Form 20-F
period 2009-12-31
Anheuser-Busch InBev S.A.
filed 2010-04-15
CIK 1140467

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 December 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Anheuser-Busch InBev SA/NV

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Belgium

(Jurisdiction of incorporation or organization)

Brouwerijplein 1,

3000 Leuven, Belgium

(Address of principal executive offices)

Sabine Chalmers

Chief Legal and Corporate Affairs Officer

Brouwerijplein 1, 3000 Leuven

Belgium

Telephone No.: 011 32 16 27 61 11

Fax No.: 011 32 16 50 61 11

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary shares without nominal value	New York Stock Exchange*

American Depositary Shares, each representing one ordinary share without nominal value	New York Stock Exchange

*	Not for trading, but in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

1,604,301,123 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).*    ☐  Yes    ☒  No

*	This requirement does not apply to the registrant until its fiscal year ending 31 December 2011.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                 Accelerated filer  ☐                 Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other	☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. N/A    ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. N/A    ☐  Yes    ☐  No

i

GENERAL INFORMATION

In this annual report on Form 20-F (“Form 20-F”) references to:

•

“we,” “us” and “our” are, as the context requires, to Anheuser-Busch InBev SA/NV or Anheuser-Busch InBev SA/NV and the group of companies owned and/or controlled by Anheuser-Busch InBev SA/NV (including Anheuser-Busch Companies, Inc., for all periods following the closing of the acquisition of Anheuser-Busch by InBev on 18 November 2008);

•	“AB InBev Group” are to Anheuser-Busch InBev SA/NV and the group of companies owned and/or controlled by Anheuser-Busch InBev SA/NV;

•

“we,” “us” and “our” or the “AB InBev Group” for periods prior to the closing of the Anheuser-Busch acquisition are to InBev and/or the InBev Group, respectively, as existing prior to the closing of the Anheuser-Busch acquisition;

•	“InBev” or the “InBev Group” are to InBev SA/NV or InBev SA/NV and the group of companies owned and/or controlled by InBev SA/NV, as existing prior to the closing of the Anheuser-Busch acquisition;

•	“Anheuser-Busch” are to Anheuser-Busch Companies, Inc. and the group of companies owned and/or controlled by Anheuser-Busch Companies, Inc., as the context requires; and

•	“AmBev” are to Companhia de Bebidas das Américas—AmBev, a Brazilian company listed on the New York Stock Exchange and on the São Paulo Stock Exchange.

PRESENTATION OF FINANCIAL AND OTHER DATA

We have prepared our audited consolidated financial statements as of 31 December 2009 and 2008, and for the three years ended 31 December 2009, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). The financial information and related discussion and analysis contained in this item are presented in U.S. dollars except as otherwise specified. Unless otherwise specified the financial information analysis in this Form 20-F is based on our actual audited consolidated financial statements as of 31 December 2009 and 2008, and for the three years ended 31 December 2009.

You should note that we have recently disposed of certain of our assets or businesses, and have utilized certain of the proceeds from such disposals to repay indebtedness incurred to finance the Anheuser-Busch acquisition. Accordingly the financial information presented in this Form 20-F may not reflect the scope of our business as it will be conducted in the future.

Prior to 1 January 2009, we used the euro as our financial statements presentation currency. Effective 1 January 2009, we changed the presentation currency of our consolidated financial statements from the euro to the U.S. dollar, reflecting the post-Anheuser-Busch acquisition profile of our revenue and cash flows, which are now primarily generated in U.S. dollars and U.S. dollar-linked currencies. We believe that this change provides greater alignment of our presentation currency with our most significant operating currency and underlying financial performance. Unless otherwise specified, all financial information included in this Form 20-F has been stated in U.S. dollars.

For financial periods ending after the date of consummation of the Anheuser-Busch acquisition on 18 November 2008, InBev and its subsidiaries and Anheuser-Busch and its subsidiaries have been consolidated into a common group. Therefore, our actual consolidated financial statements after the date of consummation of the Anheuser-Busch acquisition differ materially from the actual historical financial statements of InBev prior to the consummation of the Anheuser-Busch acquisition presented in this Form 20-F.

All references in this Form 20-F to (i) “euro” or “EUR” are to the common currency of the European Union, (ii) “U.S. dollar,” “$,” or “USD” are to the currency of the United States, (iii) “CAD” are to the currency of Canada, (iv) “real” or “reais” are to the currency of Brazil, and (v) “GBP” (pounds sterling) are to the currency of the United Kingdom.

Unless otherwise specified, volumes, as used in this Form 20-F, include both beer and non-beer (primarily carbonated soft drinks) volumes. In addition, unless otherwise specified, our volumes include not only brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor, and third-party products that we sell through our distribution network, particularly in Western Europe. Our volume figures in this Form 20-F reflect 100% of the volumes of entities that we fully consolidate in our financial reporting and a proportionate share of the volumes of entities that we proportionately consolidate in our financial reporting, but do not include volumes of our associates or non-consolidated entities. Our pro rata share of volumes in Grupo Modelo, S.A.B. de C.V. (“Grupo Modelo”) and Tsingtao Brewery Co., Ltd. (“Tsingtao”) (the latter of which we disposed of in June 2009) are not included in the reported volumes.

Certain monetary amounts and other figures included in this Form 20-F have been subject to rounding adjustments. Accordingly, any discrepancies in any tables between the totals and the sums of amounts listed are due to rounding.

PRESENTATION OF MARKET INFORMATION

Market information (including market share, market position and industry data for our operating activities and those of our subsidiaries or of companies acquired by us) or other statements presented in this Form 20-F regarding our position (or that of companies acquired by us) relative to our competitors largely reflect the best estimates of our management. These estimates are based upon information obtained from customers, trade or business organizations and associations, other contacts within the industries in which we operate and, in some cases, upon published statistical data or information from independent third parties. Except as otherwise stated, our market share data, as well as our management’s assessment of our comparative competitive position, has been derived by comparing our sales figures for the relevant period to our management’s estimates of our competitors’ sales figures for such period, as well as upon published statistical data and information from independent third parties, and, in particular, the reports published and the information made available by, among others, the local brewers’ associations and the national statistics bureaus in the various countries in which we sell our products. The principal sources generally used include Plato Logic Limited and AC Nielsen, as well as Beverage Marketing Corp. (for the United States), the Brewers Association of Canada (for Canada), AC Nielsen (for Brazil, Croatia, Guatemala, Hungary and Russia), CCR (for Peru and Ecuador), CIES (for Bolivia), CAVEFACE (for Venezuela), Cámera de la Industria Cervecera (for Argentina), Belgian Brewers (for Belgium), MREB (for Montenegro), the Korea Alcoholic Liquor Industry Association (for South Korea), the National Statistics Bureau (for China), the British Beer and Pub Association (for the United Kingdom), Deutscher Brauer-Bund (for Germany), Centraal Brouwerij Kantoor—CBK (for the Netherlands), Brasseurs de France (for France), Associazione degli Industriali della Birra e del Malto (for Italy), Fédération des Brasseurs Luxembourgeois (for Luxembourg), the Czech Beer and Malt Association (for the Czech Republic), the MEMRB (for Romania), Union of Brewers in Bulgaria (UBB) (for Bulgaria), government statistics (for Cuba) and other local brewers’ associations (including for the Dominican Republic, Paraguay, Chile, Uruguay, Ukraine and Serbia). You should not rely on the market share and other market information presented herein as precise measures of market share or of other actual conditions. On 24 July 2009, we sold our operations in South Korea and, on 2 December 2009, we sold our operations in Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Hungary, Montenegro, Romania, Serbia and Slovakia. See “Item 5. Operating and Financial Review—G. Liquidity and Capital Resources—Investments and Disposals.”

v

FORWARD-LOOKING STATEMENTS

There are statements in this Form 20-F, such as statements that include the words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “project,” “may” or similar expressions that are forward-looking statements. These statements are subject to certain risks and uncertainties. Actual results may differ materially from those suggested by these statements due to, among others, the risks or uncertainties listed below. See also “Item 3. Key Information—D. Risk Factors” for further discussion of risks and uncertainties that could impact our business.

These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict, that may cause actual results or developments to differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others:

•	greater than expected costs (including taxes) and expenses, including in relation to the integration of acquisitions such as the Anheuser-Busch acquisition;

•	the risk of unexpected consequences resulting from acquisitions, including the Anheuser-Busch acquisition;

•	our expectations with respect to expansion, projected asset divestitures, premium growth, accretion to reported earnings, working capital improvements and investment income or cash flow projections;

•	lower than expected revenue;

•	greater than expected customer losses and business disruptions following the Anheuser-Busch acquisition;

•	difficulties in maintaining relationships with employees;

•	limitations on our ability to contain costs and expenses;

•

local, regional, national and international economic conditions, including the risks of a global recession or a recession in one or more of our key markets, and the impact they may have on us and our customers and our assessment of that impact;

•

the monetary and interest rate policies of central banks, in particular the European Central Bank, the Board of Governors of the U.S. Federal Reserve System, the Bank of England, and other central banks;

•	continued availability of financing and our ability to achieve our targeted coverage and debt levels and terms;

•	market risks, such as interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, inflation or deflation;

•	our ability to continue to introduce competitive new products and services on a timely, cost-effective basis;

•	the effects of competition and consolidation in the markets in which we operate, which may be influenced by regulation, deregulation or enforcement policies;

•	changes in pricing environments;

•	volatility in commodity prices;

•	regional or general changes in asset valuations;

•	tax consequences of restructuring and our ability to optimize our tax rate after the Anheuser-Busch acquisition;

•	changes in consumer spending;

•	the outcome of pending and future litigation and governmental proceedings;

•	changes in government policies;

•

changes in applicable laws, regulations and taxes in jurisdictions in which we operate including the laws and regulations governing our operations, as well as actions or decisions of courts and regulators;

•	natural and other disasters;

•	any inability to economically hedge certain risks;

•	inadequate impairment provisions and loss reserves;

•	technological changes; and

•	our success in managing the risks involved in the foregoing.

Certain of the cost savings and synergies information related to the Anheuser-Busch acquisition set forth in “Item 4. Information on the Company—B. Strengths and Strategy—Strengths” of this Form 20-F constitute forward-looking statements and may not be representative of the actual cost savings and synergies that will result from the Anheuser-Busch acquisition. Such information included in this Form 20-F reflects potential opportunities for savings and synergies identified by us based on estimates and assumptions that are inherently subject to significant uncertainties which are difficult to predict, and accordingly there can be no assurance that these cost savings and synergies will be realized. The statements relating to the synergies, cost savings and business growth opportunities we expect to continue to achieve following the Anheuser-Busch acquisition are based on assumptions. However, these expected synergies, cost savings and business growth opportunities may not be achieved. There can be no assurance that we will be able to continue to implement successfully the strategic and operational initiatives that are intended.

Our statements regarding market risks, including interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, inflation and deflation, are subject to uncertainty. For example, certain market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

We caution that the forward-looking statements in this Form 20-F are further qualified by the risk factors disclosed in “Item 3. Key Information—D. Risk Factors” that could cause actual results to differ materially from those in the forward-looking statements. Subject to our obligations under Belgian and U.S. law in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. SELECTED FINANCIAL DATA

The selected historical financial information presented below as of 31 December 2009, 2008 and 2007, and for the four years ended 31 December 2009 has been derived from our audited consolidated financial statements, which were prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”).

The selected historical financial information presented in the tables below should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements and the accompanying notes. The audited consolidated financial statements and the accompanying notes as of 31 December 2009 and 2008 and for the three years ended 31 December 2009 have been included in this Form 20-F.

Effective 1 January 2009, we changed the presentation currency of our consolidated financial statements from the euro to the U.S. dollar, reflecting the post-Anheuser-Busch acquisition profile of our revenue and cash flows, which are now primarily generated in U.S. dollars and U.S. dollar-linked currencies. We believe that this change provides greater alignment of our presentation currency with our most significant operating currency and underlying financial performance. Unless otherwise specified, all financial information included in this Form 20-F has been stated in U.S. dollars.

	Year ended 31 December
	2009	2008	2007	2006	2005
	(USD million, unless otherwise indicated)
Income Statement Data	(audited)				(unaudited)
Revenue(1)	36,758	23,507	19,735	16,692	14,577
Profit from operations	11,569	5,340	5,872	3,925	2,749
Profit	5,877	3,126	4,167	2,667	1,753
Profit attributable to our equity holders	4,613	1,927	3,005	1,770	1,131
Weighted average number of ordinary shares (million shares)(2),(6)	1,584	999	976	972	960
Diluted weighted average number of ordinary shares (million shares)(3),(6)	1,593	1,000	981	980	964
Basic earnings per share (USD)(4),(6)	2.91	1.93	3.08	1.82	1.18
Diluted earnings per share (USD)(5),(6)	2.90	1.93	3.06	1.81	1.17
Dividends per share (USD)	0.55	0.35	3.67	0.95	0.57
Dividends per share (EUR)	0.38	0.28	2.44	0.72	0.48

	As of 31 December
	2009	2008 (adjusted)(7)	2007	2006	2005
	(USD million, unless otherwise indicated)
Financial Position Data	(audited)			(unaudited)
Total assets	112,525	113,748	42,247	34,566	27,795
Equity	33,171	24,431	21,949	17,308	13,979
Equity attributable to our equity holders	30,318	22,442	20,057	16,149	13,532
Issued capital	1,732	1,730	559	558	554

Other Data
Volumes (million hectoliters)	409	285	271	247	224

Notes:

(1)	Turnover less excise taxes and discounts. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to our customers (see “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Excise Taxes”).
(2)	Weighted average number of ordinary shares means, for any period, the number of shares outstanding at the beginning of the period, adjusted by the number of shares canceled, repurchased or issued during the period multiplied by a time-weighting factor.
(3)	Diluted weighted average number of ordinary shares means the weighted average number of ordinary shares, adjusted by the effect of share options issued.
(4)	Earnings per share means, for any period, profit attributable to our equity holders for the period divided by the weighted average number of ordinary shares.
(5)	Diluted earnings per share means, for any period, profit attributable to our equity holders for the period divided by the diluted weighted average number of ordinary shares.
(6)	In accordance with IAS 33, we adjusted historical data per share for each of the years ended 31 December 2007, 2006 and 2005 by an adjustment ratio of 0.6252 as a result of the capital increase pursuant to the rights offering we completed in December 2008 to restate (i) the weighted average number of ordinary shares; (ii) the diluted weighted average number of ordinary shares; (iii) the basic earnings per share; and (iv) the diluted earnings per share.
(7)	In 2009, the company completed the purchase price allocation of the Anheuser-Busch acquisition in accordance with IFRS 3. IFRS 3 requires the acquirer to retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date. As such, total assets have been adjusted to reflect the final purchase price adjustments.

Exchange Rate Information

The following tables set forth, for the periods and dates indicated, certain information regarding the exchange rate between the euro and the U.S. dollar, based on the closing spot rates as published by Bloomberg at 5:00 p.m. (New York time) on each business day during the period. These rates may differ from the actual rates used in the preparation of the financial statements and other financial information appearing in this Form 20-F. Inclusion of these exchange rates is not meant to suggest that the U.S. dollar amounts actually represent such euro amounts or that such amounts could have been converted into euro at any particular rate, if any. The following tables have been set out solely for the purpose of convenience.

Year ended 31 December	High	Low	Average(1)	Period End
	(U.S. dollars per euro)
2009	1.5135	1.2530	1.3952	1.4321
2008	1.5991	1.2453	1.4710	1.3971
2007	1.4872	1.2893	1.3796	1.4589
2006	1.3343	1.1820	1.2657	1.3197
2005	1.3465	1.1670	1.2387	1.1849

Note:

(1)	The average of the exchange rates on the last business day of each month during the relevant period.

Month	High	Low
	(U.S. dollars per euro)
April 2010 (through 12 April 2010)	1.3592	1.3343
March 2010	1.3769	1.3272
February 2010	1.3964	1.3507
January 2010	1.4513	1.3863
December 2009	1.5081	1.4249
November 2009	1.5134	1.4724
October 2009	1.5033	1.4545

B. CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

D. RISK FACTORS

Investing in our shares involves risk. We expect to be exposed to some or all of the risks described below in our future operations. Such risks include, but are not limited to, the risk factors described below. Any of the risk factors described below, as well as additional risks of which we are not currently aware, could also affect our business operations and have a material adverse effect on our business activities, financial condition, results of operations and prospects and cause the value of our shares to decline. Moreover, if and to the extent that any of the risks described below materialize, they may occur in combination with other risks which would compound the adverse effect of such risks on our business activities, financial condition, results of operations and prospects. Investors in our shares and American Depositary Shares (“ADSs”) could lose all or part of their investment.

You should carefully consider the following information in conjunction with the other information contained or incorporated by reference in this document. The sequence in which the risk factors are presented below is not indicative of their likelihood of occurrence or of the potential magnitude of their financial consequences.

Risks Relating to Our Business

We are exposed to the risks of an economic recession, credit and capital market volatility and economic and financial crisis, which could adversely affect the demand for our products and adversely affect the market price of our shares and ADSs.

We are exposed to the risk of a global recession or a recession in one or more of our key markets, credit and capital market volatility and economic and financial crisis, which could result in lower revenue and reduced profit. Any such development could adversely affect demand for beer, which could result in a deterioration in our results of operations.

Beer consumption in many of the jurisdictions in which we operate is closely linked to general economic conditions, with levels of consumption tending to rise during periods of rising per capita income and fall during periods of declining per capita income. Additionally, per capita consumption is inversely related to the sale price of our products.

Besides moving in concert with changes in per capita income, beer consumption also increases or decreases in accordance with changes in disposable income.

Currently, disposable income is low in many of the emerging market countries in which we operate compared to disposable income in more developed countries. Any decrease in disposable income resulting from an increase in inflation, income taxes, the cost of living, or other factors would likely adversely affect demand for beer. Moreover, because a significant portion of our brand portfolio consists of premium beers, our volumes and revenue may be impacted to a greater degree than those of some of our competitors, as some consumers may choose to purchase value or discount brands rather than super-premium, premium or mainstream/mid-market brands. For additional information on segmentation of the beer market and our positioning, see “Item 4. Information on the Company—C. Principal Activities and Products—Beer.”

Capital and credit market volatility, such as has been experienced recently, may result in downward pressure on stock prices and credit capacity of issuers. A continuation or worsening of the levels of market disruption and volatility seen in the last two years could have an adverse effect on our ability to access capital, on our business, results of operations and financial condition, and on the market price of our shares and ADSs.

We may not be able to obtain the necessary funding for our future capital or refinancing needs and we face financial risks due to our level of debt and uncertain market conditions.

We may be required to raise additional funds for our future capital needs or refinance our current indebtedness through public or private financing, strategic relationships or other arrangements. There can be no assurance that the funding, if needed, will be available on attractive terms, or at all. We may be required to issue additional equity under unfavorable conditions, which could dilute our existing shareholders. See “—Risks Related to Our Shares and American Depositary Shares—Future equity issuances may dilute the holdings of current shareholders or ADS holders and could materially affect the market price of our shares or ADSs.”

We incurred substantial indebtedness in connection with the Anheuser-Busch acquisition. We financed the Anheuser-Busch acquisition in part with the fully committed USD 45 billion senior debt facility (the “2008 Senior Facilities Agreement”) (of which USD 44 billion was ultimately drawn). As of 31 December 2009, there remained USD 17.2 billion outstanding under our 2008 Senior Facilities Agreement. See “Item 5. Operating and Financial Review—G. Liquidity and Capital Resources—Net Debt and Equity.” The terms of the 2008 Senior Facilities Agreement, as well as its use, are described under “Item 10. Additional Information—C. Material Contracts—Financing the Anheuser-Busch Acquisition—2008 Senior Facilities Agreement.” On 26 February 2010, we entered into USD 17.2 billion of senior credit agreements, including a USD 13 billion senior facilities agreement (the “2010 Senior Facilities Agreement”), enabling us to fully refinance the 2008 Senior Facilities Agreement. These facilities extend our debt maturities while building additional liquidity, thus enhancing our credit profile as evidenced by the improved terms under the facilities, which do not include financial covenants and mandatory prepayment provisions. On 6 April 2010 we drew USD 10,050 million under the 2010 Senior Facilities Agreement and fully repaid the 2008 Senior Facilities Agreement, which has been terminated. The terms of the 2010 Senior Facilities Agreement, as well as its intended use, are described under “Item 10. Additional Information—C. Material Contracts—Refinancing the 2008 Senior Facilities Agreement.”

As was the case with the 2008 Senior Facilities Agreement, the 2010 Senior Facilities Agreement we entered into in order to refinance the 2008 Senior Facilities Agreement could have significant consequences, including based on whether or not we are able to refinance the indebtedness incurred in connection with the Anheuser-Busch acquisition, and even if fully refinanced, the portion of our consolidated balance sheet represented by debt will remain significantly higher as compared to our historical position until we complete our deleveraging.

Our continued increased level of debt could have significant consequences, including:

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	impairing our ability to obtain additional financing in the future;

•	requiring us to issue additional equity (possibly under unfavorable conditions); and

•	placing us at a competitive disadvantage compared to our competitors that have less debt.

Further, a credit rating downgrade affecting us as a result of increased leverage or other reasons could have a material adverse effect on our ability to finance our ongoing operations or to refinance our existing indebtedness. In addition, if we fail to comply with the covenants or other terms of any agreements governing these facilities, our lenders will have the right to accelerate the maturity of that debt.

We have reduced the amount of dividends we have paid in respect of 2009 and 2008, may reduce the amount of dividends we will pay in the next one to two years and may have to make further reductions or reduce dividends for a longer period as a result of our level of debt and our strategy to reduce our leverage.

Our ability to repay our outstanding indebtedness will depend upon market conditions. In the last two years, the global credit markets have been experiencing significant price volatility, dislocations and liquidity disruptions that have caused the cost of debt financings to increase considerably. The markets have also put downward pressure on stock prices and credit capacity for certain issuers without regard to those issuers’ underlying financial strength. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors have reduced, and in some cases, ceased to provide funding to borrowers. If such uncertain conditions continue or worsen, our costs could increase beyond what is anticipated.

Such costs could have a material adverse impact on our cash flows, results of operations or both. In addition, an inability to refinance all or a substantial amount of our debt obligations when they become due, or more generally a failure to raise additional equity capital or debt financing or to realize proceeds from asset sales when needed, would have a material adverse effect on our financial condition and results of operations.

Our results could be negatively affected by increasing interest rates.

We use issuances of debt and bank borrowings as a source of funding and, following the Anheuser-Busch acquisition, our level of debt has increased significantly. Nevertheless, pursuant to our capital structure policy, we aim to optimize shareholder value through tax efficient maximization of cash flow distribution to us from our subsidiaries, while maintaining an investment-grade rating and minimizing cash and investments with a return below our weighted average cost of capital.

Some of the debt we have issued or incurred was issued or incurred at variable interest rates, which exposes us to changes in such interest rates. As of 31 December 2009, after certain hedging and fair value adjustments, USD 7.2 billion, or 14.6%, of our interest-bearing financial liabilities (which include loans, borrowings and bank overdrafts) bore a variable interest rate, while USD 41.9 billion, or 85.4%, bore a fixed interest rate. Further, the USD 17.2 billion that remained outstanding as of 31 December 2009 under the financing arrangements we entered into in connection with the Anheuser-Busch acquisition was based on variable interest rates and increased our exposure to interest rate risk substantially. Moreover, a significant part of our external debt is denominated in non-U.S. dollar currencies, including the euro, Brazilian real and the Canadian dollar. Although we enter into interest rate swap agreements to manage our interest rate risk, and also enter into cross-currency interest rate swap agreements to manage both our foreign currency risk and interest-rate risk on interest-bearing financial liabilities, there can be no assurance that such instruments will be successful in reducing the risks inherent in exposures to interest rate fluctuations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments” and note 29 to our audited financial statements as of 31 December 2009 and 2008, and for the three years ended 31 December 2009 for further details on our approach to foreign currency and interest-rate risk.

Changes in the availability or price of raw materials, commodities and energy could have an adverse effect on our results of operations.

A significant portion of our operating expenses are related to raw materials and commodities, such as malt, hops, wheat, corn grits, corn syrup, adjuncts, sugar, aluminum cans, polyethylene terephthalate (“PET”), steel, metal closures, plastic closures, labels, preforms, folding carton, soda ash, bottle caps and glass bottles.

The supply and price of raw materials and commodities used for the production of our products can be affected by a number of factors beyond our control, including the level of crop production around the world, export demand, quality and availability of supply, speculative movements in the raw materials or commodities markets, currency fluctuations, governmental regulations and legislation affecting agriculture, trade agreements among producing and consuming nations, adverse weather conditions, economic factors affecting growth decisions, various plant diseases and pests.

We cannot predict future availability or prices of the raw materials or commodities required for our products. The markets in certain raw materials or commodities have experienced and may in the future experience shortages and significant price fluctuations. The foregoing may affect the price and availability of ingredients that we use to manufacture our products, as well as the cans and bottles in which our products are packaged. We may not be able to increase our prices to offset these increased costs or increase our prices without suffering reduced volume, revenue and operating income. We use both fixed price purchasing contracts and commodity derivatives to minimize our exposure to commodity price volatility. To some extent, derivative financial instruments and the terms of supply agreements can protect against increases in materials and commodities costs in the short term. However, derivatives and supply agreements expire and upon expiry are subject to renegotiation and therefore cannot provide complete protection over the medium or longer term. To the extent we fail to adequately manage the risks inherent in such volatility, including if our hedging and derivative arrangements do not effectively or completely hedge changes in commodity prices, our results of operations may be adversely impacted. In addition, it is possible that the hedging and derivative instruments we use to establish the purchase price for commodities in advance of the time of delivery may lock us into prices that are ultimately higher than actual market prices at the time of delivery. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments” for further details on our approach to hedging commodity price risk.

The production and distribution of our products consumes material amounts of energy, including the consumption of oil-based products and electricity. Energy prices have been subject to significant price volatility in the recent past and may be again in the future. High energy prices over an extended period of time, as well as changes in energy taxation and regulation in certain geographies, may result in a negative effect on operating income and could potentially challenge our profitability in certain markets. There is no guarantee that we will be able to pass along increased energy costs to our customers in every case.

Our results of operations are affected by fluctuations in exchange rates.

As from 1 January 2009, we have reported our consolidated results in U.S. dollars, and we have restated our historical financial statements included in this Form 20-F from the euro to the U.S. dollar. In 2009, we derived approximately 56% of our revenue from operating companies that have non-U.S. dollar functional currencies (that is, in most cases, the local currency of the respective operating company). Consequently, any change in exchange rates between our operating companies’ functional currencies and the U.S. dollar will affect our consolidated income statement and balance sheet when the results of those operating companies are translated into U.S. dollars for reporting purposes. Decreases in the value of our operating companies’ functional currencies against the U.S. dollar will tend to reduce those operating companies’ contributions in dollar terms to our financial condition and results of operations. We faced this situation in several jurisdictions in 2009 such as Argentina, Bolivia, Chile, Paraguay and Uruguay.

In addition to currency translation risk, we incur currency transaction risks whenever one of our operating companies enters into transactions using currencies other than their respective functional currencies, including purchase or sale transactions and the issuance or incurrence of debt. Although we have hedge policies in place to manage commodity price and foreign currency risks to protect our exposure to currencies other than our operating companies’ functional currencies, there can be no assurance that such policies will be able to successfully hedge against the effects of such foreign exchange exposure, particularly over the long-term.

Moreover, although we seek to match borrowing currency liabilities to functional currency cash flows, following the Anheuser-Busch acquisition, much of our debt is denominated in U.S. dollars, while a significant portion of our cash flows are denominated in currencies other than the U.S. dollar. From time to time we enter into financial instruments to mitigate currency risk, but these transactions and any other efforts taken to better match the effective currencies of our liabilities to our cash flows could result in increased costs.

See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments” and note 29 to our audited financial information as of 31 December 2009 and 2008, and for the three years ended 31 December 2009, for further details on our approach to hedging commodity price and foreign currency risk.

Certain of our operations depend on independent distributors or wholesalers to sell our products.

Certain of our operations are dependent on government-controlled or privately owned but independent wholesale distributors for distribution of our products for resale to retail outlets. See “Item 4. Information on the Company—H. Distribution of Products” and “Item 4. Information on the Company—L. Regulations Affecting Our Business” for further information in this respect. There can be no assurance that these distributors, who often act both for us and our competitors, will not give our competitors’ products higher priority, thereby reducing their efforts to sell our products.

In the United States, for instance, we sell substantially all of our beer to independent wholesalers for distribution to retailers and ultimately consumers. As independent companies, wholesalers make their own business decisions that may not always align themselves with our interests. If our wholesalers do not effectively distribute our products, our financial results could be adversely affected.

In addition, contractual restrictions and the regulatory environment of many markets may make it very difficult to change distributors in a number of markets. In certain cases, poor performance by a distributor or wholesaler is not a sufficient reason for replacement. Our consequent inability to replace unproductive or inefficient distributors could adversely impact our business, results of operations and financial condition.

Competition could lead to a reduction of our margins, increase costs and adversely affect our profitability.

Globally, brewers compete mainly on the basis of brand image, price, quality, distribution networks and customer service. Consolidation has significantly increased the capital base and geographic reach of our competitors in some of the markets in which we operate, and competition is expected to increase further as the trend towards consolidation among companies in the beer industry continues.

Competition may divert consumers and customers from our products. Competition in our various markets could cause us to reduce pricing, increase capital investment, increase marketing and other expenditures, prevent us from increasing prices to recover higher costs, and thereby cause us to reduce margins or lose market share. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations. Innovation faces inherent risks, and the new products we introduce may not be successful.

Additionally, the absence of level playing fields in some markets and the lack of transparency, or even certain unfair or illegal practices, such as tax evasion and corruption, may skew the competitive environment, with material adverse effects on our profitability or ability to operate.

The ability of our subsidiaries to distribute cash upstream may be subject to various conditions and limitations.

To a large extent, we are organized as a holding company and our operations are carried out through subsidiaries. Our domestic and foreign subsidiaries’ and affiliated companies’ ability to upstream or distribute cash (to be used, among other things, to meet our financial obligations) through dividends, intercompany advances, management fees and other payments is, to a large extent, dependent on the availability of cash flows at the level of such domestic and foreign subsidiaries and affiliated companies and may be restricted by applicable laws and accounting principles. In particular, 31.3% (USD 11.5 billion) of our total revenue of USD 36.8 billion in 2009 came from our Brazilian listed subsidiary Companhia de Bebidas das Américas—AmBev (“AmBev”), which is not wholly owned and is listed on the São Paulo Stock Exchange and the New York Stock Exchange. Certain of our equity investments (such as our investment in Grupo Modelo) contribute cash flow to us through dividend payments but are not controlled by us, and our receipt of dividend payments from these entities is therefore outside our control. In addition to the above, some of our subsidiaries are subject to laws restricting their ability to pay dividends or the amount of dividends they may pay. See “Item 5. Operating and Financial Review—G. Liquidity and Capital Resources—Transfers from Subsidiaries” and “Item 10. Additional Information—F. Dividends and Paying Agents” for further information in this respect.

If we are not able to obtain sufficient cash flows from our domestic and foreign subsidiaries and affiliated companies, this could adversely impact our ability to pay our substantially increased debt resulting from the Anheuser-Busch acquisition and otherwise negatively impact our business, results of operations and financial condition.

An inability to reduce costs could affect profitability.

Our future success and earnings growth depend in part on our ability to be efficient in producing, advertising and selling our products and services. We are pursuing a number of initiatives to improve operational efficiency. Failure to generate significant cost savings and margin improvement through these initiatives could adversely affect our profitability and our ability to achieve our financial goals.

We may fail to realize all of the anticipated business growth opportunities, cost savings, increased profits, synergies and other benefits from the Anheuser-Busch acquisition.

Achieving all of the advantages of the Anheuser-Busch acquisition will depend partly on the continued rapid and efficient combination of the activities of InBev and Anheuser-Busch, two companies of considerable size that functioned independently and were incorporated in different countries, with geographically dispersed operations, and with different business cultures and compensation structures.

The integration process involves inherent costs and uncertainties, and there is no assurance that the Anheuser-Busch acquisition will achieve anticipated business growth opportunities, cost savings, increased profits, synergies and other benefits. We believe the consideration paid for the Anheuser-Busch acquisition was justified by the business growth opportunities, cost savings, increased profits, synergies, revenue benefits and other benefits we anticipated achieving by combining our InBev operations with those of Anheuser-Busch. However, not all of these anticipated business growth opportunities, cost savings, increased profits, synergies and other benefits may develop, and the assumptions upon which we determined the consideration paid for the Anheuser-Busch acquisition may prove to be incorrect because, among other things, such assumptions were based on publicly available information. In addition, benefits may be lower than anticipated if we are not able to successfully introduce the Anheuser-Busch brands (such as Budweiser) into all of the markets outside the United States in which we intend to do so, or if we fail to successfully use the intellectual property rights of any such brands in those markets, for example if we are legally restricted in using such rights, including as a result of third-party ownership of the relevant trademarks in various countries.

Implementation of the acquisition and the successful integration of Anheuser-Busch has required and will continue to require a significant amount of management time and, thus, may affect or impair management’s ability to run our business effectively during the period of integration. In addition, over the longer-term, we may not be able to retain employees with the appropriate skill sets for the tasks associated with our integration plan, which could adversely affect the integration of Anheuser-Busch. In addition, employee departures and early retirements in the process of achieving synergies and company integration may create management challenges in respect of the businesses that have been acquired.

Although the estimated expense savings and revenue synergies contemplated by the Anheuser-Busch acquisition are significant, there can be no assurance that we will realize these benefits in the time expected, or at all. Any failures, material delays or unexpected costs of the integration process could therefore have a material adverse effect on our business, results of operations and financial condition.

We are exposed to emerging market risks.

A substantial proportion of our operations, representing approximately 37% of our 2009 revenue, are carried out in emerging markets, including Brazil, Argentina, Venezuela, Bolivia, China, Russia and the Ukraine. We also have equity investments in brewers in Mexico.

Our operations and equity investments in these markets are subject to the customary risks of operating in developing countries, which include potential political and economic uncertainty, application of exchange controls, nationalization or expropriation, crime and lack of law enforcement, political insurrection, external interference, currency fluctuations, changes in government policy, political and economic changes, changes in the relations between the countries, actions of governmental authorities affecting trade and foreign investment, regulations on repatriation of funds, interpretation and application of local laws and regulations, enforceability of intellectual property and contract rights, local labor conditions and regulations. Such factors could affect our results by causing interruptions to our operations or by increasing the costs of operating in those countries or by limiting our ability to repatriate profits from those countries. Financial risks of operating in emerging markets also include risks of liquidity, inflation (for example, Brazil, Argentina and Russia have periodically experienced extremely high rates of inflation), devaluation (for example, the Brazilian and Argentine currencies have been devalued frequently during the last four decades), price volatility, currency convertibility and country default. These various factors could adversely impact our business, results of operations and financial condition. Due to our specific exposure, these factors could affect us more than our competitors with less exposure to emerging markets, and any general decline in emerging markets as a whole could impact us disproportionately compared to our competitors.

We may not be able to successfully carry out further acquisitions and business integrations or restructuring.

We have made in the past and may make in the future acquisitions of, investments in, and joint venture and similar arrangements with, other companies and businesses. We cannot make further acquisitions unless we can identify suitable candidates and agree on the terms with them. Such transactions also involve a number of risks. We may not be able to successfully complete such transactions. After completion of a transaction, we may be required to integrate the acquired companies, businesses or operations into our existing operations. In addition, such transactions may involve the assumption of certain actual or potential, known or unknown, liabilities, which may have a potential impact on our financial risk profile. Further, the price we may pay in any future acquisition may prove to be too high as a result of various factors, such as a significant change in market conditions, the limited opportunity to conduct due diligence prior to a purchase or unexpected changes in the acquired business.

The uncertainties about the effects of the Anheuser-Busch acquisition could materially and adversely affect our businesses and operations.

Uncertainty regarding the effect of the Anheuser-Busch acquisition could cause disruptions to our businesses. These uncertainties may materially and adversely affect our businesses and their operations and could cause customers, distributors, other business partners and other parties that have business relationships with us to defer the consummation of other transactions or other decisions concerning our businesses, or to seek to change existing business relationships.

An impairment of goodwill or other intangible assets would adversely affect our financial condition and results of operations.

As a result of the Anheuser-Busch acquisition, we recognized USD 32.9 billion of goodwill on our balance sheet and recorded several brands from the Anheuser-Busch business (including brands in the Budweiser brand family, the Michelob brand family, the Busch brand family and the Natural brand family) as intangible assets with indefinite life with a fair value of USD 21.4 billion. If the combination of the businesses meets with unexpected difficulties, or if our business does not develop as expected, impairment charges may be incurred in the future that could be significant and that could have an adverse effect on our results of operations and financial condition.

We rely on the reputation of our brands.

Our success depends on our ability to maintain and enhance the image and reputation of our existing products and to develop a favorable image and reputation for new products. The image and reputation of our products may be reduced in the future; concerns about product quality, even when unfounded, could tarnish the image and reputation of our products. An event, or series of events, that materially damages the reputation of one or more of our brands could have an adverse effect on the value of that brand and subsequent revenues from that brand or business. Restoring the image and reputation of our products may be costly and may not be possible. Moreover, our marketing efforts are subject to restrictions on the permissible advertising style, media and messages used. In a number of countries, for example, television is a prohibited medium for advertising alcoholic products, and in other countries, television advertising, while permitted, is carefully regulated. Any additional restrictions in such countries, or the introduction of similar restrictions in other countries, may constrain our brand building potential and thus reduce the value of our brands and related revenues.

Negative publicity may harm our business.

Media coverage, and publicity generally, can exert significant influence on consumer behavior and actions. If the social acceptability of beer or soft drinks were to decline significantly, sales of our products could materially decrease. In recent years, there has been increased public and political attention directed at the alcoholic beverage and soft drink industries. This attention is a result of public concern over alcohol-related problems, including drunk driving, underage drinking and health consequences resulting from the misuse of beer (for example, alcoholism and obesity), as well as soft-drink related problems, including health consequences resulting from the excessive consumption of soft drinks (for example, obesity). Negative publicity regarding alcohol or soft drink consumption, publication of studies that indicate a significant health risk from consumption of alcohol or soft drinks, or changes in consumer perceptions in relation to alcohol or soft drinks generally could adversely affect the sale and consumption of our products and could harm our business, results of operations, cash flows or financial condition as consumers and customers change their purchasing patterns. For example in Russia, concerns about alcohol abuse and underage drinking supported the recent increase of excise tax on regular-strength beer by 200%. See “—The beer and beverage industry may be subject to changes in taxation.” Russian authorities are also looking at further legislative changes, such as a ban on the sale of beer in kiosks, a ban on the sale of beer during night hours, a ban on beer advertising on TV and radio, a mandatory license for the retail of beer and a further increase of excise taxes. Such changes could have an adverse effect on our ability to sell and advertise our products.

Key brand names are used by us, our subsidiaries, associates and joint ventures, and licensed to third-party brewers. To the extent that we, one of our subsidiaries, associates, joint ventures or licensees are subject to negative publicity, and the negative publicity causes consumers and customers to change their purchasing patterns, it could have a material adverse effect on our business, results of operations, cash flows or financial condition. As we continue to expand our operations into emerging and growth markets, there is a greater risk that we may be subject to negative publicity, in particular in relation to labor rights and local work conditions. Negative publicity that materially damages the reputation of one or more of our brands could have an adverse effect on the value of that brand and subsequent revenues from that brand or business, which could adversely impact our business, results of operations, cash flows and financial condition.

Demand for our products may be adversely affected by changes in consumer preferences and tastes.

We depend on our ability to satisfy consumer preferences and tastes. Consumer preferences and tastes can change in unpredictable ways due to a variety of factors, such as changes in demographics, consumer health concerns about obesity, product attributes and ingredients, changes in travel, vacation or leisure activity patterns, weather, negative publicity resulting from regulatory action or litigation against us or comparable companies or a downturn in economic conditions. Consumers also may begin to prefer the products of competitors or may generally reduce their demand for products in the category. Failure by us to anticipate or respond adequately either to changes in consumer preferences and tastes or to developments in new forms of media and marketing could adversely impact our business, results of operations and financial condition.

Seasonal consumption cycles and adverse weather conditions may result in fluctuations in demand for our products.

Seasonal consumption cycles and adverse weather conditions in the markets in which we operate may have an impact on our operations. This is particularly true in the summer months, when unseasonably cool or wet weather can affect sales volumes. Demand for beer is normally more depressed in our major markets in the Northern Hemisphere during the first and fourth quarters of each year, and our consolidated net revenue from those markets is therefore normally lower during this time. Although this risk is somewhat mitigated by our relatively balanced footprint in both hemispheres, we are relatively more exposed to the markets in the Northern Hemisphere than to the markets in the Southern Hemisphere since the closing of the Anheuser-Busch acquisition, which could adversely impact our business, results of operations and financial condition.

If any of our products is defective or found to contain contaminants, we may be subject to product recalls or other liabilities.

We take precautions to ensure that our beverage products are free from contaminants and that our packaging materials (such as bottles, crowns, cans and other containers) are free of defects. Such precautions include quality-control programs for primary materials, the production process and our final products. We have established procedures to correct problems detected.

In the event that contamination or a defect does occur in the future, it may lead to business interruptions, product recalls or liability, each of which could have an adverse effect on our business, reputation, prospects, financial condition and results of operations.

Although we maintain insurance policies against certain product liability (but not product recall) risks, we may not be able to enforce our rights in respect of these policies, and, in the event that contamination or a defect occurs, any amounts that we recover may not be sufficient to offset any damage we may suffer, which could adversely impact our business, results of operations and financial condition.

We may not be able to protect our intellectual property rights.

Our future success depends significantly on our ability to protect our current and future brands and products and to defend our intellectual property rights, including trademarks, patents, domain names, trade secrets and know-how. We have been granted numerous trademark registrations covering our brands and products and have filed, and expect to continue to file, trademark and patent applications seeking to protect newly developed brands and products. We cannot be sure that trademark and patent registrations will be issued with respect to any of our applications. There is also a risk that we could, by omission, fail to renew a trademark or patent on a timely basis or that our competitors will challenge, invalidate or circumvent any existing or future trademarks and patents issued to, or licensed by, us.

Although we have taken appropriate action to protect our portfolio of intellectual property rights (including trademark registration and domain names), we cannot be certain that the steps we have taken will be sufficient or that third parties will not infringe upon or misappropriate proprietary rights. Moreover, some of the countries in which we operate, such as China, offer less intellectual property protection than is available in Europe or the United States. If we are unable to protect our proprietary rights against infringement or misappropriation, it could have a material adverse effect on our business, results of operations, cash flows or financial condition, and in particular, on our ability to develop our business.

We rely on key third parties, including key suppliers, and the termination or modification of the arrangements with such third parties could negatively affect our business.

We rely on key third-party suppliers, including third-party suppliers for a range of raw materials for beer and soft drinks, and for packaging material, including aluminum cans, glass, kegs and PET bottles. We seek to limit our exposure to market fluctuations in these supplies by entering into medium- and long-term fixed-price arrangements. We have a limited number of suppliers of aluminum cans, glass and PET bottles. Consolidation of the aluminum can industry, glass and PET bottle industry in certain markets in which we operate has reduced local supply alternatives and increased the risk of disruption to aluminum can, glass and PET bottle supplies. Although we generally have other suppliers of raw materials and packaging materials, the termination of or material change to arrangements with certain key suppliers, disagreements with suppliers as to payment or other terms, or the failure of a key supplier to meet our contractual obligations or otherwise deliver materials consistent with current usage would or may require us to make purchases from alternative suppliers, in each case at potentially higher prices than those agreed with this supplier, and this could have a material impact on our production, distribution and sale of beer and have a material adverse effect on our business, results of operations, cash flows or financial condition.

A number of key brand names are both licensed to third-party brewers and used by companies over which we do not have control. For instance, our global brand Stella Artois is licensed to third parties in Algeria, Australia, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Hungary, Kosovo, Montenegro, New Zealand, Romania, Serbia, Slovakia and Greece, and another global brand, Beck’s, is licensed to third parties in Algeria, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Hungary, Kosovo, Montenegro, Turkey, Australia, New Zealand, Romania, Serbia, Slovakia and Tunisia. Finally, Budweiser is licensed to third parties in, amongst other countries, Argentina, India, Japan, Korea, Panama and Spain. See “Item 4. Information on the Company—I. Licensing” for more information in this respect. To the extent that one of these key brand names or our joint ventures, investments in companies in which we do not own a controlling interest and our licensees are subject to negative publicity, it could have a material adverse effect on our business, results of operations, cash flows or financial condition.

For certain packaging supplies, raw materials and commodities, we rely on a small number of important suppliers. If these suppliers became unable to continue to meet our requirements, and we are unable to develop alternative sources of supply, our operations and financial results could be adversely affected.

The consolidation of retailers may adversely affect us.

The retail industry in Europe, the United States and in other countries in which we operate continues to consolidate. Large retailers may seek to improve profitability and sales by asking for lower prices or increased trade spending. Although retailers purchase products from wholesalers (including in a limited number of markets, from our wholesaler operations), rather than directly from us, the efforts of retailers could result in reduced profitability for the beer industry as a whole and indirectly adversely affect our financial results.

We could incur significant costs as a result of compliance with, and/or violations of or liabilities under, various regulations that govern our operations.

Our business is highly regulated in many of the countries in which we operate. The regulations adopted by the authorities in these countries govern many parts of our operations, including brewing, marketing and advertising (in particular to persons under the legal drinking age), transportation, distributor relationships and sales. We may be subject to claims that we have not complied with existing laws and regulations, which could result in fines and penalties. We are also routinely subject to new or modified laws and regulations with which we must comply in order to avoid claims, fines and other penalties, which could adversely impact our business, results of operations and financial condition. There can be no assurance that we will not incur material costs or liabilities in connection with compliance with applicable regulatory requirements, or that such regulation will not interfere with our beer or soft drinks businesses.

The level of regulation to which our businesses are subject can be affected by changes in the public perception of beer and soft drinks consumption. In recent years, there has been increased social and political attention in certain countries directed at the alcoholic beverage and soft drinks industries, and governmental bodies may respond to any public criticism by implementing further regulatory restrictions on opening hours, drinking ages or advertising. Such public concern and any resulting restrictions may cause the social acceptability of beer or soft drinks to decline significantly and consumption trends to shift away from these products, which would have a material adverse effect on our business, financial condition and results of operations.

We are exposed to the risk of litigation.

We are now and may in the future be party to legal proceedings and claims and significant damages may be asserted against us. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings” and “Item 5. Operating and Financial Review—H. Contractual Obligations and Contingencies—Contingencies” and note 32 to our audited consolidated financial statements as of 31 December 2009 and 2008, and for the three years ended 31 December 2009 for a description of certain material contingencies which we believe will possibly (but not probably) be realized. Given the inherent uncertainty of litigation, it is possible that we might incur liabilities as a consequence of the proceedings and claims brought against us, including those not currently believed by us to be possible.

Moreover, companies in the alcoholic beverage industry are, from time to time, exposed to collective suits (class actions) or other litigation relating to alcohol advertising, alcohol abuse problems or health consequences from the excessive consumption of alcohol. As an illustration, certain beer and alcoholic beverage producers from the United States, Canada and Europe were recently involved in class actions in the United States seeking damages for alleged marketing of alcoholic beverages to underage consumers. If any of these types of litigation result in fines, damages or reputational damage for us, this could have a material adverse effect on our business, results of operations, cash flows or financial position.

On 16 October 2008, Grupo Modelo, Diblo S.A. de C.V. and the Grupo Modelo series A shareholders filed a notice of arbitration, under the arbitration rules of the United Nations Commission on International Trade Law, against Anheuser-Busch, Anheuser-Busch International Inc. and Anheuser-Busch International Holdings Inc. The notice of arbitration claimed the transaction between Anheuser-Busch and InBev violated provisions of the 1993 investment agreement, governed by the law of the United Mexican States, between the Anheuser-Busch entities, Grupo Modelo, Diblo and the series A shareholders. It seeks post-closing relief, including (i) a declaration that Anheuser-Busch breached the 1993 investment agreement, (ii) rescission of certain continuing rights and obligations under the 1993 investment agreement, (iii) a permanent injunction against Anheuser-Busch or its successors from exercising governance rights under the 1993 investment agreement, (iv) suspension of Anheuser-Busch’s right to exercise a right of first refusal to purchase the stock of Grupo Modelo held by the series A shareholders, (v) “rectification” of the 1993 investment agreement to add additional restrictions on the Anheuser-Busch entities and (vi) money damages of up to $2.5 billion. The respondents believe that the claims are without merit because, among other things, there is no change of control clause in the investment agreement and no sale or transfer of the shares of Grupo Modelo and Diblo held by Anheuser-Busch International Holdings Inc. occurred. However, the relief sought by Grupo Modelo, Diblo and its series A shareholders in the arbitral proceeding or any other equitable or other relief they may seek may have an adverse effect on us, including by limiting our ability to exercise governance rights under the investment agreement with Grupo Modelo after the closing of the Anheuser-Busch acquisition. On 2 February 2009, the arbitration panel denied Grupo Modelo’s request for interim measures that would have prevented Anheuser-Busch from exercising its corporate governance rights pending the final arbitration proceeding. The panel also ruled that Anheuser-Busch was to provide 90 days’ notice if it intends to sell its shares. In August 2009, the final arbitration proceeding was conducted in New York City. The arbitration panel has not yet issued a ruling. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings—Anheuser-Busch—Grupo Modelo Arbitration.”

See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings” for additional information on litigation matters.

The beer and beverage industry may be subject to changes in taxation.

Taxation on our beer and non-beer products in the countries in which we operate is comprised of different taxes specific to each jurisdiction, such as excise and other indirect taxes. In many jurisdictions, such excise and other indirect taxes make up a large proportion of the cost of beer charged to customers. Increases in excise and other indirect taxes applicable to our products either on an absolute basis or relative to the levels applicable to other beverages tend to adversely affect our revenue or margins, both by reducing overall consumption and by encouraging consumers to switch to lower-taxed categories of beverages. These increases also adversely affect the affordability of our products and our profitability. For example, in November 2008 the Brazilian Congress approved certain changes (effective 1 January 2009) to the taxable basis and tax rates of the Imposto Sobre Produtos Industrializados (the Brazilian federal excise tax) and the PIS/COFINS (Brazilian social contributions). Under the previous system, these taxes were paid as a fixed rate per hectoliter by all taxpayers. The new system provided that higher priced brands will pay higher taxes per hectoliter than lower priced brands. The actual increase in AmBev’s federal excise tax and PIS/COFINS tax burden is dependent on AmBev’s price, packaging and brand mix, but we estimate that AmBev’s total tax burden regarding such taxes increased by approximately 15%. Currently, the Brazilian government, through a market survey of prices of beverage products nationally in Brazil and dialogue with industry, is considering a tax increase.

Similarly, the United States brewing industry is subject to significant taxation. The U.S. federal government currently levies an excise tax of $18 per barrel (equivalent to 1.1734776 hectoliters) on beer sold for consumption in the United States. All states also levy excise and/or sales taxes on alcoholic beverages. From time to time, there are proposals to increase these taxes, and as a result of the current economic climate and the fiscal difficulties of some states, these proposals have become more prevalent. In 2009, the States of Illinois, New York and North Carolina increased their excise taxes on alcohol, the State of Massachusetts instituted a sales tax on off-premise alcohol sales and the State of Kentucky increased its retail tax rate on off-premise alcohol sales. In addition, although no legislation has been introduced to this effect, there have been proposals to increase federal excise taxes on alcohol to raise revenue to pay the costs of health care proposals. Increase in excises taxes on alcohol could adversely affect our United States business or its profitability.

On 1 January 2010, Russia implemented an increase in the excise tax on regular-strength beer by 200% and in 2009 the Ukraine almost doubled the excise taxes on all beers. These taxes have resulted in significant price increases in both countries, and will likely cause our volumes of beer sold in Russia and the Ukraine to decrease. There is a high risk that excise taxes in both countries may be increased in the future, and further increases would have an adverse effect on our operation in those countries. See “—Negative publicity may harm our business.”

Proposals to increase excise or other indirect taxes may result from the current economic climate and may also be influenced by changes in the public perception regarding the consumption of alcohol and soft drinks. To the extent that the effect of the tax reforms described above or other proposed changes to excise and other indirect duties in the countries in which we operate is to increase the total burden of indirect taxation on our products, the results of our operations in those countries could be adversely affected.

In addition to excise and other indirect duties, we are subject to income and other taxes in the countries in which we operate. There can be no assurance that the operations of our breweries and other facilities will not become subject to increased taxation by national, local or foreign authorities or that we and our subsidiaries will not become subject to higher corporate income tax rates or to new or modified taxation regulations and requirements. Any such increases or changes in taxation would tend to adversely impact our results of operations.

We are exposed to antitrust and competition laws in certain jurisdictions and the risk of changes in such laws or in the interpretation and enforcement of existing antitrust and competition laws.

We are subject to antitrust and competition laws in the jurisdictions in which we operate, and in a number of jurisdictions we produce and/or sell a significant portion of the beer consumed. Consequently, we may be subject to regulatory scrutiny in certain of these jurisdictions. For instance, our Brazilian listed subsidiary, AmBev, has been subject to monitoring by Brazilian antitrust authorities (see “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings—AmBev and its Subsidiaries—Antitrust Matters”). There can be no assurance that the introduction of new competition laws in the jurisdictions in which we operate, the interpretation of existing antitrust or competition laws or the enforcement of existing antitrust or competition laws, or any agreements with antitrust or competition authorities, against us or our subsidiaries, including AmBev, will not affect our business or the businesses of our subsidiaries in the future.

Our operations are subject to environmental regulations, which could expose us to significant compliance costs and litigation relating to environmental issues.

Our operations are subject to environmental regulations by national, state and local agencies, including, in certain cases, regulations that impose liability without regard to fault. These regulations can result in liability which might adversely affect our operations. The environmental regulatory climate in the markets in which we operate is becoming stricter, with greater emphasis on enforcement.

While we have budgeted for future capital and operating expenditures to maintain compliance with environmental laws and regulations, there can be no assurance that we will not incur substantial environmental liability or that applicable environmental laws and regulations will not change or become more stringent in the future.

We operate a joint venture in Cuba, in which the Government of Cuba is our joint venture partner. Cuba has been identified by the U.S. Department of State as a state sponsor of terrorism and is targeted by broad and comprehensive economic and trade sanctions of the United States. Our operations in Cuba may adversely affect our reputation and the liquidity and value of our securities.

We own indirectly a 50% equity interest in Cerveceria Bucanero S.A., a Cuban company in the business of producing and selling beer. The other 50% equity interest is owned by the Government of Cuba. Cerveceria Bucanero S.A. is operated as a joint venture in which we appoint the general manager. Cerveceria Bucanero S.A.’s main brands are Bucanero and Cristal. In 2009, Cerveceria Bucanero S.A. sold 1.1 million hectoliters, representing about 0.3% of our global volume of 409 million hectoliters for the year. Although Cerveceria Bucanero S.A.’s production is primarily sold in Cuba, a small portion of its production is exported and sold by certain of our non-U.S. affiliates in other countries outside Cuba (but not the United States). Cerveceria Bucanero S.A. also imports and sells in Cuba a small quantity of Beck’s branded products produced by one of our German subsidiaries.

Cuba has been identified by the United States government as a state sponsor of terrorism, and the U.S. Treasury Department’s Office of Foreign Assets Control and the U.S. Commerce Department together administer and enforce broad and comprehensive economic and trade sanctions based on U.S. foreign policy towards Cuba. Although our operations in Cuba are quantitatively immaterial, our overall business reputation may suffer or we may face additional regulatory scrutiny as a result of our activities in Cuba based on its identification as a state sponsor of terrorism and target of U.S. economic and trade sanctions. In addition, there are initiatives by federal and state lawmakers in the United States, and certain U.S. institutional investors, including pension funds, to adopt laws, regulations or policies requiring divestment from, or reporting of interests in, or to facilitate divestment from, companies that do business with countries designated as state sponsors of terrorism, including Cuba. If investors decide to liquidate or otherwise divest their investments in companies that have operations of any magnitude in Cuba, the market in and value of our securities could be adversely impacted.

In addition, the Cuban Liberty and Democratic Solidarity (LIBERTAD) Act of 1996 (known as the “Helms-Burton Act”) authorizes private lawsuits for damages against anyone who traffics in property confiscated without compensation by the Government of Cuba from persons who at the time were, or have since become, nationals of the United States. Although this section of the Helms-Burton Act is currently suspended by discretionary presidential action, the suspension may not continue in the future. Claims accrue notwithstanding the suspension and may be asserted if the suspension is discontinued. The Helms-Burton Act also includes a section that authorizes the U.S. Department of State to prohibit entry into the United States of non-U.S. persons who traffic in confiscated property, and corporate officers and principals of such persons, and their families. We have received notice of claims purporting to be made under the Helms-Burton Act relating to Cerveceria Bucanero S.A.’s use of a trademark, which is alleged to have been confiscated by the Cuban government and trafficked by us through our ownership and management of Cerveceria Bucanero S.A. Although we have attempted to review and evaluate the validity of the claims, due to the uncertain underlying circumstances, we are currently unable to express a view as to the validity of such claims, or as to the standing of the claimants to pursue them.

We may not be able to recruit or retain key personnel.

In order to develop, support and market our products, we must hire and retain skilled employees with particular expertise. The implementation of our strategic business plans could be undermined by a failure to recruit or retain key personnel or the unexpected loss of senior employees, including in acquired companies.

Our success following the Anheuser-Busch acquisition will also depend, among other things, on our capacity to retain the key employees of Anheuser-Busch and InBev. These key employees could leave their employment because of the uncertainties about their roles in our combined company, difficulties related to the combination, or a general desire not to remain with us. Redundancies and early retirements at Anheuser-Busch, made in connection with the integration of InBev and Anheuser-Busch following the Anheuser-Busch acquisition, could also impact our ability to retain key personnel at Anheuser-Busch and relations with the Anheuser-Busch workforce. Moreover, we will have to address issues inherent in the management of a greater number of employees in some very diverse geographic areas. Therefore, it is not certain that we will be able to attract or retain our key employees and successfully manage them, which could disrupt our business and have an unfavorable material effect on our financial position, our income from operations and our competitive position.

We are exposed to labor strikes and disputes that could lead to a negative impact on our costs and production level.

Our success depends on maintaining good relations with our workforce. In several of our operations, a majority of our workforce is unionized. For instance, a majority of the hourly employees at our breweries in the United States are represented by unions. Our production may be affected by work stoppages or slowdowns as a result of disputes under existing collective labor agreements with labor unions. We may not be able to satisfactorily renegotiate our collective labor agreements when they expire and may face tougher negotiations or higher wage demands. Furthermore, a work stoppage or slowdown at our facilities could interrupt the transport of raw materials from our suppliers or the transport of our products to our customers. Such disruptions could put a strain on our relationships with suppliers and clients and may have lasting effects on our business even after the disputes with our labor force have been resolved, including as a result of negative publicity.

The reorganization and restructuring of our business as a result of current market challenges and the Anheuser-Busch acquisition has led to a more strained relationship with unions in some of our operations. For example, in late 2009 and early 2010, we experienced work stoppages in Belgium led by unions.

Our production may also be affected by work stoppages or slowdowns that affect our suppliers, as a result of disputes under existing collective labor agreements with labor unions, in connection with negotiations of new collective labor agreements, as a result of supplier financial distress, or for other reasons. For example, many suppliers are experiencing financial distress due to decreasing production volumes, jeopardizing their ability to provide supplies to us.

A strike, work stoppage or slowdown within our operations or those of our suppliers, or an interruption or shortage of raw materials for any other reason (including but not limited to financial distress, natural disaster, or difficulties affecting a supplier) could have a material adverse effect on our earnings, financial condition and ability to operate our business.

Information technology failures could disrupt our operations.

We increasingly rely on information technology systems to process, transmit, and store electronic information. A significant portion of the communication between our personnel, customers, and suppliers depends on information technology. As with all large systems, our information systems may be vulnerable to a variety of interruptions due to events beyond our control, including, but not limited to, natural disasters, terrorist attacks, telecommunications failures, computer viruses, hackers or other security issues. These or other similar interruptions could disrupt our operations, cash flows or financial condition.

We depend on information technology to enable us to operate efficiently and interface with customers, as well as to maintain in-house management and control. We have also entered into various information technology services agreements (with, among others, IBM Belgium, BT Limited Belgian Branch and LogicaCMG SA/NV) pursuant to which our information technology infrastructure is outsourced. The concentration of processes in shared services centers means that any disruption could impact a large portion of our business within the operating zones served. If we do not allocate, and effectively manage, the resources necessary to build and sustain the proper technology infrastructure, we could be subject to transaction errors, processing inefficiencies, loss of customers, business disruptions, or the loss of or damage to intellectual property through security breach. As with all information technology systems, our system could also be penetrated by outside parties intent on extracting information, corrupting information or disrupting business processes. Such interruptions could disrupt our business and could have a material adverse effect on our business, results of operations, cash flows or financial condition.

Natural and other disasters could disrupt our operations.

Our business and operating results could be negatively impacted by social, technical or physical risks such as earthquakes, hurricanes, flooding, fire, power loss, loss of water supply, telecommunications and information technology system failures, political instability, military conflict and uncertainties arising from terrorist attacks, including a global economic slowdown, the economic consequences of any military action and associated political instability.

Our insurance coverage may not be sufficient.

The cost of some of our insurance policies could increase in the future. In addition, some types of losses, such as losses resulting from wars, acts of terrorism, or natural disasters, generally are not insured because they are either uninsurable or it is not economically practical to obtain insurance. Moreover, insurers recently have become more reluctant to insure against these types of events. Should an uninsured loss or a loss in excess of insured limits occur, this could adversely impact our business, results of operations and financial condition.

Risks Related to Our Shares and American Depositary Shares

The market price of our shares and ADSs may be volatile.

The market price of our shares and ADSs may be volatile as a result of various factors, many of which are beyond our control. These factors include, but are not limited to, the following:

•	market expectations for our financial performance;

•	actual or anticipated fluctuations in our results of operations and financial condition;

•	changes in the estimates of our results of operations by securities analysts;

•	investor perception of the impact of the Anheuser-Busch acquisition;

•

potential or actual sales of blocks of our shares or ADSs in the market by any shareholder or short selling of our shares or ADSs. Any such transaction could occur at any time or from time to time, with or without notice;

•	the entrance of new competitors or new products in the markets in which we operate;

•	volatility in the market as a whole or investor perception of the beverage industry or of our competitors; and

•	the risk factors mentioned in this section.

The market price of our shares and ADSs may be adversely affected by any of the preceding or other factors regardless of our actual results of operations and financial condition.

Our controlling shareholder may use its controlling interest to take actions not supported by our minority shareholders.

As of the last date we were notified of its shareholding, 18 September 2009, our controlling shareholder (Stichting Anheuser-Busch InBev) owned 45.05% of our shares (and Stichting Anheuser-Busch InBev and certain other entities acting in concert with it held, in the aggregate, 53.43% of our shares), in each case based on the number of our shares outstanding on 18 September 2009 (see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders”). Stichting Anheuser-Busch InBev has the ability to effectively control or have a significant influence on the election of our Board of Directors and the outcome of corporate actions requiring shareholder approval, including dividend policy, mergers, share capital increases, going-private transactions and other extraordinary transactions. See “Item 10. Additional Information—B. Memorandum and Articles of Association and Other Share Information—Description of the Rights and Benefits Attached to Our Shares” for further information in this respect. The interests and time horizons of Stichting Anheuser-Busch InBev may differ from those of other shareholders. As a result of its influence on our business, Stichting Anheuser-Busch InBev could prevent us from making certain decisions or taking certain actions that would protect the interests of our other shareholders. For example, this concentration of ownership may delay or prevent a change of control of us, even in the event that this change of control may benefit other shareholders generally. Similarly, Stichting Anheuser-Busch InBev could prevent us from taking certain actions that would dilute its percentage interest in our shares, even if such actions would generally be beneficial to us and/or to other shareholders. These and other factors related to Stichting Anheuser-Busch InBev’s holding of a controlling interest in our shares may reduce the liquidity of our shares and ADSs and their attractiveness to investors.

Fluctuations in the exchange rate between the U.S. dollar and the euro may increase the risk of holding our ADSs and shares.

Our shares currently trade on Euronext Brussels in euros and our ADSs trade on the New York Stock Exchange (“NYSE”) in U.S. dollars. Fluctuations in the exchange rate between the U.S. dollar and the euro may result in temporary differences between the value of our ADSs and the value of our ordinary shares, which may result in heavy trading by investors seeking to exploit such differences. This may increase the volatility of, and have an adverse effect on, the price of our shares or ADSs.

In addition, as a result of fluctuations in the exchange rate between the U.S. dollar and the euro, the U.S. dollar equivalent of the proceeds that a holder of our ADSs would receive upon the sale in Belgium of any shares withdrawn from the American Depositary Receipt (“ADR”) depositary and the U.S. dollar equivalent of any cash dividends paid in euros on our shares represented by the ADSs could also decline.

Future equity issuances may dilute the holdings of current shareholders or ADS holders and could materially affect the market price of our shares or ADSs.

We may in the future decide to offer additional equity to raise capital or for other purposes. Any such additional offering could reduce the proportionate ownership and voting interests of holders of our shares and ADSs, as well as our earnings per share or ADS and net asset value per share or ADS, and any offerings by us or our main shareholders could have an adverse effect on the market price of our shares and ADSs.

Investors may not be able to participate in equity offerings, and ADS holders may not receive any value for rights that we may grant.

Our constitutional documents provide for preference rights to be granted to our existing shareholders unless such rights are disapplied by resolution of our shareholders’ meeting or the Board of Directors. Our shareholders’ meeting or Board of Directors may disapply such rights in future equity offerings. In addition, certain shareholders (including those in the United States, Australia, Canada or Japan) may not be entitled to exercise such rights even if they are not disapplied unless the rights and related shares are registered or qualified for sale under the relevant legislation or regulatory framework. As a result, there is the risk that investors may suffer dilution of their shareholding should they not be permitted to participate in preference right equity or other offerings that we may conduct in the future.

If rights are granted to our shareholders, but the ADR depositary is unable to sell rights corresponding to shares represented by ADSs that are not exercised by, or distributed to, ADS holders, or if the sale of such rights is not lawful or reasonably practicable, the ADR depositary will allow the rights to lapse, in which case ADS holders will receive no value for such rights.

ADS holders may not be able to exercise their right to vote the shares underlying our ADSs.

Holders of ADSs may exercise voting rights with respect to the shares represented by our ADSs only in accordance with the provisions of the deposit agreement. The deposit agreement provides that, upon receipt of a notice of any meeting of holders of our shares, the depositary will, if we so request, distribute to the ADS holders a notice which shall contain (i) such information as is contained in the notice of the meeting sent by us, (ii) a statement that the ADS holder as of the specified record date shall be entitled to instruct the ADR depositary as to the exercise of voting rights and (iii) a statement as to the manner in which instructions may be given by the holders.

Holders of ADSs may instruct the ADR depositary to vote the shares underlying their ADSs, but only if we ask the ADR depositary to ask for their instructions. Otherwise, ADS holders will not be able to exercise their right to vote, unless they withdraw our shares underlying the ADSs they hold. However, ADS holders may not know about the meeting far enough in advance to withdraw those shares. If we ask for the instructions of ADS holders, the depositary, upon timely notice from us, will notify ADS holders of the upcoming vote and arrange to deliver our voting materials to them. We cannot guarantee ADS holders that they will receive the voting materials in time to ensure that they can instruct the ADR depositary to vote their shares. In addition, the ADR depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that ADS holders may not be able to exercise their right to vote, and there may be nothing they can do if the shares underlying their ADSs are not voted as requested.

ADS holders may be subject to limitations on the transfer of their ADSs.

ADSs are transferable on the books of the depositary. However, the ADR depositary may refuse to deliver, transfer or register transfers of ADSs generally when the books of the ADR depositary are closed or if such action is deemed necessary or advisable by the ADR depositary or by us because of any requirement of law or of any government or governmental body or commission or under any provision of the deposit agreement. Moreover, the surrender of ADSs and withdrawal of our shares may be suspended subject to the payment of fees, taxes and similar charges or if we direct the ADR depositary at any time to cease new issuances and withdrawals of our shares during periods specified by us in connection with shareholders’ meetings, the payment of dividends or as otherwise reasonably necessary for compliance with any applicable laws or government regulations.

Shareholders may not enjoy under Belgian corporate law and our articles of association certain of the rights and protection generally afforded to shareholders of U.S. companies under U.S. federal and state laws and the NYSE rules.

We are a public limited liability company incorporated under the laws of Belgium. The rights provided to our shareholders under Belgian corporate law and our articles of association differ in certain respects from the rights that you would typically enjoy as a shareholder of a U.S. company under applicable U.S. federal and/or state laws. In general, the Belgian Corporate Governance Code is a code of best practice applying to listed companies on a non-binding basis. The Code applies a “comply or explain” approach, that is, companies may depart from the Code’s provisions if they give a reasoned explanation of the reasons for doing so.

We are relying on a provision in the NYSE Listed Company Manual that allows us to follow Belgian corporate law and the Belgian Corporate Governance Code with regard to certain aspects of corporate governance. This allows us to continue following certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the NYSE. In particular, the NYSE rules require a majority of the directors of a listed U.S. company to be independent while, in Belgium, only three directors need be independent. Our board currently comprises four independent directors and nine non-independent directors. See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Board of Directors.” The NYSE rules further require that each of the nominating, compensation and audit committees of a listed U.S. company be comprised entirely of independent directors. However, the Belgian Corporate Governance Code recommends only that a majority of the directors on each of these committees meet the technical requirements for independence under Belgian corporate law. Our board has stated its intention that each member of our Audit Committee shall be an independent director as required under the NYSE rules and Rule 10A-3 of the Securities Exchange Act of 1934 by 15 September 2010. Our board may revise the composition of our Compensation and Nominating Committee; although we note that this committee is currently composed exclusively of non-executive directors who are independent of management and whom we consider to be free of any business or other relationship which could materially interfere with the exercise of their independent judgment. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Information about Our Committees.”

Under Belgian corporate law, other than certain limited information that we must make public, our shareholders may not ask for an inspection of our corporate records, while under Delaware corporate law any shareholder, irrespective of the size of his or her shareholdings, may do so. Shareholders of a Belgian corporation are also unable to initiate a derivative action, a remedy typically available to shareholders of U.S. companies, in order to enforce a right of Anheuser-Busch InBev, in case we fail to enforce such right ourselves, other than in certain cases of director liability under limited circumstances. In addition, a majority of our shareholders may release a director from any claim of liability we may have, including if he or she has acted in bad faith or has breached his or her duty of loyalty, provided, in some cases, that the relevant acts were specifically mentioned in the convening notice to the shareholders’ meeting deliberating on the discharge. In contrast, most U.S. federal and state laws prohibit a company or its shareholders from releasing a director from liability altogether if he or she has acted in bad faith or has breached his or her duty of loyalty to the company. Finally, Belgian corporate law does not provide any form of appraisal rights in the case of a business combination.

For additional information on these and other aspects of Belgian corporate law and our articles of association, see “Item 10. Additional Information—B. Memorandum and Articles of Association and Other Share Information.” As a result of these differences between Belgian corporate law and our articles of association, on the one hand, and U.S. federal and state laws, on the other hand, in certain instances, you could receive less protection as a shareholder of our company than you would as a shareholder of a U.S. company.

As a “foreign private issuer” in the United States, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC.

As a “foreign private issuer,” we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions under Section 16 of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. Accordingly, there may be less publicly available information concerning us than there is for U.S. public companies.

It may be difficult for investors outside Belgium to serve process on or enforce foreign judgments against us.

We are a Belgian public limited liability company. Certain of the members of our Board of Directors and Executive Board of Management and certain of the persons named herein are non-residents of the United States. All or a substantial portion of the assets of such non-resident persons and certain of our assets are located outside the United States. As a result, it may not be possible for investors to effect service of process upon such persons or on us or to enforce against them or us a judgment obtained in U.S. courts. Original actions or actions for the enforcement of judgments of U.S. courts relating to the civil liability provisions of the federal or state securities laws of the United States are not directly enforceable in Belgium. The United States and Belgium do not currently have a multilateral or bilateral treaty providing for reciprocal recognition and enforcement of judgments, other than arbitral awards, in civil and commercial matters. In order for a final judgment for the payment of money rendered by U.S. courts based on civil liability to produce any effect on Belgian soil, it is accordingly required that this judgment be recognized or be declared enforceable by a Belgian court pursuant to the relevant provisions of the 2004 Belgian Code of Private International Law. Recognition or enforcement does not imply a review of the merits of the case and is irrespective of any reciprocity requirement. A U.S. judgment will, however, not be recognized or declared enforceable in Belgium if it infringes upon one or more of the grounds for refusal which are exhaustively listed in Article 25 of the Belgian Code of Private International Law. In addition to recognition or enforcement, a judgment by a federal or state court in the United States against us may also serve as evidence in a similar action in a Belgian court if it meets the conditions required for the authenticity of judgments according to the law of the state where it was rendered.

Shareholders in jurisdictions with currencies other than the euro face additional investment risk from currency exchange rate fluctuations in connection with their holding of our shares.

Any future payments of dividends on shares will be denominated in euro. The U.S. dollar—or other currency—equivalent of any dividends paid on our shares or received in connection with any sale of our shares could be adversely affected by the depreciation of the euro against these other currencies.

ITEM 4.	INFORMATION ON THE COMPANY

A. GENERAL OVERVIEW

We are the world’s largest brewing company by volume, and one of the world’s five largest consumer products companies. As a consumer-centric, sales-driven company, we produce, market, distribute and sell a strong, balanced portfolio of well over 200 beer brands. These include global flagship brands Budweiser, Stella Artois and Beck’s; multi-country brands such as Leffe and Hoegaarden; and many “local champions” such as Bud Light, Skol, Brahma, Quilmes, Michelob, Harbin, Sedrin, Klinskoye, Sibirskaya Korona, Chernigivske and Jupiler. We also produce and distribute soft drinks, particularly in Latin America.

Our brewing heritage and quality are rooted in brewing traditions that originate from the Den Hoorn brewery in Leuven, Belgium, dating back to 1366, and those of Anheuser & Co. brewery, established in 1852 in St. Louis, U.S.A. As of 31 December 2009, we employed approximately 116,000 people, with operations in 23 countries across the world. Given the breadth of our operations, we are organized along seven business zones or segments: North America, Latin America North, Latin America South, Western Europe, Central & Eastern Europe, Asia Pacific and Global Export & Holding Companies. The first six correspond to specific geographic regions in which our operations are based. As a result, we have a global footprint with a balanced exposure to developed and developing markets and production facilities spread across our six geographic regions.

On 18 November 2008, we completed our combination with Anheuser-Busch, the largest brewer of beer and other malt beverages in the United States. Following completion of the Anheuser-Busch acquisition, we have significant brewing operations within our North America business zone. The North America business zone accounted for 33.0% of our consolidated volumes for the year ended 31 December 2009 as compared to 9.3% of our actual consolidated volumes for the year ended 31 December 2008, and 4.8% of our actual consolidated volumes for the year ended 31 December 2007. Through the Anheuser-Busch acquisition, we acquired a number of subsidiaries that conduct various other business operations, including one of the largest theme park operators in the United States, a major manufacturer of aluminum cans and one of the largest recyclers of aluminum cans in the United States by weight. The theme park operations and a part of the beverage can and lid operations were sold during 2009.

We also have significant exposure to fast-growing emerging markets in Latin America North (which accounted for 26.9% of our consolidated volumes in the year ended 31 December 2009), Asia Pacific (which accounted for 12.8% of our consolidated volumes in the year ended 31 December 2009) and Latin America South (which accounted for 8.2% of our consolidated volumes in the year ended 31 December 2009).

Our 2009 volumes (beer and non-beer) were 409 million hectoliters and our revenue amounted to USD 36.8 billion.

Registration and Main Corporate Details

Anheuser-Busch InBev SA/NV was incorporated on 2 August 1977 for an unlimited duration under the laws of Belgium under the original name BEMES. It has the legal form of a public limited liability company (naamloze vennootschap/société anonyme). Its registered office is located at Grand-Place/Grote Markt 1, 1000 Brussels, Belgium, and it is registered with the Register of Legal Entities of Brussels under the number 0417.497.106. Our global headquarters are located at Brouwerijplein 1, 3000 Leuven, Belgium (tel.: +32 16 27 61 11). Our agent in the United States is AB InBev Services LLC, 250 Park Avenue, 2nd Floor, New York, NY 10017.

We are a publicly traded company, listed on Euronext Brussels under the symbol ABI. ADSs representing rights to receive our ordinary shares trade on the NYSE under the symbol BUD.

History and Development of the Company

Our roots can be traced back to Den Hoorn in Leuven, which began making beer in 1366. In 1717 Sébastien Artois, master brewer of Den Hoorn, took over the brewery and renamed it Sébastien Artois.

In 1987, the two largest breweries in Belgium merged: Brouwerijen Artois NV, located in Leuven, and Brasserie Piedboeuf SA, founded in 1853 and located in Jupille, resulting in the formation of Interbrew SA (“Interbrew”). Following this merger, Interbrew acquired a number of local breweries in Belgium. By 1991, a second phase of targeted external growth began outside Belgium’s borders. The first transaction in this phase took place in Hungary with the acquisition of Borsodi Sorgyar in 1991, followed in 1995 by the acquisition of John Labatt Ltd. in Canada and then in 1999 by a joint venture with SUN Brewing in Russia.

Interbrew operated as a family-owned business until December 2000, the time of its initial public offering on Euronext Brussels.

The last decade has been marked by increasing geographical diversification, seeing Interbrew move into new areas or strengthen its operations in countries or regions in which it had previously acquired a foothold. In 2000, Interbrew acquired Bass Brewers and Whitbread Beer Company in the United Kingdom, and in 2001 it established itself in Germany with the acquisition of Brauerei Diebels GmbH & Co KG. This was followed by the acquisition in 2001 of Brauerei Beck GmbH & Co KG. and in 2002 of the Gilde Group. In 2002, Interbrew strengthened its position in China by acquiring stakes in the K.K. Brewery and the Zhujiang Brewery. In 2004, Interbrew acquired Spaten-Franziskaner Bräu KGaA.

2004 marked a significant event in our history: the combination of Interbrew and AmBev, a Brazilian company listed (and currently still listed) on the New York Stock Exchange and on the São Paulo Stock Exchange, resulting in the creation of InBev. At the time of the combination, AmBev was the world’s fifth largest brewer, with a significant presence in the Brazilian market, as well as strong positions throughout Latin America. As of 31 December 2009, we had a 73.99% voting interest in AmBev, and a 61.87% economic interest.

In 2003, we also acquired, through AmBev, our initial 50.64% interest in Quilmes Industrial S.A. (“Quinsa”) as part of the Interbrew-AmBev combination, thereby strengthening our foothold in Argentina, Bolivia, Chile, Paraguay and Uruguay. Following a series of transactions as a result of which AmBev’s equity interest in Quinsa increased to approximately 91%, on 28 December 2007 AmBev launched a voluntary offer to purchase the outstanding shares of Quinsa that were not owned by AmBev or its subsidiaries. On 12 February 2008, when the voluntary offer to purchase expired, AmBev’s voting interest in Quinsa increased to 99.56% and its economic interest increased to 99.26%. After continued purchases of shares in 2008 from Quinsa’s minority shareholders by AmBev’s subsidiary, Dunvegan S.A., AmBev increased its voting interest in Quinsa to approximately 99.83% and its economic interest to approximately 99.81%. There were no changes to the ownership interests in these entities in 2009.

The AmBev and Quinsa transactions allowed InBev to position itself in the Latin American beer market and also to gain a presence in the soft drinks market (as AmBev is PepsiCo’s largest bottler in the world).

In 2004, InBev acquired the China brewery activities of the Lion Group.

In August 2004, InBev and Sun Trade (International) Ltd. (“Sun Trade”), the controlling shareholders of Sun Interbrew Ltd. reached an agreement whereby InBev acquired Sun Trade’s voting and economic interests in Sun Interbrew Ltd. In addition, the existing shareholders agreement between Sun Trade and InBev in relation to Sun Interbrew was terminated. In January 2005, InBev reached an agreement with Alfa-Eco, whereby InBev acquired all of Alfa-Eco’s holding of voting and non-voting shares in Sun Interbrew Ltd. On completion of this transaction and the transaction with Sun Trade, and taking into consideration market purchases, InBev owned 97.3% of the voting shares and 98.8% of the non-voting shares in Sun Interbrew Ltd. which represented, in total, a 98.5% economic interest in Sun Interbrew Ltd. In May 2005, InBev closed its offer to acquire the remaining minority interests in Sun Interbrew Ltd. On completion of the offer, InBev owned a 99.8% economic interest in Sun Interbrew Ltd.

2005 also marked the acquisition of 100% of the Tinkoff brewery in St. Petersburg, Russia.

In 2006, InBev acquired Fujian Sedrin Brewery Co. Ltd., the largest brewer in the Fujian province of China, making InBev a major brewer in China, the world’s largest beer market by volume. The acquisition of the Sedrin brand also allowed InBev to strengthen its Chinese products portfolio.

In 2007, Labatt Brewing Company Limited (“Labatt”) acquired Lakeport Brewing Income Fund in Canada, securing a strong presence for us in the growing value segment in Ontario. 2007 also marked the acquisition of Cervejarias Cintra Indústria e Comércio Ltda (“Cintra”) by AmBev, thereby enabling AmBev to expand production capacity to meet the continuing increase in demand in the beer and soft drink markets in Brazil. The initial transaction did not include the brands and distribution assets of Cintra. In January 2008, AmBev reached an agreement for the purchase of the Cintra brands, and these brands were subsequently sold to the Brazilian brewer Schincariol in May 2008.

In May 2007, InBev announced a long-term joint venture agreement with the RKJ group, a leading beverage group operating in India. As of 1 April 2009, the joint venture vehicle began selling, marketing and distributing Budweiser in India. We expect that the venture will build a meaningful presence in India over time.

In March 2008, InBev reached an agreement with its Chinese partner in the InBev Shiliang (Zhejiang) Brewery to increase InBev’s stake in this business to 100%. The deal was approved by the relevant authorities in June 2008. This step enabled InBev to strengthen its position in the Zhejiang province in China.

On 13 July 2008, InBev and Anheuser-Busch announced their agreement to combine the two companies by way of an offer by InBev of USD 70 per share in cash for all outstanding shares of Anheuser-Busch. The total amount of funds necessary to consummate the Anheuser-Busch acquisition was approximately USD 54.8 billion, including the payment of USD 52.5 billion to shareholders of Anheuser-Busch, refinancing certain Anheuser-Busch indebtedness, payment of all transaction charges, fees and expenses and the amount of fees and expenses and accrued but unpaid interest to be paid on Anheuser-Busch’s outstanding indebtedness. InBev shareholders approved the Anheuser-Busch acquisition at InBev’s extraordinary shareholders meeting on 29 September 2008 and, on 12 November 2008, a majority of Anheuser-Busch shares voted to approve the transaction at a special shareholders meeting of Anheuser-Busch. The Anheuser-Busch acquisition was completed, and the certificate of merger filed, on 18 November 2008. For further details of the Anheuser-Busch acquisition, see “Item 10. Additional Information—C. Material Contracts.”

In November 2008, InBev agreed to divest the assets of InBev USA LLC as a condition for clearance from the U.S. Department of Justice for our acquisition of Anheuser-Busch. On 13 March 2009, we announced that we had completed the sale of the assets of InBev USA LLC (d/b/a Labatt USA) to an affiliate of KPS Capital Partners, LP. Under the terms of the agreement announced on 23 February 2009, KPS Capital Partners, LP acquired the assets of Labatt USA and an exclusive license, granted by Labatt, (i) to brew Labatt branded beer in the United States or Canada solely for sale for consumption in the United States; (ii) to distribute, market and sell Labatt branded beer for consumption in the United States; and (iii) to use the relevant trademarks and intellectual property to do so. On 11 August 2009, the U.S. District Court for the District of Columbia gave final approval to the settlement proposed by the U.S. Department of Justice in connection with our acquisition.

Beginning in 2003, Anheuser-Busch participated in a strategic alliance with Tsingtao, one of the largest brewers in China and producer of the Tsingtao brand. Through the Anheuser-Busch acquisition, we acquired Anheuser-Busch’s 27% economic ownership interest and a 20% voting interest in Tsingtao. On 30 April 2009, we completed the sale of a 19.9% minority stake in Tsingtao to Asahi Breweries, Ltd. As a result of the transaction, Asahi Breweries, Ltd became Tsingtao’s second largest shareholder. Tsingtao Brewery Group remained the largest shareholder in Tsingtao. On 8 May 2009, we announced that we had entered into an agreement with a private investor, Mr. Chen Fashu, to sell our remaining 7% stake in Tsingtao. On 5 June 2009, we announced that the transaction had closed.

On 24 July 2009, we completed the sale of our South Korean subsidiary, Oriental Brewery, to an affiliate of Kohlberg Kravis Roberts & Co. L.P. for USD 1.8 billion, which resulted in USD 1.5 billion of cash proceeds and receipt of a USD 0.3 billion note receivable at closing. On 12 March 2010, the note receivable was sold for

USD 0.3 billion in cash. Under the terms of the agreement, we will continue our relationship with Oriental Brewery through granting Oriental Brewery exclusive distribution rights over certain brands in South Korea including Budweiser, Bud Ice and Hoegaarden, and by having an ongoing interest in Oriental Brewery through an agreed earn-out. In addition, we have the right, but not the obligation, to reacquire Oriental Brewery five years after the closing of the transaction based on predetermined financial terms.

On 29 September 2009, we completed the sale of our Tennent’s Lager brand and associated trading assets in Scotland, Northern Ireland and the Republic of Ireland (part of InBev UK Limited) to C&C Group plc for a total enterprise value of GBP 180 million. Included in the sale were the Glasgow Wellpark Brewery in Scotland, where Tennent’s Lager is brewed, rights to the Tennent’s Lager brand itself, Tennent’s Ales and assets located in Scotland, Northern Ireland and the Republic of Ireland. As part of the agreement, we appointed C&C Group as distributor of certain of our brands in Scotland, Northern Ireland and the Republic of Ireland, and C&C Group granted us the right to use the Tennent’s Super and Tennent’s Pilsner brands in certain jurisdictions.

On 1 October 2009, we completed the sale of four metal beverage can and lid manufacturing plants from our U.S. metal packaging subsidiary, Metal Container Corporation, to Ball Corporation for approximately USD 577 million. The divested plants were primarily responsible for the production of cans for soft drinks. In connection with this transaction, Ball Corporation entered into a long-term supply agreement to continue to supply us with metal beverage cans and lids from the divested plants and committed, as part of the acquisition agreement, to offer employment to each active employee of the plants.

On 1 December 2009, we completed the sale of our indirect wholly owned subsidiary, Busch Entertainment Corporation, to an entity established by Blackstone Capital Partners V L.P. for up to USD 2.7 billion. The purchase price was comprised of a cash payment of USD 2.3 billion and a right to participate in Blackstone Capital Partners’ return on its initial investment, which is capped at USD 400 million.

On 2 December 2009, we completed the sale of our Central European operations to CVC Capital Partners for an enterprise value of USD 2.2 billion, of which USD 1.6 billion was cash, USD 448 million was received as an unsecured deferred payment obligation with a six-year maturity and USD 165 million represents the estimated value to minorities. We also received additional rights to a future payment estimated up to USD 800 million contingent on CVC’s return on its initial investments. As a result of the sale, we recorded a capital gain of approximately USD 1.1 billion. Under the terms of the agreement, our operations in Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Hungary, Montenegro, Romania, Serbia and Slovakia were sold. CVC Capital Partners agreed to brew and/or distribute Stella Artois, Beck’s, Löwenbräu, Hoegaarden, Spaten and Leffe in the above countries under license from us. We retain rights to brew and distribute Staropramen in several countries including Ukraine, Russia, the United States, Germany and the United Kingdom. In addition, we have a right of first offer to reacquire the business should CVC Capital Partners decide to sell in the future.

We have completed our formal divestiture program resulting from the Anheuser-Busch acquisition, exceeding our target of USD 7 billion, with approximately USD 9.4 billion of asset disposals of which approximately USD 7.4 billion were realized cash proceeds. We may continue to dispose of additional assets or businesses within the normal course of business, and expect to utilize the proceeds, in part, from any such disposals to repay indebtedness incurred to finance the Anheuser-Busch acquisition.

For further details of our principal capital expenditures and divestitures, see “Item 5. Operating and Financial Review—G. Liquidity and Capital Resources—Investments and Disposals.”

B. STRENGTHS AND STRATEGY

Strengths

We believe that the following key strengths will drive the realization of our strategic goals and reinforce our competitive position in the marketplace:

Global platform with strong market positions in key markets

We are the world’s largest brewing company and believe we hold leading market positions in 19 markets. We have strong market positions based on strong brands and benefit from scale. We believe this positions us well to deploy significant resources on sales and marketing to build and maintain our brands, achieve attractive sourcing terms, generate cost savings through centralization and produce a lean cost structure. Our global reach provides us with a strong platform to grow our global and multi-country brands, while developing local brands tailored to regional tastes. We benefit from a global distribution network which, depending on the location, is either owned by us or is based on strong partnerships with wholesalers and local distributors.

We believe that in 2009 the approximate industry volumes and our approximate market shares by volume in the world’s six largest beer markets by volume are as follows:

	Total industry volume (million hectoliters)(1)	Our market share (%)
China	424	11.10
United States	246	48.86
Brazil	111	68.70
Germany	89	9.35
Russia	61	15.75
United Kingdom	46	21.83

Note:

(1)	Total industry volume figures are based on total beer industry sales or consumption volumes in the relevant market, except for the China volume figures, which are based on total industry production volumes, and Russia volume figures, which are based on retail audits. Sources: China—National Statistic Bureau (SSB); United States—Beverage Market Corp.; Brazil—AC Nielsen Audit Retail; Germany—Deutscher Brauer-Bund; Russia—Business Analytica (off-trade beer volume); United Kingdom—British Beer and Pub Association.

Since the completion of the Anheuser-Busch acquisition and the combination of InBev and Anheuser-Busch, we have been the global leader in the brewing industry by volume and, measured by EBITDA, as defined, for 2009, we are ranked among the top five consumer products companies worldwide. The Anheuser-Busch acquisition significantly enhanced our position in the United States, one of the most stable and profitable beer markets in the world, and in China, the world’s largest beer market by volume. Management believes that it can realize significant upside potential by continuing to roll out Anheuser-Busch’s brands using our global distribution platform.

Geographical diversification

Our geographically diversified platform balances the growth opportunities of emerging markets with the stability and strength of mature markets. With significant operations in both the Southern and Northern Hemisphere, we benefit from a natural hedge against market, economic and seasonal volatility.

The Anheuser-Busch acquisition has enhanced our geographic diversity and has provided an even more solid balance between high-growth emerging markets and stable mature markets. Mature markets represented approximately 62% of our 2009 operating profit.

Strong brand portfolio with global, multi-country and local brands

Our strong brand portfolio addresses a broad range of market segments and offers a range of international and local brands in key beer markets through segmentation into three main brand categories:

•

Global brands: Capitalizing on common values and experiences which appeal to consumers across borders, global flagship brands such as Budweiser, Beck’s and Stella Artois have the strength to be marketed worldwide;

•

Multi-country brands: With a strong consumer base in their home market, multi-country brands such as Leffe and Hoegaarden bring international flavor to selected markets, connecting with consumers across continents; and

•

Local brands: Offering locally popular tastes, local brands such as Bud Light, Skol, Brahma, Quilmes, Michelob, Harbin, Sedrin, Klinskoye, Sibirskaya Korona, Chernigivske, Antarctica, Franziskaner and Jupiler connect particularly well with consumers in their home markets.

Our strategy is to focus our portfolio on premium brands. As a result, we undertake clear brand choices and seek to invest in those brands that build deep connections with consumers and meet their needs. We seek to replicate our successful brand initiatives and best practices across geographic markets.

Strong innovation and brand development capabilities

As a consumer-centric, sales-driven company, we continue to strive to understand the values, lifestyles and preferences of both today’s and tomorrow’s consumers, building fresh appeal and competitive advantage through innovative products and services tailored to meet those needs. We believe that consumer demand can be best anticipated by a close relationship between our marketing and research teams in which current and expected market trends trigger and drive research processes. Successful examples of recently developed products include Bud Light Lime and Bud Light Golden Wheat in the United States, Stella Artois 4% and Beck’s Vier in the United Kingdom, Beck’s Green Lemon in Germany, Antarctica Sub Zero in Brazil, Quilmes Stout in Argentina, Alexander Keith’s Red Amber Ale in Canada, Hoegaarden Rosé in Belgium and Klinskoye Freeze and Sibirskaya Korona Lime in Russia.

We believe that our excellence programs, such as our “World Class Commercial Program,” are one of our competitive advantages. As part of our consumer-centric, sales-driven approach, we have established an integrated marketing and sales execution program, the “World Class Commercial Program,” which is designed to continuously improve the quality of our sales and marketing capabilities and processes by ensuring they are understood and consistently followed. We believe our World Class Commercial Program in sales contributed to the success of our sales practices and we therefore extended this program to our marketing practices. During 2009, this program achieved effective global alignment in our key markets by facilitating shared processes in marketing and sales.

Strict financial discipline

World-class efficiency has been, and remains, a long-term objective for us across all lines of business and markets as well as under all economic circumstances. Avoiding unnecessary costs is a core component of our culture. We distinguish between “non-working” and “working” expenses, the latter having a direct impact on sales volumes or revenues. We currently have a greater focus on reducing non-working expenses, given that they are incurred independently from sales volumes or revenues and without immediate benefit to consumers. By maintaining strict financial discipline and turning non-working expenses into working expenses, our “Cost—Connect—Win” model aims to fund sustainable sales and marketing efforts throughout an economic cycle in order to connect with our customers and win by achieving long-term, profitable growth. We have a number of group-wide cost efficiency programs in place, including:

•

Zero-Based Budgeting or ZBB: Under ZBB, budget decisions are unrelated to the previous year’s levels of expenditure and require justification starting from a zero base each year. Employee compensation is closely tied to delivering on zero-based budgets. ZBB has already been successfully adopted in Latin America North, Latin America South, Canada, China, Central & Eastern Europe, Western Europe as well as at global headquarters, and ZBB was introduced in the United States in 2009;

•

Voyager Plant Optimization or VPO: VPO aims to bring greater efficiency and standardization to our brewing operations and to generate cost savings, while at the same time improving quality, safety and the environment. VPO also entails assessment of our procurement processes to maximize purchasing power and to help us achieve the best results when purchasing a range of goods and services. Behavioral change towards greater cost awareness is at the core of this program, and comprehensive training modules have been established to assist our employees with the implementation of VPO in their daily routines.

In addition, we have set up business service centers across our business zones which focus on transactional and support activities within our group. The centers help standardize working practices and identify and disseminate best practices.

We expect the Anheuser-Busch acquisition to generate at least USD 2.25 billion of cost savings from the time of acquisition to the end of 2011. USD 250 million of cost saving synergies were delivered in 2008 and USD 1.11 billion in 2009, with the balance expected in 2010 and 2011. The cost savings fall into four categories:

•	implementation of ZBB and Blue Ocean cost saving programs;

•	benefits of scale resulting in lower procurement costs;

•	manufacturing best practices resulting in more efficient use of existing capacity; and

•	other, including the benefit of synergies in China and the United Kingdom.

The estimated cost savings are calculated by comparing the Anheuser-Busch U.S. cost base before the Anheuser-Busch acquisition, corrected for inflation, to the costs of our U.S. operations since the Anheuser-Busch acquisition and the cost forecast for our U.S. operation for the years 2009-2011 (as reflected in our three-year business plan). We perform this comparison by benchmarking activities at a low level of granularity, down to the level of individual cost centers for the current budget year. The synergies figures represent amounts estimated to be achieved by the combined businesses in the relevant period. For 2009, we estimated the value of the synergies obtained by comparing the cost base of Anheuser-Busch for the full year 2009 to the full year 2008. For 2008, we compared the cost base for the fourth quarter of 2008 to the fourth quarter of 2007. The 2009 savings mainly resulted from the implementation of ZBB, with some savings from procurement, manufacturing best practices and other activities in the United Kingdom and China. The 2008 savings mainly resulted from savings triggered by the Blue Ocean program implemented by Anheuser-Busch in anticipation of the acquisition and by some ZBB savings.

In addition to the aforementioned cost synergies, management believes that the Anheuser-Busch acquisition has added and will continue to add substantial value through the exchange of best practices in areas such as sales, distribution, marketing and corporate social responsibility. We believe that the disciplined programs of sales and marketing execution of our group companies can be combined to achieve a best-in-class commercial program. Anheuser-Busch’s Blue Ocean program is a cost reduction initiative commenced by Anheuser-Busch prior to the completion of the acquisition, which is aimed at cost savings and process improvements across all areas of that company, including through process benchmarking in Anheuser-Busch’s breweries, energy and environmental initiatives to reduce its reliance on natural gas and fuel oil, supply chain savings, improved materials usage, business process redesign using technology to further centralize Anheuser-Busch’s brewing control rooms and automation of its warehouse functions, the implementation of a new early retirement program for salaried Anheuser-Busch employees, reorganizations aimed at enhancing efficiency and effectiveness, reducing overhead growth and achieving widespread reductions in non-salary spending.

Experienced management team with a strong track record of delivering synergies through business combinations

During the last two decades, our management (or the management of our predecessor companies) has executed a number of merger and acquisition transactions of varying sizes, with acquired businesses being successfully integrated into our operations, realizing significant synergies. Notable examples include:

•	the creation of AmBev in 2000. Between 2000 and 2004, operating income after financial income and financial expense increased from 331.7 million reais to 2,163.3 million reais;

•	the acquisition of Beck’s in 2002, which today is the number one German beer in the world, with distribution in over 100 countries;

•	the combination of AmBev and Quilmes in 2003, where Quilmes’ operating profit increased substantially from 2003 to 2008;

•	Labatt, where profitability increased by approximately 10% within the first three years of AmBev gaining control in 2004;

•	the creation of InBev in 2004, through the combination of AmBev and Interbrew, where operating profit margin has increased from 11.9% on a standalone basis in 2003 to 22.7% in 2008; and

•	our successful merger and integration of the Anheuser-Busch and InBev businesses to date.

Our strong track record also extends to successfully integrating portfolios of brands such as Spaten-Löwenbräu in 2003 and leveraging cross-selling potential and distribution networks such as the distribution of Stella Artois through AmBev’s channels in Latin America.

Strategy

Our strategy is based on our vision to be “the Best Beer Company in a Better World”

The guiding principle for our strategy is a vision to be “the Best Beer Company in a Better World” by uniting strong brand development, sales execution and best-in-class efficiency with the role of a responsible global corporate citizen. The “Best Beer Company” element relates primarily to our aim of maintaining highly profitable operations in all markets with leading brands and market positions where we operate. The term “Better World” articulates our belief that all stakeholders will benefit from good corporate citizenship, finding its expression in the concept of “responsible enjoyment.” We discourage consumers from excessive or underage drinking through marketing campaigns aimed at moderate and legal consumption, as outlined in our Commercial Communications Code.

Four pillars are fundamental to our future strategic positioning

First, we aim to win consumers and secure loyalty through our strong brand portfolio.

•

In a rapidly changing marketplace, we seek to continue to focus on understanding customer needs. We aim to achieve high levels of customer orientation in our brand portfolio by positioning it to deliver on consumer demands.

•

Our goal is to deliver volume growth in excess of market growth through brand strength, continued premiumization of our brand portfolio, and sales and marketing investment. We aim to grow revenue ahead of volume growth.

•	We intend to further strengthen brand innovation in order to stay ahead of market trends and maintain consumer appeal.

Second, we intend to win points of connection with consumers through world-class consumer programs.

•

In partnership with distributors, off-trade retailers and on-trade points of sale, we seek to further improve the combination of brand appeal and purchasing experience for the consumer, driven by sustainable marketing investments.

•	We intend to further enhance our focus on sales management and marketing by responsibly connecting with new classes of consumers of drinking age.

•

We have established a number of consumer-dedicated activities, such as specific outdoor events, which are designed to provide consumers with a brand experience which exceeds the pure enjoyment of beer.

Third, we strive to continuously improve efficiency and to continue our strong track record in margin enhancements by unlocking the potential for variable and fixed cost savings.

•

We aim to maintain long-term cost increases at below inflation, benefiting from the application of cost efficiency programs such as ZBB and VPO, as well as from our scale and from hedging commodity prices.

•	Our management believes cost savings are not yet fully realized across all geographies, and remains committed to its target of long-term margin improvement.

Finally, we seek to continue to drive external growth opportunities through selected acquisitions, with the integration of Anheuser-Busch being the key focus in the medium term.

•

Our management has repeatedly demonstrated its ability to successfully integrate acquisitions and drive revenue growth ahead of our competitors. External growth will remain a cornerstone of our strategic focus.

•	The combination of Anheuser-Busch and InBev has provided us with significant global scale.

•	We see significant opportunities to continue to internationalize Anheuser-Busch’s key brands, build on greater scale in the North American market and benefit from significant cost synergies.

•

Our management anticipates that our combined company will continue to be highly cash-generative which, along with diligent use of capital and active working capital management, is expected to contribute to our objective of rapid de-leveraging.

General factors facilitate the implementation of our corporate strategy

We have identified certain key tools which we believe will enable us to implement our corporate strategy, including:

•	an open innovation policy on all levels, aimed at revitalizing the beer category and increasing our market share;

•	a strong company culture, investing in people and maintaining a strong target-related compensation structure; and

•	best-in-class financial discipline spread throughout the whole organization.

C. PRINCIPAL ACTIVITIES AND PRODUCTS

We produce, market, distribute and sell a strong, balanced portfolio of well over 200 beer brands and have a global footprint with a balanced exposure to developed and developing markets and production facilities spread across our six geographic regions.

We are a consumer-centric, sales-driven company. Consequently, our production facilities and other assets are predominantly located in the same geographical areas as our customers. We set up local production when we believe that there is substantial potential for local sales that cannot be addressed in a cost efficient manner through exports or third-party distribution into the relevant country. Local production also helps us to reduce, although it does not eliminate, our exposure to currency movements.

The table below sets out the main brands we sell in the markets listed below.

Market	Global brands	Multi-country brands	Local brands
North America

Canada	Beck’s, Budweiser, Stella Artois	Hoegaarden, Leffe	Beer: Alexander Keith’s, Bud Light, Kokanee, Labatt, Lucky

Cuba	Beck’s	—	Beer: Bucanero, Cristal, Mayabe

Mexico (Grupo Modelo)	Budweiser		Beer: Corona, Bud Light

United States	Beck’s, Budweiser, Stella Artois	Hoegaarden, Leffe	Beer: Bass, Brahma, Bud Light, Busch, Michelob, Natural Light

Latin America

Argentina	Budweiser, Stella Artois	—	Beer: Andes, Brahma, Norte, Patagonia, Quilmes Soft drinks: 7UP, Pepsi, H20h

Bolivia	Stella Artois	—	Beer: Ducal, Paceña, Taquiña

Brazil	Budweiser, Stella Artois	Hoegaarden, Leffe	Beer: Antarctica, Bohemia, Brahma, Skol Soft drinks: Guaraná Antarctica, Pepsi

Chile	Budweiser, Stella Artois	—	Beer: Baltica, Becker, Brahma

Dominican Republic	Budweiser	—	Beer: Brahma Soft drinks: Pepsi, 7UP, Red Rock

Ecuador	Budweiser	—	Beer: Brahma

Guatemala	—	—	Beer: Brahva

Paraguay	Beck’s, Budweiser, Stella Artois	—	Beer: Baviera, Brahma, Ouro Fino, Pilsen

Peru	Stella Artois	—	Beer: Brahma, Zenda Soft drinks: Concordia, Pepsi, 7UP, Triple Kola

Uruguay	Budweiser, Stella Artois	—	Beer: Pilsen, Norteña, Patricia

Venezuela	Beck’s, Budweiser	—	Beer: Brahma, Brahma Light, Brahma Ice Soft drinks: Malta Caracas

Western Europe

Belgium	Beck’s, Stella Artois	Hoegaarden, Leffe	Beer: Belle-Vue, Jupiler

France	Beck’s, Budweiser, Stella Artois	Hoegaarden, Leffe	Beer: Belle-Vue, Boomerang, Loburg

Germany	Beck’s	Hoegaarden, Leffe	Beer: Diebels, Franziskaner, Haake-Beck, Hasseröder, Löwenbräu

Luxembourg	Beck’s, Stella Artois	Hoegaarden, Leffe	Beer: Diekirch, Jupiler, Mousel

Netherlands	Beck’s, Stella Artois	Hoegaarden, Leffe	Beer: Dommelsch, Jupiler, Hertog Jan

United Kingdom	Beck’s, Budweiser, Stella Artois	Hoegaarden, Leffe	Beer: Bass, Boddingtons, Brahma

Italy	Beck’s, Budweiser, Stella Artois	Hoegaarden, Leffe	Beer: Franziskaner, Löwenbräu, Spaten

Central & Eastern Europe

Russia	Beck’s, Stella Artois	Hoegaarden, Leffe	Beer: Bagbier, Brahma, Klinskoye, Löwenbräu, Sibirskaya Korona

Ukraine	Beck’s, Stella Artois	Hoegaarden, Leffe	Beer: Chernigivske, Rogan, Yantar

Asia Pacific

China	Beck’s, Budweiser	—	Beer: Double Deer, Harbin, Jinling, Jinlongquan, KK, Sedrin, Shiliang

The table below sets out our sales broken down by business zone for the periods shown:

	2009		2008 Reported		2007(2)
Market	Revenue(1) (million USD)	Revenue (% of total)	Revenue(1) (million USD)	Revenue (% of total)	Revenue(1) (million USD)	Revenue (% of total)
North America	15,486	42.1%	3,753	16.0%	2,139	10.8%
Latin America North	7,649	20.8%	7,664	32.6%	6,707	34.0%
Latin America South	1,899	5.2%	1,855	7.9%	1,372	7.0%
Western Europe	4,312	11.7%	4,754	20.2%	4,725	23.9%
Central & Eastern Europe(3)	2,492	6.8%	3,267	13.9%	3,006	15.2%
Asia Pacific	1,985	5.4%	1,494	6.3%	1,359	6.9%
Global Export & Holding Companies	2,936	8.0%	720	3.1%	427	2.2%

Total	36,758	100%	23,507	100%	19,735	100%

Notes:

(1)	Gross revenue (turnover) less excise taxes and discounts. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to our customers.
(2)	The 2007 information in the table above is based on our historical consolidated financial information (as InBev) during those years as reflected in our actual audited consolidated financial statements as of 31 December 2009 and 2008, and for the three years ended 31 December 2009.
(3)	On 2 December 2009, we sold our operations in Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Hungary, Montenegro, Romania, Serbia and Slovakia, which accounted for USD 921 million, or 37%, of our 2009 Central and Eastern Europe revenue. From 2 December 2009, our Central & Eastern Europe zone consists of our Russian and Ukranian operations.

For a discussion of changes in revenue, see “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2009 Compared to Year Ended 31 December 2008—Revenue” and “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2008 Compared to Year Ended 31 December 2007—Revenue.”

Beer

We manage a portfolio of well over 200 brands of beer. In terms of distribution, our beer portfolio is divided into global, multi-country and local brands. Our brands are our foundation and the cornerstone of our relationships with consumers. We invest in our brands to create a long-term, sustainable and competitive advantage, by meeting the various needs and expectations of consumers around the world and by developing leading brand positions around the globe.

On the basis of quality and price, beer markets can be differentiated into the following segments:

•	Premium brands at the top of the market, with the very top of the market being represented by the super-premium segment;

•	Mainstream or core brands in the middle of the market; and

•	Value or discount brands at the lower end of the market.

Our brands are situated across all these segments. For instance, a global brand like Stella Artois generally targets the premium segment across the globe, while a local brand like Lakeport targets the value segment in Canada. We have a particular focus on the premium and core (mainstream) segments, but will be present in the value segment if the market so requires or following an acquisition (for example the acquisition of the value brand Lakeport in Ontario, Canada).

We make clear segment choices and, within those segments, clear brand choices. Examples of these choices include the focus on the premium segment in Argentina, on the premium category in Brazil, on the value, light and premium segments in Canada, on premium and core brands in Russia and on the international premium, domestic premium and core segments in China. The majority of our resources are directed to our “focus brands,” those that we believe have the greatest growth potential in their relevant consumer segments. In 2009, our focus brands accounted for approximately two-thirds of our beer volume.

In lower disposable income markets (for example, Brazil, Russia, Ukraine and China), the value segment can be substantial and growing. As set out above, in such cases we generally intend to ensure that we are present in the market to address the demand for value brands.

From the early 2000s through 2007, we observed a trend where the premium segment drove growth in the beer industry. Based on this trend, we established a strategy to select focus brands in certain markets (such as our North America, Western Europe and Central & Eastern Europe business zones) within the premium rather than the value segment. Due to the slowdown in the global economy in 2008 and 2009, however, certain countries in these zones experienced a shift from premium to core brands and from core to value brands. We believe we are well placed to deal with short-term trend changes from a portfolio perspective, particularly in key countries like the United States, while continuing our long standing strategy of accelerating growth in the core and premium beer segments. We believe that the premium segment will resume its previous momentum and aim to continue our strategy of focusing on selected brands, which seeks to address consumers’ desire to trade up from value to core and from core to premium.

Another trend is the growing need for consumer choice. Again, with our strong brand portfolio and best practice sharing, we believe we are well-placed to take advantage of this opportunity.

Our portfolio includes three global beers with worldwide distribution:

•

Stella Artois, the number one Belgian beer in the world according to Plato Logic Limited. Stella currently is distributed in over 80 countries worldwide and has strong global potential. The brand’s heritage dates back to our foundations in 1366. Stella Artois is a premium lager. In 2009, Stella Artois accounted for 2.3% of our volumes.

•

Beck’s, the number one German beer in the world according to Plato Logic Limited, with distribution in over 100 countries. Beck’s has been brewed using only four key natural ingredients for over 125 years and according to the traditional German Reinheitsgebot (purity law). In 2009, Beck’s and its line extensions accounted for 1.8% of our volumes.

•

Budweiser, which we consider to be the United States’ first truly national beer brand, had a 9% share of the U.S. market (based on Budweiser shipments compared to internal shipment estimates). Budweiser remained the number one brand in Canada according to Plato Logic Limited, and in 2009 expanded its world leadership with modest market share gains in the United Kingdom and China.

In addition, we have a multi-country portfolio of brands, which increasingly transcend the distinction between global and local. The key multi-country brands include:

•	Leffe, a rich, full bodied beer that hails from Belgium, available in over 60 countries worldwide, with sales volumes that have more than doubled over the last decade; and

•	Hoegaarden, a high-end Belgian wheat (or “white”) beer. First brewed in 1445, Hoegaarden is top fermented, then refermented in the bottle or keg, leading to its distinctive cloudy white appearance.

More locally, we manage numerous well-known “local champions,” which form the foundation of our business. The portfolio of local brands includes:

North America

•

Bud Light, originating from the United States. In the United States, its share of the premium segment is 40%, more than the combined share of the next two premium brands (excluding Budweiser). It is the fastest growing brand amongst the top 20 brands in the Canadian beer market.

•

Bud Light Lime, a high-end brand extension of Bud Light that was introduced in 2008. Based on Bud Light Lime shipments compared to internal estimates, it became one of the top 25 U.S. beer brands by volume in its first year. In 2009, the first full year, it became the number 15 U.S. beer brand according to Beer Marketer’s Insights.

•	Michelob ULTRA, which was rolled out nationally in 2002, is estimated to be the number 12 brand in the United States according to Beer Marketer’s Insights.

•	Michelob and Michelob Light are two Anheuser-Busch trademark brands which combined sell over 1.0 million hectoliters annually in the United States

•

Natural Light is the largest sub-premium brand in the United States with a 19% share of the sub-premium category in 2009 based on Natural Light shipments compared to Beer Marketer’s Insights sub-premium volume estimates. On the same basis, Busch Light and Busch are the #2 and #3 sub-premium brands, respectively, and all our sub-premium brands combined have an over 57% market share in this category in the United States

Latin America

•	Brahma, originating from Brazil and available in over 20 countries globally. For example, Brahma is present in the super-premium segment of the Russian market.

•

Skol, the leading beer brand in the Brazilian market according to Plato Logic Limited. We invested in pioneering and innovation of the Skol brand, showing new market trends and involvement in entertainment initiatives, such as music festivals.

•	Antarctica, the third most consumed beer in Brazil according to Plato Logic Limited.

•	Bohemia, which we believe is the leader in the premium segment in Brazil.

•

Quilmes, the leading beer in Argentina in 2009 according to Nielsen, representing 48% of the beer market, and a national symbol with its striped light blue and white label linked to the colors of the Argentine national flag and football team.

Western Europe

•

Jupiler, the market leader in terms of sales volumes in Belgium and the official sponsor of the highest Belgian football division, the Jupiler League. It is also sponsor of the Belgian national football team.

Central & Eastern Europe

•	Sibirskaya Korona, developed from a local brand in Western Siberia into a full-fledged national brand sold throughout Russia.

•	Klinskoye, having its home market in Moscow.

•	Chernigivske, Ukraine’s best selling brand.

Asia Pacific

•	Harbin and Sedrin, the key drivers of the growth of our business in China.

The branding and marketing of our global brands, Stella Artois, Beck’s and Budweiser, is managed centrally within our group. Multi-country brands are managed with more flexibility at the local level for branding and marketing, while the marketing and branding of our local brands is generally managed at a local level. See “—J. Branding and Marketing” for more information on brand positioning, branding and marketing.

In certain markets, we also distribute products of other brewers.

Non-Beer

Soft Drinks

While our core business is beer, we also have a presence in the soft drink market in Latin America through our subsidiary AmBev and in the United States through Anheuser-Busch. Soft drinks include both carbonated soft and non-carbonated soft drinks.

Our soft drinks business includes both our own production and agreements with PepsiCo related to bottling and distribution. AmBev is PepsiCo’s largest bottler in the world. Major brands that are distributed under these agreements are Pepsi, 7UP and Gatorade. AmBev has long-term agreements with PepsiCo whereby AmBev has the exclusive right to bottle, sell and distribute certain brands of PepsiCo’s portfolio of carbonated soft drinks in Brazil. The agreements will expire on 31 December 2017 and are automatically extended for additional ten-year terms unless terminated prior to the expiration date by written notice by either party at least two years prior to the expiration of their term or on account of other events, such as a change of control or insolvency of, or failure to comply with material terms or meet material commitments by, our relevant subsidiary. AmBev also has agreements with PepsiCo to bottle, sell, distribute and market some of its brands in the Dominican Republic and in some regions of Peru, including the north and the Lima regions. Through Quinsa, AmBev is also PepsiCo’s bottler for Argentina, Bolivia and Uruguay.

Apart from the bottling and distribution agreements with PepsiCo, AmBev also produces, sells and distributes its own soft drinks. Its main carbonated soft drinks brand is Guaraná Antarctica.

In the United States, Anheuser-Busch also produces non-alcoholic malt beverage products, including O’Doul’s and O’Doul’s Amber, energy drinks and related products. On a limited basis, we have also entered into arrangements under which other non-alcoholic products and spirits, including Hansen energy drinks (such as Monster Energy), are distributed and sold in select markets though the Anheuser-Busch distribution network.

Family Entertainment

On 1 December 2009, we completed the sale of our indirect subsidiary, Busch Entertainment Corporation, to an entity established by Blackstone Capital Partners V L.P. Busch Entertainment Corporation was the second largest theme park operator in the United States and owned and operated ten theme parks in the United States. These included SeaWorld theme parks in Orlando, Florida, San Antonio, Texas and San Diego, California; Busch Gardens theme parks in Tampa, Florida and Williamsburg, Virginia; the Aquatica and Discovery Cove parks in Orlando, Florida; Sesame Place in Langhorne, Pennsylvania; and water parks in Tampa, Florida and Williamsburg, Virginia. Due to the seasonality of the theme park business, Busch Entertainment Corporation experienced higher revenues and earnings in the second and third quarters than in the first and fourth quarters. See “—A. General Overview—History and Development of the Company” for further information.

U.S. Packaging

In the United States, our indirect subsidiary, Metal Container Corporation, manufactures beverage cans at eight plants and beverage can lids at three plants for sale to our Anheuser-Busch beer operations and U.S. soft drink customers. Anheuser-Busch also owns a recycling business, which buys and sells used beverage containers and recycles aluminum and plastic containers; a manufacturer of crown liner materials for sale to our North American beer operations; and a glass manufacturing plant which manufactures glass bottles for use by our North American beer operations.

The packaging industry is highly competitive. Metal Container Corporation’s competitors include Ball Corporation, Rexam Corporation, and Crown Holdings. In addition, the can industry faces competition from other beverage containers, such as glass and plastic bottles.

On 1 October 2009, we completed the sale of four metal beverage can and lid manufacturing plants of Metal Container Corporation to Ball Corporation. See “—A. General Overview—History and Development of the Company” for further information.

The table below sets out the breakdown between our beer and non-beer volumes and revenue. Based on our actual historical financial information for these periods, our non-beer activities accounted for 10.8% of consolidated volumes in 2009, 15.1% of consolidated volumes in 2008 and 15.1% of consolidated volumes in 2007. In terms of revenue, our non-beer activities generated 12.3% of consolidated revenue in 2009, compared to 8.3% in 2008 and 8.3% in 2007 based on our actual historical financial information for these periods.

	Beer			Non-Beer			Consolidated
	2009	2008	2007(3)	2009	2008	2007(3)	2009	2008	2007(3)
Volume(1) (million hectoliters)	365	242	230	44	43	41	409	285	271
Revenue(2) (million USD)	32,228	21,533	18,103	4,530	1,974	1,632	36,758	23,507	19,735

Notes:

(1)	Volumes include not only brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network, particularly in Western Europe. Our pro -rata shares of volumes in Grupo Modelo and Tsingtao are not included in this table.
(2)	Gross revenue (turnover) less excise taxes and discounts. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to our customers.
(3)	The 2007 information in the table above is based on our actual financial information (as InBev) during 2007 as reflected in our actual audited consolidated financial statements as of and for the year ended 31 December 2007.

D. MAIN MARKETS

We are a global brewer, with sales in over 130 countries across the globe.

The last two decades have been characterized by rapid external growth in fast-growing emerging markets, notably in regions in Latin America North, Central & Eastern Europe, Asia Pacific and Latin America South, where we have significant sales. The table below sets out our volumes broken down by business zone for the periods shown:

	2009		2008 Reported		2007(1)
Market	Volumes (million hectoliters)	Volumes (% of total)	Volumes (million hectoliters)	Volumes (% of total)	Volumes (million hectoliters)	Volumes (% of total)
North America	135	33.0%	27	9.5%	13	4.8%
Latin America North	110	26.9%	102	35.8%	101	37.3%
Latin America South	33	8.2%	34	11.9%	31	11.4%
Western Europe	33	8.2%	34	11.9%	36	13.3%
Central & Eastern Europe(2)	40	9.8%	46	16.1%	49	18.1%
Asia Pacific	53	12.8%	37	13.0%	36	13.3%
Global Export & Holding Companies	5	1.2%	5	1.8%	5	1.8%

Total	409	100%	285	100%	271	100%

Notes:

(1)	The 2007 information in the table above is based on our actual audited consolidated financial statements as of and for the year ended 31 December 2007.
(2)	On 2 December 2009 we sold our operations in Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Hungary, Montenegro, Romania, Serbia and Slovakia, which accounted for 13.2 million hectoliters, or 32.8%, of our 2009 Central & Eastern Europe volumes. From 2 December 2009, our Central & Eastern Europe zone consists of our Russian and Ukranian operations.

On an individual country basis, our 10 largest markets by volume during the year ended 31 December 2009 were the United States, Brazil, China, Argentina, Russia, Germany, the United Kingdom, Canada, Ukraine and Belgium. Each market has its own dynamics and customer preferences and values. Given the breadth of our portfolio, we believe we are well placed and can launch, relaunch, market and ultimately sell the beer that best addresses consumer choice in the various segments (premium, mainstream and value) in a given market.

We are committed to innovation generated from consumer insights. Through this approach, we seek to understand the values, lifestyles and preferences of today’s and tomorrow’s consumers, with a view to building fresh appeal and competitive advantage through innovative products and services tailored to meet those needs. See “—K. Intellectual Property; Research & Development” for further information.

E. COMPETITION

Historically, brewing was a local industry with only a few players having a substantial international presence. Larger brewing companies often obtained an international footprint through direct exports, licensing agreements and joint venture arrangements. However, the last couple of decades have seen a transformation of the industry, with a prolonged period of consolidation. This trend started within the more established beer markets of Western Europe and North America, and took the form of larger businesses being formed through merger and acquisition activity within national markets. More recently, consolidation has also taken place within emerging markets. Over the last decade, the global consolidation process has accelerated, with acquisitive brewing groups making significant acquisitions outside of their domestic markets and increasingly looking to purchase other regional brewing organizations. Recent examples of this trend include SABMiller’s acquisition of Bavaria in 2005 and the acquisition of Scottish & Newcastle by Carlsberg and Heineken in April 2008. As a result of this consolidation process, the absolute and relative size of the world’s largest brewers has increased substantially. Therefore, today’s leading international brewers have significantly more diversified operations and have established leading positions in a number of international markets.

We have participated in this consolidation trend, and have grown our international footprint through a series of mergers and acquisitions described in “Item 4. Information on the Company—A. General Overview—History and Development of the Company,” which include:

•	the acquisition of Labatt in 1995;

•	the acquisition of Beck’s in 2001;

•	the combination of AmBev and Quilmes Industrial S.A. in 2003;

•	the creation of InBev in 2004, through the combination of Interbrew and AmBev; and

•	the Anheuser-Busch acquisition in November 2008.

The ten largest brewers in the world in 2008 in terms of volume were as set out in the table(1) below.

Rank	Name	Volume (million hectoliters)(2)
1	AB InBev Group (Plato Logic estimate)	364.8
2	SABMiller	236.1
3	Heineken	169.1
4	Carlsberg	124.4
5	Molson Coors Brewing Company	57.2
6	Tsingtao (Group)	53.8
7	Grupo Modelo	51.5
8	Beijing Yanjing	42.2
9	FEMSA	41.1
10	Kirin	33.8

Notes:

(1)	Source: Plato Logic Limited. Our own determination is that the pro forma beer volumes for InBev and Anheuser-Busch as a combined company for 2008 would have been 368.5 million hectoliters, as described in “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2008 Compared to Year Ended 31 December 2007.”
(2)	Calendar year basis.

In each of our regional markets, we compete against a mixture of national, regional, local, and imported beer brands. In Latin America, we compete mainly with local players and local beer brands. In North America, Western Europe, Eastern Europe and Asia Pacific, we compete primarily with large leading international or regional brewers and international or regional brands.

F. WEATHER AND SEASONALITY

For information on how weather affects consumption of our products and the seasonality of our business, see “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Weather and Seasonality.”

G. BREWING PROCESS; RAW MATERIALS AND PACKAGING; PRODUCTION FACILITIES; LOGISTICS

Brewing Process

The basic brewing process for most beers is straightforward, but significant know-how is involved in quality and cost control. The most important stages are brewing and fermentation, followed by maturation, filtering and packaging. Although malted barley (malt) is the primary ingredient, other grains such as unmalted barley, corn, rice or wheat are sometimes added to produce different beer flavors. The proportion and choice of other raw materials varies according to regional taste preferences and the type of beer.

The first step in the brewing process is making wort by mixing malt with warm water and then gradually heating it to around 75°C in large mash tuns to dissolve the starch and transform it into a mixture, called “mash,” of maltose and other sugars. The spent grains are filtered out and the liquid, now called “wort,” is boiled. Hops are added at this point to give a special bitter taste and aroma to the beer, and help preserve it. The wort is boiled for one to two hours to sterilize and concentrate it, and extract the flavor from the hops. Cooling follows, using a heat exchanger. The hopped wort is saturated with air or oxygen, essential for the growth of the yeast in the next stage.

Yeast is a micro-organism that turns the sugar in the wort into alcohol and carbon dioxide. This process of fermentation takes five to 11 days, after which the wort has finally become beer. Different types of beer are made using different strains of yeast and wort compositions. In some yeast varieties, the cells rise to the top at the end of fermentation. Ales and wheat beers are brewed in this way. Lagers are made using yeast cells that settle to the bottom. Some special Belgian beers, called lambic or gueuze, use yet another method where fermentation relies on spontaneous action by airborne yeasts.

During the maturation process the liquid clarifies as yeast and other particles settle. Further filtering gives the beer more clarity. Maturation varies by type of beer and can take as long as three weeks. Then the beer is ready for packaging in kegs, cans or bottles.

Raw Materials and Packaging

The main raw materials used in our beer production are malted barley, corn grits, corn syrup, rice, yeast, hops and water. For non-beer production (mainly carbonated soft drinks) the main ingredients are flavored concentrate, fruit concentrate, sugar or sweetener and water. In addition to these inputs into our products, delivery of our products to consumers requires extensive use of packaging materials such as glass or PET plastic bottles, aluminum or steel cans and kegs, labels, bottle caps, plastic crates, metal closures, plastic closures, preforms and cardboard products.

We use only our own proprietary yeast, which we grow in our facilities. In some regions, we import hops to obtain adequate quality and appropriate variety. We purchase these ingredients through the open market and through contracts with suppliers. We also purchase barley and process it to meet our malt requirements at our malting plants.

Prices and sources of raw materials are determined by, among other factors:

•	the level of crop production;

•	weather conditions;

•	export demand; and

•	governmental regulations.

We are reducing the number of our suppliers in each region to develop closer relationships that allow for lower prices and better service, while at the same time ensuring that we are not entirely dependent on a single supplier. We hedge some of our commodities contracts on the financial markets and some of our malt requirements are purchased on the spot market. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments” and note 29 to our audited financial information as of 31 December 2009 and 2008, and for the three years ended 31 December 2009, for further details on commodities hedging.

We have supply contracts with respect to most packaging material as well as our own production capacity as outlined below in “—Production Facilities.” The choice of packaging materials varies by cost and availability in different regions, as well as consumer preferences and the image of each brand. We also use aluminum cansheet for the production of beverage cans and lids. For details of our U.S. packaging business, see “—C. Principal Activities and Products—U.S. Packaging.”

Hops, PET resin, soda ash for our own glass plant and—to some extent—cans are mainly sourced globally. Malt, adjuncts (such as unmalted grains or fruit), sugar, steel, cans, labels, metal closures, plastic closures, preforms and folding carton are sourced regionally. Electricity is sourced nationally, while water is sourced locally, for example, from municipal water systems and private wells.

We use natural gas and fuel oil as our primary fuel materials, and we believe adequate supplies of fuel and electricity are available for the conduct of our business. The energy commodity markets have experienced and can be expected to continue to experience significant price volatility. We manage our energy costs using various methods including supply contracts, hedging techniques, and fuel switching.

Production Facilities

Our production facilities are spread across our six geographic regions, giving us a balanced geographical footprint in terms of production and allowing us to efficiently meet customer demand across the globe. We manage our production capacity across our geographic regions, countries and plants. We typically own our production facilities free of any major encumbrances. We also lease a number of warehouses and other commercial buildings from third parties.

Beverage Production Facilities

Our beverage production facilities comprised 137 breweries and/or soft drink plants as of 31 December 2009 spread across our six geographic regions. Of these 137 plants, 105 produced only beer, 13 produced only soft drinks and 19 produced both beer and soft drinks. Except in limited cases (for example, our Hoegaarden brewery in Belgium), our breweries are not dedicated to one single brand of beer. This allows us to allocate production capacity efficiently within our group.

The table below sets out, for each of our geographic zones in 2009, the number of our beverage production plants (breweries and/or soft drink plants) as well as the plants’ overall capacity and production volumes.

		2009 volumes		Annual engineering capacity as of 31 December 2009
Business zone	Number of plants	Beer (khl)	Soft drinks (khl)	Beer (khl)	Soft drinks (khl)
North America	19	134,600	—	149,500	—
Latin America North	35	78,900	30,900	114,400	59,100
Latin America South	21	20,200	13,200	26,600	19,700
Western Europe	15	33,300	—	47,100	—
Central & Eastern Europe(1)	14	40,200	—	50,100	—
Asia Pacific(2),(3)	33	52,500	—	88,800	—

Total(4)	137	359,700	44,100	476,500	78,800

Notes:

(1)	On 2 December 2009, we sold our operations in Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Hungary, Montenegro, Romania, Serbia and Slovakia. From 2 December 2009, our Central & Eastern Europe zone consists of our Russian and Ukranian operations.
(2)	Includes a brewery in Wuhan owned and operated by a joint venture in which we have a 97% equity interest and three breweries in which we hold a majority interest through our wholly owned subsidiary, Harbin Brewery Group Limited.
(3)	Excludes our 50% equity interest in a joint venture that owns and operates a brewery in Hyderabad, India.
(4)	Excludes Global Export & Holding Companies with 2009 beer volumes of 5 million hectoliters.

Non-Beverage Production Facilities

Our beverage production plants are supplemented and supported by a number of plants and other facilities that produce raw materials and packaging materials for our beverages. The table below provides additional detail on these facilities as of 31 December 2009.

Type of plant / facility	Number of plants / facilities	Countries in which plants / facilities are located
Malt plants	13	Brazil, Argentina, Uruguay, Russia, United States
Rice mills	2	United States
Hop farms	2	Germany, United States
Hop pellet plant	1	Argentina
Guaraná farm	1	Brazil
Glass bottle plants	3	United States, Brazil, Paraguay
Bottle cap plant	2	Argentina, Brazil
Label plant	1	Brazil
Can plants	6	Bolivia, United States
Can lid manufacturing plants	2	United States
Crown and closure liner material plant	1	United States
Syrup plant	1	Brazil

In addition to production facilities, we also maintain a geographical footprint in key markets through sales offices and distribution centers. Such offices and centers are opened as needs in the various markets arise.

Capacity Expansion

We continually assess whether our production footprint is adequate in view of existing or potential customer demand. Footprint optimization by adding new plants to our portfolio not only allows us to boost production capacity, but the strategic location often also reduces distribution time so that our products reach consumers rapidly and efficiently. Conversely, footprint optimization can lead to the divesting of plants through sales to third parties or to plant closures.

Additional production facilities can be acquired from third parties or through greenfield investments in new projects. For example, in April 2009 our Angarsk brewery, constructed at a cost of USD 244 million, was opened in Angarsk, Russia. The plant has an annual capacity of 1.8 million hectoliters and produces brands including Sibirskaya Korona, Klinskoye, Tolstiak and Zolotaya Angara. Similarly, in March 2007 we set up a new greenfield brewery in Foshan in the Guangdong province of China. The brewery started trial brewing in November 2008, and formal production started in March 2009. The brewery, constructed at a cost of USD 78 million and with an annual capacity of 2.0 million hectoliters, will support our Budweiser sales in the Southeast part of China. In Sete Lagoas (Nova Minas) Brazil a new plant constructed at a cost of USD 88 million entered into operation in June 2009. The plant, with an annual capacity of 2.1 million hectoliters, is currently brewing beer and will later produce soft drinks as well. The plant currently brews the Brahma, Skol, Antarctica and Bohemia brands of beer, which are sold in glass bottles. An additional USD 12.7 million was invested to add a canning line to package the Brahma, Skol and Antarctica beer brands in cans. In addition to building or acquiring additional facilities, we also upgrade our existing facilities and expand capacity.

In 2010 we expect to invest in new capacity projects in China, Brazil and Argentina to meet our future demand expectations in these countries.

We also outsource, to a limited extent, the production of items which we are unable to produce in our own production network (for example, due to a lack of capacity during seasonal peaks) or for which we do not yet want to invest in new production facilities (for example, to launch a new product without incurring the associated full start-up costs). Such outsourcing mainly relates to secondary repackaging materials that we cannot practicably produce on our own, in which case our products are sent to external companies for repackaging (for example, gift packs with different types of beers).

Logistics

Our logistics organization is composed of (i) a first tier, which comprises all inbound flows into the plants of raw materials and packaging materials and all the outbound flows from the plants into the second drop point in the chain (for example, distribution centers, warehouses or wholesalers) and (ii) a second tier, which comprises all distribution flows from the second drop point into the customer delivery tier (for example, pubs or retailers).

Transportation is mainly outsourced to third-party contractors, although we do own a small fleet of vehicles in certain countries.

Each of our breweries has a warehouse which is attached to its production facilities. In places where our warehouse capacity is limited, external warehouses are rented. We strive to centralize fixed costs, which has resulted in some plants sharing warehouse and other facilities with each other.

Where it has been implemented, the VPO program has had a direct impact on our logistics organization for example, in respect of scheduling, warehouse productivity and loss prevention actions.

H. DISTRIBUTION OF PRODUCTS

We depend on effective distribution networks to deliver products to our customers. We review our priority markets for distribution and licensing agreements on an annual basis. The focus markets will typically be markets with an interesting premium segment and with sound and strong partners (brewers and/or importers). Based on these criteria, focus markets are then chosen.

In addition, the distribution of beer varies from country to country and from region to region. The nature of distribution reflects consumption patterns and market structure, geographical density of customers, local regulation, the structure of the local retail sector, scale considerations, market share, expected added-value and capital returns, and the existence of third-party wholesalers or distributors. In some markets brewers distribute directly to customers (for example Belgium), while in other markets wholesalers may, for legal reasons (for example, certain U.S. states and Canada where there may be legal constraints on the ability of a beer manufacturer to own a wholesaler – a so-called three-tier system), or because of historical market practice (for example, Russia and Argentina), play an important role in distributing a significant proportion of beer to customers. In some instances, as is currently the case in Brazil, we have acquired third-party distributors to move away from distribution by way of wholesalers to direct distribution. The products we brew in the United States are sold to approximately 550 wholesalers for resale to retailers. We own 11 of these wholesalers and have ownership stakes in another five of them. The remaining wholesalers are independent businesses. In Mexico, Budweiser, Bud Light and O’Doul’s are imported and distributed by a wholly-owned subsidiary of Grupo Modelo. Under the distribution agreement with Grupo Modelo, it has exclusive distribution rights to those brands in all of Mexico. In return it agrees not to sell Budweiser, Bud Light and O’Doul’s outside of Mexico, and not to sell in Mexico any other beer that is brewed outside of Mexico without our consent. In certain countries, we enter into exclusive importer arrangements and depend on our counterparties to these arrangements to market and distribute our products to points of sale. In certain markets we also distribute the products of other brewers.

We generally distribute our products through (i) direct distribution networks, in which we deliver to points of sale directly, and (ii) indirect distribution networks, in which delivery to points of sale occurs through wholesalers and independent distributors. Indirect distribution networks may be exclusive or non-exclusive and may, in certain business zones, involve use of third-party distribution while we retain the sales function through an agency framework. We seek to fully manage the sales teams in each of our markets. In case of non-exclusive distributorships, we try to encourage best practices through wholesaler excellence programs.

See “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Distribution Arrangements” for a discussion of the effect of the choice of distribution arrangements on our results of operations.

As a customer-driven organization, we have, regardless of the chosen distribution method, programs for professional relationship building with our customers in all markets. This happens directly, for example, by way of key customer account management, and indirectly by way of wholesaler excellence programs.

We seek to provide media advertising, point-of-sale advertising, and sales promotion programs to promote our brands. Where relevant, we complement national brand strategies with geographic marketing teams focused on delivering relevant programming addressing local interests and opportunities.

I. LICENSING

In markets where we have no local affiliate, we may choose to enter into license agreements or alternatively international distribution agreements, depending on the best strategic fit for each particular market. License agreements issued by us grant the right to third-party licensees to manufacture, package, sell and market one or several of our brands in a particular assigned territory under strict rules and technical requirements. In the case of international distribution agreements, we produce and package the products ourselves while the third party distributes, markets and sells the brands in the local market.

Stella Artois is licensed to third parties in Algeria, Australia, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Hungary, Kosovo, Montenegro, New Zealand, Romania, Serbia, Slovakia and Greece, while Beck’s is licensed to third parties in Algeria, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Hungary, Kosovo, Montenegro, Turkey, Australia, New Zealand, Romania, Serbia, Slovakia and Tunisia.

In Japan, Budweiser is brewed and sold through license and distribution agreements with Kirin Brewery Company, Limited. A licensing agreement allows Guinness Ireland Limited to brew and sell Budweiser and Bud Light in the Republic of Ireland. Budweiser is also brewed under license and sold by brewers in Spain (Sociedad Anonima Damm), India (RKJ Group) and Panama (Heineken). Through Anheuser-Busch we own a 4.1% stake in a subsidiary in Argentina of Compañía Cervecerías Unidas S.A., a leading Chilean brewer, which brews and distributes Budweiser under license in Argentina and distributes Budweiser in Chile and Uruguay. In Italy, Budweiser is brewed and packaged by Heineken under a brewing contract agreement. We also sell various brands, including Budweiser and Bud Light, by exporting from our license partners’ breweries located in Argentina and Spain.

On 24 July 2009, we sold our South Korean subsidiary, Oriental Brewery, to an affiliate of Kohlberg Kravis Roberts & Co. L.P. See “Item 5. Operating and Financial Review—G. Liquidity and Capital Resources—Investments and Disposals.” Under the terms of the sale agreement, we granted Oriental Brewery exclusive distribution rights over certain brands in South Korea including Budweiser, Bud Ice and Hoegaarden.

On 2 December 2009, we sold our Central European operations to CVC Capital Partners. See “Item 5. Operating and Financial Review—G. Liquidity and Capital Resources—Investments and Disposals.” CVC Capital Partners agreed to brew and/or distribute, under license from us, Stella Artois, Beck’s, Löwenbräu, Hoegaarden, Spaten and Leffe in Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Hungary, Montenegro, Romania, Serbia and Slovakia. We retain rights to brew and distribute Staropramen in several countries including Ukraine, Russia, the United States, Germany and the United Kingdom.

See “Item 3. Key Information—D. Risk Factors—Risks Relating to our Business—We rely on key third parties, including key suppliers, and the termination or modification of the arrangements with such third parties could negatively affect our business.”

We also manufacture and distribute other third-party brands. AmBev, our listed Brazilian subsidiary, and some of our other subsidiaries have entered into agreements with PepsiCo. Pursuant to the agreements between AmBev and PepsiCo, AmBev is PepsiCo’s largest bottler in the world. Major brands that are distributed under this agreement are Pepsi, 7UP and Gatorade. See “—C. Principal Activities and Products—Soft Drinks” for further information in this respect.

J. BRANDING AND MARKETING

Our brands are our foundation, the cornerstone of our relationships with consumers and the key to our long-term success. Our brand portfolio, its enduring bonds with consumers and its partnerships with customers are our most important assets. We invest in our brands to create long-term, sustainable, competitive advantage by seeking to meet the beverage needs of consumers around the world and to develop leading brand positions in every market in which we operate.

Our brand portfolio consists of global flagship brands (Budweiser, Stella Artois and Beck’s), multi-country brands (Leffe and Hoegaarden) and many “local champions” (Jupiler, Skol, Quilmes, Bud Light, Sibirskaya Korona and Harbin to name but a few). We believe this global brand portfolio provides us with strong growth and revenue opportunities and, coupled with a powerful range of premium brands, positions us well to meet the needs of consumers in each of the markets in which we compete. For further information about our focus brands, see “—C. Principal Activities and Products—Beer.”

We have established a “focus brands” strategy. Focus brands are those in which we invest the majority of our resources (money, people, and attention). They are a small group of brands which we believe have the most growth potential within each relevant consumer group. These focus brands include our three global brands, key multi-country brands and selected “local champions.” In 2009, our focus brands accounted for approximately two-thirds of our beer volume.

We seek to constantly strengthen and develop our brand portfolio through enhancement of brand quality, marketing and product innovation. Our marketing team therefore works together closely with our research & development team (see “—K. Intellectual Property; Research & Development” for further information).

We continually assess consumer needs and values in each geographic market in which we operate with a view to identifying the key characteristics of consumers in each beer segment (that is, premium, core and value). This allows us to position our existing brands (or to introduce new brands) in order to address the characteristics of each segment.

Our marketing approach is based on a “value based brands” approach. A value based brands proposition is a single, clear, compelling values based reason for consumer preference. We have defined 37 different consumer values (such as ambition, authenticity or friendship) to establish a connection between consumers and our products. The value based brands approach first involves the determination of consumer portraits, secondly brand attributes (that is, tangible characteristics of the brand that support the brand’s positioning) and brand personality (that is, the way the brand would behave as a person) are defined, and finally a positioning statement to help ensure the link between the consumer and the brand is made. Once this link has been established, a particular brand can either be developed (brand innovation) or relaunched (brand renovation or line extension from the existing brand portfolio) to meet the customers’ needs. We apply Zero-Based Budgeting principles for yearly budget decisions and for ongoing investment reviews and reallocations. We invest in each brand in line with its local or global strategic priority and, taking into account its local circumstances, seek to maximize profitable and sustainable growth.

Anheuser-Busch owns rights to its principal brand names and trademarks in the United States in perpetuity.

K. INTELLECTUAL PROPERTY; RESEARCH & DEVELOPMENT

Innovation is one of the key factors enabling us to achieve our strategy. We seek to combine technological know-how with market understanding to develop a healthy innovation pipeline in terms of production process, product and packaging features as well as branding strategy. In addition, as beer markets mature, innovation plays an increasingly important role by providing differentiated products with increased value to consumers.

Intellectual Property

Our intellectual property portfolio mainly consists of trademarks, patents, registered designs, copyright, know-how and domain names. This intellectual property portfolio is managed by our internal legal department, in collaboration with a selected network of external intellectual property advisors. We place importance on achieving close cooperation between our intellectual property team and our marketing and research & development teams. An internal stage gate process promotes the protection of our intellectual property rights, the swift progress of our innovation projects and the development of products that can be launched and marketed without infringing any third party’s intellectual property rights. A project can only move on to the next step of its development after the necessary verifications (for example, availability of trademark, existence of prior technology/earlier patents, freedom to market) have been carried out. This internal process is designed to ensure that financial and other resources are not lost due to oversights in relation to intellectual property protection during the development process.

Our patent portfolio is carefully built to gain a competitive advantage and support our innovation and other intellectual assets. We currently have more than 100 patent families, meaning that more than 100 different technologies are protected by patents. The extent of the protection differs between technologies, as some patents are protected in many jurisdictions, while others are only protected in one or a few jurisdictions. Our patents may relate, for example, to brewing processes, improvements in production of fermented malt-based beverages, treatments for improved beer flavor stability, non-alcoholic beer development, filtration processes, beverage dispensing systems and devices or beer packaging.

One of the key technologies supporting our innovation strategy is PerfectDraft, a home beer dispensing appliance developed by us with Koninklijke Philips Electronics N.V. and Philips Consumer Electronics BV. The intellectual property rights to the PerfectDraft technology, name and design are co-owned by us and Koninklijke Philips Electronics N.V.

We license in limited technology from third parties. We also license out certain of our intellectual property to third parties, for which we receive royalties.

Research & Development

Given our focus on innovation, we place a high value on R&D. In 2009, we expensed USD 159 million (USD 75 million in 2008 and USD 27 million in 2007) in the area of market research and on innovation in the areas of process optimization and product development at our Belgian R&D center and across our zones.

R&D in process optimization is primarily aimed at capacity increase (plant debottlenecking and addressing volume issues, while minimizing capital expenditure), quality improvement and cost efficiency. Newly developed processes, materials and/or equipment are documented in best practices and shared across business zones. Current projects range from malting to bottling of finished products.

R&D in product innovation covers liquid, packaging and draft innovation. Product innovation consists of breakthrough innovation, incremental innovation and renovation (that is, implementation of existing technology). The main goal for the innovation process is to provide consumers with better products and experiences. This includes launching new liquids, new packaging and new draft products that deliver better performance both for the consumer and in terms of financial results, by increasing our competitiveness in the relevant markets. With consumers comparing products and experiences offered across very different drink categories and the offering of beverages increasing, our R&D efforts also require an understanding of the strengths and weaknesses of other drink categories, spotting opportunities for beer and developing consumer solutions (products) that better address consumer needs and deliver better experiences. This requires first understanding consumer emotions and expectations in order to guide our innovation efforts. Sensory experience, premiumization, convenience, sustainability and design are all central to our R&D efforts.

Knowledge management and learning is also an integral part of R&D. We seek to continuously increase our knowledge through collaborations with universities and other industries.

Our R&D team is briefed annually on our business zones’ priorities and approves concepts which are subsequently prioritized for development. Launch time, depending on complexity and prioritization, usually falls within the next calendar year.

In November 2006 we opened our Global Innovation and Technology Centre in Leuven, Belgium. This state of the art building accommodates the Packaging, Product, Process Development teams and facilities such as Labs, Experimental Brewery and the European Central Lab, which also includes Sensory Analysis.

In addition to our Global Innovation and Technology Centre, we also have Product, Packaging and Process development teams located in each of our six geographic regions focusing on the short-term needs of such regions.

L. REGULATIONS AFFECTING OUR BUSINESS

Our worldwide operations are subject to extensive regulatory requirements regarding, among other things, production, distribution, importation, marketing, promotion, labeling, advertising, labor, pensions and public health, consumer protection and environmental issues. In the United States, federal and state law regulate most aspects of the brewing, sale, marketing, labeling and wholesaling of our products. At the federal level, the Alcohol & Tobacco Tax & Trade Bureau of the U.S. Treasury Department oversees the industry, and each state in which we sell or produce products and some local authorities in jurisdictions in which we sell products also have regulations that affect the business conducted by us and other brewers and wholesalers. It is our policy to abide by the laws and regulations around the world that apply to us or to our business. We rely on legal and operational compliance programs, as well as local in-house and external counsel, to guide businesses in complying with applicable laws and regulations of the countries in which we operate.

See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Certain of our operations depend on independent distributors or wholesalers to sell our products.,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Negative publicity may harm our business.,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We could incur significant costs as a result of compliance with, and/or violations of or liabilities under various regulations that govern our operations.,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our operations are subject to environmental regulations, which could expose us to significant compliance costs and litigation relating to environmental issues.,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We operate a joint venture in Cuba, in which the Government of Cuba is our joint venture partner. Cuba has been identified by the U.S. Department of State as a state sponsor of terrorism and is targeted by broad and comprehensive economic and trade sanctions of the United States. Our operations in Cuba may adversely affect our reputation and the liquidity and value of our securities,” and “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Governmental Regulations.”

Production, advertising, marketing and sales of alcoholic beverages are subject to various restrictions in markets around the world. These range from a complete prohibition of alcohol in certain countries and cultures, through the prohibition of the import of alcohol, to restrictions on the advertising style, media and messages used. In a number of countries, television is a prohibited medium for advertising alcoholic products, and in other countries, television advertising, while permitted, is carefully regulated. Media restrictions may constrain our brand building potential. Labeling of our products is also regulated in certain markets, varying from health warning labels to importer identification, alcohol strength and other consumer information. Specific warning statements related to the risks of drinking alcoholic products, including beer, have also become increasingly prevalent in recent years. Smoking bans recently introduced in pubs and restaurants in Western Europe have negative effects on on-trade consumption (that is, beer purchased for consumption in a pub or restaurant or similar retail establishment), as opposed to off-trade consumption (that is, beer purchased at a retail outlet for consumption at home or another location).

The distribution of our beer products may also be regulated. In certain markets, alcohol may only be sold through licensed outlets, varying from government or state operated monopoly outlets (for example in the off-trade channel of certain Canadian provinces) to the common system of licensed on-trade outlets (for example licensed bars and restaurants) which prevails in many countries (for example in much of the European Union). In most U.S. states, applicable regulations impose a three-tier system from brewer to wholesaler to retailer, meaning that we cannot use our own direct distribution system but must work with third-party distributors to distribute our products to the points of connection.

In the United States, both federal and state laws generally prohibit us from providing anything of value to retailers, including paying slotting fees or holding ownership interests in retailers. Some states prohibit us from acting as a wholesaler for our own products. State laws also regulate the interactions among us, our wholesalers and consumers by, for example, limiting merchandise that can be provided to consumers or limiting promotional activities that can be held at retailer premises. If we were found to have violated applicable federal or state alcoholic beverage laws, we could be subject to a variety of sanctions, including fines, equitable relief and suspension or permanent revocation of our license to brew or wholesale our products.

Governments in most of the countries in which we operate also establish minimum legal drinking ages, which generally vary from 16 to 21 years, impose minimum prices on beer products or impose other restrictions on sales, which affect demand for our products. Moreover, governments may respond to public pressure to curtail alcohol consumption by raising the legal drinking age, further limiting the number, type or operating hours of retail outlets or expanding retail licensing requirements. We work both independently and together with other breweries to limit the negative consequences of inappropriate use of alcoholic products, and actively promote responsible sales and consumption.

Similarly, governmental bodies may respond to public pressure to address obesity by curtailing soft drink consumption at schools and other government-owned facilities.

We are subject to antitrust and competition laws in the jurisdictions in which we operate and may be subject to regulatory scrutiny in certain of these jurisdictions. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We are exposed to antitrust and competition laws in certain jurisdictions and the risk of changes in such laws or in the interpretation and enforcement of existing antitrust and competition laws.”

In many jurisdictions, excise and other indirect duties make up a large proportion of the cost of beer charged to customers. In the United States, for example, the brewing industry is subject to significant taxation. The United States federal government currently levies an excise tax of $18 per barrel (equivalent to 1.1734776 hectoliters) of beer sold for consumption in the United States. All states also levy excise taxes on alcoholic beverages. Proposals have been made to increase the federal excise tax as well as the excise taxes in some states. Recently, Brazil, Russia and the Ukraine have all enacted excise tax increases that apply to our products. Rising excise duties can drive our pricing to the consumer up, which in turn could have a negative impact on our results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—The beer and beverage industry may be subject to changes in taxation.”

Our products are generally sold in glass or PET bottles or aluminum or steel cans. Legal requirements apply in various jurisdictions in which we operate, requiring that deposits or certain ecotaxes or fees are charged for the sale, marketing and use of certain non-refillable beverage containers. The precise requirements imposed by these measures vary. Other types of beverage container-related deposit, recycling, ecotax and/or product stewardship statutes and regulations also apply in various jurisdictions in which we operate.

We are subject to different environmental legislation and controls in each of the countries in which we operate. Environmental laws in the countries in which we operate are mostly related to (i) the conformity of our operating procedures with environmental standards regarding, among other things, the emission of gas and liquid effluents and (ii) the disposal of one-way (that is, non-returnable) packaging. We believe that the regulatory climate in most countries in which we operate is becoming increasingly strict with respect to environmental issues and expect this trend to continue in the future. Achieving compliance with applicable environmental standards and legislation may require plant modifications and capital expenditure. Laws and regulations may also limit noise levels and the discharge of waste products, as well as impose waste treatment and disposal requirements. Some of the jurisdictions in which we operate have laws and regulations that require polluters or site owners or occupants to clean up contamination.

The Anheuser-Busch facilities in the United States are subject to federal, state and local environmental protection laws and regulations. We comply with these laws and regulations or are currently taking action to comply with them. Our compliance with environmental laws and regulations is not expected to materially affect our capital expenditures, earnings or competitive position.

Certain U.S. states and various countries have adopted laws and regulations that require deposits on beverages or establish refillable bottle systems. Such laws generally increase beer prices above the costs of deposit and may result in sales declines. The United States Congress and other states continue to consider similar legislation, the adoption of which would impose higher operating costs on us while depressing sales volume.

The amount of dividends payable to us by our operating subsidiaries is, in certain countries, subject to exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. See also “Item 5. Operating and Financial Review—G. Liquidity and Capital Resources—Transfers from Subsidiaries.”

M. INSURANCE

We maintain comprehensive insurance policies with respect to casualty, property and certain specialized coverage. Our insurance program is mainly divided into two general categories:

•	Assets: these insurance policies cover our physical properties and include global property and business interruption; and

•

Liabilities: these insurance policies cover losses due to damages caused to third parties and include general and product liability, executive risks (risks related to our board and management) and driver’s insurance (which is taken out in accordance with local requirements).

We believe we have adequate insurance cover taking into account our market capitalization and our worldwide presence. We further believe that the level of insurance we maintain is appropriate for the risks of our business and is comparable to that maintained by other companies in its industry.

N. GROUP ORGANIZATIONAL STRUCTURE

Our most significant subsidiaries (as at 31 December 2009) are:

Subsidiary Name	Jurisdiction of incorporation or residence	Proportion of ownership interest	Proportion of voting rights held
Anheuser-Busch Companies, Inc. One Busch Place St. Louis, MO 63118	Delaware, U.S.A.	100%	100%

Companhia de Bebidas das Américas—AmBev(1) Rua Dr. Renato Paes de Barros 1017 4° Andar (parte), cj. 44 e 42—Itaim Bibi São Paulo	Brazil	61.87%	73.99%

Note:

(1)	The difference between economic interest and voting interest for AmBev results from the fact that AmBev has issued common shares (with voting rights) and preferred shares (without voting rights).

For a more comprehensive list of our most important financing and operating subsidiaries see note 36 of our audited consolidated financial statements as of 31 December 2009 and 2008, and for the three years ended 31 December 2009.

Post-Acquisition International Restructuring

Having completed the Anheuser-Busch acquisition, we plan to undertake an internal restructuring of a number of our subsidiaries. The restructuring is intended to permit us to take advantage of various efficiencies and will involve, among other things, the transfer of several of our subsidiaries or their assets to other existing or newly formed subsidiaries, or the movement of such subsidiaries to new jurisdictions.

For information on principal capital expenditures and divestitures currently in progress or to which we have committed, see “Item 5. Operating and Financial Review—G. Liquidity and Capital Resources—Capital Expenditures.”

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW

The following is a review of our financial condition and results of operations as of 31 December 2009 and 2008, and for the three years ended 31 December 2009, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations. You should read the following discussion and analysis in conjunction with our audited consolidated financial statements and the accompanying notes included elsewhere in this Form 20-F.

Some of the information contained in this discussion, including information with respect to our plans and strategies for our business and our expected sources of financing, contain forward-looking statements that involve risk and uncertainties. You should read “Forward-Looking Statements” for a discussion of the risks related to those statements. You should also read “Item 3. Key Information—D. Risk Factors” for a discussion of certain factors that may affect our business, financial condition and results of operations.

We have prepared our audited consolidated financial statements as of 31 December 2009 and 2008, and for the three years ended 31 December 2009 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). The financial information and related discussion and analysis contained in this item are presented in U.S. dollars except as otherwise specified. Unless otherwise specified the financial information analysis in this Form 20-F is based on our actual audited consolidated financial statements as of 31 December 2009 and 2008, and for the three years ended 31 December 2009.

See “Presentation of Financial and Other Data” for further information on our presentation of financial information.

A. KEY FACTORS AFFECTING RESULTS OF OPERATIONS

We consider acquisitions, divestitures and other structural changes, economic conditions and pricing, consumer preferences, our product mix, raw material and transport prices, the effect of our distribution arrangements, excise taxes, the effect of governmental regulations, foreign currency effects and weather and seasonality to be the key factors influencing the results of our operations. The following section discusses these key factors.

Acquisitions, Divestitures and Other Structural Changes

We regularly engage in acquisitions, divestitures and investments. We also engage in start up or termination of activities and may transfer activities between business zones. Such events have had and are expected to continue to have a significant effect on our results of operations and the comparability of period-to-period results. Significant acquisitions, divestitures, investments and transfers of activities between business zones in the years ended 31 December 2009, 2008 and 2007 are described below.

Events in the year ended 31 December 2009 that have scope effects on our results include:

•	In February 2009 we concluded the sale of our integrated distribution network, CafeIn, in France.

•

On 13 March 2009, we completed the sale of InBev USA, the exclusive importer of Labatt branded beer in the United States, to an affiliate of KPS Capital Partners, LP to satisfy requirements imposed by the U.S. Department of Justice in connection with its clearance of our acquisition of Anheuser-Busch.

•	In March 2009, we purchased a Pepsi bottler in Bolivia and in April 2009 we acquired Budweiser distribution rights in Paraguay.

•

On 30 April 2009, we completed the sale of 19.9% of our 27% stake in Tsingtao Brewery Company Limited to Asahi Breweries, Ltd for USD 667 million. On 5 June 2009, our remaining 7% stake in Tsingtao was sold to a private investor for USD 235 million.

•

On 24 July 2009, we completed the sale of Oriental Brewery to an affiliate of Kohlberg Kravis Roberts & Co. L.P. for USD 1.8 billion, which resulted in USD 1.5 billion of cash proceeds and receipt of a USD 0.3 billion note receivable at closing. On 12 March 2010, the note receivable was sold for USD 0.3 billion in cash.

•

On 29 September 2009, we completed the sale of our Tennent’s Lager brand and associated trading assets in Scotland, Northern Ireland and the Republic of Ireland (part of InBev UK Limited) to C&C Group plc for a total enterprise value of GBP 180 million. As part of the agreement, we appointed C&C Group as distributor of certain of our brands in Scotland, Northern Ireland and the Republic of Ireland, and C&C Group granted us the right to use the Tennent’s Super and Tennent’s Pilsner brands in certain jurisdictions.

•

On 1 October 2009, we completed the sale of four metal beverage can and lid manufacturing plants from our U.S. metal packaging subsidiary, Metal Container Corporation, to Ball Corporation for an aggregate purchase price of USD 577 million. In connection with this transaction, Ball Corporation has entered into a long-term supply agreement to continue to supply us with metal beverage cans and lids from the divested plants, and has committed, as part of the acquisition agreement, to offer employment to each active employee of the plants.

•

On 1 December 2009, we completed the sale of our indirect wholly owned subsidiary, Busch Entertainment Corporation, to an entity established by Blackstone Capital Partners V L.P., for up to USD 2.7 billion. The purchase price was comprised of a cash payment of USD 2.3 billion and a right to participate in Blackstone Capital Partners’ return on its initial investment, which is capped at USD 400 million.

•

On 2 December 2009, we completed the sale of our Central European operations to CVC Capital Partners for an enterprise value of USD 2.2 billion, of which USD 1.6 billion was cash, USD 448 million was received as an unsecured deferred payment obligation with a six-year maturity and USD 165 million represents the estimated value to minorities. We also received additional rights to a future payment estimated up to USD 800 million contingent on CVC’s return on its initial investments. As a result of the sale, we recorded a capital gain of USD 1.1 billion. Under the terms of the agreement, our operations in Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Hungary, Montenegro, Romania, Serbia and Slovakia were sold. CVC Capital Partners agreed to brew and/or distribute Stella Artois, Beck’s, Löwenbräu, Hoegaarden, Spaten and Leffe in the above countries under license from us. We retain rights to brew and distribute Staropramen in several countries including Ukraine, Russia, the United States, Germany and the United Kingdom. In addition, we have a right of first offer to reacquire the business should CVC Capital Partners decide to sell in the future.

•

In 2009, following the amendment of certain U.S. pensions and post-retirement healthcare benefits as part of the Anheuser-Busch integration, we realized a curtailment gain of USD 240 million, which was USD 178 million higher than similar items reported in 2008.

Events in the year ended 31 December 2008 that had scope effects on our results included:

•	The acquisition of Anheuser-Busch in November 2008, which was a transformational transaction that significantly affects our operational scale, financial condition and results of operations;

•	The sale of the Cintra brands, acquired through the 2007 business combination with Cervejarias Cintra Ind. e Com. Ltda., in May 2008; and

•	The sale of four wholesalers in Western Europe.

Events in the year ended 31 December 2007 that had scope effects on our results included:

•	The sale of the United Dutch Breweries BV business in the Netherlands;

•	The acquisition of Lakeport Brewing Income Fund (“Lakeport”) in Canada and Cervejarias Cintra Ind. e Com. Ltda. in Brazil;

•

The import license entered into with Anheuser-Busch, Inc., pursuant to which Anheuser-Busch, Inc. imported our European brands into the U.S. market, effective as of 1 February 2007; as a result of the entering into this agreement, our European brands business in the United States shifted from the North America business zone to the Global Holding & Export business zone until the closing of the Anheuser-Busch acquisition, when this business was shifted back to the North America business zone; and

•	The sale of certain Dutch and Belgian real estate to Cofinimmo S.A.

In addition to the acquisitions and divestitures described above, we may acquire, purchase or dispose of further assets or businesses in our normal course of operations. Accordingly, the financial information presented in this Form 20-F may not reflect the scope of our business as it will be conducted in the future.

Economic Conditions and Pricing

General economic conditions in the geographic regions in which we sell our products, such as the level of disposable income, the level of inflation, the rate of economic growth, the rate of unemployment, exchange rates and currency devaluation or revaluation, influence consumer confidence and consumer purchasing power. These factors, in turn, influence the demand for our products in terms of total volumes sold and the price that can be charged. This is particularly true for emerging countries in our Latin America North, Latin America South, Central & Eastern Europe and Asia Pacific business zones, which tend to have lower disposable income per capita and may be subject to greater economic volatility than our principal markets in North America and Western Europe. The level of inflation has been particularly significant in our Latin America North, Latin America South and Central & Eastern Europe business zones. For instance, Brazil has periodically experienced extremely high rates of inflation. The annual rates of inflation, as measured by the National Consumer Price Index (Indice Nacional de Preços ao Consumidor), have in the past reached a hyper-inflationary peak of 2,489.1% in 1993. Brazilian inflation, as measured by the same index, was 4.1% in 2009. Similarly, Russia and Argentina have experienced periods of hyper-inflation. Due to the decontrol of prices in 1992, retail prices in Russia increased by 2,520% in that year, as measured by the Russian Federal State Statistics Institute. Argentine inflation in 1983 was 4,923.6% according to the Instituto Nacional de Estadística y Censos. As measured by these institutes, in 2009, Russian inflation was 8.8% and Argentine inflation was 7.7%. Consequently, a central element of our strategy for achieving sustained profitable volume growth is our ability to anticipate changes in local economic conditions and their impact on consumer demand in order to achieve the optimal combination of pricing and sales volume.

In addition to affecting demand for our products, the general economic conditions described above may cause consumer preferences to shift between on-trade consumption channels, such as restaurants and cafés, bars, sports and leisure venues and hotels, and off-trade consumption channels, such as traditional grocery stores, supermarkets, hypermarkets and discount stores. Products sold in off-trade consumption channels typically generate higher volumes and lower margins per retail outlet than those sold in on-trade consumption channels, although on-trade consumption channels typically require higher levels of investment. The relative profitability of on-trade and off-trade consumption channels varies depending on various factors, including costs of invested capital and the distribution arrangements in the different countries in which we operate. A shift in consumer preferences towards lower margin products may adversely affect our price realization and profit margins.

Consumer Preferences

We are a consumer products company, and our results of operations largely depend on our ability to respond effectively to shifting consumer preferences. Consumer preferences may shift due to a variety of factors, including changes in demographics, changes in social trends, such as consumer health concerns, product attributes and ingredients, changes in travel, vacation or leisure activity patterns, weather or negative publicity resulting from regulatory action or litigation.

Product Mix

The results of our operations are substantially affected by our ability to build on our strong family of brands by relaunching or reinvigorating existing brands in current markets, launching existing brands in new markets and introducing brand extensions and packaging alternatives for our existing brands, as well as our ability to both acquire and develop innovative local products to respond to changing consumer preferences. Strong, well-recognized brands that attract and retain consumers, for which consumers are willing to pay a premium, are critical to our efforts to maintain and increase market share and benefit from high margins. See “Item 4. Information on the Company—C. Principal Activities and Products—Beer” for further information regarding our brands.

Raw Material and Transport Prices

We have significant exposure to fluctuations in the prices of raw materials, packaging materials, energy and transport services, each of which may significantly impact our cost of sales or distribution expenses. Increased costs or distribution expenses will reduce our profit margins if we are unable to recover these additional costs from our customers through higher prices (see “—Economic Conditions and Pricing”).

The main raw materials used in our beer production are malted barley, corn grits, corn syrup, rice, hops and water, while those used in our non-beer production are flavored concentrate, fruit concentrate, sugar, sweeteners and water. In addition to these inputs into our products, delivery of our products to consumers requires extensive use of packaging materials, such as glass or PET bottles, aluminum or steel cans, labels and bottle caps.

The price and supply of the raw and packaging materials that we use in our operations are determined by, among other factors, the level of crop production (both in the countries in which we are active and elsewhere in the world), weather conditions, export demand and governmental regulations and legislation affecting agriculture and trade. Many of the commodities used in our operations experienced price declines from the peaks in 2008 as a result of the global economic downturn. Sugar was an exception to the general trend as worldwide demand continued to outstrip supply. Decreased energy prices helped to further reduce the price of energy-intensive commodities, such as aluminum, PET and glass. We expect that raw material and energy prices will continue to experience price fluctuations. We are also exposed to increases in fuel and other energy prices through our direct and indirect distribution networks and production operations. Increases in the prices of our products affect demand for our products and affect our sales volumes and revenue.

As further discussed under “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments,” we use both fixed price purchasing contracts and commodity derivatives to minimize exposure to commodity price volatility when practicable. Fixed price contracts to purchase raw materials comprise the majority of our purchase commitments. These contracts generally have a term of one to two years although a small number of contracts have a term of over five years. The majority of these contracts obligate us to make a minimum volume of purchases or to purchase fixed quantities. See “Item 4. Information on the Company—G. Brewing Process; Raw Materials and Packaging; Production Facilities; Logistics —Raw Materials and Packaging” for further details regarding our arrangements for sourcing of raw and packaging materials.

Distribution Arrangements

We depend on effective distribution networks to deliver our products to our customers. Generally, we distribute our products through (i) direct distribution networks, in which we deliver to points of sale directly, and (ii) indirect distribution networks, in which delivery to points of sale occurs through wholesalers and independent distributors. Indirect distribution networks may be exclusive or non-exclusive and may, in certain business zones, involve use of third-party distribution while we retain the sales function through an agency framework. We use different distribution networks in the markets in which we operate, as appropriate, based on the structure of the local retail sectors, local geographic considerations, scale considerations, regulatory requirements, market share and the expected added-value and capital returns.

Although specific results may vary depending on the relevant distribution arrangement and market, in general, the use of direct distribution networks or indirect distribution networks will have the following effects on our results of operations:

•

Revenue. Revenue per hectoliter derived from sales through direct distribution tends to be higher than revenue derived from sales through third parties. In general, under direct distribution, we receive a higher price for our products since we are selling directly to points of sale, capturing the margin that would otherwise be retained by intermediaries;

•

Transportation costs. In our direct distribution networks, we sell our products to the point of sale and incur additional freight costs in transporting those products between our plant and such points of sale. Such costs are included in our distribution expenses under IFRS. In most of our direct distribution networks, we use third-party transporters and incur costs through payments to these transporters, which are included in our distribution expenses under IFRS. In indirect distribution networks, our distribution expenses are generally limited to expenses incurred in delivering our products to relevant wholesalers or independent distributors in those circumstances in which we make deliveries; and

•

Sales expenses. Under fully indirect distribution systems, the salesperson is generally an employee of the distributor, while under our direct distribution networks and indirect agency networks, the salesperson is generally our employee. To the extent that we deliver our products to points of sale through direct or indirect agency distribution networks, we will incur additional sales expenses from the hiring of additional employees (which may offset to a certain extent increased revenue gained as a result of direct distribution).

In addition, in certain countries, we enter into exclusive importer arrangements and depend on our counterparties to these arrangements to market and distribute our products to points of sale. To the extent that we rely on counterparties to distribution agreements to distribute our products in particular countries or regions, the results of our operations in those countries and regions will, in turn, be substantially dependent on our counterparties’ own distribution networks operating effectively.

Excise Taxes

Taxation on our beer and non-beer products in the countries in which we operate is comprised of different taxes specific to each jurisdiction, such as excise and other indirect taxes. In many jurisdictions, such excise and other indirect taxes make up a large proportion of the cost of beer charged to customers. Increases in excise and other indirect taxes applicable to our products either on an absolute basis or relative to the levels applicable to other beverages tend to adversely affect our revenue or margins, both by reducing overall consumption and by encouraging consumers to switch to lower-taxed categories of beverages. These increases also adversely affect the affordability of our products and our ability to raise prices. For example, see the discussion of taxes in the United States, Brazil, Russia and the Ukraine in “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—The beer and beverage industry may be subject to changes in taxation.”

Governmental Regulations

Governmental restrictions on beer consumption in the markets in which we operate vary from one country to another, and in some instances, within countries. The most relevant restrictions are:

•	Legal drinking ages;

•

Global and national alcohol policy reviews and the implementation of policies aimed at preventing the harmful effects of alcohol misuse (including, among others, relating to underage drinking, drinking and driving and excessive drinking);

•

Restrictions on sales of alcohol generally or beer specifically, including restrictions on distribution networks, restrictions on certain retail venues, requirements that retail stores hold special licenses for the sale of alcohol and restrictions on times or days of sale;

•

Advertising restrictions, which affect, among other things, the media channels employed, the content of advertising campaigns for our products and the times and places where our products can be advertised;

•	Restrictions imposed by antitrust or competition laws;

•	Deposit laws (including for bottles, crates and kegs);

•

Heightened environmental regulations and standards, including regulations addressing emissions of gas and liquid effluents and the disposal of one-way packaging, compliance with which imposes costs; and

•	Litigation associated with any of the above.

Please refer to “Item 4. Information on the Company—L. Regulations Affecting Business” for a fuller description of the key laws and regulations to which our operations are subject.

Foreign Currency

Our financial statements presentation and reporting currency is the U.S. dollar. A number of our operating companies have functional currencies (that is, in most cases, the local currency of the respective operating company) other than our reporting currency. Consequently, foreign currency exchange rates have a significant impact on our consolidated financial statements. In particular:

•

Changes in the value of our operating companies’ functional currencies against other currencies in which their costs and expenses are priced may affect those operating companies’ cost of sales and operating expenses, and thus negatively impact their operating margins in functional currency terms. For instance, in 2009 as a result of market volatility, the 2009 average rate of the Argentinean peso depreciated 19.6% against the U.S. dollar compared to the average rate of 2008. This resulted in an increase in our Argentinean subsidiary’s expenses and operating costs due to a portion of its debt and cost of goods sold being denominated in or linked to the U.S. dollar. Foreign currency transactions are accounted for at exchange rates prevailing at the date of the transactions, while monetary assets and liabilities denominated in foreign currencies are translated at the balance sheet date. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities in currencies other than an operating company’s functional currency are recognized in the income statement. Historically, we have been able to raise prices and implement cost saving initiatives to partly offset cost and expense increases due to exchange rate volatility. We also have hedge policies designed to manage commodity price and foreign currency risks to protect our exposure to currencies other than our operating companies’ respective functional currencies. Please refer to “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market Risk, Hedging and Financial Instruments” for further detail on our approach to hedging commodity price and foreign currency risk.

•

Any change in the exchange rates between our operating companies’ functional currencies and our reporting currency affects our consolidated income statement and consolidated statement of financial position when the results of those operating companies are translated into the reporting currency for reporting purposes. Assets and liabilities of foreign operations are translated to the reporting currency at foreign exchange rates prevailing at the balance sheet date. Income statements of foreign operations are translated to the reporting currency at exchange rates for the year approximating the foreign exchange rates prevailing at the dates of transactions. The components of shareholders’ equity are translated at historical rates. Exchange differences arising from the translation of shareholders’ equity to the reporting currency at year-end are taken to equity (that is, in a translation reserve). Decreases in the value of our operating companies’ functional currencies against the reporting currency tend to reduce their contribution to, among other things, our consolidated revenue and profit.

For further details of the currencies in which our revenue is realized and the effect of foreign currency fluctuations on our results of operations see “—F. Impact of Changes in Foreign Exchange Rates” below.

Weather and Seasonality

Weather conditions directly affect consumption of our products. High temperatures and prolonged periods of warm weather favor increased consumption of our products, while unseasonably cool or wet weather, especially during the spring and summer months, adversely affects our sales volumes and, consequently, our revenue. Accordingly, product sales in all of our business zones are generally higher during the warmer months of the year (which also tend to be periods of increased tourist activity) as well as during major holiday periods.

Consequently, for most countries in the Latin America North and Latin America South business zones (particularly Argentina and most of Brazil), volumes are usually stronger in the fourth quarter due to year-end festivities and the summer season in the Southern Hemisphere, while for countries in North America, Western Europe, Central & Eastern Europe and Asia Pacific business zones, volumes tend to be stronger during the spring and summer seasons in the second and third quarters of each year.

Based on 2009 information, for example, we realized 56% of our total 2009 volume in Western Europe in the second and third quarters, compared to 44% in the first and fourth quarters of the year, whereas in Latin America South, we realized 42% of our sales volume in second and third quarters, compared to 58% in the first and fourth quarters.

Although such sales volume figures are the result of a range of factors in addition to weather and seasonality, they are nevertheless broadly illustrative of the historical trend described above. Since Anheuser-Busch has substantial operations in the United States, the effects of weather conditions and seasonality in the Northern Hemisphere on our results of operations have increased following the Anheuser-Busch acquisition in November 2008. The peak selling periods in the United States are the second and third quarters.

B. SIGNIFICANT ACCOUNTING POLICIES

The U.S. Securities and Exchange Commission (the “SEC”) has defined a critical accounting policy as a policy for which there is a choice among alternatives available, and for which choosing a legitimate alternative would yield materially different results. We believe that the following are our critical accounting policies. We consider an accounting policy to be critical if it is important to our financial condition and results of operations and requires significant or complex judgments and estimates on the part of our management. For a summary of all of our significant accounting policies, see note 3 to our audited consolidated financial statements as of 31 December 2009 and 2008, and for the three years ended 31 December 2009 included in this Form 20-F.

Although each of our significant accounting policies reflects judgments, assessments or estimates, we believe that the following accounting policies reflect the most critical judgments, estimates and assumptions that are important to our business operations and the understanding of its results: accounting for business combinations and impairment of goodwill and intangible assets; pension and other post-retirement benefits; share-based compensation; contingencies; deferred and current income taxes; and accounting for derivatives. Although we believe that our judgments, assumptions and estimates are appropriate, actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition

Our products are sold for cash or on credit terms. In relation to the sale of beverages and packaging, we recognize revenue when the significant risks and rewards of ownership have been transferred to the buyer, and no significant uncertainties remain regarding recovery of the consideration due, associated costs or the possible return of goods, and there is no continuing management involvement with the goods. Our sales terms do not allow for a right of return.

Our customers can earn certain incentives, which are treated as deductions from revenue. These incentives primarily include volume-based incentive programs, free beer and cash discounts. The aggregate deductions from revenue recorded by the Company in relation to these programs was approximately USD 7.7 billion, USD 6.3 billion and USD 4.8 billion for the years ended 31 December 2009, 2008 and 2007, respectively. In preparing the financial statements, management must make estimates related to the contractual terms, customer performance and sales volume to determine the total amounts recorded as deductions from revenue. Management also considers past results in making such estimates. The actual amounts ultimately paid may be different from our estimates. Such differences are recorded once they have been determined and have historically not been significant.

In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to our customers. The aggregate deductions from revenue recorded by the Company in relation to these taxes was approximately USD 8.4 billion, USD 6.8 billion and USD 6.0 billion for the years ended 31 December 2009, 2008 and 2007, respectively.

Accounting for Business Combinations and Impairment of Goodwill and Intangible Assets

We have made acquisitions that included a significant amount of goodwill and other intangible assets, including the acquisition of Anheuser-Busch.

Our acquisition of Anheuser-Busch was accounted for using the purchase method of accounting under IFRS. The provisional allocation of the purchase price to Anheuser-Busch’s property, plant and equipment, intangible assets, investments in associates, interest bearing loans and borrowings and employee benefits is reflected in our consolidated statement of financial position as of 31 December 2008. In 2009, we completed the provisional purchase price allocation in compliance with IFRS 3. IFRS 3 requires retrospective adjustment of the provisional allocation recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date. The following items summarize the final purchase price allocation with adjustments being retrospectively applied as of 18 November 2008. These adjustments have been appropriately reflected in our adjusted statement of financial position for 2008:

•	The transaction resulted in USD 32.9 billion of goodwill, which was allocated primarily to the U.S. business on the basis of expected synergies.

•

Most of the value of the acquired intangible assets relates to brands with indefinite life. The determination that brands have indefinite life is based on a series of factors, including the brand history, the operating plan and the countries in which the brands are sold. The brands with indefinite life include the Budweiser family (including Bud and Bud Light), the Michelob brand family, the Busch brand family and the Natural brand family; the total fair value of such brands was determined to be USD 21.4 billion.

•

The total fair value of acquired distribution agreements and favorable contracts was determined to be USD 439 million. These are being amortized over the terms of the associated contracts, ranging from three to 18 years.

•

Investments in associates (including Grupo Modelo) were valued by considering the respective share prices and exchange rates prevailing on 18 November 2008. The valuation of our stake in Tsingtao was adjusted to reflect the consideration from the disposal of our 27% interest during 2009.

•	A deferred tax liability of USD 12.3 billion was accrued on most fair value adjustments based on an average tax rate of 38.9%.

For additional information on the purchase price allocation, see note 6 to our audited consolidated financial statements as of 31 December 2009 and 2008, and for the three years ended 31 December 2009.

We exercise significant judgment in the process of identifying tangible and intangible assets and liabilities, valuing such assets and liabilities and in determining their remaining useful lives. We generally engage third-party valuation firms to assist in valuing the acquired assets and liabilities. The valuation of these assets and liabilities is based on the assumptions and criteria which include, in some cases, estimates of future cash flows discounted at the appropriate rates. The use of different assumptions used for valuation purposes including estimates of future cash flows or discount rates may have resulted in different estimates of value of assets acquired and liabilities assumed. Although we believe that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts and the difference could be material.

We test our goodwill and other long-lived assets for impairment annually or whenever events and circumstances indicate that the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those items. Our cash flow estimates are based on historical results adjusted to reflect our best estimate of future market and operating conditions. Our estimates of fair values used to determine the resulting impairment loss, if any, represent our best estimate based on forecasted cash flows, industry trends and reference to market rates and transactions. Impairments can also occur when we decide to dispose of assets.

The key judgments, estimates and assumptions used in the fair-value-less-cost-to-sell calculations are as follows:

•	The first year of the model is based on management’s best estimate of the free cash flow outlook for the current year;

•

In the second to fourth years of the model, free cash flows are based on our strategic plan as approved by key management. Our strategic plan is prepared per country and is based on external sources in respect of macroeconomic assumptions, industry, inflation and foreign exchange rates, past experience and identified initiatives in terms of market share, revenue, variable and fixed cost, capital expenditure and working capital assumptions;

•

For the subsequent six years of the model, data from the strategic plan is extrapolated using simplified assumptions such as constant volumes and variable cost per hectoliter and fixed cost linked to inflation, as obtained from external sources;

•	Cash flows after the first ten-year period are extrapolated using expected annual long-term consumer price indices, based on external sources, in order to calculate the terminal value;

•

Projections are made in the functional currency of the business unit and discounted at the unit’s weighted average cost of capital. The latter ranged primarily between 6.0% and 21.2% in U.S. dollar nominal terms for goodwill impairment testing conducted for 2009; and

•	Cost to sell is assumed to reach 2% of the entity value based on historical precedents.

The above calculations are corroborated by valuation multiples, quoted share prices for publicly-traded subsidiaries or other available fair value indicators.

Impairment testing of intangible assets with an indefinite useful life is primarily based on a fair value approach applying multiples that reflect current market transactions to indicators that drive the profitability of the asset or the royalty stream that could be obtained from licensing the intangible asset to another party in an arm’s length transaction.

For additional information on goodwill, intangible assets, tangible assets and impairments, see notes 13, 14, and 15 to our audited consolidated financial statements as of 31 December 2009 and 2008, and for the three years ended 31 December 2009.

Pension and Other Post-Retirement Benefits

We sponsor various post-employment benefit plans worldwide. These include pension plans, both defined contribution plans, and defined benefit plans, and other post-employment benefits. Usually, pension plans are funded by payments made both by us and our employees, taking into account the recommendations of independent actuaries. We maintain funded and unfunded plans.

Defined contribution plans

Contributions to these plans are recognized as expenses in the period in which they are incurred.

Defined benefit plans

For defined benefit plans, liabilities and expenses are assessed separately for each plan using the projected unit credit method. The projected unit credit method takes into account each period of service as giving rise to an additional unit of benefit to measure each unit separately. Under this method, the cost of providing pensions is charged to the income statement during the period of service of the employee. The amounts charged to the income statement consist of current service cost, interest cost, the expected return of any plan assets, past service costs and the effect of any settlements and curtailments.

The net defined benefit plan liability recognized in the statement of financial position is measured as the current value of the estimated future cash outflows using a discount rate equivalent to the bond rates with maturity terms similar to those of the obligation, less any past service cost not yet recognized and the fair value of any plan assets. Past service costs result from the introduction of a new plan or changes to an existing plan. They are recognized in the income statement over the period the benefit vests. Where the calculated amount of a defined benefit plan liability is negative (an asset), we recognize such asset to the extent of any unrecognized past service costs plus any economic benefits available to us either from refunds or reductions in future contributions.

Assumptions used to value defined benefit liabilities are based on actual historical experience, plan demographics, external data regarding compensation and economic trends. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension obligation and our future expense. Actuarial gains and losses consist of the effects of differences between the previous actuarial assumptions and what has actually occurred and the effects of changes in actuarial assumptions. Actuarial gains and losses are fully recognized in equity. For further information on how changes in these assumptions could change the amounts recognized see the sensitivity analysis within note 25 to our audited consolidated financial statements as of 31 December 2009 and 2008, and for the three years ended 31 December 2009.

A portion of our plan assets is invested in equity securities. The equity markets have experienced volatility, which has affected the value of our pension plan assets. This volatility may make it difficult to estimate the long-term rate of return on plan assets. Actual asset returns that differ from our assumptions are fully recognized in equity.

Other post-employment obligations

We and our subsidiaries provide health care benefits and other benefits to certain retirees. The expected costs of these benefits are recognized over the period of employment, using an accounting methodology similar to that for defined benefit plans.

Share-Based Compensation

We have various types of equity settled share-based compensation schemes for employees. Employee services received, and the corresponding increase in equity, are measured by reference to the fair value of the equity instruments as at the date of grant. Fair value of stock options is estimated by using the binomial Hull model on the date of grant based on certain assumptions. Those assumptions are described in note 26 to our audited consolidated financial statements as of 31 December 2009 and 2008, and for the three years ended 31 December 2009 included in this Form 20-F and include, among others, the dividend yield, expected volatility and expected life of the stock options. The binomial Hull model assumes that all employees would immediately exercise their options if our share price were 2.5 times above the option exercise price. As a consequence, no single expected option life applies, whereas the assumption of the expected volatility has been set by reference to the implied volatility of our shares in the open market and in light of historical patterns of volatility. In the determination of the expected volatility, we excluded the volatility measured during the period 15 July 2008 to 30 April 2009 given the extreme market conditions experienced during that period.

Contingencies

The preparation of our financial statements requires management to make estimates and assumptions regarding contingencies which affect the valuation of assets and liabilities at the date of the financial statements and the revenue and expenses during the reported period.

We disclose material contingent liabilities unless the possibility of any loss arising is considered remote, and material contingent assets where the inflow of economic benefits is probable. We discuss our material contingencies in note 32 to our audited consolidated financial statements as of 31 December 2009 and 2008, and for the three years ended 31 December 2009.

Under IFRS, we record a provision for a loss contingency when it is probable that a future event will confirm that a liability has been incurred at the date of the financial statements, and the amount of the loss can be reasonably estimated. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur and typically those events will occur over a number of years in the future. The accruals are adjusted as further information becomes available.

As discussed in “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings,” and in note 32 to our audited consolidated financial statements as of 31 December 2009 and 2008, and for the three years ended 31 December 2009, legal proceedings covering a wide range of matters are pending or threatened in various jurisdictions against us. We record provisions for pending litigation when we determine that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertain nature of litigation, the ultimate outcome or actual cost of settlement may materially vary from estimates.

Deferred and Current Income Taxes

We recognize deferred tax effects of tax loss carry-forwards and temporary differences between the financial statement carrying amounts and the tax basis of our assets and liabilities. We estimate our income taxes based on regulations in the various jurisdictions where we conduct business. This requires us to estimate our actual current tax exposure and to assess temporary differences that result from different treatment of certain items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which we record on our consolidated balance sheet. We regularly review the deferred tax assets for recoverability and will only recognize these if we believe that it is probable that there will be sufficient taxable profit against any temporary differences that can be utilized, based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date. We reduce the carrying amount of a deferred tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available. If the final outcome of these matters differs from the amounts initially recorded, differences may positively or negatively impact the income tax and deferred tax provisions in the period in which such determination is made.

Accounting for Derivatives

We enter into exchange contracts, exchange-traded foreign currency futures, interest rate swaps, cross-currency interest rate swaps, forward rate agreements, exchange-traded interest rate futures, aluminum swaps and forwards, exchange-traded sugar futures and exchange-traded wheat futures. Our policy prohibits the use of derivatives in the context of speculative trading.

Derivative financial instruments are recognized initially at fair value. Fair value is the amount for which the asset could be exchanged or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

Subsequent to initial recognition, derivative financial instruments are remeasured to fair value at balance sheet date. For derivative financial instruments that qualify for hedge accounting, we apply the following policy: for fair value hedges, changes in fair value are recorded in the income statement and for cash flow and net investment hedges, changes in fair value are recognized in the statement of comprehensive income and/or in the income statement for the effective and/or ineffective portion of the hedge relationship, respectively.

The estimated fair value amounts have been determined by us using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value. The fair values of financial instruments that are not traded in an active market (for example, unlisted equities, currency options, embedded derivatives and over-the-counter derivatives) are determined using valuation techniques. We use judgment to select an appropriate valuation methodology and underlying assumptions based principally on existing market conditions. Changes in these assumptions may cause the company to recognize impairments or losses in future periods.

Although our intention is to maintain these instruments through maturity, they may be realized at our discretion. Should these instruments be settled only on their respective maturity dates, any effect between the market value and estimated yield curve of the instruments would be eliminated.

C. BUSINESS ZONES

Both from an accounting and managerial perspective, we are organized along seven business units or zones: North America, Latin America North (which includes Brazil, the Dominican Republic, Guatemala, Ecuador, Venezuela and Peru), Latin America South (which includes Bolivia, Paraguay, Uruguay, Argentina and Chile), Western Europe, Central & Eastern Europe, Asia Pacific and Global Export & Holding Companies. Prior to 2007, Latin America North and Latin America South together constituted one business zone—Latin America. Following the Anheuser-Busch acquisition in November 2008, the Anheuser-Busch businesses have been reported according to their geographical presence in the following segments: for 2009 the U.S. beer business and Grupo Modelo were reported in North America; the U.K. business was reported in Western Europe; the Harbin, Budweiser China and Tsingtao businesses were reported in Asia Pacific; and the Export, Entertainment and Packaging businesses were reported in Global Export & Holding Companies.

The financial performance of each business zone, including the business zone’s sales volume and revenue, is measured based on our product sales within the countries that comprise that business zone rather than based on products manufactured within that business zone but sold elsewhere. The Global Export & Holding Companies business zone includes our headquarters and the countries in which our products are sold only on an export basis and in which we do not otherwise have any operations or production activities. From 2007 to November 2008, the Global Export & Holding Companies business zone also encompassed the distribution platform established under the Import Agreement we entered into with Anheuser-Busch, Inc. for the import of our European brands into the United States. As a result, our North America zone during that period was comprised mainly of sales within Canada and the export of our Canadian brands into the U.S. market. Since the Anheuser-Busch acquisition in November 2008, the transactions under the Import Agreement are considered intra-company transactions and imports of our European brands into the United States are reported under the North America zone, which also encompasses Anheuser-Busch’s U.S. beer business and Grupo Modelo, in addition to the pre-existing Canadian business. From November 2008, as a result of the Anheuser-Busch acquisition, the Global Export & Holding Companies business zone also included the Export, Entertainment and Packaging businesses of Anheuser-Busch. On 1 October 2009 and 1 December 2009, we completed the sale of four metal beverage can and lid manufacturing plants and our U.S. entertainment business, respectively.

In 2009, North America accounted for 33.0% of our consolidated volumes, Latin America North for 26.9%, Central & Eastern Europe for 9.8%, Asia Pacific for 12.8%, Western Europe for 8.2%, Latin America South for 8.2% and Global Export & Holding Companies for 1.2%. A substantial portion of our operations is carried out through our two largest subsidiaries, Anheuser-Busch (wholly owned) and AmBev (61.87% owned as of 31 December 2009) and their respective subsidiaries.

Throughout the world, we are primarily active in the beer business. However, we also have non-beer activities (primarily consisting of soft drinks) within certain countries in our Latin America business zones, in particular, Brazil, the Dominican Republic, Peru, Bolivia, Uruguay and Argentina. Both the beer and non-beer volumes comprise sales of brands that we own or license, third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network.

D. EQUITY INVESTMENTS

We own a 35.12% direct interest in Grupo Modelo, Mexico’s largest brewer and producer of the Corona brand, and a 23.25% direct interest in Grupo Modelo’s operating subsidiary Diblo, S.A. de C.V. (“Modelo”). Our direct investments in Grupo Modelo and Diblo, S.A. de C.V. give us an effective (direct and indirect) 50.20% equity interest in Modelo. We hold nine of 19 positions on Grupo Modelo’s board of directors (with a controlling shareholders trust holding the other 10 positions) and also have membership on the Audit Committee. However, we do not have voting or other effective control of either Diblo or Grupo Modelo and consequently account for our investments using the equity method.

Beginning in 2003, Anheuser-Busch participated in a strategic alliance with Tsingtao, one of the largest brewers in China and producer of the Tsingtao brand. Through the Anheuser-Busch acquisition, we acquired Anheuser-Busch’s 27% economic ownership interest, and 20% voting interest, in Tsingtao. Local government authorities held the proxy voting rights for the 7% difference between our voting and economic stakes. Following the Anheuser-Busch acquisition, we announced that we had entered into an agreement with Asahi Breweries, Ltd., whereby Asahi acquired 19.9% of Tsingtao for USD 667 million. The sale closed on 30 April 2009 and the proceeds from the sale were used to repay part of the Facility B under the 2008 Senior Facilities Agreement incurred as a result of the Anheuser-Busch acquisition. On 8 May 2009, we announced that we had entered into an agreement with a private investor, Mr. Chen Fashu, to sell our remaining 7% stake in Tsingtao for USD 235 million. The sale was completed on 5 June 2009.

See note 16 to our audited consolidated financial statements as of 31 December 2009 and 2008, and for the three years ended 31 December 2009 for further details on these equity investments.

E. RESULTS OF OPERATIONS

Year Ended 31 December 2009 Compared to Year Ended 31 December 2008

Volumes

Our reported volumes include both beer and non-beer (primarily carbonated soft drinks) volumes. In addition, volumes include not only brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network, particularly in Western Europe. Volumes sold by the Global Export & Holding Companies businesses are shown separately. Our pro rata share of volumes in Grupo Modelo and Tsingtao are not included in the reported volumes.

The table below summarizes the volume evolution by zone.

	Year ended 31 December 2009	Year ended 31 December 2008	Change
	(thousand hectoliters)		(%)(1)
North America	134,644	26,605
Latin America North	109,794	101,519	8.2
Latin America South	33,319	33,698	(1.1)
Western Europe	33,306	33,753	(1.3)
Central & Eastern Europe	40,178	46,142	(12.9)
Asia Pacific	52,486	38,337	36.9
Global Export & Holding Companies	4,875	4,666	4.5

Total	408,603	284,720	43.5

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item. The percentage change in North America is not meaningful due to the impact of the Anheuser-Busch acquisition.

Our consolidated volumes for the year ended 31 December 2009 increased by 123.9 million hectoliters, or 43.5%, to 408.6 million hectoliters compared to our consolidated volumes for the year ended 31 December 2008.

•

For 2009, the acquisition of Anheuser-Busch contributed 148.6 million hectoliters to our consolidated volumes compared to 15.8 million hectoliters in 2008 given that Anheuser-Busch became part of our consolidated company on 18 November 2008. The acquisition primarily affected our North American volumes and, to a lesser degree, our Asia Pacific, Western Europe and Global Export and Holding Companies volumes.

•

Acquisitions of a Pepsi bottler in Bolivia and the disposals of CafeIn in France; Oriental Brewery; the Tennent’s Lager brand and associated trading assets and our Central European operations decreased our volumes by 5.7 million hectoliters (net) in 2009. For further details of these acquisitions and dispositions, see “Item 5. Operating and Financial Review—Key Factors Affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes.”

Excluding volume changes attributable to the acquisition and disposals described above, our consolidated volumes would have decreased by 0.8% and our own beer volumes would have decreased by 1.5% in the year ended 31 December 2009 compared to our volumes for the year ended 31 December 2008. The decrease in volumes reflects the softer industry volume in most of our zones, with the exception of Latin America North.

On the same basis, in the year ended 31 December 2009, our soft drinks volumes grew by 2.8% compared to our volumes for the year ended 31 December 2008.

North America

Our volumes in North America grew by 108.0 million hectoliters for the year ended 31 December 2009 compared to our volumes for the year ended 31 December 2008. This was primarily due to the inclusion of Anheuser-Busch volumes in our results following the Anheuser-Busch acquisition. Excluding volume changes attributable to the Anheuser-Busch acquisition and the other acquisition and disposals described above, our total volumes decreased 762 million hectoliters or 2.8% in 2009 as compared to 2008. Shipment volumes in the United States declined 2.1% in 2009. Domestic U.S. beer sales-to-retailers adjusted for the number of selling days decreased 1.9% in 2009, in line with industry weakness, with a weaker year-end performance partially offsetting a stronger first half. On the same basis, in Canada, our beer volumes fell 1.1% in 2009 resulting from a combination of a industry weakness and market share loss, mainly in the last two quarters. The remaining decline can be attributable to overall industry weakness.

Latin America North

Our volumes in the Latin America North zone grew by 8.3 million hectoliters or 8.2% for the year ended 31 December 2009 compared to the year ended 31 December 2008 arising mainly from our results in Brazil. The successful launch of new packaging such as the 1 liter bottle and the 269 ml can, new product innovation (notably Antartica Sub Zero) and higher consumer disposable income resulting from minimum wage increases in Brazil led to higher market share gains in the zone.

Latin America South

Latin America South volumes for the year ended 31 December 2009 decreased by 1.1% compared to the year ended 31 December 2008. This decrease was offset in part by our acquisition of a Pepsi bottler in Bolivia in the first quarter of 2009. Excluding the effect of this acquisition, our volumes would have declined by 3.8%, primarily due to industry weakness throughout most of the Zone, especially in soft drinks. Despite the challenging environment, we were able to increase beer volumes in Chile and Uruguay by accelerating marketing programs aimed at maximizing the exposure of our brands.

Western Europe

Our volumes for the year ended 31 December 2009 declined by 1.3% compared with our volumes for the year ended 31 December 2008. Excluding the Anheuser-Busch acquisition and the other acquisitions and disposals described above, our volumes declined 2.7% primarily as a result of industry weakness in most Western European markets. For example, Belgium and Germany volumes decreased by 4.2% and 7.0%, respectively. We also experienced a significant decrease in subcontracting volumes as a result of our strategy of focusing on our own beer products.

Central & Eastern Europe

Our 12.9% decline in volumes for the year ended 31 December 2009 as compared to the year ended 31 December 2008 is largely attributable to an overall industry slowdown and the sale of our operations in Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Hungary, Montenegro, Romania, Serbia and Slovakia on 2 December 2009. Our decline in volumes in Russia was partially offset by a strong year-end performance as a result of inventory build-up ahead of the excise tax increase that became effective on 1 January 2010. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—The beer and beverage industry may be subject to changes in taxation.”

Asia Pacific

For the year ended 31 December 2009, our volumes increased by 36.9% compared to the year ended 31 December 2008, which was primarily due to the inclusion of Anheuser-Busch volumes in our results following the Anheuser-Busch acquisition. The increase in our volumes was partially offset by the sale of Oriental Brewery in July 2009. Excluding the effect of the acquisition and the disposal, volume decreased 9.9% primarily due to volume decline in China which reflected softness in volumes outside our Chinese focus brands.

Global Export & Holding Companies

For the year ended 31 December 2009, Global Export & Holding Companies volumes increased by 4.5% compared to the year ended 31 December 2008, largely as a result of the inclusion of Anheuser-Busch’s international volumes in our results following the Anheuser-Busch acquisition.

Revenue

Revenue refers to turnover less excise taxes and discounts. See “—A. Key Factors Affecting Results of Operations—Excise Taxes.”

The following table reflects changes in revenue across our business zones for the year ended 31 December 2009 as compared to our revenue for the year ended 31 December 2008.

	Year ended 31 December 2009	Year ended 31 December 2008	Change
	(USD million)		(%)(1)
North America	15,486	3,753
Latin America North	7,649	7,664	(0.2)
Latin America South	1,899	1,855	2.4
Western Europe	4,312	4,754	(9.3)
Central & Eastern Europe	2,492	3,267	(23.7)
Asia Pacific	1,985	1,494	32.9
Global Export & Holding Companies	2,936	720

Total	36,758	23,507	56.4

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item. The percentage change in North America and Global Export & Holding Companies is not meaningful due to the impact of the Anheuser-Busch acquisition.

Our consolidated revenue was USD 36,758 million for the year ended 31 December 2009. This represented growth of 56.4% as compared to our consolidated revenue for the year ended 31 December 2008 of USD 23,507 million.

•	USD 15,563 million of the growth in revenue during the year ended 31 December 2009 was attributable to the Anheuser-Busch acquisition.

•

Acquisitions of Budweiser distribution rights in Paraguay and a Pepsi bottler in Bolivia, offset by the dispositions of: InBev USA; CafeIn in France; Oriental Brewery; the Tennent’s Lager brand and associated trading assets; four metal beverage can and lid manufacturing plants in the United States; Busch Entertainment Corporation, and our Central European operations resulted in a USD 588 million net decrease in revenue for the year ended 31 December 2009 compared to the year ended 31 December 2008. For further details of these acquisitions and dispositions, see “Item 5. Operating and Financial Review—Key Factors Affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes.”

•	Our consolidated revenue for the year ended 31 December 2009 also reflects a negative currency translation impact of USD 2,680 million.

Our revenue for the year ended 31 December 2009 was partly impacted by the developments in volume discussed above. Our revenue per hectoliter on a consolidated basis (which excluded revenue from our entertainment and packaging activities) increased as a result of the business acquisitions and disposals described above (in part because the revenue per hectoliter of Anheuser-Busch was higher than the average revenue per hectoliter of the AB InBev Group as a whole). However, this increase was generally offset by negative currency translation effects.

On 1 October 2009 and 1 December 2009, we completed the sale of four metal beverage can and lid manufacturing plants and our U.S. entertainment business, respectively. The U.S. packaging business and our U.S. entertainment business contributed USD 1,393 million and USD 1,194 million, respectively to our revenue for the year ended 31 December 2009. See “Item 5. Operating and Financial Review—Key Factors Affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes.”

Excluding the effects of the business acquisitions and disposals and the currency translation effects described above, the main business zones contributing to revenue growth were Latin America North and Latin America South. In Latin America North, revenue growth of 12.7% was attributable to higher volumes as improved economic conditions and new innovative product launches fueled share growth. In Latin America South, revenue growth of 15.4% was primarily attributable to revenue management initiatives.

Also, excluding the effects of the business acquisitions and disposals and the currency translation effects described above, our revenue increased by 4.2% for the year ended 31 December 2009 as compared to the year ended 31 December 2008. This change in revenue included a decrease of 0.8% as a result of lower overall volumes, which was offset by a 4.5% increase attributable to higher revenue per hectoliter, primarily as a result of revenue management initiatives. These revenue management initiatives include selective price increases, particularly in Latin America South and Central and Eastern Europe, and our strategy to improve product mix by focusing on building branded volumes while reducing subcontracted volumes and lower margin beer products, particularly in Western Europe and Central and Eastern Europe. In Brazil, despite the price increases implemented during the summer, revenue per hectoliter was negatively impacted by higher than inflation tax increases (excise and value-added taxes).

Cost of Sales

The following table reflects changes in cost of sales across our business zones for the year ended 31 December 2009 as compared to the year ended 31 December 2008:

	Year ended 31 December 2009	Year ended 31 December 2008	Change
	(USD million)		(%)(1)
North America	(7,525)	(1,586)
Latin America North	(2,487)	(2,634)	5.6
Latin America South	(735)	(782)	6.0
Western Europe	(1,962)	(2,232)	12.1
Central & Eastern Europe	(1,194)	(1,693)	29.5
Asia Pacific	(1,052)	(812)	(29.6)
Global Export & Holding Companies	(2,243)	(597)

Total	(17,198)	(10,336)	(66.4)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item. The percentage change in North America and Global Export & Holding Companies is not meaningful due to the impact of the Anheuser-Busch acquisition.

Our consolidated cost of sales was USD 17,198 million for the year ended 31 December 2009. This represented an increase of 66.4% or USD 6,862 million as compared to our consolidated cost of sales for the year ended 31 December 2008.

•	The Anheuser-Busch acquisition resulted in a USD 8,555 million increase in cost of sales.

•

Acquisitions of Budweiser distribution rights in Paraguay and a Pepsi bottler in Bolivia, offset by the dispositions of: InBev USA; CafeIn in France; Oriental Brewery; the Tennent’s Lager brand and associated trading assets; four metal beverage can and lid manufacturing plants in the United States; Busch Entertainment Corporation, and our Central European operations resulted in a USD 275 million decrease in cost of sales for the year ended 31 December 2009 compared to the year ended 31 December 2008. For further details of these acquisitions and dispositions, see “Item 5. Operating and Financial Review—Key Factors Affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes.”

•

Our consolidated cost of sales for the year ended 31 December 2009 also reflect a positive currency translation impact of USD 1,113 million mainly in Latin America North, Latin America South, Western Europe and Central and Eastern Europe.

Our cost of sales per hectoliter on a consolidated basis (which excludes cost of sales from our entertainment and packaging activities) increased for the year ended 31 December 2009 as compared to the year ended 31 December 2008. The cost of sales per hectoliter increased as a result of the business acquisitions and disposals described above, in part because the cost of sales per hectoliter of Anheuser-Busch was higher than the average cost of sales for the AB InBev Group as a whole. However, this increase was offset in part by positive currency translation effects.

Approximately 25% of our cost of sales consists of fixed costs which are not impacted by our volumes. Fixed costs comprise principally depreciation and amortization, and indirect production costs.

Excluding the effects of the business acquisitions and disposals and the currency translation effects described above, our cost of sales declined by 3.1% as compared to 2008. Of this decline, 0.8% was attributable to lower overall volumes and 1.7% was attributable to a lower cost of sales per hectoliter. The decline in cost of sales was offset in part as a result of volume increases in Latin America North. Our cost of sales per hectoliter decreased as we benefited from lower commodity prices on our non-hedgeable input costs, improved procurement practices and productivity initiatives, mainly the Voyager Plant Optimization Program in the United States. In Latin America South our cost of sales per hectoliter increased as a result of higher personnel related costs, which were partially offset by increased productivity in our plants. In Latin America North and Central and Eastern Europe the cost of sales per hectoliter further benefited from favorable currency hedges on the purchases of raw materials.

Expenses

The discussion below relates to our operating expenses, which equal the sum of our distribution expenses, sales and marketing expenses, administrative expenses and other operating income and expenses (net), for the year ended 31 December 2009 as compared to the year ended 31 December 2008. Our operating expenses do not include exceptional charges, which are reported separately.

Our operating expenses for the year ended 31 December 2009 increased by 28.0% compared to our operating expenses for the year ended 31 December 2008, primarily due to the inclusion of Anheuser-Busch operating expenses in our results following the Anheuser-Busch acquisition.

During 2009, we continued our efforts to shift “non-working money” (that is, expenses that do not directly impact revenue, sales volumes or beer value since they are not directly visible to consumers) into “working money” (that is, expenses directly visible to consumers).

Distribution expenses

The following table reflects changes in distribution expenses across our business zones for the year ended 31 December 2009 as compared to the year ended 31 December 2008:

	Year ended 31 December 2009	Year ended 31 December 2008	Change
	(USD million)		(%)(1)
North America	(792)	(499)	(58.7)
Latin America North	(781)	(916)	14.7
Latin America South	(166)	(145)	(14.5)
Western Europe	(457)	(592)	22.8
Central & Eastern Europe	(241)	(410)	41.2
Asia Pacific	(142)	(99)	(43.4)
Global Export & Holding Companies	(93)	(64)	(45.3)

Total	(2,671)	(2,725)	2.0

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated distribution expenses were USD 2,671 million for the year ended 31 December 2009. This represented a decrease of USD 54 million, or 2.0%, as compared to the year ended 31 December 2008.

•	The Anheuser-Busch acquisition resulted in a USD 505 million increase in distribution expense.

•

Acquisitions of Budweiser distribution rights in Paraguay and a Pepsi bottler in Bolivia, offset by the dispositions of: InBev USA; CafeIn in France; Oriental Brewery; the Tennent’s Lager brand and associated trading assets; four metal beverage can and lid manufacturing plants in the United States; Busch Entertainment Corporation, and our Central European operations resulted in a USD 52 million net decrease in distribution expenses for the year ended 31 December 2009 compared to the year ended 31 December 2008. For further details of these acquisitions and dispositions, see “Item 5. Operating and Financial Review—Key Factors Affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes.”

•	Our consolidated distribution expenses for the year ended 31 December 2009 also reflect a positive currency translation impact of USD 277 million.

Excluding the effects of the business acquisitions and disposals and the currency translation effects described above the decrease in distribution expenses of 8.7% was mainly due to lower tariffs in Central and Eastern Europe, and lower fuel and transportation costs in most Zones other than Latin America South.

Sales and marketing expenses

Marketing expenses include all costs relating to the support and promotion of brands, including operating costs (such as payroll and office costs) of the marketing departments, advertising costs (such as agency costs and media costs), sponsoring and events and surveys and market research. Sales expenses include all costs relating to the selling of products, including operating costs (such as payroll and office costs) of the sales department and sales force.

The following table reflects changes in sales and marketing expenses across our business zones for the year ended 31 December 2009 as compared to the year ended 31 December 2008:

	Year ended 31 December 2009	Year ended 31 December 2008	Change
	(USD million)		(%)(1)
North America	(1,694)	(430)
Latin America North	(1,016)	(837)	(21.4)
Latin America South	(182)	(191)	4.7
Western Europe	(798)	(943)	15.4
Central & Eastern Europe	(485)	(660)	26.5
Asia Pacific	(542)	(333)	(62.8)
Global Export & Holding Companies	(275)	(116)	(137.1)

Total	(4,992)	(3,510)	(42.2)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item. The percentage change in North America is not meaningful due to the impact of the Anheuser-Busch acquisition.

Our consolidated sales and marketing expenses were USD 4,992 million for the year ended 31 December 2009. This represented an increase of USD 1,482 million, or 42.2%, as compared to our sales and marketing expenses for the year ended 31 December 2008.

•	The Anheuser-Busch acquisition resulted in a USD 1,752 million increase in sales and marketing expense.

•

Acquisitions of Budweiser distribution rights in Paraguay and a Pepsi bottler in Bolivia, offset by the dispositions of: InBev USA; CafeIn in France; Oriental Brewery; the Tennent’s Lager brand and associated trading assets; four metal beverage can and lid manufacturing plants in the United States; Busch Entertainment Corporation, and our Central European operations resulted in a USD 93 million net decrease in sales and marketing expenses for the year ended 31 December 2009 compared to the year ended 31 December 2008. For further details of these acquisitions and dispositions, see “Item 5. Operating and Financial Review—Key Factors Affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes.”

•	Our consolidated sales and marketing expenses for the year ended 31 December 2009 also reflect a positive currency translation impact of USD 399 million.

Excluding the effects of the business acquisitions and disposals described above and currency translation, our overall sales and marketing expenses for the year ended 31 December 2009 increased by 6.5% as a result of investments, mainly in the second-half of 2009 linked to product launches. Such increases were offset in part by implementation of synergies in the United States and a corresponding reduction in “non-working money” (that is, expenses that do not directly impact revenue, sales volumes or beer value since they are not directly visible to consumers), as well as media and advertising cost deflation in key markets.

Administrative expenses

The following table reflects changes in administrative expenses across our business zones for the year ended 31 December 2009 as compared to the year ended 31 December 2008:

	Year ended 31 December 2009	Year ended 31 December 2008	Change
	(USD million)		(%)(1)
North America	(636)	(155)
Latin America North	(551)	(418)	(31.8)
Latin America South	(73)	(72)	(1.4)
Western Europe	(389)	(345)	(12.8)
Central & Eastern Europe	(171)	(176)	2.8
Asia Pacific	(142)	(101)	(40.6)
Global Export & Holding Companies	(349)	(211)	(65.4)

Total	(2,310)	(1,478)	(56.3)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item. The percentage change in North America is not meaningful due to the impact of the Anheuser-Busch acquisition.

Our consolidated administrative expenses were USD 2,310 million for the year ended 31 December 2009. This represented an increase of USD 832 million, or 56.3%, as compared to our consolidated administrative expenses for the year ended 31 December 2008.

•	USD 583 million of the increase in administrative expense was attributable to the Anheuser-Busch acquisition.

•

Acquisitions of Budweiser distribution rights in Paraguay and a Pepsi bottler in Bolivia, offset by the dispositions of: InBev USA; CafeIn in France; Oriental Brewery; the Tennent’s Lager brand and associated trading assets; four metal beverage can and lid manufacturing plants in the United States; Busch Entertainment Corporation, and our Central European operations resulted in a USD 19 million net decrease in administrative expenses for the year ended 31 December 2009 compared to the year ended 31 December 2008. For further details of these acquisitions and dispositions, see “Item 5. Operating and Financial Review—Key Factors Affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes.”

•	Our consolidated administrative expenses for the year ended 31 December 2009 also reflect a positive currency translation impact of USD 180 million.

Excluding the effects of the business acquisitions and disposals and the currency translation effects described above, administrative expenses increased by 29.5% as a result of higher variable compensation accruals recorded during the year ended 31 December 2009, as compared to the year ended 31 December 2008, when most Zones recorded unusually low variable compensation accruals based on the performance of the business during the 2008 period. Such increases were partially offset by savings from the implementation of our zero-based budgeting program.

Other operating income/(expense)

The following table reflects changes in other operating income and expenses across our business zones for the year ended 31 December 2009 as compared to the year ended 31 December 2008:

	Year ended 31 December 2009	Year ended 31 December 2008	Change
	(USD million)		(%)(1)
North America	54	(4)
Latin America North	243	208	16.8
Latin America South	(12)	11	(209.1)
Western Europe	(107)	(144)	25.7
Central & Eastern Europe	(121)	(132)	(8.3)
Asia Pacific	36	26	38.5
Global Export & Holding Companies	568	475	19.6

Total	661	440	50.2

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item. The percentage change in North America is not meaningful due to the impact of the Anheuser-Busch acquisition.

The net balance of our other operating income and expenses for the year ended 31 December 2009 was USD 221 million, or 50.2%, greater than the comparable net balance for the year ended 31 December 2008. The acquisition of Anheuser-Busch caused a USD 146 million increase in other income, the other acquisitions and dispositions detailed above caused a USD 4 million net increase, while currency translation had a USD 25 million positive impact for the year ended 31 December 2009. Excluding the effects of these business acquisitions and disposals and the currency translation effects, other operating income increased 10.7% to USD 661 million in 2009, as compared to 2008, mainly a result of sale of property, plant and equipment and increased license income.

Exceptional Items

Exceptional items are items which, in our management’s judgment, need to be disclosed separately by virtue of their size and incidence in order to obtain a proper understanding of our financial information. We consider these items to be of significance in nature, and accordingly, our management has excluded these items from their segment measure of performance as described in note 8 to our audited consolidated financial statements as of 31 December 2009 and 2008, and for the three years ended 31 December 2009.

For the year ended 31 December 2009, exceptional items consisted of restructuring charges, fair value adjustments, and business and asset disposals. Exceptional items were as follows for the years ended 31 December 2009 and 2008:

	Year ended 31 December 2009	Year ended 31 December 2008
	(USD million)
Restructuring (including impairment losses)	(153)	(457)
Fair value adjustments	(67)	(43)
Business and asset disposal	1,541	(38)
Disputes	—	(20)

Total	1,321	(558)

Restructuring

Exceptional restructuring charges amounted to USD 153 million for the year ended 31 December 2009 as compared to USD 457 million for the year ended 31 December 2008. The charges in both periods are primarily related to the continued Anheuser-Busch integration, organizational alignments and outsourcing activities in global headquarters, Western Europe and Asia Pacific. These changes aim to eliminate overlap or duplicated processes and activities across functions and zones and are intended to provide us with a lower cost base, a stronger focus on our core activities, quicker decision-making and improvements to efficiency, service and quality. In addition, 2008 restructuring included an impairment loss of USD 80 million in relation to the disposal of our integrated distribution network, CafeIn, in France.

Fair value adjustments

Exceptional fair value adjustments of USD 67 million for the year ended 31 December 2009 relate to the exceptional employee benefit expense pertaining to a change in vesting conditions for certain share-based compensation plans.

Business and asset disposal

For the year ended 31 December 2009, net gains from our business and asset disposals of USD 1,541 million were mainly composed of:

•	USD 54 million from the sale of assets of InBev USA LLC (also doing business under the name Labatt USA) to an affiliate of KPS Capital Partners, L.P.;

•	USD 428 million from the sale of our Korean subsidiary Oriental Brewery to an affiliate of Kohlberg Kravis Roberts & Co. L.P.; and

•	USD 1,088 million from the sale of our Central European operations to CVC Capital Partners.

See “Item 5. Operating and Financial Review—Key Factors Affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes.”

Profit from Operations

The following table reflects changes in profit from operations across our business zones for the year ended 31 December 2009 as compared to the year ended 31 December 2008:

	Year ended 31 December 2009	Year ended 31 December 2008	Change
	(USD million)		(%)(1)
North America	4,956	859
Latin America North	3,165	3,040	4.1
Latin America South	724	672	7.7
Western Europe	543	223	143.5
Central & Eastern Europe	279	186	50.0
Asia Pacific	96	153	(37.3)
Global Export & Holding Companies	1,805	207

Total	11,569	5,340	116.6

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item. The percentage change in North America and Global Export & Holding Companies is not meaningful due to the impact of the Anheuser-Busch acquisition.

Our profit from operations increased to USD 11,569 million for the year ended 31 December 2009. This represented an increase of USD 6,229 million, or 116.6%, as compared to our profit from operations for the year ended 31 December 2008.

•	The Anheuser-Busch acquisition resulted in a USD 4,479 million increase in profit from operations for the year ended 31 December 2009.

•

Acquisitions of Budweiser distribution rights in Paraguay and a Pepsi bottler in Bolivia, offset by the dispositions of: InBev USA; CafeIn in France; Oriental Brewery; the Tennent’s Lager brand and associated trading assets; four metal beverage can and lid manufacturing plants in the United States; Busch Entertainment Corporation, and our Central European operations resulted in a USD 156 million decrease in profit from operations for the year ended 31 December 2009 compared to the year ended 31 December 2008. For further details of these acquisitions and dispositions, see “Item 5. Operating and Financial Review—Key Factors Affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes.”

•	Our profit from operations for the year ended 31 December 2009 also reflected a negative currency translation impact of USD 768 million.

•

Our profit from operations for the year ended 31 December 2009 was impacted positively by USD 1,321 million of certain exceptional items, as compared to a negative impact of USD 558 million for the year ended 31 December 2008. See “—Exceptional Items” above for a description of the exceptional items during the year ended 31 December 2009 and 2008. These exceptional items mainly affected our Global Export and Holding Companies, where exceptional items increased our profit from operations by USD 1,261 million for the year ended 31 December 2009 as compared to no effect for the year ended 31 December 2008, and our Latin America North zone, where exceptional items increased our profit from operations by USD 109 million in 2009 as compared to a reduction of USD 27 million in 2008.

See note 5 to our audited consolidated financial statements as of 31 December 2009 and 2008, and for the three years ended 31 December 2009 for additional information on our 2009 profit from operations by zone.

EBITDA, as defined

The following table reflects changes in our EBITDA, as defined, for the year ended 31 December 2009 as compared to the year ended 31 December 2008:

	Year ended 31 December 2009	Year ended 31 December 2008	Change
	(USD million)		(%)(1)
Profit	5,877	3,126	88.0
Income tax expense	1,786	674	—
Net finance cost	4,419	1,600	—
Share of result of associates	(513)	(60)	—

Profit from operations	11,569	5,340	116.6
Depreciation, amortization and impairment	2,818	1,912	47.4

EBITDA, as defined	14,387	7,252	98.4

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

A performance measure such as EBITDA, as defined, is a non-IFRS measure. The most directly comparable financial measure to EBITDA, as defined, presented in accordance with IFRS in our consolidated financial statements is profit. EBITDA, as defined, is a measure used by our management to evaluate our business performance and is defined as profit from operations before depreciation, amortization and impairment. EBITDA, as defined, is a key component of the measures that are provided to senior management on a monthly basis at the group level, the zone level and lower levels. We believe EBITDA, as defined, is useful to investors for the following reasons.

We believe EBITDA, as defined, facilitates comparisons of our operating performance across our zones from period to period. In comparison to profit, EBITDA, as defined, excludes items which do not impact the day-to-day operation of our primary business (that is, the selling of beer and other operational businesses) and over which management has little control. Items excluded from EBITDA, as defined, are our share of results of associates, depreciation and amortization, impairment, financial charges and corporate income taxes, which management does not consider to be items that drive our company’s underlying business performance. Because EBITDA, as defined, includes only items management can directly control or influence, it forms part of the basis for many of our performance targets. For example, options under our share-based compensation plan are granted such that they vest only when certain targets derived from EBITDA, as defined, are met.

We further believe that EBITDA, as defined, and measures derived from it, are frequently used by securities analysts, investors and other interested parties in their evaluation of our company and in comparison to other companies, many of which present an EBITDA performance measure when reporting their results. EBITDA, as defined, was also a key component of the measures used by banks under our 2008 Senior Facilities Agreement to evaluate compliance with our debt covenants. See “Item 10. Additional Information—C. Material Contracts—Financing the Anheuser-Busch Acquisition—2008 Senior Facilities Agreement.”

EBITDA, as defined, does, however, have limitations as an analytical tool. It is not a recognized term under IFRS and does not purport to be an alternative to profit as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. As a result, you should not consider EBITDA, as defined, in isolation from, or as a substitute analysis for, our results of operations. Some limitations of EBITDA, as defined, are:

•

EBITDA, as defined, does not reflect the impact of financing costs on our operating performance. Such costs are significant in light of our increased debt and could further increase as a result of our debt refinancing;

•	EBITDA, as defined, does not reflect depreciation and amortization, but the assets being depreciated and amortized will often have to be replaced in the future.

•	EBITDA, as defined, does not reflect the impact of charges for existing capital assets or their replacements;

•	EBITDA, as defined, does not reflect our tax expense; and

•	EBITDA, as defined, may not be comparable to other similarly titled measures of other companies because not all companies use identical calculations.

Additionally, EBITDA, as defined, is not intended to be a measure of free cash flow for management’s discretionary use, as it is not adjusted for all non-cash income or expense items that are reflected in our consolidated statement of cash flows.

We compensate for these limitations, in addition to using EBITDA, as defined, by relying on our results calculated in accordance with IFRS.

Our EBITDA, as defined, increased to USD 14,387 million for the year ended 31 December 2009. This represented an increase of USD 7,135 million, or 98.4%, as compared to our EBITDA, as defined, for the year ended 31 December 2008.

The Anheuser-Busch acquisition contributed USD 5,545 million to the increase in our EBITDA, as defined, for the year ended 31 December 2009. Our EBITDA, as defined, for the year ended 31 December 2009 also reflects a negative currency translation impact of USD 989 million.

Our EBITDA, as defined, for the year ended 31 December 2009 reflects a net decrease of USD 184 million compared to the year ended 31 December 2008, attributable to various disposals of our businesses during 2008 and 2009. See “Item 5. Operating and Financial Review—Key Factors Affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes.”

Our EBITDA, as defined, was positively impacted by USD 1,350 million of certain exceptional items in the year ended 31 December 2009, as compared to a negative impact of USD 560 million during the year ended 31 December 2008. In addition to the exceptional items for 2009 and 2008 described under “—Exceptional items” above, the exceptional items impacting our EBITDA, as defined, included a USD 29 million impairment loss affecting the disposal of assets in 2009 and a USD 1 million reversal of an impairment loss affecting the disposal of assets in 2008.

See note 5 to our audited consolidated financial statements as of 31 December 2009 and 2008, and for the three years ended 31 December 2009 for further performance measures used by our management. Also see note 10 to our audited consolidated financial statement as of 31 December 2009 and 2008, and for the three years ended 31 December 2009 for additional information regarding the allocation of our depreciation, amortization and impairment charges.

Net Finance Cost

Our net finance cost for the year ended 31 December 2009 was USD 4,419 million, as compared to USD 1,600 million for the year ended 31 December 2008, or an increase of USD 2,819 million. The increase was primarily due to interest charges on the senior credit facilities used to fund the Anheuser-Busch acquisition (USD 2,269 million), interest charges on existing Anheuser-Busch debt (USD 389 million) and the amortization of the arrangement fees paid on the senior credit facilities (USD 202 million). These expenses were partially offset by lower interest charges on other debt and by foreign exchange gains.

During the 4th quarter of 2009, we used the proceeds from the disposals to prepay part of the senior facilities that financed the Anheuser-Busch acquisition. The prepayment resulted in the recognition of an exceptional financial loss of USD 629 million. This loss is primarily due to USD 474 million of hedging losses on interest rate swaps hedging the re-paid part of the facilities that became ineffective and USD 145 million accelerated accretion expense resulting from the early repayment of the senior facilities.

Share of result of associates

Our share of result of associates for the year ended 31 December 2009 was USD 513 million as compared to USD 60 million for the year ended 31 December 2008, reflecting the recognition of the results of our direct and indirect investments in Grupo Modelo and (prior to its disposition) Tsingtao following the acquisition of Anheuser-Busch.

Income Tax Expense

Our total income tax expense for the year ended 31 December 2009 amounted to USD 1,786 million, with an effective tax rate of 25% (as compared to 18% for the year ended 31 December 2008). Our income tax expense for the year ended 31 December 2009 was mainly impacted by the acquisition of Anheuser-Busch, for which the nominal tax rate was approximately 40%. This increase in our income tax expense was slightly offset by non-taxable and low taxable gains on disposals during 2009. Furthermore, we continue to benefit at the AmBev level from the impact on interest on equity payments and tax deductible goodwill from the merger between InBev Holding Brasil S.A. and AmBev in July 2005 and the acquisition of Quinsa in August 2006. The impact of this tax deductible goodwill was to reduce income tax expense for the year ended 31 December 2009 by USD 244 million. Unless there is a change in tax law, we expect amortization of this goodwill to end in 2017.

Profit (Pre- and Post-Non-Controlling Interests)

Profit attributable to our equity holders for the year ended 31 December 2009 was USD 4,613 million (with basic earnings per share of USD 2.91, based on 1,584 million shares outstanding, representing the weighted average number of shares outstanding during the year ended 31 December 2009. Excluding the exceptional items discussed above, profit attributable to our equity holders for 2009 would have been USD 3,927 million and basic earnings per share would have been USD 2.48, based on 1,584 million shares outstanding. For more information regarding our earnings per share, see note 23 to our audited consolidated financial statements as of 31 December 2009 and 2008, and for the three years ended 31 December 2009. The profit attributable to non-controlling interests was USD 1,264 million for the year ended 31 December 2009, an increase of USD 65 million from USD 1,199 million for the year ended 31 December 2008. The increase in profit attributable to non-controlling interests was primarily due to higher AmBev profits.

Year Ended 31 December 2008 Compared to Year Ended 31 December 2007

Volumes

The following table reflects changes in our volumes across our business zones for the year ended 31 December 2008 as compared to volumes for the year ended 31 December 2007.

	Year ended 31 December 2008	Year ended 31 December 2007	Change
	(thousand hectoliters)		(%)(1)
North America	26,605	12,572	111.6
Latin America North	101,519	100,877	0.6
Latin America South	33,698	30,524	10.4
Western Europe	33,753	36,068	(6.4)
Central & Eastern Europe	46,142	49,137	(6.1)
Asia Pacific	38,337	36,380	5.4
Global Export & Holding Companies	4,666	5,054	(7.7)

Total	284,720	270,611	5.2

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our 2008 consolidated volumes increased by 14.1 million hectoliters, or 5.2%, compared to our 2007 volumes, to 284.7 million hectoliters.

•

15.8 million hectoliters of the increase was attributable to the Anheuser-Busch acquisition, pursuant to which Anheuser-Busch became a part of our consolidated group of companies following the closing date of the acquisition on 18 November 2008, and was reported as such for the remainder of our 2008 financial year.

•

0.2 million hectoliters of the 2008 increase reflected the inclusion of volumes from the Lakeport businesses in our results for the full year in 2008 as compared to inclusion of only nine months of these volumes in 2007 following the Lakeport acquisition in November 2007.

•

Our 2008 volumes also reflect a volume decrease of 1.2 million hectoliters primarily due to the sale of the Cintra brands and disposal of four wholesalers in 2008 and the sale of the United Dutch Breweries BV business in the Netherlands in November 2007.

Excluding volume changes attributable to the business acquisitions and disposals described above, our consolidated beer volumes would have decreased by 1.2% and our own beer volumes would have decreased by 0.7% in 2008 compared to 2007 volumes, slightly ahead of our consolidated beer volumes, as a result of our ongoing focus on growing our own branded volumes.

In 2008, our soft drinks volumes grew by 4.8% compared to 2007 soft drinks volumes.

On a pro forma basis, after adjusting reported figures to eliminate intercompany sales volumes between InBev and Anheuser-Busch, and before taking into account any volumes sold by our equity investees, the total sales volumes for the combined company for 2008 would have been approximately 416 million hectoliters.

North America

Our volumes in North America grew by 111.6% in 2008 compared to 2007 volumes, of which 110% was due to the inclusion of Anheuser-Busch volumes in our results following the Anheuser-Busch acquisition. The growth in our U.S. domestic beer volumes delivered to wholesalers in 2008 was driven mainly by the inclusion of Anheuser-Busch volumes into our results following the Anheuser-Busch acquisition and by wholesaler inventory levels returning to a normal level by year-end and the successful introduction of the Bud Light Lime brand. Domestic U.S. beer sales-to-retailer increased slightly compared to 2007 sales-to-retailers, driven mainly by the inclusion of Anheuser-Busch volumes into our results following the Anheuser-Busch acquisition and by strong gains in the supermarket and supercenter segments. In addition to this, market share performance improved across all major retail channels in the second half of 2008.

Latin America North

Volumes were essentially flat in 2008 compared to 2007 volumes, with essentially flat beer volume growth, while non-beer volumes grew 3.5% compared to 2007 volumes. In Brazil, 2008 beer volumes declined by 0.2% compared to 2007 volumes reflecting the effects of weather that was colder and more humid than in 2007 and the sale of the Cintra brands during 2008. In addition, food inflation increased by twice the level of general consumer inflation, putting pressure on consumer spending. In 2008, due to price increases and aggressive competitor behavior in can pricing, our full year market share in Brazil was 67.5%, a decrease of 0.3% from the previous year. Our Brazilian soft drinks business posted volume growth of 2.7% for 2008 compared to 2007 volumes, coupled with strong market share performance in Brazil throughout 2008.

Latin America South

The Latin America South zone volumes grew by 10.4% in 2008 compared to 2007 volumes, with beer contributing 11.5% and non-beer 8.7% growth compared to 2007 volumes. Our strong performance resulted from our focus on the premium segment, as well as successful focus on brand marketing and innovation initiatives.

Western Europe

Our own beer volumes for 2008 declined 2.5% compared to 2007 volumes due to industry weakness, especially in the United Kingdom and Belgium. Our continued significant decrease in lower value, non-branded products, consistent with our focus on our own brand portfolio and the disposal of four wholesalers in 2008 and sale of the United Dutch Breweries BV business in the Netherlands in 2007 led to a reported total 2008 volume decline of 6.4% compared to 2007 volumes. Despite this volume decline, we increased our market share in most countries in our Western European zone in 2008 compared to 2007. For instance, in the United Kingdom, our own beer volumes declined by 2.7% in 2008 compared to 2007 volumes. However, we gained 0.4% market share in 2008, of which the Stella Artois family contributed 0.2%, gaining market share for the first time since 2003, demonstrating the potential of the brand and the results of our focused commercial activities particularly with the launch of Stella Artois 4%.

Central & Eastern Europe

Our 2008 decline in volumes of 6.1% compared to 2007 volumes is largely attributable to continued volume reductions in certain of our less profitable brands in Russia and Ukraine, as well as industry slowdown. In Russia, 2008 beer volumes fell by 12.4% compared to 2007 volumes due to weak industry volumes and market share losses in the value and price segments. However, we have maintained our focus on driving the market share of higher margin and premium brands such as Siberian Crown and Klinskoye, which showed positive volumes for 2008. In Ukraine, 2008 beer volume decreased 0.7% compared to 2007 volumes, also attributable to our focus on higher margin and premium brands, such as Chernigivske, which became the number one brand in the country towards the end of the year.

Asia Pacific

In 2008, our volumes increased 5.4% compared to 2007 volumes, as strong volume growth in Korea was offset by a slight volume decline in China.

Global Export & Holding Companies

In 2008, Global Export & Holding Company volumes declined by 7.7% compared to 2007 volumes, as a result of our ongoing process of transitioning to new licensing agreements in certain countries and the transition of the Anheuser-Busch Inc. Import Agreement from this zone to the North America zone and the characterization of this agreement as an intra-company agreement since the Anheuser-Busch acquisition closed on 18 November 2008.

Revenue

The following table reflects changes in revenue across our business zones for the year ended 31 December 2008 as compared to revenue for the year ended 31 December 2007.

	Year ended 31 December 2008	Year ended 31 December 2007	Change
	(USD million)		(%)(1)
North America	3,753	2,139	75.5
Latin America North	7,664	6,707	14.3
Latin America South	1,855	1,372	35.2
Western Europe	4,754	4,725	0.6
Central & Eastern Europe	3,267	3,006	8.7
Asia Pacific	1,494	1,359	9.9
Global Export & Holding Companies	720	427	68.6

Total	23,507	19,735	19.1

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated revenue was USD 23,507 million in the year ended 31 December 2008. This represented growth of 19.1% or USD 3,772 million as compared to the 2007 revenue of USD 19,735 million.

•	USD 1,829 million of the 2008 revenue growth was attributable to the Anheuser-Busch acquisition.

•

Our 2008 consolidated revenue reflects a net revenue decrease of USD 64 million as compared to 2007 attributable to the aggregate impact of the Lakeport acquisition, the sale of the Cintra brands and four wholesalers in Western Europe during 2008 and the disposal of the United Dutch Breweries BV business in November 2007.

•	Our 2008 consolidated revenue also reflects a positive currency translation impact of USD 1,028 million.

Our revenue for the year ended 31 December 2008 was partly impacted by the developments in volume discussed above. Our revenue per hectoliter on a consolidated basis (which excludes revenue from our entertainment and packaging activities) increased as a result of the business acquisitions and disposals described above, as the revenue per hectoliter of Anheuser-Busch was higher than the average revenue per hectoliter of the AB InBev Group as a whole. Our revenue per hectoliter also benefited from an increase attributable to positive currency translation effects and revenue management activities.

The contribution of the U.S. entertainment business to our revenue from 18 November 2008 to 31 December 2008 was USD 91 million. The U.S. packaging business contributed USD 162 million of revenue from 18 November 2008 to 31 December 2008.

Excluding the effects of the business acquisitions and disposals and the currency translation effects described above, the main business zones contributing to revenue growth in 2008 were Latin America South, North America, Asia Pacific, Latin America North and Central & Eastern Europe. With respect to Latin America South and North America, in particular, growth was attributable to higher volumes and the effects of revenue management initiatives.

Also excluding the effect of the business acquisition and disposals and currency translation described above, our consolidated revenue grew by 5.0% for the year ended 31 December 2008 as compared to the year ended 31 December 2007. This change in revenue included a decrease of 0.2% as a result of lower overall volumes, which was offset by a 5.2% increase attributable to higher revenue per hectoliter, primarily as a result of revenue management activities and changes in our sales channels mix and geographic mix. Revenue management activities included price increases and product mix improvements driven by our effort to sell a larger proportion of premium products, which are sold for higher prices and are generally more profitable. In Western Europe, as a result of our strategy to improve product mix we reduced the sales volume of products sold under subcontracting arrangements, which are generally less profitable. In Central and Eastern Europe and Latin America South our focus on premium brands as part of our product mix initiatives contributed towards revenue growth, while price increases resulted in revenue increases in Latin America North.

Cost of Sales

The following table reflects changes in cost of sales across our business zones for the year ended 31 December 2008 as compared to the year ended 31 December 2007:

	Year ended 31 December 2008	Year ended 31 December 2007	Change
	(USD million)		(%)(1)
North America	(1,586)	(672)	(136.0)
Latin America North	(2,634)	(2,274)	(15.8)
Latin America South	(782)	(581)	(34.6)
Western Europe	(2,232)	(2,210)	(1.0)
Central & Eastern Europe	(1,693)	(1,385)	(22.2)
Asia Pacific	(812)	(677)	(19.9)
Global Export & Holding Companies	(597)	(319)	(87.1)

Total	(10,336)	(8,118)	(27.3)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated cost of sales was USD 10,336 million in 2008. This represented an increase of 27.3% or USD 2,218 million as compared to the 2007 cost of sales.

•	USD 1,165 million of the cost of sales increase was attributable to the Anheuser-Busch acquisition.

•

Our 2008 consolidated cost of sales reflects a net cost of sales decrease of USD 30 million as compared to 2007 attributable to the aggregate impact of the Lakeport acquisition, the sale of the Cintra brands and four wholesalers in Western Europe during 2008 and the disposal of the United Dutch Breweries BV business in November 2007.

•	Our 2008 consolidated cost of sales also reflects a negative currency translation impact of USD 351 million.

Our cost of sales per hectoliter on a consolidated basis (which excludes cost of sales from our entertainment and packaging activities) increased for the year ended 31 December 2008 as compared to the year ended 31 December 2007, primarily as a result of commodity price pressures. The cost of sales per hectoliter also increased as a result of the business acquisitions and disposals described above, because the cost of sales per hectoliter of Anheuser-Busch was higher than the average cost of sales for the AB InBev Group as a whole, and as a result of commodity price pressures. Aside from the effect of currency translation, the increase in cost of sales per hectoliter for Latin America South was primarily due to commodity price pressures (such as increases in barley and malt prices) and increases in wages to offset higher real inflation rates. Aside from the effect of currency translation, the increase in cost of sales per hectoliter for Central & Eastern Europe was also primarily due to significant commodity price pressures on malt, hops and packaging, and the impact of changes to our product mix. On an absolute basis, the cost of sales also increased as result of increased volumes in Latin America South and North America, primarily due to the Anheuser-Busch acquisition.

Approximately 20% of our cost of sales consists of fixed costs which are not impacted by our volumes. Fixed costs comprise principally depreciation and amortization and indirect production costs.

Excluding the effects of the business acquisitions and disposals and the currency translation effects described above, our consolidated cost of sales increased by 9.0% as compared to the year ended 31 December 2007. This increase was partly attributable to an increase of 9.3% in the cost of sales per hectoliter on a consolidated basis, as a result of commodity price increases and inflationary pressures. Lower than expected volume growth in business zones with a below average cost of sales per hectoliter, such as Latin America North and Central & Eastern

Europe, and the spread of industrial fixed costs over lower than expected volumes also contributed to increased cost of sales. The increase in cost of sales per hectoliter was partially offset by a decline of 0.2% in overall cost of sales as a result of lower volumes.

Expenses

Our operating expenses increased 16.3% in 2008 compared to the 2007 operating expenses, primarily due to inclusion of Anheuser-Busch operating expenses into our results following the Anheuser-Busch acquisition and higher sales and marketing expenses, which more than offset fixed-cost management and lower bonus accruals and a negative currency translation impact on our operating expenses.

In 2008, we continued our efforts to shift “non-working money” (that is, expenses that do not directly impact revenue, sales volumes or beer value since they are not directly visible to consumers) into “working money” (that is, expenses directly visible to consumers).

Distribution expenses

The following table reflects changes in distribution expenses across our business zones for the year ended 31 December 2008 as compared to the year ended 31 December 2007:

	Year ended 31 December 2008	Year ended 31 December 2007	Change
	(USD million)		(%)(1)
North America	(499)	(376)	(32.7)
Latin America North	(916)	(756)	(21.2)
Latin America South	(145)	(112)	(29.5)
Western Europe	(592)	(551)	(7.4)
Central & Eastern Europe	(410)	(399)	(2.8)
Asia Pacific	(99)	(93)	(6.5)
Global Export & Holding Companies	(64)	(56)	(14.3)

Total	(2,725)	(2,343)	(16.3)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated distribution expenses were USD 2,725 million in 2008. This represented an increase of USD 382 million, or 16.3%, as compared to 2007.

•	USD 98 million of the distribution expense increase was attributable to the Anheuser-Busch acquisition.

•	Our 2008 consolidated distribution expenses also reflect a negative currency translation impact of USD 123 million.

Excluding the effects of the business acquisitions and disposals and the currency translation effects described above, the increase in distribution expenses was mainly due to higher unit transport expenses in Latin America South and Western Europe and more volumes being sold directly to customers, particularly in Latin America North.

Sales and marketing expenses

The following table reflects changes in sales and marketing expenses across our business zones for the year ended 31 December 2008 as compared to the year ended 31 December 2007:

	Year ended 31 December 2008	Year ended 31 December 2007	Change
	(USD million)		(%)(1)
North America	(430)	(282)	(52.5)
Latin America North	(837)	(672)	(24.6)
Latin America South	(191)	(161)	(18.6)
Western Europe	(943)	(914)	(3.2)
Central & Eastern Europe	(660)	(536)	(23.1)
Asia Pacific	(333)	(283)	(17.7)
Global Export & Holding Companies	(116)	(71)	(63.4)

Total	(3,510)	(2,919)	(20.2)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated sales and marketing expenses were USD 3,510 million in 2008. This represented an increase of USD 591 million, or 20.2%, as compared to 2007 sales and marketing expenses.

•	USD 210 million of the sales and marketing expense increase was attributable to the Anheuser-Busch acquisition.

•

Our 2008 consolidated sales and marketing expenses reflect a net sales and marketing expense decrease of USD 3 million as compared to 2007 attributable to the aggregate impact of the Lakeport acquisition, the sale of the Cintra brands and four wholesalers in Western Europe during 2008 and the disposal of the United Dutch Breweries BV business in November 2007.

•	Our 2008 consolidated sales and marketing expenses also reflect a negative currency translation impact of USD 151 million.

Excluding the effects of the business acquisitions and disposals and the currency translation effects described above, the increase in our 2008 sales and marketing expenses reflected our focus on generating long-term revenue growth by further strengthening sales execution, investments in our own brands and continued efforts to bring innovation to our consumers regardless of impact on short-term results. In particular, key increases in sales and marketing spending to support brand growth and/or sales efforts occurred in Latin America North, Latin America South, Central & Eastern Europe (including Russia and Ukraine) and Asia Pacific, while North America and Global Export & Holding Companies recorded a decrease as a result of a reduction in non-working expenses.

Administrative expenses

The following table reflects changes in administrative expenses across our business zones for the year ended 31 December 2008 as compared to the year ended 31 December 2007:

	Year ended 31 December 2008	Year ended 31 December 2007	Change
	(USD million)		(%)(1)
North America	(155)	(114)	(36.0)
Latin America North	(418)	(352)	(18.8)
Latin America South	(72)	(60)	(20.0)
Western Europe	(345)	(321)	(7.5)
Central & Eastern Europe	(176)	(179)	1.7
Asia Pacific	(101)	(83)	(21.7)
Global Export & Holding Companies	(211)	(245)	13.9

Total	(1,478)	(1,354)	(9.2)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated administrative expenses were USD 1,478 million during 2008. This represented an increase of USD 124 million, or 9.2%, in 2008 as compared to 2007.

•	USD 73 million of the administrative expense increase was attributable to the Anheuser-Busch acquisition.

•	Our 2008 consolidated administrative expenses also reflect a negative currency translation impact of USD 91 million.

In addition, our administrative expenses for 2008 were reduced by our ongoing commitment to cost containment, lower bonus accruals compared to 2007 and the impact of savings realized within our North America zone after the closing of the Anheuser-Busch acquisition on 18 November 2008. Cost savings in North America resulted from our Zero-Based Budgeting Program and Anheuser-Busch’s Blue Ocean savings initiatives.

Other operating income/(expense)

The following table reflects changes in other operating income and expenses across our business zones for the year ended 31 December 2008 as compared to the year ended 31 December 2007:

	Year ended 31 December 2008	Year ended 31 December 2007	Change
	(USD million)		(%)(1)
North America	(4)	4	(200.0)
Latin America North	208	166	25.3
Latin America South	11	(15)	173.3
Western Europe	(144)	(96)	(50.0)
Central & Eastern Europe	(132)	(94)	(40.4)
Asia Pacific	26	—	—
Global Export & Holding Companies	475	395	20.3

Total	440	360	22.2

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

The net balance of our other operating income and expenses increased by USD 80 million for 2008. This represented an increase of 22.2% from the comparable net balance in 2007. Aside from the effect of the Anheuser-Busch acquisition and currency translation, the increased balance was mainly due to gains on asset disposal. Our other operating income/expense for 2008 was also negatively impacted by USD 30 million in 2008 as compared to 2007 as a result of the incremental rental cost following our disposal of certain real estate to Cofinimmo S.A. in 2007.

Exceptional Items

In 2008, exceptional items consisted of restructuring charges, fair value adjustments, business and asset disposals and disputes. Exceptional items were as follows in the years ended 31 December 2008 and 2007:

	Year ended 31 December 2008	Year ended 31 December 2007
	(USD million)
Restructuring (including impairment losses)	(457)	(59)
Fair value adjustments	(43)	—
Business and asset disposal	(38)	537
Disputes	(20)	33

Total	(558)	511

See “—Year Ended 31 December 2009 Compared to Year Ended 31 December 2008—Exceptional Items” above for more information about our exceptional items.

Restructuring

Exceptional restructuring charges amounted to USD 457 million in the year ended 31 December 2008 as compared to USD 59 million in the year ended 31 December 2007 as described below.

As part of our plans to effectively integrate Anheuser-Busch, we announced on 8 December 2008 plans to cut approximately 1,400 U.S. salaried positions in our U.S. beer-related divisions. We estimate that the aggregate pre-tax expense associated with the reduction will be approximately USD 195 million. These costs were accrued at the time of the announcement in accordance with IAS 37.

Our 2008 exceptional restructuring charges further include USD 182 million in costs which mainly resulted from organizational realignments and the outsourcing of activities in Western Europe, global headquarters and Asia Pacific. These changes aim to eliminate overlap or duplicated processes and activities across functions and zones taking into account the right match of employee profiles with the new organizational requirements. The one-time expenses as a result of this series of decisions are expected to provide us with a lower cost base, a stronger focus on our core activities, quicker decision-making and improvements to efficiency, service and quality.

The 2008 restructuring charges also included an impairment loss of USD 80 million related to our plans to implement a new distribution model in France, involving the transfer of a controlling interest in our current integrated distribution network, CafeIn, and entry into a partnership for the distribution of our beverages. In connection with this reorganization, CafeIn was recognized as an asset held for sale and an impairment loss of USD 80 million was recognized per end of December 2008.

Fair value adjustments

Fair value adjustments, recognized in the 2008 exceptional items in the amount of USD 43 million in expense as compared to nil in 2007, related to the one-time impact of revaluing the inventories of Anheuser-Busch upon completion of the acquisition in line with IFRS 3.

Business and asset disposal

In 2008, we recognized an exceptional expense of USD 38 million in respect of business and asset disposals in 2008 as compared to a net gain of USD 537 million in 2007, mainly resulting from the sale in 2007 of Immobrew SA/NV to Cofinimmo S.A. The 2008 figure is partly related to losses recognized in connection with the above-mentioned reorganization in France (USD 10 million). Additional losses related to business and asset disposals of previous years that were booked in 2008.

Disputes

Profit from operations as at 31 December 2008 was negatively affected by provisions for disputes of USD 20 million compared to the positive impact of a net reversal in provisions for disputes of USD 33 million in 2007.

Profit from Operations

The following table reflects changes in profit from operations across our business zones for the year ended 31 December 2008 as compared to the year ended 31 December 2007:

	Year ended 31 December 2008	Year ended 31 December 2007	Change
	(USD million)		(%)(1)
North America	859	718	19.6
Latin America North	3,040	2,840	7.0
Latin America South	672	440	52.7
Western Europe	223	1,108	(79.9)
Central & Eastern Europe	186	392	(52.6)
Asia Pacific	153	227	(32.6)
Global Export & Holding Companies	207	147	40.8

Total	5,340	5,872	(9.1)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our profit from operations decreased to USD 5,340 million in 2008. This represented a decrease of USD 532 million, or 9.1%, as compared to 2007 profit from operations.

•	USD 44 million of the decrease in profit from operations in 2008 was attributable to the Anheuser-Busch acquisition.

•

Our 2008 profit from operations reflects a net decrease of USD 39 million as compared to 2007 attributable to the aggregate impact of the sale of the Cintra brands, four wholesalers in Western Europe and Immobrew SA/NV during 2008, the sale of the United Dutch Breweries BV business in November 2007 and the Lakeport acquisition in 2007.

•	Our 2008 profit from operations also reflects a positive currency translation impact of USD 320 million.

•

Our 2008 profit from operations was impacted negatively by USD 558 million in 2008 as a result of certain exceptional items, as compared to a positive impact of USD 511 in 2007. See “—Exceptional Items” above for a description of the exceptional items in 2008 and 2007. These exceptional items mainly affected our Western Europe zone, where exceptional items decreased profit from operations by USD 275 million in 2008 as compared to an increase of USD 475 million in 2007, and our North America zone, where exceptional items decreased profit from operations by USD 220 million in 2008 as compared to an increase of USD 19 million in 2007.

See note 5 to our audited consolidated financial statements as of 31 December 2009 and 2008, and for the three years ended 31 December 2009 for further description of our 2009 and 2008 profit from operations by zone.

EBITDA, as defined

The following table reflects changes in our EBITDA, as defined, for the year ended 31 December 2008 as compared to our EBITDA, as defined, for the year ended 31 December 2007:

	Year ended 31 December 2008	Year ended 31 December 2007	Change
	(USD million)		(%)(1)
Profit	3,126	4,167	(25.0)
Income tax expense	674	888	(24.1)
Net finance cost	1,600	818	95.6
Share of result of associates	(60)	(1)	—

Profit from operations	5,340	5,872	(9.1)
Depreciation, amortization and impairment	1,912	1,408	35.8

EBITDA, as defined	7,252	7,280	(0.4)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

See “—Year Ended 31 December 2009 Compared to Year Ended 31 December 2008—EBITDA, as defined” for additional information on our definition and use of EBITDA, as defined.

Our EBITDA, as defined, decreased to USD 7,252 million in 2008. This represented a decrease of USD 28 million, or 0.4%, as compared to 2007 EBITDA, as defined.

The Anheuser-Busch acquisition contributed to an increase in our EBITDA, as defined, in 2008 of USD 217 million, and our 2008 EBITDA, as defined, also reflects a positive currency translation impact of USD 404 million. However, these increases were offset by the decreases described below, in particular in respect of exceptional items.

•

Our 2008 EBITDA, as defined, reflects a net decrease of USD 42 million as compared to 2007 attributable to the aggregate impact of the sale of the Cintra brands, four wholesalers in Western Europe and Immobrew during 2008, the sale of the United Dutch Breweries BV business in November 2007 and the Lakeport acquisition in 2007.

•

Our 2008 EBITDA, as defined, was impacted negatively by USD 559 million in 2008 as a result of certain exceptional items, as compared to a positive impact of USD 454 million in 2007. In addition to the exceptional items for 2008 and 2007 described under “—Exceptional Items” above, the exceptional items impacting our EBITDA, as defined, included a USD 1 million reversal of an impairment affecting the disposal of assets in 2008 and a USD 56 million reversal of an impairment loss in respect of restructuring charges in 2007. The exceptional items mainly affected our Western Europe zone, where exceptional items decreased EBITDA, as defined, by USD 275 million in 2008 as compared to an increase of USD 436 million in 2007, and our North America zone, where exceptional items decreased EBITDA, as defined, by USD 220 million in 2008 as compared to an increase of USD 3 million in 2007.

See note 5 to our audited consolidated financial statements as of 31 December 2009 and 2008, and for the three years ended 31 December 2009 for further performance measures used by our management. Also see note 10 to our audited consolidated financial statement as of 31 December 2009 and 2008, and for the three years ended 31 December 2009 for additional information regarding the allocation of our depreciation, amortization and impairment charges.

Net Finance Cost

Our net finance cost was USD 1,600 million in 2008, as compared to USD 818 million in 2007. The USD 782 million increase was primarily due to the USD 187 million in exceptional finance cost described below and a USD 566 million increase in interest expense. USD 247 million of the increased interest expense stems from the interest on the Anheuser-Busch existing loans and the financing of the Anheuser-Busch acquisition following its completion on 18 November 2008. The remainder of the interest expense increase results from higher net debt positions in the parent companies (Anheuser-Busch InBev SA/NV, Cobrew NV/SA and BrandBrew SA) and AmBev Brazil, mainly as a result of dividend payments and share buyback programs.

In connection with the combination with Anheuser-Busch, we recognized an exceptional financial expense of USD 187 million as of year-end 2008. USD 119 million of this expense related to the commitment fees for the 2008 Senior Facilities Agreement and bridge facility we entered into to finance the Anheuser-Busch acquisition and the underwriting and arrangement fees for this bridge facility. In addition, a USD 68 million loss was recognized for ineffectiveness of the interest-rate hedging on the Anheuser-Busch financing prior to the closing of the Acquisition. See note 11 to our audited consolidated financial statements as of 31 December 2009 and 2008, and for the three years ended 31 December 2009.

Share of result of associates

Our share of result of associates in 2008 was USD 60 million as compared to USD 1 million in 2007, reflecting the recognition of six weeks of results of our direct and indirect investments in Grupo Modelo and Tsingtao following the acquisition of Anheuser-Busch.

Income Tax Expense

Our total 2008 income tax expense amounted to USD 674 million with an effective tax rate of 18.0% (as compared to 17.6% in 2007). Our 2008 income tax expense was mainly impacted by the recognition of a deferred tax asset of USD 123 million following the use of tax losses not previously recognized as a result of an intragroup transfer of certain intangibles. Furthermore, we continue to benefit at the AmBev level from the impact of interest on equity payments (that is, a specific type of profit distribution to shareholders (similar to dividends) which is tax deductible for AmBev, as the payer of such profit distribution, up to an amount determined in accordance with specified rules and limits established by the government of Brazil) and tax deductible goodwill from the merger between InBev Holding Brasil S.A. and AmBev in July 2005 and the acquisition of Quinsa in August 2006. The impact of this tax deductible goodwill on income tax expense as of 31 December 2008 was USD 277 million and, unless there is a change in tax law, we expect amortization of this goodwill to end in 2017. On the other hand, our effective tax rate in 2008 was also affected by the fact that profit before tax for the year reflects the recognition of an exceptional impairment on the French distribution network, on which no deferred tax assets are recognized. Excluding the impact of the recognition of the deferred tax asset and the exceptional expense due to the French reorganization, the effective tax rate would have been 20.4%.

Profit (Pre- and Post-Minorities)

Profit attributable to our equity holders for 2008 was USD 1,927 million (with earnings per share of USD 1.93, based on 999 million shares outstanding, representing the weighted average number of shares outstanding during 2008 taking into account share buy-back programs and the effect of our rights offering in December 2008). Excluding the exceptional items discussed above, profit attributable to our equity holders for 2008 would have been USD 2,511 million and earnings per share would have been USD 2.51, based on 999 million shares outstanding. For more information regarding our earnings per share, see note 24 to our audited consolidated financial statements as of 31 December 2009 and 2008, and for the three years ended 31 December 2009. The profit attributable to our equity holders in 2008 included the impact of the net financing costs, share of result of associates and income tax expense described above. The profit attributable to non-controlling interests amounted to USD 1,199 million (as compared to USD 1,162 million in 2007). The increase in profit attributable to non-controlling interests was due to the positive currency impact, which offset lower AmBev profits and the impact of an AmBev share buy-back program in 2008.

F. IMPACT OF CHANGES IN FOREIGN EXCHANGE RATES

Foreign exchange rates have a significant impact on our consolidated financial statements. The following table sets forth the percentage of our revenue realized by currency for the years ended 31 December 2009, 2008 and 2007:

	Year ended 31 December,
	2009	2008	2007
U.S. dollars	44.3%	9.8%	1.4%
Brazilian reais	19.8%	30.7%	32.2%
Euro	8.5%	15.6%	18.2%
Canadian dollars	5.3%	8.4%	9.5%
Chinese yuan	4.7%	3.5%	3.4%
Great Britain pound sterling	3.8%	6.2%	7.9%
Russian ruble	3.1%	6.5%	7.8%
Argentinean peso	3.1%	4.9%	4.5%

As a result of the fluctuation of foreign exchange rates for the years ended 31 December 2009, 2008 and 2007:

•

We recorded a negative translation impact of USD 2,680 million on our 2009 revenue (as compared to a positive impact of USD 1,028 million in 2008 and a positive impact in 2007 of USD 1,478 million) and a negative translation impact of USD 768 million on our 2009 profit from operations (as compared to a positive impact of USD 320 million in 2008 and a positive impact of USD 480 million in 2007).

•

Our 2009 reported profit (after tax) was negatively affected by a USD 599 million translation impact (as compared to a positive translation impact in 2008 of USD 218 million and a positive translation impact in 2007 of USD 350 million), while the negative translation impact on our 2009 earnings per share base (profit attributable to our equity holders) was USD 441 million or USD 0.28 per share (as compared to a positive impact of USD 122 million or USD 0.12 per share in 2008 and USD 243 million or USD 0.25 per share in 2007).

•	Our net debt increased by USD 897 million in 2009 as a result of translation impacts as compared to increases of USD 1,030 million in 2008.

•	Our equity increased by USD 2,216 million in 2009 as a result of translation impacts (as compared to decreases of USD 3,866 million in 2008 and decreases of USD 1,981 million in 2007).

Following the Anheuser-Busch acquisition, a significantly greater portion of our assets and revenue is denominated in U.S. dollars as a result of the significant assets and revenue of Anheuser-Busch in the United States. As a result, effective 1 January 2009, we changed the presentation currency of our consolidated financial statements from the euro to the U.S. dollar and have restated our historical audited consolidated financial statements prior to 2009, included in this Form 20-F, from euros to U.S. dollars.

G. LIQUIDITY AND CAPITAL RESOURCES

General

Our primary sources of cash flow have historically been cash flows from operating activities, the issuance of debt, bank borrowings and the issuance of equity securities. Recently, asset disposals have also been a source of cash flow. Our material cash requirements have included the following:

•	Debt service;

•	Capital expenditures;

•	Investments in companies participating in the brewing, carbonated soft drinks and malting industries;

•	Increases in ownership of our subsidiaries or companies in which we hold equity investments;

•	Share buyback programs; and

•	Payments of dividends and interest on shareholders’ equity.

We are of the opinion that our working capital, as an indicator of our ability to satisfy our short-term liabilities, is, based on our expected cash flow from operations for the coming 12 months, sufficient for the 12 months following the date of this Form 20-F. Over the longer term, we believe that our cash flows from operating activities, available cash and cash equivalents and short-term investments, along with our derivative instruments and our access to borrowing facilities, will be sufficient to fund our capital expenditures, debt service and dividend payments going forward. As part of our cash flow management, we are restraining growth in capital expenditures by optimizing use of our existing brewery capacity and standardizing operational processes to make our capital investments more efficient. We are also attempting to improve operating cash flow through procurement initiatives designed to leverage economies of scale and improve terms of payment to suppliers.

Equity attributable to our equity holders and non-controlling interests amounted to USD 33.2 billion as of 31 December 2009 (USD 24.4 billion as of 31 December 2008 and USD 21.9 billion as of 31 December 2007) and our net debt amounted to USD 45.2 billion as of 31 December 2009 (USD 56.7 billion as of 31 December 2008 and USD 7.5 billion as of 31 December 2007). Our overriding objectives when managing capital resources are to safeguard the business as a going concern and to optimize our capital structure so as to maximize shareholder value while keeping the desired financial flexibility to execute strategic projects.

To finance the acquisition of Anheuser-Busch, we entered into the USD 45 billion 2008 Senior Facilities Agreement (of which USD 44 billion was ultimately drawn) and a USD 9.8 billion bridge facility agreement. On 18 December 2008, we repaid the debt of USD 9.8 billion we had incurred under the bridge facility agreement with the net proceeds of a rights offering and cash proceeds received by us from pre-hedging the foreign exchange rate between the euro and the U.S. dollar in connection with the rights offering. As of 31 December 2009, the amounts outstanding under our 2008 Senior Facilities Agreement had been reduced to USD 17.2 billion. We refinanced the debt incurred under our 2008 Senior Facilities Agreement and other indebtedness with a combination of (1) cash generated from our operations, (2) the proceeds of asset disposals and (3) the proceeds of a series of debt capital market offerings. For details of the debt capital market offerings we undertook in 2009, see “—Net Debt and Equity.” On 26 February 2010, we entered into USD 17.2 billion of senior credit agreements, including the USD 13 billion 2010 Senior Facilities Agreement, enabling us to fully refinance the 2008 Senior Facilities Agreement. These facilities extend our debt maturities while building additional liquidity, thus enhancing our credit profile as evidenced by the improved terms under the facilities, which do not include financial covenants and mandatory prepayment provisions. On 6 April 2010 we drew USD 10,050 million under the 2010 Senior Facilities Agreement and fully repaid the 2008 Senior Facilities Agreement, which has been terminated. The terms of the 2010 Senior Facilities Agreement, as well as its intended use, are described under “Item 10. Additional Information—C. Material Contracts—Refinancing the 2008 Senior Facilities Agreement.”

Following the Anheuser-Busch acquisition and the resulting increased leverage, we publicly stated an objective of achieving asset disposals aggregating approximately USD 7 billion, the proceeds of which were to be used in repaying indebtedness under our 2008 Senior Facilities Agreement. Pursuant to our disposal program, we entered into agreements for the sale of the 27% stake in Tsingtao (with cash proceeds of USD 901 million), of Oriental Brewery (with cash proceeds of USD 1.5 billion), of four metal beverage can and lid manufacturing plants from our U.S. metal packaging subsidiary (with cash proceeds of USD 577 million), of our Tennent’s Lager brand and associated trading assets in Scotland, Northern Ireland and the Republic of Ireland (with cash proceeds of USD 265 million), of our indirect wholly owned subsidiary, Busch Entertainment Corporation (with cash proceeds of USD 2.3 billion) and of our Central European operations (with cash proceeds of USD 1.6 billion). Disposals completed in 2009, including disposals of assets, resulted in USD 7.4 billion net cash proceeds, allowing us to meet our publicly stated objective. We intend to continue to reduce our aggregate financial indebtedness through a combination of strong operating cash flow generation and a short-term reduction in dividend payments.

As of 31 December 2008, the amount of outstanding unsecured bank loans payable within 12 months was USD 10.7 billion. After the debt refinancing we undertook in 2009, as described above, the amount of outstanding unsecured bank loans payable within 12 months, as of 31 December 2009, was reduced to USD 1.6 billion. See “Item 5. Operating and Financial Review—H. Contractual Obligations and Contingencies—Contractual Obligations.”

Our ability to manage the maturity profile of our debt and repay our outstanding indebtedness in line with management plans will nevertheless depend upon market conditions. If such uncertain market conditions as experienced in the period between late 2007 and early 2009 reoccur in the future, our costs could increase beyond what is currently anticipated. Such costs could have a material adverse impact on our cash flows, results of operations or both. In addition, an inability to refinance all or a substantial amount of our debt obligations when they become due would have a material adverse effect on our financial condition and results of operations. See “Item 2. Key Information—D. Risk Factors—Risks Relating to Our Business—We may not be able to obtain the necessary funding for our future capital or refinancing needs and we face financial risks due to our level of debt and uncertain market conditions.”

Our cash and cash equivalents less bank overdrafts as of 31 December 2009 amounted to USD 3,661 million. As of 31 December 2009, we had an aggregate of USD 1,029 million available to us under committed short-term credit facilities and an aggregate of USD 4,965 million available to us under committed long-term credit facilities. Although we may borrow such amounts to meet our liquidity needs, we principally rely on cash flows from operating activities to fund our continuing operations.

Cash Flow

The following table sets forth our consolidated cash flows for the years ended 31 December 2009, 2008 and 2007:

	Year ended 31 December, (audited)
	2009	2008(1)	2007
	(USD million)
Cash flow from operating activities(1)	9,124	5,533	5,557
Cash flow from (used in) investing activities(1)	5,269	(54,878)	(3,225)
Cash flow from (used in) financing activities	(13,096)	49,879	(1,327)

Note:

(1)	2008 figures have been reclassified to conform to the 2009 presentation of the outstanding consideration payable to former Anheuser-Busch shareholders who did not claim the proceeds by year-end 2008 and transaction costs payable on the Anheuser-Busch acquisition. As a result USD 625 million of cash flow in 2008 was reclassified from “Increase in trade and other payables” within “Cash flow from operating activities” to “Acquisition of subsidiaries, net of cash acquired” under “Cash flow used in investing activities.”

Cash Flow from Operating Activities

Our cash flows from operating activities for the years ended 31 December 2009, 2008 and 2007 were as follows:

	Year ended 31 December, (audited)
	2009	2008	2007
	(USD million)
Profit (including non-controlling interests)	5,877	3,126	4,167
Interest, taxes and non-cash items included in profit	7,353	4,809	2,920

Cash flow from operating activities before changes in working capital and provisions	13,230	7,935	7,087
Change in working capital(1) (2)	787	177	370
Pension contributions and use of provisions	(548)	(490)	(496)
Interest, dividends, and taxes (paid)/received	(4,345)	(2,089)	(1,404)

Cash flow from operating activities(2)	9,124	5,533	5,557

Notes:

(1)	For purposes of the table above, working capital includes inventories, trade and other receivables and trade and other payables, both current and non-current.
(2)	2008 figures have been reclassified to conform to the 2009 presentation of the outstanding consideration payable to former Anheuser-Busch shareholders who did not claim the proceeds by year-end 2008 and transaction costs payable on the Anheuser-Busch acquisition. As a result USD 625 million of cash flow in 2008 was reclassified from “Increase in trade and other payables” under “Change in working capital” within “Cash flow from operating activities” to “Acquisition of subsidiaries, net of cash acquired” under “Cash flow used in investing activities.”

Non-cash items included in profit include: depreciation, amortization and impairments, including impairment losses on receivables and inventories; additions and reversals in provisions and employee benefits; losses and gains on sales of property, plant and equipment, intangible assets, subsidiaries and assets held for sale; equity share-based payment expenses; share of result of associates; net finance cost; income tax expense and other non-cash items included in profit. Please refer to our consolidated financial statements included in this Form 20-F for a more comprehensive overview of our cash flow from operating activities.

Our primary source of cash flow for our ongoing activities and operations is our cash flow from operating activities. For extraordinary transactions (such as the Anheuser-Busch acquisition), we may, from time to time, also rely on cash flows from other sources. See “—Cash Flow from Investing Activities” and “Cash Flow from Financing Activities,” below.

Net cash from operating activities in 2009 increased by USD 3,591 million, or 64.9%, as compared to 2008. The improvement was the combined result of higher profit following the Anheuser-Busch acquisition and improved working capital management, partly offset by an increase in interests and taxes paid. We devote substantial efforts to the more efficient use of our working capital especially those elements of our working capital that are perceived as ‘core’ (including trade receivables, inventories and trade payables). The initiatives to improve our working capital include the implementation of best practices on collection of receivables and inventory management, such as optimizing our inventory levels per stock taking unit, improving the batch sizes in our production process and optimizing the duration of overhauls. Similarly, we aim to efficiently manage our payables by reviewing our standard terms and conditions on payments and resolving, where appropriate, the terms of payment within 120 days upon receipt of invoice. The positive change in working capital in 2009 was USD 787 million. This includes a USD 578 million cash outflow from derivatives. If the cash outflow from derivatives had been excluded, the change in our working capital would have resulted in a positive USD 1,365 million cash impact.

Net cash from operating activities decreased by USD 24 million, or 0.4%, for the year ended 31 December 2008 as compared to the same period in 2007. The decrease for the year ended 31 December 2008 was primarily the result of higher taxes and interest paid in 2008 as well as an increase in inventories due to higher prices of raw materials (particularly malt), partially offset by higher non-cash items included in profit during 2008, primarily depreciation and amortization and net finance costs due to the acquisition of Anheuser-Busch.

Cash Flow from Investing Activities

Our cash flows from investing activities for the years ended 31 December 2009, 2008 and 2007 were as follows:

	Year ended 31 December (audited)
	2009	2008	2007
	(USD million)
Net capital expenditure(1)	(1,386)	(2,424)	(1,969)
Net acquisition of subsidiaries and associates, net of cash acquired/disposed of, and purchase of non-controlling interests(2)	4,586	(52,432)	(1,259)
Proceeds from the sale of associates and assets held for sale(3)	1,813	89	—
Other(3)	256	(111)	3

Cash flow from (used in) investing activities(2)	5,269	(54,878)	(3,225)

Notes:

(1)	Net capital expenditure consists of acquisitions of plant, property and equipment and of intangible and other assets, minus proceeds from sale.
(2)	2008 figures have been reclassified to conform to the 2009 presentation of the outstanding consideration payable to former Anheuser-Busch shareholders who did not claim the proceeds by year-end 2008 and transaction costs payable on the Anheuser-Busch acquisition. As a result USD 625 million of cash flow in 2008 was reclassified from “Increase in trade and other payables” under “Change in working capital” within “Cash flow from operating activities” to “Acquisition of subsidiaries, net of cash acquired” under “Cash flow used in investing activities.”
(3)	2008 figures have been reclassified to conform to the 2009 presentation.

Net cash received from investing activities was USD 5,269 million in 2009 as compared to USD 54,878 million of cash used in investing activities during 2008. This difference mainly results from the cash outflow from the Anheuser-Busch acquisition in 2008 compared to the cash inflow from the disposal program we executed in 2009. Pursuant to this disposal program we divested during 2009, our 27% stake in Tsingtao (China), Oriental Brewery (Korea), four metal beverage can lid manufacturing plants from our U.S. metal packaging subsidiary, Busch Entertainment Corporation, our Central European Operations, the Tennent’s Lager brand and associated trading assets in Scotland, Northern Ireland and the Republic of Ireland and InBev USA.

Sale of subsidiaries, net of cash disposed of accounted for our most significant cash generation in 2009. Conversely, acquisition of subsidiaries, net of cash acquired, the purchase of non-controlling interests and the acquisition of plant, property and equipment accounted for our most significant cash outlays in each of the two years ending 31 December 2008 and 2007.

The evolution of the cash used in investment activities from USD 3,225 million in 2007 to USD 54,878 million in 2008 is mainly explained by the Anheuser-Busch acquisition for which the net cash used amounted to USD 52,652 million. Further details on the Anheuser-Busch acquisition are disclosed in note 6 to our audited consolidated financial statements as of 31 December 2009 and 2008, and for the three years ended 31 December 2009 and under “Item 10. Additional Information—C. Material Contracts—The Merger Agreement.”

Cash Flow from Financing Activities

Our cash flows from financing activities for the years ended 31 December 2009, 2008 and 2007 were as follows:

	Year ended 31 December (audited)
	2009	2008	2007
	(USD million)
Net proceeds from the issue of share capital	76	9,764	115
Net purchase of treasury shares	—	(797)	(821)
Proceeds from borrowings	27,834	56,425	8,950
Payments on borrowings	(39,627)	(11,953)	(8,449)
Cash net financing costs other than interests	(62)	(632)	(60)
Payment of finance lease liabilities	(4)	(6)	(10)
Dividends paid(1)	(1,313)	(2,922)	(1,052)

Cash flow from (used in) financing activities	(13,096)	49,879	(1,327)

Note:

(1)	Dividends paid in 2009 consisted primarily of USD 598 million paid by Anheuser-Busch InBev SA/NV and USD 680 million paid by AmBev. Dividends paid in 2008 consist primarily of USD 1,983 million paid by Anheuser-Busch InBev SA/NV, USD 630 million paid by AmBev and USD 268 million paid by Anheuser-Busch.

Cash flows used in financing activities amounted to USD 13,096 million for the year ended 31 December 2009, as compared to USD 49,879 million of positive cash flows from financing activities for the year ended 31 December 2008. The change was primarily due the effects of our deleveraging program, resulting in higher payments on borrowings, and lower proceeds from borrowing reflecting debt refinancing and principal repayments made during the year ended 31 December 2009, as compared to the cash inflow in 2008 reflecting the funding of the Anheuser-Busch acquisition.

Cash flows from financing activities for the year ended 31 December 2008 amounted to USD 49,879 million, compared to cash flows used in financing activities which amounted to USD 1,327 million for the year ended 31 December 2007. The change was primarily due to an increase in the net proceeds from the issue of share capital in the amount of USD 9,764 million pursuant to a rights offering that was completed in December 2008 and an increase in proceeds from borrowings, related to the 2008 Senior Facilities Agreement entered into to finance a part of the Anheuser-Busch acquisition. Proceeds of the rights offering were used to repay debt incurred under the bridge facility used to finance a part of the Anheuser-Busch acquisition.

Transfers from Subsidiaries

The amount of dividends payable by our operating subsidiaries to us is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. For example, in Brazil, which accounted for 28.2% of our actual reported profit from operations for the year ended 31 December 2009, current legislation permits the Brazilian government to impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance in Brazil’s balance of payments. For approximately six months in 1989 and early 1990, the Brazilian government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors in order to conserve Brazil’s foreign currency reserves.

Dividends paid to us by certain of our subsidiaries are also subject to withholding taxes. Withholding tax, if applicable, generally does not exceed 10%.

Capital transfer restrictions are also common in certain emerging market countries, and may affect our flexibility in implementing a capital structure we believe to be efficient. For example, China has very specific approval regulations for all capital transfers to or from the country and certain capital transfers to and from the Ukraine are subject to obtaining a specific permit.

Funding Sources

Funding Policies

We aim to secure committed credit lines with financial institutions to cover our liquidity risk on a 12-month and 24-month basis. Liquidity risk is identified using both the budget and strategic planning process input of the AB InBev Group on a consolidated basis. Depending on market circumstances and the availability of local (debt) capital markets, we may decide, based on liquidity forecasts, to secure funding on a medium- and long-term basis.

We also seek to continuously optimize our capital structure with a view to maximizing shareholder value while keeping desired financial flexibility to execute strategic projects. Our capital structure policy and framework aims to optimize shareholder value through tax efficient maximization of cash flow distribution to us from our subsidiaries, while maintaining an investment-grade rating and minimizing cash and investments with a return below our weighted average cost of capital.

Cash and Cash Equivalents

Our cash and cash equivalents less bank overdrafts at each of 31 December 2009, 2008 and 2007 were as follows:

	Year ended 31 December (audited)
	2009	2008	2007
	(USD million)
Total	3,661	2,171	1,831

As of 31 December 2009, cash and cash equivalents include restricted cash of USD 274 million, of which USD 46 million reflects the outstanding consideration payable to former Anheuser-Busch shareholders who had not yet claimed the proceeds due to them, and USD 228 million relates to restricted cash held in escrow accounts following the disposal of our Central European subsidiaries.

For operational purposes, we hold cash and cash equivalents in the functional currencies of our operating companies. However, based on our most significant regions of operation, as of 31 December 2009, a significant amount of our cash and cash equivalents were held in the U.S. dollar (31% of total cash and cash equivalents), the Brazilian real (52% of total cash and cash equivalents). As of 31 December 2008, 34% of our cash and cash equivalents were held in the U.S. dollar, 31% were held in the real and 18% were held in the euro.

Borrowings

Pursuant to the long- and short-term financing commitments in the amount of USD 54.8 billion that we obtained in connection with the Anheuser-Busch acquisition, we drew down USD 53.8 billion for the closing of the acquisition, which significantly increased our level of indebtedness on a consolidated basis. For further information regarding our financing commitments in connection with the Anheuser-Busch acquisition and the refinancing thereof, see “Item 10. Additional Information—C. Material Contracts—Financing the Anheuser-Busch Acquisition” and “Item 10. Additional Information—C. Material Contracts—Refinancing the 2008 Senior Facilities Agreement.”

On 18 December 2008, we repaid the USD 9.8 billion bridge facility loan we had incurred with the net proceeds of the November 2008 rights offering and cash proceeds we received from pre-hedging the foreign exchange rate between the euro and the U.S. dollar in connection with the rights offering. If drawn, all of the remaining USD 45 billion financing commitments under our 2008 Senior Facilities Agreement entered into by us in connection with the Anheuser-Busch acquisition would bear interest at variable rates. As of 31 December 2009, USD 17.2 billion of the variable-rate financing drawn down by us under the 2008 Senior Facilities Agreement remained outstanding, and, except as described below, we will be exposed to interest rate risk on such amount. In accordance with our dynamic interest rate hedging approach (see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments—Interest Rate Risk”), we have entered into hedging arrangements with respect to a substantial portion of the amounts borrowed under these financing commitments for an initial three-year period. At the time of the Anheuser-Busch acquisition, the interest rate for an amount of up to USD 34.5 billion of the financing commitments had effectively been fixed at 3.875% per annum (plus applicable fixed spreads) from 2009 to 2011. From this USD 34.5 billion hedged amount, USD 25 billion was designated to hedge the 2008 Senior Facilities Agreement, USD 5 billion was designated to a pre-hedging of the January 2009 Notes Offering, USD 3 billion was designated to a pre-hedging of the May 2009 Notes Offering and USD 1 billion was designated to a pre-hedging of the October 2009 Notes Offering. See “—Net Debt and Equity” below.

These hedging arrangements include a series of forward U.S. dollar LIBOR fixed interest-rate swaps. As a result, effective from January 2009, the interest rate for the USD 17.2 billion from Facilities C and D remaining outstanding under the 2008 Senior Facilities Agreement was fixed at a weighted average rate of 4.038% per annum (plus applicable fixed spreads), in each case for the period from 2009 to 2011. In addition, with respect to an amount of up to USD 7.4 billion, the interest rates applicable during the subsequent period, from 2011 to 2013, have effectively been fixed at 2.85% per annum, plus applicable fixed spreads. These and other hedging arrangements we have entered into resulted in an increase in our trade and other payables for 2009. As a result of the partial prepayment of amounts drawn under the 2008 Senior Facilities Agreement in the fourth quarter of 2009, we recognized a exceptional finance cost of USD 474 million in hedging losses, as the interest rate swaps hedging the re-paid parts of the senior facilities are no longer effective. The repayment of the remainder of the 2008 Senior Facilities Agreement will result in the recognition of additional hedging losses in 2010. See “Item 10. Additional Information—B. Significant Changes.”

Our borrowings are linked to different interest rates, both variable and fixed. As of 31 December 2009, after certain hedging and fair value adjustments, USD 7.2 billion, or 14.6%, of our interest-bearing financial liabilities (which include loans, borrowings and bank overdrafts) bore a variable interest rate, while USD 41.9 billion, or 85.4%, bore a fixed interest rate.

On 26 February 2010, we entered into USD 17.2 billion of senior credit agreements, including the USD 13 billion 2010 Senior Facilities Agreement, enabling us to fully refinance the 2008 Senior Facilities Agreement. These facilities extend our debt maturities while building additional liquidity, thus enhancing our credit profile as evidenced by the improved terms under the facilities, which do not include financial covenants and mandatory prepayment provisions. On 6 April 2010 we drew USD 10,050 million under the 2010 Senior Facilities Agreement and fully repaid the 2008 Senior Facilities Agreement, which has been terminated. The terms of the 2010 Senior Facilities Agreement, as well as its intended use, are described under “Item 10. Additional Information—C. Material Contracts—Refinancing the 2008 Senior Facilities Agreement.”

Further, upon the completion of the acquisition, Anheuser-Busch became part of our consolidated group and its outstanding indebtedness became part of our consolidated liabilities. Anheuser-Busch InBev SA/NV has also guaranteed the outstanding capital markets debt issued or guaranteed by Anheuser-Busch and may guarantee Anheuser-Busch’s obligations under any guarantee provided by Anheuser-Busch of its subsidiaries’ other debt obligations. As of 31 December 2009, the Anheuser-Busch obligations guaranteed by Anheuser-Busch InBev SA/NV amounted to USD 7.2 billion.

Most of our other interest-bearing loans and borrowings are for general corporate purposes, based upon strategic capital structure concerns, although certain borrowings are incurred to fund significant acquisitions of subsidiaries, such as the borrowings to fund the Anheuser-Busch acquisition. Although seasonal factors affect the business, they have little effect on our borrowing requirements.

On 8 December 2005, InBev (as borrower), Brandbrew S.A., Cobrew SA/NV and InBev Belgium (as borrowers and guarantors) entered into a EUR 2.5 billion revolving loan facility with, among others, ABN AMRO Bank N.V., Calyon, Citigroup Global Markets Ltd and ING Belgium NV/SA (as bookrunners), Fortis Bank SA/NV (as facility agent) and certain banks and financial institutions (as original lenders). This facility can be used for general corporate purposes, including but not limited to acquisitions and, without having an obligation to do so, refinancing the indebtedness of the AB InBev Group. This facility contains customary representations and warranties, covenants and events of default and is unsecured. The final maturity date of this facility is 8 December 2012. As of 31 December 2009, EUR 2.5 billion remained available to be drawn under this facility. On 5 February 2010 and 6 April 2010, we borrowed EUR 300 million (USD 420 million) and EUR 220 million (USD 297 million), respectively, under this facility and used the proceeds to prepay part of Facility C of our 2008 Senior Facilities Agreement. On 5 March 2010, we borrowed EUR 1.2 billion (USD 1.6 billion) under this facility and used the proceeds to prepay part of Facility D of our 2008 Senior Facilities Agreement. See “Item 10. Additional Information—C. Material Contracts—Financing the Anheuser-Busch Acquisition.”

We have also established a Belgian commercial paper program under which Anheuser-Busch InBev SA/NV and Cobrew NV/SA may issue and have outstanding at any time commercial paper notes up to a maximum aggregate amount of EUR 1.0 billion (USD 1.4 billion) or its equivalent in alternative currencies. The proceeds from the issuance of any such notes may be used for general corporate purposes. The notes may be issued in two tranches: Tranche A has a maturity of not less than seven and not more than 364 days from and including the day of issue, Tranche B has a maturity of not less than one year. As of 31 December 2009, we had borrowed approximately USD 602 million under the program. Our ability to borrow additional amounts under the program is subject to investor demand. If we are ever unable to borrow under this commercial program, we may borrow an additional amount, or refinance commercial paper as it becomes due, up to an amount of EUR 125 million (USD 180 million) under a committed special-purpose credit line or through the use of our other committed lines of credit.

For details of debt issuances used to refinance our already existing debt, see “—Net Debt and Equity.”

Our net debt is denominated in various currencies, though primarily in the U.S. dollar, the euro, the Brazilian real and the Canadian dollar. Our policy is to have our subsidiaries incur debt in their functional currencies, through long-term or short-term borrowing arrangements, either directly in their functional currencies or indirectly through hedging arrangements, to the extent possible.

The currency of borrowing is driven by various factors in the different countries of operation, including a need to hedge against functional currency inflation, currency convertibility constraints, or restrictions imposed by exchange control or other regulations. In accordance with our policy aimed at achieving an optimal balance between cost of funding and volatility of financial results, we seek to match borrowing liabilities to functional currency cash flow, and may enter into certain financial instruments in order to mitigate currency risk. We have also entered into certain financial instruments in order to mitigate interest rate risks. For further details on our approach to hedging foreign currency and interest rate risk, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments.”

We have substantially increased our U.S. dollar liabilities as a result of U.S. dollar amounts borrowed and assumed in connection with the Anheuser-Busch acquisition. Following the acquisition, we adopted a hybrid currency matching model pursuant to which we may (i) match net debt currency exposure to cash flows in such currency, measured on the basis of EBITDA, as defined, adjusted for exceptional items, by swapping a significant portion of U.S. dollar debt to other currencies, such as Brazilian real (with a higher coupon), although this would negatively impact our profit and earnings due to the higher Brazilian real interest coupon, and (ii) use Anheuser-Busch’s U.S. dollar cash flows to service interest payments under our debt obligations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments—Foreign Currency Risk” for further details of our hedging arrangements. For our definition of EBITDA, as defined, see “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2009 Compared to Year Ended 31 December 2008—EBITDA, as defined.”

We were in compliance with all our debt covenants as of 31 December 2009. For further details regarding our total current and non-current liabilities, please refer to note 24 of our audited consolidated financial statements as of 31 December 2009 and 2008, and for the three years ended 31 December 2009.

The following table sets forth the level of our current and non-current interest-bearing loans and borrowings as of 31 December 2009 and 2008:

	Year ended 31 December (audited)
	2009	2008 (adjusted)
	(USD million)
Secured bank loans	83	107
Unsecured bank loans	20,175	50,553
Unsecured bond issues	28,513	8,432
Secured other loans	20	7
Unsecured other loans	223	174
Finance lease liabilities	50	67

Total (1)	49,064	59,340

Note:

(1)	Total shown excludes USD 28 million of bank overdrafts in 2009, USD 765 million in 2008 and USD 117 million in 2007.

The following table sets forth the contractual maturities of our interest-bearing liabilities as of 31 December 2009:

	Carrying Amount(1)	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(USD million)
Secured bank loans	83	30	38	15	—
Unsecured bank loans	20,175	1,559	6,075	12,416	125
Unsecured bond issues	28,513	387	4,603	6,684	16,839
Secured other loans	20	14	—	6	—
Unsecured other loans	223	19	118	26	60
Finance lease liabilities	50	6	8	1	35

Total (2)	49,064	2,015	10,842	19,148	17,059

Notes:

(1)	“Carrying Amounts” refers to net book value as recognized in the balance sheet at 31 December 2009.
(2)	Total shown excludes USD 28 million of bank overdrafts in 2009.

Please refer to note 29(c) of our audited consolidated financial statements as of 31 December 2009 and 2008, and for the three years ended 31 December 2009 for a description of the currencies of our financial liabilities and a description of the financial instruments we use to hedge our liabilities.

Credit Rating

As of 31 December 2009, our credit rating from Standard and Poor’s is BBB+ for long-term obligations and A-2 for short-term obligations, and our credit rating from Moody’s Investors Service is Baa2 for long-term obligations. Credit ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any of our or our subsidiaries’ securities.

Capital Expenditures

We spent USD 1,386 million (net of proceeds from the sale of property, plant, equipment and intangible assets) in 2009 on acquiring capital assets. Of this amount, approximately 47% was used to improve our production facilities, while 43% was used for logistics and commercial investments. Approximately 10% was used for improving administrative capabilities and purchase of hardware and software.

We spent USD 2,424 million in 2008 on acquiring capital assets. In 2008, out of the total capital expenditures, approximately 66% was used to improve our production facilities, while 24% was used for logistics and commercial investments. Approximately 10% was used for improving administrative capabilities and purchase of hardware and software.

We spent USD 1,969 million during 2007 on acquiring capital assets. Of our total capital expenditures in 2007, approximately 67% was used to improve our production facilities, 22% was used for logistics and commercial investments and approximately 11% was used for improving administrative capabilities and purchase of hardware and software.

Investments and Disposals

We acquired the Budweiser distribution rights in Paraguay for an amount of USD 24 million in April 2009 and we bought a Pepsi bottler in Bolivia for USD 27 million in March 2009.

During 2009, we also disposed of certain of our businesses:

•

On 13 March 2009, we completed the sale of InBev USA, the exclusive importer of Labatt branded beer in the United States, to an affiliate of KPS Capital Partners, LP to satisfy requirements imposed by the U.S. Department of Justice in connection with its clearance of our acquisition of Anheuser-Busch.

•

On 30 April 2009, we completed the sale of 19.9% of Tsingtao to Asahi Breweries, Ltd. for USD 667 million. We used the net proceeds from this divestiture to repay part of the 2008 Senior Facilities Agreement we incurred to finance the Anheuser-Busch acquisition. On 8 May 2009, we announced that we had entered into an agreement with a private investor, Mr. Chen Fashu, to sell our remaining 7% stake in Tsingtao for USD 235 million. The sale was completed on 5 June 2009.

•

On 24 July 2009, we completed the sale of Oriental Brewery, South Korea’s second largest brewery, to an affiliate of KRR for USD 1.8 billion, which resulted in USD 1.5 billion of cash proceeds and receipt of a USD 0.3 billion note receivable at closing. On 12 March 2010, the note receivable was sold for USD 0.3 billion in cash. We expect to continue our relationship with Oriental Brewery through the exchange of best practices, by granting Oriental Brewery exclusive distribution rights over certain brands in South Korea including Budweiser, Bud Ice and Hoegaarden, and by having an ongoing contingent interest in Oriental Brewery through an agreed earn-out. In addition, we will have the right, but not the obligation, to reacquire Oriental Brewery five years after the closing of the transaction based on predetermined financial terms. The divestiture of Oriental Brewery is part of our ongoing deleveraging program and allows us to repay debt incurred as a result of the Anheuser-Busch acquisition.

•

On 29 September 2009, we completed the sale of our Tennent’s Lager brand and associated trading assets in Scotland, Northern Ireland and the Republic of Ireland (part of InBev UK Limited) to C&C Group plc for a total enterprise value of GBP 180 million. Included in the sale are the Glasgow Wellpark Brewery in Scotland, where Tennent’s Lager is brewed, rights to the Tennent’s Lager brand itself, Tennent’s Ales and assets located in Scotland, Northern Ireland and the Republic of Ireland. As part of the agreement, we appointed C&C Group as distributor of certain of our brands in Scotland, Northern Ireland and the Republic of Ireland, and C&C Group granted us the right to use the Tennent’s Super and Tennent’s Pilsner brands in certain jurisdictions.

•

On 1 October 2009, we completed the sale of four metal beverage can and lid manufacturing plants from our U.S. metal packaging subsidiary, Metal Container Corporation, to Ball Corporation for an aggregate purchase price of USD 577 million. In connection with this transaction, Ball Corporation has entered into a long-term supply agreement to continue to supply us with metal beverage cans and lids from the divested plants, and has committed, as part of the acquisition agreement, to offer employment to each active employee of the plants.

•

On 1 December 2009, we completed the sale of our indirect wholly owned subsidiary, Busch Entertainment Corporation, to an entity established by Blackstone Capital Partners V L.P., for up to USD 2.7 billion. The purchase price was comprised of a cash payment of USD 2.3 billion and a right to participate in Blackstone Capital Partners’ return on its initial investment, which is capped at USD 400 million.

•

On 2 December 2009, we completed the sale of our Central European operations to CVC Capital Partners for an enterprise value of USD 2.2 billion, of which USD 1.6 billion was cash, USD 448 million was received as an unsecured deferred payment obligation with a six-year maturity and USD 165 million represents the estimated value to minorities. We also received additional rights to a future payment estimated up to USD 800 million contingent on CVC’s return on its initial investments. As a result of the sale, we recorded a capital gain of approximately USD 1.1 billion. Under the terms of the agreement, our operations in Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Hungary, Montenegro, Romania, Serbia and Slovakia were sold. CVC Capital Partners agreed to brew and/or distribute Stella Artois, Beck’s, Löwenbräu, Hoegaarden, Spaten and Leffe in the above countries under license from us. We retain rights to brew and distribute Staropramen in several countries including Ukraine, Russia, the United States, Germany and the United Kingdom. In addition, we have a right of first offer to reacquire the business should CVC Capital Partners decide to sell in the future.

In addition, under the AmBev Exchange of Share Ownership-Program, a number of AmBev shareholders who are part of our senior management exchanged AmBev shares for our shares which increased our economic interest percentage in AmBev.

In 2008, our expenditures on acquiring businesses were largely the result of the Anheuser-Busch acquisition, for which the total amount of funds required was approximately USD 54.8 billion and for which we recognized goodwill of USD 32.9 billion allocated primarily to our U.S. business on the basis of expected synergies. Aside from this acquisition, we spent USD 946 million during 2008 on acquisitions of businesses and purchases of non-controlling interests. We reached an agreement to purchase the Cintra brands in January 2008 and subsequently sold the Cintra brands at net carrying value in May 2008. We also acquired several local distributors throughout the world during 2008. These distributors were immediately integrated in our operations and goodwill on these transactions amounted to USD 85 million. We also received a USD 47 million cash inflow from the disposal of certain wholesalers in Western Europe and the partial collection of the remaining receivables from the sale of Immobrew in 2007. Our purchases of non-controlling interests principally related to AmBev (through AmBev’s share buyback programs), Zhejiang Shiliang Brewery Co., Ltd. and Quinsa. As a result of a share buy-back program of AmBev shares during 2008, our percentage interest in AmBev increased from 61.01% to 61.75%. Other purchases of non-controlling interests related to the buy-out of InBev Shiliang (Zhejiang) Brewery and to the closing of AmBev’s tender offer for Quinsa shares, resulting in an increase of AmBev’s economic interest in Quinsa to 99.83%. The total cash consideration for these purchases of non-controlling interests amounted to USD 853 million, including USD 342 million for the repurchase of shares by AmBev. As the related subsidiaries were already fully consolidated, the purchases did not impact our profit, but reduced the non-controlling interests and thus impacted the profit attributable to our equity holders.

During the course of 2007, we spent USD 1,836 million on acquisitions of businesses and purchases of non-controlling interests. In 2007, our expenditures on acquiring businesses were largely the result of the acquisition of Lakeport (for an aggregate purchase price of just over CAD 201.4 million), Goldensand Comercio e Serviços Lda, the controlling shareholder of Cervejarias Cintra Ind. e Com. Ltda. (for a total transaction value of approximately USD 150 million), and several local distributors, while our purchases of non-controlling interests principally related to the AmBev share buyback programs (whereby 25.6 million AmBev shares were acquired for an amount of USD 1,544 million) and our share buyback program under which we acquired 10.3 million of our shares for an amount of USD 821 million.

Net Debt and Equity

We define net debt as non-current and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash. Net debt is a financial performance indicator that is used by our management to highlight changes in our overall liquidity position. We believe that net debt is meaningful for investors as it is one of the primary measures our management uses when evaluating our progress towards deleveraging.

The following table provides a reconciliation of our net debt to the sum of current and non-current interest bearing loans and borrowings as of the dates indicated:

	31 December (audited)
	2009	2008 (adjusted)
	(USD million)
Non-current interest bearing loans and borrowings	47,049	48,039
Current interest bearing loans and borrowings	2,015	11,301

Total	49,064	59,340
Bank overdrafts	28	765
Cash and cash equivalents	(3,689)	(2,936)
Interest-bearing loans granted (included within Trade and other receivables)	(48)	(97)
Debt securities (included within Investment securities)	(181)	(398)

Total net debt	45,174	56,674

Our net debt decreased to USD 45,174 million as of 31 December 2009, from USD 56,674 million as of 31 December 2008. Apart from operating results net of capital expenditures, our net debt was reduced by the net proceeds from the sale of our associates, subsidiaries and assets (USD 7,372 million), offset by dividend payments to our shareholders (USD 598 million), dividend payments to non-controlling shareholders of AmBev (USD 680 million), the payment of previously unclaimed consideration to former Anheuser-Busch shareholders and the payment of other transaction costs associated with the Anheuser-Busch acquisition (USD 579 million), and the impact of changes in foreign exchange rates (USD 897 million).

Our net debt increased to USD 56,674 million as of 31 December 2008, from USD 7,497 million as of 31 December 2007. Apart from operating results net of capital expenditures, our net debt was impacted by the net proceeds from the issue of share capital (USD 9,764 million), offset by the acquisition of Anheuser-Busch and other business combinations (USD 52,251 million); our share buy-back program (USD 1,044 million) and AmBev’s share buy-back program (USD 342 million); the purchase of non-controlling interests of Quinsa and Zheijang Shiliang (USD 432 million and USD 79 million, respectively); dividend payments (USD 2,922 million) and the impact of changes in foreign exchange rates.

Consolidated equity attributable to our equity holders as at 31 December 2009 was USD 30,318 million, compared to USD 22,442 million at the end of 2008. The combined effect of the strengthening of the Brazilian real, the Canadian dollar, the euro, the pound sterling, the Mexican peso, and the weakening of the Argentinean peso, the Chinese yuan and the Russian ruble resulted in a positive foreign exchange translation adjustment of USD 2,216 million.

Consolidated equity attributable to our equity holders as of 31 December 2008 was USD 22,442 million, compared to USD 20,057 million as of 31 December 2007 primarily reflecting the capital increase as a result of the rights offering we completed in December 2008, which was partially offset by foreign exchange translation adjustments. The movement of the foreign exchange translation adjustment of USD 3,866 million is primarily the effect of the weakening of the closing rates of the Mexican peso, the Brazilian real, the Pound sterling, the Russian ruble, the South Korean won, the Ukrainian hryvnia and the Canadian dollar.

Note that further details on equity movements can be found in our consolidated statement of changes in equity to our audited consolidated financial statements as of, and for the three years ended, 31 December 2009.

Acquisition of Anheuser-Busch

To finance the acquisition of Anheuser-Busch, we entered into the USD 45 billion 2008 Senior Facilities Agreement (of which USD 44 billion was ultimately drawn) and a USD 9.8 billion bridge facility agreement, enabling us to consummate the acquisition, including the payment of USD 52.5 billion to shareholders of Anheuser-Busch, refinancing certain Anheuser-Busch indebtedness, payment of all transaction charges, fees and expenses, and accrued, but unpaid interest to be paid on Anheuser-Busch’s outstanding indebtedness, which together amounted to approximately USD 54.8 billion.

On 18 December 2008, we repaid the debt we had incurred under the bridge facility with the net proceeds of our November 2008 rights offering and cash proceeds we received from pre-hedging the foreign exchange rate between the euro and the U.S. dollar in connection with the rights offering. The rights offering is described further below under “—Rights Offering.”

As of 31 December 2009, the amounts outstanding under the USD 45 billion 2008 Senior Facilities Agreement had been reduced to USD 17.2 billion.

The transaction costs of the Anheuser-Busch acquisition (including entering into the financing agreements) totaled approximately USD 1.2 billion, of which USD 0.3 billion were allocated to goodwill, USD 0.1 billion related to the capital increase and USD 0.1 billion related to the senior and equity bridge facilities, commitment fees and equity bridge facility arrangement fees and are reported in the 2008 income statement and USD 0.7 billion related to the 2008 Senior Facilities Agreement arrangement fees and will be taken in the income statement as an accretion expense over the remaining life time of the financing using the effective interest rate method.

November 2008 Rights Offering

On 24 November 2008, we commenced an offering to existing shareholders of new shares without nominal value, each with a VVPR strip. The purpose of this share capital increase and offering of new shares was to refinance part of the bridge facility agreement upon which we drew in order to finance part of the consideration paid to shareholders of Anheuser-Busch in connection with the acquisition. Settlement of the rights offering occurred on 16 December 2008, with 986,109,272 new shares issued in exchange for an aggregate consideration of EUR 6.36 billion. Our new shares issued were of the same class as the previously existing shares and started trading on the regulated market of Euronext Brussels on 16 December 2008.

January 2009 Notes Offering

On 12 January 2009, we issued three series of notes in an aggregate principal amount of USD 5.0 billion, consisting of USD 1.25 billion aggregate principal amount of notes due 2014, bearing interest at 7.20%; USD 2.5 billion aggregate principal amount of notes due 2019, bearing interest at 7.75%; and USD 1.25 billion aggregate principal amount of notes due 2039, bearing interest at 8.20%. The net proceeds from the January Notes offering were used to repay USD 3.5 billion of the Facility B loan and USD 1.5 billion of the Facility A loan, both of which comprised part of the 2008 Senior Facilities Agreement and which are described under “Item 10. Additional Information—C. Material Contracts—Financing the Anheuser-Busch Acquisition.”

Euro MTN Notes Offerings

In the first half of 2009, we completed the issuance of eight series of notes, consisting of EUR 750 million aggregate principal amount of notes due 2013, bearing interest at 7.375%; EUR 750 million aggregate principal amount of notes due 2014, bearing interest at 6.57%; EUR 600 million aggregate principal amount of notes due 2017, bearing interest at 8.625%; EUR 50 million aggregate principal amount of notes due 2014, bearing interest at three-month EURIBOR plus 3.90%; GBP 550 million aggregate principal amount of notes due 2024, bearing interest at 9.75%; Swiss Franc (CHF) 600 million aggregate principal amount of notes due 2014, bearing interest at 4.5%; EUR 250 million aggregate principal amount of notes due June 2015, bearing interest at 5.75%; and GBP 750 million aggregate principal amount of notes due June 2017, bearing interest at 6.5%. The net proceeds from the Euro MTN Notes were used to repay approximately USD 2.447 billion of the Facility A loan under the 2008 Senior Facilities Agreement and approximately USD 1.1 billion of other short-term indebtedness. For a description of the Facility A loan, see “Item 10. Additional Information—C. Material Contracts—Financing the Acquisition.” On 24 February 2010, we re-filed the shelf base prospectus with the UK Financial Services Authority, enabling us to issue further notes under the program in 2010.

May 2009 Notes Offering

On 14 May 2009, we issued three series of notes in an aggregate principal amount of USD 3.0 billion, consisting of USD 1.55 billion aggregate principal amount of notes due 2014, bearing interest at 5.375%; USD 1.0 billion aggregate principal amount of notes due 2019, bearing interest at 6.875%; and USD 0.450 billion aggregate principal amount of notes due 2039, bearing interest at 8.0%. The net proceeds from the May 2009 Notes offering were used to repay USD 2.977 billion of the Facility A loan under the 2008 Senior Facilities Agreement, which is described under “Item 10. Additional Information—C. Material Contracts—Financing the Anheuser-Busch Acquisition.”

September 2009 Brazilian Notes

On 2 September 2009, we issued notes in an aggregate principal amount of 2.0 billion reais, which will mature on 12 August 2012. The notes bear interest at a floating rate of 114% of CDI, the monthly Brazilian interbank lending rate, and are guaranteed by us and another of our wholly owned subsidiaries, Interbrew International BV. The net proceeds of approximately USD 1 billion from the offering were used to pay down the Facility A loan under the 2008 Senior Facilities Agreement, which is described under “Item 10. Additional Information—C. Material Contracts—Financing the Anheuser-Busch Acquisition.”

October 2009 Notes Offering

On 16 October 2009, we issued four series of notes in an aggregate principal amount of USD 5.5 billion, consisting of USD 1.5 billion aggregate principal amount of notes due 2012, bearing interest at a rate of 3.000%; USD 1.25 billion aggregate principal amount of notes due 2015, bearing interest at a rate of 4.125%; USD 2.25 billion aggregate principal amount of notes due 2020, bearing interest at a rate of 5.375%; and USD 0.5 billion aggregate principal amount of notes due 2040, bearing interest at a rate of 6.375%. The net proceeds from the October 2009 Notes offering were used to repay the remaining balance of USD 4,107 million of Facility A, one year before its maturity, and to repay USD 1,348 million of the Facility C loan, under the 2008 Senior Facilities Agreement, which are described under “Item 10. Additional Information—C. Material Contracts—Financing the Anheuser-Busch Acquisition.”

2010 Facilities Agreements

On 26 February 2010, we entered into USD 17.2 billion of senior credit agreements, including the USD 13 billion 2010 Senior Facilities Agreement, enabling us to fully refinance the 2008 Senior Facilities Agreement. These facilities extend our debt maturities while building additional liquidity, thus enhancing our credit profile as evidenced by the improved terms under the facilities, which do not include financial covenants and mandatory prepayment provisions. On 6 April 2010 we drew USD 10,050 million under the 2010 Senior Facilities Agreement and fully repaid the 2008 Senior Facilities Agreement, which has been terminated. The terms of the 2010 Senior Facilities Agreement, as well as its intended use, are described under “Item 10. Additional Information—C. Material Contracts—Refinancing the 2008 Senior Facilities Agreement.”

March 2010 Notes Offering

On 24 March 2010, we announced the issuance of four series of notes in an aggregate principal amount of USD 3.25 billion, consisting of USD 500 million aggregate principal amount of notes due 2013, bearing interest at three-month LIBOR plus a spread of 0.73%; USD 1.0 billion aggregate principal amount of notes due 2013, bearing interest at a rate of 2.500%; USD 750 million aggregate principal amount of notes due 2015, bearing interest at a rate of 3.625%; and USD 1.0 billion aggregate principal amount of notes due 2020, bearing interest at a rate of 5.000%. The net proceeds from the March 2010 Notes offering were used to repay USD 3.23 billion of Facility D under the 2008 Senior Facilities Agreement, which is described under “Item 10. Additional Information—C. Material Contracts—Financing the Anheuser-Busch Acquisition.”

H. CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

Contractual Obligations

The following table reflects certain of our contractual obligations, and the effect such obligations are expected to have on our liquidity and cash flows in future periods, as of 31 December 2009:

		Payment Due By Period
Contractual Obligations	Contractual cash flows(2)	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(USD million)
Secured bank loans	(105)	(37)	(49)	(19)	—
Unsecured bank loans	(21,561)	(1,931)	(6,679)	(12,823)	(128)
Unsecured bond issues	(50,512)	(2,257)	(8,259)	(9,795)	(30,201)
Secured other loans	(21)	(15)	(2)	(6)	2
Unsecured other loans	(241)	(27)	(124)	(29)	(61)
Finance lease liabilities	(126)	(9)	(13)	(5)	(99)
Operating lease liabilities	(2,142)	(249)	(431)	(349)	(1,113)
Bank overdraft	(28)	(28)	—	—	—
Purchase commitments	(3,909)	(2,164)	(1,012)	(681)	(52)
Trade and other payables	(10,023)	(9,422)	(479)	(57)	(65)

Total (1)	(88,668)	(16,139)	(17,048)	(23,764)	(31,717)

Notes:

(1)	“Total” amounts refer to non-derivative financial liabilities including interest payments.
(2)	The loan and bond issue contractual cash flow amounts presented above differ from the carrying amounts for these items in our financial statements in that they include our best estimates of future interest payable (not yet accrued) in order to better reflect our future cash flow position.

Please refer to “—G. Liquidity and Capital Resources—Funding Sources—Borrowings” for further information regarding our short-term borrowings and long-term debt.

Please refer to note 29 to our audited consolidated financial statements as of 31 December 2009 and 2008, and for the three years ended 31 December 2009, and in particular to the discussions therein on “Liquidity Risk,” for more information regarding the maturity of our contractual obligations, including interest payments and derivative financial assets and liabilities.

Please refer to note 30 to our audited consolidated financial statements as of 31 December 2009 and 2008, and for the three years ended 31 December 2009 for more information regarding our operating lease obligations.

Information regarding our pension commitments and funding arrangements is described in our Significant Accounting Policies and in note 25 to our audited consolidated financial statements as of 31 December 2009 and 2008, and for the three years ended 31 December 2009. The level of contributions to funded pension plans is determined according to the relevant legislation in each jurisdiction in which we operate. In some countries there are statutory minimum funding requirements while in others we have developed our own policies, sometimes in agreement with the local trustee bodies. The size and timing of contributions will usually depend upon the performance of investment markets. Depending on the country and plan in question the funding level will be monitored periodically and the contribution amount amended appropriately. Consequently it is not possible to predict with any certainty the amounts that might become payable from 2010 onwards. In 2009 our employer contributions to defined benefit and defined contribution pension plans amounted to USD 216 million. Contributions to pension plans for 2010 are estimated to be approximately USD 280 million for our funded defined benefit plans and USD 93 million in benefit payments to our unfunded defined benefit plans and post-retirement medical plans in 2010. Please refer to note 25 to our audited consolidated financial statements as of 31 December 2009 and 2008, and for the three years ended 31 December 2009 for further information on our employee benefit obligations.

Collateral and Contractual Commitments

The following table reflects our collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other commitments, as of 31 December 2009 and 2008:

	Year ended 31 December (audited)
	2009	2008
	(USD millions)
Collateral given for own liabilities	400	561
Collateral and financial guarantees received for own receivables and loans to customers	115	181
Contractual commitments to purchase property, plant and equipment	90	196
Contractual commitments to acquire loans to customers	173	230
Other commitments	533	447

Contingencies

We are subject to various contingencies with respect to tax, labor, distributors and other claims. Due to their nature, such legal proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions. To the extent that we believe these contingencies will probably be realized, a provision has been recorded in our balance sheet.

To the extent that we believe that the realization of a contingency is possible (but not probable) and is above certain materiality thresholds, we have disclosed those items in note 32 to our audited consolidated financial statements as of 31 December 2009 and 2008, and for the three years ended 31 December 2009.

I. OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. Please refer to “—H. Contractual Obligations and Contingencies—Collateral and Contractual Commitments” for a description of certain collateral and contractual commitments to which we are subject.

J. OUTLOOK AND TREND INFORMATION

The overall environment remains challenging; we expect to show solid operating performance in 2010, but with more difficult volume comparisons in most regions in the first half of the year than the second half, and very difficult expense comparisons in the first half of the year compared to the second half due to the timing of 2009 sales and marketing and administrative expenses. Consequently, we expect to see progressively higher growth rates in EBITDA, as defined, as the year unfolds.

We expect cost of sales per hectoliter to run flat or increase in the low single digits in 2010 and expect synergy capture of at least USD 500 million in 2010 compared with USD 1.1 billion achieved in 2009 and USD 0.25 billion achieved in 2008, with a goal of ultimately achieving aggregate synergies of USD 2.25 billion by the end of 2011.

We expect an average coupon on our debt in 2010 to be in line with our 2009 coupon of 6.4%, while our 2010 tax rate should come in at the upper end of the 25-27% range.

Debt paydown remains a top priority and we should generate significant free cash flow from operations. We expect 2010 capital expenditures of approximately USD 1.7 billion, and working capital to remain a source of funds.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Administrative, Management, Supervisory Bodies and Senior Management Structure

Our management structure is a “one-tier” governance structure composed of our Board, a Chief Executive Officer responsible for our day-to-day management and an executive board of management chaired by our Chief Executive Officer.

Board of Directors

Role and Responsibilities, Composition, Structure and Organization

The role and responsibilities of our Board, its composition, structure and organization are described in detail in our corporate governance charter (“Corporate Governance Charter”) which is available on our website:
http://www.ab-inbev.com/go/corporate_ governance/corporate_governance_charter.

Our Board may be composed of a maximum of 14 members. There are currently 13 directors, all of whom are non-executives.

Pursuant to a shareholders’ agreement in which certain of our key shareholders agree to hold certain of their interests in us through Stichting Anheuser-Busch InBev, a foundation organized under the laws of the Netherlands (the “Stichting”), the holder of the class B Stichting certificates and the holder of the class A Stichting certificates each have the right to nominate four of our directors (see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders”). The Stichting board of directors (which consists of eight directors, four of whom are appointed by the holder of the class B certificates and four of whom are appointed by the holder of the class A certificates) nominates four to six directors to our Board who are independent of shareholders, based on recommendations of our Compensation and Nominating Committee.

As a consequence, our Board is currently composed of four members nominated by Eugénie Patri Sébastien S.A. (which represents Interbrew’s founding Belgian families and holds the class A Stichting certificates), four members nominated by BRC S.à.R.L. (which represents the Brazilian families that were previously the controlling shareholders of AmBev and holds the class B Stichting certificates), four independent directors and August A. Busch IV. The independent directors are recommended by our Compensation and Nominating Committee, nominated by the Stichting board and are subsequently elected by our shareholders’ meeting (at which the Stichting, together with its related parties, has the majority of the votes). Our Board was enlarged to 13 members through the addition of the former Anheuser-Busch President and Chief Executive Officer, August A. Busch IV, on 29 September 2008, and we may further enlarge it to 14 members.

Directors are appointed for a maximum term of three years. The annual shareholders meeting in April 2010 will be asked to approve a proposal to extend the maximum term to four years. The upper age limit for the directors is 70, although exceptions can be made in special circumstances.

Independent directors on our Board are required to meet the following requirements of independence pursuant to our current Corporate Governance Charter. Such requirements are derived from but not fully identical to the requirements of Belgian company law (when legally required, we shall apply the criteria of independence provided by Belgian company law). Based on the provisions of the new Belgian Corporate Governance Code of March 2009 and the Belgian Company Code, the requirements of independence contained in our Corporate Governance Charter are the following:

•	the director is not an executive or managing director of us or an associated company, and has not been in such a position for the previous five years;

•	the director has not served for more than three successive terms as a non-executive director on our board, nor for a total term of more than twelve years;

•	the director is not an employee of us or an associated company and has not been in such a position for the previous three years;

•	the director does not receive significant additional remuneration or benefits from us or an associated company apart from a fee received as non-executive director;

•	the director is not the representative of a controlling shareholder or a shareholder with a shareholding of more than 10%, or a director or executive officer of such a shareholder;

•

the director does not have or has not had within the financial reported year, a significant business relationship with us or an associated company, either directly or as a partner, shareholder, director or senior employee of a body that has such a relationship;

•	the director is not or has not been within the last three years, a partner or an employee of our external auditor or the external auditor of an associated company; and

•	the director is not a close family member of an executive or managing director or of persons in the situations described above.

When an independent director has served on the Board for three terms, any proposal to renew his mandate as independent director must expressly indicate why the Board considers that his independence as a director is preserved.

Independent directors on our Board who serve on our Audit Committee are also required to meet the criteria for independence set forth in Rule 10A-3 under the Exchange Act of 1934.

The appointment and renewal of all of our directors is based on a recommendation of the Compensation and Nominating Committee, and is subject to approval by our shareholders’ meeting.

Our Board is our ultimate decision-making body, except for the powers reserved to our shareholders’ meeting by law, or as specified in the articles of association.

Our Board meets as frequently as our interests require. In addition, special meetings of our Board may be called and held at any time upon the call of either the chairman of our Board or at least two directors. Board meetings are based on a detailed agenda specifying the topics for decision and those for information. Board decisions are made by a simple majority of the votes cast.

The composition of our Board is currently as follows:

Name	Principal function	Nature of directorship	Initially appointed	Term expires
August A. Busch IV	Director	Non-executive	2008	2011
Jean-Luc Dehaene	Independent director	Non-executive	2001	2010
Stéfan Descheemaeker	Director	Non-executive, nominated by the holders of class A Stichting certificates	2008	2011
Peter Harf	Independent director	Non-executive, Chairman of our Board	2002	2011
Marcel Herrmann Telles	Director	Non-executive, nominated by the holders of class B Stichting certificates	2004	2010
Jorge Paulo Lemann	Director	Non-executive, nominated by the holders of class B Stichting certificates	2004	2010
Arnoud de Pret Roose de Calesberg	Director	Non-executive, nominated by the holders of class A Stichting certificates	1990	2011
Grégoire de Spoelberch	Director	Non-executive, nominated by the holders of class A Stichting certificates	2007	2010
Kees J. Storm	Independent director	Non-executive	2002	2011
Roberto Moses Thompson Motta	Director	Non-executive, nominated by the holders of class B Stichting certificates	2004	2010
Alexandre Van Damme	Director	Non-executive, nominated by the holders of class A Stichting certificates	1992	2010
Carlos Alberto da Veiga Sicupira	Director	Non-executive, nominated by the holders of class B Stichting certificates	2004	2010
Mark Winkelman	Independent director	Non-executive	2004	2010

The annual shareholders meeting in April 2010 will be asked to approve a proposal to renew all Board mandates which expire in 2010. The business address for all of our directors is: Brouwerijplein 1, 3000 Leuven, Belgium.

Mr. Busch IV has held a variety of positions in Anheuser-Busch management, brewing, operations and marketing. He was born in 1964 and is a U.S. citizen. He holds an MBA from St. Louis University, a brewmaster’s degree from the International Brewing Institute in Berlin and graduated magna cum laude with a bachelor’s degree in finance from St. Louis University. He holds an honorary doctorate of business administration from Webster University.

Mr. Dehaene is an independent Board member. Born in 1940, he has served on the Board since 2001. He is an eminent Belgian politician and member of the European Parliament. He is also Chairman of the board of Dexia (Belgium) and a board member of Umicore, Thrombogenics and Lotus Bakeries (Belgium).

Mr. Descheemaeker is a representative of the main shareholders (nominated by Eugénie Patri Sébastien S.A., the holder of the class A Stichting certificates). Born in 1960, Mr. Descheemaeker joined Interbrew in 1996. He began his professional career with the Belgian Ministry of Finance, from where he moved on to Banque Paribas. A Belgian citizen, Mr. Descheemaeker holds a degree in Commercial Engineering from Solvay Business School, Brussels. At Interbrew he led Business Development and External Growth Strategy from 1996 to 2004. He was appointed Zone President U.S. & Latin America in September 2003. In January 2005 Mr. Descheemaeker became Zone President Central & Eastern Europe. In December 2005 his responsibilities shifted to the Western European Zone and he was also appointed a member of the Convergence Committee. In January 2009, Mr. Descheemaeker was appointed Chief Financial Officer of Delhaize Group.

Mr. Harf is an independent Board member (Chairman). Born in 1946, he is a German citizen and Chairman of Coty, a global cosmetics group. He is also the Chairman and Chief Executive Officer of Joh. A. Benckiser SE and Deputy Chairman of the Reckitt Benckiser Group plc, the world’s number one producer of household cleaning products.

Mr. Herrmann Telles is a representative of the main shareholders (nominated by BRC S.à.R.L., the holder of the class B Stichting certificates). Born in 1950, he has been a member of the board of directors of AmBev since 2000. Mr. Telles has a degree in economics from Universidade Federal do Rio de Janeiro, and attended the Owners/Presidents Management Program at Harvard Business School. In addition to holding a seat at the Advisory board of Itau/Unibanco, he is also a board member of Fundaçao Estudar, provider of scholarships for Brazilians, and a member of the Harvard Business School’s board of Dean’s Advisors.

Mr. Lemann is a representative of the main shareholders (nominated by BRC S.à.R.L., the holder of the class B Stichting certificates). Born in Brazil in 1939, he graduated from Harvard University, A.B. 1961. He founded and was senior partner of Banco de Investimentos Garantia S.A. in Brazil from 1971 to June 1998, when it was sold to Credit Suisse First Boston. Until early 2005 he was a director of The Gillette Company in Boston, Swiss Re in Zurich, Chairman of the Latin American Advisory Committee of the NYSE and director of Lojas Americanas, a Brazilian retailer. He resigned from these boards to concentrate on his beer investments with us. In 2004 Mr. Lemann aligned his AmBev beer interests with those of Interbrew of Belgium to help create InBev. He is also a board member of Fundação Estudar, provider of scholarships for Brazilians and a member of Harvard Business School’s board of Dean’s Advisors.

Mr. de Pret Roose de Calesberg is a representative of the main shareholders (nominated by Eugénie Patri Sébastien S.A., the holder of the class A Stichting certificates). Born in 1944, he graduated as a commercial engineer from the University of Leuven (Belgium) and has been one of our directors since 1990. He first joined the board of Brasseries Artois S.A. as “Commissaire” in the late seventies. From 1972 until 1978 Mr. de Pret served as Corporate Account Manager at Morgan Guaranty Trust Company of New York and from 1978 until 1981 he was Treasurer at the Cockerill-Sambre steel company (Belgium). Between 1981 and 1990 he held various finance positions with UCB (Belgium), first as Treasurer, and then as Chief Financial Manager and member of the executive Committee. In 1990 Mr. de Pret joined Société Générale de Belgique as the Corporate Finance Officer. From 1991 to 2000 he was a member of the executive Committee of Union Minière (the company now known as Umicore) (Belgium), as well as Corporate Vice-President Finance, and in 1992 he became Chief Financial Officer. Today, Mr. de Pret holds several board and committee mandates: Delhaize Group (board and audit committee), Umicore (board and audit committee), Sibelco (board and audit committee), L’Integrale (board and finance committee), Euronext (supervisory board and audit committee), Lesaffre & Cie (board and finance committee) and Sébastien Holding (chairman of the board).

Mr. de Spoelberch is a representative of the main shareholders (nominated by Eugénie Patri Sébastien S.A., the holder of the class A Stichting certificates). Born in 1966, he is a Belgian citizen and an active private equity shareholder. Recent activities include shared Chief Executive Officer responsibilities for Lunch Garden, the leading Belgian self-service restaurant chain. He is a member of the boards of several family-owned companies, such as Eugénie Patri Sébastien S.A., Verlinvest, Orpar (Remy Cointreau) and Cobehold (Cobepa). He holds an MBA from INSEAD, Fontainebleau, France.

Mr. Storm is an independent Board member. Born in 1942, he is a Dutch citizen and is the retired chairman of the executive board of directors of AEGON, a life insurance group. He is also chairman of the supervisory board of KLM, the airline carrier of the Netherlands, vice-chairman of the supervisory board of PON Holdings, a member of the supervisory board of AEGON and a member of the board of directors of Baxter Intl (member of the audit committee) and Unilever (chairman of the audit committee).

Mr. Thompson Motta is a representative of the main shareholders (nominated by BRC S.à.R.L., the holder of the class B Stichting certificates). Born in 1957, Mr. Thompson Motta is a founder and board member of GP Investments Ltd. (Bermuda) and is also a board member of Lojas Americanas S.A. and São Carlos Empreendimentos e Participações S.A. He holds a degree in mechanical engineering from Pontificia Universidade Católica do Rio de Janeiro, and an MBA from the Wharton School of the University of Pennsylvania.

Mr. Van Damme is a representative of the main shareholders (nominated by Eugénie Patri Sébastien S.A., the holder of the class A Stichting certificates). Born in 1962, he held various operational positions within the AB InBev Group until 1991, including Head of Corporate Planning and Strategy. He has managed several private venture holding companies and currently is a director of Patri S.A. (Luxembourg). Mr. Van Damme holds a degree in Business Administration from the University of Brussels (Belgium).

Mr. da Veiga Sicupira is a representative of the main shareholders (nominated by BRC S.à.R.L., the holder of the class B Stichting certificates). Born in 1948, he has been Chairman of Lojas Americanas since 1981, where he served as chief executive officer until 1992. He has been a member of the Board of Dean’s Advisors of Harvard Business School since 1998.

Mr. Winkelman is an independent Board member. Born in 1946, he is a citizen of the Netherlands. He served as a Management Committee member of Goldman Sachs & Co. from 1988 to 1994, where he is now a Senior Director. He holds a degree in Economics from the Erasmus University in Rotterdam, and an MBA from the Wharton School at the University of Pennsylvania, where he is a trustee. Before joining Goldman Sachs & Co. in 1978, he served at the World Bank for four years as a senior investment officer.

General Information on the Directors

In relation to each of the members of our Board, other than as set out below, we are not aware of (i) any convictions in relation to fraudulent offences in the last five years, (ii) any bankruptcies, receiverships or liquidations of any entities in which such members held any office, directorships, or partner or senior management positions in the last five years, or (iii) any official public incrimination and/or sanctions of such members by statutory or regulatory authorities (including designated professional bodies), or disqualification by a court from acting as a member of the administrative, management or supervisory bodies of an issuer or from acting in the management or conduct of the affairs of any issuer for at least the previous five years. For details of certain formal regulatory inquiries by the CVM, the Brazilian Securities Commission, against Messrs. Lemann, Telles and Sicupira and the settlements relating thereto, see “Overview of Business—Legal and Arbitration Proceedings—AmBev and its Subsidiaries—CVM.”

No member of our Board has a family relationship with any other member of our Board or any member of our executive board of management.

Over the five years preceding the date of this Form 20-F, the members of our Board hold or have held the following main directorships (apart from directorships they have held with us and our subsidiaries) or memberships of administrative, management or supervisory bodies and/or partnerships:

Name	Current	Past
August A. Busch IV	Grupo Modelo	Fedex Corp.

Jean-Luc Dehaene	Umicore, Lotus Bakeries, Thrombogenics, Koning Boudewijn Stichting/Fondation Roi Baudouin and Dexia Bank SA/NV	Telindus and Domo

Stéfan Descheemaeker	Eugénie Patri Sébastien S.A., the Stichting and Delhaize Group	—

Peter Harf	Reckitt Benckiser, Coty, Labelux, DKMS Deutsche Knochenmarkspenderdatei and DKMS Americas	Brunswick

Marcel Herrmann Telles	3G Capital, Inc., Instituto de Desenvolvimento Gerencial—INDG, Fundação Estudar, Instituto Social Maria Telles, the Stichting and Harvard Business School’s Board of Dean’s Advisors	Lojas Americanas S.A., São Carlos Empreendimentos e Participações S.A., Editora Abril S.A. GP Investimentos and Instituto Veris—IBMEC São Paulo

Jorge Paulo Lemann	Harvard Business School’s Board of Dean’s Advisors, 3G Capital, Inc., Fundação Estudar, Fundação Lemann, the Stichting and Instituto Veris—IBMEC São Paulo	Lojas Americanas S.A., São Carlos Empreendimentos e Participações S.A., GP Investimentos, The Gillette Company, Swiss Re, DaimlerChrysler (International Advisory Board), NYSE (Latin American Advisory Board)

Arnoud de Pret Roose de Calesberg	Delhaize Group, Umicore, UCB, Sibelco, L’Intégrale Caisse Commune d’Assurances, Lesaffre & Cie, the Stichting, Eugénie Patri Sébastien S.A., Rayvax Société d’Investissement NV/SA, Sébastien Holding S.A., Multifin S.A., IMCC S.A., Immobilière d’Haltinne S.A., Solières Conseil S.A., Amélie-Fin S.A., Adrien Invest S.C.R.L., Coqueray S.A., Euronext B.V., Comprendre et Parler ASBL and Fondation InBev Baillet-Latour ASBL	—

Grégoire de Spoelberch	Agemar S.A., Wernelin S.A., Fiprolux S.A., Eugénie Patri Sébastien S.A., the Stichting, G.D.S. Consult, Cobehold, Compagnie Benelux Participations, Vervodev, Wesparc, Groupe Josi(1), Financière Stockel(1), Immobilière du Canal(1), Lunch Garden Services(1), Lunch Garden(1), Lunch Garden Management(1), Lunch Garden Finance(1), Lunch Garden Concepts(1), HEC Partners(1), Q.C.C.(1), A.V.G. Catering Equipment(1), Immo Drijvers-Stevens(1), Elpo-Cuisinex Wholesale(1), Verlinvest(1) and Midi Developpement(1)	Atanor(1), Amantelia(1) and Demeter Finance(1)

Kees J. Storm	Unilever N.V., Unilever Plc, Baxter International Inc., Pon Holdings B.V., AEGON N.V. and Koninklijke Luchtvaart Maatschappij N.V.	Royal Wessanen N.V. and Laurus N.V.

Roberto Moses Thompson Motta	São Carlos Empreendimentos e Participações S.A., Lojas Americanas S.A., B2W Companhia Global do Varejo, 3G Capital, Inc., the Stichting and GP Investment Limited	Mcom Wireless Ltda. and LPDS Participações S.A.

Alexandre Van Damme	Royal Sporting Club Anderlecht, the Stichting and Eugénie Patri Sébastien S.A.

Carlos Alberto da Veiga Sicupira	B2W Companhia Global do Varejo, São Carlos Empreendimentos e Participações S.A., Lojas Americanas S.A., 3G Capital, Inc., Instituto de Desenvolvimento Gerencial—INDG, Movimento Brasil Competitivo—MBC, Fundação Estudar, Fundação Brava, the Stichting, Instituto Veris—IBMEC São Paulo, Instituto Empreender Endeavor Brasil, and Harvard Business School’s Board of Dean’s Advisors	ALL América Latina Logística S.A. and GP Investimentos

Mark Winkelman	Goldman, Sachs & Co. and University of Pennsylvania	Select Reinsurance, Ltd. and J.C. Flowers & Co.

Note:

(1)	As permanent representative.

Chief Executive Officer and Senior Management

Role and Responsibilities, Composition, Structure and Organization

Our Chief Executive Officer is responsible for our day-to-day management. He has direct responsibility for our operations and oversees the organization and efficient day-to-day management of our subsidiaries, affiliates and joint ventures. Our Chief Executive Officer is responsible for the execution and management of the outcome of all of our Board decisions.

He is appointed and removed by our Board and reports directly to it.

Our Chief Executive Officer leads an executive board of management which comprises the Chief Executive Officer, six global functional heads and six geographic business zone presidents.

The other members of executive board of management work with our Chief Executive Officer to enable our Chief Executive Officer to properly perform his duties of daily management.

Although exceptions can be made in special circumstances, the upper age limit for the members of our executive board of management is 65, unless their employment contract provides otherwise.

Our executive board of management currently consists of the following members:

Name	Function
Carlos Brito	Chief Executive Officer

Felipe Dutra	Chief Financial Officer

Claudio Braz Ferro	Chief Supply Officer

Chris Burggraeve	Chief Marketing Officer

Sabine Chalmers	Chief Legal and Corporate Affairs Officer

Claudio Garcia	Chief People and Technology Officer

Tony Milikin	Chief Procurement Officer

Jo Van Biesbroeck	Zone President Western Europe and Chief Strategy Officer

Miguel Patricio	Zone President Asia Pacific

Francisco Sá	Zone President Central & Eastern Europe

Bernardo Pinto Paiva	Zone President Latin America South

João Castro Neves	Zone President Latin America North

Luiz Fernando Edmond	Zone President North America

The business address for all of these executives is: Brouwerijplein 1, 3000 Leuven, Belgium.

Carlos Brito is our Chief Executive Officer. Born in 1960, Mr. Brito joined AmBev in 1989. His prior companies were Shell Oil and Daimler Benz. A Brazilian citizen, Mr. Brito holds a degree in Mechanical Engineering from the Federal University of Rio de Janeiro and an MBA from Stanford University. At AmBev, he held various positions in Finance, Operations and Sales, before being appointed Chief Executive Officer of AmBev in January 2004. Prior to his appointment as our Chief Executive Officer in December 2005, Mr. Brito was nominated Zone President North America when InBev was formed in August 2004.

Felipe Dutra is our Chief Financial Officer. Born in 1965, Mr. Dutra joined AmBev in 1990 from Aracruz Cellulose. A Brazilian citizen, Mr. Dutra holds a Major in Economics from Candido Mendes and an MBA in Controlling from the University of São Paulo. At AmBev, he held various positions in Treasury and Finance before being appointed General Manager of AmBev’s subsidiary, Fratelli Vita. In 1999 Mr. Dutra was appointed AmBev’s Chief Financial Officer; in January 2005 he became our Chief Financial Officer.

Claudio Braz Ferro is our Chief Supply Officer. Born in 1955, Mr. Braz Ferro joined AmBev in 1977. A Brazilian citizen, he holds a degree in industrial chemistry from the Federal University of Santa Maria, Brazil and he also studied brewing science at the Catholic University of Leuven/Louvain-La-Neuve, Belgium. At AmBev Mr. Braz Ferro held several key positions, including plant manager of the Skol brewery and industrial director of Brahma operations in Brazil. Mr. Braz Ferro also played a key role in structuring the supply organization when Brahma and Antarctica combined to form AmBev in 2000. He was appointed our Chief Supply Officer on 1 January 2007.

Chris Burggraeve is our Chief Marketing Officer. A Belgian citizen, Mr. Burggraeve holds a degree in Applied Economics (International Business) from the Catholic University of Leuven, as well as a Masters in European Economics from the Centre Européen Universitaire in Nancy, France, and a TRIUM Global MBA (offered jointly by London School of Economics, NYU Stern and HEC Paris). Born in 1964, Mr. Burggraeve joined us as of November 2007 after over 12 years with The Coca-Cola Company, where he held a number of senior Marketing and General Management roles in various geographies across Europe and Eurasia, including most recently as Group Marketing Director for their European Union Group. Previously he worked for Procter & Gamble Benelux in Brand Management and Innovation. He began his career in consulting and technology start-up companies.

Sabine Chalmers is our Chief Legal and Corporate Affairs Officer. Born in 1965, Mrs. Chalmers joined us in December 2004 from Diageo plc, where she held a number of senior legal positions in various geographies since 1993, including as General Counsel for Diageo North America. Prior to Diageo, Mrs. Chalmers was an associate at the law firm of Lovells in London, specializing in mergers and acquisitions and in commercial property transactions. A German citizen, Mrs. Chalmers holds an LL.B. from the London School of Economics. She is qualified as a solicitor in England and is a member of the New York State Bar. She is responsible for all leadership and expertise with regard to all legal aspects of the operations and structure of the AB InBev Group and acts as secretary to our Board.

Claudio Garcia is our Chief People and Technology Officer. Born in 1968, Mr. Garcia joined AmBev as a trainee in 1991 after receiving a degree in Economics from the Federal University of Rio de Janeiro. A Brazilian citizen, Mr. Garcia held various positions in Finance and Operations before being appointed IT and Shared Services Director in 2002. Mr. Garcia took the position of our Chief Information & Services Officer in January 2005. In September 2006 Mr. Garcia was appointed Chief People and Technology Officer.

Tony Milikin is our Chief Procurement Officer. Born in 1961, Mr. Milikin joined us in May 2009 from MeadWestvaco, where he was Vice President, Supply Chain and Chief Purchasing Officer, based in Richmond, Virginia, since 2004. Mr. Milikin is a U.S. citizen. Prior to joining MeadWestvaco, Mr. Milikin held various purchasing and supply chain positions including Vice-President Purchasing and Supply Management for Sealy, Inc.; Senior Director, Purchasing, Transportation & Distribution for Monsanto; and Manager, Direct Material Sourcing for Alcon Laboratories. Mr. Milikin holds an undergraduate finance degree from the University of Florida and an MBA in Marketing from Texas Christian University in Fort Worth, Texas. Mr. Milikin was appointed Chief Procurement Officer in May 2009.

Jo Van Biesbroeck is our Zone President Western Europe and Chief Strategy Officer. Born in 1956, Mr. Van Biesbroeck joined Interbrew in 1978 after receiving a degree in Economics from the University of Leuven. A Belgian citizen, Mr. Van Biesbroeck’s career at Interbrew has included various positions in Controlling and Finance. He became Senior Vice President Corporate Strategy in 2003; in December 2004, Mr. Van Biesbroeck was appointed Chief Strategy & Business Development Officer; and in May 2006, he took up the position of Chief Strategy and Sales Officer. He was appointed Zone President Western Europe in January 2010.

Miguel Patricio is the Zone President Asia Pacific. Born in 1966, Mr. Patricio joined AmBev in 1998. His prior companies included Philip Morris, The Coca-Cola Company in the United States and Johnson & Johnson in Brazil, Central America and the United States. A Portuguese citizen, Mr. Patricio holds a degree in Business Administration from the São Paulo Business School. At AmBev Mr. Patricio was Vice President Marketing, before being appointed Vice President Marketing North America in 2005. Subsequently he took the position of Business Unit President for Belgium and Luxembourg and Zone President North America in January 2006. He was appointed Zone President Asia Pacific in January 2008.

Francisco Sá is the Zone President Central & Eastern Europe. Born in 1965, Mr. Sá joined AmBev in 1998. A Brazilian citizen, Mr. Sá holds a degree in Civil Engineering from UFBA and an MBA from UC Berkeley (USA). At AmBev he held senior roles including Direct Distribution Manager, Regional Sales Director and, since 2005, VP Soft Drinks for Latin America North (LAN). Mr. Sá was appointed Zone President Central & Eastern Europe in January 2008.

Bernardo Pinto Paiva is the Zone President Latin America South. Born in 1968, Mr. Pinto Paiva joined AmBev in 1991 as a management trainee. A Brazilian citizen, Mr. Pinto Paiva holds a degree in Engineering from UFRJ and an MBA from PUC, Rio de Janeiro. At AmBev he held leadership positions in Sales, as Head of Sales, but also in Supply, Distribution and Finance. Mr. Pinto Paiva was appointed Zone President North America in January 2008 and Zone President Latin America South on 8 October 2008 (effective upon closing of the Anheuser-Busch acquisition).

João Castro Neves is the Zone President Latin America North and AmBev’s Chief Executive Officer. Born in 1967, Mr. Castro Neves joined AmBev in 1996. A Brazilian citizen, he holds a degree in engineering from Pontifícia Universidade Católica do Rio de Janeiro and an MBA from the University of Illinois. Mr. Castro Neves held positions in various departments such as Mergers and Acquisitions, Treasury, Investor Relations, Business Development, Technology and Shared Services. Mr. Castro Neves was AmBev’s Chief Financial Officer and Investor Relations Officer before being appointed Zone President Latin America South on 1 January 2007 and Zone President Latin America North and AmBev’s Chief Executive Officer on 8 October 2008 (effective upon closing of the Anheuser-Busch acquisition).

Luiz Fernando Edmond is the Zone President North America. Born in 1966, Mr. Edmond joined AmBev in 1990 after starting his professional career with Banco Nacional in Brazil. A Brazilian citizen, Mr. Edmond holds a degree in Production Engineering from the Federal University of Rio de Janeiro. At AmBev he held various positions in the Commercial area, in Operations and in Distribution. He was appointed our Zone President Latin America in January 2005 and Zone President North America on 8 October 2008 (effective upon closing of the Anheuser-Busch acquisition).

Another key employee, David A. Peacock (who is not one of our directors nor a member of our executive board of management) was appointed as the President of Anheuser-Busch on 8 October 2008, having previously served as Vice President of Marketing of Anheuser-Busch, Inc. and Chief Executive Officer of Wholesaler Equity Development Corp., a wholly-owned subsidiary of Anheuser-Busch. Mr. Peacock began working with Anheuser-Busch in 1992 and has held positions in corporate planning, brand management, corporate media and retail sales promotion.

General Information on the Members of the Executive Board of Management

In relation to each of the members of the executive board of management, other than as set out below, we are not aware of (i) any convictions in relation to fraudulent offences in the last five years, (ii) any bankruptcies, receiverships or liquidations of any entities in which such members held any office, directorships, or partner or senior management positions in the last five years, or (iii) any official public incrimination and/or sanctions of such members by statutory or regulatory authorities (including designated professional bodies), or disqualification by a court from acting as a member of the administrative, management or supervisory bodies of an issuer or from acting in the management or conduct of the affairs of any issuer for at least the previous five years.

In May 2008, Mr. Dutra received a “warning” from the Administrative Appeal Council for the National Financial System of Brazil. A warning, which is the lightest sanction available under applicable Brazilian law, represents the conclusion by the Administrative Appeal Council that, in its view, a breach has occurred. No fine, or any other consequence, attaches to a warning, other than being deemed a repetitive offender in the event of another breach in the future (and, as such, being then potentially exposed to heavier sanctions than would normally be associated with such other breach). The warning relates to the reporting in the 2000 financial year financial statements of Polar (Industrias de Bebidas Antarctica Polar S.A., a Brazilian company that became a subsidiary of AmBev in 1999) of (i) the net balance (immaterial to AmBev and to Polar) of certain inter-company loans of Polar, and (ii) restatements and other adjustments required by the new statutory auditors of Polar after it became a subsidiary of AmBev to conform with AmBev’s accounting practices that increased the amount of certain reserves of Polar. Mr. Dutra, who had been appointed as an officer of Polar a few months before the relevant financial statement reporting has expressed his intention to challenge the warning in a court of law. For details of certain formal regulatory inquiries by the CVM, the Brazilian Securities Commission, against Mr. Dutra and the settlements relating thereto, see “Overview of Business—Legal and Arbitration Proceedings—AmBev and its Subsidiaries—CVM.”

No member of our executive board of management has any conflicts of interests between any duties he/she owes to us and any private interests and/or other duties.

No member of our executive board of management has a family relationship with any director or member of executive management.

Over the five years preceding the date of this Form 20-F, the members of the executive board of management have held the following main directorships (apart from directorships they have held with us and our subsidiaries) or memberships of administrative, management or supervisory bodies and/or partnerships:

Name	Current	Past
Carlos Brito	Director of Fundaçao Antonio e Helena Zerrenner	—
Felipe Dutra	—	—
Claudio Braz Ferro	—	—
Chris Burggraeve	Executive Committee Member of World Federation of Advertisers	Operating partner in The Dellacorte Group LLC
Sabine Chalmers	Director of the Association of Corporate Counsel (ACC)	—
Claudio Garcia	—	—
Tony Milikin	—	Director of the Institute of Supply Management and Director of Supply Chain Council
Jo Van Biesbroeck	Director of Inno.com NV	—
Miguel Patricio	—	—
Francisco Sá	—	—
Bernardo Pinto Paiva	—	—
João Castro Neves	—	—
Luiz Fernando Edmond	—	—

B. COMPENSATION

Introduction

Our compensation system has been designed and approved to help motivate high performance. The goal is to deliver market-leading compensation, driven by both company and individual performance, and alignment with shareholders’ interests by encouraging ownership of our shares. Our focus is on annual and long-term variable pay, rather than on base salary or fees.

Share-Based Payment Plans

We currently have three primary share-based payment plans, namely our long-term incentive warrant plan (“LTI Warrant Plan”), established in 1999, our share-based compensation plan (“Share-Based Compensation Plan”), established in 2006 (and amended as from 2010) and our discretionary long-term incentive stock option plan (“LTI Stock Option Plan”), established in 2009.

In addition, from time to time, we make exceptional grants to our employees and employees of our subsidiaries or grants of shares or options under plans established by us or by certain of our subsidiaries.

LTI Warrant Plan

Since 1999, we have regularly issued warrants (droits de souscription/warrants, or rights to subscribe for newly issued shares) under our LTI Warrant Plan for the benefit of our directors and, until 2006, for the benefit of members of our executive board of management and other senior employees. Since 2007, members of our executive board of management and other employees are no longer eligible to receive warrants under the LTI Warrant Plan, but instead receive a portion of their compensation in the form of shares and options granted under our Share-Based Compensation Plan and LTI Stock-Option Plan. See “—Share-Based Compensation Plan” and “—LTI Stock-Option Plan” below. Only our directors continue to be eligible to receive a portion of their compensation in the form of LTI warrants. Such grants are made annually at our shareholders’ meeting on a discretionary basis upon recommendation of our Compensation and Nominating Committee. See “—C. Board Practices—Information about Our Committees—The Compensation and Nominating Committee”.

Each LTI warrant gives its holder the right to subscribe for one newly issued share. Shares subscribed for upon the exercise of LTI warrants are ordinary registered Anheuser-Busch InBev SA/NV shares. Holders of such shares have the same rights as any other registered shareholder. The exercise price of LTI warrants is equal to the average price of our shares on the regulated market of Euronext Brussels during the 30 days preceding their issue date. LTI warrants granted in the years prior to 2007 (except for 2003) have a duration of 10 years. From 2007 onwards (and in 2003) LTI warrants have a duration of 5 years. LTI warrants are subject to a vesting period ranging from one to three years. Except as a result of the death of the holder, LTI warrants may not be transferred. Forfeiture of a warrant occurs in certain circumstances when the holder leaves our employment.

The table below provides an overview of all of the warrants outstanding under our LTI as at 31 December 2009:

LTI Plan	Issue date of warrants	Expiry date of warrants	Number of warrants granted(1)		Number of warrants outstanding	Exercise price	Number of warrants outstanding	Exercise price
					Unadjusted(2)		As adjusted as a result of rights offering(3)
			(in millions)		(in millions)	(in EUR)	(in millions)	(in EUR)
1	29 June 1999	28 June 2009	1.301		0	14.23	0	8.90
2	26 October 1999	25 October 2009	0.046		0	13.76	—	—
3	25 April 2000	24 April 2010	2.425		0	11.64	0	7.28
4	31 October 2000	30 October 2010	0.397		0	25.02	0.004	15.64
5	13 March 2001	12 March 2011	1.186		0	30.23	0.150	18.90
6	23 April 2001	22 April 2011	0.343		0.032	29.74	0.053	18.59
7	4 September 2001	3 September 2011	0.053		0	28.69	0.007	17.94
8	11 December 2001	10 December 2011	1.919		0.048	28.87	0.340	18.05
9	13 June 2002	12 June 2012	0.245		0.040	32.70	0.028	20.44
10	10 December 2002	9 December 2012	3.464		0.074	21.83	0.313	13.65
11	29 April 2003	28 April 2008	0.066		0	19.51	—	—
12	27 April 2004	26 April 2014	3.881		0.132	23.02	0.532	14.39
13	26 April 2005	25 April 2015	2.544		0.140	27.08	0.667	16.93
14	25 April 2006	24 April 2016	0.688		0.124	38.70	0.252	24.20
15	24 April 2007	23 April 2012	0.120		0.120	55.41	—	—
16	29 April 2008	28 April 2013	0.120		0.120	58.31	—	—
17	28 April 2009	27 April 2014	1.199	(4)	1.200	21.72	—	—

	Total		19.995		2.031		2.342

Notes:

(1)	The number of warrants granted reflects the number of warrants originally granted under the LTI plan, plus the number of additional warrants granted to holders of those warrants as a result of adjustment resulting from our rights offering in December 2008, as described in more detail below. The number of warrants remaining outstanding from such grants, and their respective exercise prices, are shown separately in the table based on whether or not the relevant warrants were adjusted in connection with our rights offering in December 2008.
(2)	Entries in the “unadjusted” columns reflect the number of warrants outstanding, and the exercise price of such warrants, in each case that were not adjusted as a result of our rights offering in December 2008, as described in more detail below.
(3)	Entries in the “adjusted” columns reflect the adjusted number of warrants outstanding, and the adjusted exercise price of such warrants as a result of our rights offering in December 2008, as described in more detail below.
(4)	984,203 of the 1,199,203 warrants granted on 28 April 2009 were granted to persons whose outstanding warrants were not adjusted as a result of our rights offering in December 2008 to compensate such persons for the effects of this non-adjustment as described in more detail below.

As of 31 December 2009, the total number of warrants granted under the LTI plans, including the additional warrants granted to compensate for the effects of the December 2008 rights offering, is 19.995 million. As of 31 December 2009, of the 4.373 million outstanding warrants, 3.054 million were vested.

The LTI terms and conditions provide that, in the event that a corporate change decided by us and having an impact on our capital has an unfavorable effect on the exercise price of the LTI warrants, their exercise price and/or the number of our shares to which they give rights will be adjusted to protect the interests of their holders. Our rights offering in December 2008 constituted such a corporate change and triggered an adjustment. Pursuant to the LTI terms and conditions, we determined that the most appropriate manner to account for the impact of the rights offering on the unexercised warrants was to apply the “ratio method” as set out in the NYSE Euronext

“Liffe’s Harmonised Corporate Action Policy”, pursuant to which both the number of warrants and their exercise price were adjusted on the basis of a (P-E)/P ratio where “E” represented the theoretical value of the December 2008 rights and “P” represented the closing price of our shares on Euronext Brussels on the day immediately preceding the beginning of the relevant rights subscription period. The unexercised warrants were adjusted on 17 December 2008, the day after the closing of the rights offering. Based on the above “ratio method”, we used an adjustment ratio of 0.6252. The adjusted exercise price of the warrants equals the original exercise price multiplied by the adjustment ratio. The adjusted number of warrants equals the original number of warrants divided by the adjustment ratio. In total, 1,615,453 new warrants were granted pursuant to the adjustment.

The adjustment was not applied to warrants owned by persons that were directors at the time the warrants were granted. In order to compensate such persons, an additional 984,203 warrants were granted under the LTI grant on 28 April 2009, as authorized by our 2009 shareholders’ meeting. 471,702 warrants out of these 984,203 warrants were granted to our current directors. The table above reflects the adjusted exercise price and adjusted number of warrants.

For additional information on the LTI warrants held by members of our Board of Directors and members of our executive board of management, see “—Compensation of Directors and Executives”.

Share-Based Compensation Plan

Since 2006, members of our executive board of management and certain other senior employees are granted variable compensation under our Share-Based Compensation Plan. As of 5 March 2010, the general structure of the compensation under the plan has been modified.

Share-Based Compensation Plan through 2009

Pursuant to the Share-Based Compensation Plan through 2009, half of each eligible employee’s variable compensation was settled in our shares. These shares must be held for three years (that is, the shares are fully owned by the employee from the date of grant but are subject to a lock-up of three years and failure to comply with the lock-up results in forfeiture of any matching options granted under the plan as described below). These shares are valued at their market price at the time of grant.

Through 2009, pursuant to the Share-Based Compensation Plan, eligible employees could elect to receive the other half of their variable compensation in cash or invest all or half of it in our shares. These shares must be held for five years. If an eligible employee voluntarily agreed to defer receiving part of their variable compensation by electing to invest in such shares, they would receive matching options (that is, rights to acquire existing shares) that will become vested after five years, provided that certain pre-defined financial targets are met or exceeded. These targets will be met if our return on invested capital less our weighted average cost of capital over a period of three to five years exceeds certain pre-agreed thresholds. The number of matching options received was determined based on the proportion of the remaining 50% of the eligible employee’s variable compensation that he invested in such shares. For instance, if an eligible employee invested all of the remaining 50% of his variable compensation in our shares, he received a number of options equal to 4.6 times the number of shares he purchased, based on the gross amount of the variable compensation invested. If the eligible employee instead chooses to receive 25% of his total variable compensation in cash and invests the remaining 25% in our shares, he would receive a number of options equal to 2.3 times the number of shares he purchased, based on the gross amount of the variable compensation invested.

The shares granted and purchased under the Share-Based Compensation Plan through 2009 were ordinary registered Anheuser-Busch InBev SA/NV shares. Holders of such shares have the same rights as any other registered shareholder, subject, however, to a three-year or five-year lock-up period, as described above.

In addition, the shares granted and purchased under the Share-Based Compensation Plan through 2009 are:

•	entitled to dividends paid as from the date of granting; and

•	granted and purchased at market price at the time of granting. Nevertheless, our Board of Directors could, at its sole discretion, grant a discount on the market price.

The matching options granted under the Share-Based Compensation Plan have the following features:

•	the exercise price is set equal to the market price of our shares at the time of granting;

•

options have a maximum life of 10 years and an exercise period that starts after five years, subject to financial performance conditions to be met at the end of the second, third or fourth year following the granting;

•	upon exercise, each option entitles the option holder to subscribe to one share;

•	upon exercise, holders of options may be entitled to receive from us a cash payment equal to the dividends we have declared since the options were granted; and

•	specific restrictions or forfeiture provisions apply in case of termination of service.

The table below gives an overview of the matching options that were granted under the Share-Based Compensation Plan that were outstanding as at 31 December 2009:

Issue Date	Number of shares granted	Number of matching options granted(3)	Number of matching options outstanding	Exercise price	Expiry date of options
	(in millions)	(in millions)	(in millions)	(in EUR)
27 April 2006	0.28	0.98	0.734	24.78	26 April 2016
2 April 2007(1)	0.44	1.42	1.184	33.59	1 April 2017
3 March 2008	0.42	1.66	1.410	34.34	2 March 2018
6 March 2009	0.16	0.40	0.342	20.49	5 March 2019
14 August 2009	1.10	3.76	3.694	27.06	13 August 2019
1 December 2009(2)	—	0.23	0.233	33.24	26 April 2016
1 December 2009(2)	—	0.38	0.386	33.24	1 April 2017
1 December 2009(2)	—	0.45	0.456	33.24	2 March 2018
1 December 2009(2)	—	0.02	0.024	33.24	5 March 2019

Total	2.39	9.29	8.463

Notes:

(1)	Certain matching options granted in April 2007 have an exercise price of EUR 33.79.
(2)	Further to the establishment of our New York functional support office, we have established a “dividend waiver” program which aims at encouraging the international mobility of executives while complying with all legal and tax obligations. According to this program, where applicable, the dividend protection feature of the outstanding matching options owned by executives who moved to the United States, has been cancelled. In order to compensate for the economic loss which results from this cancellation, a number of new matching options has been granted to these executives with a value equal to this economic loss. The new options have a strike price equal to the share price on the day preceding the grant date of the options. All other terms and conditions, in particular with respect to vesting, exercise limitations and forfeiture rules of the new options are identical to the outstanding matching options for which the dividend protection feature was cancelled. The table above includes the new options.
(3)	The Share-Based Compensation Plan terms and conditions provide that, in the event that a corporate change decided by us and having an impact on our capital has an unfavorable effect on the exercise price of the matching options, the exercise price and/or number of our shares to which the options relate will be adjusted to protect the interests of the option holders. Our December 2008 rights offering constituted such a corporate change and triggered an adjustment. Pursuant to the Share-Based Compensation Plan terms and conditions, the unexercised matching options were adjusted in the same manner as the unexercised LTI warrants (see “—Long-Term Incentive Warrant Plan” above), and 1.37 million new matching options were granted in 2008 in connection with this adjustment. The table above reflects the adjusted exercise price and number of options.

As of 31 December 2009, of the 8.463 million outstanding matching options, none were vested.

Share-Based Compensation Plan from 2010

As from 5 March 2010, we have modified the structure of the Share-Based Compensation Plan for certain executives, including members of our executive board of management and other senior management in our general headquarters. These executives will receive their variable compensation in cash but will have the choice to invest some or all of the value of their variable compensation in our shares with a five-year vesting period, referred to as voluntary shares. We will match such voluntary investment by granting three matching shares for each voluntary share invested, up to a limited total percentage of each executive’s variable compensation. The percentage of the variable compensation that is entitled to get matching shares varies depending on the position of the executive. Members of our executive board of management currently may take up to a maximum of 60% of their variable compensation with matching shares. The current maximum for executives below the executive board of management is 40% or less. From 1 January 2011, the new plan structure will apply to all other senior management.

Voluntary shares are:

•	our existing ordinary shares;

•	entitled to dividends paid as from the date of granting;

•	subject to a lock-up period of five years; and

•

granted at market price or at market price minus a discount at the discretion of our Board of Directors. For the first six months of 2010, the discount is set at 10%; voluntary shares corresponding to the discount are subject to specific restrictions or forfeiture provisions in case of termination of service.

Matching shares will be vested after five years. In case of termination of service before the vesting date, special forfeiture rules will apply.

LTI Stock Option Plan

As from 1 July 2009, senior employees are eligible for a discretionary annual long-term incentive to be paid out in LTI stock options (or, in future, similar share-based instrument), depending on management’s assessment of the employee’s performance and future potential.

LTI stock options have the following features:

•	An exercise price that is set equal to the market price of our share at the time of granting;

•	A maximum lifetime of 10 years and an exercise period that starts after five years;

•	Upon exercise, each LTI stock option entitles the option holder to one share; and

•

The LTI stock options cliff vest after 5 years. Inexercisable options will forfeit in case of termination of service before the end of the 5-year vesting period, and other forfeiture rules will also apply in case of termination of service.

The table below gives an overview of the LTI stock options that have been granted under the LTI Stock Option Plan outstanding as of 31 December 2009:

Issue Date	Number of LTI stock options granted	Number of LTI stock options outstanding	Exercise price	Expiry date of options
	(in millions)	(in millions)	(in EUR)
18 December 2009	1.62	1.62	35.90	17 December 2019

AmBev Exchange of Share-Ownership Program

The combination with AmBev provided us with a unique opportunity to share best practices within our group and from time to time involves the transfer of certain members of AmBev’s senior management to us. As a result, the Board approved a Program that allows for the exchange by these managers of their AmBev shares for our shares. Under the Program, AmBev shares can be exchanged for our shares based on the average share price of both the AmBev and our shares on the date the exchange is requested. A discount of 16.66% is granted in exchange for a five-year lock-up period for the shares and provided that the manager remains in service during this period.

Under the Program, members of our executive board of management exchanged 0.74 million AmBev shares for 1.56 million of our shares in 2009.

In total, members of our senior management exchanged 1.0 million AmBev shares for a total of 2.1 million of our shares in 2009 (0.9 million in 2008 and 1.8 million in 2007). The fair value of these transactions amounted to approximately USD 11 million in 2009 (USD 11 million for 2008 and USD 25 million for 2007).

Anheuser-Busch Exceptional Options and Share Grants

In April 2009, we granted approximately 5.9 million options to employees of Anheuser-Busch. Each option will give the grantee the right to purchase one of our existing shares. The exercise price of each option is EUR 23.00 which corresponds to the fair market value of our shares at the time the options were granted. The options will expire on 31 October 2013. One third of the options became exercisable on 1 November 2009, the second third of the options will become exercisable on 1 November 2010 and the last third of the options will become exercisable on 1 November 2011. Special forfeiture rules apply in case of termination of employment. As of 1 March 2010, 415,741 options had been exercised.

In April 2009, we sold approximately 0.6 million of our existing outstanding shares to approximately 110 executives of Anheuser-Busch. The shares were sold at their fair market value, less a discount of 16.66% in exchange for a five-year lock-up period applying to such shares. The discount is only granted if the executive remains in service until the end of the lock-up period.

In December 2009, approximately 3 million options were granted to employees of Anheuser-Busch. Each option gives the grantee the right to purchase one of our existing shares. The exercise price of each option is EUR 35.705 which corresponds to the fair market value of our shares at the time the options were granted. The options will expire on 31 October 2019. They will become exercisable on 1 November 2014. Special forfeiture rules apply in case of termination of employment.

2008 Exceptional Grant and Exchange Program

In order to reinforce our high-performance culture, shortly after the completion of the Anheuser-Busch acquisition, we granted 28,412,642 stock options to approximately 40 executives of Anheuser-Busch InBev SA/NV, Anheuser-Busch and AmBev, including our Chief Executive Officer and the other members of our executive board of management at that time. This grant was confirmed by our 2009 annual shareholders’ meeting in accordance with the principles and provisions of the Belgian Corporate Governance Code. The fair value of the options was approximately USD 333 million.

One half of the stock options (Series A) have a duration of 10 years as from granting and vest on 1 January 2014. The other half of the stock options (Series B) have a duration of 15 years as from granting and vest on 1 January 2019. The exercise of the stock options is subject, among other things, to the condition that we meet a performance test. This performance test will be met if our net debt/EBITDA, as defined (adjusted for exceptional items) ratio falls below 2.5 before 31 December 2013. For our definition of EBITDA, as defined, see “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2009 Compared to Year Ended 31 December 2008—EBITDA, as defined”. Except as a result of death of the holder, the stock options may not be transferred.

Our Chief Executive Officer was granted 3,253,358 options and the other members of our executive board of management were granted an aggregate of 9,326,286 options under the exceptional grant. The exercise price of the options is EUR 10.32 or EUR 10.50, which corresponds to the fair market value of the shares at the time of the option grants, as adjusted for the rights offering that took place in December 2008.

Further to the establishment of our New York functional support office, our Board of Directors approved an “exchange program” which aims at encouraging the international mobility of executives while complying with all legal and tax obligations. Under this exchange program the vesting and transferability restrictions of the Series A options granted under the 2008 Exceptional Grant were released for executives who moved to the United States. These executives were then offered the possibility to exchange their Series A options against a number of our shares that remain locked up until 31 December 2018. In total, members of our senior management exchanged approximately 4.1 million Series A options for a total of 2.6 million of our shares in 2009.

In addition, for executives who moved to the United States, the dividend protection feature of the options that were not exchanged has been cancelled. In order to compensate for the economic loss that results from such cancellation, a number of new options were granted to compensate these executives. The new options have a strike price equal to the share price on the day preceding the grant date. All other terms and conditions, in particular with respect to vesting, exercise limitations and forfeiture rules of the new options are identical to the outstanding options for which the dividend protection feature was cancelled. In total 0.8 million new Series A options and 3.8 million new Series B options were granted on 1 December 2009. The new options have an exercise price of EUR 33.24.

2009 Exceptional Grant and Exchange Program

Under authorization of our 2009 annual shareholders’ meeting we offered, on 30 April 2009, approximately 4.9 million options to approximately 50 executives of the AB InBev Group, none of whom are members of our executive board of management. Each option will give the grantee the right to purchase one of our existing shares. The exercise price of each option was set at EUR 21.94, which corresponds to the fair value of our shares at the time of granting. The options have a duration of 10 years as from granting and will become exercisable on 1 January 2014. The exercise of the options is subject, among other things, to the condition that we meet a performance test. This performance test will be met if our net debt/EBITDA, as defined (adjusted for exceptional items) ratio falls below 2.5 before 31 December 2013. For our definition of EBITDA, as defined, see “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2009 Compared to Year Ended 31 December 2008—EBITDA, as defined”. Specific forfeiture rules will apply in the case of employment termination. The fair value of the offered options was USD 70 million.

Under the “exchange program” (see “—2008 Exceptional Grant”), the vesting and transferability restrictions of the options granted under the 2009 Exceptional Grant were released for executives who moved to the United States. These executives were then offered the possibility to exchange their options against a number of our shares that remain locked-up until 31 December 2018. In total, members of our senior management exchanged approximately 0.4 million options for a total of 0.2 million of our shares in 2009

Fair Value of Our Warrants and Options

The fair value of the warrants and options under all of the plans and other grants detailed above is estimated at the relevant grant date, using a binomial Hull model, modified to reflect the IFRS 2 Share-based Payment requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option.

We expense the fair value of the warrants and options over the vesting period. When granted, the LTI warrants granted in 2009 in respect of 2008 had a fair value of approximately USD 16 million and the Share-Based Compensation Plan matching options granted in 2009 in respect of 2008 had a fair value of approximately USD 5.8 million and matching options representing fair value of approximately USD 55.7 million in relation to the bonus of first half 2009. When granted, the LTI warrants granted in 2008 in respect of 2007 had a fair value of approximately USD 3 million and the Share-Based Compensation Plan matching options granted in 2008 in respect of 2007 had a fair value of approximately USD 36 million.

The weighted average fair value of all of the warrants and options under all of the plans and other grants detailed above and the assumptions used in applying the option pricing model for the grants made in 2007, 2008 and 2009 were as follows:

	Year ended 31 December
	2009	2008(3)	2007(3)
	(Amounts in U.S. dollars)(1)
Weighted average fair value of warrants and options granted	13.99	38.17	31.15
Share price(2)	29.03	90.58	77.59
Average exercise price	21.62	86.62	72.53
Expected volatility	32%	24%	20%
Expected dividends	0.85%	0.16%	0.16%
Risk-free interest rate	3.49%	4.47%	4.47%

Notes:

(1)	Amounts converted into USD at the closing rate of the period.
(2)	2009 share price based on the weighted average price of our shares on Euronext Brussels in the acceptance period for the various warrant and options grants. In 2009, the periods ran from 6 March 2009 to 28 July 2009. The 2008 share price based on the average price of our shares on Euronext Brussels in the period between 3 March 2008 and 30 April 2008; 2007 share price based on the average price of our shares on Euronext Brussels in the period between 2 April 2007 and 30 May 2007.
(3)	Not adjusted for the NYSE Euronext “ratio method” as applied after the rights issue of 17 December 2008 (adjustment factor 0.6252).

Since the acceptance period of the warrants and options is two months, the fair value was determined as the average of the fair values calculated on a weekly basis during the two-month offer period.

Expected volatility is based on historical volatility calculated using 1,220 days of historical data. In the determination of the expected volatility, we excluded the volatility measured during the period 15 July 2008 until 30 April 2009, in view of the extreme market conditions experienced during that period. The binomial Hull model assumes that all employees would immediately exercise their warrants and options if our share price is 2.5 times above the exercise price. As a result, no single expected option life applies.

The aggregate total number of our options and warrants outstanding under all the plans and other grants described above has developed as follows:

	Year ended 31 December
Million Options and Warrants	2009	2008(2)	2007(2)
Options and warrants outstanding at start of period	8.8	6.3	7.6
Options and warrants issued during the period(1)	50.3	1.1	1.0
Options and warrants exercised during the period	(6.6)	(1.2)	(1.6)
Options and warrants forfeited during the period	(1.7)	(0.4)	(0.7)
Additional options and warrants granted during the period as a result of the December 2008 rights issue	—	3.0	—

Options and warrants outstanding at end of period	50.8	8.8	6.3

Notes:

(1)	Comprises 1,199,203 warrants granted to directors under the LTI plan (see “—Long-Term Incentive Warrant Plan”), 1,459,622 matching options granted to members of the executive board of management and senior employees under the share-based compensation plan (see “—Share-Based Compensation Plan”), 5,927,886 exceptional options granted to former Anheuser-Busch employees (see “—Anheuser-Busch Exceptional Options and Share Grants”), 5,732,542 options granted under the dividend waiver program (see “—Share-Based Compensation Plan” and “—Anheuser-Busch Exceptional Options and Share Grants”), 4,908,000 options granted under the 2009 exceptional grant (see “—2009 Exceptional Grant”) and 28,412,642 options granted under the 2008 exceptional grant (see “—2008 Exceptional Grant”).
(2)	Not adjusted for the NYSE Euronext “ratio method” as applied after the rights issue of 17 December 2008 (adjustment factor 0.6252).

The weighted average exercise price of our outstanding options and warrants is as follows:

	Year ended 31 December
	2009	2008	2007
	(Amounts in U.S. dollars)(1)
Warrants and options outstanding at start of period	34.42	46.50	35.48
Granted during the period (pre-December 2008 rights issue)	24.78	76.92	79.38
Granted during the period (adjustment factor)	—	32.87	—
Forfeited during the period	27.48	56.63	45.00
Exercised during the period	18.94	32.76	35.52
Outstanding at the end of the period	27.37	34.42	46.50
Exercisable at the end of the period	31.16	23.66	36.39

Note:

(1)	Amounts converted into USD at the closing rate of the period.

AmBev Option Program

Under an equivalent 5-year cliff vesting plan (that is, options become fully exercisable after 5 years and do not vest progressively over time), AmBev issued 1.6 million options during 2009 for which the fair value amounted to approximately USD 114 million and 0.8 million options during the second quarter of 2008 for which the fair value amounted to approximately USD 35 million. During the second half of 2007, AmBev performed a reverse stock split in the ratio of 100:1. Consequently, the 2007 figures in the table below have been restated to reflect the impact of this adjustment. The fair value of the options and assumptions used in applying a binomial option pricing model for the grants made by AmBev in 2009, 2008 and 2007 are as follows:

	Year ended 31 December
	2009	2008	2007
	(Amounts in U.S. dollars)(1)
Fair value of options granted	52.01	44.51	25.03
Share price	76.95	71.48	61.83
Exercise price	74.70	71.48	61.83
Expected volatility	45%	33%	26%
Risk-free interest rate	12.64%	12.50%	10.60%

Note:

(1)	Amounts converted into USD at the closing rate of the period.

Compensation of Directors and Executives

Unless otherwise specified, all compensation amounts in this section are gross of tax.

Board of Directors

Our directors receive fixed compensation in the form of annual fees and supplemental fees for physical attendance at Board committee meetings or supplemental Board meetings, and variable compensation in the form of LTI warrants. Our Compensation & Nominating Committee recommends the level of remuneration for directors, including the Chairman of the Board. These recommendations are subject to approval by our Board and, subsequently, by our shareholders at the annual general meeting. The Compensation & Nominating Committee benchmarks directors’ compensation against peer companies to ensure that it is competitive. In addition, the Board sets and revises, from time to time, the rules and level of compensation for directors carrying out a special mandate or sitting on one or more of the Board committees and the rules for reimbursement of directors’ business-related out-of-pocket expenses. See “C. Board Practices—Information about Our Committees—The Compensation and Nominating Committee.”

Board compensation in 2009

In 2009, the base annual fee for our directors was EUR 67,000 (USD 92,900) based on attendance at 10 Board meetings. The base supplement for each additional physical Board meeting or for each Committee meeting attended was EUR 1,500 (USD 2,080). Since 1999, we have also regularly issued warrants under the LTI warrant plan for the benefit of our Board members. See “—Share-Based Payment Plans—Long-Term Incentive Warrant Plan” for a description of the LTI warrant plan. In 2009, the base grant amounted to 15,000 LTI warrants.

The fees and warrants received by the Chairman of our Board in 2009 were double the respective base amounts. The Chairman of the Audit Committee was granted fees and warrants in 2009 which were 30% higher than the respective base amounts. All other directors received the base amount of fees and warrants. We do not provide pensions, medical benefits or other benefit Programs to directors.

The table below provides an overview of the fixed and variable compensation that our directors received in 2009.

Name	Number of Board meetings attended	Annual fee for Board meetings	Fees for Committee meetings	Total fee(1)	Number of warrants granted under LTI 17(2)	Number of rights-offering compensatory warrants granted(3)
		(EUR)	(EUR)	(EUR)
August Busch IV	7	67,000	0	67,000	15,000	—
Jean-Luc Dehaene	10	67,000	12,000	79,000	15,000	70,928
Stéfan Descheemaeker	9	67,000	3,000	70,000	15,000	—
Peter Harf(1)	9	134,000	28,500	177,500	30,000	32,274
Jorge Paulo Lemann	9	67,000	4,500	71,500	15,000	28,343
Arnoud de Pret Roose de Calesberg	10	67,000	21,000	88,000	15,000	55,365
Carlos Alberto da Veiga Sicupira	10	67,000	15,000	82,000	15,000	28,343
Grégoire de Spoelberch(1)	10	67,000	15,000	99,500	15,000	5,395
Kees J. Storm	10	87,100	27,000	114,100	20,000	60,660
Marcel Herrmann Telles(1)	10	67,000	27,000	109,000	15,000	28,343
Roberto Moses Thompson Motta	9	67,000	3,000	70,000	15,000	28,343
Alexandre Van Damme	10	67,000	13,500	80,500	15,000	55,365
Mark Winkelman	9	67,000	4,500	71,500	15,000	28,343

All directors as group	—	958,100	174,000	1,179,600	215,000	421,702

Notes:

(1)	In addition to fees received for committee meetings, Mr. Spoelberch received EUR 17,500 and Mr. Harf and Mr. Telles each received EUR 15,000 in connection with services performed with respect to the integration of Anheuser-Busch and InBev.
(2)	Warrants were granted under the LTI warrant plan in April 2009. See “—Share-Based Payment Plans—Long-Term Incentive Warrant Plan.” The warrants have an exercise price of 21.72 euro per share, have a term of 5 years and vest over a 3-year period.
(3)	These warrants are part of the 984,203 warrants that were granted on 28 April 2009 to compensate for warrants that were not adjusted to take account of the effects of our December 2008 rights offering. See “—Share-based Payment Plans—Long-Term Incentive Warrant Plan” for more details.

Warrants and options held by directors

The table below sets forth, for each of our current directors, the number of LTI warrants they owned as of 1 March 2010:

	LTI 17	Rights-Offering Compensation(1)	LTI 16	LTI 15	LTI14	LTI 13	LTI 12	LTI 10	LT I 9	LTI 8	Total options
Grant date	28 April 2009	28 April 2009	29 April 2008	24 April 2007	25 April 2006	26 April 2005	27 April 2004	10 Dec. 2002	13 June 2002	11 Dec. 2001
Expiry date	27 April 2014	27 April 2014	28 April 2013	23 April 2012	24 April 2016	25 April 2015	26 April 2014	9 Dec. 2012	12 June 2012	10 Dec. 2011
August Busch IV	15,000	0	0	0	0	0	0	0	0	0	15,000
Jean-Luc Dehaene	15,000	70,928	9,000	9,000	8,269	9,364	11,016	11,016	0	8,100	151,693
Peter Harf	30,000	32,274	18,000	18,000	8,269	9,364	0	0	0	0	115,907
Marcel Herrmann Telles	15,000	28,343	9,000	9,000	8,269	9,364	0	0	0	0	78,976
Jorge Paulo Lemann	15,000	28,343	9,000	9,000	8,269	9,364	0	0	0	0	78,976
Arnoud de Pret Roose de Calesberg	15,000	55,365	9,000	9,000	8,269	9,364	11,016	0	8,100	0	125,114
Grégoire de Spoelberch	15,000	5,395	9,000	0	0	0	0	0	0	0	29,395
Kees J. Storm	20,000	60,660	11,700	11,700	8,269	9,364	11,016	11,016	0	0	143,725
Roberto Moses Thompson Motta	15,000	28,343	9,000	9,000	8,269	9,364	0	0	0	0	78,976
Alexandre Van Damme	15,000	55,365	9,000	9,000	8,269	9,364	11,016	0	8,100	0	125,114
Carlos Alberto da Veiga Sicupira	15,000	28,343	9,000	9,000	8,269	9,364	0	0	0	0	78,976
Mark Winkelman	15,000	28,343	9,000	9,000	8,269	9,364	0	0	0	0	78,976
Strike price (EUR)	21.72	21.72	58.31	55.41	38.70	27.08	23.02	21.83	32.70	28.87

Note:

(1)	These warrants are part of the 984,203 warrants that were granted on 28 April 2009 to compensate for warrants that were not adjusted to take account of the effects of our December 2008 rights offering. See “—Share-based Payment Plans—Long-Term Incentive Warrant Plan” for more details.

Stéfan Descheemaeker left our executive board of management and was appointed a non-executive director on 29 April 2008. In his former role as a member of our executive board of management, Mr. Descheemaeker received both LTI warrants and matching options under the Share-Based Compensation Plan. As he was not a director when he received the warrants and options in the table below, the amount and strike price of his LTI warrants and options received under the Share-Based Compensation Plan were adjusted as described in “—Share-Based Payment Plans.” The table below sets forth, for Mr. Descheemaeker, the number of LTI warrants and matching options he owned as of 1 March 2010:

Plan	Issue date	Expiry date	Number outstanding	Exercise price (in EUR)
LTI 6(1)	23 April 2001	22 April 2011	31,030	18.59
LTI 8(1)	11 December 2001	10 December 2011	55,982	18.05
LTI 9(1)	13 June 2002	12 June 2012	27,991	20.44
LTI 10(1)	10 December 2002	9 December 2012	95,969	13.65
LTI 13(1)	26 April 2005	25 April 2016	80,577	16.93
Matching Options 2006(2)	27 April 2006	26 April 2013	54,909	24.78
LTI 17(1)	28 April 2009	27 April 2014	15,000	21.72

Total			361,458

Notes:

(1)	Warrants granted under the LTI. See “—Share-Based Payment Plans—Long-Term Incentive Warrant Plan.”
(2)	Matching options granted under the Share-Based Compensation Plan. See “—Share-Based Payment Plans—Share-Based Compensation Plan.”

Board share ownership

The table below sets forth the number of our shares owned by our directors as at 1 March 2010:

Name	Number of our shares held(1)	% of our outstanding shares
August A. Busch IV	31,000	<1%
Jean-Luc Dehaene	261	<1%
Stéfan Descheemaeker	422,515	<1%
Peter Harf	527,880	<1%
Marcel Herrmann Telles	0	0%
Jorge Paulo Lemann	0	0%
Arnoud de Pret Roose de Calesberg	31,200	<1%
Grégoire de Spoelberch	600,000	<1%
Kees J. Storm	0	0%
Roberto Moses Thompson Motta	0	0%
Alexandre Van Damme	66	<1%
Carlos Alberto da Veiga Sicupira	0	0%
Mark Winkelman	50,000	0%

Note:

(1)	Under the rules of the SEC, certain of our directors may also be deemed to own beneficially shares held by certain of our major shareholders: the Stichting, Eugénie Patri Sébastien S.A., and BRC S.à.R.L. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Executive Board of Management1

The main elements of our executive remuneration are (i) base salary, (ii) variable compensation, (iii) stock options, (iv) post-employment benefits and (v) other compensation.

Our executive compensation and reward programs are overseen by our Compensation and Nominating Committee. It submits recommendations on the compensation of our Chief Executive Officer to the Board for approval. Upon the recommendation of our Chief Executive Officer, the Compensation and Nominating Committee also submits recommendations on the compensation of the other members of our executive board of management to our Board for approval. Such submissions to our Board include recommendations on the annual targets and corresponding variable compensation scheme. The Compensation and Nominating Committee also approves our targets and individual annual targets, target achievement and corresponding annual and long-term incentives of members of our executive board of management. See “C. Board Practices—Information about Our Committees—The Compensation and Nominating Committee.” The remuneration policy and any schemes that grant shares or rights to acquire shares are submitted to our annual shareholders meeting for approval.

Our compensation system is designed to support our high-performance culture and the creation of long-term sustainable value for our shareholders. The goal of the system is to reward executives with market-leading compensation, which is conditional upon both company and individual performance, and ensures alignment with shareholders’ interests by strongly encouraging executive ownership of shares in the company.

Through our Share-Based Compensation Plan, executives who demonstrate personal financial commitment to us by investing (all or part of) their annual variable compensation in our shares will be rewarded with the potential for significantly higher long-term compensation.

Base Salary

In order to ensure alignment with market practice, base salaries are reviewed against benchmarks on an annual basis. These benchmarks are collated by independent providers, in relevant industries and geographies. For benchmarking, “fast moving consumer goods” companies are used when available. If such data are not available for a given level or market, the category for all companies/general industry market is used. Our executives’ base salaries are intended to be aligned to mid-market levels for the appropriate market. Mid-market means that for a similar job in the market, 50% of companies in that market pay more and 50% of companies pay less. Executives’ total compensation is intended to be aligned to the 3rd quartile.

In 2009, our Chief Executive Officer earned a fixed salary of EUR 1.08 million (USD 1.49 million). The other members of our executive board of management earned an aggregate base salary of EUR 6.25 million (USD 8.66 million).

[1]

Figures in this section may differ from the figures in the notes to our consolidated financial statements for the following reasons: (i) figures in this section are figures gross of tax, while figures in the notes to our consolidated financial statements are reported as “cost for the Company”; (ii) the split “short-term employee benefits” vs. “share-based compensation” in the notes to our consolidated financial statements does not correspond to the split “fixed salary” vs. “variable pay” in this section. Short-term employee benefits in the notes to our consolidated financial statements include the base salary and 50% of the bonus. Share-based compensation includes 50% of the bonus (portion paid in shares) and certain non-cash elements, such as the fair value of the options granted, which is based on financial pricing models; and (iii) the scope for the reporting is different as the figures in the notes to our consolidated financial statements also contain the remuneration of executives who left during the year, while figures in this section only contain the remuneration of executives who were in service at the end of the reporting year.

Variable Compensation – Annual incentive

The variable compensation element of remuneration for members of our executive board of management is designed to encourage executives to drive our short- and long-term performance. We believe that our company and business zone targets are challenging, and relate to more than one year to ensure high levels of sustained performance. Below a specified threshold, no variable compensation is earned, as was the case for the majority of members of our executive board of management in 2008, but for really outstanding performance, the variable compensation could be at upper quartile level of the appropriate reference market. However, even if company or entity targets are achieved, individual payments are dependent on each executive’s achievement of individual performance targets. If achievement of individual performance targets is less than 35%, no variable compensation is payable.

Variable compensation is generally paid annually in arrears after publication of our full-year results. In 2009, in order to align the organization against the delivery of specific targets following the Anheuser-Busch acquisition, the Board decided to apply semi-annual targets which result in a semi-annual payment of 50% of the annual incentive. For 2010, variable compensation will again be paid annually in arrears after publication of our full-year results.

First half year 2009

For the first half year of 2009, our Chief Executive Officer earned EUR 3.01 million (USD 4.17 million) in variable compensation. The other members of our executive board of management earned aggregate variable compensation of EUR 18.02 million (USD 24.99 million).

The amount of variable compensation was based on our performance in the first half of 2009 and the performance of the executives compared to their individual targets. The variable compensation was paid in August 2009.

The following table sets forth information regarding the number of our shares acquired and matching options granted in August 2009 (variable compensation awarded for performance in the first half year of 2009) to our Chief Executive Officer and the other members of our executive board of management under the Share-Based Compensation Plan. See “—Share-Based Payment Plans—Share-Based Compensation Plan.” The matching options were granted on 14 August 2009, have an exercise price of EUR 27.06, become exercisable after five years, on 14 August 2014, subject to financial performance conditions to be met at the end of the second, third or fourth year following the granting:

Name	Our Shares acquired	Matching options granted
Carlos Brito – CEO	83,019	368,827
Alain Beyens(1)	13,808	—
Chris Burggraeve	20,155	151,861
Sabine Chalmers	12,792	68,734
Felipe Dutra	28,392	126,139
Claudio Braz Ferro	40,793	181,235
Tony Milikin(2)	—	—
Claudio Garcia	35,226	156,502
Miguel Patricio	46,618	140,106
Jo Van Biesbroeck	24,054	122,600
Francisco Sá	46,618	140,106
João Castro Neves	—	—
Luiz Fernando Edmond	61,747	274,325
Bernardo Pinto Paiva	—	—

Notes:

(1)	Alain Beyens left our executive board of management in December 2009.

(2)	Tony Milikin joined our executive board of management in May 2009.

Second half year 2009

For the second half year of 2009, our Chief Executive Officer earned EUR 3.13 (USD 4.35 million) million in variable compensation. The other members of our executive board of management earned aggregate variable compensation of EUR 9.11 million (USD 12.63 million).

The amount of variable compensation is based on the company performance in the second half year of 2009 and the performance of the executives compared to their individual targets. The variable compensation will be payable in or around April 2010 according to the new payment mechanics. See “—Share-Based Payment Plans—Share-Based Compensation Plan.”

Long-Term Incentive Stock Options

The following table sets forth information regarding the number of stock options granted in 2009 under the 2009 Long-Term Incentive Stock-Option Plan to our Chief Executive Officer and the other members of our executive board of management. See “—Share-Based Payment Plans—LTI Stock-Option Plan” above.

The options were granted on 18 December 2009, have an exercise price of EUR 35.90 and become exercisable after five years, on 18 December 2014:

Name	Long-Term Incentive options granted
Carlos Brito – CEO	190,984
Alain Beyens(1)	—
Chris Burggraeve(2)	29,609
Sabine Chalmers	26,648
Felipe Dutra	53,297
Claudio Braz Ferro	23,687
Tony Milikin	17,765
Claudio Garcia	17,765
Miguel Patricio	29,609
Jo Van Biesbroeck(2)	17,765
Francisco Sá	23,687
João Castro Neves	53,297
Luiz Fernando Edmond	79,946
Bernardo Pinto Paiva	44,414

Notes:

(1)	Alain Beyens left our executive board of management in December 2009.
(2)	Chris Burggraeve was granted an additional 391,532 options and Jo Van Biesbroeck was granted an additional 213,531 options. These additional options were granted to compensate for the loss that results from the reduction of the number of options that were granted to them under the November 2008 Exceptional Grant. Such reduction was applied in November 2008 based on the analysis of the consequences of the Belgian tax regime for stock options. To the extent that we no longer consider this analysis as relevant, the reduction of the number of options granted under the November 2008 Exceptional Grant has been compensated with a number of additional Long-Term Incentive stock options with the same economic value.

Incentive programs for encouraging global mobility of executives moving to the United States

In November 2009, our Chief Executive Officer, Carlos Brito exchanged 1,626,679 Series A Options granted under the November 2008 Exceptional Grant for 1,014,814 shares. Other members of our executive board of management who moved to the United States exchanged 1,554,381 Series A Options granted under the November 2008 Exceptional Grant for 1,018,200 shares. The exchange was based on the average of the highest and lowest share price on the day of the exchange. The shares that were acquired are locked until 31 December 2018. See “—Share-Based Payment Plan—2008 Exceptional Grant” and “—Share-Based Payment Plan—2009 Exceptional Grant” above.

In 2009 our Chief Executive Officer was granted 1,330,188 new options under the dividend waiver program and the members of our executive board of management who moved to the United States were granted in aggregate 2,428,043 new options under the dividend waiver program in relation to options granted under the Share-Based Compensation Plan in 2006, 2007 and 2008 and options granted under the November 2008 Exceptional Grant and the November 2009 Exceptional Grant. The options were granted on 1 December 2009 and have a strike price of 33.24 euro, which was the closing share price on 30 November 2009. All other terms and conditions of the options are identical to the outstanding options for which the dividend protection was cancelled. See “—Share-Based Payment Plan” above. The grant of these new options does not result in the grant of any additional economic benefit to the executives concerned.

Post-Employment Benefits

We sponsor various post-employment benefit plans worldwide. These include pension plans, both defined contribution plans and defined benefit plans, and other post-employment benefits. See note 25 to our audited consolidated financial statements as of 31 December 2009 and 2008, and for the three years ended 31 December 2009 for further details on our employee benefits.

Defined contribution plans. For defined contribution plans, we pay contributions to publicly or privately administered pension funds or insurance contracts. Once the contributions have been paid, we have no further payment obligation. The regular contribution expenses constitute an expense for the year in which they are due. For 2009, our defined contribution expenses amounted to USD 43 million compared to USD 17 million for 2008.

Defined benefit plans. We contribute to 66 defined benefit plans, of which 50 are retirement plans and 16 are medical cost plans. Most plans provide benefits related to pay and years of service. In 2009, the deficit under our defined benefit plans decreased to USD 2,583 million. We expect to contribute approximately USD 280 million to our defined benefit plans in 2010.

Our executives participate in our pension schemes in either Belgium or their home country. These schemes are in line with predominant market practices in the respective geographic environments.

Our Chief Executive Officer participates in a defined contribution plan. Our annual contribution to his plan amounts to approximately USD 0.21 million. The total amount we had set aside to provide pension, retirement or similar benefits for members of our executive board of management in the aggregate as of 31 December 2009 was USD 2 million, as compared to USD 3 million as of 31 December 2008. See note 33 to our audited consolidated financial statements as of 31 December 2009 and 2008, and for the three years ended 31 December 2009.

Other Compensation

We also provide executives with life and medical insurance and perquisites and other benefits that are competitive with market practice in the markets where such executives are employed. In addition, our Chief Executive Officer, for a limited period of time, enjoys certain expatriate perquisites such as a housing allowance in accordance with local market practice.

Employment Agreements and Termination Arrangements

Terms of hiring of our executive board of management are included in individual employment agreements. Executives are also required to comply with our policies and codes such as the Code of Business Conduct and Code of Dealing and are subject to exclusivity, confidentiality and non-compete obligations.

The employment agreement typically provides that the executive’s eligibility for payment of variable compensation is determined exclusively on the basis of the achievement of corporate and individual targets to be set by us. The specific conditions and modalities of the variable compensation are fixed by us in a separate plan.

Termination arrangements are in line with legal requirements and/or jurisprudential practice. The termination arrangements for the executive board of management typically provide for a termination indemnity of 12 months of remuneration including variable compensation in case of termination without cause. The variable compensation for purposes of the termination indemnity shall be calculated as the average of the variable compensation paid to the executive for the last two years of employment prior to the year of termination. In addition, if we decide to impose upon the executive a non-compete restriction of twelve months, the executive shall be entitled to receive an additional remuneration of six months.

Carlos Brito was appointed to serve as our Chief Executive Officer starting as of 1 March 2006. In the event of termination of his employment other than on the grounds of serious cause, he is entitled to a termination indemnity of 12 months of remuneration including variable compensation as described above. There is no “claw-back” provision in case of misstated financial statements.

Warrants and Options owned by Executives

The table below sets forth the number of LTI warrants and matching options owned by the members of our executive board of management in aggregate as of 31 December 2009 under the LTI Warrant Plans, LTI Stock-Option Plan, the Share-Based Compensation Plans and the 2008 Exceptional Grant. Since 2006, LTI warrants were no longer granted to our executive board of management. See “—Share-Based Payment Plans” above.

Program	Warrants and Options held in aggregate by our executive board of management	Strike price (EUR)	Grant date	Expiry date
LTI Warrant Plan 5	32,470	18.90	13 March 2001	12 March 2011
LTI Warrant Plan 8	55,982	18.05	11 December 2001	10 December 2011
LTI Warrant Plan 12(1)	143,955	14.39	27 April 2004	26 April 2014
LTI Warrant Plan 13	95,170	16.93	26 April 2005	25 April 2015
LTI Stock-Option Plan 2009	1,098,060	35.90	18 December 2009	17 December 2019
Matching options 2009	1,730,435	27.06	14 August 2009	13 August 2019
Matching options 2009	80,765	20.49	6 March 2009	5 March 2019
Matching options 2008	634,033	34.34	3 March 2008	2 March 2018
Matching options 2008 – Dividend Waiver 09(2)	317,635	33.24	1 December 2009	2 March 2018
November 2008 Exceptional Grant Options Series A(3)	1,915,865	10.32	25 November 2008	24 November 2018
November 2008 Exceptional Grant Options Series A	903,710	10.50	25 November 2008	24 November 2018
November 2008 Exceptional Grant Options Series A – Dividend Waiver 09(2)	355,280	33.24	1 December 2009	24 November 2018
November 2008 Exceptional Grant Options Series B	903,710	10.50	25 November 2008	24 November 2023
November 2008 Exceptional Grant Options Series B(3)	5,096,925	10.32	25 November 2008	24 November 2023
November 2008 Exceptional Grant Options Series B – Dividend Waiver 09(2)	2,589,811	33.24	1 December 2009	24 November 2023
Matching options 2007	513,598	33.59	2 April 2007	1 April 2017
Matching options 2007 – Dividend Waiver 09(2)	317,713	33.24	1 December 2009	1 April 2017
Matching options 2006(3)	305,927	24.78	27 April 2006	26 April 2016
Matching options 2006 – Dividend Waiver 09(2)	177,792	33.24	1 December 2009	23 April 2016

Notes:

(1)	In October 2009, Sabine Chalmers exercised 51,184 warrants of the LTI 12 series.

(2)	Options granted under the dividend waiver program. See “—Share-Based Payment Plans.”
(3)	As a result of the departure of Mr. Alain Beyens as from 31 December 2009, on that date 289,187 options were forfeited from the November 2008 Exceptional Grant Options Series A, 289,187 options were forfeited from the November 2008 Exceptional Grant Options Series B and 9,211 options were forfeited from the Matching options 2006.

Executive Share Ownership

The table below sets forth the number of our shares owned by the members of the executive board of management as at 1 March 2010:

Name	Number of our shares held	% of our outstanding shares
Carlos Brito	(*)	(*)
Sabine Chalmers	(*)	(*)
Jo Van Biesbroeck	(*)	(*)
Felipe Dutra	(*)	(*)
Claudio Garcia	(*)	(*)
Claudio Ferro	(*)	(*)
Chris Burggraeve	(*)	(*)
Tony Milikin	(*)	(*)
Miguel Patricio	(*)	(*)
Francisco Sá	(*)	(*)
João Castro Neves	(*)	(*)
Luiz Fernando Edmond	(*)	(*)
Bernardo Pinto Paiva	(*)	(*)

12,283,095

Note:

(*)	Each member of our executive board of management owns less than 1% of our outstanding shares as of 1 March 2010.

Anheuser-Busch

Retention Program

In connection with the Anheuser-Busch acquisition, we and Anheuser-Busch agreed to establish an employee retention program providing integration bonuses and severance benefits for certain key employees of Anheuser-Busch. This program became effective as of the closing of the acquisition.

Integration Bonus

Approximately 60 key employees of Anheuser-Busch (including Anheuser-Busch’s executive officers at the time of the Anheuser-Busch merger other than Mr. Busch IV, who terminated his employment with Anheuser-Busch upon the occurrence of the merger) were eligible to receive an additional bonus for 2008 equal to 40% of the target bonus otherwise payable to that employee under the pre-existing Anheuser-Busch bonus programs. In addition, approximately 300 key employees of Anheuser-Busch (including Anheuser-Busch’s executive officers, other than Mr. Busch IV) were eligible to receive a bonus for 2009 of 110% of the employee’s 2009 target bonus award. The amount of the additional bonus depended upon the extent of achievement of projected savings under Anheuser-Busch’s Blue Ocean program in each respective year.

Enhanced Severance

The retention plan also provided that the same group of approximately 360 employees (including Anheuser-Busch’s executive officers at the time of the Anheuser-Busch merger, other than Mr. Busch IV) are eligible for enhanced severance benefits payable upon an involuntary or constructive termination of employment within two years following the closing of the merger. These severance benefits range from 15 months of base salary to 2 times the sum of base salary and target bonus and include continuation of medical, insurance and welfare benefits ranging from 15 to 24 months (in each case, depending on the particular employee category). The retention plan provided that approximately 60 of these employees (including Anheuser-Busch’s executive officers at the time of the merger, other than Mr. Busch IV) are, if necessary, eligible for a modified gross-up payment on amounts that are subject to the excise tax imposed by Section 4999 of the United States Internal Revenue Code but only if the total value of all “parachute payments” to the individual exceeds 110% of the individual’s “safe harbor” amount. The enhanced severance program also contained customary restrictive obligations, including an agreement not to compete with Anheuser-Busch for a period ranging from 12 to 24 months. Constructive termination includes a material reduction of compensation, a material reduction in duties and responsibilities from those in effect immediately prior to closing of the merger and relocation of more than 50 miles.

C. BOARD PRACTICES

General

Our directors are appointed by our shareholders’ meeting, which sets their remuneration and term of mandate. Their appointment is published in the Belgian Official Gazette (Moniteur belge). No service contract is concluded between us and our directors with respect to their Board mandate. Our Board also may request a director to carry out a special mandate or assignment. In such case a special contract may be entered into between us and the respective director. For details of the current directors’ terms of office, see “—A. Directors and Senior Management—Board of Directors.” We do not provide pensions, medical benefits or other benefit programs to directors.

August A. Busch IV Consulting Agreement

In connection with the Anheuser-Busch acquisition, we entered into a consulting agreement with Mr. Busch IV which became effective as of the closing of the Anheuser-Busch merger and will continue until 31 December 2014. In his role as consultant, Mr. Busch IV will, at the request of our Chief Executive Officer, provide advice to us on Anheuser-Busch new products and new business opportunities; review Anheuser-Busch marketing programs; meet with retailers, wholesalers and key advertisers of Anheuser-Busch; attend North American media events; provide advice with respect to Anheuser-Busch’s relationship with charitable organizations and the communities in which it operates; and provide advice on the taste, profile, and characteristics of the Anheuser-Busch malt-beverage products. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Consulting Agreement.”

Information about Our Committees

General

Our Board is assisted by three main committees: the Audit Committee, the Finance Committee and the Compensation and Nominating Committee.

The existence of the Committees does not affect the responsibility of our Board. Board committees meet to prepare matters for consideration by our Board. By exception to this principle, (i) the Compensation and Nominating Committee may make decisions on individual compensation packages, other than with respect to our Chief Executive Officer and our executive board of management (which are submitted to our Board for approval), and on performance against targets and (ii) the Finance Committee may make decisions on matters specifically delegated to it under our Corporate Governance Charter, in each case without having to refer to an additional Board decision. Each of our Committees operates under typical rules for such committees under Belgian law, including the requirement that a majority of the members must be present for quorum and decisions are taken by a majority of members present.

The Audit Committee

The Audit Committee’s Chairman and a majority of the Committee members are appointed by the Board from among the independent directors. The Chairman of the Audit Committee is not the Chairman of the Board. The Chief Executive Officer, Chief Legal Officer and Chief Financial Officer are invited to the meetings of the Audit Committee.

The current members of the Audit Committee are Jean-Luc Dehaene, Arnoud de Pret Roose de Calesberg, Peter Harf and Kees J. Storm (Chairman). Each member of our Audit Committee is currently an independent director under Belgian law (see “—A. Directors and Senior Management—Board of Directors—Role and Responsibilities, Composition, Structure and Organization”) and under Rule 10A-3 under the Exchange Act, except Arnoud de Pret Roose de Calesberg. We plan to have each member of our Audit Committee be an independent director as required under Rule 10A-3 under the Exchange Act by 15 September 2010, one year from the effective date of our initial registration statement on Form 20-F. See “Item 16D. Exemptions from Listing Standards for Audit Committees.” There is no minimum size for the Audit Committee.

Our board of directors has determined that Kees J. Storm is an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act. See “Item 16A. Audit Committee Financial Expert.”

The Audit Committee assists our Board in its responsibility for oversight of (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) the statutory auditors’ qualification and independence and (iv) the performance of the statutory auditors and our internal audit function. The Audit Committee is entitled to review information on any point it wishes to verify, and is authorized to acquire such information from any of our employees. It is also authorized to obtain independent advice, including legal advice, if this is necessary for an inquiry into any matter under its responsibility. It is entitled to call on the resources that will be needed for this task. It is entitled to receive reports directly from the statutory auditor, including reports with recommendations on how to improve our control processes.

The Audit Committee holds as many meetings as necessary with a minimum of four a year.

The Finance Committee

The Finance Committee consists of at least three but no more than six members appointed by the Board. The Board appoints a Chairman and if deemed appropriate, a Vice-Chairman from among the Finance Committee members. The Chief Executive Officer and the Chief Financial Officer are invited ex officio to the Finance Committee meetings unless specifically decided otherwise. Other employees are invited on an ad hoc basis as deemed useful.

The current members of the Finance Committee are Stéfan Descheemaeker, Arnoud de Pret Roose de Calesberg (Chairman), Jorge Paulo Lemann, Roberto Moses Thompson Motta and Mark Winkelman.

The Finance Committee meets at least four times a year and as often as deemed necessary by its Chairman or at least two of its members.

The Finance Committee assists the Board in fulfilling its oversight responsibilities in the areas of corporate finance, risk management, corporate controls, mergers and acquisitions, tax and legal, pension plans, financial communication and stock market policies and all other related areas as deemed appropriate.

The Compensation and Nominating Committee

The Compensation and Nominating Committee Chairman and committee members are appointed by the Board from among the directors, including at least one member from among the independent directors. The Chief Executive Officer and the Chief People and Technology Officer are invited to attend the meetings of the Compensation and Nominating Committee.

The current members of the Compensation and Nominating Committee are Carlos Alberto da Veiga Sicupira, Grégoire de Spoelberch, Peter Harf, Marcel Herrmann Telles (Chairman) and Alexandre Van Damme. There is no minimum size for the Compensation and Nominating Committee.

The Compensation and Nominating Committee makes recommendations to the Board and assists with all of the Board’s decisions on the compensation and management of people. The main objectives of the Compensation and Nominating Committee are to ensure that: i) we have exceptional people who occupy appropriate positions and who are incentivized to achieve, and are compensated for, exceptional performance; ii) we focus our compensation policy on meritocracy with a view to aligning the interests of our employees with the interests of all of our shareholders; iii) we develop successors for all key positions; iv) we nurture a culture of ownership, simplicity, efficiency, high ethical standards and the permanent quest to improve results; and v) individual goals are established to align the interests of all of our employees with our goals and objectives as set by the Board.

The Compensation and Nominating Committee meets every two months.

D. EMPLOYEES

As at 31 December 2009, we employed approximately 116,000 people.

Overview of Employees per Zone

The table below sets out the number of full-time employees at the end of each relevant period in our business zones.

	As of 31 December
	2009	2008(1)	2007
North America	19,597	21,871	5,662
Latin America North	28,460	28,517	25,998
Latin America South	7,780	7,554	7,290
Western Europe	7,551	8,965	11,481
Central & Eastern Europe	10,588	16,054	13,509
Asia Pacific	40,859	41,588	24,056
Global Export & Holding Companies	1,654	12,050	694

Total	116,489	136,599	88,690

Note:

(1)	The increase in the number of employees in North America and Asia Pacific between 2007 and 2008 was primarily due to the addition of Anheuser-Busch employees.

Employee Compensation and Benefits

To support our culture that recognizes and values results, we offer employees competitive salaries benchmarked to fixed mid-market local salaries, combined with variable incentive schemes based on individual performance and performance of the business entity in which they work. Senior employees above a certain level are eligible for the Share-Based Compensation Plan. See “B. Compensation—Share-Based Payment Plans—Share-Based Compensation Plan” and “B. Compensation—Compensation of Directors and Executives—Executive Board of Management.” Depending on local practices, we offer employees and their family members pension plans, life insurance, medical, dental and optical insurance, death in service insurance, illness and disability insurance. Some of our countries have tuition reimbursement plans and employee assistance programs.

Labor Unions

Many of our hourly employees across our business zones are represented by unions. Generally, relationships between us and the unions that represent our employees are good. See “Risk Factors—Risks Relating to Our Business—We are exposed to labor strikes and disputes that could lead to a negative impact on our costs and production level.”

In Western Europe, collective bargaining occurs at the national level in Belgium and the Netherlands, and at the local level in all other countries. The degree of membership in unions varies from country to country, with a low proportion of membership in the United Kingdom and the Netherlands, and a high proportion of membership in Belgium and Germany.

In the United States, a majority of our hourly employees at breweries are represented by the International Brotherhood of Teamsters. Our collective bargaining agreements covering employees at all 12 U.S. breweries include annual wage increases and run through 28 February 2014.

In Canada, since the beginning of 2009, we have not had any labor disruptions. Four collective agreements were negotiated, three with 7 year terms and one other with a 3 year term. Five collective bargaining agreements covering sales, office and quality control in Quebec expired in December 2009. These units are operating under extension agreements and negotiations are expected to begin shortly.

In Brazil, all of our employees are represented by labor unions, but less than 10% are actually members of those unions. The number of administrative and distribution employees who are members of labor unions is not significant. Our collective bargaining agreements are negotiated separately for each facility or distribution center and have a term of one year. We usually enter into new collective bargaining agreements on or prior to the expiration of the existing agreements.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

Shareholding Structure

The following table shows our shareholding structure based on the notifications made to the Belgian Banking, Finance and Insurance Commission (the “CBFA”) and to us on the date specified below by the shareholders specified below in accordance with Article 14 of the Belgian Law of 2 May 2007 on the disclosure of significant shareholdings in listed companies.

The first seven entities mentioned in the table act in concert (see “—Shareholders’ Arrangements”) and hold 856,624,539 of our shares, representing 53.43% of the voting rights attached to our shares outstanding as of 18 September 2009, the date of the most recent notification.

All of our shares have the same voting rights.

Major shareholders	Number of our shares held		% of the voting rights attached to our outstanding shares held	Date of notification of interest
Stichting Anheuser-Busch InBev, a stichting incorporated under Dutch law(1)	722,339,815	(2)	45.05%	18 September 2009
Eugénie Patri Sébastien S.A., a company incorporated under Luxembourg law affiliated to the Stichting that it jointly controls with BRC S.à.R.L.(3)	114,160,320		7.12%	18 September 2009
Rayvax Société d’Investissement NV/SA, a company incorporated under Belgian law	10		< 0.01%	18 September 2009
Fonds Voorzitter Verhelst SPRL, a company with a social purpose incorporated under Belgian law	7,147,665		0.45%	18 September 2009
Fonds InBev-Baillet Latour SPRL, a company with a social purpose incorporated under Belgian law	5,485,415		0.34%	18 September 2009
BRC S.à.R.L., a company incorporated under Luxembourg law, affiliated to the Stichting that it jointly controls with Eugénie Patri Sébastien S.A.(4)	7,006,520		0.44%	18 September 2009
Sébastien Holding NV/SA, a company incorporated under Belgian law, affiliated to Rayvax Société d’Investissement NV/SA, its parent company	484,794		0.03%	18 September 2009
Anheuser-Busch InBev SA/NV	11,114,722		0.69%	18 September 2009
Brandbrew S.A., a company incorporated under Luxembourg law and a subsidiary of Anheuser-Busch InBev	8,747,814		0.55%	18 September 2009
Capital Research and Management Company	83,562,037		5.21%	7 January 2010
Janus Capital Management LLC	46,872,867		2.92%	23 March 2010
Fidelity Management & Research LLC	48,561,873		3.03%	16 September 2009

Notes:

(1)	See section “—Controlling Shareholder.” By virtue of their responsibilities as directors of the Stichting, Stéfan Descheemaeker, Arnoud de Pret Roose de Calesberg, Grégoire de Spoelberch, Alexandre Van Damme, Marcel Herrmann Telles, Jorge Paulo Lemann, Roberto Moses Thompson Motta and Carlos Alberto da Veiga Sicupira may be deemed, under the rules of the SEC, to be beneficial owners of our ordinary shares held by the Stichting. However, each of these individuals disclaims such beneficial ownership in such capacity.
(2)	See section “—Shareholders’ Arrangements.”
(3)	By virtue of their responsibilities as directors of Eugénie Patri Sébastien S.A., Stéfan Descheemaeker, Arnoud de Pret Roose de Calesberg, Grégoire de Spoelberch and Alexandre Van Damme may be deemed, under the rules of the SEC, to be beneficial owners of our ordinary shares held by Eugénie Patri Sébastien S.A. However, each of these individuals disclaims such beneficial ownership in such capacity.

(4)	Marcel Herrmann Telles, Jorge Paulo Lemann and Carlos Alberto da Veiga Sicupira have disclosed to us that they control BRC S.à.R.L and as a result, under the rules of the SEC, they are deemed to be beneficial owners of our ordinary shares held by BRC S.à.R.L. By virtue of his responsibility as a director of BRC S.à.R.L, Roberto Moses Thompson Motta may also be deemed, under the rules of the SEC, to be the beneficial owner of our ordinary shares held by BRC S.à.R.L. However, Roberto Moses Thompson Motta disclaims such beneficial ownership in such capacity.

In the past three years, the only significant change of which we have been notified in the percentage ownership of our shares by our major shareholders described above was as a result of our December 2008 rights offering. In their last disclosure to the CBFA prior to the December 2008 rights offering, on 1 September 2008, the first seven entities in the table above, who act in concert, held 391,112,307 of our shares, representing 63.49% of the voting rights attached to our shares outstanding as of such date. The Stichting similarly notified us that it held 321,712,000 of our shares, representing 52.22% of the voting rights attached to our shares outstanding as of such date.

U.S. Resident Shareholders

As a number of our shares are held in dematerialized form, we are not aware of the identity of all our shareholders. As of 31 December 2009, we had 7,271,698 registered shares held by 158 U.S. resident shareholders, representing 0.45% of the voting rights attached to our shares outstanding as of such date. In addition, Fidelity Management and Research LLC, a U.S. resident holder, notified us on 16 September 2009 that it held 48,561,873 ordinary shares, representing 3.03% of the voting rights attached to our shares outstanding as of such date, Capital Research and Management Company LLC, a U.S. resident holder, notified us on 7 January 2010 that it held 83,562,037 ordinary shares, representing 5.21% of the voting rights attached to our shares outstanding as of such date, and Janus Capital Management LLC, also a U.S. resident holder, notified us on 23 March 2010 that it held 46,872,867 ordinary shares, representing 2.92% of the voting rights attached to our shares outstanding as of such date. As of 31 December 2009, we also had 15,968,515 ADRs outstanding, each representing one ordinary share, which are held by one U.S. resident holder.

Controlling Shareholder

Our controlling shareholder is the Stichting, a foundation (stichting) organized under the laws of the Netherlands which represents an important part of the interests of the founding Belgian families of Interbrew (mainly represented by Eugénie Patri Sébastien S.A.) and the interests of the Brazilian families which were previously the controlling shareholders of AmBev (represented by BRC S.à.R.L).

As of 18 September 2009, the date of its most recent notification, the Stichting owned 722,339,815 of our shares, which represented a 45.05% voting interest in us based on the number of our shares outstanding as of 18 September 2009. The Stichting and certain other entities acting in concert with it (see “—Shareholders’ Arrangements” below) held, in the aggregate, 53.43% of our shares based on the number of our shares outstanding on 18 September 2009. Based on the information disclosed in our Schedule 13G filed on 12 February 2010, the Stichting and certain other entities acting in concert with it (see “—Shareholders’ Arrangements” below) held, in the aggregate, 849,524,667 of our shares, which represented 52.95% of our shares based on the number of our shares outstanding on 1 March 2010. The Stichting is governed by its bylaws and its conditions of administration.

Shareholders’ Arrangements

In connection with the combination of Interbrew with AmBev in 2004, BRC S.à.R.L, Eugénie Patri Sébastien S.A., Rayvax Société d’Investissement NV/SA and the Stichting entered into a shareholders’ agreement on 2 March 2004 which provides for BRC S.à.R.L and Eugénie Patri Sébastien S.A. to hold their interests in us through the Stichting (except for approximately 114 million of our shares that are held directly by Eugénie Patri Sébastien S.A. and approximately 7 million of our shares that are held directly by BRC S.à.R.L as of 18 September 2009 (see “—Shareholding Structure”)) and addresses, among other things, certain matters relating to the governance and management of the Stichting and Anheuser-Busch InBev SA/NV as well as the transfer of the Stichting certificates. As of 18 September 2009, BRC S.à.R.L held 357,988,615 class B Stichting certificates

(indirectly representing 357,988,615 of our shares) and Eugénie Patri Sébastien S.A. held 364,351,200 class A Stichting certificates (indirectly representing 364,351,200 of our shares). The shareholders’ agreement was amended and restated on 9 September 2009 and has been filed as Exhibit 3.1 to this Form 20-F.

Pursuant to the terms of the shareholders’ agreement, BRC S.à.R.L and Eugénie Patri Sébastien S.A. jointly and equally exercise control over the Stichting and those of our shares held by the Stichting. Among other things, BRC S.à.R.L and Eugénie Patri Sébastien S.A. have agreed that the Stichting will be managed by an eight-member board of directors and that each of BRC S.à.R.L and Eugénie Patri Sébastien S.A. will have the right to appoint four directors to the Stichting board of directors. At least seven of the eight Stichting directors must be present in order to constitute a quorum of the Stichting board, and any action to be taken by the Stichting board of directors will, subject to certain qualified majority conditions, require the approval of a majority of the directors present, including at least two directors appointed by BRC S.à.R.L and two appointed by Eugénie Patri Sébastien S.A. Subject to certain exceptions, all decisions of the Stichting with respect to our shares held by it, including how such shares will be voted at our shareholders’ meetings, will be made by the Stichting board of directors.

The shareholders’ agreement requires the Stichting board of directors to meet prior to each of our shareholders’ meetings to determine how those of our shares held by the Stichting will be voted.

The shareholders’ agreement as amended provides for restrictions on the ability of BRC S.à.R.L and Eugénie Patri Sébastien S.A. to transfer their Stichting certificates (and consequently their shares in us held through the Stichting).

In addition, the shareholders’ agreement requires Eugénie Patri Sébastien S.A., BRC S.à.R.L and their permitted transferees under the shareholders’ agreement whose shares in us are not held through the Stichting to vote their shares in us in the same manner as our shares held by the Stichting and to effect any transfers of their shares in us in an orderly manner of disposal that does not disrupt the market for our shares and in accordance with any conditions established by us to ensure such orderly disposal. In addition, under the shareholders’ agreement, Eugénie Patri Sébastien S.A. and BRC S.à.R.L agree not to acquire any shares of AmBev’s capital stock, subject to limited exceptions.

Pursuant to the shareholders’ agreement, the Stichting board of directors proposes the nomination of eight directors to our shareholders’ meeting, among which each of BRC S.à.R.L and Eugénie Patri Sébastien S.A. have the right to nominate four directors. In addition, the Stichting board of directors proposes the nomination of four to six directors to our Board who are independent of shareholders.

The shareholders’ agreement will remain in effect for an initial term of 20 years starting from 27 August 2004. Thereafter, it will be automatically renewed for successive terms of 10 years each unless, not later than two years prior to the expiration of the initial or any successive 10-year term, either BRC S.à.R.L or Eugénie Patri Sébastien S.A. notifies the other of its intention to terminate the shareholders’ agreement.

In addition, the Stichting has entered into a voting agreement with Fonds InBev-Baillet Latour SPRL and Fonds Voorzitter Verhelst SPRL, a copy of which has been filed as Exhibit 3.2 to this Form 20-F. This agreement provides for consultations between the three bodies before any of our shareholders’ meetings to decide how they will exercise the voting rights attached to our shares. Under this voting agreement, consensus is required for all items that are submitted to the approval of any of our shareholders’ meetings. If the parties fail to reach a consensus, the Fonds InBev-Baillet Latour SPRL and Fonds Voorzitter Verhelst SPRL will vote their shares in the same manner as the Stichting. This agreement will expire on 16 October 2016, but is renewable.

B. RELATED PARTY TRANSACTIONS

Material Transactions

AB InBev Group and Consolidated Entities

We engage in various transactions with affiliated entities which form part of the consolidated AB InBev Group. These transactions include: (i) the purchase and sale of raw material with affiliated entities, (ii) entering into distribution, cross-licensing, and other agreements with affiliated entities, (iii) intercompany loans and guarantees, with affiliated entities, (iv) import agreements with affiliated entities, such as the import agreement under which Anheuser-Busch imports our European brands into the United States and (v) royalty agreements with affiliated entities, such as our royalty agreement with one of our United Kingdom subsidiaries related to the production and sale of our Stella Artois brand in the United Kingdom. Such transactions between Anheuser-Busch InBev SA/NV and our subsidiaries are not disclosed in our consolidated financial statements as related party transactions because they are eliminated on consolidation. A list of our principal subsidiaries is shown in note 36 “AB InBev Companies” to our audited consolidated financial statements as of 31 December 2009 and 2008, and for the three years ended 31 December 2009.

Unrealized gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of our interest in the entity. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment. Transactions with associates and jointly controlled entities are discussed further below.

Where these are eliminated on consolidation, transactions between Anheuser-Busch InBev SA/NV and our subsidiaries are not disclosed in our consolidated financial statements as related party transactions. A list of our principal subsidiaries is shown in note 36 “AB InBev Companies” to our audited consolidated financial statements as of 31 December 2009 and 2008, and for the three years ended 31 December 2009.

Transactions with Directors and Executive Board of Management Members (Key Management Personnel)

Total compensation of our directors and executive board of management included in our income statement for 2009 set out below can be detailed as follows:

	Year ended 31 December 2009
	Directors	Executive Board Management
	(USD millions)
Short-term employee benefits	4	54
Post-employment benefits	—	2
Share-based payments	4	51
Exceptional IFRS 2 adjustment	—	45

Total	8	152

In addition to short-term employee benefits (primarily salaries), our executive board of management members are entitled to post-employment benefits. More particularly, members of the executive board of management participate in the pension plan of their respective country. See also note 25 “Employee benefits” and note 33 “Related parties” to our audited consolidated financial statements as of 31 December 2009 and 2008, and for the three years ended 31 December 2009. In addition, key management personnel are eligible for our Share-Based Payment Plan and/or our exchange of share ownership program. See also “Item 6. Directors, Senior Management and Employees—B. Compensation” and note 26 “Share-based payments” to our audited consolidated financial statements as of 31 December 2009 and 2008, and for the three years ended 31 December 2009. The exceptional IFRS adjustment relates to accelerated share-based payment expense in accordance with IFRS 2, following the change in vesting conditions on certain share-based payment plans.

Directors’ compensations consist mainly of directors’ fees (tantièmes). Key management personnel were not engaged in any transactions with the Company and did not have any significant outstanding balances with the Company.

Loans to directors

Under the terms of our Corporate Governance Charter, we are prohibited from making loans to our directors or members of our executive board of management. In 1996, before he was a member of our Board, a 10 million Belgian franc (USD 344,993) loan was granted by us to Stéfan Descheemaeker, bearing no interest. The loan was part of the compensation package awarded to Mr. Descheemaeker when he joined us as Vice-President Industrial Strategy and Partnerships. The repayment schedule for the loan is 10 annual payments of EUR 24,789 (USD 34,499) from 2001. The maximum amount outstanding in the last three financial years was EUR 123,947 (USD 172,497) in 2007. As of the date of this Form 20-F, approximately EUR 50,000 (USD 72,030) is still outstanding.

Consulting Agreement

In connection with the Anheuser-Busch merger, we and Mr. Busch IV entered into a consulting agreement which became effective as of the closing of the Anheuser-Busch merger and will continue until 31 December 2014, substantially on the terms described below. In his role as consultant, Mr. Busch IV will, at the request of our Chief Executive Officer, provide advice to us on Anheuser-Busch new products and new business opportunities; review Anheuser-Busch marketing programs; meet with retailers, wholesalers and key advertisers of Anheuser-Busch; attend North American media events; provide advice with respect to Anheuser-Busch’s relationship with charitable organizations and the communities in which it operates; and provide advice on the taste, profile and characteristics of the Anheuser-Busch malt-beverage products.

Under the terms of the consulting agreement, as contemplated, at the time of the Anheuser-Busch acquisition, Mr. Busch IV received a lump sum cash payment equal to USD 10,350,000, less any applicable withholding. During the term of the consulting agreement, Mr. Busch IV will be paid a fee of approximately USD 120,000 per month. In addition, Mr. Busch IV will be provided with an appropriate office in St. Louis, Missouri, administrative support and certain employee benefits that are materially similar to those provided to full-time salaried employees of Anheuser-Busch. He is also to be provided with personal security services through 31 December 2011 (in St. Louis, Missouri) in accordance with Anheuser-Busch’s past practices including an income tax gross-up and with complimentary tickets to Anheuser-Busch sponsored events. Mr. Busch IV is also eligible for a gross-up payment under Section 280G of the U.S. Internal Revenue Code of 1986, as amended, (estimated to be approximately USD 11.1 million) on various change in control payments and benefits to which he is entitled in connection with the Anheuser-Busch merger. Such Code Section 280G gross-up payments are payments which, after the imposition of certain taxes, will equal the excise tax imposed on such change of control payments and benefits to which Mr. Busch IV is entitled.

Mr. Busch IV is subject to restrictive covenants relating to non-competition and non-solicitation of employees and customers which are in effect for the duration of the consulting agreement and a confidentiality covenant. The parties are subject to a mutual non-disparagement covenant.

If terminated by reason of a notice given by Mr. Busch IV, he would no longer be entitled to any rights, payments or benefits under the consulting agreement (with the exception of accrued but unpaid consulting fees, business expense reimbursements, any Code Section 280G gross-up payment, indemnification by us, and continued office and administrative support for 90 days following termination of the agreement) and the non-compete and non-solicitation restrictive covenants would survive for two years following termination of the consulting agreement (but not beyond 31 December 2013). If terminated by reason of a notice given by us for any reason other than for “cause,” Mr. Busch IV would continue to have all rights (including the right to payments and benefits) provided for in the consulting agreement and will continue to be bound by the non-compete and non-solicitation restrictive covenants through 31 December 2013.

Mr. Busch IV will generally be indemnified by us from and against all claims arising from the performance of his duties as a consultant for the term of the consulting agreement. In addition, we and Mr. Busch IV have executed a mutual release of claims regarding all pre-closing matters.

Jointly Controlled Entities

We report our interests in jointly controlled entities using the line-by-line reporting format for proportionate consolidation. Significant interests we hold in joint ventures include two distribution entities in Canada and three entities in Brazil. None of these joint ventures are material to us. Aggregate amounts of our interests in such entities are as follows:

As of 31 December 2009
(USD million)
Non-current assets	76
Current assets	42
Non-current liabilities	131
Current liabilities	84
Result from operations	—
Profit attributable to equity holders	—

Transactions with Associates

Our transactions with associates were as follows:

Year ended 31 December 2009
(USD million)
Revenue	45
Non-current assets	—
Current assets	9
Current liabilities	22

Revenue from associates primarily consists of sales to distributors in which we have a non-controlling interest.

Indemnification Agreement

In the context of the U.S. Department of Justice’s antitrust review of the Anheuser-Busch acquisition, we entered into an indemnification agreement with AmBev on 13 November 2008, pursuant to which we agreed to indemnify AmBev under certain circumstances arising from the perpetual license of Labatt branded beer to KPS Capital Partners, LP for consumption in the United States and the interim supply of Labatt branded beer to KPS Capital Partners, LP for consumption in the United States.

ITEM 8.	FINANCIAL INFORMATION

A. CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements.

See “Item 18. Financial Statements.” For a discussion of our export sales, see “Item 5. Operating and Financial Review.”

Legal and Arbitration Proceedings

Except as set forth below, there have been no governmental, judicial or arbitration proceedings (including any such proceedings which are pending or threatened of which we are aware) during a period between 1 January 2008 and the date of this Form 20-F which may have, or have had in the recent past, significant effects on our financial position and profitability.

Anheuser-Busch InBev SA/NV

We have received notice of claims relating to the use by Cerveceria Bucanero S.A., a joint venture in which we participate in Cuba, of a trademark which is alleged to have been confiscated by the Cuban government and trafficked by us through our ownership and management of Cerveceria Bucanero S.A. Although we have attempted to review and evaluate the validity of the claims, due to the uncertain underlying circumstances, we are currently unable to express a view as to the validity of such claims, or as to the standing of the claimants to pursue them.

BudweiserTrademark Litigation

We are involved in a longstanding trademark dispute with the brewer Budejovicky Budvar, n.p. located in Ceske Budejovice, Czech Republic. This dispute involves the BUD and BUDWEISER trademarks and includes actions pending in national trademark offices as well as courts. There are approximately 80 actions pending in nearly 30 jurisdictions. While there are a significant number of actions pending, taken in the aggregate, the actions do not represent a material risk to any of our significant current beer sales.

AmBev and its Subsidiaries

AmBev only makes provisions for litigation in which there is a probable chance of loss. Litigation in which there is only a possible chance of loss is not provisioned, rather the total amount of the risk is disclosed in a note to AmBev’s financial statements.

Tax Matters

As of 31 December 2009, AmBev had approximately 4,588 tax claims pending in Brazil, including judicial and administrative proceedings. Most of these claims relate to ICMS (Imposto sobre Circulação de Mercadorias e Serviços, which is a state value-added tax levied on goods and services), the IPI excise tax, and income tax and social contributions. As of 31 December 2009, AmBev had made provisions of 622 million reais in connection with those tax proceedings for which it believes there is a probable chance of loss.

Among the pending tax claims, there are claims filed by AmBev against Brazilian tax authorities alleging that certain taxes are unconstitutional. Such tax proceedings include claims for income taxes, ICMS, IPI and revenue taxes (“PIS” and “COFINS”). As these claims are contingent on obtaining favorable judicial decisions, the corresponding assets which might arise in the future are only recorded once it becomes certain that AmBev will receive the amounts previously paid or deposited.

As of 31 December 2009, there were also tax proceedings with a total estimated risk of 5.4 billion reais for which AmBev believes there is a possible chance of loss.

In order to carry out certain activities, including obtaining BNDES financings (that is, by Banco Nacional de Desenvolvimento Econômico e Social, a Brazilian state-owned development bank), certain tax incentives or registering the sale of real estate, AmBev, like other Brazilian corporations, is required to obtain federal and state tax and social security good standing certificates, which are normally valid for six months. In circumstances in which such certificates are not issued by the competent authority on the basis of the existence of tax claims that AmBev believes are without merit or need further information, it has sought court injunctions requesting such certificates to be issued. As of 31 December 2009, AmBev had court bonds (cartas de fiança) issued in connection with such injunctions in the amount of approximately 318 million reais. Court bonds are a means provided for by Brazilian law to guarantee amounts under dispute in a given litigation, including the request for injunctive relief. In the event that AmBev loses the litigation, the court bond will be used to pay the amounts owed by AmBev and AmBev will have to reimburse the financial institution that issued such court bond.

Value Added Tax, Excise Tax and Taxes on Net Sales

During 1999, legislation came into effect requiring Brazilian companies to pay PIS and COFINS not only on sales and services net sales, but also on financial income. AmBev has not been paying PIS and COFINS as required by such law, as it has obtained injunctions permitting the non-payment of these additional taxes on the basis that such legislation is unconstitutional. In November 2005, a leading case unrelated to AmBev was adjudicated by the Brazilian Supreme Court in favor of taxpayers. As of 31 December 2009, AmBev had provisions in connection with cases still pending in the amount of 53.1 million reais.

AmBev currently is party to legal proceedings with the State of Rio de Janeiro where it is challenging such State’s attempt to assess ICMS with respect to irrevocable discounts granted by AmBev in January 1996 and February 1998. These proceedings are currently before the Superior Court of Justice and the Brazilian Supreme Court, and involve the amount of approximately 284 million reais as of 31 December 2009, which AmBev has treated as a possible loss. Such estimate is based on reasonable assumptions and assessments of management, but should AmBev lose such proceedings the expected net impact on its statement of operations would be an expense for this amount.

AmBev received in 2007 and 2008 five tax assessments from the State of São Paulo in the amount of approximately 74.9 million reais (updated as of 31 December 2009), challenging the legality of tax credits arising from an existing tax incentive of AmBev in the State of Santa Catarina. AmBev has treated this proceeding as a possible loss. Such estimate is based on reasonable assumptions and assessments of external counsel but should AmBev lose such proceedings the expected net impact on its statement of operations would be an expense for this amount. Moreover, AmBev cannot rule out the possibility of other Brazilian states issuing similar tax assessments related to AmBev’s tax incentive granted by the State of Santa Catarina.

The State of São Paulo also has challenged in the Brazilian Supreme Court laws enacted by other Brazilian states upon which certain of the above benefits have been granted, on the basis that they constitute tax benefits created without certain approvals required under Brazilian tax laws and regulations, which would render such state laws unconstitutional. Although the Brazilian Supreme Court, in a case unrelated to AmBev, has already declared part of Pará state’s benefit law unconstitutional, almost every state has specific legislation on this topic and even the State of Pará may still grant benefits which were not covered in the decision. In this sense, insofar as the tax benefits are granted based on valid state legislation and the operational requirements are met, most companies apply for and use these benefits when granted.

Between 2000 and 2004, certain third-party distributors of Londrina Bebidas, Ltda (formerly Cintra) (“Londrina”) obtained preliminary injunctions permitting the non-payment of the IPI. These preliminary injunctions were revoked between 2002 and 2005, and as a result, tax authorities considered Cintra responsible for the payment of IPI during the period in which IPI was not collected by the third-party distributors. In 2009, we reversed 176.6 million reais in provisions for this case, as external counsel established that a portion of these claims became subject to statute of limitations provisions. As a result, as of 31 December 2009, Londrina had a net provision of 16.4 million reais with respect to such claims. 260.5 million reais is treated as a possible loss.

Income Tax and Social Contribution

Beginning in 1997, an amendment to the tax laws confirmed the deductibility of interest on shareholders’ equity for social contribution and income tax purposes. Companhia Cervejaria Brahma, which has since been succeeded in a series of corporate restructuring transactions by AmBev, filed a lawsuit with the Federal Courts of the State of Rio de Janeiro requesting the recovery of social contribution taxes previously paid for the fiscal year of 1996. The Federal Court granted Companhia Cervejaria Brahma an injunction recognizing the deductibility of payment of interest on shareholders’ equity and, as a result, allowed Companhia Cervejaria Brahma to suspend the payment of social contribution amounts owed in 1999 up to the amount not deducted in 1996 (approximately 50.7 million reais as of 31 December 2009). Notwithstanding the aforesaid suspension of social contribution’s payment, the tax authority filed an administrative proceeding against Companhia Cervejaria Brahma claiming the payment of such amount. Companhia Cervejaria Brahma presented its defense and is waiting for a final decision by the administrative court. Meanwhile, in April 2001, the Federal Appellate Court reversed the Federal Court’s injunction. Though AmBev appealed to the Brazilian Supreme Court in April 2002, its appeal was denied. The provision made in connection with this case was reversed in 2009 as external counsel established that even if AmBev loses the administrative proceeding, the tax authority would not be entitled to collect the respective amounts, due to the fact that the tax authority has indirectly consented, in a different proceeding, to the deductibility of payment of interest on shareholder’s equity made by AmBev in 1996.

During the first quarter of 2005, certain subsidiaries of AmBev received a number of assessments from Brazilian federal tax authorities relating to earnings of its foreign subsidiaries, in the total amount, at that time, of approximately 2.9 billion reais. In December 2008, the Administrative Court decided one of the tax assessments relating to earnings of AmBev’s foreign subsidiaries. This decision was partially favorable to AmBev, but AmBev can still appeal. Based on the advice of external counsel, AmBev has not recorded any provision in connection therewith. After this decision, it has estimated the total exposures of possible losses in relation to these assessments to be approximately 2.8 billion reais as of 31 December 2009.

Labatt tax matters

Labatt was assessed by the Canada Revenue Agency for the interest rate used in certain related-party debts and related-party transactions, and other transactions existing prior to the merger of Labatt into AmBev. As of 31 December 2009, the estimated amount of the exposure corresponded to CAD 218.0 million. In the event Labatt is required to pay these amounts, CAD 110.0 million would be reimbursed by us. During 2008, as required by Canadian tax law, and in order to be able to challenge these assessments, Labatt paid CAD 115.3 million, CAD 79.2 million of which were reimbursed by us. No such payments were made in 2009. Labatt continues to challenge these assessments.

Tax Debit Repayment Program

In 2009, AmBev decided to take part in the Tax Debit Repayment Program, introduced by Brazilian Federal Law 11,941/09, with respect to some of its current tax lawsuits. Thus, AmBev expects to pay an amount of approximately 370 million reais over a period of 15 years. The related financial impact is reflected in AmBev’s results for 2009.

Labor Matters

As of 31 December 2009 AmBev was involved in approximately 13,567 legal proceedings in Brazil with former and current employees, mainly relating to overtime, dismissals, severance, health and safety premiums, supplementary retirement benefits and other matters, all of which are awaiting judicial resolution. AmBev has made provisions totaling 212.1 million reais as of 31 December 2009. In Brazil, it is not unusual for a company to be a defendant in a large number of labor claims.

AmBev has approximately 13 claims made by the Brazilian National Institute for Social Security with an aggregate exposure of 69.2 million reais as of 31 December 2009. These claims are classified as having a possible chance of loss and argue, among other things, that AmBev should have paid social security contributions in relation to bonus payments and payments to third-party service providers. Three previous claims on the same subject in the total amount of 76.5 thousand reais have been included by AmBev under the Tax Debit Repayment Program. See “—Tax Matters—Tax Debit Repayment Program” for further details.

Civil Claims

As of 31 December 2009, AmBev had 4,523 civil claims pending in Brazil, including distributors and product-related claims. AmBev is the plaintiff in 1,477 and the defendant in 3,046 of these claims. AmBev has established provisions totaling 29.5 million reais as of 31 December 2009 in connection with civil claims.

AmBev is a party to a tortious interference claim brought by its competitor Schincariol whereby Schincariol seeks damages in the range of 100 million reais from AmBev, arguing that AmBev signed up singer Zeca Pagodinho while he was still contractually bound with Schincariol. On 20 July 2007, the lower courts of the State of São Paulo denied Schincariol’s claim, and Schincariol filed an appeal on 24 August 2007. Based on the advice of external counsel, AmBev does not consider the risk of a loss as probable.

Warrants

In 2002, AmBev decided to request a ruling from the CVM (Comissão de Valores Mobiliários, the Securities and Exchange Commission of Brazil) in connection with a dispute between AmBev and some of its warrant holders regarding the criteria used in the calculation of the strike price of certain AmBev warrants. In March and April 2003, the CVM ruled that the criteria used by AmBev to calculate the strike price were correct. In response to the CVM’s final decision and seeking to reverse it, some of the warrant holders filed separate lawsuits before the courts of São Paulo and Rio de Janeiro.

Although the warrants expired without being exercised, the warrant holders claim that the strike price should be reduced to take into account the strike price of certain stock options granted by AmBev under its Stock Ownership Program, as well as for the strike price of other warrants issued in 1993 by Companhia Cervejaria Brahma.

AmBev has been notified of seven claims from 12 holders arguing that they would be entitled to those rights. One of them was ruled favorably to AmBev by the appellate court of the State of São Paulo. Another one is still awaiting final rulings by the same court. A third one was settled. Of the four other claims, one is awaiting a decision and three were ruled against AmBev in the appellate court of the State of Rio de Janeiro. AmBev appealed to the Superior Court of Justice with respect to the final decisions issued by the appellate court of the State of Rio de Janeiro, but the appeals were denied by the Reporting Judge of the Superior Court of Justice. AmBev has recently appealed with respect to these decisions and a final decision will be ruled by a group of judges from the same court. The warrant holders whose claim was denied by the appellate court of the State of São Paulo have appealed to the Superior Court of Justice.

In the event the plaintiffs prevail in the above six pending proceedings, AmBev believes that the corresponding economic dilution for the existing shareholders would be the difference between the market value of the shares at the time they are issued and the value ultimately established in liquidation proceedings as being the subscription price pursuant to the exercise of the warrants. AmBev believes that the warrants which are the object of those six proceedings represent 5,536,919 preferred and 1,376,344 common shares that would be issued at a value substantially below fair market value, should claimants ultimately prevail.

AmBev has filed counterclaims to six of these lawsuits. One of those counterclaims is still awaiting final ruling by the appellate court of the State of São Paulo. Of the five other counterclaims, one was settled, three were ruled against AmBev in the appellate court of the State of Rio de Janeiro, and one was ruled against AmBev in the appellate court of the State of São Paulo. AmBev has already appealed to the Superior Court of Justice with respect to the final decisions issued by the appellate courts of the states of Rio de Janeiro and São Paulo, except for one of the rulings rendered by the appellate courts of the State of Rio de Janeiro, which, therefore, is a final decision. AmBev’s appeals concerning the decisions issued by the appellate court of the State of Rio de Janeiro were denied by the Reporting Judge of the Superior Court of Justice and, as a result of that, we have appealed with respect to such decisions. Final decisions on these cases should be ruled by a group of judges from the same court.

Based on advice from external counsel, AmBev believes that its chances to prevail on these claims and on the counterclaims are possible. However, no assurance can be given that the unfavorable decisions to AmBev rendered so far may be reversed by the appellate courts or the Superior Court of Justice. As these disputes are based on whether AmBev should receive as a subscription price a lower price than the price that it considers correct, a provision of amounts with respect to these proceedings would only be applicable with respect to legal fees and past dividends.

Distributors and Product-Related Claims

Numerous claims have been filed in Brazil against AmBev by former distributors whose contracts were terminated. Most claims are still under review by first instance and state Appellate Courts, and a few are currently being reviewed by the Superior Court of Justice.

AmBev has established provisions in the amount of 16.3 million reais in connection with these claims as of 31 December 2009, based on the advice of external legal counsel.

Antitrust Matters

Investigations

AmBev currently has a number of antitrust investigations pending against it before Brazilian antitrust authorities.

Tô Contigo

On 22 July 2009, CADE issued its ruling in connection with a proceeding initiated in 2004 as a result of a complaint filed by Schincariol that had, as its main purpose, the investigation of AmBev’s conduct in the market, in particular AmBev’s customer loyalty program known as “Tô Contigo” and which is similar to airline frequent flyer and other mileage programs.

During its investigation, the Secretariat of Economic Law of the Ministry of Justice (“SDE”) concluded that the program should be considered anticompetitive unless certain adjustments were made. These adjustments have already been substantially incorporated into the current version of the program. The SDE opinion did not threaten any fines and recommended that the other accusations be dismissed. After the SDE opinion, the proceeding was sent to CADE, which issued a ruling that, among other things, imposed a fine in the amount of 352 million reais.

AmBev believes that CADE’s decision was without merit and thus has challenged it before the federal courts, which have ordered the suspension of the fine and other parts of the decision upon our posting of a guarantee. AmBev has already rendered a court bond (carta de fiança) for this purpose. According to AmBev’s advisors’ analysis, the risk of loss is not considered probable.

Kaiser

On 2 April 2007, Cervejaria Kaiser, which is currently AmBev’s third largest beer competitor in Brazil and part of the FEMSA Group, filed a complaint with Brazilian antitrust authorities alleging that AmBev’s cooler programs and exclusivity agreements are anti-competitive practices, and also that AmBev launched two combat brands (Puerto del Sol and Puerto del Mar) in connection with the entry of Kaiser’s product Sol Pilsen in 2006. On 9

December 2008, the SDE requested the opening of two administrative proceedings to investigate the alleged practices. AmBev’s preliminary responses were filed before SDE on 18 February 2009. AmBev believes such claims are without merit and intends to vigorously defend this complaint.

630ml Bottle

On 3 April 2008, the Brazilian Association of Carbonated Soft Drinks Manufacturers, the Brazilian Association of Beverages, which comprises Schincariol and Petrópolis—currently AmBev’s two largest competitors in Brazil — and Cervejaria Imperial (a small Brazilian beverage company), filed complaints with Brazilian antitrust authorities challenging AmBev’s 630ml returnable bottle launched under the Skol brand in the State of Rio de Janeiro and under the Bohemia brand in the State of Rio Grande do Sul. On 17 April 2008, Cervejarias Kaiser also filed a complaint with the Brazilian antitrust authorities challenging the Skol bottle. These competitors claim that AmBev should be prevented from launching the new exclusive 630ml bottle and should be compelled to continue to use the standard 600ml returnable bottle used by all players in the market. On 27 May 2008, SDE issued an injunction prohibiting the use of the new 630ml bottle by AmBev. Due to an appeal filed by AmBev against the SDE injunction, on 23 July 2008 CADE decided to allow the use of the 630ml bottle by AmBev in the states of Rio de Janeiro and Rio Grande do Sul, as long as AmBev maintains a system to change the 630ml bottles acquired by its competitors for 600ml bottles. AmBev will vigorously defend its right to innovate and create differentiation for its products and believes that its competitors’ claims are without merit.

1L Bottle

On 20 August 2009, the Brazilian Association of Beverages filed a complaint with the Brazilian antitrust authorities challenging AmBev’s new proprietary 1L returnable bottle launched under its main brands. The Association claims that AmBev’s new 1L bottle would cause the standard 600ml bottle exchange system to cease to exist, therefore artificially increasing the costs of competitors and restricting their access to the points of sale. In response, on 14 September 2009, AmBev submitted preliminary clarifications to the SDE arguing for the economic rationality and the benefits to the consumer deriving from the 1L format. On 28 October 2009, SDE decided to initiate an Administrative Proceeding against AmBev to further investigate the issue. In its note initiating the proceedings, the SDE stated that although it believes that market players are in principle free to decide whether or not to participate in a standard bottle exchange system, it wanted to further investigate whether the manner pursuant to which AmBev was allegedly introducing the 1L bottle could potentially create lock-in effects. AmBev will vigorously defend its right to innovate and create differentiation for its products and believes that its competitors’ claims are without merit.

Others

In February 2002, ABRADISA (the Brazilian Association of Antarctica Distributors) filed a complaint challenging the legality of exclusivity provisions in AmBev’s distribution agreements. This dispute was settled in March 2003, with ABRADISA filing a petition in November 2003 before the Brazilian antitrust authorities stating that the settlement agreement was fully complied with by all its parties and that ABRADISA had no interest in continuing with this proceeding. On 11 December 2008, SDE, the Secretariat of Economic Development, issued its opinion recommending the dismissal of the case. On 28 October 2009 CADE dismissed the case.

In April 2007, the Brazilian Association of Carbonated Soft Drinks Manufacturers filed a complaint with the Brazilian antitrust authorities alleging that AmBev engaged in the following anticompetitive practices: (i) predatory prices; (ii) restriction of competitors’ access to shelf space in supermarkets; (iii) exclusivity agreements with strategic points of sales; and (iv) adoption of a proprietary reusable glass bottle. In August 2009, SDE initiated a preliminary inquiry to investigate these alleged practices. The case is still under the analysis of SDE, which will decide whether or not to initiate an administrative proceeding to further investigate the company. AmBev believes such claims are without merit and intends to vigorously defend this complaint.

In July 2007, CADE forwarded to SDE for further investigation a complaint issued by Globalbev Bebidase Alimentos Ltda. alleging that AmBev was restricting competitors’ access to the shelf space in supermarkets. In August 2009, SDE initiated a preliminary inquiry to investigate this supposed anticompetitive practice. The case is still under the analysis of SDE, which will decide whether or not to initiate an administrative proceeding to further investigate the company. AmBev believes such claim is without merit and intends to vigorously defend this complaint.

After the approval of the acquisition of Cintra (currently Londrina) in 2008 (see “—AmBev and its Subsidiaries—Merger Control”), SDE initiated an administrative proceeding to investigate the closing in 2009 of a plant of Cintra in the city of Mogi-Mirim, in the State of São Paulo. The SDE wants to investigate whether, after the acquisition, the industrial capacity of Cintra was reduced, contrary to information provided by AmBev to SDE during the report of the Cintra acquisition. AmBev already informed SDE about the rationale for the closure of the Mogi-Mirim plant and that the overall capacity of Cintra has increased substantially after its acquisition by AmBev. As a result, AmBev believes such claim is without merit and intends to vigorously defend this complaint.

Merger Control

On 28 March 2007, AmBev announced the signing of a purchase and sale agreement with respect to the acquisition of 100% of Goldensand Comércio e Serviços Lda., the controlling shareholder of what was then called Cintra. The transaction was submitted for CADE review on 19 April 2007. On 21 May 2008, AmBev sold the Cintra brands to Schincariol. In July 2008, CADE issued a favorable decision approving the transaction.

CVM

Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, a Brazilian pension fund which is one of AmBev’s largest minority shareholders, filed an administrative complaint against AmBev with the CVM in April 2004 alleging abuse of position by AmBev’s controlling shareholders and breach of fiduciary duty by AmBev’s directors in connection with the approval of the InBev-AmBev Transactions, appropriation of commercial opportunity and inadequate disclosure. The complaint requested, among other things, that the CVM render an opinion contesting the legality of the transactions and intervene to prevent the closing of the Incorporação. The CVM ruled in December 2004 that (i) there was no basis to conclude that there had been an abuse of position by the controlling shareholders or conflict of interests in relation to them, and (ii) that there was no indication of an appropriation of a commercial opportunity by the directors of AmBev, without prejudice to any further investigation that the staff of the CVM might conduct, as appropriate. Moreover, the CVM expressed its opinion that one director involved in the InBev-AmBev Transactions could not have intervened in the AmBev board resolutions related thereto, recommending further investigations by the staff. The CVM recommended also that the staff investigate the performance of the duty of care of other directors during the decision process and the adequacy of the disclosure proceeding of the transactions by AmBev’s officers. The CVM requested certain information related to the InBev-AmBev Transactions. On 6 May 2009 AmBev was informed that the CVM had initiated formal complaints against certain AmBev directors and officers regarding the aforementioned investigations, including Marcel Herrmann Telles, Jorge Paulo Lemann, Carlos Alberto da Veiga Sicupira and Felipe Dutra. AmBev’s directors and officers presented their defenses on 17 August 2009. On 8 March 2010, the CVM published its official decision accepting settlement proposals pursuant to which the regulatory inquiry was closed without a decision on the merits, subject to the payment of: (i) 285,000 reais by each of Messrs. Lemann and Telles; (ii) 3,030,000 reais by Mr. Sicupira; (iii) 400,000 reais by Mr. Dutra; and (iv) 1,000,000 reais in aggregate by other members of the Board of Directors of AmBev. The settlement did not entail the recognition of any wrongdoing on the part of any person involved, whether express or implied, nor did it amount to an admission as to any of the alleged facts described in the regulatory inquiry.

The CVM also initiated an administrative proceeding in October 2008 in which it alleges that certain shareholders, members of the board of directors and officers of AmBev (including Marcel Herrmann Telles, Jorge Paulo Lemann, Carlos Alberto da Veiga Sicupira and Felipe Dutra) violated Brazilian Corporations Law and CVM rules, relating to (i) the potential use of privileged information in relation to the trading of AmBev shares between May 2003 and March 2004; (ii) the way certain information regarding AmBev was disclosed to the Brazilian market in March 2004; and (iii) alleged violation of AmBev’s Stock Ownership Program. On 29 April 2009, the CVM published its official decision accepting a settlement proposal with Mr. Felipe Dutra pursuant to which the regulatory inquiry was closed without a decision on the merits, subject to the payment of 250,000 reais. In addition, on 8 March 2010, the CVM published its official decision accepting settlement proposals with Messrs. Lemann, Telles and Sicupira pursuant to which the regulatory inquiry was closed without a decision on the merits, subject to the payment of 5,000,000 reais by each of them. The settlements did not entail any admission of wrongdoing by the individuals involved, whether express or implied, or of any of the alleged facts described in the regulatory inquiry.

Environmental matters

In August 2003, Oliveira Comércio de Sucatas filed a complaint with the Public Attorney of the city of Pedreira, in the State of São Paulo, alleging that Companhia Brasileira de Bebidas (a predecessor of AmBev) was using the waste disposal site of the city to dispose of toxic garbage. In September 2003, AmBev presented its response with all the evidence it had. This case is still in the discovery phase.

The Public Attorney of the State of Rio de Janeiro requested the initiation of a civil investigation on 12 December 2003 to investigate anonymous reports of pollution allegedly caused by Nova Rio, AmBev’s beer plant located in the state of Rio de Janeiro. Currently, this investigation is in the discovery phase. AmBev expects this investigation to be dismissed as AmBev has presented several expert opinions, including one from the State environmental agency, showing lack of environmental damages. Furthermore, the police of Rio de Janeiro requested the initiation of a criminal investigation on 2 June 2003 to investigate the author of the alleged crime, which is also in the discovery phase. AmBev expects this investigation will be dismissed concurrently with the civil investigation mentioned above.

On 17 April 2007, the Promotoria, or Public Attorney, of Viamão, State of Rio Grande do Sul requested the initiation of a civil investigation and a criminal investigation into reports made by the local population of pollution around the plant. AmBev reached a settlement with the Promotoria of Viamão on 12 June 2007. In February 2009, the investigations were suspended for a period of three years in order to certify that the settlement was entirely accomplished by AmBev.

Brazilian Alcohol Industry Litigation

On 28 October 2008, the Brazilian Ministério Público Federal filed a suit for damages against AmBev and two other beverage companies claiming total damages of approximately 2.8 billion reais (of which approximately 2.1 billion reais are claimed against AmBev). The public prosecutor alleges that: (i) alcohol causes serious damage to individual and public health, and that beer is the most consumed alcoholic beverage in Brazil; (ii) defendants have approximately 90% of the national beer market share and are responsible for heavy investments in advertising; and (iii) the advertising campaigns increase not only the market share of the defendants but also the total consumption of alcohol and, hence, damage to society and encourage underage consumption. AmBev believes such claims are without merit and intends to vigorously defend this litigation.

Shortly after the above lawsuit was filed, a consumer-protection association applied to be admitted as a joint-plaintiff. The association has made further requests in addition to the ones made by the Public Prosecutor, including the claim for “collective moral damages” in an amount to be ascertained by the court; however, it suggests that it should be equal to the initial request of 2.8 billion reais (therefore, it doubles the initial amount involved). The court has admitted the association as joint-plaintiff and has agreed to hear the new claims. The court has admitted the association as joint-plaintiff and has agreed to hear the new claims. AmBev believes such claims are without merit, intends to vigorously defend this litigation and, based on the advice of external counsel, has not made any provision with respect to such claims.

Anheuser-Busch

Grupo Modelo Arbitration

On 16 October 2008, Grupo Modelo, Diblo S.A. de C.V. and the Grupo Modelo series A shareholders filed a notice of arbitration under the arbitration rules of the United Nations Commission on International Trade Law against Anheuser-Busch, Anheuser-Busch International Inc. and Anheuser-Busch International Holdings Inc. The notice of arbitration claimed the transaction between Anheuser-Busch and InBev violated provisions of the 1993 investment agreement, governed by the law of the United Mexican States, between the Anheuser-Busch entities, Grupo Modelo, Diblo and the series A shareholders. It seeks post-closing relief, including (i) a declaration that Anheuser-Busch breached the 1993 investment agreement, (ii) rescission of certain continuing rights and obligations under the 1993 investment agreement, (iii) a permanent injunction against Anheuser-Busch or its successors from exercising governance rights under the 1993 investment agreement, (iv) suspension of Anheuser-Busch’s right to exercise a right of first refusal to purchase the stock of Grupo Modelo held by the series A shareholders, (v) “rectification” of the 1993 investment agreement to add additional restrictions on the Anheuser-Busch entities and (vi) monetary damages of up to $2.5 billion. The respondents believe that the claims are without merit because, among other things, there is no change of control clause in the investment agreement and no sale or transfer of the shares of Grupo Modelo and Diblo held by Anheuser-Busch International Holdings Inc. occurred. However, the relief sought by Grupo Modelo, Diblo and its series A shareholders in the arbitral proceeding or any other equitable or other relief they may seek may have an adverse effect on us, including by limiting our ability to exercise governance rights under the investment agreement with Grupo Modelo after the closing of the Anheuser-Busch acquisition. On 2 February 2009, the arbitration panel denied Grupo Modelo’s request for interim measures that would have prevented Anheuser-Busch from exercising its corporate governance, rights pending the final arbitration proceeding. The panel also ruled that Anheuser-Busch was to provide 90 days notice if it intends to sell its shares. In August 2009, the final arbitration proceeding was conducted in New York City. The arbitration panel has not yet issued a ruling.

Ginsburg Litigation

On 10 September 2008 an action brought under Section 7 of the Clayton Antitrust Act entitled Ginsburg et al. v. InBev NV/SA et al., C.A. No. 08-1375 (the “Ginsburg Litigation”), was filed against InBev, Anheuser-Busch and Anheuser-Busch, Inc. in the United States District Court for the Eastern District of Missouri. The complaint alleges that the Anheuser-Busch acquisition will have certain anticompetitive effects and consequences on the beer industry and will create a monopoly in the production and sale of beer in the United States. Plaintiffs generally seek declaratory relief that the Anheuser-Busch acquisition violates Section 7 of the Clayton Antitrust Act, injunctive relief to prevent consummation of the acquisition, and fees and expenses. On 18 November 2008, plaintiffs’ request for injunctive relief was denied. On 3 August 2009, the Court granted defendants’ Motion to Dismiss plaintiffs’ claims with prejudice. On 4 August 2009, the Court entered judgment in favor of the defendants. On 19 August 2009, plaintiffs filed an appeal of such judgment. We believe such claims are without merit and will continue to vigorously defend against these claims through the appellate process.

2009 Dispositions Pension Litigation

On 1 December 2009, Anheuser-Busch InBev SA/NV, Anheuser-Busch Companies, Inc. and the Anheuser-Busch Companies Pension Plan were sued in the United States District Court for the Eastern District of Missouri in a lawsuit styled Richard F. Angevine v. Anheuser-Busch InBev SA/NV, et al. The plaintiff seeks to represent a class of certain employees of Busch Entertainment Corporation, which was divested on 1 December 2009, and the four Metal Container Corporation plants which were divested on 1 October 2009. He also seeks to certify a class action and represent certain employees of any other Anheuser-Busch Companies, Inc. subsidiary that has been divested or may be divested during the three-year period from the date of the Anheuser-Busch acquisition, 18 November 2008.

The lawsuit contains claims that the class, if certified, is entitled to enhanced retirement benefits under the Anheuser-Busch Companies’ Salaried Employees’ Pension Plan. Specifically, the plaintiff alleges that the divestitures resulted in his “involuntarily termination,” as defined in the Pension Plan, from “Anheuser-Busch Companies and its operating division and subsidiaries” within three years of the 18 November 2008 Anheuser-

Busch acquisition, which allegedly triggers the enhanced benefits under the Pension Plan. The plaintiff claims that by failing to provide him and the other class members, if certified, with these enhanced benefits, we breached our fiduciary duties under the U.S. Employee Retirement Income Security Act of 1974. The claim for plaintiffs’ benefits alone totals $385,000. He also seeks punitive damages and attorneys’ fees. We intend to vigorously defend against this matter, and have filed a motion to dismiss plaintiff’s claims.

Acquisition Antitrust Matters

The Anheuser-Busch merger was subject, and required approvals or notifications pursuant to, various antitrust laws, including under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

United States

Under the Hart-Scott-Rodino Act and the rules promulgated thereunder by the U.S. Federal Trade Commission, the Anheuser-Busch merger could not have been completed until Anheuser-Busch and we had each filed a notification and report form under the Hart-Scott-Rodino Act and the applicable waiting period had expired or been terminated. On 15 July 2008, we had filed, and on 18 July 2008, Anheuser-Busch filed notification and report forms under the Hart-Scott-Rodino Act with the U.S. Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice. The initial 30-day waiting period under the Hart-Scott-Rodino Act (which ended on 18 August 2008) was extended by the Department of Justice’s issuance, on 18 August 2008, of a Request for Additional Information and Documentary Material. The extension resulting from such request was for a period of time necessary for us and Anheuser-Busch to substantially comply with the request and provide relevant information and documentary materials, plus an additional 30 days for the relevant U.S. authorities to review the information and documentary materials so provided after both parties have substantially complied with the request.

On 14 November 2008, we and Anheuser-Busch reached a proposed consent final judgment with the Department of Justice that permitted the completion of our acquisition of Anheuser-Busch. Under the terms of the proposed final judgment filed on 14 November 2008 in U.S. District Court for the District of Columbia, the following three actions were required to occur:

•	Labatt, a partially owned, indirect subsidiary of ours headquartered in Toronto, Canada, was required to grant to an independent third party a perpetual exclusive license:

•	to market, distribute and sell Labatt branded beer (primarily Labatt Blue and Labatt Blue Light) for consumption in the United States;

•	to brew such Labatt branded beer in the United States or Canada solely for sale for consumption in the United States; and

•	to use the relevant trademarks and intellectual property to do so;

•

We were required to sell to the licensee the assets of InBev USA LLC d/b/a/ Labatt USA, our subsidiary, headquartered in Buffalo, New York that related to its sale of Labatt branded beer in the United States; and

•	Labatt was required to brew and supply the Labatt branded beer for the licensee for an interim period of no more than three years.

The proposed consent final judgment required implementation of the actions above within the later of 90 days of filing of the complaint (which was on 14 November 2008) or five calendar days after notice of the entry of the final judgment with the U.S. District Court. The proposed consent final judgment received final approval by the U.S. District Court for the District of Columbia on 11 August 2009. We agreed to indemnify AmBev and its subsidiary Labatt against certain losses, claims and damages arising out of this final judgment and the divestiture of the assets disposed of thereunder.

To satisfy the requirements imposed by the U.S. Department of Justice in connection with its clearance of the Anheuser-Busch acquisition, on 13 March 2009, we announced the completion of the sale of the assets of InBev USA LLC (d/b/a Labatt USA) to North American Breweries, Inc., an affiliate of KPS Capital Partners, LP. Under the terms of the agreement announced on 23 February 2009, KPS Capital Partners, LP acquired the assets of Labatt USA and an exclusive license, granted by Labatt to (i) brew Labatt branded beer in the United States or Canada solely for sale for consumption in the United States; (ii) distribute, market and sell Labatt branded beer for consumption in the United States; and (iii) use the relevant trademarks and intellectual property required to do so. The transaction does not affect Labatt branded beer in Canada or elsewhere outside the United States. Approximately 1.7 million hectoliters of Labatt branded beer were sold in the United States in 2008. The impact on earnings of the foregoing actions is not material to us.

Argentina

Authorization, approval and/or clearance of the Anheuser-Busch acquisition in Argentina under the applicable antitrust laws is still pending based on ongoing regulatory review.

Dividend Policy

Our current dividend policy is to declare a dividend representing in aggregate at least 25% of our consolidated profit attributable to our equity holders, excluding exceptional items, such as restructuring charges, gains or losses on business disposals and impairment charges, subject to applicable legal provisions relating to distributable profit. In accordance with our intention to deleverage after the closing of the Anheuser-Busch acquisition, the dividends we have paid in the first two years after the closing of the Anheuser-Busch acquisition were materially lower than the EUR 2.44 (USD 3.67) dividend for 2007 set out below, and consequently were lower than the 25% threshold referred to above.

Any matter relating to our dividend payout policy (except that the actual amount of any dividend remains subject to approval at our shareholders’ meeting in accordance with the Belgian Companies Code) is within the jurisdiction of our shareholders’ meetings and shall be adopted with a positive vote of at least 75% of the shares attending or represented at the meeting, regardless of the number of shares attending or represented, if and only if any four of our directors request that the matter be submitted at our shareholders’ meeting.

The annual dividends are approved by our annual shareholders’ meeting and are paid on the dates and at the places appointed by our Board. Our Board may pay an interim dividend in accordance with the provisions of the Belgian Companies Code.

The table below summarizes the dividends paid by us in the most recent financial years.

Financial year	Number of our shares outstanding at end of relevant financial year	Gross amount of dividend per Share (in EUR)	Gross amount of dividend per Share (in USD)	Payment date
2009	1,604,301,123	0.38	0.55	3 May 2010
2008	1,602,427,569	0.28	0.35	5 May 2009
2007	615,043,509	2.44	3.67	30 April 2008
2006	613,441,281	0.72	0.95	25 April 2007
2005	609,913,289	0.48	0.57	26 April 2006

B. SIGNIFICANT CHANGES

On 26 February 2010, we entered into USD 17.2 billion of senior credit agreements, including the USD 13 billion 2010 Senior Facilities Agreement, enabling us to fully refinance the 2008 Senior Facilities Agreement. These facilities extend our debt maturities while building additional liquidity, thus enhancing our credit profile as evidenced by the improved terms under the facilities, which do not include financial covenants and mandatory prepayment provisions. See “Item 10. Additional Information—C. Material Contracts—Refinancing the 2008 Senior Facilities Agreement.”

On 24 March 2010, we announced the issuance of four series of notes in an aggregate principal amount of USD 3.25 billion, consisting of USD 500 million aggregate principal amount of notes due 2013, bearing interest at three-month LIBOR plus a spread of 0.73%; USD 1.0 billion aggregate principal amount of notes due 2013, bearing interest at a rate of 2.500%; USD 750 million aggregate principal amount of notes due 2015, bearing interest at a rate of 3.625%; and USD 1.0 billion aggregate principal amount of notes due 2020, bearing interest at a rate of 5.000%. The net proceeds from the March 2010 Notes offering were used to repay USD 3.23 billion of Facility D under the 2008 Senior Facilities Agreement, which is described under “Item 10. Additional Information—C. Material Contracts—Financing the Anheuser-Busch Acquisition.”

As a direct consequence of these transactions, exceptional net finance cost in 2010 will include incremental non-cash accretion expenses of approximately USD 186 million, in addition to a one-time negative mark-to-market adjustment estimated to be approximately USD 390 million in 2010, as the interest rate swaps hedging on USD 7.15 billion of the 2008 Senior Facilities Agreement will no longer be effective. While the accretion expense is a non-cash item, the cash equivalent of the negative mark-to-market adjustment will be spread over 2010 and 2011.

ITEM 9.	THE OFFER AND LISTING

Price History of Stock

Ordinary shares listed on Euronext Brussels

The table below shows the quoted high and low closing sales prices in euro on Euronext Brussels for our shares for the indicated periods.

	Per Share
	High	Low
	(in EUR)
Annual
2009	36.51	16.50
2008	38.69	10.32
2007	41.87	30.00
2006	31.22	21.87
2005	23.39	15.41

Quarterly
2010
First Quarter	38.38	33.99
2009
Fourth Quarter	36.51	30.00
Third Quarter	32.39	26.59
Second Quarter	25.97	20.76
First Quarter	22.09	16.50
2008
Fourth Quarter(1)	26.20	10.32
Third Quarter	30.78	25.56
Second Quarter	38.65	27.56
First Quarter	38.69	29.90

Monthly
2010
March	38.38	35.85
February	37.34	34.07
January	37.08	33.99
2009
December	36.51	34.24
November	34.64	31.70
October	34.30	30.00

Note:

(1)	As a result of the capital increase pursuant to the rights offering we completed in December 2008, our theoretical ex-rights share price was modified by an adjustment ratio of 0.6252 on 24 November 2008. Our historical share prices have not been restated to reflect this adjustment.

ADSs listed on NYSE

On 16 September 2009, we listed 1,608,663,943 ADSs on the NYSE, each of which represents one of our ordinary shares. The table below shows the quoted high and low closing sales prices in USD on NYSE for our shares for the indicated periods.

	Per Share
	High	Low
	(in USD)
Quarterly
2010
First Quarter	53.49	46.43
2009
Fourth Quarter	53.24	44.00

Monthly
2010
March	51.92	49.00
February	51.16	46.43
January	53.49	47.88
2009
December	53.24	50.61
November	52.44	47.11
October	52.30	44.00

Share Details

See “Item 10. Additional Information—B. Memorandum and Articles of Association and Other Share Information—Form and Transferability of Our Shares” for details regarding our shares.

Each of our shares is entitled to one vote except for shares owned by us, or by any of our direct subsidiaries, the voting rights of which are suspended. Shares held by our main shareholders do not entitle such shareholders to different voting rights.

Markets

We are incorporated under the laws of Belgium (register of legal entities number 0417.497.106), and our shares are listed on the regulated market of Euronext Brussels under the symbol “ABI.” The securities that we have applied to be listed on the NYSE are ADSs, each of which represents one of our shares. We listed 1,608,663,943 ADSs listed on the NYSE on 16 September 2009 (such number equal to the number of our shares plus the number of warrants on our shares outstanding as of 7 September 2009). For more information on our shares see “Item 10. Additional Information—A. Share Capital—Share Capital” and “—B. Memorandum and Articles of Association and Other Share Information—Form and Transferability of Our Shares.” Our ADSs are described in greater detail under “Item 12. Description of Securities Other Than Equity Securities—D. American Depositary Shares.”

Euronext Brussels

Euronext Brussels is a subsidiary of Euronext N.V. (“Euronext”), and holds a national license as the stock exchange operator in Belgium. Euronext, a company organized under the laws of the Netherlands, was the first cross-border exchange group, created with the 2000 merger of the Paris, Amsterdam and Brussels stock exchanges.

Euronext, the first integrated cross-border exchange, combines the stock exchanges of Amsterdam, Brussels, Lisbon and Paris into a single market. Issuers who meet European Union regulatory standards are qualified for listing on the regulated markets operated by Euronext. Euronext’s exchanges list a wide variety of securities, including domestic and international equity securities, convertible bonds, warrants, trackers and debt securities, including corporate and government bonds. Euronext is focused on increasing its share of these “non-domestic” listings in the future in connection with its objective to become the gateway to the Eurozone.

In 2008, Euronext was Europe’s largest stock exchange group based on aggregate market capitalization of listed operating companies and second largest stock exchange group based on the value of equities trading in the central order book. As of 31 December 2008, 1,110 companies were listed on Euronext, of which 886 were based in one of Euronext’s home markets.

Euronext is Europe’s second largest cash market based on average daily trades and average daily turnover. The cash trading business unit comprises trading in equity securities and other cash instruments including funds, bonds, warrants, trackers and structured funds. During 2008, on an average day, 1.5 million trades were executed on Euronext exchanges for all cash instruments, while the total number of trades in all cash instruments amounted to 397 million.

Trading Platform and Market Structure. Cash trading on Euronext’s markets in Amsterdam, Brussels, Lisbon and Paris takes place via nouveau système de cotation (“NSC”), Euronext’s fully automated electronic trading platform that allows trading members either to route their clients’ orders electronically or to enter orders manually into computer workstations installed on their premises and linked to the NSC system. The NSC system maintains an order book for every traded security, in which it matches buy and sell orders electronically. The NSC system was replaced by a single universal trading platform during 2009.

Cash trading on Euronext is governed both by a single harmonized rulebook for trading on each of Euronext’s markets in Amsterdam, Brussels, Lisbon and Paris and by the various non-harmonized Euronext Rulebooks containing local exchange-specific rules. Euronext’s trading rules provide for an order-driven market using an open electronic central order book for each traded security, various order types and automatic order matching, and a guarantee of full anonymity both for orders and trades.

Trading Members. The majority of Euronext’s cash trading members are brokers and dealers based in Euronext’s marketplaces, but also include members in other parts of Europe, most notably the United Kingdom and Germany.

Clearing and Settlement. Clearing and settlement of trades executed on Euronext are handled by LCH.Clearnet (for central counterparty clearing), and independent entities that provide services to Euronext pursuant to contractual agreement. Euronext has a minority ownership interest in, and board representation on, LCH.Clearnet.

Euronext Brussels is governed by the Belgian Act of 2 August 2002 and is recognized as a market undertaking according to article 16 of the Act. This Act transferred to the CBFA some of the responsibility previously executed by the Brussels exchange (such as disciplinary powers against members and issuers, control of sensitive information, supervision of markets and investigative powers). Euronext Brussels continues to be responsible for matters such as the organization of the markets and the admission, suspension and exclusion of members and has been appointed by law as a “competent authority” within the meaning of the European Transparency Directive.

ITEM 10.	ADDITIONAL INFORMATION

A. SHA RE CAPITAL

Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION AND OTHER SHARE INFORMATION

A copy of our articles of association dated 25 March 2010 has been filed as Exhibit 1.1 to this Form 20-F.

Corporate Profile

We are a public limited liability company incorporated in the form of a société anonyme/naamloze vennootschap under Belgian law (register of legal entities number 0417.497.106). Our registered office is located at Grand-Place/Grote Markt 1, 1000 Brussels, Belgium, and our headquarters are located at Brouwerijplein 1, 3000 Leuven, Belgium. We were incorporated on 2 August 1977 and our financial year runs from 1 January to 31 December.

Corporate Purpose

According to Article 4 of our articles of association, our corporate purpose is:

•

To produce and deal in all kinds of beers, drinks, foodstuffs and ancillary products, fabricate, process and deal in all by-products and accessories, of whatsoever origin or form, of its industry and trade, and to design, construct or produce part or all of the facilities for the manufacture of the aforementioned products;

•

To purchase, construct, convert, sell, let, sublet, lease, license and exploit in any form whatsoever all real property and real property rights and all businesses, goodwill, movable property and movable property rights connected with our business;

•

To acquire and manage investments, shares and interests in companies or undertakings having objects similar or related to, or likely to promote the attainment of, any of the foregoing objects, and in financing companies; to finance such companies or undertakings by means of loans, guarantees or in any other manner whatsoever; and to take part in the management of the aforesaid companies through membership of our Board governing body; and

•	To carry out all administrative, technical, commercial and financial work and studies for the account of undertakings in which it holds an interest or on behalf of third parties.

We may, within the limits of our corporate purpose, engage in all civil, commercial, financial and industrial operations and transactions connected with our corporate purpose either within or outside Belgium. We may take interests by way of asset contribution, merger, subscription, equity investment, financial support or otherwise in all companies, undertakings or associations having a corporate purpose similar or related to or likely to promote the furtherance of our corporate purpose.

Board of Directors

Belgian law does not regulate specifically the ability of directors to borrow money from Anheuser-Busch InBev SA/NV.

Our Corporate Governance Charter prohibits us from making loans to directors, whether for the purpose of exercising options or for any other purpose (except for routine advances for business-related expenses in accordance with our rules for reimbursement of expenses). See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—B. Related Party Transactions—Material Transactions—Transactions with Directors and Executive Board of Management Members (Key Management Personnel)—Loans to directors.”

Article 523 of the Belgian Companies Code provides that if one of our directors directly or indirectly has a personal financial interest that conflicts with a decision or transaction that falls within the powers of our Board, the director concerned must inform our other directors before our Board makes any decision on such transaction. The statutory auditor must also be notified. The director may not participate in the deliberation nor vote on the conflicting decision or transaction. An excerpt from the minutes of the meeting of our Board that sets forth the financial impact of the matter on us and justifies the decision of our Board must be published in our annual report. The statutory auditors’ report to the annual accounts must contain a description of the financial impact on us of each of the decisions of our Board where director conflicts arise.

We are relying on a provision in the NYSE Listed Company Manual that allows us to follow Belgian corporate law and the Belgian Corporate Governance Code with regard to certain aspects of corporate governance. This allows us to continue following certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the NYSE. See “Item 16G. Corporate Governance” for a concise summary of the significant ways in which our corporate governance practices differ from those followed by a U.S. company under the NYSE rules.

For further information regarding the provisions of our articles of association as applied to our Board, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Board of Directors” and “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

Form and Transferability of Our Shares

Our shares can take the form of registered shares, bearer shares or dematerialized shares.

On 1 January 2008, bearer shares booked into a securities account were automatically converted into dematerialized shares. As from 1 January 2008, bearer shares not yet booked into a securities account have been automatically converted into dematerialized shares as from the time they are booked into a securities account.

Furthermore, holders of bearer shares that would not have been subject to this automatic conversion (that is, bearer shares not held in book-entry form) must request, in accordance with the modalities provided by the Belgian Law of 14 December 2005 concerning the suppression of bearer securities, at the latest by 31 December 2013, that such shares be converted into registered or dematerialized shares.

In the event that the conversion of the shares is not requested by the above date, the shares will be automatically converted into dematerialized shares and recorded in our name, with all rights attached to such shares being suspended until their proved owner comes forward and requests that such shares be recorded in his own name. In addition, the Belgian Law of 14 December 2005 provides that, as of 1 January 2015, securities listed on a stock exchange and whose owner remains unknown must be sold by us on a stock exchange in accordance with the modalities provided by such law. We must then deposit (i) the proceeds or (ii) if the securities are not sold before 30 November 2015 at latest, these non-sold securities, with the Belgian Caisse des dépôts et consignations/Deposito-en Consignatiekas, where such proceeds or securities respectively may be claimed by their beneficiaries, subject to certain administrative fines being payable by claimants.

All of our shares are fully paid-up and freely transferable.

Changes to Our Share Capital

In principle, changes to our share capital are decided by our shareholders. Our shareholders’ meeting may at any time decide to increase or decrease our share capital. Such resolution must satisfy the quorum and majority requirements that apply to an amendment of the articles of association, as described below in “—Description of the Rights and Benefits Attached to Our Shares—Right to Attend and Vote at Our Shareholders’ Meeting—Votes, quorum and majority requirements.”

Share Capital Increases by Our Board of Directors

Subject to the same quorum and majority requirements, our shareholders’ meeting may authorize our Board, within certain limits, to increase our share capital without any further approval of our shareholders. This is the so-called authorized capital. This authorization needs to be limited in time (that is, it can only be granted for a renewable period of maximum five years) and in scope (that is, the authorized capital may not exceed the amount of the registered share capital at the time of the authorization).

At our extraordinary shareholders’ meeting held on 28 April 2009, our shareholders authorized our Board, for a period of five years from the date of publication of the changes to the articles of association decided by our shareholders’ meeting on 28 April 2009, to increase our share capital, in one or more transactions, by a number of shares representing no more than 3% of the total number of shares issued and outstanding on 28 April 2009 (which was, 1,602,862,013). In accordance with Article 603, indent 1, of the Belgian Companies Code, such increase may not result in the share capital being increased by an amount exceeding the amount of share capital on such date. As at the date of this Form 20-F, the authorized capital had not been used.

In addition, our Board is expressly authorized, in the event of a public takeover bid being made in relation to our securities, to increase our share capital, within the limits mentioned above, under the conditions set out in Article 607 of the Belgian Companies Code. This authorization is granted for a period of three years from 24 April 2007. If our Board decides to increase our share capital pursuant to this authorization, the amount of this increase will be deducted from the remaining authorized capital.

Preference Rights

In the event of a share capital increase for cash by way of the issue of new shares, or in the event of an issue of convertible bonds or warrants, our existing shareholders have a preferential right to subscribe, pro rata, to the new shares, convertible bonds or warrants. Our Board may decide that preference rights which were not exercised, or were only partly exercised, by any shareholders shall accrue proportionally to the other shareholders who have already exercised their preference rights, and shall fix the practical terms for such subscription.

Our shareholders’ meeting, acting in accordance with Article 596 of the Belgian Companies Code and in our interests, may restrict or cancel the preference rights. In the case of a share capital increase pursuant to the authorized capital, our Board may likewise restrict or cancel the preference rights, including in favor of one or more specific persons other than our employees or one of our subsidiaries.

Purchases and Sales of Our Own Shares

We may only acquire our own shares pursuant to a decision by our shareholders’ meeting taken under the conditions of quorum and majority provided for in the Belgian Companies Code. Such a decision requires a quorum of shareholders holding an aggregate of at least 50% of the share capital and approval by a qualified majority of at least 80% of the share capital present or represented. If there is no quorum, a second meeting must be convened. At the second meeting, no quorum is required, but the relevant resolution must be approved by a qualified majority of at least 80% of the share capital present or represented.

Our shareholders’ meeting of 28 April 2009 delegated authority to our Board, for a period of five years from such a date, to acquire our shares up to the maximum number allowed under Article 620, §1, 2° of the Belgian Companies Code and for a consideration that may not be less than 10% below the lowest closing price in the last 20 stock exchange days preceding the transaction and not more than 10% above the highest closing price in the last 20 stock exchange days preceding the transaction.

See “Item 16E. Purchases of Equity Securities by the Issuer” for details of our recent share repurchase programs.

Description of the Rights and Benefits Attached to Our Shares

Right to Attend and Vote at Our Shareholders’ Meeting

Annual Shareholders’ Meeting

Our annual shareholders’ meeting shall be held on the last Tuesday of April of each year, at 11:00 a.m., or at any other time, in one of the municipalities (communes/gemeenten) of the Region of Brussels, in Leuven or in Liège, at the place mentioned in the notice. If this date is a legal holiday, the meeting is held on the next business day (excluding Saturday) at the same time. Our annual shareholders’ meeting in 2010 will be held on 27 April 2010 .

Special and Extraordinary Shareholders’ Meetings

Our Board or the statutory auditor (or the liquidators, if appropriate) may, whenever our interests so require, convene a special or extraordinary shareholders’ meeting. Such shareholders’ meeting must also be convened every time one or more of our shareholders holding at least one-fifth of our share capital so demand.

Notices convening our shareholders’ meeting

Notices of our shareholders’ meetings contain the agenda of the meeting and our Board’s recommendations on the matters to be voted upon.

Notices for our shareholders’ meeting are given in the form of announcements placed at least 24 days prior to the meeting in at least one Belgian newspaper and in the Belgian State Gazette (Moniteur belge/Belgisch Staatsblad).

Notices are sent 15 days prior to the date of our shareholders’ meeting to the holders of our registered shares, holders of our registered warrants and to our directors and our statutory auditor.

Notices of all our shareholders’ meetings and all related documents, such as specific Board and auditor’s reports, are also published on our website, http://www.ab-inbev.com/corporategovernance.

Admission to meetings

All holders of our shares are entitled to attend our shareholders’ meeting, take part in the deliberations and, within the limits prescribed by the Belgian Companies Code, to vote.

Holders of our physical bearer shares wishing to attend our shareholders’ meeting must first convert such shares into registered or dematerialized shares. They must then comply with the formalities described below (depending on whether they have elected to convert their physical bearer shares into dematerialized or registered shares).

Holders of our dematerialized shares must deposit, with a branch of BNP Fortis Bank in Belgium at least three business days prior to the meeting, a certificate of non-transferability until and including the day of our shareholders’ meeting issued by an authorized account holder or by the clearing organization approved in accordance with Article 468 of the Belgian Companies Code, with an indication of the number of shares so blocked.

Holders of our registered shares must express, no later than three business days prior to the meeting, their intention to attend the meeting and the number of shares in respect of which they intend to exercise voting rights.

Any shareholder may attend our shareholders’ meetings in person or be represented by a proxy, who need not be a shareholder. All proxies must be in writing in accordance with the form prescribed by us and must be received by us no later than the date determined by our Board.

Votes, quorum and majority requirements

Each of our shares is entitled to one vote except for shares owned by us, or by any of our direct subsidiaries, the voting rights of which are suspended. The shares held by our principal shareholders do not entitle such shareholders to different voting rights.

Shareholders are allowed to vote in person, by proxy or by mail. Votes by mail must be cast using the form prepared by us and must be received by us no later than the date upon which our shareholders must deposit their shares.

Generally, there is no quorum requirement for our shareholders’ meetings and decisions are taken by a simple majority vote of shares present or represented.

Resolutions relating to amendments of the articles of association or the merger or division of Anheuser-Busch InBev SA/NV are subject to special quorum and majority requirements. Specifically, any resolution on these matters requires the presence in person or by proxy of shareholders holding an aggregate of at least 50% of the issued share capital, and the approval of at least 75% of the share capital present or represented at the meeting. If a quorum is not present, a second meeting must be convened. At the second meeting, the quorum requirement does not apply. However, the special majority requirement continues to apply.

Any modification of our corporate purpose or legal form requires a quorum of shareholders holding an aggregate of at least 50% of the share capital and approval by a qualified majority of at least 80% of the share capital present or represented. If there is no quorum, a second meeting must be convened. At the second meeting, no quorum is required, but the relevant resolution must be approved by a qualified majority of at least 80% of the share capital present or represented.

Our extraordinary shareholders’ meeting of 25 April 2006 approved an amendment to our articles of association. As a consequence, the following matters are now within the exclusive jurisdiction of our shareholders’ meetings and shall be adopted by the approval of at least 75% of the shares attending or represented at the meeting, regardless of the number of shares attending or represented:

•	Any decision to apply for the delisting of our securities from any stock market;

•	Any acquisition or disposal of assets by us for an amount exceeding one third of our consolidated total assets as reported in our most recent audited financial statements.

As a result of the amendment approved by our extraordinary shareholders’ meeting of 25 April 2006, the following matters are also within the jurisdiction of our shareholders’ meeting and shall be adopted with a positive vote of 75% of the shares attending or represented at the meeting, regardless of the number of shares attending or represented, if and only if any four of our directors request that the matter be submitted to our shareholders’ meeting:

•

Any matter relating to our dividend payout policy (except that the actual amount of any dividend remains subject to approval by our shareholders’ meeting in accordance with the Belgian Companies Code).

The following matters shall be within the jurisdiction of our shareholders’ meeting and shall be adopted with a positive vote of 50% plus one of the shares attending or represented at the meeting, regardless of the number of shares attending or represented, if and only if any four of our directors request that the matter be submitted to our shareholders’ meeting:

•

The approval of the individual to whom our Board proposes to delegate authority for our day-to-day management and appoint as Chief Executive Officer, and the ratification of any decision by our Board to dismiss such individual;

•	Any modification of executive remuneration and incentive compensation policy;

•

The ratification of any transaction of ours or one of our direct or indirect subsidiaries with a controlling shareholder of us or with a legal or natural person affiliated to or associated with such controlling shareholder within the meaning of Articles 11 and 12 of the Belgian Companies Code, it being understood that, for the purposes of this provision of the articles of association, our direct or indirect subsidiaries are not considered as affiliated to or associated with our controlling shareholders;

•	Any modification of our target capital structure and the maximum level of net debt.

Dividends

The Belgian Companies Code provides that dividends can only be paid up to an amount equal to the excess of our shareholders’ equity over the sum of (i) paid up or called up share capital and (ii) reserves not available for distribution pursuant to law or the articles of association.

The annual dividends are approved by our shareholders’ meetings and are paid on the dates and at the places determined by our Board. Our Board may pay an interim dividend in accordance with the provisions of the Belgian Companies Code. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Dividend Policy” for further information on our current dividend policy.

Appointment of Directors

Pursuant to a shareholders’ agreement (see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders”) BRC S.à.R.L and Eugénie Patri Sébastien S.A. each have the right to nominate four directors. The Stichting board of directors nominates four to six directors who are independent of shareholders.

Liquidation Rights

We can only be dissolved by a shareholders’ resolution passed with a majority of at least 75% of the votes cast at an extraordinary shareholders’ meeting where at least 50% of the share capital is present or represented.

In the event of the dissolution and liquidation of Anheuser-Busch InBev SA/NV, the assets remaining after payment of all debts and liquidation expenses shall be distributed to the holders of our shares, each receiving a sum proportional to the number of our shares held by them.

Disclosure of Significant Shareholdings

In addition to any shareholder notification thresholds under applicable legislation (which notification is required at 5%, 10%, 15% and so on in five-percentage point increments), our articles of association require holders of our shares to disclose the number of our shares held if their shareholding exceeds or falls below 3% of our outstanding shares with voting rights. For details of our major shareholders see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Mandatory Bid

Belgium implemented the Thirteenth Company Law Directive (European Directive 2004/25/EC of April 21, 2004) by the Belgian Law of 1 April 2007 on public takeover bids (the “Takeover Law”) and the Belgian Royal Decree of 27 April 2007 on public takeover bids (the “Takeover Royal Decree”). Pursuant to the Takeover Law, a mandatory bid will need to be launched on all our shares (and our other securities giving access to voting rights) if a person, as a result of its own acquisition or the acquisition by persons acting in concert with it or by persons acting for their account, directly or indirectly holds more than 30% of our shares (directly and/or through ADSs).

Public takeover bids on shares and other securities giving access to voting rights (such as, warrants or any convertible bonds) are subject to supervision by the CBFA. Public takeover bids must be made for all of our shares, as well as for all our other securities giving access to voting rights. Prior to making a bid, a bidder must publish a prospectus, approved by the CBFA prior to publication.

In accordance with Article 74 of the Takeover Law, our controlling shareholder (the Stichting) and the six entities acting in concert with it (as set out in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Shareholding Structure”) have filed with us and the CBFA the disclosures set forth by the Takeover Law and are therefore exempt from the obligation to launch a takeover bid on our shares and other securities giving access to voting rights.

C. MATERIAL CONTRACTS

The following contracts have been entered into by us within the two years immediately preceding the date of this Form 20-F or contain provisions under which we or another member of our group has an obligation or entitlement which is material to our group:

The Merger Agreement

On 13 July 2008, InBev and its indirect wholly owned subsidiary formed exclusively for the purpose of effecting the Anheuser-Busch merger (as defined below), Pestalozzi Acquisition Corp., entered into an Agreement and Plan of Merger with Anheuser-Busch Companies, Inc. (the “Merger Agreement”). The Merger Agreement is filed as Exhibit 4.1 to this Form 20-F. Anheuser-Busch Companies, Inc. is a Delaware corporation that was organized in 1979 as the holding company of Anheuser-Busch, Incorporated, a Missouri corporation whose origins date back to 1875.

InBev shareholders approved the Anheuser-Busch merger at InBev’s Extraordinary Shareholders Meeting on 29 September 2008 and, on 12 November 2008, a majority of Anheuser-Busch shares were voted to approve the Anheuser-Busch acquisition at a Special Shareholders Meeting of Anheuser-Busch. The closing of the Anheuser-Busch merger was completed, and the certificate of merger filed, on 18 November 2008. InBev financed the closing of the Anheuser-Busch acquisition with funds drawn under senior and bridge facilities put in place to finance the Anheuser-Busch acquisition.

Pursuant to the Merger Agreement, upon the terms and subject to the conditions set forth in the Merger Agreement, on 18 November 2008 (i) Pestalozzi Acquisition Corp. merged with and into Anheuser-Busch, (ii) each outstanding share of Anheuser-Busch common stock (other than shares held by InBev, Pestalozzi Acquisition Corp., Anheuser-Busch or their respective subsidiaries, in each case not held on behalf of third parties, and shares held by stockholders who had perfected and not withdrawn a demand for statutory appraisal rights, if any), was converted into the right to receive USD 70.00 in cash, without interest and less any applicable withholding tax and (iii) each outstanding share of Pestalozzi Acquisition Corp. common stock was converted into shares of the surviving corporation. Anheuser-Busch became the surviving corporation in the merger and continues to do business as “Anheuser-Busch Companies, Inc.” following the merger, while Pestalozzi ceased to exist. As a result, upon completion of the merger, Anheuser-Busch became an indirect wholly owned subsidiary of Anheuser-Busch InBev SA/NV.

Post-Closing Agreements under Merger Agreement

Under the Merger Agreement, we agreed that, effective upon the closing of the transactions contemplated by the Merger Agreement:

•

Anheuser-Busch’s headquarters in St. Louis, Missouri would be the surviving corporation’s headquarters, our headquarters for North America (excluding Cuba) and the global home of the flagship “Budweiser” brand;

•	The current name of Anheuser-Busch would be the name of the surviving corporation, and the name of InBev SA/NV would be “Anheuser-Busch InBev SA/NV”; and

•

We would, after consultation with the former Board of Directors of Anheuser-Busch, nominate and cause to be elected up to two current or former directors of Anheuser-Busch to our Board, each such director to be confirmed for a three-year term at our first annual general meeting following the closing of the transactions contemplated by the Merger Agreement. Our Board was accordingly enlarged to 13 members through the addition of the former Anheuser-Busch President and Chief Executive Officer, August A. Busch IV on 29 September 2008.

We agreed, following the closing of the transactions contemplated by the Merger Agreement, to:

•

Cause the surviving corporation to preserve Anheuser-Busch’s heritage and continue to support philanthropic and charitable causes in St. Louis and other communities in which Anheuser-Busch operates, including Grant’s Farm and the Clydesdales operations;

•

Confirm the surviving corporation’s good faith commitment that it will not close any of Anheuser-Busch’s current 12 breweries located in the United States, provided there are no new or increased federal or state excise taxes or other unforeseen extraordinary events which negatively impact Anheuser-Busch’s business;

•

Reaffirm our commitment to the three-tier distribution system in the United States and agree to work with Anheuser-Busch’s existing wholesaler panel to strengthen the relationship between the surviving corporation and its wholesalers; and

•

Honor Anheuser-Busch’s obligations under the Naming Rights and Sponsorship Agreement, dated 3 August 2004, as amended, between Busch Media Group, Inc., as authorized agent for Anheuser-Busch, Incorporated and Cardinals Ballpark, LLC relating to Busch Stadium.

Although we have not attempted to quantify these post-closing obligations under the Merger Agreement in monetary terms due to their nature, we do not expect such obligations to be material in relation to our business going forward.

Indemnification

Under the Merger Agreement, following the effective time of the Anheuser-Busch merger, we and the surviving corporation of the merger are required to indemnify, defend and hold harmless each present and former director and officer of Anheuser-Busch or any of its subsidiaries and any fiduciary under any Anheuser-Busch benefit plan and promptly advance expenses as incurred against (i) any costs or expenses (including attorneys’ fees and disbursements), (ii) judgments, (iii) fines, (iv) losses, (v) claims, (vi) damages or (vii) liabilities, incurred in connection with any claim, action, suit, proceeding or investigation (whether civil, criminal, administrative or investigative) arising out of or pertaining to the fact that the indemnified party is or was:

•	An officer, director, employee or fiduciary of Anheuser-Busch or any of its subsidiaries; or

•	A fiduciary under any Anheuser-Busch benefit plan,

whether any such claim, action, suit, proceeding or investigation is or was asserted or claimed prior to, at or after the effective time of the merger (including with respect to any acts or omissions in connection with the Merger Agreement and the transactions and actions contemplated thereby), to the fullest extent permitted under the law of the State of Delaware and Anheuser-Busch’s certificate of incorporation or bylaws and any indemnification agreement in effect on the date of the Merger Agreement.

Prior to the merger, each of Anheuser-Busch’s directors and executive officers was party to an indemnification agreement with Anheuser-Busch which provided indemnitees with, among other things, certain indemnification and advancement rights in third-party proceedings, proceedings by or in the right of Anheuser-Busch, proceedings in which the indemnitee is wholly or partly successful, and for an indemnitee’s expenses incurred as a witness in a proceeding by reason of his or her corporate status. In the event of a potential change of control of Anheuser-Busch, each of the directors and executive officers had the right to request that Anheuser-Busch fund a trust in an amount sufficient to satisfy any and all expenses reasonably anticipated at the time of request to be incurred in connection with investigating, preparing for and defending any claim relating to an indemnifiable event, and any and all judgments, fines, penalties and settlement amounts of any and all claims relating to an indemnifiable event from time to time actually paid or claimed, reasonably anticipated or proposed to be paid.

Employee Benefits

From and after the effective time of the Anheuser-Busch merger, we agreed under the Merger Agreement to, and to cause the surviving corporation to honor, in accordance with their terms, all Anheuser-Busch benefit plans. In addition, we agreed to pay, or cause to be paid, the annual bonuses for the 2008 calendar year to employees of Anheuser-Busch and its subsidiaries who remained employed through 31 December 2008 or who are involuntarily terminated without cause, between the effective time of the Anheuser-Busch merger and 31 December 2008 (other than employees who are given a notice of termination prior to the effective time of the Anheuser-Busch merger), based on their performance for the 2008 year in accordance with Anheuser-Busch’s practices and policies in effect on the date of the Merger Agreement.

We agreed to provide, until 31 December 2009, employees of Anheuser-Busch and its subsidiaries at the effective time of the Anheuser-Busch merger with compensation and benefits that were not less favorable in the aggregate than the compensation and benefits provided to such employees immediately prior to the effective time of the Anheuser-Busch merger.

We agreed to take into account service rendered by employees of Anheuser-Busch and its subsidiaries prior to the consummation of the Anheuser-Busch merger for vesting and eligibility purposes (but not accrual purposes) under employee benefit plans of the surviving corporation and its subsidiaries, to the same extent as such service was taken into account under the corresponding benefit plans of Anheuser-Busch and its subsidiaries for those purposes. Employees were not subject to any pre-existing condition limitation under any health plan of the surviving corporation or its subsidiaries for any condition for which they would have been entitled to coverage under the corresponding benefit plan of Anheuser-Busch and its subsidiaries in which they participated prior to the effective time of the Anheuser-Busch merger. We gave such employees credit under such plans for co-payments made and deductibles satisfied prior to the date of the Merger Agreement.

We agreed to pay, until 31 December 2009, severance benefits to non-union employees of Anheuser-Busch and its subsidiaries who are involuntarily terminated without cause after the Anheuser-Busch acquisition (other than those employees who were given a notice of termination prior to the effective time of the Anheuser-Busch merger) that were not less favorable than the severance benefits payable under Anheuser-Busch’s severance pay program as in effect immediately prior to the effective time of the merger.

Financing the Anheuser-Busch Acquisition

The total amount of funds that was required to consummate the Anheuser-Busch acquisition, including for the payment of USD 52.5 billion to shareholders of Anheuser-Busch, refinancing certain Anheuser-Busch indebtedness, payment of all transaction charges, fees and expenses and the amount of fees and expenses and accrued but unpaid interest to be paid on Anheuser-Busch’s outstanding indebtedness, was determined to be approximately USD 54.8 billion. We put in place certain short- and long-term senior and bridge financing commitments in the amount of USD 54.8 billion for this purpose. We drew USD 53.8 billion upon these short- and long-term senior and bridge financing commitments to enable us to consummate the Anheuser-Busch acquisition.

In connection with the Anheuser-Busch acquisition, we entered into the following definitive short- and long-term financing arrangements:

•

USD 45 billion 2008 Senior Facilities Agreement, dated as of 12 July 2008 as amended as of 23 July 2008, 21 August 2008 and 3 September 2008, for InBev and Anheuser-Busch InBev Worldwide Inc. (previously known as InBev Worldwide S.à.r.l), arranged by Banco Santander, S.A., Barclays Capital, BNP Paribas, Deutsche Bank AG, London Branch, Fortis Bank SA/NV, ING Bank N.V., J.P. Morgan PLC, Mizuho Corporate Bank, Ltd., The Bank of Tokyo-Mitsubishi UFJ, Ltd. and The Royal Bank of Scotland PLC, as Mandated Lead Arrangers and Bookrunners, and Fortis Bank SA/NV, acting as Agent and Issuing Bank; and

•

USD 5.6 billion bridge facility agreement, dated as of 12 July 2008 as amended and increased to USD 9.8 billion pursuant to a supplemental agreement dated 23 July 2008 and as further amended as of 3 September 2008 for InBev, arranged by Banco Santander, S.A., BNP Paribas, Deutsche Bank AG, London Branch, Fortis Bank SA/NV, ING Bank N.V., J.P. Morgan PLC and The Royal Bank of Scotland PLC, as Mandated Lead Arrangers and Fortis Bank SA/NV, acting as Agent.

As described under “Item 5. Operating and Financial Review—G. Liquidity and Capital Resources—Net Debt and Equity”, as of 6 April 2010, we repaid all of the debt we incurred under the bridge facility agreement and the 2008 Senior Facilities Agreement through the cash proceeds of a combination of equity and debt offerings and certain pre-hedging transactions, cash from operations and the net proceeds of asset dispositions.

The following table sets forth the sources and uses of funds in connection with the Anheuser-Busch acquisition:

Sources of funds		Uses of funds
USD billion (except number of shares)
Facility A—bridge to debt capital markets issuances(1)	12.0	Offer price for Anheuser-Busch shares	70
Facility B—bridge to disposals(2)	7.0	Number of shares (fully diluted) (millions)	750
Facility C—three-year bullet bank loan(3)	13.0	Equity value	52.5
Facility D and Revolving Credit Facility—five-year bullet bank loan(4)	12.0	Anheuser-Busch debt to be refinanced(6)	0.0
Bridge Facility—bridge to equity(5)	9.8	Fees and Transaction Costs(7)	1.3
5-year Revolving Credit Facility (undrawn)	1.0	Additional Liquidity	1.0
Total Sources of Funds	54.8	Fees and transaction costs	54.8

Notes:

(1)	Facility A was fully repaid as of 27 October 2009. We prepaid USD 1.468 billion of Facility A using the net proceeds of the January 2009 Notes offering, USD 4.160 billion of Facility A using the net proceeds of the Euro MTN Notes offerings, USD 2.977 billion of Facility A using the net proceeds of the May 2009 Notes, USD 1.030 billion of Facility A using the net proceeds of the September 2009 Brazilian Notes offering, USD 1.349 billion of Facility A using the net proceeds of the October 2009 Notes offering and USD 1.016 billion of Facility A using the net proceeds of certain assets and businesses dispositions.
(2)	Facility B was fully repaid as of 3 August 2009. We prepaid USD 3.5 billion of Facility B using the net proceeds from the January 2009 Notes offering, USD 2.225 million of Facility B using the net proceeds of certain asset and business dispositions and USD 1.275 billion of Facility B using cash flow from operations.
(3)	Facility C was fully repaid as of 6 April 2010. We prepaid USD 4.107 billion of Facility C using the net proceeds of the sale of the October 2009 Notes, USD 3.726 billion of Facility C using the net proceeds of certain assets and businesses dispositions, USD 1.097 billion of Facility C using cash flow from operations, USD 0.718 billion of Facility C using proceeds from the drawdown of our EUR 2.5 billion facility, USD 2.880 billion of Facility C using proceeds from the drawdown of our 2010 Senior Facilities Agreement and USD 0.472 billion of Facility C using proceeds from the drawdown of certain other long-term debt facilities.
(4)	Facility D was fully repaid as of 6 April 2010. We prepaid USD 1.6 billion of Facility D using the proceeds from the drawdown of our EUR 2.5 billion facility, USD 3.230 billion of Facility D using the net proceeds of the sale of the March 2010 Notes and USD 7.170 billion of Facility D using proceeds from the drawdown of our 2010 Senior Facilities Agreement.
(5)	The Bridge Facility has been fully repaid from funds raised in connection with the rights offering and cash proceeds received by us from hedging the foreign exchange rate between the euro and the U.S. dollar in connection with the rights offering.

(6)	The financing obtained by us was based on the assumption that USD 1.0 billion of Anheuser-Busch debt may have needed to have been refinanced. Because such refinancing was not required, we retain USD 1.0 billion in available liquidity under the Revolving Credit Facility.
(7)	The fees and transaction costs include certain arrangement fees and underwriting commissions, as well as other costs and expenses related to the Anheuser-Busch acquisition and the debt and equity financing arrangements put in place for financing the Anheuser-Busch acquisition.

2008 Senior Facilities Agreement

Overview

The 2008 Senior Facilities Agreement made the following five senior facilities available to us and our subsidiary, Anheuser-Busch InBev Worldwide Inc., for the purpose of funding the Anheuser-Busch acquisition and certain related purposes or, in the case of the Revolving Credit Facility described in (v) below, for other additional purposes: (i) “Facility A,” a 364-day term loan facility for up to USD 12 billion principal amount, (ii) “Facility B,” a 364-day term loan facility for up to USD 7 billion principal amount, (iii) “Facility C,” a three-year term loan facility for up to USD 13 billion principal amount, (iv) “Facility D,” a five-year term loan facility for up to USD 12 billion principal amount, and (v) “2008 Revolving Credit Facility,” a five-year multicurrency revolving credit facility for up to USD 1 billion principal amount.

As of 6 April 2010 we had fully repaid all outstanding indebtedness under our 2008 Senior Facilities Agreement. See “—Financing the Anheuser-Busch Acquisition” and “Item 5. Operating and Financial Review—G. Liquidity and Capital Resources—Net Debt and Equity.”

The 2008 Senior Facilities Agreement contained customary representations and warranties, covenants and events of default. Among other things, an event of default is triggered if either a default or an event of default occurs under any of our or our subsidiaries’ financial indebtedness, or if there was actual or threatened litigation or other action regarding the Anheuser-Busch acquisition transaction documents that may reasonably cause a material adverse effect on us. These provisions were included in the agreement in consideration of the market conditions at the time, the size of the loans and their intended use in financing the Anheuser-Busch acquisition. The obligations of the borrowers under the 2008 Senior Facilities Agreement were jointly and severally guaranteed by certain guarantors. We were required to procure that, following the closing of the Anheuser-Busch merger, Anheuser-Busch and certain of our key subsidiaries accede as guarantors to the 2008 Senior Facilities Agreement within certain periods of time after the first utilization of the 2008 senior facilities.

Repayment

Mandatory prepayments were required to be made under the 2008 Senior Facilities Agreement in certain circumstances, including (i) in the event that a person or a group of persons acting in concert (other than any existing shareholder(s) of the Stichting) acquires control of us, in which case individual lenders are accorded rights to require prepayment in full of their respective portions of the outstanding utilizations and (ii) out of the net proceeds received by us or our subsidiaries from funds raised in any public or private loan or debt capital markets, funds raised in the equity capital markets or funds raised from asset disposals, subject in each case to specific exceptions.

Under the terms of the 2008 Senior Facilities Agreement, prepayments of Facility A, Facility B, Facility C and Facility D were applied as follows:

•

Voluntary prepayments and the net cash proceeds from funds raised in the equity capital markets that were required to be used for prepayments of the 2008 Senior Facilities Agreement were applied first in prepayment of Facility B until it was repaid in full, then of such others of Facility A, Facility C and Facility D as we may select until all were repaid in full, and then of the Revolving Credit Facility;

•	Net cash proceeds from funds raised in any public or private loan or debt capital markets that were required to be used for prepayments were applied first in prepayment of Facility A, second in prepayment (at our discretion) of Facility C and/or Facility D, would have been applied third in prepayment of Facility B, and lastly towards the Revolving Credit Facility (subject to certain exceptions); and

•

Net cash proceeds from asset disposals were applied first in prepayment of Facility B and then of Facility A, such that the aggregate amount of disposal proceeds applied in prepayment of Facility B and Facility A was not less than USD 7 billion. We have completed our formal divestiture program following from the Anheuser-Busch acquisition, exceeding our target of USD 7 billion, with approximately USD 9.4 billion of asset disposals of which approximately USD 7.4 billion were realized cash proceeds. See “—A. General Overview—History and Development of the Company” for further information. Any cash proceeds from future asset disposals may now be applied at our discretion towards any other financial indebtedness of us or our subsidiaries.

Facility A was fully repaid as of 27 October 2009, Facility B was fully repaid as of 3 August 2009 and Facilities C and D were fully repaid as of 6 April 2010.

During the 4th quarter of 2009, we used the proceeds from certain asset disposals and from the October 2009 Notes Offering to prepay part of our 2008 Senior Facilities Agreement. These prepayments and the repayment of debt outstanding under our EUR 2.5 billion facility resulted in USD 474 million of hedging losses on interest rate swaps hedging the re-paid part of the facilities that became ineffective and USD 145 million accelerated accretion expense resulting from the early repayment of the facilities.

On 6 April 2010, we fully repaid our 2008 Senior Facilities Agreement. See “—Refinancing the 2008 Senior Facilities Agreement.” As a direct consequence of these transactions, exceptional net finance cost in 2010 will include incremental non-cash accretion expenses of approximately USD 186 million, in addition to a one-time negative mark-to-market adjustment estimated to be approximately USD 390 million in 2010, as the interest rate swaps hedging on USD 7.15 billion of the 2008 Senior Facilities Agreement will no longer be effective. While the accretion expense is a non-cash item, the cash equivalent of the negative mark-to-market adjustment will be spread over 2010 and 2011.

Refinancing the 2008 Senior Facilities Agreement

On 26 February 2010, we entered into USD 17.2 billion of senior credit agreements, including the USD 13 billion 2010 Senior Facilities Agreement, enabling us to fully refinance the 2008 Senior Facilities Agreement. These facilities extend our debt maturities while building additional liquidity, thus enhancing our credit profile as evidenced by the improved terms under the facilities, which do not include financial covenants and mandatory prepayment provisions (except in the context of change in control). On 6 April 2010 we drew USD 10,050 million under the 2010 Senior Facilities Agreement and fully repaid the 2008 Senior Facilities Agreement, which has been terminated. In addition to the USD 13 billion 2010 Senior Facilities Agreement described in “—2010 Senior Facilities Agreement,” we entered into two term facilities totaling USD 4.2 billion which were cancelled on 31 March 2010 before being drawn.

2010 Senior Facilities Agreement

The 2010 Senior Facilities Agreement made the following two senior facilities available to us and our subsidiary, Anheuser-Busch InBev Worldwide Inc.: (i) “2010 Term Facility,” a three-year term loan facility for up to USD 5 billion principal amount available to be drawn in USD, and (ii) “2010 Revolving Facility,” a five-year multicurrency revolving credit facility for up to USD 8 billion principal amount. The 2010 Senior Facilities Agreement is filed as Exhibit 4.2 to this Form 20-F.

On 6 April 2010, we drew USD 10.05 billion under the 2010 Senior Facilities Agreement which was used to repay USD 2.88 billion of the Facility C loan and USD 7.17 million of the Facility D loan under the 2008 Senior Facilities Agreement, which is described under “Item 10. Additional Information—C. Material Contracts—Financing the Anheuser-Busch Acquisition.” As of the date of this Form 20-F, USD 2.95 million remains available to be drawn under the 2010 Revolving Facility.

The 2010 Senior Facilities Agreement contains customary representations and warranties, covenants and events of default. Among other things, an event of default is triggered if either a default or an event of default occurs under any of our or our subsidiaries’ financial indebtedness. The obligations of the borrowers under the 2010 Senior Facilities Agreement will be jointly and severally guaranteed by Anheuser-Busch Companies, Inc., Brandbrew and Cobrew.

Initial draw-downs under the 2010 Senior Facilities Agreement were applied towards refinancing the 2008 Senior Facilities Agreement. After the initial draw-downs, borrowings under the 2010 Revolving Facility, which may be drawn-down or utilized by way of letters of credit, may be applied towards the general corporate and working capital purposes of us and our subsidiaries.

The availability of funds under the 2010 Senior Facilities Agreement was subject to the satisfaction of a customary set of initial conditions precedent. In addition, prior to the initial drawdown, all available facilities under the 2008 Senior Facilities Agreement were notified for cancellation. All proceeds from the initial drawdown on 6 April 2010 under the 2010 Senior Facilities Agreement were applied towards repayment of the 2008 Senior Facilities Agreement and, immediately after such date, all outstanding amounts under the 2008 Senior Facilities Agreement were repaid. In addition to these conditions precedent, all utilizations, both initial and subsequent, also generally require satisfaction of further conditions precedent, including that no event of default or (in the case of any utilization that does not constitute a rollover loan, that is, a revolving credit facility loan for purposes of refinancing a maturing revolving credit facility loan or satisfying a claim in respect of a letter of credit and meeting specified conditions) potential event of default is continuing or would result from the proposed utilization and that certain repeating representation and warranties made by each borrower or guarantor remain true in all material respects.

We borrow under each 2010 senior facility at an interest rate equal to LIBOR (or EURIBOR for euro-denominated loans), plus mandatory costs (if any), plus an initial margin of 1.175% per annum on their 2010 Term Facility and 0.975% per annum on the 2010 Revolving Facility, based upon the ratings assigned by rating agencies to our long-term debt as of the date of this Form 20-F. These margins may change to the extent that the ratings assigned to our long-term debt are modified, ranging between 0.55% per annum and 2.65% per annum. A commitment fee of 35% of the applicable margin is applied to any undrawn but available funds under the 2010 Revolving Facility. In addition a utilization fee of up to 0.3% per annum is payable, dependent on the amount drawn under the 2010 Revolving Facility.

Mandatory prepayments are required to be made under the 2010 Senior Facilities Agreement in circumstances where a person or a group of persons acting in concert (other than any existing shareholder(s) of the Stichting or any persons or group of persons acting in concert with such person) acquires control of us, in which case individual lenders are accorded rights to require prepayment in full of their respective portions of the outstanding utilizations.

D. EXCHANGE CONTROLS

There are no Belgian exchange control regulations that would affect the remittance of dividends to non-resident holders of our shares. See “Item 5. Operating and Financial Review—G. Liquidity and Capital Resources—Transfers from Subsidiaries” for a discussion of various restrictions applicable to transfers of funds by our subsidiaries.

E. TAXATION

Belgian Taxation

The following paragraphs are a summary of material Belgian tax consequences of the ownership of our shares or ADSs by an investor. The summary is based on laws, treaties and regulatory interpretations in effect in Belgium on the date of this document, all of which are subject to change, including changes that could have retroactive effect.

The summary only discusses Belgian tax aspects which are relevant to U.S. holders of our shares or ADSs (“Holders”). This summary does not address Belgian tax aspects which are relevant to persons who are residents in Belgium or engaged in a trade or business in Belgium through a permanent establishment or a fixed base in Belgium. This summary does not purport to be a description of all of the tax consequences of the ownership of our shares or ADSs, and does not take into account the specific circumstances of any particular investor, some of which may be subject to special rules, or the tax laws of any country other than Belgium. This summary does not describe the tax treatment of investors that are subject to special rules, such as banks, insurance companies, collective investment undertakings, dealers in securities or currencies, persons that hold, or will hold, our shares or ADSs in a position in a straddle, share-repurchase transaction, conversion transactions, synthetic security or other integrated financial transactions.

Investors should consult their own advisers regarding the tax consequences of an investment in our shares or ADSs in the light of their particular circumstances, including the effect of any state, local or other national laws.

Dividend Withholding Tax

As a general rule, a withholding tax of 25% is levied on the gross amount of dividends paid on or attributed to our shares or ADSs, subject to such relief as may be available under applicable domestic or tax treaty provisions. Dividends subject to the dividend withholding tax include all benefits paid on or attributed to our shares or ADSs, irrespective of their form, as well as reimbursements of statutory share capital, except reimbursements of fiscal capital made in accordance with the Belgian Companies Code. In principle, fiscal capital includes paid-up statutory share capital, and subject to certain conditions, the paid-up issue premiums and the cash amounts subscribed to at the time of the issue of profit sharing certificates.

In certain circumstances, Belgian law provides, subject to certain conditions, for a reduction to 15% of the dividend withholding tax with respect to dividends paid on or attributed to shares issued on or after 1 January 1994. Shares eligible for this reduced rate may carry “VVPR Strips” which are securities representing the right to benefit from the reduced withholding tax rate of 15%. We have issued shares with VVPR strips. Our VVPR strips are listed and negotiated on Euronext Brussels separately from our shares. The coupons representing the right to dividends taxed at the ordinary withholding tax rate of 25% are attached to each share. The coupons representing the right to dividends taxed at the reduced withholding tax rate of 15% are attached to each VVPR Strip. The coupons in the VVPR Strips carry the same serial numbers as the ordinary coupons and mention “strips-PR” or, in Dutch, “strips-VV” (together “VVPR Strips”). Payment of withholding tax at the reduced 15% rate is possible only if two coupons carrying the same number are handed over to us or one of our paying agents before the end of the third year starting on January 1 of the year during which the dividend was declared.

If we redeem our own shares or ADSs, the redemption distribution (after deduction of the portion of fiscal capital represented by our redeemed shares or ADSs) will be treated as a dividend which in certain circumstances may be subject to a withholding tax of 10%, subject to such relief as may be available under applicable domestic or tax treaty provisions. No withholding tax will be triggered if such redemption is carried out on a stock exchange and meets certain conditions. In case of our liquidation, any amounts distributed in excess of the fiscal capital will be subject to the 10% withholding tax, subject to such relief as may be available under applicable domestic or tax treaty provisions.

For non-resident individuals and companies, the dividend withholding tax will be the only tax on dividends in Belgium, unless the non-resident holds our shares or ADSs in connection with a business conducted in Belgium, through a fixed base in Belgium or a Belgian permanent establishment.

Relief of Belgian dividend withholding tax

Under the Belgium-United States Tax Treaty (the “Treaty”), there is a reduced Belgian withholding tax rate of 15% on dividends paid by us to a U.S. resident which beneficially owns the dividends and is entitled to claim the benefits of the Treaty under the limitation of benefits article included in the Treaty (“Qualifying Holders”). If such Qualifying Holder is a company that owns directly at least 10% of our voting stock, the Belgian withholding tax rate is further reduced to 5%. No withholding tax is however applicable if the Qualifying Holder is: (i) a company that is a resident of the United States that has owned directly our shares or ADSs representing at least 10% of our capital for a 12-month period ending on the date the dividend is declared, or (ii) a pension fund that is a resident of the United States, provided that such dividends are not derived from the carrying on of a business by the pension fund or through an associated enterprise.

Under the normal procedure, we or our paying agent must withhold the full Belgian withholding tax (without taking into account the Treaty rate). Qualifying Holders may make a claim for reimbursement for amounts withheld in excess of the rate defined by the Treaty. The reimbursement form (Form 276 Div-Aut.) may be obtained from the Bureau Central de Taxation Bruxelles-Etranger, 33 Boulevard Roi Albert II, 33 (North Galaxy Tower B7), 1030 Brussels, Belgium. Qualifying Holders may also, subject to certain conditions, obtain the reduced Treaty rate at source. Qualifying Holders should deliver a duly completed Form 276 Div-Aut. no later than 10 days after the date on which the dividend becomes payable. U.S. holders should consult their own tax advisers as to whether they qualify for reduction in withholding tax upon payment or attribution of dividends, and as to the procedural requirements for obtaining a reduced withholding tax upon the payment of dividends or for making claims for reimbursement.

Withholding tax is also not applicable, pursuant to Belgian domestic tax law, on dividends paid to certain U.S. organizations that are not engaged in any business or other profit making activity and are exempted from income taxes in the United States, provided that such organization is not contractually obligated to redistribute the dividends to any beneficial owner of such dividends for whom it would manage our shares or ADSs and subject to certain procedural formalities.

Capital Gains and Losses

Pursuant to the Treaty, capital gains and/or losses realized by a Qualifying Holder from the sale, exchange or other disposition of our shares or ADSs do not fall within the scope of application of Belgian domestic tax law.

Capital gains realized on our shares or ADSs by a corporate Holder which is not entitled to claim the benefits of the Treaty under the limitation of benefits article included in the Treaty are generally not subject to taxation and losses are not deductible.

Private individual Holders who are not entitled to claim the benefits of the Treaty under the limitation of benefits article included in the Treaty and which are holding our shares or ADSs as a private investment will, as a rule, not be subject to tax on any capital gains arising out of a disposal of our shares or ADSs. Losses will, as a rule, not be deductible in Belgium.

However, if the gain realized by such individual Holders on our shares or ADSs is deemed to be realized outside the scope of the normal management of such individual’s private estate and the capital gain is obtained or received in Belgium, the gain will be subject to a final professional withholding tax of 30.28%. The Official Commentary to the ITC 1992 stipulates that occasional transactions on a stock exchange regarding our shares or ADSs should not be considered as transactions realized outside the scope of normal management of one’s own private estate.

Capital gains realized by such individual Holders on the disposal of our shares or ADSs for consideration, outside the exercise of a professional activity, to a non-resident company (or a body constituted in a similar legal form), to a foreign State (or one of its political subdivisions or local authorities) or to a non-resident legal entity who is established outside the European Economic Area, are in principle taxable at a rate of 16.5% if, at any time during the five years preceding the sale, such individual Holder has owned directly or indirectly, alone or with his/her spouse or with certain relatives, a substantial shareholding in us (that is, a shareholding of more than 25% of our shares).

Capital gains realized by a Holder upon the redemption of our shares or ADSs or upon our liquidation will generally be taxable as a dividend (see above).

Estate and Gift Tax

There is no Belgium estate tax on the transfer of our shares or ADSs on the death of a Belgium non-resident.

Donations of our shares or ADSs or ADSs made in Belgium may or may not be subject to gift tax depending on the modalities under which the donation is carried out.

Belgian Tax on Stock Exchange Transactions

A stock market tax is normally levied on the purchase and the sale and on any other acquisition and transfer for consideration in Belgium of our existing shares or ADSs through a professional intermediary established in Belgium on the secondary market (so-called “secondary market transactions”). The applicable rate amounts to 0.17% of the consideration paid but with a cap of EUR 500 per transaction and per party.

Belgian non-residents who purchase or otherwise acquire or transfer, for consideration, existing shares or ADSs in Belgium for their own account through a professional intermediary may be exempt from the stock market tax if they deliver a sworn affidavit to the intermediary in Belgium confirming their non-resident status.

In addition to the above, no stock market tax is payable by: (i) professional intermediaries described in Article 2, 9° and 10° of the Law of 2 August 2002 acting for their own account, (ii) insurance companies described in Article 2, §1 of the Law of 9 July 1975 acting for their own account, (iii) professional retirement institutions referred to in Article 2, 1° of the Law of 27 October 2006 relating to the control of professional retirement institutions acting for their own account, or (iv) collective investment institutions acting for their own account.

No stock market tax will thus be due by Holders on the subscription, purchase or sale of existing shares or ADSs, if the Holders are acting for their own account. In order to benefit from this exemption, the Holders must file with the professional intermediary in Belgium a sworn affidavit evidencing that they are non-residents for Belgian tax purposes.

U.S. Taxation

This section describes the material United States federal income tax consequences of the ownership and disposition of shares or ADSs. It applies to you only if you are a U.S. holder, as described below, and you hold your shares or ADSs as capital assets for United States federal income tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a bank;

•	a dealer in securities;

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

•	a tax-exempt organization;

•	a life insurance company;

•	a person liable for alternative minimum tax;

•	a person that actually or constructively owns 10% or more of our voting stock;

•	a person that holds shares or ADSs as part of a straddle or a hedging or conversion transaction; or

•	a person whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect, as well as on the income tax convention between the United States of America and Belgium (the “Treaty”). These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

You are a U.S. holder if you are a beneficial owner of shares or ADSs and you are:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

You should consult your own tax advisor regarding the United States federal, state, local, foreign and other tax consequences of owning and disposing of our shares and ADSs in your particular circumstances. In particular, you should confirm whether you qualify for the benefits of the Treaty and the consequences of failing to do so.

If a partnership holds our shares or ADSs, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. If you hold our shares or ADSs as a partner in a partnership, you should consult your tax advisor with regard to the United States federal income tax treatment of an investment in our shares or ADSs.

Taxation of Dividends

Subject to the passive foreign investment company (or PFIC) rules discussed below, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a non-corporate U.S. holder, dividends paid to you in taxable years beginning before 1 January 2011 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold our shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the shares generally will be qualified dividend income.

You must include any Belgian tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. If the dividend is paid in Euros, the amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Euro payments made, determined at the spot Euro/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars.

Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain.

Subject to certain limitations, the Belgian tax withheld in accordance with the Treaty and paid over to Belgium will be creditable against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent a refund of the tax withheld is available to you under Belgian law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability. In addition, (i) if you are eligible under the Treaty for a lower rate of Belgian withholding tax on a distribution with respect to the shares or ADSs, yet you do not claim such lower rate or (ii) you own VVPR Strips and fail to claim the right to the reduced withholding tax rate or sell your VVPR Strip prior to the time a distribution is made with respect to your shares or ADS, and as a result, you are subject to a greater Belgian withholding tax on the distribution than you could have obtained by (i) claiming benefits under the Treaty or (ii) retaining the VVPR Strips and/or claiming your right to the reduced withholding tax rate , such additional Belgian withholding tax would likely not be eligible for credit against your United States federal income tax liability.

Dividends will be income from sources outside the United States, and depending on your circumstances, will generally be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to you.

Taxation of Capital Gains

Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a non-corporate U.S. holder is generally taxed at preferential rates where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Your ability to deduct capital losses is subject to limitations.

PFIC Rules

We believe that our shares and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. A company is considered a PFIC if, for any taxable year, either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. If we were to be treated as a PFIC, unless a U.S. holder elects to be taxed annually on a mark-to-market basis with respect to the shares or ADSs or makes a “qualified electing fund” (“QEF”) election the first taxable year in which we are treated as a PFIC, gain realized on the sale or other disposition of your shares or ADSs would in general not be treated as capital gain. Instead, if you are a U.S. holder, you would be treated as if you had realized such gain and certain excess distributions ratably over your holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your shares or ADSs. Dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are treated as a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income. The QEF election is conditioned upon our furnishing you annually with certain tax information. We may not take the action necessary for a U.S. shareholder to make a QEF election in the event the Company is determined to be a PFIC.

Belgian Stock Market Tax

Any Belgian stock market tax that you pay will likely not be a creditable tax for United States federal income tax purposes. However, U.S. holders are exempt from such tax if they act for their own account and certain information is provided to relevant professional intermediaries (as described under “—Belgian Taxation—Belgian Tax on Stock Exchange Transactions”). U.S. holders are urged to consult their own tax advisers regarding the potential application of Belgian tax law to the ownership and disposition of our shares or ADSs.

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. S TATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

You may read and copy any reports or other information that we file at the public reference rooms of the Securities and Exchange Commission (“SEC”) at 100 F Street, N.E., Washington, D.C. 20549, and at the SEC’s regional offices located at 3 World Financial Center, Suite 400, New York, NY 10281 and 175 W. Jackson Boulevard, Suite 900, Chicago, IL 60604. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Electronic filings made through the Electronic Data Gathering, Analysis and Retrieval System are also publicly available through the SEC’s website on the Internet at http://www.sec.gov.

We also make available on our website, free of charge, our annual reports on Form 20-F and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is http://www.ab-inbev.com. The information contained on our website is not incorporated by reference in this document.

We have filed our amended and restated articles of association and all other deeds that are to be published in the annexes to the Belgian State Gazette with the clerk’s office of the Commercial Court of Brussels (Belgium), where they are available to the public. A copy of the articles of association dated 25 March 2010 has been filed as Exhibit 1.1 to this Form 20-F, and is also available on our website under http://www.ab-inbev.com/go/corporate_governance/bylaws.cfm.

In accordance with Belgian law, we must prepare audited annual statutory and consolidated financial statements. The audited annual statutory and consolidated financial statements and the reports of our Board and statutory auditor relating thereto are filed with the Belgian National Bank, where they are available to the public. Furthermore, as a listed company, we publish an annual announcement preceding the publication of our annual financial report (which includes the audited annual financial statements, the report of our Board and the statutory auditor’s report). In addition, we publish interim management statements. Copies of these documents are available on our website under:

•	http://www.ab-inbev.com/go/investors/reports_and_publications/statutory_accounts.cfm

•	http://www.ab-inbev.com/go/investors/reports_and_publications/annual_and_hy_reports.cfm; and

•	http://www.ab-inbev.com/go/investors/reports_and_publications/quarterly_reports.cfm

We also disclose price sensitive information (inside information) and certain other information to the public. In accordance with the Belgian Royal Decree of 14 November 2007 on the obligations of issuers of financial instruments that are admitted to trading on a regulated market, such information and documentation is made available through our website, press releases and the communication channels of Euronext Brussels.

Our head office is located at Brouwerijplein 1, 3000 Leuven, Belgium. Our telephone number is +32 (0)1 627 6111 and our website is http://www.ab-inbev.com. The contents of such website do not form a part of this Form 20-F. Although certain references are made to our website in this Form 20-F, no information on our website forms part of this Form 20-F.

Documents related to us that are available to the public (reports, our Corporate Governance Charter, written communications, financial statements and our historical financial information for each of the three financial years preceding the publication of this Form 20-F) can be consulted on our website (http://www.ab-inbev.com) and at: Anheuser-Busch InBev SA/NV, Brouwerijplein 1, 3000 Leuven, Belgium.

Unless stated otherwise in this Form 20-F, none of these documents form part of this Form 20-F.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk, Hedging and Financial Instruments

We are exposed to foreign currency, interest rate, commodity price, liquidity and credit risks in the normal course of our business. We analyze each of these risks individually as well as on an interconnected basis, and define strategies to manage the economic impact on our performance in line with our financial risk management policy. The risk management committee meets on a frequent basis and is responsible for reviewing the results of the risk assessment, approving recommended risk management strategies, monitoring compliance with the financial risk management policy and reporting to the Finance Committee of our Board.

We use derivative financial instruments to manage actual foreign currency, interest rate, commodity price and credit risks arising in the normal course of business. We do not, as a matter of policy, make use of derivative financial instruments in the context of trading.

Financial markets experienced greater volatility over the past 18 to 20 months than in recent years, which we have addressed and are continuing to address through our existing risk management policies.

Please refer to note 29 to our audited consolidated financial statements as of 31 December 2009 and 2008, and for the three years ended 31 December 2009 for a fuller quantitative and qualitative discussion on the market risks to which we are subject and our policies with respect to managing those risks.

Foreign Currency Risk

We are exposed to foreign currency risk on borrowings, investments, (forecasted) sales, (forecasted) purchases, royalties, dividends, licenses, management fees and interest expense/income whenever they are denominated in a currency other than the functional currency of our subsidiary engaged in the relevant transaction. To manage this risk, we primarily make use of forward exchange contracts, exchange-traded foreign currency futures and cross-currency interest rate swaps.

As far as foreign currency risk on firm commitments and forecasted transactions is concerned, our policy is to hedge operational transactions which are reasonably expected to occur (for example, cost of goods sold and selling, general and administrative expenses) within a maximum of 15 months. Operational transactions that are certain (such as capital expenditure) are hedged without any limitation in time. Non-operational transactions (such as acquisitions and disposals of subsidiaries) are hedged as soon as they are certain. Although we systematically hedge our transactional foreign exchange exposure, we do not hedge translational exposure.

As of 31 December 2009, we have locked in all of our anticipated Brazilian real/USD transactional exposure through 2010. Other exposures such as USD/Argentine peso, USD/Russian ruble, EUR/Russian ruble, EUR/Romanian leu and EUR/Ukrainian hryvnia, had been either fully or mostly covered for 2009 before the market turmoil in September and October 2008 at rates in line with 2008 averages and therefore with no material transactional impact. Regarding the EUR/Ukrainian hryvnia specifically, liquidity completely dried up after the events of September 2008 and therefore, our exposure beyond the third quarter of 2009 was not covered.

We have performed analyses in relation to our foreign currency translation exposures using a currency sensitivity model which identified varying ranges of possible closing and average exchange rates for 2009, factoring in the possible volatility in those exchange rates (see note 29 to our audited consolidated financial statements as of 31 December 2009 and 2008, and for the three years ended 31 December 2009). We estimate that if the U.S. dollar had weakened or strengthened during 2009 based on such analysis, our 2009 profit would have been USD 1,070 million (18.2%) higher or lower, respectively, while the translation reserves in equity would have been USD 3,324 million higher or lower, respectively. Following a similar model with respect to foreign currency transactional risk, if certain currencies where we hold non-derivative monetary financial instruments in the local currency (primarily in certain Eastern European countries) had weakened or strengthened against the U.S. dollar or euro during 2009, our 2009 profit would have been USD 4 million lower or higher, respectively.

While we experienced lower levels of volatility in foreign exchange rates during 2009 compared with 2008 based on the currencies of the countries in which we have operations or the currencies in which our contracts are denominated, the volatility over the past 18 to 20 months has been higher than that in recent years and we expect elevated levels of volatility to persist throughout 2010. We expect this volatility to ultimately decrease over the longer term as the financial markets continue to recover. See note 29 to our audited consolidated financial statements as of 31 December 2009 and 2008, and for the three years ended 31 December 2009 for details of the above sensitivity analyses, a fuller quantitative and qualitative discussion on the foreign currency risks to which we are subject and our policies with respect to managing those risks.

Interest Rate Risk

We are exposed to interest rate risk on our variable-rate interest-bearing financial liabilities. As of 31 December 2009, after certain hedging and fair value adjustments, USD 7,172 million, or 14.6%, of our interest-bearing financial liabilities (which include loans, borrowings and bank overdrafts) bore a variable interest rate. We apply a dynamic interest rate hedging approach where the target mix between fixed and floating rate is reviewed periodically. The purpose of our policy is to achieve an optimal balance between cost of funding and volatility of financial results, while taking into account market conditions as well as our overall business strategy. From time to time, we enter into interest rate swap agreements and forward rate agreements to manage our interest rate risk, and also enter into cross-currency interest rate swap agreements to manage both our foreign currency risk and interest rate risk.

We have performed sensitivity analyses in relation to our interest-bearing financial liabilities and assets which bear a variable rate of interest, factoring in a range of possible volatilities in the different markets where we hold such instruments (see note 29 to our audited consolidated financial statements as of 31 December 2009 and 2008, and for the three years ended 31 December 2009). We have estimated that a change in market interest rates based on the range of volatilities considered in our analysis could have impacted our 2009 profit by plus or minus USD 63 million in relation to our floating rate debt. Such increase or decrease would be partly offset by an approximate USD 1 million decrease or increase in interest income on our interest-bearing financial assets.

While the volatility in interest rates we have experienced in 2009 have been somewhat lower than those during 2008, the past 18 to 20 months have seen more volatility than that relative to recent years, and we expect to experience continued volatility during 2010.

See note 29 to our audited consolidated financial statements as of 31 December 2009 and 2008, and for the three years ended 31 December 2009 for details of the above sensitivity analyses, a fuller quantitative and qualitative discussion on the interest rate risks to which we are subject and our policies with respect to managing those risks.

Commodity Price Risk

We have significant exposures to the following commodities: aluminum, corn grits, corn syrup, corrugated cardboard, crowns, glass, hops, labels, malt, fuel oil, natural gas, rice and wheat. The commodity markets experienced price fluctuations during the latter part of 2008 and throughout 2009, and prices of commodities were affected by a number of factors beyond our control. For example, several commodities used in our operations experienced significant price increases during the course of 2008 due to constraints in global supply amidst growing demand in emerging markets such as Brazil, Russia, India and China. Increased global demand for metals in particular resulted in higher aluminum prices over the course of 2009. Although prices for our raw materials, packaging materials and energy requirements generally remain lower than their 2008 peaks, the volatility we have experienced with these commodities remains high and we expect that raw material and energy prices will continue to experience price fluctuations throughout 2010. We therefore use both fixed price purchasing contracts and commodity derivatives to minimize exposure to commodity price volatility, primarily for aluminum and sugar. We are generally able to hedge up to 50% of our commodity exposure with commodity derivatives, and to hedge additional amounts through fixed price purchasing contracts.

As of 31 December 2009, we had the following commodity derivatives outstanding, by maturity:

	Notional				Fair Value(1)
Commodities	<1 year	1-5 years	>5 years	Total
Aluminum swaps	738	381	—	1,119	300
Other commodity derivatives	325	78	—	403	17

Note:

(1)	Represents the excess of assets over liabilities as of 31 December 2009.

In conformity with the IAS 39 hedge accounting rules these hedges are designated as cash flow hedges.

See note 29 to our audited consolidated financial statements as of 31 December 2009 and 2008, and for the three years ended 31 December 2009 for a fuller quantitative and qualitative discussion on the commodity risks that we are subjected to, and our policies with respect to managing those risks.

Other Risks

See note 29 to our audited consolidated financial statements as of 31 December 2009 and 2008, and for the three years ended 31 December 2009 for a fuller quantitative and qualitative discussion on the equity, credit and liquidity risks to which we are subject and our policies with respect to managing those risks.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. DEBT SECURITIES

Not applicable.

B. W ARRANTS AND RIGHTS

Not applicable.

C. OTHER SECURITIES

Not applicable.

D. AMERICAN DEPOSITARY SHARES

Pursuant to our registration statement on Form 20-F declared effective by the SEC on 15 September 2009, we registered American Depositary Shares (“ADSs”) which are represented by American Depositary Receipts (“ADRs”) in a sponsored facility. The deposit agreement is among us, The Bank of New York Mellon, as ADR depositary, and all holders from time to time of ADRs issued under the deposit agreement. Copies of the deposit agreement are also on file at the ADR depositary’s corporate trust office and the office of the custodian. They are open to inspection by owners and holders during business hours.

American Depositary Shares

The Bank of New York, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent one share (or a right to receive one share) deposited with the principal Brussels office of ING Belgium SA/NV, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York’s principal executive office is located at One Wall Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having ADSs registered in your name in the Direct Registration System, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, also referred to as DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Belgian law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and all other persons indirectly holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the fee provisions of the deposit agreement. For more complete information regarding ADRs, you should read the entire deposit agreement and the form of ADR.

Fees and Expenses payable by holders

Persons depositing or withdrawing shares or ADS holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

The greater of (a) $.02 (or less) per ADS; and (b) 6% of the cash distribution amount per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

$.02 (or less) per ADSs per calendar year	Depositary services. The combined fee for depositary services and cash distribution fees will not exceed $0.02 per ADS for any year

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Persons depositing or withdrawing shares or ADS holders must pay:	For:
Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Telex of facsimile charges provided for in the deposit agreement	Expenses for depositary services

Any unavoidable charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your American Depositary Shares to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Fees payable by the depositary

Our ADS program commenced on 30 June 2009. From that date through 31 December 2009, the depositary reimbursed us for expenses we incurred or paid amounts on our behalf to third parties in connection with the ADS program for a total sum of USD 3.7 million.

Expense the depositary reimbursed us	Amount (in USD)
Establishment and maintenance expenses	3,712,500

Total	3,712,500

The depositary has also agreed to waive fees for standard costs associated with the administration of the program and has paid certain expenses directly to third parties on behalf of us. The table below sets forth those expenses that the depositary paid directly to third parties from 30 June 2009 through 31 December 2009.

Expense the depositary paid to third parties on our behalf	Amount (in USD)
Blue Sky exemption fees	5,870

S&P manual listing fees	10,900

Fact sheet printing fees	466

Total	17,236

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15T.	CONTROLS AND PROCEDURES

We have carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures under the supervision and with the participation of the executive board of management, which is responsible for the management of the internal controls, and which includes the Chief Executive Officer and Chief Financial Officer. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, as of 31 December 2009, the Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures (i) are effective in ensuring that information required to be disclosed in the reports that are filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and (ii) are effective in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the management of the Company, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosure.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

During the period covered by this report, we have not made any change to our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Kees J. Storm is an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act.

ITEM 16B.	CODE OF ETHICS

We have adopted a Code of Conduct and Code of Dealing, which applies to all of our employees, including our principal executive, principal financial and principal accounting officers. Our Code of Conduct and Code of Dealing is intended to meet the definition of “code of ethics” under Item 16B of 20-F under the Exchange Act. Our Code of Conduct and Code of Dealing is filed as Exhibit 11.1 to this Form 20-F.

If the provisions of the code that apply to our principal executive officer, principal financial officer or principal accounting officer are amended, or if a waiver is granted, we will disclose such amendment or waiver.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Klynveld Peat Marwick Goerdeler (“KPMG”) Réviseurs d’Entreprises SCCRL/Bedrijfsrevisoren BCVBA acted as our independent auditor for the fiscal years ended 31 December 2009 and 2008. The table below sets forth the total amount billed to us by KPMG, for services performed in the years 2009 and 2008, and breaks down these amounts by category of service:

	2009	2008
	(USD million)
Audit Fees	6.467	8.329
Audit-Related Fees	2.103	2.612
Tax Fees	0.120	0.294
All Other Fees	2.832	1.088
Total	11.522	12.323

Audit Fees

Audit fees are fees billed for services that provide assurance on the fair presentation of financial statements and encompass the following specific elements:

•	An audit opinion on our consolidated financial statements;

•	An audit opinion on the statutory financial statements of individual companies within the AB InBev Group, where legally required;

•	A review opinion on interim financial statements;

•	In general, any opinion assigned to the statutory auditor by local legislation or regulations.

Audit-Related Fees

Audit-related fees are fees for assurance services or other work traditionally provided to us by external audit firms in their role as statutory auditors. These services usually result in a certification or specific opinion on an investigation or specific procedures applied, and include the following:

•	Opinions/audit reports on information provided by us at the request of a third party (for example, prospectuses, comfort letters).

Tax Fees

Tax fees in 2009 and 2008 were related to tax compliance services.

All Other Fees

All other fees primarily relate to audits of businesses acquired or to be sold, and due diligence services.

In total, the Audit Fees must always exceed all other fees, as assessed at the AB InBev Group level. The cap does not apply to economic or financial due diligence work with regard to a third company which we plan to acquire, or which we have acquired.

Independent Registered Public Accounting Firm

Our financial statements as of and for each of the three years in the period ended 31 December 2009 included in this Form 20-F have been so included in reliance on the audit report of KPMG, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. KPMG (Avenue du Bourget/Bourgetlaan 40, 1130 Brussels, Belgium) is a member of the Institut des Réviseurs d’Entreprises/Instituut der Bedrijfsrevisoren.

Pre-Approval Policies and Procedures

The advance approval of the Audit Committee or member thereof, to whom approval authority has been delegated, is required for all audit and non-audit services provided by our auditors. The pre-approval policy of the Audit Committee allows the Vice-President of Corporate Audit to approve in advance the following services, capped at $150,000 for each category of service: statutory or financial audits, services associated with registrations with Belgian and U.S. regulators as well as other documents issued in connection with the offering of securities, accounting advisory on the application of accounting standards, regulatory accounting including Belgian and U.S. SEC filings, responding to regulatory inquiries and training sessions, services related to acquisitions or disposals such as due diligence, audit of opening balance sheet, working capital verification, audit of carve out financial statements and reports in connection with stock exchange requirements, audit of financial statements of employee benefit plans, preparation and review of tax returns, assistance in connection with field audits by tax authorities, expatriate and individual income tax returns except for individuals in a financial reporting oversight role, advice on pending or proposed tax legislation and tax guidance on proposed tax transactions.

All services provided by our auditors are approved in advance by either a member of our Audit Committee or the Vice-President of Corporate Audit in accordance with the Audit Committee’s pre-approval policy. Our auditors and management report, on a quarterly basis, to the Audit Committee regarding the extent of the services provided in accordance with the pre-approval policy and the fees for the services performed to date.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

In accordance with Rule 10A-3(b)(1)(iv)(A)(2) under the Exchange Act, one member of our Audit Committee, Arnoud de Pret Roose de Calesberg, does not comply with the independence standards contained in Rule 10A-3(b)(1)(ii) under the Exchange Act. As required by Rule 10A-3(b)(1)(iv)(A)(2) under the Exchange Act, by 15 September 2010, one year from the date of the effectiveness of our registration statement on Form 20-F, all members of our Audit Committee will comply with the independence standards contained in Rule 10A-3 under the Exchange Act.

Count Arnoud de Pret is not deemed to be “independent” within the meaning of Rule 10A-3(b)(1)(ii) under the Exchange Act because he serves on the board of directors of our majority shareholder Stichting Anheuser-Busch InBev. He has extensive expertise as a public company director and has served as a member of our Audit Committee for many years. Under the circumstances, we do not believe our reliance on the exemption provided by Rule 10A-3(b)(1)(iv)(A)(2) to allow Count Arnoud de Pret to remain as a full member of our Audit Committee for a temporary period will impair the ability of the Audit Committee to perform its duties in our best interests and those of our shareholders.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER

There are no outstanding buy-back programs of our shares.

On 12 November 2009 immediately after the closure of Euronext Brussels, we purchased 8,300,000 of our shares over the counter from our fully owned subsidiary Brandbrew S.A. The purchase price was equal to the closing price of the shares on Euronext Brussels on 12 November 2009, which was EUR 32.59 per share.

The following table sets forth certain information related to purchases made by the AB InBev Group of our shares or ADSs:

	Total Number of Shares Purchased	Average Price Paid per Share		Total Number of Shares Purchase as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
	(number of shares)	(USD)		(number of shares)	(USD million)
January 2009	208		(1)	—	—
August 2009	329		(1)
September 2009	3,093		(1)	—	—
November 2009	8,300,000	48.27		—	—
December 2009	658		(1)

Total	8,304,288	48.27	(1)	—	—

Note:

(1)	Under certain of our share-based compensation plans, shares are granted to employees at a discount. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share-Based Payment Plans—AmBev Exchange of Share-Ownership Program and Anheuser-Busch Exceptional Options & Share Grants.” The discount is granted in the form of additional shares, and if such employees leave the AB InBev Group prior to the end of the applicable vesting period, we take back the shares representing the discount. Technically, all of the “discount” shares are repurchased from the employee by our subsidiary, Brandbrew, for an aggregate price of EUR 1.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

We believe the following to be the significant differences between our corporate governance practices and those applicable to U.S. companies under the NYSE listing standards.

In general, the Belgian Corporate Governance Code that applies to us is a code of best practice applying to listed companies on a non-binding basis. The Code applies a “comply or explain” approach, that is, companies may depart from the Code’s provisions if they give a reasoned explanation of the reasons for doing so.

Under the NYSE listing standards, a majority of the directors of a listed U.S. company are required to be independent, while in Belgium, only three directors need be independent. As of 31 December 2009, our Board of Directors comprised four independent directors and nine non-independent directors. None of the nine non-independent directors serve as part of our management, and seven of these nine directors are deemed not to be “independent” under the NYSE listing standards solely because they serve as directors of our majority shareholder, Stichting Anheuser-Busch InBev.

The NYSE rules further require that each of the nominating and compensation committees of a listed U.S. company be comprised entirely of independent directors. The Belgian Corporate Governance Code recommends a majority of the directors on each of these committees meet the technical requirements for independence under Belgian corporate law. As of 31 December 2009, four of the five directors on our Compensation and Nominating Committee would not meet the NYSE independence requirements. As the Committee is composed exclusively of non-executive directors who are independent of management and free from any business relationship which could materially interfere with the exercise of their independent judgment, we consider that the composition of this Committee achieves the Belgian Corporate Governance Code’s aim of avoiding potential conflicts of interest.

The NYSE listing standards require that U.S. listed companies have an audit committee that satisfies the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended, with a written charter that addresses certain corporate governance matters, and whose members are all independent, subject to certain exceptions. See “Item 16D. Exemptions from the Listing Standards for Audit Committees” for details of the current composition of our Audit Committee.

We consider that the terms of reference of our board committees are generally responsive to the relevant NYSE rules, but may not address all aspects of these rules.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this Form 20-F. The audit report of KPMG, independent registered public accounting firm, is included herein preceding the audited consolidated financial statements. The audited balance sheet of Anheuser-Busch Companies, Inc. and its subsidiaries as of 31 December 2008 and the combined financial statements of the Anheuser-Busch U.S. Beer and Packaging reporting entities as of and for the year ended December 31, 2009 , which are not separately presented in this Form 20-F, have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. The audit reports of PricewaterhouseCoopers LLP are included herein immediately preceding the audited consolidated financial statements of Anheuser-Busch InBev SA/NV.

ITEM 19.	EXHIBITS

1.1	Consolidated Articles of Association of Anheuser-Busch InBev SA/NV, dated as of 25 March 2010 (English-language translation) (incorporated by reference to Exhibit 99.1 to Form 6-K filed by Anheuser-Busch InBev SA/NV on 30 March 2010).

3.1	Amended and Restated Anheuser-Busch InBev Shareholders Agreement (formerly InBev Shareholders Agreement and Interbrew Shareholders Agreement) dated 9 September 2009 among BRC S.à.R.L, Eugenie Patri Sebastien S.A. (formerly Eugenie Patri Sebastien SCA), Stichting Anheuser-Busch InBev (formerly Stichting InBev and Stichting Interbrew) and Rayvax Societe d’Investissement NV/SA (incorporated by reference to Exhibit 3.1 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 14 September 2009).

3.2	Voting Agreement between Stichting Anheuser-Busch InBev, Fonds InBev-Baillet Latour SPRL and Fonds Voorzitter Verhelst SPRL, dated 17 October 2008 (incorporated by reference to Exhibit 3.2 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 14 September 2009).

4.1	Agreement and Plan of Merger, by and among Anheuser-Busch Companies, Inc., InBev NV/SA and Pestalozzi Acquisition Corp., dated as of 13 July 2008 (incorporated by reference to Exhibit 2.1 to Form 8-K filed by Anheuser-Busch Companies, Inc. on 16 July 2008).

4.2	Senior Facilities Agreement for Anheuser-Busch InBev SA/NV and Anheuser-Busch InBev Worldwide Inc., dated 26 February 2010.* (filed herewith)

8.1	List of significant subsidiaries (included in Note 36 to our actual audited consolidated financial statements included in this Form 20-F).

11.1	Code of Business Conduct, dated as of August 2009 (filed herewith)

12.1	Principal Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Principal Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Principal Executive Officer and Principal Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of KPMG—Bedrijfsrevisoren/Réviseurs d’Entreprises.

15.2	Consent of PricewaterhouseCoopers LLP.

Note:

*	Certain terms are omitted pursuant to a request for confidential treatment.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Anheuser-Busch InBev SA/NV
(Registrant)

Date: 14 April 2010	By:	/s/ Sabine Chalmers
	Name:	Sabine Chalmers
	Title:	Chief Legal and Corporate Affairs Officer

AB INBEV GROUP ACTUAL HISTORICAL FINANCIAL INFORMATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Anheuser-Busch InBev SA/NV :

We have audited the accompanying consolidated statements of financial position of Anheuser-Busch InBev SA/NV and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the combined financial statements of the Anheuser-Busch US Beer and Packaging reporting entities, wholly owned subsidiaries, which statements reflect total assets constituting 60.1 percent at December 31, 2009 and total revenues constituting 40.8 percent in 2009, of the related consolidated 2009 totals. We also did not audit the consolidated balance sheet of Anheuser-Busch Companies, Inc. and subsidiaries as of December 31, 2008, which balance sheet reflects total assets constituting 15.3 percent at December 31, 2008, of the related consolidated 2008 totals. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for respectively the Anheuser-Busch US Beer and Packaging reporting entities and Anheuser-Busch Companies, Inc. is based solely on the reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Anheuser-Busch InBev SA/NV and subsidiaries as of December 31, 2009 and 2008 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and IFRS as adopted by the European Union.

KPMG Bedrijfsrevisoren – Réviseurs d’Entreprises

Statutory auditor

represented by

/s/    Jos Briers

Réviseur d’Entreprises/Bedrijfsrevisor

Brussels, BELGIUM

April 14, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Anheuser-Busch InBev SA/NV:

We have audited the accompanying consolidated balance sheet of Anheuser-Busch Companies, Inc. and its subsidiaries as of December 31, 2008. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Anheuser-Busch Companies, Inc. and its subsidiaries at December 31, 2008 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP St. Louis, MO June 26, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Anheuser-Busch InBev SA/NV:

We have audited the accompanying combined balance sheets of the Anheuser-Busch US Beer and Packaging reporting entities as of December 31, 2009, and the related combined statements of income, comprehensive income, cash flows and changes in equity for the year then ended (not presented herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the accompanying combined financial statements present fairly, in all material respects, the financial position of the Anheuser-Busch US Beer and Packaging reporting entities at December 31, 2009, and the results of their operations and their cash flows for the year then ended in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and IFRS as adopted by the European Union.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP St. Louis, MO April 14, 2010

Consolidated financial statements

Consolidated income statement

For the year ended 31 December Million US dollar	Notes	2009	2008	2007[1]
Revenue		36 758	23 507	19 735
Cost of sales		(17 198)	(10 336)	(8 118)

Gross profit		19 560	13 171	11 617

Distribution expenses		(2 671)	(2 725)	(2 343)
Sales and marketing expenses		(4 992)	(3 510)	(2 919)
Administrative expenses		(2 310)	(1 478)	(1 354)
Other operating income/(expenses)	7	661	440	360

Restructuring (including impairment losses)	8	(153)	(457)	(59)
Fair value adjustments	8	(67)	(43)	—
Business and asset disposal (including impairment losses)	8	1 541	(38)	537
Disputes	8	—	(20)	33

Profit from operations		11 569	5 340	5 872

Finance cost	11	(4 920)	(1 888)	(975)
Finance income	11	501	288	157

Net finance cost		(4 419)	(1 600)	(818)

Share of result of associates	16	513	60	1

Profit before tax		7 663	3 800	5 055

Income tax expense	12	(1 786)	(674)	(888)

Profit		5 877	3 126	4 167

Attributable to:
Equity holders of AB InBev		4 613	1 927	3 005
Non-controlling interest		1 264	1 199	1 162

Basic earnings per share	23	2.91	1.93	3.08
Diluted earnings per share	23	2.90	1.93	3.06

Consolidated statement of comprehensive income
For the year ended 31 December Million US dollar		2009	2008	2007
Profit		5 877	3 126	4 167

Other comprehensive income:
Exchange differences on translation of foreign operations (gains/(losses))		2 468	(4 212)	2 055
Cash flow hedges
Recognized in equity		729	(2 311)	3
Removed from equity and included in profit or loss		478	(22)	33
Removed from equity and included in the initial cost of inventories		(37)	25	(13)
Actuarial gains/(losses)		134	(372)	45

Other comprehensive income, net of tax		3 772	(6 892)	2 123

Total comprehensive income		9 649	(3 766)	6 290

Attributable to:
Equity holders of AB InBev		8 168	(4 690)	5 065
Non-controlling interest		1 481	924	1 225
The accompanying notes are an integral part of these consolidated financial statements.

[1]	2007 Basic and diluted earnings per share restated in accordance with IAS 33 (refer to note 23 Changes in Equity and Earnings per share)

Consolidated statement of financial position

As at 31 December Million US dollar	Notes	2009	2008 Adjusted[1]	2008 Reported[2]
Assets
Non-current assets
Property, plant and equipment	13	16 461	19 671	19 674
Goodwill	14	52 125	50 244	49 556
Intangible assets	15	23 165	23 637	23 673
Investments in associates	16	6 744	6 871	6 868
Investment securities	17	277	239	239
Deferred tax assets	18	949	932	932
Employee benefits	25	10	8	8
Trade and other receivables	20	1 941	1 315	1 334

		101 672	102 917	102 284

Current assets
Investment securities	17	55	270	270
Inventories	19	2 354	2 868	2 903
Income tax receivable		590	580	580
Trade and other receivables	20	4 099	4 126	4 136
Cash and cash equivalents	21	3 689	2 936	2 936
Assets held for sale	22	66	51	51

		10 853	10 831	10 876

Total assets		112 525	113 748	113 160

EQUITY AND LIABILITIES
Equity
Issued capital	23	1 732	1 730	1 730
Share premium		17 515	17 477	17 477
Reserves		623	(3 247)	(3 247)
Retained earnings		10 448	6 482	6 482

Equity attributable to equity holders of AB InBev		30 318	22 442	22 442

Non-controlling interest		2 853	1 989	1 989

		33 171	24 431	24 431

Non-current liabilities
Interest-bearing loans and borrowings	24	47 049	48 039	48 025
Employee benefits	25	2 611	2 983	3 009
Deferred tax liabilities	18	12 495	12 569	12 076
Trade and other payables	28	1 979	1 763	1 688
Provisions	27	966	796	796

		65 100	66 150	65 594

Current liabilities
Bank overdrafts	21	28	765	765
Interest-bearing loans and borrowings	24	2 015	11 301	11 301
Income tax payable		526	405	405
Trade and other payables	28	11 377	10 238	10 206
Provisions	27	308	458	458

		14 254	23 167	23 135

Total equity and liabilities		112 525	113 748	113 160

The accompanying notes are an integral part of these consolidated financial statements.

[1]

2008 as reported, adjusted to reflect the opening balance sheet adjustments following the completion of the purchase price allocation of the Anheuser-Busch acquisition as required by IFRS 3 Business Combinations §45, which requires retrospective application of post-acquisition adjustments (refer Note 6 Acquisitions and disposals of subsidiaries).

[2]	2008 amounts reclassified to conform to the 2009 presentation in line with the adoption of the Improvements to IFRSs (2008).

Consolidated statement of changes in equity

Million US dollar	Attributable to equity holders of AB InBev										Non- controlling interest	Total equity
	Issued capital	Share premium	Treasury shares	Share- based payment reserves	Translation reserves	Hedging reserves	Actuarial gains/ losses	Other reserves	Retained earnings	Total
As per 01 January 2007	558	8 750	(44)	86	2 912	63	(340)	(13)	4 177	16 149	1 159	17 308
Profit	—	—	—	—	—	—	—	—	3 005	3 005	1 162	4 164
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	—	—	—	—	1 985	—	—	—	—	1 985	70	2 055
Cash flow hedges	—	—	—	—	—	27	—	—	—	27	(4)	23
Actuarial gains/losses	—	—	—	—	—	—	48	—	—	48	(3)	45
Total comprehensive income	—	—	—	—	1 985	27	48	—	3 005	5 065	1 225	6 290
Shares issued	1	52	—	—	—	—	—	—	—	53	—	53
Dividends	—	—	—	—	—	—	—	—	(571)	(571)	(400)	(971)
Share-based payments	—	—	—	31	—	—	—	—	—	31	4	35
Treasury shares	—	—	(659)	—	—	—	—	(7)	—	(666)	(3)	(669)
Scope changes	—	—	—	—	—	—	—	—	(4)	(4)	(71)	(75)
Other	—	—	—	—	(4)	(1)	—	(5)	10	—	(22)	(22)

As per 31 December 2007	559	8 802	(703)	117	4 893	89	(292)	(25)	6 617	20 057	1 892	21 949

	Attributable to equity holders of AB InBev										Non- controlling interest	Total equity
Million US dollar	Issued capital	Share premium	Treasury shares	Share- based payment reserves	Translation reserves	Hedging reserves	Actuarial gains/ losses	Other reserves	Retained earnings	Total
As per 1 January 2008	559	8 802	(703)	117	4 893	89	(292)	(25)	6 617	20 057	1 892	21 949
Profit	—	—	—	—	—	—	—	—	1 927	1 927	1 199	3 126
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	—	—	—	—	(3 866)	—	—	—	—	(3 866)	(346)	(4 212)
Cash flow hedges	—	—	—	—	—	(2 331)	—	—	—	(2 331)	23	(2 308)
Actuarial gains/losses	—	—	—	—	—	—	(420)	—	—	(420)	48	(372)
Total comprehensive income	—	—	—	—	(3 866)	(2 331)	(420)	—	1 927	(4 690)	924	(3 766)
Shares issued	1 171	8 675	—	—	—	—	—	—	—	9 846	—	9 846
Transaction cost capital increase	—	—	—	—	—	—	—	—	(117)	(117)	—	(117)
Dividends	—	—	—	—	—	—	—	—	(2 010)	(2 010)	(618)	(2 628)
Share-based payments	—	—	—	6	—	—	—	—	—	6	6	12
Treasury shares	—	—	(294)	—	—	—	—	(421)	—	(715)	(1)	(716)
Scope changes	—	—	—	—	—	—	—	—	65	65	(214)	(149)

As per 31 December 2008	1 730	17 477	(997)	123	1 027	(2 242)	(712)	(446)	6 482	22 442	1 989	24 431

	Attributable to equity holders of AB InBev										Non- controlling interest	Total equity
Million US dollar	Issued capital	Share premium	Treasury shares	Share- based payment reserves	Translation reserves	Hedging reserves	Actuarial gains/ losses	Other reserves	Retained earnings	Total
As per 1 January 2009	1 730	17 477	(997)	123	1 027	(2 242)	(712)	(446)	6 482	22 442	1 989	24 431
Profit	—	—	—	—	—	—	—	—	4 613	4 613	1 264	5 877
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	—	—	—	—	2 216	—	—	—	—	2 216	252	2 468
Cash flow hedges	—	—	—	—	—	1 190	—	—	—	1 190	(20)	1 170
Actuarial gains/losses	—	—	—	—	—	—	165	—	(16)	149	(15)	134
Total comprehensive income	—	—	—	—	2 216	1 190	165	—	4 597	8 168	1 481	9 649
Shares issued	2	38	—	—	—	—	—	—	—	40	—	40
Dividends	—	—	—	—	—	—	—	—	(669)	(669)	(722)	(1 391)
Share-based payments	—	—	—	145	—	—	—	—	—	145	10	155
Treasury shares	—	—	338	—	—	—	—	(184)	—	154	(3)	151
Scope changes	—	—	—	—	—	—	—	—	(9)	(9)	11	2
Other	—	—	—	—	—	—	—	—	47	47	87	134

As per 31 December 2009	1 732	17 515	(659)	268	3 243	(1 052)	(547)	(630)	10 448	30 318	2 853	33 171

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated cash flow statement

For the year ended 31 December Million US dollar	2009	2008[1]	2007[1]
OPERATING ACTIVITIES
Profit	5 877	3 126	4 167
Depreciation, amortization and impairment	2 818	1 912	1 408
Impairment losses on receivables, inventories and other assets	167	149	67
Additions/(reversals) in provisions and employee benefits	188	572	186
Net finance cost	4 419	1 600	818
Loss/(gain) on sale of property, plant and equipment and intangible assets	(189)	(56)	(59)
Loss/(gain) on sale of subsidiaries, associates and assets held for sale	(1 555)	(33)	(500)
Equity-settled share-based payment expense	208	63	72
Income tax expense	1 786	674	888
Other non-cash items included in the profit	24	(12)	41
Share of result of associates	(513)	(60)	(1)

Cash flow from operating activities before changes in working capital and use of provisions	13 230	7 935	7 087

Decrease/(increase) in trade and other receivables	149	201	(23)
Decrease/(increase) in inventories	301	(388)	(94)
Increase/(decrease) in trade and other payables	337	364	487
Pension contributions and use of provisions	(548)	(490)	(496)

Cash generated from operations	13 469	7 622	6 961

Interest paid	(2 908)	(975)	(852)
Interest received	132	126	60
Dividends received	—	1	1
Income tax paid	(1 569)	(1 241)	(613)

CASH FLOW FROM OPERATING ACTIVITIES	9 124	5 533	5 557

INVESTING ACTIVITIES
Proceeds from sale of property, plant and equipment and of intangible assets	327	228	193
Proceeds from sale of assets held for sale	877	76	86
Proceeds from sale of associates	936	13	—
Sale of subsidiaries, net of cash disposed of	5 232	47	577
Acquisition of subsidiaries, net of cash acquired	(608)	(51 626)	(260)
Purchase of non-controlling interest	(38)	(853)	(1 576)
Acquisition of property, plant and equipment and of intangible assets	(1 713)	(2 652)	(2 162)
Net proceeds/(acquisition) of other assets	227	(114)	(82)
Net repayments/(payments) of loans granted	29	3	(1)

CASH FLOW FROM INVESTING ACTIVITIES	5 269	(54 878)	(3 225)

FINANCING ACTIVITIES
Net proceeds from the issue of share capital	76	9 764	115
Net purchase of treasury shares	—	(797)	(821)
Proceeds from borrowings	27 834	56 425	8 950
Payments on borrowings	(39 627)	(11 953)	(8 449)
Cash net finance costs other than interests	(62)	(632)	(60)
Payment of finance lease liabilities	(4)	(6)	(10)
Dividends paid	(1 313)	(2 922)	(1 052)

CASH FLOW FROM FINANCING ACTIVITIES	(13 096)	49 879	(1 327)

Net increase/(decrease) in cash and cash equivalents	1 297	534	1 005

Cash and cash equivalents less bank overdrafts at beginning of year	2 171	1 831	705
Effect of exchange rate fluctuations	193	(194)	121

Cash and cash equivalents less bank overdrafts at end of year	3 661	2 171	1 831

The accompanying notes are an integral part of these consolidated financial statements.

[1]	Reclassified to conform to the 2009 presentation

Notes to the consolidated financial statements

Notes to the consolidated financial statements—(Continued)

1.CORPORATE INFORMATION

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with an American Depositary Receipt secondary listing on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. A true consumer-centric, sales driven organization, AB InBev manages a portfolio of well over 200 brands that includes global flagship brands Budweiser®, Stella Artois® and Beck’s®, fast growing multi-country brands like Leffe® and Hoegaarden®, and strong “local champions” such as Bud Light®, Skol®, Brahma®, Quilmes®, Michelob®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, and Jupiler®, among others. In addition, the company owns a 50 percent equity interest in the operating subsidiary of Grupo Modelo, Mexico’s leading brewer and owner of the global Corona® brand. AB InBev’s dedication to heritage and quality is rooted in brewing traditions that originate from the Den Hoorn brewery in Leuven, Belgium, dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, which traces its origins back to 1852 in St. Louis, USA. Geographically diversified with a balanced exposure to developed and developing markets, AB InBev leverages the collective strengths of its approximately 116 000 employees based in operations in over 23 countries across the world. The company strives to be the Best Beer Company in a Better World. In 2009, AB InBev realized 36.8 billion US dollar revenue.

The consolidated financial statements of the company for the year ended 31 December 2009 comprise the company and its subsidiaries (together referred to as “AB InBev” or the “company”) and the company’s interest in associates and jointly controlled entities.

The financial statements were authorized for issue by the board of directors on 12 April 2010.

2. STATEMENT OF COMPLIANCE

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and in conformity with IFRS as adopted by the European Union up to 31 December 2009 (collectively “IFRS”). AB InBev did not apply any European carve-outs from IFRS. AB InBev has not applied early any new IFRS requirements that are not yet effective in 2009.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) BASIS OF PREPARATION AND MEASUREMENT

Depending on the applicable IFRS requirements, the measurement basis used in preparing the financial statements is cost, net realizable value, fair value or recoverable amount. Whenever IFRS provides an option between cost and another measurement basis (e.g. systematic re-measurement), the cost approach is applied.

(B) FUNCTIONAL AND PRESENTATION CURRENCY

Effective 1 January 2009, the company changed the presentation currency of the consolidated financial statements from the euro to the US dollar, reflecting the post-Anheuser-Busch acquisition profile of the company’s revenue and cash flows, which are now primarily generated in US dollars and US dollar-linked currencies. AB InBev believes that this change provides greater alignment of the presentation currency with AB InBev’s most significant operating currency and underlying financial performance. Unless otherwise specified, all financial information included in these financial statements have been stated in US dollars and has been rounded to the nearest million. The functional currency of the parent company is the euro.

(C) USE OF ESTIMATES AND JUDGMENTS

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

(D) PRINCIPLES OF CONSOLIDATION

Subsidiaries are those companies in which AB InBev, directly or indirectly, has an interest of more than half of the voting rights or, otherwise, has control, directly or indirectly, over the operations so as to govern the financial and operating policies in order to obtain benefits from the companies’ activities. In assessing control, potential voting rights that presently are exercisable are taken into account. Control is presumed to exist where AB InBev owns, directly or indirectly, more than one half of the voting rights (which does not always equate to economic ownership), unless it can be demonstrated that such ownership does not constitute control. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Jointly controlled entities are those entities over whose activities AB InBev has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions. Jointly controlled entities are consolidated using the proportionate method of consolidation.

Notes to the consolidated financial statements—(Continued)

Associates are undertakings in which AB InBev has significant influence over the financial and operating policies, but which it does not control. This is generally evidenced by ownership of between 20% and 50% of the voting rights. In certain instances, the company may hold directly and indirectly an ownership interest of 50% or more in an entity, yet not have effective control. In these instances, such investments are accounted for as associates. Associates are accounted for by the equity method of accounting, from the date that significant influence commences until the date that significant influence ceases. When AB InBev’s share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that AB InBev has incurred obligations in respect of the associate.

The financial statements of the company’s subsidiaries, jointly controlled entities and associates are prepared for the same reporting year as the parent company, using consistent accounting policies. All intercompany transactions, balances and unrealized gains and losses on transactions between group companies have been eliminated.

Unrealized gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of AB InBev’s interest in the entity. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

A listing of the company’s most important subsidiaries and associates is set out in Note 36 AB InBev companies.

(E) SUMMARY OF CHANGES IN ACCOUNTING POLICIES

The following new standards and amendments to standards are mandatory for the first time for the financial year beginning

1 January 2009.

IAS 1 (revised) Presentation of financial statements

The revised standard prohibits the presentation of items of income and expenses (that is ‘non-owner changes in equity’) in the statement of changes in equity, requiring ‘non-owner changes in equity’ to be presented separately from owner changes in equity. All ‘non-owner changes in equity’ are required to be shown in a performance statement.

Entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the income statement and statement of comprehensive income).

AB InBev has elected to present two statements: an income statement and a statement of comprehensive income. The consolidated financial statements have been prepared under the revised disclosure requirements.

Improvements to IFRSs (2008)

Effective 1 January 2009, AB InBev adopted the improvements to IFRSs (2008), which is a collection of minor improvements to existing standards.

In line with these improvements financial assets and liabilities classified as held for trading in accordance with IAS 39 (derivatives) have been split in current and in non-current assets and liabilities. Also the presentation of the comparative 2008 amounts was adapted in this sense.

The application of other improvements had no material impact on AB InBev’s financial results or financial position.

Amended IFRS 7 Financial Instruments: Disclosures

Effective 1 January 2009, AB InBev adopted the amendment to IFRS 7 for financial instruments that are measured in the balance sheet at fair value, this requires disclosure of fair value measurements by level of the following fair value hierarchy:

(i)	Quoted market prices (unadjusted) in active markets for identical assets or liabilities (level 1);

(ii)	Inputs other than quoted market prices included within level 1 that are observable for the assets or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2);

(iii)	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

The application of this amendment had no impact on AB InBev’s financial results or financial position. Please refer to Note 29 Risks arising from financial instruments for additional disclosures.

IFRS 8 Operating Segments

Effective from 1 January 2009 onwards, this standard replaces IAS 14 Segment Reporting. It requires AB InBev’s external segment reporting to be based on its internal reporting to its “chief operating decision maker”, which makes decisions on the allocation of resources and assesses the performance of the reportable segments. The application of this new standard did not have an effect on how AB InBev presents its segments.

For more details on the basis on which the segment information is prepared and reconciled to the amounts presented in the income statement and balance sheet, refer to Note 5 Segment reporting in the financial statements of this report.

IAS 23 Borrowing Costs – amended

In March 2007, the IASB issued amendments to IAS 23 Borrowing Costs. The main change from the previous version is the removal of the option of immediately recognizing as an expense borrowing costs that relate to assets that take a substantial period of time to get ready for use or sale. The cost of an asset will in future include all costs incurred in getting it ready for use or sale. The company prospectively adopted the amendment as of 1 January 2009 with no material effect on its financial result or financial position.

IFRS 2 Share-based Payment – amended

In January 2008, the IASB issued an amendment to IFRS 2 Share-based Payment. The amendment clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. It also specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment. The company adopted the amendment as of 1 January 2009 with no material effect on its financial result or financial position.

Notes to the consolidated financial statements—(Continued)

IFRIC 13 Customer Loyalty Programs

In June 2007, the IFRIC issued IFRIC 13 Customer Loyalty Programs. IFRIC 13 addresses how companies, that grant their customers loyalty award credits (often called “points”) when buying goods or services, should account for their obligation to provide free or discounted goods or services if and when the customers redeem the points. Customers are implicitly paying for the points they receive when they buy other goods or services. Some revenue should be allocated to the points. Therefore, IFRIC 13 requires companies to estimate the value of the points to the customer and defer this amount of revenue as a liability until they have fulfilled their obligations to supply awards. AB InBev adopted the interpretation as of 1 January 2009 with no material effect on its financial result or financial position.

IFRIC 16 Hedges of a Net Investment in a Foreign Operation

In July 2008, the IFRIC issued IFRIC 16 Hedges of a Net Investment in a Foreign Operation. IFRIC 16 provides guidance on:

•	identifying the foreign currency risks that qualify as a hedged risk in the hedge of a net investment in a foreign operation;

•	where, within a group, hedging instruments that are hedges of a net investment in a foreign operation can be held to qualify for hedge accounting; and

•	how an entity should determine the amounts to be reclassified from equity to profit or loss for both the hedging instrument and the hedged item.

IFRIC 16 concludes that the presentation currency does not create an exposure to which an entity may apply hedge accounting. Consequently, a parent entity may designate as a hedged risk only the foreign exchange differences arising from a difference between its own functional currency and that of its foreign operation. In addition, the hedging instrument(s) may be held by any entity or entities within the group. While IAS 39 must be applied to determine the amount that needs to be reclassified to profit or loss from the foreign currency translation reserve in respect of the hedging instrument, IAS 21 must be applied in respect of the hedged item. The interpretation is mandatory for annual periods beginning on or after October 1, 2008. It does not have a material effect on the company’s financial result or financial position.

(F) FOREIGN CURRENCIES

FOREIGN CURRENCY TRANSACTIONS

Foreign currency transactions are accounted for at exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the balance sheet date rate. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Non-monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to US dollar at foreign exchange rates ruling at the dates the fair value was determined.

TRANSLATION OF THE RESULTS AND FINANCIAL POSITION OF FOREIGN OPERATIONS

Assets and liabilities of foreign operations are translated to US dollar at foreign exchange rates prevailing at the balance sheet date. Income statements of foreign operations, excluding foreign entities in hyperinflationary economies, are translated to US dollar at exchange rates for the year approximating the foreign exchange rates prevailing at the dates of the transactions. The components of shareholders’ equity are translated at historical rates. Exchange differences arising from the translation of shareholders’ equity to US dollar at year-end exchange rates are taken to comprehensive income (translation reserves).

In hyperinflationary economies, re-measurement of the local currency denominated non-monetary assets, liabilities, income statement accounts as well as equity accounts is made by applying a general price index. These re-measured accounts are used for conversion into US dollar at the closing exchange rate. For subsidiaries and associated companies in countries with hyperinflation where a general price index method is not yet stabilized and does not provide reliable results, the balance sheet and income statement are re-measured into US dollar as if it was the operation’s functional currency. As of 30 November 2009 the economy in Venezuela has been assessed to be highly inflationary and AB InBev has applied the price index from Venezuela’s central bank to report its Venezuelan operations by year-end 2009. The impact is not material to the company’s financial results nor financial position.

EXCHANGE RATES

The most important exchange rates that have been used in preparing the financial statements are:

	Closing rate			Average rate
1 US dollar equals:	2009	2008	2007	2009	2008	2007
Argentinean peso	3.796702	3.449805	3.151000	3.726834	3.116907	3.122898
Brazilian real	1.741198	2.337001	1.771299	2.015192	1.778974	1.949520
Canadian dollar	1.050117	1.221383	0.981524	1.147982	1.047465	1.071595
Chinese yuan	6.826993	6.823021	7.304166	6.863060	7.007161	7.600559
Euro	0.694155	0.718546	0.679302	0.721191	0.676163	0.731189
Pound sterling	0.616479	0.684415	0.498166	0.643458	0.533130	0.500259
Russian ruble	30.117797	29.776885	24.409860	31.833634	24.626252	25.583940
Ukrainian hryvnia	7.947278	7.800109	5.040043	7.743168	5.158557	5.035529

Notes to the consolidated financial statements—(Continued)

(G) INTANGIBLE ASSETS

RESEARCH AND DEVELOPMENT

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in the income statement as an expense as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if the product or process is technically and commercially feasible, future economic benefits are probable and the company has sufficient resources to complete development. The expenditure capitalized includes the cost of materials, direct labor and an appropriate proportion of overheads. Other development expenditure is recognized in the income statement as an expense as incurred. Capitalized development expenditure is stated at cost less accumulated amortization (see below) and impairment losses (refer accounting policy P).

Amortization related to research and development intangible assets is included within the cost of sales if production related and in sales and marketing if related to commercial activities.

As from 1 January 2009 and in line with Revised IAS 23 Borrowing Costs, AB InBev changed its accounting policy and capitalizes borrowing cost directly attributable to the acquisition, construction or production of qualifying assets as part of the cost of such assets. AB InBev applies the revised IAS 23 to qualifying assets for which capitalization of borrowing cost commences on or after the effective date of the standard.

SUPPLY AND DISTRIBUTION RIGHTS

A supply right is the right for AB InBev to supply a customer and the commitment by the customer to purchase from AB InBev. A distribution right is the right to sell specified products in a certain territory.

Acquired customer relationships in a business combination are initially recognized at fair value as supply rights to the extent that they arise from contractual rights. If the IFRS recognition criteria are not met, these relationships are subsumed under goodwill.

Acquired distribution rights are measured initially at cost or fair value when obtained through a business combination.

Amortization related to supply and distribution rights is included within sales and marketing expenses.

BRANDS

If part of the consideration paid in a business combination relates to trademarks, trade names, formulas, recipes or technological expertise these intangible assets are considered as a group of complementary assets that is referred to as a brand for which one fair value is determined. Expenditure on internally generated brands is expensed as incurred.

SOFTWARE

Purchased software is measured at cost less accumulated amortization. Expenditure on internally developed software is capitalized when the expenditure qualifies as development activities; otherwise, it is recognized in the income statement when incurred.

Amortization related to software is included in cost of sales, distribution expenses, sales and marketing expenses or administrative expenses based on the activity the software supports.

OTHER INTANGIBLE ASSETS

Other intangible assets, acquired by the company, are stated at cost less accumulated amortization (see below) and impairment losses (refer accounting policy P).

SUBSEQUENT EXPENDITURE

Subsequent expenditure on capitalized intangible assets is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

AMORTIZATION

Intangible assets with a finite life are amortized using the straight-line method over their estimated useful lives. Licenses, brewing, supply and distribution rights are amortized over the period in which the rights exist. Brands are considered to have an indefinite life unless plans exist to discontinue the brand. Discontinuance of a brand can be either through sale or termination of marketing support. When AB InBev buys back distribution rights for its own products the life of these rights is considered indefinite, unless the company has a plan to discontinue the related brand or distribution. Software and capitalized development cost related to technology are amortized over 3 to 5 years.

Brands are deemed intangible assets with indefinite useful lives and, therefore, are not amortized but tested for impairment on an annual basis (refer accounting P).

GAINS AND LOSSES ON SALE

Net gains on sale of intangible assets are presented in the income statement as other operating income. Net losses on sale are included as other operating expenses. Net gains and losses are recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs can be estimated reliably, and there is no continuing managerial involvement with the intangible assets.

(H) BUSINESS COMBINATIONS

The company applies the purchase method of accounting to account for acquisitions of businesses. The cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, equity instruments issued and costs directly attributable to the acquisition. Identifiable assets, liabilities and contingent liabilities acquired or assumed

Notes to the consolidated financial statements—(Continued)

are measured separately at their fair value as of the acquisition date. The excess of the cost of the acquisition over the company’s interest in the fair value of the identifiable net assets acquired is recorded as goodwill.

The allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions requiring management judgment.

(I) GOODWILL

Goodwill is determined as the excess of the cost of an acquisition over AB InBev’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquired subsidiary, jointly controlled entity or associate recognized at the date of acquisition. All business combinations are accounted for by applying the purchase method. Business combinations entered into before 31 March 2004, were accounted for in accordance with IAS 22 Business Combinations. This means that acquired intangibles such as brands were subsumed under goodwill for those transactions. When AB InBev acquires non-controlling interests any difference between the cost of acquisition and the non-controlling interest’s share of net assets acquired is taken to goodwill.

In conformity with IFRS 3 Business Combinations, goodwill is stated at cost and not amortized but tested for impairment on an annual basis and whenever there is an indicator that the cash generating unit to which the goodwill has been allocated, may be impaired (refer accounting policy P).

Goodwill is expressed in the currency of the subsidiary or jointly controlled entity to which it relates (except for subsidiaries operating in highly inflationary economies) and is translated to US dollar using the year-end exchange rate.

In respect of associates, the carrying amount of goodwill is included in the carrying amount of the investment in the associate.

If AB InBev’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized exceeds the cost of the business combination such excess is recognized immediately in the income statement as required by IFRS 3.

Expenditure on internally generated goodwill is expensed as incurred.

(J) PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is measured at cost less accumulated depreciation and impairment losses (refer accounting policy P). Cost includes the purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management (e.g. non refundable tax, transport and the costs of dismantling and removing the items and restoring the site on which they are located, if applicable). The cost of a self-constructed asset is determined using the same principles as for an acquired asset. The depreciation methods, residual value, as well as the useful lives are reassessed, and adjusted if appropriate annually.

As from 1 January 2009 and in line with Revised IAS 23 Borrowing Costs, AB InBev changed its accounting policy and capitalizes borrowing cost directly attributable to the acquisition, construction or production of qualifying assets as part of the cost of such assets. AB InBev applies the revised IAS 23 to qualifying assets for which capitalization of borrowing cost commences on or after the effective date of the standard.

SUBSEQUENT EXPENDITURE

The company recognizes in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied with the item will flow to the company and the cost of the item can be measured reliably. All other costs are expensed as incurred.

DEPRECIATION

The depreciable amount is the cost of an asset less its residual value. Residual values, if not insignificant, are reassessed annually. Depreciation is calculated from the date the asset is available for use, using the straight-line method over the estimated useful lives of the assets.

The estimated useful lives are as follows:

Industrial buildings	20 years

Other real estate properties	33 years

Production plant and equipment:
Production equipment	15 years
Storage and packaging equipment	7 years
Duo tanks	7 years
Handling and other equipment	5 years

Returnable packaging:
Kegs	10 years
Crates	10 years
Bottles	5 years

Point of sale furniture and equipment	5 years

Vehicles	5 years

Information processing equipment	3 or 5 years

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Land is not depreciated as it is deemed to have an indefinite life.

Notes to the consolidated financial statements—(Continued)

GAINS AND LOSSES ON SALE

Net gains on sale of items of property, plant and equipment are presented in the income statement as other operating income. Net losses on sale are presented as other operating expenses. Net gains and losses are recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs can be estimated reliably, and there is no continuing managerial involvement with the property, plant and equipment.

(K) ACCOUNTING FOR LEASES

Leases of property, plant and equipment where the company assumes substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are recognized as assets and liabilities (interest-bearing loans and borrowings) at amounts equal to the lower of the fair value of the leased property and the present value of the minimum lease payments at inception of the lease. Amortization and impairment testing for depreciable leased assets, is the same as for depreciable assets that are owned (refer accounting policies J and P).

Lease payments are apportioned between the outstanding liability and finance charges so as to achieve a constant periodic rate of interest on the remaining balance of the liability.

Leases of assets under which all the risks and rewards of ownership are substantially retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the term of the lease.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which termination takes place.

(L) INVESTMENTS

All investments are accounted for at trade date.

INVESTMENTS IN EQUITY SECURITIES

Investments in equity securities are undertakings in which AB InBev does not have significant influence or control. This is generally evidenced by ownership of less than 20% of the voting rights. Such investments are designated as available-for-sale financial assets which are at initial recognition measured at fair value unless the fair value cannot be reliably determined in which case they are measured at cost. Subsequent changes in fair value, except those related to impairment losses which are recognized in the income statement, are recognized directly in other comprehensive income.

On disposal of an investment, the cumulative gain or loss previously recognized directly in equity is recognized in profit or loss.

INVESTMENTS IN DEBT SECURITIES

Investments in debt securities classified as trading or as being available-for-sale are carried at fair value, with any resulting gain or loss respectively recognized in the income statement or directly in other comprehensive income. Fair value of these investments is determined as the quoted bid price at the balance sheet date. Impairment charges and foreign exchange gains and losses are recognized in the income statement.

Investments in debt securities classified as held to maturity are measured at amortized cost.

OTHER INVESTMENTS

Other investments held by the company are classified as available-for-sale and are carried at fair value, with any resulting gain or loss recognized directly in other comprehensive income. Impairment charges are recognized in the income statement.

(M) INVENTORIES

Inventories are valued at the lower of cost and net realizable value. Cost includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. The weighted average method is used in assigning the cost of inventories.

The cost of finished products and work in progress comprises raw materials, other production materials, direct labor, other direct cost and an allocation of fixed and variable overhead based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated completion and selling costs.

(N) TRADE AND OTHER RECEIVABLES

Trade and other receivables are carried at amortized cost less impairment losses. An estimate is made for doubtful receivables based on a review of all outstanding amounts at the balance sheet date.

An allowance for impairment of trade and other receivables is established if the collection of a receivable becomes doubtful. Such receivable becomes doubtful when there is objective evidence that the company will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter into bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the receivable is impaired. The amount of the allowance is the difference between the asset’s carrying amount and the present value of the estimated future cash flows. An impairment loss is recognized in the statement of income, as are subsequent recoveries of previous impairments.

Notes to the consolidated financial statements—(Continued)

(O) CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all cash balances and short-term highly liquid investments with a maturity of three months or less from the date of acquisition that are readily convertible into cash. They are stated at face value, which approximates their fair value. For the purpose of the cash flow statement, cash and cash equivalents are presented net of bank overdrafts.

(P) IMPAIRMENT

The carrying amounts of financial assets, property, plant and equipment, goodwill and intangible assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated. In addition, goodwill, intangible assets that are not yet available for use and intangibles with an indefinite useful life are tested for impairment annually. An impairment loss is recognized whenever the carrying amount of an asset or the related cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement.

CALCULATION OF RECOVERABLE AMOUNT

The recoverable amount of the company’s investments in unquoted debt securities is calculated as the present value of expected future cash flows, discounted at the debt securities’ original effective interest rate. For equity and quoted debt securities the recoverable amount is their fair value.

The recoverable amount of other assets is determined as the higher of their fair value less costs to sell and value in use. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit on a pro rata basis.

Impairment testing of intangible assets with an indefinite useful life is primarily based on a fair value approach applying multiples that reflect current market transactions to indicators that drive the profitability of the asset or the royalty stream that could be obtained from licensing the intangible asset to another party in an arm’s length transaction.

For goodwill, the recoverable amount of the cash generating units to which the goodwill belongs is based on a fair value approach. More specifically, a discounted free cash flow approach, based on current acquisition valuation models, is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators. As regards the level of goodwill impairment testing, AB InBev’s overall approach is to test goodwill for impairment at the business unit level (i.e. one level below the segments).

REVERSAL OF IMPAIRMENT LOSSES

An impairment loss in respect of goodwill or investments in equity securities is not reversed. Impairment losses on other assets are reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognized. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(Q) SHARE CAPITAL

REPURCHASE OF SHARE CAPITAL

When AB InBev buys back its own shares, the amount of the consideration paid, including directly attributable costs, is recognized as a deduction from equity under treasury shares.

DIVIDENDS

Dividends are recognized as a liability in the period in which they are declared.

SHARE ISSUANCE COSTS

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(R) PROVISIONS

Provisions are recognized when (i) the company has a present legal or constructive obligation as a result of past events, (ii) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and (iii) a reliable estimate of the amount of the obligation can be made. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

RESTRUCTURING

A provision for restructuring is recognized when the company has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly. Costs relating to the ongoing activities of the company are not provided for. The provision includes the benefit commitments in connection with early retirement and redundancy schemes.

ONEROUS CONTRACTS

A provision for onerous contracts is recognized when the expected benefits to be derived by the company from a contract are lower than the unavoidable cost of meeting its obligations under the contract. Such provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract.

Notes to the consolidated financial statements—(Continued)

DISPUTES AND LITIGATIONS

A provision for disputes and litigation is recognized when it is more likely than not that the company will be required to make future payments as a result of past events, such items may include but are not limited to, several claims, suits and actions both initiated by third parties and initiated by AB InBev relating to antitrust laws, violations of distribution and license agreements, environmental matters, employment related disputes, claims from tax authorities, and alcohol industry litigation matters.

(S) EMPLOYEE BENEFITS

POST-EMPLOYMENT BENEFITS

Post-employment benefits include pensions, post-employment life insurance and post-employment medical benefits. The company operates a number of defined benefit and defined contribution plans throughout the world, the assets of which are generally held in separate trustee-managed funds. The pension plans are generally funded by payments from employees and the company, and, for defined benefit plans taking account of the recommendations of independent actuaries. AB InBev maintains funded and unfunded pension plans.

a) Defined contribution plans

Contributions to defined contribution plans are recognized as an expense in the income statement when incurred. A defined contribution plan is a pension plan under which AB InBev pays fixed contributions into a fund. AB InBev has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

b) Defined benefit plans

A defined benefit plan is a pension plan that is not a defined contribution plan. Typically defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. For defined benefit plans, the pension expenses are assessed separately for each plan using the projected unit credit method. The projected unit credit method considers each period of service as giving rise to an additional unit of benefit entitlement. Under this method, the cost of providing pensions is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries who carry out a full valuation of the plans at least every three years. The amounts charged to the income statement include current service cost, interest cost, the expected return on any plan assets, past service costs and the effect of any curtailments or settlements. The pension obligations recognized in the balance sheet are measured at the present value of the estimated future cash outflows using interest rates based on high quality corporate bond yields, which have terms to maturity approximating the terms of the related liability, less any past service costs not yet recognized and the fair value of any plan assets. Past service costs result from the introduction of, or changes to, post-employment benefits. They are recognized as an expense over the average period that the benefits vest. Actuarial gains and losses comprise, for assets and liabilities, the effects of differences between the previous actuarial assumptions and what has actually occurred and the effects of changes in actuarial assumptions on the plans’ liabilities. Actuarial gains and losses are recognized in full in the period in which they occur in the statement of comprehensive income.

Where the calculated amount of a defined benefit liability is negative (an asset), AB InBev recognizes such pension asset to the extent of any cumulative unrecognized past service costs plus any economic benefits available to AB InBev either from refunds or reductions in future contributions.

OTHER POST-EMPLOYMENT OBLIGATIONS

Some AB InBev companies provide post-employment medical benefits to their retirees. The entitlement to these benefits is usually based on the employee remaining in service up to retirement age. The expected costs of these benefits are accrued over the period of employment, using an accounting methodology similar to that for defined benefit pension plans.

TERMINATION BENEFITS

Termination benefits are recognized as an expense when the company is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the normal retirement date. Termination benefits for voluntary redundancies are recognized if the company has made an offer encouraging voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably.

BONUSES

Bonuses received by company employees and management are based on pre-defined company and individual target achievement. The estimated amount of the bonus is recognized as an expense in the period the bonus is earned. To the extent that bonuses are settled in shares of the company, they are accounted for as share-based payments.

(T) SHARE-BASED PAYMENTS

Different share and share option programs allow company senior management and members of the board to acquire shares of the company and some of its affiliates. AB InBev adopted IFRS 2 Share-based Payment on 1 January 2005 to all awards granted after 7 November 2002 that had not yet vested at 1 January 2005. The fair value of the share options is estimated at grant date, using an option pricing model that is most appropriate for the respective option. Based on the expected number of options that will vest, the fair value of the options granted is expensed over the vesting period. When the options are exercised, equity is increased by the amount of the proceeds received.

(U) INTEREST-BEARING LOANS AND BORROWINGS

Interest-bearing loans and borrowings are recognized initially at fair value, less attributable transaction costs. Subsequent to initial recognition, interest-bearing loans and borrowings are stated at amortized cost with any difference between the initial amount and the maturity amount being recognized in the income statement (in accretion expense) over the expected life of the instrument on an effective interest rate basis.

Notes to the consolidated financial statements—(Continued)

(V) TRADE AND OTHER PAYABLES

Trade and other payables are stated at amortized cost.

(W) INCOME TAX

Income tax on the profit for the year comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity, in which case the tax effect is also recognized directly in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted, or substantively enacted, at the balance sheet date, and any adjustment to tax payable in respect of previous years.

In accordance with IAS 12 Income Taxes deferred taxes are provided using the so-called balance sheet liability method. This means that, taking into account the IAS 12 requirements, for all taxable and deductible differences between the tax bases of assets and liabilities and their carrying amounts in the balance sheet a deferred tax liability or asset is recognized. Under this method a provision for deferred taxes is also made for differences between the fair values of assets and liabilities acquired in a business combination and their tax base. IAS 12 prescribes that no deferred taxes are recognized i) on initial recognition of goodwill, ii) at the initial recognition of assets or liabilities in a transaction that is not a business combination and affects neither accounting nor taxable profit and iii) on differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using currently or substantively enacted tax rates.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

The company recognizes deferred tax assets, including assets arising from losses carried forward, to the extent that future probable taxable profit will be available against which the deferred tax asset can be utilized. A deferred tax asset is reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Tax claims are recorded within provisions on the balance sheet (refer accounting policy R).

(X) INCOME RECOGNITION

Income is recognized when it is probable that the economic benefits associated with the transaction will flow to the company and the income can be measured reliably.

GOODS SOLD

In relation to the sale of beverages and packaging, revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, and no significant uncertainties remain regarding recovery of the consideration due, associated costs or the possible return of goods, and there is no continuing management involvement with the goods. Revenue from the sale of goods is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts, volume rebates and discounts for cash payments.

ENTERTAINMENT REVENUE

Revenues at the theme parks are recognized upon admission to a park or when products are delivered to customers. For season pass and other multi-use admissions, AB InBev recognized a pro-rata portion of the revenue over the year based on the terms of the admission product. Entertainment revenue has been recognized up to 30 November 2009 after which date this business has been disposed (see also Note 6 Acquisitions and disposals of subsidiaries).

RENTAL AND ROYALTY INCOME

Rental income is recognized under other operating income on a straight-line basis over the term of the lease. Royalties arising from the use by others of the company’s resources are recognized in other operating income on an accrual basis in accordance with the substance of the relevant agreement.

GOVERNMENT GRANTS

A government grant is recognized in the balance sheet initially as deferred income when there is reasonable assurance that it will be received and that the company will comply with the conditions attached to it. Grants that compensate the company for expenses incurred are recognized as other operating income on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the company for the acquisition of an asset are presented by deducting them from the acquisition cost of the related asset in accordance with IAS 20 Accounting for Government Grants and Disclosure of Government Assistance.

FINANCE INCOME

Finance income comprises interest received or receivable on funds invested, dividend income, foreign exchange gains, losses on currency hedging instruments offsetting currency gains, gains on hedging instruments that are not part of a hedge accounting relationship, gains on financial assets classified as trading as well as any gains from hedge ineffectiveness (refer accounting policy Z).

Interest income is recognized as it accrues (taking into account the effective yield on the asset) unless collectability is in doubt. Dividend income is recognized in the income statement on the date that the dividend is declared.

Notes to the consolidated financial statements—(Continued)

(Y) EXPENSES

FINANCE COSTS

Finance costs comprise interest payable on borrowings, calculated using the effective interest rate method, foreign exchange losses, gains on currency hedging instruments offsetting currency losses, results on interest rate hedging instruments, losses on hedging instruments that are not part of a hedge accounting relationship, losses on financial assets classified as trading, impairment losses on available-for-sale financial assets as well as any losses from hedge ineffectiveness (refer accounting policy Z).

All interest costs incurred in connection with borrowings or financial transactions are expensed as incurred as part of finance costs. Any difference between the initial amount and the maturity amount of interest bearing loans and borrowings, such as transaction costs and fair value adjustments, are being recognized in the income statement (in accretion expense) over the expected life of the instrument on an effective interest rate basis (refer accounting policy U). The interest expense component of finance lease payments is also recognized in the income statement using the effective interest rate method.

As from 1 January 2009 and in line with Revised IAS 23 Borrowing Costs, AB InBev changed its accounting policy and capitalizes borrowing cost directly attributable to the acquisition, construction or production of qualifying assets as part of the cost of such assets. AB InBev applies the revised IAS 23 to qualifying assets for which capitalization of borrowing cost commences on or after the effective date of the standard.

RESEARCH AND DEVELOPMENT, ADVERTISING AND PROMOTIONAL COSTS AND SYSTEMS DEVELOPMENT COSTS

Research, advertising and promotional costs are expensed in the year in which these costs are incurred. Development costs and systems development costs are expensed in the year in which these costs are incurred if they do not meet the criteria for capitalization (refer accounting policy G).

PURCHASING, RECEIVING AND WAREHOUSING COSTS

Purchasing and receiving costs are included in the cost of sales, as well as the costs of storing and moving raw materials and packaging materials. The costs of storing finished products at the brewery as well as costs incurred for subsequent storage in distribution centers are included within distribution expenses.

(Z) DERIVATIVE FINANCIAL INSTRUMENTS

AB InBev uses derivative financial instruments to mitigate the transactional impact of foreign currencies, interest rates and commodity prices on the company’s performance. AB InBev’s financial risk management policy prohibits the use of derivative financial instruments for trading purposes and the company does therefore not hold or issue any such instruments for such purposes. Derivative financial instruments that are economic hedges but that do not meet the strict IAS 39 Financial Instruments: Recognition and Measurement hedge accounting rules, however, are accounted for as financial assets or liabilities at fair value through profit or loss.

Derivative financial instruments are recognized initially at fair value. Fair value is the amount for which the asset could be exchanged or the liability settled, between knowledgeable, willing parties in an arm’s length transaction. The fair value of derivative financial instruments is either the quoted market price or is calculated using pricing models taking into account current market rates. These pricing models also take into account the current creditworthiness of the counterparties.

Subsequent to initial recognition, derivative financial instruments are re-measured to their fair value at balance sheet date. Depending on whether cash flow or net investment hedge accounting is applied or not, any gain or loss is either recognized directly in other comprehensive income or in the income statement.

Cash flow, fair value or net investment hedge accounting is applied to all hedges that qualify for hedge accounting when the required hedge documentation is in place and when the hedge relation is determined to be effective.

CASH FLOW HEDGE ACCOUNTING

When a derivative financial instrument hedges the variability in cash flows of a recognized asset or liability, the foreign currency risk of a firm commitment or a highly probable forecasted transaction, the effective part of any resulting gain or loss on the derivative financial instrument is recognized directly in other comprehensive income (hedging reserves). When the firm commitment in foreign currency or the forecasted transaction results in the recognition of a non financial asset or a non financial liability, the cumulative gain or loss is removed from other comprehensive income and included in the initial measurement of the asset or liability. When the hedge relates to financial assets or liabilities, the cumulative gain or loss on the hedging instrument is reclassified from other comprehensive income into the income statement in the same period during which the hedged risk affects the income statement (e.g. when the variable interest expense is recognized). The ineffective part of any gain or loss is recognized immediately in the income statement.

When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative gain or loss (at that point) remains in equity and is reclassified in accordance with the above policy when the hedged transaction occurs If the hedged transaction is no longer probable, the cumulative gain or loss recognized in other comprehensive income is reclassified into the income statement immediately.

FAIR VALUE HEDGE ACCOUNTING

When a derivative financial instrument hedges the variability in fair value of a recognized asset or liability, any resulting gain or loss on the hedging instrument is recognized in the income statement. The hedged item is also stated at fair value in respect of the risk being hedged, with any gain or loss being recognized in the income statement.

NET INVESTMENT HEDGE ACCOUNTING

When a foreign currency liability hedges a net investment in a foreign operation, exchange differences arising on the translation of the liability to the functional currency are recognized directly in other comprehensive income (translation reserves).

Notes to the consolidated financial statements—(Continued)

When a derivative financial instrument hedges a net investment in a foreign operation, the portion of the gain or the loss on the hedging instrument that is determined to be an effective hedge is recognized directly in other comprehensive income (translation reserves), while the ineffective portion is reported in the income statement.

Investments in equity instruments or derivatives linked to and to be settled by delivery of an equity instrument are stated at cost when such equity instrument does not have a quoted market price in an active market and for which other methods of reasonably estimating fair value are clearly inappropriate or unworkable.

(AA) SEGMENT REPORTING

Operating segments are components of the company’s business activities about which separate financial information is available that is evaluated regularly by management.

AB InBev’s operating segment reporting format is geographical because the company’s risks and rates of return are affected predominantly by the fact that AB InBev operates in different geographical areas. The company’s management structure and internal reporting system to the board of directors is set up accordingly. A geographical segment is a distinguishable component of the company that is engaged in providing products or services within a particular economic environment, which is subject to risks and returns that are different from those of other segments. In accordance with IFRS 8 Operating segments AB InBev’s reportable geographical segments were determined as North America, Latin America North, Latin America South, Western Europe, Central and Eastern Europe, Asia Pacific and Global Export and Holding Companies. The company’s assets are predominantly located in the same geographical areas as its customers.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated assets comprise interest bearing loans granted, investment securities, deferred tax assets, income taxes receivable, cash and cash equivalent and derivative assets. Unallocated liabilities comprise equity and non-controlling interest, interest bearing loans, deferred tax liabilities, bank overdrafts, income taxes payable and derivative liabilities.

Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

(BB) EXCEPTIONAL ITEMS

Exceptional items are those that in management’s judgment need to be disclosed by virtue of their size or incidence. Such items are disclosed on the face of the consolidated income statement or separately disclosed in the notes to the financial statements. Transactions which may give rise to exceptional items are principally restructuring activities, impairments, and gains or losses on disposal of investments.

(CC) DISCONTINUED OPERATIONS AND NON-CURRENT ASSETS HELD FOR SALE

A discontinued operation is a component of the company that either has been disposed of or is classified as held for sale and represents a separate major line of business or geographical area of operations and is part of a single co-coordinated plan to dispose of or is a subsidiary acquired exclusively with a view to resale.

AB InBev classifies a non-current asset (or disposal group) as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use if all of the conditions of IFRS 5 are met. A disposal group is defined as a group of assets to be disposed of, by sale or otherwise, together as a group in a single transaction, and liabilities directly associated with those assets that will be transferred. Immediately before classification as held for sale, the company measures the carrying amount of the asset (or all the assets and liabilities in the disposal group) in accordance with applicable IFRS. Then, on initial classification as held for sale, non-current assets and disposal groups are recognized at the lower of carrying amount and fair value less costs to sell. Impairment losses on initial classification as held for sale are included in profit or loss. The same applies to gains and losses on subsequent re-measurement. Non-current assets classified as held for sale are no longer depreciated or amortized.

(DD) RECENTLY ISSUED IFRS

To the extent that new IFRS requirements are expected to be applicable in the future, they have been summarized hereafter. For the year ended 31 December 2009, they have not been applied in preparing these consolidated financial statements.

Revised IFRS 3 Business Combinations (2008)

Revised IFRS 3 Business Combinations (2008) incorporates the following changes that are likely to be relevant to AB InBev’s operations:

•	The definition of a business has been broadened, which is likely to result in more acquisitions being treated as business combinations;

•	Contingent consideration will be measured at fair value, with subsequent changes therein recognized in profit or loss;

•	Transaction costs, other than share and debt issue costs, will be expensed as incurred;

•	Any pre-existing interest in the acquiree will be measured at fair value with the gain or loss recognized in profit or loss;

•

Any non-controlling (minority) interest will be measured at either fair value, or at its proportionate interest in the identifiable assets and liabilities of the acquiree, on a transaction-by-transaction basis.

Revised IFRS 3, which becomes mandatory for AB InBev’s 2010 consolidated financial statements, will be applied prospectively and therefore there will be no impact on prior periods in AB InBev’s 2010 consolidated financial statements.

Notes to the consolidated financial statements—(Continued)

Amended IAS 27 Consolidated and Separate Financial Statements (2008)

Amended IAS 27 Consolidated and Separate Financial Statements (2008) requires accounting for changes in ownership interests by AB InBev in a subsidiary, while maintaining control, to be recognized as an equity transaction. When AB InBev loses control of a subsidiary, any interest retained in the former subsidiary will be measured at fair value with the gain or loss recognized in profit or loss. The amendments to IAS 27, which become mandatory for AB InBev’s 2010 consolidated financial statements, are not expected to have a material impact on AB InBev’s consolidated financial statements.

IFRIC 17 Distributions of Non-cash Assets to Owners

IFRIC 17 Distributions of Non-cash Assets to Owners addresses the treatment of distributions in kind to shareholders. A liability has to be recognized when the dividend has been appropriately authorized and is no longer at the discretion of the entity, to be measured at the fair value of the non-cash assets to be distributed. Outside the scope of IFRIC 17 are distributions in which the assets being distributed are ultimately controlled by the same party or parties before and after the distribution (common control transactions). IFRIC 17, which becomes mandatory for AB InBev’s 2010 consolidated financial statements, with prospective application, is not expected to have a material impact on AB InBev’s consolidated financial statements.

IFRIC 18 Transfers of Assets from Customers

IFRIC 18 Transfers of Assets from Customers addresses the accounting by access providers for property, plant and equipment contributed to them by customers. Recognition of the assets depends on who controls them. When the asset is recognized by the access provider, it is measured at fair value upon initial recognition. The timing of the recognition of the corresponding revenue depends on the facts and circumstances. IFRIC 18, which becomes mandatory for AB InBev’s 2010 consolidated financial statements, with prospective application, is not expected to have a material impact on AB InBev’s consolidated financial statements.

Amendment to IAS 39 Financial Instruments: Recognition and Measurement – Eligible Hedged Items

Amendment to IAS 39 Financial Instruments: Recognition and Measurement – Eligible Hedged Items provides additional guidance concerning specific positions that qualify for hedging (“eligible hedged items”). The amendment to IAS 39, which becomes mandatory for AB InBev’s 2010 consolidated financial statements, with retrospective application, is not expected to have a material impact on AB InBev’s consolidated financial statements.

Improvements to IFRSs (2009)

Improvements to IFRSs (2009) is a collection of minor improvements to existing standards. This collection, which becomes mandatory for AB InBev’s 2010 consolidated financial statements, is not expected to have a material impact on AB InBev’s consolidated financial statements.

Amendment to IAS 32 Financial Instruments: Presentation – Classification of Rights Issues

Amendment to IAS 32 Financial Instruments: Presentation – Classification of Rights Issues allows rights, options or warrants to acquire a fixed number of the entity’s own equity instruments for a fixed amount of any currency to be classified as equity instruments provided the entity offers the rights, options or warrants pro rata to all of its existing owners of the same class of its own non-derivative equity instruments. The amendment to IAS 32, which becomes mandatory for AB InBev’s 2010 consolidated financial statements, is not expected to have a material impact on AB InBev’s consolidated financial statements.

IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments

IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments provides guidance on the accounting for debt for equity swaps. IFRIC 19, which becomes mandatory for AB InBev’s 2010 consolidated financial statements, is not expected to have a material impact on AB InBev’s consolidated financial statements.

Revised IAS 24 Related Party Disclosures (2009)

Revised IAS 24 Related Party Disclosures amends the definition of a related party and modifies certain related party disclosure requirements for government-related entities. Revised IAS 24, will become mandatory for AB InBev’s 2010 consolidated financial statements, AB InBev does not expect a material impact on its consolidated financial statements.

Amendments to IFRIC 14 IAS 19 The limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

Amendments to IFRIC 14 IAS 19 The limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction removes unintended consequences arising from the treatment of prepayments where there is a minimum funding requirement. These amendments result in prepayments of contributions in certain circumstances being recognized as an asset rather than an expense. Amendments to IFRIC 14 IAS 19 which becomes mandatory for AB InBev’s 2010 consolidated financial statements, is not expected to have a material impact on AB InBev’s consolidated financial statements.

IFRS 9 Financial Instruments

IFRS 9 Financial Instruments is the first standard issued as part of a wider project to replace IAS 39. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The guidance in IAS 39 on impairment of financial assets and hedge accounting continues to apply.

Prior periods need not be restated if an entity adopts the standard for reporting periods beginning before 1 January 2012. IFRS 9, which becomes mandatory for AB InBev’s 2013 consolidated financial statements, is not expected to have a material impact on AB InBev’s consolidated financial statements.

Notes to the consolidated financial statements—(Continued)

4. USE OF ESTIMATES AND JUDGMENTS

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Although each of its significant accounting policies reflects judgments, assessments or estimates, AB InBev believes that the following accounting policies reflect the most critical judgments, estimates and assumptions that are important to its business operations and the understanding of its results: business combinations, intangible assets, goodwill, impairment, provisions, share-based payments, employee benefits and accounting for current and deferred tax.

The fair values of acquired identifiable intangibles are based on an assessment of future cash flows. Impairment analyses of goodwill and indefinite-lived intangible assets are performed annually and whenever a triggering event has occurred, in order to determine whether the carrying value exceeds the recoverable amount. These calculations are based on estimates of future cash flows.

The company uses its judgment to select a variety of methods including the discounted cash flow method and option valuation models and make assumptions about the fair value of financial instruments that are mainly based on market conditions existing at each balance sheet date.

Actuarial assumptions are established to anticipate future events and are used in calculating pension and other postretirement benefit expense and liability. These factors include assumptions with respect to interest rates, expected investment returns on plan assets, rates of increase in health care costs, rates of future compensation increases, turnover rates, and life expectancy.

Judgments made by management in the application of IFRS that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are further discussed in the relevant notes hereafter.

Notes to the consolidated financial statements—(Continued)

5. SEGMENT REPORTING

Segment information is presented by geographical segments, consistent with the information that is available and evaluated regularly by the chief operating decision maker. AB InBev operates its business through seven zones. Regional and operating company management is responsible for managing performance, underlying risks, and effectiveness of operations. Internally, AB InBev management uses performance indicators such as normalized profit from operations (normalized EBIT) and normalized EBITDA as measures of segment performance and to make decisions regarding allocation of resources. These measures are reconciled to segment profit in the tables presented (figures may not add up due to rounding).

Million US dollar, except volume (million hls) and full time equivalents (FTE in units)	North America			Latin America North			Latin America South			Western Europe
	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007
Volume	135	27	13	110	102	101	33	34	31	33	34	36

Revenue	15 486	3 753	2 139	7 649	7 664	6 707	1 899	1 855	1 372	4 312	4 754	4 725

Cost of goods sold	(7 525)	(1 586)	(672)	(2 487)	(2 634)	(2 274)	(735)	(782)	(581)	(1 962)	(2 232)	(2 210)
Distribution expenses	(792)	(499)	(376)	(781)	(916)	(756)	(166)	(145)	(112)	(457)	(592)	(551)
Sales and marketing expenses	(1 694)	(430)	(282)	(1 016)	(837)	(672)	(182)	(191)	(161)	(798)	(943)	(914)
Administrative expenses	(636)	(155)	(114)	(551)	(418)	(352)	(73)	(72)	(60)	(389)	(345)	(321)
Other operating income/(expenses)	54	(4)	4	243	208	166	(12)	11	(15)	(107)	(144)	(96)
Normalized profit from operations (EBIT)	4 894	1 079	699	3 056	3 067	2 819	731	676	443	599	498	633

Exceptional items (refer note 8)	62	(220)	19	109	(27)	21	(7)	(4)	(3)	(56)	(275)	475
Profit from operations (EBIT)	4 956	859	718	3 165	3 040	2 840	724	672	440	543	223	1 108

Net finance cost	(567)	(97)	(66)	(353)	(590)	(505)	(92)	(43)	(26)	(299)	(504)	(393)
Share of result of associates	514	57	—	—	—	—	—	1	2	(1)	—	(1)
Profit before tax	4 903	819	652	2 811	2 450	2 335	632	630	416	244	(281)	714

Income tax expense	(1 519)	(151)	(172)	(521)	(303)	(267)	(184)	(189)	(124)	(73)	130	(118)

Profit	3 384	668	480	2 290	2 147	2 068	448	441	292	171	(151)	596

Normalized EBITDA	5 868	1 308	816	3 492	3 540	3 171	875	808	554	983	948	1 054
Exceptional items	62	(220)	3	109	(27)	19	(7)	(4)	(3)	(56)	(275)	436
Exceptional impairment	—	—	—	—	—	—	—	—	—	—	—	—
Depreciation, amortization and impairment	(974)	(229)	(101)	(437)	(473)	(350)	(144)	(132)	(111)	(384)	(450)	(382)
Net finance costs	(567)	(97)	(66)	(353)	(590)	(505)	(92)	(43)	(26)	(299)	(504)	(393)
Share of results of associates	514	57	—	—	—	—	—	1	2	(1)	—	(1)
Income tax expense	(1 519)	(151)	(172)	(521)	(303)	(267)	(184)	(189)	(124)	(73)	130	(118)

Profit	3 384	668	480	2 290	2 147	2 068	448	441	292	171	(151)	596

Normalized EBITDA margin in %	37.9%	34.9%	38.1%	45.7%	46.2%	47.3%	46.1%	43.6%	40.4%	22.8%	19.9%	22.3%

Segment assets	72 222	69 633	3 343	16 221	12 052	14 808	3 766	3 841	3 515	5 889	6 169	6 775
Intersegment elimination
Non-segmented assets

Total assets

Segment liabilities	5 250	6 075	1 088	3 819	2 470	3 147	785	763	558	3 067	2 577	2 773
Intersegment elimination
Non-segmented liabilities

Total liabilities

Gross capex	342	318	101	499	615	502	155	285	181	246	537	502
Additions to/(reversals of) provisions	(24)	157	1	53	88	41	3	6	16	59	142	31
FTE	19 597	21 871	5 662	28 460	28 517	25 998	7 780	7 554	7 290	7 551	8 965	11 481

Notes to the consolidated financial statements—(Continued)

Million US dollar, except volume (million hls) and full time equivalents (FTE in units)	Central and Eastern Europe			Asia Pacific			Global export and holding companies			Consolidated
	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007
Volume	40	46	49	53	37	36	5	5	5	409	285	271

Revenue	2 492	3 267	3 006	1 985	1 494	1 359	2 936	720	427	36 758	23 507	19 735

Cost of goods sold	(1 194)	(1 693)	(1 385)	(1 052)	(812)	(677)	(2 243)	(597)	(319)	(17 198)	(10 336)	(8 118)
Distribution expenses	(241)	(410)	(399)	(142)	(99)	(93)	(93)	(64)	(56)	(2 671)	(2 725)	(2 343)
Sales and marketing expenses	(485)	(660)	(536)	(542)	(333)	(283)	(275)	(116)	(71)	(4 992)	(3 510)	(2 919)
Administrative expenses	(171)	(176)	(179)	(142)	(101)	(83)	(349)	(211)	(245)	(2 310)	(1 478)	(1 354)
Other operating income/(expenses)	(121)	(132)	(94)	36	26	—	568	475	395	661	440	360
Normalized profit from operations (EBIT)	281	196	413	144	175	223	543	207	131	10 248	5 898	5 361

Exceptional items (refer note 8)	(1)	(10)	(21)	(47)	(22)	4	1 261	—	16	1 321	(558)	511
Profit from operations (EBIT)	279	186	392	96	153	227	1 805	207	147	11 569	5 340	5 872

Net finance cost	(37)	(97)	(60)	(10)	(9)	(5)	(3 061)	(260)	237	(4 419)	(1 600)	(818)
Share of result of associates	—	1	—	—	—	—	—	1	—	513	60	1
Profit before tax	243	90	332	86	144	222	(1 256)	(52)	384	7 663	3 800	5 055

Income tax expense	(48)	(42)	(85)	(76)	(72)	(52)	636	(47)	(70)	(1 786)	(674)	(888)

Profit	195	48	247	10	72	170	(620)	(99)	314	5 877	3 126	4 167

Normalized EBITDA	599	571	711	349	341	360	870	295	160	13 037	7 811	6 826
Exceptional items	(1)	(11)	(22)	(47)	(22)	4	1 290	—	17	1 350	(560)	454
Exceptional impairment	—	1	—	—	—	—	(29)	—	—	(29)	1	—
Depreciation, amortization and impairment	(319)	(374)	(297)	(206)	(166)	(137)	(326)	(88)	(30)	(2 789)	(1 912)	(1 408)
Net finance costs	(37)	(97)	(60)	(10)	(9)	(5)	(3 061)	(260)	237	(4 419)	(1 600)	(818)
Share of results of associates	—	1	—	—	—	—	—	1	—	513	60	1
Income tax expense	(48)	(42)	(85)	(76)	(72)	(52)	636	(47)	(70)	(1 786)	(674)	(888)

Profit	195	48	247	10	72	170	(620)	(99)	314	5 877	3 126	4 167

Normalized EBITDA margin in %	24.1%	17.5%	23.7%	17.6%	22.8%	26.5%	—	—	37.5%	35.5%	33.2%	34.6%

Segment assets	2 484	3 804	4 502	3 549	5 344	3 922	4 189	8 210	2 204	108 320	109 053	39 069
Intersegment elimination										(2 089)	(1 308)	(983)
Non-segmented assets										6 294	5 415	4 161

Total assets										112 525	113 160	42 247

Segment liabilities	418	722	779	1 143	1 108	764	3 134	1 389	841	17 616	15 104	9 950
Intersegment elimination										(2 089)	(1 308)	(983)
Non-segmented liabilities										96 998	99 364	33 280

Total liabilities										112 525	113 160	42 247

Gross capex	175	503	568	224	282	216	67	79	79	1 708	2 619	2 149
Additions to/(reversals of) provisions	—	19	19	47	22	1	69	33	19	207	467	141
FTE	10 588	16 054	13 509	40 859	41 588	24 056	1 654	12 050	694	116 489	136 599	88 690

Notes to the consolidated financial statements—(Continued)

Net revenue from the beer business amounted to 32 228m US dollar (2008: 21 533m US dollar, 2007: 18 103 US dollar) while the net revenue from the non-beer business (soft drinks and other business) accounted for 4 530m US dollar (2008: 1 974m US dollar, 2007: 1 632 US dollar).

Net revenue from external customers attributable to AB InBev’s country of domicile (Belgium) and non-current assets located in the country of domicile represent 1 015m US dollar and 1 557m US dollar, respectively.

6. ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES

The table below summarizes the impact of acquisitions on the Statement of financial position of AB InBev for 31 December 2009 and 2008:

Million US dollar	2009 Total Acquisitions	2008 Total Acquisitions (Adjusted)	2008 Total Acquisitions (Reported)
Non-current assets
Property, plant and equipment	15	11 140	11 143
Intangible assets	13	21 839	21 875
Investment in associates	(12)	7 078	7 075
Trade and other receivables	—	177	196

Current assets
Income tax receivable	—	320	320
Inventories	4	1 195	1 230
Trade and other receivables	4	1 254	1 264
Cash and cash equivalents	6	494	494
Assets held for sale	—	21	21

Non-controlling interest	—	(48)	(48)

Non-current liabilities
Interest-bearing loans and borrowings	(2)	(6 288)	(6 274)
Employee benefits	(1)	(1 694)	(1 720)
Trade and other payables	—	(75)	—
Provisions	(1)	(146)	(146)
Deferred tax liabilities	(1)	(12 331)	(11 838)

Current liabilities
Income tax payable	(2)	—	—
Trade and other payables	(5)	(3 199)	(3 167)

Net identifiable assets and liabilities	18	19 737	20 425

Goodwill on acquisition	17	33 008	32 320
Net cash paid on prior year acquisitions	579	—	—
Part of consideration to be paid in subsequent years	—	(625)	(625)

Consideration paid satisfied in cash	614	52 120	52 120

Cash acquired	(6)	(494)	(494)

Net cash outflow	608	51 626	51 626

ACQUISITION OF ANHEUSER-BUSCH

On 18 November 2008, InBev completed the combination with Anheuser-Busch, following approval from shareholders of both companies. Anheuser-Busch’s results are included within the company’s results from 18 November 2008. The combination created the global leader in beer and one of the world’s top five consumer products companies. Effective from the date of the closing, InBev has changed its name to AB InBev to reflect the heritage and traditions of Anheuser-Busch.

Under the terms of the merger agreement, all shares of Anheuser-Busch were acquired for 70 US dollar per share in cash for an aggregate amount of approximately 52.5 billion US dollar. AB InBev financed the merger with funds drawn under the new senior and equity bridge facilities (see Note 24 Interest bearing loans and borrowings). On 18 December 2008 the 9.8 billion US dollar equity bridge facility was reimbursed with the proceeds of the issuance of 986 109 272 new AB InBev shares (8.71 billion US dollar). In line with the company’s risk management policy, AB InBev has matched sources (share issuance in euro) and uses of proceeds (reimbursement of 9.8 billion US dollar equity bridge facility) by pre-hedging its exposure to the foreign exchange rate between the euro and the US dollar at an average all-in-rate of 1.5409 US dollar per euro.

Transaction costs for the acquisition and costs related to entering into the financing arrangements approximated 1.2 billion US dollar in total, of which: 0.3 billion US dollar are allocated to goodwill, 0.1 billion US dollar relates to the capital increase, 0.1 billion US dollar relates to the senior and equity bridge facilities commitment fees and equity bridge facility arrangement fees and are reported in the 2008 income statement and 0.7 billion US dollar relates to the senior facility arrangement fees and are taken in the income statement as an accretion expense over the remaining life time of the financing using the effective interest rate method.

Furthermore, as per the terms set in the merger agreement, AB InBev has assumed some 2008 pre-merger obligations. These obligations were estimated at 66m US dollar of which 10m US dollar are accrued in the opening balance sheet and were settled in cash and of which 56m US dollar were settled in AB InBev options. The option grant was approved by the AB InBev shareholders at the shareholders’ meeting of 28 April 2009.

Notes to the consolidated financial statements—(Continued)

As of 31 December 2008, the company was in the process of finalizing the allocation of the purchase price to the individual assets acquired and liabilities assumed in compliance with IFRS 3. The provisional allocation of the purchase price included in the 2008 balance sheet was based on the best estimates at that time of AB InBev’s management with input from independent third parties.

In 2009, the company completed the purchase price allocation in compliance with IFRS 3. IFRS 3 requires the acquirer to retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date. The following table summarizes the final purchase price allocation of the Anheuser-Busch business with adjustments being retrospectively applied as of 18 November 2008:

Million US dollar	Provisional Allocation (Reported)	Adjustments	Final Purchase Price Allocation (Adjusted)
Non-current assets
Property, plant and equipment	11 143	(3)	11 140
Intangible assets	21 867	(36)	21 831
Investment in associates	7 075	3	7 078
Trade and other receivables	196	(19)	177

Current assets
Income tax receivable	320	—	320
Inventories	1 230	(35)	1 195
Trade and other receivables	1 264	(10)	1 254
Cash and cash equivalent	494	—	494
Assets held for sale	21	—	21

Non-controlling interest	(48)	—	(48)

Non-current liabilities
Interest-bearing loans and borrowings	(6 274)	(14)	(6 288)
Employee benefits	(1 720)	26	(1 694)
Trade and other payables	—	(75)	(75)
Provisions	(146)	—	(146)
Deferred tax liabilities	(11 838)	(493)	(12 331)

Current liabilities
Trade and other payables	(3 167)	(32)	(3 199)

Net identified assets and liabilities	20 417	(688)	19 729

Goodwill on acquisition	32 235	688	32 923

Consideration paid in cash	52 652	—	52 652

Given the nature of the adjustments, the impact to the consolidated income statement as of 31 December 2008 is immaterial.

The transaction resulted in 32.9 billion US dollar of goodwill allocated primarily to the US business. The factors that contributed to the recognition of goodwill include the acquisition of an assembled workforce and the premiums paid for cost synergies expected to be achieved in Anheuser-Busch. Management’s assessment of the future economic benefits supporting the recognition of this goodwill is in part based on expected savings through the implementation of AB InBev best practices such as, among others, a zero based budgeting program and initiatives that are expected to bring greater efficiency and standardization to brewing operations, generate cost savings and maximize purchasing power. Goodwill also arises due to the recognition of deferred tax liabilities in relation to the fair value adjustments on acquired intangible assets for which the amortization does not qualify as a tax deductible expense.

The valuation of the property, plant and equipment, intangible assets, investment in associates, interest bearing loans and borrowings and employee benefits and other assets and liabilities are based on the current best estimates of AB InBev’s management, with input from third parties.

The majority of the intangible asset valuation relates to brands with indefinite life. The valuation of the brands with indefinite life is based on a series of factors, including the brand history, the operating plan and the countries in which the brands are sold. The brands with indefinite life include the Budweiser family (including Bud and Bud Light), the Michelob brand family, the Busch brand family and the Natural brand family and have been fair valued for a total amount of 21.4 billion US dollar. Distribution agreements and favorable contracts have been fair valued for a total amount of 439m US dollar. These are being amortized over the term of the associated contracts ranging from 3 to 18 years.

During 2009, the deferred tax liability related to the acquisition was reviewed and AB InBev determined that the tax rate to be used for most of the fair value adjustments to be 38.9% based on its analysis of federal and state income tax rates that were applicable at the time of acquisition. Furthermore, AB InBev also recognized additional deferred tax liabilities related to its investments in associates, including Modelo, in the amount of 484m US dollar.

Cash consideration paid in connection with the acquisition of the AB businesses amounted to 52.7 billion US dollar of which 52.1 billion US dollar has been paid in 2008 and 0.6 billion US dollar has been paid in 2009.

2009 ACQUISITIONS

In March 2009, the company acquired Corporación Boliviana de Bebidas for a total cash consideration of 27m US dollar. Costs directly attributable to the acquisition were less than 1m US dollar. Goodwill recognized on this transaction amounted to 9m US dollar.

Notes to the consolidated financial statements—(Continued)

The company also acquired local distributors. As these distributors are immediately integrated in the AB InBev operations, no separate reporting is maintained on their contributions to the AB InBev profit. Goodwill recognized on these transactions amounted to 8m US dollar.

Net cash paid from prior year acquisitions of 579m US dollar mainly reflects the settlement of outstanding consideration payable to former Anheuser-Busch shareholders who had not yet claimed the proceeds as of 31 December 2008, as well as the settlement of transaction costs related to the Anheuser-Busch acquisition.

2008 ACQUISITIONS

The following acquisition transactions took place in 2008:

•

The company acquired several local distributors throughout the world. As these distributors are immediately integrated in the AB InBev operations, no separate reporting is maintained on their contributions to the AB InBev profit. Goodwill recognized on these transactions amounted to 85m US dollar. Other identified intangible assets were not significant.

•

In January 2008, AmBev reached an agreement for the purchase of the Cintra brands. The finalization of the purchase accounting for the 2007 business combination with Cintra resulted in the recognition of intangible assets for an amount of 8m US dollar. In May 2008, the Cintra brands were sold.

2009 DISPOSALS

The table below summarizes the impact of disposals on the Statement of financial position of AB InBev for 31 December:

Million US dollar	2009 Oriental Brewery	2009 Busch Entertainment	2009 Central Europe	2009 Other disposals	2009 Total disposals	2008 Total disposals

Non-current assets
Property, plant and equipment	—	(1 889)	(595)	—	(2 484)	(3)
Goodwill	—	—	(166)	—	(166)	—
Intangible assets	—	(470)	(39)	(1)	(510)	(1)
Investment securities	—	—	(1)	—	(1)	—
Deferred tax assets	—	—	(5)	—	(5)	—
Trade and other receivables	—	(3)	(15)	(1)	(19)	—

Current assets
Income tax receivable	—	—	(3)	—	(3)	—
Inventories	—	(33)	(75)	(1)	(109)	(1)
Trade and other receivables	—	(82)	(138)	3	(217)	(3)
Cash and cash equivalents	(75)	—	(334)	(7)	(416)	—
Assets held for sale	(1 396)	—	—	(58)	(1 454)	—

Non-current liabilities
Interest-bearing loans and borrowings	—	—	1	—	1	—
Trade and other payables	—	—	5	—	5	—
Provisions	—	—	4	—	4	—
Deferred tax liabilities	—	—	8	—	8	—

Current liabilities
Bank overdrafts	43	—	13	—	56	—
Interest-bearing loans and borrowings	—	—	—	4	4	—
Income tax payable	—	—	21	—	21	—
Trade and other payables	—	195	190	1	386	3
Provisions	—	—	5	—	5	—
Liabilities held for sale	159	—	—	60	219	—

Net identifiable assets and liabilities	(1 269)	(2 282)	(1124)	0	(4 675)	(5)

Loss/(gain) on disposal	(428)	—	(1 088)	(1)	(1 517)	4
Net cash received from last years’ disposal	—	—	—	—	—	(46)

Consideration received, satisfied in cash	(1 697)	(2 282)	(2 212)	(1)	(6 192)	(47)

Cash disposed of	32	—	322	7	361	—
Cash to be received	225	—	374	—	599	—

Net cash inflow	(1 440)	(2 282)	(1 516)	6	(5 232)	(47)

On 24 July 2009, AB InBev announced that it completed the sale of Oriental Brewery to Kohlberg Kravis Roberts & Co. L.P. for 1.8 billion US dollar of which 1.5 billion US dollar was cash and 0.3 billion US dollar was received as an unsecured deferred payment. As a result of the sale, AB InBev recorded a capital gain of approximately 428m US dollar.

On 1 December, AB InBev completed the sale of its indirect wholly owned subsidiary of Busch Entertainment Corporation, to an entity established by Blackstone Capital Partners V L.P. for up to 2.7 billion US dollar. The purchase price was comprised of a cash payment of 2.3 billion US dollar and a right to participate in Blackstone Capital Partners’ return on initial investment, which is capped at 400m US dollar. There was no capital gain recorded on this transaction as the selling price equaled the net carrying value at the date of disposal.

On 2 December, the company completed the sale of the Central European operations to CVC Capital Partners for an enterprise value of 2.2 billion US dollar, of which 1.6 billion US dollar was cash, 448m US dollar was received as a unsecured deferred payment obligation with a six-year maturity and 165m US dollar represents the value to non-controlling interest. The company also received additional rights to a future payments estimated up to 800m US dollar contingent on CVC’s return on initial investments. As a result of the sale, AB InBev recorded a capital gain of approximately 1.1 billion US dollar.

Notes to the consolidated financial statements—(Continued)

Other 2009 Disposals

The sale of the company’s integrated distribution network in France (CafeIn) during 2008 was closed by February 2009. The impact of the selling price is reflected in the changes in assets and liabilities above. There was no capital gain recorded on this transaction as the selling price equaled the net carrying value at date of disposal.

The company also disposed of local distributors during the year. Such disposals were not material individually or in the aggregate. The impact on assets and liabilities of these disposals are reflected in the above table.

2008 DISPOSALS

The 47m US dollar cash inflow from disposals results from the sale of two wholesalers in Western Europe and from the partial collection of the remaining receivable from the sale of Immobrew in 2007.

7. OTHER OPERATING INCOME/(EXPENSES)

Million US dollar	2009	2008	2007
Government grants	155	142	130
License income	84	40	44
Net (additions to)/reversals of provisions	159	—	34
Net gain on disposal of property, plant and equipment and intangible assets	123	87	55
Net rental and other operating income	140	171	97

	661	440	360

Research expenses as incurred	159	75	27

The government grants relate primarily to fiscal incentives given by certain Brazilian states based on the company’s operations and investments in those states.

The 2009 net (additions to)/reversals of provisions contains a curtailment gain of 164m US dollar, following the amendment of post-retirement healthcare in the US.

In 2009, the company expensed 159m US dollar in research, compared to 75m US dollar in 2008, and 27m US dollar in 2007. Part of this was expensed in the area of market research, but the majority is related to innovation in the areas of process optimization especially as it pertains to capacity, new product developments and packaging initiatives.

8. EXCEPTIONAL ITEMS

IAS 1 Presentation of financial statements requires material items of income and expense to be disclosed separately. Exceptional items are items, which in management’s judgment, need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information. The company considers these items to be of significance in nature, and accordingly, management has excluded these from their segment measure of performance as noted in Note 5 Segment Reporting.

The exceptional items included in the income statement are as follows:

Million US dollar	2009	2008	2007
Restructuring (including impairment losses)	(153)	(457)	(59)
Fair value adjustments	(67)	(43)	—
Business and asset disposal (including impairment losses)	1 541	(38)	537
Disputes	—	(20)	33

Impact on profit from operations	1 321	(558)	511

The 2009 restructuring charges of (153)m US dollar primarily relate to the Anheuser-Busch integration, organizational alignments and outsourcing activities in the global headquarters, Western Europe and Asia Pacific. These changes aim to eliminate overlap or duplicated processes and activities across functions and zones. These one time expenses as a result of the series of decisions will provide the company with a lower cost base besides a stronger focus on AB InBev’s core activities, quicker decision-making and improvements to efficiency, service and quality.

IFRS fair value adjustments, recognized in 2009 for a total of (67)m US dollar, relates to the exceptional employee benefit expenses in accordance with IFRS 2, following the change in vesting conditions on certain shared based payment plans.

2009 business and asset disposals resulted in a exceptional income of 1 541m US dollar mainly representing the sale of assets of InBev USA LLC (also doing business under the name Labatt USA) to an affiliate of KPS Capital Partners, L.P. (54m US dollar), the sale of the Korean subsidiary Oriental Brewery to an affiliate of Kohlberg Kravis Roberts & Co. L.P. (428m US dollar) and the sale of the Central European operations to CVC Capital Partners (1 088m US dollar), next to other costs linked to divestitures.

The 2008 exceptional restructuring charges include 182m US dollar costs which mainly result of organizational alignments and outsourcing of activities in Western Europe, the global headquarters and Asia Pacific, next to a 195m US dollar provision in relation to the integration of Anheuser-Busch. The 2008 restructuring charges also include an impairment loss of 80m US dollar related to the restructuring of AB InBev’s integrated distribution network (“CafeIn”) in France.

Notes to the consolidated financial statements—(Continued)

IFRS fair value adjustments, recognized in 2008 for a total of (43)m US dollar, related to the exceptional impact of revaluing the inventories of Anheuser-Busch in line with IFRS.

Business and asset disposals in 2008 resulted in a net loss of 38m US dollar and was partly related to losses recognized in connection with the above mentioned reorganization in France (10m US dollar). Next to that, additional losses related to business and asset disposals of previous years were booked in 2008.

Profit from operations as at 31 December 2008 was negatively affected by provisions for disputes of 20m US dollar.

The 2007 exceptional restructuring charges of 59m US dollar consist of 115m US dollar organizational alignments in Western Europe, Central and Eastern Europe and the global headquarters and to the further implementation of our European shared service center for transactional services. These changes aim to eliminate overlap or duplicated processes and activities across functions and zones taking into account the right match of employee profiles with the new organizational requirements. The outcome should be a stronger focus on InBev’s core activities, quicker decision-making and improvements to efficiency, service and quality. This charge was partly offset by a reversal of an impairment loss of 56m US dollar, based on a change in the recoverable amount of the respective assets.

The sale of Immobrew to Cofinimmo and the disposal of some dormant companies and assets held for sale resulted in a gain before taxes of 537m US dollar as at December 2007.

Further, profit from operations as at 31 December 2007 was positively affected by a net reversal of provisions for disputes of 33m US dollar.

All the above amounts are before income taxes. The 2009 exceptional items as at 31 December decreased income taxes by 29m US dollar, the exceptional items as at 31 December 2008 decreased income taxes by 145m US dollar and increased income taxes by 48m US dollar in 2007.

The non-controlling interest on the exceptional items amounts to (35)m US dollar in 2009 versus 16m US dollar in 2008 and (6)m US dollar in 2007.

The company also incurred exceptional finance cost of 629m US dollar in 2009 and 187m US dollar in 2008 (nil in 2007). See note 11 Finance cost and income.

9. PAYROLL AND RELATED BENEFITS

Million US dollar	2009	2008[1]	2007
Wages and salaries	(3 835)	(2 445)	(1 958)
Social security contributions	(587)	(480)	(438)
Other personnel cost	(805)	(390)	(321)
Pension expense for defined benefit plans	1	(119)	(85)
Share-based payment expense	(208)	(62)	(72)
Contributions to defined contribution plans	(43)	(17)	(7)

	(5 477)	(3 513)	(2 881)

Year end number of full time equivalents (FTE)	116 489	136 599	88 690

The year end number of full time equivalents can be split as follows:

	2009	2008[1]	2007
AB InBev NV (parent company)	261	346	375
Other subsidiaries	114 260	134 416	86 441
Proportionally consolidated entities	1 968	1 837	1 874

	116 489	136 599	86 690

Note 5 Segment reporting contains the split of the FTE by geographical segment.

[1]	Reclassified to conform to the 2009 presentation.

Notes to the consolidated financial statements—(Continued)

10. ADDITIONAL INFORMATION ON OPERATING EXPENSES BY NATURE

Depreciation, amortization and impairment charges are included in the following line items of the 2009 income statement:

Million US dollar	Depreciation and impairment of property, plant and equipment	Amortization and impairment of intangible assets	Impairment of goodwill	Impairment of non-current assets held for sale
Cost of sales	1 996	16	—	—
Distribution expenses	111	—	—	—
Sales and marketing expenses	256	63	—	—
Administrative expenses	145	187	—	—
Other operating expenses	15	—	—	—
Exceptional items	23	6	—	—

	2 546	272	—	—

The depreciation, amortization and impairment of property, plant and equipment includes a full-cost reallocation of 7m US dollar from the aggregate depreciation, amortization and impairment expense to cost of goods sold.

Depreciation, amortization and impairment charges were included in the following line items of the 2008 income statement:

Million US dollar	Depreciation and impairment of property, plant and equipment	Amortization and impairment of intangible assets	Impairment of goodwill	Impairment of non-current assets held for sale
Cost of sales	1 221	3	—	—
Distribution expenses	124	—	—	—
Sales and marketing expenses	288	67	—	—
Administrative expenses	114	89	—	—
Other operating expenses	—	—	7	—
Exceptional items	(1)	—	—	—

	1 746	159	7	—

The depreciation, amortization and impairment of property, plant and equipment includes a full-cost reallocation of (7)m US dollar from the aggregate depreciation, amortization and impairment expense to cost of goods sold.

Depreciation, amortization and impairment charges are included in the following line items of the 2007 income statement:

Million US dollar	Depreciation and impairment of property, plant and equipment	Amortization and impairment of intangible assets	Impairment of goodwill	Impairment of non-current assets held for sale
Cost of sales	951	10	—	—
Distribution expenses	66	—	—	—
Sales and marketing expenses	239	59	—	—
Administrative expenses	89	50	—	—
Other operating (income)/expenses	—	—	—	—
Exceptional items	(27)	—	—	(29)

	1 318	119	—	(29)

11. FINANCE COST AND INCOME

RECOGNIZED IN PROFIT OR LOSS

FINANCE COSTS

Million US dollar	2009	2008	2007
Interest expense	(3 522)	(1 317)	(751)
Capitalization of borrowing costs	4	—	—
Accretion expense	(381)	(127)	(49)
Losses on hedging instruments that are not part of a hedge accounting relationship	(200)	(36)	(27)
Losses from hedge ineffectiveness	(46)	(30)	(8)
Taxes on financial transactions	(25)	(39)	(66)
Net foreign exchange losses	—	(96)	(27)
Other financial costs, including bank fees	(121)	(56)	(47)

	(4 291)	(1 701)	(975)
Exceptional finance costs	(629)	(187)	—

	(4 920)	(1 888)	(975)

2009 finance costs increased by 3 032m US dollar from prior year due to the acquisition of Anheuser-Busch in November 2008. As a result of this acquisition, AB InBev incurred additional interest expense of 2 205m US dollar and higher accretion expenses of 254m US dollar relating to existing loans of Anheuser-Busch and the financing of the acquisition (see also Note 6 Acquisition and disposal of subsidiaries).

Notes to the consolidated financial statements—(Continued)

Effective for 2009, the company adopted revised IAS 23 Borrowing Costs which requires the capitalization of interest expense directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Capitalization of borrowing costs amounted to 4m US dollar.

2009 losses on hedging instruments that are not qualified for hedge accounting increased by 164m US dollar compared to 2008 mainly due to the unfavorable interest rate differential on foreign exchange forward contracts.

During the 4th quarter of 2009, AB InBev used the proceeds from the disposals to prepay part of the senior facilities that financed the acquisition of Anheuser-Busch. The prepayments resulted in the recognition of 629m US dollar exceptional finance cost comprised of 474m US dollar hedging losses as interest rate swaps hedging the re-paid parts of the facilities are no longer effective, 145m US dollar accelerated accretion expenses and 10m US dollar loss on hedges that are no longer effective due to the sale of the Central European operations to CVC Capital Partners.

The 2008 interest expense increased by 566m US dollar compared to 2007. 247m US dollar of this increase stems from the interest on the existing loans of Anheuser-Busch and the financing of the transaction since 18 November 2008. The remainder of the interest expense increase results from higher net debt positions in the parent companies and AmBev Brazil, mainly as a result of dividend payments and share buy back programs.

The 2008 increase in the accretion expense by 78m US dollar as compared to 2007 results from the amortization of the arrangement fees paid on the senior facilities and the amortization of the fair value adjustment on the Anheuser-Busch debt (see also note 6 – Acquisition and disposal of subsidiaries). The increase of the other financial costs is mainly explained by unrealized foreign exchange losses, mainly on outstanding US dollar denominated assets.

In connection with the combination with Anheuser-Busch, the company recognized exceptional financial costs of 187m US dollar in 2008. This costs comprised 119m US dollar relating to the commitment fees for the syndicated senior loan and equity bridge facilities and the underwriting and arrangement fees for the equity bridge facility. In addition, a 68m US dollar loss was recognized for ineffectiveness of the hedging on the Anheuser-Busch financing prior to the closing of the acquisition.

Interest expense is presented net of the effect of interest rate derivative instruments hedging AB InBev’s interest rate risk – see also Note 29 Risks arising from financial instruments.

Interest expense recognized on unhedged and hedged financial liabilities and the net interest expense from the related hedging derivative instruments is split as follows:

Million US dollar	2009	2008	2007
Financial liabilities measured at amortized cost – not hedged	(1 780)	(794)	(338)
Fair value hedges – hedged items	(216)	(121)	(141)
Fair value hedges – hedging instruments	(36)	(141)	(93)
Cash flow hedges – hedged items	(577)	(155)	(183)
Cash flow hedges – hedging instruments (reclassified from equity)	(580)	53	46
Net investment hedges - hedging instruments (interest component)	(54)	(44)	—
Hedged items not part of a hedge accounting relationship – economic hedges	—	(102)	(11)
Hedging instruments not part of a hedge accounting relationship – economic hedges	(279)	(13)	(31)

	(3 522)	(1 317)	(751)

Interest expense recognized on fair value hedged debt and hedging instruments mainly relates to the hedging of the 750m pounds sterling bond and the 550m US dollar portion of the private placement of debt at AB InBev maturing in 2017, the 500m US dollar AmBev bond maturing in 2011, the 500m US dollar AmBev bond maturing in 2013 and the 300m Brazilian real bond maturing 2017.

Interest expense in relation to cash flow hedges is mainly related to the hedging of the senior facilities and the euro syndicated facility. Interest expense on net investment hedges is related to the 500m euro hedge of the net investment in AmBev Brazil.

The increase of the interest expense on the hedging instrument not part of a hedge accounting relationship is mainly explained by the pre-hedge of the 9.5 billion US dollar issuance of bonds related to the Anheuser-Busch acquisition and interest on hedging instruments as part of the senior facility that are no longer in a hedge relationship given the repayment of that part of the facility in 2009.

FINANCE INCOME

Million US dollar	2009	2008	2007
Interest income	151	124	74
Dividend income, non-consolidated companies	1	1	1
Gains on hedging instruments that are not part of a hedge accounting relationship	154	126	30
Gains on non-derivative financial instruments at fair value through profit or loss	—	1	3
Net foreign exchange gains	160	—	—
Other financial income	35	36	49

	501	288	157

The 2009 increase in interest income is explained by higher cash and cash equivalent positions in AmBev Brazil and in the parent companies.

Notes to the consolidated financial statements—(Continued)

Net foreign exchange gains increased to 160m US dollar resulting from hedging activities on bond proceeds that were issued during 2009 and unrealized foreign exchange gains on monetary items.

The 2008 increase in interest income over 2007 is explained by higher cash and cash equivalent positions in AmBev Brazil and in the parent companies.

The 2008 increase in gains on hedging instruments not part of a hedge accounting relationship by 96m US dollar as compared to 2007 is mainly explained by the positive market gains on the freestanding cross currency swaps in Korea and Russia.

The interest income stems from the following financial assets:

Million US dollar	2009	2008	2007
Cash and cash equivalents	101	73	34
Investment securities held for trading	22	23	21
Loans to customers	11	13	14
Other loans and receivables	17	15	5

	151	124	74

No interest income was recognized on impaired financial assets.

Foreign exchange gains and losses are presented net of the effect of foreign exchange derivative instruments designated for hedge accounting.

The split between results from foreign currency hedged items and results on the related hedging instruments can be summarized per type of hedging relationship as follows:

Million US dollar	2009	2008	2007
Fair value hedges – hedged items	358	(370)	300
Fair value hedges – hedging instruments	(358)	370	(300)
Cash flow hedges – hedged items	(78)	16	(4)
Cash flow hedges – hedging instruments (reclassified from equity)	78	(16)	4
Hedged items not part of a hedge accounting relationship– economic hedges	—	(6)	38
Hedging instruments not part of a hedge accounting relationship– economic hedges	—	6	(38)

	—	—	—

Foreign exchange results from fair value hedges mainly relate to the US dollar private placement and pound sterling bond in the parent companies and to the AmBev 2011 and 2013 bonds. The results with regard to cash flow hedges primarily relate to the hedge of a Brazilian real loan in Canada. The decreased foreign exchange result on the cash flow hedges is explained by the strengthening of the Brazilian real in 2009.

RECOGNIZED DIRECTLY IN COMPREHENSIVE INCOME

Million US dollar	2009	2008	2007
Hedging reserve
Recognized in comprehensive income during the year on cash flow hedges	729	(2 311)	(70)
Removed from comprehensive income and included in profit or loss	478	(22)	(3)
Removed from comprehensive income and included in the initial cost of inventories	(37)	25	96

	1 170	(2 308)	23
Translation reserve
Recognized in comprehensive income during the year on net investment hedges	1 776	(1 761)	23
Foreign currency translation differences for foreign operations	692	(2 451)	2 032

	2 468	(4 212)	2 055

The hedging reserve recognized in comprehensive income on cash flow hedges, net of tax in 2009 is mainly related to the fair value revaluation of aluminum hedging contracts and interest rate swaps entered into in 2008 to cover for the interest rate risk on the Anheuser-Busch acquisition financing, see also Note 29 Risks arising from financial instruments. The movement of the foreign exchange translation adjustment of 2 468m US dollar is the effect of the strengthening of mainly the closing rates of the Brazilian real, the Mexican peso, the Canadian dollar, the euro, the pound sterling and the Chinese yuan.

Notes to the consolidated financial statements—(Continued)

12. INCOME TAXES

Income taxes recognized in the income statement can be detailed as follows:

Million US dollar	2009	2008	2007
Current tax expense
Current year	(1 436)	(1 035)	(799)
(Underprovided)/overprovided in prior years	17	(8)	(18)

	(1 419)	(1 043)	(817)

Deferred tax (expense)/income
Overprovided in previous years	—	7	—
Origination and reversal of temporary differences	(168)	217	(12)
Utilization of deferred tax assets on prior years’ losses	(251)	(27)	(104)
Origination of deferred tax assets on current year’s losses	10	152	1
Origination of deferred tax assets on previous year’s losses	42	20	44

	(367)	369	(71)

Total income tax expense in the income statement	(1 786)	(674)	(888)

The reconciliation of the effective tax rate with the aggregated weighted nominal tax rate can be summarized as follows:
Million US dollar	2009	2008	2007
Profit before tax	7 663	3 800	5 055
Deduct share of result of associates	513	60	1

Profit before tax and before share of result of associates	7 150	3 740	5 054

Adjustments on taxable basis
Non-deductible impairment of goodwill and intangible assets	—	6	—
Expenses not deductible for tax purposes	2 770	225	174
Taxable intercompany dividends	9	46	301
Non-taxable financial and other income	(1 332)	(641)	(547)

	8 597	3 376	4 982
Aggregated weighted nominal tax rate	31.7%	31.2%	32.1%
Tax at aggregated weighted nominal tax rate	(2 721)	(1 054)	(1 599)

Adjustments on tax expense
Utilization of tax losses not previously recognized	—	24	34
Recognition of deferred tax assets on previous years’ tax losses	104	19	44
Write-down of deferred tax assets on tax losses and current year losses for which no deferred tax asset is recognized	(193)	(77)	(38)
(Underprovided)/overprovided in prior years	17	(8)	(18)
Tax savings from tax credits	677	450	633
Tax savings from special tax status	507	166	134
Change in tax rate	(1)	(1)	19
Withholding taxes	(100)	(87)	(88)
Other tax adjustments	(76)	(106)	(9)

	(1 786)	(674)	(888)

Effective tax rate	25.0%	18.0%	17.6%
The total income tax expense amounts to 1 786m US dollar with an effective tax rate of 25.0% (versus 18.0% in 2008 and 17.6% in 2007). The increase in the effective tax rate in 2009 compared to 2008 was primarily due to the acquisition of Anheuser-Busch, which has a nominal tax rate of 40%. The effective tax rate was favorably impacted by non-taxable and low taxable gains on disposals during the year (see also Note 6 Acquisition and dispositions of subsidiaries and Note 8 Exceptional items). Expenses not deductible for tax purposes mainly relates to a non-taxable inter-company loss that for purposes of this reconciliation has no net impact on AB InBev’s tax expense as there is a compensating offset from tax savings from special tax status. The company continues to benefit at the AmBev level from the impact of interest on equity payments and tax deductible goodwill from the merger between InBev Holding Brazil and AmBev in July 2005 and the acquisition of Quinsa in August 2006.

Income taxes were directly recognized in comprehensive income as follows:

Million US dollar	2009	2008	2007
Income tax (losses)/gains
Actuarial gains and losses on pensions	(104)	260	(33)
Cash flow hedges	(6)	(10)	(15)
Net investment hedges	(29)	—	—

Notes to the consolidated financial statements—(Continued)

13. PROPERTY, PLANT AND EQUIPMENT

	2009
Million US dollar	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total
Acquisition cost
Balance at end of previous year as reported	9 025	17 122	3 547	1 201	30 895
Adjustments	—	(3)	—	—	(3)
Balance at end of previous year as adjusted	9 025	17 119	3 547	1 201	30 892
Effect of movements in foreign exchange	424	1 302	281	62	2 069
Acquisitions	35	379	138	988	1 540
Acquisitions through business combinations	10	4	1	—	15
Disposals	(107)	(429)	(349)	—	(885)
Disposals through the sale of subsidiaries	(1 613)	(1 357)	(297)	(119)	(3 386)
Transfer to other asset categories	39	358	(278)	(1 382)	(1 263)
Other movements	42	243	17	6	308

Balance at end of year	7 855	17 619	3 060	756	29 290

Depreciation and impairment losses
Balance at end of previous year	(1 852)	(7 254)	(2 115)	—	(11 221)
Effect of movements in foreign exchange	(193)	(819)	(191)	—	(1 203)
Disposals	56	384	321	23	784
Disposals through the sale of subsidiaries	201	534	167	—	902
Depreciation	(396)	(1 657)	(358)	—	(2 411)
Impairment losses	—	(102)	(3)	(23)	(128)
Transfer to other asset categories	112	530	41	—	683
Other movements	(41)	(198)	4	—	(235)

Balance at end of year	(2 113)	(8 582)	(2 134)	—	(12 829)

Carrying amount at 31 December 2008 as reported	7 173	9 868	1 432	1 201	19 674
at 31 December 2008 as adjusted	7 173	9 865	1 432	1 201	19 671
at 31 December 2009	5 742	9 037	926	756	16 461

	2008
Million US dollar	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total
Acquisition cost
Balance at end of previous year	4 662	12 850	3 328	990	21 830
Effect of movements in foreign exchange	(768)	(2 113)	(501)	(139)	(3 521)
Acquisitions	73	660	304	1 343	2 380
Acquisitions through business combinations	4 887	5 265	590	401	11 143
Disposals	(69)	(360)	(226)	(1)	(656)
Disposals through the sale of subsidiaries	—	—	(3)	—	(3)
Transfer to other asset categories	239	809	45	(1 394)	(301)
Other movements	1	11	10	1	23

Balance at end of year	9 025	17 122	3 547	1 201	30 895

Depreciation and impairment losses
Balance at end of previous year	(1 992)	(7 731)	(2 348)	—	(12 071)
Effect of movements in foreign exchange	303	1 259	334	—	1 896
Disposals	32	301	196	—	529
Disposals through the sale of subsidiaries	—	—	—	—	—
Depreciation	(222)	(1 075)	(380)	—	(1 677)
Impairment losses	(1)	(73)	(2)	—	(76)
Transfer to other asset categories	27	85	91	—	203
Other movements	1	(20)	(6)	—	(25)

Balance at end of year	(1 852)	(7 254)	(2 115)	—	(11 221)

Carrying amount at 31 December 2007	2 670	5 119	980	990	9 759
at 31 December 2008 as reported	7 173	9 868	1 432	1 201	19 674

The transfer to other asset categories mainly relates to the separate presentation in the balance sheet of property, plant and equipment held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations.

The carrying amount of property, plant and equipment subject to restrictions on title at 31 December 2009 amounts to 164m US dollar.

LEASED ASSETS

The company leases land and buildings as well as equipment under a number of finance lease agreements. The carrying amount of leased land and buildings was 98m US dollar (2008: 125m US dollar, 2007: 9m US dollar) and leased plant and equipment was 14m US dollar (2008: 17m US dollar, 2007: 25m US dollar). For an overview of the operating lease agreements, please refer to Note 30 Operating leases.

Notes to the consolidated financial statements—(Continued)

14. GOODWILL

Million US dollar	2009	2008
Acquisition cost
Balance at end of previous year as reported	49 563	20 365
Adjustments	688	—
Balance at end of previous year as adjusted	50 251	20 365
Effect of movements in foreign exchange	2 988	(3 823)
Acquisitions through business combinations	17	32 320
Purchases of non-controlling interest	145	708
Disposals	(304)	—
Disposals through the sale of subsidiaries	(166)	—
Transfer to other asset categories	(799)	—
Other movements	—	(7)

Balance at end of year	52 132	49 563

Impairment losses
Balance at end of previous year	(7)	—
Impairment losses	—	(7)

Balance at end of year	(7)	(7)

Carrying amount at 31 December 2008 as reported	49 556	49 556
at 31 December 2008 as adjusted	50 244	—
at 31 December 2009	52 125	—

On 18 November 2008, InBev completed the combination with Anheuser-Busch. As of 31 December 2008, the company was in the process of finalizing the allocation of the purchase price to the individual assets acquired and liabilities assumed in compliance with IFRS 3. In 2009, the company has completed the purchase price allocation in compliance with IFRS 3, resulting in additional goodwill recognition of 688m US dollar. Refer Note 6 Acquisitions and disposal of subsidiaries for more information on the final purchase price allocation of the Anheuser-Busch business with adjustments being retrospectively applied as of 18 November 2008.

The business combinations that took place in 2009 are the acquisition of several local businesses throughout the world – see Note 6 Acquisitions and disposals of subsidiaries. These transactions resulted in recognition of goodwill of 17m US dollar.

As a result of the asset and business disposals completed in 2009, goodwill was derecognized for a total amount of 1 269m US dollar (including disposals, disposals through the sale of subsidiaries and transfer to other assets categories), mainly represented by the sale of the Korean subsidiary Oriental Brewery to an affiliate of Kohlberg Kravis Roberts & Co. L.P. (799m US dollar), the sale of the Central European operations to CVC Capital Partners (166m US dollar), the sale of four metal can lid manufacturing plants from AB InBev’s US metal packaging subsidiary, Metal Container Corporation, to Ball Corporation (156m US dollar) and the sale of Tennent’s Lager brand and associated trading assets in Scotland, Northern Ireland and the Republic of Ireland to C&C Group plc (148m US dollar).

Further, increase of goodwill by 145m US dollar stems from the purchase of non-controlling interest, mainly including the buy out of the businesses in Dominican Republic and Peru. In addition, under the exchange of share-ownership program, a number of Ambev shareholders who are part of the senior management of AB InBev exchanged AmBev shares for AB InBev shares which increased AB InBev’s economic interest percentage in AmBev to 61.87%. As the related subsidiaries were already fully consolidated, the purchases did not impact AB InBev’s profit, but reduced non-controlling interest and thus impacted the profit attributable to equity holders of AB InBev.

The business combinations that took place during 2008 reflect primarily the acquisition of Anheuser-Busch resulting in the provisional recognition of goodwill of 32 235m US dollar. The other business combinations that took place during 2008 are the acquisition of several local distributors throughout the world resulting in recognition of goodwill of 85m US dollar.

As a result of a share buyback program of AmBev shares in 2008, AB InBev increased its interest percentage in AmBev from 61.01% to 61.75%. Other purchases of non-controlling interest relate to the buy out of AB InBev Shiliang (Zhejiang) Brewery and to the closing of AmBev’s tender offer for Quinsa shares resulting in an increase of AmBev’s economic interest in Quinsa to 99.83%. The increase of goodwill by 708m US dollar stems from these transactions for which the total cash consideration amounted to 853m US dollar. As the related subsidiaries were already fully consolidated, the purchases did not impact AB InBev’s profit, but reduced the non-controlling interest and thus impacted the profit attributable to equity holders of AB InBev. Ambev did not perform any share buybacks in 2009.

Notes to the consolidated financial statements—(Continued)

The carrying amount of goodwill was allocated to the different business unit levels as follows:

Million US dollar Business unit	2009	2008[1]
USA	32 617	32 574
Brazil	10 240	7 574
Canada	1 970	1 680
China	1 640	1 144
Hispanic Latin America	1 468	1 411
Germany	1 250	1 208
Russia/Ukraine	1 104	1 131
Global export	763	738
UK/Ireland	611	692
France/Italy/Spain/Cuba	383	371
Belgium/Luxemburg/Netherlands	79	75
South Korea	—	799
Romania/Montenegro/Serbia	—	159

	52 125	49 556

In the fourth quarter of 2009, AB InBev completed its annual impairment test for goodwill and concluded, based on the assumptions described below, that no impairment charge was warranted. The company cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the asset values reported. AB InBev believes that all of its estimates are reasonable: they are consistent with the internal reporting and reflect management’s best estimates. However, inherent uncertainties exist that management may not be able to control. While a change in the estimates used could have a material impact on the calculation of the fair values and trigger an impairment charge, the company is not aware of any reasonably possible change in a key assumption used that would cause a business unit’s carrying amount to exceed its recoverable amount.

Goodwill, which accounted for approximately 46% of AB InBev’s total assets as at 31 December 2009, impairment testing relies on a number of critical judgments, estimates and assumptions. Goodwill is tested for impairment at the business unit level (that is, one level below the segments) based on a fair-value-less-cost-to-sell approach using a discounted free cash flow approach based on current acquisition valuation models. The key judgments, estimates and assumptions used in the fair-value-less-cost-to-sell calculations are as follows:

•	The first year of the model is based on management’s best estimate of the free cash flow outlook for the current year;

•

In the second to fourth years of the model, free cash flows are based on AB InBev’s strategic plan as approved by key management. AB InBev’s strategic plan is prepared per country and is based on external sources in respect of macro-economic assumptions, industry, inflation and foreign exchange rates, past experience and identified initiatives in terms of market share, revenue, variable and fixed cost, capital expenditure and working capital assumptions;

•

For the subsequent six years of the model, data from the strategic plan is extrapolated using simplified assumptions such as constant volumes and variable cost per hectoliter and fixed cost linked to inflation, as obtained from external sources;

•	Cash flows after the first ten-year period are extrapolated using expected annual long-term consumer price indices, based on external sources, in order to calculate the terminal value;

•

Projections are made in the functional currency of the business unit and discounted at the unit’s weighted average cost of capital The latter ranged primarily between 6.0% and 21.2% in US dollar nominal terms for goodwill impairment testing conducted for 2009;

•	Cost to sell is assumed to reach 2% of the entity value based on historical precedents.

The above calculations are corroborated by valuation multiples, quoted share prices for publicly-traded subsidiaries or other available fair value indicators.

Although AB InBev believes that its judgments, assumptions and estimates are appropriate, actual results may differ from these estimates under different assumptions or conditions.

[1]	Reclassified to conform to the 2009 presentation.

Notes to the consolidated financial statements—(Continued)

15. INTANGIBLE ASSETS

	2009
Million US dollar	Brands	Supply and distribution rights	Software	Other	Total
Acquisition cost
Balance at end of previous year as reported	22 267	1 226	720	153	24 366
Adjustments	(146)	110	—	—	(36)
Balance at end of previous year as adjusted	22 121	1 336	720	153	24 330
Effect of movements in foreign exchange	(4)	22	56	1	75
Acquisitions through business combinations	1	12	—	—	13
Acquisitions and expenditures	—	105	54	9	168
Disposals through the sale of subsidiaries	(462)	(71)	(34)	(16)	(583)
Disposals	(1)	(19)	(14)	(10)	(44)
Transfer to other asset categories	—	64	20	24	108
Other movements	—	—	—	—	—

Balance at end of year	21 655	1 449	802	161	24 067

Amortization and impairment losses
Balance at end of previous year	—	(360)	(301)	(32)	(693)
Effect of movements in foreign exchange	—	(7)	(39)	(1)	(47)
Amortization	—	(96)	(155)	(15)	(266)
Disposals through the sale of subsidiaries	—	48	23	2	73
Disposals	—	14	13	7	34
Impairment losses	—	—	(6)	—	(6)
Transfer to other asset categories	—	1	—	2	3
Other movements	—	—	—	—	—

Balance at end of year	—	(400)	(465)	(37)	(902)

Carrying value at 31 December 2008 as reported	22 267	866	419	121	23 673
at 31 December 2008 as adjusted	22 121	976	419	121	23 637
at 31 December 2009	21 655	1 049	337	124	23 165

	2008
Million US dollar	Brands	Supply and Distribution Rights	Software	Other	Total

Acquisition cost
Balance at end of previous year	1 104	841	442	98	2 485
Effect of movements in foreign exchange	(36)	(77)	(71)	—	(184)
Acquisitions through business combinations	21 199	483	160	33	21 875
Acquisitions and expenditures	—	67	132	39	238
Disposals	—	(49)	(3)	(16)	(68)
Transfer to other asset categories	—	(15)	59	(18)	26
Other movements	—	(24)	1	17	(6)

Balance at end of year	22 267	1 226	720	153	24 366

Amortization and impairment losses
Balance at end of previous year	—	(359)	(254)	(32)	(645)
Effect of movements in foreign exchange	—	23	42	1	66
Amortization	—	(64)	(89)	(6)	(159)
Disposals	—	17	1	4	22
Transfer to other asset categories	—	14	—	—	14
Other movements	—	9	(1)	1	9

Balance at end of year	—	(360)	(301)	(32)	(693)

Carrying value at 31 December 2007	1 104	482	188	66	1840
at 31 December 2008	22 267	866	419	121	23 673

AB InBev is the owner of some of the world’s most valuable brands in the beer industry. As a result, certain brands and distribution rights are expected to generate positive cash flows for as long as the company owns the brands and distribution rights. Given AB InBev’s more than 600-year history, certain brands and their distribution rights have been assigned indefinite lives.

In April 2009, the company acquired the Budweiser distribution rights in Paraguay for an amount of 24m US dollar. These rights have been assigned an indefinite useful life.

Intangible assets with indefinite useful lives are comprised primarily of brands and certain distribution rights that AB InBev buys back for its own products, and are tested for impairment during the fourth quarter of the year or whenever a triggering event has occurred. As of 31 December 2009, the carrying amount of the intangible assets amounted to 23 165m US dollar (31 December 2008: 23 673m US dollar, 31 December 2007: 1 840m US dollar) of which 22 265m US dollar was assigned an indefinite useful life (31 December 2008: 22 791m US dollar, 31 December 2007: 1 334m US dollar) and 900m US dollar a finite life (31 December 2008: 882m US dollar, 31 December 2007: 483m US dollar).

Notes to the consolidated financial statements—(Continued)

The carrying amount of intangible assets with indefinite useful lives was allocated to the different countries as follows:

Million US dollar Country	2009	2008
USA	21 036	21 592
Argentina	371	406
China	231	231
Paraguay	188	154
Bolivia	169	167
UK	109	97
Uruguay	51	42
Canada	38	33
Russia	27	28
Chile	25	19
Germany	20	22

	22 265	22 791

16. INVESTMENT IN ASSOCIATES

Million US dollar	2009	2008
Balance at end of previous year as reported	6 868	46
Adjustments	3	—
Balance at end of previous year as adjusted	6 871	46
Effect of movements in foreign exchange	324	(317)
Acquisitions through business combinations	—	7 075
Disposals	(927)	—
Share of results of associates	513	60
Dividends	(14)	—
Transfer to other asset categories	(23)	4

Balance at end of year	6 744	6 868

AB InBev holds a 35.12% direct interest in Grupo Modelo, Mexico’s largest brewer, and a 23.25% direct interest in Diblo S.A. de C.V., Grupo Modelo’s operating subsidiary, providing AB InBev with, directly and indirectly, a 50.2% interest in Modelo without however having voting or other control of either Grupo Modelo or Diblo. On a stand alone basis (100%) under IFRS, aggregate amounts of Modelo’s assets and liabilities for 2009 represented 16 166m US dollar (current assets 1 752m US dollar) and 2 968m US dollar (current liabilities 1 001m US dollar) respectively, while the 2009 net revenue amounted to 5 970m US dollar, the 2009 gross profit amounted to 2 512 US dollar and the 2009 profit amounted to 1 239m US dollar.

Disposals mainly comprise the divestiture, as part of AB-InBev’s deleveraging program, of the 27% stake in Tsingtao Brewery Company Limited for a consideration of 901m US dollar. There was no capital gain recorded on this transaction as the selling price equaled the net carrying value at the date of the disposal.

17. INVESTMENT SECURITIES

Million US dollar	2009	2008
Non-current investments
Investments in quoted companies – available for sale	7	1
Investments in unquoted companies – available for sale	144	112
Debt securities held-to-maturity	126	126

	277	239
Current investments
Financial assets at fair value through profit or loss – held for trading	30	270
Financial assets – available for sale	6	—
Debt securities – held to maturity	19	—

	55	270

AB InBev’s exposure to equity price risk is disclosed in Note 29 Risks arising from financial instruments. The equity securities available-for-sale consist mainly of investments in unquoted companies and are measured at cost as their fair value can not be reliably determined.

Notes to the consolidated financial statements—(Continued)

18. DEFERRED TAX ASSETS AND LIABILITIES

The amount of deferred tax assets and liabilities by type of temporary difference can be detailed as follows:

	2009
Million US dollar	Assets	Liabilities	Net
Property, plant and equipment	86	(4 394)	(4 308)
Intangible assets	208	(8 826)	(8 618)
Goodwill	126	(9)	117
Inventories	24	(321)	(297)
Investment securities	4	—	4
Investment in associates	3	(3 816)	(3 813)
Trade and other receivables	16	(407)	(391)
Interest-bearing loans and borrowings	3 466	(67)	3 399
Employee benefits	876	(16)	860
Provisions	295	(196)	99
Derivatives	266	—	266
Other items	825	(146)	679
Loss carry forwards	457	—	457

Gross deferred tax assets/(liabilities)	6 652	(18 198)	(11 546)

Netting by taxable entity	(5 703)	5 703	—

Net deferred tax assets/(liabilities)	949	(12 495)	(11 546)

	Assets		Liabilities		Net
Million US dollar	2008 Adjusted	2008	2008 Adjusted	2008	2008 Adjusted	2008
Property, plant and equipment	71	71	(4 484)	(4 484)	(4 413)	(4 413)
Intangible assets	150	150	(8 926)	(8 940)	(8 776)	(8 790)
Goodwill	117	117	(8)	(8)	109	109
Inventories	19	19	(296)	(296)	(277)	(277)
Investment securities	7	7		—	7	7
Investment in associates	—	—	(3 642)	(3 158)	(3 642)	(3 158)
Trade and other receivables	13	13	(412)	(412)	(399)	(399)
Interest-bearing loans and borrowings	3 513	3 513	(120)	(120)	3 393	3 393
Employee benefits	956	956	(13)	(13)	943	943
Provisions	277	277	(1)	(1)	276	276
Derivatives	193	193	(29)	(29)	164	164
Other items	622	622	(202)	(179)	432	443
Loss carry forwards	558	558	—	—	558	558

Gross deferred tax assets/(liabilities)	6 496	6 496	(18 133)	(17 640)	(11 625)	(11 144)

Netting by taxable entity	(5 564)	(5 564)	5 564	5 564	—	—

Net deferred tax assets/(liabilities)	932	932	(12 569)	(12 076)	(11 625)	(11 144)

As disclosed in Note 6 Acquisition and dispositions of subsidiaries, the final purchase price allocation adjustments of the

Anheuser-Busch acquisition have been applied retrospectively in accordance with IFRS 3. The 2008 deferred tax assets and liabilities have been appropriately adjusted to reflect the deferred tax impact of those purchase price allocation adjustments.

Net deferred tax assets and liabilities decreased slightly from prior year due to timing of temporary differences and the slight improvement of AB InBev’s deferred tax rate expected to be applied when the asset or liability is realized.

On 31 December 2009, deferred tax liability of 139m US dollar (2008: 39m US dollar) relating to investment in subsidiaries has not been recognized because management believes that this liability will not be incurred in the foreseeable future.

Tax losses carried forward and deductible temporary differences on which no deferred tax asset is recognized amount to 1 025m US dollar (2008: 1 439m US dollar). 641m US dollar of these tax losses do not have an expiration date, 99m US dollar, 93m US dollar and 114m US dollar expire within respectively 1, 2 and 3 years, while 80m US dollar has an expiration date of more than 3 years.

Deferred tax assets have not been recognized on these items because it is not probable that future taxable profits will be available against which the unused tax losses can be utilized and the company has no tax planning strategy currently in place to utilize these tax losses.

Notes to the consolidated financial statements—(Continued)

19. INVENTORIES

Million US dollar	2009	2008 Adjusted	2008
Prepayments	61	93	93
Raw materials and consumables	1 495	1 674	1 709
Work in progress	256	335	335
Finished goods	434	664	664
Goods purchased for resale	108	102	102

	2 354	2 868	2 903
Inventories other than work in progress
Inventories stated at net realizable value	1	8	8
Carrying amount of inventories subject to collateral	—	—	—

The cost of inventories recognized as an expense in 2009 amounted to 17 189m US dollar, included in cost of sales. Last year, this expense amounted to 10 336m US dollar (2007: 8 118m US dollar).

Impairment losses on inventories recognized in 2009 amount to 58m US dollar (2008: 13m US dollar, 2007: 8m US dollar).

20. TRADE AND OTHER RECEIVABLES

NON-CURRENT TRADE AND OTHER RECEIVABLES

Million US dollar	2009	2008 Adjusted	2008
Trade receivables	4	35	35
Cash deposits for guarantees	291	259	259
Loans to customers	125	196	196
Deferred collection on disposals	585	1	1
Tax receivable, other than income tax	137	98	98
Derivative financial instruments with positive fair values	680	484	484
Other receivables	119	242	261

	1 941	1 315	1 334

For the nature of cash deposits for guarantees see Note 31 Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other.

On 24 July 2009, AB InBev completed the sale of Oriental Brewery to Kohlberg Kravis Roberts & Co. L.P and on 2 December, AB InBev completed the sale of its Central European operations to CVC Capital Partners. These transactions include deferred considerations for a notional amount of 300m US dollar in the case of Oriental Brewery and 300m euro in the case the Central European operations respectively (see also Note 6 Acquisition and disposal of subsidiaries). These deferred considerations are reported for a fair value amount of 225m US dollar and 360m US dollar respectively by year end 2009 in non-current trade and other receivables.

CURRENT TRADE AND OTHER RECEIVABLES

Million US dollar	2009	2008 Adjusted	2008
Trade receivables	2 432	2 768	2 778
Interest receivable	46	21	21
Tax receivable, other than income tax	262	210	210
Derivative financial instruments with positive fair values	706	505	505
Loans to customers	42	82	82
Prepaid expenses	444	451	451
Accrued income	69	28	28
Other receivables	98	61	61

	4 099	4 126	4 136

Notes to the consolidated financial statements—(Continued)

The aging of the current trade receivables, interest receivable, other receivables and accrued income and of the current and non-current loans to customers can be detailed as follows for 2009 and, 2008 respectively:

	Net carrying amount as of December 31, 2009	Of which: neither impaired nor past due on the reporting date	Of which not impaired as of the reporting date and past due
			Past due less than 30 days	Past due between 30 and 59 days	Past due between 60 and 89 days	Past due between 90 and 179 days	Past due between 180 and 359 days	Past due more than 359 days
Trade receivables	2 432	2 377	11	10	8	17	3	6
Loans to customers	167	156	1	1	1	2	2	4
Interest receivable	46	46	—	—	—	—	—	—
Other receivables and accrued income	167	167	—	—	—	—	—	—

	2 812	2 746	12	11	9	19	5	10

	Net carrying amount as of December 31, 2008	Of which: neither impaired nor past due on the reporting date	Of which not impaired as of the reporting date and past due
			Past due less than 30 days	Past due between 30 and 59 days	Past due between 60 and 89 days	Past due between 90 and 179 days	Past due between 180 and 359 days	Past due more than 359 days
Trade receivables	2 778	2 494	113	29	50	11	78	3
Loans to customers	278	248	—	3	1	1	3	22
Interest receivable	21	18	—	—	—	—	—	3
Other receivables and accrued income	89	89	—	—	—	—	—	—

	3 166	2 849	113	32	51	12	81	28

In accordance with the IFRS 7 Financial Instruments: Disclosures the above analysis of the age of financial assets that are past due as at the reporting date but not impaired also includes the non-current part of loans to customers. Past due amounts were not impaired when collection is still considered likely, for instance because the amounts can be recovered from the tax authorities or AB InBev has sufficient collateral. Impairment losses on trade and other receivables recognized in 2009 amount to 86m US dollar.

AB InBev’s exposure to credit, currency and interest rate risks is disclosed in Note 29 Risks arising from financial instruments.

21. CASH AND CASH EQUIVALENTS

Million US dollar	2009	2008
Short term bank deposits	2 051	1 010
Cash and bank accounts	1 638	1 926

Cash and cash equivalents	3 689	2 936

Bank overdrafts	(28)	(765)

	3 661	2 171

As of 31 December 2009 cash and cash equivalents include restricted cash of 274m US dollar of which 46m US dollar reflects the outstanding consideration payable to former Anheuser-Busch shareholders whom did not yet claim the proceeds (the related payable is recognized as a deferred consideration on acquisitions – see also Note 28 Trade and other payables) and 228m US dollar relates to restricted cash held on escrow accounts following the disposal of the Central European subsidiaries.

22. ASSETS AND LIABILITIES HELD FOR SALE

	Assets		Liabilities
Million US dollar	2009	2008	2009	2008
Balance at the end of previous year	51	60	—	—
Effect of movements in foreign exchange	44	(11)	(6)	—
Disposal through the sale of subsidiaries	(1 454)	—	289	—
Disposals	(908)	(19)	37	—
Impairment loss	7	(80)	—	—
Transfers from other asset categories	2 326	101	(320)	—

Balance at end of year	66	51	—	—

Transfers from other asset categories for an amount of 2 326m US dollar and from other liability categories for an amount of 320m US dollar mainly result from the reclassification of the identifiable assets and liabilities of the Korean subsidiary, of four metal beverage can lid manufacturing plants from AB InBev’s US metal packaging subsidiary and of the Tennent’s Lager brand and associated trading assets in Scotland, Northern Ireland and the Republic or Ireland, in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.

Notes to the consolidated financial statements—(Continued)

The disposal through the sale of subsidiaries results from the sale of Oriental Brewery to Kohlberg Kravis Roberts & Co L.P. A capital gain of 428m US dollar was recognized on this sale.

Other disposals mainly reflect the sale of the Tennent’s business, with an immaterial effect on the income statement, and of the four metal beverage can lid manufacturing plants. There was no capital gain recorded on this sale as the selling price equaled the net allocated carrying value at the date of the disposal.

The total amount of other comprehensive income accumulated in equity relating to assets held for sale was immaterial as at 31 December 2009.

Assets held for sale at 31 December 2009 are presented in the following geographical segments: Latin America 35m US dollar, Western Europe 14m US dollar, and North America 17m US dollar. They mainly include land and buildings in Brazil, in Western Europe and in the US. The disposal of these assets is expected in 2010. No gain or loss with respect to these assets was recognized in 2009.

Assets held for sale at 31 December 2008 included 51m US dollar land and buildings, mainly in Brazil and in the US. These assets were sold in 2009.

23. CHANGES IN EQUITY AND EARNINGS PER SHARE

STATEMENT OF CAPITAL

The tables below summarize the changes in issued capital and treasury shares during the year:

2009

ISSUED CAPITAL	Million US dollar	Million shares
At the end of the previous year	1 730	1 602
Changes during the year	2	2

	1 732	1 604

TREASURY SHARES	Million US dollar	Million shares
At the end of the previous year	997	20.6
Changes during the year	(338)	(7.0)

	659	13.6

2008

ISSUED CAPITAL	Million US dollar	Million shares
At the end of the previous year	559	615
Changes during the year	1 171	987

	1 730	1 602

TREASURY SHARES	Million US dollar	Million shares
At the end of the previous year	703	9.2
Changes during the year	294	11.4

	997	20.6

As at 31 December 2009, the total issued capital of 1 732m US dollar is represented by 1 604 301 123 shares without par value, of which 408 851 644 registered shares, 5 325 452 bearer shares and 1 190 124 027 dematerialized shares. For a total amount of capital of 5m US dollar there are still 4 373 182 of subscription rights outstanding corresponding with a maximum of 4 373 182 shares to be issued. The total of authorized, unissued capital amounts to 51m US dollar (37m euro).

On 24 November 2008, AB InBev commenced an offering to existing shareholders of new AB InBev shares without nominal value, each with an AB InBev VVPR strip. The purpose of this share capital increase and offering of new AB InBev shares was to refinance part of the bridge facility agreement upon which AB InBev drew in order to finance part of the consideration paid to shareholders of Anheuser-Busch in connection with the acquisition. The offering was initially made to shareholders who were able to lawfully subscribe for new AB InBev shares pro rata to their shareholdings at a subscription price per new share of 6.45 euro. All AB InBev shareholders were granted one preference right per existing share held. The rights entitled the holders thereof to subscribe for new AB InBev shares at the subscription price at the ratio of 8 new AB InBev shares for 5 rights.

Holders of AB InBev shares being granted rights (or subsequent transferees of rights) were entitled to subscribe for new AB InBev shares at the subscription price and in accordance with the ratio described above from 25 November 2008 until 9 December 2008. As of 11 December 2008 approximately 99.58% of the total number of new AB InBev shares offered pursuant to the rights issue, were subscribed for at the subscription price. In addition, on 11 December 2008, in a separate transaction, 2 614 025 remaining preference rights that were not exercised during the subscription period were placed by a group of underwriters in an institutional offering in the form of scripts. As a result of the placement of the remaining preference rights, an additional 4 182 440 new AB InBev shares were subscribed for at the subscription price. The rights, the new shares and the scripts were all being offered pursuant to exemptions from registration under the securities act of 1933. Settlement of the rights issue occurred on 16 December 2008, with 986 109 272 new AB InBev shares issued in exchange for an aggregate consideration of 8.71b US dollar.

The new AB InBev shares are of the same class as the previously existing shares and started trading on the regulated market of Euronext Brussels on 16 December 2008. As of 16 December 2008, the total number of outstanding AB InBev shares was 1 602 427 569 and AB InBev increased its share capital by 1 171m US dollar.

Notes to the consolidated financial statements—(Continued)

As at 31 December 2008, the total issued capital of 1 730m US dollar is represented by 1 602 427 569 shares without par value, of which 24 428 160 registered shares, 14 165 542 bearer shares and 1 563 833 867 dematerialized shares. For a total amount of capital of 6m US dollar there are still 5 180 210 of subscription rights outstanding corresponding with a maximum of 5 180 210 shares to be issued. The total of authorized, unissued capital amounts to 17.8m US dollar.

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the company. In respect of the company’s shares that are held by AB InBev, rights are suspended.

REPORT ACCORDING TO ARTICLE 624 OF THE BELGIAN COMPANIES CODE – PURCHASE OF OWN SHARES

Using the powers granted during the Extraordinary Shareholders Meeting of 28 April 2009, the Board of directors has purchased 8 300 000 AB InBev shares from Brandbrew SA, its indirectly fully owned subsidiary, in order to improve the hedging of the company’s share option programs.

The purchase was executed in a private transaction on 12 November 2009, just after the announcement of the third quarter results of the company. The purchase price was equal to the closing price of the AB InBev share on 12 November 2009 and the total purchase price amounted to 375m US dollar (271m euro).

During the year 2009, Anheuser-Busch InBev proceeded with the following sale transactions:

•

2 114 421 shares were sold to members of the AmBev senior management who were transferred to Anheuser-Busch InBev. The sale occurred according to a share exchange program at a price reduced with 16.66 % compared to the market price, in order to encourage management mobility;

•	1 259 042 shares were granted to executives of the group according to the company’s executive remuneration policy;

•

540 504 shares were sold to members of the Anheuser-Busch senior management. The sale occurred according to the authorization of the annual shareholders meeting of 28 April 2009 at a price reduced with 16.66 % compared to the market price, provided these managers remain in service for a period of 5 years;

•

2 764 302 shares were granted to executives of the company in exchange for unvested options, in order to encourage management mobility, in particular for the benefit of executives moving to the United States. The shares are subject to a lock-up period until 31 December 2018;

•	Finally, 313 640 shares were sold, as a result of the exercise of options granted to employees of the group.

At the end of the period, the company still owned 13 575 382 own shares.

The par value of the shares is 0.77 euro. As a consequence, the shares that were repurchased during the year represent 8 861 729 US dollar (6 391 000 euro) of the subscribed capital, the shares that were sold during the year 2009 represent 7 465 108 US dollar (5 383 770 euro) of the subscribed capital and the shares that the company still owned at the end of 2009 represent 14 494 139 US dollar (10 453 044 euro) of the subscribed capital.

DIVIDENDS

On 3 March 2010, a dividend of 0.38 euro per share or, approximately 605m euro, was proposed by the board of directors. In accordance with IAS 10 Events after the balance sheet date, the dividend has not been recorded in the 2009 financial statements.

TRANSLATION RESERVES

The translation reserves comprise all foreign currency exchange differences arising from the translation of the financial statements of foreign operations. The translation reserves also comprise the portion of the gain or loss on the foreign currency liabilities and on the derivative financial instruments determined to be effective net investment hedges in conformity with the IAS 39 Financial Instruments: Recognition and Measurement hedge accounting rules.

HEDGING RESERVES

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent the hedged risk has not yet impacted profit or loss - see also Note 29 Risks arising from financial instruments.

TRANSFERS FROM SUBSIDIARIES

The amount of dividends payable to AB InBev by its operating subsidiaries is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. Capital transfer restrictions are also common in certain emerging market countries, and may affect AB InBev’s flexibility in implementing a capital structure it believes to be efficient. Dividends paid to AB InBev by certain of its subsidiaries are also subject to withholding taxes. Withholding tax, if applicable, generally does not exceed 10%.

EARNINGS PER SHARE

The calculation of basic earnings per share is based on the profit attributable to equity holders of AB InBev of 4 613m US dollar (2008: 1 927m US dollar, 2007: 3 005m US dollar) and a weighted average number of ordinary shares outstanding during the year, calculated as follows:

Million shares	2009	2008	2007[1]
Issued ordinary shares at 1 January, net of treasury shares	1 582	969	979
Effect of shares issued / share buy-back programs	2	30	(3)

Weighted average number of ordinary shares at 31 December	1 584	999	976

[1]

In accordance with IAS33, historical data per share have been adjusted by an adjustment ratio of 0.6252 (refer calculation under shareholders information) following the capital increase in December 2008.

Notes to the consolidated financial statements—(Continued)

The calculation of diluted earnings per share is based on the profit attributable to equity holders of AB InBev of 4 613m US dollar (2008: 1 927m US dollar, 2007: 3 005m US dollar) and a weighted average number of ordinary shares (diluted) outstanding during the year, calculated as follows:

Million shares	2009	2008	2007[1]
Weighted average number of ordinary shares at 31 December	1 584	999	976
Effect of share options and warrants	9	1	5

Weighted average number of ordinary shares (diluted) at 31 December	1 593	1 000	981

The calculation of earnings per share before exceptional items is based on the profit after tax and before exceptional items, attributable to equity holders of AB InBev. A reconciliation of profit before exceptional items, attributable to equity holders of AB InBev to profit attributable to equity holders of AB InBev is calculated as follows:

Million US dollar	2009	2008	2007[1]
Profit before exceptional items, attributable to equity holders of AB InBev	3 927	2 511	2 547
Exceptional items, after taxes, attributable to equity holders of AB InBev (refer Note 8)	1 288	(397)	458
Exceptional finance cost, after taxes, attributable to equity holders of AB InBev	(602)	(187)	—

Profit attributable to equity holders of AB InBev	4 613	1 927	3 005

The table below sets out the EPS calculation:

Million US dollar	2009	2008	2007[1]
Profit attributable to equity holders of AB InBev	4 613	1 927	3 005
Weighted average number of ordinary shares	1 584	999	976
Basic EPS	2.91	1.93	3.08

Profit before exceptional items, attributable to equity holders of AB InBev	3 927	2 511	2 547
Weighted average number of ordinary shares	1 584	999	976
EPS before exceptional items	2.48	2.51	2.61

Profit attributable to equity holders of AB InBev	4 613	1 927	3 005
Weighted average number of ordinary shares (diluted)	1 593	1 000	981
Diluted EPS	2.90	1.93	3.06

Profit before exceptional items, attributable to equity holders of AB InBev	3 927	2 511	2 547
Weighted average number of ordinary shares (diluted)	1 593	1 000	981
Diluted EPS before exceptional items	2.47	2.51	2.60

The average market value of the company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period that the options were outstanding. 22.9m share options were anti-dilutive and not included in the calculation of the dilutive effect.

24. INTEREST – BEARING LOANS AND BORROWINGS

This note provides information about the contractual terms of the company’s interest-bearing loans and borrowings. For more information about the company’s exposure to interest rate and foreign currency risk, refer to Note 29 Risks arising from financial instruments.

NON-CURRENT LIABILITIES

Million US dollar	2009	2008 Adjusted	2008
Secured bank loans	53	57	57
Unsecured bank loans	18 616	39 830	39 830
Unsecured bond issues	28 126	7 912	7 912
Secured other loans	6	7	7
Unsecured other loans	204	170	170
Finance lease liabilities	44	63	49

	47 049	48 039	48 025

CURRENT LIABILITIES

Million US dollar	2009	2008 Adjusted	2008
Secured bank loans	30	50	50
Unsecured bank loans	1 559	10 723	10 723
Unsecured bond issues	387	520	520
Secured other loans	14	—	—
Unsecured other loans	19	4	4
Finance lease liabilities	6	4	4

	2 015	11 301	11 301

The current and non-current interest-bearing loans and borrowings amount to 49 064m US dollar at year end 2009, compared to 59 326m US dollar at year end 2008.

[1]

In accordance with IAS33, historical data per share have been adjusted by an adjustment ratio of 0.6252 (refer calculation under shareholders information) following the capital increase in December 2008.

Notes to the consolidated financial statements—(Continued)

To finance the acquisition of Anheuser-Busch, AB InBev entered into a 45 billion US dollar senior debt facilities agreement (of which 44 billion US dollar was ultimately drawn) and a 9.8 billion US dollar bridge facility agreement, enabling us to consummate the acquisition, including the payment of 52.5 billion US dollar to shareholders of Anheuser-Busch, refinancing certain Anheuser-Busch indebtedness, payment of all transaction charges, fees and expenses and accrued but unpaid interest to be paid on Anheuser-Busch’s outstanding indebtedness, which together amounted to approximately 54.8 billion US dollar.

On 18 December 2008, AB InBev repaid the debt it had incurred under the bridge facility with the net proceeds of the rights offering and cash proceeds it received from pre-hedging the foreign exchange rate between the euro and the US dollar in connection with the rights offering.

As of 31 December 2009, the amounts outstanding under AB InBev’s 45 billion US dollar senior debt facilities (of which 44 billion US dollar was ultimately drawn) entered into in connection with the Anheuser-Busch acquisition had been reduced to 17.2 billion US dollar. AB InBev refinanced the debt incurred under the senior facility and other indebtedness with cash generated from its operations, with the proceeds of disposals and with the proceeds of the debt capital market offerings as shown below.

On 12 January 2009, AB InBev issued three series of notes in an aggregate principal amount of 5.0 billion US dollar, consisting of 1.25 billion US dollar aggregate principal amount of notes due 2014, 2.5 billion US dollar aggregate principal amount of notes due 2019 and 1.25 billion US dollar aggregate principal amount of notes due 2039 bearing interest at a rate of 7.20%, 7.75% and 8.20%, respectively. The net proceeds from the January Notes offering were used to repay 5.0 billion US dollar of the senior facility.

In the first half of 2009, AB InBev completed the issuance of eight series of notes, consisting of 750m euro aggregate principal amount of notes due 2013, 750m euro aggregate principal amount of notes due 2014, 600m euro aggregate principal amount of notes due 2017, 550m pound sterling aggregate principal amount of notes due 2024, 600m Swiss franc aggregate principal amount notes due 2014, 250m euro aggregate principal amount of notes due June 2015 and 750m pound sterling aggregate principal amount of notes due June 2017 bearing interest at a rate of 7.375%, 6.57%, 8.625%, 9.75%, 4.5%, 5.75% and 6.5%, respectively and a note consisting of 50m euro aggregate principal amount of notes due 2014 and bearing interest at a floating rate of 3 month EURIBOR plus 3.90%. The net proceeds from the notes were used to repay approximately 2.5 billion US dollar of the senior facility and approximately 1.1 billion US dollar of other short term indebtedness.

On 14 May 2009, AB InBev issued three series of notes in an aggregate principal amount of 3.0 billion US dollar, consisting of 1.55 billion US dollar aggregate principal amount of notes due 2014, 1.0 billion US dollar aggregate principal amount of notes due 2019 and 450m US dollar aggregate principal amount of notes due 2039 bearing interest at a rate of 5.375%, 6.875% and 8.0%, respectively. The net proceeds from the May notes offering were used to repay approximately 3 billion US dollar of the senior facility.

On 2 September 2009, AB InBev issued notes in an aggregate principal amount of 2.0 billion Brazilian real due in 2012. The notes bear interest at a floating rate of 114% of CDI, the monthly Brazilian interbank lending rate. The net proceeds of the September notes offering were used to repay approximately 1 billion US dollar of senior facility.

On 14 October 2009, AB InBev issued four series of notes in an aggregate principal amount of 5.5 billion US dollar, consisting of 1.5 billion US dollar aggregate principal amount of notes due 2012, 1.25 billion US dollar aggregate principal amount of notes due 2015, 2.25 billion US dollar aggregate principal amount of notes due 2020 and 500m US dollar aggregate principal amount of notes due 2040 bearing interest at a rate of 3.0%, 4.125%, 5.375%, and 6.375% respectively. The net proceeds from the October notes offering were used to repay approximately 5.5 billion US dollar of the senior facility.

TERMS AND DEBT REPAYMENT SCHEDULE AT 31 DECEMBER 2009 Million US dollar	Total	1 year or less	1-2 years	2-3 years	3-5 years	More than 5 years
Secured bank loans	83	30	22	16	15	—
Unsecured bank loans	20 175	1 559	5 648	427	12 416	125
Unsecured bond issues	28 513	387	819	3 784	6 684	16 839
Secured other loans	20	14	—	—	6	—
Unsecured other loans	223	19	104	14	26	60
Finance lease liabilities	50	6	4	4	1	35

	49 064	2 015	6 597	4 245	19 148	17 059
TERMS AND DEBT REPAYMENT SCHEDULE AT 31 DECEMBER 2008 Million US dollar	Total	1 year or less	1-2 years	2-3 years	3-5 years	More than 5 years
Secured bank loans	107	50	11	16	30	—
Unsecured bank loans	50 553	10 723	11 441	14 003	14 261	125
Unsecured bond issues	8 432	520	604	1 035	1 309	4 964
Secured other loans	7	—	—	2	4	1
Unsecured other loans	174	4	33	32	64	41
Finance lease liabilities	53	4	8	2	4	35

	59 326	11 301	12 097	15 090	15 672	5 166
FINANCE LEASE LIABILITIES Million US dollar	2009 Payments	2009 Interests	2009 Principal	2008 Payments	2008 Interests	2008 Principal
Less than one year	9	3	6	8	4	4
Between one and two years	7	3	4	11	3	8
Between two and three years	6	2	4	6	4	2
Between three and five years	5	4	1	8	4	4
More than 5 years	99	64	35	99	64	35

	126	76	50	132	79	53

Notes to the consolidated financial statements—(Continued)

AB InBev’s net debt decreased to 45 174m US dollar as of December 2009, from 56 674m US dollar as of December 2008. Net debt is defined as non-current and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash. Net debt is a financial performance indicator that is used by AB InBev’s management to highlight changes in the company’s overall liquidity position. The company believes that net debt is meaningful for investors as it is one of the primary measures AB InBev’s management uses when evaluating its progress towards deleveraging.

The following table provides a reconciliation of AB InBev’s net debt as of 31 December as follows:

Million US dollar	2009	2008 Adjusted	2008
Non-current interest bearing loans and borrowings	47 049	48 039	48 025
Current interest bearing loans and borrowings	2 015	11 301	11 301

	49 064	59 340	59 326

Bank overdrafts	28	765	765
Cash and cash equivalents	(3 689)	(2 936)	(2 936)
Interest bearing loans granted (included within Trade and other receivables)	(48)	(97)	(97)
Debt securities (included within Investment securities)	(181)	(398)	(398)

Net debt	45 174	56 674	56 660

Apart from operating results net of capital expenditures, the net debt is impacted by the net proceeds from the sale of associates, subsidiaries and assets (7 372m US dollar), dividend payments to shareholders of AB InBev (598m US dollar); dividend payments to non-controlling shareholders of AmBev (680m US dollar); the payment to former shareholders of Anheuser-Busch and transaction costs (579m US dollar); and the impact of changes in foreign exchange rates (897m US dollar increase of net debt).

25. EMPLOYEE BENEFITS

AB InBev sponsors various post-employment benefit plans world-wide. These include pension plans, both defined contribution plans, and defined benefit plans, and other post-employment benefits (OPEB). In accordance with IAS 19 Employee Benefits post-employment benefit plans are classified as either defined contribution plans or defined benefit plans.

DEFINED CONTRIBUTION PLANS

For defined contribution plans, AB InBev pays contributions to publicly or privately administered pension funds or insurance contracts. Once the contributions have been paid, the group has no further payment obligation. The regular contribution expenses constitute an expense for the year in which they are due. For 2009, benefits paid for defined contribution plans for the company amounted to 43m US dollar compared to 17m US dollar for 2008 and 7m US dollar for 2007.

DEFINED BENEFIT PLANS

The company contributes to 66 defined benefit plans, of which 50 are retirement plans, 16 are medical cost plans. Most plans provide benefits related to pay and years of service. The German, French and Luxemburg plans are unfunded while Belgian, Canadian, UK and US plans are partially funded. The assets of the other plans are held in legally separate funds set up in accordance with applicable legal requirements and common practice in each country. The medical cost plans in Canada, US, Belgium and Brazil provide medical benefits to employees and their families after retirement.

The present value of funded obligations includes a 103m US dollar liability related to two medical plans, for which the benefits are provided through the Fundação Antonio Helena Zerrenner (“FAHZ”). The FAHZ is a legally distinct entity which provides medical, dental, educational and social assistance to current and retired employees of AmBev. On 31 December 2009, the actuarial liabilities related to the benefits provided by the FAHZ are fully offset by an equivalent amount of assets existing in the fund. The net liability recognized in the balance sheet is nil.

The employee benefit net liability decreased by 374m US dollar, over the period 31 December 2009 against 31 December 2008, as adjusted. Plan assets have increased in value by 772m US dollar driven by better market performance and plan contributions primarily offset by 399m US dollar of increase in benefit obligations resulting mainly from changes in actuarial assumptions (unfavorable changes in discount rates and inflation).

Notes to the consolidated financial statements—(Continued)

The Company’s net liability for post-employment and long-term employee benefit plans comprises the following at 31 December:

Million US dollar	2009	2008 Adjusted	2008 Reported
Present value of funded obligations	(5 728)	(5 329)	(5 355)
Fair value of plan assets	4 645	3 873	3 873

Present value of net obligations for funded plans	(1 083)	(1 456)	(1 482)
Present value of unfunded obligations	(1 131)	(1 236)	(1 236)

Present value of net obligations	(2 214)	(2 692)	(2 718)

Unrecognized past service cost	2	3	3
Unrecognized asset	(371)	(206)	(206)

Net liability	(2 583)	(2 895)	(2 921)

Other long term employee benefits	(18)	(80)	(80)

Total employee benefits	(2 601)	(2 975)	(3 001)

Employee benefits amounts in the balance sheet:
Liabilities	(2 611)	(2 983)	(3 009)
Assets	10	8	8

Net liability	(2 601)	(2 975)	(3 001)

The changes in the present value of the defined benefit obligations are as follows:

Million US dollar	2009	2008 Adjusted	2008 Reported	2007
Defined benefit obligation at 1 January	(6 565)	(3 888)	(3 888)	(3 558)
Current service costs	(124)	(80)	(80)	(94)
Contribution by plan participants	(14)	(13)	(13)	—
Acquisitions through business combinations	—	(3 724)	(3 750)	—
New past service cost	186	(2)	(2)	(205)
Interest cost	(416)	(250)	(250)	183
Actuarial losses	(126)	(87)	(87)	1
(Losses)/Gains on curtailments	92	(17)	(17)	5
Reclassifications from provisions	—	31	31	—
Exchange differences	(430)	871	871	(435)
Benefits paid	541	594	594	215

Defined benefit obligation at 31 December	(6 856)	(6 565)	(6 591)	(3 888)

The changes in the fair value of plan assets are as follows:

Million US dollar	2009	2008	2007
Fair value of plan assets at 1 January	3 873	3 321	2 804
Acquisitions through business combinations	—	2 030	—
Expected return	317	262	242
Actuarial gains and (losses)	396	(606)	(78)
Contributions by AB InBev	173	207	175
Contributions by plan participants	14	13	15
Exchange differences	416	(743)	378
Other	(3)	16	—
Benefits paid	(541)	(627)	(215)

Fair value of plan assets at 31 December	4 645	3 873	3 321

The acquisition through business combinations in 2008 stems from the acquisition of Anheuser-Busch.

Actual return on plans assets amounted to a gain of 713m US dollar in 2009 compared to a loss of 344m US dollar in 2008 (2007: 164m US dollar). This is mostly driven by investment returns in excess of long term expectations in the UK, US, Belgium, Brazil and Canada.

The 2009 decrease in contributions by AB InBev (173m US dollar in 2009 versus 207m US dollar in 2008) is primarily explained by lower contributions in the Canadian plans. The 2008 increase in contributions by AB InBev (207m US dollar in 2008 versus 175m US dollar in 2007) is primarily explained by the acquisition of Anheuser-Busch (70m US dollar), although lower contributions occurred in Canada and Korea.

As part of the Anheuser-Busch integration into AB InBev, a curtailment has been recognized following the amendment of certain US pensions and post-retirement healthcare benefits. The effects of these changes are being recorded through the income statement and led to an additional income amount of 240m US dollar being recognized in 2009. This income amount has been partially offset by the increase in expense relating to the first full year inclusion of Anheuser-Busch’s benefit obligations.

Notes to the consolidated financial statements—(Continued)

The expense recognized in the income statement with regard to defined benefit plans is detailed as follows:

Million US dollar	2009	2008	2007
Current service costs	(123)	(68)	(68)
Interest cost	(416)	(250)	(205)
Expected return on plan assets	317	260	242
Amortized past service cost	(6)	(2)	(8)
Recognition of vested past service cost	139	(10)	(10)
(Losses)/gains on settlements or curtailments	120	(23)	1
Asset limitation	(30)	(26)	(37)

	1	(119)	(85)

The employee benefit expense is included in the following line items of the income statement:

Million US dollar	2009	2008	2007
Cost of sales	(66)	(31)	(21)
Distribution expenses	(29)	(20)	(18)
Sales and marketing expenses	(30)	(10)	(11)
Administrative expenses	(42)	(34)	(29)
Other operating income/expense	168	—	—
Exceptional items	—	(24)	(6)

	1	(119)	(85)

Weighted average assumptions used in computing the benefit obligations at the balance sheet date are as follows:

	2009	2008	2007
Discount rate	6.5%	6.5%	4.9%
Future salary increases	2.8%	3.3%	3.1%
Future pension increases	2.6%	2.2%	1.8%
Medical cost trend rate	7.86% p.a. reducing to 5.55%	8.95% p.a. reducing to 6.63%	6.5% p.a. reducing to 3.8%
Dental claims trend rate	4.0%	4.0%	4.1%
Life expectation for a 40 year old male	82	81	81
Life expectation for a 40 year old female	84	85	85

Weighted average assumptions used in computing the net periodic pension cost for the year are as follows:

	2009	2008	2007
Discount rate	6.5%	4.9%	4.3%
Expected return on plan assets	8.2%	6.2%	6.6%
Future salary increases	3.3%	3.1%	2.4%
Future pension increases	2.2%	1.8%	1.1%
Medical cost trend rate	8.95% p.a. reducing to 6.63%	6.5% p.a. reducing to 3.8%	6.5% p.a. reducing to 3.1%
Dental claims trend rate	4.0%	4.1%	3.9%

Several factors are considered in developing the estimate for the long-term expected rate of return on plan assets. For the defined benefit plans, these include historical rates of return of broad equity and bond indices and projected long-term rates of return from pension investment consultants; taking into account different markets where AB InBev has plan assets.

Assumed medical cost trend rates have a significant effect on the amounts recognized in profit or loss. A one percentage point change in the assumed medical cost trend rates would have the following effects (note that a positive amount refers to a decrease in the obligations or cost while a negative amount refers to an increase in the obligations or cost):

Million US dollar	2009		2008		2007
	100 basis points increase	100 basis points decrease	100 basis points increase	100 basis points decrease	100 basis points increase	100 basis points decrease
Medical cost trend rate
Effect on the aggregate of the service cost and interest cost of medical plans	(6)	5	(4)	4	(6)	4
Effect on the defined benefit obligation for medical cost	(77)	70	(38)	32	(56)	49

In line with the IAS 1 Presentation of Financial Statements disclosure requirements on key sources of estimation uncertainty AB InBev has included the results of its sensitivity analysis with regard to the discount rate, the future salary increase and the longevity assumptions.

Notes to the consolidated financial statements—(Continued)

Million US dollar	2009		2008		2007
	50 basis points increase	50 basis points decrease	50 basis points increase	50 basis points decrease	50 basis points increase	50 basis points decrease
Discount rate
Effect on the aggregate of the service cost and interest cost of defined benefit plans	7	(6)	3	(3)	4	(4)
Effect on the defined benefit obligation	435	(476)	156	(173)	259	(283)

Million US dollar	2009		2008		2007
	50 basis points increase	50 basis points decrease	50 basis points increase	50 basis points decrease	50 basis points increase	50 basis points decrease
Future salary increase
Effect on the aggregate of the service cost and interest cost of defined benefit plans	(4)	4	(4)	3	(4)	4
Effect on the defined benefit obligation	(46)	45	(25)	22	(34)	31

Million US dollar	2009		2008		2007
	One year increase	One year decrease	One year increase	One year decrease	50 basis points increase	50 basis points decrease
Longevity
Effect on the aggregate of the service cost and interest cost of defined benefit plans	(6)	7	(7)	7	(7)	7
Effect on the defined benefit obligation	(105)	108	(65)	64	(105)	103

The above are purely hypothetical changes in individual assumptions holding all other assumptions constant: economic conditions and changes therein will often affect multiple assumptions at the same time and the effects of changes in key assumptions are not linear. Therefore, the above information is not necessarily a reasonable representation of future results.

The fair value of plan assets at 31 December consists of the following:

	2009	2008
Government bonds	27%	22%
Corporate bonds	16%	17%
Equity instruments	53%	55%
Property	2%	4%
Cash	1%	1%
Insurance contracts	1%	1%

	100%	100%

The change in allocation of the fair value of plan assets from 2008 is mainly due to the favorability of exchange rate differences for Brazilian plans compared to the US dollar.

The plan assets include indirect investments in ordinary shares issued by the company for a total fair value of 1m US dollar. The expected rates of return on individual categories of plan assets are determined by reference to relevant indices based on advice of external valuation experts. The overall expected rate of return is calculated by weighting the individual rates in accordance with the anticipated share in the total investment portfolio.

The five year history of the present value of the defined benefit obligations, the fair value of the plan assets and the deficit in the plans is as follows:

Million US dollar	2009	2008 Adjusted	2008	2007	2006	2005
Present value of the defined benefit obligations	(6 856)	(6 565)	(6 591)	(3 888)	(3 558)	(3 337)
Fair value of plan assets	4 645	3 873	3 873	3 321	2 804	2 365
Deficit	(2 211)	(2 692)	(2 718)	(567)	(754)	(972)
Experience adjustments: (increase)/decrease plan liabilities	42	289	289	32	(8)	(39)
Experience adjustments: increase/(decrease) plan assets	390	(606)	(606)	(78)	87	157

AB InBev expects to contribute approximately 280m US dollar for its funded defined benefit plans and 93m US dollar in benefit payments to its unfunded defined benefit plans and post-retirement medical plans in 2010.

26. SHARE – BASED PAYMENTS

Different share option programs allow company senior management and members of the board of directors to acquire shares of AB InBev or AmBev. AB InBev has three primary share-based compensation plans, the long-term incentive warrant plan (“LTI Warrant Plan”), established in 1999, the share-based compensation plan (“Share-Based Compensation Plan”), established in 2006 (and amended as from 2010) and the discretionary long-term incentive stock-option plan (“LTI Stock Option Plan”), established in 2009. For all plans, the fair value of share-based payment compensation is estimated at grant date, using the binomial Hull model, modified to reflect the IFRS 2 Share-based Payment requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option.

SHARE-BASED COMPENSATION PLAN

Since 2006, the Share-Based Compensation Plan provides that members of AB InBev’s executive board of management and certain other senior employees are granted bonuses, half of which is settled in shares to be held for three years, the shares being valued at their market price at the time of grant. With respect to the other half of the bonus, participants may elect to receive cash or to invest all or half of the remaining part of their bonus in shares to be held for five years. Such voluntary deferral leads to a company option

Notes to the consolidated financial statements—(Continued)

match, which vests after five years, provided that predefined financial targets are met or exceeded. If the remaining half is completely invested in shares, the number of matching options granted will be equal to 4.6 times the number of shares corresponding to the gross amount of the bonus invested. If the remaining half is invested at 50 % in shares, the number of matching options granted will be equal to 2.3 times the number of shares corresponding to the gross amount of the bonus invested. Upon exercise, holders of the matching options may be entitled to receive from AB InBev a cash payment equal to the dividends declared since the options were granted. The fair value of the matching options is estimated at the grant date using a binomial Hull model, and is expensed over the vesting period. These options have a life of 10 years.

As from 1 January 2010, the structure of the Share-Based Compensation Plan for certain executives, including the executive board of management and other senior management in the general headquarters, has been modified. These executives will receive their bonus in cash but will have the choice to invest some or all of the value of their bonus in AB InBev shares with a five-year vesting period, referred to as bonus shares. The company will match such voluntary investment by granting three matching shares for each bonus share voluntarily invested, up to a limited total percentage of each executive’s bonus. From 1 January 2011, the new plan structure will apply to all other senior management.

During 2009, AB InBev issued 0.4m of matching options representing a fair value of approximately 5.8m US dollar in relation to the bonus of 2008, and 3.8m of matching options representing a fair value of approximately 55.7m US dollar in relation to the bonus for the first half of 2009. The options granted under the bonus plan and issued during 2009 cliff vest after 5 years.

LONG-TERM INCENTIVE PLAN

The company has issued warrants, or rights to subscribe for newly issued shares, under the LTI plan for the benefit of directors and, until 2006, members of the executive board of management and other senior employees. Since 2007, members of the executive board of management and other employees are no longer eligible to receive warrants under the LTI plan, but instead receive a portion of their compensation in the form of shares and options granted under the Share-Based Compensation Plan. Each LTI warrant gives its holder the right to subscribe for one newly issued share. The exercise price of LTI warrants is equal to the average price of the company’s shares on the regulated market of Euronext Brussels during the 30 days preceding their issue date. LTI warrants granted in the years prior to 2007 have a duration of 10 years and from 2007 (and in 2003) have a duration of 5 years. LTI warrants are subject to a vesting period ranging from one to three years.

During 2009, 0.2m warrants were granted to members of the board of directors. Furthermore, and in order to compensate for the dilutive effect of the right issue, 0.4m warrants were granted to current members and 0.6m warrants were granted to former members of the board of directors. These warrants vest in equal annual installments over a three-year period (one third on 1 January of 2011, one third on 1 January 2012 and one third on 1 January 2013) and represent a fair value of approximately 16m US dollar.

DISCRETIONARY LONG-TERM INCENTIVE STOCK-OPTION PLAN

As from 1 July 2009, senior employees are eligible for a discretionary annual long-term incentive to be paid out in LTI stock options (or, in future, similar share-based instruments), depending on management’s assessment of the employee’s performance and future potential.

In December 2009 AB InBev issued 1.6m discretionary LTI stock options with an estimated fair value of 23.4m US dollar.

In addition to awards granted under the plans described above, the company offered stock options to a small group of senior executives in November 2008 and April 2009. AB InBev believes that the selected executives will help implement a successful integration of Anheuser-Busch Companies, Inc., which will underpin AB InBev’s ability to quickly deleverage. The number of options offered was 28.4m in 2008 and 4.9m in 2009, representing a combined fair value of approximately 402.6m US dollar. One-half of the stock options granted in November 2008 have a life of 10 years as from granting and vest on 1 January 2014; the other half have a life of 15 years as from granting and vest on 1 January 2019. The stock options granted in April 2009 have a life of 10 years as from granting and vest on 1 January 2014. Vesting is conditional upon achievement of certain predefined financial targets.

In order to encourage management mobility, in particular for the benefit of executives moving to the United States, an options exchange program was executed in 2009 whereby 4.4m unvested options were exchanged against 2.8m restricted shares that will remain locked-up until 31 December 2018. 47m US dollar of cost was reported in 2009 related to the acceleration of the IFRS 2 cost following this exchange in accordance with IFRS 2 refer to Note 8 Exceptional Items. Furthermore, to encourage management mobility, certain options granted have been modified whereby the dividend protected feature of these options have been cancelled and replaced by the issuance of 5.7m options representing the economic value of the dividend protection feature. As there was no change between the fair value of the original award immediately before the modification and the fair value of the modified award immediately after the modification, no additional expense was recorded as a result of the modification.

As per the terms of the Anheuser-Busch merger agreement, the company offered 5.9m options with a fair value of 56.2m US dollar following the approval of the AB InBev shareholders meeting of April 2009. Furthermore the company offered in December 2009 3m options with an estimated fair value of 42.6m US dollar.

During 2009, a limited number of Anheuser-Busch shareholders who are part of the senior management of Anheuser-Busch were given the opportunity to purchase AB InBev shares (0.6m) at a discount of 16.7% provided that they stay in service for another five years. The fair value of this transaction amounts to approximately 3m US dollar and is expensed over the five year service period.

Notes to the consolidated financial statements—(Continued)

The weighted average fair value of the options and assumptions used in applying the AB InBev option pricing model for the 2009 grants of awards described above are as follows:

Amounts in US dollar unless otherwise indicated[1]	2009	2008[2]	2007[2]
Fair value of options and warrants granted	13.99	38.17	31.15
Share price	29.03	90.58	77.59
Exercise price	21.62	86.62	72.53
Expected volatility	32%	24%	20%
Expected dividends	0.85%	0.16%	0.16%
Risk-free interest rate	3.49%	4.47%	4.47%

Since the acceptance period of the options is 2 months, the fair value was determined as the average of the fair values calculated on a weekly basis during the two months offer period.

Expected volatility is based on historical volatility calculated using 1 220 days of historical data. In the determination of the expected volatility, AB InBev is excluding the volatility measured during the period 15 July 2008 until 30 April 2009, in view of the extreme market conditions experienced during that period. The binomial Hull model assumes that all employees would immediately exercise their options if the AB InBev share price is 2.5 times above the exercise price. As a result, no single expected option life applies.

The total number of outstanding options developed as follows:

Million Options and Warrants	2009	2008[2]	2007[2]
Options and warrants outstanding at 1 January	8.8	6.3	7.6
Options and warrants issued during the year	50.3	1.1	1.0
Options and warrants exercised during the year	(6.6)	(1.2)	(1.6)
Options and warrants forfeited during the year	(1.7)	(0.4)	(0.7)
Additional options and warrants granted as a result of the December 2008 rights issue	—	3.0	—

Options outstanding at end of December	50.8	8.8	6.3

As a consequence of the rights issue that took place in November 2008, the exercise price and the number of options were adjusted with the intention of preserving the rights of the existing option holders. The terms and conditions of the new subscription rights are the same as those of the existing subscription rights to which they relate. For vesting purposes, they are treated as if they have been issued at the same time as the existing subscription right, and are exercisable in the same manner and under the same conditions. The company accounted for the dilutive effect of the rights issuance by applying the ratio method as set out in the NYSE Euronext “Liffe’s Harmonised Corporate Actions Policy” pursuant to which both the number of existing subscription rights and the exercise price were adjusted by a ratio of 0.6252. The adjusted exercise price of the subscription rights equals the original exercise price multiplied by the adjustment ratio. The adjusted number of subscription rights equals the original number of subscription rights divided by the adjustment ratio. As a result, during the fourth quarter of 2008, 3m additional options (1.4m and 1.6m options under the Share-based Compensation Plan and the LTI, respectively) were granted to employees in order to compensate for the dilutive effect of the rights issue. As there was no change between the fair value of the original award immediately before the modification and the fair value of the modified award immediately after the modification, no additional expense was recorded as a result of the modification.

The range of exercise prices of the outstanding options is between 7.28 euro (10.49 US dollar) and 58.31 euro (84.00 US dollar) while the weighted average remaining contractual life is 9.67 years.

Of the 50.8m outstanding options 4.8m options are vested at 31 December 2009.

The weighted average exercise price of the options is as follows:

Amounts in US dollar[1]	2009	2008	2007
Options and warrants outstanding at 1 January	34.42	46.50	35.48
Granted during the year (pre rights issue)	24.78	76.92	79.38
Granted during the year (adjustment factor)	—	32.87	—
Forfeited during the year	27.48	56.63	45.00
Exercised during the year	18.94	32.76	35.52
Outstanding at the end of December	27.37	34.42	46.50
Exercisable at the end of December	31.16	23.66	36.39

For share options exercised during 2009 the weighted average share price at the date of exercise was 33.61 euro (48.41 US dollar).

[1]	Amounts have been converted to US dollar at the closing rate of the respective period.
[2]	Not adjusted for the NYSE Euronext 'ratio method' as applied after the rights issue of 17 December 2008 (adjustment factor 0.6252).

Notes to the consolidated financial statements—(Continued)

AMBEV SHARE-BASED COMPENSATION PLAN

Since 2005, AmBev has had a plan which is substantially similar to the Share-Based Compensation Plan under which bonuses granted to company employees and management are partially settled in shares. Under an equivalent 5 year cliff vesting plan, AmBev has issued in 2009, 1.6m options for which the fair value amounts to approximately 114m US dollar. The fair value of the options and assumptions used in applying a binomial option pricing model for the 2009 AmBev grant are as follows:

Amounts in US dollar unless otherwise indicated[1]	2009	2008	2007
Fair value of options granted	52.01	44.51	25.03
Share price	76.95	71.48	61.83
Exercise price	74.70	71.48	61.83
Expected volatility	45%	33%	26%
Risk-free interest rate	12.64%	12.50%	10.60%

As the AmBev options are dividend protected, the dividend yield used for the fair value calculation was 0%.

During the second half of 2007, AmBev performed a reverse stock split in the ratio of 100:1. Consequently the 2007 figures have been restated to consider the impact of this adjustment.

The total number of outstanding AmBev options developed as follows:

Million options	2009	2008	2007
Options outstanding at 1 January	2.8	2.2	2.4
Options issued during the year	1.6	0.8	0.8
Options exercised during the year	(0.1)	(0.1)	(0.6)
Options forfeited during the year	(0.2)	(0.1)	(0.4)

Options outstanding at end of December	4.1	2.8	2.2

The range of exercise prices of the outstanding options is between 52.68 Brazilian real (30.26 US dollar) and 130.06 Brazilian real (74.70 US dollar) while the weighted average remaining contractual life is 5.02 years.

Of the 4.1m outstanding options 0.4m options are vested at 31 December 2009.

The weighted average exercise price of the options is as follows:

Amounts in US dollar	2009	2008	2007
Options outstanding at 1 January	56.01	49.21	30.54
Granted during the year	70.17	57.42	61.45
Forfeited during the year	56.77	33.69	32.22
Exercised during the year	32.95	40.62	35.95
Outstanding at the end of December	59.60	42.07	49.21
Exercisable at the end of December	32.82	23.62	28.60

During the fourth quarter of 2009, a limited number of AmBev shareholders who are part of the senior management of AB InBev were given the opportunity to exchange AmBev shares against a total of 2.1m AB InBev shares (2008: 0.9m—2007: 1.8m) at a discount of 16.7% provided that they stay in service for another five years. The fair value of this transaction amounts to approximately 11m US dollar (2008: 11m US dollar—2007: 25m US dollar) and is expensed over the five years service period. The fair values of the AmBev and AB InBev shares were determined based on the market price. Furthermore 20m US dollar of cost was reported in 2009 related to the acceleration of the vesting of the AmBev share swap for selected employees in accordance with IFRS 2 following the change in vesting conditions – refer to Note 8 Exceptional items.

Since 2005, variable compensation granted to company employees and management is partially settled in shares.

The above described share-based payment transactions resulted in a total expense of 208m US dollar for the year 2009 (including the variable compensation expense settled in shares), as compared to 62m US dollar for the year 2008.

27. PROVISIONS

Million US dollar	Restructuring	Disputes	Other	Total
Balance at 1 January 2009	461	643	150	1 254
Effect of changes in foreign exchange rates	8	114	23	145
Provisions made	140	292	65	497
Provisions used	(260)	(74)	(15)	(349)
Provisions reversed	(72)	(213)	(5)	(290)
Other movements	(47)	26	38	17

Balance at 31 December 2009	230	788	256	1 274

Million US dollar	Restructuring	Disputes	Other	Total
Balance at 1 January 2008	296	651	82	1 029
Changes through business combinations	4	(120)	(26)	(142)
Effect of changes in foreign exchange rates	20	126	—	146
Provisions made	344	216	44	604
Provisions used	(152)	(102)	(11)	(265)
Provisions reversed	(35)	(91)	(14)	(140)
Other movements	(16)	(37)	75	22

Balance at 31 December 2008	461	643	150	1 254

[1]	Amounts have been converted to US dollar at the closing rate of the respective period.

Notes to the consolidated financial statements—(Continued)

The restructuring provisions are primarily explained by the organizational alignments, as explained in Note 8 Exceptional items. Provisions for disputes mainly relate to various disputed direct and indirect taxes and to claims from former employees.

The provisions are expected to be settled within the following time windows:

Million US dollar	Total	< 1 year	1-2 years	2-5 years	> 5 years
Restructuring
Reorganization	230	145	32	37	16

Disputes
Income taxes	294	5	226	31	32
Indirect taxes	223	28	39	78	78
Labor	142	24	25	48	45
Commercial	45	22	6	9	8
Environmental	1	1	—	—	—
Other disputes	83	5	37	32	9

	788	85	333	198	172

Other contingencies
Onerous contracts	24	7	5	7	5
Guarantees given	8	—	1	7	—
Other contingencies	224	71	26	55	72

	256	78	32	69	77

Total provisions	1 274	308	397	304	265

Since 1 January 2005 AB InBev is subject to the greenhouse gas emission allowance trading scheme in force in the European Union. Acquired emission allowances are recognized at cost as intangible assets. To the extent that it is expected that the number of allowances needed to settle the CO2 emissions exceeds the number of emission allowances owned, a provision is recognized. Such a provision is measured at the estimated amount of the expenditure required to settle the obligation. At 31 December 2009, the emission allowances owned fully covered the expected CO2 emissions. As such no provision needed to be recognized.

28. TRADE AND OTHER PAYABLES

NON-CURRENT TRADE AND OTHER PAYABLES

Million US dollar	2009	2008 Adjusted	2008
Indirect taxes payable	349	249	249
Trade payables	87	95	7
Cash guarantees	13	14	14
Deferred consideration on acquisitions	90	113	113
Derivative financial instruments with negative fair values	1 374	1 289	1 289
Other payables	66	3	16

	1 979	1 763	1 688

CURRENT TRADE AND OTHER PAYABLES
Million US dollar	2009	2008 Adjusted	2008
Trade payables and accrued expenses	5 657	4 833	4 801
Payroll and social security payables	743	643	643
Indirect taxes payable	1 350	1 097	1 097
Interest payable	848	477	477
Consigned packaging	523	551	551
Cash guarantees	41	25	25
Derivative financial instruments with negative fair values	1 956	1 837	1 837
Dividends payable	106	63	63
Deferred income	18	152	152
Deferred consideration on acquisitions	59	522	522
Other payables	76	38	38

	11 377	10 238	10 206

Derivative financial instruments with negative fair values mainly reflect the mark-to-market of the interest rate swaps entered into to hedge the Anheuser-Busch acquisition financing (See also Note 29 Risks arising from financial instruments).

Deferred consideration on acquisitions mainly reflects the outstanding consideration payable to former Anheuser-Busch shareholders whom did not yet claim the proceeds. This payable decreased from 500m US dollar at 31 December 2008 to 46m US dollar at 31 December 2009.

Notes to the consolidated financial statements—(Continued)

29. RISKS ARISING FROM FINANCIAL INSTRUMENTS

Exposure to foreign currency, interest rate, commodity prices, liquidity and credit risk arises in the normal course of AB InBev’s business. The company analyses each of these risks individually as well as on an interconnected basis, and defines strategies to manage the economic impact on the company’s performance in line with its financial risk management policy. The risk management committee meets on a frequent basis and is responsible for reviewing the results of the risk assessment, approving recommended risk management strategies, monitoring compliance with the financial risk management policy and reporting to the finance committee of the board of directors.

Some of the company’s risk management strategies include the usage of derivatives. Derivative instruments used by the company mainly include forward exchange contracts, exchange traded foreign currency futures, interest rate swaps, cross currency interest rate swaps (“CCIRS”), forward rate agreements, exchange traded interest rate futures, aluminum swaps and forwards, exchange traded sugar futures and exchange traded wheat futures. AB InBev’s policy prohibits the use of derivatives in the context of speculative trading.

The following table provides an overview of the derivative financial instruments outstanding at year-end by maturity bucket. The amounts included in this table are the notional amounts.

	2009					2008
Million US dollar	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years
Foreign currency
Forward exchange contracts	2 334	410	190	—	—	1 943	398	216	164	—
Foreign currency futures	1 581	6	—	—	—	(216)	21	—	—	—
Other foreign currency derivatives	330	83	—	—	—	—	—	—	—	—

Interest rate
Interest rate swaps	17 324	212	57 738	7 495	264	1 784	—	36 785	4 262	4 552
Cross currency interest rate swaps	550	1 971	940	662	1 276	270	660	1 373	576	113
Forward rate agreements	—	—	—	—	—	3 062	—	—	—	—
Interest rate futures	—	—	—	—	—	(95)	—	—	(118)	(8)
Other interest rate derivatives	—	52	—	—	—	—	—	—	—	—

Commodities
Aluminum swaps	738	381	—	—	—	348	6	—	—	—
Other commodity derivatives	325	78	—	—	—	75	17	—	—	—

Credit
Credit default swaps	86	—	—	—	—	—	84	—	—	—

To finance the acquisition of Anheuser-Busch, AB InBev entered into a 45 billion US dollar senior facilities agreement (of which 44 billion US dollar was ultimately drawn). At the time of the Anheuser-Busch acquisition, the interest rate for an amount of up to 34.5 billion US dollar had effectively been fixed through a series of hedge arrangements at a weighted average rate of 3.875% per annum (plus applicable fixed spreads) for the period 2009 to 2011 and a portion of the hedging arrangements had been successively extended for an additional two year period. Following the repayment of part of the senior facility, the company entered into new interest rate swaps to unwind the ones that became freestanding as a result of these repayments. As of 31 December 2009, the remaining open positions include a series of US dollar LIBOR fixed interest-rate swaps for a total notional amount of 24.6 billion US dollar. The interest rate for 17.2 billion US dollar has been fixed at a weighted average rate of 4.038% per annum (plus applicable spreads) for the period 2010 and 2011 and the interest rate for 7.4 billion US dollar has been fixed at a weighted average rate of 2.85 % per annum (plus applicable spreads) for the period 2011 to 2013.

Forward exchange contracts include the series of contracts used to hedge the Brazilian real borrowings in Canada (see Interest rate risk section below).

A. FOREIGN CURRENCY RISK

AB InBev incurs foreign currency risk on borrowings, investments, (forecasted) sales, (forecasted) purchases, royalties, dividends, licenses, management fees and interest expense/income whenever they are denominated in a currency other than the functional currency of the subsidiary. The main derivative financial instruments used to manage foreign currency risk are forward exchange contracts, exchange traded foreign currency futures and cross currency interest rate swaps.

FOREIGN EXCHANGE RISK ON OPERATING ACTIVITIES

As far as foreign currency risk on firm commitments and forecasted transactions is concerned, AB InBev’s policy is to hedge operational transactions which are reasonably expected to occur (e.g. cost of goods sold and selling, general & administrative expenses) within a maximum of 15 months. Operational transactions that are certain (e.g. capital expenditure) are hedged without any limitation in time.

The table below provides an indication of the company’s main net foreign currency positions as regards firm commitments and forecasted transactions per 31 December 2009 and for a period of 1 year for the most important currency pairs. The open positions are the result of the application of AB InBev’s risk management policy. Positive amounts indicate that the company is long (net future cash inflows) in the first currency of the currency pair while negative amounts indicate that the company is short (net future cash outflows) in the first currency of the currency pair. The second currency of the currency pairs listed is the functional currency of the related subsidiary.

Notes to the consolidated financial statements—(Continued)

	2009			2008
Million US dollar	Total exposure	Total derivatives	Open position	Total exposure	Total derivatives	Open position
Canadian dollar / US dollar	—	—	—	(21)	21	—
Euro / Argentinean peso	—	—	—	(60)	60	—
Euro / Brazilian real	(28)	28	—	(3)	3	—
Euro / Canadian dollar	—	—	—	(3)	10	7
Euro / Czech koruna	—	—	—	14	(14)	—
Euro / Hungarian forint	—	—	—	(43)	40	(3)
Euro / pound sterling	(116)	77	(39)	(28)	28	—
Euro / Romanian lei	—	28	28	(131)	114	(17)
Euro / Russian ruble	(97)	95	(2)	(295)	185	(110)
Euro / Serbian dinar	—	—	—	(18)	—	(18)
Euro / Ukrainian hryvnia	(117)	—	(117)	(135)	39	(96)
Euro / US dollar	—	(6)	(6)	(278)	270	(8)
Hungarian forint / pound sterling	(3)	3	—	—	—	—
Pound sterling / euro	7	(6)	1	—	—	—
US dollar / Argentinean peso	(238)	238	—	(246)	246	—
US dollar / Bolivian boliviano	59	(59)	—	—	—	—
US dollar / Brazilian real	(156)	156	—	404	(404)	—
US dollar / Canadian dollar	—	—	—	(7)	7	—
US dollar / Chilean peso	25	(25)	—	(11)	11	—
US dollar / Dominican peso	(29)	29	—	—	—	—
US dollar / euro	224	(226)	(2)	466	(466)	—
US dollar / Paraguayan guarani	(25)	25	—	(32)	32	—
US dollar / Peruvian nuevo sol	(19)	19	—	—	—	—
US dollar / pound sterling	(22)	19	(3)	(31)	31	—
US dollar / Russian ruble	(105)	105	—	(313)	146	(167)
US dollar / Ukrainian hryvnia	(19)	—	(19)	(68)	43	(25)
US dollar / Uruguayan peso	(26)	26	—	(17)	17	—

Further analysis on the impact of open currency exposures is performed in the Currency Sensitivity Analysis below.

In conformity with the IAS 39 hedge accounting rules, these hedges of firm commitments and highly probable forecasted transactions denominated in foreign currency are designated as cash flow hedges.

FOREIGN EXCHANGE RISK ON INTRAGROUP LOANS

A series of foreign exchange derivative contracts were contracted in 2009 to hedge the foreign currency risk from intercompany loans transacted between group entities that have different functional currencies. Intercompany loans with Russia and UK were hedged against euro for respectively 3 979m Russian ruble and 105m pound sterling.

In conformity with IAS 39, these derivative contracts were designated as cash flow hedges of intragroup monetary items.

FOREIGN EXCHANGE RISK ON NET INVESTMENTS IN FOREIGN OPERATIONS

AB InBev enters into hedging relationships to mitigate exposure related to its investments in foreign operations. Under IAS 39, these derivatives and loans were appropriately classified as net investment hedges.

In November 2008, the parent company, with a euro functional currency, borrowed 18 billion US dollar under the senior debt facilities agreement used to finance the acquisition of Anheuser-Busch. To offset the foreign exchange currency risk, the parent company entered into a hedging relationship where the investment in the net equity of Anheuser-Busch is considered to be the hedged item. As of 31 December 2009, the outstanding balance of 9.7 billion US dollar was designated as a net investment hedge.

AB InBev uses euro/pound sterling derivative contracts to hedge the foreign currency risk arising from the net investment of its UK subsidiaries. In 2009, AB InBev entered into one derivative contract with a notional amount of 300m pound sterling and a 550m pound sterling bond to hedge such foreign currency risk. The 2008 euro/pound sterling cross currency interest rate swaps with a notional amount of 180m pound sterling has matured in 2009.

In 2008, AB InBev entered into two foreign exchange contracts in Russian ruble of 111m each to hedge its net investment in Russia. These net investment hedges mature in 2010 and 2011, respectively.

FOREIGN EXCHANGE RISK ON FOREIGN CURRENCY DENOMINATED DEBT

It is AB InBev’s policy to have the debt in the subsidiaries as much as possible in the functional currency of the subsidiary. To the extent this is not the case, hedging is put in place unless the cost to hedge outweighs the benefits. Following the acquisition of Anheuser-Busch, AB InBev adopted a hybrid currency matching model pursuant to which the company may (i) match net debt currency exposure to cash flows in such currency, measured on the basis of normalized EBITDA, by swapping a significant portion of US dollar debt to other currencies, such as Brazilian real (with a higher coupon), although this would negatively impact AB InBev’s profit and earnings due to the higher Brazilian real interest coupon, and (ii) use Anheuser-Busch’s US dollar cash flows to service interest payments under AB InBev’s debt obligations.

A description of the foreign currency risk hedging related to the debt instruments issued in a currency other than the functional currency of the subsidiary (including the private placements, the US dollar bonds and the Brazilian real borrowing) is further detailed in the Interest Rate Risk section below.

Notes to the consolidated financial statements—(Continued)

CURRENCY SENSITIVITY ANALYSIS

Currency translational risk

Around 56% of AB InBev’s revenue is generated by foreign operations of which the activities are conducted in a currency other than the US dollar. A currency translation risk arises when the financial data of these foreign operations are converted in AB InBev’s presentation currency, the US dollar. On the basis of the volatility of these currencies against the US dollar in 2009, AB InBev estimated the reasonably possible change of the exchange rate of these currencies against the US dollar as follows:

	2009
1 US dollar equals:	Closing rate	Average rate	Possible closing rate[1]	Possible average rate	Possible volatility of rates in%
Argentinean peso	3.80	3.73	3.66 - 3.93	3.60 - 3.86	3.47%
Bolivian boliviano	7.07	7.13	6.48 - 7.66	6.54 - 7.73	8.32%
Brazilian real	1.74	2.02	1.44 - 2.04	1.67 - 2.36	17.07%
Canadian dollar	1.05	1.15	0.90 - 1.2	0.99 - 1.31	14.07%
Chinese yuan	6.83	6.86	6.79 - 6.87	6.82 - 6.90	0.57%
Paraguayan guarani	4 597	5 008	4 188 - 5 006	4 562 - 5 453	8.90%
Pound sterling	0.62	0.64	0.53 - 0.70	0.56 - 0.73	13.22%
Romanian lei	2.84	3.06	2.44 - 3.24	2.63 - 3.49	14.09%
Russian ruble	1 273	1 353	1 088 - 1 458	1 156 - 1 549	14.54%
South Korean won	7.95	7.74	5.79 - 10.1	5.65 - 9.84	27.09%
Euro	0.69	0.72	0.61 - 0.78	0.64 - 0.81	11.68%

	2008
1 US dollar equals:	Closing rate	Average rate	Possible closing rate[1]	Possible average rate	Possible volatility of rates in%
Argentinean peso	3.45	3.14	3.12 to 3.78	2.84 - 3.44	9.59%
Bolivian boliviano	7.07	7.18	6.32 - 7.82	6.42 - 7.94	10.63%
Brazilian real	2.34	1.79	1.24 - 3.43	0.95 - 2.63	46.88%
Canadian dollar	1.22	1.05	0.90 - 1.54	0.78 - 1.33	26.20%
Chinese yuan	6.82	7.05	6.55 - 7.09	6.77 - 7.33	3.97%
Paraguayan guarani	4 921.55	4 333.70	3 945.51 - 5 897.59	3 474.24 - 5 193.16	19.83%
Pound sterling	0.68	0.54	0.53 - 0.84	0.41 - 0.66	22.91%
Romanian lei	2.89	2.49	1.94 - 3.85	1.67 - 3.31	33.03%
Russian ruble	29.78	24.78	25.50 - 34.05	21.22 - 28.34	14.35%
South Korean won	1 320.86	1 078.27	713.50 - 1 928.21	582.46 - 1 574.09	45.98%
Euro	0.72	0.68	0.55 - 0.88	0.52 - 0.84	22.93%

If the US dollar had weakened/strengthened during 2009 by the above estimated possible changes against the above listed currencies with all other variables held constant, the 2009 profit would have been 1 070m US dollar (18%) higher/lower while the translation reserves in equity would have been 3 324m US dollar higher/lower. In 2008, AB InBev estimated this impact to be 854m US dollar on profit and 4 972m US dollar on the translation reserves.

Currency transactional risk

Most of AB InBev’s non-derivative monetary financial instruments are either denominated in the functional currency of the subsidiary or are converted into the functional currency through the use of derivatives. However, the company has open positions in Eastern European countries for which no hedging is performed because the illiquidity of the local foreign exchange market prevents us from hedging at a reasonable cost. The transactional foreign currency risk mainly arises from open positions in Ukrainian hryvnia, and in Romania lei against the US dollar and the euro. On the basis of the average volatility of the Ukrainian hryvnia and the Romanian lei against the euro and the US dollar during the year, AB InBev estimated the reasonably possible change of exchange rate of these currencies as follows:

	2009
	Closing rate 31 December	Possible closing rate[2]	Possible volatility of rates in %
Euro / Ukrainian hryvnia	11.45	8.35 - 14.55	27.09%
Euro / Romanian lei	4.10	3.86 - 4.33	5.62%
US dollar / Ukrainian hryvnia	7.95	5.79 - 10.1	27.09%

	2008
	Closing rate 31 December	Possible closing rate[1]	Possible volatility of rates in %
Euro / Ukrainian hryvnia	10.86	3.74 - 17.97	65.51%
Euro / Romanian lei	4.02	3.23 - 4.82	19.77%
US dollar / Ukrainian hryvnia	7.80	3.43 - 12.17	56.05%

[1]

In 2009, sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2009. In 2008 the estimate was based on the standard deviation of daily volatilities of the benchmark interest rates during the past 250 days at year-end and using a 95% confidence interval. The reasoning behind the change in the methodology is to avoid large changes in the underlying rate that is not explained directly by its volatility.

[2]

In 2009, sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2009. In 2008 the estimate was based on the standard deviation of daily volatilities of the benchmark interest rates during the past 250 days at year-end and using a 95% confidence interval. The reasoning behind the change in the methodology is to avoid large changes in the underlying rate that is not explained directly by its volatility.

Notes to the consolidated financial statements—(Continued)

If the Ukrainian hryvnia and the Romanian lei had weakened/strengthened during 2009 by the above estimated changes against the euro or the US dollar, with all other variables held constant, the 2009 impact on consolidated profit would have been 4m US dollar lower/ higher.

B. INTEREST RATE RISK

The company applies a dynamic interest rate hedging approach whereby the target mix between fixed and floating rate debt is reviewed periodically. The purpose of AB InBev’s policy is to achieve an optimal balance between cost of funding and volatility of financial results, while taking into account market conditions as well as AB InBev’s overall business strategy.

FLOATING INTEREST RATE RISK ON BORROWINGS IN EURO

In 2008 the company entered into several interest rate swaps and forward rate agreements to hedge the floating interest rate risk on 1 395m euro (of which 1 085m euro was designated in a cash flow hedge relationships) out of the 1 875m euro syndicated facility and 820m euro commercial papers outstanding at 31 December 2008.

In 2009, the syndicated facility was fully repaid. Given the repayment, the hedge relationship is no longer qualified for hedge accounting leading to freestanding interest rate swaps with a total notional amount of 635m euro by year end 2009. As of 31 December 2009, the outstanding floating interest rate borrowings amount to 518m euro. No hedges were done on those borrowings.

FLOATING INTEREST RATE RISK ON BORROWINGS IN US DOLLAR

The company entered into a 45 billion US dollar senior facilities agreement (of which 44 billion US dollar was ultimately drawn) to acquire Anheuser-Busch and entered into a series of forward starting US dollar interest rate swaps in order to provide a higher predictability of cash flows. As a result, the interest rates for up to an amount of 34.5 billion US dollar, under the 45 billion US dollar senior facility agreement, have effectively been fixed at 3.875 % per annum plus applicable spreads, for the period of 2009-2011. From this 34.5 billion US dollar hedging, 25 billion US dollar hedge was designated to the senior facility, 5 billion US dollar was designated to a pre-hedging of the bond issuance in January 2009, 3 billion US dollar was designated to a pre-hedging of the bond issuance in May 2009 and 1 billion US dollar was designated to a pre-hedging of bond issuance in October 2009 (0.5 billion US dollar was derecognized during 2009).

In conformity with the IAS 39 hedge accounting rules, these 34.5 billion US dollar hedges were designated as cash flow hedges. Following the issuance of bonds and the repayment of 7.8 billion US dollar out of the 25 billion US dollar hedged senior facility, only 17.2 billion US dollar is still designated as a cash flow hedge. Part of interest rate swaps that were designated for the hedge of the financing of Anheuser-Busch acquisition became freestanding given the repayment of part of the senior facility. In order to offset the interest rate risk, those freestanding derivatives were fully unwound via additional offsetting trades.

As of 31 December 2009, the remaining open hedges include a series of US dollar LIBOR fixed interest-rate swaps for a total notional amount of 24.6 billion US dollar. The interest rate for 17.2 billion US dollar has been fixed at a weighted average rate of 4.038% per annum (plus applicable spreads) for the period 2010 and 2011 and the interest rate for 7.4 billion US dollar has been fixed at a weighted average rate of 2.85 % per annum (plus applicable spreads) for the period 2011 to 2013.

FLOATING INTEREST RATE RISK ON BORROWINGS IN CANADIAN DOLLAR

In 2009, the company entered into 268m Canadian dollar interest rate swaps to hedge its interest rate exposure related to its floating rate debentures denominated in Canadian dollars. As of 31 December 2009 and 2008, the total outstanding balance related to these debentures amounted to 498m Canadian dollar and 378m Canadian dollar, respectively.

Although these derivatives are considered to be economic hedges, they could not qualify for hedge accounting.

PRIVATE PLACEMENT HEDGES (FOREIGN CURRENCY RISK + INTEREST RATE RISK ON BORROWINGS IN US DOLLAR)

The company borrowed 850m US dollar through private placement of which 300m US dollar has matured in 2009, 475m US dollar will mature in 2010 and 75m US dollar will mature in 2013.

The company entered into US dollar fixed/euro floating cross currency interest rate swaps for a total amount of 730m US dollar on which 180m US dollar had expired in 2009 and the remaining will expire in 2010 and 2013.

In conformity with the IAS 39, 550m US dollar hedges are still designated for hedge accounting in fair value hedge relationships by year end 2009.

AMBEV BOND HEDGES (FOREIGN CURRENCY RISK + INTEREST RATE RISK ON BORROWINGS IN US DOLLAR)

In December 2001, AmBev issued 500m US dollar in foreign securities (bond 2011). This bond bears interest at 10.5 % and is repayable semi-annually as from July 2002 with final maturity in December 2011. In September 2003 AmBev issued another 500m US dollar in foreign securities (bond 2013). This bond bears interest at 8.75 % and is repayable semi-annually since March 2004 with final maturity in September 2013. In July 2007 AmBev issued a Brazilian real bond (bond 2017), which bears interest at 9.5 % and is repayable semi-annually with final maturity date in July 2017.

AmBev entered into several US dollar fixed/Brazilian real floating cross currency interest rate swaps to manage and reduce the impact of changes in the US dollar exchange rate and interest rate on these bonds. In addition to this, AmBev entered into a fixed/floating interest rate swap to hedge the interest rate risk on the bond 2017. These derivative instruments, in conformity with the IAS 39 hedge accounting rules, have been designated as fair value hedges.

CANADA DEBENTURE HEDGES (FOREIGN CURRENCY RISK + INTEREST RATE RISK ON BORROWINGS IN BRAZILIAN REAL)

As of 31 December 2009, the company has outstanding bank loans of 717m Brazilian real and 474m Brazilian real relating to loans issued in 2007 and 2006, respectively. The company has entered into a series of derivative contracts to hedge the foreign exchange and interest rate risk related to the Brazilian real. The maturity dates for the derivative contracts are identical to the maturity dates of the two loans, which mature on June 2011 for the first loan and January 2012 for the second loan.

In conformity with IAS 39, these hedges were designated as cash flow hedges.

Notes to the consolidated financial statements—(Continued)

POUND STERLING HEDGES (FOREIGN CURRENCY RISK + INTEREST RATE RISK ON BORROWINGS IN POUND STERLING)

In June 2009, the company issued a pound sterling bond for an equivalent of 1 217m US dollar (750m pound sterling). This bond bears interest at 6.50% with maturity in June 2017.

The company entered into several pound sterling fixed/euro floating cross currency interest rate swaps to manage and reduce the impact of changes in the pound sterling exchange rate and interest rate on this bond.

These derivative instruments, in conformity with the IAS 39 hedge accounting rules, have been designated as fair value hedges.

SWISS FRANC BOND HEDGES (FOREIGN CURRENCY RISK + INTEREST RATE RISK ON BORROWINGS IN SWISS FRANC)

In May 2009, the company issued a Swiss franc bond for an equivalent of 582m US dollar (600m Swiss franc). This bond bears interest at 4.51% with maturity in June 2014.

The company entered into a Swiss franc fixed/euro floating cross currency interest rate swap to manage and reduce the impact of changes in the Swiss franc exchange rate and interest rate on this bond.

This derivative instrument, in conformity with the IAS 39 hedge accounting rules, has been designated as fair value hedge.

NET DEBT CURRENCY EXPOSURE ADJUSTMENT (US DOLLARS TO BRAZILIAN REAL)

During 2009 the company entered into US dollar fixed/Brazilian real floating cross currency interest rate swap contracts for an equivalent of 200m US dollar.

The purpose of these derivatives is to effectively increase the level of Brazilian real denominated debt in order to achieve a better balance of the company’s net currency exposure.

These derivative instruments could not qualify for hedge accounting therefore they have not been designated in any hedge relationships.

Notes to the consolidated financial statements—(Continued)

INTEREST RATE SENSITIVITY ANALYSIS

In respect of interest-bearing financial liabilities, the table below indicates their effective interest rates at balance sheet date as well as split per currency in which the debt is denominated.

31 December 2009 Interest-bearing financial liabilities Million US dollar	Before hedging		After hedging
	Effective interest rate	Amount	Effective interest rate	Amount

Floating rate
Brazilian real	9.17%	2 381	8.98%	3 669
Canadian dollar	0.78%	408	0.78%	408
Euro	2.44%	752	2.90%	3 081
Hungarian forint	0.64%	1	0.64%	1
Pound sterling	0.83%	13	0.83%	13
US dollar	1.79%	17 018	—	—

		20 573		7 172

Fixed rate
Argentinean peso	16.11%	18	16.11%	18
Bolivian boliviano	9.42%	39	9.42%	39
Brazilian real	13.40%	855	—	—
Canadian dollar	7.50%	90	5.51%	772
Chinese yuan	5.25%	53	5.25%	53
Dominican peso	7.90%	29	7.90%	29
Euro	7.25%	3 368	7.25%	3 368
Guatemalan quetzal	9.57%	15	9.57%	15
Paraguay guarani	9.10%	35	9.10%	35
Peruvian nuevo sol	6.66%	54	6.66%	54
Pound sterling	7.88%	2 086	9.75%	882
Swiss franc	4.51%	582	—	—
Ukrainian hryvnia	21.56%	23	21.56%	23
Uruguayan peso	10.49%	3	10.49%	3
US dollar	6.12%	21 106	6.02%	36 590
Other	18.37%	40	18.37%	40

		28 396		41 921

31 December 2008 Interest-bearing financial liabilities Million US dollar	Before hedging		After hedging
	Effective interest rate	Amount	Effective interest rate	Amount
Floating rate
Brazilian real	13.17%	1 909	15.82%	3 066
Bulgarian lev	7.67%	11	7.67%	11
Canadian dollar	2.56%	309	2.56%	309
Chinese yuan	5.92%	67	4.79%	68
Euro	3.07%	4 115	3.54%	3 156
Hungarian forint	8.07%	15	8.07%	15
Pound sterling	4.02%	264	4.99%	422
Russian ruble	15.98%	124	15.98%	124
South Korean won	4.79%	43	4.79%	43
US dollar	3.70%	43 395	5.44%	9 397
Other	14.00%	13	14.00%	13

		50 265		16 624

Fixed rate
Argentinean peso	20.55%	50	20.55%	50
Bolivian boliviano	7.95%	15	7.95%	15
Brazilian real	13.40%	636	6.64%	38
Canadian dollar	7.50%	72	5.51%	580
Chinese yuan	4.76%	93	4.76%	93
Dominican peso	16.18%	11	16.18%	11
Euro	4.12%	13	3.56%	1 578
Guatemalan quetzal	8.68%	24	8.68%	24
Paraguay guarani	8.29%	35	8.29%	35
Peruvian nuevo sol	7.90%	71	7.90%	71
Pound sterling	—	—	4.87%	106
Russian ruble	8.00%	134	8.00%	134
South Korean won	5.22%	31	5.22%	31
Ukrainian hryvnia	13.49%	79	13.49%	79
Uruguayan peso	10.49%	8	10.49%	8
US dollar	6.17%	8 456	5.10%	40 532
Venezuelan bolivar	24.96%	82	24.96%	82

		9 810		43 467
At 31 December 2009, the total carrying amount of the floating and fixed rate interest-bearing financial liabilities before hedging listed above includes bank overdrafts of 28m US dollar (last year 765m US dollar) but does not include the interest rate fair value component of 126m US dollar (last year 15m US dollar) of debt instruments designated in a fair value hedge.

Notes to the consolidated financial statements—(Continued)

As disclosed in the above table, 7 172m US dollar or 14.6% of the company’s interest bearing financial liabilities bear a variable interest rate. The company estimated that the reasonably possible change of the market interest rates applicable to its floating rate debt after hedging is as follows:

	2009
	Interest rate 31 December 2009[1]	Possible interest rate volatility[2]	Volatility of rates in %
Brazilian real	8.37%	6.73% - 10.01%	19.59%
Canadian dollar	0.44%	0.28% - 0.61%	37.52%
Euro	0.70%	0.63% - 0.77%	9.39%
Hungarian forint	6.19%	5.24% - 7.14%	15.40%
Pound sterling	0.61%	0.54% - 0.67%	11.25%
US dollar	0.25%	0.2% - 0.3%	19.81%

	2008
	Interest rate 31 December 2008	Possible interest rate 31 December 2008[2]	Possible volatility of rates in %
Brazilian real	13.10%	10.74% - 15.46%	18.01%
Canadian dollar	1.57%	0.95% - 2.2%	39.62%
Chinese yuan	2.08%	1.26% - 2.90%	39.34%
Euro	2.89%	2.40% - 3.38%	16.90%
Hungarian forint	10.00%	4.40% - 15.60%	55.96%
Pound sterling	2.77%	1.63% - 3.91%	41.08%
Russian ruble	18.00%	0.00% - 78.71%	337.30%
South Korean won	3.30%	2.00% - 4.6%	39.30%
Ukrainian hryvnia	23.58%	0.00% - 57.57%	144.13%
US dollar	1.43%	0.56% - 2.29%	60.80%

When AB InBev applies the reasonably possible increase/decrease in the market interest rates mentioned above on its floating rate debt at 31 December 2009, with all other variables held constant, 2009 profit would have been 63m US dollar lower/higher. This effect would partly be compensated by 1m US dollar higher/lower interest income on AB InBev’s interest-bearing financial assets. In 2008, AB InBev estimated this impact to be 156m US dollar on profit which was partly compensated by 4m US dollar interest income.

C. COMMODITY RISK

The commodity markets have experienced and are expected to continue to experience price fluctuations. AB InBev therefore uses both fixed price purchasing contracts and commodity derivatives to minimize exposure to commodity price volatility. The company has important exposures to the following commodities: aluminum, corn grits, corn syrup, corrugated, crowns, glass, hops, labels, malt, fuel oil, natural gas, rice and wheat. As of 31 December 2009, the company has the following commodity derivatives outstanding (in notional amounts): aluminum swaps for 1 119m US dollar (last year 354m US dollar), natural gas swaps for 101m US dollar, exchange traded sugar futures for 81m US dollar (last year 68m US dollar), corn swaps for 69m US dollar, heating oil swaps for 63m US dollar, exchange traded wheat futures for 29m US dollar (last year 24m US dollar) and rice swaps for 25m US dollar.

In conformity with the IAS 39 hedge accounting rules these hedges are designated as cash flow hedges.

D. EQUITY PRICE RISK

During 2009, AB InBev has not held any material equity investments classified as available-for-sale. In addition, marketable securities classified as held for trading mainly consist of debt securities not exposed to variation in equity prices or indexes. As a result, AB InBev was not exposed to any material equity price risks.

E. CREDIT RISK

Credit risk encompasses all forms of counterparty exposure, i.e. where counterparties may default on their obligations to AB InBev in relation to lending, hedging, settlement and other financial activities. The company has a credit policy in place and the exposure to counterparty credit risk is monitored.

AB InBev mitigates its exposure to counterparty credit risk through minimum counterparty credit guidelines, diversification of counterparties, working within agreed counterparty limits and through setting limits on the maturity of financial assets. The company has furthermore master netting agreements with most of the financial institutions that are counterparties to the derivative financial instruments. These agreements allow for the net settlement of assets and liabilities arising from different transactions with the same counterparty. Based on these factors, AB InBev considers the risk of counterparty default per 31 December 2009 to be limited.

AB InBev has established minimum counterparty credit ratings and enters into transactions only with financial institutions of investment grade or better. The company monitors counterparty credit exposures closely and reviews any downgrade in credit rating immediately. To mitigate pre-settlement risk, minimum counterparty credit standards become more stringent as the duration of the derivative financial instruments increases. To minimize the concentration of counterparty credit risk, the company enters into derivative transactions with a portfolio of financial institutions.

[1]	Applicable 3-month InterBank Offered Rates as of 31st December 2009.
[2]

In 2009, sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2009. In 2008 the estimate was based on the standard deviation of daily volatilities of the benchmark interest rates during the past 250 days at year-end and using a 95% confidence interval. The reasoning behind the change in the methodology is to avoid large changes in the underlying rate that is not explained directly by its volatility. For the Brazilian real floating rate debt, the estimated market interest rate is composed of the InterBank Deposit Certificate (‘CDI’) and the Long-Term Interest Rate (‘TJLP’). With regard to other market interest rates, our analysis is based on the 3-month InterBank Offered Rates applicable for the currencies concerned (e.g. Euribor 3M, Libor 3M, Bubor 3M).

Notes to the consolidated financial statements—(Continued)

EXPOSURE TO CREDIT RISK

The carrying amount of financial assets represents the maximum credit exposure of the Group. The carrying amount is presented net of the impairment losses recognized. The maximum exposure to credit risk at the reporting date was:

	2009			2008
Million US dollar	Gross	Impairment	Net carrying amount	Gross	Impairment	Net carrying amount
Financial assets at fair value through profit or loss	30	—	30	270	—	270
Available-for-sale financial assets	180	(34)	146	135	(22)	113
Held-to-maturity investments	145	—	145	126	—	126
Trade receivables	2 650	(214)	2 436	3 077	(264)	2 813
Cash deposits for guarantees	291	—	291	259	—	259
Loans to customers	269	(102)	167	350	(72)	278
Other receivables	1 886	(117)	1 769	1 215	(84)	1 131
Derivative financial assets	1 386	—	1 386	989	—	989
Cash and cash equivalents	3 689	—	3 689	2 936	—	2 936

	10 526	(467)	10 059	9 357	(442)	8 915

There was no significant concentration of credit risks with any single counterparty per 31 December 2009.

The increase of the derivative financial assets is mainly explained by the interest rate swaps contracted to unwind the ones that are no longer in a hedge relation given the repayment of part of the hedged senior facility.

IMPAIRMENT LOSSES

The allowance for impairment recognized during the period per classes of financial assets was as follows:

	2009
Million US dollar	Available-for-sale financial assets	Trade receivables	Loans to customers	Other receivables	Total
Balance at 1 January	(22)	(264)	(72)	(84)	(442)
Impairment losses	(6)	(20)	(38)	(28)	(92)
Derecognition	6	44	10	3	63
Currency translation	(12)	26	(2)	(8)	4

Balance at 31 December	(34)	(214)	(102)	(117)	(467)

	2008
Million US dollar	Available-for-sale financial assets	Trade receivables	Loans to customers	Other receivables	Total
Balance at 1 January	(25)	(300)	(84)	(100)	(509)
Impairment losses	(1)	(43)	(6)	(4)	(54)
Derecognition	—	19	9	1	29
Currency translation	4	60	9	19	92

Balance at 31 December	(22)	(264)	(72)	(84)	(442)

	2007
Million US dollar	Available-for-sale financial assets	Trade receivables	Loans to customers	Other receivables	Total
Balance at 1 January	(24)	(269)	(92)	(94)	(479)
Impairment losses	1	(25)	(12)	(5)	(41)
Derecognition	1	25	27	12	65
Currency translation	(3)	(31)	(7)	(13)	(54)

Balance at 31 December	(25)	(300)	(84)	(100)	(509)

F. LIQUIDITY RISK

AB InBev’s primary sources of cash flow have historically been cash flows from operating activities, the issuance of debt, bank borrowings and the issuance of equity securities. AB InBev’s material cash requirements have included the following:

•	Debt service;

•	Capital expenditures;

•	Investments in companies;

•	Increases in ownership of AB InBev’s subsidiaries or companies in which it holds equity investments;

•	Share buyback programs; and

•	Payments of dividends and interest on shareholders’ equity.

The company believes that cash flows from operating activities, available cash and cash equivalent and short term investments, along with the derivative instruments and access to borrowing facilities, will be sufficient to fund capital expenditures, financial instrument liabilities and dividend payments going forward. It is the intention of the company to continue to reduce its financial indebtedness through a combination of strong operating cash flow generation and continued refinancing.

Notes to the consolidated financial statements—(Continued)

The following are the contractual maturities of non-derivative financial liabilities including interest payments and derivative financial assets and liabilities:

	2009
Million US dollar	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loans	83	(105)	(37)	(28)	(21)	(19)	—
Unsecured bank loans	20 176	(21 561)	(1 931)	(6 051)	(628)	(12 823)	(128)
Unsecured bond issues	28 513	(50 512)	(2 257)	(2 661)	(5 598)	(9 795)	(30 201)
Secured other loans	20	(21)	(15)	(1)	(1)	(6)	2
Unsecured other loans	222	(241)	(27)	(108)	(16)	(29)	(61)
Finance lease liabilities	50	(126)	(9)	(7)	(6)	(5)	(99)
Bank overdraft	28	(28)	(28)	—	—	—	—
Trade & other payables	10 023	(10 023)	(9 422)	(426)	(53)	(57)	(65)

	59 115	(82 617)	(13 726)	(9 282)	(6 323)	(22 734)	(30 552)
Derivative financial assets/liabilities
Interest rate derivatives	2 094	(2 064)	(960)	(796)	(363)	54	1
Foreign exchange derivatives	(207)	162	(93)	180	75	—	—
Interest rate and foreign exchange derivatives	374	(622)	(230)	(217)	38	(119)	(94)
Commodity derivatives	(318)	312	239	73	—	—	—

	1 943	(2 212)	(1 044)	(760)	(250)	(65)	(93)

Of which: directly related to cash flow hedges	598	(636)	(421)	(150)	(119)	54	—

	2008
Million US dollar	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loans	107	(138)	(54)	(17)	(41)	(26)	—
Unsecured bank loans	50 553	(56 306)	(12 834)	(13 601)	(19 679)	(10 046)	(146)
Unsecured bond issues	8 432	(16 414)	(1 321)	(1 351)	(2 279)	(1 729)	(9 734)
Secured other loans	7	(9)	—	(1)	(2)	(5)	(1)
Unsecured other loans	174	(230)	(19)	(50)	(37)	(73)	(51)
Finance lease liabilities	53	(132)	(8)	(11)	(5)	(9)	(99)
Bank overdraft	765	(765)	(765)	—	—	—	—
Trade & other payables	8 768	(8 773)	(8 370)	(291)	(13)	(25)	(74)

	68 859	(82 767)	(23 371)	(15 322)	(22 056)	(11 913)	(10 105)
Derivative financial assets/liabilities
Interest rate derivatives	2 231	(2 042)	(153)	(806)	(928)	(109)	(46)
Foreign exchange derivatives	(327)	198	138	56	4	—	—
Interest rate and foreign exchange derivatives	(159)	(497)	57	(136)	(401)	(17)	—
Commodity derivatives	388	(193)	(178)	(15)	—	—	—
Other derivatives	(10)	10	7	3	—	—	—

	2 123	(2 524)	(129)	(898)	(1 325)	(126)	(46)
Of which: directly related to cash flow hedges	2 353	(1 994)	(202)	(761)	(931)	(71)	(29)

G. CAPITAL MANAGEMENT

AB InBev is continuously optimizing its capital structure targeting to maximize shareholder value while keeping the desired financial flexibility to execute the strategic projects. Besides the statutory minimum equity funding requirements that apply to the company’s subsidiaries in the different countries, AB InBev is not subject to any externally imposed capital requirements. When analyzing AB InBev’s capital structure the company uses the same debt/equity classifications as applied in the company’s IFRS reporting.

Notes to the consolidated financial statements—(Continued)

H. FAIR VALUE

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. In conformity with IAS 39 all derivatives are recognized at fair value in the balance sheet.

The fair value of derivative financial instruments is either the quoted market price or is calculated using pricing models taking into account current market rates.

The fair value of these instruments generally reflects the estimated amount that AB InBev would receive on the settlement of favorable contracts or be required to pay to terminate unfavorable contracts at the balance sheet date, and thereby takes into account any unrealized gains or losses on open contracts.

The following table summarizes for each type of derivative the fair values recognized as assets or liabilities in the balance sheet:

	Assets		Liabilities		Net
Million US dollar	2009	2008	2009	2008	2009	2008
Foreign currency
Forward exchange contracts	322	360	(122)	(51)	200	309
Foreign currency futures	—	24	(15)	(15)	(15)	9
Other foreign currency derivatives	22	10	—	—	22	10

Interest rate
Interest rate swaps	420	116	(2 514)	(2 345)	(2 094)	(2 229)
Cross currency interest rate swaps	237	411	(611)	(252)	(374)	159

Commodities
Aluminum swaps	327	—	(27)	(167)	300	(167)
Sugar futures	44	—	(16)	(7)	28	(7)
Wheat futures	3	—	—	(13)	3	(13)
Other commodity derivatives	11	78	(25)	(280)	(14)	(202)

Credit
Credit default swaps	—	10	—	—	—	10

	1 386	1 009	(3 330)	(3 130)	(1 944)	(2 121)

Notes to the consolidated financial statements—(Continued)

The following table compares the carrying amounts of the fixed rate interest-bearing financial liabilities (before hedging) with their fair values at 31 December:

Interest-bearing financial liabilities Million US dollar	2009 Carrying amount	2009 Fair value	2008 Carrying amount	2008 Fair value
Fixed rate
Argentinean peso	(18)	(18)	(50)	(50)
Bolivia boliviano	(39)	(39)	(16)	(16)
Brazilian real	(855)	(901)	(636)	(721)
Canadian dollar	(90)	(84)	(72)	(72)
Chinese yuan	(53)	(53)	(93)	(93)
Dominican peso	(29)	(29)	(11)	(11)
Euro	(3 368)	(3 873)	(13)	(13)
Guatemalan quetzal	(15)	(15)	(24)	(24)
Peruvian nuevo sol	(54)	(54)	(71)	(71)
Pound sterling	(2 086)	(2 380)	—	—
Russian ruble	—	—	(135)	(135)
South Korean won	—	—	(31)	(31)
Ukrainian hryvnia	(23)	(23)	(79)	(79)
US dollar	(21 106)	(22 625)	(8 456)	(9 171)
Venezuelan bolivar	—	—	(82)	(82)
Paraguay guarani	(35)	(35)	(34)	(34)
Swiss franc	(582)	(575)	—	—
Other	(42)	(79)	(8)	(8)

	(28 395)	(30 783)	(9 810)	(10 611)

As required by the amended IFRS 7, the following table summarizes the fair value of financial assets and liabilities by year end 2009:

Fair value hierarchy 2009 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3
Financial Assets
Financial assets at fair value through profit or loss (derivatives)	3	290	—
Non-derivatives in a fair value hedge relationship	—	30	—
Available for sale financial assets	—	7	—
Derivatives in a cash flow hedge relationship	45	841	—
Derivatives in a fair value hedge relationship	—	198	—
Derivatives in a net investment hedge relationship	—	9	—

	48	1 375

Financial Liabilities
Financial liabilities at fair value through profit or loss (derivatives)	26	1 276	—
Non–derivatives in a fair value hedge relationship	—	3 633	—
Derivatives in a cash flow hedge relationship	4	1 459	—
Derivatives in a fair value hedge relationship	16	498	—
Financial instruments in a net investment hedge relationship	—	51	—

	46	6 917	—

The following summarizes the methods and assumptions used in estimating the fair value of financial instruments recognized at their fair value in the balance sheet and reflected in this note.

FAIR VALUE HIERARCHY

The Valuation Hierarchy is based on the inputs to the valuation of the financial asset and/or liability as of the measurement date. A financial instrument’s categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy are described as follows:

•	Level 1: inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets;

•

Level 2: inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument;

•	Level 3: inputs to the valuation methodology are unobservable and significant to the fair value measurement.

DERIVATIVE INSTRUMENTS

The fair value of exchange traded derivatives (e.g. exchange traded foreign currency futures) is determined by reference to the official prices published by the respective exchanges (e.g. the New York Board of Trade). The fair value of over-the-counter derivatives is determined by commonly used valuation techniques. These are based on market inputs from reliable financial information providers.

INVESTMENT DEBT SECURITIES

The fair value of investment debt securities at fair value through profit or loss is based on their quoted price as published by exchanges or provided by reliable financial information providers.

Notes to the consolidated financial statements—(Continued)

NON-DERIVATIVE FINANCIAL LIABILITIES

The fair value of non-derivate financial liabilities is calculated based on commonly-used valuation techniques (i.e. net present value of future principal and interest cash flows discounted at market rate). These are based on market inputs from reliable financial information providers.

Fair values determined by reference to prices provided by reliable financial information providers are periodically checked for consistency against other pricing sources.

I. SIGNIFICANCE OF FINANCIAL INSTRUMENTS FOR FINANCIAL PERFORMANCE

The note at hand discloses the different elements composing AB InBev’s position towards financial risk and instruments. The effect of AB InBev’s financial risk management on performance mainly materializes in the items of income, expense; gains or losses recognized in the income statement or in the gains and losses directly recognized in equity (see Note 11 Finance costs and income).

30. OPERATING LEASES

LEASES AS LESSEE

Non-cancelable operating leases are payable as follows:

Million US dollar	2009	2008
Less than one year	249	217
Between one and two years	227	246
Between two and three years	204	210
Between three and five years	349	344
More than five years	1 113	1 243

	2 142	2 260

At 31 December 2009, 269m US dollar was recognized as an expense in the income statement in respect of operating leases as lessee (2008: 233m US dollar, 2007: 181m US dollar).

Following the sale of Dutch and Belgian pub real estate to Cofinimmo in October 2007, AB InBev entered into lease agreements of 27 years. These operating leases maturing in November 2034 represent a payable of 1 011m US dollar in the table above.

Furthermore, the company leases a number of warehouses, factory facilities and other commercial buildings under operating leases. The leases typically run for an initial period of five to ten years, with an option to renew the lease after that date. Lease payments are increased annually to reflect market rentals. None of the leases include contingent rentals.

SUBLEASES

AB InBev has sublet some of the leased properties. Non-cancelable operating subleases are receivable as follows:

Million US dollar	2009	2008
Less than one year	141	118
Between one and two years	124	105
Between two and three years	114	96
Between three and five years	201	168
More than five years	192	198

	772	685

At 31 December 2009, 153m US dollar was recognized as income in the income statement in respect of subleases (2008: 148m US dollar, 2007: 105m US dollar).

The pubs leased from Cofinimmo as from October 2007 are subleased for an average outstanding period of 6 to 7 years for an amount of 210m US dollar. These leases are subject to renewal after their expiration date. The impact of such renewal is not reported in the table above.

LEASES AS LESSOR

The company leases out part of its property under operating leases. Non-cancelable operating leases are receivable as follows:

Million US dollar	2009	2008
Less than one year	9	11
Between one and two years	9	10
Between two and three years	8	10
Between three and five years	12	16
More than five years	10	15

	48	62

At 31 December 2009, 13m US dollar was recognized as income in the income statement in respect of operating leases as lessor (2008: 19m US dollar, 2007: 64m US dollar).

Notes to the consolidated financial statements—(Continued)

31. COLLATERAL AND CONTRACTUAL COMMITMENTS FOR THE ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT, LOANS TO CUSTOMERS AND OTHER

Million US dollar	2008	2008	2007
Collateral given for own liabilities	400	561	642
Collateral and financial guarantees received for own receivables and loans to customers	115	181	293
Contractual commitments to purchase property, plant and equipment	90	196	349
Contractual commitments to acquire loans to customers	173	230	268
Other commitments	533	447	461

The collateral given for own liabilities of 400m US dollar at 31 December 2009 contains 285m US dollar cash guarantees. Such cash deposits are a customary feature associated with litigations in Brazil: in accordance with Brazilian laws and regulations a company may or must (depending on the circumstances) place a deposit with a bank designated by the court or provide other security such as collateral on property, plant and equipment. With regard to judicial cases, AB InBev has made the appropriate provisions in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets – see also Note 27 Provisions. In the company’s balance sheet the cash guarantees are presented as part of other receivables – see Note 20 Trade and other receivables. The remaining part of collateral given for own liabilities (115m US dollar) contains collateral on AB InBev’s property in favor of the excise tax authorities, the amount of which is determined by the level of the monthly excise taxes due, inventory levels and transportation risk, and collateral on its property, plant and equipment with regard to outstanding loans. To the extent that AB InBev would not respect its obligations under the related outstanding contracts or would loose the pending judicial cases the collateralized assets would be used to settle AB InBev’s obligations.

To keep AB InBev’s credit risk with regard to receivables and loans to customers as low as possible collateral and other credit enhancements were obtained for a total amount of 115m US dollar at 31 December 2009. Collateral is held on both real estate and debt securities while financial guarantees are obtained from banks and other third parties.

In a limited number of countries AB InBev has committed itself to acquire loans to customers from banks at their notional amount if the customers do not respect their reimbursement commitments towards the banks. The total outstanding amount of such loans is 173m US dollar.

Other commitments amount to 533m US dollar at 31 December 2009 and mainly cover guarantees given to pension funds, rental and other guarantees.

32. CONTINGENCIES

Certain subsidiaries of AmBev have received tax assessments related to corporate Brazilian taxation of income generated outside Brazil. In 2005 and 2008, AmBev was officially notified of administrative Lower Court decisions, recognizing that a substantial portion of the amount of these tax assessments was incorrect. These decisions, of which some were appealed, reduced the amount of the tax assessments to 2 855m Brazilian real (1 640m US dollar) including interest and penalties. AmBev disputes the validity of these tax assessments and intends to vigorously defend its case. No provision has been recorded related to these tax assessments.

Certain holders of warrants issued by AmBev in 1996 for exercise in 2003 proposed lawsuits to subscribe correspondent shares for an amount lower than AmBev considers as established upon the warrant issuance. In case AmBev loses the totality of these lawsuits, the issuance of 5 536 919 preferred shares and 1 376 344 common shares would be necessary. AmBev would receive in counterpart funds that are materially lower than the current market value. This could result in a dilution of about 1% to all AmBev shareholders. Furthermore, the holders of these warrants claim to receive the dividends relative to these shares since 2003, approximately 156m Brazilian real (89m US dollar) excluding legal fees. AmBev disputes these claims and intends to vigorously defend its case.

AmBev, together with other Brazilian brewers, is party to a lawsuit whereby the Federal Public Prosecutor’s office: (i) claims collective damages of approximately 2.8 billion Brazilian real (1.6 billion US dollar), out of which 2.1 billion Brazilian real (1.2 billion US dollar) allocated to AmBev. Plaintiff argues that advertising campaigns of defendants increase total consumption of alcohol and, as a result, public health and social security costs, traffic accidents, criminality and underage consumption. AmBev believes that the claim is without merit and intends to vigorously defend this litigation.

Shortly after the above lawsuit was filed, a consumer-protection association applied to be admitted as a joint-plaintiff. The association has made further requests in addition to the ones made by Public Prosecutor including the claim for “collective moral damages” in an amount to be ascertained by the court; however, it suggests that it should be equal to the initial request of 2.8 billion Brazilian real (1.6 billion US dollar), therefore it doubles the initial amount involved. The court has admitted the association as joint-plaintiff and has agreed to hear the new claims. AmBev intends to vigorously defend this litigation.

On 16 October 2008, Grupo Modelo, Diblo S.A. de C.V. and the Grupo Modelo series A shareholders filed a notice of arbitration, under the arbitration rules of the United Nations Commission on International Trade Law, against Anheuser-Busch, Anheuser-Busch International Inc. and Anheuser-Busch International Holdings Inc (‘ABIH’). The notice of arbitration claimed the transaction between Anheuser-Busch and InBev violated provisions of the 1993 investment agreement, governed by the law of the United Mexican States, between the Anheuser-Busch entities, Grupo Modelo, Diblo and the series A shareholders. The arbitration is taking place in New York City in the State of New York in the United States. It seeks post-closing relief, including (i) a declaration that Anheuser-Busch breached the 1993 investment agreement, (ii) rescission of certain continuing rights and obligations under the 1993 investment agreement, (iii) a permanent injunction against Anheuser-Busch or its successors from exercising governance rights under the 1993 investment agreement, (iv) suspension of Anheuser-Busch’s right to exercise a right of first refusal to purchase

Notes to the consolidated financial statements—(Continued)

the stock of Grupo Modelo held by the series A shareholders, (v) “rectification” of the 1993 investment agreement to add additional restrictions on the Anheuser-Busch entities and (vi) money damages of up to 2.5 billion US dollar. The respondents believe that the claims are without merit because, among other things, there is no change of control clause in the investment agreement and no sale or transfer of the shares of Grupo Modelo and Diblo held by ABIH occurred. However, the relief sought by Grupo Modelo, Diblo and its series A shareholders in the arbitral proceeding or any other equitable or other relief they may seek may have an adverse effect on Anheuser-Busch or AB InBev including by limiting its ability to exercise governance rights under the investment agreement with Grupo Modelo after the closing of the Anheuser-Busch acquisition. In August 2009, the final arbitration proceeding was conducted in New York City. The arbitration panel has not yet issued a ruling.

On 10 September 2008, an action brought under Section 7 of the Clayton Antitrust Act styled Ginsburg et al. v. InBev NV/SA et al., C.A. No. 08-1375, was filed against InBev NV/SA, Anheuser-Busch Companies, Inc. and Anheuser-Busch, Inc. in the United States District Court for the Eastern District of Missouri. The plaintiffs in the Ginsburg action allege that the merger between Anheuser-Busch and InBev will have certain anticompetitive effects and consequences on the beer industry and will create a monopoly in the production and sale of beer in the United States. The plaintiffs sought declaratory relief that the merger violates Section 7 of the Clayton Antitrust Act, injunctive relief to prevent consummation of the merger and fees and expenses. On 18 November 2008 plaintiffs’ request for injunctive relief was denied. On 3 August 2009 the Court granted defendants Motion to Dismiss plaintiffs claims with prejudice. On 4 August 2009 the Court entered judgment in favor of the defendants. On 19 August 2009, plaintiffs filed an appeal of such judgment. AB InBev will continue to vigorously defend against these claims.

On 22 July 2009, CADE, the Brazilian antitrust authority issued its ruling in Administrative Proceeding No. 08012.003805/2004-1. This proceeding was initiated in 2004 as a result of a complaint filed by Schincariol (a South American brewery and beverage maker based in Brazil) and has, as its main purpose, the investigation of AmBev’s conduct in the market, in particular its customer loyalty program known as “Tô Contigo” and which is similar to airline frequent flyer and other mileage programs. During its investigation, the Secretariat of Economic Law of the Ministry of Justice (“SDE”) concluded that the program should be considered anticompetitive unless certain adjustments were made. These adjustments have already been substantially incorporated into the current version of the Program. The SDE opinion did not threaten any fines and recommended that the other accusations be dismissed. After the SDE opinion, the proceeding was sent to CADE, which issued a ruling that, among other things, imposed a fine in the amount of 352m Brazilian real (202m US dollar). AmBev believes that CADE’s decision was without merit and thus has challenged it before the federal courts, which have ordered the suspension of the fine and other parts of the decision upon its posting of a guarantee. AmBev has already rendered a court bond (carta de fiança) for this purpose. According to its advisors’ analysis, a loss is possible (but not probable), and therefore the company has not established a provision in its financial statements. AmBev is also involved in other administrative proceedings before CADE and SDE, relating to the investigation of certain conduct, none of which the company believes contravenes applicable competition rules and regulations.

On December 1, 2009, AB InBev and several of its related companies were sued in Federal Court in the Eastern District of Missouri in a lawsuit styled Richard F. Angevine v. AB InBev, et al. The plaintiff seeks to represent a class of certain employees of Busch Entertainment Corporation, which was divested on December 1, 2009, and the four Metal Container Corporation plants which were divested on October 1, 2009. He also seeks to represent certain employees of any other Anheuser-Busch Companies, Inc. (ABC) subsidiary that has been divested or may be divested during the November 18, 2008 and November 17, 2011 period. The lawsuit contains claims that the class is entitled to enhanced retirement benefits under sections 4.3 and 19.11(f) of the Anheuser-Busch Companies’ Salaried Employees’ Pension Plan (the “Plan”). Specifically, plaintiff alleges that the divestitures resulted in his “involuntarily termination” from “ABC and its operating division and subsidiaries” within three years of the November 18, 2008 ABC/InBev merger, which allegedly triggers the enhanced benefits under the Plan. Plaintiff claims that by failing to provide him and the other class members with these enhanced benefits, AB InBev et al. breached their fiduciary duties under ERISA. He also seeks punitive damages and attorneys’ fees. AB InBev believes that it has defenses to these claims and intends to vigorously defend against the lawsuit.

33. RELATED PARTIES

TRANSACTIONS WITH DIRECTORS AND EXECUTIVE BOARD MANAGEMENT MEMBERS (KEY MANAGEMENT PERSONNEL)

In addition to short-term employee benefits (primarily salaries) AB InBev’s executive board management members are entitled to post-employment benefits. More particular, members of the executive board management participate in the pension plan of their respective country – see also Note 25 Employee Benefits. Finally, key management personnel are eligible for the company’s share option and/or share swap program (refer Note 26 Share-based Payments). Total directors and executive board management compensation included in the income statement can be detailed as follows:

	2009		2008		2007
Million US dollar	Directors	Executive board management	Directors	Executive board management	Directors	Executive board management
Short-term employee benefits	4	54	12	22	1	44
Post-employment benefits	—	2	—	3	—	1
Termination benefits	—	—	—	—	—	8
Share-based payments	4	51	2	15	1	23
Exceptional IFRS 2 adjustment	—	45	—	—	—	—

	8	152	14	40	2	76

Directors’ compensation consists mainly of directors’ fees (tantièmes). Key management personnel was not engaged in any transactions with AB InBev and did not have any significant outstanding balances with the company, with the exception of a consultancy agreement entered into between AB InBev and Mr. Busch IV in connection with the merger and which will continue until 31 December 2013. Under the terms of the consultancy agreement Mr. Busch IV received a lump sum cash payment of 10.3m US dollar in 2008. During the consultancy period Mr. Busch IV will be paid a fee of approximately 120 000 US dollar per month and Mr. Busch IV will be provided with an appropriate office in St Louis, Missouri, administrative support and certain employee benefits that are materially similar to those provided to full-time salaried employees of Anheuser-Busch.

Notes to the consolidated financial statements—(Continued)

The increase in key management remuneration mainly results from higher accruals for variable compensations in 2009 compared to 2008 when the people in Global Export and Holding Companies and most zones did not receive any variable compensation as a result of the business performance at that time, as well as the fair value-based option expense that is recognized in accordance with IFRS 2 on the share-based compensation plans including the November 2008 exceptional option grant linked to the Anheuser-Busch integration.

The exceptional IFRS 2 adjustment recognized in 2009 for a total of 45m US dollar relates to accelerated share-based payment expenses in accordance with IFRS 2, following the change in vesting conditions on certain share-based payment plans – refer to Note 8 Exceptional items and Note 26 Share-based payments.

JOINTLY CONTROLLED ENTITIES

AB InBev reports its interest in jointly controlled entities using the line-by-line reporting format for proportionate consolidation. Significant interests in joint ventures include two distribution entities in Canada and three entities in Brazil. None of these joint ventures are material to the company. Aggregate amounts of AB InBev’s interest are as follows:

Million US dollar	2009	2008
Non-current assets	76	68
Current assets	42	31
Non-current liabilities	131	85
Current liabilities	84	28
Result from operations	—	12
Profit attributable to equity holders	—	3

TRANSACTIONS WITH ASSOCIATES

AB InBev’s transactions with associates were as follows:

Million US dollar	2009	2008	2007
Revenue	45	12	12
Non-current assets	—	31	—
Current assets	9	14	52
Current liabilities	22	14	12

Revenue from associates primarily consists of sales to distributors in which AB InBev has a non-controlling interest.

34. SUPPLEMENTAL GUARANTOR FINANCIAL INFORMATION

On 13 October 2009, Anheuser-Busch InBev Worldwide Inc. issued (i) $1.50 billion principal amount of 3.000% unsecured notes due 2012, (ii) $1.25 billion principal amount of 4.125% unsecured notes due 2015, (iii) $2.25 billion principal amount of 5.375% unsecured notes due 2020 and (iv) $0.50 billion principal amounts of 6.375% unsecured notes due 2040 (collectively the “October Notes”). The October Notes are fully and unconditionally guaranteed by Anheuser-Busch InBev SA/NV (the “Parent Guarantor”). In addition, certain of the Parent Guarantor’s direct and indirect wholly-owned subsidiaries (InBev Belgium NV/SA, BrandBrew S.A., Cobrew NV/SA, InBev Nederland N.V., AB InBev France S.A.S., Interbrew International B.V., Interbrew Central European Holding B.V., Nimbuspath Limited, AmBrew S.A. and Anheuser-Busch Companies, Inc.), jointly and severally guaranteed the Notes, subject to certain limitations. The October Notes were exchanged for publicly registered notes on 8 February 2010.

On 7 April 2010, seven of the original guarantors of the October Notes terminated their guarantees. As of such date, in addition to the Parent Guarantor, the remaining guarantors of the October Notes are Anheuser-Busch Companies, Inc., BrandBrew S.A. and Cobrew NV/SA (the “Subsidiary Guarantors”). The condensed consolidating financial information presented below reflects the new guarantor structure and information previously presented as of 31 December 2008 and for the two years ending 31 December 2008 and 2007 has been revised accordingly.

The following condensed consolidating financial information presents the Condensed Consolidating Statement of Financial Position as of 31 December 2009 and 2008 (revised), the Condensed Consolidating Income Statement and Condensed Consolidating Statements of Cash Flows for the years ended 31 December 2009, 2008 (revised) and 2007(revised) of (a) AB InBev SA/NV (the Parent Guarantor), (b) Anheuser-Busch Worldwide Inc. (the Issuer), (c) the Subsidiary Guarantors, (d) the non-guarantor subsidiaries, (e) elimination entries necessary to consolidate the Parent with the issuer, the guarantor subsidiaries and the non-guarantor subsidiaries; and (e) the Company on a consolidated basis. Investments in consolidated subsidiaries are presented under the equity method of accounting. Separate financial statements and other disclosures with respect to the guarantor subsidiaries have not been provided as management believes the following information is sufficient, as the guarantor subsidiaries are 100% owned by the Parent and all guarantees are full and unconditional. Except as disclosed in Note 23 “Changes in Equity and Earnings per Share,” there are no restrictions on the Company’s ability to obtain funds from any of its direct or indirect wholly-owned subsidiaries through dividends, loans or advances.

Notes to the consolidated financial statements—(Continued)

Condensed Consolidating Income Statement

For the year ended 31 December 09 Million US dollar	AB InBev SA	AB InBev Worldwide Inc	Subsidiary Guarantors	Non- Guarantors	Eliminations	TOTAL
Revenue	—	—	14 791	23 035	(1 068)	36 758
Cost of sales	(2)	—	(7 795)	(10 469)	1 068	(17 198)
Gross profit	(2)	—	6 996	12 566	—	19 560

Distribution expenses	—	—	(441)	(2 230)	—	(2 671)
Sales and marketing expenses	(73)	—	(1 638)	(3 281)	—	(4 992)
Administrative expenses	886	(851)	(732)	(1 613)	—	(2 310)
Other operating income/(expenses), net	(293)	—	319	1 956	—	1 982
Profit from operations	518	(851)	4 504	7 398	—	11 569

Net finance cost	(2 768)	(1 180)	(999)	528	—	(4 419)

Share of result of associates	—	—	8	505	—	513
Profit before tax	(2 250)	(2 031)	3 513	8 431	—	7 663

Income tax expense	(2)	757	(1 481)	(1 060)	—	(1 786)
Profit after tax	(2 252)	(1 274)	2 032	7 371	—	5 877

Income from subsidiaries	6 865	3 034	744	1 346	(11 989)	—
Profit	4 613	1 760	2 776	8 717	(11 989)	5 877

Attributable to:
Equity holders of AB InBev	4 613	1 760	2 776	7 453	(11 989)	4 613
Minority interests	—	—	—	1 264	—	1 264

For the year ended 31 December 08 Million US dollar	AB InBev SA	AB InBev Worldwide Inc	Subsidiary Guarantors	Non- Guarantors	Eliminations	TOTAL
Revenue	—	—	1 595	22 055	(143)	23 507
Cost of sales	(3)	—	(978)	(9 498)	143	(10 336)
Gross profit	(3)	—	617	12 557	—	13 171

Distribution expenses	—	—	(86)	(2 639)	—	(2 725)
Sales and marketing expenses	(51)	—	(188)	(3 271)	—	(3 510)
Administrative expenses	51	(97)	(70)	(1 361)	(1)	(1 478)
Other operating income/(expenses), net	131	—	(157)	(93)	1	(118)
Profit from operations	128	(97)	116	5 193	—	5 340

Net finance cost	(393)	(173)	352	(1 386)	—	(1 600)

Share of result of associates	1	—	(1)	60	—	60
Profit before tax	(264)	(270)	467	3 867	—	3 800

Income tax expense	(36)	98	(15)	(721)	—	(674)
Profit after tax	(300)	(172)	452	3 146	—	3 126

Income from subsidiaries	2 227	58	132	224	(2 641)	—
Profit	1 927	(114)	584	3 370	(2 641)	3 126

Attributable to:
Equity holders of AB InBev	1 927	(114)	584	2 171	(2 641)	1 927
Minority interests	—	—	—	1 199	—	1 199

Notes to the consolidated financial statements—(Continued)

For the year ended 31 December 07 Million US dollar	AB InBev SA	AB InBev Worldwide Inc	Subsidiary Guarantors	Non- Guarantors	Eliminations	TOTAL
Revenue	—	—	—	19 735	—	19 735
Cost of sales	(2)	—	—	(8 116)	—	(8 118)
Gross profit	(2)	—	—	11 619	—	11 617

Distribution expenses	—	—	—	(2 343)	—	(2 343)
Sales and marketing expenses	(50)	—	—	(2 869)	—	(2 919)
Administrative expenses	(113)	—	(26)	(1 215)	—	(1 354)
Other operating income/(expenses), net	130	—	78	663	—	871
Profit from operations	(35)	—	52	5 855	—	5 872

Net finance cost	(21)	—	342	(1 139)	—	(818)

Share of result of associates	—	—	—	1	—	1
Profit before tax	(56)	—	394	4 717	—	5 055

Income tax expense	(33)	—	(16)	(839)	—	(888)
Profit after tax	(89)	—	378	3 878	—	4 167

Income from subsidiaries	3 094	—	160	374	(3 628)	—
Profit	3 005	—	538	4 252	(3 628)	4 167

Attributable to:
Equity holders of AB InBev	3 005	—	538	3 090	(3 628)	3 005
Minority interests	—	—	—	1 162	—	1 162

Notes to the consolidated financial statements—(Continued)

Condensed Consolidating Statement of Financial Position

As at 31 December 09 Million US dollar	AB InBev SA	AB InBev Worldwide Inc	Subsidiary Guarantors	Non-Guarantors	Eliminations	TOTAL
ASSETS
Non-current assets
Property, plant and equipment	88	—	7 016	9 357	—	16 461
Goodwill	—	—	32 617	19 508	—	52 125
Intangible assets	192	—	21 221	1 752	—	23 165
Investments in subsidiaries	53 923	55 611	4 544	33 999	(148 077)	—
Investments in associates	1	—	69	6 674	—	6 744
Other non-current assets	686	—	11 595	2 223	(11 327)	3 177
	54 890	55 611	77 062	73 513	(159 404)	101 672

Current assets
Inventories	—	—	850	1 504	—	2 354
Trade and other receivables	1 279	—	3 144	5 918	(6 242)	4 099
Cash and cash equivalents	11	914	5 872	(3 108)	—	3 689
Other current assets	—	855	17	694	(855)	711
	1 290	1 769	9 883	5 008	(7 097)	10 853
Total assets	56 180	57 380	86 945	78 521	(166 501)	112 525

EQUITY AND LIABILITIES
Equity
Equity attributable to equity holders of AB InBev	37 921	31 780	56 637	52 057	(148 077)	30 318
Minority interests	—	—	10	2 843	—	2 853
	37 921	31 780	56 647	54 900	(148 077)	33 171

Non-current liabilities
Interest-bearing loans and borrowings	11 288	25 258	6 224	15 605	(11 326)	47 049
Employee benefits	3	—	1 680	928	—	2 611
Deferred tax liabilities	—	—	11 800	695	—	12 495
Other non-current liabilities	177	—	1 228	1 540	—	2 945
	11 468	25 258	20 932	18 768	(11 326)	65 100

Current liabilities
Interest-bearing loans and borrowings	1 102	—	3 162	2 904	(5 153)	2 015
Trade and other payables	1 055	342	3 938	7 132	(1 090)	11 377
Other current liabilities	4 634	—	2 266	(5 183)	(855)	862
	6 791	342	9 366	4 853	(7 098)	14 254
Total equity and liabilities	56 180	57 380	86 945	78 521	(166 501)	112 525

Notes to the consolidated financial statements—(Continued)

As at 31 December 08 Million US dollar	AB InBev SA	AB InBev Worldwide Inc	Subsidiary Guarantors	Non- Guarantors	Eliminations	TOTAL
ASSETS
Non-current assets
Property, plant and equipment	101	—	9 641	9 929	—	19 671
Goodwill	—	—	32 922	17 322	—	50 244
Intangible assets	124	—	21 816	1 697	—	23 637
Investments in subsidiaries	48 173	52 577	3 648	32 654	(137 052)	—
Investments in associates	1	—	114	6 756	—	6 871
Other non-current assets	739	—	9 014	2 079	(9 338)	2 494
	49 138	52 577	77 155	70 437	(146 390)	102 917

Current assets
Inventories	—	—	944	1 924	—	2 868
Trade and other receivables	1 100	—	4 355	3 527	(4 856)	4 126
Cash and cash equivalents	1	398	851	1 686	—	2 936
Other current assets	26	98	249	626	(98)	901
	1 127	496	6 399	7 763	(4 954)	10 831
Total assets	50 265	53 073	83 554	78 200	(151 344)	113 748

EQUITY AND LIABILITIES
Equity
Equity attributable to equity holders of AB InBev	29 664	26 819	54 067	48 944	(137 052)	22 442
Minority interests	—	—	11	1 978	—	1 989
	29 664	26 819	54 078	50 922	(137 052)	24 431

Non-current liabilities
Interest-bearing loans and borrowings	15 312	20 212	8 629	13 224	(9 338)	48 039
Employee benefits	2	—	2 218	763	—	2 983
Deferred tax liabilities	—	—	11 741	828	—	12 569
Other non-current liabilities	167	—	1 339	1 053	—	2 559
	15 481	20 212	23 927	15 868	(9 338)	66 150

Current liabilities
Interest-bearing loans and borrowings	4 462	5 441	1 446	4 397	(4 445)	11 301
Trade and other payables	586	601	3 535	5 927	(411)	10 238
Other current liabilities	72	—	568	1 086	(98)	1 628
	5 120	6 042	5 549	11 410	(4 954)	23 167
Total equity and liabilities	50 265	53 073	83 554	78 200	(151 344)	113 748

Notes to the consolidated financial statements—(Continued)

Condensed Consolidating Statement of Cash Flows

For the year ended 31 December 09 Million US dollar	AB InBev SA	AB InBev Worldwide Inc	Subsidiary Guarantors	Non-Guarantors	Eliminations	TOTAL
OPERATING ACTIVITIES
Profit	4 613	1 760	2 776	8 717	(11 989)	5 877
Depreciation, amortization and impairment	111	—	1 035	1 839	—	2 985
Additions/(reversals) in provisions and employee benefits	50	—	(65)	203	—	188
Net finance cost	2 768	1 180	982	(511)	—	4 419
Loss/(gain) on sale of subsidiaries and associates	130	—	11	(1 696)	—	(1 555)
Income tax expense	2	(757)	1 481	1 060	—	1 786
Investment income	(6 865)	(3 034)	(744)	(1 346)	11 989	—
Other items	126	—	—	(596)	—	(470)
Cash flow from operating activities before changes in working capital and use of provisions	935	(851)	5 476	7 670	—	13 230
Increase/(decrease) in trade and other payables	(387)	—	858	831	(965)	337
Other working capital and provisions	(284)	—	(97)	(691)	974	(98)
Cash generated from operations	264	(851)	6 237	7 810	9	13 469
Interest paid, net	(391)	(786)	(698)	(896)	(5)	(2 776)
Dividends received	4 531	3 200	506	5 354	(13 591)	—
Income tax paid	24	—	(977)	(616)	—	(1 569)
Cash flow from operating activities	4 428	1 563	5 068	11 652	(13 587)	9 124

INVESTING ACTIVITIES
Sale of subsidiaries, net of cash disposed of	585	—	2 446	7 025	(4 824)	5 232
Acquisition of subsidiaries, net of cash acquired	(127)	(454)	(149)	(831)	953	(608)
Purchase of minority interests	—	—	—	(38)	—	(38)
Acquisition of property, plant and equipment and of intangible assets	(44)	—	(274)	(1 395)	—	(1 713)
Net proceeds/(acquisition) of other assets	649	—	588	(2 494)	3 653	2 396
Cash Flow from Investing Activities	1 063	(454)	2 611	2 267	(218)	5 269

FINANCING ACTIVITIES
Net proceeds from the issue of share capital	131	—	(1)	(3 925)	3 871	76
Net purchase of treasury shares	—	—	—	—	—	—
Proceeds from borrowings	11 045	13 407	6 445	13 556	(16 619)	27 834
Payments on borrowings	(18 775)	(14 000)	(7 390)	(12 308)	12 846	(39 627)
Cash net finance costs other than interests	(1 982)	—	520	1 396	—	(66)
Dividends paid	(597)	—	(3 479)	(10 792)	13 555	(1 313)
Cash flow from financing activities	(10 178)	(593)	(3 905)	(12 073)	13 653	(13 096)

Net increase/(decrease) in cash and cash equivalents	(4 687)	516	3 774	1 846	(152)	1 297

Cash and cash equivalents less bank overdrafts at beginning of year	—	398	463	1 310	—	2 171
Effect of exchange rate fluctuations	153	—	(201)	89	152	193
Cash and cash equivalents less bank overdrafts at end of year	(4 534)	914	4 036	3 245	—	3 661

Notes to the consolidated financial statements—(Continued)

For the year ended 31 December 08 Million US dollar	AB InBev SA	AB InBev Worldwide Inc	Subsidiary Guarantors	Non-Guarantors	Eliminations	TOTAL
OPERATING ACTIVITIES
Profit	1 927	(114)	584	3 370	(2 641)	3 126
Depreciation, amortization and impairment	43	—	132	1 886	—	2 061
Additions/(reversals) in provisions and employee benefits	9	—	237	326	—	572
Net finance cost	394	173	(355)	1 388	—	1 600
Income tax expense	36	(98)	15	721	—	674
Investment income	(2 227)	(58)	(132)	(224)	2 641	—
Other items	18	—	4	(120)	—	(98)
Cash flow from operating activities before changes in working capital and use of provisions	200	(97)	485	7 347	—	7 935
Increase/(decrease) in trade and other payables	145	—	(98)	596	(279)	364
Other working capital and provisions	(88)	—	7	(800)	204	(677)
Cash generated from operations	257	(97)	394	7 143	(75)	7 622
Interest paid, net	(36)	(5)	346	(1 154)	—	(849)
Dividends received	1 835	—	149	3 744	(5 727)	1
Income tax paid	(73)	—	(15)	(1 153)	—	(1 241)
Cash flow from operating activities	1 983	(102)	874	8 580	(5 802)	5 533

INVESTING ACTIVITIES
Acquisition of subsidiaries, net of cash acquired	(28 557)	(52 019)	229	(26 583)	55 304	(51 626)
Purchase of minority interests	—	—	—	(853)	—	(853)
Acquisition of property, plant and equipment and of intangible assets	(97)	—	(200)	(2 717)	362	(2 652)
Net proceeds/(acquisition) of other assets	1 150	—	(4 048)	(459)	3 610	253
Cash Flow from Investing Activities	(27 504)	(52 019)	(4 019)	(30 612)	59 276	(54 878)

FINANCING ACTIVITIES
Net proceeds from the issue of share capital	9 733	26 519	2 038	26 774	(55 300)	9 764
Net purchase of treasury shares	(152)	—	(635)	(10)	—	(797)
Proceeds from borrowings	20 390	26 000	8 244	6 378	(4 587)	56 425
Payments on borrowings	(2 184)	—	(5 619)	(4 831)	681	(11 953)
Cash net finance costs other than interests	(336)	—	60	(362)	—	(638)
Dividends paid	(2 005)	—	(637)	(6 036)	5 756	(2 922)
Cash flow from financing activities	25 446	52 519	3 451	21 913	(53 450)	49 879
Net increase/(decrease) in cash and cash equivalents	(75)	398	306	(119)	24	534
Cash and cash equivalents less bank overdrafts at beginning of year	1	—	195	1 635	—	1 831
Effect of exchange rate fluctuations	74	—	(38)	(206)	(24)	(194)
Cash and cash equivalents less bank overdrafts at end of year	—	398	463	1 310	—	2 171

Notes to the consolidated financial statements—(Continued)

For the year ended 31 December 07 Million US dollar	AB InBev SA	AB InBev Worldwide Inc	Subsidiary Guarantors	Non-Guarantors	Eliminations	TOTAL
OPERATING ACTIVITIES
Profit	3 005	—	538	4 252	(3 628)	4 167
Depreciation, amortization and impairment	29	—	1	1 445	—	1 475
Additions/(reversals) in provisions and employee benefits	17	—	9	160	—	186
Net finance cost	21	—	(342)	1 139	—	818
Income tax expense	32	—	16	840	—	888
Investment income	(3 094)	—	(160)	(374)	3 628	—
Other items	40	—	(29)	(458)	—	(447)
Cash flow from operating activities before changes in working capital and use of provisions	50	—	33	7 004	—	7 087
Increase/(decrease) in trade and other payables	(31)	—	15	521	(18)	487
Other working capital and provisions	(61)	—	(29)	(546)	23	(613)
Cash generated from operations	(42)	—	19	6 979	5	6 961
Interest paid, net	15	—	333	(1 142)	2	(792)
Dividends received	3 053	—	104	2 419	(5 575)	1
Income tax paid	(26)	—	(15)	(572)	—	(613)
Cash flow from operating activities	3 000	—	441	7 684	(5 568)	5 557

INVESTING ACTIVITIES
Acquisition of subsidiaries, net of cash acquired	(1 519)	—	—	(321)	1 580	(260)
Purchase of minority interests	—	—	—	(1 576)	—	(1 576)
Acquisition of property, plant and equipment and of intangible assets	(75)	—	2	(2 089)	—	(2 162)
Net proceeds/(acquisition) of other assets	(75)	—	257	2 525	(1 934)	773
Cash Flow from Investing Activities	(1 669)	—	259	(1 461)	(354)	(3 225)

FINANCING ACTIVITIES
Net proceeds from the issue of share capital	53	—	—	105	(43)	115
Net purchase of treasury shares	(820)	—	(1)	—	—	(821)
Proceeds from borrowings	3 023	—	2 314	5 948	(2 335)	8 950
Payments on borrowings	(3 001)	—	(2 506)	(5 671)	2 729	(8 449)
Cash net finance costs other than interests	(3)	—	(3)	(64)	—	(70)
Dividends paid	(595)	—	(365)	(5 682)	5 590	(1 052)
Cash flow from financing activities	(1 343)	—	(561)	(5 364)	5 941	(1 327)
Net increase/(decrease) in cash and cash equivalents	(12)	—	139	859	19	1 005
Cash and cash equivalents less bank overdrafts at beginning of year	1	—	40	664	—	705
Effect of exchange rate fluctuations	12	—	16	112	(19)	121
Cash and cash equivalents less bank overdrafts at end of year	1	—	195	1 635	—	1 831

Notes to the consolidated financial statements—(Continued)

35. EVENTS AFTER THE BALANCE SHEET DATE

AB InBev announced on 26 February 2010 that it has obtained 17.2 billion US dollar in long-term bank financing enabling the company to fully refinance its original 54 billion US dollar senior acquisition facilities. The new financing consists of a 13 billion US dollar facility agreement that provides for an 8 billion US dollar 5-year revolving credit facility and a 5 billion US dollar 3-year term facility. In addition, the company has obtained 4.2 billion US dollar in long term bilateral facilities. The new credit facilities allow the company to further extend its debt maturities while building additional liquidity, thus enhancing its credit profile as evidenced by the improved terms under the facilities, which do not include financial covenants.

On 24 March 2010, Anheuser-Busch InBev Worldwide Inc. announced that it had completed the pricing of 3.25b US dollar aggregate principal amount of notes, consisting of USD 500 million aggregate principal amount of floating rate notes due 2013, USD 1.0 billion aggregate principal amount of fixed rate notes due 2013, USD 750 million aggregate principal amount of fixed rate notes due 2015 and USD 1.0 billion aggregate principal amount of fixed notes due 2020.The notes were issued by AB InBev Worldwide Inc. and are unconditionally and irrevocably guaranteed by its parent company, Anheuser-Busch InBev NV/SA. In addition, certain subsidiaries of Anheuser-Busch InBev NV/SA have also provided guarantees in respect of the notes. The notes have been offered and sold to institutional buyers in the US pursuant to Rule 144a and outside the US pursuant to Regulation S under the US Securities Act of 1933, as amended. The net proceeds from the sale of the notes have been used to repay a portion of the outstanding indebtedness under the 45b US dollar senior facilities incurred to finance the acquisition of Anheuser Busch.

As a direct consequence of these transactions, exceptional net finance cost in 2010 will include incremental non-cash accretion expenses of approximately 186m US dollar, in addition to a one-time negative mark-to-market adjustment estimated to be approximately 390m US dollar in 2010, as the interest rate swaps hedging on 7.15 billion US dollar of the original acquisition facility will no longer be effective. The estimated negative mark-to-market impact is subject to interest rate volatility and will be determined at the time of the execution of related transactions. While the accretion expense is a non-cash item, the cash equivalent of the negative mark-to-market adjustment will be spread over 2010 and 2011.

Notes to the consolidated financial statements—(Continued)

36. AB INBEV COMPANIES

Listed below are the most important AB InBev companies. A complete list of the company’s investments is available at AB InBev NV, Brouwerijplein 1, B-3000 Leuven, Belgium. The total number of companies consolidated (fully, proportional and equity method) is 360.

LIST OF MOST IMPORTANT FULLY CONSOLIDATED COMPANIES

NAME AND REGISTERED OFFICE OF FULLY CONSOLIDATED COMPANIES	% OF ECONOMIC INTEREST AS AT 31 DECEMBER 2009
ARGENTINA
CERVECERIA Y MALTERIA QUILMES SAICA y G - Charcas 5160 - Buenos Aires	61.77

BELGIUM
AB INBEV NV - Grote Markt 1 - 1000 - Brussel	Consolidating Company
BRASSERIE DE L’ABBAYE DE LEFFE S.A. - Place de l’Abbaye 1 - 5500 - Dinant	98.54
BROUWERIJ VAN HOEGAARDEN N.V. - Stoopkensstraat 46 - 3320 - Hoegaarden	100.00
COBREW N.V. - Brouwerijplein 1 - 3000 - Leuven	100.00
INBEV BELGIUM N.V. - Industrielaan 21 - 1070 - Brussel	100.00

BOLIVIA
CERVECERIA BOLIVIANA NACIONAL S.A. - Av. Montes 400 and Chuquisaca Street - La Paz	61.77

BRAZIL
COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV - Rua Dr. Renato Paes de Barros, 1017, 4° Andar (parte), cj. 44 e 42 - Itaim Bibi, São Paulo	61.87

CANADA
LABATT BREWING COMPANY LIMITED - 207 Queen’s Quay West, Suite 299 - M5J 1A7 - Toronto	61.87

CHILE
CERVECERIA CHILE S.A. - Av. Presidente Eduado Frei Montalva 9600 - Quilicura	61.77

CHINA
BUDWEISER WUHAN INTERNATIONAL BREWING COMPANY LIMITED - Qingduankou Shang Shou - Hanyang District - Wuhan City - Hubei 430051	97.06
HARBIN BREWING COMPANY LIMITED - 20 Youfang Street - Xiangfang District - Harbin, Heilongjiang Province	100.00
INBEV (ZHOUSHAN) BREWERY CO LTD - No.1 Linggang Yi Road, Linggang industrial area, Dinghai District - Zhou Shan	100.00
INBEV BAISHA (HUNAN) BREWERY CO LTD - No. 304 Shao Shan Zhong Lu - Changsha	100.00
INBEV DOUBLE DEER GROUP CO LTD - 419 Wu Tian Street - Wenzhou	55.00
INBEV JINLONGQUAN (HUBEI) BREWERY CO LTD - 89 Chang Ning Street - Jingmen	60.00
INBEV JINLONGQUAN (XIAOGAN) BREWERY CO LTD - No. 198 Chengzhan Street - Xiaogan	60.00
INBEV KK (NINGBO) BREWERY CO LTD - Yiyiang Zhen, 315000 - Ningbo	100.00
INBEV SEDRIN BREWERY Co, Ltd - 660 Gong Ye Road, Putian Hanjiang District - Fujiang	100.00
INBEV SHILIANG (ZHEJIANG) BREWERY CO LTD. - 159, Qi Xia Dong Road - Cheng Guan, Tiantai County	100.00
INBEV ZHEDONG (ZHEHIANG) BREWERY CO. LTD - Yiyiang Zhen, 315000 - Ningbo	100.00
NANJING INBEV JINLING BREWERY CO. LTD - Qi Li Qiao, Yiang Pu District - 211800	100.00

DOMINICAN REPUBLIC
COMPAÑIA CERVECERA AMBEV DOMINICANA C. por A. - Av. San Martin, 279 - Apartado Postal 723 - Santo Domingo	61.87

ECUADOR
COMPAÑIA CERVECERA AMBEV ECUADOR S.A. - Av. Amazonas E4-69 y Av. Patria - Quito	61.87

FRANCE
INBEV FRANCE S.A. - Avenue Pierre Brossolette 14 BP 9 - 59280 - Armentières	100.00

GERMANY
BRAUEREI BECK GmbH & CO. KG - Am Deich 18/19 - 28199 - Bremen	100.00
BRAUEREI DIEBELS GmbH & CO.KG - Brauerei-Diebels-Strasse 1 - 47661 - Issum	100.00
BRAUERGILDE HANNOVER AG - Hildesheimer Strasse 132 - 30173 - Hannover	100.00
HAAKE-BECK BRAUEREI GmbH & Co. KG - Am Deich 18/19 - 28199 - Bremen	99.94
HASSERÖDER BRAUEREI GmbH - Auerhahnring 1 - 38855 - Wernigerode	100.00
INBEV GERMANY HOLDING GmbH - Am Deich 18/19 - 28199 - Bremen	100.00
SPATEN - FRANZISKANER - BRÄU GmbH - Marsstrasse 46 + 48 - 80335 - München	100.00

GRAND DUCHY OF LUXEMBURG
BRASSERIE DE LUXEMBOURG MOUSEL - DIEKIRCH - 1, Rue de la Brasserie - L-9214 - Diekirch	95.54

GUATEMALA
INDUSTRIAS DEL ATLANTICO - 43 Calle 1-10 CLzd.Aguilar Batres Zona 12, Edificio Mariposa, nivel 4 - 01012 - Zacapa	30.94

PARAGUAY
CERVECERIA PARAGUAYA S.A. - Ruta Villeta KM 30 - Ypané	61.77

PERU
COMPANIA CERVECERA AMBEV PERU SAC - Av. Los Laureles Mz. A Lt. 4 del Centro Poblado Menor Santa Maria de s/n Huachipa - Lurigancho, Chosica City Lima 15	61.87

Notes to the consolidated financial statements—(Continued)

NAME AND REGISTERED OFFICE OF FULLY CONSOLIDATED COMPANIES	% OF ECONOMIC INTEREST AS AT 31 DECEMBER 2009
RUSSIA
OAO SUN INBEV - 28 Moscovskaya Street, Moscow region - 141600 - Klin	99.57

THE NETHERLANDS
INBEV NEDERLAND N.V. - Ceresstraat 1 - 4811 CA - Breda	100.00
INTERBREW INTERNATIONAL B.V. - Ceresstraat 1 - 4811 CA - Breda	100.00

US
ANHEUSER-BUSCH COMPANIES, INC. - One Busch Place - St. Louis, MO 63118	100.00
ANHEUSER-BUSCH INTERNATIONAL, INC. - One Busch Place - St. Louis, MO 63118	100.00
ANHEUSER-BUSCH PACKAGING GROUP, INC. - 3636 S. Geyer Road - Sunset Hills, MO 63127	100.00

UKRAINE
SUN INBEV UKRAINE - Bozhenko 87 - 03150 - Kyiv	99.57

UNITED KINGDOM
BASS BEERS WORLDWIDE LIMITED - Porter Tun House, 500 Capability Green - LU1 3LS - Luton	100.00
INBEV UK LTD - Porter Tun House, 500 Capability Green - LU1 3LS - Luton	100.00
STAG BREWING COMPANY LIMITED - The Stag Brewery - Lower Richmond Road - SW14 7ET -Mortlake, London	100.00

URUGUAY
CERVECERIA Y MALTERIA PAYSSANDU S.A. - Rambla Baltasar Brum, 2933 - 11800 - Payssandu	61.77

VENEZUELA
C. A. CERVECERIA NACIONAL - Av. Principal Boleita Norte, Edif. Draza, Piso 2 - Caracas	31.53

LIST OF MOST IMPORTANT ASSOCIATED COMPANIES

NAME AND REGISTERED OFFICE OF ASSOCIATES	% OF ECONOMIC INTEREST AS AT 31 DECEMBER 2009
MEXICO
GRUPO MODELO S.A.B. de C.V. - Torre Acuario - Javier Barros Sierra No 555 - Piso 6 - Colonia Zedec Santa Fe - Delagacion Alvaro Obregon - 01210 México, D.F.	50.20

EXHIBITS

1.1	Consolidated Articles of Association of Anheuser-Busch InBev SA/NV, dated as of 25 March 2010 (English-language translation) (incorporated by reference to Exhibit 99.1 to Form 6-K filed by Anheuser-Busch InBev SA/NV on 30 March 2010).

3.1	Amended and Restated Anheuser-Busch InBev Shareholders Agreement (formerly InBev Shareholders Agreement and Interbrew Shareholders Agreement) dated 9 September 2009 among BRC S.à.R.L, Eugenie Patri Sebastien S.A. (formerly Eugenie Patri Sebastien SCA), Stichting Anheuser-Busch InBev (formerly Stichting InBev and Stichting Interbrew) and Rayvax Societe d’Investissement NV/SA (incorporated by reference to Exhibit 3.1 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 14 September 2009).

3.2	Voting Agreement between Stichting Anheuser-Busch InBev, Fonds InBev-Baillet Latour SPRL and Fonds Voorzitter Verhelst SPRL, dated 17 October 2008 (incorporated by reference to Exhibit 3.2 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 14 September 2009).

4.1	Agreement and Plan of Merger, by and among Anheuser-Busch Companies, Inc., InBev NV/SA and Pestalozzi Acquisition Corp., dated as of 13 July 2008 (incorporated by reference to Exhibit 2.1 to Form 8-K filed by Anheuser-Busch Companies, Inc. on 16 July 2008).

4.2	Senior Facilities Agreement for Anheuser-Busch InBev SA/NV and Anheuser-Busch InBev Worldwide Inc., dated 26 February 2010.* (filed herewith)

8.1	List of significant subsidiaries (included in Note 36 to our actual audited consolidated financial statements included in this Form 20-F).

11.1	Code of Business Conduct, dated as of August 2009 (filed herewith)

12.1	Principal Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Principal Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Principal Executive Officer and Principal Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of KPMG—Bedrijfsrevisoren/Réviseurs d’Entreprises.

15.2	Consent of PricewaterhouseCoopers LLP.

Note:

*	Certain terms are omitted pursuant to a request for confidential treatment.