Form 20-F
period 2010-12-31
Anheuser-Busch InBev S.A.
filed 2011-04-13
CIK 1140467

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 December 2010

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

Brouwerijplein 1, 3000 Leuven

Belgium

Telephone No.: + 32 16 27 61 11

Fax No.: + 32 16 50 61 11

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary shares without nominal value	New York Stock Exchange*

American Depositary Shares, each representing one ordinary share without nominal value	New York Stock Exchange

Floating Rate Notes due 2014	New York Stock Exchange

9.750% Notes due 2015	New York Stock Exchange

2.875% Notes due 2016	New York Stock Exchange

4.375% Notes due 2021	New York Stock Exchange

*	Not for trading, but in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

1,605,183,954 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☒  Yes    ☐  No

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☒                Accelerated filer  ☐                Non-accelerated filer ☐

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

PRESENTATION OF FINANCIAL AND OTHER DATA

We have prepared our audited consolidated financial statements as of 31 December 2010 and 2009, and for the three years ended 31 December 2010, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). The financial information and related discussion and analysis contained in this item are presented in U.S. dollars except as otherwise specified. Unless otherwise specified, the financial information analysis in this Form 20-F is based on our actual audited consolidated financial statements as of 31 December 2010 and 2009, and for the three years ended 31 December 2010.

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

Following the Anheuser-Busch acquisition and the resulting increased leverage, we completed a series of assets disposals in 2009 and have utilized certain of the proceeds from such disposals to repay indebtedness incurred to finance the Anheuser-Busch acquisition. Accordingly, the financial information presented in this Form 20-F may not reflect the scope of our business as it will be conducted in the future.

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

PRESENTATION OF MARKET INFORMATION

Market information (including market share, market position and industry data for our operating activities and those of our subsidiaries or of companies acquired by us) or other statements presented in this Form 20-F regarding our position (or that of companies acquired by us) relative to our competitors largely reflect the best estimates of our management. These estimates are based upon information obtained from customers, trade or business organizations and associations, other contacts within the industries in which we operate and, in some cases, upon published statistical data or information from independent third parties. Except as otherwise stated, our market share data, as well as our management’s assessment of our comparative competitive position, has been derived by comparing our sales figures for the relevant period to our management’s estimates of our competitors’ sales figures for such period, as well as upon published statistical data and information from independent third parties, and, in particular, the reports published and the information made available by, among others, the local brewers’ associations and the national statistics bureaus in the various countries in which we sell our products. The principal sources generally used include Plato Logic Limited and AC Nielsen, as well as Beer Institute (for the United States), the Brewers Association of Canada (for Canada), CCR (for Ecuador, Paraguay and Peru), CIES (for Bolivia), CAVEFACE (for Venezuela), AC Nielsen (for Argentina), FECU (for Chile), Belgian Brewers (for Belgium), MREB (for Montenegro), the National Statistics Bureau (for China), the British Beer and Pub Association (for the United Kingdom), Deutscher Brauer-Bund (for Germany), Centraal Brouwerij Kantoor—CBK (for the Netherlands), Association des Brasseurs de France (for France), Associazione degli Industriali della Birra e del Malto (for Italy), Fédération des Brasseurs Luxembourgeois (for Luxembourg), Ukrainian Brewers’ Association (for Ukraine), the Czech Beer and Malt Association (for the Czech Republic), the MEMRB (for Romania), Union of Brewers in Bulgaria (UBB) (for Bulgaria), government statistics (for Cuba) and other local brewers’ associations. You should not rely on the market share and other market information presented herein as precise measures of market share or of other actual conditions.

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

•	limitations on our ability to contain costs and expenses;

•	our expectations with respect to expansion, premium growth, accretion to reported earnings, working capital improvements and investment income or cash flow projections;

•	our ability to continue to introduce competitive new products and services on a timely, cost-effective basis;

•	the effects of competition and consolidation in the markets in which we operate, which may be influenced by regulation, deregulation or enforcement policies;

•	changes in consumer spending;

•	changes in pricing environments;

•	volatility in commodity prices;

•	difficulties in maintaining relationships with employees;

•

the monetary and interest rate policies of central banks, in particular the European Central Bank, the Board of Governors of the U.S. Federal Reserve System, the Bank of England, Banco Central do Brasil and other central banks;

•	continued availability of financing and our ability to achieve our targeted coverage and debt levels and terms;

•	market risks, such as interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, inflation or deflation;

•	regional or general changes in asset valuations;

•	greater than expected costs (including taxes) and expenses;

•	the risk of unexpected consequences resulting from acquisitions, including the Anheuser-Busch acquisition;

•	tax consequences of restructuring and our ability to optimize our tax rate after the Anheuser-Busch acquisition;

•	the outcome of pending and future litigation and governmental proceedings;

•	changes in government policies;

•

changes in applicable laws, regulations and taxes in jurisdictions in which we operate, including the laws and regulations governing our operations, as well as actions or decisions of courts and regulators;

•	natural and other disasters;

•	any inability to economically hedge certain risks;

•	inadequate impairment provisions and loss reserves;

•	technological changes; and

•	our success in managing the risks involved in the foregoing.

Certain of the cost savings and synergies information related to the Anheuser-Busch acquisition set forth in “Item 4. Information on the Company—B. Business Overview—1. Strengths and Strategy—Strengths” of this Form 20-F constitute forward-looking statements and may not be representative of the actual cost savings and synergies that will result from the Anheuser-Busch acquisition because they are based on estimates and assumptions that are inherently subject to significant uncertainties which are difficult to predict, and accordingly, there can be no assurance that these cost savings and synergies will be realized.

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

A. DIRECTORS AND SENIOR MANAGEMENT

Not applicable.

B. ADVISERS

Not applicable.

C. AUDITORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

A. OFFER STATISTICS

Not applicable.

B. METHOD AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. SELECTED FINANCIAL DATA

The selected historical financial information presented below as of 31 December 2010, 2009, 2008, 2007 and 2006, and for the five years ended 31 December 2010 has been derived from our audited consolidated financial statements, which were prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”).

The selected historical financial information presented in the tables below should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements and the accompanying notes. The audited consolidated financial statements and the accompanying notes as of 31 December 2010 and 2009 and for the three years ended 31 December 2010 have been included in this Form 20-F.

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

	Year ended 31 December
	2010	2009	2008	2007	2006
	(USD million, unless otherwise indicated)
Income Statement Data	(audited)
Revenue(1)	36,297	36,758	23,507	19,735	16,692
Profit from operations	10,897	11,569	5,340	5,872	3,925
Profit	5,762	5,877	3,126	4,167	2,667
Profit attributable to our equity holders	4,026	4,613	1,927	3,005	1,770
Weighted average number of ordinary shares (million shares)(2),(6)	1,592	1,584	999	976	972
Diluted weighted average number of ordinary shares (million shares)(3),(6)	1,611	1,593	1,000	981	980
Basic earnings per share (USD)(4),(6)	2.53	2.91	1.93	3.08	1.82
Diluted earnings per share (USD)(5),(6)	2.50	2.90	1.93	3.06	1.81
Dividends per share (USD)	1.07	0.55	0.35	3.67	0.95
Dividends per share (EUR)	0.80	0.38	0.28	2.44	0.72

	As of 31 December
	2010	2009	2008 (adjusted)(7)	2007	2006
	(USD million, unless otherwise indicated)
Financial Position Data	(audited)				(unaudited)
Total assets	114,342	112,525	113,748	42,247	34,566
Equity	38,799	33,171	24,431	21,949	17,308
Equity attributable to our equity holders	35,259	30,318	22,442	20,057	16,149
Issued capital	1,733	1,732	1,730	559	558

Other Data
Volumes (million hectoliters)	399	409	285	271	247

Notes:

(1)	Turnover less excise taxes and discounts. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to our customers (see “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Excise Taxes”).
(2)	Weighted average number of ordinary shares means, for any period, the number of shares outstanding at the beginning of the period, adjusted by the number of shares canceled, repurchased or issued during the period multiplied by a time-weighting factor.
(3)	Diluted weighted average number of ordinary shares means the weighted average number of ordinary shares, adjusted by the effect of share options issued.
(4)	Earnings per share means, for any period, profit attributable to our equity holders for the period divided by the weighted average number of ordinary shares.
(5)	Diluted earnings per share means, for any period, profit attributable to our equity holders for the period divided by the diluted weighted average number of ordinary shares.
(6)	In accordance with IAS 33, we adjusted historical data per share for each of the years ended 31 December 2007 and 2006 by an adjustment ratio of 0.6252 as a result of the capital increase pursuant to the rights offering we completed in December 2008 to restate (i) the weighted average number of ordinary shares; (ii) the diluted weighted average number of ordinary shares; (iii) the basic earnings per share; and (iv) the diluted earnings per share.
(7)	In 2009, the company completed the purchase price allocation of the Anheuser-Busch acquisition in accordance with IFRS 3. IFRS 3 requires the acquirer to retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date. As such, total assets have been adjusted to reflect the final purchase price adjustments.

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

We are exposed to the risk of a global recession or a recession in one or more of our key markets, credit and capital market volatility and an economic or financial crisis, which could result in lower revenue and reduced profit. Any such development could adversely affect demand for beer, which could result in a deterioration in our results of operations.

Beer and soft drinks consumption in many of the jurisdictions in which we operate is closely linked to general economic conditions, with levels of consumption tending to rise during periods of rising per capita income and fall during periods of declining per capita income. Additionally, per capita consumption is inversely related to the sale price of our products.

Besides moving in concert with changes in per capita income, beer consumption also increases or decreases in accordance with changes in disposable income.

Currently, disposable income is low in many of the developing countries in which we operate compared to disposable income in more developed countries. Any decrease in disposable income resulting from an increase in inflation, income taxes, the cost of living, unemployment levels, political or economic instability or other factors would likely adversely affect demand for beer. Moreover, because a significant portion of our brand portfolio consists of premium beers, our volumes and revenue may be impacted to a greater degree than those of some of our competitors, as some consumers may choose to purchase value or discount brands rather than super-premium, premium or mainstream/core brands. For additional information on the categorization of the beer market and our positioning, see “Item 4. Information on the Company—B. Business Overview—2. Principal Activities and Products—Beer.”

Capital and credit market volatility, such as that experienced recently, may result in downward pressure on stock prices and credit capacity of issuers. A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on our ability to access capital, on our business, results of operations and financial condition, and on the market price of our shares and ADSs.

Our results of operations are affected by fluctuations in exchange rates.

Although we report our consolidated results in U.S. dollars, in 2010, we derived approximately 60% of our revenue from operating companies that have non-U.S. dollar functional currencies (in most cases, in the local currency of the respective operating company). Consequently, any change in exchange rates between our operating companies’ functional currencies and the U.S. dollar will affect our consolidated income statement and balance sheet when the results of those operating companies are translated into U.S. dollars for reporting purposes. Decreases in the value of our operating companies’ functional currencies against the U.S. dollar will tend to reduce those operating companies’ contributions in dollar terms to our financial condition and results of operations.

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

See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments” and note 29 to our audited financial information as of 31 December 2010 and 2009, and for the three years ended 31 December 2010, for further details on our approach to hedging commodity price and foreign currency risk.

Changes in the availability or price of raw materials, commodities and energy could have an adverse effect on our results of operations.

A significant portion of our operating expenses are related to raw materials and commodities, such as malted barley, hops, wheat, corn grits, corn syrup, rice, sugar, water, glass bottles, polyethylene terephthalate (“PET”) resin, aluminum cans, labels, metal closures, plastic closures and folding cartons.

The supply and price of raw materials and commodities used for the production of our products can be affected by a number of factors beyond our control, including the level of crop production around the world, export demand, quality and availability of supply, speculative movements in the raw materials or commodities markets, currency fluctuations, governmental regulations and legislation affecting agriculture, trade agreements among producing and consuming nations, adverse weather conditions, natural disasters, economic factors affecting growth decisions, political developments, various plant diseases and pests.

We cannot predict future availability or prices of the raw materials or commodities required for our products. The markets in certain raw materials or commodities have experienced and may in the future experience shortages and significant price fluctuations. The foregoing may affect the price and availability of ingredients that we use to manufacture our products, as well as the cans and bottles in which our products are packaged. We may not be able to increase our prices to offset these increased costs or increase our prices without suffering reduced volume, revenue and operating income. We use both fixed-price purchasing contracts and commodity derivatives to minimize our exposure to commodity price volatility. To some extent, derivative financial instruments and the terms of supply agreements can protect against increases in materials and commodities costs in the short term. However, derivatives and supply agreements expire and upon expiry are subject to renegotiation and therefore cannot provide complete protection over the medium or longer term. To the extent we fail to adequately manage the risks inherent in such volatility, including if our hedging and derivative arrangements do not effectively or completely hedge against changes in commodity prices, our results of operations may be adversely impacted. In addition, it is possible that the hedging and derivative instruments we use to establish the purchase price for commodities in advance of the time of delivery may lock us into prices that are ultimately higher than actual market prices at the time of delivery. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments” for further details on our approach to hedging commodity price risk.

The production and distribution of our products require material amounts of energy, including the consumption of oil-based products and electricity. Energy prices have been subject to significant price volatility in the recent past and may be again in the future. High energy prices over an extended period of time, as well as changes in energy taxation and regulation in certain geographies, may result in a negative effect on operating income and could potentially challenge our profitability in certain markets. There is no guarantee that we will be able to pass along increased energy costs to our customers in every case.

The production of our products also requires large amounts of water, including water consumption in the agricultural supply chain. Changes in precipitation patterns and the frequency of extreme weather events may affect our water supply and, as a result, our physical operations. Water may also be subject to price increases in certain areas, and changes in water taxation and regulation in certain geographies may result in a negative effect on operating income which could potentially challenge our profitability in certain markets. There is no guarantee that we will be able to pass along increased water costs to our customers in every case.

We may not be able to obtain the necessary funding for our future capital or refinancing needs and we face financial risks due to our level of debt and uncertain market conditions.

We may be required to raise additional funds for our future capital needs or refinance our current indebtedness through public or private financing, strategic relationships or other arrangements. There can be no assurance that the funding, if needed, will be available on attractive terms, or at all. We may be required to issue additional equity under unfavorable conditions, which could dilute our existing shareholders. See “—Risks Related to Our Shares and American Depositary Shares—Future equity issuances may dilute the holdings of current shareholders or ADS holders and could materially affect the market price of our shares or ADSs.” Furthermore, any debt financing, if available, may involve restrictive covenants.

We incurred substantial indebtedness in connection with the Anheuser-Busch acquisition. We financed the Anheuser-Busch acquisition in part with a fully committed USD 45 billion senior debt facility (the “2008 Senior Facilities Agreement”) (of which USD 44 billion was ultimately drawn). On 26 February 2010, we entered into USD 17.2 billion of senior credit agreements, including a USD 13 billion senior facilities agreement (the “2010 Senior Facilities Agreement”), which, together with the proceeds from a series of debt captial markets offerings enabled us to fully refinance the remaining debt outstanding under the 2008 Senior Facilities Agreement. These facilities extend our debt maturities while building additional liquidity, thus enhancing our credit profile as evidenced by the improved terms under the facilities, which do not include financial covenants or mandatory prepayment provisions. On 6 April 2010, we drew USD 10.1 billion under the 2010 Senior Facilities Agreement and fully repaid the 2008 Senior Facilities Agreement, which has been terminated. The terms of the 2010 Senior Facilities Agreement, as well as its intended use, are described under “Item 10. Additional Information—C. Material Contracts—2010 Senior Facilities Agreement.”

As was the case with the 2008 Senior Facilities Agreement, the debt capital market offerings and the 2010 Senior Facilities Agreement we entered into in order to refinance the 2008 Senior Facilities Agreement could have significant consequences, including based on whether or not we are able to refinance the indebtedness incurred in connection with the Anheuser-Busch acquisition, and even if fully refinanced, the portion of our consolidated balance sheet represented by debt will remain significantly higher as compared to our historical position until we complete our deleveraging.

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

Further, a credit rating downgrade could have a material adverse effect on our ability to finance our ongoing operations or to refinance our existing indebtedness. In addition, if we fail to comply with the covenants or other terms of any agreements governing these facilities, our lenders will have the right to accelerate the maturity of that debt.

We have reduced the amount of dividends paid in the first years after the closing of the Anheuser-Busch acquisition and may continue to restrict the amount of dividends we will pay as a result of our level of debt and our strategy to reduce our leverage.

Our ability to repay our outstanding indebtedness will depend upon market conditions. In 2009 and 2008, the global credit markets have experienced significant price volatility, dislocations and liquidity disruptions that caused the cost of debt financings to fluctuate considerably. The markets also put downward pressure on stock prices and credit capacity for certain issuers without regard to those issuers’ underlying financial strength. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors reduced, and in some cases, ceased to provide funding to borrowers. If such uncertain conditions return, our costs could increase beyond what is anticipated. Such costs could have a material adverse impact on our cash flows, results of operations or both. In addition, an inability to refinance all or a substantial amount of our debt obligations when they become due, or more generally a failure to raise additional equity capital or debt financing or to realize proceeds from asset sales when needed, would have a material adverse effect on our financial condition and results of operations.

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

Some of the debt we have issued or incurred was issued or incurred at variable interest rates, which exposes us to changes in such interest rates. As of 31 December 2010, after certain hedging and fair value adjustments, USD 11.9 billion, or 26.6%, of our interest-bearing financial liabilities (which include loans, borrowings and bank overdrafts) bore a variable interest rate, while USD 33.0 billion, or 73.4%, bore a fixed interest rate. Moreover, a significant part of our external debt is denominated in non-U.S. dollar currencies, including the euro, Brazilian real and the Canadian dollar. Although we enter into interest rate swap agreements to manage our interest rate risk, and also enter into cross-currency interest rate swap agreements to manage both our foreign currency risk and interest-rate risk on interest-bearing financial liabilities, there can be no assurance that such instruments will be successful in reducing the risks inherent in exposures to interest rate fluctuations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments” and note 29 to our audited financial statements as of 31 December 2010 and 2009, and for the three years ended 31 December 2010, for further details on our approach to foreign currency and interest-rate risk.

Certain of our operations depend on independent distributors or wholesalers to sell our products.

Certain of our operations are dependent on government-controlled or privately owned but independent wholesale distributors for distribution of our products for resale to retail outlets. See “Item 4. Information on the Company—B. Business Overview—7. Distribution of Products” and “Item 4. Information on the Company—B. Business Overview—11. Regulations Affecting Our Business” for further information in this respect. There can be no assurance as to the financial affairs of such distributors or that these distributors, who often act both for us and our competitors, will not give our competitors’ products higher priority, thereby reducing their efforts to sell our products.

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

Additionally, the absence of level playing fields in some markets and the lack of transparency, or even certain unfair or illegal practices, such as tax evasion and corruption, may skew the competitive environment in favor of our competitors, with material adverse effects on our profitability or ability to operate.

The ability of our subsidiaries to distribute cash upstream may be subject to various conditions and limitations.

To a large extent, we are organized as a holding company and our operations are carried out through subsidiaries. Our domestic and foreign subsidiaries’ and affiliated companies’ ability to upstream or distribute cash (to be used, among other things, to meet our financial obligations) through dividends, intercompany advances, management fees and other payments is, to a large extent, dependent on the availability of cash flows at the level of such domestic and foreign subsidiaries and affiliated companies and may be restricted by applicable laws and accounting principles. In particular, 39.3% (USD 14.3 billion) of our total revenue of USD 36.3 billion in 2010 came from our Brazilian listed subsidiary Companhia de Bebidas das Américas—AmBev (“AmBev”), which is not wholly-owned and is listed on the São Paulo Stock Exchange and the New York Stock Exchange. Certain of our equity investments (such as our investment in Grupo Modelo S.A.B. de C.V.) contribute cash flow to us through dividend payments but are not controlled by us, and our receipt of dividend payments from these entities is therefore outside our control. In addition to the above, some of our subsidiaries are subject to laws restricting their ability to pay dividends or the amount of dividends they may pay. See “Item 5. Operating and Financial Review—G. Liquidity and Capital Resources—Transfers from Subsidiaries” and “Item 10. Additional Information—F. Dividends and Paying Agents” for further information in this respect.

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

A substantial proportion of our operations, representing approximately 43.2% of our 2010 revenue, are carried out in emerging markets, including Brazil, Argentina, China, Russia, Bolivia, Paraguay, and Ukraine. We also have equity investments in brewers in China and Mexico.

Our operations and equity investments in these markets are subject to the customary risks of operating in developing countries, which include potential political and economic uncertainty, application of exchange controls, nationalization or expropriation, crime and lack of law enforcement, political insurrection, external interference, financial risks, changes in government policy, political and economic changes, changes in the relations between the countries, actions of governmental authorities affecting trade and foreign investment, regulations on repatriation of funds, interpretation and application of local laws and regulations, enforceability of intellectual property and contract rights, local labor conditions and regulations. Such factors could affect our results by causing interruptions to our operations or by increasing the costs of operating in those countries or by limiting our ability to repatriate profits from those countries. Financial risks of operating in emerging markets also include risks of liquidity, inflation (for example, Brazil, Argentina and Russia have periodically experienced extremely high rates of inflation), devaluation (for example, the Brazilian and Argentine currencies have been devalued frequently during the last four decades), price volatility, currency convertibility and country default. These various factors could adversely impact our business, results of operations and financial condition. Due to our geographic mix, these factors could affect us more than our competitors with less exposure to emerging markets, and any general decline in emerging markets as a whole could impact us disproportionately compared to our competitors.

We may not be able to successfully carry out further acquisitions and business integrations or restructuring.

We have made in the past and may make in the future acquisitions of, investments in, and joint venture and similar arrangements with, other companies and businesses. We cannot make such further transactions unless we can identify suitable candidates and agree on the terms with them. Such transactions also involve a number of risks. We may not be able to successfully complete such transactions. After completion of a transaction, we may be required to integrate the acquired companies, businesses or operations into our existing operations. In addition, such transactions may involve the assumption of certain actual or potential, known or unknown, liabilities, which may have a potential impact on our financial risk profile. Further, the price we may pay in any future transaction may prove to be too high as a result of various factors, such as a significant change in market conditions, the limited opportunity to conduct due diligence prior to a purchase or unexpected changes in the acquired business.

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

Media coverage, and publicity generally, can exert significant influence on consumer behavior and actions. If the social acceptability of beer or soft drinks were to decline significantly, sales of our products could materially decrease. In recent years, there has been increased public and political attention directed at the alcoholic beverage and soft drink industries. This attention is a result of public concern over alcohol-related problems, including drunk driving, underage drinking and health consequences resulting from the misuse of beer (for example, alcoholism), as well as soft-drink related problems, including health consequences resulting from the excessive consumption of soft drinks (for example, obesity). Negative publicity regarding alcohol or soft drink consumption, publication of studies that indicate a significant health risk from consumption of alcohol or soft drinks, or changes in consumer perceptions in relation to alcohol or soft drinks generally could adversely affect the sale and consumption of our products and could harm our business, results of operations, cash flows or financial condition as consumers and customers change their purchasing patterns. For example, in Russia and Ukraine, concerns about alcohol abuse and underage drinking supported the recent increase of excise tax on regular-strength beer by 200% and 23.3% respectively. See “—The beer and beverage industry may be subject to changes in taxation.” Russian and Ukrainian authorities are also looking at other legislative changes. Russia is considering a ban on the sale of beer exceeding 5% in its alcohol content in kiosks, a ban on the sale of beer exceeding 5% in its alcohol content during night hours, a ban on advertising beer exceeding 5% in its alcohol content on TV and radio and a further increase of excise taxes. Ukraine is considering a ban on the sale of beer in kiosks, implementing permits for the consumption of beer which can be consumed only in licensed premises and in private accommodations, a ban or imposing limitations on direct beer advertising, and a further increase of excise and other beer related taxes such as taxes on the development of viticulture, horticulture and hop-growing. We see similar measures being proposed in other countries where we operate to restrict our commercial freedoms and impose additional taxes, including Argentina, Bolivia, Brazil, the United Kingdom, the United States and Uruguay. Such changes could have an adverse effect on our ability to sell and advertise our products and increase our costs if they are enacted into law.

Key brand names are used by us, our subsidiaries, associates and joint ventures, and are licensed to third-party brewers. To the extent that we, one of our subsidiaries, associates, joint ventures or licensees are subject to negative publicity, and the negative publicity causes consumers and customers to change their purchasing patterns, it could have a material adverse effect on our business, results of operations, cash flows or financial condition. As we continue to expand our operations into emerging and growth markets, there is a greater risk that we may be subject to negative publicity, in particular in relation to labor rights and local work conditions. Negative publicity that materially damages the reputation of one or more of our brands could have an adverse effect on the value of that brand and subsequent revenues from that brand or business, which could adversely impact our business, results of operations, cash flows and financial condition.

Demand for our products may be adversely affected by changes in consumer preferences and tastes.

We depend on our ability to satisfy consumer preferences and tastes. Consumer preferences and tastes can change in unpredictable ways due to a variety of factors, such as changes in demographics, consumer health and wellness, concerns about obesity or alcohol consumption, product attributes and ingredients, changes in travel, vacation or leisure activity patterns, weather, negative publicity resulting from regulatory action or litigation against us or comparable companies or a downturn in economic conditions. Consumers also may begin to prefer the products of competitors or may generally reduce their demand for products in the category. Failure by us to anticipate or respond adequately either to changes in consumer preferences and tastes or to developments in new forms of media and marketing could adversely impact our business, results of operations and financial condition.

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

Climate change, or legal, regulatory or market measures to address climate change, may negatively affect our business or operations, and water scarcity or poor quality could negatively impact our production costs and capacity.

There is a growing concern that carbon dioxide and other greenhouse gases in the atmosphere may have an adverse impact on global temperatures, weather patterns and the frequency and severity of extreme weather and natural disasters. In the event that such climate change has a negative effect on agricultural productivity, we may be subject to decreased availability or less favorable pricing for certain agricultural commodities that are necessary for our products, such as barley, hops, sugar and corn. In addition, public expectations for reductions in greenhouse gas emissions could result in increased energy, transportation and raw material costs and may require us to make additional investments in facilities and equipment due to increased regulatory pressures. As a result, the effects of climate change could have a long-term, material adverse impact on our business and results of operations.

We also face water scarcity risks. The availability of clean water is a limited resource in many parts of the world, facing unprecedented challenges from climate change and the resulting change in precipitation patterns and frequency of extreme weather, overexploitation, increasing pollution, and poor water management. As demand for water continues to increase around the world, and as water becomes scarcer and the quality of available water deteriorates, we may be affected by increasing production costs or capacity constraints, which could adversely affect our business and results of operations.

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

We rely on key third-party suppliers, including third-party suppliers for a range of raw materials for beer and soft drinks such as malted barley, wheat, corn grits, corn syrup, rice, yeast, hops, adjuncts, water, flavored concentrate, fruit concentrate, sugar or sweetener, and for packaging material, such as glass or PET bottles, aluminum or steel cans and kegs, labels, bottle caps, soda ash, plastic crates, metal closures, plastic closures, folding cartons, preforms and cardboard products.

We seek to limit our exposure to market fluctuations in these supplies by entering into medium- and long-term fixed-price arrangements. We have a limited number of suppliers of aluminum cans, and glass bottles. Consolidation of the aluminum can industry, and glass bottle industry in certain markets in which we operate has reduced local supply alternatives and increased the risk of disruption to aluminum can, and glass bottle supplies. Although we generally have other suppliers of raw materials and packaging materials, the termination of or material change to arrangements with certain key suppliers, disagreements with suppliers as to payment or other terms, or the failure of a key supplier to meet our contractual obligations or otherwise deliver materials consistent with current usage would or may require us to make purchases from alternative suppliers, in each case at potentially higher prices than those agreed with this supplier, and this could have a material impact on our production, distribution and sale of beer and soft drinks and have a material adverse effect on our business, results of operations, cash flows or financial condition.

A number of key brand names are both licensed to third-party brewers and used by companies over which we do not have control. For instance, our global brand Stella Artois is licensed to third parties in Algeria, Australia, Bulgaria, Croatia, Czech Republic, Hungary, Israel, New Zealand, and Romania, and another global brand, Beck’s, is licensed to third parties in Algeria, Bulgaria, Croatia, Hungary, Turkey, Australia, New Zealand, Romania, Serbia, and Tunisia. Finally, Budweiser is licensed to third parties in, amongst other countries, Argentina, India, Japan, South Korea, Panama and Spain. See “Item 4. Information on the Company—B. Business Overview—8. Licensing” for more information in this respect. To the extent that one of these key brand names or our joint ventures, investments in companies in which we do not own a controlling interest and our licensees are subject to negative publicity, it could have a material adverse effect on our business, results of operations, cash flows or financial condition.

For certain packaging supplies and raw materials, we rely on a small number of important suppliers. If these suppliers became unable to continue to meet our requirements, and we are unable to develop alternative sources of supply, our operations and financial results could be adversely affected.

The consolidation of retailers may adversely affect us.

The retail industry in Europe, the United States and in other countries in which we operate continues to consolidate. Large retailers may seek to improve profitability and sales by asking for lower prices or increased trade spending. Although retailers purchase products from wholesalers (including in a number of markets, from our wholesaler operations), rather than directly from us, the efforts of retailers could result in reduced profitability for the beer industry as a whole and indirectly adversely affect our financial results.

We could incur significant costs as a result of compliance with, and/or violations of or liabilities under, various regulations that govern our operations.

Our business is highly regulated in many of the countries in which we operate. The regulations adopted by the authorities in these countries govern many parts of our operations, including brewing, marketing and advertising (in particular to persons under the legal drinking age), transportation, distributor relationships and sales. We may be subject to claims that we have not complied with existing laws and regulations, which could result in fines, penalties or loss of operating licenses. We are also routinely subject to new or modified laws and regulations with which we must comply in order to avoid claims, fines and other penalties, which could adversely impact our business, results of operations and financial condition. We may also be subject to laws and regulations aimed at reducing the availability of beer products in some of our markets to address alcohol abuse and other social issues. There can be no assurance that we will not incur material costs or liabilities in connection with compliance with applicable regulatory requirements, or that such regulation will not interfere with our beer or soft drinks businesses.

The level of regulation to which our businesses are subject can be affected by changes in the public perception of beer and soft drinks consumption. In recent years, there has been increased social and political attention in certain countries directed at the alcoholic beverage and soft drinks industries, and governmental bodies may respond to any public criticism by implementing further regulatory restrictions on opening hours, drinking ages or marketing activities (including the marketing or selling of beer at sporting events). Such public concern and any resulting restrictions may cause the social acceptability of beer or soft drinks to decline significantly and consumption trends to shift away from these products, which would have a material adverse effect on our business, financial condition and results of operations. For common regulations and restrictions on us, see “Item 4. Information on the Company—B. Business Overview—11. Regulations Affecting Our Business” and “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Governmental Regulations.”

We are exposed to the risk of litigation.

We are now and may in the future be party to legal proceedings and claims and significant damages may be asserted against us. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings” and “Item 5. Operating and Financial Review—H. Contractual Obligations and Contingencies—Contingencies” and note 32 to our audited consolidated financial statements as of 31 December 2010 and 2009, and for the three years ended 31 December 2010 for a description of certain material contingencies which we believe are reasonably possible (but not probable) to be realized. Given the inherent uncertainty of litigation, it is possible that we might incur liabilities as a consequence of the proceedings and claims brought against us, including those that are not currently believed by us to be reasonably possible.

Moreover, companies in the alcoholic beverage industry are, from time to time, exposed to collective suits (class actions) or other litigation relating to alcohol advertising, alcohol abuse problems or health consequences from the excessive consumption of alcohol. As an illustration, certain beer and alcoholic beverage producers from Brazil, Canada, Europe and the United States were recently involved in class actions in the United States seeking damages for alleged marketing of alcoholic beverages to underage consumers. If any of these types of litigation result in fines, damages or reputational damage for us, this could have a material adverse effect on our business, results of operations, cash flows or financial position.

See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings” for additional information on litigation matters.

The beer and beverage industry may be subject to changes in taxation.

Taxation on our beer and non-beer products in the countries in which we operate is comprised of different taxes specific to each jurisdiction, such as excise and other indirect taxes. In many jurisdictions, such excise and other indirect taxes make up a large proportion of the cost of beer charged to customers. Increases in excise and other indirect taxes applicable to our products either on an absolute basis or relative to the levels applicable to other beverages tend to adversely affect our revenue or margins, both by reducing overall consumption of our products and by encouraging consumers to switch to lower-taxed categories of beverages. These increases also adversely affect the affordability of our products and our profitability. For example, in November 2008, the Brazilian Congress approved certain changes (effective 1 January 2009) to the taxable basis and tax rates of Imposto Sobre Produtos Industrializados (the Brazilian federal excise tax) and the PIS/COFINS (Brazilian social contributions). Under the old system, taxes were paid as a fixed rate per hectoliter. The new system provides for higher taxes per hectoliter for higher-priced brands than lower-priced brands, based on a consumer price table. In 2011, the Brazilian government, through a market survey of prices of beverage products in Brazil, updated the consumer price table, effective as of 4 April 2011. As a result, the actual increase in Ambev’s federal excise tax and PIS/COFINS tax burden, which now depends on Ambev’s packaging and brand mix, is approximately 13% for beer and non alcoholic beverages, on average.

Similarly, the United States brewing industry is subject to significant taxation. The U.S. federal government currently levies an excise tax of $18 per barrel (equivalent to 1.1734776 hectoliters) on beer sold for consumption in the United States. All states also levy excise and/or sales taxes on alcoholic beverages. From time to time, there are proposals to increase these taxes, and as a result of the current economic climate and the fiscal difficulties of some states, these proposals have become more prevalent. In 2009, the States of Illinois, New York and North Carolina increased their excise taxes on alcohol, the Commonwealth of Massachusetts instituted a sales tax on off-premise alcohol sales and the State of Kentucky increased its retail tax rate on off-premise alcohol sales. In 2010, the State of Washington adopted a temporary increase in the excise tax on alcohol. In addition, although no legislation has been introduced to this effect, there have been proposals to increase federal excise taxes on alcohol to raise revenue to pay the costs of health care proposals. Increases in excise taxes on alcohol could adversely affect our United States business and its profitability.

On 1 January 2010, Russia implemented an increase in the excise tax on regular-strength beer by 200% and, in 2009, Ukraine almost doubled the excise taxes on all beers. In May 2010, the excise tax in Ukraine was further increased by 23% and the water tax by 400%. As of 1 January 2011, water tax in Ukraine further increased by 65%. These taxes have resulted in significant price increases in both countries, and may cause our volumes of beer sold in Russia and Ukraine to decrease. Though the Russian government seems to be demonstrating a more moderate approach towards beer excise taxes (11.1% from 1 January 2011 and a 20% expected increase in 2012), there is still a risk of a further excise tax increase in 2012 which might have an adverse impact on our future sales in Russia. In Ukraine, there is also a strong possibility of further increases in water tax and advertising tax. In January 2011, Bolivia enacted excise tax increases on alcoholic beverages. See “—Negative publicity may harm our business.”

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

Our operations are subject to environmental regulations by national, state and local agencies, including, in certain cases, regulations that impose liability without regard to fault. These regulations can result in liability which might adversely affect our operations. The environmental regulatory climate in the markets in which we operate is becoming stricter, with a greater emphasis on enforcement.

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

We own indirectly a 50% equity interest in Cerveceria Bucanero S.A., a Cuban company in the business of producing and selling beer. The other 50% equity interest is owned by the Government of Cuba. Cerveceria Bucanero S.A. is operated as a joint venture in which we appoint the general manager. Cerveceria Bucanero S.A.’s main brands are Bucanero and Cristal. In 2010, Cerveceria Bucanero S.A. sold 1.1 million hectoliters, representing about 0.3% of our global volume of 399 million hectoliters for the year. Although Cerveceria Bucanero S.A.’s production is primarily sold in Cuba, a small portion of its production is exported and sold by certain of our non-U.S. affiliates in other countries outside Cuba (but not the United States). Cerveceria Bucanero S.A. also imports and sells in Cuba a small quantity of Beck’s branded products produced by one of our German subsidiaries.

Cuba has been identified by the United States government as a state sponsor of terrorism, and the U.S. Treasury Department’s Office of Foreign Assets Control and the U.S. Commerce Department together administer and enforce broad and comprehensive economic and trade sanctions based on U.S. foreign policy towards Cuba. Although our operations in Cuba are quantitatively immaterial, our overall business reputation may suffer or we may face additional regulatory scrutiny as a result of our activities in Cuba based on Cuba’s identification as a state sponsor of terrorism and target of U.S. economic and trade sanctions. In addition, there are initiatives by federal and state lawmakers in the United States, and certain U.S. institutional investors, including pension funds, to adopt laws, regulations or policies requiring divestment from, or reporting of interests in, or to facilitate divestment from, companies that do business with countries designated as state sponsors of terrorism, including Cuba. If investors decide to liquidate or otherwise divest their investments in companies that have operations of any magnitude in Cuba, the market in and value of our securities could be adversely impacted.

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

Our success depends on maintaining good relations with our workforce. In several of our operations, a majority of our workforce is unionized. For instance, a majority of the hourly employees at our breweries in the United States are represented by unions. Our production may be affected by work stoppages or slowdowns as a result of disputes under existing collective labor agreements with labor unions. We may not be able to satisfactorily renegotiate our collective labor agreements when they expire and may face tougher negotiations or higher wage and benefit demands. Furthermore, a work stoppage or slowdown at our facilities could interrupt the transport of raw materials from our suppliers or the transport of our products to our customers. Such disruptions could put a strain on our relationships with suppliers and clients and may have lasting effects on our business even after the disputes with our labor force have been resolved, including as a result of negative publicity.

Our production may also be affected by work stoppages or slowdowns that affect our suppliers, distributors and retail delivery/logistics providers as a result of disputes under existing collective labor agreements with labor unions, in connection with negotiations of new collective labor agreements, as a result of supplier financial distress, or for other reasons.

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

We depend on information technology to enable us to operate efficiently and interface with customers, as well as to maintain in-house management and control. We have also entered into various information technology services agreements (with, among others, IBM, BT and Accenture) pursuant to which our information technology infrastructure is outsourced.

In addition, the concentration of processes in shared services centers means that any disruption could impact a large portion of our business within the operating zones served. If we do not allocate, and effectively manage, the resources necessary to build and sustain the proper technology infrastructure, we could be subject to transaction errors, processing inefficiencies, loss of customers, business disruptions, or the loss of or damage to intellectual property through security breach. As with all information technology systems, our system could also be penetrated by outside parties intent on extracting information, corrupting information or disrupting business processes. Such interruptions could disrupt our business and could have a material adverse effect on our business, results of operations, cash flows or financial condition.

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

As of the last date we were notified of its shareholding, 21 December 2010, our controlling shareholder (Stichting Anheuser-Busch InBev) owned 41.31% of our shares (and Stichting Anheuser-Busch InBev and certain other entities acting in concert with it held, in the aggregate, 52.49% of our shares), in each case based on the number of our shares outstanding on 21 December 2010 (see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders”). Stichting Anheuser-Busch InBev has the ability to effectively control or have a significant influence on the election of our Board of Directors and the outcome of corporate actions requiring shareholder approval, including dividend policy, mergers, share capital increases, going-private transactions and other extraordinary transactions. See “Item 10. Additional Information—B. Memorandum and Articles of Association and Other Share Information—Description of the Rights and Benefits Attached to Our Shares” for further information in this respect. The interests and time horizons of Stichting Anheuser-Busch InBev may differ from those of other shareholders. As a result of its influence on our business, Stichting Anheuser-Busch InBev could prevent us from making certain decisions or taking certain actions that would protect the interests of our other shareholders. For example, this concentration of ownership may delay or prevent a change of control of Anheuser-Busch InBev SA/NV, even in the event that this change of control may benefit other shareholders generally. Similarly, Stichting Anheuser-Busch InBev could prevent us from taking certain actions that would dilute its percentage interest in our shares, even if such actions would generally be beneficial to us and/or to other shareholders. These and other factors related to Stichting Anheuser-Busch InBev’s holding of a controlling interest in our shares may reduce the liquidity of our shares and ADSs and their attractiveness to investors.

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

We are relying on a provision in the NYSE Listed Company Manual that allows us to follow Belgian corporate law and the Belgian Corporate Governance Code with regard to certain aspects of corporate governance. This allows us to continue following certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the NYSE. In particular, the NYSE rules require a majority of the directors of a listed U.S. company to be independent while, in Belgium, only three directors need be independent. Our board currently comprises four independent directors and nine non-independent directors. See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Board of Directors.” The NYSE rules further require that each of the nominating, compensation and audit committees of a listed U.S. company be comprised entirely of independent directors. However, the Belgian Corporate Governance

Code recommends only that a majority of the directors on each of these committees meet the technical requirements for independence under Belgian corporate law. Since September 2010, all voting members of the Audit Committee have been independent under the NYSE rules and Rule 10A-3 of the Securities Exchange Act of 1934. Our Nomination Committee and Remuneration Committee have members who would not be considered independent under NYSE rules, and therefore our Nomination Committee and Remuneration Committee would not be in compliance with the NYSE Corporate Governance Standards for domestic issuers in respect of independence of these committees. However, both our Nomination Committee and Remuneration Committee are composed exclusively of non-executive directors who are independent of management and whom we consider to be free of any business or other relationship which could materially interfere with the exercise of their independent judgment. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—General Information about Our Committees.”

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

Any future payments of dividends on shares will be denominated in euro. The U.S. dollar — or other currency — equivalent of any dividends paid on our shares or received in connection with any sale of our shares could be adversely affected by the depreciation of the euro against these other currencies.

ITEM 4.	INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

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

Our brewing heritage and quality are rooted in brewing traditions that originate from the Den Hoorn brewery in Leuven, Belgium, dating back to 1366, and those of Anheuser & Co. brewery, established in 1852 in St. Louis, U.S.A. As of 31 December 2010, we employed approximately 114,000 people, with operations in 23 countries across the world. Given the breadth of our operations, we are organized along seven business zones or segments: North America, Latin America North, Latin America South, Western Europe, Central & Eastern Europe, Asia Pacific and Global Export & Holding Companies. The first six correspond to specific geographic regions in which our operations are based. As a result, we have a global footprint with a balanced exposure to developed and developing markets and production facilities spread across our six geographic regions.

On 18 November 2008, we completed our combination with Anheuser-Busch, the largest brewer of beer and other malt beverages in the United States. Following completion of the Anheuser-Busch acquisition, we have significant brewing operations within our North America business zone. The North America business zone accounted for 32.5% of our consolidated volumes for the year ended 31 December 2010. Through the Anheuser-Busch acquisition, we acquired non-controlling interests in Grupo Modelo and Tsingtao as well as a number of subsidiaries that conduct various other business operations, including one of the largest theme park operators in the United States, a major manufacturer of aluminum cans and one of the largest recyclers of aluminum cans in the United States by weight. The equity interest in Tsingtao, the theme park operations and a part of the beverage can and lid operations were sold during 2009.

We also have significant exposure to fast-growing emerging markets in Latin America North (which accounted for 30.1% of our consolidated volumes in the year ended 31 December 2010), Asia Pacific (which accounted for 12.6% of our consolidated volumes in the year ended 31 December 2010) and Latin America South (which accounted for 8.5% of our consolidated volumes in the year ended 31 December 2010).

Our 2010 volumes (beer and non-beer) were 399 million hectoliters and our revenue amounted to USD 36.3 billion.

Registration and Main Corporate Details

Anheuser-Busch InBev SA/NV was incorporated on 2 August 1977 for an unlimited duration under the laws of Belgium under the original name BEMES. It has the legal form of a public limited liability company (naamloze vennootschap/société anonyme). Its registered office is located at Grand-Place/Grote Markt 1, 1000 Brussels, Belgium, and it is registered with the Register of Legal Entities of Brussels under the number 0417.497.106. Our global headquarters are located at Brouwerijplein 1, 3000 Leuven, Belgium (tel.: +32 16 27 61 11). Our agent in the United States is Anheuser-Busch InBev Services LLC, 250 Park Avenue, 2nd Floor, New York, NY 10177.

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

The last decade has been marked by increasing geographical diversification, seeing Interbrew move into new areas or strengthen its operations in countries or regions in which it had previously acquired a foothold. In 2000, Interbrew acquired Bass Brewers and Whitbread Beer Company in the United Kingdom, and in 2001 it established itself in Germany with the acquisition of Brauerei Diebels GmbH & Co KG. This was followed by the acquisition in 2002 of Brauerei Beck GmbH & Co KG. and of the Gilde Group. In 2002, Interbrew strengthened its position in China by acquiring stakes in the K.K. Brewery and the Zhujiang Brewery. In 2004, Interbrew acquired Spaten-Franziskaner Bräu KGaA.

2004 marked a significant event in our history: the combination of Interbrew and AmBev, a Brazilian company listed (and currently still listed) on the New York Stock Exchange and on the São Paulo Stock Exchange, resulting in the creation of InBev. At the time of the combination, AmBev was the world’s fifth largest brewer, with a significant presence in the Brazilian market, as well as strong positions throughout Latin America. As of 31 December 2010, we had a 74.02% voting interest in AmBev, and a 61.86% economic interest.

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

During 2010, we conducted a series of corporate restructurings with a view to simplify the legal ownership and the corporate structure of AmBev’s subsidiaries controlling our operations in Latin America South. As part of this restructuring, Quinsa was liquidated and Labatt Holding A/S became the direct owner of shares representing 99.99% of the corporate capital and votes in Quilmes International (Bermuda) Ltd., which holds direct or indirect control of our operating subsidiaries in Latin America South. This restructuring had no impact on our Zone structure.

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

In 2007, Labatt Brewing Company Limited (“Labatt”) acquired Lakeport Brewing Income Fund in Canada, securing a strong presence for us in the growing value category in Ontario. 2007 also marked the acquisition of Cervejarias Cintra Indústria e Comércio Ltda (“Cintra”) by AmBev, thereby enabling AmBev to expand production capacity to meet the continuing increase in demand in the beer and soft drink markets in Brazil. The initial transaction did not include the brands and distribution assets of Cintra. In January 2008, AmBev reached an agreement for the purchase of the Cintra brands, and these brands were subsequently sold to the Brazilian brewer Schincariol in May 2008.

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

On 24 July 2009, we completed the sale of our South Korean subsidiary, Oriental Brewery, to an affiliate of Kohlberg Kravis Roberts & Co. L.P. for USD 1.8 billion, which resulted in USD 1.5 billion of cash proceeds and receipt of a USD 0.3 billion note receivable at closing. On 12 March 2010, the note receivable was sold for USD 0.3 billion in cash. Under the terms of the agreement, we will continue our relationship with Oriental Brewery through granting Oriental Brewery exclusive licenses to distribute certain brands in South Korea including Budweiser, Bud Ice and Hoegaarden, and by having an ongoing interest in Oriental Brewery through an agreed earn-out. In addition, we have the right, but not the obligation, to reacquire Oriental Brewery five years after the closing of the transaction based on predetermined financial terms.

On 29 September 2009, we completed the sale of our Tennent’s Lager brand and associated trading assets in Scotland, Northern Ireland and the Republic of Ireland (part of InBev UK Limited) to C&C Group plc for a total enterprise value of GBP 180 million. Included in the sale were the Glasgow Wellpark Brewery in Scotland, where Tennent’s Lager is brewed, rights to the Tennent’s Lager brand itself, Tennent’s Ales and assets located in Scotland, Northern Ireland and the Republic of Ireland. As part of the agreement, we appointed C&C Group as distributor of certain of our brands in Scotland, Northern Ireland and the Republic of Ireland, and C&C Group granted us a license to use the Tennent’s Super and Tennent’s Pilsner brands in certain jurisdictions.

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

On 1 December 2009, we completed the sale of our indirect wholly-owned subsidiary, Busch Entertainment Corporation, to an entity established by Blackstone Capital Partners V L.P. for up to USD 2.7 billion. The purchase price was comprised of a cash payment of USD 2.3 billion and a right to participate in Blackstone Capital Partners’ return on its initial investment, which is capped at USD 400 million.

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

By the end of 2009, we had completed our formal divestiture program resulting from the Anheuser-Busch acquisition, exceeding our target of USD 7 billion, with approximately USD 9.4 billion of asset disposals of which approximately USD 7.4 billion were realized cash proceeds. We may continue to dispose of additional assets or businesses within the normal course of business, and expect to utilize the proceeds, in part, from any such disposals to repay indebtedness incurred to finance the Anheuser-Busch acquisition.

On 20 October 2010, AmBev and Cerveceria Regional S.A. closed a transaction pursuant to which they combined their businesses in Venezuela, with Regional owning an 85% interest and AmBev owning the remaining 15% in the new company, which may be increased to 20% over the next four years. This transaction was not material to us. Additionally, in 2010, we did not make any acquisitions or disposals that were material to us.

On 28 February 2011, we closed a transaction with Dalian Daxue Group Co., Ltd and Kirin (China) Investment Co., Ltd to acquire a 100% equity interest in Liaoning Dalian Daxue Brewery Co., Ltd., which is among the top three breweries in Liaoning province. Daxue brews, markets and distributes major beer brands including “Daxue”, “Xiao Bang” and “Da Bang” which are popular beer brands in the south of Liaoning province, with a total sales volume of over 2 million hl in 2010. This transaction is not material to us.

On 7 March 2011, we entered into an agreement with Henan Weixue Beer Group Co. Ltd to acquire its brands (Weixue and JiGongshan), assets and business, including its Xinyang brewery, Zhengzhou brewery and Gushi Brewery. This transaction is subject to customary approvals under Chinese law and is not material to us.

On 28 March 2011, we agreed to purchase Fulton Street Brewery LLC, also known as Goose Island, a Midwest craft brewer in the United States. Goose Island brews ales, such as 312 Urban Wheat Ale, Honkers Ale, India Pale Ale, Matilda, Pere Jacques, Sofie and a wide variety of seasonal draft only and barrel-aged releases, including Bourbon County Stout, the original bourbon barrel-aged beer. The transaction, subject to customary closing conditions, is expected to close in the second quarter of 2011. This transaction is not material to us.

For further details of our principal capital expenditures and divestitures, see “Item 5. Operating and Financial Review—G. Liquidity and Capital Resources—Investments and Disposals.”

B. BUSINESS OVERVIEW

1. STRENGTHS AND STRATEGY

Strengths

We believe that the following key strengths will drive the realization of our strategic goals and reinforce our competitive position in the marketplace:

Global platform with strong market positions in key markets

We are the world’s largest brewing company and believe we hold leading market positions in 19 markets. We have strong market positions based on strong brands and benefit from scale. We believe this positions us well to deploy significant resources in sales and marketing to build and maintain our brands, achieve attractive sourcing terms, generate cost savings through centralization and produce a lean cost structure. Our global reach provides us with a strong platform to grow our global and multi-country brands, while developing local brands tailored to regional tastes. We benefit from a global distribution network which, depending on the location, is either owned by us or is based on strong partnerships with wholesalers and local distributors.

We believe that in 2010 the approximate industry volumes and our approximate market shares by volume in the world’s six largest beer markets by volume are as follows:

	Total industry volume (million hectoliters)(1)	Our market share (%)
China	448	11.1
United States	241	48.3
Brazil	120	70.1
Russia	102	15.8
Germany	87	8.8
United Kingdom	44	21.2

Note:

(1)	Total industry volume figures are based on total beer industry sales or consumption volumes in the relevant market, except for the China volume figures, which are based on total industry production volumes, and Russia volume figures, which are based on retail audits. Sources: China—National Statistic Bureau (SSB); United States—Beverage Market Corp.; Brazil—AC Nielsen Audit Retail; Russia—Business Analytica (off-trade beer volume); Germany—Deutscher Brauer-Bund; United Kingdom—British Beer and Pub Association.

Since the completion of the Anheuser-Busch acquisition and the combination of InBev and Anheuser-Busch, we have been the global leader in the brewing industry by volume and, measured by EBITDA, as defined, for 2010, we are ranked among the top five consumer products companies worldwide. The Anheuser-Busch acquisition significantly enhanced our position in the United States, one of the most stable and profitable beer markets in the world, and in China, the world’s largest beer market by volume. Management believes that it can realize significant upside potential by continuing to roll out Anheuser-Busch’s brands using our global distribution platform.

Geographical diversification

Our geographically diversified platform balances the growth opportunities of emerging markets with the stability and strength of mature markets. With significant operations in both the Southern and Northern Hemispheres, we benefit from a natural hedge against market, economic and seasonal volatility.

The Anheuser-Busch acquisition has enhanced our geographic diversity and has provided an even more solid balance between high-growth emerging markets and stable mature markets. Mature markets represented approximately 54% of our 2010 operating profit.

Strong brand portfolio with global, multi-country and local brands

Our strong brand portfolio addresses a broad range of demand for different types of beer and offers a range of international and local brands in our Zones in three brand categories:

•

Global brands: Capitalizing on common values and experiences which appeal to consumers across borders, global flagship brands such as Budweiser, Beck’s and Stella Artois have the strength to be marketed worldwide;

•

Multi-country brands: With a strong consumer base in their home market, multi-country brands such as Leffe and Hoegaarden bring international flavor to selected markets, connecting with consumers across continents; and

•

Local brands: Offering locally popular tastes, local brands such as Bud Light, Skol, Brahma, Quilmes, Michelob, Harbin, Sedrin, Klinskoye, Sibirskaya Korona, Chernigivske, Antarctica, and Jupiler connect particularly well with consumers in their home markets.

Our strategy is to focus our portfolio on premium brands. As a result, we undertake clear brand choices and seek to invest in those brands that build deep connections with consumers and meet their needs. We seek to replicate our successful brand initiatives and best practices across geographic markets.

Strong innovation and brand development capabilities

As a consumer-centric, sales-driven company, we continue to strive to understand the values, lifestyles and preferences of both today’s and tomorrow’s consumers, building fresh appeal and competitive advantage through innovative products and services tailored to meet those needs. We believe that consumer demand can be best anticipated by a close relationship between our innovation and insight teams in which current and expected market trends trigger and drive research processes. Successful examples of recently developed products include Skol 360° (Brazil), Budweiser Select 55 (United States), Stella Artois Black and Bud 66 (United Kingdom), Klinskoye Fresh (Russia), Budweiser Lime (China), and Budweiser 4 (Canada).

We believe that our excellence programs, including our “World Class Commercial Program,” are one of our competitive advantages. As part of our consumer-centric, sales-driven approach, we have established an integrated marketing and sales execution program, the “World Class Commercial Program,” which is designed to continuously improve the quality of our sales and marketing capabilities and processes by ensuring they are understood and consistently followed. We believe our World Class Commercial Program in sales contributed to the success of our sales practices and we therefore extended this program to our marketing practices. During 2010, this program achieved effective global alignment in our key markets by facilitating shared processes in marketing and sales.

Strict financial discipline

World-class efficiency has been, and remains, a long-term objective for us across all lines of business and markets as well as under all economic circumstances. Avoiding unnecessary costs is a core component of our culture. We distinguish between “non-working” and “working” expenses, the latter having a direct impact on sales volumes or revenues. We currently have a greater focus on reducing non-working expenses, given that they are incurred independently from sales volumes or revenues and without immediate benefit to consumers. By maintaining strict financial discipline and turning non-working expenses into working expenses, our “Cost—Connect—Win” model aims to fund sustainable sales and marketing efforts throughout an economic cycle in order to connect with our customers and win by achieving long-term, profitable growth. We have a number of group-wide cost efficiency programs in place, including:

•

Zero-Based Budgeting or ZBB: Under ZBB, budget decisions are unrelated to the previous year’s levels of expenditure and require justification starting from a zero base each year. Employee compensation is closely tied to delivering on zero-based budgets. ZBB has already been successfully adopted in Latin America North, Latin America South, Canada, China, Central & Eastern Europe, and Western Europe as well as at global headquarters, and ZBB planning was introduced in the United States in 2009;

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

We expect the Anheuser-Busch acquisition to generate at least USD 2.25 billion of cost savings from the time of acquisition to the end of 2011. USD 250 million of cost saving synergies were delivered in 2008, USD 1.11 billion in 2009, USD 620 million in 2010, and the balance expected in 2011.

The cost savings fall into four categories:

•	implementation of ZBB and Blue Ocean cost saving programs (as defined below);

•	benefits of scale resulting in lower procurement costs;

•	manufacturing best practices resulting in more efficient use of existing capacity; and

•	other, including the benefit of synergies in China and the United Kingdom.

The estimated cost savings are calculated by comparing the Anheuser-Busch U.S. cost base before the Anheuser-Busch acquisition, corrected for inflation, to the costs of our U.S. operations since the Anheuser-Busch acquisition and the cost forecast for our U.S. operation for the years 2009-2011 (as reflected in our three-year business plan). We perform this comparison by benchmarking activities at a low level of granularity, down to the level of individual cost centers for the current budget year. The synergies figures represent amounts estimated to be achieved by the combined businesses in the relevant period. For 2009 and 2010, we estimated the value of the synergies obtained by comparing the cost base of Anheuser-Busch for the full year 2009 to the full year 2008 and the full year 2010 to the full year 2009, respectively. For 2008, we compared the cost base for the fourth quarter of 2008 to the fourth quarter of 2007. The 2009 and 2010 savings mainly resulted from the implementation of ZBB, with some savings from procurement, manufacturing best practices and other activities in the United Kingdom and China. The 2008 savings mainly resulted from savings triggered by the Blue Ocean program implemented by Anheuser-Busch in anticipation of the acquisition and by some ZBB savings.

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

Experienced management team with a strong track record of delivering synergies through business combinations

During the last two decades, our management (or the management of our predecessor companies) has executed a number of merger and acquisition transactions of varying sizes, with acquired businesses being successfully integrated into our operations, realizing significant synergies. Notable examples include:

•

the creation of AmBev in 2000 through the combination of Brahma and Antarctica. Between 2000 and 2004, operating income after financial income and financial expense increased from 331.7 million reais to 2,163.3 million reais;

•	the acquisition of Beck’s in 2002, which today is the number one German beer in the world, with distribution in over 80 countries;

•	the combination of AmBev and Quilmes in 2003, where Quilmes’ operating profit increased substantially from 2003 to 2008;

•	AmBev gaining control of Labatt in 2004, where profitability increased by approximately 10% within the first three years;

•	the creation of InBev in 2004, through the combination of AmBev and Interbrew, where operating profit margin has increased from 11.9% on a standalone basis in 2003 to 22.7% in 2008; and

•	our successful merger and integration of the Anheuser-Busch and InBev businesses to date.

Our strong track record also extends to successfully integrating portfolios of brands such as Spaten-Löwenbräu in 2003 and leveraging cross-selling potential and distribution networks such as the distribution of Stella Artois through AmBev’s channels in Latin America.

Strategy

Our strategy is based on our dream to be “the Best Beer Company in a Better World”

The guiding principle for our strategy is a dream to be “the Best Beer Company in a Better World” by uniting strong brand development, sales execution and best-in-class efficiency with the role of a responsible global corporate citizen. The “Best Beer Company” element relates primarily to our aim of maintaining highly profitable operations in all markets with leading brands and market positions where we operate. The term “Better World” articulates our belief that all stakeholders will benefit from good corporate citizenship, finding its expression in the concept of “responsible enjoyment.” We discourage consumers from excessive or underage drinking through marketing campaigns aimed at moderate and legal consumption, as outlined in our Commercial Communications Code.

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

•	We intend to further enhance our focus on sales management and marketing by responsibly connecting with new classes of consumers of drinking age.

•	We have established a number of consumer-dedicated activities, such as specific outdoor events, which are designed to provide consumers with a brand experience that exceeds the pure enjoyment of beer.

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

Finally, building on the successful integration of Anheuser-Busch and InBev, we seek to continue to drive external growth opportunities through selected acquisitions.

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

General factors facilitate the implementation of our corporate strategy

We have identified certain key tools which we believe will enable us to implement our corporate strategy, including:

•	an open innovation policy at all levels, aimed at revitalizing the beer category and increasing our market share;

•	a strong company culture, investing in people and maintaining a strong target-related compensation structure; and

•	best-in-class financial discipline spread throughout the whole organization.

2. PRINCIPAL ACTIVITIES AND PRODUCTS

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

The table below sets out the main brands we sell in the markets listed below.

Market	Global brands	Multi-country brands	Local brands
North America

Canada	Beck’s, Budweiser, Stella Artois	Hoegaarden, Leffe	Beer: Alexander Keith’s, Bass, Bud Light, Kokanee, Labatt, Lakeport, Lucky

Mexico (Grupo Modelo)	Budweiser		Beer: Corona, Bud Light

United States	Beck’s, Budweiser, Stella Artois	Hoegaarden, Leffe	Beer: Bass, Brahma, Bud Light, Busch, Land Shark, Michelob, Natural Light, Rolling Rock, Shock Top

Latin America

Argentina	Budweiser, Stella Artois	—	Beer: Andes, Brahma, Norte, Patagonia, Quilmes Soft drinks: 7UP, Pepsi, H20h

Bolivia	Stella Artois	—	Beer: Ducal, Paceña, Taquiña Soft drinks: 7UP, Pepsi

Brazil	Budweiser, Stella Artois	Hoegaarden, Leffe	Beer: Antarctica, Bohemia, Brahma, Skol Soft drinks: Guaraná Antarctica, Pepsi

Chile	Budweiser, Stella Artois	—	Beer: Baltica, Becker, Brahma

Dominican Republic	Budweiser	—	Beer: Brahma Soft drinks: Pepsi, 7UP, Red Rock

Ecuador	Budweiser	—	Beer: Brahma

Guatemala	—	—	Beer: Brahva

Paraguay	Budweiser, Stella Artois	—	Beer: Baviera, Brahma, Ouro Fino, Pilsen

Peru	Stella Artois	—	Beer: Brahma, Zenda Soft drinks: Concordia, Pepsi, 7UP, Triple Kola

Uruguay	Budweiser, Stella Artois	—	Beer: Pilsen, Norteña, Patricia Soft drinks: 7UP, Pepsi, H20h

Western Europe

Belgium	Beck’s, Budweiser, Stella Artois	Hoegaarden, Leffe	Beer: Belle-Vue, Jupiler

France	Beck’s, Budweiser, Stella Artois	Hoegaarden, Leffe	Beer: Belle-Vue, Boomerang, Loburg

Germany	Beck’s	Hoegaarden, Leffe	Beer: Diebels, Franziskaner, Haake-Beck, Hasseröder, Löwenbräu, Spaten

Luxembourg	Beck’s, Stella Artois	Hoegaarden, Leffe	Beer: Diekirch, Jupiler, Mousel

Netherlands	Beck’s, Stella Artois	Hoegaarden, Leffe	Beer: Dommelsch, Jupiler, Hertog Jan

Market	Global brands	Multi-country brands	Local brands

United Kingdom	Beck’s, Budweiser, Stella Artois	Hoegaarden, Leffe	Beer: Bass, Boddingtons, Brahma, Whitbread

Italy	Beck’s, Budweiser, Stella Artois	Hoegaarden, Leffe	Beer: Franziskaner, Löwenbräu, Spaten

Central & Eastern Europe

Russia	Beck’s, Bud, Stella Artois	Hoegaarden, Leffe	Beer: Bagbier, Brahma, Klinskoye, Löwenbräu, Sibirskaya Korona, T. Tolstiak

Ukraine	Beck’s, Stella Artois	Hoegaarden, Leffe	Beer: Chernigivske, Rogan, Yantar

Asia Pacific

China	Beck’s, Budweiser, Stella Artois	—	Beer: Double Deer, Harbin, Jinling, Jinlongquan, KK, Sedrin, Shiliang

The table below sets out our sales broken down by business zone for the periods shown:

	2010		2009			2008
Market	Revenue(1) (USD million)	Revenue (% of total)	Revenue(1) (USD million)		Revenue (% of total)	Revenue(1) (USD million)	Revenue (% of total)
North America	15,296	42.1%	15,486		42.1%	3,753	16.0%
Latin America North	10,018	27.6%	7,649		20.8%	7,664	32.6%
Latin America South	2,182	6.0%	1,899		5.2%	1,855	7.9%
Western Europe	3,937	10.8%	4,312		11.7%	4,754	20.2%
Central & Eastern Europe	1,619	4.5%	2,492	(2)	6.8%	3,267	13.9%
Asia Pacific	1,767	4.9%	1,985		5.4%	1,494	6.3%
Global Export & Holding Companies	1,479	4.1%	2,936		8.0%	720	3.1%

Total	36,297	100%	36,758		100%	23,507	100%

Notes:

(1)	Gross revenue (turnover) less excise taxes and discounts. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to our customers.
(2)	On 2 December 2009, we sold our operations in Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Hungary, Montenegro, Romania, Serbia and Slovakia, which accounted for USD 921 million, or 37%, of our 2009 Central and Eastern Europe revenue. From 2 December 2009, our Central & Eastern Europe zone consists of our Russian and Ukrainian operations.

For a discussion of changes in revenue, see “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2010 Compared to Year Ended 31 December 2009—Revenue” and “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2009 Compared to Year Ended 31 December 2008—Revenue.”

The table below sets out the breakdown between our beer and non-beer volumes and revenue. Based on our actual historical financial information for these periods, our non-beer activities accounted for 11.5% of consolidated volumes in 2010, 10.8% of consolidated volumes in 2009 and 15.1% of consolidated volumes in 2008. In terms of revenue, our non-beer activities generated 10.1% of consolidated revenue in 2010, compared to 12.3% in 2009 and 8.3% in 2008 based on our actual historical financial information for these periods.

	Beer			Non-Beer			Consolidated
	2010	2009	2008	2010	2009	2008	2010	2009	2008
Volume(1) (million hectoliters)	353	365	242	46	44	43	399	409	285
Revenue(2) (USD million)	32,616	32,228	21,533	3,681	4,530	1,974	36,297	36,758	23,507

Notes:

(1)	Volumes include not only brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network, particularly in Western Europe. Our pro-rata shares of volumes in Grupo Modelo and Tsingtao (the latter of which we disposed of in June 2009) are not included in this table.
(2)	Gross revenue (turnover) less excise taxes and discounts. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to our customers.

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

On the basis of quality and price, beer can be differentiated into the following categories:

•	Premium brands;

•	Mainstream or core brands; and

•	Value, discount or sub-premium brands.

Our brands are situated across all these categories. For instance, a global brand like Stella Artois generally targets the premium category across the globe, while a local brand like Lakeport targets the value category in Canada. We have a particular focus on the premium and core (mainstream) categories, but will be present in the value segment if the country so requires or following an acquisition (for example the acquisition of the value brand Lakeport in Ontario, Canada).

We make clear category choices and, within those categories, clear brand choices. Examples of these choices include the focus on the mainstream Quilmes brand in Argentina, on the mainstream category in Brazil, on the value, light and premium categories in Canada, on premium and core brands in Russia and on the international premium, domestic premium and core categories in China. The majority of our resources are directed to our “focus brands,” those that we believe have the greatest growth potential in their relevant consumer categories. In 2010, our focus brands accounted for approximately two-thirds of our beer volume.

In lower disposable income markets (for example, Brazil, Russia, Ukraine and China), the value category can be substantial and growing. As set out above, in such cases we generally intend to ensure that we also address the demand for value brands.

From the early 2000s through 2007, we observed a trend where the premium category drove growth in the beer industry. Based on this trend, we established a strategy to select focus brands in certain markets (such as our North America, Western Europe and Central & Eastern Europe business zones) within the premium rather than the value category. Due to the slowdown in the global economy in 2008 and 2009, however, certain countries in these zones experienced a shift from premium to core brands and from core to value brands. We believe we are well placed to deal with short-term trend changes from a portfolio perspective, particularly in key countries like the United States, while continuing our long-standing strategy of accelerating growth in the core and premium beer categories. Our own United States business saw positive mix change in 2010. We believe that the premium category will resume its previous momentum and aim to continue our strategy of focusing on selected brands, which seeks to address consumers’ desire to trade up from value to core and from core to premium.

Another trend is the growing need for consumer choice. Again, with our strong brand portfolio and best practice sharing, we believe we are well-placed to take advantage of this opportunity.

Our portfolio includes three global beers with worldwide distribution:

•

Budweiser, which we consider to be the United States’ first truly national beer brand, had a 9% share of the U.S. market (based on Beer Marketer’s Insights estimates). Budweiser is our number one global flagship brand and returned to growth in 2010 for the first time in two decades. In 2010, sales of Budweiser grew 1.7%, and Budweiser accounted for 9.1% of our global volumes.

•

Stella Artois, the number one Belgian beer in the world according to Plato Logic Limited. Stella currently is distributed in over 70 countries worldwide and has strong global potential. The brand can rely on a heritage dating back to our foundations in 1366. Stella Artois is a premium lager. In 2010, Stella Artois accounted for 2.3% of our volumes.

•

Beck’s, the number one German export beer in the world according to Plato Logic Limited, which is distributed in over 80 countries. Beck’s has been brewed using only four key natural ingredients for over 125 years and according to the traditional German Reinheitsgebot (purity law). In 2010, Beck’s and its line extensions accounted for 1.7% of our volumes.

In addition, we have a multi-country portfolio of brands, which increasingly transcend the distinction between global and local. The key multi-country brands include:

•	Leffe, a rich, full bodied beer that hails from Belgium, available in over 60 countries worldwide, with sales volumes that have more than doubled over the last decade; and

•

Hoegaarden, a high-end Belgian wheat (or “white”) beer. Based on a brewing tradition which dates back to 1445, Hoegaarden is top fermented, then refermented in the bottle or keg, leading to its distinctive cloudy white appearance.

More locally, we manage numerous well-known “local champions,” which form the foundation of our business. The portfolio of local brands includes:

North America

•	Bud Light, originating from the United States. In the United States, its share of the premium category is 40%, more than the combined share of the next two premium brands (excluding Budweiser).

•

Bud Light Lime, a high-end brand extension of Bud Light that was introduced in 2008. Based on Bud Light Lime shipments compared to internal estimates, it became one of the top 25 U.S. beer brands by volume in its first year. In 2010, it was the number 18 U.S. beer brand according to Beer Marketer’s Insights.

•	Michelob ULTRA, which was rolled out nationally in 2002, is estimated to be the number 12 brand in the United States according to Beer Marketer’s Insights.

•

Natural Light is the largest sub-premium brand in the United States with a 19% share of the sub-premium category in 2010 based on Natural Light shipments compared to Beer Marketer’s Insights sub-premium volume estimates. On the same basis, Busch Light and Busch are the #2 and #3 sub-premium brands, respectively, and all our sub-premium brands combined have a 58% market share in this category in the United States.

•

Import and domestic craft beers, led by Stella Artois, Hoegaarden, Leffe, Beck’s, Land Shark and Shock Top. Stella Artois grew 20.6% in the United States in 2010, while Shock Top has grown over 60% in the last two years.

Latin America

•

Skol, the leading beer brand in the Brazilian market according to Plato Logic Limited. We invested in pioneering and innovation of the Skol brand, showing new market trends and involvement in entertainment initiatives, such as music festivals.

•	Brahma, the second most consumed beer in Brazil according to Plato Logic Limited. It was one of the Brazilian official sponsors of the 2010 FIFA World Cup.

•	Antarctica, the third most consumed beer in Brazil according to Plato Logic Limited.

•	Bohemia, the leader in the premium category in Brazil according to Plato Logic Limited.

•

Quilmes, the leading beer in Argentina in 2010 according to Nielsen, representing 46% of the beer market, and a national symbol with its striped light blue and white label linked to the colors of the Argentine national flag and football team.

Western Europe

•

Jupiler, the market leader in terms of sales volumes in Belgium and the official sponsor of the highest Belgian football division, the Jupiler League. It is also the sponsor of the Belgian national football team.

•	Hasseröder, a leading brand in eastern Germany, gained country-wide exposure following national marketing campaigns and by leveraging of global assets such as the FIFA World Cup™.

Central & Eastern Europe

•	Sibirskaya Korona, developed from a local brand in Western Siberia into a full-fledged national brand sold throughout Russia.

•	Klinskoye, having its home market in Moscow.

•	Chernigivske, Ukraine’s best selling brand.

Asia Pacific

•	Harbin and Sedrin, the key drivers of the growth of our business in China.

The branding and marketing of our global brands, Stella Artois, Beck’s and Budweiser, is managed centrally within our group. Multi-country brands are managed with more flexibility at the local level for branding and marketing, while the marketing and branding of our local brands is generally managed at a local level. See “—B. Business Overview—9. Branding and Marketing” for more information on brand positioning, branding and marketing.

In certain markets, we also distribute products of other brewers.

Non-Beer

Soft Drinks

While our core business is beer, we also have a presence in the soft drink market in Latin America through our subsidiary AmBev and in the United States through Anheuser-Busch. Soft drinks include both carbonated soft and non-carbonated soft drinks.

Our soft drinks business includes both our own production and agreements with PepsiCo related to bottling and distribution. AmBev is PepsiCo’s largest bottler in the world. Major brands that are distributed under these agreements are Pepsi, 7UP and Gatorade. AmBev has long-term agreements with PepsiCo whereby AmBev has the exclusive right to bottle, sell and distribute certain brands of PepsiCo’s portfolio of carbonated soft drinks in Brazil. The agreements will expire on 31 December 2017 and are automatically extended for additional ten-year terms unless terminated prior to the expiration date by written notice by either party at least two years prior to the expiration of their term or on account of other events, such as a change of control or insolvency of, or failure to comply with material terms or meet material commitments by, our relevant subsidiary. AmBev also has agreements with PepsiCo to bottle, sell, distribute and market some of its brands in the Dominican Republic and in some regions of Peru, including the north and the Lima regions. Through our Latin America South operations, AmBev is also PepsiCo’s bottler for Argentina, Bolivia and Uruguay.

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

Family Entertainment

On 1 December 2009, we completed the sale of our indirect subsidiary, Busch Entertainment Corporation, to an entity established by Blackstone Capital Partners V L.P. Busch Entertainment Corporation was the second largest theme park operator in the United States and owned and operated ten theme parks in the United States. These included SeaWorld theme parks in Orlando, Florida, San Antonio, Texas and San Diego, California; Busch Gardens theme parks in Tampa, Florida and Williamsburg, Virginia; the Aquatica and Discovery Cove parks in Orlando, Florida; Sesame Place in Langhorne, Pennsylvania; and water parks in Tampa, Florida and Williamsburg, Virginia. See “—A. History and Development of the Company—History and Development of the Company” for further information.

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

On 1 October 2009, we completed the sale of four metal beverage can and lid manufacturing plants of Metal Container Corporation to Ball Corporation. See “—A. History and Development of the Company—History and Development of the Company” for further information.

3. MAIN MARKETS

We are a global brewer, with sales in over 120 countries across the globe.

The last two decades have been characterized by rapid growth in fast-growing emerging markets, notably in regions in Latin America North, Central & Eastern Europe, Asia-Pacific and Latin America South, where we have significant sales. The table below sets out our volumes broken down by business zone for the periods shown:

	2010		2009			2008
Market	Volumes (million hectoliters)	Volumes (% of total)	Volumes (million hectoliters)		Volumes (% of total)	Volumes (million hectoliters)	Volumes (% of total)
North America	129	32.5%	135		33.0%	27	9.5%
Latin America North	120	30.1%	110		26.9%	102	35.8%
Latin America South	34	8.5%	33		8.2%	34	11.9%
Western Europe	32	8.0%	33		8.2%	34	11.9%
Central & Eastern Europe	27	6.7%	40	(1)	9.8%	46	16.1%
Asia Pacific	50	12.6%	53		12.8%	37	13.0%
Global Export & Holding Companies	7	1.6%	5		1.2%	5	1.8%

Total	399	100%	409		100%	285	100%

Notes:

(1)	On 2 December 2009 we sold our operations in Bosnia & Herzegovina, Bulgaria, Croatia, the Czech Republic, Hungary, Montenegro, Romania, Serbia and Slovakia, which together accounted for 13.2 million hectoliters, or 32.8%, of our 2009 Central & Eastern Europe volumes. From 2 December 2009, our Central & Eastern Europe zone consists of our Russian and Ukrainian operations.

On an individual country basis, our ten largest markets by volume during the year ended 31 December 2010 were the United States, Brazil, China, Argentina, Russia, Germany, Canada, Ukraine, the United Kingdom and Belgium. Each market has its own dynamics and customer preferences and values. Given the breadth of our portfolio, we believe we are well placed and can launch, relaunch, market and ultimately sell the beer that best addresses consumer choice in the various categories (premium, mainstream and value) in a given market.

Our marketing approach is supported by three solid pillars: brands, connections and renovation/innovation. We are committed to innovation generated from consumer insights. Through this approach, we seek to understand the values, lifestyles and preferences of today’s and tomorrow’s consumers, with a view to building fresh appeal and competitive advantage through innovative products and services tailored to meet those needs. We have advanced our ability to deliver these innovative products and tailored services through globally deployed tools like Demand Landscape™ from our Nielsen and Cambridge partners. See “—B. Business Overview—10. Intellectual Property; Research  & Development” for further information.

4. COMPETITION

Historically, brewing was a local industry with only a few players having a substantial international presence. Larger brewing companies often obtained an international footprint through direct exports, licensing agreements and joint venture arrangements. However, the last couple of decades have seen a transformation of the industry, with a prolonged period of consolidation. This trend started within the more established beer markets of Western Europe and North America, and took the form of larger businesses being formed through merger and acquisition activity within national markets. More recently, consolidation has also taken place within emerging markets. Over the last decade, the global consolidation process has accelerated, with brewing groups making significant acquisitions outside of their domestic markets and increasingly looking to purchase other regional brewing organizations. Recent examples of this trend include SABMiller’s acquisition of Bavaria in 2005, and the acquisition of Scottish & Newcastle by Carlsberg and Heineken in 2008 and Heineken’s acquisition of FEMSA Cerveza in April 2010. As a result of this consolidation process, the absolute and relative size of the world’s largest brewers has increased substantially. Therefore, today’s leading international brewers have significantly more diversified operations and have established leading positions in a number of international markets.

We have participated in this consolidation trend, and have grown our international footprint through a series of mergers and acquisitions described in “—A. History and Development of the Company—History and Development of the Company,” which include:

•	the acquisition of Labatt in 1995;

•	the acquisition of Beck’s in 2002;

•	the combination of AmBev and Quilmes Industrial S.A. in 2003;

•	the creation of InBev in 2004, through the combination of Interbrew and AmBev; and

•	the Anheuser-Busch acquisition in November 2008.

The ten largest brewers in the world in 2009 in terms of volume were as set out in the table below.

Rank	Name	Volume (million hectoliters) (1) (2)
1	AB InBev	347.4
2	SABMiller	243.7
3	Heineken	202.1
4	Carlsberg	120.3
5	Tsingtao (Group)	59.1
6	Molson Coors Brewing Company	55.0
7	Modelo	51.7
8	Beijing Yanjing	46.7
9	Kirin	33.2
10	Asahi	29.8

Notes:

(1)	Source: Plato Logic Limited. AB InBev volumes indicated here are Plato Logic Limited’s estimates of our beer-only pro forma volumes for 2009 after disposals, and do not include volumes of associates. Our own determination is that our adjusted beer volumes treating all divestitures as if they had closed as of 1 January 2009 would have been 347.0 million hectoliters.
(2)	Calendar year basis.

In each of our regional markets, we compete against a mixture of national, regional, local and imported beer brands. In Latin America, we compete mainly with local players and local beer brands. In North America, Western Europe, Eastern Europe and Asia Pacific, we compete primarily with large leading international or regional brewers and international or regional brands.

5. WEATHER AND SEASONALITY

For information on how weather affects consumption of our products and the seasonality of our business, see “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Weather and Seasonality.”

6. BREWING PROCESS; RAW MATERIALS AND PACKAGING; PRODUCTION FACILITIES; LOGISTICS

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

Yeast is a micro-organism that turns the sugar in the wort into alcohol and carbon dioxide. This process of fermentation takes five to eleven days, after which the wort has finally become beer. Different types of beer are made using different strains of yeast and wort compositions. In some yeast varieties, the cells rise to the top at the end of fermentation. Ales and wheat beers are brewed in this way. Lagers are made using yeast cells that settle to the bottom. Some special Belgian beers, called lambic or gueuze, use yet another method where fermentation relies on spontaneous action by airborne yeasts.

During the maturation process the liquid clarifies as yeast and other particles settle. Further filtering gives the beer more clarity. Maturation varies by type of beer and can take as long as three weeks. Then the beer is ready for packaging in kegs, cans or bottles.

Raw Materials and Packaging

The main raw materials used in our beer production are malted barley, corn grits, corn syrup, rice, hops, and water. For non-beer production (mainly carbonated soft drinks) the main ingredients are flavored concentrate, fruit concentrate, sugar or sweetener and water. In addition to these inputs into our products, delivery of our products to consumers requires extensive use of packaging materials such as glass or PET bottles, aluminum or steel cans and kegs, labels, bottle caps, soda ash, plastic crates, metal closures, plastic closures, folding cartons, preforms and cardboard products.

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

We are reducing the number of our suppliers in each region to develop closer relationships that allow for lower prices and better service, while at the same time ensuring that we are not entirely dependent on a single supplier. We hedge some of our commodities contracts on the financial markets and some of our malt requirements are purchased on the spot market. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market Risk, Hedging and Financial Instruments” and note 29 to our audited financial information as of 31 December 2010 and 2009, and for the three years ended 31 December 2010, for further details on commodities hedging.

We have supply contracts with respect to most packaging materials as well as our own production capacity as outlined below in “—Production Facilities.” The choice of packaging materials varies by cost and availability in different regions, as well as consumer preferences and the image of each brand. We also use aluminum cansheet for the production of beverage cans and lids. For details of our U.S. packaging business, see “—B. Business Overview—2. Principal Activities and Products—U.S. Packaging.”

Hops, PET resin, soda ash for our own glass plant and—to some extent—cans are mainly sourced globally. Malt, adjuncts (such as unmalted grains or fruit), sugar, steel, cans, labels, metal closures, plastic closures, preforms and folding cartons are sourced regionally. Electricity is sourced nationally, while water is sourced locally, for example, from municipal water systems and private wells.

We use natural gas and fuel oil as our primary fuel materials, and we believe adequate supplies of fuel and electricity are available for the conduct of our business. The energy commodity markets have experienced, and can be expected to continue to experience, significant price volatility. We manage our energy costs using various methods including supply contracts, hedging techniques, and fuel switching.

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

Beverage Production Facilities

Our beverage production facilities comprised 133 breweries and/or soft drink plants as of 31 December 2010 spread across our six geographic regions. Of these 133 plants, 103 produced only beer, 12 produced only soft drinks and 18 produced both beer and soft drinks. Except in limited cases (for example, our Hoegaarden brewery in Belgium), our breweries are not dedicated to one single brand of beer. This allows us to allocate production capacity efficiently within our group.

The table below sets out, for each of our geographic zones in 2010, the number of our beverage production plants (breweries and/or soft drink plants) as well as the plants’ overall capacity and production volumes.

		2010 volumes		Annual engineering capacity as of 31 December 2010
Business zone	Number of plants	Beer (khl)	Soft drinks (khl)	Beer (khl)	Soft drinks (khl)
North America	18	129,500	—	148,700	—
Latin America North	34	87,000	33,100	121,400	59,100
Latin America South	20	21,000	12,900	28,000	19,700
Western Europe	16	31,800	—	48,800	—
Central & Eastern Europe	13	26,800	—	48,400	—
Asia Pacific(1)	32	50,300	—	89,500	—

Total(2)	133	346,300	46,000	484,800	78,800

Notes:

(1)	Excludes our 50% equity interest in a joint venture that owns and operates a brewery in Hyderabad, India and the joint ventures in China.
(2)	Excludes Global Export & Holding Companies with 2010 beer volumes of 7 million hectoliters.

Non-Beverage Production Facilities

Our beverage production plants are supplemented and supported by a number of plants and other facilities that produce raw materials and packaging materials for our beverages. The table below provides additional detail on these facilities as of 31 December 2010.

Type of plant /facility	Number of plants / facilities	Countries in which plants / facilities are located
Malt plants	13	Brazil, Argentina, Uruguay, Russia, United States
Rice mill	1	United States
Hop farms	2	Germany, United States
Hop pellet plant	1	Argentina
Guaraná farm	1	Brazil
Glass bottle plants	3	United States, Brazil, Paraguay
Bottle cap plants	2	Argentina, Brazil
Label plant	1	Brazil
Can plants	6	Bolivia, United States
Can lid manufacturing plants	2	United States
Crown and closure liner material plant	1	United States
Syrup plant	1	Brazil

In addition to production facilities, we also maintain a geographical footprint in key markets through sales offices and distribution centers. Such offices and centers are opened as needs in the various markets arise.

Capacity Expansion

We continually assess whether our production footprint is adequate in view of existing or potential customer demand. Footprint optimization by adding new plants to our portfolio not only allows us to boost production capacity, but the strategic location often also reduces distribution time so that our products reach consumers rapidly and efficiently. Conversely, footprint optimization can lead to the divesting of plants through sales to third parties, or to plant closures.

Additional production facilities can be acquired from third parties or through greenfield investments in new projects. For example, in 2010, we announced the construction of a new brewery in the Sichuan province of China. Its location should help sustain demand for our national brands (Budweiser and Harbin) in southwest China and yield improved logistics savings in China. The brewery will be operational by mid-2011. In April 2009, our Angarsk brewery, constructed at a cost of USD 244 million, opened in Angarsk, Russia. The brewery has an annual capacity of 1.8 million hectoliters and produces brands including Sibirskaya Korona, Klinskoye, Tolstiak and Zolotaya

Angara. Similarly, in March 2007, we set up a new greenfield brewery in Foshan in the Guangdong province of China. The brewery started trial brewing in November 2008, and formal production started in March 2009. The brewery, constructed at a cost of USD 78 million and with an annual capacity of 2.0 million hectoliters, will support our Budweiser sales in the Southeast part of China. In Sete Lagoas (Nova Minas), Brazil, a new plant constructed at a cost of USD 88 million entered into operation in June 2009. The plant, with an annual capacity of 2.1 million hectoliters, is currently brewing beer and will later produce soft drinks as well. The plant currently brews the Brahma, Skol, Antarctica and Bohemia brands of beer, which are sold in glass bottles. An additional USD 12.7 million was invested to add a canning line to package the Brahma, Skol and Antarctica beer brands in cans. In addition to building or acquiring additional facilities, we also upgraded our existing facilities and expanded capacity.

In 2011, we expect to invest in new capacity projects in China and Brazil to meet our future demand expectations in these countries. Our capital expenditures are primarily funded through cash from operating activities and are for production facilities, logistics, improving administrative capabilities, hardware and software in our operational zones, and investments in growth regions such as Brazil and China. An example of using capital expenditures to sustain growth is the announced greenfield in Pernambuco state. Following an increased demand for our products in the northeast of Brazil, a decision was made to construct a greenfield due to open in 2011 to support our activities and growth in the region.

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

Where it has been implemented, the VPO program has had a direct impact on our logistics organization, for example, in respect of scheduling, warehouse productivity and loss prevention actions.

7. DISTRIBUTION OF PRODUCTS

We depend on effective distribution networks to deliver products to our customers. We review our priority markets for distribution and licensing agreements on an annual basis. The focus markets will typically be markets with an interesting premium category and with sound and strong partners (brewers and/or importers). Based on these criteria, focus markets are then chosen.

In addition, the distribution of beer varies from country to country and from region to region. The nature of distribution reflects consumption patterns and market structure, geographical density of customers, local regulation, the structure of the local retail sector, scale considerations, market share, expected added-value and capital returns, and the existence of third-party wholesalers or distributors. In some markets brewers distribute directly to customers (for example, in Belgium), while in other markets wholesalers may, for legal reasons (for example, in certain U.S. states and Canada where there may be legal constraints on the ability of a beer manufacturer to own a wholesaler – a so-called three-tier system), or because of historical market practice (for example, in Russia and Argentina), play an important role in distributing a significant proportion of beer to customers. In some instances, as is currently the case in Brazil, we have acquired third-party distributors to help us self-distribute our products. The products we brew in the United States are sold to approximately 535 wholesalers for resale to retailers. We own 12 of these wholesalers and have ownership stakes in another four of them. The remaining wholesalers are independent businesses. In Mexico, Budweiser, Bud Light and O’Doul’s are imported and distributed by a wholly-owned subsidiary of Grupo Modelo. Under the distribution agreement with Grupo Modelo, it has exclusive distribution rights to those brands in all of Mexico. In return it agrees not to sell Budweiser, Bud Light and O’Doul’s outside of Mexico, and not to sell in Mexico any other beer that is brewed outside of Mexico without our consent. In certain countries, we enter into exclusive importer arrangements and depend on our counterparties to these arrangements to market and distribute our products to points of sale. In certain markets we also distribute the products of other brewers.

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

8. LICENSING

In markets where we have no local affiliate, we may choose to enter into license agreements or, alternatively, international distribution agreements, depending on the best strategic fit for each particular market. License agreements entered into by us grant the right to third-party licensees to manufacture, package, sell and market one or several of our brands in a particular assigned territory under strict rules and technical requirements. In the case of international distribution agreements, we produce and package the products ourselves while the third party distributes, markets and sells the brands in the local market.

Stella Artois is licensed to third parties in Algeria, Australia, Bulgaria, Croatia, Czech Republic, Hungary, Israel, New Zealand, and Romania, while Beck’s is licensed to third parties in Algeria, Bulgaria, Croatia, Hungary, Turkey, Australia, New Zealand, Romania, Serbia, and Tunisia.

In Japan, Budweiser is brewed and sold through license and distribution agreements with Kirin Brewery Company, Limited. A licensing agreement allows Guinness Ireland Limited to brew and sell Budweiser and Bud Light in the Republic of Ireland. Budweiser is also brewed under license and sold by brewers in Spain (Sociedad Anonima Damm), India (RKJ Group) and Panama (Heineken). Compañía Cervecerías Unidas, a subsidiary of Compañía Cervecerías Unidas S.A., a leading Chilean brewer, brews and distributes Budweiser under license in Argentina and distributes Budweiser in Chile. In Italy, Budweiser is brewed and packaged by Heineken under a brewing contract agreement. We also sell various brands, including Budweiser and Bud Light, by exporting from our license partners’ breweries located in Argentina and Spain.

On 24 July 2009, we sold our South Korean subsidiary, Oriental Brewery, to an affiliate of Kohlberg Kravis Roberts & Co. L.P. See “Item 5. Operating and Financial Review—G. Liquidity and Capital Resources—

Investments and Disposals.” Under the terms of the sale agreement, we granted Oriental Brewery exclusive distribution rights over certain brands in South Korea including Budweiser, Bud Ice and Hoegaarden.

On 2 December 2009, we sold our Central European operations to CVC Capital Partners. See “Item 5. Operating and Financial Review—G. Liquidity and Capital Resources—Investments and Disposals.” CVC Capital Partners agreed to brew and/or distribute, under license from us, Stella Artois, Beck’s, Löwenbräu, Hoegaarden, Spaten and Leffe in Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Hungary, Montenegro, Romania, Serbia and Slovakia. We currently have rights to brew and distribute Staropramen in several countries including Ukraine, Russia, the United States, Germany, Sweden and the United Kingdom.

See “Item 3. Key Information—D. Risk Factors—Risks Relating to our Business—We rely on key third parties, including key suppliers, and the termination or modification of the arrangements with such third parties could negatively affect our business.”

We also manufacture and distribute other third-party brands. AmBev, our listed Brazilian subsidiary, and some of our other subsidiaries have entered into agreements with PepsiCo. Pursuant to the agreements between AmBev and PepsiCo, AmBev is PepsiCo’s largest bottler in the world. Major brands that are distributed under this agreement are Pepsi, 7UP and Gatorade. See “—B. Business Overview—2. Principal Activities and Products—Non-Beer—Soft Drinks” for further information in this respect.

9. BRANDING AND MARKETING

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

Our brand portfolio consists of global flagship brands (Budweiser, Stella Artois and Beck’s), multi-country brands (Leffe and Hoegaarden) and many “local champions” (Jupiler, Skol, Quilmes, Bud Light, Sibirskaya Korona and Harbin to name but a few). We believe this global brand portfolio provides us with strong growth and revenue opportunities and, coupled with a powerful range of premium brands, positions us well to meet the needs of consumers in each of the markets in which we compete. For further information about our focus brands, see “—B. Business Overview—2. Principal Activities and Products—Beer.”

We have established a “focus brands” strategy. Focus brands are those in which we invest the majority of our resources (money, people, and attention). They are a small group of brands which we believe have the most growth potential within each relevant consumer group. These focus brands include our three global brands, key multi-country brands and selected “local champions.” In 2010, our focus brands accounted for approximately two-thirds of our beer volume.

We seek to constantly strengthen and develop our brand portfolio through enhancement of brand quality, marketing and product innovation. Our marketing team therefore works together closely with our research & development team (see “—B. Business Overview—10. Intellectual Property; Research & Development” for further information).

We continually assess consumer needs and values in each geographic market in which we operate with a view to identifying the key characteristics of consumers in each beer category (that is, premium, core and value). This allows us to position our existing brands (or to introduce new brands) in order to address the characteristics of each category.

Our marketing approach is based on a “value-based brands” approach. A value-based brands proposition is a single, clear, compelling values based reason for consumer preference. We have defined 37 different consumer values (such as ambition, authenticity or friendship) to establish a connection between consumers and our products. The value-based brands approach first involves the determination of consumer portraits, secondly brand attributes

(that is, tangible characteristics of the brand that support the brand’s positioning) and brand personality (that is, the way the brand would behave as a person) are defined, and finally a positioning statement to help ensure the link between the consumer and the brand is made. Once this link has been established, a particular brand can either be developed (brand innovation) or relaunched (brand renovation or line extension from the existing brand portfolio) to meet the customers’ needs. We apply zero-based planning principles to yearly budget decisions and for ongoing investment reviews and reallocations. We invest in each brand in line with its local or global strategic priority and, taking into account its local circumstances, seek to maximize profitable and sustainable growth.

We own the rights to our principal brand names and trademarks in perpetuity for the main countries where these brands are currently commercialized.

10. INTELLECTUAL PROPERTY; RESEARCH & DEVELOPMENT

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

Intellectual Property

Our intellectual property portfolio mainly consists of trademarks, patents, registered designs, copyright, know-how and domain names. This intellectual property portfolio is managed by our internal legal department, in collaboration with a selected network of external intellectual property advisors. We place importance on achieving close cooperation between our intellectual property team and our marketing and research & development teams. An internal stage gate process promotes the protection of our intellectual property rights, the swift progress of our innovation projects and the development of products that can be launched and marketed without infringing any third party’s intellectual property rights. A project can only move on to the next step of its development after the necessary verifications (for example, availability of trademark, existence of prior technology/earlier patents and freedom to market) have been carried out. This internal process is designed to ensure that financial and other resources are not lost due to oversights in relation to intellectual property protection during the development process.

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

Research & Development

Given our focus on innovation, we place a high value on research and development (“R&D”). In 2010, we spent USD 184 million (USD 159 million in 2009 and USD 75 million in 2008) in the area of market research and on innovation in the areas of process optimization and product development at our Belgian R&D center and across our zones.

R&D in process optimization is primarily aimed at capacity increase (plant debottlenecking and addressing volume issues, while minimizing capital expenditure), quality improvement and cost efficiency. Newly developed processes, materials and/or equipment are documented in best practices and shared across business zones. Current projects range from malting to bottling of finished products.

R&D in product innovation covers liquid, packaging and draft innovation. Product innovation consists of breakthrough innovation, incremental innovation and renovation (that is, implementation of existing technology). The main goal for the innovation process is to provide consumers with better products and experiences. This includes launching new liquids, new packaging and new draft products that deliver better performance both for the consumer and in terms of financial results, by increasing our competitiveness in the relevant markets. With consumers comparing products and experiences offered across very different beverage categories and with choice increasing, our R&D efforts also require an understanding of the strengths and weaknesses of other beverage categories, spotting opportunities for beer and developing consumer solutions (products) that better address consumer needs and deliver better experiences. This requires first understanding consumer emotions and expectations in order to guide our innovation efforts. Sensory experience, premiumization, convenience, sustainability and design are all central to our R&D efforts.

Knowledge management and learning make up an integral part of R&D. We seek to continuously increase our knowledge through collaborations with universities and other industries.

Our R&D team is briefed annually on our business zones’ priorities and approves concepts which are subsequently prioritized for development. Launch time, depending on complexity and prioritization, usually falls within the next calendar year.

In November 2006, we opened our Global Innovation and Technology Centre in Leuven, Belgium. This state of the art building accommodates the Packaging, Product, Process Development teams and facilities such as Labs, Experimental Brewery and the European Central Lab, which also includes Sensory Analysis.

In addition to our Global Innovation and Technology Centre, we also have Product, Packaging and Process development teams located in each of our six geographic regions focusing on the short-term needs of such regions.

11. REGULATIONS AFFECTING OUR BUSINESS

Our worldwide operations are subject to extensive regulatory requirements regarding, among other things, production, distribution, importation, marketing, promotion, labeling, advertising, labor, pensions and public health, consumer protection and environmental issues. In the United States, federal and state laws regulate most aspects of the brewing, sale, marketing, labeling and wholesaling of our products. At the federal level, the Alcohol & Tobacco Tax & Trade Bureau of the U.S. Treasury Department oversees the industry, and each state in which we sell or produce products, and some local authorities in jurisdictions in which we sell products, also have regulations that affect the business conducted by us and other brewers and wholesalers. It is our policy to abide by the laws and regulations around the world that apply to us or to our business. We rely on legal and operational compliance programs, as well as local in-house and external counsel, to guide businesses in complying with applicable laws and regulations of the countries in which we operate.

See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Certain of our operations depend on independent distributors or wholesalers to sell our products,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Negative publicity may harm our business,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We could incur significant costs as a result of compliance with, and/or violations of or liabilities under, various regulations that govern our operations,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our operations are subject to environmental regulations, which could expose us to significant compliance costs and litigation relating to environmental issues,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We operate a joint venture in Cuba, in which the Government of Cuba is our joint venture partner. Cuba has been identified by the U.S. Department of State as a state sponsor of terrorism and is targeted by broad and comprehensive economic and trade sanctions of the United States. Our operations in Cuba may adversely affect our reputation and the liquidity and value of our securities.” and “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Governmental Regulations.”

Production, advertising, marketing and sales of alcoholic beverages are subject to various restrictions around the world. These range from a complete prohibition of alcohol in certain countries and cultures through the prohibition of the import of alcohol, to restrictions on the advertising style, media and messages used. In a number of countries, television is a prohibited medium for advertising alcoholic products, and in other countries, television advertising, while permitted, is carefully regulated. Media restrictions may constrain our brand building potential. Labeling of our products is also regulated in certain markets, varying from health warning labels to importer identification, alcohol strength and other consumer information. Specific warning statements related to the risks of drinking alcoholic products, including beer, have also become prevalent in recent years. Introduction of smoking bans in pubs and restaurants may have negative effects on on-trade consumption (that is, beer purchased for consumption in a pub or restaurant or similar retail establishment), as opposed to off-trade consumption (that is, beer purchased at a retail outlet for consumption at home or another location).

The distribution of our beer products may also be regulated. In certain markets, alcohol may only be sold through licensed outlets, varying from government or state operated monopoly outlets (for example, in the off-trade channel of certain Canadian provinces) to the common system of licensed on-trade outlets (for example, licensed bars and restaurants) which prevails in many countries (for example, in much of the European Union). In the U.S., states operate under a three-tier system of regulation for beer products from brewer to wholesaler to retailer, meaning that, in many cases, we cannot use a direct distribution system but must work with licensed third-party distributors to distribute our products to the points of connection.

In the United States, both federal and state laws generally prohibit us from providing anything of value to retailers, including paying slotting fees or holding ownership interests in retailers. Some states prohibit us from being licensed as a wholesaler for our products. State laws also regulate the interactions among us, our wholesalers and consumers by, for example, limiting merchandise that can be provided to consumers or limiting promotional activities that can be held at retail premises. If we were found to have violated applicable federal or state alcoholic beverage laws, we could be subject to a variety of sanctions, including fines, equitable relief and suspension or permanent revocation of our licenses to brew or sell our products.

Governments in most of the countries in which we operate also establish minimum legal drinking ages, which generally vary from 16 to 21 years, impose minimum prices on beer products or impose other restrictions on sales, which affect demand for our products. Moreover, governments may respond to public pressure to curtail alcohol consumption by raising the legal drinking age, further limiting the number, type or operating hours of retail outlets or expanding retail licensing requirements. We work both independently and together with other brewers and alcohol beverage companies to limit the negative consequences of inappropriate use of alcoholic products and actively promote responsible sales and consumption.

Similarly, we may need to respond to new legislation curtailing soft drink consumption at schools and other government-owned facilities.

We are subject to antitrust and competition laws in the jurisdictions in which we operate and may be subject to regulatory scrutiny in certain of these jurisdictions. See ”Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We are exposed to antitrust and competition laws in certain jurisdictions and the risk of changes in such laws or in the interpretation and enforcement of existing antitrust and competition laws.”

In many jurisdictions, excise and other indirect duties make up a large proportion of the cost of beer charged to customers. In the United States, for example, the brewing industry is subject to significant taxation. The United States federal government currently levies an excise tax of $18 per barrel (equivalent to 1.1734776 hectoliters) of beer sold for consumption in the United States. All states also levy excise taxes on alcoholic beverages. Proposals have been made to increase the federal excise tax as well as the excise taxes in some states. Recently, Bolivia, Brazil, Russia and Ukraine have all enacted excise tax increases that apply to our products. Rising excise duties can drive up our pricing to the consumer, which in turn could have a negative impact on our results of operations. See ”Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—The beer and beverage industry may be subject to changes in taxation.”

Our products are generally sold in glass or PET bottles or aluminum or steel cans. Legal requirements apply in various jurisdictions in which we operate, requiring that deposits or certain ecotaxes or fees are charged for the sale, marketing and use of certain non-refillable beverage containers. The precise requirements imposed by these measures vary. Other types of beverage container-related deposit, recycling, ecotax and/or extended producer responsibility statutes and regulations also apply in various jurisdictions in which we operate.

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

Our facilities in the United States are subject to federal, state and local environmental protection laws and regulations. We comply with these laws and regulations or are currently taking action to comply with them. Our expenditures in connection with complying with such laws and regulations are not expected to materially affect our earnings or competitive position.

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

12. INSURANCE

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

13. SOCIAL AND COMMUNITY MATTERS

Our dream is to be the Best Beer Company in a Better World. In all we do, we strive to ensure that we produce the highest quality products, provide the best consumer experience, and maximize shareholder value by building the strongest competitive and financial position. We aim to use this increasing financial capacity and our global reach to deliver on our Better World commitment. Our Better World actions focus on three key areas — responsible drinking, environment, and community.

Responsible Drinking

As a leader in the beer industry, our primary responsibility is to provide the highest-quality products and to encourage consumers to enjoy them responsibly at all times. That means we are adamantly opposed to alcohol abuse in any form, including drunk driving and underage drinking.

We promote responsible drinking and discourage alcohol abuse by informing and educating consumers through focused campaigns and marketing activities that support our position on responsible drinking. These programs include:

•

Communicating regularly on topics such as the importance of designated drivers, the role parents play in helping prevent underage drinking by talking with their children, and encouraging young people to respect drinking-age laws

•	Promoting our position and beliefs internally through our employee responsible drinking policies

•	Promoting education for bar, restaurant and store staff to help them learn how to properly check a patron’s age to prevent underage sales and to discourage excessive drinking

•	Supporting the enforcement of blood alcohol content (BAC) laws to help prevent drunk driving around the world

To be effective, our responsible drinking initiatives require a significant commitment and we have been investing in these initiatives since 1982. Our push for responsible drinking is a significant component of our Better World initiatives. In 2010, we developed and promoted responsible drinking programs in our 23 key markets, often expanding their reach across the countries where we operate. Where possible, we established partnerships with governments, community organizations, educators and law enforcement agencies, focusing on preventing drunk driving, high-risk drinking and underage-drinking to maximize these efforts.

Environment

Beer is a product of natural ingredients, and the stewardship of our natural environment—land, water and air—is fundamental to the quality of our brands in the long term. To be a responsible and resource-efficient global brewer, we must continually look for ways to incorporate practices that help us make the most of our raw materials, while also reducing the impact of our packaging and transportation on the environment.

Environmental key performance indicators and targets are fully integrated into our Voyager Plant Optimization (VPO) global management system. It is designed to bring greater efficiency to our brewery operations, generate cost savings and improve environmental management, in accordance with our Environmental Policy and Strategy.

In 2010, we announced global companywide targets on key measures, such as water and energy use, as well as carbon emission reductions, which we will strive to achieve by the end of 2012. Our 2012 targets are:

•	Increase our waste and byproduct recycling to 99 percent

•	Reduce water use for beer and soft drinks plants to an industry-leading 3.5 hectoliters of water per hectoliter of product (hl/hl)

•	Reduce energy use per hectoliter by 10 percent

•	Reduce CO2 emissions per hectoliter by 10 percent

Beyond operations management, we are also engaged with the international community and local groups to support key environmental initiatives. In February, we became a signatory to the CEO Water Mandate, a public-private initiative of the United Nations Global Compact, which focuses on developing corporate strategies to address global water issues. We were also active participants in the United Nations Environment Program’s annual World Environment Day, through which we engaged with many community stakeholders around the world.

Energy conservation has been a strategic focus for us for many years, especially with the unpredictable cost of energy and evolving climate change regulations. Our continued progress is based on the importance we place on sharing best technical and management practices across our operations.

We work with suppliers, wholesalers and procurement companies, as well as packaging experts, to help make decisions that minimize the cost and environmental impact of packaging materials. We use many types of product packaging, from bulk packaging (i.e., beer kegs, crates and pallets), which is almost always returnable and reusable, to cardboard boxes, glass bottles, aluminum cans and polyethylene terephthalate (PET) bottles, which are recyclable. We also continue the light-weighting of packaging to reduce material costs, minimize the use of natural resources, reduce waste and lessen our transportation fuel consumption. We are continually exploring new forms of packaging that meet consumer needs with fewer resources.

Operating ethically is also part of our environmental mission. In January, we adopted a Responsible Sourcing Policy that includes standards on labor issues and business conduct. We are committed to operating ethically and with high integrity, maintaining our commitment to quality, and encouraging similar conduct for our business partners. We are now conducting internal training on the policy, and providing it to our suppliers, as we initiate new contracts or renew existing ones.

Community

We make significant contributions to the well-being of the communities where we do business, around the world. This occurs through the jobs we provide, the salaries and wages we pay, the taxes we contribute to local and national governments, and the community support we provide in the form of donations and volunteer activities. For example, we have been involved in supporting a school in a remote, mountainous region in China, constructing houses in Uruguay and Paraguay, supporting education and economic development programs in Argentina and Russia, and contributing water to victims in disaster stricken areas.

Our People

It takes great people to build a great company. That’s why we focus on attracting and retaining the best talent. Our approach is to enhance our people’s skills and potential through education and training, competitive compensation and a culture of ownership that rewards people for taking responsibility and producing results. Our ownership culture unites our people, providing the necessary energy, commitment and alignment needed to pursue our dream—to be the Best Beer Company in a Better World.

Having the right people in the right roles at the right time—aligned through a clear goal-setting and rewards process—improves productivity and enables us to continue to invest in our business and strengthen our social responsibility initiatives.

C. ORGANIZATIONAL STRUCTURE

Our most significant subsidiaries (as at 31 December 2010) are:

Subsidiary Name	Jurisdiction of incorporation or residence	Proportion of ownership interest	Proportion of voting rights held
Anheuser-Busch Companies, Inc. One Busch Place St. Louis, MO 63118	Delaware, U.S.A.	100%	100%

Companhia de Bebidas das Américas—AmBev(1) Rua Dr. Renato Paes de Barros 1017 4° Andar (parte), cj. 44 e 42—Itaim Bibi São Paulo	Brazil	61.86%	74.02%

Note:

(1)	The difference between economic interest and voting interest for AmBev results from the fact that AmBev has issued common shares (with voting rights) and preferred shares (without voting rights).

For a more comprehensive list of our most important financing and operating subsidiaries see note 36 of our audited consolidated financial statements as of 31 December 2010 and 2009, and for the three years ended 31 December 2010.

D. PROPERTY, PLANTS AND EQUIPMENT

For a further discussion of property, plants and equipment, see “Item 4. Information on the Company—B. Business Overview—6. Brewing Process; Raw Materials and Packaging; Production Facilities; Logistics—Capacity Expansion,” “Item 5. Operating and Financial Review—G. Liquidity and Capital Resources—Capital Expenditures” and “Item 5. Operating and Financial Review—J. Outlook and Trend Information.”

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW

The following is a review of our financial condition and results of operations as of 31 December 2010 and 2009, and for the three years ended 31 December 2010, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations. You should read the following discussion and analysis in conjunction with our audited consolidated financial statements and the accompanying notes included elsewhere in this Form 20-F.

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

We have prepared our audited consolidated financial statements as of 31 December 2010 and 2009, and for the three years ended 31 December 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). The financial information and related discussion and analysis contained in this item are presented in U.S. dollars except as otherwise specified. Unless otherwise specified the financial information analysis in this Form 20-F is based on our actual audited consolidated financial statements as of 31 December 2010 and 2009, and for the three years ended 31 December 2010.

See “Presentation of Financial and Other Data” for further information on our presentation of financial information.

A. KEY FACTORS AFFECTING RESULTS OF OPERATIONS

We consider acquisitions, divestitures and other structural changes, economic conditions and pricing, consumer preferences, our product mix, raw material and transport prices, the effect of our distribution arrangements, excise taxes, the effect of governmental regulations, foreign currency effects and weather and seasonality to be the key factors influencing the results of our operations. The following sections discuss these key factors.

Acquisitions, Divestitures and Other Structural Changes

We regularly engage in acquisitions, divestitures and investments. We also engage in start-up or termination of activities and may transfer activities between business zones. Such events have had and are expected to continue to have a significant effect on our results of operations and the comparability of period-to-period results. Significant acquisitions, divestitures, investments and transfers of activities between business zones in the years ended 31 December 2010, 2009 and 2008 are described below.

Events in the year ended 31 December 2010 that have scope effects on our results include:

•

On 20 October 2010, AmBev and Cerveceria Regional S.A. closed a transaction pursuant to which they combined their businesses in Venezuela, with Regional owning an 85% interest and AmBev owning the remaining 15% in the new company, which may be increased to 20% over the coming years.

•	The sale of a series of non-core activities in North America.

•	The acquisition of a local distributor in the U.S.

Events in the year ended 31 December 2009 that have scope effects on our results include:

•	In February 2009, we concluded the sale of our integrated distribution network, CafeIn, in France.

•

On 13 March 2009, we completed the sale of InBev USA, the exclusive importer of Labatt branded beer in the United States, to an affiliate of KPS Capital Partners, LP to satisfy requirements imposed by the U.S. Department of Justice in connection with its clearance of our acquisition of Anheuser-Busch.

•	In March 2009, we purchased a Pepsi bottler in Bolivia and, in April 2009, we acquired Budweiser distribution rights in Paraguay.

•

On 30 April 2009, we completed the sale of 19.9% of Tsingtao to Asahi Breweries, Ltd. for USD 667 million. We used the net proceeds from this divestiture to repay part of the 2008 Senior Facilities we incurred to finance the Anheuser-Busch acquisition. On 8 May 2009, we announced that we had entered into an agreement with a private investor, Mr. Chen Fashu, to sell our remaining 7% stake in Tsingtao for USD 235 million. The sale was completed on 5 June 2009.

•

On 24 July 2009, we completed the sale of Oriental Brewery, South Korea’s second largest brewery, to an affiliate of Kohlberg Kravis Roberts & Co. L.P. for USD 1.8 billion, which resulted in USD 1.5 billion of cash proceeds and receipt of a USD 0.3 billion note receivable at closing. On 12 March 2010, the note receivable was sold for USD 0.3 billion in cash. We expect to continue our relationship with Oriental Brewery through the exchange of best practices, by granting Oriental Brewery exclusive distribution rights over certain brands in South Korea including Budweiser, Bud Ice and Hoegaarden, and by having an ongoing contingent interest in Oriental Brewery through an agreed earn-out. In addition, we will have the right, but not the obligation, to reacquire Oriental Brewery five years after the closing of the transaction based on predetermined financial terms. The divestiture of Oriental Brewery was part of our ongoing deleveraging program and allowed us to repay debt incurred as a result of the Anheuser-Busch acquisition.

•

On 29 September 2009, we completed the sale of our Tennent’s Lager brand and associated trading assets in Scotland, Northern Ireland and the Republic of Ireland (part of InBev UK Limited) to C&C Group plc for a total enterprise value of GBP 180 million. Included in the sale are the Glasgow Wellpark Brewery in Scotland, where Tennent’s Lager is brewed, rights to the Tennent’s Lager brand itself, Tennent’s Ales and assets located in Scotland, Northern Ireland and the Republic of Ireland. As part of the agreement, we appointed C&C Group as distributor of certain of our brands in Scotland, Northern Ireland and the Republic of Ireland, and C&C Group granted us a license to use the Tennent’s Super and Tennent’s Pilsner brands in certain jurisdictions.

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

•

On 1 December 2009, we completed the sale of our indirect wholly-owned subsidiary, Busch Entertainment Corporation, to an entity established by Blackstone Capital Partners V L.P., for up to USD 2.7 billion. The purchase price was comprised of a cash payment of USD 2.3 billion and a right to participate in Blackstone Capital Partners’ return on its initial investment, which is capped at USD 400 million.

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

Economic Conditions and Pricing

General economic conditions in the geographic regions in which we sell our products, such as the level of disposable income, the level of inflation, the rate of economic growth, the rate of unemployment, exchange rates and currency devaluation or revaluation, influence consumer confidence and consumer purchasing power. These factors, in turn, influence the demand for our products in terms of total volumes sold and the price that can be charged. This is particularly true for developing countries in our Latin America North, Latin America South, Central & Eastern Europe and Asia Pacific business zones, which tend to have lower disposable income per capita and may be subject to greater economic volatility than our principal markets in North America and Western Europe. The level of inflation has been particularly significant in our Latin America North, Latin America South and Central & Eastern Europe business zones. For instance, Brazil has periodically experienced extremely high rates of inflation. The annual rates of inflation, as measured by the National Consumer Price Index (Indice Nacional de Preços ao Consumidor), have in the past reached a hyper-inflationary peak of 2,489.1% in 1993. Brazilian inflation, as measured by the same index, was 5.91% in 2010. Similarly, Russia and Argentina have, in the past, experienced periods of hyper-inflation. Due to the decontrol of prices in 1992, retail prices in Russia increased by 2,520% in that year, as measured by the Russian Federal State Statistics Institute. Argentine inflation in 1983 was 4,923.6% according to the Instituto Nacional de Estadística y Censos. As measured by these institutes, in 2010, Russian inflation was 8.7% and Argentine inflation was 10.9%. Consequently, a central element of our strategy for achieving sustained profitable volume growth is our ability to anticipate changes in local economic conditions and their impact on consumer demand in order to achieve the optimal combination of pricing and sales volume.

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

Product Mix

The results of our operations are substantially affected by our ability to build on our strong family of brands by relaunching or reinvigorating existing brands in current markets, launching existing brands in new markets and introducing brand extensions and packaging alternatives for our existing brands, as well as our ability to both acquire and develop innovative local products to respond to changing consumer preferences. Strong, well-recognized brands that attract and retain consumers, for which consumers are willing to pay a premium, are critical to our efforts to maintain and increase market share and benefit from high margins. See “Item 4. Information on the Company—B. Business Overview—2. Principal Activities and Products—Beer” for further information regarding our brands.

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

The main raw materials used in our beer production are malted barley, corn grits, corn syrup, rice, hops and water, while those used in our non-beer production are flavored concentrate, fruit concentrate, sugar or sweetener and water. In addition to these inputs into our products, delivery of our products to consumers requires extensive use of packaging materials, such as glass or PET bottles, aluminum or steel cans and kegs, labels, bottle caps, soda ash, plastic crates, metal closures, plastic closures, folding cartons, preforms and cardboard products.

The price and supply of the raw and packaging materials that we use in our operations are determined by, among other factors, the level of crop production (both in the countries in which we are active and elsewhere in the world), weather conditions, export demand and governmental regulations and legislation affecting agriculture and trade. Many of the commodities used in our operations experienced a price recovery in 2010 but did not see peak levels similar to those seen in 2008. The demand for sugar, like in 2009, continued to outstrip supply. Decreased energy prices, especially natural gas, helped to avoid a spike in the price of energy intensive commodities, such as aluminum and glass. We expect that raw material and energy prices will continue to experience price fluctuations. We are exposed to increases in fuel and other energy prices through our direct and indirect distribution networks and production operations. Increases in the prices of our products could affect demand among consumers, and thus, our sales volumes and revenue.

As further discussed under “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments,” we use both fixed-price purchasing contracts and commodity derivatives to minimize our exposure to commodity price volatility when practicable. Use of fixed-price contracts to purchase raw materials comprise about half of our purchase commitments. These contracts generally have a term of one to two years although a small number of contracts have a term of over five years. A portion of these contracts obligate us to make minimum volume of purchases or to purchase fixed quantities. See “Item 4. Information on the Company—B. Business Overview—6. Brewing Process; Raw Materials and Packaging; Production Facilities; Logistics—Raw Materials and Packaging” for further details regarding our arrangements for sourcing of raw and packaging materials.

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

Excise Taxes

Taxation on our beer and non-beer products in the countries in which we operate is comprised of different taxes specific to each jurisdiction, such as excise and other indirect taxes. In many jurisdictions, such excise and other indirect taxes make up a large proportion of the cost of beer charged to customers. Increases in excise and other indirect taxes applicable to our products either on an absolute basis or relative to the levels applicable to other beverages tend to adversely affect our revenue or margins, both by reducing overall consumption and by encouraging consumers to switch to lower-taxed categories of beverages. These increases also adversely affect the affordability of our products and our ability to raise prices. For example, see the discussion of taxes in the United States, Brazil, Russia and Ukraine in “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—The beer and beverage industry may be subject to changes in taxation.”

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

•

Advertising restrictions, which affect, among other things, the media channels employed, the content of advertising campaigns for our products and the times and places where our products can be advertised, including in some instances, sporting events;

•	Restrictions imposed by antitrust or competition laws;

•	Deposit laws (including those for bottles, crates and kegs);

•

Heightened environmental regulations and standards, including regulations addressing emissions of gas and liquid effluents and the disposal of one-way packaging, compliance with which imposes costs; and

•	Litigation associated with any of the above.

Please refer to “Item 4. Information on the Company—B. Business Overview—11. Regulations Affecting Our Business” for a fuller description of the key laws and regulations to which our operations are subject.

Foreign Currency

Our financial statements presentation and reporting currency is the U.S. dollar. A number of our operating companies have functional currencies (that is, in most cases, the local currency of the respective operating company) other than our reporting currency. Consequently, foreign currency exchange rates have a significant impact on our consolidated financial statements. In particular:

•

Changes in the value of our operating companies’ functional currencies against other currencies in which their costs and expenses are priced may affect those operating companies’ cost of sales and operating expenses, and thus negatively impact their operating margins in functional currency terms. For instance, in 2010, as a result of market volatility, the 2010 average rate of the Argentinean peso depreciated 5.9% against the U.S. dollar compared to the average rate of 2009. This resulted in an increase in our Argentinean subsidiary’s expenses and operating costs due to a portion of its debt and cost of goods sold being denominated in or linked to the U.S. dollar. Foreign currency transactions are accounted for at exchange rates prevailing at the date of the transactions, while monetary assets and liabilities denominated in foreign currencies are translated at the balance sheet date. Except for exchange differences on transactions entered into in order to hedge certain foreign currency risk and exchange rate differences on monetary items that form part of the net investment in the foreign operations, gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities in currencies other than an operating company’s functional currency are recognized in the income statement. Historically, we have been able to raise prices and implement cost saving initiatives to partly offset cost and expense increases due to exchange rate volatility. We also have hedge policies designed to manage commodity price and foreign currency risks to protect our exposure to currencies other than our operating companies’ respective functional currencies. Please refer to “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market Risk, Hedging and Financial Instruments” for further detail on our approach to hedging commodity price and foreign currency risk.

•

Any change in the exchange rates between our operating companies’ functional currencies and our reporting currency affects our consolidated income statement and consolidated statement of financial position when the results of those operating companies are translated into the reporting currency for reporting purposes. Assets and liabilities of foreign operations are translated to the reporting currency at foreign exchange rates prevailing at the balance sheet date. Income statements of foreign operations are translated to the reporting currency at exchange rates for the year approximating the foreign exchange rates prevailing at the dates of transactions. The components of shareholders’ equity are translated at historical rates. Exchange differences arising from the translation of shareholders’ equity into the reporting currency at year-end are taken to equity (that is, in a translation reserve). Decreases in the value of our operating companies’ functional currencies against the reporting currency tend to reduce their contribution to, among other things, our consolidated revenue and profit.

For further details regarding the currencies in which our revenue is realized and the effect of foreign currency fluctuations on our results of operations see “—F. Impact of Changes in Foreign Exchange Rates” below.

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

Based on 2010 information, for example, we realized 55% of our total 2010 volume in Western Europe in the second and third quarters, compared to 45% in the first and fourth quarters of the year, whereas in Latin America South, we realized 42% of our sales volume in second and third quarters, compared to 58% in the first and fourth quarters.

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

B. SIGNIFICANT ACCOUNTING POLICIES

The U.S. Securities and Exchange Commission (the “SEC”) has defined a critical accounting policy as a policy for which there is a choice among alternatives available, and for which choosing a legitimate alternative would yield materially different results. We believe that the following are our critical accounting policies. We consider an accounting policy to be critical if it is important to our financial condition and results of operations and requires significant or complex judgments and estimates on the part of our management. For a summary of all of our significant accounting policies, see note 3 to our audited consolidated financial statements as of 31 December 2010 and 2009, and for the three years ended 31 December 2010 included in this Form 20-F.

Although each of our significant accounting policies reflects judgments, assessments or estimates, we believe that the following accounting policies reflect the most critical judgments, estimates and assumptions that are important to our business operations and the understanding of its results: revenue recognition, accounting for business combinations and impairment of goodwill and intangible assets; pension and other post-retirement benefits; share-based compensation; contingencies; deferred and current income taxes; and accounting for derivatives. Although we believe that our judgments, assumptions and estimates are appropriate, actual results may differ from these estimates under different assumptions or conditions.

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

In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to our customers. The aggregate deductions from revenue recorded by the Company in relation to these taxes was approximately USD 9.2 billion, USD 8.4 billion, and USD 6.8 billion for the years ended 31 December 2010, 2009 and 2008, respectively.

Accounting for Business Combinations and Impairment of Goodwill and Intangible Assets

We have made acquisitions that included a significant amount of goodwill and other intangible assets, including the acquisition of Anheuser-Busch.

Our acquisition of Anheuser-Busch was accounted for using the purchase method of accounting under IFRS. In 2009, we completed the purchase price allocation in compliance with IFRS 3. IFRS 3 requires the acquirer to retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date. These adjustments have been reflected in our adjusted statement of financial position for 2008. The following items summarize the final purchase price allocation with adjustments being retrospectively applied as of 18 November 2008:

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

•

For the subsequent six years of the model, data from the strategic plan is extrapolated generally using simplified assumptions such as constant volumes and variable cost per hectoliter and fixed cost linked to inflation, as obtained from external sources;

•	Cash flows after the first ten-year period are extrapolated generally using expected annual long-term consumer price indices, based on external sources, in order to calculate the terminal value;

•

Projections are made in the functional currency of the business unit and discounted at the unit’s weighted average cost of capital. The latter ranged primarily between 6.3% and 21.6% in U.S. dollar nominal terms for goodwill impairment testing conducted for 2010; and

•	Cost to sell is assumed to reach 2% of the entity value based on historical precedents.

The above calculations are corroborated by valuation multiples, quoted share prices for publicly-traded subsidiaries or other available fair value indicators.

Impairment testing of intangible assets with an indefinite useful life is primarily based on a fair value approach using the same methodology as described above or by applying multiples that reflect current market transactions to indicators that drive the profitability of the asset or the royalty stream that could be obtained from licensing the intangible asset to another party in an arm’s length transaction.

For additional information on goodwill, intangible assets, tangible assets and impairments, see notes 13, 14, and 15 to our audited consolidated financial statements as of 31 December 2010 and 2009, and for the three years ended 31 December 2010.

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

Assumptions used to value defined benefit liabilities are based on actual historical experience, plan demographics, external data regarding compensation and economic trends. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension obligation and our future expense. Actuarial gains and losses consist of the effects of differences between the previous actuarial assumptions and what has actually occurred and the effects of changes in actuarial assumptions. Actuarial gains and losses are fully recognized in equity. For further information on how changes in these assumptions could change the amounts recognized see the sensitivity analysis within note 25 to our audited consolidated financial statements as of 31 December 2010 and 2009, and for the three years ended 31 December 2010.

A portion of our plan assets is invested in equity securities. The equity markets have experienced volatility, which has affected the value of our pension plan assets. This volatility may make it difficult to estimate the long-term rate of return on plan assets. Actual asset returns that differ from our assumptions are fully recognized in equity.

Other post-employment obligations

We and our subsidiaries provide health care benefits and other benefits to certain retirees. The expected costs of these benefits are recognized over the period of employment, using an accounting methodology similar to that used for defined benefit plans.

Share-Based Compensation

We have various types of equity settled share-based compensation schemes for employees. Employee services received, and the corresponding increase in equity, are measured by reference to the fair value of the equity instruments as at the date of grant. Fair value of stock options is estimated by using the binomial Hull model on the date of grant based on certain assumptions. Those assumptions are described in note 26 to our audited consolidated financial statements as of 31 December 2010 and 2009, and for the three years ended 31 December 2010 included in this Form 20-F and include, among others, the dividend yield, expected volatility and expected life of the stock options. The binomial Hull model assumes that all employees would immediately exercise their options if our share price were 2.5 times above the option exercise price. As a consequence, no single expected option life applies, whereas the assumption of the expected volatility has been set by reference to the implied volatility of our shares in the open market and in light of historical patterns of volatility. In the determination of the expected volatility, we excluded the volatility measured during the period 15 July 2008 to 30 April 2009 given the extreme market conditions experienced during that period.

Contingencies

The preparation of our financial statements requires management to make estimates and assumptions regarding contingencies which affect the valuation of assets and liabilities at the date of the financial statements and the revenue and expenses during the reported period.

We disclose material contingent liabilities unless the possibility of any loss arising is considered remote, and material contingent assets where the inflow of economic benefits is probable. We discuss our material contingencies in note 32 to our audited consolidated financial statements as of 31 December 2010 and 2009, and for the three years ended 31 December 2010.

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

As discussed in “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings,” and in note 32 to our audited consolidated financial statements as of 31 December 2010 and 2009, and for the three years ended 31 December 2010, legal proceedings covering a wide range of matters are pending or threatened in various jurisdictions against us. We record provisions for pending litigation when we determine that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertain nature of litigation, the ultimate outcome or actual cost of settlement may materially vary from estimates.

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

C. BUSINESS ZONES

Both from an accounting and managerial perspective, we are organized along seven business units or zones: North America, Latin America North (which includes Brazil, the Dominican Republic, Guatemala, Ecuador, and Peru for the year 2010 and Venezuela until October 2010), Latin America South (which includes Bolivia, Paraguay, Uruguay, Argentina and Chile), Western Europe (which also includes Cuba), Central & Eastern Europe, Asia Pacific and Global Export & Holding Companies. Prior to 2007, Latin America North and Latin America South together constituted one business zone—Latin America. Since the acquisition of Anheuser-Busch in November 2008, the Anheuser-Busch businesses are reported according to their geographic presence in the following zones: the U.S. beer business and Grupo Modelo are reported in zone North America; the U.K. business is reported in zone Western Europe; the Harbin and Budweiser China business and the Tsingtao business, until its disposal in 2009, are reported in zone Asia Pacific; and the Export and Packaging businesses and the Entertainment business until its disposal in 2009 are reported in Global Export & Holding Companies.

The financial performance of each business zone, including the business zone’s sales volume and revenue, is measured based on our product sales within the countries that comprise that business zone rather than based on products manufactured within that business zone but sold elsewhere. The Global Export & Holding Companies business zone includes our headquarters and the countries in which our products are sold only on an export basis and in which we do not otherwise have any operations or production activities, as well as, as of 2010, certain intra-group transactions, which were previously recorded in the zones, are now recorded in the Global Export & Holding Companies Zone, with no impact at the consolidated level. From 2007 to November 2008, the Global Export & Holding Companies business zone also encompassed the distribution platform established under the Import

Agreement we entered into with Anheuser-Busch, Inc. for the import of our European brands into the United States. As a result, our North America zone during that period was comprised mainly of sales within Canada and the export of our Canadian brands into the U.S. market. Since the Anheuser-Busch acquisition in November 2008, the transactions under the Import Agreement are considered intra-company transactions and imports of our European brands into the United States are reported under the North America zone, which also encompasses Anheuser-Busch’s U.S. beer business and Grupo Modelo, in addition to the pre-existing Canadian business. From November 2008, as a result of the Anheuser-Busch acquisition, the Global Export & Holding Companies business zone also included the Export, Entertainment and Packaging businesses of Anheuser-Busch. On 1 October 2009 and 1 December 2009, we completed the sale of four metal beverage can and lid manufacturing plants and our U.S. entertainment business, respectively.

In 2010, North America accounted for 32.5% of our consolidated volumes, Latin America North for 30.1%, Asia Pacific for 12.6%, Latin America South for 8.5%, Western Europe for 8.0%, Central & Eastern Europe for 6.7% and Global Export & Holding Companies for 1.6%. A substantial portion of our operations is carried out through our two largest subsidiaries, Anheuser-Busch (wholly-owned) and AmBev (61.86% owned as of 31 December 2010) and their respective subsidiaries.

Throughout the world, we are primarily active in the beer business. However, we also have non-beer activities (primarily consisting of soft drinks), within certain countries in our Latin America business zones, in particular, Brazil, the Dominican Republic, Peru, Bolivia, Uruguay and Argentina. Both the beer and non-beer volumes comprise sales of brands that we own or license, third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network.

D. EQUITY INVESTMENTS

As of 31 March 2011, we held a 35.3% direct interest in Grupo Modelo, Mexico’s largest brewer and producer of the Corona brand, and a 23.25% direct interest in Grupo Modelo’s operating subsidiary Diblo, S.A. de C.V. (“Modelo”). Our direct investments in Grupo Modelo and Diblo, S.A. de C.V. give us an approximate (direct and indirect) 50% equity interest in Modelo. We hold nine of 19 positions on Grupo Modelo’s board of directors (with a controlling shareholders trust holding the other ten positions) and also have membership on the Executive Committee. However, we do not have voting or other effective control of either Diblo or Grupo Modelo and consequently account for our investments using the equity method.

Beginning in 2003, Anheuser-Busch participated in a strategic alliance with Tsingtao, one of the largest brewers in China and producer of the Tsingtao brand. Through the Anheuser-Busch acquisition, we acquired Anheuser-Busch’s 27% economic ownership interest, and 20% voting interest, in Tsingtao. Local government authorities held the proxy voting rights for the 7% difference between our voting and economic stakes. Following the Anheuser-Busch acquisition, we announced that we had entered into an agreement with Asahi Breweries, Ltd., whereby Asahi acquired 19.9% of Tsingtao for USD 667 million. The sale closed on 30 April 2009 and the proceeds from the sale were used to repay part of the 2008 Senior Facilities Agreement incurred as a result of the Anheuser-Busch acquisition. On 8 May 2009, we announced that we had entered into an agreement with a private investor, Mr. Chen Fashu, to sell our remaining 7% stake in Tsingtao for USD 235 million. The sale was completed on 5 June 2009.

See note 16 to our audited consolidated financial statements as of 31 December 2010 and 2009, and for the three years ended 31 December 2010 for further details on these equity investments.

E. RESULTS OF OPERATIONS

Year Ended 31 December 2010 Compared to Year Ended 31 December 2009

Volumes

Our reported volumes include both beer and non-beer (primarily carbonated soft drinks) volumes. In addition, volumes include not only brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network, particularly in Western Europe. Volumes sold by the Global Export & Holding Companies businesses are shown separately. Our pro rata share of volumes in Grupo Modelo is not included in the reported volumes.

The table below summarizes the volume evolution by zone.

	Year ended 31 December 2010	Year ended 31 December 2009	Change
	(thousand hectoliters)		(%)(1)
North America	129,476	134,644	(3.8)
Latin America North	120,056	109,794	9.3
Latin America South	33,854	33,319	1.6
Western Europe	31,833	33,306	(4.4)
Central & Eastern Europe	26,750	40,178	(33.4)
Asia Pacific	50,268	52,486	(4.2)
Global Export & Holding Companies	6,681	4,875	37.0

Total	398,918	408,603	(2.4)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated volumes for the year ended 31 December 2010 decreased 9.7 million hectoliters, or 2.4%, to 398.9 million hectoliters compared to our consolidated volumes for the year ended 31 December 2009.

The results for the year ended 31 December 2010 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2009 and 2010:

•

The 2009 acquisitions and disposals include the acquisitions of Budweiser distribution rights in Paraguay and a Pepsi bottler in Bolivia and the disposals of Oriental Brewery, the Tennent’s Lager brand and associated trading assets and our Central European operations. The 2010 disposals include the transaction entered into between AmBev and Cerveceria Regional S.A. related to their business in Venezuela. Collectively, these acquisitions and disposals negatively impacted our volumes by 18.0 million hectoliters (net) for the year ended 31 December 2010 compared to the year ended 31 December 2009. For further details of these acquisitions and dispositions, see “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes.”

Excluding volume changes attributable to the acquisitions and disposals described above and certain changes in consolidation scope in Asia Pacific, our consolidated volumes would have increased by 8.3 million hectoliters, or 2.0%, and our own beer volumes would have increased by 2.1% for the year ended 31 December 2010 compared to our volumes for the year ended 31 December 2009. The increase in volumes results mainly from continued strong performances in certain key brands led by Antarctica, Brahma and Skol in Brazil, Harbin and Budweiser in China, and Budweiser in the United Kingdom. On the same basis, in the year ended 31 December 2010, our non-beer volumes grew by 3.8% compared to our volumes for the year ended 31 December 2009.

North America

In the year ended 31 December 2010, our volumes in North America declined by 5.2 million hectoliters, or 3.8%, compared to the year ended 31 December 2009, impacted in part by a transfer of activities to our Global Export & Holding Companies zone. Excluding this transfer of activities, our total volumes would have declined by 3.1% from 2009 to 2010. Shipment volumes in the United States declined 3.0% with domestic United States beer sales-to-retailers adjusted for the number of selling days decreasing 3.2% in the year ended 31 December 2010 compared to 2009. In the United States, the high levels of unemployment continued to be the main driver of industry volume decline, affecting the sub-premium and premium categories in particular. Full year 2010 market share fell by almost half a percentage point from last year driven mainly by losses in our sub-premium and non-Focus brands where we made a decision to rebalance our brand portfolio.

In Canada, our beer volumes fell 3.9% during the year ended 31 December 2010. Demand across the industry continued to be weak, leading to a second straight year of industry decline, down 1% in 2010, after 10 years of growth. Market share fell in 2010 as compared to 2009 as we continued to focus on balancing volume with profitability.

Latin America North

In the year ended 31 December 2010, our volumes in the Latin America North zone grew by 10.3 million hectoliters, or 9.3%, compared to 2009. Excluding the transaction related to Venezuela described above our total volumes would have increased by 9.6%, with beer volume growth of 10.5% and soft drink growth of 7.3% on the same basis. In Brazil, beer volume grew by 10.7% in 2010 driven by strong industry growth as well as market share gains driven by product and packaging innovations, such as Antartica Sub Zero, the roll-out of 1 Liter packaging and Skol 360.

Latin America South

Latin America South volumes for the year ended 31 December 2010 increased by 0.5 million hectoliters, or 1.6%, compared to 2009. This increase includes volumes from our acquisition of Budweiser distribution rights in Paraguay and a Pepsi bottler in Bolivia in 2009. Excluding the effect of these acquisitions, our total volumes would have increased by 0.7%, as solid growth of our beer operations of 3.9% was partly offset by a 4.2% decline in our non-beer activities as a consequence of industry weakness in Argentina. Beer volumes in Argentina grew 1.7% in 2010 as compared to 2009, reflecting a weak industry performance during the first half of 2010 and improvements in the second half.

Western Europe

Our volumes for the year ended 31 December 2010 declined by 1.5 million hectoliters, or 4.4%, compared to the year ended 31 December 2009. Excluding the disposals of the Tennent’s Lager brand and associated trading assets described above, our own beer volumes declined 1.6%, while total volumes, including subcontracted volumes, declined 2.5% in the year ended 31 December 2010 compared to 2009. Volume growth in the United Kingdom was offset by volume declines in Germany and Belgium.

In Belgium, our own beer volume fell 4.9% between 2009 and 2010 due to social actions in January 2010, increased competition in the off-trade and the impact of severe winter weather on transport and consumption in the fourth quarter. In Germany, our own beer volumes declined 9.0% in 2010 as compared to 2009, mainly driven by a weak industry performance and a very competitive, price-driven off-trade environment, resulting in market share loss. In the United Kingdom, excluding the disposals described above, our own beer volumes grew 3.4% in the year ended 31 December 2010 compared to 2009, driven by a strong performance by Budweiser with growth in the year of 36.1%. Our United Kingdom business achieved market share gains in both the on-trade and off-trade channels, driven by Budweiser’s FIFA World Cup sponsorship in addition to continued growth of Beck’s Vier in the on-trade.

Central & Eastern Europe

Our volumes for the year ended 31 December 2010 declined by 13.4 million hectoliters, or 33.4%, compared to the year ended 31 December 2009. Excluding the disposal of our Central European operations described above, our volumes decreased 0.9% between 2009 and 2010. In Russia, volumes fell 1.7% year on year reflecting industry weakness at the beginning of 2010 following inventory build-up by distributors and retailers in the fourth quarter of 2009 in anticipation of the excise tax increase that took effect in January 2010. Market share gains were achieved behind the launch of Bud in May, and the strong performance of our Focus Brand Kliskoye with growth of 5.3% in 2010. In Ukraine, beer volumes grew by 0.4% for the year ended 31 December 2010 compared to the same period in 2009, following the launch of new national campaigns for our brands Chernigivske and Rogan in the last two months of 2010.

Asia Pacific

For the year ended 31 December 2010, our volumes declined 2.2 million hectoliters, or 4.2%, compared to the year ended 31 December 2009. Excluding the disposal of Oriental Brewery and changes in consolidation scope in the zone, our volumes in China increased by 6.0% year on year driven by the growth of our Focus brands and the successful launch of Budweiser Lime in major cities across China.

Global Export & Holding Companies

For the year ended 31 December 2010, our Global Export & Holding Companies volume increased 1.8 million hectoliters, or 37% compared to the year ended 31 December 2009, primarily due to a transfer of activities from North America.

Revenue

Revenue refers to turnover less excise taxes and discounts. See “—A. Key Factors Affecting Results of Operations—Excise Taxes.”

The following table reflects changes in revenue across our business zones for the full year ended 31 December 2010 as compared to our revenue for the full year ended 31 December 2009.

	Year ended 31 December 2010	Year ended 31 December 2009	Change
	(USD million)		(%)(1)
North America	15,296	15,486	(1.2)
Latin America North	10,018	7,649	31.0
Latin America South	2,182	1,899	14.9
Western Europe	3,937	4,312	(8.7)
Central & Eastern Europe	1,619	2,492	(35.0)
Asia Pacific	1,767	1,985	(11.0)
Global Export & Holding Companies	1,479	2,936	(49.6)

Total	36,297	36,758	(1.3)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated revenue was USD 36,297 million for the year ended 31 December 2010. This represented a decline of 1.3% as compared to our consolidated revenue for the year ended 31 December 2009 of USD 36,758 million. The results for the year ended 31 December 2010 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2009 and 2010 and currency translation effects.

•

The 2009 acquisitions and disposals include the acquisitions of Budweiser distribution rights in Paraguay and a Pepsi bottler in Bolivia, offset by the disposals of InBev USA, Oriental Brewery, the Tennent’s Lager brand and associated trading assets, four metal beverage can and lid manufacturing plants in the United States, Busch Entertainment Corporation, and our Central European operations (collectively, the “2009 acquisitions and disposals”). The 2010 disposals include the transaction entered into between AmBev and Cerveceria Regional S.A. related to their business in Venezuela and the disposal of certain non-core activities in North America (collectively the “2010 disposals,” and together with the 2009 acquisitions and disposals, the “2009 and 2010 acquisitions and disposals”). The 2009 and 2010 acquisitions and disposals described above negatively impacted our consolidated revenue by USD 2,959 million (net) for the year ended 31 December 2010 compared to the year ended

31 December 2009. For further details of these acquisitions and dispositions, see “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes.”

•

Our consolidated revenue for the year ended 31 December 2010 also reflects a favorable currency translation impact of USD 1,255 million mainly arising from currency translation effects in Latin America North.

Excluding the effects of the business acquisitions and disposals and the currency translation effects described above, our revenue would have increased 3.4% for the year ended 31 December 2010 compared to the year ended 31 December 2009. Our consolidated revenue for the year ended 31 December 2010 was partly impacted by the developments in volume discussed above. The main business zone contributing to growth in our consolidated revenues was Latin America North, where revenue growth was attributable to favorable currency translation effects, higher volumes in beer and non-beer categories and overall industry growth driven by the robust Brazilian economy. On the same basis, revenue per hectoliter grew reflecting positive momentum, in part due to selective price increases in the latter part of 2010. Such growth was partially offset by geography mix, as Latin America North, Latin America South and Asia Pacific grew faster than zones with higher revenue per hectoliter, and by the excise tax impact in Russia.

Cost of sales

The following table reflects changes in cost of sales across our business zones for the full year ended 31 December 2010 as compared to the full year ended 31 December 2009:

	Year ended 31 December 2010	Year ended 31 December 2009	Change
	(USD million)		(%)(1)
North America	(6,946)	(7,525)	7.7
Latin America North	(3,410)	(2,487)	(37.1)
Latin America South	(842)	(735)	(14.6)
Western Europe	(1,883)	(1,962)	4.0
Central & Eastern Europe	(857)	(1,194)	28.2
Asia Pacific	(1,008)	(1,052)	4.2
Global Export & Holding Companies	(1,206)	(2,243)	46.2

Total	(16,151)	(17,198)	6.1

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated cost of sales was USD 16,151 million for year ended 31 December 2010. This represented a decrease of USD 1,047 million, or 6.1%, compared to our consolidated cost of sales for the year ended 31 December 2009. The results for the year ended 31 December 2010 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2009 and 2010 and currency translation effects.

•

The 2009 and 2010 acquisitions and disposals described above positively impacted our consolidated cost of sales by USD 1,710 million (net) for the year ended 31 December 2010 compared to the year ended 31 December 2009. For further details of these acquisitions and dispositions, see “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes.”

•

Our consolidated cost of sales for the year ended 31 December 2010 also reflects a negative currency translation impact of USD 394 million mainly arising from currency translation effects in Latin America North and North America (Canada).

Excluding the effects of the business acquisitions and disposals and the currency translation effects described above, our cost of sales would have increased by 1.6% as compared to the year ended 31 December 2009 as higher raw material and packaging costs in Latin America North and Latin America South offset procurement savings and best practices implementation in North America and Western Europe. On the same basis, cost of sales per hectoliter decreased primarily as result of geography mix as Latin America North and Asia Pacific grew faster than zones with higher cost of sales per hectoliter.

Operating expenses

The discussion below relates to our operating expenses, which equal the sum of our distribution expenses, sales and marketing expenses, administrative expenses and other operating income and expenses (net), for the year ended 31 December 2010 as compared to the year ended 31 December 2009. Our operating expenses do not include exceptional charges, which are reported separately.

Our operating expenses for the year ended 31 December 2010 were USD 8,981 million, representing a decrease of USD 331 million, or 3.6% compared to our operating expenses for the year ended 31 December 2009.

Distribution expenses

The following table reflects changes in distribution expenses across our business zones for the full year ended 31 December 2010 as compared to the full year ended 31 December 2009:

	Year ended 31 December 2010	Year ended 31 December 2009	Change
	(USD million)		(%)(1)
North America	(774)	(792)	2.3
Latin America North	(1,128)	(781)	(44.4)
Latin America South	(180)	(166)	(8.4)
Western Europe	(393)	(457)	14.0
Central & Eastern Europe	(191)	(241)	20.7
Asia Pacific	(140)	(142)	1.4
Global Export & Holding Companies	(106)	(93)	(14.0)

Total	(2,913)	(2,671)	(9.1)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated distribution expenses were USD 2,913 million for the year ended 31 December 2010. This represented an increase of USD 242 million, or 9.1%, as compared to the year ended 31 December 2009. The results for the year ended 31 December 2010 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2009 and 2010 and currency translation effects.

•

The 2009 and 2010 acquisitions and disposals described above positively impacted our consolidated distribution expenses by USD 149 million (net) for the year ended 31 December 2010 compared to the year ended 31 December 2009. For further details of these acquisitions and dispositions, see “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes.”

•

Our consolidated distribution expenses for the year ended 31 December 2010 also reflect a negative currency translation impact of USD 140 million mainly arising from currency translation effects in Latin America North.

Excluding the effects of the business acquisitions and disposals and the currency translation effects described above, the increase in distribution expenses would have been 9.3% driven by higher transport tariffs in Russia and Ukraine, and higher transportation costs in Brazil and China related to geographic expansion.

Sales and marketing expenses

Marketing expenses include all costs relating to the support and promotion of brands, including operating overhead costs (such as payroll and office costs) of the marketing departments, advertising costs (such as agency fees and media costs), global and local sponsorships, events, surveys, and market research. Sales expenses include all costs relating to the selling of products, including operating costs (such as payroll and office costs) of the sales department and sales force.

The following table reflects changes in sales and marketing expenses across our business zones for the full year ended 31 December 2010 as compared to the full year ended 31 December 2009:

	Year ended 31 December 2010	Year ended 31 December 2009	Change
	(USD million)		(%)(1)
North America	(1,565)	(1,694)	7.6
Latin America North	(1,238)	(1,016)	(21.9)
Latin America South	(228)	(182)	(25.3)
Western Europe	(716)	(798)	10.3
Central & Eastern Europe	(353)	(485)	27.2
Asia Pacific	(439)	(542)	19.0
Global Export & Holding Companies	(174)	(275)	36.7

Total	(4,712)	(4,992)	5.6

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated sales and marketing expenses were USD 4,712 million for the year ended 31 December 2010. This represented a decrease of USD 280 million, or 5.6%, as compared to our sales and marketing expenses for the year ended 31 December 2009. The results for the year ended 31 December 2010 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2009 and 2010 and currency translation effects.

•

The 2009 and 2010 acquisitions and disposals described above positively impacted our consolidated sales and marketing expenses by USD 393 million (net) for the year ended 31 December 2010 compared to the year ended 31 December 2009. For further details of these acquisitions and dispositions, see “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes.”

•	Our consolidated sales and marketing expenses for the year ended 31 December 2010 also reflect a negative currency translation impact of USD 137 million.

Excluding the effects of the business acquisitions and disposals and currency translation described above and the conversion in 2010 of certain sales expenses into discount programs in Western Europe and Asia Pacific, our overall sales and marketing expenses for the year ended 31 December 2010 would have increased 2.0%, resulting from increased investments in our key brands, innovation and sponsoring activities in the early part of 2010 (e.g. FIFA World Cup), including an increase in Central and Eastern Europe to support the launch of Bud in Russia. This increase was offset in part by reductions in overhead expenses, especially in the United States.

Administrative expenses

The following table reflects changes in administrative expenses across our business zones for the full year ended 31 December 2010 as compared to the full year ended 31 December 2009:

	Year ended 31 December 2010	Year ended 31 December 2009	Change
	(USD million)		(%)(1)
North America	(526)	(636)	17.3
Latin America North	(518)	(551)	6.0
Latin America South	(75)	(73)	(2.7)
Western Europe	(291)	(389)	25.2
Central & Eastern Europe	(109)	(171)	36.3

	Year ended 31 December 2010	Year ended 31 December 2009	Change
Asia Pacific	(148)	(142)	(4.2)
Global Export & Holding Companies	(292)	(349)	16.3

Total	(1,960)	(2,310)	15.2

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated administrative expenses were USD 1,960 million for the year ended 31 December 2010. This represented a decrease of USD 350 million, or 15.2%, as compared to our consolidated administrative expenses for the year ended 31 December 2009. The results for the year ended 31 December 2010 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2009 and 2010 and currency translation effects.

•

The 2009 and 2010 acquisitions and disposals described above positively impacted our consolidated administrative expenses by USD 90 million (net) for the year ended 31 December 2010 compared to the year ended 31 December 2009. For further details of these acquisitions and dispositions, see “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes.”

•	Our consolidated administrative expenses for the year ended 31 December 2010 also reflect a negative currency translation impact of USD 44 million.

Excluding the effects of the business acquisitions and disposals, and the currency translation effects described above, administrative expenses would have decreased by 13.2% as a result of continued fixed cost savings across our business, and lower accruals for variable compensation as compared to 2009.

Other operating income/(expenses)

The following table reflects changes in other operating income and expenses across our business zones for the full year ended 31 December 2010 as compared to the full year ended 31 December 2009:

	Year ended 31 December 2010	Year ended 31 December 2009	Change
	(USD million)		(%)(1)
North America	61	54	13.0
Latin America North	359	243	47.7
Latin America South	(8)	(12)	33.3
Western Europe	83	(107)	177.6
Central & Eastern Europe	7	(121)	105.8
Asia Pacific	47	36	30.6
Global Export & Holding Companies	54	568	(90.5)

Total	604	661	(8.6)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

The net positive effect of our other operating income and expenses for the year ended 31 December 2010 was USD 604 million. This represented a decrease of USD 57 million, or 8.6%, compared to the year ended 31 December 2009. The results for the year ended 31 December 2010 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2009 and 2010 and currency translation effects.

•

The 2009 and 2010 acquisitions and disposals described above negatively impacted our consolidated other operating income/expenses by USD 8 million (net) for the year ended 31 December 2010 compared to the year ended 31 December 2009. For further details of these acquisitions and dispositions, see “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes.”

•	Our consolidated other operating income/expenses for the year ended 31 December 2010 also reflect a positive currency translation impact of USD 40 million.

Excluding the effects of these business acquisitions and disposals and the currency translation effects, other operating income would have decreased 13.4% for the year ended 31 December 2010 as compared to 2009 as the 2009 results were impacted by a curtailment gain in 2009 in North America following the amendment of certain U.S. pensions and post-retirement healthcare benefits as part of the Anheuser-Busch integration. As of 2010, certain intragroup transactions, previously recorded in the Zones, are recorded in the Global Export & Holding Companies Zone, with no impact on consolidated results.

Exceptional items

Exceptional items are items which, in our management’s judgment, need to be disclosed separately by virtue of their size and incidence in order to obtain a proper understanding of our financial information. We consider these items to be of significance in nature, and accordingly, our management has excluded these items from their segment measures of performance as described in note 8 to our audited consolidated financial statements as of 31 December 2010 and 2009, and for the three years ended 31 December 2010.

For the year ended 31 December 2010, exceptional items consisted of restructuring charges and business and asset disposals. Exceptional items were as follows for the years ended 31 December 2010 and 2009:

	Year ended 31 December 2010	Year ended 31 December 2009
	(USD million)
Restructuring (including impairment losses)	(252)	(153)
Fair value adjustments	—	(67)
Business and asset disposal (including impairment losses)	(16)	1,541

Total	(268)	1,321

Restructuring

Exceptional restructuring charges amounted to USD 252 million for the year ended 31 December 2010 as compared to USD 153 million for 2009. The 2010 charges are primarily related to the continued Anheuser-Busch integration in North America and organizational alignments in Western Europe. In addition, these charges include restructuring and impairment losses related to the closure of the Hamilton Brewery in Canada. These changes aim to eliminate overlap or duplicated processes and activities across functions and zones and are intended to provide us with a lower cost base, a stronger focus on our core activities, quicker decision-making and improvements to efficiency, service and quality.

Business and asset disposal

Business and asset disposals (including impairment losses) amounted to a net charge of USD 16 million for the year ended 31 December 2010 compared to a net benefit of USD 1,541 million for the same period in 2009. For 2010, the balance reflects the net impact resulting from a gain on the settlement of the deferred portion of the sale proceeds from the disposal of Oriental Brewery of USD 50 million and positive adjustments of USD 17 million on accruals and provisions relating to certain divestitures from previous years. This was more than offset by the measurement at fair value of the retained interest in the combination in Venezuela between AmBev and Cerveceria Regional S.A. resulting in a charge of USD 31 million and losses on disposal on certain non-core Anheuser-Busch assets resulting in a net charge of USD 52 million, including a USD 65 million impairment loss. See “Item 5.

Operating and Financial Review—A. Key Factors Affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes.”

Profit from operations

The following table reflects changes in profit from operations across our business zones for the full year ended 31 December 2010 as compared to the full year ended 31 December 2009:

	Year ended 31 December 2010	Year ended 31 December 2009	Change
	(USD million)		(%)(1)
North America	5,309	4,956	7.1
Latin America North	4,049	3,165	27.9
Latin America South	841	724	16.2
Western Europe	683	543	25.8
Central & Eastern Europe	118	279	(57.7)
Asia Pacific	88	96	(8.3)
Global Export & Holding Companies	(191)	1,805	(110.6)

Total	10,897	11,569	(5.8)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our profit from operations decreased to USD 10,897 million for the year ended 31 December 2010. This represented a decrease of USD 672 million, or 5.8%, as compared to our profit from operations for the year ended 31 December 2009. The results for the year ended 31 December 2010 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2009 and 2010, currency translation effects and the effects of certain exceptional items as described above. For further details of these acquisitions and dispositions, see “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes.”

See note 5 to our audited consolidated financial statements as of 31 December 2010 and 2009, and for the three years ended 31 December 2010 for additional information on our 2010 profit from operations by zone.

EBITDA, as defined

The following table reflects changes in our EBITDA, as defined, for the full year ended 31 December 2010 as compared to the full year ended 31 December 2009:

	Year ended 31 December 2010	Year ended 31 December 2009	Change
	(USD million)		(%)(1)
Profit	5,762	5,877	(2.0)
Net finance cost	3,736	4,419	(15.3)
Income tax expense	1,920	1,786	7.5
Share of result of associates	(521)	(513)	(1.6)

Profit from operations	10,897	11,569	(5.8)

	Year ended 31 December 2010	Year ended 31 December 2009	Change
	(USD million)		(%)(1)
Depreciation, amortization and impairment	2,788	2,818	(1.1)

EBITDA, as defined	13,685	14,387	(4.9)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

A performance measure such as EBITDA, as defined, is a non-IFRS measure. The financial measure most directly comparable to EBITDA, as defined, presented in accordance with IFRS in our consolidated financial statements, is profit. EBITDA, as defined, is a measure used by our management to evaluate our business performance and is defined as profit from operations before depreciation, amortization and impairment. EBITDA, as defined, is a key component of the measures that are provided to senior management on a monthly basis at the group level, the zone level and lower levels. We believe EBITDA, as defined, is useful to investors for the following reasons.

We believe EBITDA, as defined, facilitates comparisons of our operating performance across our zones from period to period. In comparison to profit, EBITDA, as defined, excludes items which do not impact the day-to-day operation of our primary business (that is, the selling of beer and other operational businesses) and over which management has little control. Items excluded from EBITDA, as defined, are our share of results of associates, depreciation and amortization, impairment, financial charges and corporate income taxes, which management does not consider to be items that drive our company’s underlying business performance. Because EBITDA, as defined, includes only items management can directly control or influence, it forms part of the basis for many of our performance targets. For example, certain options under our share-based compensation plan were granted such that they vest only when certain targets derived from EBITDA, as defined, are met.

We further believe that EBITDA, as defined, and measures derived from it, are frequently used by securities analysts, investors and other interested parties in their evaluation of our company and in comparison to other companies, many of which present an EBITDA performance measure when reporting their results.

EBITDA, as defined, does, however, have limitations as an analytical tool. It is not a recognized term under IFRS and does not purport to be an alternative to profit as a measure of operating performance, or to cash flows from operating activities as a measure of liquidity. As a result, you should not consider EBITDA, as defined, in isolation from, or as a substitute analysis for, our results of operations. Some limitations of EBITDA, as defined, are:

•

EBITDA, as defined, does not reflect the impact of financing costs on our operating performance. Such costs are significant in light of our increased debt and could further increase as a result of our debt refinancing;

•	EBITDA, as defined, does not reflect depreciation and amortization, but the assets being depreciated and amortized will often have to be replaced in the future;

•	EBITDA, as defined, does not reflect the impact of charges for existing capital assets or their replacements;

•	EBITDA, as defined, does not reflect our tax expense; and

•	EBITDA, as defined, may not be comparable to other similarly titled measures of other companies because not all companies use identical calculations.

Additionally, EBITDA, as defined, is not intended to be a measure of free cash flow for management’s discretionary use, as it is not adjusted for all non-cash income or expense items that are reflected in our consolidated statement of cash flows.

We compensate for these limitations, in addition to using EBITDA, as defined, by relying on our results calculated in accordance with IFRS.

Our EBITDA, as defined, decreased to USD 13,685 million for the year ended 31 December 2010. This represented a decrease of USD 702 million, or 4.9%, as compared to our EBITDA, as defined, for the year ended 31 December 2009. The results for the year ended 31 December 2010 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2009 and 2010 and currency translation effects. For further details of these acquisitions and dispositions, see “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes.” Furthermore, our EBITDA, as defined, was negatively impacted by USD 185 million (before impairment losses) of certain exceptional items in the year ended 31 December 2010, as compared to a positive impact of USD 1,350 million (before impairment losses) during year ended 31 December 2009. See “—Exceptional Items” above for a description of the exceptional items during the year ended 31 December 2010 and 2009.

See note 5 to our audited consolidated financial statements as of 31 December 2010 and 2009, and for the three years ended 31 December 2010 for further performance measures used by our management. Also see note 10 to our audited consolidated financial statement as of 31 December 2010 and 2009, and for the three years ended 31 December 2010 for additional information regarding the allocation of our depreciation, amortization and impairment charges.

Net finance cost

Our net finance cost for the year ended 31 December 2010 was USD 3,736 million, as compared to USD 4,419 million for the year ended 31 December 2009, or a decrease of USD 683 million.

Net finance cost in the year ended 31 December 2010 included exceptional finance costs of USD 925 million resulting from incremental accretion expenses of USD 192 million and a USD 733 million mark-to-market adjustment as certain interest rate swaps hedging borrowings under our senior bank facilities became ineffective as a result of the repayment and refinancing of these facilities. While the accretion expense is a non-cash item, the cash equivalent of the negative mark-to-market adjustment is spread over the period 2010 to 2014. For the year ended 31 December 2009, exceptional finance costs were USD 629 million.

Excluding these exceptional finance costs, net finance costs decreased by USD 979 million to USD 2,811 million for the year ended 31 December 2010 compared to the same period in 2009. This decrease is mainly due to lower net interest charges as a result of reduced net debt levels and lower accretion expenses as bank borrowings are being reduced as a percentage of total debt, favorable foreign exchange variances arising from EUR/USD currency fluctuations and gains from derivative contracts entered into to hedge risks associated with different share based compensation programs.

Share of result of associates

Our share of result of associates for the year ended 31 December 2010 was USD 521 million as compared to USD 513 million for the year ended 31 December 2009, reflecting the recognition of the results of our investment in Grupo Modelo.

Income tax expense

Our total income tax expense for the year ended 31 December amounted to USD 1,920 million, with an effective tax rate of 26.8% (as compared to 25.0% for the year ended 31 December 2009). The increase in our effective tax rate for the year ended 31 December 2010 was primarily due to the non-deductibility of certain exceptional charges associated with the refinancing and repayment of our senior bank facilities. We continue to benefit at the AmBev level from the impact of interest on equity payments and tax deductible goodwill from the merger between InBev Holding Brasil S.A. and AmBev in July 2005 and the acquisition of Quinsa in August 2006. The impact of this tax deductible goodwill was to reduce income tax expense for the year ended 31 December 2010 by USD 270 million. Unless there is a change in tax law, we expect amortization of this goodwill to end in 2017.

Profit (pre- and post-non-controlling interests)

Profit attributable to our equity holders for the year ended 31 December 2010 was USD 4,026 million with basic earnings per share of USD 2.53, based on 1,592 million shares outstanding, representing the weighted average number of shares outstanding during the year ended 31 December 2010. Excluding the exceptional items discussed above, profit attributable to our equity holders for 2010 would have been USD 5,040 million and basic earnings per share would have been USD 3.17, based on 1,592 million shares outstanding. For more information regarding our earnings per share, see note 23 to our audited consolidated financial statements as of 31 December 2010 and 2009, and for the three years ended 31 December 2010.

The profit attributable to non-controlling interests was USD 1,736 million for the year ended 31 December 2010, an increase of USD 472 million from USD 1,264 million for the year ended 31 December 2009. The increase in profit attributable to non-controlling interests was primarily due to higher AmBev profits and currency translation effects.

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

•

Acquisitions of a Pepsi bottler in Bolivia and the disposals of CafeIn in France; Oriental Brewery; the Tennent’s Lager brand and associated trading assets and our Central European operations decreased our volumes by 5.7 million hectoliters (net) in 2009. For further details of these acquisitions and dispositions, see “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes.”

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

North America

Our volumes in North America grew by 108.0 million hectoliters for the year ended 31 December 2009 compared to our volumes for the year ended 31 December 2008. This was primarily due to the inclusion of Anheuser-Busch volumes in our results following the Anheuser-Busch acquisition. Excluding volume changes attributable to the Anheuser-Busch acquisition and the other acquisition and disposals described above, our total volumes decreased 0.8 million hectoliters or 2.8% in 2009 as compared to 2008. Shipment volumes in the United States declined 2.1% in 2009. Domestic U.S. beer sales-to-retailers adjusted for the number of selling days decreased 1.9% in 2009, in line with industry weakness, with a weaker year-end performance partially offsetting a stronger first half. On the same basis, in Canada, our beer volumes fell 1.1% in 2009 resulting from a combination of industry weakness and market share loss, mainly in the last two quarters. The remaining decline can be attributable to overall industry weakness.

Latin America North

Our volumes in the Latin America North zone grew by 8.3 million hectoliters or 8.2% for the year ended 31 December 2009 compared to the year ended 31 December 2008 arising mainly from our results in Brazil. The successful launch of new packaging such as the 1 liter bottle and the 269 ml can, new product innovation (notably Antarctica Sub Zero) and higher consumer disposable income resulting from minimum wage increases in Brazil led to higher market share gains in the zone.

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

•

Acquisitions of Budweiser distribution rights in Paraguay and a Pepsi bottler in Bolivia, offset by the dispositions of: InBev USA; CafeIn in France; Oriental Brewery; the Tennent’s Lager brand and associated trading assets; four metal beverage can and lid manufacturing plants in the United States; Busch Entertainment Corporation, and our Central European operations resulted in a USD 588 million net decrease in revenue for the year ended 31 December 2009 compared to the year ended 31 December 2008. For further details of these acquisitions and dispositions, see “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes.”

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

On 1 October 2009 and 1 December 2009, we completed the sale of four metal beverage can and lid manufacturing plants and our U.S. entertainment business, respectively. The U.S. packaging business and our U.S. entertainment business contributed USD 1,393 million and USD 1,194 million, respectively to our revenue for the year ended 31 December 2009. See “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes.”

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

Cost of sales

The following table reflects changes in cost of sales across our business zones for the year ended 31 December 2009 as compared to the year ended 31 December 2008:

	Year ended 31 December 2009	Year ended 31 December 2008	Change
	(USD million)		(%)(1)
North America	(7,525)	(1,586)
Latin America North	(2,487)	(2,634)	5.6
Latin America South	(735)	(782)	6.0
Western Europe	(1,962)	(2,232)	12.1
Central & Eastern Europe	(1,194)	(1,693)	29.5
Asia Pacific	(1,052)	(812)	(29.6)

	Year ended 31 December 2009	Year ended 31 December 2008	Change
Global Export & Holding Companies	(2,243)	(597)

Total	(17,198)	(10,336)	(66.4)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item. The percentage change in North America and Global Export & Holding Companies is not meaningful due to the impact of the Anheuser-Busch acquisition.

Our consolidated cost of sales was USD 17,198 million for the year ended 31 December 2009. This represented an increase of 66.4% or USD 6,862 million as compared to our consolidated cost of sales for the year ended 31 December 2008.

•	The Anheuser-Busch acquisition resulted in a USD 8,555 million increase in cost of sales.

•

Acquisitions of Budweiser distribution rights in Paraguay and a Pepsi bottler in Bolivia, offset by the dispositions of: InBev USA; CafeIn in France; Oriental Brewery; the Tennent’s Lager brand and associated trading assets; four metal beverage can and lid manufacturing plants in the United States; Busch Entertainment Corporation, and our Central European operations resulted in a USD 275 million decrease in cost of sales for the year ended 31 December 2009 compared to the year ended 31 December 2008. For further details of these acquisitions and dispositions, see “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes.”

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

Operating expenses

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

•

Acquisitions of Budweiser distribution rights in Paraguay and a Pepsi bottler in Bolivia, offset by the dispositions of: InBev USA; CafeIn in France; Oriental Brewery; the Tennent’s Lager brand and associated trading assets; four metal beverage can and lid manufacturing plants in the United States; Busch Entertainment Corporation, and our Central European operations resulted in a USD 52 million net decrease in distribution expenses for the year ended 31 December 2009 compared to the year ended 31 December 2008. For further details of these acquisitions and dispositions, see “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes.”

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

•

Acquisitions of Budweiser distribution rights in Paraguay and a Pepsi bottler in Bolivia, offset by the dispositions of: InBev USA; CafeIn in France; Oriental Brewery; the Tennent’s Lager brand and associated trading assets; four metal beverage can and lid manufacturing plants in the United States; Busch Entertainment Corporation, and our Central European operations resulted in a USD 93 million net decrease in sales and marketing expenses for the year ended 31 December 2009 compared to the year ended 31 December 2008. For further details of these acquisitions and dispositions, see “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes.”

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

Administrative expenses

The following table reflects changes in administrative expenses across our business zones for the year ended 31 December 2009 as compared to the year ended 31 December 2008:

	Year ended 31 December 2009	Year ended 31 December 2008	Change
	(USD million)		(%)(1)
North America	(636)	(155)
Latin America North	(551)	(418)	(31.8)
Latin America South	(73)	(72)	(1.4)
Western Europe	(389)	(345)	(12.8)
Central & Eastern Europe	(171)	(176)	2.8
Asia Pacific	(142)	(101)	(40.6)

	Year ended 31 December 2009	Year ended 31 December 2008	Change
Global Export & Holding Companies	(349)	(211)	(65.4)

Total	(2,310)	(1,478)	(56.3)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item. The percentage change in North America is not meaningful due to the impact of the Anheuser-Busch acquisition.

Our consolidated administrative expenses were USD 2,310 million for the year ended 31 December 2009. This represented an increase of USD 832 million, or 56.3%, as compared to our consolidated administrative expenses for the year ended 31 December 2008.

•	USD 583 million of the increase in administrative expense was attributable to the Anheuser-Busch acquisition.

•

Acquisitions of Budweiser distribution rights in Paraguay and a Pepsi bottler in Bolivia, offset by the dispositions of: InBev USA; CafeIn in France; Oriental Brewery; the Tennent’s Lager brand and associated trading assets; four metal beverage can and lid manufacturing plants in the United States; Busch Entertainment Corporation, and our Central European operations resulted in a USD 19 million net decrease in administrative expenses for the year ended 31 December 2009 compared to the year ended 31 December 2008. For further details of these acquisitions and dispositions, see “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes.”

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

Other operating income/(expense)

The following table reflects changes in other operating income and expenses across our business zones for the year ended 31 December 2009 as compared to the year ended 31 December 2008:

	Year ended 31 December 2009	Year ended 31 December 2008	Change
	(USD million)		(%)(1)
North America	54	(4)
Latin America North	243	208	16.8
Latin America South	(12)	11	(209.1)
Western Europe	(107)	(144)	25.7
Central & Eastern Europe	(121)	(132)	(8.3)

	Year ended 31 December 2009	Year ended 31 December 2008	Change
Asia Pacific	36	26	38.5
Global Export & Holding Companies	568	475	19.6

Total	661	440	50.2

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item. The percentage change in North America is not meaningful due to the impact of the Anheuser-Busch acquisition.

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

Exceptional items

Exceptional items are items which, in our management’s judgment, need to be disclosed separately by virtue of their size and incidence in order to obtain a proper understanding of our financial information. We consider these items to be of significance in nature, and accordingly, our management has excluded these items from their segment measure of performance as described in note 8 to our audited consolidated financial statements as of 31 December 2010 and 2009, and for the three years ended 31 December 2010.

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

See “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes.”

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

•

Acquisitions of Budweiser distribution rights in Paraguay and a Pepsi bottler in Bolivia, offset by the dispositions of: InBev USA; CafeIn in France; Oriental Brewery; the Tennent’s Lager brand and associated trading assets; four metal beverage can and lid manufacturing plants in the United States; Busch Entertainment Corporation, and our Central European operations resulted in a USD 156 million decrease in profit from operations for the year ended 31 December 2009 compared to the year ended 31 December 2008. For further details of these acquisitions and dispositions, see “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes.”

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

See “-Year Ended 31 December 2010 Compared to Year Ended 31 December 2009 – EBITDA as defined” for additional information on our definition and use of EBITDA, as defined.

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

Our EBITDA, as defined, for the year ended 31 December 2009 reflects a net decrease of USD 184 million compared to the year ended 31 December 2008, attributable to various disposals of our businesses during 2008 and 2009. See “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes.”

Our EBITDA, as defined, was positively impacted by USD 1,350 million of certain exceptional items in the year ended 31 December 2009, as compared to a negative impact of USD 560 million during the year ended 31 December 2008. See “—Exceptional Items” above for a description of the exceptional items during the year ended 31 December 2009 and 2008.

See note 5 to our audited consolidated financial statements as of 31 December 2010 and 2009, and for the three years ended 31 December 2010 for further performance measures used by our management. Also see note 10 to our audited consolidated financial statement as of 31 December 2010 and 2009, and for the three years ended 31 December 2010 for additional information regarding the allocation of our depreciation, amortization and impairment charges.

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

During the 4th quarter of 2009, we used the proceeds from the disposals to prepay part of the senior facilities that financed the Anheuser-Busch acquisition. The prepayment resulted in the recognition of an exceptional financial loss of USD 629 million. This loss is primarily due to USD 474 million of hedging losses on interest rate swaps hedging the repaid part of the facilities that became ineffective and USD 145 million accelerated accretion expense resulting from the early repayment of the senior facilities.

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

Profit (pre- and post-non-controlling interests)

Profit attributable to our equity holders for the year ended 31 December 2009 was USD 4,613 million with basic earnings per share of USD 2.91, based on 1,584 million shares outstanding, representing the weighted average number of shares outstanding during the year ended 31 December 2009. Excluding the exceptional items and exceptional finance costs discussed above, profit attributable to our equity holders for 2009 would have been USD 3,927 million and basic earnings per share would have been USD 2.48, based on 1,584 million shares outstanding. For more information regarding our earnings per share, see note 23 to our audited consolidated financial statements as of 31 December 2010 and 2009, and for the three years ended 31 December 2010.

The profit attributable to non-controlling interests was USD 1,264 million for the year ended 31 December 2009, an increase of USD 65 million from USD 1,199 million for the year ended 31 December 2008. The increase in profit attributable to non-controlling interests was primarily due to higher AmBev profits.

F. IMPACT OF CHANGES IN FOREIGN EXCHANGE RATES

Foreign exchange rates have a significant impact on our consolidated financial statements. The following table sets forth the percentage of our revenue realized by currency for the years ended 31 December 2010, 2009 and 2008:

	Year ended 31 December,
	2010	2009	2008
U.S. dollar	40.4%	44.3%	9.8%
Brazilian real	26.7%	19.8%	30.7%
Euro	7.6%	8.5%	15.6%
Canadian dollar	5.7%	5.3%	8.4%
Chinese yuan	4.8%	4.7%	3.5%
Argentinean peso	3.5%	3.1%	4.9%
Great Britain pound sterling	3.4%	3.8%	6.2%
Russian ruble	3.3%	3.1%	6.5%

As a result of the fluctuation of foreign exchange rates for the years ended 31 December 2010, 2009 and 2008:

•

We recorded a positive translation impact of USD 1,255 million on our 2010 revenue (as compared to a negative impact of USD 2,680 million in 2009 and a positive impact in 2008 of USD 1,028 million) and a positive translation impact of USD 579 million on our 2010 profit from operations (as compared to a negative impact of USD 768 million in 2009 and a positive impact of USD 320 million in 2008).

•

Our 2010 reported profit (after tax) was positively affected by a USD 559 million translation impact (as compared to a negative translation impact in 2009 of USD 599 million and a positive translation impact in 2008 of USD 218 million), while the positive translation impact on our 2010 earnings per share base (profit attributable to our equity holders) was USD 357 million or USD 0.22 per share (as compared to a negative impact of USD 441 million or USD 0.28 per share in 2009 and a positive impact of USD 122 million or USD 0.12 per share in 2008).

•	Our net debt decreased by USD 725 million in 2010 as a result of translation impacts as compared to increases of USD 897 million in 2009 and USD 1,030 million in 2008.

•	Our equity increased by USD 939 million in 2010 as a result of translation impacts (as compared to an increase of USD 2,216 million in 2009 and a decrease of USD 3,866 million in 2008).

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

We are of the opinion that our working capital, as an indicator of our ability to satisfy our short-term liabilities, is, based on our expected cash flow from operations for the coming 12 months, sufficient for the 12 months following the date of this Form 20-F. Over the longer term, we believe that our cash flows from operating activities, available cash and cash equivalents and short-term investments, along with our derivative instruments and our access to borrowing facilities, will be sufficient to fund our capital expenditures, debt service and dividend payments going forward. As part of our cash flow management, we manage capital expenditures by optimizing use of our existing brewery capacity and standardizing operational processes to make our capital investments more efficient. We are also attempting to improve operating cash flow through procurement initiatives designed to leverage economies of scale and improve terms of payment to suppliers.

Equity attributable to our equity holders and non-controlling interests amounted to USD 38.8 billion as of 31 December 2010 (USD 33.2 billion as of 31 December 2009 and USD 24.4 billion as of 31 December 2008) and our net debt amounted to USD 39.7 billion as of 31 December 2010 (USD 45.2 billion as of 31 December 2009 and USD 56.7 billion as of 31 December 2008). Our overriding objectives when managing capital resources are to safeguard the business as a going concern and to optimize our capital structure so as to maximize shareholder value while keeping the desired financial flexibility to execute strategic projects.

To finance the acquisition of Anheuser-Busch, we entered into a USD 45 billion senior facilities agreement (the “2008 Senior Facilities Agreement”), of which USD 44 billion was ultimately drawn and a USD 9.8 billion bridge facility agreement, enabling us to consummate the acquisition, including the payment of USD 52.5 billion to shareholders of Anheuser-Busch, refinancing certain Anheuser-Busch indebtedness, payment of all transaction charges, fees and expenses and accrued but unpaid interest to be paid on Anheuser-Busch’s outstanding indebtedness. On 18 December 2008, we repaid the debt we incurred under the bridge facility with the net proceeds of the rights issue and cash proceeds we received from pre-hedging the foreign exchange rate between the euro and the US dollar in connection with the rights issue. As of 31 December 2009, we had refinanced approximately USD 27 billion of the USD 44 billion debt incurred under the 2008 Senior Facilities Agreement with the proceeds of several debt capital markets offerings and the proceeds from the disposal program. As of 6 April 2010, we had fully refinanced the debt incurred under the 2008 Senior Facilities Agreement with the proceeds from new senior credit facilities (the “2010 Senior Facilities Agreement”), from other debt market offerings, and from cash generated from operations. The terms of the 2010 Senior Facilities Agreement, as well as its intended use, are described under “Item 10. Additional Information—C. Material Contracts—2010 Senior Facilities Agreement.”

Over the course of 2010, we made a number of repayments to the 2010 Senior Facilities. As of 31 December 2010, the amount of outstanding unsecured bank loans payable within 12 months was USD 1.9 billion.

See “Item 5. Operating and Financial Review—H. Contractual Obligations and Contingencies—Contractual Obligations.”

Our ability to manage the maturity profile of our debt and repay our outstanding indebtedness in line with management plans will nevertheless depend upon market conditions. If such uncertain market conditions as experienced in the period between late 2007 and early 2009 reoccur in the future, our financing costs could increase beyond what is currently anticipated. Such costs could have a material adverse impact on our cash flows, results of operations or both. In addition, an inability to refinance all or a substantial amount of our debt obligations when they become due would have a material adverse effect on our financial condition and results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We may not be able to obtain the necessary funding for our future capital or refinancing needs and we face financial risks due to our level of debt and uncertain market conditions.”

Our cash and cash equivalents and short-term investments in debt securities less bank overdrafts as of 31 December 2010 amounted to USD 5.1 billion. As of 31 December 2010, we had an aggregate of USD 568 million available to us under committed short-term credit facilities and an aggregate of USD 8,587 million available to us under committed long-term credit facilities. Although we may borrow such amounts to meet our liquidity needs, we principally rely on cash flows from operating activities to fund our continuing operations.

Cash Flow

The following table sets forth our consolidated cash flows for the years ended 31 December 2010, 2009 and 2008:

	Year ended 31 December, (audited)
	2010	2009	2008(1)
	(USD million)
Cash flow from operating activities(1)	9,905	9,124	5,533
Cash flow from (used in) investing activities(1)	(2,546)	5,269	(54,878)
Cash flow from (used in) financing activities	(6,757)	(13,096)	49,879

Note:

(1)	2008 figures have been reclassified to conform to the 2009 presentation of the outstanding consideration payable to former Anheuser-Busch shareholders who did not claim the proceeds by year-end 2008 and transaction costs payable on the Anheuser-Busch acquisition. As a result, USD 625 million of cash flow in 2008 was reclassified from “Increase in trade and other payables” within “Cash flow from operating activities” to “Acquisition of subsidiaries, net of cash acquired” under “Cash flow used in investing activities.”

Cash Flow from Operating Activities

Our cash flows from operating activities for the years ended 31 December 2010, 2009 and 2008 were as follows:

	Year ended 31 December, (audited)
	2010	2009	2008
	(USD million)
Profit (including non-controlling interests)	5,762	5,877	3,126
Interest, taxes and non-cash items included in profit	8,503	7,353	4,809

Cash flow from operating activities before changes in working capital and provisions	14,265	13,230	7,935
Change in working capital(1) (2)	226	787	177
Pension contributions and use of provisions	(519)	(548)	(490)
Interest, dividends, and taxes (paid)/received	(4,067)	(4,345)	(2,089)

	Year ended 31 December, (audited)
	2010	2009	2008
Cash flow from operating activities(2)	9,905	9,124	5,533

Notes:

(1)	For purposes of the table above, working capital includes inventories, trade and other receivables and trade and other payables, both current and non-current.
(2)	2008 figures have been reclassified to conform to the 2009 presentation of the outstanding consideration payable to former Anheuser-Busch shareholders who did not claim the proceeds by year-end 2008 and transaction costs payable on the Anheuser-Busch acquisition. As a result USD 625 million of cash flow in 2008 was reclassified from “Increase in trade and other payables” under “Change in working capital” within “Cash flow from operating activities” to “Acquisition of subsidiaries, net of cash acquired” under “Cash flow used in investing activities.”

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

Net cash from operating activities in 2010 increased by USD 781 million, or 8.6%, from USD 9,124 million in 2009 to USD 9,905 million in 2010. The improvement was the combined result of an increase in our operating results and dividends received from Grupo Modelo, offset by a smaller positive change in working capital and the cash generated from operating activities of the businesses disposed in 2009 which are included in the reported figures of 2009.

We devote substantial efforts to the efficient use of our working capital, especially those elements of working capital that are perceived as ‘core’ (including trade receivables, inventories and trade payables). The initiatives to improve our working capital include the implementation of best practices on collection of receivables and inventory management, such as optimizing our inventory levels per stock taking unit, improving the batch sizes in our production process and optimizing the duration of overhauls. Similarly, we aim to efficiently manage our payables by reviewing our standard terms and conditions on payments and resolving, where appropriate, the terms of payment within 120 days upon receipt of invoice. Changes in working capital contributed USD 226 million to operational cash flow in 2010. This change includes a USD 143 million cash outflow from derivatives. Excluding the impact of derivatives, working capital management would have resulted in a positive USD 369 million cash impact.

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

Cash Flow from Investing Activities

Our cash flows from investing activities for the years ended 31 December 2010, 2009 and 2008 were as follows:

	Year ended 31 December (audited)
	2010	2009	2008
	(USD million)
Net capital expenditure(1)	(2,123)	(1,386)	(2,424)
Acquisition and sale of subsidiaries and associates, net of cash acquired/disposed of, and purchase and sale of non-controlling interests(2)	(62)	4,586	(52,432)
Proceeds from the sale of associates and assets held for sale(3)	146	1,813	89
Investment in short-term debt securities	(604)	—	—
Other(3)	97	256	(111)

Cash flow from (used in) investing activities(2)	(2,546)	5,269	(54,878)

Notes:

(1)	Net capital expenditure consists of acquisitions of plant, property and equipment and of intangible and other assets, minus proceeds from sale.
(2)	2008 figures have been reclassified to conform to the 2009 presentation of the outstanding consideration payable to former Anheuser-Busch shareholders who did not claim the proceeds by year-end 2008 and transaction costs payable on the Anheuser-Busch acquisition. As a result, USD 625 million of cash flow in 2008 was reclassified from “Increase in trade and other payables” under “Change in working capital” within “Cash flow from operating activities” to “Acquisition of subsidiaries, net of cash acquired” under “Cash flow used in investing activities.”
(3)	2008 figures have been reclassified to conform to the 2009 presentation.

Net cash used in investing activities was USD 2,546 million in 2010 as compared to USD 5,269 million of cash realized from investing activities during 2009. This difference mainly results from the cash inflow from the disposal program we executed in 2009. In addition, net capital expenditures increased from USD 1,386 million in 2009 to USD 2,123 million in 2010, mainly due to higher investments in the growth regions of Brazil and China.

During 2010, we invested USD 604 million in Brazilian real denominated government debt securities in order to facilitate liquidity and capital preservation. These investments are of a highly liquid nature.

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

Sale of subsidiaries, net of cash disposed of accounted for our most significant cash generation in 2009. Conversely, acquisition of subsidiaries, net of cash, acquired the purchase of non-controlling interests and the acquisition of plant, property and equipment accounted for our most significant cash outlays in the year ended 31 December 2008.

Cash Flow from Financing Activities

Our cash flows from financing activities for the years ended 31 December 2010, 2009 and 2008 were as follows:

	Year ended 31 December (audited)
	2010	2009	2008
	(USD million)
Dividends paid(1)	(1,924)	(1,313)	(2,922)
Net (payments on) / proceeds from borrowings(2)	(4,290)	(11,793)	44,472
Net proceeds from the issue of share capital	215	76	9,764
Net purchase of treasury shares	—	—	(797)
Other (including net financing costs other than interest) (2)	(758)	(66)	(638)

Cash flow from (used in) financing activities	(6,757)	(13,096)	49,879

Note:

(1)	Dividends paid in 2010 consisted primarily of USD 826 million paid by Anheuser-Busch InBev SA/NV and USD 1,097 million paid by AmBev. Dividends paid in 2009 consisted primarily of USD 598 million paid by Anheuser-Busch InBev SA/NV and USD 680 million paid by AmBev. Dividends paid in 2008 consist primarily of USD 1,983 million paid by Anheuser-Busch InBev SA/NV, USD 630 million paid by AmBev and USD 268 million paid by Anheuser-Busch.
(2)	2008 and 2009 figures have been reclassified to conform to the 2010 presentation.

Cash flows used in financing activities amounted to USD 6,757 million for the year ended 31 December 2010, as compared to USD 13,096 million of cash used in financing activities for the year ended 31 December 2009, mainly reflecting higher dividend pay out, reduced net repayments from borrowings partly offset by settlement of derivatives not part of a hedging relationship.

Cash flows used in financing activities amounted to USD 13,096 million for the year ended 31 December 2009, as compared to USD 49,879 million of positive cash flows from financing activities for the year ended 31 December 2008. The change was primarily due to the effects of our deleveraging program, resulting in higher payments on borrowings, and lower proceeds from borrowing, reflecting debt refinancing and principal repayments made during the year ended 31 December 2009, as compared to the cash inflow in 2008 reflecting the funding of the Anheuser-Busch acquisition.

Transfers from Subsidiaries

The amount of dividends payable by our operating subsidiaries to us is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. For example, in Brazil, which accounted for 37.8% of our actual reported profit from operations for the year ended 31 December 2010, current legislation permits the Brazilian government to impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance in Brazil’s balance of payments. For approximately six months in 1989 and early 1990, the Brazilian government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors in order to conserve Brazil’s foreign currency reserves.

Dividends paid to us by certain of our subsidiaries are also subject to withholding taxes. Withholding tax, if applicable, generally does not exceed 10%.

Capital transfer restrictions are also common in certain developing countries, and may affect our flexibility in implementing a capital structure we believe to be efficient. For example, China has very specific approval regulations for all capital transfers to or from the country and certain capital transfers to and from Ukraine are subject to obtaining a specific permit.

Funding Sources

Funding Policies

We aim to secure committed credit lines with financial institutions to cover our liquidity risk on a 12-month and 24-month basis. Liquidity risk is identified using both the budget and strategic planning process input of the group on a consolidated basis. Depending on market circumstances and the availability of local debt capital markets, we may decide, based on liquidity forecasts, to secure funding on a medium- and long-term basis.

We also seek to continuously optimize our capital structure with a view to maximizing shareholder value while keeping desired financial flexibility to execute strategic projects. Our capital structure policy and framework aims to optimize shareholder value through tax efficient maximization of cash flow distribution to us from our subsidiaries, while maintaining an investment-grade rating and minimizing cash and investments which earn returns below our weighted average cost of capital.

Cash and Cash Equivalents and Short-Term Investments

Our cash and cash equivalents and short-term investments less bank overdrafts at each of 31 December 2010, 2009 and 2008 were as follows:

	Year ended 31 December (audited)
	2010	2009	2008
	(USD million)
Cash and cash equivalents	4,511	3,689	2,936
Bank overdrafts	(14)	(28)	(765)
Investment in short-term debt securities	641	30	270

Cash and Cash Equivalents and Short-Term Investments	5,138	3,691	2,441

Our cash, cash equivalents and short term investments in debt securities less bank overdrafts as of 31 December 2010 amounted to USD 5,138 million. As of 31 December 2010, we had an aggregate of USD 568 million and USD 8,587 million available to us under committed short term and long-term credit facilities, respectively. Although we may borrow such amounts to meet our liquidity needs, we principally rely on cash flows from operating activities to fund our continuing operations.

Borrowings

To finance the Anheuser-Busch acquisition, we entered into the 2008 Senior Facilities Agreement of which USD 44 billion was ultimately drawn which we fully repaid on 6 April 2010. At the time of the Anheuser-Busch acquisition, the interest rate for an amount of up to USD 34.5 billion had effectively been fixed through a series of hedge arrangements at a weighted average rate of 3.875% per annum (plus applicable fixed spreads) for the period 2009 to 2011 and a portion of the hedging arrangements had been successively extended for an additional two-year period. In 2009, we repaid part of the 2008 Senior Facilities and in 2010, the 2008 Senior Facilities were fully refinanced and partially replaced by the 2010 Senior Facilities. Following the repayment and refinancing activities performed throughout 2009 and 2010, we entered into new interest rate swaps to unwind the ones that became freestanding as a result of these repayments. As of 31 December 2010, the remaining open positions include a series of US dollar LIBOR fixed interest-rate swaps covering the interest exposure on the outstanding balance of the 2010 Senior Facilities amounting to USD 4.4 billion. The interest rate had been fixed at a weighted average rate of 4.038% per annum (plus applicable spreads) for the period 2010 and 2011 and at a weighted average rate of 2.85% per annum (plus applicable spreads) for the period 2012 to 2013.

As a result of the partial prepayment of amounts drawn under the 2008 Senior Facilities Agreement in the fourth quarter of 2009, we recognized an exceptional finance cost of USD 474 million in hedging losses, as the interest rate swaps hedging the repaid parts of the 2008 Senior Facilities were no longer effective.

As a result of the partial prepayment of amounts drawn under the 2008 and 2010 Senior Facilities Agreement during 2010, we recognized an exceptional finance cost of USD 733 million in hedging losses, as the interest rate swaps hedging the repaid parts of the senior facilities were no longer effective. The repayment of the 2010 Senior Facilities will result in the recognition of additional hedging losses in 2011. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments,” and “Item 8. Financial Information—B. Significant Changes.”

Our borrowings are linked to different interest rates, both variable and fixed. As of 31 December 2010, after certain hedging and fair value adjustments, USD 11.9 billion, or 26.6%, of our interest-bearing financial liabilities (which include loans, borrowings and bank overdrafts) bore a variable interest rate, while USD 33.0 billion, or 73.4%, bore a fixed interest rate.

On 26 February 2010, we entered into USD 17.2 billion of senior credit agreements, including the USD 13 billion 2010 Senior Facilities Agreement, enabling us to fully refinance the 2008 Senior Facilities. These facilities extend our debt maturities while building additional liquidity, thus enhancing our credit profile as evidenced by the improved terms under the facilities, which do not include financial covenants or mandatory prepayment provisions. On 6 April 2010 we drew USD 10.1 billion under the 2010 Senior Facilities Agreement and fully repaid the 2008 Senior Facilities, which has been terminated. The terms of the 2010 Senior Facilities Agreement, as well as its intended use, are described under “Item 10. Additional Information—C. Material Contracts—2010 Senior Facilities Agreement.” For details of the repayments we made, see “Item 10. Additional Information—C. Material Contracts—2010 Senior Facilities Agreement.”

On 24 March 2010, we issued four series of notes in an aggregate principal amount of USD 3.25 billion consisting of USD 1 billion aggregate principal of notes due 2013, USD 0.75 billion aggregate principal of notes due 2015 and USD 1 billion aggregate principal of notes due 2020 bearing interest at a rate of 2.5%, 3.625% and 5% respectively, and a note consisting of USD 0.5 billion aggregate principal of notes due 2013 and bearing an interest at a floating rate of 3 months US dollar LIBOR plus 0.73%.

In addition to the above, we continued to refinance and repay our obligations under the 2010 Senior Facilities Agreement by using cash generated from operations, proceeds of disposal activities, drawdowns from existing loan facilities and by using the proceeds of the following capital market offerings:

•	On 26 April 2010, we issued notes from our European Medium Term Note program in an aggregate principal amount of EUR 750 million due 2018 bearing interest at a fixed rate of 4.0%.

•	On 10 November 2010, we issued a Brazilian real linked series of notes in an aggregate principal amount of Brazilian Real 750 million due 2015, bearing interest at a rate of 9.750%.

•	On 8 December 2010, we issued a series of notes in an aggregate principal amount of CAD 600 million due 2016, bearing interest at a rate of 3.650%.

Further, upon the completion of the acquisition, Anheuser-Busch became part of our consolidated group and its outstanding indebtedness became part of our consolidated liabilities. Anheuser-Busch InBev SA/NV has also guaranteed the outstanding capital markets debt issued or guaranteed by Anheuser-Busch and may guarantee Anheuser-Busch’s obligations under any guarantee provided by Anheuser-Busch of its subsidiaries’ other debt obligations. As of 31 December 2010, the Anheuser-Busch obligations guaranteed by Anheuser-Busch InBev SA/NV amounted to USD 5.7 billion.

Most of our other interest-bearing loans and borrowings are for general corporate purposes, based upon strategic capital structure concerns, although certain borrowings are incurred to fund significant acquisitions of subsidiaries, such as the borrowings to fund the Anheuser-Busch acquisition. Although seasonal factors affect the business, they have little effect on our borrowing requirements.

On 8 December 2005, InBev (as borrower), Brandbrew S.A., Cobrew SA/NV and InBev Belgium (as borrowers and guarantors) entered into a EUR 2.5 billion revolving loan facility with, among others, ABN AMRO

Bank N.V., Calyon, Citigroup Global Markets Ltd and ING Belgium NV/SA (as bookrunners), Fortis Bank SA/NV (as facility agent) and certain banks and financial institutions (as original lenders). This facility can be used for general corporate purposes, including but not limited to acquisitions and, without having an obligation to do so, refinancing the indebtedness of the AB InBev Group. This facility contains customary representations and warranties, covenants and events of default and is unsecured. The final maturity date of this facility is 8 December 2012. As of 31 December 2010, EUR 0.3 million remained available to be drawn under this facility.

We have also established a Belgian commercial paper program under which Anheuser-Busch InBev SA/NV and Cobrew NV/SA may issue and have outstanding at any time commercial paper notes up to a maximum aggregate amount of EUR 1.0 billion (USD 1.3 billion) or its equivalent in alternative currencies. The proceeds from the issuance of any such notes may be used for general corporate purposes. The notes may be issued in two tranches: Tranche A has a maturity of not less than seven and not more than 364 days from and including the day of issue; Tranche B has a maturity of not less than one year. As of 31 December 2010, we had borrowed approximately USD 1 billion under the program. Our ability to borrow additional amounts under the program is subject to investor demand. If we are ever unable to refinance under this commercial program as it becomes due, we may borrow up to an amount of EUR 125 million (USD 167 million) under a committed special-purpose credit line or access funding through the use of our other committed lines of credit.

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

We have substantially increased our U.S. dollar liabilities as a result of U.S. dollar amounts borrowed and assumed in connection with the Anheuser-Busch acquisition. Following the acquisition, we adopted a hybrid currency matching model pursuant to which we may (i) match net debt currency exposure to cash flows in such currency, measured on the basis of EBITDA, as defined, adjusted for exceptional items, by swapping a significant portion of U.S. dollar debt to other currencies, such as Brazilian real (with a higher coupon), although this would negatively impact our profit and earnings due to the higher Brazilian real interest coupon, and (ii) use Anheuser-Busch’s U.S. dollar cash flows to service interest payments under our debt obligations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments—Foreign Currency Risk” for further details of our hedging arrangements. For our definition of EBITDA, as defined, see “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2010 Compared to Year Ended 31 December 2009—EBITDA, as defined.”

We were in compliance with all our debt covenants as of 31 December 2010. The 2010 Senior Facility Agreement does not include financial covenants. For further details regarding our total current and non-current liabilities, please refer to note 24 of our audited consolidated financial statements as of 31 December 2010 and 2009, and for the three years ended 31 December 2010.

The following table sets forth the level of our current and non-current interest-bearing loans and borrowings as of 31 December 2010 and 2009:

	Year ended 31 December (audited)
	2010	2009
	(USD million)
Secured bank loans	137	83
Unsecured bank loans	11,039	20,175
Unsecured bond issues	33,339	28,513
Secured other loans	6	20
Unsecured other loans	244	223
Finance lease liabilities	115	50

Total(1)	44,880	49,064

Note:

(1)	Total shown excludes USD 14 million of bank overdrafts in 2010 and USD 28 million in 2009.

The following table sets forth the contractual maturities of our interest-bearing liabilities as of 31 December 2010:

	Carrying Amount(1)	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(USD million)
Secured bank loans	137	32	87	12	6
Unsecured bank loans	11,039	1,898	8,604	525	12
Unsecured bond issues	33,339	777	7,189	7,912	17,461
Secured other loans	6	—	6	—	—
Unsecured other loans	244	171	27	23	23
Finance lease liabilities	115	40	6	2	67

Total(2)	44,880	2,918	15,919	8,474	17,569

Notes:

(1)	“Carrying Amounts” refers to net book value as recognized in the balance sheet at 31 December 2010.
(2)	Total shown excludes USD 14 million of bank overdrafts in 2010.

Please refer to note 29 of our audited consolidated financial statements as of 31 December 2010 and 2009, and for the three years ended 31 December 2010 for a description of the currencies of our financial liabilities and a description of the financial instruments we use to hedge our liabilities.

Credit Rating

As of 31 March 2011, our credit rating from Standard and Poor’s is BBB+ for long-term obligations and A-2 for short-term obligations, with a positive outlook, and our credit rating from Moody’s Investors Service is Baa1 for long-term obligations, with a stable outlook. Credit ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any of our or our subsidiaries’ securities. Any change in our credit ratings could have a significant impact on the cost of debt capital to us and/or our ability to raise capital in the debt markets.

Capital Expenditures

We spent USD 2,123 million during 2010 on acquiring capital assets (net of proceeds from the sale of property, plant, equipment and intangible assets). The increase in comparison with 2009 primarily relates to higher investments in the growth regions of Brazil and China. Of our total capital expenditures in 2010, approximately 53% was used to improve our production facilities while 38% was used for logistics and commercial investments. Approximately 9% was used for improving administrative capabilities and purchase of hardware and software.

We spent USD 1,386 million in 2009 on acquiring capital assets. Of this amount, approximately 47% was used to improve our production facilities, while 43% was used for logistics and commercial investments. Approximately 10% was used for improving administrative capabilities and purchase of hardware and software.

We spent USD 2,424 million in 2008 on acquiring capital assets. In 2008, out of the total capital expenditures, approximately 66% was used to improve our production facilities, while 24% was used for logistics and commercial investments. Approximately 10% was used for improving administrative capabilities and purchase of hardware and software.

Investments and Disposals

In 2010, we did not engage in any acquisitions or disposals that resulted in our liquidity increasing or decreasing in a material way.

We acquired the Budweiser distribution rights in Paraguay for USD 24 million in April 2009 and we bought a Pepsi bottler in Bolivia for USD 27 million in March 2009.

During 2009, we also disposed of certain of our businesses:

•

On 13 March 2009, we completed the sale of InBev USA, the exclusive importer of Labatt branded beer in the United States, to an affiliate of KPS Capital Partners, LP to satisfy requirements imposed by the U.S. Department of Justice in connection with its clearance of our acquisition of Anheuser-Busch.

•

On 30 April 2009, we completed the sale of 19.9% of Tsingtao to Asahi Breweries, Ltd. for USD 667 million. We used the net proceeds from this divestiture to repay part of the 2008 Senior Facilities we incurred to finance the Anheuser-Busch acquisition. On 8 May 2009, we announced that we had entered into an agreement with a private investor, Mr. Chen Fashu, to sell our remaining 7% stake in Tsingtao for USD 235 million. The sale was completed on 5 June 2009.

•

On 24 July 2009, we completed the sale of Oriental Brewery, South Korea’s second largest brewery, to an affiliate of Kohlberg Kravis Roberts & Co. L.P. for USD 1.8 billion, which resulted in USD 1.5 billion of cash proceeds and receipt of a USD 0.3 billion note receivable at closing. On 12 March 2010, the note receivable was sold for USD 0.3 billion in cash. We expect to continue our relationship with Oriental Brewery through the exchange of best practices, by granting Oriental Brewery exclusive distribution rights over certain brands in South Korea including Budweiser, Bud Ice and Hoegaarden, and by having an ongoing contingent interest in Oriental Brewery through an agreed earn-out. In addition, we will have the right, but not the obligation, to reacquire Oriental Brewery five years after the closing of the transaction based on predetermined financial terms. The divestiture of Oriental Brewery was part of our ongoing deleveraging program and allowed us to repay debt incurred as a result of the Anheuser-Busch acquisition.

•

On 29 September 2009, we completed the sale of our Tennent’s Lager brand and associated trading assets in Scotland, Northern Ireland and the Republic of Ireland (part of InBev UK Limited) to C&C Group plc for a total enterprise value of GBP 180 million. Included in the sale are the Glasgow Wellpark Brewery in Scotland, where Tennent’s Lager is brewed, rights to the Tennent’s Lager brand itself, Tennent’s Ales and assets located in Scotland, Northern Ireland and the Republic of Ireland. As part of the agreement, we appointed C&C Group as distributor of certain of our brands in Scotland, Northern Ireland and the Republic of Ireland, and C&C Group granted us a license to use the Tennent’s Super and Tennent’s Pilsner brands in certain jurisdictions.

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

•

On 1 December 2009, we completed the sale of our indirect wholly-owned subsidiary, Busch Entertainment Corporation, to an entity established by Blackstone Capital Partners V L.P., for up to USD 2.7 billion. The purchase price was comprised of a cash payment of USD 2.3 billion and a right to participate in Blackstone Capital Partners’ return on its initial investment, which is capped at USD 400 million.

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

In 2008, our expenditures on acquiring businesses were largely the result of the Anheuser-Busch acquisition, for which the total amount of funds required was approximately USD 54.8 billion and for which we recognized goodwill of USD 32.9 billion allocated primarily to our U.S. business on the basis of expected synergies. Aside from this acquisition, we spent USD 946 million during 2008 on acquisitions of businesses and purchases of non-controlling interests. We reached an agreement to purchase the Cintra brands in January 2008 and subsequently sold the Cintra brands at net carrying value in May 2008. We also acquired several local distributors throughout the world during 2008. These distributors were immediately integrated into our operations and goodwill on these transactions amounted to USD 85 million. We also received a USD 47 million cash inflow from the disposal of certain wholesalers in Western Europe and the partial collection of the remaining receivables from the sale of Immobrew in 2007. Our purchases of non-controlling interests principally related to AmBev (through AmBev’s share buyback programs), Zhejiang Shiliang Brewery Co., Ltd. and Quinsa. As a result of a share buy-back program of AmBev shares during 2008, our percentage interest in AmBev increased from 61.01% to 61.75%. Other purchases of non-controlling interests related to the buy-out of InBev Shiliang (Zhejiang) Brewery and to the closing of AmBev’s tender offer for Quinsa shares, resulting in an increase of AmBev’s economic interest in Quinsa to 99.83%. The total cash consideration for these purchases of non-controlling interests amounted to USD 853 million, including USD 342 million for the repurchase of shares by AmBev. As the related subsidiaries were already fully consolidated, the purchases did not impact our profit, but reduced the non-controlling interests and thus impacted the profit attributable to our equity holders.

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

The following table provides a reconciliation of our net debt to the sum of current and non-current interest bearing loans and borrowings as of the dates indicated:

	31 December (audited)
	2010	2009
	(USD million)
Non-current interest bearing loans and borrowings	41,961	47,049
Current interest bearing loans and borrowings	2,919	2,015

Total	44,880	49,064
Bank overdrafts	14	28
Cash and cash equivalents	(4,511)	(3,689)
Interest-bearing loans granted (included within Trade and other receivables)	(38)	(48)
Debt securities (included within Investment securities) (1)	(641)	(181)

Total net debt	39,704	45,174

Notes:

(1)	See note 17 to our audited consolidated financial statements as of 31 December 2010 and 2009, and for the three years ended 31 December 2010.

Net debt as of 31 December 2010 was USD 39.7 billion, a reduction of USD 5.5 billion as compared to 31 December 2009, driven by strong cash flow generation. Apart from operating results net of capital expenditures, our net debt was mainly impacted by dividend payments to our shareholders and to AmBev shareholders totaling USD 1,924 million; the payment of interest and taxes, amounting to USD 4,450 million; and the impact of changes in foreign exchange rates, resulting in a USD 725 million decrease in net debt.

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

Consolidated equity attributable to our equity holders as at 31 December 2010 was USD 35,259 million, compared to USD 30,318 million at the end of 2009. The combined effect of the strengthening of mainly the closing rates of the Brazilian real, the Canadian dollar, the Chinese yuan, the Mexican peso and the Ukrainian hryvnia, and the weakening of mainly the closing rates of the Argentinean peso, the euro, the pound sterling and the Russian ruble, resulted in a positive foreign exchange translation adjustment of USD 939 million.

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

Note that further details on equity movements can be found in our consolidated statement of changes in equity to our audited consolidated financial statements as of, and for the three years ended, 31 December 2010.

2010 Facilities Agreements

On 26 February 2010, we entered into USD 17.2 billion of senior credit agreements, including the USD 13 billion 2010 Senior Facilities Agreement, enabling us to fully refinance the 2008 Senior Facilities. These facilities extend our debt maturities while building additional liquidity, thus enhancing our credit profile as evidenced by the improved terms under the facilities, which do not include financial covenants or mandatory prepayment provisions. On 6 April 2010, we drew USD 10.1 billion under the 2010 Senior Facilities Agreement and fully repaid the 2008

Senior Facilities, which has been terminated. The terms of the 2010 Senior Facilities Agreement, as well as its intended use, are described under “Item 10. Additional Information—C. Material Contracts—2010 Senior Facilities Agreement.”

March 2010 Notes Offering

On 24 March 2010, we announced the issuance of four series of notes in an aggregate principal amount of USD 3.25 billion, consisting of USD 500 million aggregate principal amount of notes due 2013, bearing interest at three-month LIBOR plus a spread of 0.73%; USD 1.0 billion aggregate principal amount of notes due 2013, bearing interest at a rate of 2.500%; USD 750 million aggregate principal amount of notes due 2015, bearing interest at a rate of 3.625%; and USD 1.0 billion aggregate principal amount of notes due 2020, bearing interest at a rate of 5.000%. The net proceeds from the March 2010 Notes offering were used to repay USD 3.23 billion under the 2008 Senior Facilities Agreement.

April 2010 European Medium Term Notes

On 26 April 2010, we announced the issuance of a series of notes from our European Medium Term Note program in an aggregate principal amount of EUR 750 million due 2018, bearing interest at a fixed rate of 4.0%. The net proceeds from the April 2010 European Medium Term Notes offering were used to repay USD 950 million of the 2010 Senior Facilities, which is described under “Item 10. Additional Information—C. Material Contracts—2010 Senior Facilities Agreement.”

November 2010 Brazilian real linked Notes Offering

On 10 November 2010, we announced the issuance of a Brazilian real linked series of notes in an aggregate principal amount of Brazilian real 750 million, bearing an interest at a rate of 9.750%. The net proceeds from the November 2010 Brazilian real linked Notes offering were used to repay USD 440.0 million of the 2010 Senior Facilities, which is described under “Item 10. Additional Information—C. Material Contracts—2010 Senior Facilities Agreement.”

December 2010 Canadian Notes Offering

On 8 December 2010, we announced the issuance of a series of notes in an aggregate principal amount of Canadian dollar 600 million, bearing an interest at a rate of 3.650%. The net proceeds from the December 2010 Canadian Notes offering were used to repay USD 590.0 million of the 2010 Senior Facilities, which is described under “Item 10. Additional Information—C. Material Contracts—2010 Senior Facilities Agreement.”

January 2011 Notes Offering

On 24 January 2011, we announced the issuance of three series of notes in an aggregate principal amount of USD 1.65 billion, consisting of USD 650 million aggregate principal amount of floating rate notes due 2014, bearing interest at three-month LIBOR plus a spread of 0.55%; USD 500 million aggregate principal amount of notes due 2016, bearing interest at a rate of 2.875%; and USD 500 million aggregate principal amount of notes due 2021, bearing interest at a rate of 4.375%. The net proceeds from the January 2011 Notes offering were used to repay USD 1.1 billion of the 2010 Senior Facilities, which is described under “Item 10. Additional Information—C. Material Contracts—2010 Senior Facilities Agreement.”

February 2011 Exchange Notes Offering

On 11 February 2011, we launched an offer to exchange up to USD 8.0 billion of our outstanding unregistered notes, for freely tradable notes registered under the Securities Act of 1933 with otherwise substantially the same terms and conditions. The unregistered notes were issued during the first half of 2009 before we became a SEC registrant. The exchange offer closed on 14 March 2011.

H. CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

Contractual Obligations

The following table reflects certain of our contractual obligations, and the effect such obligations are expected to have on our liquidity and cash flows in future periods, as of 31 December 2010:

		Payment Due By Period
Contractual Obligations	Contractual cash flows(2)	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(USD million)
Secured bank loans	169	40	102	19	8
Unsecured bank loans	11,713	2,119	8,950	634	10
Unsecured bond issues	54,605	2,927	11,092	10,956	29,630
Secured other loans	7	1	6	—	—
Unsecured other loans	288	180	31	25	52
Finance lease liabilities	199	48	19	14	118
Operating lease liabilities	1,943	229	400	321	993
Bank overdraft	14	14	—	—	—
Purchase commitments	13,480	4,606	4,555	2,440	1,879
Trade and other payables	11,418	10,341	852	140	85

Total(1)	93,836	20,505	26,007	14,549	32,775

Notes:

(1)	“Total” amounts refer to non-derivative financial liabilities including interest payments.

(2)	The loan and bond issue contractual cash flow amounts presented above differ from the carrying amounts for these items in our financial statements in that they include our best estimates of future interest payable (not yet accrued) in order to better reflect our future cash flow position.

Please refer to “—G. Liquidity and Capital Resources—Funding Sources—Borrowings” for further information regarding our short-term borrowings and long-term debt.

Please refer to note 29 to our audited consolidated financial statements as of 31 December 2010 and 2009, and for the three years ended 31 December 2010, and in particular to the discussions therein on “Liquidity Risk,” for more information regarding the maturity of our contractual obligations, including interest payments and derivative financial assets and liabilities.

Please refer to note 30 to our audited consolidated financial statements as of 31 December 2010 and 2009, and for the three years ended 31 December 2010 for more information regarding our operating lease obligations.

Information regarding our pension commitments and funding arrangements is described in our Significant Accounting Policies and in note 25 to our audited consolidated financial statements as of 31 December 2010 and 2009, and for the three years ended 31 December 2010. The level of contributions to funded pension plans is determined according to the relevant legislation in each jurisdiction in which we operate. In some countries there are statutory minimum funding requirements while in others we have developed our own policies, sometimes in agreement with the local trustee bodies. The size and timing of contributions will usually depend upon the performance of investment markets. Depending on the country and plan in question, the funding level will be monitored periodically and the contribution amount amended appropriately. Consequently, it is not possible to predict with any certainty the amounts that might become payable from 2011 onwards. In 2010, our employer contributions to defined benefit and defined contribution pension plans amounted to USD 402 million. Contributions to defined benefit pension plans for 2011 are estimated to be approximately USD 310 million for our funded defined benefit plans, and USD 97 million in benefit payments to our unfunded defined benefit plans and post-retirement medical plans. Please refer to note 25 to our audited consolidated financial statements as of 31 December 2010 and 2009, and for the three years ended 31 December 2010 for further information on our employee benefit obligations.

Collateral and Contractual Commitments

The following table reflects our collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other commitments, as of 31 December 2010 and 2009:

	Year ended 31 December (audited)
	2010	2009
	(USD millions)
Collateral given for own liabilities	535	400
Collateral and financial guarantees received for own receivables and loans to customers	45	115
Contractual commitments to purchase property, plant and equipment	983	90
Contractual commitments to acquire loans to customers	71	173
Other commitments	746	533

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

To the extent that we believe that the realization of a contingency is possible (but not probable) and is above certain materiality thresholds, we have disclosed those items in note 32 to our audited consolidated financial statements as of 31 December 2010 and 2009, and for the three years ended 31 December 2010.

I. OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. Please refer to “—H. Contractual Obligations and Contingencies—Collateral and Contractual Commitments” for a description of certain collateral and contractual commitments to which we are subject.

J. OUTLOOK AND TREND INFORMATION

The global economy is still in recovery at a pace that varies by country. We see Latin America and Asia as regions with good economic growth prospects, whereas for some economies the outlook is still unclear. In our largest market of the United States, there are early signs of a reduction in unemployment levels. If sustained, we believe this would improve consumer confidence, positively impacting the beer industry.

Meanwhile, we will aim to leverage our leadership positions in the key markets by increasing our sales and marketing investments by mid to high single digits in 2011, putting us in an even stronger position to fully benefit from economic recovery, market by market.

Continuous investments behind our brands, coupled with revenue management discipline and improved brand mix, should allow us to deliver revenue per hl growth ahead of inflation.

In terms of the volume outlook for 2011, we expect the first quarter to be soft, still impacted primarily by high unemployment rates among our core consumers in the United States and heavy rains in Brazil, with momentum building from the second quarter into the second half of 2011.

We are expecting cost of sales per hl to increase by low single digits in 2011 on a constant geographic basis. Global commodity cost increases should be mitigated through the company’s hedging strategy, procurement savings and further efficiency gains in our operations.

In 2010, we realized synergies of USD 620 million related to the combination with Anheuser-Busch, bringing total synergies as of December 31, 2010 to USD 1,980 million USD. In 2011, we are expecting to deliver at least the additional USD 270 million bringing total of synergies to our commitment of USD 2.25 billion. We see potential upside from sharing best practices and fully exploring top line opportunities taking us beyond the USD 2.25 billion. However, we will not disclose these amounts separately in the future, as integration is essentially completed.

For the full year 2011, we expect the average coupon on net debt to be between 6.0 and 6.5% per annum.

We will continue to invest in building capacity to meet demand in key growth markets and to drive our commercial innovation pipeline. Consequently, we expect 2011 net capital expenditures to be between USD 2.7 billion and USD 2.9 billion, as compared to USD 2.1 billion in 2010.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Administrative, Management, Supervisory Bodies and Senior Management Structure

Our management structure is a “one-tier” governance structure composed of our Board, a Chief Executive Officer responsible for our day-to-day management and an executive board of management chaired by our Chief Executive Officer. As of 1 January 2011, our Board is assisted by four main committees: the Audit Committee, the Finance Committee, the Remuneration Committee and the Nomination Committee. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Information about Our Committees.”

Board of Directors

Role and Responsibilities, Composition, Structure and Organization

The role and responsibilities of our Board, its composition, structure and organization are described in detail in our corporate governance charter (“Corporate Governance Charter”) which is available on our website: http://www.ab-inbev.com/go/corporate_ governance/corporate_governance_charter.cfm.

Our Board may be composed of a maximum of 14 members. There are currently 13 directors, all of whom are non-executives.

Pursuant to a shareholders’ agreement in which certain of our key shareholders agree to hold certain of their interests in us through Stichting Anheuser-Busch InBev, a foundation organized under the laws of the Netherlands (the “Stichting”), the holder of the class A Stichting certificates and the holder of the class B Stichting certificates each have the right to nominate four of our directors (see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders”). The Stichting board of directors (which consists of eight directors, four of whom are appointed by the holder of the class A certificates, and four of whom are appointed by the holder of the class B certificates) nominates four to six directors to our Board who are independent of shareholders, based on recommendations of our Nomination Committee.

As a consequence, our Board is currently composed of four members nominated by Eugénie Patri Sébastien S.A. (which represents Interbrew’s founding Belgian families and holds the class A Stichting certificates), four members nominated by BRC S.à.R.L. (which represents the Brazilian families that were previously the controlling shareholders of AmBev and holds the class B Stichting certificates), four independent directors and August A. Busch IV. The independent directors are recommended by our Nomination Committee, nominated by the Stichting board and are subsequently elected by our shareholders’ meeting (at which the Stichting, together with its related parties, has the majority of the votes). Our Board was enlarged to 13 members through the addition of the former Anheuser-Busch President and Chief Executive Officer, August A. Busch IV, on 29 September 2008. The term of August Busch IV will come to an end at the annual shareholders meeting of 26 April 2011.

Directors are appointed for a maximum term of four years. The upper age limit for the directors is 70, although exceptions can be made in special circumstances.

Independent directors on our Board are required to meet the following requirements of independence pursuant to our current Corporate Governance Charter. Such requirements are derived from but not fully identical to the requirements of Belgian company law (when legally required, we shall apply the criteria of independence provided by Belgian company law). Based on the provisions of the new Belgian Corporate Governance Code of March 2009 and the Belgian Company Code, the requirements of independence contained in our Corporate Governance Charter are the following:

•	the director is not an executive or managing director of us or an associated company, and has not been in such a position for the previous five years;

•	the director has not served for more than three successive terms as a non-executive director on our board, nor for a total term of more than 12 years;

•	the director is not an employee of us or an associated company and has not been in such a position for the previous three years;

•	the director does not receive significant additional remuneration or benefits from us or an associated company apart from a fee received as non-executive director;

•	the director is not the representative of a controlling shareholder or a shareholder with a shareholding of more than 10%, or a director or executive officer of such a shareholder;

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

The appointment and renewal of all of our directors is based on a recommendation of the Nomination Committee, and is subject to approval by our shareholders’ meeting.

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

The composition of our Board is currently as follows:

Name	Principal function	Nature of directorship	Initially appointed	Term expires
August A. Busch IV	Director	Non-executive	2008	2011
Jean-Luc Dehaene	Independent director	Non-executive	2001	2011
Stéfan Descheemaeker	Director	Non-executive, nominated by the holders of class A Stichting certificates	2008	2011
Peter Harf	Independent director	Non-executive, Chairman of our Board	2002	2011
Marcel Herrmann Telles	Director	Non-executive, nominated by the holders of class B Stichting certificates	2004	2014
Jorge Paulo Lemann	Director	Non-executive, nominated by the holders of class B Stichting certificates	2004	2014
Arnoud de Pret Roose de Calesberg	Director	Non-executive, nominated by the holders of class A Stichting certificates	1990	2011
Grégoire de Spoelberch	Director	Non-executive, nominated by the holders of class A Stichting certificates	2007	2014

Name	Principal function	Nature of directorship	Initially appointed	Term expires
Kees J. Storm	Independent director	Non-executive	2002	2011
Roberto Moses Thompson Motta	Director	Non-executive, nominated by the holders of class B Stichting certificates	2004	2014
Alexandre Van Damme	Director	Non-executive, nominated by the holders of class A Stichting certificates	1992	2014
Carlos Alberto Sicupira	Director	Non-executive, nominated by the holders of class B Stichting certificates	2004	2014
Mark Winkelman	Independent director	Non-executive	2004	2014

At the next annual shareholders meeting in April 2011, the shareholders will be asked to approve a Board proposal to re-elect Stéfan Descheemaeker, Peter Harf and Kees Storm.

At that meeting, shareholders will also be asked to elect Olivier Goudet as an independent director. Olivier Goudet is a French citizen and was born in 1964. He holds a Degree in Engineering from l’Ecole Centrale de Paris and graduated from the ESSEC Business School in Paris with a major in Finance. He joined Mars, Inc in 1990, serving on the finance team of the French business. After six years, he left Mars to join the VALEO Group, where he held several senior executive positions. In 1998, he returned to Mars, where he became Chief Financial Officer in 2004. In 2008, his role was broadened to the position of Executive Vice President and Chief Financial Officer. Mr. Goudet is a Director of the Wm. Wrigley Jr. Company, Mars’ gum and confections subsidiary, where Berkshire Hathaway is a minority investor. He is also an active board member of the Washington Performing Arts Society, having served as Chairman of its finance committee.

Shareholders will also be asked to elect Paul Cornet de Ways Ruart as a director. Mr. Cornet was nominated by Eugénie Patri Sébastien S.A., the holder of the class A Stichting certificates, to be its representative. Born in 1968, he is a Belgian citizen and holds a Degree in Commercial Engineering from the Catholic University of Leuven and an MBA from the University of Chicago. He is currently Chief of Staff and Senior Financial Director responsible for Corporate Development and Audience at Yahoo! EMEA. Prior to joining Yahoo!, Mr. Cornet was Director of Strategy for Orange (the UK mobile operator) and spent seven years with McKinsey&Company in London and Palo Alto, California. He is also a member of the Boards of Directors of Eugenie Patri Sebastien S.A., Rayvax, Sparflex and several venture capital backed technology companies.

The business address for all of our directors is: Brouwerijplein 1, 3000 Leuven, Belgium.

Mr. Busch IV, a U.S. citizen, was born in 1964 and holds an MBA from St. Louis University, a Brewmaster’s Degree from the International Brewing Institute in Berlin and graduated magna cum laude with a Bachelor’s Degree in Finance from St. Louis University. In addition to being Chief Executive Officer, Mr. Busch held a variety of positions in Anheuser-Busch management, brewing, operations and marketing. He was also a member of the Board of Directors of Fedex and holds an Honorary Doctorate of Business Administration from Webster University.

Mr. Dehaene is an independent Board member. Born in 1940, he received a Doctor of Law from the University of Namur and the Catholic University of Leuven. An eminent Belgian politician and member of the European Parliament he has held several parliamentary and governmental positions at federal and European level. He is currently Chairman of the Board of Directors of the College of Europe; Director of various Belgian listed companies (Dexia Umicore, Trombogenics, Lotus Bakeries); Vice-Chairman of the European Convention and Vice-Chairman of the Board of Directors of the Fondation Roi Baudouin.

Mr. Descheemaeker is a representative of the main shareholders (nominated by Eugénie Patri Sébastien S.A., the holder of the class A Stichting certificates). Born in 1960, he is a Belgian citizen and holds a Masters Degree in Commercial Engineering from Solvay Business School. He began his professional career with the Belgian Ministry of Finance and then moved to Cobepa, the Benelux investment company of BNP-Paribas. He later joined the holding company Defi as Chief Executive Officer of its financial subsidiary Definance, of which he led the initial public offering process. In 1996, he joined Interbrew as head of Strategy & External Growth, managing its

M&A activities, culminating with the combination of Interbrew and AmBev. In 2004, he transitioned to operational management, in charge of Interbrew’s operations in the U.S. and Mexico, and then as InBev’s Zone President Central and Eastern Europe, and, eventually, Western Europe. In 2008, Mr. Descheemaeker ended his operational responsibilities at Anheuser-Busch InBev and joined the company’s Board as a non-executive Director. He was appointed Chief Financial Officer of Delhaize Group in January 2009 and is also a member of the Universite Libre de Bruxelles (ULB) Foundation.

Mr. Harf is an independent Board member (Chairman). Born in 1946, he is a German citizen and received his MBA from Harvard Business School. He also holds both a diploma and a Doctorate in Economics from the University of Cologne. Since 1988, Mr. Harf has been Chief Executive Officer of Joh. A. Benckiser SE, Vienna, Austria, a privately held financial holding company, as well as Chairman of Coty Inc., a worldwide fragrance and cosmetics company; Chairman of Labelux, a luxury goods company; Deputy Chairman of the Board of Reckitt Benckiser Group plc, which is a leading household and personal care products company; and Director of Burger King Worldwide Holdings. In addition, he is co-founder and Vice Chairman of the Supervisory Board of the non-profit DKMS German Bone Marrow Donor Center in Tübingen, Germany, the largest institution of its kind in the world. Previously, Mr. Harf was Senior Vice President of Corporate Planning at AEG - Telefunken, Frankfurt, Germany. He began his career at the Boston Consulting Group.

Mr. Herrmann Telles is a representative of the main shareholders (nominated by BRC S.à.R.L., the holder of the class B Stichting certificates). Born in 1950, he is a Brazilian citizen and holds a Degree in Economics from Universidade Federal do Rio de Janeiro and attended the Owners/Presidents Management Program at Harvard Business School. He was Chief Executive Officer of Brahma and AmBev and has been a member of the Board of Directors of AmBev since 2000. He is also a member of the Board of Directors of Burger King Worldwide Holdings; a member of the Advisory Board of Itau/Unibanco; a member of the Harvard Business School’s Board of Dean’s Advisors; co-founder and Board member of Fundação Estudar, a non-profit organization that provides scholarships for Brazilians; and a founder and Chairman of Ismart, a non-profit organization that provides scholarship to low-income students.

Mr. Lemann is a representative of the main shareholders (nominated by BRC S.à.R.L., the holder of the class B Stichting certificates). Born in Brazil in 1939, he received a Bachelors Degree from Harvard University in 1961. Mr. Lemann founded and was senior partner of Banco de Investimentos Garantia S.A. in Brazil from 1971 through June 1998, when it was sold to Credit Suisse First Boston. Until early 2005, he was a Director of The Gillette Company in Boston, Swiss Re in Zurich and of Lojas Americanas in São Paulo. He was also Chairman of the Latin American Advisory Committee of the NYSE. He is a co-founder and Board member of Fundação Estudar, a non-profit organization that provides scholarships for Brazilians and Endeavour, an international non-profit organization that supports entrepreneurs in emerging markets. He has also supported educational institutions including Harvard and the University of Illinois with leadership and endowment gifts over the years.

Mr. de Pret Roose de Calesberg is a representative of the main shareholders (nominated by Eugénie Patri Sébastien S.A., the holder of the class A Stichting certificates). Born in 1944, he is a Belgian citizen and graduated as a Commercial Engineer from the Catholic University of Leuven. During his professional career, Mr. De Pret held various senior positions in Finance, Treasury and Corporate Finance at Morgan Guaranty Trust Company of New York, Cockerill Sambre steel company (Belgium), UCB pharmaceutical company (Belgium), Société Générale de Belgique and Umicore (Belgium). Currently, he is a member of several boards and committees, including: Delhaize Group (board and audit committee), Umicore (board and audit committee), Sibelco (board and audit committee), L’Integrale (board and finance committee), Euronext (supervisory board and audit committee), Lesaffre & Cie (board and finance committee) and Sébastien Holding (Chairman of the board). He is also an administrator of the InBev Baillet-Latour Fund, a foundation that encourages social, cultural, artistic, technical, sporting, educational and philanthropic achievements.

Mr. de Spoelberch is a representative of the main shareholders (nominated by Eugénie Patri Sébastien S.A., the holder of the class A Stichting certificates). Born in 1966, he is a Belgian citizen and holds an MBA from INSEAD. Mr. de Spoelberch is an active private equity shareholder and his recent activities include shared Chief Executive Officer responsibilities for Lunch Garden, the leading Belgian self-service restaurant chain. He is a member of the board of several family-owned companies, such as Eugénie Patri Sébastien S.A., Verlinvest and Cobehold (Cobepa). He is also an administrator of the InBev Baillet-Latour Fund, a foundation that encourages social, cultural, artistic, technical, sporting, educational and philanthrophic achievements.

Mr. Storm is an independent Board member. Born in 1942, he is a Dutch citizen and received an MA in Business Economics from the University of Rotterdam in 1969. His first role after graduating was as an assistant accountant at Moret & Limperg. After six successful years there, he was appointed to the Executive Board of Kon Scholten-Honig in 1976. He was then Chairman of the Executive Board of AEGON, the life insurance group, where he subsequently took responsibility for regions including the USA, the Netherlands and Europe. He is currently Chairman of the Supervisory Board of KLM, the airline carrier of the Netherlands, Chairman of the Supervisory Board of PON Holdings, a member of the Supervisory Board of AEGON and a member of the Board of Directors of Baxter International (including member of the audit committee) and Unilever (Chairman of the audit committee). His interest in improving healthcare has also led him to active involvement with the Amsterdam Cancer Center and the Health Insurance Fund.

Mr. Thompson Motta is a representative of the main shareholders (nominated by BRC S.à.R.L., the holder of the class B Stichting certificates). Born in 1957, he is a Brazilian citizen and holds a Degree in Mechanical Engineering from Pontificia Universidade Católica do Rio de Janeiro and an MBA from the Wharton School of the University of Pennsylvania. From 1993 to 2004, he was a managing partner of GP Investimentos., the largest private equity group in Brazil, and a Board member until 2010. Mr. Thompson Motta is also a Board member of AmBev, Lojas Americanas; and São Carlos Empreendimentos e Participações S.A.

Mr. Van Damme is a representative of the main shareholders (nominated by Eugénie Patri Sébastien S.A., the holder of the class A Stichting certificates). Born in 1962, he is a Belgian citizen and graduated from Solvay Business School, Brussels. Mr. Van Damme joined the beer industry early in his career and held various operational positions within Interbrew until 1991, including Head of Corporate Planning and Strategy. He has managed several private venture holding companies and is currently a director of Patri S.A. (Luxembourg). He is also a Board member of UCB, the Belgian pharmaceutical company; an administrator of the InBev Baillet-Latour Fund, a foundation that encourages social, cultural, artistic, technical, sporting, educational and philanthrophic achievements.

Mr. Sicupira is a representative of the main shareholders (nominated by BRC S.à.R.L., the holder of the class B Stichting certificates). Born in 1948, he is a Brazilian citizen and received a Bachelor of Business Administration from Universidade Federal do Rio de Janeiro and attended the Owners/Presidents Management Program at Harvard Business School. He has been Chairman of Lojas Americanas since 1981, where he also served as Chief Executive Officer until 1992. He is a member of the Board of Directors of Burger King Worldwide Holdings; the Harvard Business School’s Board of Dean’s Advisors; and a co-founder and Board member of Fundação Estudar, a non-profit organization that provides scholarships for Brazilians.

Mr. Winkelman is an independent Board member. Born in 1946, he is a citizen of the Netherlands andholds a Degree in Economics from the Erasmus University in Rotterdam, and an MBA from the Wharton School at the University of Pennsylvania, where he is a trustee. He served as a Management Committee member of Goldman Sachs & Co. from 1988 to 1994, where he is now a Senior Director. Before joining Goldman Sachs & Co. in 1978, he served at the World Bank for four years as a senior investment officer.

General Information on the Directors

In relation to each of the members of our Board, other than as set out below, we are not aware of (i) any convictions in relation to fraudulent offences in the last five years, (ii) any bankruptcies, receiverships or liquidations of any entities in which such members held any office, directorships, or partner or senior management positions in the last five years, or (iii) any official public incrimination and/or sanctions of such members by statutory or regulatory authorities (including designated professional bodies), or disqualification by a court from acting as a member of the administrative, management or supervisory bodies of an issuer or from acting in the management or conduct of the affairs of any issuer for at least the previous five years. For details of certain formal regulatory inquiries by the CVM, the Brazilian Securities Commission, against Messrs. Lemann, Telles and Sicupira and the settlements relating thereto, see “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings—AmBev and its Subsidiaries—CVM.”

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

Over the five years preceding the date of this Form 20-F, the members of our Board hold or have held the following main directorships (apart from directorships they have held with us and our subsidiaries) or memberships of administrative, management or supervisory bodies and/or partnerships:

Name	Current	Past
August A. Busch IV	—	Fedex Corp., Grupo Modelo

Jean-Luc Dehaene	Umicore, Lotus Bakeries, Thrombogenics, Koning Boudewijn Stichting/Fondation Roi Baudouin and Dexia Bank SA/NV	Telindus and Domo

Stéfan Descheemaeker	Eugénie Patri Sébastien S.A., the Stichting and Delhaize Group	—

Peter Harf	Reckitt Benckiser, Coty, Labelux, DKMS Deutsche Knochenmarkspenderdatei and DKMS Americas	Brunswick

Marcel Herrmann Telles	3G Capital, Inc., Burger King Worldwide Holdings Inc, Instituto de Desenvolvimento Gerencial—INDG, Fundação Estudar, Instituto Social Maria Telles, the Stichting and Harvard Business School’s Board of Dean’s Advisors	Lojas Americanas S.A., São Carlos Empreendimentos e Participações S.A., Editora Abril S.A. GP Investimentos and Instituto Veris—IBMEC São Paulo

Jorge Paulo Lemann	Harvard Business School’s Board of Dean’s Advisors, 3G Capital, Inc., Fundação Estudar, Fundação Lemann, the Stichting and Instituto Veris—IBMEC São Paulo	Lojas Americanas S.A., São Carlos Empreendimentos e Participações S.A., GP Investimentos, The Gillette Company, Swiss Re, DaimlerChrysler (International Advisory Board), NYSE (Latin American Advisory Board)

Arnoud de Pret Roose de Calesberg	Delhaize Group, Umicore, UCB, Sibelco, L’Intégrale Caisse Commune d’Assurances, Lesaffre & Cie, the Stichting, Eugénie Patri Sébastien S.A., Rayvax Société d’Investissement NV/SA, Sébastien Holding S.A., Multifin S.A., IMCC S.A., Immobilière d’Haltinne S.A., Solières Conseil S.A., Amélie-Fin S.A., Adrien Invest S.C.R.L., Coqueray S.A., Euronext B.V., Comprendre et Parler ASBL and Fondation InBev Baillet-Latour ASBL	—

Grégoire de Spoelberch	Agemar S.A., Wernelin S.A., Fiprolux S.A., Eugénie Patri Sébastien S.A., the Stichting, G.D.S. Consult, Cobehold, Compagnie Benelux Participations, Vervodev, Wesparc, Groupe Josi(1), Financière Stockel(1), Immobilière du Canal(1), Verlinvest(1), Midi Developpement(1), Solferino Holding S.A.(1), Navarin S.A.(1) and Fonds InBev Baillet Latour ASBL	Lunch Garden Services(1), Lunch Garden(1), Lunch Garden Management(1), Lunch Garden Finance(1), Lunch Garden Concepts(1), HEC Partners(1), Q.C.C.(1), A.V.G. Catering Equipment(1), Immo Drijvers-Stevens(1), Elpo-Cuisinex Wholesale(1), Atanor(1), Amantelia(1) and Demeter Finance(1)

Kees J. Storm	Unilever N.V., Unilever Plc, Baxter International Inc., Pon Holdings B.V., AEGON N.V. and Koninklijke Luchtvaart Maatschappij N.V.	Royal Wessanen N.V. and Laurus N.V.

Roberto Moses Thompson Motta	São Carlos Empreendimentos e Participações S.A., Lojas Americanas S.A.,	GP Investimentos Limited, Mcom Wireless Ltda. and LPDS Participações S.A.

Name	Current	Past
B2W Companhia Global do Varejo, 3G Capital, Inc., the Stichting and AmBev SA

Alexandre Van Damme	Royal Sporting Club Anderlecht, UCB, the Stichting and Eugénie Patri Sébastien S.A.

Carlos Alberto Sicupira	B2W Companhia Global do Varejo, São Carlos Empreendimentos e Participações S.A., Burger King Worldwide Holdings, Inc, Lojas Americanas S.A., 3G Capital, Inc., Instituto de Desenvolvimento Gerencial—INDG, Movimento Brasil Competitivo—MBC, Fundação Estudar, Fundação Brava, the Stichting, Instituto Veris—IBMEC São Paulo, Instituto Empreender Endeavor Brasil, and Harvard Business School’s Board of Dean’s Advisors	ALL América Latina Logística S.A. and GP Investimentos

Mark Winkelman	Goldman, Sachs & Co. and University of Pennsylvania	Select Reinsurance, Ltd. and J.C. Flowers & Co.

Note:

(1)	As permanent representative.

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

Our executive board of management currently consists of the following members:

Name	Function
Carlos Brito	Chief Executive Officer

Felipe Dutra	Chief Financial Officer

Claudio Braz Ferro	Chief Supply Officer

Chris Burggraeve	Chief Marketing Officer

Sabine Chalmers	Chief Legal and Corporate Affairs Officer

Claudio Garcia	Chief People and Technology Officer

Tony Milikin	Chief Procurement Officer

Jo Van Biesbroeck	Zone President Western Europe and Chief Strategy Officer

Miguel Patricio	Zone President Asia Pacific

Name	Function
Francisco Sá	Zone President Central & Eastern Europe

Bernardo Pinto Paiva	Zone President Latin America South

João Castro Neves	Zone President Latin America North

Luiz Fernando Edmond	Zone President North America

The business address for all of these executives is: Brouwerijplein 1, 3000 Leuven, Belgium.

Carlos Brito is our Chief Executive Officer. Born in 1960, he is a Brazilian citizen and received a Degree in Mechanical Engineering from the Universidade Federal do Rio de Janeiro and an MBA from Stanford University. He held positions at Shell Oil and Daimler Benz prior to joining AmBev in 1989. At AmBev he had roles in Finance, Operations, and Sales, before being appointed Chief Executive Officer in January 2004. He was appointed Zone President North America at InBev in January 2005 and Chief Executive Officer in December 2005. He is also a member of the Board of Directors of AmBev and Grupo Modelo.

Felipe Dutra is our Chief Financial Officer. Born in 1965, Mr. Dutra is a Brazilian citizen and holds a Major in Economics from Candido Mendes and an MBA in Controlling from Universidade de São Paulo. He joined AmBev in 1990 from Aracruz Celulose, a major Brazilian manufacturer of pulp and paper. At AmBev he held various positions in Treasury and Finance before being appointed General Manager of AmBev’s subsidiary, Fratelli Vita. Mr. Dutra was appointed AmBev’s Chief Financial Officer in 1999 and he became our Chief Financial Officer in January 2005. He is also a member of the Board of Directors of AmBev and Grupo Modelo.

Claudio Braz Ferro is our Chief Supply Officer. Born in 1955, Mr. Braz Ferro is a Brazilian citizen and holds a Degree in Industrial Chemistry from the Universidade Federal de Santa Maria and has studied Brewing Science at the Catholic University of Leuven,. Mr. Braz Ferro joined AmBev in 1977, where he held several key positions, including plant manager of the Skol brewery and industrial director of Brahma operations in Brazil. Mr. Braz Ferro also played a key role in structuring the supply organization when Brahma and Antarctica combined to form AmBev in 2000. He was appointed our Chief Supply Officer in January 2007.

Chris Burggraeve is our Chief Marketing Officer. Born in 1964, Mr. Burggraeve is a Belgian citizen and holds a Degree in Applied Economics (International Business) from the Catholic University of Leuven, as well as a Masters in European Economics from the Centre Européen Universitaire in Nancy, France, and a TRIUM Global MBA (offered jointly by London School of Economics, NYU Stern and HEC Paris). He joined us in November 2007 after over 12 years with The Coca-Cola Company, where he held a number of senior Marketing and General Management roles in various geographies across Europe and Eurasia, including most recently as Group Marketing Director for their European Union Group. Previously he worked for Procter & Gamble Benelux in Brand Management and Innovation and began his career in consulting and technology start-up companies. Mr. Burggraeve is also President of the World Federation of Advertisers as well as a member of the Board of the New York based Belgian-American Chamber of Commerce.

Sabine Chalmers is our Chief Legal and Corporate Affairs Officer and Secretary to the Board of Directors. Born in 1965, Mrs. Chalmers is of German and Indian origin and holds an LL.B. from the London School of Economics. She is qualified as a solicitor in England and is a member of the New York State Bar. Mrs. Chalmers joined us in January 2005 after over 12 years with Diageo plc where she held a number of senior legal positions in various geographies across Europe, the Americas and Asia including as General Counsel of Latin American and then North American businesses. Prior to Diageo, she was an associate at the law firm of Lovells in London, specializing in mergers and acquisitions. Mrs. Chalmers is a member of the Board of Directors of Grupo Modelo and the Association of Corporate Counsel.

Claudio Garcia is our Chief People and Technology Officer. Born in 1968, he is a Brazilian citizen and holds a Degree in Economics from the Universidade Estadual do Rio de Janeiro. Mr. Garcia joined AmBev as a management trainee in 1991 and thereafter held various positions in Finance and Operations before being appointed Information Technology and Shared Services Director in 2002. Mr. Garcia was appointed InBev’s Chief Information and Services Officer in January 2005 and its Chief People and Technology Officer in September 2006. In this role he oversees the company’s People organization globally, including the Global Management Trainee Program, Global MBA recruitment, Executive education and training and engagement initiatives.

Tony Milikin is our Chief Procurement Officer. Born in 1961, he is a U.S. citizen and holds an undergraduate Finance Degree from the University of Florida and an MBA in Marketing from Texas Christian University in Fort Worth, Texas. Mr. Milikin joined us in May 2009 from MeadWestvaco, where he was Vice President, Supply Chain and Chief Purchasing Officer, based in Richmond, Virginia, since 2004. Prior to joining MeadWestvaco, he held various purchasing and supply chain positions including Vice-President Purchasing and Supply Management for Sealy, Inc.; Senior Director, Purchasing, Transportation and Distribution for Monsanto; and Manager, Direct Material Sourcing for Alcon Laboratories. He serves on several professional councils, including The Conference Board’s Purchasing and Supply Leadership Council and Manufacturers Alliance/MAPI’s Purchasing Council. He is also a member of the Board of Directors of the Institute for Supply Management™ (ISM).

Jo Van Biesbroeck is our Zone President Western Europe and Chief Strategy Officer. Born in 1956, Mr. Van Biesbroeck is a Belgian citizen and received a Degree in Economics from the Catholic University of Leuven. He joined Interbrew and held several positions in Controlling and Finance prior to becoming Senior Vice President Corporate Strategy in 2003. In January 2005, he was appointed Chief Strategy and Business Development Officer of Inbev; and in May 2006, he took up the position of Chief Strategy and Sales Officer. He was appointed to his current role in January 2010.

Miguel Patricio is our Zone President Asia Pacific. Born in 1966, he is a Portuguese citizen and holds a Degree in Business Administration from Fundacao Getulio Vargas in São Paulo. Prior to joining AmBev in 1998, Mr. Patricio held several senior positions across the Americas at Philip Morris, the Coca-Cola Company and Johnson & Johnson. At AmBev, he was Vice President Marketing, before being appointed Vice President Marketing of InBev’s North American Zone based in Toronto in January 2005. In January 2006 he was promoted to Zone President North America and in January 2008 he moved to Shanghai to take on the role of Zone President Asia Pacific.

Francisco Sá is our Zone President Central & Eastern Europe. Born in 1965, he is a Brazilian citizen and holds a Degree in Civil Engineering from Universidade Federal da Bahia and an MBA from University of California, Berkeley. He was President of Refrigerantes da Bahia S/A (Coca Bottling Company) for 7 years prior to joining AmBev in 1998. During his career at AmBev, he held several roles including Direct Distribution Manager, Regional Sales Director and VP Soft Drinks for the Latin America North Zone. Mr. Sá was appointed Zone President Central & Eastern Europe in January 2008.

Bernardo Pinto Paiva our Zone President Latin America South. Born in 1968, he is a Brazilian citizen and holds a Degree in Engineering from Universidade Federal do Rio de Janeiro and an MBA from Pontifícia Universidade Católica do Rio de Janeiro. Mr. Pinto Paiva joined AmBev in 1991 as a management trainee and during his career at the company has held leadership positions in Sales, Supply, Distribution and Finance. He was appointed Zone President North America in January 2008 and Zone President Latin America South in January 2009.

João Castro Neves is our Zone President Latin America North and AmBev’s Chief Executive Officer. Born in 1967, Mr. Castro Neves is a Brazilian citizen and holds a Degree in Engineering from Pontifícia Universidade Católica do Rio de Janeiro and an MBA from the University of Illinois. He joined AmBev in 1996 and has held positions in various departments such as Mergers and Acquisitions, Treasury, Investor Relations, Business Development, Technology and Shared Services. He was AmBev’s Chief Financial Officer and Investor Relations Officer before being appointed Zone President Latin America South in January 2007. He took on his current role in January 2009.

Luiz Fernando Edmond is our Zone President North America. Born in 1966, he is a Brazilian citizen and holds a Degree in Production Engineering from the Universidade Federal do Rio de Janeiro. After starting his professional career with Banco Nacional in Brazil, Mr. Edmond joined Brahma, which later became AmBev, in 1990 as part of its Management Trainee Program. At AmBev, he held various positions in the Commercial, Operations and Distribution areas. He was appointed Zone President Latin America and AmBev’s Chief Executive

Officer in January 2005; and Zone President North America in November 2008. He is also a member of the Board of Directors of AmBev.

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

In May 2008, Mr. Dutra received a “warning” from the Administrative Appeal Council for the National Financial System of Brazil. A warning, which is the lightest sanction available under applicable Brazilian law, represents the conclusion by the Administrative Appeal Council that, in its view, a breach has occurred. No fine, or any other consequence, attaches to a warning, other than being deemed a repetitive offender in the event of another breach in the future (and, as such, being then potentially exposed to heavier sanctions than would normally be associated with such other breach). The warning relates to the reporting in the 2000 financial year financial statements of Polar (Industrias de Bebidas Antarctica Polar S.A., a Brazilian company that became a subsidiary of AmBev in 1999) of (i) the net balance (immaterial to AmBev and to Polar) of certain inter-company loans of Polar, and (ii) restatements and other adjustments required by the new statutory auditors of Polar after it became a subsidiary of AmBev to conform with AmBev’s accounting practices that increased the amount of certain reserves of Polar. Mr. Dutra, who had been appointed as an officer of Polar a few months before the relevant financial statement reporting has expressed his intention to challenge the warning in a court of law. For details of certain formal regulatory inquiries by the CVM, the Brazilian Securities Commission, against Mr. Dutra and the settlements relating thereto, see “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings—AmBev and its Subsidiaries—CVM.”

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

Over the five years preceding the date of this Form 20-F, the members of the executive board of management have held the following main directorships (apart from directorships they have held with us and our subsidiaries) or memberships of administrative, management or supervisory bodies and/or partnerships:

Name	Current	Past
Carlos Brito	Director of Fundaçao Antonio e Helena Zerrenner, Grupo Modelo	—
Felipe Dutra	Director of Grupo Modelo	—
Claudio Braz Ferro	—	—
Chris Burggraeve	President of World Federation of Advertisers	Operating partner in The Dellacorte Group LLC
Sabine Chalmers	Director of the Association of Corporate Counsel (ACC), Grupo Modelo	—
Claudio Garcia	—	—
Tony Milikin	—	Director of the Institute of Supply Management and Director of Supply Chain Council
Jo Van Biesbroeck	Director of Inno.com NV	—
Miguel Patricio	—	—
Francisco Sá	—	—
Bernardo Pinto Paiva	—	—
João Castro Neves	—	—
Luiz Fernando Edmond	—	—

B. COMPENSATION

Introduction

Our compensation system has been designed and approved to help motivate high performance. The goal is to deliver market-leading compensation, driven by both company and individual performance, and alignment with shareholders’ interests by encouraging ownership of our shares. Our focus is on annual and long-term variable pay, rather than on base salary or fees.

Share-Based Payment Plans

We currently have three primary share-based payment plans, namely our long-term incentive warrant plan (“LTI Warrant Plan”), established in 1999, our share-based compensation plan (“Share-Based Compensation Plan”), established in 2006 (and amended as from 2010) and our long-term incentive stock option plan (“LTI Stock Option Plan”), established in 2009.

In addition, from time to time, we make exceptional grants to our employees and employees of our subsidiaries or grants of shares or options under plans established by us or by certain of our subsidiaries.

LTI Warrant Plan

Since 1999, we have regularly issued warrants (droits de souscription/warrants, or rights to subscribe for newly issued shares) under our LTI Warrant Plan for the benefit of our directors and, until 2006, for the benefit of members of our executive board of management and other senior employees. Since 2007, members of our executive board of management and other employees are no longer eligible to receive warrants under the LTI Warrant Plan, but instead receive a portion of their compensation in the form of shares and options granted under our Share-Based Compensation Plan and LTI Stock- Option Plan. See “—Share-Based Compensation Plan” and “—LTI Stock- Option Plan” below. Only our directors continue to be eligible to receive a portion of their compensation in the form of LTI warrants. Such grants are made annually at our shareholders’ meeting on a discretionary basis upon recommendation of our Remuneration Committee. See “—C. Board Practices—Information about Our Committees—The Remuneration Committee”.

Each LTI warrant gives its holder the right to subscribe for one newly issued share. Shares subscribed for upon the exercise of LTI warrants are ordinary registered Anheuser-Busch InBev SA/NV shares. Holders of such shares have the same rights as any other registered shareholder. The exercise price of LTI warrants is equal to the average price of our shares on the regulated market of Euronext Brussels during the 30 days preceding their issue date. LTI warrants granted in the years prior to 2007 (except for 2003) have a duration of ten years. From 2007 onwards (and in 2003) LTI warrants have a duration of five years. LTI warrants are subject to a vesting period ranging from one to three years. Except as a result of the death of the holder, LTI warrants may not be transferred. Forfeiture of a warrant occurs in certain circumstances when the holder leaves our employment.

The table below provides an overview of all of the warrants outstanding under our LTI Warrant Plan as at 31 December 2010:

LTI Plan	Issue date of warrants	Expiry date of warrants	Number of warrants granted(1)		Number of warrants outstanding	Exercise price	Number of warrants outstanding	Exercise price
					Unadjusted(2)		As adjusted as a result of rights offering(3)
			(in millions)		(in millions)	(in EUR)	(in millions)	(in EUR)
1	29 June 1999	28 June 2009	1.301		0	14.23	0	8.90
2	26 October 1999	25 October 2009	0.046		0	13.76	—	—
3	25 April 2000	24 April 2010	2.425		0	11.64	0	7.28
4	31 October 2000	30 October 2010	0.397		0	25.02	0	15.64
5	13 March 2001	12 March 2011	1.186		0	30.23	0	18.90
6	23 April 2001	22 April 2011	0.343		0	29.74	0	18.59
7	4 September 2001	3 September 2011	0.053		0	28.69	0	17.94
8	11 December 2001	10 December 2011	1.919		0.032	28.87	0.277	18.05
9	13 June 2002	12 June 2012	0.245		0.040	32.70	0.028	20.44
10	10 December 2002	9 December 2012	3.464		0.052	21.83	0.182	13.65
11	29 April 2003	28 April 2008	0.066		0	19.51	—	—
12	27 April 2004	26 April 2014	3.881		0.121	23.02	0.431	14.39
13	26 April 2005	25 April 2015	2.544		0.140	27.08	0.440	16.93
14	25 April 2006	24 April 2016	0.688		0.124	38.70	0.166	24.20
15	24 April 2007	23 April 2012	0.120		0.120	55.41	—	—
16	29 April 2008	28 April 2013	0.120		0.120	58.31	—	—
17	28 April 2009	27 April 2014	1.199	(4)	1.199	21.72	—	—
18	27 April 2010	26 April 2015	0.215		0.215	37.51	—	—

	Total		20.212		2.164		1.524

Notes:

(1)	The number of warrants granted reflects the number of warrants originally granted under the LTI Warrant Plan, plus the number of additional warrants granted to holders of those warrants as a result of adjustment resulting from our rights offering in December 2008, as described in more detail below. The number of warrants remaining outstanding from such grants, and their respective exercise prices, are shown separately in the table based on whether or not the relevant warrants were adjusted in connection with our rights offering in December 2008.

(2)	Entries in the “unadjusted” columns reflect the number of warrants outstanding, and the exercise price of such warrants, in each case that were not adjusted as a result of our rights offering in December 2008, as described in more detail below.

(3)	Entries in the “adjusted” columns reflect the adjusted number of warrants outstanding, and the adjusted exercise price of such warrants as a result of our rights offering in December 2008, as described in more detail below.

(4)	984,203 of the 1,199,203 warrants granted on 28 April 2009 were granted to persons whose outstanding warrants were not adjusted as a result of our rights offering in December 2008 to compensate such persons for the effects of this non-adjustment as described in more detail below.

As of 31 December 2010, the total number of warrants granted under the LTI Warrant Plan, including the additional warrants granted to compensate for the effects of the December 2008 rights offering, is 20.212 million. As of 31 December 2010, of the 3.688 million outstanding warrants, 2.154 million were vested.

The LTI terms and conditions provide that, in the event that a corporate change decided by us and having an impact on our capital has an unfavorable effect on the exercise price of the LTI warrants, their exercise price and/or the number of our shares to which they give rights will be adjusted to protect the interests of their holders.

Our rights offering in December 2008 constituted such a corporate change and triggered an adjustment. Pursuant to the LTI terms and conditions, we determined that the most appropriate manner to account for the impact of the rights offering on the unexercised warrants was to apply the “ratio method” as set out in the NYSE Euronext “Liffe’s Harmonised Corporate Action Policy,” pursuant to which both the number of warrants and their exercise price were adjusted on the basis of a (P-E)/P ratio where “E” represented the theoretical value of the December 2008 rights and “P” represented the closing price of our shares on Euronext Brussels on the day immediately preceding the beginning of the relevant rights subscription period. The unexercised warrants were adjusted on 17 December 2008, the day after the closing of the rights offering. Based on the above “ratio method,” we used an adjustment ratio of 0.6252. The adjusted exercise price of the warrants equals the original exercise price multiplied by the adjustment ratio. The adjusted number of warrants equals the original number of warrants divided by the adjustment ratio. In total, 1,615,453 new warrants were granted pursuant to the adjustment.

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

Share-Based Compensation Plan through 2009

Pursuant to the Share-Based Compensation Plan through 2009, half of each eligible employee’s variable compensation was settled in our shares. These shares must be held for three years (that is, the shares are fully owned by the employee from the date of grant but are subject to a lock-up of three years, and failure to comply with the lock-up results in forfeiture of any matching options granted under the plan as described below). These shares are valued at their market price at the time of grant.

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

In addition, the shares granted and purchased under the Share-Based Compensation Plan through 2009 are:

•	entitled to dividends paid as from the date of granting; and

•	granted and purchased at the market price at the time of granting. Nevertheless, our Board of Directors could, at its sole discretion, grant a discount on the market price.

The matching options granted under the Share-Based Compensation Plan have the following features:

•	the exercise price is set equal to the market price of our shares at the time of granting;

•

options have a maximum life of 10 years and an exercise period that starts after five years, subject to financial performance conditions to be met at the end of the second, third or fourth year following the granting;

•	upon exercise, each option entitles the option holder to subscribe to one share; and

•	specific restrictions or forfeiture provisions apply in case the grantee leaves our employment.

The table below gives an overview of the matching options that were granted under the Share-Based Compensation Plan that were outstanding as at 31 December 2010:

Issue Date	Number of shares granted	Number of matching options granted(3)	Number of matching options outstanding	Exercise price	Expiry date of options
	(in millions)	(in millions)	(in millions)	(in EUR)
27 April 2006	0.28	0.98	0.690	24.78	26 April 2016
2 April 2007(1)	0.44	1.42	1.067	33.59	1 April 2017
3 March 2008	0.42	1.66	1.274	34.34	2 March 2018
6 March 2009	0.16	0.40	0.307	20.49	5 March 2019
14 August 2009	1.10	3.76	3.499	27.06	13 August 2019
1 December 2009(2)	—	0.23	0.233	33.24	26 April 2016
1 December 2009(2)	—	0.38	0.386	33.24	1 April 2017
1 December 2009(2)	—	0.45	0.455	33.24	2 March 2018
1 December 2009(2)	—	0.02	0.024	33.24	5 March 2019
5 March 2010(4)	0.28	0.70	0.694	36.52	4 March 2020
30 November 2010(2)	—	0.03	0.026	42.41	26 April 2016
30 November 2010(2)	—	0.02	0.018	42.41	1 April 2017
30 November 2010(2)	—	0.02	0.020	42.41	2 March 2018
30 November 2010(2)	—	0.03	0.035	42.41	13 August 2019
30 November 2010(2)	—	0.03	0.031	42.41	4 March 2020

Total	2.68	10.13	8.759

Notes:

(1)	Certain matching options granted in April 2007 have an exercise price of EUR 33.79.

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

(3)	The Share-Based Compensation Plan terms and conditions provide that, in the event that a corporate change decided by us and having an impact on our capital has an unfavorable effect on the exercise price of the matching options, the exercise price and/or number of our shares to which the options relate will be adjusted to protect the interests of the option holders. Our December 2008 rights offering constituted such a corporate change and triggered an adjustment. Pursuant to the Share-Based Compensation Plan terms and conditions, the unexercised matching options were adjusted in the same manner as the unexercised LTI warrants (see “—LTI Warrant Plan” above), and 1.37 million new matching options were granted in 2008 in connection with this adjustment. The table above reflects the adjusted exercise price and number of options.

(4)	During 2010, based on the Share-Based Compensation Plan as described above, we issued 0.7 million matching options which relate to the bonus for the second half of 2009.

As of 31 December 2010, of the 8.759 million outstanding matching options, none were vested.

Share-Based Compensation Plan from 2010

As from 5 March 2010, we have modified the structure of the Share-Based Compensation Plan for certain executives, including members of our executive board of management and other senior management in our general headquarters. These executives receive their variable compensation in cash but have the choice to invest some or all of the value of their variable compensation in our shares to be held for a five-year period, referred to as voluntary shares. We will match such voluntary investment by granting three matching shares for each voluntary share invested, up to a limited total percentage of each executive’s variable compensation. The matching is based on the gross amount of the variable compensation invested. The percentage of the variable compensation that is entitled to get matching shares varies depending on the position of the executive. Members of our executive board of management currently may take up to a maximum of 60% of their variable compensation with matching shares. The current maximum for executives below the executive board of management is 40% or less. From 1 January 2011, the new plan structure applies to all other senior management.

Voluntary shares are:

•	our existing ordinary shares;

•	entitled to dividends paid as from the date of granting;

•	subject to a lock-up period of five years; and

•

granted at market price or at market price minus a discount at the discretion of our Board of Directors. The discount is currently set at 10%; voluntary shares corresponding to the discount are granted in the form of restricted stock units which are subject to specific restrictions or forfeiture provisions in case of termination of service.

Matching shares are granted in the form of restricted stock units which will be vested after five years. In case of termination of service before the vesting date, special forfeiture rules will apply.

During 2010, we issued 0.8 million of matching restricted stock units pursuant to the new Share-Based Compensation Plan as described above, in relation to the second half of 2009 bonus. These matching options are valued at the share price at the day of grant, representing a fair value of approximately USD 36.5 million.

LTI Stock Option Plan

As from 1 July 2009, senior employees are eligible for an annual long-term incentive to be paid out in LTI stock options (or, in future, similar share-based instrument), depending on management’s assessment of the employee’s performance and future potential.

LTI stock options have the following features:

•	Upon exercise, each LTI stock option entitles the option holder to one share. As of 2010, we have also issued LTI stock options entitling the holder to one American Depositary Share;

•	An exercise price that is set equal to the market price of our share or our American Depositary Share at the time of granting;

•	A maximum lifetime of 10 years and an exercise period that starts after five years; and

•	The LTI stock options cliff vest after five years. Unvested options are subject to specific forfeiture provisions in case of termination of service before the end of the five-year vesting period.

The table below gives an overview of the LTI stock options on our shares that have been granted under the LTI Stock Option Plan outstanding as of 31 December 2010:

Issue Date	Number of LTI stock options granted	Number of LTI stock options outstanding	Exercise price	Expiry date of options
	(in millions)	(in millions)	(in EUR)
18 December 2009	1.58	1.58	35.90	17 December 2019
30 November 2010	2.84	2.84	42.41	29 November 2020

The table below gives an overview of the LTI stock options on our American Depositary Shares that have been granted under the LTI Stock Option Plan outstanding as of 31 December 2010:

Issue Date	Number of LTI stock options granted	Number of LTI stock options outstanding	Exercise price	Expiry date of options
	(in millions)	(in millions)	(in USD)
30 November 2010	1.22	1.22	56.02	29 November 2020

Long Term Restricted Stock Unit Programs

As of 2010, we have in place three Restricted Stock Unit Programs.

Restricted Stock Units Program: This program allows for the offer of restricted stock units to certain employees in certain specific circumstances. Grants are made at the discretion of our Chief Executive Officer. For example, grants may be made to compensate for assignments of expatriates in countries with difficult living conditions. The characteristics of the restricted stock units are identical to the characteristics of the Matching Shares that are granted as part of the Share Based Compensation Plan. See “—Share-Based Compensation Plan—Share Based Compensation Plan from 2010.” The restricted stock units vest after five years and in the case of termination of service before the vesting date, specific forfeiture rules apply. In 2010, 0.12 million restricted stock units were granted under the program to our senior management.

Exceptional Incentive Restricted Stock Units Program: This program allows for the exceptional offer of restricted stock units to certain employees at the discretion of our Remuneration Committee as a long-term retention incentive for key employees of the company. Employees eligible to receive a grant under the program will receive two series of restricted stock units. The first half of the restricted stock units vests after five years. The second half of the restricted stock units vests after 10 years. In case of termination of service before the vesting date, specific forfeiture rules apply. In 2010, 0.31 million restricted stock units were granted under the program to our senior management.

People Bet Share Purchase Program: This program allows certain employees to purchase our shares at a discount. This program is a long-term retention incentive for high-potential employees who are at a mid-manager level. A voluntary investment in our shares by the participating employee is matched with a grant of three matching shares for each share invested. The discount and matching shares are granted in the form of restricted stock units which vest after five years. In case of termination before the vesting date, special forfeiture rules apply.

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

Under the Program, no members of our executive board of management exchanged AmBev shares in 2010.

In total, members of our senior management exchanged 0.1 million AmBev shares for a total of 0.3 million of our shares in 2010 (2.1 million in 2009 and 0.9 million in 2008). The fair value of these transactions amounted to approximately USD 2 million in 2010 (USD 11 million for 2009 and USD 11 million for 2008).

Programs for encouraging global mobility of executives moving to the US

Further to the establishment of our New York functional management office, our Board of Directors recommended to our shareholders for approval two programs which are aimed at encouraging the international mobility of executives while complying with all legal and tax obligations. The programs were approved at the annual shareholders’ meeting of 27 April 2010.

The Exchange program: Under this program, the vesting and transferability restrictions of the Series A Options granted under the November 2008 Exceptional Grant1 and of the Options granted under the April 2009 Exceptional Grant2 are released for executives who move to the United States. These executives are then offered the possibility to exchange their options against a number of our shares that remain locked up until 31 December 2018. In total, in 2010, members of our senior management have exchanged approximately 0.18 million Series A Options granted under the November 2008 Exceptional Grant for approximately 0.14 million shares and approximately 0.1 million Options granted under the April 2009 Exceptional Grant for approximately 0.04 million shares. The exchange was based on the average of the highest and lowest share price on the day of the exchange.

The Dividend waiver program: The dividend protection feature of the outstanding options, where applicable, owned by executives who move to the United States will be cancelled. In order to compensate for the economic loss which results from this cancellation, a number of new options is granted to these executives with a value equal to this economic loss. The new options have a strike price equal to the share price on the day preceding

[1]

The Series A Options have a duration of 10 years from granting and vest on 1 January 2014. The Series B Options have a duration of 15 years from granting and vest on 1 January 2019. The exercise of the stock options is subject, among other things, to the company meeting a performance test. This performance test will be met if the net debt/EBITDA, as defined (adjusted for exceptional items) ratio falls below 2.5 before 31 December 2013. Specific forfeiture rules apply in the case of termination of employment. The exercise price of the options is EUR 10.32 or EUR 10.50, which corresponds to the fair market value of the shares at the time of the option grant, as adjusted for the rights offering that took place in December 2008.

[2]

The options have a duration of 10 years from granting and vest on 1 January 2014. The exercise of the stock options is subject, among other things, to the company meeting a performance test. This performance test will be met if the net debt/EBITDA, as defined (adjusted for exceptional items) ratio falls below 2.5 before 31 December 2013. Specific forfeiture rules apply in the case of termination of employment. The exercise price of the options is EUR 21.94 or EUR 23.28, which corresponds to the fair market value of the shares at the time of the option grant.

the grant date of the options. All other terms and conditions, in particular with respect to vesting, exercise limitations and forfeiture rules of the new options are identical to the outstanding options for which the dividend protection feature is cancelled. As a consequence, the grant of these new options does not result in the grant of any additional economic benefit to the executives concerned.

In 2010, approximately 0.25 million new options were granted under the program to our senior management. The options were granted on 30 November 2010 and have a strike price of 42.41 euro, i.e., the closing share price on 29 November 2010. All other terms and conditions of the options are identical to the outstanding options for which the dividend protection was cancelled.

Fair Value of Our Warrants and Options

The fair value of the warrants and options under all of the plans and other grants detailed above is estimated at the relevant grant date, using a binomial Hull model, modified to reflect the IFRS 2 Share-based Payment requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option.

We expense the fair value of the warrants and options over the vesting period. When granted, the LTI warrants granted in 2010 in respect of 2009 had a fair value of approximately USD 2.3 million and the Share-Based Compensation Plan matching options granted in 2010 in relation to the bonus for the second half of 2009 had a fair value of approximately USD 13.2 million.

The weighted average fair value of all of the warrants and options under all of the plans and other grants detailed above and the assumptions used in applying the option pricing model for the grants made in 2010, 2009 and 2008 were as follows:

	Year ended 31 December
	2010	2009	2008(3)
	(Amounts in U.S. dollars)(1)
Weighted average fair value of warrants and options granted	14.59	13.99	38.17
Share price(2)	51.71	29.03	90.58
Average exercise price	51.61	21.62	86.62
Expected volatility	26.00%	32.00%	24.00%
Expected dividends	2.35%	0.85%	0.16%
Risk-free interest rate	3.29%	3.49%	4.47%

Notes:

(1)	Amounts converted into USD at the closing rate of the period.

(2)	The 2010 share price based on the weighted average price of our shares on Euronext Brussels in the acceptance period for the various warrant and option grants. In 2010 the periods ran from 5 March 2010 to 3 June 2010. In 2009 share price was based on the average price of our shares on Euronext Brussels in the period between 6 March 2009 and 28 July 2009. The 2008 share price was based on the average price of our shares on Euronext Brussels in the period between 3 March 2008 and 30 April 2008.

(3)	Not adjusted for the NYSE Euronext “ratio method” as applied after the rights issue of 17 December 2008 (adjustment factor 0.6252).

Since the acceptance period of the warrants and options is two months, the fair value was determined as the average of the fair values calculated on a weekly basis during the two-month offer period.

Expected volatility is based on historical volatility calculated using 1,506 days of historical data. In the determination of the expected volatility, we excluded the volatility measured during the period 15 July 2008 until 30 April 2009, in view of the extreme market conditions experienced during that period. The binomial Hull model assumes that all employees would immediately exercise their warrants and options if our share price is 2.5 times above the exercise price. As a result, no single expected option life applies.

The aggregate total number of our options and warrants outstanding under all the plans and other grants described above has developed as follows:

	Year ended 31 December
Million Options and Warrants	2010	2009	2008(2)
Options and warrants outstanding at start of period	50.8	8.8	6.3
Options and warrants issued during the period(1)	9.8	50.3	1.1
Options and warrants exercised during the period	(1.8)	(6.6)	(1.2)
Options and warrants forfeited during the period	(2.7)	(1.7)	(0.4)
Additional options and warrants granted during the period as a result of the December 2008 rights issue	—	—	3.0

Options and warrants outstanding at end of period	56.1	50.8	8.8

Notes:

(1)	Comprises 0.2 million warrants granted to directors under the LTI plan (see “—LTI Warrant Plan”), 0.7 million matching options granted to members of the executive board of management and senior employees under the Share-Based Compensation Plan (see “—Share-Based Compensation Plan”), 0.3 million options granted under the dividend waiver program (see “—Share-Based Compensation Plan” and “—Programs for encouraging global mobility of executives moving to the US”), 8.6 million LTI stock options granted to members of the executive board of management and senior employees under the LTI Stock Option Plan (see “—LTI Stock Option Plan”).

(2)	Not adjusted for the NYSE Euronext “ratio method” as applied after the rights issue of 17 December 2008 (adjustment factor 0.6252).

The weighted average exercise price of our outstanding options and warrants is as follows:

	Year ended 31 December
	2010	2009	2008
	(Amounts in U.S. dollars)(1)
Warrants and options outstanding at start of period	27.37	34.42	46.50
Granted during the period	51.86	24.78	76.92	(2)
Granted during the period (adjustment factor)	—	—	32.87
Forfeited during the period	27.76	27.48	56.63
Exercised during the period	25.81	18.94	32.76
Outstanding at the end of the period	29.88	27.37	34.42
Exercisable at the end of the period	30.71	31.16	23.66

Note:

(1)	Amounts converted into USD at the closing rate of the period.

(2)	Pre-December 2008 rights issue.

AmBev Share-Based Compensation Plan

Under an equivalent five-year cliff vesting plan (that is, options become fully exercisable after five years and do not vest progressively over time), AmBev issued 3.2 million options during 2010 for which the fair value amounted to approximately USD 38 million, 1.6 million options during 2009 for which the fair value amounted to approximately USD 114 million and 0.8 million options during the second quarter of 2008 for which the fair value amounted to approximately USD 35 million. Under the Share-Based Compensation Plan as modified as of 2010, AmBev issued 0.2 million restricted stock units with an estimated fair value of USD 4 million.

As from 2010, senior employees are eligible for an annual long-term incentive to be paid out in AmBev LTI stock options (or, in future, similar share-based instruments), depending on management’s assessment of the senior employee’s performance and future potential. In 2010, AmBev issued 3.4 million LTI stock options with an estimated fair value of USD 37 million.

The weighted fair value of the options and assumptions used in applying a binomial option pricing model for the grants made by AmBev in 2010, 2009 and 2008 are as follows:

	Year ended 31 December
	2010	2009(2)	2008(2)
	(Amounts in U.S. dollars)(1)
Fair value of options granted	11.24	10.40	8.90
Share price	24.09	15.39	14.30
Exercise price	24.57	14.94	14.30
Expected volatility	28.00%	45.00%	33.00%
Expected dividends	2.57%	0.00%	0.00%
Risk-free interest rate	12.24%	12.64%	12.50%

Note:

(1)	Amounts converted into USD at the closing rate of the period.

(2)	Following the decision of the General Meeting of Shareholders on 17 December 2010, each common and preferred share issued by AmBev was split into five shares, without any modification to the amount of the capital stock of AmBev. As a consequence of the split of the AmBev shares by a factor of five, the exercise price and the number of options were adjusted with the intention of preserving the rights of the existing option holders. The 2009 and 2008 amounts have been adjusted for the share split.

Compensation of Directors and Executives

Unless otherwise specified, all compensation amounts in this section are gross of tax.

Board of Directors

Our directors receive fixed compensation in the form of annual fees and supplemental fees for physical attendance at Board committee meetings or supplemental Board meetings, and variable compensation in the form of LTI warrants. Our Remuneration Committee recommends the level of remuneration for directors, including the Chairman of the Board. These recommendations are subject to approval by our Board and, subsequently, by our shareholders at the annual general meeting. The Remuneration Committee benchmarks directors’ compensation against peer companies to ensure that it is competitive. In addition, the Board sets and revises, from time to time, the rules and level of compensation for directors carrying out a special mandate or sitting on one or more of the Board committees and the rules for reimbursement of directors’ business-related out-of-pocket expenses. See “—C. Board Practices—Information about Our Committees—The Remuneration Committee.”

Board compensation in 2010

In 2010, the base annual fee for our directors was EUR 67,000 (USD 92,900) based on attendance at 10 Board meetings. The base supplement for each additional physical Board meeting or for each Committee meeting attended was EUR 1,500 (USD 2,080). Since 1999, we have also regularly issued warrants under the LTI warrant plan for the benefit of our Board members. See “—Share-Based Payment Plans—LTI Warrant Plan” for a description of the LTI warrant plan. In 2010, the base grant amounted to 15,000 LTI warrants.

The fees and warrants received by the Chairman of our Board in 2010 were double the respective base amounts. The Chairman of the Audit Committee was granted fees and warrants in 2010 which were 30% higher than the respective base amounts. All other directors received the base amount of fees and warrants. We do not provide pensions, medical benefits, benefits upon termination or end of service or other benefit programs to directors.”

The table below provides an overview of the fixed and variable compensation that our directors received in 2010.

Name	Number of Board meetings attended	Annual fee for Board meetings	Fees for Committee meetings	Total fee(1)	Number of warrants granted under LTI 18(2)
		(EUR)	(EUR)	(EUR)
August Busch IV	1	67,000	0	67,000	15,000
Jean-Luc Dehaene	9	67,000	12,000	79,000	15,000
Stéfan Descheemaeker	8	67,000	7,500	74,500	15,000
Peter Harf(1)	9	134,000	24,000	158,000	30,000
Jorge Paulo Lemann	9	67,000	7,500	74,500	15,000
Arnoud de Pret Roose de Calesberg	9	67,000	24,000	91,000	15,000
Carlos Alberto Sicupira	8	67,000	10,500	77,500	15,000
Grégoire de Spoelberch(1)	9	67,000	10,500	77,500	15,000
Kees J. Storm	8	87,100	27,000	114,100	20,000
Marcel Herrmann Telles(1)	9	67,000	21,000	88,000	15,000
Roberto Moses Thompson Motta	9	67,000	7,500	74,500	15,000
Alexandre Van Damme	9	67,000	10,500	77,500	15,000
Mark Winkelman	8	67,000	7,500	74,500	15,000

All directors as group	—	958,100	169,500	1,127,600	215,000

Notes:

(1)	In addition to fees received for committee meetings, Mr. Spoelberch, Mr. Harf and Mr. Telles each received EUR 7,500 in connection with services performed with respect to the integration of Anheuser-Busch and InBev.

(2)	Warrants were granted under the LTI warrant plan in April 2010. See “—Share-Based Payment Plans—LTI Warrant Plan.” The warrants have an exercise price of 37.51 euro per share, have a term of five years and vest over a three-year period.

Warrants and options held by directors

The table below sets forth, for each of our current directors, the number of LTI warrants they owned as of 31 December 2010:

	LTI 18(2)	LTI 17	Rights-Offering Compensation(1)	LTI 16	LTI 15	LTI 14	LTI 13	LTI 12	LTI 10	LTI 9	LTI 8	Total options
Grant date	27 April 2010	28 April 2009	28 April 2009	29 April 2008	24 April 2007	25 April 2006	26 April 2005	27 April 2004	10 Dec. 2002	13 June 2002	11 Dec. 2001
Expiry date	26 April 2015	27 April 2014	27 April 2014	28 April 2013	23 April 2012	24 April 2016	25 April 2015	26 April 2014	9 Dec. 2012	12 June 2012	10 Dec. 2011
August Busch IV	15,000	15,000	0	0	0	0	0	0	0	0	0	30,000
Jean-Luc Dehaene	15,000	15,000	70,928	9,000	9,000	8,269	9,364	11,016	11,016	0	8,100	166,693
Peter Harf	30,000	30,000	32,274	18,000	18,000	8,269	9,364	0	0	0	0	145,907
Marcel Herrmann Telles	15,000	15,000	28,343	9,000	9,000	8,269	9,364	0	0	0	0	93,976
Jorge Paulo Lemann	15,000	15,000	28,343	9,000	9,000	8,269	9,364	0	0	0	0	93,976
Arnoud de Pret Roose de Calesberg	15,000	15,000	55,365	9,000	9,000	8,269	9,364	11,016	0	8,100	0	140,114
Grégoire de Spoelberch	15,000	15,000	5,395	9,000	0	0	0	0	0	0	0	44,395
Kees J. Storm	20,000	20,000	60,660	11,700	11,700	8,269	9,364	11,016	11,016	0	0	163,725
Roberto Moses Thompson Motta	15,000	15,000	28,343	9,000	9,000	8,269	9,364	0	0	0	0	93,976
Alexandre Van Damme	15,000	15,000	55,365	9,000	9,000	8,269	9,364	11,016	0	8,100	0	140,114
Carlos Alberto Sicupira	15,000	15,000	28,343	9,000	9,000	8,269	9,364	0	0	0	0	93,976
Mark Winkelman	15,000	15,000	28,343	9,000	9,000	8,269	9,364	0	0	0	0	93,976
Strike price (EUR)	37.51	21.72	21.72	58.31	55.41	38.70	27.08	23.02	21.83	32.70	28.87

Note:

(1)	These warrants are part of the 984,203 warrants that were granted on 28 April 2009 to compensate for warrants that were not adjusted to take account of the effects of our December 2008 rights offering. See “—Share-based Payment Plans—LTI Warrant Plan” for more details.

(2)

Warrants were granted under the LTI warrant plan in April 2010. See “—Share-Based Payment Plans—LTI Warrant Plan.” The warrants have an exercise price of 37.51 euro per share, have a term of five years and vest over a three-year period.

Stéfan Descheemaeker left our executive board of management and was appointed a non-executive director on 29 April 2008. In his former role as a member of our executive board of management, Mr. Descheemaeker received both LTI warrants and matching options under the Share-Based Compensation Plan. As he was not a director when he received the warrants and options in the table below, the amount and strike price of his LTI warrants and options received under the Share-Based Compensation Plan were adjusted as described in “—Share-Based Payment Plans.” The table below sets forth, for Mr. Descheemaeker, the number of LTI warrants and matching options he owned as of 31 December 2010:

Plan	Issue date	Expiry date	Number outstanding	Exercise price (in EUR)
LTI 8(1)	11 December 2001	10 December 2011	55,982	18.05
LTI 9(1)	13 June 2002	12 June 2012	27,991	20.44
LTI 13(1)	26 April 2005	25 April 2015	80,577	16.93
Matching Options 2006(2)	27 April 2006	26 April 2016	54,909	24.78
LTI 17(1)	28 April 2009	27 April 2014	15,000	21.72
LTI 18(1)	27 April 2010	26 April 2015	15,000	37.51

Total			249,459

Notes:

(1)	Warrants granted under the LTI. See “—Share-Based Payment Plans—LTI Warrant Plan.”

(2)	Matching options granted under the Share-Based Compensation Plan. See “—Share-Based Payment Plans—Share-Based Compensation Plan.”

Board share ownership

The table below sets forth the number of our shares owned by our directors as at 1 March 2011:

Name	Number of our shares held(1)	% of our outstanding shares
August A. Busch IV	31,000	<1%
Jean-Luc Dehaene	261	<1%
Stéfan Descheemaeker	475,734	<1%
Peter Harf	527,880	<1%
Marcel Herrmann Telles	0	0%
Jorge Paulo Lemann	0	0%
Arnoud de Pret Roose de Calesberg	31,200	<1%
Grégoire de Spoelberch	500,000	<1%
Kees J. Storm	0	0%
Roberto Moses Thompson Motta	0	0%
Alexandre Van Damme	66	<1%
Carlos Alberto Sicupira	0	0%
Mark Winkelman	50,000	0%

Note:

(1)	Under the rules of the SEC, certain of our directors may also be deemed to own beneficially shares held by certain of our major shareholders: the Stichting, Eugénie Patri Sébastien S.A. and BRC S.à.R.L. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

Executive Board of Management3

The main elements of our executive remuneration are (i) base salary, (ii) variable compensation, (iii) stock-options, (iv) post-employment benefits and (v) other compensation.

Our executive compensation and reward programs are overseen by our Remuneration Committee. It submits recommendations on the compensation of our Chief Executive Officer to the Board for approval. Upon the recommendation of our Chief Executive Officer, the Remuneration Committee also submits recommendations on the compensation of the other members of our executive board of management to our Board for approval. Such submissions to our Board include recommendations on the annual targets and corresponding variable compensation scheme. The Nomination Committee approves our targets and individual annual targets and the Remuneration Committee approves the target achievement and corresponding annual and long-term incentives of members of our executive board of management. See “C. Board Practices—Information about Our Committees—The Remuneration Committee.” The remuneration policy and any schemes that grant shares or rights to acquire shares are submitted to our annual shareholders meeting for approval.

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

In 2010, based on his employment contract, our Chief Executive Officer earned a fixed salary of EUR 1.24 million (USD 1.64 million). The other members of our executive board of management earned an aggregate base salary of EUR 6.34 million (USD 8.38 million).

[3]

Figures in this section may differ from the figures in the notes to our consolidated financial statements for the following reasons: (i) figures in this section are figures gross of tax, while figures in the notes to our consolidated financial statements are reported as “cost for the Company”; (ii) the split “short-term employee benefits” vs. “share-based compensation” in the notes to our consolidated financial statements does not correspond to the split “base salary” vs. “variable compensation” in this section. Short-term employee benefits in the notes to our consolidated financial statements include the base salary and 50% of the variable compensation. Share-based compensation includes 50% of the variable compensation (portion paid in shares) and certain non-cash elements, such as the fair value of the options granted, which is based on financial pricing models; and (iii) the scope for the reporting is different as the figures in the notes to our consolidated financial statements also contain the remuneration of executives who left during the year, while figures in this section only contain the remuneration of executives who were in service at the end of the reporting year.

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

Variable compensation is generally paid annually in arrears after publication of our full-year results. In 2009, in order to align the organization against the delivery of specific targets following the Anheuser-Busch acquisition, the Board decided to apply semi-annual targets which resulted in a semi-annual payment of 50% of the annual incentive, respectively in August 2009 and in March 2010. For 2010, variable compensation has again been paid annually in arrears after publication of our full-year results in March 2011.

Variable compensation for performance in the second half-year 2009 – Paid in March 2010

For the second half-year of 2009, our Chief Executive Officer earned EUR 3.13 million (USD 4.35 million) in variable compensation. The other members of our executive board of management earned aggregate variable compensation of EUR 9.11 million (USD 12.63 million).

The amount of variable compensation is based on the company’s performance in the second half-year of 2009 and the performance of the executives compared to their individual targets. The variable compensation was paid in March 2010 according to the new payment mechanics. See “—Share-Based Payment Plans—Share-Based Compensation Plan.”

The following table sets forth information regarding the number of our shares voluntarily acquired and matching shares granted in March 2010 (variable compensation awarded for performance in the second half-year of 2009) to our Chief Executive Officer and the other members of our executive board of management under the Share-Based Compensation Plan. See “—Share-Based Payment Plans—Share-Based Compensation Plan.” The matching shares were granted in the form of restricted stock units and vest after five years, on 5 March 2015:

Name	Our Shares acquired	Matching Shares granted
Carlos Brito – CEO	61,766	179,858
Chris Burggraeve	7,372	43,511
Sabine Chalmers	10,043	39,249
Felipe Dutra	21,660	63,071
Claudio Braz Ferro	16,238	47,284
Tony Milikin	9,256	28,824
Claudio Garcia	6,985	33,185
Miguel Patricio	—	—
Jo Van Biesbroeck	—	—
Francisco Sá	11,195	32,601
João Castro Neves (1)	—	—
Luiz Fernando Edmond	22,008	64,088
Bernardo Pinto Paiva (1)	—	—

Notes:

(1)	Joao Castro Neves, Zone President Latin America North and Bernardo Pinto Paiva, Zone President Latin America South, report to the Board of Directors of AmBev and participate in the incentive plans of Companhia de Bebidas das Americas – AmBev that are disclosed separately by AmBev.

Variable compensation for performance in 2010 – Paid in March 2011

For the full year 2010, the Chief Executive Officer earned variable compensation of EUR 3.16 million (USD 4.18 million). The other members of the executive board of management earned aggregate variable compensation of EUR 9.59 million (USD 12.67 million).

The amount of variable compensation is based on the company’s performance during the year 2010 and the executives’ individual target achievement. The variable compensation was paid in March 2011.

Long-Term Incentive Stock Options

The following table sets forth information regarding the number of stock options granted in 2010 under the 2009 Long-Term Incentive Stock-Option Plan to our Chief Executive Officer and the other members of our executive board of management. See “—Share-Based Payment Plans—LTI Stock-Option Plan” above.

The options were granted on 30 November 2010, have an exercise price of EUR 42.41 and become exercisable after five years, on 30 November 2015:

Name	Long-Term Incentive options granted
Carlos Brito – CEO	273,365
Chris Burggraeve	63,573
Sabine Chalmers	47,680
Felipe Dutra	76,288
Claudio Braz Ferro	63,573
Tony Milikin	18,316
Claudio Garcia	47,680
Miguel Patricio	73,109
Jo Van Biesbroeck	63,573
Francisco Sá	63,573
João Castro Neves (1)	0
Luiz Fernando Edmond	131,597
Bernardo Pinto Paiva (1)	0

Notes:

(1)	Joao Castro Neves, Zone President Latin America North and Bernardo Pinto Paiva, Zone President Latin America South, report to the Board of Directors of AmBev and participate in the incentive plans of Companhia de Bebidas das Americas – AmBev that are disclosed separately by AmBev.

Incentive programs for encouraging global mobility of executives moving to the United States

In 2010, none of the members of our executive board of management participated in the programs for encouraging global mobility of executives moving to the United States.

Post-Employment Benefits

We sponsor various post-employment benefit plans worldwide. These include pension plans, both defined contribution plans and defined benefit plans, and other post-employment benefits. See note 25 to our audited consolidated financial statements as of 31 December 2010 and 2009, and for the three years ended 31 December 2010 for further details on our employee benefits.

Defined contribution plans. For defined contribution plans, we pay contributions to publicly or privately administered pension funds or insurance contracts. Once the contributions have been paid, we have no further payment obligation. The regular contribution expenses constitute an expense for the year in which they are due. For 2010, our defined contribution expenses amounted to USD 44 million compared to USD 43 million for 2009.

Defined benefit plans. We contribute to 66 defined benefit plans, of which 49 are retirement plans and 17 are medical cost plans. Most plans provide benefits related to pay and years of service. In 2010, the deficit under our post-employment and long-term employee benefit plans increased to USD 2,733 million. In 2011, we expect to contribute approximately USD 310 million to our funded defined benefit plans and USD 97 million to our unfunded defined benefit plans and post-retirement medical plans.

Our executives participate in our pension schemes in either Belgium or their home country. These schemes are in line with predominant market practices in the respective geographic environments.

Our Chief Executive Officer participates in a defined contribution plan. Our annual contribution to his plan amounts to approximately USD 0.28 million. The total amount we had set aside to provide pension, retirement or similar benefits for members of our executive board of management in the aggregate as of 31 December 2010 was USD 2 million, as compared to USD 2 million as of 31 December 2009. See note 33 to our audited consolidated financial statements as of 31 December 2010 and 2009, and for the three years ended 31 December 2010.

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

The employment agreement typically provides that the executive’s eligibility for payment of variable compensation is determined exclusively on the basis of the achievement of corporate and individual targets to be set by us. The specific conditions and modalities of the variable compensation are fixed by us in a separate plan which is approved by the Remuneration Committee.

Termination arrangements are in line with legal requirements and/or jurisprudential practice. The termination arrangements for the members of the executive board of management typically provide for a termination indemnity of 12 months of remuneration including variable compensation in case of termination without cause. The variable compensation for purposes of the termination indemnity shall be calculated as the average of the variable compensation paid to the executive for the last two years of employment prior to the year of termination. In addition, if we decide to impose upon the executive a non-compete restriction of twelve months, the executive shall be entitled to receive an additional remuneration of six months.

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

Warrants and Options owned by Executives

The table below sets forth the number of LTI warrants and matching options owned by the members of our executive board of management in aggregate as of 31 December 2010 under the LTI Warrant Plans, LTI Stock-

Option Plan, the Share-Based Compensation Plans and the 2008 Exceptional Grant. Since 2006, LTI warrants were no longer granted to our executive board of management. See “—Share-Based Payment Plans” above.

Program	Warrants and Options held in aggregate by our executive board of management	Strike price (EUR)	Grant date	Expiry date
LTI Warrant Plan 5(1)	0	18.90	13 March 2001	12 March 2011
LTI Warrant Plan 8	55,982	18.05	11 December 2001	10 December 2011
LTI Warrant Plan 12	143,955	14.39	27 April 2004	26 April 2014
LTI Warrant Plan 13(1)	95,170	16.93	26 April 2005	25 April 2015
LTI Stock-Option Plan 2009	1,174,417	35.90	18 December 2009	17 December 2019
LTI Stock-Option Plan 2009	922,327	42.41	30 November 2010	29 November 2020
Matching options 2009	1,730,435	27.06	14 August 2009	13 August 2019
Matching options 2009	80,765	20.49	6 March 2009	5 March 2019
Matching options 2008	634,033	34.34	3 March 2008	2 March 2018
Matching options 2008 – Dividend Waiver 09(2)	317,635	33.24	1 December 2009	2 March 2018
November 2008 Exceptional Grant Options Series A	1,915,865	10.32	25 November 2008	24 November 2018
November 2008 Exceptional Grant Options Series A	903,710	10.50	25 November 2008	24 November 2018
November 2008 Exceptional Grant Options Series A – Dividend Waiver 09(2)	355,280	33.24	1 December 2009	24 November 2018
November 2008 Exceptional Grant Options Series B	903,710	10.50	25 November 2008	24 November 2023
November 2008 Exceptional Grant Options Series B	5,096,925	10.32	25 November 2008	24 November 2023
November 2008 Exceptional Grant Options Series B – Dividend Waiver 09(2)	2,589,811	33.24	1 December 2009	24 November 2023
Matching options 2007	513,598	33.59	2 April 2007	1 April 2017
Matching options 2007 – Dividend Waiver 09(2)	317,713	33.24	1 December 2009	1 April 2017
Matching options 2006	305,927	24.78	27 April 2006	26 April 2016
Matching options 2006 – Dividend Waiver 09(2)	177,792	33.24	1 December 2009	23 April 2016

Notes:

(1)	In May 2010, Jo Van Biesbroeck exercised 32,470 warrants of the LTI 5 series. In May 2010, Sabine Chalmers exercised 95,170 warrants of the LTI 13 Series.

(2)	Options granted under the dividend waiver program. See “—Share-Based Payment Plans.”

Executive Share Ownership

The table below sets forth the number of our shares owned by the members of the executive board of management as at 1 March 2011:

Name	Number of our shares held	% of our outstanding shares
Carlos Brito	(*)	(*)
Sabine Chalmers	(*)	(*)
Jo Van Biesbroeck	(*)	(*)
Felipe Dutra	(*)	(*)
Claudio Garcia	(*)	(*)
Claudio Ferro	(*)	(*)
Chris Burggraeve	(*)	(*)
Tony Milikin	(*)	(*)
Miguel Patricio	(*)	(*)
Francisco Sá	(*)	(*)

Name	Number of our shares held	% of our outstanding shares
João Castro Neves	(*)	(*)
Luiz Fernando Edmond	(*)	(*)
Bernardo Pinto Paiva	(*)	(*)

Note:

(*)	Each member of our executive board of management owns less than 1% of our outstanding shares as of 1 March 2011.

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

Enhanced Severance

The retention plan also provided that the same group of approximately 360 employees (including Anheuser-Busch’s executive officers at the time of the Anheuser-Busch merger, other than Mr. Busch IV) are eligible for enhanced severance benefits payable upon an involuntary or constructive termination of employment within two years following the closing of the merger. These severance benefits range from 15 months of base salary to two times the sum of base salary and target bonus and include continuation of medical, insurance and welfare benefits ranging from 15 to 24 months (in each case, depending on the particular employee category). The retention plan provided that approximately 60 of these employees (including Anheuser-Busch’s executive officers at the time of the merger, other than Mr. Busch IV) are, if necessary, eligible for a modified gross-up payment on amounts that are subject to the excise tax imposed by Section 4999 of the United States Internal Revenue Code but only if the total value of all “parachute payments” to the individual exceeds 110% of the individual’s “safe harbor” amount. The enhanced severance program also contained customary restrictive obligations, including an agreement not to compete with Anheuser-Busch for a period ranging from 12 to 24 months. Constructive termination includes a material reduction of compensation, a material reduction in duties and responsibilities from those in effect immediately prior to closing of the merger and relocation of more than 50 miles. The enhanced severance program has expired.

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

August A. Busch IV Consulting Agreement

In connection with the Anheuser-Busch acquisition, we entered into a consulting agreement with Mr. Busch IV which became effective as of the closing of the Anheuser-Busch merger and will continue until 31 December 2013. In his role as consultant, Mr. Busch IV will, at the request of our Chief Executive Officer, provide advice to us on Anheuser-Busch new products and new business opportunities; review Anheuser-Busch marketing programs; meet with retailers, wholesalers and key advertisers of Anheuser-Busch; attend North American media events; provide advice with respect to Anheuser-Busch’s relationship with charitable organizations and the communities in which it operates; and provide advice on the taste, profile, and characteristics of the Anheuser-Busch malt-beverage products. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Consulting Agreement.”

Information about Our Committees

General

As of 1 January 2011, our Board is assisted by four main committees: the Audit Committee, the Finance Committee, the Remuneration Committee and the Nomination Committee.

The existence of the Committees does not affect the responsibility of our Board. Board committees meet to prepare matters for consideration by our Board. By exception to this principle, (i) the Remuneration Committee may make decisions on individual compensation packages, other than with respect to our Chief Executive Officer and our executive board of management (which are submitted to our Board for approval), and on performance against targets and (ii) the Finance Committee may make decisions on matters specifically delegated to it under our Corporate Governance Charter, in each case without having to refer to an additional Board decision. Each of our Committees operates under typical rules for such committees under Belgian law, including the requirement that a majority of the members must be present for a valid quorum and decisions are taken by a majority of members present.

The Audit Committee

The Audit Committee’s Chairman and the Committee members are appointed by the Board from among the independent directors. The Chairman of the Audit Committee is not the Chairman of the Board. The Chief Executive Officer, Chief Legal Officer and Chief Financial Officer are invited to the meetings of the Audit Committee.

The current members of the Audit Committee are Jean-Luc Dehaene, Peter Harf and Kees J. Storm (Chairman). As of 27 April 2011, Jean-Luc Dehaene will retire from the Board and the Audit Committee. The shareholders meeting of 26 April 2011 will be asked to elect Olivier Goudet as an independent director. Subject to his election at the shareholders meeting, Mr. Goudet will also join the Audit Committee. Each member of our Audit Committee is an independent director according to our Corporate Governance Charter (see “—Directors and Senior Management—Board of Directors—Role and Responsibilities, Composition, Structure and Organization”) and under Rule 10A-3 under the Exchange Act. There is no minimum size for the Audit Committee.

Our Board of Directors has determined that Kees J. Storm is an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act.

The Audit Committee assists our Board in its responsibility for oversight of (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) the statutory auditors’ qualification and independence, and (iv) the performance of the statutory auditors and our internal audit function. The Audit Committee is entitled to review information on any point it wishes to verify, and is authorized to acquire such information from any of our employees. It also establishes procedures for confidential complaints regarding questionable accounting or auditing matters. It is also authorized to obtain independent advice, including legal advice, if this is necessary for an inquiry into any matter under its responsibility. It is entitled to call on the resources that will be needed for this task. It is entitled to receive reports directly from the statutory auditor, including reports with recommendations on how to improve our control processes.

The Audit Committee holds as many meetings as necessary with a minimum of four a year. The Committee holds the majority of its physical meetings each year in Belgium.

The Finance Committee

The Finance Committee consists of at least three but no more than six members appointed by the Board. The Board appoints a Chairman and, if deemed appropriate, a Vice-Chairman from among the Finance Committee members. The Chief Executive Officer and the Chief Financial Officer are invited ex officio to the Finance Committee meetings unless specifically decided otherwise. Other employees are invited on an ad hoc basis as deemed useful.

The current members of the Finance Committee are Stéfan Descheemaeker, Arnoud de Pret Roose de Calesberg (Chairman), Jorge Paulo Lemann, Roberto Moses Thompson Motta and Mark Winkelman. As of 27 April 2011, Arnoud de Pret will retire from the Board and the Finance Committee. Alexandre Van Damme will join the Finance Committee and succeed Mr. de Pret as Chairman of the Finance Committee.

The Finance Committee meets at least four times a year and as often as deemed necessary by its Chairman or at least two of its members. The Finance Committee holds the majority of its physical meetings each year in Belgium.

The Finance Committee assists the Board in fulfilling its oversight responsibilities in the areas of corporate finance, risk management, treasury controls, mergers and acquisitions, tax and legal, pension plans, financial communication and stock market policies and all other related areas as deemed appropriate.

The Remuneration Committee

The Remuneration Committee consists of three members appointed by the Board, all of whom will be non-executive directors. The Chairman of the Committee will be a representative of the controlling shareholders and the other two members will meet the requirements of independence as established in our Corporate Governance Charter and by the Belgian Company Law. The Chairman of our Remuneration Committee would not be considered independent under NYSE rules, and therefore our Remuneration Committee would not be in compliance with the NYSE Corporate Governance Standards for domestic issuers in respect of independence of compensation committees. The Chief Executive Officer and the Chief People and Technology Officer are invited to the meetings of the Committee.

The current members of the Remuneration Committee are Marcel Herrmann Telles (Chairman), Peter Harf and Mark Winkelman.

The Committee meets at least four times a year, and more often if required, and can be convoked by its Chairman or at the request of at least two of its members. The Committee holds the majority of its physical meetings in Belgium.

The Remuneration Committee’s principal role is to guide the Board with respect to all its decisions relating to the remuneration policies for the Board, the Chief Executive Officer and the executive board of management and on their individual remuneration packages. The Committee ensures that the Chief Executive Officer and members of the executive board of management are incentivized to achieve, and are compensated for, exceptional performance. The Committee also ensures the maintenance and continuous improvement of the company’s compensation policy which will be based on meritocracy with a view to aligning the interests of its employees with the interests of all shareholders.

The Nomination Committee

The Nomination Committee consists of five members appointed by the Board. The five members include the Chairman of the Board and the Chairman of the Remuneration Committee. Four of the five Committee members are representatives of the controlling shareholders. These four members of our Nomination Committee would not be considered independent under NYSE rules, and therefore our Nomination Committee would not be in compliance with the NYSE Corporate Governance Standards for domestic issuers in respect of independence of nominating committees. The Chief Executive Officer and the Chief People and Technology Officer are invited to attend the meetings of the Nomination Committee.

The current members of the Nomination Committee are Carlos Alberto Sicupira, Grégoire de Spoelberch, Peter Harf, Marcel Herrmann Telles (Chairman) and Alexandre Van Damme. There is no minimum size for the Nomination Committee.

The Nomination Committee’s principal role is to guide the Board succession process. The Committee identifies persons qualified to become Board members and recommends director candidates for nomination by the Board and election at the shareholders’ meeting. The Committee will also guide the Board with respect to all its decisions relating to the appointment and retention of key talent within the company.

The Committee meets at least two times a year, and more, if required. The Committee holds the majority of its physical meetings in Belgium.

D. EMPLOYEES

As at 31 December 2010, we employed approximately 114,000 people.

Overview of Employees per Zone

The table below sets out the number of full-time employees at the end of each relevant period in our business zones.

	As of 31 December
	2010	2009	2008
North America	18,264	19,597	21,871
Latin America North	32,098	28,460	28,517
Latin America South	8,040	7,780	7,554
Western Europe	7,989	7,551	8,965
Central & Eastern Europe	10,249	10,588	16,054
Asia Pacific	35,475	40,859	41,588
Global Export & Holding Companies	2,198	1,654	12,050

Total	114,313	116,489	136,599

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

Labor Unions

Many of our hourly employees across our business zones are represented by unions. Generally, relationships between us and the unions that represent our employees are good. See “D. Risk Factors—Risks Relating to Our Business—We are exposed to labor strikes and disputes that could lead to a negative impact on our costs and production level.”

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

In Canada, nearly two-thirds of the total workforce within brewery operations, logistics, office administration and sales is unionized with collective bargaining agreements ranging in duration from three to seven years. For the year ended 31 December 2010, six agreements covering employees in Quebec were successfully negotiated with seven-year terms.

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

E. SHARE OWNERSHIP

For a discussion of the share ownership of our directors and executives, as well as arrangements involving our employees in our capital, see “Item 6. Directors, Senior Management and Employees—B. Compensation.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

Shareholding Structure

The following table shows our shareholding structure based on the notifications made to the Belgian Banking, Finance and Insurance Commission (the “CBFA”) and to us on the date specified below by the shareholders specified below in accordance with Article 6 of the Belgian Law of 2 May 2007 on the disclosure of significant shareholdings in listed companies.

The first seven entities mentioned in the table act in concert (see “—Shareholders’ Arrangements”) and hold 842,558,783 of our shares, representing 52.49% of the voting rights attached to our shares outstanding as of 21 December 2010, the date of the most recent notification.

All of our shares have the same voting rights.

Major shareholders	Number of our shares held	% of the voting rights attached to our outstanding shares held	Date of notification of interest
Stichting Anheuser-Busch InBev, a stichting incorporated under Dutch law(1)(2)	663,074,830	41.31%	21 December 2010
Eugénie Patri Sébastien S.A., a company incorporated under Luxembourg law affiliated to the Stichting that it jointly controls with BRC S.à.R.L. (2)(3)	133,467,609	8.31%	21 December 2010
Rayvax Société d’Investissement NV/SA, a company incorporated under Belgian law	10	<0.01%	21 December 2010
Fonds Voorzitter Verhelst SPRL, a company with a social purpose incorporated under Belgian law	6,997,665	0.44%	21 December 2010
Fonds InBev-Baillet Latour SPRL, a company with a social purpose incorporated under Belgian law	5,485,415	0.34%	21 December 2010
BRC S.à.R.L., a company incorporated under Luxembourg law, affiliated to the Stichting that it jointly controls with Eugénie Patri Sébastien S.A. (2)(4)	33,048,460	2.06%	21 December 2010
Sébastien Holding NV/SA, a company incorporated under Belgian law, affiliated to Rayvax Société d’Investissement NV/SA, its parent company	484,794	0.03%	21 December 2010
Anheuser-Busch InBev SA/NV	12,006,309	0.75%	21 December 2010
Brandbrew S.A., a company incorporated under Luxembourg law and a subsidiary of Anheuser-Busch InBev	498,267	0.03%	21 December 2010
Capital Research and Management Company	47,828,428	2.98%	3 February 2011
Janus Capital Management LLC	46,872,867	2.92%	23 March 2010
Fidelity Management & Research LLC	48,561,873	3.03%	16 September 2009

Notes:

(1)	See section “—Controlling Shareholder.” By virtue of their responsibilities as directors of the Stichting, Stéfan Descheemaeker, Arnoud de Pret Roose de Calesberg, Grégoire de Spoelberch, Alexandre Van Damme, Marcel Herrmann Telles, Jorge Paulo Lemann, Roberto Moses Thompson Motta and Carlos Alberto Sicupira may be deemed, under the rules of the SEC, to be beneficial owners of our ordinary shares held by the Stichting. However, each of these individuals disclaims such beneficial ownership in such capacity.

(2)	See section “—Shareholders’ Arrangements.”

(3)	By virtue of their responsibilities as directors of Eugénie Patri Sébastien S.A., Stéfan Descheemaeker, Arnoud de Pret Roose de Calesberg, Grégoire de Spoelberch and Alexandre Van Damme may be deemed, under the rules of the SEC, to be beneficial owners of our ordinary shares held by Eugénie Patri Sébastien S.A. However, each of these individuals disclaims such beneficial ownership in such capacity.

(4)	Marcel Herrmann Telles, Jorge Paulo Lemann and Carlos Alberto Sicupira have disclosed to us that they control BRC S.à.R.L and as a result, under the rules of the SEC, they are deemed to be beneficial owners of our ordinary shares held by BRC S.à.R.L. By virtue of his responsibility as a director of BRC S.à.R.L, Roberto Moses Thompson Motta may also be deemed, under the rules of the SEC, to be the beneficial owner of our ordinary shares held by BRC S.à.R.L. However, Roberto Moses Thompson Motta disclaims such beneficial ownership in such capacity.

In the past three years and until the notification made on 21 December 2010, the only significant change of which we have been notified in the percentage ownership of our shares by our major shareholders described above was as a result of our December 2008 rights offering. In their last disclosure to the CBFA prior to the December 2008 rights offering, on 1 September 2008, the first seven entities in the table above, who act in concert, held 391,112,307 of our shares, representing 63.49% of the voting rights attached to our shares outstanding as of such date. The Stichting similarly notified us on 1 September 2008 that it held 321,712,000 of our shares, representing 52.22% of the voting rights attached to our shares outstanding as of such date.

On 21 December 2010, the first seven entities disclosed that they held 842,558,783 of our shares, representing 52.49% of the voting rights attached to our shares outstanding as of such date. The Stichting similarly notified us on 21 December 2010 that it held 663,074,830 of our shares, representing 41.31% of the voting rights attached to our shares outstanding as of such date.

U.S. Resident Shareholders

As a number of our shares are held in dematerialized form, we are not aware of the identity of all our shareholders. As of 11 January 2011, we had 9,327,633 registered shares held by 177 U.S. resident shareholders, representing 0.58% of the voting rights attached to our shares outstanding as of such date. In addition, Fidelity Management and Research LLC, a U.S. resident holder, notified us on 16 September 2009 that it held 48,561,873 ordinary shares, representing 3.03% of the voting rights attached to our shares outstanding as of such date, Capital Research and Management Company LLC, a U.S. resident holder, notified us on 3 February 2011 that it held 47,828,428 ordinary shares, representing 2.98% of the voting rights attached to our shares outstanding as of such date, and Janus Capital Management LLC, also a U.S. resident holder, notified us on 26 March 2010 that it held 46,872,867 ordinary shares, representing 2.92% of the voting rights attached to our shares outstanding as of such date. As of 31 December 2010, we also had 53,212,016 ADRs outstanding, each representing one ordinary share.

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

As of 21 December 2010, the date of its most recent notification, the Stichting owned 663,074,830 of our shares, which represented a 41.31% voting interest in us based on the number of our shares outstanding as of 21 December 2010. The Stichting and certain other entities acting in concert with it (see “—Shareholders’ Arrangements” below) held, in the aggregate, 52.49% of our shares based on the number of our shares outstanding on 21 December 2010. The Stichting is governed by its bylaws and its conditions of administration.

Shareholders’ Arrangements

In connection with the combination of Interbrew with AmBev in 2004, BRC S.à.R.L, Eugénie Patri Sébastien S.A., Rayvax Société d’Investissement NV/SA and the Stichting entered into a shareholders’ agreement on 2 March 2004 which provides for BRC S.à.R.L and Eugénie Patri Sébastien S.A. to hold their interests in us through the Stichting (except for approximately 133 million of our shares that are held directly by Eugénie Patri Sébastien S.A. and approximately 33 million of our shares that are held directly by BRC S.à.R.L as of 21 December 2010 (see “—Shareholding Structure”)) and addresses, among other things, certain matters relating to the governance and management of the Stichting and Anheuser-Busch InBev SA/NV as well as the transfer of the Stichting certificates. As of 21 December 2010, BRC S.à.R.L held 331,537,415 class B Stichting certificates (indirectly representing 331,537,415 of our shares) and Eugénie Patri Sébastien S.A. held 331,537,415 class A

Stichting certificates (indirectly representing 331,537,415 of our shares). The shareholders’ agreement was amended and restated on 9 September 2009 and has been filed as Exhibit 3.1 to this Form 20-F.

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

Pursuant to the shareholders’ agreement, the Stichting board of directors proposes to our shareholders’ meeting for approval the nomination of eight directors to our Board of Directors, among which each of BRC S.à.R.L and Eugénie Patri Sébastien S.A. have the right to nominate four directors. In addition, the Stichting board of directors proposes the nomination of four to six directors to our Board who are independent of shareholders.

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

B. RELATED PARTY TRANSACTIONS

AB InBev Group and Consolidated Entities

We engage in various transactions with affiliated entities which form part of the consolidated AB InBev Group. These transactions include, but are not limited to: (i) the purchase and sale of raw material with affiliated entities, (ii) entering into distribution, cross-licensing, transfer pricing, indemnification, service and other agreements with affiliated entities, (iii) intercompany loans and guarantees, with affiliated entities, (iv) import agreements with affiliated entities, such as the import agreement under which Anheuser-Busch imports our European brands into the United States, and (v) royalty agreements with affiliated entities, such as our royalty agreement with one of our United Kingdom subsidiaries related to the production and sale of our Stella Artois brand in the United Kingdom. Such transactions between Anheuser-Busch InBev SA/NV and our subsidiaries are not disclosed in our consolidated financial statements as related party transactions because they are eliminated on consolidation. A list of our principal subsidiaries is shown in note 36 “AB InBev Companies” to our audited consolidated financial statements as of 31 December 2010 and 2009, and for the three years ended 31 December 2010.

Unrealized gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of our interest in the entity. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment. Transactions with associates and jointly controlled entities are discussed further below.

Where these are eliminated on consolidation, transactions between Anheuser-Busch InBev SA/NV and our subsidiaries are not disclosed in our consolidated financial statements as related party transactions. A list of our principal subsidiaries is shown in note 36 “AB InBev Companies” to our audited consolidated financial statements as of 31 December 2010 and 2009, and for the three years ended 31 December 2010.

Transactions with Directors and Executive Board of Management Members (Key Management Personnel)

Total compensation of our directors and executive board of management included in our income statement for 2010 set out below can be detailed as follows:

	Year ended 31 December 2010
	Directors	Executive Board Management
	(USD millions)
Short-term employee benefits	4	35
Post-employment benefits	—	2
Share-based payments	5	43

Total	9	80

In addition to short-term employee benefits (primarily salaries), our executive board of management members are entitled to post-employment benefits. More particularly, members of the executive board of management participate in the pension plan of their respective country. See also note 25 “Employee benefits” and note 33 “Related parties” to our audited consolidated financial statements as of 31 December 2010 and 2009, and for the three years ended 31 December 2010. In addition, key management personnel are eligible for our Share-Based Payment Plan and/or our exchange of share ownership program. See also “Item 6. Directors, Senior Management and Employees—B. Compensation” and note 26 “Share-based payments” to our audited consolidated financial statements as of 31 December 2010 and 2009, and for the three years ended 31 December 2010.

Directors’ compensation consists mainly of directors’ fees (tantièmes). Key management personnel were not engaged in any transactions with the Company and did not have any significant outstanding balances with the Company.

Loans to directors

Under the terms of our Corporate Governance Charter, we are prohibited from making loans to our directors or members of our executive board of management. A 10 million Belgian franc (USD 331,235) loan was granted by us to Stéfan Descheemaeker, bearing no interest. The loan was part of the compensation package awarded to Mr. Descheemaeker when he joined us as Vice-President Industrial Strategy and Partnerships. The repayment schedule for the loan is 10 annual payments of EUR 24,789 (USD 33,123) from 2001. The maximum amount outstanding in the last three financial years was EUR 99,158 (USD 132,495) in 2008. As of the date of this Form 20-F, there are no amounts outstanding and the loan has been repaid in full.

Consulting Agreement

In connection with the Anheuser-Busch merger, we and Mr. Busch IV entered into a consulting agreement which became effective as of the closing of the Anheuser-Busch merger and will continue until 31 December 2013, substantially on the terms described below. In his role as consultant, Mr. Busch IV will, at the request of our Chief Executive Officer, provide advice to us on Anheuser-Busch new products and new business opportunities; review Anheuser-Busch marketing programs; meet with retailers, wholesalers and key advertisers of Anheuser-Busch; attend North American media events; provide advice with respect to Anheuser-Busch’s relationship with charitable organizations and the communities in which it operates; and provide advice on the taste, profile and characteristics of the Anheuser-Busch malt-beverage products.

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

Jointly Controlled Entities

We report our interests in jointly controlled entities using the line-by-line reporting format for proportionate consolidation. Significant interests we hold in joint ventures include two distribution entities in Canada, two entities in Brazil, one in China and one in the United Kingdom. None of these joint ventures are material to us. Aggregate amounts of our interests in such entities are as follows:

As of 31 December 2010
(USD million)
Non-current assets	113
Current assets	69
Non-current liabilities	99
Current liabilities	217
Result from operations	11
Profit attributable to equity holders	1

Transactions with Associates

Our transactions with associates were as follows:

Year ended 31 December 2010
(USD million)
Revenue	36
Non-current assets	—
Current assets	8
Current liabilities	11

Revenue from associates primarily consists of sales to distributors in which we have a non-controlling interest.

Transactions with Pension Plans

Our transactions with pension plans mainly consisted of USD 4 million revenue from pension plans in the U.S. and USD 5 million revenue from pension plans in Brazil.

Transactions with Government-related Entities

Our transactions with government-related entities mainly consisted of USD 2 million of current liabilities to local governments in China.

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

Grant Farm Lease Agreement

We lease approximately 267 acres located in St. Louis County, Missouri and certain other property, in part from a trust established for the benefit of certain heirs of the founder of Anheuser-Busch Companies, Inc., the late August A. Busch, Jr., and in part from Grant’s Farm Manor, Inc., a corporation owned by Andrew Busch. These leasing arrangements were entered into at arms-length. In 2010, we paid USD 2.6 million under these lease arrangements.

The beneficiaries of the trust are considered immediate family members of August Busch IV, who is a member of our board, but August Busch IV is not a beneficiary of the trust. Andrew Busch, the owner of Grant’s Farm Manor, Inc. is the stepuncle of August Busch IV.

The Grant’s Farm facility (under lease from the trust) is used extensively by us for advertising and public relations purposes, for public tours, and for corporate entertaining. Grant’s Farm is one of St. Louis’ most popular tourist attractions. The lease arrangements for Grant’s Farm require us to pay a fixed annual rent and a percentage of income generated from on-site concession operations.

The lease arrangements with Grant’s Farm Manor, Inc. are for the housing and breeding of our Clydesdale horses. We are required to reimburse maintenance and certain other expenses associated with each of the leased properties. We have certain rights of first refusal and other limited purchase rights relating to the Grant’s Farm land and some of the leased personal property, and to a private residence situated within the leased premises and certain personal property associated with the residence.

Distribution Agreements

We have agreements, entered into at arms-length, with Busch Distributing Company, LLC, d/b/a Krey Distributing Company (“Krey”), Southern Eagle Distributing, Inc. (“Southern Eagle”), and Busch-Transou LC d/b/a Tri-Eagle Sales (“Tri-Eagle”) for the distribution of malt beverage products in St. Charles County, Missouri, Fort Pierce, Florida, and Midway, Florida, respectively. These entities are controlled by persons considered immediate family members of August Busch IV, who is a member of our board. During 2010, these entities paid us USD 36.2 million,USD 36.6 million and USD 30.4 million for the purchase of products and wholesaler related services.

Krey is owned by Steven Busch, the half brother of August Busch IV. The President and majority owner of Southern Eagle is Peter William Busch, the uncle of August Busch IV. Tri-Eagle is owned by Tripp and Susan Busch Transou, the brother-in-law and sister of August Busch IV.

Payment for right to acquire assets of Missouri wholesaler

On 30 December 30 2010, Krey paid us USD 3,046,750 for the right to purchase certain assets owned by Missouri Eagle, LLC including malt beverage distribution rights for Montgomery County, Missouri, Warren County, Missouri and a portion of St. Charles County, Missouri. This transaction was conducted at arms-length.

Airplane hangars

On 12 March 2010, we sold two airplane hangars and related assets to Spirit Flight East, LLC and Spirit Flight West, LLC, two entities controlled by Stephen Busch, for USD 7,300,000. We also leased hangar and related space to those entities for a term of five years at an initial annual rent of USD 130,000. Mr. Busch is the brother of August Busch IV. This transaction was conducted at arms-length.

ITEM 8.	FINANCIAL INFORMATION

A. CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements.

See “Item 18. Financial Statements.” For a discussion of our export sales, see “Item 5. Operating and Financial Review.”

Legal and Arbitration Proceedings

Litigation is subject to uncertainty and we and each of our subsidiaries named as a defendant believe, and have so been advised by counsel handling the respective cases, that we have valid defenses to the litigation pending against us, as well as valid bases for appeal of adverse verdicts, if any. All such cases are, and will continue to be, vigorously defended. However, we and our subsidiaries may enter into settlement discussions in particular cases if we believe it is in our best interests to do so. Except as set forth herein, there have been no governmental, judicial or arbitration proceedings (including any such proceedings which are pending or threatened against us or our subsidiaries of which we are aware) during a period between 1 January 2010 and the date of this Form 20-F which may have, or have had in the recent past, significant effects on our financial position and profitability.

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

Budweiser Trademark Litigation

We are involved in a longstanding trademark dispute with the brewer Budejovicky Budvar, n.p. located in Ceske Budejovice, Czech Republic. This dispute involves the BUD and BUDWEISER trademarks and includes actions pending in national trademark offices as well as courts. There are approximately 75 actions pending in nearly 25 jurisdictions. While there are a significant number of actions pending, taken in the aggregate, the actions do not represent a material risk to our financial position or profitability.

AmBev and its Subsidiaries

Tax Matters

As of 31 December 2010, AmBev had several tax claims pending in Brazil, including judicial and administrative proceedings. Most of these claims relate to ICMS (Imposto sobre Circulação de Mercadorias e Serviços, which is a state value-added tax levied on goods and services), the IPI excise tax, and income tax and social contributions. As of 31 December 2010, AmBev had made provisions of 310 million reais (USD 186.0 million) in connection with those tax proceedings for which it believes there is a probable chance of loss.

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

As of 31 December 2010, there were also tax proceedings with a total estimated possible risk of loss of 6.1 billion reais (USD 3.7 billion).

In order to carry out certain activities, including obtaining BNDES financings (that is, by Banco Nacional de Desenvolvimento Econômico e Social, a Brazilian state-owned development bank), certain tax incentives or registering the sale of real estate, AmBev, in common with other Brazilian companies, is required to obtain federal and state tax and social security good standing certificates, which are normally valid for six months. In circumstances in which such certificates are not issued by the competent authority on the basis of the existence of tax claims that AmBev believes are without merit or need further information, it has sought court injunctions requesting such certificates to be issued. As of 31 December 2010, AmBev had court bonds (cartas de fiança) issued in connection with such injunctions in the amount of approximately 270 million reais (USD 162.0 million). Court bonds are a means provided for by Brazilian law to guarantee amounts under dispute in a given litigation, including the request for injunctive relief. In the event that AmBev loses the litigation, the court bond will be used to pay the amounts owed by AmBev and AmBev will have to reimburse the financial institution that issued such court bond.

Value Added Tax, Excise Tax and Taxes on Net Sales

During 1999, legislation came into effect requiring Brazilian companies to pay PIS and COFINS not only on sales and services net sales, but also on financial income. AmBev has not been paying PIS and COFINS as required by such law, as it has obtained injunctions permitting the non-payment of these additional taxes on the basis that such legislation is unconstitutional. In November 2005, a leading case unrelated to AmBev was adjudicated by the Brazilian Supreme Court in favor of taxpayers. As of 31 December 2010, AmBev had provisions in connection with cases still pending in the amount of 58 million reais (USD 34.8 million).

AmBev currently is party to legal proceedings with the State of Rio de Janeiro where it is challenging such State’s attempt to assess ICMS with respect to irrevocable discounts granted by AmBev in January 1996 and February 1998. These proceedings are currently before the Superior Court of Justice and the Brazilian Supreme Court, and involve the amount of approximately 293 million reais (USD 175.8 million) as of 31 December 2010, which AmBev has treated as a possible loss. Such estimate is based on reasonable assumptions and assessments of management, but should AmBev lose such proceedings the expected net impact on its statement of operations would be an expense for this amount.

AmBev received tax assessments from the State of São Paulo in the amount of approximately 97 million reais (USD 58.2 million) (updated as of 31 December 2010), challenging the legality of tax credits arising from an existing tax incentive of AmBev in the State of Santa Catarina. Moreover, AmBev cannot rule out the possibility of other Brazilian states issuing similar tax assessments related to AmBev’s tax incentive granted by the State of Santa Catarina.

The State of São Paulo has also challenged in the Brazilian Supreme Court laws enacted by other Brazilian states upon which certain of the above benefits have been granted, on the basis that they constitute tax benefits created without certain approvals required under Brazilian tax laws and regulations, which would render such state laws unconstitutional. Although the Brazilian Supreme Court, in a case unrelated to AmBev, has already declared part of State of Pará’s benefit law unconstitutional, almost every state has specific legislation on this topic and even the State of Pará may still grant benefits which were not covered in the decision. In this sense, insofar as the tax benefits are granted based on valid state legislation and the operational requirements are met, most companies apply for and use these benefits when granted.

Between 2000 and 2004, certain third-party distributors of Londrina Bebidas, Ltda (formerly Cintra) (“Londrina”) obtained preliminary injunctions permitting the non-payment of the IPI. These preliminary injunctions were revoked between 2002 and 2005, and as a result, tax authorities assessed Cintra for the payment of IPI during the period in which IPI was not collected by the third-party distributors. As of 31 December 31 2010, Londrina had a provision of 17 million reais (USD 10.2 million) with respect to such claims.

Income Tax and Social Contribution

Beginning in 1997, an amendment to the tax laws confirmed the deductibility of interest on shareholders’ equity for social contribution and income tax purposes. Companhia Cervejaria Brahma, which has since been succeeded in a series of corporate restructuring transactions by AmBev, filed a lawsuit with the Federal Courts of the State of Rio de Janeiro requesting the recovery of social contribution taxes previously paid for the fiscal year of 1996. The Federal Court granted Companhia Cervejaria Brahma an injunction recognizing the deductibility of payment of interest on shareholders’ equity and, as a result, allowed Companhia Cervejaria Brahma to suspend the payment of social contribution amounts owed in 1999 up to the amount not deducted in 1996 (approximately 51.6 million reais (USD 31.0 million) as of 31 December 2010). Notwithstanding the aforesaid suspension of social contribution’s payment, the tax authority filed an administrative proceeding against Companhia Cervejaria Brahma claiming the payment of such amount. Companhia Cervejaria Brahma presented its defense and is waiting for a final decision by the administrative court. Meanwhile, in April 2001, the Federal Appellate Court reversed the Federal Court’s injunction. Though AmBev appealed to the Brazilian Supreme Court in April 2002, its appeal was denied. The provision made in connection with this case was reversed in 2009 as external counsel established that even if AmBev loses the administrative proceeding, the tax authority would not be entitled to collect the respective amounts, due to the fact that the tax authority has indirectly consented, in a different proceeding, to the deductibility of payment of interest on shareholders’ equity made by AmBev in 1996.

AmBev profits generated abroad

Certain subsidiaries of AmBev received a number of assessments from Brazilian federal tax authorities relating to profits of its foreign subsidiaries, in the total amount, at that time, of approximately 2.9 billion reais (USD 1.7 billion). In December 2008, the Administrative Court decided one of the tax assessments relating to earnings of AmBev’s foreign subsidiaries. This decision was partially favorable to AmBev, and AmBev can still appeal. After this decision, it has estimated the total exposures of possible losses in relation to these assessments to be approximately 3.0 billion reais (USD 1.8 billion) as of 31 December 2010.

Tax Loss Offset

AmBev and certain of its subsidiaries received a number of assessments from Brazilian federal tax authorities relating to the consumption of income tax losses in relation to company mergers. AmBev estimates the total exposures of possible losses in relation to these assessments to be approximately of 372.3 million reais (USD 223.4 million), as of 31 December 2010.

Labatt tax matters

Labatt was assessed by the Canada Revenue Agency for the interest rate used in certain related-party debts and related-party transactions, and other transactions existing prior to the merger of Labatt into AmBev. These issues were settled in April 2010 for CAD 123 million (USD 123.4 million) of the estimated exposure of CAD 218.0 million (USD 218.7 million) at December 31, 2009. Part of the amount settled, corresponding to transactions made prior to the merger of Labatt into Ambev, was reimbursed by Anheuser-Busch InBev SA/NV. In relation to the same issue, Labatt received another tax assessment on its valuations of intercompany transactions amounting to CAD 153 million (USD 153.5 million). The company is appealing this tax assessment. In the event Labatt would be required to pay these amounts, the totality will be reimbursed by Anheuser-Busch InBev SA/NV.

Tax Amnesty and Refinancing Program

In 2009, AmBev elected to enroll in the Tax Amnesty and Refinancing Program, introduced by Brazilian Federal Law 11,941/09, with respect to some of its current tax lawsuits. Under this program, AmBev plans to pay an amount of approximately 374.8 million reais (USD 224.9 million) in 180 monthly installments.

Labor Matters

As of 31 December 2010, AmBev was involved in approximately 4,440 legal proceedings with former and current employees, mainly relating to overtime, dismissals, severance, health and safety premiums, supplementary retirement benefits and other matters, all of which are awaiting judicial resolution. AmBev has made provisions totaling 224.3 million reais (USD 134.6 million) as of 31 December 2010. In Brazil, where AmBev is involved in 4,176 legal proceedings, it is not unusual for a company to be a defendant in a large number of labor claims.

As of 31 December 2010, AmBev had approximately 13 claims made by the Brazilian National Institute for Social Security with an aggregate exposure of 74 million reais (USD 44.4 million). These claims are classified as having a possible chance of loss and claim, among other things, that AmBev should have paid social security contributions in relation to bonus payments and payments to third-party service providers.

Civil Claims

As of 31 December 2010, AmBev had 4,846 civil claims pending in Brazil, including distributors and product-related claims. AmBev is the plaintiff in 1,634 and the defendant in 3,212 of these claims. AmBev has established provisions totaling 39.8 million reais (USD 23.9 million) as of 31 December 2010 in connection with civil claims.

AmBev is a party to a tortious interference claim brought by its competitor Schincariol whereby Schincariol seeks damages in the range of 100 million reais (USD 60.0 million) from AmBev, claiming that AmBev signed up entertainer Zeca Pagodinho while he was still contractually bound with Schincariol. On 20 July 2007, the lower courts of the State of São Paulo denied Schincariol’s claim, and Schincariol filed an appeal on 24 August 2007.

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
AmBev has been notified of seven claims from 12 holders arguing that they would be entitled to those rights. One of them was ruled in favor of AmBev by the appellate court of the State of São Paulo. Another claim is still awaiting final rulings by the same court. A third one was settled. Of the four other claims, one is awaiting a decision in the first instance and three were ruled against AmBev in the appellate court of the State of Rio de Janeiro. AmBev appealed to the Superior Court of Justice with respect to the final decisions issued by the appellate court of the State of Rio de Janeiro, but the appeals were denied by the Reporting Judge of the Superior Court of Justice. AmBev has recently appealed with respect to these decisions and a final decision will be ruled by a group of judges from the same court. One of the judges in this group, who was also the previously mentioned Reporting Judge, has already confirmed his vote against AmBev’s appeal. The warrant holders whose claim was denied by the appellate court of the State of São Paulo have appealed to the Superior Court of Justice.

In the event the plaintiffs prevail in the above six pending proceedings, AmBev believes that the corresponding economic dilution for the existing shareholders would be the difference between the market value of the shares at the time they are issued and the value ultimately established in liquidation proceedings as being the subscription price pursuant to the exercise of the warrants. AmBev believes that the warrants which are the object of those six proceedings represented, on 31 December 2010, 27,684,596 preferred and 6,881,719 common shares that would be issued at a value substantially below fair market value, should claimants ultimately prevail.

AmBev has filed counterclaims to six of these lawsuits. One of those counterclaims is still awaiting final ruling by the appellate court of the State of São Paulo. Of the five other counterclaims, one was settled, three were ruled against AmBev in the appellate court of the State of Rio de Janeiro, and one was ruled against AmBev in the appellate court of the State of São Paulo. AmBev has already appealed to the Superior Court of Justice with respect to the final decisions issued by the appellate courts of the States of Rio de Janeiro and São Paulo, except for one of the rulings rendered by the appellate courts of the State of Rio de Janeiro, which, therefore, is a final decision. AmBev’s appeals concerning the decisions issued by the appellate court of the State of Rio de Janeiro were denied by the Reporting Judge of the Superior Court of Justice and, as a result of that, AmBev has appealed with respect to such decisions. Final decision on these cases should be ruled by a group of judges from the same court. One of the judges in this group, who was also the previously mentioned Reporting Judge, has confirmed his vote against the appeal.

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

AmBev has established provisions in the amount of 28.3 million reais (USD 17.0 million) in connection with these claims as of 31 December 2010, based on the advice of external legal counsel.

Antitrust Matters

Investigations

AmBev currently has a number of antitrust investigations pending against it before Brazilian antitrust authorities.

Tô Contigo

On 22 July 2009, Conselho Administrativo de Defesa Econômica (“CADE”) issued its ruling in connection with a proceeding initiated in 2004 as a result of a complaint filed by Schincariol that had, as its main purpose, the investigation of AmBev’s conduct in the market, in particular AmBev’s customer loyalty program known as “Tô Contigo” and which is similar to airline frequent flyer and other mileage programs.

During its investigation, the Secretariat of Economic Law of the Ministry of Justice (“SDE”) concluded that the program should be considered anticompetitive unless certain adjustments were made. These adjustments have already been substantially incorporated into the current version of the program. The SDE opinion did not threaten any fines and recommended that the other accusations be dismissed. After the SDE opinion, the proceeding was sent to CADE, which issued a ruling that, among other things, imposed a fine in the amount of 352.7 million reais (USD 211.7 million).

AmBev has challenged CADE’s decision before the federal courts, which have ordered the suspension of the fine and other parts of the decision upon our posting of a guarantee. AmBev has already rendered a court bond (carta de fiança) for this purpose and the decision is partially suspended.

On 29 March 2011, and following a determination included in the abovementioned CADE decision, the SDE initiated investigations to determine whether individuals should also be held responsible for the Tô Contigo practices, including Bernardo Pinto Paiva, currently Zone President of Latin America South and Ricardo Tadeu Almeida Cabral de Soares, currently Sales Executive Officer of AmBev.

Kaiser

On 2 April 2007, Cervejaria Kaiser, which is currently the third largest beer producer in Brazil and part of the FEMSA Group, filed a complaint with Brazilian antitrust authorities alleging that AmBev’s cooler programs and exclusivity agreements constituted anti-competitive practices, and also that AmBev launched two counter brands (Puerto del Sol and Puerto del Mar) in connection with the entry of Kaiser’s product Sol Pilsen in 2006. On 9 December 2008, the SDE registered two administrative proceedings to investigate the alleged practices. AmBev’s preliminary responses were filed before SDE on 18 February 2009.

630ml Bottle

On 3 April 2008, the Brazilian Association of Carbonated Soft Drinks Manufacturers, the Brazilian Association of Beverages, which is composed of Schincariol and Petrópolis—two large competitors in Brazil — and Cervejaria Imperial (a small Brazilian beverage company), filed complaints with Brazilian antitrust authorities challenging AmBev’s 630ml returnable bottle launched under the Skol brand in the State of Rio de Janeiro and under the Bohemia brand in the State of Rio Grande do Sul. On 17 April 2008, Cervejarias Kaiser also filed a complaint with the Brazilian antitrust authorities challenging the Skol bottle. These competitors claim that AmBev should be prevented from launching the new exclusive 630ml bottle and should be compelled to continue to use the standard 600ml returnable bottle used by all other producers. On 27 May 2008, SDE issued an injunction prohibiting the use of the new 630ml bottle by AmBev. As a result of AmBev’s appeal against the SDE injunction, on 23 July 2008, CADE allowed AmBev to use the 630ml bottle in the States of Rio de Janeiro and Rio Grande do Sul, as long as AmBev maintains a system to change the 630ml bottles acquired by its competitors for 600ml bottles. On 3 November 2010, CADE unanimously approved a settlement where AmBev agreed to cease, until 1 August 2011, the use of exclusive 630ml returnable bottles and to maintain a system to exchange such bottles with competitors and points of sale until 1 February 2012. No financial contributions were made by AmBev in connection therewith.

1L Bottle

On 20 August 2009, the Brazilian Association of Beverages filed a complaint with the Brazilian antitrust authorities challenging AmBev’s new proprietary 1L returnable bottle launched under its main brands. The Association claims that AmBev’s new 1L bottle would cause the standard 600ml bottle exchange system to cease to exist, therefore artificially increasing the costs of competitors and restricting their access to the points of sale. In response, on 14 September 2009, AmBev submitted preliminary clarifications to the SDE arguing for the economic rationale and the benefits to the consumer deriving from the 1L format. On 28 October 2009, SDE decided to initiate an Administrative Proceeding against AmBev to further investigate the issue. In its note initiating the proceedings, the SDE stated that although it believes that market producers are in principle free to decide whether or not to participate in a standard bottle exchange system, it wanted to further investigate whether the manner pursuant to which AmBev was allegedly introducing the 1L bottle could potentially create lock-in effects. On 24 December 2010, SDE issued its opinion recommending the dismissal of the case stating that: (i) AmBev is free to decide whether or not it participates in a common bottle exchange system, (ii) AmBev is not required to help competitors, and (iii) innovation developments – including new bottles – are pro-competitive. This case shall now be decided by CADE.

Others

In April 2007, the Brazilian Association of Carbonated Soft Drinks Manufacturers filed a complaint with the Brazilian antitrust authorities alleging that AmBev engaged in the following anticompetitive practices: (i) predatory prices; (ii) restriction of competitors’ access to shelf space in supermarkets; (iii) exclusivity agreements with strategic points of sales; and (iv) adoption of a proprietary reusable glass bottle. In August 2009, SDE initiated a preliminary inquiry to investigate these alleged practices. The case is still under the analysis of SDE, which will decide whether or not to initiate an administrative proceeding to further investigate AmBev.

In July 2007, CADE forwarded to SDE for further investigation a complaint issued by Globalbev Bebidase Alimentos Ltda. alleging that AmBev was restricting competitors’ access to the shelf space in supermarkets. In August 2009, SDE initiated a preliminary inquiry to investigate this supposed anticompetitive practice. The case is still under the analysis of SDE, which will decide whether or not to initiate an administrative proceeding to further investigate AmBev.

After the approval of the acquisition of Cintra (currently Londrina) in 2008 (see “—AmBev and its Subsidiaries—Merger Control”), SDE initiated an administrative proceeding to investigate the closing in 2009 of a Cintra plant in the city of Mogi-Mirim, in the State of São Paulo. The SDE wants to investigate whether, after the acquisition, the industrial capacity of Cintra was reduced, contrary to information provided by AmBev to SDE during the report of the Cintra acquisition. AmBev already informed SDE about the rationale for the closure of the Mogi-Mirim plant and that the overall capacity of Cintra has increased substantially after its acquisition by AmBev.

CVM

Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, a Brazilian pension fund which is one of AmBev’s largest minority shareholders, filed an administrative complaint against AmBev with the CVM in April 2004 alleging abuse of position by AmBev’s controlling shareholders and breach of fiduciary duty by AmBev’s directors in connection with the approval of the merger between Interbrew and AmBev (the “InBev-AmBev Transactions”), appropriation of commercial opportunity and inadequate disclosure. The complaint requested, among other things, that the CVM render an opinion contesting the legality of the transactions and intervene to prevent the closing of the Incorporação. The CVM ruled in December 2004 that (i) there was no basis to conclude that there had been an abuse of position by the controlling shareholders or conflict of interests in relation to them, and (ii) that there was no indication of an appropriation of a commercial opportunity by the directors of AmBev, without prejudice to any further investigation that the staff of the CVM might conduct, as appropriate. Moreover, the CVM expressed its opinion that one director involved in the InBev-AmBev Transactions could not have intervened in the AmBev board resolutions related thereto, recommending further investigations by the staff. The CVM recommended also that the staff investigate the exercise of the duty of care of other directors during the decision process and the adequacy of the disclosure proceeding of the transactions by AmBev’s officers. The CVM requested certain information related to the InBev-AmBev Transactions. On 6 May 2009, AmBev was informed that the CVM had initiated formal complaints against certain AmBev directors and officers regarding the aforementioned investigations, including Marcel Herrmann Telles, Jorge Paulo Lemann, Carlos Alberto Sicupira and Felipe Dutra. AmBev’s directors and officers presented their defenses on 17 August 2009. On 8 March 2010, the CVM published its official decision accepting settlement proposals pursuant to which the regulatory inquiry was closed without a decision on the merits, subject to the payment of: (i) 0.3 million reais (USD 0.2 million) by each of Messrs. Lemann and Telles; (ii) 3.0 million reais (USD 1.8 million) by Mr. Sicupira; (iii) 0.4 million reais (USD 0.2 million) by Mr. Dutra; and (iv) 1 million reais (USD 0.6 million) in aggregate by other members of the Board of Directors of AmBev. The settlement did not entail the recognition of any wrongdoing on the part of any person involved, whether express or implied, nor did it amount to an admission as to any of the alleged facts described in the regulatory inquiry.

The CVM also initiated an administrative proceeding in October 2008 in which it alleges that certain shareholders, members of the board of directors and officers of AmBev (including Marcel Herrmann Telles, Jorge Paulo Lemann, Carlos Alberto Sicupira and Felipe Dutra) violated Brazilian Corporate Law and CVM rules, relating to (i) the potential use of privileged information in relation to the trading of AmBev shares between May 2003 and March 2004; (ii) the way certain information regarding AmBev was disclosed to the Brazilian market in March 2004; and (iii) alleged violation of AmBev’s Stock Ownership Program. On 25 June 2009, the CVM published its official decision accepting a settlement proposal with Mr. Dutra pursuant to which the regulatory inquiry was closed without a decision on the merits, subject to the payment of 300,000 reais (USD 0.2 million). In addition, on 8 March 2010, the CVM published its official decision accepting settlement proposals with Messrs. Lemann, Telles and Sicupira pursuant to which the regulatory inquiry was closed without a decision on the merits, subject to the payment of 5,000,000 reais (USD 3.0 million) by each of them. The settlements did not entail any admission of wrongdoing by the individuals involved, whether express or implied, or of any of the alleged facts described in the regulatory inquiry. The proceedings have continued with respect to Fundação Antonio e Helena Zerrenner, a shareholder of AmBev who is unrelated to us. Fundação Antonio e Helena Zerrenner filed a settlement proposal in April 2010.

Environmental matters

Riachuelo

Cervecería y Maltería Quilmes S.A., AmBev’s brewery in Argentina, is challenging certain eviction orders received from the Government of the City of Buenos Aires and from the Autoridad de Cuenca Matanza Riachuelo (“Acumar”, an environmental authority created pursuant to Argentine Law No. 26,168) that are aimed at the removal of all premises preventing the construction of a towpath (camino de sirga) along the riverside of the Riachuelo River, in the city of Buenos Aires. In the event Cervecería y Maltería Quilmes S.A. is unable to successfully defend its property rights against these eviction orders, the operations of this soft drinks plant and distribution center located in Pompeya, City of Buenos Aires, by the riverside of the Riachuelo River, may be severely jeopardized.

The Government of the City of Buenos Aires and Acumar argue that the eviction orders issued against all owners of real estate whose properties lie along the riverside of the Riachuelo River (including Cervecería y Maltería Quilmes) are based on a resolution issued by the Argentine Supreme Court of Justice in an environmental complaint initiated by certain neighbors residing in the Riachuelo Basin against the State of Argentina, the Province of Buenos Aires, the City of Buenos Aires and more than forty corporate entities (including two entities that were merged with and into Cervecería Quilmes). In this complaint, the Argentine Supreme Court of Justice has resolved that the State of Argentina, the Province of Buenos Aires and the City of Buenos Aires remain primarily responsible for the remediation of environment, and further resolved that Acumar would be responsible for the implementation of a Remediation Plan for the Riachuelo Basin.

Others

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

The Public Attorney of the State of Rio de Janeiro requested the initiation of a civil investigation on 12 December 2003 to investigate anonymous reports of pollution allegedly caused by Nova Rio, AmBev’s beer plant located in the state of Rio de Janeiro. Currently, this investigation is in the discovery phase. AmBev expects this investigation to be dismissed, as AmBev has presented several expert opinions, including one from the State environmental agency, showing lack of environmental damages. Furthermore, the police of Rio de Janeiro requested the initiation of a criminal investigation on 2 June 2003 to investigate the author of the alleged crime, which is also in the discovery phase. AmBev expects this investigation will be dismissed concurrently with the civil investigation mentioned above.

On 17 April 2007, the Public Prosecutor of Viamão, State of Rio Grande do Sul requested the initiation of a civil and criminal investigation into reports made by the local population of pollution around the plant. AmBev reached a settlement with the Public Prosecutor of Viamão on 12 June 2007. In February 2009, the investigations were suspended for a period of three years in order to certify that the settlement was entirely accomplished by AmBev.

Brazilian Beer Industry Litigation

On 28 October 2008, the Brazilian Federal Prosecutor’s Office (Ministério Público Federal) filed a suit for damages against AmBev and two other brewing companies claiming total damages of approximately 2.8 billion reais (USD 1.7 billion) (of which approximately 2.1 billion reais (USD 1.3 billion) are claimed against AmBev). The public prosecutor alleges that: (i) alcohol causes serious damage to individual and public health, and that beer is the most consumed alcoholic beverage in Brazil; (ii) defendants have approximately 90% of the national beer market share and are responsible for significant investments in advertising; and (iii) the advertising campaigns increase not only the market share of the defendants but also the total consumption of alcohol and, hence, damage to society and encourage underage consumption.

Shortly after the above lawsuit was filed, a consumer-protection association applied to be admitted as a joint-plaintiff. The association has made further requests in addition to the ones made by the Public Prosecutor, including the claim for “collective moral damages” in an amount to be ascertained by the court; however, it suggests that it should be equal to the initial request of 2.8 billion reais (USD 1.7 billion) (therefore, it doubles the initial amount involved). The court has admitted the association as joint-plaintiff and has agreed to hear the new claims.

Anheuser-Busch

Grupo Modelo Arbitration

On 16 October 2008, Grupo Modelo, Diblo S.A. de C.V. and the Grupo Modelo series A shareholders filed a notice of arbitration under the arbitration rules of the United Nations Commission on International Trade Law against Anheuser-Busch, Anheuser-Busch International Inc. and Anheuser-Busch International Holdings Inc. The notice of arbitration claimed the transaction between Anheuser-Busch and InBev violated provisions of the 1993 investment agreement, governed by the law of the United Mexican States, between the Anheuser-Busch entities, Grupo Modelo, Diblo and the series A shareholders. It sought post-closing relief, including (i) a declaration that Anheuser-Busch breached the 1993 investment agreement, (ii) rescission of certain continuing rights and obligations under the 1993 investment agreement, (iii) a permanent injunction against Anheuser-Busch or its successors from exercising governance rights under the 1993 investment agreement, (iv) suspension of Anheuser-Busch’s right to exercise a right of first refusal to purchase the stock of Grupo Modelo held by the series A shareholders, (v) “rectification” of the 1993 investment agreement to place additional restrictions on the Anheuser-Busch entities and (vi) monetary damages of up to USD 2.5 billion. On 9 July 2010, the arbitration panel issued its decision finding that the combination between Anheuser-Busch and InBev did not violate the 1993 investment agreement. The panel did not award any damages or other remedies.

Ginsburg Litigation

On 10 September 2008, an action brought under Section 7 of the Clayton Antitrust Act entitled Ginsburg, et al. v. InBev NV/SA, et al., C.A. No. 08-1375 (the “Ginsburg Litigation”), was filed against InBev, Anheuser-Busch and Anheuser-Busch, Inc. in the United States District Court for the Eastern District of Missouri. The complaint alleges that the Anheuser-Busch acquisition will have certain anticompetitive effects and consequences on the beer industry and will create a monopoly in the production and sale of beer in the United States. Plaintiffs generally seek declaratory relief that the Anheuser-Busch acquisition violates Section 7 of the Clayton Antitrust Act, injunctive relief to prevent consummation of the acquisition, and fees and expenses. On 18 November 2008, plaintiffs’ request for injunctive relief was denied. On 3 August 2009, the Court granted defendants’ Motion to Dismiss plaintiffs’ claims with prejudice. On 4 August 2009, the Court entered judgment in favor of the defendants. Plaintiffs filed an appeal of such judgment to the Eighth Circuit Court of Appeals. On 27 October 2010, the Court of Appeals upheld the dismissal of the plaintiffs’ claims. Plaintiffs filed a Petition for Rehearing which was dismissed.

2009 Dispositions Pension Litigation

On 1 December 2009, Anheuser-Busch InBev SA/NV, Anheuser-Busch Companies, Inc. and the Anheuser-Busch Companies Pension Plan were sued in the United States District Court for the Eastern District of Missouri in a lawsuit styled Richard F. Angevine v. Anheuser-Busch InBev SA/NV, et al. The plaintiff seeks to represent a class of certain employees of Busch Entertainment Corporation, which was divested on 1 December 2009, and the four Metal Container Corporation plants which were divested on 1 October 2009. He also seeks to certify a class action and represent certain employees of any other Anheuser-Busch Companies, Inc. subsidiary that has been divested or may be divested during the three-year period from the date of the Anheuser-Busch acquisition, 18 November 2008 through 17 November 2011.

The lawsuit contains claims that the class, if certified, is entitled to enhanced retirement benefits under the Anheuser-Busch Companies’ Salaried Employees’ Pension Plan. Specifically, the plaintiff alleges that the divestitures resulted in his “involuntarily termination,” as defined in the Pension Plan, from “Anheuser-Busch Companies and its operating division and subsidiaries” within three years of the 18 November 2008 Anheuser-Busch acquisition, which allegedly triggers the enhanced benefits under the Pension Plan. The plaintiff claims that by failing to provide him and the other class members, if certified, with these enhanced benefits, we breached our fiduciary duties under the U.S. Employee Retirement Income Security Act of 1974. The claim for plaintiffs’ benefits alone totals USD 385,000. He also seeks punitive damages and attorneys’ fees. On 16 July 2010, the court dismissed plaintiff’s lawsuit. The court ruled that the claims for breach of fiduciary duty and punitive damages were not proper. The court also found that the plaintiff did not exhaust all of his administrative remedies, which he must first do before filing a lawsuit. On 9 August 2010, the plaintiff has filed an appeal of this decision to the Eighth Circuit Court of Appeals, which is currently pending.

On 15 September 2010, Anheuser-Busch InBev SA/NV and several of its related companies were sued in Federal Court for the Southern District of Ohio in a lawsuit entitled Rusby Adams et al. v. AB InBev, et al. This lawsuit was filed by four employees of Metal Container Corporation’s facilities in Columbus, Ohio, Gainesville, Florida, and Ft. Atkinson, Wisconsin that were divested on 1 October 2009. Similar to the Angevine lawsuit, these plaintiffs seek to represent a class of participants of the Anheuser-Busch Companies’ Inc. Salaried Employees’ Pension Plan (the “Plan”) who had been employed by Anheuser-Busch Companies, Inc. subsidiaries that had been or may be divested during the period of 18 November 2008 through 17 November 2011. The plaintiffs also allege claims similar to the Angevine lawsuit, namely, that by failing to provide plaintiffs with these enhanced benefits, we breached our fiduciary duties under the U.S. Employee Retirement Income Security Act of 1974. We have filed a Motion to Dismiss, which is currently pending.

Acquisition Antitrust Matters

The Anheuser-Busch acquisition was subject, and required approvals or notifications pursuant to, various antitrust laws.

Argentina

Approval of the Anheuser-Busch acquisition in Argentina under the applicable antitrust law has been granted subject to our compliance, within a specific time period, of certain conditions imposed by the Argentinean competition authority. All of these conditions were timely complied with by December 2010. Accordingly, we expect the final clearance of the merger by the Argentine antitrust authorities to be granted in the near future.

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

The table below summarizes the dividends paid by us in the most recent financial years.

Financial year	Number of our shares outstanding at end of relevant financial year	Gross amount of dividend per Share (in EUR)	Gross amount of dividend per Share (in USD)	Payment date
2010	1,605,183,954	0.80	1.07	2 May 2011
2009	1,604,301,123	0.38	0.55	3 May 2010
2008	1,602,427,569	0.28	0.35	5 May 2009
2007	615,043,509	2.44	3.67	30 April 2008
2006	613,441,281	0.72	0.95	25 April 2007

B. SIGNIFICANT CHANGES

On 24 January 2011, we announced the issuance of three series of notes in an aggregate principal amount of USD 1.65 billion, consisting of USD 650 million aggregate principal amount of floating rate notes due 2014, bearing interest at three-month LIBOR plus a spread of 0.55%; USD 500 million aggregate principal amount of notes due 2016, bearing interest at a rate of 2.875%; and USD 500 million aggregate principal amount of notes due 2021, bearing interest at a rate of 4.375%. The net proceeds from the January 2011 Notes offering were used to repay USD 1.1 billion of the 2010 Term Facility under the 2010 Senior Facilities Agreement.

On 5 April 2011, we repaid USD 1.70 billion of the 2010 Term Facility by using cash generated from operations and a drawdown from the 2010 Revolving Facility. As of 5 April 2011, approximately USD 1.6 billion and USD 1.0 billion remain outstanding under the 2010 Term Facility and the 2010 Revolving Facility respectively.

As a result of these transactions, exceptional finance costs in the first quarter of 2011 will include a charge of approximately USD 170 million relating to remaining accretion of expense and mark-to-market adjustments as a portion of the interest rate swaps entered into to hedge borrowings under our 2010 Senior Facilities Agreement are no longer effective. The cash equivalent of the negative mark-to-market adjustment will be spread from 2011 to 2014.

On 11 February 2011, we launched an offer to exchange up to USD 8.0 billion of our outstanding unregistered notes, for freely tradable notes registered under the Securities Act of 1933 with otherwise substantially the same terms and conditions. The unregistered notes were issued during the first half of 2009 before we became an SEC reporting company. The exchange offer closed on 14 March 2011.

Our board of directors proposes a dividend of EUR 0.80 (USD 1.07) per share, subject to shareholder approval. If approved, the shares will trade ex-coupon as of 27 April 2011, the Record Date will be 29 April 2011 and dividends will be payable as of 2 May 2011.

ITEM 9.	THE OFFER AND LISTING

A. THE OFFER AND LISTING

Price History of Stock

Ordinary shares listed on Euronext Brussels

The table below shows the quoted high and low closing sales prices in euro on Euronext Brussels for our shares for the indicated periods.

	Per Share
	High	Low
	(in EUR)
Annual
2010	45.84	33.99
2009	36.51	16.50
2008(1)	38.69	10.32
2007(1)	41.87	30.00
2006(1)	31.22	21.87

Quarterly
2011
First Quarter	44.21	38.65
2010
Fourth Quarter	45.84	41.93
Third Quarter	43.69	38.70
Second Quarter	41.64	35.70
First Quarter	38.38	33.99
2009
Fourth Quarter	36.51	30.00
Third Quarter	32.39	26.59
Second Quarter	25.97	20.76
First Quarter	22.09	16.50

Monthly
2011
March	41.50	38.85
February	41.55	39.83
January	44.21	40.41
2010
December	43.87	42.80
November	45.22	41.93
October	45.84	41.99

Note:

(1)	As a result of the capital increase pursuant to the rights offering we completed in December 2008, our theoretical ex-rights share price was modified by an adjustment ratio of 0.6252 on 24 November 2008. Our historical share prices have not been restated to reflect this adjustment.

ADSs listed on NYSE

On 16 September 2009, we listed 1,608,663,943 ADSs on the NYSE, each of which represents one of our ordinary shares. The table below shows the quoted high and low closing sales prices in USD on NYSE for our shares for the indicated periods.

	Per Share
	High	Low
	(in USD)
Quarterly
2011
First Quarter	58.68	53.90
2010
Fourth Quarter	63.88	54.94

Monthly
2011
March	58.04	53.90
February	56.47	54.51
January	58.68	55.07
2010
December	58.02	56.64
November	63.51	54.94
October	63.88	57.59

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

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

We are incorporated under the laws of Belgium (register of legal entities number 0417.497.106), and our shares are listed on the regulated market of Euronext Brussels under the symbol “ABI.” The securities that we have applied to be listed on the NYSE are ADSs, each of which represents one of our shares. We listed 1,608,663,943 ADSs listed on the NYSE on 16 September 2009 (such number equal to the number of our shares plus the number of warrants on our shares outstanding as of 7 September 2009). For more information on our shares see “—B. Memorandum and Articles of Association and Other Share Information—Form and Transferability of Our Shares.” Our ADSs are described in greater detail under “Item 12. Description of Securities Other Than Equity Securities—D. American Depositary Shares.”

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

In 2009, Euronext was Europe’s second largest stock exchange group based on aggregate market capitalization of listed operating companies and second largest stock exchange group based on the value of equities trading in the central order book. As of 31 December 2009, 1,472 companies were listed on Euronext, of which 1,274 were based in one of Euronext’s home markets.

Euronext is Europe’s second largest cash market based on average daily trades and average daily turnover. The cash trading business unit comprises trading in equity securities and other cash instruments including funds, bonds, warrants, trackers and structured funds. During 2009, on an average day, 1.4 million trades were executed on Euronext exchanges for all cash instruments, while the total number of trades in all cash instruments was 350 million.

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

D. SELLING SHAREHOLDERS

Not applicable.

E. DILUTION

Not applicable.

F. EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION AND OTHER SHARE INFORMATION

A copy of our articles of association dated 24 March 2011 has been filed as Exhibit 99.1 to Form 6-K filed by Anheuser-Busch InBev SA/NV on 25 March 2011.

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

Our Corporate Governance Charter prohibits us from making loans to directors, whether for the purpose of exercising options or for any other purpose (except for routine advances for business-related expenses in accordance with our rules for reimbursement of expenses). See “Item 7. Major Shareholders and Related Party Transactions—B.

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

Description of the Rights and Benefits Attached to Our Shares

Right to Attend and Vote at Our Shareholders’ Meeting

Annual Shareholders’ Meeting

Our annual shareholders’ meeting shall be held on the last Tuesday of April of each year, at 11:00 a.m., or at any other time, in one of the municipalities (communes/gemeenten) of the Region of Brussels, in Leuven or in

Liège, at the place mentioned in the notice. If this date is a legal holiday, the meeting is held on the next business day (excluding Saturday) at the same time. Our annual shareholders’ meeting in 2011 will be held on 26 April 2011.

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

Notices for our shareholders’ meeting are given in the form of announcements placed at least 30 days prior to the meeting in at least one Belgian newspaper and in the Belgian State Gazette (Moniteur belge/Belgisch Staatsblad).

Notices are sent 30 days prior to the date of our shareholders’ meeting to the holders of our registered shares, holders of our registered warrants and to our directors and our statutory auditor.

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

Generally, there is no quorum requirement for our shareholders’ meetings, and decisions are taken by a simple majority vote of shares present or represented.

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

Our extraordinary shareholders’ meeting of 25 April 2006 approved an amendment to our articles of association. As a consequence, the following matters are now within the exclusive jurisdiction of our shareholders’ meetings and shall be adopted by the approval of at least 75% of the shares attending or represented at the meeting, regardless of the number of shares attending or represented:

•	Any decision to apply for the delisting of our securities from any stock market;

•	Any acquisition or disposal of assets by us for an amount exceeding one-third of our consolidated total assets as reported in our most recent audited financial statements.

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

Dividends

The Belgian Companies Code provides that dividends can only be paid up to an amount equal to the excess of our shareholders’ equity over the sum of (i) paid-up or called-up share capital and (ii) reserves not available for distribution pursuant to law or the articles of association.

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

Disclosure of Significant Shareholdings

In addition to any shareholder notification thresholds under applicable legislation (which notification is required at 5%, 10%, 15% and so on in five-percentage-point increments), our articles of association require holders of our shares to disclose the number of our shares held if their shareholding exceeds or falls below 3% of our outstanding shares with voting rights. For details of our major shareholders see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

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

2010 Senior Facilities Agreement

On 13 July 2008, InBev and its indirect wholly-owned subsidiary formed exclusively for the purpose of effecting the Anheuser-Busch merger (as defined below), Pestalozzi Acquisition Corp., entered into an Agreement and Plan of Merger with Anheuser-Busch Companies, Inc. (the “Merger Agreement”). On 18 November 2008, we completed the merger and Anheuser-Busch became an indirect wholly-owned subsidiary of Anheuser-Busch InBev SA/NV.

To fund the Anheuser-Busch acquisition, we entered into a Senior Facilities Agreement, dated as of 12 July 2008 as amended as of 23 July 2008, 21 August 2008 and 3 September 2008, with a number of banks (the “2008 Senior Facilities Agreement”), making available to us USD 45 billion in senior facilities (the “2008 Senior Facilities”). Over the course of 2009 and 2010, we prepaid portions of the 2008 Senior Facilities by applying proceeds raised from debt offerings and asset disposals to the 2008 Senior Facilities.

On 26 February 2010, we entered into USD 17.2 billion of senior credit agreements, comprising a USD 13 billion 2010 Senior Facilities Agreement (the “2010 Senior Facilities Agreement”) with a syndicate of thirteen banks, and two term facilities totaling USD 4.2 billion, enabling us to fully refinance the 2008 Senior Facilities Agreement. These facilities extend our debt maturities while building additional liquidity, thus enhancing our credit profile as evidenced by the improved terms under the facilities, which do not include financial covenants or mandatory prepayment provisions (except in the context of a change in control). The two term facilities totaling USD 4.2 billion were cancelled on 31 March 2010 before being drawn.

The 2010 Senior Facilities Agreement made the following two senior facilities (the “2010 Senior Facilities”) available to us and our subsidiary, Anheuser-Busch InBev Worldwide Inc.: (i) the “2010 Term Facility,” a three-year term loan facility for up to USD 5 billion principal amount available to be drawn in USD, and (ii) the “2010 Revolving Facility,” a five-year multicurrency revolving credit facility for up to USD 8 billion principal amount. The 2010 Senior Facilities Agreement is filed as Exhibit 4.2 to our Annual Report on Form 20-F for the fiscal year ended 31 December 2009 filed with the SEC on 15 April 2010.

The 2010 Senior Facilities Agreement contains customary representations and warranties, covenants and events of default. Among other things, an event of default is triggered if either a default or an event of default occurs under any of our or our subsidiaries’ financial indebtedness. The obligations of the borrowers under the 2010 Senior Facilities Agreement are jointly and severally guaranteed by Anheuser-Busch Companies, Inc., Brandbrew and Cobrew.

Initial draw-downs under the 2010 Senior Facilities Agreement were applied towards refinancing the 2008 Senior Facilities. After the initial draw-downs, borrowings under the 2010 Revolving Facility, which may be drawn down or utilized by way of letters of credit, may be applied towards the general corporate and working capital purposes of us and our subsidiaries.

The availability of funds under the 2010 Senior Facilities Agreement was subject to the satisfaction of a customary set of initial conditions precedent. In addition, prior to the initial draw-down, all available facilities under the 2008 Senior Facilities Agreement were notified for cancellation. All proceeds from the initial draw-down on 6 April 2010 under the 2010 Senior Facilities Agreement were applied towards repayment of the 2008 Senior Facilities and, immediately after such date, all outstanding amounts under the 2008 Senior Facilities Agreement were repaid. In addition to these conditions precedent, all utilizations, both initial and subsequent, also generally require satisfaction of further conditions precedent, including that no event of default or (in the case of any utilization that does not constitute a rollover loan, that is, a revolving credit facility loan for purposes of refinancing a maturing revolving credit facility loan or satisfying a claim in respect of a letter of credit and meeting specified conditions) potential event of default is continuing or would result from the proposed utilization and that certain repeating representations and warranties made by each borrower or guarantor remain true in all material respects.

We borrow under each 2010 senior facility at an interest rate equal to LIBOR (or EURIBOR for euro-denominated loans), plus mandatory costs (if any), plus a margin of 1.05% per annum on the 2010 Term Facility and 0.85% per annum on the 2010 Revolving Facility, based upon the ratings assigned by rating agencies to our long-term debt as of the date of this report. These margins may change to the extent that the ratings assigned to our long-term debt are modified, ranging between 0.55% per annum and 2.65% per annum. A commitment fee of 35% of the applicable margin is applied to any undrawn but available funds under the 2010 Revolving Facility. In addition, a utilization fee of up to 0.3% per annum is payable, dependent on the amount drawn under the 2010 Revolving Facility.

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

On 6 April 2010, we drew USD 10.1 billion under the 2010 Senior Facilities Agreement and fully repaid the 2008 Senior Facilities, which has been terminated. During 2010, we repaid USD 5.05 billion of the 2010 Revolving Facility and USD 590 million of the 2010 Term Facility. For details on repayments using proceeds from capital markets offerings, see “Item 5. Operating and Financial Review—G. Liquidity and Capital Resources—Net Debt and Equity.”

As of 31 December 2010, the 2010 Revolving Facility has been fully repaid and USD 8 billion remains available to be drawn. As of 31 December 2010, USD 4,410 million remains outstanding under the 2010 Term Facility.

As of 5 April 2011, approximately USD 1.6 billion and USD 1.0 billion remain outstanding under the 2010 Term Facility and the 2010 Revolving Facility, respectively.

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

Relief of Belgian dividend withholding tax

Under the income tax convention between the United States of America and Belgium (the “Treaty”), there is a reduced Belgian withholding tax rate of 15% on dividends paid by us to a U.S. resident which beneficially owns the dividends and is entitled to claim the benefits of the Treaty under the limitation of benefits article included in the Treaty (“Qualifying Holders”). If such Qualifying Holder is a company that owns directly at least 10% of our voting stock, the Belgian withholding tax rate is further reduced to 5%. No withholding tax is however applicable if the Qualifying Holder is: (i) a company that is a resident of the United States that has owned directly our shares or ADSs representing at least 10% of our capital for a 12-month period ending on the date the dividend is declared, or (ii) a pension fund that is a resident of the United States, provided that such dividends are not derived from the carrying on of a business by the pension fund or through an associated enterprise.

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

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect, as well as on the Treaty. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

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

Taxation of Dividends

Subject to the passive foreign investment company (or PFIC) rules discussed below, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a non-corporate U.S. holder, dividends paid to you in taxable years beginning before 1 January 2013 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold our shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the shares generally will be qualified dividend income.

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

Subject to certain limitations, the Belgian tax withheld in accordance with the Treaty and paid over to Belgium will be creditable against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent a refund of the tax withheld is available to you under Belgian law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability. In addition, (i) if you are eligible under the Treaty for a lower rate of Belgian withholding tax on a distribution with respect to the shares or ADSs, yet you do not claim such lower rate or (ii) you own VVPR Strips and fail to claim the right to the reduced withholding tax rate or sell your VVPR Strip prior to the time a distribution is made with respect to your shares or ADS, and as a result, you are subject to a greater Belgian withholding tax on the distribution than you could have obtained by (i) claiming benefits under the Treaty or (ii) retaining the VVPR Strips and/or claiming your right to the reduced withholding tax rate, such additional Belgian withholding tax would likely not be eligible for credit against your United States federal income tax liability.

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

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

You may read and copy any reports or other information that we file at the public reference rooms of the Securities and Exchange Commission (“SEC”) at 100 F Street, N.E., Washington, D.C. 20549, and at the SEC’s regional offices located at 3 World Financial Center, Suite 400, New York, New York 10281 and 175 W. Jackson

Boulevard, Suite 900, Chicago, IL 60604. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Electronic filings made through the Electronic Data Gathering, Analysis and Retrieval system are also publicly available through the SEC’s website on the Internet at http://www.sec.gov.

We also make available on our website, free of charge, our annual reports on Form 20-F and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is http://www.ab-inbev.com. The information on our website is not incorporated by reference in this document.

We have filed our amended and restated articles of association and all other deeds that are to be published in the annexes to the Belgian State Gazette with the clerk’s office of the Commercial Court of Brussels (Belgium), where they are available to the public. A copy of the articles of association dated 24 March 2011 has been filed as Exhibit 99.1 to Form 6-K filed on 25 March 2011, and is also available on our website under http://www.ab-inbev.com/go/corporate_governance/bylaws.cfm.

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

Our head office is located at Brouwerijplein 1, 3000 Leuven, Belgium. Our telephone number is +32 (0)1 627 6111 and our website is http://www.ab-inbev.com. The contents of our website do not form a part of this Form 20-F. Although certain references are made to our website in this Form 20-F, no information on our website forms part of this Form 20-F.

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

I. SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk, Hedging and Financial Instruments

We are exposed to foreign currency, interest rate, commodity price, liquidity, equity and credit risks in the normal course of our business. We analyze each of these risks individually as well as on an interconnected basis, and define strategies to manage the economic impact on our performance in line with our financial risk management policy. The risk management committee meets on a frequent basis and is responsible for reviewing the results of the risk assessment, approving recommended risk management strategies, monitoring compliance with the financial risk management policy and reporting to the Finance Committee of our Board.

We use derivative financial instruments to manage foreign currency, interest rate, commodity price, equity and credit risks arising in the normal course of business. We do not, as a matter of policy, make use of derivative financial instruments in the context of trading.

Financial markets experienced significant volatility over the past years, which we have addressed and are continuing to address through our existing risk management policies.

Please refer to note 29 to our audited consolidated financial statements as of 31 December 2010 and 2009, and for the three years ended 31 December 2010 for a fuller quantitative and qualitative discussion on the market risks to which we are subject and our policies with respect to managing those risks.

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

As far as foreign currency risk on firm commitments and forecasted transactions is concerned, our policy is to hedge operational transactions that are reasonably expected to occur (for example, cost of goods sold and selling, general and administrative expenses) within a maximum of 15 months. Operational transactions that are certain (such as capital expenditure) are hedged without any limitation in time. Non-operational transactions (such as acquisitions and disposals of subsidiaries) are hedged as soon as they are certain. Although we systematically hedge our transactional foreign exchange exposure, we do not hedge translational exposure.

As of 31 December 2010, we have locked in all of our anticipated transactional exposure for 2011 for the most important currency pairs such as Brazilian real/USD and USD/Argentinean peso. Some exposures such as USD/Ukrainian hryvnia, and EUR/Ukrainian hryvnia, had been either mostly or partially covered due to the fact that hedging can be limited in certain Eastern European countries as the local foreign exchange market prevents us from hedging at a reasonable cost.

We have performed analyses in relation to our foreign currency translation exposures using a currency sensitivity model that identified varying ranges of possible closing and average exchange rates for 2010, factoring in the possible volatility in those exchange rates (see note 29 to our audited consolidated financial statements as of 31 December 2010 and 2009, and for the three years ended 31 December 2010). We estimate that if the U.S. dollar had weakened or strengthened during 2010 based on such analysis, our 2010 profit before taxes would have been USD 756 million (13%) higher or lower, respectively, while the pre-tax translation reserves in equity would have been USD 1,669 million higher or lower, respectively. Following a similar model with respect to foreign currency transactional risk, if certain currencies in which we hold non-derivative monetary financial instruments in the local currency (primarily in certain Eastern European countries) had weakened or strengthened against the U.S. dollar or euro during 2010, our 2010 profit before taxes would have been USD 12 million lower or higher, respectively, while the pre-tax translation reserves in equity would have been USD 22 million higher or lower, respectively.

Foreign exchange rates have been subject to significant volatility in the recent past and may be again in the future. See note 29 to our audited consolidated financial statements as of 31 December 2010 and 2009, and for the three years ended 31 December 2010 for details of the above sensitivity analyses, a fuller quantitative and qualitative discussion on the foreign currency risks to which we are subject and our policies with respect to managing those risks.

Interest Rate Risk

We are exposed to interest rate risk on our variable-rate interest-bearing financial liabilities. As of 31 December 2010, after certain hedging and fair value adjustments, USD 11,930 million, or 26.6%, of our interest-bearing financial liabilities (which include loans, borrowings and bank overdrafts) bore a variable interest rate. We apply a dynamic interest rate hedging approach where the target mix between fixed and floating rate is reviewed periodically. The purpose of our policy is to achieve an optimal balance between cost of funding and volatility of financial results, while taking into account market conditions as well as our overall business strategy. From time to time, we enter into interest rate swap agreements and forward rate agreements to manage our interest rate risk, and also enter into cross-currency interest rate swap agreements to manage both our foreign currency risk and interest rate risk.

We have performed sensitivity analyses in relation to our interest-bearing financial liabilities and assets that bear a variable rate of interest, factoring in a range of possible volatilities in the different markets where we hold such instruments (see note 29 to our audited consolidated financial statements as of 31 December 2010 and 2009, and for the three years ended 31 December 2010). We have estimated that a change in market interest rates based on the range of volatilities considered in our analysis could have impacted our 2010 interest expense by plus or minus USD 71 million in relation to our floating rate debt. Such increase or decrease would be partly offset by an approximate USD 8 million decrease or increase in interest income on our interest-bearing financial assets.

Interest rates have been subject to significant volatility in the recent past and may be again in the future. See note 29 to our audited consolidated financial statements as of 31 December 2010 and 2009, and for the three years ended 31 December 2010 for details of the above sensitivity analyses, a fuller quantitative and qualitative discussion on the interest rate risks to which we are subject and our policies with respect to managing those risks.

Commodity Price Risk

We have significant exposures to the following commodities: aluminum, corn grits, corn syrup, corrugated cardboard, crowns, glass, hops, labels, malt, fuel oil, natural gas, rice and wheat. The commodity markets have experienced and are expected to continue to experience price fluctuation in the future. We therefore use both fixed-price purchasing contracts and commodity derivatives to minimize exposure to commodity price volatility, primarily for aluminum and sugar.

As of 31 December 2010, we had the following commodity derivatives outstanding, by maturity:

	Notional				Fair Value(1)
Commodities	<1 year	1-5 years	>5 years	Total

Aluminum swaps	1,048	53	—	1,101	119
Other commodity derivatives	406	48	—	454	115

Note:

(1)	Represents the excess of assets over liabilities as of 31 December 2010.

These hedges are designated in a cash flow hedge accounting relationship in accordance with IAS 39.

See note 29 to our audited consolidated financial statements as of 31 December 2010 and 2009, and for the three years ended 31 December 2010 for a fuller quantitative and qualitative discussion on the commodity risks that we are subjected to, and our policies with respect to managing those risks.

Other Risks

See note 29 to our audited consolidated financial statements as of 31 December 2010 and 2009, and for the three years ended 31 December 2010 for a fuller quantitative and qualitative discussion on the equity, credit and liquidity risks to which we are subject and our policies with respect to managing those risks.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. DEBT SECURITIES

Not applicable.

B. WARRANTS AND RIGHTS

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

Fees and Expenses payable by holders

Persons depositing or withdrawing shares or ADS holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

The greater of (a) $.02 (or less) per ADS and (b) 6% of the cash distribution amount per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities to holders of deposited securities by the depositary to ADS holders

$.02 (or less) per ADSs per calendar year	Depositary services. The combined fee for depositary services and cash distribution fees will not exceed $0.02 per ADS for any year

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges that the depositary or the custodian has to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Telex of facsimile charges provided for in the deposit agreement	Expenses for depositary services

Any unavoidable charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

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

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property remaining after it has paid the taxes.

Fees payable by the depositary

For the year ended 31 December 2010, the depositary reimbursed us for expenses we incurred, or paid amounts on our behalf to third parties in connection with the ADS program for a total sum of USD 6.5 million.

Expenses the depositary reimbursed us	Amount (in USD)
Establishment and maintenance expenses	6,186,726

Total	6,186,726

The depositary has also agreed to waive fees for standard costs associated with the administration of the program and has paid certain expenses directly to third parties on our behalf. The table below sets forth those expenses that the depositary paid directly to third parties for the year ended 31 December 2010.

Expenses the depositary paid to third parties on our behalf	Amount (in USD)
Annual stock exchange listing fees	205,646

Standard out-of-pocket maintenance costs	99,296

Total	304,942

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of 31 December 2010. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, as of 31 December 2010, the Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures, in accordance with Exchange Act Rule 13a-15(e), (i) are effective in ensuring that information required to be disclosed in the reports that are filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and (ii) are effective in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the management of the Company, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control of financial reporting. Our internal control of financial reporting is a process designed, under the supervision of the chief executive officer and chief financial officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with generally accepted accounting principles.

Our internal control of financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly, reflect transactions and dispositions of assets, provide reasonable assurance that transactions are recorded in the manner necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are only carried out in accordance with the authorization of our management and directors, and provide reasonable assurance regarding the prevention or timely detection of any unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control of financial reporting may not prevent or detect all misstatements. Moreover, projections of any evaluation of the effectiveness of internal control to future periods are subject to a risk that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate.

Our management has assessed the effectiveness of internal control of financial reporting based on the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that our internal control over financial reporting as of 31 December 2010 was effective.

The effectiveness of internal control of financial reporting as of 31 December 2010 has been audited by PricewaterhouseCoopers Bedrijfsrevisoren BCVBA, as represented by Yves Vandenplas (“PricewaterhouseCoopers Bedrijfsrevisoren”), which also acted as our independent auditor. Their audit report is included in our audited consolidated financial statements included in this Form 20-F.

Changes in internal control over financial reporting

During the period covered by this Form 20-F, we have not made any change to our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Kees J. Storm is an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act and is an independent director under Rule 10A-3 under the Exchange Act.

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

PricewaterhouseCoopers Bedrijfsrevisoren acted as our independent auditor for the fiscal year ended 31 December 2010. Klynveld Peat Marwick Goerdeler (“KPMG”) Réviseurs d’Entreprises SCCRL/Bedrijfsrevisoren BCVBA acted as our independent auditor for the fiscal year ended 31 December 2009. The table below sets forth the total amount billed to us by PricewaterhouseCoopers Bedrijfsrevisoren for services performed in the year 2010 and by KPMG for services performed in the year 2009, and breaks down these amounts by category of service:

	2010	2009
	(USD million)
Audit Fees	7.513	6.467
Audit-Related Fees	0.500	2.103
Tax Fees	4.388	0.120
All Other Fees	0.363	2.832
Total	12.764	11.522

Note:

(1)	The 2009 fees do not include audit and other fees of Anheuser-Busch which were audited by PricewaterhouseCoopers. Our statutory auditor in 2009 was KPMG.

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

Tax Fees

Tax fees in 2010 were related to tax compliance and tax advisory services. Tax fees in 2009 were related to tax compliance services.

All Other Fees

All other fees in 2010 primarily relate to divesture advisory services, and in 2009 primarily relate to audits of businesses acquired or to be sold.

Pre-Approval Policies and Procedures

The advance approval of the Audit Committee or member thereof, to whom approval authority has been delegated, is required for all audit and non-audit services provided by our auditors. The pre-approval policy of the Audit Committee allows the Vice-President of Corporate Audit to approve in advance the following services, capped at $150,000 for each service: statutory or financial audits, services associated with registrations with Belgian and U.S. regulators as well as other documents issued in connection with the offering of securities, accounting advisory on the application of accounting standards, regulatory accounting including Belgian and U.S. SEC filings, responding to regulatory inquiries and training sessions, services related to acquisitions or disposals such as due diligence, audit of opening balance sheet, working capital verification, audit of carve-out financial statements and reports in connection with stock exchange requirements, audit of financial statements of employee benefit plans, preparation and review of tax returns, assistance in connection with field audits by tax authorities, expatriate and individual income tax returns except for individuals in a financial reporting oversight role, advice on pending or proposed tax legislation and tax guidance on proposed tax transactions.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER

There are no outstanding buy-back programs of our shares.

The following table sets forth certain information related to purchases made by the AB InBev Group of our shares or ADSs:

	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
	(number of shares)	(USD)	(number of shares)	(USD million)
January 2010	1,098	(1)	—	—
February 2010	34,469	(1)
March 2010	4,945	(1)
April 2010	1,157	(1)
August 2010	666	(1)
September 2010	666	(1)	—	—
November 2010	3,701	(1)	—	—
Total	46,702	(1)	—	—

Note:

(1)	Under certain of our share-based compensation plans, shares are granted to employees at a discount. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share-Based Payment Plans—AmBev Exchange of Share-Ownership Program.” The discount is granted in the form of additional shares, and if such employees leave the AB InBev Group prior to the end of the applicable vesting period, we take back the shares representing the discount. Technically, all of the “discount” shares are repurchased from the employee by our subsidiary, Brandbrew, for an aggregate price of EUR 1.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

We believe the following to be the significant differences between our corporate governance practices and those applicable to U.S. companies under the NYSE listing standards.

In general, the 2009 Belgian Corporate Governance Code that applies to us is a code of best practices applied to listed companies on a non-binding basis. The Code applies a “comply or explain” approach, that is, companies may depart from the Code’s provisions if they give a reasoned explanation of the reasons for doing so.

Under the NYSE listing standards, a majority of the directors of a listed U.S. company are required to be independent, while in Belgium, only three directors need be independent. As of 31 December 2010, our Board of Directors comprised four independent directors and nine non-independent directors. None of the nine non-independent directors serve as part of our management, and seven of these nine directors are deemed not to be “independent” under the NYSE listing standards solely because they serve as directors of our majority shareholder, Stichting Anheuser-Busch InBev.

The NYSE rules further require that the nominating and compensation committees of a listed U.S. company be composed entirely of independent directors. The Belgian Corporate Governance Code recommends that a majority of the directors on each of these committees meet the technical requirements for independence under Belgian corporate law. As of 1 January 2011, four of the five directors on our Nomination Committee and one of the three directors on our Remuneration Committee would not meet the NYSE independence requirements. As these committees are composed exclusively of non-executive directors who are independent of management and free from any business relationship that could materially interfere with the exercise of their independent judgment, we consider that the composition of these committees achieves the Belgian Corporate Governance Code’s aim of avoiding potential conflicts of interest.

We consider that the terms of reference of our board committees are generally responsive to the relevant NYSE rules, but may not address all aspects of these rules.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this Form 20-F. The audit report of PricewaterhouseCoopers Bedrijfsrevisoren, independent registered public accounting firm, is included herein preceding the audited consolidated financial statements.

ITEM 19.	EXHIBITS

1.1	Consolidated Articles of Association of Anheuser-Busch InBev SA/NV, dated as of 24 March 2011 (English-language translation) (incorporated by reference to Exhibit 99.1 to Form 6-K filed by Anheuser-Busch InBev SA/NV on 25 March 2011).

2.1	Indenture, dated as of 16 October 2009, among the Company, Anheuser-Busch InBev SA/NV, Brandbrew S.A., Cobrew NV/SA and Anheuser-Busch Companies, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”) (incorporated by reference to Exhibit 4.1 to Form F-4 (File No. 333-163464) filed by Anheuser-Busch InBev SA/NV on 3 December 2009).

2.2	Fifth Supplemental Indenture, dated as of 27 November 2009, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors named therein, and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.6 to Form F-4 (File No. 333-163464) filed by Anheuser-Busch InBev SA/NV on 3 December 2009).

2.3	Tenth Supplemental Indenture, dated as of 7 April 2010, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors named therein, and The Bank of New York Mellon Trust Company, N.A., as Trustee.

3.1	Amended and Restated Anheuser-Busch InBev Shareholders Agreement (formerly InBev Shareholders Agreement and Interbrew Shareholders Agreement) dated 9 September 2009 among BRC S.à.R.L, Eugenie Patri Sebastien S.A. (formerly Eugenie Patri Sebastien SCA), Stichting Anheuser-Busch InBev (formerly Stichting InBev and Stichting Interbrew) and Rayvax Societe d’Investissement NV/SA (incorporated by reference to Exhibit 3.1 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 14 September 2009).

3.2	Voting Agreement between Stichting Anheuser-Busch InBev, Fonds InBev-Baillet Latour SPRL and Fonds Voorzitter Verhelst SPRL, dated 17 October 2008 (incorporated by reference to Exhibit 3.2 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 14 September 2009).

4.1	Senior Facilities Agreement for Anheuser-Busch InBev SA/NV and Anheuser-Busch InBev Worldwide Inc., dated 26 February 2010* (incorporated by reference to Exhibit 4.2 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 15 April 2010).

4.2	Share-Based Compensation Plan (incorporated by reference to Exhibit 4.3 to Form S-8 filed by Anheuser-Busch InBev SA/NV on 4 February 2011).

4.3	Share-Based Compensation Plan Relating to American Depositary Shares of Anheuser-Busch InBev (incorporated by reference to Exhibit 4.4 to Form S-8 filed by Anheuser-Busch InBev SA/NV on 4 February 2011).

4.4	Long-Term Incentive Plan Relating to Shares of Anheuser-Busch InBev (incorporated by reference to Exhibit 4.3 to Form S-8 filed by Anheuser-Busch InBev SA/NV on 17 December 2010).

4.5	Long-Term Incentive Plan Relating to American Depositary Shares of Anheuser-Busch InBev (incorporated by reference to Exhibit 4.4 to Form S-8 filed by Anheuser-Busch InBev SA/NV on 17 December 2010).

4.6	Exceptional Incentive Restricted Stock Units Programme (incorporated by reference to Exhibit 4.5 to Form S-8 filed by Anheuser-Busch InBev SA/NV on 17 December 2010).

4.7	Discretionary Restricted Stock Units Programme (incorporated by reference to Exhibit 4.3 to Form S-8 filed by Anheuser-Busch InBev SA/NV on 8 September 2010).

4.8	Terms and Conditions of Anheuser-Busch InBev SA/NV Stock Option Plan – Stock Options Grant of 18 December 2009 (incorporated by reference to Exhibit 4.3 to Form S-8 filed by Anheuser-Busch InBev SA/NV on 25 February 2010).

4.9	Anheuser-Busch InBev SA/NV Long-Term Incentive Plan – Stock Options Grant of 18 December 2009 (incorporated by reference to Exhibit 4.4 to Form S-8 filed by Anheuser-Busch InBev SA/NV on 25 February 2010).

4.10	Forms of Stock Option Plan underlying the Dividend Waiver and Exchange Program (incorporated by reference to Exhibit 4.5 to Form S-8 filed by Anheuser-Busch InBev SA/NV on 25 February 2010).

4.11	Share Based Compensation Plan March 2010 (incorporated by reference to Exhibit 4.6 to Form S-8 filed by Anheuser-Busch InBev SA/NV on 25 February 2010).

4.12	Share Based Compensation Plan March 2010 for EBM, GHQ & NY (incorporated by reference to Exhibit 4.7 to Form S-8 filed by Anheuser-Busch InBev SA/NV on 25 February 2010 and post-effectively amended by Amendment No. 1 to Form S-8 filed by Anheuser-Busch InBev SA/NV on 4 February 2011).

6.1	Description of earnings per share (included in note 23 to our actual audited consolidated financial statements included in this Form 20-F).

7.1	Description of ratios.

8.1	List of significant subsidiaries (included in note 36 to our actual audited consolidated financial statements included in this Form 20-F).

11.1	Code of Business Conduct, dated as of August 2009 (incorporated by reference to Exhibit 11.1 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 15 April 2010).

12.1	Principal Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Principal Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Principal Executive Officer and Principal Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of PricewaterhouseCoopers Bedrijfsrevisoren BCVBA.

15.2	Consent of KPMG—Bedrijfsrevisoren / Réviseurs d’Entreprises.

15.3	Consent of PricewaterhouseCoopers LLP.

Note:

*	Certain terms are omitted pursuant to a request for confidential treatment.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Anheuser-Busch InBev SA/NV (Registrant)

Date: 12 April 2011	By:	/s/ Sabine Chalmers
	Name:	Sabine Chalmers
	Title:	Chief Legal and Corporate Affairs Officer

AB INBEV GROUP ACTUAL HISTORICAL FINANCIAL INFORMATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Anheuser-Busch InBev SA/NV

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Anheuser-Busch InBev SA/NV and its subsidiaries at 31 December 2010, and the results of their operations and their cash flows for the year ended 31 December 2010 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s annual report on internal control over financial reporting” as set out in Item 15 on page 177. Our responsibility is to express an opinion on these financial statements and on the Company’s internal control over financial reporting based on our integrated audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Sint-Stevens-Woluwe, Belgium 11 April 2011

PricewaterhouseCoopers Bedrijfsrevisoren BCVBA

Represented by

/s/ Yves Vandenplas

Yves Vandenplas

Bedrijfsrevisor

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

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP St. Louis, MO April 14, 2010

Consolidated financial statements

Consolidated income statement

For the year ended 31 December Million US dollar	Notes	2010	2009[1]	2008[1]
Revenue		36 297	36 758	23 507
Cost of sales		(16 151)	(17 198)	(10 336)

Gross profit		20 146	19 560	13 171

Distribution expenses		(2 913)	(2 671)	(2 725)
Sales and marketing expenses		(4 712)	(4 992)	(3 510)
Administrative expenses		(1 960)	(2 310)	(1 478)
Other operating income/(expenses)	7	604	661	440
Restructuring (including impairment losses)	8	(252)	(153)	(457)
Fair value adjustments	8	—	(67)	(43)
Business and asset disposal (including impairment losses)	8	(16)	1 541	(38)
Disputes	8	—	—	(20)

Profit from operations		10 897	11 569	5 340

Finance cost	11	(4 261)	(4 766)	(1 852)
Finance income	11	525	347	252

Net finance cost		(3 736)	(4 419)	(1 600)

Share of result of associates	16	521	513	60

Profit before tax		7 682	7 663	3800

Income tax expense	12	(1 920)	(1 786)	(674)

Profit		5 762	5 877	3 126

Attributable to:
Equity holders of AB InBev		4 026	4 613	1 927
Non-controlling interest		1 736	1 264	1 199

Basic earnings per share	23	2.53	2.91	1.93
Diluted earnings per share	23	2.50	2.90	1.93

Consolidated statement of comprehensive income

For the year ended 31 December Million US dollar	2010	2009[1]	2008[1]
Profit	5 762	5 877	3 126

Other comprehensive income:
Exchange differences on translation of foreign operations (gains/(losses))	606	2 146	(3 902)
Cash flow hedges
Recognized in equity	(120)	729	(2 311)
Removed from equity and included in profit or loss	892	478	(22)
Removed from equity and included in the initial cost of inventories	—	(37)	25
Actuarial gains/(losses)	(191)	134	(372)
Share of other comprehensive income of associates	385	322	(310)

Other comprehensive income, net of tax	1 572	3 772	(6 892)

Total comprehensive income	7 334	9 649	(3 766)

Attributable to:
Equity holders of AB InBev	5 571	8 168	(4 690)
Non-controlling interest	1 763	1 481	924

The accompanying notes are an integral part of these consolidated financial statements.

[1]	Reclassified to conform to the 2010 presentation.

Consolidated statement of financial position

As at 31 December Million US dollar	Notes	2010	2009
Assets
Non-current assets
Property, plant and equipment	13	15 893	16 461
Goodwill	14	52 498	52 125
Intangible assets	15	23 359	23 165
Investments in associates	16	7 295	6 744
Investment securities	17	243	277
Deferred tax assets	18	744	949
Employee benefits	25	13	10
Trade and other receivables	20	1 700	1 941

		101 745	101 672

Current assets
Investment securities	17	641	55
Inventories	19	2 409	2 354
Income tax receivable		366	590
Trade and other receivables	20	4 638	4 099
Cash and cash equivalents	21	4 511	3 689
Assets held for sale	22	32	66

		12 597	10 853

Total assets		114 342	112 525

EQUITY AND LIABILITIES
Equity
Issued capital	23	1 733	1 732
Share premium		17 535	17 515
Reserves		2 335	623
Retained earnings		13 656	10 448

Equity attributable to equity holders of AB InBev		35 259	30 318

Non-controlling interest		3 540	2 853

		38 799	33 171

Non-current liabilities
Interest-bearing loans and borrowings	24	41 961	47 049
Employee benefits	25	2 746	2 611
Deferred tax liabilities	18	11 909	12 495
Trade and other payables	28	2 295	1 979
Provisions	27	912	966

		59 823	65 100

Current liabilities
Bank overdrafts	21	14	28
Interest-bearing loans and borrowings	24	2 919	2 015
Income tax payable		478	526
Trade and other payables	28	12 071	11 377
Provisions	27	238	308

		15 720	14 254

Total equity and liabilities		114 342	112 525

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of changes in equity

	Attributable to equity holders of AB InBev										Non- controlling interest	Total equity
Million US dollar	Issued capital	Share premium	Treasury shares	Share- based payment reserves	Translation reserves	Hedging reserves	Actuarial gains/ (losses)	Other reserves	Retained earnings	Total
As per 1 January 2008	559	8 802	(703)	117	4 893	89	(292)	(25)	6 617	20 057	1 892	21 949
Profit	—	—	—	—	—	—	—	—	1 927	1 927	1 199	3 126
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	—	—	—	—	(3 556)	—	—	—	—	(3 556)	(346)	(3 902)
Cash flow hedges	—	—	—	—	—	(2 331)	—	—	—	(2 331)	23	(2 308)
Actuarial gains/(losses)	—	—	—	—	—	—	(420)	—	—	(420)	48	(372)
Share of other comprehensive income of associates	—	—	—	—	(310)	—	—	—	—	(310)	—	(310)
Total comprehensive income	—	—	—	—	(3 866)	(2 331)	(420)	—	1 927	(4 690)	924	(3 766)
Shares issued	1 171	8 675	—	—	—	—	—	—	—	9 846	—	9 846
Transaction cost capital increase	—	—	—	—	—	—	—	—	(117)	(117)	—	(117)
Dividends	—	—	—	—	—	—	—	—	(2 010)	(2 010)	(618)	(2 628)
Share-based payments	—	—	—	6	—	—	—	—	—	6	6	12
Treasury shares	—	—	(294)	—	—	—	—	(421)	—	(715)	(1)	(716)
Scope and other changes	—	—	—	—	—	—	—	—	65	65	(214)	(149)

As per 31 December 2008	1 730	17 477	(997)	123	1 027	(2 242)	(712)	(446)	6 482	22 442	1 989	24 431

	Attributable to equity holders of AB InBev										Non- controlling interest	Total equity
Million US dollar	Issued capital	Share premium	Treasury shares	Share- based payment reserves	Translation reserves	Hedging reserves	Actuarial gains/ (losses)	Other reserves	Retained earnings	Total
As per 1 January 2009	1 730	17 477	(997)	123	1 027	(2 242)	(712)	(446)	6 482	22 442	1 989	24 431
Profit	—	—	—	—	—	—	—	—	4 613	4 613	1 264	5 877
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	—	—	—	—	1 894	—	—	—	—	1 894	252	2 146
Cash flow hedges	—	—	—	—	—	1 190	—	—	—	1 190	(20)	1 170
Actuarial gains/(losses)	—	—	—	—	—	—	165	—	(16)	149	(15)	134
Share of other comprehensive income of associates	—	—	—	—	322	—	—	—	—	322	—	322
Total comprehensive income	—	—	—	—	2 216	1 190	165	—	4 597	8 168	1 481	9 649
Shares issued	2	38	—	—	—	—	—	—	—	40	—	40
Dividends	—	—	—	—	—	—	—	—	(669)	(669)	(722)	(1 391)
Share-based payments	—	—	—	145	—	—	—	—	—	145	10	155
Treasury shares	—	—	338	—	—	—	—	(184)	—	154	(3)	151
Scope and other changes	—	—	—	—	—	—	—	—	38	38	98	136

As per 31 December 2009	1 732	17 515	(659)	268	3 243	(1 052)	(547)	(630)	10 448	30 318	2 853	33 171

	Attributable to equity holders of AB InBev										Non- controlling interest	Total equity
Million US dollar	Issued capital	Share premium	Treasury shares	Share- based payment reserves	Translation reserves	Hedging reserves	Actuarial gains/ (losses)	Other reserves	Retained earnings	Total
As per 1 January 2010	1 732	17 515	(659)	268	3 243	(1 052)	(547)	(630)	10 448	30 318	2 853	33 171
Profit	—	—	—	—	—	—	—	—	4 026	4 026	1 736	5 762
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	—	—	—	—	554	—	—	—	—	554	52	606
Cash flow hedges	—	—	—	—	—	746	—	—	—	746	26	772
Actuarial gains/(losses)	—	—	—	—	—	—	(140)	—	—	(140)	(51)	(191)
Share of other comprehensive income of associates	—	—	—	—	385	—	—	—	—	385	—	385
Total comprehensive income	—	—	—	—	939	746	(140)	—	4 026	5 571	1 763	7 334
Shares issued	1	20	—	—	—	—	—	—	—	21	—	21
Dividends	—	—	—	—	—	—	—	—	(857)	(857)	(1 119)	(1 976)
Share-based payments	—	—	—	111	—	—	—	—	—	111	15	126
Treasury shares	—	—	71	—	—	—	—	(15)	—	56	4	60
Scope and other changes	—	—	—	—	—	—	—	—	39	39	24	63

As per 31 December 2010	1 733	17 535	(588)	379	4 182	(306)	(687)	(645)	13 656	35 259	3 540	38 799

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated cash flow statement

For the year ended 31 December Million US dollar	Notes	2010	2009	2008
OPERATING ACTIVITIES
Profit		5 762	5 877	3 126
Depreciation, amortization and impairment	10	2 788	2 818	1 912
Impairment losses on receivables, inventories and other assets		150	167	149
Additions/(reversals) in provisions and employee benefits		373	188	572
Net finance cost	11	3 736	4 419	1 600
Loss/(gain) on sale of property, plant and equipment and intangible assets		(113)	(189)	(56)
Loss/(gain) on sale of subsidiaries, associates and assets held for sale		(58)	(1 555)	(33)
Equity-settled share-based payment expense	26	156	208	63
Income tax expense	12	1 920	1 786	674
Other non-cash items included in the profit		72	24	(12)
Share of result of associates	16	(521)	(513)	(60)

Cash flow from operating activities before changes in working capital and use of provisions		14 265	13 230	7 935

Decrease/(increase) in trade and other receivables		(190)	149	201
Decrease/(increase) in inventories		(134)	301	(388)
Increase/(decrease) in trade and other payables		550	337	364
Pension contributions and use of provisions		(519)	(548)	(490)

Cash generated from operations		13 972	13 469	7 622

Interest paid		(2 987)	(2 908)	(975)
Interest received		219	132	126
Dividends received		383	—	1
Income tax paid		(1 682)	(1 569)	(1 241)

CASH FLOW FROM OPERATING ACTIVITIES		9 905	9 124	5 533

INVESTING ACTIVITIES
Proceeds from sale of property, plant and equipment and of intangible assets		221	327	228
Proceeds from sale of assets held for sale		121	877	76
Proceeds from sale of associates		25	936	13
Sale of subsidiaries, net of cash disposed of	6	9	5 232	47
Acquisition of subsidiaries, net of cash acquired	6	(37)	(608)	(51 626)
Purchase of non-controlling interest	23	(34)	(38)	(853)
Acquisition of property, plant and equipment and of intangible assets	13-15	(2 344)	(1 713)	(2 652)
Investment in short term debt securities	17	(604)	—	—
Net proceeds/(acquisition) of other assets		81	227	(114)
Net repayments/(payments) of loans granted		16	29	3

CASH FLOW FROM INVESTING ACTIVITIES		(2 546)	5 269	(54 878)

FINANCING ACTIVITIES
Net proceeds from the issue of share capital	23	215	76	9 764
Net purchase of treasury shares		—	—	(797)
Proceeds from borrowings		27 313	27 834	56 425
Payments on borrowings		(31 603)	(39 627)	(11 953)
Cash net finance costs other than interests		(754)	(62)	(632)
Payment of finance lease liabilities		(4)	(4)	(6)
Dividends paid		(1 924)	(1 313)	(2 922)

CASH FLOW FROM FINANCING ACTIVITIES		(6 757)	(13 096)	49 879

Net increase/(decrease) in cash and cash equivalents		602	1 297	534

Cash and cash equivalents less bank overdrafts at beginning of year		3 661	2 171	1 831
Effect of exchange rate fluctuations		234	193	(194)

Cash and cash equivalents less bank overdrafts at end of year	21	4 497	3 661	2 171

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements

1. CORPORATE INFORMATION

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with an American Depositary Receipt secondary listing on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world's top five consumer products companies. A true consumer-centric, sales driven organization, AB InBev manages a portfolio of well over 200 beer brands that includes global flagship brands Budweiser®, Stella Artois® and Beck’s®, fast growing multi-country brands like Leffe® and Hoegaarden®, and strong “local champions” such as Bud Light®, Skol®, Brahma®, Quilmes®, Michelob®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, and Jupiler®, among others. In addition, the company owns a 50 percent equity interest in the operating subsidiary of Grupo Modelo, Mexico’s leading brewer and owner of the global Corona® brand. AB InBev’s dedication to heritage and quality is rooted in brewing traditions that originate from the Den Hoorn brewery in Leuven, Belgium, dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, which traces its origins back to 1852 in St. Louis, USA. Geographically diversified with a balanced exposure to developed and developing markets, AB InBev leverages the collective strengths of its approximately 114 000 employees based in operations in 23 countries across the world. The company strives to be the Best Beer Company in a Better World. In 2010, AB InBev realized 36.3 billion US dollar revenue.

The consolidated financial statements of the company for the year ended 31 December 2010 comprise the company and its subsidiaries (together referred to as “AB InBev” or the “company”) and the company’s interest in associates and jointly controlled entities.

The financial statements were authorized for issue by the board of directors on 11 April 2011.

2. STATEMENT OF COMPLIANCE

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and in conformity with IFRS as adopted by the European Union up to 31 December 2010 (collectively “IFRS”). AB InBev did not apply any European carve-outs from IFRS. AB InBev has not applied early any new IFRS requirements that are not yet effective in 2010.

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

(B) FUNCTIONAL AND PRESENTATION CURRENCY

Effective 1 January 2009, the company changed the presentation currency of the consolidated financial statements from the euro to the US dollar, reflecting the post-Anheuser-Busch acquisition profile of the company’s revenue and cash flows, which are now primarily generated in US dollar and US dollar-linked currencies. AB InBev believes that this change provides greater alignment of the presentation currency with AB InBev’s most significant operating currency and underlying financial performance. Unless otherwise specified, all financial information included in these financial statements have been stated in US dollar and has been rounded to the nearest million. The functional currency of the parent company is the euro.

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

(D) PRINCIPLES OF CONSOLIDATION

Subsidiaries are those companies in which AB InBev, directly or indirectly, has an interest of more than half of the voting rights or, otherwise, has control, directly or indirectly, over the operations so as to govern the financial and operating policies in order to obtain benefits from the companies’ activities. In assessing control, potential voting rights that presently are exercisable are taken into account. Control is presumed to exist where AB InBev owns, directly or indirectly, more than one half of the voting rights (which does not always equate to economic ownership), unless it can be demonstrated that such ownership does not constitute control. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Total comprehensive income of subsidiaries is attributed to the owners of the company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

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

The financial statements of the company’s subsidiaries, jointly controlled entities and associates are prepared for the same reporting year as the parent company, using consistent accounting policies. In exceptional cases when the financial statements of a subsidiary, jointly controlled entity or associate are prepared as of a different date from that of AB InBev (e.g. Modelo), adjustments are made for the effects of significant transactions or events that occur between that date and the date of AB InBev's financial statements. In such cases, the difference between the end of the reporting period of these subsidiaries, jointly controlled entities or associates from AB InBev's reporting period is no more than three months. Upon acquisition of Anheuser Busch, their operations in China were reported with one month time lag. During 2009, their reporting has been aligned to AB InBev’s reporting period.

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

(E) SUMMARY OF CHANGES IN ACCOUNTING POLICIES

The following new standards and amendments to standards are mandatory for the first time for the financial year beginning 1 January 2010.

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

The company adopted the revised standard as of 1 January 2010 with no material effect on its financial result or financial position. Please refer to Note 6 Acquisition and disposal of subsidiaries for more details.

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

The company adopted the amendment as of 1 January 2010. The effect for changes in ownership interests, while maintaining control, is disclosed in Note 23 Changes in equity and earnings per share. The effect from loss of control of a subsidiary and the measurement at fair value of the retained interest is disclosed in Note 6 Acquisition and disposal of subsidiaries.

IAS 28 Investments in Associates (2008)

The principle adopted under IAS 27 (2008) (see above) that a loss of control is recognized as a disposal and reacquisition of any retained interest is measured at fair value is extended by consequential amendments to IAS 28. Therefore, when significant influence over an associate is lost, the investment measures any investments retained in the former associate at fair value, with any consequential gain or loss recognized in profit or loss.

The company adopted the revised standard as of 1 January 2010 with no material effect on its financial result or financial position.

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

The company adopted the interpretation as of 1 January 2010 with no material effect on its financial result or financial position.

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

The company adopted the interpretation as of 1 January 2010 with no material effect on its financial result or financial position.

Amendment to IAS 39 Financial Instruments: Recognition and Measurement – Eligible Hedged Items

Amendment to IAS 39 Financial Instruments: Recognition and Measurement – Eligible Hedged Items provides additional guidance concerning specific positions that qualify for hedging (“eligible hedged items”).

The company adopted the amendment as of 1 January 2010 with no material effect on its financial result or financial position.

Improvements to IFRSs (2009)

Improvements to IFRSs (2009) is a collection of minor improvements to existing standards.

The company adopted the improvement as of 1 January 2010 with no material effect on its financial result or financial position.

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

The company adopted the amendment as of 1 January 2010 with no material effect on its financial result or financial position.

IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments

IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments provides guidance on the accounting for debt for equity swaps.

The company adopted the interpretation as of 1 January 2010 with no material effect on its financial result or financial position.

Revised IAS 24 Related Party Disclosures (2009)

Revised IAS 24 Related Party Disclosures amends the definition of a related party and modifies certain related party disclosure requirements for government-related entities.

The company adopted the revised standard as of 1 January 2010 with no material effect on its financial result or financial position.

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

The company adopted the amendment as of 1 January 2010 with no material effect on its financial result or financial position.

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

In hyperinflationary economies, re-measurement of the local currency denominated non-monetary assets, liabilities, income statement accounts as well as equity accounts is made by applying a general price index. These re-measured accounts are used for conversion into US dollar at the closing exchange rate. As of 30 November 2009 the economy in Venezuela has been assessed to be highly inflationary and AB InBev has applied the price index from Venezuela’s central bank to report its Venezuelan operations from December 2009 until October 2010, when the Venezuelan operations were deconsolidated, following the transaction between

AmBev and Cerveceria Regional S.A. The impact of hyperinflation accounting is not material to the company’s financial results nor financial position.

Effective 1 January 2010, one of AB InBev's holding companies changed its functional currency from the euro to the US dollar. As a result of the refinancing of the debt related to the Anheuser-Busch acquisition in late 2009 and beginning 2010, the primary economic environment for this entity became the US dollar. In accordance with IAS 21 The Effects of Changes in Foreign Exchange Rates the change was accounted for prospectively.

EXCHANGE RATES

The most important exchange rates that have been used in preparing the financial statements are:

	Closing rate			Average rate
1 US dollar equals:	2010	2009	2008	2010	2009	2008
Argentinean peso	3.975791	3.796702	3.449805	3.945504	3.726834	3.116907
Brazilian real	1.666201	1.741198	2.337001	1.767915	2.015192	1.778974
Canadian dollar	0.997006	1.050117	1.221383	1.033045	1.147982	1.047465
Chinese yuan	6.602304	6.826993	6.823021	6.757342	6.863060	7.007161
Euro	0.748391	0.694155	0.718546	0.756302	0.721191	0.676163
Pound sterling	0.644177	0.616479	0.684415	0.647243	0.643458	0.533130
Russian ruble	30.184359	30.117797	29.776885	30.144764	31.833634	24.626252
Ukrainian hryvnia	7.912866	7.947278	7.800109	7.849527	7.743168	5.158557

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

Borrowing cost directly attributable to the acquisition, construction or production of qualifying assets are capitalized as part of the cost of such assets.

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

OTHER INTANGIBLE ASSETS

Other intangible assets, acquired by the company, are stated at cost less accumulated amortization and impairment losses.

Other intangible assets also include multi-year sponsorship rights acquired by the company. These are stated at present value of the future payments less accumulated amortization and impairment losses.

SUBSEQUENT EXPENDITURE

Subsequent expenditure on capitalized intangible assets is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

AMORTIZATION

Intangible assets with a finite life are amortized using the straight-line method over their estimated useful lives. Licenses, brewing, supply and distribution rights are amortized over the period in which the rights exist. Brands are considered to have an indefinite life unless plans exist to discontinue the brand. Discontinuance of a brand can be either through sale or termination of marketing support. When AB InBev purchases distribution rights for its own products the life of these rights is considered indefinite, unless the company has a plan to discontinue the related brand or distribution. Software and capitalized development cost related to technology are amortized over 3 to 5 years.

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

(H) BUSINESS COMBINATIONS

The company applies the purchase method of accounting to account for acquisitions of businesses. The cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred and equity instruments issued. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date. The excess of the cost of the acquisition over the company’s interest in the fair value of the identifiable net assets acquired is recorded as goodwill.

The allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions requiring management judgment.

(I) GOODWILL

Goodwill is determined as the excess of the consideration paid over AB InBev’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquired subsidiary, jointly controlled entity or associate recognized at the date of acquisition. All business combinations are accounted for by applying the purchase method. Business combinations entered into before 31 March 2004, were accounted for in accordance with IAS 22 Business Combinations. This means that acquired intangibles such as brands were subsumed under goodwill for those transactions. Effective 1 January 2010, when AB InBev acquires non-controlling interests any difference between the cost of acquisition and the non-controlling interest’s share of net assets acquired is accounted for as an equity transaction in accordance with IAS 27 Consolidated and Separate Financial Statements.

In conformity with IFRS 3 Business Combinations, goodwill is stated at cost and not amortized but tested for impairment on an annual basis and whenever there is an indicator that the cash generating unit to which goodwill has been allocated, may be impaired (refer accounting policy P).

Goodwill is expressed in the currency of the subsidiary or jointly controlled entity to which it relates and is translated to US dollar using the year-end exchange rate.

In respect of associates, the carrying amount of goodwill is included in the carrying amount of the investment in the associate.

If AB InBev’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized exceeds the cost of the business combination such excess is recognized immediately in the income statement as required by IFRS 3 Business Combinations.

Expenditure on internally generated goodwill is expensed as incurred.

(J) PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is measured at cost less accumulated depreciation and impairment losses (refer accounting policy P). Cost includes the purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management (e.g. non refundable tax and transport cost). The cost of a self-constructed asset is determined using the same principles as for an acquired asset. The depreciation methods, residual value, as well as the useful lives are reassessed and adjusted if appropriate, annually.

Borrowing cost directly attributable to the acquisition, construction or production of qualifying assets are capitalized as part of the cost of such assets.

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

The estimated useful lives are defined in terms of the asset’s expected utility to the company and can vary from one geographical area to another. On average the estimated useful lives are as follows:

Industrial buildings – other real estate properties	20 - 33 years

Production plant and equipment:
Production equipment	10 - 15 years
Storage, packaging and handling equipment	5 - 7 years

Returnable packaging:
Kegs	2 - 10 years
Crates	2 - 10 years
Bottles	2 - 5 years

Point of sale furniture and equipment	5 years

Vehicles	5 years

Information processing equipment	3 - 5 years

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

In general, investments in debt securities with original maturities of more than three months and remaining maturities of less than one year are classified as short-term investments. Investments with maturities beyond one year may be classified as short-term based on their highly liquid nature and because such marketable securities represent the investment of cash that is available for current operations.

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

Goodwill and intangible assets with indefinite useful life are tested annually at the business unit level (that is one level below the segments). The recoverable amount of the cash generating units to which the goodwill and the intangible assets with indefinite useful life belong is based on a fair value approach. More specifically, a discounted free cash flow approach, based on current acquisition valuation models, is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

Whenever there is an indication of impairment, intangible assets with an indefinite useful life are tested on a fair value approach applying multiples that reflect current market transactions to indicators that drive the profitability of the asset or the royalty stream that could be obtained from licensing the intangible asset to another party in an arm’s length transaction.

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

In accordance with IAS 12 Income Taxes deferred taxes are provided using the so-called balance sheet liability method. This means that, for all taxable and deductible differences between the tax bases of assets and liabilities and their carrying amounts in the balance sheet a deferred tax liability or asset is recognized. Under this method a provision for deferred taxes is also made for differences between the fair values of assets and liabilities acquired in a business combination and their tax base. IAS 12 prescribes that no deferred taxes are recognized i) on initial recognition of goodwill, ii) at the initial recognition of assets or liabilities in a transaction that is not a business combination and affects neither accounting nor taxable profit and iii) on differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using currently or substantively enacted tax rates.

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

When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative gain or loss (at that point) remains in equity and is reclassified in accordance with the above policy when the hedged transaction occurs. If the hedged transaction is no longer probable, the cumulative gain or loss recognized in other comprehensive income is reclassified into the income statement immediately.

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

(BB) EXCEPTIONAL ITEMS

Exceptional items are those that in management’s judgment need to be disclosed by virtue of their size or incidence. Such items are disclosed on the face of the consolidated income statement or separately disclosed in the notes to the financial statements. Transactions which may give rise to exceptional items are principally restructuring activities, impairments, gains or losses on disposal of investments and the effect of the accelerated repayment of certain debt facilities.

(CC) DISCONTINUED OPERATIONS AND NON-CURRENT ASSETS HELD FOR SALE

A discontinued operation is a component of the company that either has been disposed of or is classified as held for sale and represents a separate major line of business or geographical area of operations and is part of a single coordinated plan to dispose of or is a subsidiary acquired exclusively with a view to resale.

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

(DD) RECENTLY ISSUED IFRS

To the extent that new IFRS requirements are expected to be applicable in the future, they have been summarized hereafter. For the year ended 31 December 2010, they have not been applied in preparing these consolidated financial statements.

IFRS 9 Financial Instruments

IFRS 9 Financial Instruments is the standard issued as part of a wider project to replace IAS 39. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The guidance in IAS 39 on impairment of financial assets and hedge accounting continues to apply.

Prior periods need not be restated if an entity adopts the standard for reporting periods beginning before 1 January 2012. IFRS 9, which becomes mandatory for AB InBev’s 2013 consolidated financial statements, is not expected to have a material impact on AB InBev’s consolidated financial statements.

A number of other new standards, amendments to standards, and interpretations are effective for annual periods beginning after 1 January 2010, and have not been applied in preparing these consolidated financial statements. None of them is expected to have a significant effect on AB InBev’s consolidated financial statements.

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

During 2010 AB InBev conducted an operational review of the useful lives of certain items of property, plant and equipment in the zone Latin America North, which resulted in changes in the expected usage of some of these assets. See Note 13 Property, plant and equipment.

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

Effective from 1 January 2010 onward, AB InBev has updated its segment reporting for purposes of internal review by senior management. This presentation treats all 2009 divestitures as if they had closed on 1 January 2009. In addition, certain intra–group transactions, which were previously recorded in the zones, are recorded in the Global Export and Holding Companies segment, thus with no impact at the consolidated level. The tables below provide the segment information per zone for 2009 in the format that is used by management as of 2010 to monitor performance. The differences between the 2009 Reference base and the 2009 audited income statement as Reported represent the effect of divestitures.

SEGMENT REPORTING (2009 REPORTED)

All figures in the table below are stated in million US dollar, except volume (million hls) and full time equivalents (FTE in units)

	North America			Latin America North			Latin America South			Western Europe
	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008
Volume	129	135	27	120	110	102	34	33	34	32	33	34

Revenue	15 296	15 486	3 753	10 018	7 649	7 664	2 182	1 899	1 855	3 937	4 312	4 754

Cost of goods sold	(6 946)	(7 525)	(1 586)	(3 410)	(2 487)	(2 634)	(842)	(735)	(782)	(1 883)	(1 962)	(2 232)
Distribution expenses	(774)	(792)	(499)	(1 128)	(781)	(916)	(180)	(166)	(145)	(393)	(457)	(592)
Sales and marketing expenses	(1 565)	(1 694)	(430)	(1 238)	(1 016)	(837)	(228)	(182)	(191)	(716)	(798)	(943)
Administrative expenses	(526)	(636)	(155)	(518)	(551)	(418)	(75)	(73)	(72)	(291)	(389)	(345)
Other operating income/(expenses)	61	54	(4)	359	243	208	(8)	(12)	11	83	(107)	(144)
Normalized profit from operations (EBIT)	5 546	4 894	1 079	4 083	3 056	3 067	849	731	676	737	599	498

Exceptional items (refer Note 8)	(237)	62	(220)	(34)	109	(27)	(8)	(7)	(4)	(54)	(56)	(275)
Profit from operations (EBIT)	5 309	4 956	859	4 049	3 165	3 040	841	724	672	683	543	223

Net finance cost	(503)	(567)	(97)	(98)	(353)	(590)	(55)	(92)	(43)	(291)	(299)	(504)
Share of result of associates	520	514	57	—	—	—	—	—	1	1	(1)	—
Profit before tax	5 326	4 903	819	3 951	2 811	2 450	786	632	630	393	244	(281)

Income tax expense	(1 454)	(1 519)	(151)	(637)	(521)	(303)	(230)	(184)	(189)	(98)	(73)	130

Profit	3 872	3 384	668	3 314	2 290	2 147	556	448	441	295	171	(151)

Normalized EBITDA	6 444	5 868	1 308	4 780	3 492	3 540	1 009	875	808	1 099	983	948
Exceptional items	(154)	62	(220)	(34)	109	(27)	(8)	(7)	(4)	(54)	(56)	(275)
Exceptional impairment	(83)	—	—	—	—	—	—	—	—	—	—	—
Depreciation, amortization and impairment	(898)	(974)	(229)	(697)	(437)	(473)	(160)	(144)	(132)	(362)	(384)	(450)
Net finance costs	(503)	(567)	(97)	(98)	(353)	(590)	(55)	(92)	(43)	(291)	(299)	(504)
Share of results of associates	520	514	57	—	—	—	—	—	1	1	(1)	—
Income tax expense	(1 454)	(1 519)	(151)	(637)	(521)	(303)	(230)	(184)	(189)	(98)	(73)	130

Profit	3 872	3 384	668	3 313	2 290	2 147	556	448	441	295	171	(151)

Normalized EBITDA margin in %	42.1%	37.9%	34.9%	47.7%	45.7%	46.2%	46.2%	46.1%	43.6%	27.9%	22.8%	19.9%

Segment assets	72 412	72 222	69 633	17 767	16 221	12 052	3 564	3 766	3 841	5 436	5 889	6 169
Intersegment elimination
Non-segmented assets
Total assets

Segment liabilities	5 737	5 250	6 075	4 619	3 819	2 470	685	785	763	2 593	3 067	2 577
Intersegment elimination
Non-segmented liabilities

Total liabilities

Gross capex	282	342	318	1 046	499	615	179	155	285	322	246	537
Additions to/(reversals of) provisions	167	(24)	157	28	53	88	2	3	6	62	59	142
FTE	18 264	19 597	21 871	32 098	28 460	28 517	8 040	7 780	7 554	7 989	7 551	8 965

SEGMENT REPORTING (2009 REPORTED)

All figures in the table below are stated in million US dollar, except volume (million hls) and full time equivalents (FTE in units)

	Central and Eastern Europe			Asia Pacific			Global Export and Holding Companies			Consolidated
	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008
Volume	27	40	46	50	53	37	7	5	5	399	409	285

Revenue	1 619	2 492	3 267	1 767	1 985	1 494	1 479	2 936	720	36 297	36 758	23 507

Cost of goods sold	(857)	(1 194)	(1 693)	(1 008)	(1 052)	(812)	(1 206)	(2 243)	(597)	(16 151)	(17 198)	(10 336)
Distribution expenses	(191)	(241)	(410)	(140)	(142)	(99)	(106)	(93)	(64)	(2 913)	(2 671)	(2 725)
Sales and marketing expenses	(353)	(485)	(660)	(439)	(542)	(333)	(174)	(275)	(116)	(4 712)	(4 992)	(3 510)
Administrative expenses	(109)	(171)	(176)	(148)	(142)	(101)	(292)	(349)	(211)	(1 960)	(2 310)	(1 478)
Other operating income/(expenses)	7	(121)	(132)	47	36	26	54	568	475	604	661	440
Normalized profit from operations (EBIT)	117	281	196	79	144	175	(245)	543	207	11 165	10 248	5 898

Exceptional items (refer Note 8)	2	(1)	(10)	9	(47)	(22)	54	1 261	—	(268)	1 321	(558)
Profit from operations (EBIT)	118	279	186	88	96	153	(191)	1 805	207	10 897	11 569	5 340

Net finance cost	(41)	(37)	(97)	8	(10)	(9)	(2 756)	(3 061)	(260)	(3 736)	(4 419)	(1 600)
Share of result of associates	—	—	1	—	—	—	—	—	1	521	513	60
Profit before tax	77	243	90	96	86	144	(2 947)	(1 256)	(52)	7 682	7 663	3 800

Income tax expense	(21)	(48)	(42)	(22)	(76)	(72)	542	636	(47)	(1 920)	(1 786)	(674)

Profit	56	195	48	74	10	72	(2 405)	(620)	(99)	5 762	5 877	3 126

Normalized EBITDA	323	599	571	292	349	341	(77)	870	295	13 869	13 037	7 811
Exceptional items	2	(1)	(11)	9	(47)	(22)	54	1 290	—	(185)	1 350	(560)
Exceptional impairment	—	—	1	—	—	—	—	(29)	—	(83)	(29)	1
Depreciation, amortization and impairment	(206)	(319)	(374)	(213)	(206)	(166)	(168)	(326)	(88)	(2 704)	(2 789)	(1 912)
Net finance costs	(41)	(37)	(97)	8	(10)	(9)	(2 756)	(3 061)	(260)	(3 736)	(4 419)	(1 600)
Share of results of associates	—	—	1	—	—	—	—	—	1	521	513	60
Income tax expense	(21)	(48)	(42)	(22)	(76)	(72)	542	636	(47)	(1 920)	(1 786)	(674)

Profit	56	195	48	74	10	72	(2 405)	(620)	(99)	5 762	5 877	3 126

Normalized EBITDA margin in %	20.0%	24.1%	17.5%	16.5%	17.6%	22.8%	—	—	—	38.2%	35.5%	33.2%

Segment assets	2 387	2 484	3 804	3 749	3 549	5 344	3 608	4 189	8 210	108 923	108 320	109 053
Intersegment elimination										(1 638)	(2 089)	(1 308)
Non-segmented assets										7 057	6 294	5 415

Total assets										114 342	112 525	113 160

Segment liabilities	609	418	722	1 403	1 143	1 108	3 712	3 134	1 389	19 358	17 616	15 104
Intersegment elimination										(1 638)	(2 089)	(1 308)
Non-segmented liabilities										96 622	96 998	99 364

Total liabilities										114 342	112 525	113 160

Gross capex	112	175	503	316	224	282	87	67	79	2 344	1 708	2 619
Additions to/(reversals of) provisions	(2)	—	19	(4)	47	22	114	69	33	367	207	467
FTE	10 249	10 588	16 054	35 475	40 859	41 588	2 198	1 654	12 050	114 313	116 489	136 599

SEGMENT REPORTING (2009 REFERENCE BASE)

All figures in the table below are stated in million US dollar, except volume (million hls).

	North America		Latin America North		Latin America South		Western Europe		Central and Eastern Europe		Asia Pacific		Global Export and Holding Companies		Effect of divestitures		Consolidated
	2010	2009 Ref- erence base	2010	2009 Ref- erence base	2010	2009 Ref- erence base	2010	2009 Ref- erence base	2010	2009 Ref- erence base	2010	2009 Ref- erence base	2010	2009 Ref- erence base	2010	2009 bridge to rep- orted	2010	2009 Rep- orted
Volume	129	134	120	110	34	33	32	32	27	27	50	49	7	6	—	18	399	409

Revenue	15 296	15 380	10 018	7 649	2 182	1 899	3 937	4 221	1 619	1 571	1 767	1 720	1 479	1 423	—	2 896	36 297	36 758

Cost of goods sold	(6 946)	(7 254)	(3 410)	(2 488)	(842)	(736)	(1 883)	(2 037)	(857)	(822)	(1 008)	(947)	(1 206)	(1 249)	—	(1 666)	(16 151)	(17 198)
Distribution expenses	(774)	(778)	(1 128)	(781)	(180)	(166)	(393)	(418)	(191)	(157)	(140)	(120)	(106)	(114)	—	(138)	(2 913)	(2 671)
Sales and marketing expenses	(1 565)	(1 691)	(1 238)	(1 016)	(228)	(182)	(716)	(775)	(353)	(297)	(439)	(493)	(174)	(164)	—	(374)	(4 712)	(4 992)
Administrative expenses	(526)	(633)	(518)	(551)	(75)	(73)	(291)	(389)	(109)	(126)	(148)	(132)	(292)	(324)	—	(83)	(1 960)	(2 310)
Other operating income/(expenses)	61	232	359	244	(8)	(7)	83	87	7	4	47	37	54	53	—	12	604	661
Normalized profit from operations (EBIT)	5 546	5 255	4 083	3 056	849	735	737	690	117	174	79	65	(245)	(375)	—	648	11 165	10 248

Depreciation, amortization and impairment	(898)	(970)	(698)	(437)	(160)	(144)	(362)	(382)	(206)	(211)	(213)	(194)	(168)	(171)	—	(280)	(2 704)	(2 789)

Normalized EBITDA	6 444	6 225	4 780	3 493	1 009	879	1 099	1 072	323	385	292	259	(77)	(204)	—	928	13 869	13 037

Normalized EBITDA margin in %	42.1%	40.5%	47.7%	45.7%	46.2%	46.3%	27.9%	25.4%	20.0%	24.5%	16.5%	15.0%	—	—	—	—	38.2%	35.5%

Net revenue from the beer business amounted to 32 616m US dollar (2009:32 228m US dollar, 2008: 21 533m US dollar) while the net revenue from the non-beer business (soft drinks and other business) accounted for 3 681m US dollar (2009: 4 530m US dollar, 2008: 1 974m US dollar).

Net revenue from external customers attributable to AB InBev’s country of domicile (Belgium) and non-current assets located in the country of domicile represent 886m US dollar (2009: 1 405m US dollar, 2008: 1 557m US dollar).

6. ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES

The table below summarizes the impact of acquisitions on the Statement of financial position of AB InBev for 31 December 2010 and 2009:

Million US dollar	2010 Total Acquisitions	2009 Total Acquisitions
Non-current assets
Property, plant and equipment	1	15
Intangible assets	15	13
Investment in associates	—	(12)

Current assets
Inventories	2	4
Trade and other receivables	2	4
Cash and cash equivalents	—	6

Non-current liabilities
Interest-bearing loans and borrowings	—	(2)
Employee benefits	—	(1)
Provisions	—	(1)
Deferred tax liabilities	—	(1)

Current liabilities
Income tax payable	—	(2)
Trade and other payables	(1)	(5)

Net identifiable assets and liabilities	19	18

Goodwill on acquisition	—	17
Net cash paid on prior year acquisitions	18	579

Consideration paid satisfied in cash	37	614

Cash acquired	—	(6)

Net cash outflow	37	608

2010 ACQUISITIONS

On 29 October 2010, the company acquired a local distributor in the US for a total cash consideration of 19m US dollar. Costs directly attributable to the acquisition were less than 1m US dollar. As the purchase price was fully allocated to the respective asset categories, no goodwill was recognized.

Net cash paid on prior year acquisitions of 18m US dollar mainly reflects the settlement of outstanding consideration payable to former Anheuser-Busch shareholders who had not yet claimed the proceeds as of 31 December 2009, as well as the settlement of transaction costs.

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

Net cash paid on prior year acquisitions of 579m US dollar mainly reflected the settlement of outstanding consideration payable to former Anheuser-Busch shareholders who had not yet claimed the proceeds as of 31 December 2008, as well as the settlement of transaction costs related to the Anheuser-Busch acquisition.

DISPOSALS

The table below summarizes the impact of disposals on the Statement of financial position of AB InBev for 31 December 2010 and 2009:

Million US dollar	2010 Total disposals	2009 Oriental Brewery	2009 Busch Entertainment	2009 Central Europe	2009 Other disposals	2009 Total disposals

Non-current assets
Property, plant and equipment	(68)	—	(1 889)	(595)	—	(2 484)
Goodwill	—	—	—	(166)	—	(166)
Intangible assets	—	—	(470)	(39)	(1)	(510)
Investment securities	71	—	—	(1)	—	(1)
Deferred tax assets	—	—	—	(5)	—	(5)
Trade and other receivables	(1)	—	(3)	(15)	(1)	(19)

Current assets
Income tax receivable	—	—	—	(3)	—	(3)
Inventories	(14)	—	(33)	(75)	(1)	(109)
Trade and other receivables	(10)	—	(82)	(138)	3	(217)
Cash and cash equivalents	(7)	(75)	—	(334)	(7)	(416)
Assets held for sale	—	(1 396)	—	—	(58)	(1 454)

Non-current liabilities
Interest-bearing loans and borrowings	—	—	—	1	—	1
Trade and other payables	—	—	—	5	—	5
Provisions	—	—	—	4	—	4
Deferred tax liabilities	—	—	—	8	—	8

Current liabilities
Bank overdrafts	—	43	—	13	—	56
Interest-bearing loans and borrowings	4	—	—	—	4	4
Income tax payable	—	—	—	21	—	21
Trade and other payables	(2)	—	195	190	1	386
Provisions	—	—	—	5	—	5
Liabilities held for sale	—	159	—	—	60	219

Net identifiable assets and liabilities	(27)	(1 269)	(2 282)	(1 124)	—	(4 675)

Loss/(gain) on disposal	31	(428)	—	(1 088)	(1)	(1 517)
Net cash received from last years’ disposal	(20)	—	—	—	—	—

Consideration received, satisfied in cash	(16)	(1 697)	(2 282)	(2 212)	(1)	(6 192)

Cash disposed of	7	32	—	322	7	361
Cash to be received	—	225	—	374	—	599

Net cash inflow	(9)	(1 440)	(2 282)	(1 516)	6	(5 232)

2010 DISPOSALS

On 20 October 2010, AmBev and Cerveceria Regional S.A. closed a transaction pursuant to which they combined their business in Venezuela, with Regional owning a 85% interest and AmBev owning the remaining 15% in the new company, which may be increased to 20% over the next four years. The measurement at fair value of the retained interest, as prescribed by Amended IAS 27 Consolidated and separate financial statements, led to the recognition of an impairment loss of (31)m US dollar.

During 2010, AB InBev collected the deferred consideration related to the disposal of Oriental Brewery. The deferred consideration with a notional amount of 300m US dollar had been reported for a fair value amount of 225m US dollar by year end 2009. The deferred consideration was sold to a third party for a gross proceed of 275m US dollar excluding interest accrued since inception and resulted in an exceptional gain of 50m US dollar – see Note 8 Exceptional items. The cash receipt was partially offset by corporate taxes paid on the disposal of Busch Entertainment and other subsidiaries (255m US dollar).

2009 DISPOSALS

On 24 July 2009, AB InBev announced that it completed the sale of Oriental Brewery to Kohlberg Kravis Roberts & Co. L.P. for 1.8 billion US dollar of which 1.5 billion US dollar was cash and 0.3 billion US dollar was received as an unsecured deferred payment. As a result of the sale, AB InBev recorded a capital gain of approximately 428m US dollar.

On 1 December 2009, AB InBev completed the sale of its indirect wholly owned subsidiary of Busch Entertainment Corporation, to an entity established by Blackstone Capital Partners V L.P. for up to 2.7 billion US dollar. The purchase price was comprised of a cash payment of 2.3 billion US dollar and a right to participate in Blackstone Capital Partners’ return on initial investment, which is capped at 400m US dollar. There was no capital gain recorded on this transaction as the selling price equaled the net carrying value at the date of disposal.

On 2 December 2009, the company completed the sale of the Central European operations to CVC Capital Partners for an enterprise value of 2.2 billion US dollar, of which 1.6 billion US dollar was cash, 448m US dollar was received as a unsecured deferred payment obligation with a six-year maturity and 165m US dollar represents the value to non-controlling interest. The company also received additional rights to a future payments estimated up to 800m US dollar contingent on CVC’s return on initial investments. As a result of the sale, AB InBev recorded a capital gain of approximately 1.1 billion US dollar.

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

7. OTHER OPERATING INCOME/(EXPENSES)

Million US dollar	2010	2009	2008
Government grants	243	155	142
License income	96	84	40
Net (additions to)/reversals of provisions	(4)	159	—
Net gain on disposal of property, plant and equipment, intangible assets and assets held for sale	119	123	87
Net rental and other operating income	150	140	171

	604	661	440

Research expenses as incurred	184	159	75

The government grants relate primarily to fiscal incentives given by certain Brazilian states based on the company’s operations and investments in those states.

The net (additions to)/reversals of provisions in 2009 contained a curtailment gain of 164m US dollar, following the amendment of post-retirement healthcare in the US.

In 2010, the company expensed 184m US dollar in research, compared to 159m US dollar in 2009 and 75m US dollar in 2008. Part of this was expensed in the area of market research, but the majority is related to innovation in the areas of process optimization especially as it pertains to capacity, new product developments and packaging initiatives.

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

The exceptional items included in the income statement are as follows:

Million US dollar	2010	2009	2008
Restructuring (including impairment losses)	(252)	(153)	(457)
Fair value adjustments	—	(67)	(43)
Business and asset disposal (including impairment losses)	(16)	1 541	(38)
Disputes	—	—	(20)

Impact on profit from operations	(268)	1 321	(558)

The 2010 exceptional restructuring charges total (252)m US dollar. These charges are primarily related to the Anheuser-Busch integration in North America, organizational alignments and outsourcing activities in Western Europe in order to eliminate overlap or duplicated processes and activities across functions and zones, and the closure of the Hamilton Brewery in Canada. These one time expenses as a result of the series of decisions provide us with a lower cost base besides a stronger focus on AB InBev’s core activities, quicker decision-making and improvements to efficiency, service and quality.

The 2010 business and asset disposals (including impairment losses) resulted in a net loss of (16)m US dollar mainly representing the net impact of the settlement of the deferred collection relating to the 2009 disposal of the Korean subsidiary Oriental Brewery (50m US dollar), the measurement at fair value of the retained interest in the combination in Venezuela between AmBev and Cerveceria Regional S.A ((31)m US dollar), the disposal of non-core assets of Anheuser-Busch ((52)m US dollar, including a (65)m US dollar impairment loss) and a 17m US dollar adjustment of accruals and provisions relating to divestitures of previous years. See also Note 6 Acquisitions and disposals of subsidiaries for more details on business disposals.

The 2009 exceptional restructuring charges total (153)m US dollar. These charges primarily relate to the Anheuser-Busch integration in North America and Asia Pacific and organizational alignments and outsourcing activities in the Global headquarters and Western Europe.

IFRS fair value adjustments, recognized in 2009 for a total of (67)m US dollar, relate to the exceptional employee benefit expenses in accordance with IFRS 2, following the change in vesting conditions on certain share-based payment plans.

The 2009 business and asset disposals resulted in a exceptional income of 1 541m US dollar mainly representing the sale of assets of InBev USA LLC (also doing business under the name Labatt USA) to an affiliate of KPS Capital Partners, L.P. (54m US dollar), the sale of the Korean subsidiary Oriental Brewery to an affiliate of Kohlberg Kravis Roberts & Co. L.P. (428m US dollar) and the sale of the Central European operations to CVC Capital Partners (1 088m US dollar), next to other costs linked to divestitures.

The company also incurred exceptional net finance costs totaling (925)m US dollar for the year ended 31 December 2010 ((629)m US dollar for the year ended 31 December 2009). See Note 11 Finance cost and income.

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

All the above amounts are before income taxes. The 2010, 2009 and 2008 exceptional items decreased income taxes by 153m US dollar, 29m US dollar and 143m US dollar, respectively.

Non-controlling interests on the exceptional items amount to 26m US dollar in 2010 versus (35)m US dollar in 2009 and 9m US dollar in 2008.

9. PAYROLL AND RELATED BENEFITS

Million US dollar	2010	2009	2008[1]
Wages and salaries	(2 912)	(3 835)	(2 445)
Social security contributions	(512)	(587)	(480)
Other personnel cost	(741)	(805)	(390)
Pension expense for defined benefit plans	(217)	1	(119)
Share-based payment expense	(156)	(208)	(62)
Contributions to defined contribution plans	(44)	(43)	(17)

	(4 582)	(5 477)	(3 513)

Number of full time equivalents (FTE)	114 313	116 489	136 599

The number of full time equivalents can be split as follows:

	2010	2009	2008
AB InBev NV (parent company)	272	261	346
Other subsidiaries	112 020	114 260	134 416
Proportionally consolidated entities	2 021	1 968	1 837

	114 313	116 489	136 599

Note 5 Segment reporting contains the split of the FTE by geographical segment.

10. ADDITIONAL INFORMATION ON OPERATING EXPENSES BY NATURE

Depreciation, amortization and impairment charges are included in the following line items of the 2010 income statement:

Million US dollar	Depreciation and impairment of property, plant and equipment	Amortization and impairment of intangible assets	Impairment of goodwill
Cost of sales	1 943	11	—
Distribution expenses	126	1	—
Sales and marketing expenses	261	76	—
Administrative expenses	122	160	—
Other operating expenses	3	2	—
Exceptional items	83	—	—

	2 538	250	—

[1]	Reclassified to conform to the 2009 presentation.

Depreciation, amortization and impairment charges were included in the following line items of the 2009 income statement:

Million US dollar	Depreciation and impairment of property, plant and equipment	Amortization and impairment of intangible assets	Impairment of goodwill
Cost of sales	1 996	16	—
Distribution expenses	111	—	—
Sales and marketing expenses	256	63	—
Administrative expenses	145	187	—
Other operating expenses	15	—	—
Exceptional items	23	6	—

	2 546	272	—

Depreciation, amortization and impairment charges were included in the following line items of the 2008 income statement:

Million US dollar	Depreciation and impairment of property, plant and equipment	Amortization and impairment of intangible assets	Impairment of goodwill
Cost of sales	1 221	3	—
Distribution expenses	124	—	—
Sales and marketing expenses	288	67	—
Administrative expenses	114	89	—
Other operating expenses	—	—	7
Exceptional items	(1)	—	—

	1 746	159	7

The depreciation, amortization and impairment of property, plant and equipment includes a full-cost reallocation of (1)m US dollar in 2010 , 7m US dollar in 2009 and (7)m US dollar in 2008 from the aggregate depreciation, amortization and impairment expense to cost of goods sold.

11. FINANCE COST AND INCOME

RECOGNIZED IN PROFIT OR LOSS

FINANCE COSTS

Million US dollar	2010	2009[1]	2008[1]
Interest expense	(3 065)	(3 522)	(1 317)
Capitalization of borrowing costs	35	4	—
Accretion expense	(159)	(381)	(127)
Net foreign exchange losses (net of the effect of foreign exchange derivative instruments)	—	—	(96)
Net losses on hedging instruments that are not part of a hedge accounting relationship	—	(46)	—
Net losses from hedge ineffectiveness	—	(46)	(30)
Tax on financial transactions	(30)	(25)	(39)
Other financial costs, including bank fees	(117)	(121)	(56)

	(3 336)	(4 137)	(1 665)
Exceptional finance costs	(925)	(629)	(187)

	(4 261)	(4 766)	(1 852)

2010 finance costs, excluding exceptional items, decreased by 801m US dollar from prior year driven by lower interest charges as a result of reduced net debt levels and lower accretion expenses as bank borrowings are being reduced as a percentage of total debt following the refinancing and repayment of the 2008 and 2010 senior facilities - see Note 24 Interest-bearing loans and borrowings.

During 2009 and 2010, AB InBev repaid and refinanced the debt incurred under the 2008 senior facilities arising from the acquisition of Anheuser-Busch (see Note 24 Interest-bearing loans and borrowings). Consequently, interest and accretion expense decreased by 457m US dollar and 222m US dollar respectively, compared to 2009.

As a result of the repayments and refinancing in 2010, AB InBev incurred hedging losses of 733m US dollar (474m US dollar in 2009) on interest rate swaps that became ineffective and incremental accretion expense of 192m US dollar (145m US dollar in 2009). These amounts have been recorded as exceptional finance cost. See also Note 8 Exceptional items.

Borrowing costs capitalized relate to the capitalization of interest expenses directly attributable to the acquisition and construction of qualifying assets mainly in Brazil. Interests are capitalized at a borrowing rate ranging between 6% and 12.5%.

2009 finance cost increased by 2 914m US dollar from 2008 due to the acquisition of Anheuser-Bush in November 2008. As a result of this acquisition, AB InBev incurred additional interest expense of 2 205m US dollar and higher accretion expenses of 254m US dollar relating to existing loans of Anheuser-Bush and the financing of the acquisition (see also Note 24 Interest-bearing loans and borrowings).

[1]	Reclassified to conform to the 2010 presentation.

In connection with the combination with Anheuser-Busch, the company recognized exceptional financial costs of 187m US dollar in 2008. These costs comprised 119m US dollar relating to the commitment fees for the syndicated senior loan and equity bridge facilities and the underwriting and arrangement fees for the equity bridge facility. In addition, a 68m US dollar loss was recognized for ineffectiveness of the hedging on the Anheuser-Busch financing prior to the closing of the acquisition.

Interest expense recognized on unhedged and hedged financial liabilities and the net interest expense from the related hedging derivative instruments can be summarized per type of hedging relationship as follows:

Million US dollar	2010	2009	2008
Financial liabilities measured at amortized cost – not hedged	(1 992)	(1 780)	(794)
Fair value hedges – hedged items	(236)	(216)	(121)
Fair value hedges – hedging instruments	(26)	(36)	(141)
Cash flow hedges – hedged items	(215)	(577)	(155)
Cash flow hedges – hedging instruments (reclassified from equity)	(501)	(580)	53
Net investment hedges – hedging instruments (interest component)	(77)	(54)	(44)
Economic hedges – hedged items not part of a hedge accounting relationship	(25)	—	(102)
Economic hedges – hedging instruments not part of a hedge accounting relationship	7	(279)	(13)

	(3 065)	(3 522)	(1 317)

Hedging instruments not part of a hedge accounting relationship are mainly related to the pre-hedge of dollar issuance of bonds related to the Anheuser-Busch acquisition and hedging instruments that ceased to qualify for a hedge accounting relationship given the repayment of certain underlying hedged facilities - see Note 24 Interest-bearing loans and borrowings.

For further information on instruments hedging AB InBev’s interest rate risk see Note 29 Risks arising from financial instruments.

FINANCE INCOME

Million US dollar	2010	2009[1]	2008[1]
Interest income	316	151	124
Dividend income, non-consolidated companies	5	1	1
Net foreign exchange gains (net of the effect of foreign exchange derivative instruments)	113	160	—
Net gains on hedging instruments that are not part of a hedge accounting relationship	21	—	90
Net gains from hedge ineffectiveness	40	—	—
Other financial income	30	35	37

	525	347	252

The 2010 increase in interest income is explained by higher cash and cash equivalent positions and investments in Brazilian real denominated government debt securities in AmBev Brazil and in the holding companies.

The 2009 increase in interest income is explained by higher cash and cash equivalent positions in AmBev Brazil and in the holding companies.

In 2010, net foreign exchange gains of 113m US dollar are mainly comprised of euro/US dollar currency fluctuations on intra-group transactions. Net foreign exchange gains of 160m US dollar in 2009 are related to hedging activities on bond proceeds that were issued during the same year and unrealized foreign exchange gains on monetary items.

No interest income was recognized on impaired financial assets.

The interest income stems from the following financial assets:

Million US dollar	2010	2009	2008
Cash and cash equivalents	165	101	73
Investment debt securities held for trading	118	22	23
Loans to customers	6	11	13
Other loans and receivables	27	17	15

	316	151	124

The split between results from foreign currency hedged items and results on the related hedging instruments can be summarized per type of hedging relationship as follows:

Million US dollar	2010	2009	2008
Fair value hedges – hedged items	40	358	(370)
Fair value hedges – hedging instruments	(40)	(358)	370
Cash flow hedges – hedged items	—	(78)	16
Cash flow hedges – hedging instruments (reclassified from equity)	(2)	78	(16)
Economic hedges – hedged items not part of a hedge accounting relationship	(102)	—	(6)
Economic hedges – hedging instruments not part of a hedge accounting relationship	111	—	6

	7	—	—

[1]	Reclassified to conform to the 2010 presentation.

For further information on instruments hedging AB InBev’s foreign exchange risk see Note 29 Risks arising from financial instruments.

RECOGNIZED DIRECTLY IN OTHER COMPREHENSIVE INCOME

Million US dollar	2010	2009	2008
Hedging reserve
Effective portion of changes in fair value of cash flow hedges	(120)	729	(2 311)
Net changes in fair value of cash flow hedges reclassified to profit or loss	892	478	(22)
Net changes in fair value of cash flow hedges transferred to initial carrying amounts of hedged items	—	(37)	25

	772	1 170	(2 308)
Translation reserve
Effective portion of changes in fair value of net investment hedges	(816)	1 776	(1 761)
Foreign currency translation differences for foreign operations	1 807	692	(2 451)

	991	2 468	(4 212)

The amounts recognized in the hedge reserve, net of related tax effects are mainly related to interest rate swaps entered into in 2008 to cover for the interest rate risk of the 2008 and 2010 senior facilities, as well as certain aluminum hedges. The decrease of the translation reserve is related mainly to the strengthening of the Brazilian real, the Mexican peso, the Canadian dollar and the Chinese yuan. For further information see also Note 29 Risks arising from financial instruments.

12. INCOME TAXES

Income taxes recognized in the income statement can be detailed as follows:

Million US dollar	2010	2009[1]	2008[1]
Current tax expense
Current year	(2 272)	(1 436)	(1 035)
(Underprovided)/overprovided in prior years	23	17	(8)

	(2 249)	(1 419)	(1 043)

Deferred tax (expense)/income
Overprovided in previous years	—	—	7
Origination and reversal of temporary differences	419	(168)	217
Utilization of deferred tax assets on tax losses	(106)	(251)	(27)
Recognition of previously unrecognized tax losses	16	52	172

	329	(367)	369

Total income tax expense in the income statement	(1 920)	(1 786)	(674)

The reconciliation of the effective tax rate with the aggregated weighted nominal tax rate can be summarized as follows:
Million US dollar	2010	2009	2008
Profit before tax	7 682	7 663	3 800
Deduct share of result of associates	521	513	60

Profit before tax and before share of result of associates	7 161	7 150	3 740

Adjustments on taxable basis
Non-deductible impairment of goodwill and intangible assets	—	—	6
Expenses not deductible for tax purposes	234	2 770	225
Taxable intercompany dividends	8	9	46
Non-taxable financial and other income	(736)	(1 332)	(641)

	6 667	8 597	3 376
Aggregated weighted nominal tax rate	34.7%	31.7%	31.2%
Tax at aggregated weighted nominal tax rate	(2 313)	(2 721)	(1 054)

Adjustments on tax expense
Utilization of tax losses not previously recognized	32	—	24
Recognition of deferred tax assets on previous years’ tax losses	16	104	19
Write-down of deferred tax assets on tax losses and current year losses for which no deferred tax asset is recognized	(73)	(193)	(77)
(Underprovided)/overprovided in prior years	23	17	(8)
Tax savings (costs) from tax credits and special tax status[1]	667	1 184	616
Change in tax rate	(1)	(1)	(1)
Withholding taxes	(137)	(100)	(87)
Other tax adjustments	(134)	(76)	(106)

	(1 920)	(1 786)	(674)

Effective tax rate	26.8%	25.0%	18.0%

[1]	Reclassified to conform to the 2010 presentation.

The total income tax expense amounts to 1 920m US dollar with an effective tax rate of 26.8% (versus 25.0% in 2009 and 18.0% in 2008). The increase in the effective tax rate in 2010 compared to 2009 was primarily due to the effect of the non-deductibility of certain exceptional charges associated with refinancing and repayment of senior facilities (see Note 24 Interest-bearing loans and borrowings) as well as exceptional taxable gains on disposals in low tax jurisdictions during 2009. The increase in the effective tax rate in 2009 compared to 2008 was primarily due to the acquisition of Anheuser-Busch, which had a nominal tax rate of 40%. The company continues to benefit at the AmBev level from the impact of interest on equity payments and tax deductible goodwill from the merger between InBev Holding Brazil and AmBev in July 2005 and the acquisition of Quinsa in August 2006.

Expenses non-deductible for tax purposes in 2009 mainly related to a non-taxable intercompany loss that for purposes of this reconciliation has no net impact on AB InBev’s tax expenses as there is a compensating offset from tax savings from special tax status.

Income taxes were directly recognized in comprehensive income as follows:

Million US dollar	2010	2009	2008
Income tax (losses)/gains
Actuarial gains and losses on pensions	70	(104)	260
Cash flow hedges	(21)	(6)	(10)
Net investment hedges	(20)	(29)	—

13. PROPERTY, PLANT AND EQUIPMENT

	2010
Million US dollar	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total
Acquisition cost
Balance at end of previous year	7 855	17 619	3 060	756	29 290
Effect of movements in foreign exchange	(43)	(190)	(46)	30	(249)
Effect of hyperinflation	10	43	3	—	56
Acquisitions	14	341	136	1 681	2 172
Acquisitions through business combinations	—	1	—	—	1
Disposals	(87)	(350)	(179)	(2)	(618)
Disposals through the sale of subsidiaries	(54)	(266)	(19)	(1)	(340)
Transfer to other asset categories	(39)	851	315	(1 149)	(22)
Other movements	(1)	6	—	1	6

Balance at end of year	7 655	18 055	3 270	1 316	30 296

Depreciation and impairment losses
Balance at end of previous year	(2 113)	(8 582)	(2 134)	—	(12 829)
Effect of movements in foreign exchange	48	185	33	—	266
Effect of hyperinflation	(7)	(36)	(1)	—	(44)
Disposals	46	273	180	—	499
Disposals through the sale of subsidiaries	37	228	7	—	272
Depreciation	(333)	(1 662)	(360)	—	(2 355)
Impairment losses	(48)	(129)	(1)	(6)	(184)
Transfer to other asset categories	83	7	(130)	6	(34)
Other movements	(2)	5	3	—	6
Balance at end of year	(2 289)	(9 711)	(2 403)	—	(14 403)

Carrying amount
at 31 December 2009	5 742	9 037	926	756	16 461
at 31 December 2010	5 366	8 344	867	1 316	15 893

	2009
Million US dollar	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total
Acquisition cost
Balance at end of previous year	9 025	17 119	3 547	1 201	30 892
Effect of movements in foreign exchange	424	1 302	281	62	2 069
Acquisitions	35	379	138	988	1 540
Acquisitions through business combinations	10	4	1	—	15
Disposals	(107)	(429)	(349)	—	(885)
Disposals through the sale of subsidiaries	(1 613)	(1 357)	(297)	(119)	(3 386)
Transfer to other asset categories	39	358	(278)	(1 382)	(1 263)
Other movements	42	243	17	6	308

Balance at end of year	7 855	17 619	3 060	756	29 290

Depreciation and impairment losses
Balance at end of previous year	(1 852)	(7 254)	(2 115)	—	(11 221)
Effect of movements in foreign exchange	(193)	(819)	(191)	—	(1 203)
Disposals	56	384	321	23	784
Disposals through the sale of subsidiaries	201	534	167	—	902
Depreciation	(396)	(1 657)	(358)	—	(2 411)
Impairment losses	—	(102)	(3)	(23)	(128)
Transfer to other asset categories	112	530	41	—	683
Other movements	(41)	(198)	4	—	(235)

Balance at end of year	(2 113)	(8 582)	(2 134)	—	(12 829)

Carrying amount
at 31 December 2008	7 173	9 865	1 432	1 201	19 671
at 31 December 2009	5 742	9 037	926	756	16 461

The transfer to other asset categories mainly relates to the separate presentation in the balance sheet of property, plant and equipment held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations.

During 2010 AB InBev conducted an operational review of the useful lives of certain items of property, plant and equipment in the zone Latin America North, which resulted in changes in the expected usage of some of these assets. The effect of these changes on depreciation expense in 2010 amounted to 167m US dollar of which 139m US dollar recognized in cost of sales and 28m US dollar in sales and marketing expenses.

The carrying amount of property, plant and equipment subject to restrictions on title at 31 December 2010 and at 31 December 2009 amounts to 158m US dollar and 164m US dollar respectively.

LEASED ASSETS

The company leases land and buildings as well as equipment under a number of finance lease agreements. The carrying amount of leased land and buildings was 164m US dollar as at 31 December 2010 (2009: 98m US dollar, 2008: 125m US dollar) and leased plant and equipment was 18m US dollar as at 31 December 2010 (2009: 14m US dollar, 2008: 17m US dollar). For an overview of the operating lease agreements, please refer to Note 30 Operating leases.

14. GOODWILL

Million US dollar	2010	2009
Acquisition cost
Balance at end of previous year	52 132	50 251
Effect of movements in foreign exchange	386	2 988
Purchases of non-controlling interests	(13)	145
Acquisitions through business combinations	—	17
Disposals	—	(304)
Disposals through the sale of subsidiaries	—	(166)
Transfer to other asset categories	—	(799)

Balance at end of year	52 505	52 132

Impairment losses
Balance at end of previous year	(7)	(7)
Impairment losses	—	—

Balance at end of year	(7)	(7)

Carrying amount
at 31 December 2009	52 125	52 125
at 31 December 2010	52 498	—

Goodwill increased from 52 125m US dollar per end of December 2009 to 52 498m US dollar per end of December 2010. 2010 movements represent a 386m US dollar effect of movements in foreign currency exchange rates, and a subsequent fair value adjustment of (13)m US dollar related to a contingent consideration from the purchase of non-controlling interests in prior years.

Effective 01 January 2010, AB InBev adopted the amendments to IAS27 Consolidated and Separate Financial Statements, whereby changes in ownership interests while maintaining control are to be recognized as equity transactions. The effects are described in Note 23 Changes in equity and earnings per share.

The business combinations that took place in 2009 are the acquisition of several local businesses throughout the world. These transactions resulted in recognition of goodwill of 17m US dollar.

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

In 2009, changes in ownership interests while maintaining control increased goodwill by 145m US dollar. These mainly included the buy-out of the businesses in Dominican Republic and Peru. In addition, under the exchange of share-ownership program, a number of AmBev shareholders who are part of the senior management of AB InBev exchanged AmBev shares for AB InBev shares which increased AB InBev’s economic interest percentage in AmBev. As the related subsidiaries were already fully consolidated, the purchases did not impact AB InBev’s profit, but reduced non-controlling interests and thus impacted the profit attributable to equity holders of AB InBev.

The carrying amount of goodwill was allocated to the different business unit levels as follows:

Million US dollar Business unit	2010	2009[1]
USA	32 617	32 617
Brazil	10 700	10 240
Canada	2 075	1 970
China	1 696	1 640
Germany/Italy/Swiss/Austria	1 488	1 604
Hispanic Latin America	1 440	1 468
Russia/Ukraine	1 090	1 104
Global Export/Spain	707	763
UK/Ireland	585	611
Belgium/Netherlands/France/Luxemburg	100	108

	52 498	52 125

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

Goodwill impairment testing relies on a number of critical judgments, estimates and assumptions. Goodwill, which accounted for approximately 46% of AB InBev's total assets as at 31 December 2010, is tested for impairment at the business unit level (that is, one level below the segments) based on a fair-value-less-cost-to-sell approach using a discounted free cash flow approach based on current acquisition valuation models. The key judgments, estimates and assumptions used in the fair-value-less-cost-to-sell calculations are as follows:

•	The first year of the model is based on management's best estimate of the free cash flow outlook for the current year;

•

In the second to fourth years of the model, free cash flows are based on AB InBev's strategic plan as approved by key management. AB InBev's strategic plan is prepared per country and is based on external sources in respect of macro-economic assumptions, industry, inflation and foreign exchange rates, past experience and identified initiatives in terms of market share, revenue, variable and fixed cost, capital expenditure and working capital assumptions;

•

For the subsequent six years of the model, data from the strategic plan is extrapolated generally using simplified assumptions such as constant volumes and variable cost per hectoliter and fixed cost linked to inflation, as obtained from external sources;

•	Cash flows after the first ten-year period are extrapolated generally using expected annual long-term consumer price indices, based on external sources, in order to calculate the terminal value;

•

Projections are made in the functional currency of the business unit and discounted at the unit's weighted average cost of capital. The latter ranged primarily between 6.3% and 21.6% in US dollar nominal terms for goodwill impairment testing conducted for 2010;

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

[1]	Reclassified to conform to the 2010 cash generating units.

15. INTANGIBLE ASSETS

	2010
Million US dollar	Brands	Commercial intangibles	Software	Other	Total
Acquisition cost
Balance at end of previous year	21 655	1 449	802	161	24 067
Effect of movements in foreign exchange	(5)	(36)	(20)	3	(58)
Acquisitions through business combinations	—	15	—	—	15
Acquisitions and expenditures	—	368	50	10	428
Disposals through the sale of subsidiaries	—	—	—	—	—
Disposals	—	(21)	(7)	(1)	(29)
Transfer to/from other asset categories	—	11	23	(4)	30

Balance at end of year	21 650	1 786	848	169	24 453

Amortization and impairment losses
Balance at end of previous year	—	(400)	(465)	(37)	(902)
Effect of movements in foreign exchange	—	19	10	1	30
Amortization	—	(101)	(135)	(12)	(248)
Disposals through the sale of subsidiaries	—	—	—	—	—
Disposals	—	17	7	1	25
Impairment losses	—	—	(2)	—	(2)
Transfer to/from other asset categories	—	(10)	2	11	3

Balance at end of year	—	(475)	(583)	(36)	(1 094)

Carrying value
at 31 December 2009	21 655	1 049	337	124	23 165
at 31 December 2010	21 650	1 311	265	133	23 359

	2009
Million US dollar	Brands	Commercial intangibles	Software	Other	Total
Acquisition cost
Balance at end of previous year	22 121	1 336	720	153	24 330
Effect of movements in foreign exchange	(4)	22	56	1	75
Acquisitions through business combinations	1	12	—	—	13
Acquisitions and expenditures	—	105	54	9	168
Disposals through the sale of subsidiaries	(462)	(71)	(34)	(16)	(583)
Disposals	(1)	(19)	(14)	(10)	(44)
Transfer to other asset categories	—	64	20	24	108
Other movements	—	—	—	—	—

Balance at end of year	21 655	1 449	802	161	24 067

Amortization and impairment losses
Balance at end of previous year	—	(360)	(301)	(32)	(693)
Effect of movements in foreign exchange	—	(7)	(39)	(1)	(47)
Amortization	—	(96)	(155)	(15)	(266)
Disposals through the sale of subsidiaries	—	48	23	2	73
Disposals	—	14	13	7	34
Impairment losses	—	—	(6)	—	(6)
Transfer to other asset categories	—	1	—	2	3
Other movements	—	—	—	—	—

Balance at end of year	—	(400)	(465)	(37)	(902)

Carrying value
at 31 December 2008	22 121	976	419	121	23 637
at 31 December 2009	21 655	1 049	337	124	23 165

AB InBev is the owner of some of the world’s most valuable brands in the beer industry. As a result, certain brands and distribution rights are expected to generate positive cash flows for as long as the company owns the brands and distribution rights. Given AB InBev’s more than 600-year history, certain brands and their distribution rights have been assigned indefinite lives.

Acquisitions and expenditures of commercial intangibles mainly represent supply and distribution rights, exclusive multi-year sponsorship rights and other commercial intangibles.

Intangible assets with indefinite useful lives are comprised primarily of brands and certain distribution rights that AB InBev purchases for its own products, and are tested for impairment during the fourth quarter of the year or whenever a triggering event has occurred. As of 31 December 2010, the carrying amount of the intangible assets amounted to 23 359m US dollar (2009: 23 165m US dollar, 2008: 23 673m US dollar) of which 22 296m US dollar was assigned an indefinite useful life (2009: 22 265m US dollar, 2008: 22 791) and 1 063m US dollar a finite life (2009: 900m US dollar, 2008: 882m US dollar).

The carrying amount of intangible assets with indefinite useful lives was allocated to the different countries as follows:

Million US dollar Country	2010	2009
USA	21 077	21 036
Argentina	354	371
China	239	231
Paraguay	189	188
Bolivia	169	169
UK	104	109
Uruguay	50	51
Canada	40	38
Russia	27	27
Chile	27	25
Germany	20	20

	22 296	22 265

Intangible assets with indefinite useful lives have been tested for impairment using the same methodology and assumptions as disclosed in Note 14 Goodwill. Based on the assumptions described in that note, AB InBev concluded that no impairment charge is warranted. While a change in the estimates used could have a material impact on the calculation of the fair values and trigger an impairment charge, the company is not aware of any reasonable possible change in a key assumption used that would cause a business unit’s carrying amount to exceed its recoverable amount.

16. INVESTMENT IN ASSOCIATES

Million US dollar	2010	2009
Balance at end of previous year	6 744	6 871
Effect of movements in foreign exchange	420	324
Disposals	(12)	(927)
Share of results of associates	521	513
Dividends	(378)	(14)
Transfer to other asset categories	—	(23)

Balance at end of year	7 295	6 744

AB InBev holds a 35.3% direct interest in Grupo Modelo, Mexico’s largest brewer, and a 23.25% direct interest in Diblo S.A. de C.V., Grupo Modelo’s operating subsidiary, providing AB InBev with, directly and indirectly, a 50.2% interest in Modelo without however having voting or other control of either Grupo Modelo or Diblo. On a stand alone basis (100%) under IFRS, aggregate amounts of Modelo’s assets and liabilities for 2010 represented 17 392m US dollar and 2 995m US dollar respectively, while the 2010 net revenue amounted to 6 646m US dollar and the profit to 1 023m US dollar.

Disposals in 2009 mainly comprised the divestiture, as part of AB-InBev’s deleveraging program, of the 27% stake in Tsingtao Brewery Company Limited for a consideration of 901m US dollar. There was no capital gain recorded on this transaction as the selling price equaled the net carrying value at the date of the disposal.

17. INVESTMENT SECURITIES

Million US dollar	2010	2009
Non-current investments
Investments in quoted companies – available for sale	6	7
Investments in unquoted companies – available for sale	236	144
Debt securities held-to-maturity	1	126

	243	277

Current investments
Financial assets at fair value through profit or loss – held for trading	641	30
Financial assets – available for sale	—	6
Debt securities – held to maturity	—	19

	641	55

As at 31 December 2010, financial assets at fair value through profit or loss held for trading represent investments in Brazilian real denominated government debt securities entered into in order to facilitate liquidity and capital preservation. These investments are of highly liquid nature.

AB InBev’s exposure to equity price risk is disclosed in Note 29 Risks arising from financial instruments. The equity securities available-for-sale consist mainly of investments in unquoted companies and are measured at cost as their fair value can not be reliably determined.

18. DEFERRED TAX ASSETS AND LIABILITIES

The amount of deferred tax assets and liabilities by type of temporary difference can be detailed as follows:

	2010
Million US dollar	Assets	Liabilities	Net
Property, plant and equipment	308	(2 718)	(2 410)
Intangible assets	178	(8 480)	(8 302)
Goodwill	118	(28)	90
Inventories	34	(78)	(44)
Investment in associates	3	(1 601)	(1 598)
Trade and other receivables	38	(2)	36
Interest-bearing loans and borrowings	46	(511)	(465)
Employee benefits	1 023	(21)	1 002
Provisions	282	(64)	218
Derivatives	92	(31)	61
Other items	132	(182)	(50)
Loss carry forwards	297	—	297

Gross deferred tax assets/(liabilities)	2 551	(13 716)	(11 165)

Netting by taxable entity	(1 807)	1 807	—

Net deferred tax assets/(liabilities)	744	(11 909)	(11 165)

	2009
Million US dollar	Assets	Liabilities	Net
Property, plant and equipment	86	(4 394)	(4 308)
Intangible assets	208	(8 826)	(8 618)
Goodwill	126	(9)	117
Inventories	24	(321)	(297)
Investment securities	4	—	4
Investment in associates	3	(3 816)	(3 813)
Trade and other receivables	16	(407)	(391)
Interest-bearing loans and borrowings	3 466	(67)	3 399
Employee benefits	876	(16)	860
Provisions	295	(196)	99
Derivatives	266	—	266
Other items	825	(146)	679
Loss carry forwards	457	—	457

Gross deferred tax assets/(liabilities)	6 652	(18 198)	(11 546)

Netting by taxable entity	(5 703)	5 703	—

Net deferred tax assets/(liabilities)	949	(12 495)	(11 546)

Net deferred tax assets and liabilities decreased slightly from prior year due to timing of temporary differences and the slight improvement of AB InBev’s deferred tax rate expected to be applied when the asset or liability is realized.

Most of the temporary differences are related to the fair value adjustment on intangible assets with indefinite useful lives and property, plant and equipment acquired in a business combination. The realization of such temporary differences is unlikely to revert within 12 months.

On 31 December 2010, a deferred tax liability of 74m US dollar (2009: 139m US dollar) relating to investment in subsidiaries has not been recognized because management believes that this liability will not be incurred in the foreseeable future.

Tax losses carried forward and deductible temporary differences on which no deferred tax asset is recognized amount to 2 101m US dollar (2009: 1 025m US dollar). 809m US dollar of these tax losses and deductible temporary differences do not have an expiration date, 70m US dollar, 74m US dollar and 93m US dollar expire within respectively 1, 2 and 3 years, while 1 055m US dollar have an expiration date of more than 3 years. Deferred tax assets have not been recognized on these items because it is not probable that future taxable profits will be available against which these tax losses and deductible temporary differences can be utilized and the company has no tax planning strategy currently in place to utilize these tax losses and deductible temporary differences.

19. INVENTORIES

Million US dollar	2010	2009
Prepayments	129	61
Raw materials and consumables	1 519	1 495
Work in progress	217	256
Finished goods	497	434
Goods purchased for resale	47	108

	2 409	2 354
Inventories other than work in progress
Inventories stated at net realizable value	2	1
Carrying amount of inventories subject to collateral	—	—

The cost of inventories recognized as an expense in 2010 amounted to 16 151m US dollar, included in cost of sales. In 2009, this expense amounted to 17 198m US dollar and in 2008 to 10 336m US dollar.

Impairment losses on inventories recognized in 2010 amount to 67m US dollar (2009: 58m US dollar, 2008: 13m US dollar).

20. TRADE AND OTHER RECEIVABLES

NON-CURRENT TRADE AND OTHER RECEIVABLES

Million US dollar	2010	2009
Trade receivables	1	4
Cash deposits for guarantees	332	291
Loans to customers	69	125
Deferred collection on disposals	381	585
Tax receivable, other than income tax	199	137
Derivative financial instruments with positive fair values	585	680
Other receivables	133	119

	1 700	1 941

For the nature of cash deposits for guarantees see Note 31 Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other.

On 24 July 2009, AB InBev completed the sale of Oriental Brewery to Kohlberg Kravis Roberts & Co. L.P and on 2 December, AB InBev completed the sale of its Central European operations to CVC Capital Partners. These transactions included deferred considerations for a notional amount of 300m US dollar in the case of Oriental Brewery and 300m euro in the case the Central European operations respectively (see also Note 6 Acquisition and disposal of subsidiaries). During 2010, AB InBev collected the deferred consideration related to the disposal of Oriental Brewery. The deferred consideration was sold to a third party for a gross proceed of 275m US dollar excluding interest accrued since inception and resulted in an exceptional gain of 50m US dollar (see Note 8 Exceptional items). The deferred consideration related to the sale of the Central European operations is reported for a fair value amount of 363m US dollar by year end 2010 in deferred collection on disposals.

CURRENT TRADE AND OTHER RECEIVABLES

Million US dollar	2010	2009
Trade receivables	2 604	2 432
Interest receivable	98	46
Tax receivable, other than income tax	303	262
Derivative financial instruments with positive fair values	1 059	706
Loans to customers	28	42
Prepaid expenses	451	444
Accrued income	35	69
Other receivables	60	98

	4 638	4 099

The fair value of trade and other receivables, excluding derivatives, equals their carrying amounts as the impact of discounting is not significant.

The aging of the current trade receivables, interest receivable, other receivables and accrued income and of the current and non-current loans to customers can be detailed as follows for 2010 and 2009 respectively:

	Net carrying amount as of December 31, 2010	Of which: neither impaired nor past due on the reporting date	Of which not impaired as of the reporting date and past due
			Past due less than 30 days	Past due between 30 and 59 days	Past due between 60 and 89 days	Past due between 90 and 179 days	Past due between 180 and 359 days	Past due more than 359 days
Trade receivables	2 604	2 496	58	21	11	8	7	3
Loans to customers	97	91	1	1	—	—	1	3
Interest receivable	98	98	—	—	—	—	—	—
Other receivables and accrued income	95	95	—	—	—	—	—	—

	2 894	2 780	59	22	11	8	8	6

	Net carrying amount as of December 31, 2009	Of which: neither impaired nor past due on the reporting date	Of which not impaired as of the reporting date and past due
			Past due less than 30 days	Past due between 30 and 59 days	Past due between 60 and 89 days	Past due between 90 and 179 days	Past due between 180 and 359 days	Past due more than 359 days
Trade receivables	2 432	2 377	11	10	8	17	3	6
Loans to customers	167	156	1	1	1	2	2	4
Interest receivable	46	46	—	—	—	—	—	—
Other receivables and accrued income	167	167	—	—	—	—	—	—

	2 812	2 746	12	11	9	19	5	10

In accordance with the IFRS 7 Financial Instruments: Disclosures the above analysis of the age of financial assets that are past due as at the reporting date but not impaired also includes the non-current part of loans to customers. Past due amounts were not impaired when collection is still considered likely, for instance because the amounts can be recovered from the tax authorities or AB InBev has sufficient collateral. Impairment losses on trade and other receivables recognized in 2010 amount to 56m US dollar.

AB InBev’s exposure to credit, currency and interest rate risks is disclosed in Note 29 Risks arising from financial instruments.

21. CASH AND CASH EQUIVALENTS

Million US dollar	2010	2009
Short term bank deposits	3 099	2 051
Cash and bank accounts	1 412	1 638

Cash and cash equivalents	4 511	3 689

Bank overdrafts	(14)	(28)

	4 497	3 661

As of 31 December 2010 cash and cash equivalents include restricted cash of 42m US dollar of which 32m US dollar reflects the outstanding consideration payable to former Anheuser-Busch shareholders whom did not yet claim the proceeds (the related payable is recognized as a deferred consideration on acquisition) and 10m US dollar relates to restricted cash held on escrow accounts following the disposal of the Central European subsidiaries.

22. ASSETS AND LIABILITIES HELD FOR SALE

	Assets		Liabilities
Million US dollar	2010	2009	2010	2009
Balance at the end of previous year	66	51	—	—
Effect of movements in foreign exchange	1	44	—	(6)
Disposal through the sale of subsidiaries	—	(1 454)	—	289
Disposals	(71)	(908)	—	37
Impairment loss	(18)	7	—	—
Transfers from other asset categories	54	2 326	—	(320)

Balance at end of year	32	66	—	—

Assets held for sale at 31 December 2010 include land and buildings, mainly in Brazil. The disposal of these assets is expected in 2011. No gain or loss with respect to these assets was recognized in 2010.

2009 assets held for sale included 66m US dollar land and buildings, mainly in Brazil, UK and US. These assets were sold in 2010.

The total amount of other comprehensive income accumulated in equity relating to assets held for sale was immaterial as at 31 December 2010 and 2009.

In 2009, transfers from other asset categories for an amount of 2 326m US dollar and from other liability categories for an amount of 320m US dollar mainly result from the reclassification of the identifiable assets and liabilities of the Korean subsidiary, of four metal beverage can lid manufacturing plants from AB InBev’s US metal packaging subsidiary and of the Tennent’s Lager brand and associated trading assets in Scotland, Northern Ireland and the Republic or Ireland, in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. See also Note 6 Acquisitions and disposals of subsidiaries.

The disposal through the sale of subsidiaries results from the sale of Oriental Brewery to Kohlberg Kravis Roberts & Co L.P. A capital gain of 428m US dollar was recognized on this sale.

Other disposals in 2009 mainly reflect the sale of the Tennent’s business, with an immaterial effect on the income statement, and of the four metal beverage can lid manufacturing plants. There was no capital gain recorded on this sale as the selling price equaled the net allocated carrying value at the date of the disposal.

23. CHANGES IN EQUITY AND EARNINGS PER SHARE

STATEMENT OF CAPITAL

The tables below summarize the changes in issued capital and treasury shares during the year:

2010

ISSUED CAPITAL	Million US dollar	Million shares
At the end of the previous year	1 732	1 604
Changes during the year	1	1

	1 733	1 605

TREASURY SHARES	Million US dollar	Million shares
At the end of the previous year	659	13.6
Changes during the year	(71)	(1.5)

	588	12.1

2009

ISSUED CAPITAL	Million US dollar	Million shares
At the end of the previous year	1 730	1 602
Changes during the year	2	2

	1 732	1 604

TREASURY SHARES	Million US dollar	Million shares
At the end of the previous year	997	20.6
Changes during the year	(338)	(7.0)

	659	13.6

During 2010 AB InBev increased its share capital by 21m US dollar (1m US dollar issued capital, 20m US dollar share premium).

As at 31 December 2010, the total issued capital of 1 733m US dollar is represented by 1 605 183 954 shares without par value, of which 400 761 393 registered shares, 5 083 721 bearer shares and 1 199 338 840 dematerialized shares. For a total amount of capital of 4m US dollar there are still 3 688 128 of subscription rights outstanding corresponding with a maximum of 3 688 128 shares to be issued. The total of authorized, un-issued capital amounts to 49m US dollar (37m euro).

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the company. In respect of the company’s shares that are held by AB InBev, rights are suspended.

The shareholders’ structure based on the notifications made to the company pursuant to the Belgian Law of 02 May 2007 on the disclosure of significant shareholdings in listed companies is included in the Corporate Governance section of AB InBev’s annual report.

Capital contributions in subsidiaries, mainly in the zone Latin America North, subscribed by non-controlling interests amounted to 194m US dollar in 2010.

CHANGES IN OWNERSHIP INTERESTS

As of 2010 and in compliance with the revised IAS 27, the acquisition of additional shares in a subsidiary after control was obtained has been accounted for as an equity transaction with owners.

During 2010, AB InBev purchased non-controlling interests in several subsidiaries for a total consideration paid of 28m US dollar. As the related subsidiaries were already fully consolidated, the purchases did not impact AB InBev’s profit, but reduced the non-controlling interests and thus impacted the profit attributable to equity holders of AB InBev.

The impact of the 2010 main purchases of non-controlling interests in the related subsidiaries can be summarized as follows:

Direct ownership interest	31 December 2010	31 December 2009
Quinsa, Argentina	99.99%	99.83%
Harbin Brewing Jiamusi Jiafeng Company Limited, China	100.00%	60.00%

REPORT ACCORDING TO ARTICLE 624 OF THE BELGIAN COMPANIES CODE – PURCHASE OF OWN SHARES

During the year 2010, AB InBev did not purchase any AB InBev shares.

During the year 2010, AB InBev proceeded with the following sale transactions:

•

253 734 shares were sold to members of the AmBev senior management who were transferred to AB InBev. The sale occurred according to a share exchange program at a price reduced with 16.66% compared to the market price, in order to encourage management mobility;

•	498 389 shares were granted to executives of the group according to the company’s executive remuneration policy;

•

25 755 shares were sold to members of the Anheuser-Busch senior management. The sale occurred according to the authorization of the annual shareholders meeting of 28 April 2009 at a price reduced with 16.66% compared to the market price, provided these managers remain in service for a period of 5 years;

•

182 489 shares were granted to executives of the company in exchange for unvested options, in order to encourage management mobility, in particular for the benefit of executives moving to the United States. The shares are subject to a lock-up period until 31 December 2018;

•	Finally, 612 936 shares were sold, as a result of the exercise of options granted to employees of the group.

At the end of the period, the group owned 12 048 781 own shares of which 11 550 514 were held directly by AB InBev.

The par value of the shares is 0.77 euro. As a consequence, the shares that were sold during the year 2010 represent 1 601 798 US dollar (1 211 443 euro) of the subscribed capital and the shares that the company still owned at the end of 2010 represent 12 396 678 US dollar (9 277 561 euro) of the subscribed capital.

DIVIDENDS

On 2 March 2011, a dividend of 0.80 euro per share or, approximately 1 276m euro, was proposed by the board of directors. In accordance with IAS 10 Events after the balance sheet date, the dividend has not been recorded in the 2010 financial statements.

On 28 April 2010 a dividend of 0.38 euro per share or 605m euro was approved on the shareholders meeting. This dividend was paid out on 3 May 2010.

TRANSLATION RESERVES

The translation reserves comprise all foreign currency exchange differences arising from the translation of the financial statements of foreign operations. The translation reserves also comprise the portion of the gain or loss on the foreign currency liabilities and on the derivative financial instruments determined to be effective net investment hedges in conformity with IAS 39 Financial Instruments: Recognition and Measurement hedge accounting rules.

HEDGING RESERVES

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent the hedged risk has not yet impacted profit or loss – see also Note 29 Risks arising from financial instruments.

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

EARNINGS PER SHARE

The calculation of basic earnings per share is based on the profit attributable to equity holders of AB InBev of 4 026m US dollar (2009: 4 613m US dollar, 2008: 1 927m US dollar) and a weighted average number of ordinary shares outstanding during the year, calculated as follows:

Million shares	2010	2009	2008
Issued ordinary shares at 1 January, net of treasury shares	1 591	1 582	969
Effect of shares issued/share buyback programs	1	2	30

Weighted average number of ordinary shares at 31 December	1 592	1 584	999

The calculation of diluted earnings per share is based on the profit attributable to equity holders of AB InBev of 4 026m US dollar (2009: 4 613m US dollar, 2008: 1 927m US dollar) and a weighted average number of ordinary shares (diluted) outstanding during the year, calculated as follows:

Million shares	2010	2009	2008
Weighted average number of ordinary shares at 31 December	1 592	1 584	999
Effect of share options and warrants	19	9	1

Weighted average number of ordinary shares (diluted) at 31 December	1 611	1 593	1 000

The calculation of earnings per share before exceptional items is based on the profit after tax and before exceptional items, attributable to equity holders of AB InBev. A reconciliation of profit before exceptional items, attributable to equity holders of AB InBev to profit attributable to equity holders of AB InBev is calculated as follows:

Million US dollar	2010	2009	2008
Profit before exceptional items, attributable to equity holders of AB InBev	5 040	3 927	2 511
Exceptional items, after taxes, attributable to equity holders of AB InBev (refer Note 8)	(142)	1 288	(397)
Exceptional finance cost, after taxes, attributable to equity holders of AB InBev (refer Note 8)	(872)	(602)	(187)

Profit attributable to equity holders of AB InBev	4 026	4 613	1 927

The table below sets out the EPS calculation:

Million US dollar	2010	2009	2008
Profit attributable to equity holders of AB InBev	4 026	4 613	1 927
Weighted average number of ordinary shares	1 592	1 584	999
Basic EPS	2.53	2.91	1.93

Profit before exceptional items, attributable to equity holders of AB InBev	5 040	3 927	2 511
Weighted average number of ordinary shares	1 592	1 584	999
EPS before exceptional items	3.17	2.48	2.51

Profit attributable to equity holders of AB InBev	4 026	4 613	1 927
Weighted average number of ordinary shares (diluted)	1 611	1 593	1 000
Diluted EPS	2.50	2.90	1.93

Profit before exceptional items, attributable to equity holders of AB InBev	5 040	3 927	2 511
Weighted average number of ordinary shares (diluted)	1 611	1 593	1 000
Diluted EPS before exceptional items	3.13	2.47	2.51

The average market value of the company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period that the options were outstanding. 11.4m share options were anti-dilutive and not included in the calculation of the dilutive effect.

24. INTEREST-BEARING LOANS AND BORROWINGS

This note provides information about the company’s interest-bearing loans and borrowings. For more information about the company’s exposure to interest rate and foreign currency risk, refer to Note 29 Risks arising from financial instruments.

NON-CURRENT LIABILITIES

Million US dollar	2010	2009
Secured bank loans	105	53
Unsecured bank loans	9 141	18 616
Unsecured bond issues	32 562	28 126
Secured other loans	6	6
Unsecured other loans	72	204
Finance lease liabilities	75	44

	41 961	47 049

CURRENT LIABILITIES

Million US dollar	2010	2009
Secured bank loans	32	30
Unsecured bank loans	1 898	1 559
Unsecured bond issues	777	387
Secured other loans	—	14
Unsecured other loans	172	19
Finance lease liabilities	40	6

	2 919	2 015

The current and non-current interest-bearing loans and borrowings amount to 44 880m US dollar as of 31 December 2010, compared to 49 064m US dollar as of 31 December 2009.

To finance the acquisition of Anheuser-Busch, AB InBev entered into a 45 billion US dollar senior debt facilities agreement (of which 44 billion US dollar was ultimately drawn) and a 9.8 billion US dollar bridge facility agreement, enabling the company to consummate the acquisition, including the payment of 52.5 billion US dollar to shareholders of Anheuser-Busch, refinancing certain Anheuser-Busch indebtedness, payment of all transaction charges, fees and expenses and accrued but unpaid interest to be paid on Anheuser-Busch’s outstanding indebtedness, which together amounted to approximately 54.8 billion US dollar.

On 18 December 2008, AB InBev repaid the debt it had incurred under the bridge facility with the net proceeds of the rights offering and cash proceeds it received from pre-hedging the foreign exchange rate between the euro and the US dollar in connection with the rights offering.

As of 31 December 2009, the amounts outstanding under AB InBev’s 45 billion US dollar senior debt facilities had been reduced to 17.2 billion US dollar. In 2010, AB InBev fully refinanced the debt incurred under the senior facility with the proceeds of new senior credit facilities and debt capital market offerings as shown below.

•

On 26 February 2010, AB InBev obtained 17.2 billion US dollar in long-term bank financing. The new financing consisted of a 13.0 billion US dollar senior credit facilities agreement (“2010 senior facilities”) comprising of a 5.0 billion US dollar term loan maturing in 2013 and a 8.0 billion US dollar multi-currency revolving credit facility maturing in 2015 bearing interest at a floating rate equal to LIBOR (or EURIBOR for euro-denominated loans) plus 1.175% and 0.975%, respectively; and 4.2 billion US dollar in long-term bilateral facilities that was subsequently canceled on 31 March 2010.

•

On 24 March 2010, AB InBev issued four series of notes in an aggregate principal amount of 3.25 billion US dollar, consisting of 1.0 billion US dollar aggregate principal of notes due 2013, 0.75 billion US dollar aggregate principal of notes due 2015 and 1.0 billion US dollar aggregate principal of notes due 2020 bearing interest at a rate of 2.5%, 3.625% and 5.0% respectively and a note consisting of 0.5 billion US dollar aggregate principal of notes due 2013 and bearing an interest at a floating rate of 3 month US dollar LIBOR plus 0.73%.

As of 6 April 2010, AB InBev had fully repaid the remaining balance under the 45 billion US dollar senior debt facilities from proceeds from the 2010 senior facilities, proceeds from the March 2010 bond issuance, cash generated from operations, proceeds of disposal activities and from drawdowns from existing loan facilities.

In addition to the above, AB InBev continued to refinance and repay its obligations under the 2010 senior facilities by using cash generated from operations, proceeds of disposal activities, drawdowns from existing loan facilities and by using the proceeds of the following capital market offerings:

•	On 26 April 2010, AB InBev issued notes from its European Medium Term Note program in an aggregate principal amount of 750m euro due 2018 bearing interest at a fixed rate of 4.0%.

•	On 10 November 2010, AB InBev issued a Brazilian real linked series of notes in an aggregate principal amount of 750m Brazilian real due 2015, bearing a interest at a rate of 9.750%.

•	On 8 December 2010, AB InBev issued a series of notes in an aggregate principal amount of 600m Canadian dollar due 2016, bearing an interest at a rate of 3.650%.

As of 31 December 2010, the outstanding balance of the 2010 senior facilities amounted to 4 410 million US dollar. The interest rate on the outstanding 2010 senior facilities have effectively been fixed through a series of hedge arrangements. For further information, please refer to Note 29 Risks arising from financial instruments.

TERMS AND DEBT REPAYMENT SCHEDULE AT 31 DECEMBER 2010 Million US dollar	Total	1 year or less	1-2 years	2-3 years	3-5 years	More than 5 years
Secured bank loans	137	32	58	29	12	6
Unsecured bank loans	11 039	1 898	3 993	4 611	525	12
Unsecured bond issues	33 339	777	3 878	3 311	7 912	17 461
Secured other loans	6	—	—	6	—	—
Unsecured other loans	244	171	13	14	23	23
Finance lease liabilities	115	40	5	1	2	67

	44 880	2 918	7 947	7 972	8 474	17 569

TERMS AND DEBT REPAYMENT SCHEDULE AT 31 DECEMBER 2009 Million US dollar	Total	1 year or less	1-2 years	2-3 years	3-5 years	More than 5 years
Secured bank loans	83	30	22	16	15	—
Unsecured bank loans	20 175	1 559	5 648	427	12 416	125
Unsecured bond issues	28 513	387	819	3 784	6 684	16 839
Secured other loans	20	14	—	—	6	—
Unsecured other loans	223	19	104	14	26	60
Finance lease liabilities	50	6	4	4	1	35

	49 064	2 015	6 597	4 245	19 148	17 059

FINANCE LEASE LIABILITIES Million US dollar	2010 Payments	2010 Interests	2010 Principal	2009 Payments	2009 Interests	2009 Principal
Less than one year	48	8	40	9	3	6
Between one and two years	12	7	5	7	3	4
Between two and three years	7	6	1	6	2	4
Between three and five years	14	12	2	5	4	1
More than 5 years	118	51	67	99	64	35

	199	84	115	126	76	50

AB InBev’s net debt decreased to 39 704m US dollar as of 31 December 2010, from 45 174m US dollar as of 31 December 2009. Net debt is defined as non-current and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash. Net debt is a financial performance indicator that is used by AB InBev’s management to highlight changes in the company’s overall liquidity position. The company believes that net debt is meaningful for investors as it is one of the primary measures AB InBev’s management uses when evaluating its progress towards deleveraging.

The following table provides a reconciliation of AB InBev’s net debt as of 31 December as follows:

Million US dollar	2010	2009
Non-current interest bearing loans and borrowings	41 961	47 049
Current interest bearing loans and borrowings	2 919	2 015

	44 880	49 064

Bank overdrafts	14	28
Cash and cash equivalents	(4 511)	(3 689)
Interest bearing loans granted (included within Trade and other receivables)	(38)	(48)
Debt securities (included within Investment securities)	(641)	(181)

Net debt	39 704	45 174

Apart from operating results net of capital expenditures, the net debt is mainly impacted by dividend payments to shareholders of AB InBev and AmBev (1 924m US dollar); the payment of interest and taxes (4 450m US dollar); and the impact of changes in foreign exchange rates (725m US dollar decrease of net debt).

25. EMPLOYEE BENEFITS

AB InBev sponsors various post-employment benefit plans world-wide. These include pension plans, both defined contribution plans, and defined benefit plans, and other post-employment benefits (OPEB). In accordance with IAS 19 Employee Benefits post-employment benefit plans are classified as either defined contribution plans or defined benefit plans.

DEFINED CONTRIBUTION PLANS

For defined contribution plans, AB InBev pays contributions to publicly or privately administered pension funds or insurance contracts. Once the contributions have been paid, the group has no further payment obligation. The regular contribution expenses constitute an expense for the year in which they are due. For 2010, benefits paid for defined contribution plans for the company amounted to 44m US dollar compared to 43m US dollar for 2009 and 17m US dollar for 2008.

DEFINED BENEFIT PLANS

During 2010, the company contributed to 66 defined benefit plans, of which 49 are retirement plans and 17 are medical cost plans. Most plans provide benefits related to pay and years of service. The German, French and Luxemburg plans are unfunded while

Belgian, Canadian, UK and US plans are partially funded. The assets of the other plans are held in legally separate funds set up in accordance with applicable legal requirements and common practice in each country. The medical cost plans in Canada, US, Belgium and Brazil provide medical benefits to employees and their families after retirement.

The present value of funded obligations includes a 289m US dollar liability related to two medical plans, for which the benefits are provided through the Fundação Antonio Helena Zerrenner (“FAHZ”). The FAHZ is a legally distinct entity which provides medical, dental, educational and social assistance to current and retired employees of AmBev. On 31 December 2010, the actuarial liabilities related to the benefits provided by the FAHZ are fully offset by an equivalent amount of assets existing in the fund. The net liability recognized in the balance sheet is nil.

The employee benefit net liability amounts to 2 733 m US dollar as of 31 December 2010 compared to 2 601m US dollar as of 31 December 2009. The plan assets value increase of 429m US dollar in 2010 driven by better market performance and plan contributions was primarily offset by 537m US dollar of increase in benefit obligations resulting mainly from changes in actuarial assumptions (unfavorable changes in discount rates and inflation assumptions).

The company’s net liability for post-employment and long-term employee benefit plans comprises the following at 31 December:

Million US dollar	2010	2009
Present value of funded obligations	(6 218)	(5 728)
Fair value of plan assets	5 074	4 645

Present value of net obligations for funded plans	(1 144)	(1 083)
Present value of unfunded obligations	(1 178)	(1 131)

Present value of net obligations	(2 322)	(2 214)

Unrecognized past service cost	(17)	2
Unrecognized asset	(378)	(371)

Net liability	(2 717)	(2 583)

Other long term employee benefits	(16)	(18)

Total employee benefits	(2 733)	(2 601)

Employee benefits amounts in the balance sheet:
Liabilities	(2 746)	(2 611)
Assets	13	10

Net liability	(2 733)	(2 601)

The changes in the present value of the defined benefit obligations are as follows:

Million US dollar	2010	2009	2008
Defined benefit obligation at 1 January	(6 856)	(6 565)	(3 888)
Current service costs	(104)	(124)	(80)
Contribution by plan participants	(5)	(14)	(13)
Acquisitions through business combinations	—	—	(3 724)
New past service cost	(68)	186	(2)
Interest cost	(428)	(416)	(250)
Actuarial losses	(378)	(126)	(87)
(Losses)/gains on curtailments	(3)	92	(17)
Reclassifications from provisions	(2)	—	31
Settlements	15	—	—
Exchange differences	(29)	(430)	871
Benefits paid	462	541	594

Defined benefit obligation at 31 December	(7 396)	(6 856)	(6 565)

The changes in the fair value of plan assets are as follows:

Million US dollar	2010	2009	2008
Fair value of plan assets at 1 January	4 645	3 873	3 321
Acquisitions through business combinations	—	—	2 030
Expected return	369	317	262
Actuarial gains and (losses)	117	396	(606)
Contributions by AB InBev	358	173	207
Contributions by plan participants	5	14	13
Exchange differences	40	416	(743)
Other	2	(3)	16
Benefits paid	(462)	(541)	(627)

Fair value of plan assets at 31 December	5 074	4 645	3 873

The acquisition through business combinations in 2008 stems from the acquisition of Anheuser-Busch.

Actual return on plans assets amounted to a gain of 486m US dollar in 2010 compared to a gain of 713m US dollar in 2009 (2008 loss: 344m dollar). This is mostly driven by investment returns generally in excess of long term expectations particularly in the UK, US, Netherlands and Canada.

The increase in contributions by AB InBev (358m US dollar in 2010 versus 173m US dollar in 2009) is primarily explained by minimum contribution requirements in US plans. The 2009 decrease in contributions by AB InBev (173m US dollar versus 207m US dollar in 2008) is primarily explained by lower contributions in the Canadian plans.

The expense recognized in the income statement with regard to defined benefit plans is detailed as follows:

Million US dollar	2010	2009[1]	2008[1]
Current service costs	(104)	(123)	(68)
Interest cost	(428)	(416)	(250)
Expected return on plan assets	369	317	260
Past service cost	(68)	133	(12)
(Losses)/gains on settlements or curtailments	14	120	(23)
Asset limitation	—	(30)	(26)

	(217)	1	(119)

In 2010, early termination benefits and other plan changes, mainly in the US, increased the amortized past service cost.

In 2009, as part of the Anheuser-Busch integration into AB InBev, a curtailment was recognized following the amendment of certain US pension and post-retirement healthcare benefits. The effect of these changes was recorded through the income statement and led to an additional income amount of 240m US dollar.

The employee benefit expense is included in the following line items of the income statement:

Million US dollar	2010	2009	2008
Cost of sales	(99)	(66)	(31)
Distribution expenses	(17)	(29)	(20)
Sales and marketing expenses	(12)	(30)	(10)
Administrative expenses	(22)	(42)	(34)
Other operating income/expense	—	168	—
Exceptional items	(67)	—	(24)

	(217)	1	(119)

Weighted average assumptions used in computing the benefit obligations at the balance sheet date are as follows:

	2010	2009	2008
Discount rate	6.1%	6.5%	6.5%
Future salary increases	3.0%	2.8%	3.3%
Future pension increases	2.8%	2.6%	2.2%
Medical cost trend rate	8.1% p.a. reducing to 5.8%	7.9% p.a. reducing to 5.6%	9.0% p.a. reducing to 6.6%
Life expectation for a 65 year old male	83	82	81
Life expectation for a 65 year old female	85	84	85

Weighted average price inflation assumption used in computing the benefit obligations at the balance sheet date was 2.6% for 2010 and 2009.

Weighted average assumptions used in computing the net periodic pension cost for the year are as follows:

	2010	2009	2008
Discount rate	6.5%	6.5%	4.9%
Expected return on plan assets	8.1%	8.2%	6.2%
Future salary increases	2.8%	3.3%	3.1%
Future pension increases	2.6%	2.2%	1.8%
Medical cost trend rate	7.9% p.a. reducing to 5.6%	8.9% p.a. reducing to 6.6%	6.5% p.a. reducing to 3.8%

Several factors are considered in developing the estimate for the long-term expected rate of return on plan assets. For the defined benefit plans, these include historical rates of return of broad equity and bond indices and projected long-term rates of return from pension investment consultants; taking into account different markets where AB InBev has plan assets.

The expected rates of return on individual categories of plan assets are determined by reference to relevant indices based on advice of external valuation experts. The overall expected rate of return is calculated by weighting the expected rates of return for each asset class in accordance with the anticipated share in the total investment portfolio.

Assumed medical cost trend rates have a significant effect on the amounts recognized in profit or loss. A one percentage point change in the assumed medical cost trend rates would have the following effects (note that a positive amount refers to a decrease in the obligations or cost while a negative amount refers to an increase in the obligations or cost):

Million US dollar	2010		2009		2008
	100 basis points increase	100 basis points decrease	100 basis points increase	100 basis points decrease	100 basis points increase	100 basis points decrease
Medical cost trend rate
Effect on the aggregate of the service cost and interest cost of medical plans	(10)	10	(6)	5	(4)	4
Effect on the defined benefit obligation for medical cost	(74)	73	(77)	70	(38)	32

[1]	Reclassified to conform to the 2010 presentation.

In line with the IAS 1 Presentation of Financial Statements disclosure requirements on key sources of estimation uncertainty AB InBev has included the results of its sensitivity analysis with regard to the discount rate, the future salary increase and the longevity assumptions.

Million US dollar	2010		2009		2008
	50 basis points increase	50 basis points decrease	50 basis points increase	50 basis points decrease	50 basis points increase	50 basis points decrease
Discount rate
Effect on the aggregate of the service cost and interest cost of defined benefit plans	3	(1)	7	(6)	3	(3)
Effect on the defined benefit obligation	445	(475)	435	(476)	156	(173)

Million US dollar	2010		2009		2008
	50 basis points increase	50 basis points decrease	50 basis points increase	50 basis points decrease	50 basis points increase	50 basis points decrease
Future salary increase
Effect on the aggregate of the service cost and interest cost of defined benefit plans	(3)	3	(4)	4	(4)	3
Effect on the defined benefit obligation	(30)	28	(46)	45	(25)	22

Million US dollar	2010		2009		2008
	One year increase	One year decrease	One year increase	One year decrease	One year increase	One year decrease
Longevity
Effect on the aggregate of the service cost and interest cost of defined benefit plans	(12)	12	(6)	7	(7)	7
Effect on the defined benefit obligation	(195)	197	(105)	108	(65)	64

The above are purely hypothetical changes in individual assumptions holding all other assumptions constant: economic conditions and changes therein will often affect multiple assumptions at the same time and the effects of changes in key assumptions are not linear. Therefore, the above information is not necessarily a reasonable representation of future results.

The fair value of plan assets at 31 December consists of the following:

	2010	2009
Government bonds	34%	27%
Corporate bonds	13%	16%
Equity instruments	49%	53%
Property	2%	2%
Cash	1%	1%
Insurance contracts	1%	1%

	100%	100%

The change in allocation of the fair value of plan assets in 2010 is mainly due to the increase in the valuation of the US plan assets as well as an increase in the fixed income allocation.

The five year history of the present value of the defined benefit obligations, the fair value of the plan assets and the deficit in the plans is as follows:

Million US dollar	2010	2009	2008 Adjusted	2008	2007	2006
Present value of the defined benefit obligations	(7 396)	(6 856)	(6 565)	(6 591)	(3 888)	(3 558)
Fair value of plan assets	5 074	4 645	3 873	3 873	3 321	2 804
Deficit	(2 322)	(2 211)	(2 692)	(2 718)	(567)	(754)
Experience adjustments: (increase)/decrease plan liabilities	(15)	42	289	289	32	(8)
Experience adjustments: increase/(decrease) plan assets	117	390	(606)	(606)	(78)	87

AB InBev expects to contribute approximately 310m US dollar for its funded defined benefit plans and 97m US dollar in benefit payments to its unfunded defined benefit plans and post-retirement medical plans in 2011.

26. SHARE-BASED PAYMENTS

Different share option programs allow company senior management and members of the board of directors to acquire shares of AB InBev or AmBev. AB InBev has three primary share-based compensation plans, the long-term incentive warrant plan (“LTI Warrant Plan”), established in 1999, the share-based compensation plan (“Share-Based Compensation Plan”), established in 2006 and amended as from 2010, and the long-term incentive stock-option plan, established in 2009. For all option plans, the fair value of share-based payment compensation is estimated at grant date, using the binomial Hull model, modified to reflect the IFRS 2 Share-based Payment requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option.

Share-based payment transactions resulted in a total expense of 156m US dollar for the year 2010 (including the variable compensation expense settled in shares), as compared to 208m US dollar for the year 2009 and 62m US dollar for the year 2008.

SHARE-BASED COMPENSATION PLAN

Since 2006, the Share-Based Compensation Plan provides that members of AB InBev’s executive board of management and certain other senior employees are granted bonuses, half of which is settled in shares to be held for three years, the shares being valued at their market price at the time of grant. With respect to the other half of the bonus, participants may elect to receive cash or to invest all or half of the remaining part of their bonus in shares to be held for five years. Such voluntary deferral leads to a company option match, which vests after five years, provided that predefined financial targets are met or exceeded. If the remaining half is completely invested in shares, the number of matching options granted will be equal to 4.6 times the number of shares corresponding to the gross amount of the bonus invested. If the remaining half is invested at 50% in shares, the number of matching options granted will be equal to 2.3 times the number of shares corresponding to the gross amount of the bonus invested. Upon exercise, holders of the matching options may be entitled to receive from AB InBev a cash payment equal to the dividends declared since the options were granted. The fair value of the matching options is estimated at the grant date using a binomial Hull model, and is expensed over the vesting period. These options have a life of 10 years.

During 2010, AB InBev issued 0.7m of matching options in relation to the bonus for the second half of 2009, based on the Share-Based Compensation Plan as described above. These options represent a fair value of approximately 13.2m US dollar and cliff vest after 5 years.

As from 1 January 2010, the structure of the Share-Based Compensation Plan for certain executives, including the executive board of management and other senior management in the general headquarters, has been modified. These executives will receive their bonus in cash but will have the choice to invest some or all of the value of their bonus in AB InBev shares with a five-year vesting period, referred to as bonus shares. The company will match such voluntary investment by granting three matching shares for each bonus share voluntarily invested, up to a limited total percentage of each executive’s bonus. The matching shares are granted in the form of restricted stock units which have a 5 year vesting period. From 1 January 2011, the new plan structure will apply to all other senior management.

During 2010, AB InBev issued 0.8m of matching restricted stock units according to the new Share-Based Compensation Plan as described above, in relation to the second half 2009 bonus. These matching restricted stock units are valued at the share price at the day of grant, representing a fair value of approximately 36.5m US dollar, and cliff vest after 5 years.

LTI WARRANT PLAN

The company has issued warrants, or rights to subscribe for newly issued shares, under the LTI plan for the benefit of directors and, until 2006, members of the executive board of management and other senior employees. Since 2007, members of the executive board of management and other employees are no longer eligible to receive warrants under the LTI plan, but instead receive a portion of their compensation in the form of shares and options granted under the Share-Based Compensation Plan. Each LTI warrant gives its holder the right to subscribe for one newly issued share. The exercise price of LTI warrants is equal to the average price of the company’s shares on the regulated market of Euronext Brussels during the 30 days preceding their issue date. LTI warrants granted in the years prior to 2007 have a duration of 10 years; LTI warrants granted as from 2007 (and in 2003) have a duration of 5 years. LTI warrants are subject to a vesting period ranging from one to three years.

During 2010, 0.2m warrants were granted to members of the board of directors. These warrants vest in equal annual installments over a three-year period (one third on 1 January of 2012, one third on 1 January 2013 and one third on 1 January 2014) and represent a fair value of approximately 2.3m US dollar.

LONG-TERM INCENTIVE STOCK-OPTION PLAN

As from 1 July 2009, senior employees are eligible for an annual long-term incentive to be paid out in LTI stock options (or, in future, similar share-based instruments), depending on management’s assessment of the employee’s performance and future potential.

In December 2009 AB InBev issued 1.6m LTI stock options with an estimated fair value of 21.0m US dollar. In November 2010 AB InBev issued 4.1m LTI stock options with an estimated fair value of 62.4m US dollar, whereby 1.2m options relate to American Depositary Shares (ADS’s) and 2.9m options to AB InBev shares.

In addition to awards granted under the plans described above, the company offered stock options to a small group of senior executives in November 2008 and April 2009. AB InBev believes that the selected executives will help implement a successful integration of Anheuser-Busch Companies, Inc., which will underpin AB InBev’s ability to quickly deleverage. The number of options offered was 28.4m in 2008 and 4.9m in 2009, representing a combined fair value of approximately 383.9m US dollar. One half of the stock options granted in November 2008 have a life of 10 years as from granting and vest on 1 January 2014; the other half has a life of 15 years as from granting and vest on 1 January 2019. The stock options granted in April 2009 have a life of 10 years as from granting and vest on 1 January 2014. Vesting is conditional upon achievement of certain predefined financial targets.

In order to encourage management mobility, in particular for the benefit of executives moving to the United States, an options exchange program was executed in 2009 whereby 4.4m unvested options were exchanged against 2.8m restricted shares that will remain locked-up until 31 December 2018. 47m US dollar cost was reported in the second half of 2009 related to the acceleration of the IFRS 2 cost following this exchange in accordance with IFRS 2. In 2010, a similar options exchange program was executed whereby 0.3m unvested options were exchanged against 0.2m restricted shares that will remain locked-up until 31 December 2018. Furthermore, to encourage management mobility, certain options granted have been modified whereby the dividend protected feature of these options have been cancelled and replaced by the issuance of 5.7m options in 2009 and 0.2m options in 2010 representing the economic value of the dividend protection feature. As there was no change between the fair value of the original award immediately before the modification and the fair value of the modified award immediately after the modification, no additional expense was recorded as a result of the modification.

As from 2010 AB InBev has in place three specific long-term restricted stock unit programs. One program allows for the offer of restricted stock units to certain employees in certain specific circumstances, whereby grants are made at the discretion of the CEO, e.g. to compensate for assignments of expatriates in countries with difficult living conditions. The restricted stock units vest after five years and in case of termination of service before the vesting date, special forfeiture rules apply. In 2010, 0.1m restricted stock units with an estimated fair value of 6.5m US dollar were granted under this program to a selected number of employees.

A second program allows for the exceptional offer of restricted stock units to certain employees at the discretion of the Remuneration Committee of AB InBev as a long-term retention incentive for key employees of the company. Employees eligible to receive a grant under this program receive 2 series of restricted stock units, the first half of the restricted stock units vesting after five years, the second half after 10 years. In case of termination of service before the vesting date, special forfeiture rules apply. In December 2010 0.3m restricted stock units with an estimated fair value of 18m US dollar were granted under this program to a selected number of employees.

A third program allows certain employees to purchase company shares at a discount aimed as a long-term retention incentive for high-potential employees of the company, who are at a mid-manager level (“People bet share purchase program”). The voluntary investment in company shares leads to the grant of 3 matching shares for each share invested. The discount and matching shares are granted in the form of restricted stock units which vest after 5 years. In case of termination before the vesting date, special forfeiture rules apply. In 2010, there was no grant under this program.

As per the terms of the Anheuser-Busch merger agreement, the company offered 5.9m options with a fair value of 53.6m US dollar following the approval of the AB InBev shareholders meeting of April 2009. Furthermore the company offered in December 2009 3m options with an estimated fair value of 39.2m US dollar.

During 2009, a limited number of Anheuser-Busch shareholders who are part of the senior management of Anheuser-Busch were given the opportunity to purchase AB InBev shares (0.6m) at a discount of 16.7% provided that they stay in service for another five years. The fair value of this transaction amounts to approximately 2.9m US dollar and is expensed over the five year service period.

The weighted average fair value of the options and assumptions used in applying the AB InBev option pricing model for the 2010 grants of awards described above are as follows:

Amounts in US dollar unless otherwise indicated[1]	2010	2009	2008[2]
Fair value of options and warrants granted	14.59	13.99	38.17
Share price	51.71	29.03	90.58
Exercise price	51.61	21.62	86.62
Expected volatility	26%	32%	24%
Expected dividends	2.35%	0.85%	0.16%
Risk-free interest rate	3.29%	3.49%	4.47%

Since the acceptance period of the options is 2 months, the fair value was determined as the average of the fair values calculated on a weekly basis during the two months offer period.

Expected volatility is based on historical volatility calculated using 1 506 days of historical data. In the determination of the expected volatility, AB InBev is excluding the volatility measured during the period 15 July 2008 until 30 April 2009, in view of the extreme market conditions experienced during that period. The binomial Hull model assumes that all employees would immediately exercise their options if the AB InBev share price is 2.5 times above the exercise price. As a result, no single expected option life applies.

The total number of outstanding options developed as follows:

Million Options and Warrants	2010	2009	2008[2]
Options and warrants outstanding at 1 January	50.8	8.8	6.3
Options and warrants issued during the year	9.8	50.3	1.1
Options and warrants exercised during the year	(1.8)	(6.6)	(1.2)
Options and warrants forfeited during the year	(2.7)	(1.7)	(0.4)
Additional options and warrants granted as a result of the December 2008 rights issue	—	—	3.0

Options outstanding at end of December	56.1	50.8	8.8

As a consequence of the rights issue that took place in November 2008, the exercise price and the number of options were adjusted with the intention of preserving the rights of the existing option holders. The terms and conditions of the new options are the same as those of the existing options to which they relate. For vesting purposes, they are treated as if they have been issued at the same time as the existing options, and are exercisable in the same manner and under the same conditions. The company accounted for the dilutive effect of the rights issuance by applying the ratio method as set out in the NYSE Euronext “Liffe’s Harmonised Corporate Actions Policy” pursuant to which both the number of existing options and the exercise price were adjusted by a ratio of 0.6252. The adjusted exercise price of the options equals the original exercise price multiplied by the adjustment ratio. The adjusted number of options equals the original number of options divided by the adjustment ratio. As a result, during the fourth quarter of 2008, 3m additional options (1.4m and 1.6m options under the Share-based Compensation Plan and the LTI Warrant Plan, respectively) were granted to employees in order to compensate for the dilutive effect of the rights issue. As there was no change between the fair value of the original award immediately before the modification and the fair value of the modified award immediately after the modification, no additional expense was recorded as a result of the modification.

The range of exercise prices of the outstanding options is between 10.32 euro (13.79 US dollar) and 58.31 euro (77.91 US dollar) while the weighted average remaining contractual life is 9.00 years.

Of the 56.1m outstanding options 5.3m options are vested at 31 December 2010.

The weighted average exercise price of the options is as follows:

Amounts in US dollar[1]	2010	2009	2008
Options and warrants outstanding at 1 January	27.37	34.42	46.50
Granted during the year	51.86	24.78	76.92	[3]

[1]	Amounts have been converted to US dollar at the closing rate of the respective period.
[2]	Not adjusted for the NYSE Euronext 'ratio method' as applied after the rights issue of 17 December 2008 (adjustment factor 0.6252).
[3]	Pre rights issue.

Granted during the year (adjustment factor)	—	—	32.87
Forfeited during the year	27.76	27.48	56.63
Exercised during the year	25.81	18.94	32.76
Outstanding at the end of December	29.88	27.37	34.42
Exercisable at the end of December	30.71	31.16	23.66

For share options exercised during 2010 the weighted average share price at the date of exercise was 41.41 euro (55.34 US dollar).

AMBEV SHARE-BASED COMPENSATION PLAN

Since 2005, AmBev has had a plan which is substantially similar to the Share-Based Compensation Plan under which bonuses granted to company employees and management are partially settled in shares. Under an equivalent 5 year cliff vesting plan, AmBev has issued in 2010, 3.2m options for which the fair value amounts to approximately 38m US dollar. Under the Share-Based Compensation Plan as modified as of 2010, AmBev issued 0.2m restricted stock units with an estimated fair value of 4m US dollar.

As from 2010, senior employees are eligible for an annual long-term incentive to be paid out in AmBev LTI stock options (or, in future, similar share-based instruments), depending on management’s assessment of the employee’s performance and future potential. In 2010 AmBev issued 3.4m LTI stock options with an estimated fair value of 37m US dollar.

The weighted fair value of the options and assumptions used in applying a binomial option pricing model for the 2010 AmBev grant are as follows:

Amounts in US dollar unless otherwise indicated[1]	2010	2009[2]	2008[2]
Fair value of options granted	11.24	10.40	8.90
Share price	24.09	15.39	14.30
Exercise price	24.57	14.94	14.30
Expected volatility	28%	45%	33%
Expected dividends	2.57%	0.00%	0.00%
Risk-free interest rate	12.24%	12.64%	12.50%

The total number of outstanding AmBev options developed as follows:

Million options	2010	2009[2]	2008[2]
Options outstanding at 1 January	20.6	14.1	11.5
Options issued during the year	6.6	8.2	4.0
Options exercised during the year	(0.5)	(0.6)	(0.7)
Options forfeited during the year	(0.4)	(1.1)	(0.7)

Options outstanding at end of December	26.3	20.6	14.1

Following the decision of the General Meeting of Shareholders of 17 December 2010, each common and preferred share issued by AmBev was split into 5 shares, without any modification to the amount of the capital stock of AmBev. As a consequence of the split of the AmBev shares with a factor 5, the exercise price and the number of options were adjusted with the intention of preserving the rights of the existing option holders.

The range of exercise prices of the outstanding options is between 11.29 Brazilian real (6.77 US dollar) and 46.80 Brazilian real (28.09 US dollar) while the weighted average remaining contractual life is 8.26 years.

Of the 26.3m outstanding options 1.5m options are vested at 31 December 2010.

The weighted average exercise price of the options is as follows:

Amounts in US dollar	2010	2009[2]	2008[2]
Options outstanding at 1 January	12.46	11.20	9.84
Granted during the year	24.57	14.03	11.48
Forfeited during the year	11.59	11.35	6.74
Exercised during the year	7.17	6.59	8.12
Outstanding at the end of December	14.83	11.92	8.41
Exercisable at the end of December	7.00	6.56	4.72

For share options exercised during 2010 the weighted average share price at the date of exercise was 48.04 Brazilian real (28.83 US dollar).

During the fourth quarter of 2010, a limited number of AmBev shareholders who are part of the senior management of AB InBev were given the opportunity to exchange AmBev shares against a total of 0.3m AB InBev shares (2009: 2.1m—2008: 0.9m) at a discount of 16.7% provided that they stay in service for another five years. The fair value of this transaction amounts to approximately 2m US dollar (2009: 11m US dollar—2008: 11m US dollar) and is expensed over the five years service period. The fair values of the AmBev and AB InBev shares were determined based on the market price. In 2009, 20m US dollar of cost was reported related to the acceleration of the vesting of the AmBev share swap for selected employees in accordance with IFRS 2 following the change in vesting conditions.

[1]	Amounts have been converted to US dollar at the closing rate of the respective period.
[2]	Amounts have been adjusted for the AmBev share split of 17 December 2010.

27. PROVISIONS

Million US dollar	Restructuring	Disputes	Other	Total
Balance at 1 January 2010	230	788	256	1 274
Effect of changes in foreign exchange rates	(10)	6	(7)	(11)
Provisions made	169	224	7	400
Provisions used	(142)	(74)	(64)	(280)
Provisions reversed	(43)	(59)	(31)	(133)
Other movements	37	(16)	(121)	(100)

Balance at 31 December 2010	241	869	40	1 150

Million US dollar	Restructuring	Disputes	Other	Total
Balance at 1 January 2009	461	643	150	1 254
Effect of changes in foreign exchange rates	8	114	23	145
Provisions made	140	292	65	497
Provisions used	(260)	(74)	(15)	(349)
Provisions reversed	(72)	(213)	(5)	(290)
Other movements	(47)	26	38	17

Balance at 31 December 2009	230	788	256	1 274

The restructuring provisions are primarily explained by the organizational alignments, as explained in Note 8 Exceptional items. Provisions for disputes mainly relate to various disputed direct and indirect taxes and to claims from former employees.

The provisions are expected to be settled within the following time windows:

Million US dollar	Total	< 1 year	1-2 years	2-5 years	> 5 years
Restructuring
Reorganization	241	134	27	66	14

Disputes
Income and indirect taxes	570	27	425	76	42
Labor	157	37	25	51	44
Commercial	80	19	42	9	10
Environmental	1	1	—	—	—
Other disputes	61	11	22	21	7

	869	95	514	157	103
Other contingencies
Onerous contracts	5	1	—	—	4
Guarantees given	7	—	2	5	—
Other contingencies	28	8	15	3	2

	40	9	17	8	6

Total provisions	1 150	238	558	231	123

Since 1 January 2005 AB InBev is subject to the greenhouse gas emission allowance trading scheme in force in the European Union. Acquired emission allowances are recognized at cost as intangible assets. To the extent that it is expected that the number of allowances needed to settle the CO2 emissions exceeds the number of emission allowances owned, a provision is recognized. Such a provision is measured at the estimated amount of the expenditure required to settle the obligation. At 31 December 2010, the emission allowances owned fully covered the expected CO2 emissions. As such no provision needed to be recognized.

28. TRADE AND OTHER PAYABLES

NON-CURRENT TRADE AND OTHER PAYABLES

Million US dollar	2010	2009
Indirect taxes payable	535	349
Trade payables	395	87
Cash guarantees	12	13
Deferred consideration on acquisitions	117	90
Derivative financial instruments with negative fair values	1 216	1 374
Other payables	20	66

	2 295	1 979

CURRENT TRADE AND OTHER PAYABLES

Million US dollar	2010	2009
Trade payables and accrued expenses	6 704	5 657
Payroll and social security payables	624	743
Indirect taxes payable	1 323	1 350
Interest payable	874	848
Consigned packaging	559	523
Cash guarantees	45	41
Derivative financial instruments with negative fair values	1 730	1 956
Dividends payable	116	106
Deferred income	18	18
Deferred consideration on acquisitions	41	59
Other payables	37	76

	12 071	11 377

Derivative financial instruments with negative fair values mainly reflect the mark-to-market of the interest rate swaps entered into to hedge the Anheuser-Busch acquisition financing (See also Note 29 Risks arising from financial instruments).

29. RISKS ARISING FROM FINANCIAL INSTRUMENTS

AB InBev’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest risk, cash flow interest risk, commodity risk and equity risk), credit risk and liquidity risk. The company analyses each of these risks individually as well as on an interconnected basis, and defines strategies to manage the economic impact on the company’s performance in line with its financial risk management policy.

The risk management committee meets on a frequent basis and is responsible for reviewing the results of the risk assessment, approving recommended risk management strategies, monitoring compliance with the financial risk management policy and reporting to the finance committee of the board of directors.

Some of the company’s risk management strategies include the usage of derivatives. Derivative instruments used by the company mainly include forward exchange contracts, exchange traded foreign currency futures, interest rate swaps, cross currency interest rate swaps (“CCIRS”), forward rate agreements, exchange traded interest rate futures, equity swaps, aluminum swaps and forwards, exchange traded sugar futures and exchange traded wheat futures. AB InBev’s policy prohibits the use of derivatives in the context of speculative trading.

The following table provides an overview of the derivative financial instruments outstanding at year-end by maturity bucket. The amounts included in this table are the notional amounts.

	2010					2009
Million US dollar	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years
Foreign currency
Forward exchange contracts	2 206	952	—	—	—	2 334	410	190	—	—
Foreign currency futures	2 587	18	—	—	—	1 581	6	—	—	—
Other foreign currency derivatives	—	—	—	—	—	330	83	—	—	—

Interest rate
Interest rate swaps	216	70 196	6 153	4 750	180	17 324	212	57 738	7 495	264
Cross currency interest rate swaps	1 264	982	1 349	1 536	1 536	550	1 971	940	662	1 276
Interest rate futures	117	464	600	121	113	—	—	—	—	—
Other interest rate derivatives	—	—	—	—	—	—	52	—	—	—

Commodities
Aluminum swaps	1 048	53	—	—	—	738	381	—	—	—
Other commodity derivatives	406	48	—	—	—	325	78	—	—	—

Credit
Credit default swaps	—	—	—	—	—	86	—	—	—	—

Equity
Equity instruments	378	412	—	—	—	—	52	—	—	—

To finance the acquisition of Anheuser-Busch, AB InBev entered into a 45 billion US dollar senior facilities agreement, of which 44 billion US dollar was ultimately drawn (the “2008 senior facilities”). At the time of the Anheuser-Busch acquisition, the interest rate for an amount of up to 34.5 billion US dollar had effectively been fixed through a series of hedge arrangements at a weighted average rate of 3.875% per annum (plus applicable fixed spreads) for the period 2009 to 2011 and a portion of the hedging arrangements had been successively extended for an additional two year period. In 2009 the company repaid part of the 2008 senior facilities and in 2010, the 2008 senior facilities were fully refinanced and partially replaced by the 2010 Senior facilities as described in Note 24 Interest-bearing loans and borrowings. Following the repayment and refinancing activities performed throughout 2009 and 2010, the company entered into new interest rate swaps to unwind the ones that became freestanding as a result of these repayments. As of 31 December 2010, the remaining open positions include a series of US dollar LIBOR fixed interest-rate swaps covering the interest exposure on the outstanding balance of the 2010 senior facilities amounting to 4.4 billion US dollar. The interest rate had been fixed at a weighted average rate of 4.038% per annum (plus applicable spreads) for the period 2010 and 2011 and at a weighted average rate of 2.85% per annum (plus applicable spreads) for the period 2012 to 2013.

During 2010, approximately 17.3 billion US dollar interest swap instruments matured.

Forward exchange contracts include derivatives used to hedge the Brazilian real borrowings in Canada. Interest rate futures include derivatives to hedge short-term financial assets held by AmBev Brazil.

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

The table below provides an indication of the company’s main net foreign currency positions as regards firm commitments and forecasted transactions for the most important currency pairs. The open positions are the result of the application of AB InBev’s risk management policy. Positive amounts indicate that the company is long (net future cash inflows) in the first currency of the currency pair while negative amounts indicate that the company is short (net future cash outflows) in the first currency of the currency pair. The second currency of the currency pairs listed is the functional currency of the related subsidiary.

	31 December 2010			31 December 2009
Million US dollar	Total exposure	Total derivatives	Open position	Total exposure	Total derivatives	Open position
Czech koruna/Euro	(14)	9	(5)	—	—	—
Euro/Argentinean peso	(7)	7	—	—	—	—
Euro/Brazilian real	(38)	38	—	(28)	28	—
Euro/Canadian dollar	(35)	35	—	—	—	—
Euro/Pound sterling	(179)	172	(7)	(116)	77	(39)
Euro/Romanian lei	—	—	—	—	28	28
Euro/Russian ruble	(154)	109	(45)	(97)	95	(2)
Euro/Ukrainian hryvnia	(101)	51	(50)	(117)	—	(117)
Hungarian forint/Euro	(16)	13	(3)	—	—	—
Pound sterling/Canadian dollar	(18)	18	—	—	—	—
Pound sterling/Euro	(23)	9	(14)	7	(6)	1
US dollar/Argentinean peso	(172)	172	—	(238)	238	—
US dollar/Bolivian boliviano	46	(46)	—	59	(59)	—
US dollar/Brazilian real	231	(231)	—	(156)	156	—
US dollar/Canadian dollar	(172)	172	—	—	—	—
US dollar/Chilean peso	39	(39)	—	25	(25)	—
US dollar/Dominican peso	(10)	10	—	(29)	29	—
US dollar/Euro	197	(197)	—	224	(226)	(2)
US dollar/Paraguayan guarani	(37)	37	—	(25)	25	—
US dollar/Peruvian nuevo sol	(76)	76	—	(19)	19	—
US dollar/Pound sterling	(26)	26	—	(22)	19	(3)
US dollar/Russian ruble	(85)	73	(12)	(105)	105	—
US dollar/Ukrainian hryvnia	(31)	18	(13)	(19)	—	(19)
US dollar/Uruguayan peso	(27)	27	—	(26)	26	—

Further analysis on the impact of open currency exposures is performed in the Currency Sensitivity Analysis below.

In conformity with IAS 39 hedge accounting rules, these hedges of firm commitments and highly probable forecasted transactions denominated in foreign currency are designated as cash flow hedges.

FOREIGN EXCHANGE RISK ON INTRAGROUP LOANS

In 2009, a series of foreign exchange derivatives were contracted to hedge the foreign currency risk from intercompany loans transacted between group entities with different functional currencies. Intercompany loans with Russia and UK were hedged against euro for respectively 3 979m Russian ruble and 105m pound sterling. As of 31 December 2010, there are no outstanding derivative contracts linked to foreign exchange risk on intragroup loans.

FOREIGN EXCHANGE RISK ON NET INVESTMENTS IN FOREIGN OPERATIONS

AB InBev enters into hedging activities to mitigate exposures related to its investments in foreign operations. These strategies are designated as net investment hedges and include both derivative and non-derivative financial instruments.

As of 31 December 2010, designated derivative and non-derivative financial instruments in a net investment hedge relationship amount to 6 283m US dollar equivalent in Holding companies and approximately 370m US dollar equivalent at AmBev level. Those derivatives and non-derivatives are used to hedge foreign operations with functional currencies denominated in Brazilian real, Canadian dollar, pound sterling, Russian ruble, euro, and US dollar.

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

A description of the foreign currency risk hedging related to the debt instruments issued in a currency other than the functional currency of the subsidiary is further detailed in the Interest Rate Risk section below.

CURRENCY SENSITIVITY ANALYSIS

Currency translational risk

Around 60% of AB InBev’s revenue is generated by foreign operations of which the activities are conducted in a currency other than the US dollar. A currency translation risk arises when the financial data of these foreign operations are converted in AB InBev’s presentation currency, the US dollar. On the basis of the volatility of these currencies against the US dollar in 2010, AB InBev estimated the reasonably possible change of the exchange rate of these currencies against the US dollar as follows:

	2010
1 US dollar equals:	Closing rate 31 December 2010	Average rate 2010	Possible closing rate volatility[1]	Possible average rate volatility	Volatility of rates in %
Argentinean peso	3.98	3.95	3.84 - 4.11	3.81 - 4.08	3.49%
Bolivian boliviano	7.04	7.09	6.28 - 7.8	6.32 - 7.85	10.84%
Brazilian real	1.67	1.77	1.43 - 1.90	1.52 - 2.02	14.28%
Canadian dollar	1.00	1.03	0.88 - 1.11	0.92 - 1.15	11.42%
Chinese yuan	6.60	6.76	6.09 - 7.12	6.23 - 7.28	7.77%
Paraguayan guarani	4 563	4 787	4 228 - 4 899	4 435 –5 139	7.35%
Pound sterling	0.64	0.65	0.58 - 0.71	0.58 - 0.71	9.96%
Russian ruble	30.18	30.14	27.29 -33.07	27.26 -33.03	9.58%
Ukrainian hryvnia	7.91	7.85	7.62 - 8.21	7.56 - 8.14	3.70%
Euro	0.75	0.76	0.66 - 0.84	0.67 - 0.85	11.88%

	2009
1 US dollar equals:	Closing rate 31 December 2009	Average rate 2009	Possible closing rate volatility[1]	Possible average rate volatility	Possible volatility of rates in %
Argentinean peso	3.80	3.73	3.66 - 3.93	3.60 - 3.86	3.47%
Bolivian boliviano	7.07	7.13	6.48 - 7.66	6.54 - 7.73	8.32%
Brazilian real	1.74	2.02	1.44 - 2.04	1.67 - 2.36	17.07%
Canadian dollar	1.05	1.15	0.90 - 1.2	0.99 - 1.31	14.07%
Chinese yuan	6.83	6.86	6.79 - 6.87	6.82 - 6.90	0.57%
Paraguayan guarani	4 597	5 008	4 188 - 5 006	4 562 - 5 453	8.90%
Pound sterling	0.62	0.64	0.53 - 0.70	0.56 - 0.73	13.22%
Russian ruble	30.12	31.83	25.95 - 34.28	27.43 - 36.23	13.82%
Ukrainian hryvnia	7.95	7.74	5.69 - 10.21	5.54 - 9.94	28.46%
Euro	0.69	0.72	0.61 - 0.78	0.64 - 0.81	11.68%

Had the US dollar weakened/strengthened during 2010 by the above estimated possible changes against the above listed currencies with all other variables held constant, the 2010 profit before taxes would have been 756m US dollar (13%) higher/lower while the pre-taxes impact on translation reserves in equity would have been 1 669m US dollar higher/lower. In 2009, AB InBev estimated this impact to be 1 070m US dollar on profit and 3 324m US dollar on the translation reserves.

Currency transactional risk

Most of AB InBev’s non-derivative monetary financial instruments are either denominated in the functional currency of the subsidiary or are converted into the functional currency through the use of derivatives. However, the company can have open positions in Eastern European countries for which hedging can be limited as the illiquidity of the local foreign exchange market prevents us from hedging at a reasonable cost. The transactional foreign currency risk mainly arises from open positions in Ukrainian hryvnia, and Russian ruble against the US dollar and the euro. AB InBev estimated the reasonably possible change of exchange rate, on the basis of the average volatility on the open currency pairs, as follows:

	2010
	Closing rate 31 December 2010	Possible closing rate volatility[1]	Volatility of rates in %
Euro/Russian ruble	40.33	36.76 - 43.91	8.86%
Euro/Ukrainian hryvnia	10.57	9.26 - 11.89	12.46%
Pound sterling/Euro	1.16	1.06 - 1.27	9.16%
US dollar/Russian ruble	30.18	27.29 - 33.07	9.58%
US dollar/Ukrainian hryvnia	7.91	7.62 - 8.21	3.70%

	2009
	Closing rate 31 December 2009	Possible closing rate volatility[1]	Possible volatility of rates in %
Euro/Ukrainian hryvnia	11.45	8.35 - 14.55	27.09%
Euro/Romanian lei	4.10	3.86 - 4.33	5.62%
US dollar/Ukrainian hryvnia	7.95	5.69 - 10.21	28.46%

Had the Ukrainian hryvnia, the Russian ruble and the pound sterling weakened/strengthened during 2010 by the above estimated changes against the euro or the US dollar, with all other variables held constant, the 2010 impact on consolidated profit before taxes would have been approximately 12m US dollar higher/lower.

Additionally, the AB InBev sensitivity analysis1 to the foreign exchange rates on its total derivatives positions as of 31 December 2010, shows a pre-tax impact on equity reserves of 22m US dollar positive/negative.

B. INTEREST RATE RISK

The company applies a dynamic interest rate hedging approach whereby the target mix between fixed and floating rate debt is reviewed periodically. The purpose of AB InBev’s policy is to achieve an optimal balance between cost of funding and volatility of financial results, while taking into account market conditions as well as AB InBev’s overall business strategy.

[1]	Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2010 and at 31 December 2009 respectively.

FLOATING INTEREST RATE RISK ON BORROWINGS IN US DOLLAR

The company entered into a 45 billion US dollar senior facilities agreement (of which 44 billion US dollar was ultimately drawn) to acquire Anheuser-Busch and entered into a series of forward starting US dollar interest rate swaps in order to provide a higher predictability of cash flows (see Note 24 Interest-bearing loans and borrowings). As a result, the interest rates for up to an amount of 34.5 billion US dollar, under the 45 billion US dollar senior facility agreement, had effectively been fixed at 3.875% per annum plus applicable spreads, for the period of 2009-2011 and designated as cash flow hedge at inception. From this 34.5 billion US dollar hedging, 25 billion US dollar hedge was designated to the senior facility, 5 billion US dollar was designated to a pre-hedging of the bond issuance in January 2009, 3 billion US dollar was designated to a pre-hedging of the bond issuance in May 2009 and 1 billion US dollar was designated to a pre-hedging of bond issuance in October 2009 (0.5 billion US dollar was derecognized during 2009).

Following the refinancing and the repayment of the 2008 and 2010 senior facilities part of interest rate swaps that were designated for the hedge of the financing of the Anheuser-Busch acquisition became freestanding given the repayment of part of these senior facilities. In order to offset the interest rate risk, the freestanding derivatives were unwound via additional offsetting trades. As of 31 December 2010, the remaining open debt under the 2010 senior facilities amounting to 4.4 billion US dollar remains designated as cash flow hedge and it is hedged via two tranches of US dollar LIBOR fixed interest-rate swaps with a notional amount of 4.4 billion US dollar each. The interest rate for the first tranche had been fixed at a weighted average rate of 4.038% per annum (plus applicable spreads) for the period 2010 and 2011 and the interest rate for the second tranche had been fixed at a weighted average rate of 2.85% per annum (plus applicable spreads) for the period 2012 to 2013.

PRIVATE PLACEMENT HEDGES (FOREIGN CURRENCY RISK + INTEREST RATE RISK ON BORROWINGS IN US DOLLAR)

The company borrowed 850m US dollar through private placement of which 775m US dollar matured during 2009 and 2010, and 75m US dollar are due in 2013.

The company entered into US dollar fixed/euro floating cross currency interest rate swaps for a total amount of 730m US dollar of which 655m US dollar expired during 2009 and 2010 and the remaining will mature in 2013.

In conformity with IAS 39, 75m US dollar hedges are still designated for hedge accounting in fair value hedge relationships by year end 2010.

AMBEV BOND HEDGES (FOREIGN CURRENCY RISK + INTEREST RATE RISK ON BORROWINGS IN US DOLLAR)

In December 2001, AmBev issued 500m US dollar in foreign securities (bond 2011). This bond bears interest at 10.5% and is repayable semi-annually as from July 2002 with final maturity in December 2011. In September 2003 AmBev issued another 500m US dollar in foreign securities (bond 2013). This bond bears interest at 8.75% and is repayable semi-annually since March 2004 with final maturity in September 2013. In July 2007 AmBev issued a Brazilian real bond (bond 2017), which bears interest at 9.5% and is repayable semi-annually with final maturity date in July 2017.

AmBev entered into several US dollar fixed/Brazilian real floating cross currency interest rate swaps to manage and reduce the impact of changes in the US dollar exchange rate and interest rate on these bonds. In addition to this, AmBev entered into a fixed/floating interest rate swap to hedge the interest rate risk on the bond 2017. These derivative instruments have been designated in a fair value hedge accounting relationship.

CANADA DEBENTURE HEDGES (FOREIGN CURRENCY RISK + INTEREST RATE RISK ON BORROWINGS IN BRAZILIAN REAL)

As of 31 December 2010, the company has outstanding bank loans of 717m Brazilian real and 474m Brazilian real relating to loans issued in 2007 and 2006, respectively. The company has entered into a series of derivative contracts to hedge the foreign exchange and interest rate risk related to the Brazilian real. The maturity dates for the derivative contracts are identical to the maturity dates of the two loans, which mature on June 2011 for the first loan and January 2012 for the second loan. These hedges were designated in a cash flow hedge accounting relationship.

POUND STERLING HEDGES (FOREIGN CURRENCY RISK + INTEREST RATE RISK ON BORROWINGS IN POUND STERLING)

In June 2009, the company issued a pound sterling bond for an equivalent of 750m pound sterling. This bond bears interest at 6.50% with maturity in June 2017.

The company entered into several pound sterling fixed/euro floating cross currency interest rate swaps to manage and reduce the impact of changes in the pound sterling exchange rate and interest rate on this bond.

These derivative instruments have been designated in a fair value hedge accounting relationship.

SWISS FRANC BOND HEDGES (FOREIGN CURRENCY RISK + INTEREST RATE RISK ON BORROWINGS IN SWISS FRANC)

In May 2009, the company issued a Swiss franc bond for an equivalent of 600m Swiss franc. This bond bears interest at 4.51% with maturity in June 2014.

The company entered into a Swiss franc fixed/euro floating cross currency interest rate swap to manage and reduce the impact of changes in the Swiss franc exchange rate and interest rate on this bond.

This derivative instrument was designated in a fair value hedge accounting relationship in 2009. During 2010, although this derivative continues to be considered an economic hedge, hedge accounting designation was discontinued.

NET DEBT CURRENCY EXPOSURE ADJUSTMENT (US DOLLAR AND EURO TO BRAZILIAN REAL)

As of 31 December 2010 the company has outstanding US dollar/Brazilian real and euro/Brazilian real cross currency interest rate swap contracts for an equivalent of approximately 1 344m Brazilian real and 1 292m Brazilian real, respectively.

The purpose of these derivatives is to effectively increase the level of Brazilian real denominated debt in order to achieve a better balance of the company’s net currency exposure.

These derivative instruments are designated in net investment hedge accounting relationship by year end 2010.

MARKETABLE DEBT SECURITY HEDGES (INTEREST RATE RISK ON BRAZILIAN REAL)

During 2010, AmBev invested in highly liquid Brazilian real denominated government debt securities. Those fixed-rate instruments are included in the held for trading category.

The company also entered into interest rate future contacts in order to offset the Brazilian real interest rate exposure of such government bonds. Since both instruments are measured at fair value with changes recorded into profit or loss, no hedge accounting designation was needed.

INTEREST RATE SENSITIVITY ANALYSIS

In respect of interest-bearing financial liabilities, the table below indicates their effective interest rates at balance sheet date as well as the split per currency in which the debt is denominated.

31 December 2010 Interest-bearing financial liabilities Million US dollar	Before hedging		After hedging
	Effective interest rate	Amount	Effective interest rate	Amount
Floating rate
Brazilian real	10.72%	2 527	10.37%	5 283
Canadian dollar	1.64%	181	2.11%	228
Euro	1.32%	3 105	2.98%	4 051
Russian ruble	5.00%	6	5.00%	6
US dollar	1.21%	6 768	0.54%	2 362

		12 587		11 930

Fixed rate
Argentinean peso	14.44%	46	14.44%	46
Brazilian real	11.85%	1 504	9.56%	610
Canadian dollar	4.18%	694	4.63%	1 361
Chinese yuan	5.21%	11	5.21%	11
Euro	6.47%	4 116	6.10%	4 686
Guatemalan quetzal	7.75%	17	7.75%	17
Pound sterling	7.88%	2 053	9.75%	845
Swiss franc	4.51%	636	—	—
Russian ruble	—	—	5.23%	79
US dollar	5.90%	23 223	5.75%	25 301
Other	6.24%	7	6.28%	8

		32 307		32 964

31 December 2009 Interest-bearing financial liabilities Million US dollar	Before hedging		After hedging
	Effective interest rate	Amount	Effective interest rate	Amount
Floating rate
Brazilian real	9.17%	2 381	8.98%	3 669
Canadian dollar	0.78%	408	0.78%	408
Euro	2.44%	752	2.90%	3 081
Hungarian forint	0.64%	1	0.64%	1
Pound sterling	0.83%	13	0.83%	13
US dollar	1.79%	17 018	—	—

		20 573		7 172

Fixed rate
Argentinean peso	16.11%	18	16.11%	18
Bolivian boliviano	9.42%	39	9.42%	39
Brazilian real	13.40%	855	—	—
Canadian dollar	7.50%	90	5.51%	772
Chinese yuan	5.25%	53	5.25%	53
Dominican peso	7.90%	29	7.90%	29
Euro	7.25%	3 368	7.25%	3 368
Guatemalan quetzal	9.57%	15	9.57%	15
Paraguay guarani	9.10%	35	9.10%	35
Peruvian nuevo sol	6.66%	54	6.66%	54
Pound sterling	7.88%	2 086	9.75%	882
Swiss franc	4.51%	582	—	—
Ukrainian hryvnia	21.56%	23	21.56%	23
Uruguayan peso	10.49%	3	10.49%	3
US dollar	6.12%	21 106	6.02%	36 590
Other	18.37%	40	18.37%	40

		28 396		41 921

At 31 December 2010, the total carrying amount of the floating and fixed rate interest-bearing financial liabilities before hedging listed above includes bank overdrafts of 14m US dollar (last year 28m US dollar).

As disclosed in the above table, 11 930m US dollar or 26.57% of the company’s interest bearing financial liabilities bear a variable interest rate. The company estimated that the reasonably possible change of the market interest rates applicable to its floating rate debt after hedging is as follows:

	2010
	Interest rate 31 December 2010[1]	Possible interest rate volatility[2]	Volatility of rates in %
Brazilian real	10.32%	9.09% - 11.54%	11.90%
Canadian dollar	1.30%	1.01% - 1.59%	22.67%
Euro	1.01%	0.92% - 1.09%	8.08%
US dollar	0.30%	0.24% - 0.37%	21.66%

	2009
	Interest rate 31 December 2009	Possible interest rate volatility[2]	Volatility of rates in %
Brazilian real	8.37%	6.73% - 10.01%	19.59%
Canadian dollar	0.44%	0.28% - 0.61%	37.52%
Euro	0.70%	0.63% - 0.77%	9.39%
Hungarian forint	6.19%	5.24% - 7.14%	15.40%
Pound sterling	0.61%	0.54% - 0.67%	11.25%
US dollar	0.25%	0.20% - 0.30%	19.81%

When AB InBev applies the reasonably possible increase/decrease in the market interest rates mentioned above on its floating rate debt at 31 December 2010, with all other variables held constant, 2010 interest expense would have been 71m US dollar higher/lower. This effect would partly be compensated by 8m US dollar higher/lower interest income on AB InBev’s interest-bearing financial assets. In 2009, AB InBev estimated this impact to be 63m US dollar on profit which was partly compensated by 1m US dollar interest income.

C. COMMODITY RISK

The commodity markets have experienced and are expected to continue to experience price fluctuations. AB InBev therefore uses both fixed price purchasing contracts and commodity derivatives to minimize exposure to commodity price volatility. The company has important exposures to the following commodities: aluminum, corn grits, corn syrup, corrugated, crowns, glass, hops, labels, malt, fuel oil, natural gas, rice and wheat. As of 31 December 2010, the company has the following commodity derivatives outstanding (in notional amounts): aluminum swaps for 1 101m US dollar (last year 1 119m US dollar), natural gas and energy derivatives for 132m US dollar, exchange traded sugar futures for 89m US dollar (last year 81m US dollar), corn swaps for 74m US dollar, exchange traded wheat futures for 128m US dollar (last year 29m US dollar) and rice swaps for 31m US dollar. These hedges are designated in a cash flow hedge accounting relationship.

D. EQUITY PRICE RISK

During 2010, AB InBev entered into a series of derivative contracts to hedge the risk arising from the different share based payment programs. The purpose of these derivatives is to effectively hedge the risk that a price increase in the AB InBev shares will negatively impact future cash flows related to the share based payments. These derivative instruments could not qualify for hedge accounting therefore they have not been designated in any hedge relationships.

When AB InBev applies the reasonably possible increase/decrease in the price of its own shares of 24.21%, with all other variables held constant, 2010 profit before tax would have been approximately 210m US dollar higher/lower.

During 2010, AB InBev has not held any material equity investments classified as available-for-sale. In addition, marketable securities classified as held for trading mainly consist of debt securities not exposed to variation in equity prices or indexes.

E. CREDIT RISK

Credit risk encompasses all forms of counterparty exposure, i.e. where counterparties may default on their obligations to AB InBev in relation to lending, hedging, settlement and other financial activities. The company has a credit policy in place and the exposure to counterparty credit risk is monitored.

AB InBev mitigates its exposure to counterparty credit risk through minimum counterparty credit guidelines, diversification of counterparties, working within agreed counterparty limits and through setting limits on the maturity of financial assets. The company has furthermore master netting agreements with most of the financial institutions that are counterparties to the derivative financial instruments. These agreements allow for the net settlement of assets and liabilities arising from different transactions with the same counterparty. Based on these factors, AB InBev considers the risk of counterparty default per 31 December 2010 to be limited.

AB InBev has established minimum counterparty credit ratings and enters into transactions only with financial institutions of investment grade. The company monitors counterparty credit exposures closely and reviews any downgrade in credit rating immediately. To mitigate pre-settlement risk, minimum counterparty credit standards become more stringent as the duration of the derivative financial instruments increases. To minimize the concentration of counterparty credit risk, the company enters into derivative transactions with a portfolio of financial institutions.

[1]	Applicable 3-month InterBank Offered Rates as of 31 December 2010.
[2]

Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2010. For the Brazilian real floating rate debt, the estimated market interest rate is composed of the InterBank Deposit Certificate (‘CDI’) and the Long-Term Interest Rate (‘TJLP’). With regard to other market interest rates, our analysis is based on the 3-month InterBank Offered Rates applicable for the currencies concerned (e.g. EURIBOR 3M, LIBOR 3M, BUBOR 3M).

EXPOSURE TO CREDIT RISK

The carrying amount of financial assets represents the maximum credit exposure of the Group. The carrying amount is presented net of the impairment losses recognized. The maximum exposure to credit risk at the reporting date was:

	2010			2009
Million US dollar	Gross	Impairment	Net carrying amount	Gross	Impairment	Net carrying amount
Financial assets at fair value through profit or loss	641	—	641	30	—	30
Available-for-sale financial assets	297	(55)	242	180	(34)	146
Held-to-maturity investments	2	—	2	145	—	145
Trade receivables	2 839	(234)	2 605	2 650	(214)	2 436
Cash deposits for guarantees	332	—	332	291	—	291
Loans to customers	215	(118)	97	269	(102)	167
Other receivables	1 785	(125)	1 660	1 886	(117)	1 769
Derivative financial assets	1 644	—	1 644	1 386	—	1 386
Cash and cash equivalents	4 511	—	4 511	3 689	—	3 689

	12 266	(532)	11 734	10 526	(467)	10 059

There was no significant concentration of credit risks with any single counterparty per 31 December 2010.

IMPAIRMENT LOSSES

The allowance for impairment recognized during the period per classes of financial assets was as follows:

	2010
Million US dollar	Available-for-sale financial assets	Trade receivables	Loans to customers	Other receivables	Total
Balance at 1 January	(34)	(214)	(102)	(117)	(467)
Impairment losses	(30)	(49)	(7)	—	(86)
Derecognition	1	27	9	—	37
Currency translation and other	8	2	(18)	(8)	(16)

Balance at 31 December	(55)	(234)	(118)	(125)	(532)

	2009
Million US dollar	Available-for-sale financial assets	Trade receivables	Loans to customers	Other receivables	Total
Balance at 1 January	(22)	(264)	(72)	(84)	(442)
Impairment losses	(6)	(20)	(38)	(28)	(92)
Derecognition	6	44	10	3	63
Currency translation	(12)	26	(2)	(8)	4

Balance at 31 December	(34)	(214)	(102)	(117)	(467)

	2008
Million US dollar	Available-for-sale financial assets	Trade receivables	Loans to customers	Other receivables	Total
Balance at 1 January	(25)	(300)	(84)	(100)	(509)
Impairment losses	(1)	(43)	(6)	(4)	(54)
Derecognition	—	19	9	1	29
Currency translation	4	60	9	19	92

Balance at 31 December	(22)	(264)	(72)	(84)	(442)

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

The following are the contractual maturities of non-derivative financial liabilities including interest payments and derivative financial assets and liabilities:

	2010
Million US dollar	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loans	(137)	(169)	(40)	(66)	(36)	(19)	(8)
Unsecured bank loans	(11 039)	(11 713)	(2 119)	(4 206)	(4 744)	(634)	(10)
Unsecured bond issues	(33 339)	(54 605)	(2 927)	(5 967)	(5 125)	(10 956)	(29 630)
Secured other loans	(6)	(7)	(1)	(1)	(5)	—	—
Unsecured other loans	(244)	(288)	(180)	(16)	(15)	(25)	(52)
Finance lease liabilities	(115)	(199)	(48)	(12)	(7)	(14)	(118)
Bank overdraft	(14)	(14)	(14)	—	—	—	—
Trade & other payables	(11 416)	(11 418)	(10 341)	(768)	(84)	(140)	(85)

	(56 310)	(78 413)	(15 670)	(11 036)	(10 016)	(11 788)	(29 903)
Derivative financial assets/liabilities
Interest rate derivatives	(1 658)	(1 661)	(984)	(546)	(108)	(42)	19
Foreign exchange derivatives	260	242	133	109	—	—	—
Interest rate and foreign exchange derivatives	(212)	(293)	(139)	(161)	(150)	140	17
Commodity derivatives	234	236	221	15	—	—	—
Equity instruments derivatives	74	76	46	30	—	—	—

	(1 302)	(1 400)	(723)	(553)	(258)	98	36

Of which: directly related to cash flow hedges	120	111	193	(12)	(37)	(33)	—

	2009
Million US dollar	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loans	(83)	(105)	(37)	(28)	(21)	(19)	—
Unsecured bank loans	(20 176)	(21 561)	(1 931)	(6 051)	(628)	(12 823)	(128)
Unsecured bond issues	(28 513)	(50 512)	(2 257)	(2 661)	(5 598)	(9 795)	(30 201)
Secured other loans	(20)	(21)	(15)	(1)	(1)	(6)	2
Unsecured other loans	(222)	(241)	(27)	(108)	(16)	(29)	(61)
Finance lease liabilities	(50)	(126)	(9)	(7)	(6)	(5)	(99)
Bank overdraft	(28)	(28)	(28)	—	—	—	—
Trade & other payables	(10 023)	(10 023)	(9 422)	(426)	(53)	(57)	(65)

	(59 115)	(82 617)	(13 726)	(9 282)	(6 323)	(22 734)	(30 552)
Derivative financial assets/liabilities
Interest rate derivatives	(2 094)	(2 064)	(960)	(796)	(363)	54	1
Foreign exchange derivatives	207	162	(93)	180	75	—	—
Interest rate and foreign exchange derivatives	(374)	(622)	(230)	(217)	38	(119)	(94)
Commodity derivatives	318	312	239	73	—	—	—

	(1 943)	(2 212)	(1 044)	(760)	(250)	(65)	(93)
Of which: directly related to cash flow hedges	(598)	(636)	(421)	(150)	(119)	54	—
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

The following table summarizes for each type of derivative the fair values recognized as assets or liabilities in the balance sheet:

	Assets		Liabilities		Net
Million US dollar	2010	2009	2010	2009	2010	2009
Foreign currency
Forward exchange contracts	345	322	(76)	(122)	269	200
Foreign currency futures	5	—	(14)	(15)	(9)	(15)
Other foreign currency derivatives	—	22	—	—	—	22

Interest rate
Interest rate swaps	585	420	(2 242)	(2 514)	(1 657)	(2 094)
Cross currency interest rate swaps	370	237	(582)	(611)	(212)	(374)
Interest rate futures	—	—	(1)	—	(1)	—

Commodities
Aluminum swaps	126	327	(7)	(27)	119	300
Sugar futures	78	44	—	(16)	78	28
Wheat futures	17	3	(7)	—	10	3
Other commodity derivatives	40	11	(13)	(25)	27	(14)

Equity
Equity instruments	78	—	(4)	—	74	—

	1 644	1 386	(2 946)	(3 330)	(1 302)	(1 944)

During the twelve-month period ended 31 December 2010, the net mark-to-market balance for interest rate swaps decreased by 437m US dollar, mainly driven by payment of interests and the unwinding effect of hedging instruments not part of a hedge relationship. The decrease was partially offset by unfavorable movements on US dollar LIBOR interest rates.

As of 31 December 2010, the net mark-to-market liability of 1 657m US dollar for interest rate swaps includes 976m US dollar of hedging losses that have been recorded as exceptional items in the income statement in 2009 and 2010 as a result of the repayment and refinancing of the 2008 and 2010 senior facilities and that have not been settled by 31 December 2010 (see Note 24 Interest-bearing loans and borrowings).

The following table compares the carrying amounts of the fixed rate interest-bearing financial liabilities (before hedging) with their fair values at 31 December 2010:

Interest-bearing financial liabilities Million US dollar	2010 Carrying amount	2010 Fair value	2009 Carrying amount	2009 Fair value
Fixed rate
Argentinean peso	(46)	(46)	(18)	(18)
Bolivia boliviano	—	—	(39)	(39)
Brazilian real	(1 504)	(1 568)	(855)	(901)
Canadian dollar	(694)	(699)	(90)	(84)
Chinese yuan	(11)	(11)	(53)	(53)
Dominican peso	—	—	(29)	(29)
Euro	(4 116)	(4 650)	(3 368)	(3 873)
Guatemalan quetzal	(17)	(17)	(15)	(15)
Peruvian nuevo sol	(5)	(5)	(54)	(54)
Pound sterling	(2 053)	(2 538)	(2 086)	(2 380)
Ukrainian hryvnia	—	—	(23)	(23)
US dollar	(23 223)	(27 185)	(21 106)	(22 625)
Paraguay guarani	—	—	(35)	(35)
Swiss franc	(636)	(695)	(582)	(575)
Other	(2)	(3)	(42)	(79)

	(32 307)	(37 417)	(28 395)	(30 783)

As required by IFRS 7, the following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable.

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

•

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Fair value hierarchy 2010 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3
Financial Assets
Held for trading (non-derivatives)	641	—	—
Available for sale	6	—	—
Derivatives at fair value through profit and loss	—	735	—
Derivatives in a cash flow hedge relationship	96	635	—
Derivatives in a fair value hedge relationship	—	152	—
Derivatives in a net investment hedge relationship	5	21	—

	748	1 543	—

Financial Liabilities
Non–derivatives in a fair value hedge relationship	5	1 538	—
Derivatives at fair value through profit and loss	—	1 781	—
Derivatives in a cash flow hedge relationship	14	597	—
Derivatives in a fair value hedge relationship	29	326	—
Derivatives in a net investment hedge relationship	—	200	—

	48	4 442	—

Fair value hierarchy 2009 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3
Financial Assets
Held for trading (non-derivatives)	—	30	—
Available for sale	—	7	—
Derivatives at fair value through profit and loss	3	290	—
Derivatives in a cash flow hedge relationship	45	841	—
Derivatives in a fair value hedge relationship	—	198	—
Derivatives in a net investment hedge relationship	—	9	—

	48	1 375	—

Financial Liabilities
Non-derivatives in a fair value hedge relationship	—	3 633	—
Derivatives at fair value through profit and loss	26	1 276	—
Derivatives in a cash flow hedge relationship	4	1 459	—
Derivatives in a fair value hedge relationship	16	498	—
Derivatives in a net investment hedge relationship	—	51	—

	46	6 917	—

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

FINANCIAL ASSET HELD FOR TRADING

As of 31 December 2010, held for trading financial assets are mostly related to marketable debt securities for which quoted prices are published by exchanges or provided by reliable financial information providers.

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

30. OPERATING LEASES

LEASES AS LESSEE

Non-cancelable operating leases are payable as follows:

Million US dollar	2010	2009
Less than one year	229	249
Between one and two years	210	227
Between two and three years	190	204
Between three and five years	321	349
More than five years	993	1 113

	1 943	2 142

At 31 December 2010, 238m US dollar was recognized as an expense in the income statement in respect of operating leases as lessee (2009: 269m US dollar, 2008: 233m US dollar).

Following the sale of Dutch and Belgian pub real estate to Cofinimmo in October 2007, AB InBev entered into lease agreements of 27 years. These operating leases maturing in November 2034 represent a payable of 903m US dollar in the table above.

Furthermore, the company leases a number of warehouses, factory facilities and other commercial buildings under operating leases. The leases typically run for an initial period of five to ten years, with an option to renew the lease after that date. Lease payments are increased annually to reflect market rentals. None of the leases include contingent rentals.

SUBLEASES

AB InBev has sublet some of the leased properties. Non-cancelable operating subleases are receivable as follows:

Million US dollar	2010	2009
Less than one year	130	141
Between one and two years	117	124
Between two and three years	107	114
Between three and five years	187	201
More than five years	223	192

	764	772

At 31 December 2010, 149m US dollar was recognized as income in the income statement in respect of subleases (2009: 153m US dollar, 2008: 148m US dollar).

The pubs leased from Cofinimmo as from October 2007 are subleased for an average outstanding period of 6 to 8 years for an amount of 225m US dollar. These leases are subject to renewal after their expiration date. The impact of such renewal is not reported in the table above.

LEASES AS LESSOR

The company leases out part of its property under operating leases. Non-cancelable operating leases are receivable as follows:

Million US dollar	2010	2009
Less than one year	6	9
Between one and two years	5	9
Between two and three years	4	8
Between three and five years	4	12
More than five years	4	10

	23	48

At 31 December 2010, 9m US dollar was recognized as income in the income statement in respect of operating leases as lessor (2009: 13m US dollar, 2008: 19m US dollar).

31. COLLATERAL AND CONTRACTUAL COMMITMENTS FOR THE ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT, LOANS TO CUSTOMERS AND OTHER

Million US dollar	2010	2009	2008
Collateral given for own liabilities	535	400	561
Collateral and financial guarantees received for own receivables and loans to customers	45	115	181
Contractual commitments to purchase property, plant and equipment	983	90	196
Contractual commitments to acquire loans to customers	71	173	230
Other commitments	746	533	447

The collateral given for own liabilities of 535m US dollar at 31 December 2010 contains 330m US dollar cash guarantees. Such cash deposits are a customary feature associated with litigations in Brazil: in accordance with Brazilian laws and regulations a company may or must (depending on the circumstances) place a deposit with a bank designated by the court or provide other security such as collateral on property, plant and equipment. With regard to judicial cases, AB InBev has made the appropriate provisions in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets – see also Note 27 Provisions. In the company’s balance sheet the cash guarantees are presented as part of other receivables – see Note 20 Trade and other receivables. The remaining part of collateral given for own liabilities (205m US dollar) contains collateral on AB InBev’s property in favor of the excise tax authorities, the amount of which is determined by the level of the monthly excise taxes due, inventory levels and transportation risk, and collateral on its property, plant and equipment with regard to outstanding loans. To the extent that AB InBev would not respect its obligations under the related outstanding contracts or would loose the pending judicial cases the collateralized assets would be used to settle AB InBev’s obligations.

To keep AB InBev’s credit risk with regard to receivables and loans to customers as low as possible collateral and other credit enhancements were obtained for a total amount of 45m US dollar at 31 December 2010. Collateral is held on both real estate and debt securities while financial guarantees are obtained from banks and other third parties.

AB InBev has entered into commitments to purchase property, plant and equipment for an amount of 983m US dollar at 31 December 2010. The increase primarily reflects purchase commitments for capacity extensions and the building of new breweries in Brazil and China.

In a limited number of countries AB InBev has committed itself to acquire loans to customers from banks at their notional amount if the customers do not respect their reimbursement commitments towards the banks. The total outstanding amount of such loans is 71m US dollar.

Other commitments amount to 746m US dollar at 31 December 2010 and mainly cover guarantees given to pension funds, rental and other guarantees.

32. CONTINGENCIES1

Certain subsidiaries of AmBev have received tax assessments related to corporate Brazilian taxation of income generated outside Brazil. In 2005 and 2008, AmBev was officially notified of administrative Lower Court decisions, recognizing that a substantial portion of the amount of these tax assessments was incorrect. These decisions, of which some were appealed, reduced the amount of the tax assessments to 3.0 billion Brazilian real (1.8 billion US dollar) including interest and penalties. AmBev disputes the validity of these tax assessments and intends to vigorously defend its case. No provision has been recorded related to these tax assessments.

Certain holders of warrants issued by AmBev in 1996 for exercise in 2003 proposed lawsuits to subscribe correspondent shares for an amount lower than AmBev considers as established upon the warrant issuance. In case AmBev loses the totality of these lawsuits, the issuance of 27 684 596 preferred shares and 6 881 719 common shares would be necessary. AmBev would receive in consideration funds that are materially lower than the current market value. This could result in a dilution of about 1% to all AmBev shareholders. Furthermore, the holders of these warrants are claiming that they should receive the dividends relative to these shares since 2003, approximately 212m Brazilian real (127m US dollar) in addition to legal fees. AmBev disputes these claims and intends to continue to vigorously defend its case.

AmBev, together with other Brazilian brewers, is party to a lawsuit whereby the Federal Public Prosecutor’s office claims collective damages of approximately 2.8 billion Brazilian real (1.68 billion US dollar), out of which 2.1 billion Brazilian real (1.26 billion US dollar) is allocated to AmBev. Plaintiff argues that advertising campaigns of defendants increase total consumption of alcohol and, as a result, public health and social security costs, traffic accidents, criminality and underage consumption. Shortly after the above lawsuit was filed, a consumer-protection association applied to be admitted as a joint-plaintiff. The association has made further requests in addition to the ones made by Public Prosecutor including the claim for “collective moral damages” in an amount to be ascertained by the court; however, it suggests that it should be equal to the initial request of 2.8 billion Brazilian real (1.68 billion US dollar), therefore it doubles the initial amount involved. The court has admitted the association as joint-plaintiff and has agreed to hear the new claims. AmBev is vigorously defending this litigation.

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

[1]	Amounts have been converted to US dollar at the closing rate of the period.

production and sale of beer in the United States. The plaintiffs sought declaratory relief that the merger violates Section 7 of the Clayton Antitrust Act, injunctive relief to prevent consummation of the merger and fees and expenses. On 18 November 2008, plaintiffs’ request for injunctive relief was denied. On 3 August 2009, the Court granted defendants Motion to dismiss plaintiffs claims with prejudice. On 4 August 2009, the Court entered judgment in favor of the defendants. On 19 August 2009, plaintiffs filed an appeal of such judgment. A hearing of plaintiffs’ appeal before the Eighth Circuit Court of Appeals occurred on 14 April 2010. On 27 October 2010 plaintiffs’ appeal was denied. Plaintiffs’ subsequent Motions for Rehearing were denied on 3 December 2010. AB InBev will continue to vigorously defend against any remaining appeals of these claims.

On 22 July 2009, CADE, the Brazilian antitrust authority issued its ruling in Administrative Proceeding No. 08012.003805/2004-1. This proceeding was initiated in 2004 as a result of a complaint filed by Schincariol (a South American brewery and beverage maker based in Brazil) and had, as its main purpose, the investigation of AmBev’s conduct in the market, in particular its customer loyalty program known as “Tô Contigo” and which is similar to airline frequent flyer and other mileage programs. During its investigation, the Secretariat of Economic Law of the Ministry of Justice (“SDE”) concluded that the program should be considered anticompetitive unless certain adjustments were made. These adjustments had already been substantially incorporated into the current version of the Program. The SDE opinion did not threaten any fines and recommended that the other accusations be dismissed. After the SDE opinion was issued, the proceeding was sent to CADE, which issued a ruling that, among other things, imposed a fine in the amount of 353m Brazilian real (212m US dollar). AmBev believes that CADE’s decision was without merit and thus has challenged it before the federal courts, which have ordered the suspension of the fine and other parts of the decision upon its posting of a guarantee. AmBev has already rendered a court bond (carta de fiança) for this purpose. According to its advisors’ analysis, a loss is possible (but not probable), and therefore the company has not established a provision in its financial statements. AmBev is also involved in other administrative proceedings before CADE and SDE, relating to the investigation of certain conduct, none of which the company believes contravenes applicable competition rules and regulations.

On 1 December 2009, AB InBev and several of its related companies were sued in Federal Court in the Eastern District of Missouri in a lawsuit styled Richard F. Angevine v. AB InBev, et al. The plaintiff sought to represent a class of certain employees of Busch Entertainment Corporation, which was divested on 1 December 2009, and the four Metal Container Corporation plants which were divested on 1 October 2009. He also sought to represent certain employees of any other Anheuser-Busch Companies, Inc. (ABC) subsidiary that had been divested or may be divested during the 18 November 2008 and 17 November 2011 period. The lawsuit contained claims that the class was entitled to enhanced retirement benefits under sections 4.3 and 19.11(f) of the Anheuser-Busch Companies’ Salaried Employees’ Pension Plan (the “Plan”). Specifically, plaintiff alleged that the divestitures resulted in his “involuntarily termination” from “ABC and its operating division and subsidiaries” within three years of the 18 November 2008 ABC/InBev merger, which allegedly triggered the enhanced benefits under the Plan. The lawsuit claimed that by failing to provide the class members with these enhanced benefits, AB InBev, et al. breached their fiduciary duties under ERISA. The complaint sought punitive damages and attorneys’ fees. On 16 July 2010, the Court ruled that the claims for breach of fiduciary duty and punitive damages were not proper. The Court also found that Angevine did not exhaust his administrative remedies, which he must first do before filing a lawsuit. Angevine filed an appeal of this ruling with the Eighth Circuit Court of Appeals on 9 August 2010, which is currently pending. AB InBev will continue to vigorously defend against the appeal. On 15 September 2010, AB InBev and several of its related companies were sued in Federal Court for the Southern District of Ohio in a lawsuit entitled Rusby Adams et al. v. AB InBev et al. This lawsuit was filed by four employees of Metal Container Corporation’s facilities in Columbus, Ohio, Gainesville, Florida, and Ft. Atkinson, Wisconsin that were divested on 1 October 2009. Similar to the Angevine lawsuit, these plaintiffs seek to represent a class of participants of the Anheuser-Busch Companies’ Inc. Salaried Employees’ Pension Plan (the “Plan”) who had been employed by Anheuser-Busch Companies, Inc. subsidiaries that had been or may be divested during the period of 18 November 2008 and 17 November 2011. The plaintiffs also allege claims similar to the Angevine lawsuit: (1) that they are entitled to benefits under section 19.11(f) of the Plan; (2) that the denial of benefits was a breach of fiduciary duty. AB InBev believes that it has defenses to these claims, and has filed a Motion to Dismiss, which is currently pending. AB InBev intends to vigorously defend against the lawsuit.

33. RELATED PARTIES

TRANSACTIONS WITH DIRECTORS AND EXECUTIVE BOARD MANAGEMENT MEMBERS (KEY MANAGEMENT PERSONNEL)

In addition to short-term employee benefits (primarily salaries) AB InBev’s executive board management members are entitled to post-employment benefits. More particular, members of the executive board management participate in the pension plan of their respective country – see also Note 25 Employee Benefits. Finally, key management personnel are eligible for the company’s share option, restricted stock unit and/or share swap program (refer Note 26 Share-based Payments). Total directors and executive board management compensation included in the income statement can be detailed as follows:

	2010		2009		2008
Million US dollar	Directors	Executive board management	Directors	Executive board management	Directors	Executive board management

Short-term employee benefits	4	35	4	54	12	22
Post-employment benefits	—	2	—	2	—	3
Share-based payments	5	43	4	51	2	15
Exceptional IFRS 2 adjustment	—	—	—	45	—	—

	9	80	8	152	14	40

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

The decrease in key management remuneration mainly results from higher accruals for variable compensations in 2009 compared to 2010. The exceptional IFRS 2 adjustment recognized in 2009 for a total of 45m US dollar relates to accelerated share-based payment expenses in accordance with IFRS 2, following the change in vesting conditions on certain share-based payment plans.

JOINTLY CONTROLLED ENTITIES

AB InBev reports its interest in jointly controlled entities using the line-by-line reporting format for proportionate consolidation. Significant interests in joint ventures include two distribution entities in Canada, two entities in Brazil, one in China and in UK. None of these joint ventures are material to the company. Aggregate amounts of AB InBev’s interest are as follows:

Million US dollar	2010	2009	2008
Non-current assets	113	76	68
Current assets	69	42	31
Non-current liabilities	99	131	85
Current liabilities	217	84	28
Result from operations	11	—	12
Profit attributable to equity holders	1	—	3

TRANSACTIONS WITH ASSOCIATES

AB InBev’s transactions with associates were as follows:

Million US dollar	2010	2009	2008
Revenue	36	45	12
Non-current assets	—	—	31
Current assets	8	9	14
Current liabilities	11	22	14

Revenue from associates primarily consists of sales to distributors in which AB InBev has a non-controlling interest.

TRANSACTIONS WITH PENSION PLANS

AB InBev’s transactions with pension plans are mainly comprised of 4m US dollar revenue from pension plans in US and 5m US dollar revenue from pension plans in Brazil.

TRANSACTIONS WITH GOVERNMENT-RELATED ENTITES

AB InBev’s transactions with government-related entities are mainly comprised of 2m US dollar of current liabilities versus local government in China.

34. SUPPLEMENTAL GUARANTOR FINANCIAL INFORMATION

The following guarantor financial information is presented to comply with U.S. SEC disclosure requirements of Rule 3-10 of Regulation S-X.

The issuances or exchanges of securities described below are related to securities fully and unconditionally guaranteed by AB InBev SA/NV (the “Parent Guarantor SEC registered”) and also jointly and severally guaranteed by Anheuser-Busch Companies, Inc., BrandBrew S.A. and Cobrew NV/SA (the “Subsidiary Guarantors”):

•

On 13 October 2009, Anheuser-Busch InBev Worldwide Inc. issued (i) 1.50 billion US dollar principal amount of 3.000% unsecured notes due 2012, (ii) 1.25 billion US dollar principal amount of 4.125% unsecured notes due 2015, (iii) 2.25 billion US dollar principal amount of 5.375% unsecured notes due 2020 and (iv) 0.50 billion US dollar principal amount of 6.375% unsecured notes due 2040 (collectively the “October Notes”). The October Notes were exchanged for publicly registered notes on 8 February 2010.

•

On 24 March 2010, Anheuser-Busch Worldwide Inc. issued (i) 1.0 billion US dollar principal amount of 2.5% unsecured notes due 2013, (ii) 0.75 billion US dollar principal amount 3.625% unsecured notes due 2015, (iii) 1.0 billion US dollar principal amount of 5.0% due 2020 and (iv) 0.5 billion US dollar bearing interest at a floating rate of 3 month US dollar LIBOR plus 0.73% due 2013 (collectively the “March Notes”). These Notes were exchanged for publicly registered notes on 5 August 2010.

•	On 10 November 2010, Anheuser-Busch InBev Worldwide Inc. issued 750 million Brazilian real principal amount of 9.75% notes due 2015.

•

On 24 January 2011, AB InBev Worldwide Inc. issued a series of notes in an aggregate principal amount of 1.65 billion, consisting of 650 million US dollar aggregate principal amount of floating rate notes due 2014, 500 million US dollar aggregate principal amount of fixed rate notes due 2016 and 500 million US dollar aggregate principal amount of fixed rate notes due 2021. The notes bear interest at an annual rate of 55 basis points above three-month LIBOR for the floating rate notes, 2.875% for the 2016 notes, and 4.375% for the 2021 notes. The notes will mature on 27 January 2014 in the case of the floating rate notes, 15 February 2016 in the case of the 2016 notes and 15 February 2021 in the case of the 2021 notes. The issuance closed on 27 January 2011.

•

On 11 February 2011, Anheuser-Busch InBev Worldwide Inc. announced that it had filed a Registration Statement on Form F-4 with the United States Securities and Exchange Commission (“SEC”) seeking to undertake an exchange offer of

(i) 1.25 billion USD principal amount of 7.2 % notes due 2014, (ii) 2.5 billion USD principal amount of 7.75 % notes due 2019, (iii) 1.25 billion USD principal amount of 8.2 % notes due 2039 (collectively the “January Notes”) and (iv) 1.55 billion USD principal amount of 5.375 % notes due 2014, (v) 1.0 billion USD principal amount of 6.875 % notes due 2019, and (vi) 0.45 billion USD principal amount of 8.0 % notes due 2039 (collectively the “May Notes”) . Anheuser-Busch InBev Worldwide would offer to exchange unregistered notes which have been privately issued under Rule 144A for freely tradable notes registered under the Securities Act of 1933 with otherwise substantially the same terms and conditions. The exchange offer closed on 14 March 2011.

The following condensed consolidating financial information presents the Condensed Consolidating Statement of Financial Position as of 31 December 2010 and 2009, the Condensed Consolidating Income Statements and Condensed Consolidating Statements of Cash Flows for the years ended 31 December 2010, 2009 and 2008 of (a) AB InBev SA/NV (the “Parent Guarantor”), (b) Anheuser-Busch Worldwide Inc. (the Issuer), (c) the Subsidiary Guarantors, (d) the non-guarantor subsidiaries, (e) elimination entries necessary to consolidate the Parent with the issuer, the guarantor subsidiaries and the non-guarantor subsidiaries; and (e) the Company on a consolidated basis. Investments in consolidated subsidiaries are presented under the equity method of accounting. Separate financial statements and other disclosures with respect to the guarantor subsidiaries have not been provided as management believes the following information is sufficient, as the guarantor subsidiaries are 100% owned by the Parent and all guarantees are full and unconditional. Except as disclosed in Note 23 “Changes in Equity and Earnings per Share,” there are no restrictions on the Company’s ability to obtain funds from any of its direct or indirect wholly-owned subsidiaries through dividends, loans or advances.

Condensed Consolidating Income Statement

For the year ended 31 December 2010 Million US dollar	AB InBev SA	AB InBev Worldwide Inc	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total
Revenue	—	—	13 417	23 931	(1 051)	36 297
Cost of sales	—	—	(6 717)	(10 479)	1 045	(16 151)

Gross profit	—	—	6 700	13 452	(6)	20 146

Distribution expenses	—	—	(409)	(2 504)	—	(2 913)
Sales and marketing expenses	(34)	—	(1 376)	(3 302)	—	(4 712)
Administrative expenses	(270)	—	(373)	(1 317)	—	(1 960)
Other operating income/(expenses)	839	(358)	(380)	229	6	336

Profit from operations	535	(358)	4 162	6 558	—	10 897

Net finance cost	107	(1 955)	(796)	(1 092)	—	(3 736)

Share of result of associates	—	—	6	515	—	521
Profit before tax	642	(2 313)	3 372	5 981	—	7 682

Income tax expense	(116)	887	(1 501)	(1 190)	—	(1 920)
Profit	526	(1 426)	1 871	4 791	—	5 762

Income from subsidiaries	3 500	2 888	867	1 150	(8 405)	—
Profit	4 026	1 462	2 738	5 941	(8 405)	5 762

Attributable to:
Equity holders of AB InBev	4 026	1 462	2 738	4 205	(8 405)	4 026
Non-controlling interest	—	—	—	1 736	—	1 736

For the year ended 31 December 2009 Million US dollar	AB InBev SA	AB InBev Worldwide Inc	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total
Revenue	—	—	14 791	23 035	(1 068)	36 758
Cost of sales	(2)	—	(7 795)	(10 469)	1 068	(17 198)

Gross profit	(2)	—	6 996	12 566	—	19 560

Distribution expenses	—	—	(441)	(2 230)	—	(2 671)
Sales and marketing expenses	(73)	—	(1 638)	(3 281)	—	(4 992)
Administrative expenses	886	(851)	(732)	(1 613)	—	(2 310)
Other operating income/(expenses)	(293)	—	319	1 956	—	1 982

Profit from operations	518	(851)	4 504	7 398	—	11 569

Net finance cost	(2 768)	(1 180)	(999)	528	—	(4 419)

Share of result of associates	—	—	8	505	—	513
Profit before tax	(2 250)	(2 031)	3 513	8 431	—	7 663

Income tax expense	(2)	757	(1 481)	(1 060)	—	(1 786)
Profit	(2 252)	(1 274)	2 032	7 371	—	5 877

Income from subsidiaries	6 865	3 034	744	1 346	(11 989)	—
Profit	4 613	1 760	2 776	8 717	(11 989)	5 877

Attributable to:
Equity holders of AB InBev	4 613	1 760	2 776	7 453	(11 989)	4 613
Non-controlling interest	—	—	—	1 264	—	1 264

For the year ended 31 December 2008 Million US dollar	AB InBev SA	AB InBev Worldwide Inc	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total
Revenue	—	—	1 595	22 055	(143)	23 507
Cost of sales	(3)	—	(978)	(9 498)	143	(10 336)

Gross profit	(3)	—	617	12 557	—	13 171

Distribution expenses	—	—	(86)	(2 639)	—	(2 725)
Sales and marketing expenses	(51)	—	(188)	(3 271)	—	(3 510)
Administrative expenses	51	(97)	(70)	(1 361)	(1)	(1 478)
Other operating income/(expenses)	131	—	(157)	(93)	1	(118)

Profit from operations	128	(97)	116	5 193	—	5 340

Net finance cost	(393)	(173)	352	(1 386)	—	(1 600)

Share of result of associates	1	—	(1)	60	—	60
Profit before tax	(264)	(270)	467	3 867	—	3 800

Income tax expense	(36)	98	(15)	(721)	—	(674)
Profit	(300)	(172)	452	3 146	—	3 126

Income from subsidiaries	2 227	58	132	224	(2 641)	—
Profit	1 927	(114)	584	3 370	(2 641)	3 126

Attributable to:
Equity holders of AB InBev	1 927	(114)	584	2 171	(2 641)	1 927
Non-controlling interest	—	—	—	1 199	—	1 199

Condensed Consolidating Statement of Financial Position

As at 31 December 2010 Million US dollar	AB InBev SA	AB InBev Worldwide Inc	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total
ASSETS
Non-current assets
Property, plant and equipment	86	—	6 329	9 478	—	15 893
Goodwill	—	—	32 617	19 881	—	52 498
Intangible assets	153	—	21 438	1 768	—	23 359
Investments in subsidiaries	47 037	49 961	4 835	10 716	(112 549)	—
Investments in associates	—	—	45	7 250	—	7 295
Other non-current assets	3 454	199	23 676	1 812	(26 441)	2 700
	50 730	50 160	88 940	50 905	(138 990)	101 745

Current assets
Inventories	—	—	639	1 770	—	2 409
Trade and other receivables	214	—	4 486	5 770	(5 832)	4 638
Cash and cash equivalents	7	570	2 833	4 492	(3 391)	4 511
Other current assets	—	693	—	811	(465)	1 039
	221	1 263	7 958	12 843	(9 688)	12 597
Total assets	50 951	51 423	96 898	63 748	(148 678)	114 342

EQUITY AND LIABILITIES
Equity
Equity attributable to equity holders of AB InBev	35 259	19 296	63 258	29 995	(112 549)	35 259
Minority interest	—	—	10	3 530	—	3 540
	35 259	19 296	63 268	33 525	(112 549)	38 799

Non-current liabilities
Interest-bearing loans and borrowings	10 855	31 702	11 003	14 643	(26 242)	41 961
Employee benefits	4	—	1 768	974	—	2 746
Deferred tax liabilities	—	—	11 403	705	(199)	11 909
Other non-current liabilities	336	—	1 468	1 404	—	3 207
	11 195	31 702	25 642	17 726	(26 441)	59 823

Current liabilities
Interest-bearing loans and borrowings	1 670	—	2 597	3 778	(5 126)	2 919
Trade and other payables	660	425	3 643	8 048	(706)	12 071
Other current liabilities	2 167	—	1 748	671	(3 856)	730
	4 497	425	7 988	12 497	(9 688)	15 720
Total equity and liabilities	50 951	51 423	96 898	63 748	(148 678)	114 342

As at 31 December 2009 Million US dollar	AB InBev SA1	AB InBev Worldwide Inc[1]	Subsidiary Guarantors[1]	Non- Guarantors[1]	Eliminations[1]	Total[1]
ASSETS
Non-current assets
Property, plant and equipment	88	—	7 016	9 357	—	16 461
Goodwill	—	—	32 617	19 508	—	52 125
Intangible assets	192	—	21 221	1 752	—	23 165
Investments in subsidiaries	46 320	52 252	4 150	21 801	(124 523)	—
Investments in associates	1	—	69	6 674	—	6 744
Other non-current assets	686	—	11 595	2 223	(11 327)	3 177
	47 287	52 252	76 668	61 315	(135 850)	101 672

Current assets
Inventories	—	—	850	1 504	—	2 354
Trade and other receivables	1 279	—	3 144	5 918	(6 242)	4 099
Cash and cash equivalents	11	914	5 872	(3 108)	—	3 689
Other current assets	—	855	17	694	(855)	711
	1 290	1 769	9 883	5 008	(7 097)	10 853
Total assets	48 577	54 021	86 551	66 323	(142 947)	112 525

EQUITY AND LIABILITIES
Equity
Equity attributable to equity holders of AB InBev	30 318	28 421	56 243	39 859	(124 523)	30 318
Minority interest	—	—	10	2 843	—	2 853
	30 318	28 421	56 253	42 702	(124 523)	33 171

Non-current liabilities
Interest-bearing loans and borrowings	11 288	25 258	6 224	15 605	(11 326)	47 049
Employee benefits	3	—	1 680	928	—	2 611
Deferred tax liabilities	—	—	11 800	695	—	12 495
Other non-current liabilites	177	—	1 228	1 540	—	2 945
	11 468	25 258	20 932	18 768	(11 326)	65 100

Current liabilities
Interest-bearing loans and borrowings	1 102	—	3 162	2 904	(5 153)	2 015
Trade and other payables	1 055	342	3 938	7 132	(1 090)	11 377
Other current liabilies	4 634	—	2 266	(5 183)	(855)	862
	6 791	342	9 366	4 853	(7 098)	14 254
Total equity and liabilities	48 577	54 021	86 551	66 323	(142 947)	112 525

[1]	Reclassified to conform to the 2010 presentation

Condensed Consolidating Statement of Cash Flows

For the year ended 31 December 2010 Million US dollar	AB InBev SA	AB InBev Worldwide Inc	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total
OPERATING ACTIVITIES
Profit	4 026	1 462	2 738	5 941	(8 405)	5 762
Depreciation, amortization and impairment	72	—	861	1 855	—	2 788
Net finance cost	(107)	1 955	795	1 093	—	3 736
Income tax expense	116	(887)	1 501	1 190	—	1 920
Investment income	(3 500)	(2 888)	(867)	(1 150)	8 405	—
Other items	43	—	316	(300)	—	59
Cash flow from operating activities before changes in working capital and use of provisions	650	(358)	5 344	8 629	—	14 265
Working capital and provisions	64	855	(998)	(183)	(31)	(293)
Cash generated from operations	714	497	4 346	8 446	(31)	13 972
Interest paid, net	(413)	(1 684)	50	(707)	(14)	(2 768)
Dividends received	104	5 600	662	7 988	(13 971)	383
Income tax paid	(3)	—	(826)	(853)	—	(1 682)
Cash flow from operating activities	402	4 413	4 232	14 874	(14 016)	9 905

INVESTING ACTIVITIES
Acquisition of property, plant and equipment and of intangible assets	(68)	—	(210)	(2 066)	—	(2 344)
Net proceeds/(acquisition) of other assets	328	(15)	(148)	(916)	533	(218)
Net repayments/(payments) of loans granted	(10 168)	—	(17 776)	(1 490)	29 450	16
Cash flow from investing activities	(9 908)	(15)	(18 134)	(4 472)	29 983	(2 546)

FINANCING ACTIVITIES
Intra-group capital reimbursements	11 536	(5 921)	—	(5 615)	—	—
Proceeds from borrowings	12 953	24 020	19 319	3 666	(32 645)	27 313
Payments on borrowings	(12 444)	(17 760)	(1 172)	(3 217)	2 990	(31 603)
Other financing activities	717	(2)	(1 022)	298	(534)	(543)
Dividends paid	(788)	(5 079)	(5 719)	(4 300)	13 962	(1 924)
Cash flow from financing activities	11 974	(4 742)	11 406	(9 168)	(16 227)	(6 757)

Net increase/(decrease) in cash and cash equivalents	2 468	(344)	(2 496)	1 234	(260)	602

Cash and cash equivalents less bank overdrafts at beginning of year	(4 534)	914	4 036	3 245	—	3 661
Effect of exchange rate fluctuations	(61)	—	22	13	260	234
Cash and cash equivalents less bank overdrafts at end of year	(2 127)	570	1 562	4 492	—	4 497

For the year ended 31 December 2009 Million US dollar	AB InBev SA	AB InBev Worldwide Inc	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total
OPERATING ACTIVITIES
Profit	4 613	1 760	2 776	8 717	(11 989)	5 877
Depreciation, amortization and impairment	111	—	1 035	1 839	—	2 985
Additions/(reversals) in provisions and employee benefits	50	—	(65)	203	—	188
Net finance cost	2 768	1 180	982	(511)	—	4 419
Loss/(gain) on sale of subsidiaries, associates	130	—	11	(1 696)	—	(1 555)
Income tax expense	2	(757)	1 481	1 060	—	1 786
Investment income	(6 865)	(3 034)	(744)	(1 346)	11 989	—
Other items	126	—	—	(596)	—	(470)
Cash flow from operating activities before changes in working capital and use of provisions	935	(851)	5 476	7 670	—	13 230
Increase/(decrease) in trade and other payables	(387)	—	858	831	(965)	337
Working capital and provisions	(284)	—	(97)	(691)	974	(98)
Cash generated from operations	264	(851)	6 237	7 810	9	13 469
Interest paid, net	(391)	(786)	(698)	(896)	(5)	(2 776)
Dividends received	4 531	3 200	506	5 354	(13 591)	—
Income tax paid	24	—	(977)	(616)	—	(1 569)
Cash flow from operating activities	4 428	1 563	5 068	11 652	(13 587)	9 124

INVESTING ACTIVITIES
Sale of subsidiaries, net of cash disposed of	585	—	2 446	7 025	(4 824)	5 232
Acquisition of subsidiaries, net of cash acquired	(127)	(454)	(149)	(831)	953	(608)
Purchase of non-controlling interest	—	—	—	(38)	—	(38)
Acquisition of property, plant and equipment and of intangible assets	(44)	—	(274)	(1 395)	—	(1 713)
Net proceeds/(acquisition) of other assets	649	—	588	(2 494)	3 653	2 396
Cash Flow from Investing Activities	1 063	(454)	2 611	2 267	(218)	5 269

FINANCING ACTIVITIES
Net proceeds from the issue of share capital	131	—	(1)	(3 925)	3 871	76
Net purchase of treasury shares	—	—	—	—	—	—
Proceeds from borrowings	11 045	13 407	6 445	13 556	(16 619)	27 834
Payments on borrowings	(18 775)	(14 000)	(7 390)	(12 308)	12 846	(39 627)
Cash net finance costs other than interests	(1 982)	—	520	1 396	—	(66)
Dividends paid	(597)	—	(3 479)	(10 792)	13 555	(1 313)
Cash flow from financing activities	(10 178)	(593)	(3 905)	(12 073)	13 653	(13 096)
Net increase/(decrease) in cash and cash equivalents	(4 687)	516	3 774	1 846	(152)	1 297
Cash and cash equivalents less bank overdrafts at beginning of year	—	398	463	1 310	—	2 171
Effect of exchange rate fluctuations	153	—	(201)	89	152	193
Cash and cash equivalents less bank overdrafts at end of year	(4 534)	914	4 036	3 245	—	3 661

For the year ended 31 December 2008 Million US dollar	AB InBev SA	AB InBev Worldwide Inc	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total
OPERATING ACTIVITIES
Profit	1 927	(114)	584	3 370	(2 641)	3 126
Depreciation, amortization and impairment	43	—	132	1 886	—	2 061
Additions/(reversals) in provisions and employee benefits	9	—	237	326	—	572
Net finance cost	394	173	(355)	1 388	—	1 600
Income tax expense	36	(98)	15	721	—	674
Investment income	(2 227)	(58)	(132)	(224)	2 641	—
Other items	18	—	4	(120)	—	(98)
Cash flow from operating activities before changes in working capital and use of provisions	200	(97)	485	7 347	—	7 935
Increase/(decrease) in trade and other payables	145	—	(98)	596	(279)	364
Working capital and provisions	(88)	—	7	(800)	204	(677)
Cash generated from operations	257	(97)	394	7 143	(75)	7 622
Interest paid, net	(36)	(5)	346	(1 154)	—	(849)
Dividends received	1 835	—	149	3 744	(5 727)	1
Income tax paid	(73)	—	(15)	(1 153)	—	(1 241)
Cash flow from operating activities	1 983	(102)	874	8 580	(5 802)	5 533

INVESTING ACTIVITIES
Acquisition of subsidiaries, net of cash acquired	(28 557)	(52 019)	229	(26 583)	55 304	(51 626)
Purchase of non-controlling interest	—	—	—	(853)	—	(853)
Acquisition of property, plant and equipment and of intangible assets	(97)	—	(200)	(2 717)	362	(2 652)
Net proceeds/(acquisition) of other assets	1 150	—	(4 048)	(459)	3 610	253
Cash Flow from Investing Activities	(27 504)	(52 019)	(4 019)	(30 612)	59 276	(54 878)

FINANCING ACTIVITIES
Net proceeds from the issue of share capital	9 733	26 519	2 038	26 774	(55 300)	9 764
Net purchase of treasury shares	(152)	—	(635)	(10)	—	(797)
Proceeds from borrowings	20 390	26 000	8 244	6 378	(4 587)	56 425
Payments on borrowings	(2 184)	—	(5 619)	(4 831)	681	(11 953)
Cash net finance costs other than interests	(336)	—	60	(362)	—	(638)
Dividends paid	(2 005)	—	(637)	(6 036)	5 756	(2 922)
Cash flow from financing activities	25 446	52 519	3 451	21 913	(53 450)	49 879
Net increase/(decrease) in cash and cash equivalents	(75)	398	306	(119)	24	534
Cash and cash equivalents less bank overdrafts at beginning of year	1	—	195	1 635	—	1 831
Effect of exchange rate fluctuations	74	—	(38)	(206)	(24)	(194)
Cash and cash equivalents less bank overdrafts at end of year	—	398	463	1 310	—	2 171

35. EVENTS AFTER THE BALANCE SHEET DATE

On 24 January 2011, AB InBev announced that one of its subsidiaries, AB InBev Worldwide Inc, completed the pricing of 1.65 billion US dollar aggregate principal amount of notes, consisting of 650 million US dollar aggregate principal amount of floating rate notes due 2014, 500 million US dollar aggregate principal amount of fixed rate notes due 2016 and 500 million US dollar aggregate principal amount of fixed rate notes due 2021. The notes will bear interest at an annual rate of 55 basis points above three-month LIBOR for the floating rate notes, 2.875% for the 2016 notes, and 4.375% for the 2021 notes. The notes will mature on 27 January 2014 in the case of the floating rate notes, 15 February 2016 in the case of the 2016 notes and 15 February 2021 in the case of the 2021 notes. The issuance closed on 27 January 2011.

On 5 April 2011, AB InBev repaid 1.70 billion US dollar of its outstanding obligations under the 5.0 billion US dollar term loan, by using cash generated from operations and drawdowns from the multi-currency revolving credit facility. As of 5 April 2011, approximately 1.6 billion US dollars and 1.0 billion US dollars remain outstanding under the US dollar term loan and the multi-currency revolving credit facility, respectively.

As a result of these transactions, exceptional finance costs in the first quarter 2011 will include a charge of approximately 170m US dollar relating to remaining accretion expense and mark-to-market adjustments since a portion of the interest rates swaps, hedging borrowings under the 2010 senior facilities, are no longer effective. The cash equivalent of the negative mark-to-market adjustment will be spread from 2011 to 2014.

On 11 February 2011, our subsidiary, Anheuser-Busch InBev Worldwide Inc., launched an exchange offer for up to 8.0 billion US dollar of its outstanding unregistered notes, for freely tradable notes registered under the Securities Act of 1933 with otherwise substantially the same terms and conditions. The unregistered notes were issued during the first half of 2009 before we became an SEC reporting company. The exchange offer closed on 14 March 2011.

36. AB INBEV COMPANIES

Listed below are the most important AB InBev companies. A complete list of the company’s investments is available at AB InBev NV, Brouwerijplein 1, B-3000 Leuven, Belgium. The total number of companies consolidated (fully, proportional and equity method) is 353.

LIST OF MOST IMPORTANT FULLY CONSOLIDATED COMPANIES

NAME AND REGISTERED OFFICE OF FULLY CONSOLIDATED COMPANIES	% OF ECONOMIC INTEREST AS AT 31 DECEMBER 2010
ARGENTINA
CERVECERIA Y MALTERIA QUILMES SAICA y G - Charcas 5160 - Buenos Aires	61.85

BELGIUM
AB INBEV NV – Grote Markt 1 - 1000 - Brussel	Consolidating Company
BRASSERIE DE L'ABBAYE DE LEFFE S.A. - Place de l'Abbaye 1 - 5500 - Dinant	98.54
BROUWERIJ VAN HOEGAARDEN N.V. - Stoopkensstraat 46 - 3320 - Hoegaarden	100.00
COBREW N.V. - Brouwerijplein 1 - 3000 - Leuven	100.00
INBEV BELGIUM N.V. - Industrielaan 21 - 1070 - Brussel	100.00

BOLIVIA
CERVECERIA BOLIVIANA NACIONAL S.A. - Av. Montes 400 and Chuquisaca Street - La Paz	61.85

BRAZIL
CIA DE BEBIDAS DAS AMERICAS - AMBEV BRASIL - Rua Dr. Renato Paes de Barros, 1017, 4° Andar (parte), cj. 44 e 42 - Itaim Bibi, Sao Paulo	61.86

CANADA
LABATT BREWING COMPANY LIMITED - 207 Queen's Quay West, Suite 299 - M5J 1A7 - Toronto	61.86

CHILE
CERVECERIA CHILE S.A. - Av. Presidente Eduado Frei Montalva 9600 - Quilicura	61.85

CHINA
BUDWEISER WUHAN INTERNATIONAL BREWING COMPANY LIMITED - Qingduankou Shang Shou - Hanyang District - Wuhan City - Hubei 430051	97.06
HARBIN BREWING COMPANY LIMITED - 20 Youfang Street - Xiangfang District - Harbin, Heilongjiang Province	100.00
INBEV (ZHOUSHAN) BREWERY CO LTD - No.1 Linggang Yi Road, Linggang industrial area, Dinghai District - Zhou Shan	100.00
INBEV BAISHA (HUNAN) BREWERY CO LTD - No. 304 Shao Shan Zhong Lu - Changsha	100.00
INBEV DOUBLE DEER GROUP CO LTD - 419 Wu Tian Street - Wenzhou	55.00
INBEV JINLONGQUAN (HUBEI) BREWERY CO LTD - 89 Chang Ning Street - Jingmen	60.00
INBEV JINLONGQUAN (XIAOGAN) BREWERY CO LTD - No. 198 Chengzhan Street - Xiaogan	60.00
INBEV KK (NINGBO) BREWERY CO LTD - Yiyiang Zhen, 315000 - Ningbo	100.00
INBEV SEDRIN BREWERY Co, Ltd - 660 Gong Ye Road, Putian Hanjiang District - Fujiang	100.00
INBEV SHILIANG (ZHEJIANG) BREWERY CO LTD. - 159, Qi Xia Dong Road - Cheng Guan, Tiantai County	100.00
INBEV ZHEDONG (ZHEHIANG) BREWERY CO. LTD - Yiyiang Zhen, 315000 - Ningbo	100.00
NANJING INBEV JINLING BREWERY CO. LTD - Qi Li Qiao, Yiang Pu District - 211800	100.00

DOMINICAN REPUBLIC
COMPAÑIA CERVECERA AMBEV DOMINICANA C. por A - Av. San Martin, 279 - Apartado Postal 723 - Santo Domingo	61.86

ECUADOR
COMPAÑIA CERVECERA AMBEV ECUADOR S.A. - Av. Amazonas E4-69 y Av. Patria - Quito	61.86

FRANCE
AB - INBEV FRANCE S.A.S. 38 Allée Vauban 59110 La Madeleine	100.00

GERMANY
BRAUEREI BECK GmbH & CO. KG - Am Deich 18/19 - 28199 - Bremen	100.00
BRAUEREI DIEBELS GmbH & CO.KG - Brauerei-Diebels-Strasse 1 - 47661 - Issum	100.00
BRAUERGILDE HANNOVER AG - Hildesheimer Strasse 132 - 30173 - Hannover	100.00
HAAKE-BECK BRAUEREI GmbH & Co. KG - Am Deich 18/19 - 28199 - Bremen	99.94
HASSERÖDER BRAUEREI GmbH - Auerhahnring 1 - 38855 - Wernigerode	100.00
INBEV GERMANY HOLDING GmbH - Am Deich 18/19 - 28199 - Bremen	100.00
SPATEN - FRANZISKANER - BRÄU GmbH - Marsstrasse 46 + 48 - 80335 - München	100.00

GRAND DUCHY OF LUXEMBURG
BRASSERIE DE LUXEMBOURG MOUSEL - DIEKIRCH - 1, Rue de la Brasserie - L-9214 - Diekirch	95.54

INDIA
CROWN BEERS INDIA LIMITED - #8-2-309/8/6 & 8, Road No. 14 - Banjara Hills, Hyderabad 500034 - Andhra Pradesh	100.00

PARAGUAY
CERVECERIA PARAGUAYA S.A. - Ruta Villeta KM 30 - Ypané	61.85

PERU
COMPANIA CERVECERA AMBEV PERU SAC - Av. Los Laureles Mz. A Lt. 4 del Centro Poblado Menor Santa Maria de s/n Huachipa - Lurigancho, Chosica City Lima 15	61.86

NAME AND REGISTERED OFFICE OF FULLY CONSOLIDATED COMPANIES	% OF ECONOMIC INTEREST AS AT 31 DECEMBER 2009
RUSSIA
OAO SUN INBEV - 28 Moscovskaya Street, Moscow region - 141600 - Klin	99.57

THE NETHERLANDS
INBEV NEDERLAND N.V. - Ceresstraat 1 - 4811 CA - Breda	100.00
INTERBREW INTERNATIONAL B.V. - Ceresstraat 1 - 4811 CA - Breda	100.00

UKRAINE
PJSC SUN InBev Ukraine - 30V Fizkultury St - 03680 - Kyiv	99.57

US
ANHEUSER-BUSCH COMPANIES, INC. - One Busch Place - St. Louis, MO 63118	100.00
ANHEUSER-BUSCH INTERNATIONAL, INC. - One Busch Place - St. Louis, MO 63118	100.00
ANHEUSER-BUSCH PACKAGING GROUP, INC. - 3636 S. Geyer Road - Sunset Hills, MO 63127	100.00

UNITED KINGDOM
BASS BEERS WORLDWIDE LIMITED - Porter Tun House, 500 Capability Green - LU1 3LS - Luton	100.00
INBEV UK LTD - Porter Tun House, 500 Capability Green - LU1 3LS - Luton	100.00

URUGUAY
CERVECERIA Y MALTERIA PAYSSANDU S.A. - Rambla Baltasar Brum, 2933 - 11800 - Payssandu	61.85

LIST OF MOST IMPORTANT ASSOCIATED COMPANIES

NAME AND REGISTERED OFFICE OF ASSOCIATES	% OF ECONOMIC INTEREST AS AT 31 DECEMBER 2010
MEXICO
GRUPO MODELO S.A.B. de C.V. - Torre Acuario - Javier Barros Sierra No 555 - Piso 6 - Colonia Zedec Santa Fe - Delagacion Alvaro Obregon - 01210 México, D.F.	50.20