Form 20-F/A
period 2010-12-31
Anheuser-Busch InBev S.A.
filed 2011-10-20
CIK 1140467

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Brouwerijplein 1, 3000 Leuven

Belgium

Telephone No.: + 32 16 27 61 11

Fax No.: + 32 16 50 61 11

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary shares without nominal value	New York Stock Exchange*
American Depositary Shares, each representing one ordinary share without nominal value	New York Stock Exchange
Floating Rate Notes due 2014	New York Stock Exchange
1.500% Notes due 2014	New York Stock Exchange
9.750% Notes due 2015	New York Stock Exchange
2.875% Notes due 2016	New York Stock Exchange
4.375% Notes due 2021	New York Stock Exchange
Floating Rate Notes due 2014	New York Stock Exchange

*	Not for trading, but in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.     ☒  N/A    ☐  Item 17     ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or

15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    ☒  N/A    ☐  Yes     ☐  No

Page
EXPLANATORY NOTE	i
ITEM 19. EXHIBITS	1

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (the “Form 20-F/A”) amends our annual report on Form 20-F for the fiscal year ended 31 December 2010, which was originally filed with the U.S. Securities and Exchange Commission on April 13, 2011 (the “Form 20-F”). The purpose of this Form 20-F/A is to amend the Form 20-F to update the Section 302 certifications of our CEO and CFO to include the internal control over financial reporting language which we were allowed to exclude in our first annual report as an SEC registered company for the fiscal year ended 31 December 2009.

i

ITEM 19.	EXHIBITS

12.1	Principal Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Principal Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

1

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this 20-F/A on its behalf.

Anheuser-Busch InBev SA/NV (Registrant)

Date: 20 October 2011	By:	/s/ Sabine Chalmers
	Name:	Sabine Chalmers
	Title:	Chief Legal and Corporate Affairs Officer