Form 20-F
period 2011-12-31
Anheuser-Busch InBev S.A.
filed 2012-04-13
CIK 1140467

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 December 2011

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

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Ordinary shares without nominal value	New York Stock Exchange*

American Depositary Shares, each representing one ordinary share without nominal value	New York Stock Exchange

9.750% Notes due 2015 (November 2010)	New York Stock Exchange

Floating Rate Notes due 2014 (January 2011)	New York Stock Exchange

2.875% Notes due 2016 (January 2011)	New York Stock Exchange

4.375% Notes due 2021 (January 2011)	New York Stock Exchange

Floating Rate Notes due 2014 (July 2011)	New York Stock Exchange

1.500% Notes due 2014 (July 2011)	New York Stock Exchange

*	Not for trading, but in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

1,606,071,799 ordinary shares

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒  Yes  ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☐  Yes  ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

GENERAL INFORMATION

In this annual report on Form 20-F (“Form 20-F”) references to:

•

“we,” “us” and “our” are, as the context requires, to Anheuser-Busch InBev SA/NV or Anheuser-Busch InBev SA/NV and the group of companies owned and/or controlled by Anheuser-Busch InBev SA/NV (including Anheuser-Busch Companies, Inc., now Anheuser-Busch Companies, LLC, for all periods following the closing of the acquisition of Anheuser-Busch by InBev on 18 November 2008);

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

•

“Anheuser-Busch Companies” are to Anheuser-Busch Companies, LLC, a Delaware limited liability company (formerly Anheuser-Busch Companies, Inc., a Delaware corporation, converted to Anheuser-Busch Companies, LLC, pursuant to Section 266 of the Delaware General Corporation Law and Section 18-214 of the Delaware Limited Liability Company Act; such conversion became effective on 1 October 2011);

•	“Anheuser-Busch” are to Anheuser-Busch Companies and the group of companies owned and/or controlled by Anheuser-Busch Companies, LLC, as the context requires; and

•	“Ambev” are to Companhia de Bebidas das Américas—Ambev, a Brazilian company listed on the New York Stock Exchange and on the São Paulo Stock Exchange.

PRESENTATION OF FINANCIAL AND OTHER DATA

We have prepared our audited consolidated financial statements as of 31 December 2011 and 2010, and for the three years ended 31 December 2011, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). The financial information and related discussion and analysis contained in this item are presented in U.S. dollars except as otherwise specified. Unless otherwise specified, the financial information analysis in this Form 20-F is based on our audited consolidated financial statements as of 31 December 2011 and 2010, and for the three years ended 31 December 2011.

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

For financial periods ending after the date of consummation of the Anheuser-Busch acquisition on 18 November 2008, InBev and its subsidiaries and Anheuser-Busch and its subsidiaries have been consolidated into a common group. Therefore, our actual consolidated financial statements after the date of consummation of the Anheuser-Busch acquisition differ materially from the actual historical financial statements of InBev prior to the consummation of the Anheuser-Busch acquisition.

Following the Anheuser-Busch acquisition and the resulting increased leverage, we completed a series of assets disposals in 2009 and have utilized certain of the proceeds from such disposals to repay indebtedness incurred to finance the Anheuser-Busch acquisition. Accordingly, the scope of our business after the completion of the series of asset disposals differs materially from the scope of our business presented in this Form 20-F for 2009.

All references in this Form 20-F to (i) “euro” or “EUR” are to the common currency of the European Union, (ii) “U.S. dollar,” “$,” or “USD” are to the currency of the United States, (iii) “CAD” are to the currency of Canada, (iv) “R$”, “real” or “reais” are to the currency of Brazil, and (v) “GBP” (pounds sterling) are to the currency of the United Kingdom.

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

PRESENTATION OF MARKET INFORMATION

Market information (including market share, market position and industry data for our operating activities and those of our subsidiaries or of companies acquired by us) or other statements presented in this Form 20-F regarding our position (or that of companies acquired by us) relative to our competitors largely reflect the best estimates of our management. These estimates are based upon information obtained from customers, trade or business organizations and associations, other contacts within the industries in which we operate and, in some cases, upon published statistical data or information from independent third parties. Except as otherwise stated, our market share data, as well as our management’s assessment of our comparative competitive position, has been derived by comparing our sales figures for the relevant period to our management’s estimates of our competitors’ sales figures for such period, as well as upon published statistical data and information from independent third parties, and, in particular, the reports published and the information made available by, among others, the local brewers’ associations and the national statistics bureaus in the various countries in which we sell our products. The principal sources generally used include Plato Logic Limited and AC Nielsen, as well as Beer Institute and SymphonyIRI (for the United States), the Brewers Association of Canada (for Canada), CCR (for Ecuador, Paraguay and Peru), CIES (for Bolivia), AC Nielsen (for Argentina, Brazil, Germany, Russia and Ukraine), FECU (for Chile), Belgian Brewers (for Belgium), Seema International Limited (for China), the British Beer and Pub Association (for the United Kingdom), Centraal Brouwerij Kantoor—CBK (for the Netherlands), Association des Brasseurs de France (for France), Associazione degli Industriali della Birra e del Malto (for Italy), Fédération des Brasseurs Luxembourgeois (for Luxembourg), and other local brewers’ associations. You should not rely on the market share and other market information presented herein as precise measures of market share or of other actual conditions.

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

•

changes in applicable laws, regulations and taxes in jurisdictions in which we operate, including the laws and regulations governing our operations, changes to tax benefit programs as well as actions or decisions of courts and regulators;

•	changes in pricing environments;

•	volatility in the prices of raw materials, commodities and energy;

•	difficulties in maintaining relationships with employees;

•

the monetary and interest rate policies of central banks, in particular the European Central Bank, the Board of Governors of the U.S. Federal Reserve System, the Bank of England, Banco Central do Brasil and other central banks;

•

continued availability of financing and our ability to achieve our targeted coverage and debt levels and terms, including the risk of constraints on financing in the event of a credit rating downgrade;

•

financial risks, such as interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, liquidity risk, inflation or deflation;

•	regional or general changes in asset valuations;

•	greater than expected costs (including taxes) and expenses;

•	the risk of unexpected consequences resulting from acquisitions;

•	tax consequences of restructuring and our ability to optimize our tax rate;

•	the outcome of pending and future litigation and governmental proceedings;

•	changes in government policies;

•	natural and other disasters;

•	any inability to economically hedge certain risks;

•	inadequate impairment provisions and loss reserves;

•	technological changes; and

•	our success in managing the risks involved in the foregoing.

Our statements regarding financial risks, including interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, inflation and deflation, are subject to uncertainty. For example, certain market and financial risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market or financial risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

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

The selected historical financial information presented below as of 31 December 2011, 2010, 2009, 2008 and 2007, and for the five years ended 31 December 2011 has been derived from our audited consolidated financial statements, which were prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”).

The selected historical financial information presented in the tables below should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements and the accompanying notes. The audited consolidated financial statements and the accompanying notes as of 31 December 2011 and 2010 and for the three years ended 31 December 2011 have been included in this Form 20-F.

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

	Year ended 31 December
	2011	2010	2009	2008	2007
	(USD million, unless otherwise indicated)
Income Statement Data	(audited)
Revenue(1)	39,046	36,297	36,758	23,507	19,735
Profit from operations	12,329	10,897	11,569	5,340	5,872
Profit	7,959	5,762	5,877	3,126	4,167
Profit attributable to our equity holders	5,855	4,026	4,613	1,927	3,005
Weighted average number of ordinary shares (million shares)(2),(6)	1,595	1,592	1,584	999	976
Diluted weighted average number of ordinary shares (million shares)(3),(6)	1,614	1,611	1,593	1,000	981
Basic earnings per share (USD)(4),(6)	3.67	2.53	2.91	1.93	3.08
Diluted earnings per share (USD)(5),(6)	3.63	2.50	2.90	1.93	3.06
Dividends per share (USD)	1.55	1.07	0.55	0.35	3.67
Dividends per share (EUR)	1.20	0.80	0.38	0.28	2.44

	As of 31 December
	2011	2010	2009	2008 (adjusted)(7)	2007
	(USD million, unless otherwise indicated)
Financial Position Data	(audited)
Total assets	112,427	114,342	112,525	113,748	42,247
Equity	41,044	38,799	33,171	24,431	21,949
Equity attributable to our equity holders	37,492	35,259	30,318	22,442	20,057
Issued capital	1,734	1,733	1,732	1,730	559

Other Data
Volumes (million hectoliters)	399	399	409	285	271

Notes:

(1)	Turnover less excise taxes and discounts. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to our customers (see “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Excise Taxes”).
(2)	Weighted average number of ordinary shares means, for any period, the number of shares outstanding at the beginning of the period, adjusted by the number of shares canceled, repurchased or issued during the period multiplied by a time-weighting factor.
(3)	Diluted weighted average number of ordinary shares means the weighted average number of ordinary shares, adjusted by the effect of share options issued.
(4)	Earnings per share means, for any period, profit attributable to our equity holders for the period divided by the weighted average number of ordinary shares.
(5)	Diluted earnings per share means, for any period, profit attributable to our equity holders for the period divided by the diluted weighted average number of ordinary shares.
(6)	In accordance with IAS 33, we adjusted historical data per share for the year ended 31 December 2007 by an adjustment ratio of 0.6252 as a result of the capital increase pursuant to the rights offering we completed in December 2008 to restate (i) the weighted average number of ordinary shares; (ii) the diluted weighted average number of ordinary shares; (iii) the basic earnings per share; and (iv) the diluted earnings per share.
(7)	In 2009, the company completed the purchase price allocation of the Anheuser-Busch acquisition in accordance with IFRS 3. IFRS 3 requires the acquirer to retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date. As such, total assets have been adjusted to reflect the final purchase price adjustments.

B.	CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

D.	RISK FACTORS

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

We are exposed to the risk of a global recession or a recession in one or more of our key markets, credit and capital market volatility and an economic or financial crisis, which could result in lower revenue and reduced profit. For example, recent concerns regarding the eurozone sovereign debt crisis have led to increased volatility in global credit and capital markets and may lead to reduced economic growth in Europe and elsewhere. Any such development could adversely affect demand for beer, which could result in a deterioration in our results of operations.

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

Currently, disposable income is low in many of the developing countries in which we operate compared to disposable income in more developed countries. Any decrease in disposable income resulting from an increase in inflation, income taxes, the cost of living, unemployment levels, political or economic instability or other factors would likely adversely affect demand for beer. Moreover, because a significant portion of our brand portfolio consists of premium beers, our volumes and revenue may be impacted to a greater degree than those of some of our competitors, as some consumers may choose to purchase value or discount brands rather than super-premium, premium or core brands. For additional information on the categorization of the beer market and our positioning, see “Item 4. Information on the Company—B. Business Overview—2. Principal Activities and Products—Beer.”

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

Although we report our consolidated results in U.S. dollars, in 2011, we derived approximately 62.5% of our revenue from operating companies that have non-U.S. dollar functional currencies (in most cases, in the local currency of the respective operating company). Consequently, any change in exchange rates between our operating companies’ functional currencies and the U.S. dollar will affect our consolidated income statement and balance sheet when the results of those operating companies are translated into U.S. dollars for reporting purposes. Decreases in the value of our operating companies’ functional currencies against the U.S. dollar will tend to reduce those operating companies’ contributions in dollar terms to our financial condition and results of operations.

In addition to currency translation risk, we incur currency transaction risks whenever one of our operating companies enters into transactions using currencies other than their respective functional currencies, including purchase or sale transactions and the issuance or incurrence of debt. Although we have hedge policies in place to manage commodity price and foreign currency risks to protect our exposure to currencies other than our operating companies’ functional currencies, there can be no assurance that such policies will be able to successfully hedge against the effects of such foreign exchange exposure, particularly over the long-term. In particular, concerns regarding the eurozone sovereign debt crisis may result in increased volatility of euro exchange rates and make it more difficult for us to successfully hedge the effects of our euro foreign exchange exposure.

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

See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments” and note 28 to our audited financial information as of 31 December 2011 and 2010, and for the three years ended 31 December 2011, for further details on our approach to hedging commodity price and foreign currency risk.

Changes in the availability or price of raw materials, commodities and energy could have an adverse effect on our results of operations.

A significant portion of our operating expenses are related to raw materials and commodities, such as malted barley, wheat, corn grits, corn syrup, rice, hops, flavored concentrate, fruit concentrate, sugar, sweetener, water, glass, polyethylene terephthalate (“PET”) and aluminum bottles, aluminum or steel cans and kegs, labels, plastic crates, metal and plastic closures, folding cartons, cardboard products and plastic films.

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

The production and distribution of our products require material amounts of energy, including the consumption of oil-based products, coal and electricity. Energy prices have been subject to significant price volatility in the recent past and may be again in the future. High energy prices over an extended period of time, as well as changes in energy taxation and regulation in certain geographies, may result in a negative effect on operating income and could potentially challenge our profitability in certain markets. There is no guarantee that we will be able to pass along increased energy costs to our customers in every case.

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

We incurred substantial indebtedness in connection with the Anheuser-Busch acquisition. We financed the Anheuser-Busch acquisition in part with a fully committed USD 45 billion senior debt facility (the “2008 Senior Facilities Agreement”) (of which USD 44 billion was ultimately drawn). On 26 February 2010, we entered into USD 17.2 billion of senior credit agreements, including a USD 13 billion senior facilities agreement (the “2010 Senior Facilities Agreement”) (of which USD 10.1 billion was ultimately drawn), which, together with the proceeds from a series of debt capital markets offerings enabled us to fully refinance and repay the remaining debt outstanding under the 2008 Senior Facilities Agreement. On 25 July 2011, we amended the USD 8 billion five-year revolving credit facility under the 2010 Senior Facilities Agreement. In connection with the amendment, we fully prepaid and terminated, the Term Facility under the 2010 Senior Facilities Agreement. The terms of the 2010 Senior Facilities Agreement, as well as its intended use, are described under “Item 10. Additional Information—C. Material Contracts.”

The portion of our consolidated balance sheet represented by debt will remain significantly higher as compared to our historical position.

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

Following the closing of the Anheuser-Busch acquisition, priority has been given to deleveraging, with surplus free cash flow being used to reduce the level of outstanding debt. Deleveraging remains a priority and may continue to restrict the amount of dividends we are able to pay.

We have reduced the amount of dividends paid in the first years after the closing of the Anheuser-Busch acquisition and may continue to restrict the amount of dividends we will pay as a result of our level of debt and our strategy to reduce our leverage.

Our ability to repay and renegotiate our outstanding indebtedness will depend upon market conditions. In 2011, the global credit markets experienced significant price volatility, dislocations and liquidity disruptions that caused the cost of debt financings to fluctuate considerably. The markets also put downward pressure on stock prices and credit capacity for certain issuers without regard to those issuers’ underlying financial strength. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors reduced, and in some cases, ceased to provide funding to borrowers. If such uncertain conditions persist, our costs could increase beyond what is anticipated. Such costs could have a material adverse impact on our cash flows, results of operations or both. In addition, an inability to refinance all or a substantial amount of our debt obligations when they become due, or more generally a failure to raise additional equity capital or debt financing or to realize proceeds from asset sales when needed, would have a material adverse effect on our financial condition and results of operations.

Our results could be negatively affected by increasing interest rates.

We use issuances of debt and bank borrowings as a source of funding and, following the Anheuser-Busch acquisition, our level of debt has increased significantly. Nevertheless, pursuant to our capital structure policy, we aim to optimize shareholder value through cash flow distribution to us from our subsidiaries, while maintaining an investment-grade rating and minimizing cash and investments with a return below our weighted average cost of capital.

Some of the debt we have issued or incurred was issued or incurred at variable interest rates, which exposes us to changes in such interest rates. As of 31 December 2011, after certain hedging and fair value adjustments, USD 9.9 billion, or 24.5%, of our interest-bearing financial liabilities (which include loans, borrowings and bank overdrafts) bore a variable interest rate, while USD 30.3 billion, or 75.5%, bore a fixed interest rate. Moreover, a significant part of our external debt is denominated in non-U.S. dollar currencies, including the euro, pounds sterling, Brazilian real and the Canadian dollar. Although we enter into interest rate swap agreements to manage our interest rate risk, and also enter into cross-currency interest rate swap agreements to manage both our foreign currency risk and interest-rate risk on interest-bearing financial liabilities, there can be no assurance that such instruments will be successful in reducing the risks inherent in exposures to interest rate fluctuations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments” and note 28 to our audited financial statements as of 31 December 2011 and 2010, and for the three years ended 31 December 2011, for further details on our approach to foreign currency and interest-rate risk.

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

There may be changes in legislation or interpretation of legislation by regulators or courts that may prohibit or reduce the ability of brewers to own wholesalers and distributors.

In certain countries we have interests in wholesalers and distributors, and such interests may be prohibited if legislation or interpretation of legislation changes. For example, pursuant to recent Illinois legislation effective as of May 2011, only very small brewers may self-distribute beer. Although Illinois regulatory authorities have not determined whether the new law would prohibit us from holding a minority ownership stake in a distributor, any limitation imposed on our ability to purchase or own any interest in distributors could adversely impact our business, results of operations and financial condition.

Competition could lead to a reduction of our margins, increase costs and adversely affect our profitability.

We compete with both brewers and other drinks companies and our products compete with other beverages. Globally, brewers, as well as other players in the beverage industry, compete mainly on the basis of brand image, price, quality, distribution networks and customer service. Consolidation has significantly increased the capital base and geographic reach of our competitors in some of the markets in which we operate, and competition is expected to increase further as the trend towards consolidation among companies in the beverage industry continues. Consolidation activity has also increased along our distribution channels – in the case of both on-trade points of sale, such as pub companies, and off-trade retailers, such as supermarkets. Such consolidation could increase the purchasing power of players in our distribution channels.

Competition may divert consumers and customers from our products. Competition in our various markets and increased purchasing power of players in our distribution channels could cause us to reduce pricing, increase capital investment, increase marketing and other expenditures, prevent us from increasing prices to recover higher costs, and thereby cause us to reduce margins or lose market share. Moreover, because we rely on only a limited number of brands across a limited number of markets for the majority of our sales, any dilution of our brands as a result of competitive trends could also lead to a significant erosion of our profitability. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations. Innovation faces inherent risks, and the new products we introduce may not be successful, while competitors may be able to respond quicker than we can to emerging trends, such as the increasing consumer preference for “craft beers” produced by smaller microbreweries.

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

To a large extent, we are organized as a holding company and our operations are carried out through subsidiaries. Our domestic and foreign subsidiaries’ and affiliated companies’ ability to upstream or distribute cash

(to be used, among other things, to meet our financial obligations) through dividends, intercompany advances, management fees and other payments is, to a large extent, dependent on the availability of cash flows at the level of such domestic and foreign subsidiaries and affiliated companies and may be restricted by applicable laws and accounting principles. In particular, 41.8% (USD 16.3 billion) of our total revenue of USD 39.0 billion in 2011 came from our Brazilian listed subsidiary Companhia de Bebidas das Américas—Ambev (“Ambev”), which is not wholly-owned and is listed on the São Paulo Stock Exchange and the New York Stock Exchange. Certain of our equity investments (such as our investment in Grupo Modelo S.A.B. de C.V.) contribute cash flow to us through dividend payments but are not controlled by us, and our receipt of dividend payments from these entities is therefore outside our control. In addition to the above, some of our subsidiaries are subject to laws restricting their ability to pay dividends or the amount of dividends they may pay. See “Item 5. Operating and Financial Review—G. Liquidity and Capital Resources—Transfers from Subsidiaries” and “Item 10. Additional Information—F. Dividends and Paying Agents” for further information in this respect.

If we are not able to obtain sufficient cash flows from our domestic and foreign subsidiaries and affiliated companies, this could adversely impact our ability to pay the substantially increased debt resulting from the Anheuser-Busch acquisition or our ability to pay dividends, and otherwise negatively impact our business, results of operations and financial condition.

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

A substantial proportion of our operations, representing approximately 47.1% of our 2011 revenue, are carried out in emerging markets, including Brazil (which represents 28.7% of our revenue), Argentina, China, Russia, Bolivia, Paraguay, and Ukraine. We also have equity investments in brewers in China and Mexico.

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

As a result of the Anheuser-Busch acquisition, we recognized USD 32.9 billion of goodwill on our balance sheet and recorded several brands from the Anheuser-Busch business (including brands in the Budweiser brand family, the Michelob brand family, the Busch brand family and the Natural brand family) as intangible assets with indefinite life with a fair value of USD 21.4 billion. As of 31 December 2011, goodwill amounted to USD 51.3 billion and intangible assets with indefinite life amounted to USD 22.5 billion. If our business does not develop as expected, impairment charges may be incurred in the future that could be significant and that could have an adverse effect on our results of operations and financial condition.

We rely on the reputation of our brands.

Our success depends on our ability to maintain and enhance the image and reputation of our existing products and to develop a favorable image and reputation for new products. The image and reputation of our products may be reduced in the future; concerns about product quality, even when unfounded, could tarnish the image and reputation of our products. An event, or series of events, that materially damages the reputation of one or more of our brands could have an adverse effect on the value of that brand and subsequent revenues from that brand or business. Restoring the image and reputation of our products may be costly and may not be possible. Moreover, our marketing efforts are subject to restrictions on the permissible advertising style, media and messages used. In a number of countries, for example, television is a prohibited medium for advertising alcoholic beverage products, and in other countries, television advertising, while permitted, is carefully regulated. Any additional restrictions in such countries, or the introduction of similar restrictions in other countries, may constrain our brand building potential and thus reduce the value of our brands and related revenues.

Negative publicity may harm our business.

Media coverage, and publicity generally, can exert significant influence on consumer behavior and actions. If the social acceptability of beer or soft drinks were to decline significantly, sales of our products could materially decrease. In recent years, there has been increased public and political attention directed at the alcoholic beverage and food and soft drink industries. This attention is the result of health concerns related to the harmful use of alcohol, including drunk driving, binge drinking and underage drinking, as well as health concerns such as obesity and diabetes related to the overconsumption of food and soft-drinks. Negative publicity regarding alcohol or soft drink consumption, publication of studies that indicate a significant health risk from consumption of alcohol or soft drinks, or changes in consumer perceptions in relation to alcohol or soft drinks generally could adversely affect the sale and consumption of our products and could harm our business, results of operations, cash flows or financial condition as consumers and customers change their purchasing patterns. For example, the United Nations’ High Level Meeting (HLM) on Non-Communicable Diseases (NCDs) in September 2011 raised the profile of health risks related to tobacco use, poor diet, physical inactivity and the harmful use of alcohol. The United Nations’ NCD Declaration calls for nations to implement policies and strategies to reduce risk factors for NCDs. Similarly, the Russian and Ukrainian authorities are considering legislative changes linked to concerns about the harmful use of alcohol. Russia adopted bans on the sale of beer in kiosks and the sale of beer between the hours of 11:00 pm and 8:00 am, a ban on beer advertisements on television and radio and certain outdoor beer advertisements, limitations on print advertisements and a further increase in excise taxes by 20%, 25% and 20% in 2012, 2013 and 2014 respectively. Other legislative proposals discussed in Russia include a ban on PET packaging, stricter regulations on the ingredients and definition of “beer” and new labelling and health warning requirements. Ukraine is considering a ban on the sale of beer in kiosks, a ban on beer advertising, implementation of permits for the consumption of beer with consumption limited to licensed premises and in private accommodations and a further increase of excise and other beer related taxes, such as taxes on the development of viticulture, horticulture and hop-growing. Concerns over alcohol abuse and underage drinking have also caused governments, including Argentina, Brazil, Russia, the United Kingdom and the United States, to consider measures such as increased taxation, legislation regarding minimum alcohol pricing or restrictions upon our commercial freedoms.

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

Seasonal consumption cycles and adverse weather conditions in the markets in which we operate may have an impact on our operations. This is particularly true in the summer months, when unseasonably cool or wet weather can affect sales volumes. Demand for beer is normally more depressed in our major markets in the Northern Hemisphere during the first and fourth quarters of each year, and our consolidated net revenue from those markets is therefore normally lower during this time. Although this risk is somewhat mitigated by our relatively balanced footprint in both hemispheres, we are relatively more exposed to the markets in the Northern Hemisphere than to the markets in the Southern Hemisphere, which could adversely impact our business, results of operations and financial condition.

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

We take precautions to ensure that our beverage products are free from contaminants and that our packaging materials (such as bottles, crowns, cans and other containers) are free of defects. Such precautions include quality-control programs and various technologies for primary materials, the production process and our final products. We have established procedures to correct problems detected.

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

Although we have taken appropriate action to protect our portfolio of intellectual property rights (including trademark registration and domain names), we cannot be certain that the steps we have taken will be sufficient or that third parties will not infringe upon or misappropriate proprietary rights. Moreover, some of the countries in which we operate offer less efficient intellectual property protection than is available in Europe or the United States. If we are unable to protect our proprietary rights against infringement or misappropriation, it could have a material adverse effect on our business, results of operations, cash flows or financial condition, and in particular, on our ability to develop our business.

We rely on key third parties, including key suppliers, and the termination or modification of the arrangements with such third parties could negatively affect our business.

We rely on key third-party suppliers, including third-party suppliers for a range of raw materials for beer and soft drinks such as malted barley, corn grits, corn syrup, rice, hops, water, flavored concentrate, fruit concentrate, sugar and sweetener, and for packaging material, such as glass, PET and aluminum bottles, aluminum or steel cans and kegs, labels, plastic crates, metal and plastic closures, folding cartons, cardboard products and plastic films.

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

A number of key brand names are both licensed to third-party brewers and used by companies over which we do not have control. However, we monitor brewing quality to ensure our high standards. For instance, our global brand Stella Artois is licensed to third parties in Algeria, Australia, Bulgaria, Croatia, Czech Republic, Hungary, Israel, New Zealand, and Romania, and another global brand, Beck’s, is licensed to third parties in Algeria, Bulgaria, Croatia, Hungary, Turkey, Australia, New Zealand, Romania, Serbia, Tunisia and Montenegro. Finally, Budweiser is licensed to third parties in, amongst other countries, Argentina, India, Japan, South Korea, Panama, Italy, Ireland and Spain. See “Item 4. Information on the Company—B. Business Overview—8. Licensing” for more information in this respect. To the extent that one of these key brand names or our joint ventures, investments in companies in which we do not own a controlling interest and our licensees are subject to negative publicity, it could have a material adverse effect on our business, results of operations, cash flows or financial condition.

For certain packaging supplies and raw materials, we rely on a small number of important suppliers. If these suppliers became unable to continue to meet our requirements, and we are unable to develop alternative sources of supply, our operations and financial results could be adversely affected.

The consolidation of retailers may adversely affect us.

The retail industry in Europe and in other countries in which we operate continues to consolidate. Large retailers may seek to improve profitability and sales by asking for lower prices or increased trade spending. Although retailers purchase products from wholesalers (including in a number of markets, from our wholesaler operations), rather than directly from us, the efforts of retailers could result in reduced profitability for the beer industry as a whole and indirectly adversely affect our financial results.

We could incur significant costs as a result of compliance with, and/or violations of or liabilities under, various regulations that govern our operations.

Our business is highly regulated in many of the countries in which we or our licensed third partners operate. The regulations adopted by the authorities in these countries govern many parts of our operations, including brewing, marketing and advertising (in particular to avoid exposure to persons under the legal drinking age), transportation, distributor relationships and sales. We may be subject to claims that we have not complied with existing laws and regulations, which could result in fines, penalties or loss of operating licenses. We are also routinely subject to new or modified laws and regulations with which we must comply in order to avoid claims, fines and other penalties, which could adversely impact our business, results of operations and financial condition. We may also be subject to laws and regulations aimed at reducing the availability of beer products in some of our markets to address alcohol abuse and other social issues. There can be no assurance that we will not incur material costs or liabilities in connection with compliance with applicable regulatory requirements, or that such regulation will not interfere with our beer or soft drinks businesses.

The level of regulation to which our businesses are subject can be affected by changes in the public perception of beer and soft drinks consumption. In recent years, there has been increased social and political attention in certain countries directed at the alcoholic beverage and soft drinks industries, and governmental bodies may respond to any public criticism by implementing further regulatory restrictions on advertising, opening hours, drinking ages or marketing activities (including the marketing or selling of beer at sporting events). Such public concern and any resulting restrictions may cause the social acceptability of beer or soft drinks to decline significantly and consumption trends to shift away from these products, which would have a material adverse effect on our business, financial condition and results of operations. For common regulations and restrictions on us, see “Item 4. Information on the Company—B. Business Overview—11. Regulations Affecting Our Business” and “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Governmental Regulations.”

We are exposed to the risk of litigation.

We are now and may in the future be party to legal proceedings and claims and significant damages may be asserted against us. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings” and “Item 5. Operating and Financial Review—H. Contractual Obligations and Contingencies—Contingencies” and note 31 to our audited consolidated financial statements as of 31 December 2011 and 2010, and for the three years ended 31 December 2011 for a description of certain material contingencies which we believe are reasonably possible (but not probable) to be realized. Given the inherent uncertainty of litigation, it is possible that we might incur liabilities as a consequence of the proceedings and claims brought against us, including those that are not currently believed by us to be reasonably possible.

Moreover, companies in the alcoholic beverage industry are, from time to time, exposed to collective suits (class actions) or other litigation relating to alcohol advertising, alcohol abuse problems or health consequences from the excessive consumption of alcohol. As an illustration, certain beer and alcoholic beverage producers from Brazil, Canada, Europe and the United States have been involved in class actions and other litigation seeking damages for, among other things, alleged marketing of alcoholic beverages to underage consumers. If any of these types of litigation were to result in fines, damages or reputational damage for us, this could have a material adverse effect on our business, results of operations, cash flows or financial position.

See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings” for additional information on litigation matters.

The beer and beverage industry may be subject to adverse changes in taxation.

Taxation on our beer and non-beer products in the countries in which we operate is comprised of different taxes specific to each jurisdiction, such as excise and other indirect taxes. In many jurisdictions, such excise and other indirect taxes make up a large proportion of the cost of beer charged to customers. Increases in excise and other indirect taxes applicable to our products either on an absolute basis or relative to the levels applicable to other beverages tend to adversely affect our revenue or margins, both by reducing overall consumption of our products and by encouraging consumers to switch to other categories of beverages. These increases also adversely affect the affordability of our products and our profitability. Recently, Bolivia, Brazil, Russia, the United Kingdom and Ukraine have all adopted proposals to increase beer excise taxes. On 1 January 2010, Russia implemented an increase in the excise tax on regular-strength beer by 200% and, in 2009, Ukraine almost doubled the excise taxes on all beers. In May 2010, the excise tax in Ukraine was further increased by 23% and the water tax by 400%. As of 1 January 2011, water tax in Ukraine further increased by 65%. In late 2011, the Russian Parliament again passed a law to index excise taxes from 2012 to 2014. Excise on beer will be at 12 rubles per litre in 2012 and increase by 3 rubles in each of 2013 and 2014. These taxes have resulted in significant price increases in both countries, and continue to cause pressures on our sales of beer. See “—Negative publicity may harm our business.”

Similarly, the United States brewing industry is subject to significant taxation. The U.S. federal government currently levies an excise tax of USD 18 per barrel (equivalent to 1.1734776 hectoliters) on beer sold for consumption in the United States. All states also levy excise and/or sales taxes on alcoholic beverages. From time to time, there are proposals to increase these taxes, and as a result of the current economic climate and the fiscal difficulties of some states, these proposals have become more prevalent. In 2011, the State of Connecticut passed a 20% increase across all alcohol products, as part of an overall tax bill that raised taxes across a multitude of categories, including an increase in the sales tax rate, hotels, rental cars, cosmetic surgery and others. In addition, although no legislation has been introduced to this effect, there have been proposals to increase federal excise taxes on alcohol to raise revenue to pay the costs of health care proposals. Increases in excise taxes on alcohol could adversely affect our United States business and its profitability.

Proposals to increase excise or other indirect taxes, including legislation regarding minimum alcohol pricing, may result from the current economic climate and may also be influenced by changes in the public perception regarding the consumption of alcohol and soft drinks. To the extent that the effect of the tax reforms described above or other proposed changes to excise and other indirect duties in the countries in which we operate is to increase the total burden of indirect taxation on our products, the results of our operations in those countries could be adversely affected.

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

We are subject to antitrust and competition laws in the jurisdictions in which we operate, and in a number of jurisdictions we produce and/or sell a significant portion of the beer consumed. Consequently, we may be subject to regulatory scrutiny in certain of these jurisdictions. For instance, our Brazilian listed subsidiary, Ambev, has been subject to monitoring by antitrust authorities in Brazil (see “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings—Ambev and its Subsidiaries—Antitrust Matters”). There can be no assurance that the introduction of new competition laws in the jurisdictions in which we operate, the interpretation of existing antitrust or competition laws or the enforcement of existing antitrust or competition laws, or any agreements with antitrust or competition authorities, against us or our subsidiaries, including Ambev, will not affect our business or the businesses of our subsidiaries in the future.

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

We own indirectly a 50% equity interest in Cerveceria Bucanero S.A., a Cuban company in the business of producing and selling beer. The other 50% equity interest is owned by the Government of Cuba. Cerveceria Bucanero S.A. is operated as a joint venture in which we appoint the general manager. Cerveceria Bucanero S.A.’s main brands are Bucanero and Cristal. In 2011, Cerveceria Bucanero S.A. sold 1.2 million hectoliters, representing about 0.29% of our global volume of 399 million hectoliters for the year. Although Cerveceria Bucanero S.A.’s production is primarily sold in Cuba, a small portion of its production is exported and sold by certain of our non-U.S. affiliates in other countries outside Cuba (but not the United States). Cerveceria Bucanero S.A. also imports and sells in Cuba a quantity of Beck’s branded products produced by one of our German subsidiaries that is less than 6,000 hectoliters.

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

In addition, the Cuban Liberty and Democratic Solidarity (LIBERTAD) Act of 1996 (known as the “Helms-Burton Act”) authorizes private lawsuits for damages against anyone who traffics in property confiscated without compensation by the Government of Cuba from persons who at the time were, or have since become, nationals of the United States. Although this section of the Helms-Burton Act is currently suspended by discretionary presidential action, the suspension may not continue in the future. Claims accrue notwithstanding the suspension and may be asserted if the suspension is discontinued. The Helms-Burton Act also includes a section that authorizes the U.S. Department of State to prohibit entry into the United States of non-U.S. persons who traffic in confiscated property, and corporate officers and principals of such persons, and their families. In 2009, we received notice of a claim purporting to be made under the Helms-Burton Act relating to the use of a trademark by Cerveceria Bucanero S.A., which is alleged to have been confiscated by the Cuban government and trafficked by us through our ownership and management of Cerveceria Bucanero S.A. Although we have attempted to review and evaluate the validity of the claim, due to the uncertain underlying circumstances, we are currently unable to express a view as to the validity of such claims, or as to the standing of the claimants to pursue them.

We may not be able to recruit or retain key personnel.

In order to develop, support and market our products, we must hire and retain skilled employees with particular expertise. The implementation of our strategic business plans could be undermined by a failure to recruit or retain key personnel or the unexpected loss of senior employees, including in acquired companies. We face various challenges inherent in the management of a large number of employees over diverse geographical regions. Key employees may choose to leave their employment for a variety of reasons, including reasons beyond our control. The impact of the departure of key employees cannot be determined and may depend on, among other things, our ability to recruit other individuals of similar experience and skill. It is not certain that we will be able to attract or retain key employees and successfully manage them, which could disrupt our business and have an unfavorable material effect on our financial position, income from operations and competitive position.

We are exposed to labor strikes and disputes that could lead to a negative impact on our costs and production level.

Our success depends on maintaining good relations with our workforce. In several of our operations, a majority of our workforce is unionized. For instance, a majority of the hourly employees at our breweries in several key countries in different geographies are represented by unions. Our production may be affected by work stoppages or slowdowns as a result of disputes under existing collective labor agreements with labor unions. We may not be able to satisfactorily renegotiate our collective labor agreements when they expire and may face tougher negotiations or higher wage and benefit demands. Furthermore, a work stoppage or slowdown at our facilities could interrupt the transport of raw materials from our suppliers or the transport of our products to our customers. Such disruptions could put a strain on our relationships with suppliers and clients and may have lasting effects on our business even after the disputes with our labor force have been resolved, including as a result of negative publicity.

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

We depend on information technology to enable us to operate efficiently and interface with customers, as well as to maintain in-house management and control. We have also entered into various information technology services agreements pursuant to which our information technology infrastructure is outsourced to leading vendors.

In addition, the concentration of processes in shared services centers means that any technology disruption could impact a large portion of our business within the operating zones served. If we do not allocate, and effectively manage, the resources necessary to build and sustain the proper technology infrastructure, we could be subject to transaction errors, processing inefficiencies, loss of customers, business disruptions, or the loss of or damage to intellectual property through security breach. As with all information technology systems, our system could also be penetrated by outside parties intent on extracting information, corrupting information or disrupting business processes.

We take various actions with the aim of minimizing potential technology disruptions, such as investing in intrusion detection solutions, proceeding with internal and external security assessments, building and implementing disaster recovery plans and reviewing risk management processes. Notwithstanding our efforts, technology disruptions could disrupt our business. For example, if outside parties gained access to confidential data or strategic information and appropriated such information or made such information public, this could harm our reputation or our competitive advantage. More generally, technology disruptions could have a material adverse effect on our business, results of operations, cash flows or financial condition.

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

As of the last date we were notified of its shareholding, 29 August 2011, our controlling shareholder (Stichting Anheuser-Busch InBev) owned 41.30% of our shares (and Stichting Anheuser-Busch InBev and certain other entities acting in concert with it held, in the aggregate, 52.46% of our shares), in each case based on the number of our shares outstanding on 29 August 2011 (see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders”). Stichting Anheuser-Busch InBev has the ability to effectively control or have a significant influence on the election of our Board of Directors and the outcome of corporate actions requiring shareholder approval, including dividend policy, mergers, share capital increases, going-private transactions and other extraordinary transactions. See “Item 10. Additional Information—B. Memorandum and Articles of Association and Other Share Information—Description of the Rights and Benefits Attached to Our Shares” for further information in this respect. The interests and time horizons of Stichting Anheuser-Busch InBev may differ from those of other shareholders. As a result of its influence on our business, Stichting Anheuser-Busch InBev could prevent us from making certain decisions or taking certain actions that would protect the interests of our other shareholders. For example, this concentration of ownership may delay or prevent a change of control of Anheuser-Busch InBev SA/NV, even in the event that this change of control may benefit other shareholders generally. Similarly, Stichting Anheuser-Busch InBev could prevent us from taking certain actions that would dilute its percentage interest in our shares, even if such actions would generally be beneficial to us and/or to other shareholders. These and other factors related to Stichting Anheuser-Busch InBev’s holding of a controlling interest in our shares may reduce the liquidity of our shares and ADSs and their attractiveness to investors.

Fluctuations in the exchange rate between the U.S. dollar and the euro may increase the risk of holding our ADSs and shares.

Our shares currently trade on Euronext Brussels in euros and our ADSs trade on the New York Stock Exchange (“NYSE”) in U.S. dollars. Fluctuations in the exchange rate between the U.S. dollar and the euro may result in temporary differences between the value of our ADSs and the value of our ordinary shares, which may result in heavy trading by investors seeking to exploit such differences. In particular, uncertainty regarding the ability of eurozone governments to resolve the eurozone sovereign debt crisis, including the possibility of an exit by one or more eurozone countries from the single currency, could lead to euro exchange rates becoming highly volatile and unpredictable. It is possible that this will trigger sharply increased trading and consequent market fluctations, which would increase the volatility of, and may have an adverse effect upon, the price of our shares or ADSs.

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

We are a public limited liability company incorporated under the laws of Belgium. The rights provided to our shareholders under Belgian corporate law and our articles of association differ in certain respects from the rights that you would typically enjoy as a shareholder of a U.S. company under applicable U.S. federal and/or state laws. In general, the Belgian Corporate Governance Code is a code of best practice applying to listed companies on a non-binding basis. The Code applies a “comply or explain” approach, that is, companies may depart from the Code’s provisions if, as required by law, they give a reasoned explanation of the reasons for doing so.

We are relying on a provision in the NYSE Listed Company Manual that allows us to follow Belgian corporate law and the Belgian Corporate Governance Code with regard to certain aspects of corporate governance. This allows us to continue following certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the NYSE. In particular, the NYSE rules require a majority of the directors of a listed U.S. company to be independent while, in Belgium, only three directors need be independent. Our board currently comprises four independent directors and eight non-independent directors. As of 25 April 2012, the mandate of one of our independent directors, Peter Harf, will come to an end. See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Board of Directors.” The NYSE rules further require that each of the nominating, compensation and audit committees of a listed U.S. company be comprised entirely of independent directors. However, the Belgian Corporate Governance Code recommends only that a majority of the directors on each of these committees meet the technical requirements for independence under Belgian corporate law. All voting members of the Audit Committee are independent under the NYSE rules and Rule 10A-3 of the Securities Exchange Act of 1934. Our Nomination Committee and Remuneration Committee have members who would not be considered independent under NYSE rules, and therefore our Nomination Committee and Remuneration Committee would not be in compliance with the NYSE Corporate Governance Standards for domestic issuers in respect of independence of these committees. However, both our Nomination Committee and Remuneration Committee are composed exclusively of non-executive directors who are independent of management and whom we consider to be free of any business or other relationship which could materially interfere with the exercise of their independent judgment. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—General—Information about Our Committees.”

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

We are the world’s largest brewing company by volume, and one of the world’s five largest consumer products companies. As a consumer-centric, sales-driven company, we produce, market, distribute and sell a strong, balanced portfolio of well over 200 beer brands. These include global flagship brands Budweiser, Stella Artois and Beck’s; multi-country brands such as Leffe and Hoegaarden; and many “local champions” such as Bud Light, Michelob, Skol, Brahma, Antarctica, Quilmes, Jupiler, Hasseroder, Klinskoye, Sibirskaya Korona, Chernigivske, Harbin and Sedrin. We also produce and distribute soft drinks, particularly in Latin America.

Our brewing heritage and quality are rooted in brewing traditions that originate from the Den Hoorn brewery in Leuven, Belgium, dating back to 1366, and those of Anheuser & Co. brewery, established in 1852 in St. Louis, U.S.A. As of 31 December 2011, we employed approximately 116,000 people, with operations in 23 countries across the world. Given the breadth of our operations, we are organized along seven business zones or segments: North America, Latin America North, Latin America South, Western Europe, Central & Eastern Europe, Asia Pacific and Global Export & Holding Companies. The first six correspond to specific geographic regions in which our operations are based. As a result, we have a global footprint with a balanced exposure to developed and developing markets and production facilities spread across our six geographic regions.

Following completion of the combination with Anheuser-Busch in 2008, we now have significant brewing operations within the developed markets of North America. The North America business zone accounted for 31.3% of our consolidated volumes for the year ended 31 December 2011. We also have significant exposure to fast-growing emerging markets in Latin America North (which accounted for 30.1% of our consolidated volumes in the year ended 31 December 2011), Asia Pacific (which accounted for 14.0% of our consolidated volumes in the year ended 31 December 2011) and Latin America South (which accounted for 8.7% of our consolidated volumes in the year ended 31 December 2011).

Our 2011 volumes (beer and non-beer) were 399 million hectoliters and our revenue amounted to USD 39.0 billion.

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

2004 marked a significant event in our history: the combination of Interbrew and Ambev, a Brazilian company listed (and currently still listed) on the New York Stock Exchange and on the São Paulo Stock Exchange, resulting in the creation of InBev. At the time of the combination, Ambev was the world’s fifth largest brewer, with a significant presence in the Brazilian market, as well as strong positions throughout Latin America. As of 31 December 2011, we had a 74.05% voting interest in Ambev, and a 61.9% economic interest.

In 2003, we also acquired, through Ambev, our initial 50.64% interest in Quilmes Industrial S.A. (“Quinsa”) as part of the Interbrew-Ambev combination, thereby strengthening our foothold in Argentina, Bolivia, Chile, Paraguay and Uruguay. Following a series of transactions as a result of which Ambev’s equity interest in Quinsa increased to approximately 91%, on 28 December 2007 Ambev launched a voluntary offer to purchase the outstanding shares of Quinsa that were not owned by Ambev or its subsidiaries, and continued to increase its voting and economic interest in Quinsa through subsequent purchases by Ambev subsidiaries from Quinsa’s minority shareholders. During 2010, as part of an offshore restructuring, Quinsa was liquidated and Labatt Holding A/S became the direct owner of shares representing 99.99% of the corporate capital and votes in Quilmes International (Bermuda) Ltd. On 20 October 2011, Labatt Holding A/S exercised its right under Bermuda law to acquire the totality of shares held by the remaining minority shareholders of Quilmes. This resulted in Ambev, through Labatt Holding A/S, increasing its equity interest in Quilmes to 100% of issued shares as of 20 October 2011. These restructurings had no impact on our Zone structure.

The Ambev and Quinsa transactions allowed InBev to position itself in the Latin American beer market and also to gain a presence in the soft drinks market (as Ambev is one of PepsiCo’s largest independent bottlers in the world).

In 2004, InBev acquired the China brewery activities of the Lion Group.

In August 2004, InBev and Sun Trade (International) Ltd. (“Sun Trade”), the controlling shareholders of Sun Interbrew Ltd. reached an agreement whereby InBev acquired Sun Trade’s voting and economic interests in Sun Interbrew Plc (then known as “Sun Interbrew Ltd.”). Furthermore, in January 2005, InBev reached an agreement with Alfa-Eco, whereby InBev acquired all of Alfa-Eco’s holding of voting and non-voting shares in Sun Interbrew Ltd. On completion of the above transaction, and taking into consideration market purchases performed in 2005, InBev owned a 99.8% economic interest in Sun Interbrew Ltd.

In 2006, InBev acquired Fujian Sedrin Brewery Co. Ltd., the largest brewer in the Fujian province of China, making InBev a major brewer in China, the world’s largest beer market by volume. The acquisition of the Sedrin brand also allowed InBev to strengthen its Chinese products portfolio.

In 2007, Labatt Brewing Company Limited (“Labatt”) acquired Lakeport Brewing Income Fund in Canada, securing a strong presence in the growing value category in Ontario. 2007 also marked the acquisition of Cervejarias Cintra Indústria e Comércio Ltda (“Cintra”) by Ambev, thereby enabling Ambev to expand production capacity to meet the continuing increase in demand in the beer and soft drink markets in Brazil. The initial transaction did not include the brands and distribution assets of Cintra. In January 2008, Ambev reached an agreement for the purchase of the Cintra brands, and these brands were subsequently sold to the Brazilian brewer Schincariol in May 2008.

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

On 2 December 2009, we completed the sale of our Central European operations to CVC Capital Partners for an enterprise value of USD 2.2 billion, of which USD 1.6 billion was cash, USD 448 million was received as an unsecured deferred payment obligation with a six-year maturity and USD 165 million represents the estimated value to minorities. On 15 July 2011, the deferred payment obligation, including accrued interest, was sold for USD 0.5 billion in cash. We also received additional rights to a future payment up to USD 800 million contingent on CVC’s return on its initial investments. As a result of the sale, we recorded a capital gain of approximately USD 1.1 billion. Under the terms of the agreement, our operations in Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Hungary, Montenegro, Romania, Serbia and Slovakia were sold. The business we sold to CVC Capital Partners in 2009 has rights to brew and/or distribute Stella Artois, Beck’s, Löwenbräu, Hoegaarden, Spaten and Leffe in the above countries under license from us. On 3 April 2012, CVC announced plans to sell the business to Molson Coors Brewing Company. None of the contingent future consideration from our sale to CVC to which we may be entitled has yet been paid. Any payments will depend on the return on CVC’s investment following closing of the announced Molson Coors deal and thereafter.

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

On 28 February 2011, we closed a transaction with Dalian Daxue Group Co., Ltd and Kirin (China) Investment Co., Ltd to acquire a 100% equity interest in Liaoning Dalian Daxue Brewery Co., Ltd., which is among the top three breweries in Liaoning province. Daxue brews, markets and distributes major beer brands including “Daxue”, “Xiao Bang” and “Da Bang” which are popular beer brands in the south of Liaoning province, with a total sales volume of over 2 million hectoliters in 2010. This transaction is not material to us.

On 1 May 2011, we acquired Fulton Street Brewery LLC, also known as Goose Island, a Midwest craft brewer in the United States. Goose Island brews ales, such as 312 Urban Wheat Ale, Honkers Ale, India Pale Ale, Matilda, Pere Jacques, Sofie and a wide variety of seasonal draft only and barrel-aged releases, including Bourbon County Stout, the original bourbon barrel-aged beer. This transaction is not material to us.

On 31 May 2011, we closed a transaction with Henan Weixue Beer Group Co. Ltd to acquire its brands (Weixue and JiGongshan), assets and business, including its Xinyang brewery, Zhengzhou brewery and Gushi Brewery. This transaction is not material to us.

On 30 December 2011, we acquired Premium Beers of Oklahoma in Oklahoma City, United States, a major wholesaler in that territory.

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

Strengths

We believe that the following key strengths will drive the realization of our strategic goals and reinforce our competitive position in the marketplace:

Global platform with strong market positions in key markets

We are the world’s largest brewing company and believe we hold leading positions in the majority of our key markets. We have strong market positions based on strong brands and benefit from scale. We believe this positions us well to deploy significant resources in sales and marketing to build and maintain our brands, achieve attractive sourcing terms, generate cost savings through centralization and operate under a lean cost structure. Our global reach provides us with a strong platform to grow our global and multi-country brands, while developing local brands tailored to regional tastes. We benefit from a global distribution network which, depending on the location, is either owned by us or is based on strong partnerships with wholesalers and local distributors.

We believe that in 2011 the approximate industry volumes and our approximate market shares by volume in the world’s six largest beer markets by volume are as follows:

	Total industry volume (million hectoliters)(1)	Our market share (%)
China	432	12.3
United States	237	47.7
Brazil	123	69.0
Russia	91	16.8
Germany	59	9.4
United Kingdom	43	20.7

Note:

(1)	Total industry volume figures are based on total beer industry sales or consumption volumes in the relevant market, except for the China volume figures, which are based on total industry production volumes, and both Russia and Brazil volume figures, which are based on retail audits. Sources: China—Seema International Limited; United States—Beer Institute and Symphony IRI; Brazil—AC Nielsen Audit Retail; Russia—AC Nielsen; Germany—AC Nielsen (off-trade beer volume); United Kingdom—British Beer and Pub Association.

Since the completion of the Anheuser-Busch acquisition and the combination of InBev and Anheuser-Busch, we have been the global leader in the brewing industry by volume and, measured by EBITDA, as defined, for 2011, we are ranked among the top five consumer products companies worldwide. The Anheuser-Busch acquisition significantly enhanced our position in the United States, one of the most stable and profitable beer markets in the world, and in China, the world’s largest beer market by volume. Management believes that it can realize significant upside potential by continuing to roll out Anheuser-Busch InBev’s brands using our global distribution platform.

Geographical diversification

Our geographically diversified platform balances the growth opportunities of emerging markets with the stability and strength of mature markets. With significant operations in both the Southern and Northern Hemispheres, we benefit from a natural hedge against market, economic and seasonal volatility. Mature markets represented approximately 49.6% of our 2011 operating profit and emerging markets represented 50.4% of our 2011 operating profit.

Strong brand portfolio with global, multi-country and local brands

Our strong brand portfolio addresses a broad range of demand for different types of beer and offers a range of international and local brands in our Zones in three brand categories:

•

Global brands: Capitalizing on common values and experiences which appeal to consumers across borders, our global flagship brands of Budweiser, Stella Artois and Beck’s have the strength to be marketed worldwide;

•

Multi-country brands: With a strong consumer base in their home market, our multi-country brands of Leffe and Hoegaarden bring international flavor to selected markets, connecting with consumers across continents; and

•

Local brands: Offering locally popular tastes, local brands such as Bud Light, Michelob, Skol, Brahma, Antarctica, Quilmes, Jupiler, Hasseroder, Klinskoye, Sibirskaya Korona, Chernigivske, Harbin and Sedrin connect particularly well with consumers in their home markets.

Our strategy is to focus our attention on the core to premium brands. As a result, we undertake clear brand choices and seek to invest in those brands that build deep connections with consumers and meet their needs. We seek to replicate our successful brand initiatives and best practices across geographic markets.

Strong innovation and brand development capabilities

As a consumer-centric, sales-driven company, we continue to strive to understand the values, lifestyles and preferences of both today’s and tomorrow’s consumers, building fresh appeal and competitive advantage through innovative products and services tailored to meet those needs. We believe that consumer demand can be best anticipated by a close relationship between our innovation and insight teams in which current and expected market trends trigger and drive research processes. Successful examples of recently developed products include Stella Artois Cidre (United Kingdom), alcohol-free Quilmes Lieber (Argentina), Harbin Ice GD (China), Beck’s Lime (Germany), Shock Top Raspberry Wheat (United States), Leffe Ruby, Leffe Printemps and Hoegaarden 0.0 (Belgium), Chernigivske Chezz (Ukraine), and Franziskaner Royal and Lowenbrau Dunkel (Germany).

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

Strict financial discipline

World-class efficiency has been, and remains, a long-term objective across all lines of business and markets as well as under all economic circumstances. Avoiding unnecessary costs is a core competency within our culture. We distinguish between “non-working” and “working” expenses, the latter having a direct impact on sales volumes or revenues. We currently have a greater focus on reducing non-working expenses, given that they are incurred independently from sales volumes or revenues and without immediate benefit to customers or consumers. By maintaining strict financial discipline and turning non-working expenses into working expenses, our “Cost—Connect—Win” model aims to fund sustainable sales and marketing efforts throughout an economic cycle in order to connect with our customers and win by achieving long-term, profitable growth. We have a number of group-wide cost efficiency programs in place, including:

•

Zero-Based Budgeting or ZBB: Under ZBB, budget decisions are unrelated to the previous year’s levels of expenditure and require justification starting from a zero base each year. Employee compensation is closely tied to delivering on zero-based budgets. ZBB has been successfully introduced into all of our major markets, as well as our global headquarters.

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

We estimate the Anheuser-Busch acquisition generated at least USD 2.25 billion of cost savings from the time of acquisition to the end of 2011. USD 250 million of cost saving synergies were delivered in 2008, USD 1.11 billion in 2009, USD 620 million in 2010, and the balance in 2011.

The cost savings fall into four categories:

•	implementation of ZBB and Blue Ocean cost saving programs (as defined below);

•	benefits of scale resulting in lower procurement costs;

•	manufacturing best practices resulting in more efficient use of existing capacity; and

•	other, including the benefit of synergies in China and the United Kingdom.

The estimated cost savings are calculated by comparing the Anheuser-Busch U.S. cost base before the Anheuser-Busch acquisition, corrected for inflation, to the costs of our U.S. operations for the years 2009-2011 since the Anheuser-Busch acquisition. We perform this comparison by benchmarking activities at a low level of granularity, down to the level of individual cost centers for the current budget year. The synergies figures represent amounts estimated to be achieved by the combined businesses in the relevant period. For 2009-2011, we estimated the value of the synergies obtained by comparing the cost base of Anheuser-Busch for the full year 2009 to the full year 2008, the full year 2010 to the full year 2009 and the full year 2011 to the full year 2010, respectively. For 2008, we compared the cost base for the fourth quarter of 2008 to the fourth quarter of 2007. The 2009-2011 savings mainly resulted from the implementation of ZBB, with some savings from procurement, manufacturing best practices and other activities in the United Kingdom and China. The 2008 savings mainly resulted from savings triggered by the Blue Ocean program implemented by Anheuser-Busch in anticipation of the acquisition and by some ZBB savings.

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

Strategy

Our strategy is based on our dream to be “the Best Beer Company in a Better World”

The guiding principle for our strategy is a dream to be “the Best Beer Company in a Better World” by uniting strong brand development, sales execution and best-in-class efficiency with the role of a responsible global corporate citizen. The “Best Beer Company” element relates primarily to our aim of maintaining highly profitable operations in all markets with leading brands and market positions where we operate. The term “Better World” articulates our belief that all stakeholders will benefit from good corporate citizenship, finding its expression in our work to promote responsible enjoyment of our products, protecting the environment and giving back to the communities in which we operate. We discourage consumers from excessive or underage drinking through marketing campaigns aimed at moderate and legal consumption, as outlined in our Commercial Communications Code.

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

•	We intend to further enhance our focus on sales management and marketing by responsibly connecting with new classes of consumers of legal drinking age.

•	We have established a number of consumer-dedicated activities, such as specific outdoor events, which are designed to provide consumers with a brand experience that exceeds the pure enjoyment of beer.

•	We leverage social media platforms to reach out to existing and potential consumers. Social media is becoming increasingly important to the development of our brands.

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

Finally, we seek to continue to drive external growth opportunities through selected acquisitions.

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

General factors facilitate the implementation of our corporate strategy

We have identified certain key tools which we believe will enable us to implement our corporate strategy, including:

•	a disciplined approach to innovation at all levels, aimed at revitalizing the beer category and increasing our market share;

•	a strong company culture, investing in people and maintaining a strong target-related compensation structure; and

•	best-in-class financial discipline spread throughout the whole organization.

2.	PRINCIPAL ACTIVITIES AND PRODUCTS

We produce, market, distribute and sell a strong, balanced portfolio of well over 200 beer brands and have a global footprint with a balanced exposure to mature and emerging markets and production facilities spread across our six geographic regions.

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

The table below sets out the main brands we sell in the markets listed below.

Market	Global brands	Multi-country brands	Local brands
North America
Canada	Beck’s, Budweiser, Stella Artois	Hoegaarden, Leffe	Beer: Alexander Keith’s, Bass, Bud Light, Kokanee, Labatt, Lakeport, Lucky, Oland
Mexico (Grupo Modelo)	Budweiser		Beer: Corona, Bud Light
United States	Beck’s, Budweiser, Stella Artois	Hoegaarden, Leffe	Beer: Bass, Brahma, Bud Light, Busch, Michelob, Natural Light
Latin America
Argentina	Budweiser, Stella Artois	Hoegaarden, Leffe	Beer: Andes, Brahma, Norte, Patagonia, Quilmes Soft drinks: 7UP, Pepsi, H2OH!
Bolivia	Stella Artois	—	Beer: Ducal, Paceña, Taquiña Soft drinks: 7UP, Pepsi
Brazil	Budweiser, Stella Artois	Hoegaarden, Leffe	Beer: Antarctica, Bohemia, Brahma, Skol Soft drinks: Guaraná Antarctica, Pepsi
Chile	Budweiser, Stella Artois	—	Beer: Baltica, Becker, Brahma
Dominican Republic	Budweiser	—	Beer: Brahma Soft drinks: Pepsi, 7UP, Red Rock
Ecuador	Budweiser	—	Beer: Brahma
Guatemala	Budweiser	—	Beer: Brahva
Paraguay	Budweiser, Stella Artois	—	Beer: Baviera, Brahma, Ouro Fino, Pilsen
Peru	Stella Artois	—	Beer: Brahma, Zenda Soft drinks: Concordia, Pepsi, 7UP, Triple Kola
Uruguay	Budweiser, Stella Artois	—	Beer: Pilsen, Norteña, Patricia Soft drinks: 7UP, Pepsi, H20h
Western Europe
Belgium	Beck’s, Budweiser, Stella Artois	Hoegaarden, Leffe	Beer: Belle-Vue, Jupiler, Vieux Temps
France	Beck’s, Budweiser, Stella Artois	Hoegaarden, Leffe	Beer: Belle-Vue, Boomerang, Loburg
Germany	Beck’s	—	Beer: Diebels, Franziskaner, Haake-Beck, Hasseröder, Löwenbräu, Spaten, Gilde

Market	Global brands	Multi-country brands	Local brands
Luxembourg	Beck’s, Stella Artois	Hoegaarden, Leffe	Beer: Diekirch, Jupiler, Mousel
Netherlands	Beck’s, Stella Artois	Hoegaarden, Leffe	Beer: Dommelsch, Jupiler, Hertog Jan
United Kingdom	Beck’s, Budweiser, Stella Artois	Hoegaarden, Leffe	Beer: Bass, Boddingtons, Brahma, Whitbread, Mackeson
Italy	Beck’s, Budweiser, Stella Artois	Hoegaarden, Leffe	Beer: Franziskaner, Löwenbräu, Spaten
Central & Eastern Europe
Russia	Beck’s, Bud, Stella Artois	Hoegaarden, Leffe	Beer: Bagbier, Brahma, Klinskoye, Löwenbräu, Sibirskaya Korona, T, Tolstiak
Ukraine	Beck’s, Stella Artois	Hoegaarden, Leffe	Beer: Chernigivske, Rogan, Yantar
Asia Pacific
China	Beck’s, Budweiser, Stella Artois	Hoegaarden, Leffe	Beer: Double Deer, Harbin, Jinling, Jinlongquan, KK, Sedrin, Shiliang

The table below sets out our sales broken down by business zone for the periods shown:

	2011		2010		2009
Market	Revenue(1) (USD million)	Revenue (% of total)	Revenue(1) (USD million)	Revenue (% of total)	Revenue(1) (USD million)		Revenue (% of total)
North America	15,304	39.2%	15,296	42.1%	15,486		42.1%
Latin America North	11,524	29.5%	10,018	27.6%	7,649		20.8%
Latin America South	2,704	6.9%	2,182	6.0%	1,899		5.2%
Western Europe	3,945	10.2%	3,937	10.8%	4,312		11.7%
Central & Eastern Europe	1,755	4.5%	1,619	4.5%	2,492	(2)	6.8%
Asia Pacific	2,317	5.9%	1,767	4.9%	1,985		5.4%
Global Export & Holding Companies	1,496	3.8%	1,479	4.1%	2,936		8.0%

Total	39,046	100%	36,297	100%	36,758		100%

Notes:

(1)	Gross revenue (turnover) less excise taxes and discounts. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to our customers.
(2)	On 2 December 2009, we sold our operations in Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Hungary, Montenegro, Romania, Serbia and Slovakia, which accounted for USD 921 million, or 37%, of our 2009 Central and Eastern Europe revenue. From 2 December 2009, our Central & Eastern Europe zone consists of our Russian and Ukrainian operations.

For a discussion of changes in revenue, see “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2011 Compared to Year Ended 31 December 2010—Revenue” and “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2010 Compared to Year Ended 31 December 2009—Revenue.”

The table below sets out the breakdown between our beer and non-beer volumes and revenue. Based on our actual historical financial information for these periods, our non-beer activities accounted for 11.5% of consolidated volumes in 2011, 11.5% of consolidated volumes in 2010 and 10.8% of consolidated volumes in 2009. In terms of revenue, our non-beer activities generated 11.0% of consolidated revenue in 2011, compared to 10.1% in 2010 and 12.3% in 2009 based on our actual historical financial information for these periods.

	Beer			Non-Beer(3)			Consolidated
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Volume(1) (million hectoliters)	353	353	365	46	46	44	399	399	409
Revenue(2) (USD million)	34,747	32,616	32,228	4,299	3,681	4,530	39,046	36,297	36,758

Notes:

(1)	Volumes include not only brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network, particularly in Western Europe. Our pro-rata shares of volumes in Grupo Modelo and Tsingtao (the latter of which we disposed of in June 2009) are not included in this table.
(2)	Gross revenue (turnover) less excise taxes and discounts. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to our customers.
(3)	The non-beer category includes soft drinks and certain other beverages, such as Stella Artois Cidre.

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

On the basis of quality and price, beer can be differentiated into the following categories:

•	Premium brands;

•	Core brands; and

•	Value, discount or sub-premium brands.

Our brands are situated across all these categories. For instance, a global brand like Stella Artois generally targets the premium category across the globe, while a local brand like Lakeport targets the value category in Canada. We have a particular focus on core to premium categories, but will be present in the value segment if the market structure in a particular country necessitates.

We make clear category choices and, within those categories, clear brand choices. Examples of these choices include the focus on the core Quilmes brand in Argentina, on the core category in Brazil, on the light and premium categories in Canada, on core and premium brands in Russia and on the international premium, domestic premium and core categories in China. The majority of our resources are directed to our “focus brands,” those brands that we believe have the greatest growth potential in their relevant consumer categories. In 2011, our focus brands accounted for almost 70% of our volume.

From the early 2000s through 2007, we observed a trend where the premium category drove growth in the beer industry. Based on this trend, we established a strategy to select focus brands in certain markets (such as our North America, Western Europe and Central & Eastern Europe business zones) within the core and premium categories. Consumer preferences can change over time, especially in the face of challenging economic circumstances, such as those faced in many markets between 2008 and 2011. However, we believe we are well placed to deal with short-term trend changes from a portfolio perspective, particularly in key countries like the United States, while continuing our long-standing strategy of accelerating growth in the core and premium beer categories. Our own United States business saw positive mix change in 2011. We aim to continue our strategy of focusing on selected brands, which seeks to address consumers’ desire to trade up from value to core and from core to premium. Another trend is the growing need for consumer choice. Again, with our strong brand portfolio and best practice sharing, we believe we are well-placed to take advantage of this opportunity.

Our portfolio includes three global beers with worldwide distribution:

•

Budweiser, which we consider to be the United States’ first truly national beer brand, had an 8% share of the U.S. market (based on Beer Marketer’s Insights estimates). Budweiser is our number one global flagship brand with global volumes returning to growth in 2010 after many years of decline. This trend continued in 2011, due in part to the August 2011 launch of Budweiser in Brazil. Global Budweiser volumes grew 3.1% in 2011, and the brand accounted for 9.4% of our total company volumes. Budweiser has confirmed its sponsorship of the 2014, 2018 and 2022 FIFA World CupsTM. Budweiser will also sponsor the FA Cup in the United Kingdom for the next three years.

•

Stella Artois, the number one Belgian beer in the world according to Plato Logic Limited. Stella currently is distributed in over 70 countries worldwide and has strong global potential. The brand can rely on a heritage dating back to our foundations in 1366. Stella Artois is a premium lager. In April 2011, building upon the strength of the brand in the United Kingdom, we launched Stella Artois Cidre, achieving a 16% share of the premium cider market by the end of 2011. In 2011, Stella Artois (including non-beer Cidre volumes) accounted for 2.4% of our total company volumes.

•

Beck’s, the number one German export beer in the world according to Plato Logic Limited, which is distributed in over 80 countries. Beck’s has been brewed using only four key natural ingredients for over 125 years and according to the traditional German Reinheitsgebot (purity law). In 2011, Beck’s and its line extensions accounted for 1.7% of our total company volumes.

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

More locally, we manage numerous well-known “local champions,” which form the foundation of our business. The portfolio of local brands includes:

North America

•

Bud Light, originating from the United States and the official sponsor of the NFL (National Football League), having signed a six year sponsorship agreement in 2011. In the United States, its share of the core category is approximately 40%, more than the combined share of the next two largest core brands (excluding Budweiser).

•

Bud Light Lime, a high-end brand extension of Bud Light introduced in 2008. Based on Bud Light Lime shipments, it became one of the top 25 U.S. beer brands by volume in its first year. In 2011, it was the number 21 U.S. beer brand according to Beer Marketer’s Insights.

•

In November 2011, we announced the introduction of Bud Light Platinum, a 6% ABV, blue cobalt bottle line extension aimed at the party time/night-life occasion, which we began to roll out in January 2012.

•	Michelob ULTRA, which was rolled out nationally in 2002, estimated to be the number 12 brand in the United States according to Beer Marketer’s Insights.

•

Natural Light, the largest sub-premium (value) brand in the United States, with a 16% share of the sub-premium category in 2011 based on Natural Light shipments compared to Beer Marketer’s Insights sub-premium volume estimates. On the same basis, Busch Light and Busch are the #2 and #3 sub-premium brands, respectively, and all our sub-premium brands combined have a 54% market share in this category in the United States.

•

Import and domestic craft beers, led by Stella Artois, Hoegaarden, Leffe, Beck’s, Land Shark and Shock Top. Stella Artois grew 24% in the United States in 2011, while Shock Top grew by over 96% in 2011.

Latin America

•

Skol, the leading beer brand in the Brazilian market according to Plato Logic Limited. We have invested in pioneering and innovation of the Skol brand, creating new market trends and involvement in entertainment initiatives, such as music festivals.

•	Brahma, the second most consumed beer in Brazil according to Plato Logic Limited. It was one of the Brazilian official sponsors of the 2010 FIFA World CupTM.

•	Antarctica, the third most consumed beer in Brazil according to Plato Logic Limited.

•	Bohemia, the leading brand in the premium category in Brazil according to Plato Logic Limited.

•

Quilmes, the leading beer in Argentina in 2011 according to Nielsen, representing 46.9% of the beer market, and a national symbol with its striped light blue and white label linked to the colors of the Argentine national flag and football team.

Western Europe

•

Jupiler, the market leader in terms of sales volumes in Belgium and the official sponsor of the highest Belgian football division, the Jupiler League. It is also the sponsor of the Belgian national football team.

•	Hasseröder, a leading brand in eastern Germany, gained country-wide exposure following national marketing campaigns and by leveraging of global assets such as the 2010 FIFA World Cup™ sponsorship.

•	In the first-half of 2011, we introduced two non-alcoholic line extensions in Belgium: Jupiler Force and Hoegaarden 0.0.

Central & Eastern Europe

•	Sibirskaya Korona, developed from a local brand in Western Siberia into a full-fledged national premium brand sold throughout Russia.

•	Klinskoye, having its home market in Moscow.

•	Chernigivske, Ukraine’s best selling brand.

Asia Pacific

•	Harbin, a well known national brand with its roots in the northeast of China

•	Sedrin, a strong regional brand from the southeast of China.

The branding and marketing of our global brands, Budweiser, Stella Artois and Beck’s, is managed centrally within our group. Multi-country brands are managed with more flexibility at the local level for branding and marketing, while the marketing and branding of our local brands is generally managed at a local level. See “—B. Business Overview—9. Branding and Marketing” for more information on brand positioning, branding and marketing.

In certain markets, we also distribute products of other brewers.

Non-Beer

Soft Drinks

While our core business is beer, we also have a presence in the soft drink market in Latin America through our subsidiary Ambev and in the United States through Anheuser-Busch. Soft drinks include both carbonated soft and non-carbonated soft drinks.

Our soft drinks business includes both our own production and agreements with PepsiCo related to bottling and distribution. Ambev is one of PepsiCo’s largest independent bottlers in the world. Major brands that are distributed under these agreements are Pepsi, 7UP and Gatorade. Ambev has long-term agreements with PepsiCo whereby Ambev has the exclusive right to bottle, sell and distribute certain brands of PepsiCo’s portfolio of carbonated and non-carbonated soft drinks in Brazil. The agreements will expire on 31 December 2017 and are automatically extended for additional ten-year terms unless terminated prior to the expiration date by written notice by either party at least two years prior to the expiration of their term or on account of other events, such as a change of control or insolvency of, or failure to comply with material terms or meet material commitments by, our relevant subsidiary. Ambev also has agreements with PepsiCo to bottle, sell, distribute and market some of its brands in the Dominican Republic and in some regions of Peru, including the north and the Lima regions. Through our Latin America South operations, Ambev is also PepsiCo’s bottler for Argentina, Bolivia and Uruguay.

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

The last two decades have been characterized by rapid growth in fast-growing emerging markets, notably in regions in Latin America North, Latin America South, Central & Eastern Europe and Asia-Pacific, where we have significant sales. The table below sets out our total volumes broken down by business zone for the periods shown:

	2011		2010		2009
Market	Volumes (million hectoliters)	Volumes (% of total)	Volumes (million hectoliters)	Volumes (% of total)	Volumes (million hectoliters)		Volumes (% of total)
North America	125	31.3%	129	32.5%	135		33.0%
Latin America North	120	30.1%	120	30.1%	110		26.9%
Latin America South	35	8.7%	34	8.5%	33		8.2%
Western Europe	31	7.7%	32	8.0%	33		8.2%
Central & Eastern Europe	26	6.4%	27	6.7%	40	(1)	9.8%
Asia Pacific	56	14.0%	50	12.6%	53		12.8%
Global Export & Holding Companies	7	1.8%	7	1.6%	5		1.2%

Total	399	100%	399	100%	409		100%

Note:

(1)	On 2 December 2009 we sold our operations in Bosnia & Herzegovina, Bulgaria, Croatia, the Czech Republic, Hungary, Montenegro, Romania, Serbia and Slovakia, which together accounted for 13.2 million hectoliters, or 32.8%, of our 2009 Central & Eastern Europe volumes. From 2 December 2009, our Central & Eastern Europe zone consists of our Russian and Ukrainian operations.

On an individual country basis, our ten largest markets by volume during the year ended 31 December 2011 were the United States, Brazil, China, Argentina, Russia, Ukraine, Canada, the United Kingdom, Germany and Belgium. Each market has its own dynamics and consumer preferences and values. Given the breadth of our portfolio, we believe we are well placed and can launch, relaunch, market and ultimately sell the beer that best addresses consumer choice in the various categories (premium, core and value) in a given market.

Our marketing approach is supported by three solid pillars: brands, connections and renovation/innovation. We are committed to innovation generated from consumer and shopper insights. Through this approach, we seek to understand the values, lifestyles and preferences of today’s and tomorrow’s consumers and shoppers, with a view to building fresh appeal and competitive advantage through innovative products and services tailored to meet those needs. We have advanced our ability to deliver these innovative products and tailored services through globally deployed tools. See “—B. Business Overview—10. Intellectual Property; Research & Development” for further information.

4.	COMPETITION

Historically, brewing was a local industry with only a few players having a substantial international presence. Larger brewing companies often obtained an international footprint through direct exports, licensing agreements and joint venture arrangements. However, the last couple of decades have seen a transformation of the industry, with a prolonged period of consolidation. This trend started within the more established beer markets of Western Europe and North America, and took the form of larger businesses being formed through merger and acquisition activity within national markets. More recently, consolidation has also taken place within emerging markets. Over the last decade, the global consolidation process has accelerated, with brewing groups making significant acquisitions outside of their domestic markets and increasingly looking to purchase other regional brewing organizations. Recent examples of this trend include SABMiller’s acquisition of Bavaria in 2005, the acquisition of Scottish & Newcastle by Carlsberg and Heineken in 2008, Heineken’s acquisition of FEMSA Cerveza in April 2010, SABMiller’s acquisition of Foster’s in 2011 and Kirin’s acquisition of Schincariol in Brazil, also in 2011. As a result of this consolidation process, the absolute and relative size of the world’s largest brewers has increased substantially. Therefore, today’s leading international brewers have significantly more diversified operations and have established leading positions in a number of international markets.

We have participated in this consolidation trend, and have grown our international footprint through a series of mergers and acquisitions described in “—A. History and Development of the Company—History and Development of the Company,” which include:

•	the acquisition of Labatt in 1995;

•	the acquisition of Beck’s in 2002;

•	the combination of Ambev and Quilmes Industrial S.A. in 2003;

•	the creation of InBev in 2004, through the combination of Interbrew and Ambev; and

•	the Anheuser-Busch acquisition in November 2008.

The ten largest brewers in the world in 2010 in terms of volume were as set out in the table below.

Rank	Name	Volume (million hectoliters) (1) (2)
1	AB InBev	349.2
2	SABMiller	254.0
3	Heineken	199.9
4	Carlsberg	119.6
5	Tsingtao (Group)	63.5
6	Molson Coors Brewing Company	53.5
7	Modelo	51.9
8	Beijing Yanjing	50.3
9	Kirin	32.4
10	Asahi	30.3

Notes:

(1)	Source: Plato Logic Limited. AB InBev volumes indicated here are Plato Logic Limited’s estimates of our beer-only pro forma volumes for 2010 after disposals, and do not include volumes of associates. Our own determination is that our adjusted beer volumes treating all divestitures as if they had closed as of 1 January 2010 would have been 352.9 million hectoliters.
(2)	Calendar year basis.

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

Yeast is a micro-organism that turns the sugar in the wort into alcohol and carbon dioxide. This process of fermentation takes five to eleven days, after which the wort finally becomes beer. Different types of beer are made using different strains of yeast and wort compositions. In some yeast varieties, the cells rise to the top at the end of fermentation. Ales and wheat beers are brewed in this way. Lagers are made using yeast cells that settle to the bottom. Some special Belgian beers, called lambic or gueuze, use yet another method where fermentation relies on spontaneous action by airborne yeasts.

During the maturation process the liquid clarifies as yeast and other particles settle. Further filtering gives the beer more clarity. Maturation varies by type of beer and can take as long as three weeks. Then the beer is ready for packaging in kegs, cans or bottles.

Raw Materials and Packaging

The main raw materials used in our beer production are malted barley, corn grits, corn syrup, rice, hops, and water. For non-beer production (mainly carbonated soft drinks) the main ingredients are flavored concentrate, fruit concentrate, sugar, sweetener and water. In addition to these inputs into our products, delivery of our products to consumers requires extensive use of packaging materials such as glass, PET and aluminum bottles, aluminum or steel cans and kegs, labels, plastic crates, metal and plastic closures, folding cartons, cardboard products and plastic films.

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

We are reducing the number of our suppliers in each region to develop closer relationships that allow for lower prices and better service, while at the same time ensuring that we are not entirely dependent on a single supplier. We hedge some of our commodities contracts on the financial markets and some of our malt requirements are purchased on the spot market. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market Risk, Hedging and Financial Instruments” and note 28 to our audited financial information as of 31 December 2011 and 2010, and for the three years ended 31 December 2011, for further details on commodities hedging.

We have supply contracts with respect to most packaging materials as well as our own production capacity as outlined below in “—Production Facilities.” The choice of packaging materials varies by cost and availability in different regions, as well as consumer preferences and the image of each brand. We also use aluminum cansheet for the production of beverage cans and lids.

Hops, PET resin, soda ash for our own glass plant and, to some extent, cans are mainly sourced globally. Malt, adjuncts (such as unmalted grains or fruit), sugar, steel, cans, labels, metal closures, plastic closures, preforms and folding cartons are sourced regionally. Electricity is sourced nationally, while water is sourced locally, for example, from municipal water systems and private wells.

We use natural gas as our primary fuel, and we believe adequate supplies of fuel and electricity are available for the conduct of our business. The energy commodity markets have experienced, and can be expected to continue to experience, significant price volatility. We manage our energy costs using various methods including supply contracts, hedging techniques, and fuel switching.

Production Facilities

Our production facilities are spread across our six geographic regions, giving us a balanced geographical footprint in terms of production and allowing us to efficiently meet consumer demand across the globe. We manage our production capacity across our geographic regions, countries and plants. We typically own our production facilities free of any major encumbrances. We also lease a number of warehouses and other commercial buildings from third parties. See “Item 4. Information on the Company—B. Business Overview—11. Regulations Affecting Our Business” for a description of the environmental and other regulations that affect our production facilities.

Beverage Production Facilities

Our beverage production facilities comprised 137 breweries and/or soft drink plants as of 31 December 2011 spread across our six geographic regions. Of these 137 plants, 108 produced only beer, 12 produced only soft drinks and 17 produced both beer and soft drinks. Except in limited cases (for example, our Hoegaarden brewery in Belgium), our breweries are not dedicated to one single brand of beer. This allows us to allocate production capacity efficiently within our group.

The table below sets out, for each of our geographic zones in 2011, the number of our beverage production plants (breweries and/or soft drink plants) as well as the plants’ overall capacity and production volumes.

		2011 volumes		Annual engineering capacity as of 31 December 2011
Business zone	Number of plants	Beer (khl)	Soft drinks (khl)	Beer (khl)	Soft drinks (khl)
North America	19	124,900	—	144,200	—
Latin America North	34	87,000	33,350	115,800	51,900
Latin America South	20	21,600	13,000	30,470	23,300
Western Europe(1)	17	30,900	—	48,754	—
Central & Eastern Europe	12	25,700	—	46,019	—
Asia Pacific(2)	35	56,000	—	113,001	—

Total(3)	137	346,100	46,350	498,244	75,200

Notes:

(1)	Includes cider volumes.
(2)	Excludes our joint venture in Hyderabad, India.
(3)	Excludes Global Export & Holding Companies with 2011 beer volumes of 7 million hectoliters.

Non-Beverage Production Facilities

Our beverage production plants are supplemented and supported by a number of plants and other facilities that produce raw materials and packaging materials for our beverages. The table below provides additional detail on these facilities as of 31 December 2011.

Type of plant / facility	Number of plants / facilities	Countries in which plants / facilities are located
Malt plants	13	Brazil, Argentina, Uruguay, Russia, United States
Rice mill	1	United States
Corn grits	6	Brazil, Argentina, Bolivia
Hop farms	2	Germany, United States
Hop pellet plant	1	Argentina
Guaraná farm	1	Brazil
Glass bottle plants	3	United States, Brazil, Paraguay
Bottle cap plants	1	Brazil
Label plant	1	Brazil
Can plants	6	Bolivia, United States
Can lid manufacturing plants	2	United States
Crown and closure liner material plant	1	United States
Syrup plant	1	Brazil

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

Additional production facilities can be acquired from third parties or through greenfield investments in new projects. For example, in 2010, we announced the construction of a new brewery in the Sichuan province of China. Its location should help sustain demand for our national brands (Budweiser and Harbin) in southwest China and yield improved logistics savings in China. The brewery became operational mid-2011. Similarly, following an increased demand for our products in the northeast of Brazil, a decision was made to construct a greenfield plant in Pernambuco state which opened in the fourth quarter of 2011 in time to support year-end peak season activities and the long term growth of the region. In addition to building or acquiring additional facilities, we also upgrade and expand capacity in our existing operations.

In 2012, we expect to invest in new capacity projects in China and Brazil to meet our future demand expectations in these countries. Our capital expenditures are primarily funded through cash from operating activities and are for production facilities, logistics, improving administrative capabilities, hardware and software in our operational zones, and investments in growth regions such as Brazil and China.

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

In addition, the distribution of beer varies from country to country and from region to region. The nature of distribution reflects consumption patterns and market structure, geographical density of customers, local regulation, the structure of the local retail sector, scale considerations, market share, expected added-value and capital returns, and the existence of third-party wholesalers or distributors. In some markets brewers distribute directly to customers (for example, in Belgium), while in other markets wholesalers may, for legal reasons (for example, in certain U.S. states and Canada where there may be legal constraints on the ability of a beer manufacturer to own a wholesaler), or because of historical market practice (for example, in China, Russia and Argentina), play an important role in distributing a significant proportion of beer to customers. In some instances, as is currently the case in Brazil, we have acquired third-party distributors to help us self-distribute our products. The products we brew in the United States are sold to approximately 500 wholesalers for resale to retailers. As at the end of 2011, we owned 13 of these wholesalers and have ownership stakes in another four of them. The remaining wholesalers are independent businesses. In Mexico, Budweiser, Bud Light and O’Doul’s are imported and distributed by a wholly-owned subsidiary of Grupo Modelo. Under the distribution agreement with Grupo Modelo, it has exclusive distribution rights to those brands in all of Mexico. In return it agrees not to sell Budweiser, Bud Light and O’Doul’s outside of Mexico, and not to sell in Mexico any other beer that is brewed outside of Mexico without our consent. In certain countries, we enter into exclusive importer arrangements and depend on our counterparties to these arrangements to market and distribute our products to points of sale. In certain markets we also distribute the products of other brewers.

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

In markets where we have no local affiliate, we may choose to enter into license agreements or, alternatively, international distribution and/or importation agreements, depending on the best strategic fit for each particular market. License agreements entered into by us grant the right to third-party licensees to manufacture, package, sell and market one or several of our brands in a particular assigned territory under strict rules and technical requirements. In the case of international distribution and/or importation agreements, we produce and package the products ourselves while the third party distributes, markets and sells the brands in the local market.

Stella Artois is licensed to third parties in Algeria, Australia, Bulgaria, Croatia, Czech Republic, Hungary, Israel, New Zealand, and Romania, while Beck’s is licensed to third parties in Algeria, Bulgaria, Croatia, Hungary, Turkey, Australia, New Zealand, Romania, Serbia, Tunisia and Montenegro.

In Japan, Budweiser is brewed and sold through license and distribution agreements with Kirin Brewery Company, Limited. A licensing agreement allows Guinness Ireland Limited to brew and sell Budweiser and Bud Light in the Republic of Ireland. Budweiser is also brewed under license and sold by brewers in Spain (Sociedad Anonima Damm), India (RKJ Group) and Panama (Heineken). Compañía Cervecerías Unidas, a subsidiary of Compañía Cervecerías Unidas S.A., a leading Chilean brewer, brews and distributes Budweiser under license in Argentina and distributes Budweiser in Chile. In Italy, Budweiser is brewed and packaged by Heineken under a brewing contract agreement. We also sell various brands, including Budweiser, by exporting from our license partners’ breweries to other countries.

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

On 2 December 2009, we sold our Central European operations to CVC Capital Partners. See “Item 5. Operating and Financial Review—G. Liquidity and Capital Resources—Investments and Disposals.” The business we sold to CVC Capital Partners in 2009 has rights to brew and/or distribute, under license from us, Stella Artois, Beck’s, Löwenbräu, Hoegaarden, Spaten and Leffe in Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Hungary, Kosovo, Montenegro, Romania, Serbia and Slovakia. On 3 April 2012, CVC announced plans to sell the business to Molson Coors Brewing Company. As of 31 December 2011, we retain rights to brew and distribute Staropramen in Ukraine and Russia and to distribute Staropramen in Germany, Canada and Italy.

See “Item 3. Key Information—D. Risk Factors—Risks Relating to our Business—We rely on key third parties, including key suppliers, and the termination or modification of the arrangements with such third parties could negatively affect our business.”

We also manufacture and distribute other third-party brands. Ambev, our listed Brazilian subsidiary, and some of our other subsidiaries have entered into agreements with PepsiCo. Pursuant to the agreements between Ambev and PepsiCo, Ambev is one of PepsiCo’s largest independent bottlers in the world. Major brands that are distributed under this agreement are Pepsi, 7UP and Gatorade. See “—B. Business Overview—2. Principal Activities and Products—Non-Beer—Soft Drinks” for further information in this respect. Ambev also has a license agreement with Anheuser-Busch, Inc. allowing it to exclusively produce, distribute and market Budweiser in Brazil and Canada. Ambev also distributes Budweiser in Ecuador, Paraguay, Guatemala, El Salvador and Nicaragua.

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

We have established a “focus brands” strategy. Focus brands are those in which we invest the majority of our resources (money, people, and attention). They are a small group of brands which we believe have the most growth potential within each relevant consumer group. These focus brands include our three global brands, key multi-country brands and selected “local champions.” In 2011, our focus brands accounted for almost 70% of our beer volume.

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

Research & Development

Given our focus on innovation, we place a high value on research and development (“R&D”). In 2011, we spent USD 175 million (USD 184 million in 2010 and USD 159 million in 2009) in the area of market research and on innovation in the areas of process optimization and product development at our Belgian R&D center and across our zones.

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

The distribution of our beer products may also be regulated. In certain markets, alcohol may only be sold through licensed outlets, varying from government or state operated monopoly outlets (for example, in the off-trade channel of certain Canadian provinces) to the common system of licensed on-trade outlets (for example, licensed bars and restaurants) which prevails in many countries (for example, in much of the European Union). In the U.S., states operate under a three-tier system of regulation for beer products from brewer to wholesaler to retailer, meaning that we must work with licensed third-party distributors to distribute our products to the points of connection.

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

In many jurisdictions, excise and other indirect duties, including legislation regarding minimum alcohol pricing, make up a large proportion of the cost of beer charged to customers. In the United States, for example, the brewing industry is subject to significant taxation. The United States federal government currently levies an excise tax of USD 18 per barrel (equivalent to 1.1734776 hectoliters) of beer sold for consumption in the United States. All states also levy excise taxes on alcoholic beverages. Proposals have been made to increase the federal excise tax as well as the excise taxes in some states. Recently, Bolivia, Brazil, Russia, the United Kingdom and Ukraine have all adopted proposals to increase beer excise taxes. Rising excise duties can drive up our pricing to the consumer, which in turn could have a negative impact on our results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—The beer and beverage industry may be subject to adverse changes in taxation.”

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

We are subject to different environmental legislation and controls in each of the countries in which we operate. Environmental laws in the countries in which we operate are mostly related to (i) the conformity of our operating procedures with environmental standards regarding, among other things, the emission of gas and liquid effluents and (ii) the disposal of one-way (that is, non-returnable) packaging and (iii) noise. We believe that the regulatory climate in most countries in which we operate is becoming increasingly strict with respect to environmental issues and expect this trend to continue in the future. Achieving compliance with applicable environmental standards and legislation may require plant modifications and capital expenditure. Laws and regulations may also limit noise levels and the discharge of waste products, as well as impose waste treatment and disposal requirements. Some of the jurisdictions in which we operate have laws and regulations that require polluters or site owners or occupants to clean up contamination.

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

Responsible Drinking

As a leader in the beer industry, our primary responsibility is to provide the highest-quality products and to encourage consumers to enjoy them responsibly at all times. That means we are adamantly opposed to the harmful use of alcohol, including drunk driving, underage drinking and binge drinking.

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

•	Promoting our position and beliefs internally through our employee responsible drinking policies

•	Promoting education for bar, restaurant and store staff to help them learn how to properly check a patron’s age to prevent underage sales and to discourage binge drinking

•	Supporting the enforcement of blood alcohol content (BAC) laws to help prevent drunk driving around the world

To be effective, our responsible drinking initiatives require a significant commitment and we have been investing in these initiatives since 1982. Our push for responsible drinking is a significant component of our Better World initiatives. In 2011, we developed and promoted responsible drinking programs in our 23 key markets, often expanding their reach across the countries where we operate. Where possible, we established partnerships with governments, community organizations, educators and law enforcement agencies, focusing on preventing drunk driving, high-risk drinking and underage-drinking to maximize these efforts. In 2011, we issued global responsible drinking goals to be achieved by the end of 2014 in many of these key areas, and will be reporting annually on our progress. Our global responsible drinking goals are:

1.	Reach at least 100 million adults with programs developed by subject matter experts that help parents talk with their children about underage drinking;

2.	Provide ID-checking materials and other educational information to at least half-a-million bars, clubs, restaurants and grocery stores to help them prevent sales to minors;

3.	Provide training on responsible alcohol beverage sales to at least 1 million bartenders, waiters, grocery store clerks, and others who serve and sell alcohol;

4.	Reach at least half-a-billion consumers of legal age to increase awareness of the importance of using a designated driver or safe ride home;

5.	Invest at least USD 300 million in advertising and programs to help remind and educate consumers about the importance of responsible drinking; and

6.	Continue to celebrate Global Be(er) Responsible Day annually to promote the importance of responsible drinking among our employees, retail customers and consumers.

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

Environmental key performance indicators and targets are fully integrated into our VPO global management system. It is designed to bring greater efficiency to our brewery operations, generate cost savings and improve environmental management, in accordance with our Environmental Policy and Strategy.

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

Beyond operations management, we are also engaged with the international community and local groups to support key environmental initiatives. We are a signatory to the CEO Water Mandate, a public-private initiative of the United Nations Global Compact, which focuses on developing corporate strategies to address global water issues. We were also active participants in the United Nations Environment Program’s annual World Environment Day, through which we engaged with many community stakeholders around the world.

Energy conservation has been a strategic focus for us for many years, especially with the unpredictable cost of energy and evolving climate change regulations. Our continued progress is based on the importance we place on sharing best technical and management practices across our operations.

We work with suppliers, wholesalers and procurement companies, as well as packaging experts, to help make decisions that minimize the cost and environmental impact of packaging materials. We use many types of product packaging, from bulk packaging (i.e., beer kegs, crates and pallets), which is almost always returnable and reusable, to cardboard boxes, glass bottles, aluminum cans and PET bottles, which are recyclable. We also continue the light-weighting of packaging to reduce material costs, minimize the use of natural resources, reduce waste and lessen our transportation fuel consumption. We are continually exploring new forms of packaging that meet consumer needs with fewer resources.

Operating ethically is also part of our environmental mission. We have a Responsible Sourcing Policy that includes standards on labor issues and business conduct. We are committed to operating ethically and with high integrity, maintaining our commitment to quality, and encouraging similar conduct for our business partners.

Community

We make significant contributions to the well-being of the communities where we do business, around the world. This occurs through the jobs we provide, the salaries and wages we pay, the taxes we contribute to local and national governments, and the community support we provide in the form of donations and volunteer activities. For example, we have been involved in supporting Hope Schools in poverty-stricken areas in China, constructing temporary houses in Uruguay and Paraguay, supporting education and community development programs in Argentina and Russia, and contributing water to victims in disaster stricken areas in the United States.

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

C.	ORGANIZATIONAL STRUCTURE

Anheuser Busch InBev S.A./N.V. is the parent company of the AB InBev Group. Our most significant subsidiaries (as at 31 December 2011) are:

Subsidiary Name	Jurisdiction of incorporation or residence	Proportion of ownership interest	Proportion of voting rights held
Anheuser-Busch Companies, LLC One Busch Place St. Louis, MO 63118	Delaware, U.S.A.	100%	100%
Companhia de Bebidas das Américas—Ambev(1) Rua Dr. Renato Paes de Barros 1017 4° Andar (parte), cj. 44 e 42—Itaim Bibi São Paulo	Brazil	61.90%	74.05%

Note:

(1)	The difference between economic interest and voting interest for Ambev results from the fact that Ambev has issued common shares (with voting rights) and preferred shares (without voting rights).

For a more comprehensive list of our most important financing and operating subsidiaries see note 35 of our audited consolidated financial statements as of 31 December 2011 and 2010, and for the three years ended 31 December 2011.

D.	PROPERTY, PLANTS AND EQUIPMENT

For a further discussion of property, plants and equipment, see “Item 3. Key Information—D. Risk Factors—Our operations are subject to environmental regulations, which could expose us to significant compliance costs and litigation relating to environmental issues”, “Item 4. Information on the Company—B. Business Overview—6. Brewing Process; Raw Materials and Packaging; Production Facilities; Logistics—Capacity Expansion,” “Item 5. Operating and Financial Review—G. Liquidity and Capital Resources—Capital Expenditures” and “Item 5. Operating and Financial Review—J. Outlook and Trend Information.”

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW

The following is a review of our financial condition and results of operations as of 31 December 2011 and 2010, and for the three years ended 31 December 2011, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations. You should read the following discussion and analysis in conjunction with our audited consolidated financial statements and the accompanying notes included elsewhere in this Form 20-F.

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

We have prepared our audited consolidated financial statements as of 31 December 2011 and 2010, and for the three years ended 31 December 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). The financial information and related discussion and analysis contained in this item are presented in U.S. dollars except as otherwise specified. Unless otherwise specified the financial information analysis in this Form 20-F is based on our audited consolidated financial statements as of 31 December 2011 and 2010, and for the three years ended 31 December 2011.

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

Acquisitions, Divestitures and Other Structural Changes

We regularly engage in acquisitions, divestitures and investments. We also engage in start-up or termination of activities and may transfer activities between business zones. Such events have had and are expected to continue to have a significant effect on our results of operations and the comparability of period-to-period results. Significant acquisitions, divestitures, investments and transfers of activities between business zones in the years ended 31 December 2011, 2010 and 2009 are described below.

Events in the year ended 31 December 2011 that have scope effects on our results include:

•

On 28 February 2011, we closed a transaction with Dalian Daxue Group Co. Ltd and Kirin (China) Investment Co. Ltd to acquire a 100% equity interest in Liaoning Dalian Daxue Brewery Co. Ltd., which is among the top three breweries in Liaoning province. Daxue brews, markets and distributes major beer brands including “Daxue”, “Xiao Bang” and “Da Bang” which are popular beer brands in the south of Liaoning province, with a total sales volume of over 2 million hectoliters in 2010.

•

On 1 May 2011, we acquired Fulton Street Brewery LLC, also known as Goose Island, a Midwest craft brewer in the United States. Goose Island brews ales, such as 312 Urban Wheat Ale, Honkers Ale, India Pale Ale, Matilda, Pere Jacques, Sofie and a wide variety of seasonal draft only and barrel-aged releases, including Bourbon County Stout, the original bourbon barrel-aged beer.

•

On 31 May 2011, we closed an agreement with Henan Weixue Beer Group Co. Ltd (China) to acquire its brands (Weixue and JiGongshan), assets and business, including its Xinyang brewery, Zhengzhou brewery and Gushi Brewery.

•	On 30 December 2011, we acquired Premium Beers of Oklahoma distributor in Oklahoma City, United States, a major wholesaler in that territory.

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

•

On 2 December 2009, we completed the sale of our Central European operations to CVC Capital Partners for an enterprise value of USD 2.2 billion, of which USD 1.6 billion was cash, USD 448 million was received as an unsecured deferred payment obligation with a six-year maturity and USD 165 million represents the estimated value to minorities. On 15 July 2011, the note receivable plus accrued interest was sold for USD 0.5 billion in cash. We also received additional rights to a future payment up to USD 800 million contingent on CVC’s return on its initial investments. As a result of the sale, we recorded a capital gain of USD 1.1 billion. Under the terms of the agreement, our operations in Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Hungary, Kosovo, Montenegro, Romania, Serbia and Slovakia were sold. The business we sold to CVC Capital Partners in 2009 has rights to brew and/or distribute Stella Artois, Beck’s, Löwenbräu, Hoegaarden, Spaten and Leffe in the above countries under license from us. On 3 April 2012, CVC announced plans to sell the business to Molson Coors Brewing Company. None of the contingent future consideration from our sale to CVC to which we may be entitled has yet been paid. Any payments will depend on the return on CVC’s investment following closing of the announced Molson Coors deal and thereafter. As of 31 December 2011, we retain rights to brew and distribute Staropramen in Ukraine and Russia and to distribute Staropramen in Germany, Canada and Italy.

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

Economic Conditions and Pricing

General economic conditions in the geographic regions in which we sell our products, such as the level of disposable income, the level of inflation, the rate of economic growth, the rate of unemployment, exchange rates and currency devaluation or revaluation, influence consumer confidence and consumer purchasing power. These factors, in turn, influence the demand for our products in terms of total volumes sold and the price that can be charged. This is particularly true for developing countries in our Latin America North, Latin America South, Central & Eastern Europe and Asia Pacific business zones, which tend to have lower disposable income per capita and may be subject to greater economic volatility than our principal markets in North America and Western Europe. The level of inflation has been particularly significant in our Latin America North, Latin America South and Central & Eastern Europe business zones. For instance, Brazil has periodically experienced extremely high rates of inflation. In 1993, the annual rate of inflation, as measured by the National Consumer Price Index (Indice Nacional de Preços ao Consumidor), reached a hyper-inflationary peak of 2,489.1%. As measured by the same index, Brazilian inflation was 6.5% in 2011. Similarly, Russia and Argentina have, in the past, experienced periods of hyper-inflation. Due to the decontrol of prices in 1992, retail prices in Russia increased by 2,520% in that year, as measured by the Russian Federal State Statistics Service. Argentine inflation in 1983 was 4,923.6% according to the Instituto Nacional de Estadística y Censos. As measured by these institutes, in 2011, Russian inflation was 6.1% and Argentine inflation was 9.5%. Consequently, a central element of our strategy for achieving sustained profitable volume growth is our ability to anticipate changes in local economic conditions and their impact on consumer demand in order to achieve the optimal combination of pricing and sales volume.

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

The main raw materials used in our beer production are malted barley, corn grits, corn syrup, rice, hops and water, while those used in our non-beer production are flavored concentrate, fruit concentrate, sugar, sweetener and water. In addition to these inputs into our products, delivery of our products to consumers requires extensive use of packaging materials, such as glass, PET and aluminum bottles, aluminum or steel cans and kegs, labels, plastic crates, metal and plastic closures, folding cartons, cardboard products and plastic films.

The price and supply of the raw and packaging materials that we use in our operations are determined by, among other factors, the level of crop production (both in the countries in which we are active and elsewhere in the world), weather conditions, supplier’s capacity utilization and governmental regulations and legislation affecting agriculture and trade. Many of the commodities used in our operations experienced price recovery in 2011 and some had peak levels similar to or above those seen in 2008. We expect that commodities will continue to experience price volatility. We are exposed to increases in fuel and other energy prices through our direct and indirect distribution networks and production operations. Increases in the prices of our products could affect demand among consumers, and thus, our sales volumes and revenue.

As further discussed under “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments,” we use both fixed-price purchasing contracts and commodity derivatives to minimize our exposure to commodity price volatility when practicable. Fixed-price contracts generally have a term of one to two years although a small number of contracts have a term up to five years. See “Item 4. Information on the Company—B. Business Overview—6. Brewing Process; Raw Materials and Packaging; Production Facilities; Logistics—Raw Materials and Packaging” for further details regarding our arrangements for sourcing of raw and packaging materials.

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

Excise Taxes

Taxation on our beer and non-beer products in the countries in which we operate is comprised of different taxes specific to each jurisdiction, such as excise and other indirect taxes. In many jurisdictions, such excise and other indirect taxes make up a large proportion of the cost of beer charged to customers. Increases in excise and other indirect taxes applicable to our products either on an absolute basis or relative to the levels applicable to other beverages tend to adversely affect our revenue or margins, both by reducing overall consumption and by encouraging consumers to switch to lower-taxed categories of beverages. These increases also adversely affect the affordability of our products and our ability to raise prices. For example, see the discussion of taxes in the United States, Brazil, Russia and Ukraine in “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—The beer and beverage industry may be subject to adverse changes in taxation.”

Governmental Regulations

Governmental restrictions on beer consumption in the markets in which we operate vary from one country to another, and in some instances, within countries. The most relevant restrictions are:

•	Legal drinking ages;

•

Global and national alcohol policy reviews and the implementation of policies aimed at preventing the harmful effects of alcohol misuse (including, among others, relating to underage drinking, drinking and driving and binge drinking);

•

Restrictions on sales of alcohol generally or beer specifically, including restrictions on distribution networks, restrictions on certain retail venues, requirements that retail stores hold special licenses for the sale of alcohol, restrictions on times or days of sale and minimum alcohol pricing requirements;

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

•

Any change in the exchange rates between our operating companies’ functional currencies and our reporting currency affects our consolidated income statement and consolidated statement of financial position when the results of those operating companies are translated into the reporting currency for reporting purposes. Assets and liabilities of foreign operations are translated to the reporting currency at foreign exchange rates prevailing at the balance sheet date. Income statements of foreign operations are translated to the reporting currency at exchange rates for the year approximating the foreign exchange rates prevailing at the dates of transactions. The components of shareholders’ equity are translated at historical rates. Exchange differences arising from the translation of shareholders’ equity into the reporting currency at year-end are taken to other comprehensive income (that is, in a translation reserve). Decreases in the value of our operating companies’ functional currencies against the reporting currency tend to reduce their contribution to, among other things, our consolidated revenue and profit.

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

Based on 2011 information, for example, we realized 54% of our total 2011 volumes in Western Europe in the second and third quarters, compared to 46% in the first and fourth quarters of the year, whereas in Latin America South, we realized 41% of our sales volume in second and third quarters, compared to 59% in the first and fourth quarters.

Although such sales volume figures are the result of a range of factors in addition to weather and seasonality, they are nevertheless broadly illustrative of the historical trend described above.

B.	SIGNIFICANT ACCOUNTING POLICIES

The U.S. Securities and Exchange Commission (the “SEC”) has defined a critical accounting policy as a policy for which there is a choice among alternatives available, and for which choosing a legitimate alternative would yield materially different results. We believe that the following are our critical accounting policies. We consider an accounting policy to be critical if it is important to our financial condition and results of operations and requires significant or complex judgments and estimates on the part of our management. For a summary of all of our significant accounting policies, see note 3 to our audited consolidated financial statements as of 31 December 2011 and 2010, and for the three years ended 31 December 2011 included in this Form 20-F.

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

In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to our customers. The aggregate deductions from revenue recorded by us in relation to these taxes was approximately USD 10.1 billion, USD 9.2 billion and USD 8.4 billion for the years ended 31 December 2011, 2010 and 2009, respectively.

Accounting for Business Combinations and Impairment of Goodwill and Intangible Assets

We have made acquisitions that included a significant amount of goodwill and other intangible assets, including the acquisition of Anheuser-Busch. Our acquisition of Anheuser-Busch was accounted for using the purchase method of accounting under IFRS and, in 2009, we completed the purchase price allocation in compliance with IFRS 3.

As of 31 December 2011, our total goodwill amounted to USD 51.3 billion and our intangible assets with indefinite life amounted to USD 22.5 billion.

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

•

Cash flows after the first ten-year period are extrapolated generally using expected annual long-term consumer price indices, based on external sources, in order to calculate the terminal value, considering sensitivities on this metric. For the United States and Brazil, the two main cash generating units, the terminal growth rate applied a range between 0.0% and 2.0% for the United States and 0.5% and 4.5% for Brazil;

•

Projections are made in the functional currency of the business unit and discounted at the unit’s weighted average cost of capital (“WACC”), considering sensitivities on this metric. The WACC ranged primarily between 6.0% and 13.1% in U.S. dollar nominal terms for goodwill impairment testing conducted for 2011. For the two main cash generating units, the WACC applied in U.S. dollar nominal terms ranged between 6.0% and 8.0% for the United States and 7.0% and 11.0% for Brazil; and

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

For additional information on goodwill, intangible assets, tangible assets and impairments, see notes 13, 14, and 15 to our audited consolidated financial statements as of 31 December 2011 and 2010, and for the three years ended 31 December 2011.

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

The net defined benefit plan liability recognized in the statement of financial position is measured as the current value of the estimated future cash outflows using a discount rate equivalent to high quality corporate bond yields with maturity terms similar to those of the obligation, less any past service cost not yet recognized and the fair value of any plan assets. Past service costs result from the introduction of a new plan or changes to an existing plan. They are recognized in the income statement over the period the benefit vests. Where the calculated amount of a defined benefit plan liability is negative (an asset), we recognize such asset to the extent of any unrecognized past service costs plus any economic benefits available to us either from refunds or reductions in future contributions.

Assumptions used to value defined benefit liabilities are based on actual historical experience, plan demographics, external data regarding compensation and economic trends. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension obligation and our future expense. Actuarial gains and losses consist of the effects of differences between the previous actuarial assumptions and what has actually occurred and the effects of changes in actuarial assumptions. Actuarial gains and losses are fully recognized in equity. For further information on how changes in these assumptions could change the amounts recognized see the sensitivity analysis within note 24 to our audited consolidated financial statements as of 31 December 2011 and 2010, and for the three years ended 31 December 2011.

A significant portion of our plan assets is invested in equity and debt securities. The equity and debt markets have experienced volatility, which has affected the value of our pension plan assets. This volatility may make it difficult to estimate the long-term rate of return on plan assets. Actual asset returns that differ from our assumptions are fully recognized in equity.

Other post-employment obligations

We and our subsidiaries provide health care benefits and other benefits to certain retirees. The expected costs of these benefits are recognized over the period of employment, using an accounting methodology similar to that used for defined benefit plans.

Share-Based Compensation

We have various types of equity settled share-based compensation schemes for employees. Employee services received, and the corresponding increase in equity, are measured by reference to the fair value of the equity instruments as at the date of grant. Fair value of stock options is estimated by using the binomial Hull model on the date of grant based on certain assumptions. Those assumptions are described in note 25 to our audited consolidated financial statements as of 31 December 2011 and 2010, and for the three years ended 31 December 2011 included in this Form 20-F and include, among others, the dividend yield, expected volatility and expected life of the stock options. The binomial Hull model assumes that all employees would immediately exercise their options if our share price were 2.5 times above the option exercise price. As a consequence, no single expected option life applies, whereas the assumption of the expected volatility has been set by reference to the implied volatility of our shares in the open market and in light of historical patterns of volatility. In the determination of the expected volatility, we excluded the volatility measured during the period 15 July 2008 to 30 April 2009 given the extreme market conditions experienced during that period.

Contingencies

The preparation of our financial statements requires management to make estimates and assumptions regarding contingencies which affect the valuation of assets and liabilities at the date of the financial statements and the revenue and expenses during the reported period.

We disclose material contingent liabilities unless the possibility of any loss arising is considered remote, and material contingent assets where the inflow of economic benefits is probable. We discuss our material contingencies in note 31 to our audited consolidated financial statements as of 31 December 2011 and 2010, and for the three years ended 31 December 2011.

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

As discussed in “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings,” and in note 31 to our audited consolidated financial statements as of 31 December 2011 and 2010, and for the three years ended 31 December 2011, legal proceedings covering a wide range of matters are pending or threatened in various jurisdictions against us. We record provisions for pending litigation when we determine that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertain nature of litigation, the ultimate outcome or actual cost of settlement may materially vary from estimates.

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

We are subject to income tax in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income tax. There are some transactions and calculations for which the ultimate tax determination is uncertain. Some of our subsidiaries are involved in tax audits and local enquiries usually in relation to prior years. Investigations and negotiations with local tax authorities are ongoing in various jurisdictions at the balance sheet date and, by their nature, these can take considerable time to conclude. In assessing the amount of any income tax provisions to be recognized in the financial statements, estimation is made of the expected successful settlement of these matters. Estimates of interest and penalties on tax liabilities are also recorded. Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period such determination is made.

Accounting for Derivatives

Our risk management strategy includes the use of derivatives. The main derivative instruments we use are foreign currency rate agreements, exchange traded foreign currency futures, interest rate swaps, cross currency interest rate swaps, exchange traded interest rate futures, commodity swaps, exchange traded commodity futures and equity swaps. Our policy prohibits the use of derivatives in the context of speculative trading.

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

The estimated fair value amounts have been determined by us using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value. The fair values of financial instruments that are not traded in an active market (for example, unlisted equities, currency options, embedded derivatives and over-the-counter derivatives) are determined using valuation techniques. We use judgment to select an appropriate valuation methodology and underlying assumptions based principally on existing market conditions. Changes in these assumptions may cause us to recognize impairments or losses in future periods.

Although our intention is to maintain these instruments through maturity, they may be realized at our discretion. Should these instruments be settled only on their respective maturity dates, any effect between the market value and estimated yield curve of the instruments would be eliminated.

C.	BUSINESS ZONES

Both from an accounting and managerial perspective, we are organized along seven zones: North America, Latin America North (which includes Brazil, the Dominican Republic, Guatemala, Ecuador, and Peru), Latin America South (which includes Bolivia, Paraguay, Uruguay, Argentina and Chile), Western Europe (which also includes Cuba), Central & Eastern Europe, Asia Pacific and Global Export & Holding Companies. Since the acquisition of Anheuser-Busch in November 2008, the Anheuser-Busch businesses have been reported according to their geographic presence in the following zones: the U.S. beer business and Grupo Modelo are reported in zone North America; the U.K. business is reported in zone Western Europe; the Harbin and Budweiser China business and the Tsingtao business, until its disposal in 2009, are reported in zone Asia Pacific; and the Export and Packaging businesses and the Entertainment business (until its disposal in 2009) are reported in Global Export & Holding Companies.

The financial performance of each business zone, including the business zone’s sales volume and revenue, is measured based on our product sales within the countries that comprise that business zone rather than based on products manufactured within that business zone but sold elsewhere. The Global Export & Holding Companies business zone includes our headquarters and the countries in which our products are sold only on an export basis and in which we do not otherwise have any operations or production activities, as well as, as of 2010, certain intra-group transactions, which were previously recorded in the zones.

In 2011, North America accounted for 31.3% of our consolidated volumes, Latin America North for 30.1%, Asia Pacific for 14.0%, Latin America South for 8.7%, Western Europe for 7.7%, Central & Eastern Europe for 6.4% and Global Export & Holding Companies for 1.8%. A substantial portion of our operations is carried out through our two largest subsidiaries, Anheuser-Busch (wholly-owned) and Ambev (61.9% owned as of 31 December 2011) and their respective subsidiaries.

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

As of 31 December 2011, we held a 35.31% direct interest in Grupo Modelo, Mexico’s largest brewer and producer of the Corona brand, and a 23.25% direct interest in Grupo Modelo’s operating subsidiary Diblo, S.A. de C.V. (“Modelo”). Our direct investments in Grupo Modelo and Diblo, S.A. de C.V. give us an approximate (direct and indirect) 50.35% equity interest in Modelo. We hold nine of 19 positions on Grupo Modelo’s board of directors (with a controlling shareholders trust holding the other ten positions) and also have membership on the Executive Committee. However, we do not have voting or other effective control of either Diblo or Grupo Modelo and consequently account for our investments using the equity method.

See note 16 to our audited consolidated financial statements as of 31 December 2011 and 2010, and for the three years ended 31 December 2011 for further details on our equity investments.

E.	RESULTS OF OPERATIONS

Year Ended 31 December 2011 Compared to Year Ended 31 December 2010

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

The table below summarizes the volume evolution by zone.

	Year ended 31 December 2011	Year ended 31 December 2010	Change
	(thousand hectoliters)		(%)(1)
North America	124,899	129,476	(3.5)
Latin America North	120,340	120,056	0.2
Latin America South	34,565	33,854	2.1
Western Europe	30,887	31,833	(3.0)
Central & Eastern Europe	25,690	26,750	(4.0)
Asia Pacific	55,980	50,268	11.4
Global Export & Holding Companies	7,004	6,681	4.8

Total	399,365	398,918	0.1

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated volumes for the year ended 31 December 2011 increased 0.4 million hectoliters, or 0.1%, to 399.4 million hectoliters compared to our consolidated volumes for the year ended 31 December 2010.

The results for the year ended 31 December 2011 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2010 and 2011. The 2010 acquisitions and disposals include the acquisition of certain distribution rights in the United States and the transaction entered into between Ambev and Cerveceria Regional S.A in Venezuela. The 2011 acquisitions include the acquisitions in China of Liaoning Dalian Daxue Brewery Co. Ltd (“Daxue”) and Henan Weixue Beer Group Co. Ltd (“Weixue”), and the acquisitions in the United States of Fulton Street Brewery LLC (“Goose Island”) and certain distribution rights. Furthermore, our volumes were impacted by the progressive termination of the transitional supply agreement to brew and supply Labatt branded beer to KPS Capital Partners, L.P. following the disposal of InBev USA in 2009 and the termination of certain Staropramen brewing and distribution rights in 2011. These transactions impacted positively our volumes by 1.3 million hectoliters (net) for the year ended 31 December 2011 compared to the year ended 31 December 2010. For further details of these acquisitions and dispositions, see “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes.”

Excluding volume changes attributable to the acquisitions and disposals described above, our own beer volumes remained basically flat in the year ended 31 December 2011 compared to our volumes for the year ended 31 December 2010, with a difficult comparison with the 2010 volumes which saw strong growth in certain zones driven by the FIFA World CupTM. Our focus brands, which globally represented approximately 70% of our total beer volume in 2011, grew 0.8% in year ended 31 December 2011 as compared to 2010 led by Quilmes in Argentina, Antarctica in Brazil, and Budweiser and Harbin in China and Bud in Russia. On the same basis, in the period ended 30 December 2011, our non-beer volumes increased by 1.5% compared to the same period in 2010. Third party volumes decreased by 29.5% year on year due to the termination of legacy third-party commercial products contracts in Western Europe.

North America

In the year ended 31 December 2011, our volumes in North America declined by 4.6 million hectoliters or 3.5% compared to the year ended 31 December 2010. Excluding the acquisitions and disposals described above, our total volume would have decreased by 3.1%. Shipment volumes in the United States declined 3.2% with domestic United States beer sales-to-retailers adjusted for the number of selling days decreasing 3.0% for the year ended 31 December 2011 compared to 31 December 2010.

In the United States, industry volumes were impacted by weak consumer confidence, as well as poor weather and high gas prices during the second quarter of 2011. We estimate both that the industry volumes as a whole, and our market share, declined in the year ended 31 December 2011 in comparison to 2010. We estimate that we gained share with Michelob Ultra and our high end portfolio (led by Stella Artois and Shock Top) and that we maintained share with Bud Light, but as anticipated, we continued to experience market share loss in the sub-premium segment following the implementation of our strategy to close the price gap between our sub-premium and premium brands in the last quarter of 2010. We estimate that Budweiser lost market share during 2011, but that the rate of decline continued to decelerate.

In Canada, our beer volumes fell 1.3% during the year ended 31 December 2011, partly attributable to the benefit of the Winter Olympics in the first quarter of 2010, as well as industry weakness at the beginning of 2011. During the second half of 2011, the industry showed some recovery, but remained soft. We believe that Budweiser continued to consolidate its position as the country’s number one brand, gaining market share in 2011.

Latin America North

In the year ended 31 December 2011, our volumes in Latin America North remained flat compared to the same period in 2010. Excluding the transaction related to Venezuela described above, our total volumes would have increased by 0.7%, with beer volume increasing 0.5% and soft drink increasing 1.1% on the same basis. In Brazil, we estimate that industry beer volumes grew by 1.8% with our beer volume remaining basically flat for the year ended 31 December 2011, compared to the same period in 2010, following our decision to focus more on revenue management and profitability, rather than volume. Additionally, volumes in 2011 reflect difficult comparables with the strong beer growth experienced during the year ended 31 December 2010 compared to the same period in 2009, when our beer and soft drink volumes in Brazil grew by 10.7% and 7.9% respectively helped by the FIFA World CupTM, successful innovation launches and market share gains. Low growth in real disposable income in the zone also impacted our volumes in 2011.

We estimate that our market share for the year 2011 was the second highest level in the last ten years.

Latin America South

Latin America South volumes for the year ended 31 December 2011 increased by 0.7 million hectoliters, or 2.1%, with beer and non-beer volumes increasing 3.0% and 0.6%, respectively, compared to the same period in 2010. Beer volumes in Argentina grew 4.7% in the year ended 31 December 2011 compared to the same period in 2010 as a result of industry growth and market share gains. Stella Artois continued to deliver a strong performance in the premium segment. We saw growth in the Quilmes brand in 2011, supported by product innovations, including the launch of the aluminum bottle in the night-life channel.

Western Europe

Own beer volume for the year ended 31 December 2011 increased 0.4%. Our volumes, including subcontracted volumes and excluding the acquisitions and disposals described above, for the year ended 31 December 2011 decreased by 2.8%, compared to the year ended 31 December 2010, following the termination of third-party legacy commercial products contracts in the United Kingdom in March 2011. We estimate that third party products volumes in the United Kingdom represented approximately 6% of our total Western Europe volumes for the year ended 31 December 2011, down from nearly 10% in 2010.

In Belgium, own beer volume grew 1.6% in year ended 31 December 2011 mainly driven by positive industry dynamics, with market share marginally ahead of last year. The increase was partially offset by an exceptionally cold and rainy summer period. In Germany, own beer volumes increased 5.2% in the year ended 31 December 2011 driven by the relisting of our products by a major retail customer and a strong performance from our focus brands. We estimate that our market share in Germany reached its second highest level in history. In the United Kingdom, own beer volumes declined 6.0% in the year ended 31 December 2011, impacted by poor summer weather and with a difficult comparison with the growth experienced in the first half of 2010, which was driven by the FIFA World CupTM and the re-launch of Budweiser.

Central & Eastern Europe

Our volumes for the year ended 31 December 2011 decreased 4.0% compared to the year ended 31 December 2010. In Russia, beer volumes fell 5.6% for the year ended 31 December 2011 as market conditions continued to be challenging and with difficult volume comparisons due to an exceptionally hot summer in 2010. We estimate we gained market share in value terms as a consequence of our premiumization strategy, driven by a strong performance of our super premium brands Bud, Hoegaarden and Stella Artois.

In Ukraine, beer volumes decreased 1.4% for the year ended 31 December 2011 driven by lower industry volumes, which were partially offset by market share gains following several product and packaging innovations supporting our main brand Chernigivske, including Chernigivske Gold Premium and Chezz.

Asia Pacific

For the year ended 31 December 2011, our volumes grew 5.7 million hectoliters, or 11.4%, compared to the same period in 2010. Excluding the acquisitions described above, our total volume would have increased by 6.6%. Beer volumes in China grew 6.4% for the year ended 31 December 2011 compared to the same period in 2010. Our three “focus brands” in China, Budweiser, Harbin and Sedrin, which represent almost 70% of our volume in China, grew by double digits with all three brands contributing to growth, benefiting from further geographic expansion and product innovations.

Global Export & Holding Companies

For the year ended 31 December 2011, Global Export & Holding Companies volume increased 0.3 million hectoliters, or 4.8%, compared to the same period in 2010. Excluding the transfer of activities from North America, volumes for the year ended 31 December 2011 would have increased by 3.4%.

Revenue

Revenue refers to turnover less excise taxes and discounts. See “—A. Key Factors Affecting Results of Operations—Excise Taxes.”

The following table reflects changes in revenue across our business zones for the year ended 31 December 2011 as compared to our revenue for the year ended 31 December 2010.

	Year ended 31 December 2011	Year ended 31 December 2010	Change
	(USD million)		(%) (1)
North America	15,304	15,296	0.1
Latin America North	11,524	10,018	15.0
Latin America South	2,704	2,182	23.9
Western Europe	3,945	3,937	0.2
Central & Eastern Europe	1,755	1,619	8.4
Asia Pacific	2,317	1,767	31.1
Global Export & Holding Companies	1,496	1,479	1.1

Total	39,046	36,297	7.6

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated revenue was USD 39,046 million for the year ended 31 December 2011. This represented an increase of USD 2,749 million, or 7.6%, as compared to our consolidated revenue for the year ended 31 December 2010. The results for the year ended 31 December 2011 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2010 and 2011 and currency translation effects.

•

The 2010 acquisitions and disposals include the acquisition of certain distribution rights in the United States, the transaction entered into between Ambev and Cerveceria Regional S.A in Venezuela and the disposal of certain non-core assets in the United States (collectively the “2010 acquisitions and disposals”). The 2011 acquisitions include the acquisitions in China of Daxue and Weixue, and the acquisitions in the United States of Goose Island and certain distribution rights. Furthermore, the 2011 volumes were impacted by the progressive termination of the transitional supply agreement to brew and supply Labatt branded beer to KPS following the disposal of InBev USA in 2009 (collectively the “2011 acquisitions and disposals” and together with the 2010 acquisitions and disposals, the “2010 and 2011 acquisitions and disposals”). These acquisitions and disposals negatively impacted our consolidated revenue by USD 137 million (net) for the year ended 31 December 2011 compared to the year ended 31 December 2010. For further details of these acquisitions and dispositions, see “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes.”

•

Our consolidated revenue for the year ended 31 December 2011 also reflects a favorable currency translation impact of USD 1,137 million mainly arising from currency translation effects in Latin America North, Western Europe, North America (Canada) and Asia Pacific.

Excluding the effects of the business acquisitions and disposals described above, currency translation effects and the conversion in 2011 of certain sales expenses into discount programs in Asia Pacific, our revenue would have increased 4.6% for the year ended 31 December 2011 compared to the year ended 31 December 2010. On the same basis, revenue per hectoliter improved 5.0%. The increase was driven by the consistent execution of our brand-building strategies across our markets, the implementation of revenue management best practices, as well as selective price increases in the latter part of the year in anticipation of higher commodity costs in 2012. Our consolidated revenue for the year ended 31 December 2011 was partly impacted by the developments in volume discussed above.

The main business zones contributing to growth in our consolidated revenues were Latin America North, driven by price adjustments implemented in Brazil and higher direct distribution volumes, partially offset by the impact of the federal tax increase on beer and soft drinks which took effect in April 2011; Latin America South as a result of industry growth in Argentina; Asia Pacific supported by improved brand mix, package mix and selective price increases; and estimated growth in market share by value terms in Central and Eastern Europe during 2011 driven by the performance of our super premium brands Bud, Hoegaarden and Stella Artois.

Cost of Sales

The following table reflects changes in cost of sales across our business zones for the year ended 31 December 2011 as compared to the year ended 31 December 2010:

	Year ended 31 December 2011	Year ended 30 December 2010	Change
	(USD million)		(%)(1)
North America	(6,726)	(6,946)	3.2
Latin America North	(3,738)	(3,410)	(9.6)
Latin America South	(1,040)	(842)	(23.5)
Western Europe	(1,652)	(1,883)	12.3
Central & Eastern Europe	(984)	(857)	(14.8)
Asia Pacific	(1,319)	(1,008)	(30.9)
Global Export & Holding Companies	(1,174)	(1,206)	2.7

Total	(16,634)	(16,151)	(3.0)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated cost of sales was USD 16,634 million for the year ended 31 December 2011. This represented an increase of USD 483 million, or 3.0%, compared to our consolidated cost of sales for the year ended 31 December 2010. The results for the year ended 31 December 2011 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2010 and 2011 and currency translation effects.

•

The 2010 and 2011 acquisitions and disposals described above positively impacted our consolidated cost of sales by USD 139 million (net) for the year ended 31 December 2011 compared to the year ended 31 December 2010. For further details of these acquisitions and dispositions, see “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes.”

•

Our consolidated cost of sales for the year ended 31 December 2011 also reflects a negative currency translation impact of USD 389 million mainly arising from currency translation effects in Latin America North, Western Europe, North America (Canada) and Asia Pacific.

Excluding the effects of the business acquisitions and disposals described above, currency translation effects, and the effect of the review of the useful lives of certain of our fixed assets performed in 2010 on depreciation expenses, our cost of sales would have increased by 1.6%. Our consolidated cost of sales for the ended 31 December 2011 was partly impacted by the developments in volume discussed above. On the same basis, cost of sales increased 1.7% on a per hectoliter basis as compared to the year ended 31 December 2011, primarily driven by higher input and production costs in Central and Eastern Europe, Latin America South and Asia Pacific. This increase was partially offset by favorable currency hedges and lower aluminum can costs in Latin America North, procurement savings and the implementation of best practice programs in North America, and the benefits of terminating legacy third-party commercial product contracts in Western Europe.

Operating Expenses

The discussion below relates to our operating expenses, which equal the sum of our distribution expenses, sales and marketing expenses, administrative expenses and other operating income and expenses (net), for the year ended 31 December 2011 as compared to the year ended 31 December 2010. Our operating expenses do not include exceptional charges, which are reported separately.

Our operating expenses for the year ended 31 December 2011 were USD 9,805 million, representing an increase of USD 824 million, or 9.2% compared to our operating expenses for the same period 2010.

Distribution expenses

The following table reflects changes in distribution expenses across our business zones for the year ended 31 December 2011 as compared to the year ended 31 December 2010:

	Year ended 31 December 2011	Year ended 31 December 2010	Change
	(USD million)		(%)(1)
North America	(807)	(774)	(4.3)
Latin America North	(1,332)	(1,128)	(18.1)
Latin America South	(227)	(180)	(26.1)
Western Europe	(409)	(393)	(4.1)
Central & Eastern Europe	(224)	(191)	(17.3)
Asia Pacific	(193)	(140)	(37.9)
Global Export & Holding Companies	(120)	(106)	(13.2)

Total	(3,313)	(2,913)	(13.7)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated distribution expenses were USD 3,313 million for the year ended 31 December 2011. This represented an increase of USD 400 million, or 13.7%, as compared to the year ended 31 December 2010. The results for the year ended 31 December 2011 reflect a negative currency translation impact of USD 133 million.

Excluding the effects of the currency translation effects described above, the increase in distribution expenses would have been 9.2%, resulting primarily from Latin America North, as a result of higher transportation costs in Brazil due to the temporary transfer of products between geographies in advance of new capacity coming on stream and a higher mix of direct distribution; Latin America South, due to labor cost increases above inflation; Central & Eastern Europe, led by higher transport tariffs in Russia and Ukraine at the beginning of the year; and Asia Pacific, as a result of higher volumes and fuel costs.

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

The following table reflects changes in sales and marketing expenses across our business zones for the year ended 31 December 2011 as compared to the year ended 31 December 2010:

	Year ended 31 December 2011	Year ended 31 December 2010	Change
	(USD million)		(%)(1)
North America	(1,640)	(1,565)	(4.8)
Latin America North	(1,263)	(1,238)	(2.0)
Latin America South	(272)	(228)	(19.3)
Western Europe	(760)	(716)	(6.1)
Central & Eastern Europe	(420)	(353)	(19.0)
Asia Pacific	(588)	(439)	(33.9)
Global Export & Holding Companies	(200)	(174)	(14.9)

Total	(5,143)	(4,712)	(9.1)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated sales and marketing expenses were USD 5,143 million for the year ended 31 December 2011. This represented an increase of USD 431 million, or 9.1%, as compared to our sales and marketing expenses for the year ended 31 December 2010. The results for the year ended 31 December 2011 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2010 and 2011 and currency translation effects.

•

The 2010 and 2011 acquisitions and disposals described above positively impacted our consolidated sales and marketing expenses by USD 11 million (net) for the year ended 31 December 2011 compared to the year ended 31 December 2010. For further details of these acquisitions and dispositions, see “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes.”

•	Our consolidated sales and marketing expenses for the year ended 31 December 2011 also reflect a negative currency translation impact of USD 167 million.

Excluding the effects of the business acquisitions and disposals described above, currency translation and the conversion in 2011 of certain sales expenses into discount programs in Asia Pacific, our overall sales and marketing expenses for the year ended 31 December 2011 would have increased 4.1%, as greater brand investments across our business more than offset savings in non-working money, specifically in North America.

Administrative expenses

The following table reflects changes in administrative expenses across our business zones for the year ended 31 December 2011 as compared to the year ended 31 December 2010:

	Year ended 31 December 2011	Year ended 31 December 2010	Change
	(USD million)		(%)(1)
North America	(475)	(526)	9.7
Latin America North	(535)	(518)	(3.3)
Latin America South	(85)	(75)	(13.3)
Western Europe	(305)	(291)	(4.8)
Central & Eastern Europe	(108)	(109)	0.9
Asia Pacific	(221)	(148)	(49.3)
Global Export & Holding Companies	(314)	(292)	(7.5)

Total	(2,043)	(1,960)	(4.3)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated administrative expenses were USD 2,043 million for the year ended 31 December 2011. This represented an increase of USD 83 million, or 4.3%, as compared to our consolidated administrative expenses for the year ended 31 December 2010. The results for the year ended 31 December 2011 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2010 and 2011 and currency translation effects.

•

The 2010 and 2011 acquisitions and disposals described above negatively impacted our consolidated administrative expenses by USD 1 million (net) for the year ended 31 December 2011 compared to the year ended 31 December 2010. For further details of these acquisitions and dispositions, see “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes.”

•	Our consolidated administrative expenses for the year ended 31 December 2011 also reflect a negative currency translation impact of USD 78 million.

Excluding the effects of the business acquisitions and disposals and the currency translation effects described above, administrative expenses would have increased by 0.2%, as continued fixed cost savings in the United States were offset by expansion costs in Brazil and China and salary increases.

Other operating income/(expense)

The following table reflects changes in other operating income and expenses across our business zones for the year ended 31 December 2011 as compared to the year ended 31 December 2010:

	Year ended 31 December 2011	Year ended 31 December 2010	Change
	(USD million)		(%)(1)
North America	54	61	(11.5)
Latin America North	462	359	28.7
Latin America South	1	(8)	(112.5)
Western Europe	37	83	(55.4)
Central & Eastern Europe	2	7	(71.4)
Asia Pacific	90	47	91.5
Global Export & Holding Companies	48	54	(11.1)

Total	694	604	14.9

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

The net positive effect of our other operating income and expenses for the year ended 31 December 2011 was USD 694 million. This represented an increase of USD 90 million, or 14.9%, compared to the year ended 31 December 2010. The results for the year ended 31 December 2011 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2010 and 2011 and currency translation effects.

•

The 2010 and 2011 acquisitions and disposals described above negatively impacted our consolidated other operating income and expenses by USD 7 million (net) for the year ended 31 December 2011 compared to the year ended 31 December 2010. For further details of these acquisitions and dispositions, see “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes.”

•	Our consolidated other operating income and expenses for the year ended 31 December 2011 also reflect a positive currency translation impact of USD 35 million.

Excluding the effects of these business acquisitions and disposals and the currency translation effects described above, and the effect of the net present value adjustment of long-term fiscal incentives performed in 2010 in Latin America North, other operating income and expenses would have increased 25.5% for the year ended 31 December 2011 as compared to the same period in 2010 due mainly to tax incentives related to our operations in Brazil and China.

Exceptional Items

Exceptional items are items which, in our management’s judgment, need to be disclosed separately by virtue of their size and incidence in order to obtain a proper understanding of our financial information. We consider these items to be of significance in nature, and accordingly, our management has excluded these items from their segment measures of performance.

For the year ended 31 December 2011, exceptional items consisted of restructuring charges, business and asset disposals, and acquisition costs of business combinations. Exceptional items were as follows for the year ended 31 December 2011 and 2010:

	Year ended 31 December 2011	Year ended 31 December 2010
	(USD million)
Restructuring (including impairment losses)	(351)	(252)
Business and asset disposal (including impairment losses)	78	(16)
Acquisitions costs business combinations	(5)	—

Total	(278)	(268)

Restructuring

Exceptional restructuring charges (including impairment losses) amounted to a net cost of USD 351 million for the year ended 31 December 2011 as compared to a net cost of USD 252 million for the year ended 31 December 2010. The 2011 charges are primarily related to organizational alignments and outsourcing activities in Western Europe, North America, China and Latin America South in order to eliminate overlapping or duplicative processes and activities across functions and zones and which are intended to provide us with a lower cost base, a stronger focus on our core activities, quicker decision-making and improvements to efficiency, service and quality, as well as the closure of the a malt plant in the United States.

Business and asset disposal

Business and asset disposals (including impairment losses) amounted to a net benefit of USD 78 million for the year ended 31 December 2011 compared to a net cost of USD 16 million for the same period in 2010. USD 45 million represents mainly the net effect of the collection in July 2011 of the deferred consideration related to the disposal of the Central European operations in 2009, USD 21 million was realized on the sale of non-core assets in

Brazil and USD 11 million relates to a reversal of exceptional impairment loss on current assets. See “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes.”

Acquisition costs business combinations

Acquisition costs of USD 5 million for the year ended 31 December 2011 were incurred in connection with the acquisition of Daxue on 28 February 2011, the acquisition of Weixue on 31 May 2011, the acquisition of Goose Island on 1 May 2011 and the acquisition of Premium Beers of Oklahoma distributorship on 30 December 2011.

Profit from Operations

The following table reflects changes in profit from operations across our business zones for the year ended 31 December 2011 as compared to the year ended 31 December 2010:

	Year ended 31 December 2011	Year ended 31 December 2010	Change
	(USD million)		(%)(1)
North America	5,521	5,309	4.0
Latin America North	5,139	4,049	26.9
Latin America South	1,076	841	27.9
Western Europe	733	683	7.3
Central & Eastern Europe	21	118	(82.2)
Asia Pacific	77	88	(12.5)
Global Export & Holding Companies	(238)	(191)	24.6

Total	12,329	10,897	13.1

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our profit from operations increased to USD 12,329 million for the year ended 31 December 2011. This represented an increase of USD 1,432 million, or 13.1%, as compared to our profit from operations for the year ended 31 December 2010.

•

The 2010 and 2011 acquisitions and disposals described above positively impacted our consolidated profit from operations by USD 21 million (net) for the year ended 31 December 2011 compared to the year ended 31 December 2010. For further details of these acquisitions and dispositions, see “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes.”

•	Our consolidated profit from operations for the year ended 31 December 2011 also reflects a positive currency translation impact of USD 425 million.

•

Our profit from operations for the year ended 31 December 2011 was impacted negatively by USD 278 million of certain exceptional items, as compared to a negative impact of USD 268 million for the year ended 31 December 2010. See “—Exceptional Items” above for a description of the exceptional items during the year ended 31 December 2011 and 2010.

See note 5 to our consolidated financial statements as of 31 December 2011 and 2010, and for the three years ended 31 December 2011 for additional information on our 2011 profit from operations.

EBITDA, as defined

The following table reflects changes in our EBITDA, as defined, for the year ended 31 December 2011 as compared to the year ended 31 December 2010:

	Year ended 31 December 2011	Year ended 31 December 2010	Change
	(USD million)		(%)(1)
Profit	7,959	5,762	38.1
Net finance cost	3,137	3,736	16.0
Income tax expense	1,856	1,920	3.3
Share of result of associates	(623)	(521)	19.6

Profit from operations	12,329	10,897	13.1
Depreciation, amortization and impairment	2,783	2,788	0.2

EBITDA, as defined(2)	15,112	13,685	10.4

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

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

EBITDA, as defined, does, however, have limitations as an analytical tool. It is not a recognized term under IFRS and does not purport to be an alternative to profit as a measure of operating performance, or to cash flows from operating activities as a measure of liquidity. As a result, you should not consider EBITDA, as defined, in isolation from, or as a substitute analysis for, our results of operations. Some limitations of EBITDA, as defined, are:

•	EBITDA, as defined, does not reflect the impact of financing costs on our operating performance. Such costs are significant in light of our increased debt;

•	EBITDA, as defined, does not reflect depreciation and amortization, but the assets being depreciated and amortized will often have to be replaced in the future;

•	EBITDA, as defined, does not reflect the impact of charges for existing capital assets or their replacements;

•	EBITDA, as defined, does not reflect our tax expense; and

•	EBITDA, as defined, may not be comparable to other similarly titled measures of other companies because not all companies use identical calculations.

Additionally, EBITDA, as defined, is not intended to be a measure of free cash flow for management’s discretionary use, as it is not adjusted for all non-cash income or expense items that are reflected in our consolidated statement of cash flows.

We compensate for these limitations, in addition to using EBITDA, as defined, by relying on our results calculated in accordance with IFRS.

Our EBITDA, as defined, increased to USD 15,112 million for the year ended 31 December 2011. This represented an increase of USD 1,427 million, or 10.4%, as compared to our EBITDA, as defined, for the year ended 31 December 2010. The results for the year ended 31 December 2011 reflect the performance of our business after the completion of the acquisitions and disposals we undertook in 2010 and 2011 discussed above and currency translation effects. Furthermore, our EBITDA, as defined, was negatively impacted by USD 245 million (before impairment losses) of certain exceptional items in the year ended 31 December 2011, as compared to a negative impact of USD 185 million (before impairment losses) during the year ended 31 December 2010. See “—Exceptional Items” above for a description of the exceptional items during the year ended 31 December 2011 and 2010.

See note 5 to our audited consolidated financial statements as of 31 December 2011 and 2010, and for the three years ended 31 December 2011 for further performance measures used by our management. Also see note 10 to our audited consolidated financial statement as of 31 December 2011 and 2010, and for the three years ended 31 December 2011 for additional information regarding the allocation of our depreciation, amortization and impairment charges.

Net Finance Cost

Our net finance cost items were as follows for the year ended 31 December 2011 and 2010:

	Year ended 31 December 2011	Year ended 31 December 2010	Change
	(USD million)		(%)(1)
Net interest expense	(2,333)	(2,714)	14.0
Accretion expense	(209)	(159)	(31.4)
Other financial results	(55)	62	(188.7)

Net finance costs before exceptional finance costs	(2,597)	(2,811)	7.6

Mark-to-market adjustment on derivatives	(246)	(733)	66.4
Accelerated accretion expense	(77)	(192)	59.9
Other financial results	(217)	—	—

Exceptional finance costs	(540)	(925)	41.6

Net finance costs	(3,137)	(3,736)	16.0

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our net finance cost for the year ended 31 December 2011 was USD 3,137 million, as compared to USD 3,736 million for the year ended 31 December 2010, or a decrease of USD 599 million.

Net finance cost for the year ended 31 December 2011 included exceptional finance costs of USD 540 million resulting from incremental accretion expenses of USD 77 million, mark-to-market adjustment on derivatives of USD 246 million, and fair value adjustments of USD 217 million. These expenses are a result of the repayment and refinancing of our 2010 senior bank facilities, as certain interest rate swaps hedging borrowings under our 2010 senior bank facilities became ineffective as a result of the repayment and refinancing of these facilities, the early redemption of USD 1.25 billion notes that occurred in the third quarter of 2011, as well as the early repayment of USD 500 million securities in the last quarter of 2011. While the accretion expense is a non-cash item, the cash equivalent of the negative mark-to-market adjustment will be spread over the period from 2011 to 2014. For the year ended 31 December 2010, exceptional finance costs were USD 925 million.

Excluding these exceptional finance costs, net finance costs decreased by USD 301 million to USD 2,597 million for the year ended 31 December 2011 compared to the same period in 2010. Net interest expenses reached USD 2,333 million for the year ended 31 December 2011 compared to USD 2,714 million for the same period in 2010, mainly as a result of reduced net debt levels. Other financial results for the year ended 31 December 2011 amount to a net cost of USD 55 million primarily due to gains from derivative contracts entered into to hedge risks associated with different share-based payment programs, unfavorable effects arising from intra-group currency translation fluctuations, as well as the payment of bank fees and taxes in the normal course of business.

Share of result of associates

Our share of result of associates for the year ended 31 December 2011 was USD 623 million as compared to USD 521 million for the year ended 31 December 2010, attributable to the results of our investment in Grupo Modelo in Mexico.

Income Tax Expense

Our total income tax expense for the year ended 31 December 2011 amounted to USD 1,856 million, with an effective tax rate of 20.2% (as compared to 26.8% for the year ended 31 December 2010). The decrease in our effective tax rate for the year ended 31 December 2011 resulted from changes of profit mix between countries with lower marginal tax rates, incremental income tax benefits in Brazil, as well as favorable outcomes on tax claims. Additionally, the effective tax rate for the year ended 31 December 2010 was unfavorably impacted by the non-deductibility of certain exceptional financial charges associated with the refinancing of our 2008 senior facilities. In 2011 and 2010 we recognized the benefit at the Ambev level from the impact of interest on equity payments and tax deductible goodwill resulting from the merger between InBev Holding Brasil S.A. and Ambev in July 2005 and the acquisition of Quinsa in August 2006. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ambev Special Goodwill Reserve.” The impact of the tax deductible goodwill resulting from the merger between InBev Holding Brasil S.A. and Ambev in July 2005 was to reduce income tax expense for the year ended 31 December 2011 by USD 211 million and the impact of the tax deductible goodwill resulting from the acquisition of Quinsa in August 2006 was to reduce income tax expense for the year end 2011 by USD 65 million. In December 2011, Ambev received a tax assessment related to the goodwill amortization resulting from the merger between InBev Holding Brasil S.A. and Ambev. In the event Ambev is required to pay these amounts, we shall reimburse Ambev the amount proportional to the benefit received by us pursuant to the merger protocol, as well as the respective costs. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings— Ambev and its Subsidiaries—Special Goodwill Reserve” for further information.

Profit Attributable to Non-Controlling Interests

The profit attributable to non-controlling interests was USD 2,104 million for the year ended 31 December 2011, an increase of USD 368 million from USD 1,736 million for the year ended 31 December 2010, as a result of the strong performance of Ambev as well as currency translation effects.

Profit Attributable to Our Equity Holders

Profit attributable to our equity holders for the year ended 31 December 2011 was USD 5,855 million with basic earnings per share of USD 3.67, based on 1,595 million shares outstanding, representing the weighted average number of shares outstanding during the year ended 31 December 2011. Excluding the exceptional items discussed above, profit attributable to our equity holders for the year ended 31 December 2011 would have been USD 6,449 million and basic earnings per share would have been USD 4.04.

Year Ended 31 December 2010 Compared to Year Ended 31 December 2009

Volumes

The table below summarizes the volume evolution by zone for the year ended 31 December 2010 as compared to volumes for the year ended 31 December 2009.

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

See “—Year Ended 31 December 2011 Compared to Year Ended 31 December 2010—Volumes” above for more information about our volumes.

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

Latin America North

In the year ended 31 December 2010, our volumes in the Latin America North zone grew by 10.3 million hectoliters, or 9.3%, compared to 2009. Excluding the transaction related to Venezuela described above our total volumes would have increased by 9.6%, with beer volume growth of 10.5% and soft drink growth of 7.3% on the same basis. In Brazil, beer volume grew by 10.7% in 2010 driven by strong industry growth as well as market share gains driven by product and packaging innovations, such as Antarctica Sub Zero, the roll-out of 1 Liter packaging and Skol 360.

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

See “—Year Ended 31 December 2011 Compared to Year Ended 31 December 2010— Sales and marketing expenses” above for more information about our sales and marketing expenses.

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

See “—Year Ended 31 December 2011 Compared to Year Ended 31 December 2010—Exceptional items” above for more information about our exceptional items.

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

See note 5 to our audited consolidated financial statements as of 31 December 2011 and 2010, and for the three years ended 31 December 2011 for additional information on our 2010 profit from operations by zone.

EBITDA, as defined

The following table reflects changes in our EBITDA, as defined, for the full year ended 31 December 2010 as compared to the full year ended 31 December 2009:

	Year ended 31 December 2010	Year ended 31 December 2009	Change
	(USD million)		(%)(1)
Profit	5,762	5,877	(2.0)
Net finance cost	3,736	4,419	(15.3)
Income tax expense	1,920	1,786	7.5
Share of result of associates	(521)	(513)	(1.6)

Profit from operations	10,897	11,569	(5.8)
Depreciation, amortization and impairment	2,788	2,818	1.1

EBITDA, as defined(2)	13,685	14,387	(4.9)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

See “—Year Ended 31 December 2011 Compared to Year Ended 31 December 2010— EBITDA, as defined” above for more information about our definition of EBITDA, as defined.

Our EBITDA, as defined, decreased to USD 13,685 million for the year ended 31 December 2010. This represented a decrease of USD 702 million, or 4.9%, as compared to our EBITDA, as defined, for the year ended 31 December 2009. The results for the year ended 31 December 2010 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2009 and 2010 and currency translation effects. For further details of these acquisitions and dispositions, see “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes.”. Furthermore, our EBITDA, as defined, was negatively impacted by USD 185 million (before impairment losses) of certain exceptional items in the year ended 31 December 2010, as compared to a positive impact of USD 1,350 million (before impairment losses) during year ended 31 December 2009. See “—Exceptional Items” above for a description of the exceptional items during the years ended 31 December 2010 and 2009.

See note 5 to our audited consolidated financial statements as of 31 December 2011 and 2010, and for the three years ended 31 December 2011 for further performance measures used by our management. Also see note 10 to our audited consolidated financial statements as of 31 December 2011 and 2010, and for the three years ended 31 December 2011 for additional information regarding the allocation of our depreciation, amortization and impairment charges.

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

Excluding these exceptional finance costs, net finance costs decreased by USD 979 million to USD 2,811 million for the year ended 31 December 2010 compared to the same period in 2009. This decrease is mainly due to lower net interest charges as a result of reduced net debt levels and lower accretion expenses as bank borrowings are being reduced as a percentage of total debt, favorable foreign exchange variances arising from EUR/USD currency fluctuations and gains from derivative contracts entered into to hedge risks associated with different share-based compensation programs.

Share of result of associates

Our share of result of associates for the year ended 31 December 2010 was USD 521 million as compared to USD 513 million for the year ended 31 December 2009, reflecting the recognition of the results of our investment in Grupo Modelo.

Income tax expense

Our total income tax expense for the year ended 31 December 2010 amounted to USD 1,920 million, with an effective tax rate of 26.8% (as compared to 25.0% for the year ended 31 December 2009). The increase in our effective tax rate for the year ended 31 December 2010 was primarily due to the non-deductibility of certain exceptional charges associated with the refinancing and repayment of our senior bank facilities. In 2010 and 2009 we recognized the benefit at the Ambev level from the impact of tax deductible amortization of goodwill, including goodwill recognized from the merger between InBev Holding Brasil S.A. and Ambev in July 2005 and goodwill recognized from the acquisition of Quinsa in August 2006. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ambev Special Goodwill Reserve.” The impact of tax deductible amortization of goodwill at the Ambev level was to reduce income tax expense for the year ended 31 December 2010 by USD 270 million, with the deduction relating to the merger between InBev Holding Brasil S.A. and Ambev in July 2005 contributing a USD 198 million reduction and the deduction relating to the acquisition of Quinsa in August 2006 contributing a USD 61 million reduction. In December 2011, Ambev received a tax assessment related to the goodwill amortization resulting from the merger between InBev Holding Brasil S.A. and Ambev. In the event that Ambev is required to pay these amounts, we shall reimburse Ambev the amount proportional to the benefit received by us pursuant to the merger protocol, as well as the respective costs. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings—Ambev and its Subsidiaries—Special Goodwill Reserve” for further information.

Profit (pre- and post-non-controlling interests)

Profit attributable to our equity holders for the year ended 31 December 2010 was USD 4,026 million with basic earnings per share of USD 2.53, based on 1,592 million shares outstanding, representing the weighted average number of shares outstanding during the year ended 31 December 2010. Excluding the exceptional items discussed above, profit attributable to our equity holders for 2010 would have been USD 5,040 million and basic earnings per share would have been USD 3.17, based on 1,592 million shares outstanding. For more information regarding our earnings per share, see note 22 to our audited consolidated financial statements as of 31 December 2011 and 2010, and for the three years ended 31 December 2011.

The profit attributable to non-controlling interests was USD 1,736 million for the year ended 31 December 2010, an increase of USD 472 million from USD 1,264 million for the year ended 31 December 2009. The increase in profit attributable to non-controlling interests was primarily due to higher Ambev profits and currency translation effects.

F.	IMPACT OF CHANGES IN FOREIGN EXCHANGE RATES

Foreign exchange rates have a significant impact on our consolidated financial statements. The following table sets forth the percentage of our revenue realized by currency for the years ended 31 December 2011, 2010 and 2009:

	Year ended 31 December,
	2011	2010	2009

U.S. dollar	37.5%	40.4%	44.3%
Brazilian real	28.7%	26.7%	19.8%
Euro	7.8%	7.6%	8.5%
Chinese yuan	5.9%	4.8%	4.7%
Canadian dollar	5.4%	5.7%	5.3%
Argentinean peso	4.2%	3.5%	3.1%
Russian ruble	3.3%	3.3%	3.1%
Great Britain pound sterling	2.5%	3.4%	3.8%

As a result of the fluctuation of foreign exchange rates for the years ended 31 December 2011, 2010 and 2009:

•

We recorded a positive translation impact of USD 1,137 million on our 2011 revenue (as compared to a positive impact of USD 1,255 million in 2010 and a negative impact of USD 2,680 million in 2009) and a positive translation impact of USD 401 million on our 2011 profit from operations (as compared to a positive impact of USD 579 million in 2010 and a negative impact of USD 768 million in 2009).

•

Our 2011 reported profit (after tax) was positively affected by a USD 312 million translation impact (as compared to a positive impact of USD 559 million in 2010 and a negative translation impact in 2009 of USD 599 million), while the positive translation impact on our 2011 earnings per share base (profit attributable to our equity holders) was USD 200 million or USD 0.13 per share (as compared to a positive impact of USD 357 million or USD 0.22 per share in 2010 and a negative impact of USD 441 million or USD 0.28 per share in 2009).

•	Our net debt decreased by USD 262 million in 2011 as a result of translation impacts as compared to a decrease of USD 725 million in 2010 and an increase of USD 897 million in 2009.

•	Our equity decreased by USD 1,764 million in 2011 as a result of translation impacts (as compared to increases of USD 939 million in 2010 and USD 2,216 million in 2009).

G.	LIQUIDITY AND CAPITAL RESOURCES

General

Our primary sources of cash flow have historically been cash flows from operating activities, the issuance of debt, bank borrowings and the issuance of equity securities. In 2009, asset disposals were also a source of cash flow. Our material cash requirements have included the following:

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

Equity attributable to our equity holders and non-controlling interests amounted to USD 41.0 billion as of 31 December 2011 (USD 38.8 billion as of 31 December 2010 and USD 33.2 billion as of 31 December 2009) and our net debt amounted to USD 34.7 billion as of 31 December 2011 (USD 39.7 billion as of 31 December 2010 and USD 45.2 billion as of 31 December 2009). Our overriding objectives when managing capital resources are to safeguard the business as a going concern and to optimize our capital structure so as to maximize shareholder value while keeping the desired financial flexibility to execute strategic projects.

To finance the acquisition of Anheuser-Busch in 2008, we entered into a USD 45 billion senior facilities agreement (of which USD 44 billion was ultimately drawn) and a USD 9.8 billion bridge facility agreement, enabling us to consummate the acquisition. During 2008, 2009 and 2010, we fully refinanced and repaid our obligations under these debt facilities by using the proceeds from a rights offering in 2008, cash generated from operating activities, proceeds from the disposal of activities, drawdowns from existing loan facilities, proceeds of capital market offerings and the proceeds from a new senior credit facility entered into in April 2010 (the “2010 Senior Facilities Agreement”). The terms of the 2010 Senior Facilities Agreement, as well as its intended use, are described under “Item 10. Additional Information—C. Material Contracts.” Over the course of 2010, we made a number of repayments to the 2010 Senior Facilities. Effective 25 July 2011, we amended the terms of the 2010 Senior Facilities Agreement. The amendment provided for an extension of the USD 8.0 billion five-year revolving credit facility maturing in April 2015 with a revised maturity of July 2016, as well as a reduced margin grid. In connection with the amendment, we fully prepaid and terminated the USD 5.0 billion three-year term facility maturing in April 2013. During 2011, we continued to refinance and repay our obligations under the 2010 senior facilities by using cash generated from operating activities, drawdowns from existing loan facilities and by using the proceeds of capital market offerings. As of 31 December 2011, there were no amounts drawn under the amended USD 8.0 billion multi-currency revolving credit facility. See “Item 5. Operating and Financial Review—H. Contractual Obligations and Contingencies—Contractual Obligations.”

Our ability to manage the maturity profile of our debt and repay our outstanding indebtedness in line with management plans will nevertheless depend upon market conditions. If such uncertain market conditions as experienced in the period between late 2007 and early 2009 and again in 2011 continue in the future, our financing costs could increase beyond what is currently anticipated. Such costs could have a material adverse impact on our cash flows, results of operations or both. In addition, an inability to refinance all or a substantial amount of our debt obligations when they become due would have a material adverse effect on our financial condition and results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We may not be able to obtain the necessary funding for our future capital or refinancing needs and we face financial risks due to our level of debt and uncertain market conditions.”

Our cash and cash equivalents and short-term investments in debt securities less bank overdrafts as of 31 December 2011 amounted to USD 5.4 billion. As of 31 December 2011, we had an aggregate of USD 8.2 million available to us under committed long-term credit facilities. Although we may borrow such amounts to meet our liquidity needs, we principally rely on cash flows from operating activities to fund our continuing operations.

Cash Flow

The following table sets forth our consolidated cash flows for the years ended 31 December 2011, 2010 and 2009:

	Year ended 31 December, (audited)
	2011	2010	2009
	(USD million)
Cash flow from operating activities	12,486	9,905	9,124
Cash flow from (used in) investing activities	(2,731)	(2,546)	5,269
Cash flow from (used in) financing activities	(8,996)	(6,757)	(13,096)
Net increase/(decrease) in cash and cash equivalents	759	602	1,297

Cash flow from operating activities

Our cash flows from operating activities for the years ended 31 December 2011, 2010 and 2009 were as follows:

	Year ended 31 December, (audited)
	2011	2010	2009
	(USD million)
Profit (including non-controlling interests)	7,959	5,762	5,877
Interest, taxes and non-cash items included in profit	7,420	8,503	7,353

Cash flow from operating activities before changes in working capital and provisions	15,379	14,265	13,230
Change in working capital(1)	1,409	226	787
Pension contributions and use of provisions	(710)	(519)	(548)
Interest, dividends, and taxes (paid)/received	(3,592)	(4,067)	(4,345)
Cash flow from operating activities	12,486	9,905	9,124

Note:

(1)	For purposes of the table above, working capital includes inventories, trade and other receivables and trade and other payables, both current and non-current.

Non-cash items included in profit include: depreciation, amortization and impairments, including impairment losses on receivables and inventories; additions and reversals in provisions and employee benefits; losses and gains on sales of property, plant and equipment, intangible assets, subsidiaries and assets held for sale; equity share-based payment expenses; share of result of associates; net finance cost; income tax expense and other non-cash items included in profit. Please refer to our consolidated cash flow statement in our audited consolidated financial statements as of 31 December 2011 and 2010, and for the three years ended 31 December 2011 for a more comprehensive overview of our cash flow from operating activities.

Our primary source of cash flow for our ongoing activities and operations is our cash flow from operating activities. For extraordinary transactions (such as the Anheuser-Busch acquisition), we may, from time to time, also rely on cash flows from other sources. See “—Cash Flow from Investing Activities” and “—Cash Flow from Financing Activities,” below.

Net cash from operating activities in 2011 increased by USD 2,581 million, or 26.1%, from USD 9,905 million in 2010 to USD 12,486 million in 2011. The increase mainly results from higher profits generated in 2011 and strong contribution from changes in working capital. The working capital improvements reflected primarily the results of ongoing trade payables initiatives. In addition, there was an increase in trade payables related to higher capital expenditures, these payables having, on average, longer payment terms.

We devote substantial efforts to the efficient use of our working capital, especially those elements of working capital that are perceived as ‘core’ (including trade receivables, inventories and trade payables). The initiatives to improve our working capital include the implementation of best practices on collection of receivables and inventory management, such as optimizing our inventory levels per stock taking unit, improving the batch sizes in our production process and optimizing the duration of overhauls. Similarly, we aim to efficiently manage our payables by reviewing our standard terms and conditions on payments and resolving, where appropriate, the terms of payment within 120 days upon receipt of invoice. Changes in working capital contributed USD 1,409 million to operational cash flow in 2011. This contribution includes a USD 221 million cash inflow from derivatives. Excluding the impact of derivatives, working capital management would have resulted in a positive USD 1,188 million cash impact.

Net cash from operating activities in 2010 increased by USD 781 million, or 8.6% from USD 9,124 million in 2009 to USD 9,905 million in 2010. The improvement was the combined result of an increase in our operating results and dividends received from Grupo Modelo, offset by a smaller positive change in working capital and the cash generated from operating activities of the businesses disposed in 2009 which are included in the reported figures of 2009.

Cash Flow from Investing Activities

Our cash flows from investing activities for the years ended 31 December 2011, 2010 and 2009 were as follows:

	Year ended 31 December (audited)
	2011	2010	2009
	(USD million)
Net capital expenditure(1)	(3,256)	(2,123)	(1,386)
Acquisition and sale of subsidiaries and associates, net of cash acquired/disposed of,(2)	(25)	(28)	4,624
Proceeds from the sale of associates and assets held for sale	39	146	1,813
Proceeds from the sale of / (investment in) short-term debt securities	529	(604)	—
Other(2)	(18)	63	218

Cash flow from (used in) investing activities(2)	(2,731)	(2,546)	5,269

Notes:

(1)	Net capital expenditure consists of acquisitions of plant, property and equipment and of intangible assets, minus proceeds from sale.
(2)	Reclassified to conform to the 2011 presentation.

Net cash used in investing activities was USD 2,731 million in 2011 as compared to USD 2,546 million in 2010. The increase is due to higher capital expenditures, mainly in Brazil and in China. This increase was partially offset by USD 529 million of proceeds from the sale of short term Brazilian real denominated government debt securities which we had invested in during 2010.

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

Cash Flow from Financing Activities

Our cash flows from financing activities for the years ended 31 December 2011, 2010 and 2009 were as follows:

	Year ended 31 December (audited)
	2011	2010	2009
	(USD million)
Dividends paid(1)	(3,088)	(1,924)	(1,313)
Net (payments on) / proceeds from borrowings	(4,558)	(4,290)	(11,793)
Net proceeds from the issue of share capital	155	215	76
Other (including net financing costs other than interest)	(1,505)	(758)	(66)

Cash flow from (used in) financing activities	(8,996)	(6,757)	(13,096)

Note:

(1)	Dividends paid in 2011 consisted primarily of USD 1,771 million paid by Anheuser-Busch InBev SA/NV and USD 1,256 million paid by Ambev. Dividends paid in 2010 consisted primarily of USD 826 million paid by Anheuser-Busch InBev SA/NV and USD 1,097 million paid by Ambev. Dividends paid in 2009 consisted primarily of USD 598 million paid by Anheuser-Busch InBev SA/NV and USD 680 million paid by Ambev.

Cash flows used in financing activities amounted to USD 8,996 million in 2011, as compared to cash used in financing activities for the year ended 31 December 2010 of USD 6,757 million. The 2011 cash flow from financing activities reflects higher dividend pay outs as compared to 2010, net repayments from borrowings as well as settlements of derivatives not part of a hedging relationship.

Cash flows used in financing activities amounted to USD 6,757 million for the year ended 31 December 2010, as compared to USD 13,096 million of cash used in financing activities for the year ended 31 December 2009, mainly reflecting higher dividend pay out, reduced net repayments from borrowings partly offset by settlement of derivatives not part of a hedging relationship.

Transfers from Subsidiaries

The amount of dividends payable by our operating subsidiaries to us is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. For example, in Brazil, which accounted for 41.7% of our actual reported profit from operations for the year ended 31 December 2011, current legislation permits the Brazilian government to impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance in Brazil’s balance of payments. For approximately six months in 1989 and early 1990, the Brazilian government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors in order to conserve Brazil’s foreign currency reserves.

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

We also seek to continuously optimize our capital structure targeting to maximizing shareholder value while keeping desired financial flexibility to execute strategic projects. Our capital structure policy and framework aims to optimize shareholder value through cash flow distribution to us from our subsidiaries, while maintaining an investment-grade rating and minimizing investments with returns below our weighted average cost of capital.

Cash and Cash Equivalents and Short-Term Investments

Our cash and cash equivalents and short-term investments less bank overdrafts at each of 31 December 2011, 2010 and 2009 were as follows:

	Year ended 31 December (audited)
	2011	2010	2009
	(USD million)

Cash and cash equivalents	5,320	4,511	3,689
Bank overdrafts	(8)	(14)	(28)
Investment in short-term debt securities	103	641	30

Cash and Cash Equivalents and Short-Term Investments	5,415	5,138	3,691

Borrowings

To finance the Anheuser-Busch acquisition, we entered into the 2008 Senior Facilities Agreement of which USD 44 billion was ultimately drawn. During 2009 and 2010, we refinanced and repaid our obligations under the 2008 Senior Facilities Agreement by using cash generated from operating activities, proceeds from our disposal program, drawdowns from existing loan facilities, proceeds of debt capital market offerings and proceeds from the 2010 Senior Facilities Agreement we entered into on 26 February 2010 (of which USD 10.1 billion was ultimately drawn). The 2010 Senior Facilities Agreement comprised a USD 5.0 billion term loan maturing in 2013 and a USD 8.0 billion multi-currency revolving credit facility maturing in 2015.

Effective 25 July 2011, we amended the terms of the 2010 Senior Facilities Agreement. The amendment provides an extension of the USD 8.0 billion five-year revolving credit facility maturing in April 2015 with a revised maturity of July 2016, as well as a reduced margin grid. In connection with the amendment, we fully prepaid and terminated the USD 5.0 billion three-year term facility maturing in April 2013. The amendment further extends our debt maturities and, as evidenced by the improved margin grid, materializes our enhanced credit profile. The terms of the 2010 Senior Facilities Agreement, its amendments, and as well as its intended use, are described under “Item 10. Additional Information—C. Material Contracts.”

In addition, during 2011, we continued to refinance and repay our obligations under the 2010 Senior Facilities Agreement by using cash generated from operations, drawdowns from existing loan facilities and by using the proceeds of debt capital market offerings. As of 31 December 2011, there are no amounts drawn under the amended USD 8.0 billion multi-currency revolving credit facility.

Furthermore, in 2011, we completed the following debt capital market offerings, exchange offer and early redemptions:

•

January 2011 Notes Offering. On 27 January 2011, we issued three series of notes in an aggregate principal amount of USD 1.65 billion, consisting of USD 650 million aggregate principal amount of floating rate notes due 2014, bearing interest at three-month LIBOR plus a spread of 0.55%; USD 500 million aggregate principal amount of notes due 2016, bearing interest at a rate of 2.875%; and USD 500 million aggregate principal amount of notes due 2021, bearing interest at a rate of 4.375%. The net proceeds from the January 2011 Notes offering were used to repay USD 1.1 billion of the 2010 Senior Facilities, which is described under “Item 10. Additional Information—C. Material Contracts.”

•

June 2011 Notes Offering. On 2 June 2011, we closed an offering of EUR 750 million aggregate principal amount of notes due 2 June 2021, which bear interest at 4% per annum (the “June EUR Notes”). The June EUR Notes were issued in compliance with Regulation S of the Securities Act, under the Euro Medium Term Note Program base prospectus published on 17 May 2011. We used the USD 1,063 million net proceeds to repay certain outstanding indebtedness under our 2010 Senior Facilities Agreement.

•

June 2011 Notes Redemption. On 20 June 2011, we redeemed the USD 1,250 million outstanding principal amount of our 7.20% notes due 2014 (the “2014 Redeemed Notes”) at an aggregate redemption price of USD 1,431 million. The source of funds for the redemption was the 2010 Revolving Facility under the 2010 Senior Facilities Agreement. As a result of this transaction, exceptional finance costs of approximately USD 181 million were recognized during the second quarter of 2011 as the redemption price differed from the amortized cost of these 2014 Redeemed Notes. Additionally, exceptional finance costs include an incremental accretion expense and a one-time mark-to-market adjustment of approximately USD 14 million as a portion of the interest rates swaps, hedging borrowings under these 2014 Redeemed Notes was no longer effective.

•

July 2011 Notes Offering. On 14 July 2011, we announced that one of our subsidiaries, Anheuser-Busch InBev Worldwide Inc., issued USD 1.05 billion aggregate principal amount of bonds, consisting of USD 300 million aggregate principal amount of floating rate notes due 2014 and USD 750 million aggregate principal amount of fixed rate notes due 2014. The notes bear interest at an annual rate of 36 basis points above three-month LIBOR for the floating rate notes and 1.50% for the fixed rate notes.

•

September 2011 Notes Redemption. On 26 September 2011, we exercised our option to early redeem certain Anheuser-Busch notes in an aggregate principal amount of USD 263 million, consisting of USD 163 million aggregate principal amount of fixed rate notes due 2023 and USD 100 million aggregate principal amount of fixed rate notes due 2017 bearing interest at a rate of 5.35% and 5.491% respectively. As a result of this transaction, incremental accretion expense of approximately USD 48 million were recognized in exceptional finance costs during the third quarter of 2011.

•

November 2011 Notes Redemption. On 7 November 2011, Ambev exercised its option to early redeem securities in an aggregate principal amount of USD 500 million due 2013 and bearing interest at a rate of 8.75%. As a result of this transaction, exceptional finance costs of approximately USD 50 million were recognized during the fourth quarter of 2011 as the redemption price differed from the amortized cost of these redeemed notes.

Since the completion of the acquisition of Anheuser-Busch, Anheuser-Busch InBev SA/NV has guaranteed the outstanding capital markets debt previously issued or guaranteed by Anheuser-Busch and may guarantee Anheuser-Busch’s obligations under any guarantee provided by Anheuser-Busch of its subsidiaries’ other debt obligations. As of 31 December 2011, the Anheuser-Busch obligations guaranteed by Anheuser-Busch InBev SA/NV amounted to USD 5.4 billion.

Most of our other interest-bearing loans and borrowings are for general corporate purposes, based upon strategic capital structure concerns, although certain borrowings are incurred to fund significant acquisitions of subsidiaries, such as the borrowings to fund the Anheuser-Busch acquisition. Although seasonal factors affect the business, they have little effect on our borrowing requirements.

We have a Belgian commercial paper program under which Anheuser-Busch InBev SA/NV and Cobrew NV/SA may issue and have outstanding at any time commercial paper notes up to a maximum aggregate amount of EUR 1.0 billion (USD 1.3 billion) or its equivalent in alternative currencies. The proceeds from the issuance of any such notes may be used for general corporate purposes. The notes may be issued in two tranches: Tranche A has a maturity of not less than seven and not more than 364 days from and including the day of issue; Tranche B has a maturity of not less than one year. As of 31 December 2011, we had borrowed approximately USD 1.3 billion under the program. Our ability to borrow additional amounts under the program is subject to investor demand. If we are ever unable to refinance under this commercial program as it becomes due, we may borrow up to an amount of EUR 125 million (USD 167 million) under a committed special-purpose credit line or access funding through the use of our other committed lines of credit.

In June 2011, we also established a U.S. commercial paper program for an aggregate outstanding amount not exceeding USD 3.0 billion. We use the net proceeds from this program, before expenses, for general corporate purposes. As of 31 December 2011, the total outstanding commercial paper under this program amounts to USD 999 million.

At the time of the Anheuser-Busch acquisition, the interest rate for an amount of up to USD 34.5 billion had effectively been fixed through a series of hedge arrangements at a weighted average rate of 3.875% per annum (plus applicable fixed spreads) for the period 2009 to 2011 and a portion of the hedging arrangements had been successively extended for an additional two-year period. In 2009, we repaid part of the 2008 Senior Facilities and in 2010, the 2008 Senior Facilities were fully refinanced and partially replaced by the 2010 Senior Facilities. Following the repayment and refinancing activities performed throughout 2009, 2010 and 2011, we entered into new interest rate swaps to unwind the ones that became freestanding as a result of these repayments. As of 31 December 2011, there are no remaining open positions covering the interest exposure on the outstanding balance drawn under the 2010 Senior facilities. As a result of the partial prepayment of amounts drawn under the 2008 and 2010 Senior Facilities Agreement during 2009, 2010 and 2011, we recognized an exceptional finance cost of USD 474 million in 2009, of USD 733 million in 2010 and of USD 235 million in 2011 in hedging losses, as the interest rate swaps hedging the repaid parts of the Senior Facilities Agreements were no longer effective. Please refer to note 28 of our audited consolidated financial statements as of 31 December 2011 and 2010, and for the three years ended 31 December 2011, “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments”.

Our borrowings are linked to different interest rates, both variable and fixed. As of 31 December 2011, after certain hedging and fair value adjustments, USD 9.9 billion, or 24.5%, of our interest-bearing financial liabilities (which include loans, borrowings and bank overdrafts) bore a variable interest rate, while USD 30.3 billion, or 75.5%, bore a fixed interest rate. Our net debt is denominated in various currencies, though primarily in the U.S. dollar, the euro, the Brazilian real, the pound sterling and the Canadian dollar. Our policy is to have our subsidiaries incur debt in their functional currencies, through long-term or short-term borrowing arrangements, either directly in their functional currencies or indirectly through hedging arrangements, to the extent possible.

The currency of borrowing is driven by various factors in the different countries of operation, including a need to hedge against functional currency inflation, currency convertibility constraints, or restrictions imposed by exchange control or other regulations. In accordance with our policy aimed at achieving an optimal balance between cost of funding and volatility of financial results, we seek to match borrowing liabilities to functional currency cash flow, and may enter into certain financial instruments in order to mitigate currency risk. We have also entered into certain financial instruments in order to mitigate interest rate risks. For further details on our approach to hedging foreign currency and interest rate risk, please refer to note 28 of our audited consolidated financial statements as of 31 December 2011 and 2010, and for the three years ended 31 December 2011 and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments.”

Since the Anheuser-Busch acquisition, we adopted a hybrid currency matching model pursuant to which we may (i) match net debt currency exposure to cash flows in such currency, measured on the basis of EBITDA, as defined, adjusted for exceptional items, by swapping a significant portion of U.S. dollar debt to other currencies, such as Brazilian real (with a higher coupon), although this would negatively impact our profit and earnings due to the higher Brazilian real interest coupon, and (ii) use U.S. dollar cash flows to service interest payments under our debt obligations. Please refer to note 28 of our audited consolidated financial statements as of 31 December 2011 and 2010, and for the three years ended 31 December 2011 and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments—Foreign Currency Risk” for further details of our hedging arrangements. For our definition of EBITDA, as defined, see “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2011 Compared to Year Ended 31 December 2010—EBITDA, as defined.”

We were in compliance with all our debt covenants as of 31 December 2011. The 2010 Senior Facility Agreement does not include restrictive financial covenants. For further details regarding our total current and non-current liabilities, please refer to note 23 of our audited consolidated financial statements as of 31 December 2011 and 2010, and for the three years ended 31 December 2011.

The following table sets forth the level of our current and non-current interest-bearing loans and borrowings as of 31 December 2011 and 2010:

	Year ended 31 December (audited)
	2011	2010(2)
	(USD million)
Secured bank loans	155	137
Commercial papers	2,287	1,002
Unsecured bank loans	4,602	10,037
Unsecured bond issues	32,902	33,339
Secured other loans	6	6
Unsecured other loans	80	244
Finance lease liabilities	125	115

Total(1)	40,157	44,880

Notes:

(1)	Total shown excludes USD 8 million and USD 14 million of bank overdrafts in 2011 and 2010, respectively.
(2)	Reclassified to conform to the 2011 presentation.

The following table sets forth the contractual maturities of our interest-bearing liabilities as of 31 December 2011:

	Carrying Amount(1)	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(USD million)
Secured bank loans	155	60	56	33	6
Commercial papers	2,287	2,287	—	—	—
Unsecured bank loans	4,602	580	516	3,505	1
Unsecured bond issues	32,902	2,624	7,957	4,553	17,768
Secured other loans	6	—	6	—	—
Unsecured other loans	80	3	26	12	39
Finance lease liabilities	125	5	3	4	113

Total(2)	40,157	5,559	8,564	8,107	17,927

Notes:

(1)	“Carrying Amounts” refers to net book value as recognized in the balance sheet at 31 December 2011.
(2)	Total shown excludes USD 8 million of bank overdrafts in 2011.

Please refer to note 28 of our audited consolidated financial statements as of 31 December 2011 and 2010, and for the three years ended 31 December 2011 for a description of the currencies of our financial liabilities and a description of the financial instruments we use to hedge our liabilities.

Credit Rating

As of 31 March 2012, our credit rating from Standard and Poor’s is A- for long-term obligations and A-2 for short-term obligations, with a stable outlook, and our credit rating from Moody’s Investors Service is A3 for long-term obligations and P-2 for short-term obligations, with a positive outlook. Credit ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any of our or our subsidiaries’ securities. Any change in our credit ratings could have a significant impact on the cost of debt capital to us and/or our ability to raise capital in the debt markets.

Capital Expenditures

We spent USD 3,256 million during 2011 on acquiring capital assets (net of proceeds from the sale of property, plant, equipment and intangible assets). The increase compared to 2010 was primarily related to investments in capacity expansion in Brazil and China in order to meet demand in these growth markets. Out of the total capital expenditures of 2011 approximately 57% was used to improve our production facilities while 33% was used for logistics and commercial investments. Approximately 10% was used for improving administrative capabilities and purchase of hardware and software. Our capital expenditures are primarily funded through cash from operating activities.

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

Research and Development

In 2011, we spent USD 175 million (USD 184 million in 2010 and USD 159 million in 2009) in the area of market research and on innovation in the areas of process optimization and product development at our Belgian R&D center and across our zones. For further information, see “Item 4. Information on the Company—B. Business Overview—10. Intellectual Property; Research & Development—Research & Development.”

Investments and Disposals

The acquisitions or disposals we undertook in 2010 and 2011 did not result in our liquidity increasing or decreasing in a material way.

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

•

On 2 December 2009, we completed the sale of our Central European operations to CVC Capital Partners for an enterprise value of USD 2.2 billion, of which USD 1.6 billion was cash, USD 448 million was received as an unsecured deferred payment obligation with a six-year maturity and USD 165 million represents the estimated value to minorities. On 15 July 2011, the note receivable plus accrued interest was sold for USD 0.5 billion in cash. We also received additional rights to a future payment up to USD 800 million contingent on CVC’s return on its initial investments. As a result of the sale, we recorded a capital gain of approximately USD 1.1 billion. Under the terms of the agreement, our operations in Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Hungary, Kosovo, Montenegro, Romania, Serbia and Slovakia were sold. The business we sold to CVC Capital Partners in 2009 has rights to brew and/or distribute Stella Artois, Beck’s, Löwenbräu, Hoegaarden, Spaten and Leffe in the above countries under license from us. On 3 April 2012, CVC announced plans to sell the business to

Molson Coors Brewing Company. None of the contingent future consideration from our sale to CVC to which we may be entitled has yet been paid. Any payments will depend on the return on CVC’s investment following closing of the announced Molson Coors deal and thereafter. As of 31 December 2011, we retain rights to brew and distribute Staropramen in Ukraine and Russia and to distribute Staropramen in Germany, Canada and Italy.

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

The following table provides a reconciliation of our net debt to the sum of current and non-current interest bearing loans and borrowings as of the dates indicated:

	31 December (audited)
	2011	2010
	(USD million)
Non-current interest bearing loans and borrowings	34,598	41,961
Current interest bearing loans and borrowings	5,559	2,919

Total	40,157	44,880
Bank overdrafts	8	14
Cash and cash equivalents	(5,320)	(4,511)
Interest-bearing loans granted (included within Trade and other receivables)	(30)	(38)
Debt securities (included within Investment securities) (1)	(127)	(641)

Total net debt	34,688	39,704

Note:

(1)	See note 23 to our audited consolidated financial statements as of 31 December 2011 and 2010, and for the three years ended 31 December 2011.

Net debt as of 31 December 2011 was USD 34.7 billion, a reduction of USD 5.0 billion as compared to 31 December 2010, driven by strong cash flow generation. Apart from operating results net of capital expenditures, our net debt was mainly impacted by dividend payments to our shareholders and to Ambev shareholders totaling USD 3,088 million; the payment of interest and taxes, amounting to USD 3,998 million; and the impact of changes in foreign exchange rates, resulting in a USD 262 million decrease in net debt.

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

Consolidated equity attributable to our equity holders as at 31 December 2011 was USD 37,492 million, compared to USD 35,259 million at the end of 2010. The combined effect of the strengthening of mainly the closing rates of the Chinese yuan, and the weakening of mainly the closing rates of the Argentinean peso, the Brazilian real, the Canadian dollar, the euro, the Mexican peso, the pound sterling, the Russian ruble, and the Ukrainian hryvnia, resulted in a negative foreign exchange translation adjustment of USD 1,764 million.

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

Further details on equity movements can be found in our consolidated statement of changes in equity to our audited consolidated financial statements as of 31 December 2011 and 2010, and for the three years ended, 31 December 2011.

See “—Borrowings” above for details of long-term debt we entered into during 2011.

H.	CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

Contractual Obligations

The following table reflects certain of our contractual obligations, and the effect such obligations are expected to have on our liquidity and cash flows in future periods, as of 31 December 2011:

		Payment Due By Period
Contractual Obligations	Contractual cash flows(2)	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(USD million)
Secured bank loans	169	65	62	36	6
Commercial papers	2,291	2,291	—	—	—
Unsecured bank loans	5,073	715	684	3,672	2
Unsecured bond issues	51,881	4,464	11,372	7,321	28,724
Secured other loans	6	1	5	—	—
Unsecured other loans	125	5	33	16	71
Finance lease liabilities	259	17	22	24	196
Operating lease liabilities	1,365	114	216	199	836
Bank overdraft	8	8	—	—	—
Purchase commitments	12,435	4,569	3,400	3,132	1,333
Trade and other payables	13,080	11,910	293	261	616

Total(1)	86,692	24,159	16,087	14,661	31,784

Notes:

(1)	“Total” amounts refer to non-derivative financial liabilities including interest payments.
(2)	The loan and bond issue contractual cash flow amounts presented above differ from the carrying amounts for these items in our financial statements in that they include our best estimates of future interest payable (not yet accrued) in order to better reflect our future cash flow position.

Please refer to “—Item G. Liquidity and Capital Resources—Funding Sources—Borrowings” for further information regarding our short-term borrowings and long-term debt.

Please refer to note 28 to our audited consolidated financial statements as of 31 December 2011 and 2010, and for the three years ended 31 December 2011, and in particular to the discussions therein on “Liquidity Risk,” for more information regarding the maturity of our contractual obligations, including interest payments and derivative financial assets and liabilities.

Please refer to note 29 to our audited consolidated financial statements as of 31 December 2011 and 2010, and for the three years ended 31 December 2011 for more information regarding our operating lease obligations.

Information regarding our pension commitments and funding arrangements is described in our Significant Accounting Policies and in note 24 to our audited consolidated financial statements as of 31 December 2011 and 2010, and for the three years ended 31 December 2011. The level of contributions to funded pension plans is determined according to the relevant legislation in each jurisdiction in which we operate. In some countries there are statutory minimum funding requirements while in others we have developed our own policies, sometimes in agreement with the local trustee bodies. The size and timing of contributions will usually depend upon the performance of investment markets. Depending on the country and plan in question, the funding level will be monitored periodically and the contribution amount amended appropriately. Consequently, it is not possible to predict with any certainty the amounts that might become payable from 2012 onwards. In 2011, our employer contributions to defined benefit and defined contribution pension plans amounted to USD 488 million. Contributions to defined benefit pension plans for 2012 are estimated to be approximately USD 368 million for our funded defined benefit plans, and USD 91 million in benefit payments to our unfunded defined benefit plans and post-retirement medical plans. Please refer to note 24 to our audited consolidated financial statements as of 31 December 2011 and 2010, and for the three years ended 31 December 2011 for further information on our employee benefit obligations.

Collateral and Contractual Commitments

The following table reflects our collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other commitments, as of 31 December 2011 and 2010:

	Year ended 31 December (audited)
	2011	2010
	(USD million)
Collateral given for own liabilities	540	535
Collateral and financial guarantees received for own receivables and loans to customers	34	45
Contractual commitments to purchase property, plant and equipment	689	983
Contractual commitments to acquire loans to customers	40	71
Other commitments	782	746

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

To the extent that we believe that the realization of a contingency is possible (but not probable) and is above certain materiality thresholds, we have disclosed those items in note 31 to our audited consolidated financial statements as of 31 December 2011 and 2010, and for the three years ended 31 December 2011.

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

In terms of the volume outlook for 2012, we estimate that volumes in the United States in the first two months of 2012 have been encouraging, helped by favorable weather, early signs of a recovery in consumer confidence and better than expected results from the roll-out of Bud Light Platinum.

We expect to have softer shipments in the United States in the second quarter of 2012 as compared to the same period in 2011 and more favorable shipments in the other three quarters, as a result of adjustments to our shipping patterns which should ensure a smoother and more cost efficient phasing of deliveries to our wholesalers. In Brazil, the 7.5% real increase in the minimum wage should help to accelerate industry beer volumes. We expect our volumes in Brazil to resume growth in 2012, with a better balance between volume and price than the previous years and a growth in the first quarter of low to mid single digits.

We expect revenue per hectoliter to grow ahead of inflation during 2012 on a constant geographic basis, as a result of continued brand investment and revenue management best practices. When we make estimations on a constant geographic basis, we assume that each country in which we operate will account for the same percentage of our global volume in 2012 as it did in 2011. In this way, for example, we seek to eliminate the impact for comparative purposes of faster growth in countries with lower revenue per hectoliter. In Brazil, we expect 2012 beer revenue per hectoliter growth to be in line with inflation, although growth in the first quarter of 2012 will be below this average due to a difficult comparable, and is not indicative of the expected performance for the full year.

We expect cost of sales per hectoliter to increase by mid single digits in 2012 on a constant geographic basis, with global commodity cost increases being partly mitigated by procurement savings and efficiency gains in our operations.

We expect distribution expenses per hectoliter to increase by mid to high single digits in 2012. It should also be noted that the distribution system in the United States has been amended from a freight pass through system to a delivered price model. As a consequence of this change, starting in 2012, our cost of sales will be reduced and our distribution expenses will be increased, with no net impact on EBITDA, as defined. The 2012 quarterly results will therefore include a scope adjustment between cost of sales and distribution expenses of approximately 6% of 2011 North America cost of sales.

We aim to continue to drive top-line performance by investing behind our brands. This will likely lead to an increase in sales and marketing expenses of mid to high single digits in absolute terms in 2012 as compared to 2011.

For the full year 2012, we expect the average coupon on net debt to be in the range of 5.0% to 5.5% per annum.

Our expectation for net capital expenditure in 2012 is approximately USD 3.2 billion.

On 31 December 2011, approximately one third of our gross debt was denominated in currencies other than the U.S. dollar, principally the euro and the Brazilian real. We remain fully committed to deleveraging and reducing our ratio of net debt to EBITDA, as defined, (adjusted for exceptional items) to 2:1 during the course of 2012.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

Administrative, Management, Supervisory Bodies and Senior Management Structure

Our management structure is a “one-tier” governance structure composed of our Board, a Chief Executive Officer responsible for our day-to-day management and an executive board of management chaired by our Chief Executive Officer. Since 1 January 2011, our Board is assisted by four main committees: the Audit Committee, the Finance Committee, the Remuneration Committee and the Nomination Committee. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Information about Our Committees.”

Board of Directors

Role and Responsibilities, Composition, Structure and Organization

The role and responsibilities of our Board, its composition, structure and organization are described in detail in our corporate governance charter (“Corporate Governance Charter”) which is available on our website: http://www.ab-inbev.com/go/corporate_ governance/corporate_governance_charter.

Our Board may be composed of a maximum of 14 members. There are currently 12 directors, all of whom are non-executives. At the annual shareholders meeting of 25 April 2012, the mandate of Peter Harf will come to an end. Awaiting the election of his successor, the Board will be composed of 11 directors.

Pursuant to a shareholders’ agreement in which certain of our key shareholders agree to hold certain of their interests in us through Stichting Anheuser-Busch InBev, a foundation organized under the laws of the Netherlands (the “Stichting”), the holder of the class A Stichting certificates and the holder of the class B Stichting certificates each have the right to nominate four of our directors (see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders”). The Stichting board of directors (which consists of eight directors, four of whom are appointed by the holder of the class A certificates, and four of whom are appointed by the holder of the class B certificates) may nominate four to six directors to our Board who are independent of shareholders, based on recommendations of our Nomination Committee.

As a consequence, our Board is currently composed of four members nominated by Eugénie Patri Sébastien S.A. (which represents Interbrew’s founding Belgian families and holds the class A Stichting certificates), four members nominated by BRC S.à.R.L. (which represents the Brazilian families that were previously the controlling shareholders of Ambev and holds the class B Stichting certificates) and four independent directors. The independent directors are recommended by our Nomination Committee, nominated by the Stichting board and are subsequently elected by our shareholders’ meeting (at which the Stichting, together with its related parties, has the majority of the votes). Our Board was enlarged to 13 members through the addition of the former Anheuser-Busch President and Chief Executive Officer, August A. Busch IV, on 29 September 2008. The term of August Busch IV has come to an end at the annual shareholders meeting of 26 April 2011. At the annual shareholders meeting of 25 April 2012, the mandate of Peter Harf will come to an end. Awaiting the election of his successor, the Board will be composed of eleven directors, three of whom are independent directors.

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

The composition of our Board is currently as follows:

Name	Principal function	Nature of directorship	Initially appointed	Term expires

Paul Cornet de Ways Ruart	Director	Non-executive, nominated by the holders of class A Stichting certificates	2011	2015
Stéfan Descheemaeker	Director	Non-executive, nominated by the holders of class A Stichting certificates	2008	2015
Olivier Goudet	Independent director	Non-executive	2011	2015

Name	Principal function	Nature of directorship	Initially appointed	Term expires
Peter Harf	Independent director	Non-executive, Chairman of our Board	2002	2012
Jorge Paulo Lemann	Director	Non-executive, nominated by the holders of class B Stichting certificates	2004	2014
Grégoire de Spoelberch	Director	Non-executive, nominated by the holders of class A Stichting certificates	2007	2014
Kees J. Storm	Independent director	Non-executive	2002	2013
Marcel Herrmann Telles	Director	Non-executive, nominated by the holders of class B Stichting certificates	2004	2014
Roberto Moses Thompson Motta	Director	Non-executive, nominated by the holders of class B Stichting certificates	2004	2014
Alexandre Van Damme	Director	Non-executive, nominated by the holders of class A Stichting certificates	1992	2014
Carlos Alberto Sicupira	Director	Non-executive, nominated by the holders of class B Stichting certificates	2004	2014
Mark Winkelman	Independent director	Non-executive	2004	2014

At the next annual shareholders meeting on 25 April 2012, the mandate of Peter Harf will come to an end. Kees Storm will replace him as Chairman of our Board.

As the search process for a successor to Peter Harf has not yet been finalized, no candidate will be nominated as a new independent director at the next annual shareholders meeting of 25 April 2012.

The business address for all of our directors is: Brouwerijplein 1, 3000 Leuven, Belgium.

Mr. Cornet de Ways Ruart is a representative of the main shareholders (nominated by Eugénie Patri Sébastien S.A., the holder of the class A Stichting certificates). Born in 1968, he is a Belgian citizen and holds a Masters Degree as a Commercial Engineer from the Catholic University of Louvain and an MBA from the University of Chicago. From 2006 to 2008, he was Senior Director of Corporate Development at Yahoo! Europe, Middle East & Africa, and from 2009 to the present, Chief of Staff and Senior Director, Audience Finance and Corporate Development. Prior to joining Yahoo!, Mr. Cornet was Director of Strategy for Orange UK and spent seven years with McKinsey & Company in London and Palo Alto, California. He is also a member of the Boards of Directors of EPS, Rayvax, Adrien Invest and several venture capital backed technology companies.

Mr. Descheemaeker is a representative of the main shareholders (nominated by Eugénie Patri Sébastien S.A., the holder of the class A Stichting certificates). Born in 1960, he is a Belgian citizen and holds a Masters Degree in Commercial Engineering from Solvay Business School. He began his professional career with the Belgian Ministry of Finance and then worked in an investment group until 1996, when he joined Interbrew as head of Strategy & External Growth, managing its M&A activities, culminating with the combination of Interbrew and Ambev. In 2004, he transitioned to operational management, in charge of Interbrew’s operations in the U.S. and Mexico, and then as InBev’s Zone President Central and Eastern Europe, and, eventually, Western Europe. In 2008, Mr. Descheemaeker ended his operational responsibilities at Anheuser-Busch InBev and joined our Board as a non-executive Director. He was appointed Chief Financial Officer of Delhaize Group in January 2009 and appointed Chief Executive Officer of Delhaize Europe in January 2012. He is also a member of the Universite Libre de Bruxelles (ULB) Foundation.

Mr. Goudet is an independent Board member. Born in 1964, he is a French citizen. He holds a Degree in Engineering from l’Ecole Centrale de Paris and graduated from the ESSEC Business School in Paris with a major in Finance. He joined Mars, Inc. in 1990, serving on the finance team of the French business. After six years, he left Mars to join the VALEO Group, where he held several senior executive positions. In 1998, he returned to Mars, where he became Chief Financial Officer in 2004. In 2008, his role was broadened to the position of Executive Vice President and Chief Financial Officer. Mr. Goudet is a Director of the Wm. Wrigley Jr. Company, Mars’ gum and confections subsidiary, where Berkshire Hathaway is a minority investor. He is also a board member of the Washington Performing Arts Society, having served previously as Chairman of its finance committee.

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

Mr. Lemann is a representative of the main shareholders (nominated by BRC S.à.R.L., the holder of the class B Stichting certificates). Born in Brazil in 1939, he received a Bachelors Degree from Harvard University in 1961. Mr. Lemann founded and was senior partner of Banco de Investimentos Garantia S.A. in Brazil from 1971 through June 1998, when it was sold to Credit Suisse First Boston. Until early 2005, he was a Director of The Gillette Company in Boston, Swiss Re in Zurich and of Lojas Americanas in São Paulo. He was also Chairman of the Latin American Advisory Committee of the NYSE. He is a co-founder and Board member of Fundação Estudar, a non-profit organization that provides scholarships for Brazilians, and Endeavor, an international non-profit organization that supports entrepreneurs in emerging markets. He has also supported educational institutions including Harvard and the University of Illinois with leadership and endowment gifts over the years.

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

Mr. Storm is an independent Board member. Born in 1942, he is a Dutch citizen and received an MA in Business Economics from the University of Rotterdam in 1969. His first role after graduating was as an assistant accountant at Moret & Limperg. After six successful years there, he was appointed to the Executive Board of Kon Scholten-Honig in 1976. He was then a member of the Executive Board of AEGON, the life insurance group, where he subsequently took responsibility for regions including the USA, the Netherlands and Europe, becoming Chairman of the Executive Board in 1993 until his retirement in 2002. He is currently Chairman of the Supervisory Board of KLM, the airline carrier of the Netherlands, Chairman of the Supervisory Board of PON Holdings, a member of the Supervisory Board of AEGON and a member of the Board of Directors of Baxter International (including member of the audit committee) and Unilever (Vice Chairman and Chairman of the audit committee). His interest in improving healthcare has also led him to active involvement with the Amsterdam Cancer Center and the Health Insurance Fund.

Mr. Telles is a representative of the main shareholders (nominated by BRC S.à.R.L., the holder of the class B Stichting certificates). Born in 1950, he is a Brazilian citizen and holds a Degree in Economics from Universidade Federal do Rio de Janeiro and attended the Owners/Presidents Management Program at Harvard

Business School. He was Chief Executive Officer of Brahma and Ambev and has been a member of the Board of Directors of Ambev since 2000. He is also a member of the Board of Directors of Burger King Worldwide Holdings; a member of the Advisory Board of Itau/Unibanco; a member of the Harvard Business School’s Board of Dean’s Advisors; co-founder and Board member of Fundação Estudar, a non-profit organization that provides scholarships for Brazilians; and a founder and Chairman of Ismart, a non-profit organization that provides scholarships to low-income students.

Mr. Thompson Motta is a representative of the main shareholders (nominated by BRC S.à.R.L., the holder of the class B Stichting certificates). Born in 1957, he is a Brazilian citizen and holds a Degree in Mechanical Engineering from Pontificia Universidade Católica do Rio de Janeiro and an MBA from the Wharton School of the University of Pennsylvania. From 1993 to 2004, he was a managing partner of GP Investimentos, the largest private equity group in Brazil, and a Board member until 2010. Mr. Thompson Motta is also a Board member of Ambev S.A., Lojas Americanas; and São Carlos Empreendimentos e Participações S.A.

Mr. Van Damme is a representative of the main shareholders (nominated by Eugénie Patri Sébastien S.A., the holder of the class A Stichting certificates). Born in 1962, he is a Belgian citizen and graduated from Solvay Business School, Brussels. Mr. Van Damme joined the beer industry early in his career and held various operational positions within Interbrew until 1991, including Head of Corporate Planning and Strategy. He has managed several private venture holding companies and is currently a director of Patri S.A. (Luxembourg) and of Burger King Worldwide Holdings. He is also a Board member of UCB, the Belgian pharmaceutical company; an administrator of the InBev Baillet-Latour Fund, a foundation that encourages social, cultural, artistic, technical, sporting, educational and philanthropic achievements.

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

Mr. Winkelman is an independent Board member. Born in 1946, he is a citizen of the Netherlands and holds a Degree in Economics from the Erasmus University in Rotterdam, and an MBA from the Wharton School at the University of Pennsylvania, where he is a trustee and chairman of the Penn Medicine Board. He served as a Management Committee member of Goldman Sachs & Co. from 1988 to 1994, where he is now a Senior Director. Before joining Goldman Sachs & Co. in 1978, he served at the World Bank for four years as a senior investment officer.

General Information on the Directors

In relation to each of the members of our Board, other than as set out below, we are not aware of (i) any convictions in relation to fraudulent offenses in the last five years, (ii) any bankruptcies, receiverships or liquidations of any entities in which such members held any offices, directorships, or partner or senior management positions in the last five years, or (iii) any official public incrimination and/or sanction of such members by statutory or regulatory authorities (including designated professional bodies), or disqualification by a court from acting as a member of the administrative, management or supervisory bodies of an issuer or from acting in the management or conduct of the affairs of any issuer for at least the previous five years.

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

Over the five years preceding the date of this Form 20-F, the members of our Board hold or have held the following main directorships (apart from directorships they have held with us and our subsidiaries) or memberships of administrative, management or supervisory bodies and/or partnerships:

Name	Current	Past
Paul Cornet	Eugénie Patri Sébastien S.A., Rayvax Société d’Investissement S.A., Adrien Invest and the Stichting
Stéfan Descheemaeker	Eugénie Patri Sébastien S.A., the Stichting and Delhaize Group	—
Olivier Goudet	Wm. Wrigley Jr. Company and the Washington Performing Arts Society
Peter Harf	Reckitt Benckiser, Coty, Labelux, DKMS Deutsche Knochenmarkspenderdatei, DKMS Americas and Burger King Worldwide Inc.	Brunswick
Jorge Paulo Lemann	Harvard Business School’s Board of Dean’s Advisors, 3G Capital, Inc., Fundação Estudar, Fundação Lemann, the Stichting and Instituto Veris—IBMEC São Paulo	Lojas Americanas S.A., São Carlos Empreendimentos e Participações S.A., GP Investimentos, The Gillette Company, Swiss Re, DaimlerChrysler (International Advisory Board), NYSE (Latin American Advisory Board)
Grégoire de Spoelberch	Agemar S.A., Wernelin S.A., Fiprolux S.A., Eugénie Patri Sébastien S.A., the Stichting, G.D.S. Consult, Cobehold, Compagnie Benelux Participations, Vervodev, Wesparc, Groupe Josi(1), Financière Stockel(1), Immobilière du Canal(1), Verlinvest(1), Midi Developpement(1) , Solferino Holding S.A., Navarin S.A. and Fonds InBev Baillet Latour.	Atanor(1), Amantelia(1), Demeter Finance, Lunch Garden Services(1), Lunch Garden(1), Lunch Garden Management(1), Lunch Garden Finance(1), Lunch Garden Concepts(1), HEC Partners(1), Q.C.C.(1), A.V.G. Catering Equipment(1), Immo Drijvers-Stevens(1), Elpo-Cuisinex Wholesale(1)
Kees J. Storm	Unilever N.V., Unilever Plc, Baxter International Inc., Pon Holdings B.V., AEGON N.V. and Koninklijke Luchtvaart Maatschappij N.V.	Royal Wessanen N.V. and Laurus N.V.
Marcel Herrmann Telles	3G Capital, Inc., Burger King Worldwide Holdings, Inc., Instituto de Desenvolvimento Gerencial—INDG, Fundação Estudar, Instituto Social Maria Telles, the Stichting and Harvard Business School’s Board of Dean’s Advisors	Lojas Americanas S.A., São Carlos Empreendimentos e Participações S.A., Editora Abril S.A. GP Investimentos and Instituto Veris—IBMEC São Paulo
Roberto Moses Thompson Motta	São Carlos Empreendimentos e Participações S.A., Lojas Americanas S.A., B2W Companhia Global do Varejo, 3G Capital, Inc., the Stichting and Ambev SA.	GP Investment Limited, Mcom Wireless Ltda. and LPDS Participações S.A.
Alexandre Van Damme	Royal Sporting Club Anderlecht, UCB S.A., Burger King Worldwide Holdings Inc., the Stichting and Eugénie Patri Sébastien S.A.
Carlos Alberto Sicupira	B2W Companhia Global do Varejo, São Carlos Empreendimentos e Participações S.A, Burger King Worldwide Holdings, Inc., Lojas Americanas S.A., 3G Capital, Inc.,	ALL América Latina Logística S.A. and GP Investimentos

Name	Current	Past
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

Our Chief Executive Officer leads an executive board of management which comprises the Chief Executive Officer, seven global functional heads and six geographic business zone presidents.

The other members of the executive board of management work with our Chief Executive Officer to enable our Chief Executive Officer to properly perform his duties of daily management.

Although exceptions can be made in special circumstances, the upper age limit for the members of our executive board of management is 65, unless their employment contract provides otherwise.

Our executive board of management currently consists of the following members:

Name	Function
Carlos Brito	Chief Executive Officer
Felipe Dutra	Chief Financial Officer
Claudio Braz Ferro	Chief Supply Officer
Chris Burggraeve	Chief Marketing Officer
Sabine Chalmers	Chief Legal and Corporate Affairs Officer
Claudio Garcia	Chief People and Technology Officer
Tony Milikin	Chief Procurement Officer
Bernardo Pinto Paiva	Chief Sales Officer
Jo Van Biesbroeck	Zone President Western Europe and Chief Strategy Officer
Miguel Patricio	Zone President Asia Pacific
Stuart MacFarlane	Zone President Central & Eastern Europe
Francisco Sà	Zone President Latin America South
João Castro Neves	Zone President Latin America North
Luiz Fernando Edmond	Zone President North America

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

Claudio Braz Ferro is our Chief Supply Officer. Born in 1955, Mr. Braz Ferro is a Brazilian citizen and holds a Degree in Industrial Chemistry from the Universidade Federal de Santa Maria and has studied Brewing Science at the Catholic University of Leuven. Mr. Braz Ferro joined Ambev in 1977, where he held several key positions, including plant manager of the Skol brewery and industrial director of Brahma operations in Brazil. Mr. Braz Ferro also played a key role in structuring the supply organization when Brahma and Antarctica combined to form Ambev in 2000. He was appointed our Chief Supply Officer in January 2007.

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

Claudio Garcia is our Chief People and Technology Officer. Born in 1968, he is a Brazilian citizen and holds a Degree in Economics from the Universidade Estadual do Rio de Janeiro. Mr. Garcia joined Ambev as a management trainee in 1991 and thereafter held various positions in Finance and Operations before being appointed Information Technology and Shared Services Director in 2002. Mr. Garcia was appointed InBev’s Chief Information and Services Officer in January 2005 and its Chief People and Technology Officer in September 2006. In this role he oversees our company’s People organization globally, including the Global Management Trainee Program, Global MBA recruitment, Executive education and training and engagement initiatives.

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

Bernardo Pinto Paiva is our Chief Sales Officer. Born in 1968, he is a Brazilian citizen and holds a Degree in Engineering from Universidade Federal do Rio de Janeiro and an MBA from Pontifícia Universidade Católica, Rio de Janeiro. Mr. Pinto Paiva joined Ambev in 1991 as a management trainee and during his career at our company has held leadership positions in Sales, Supply, Distribution and Finance. He was appointed Zone President North America in January 2008 and Zone President Latin America South in January 2009 before becoming Chief Sales Officer in January 2012.

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

Francisco Sá is our Zone President Latin America South. Born in 1965, he is a Brazilian citizen and holds a Degree in Civil Engineering from Universidade Federal da Bahia and an MBA from University of California, Berkeley. He was President of Refrigerantes da Bahia S/A (Coca Bottling Company) for 7 years prior to joining Ambev in 1998. During his career at Ambev, he held several roles including Direct Distribution Manager, Regional Sales Director and VP Soft Drinks for the Latin America North Zone. Mr. Sá was appointed Zone President Central & Eastern Europe in January 2008 and took over his current role, Zone President Latin America South, in January 2012.

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

Luiz Fernando Edmond is our Zone President North America. Born in 1966, he is a Brazilian citizen and holds a Degree in Production Engineering from the Universidade Federal do Rio de Janeiro. After starting his professional career with Banco Nacional in Brazil, Mr. Edmond joined Ambev in 1990 as part of its Management Trainee Program. At Ambev, he held various positions in the Commercial, Operations and Distribution areas. He was appointed Zone President Latin America and Ambev’s Chief Executive Officer in January 2005; and Zone President North America in November 2008. He is also a member of the Board of Directors of Ambev.

Stuart MacFarlane is our Zone President Central & Eastern Europe. Born in 1967, he is a citizen of the UK and received a Degree in Business Studies from Sheffield University in the UK. He is also a qualified Chartered Management Accountant. He joined our company in 1992 and since then has held senior roles in Finance, Marketing, Sales and was Managing Director for our company’s business in Ireland. Stuart was appointed President of AB InBev UK & Ireland in January 2008 before becoming our Zone President Central & Eastern Europe in January 2012.

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

Over the five years preceding the date of this Form 20-F, the members of the executive board of management have held the following main directorships (apart from directorships they have held with us and our subsidiaries) or memberships of administrative, management or supervisory bodies and/or partnerships:

Name	Current	Past
Carlos Brito	Director of Fundaçao Antonio e Helena Zerrenner, Grupo Modelo	—
Felipe Dutra	Director of Grupo Modelo	—
Claudio Braz Ferro	—	—
Chris Burggraeve	President of World Federation of Advertisers	Operating partner in The Dellacorte Group LLC
Sabine Chalmers	Director of the Association of Corporate Counsel (ACC), Grupo Modelo	—
Claudio Garcia	—	—
Tony Milikin	—	Director of the Institute of Supply Management and Director of Supply Chain Council
Bernardo Pinto Paiva	—	—
Jo Van Biesbroeck	Director of Inno.com NV	—
Miguel Patricio	—	—
Francisco Sá	—	—
João Castro Neves	—	—
Luiz Fernando Edmond	—	—
Stuart MacFarlane

B.	COMPENSATION

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

The table below provides an overview of all of the warrants outstanding under our LTI Warrant Plan as at 31 December 2011:

LTI Plan	Issue date of warrants	Expiry date of warrants	Number of warrants granted(1)	Number of warrants outstanding	Exercise price	Number of warrants outstanding	Exercise price
				Unadjusted(2)		As adjusted as a result of rights offering(3)
			(in millions)	(in millions)	(in EUR)	(in millions)	(in EUR)
1	29 June 1999	28 June 2009	1.301	0	14.23	0	8.90
2	26 October 1999	25 October 2009	0.046	0	13.76	—	—
3	25 April 2000	24 April 2010	2.425	0	11.64	0	7.28
4	31 October 2000	30 October 2010	0.397	0	25.02	0	15.64

LTI Plan	Issue date of warrants	Expiry date of warrants	Number of warrants granted(1)		Number of warrants outstanding	Exercise price	Number of warrants outstanding	Exercise price
					Unadjusted(2)		As adjusted as a result of rights offering(3)
			(in millions)		(in millions)	(in EUR)	(in millions)	(in EUR)
5	13 March 2001	12 March 2011	1.186		0	30.23	0	18.90
6	23 April 2001	22 April 2011	0.343		0	29.74	0	18.59
7	4 September 2001	3 September 2011	0.053		0	28.69	0	17.94
8	11 December 2001	10 December 2011	1.919		0	28.87	0	18.05
9	13 June 2002	12 June 2012	0.245		0.02	32.70	0	20.44
10	10 December 2002	9 December 2012	3.464		0.02	21.83	0.09	13.65
11	29 April 2003	28 April 2008	0.066		0	19.51	—	—
12	27 April 2004	26 April 2014	3.881		0.09	23.02	0.33	14.39
13	26 April 2005	25 April 2015	2.544		0.11	27.08	0.26	16.93
14	25 April 2006	24 April 2016	0.688		0.11	38.70	0.11	24.20
15	24 April 2007	23 April 2012	0.120		0.120	55.41	—	—
16	29 April 2008	28 April 2013	0.120		0.120	58.31	—	—
17	28 April 2009	27 April 2014	1.199	(4)	1.18	21.72	—	—
18	27 April 2010	26 April 2015	0.215		0.215	37.51	—	—
19	26 April 2011	25 April 2016	0.215		0.215	40.92	—	—

	Total		20.427		2.20		0.79

Notes:

(1)	The number of warrants granted reflects the number of warrants originally granted under the LTI Warrant Plan, plus the number of additional warrants granted to holders of those warrants as a result of adjustment resulting from our rights offering in December 2008, as described in more detail below. The number of warrants remaining outstanding from such grants, and their respective exercise prices, are shown separately in the table based on whether or not the relevant warrants were adjusted in connection with our rights offering in December 2008.
(2)	Entries in the “unadjusted” columns reflect the number of warrants outstanding, and the exercise price of such warrants, in each case that were not adjusted as a result of our rights offering in December 2008, as described in more detail below.
(3)	Entries in the “adjusted” columns reflect the adjusted number of warrants outstanding, and the adjusted exercise price of such warrants as a result of our rights offering in December 2008, as described in more detail below.
(4)	984,203 of the 1,199,203 warrants granted on 28 April 2009 were granted to persons whose outstanding warrants were not adjusted as a result of our rights offering in December 2008 to compensate such persons for the effects of this non-adjustment as described in more detail below.

As of 31 December 2011, the total number of warrants granted under the LTI Warrant Plan, including the additional warrants granted to compensate for the effects of the December 2008 rights offering, is 20.427 million. As of 31 December 2011, of the 2.994 million outstanding warrants, 1.780 million were vested.

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

The adjustment was not applied to warrants owned by persons that were directors at the time the warrants were granted. In order to compensate such persons, an additional 984,203 warrants were granted under the LTI grant on 28 April 2009, as authorized by our 2009 shareholders’ meeting. 295,409 warrants out of these 984,203 warrants were granted to our current directors. The table above reflects the adjusted exercise price and adjusted number of warrants.

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

The table below gives an overview of the matching options that were granted under the Share-Based Compensation Plan that were outstanding as at 31 December 2011:

Issue Date	Number of shares granted	Number of matching options granted(3)	Number of matching options outstanding	Exercise price	Expiry date of options
	(in millions)	(in millions)	(in millions)	(in EUR)
27 April 2006	0.28	0.98	0.470	24.78	26 April 2016
2 April 2007(1)	0.44	1.42	1.034	33.59	1 April 2017
3 March 2008	0.42	1.66	1.236	34.34	2 March 2018
6 March 2009	0.16	0.40	0.209	20.49	5 March 2019
14 August 2009	1.10	3.76	3.267	27.06	13 August 2019
1 December 2009(2)	—	0.23	0.233	33.24	26 April 2016
1 December 2009(2)	—	0.38	0.386	33.24	1 April 2017
1 December 2009(2)	—	0.45	0.455	33.24	2 March 2018
1 December 2009(2)	—	0.02	0.001	33.24	5 March 2019
5 March 2010	0.28	0.70	0.610	36.52	4 March 2020
30 November 2010(2)	—	0.03	0.026	42.41	26 April 2016
30 November 2010(2)	—	0.02	0.018	42.41	1 April 2017
30 November 2010(2)	—	0.02	0.020	42.41	2 March 2018
30 November 2010(2)	—	0.03	0.035	42.41	13 August 2019
30 November 2010(2)	—	0.03	0.031	42.41	4 March 2020
30 November 2011(2)	—	0.01	0.01	44.00	26 April 2016
30 November 2011(2)	—	0.01	0.01	44.00	1 April 2017
30 November 2011(2)	—	0.01	0.01	44.00	2 March 2018
30 November 2011(2)	—	0.01	0.01	44.00	5 March 2019
30 November 2011(2)	—	0.03	0.03	44.00	13 August 2019
30 November 2011(2)	—	0.01	0.01	44.00	4 March 2020

Total	2.68	10.21	8.11

Notes:

(1)	Certain matching options granted in April 2007 have an exercise price of EUR 33.79.
(2)	Further to the establishment of our New York functional support office, we have established a “dividend waiver” program which aims at encouraging the international mobility of executives while complying with all legal and tax obligations. According to this program, where applicable, the dividend protection feature of the outstanding matching options owned by executives who moved to the United States, has been cancelled. In order to compensate for the economic loss which results from this cancellation, a number of new matching options has been granted to these executives with a value equal to this economic loss. The new options have a strike price equal to the share price on the day preceding the grant date of the options. All other terms and conditions, in particular with respect to vesting, exercise limitations and forfeiture rules of the new options are identical to the outstanding matching options for which the dividend protection feature was cancelled. The table above includes the new options.
(3)	The Share-Based Compensation Plan terms and conditions provide that, in the event that a corporate change decided by us and having an impact on our capital has an unfavorable effect on the exercise price of the matching options, the exercise price and/or number of our shares to which the options relate will be adjusted to protect the interests of the option holders. Our December 2008 rights offering constituted such a corporate change and triggered an adjustment. Pursuant to the Share-Based Compensation Plan terms and conditions, the unexercised matching options were adjusted in the same manner as the unexercised LTI warrants (see “—LTI Warrant Plan” above), and 1.37 million new matching options were granted in 2008 in connection with this adjustment. The table above reflects the adjusted exercise price and number of options.

As of 31 December 2011, of the 8.11 million outstanding matching options, 0.74 million were vested.

Share-Based Compensation Plan from 2010

As from 5 March 2010, we have modified the structure of the Share-Based Compensation Plan for certain executives, including members of our executive board of management and other senior management in our general headquarters. These executives receive their variable compensation in cash1 but have the choice to invest some or all of the value of their variable compensation in our shares to be held for a five-year period, referred to as voluntary shares. We will match such voluntary investment by granting three matching shares for each voluntary share invested, up to a limited total percentage of each executive’s variable compensation. The matching is based on the gross amount of the variable compensation invested. The percentage of the variable compensation that is entitled to get matching shares varies depending on the position of the executive. Members of our executive board of management currently may take up to a maximum of 60% of their variable compensation with matching shares. The current maximum for executives below the executive board of management is 40% or less. From 1 January 2011, the new plan structure applies to all other senior management.

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

[1]

Depending on local regulations, the cash element in the variable compensation may be replaced by options which are linked to a stock market index or an investment fund of listed European blue chip companies.

In accordance with the authorization granted in our bylaws, as amended by the general shareholders’ meeting of 26 April 2011, the variable compensation system deviates from article 520 of the Belgian Company Code, as it allows:

1.	for the variable remuneration to be paid out based on the achievement of annual targets without staggering its grant or payment over a 3-year period. However, executives are encouraged to invest some or all of their variable compensation in company shares which are blocked for 5 years (the “voluntary shares”). Such voluntary investment also leads to a grant of matching shares in the form of restricted stock units which only vest after 5 years, ensuring sustainable long-term performance;

2.	for the voluntary shares granted under the share based compensation plan to vest at their grant, instead of applying a vesting period of a minimum of 3 years. Nonetheless, as indicated above, the voluntary shares remain blocked for 5 years. On the other hand, any matching shares that are granted, will only vest after 5 years.

During 2011, we issued 1.1 million of matching restricted stock units pursuant to the new Share-Based Compensation Plan as described above, in relation to the 2010 bonus. These matching restricted stock units are valued at the share price at the day of grant, representing a fair value of approximately USD 62.9 million.

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

The table below gives an overview of the LTI stock options on our shares that have been granted under the LTI Stock Option Plan outstanding as of 31 December 2011:

Issue Date	Number of LTI stock options granted	Number of LTI stock options outstanding	Exercise price	Expiry date of options
	(in millions)	(in millions)	(in EUR)
18 December 2009	1.58	1.56	35.90	17 December 2019
30 November 2010	2.80	2.72	42.41	29 November 2020
30 November 2011	2.84	2.84	44.00	29 November 2021

The table below gives an overview of the LTI stock options on our American Depositary Shares that have been granted under the LTI Stock Option Plan outstanding as of 31 December 2011:

Issue Date	Number of LTI stock options granted	Number of LTI stock options outstanding	Exercise price	Expiry date of options
	(in millions)	(in millions)	(in USD)
30 November 2010	1.22	1.14	56.02	29 November 2020
30 November 2011	1.18	1.18	58.44	29 November 2021

Long Term Restricted Stock Unit Programs

As of 2010, we have in place three Restricted Stock Unit Programs.

Restricted Stock Units Program: this program allows for the offer of restricted stock units to certain employees in certain specific circumstances. Grants are made at the discretion of our Chief Executive Officer. For example, grants may be made to compensate for assignments of expatriates in countries with difficult living conditions. The characteristics of the restricted stock units are identical to the characteristics of the Matching Shares that are granted as part of the Share Based Compensation Plan. See “—Share-Based Compensation Plan—Share Based Compensation Plan from 2010.” The restricted stock units vest after five years and in the case of termination of service before the vesting date, specific forfeiture rules apply. In 2011, 0.05 million restricted stock units were granted under the program to our senior management.

Exceptional Incentive Restricted Stock Units Program: this program allows for the exceptional offer of restricted stock units to certain employees at the discretion of our Remuneration Committee as a long-term retention incentive for our key employees. Employees eligible to receive a grant under the program will receive two series of restricted stock units. The first half of the restricted stock units vests after five years. The second half of the restricted stock units vests after 10 years. In case of termination of service before the vesting date, specific forfeiture rules apply. In 2011, 0.09 million restricted stock units were granted under the program to our senior management.

Share Purchase Program: this program allows certain employees to purchase our shares at a discount. This program is a long-term retention incentive (i) for high-potential employees who are at a mid-manager level (“People Bet Share Purchase Program) or (ii) for newly hired employees. A voluntary investment in our shares by the participating employee is matched with a grant of three matching shares for each share invested. The discount and matching shares are granted in the form of restricted stock units which vest after five years. In case of termination before the vesting date, special forfeiture rules apply. In 2011, our employees purchased 0.01 million shares under the program.

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

Under the Program, one member of our executive board of management (Mr. Bernardo Paiva) exchanged 1.37 million Ambev shares for 0.79 million of our shares in 2011.

In addition, in total, other members of our senior management exchanged 0.36 million Ambev shares for a total of 0.25 million of our shares in 2011 (0.25 million in 2010 and 2.1 million in 2009). The fair value of these transactions amounted to approximately USD 10 million in 2011 (USD 2 million in 2010 and USD 11 million for 2009).

Programs for maintaining consistency of benefits granted and for encouraging global mobility of executives

Our Board of Directors recommended to our shareholders for approval two programs which are aimed at maintaining consistency of benefits granted to executives and at encouraging the international mobility of executives while complying with all legal and tax obligations. The programs were approved at the annual shareholders’ meeting of 27 April 2010.

The Exchange program: under this program, the vesting and transferability restrictions of the Series A Options granted under the November 2008 Exceptional Grant2 and of the Options granted under the April 2009 Exceptional Grant3 can be released e.g. for executives who move to the United States. These executives are then offered the possibility to exchange their options against a number of our shares that remain locked up until 31 December 2018. In total, in 2011, members of the executive board of management have exchanged 0.65 million Series A Options granted under the November 2008 Exceptional Grant for approximately 0.51 million shares. In total, other members of our senior management have exchanged approximately 0.5 million Series A Options granted under the November 2008 Exceptional Grant for approximately 0.4 million shares and approximately 0.8 million Options granted under the April 2009 Exceptional Grant for approximately 0.5 million shares. The exchange was based on the fair market value of the share on the day of the exchange.

The Dividend waiver program: the dividend protection feature of the outstanding options, where applicable, owned by executives who move to the United States will be cancelled. In order to compensate for the economic loss which results from this cancellation, a number of new options is granted to these executives with a value equal to this economic loss. The new options have a strike price equal to the share price on the day preceding the grant date of the options. All other terms and conditions, in particular with respect to vesting, exercise limitations and forfeiture rules of the new options are identical to the outstanding options for which the dividend protection feature is cancelled. As a consequence, the grant of these new options does not result in the grant of any additional economic benefit to the executives concerned. In 2011, 0.25 million new options were granted to members of our executive board of management who moved to the United States. The options were granted on 11 July 2011 and have a strike price of 40.35 euro, i.e., the closing share price on 8 July 2011. Approximately 0.32 million new options were granted under the program to other members of our senior management. The options were granted on 30 November 2011 and have a strike price of 44.00 euro, i.e., the closing share price on 29 November 2011. All other terms and conditions of the options are identical to the outstanding options for which the dividend protection was cancelled.

Fair Value of Our Warrants and Options

The fair value of the warrants and options under all of the plans and other grants detailed above is estimated at the relevant grant date, using a binomial Hull model, modified to reflect the IFRS 2 Share-based Payment requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option.

[2]

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

[3]

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

We expense the fair value of the warrants and options over the vesting period. When granted, the LTI warrants granted in 2011 in respect of the 2010 performance had a fair value of approximately USD 3.0 million and the options granted under the long term stock option plan had a fair value of approximately USD 66.2 million.

The weighted average fair value of all of the warrants and options under all of the plans and other grants detailed above and the assumptions used in applying the option pricing model for the grants made in 2011, 2010 and 2009 were as follows:

	Year ended 31 December
	2011	2010	2009
	(Amounts in U.S. dollars)(1)
Weighted average fair value of warrants and options granted	14.95	14.59	13.99
Share price	57.04	51.71	29.03
Average exercise price	56.88	51.61	21.62
Expected volatility	26%	26%	32%
Expected dividends	2.50%	2.35%	0.85%
Risk-free interest rate	2.84%	3.29%	3.49%

Note:

(1)	Amounts converted into USD at the closing rate of the respective period.

Expected volatility is based on historical volatility calculated using 1,766 days of historical data. In the determination of the expected volatility, we excluded the volatility measured during the period 15 July 2008 until 30 April 2009, in view of the extreme market conditions experienced during that period. The binomial Hull model assumes that all employees would immediately exercise their warrants and options if our share price is 2.5 times above the exercise price. As a result, no single expected option life applies.

The aggregate total number of our options and warrants outstanding under all the plans and other grants described above has developed as follows:

	Year ended 31 December
	2011	2010	2009
Million Options and Warrants
Options and warrants outstanding at start of period	56.1	50.8	8.8
Options and warrants issued during the period(1)	4.9	9.8	50.3
Options and warrants exercised during the period	(4.1)	(1.8)	(6.6)
Options and warrants forfeited during the period	(2.5)	(2.7)	(1.7)

Options and warrants outstanding at end of period	54.4	56.1	50.8

Note:

(1)	Comprises 0.2 million warrants granted to directors under the LTI plan (see “—LTI Warrant Plan”), 0.6 million options granted under the dividend waiver program (see “—Share-Based Compensation Plan” and “—Programs for maintaining consistency of benefits granted and encouraging global mobility of executives moving to the United States”), 4.1 million LTI stock options granted to members of the executive board of management and senior employees under the LTI Stock Option Plan (see “—LTI Stock Option Plan”).

The weighted average exercise price of our outstanding options and warrants is as follows:

	Year ended 31 December
	2011	2010	2009
	(Amounts in U.S. dollars)(1)
Warrants and options outstanding at start of period	29.88	27.37	34.42
Granted during the period	56.52	51.86	24.78
Exercised during the period	23.83	25.81	18.94
Forfeited during the period	27.65	27.76	27.48
Outstanding at the end of the period	32.98	29.88	27.37
Exercisable at the end of the period	31.91	30.71	31.16

Note:

(1)	Amounts converted into USD at the closing rate of the respective period.

Ambev Share-Based Compensation Plan

Since 2005, Ambev has had a plan which is substantially similar to the Share-Based Compensation Plan under which bonuses granted to company employees and management are partially settled in shares. In 2010, Ambev modified the plan in the same manner as our 2010 modification of our Share-Based Compensation Plan (see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share-Based Payment Plans—Share-Based Compensation Plan from 2010”). Under an equivalent five-year cliff vesting plan (that is, options become fully exercisable after five years and do not vest progressively over time), Ambev issued 3.2 million options during 2011 for which the fair value amounted to approximately USD 33 million, 3.2 million options during 2010 for which the fair value amounted to approximately USD 38 million and 1.6 million options during 2009 for which the fair value amounted to approximately USD 114 million.

In March 2011, Ambev issued under the plan (as modified in 2010) 1.4 million restricted stock units with an estimated fair value of USD 38.0 million. In 2010, Ambev issued 0.2 million restricted stock units with an estimated fair value of USD 4.0 million.

As from 2010, senior employees are eligible for an annual long-term incentive to be paid out in Ambev LTI stock options (or, in future, similar share-based instruments), depending on management’s assessment of the employee’s performance and future potential. In 2011, Ambev granted 3.1m LTI stock options with an estimated fair value of USD 40.8 million. In 2010, Ambev issued 3.4 million LTI stock options with an estimated fair value of USD 37 million.

In order to encourage the mobility of managers, the features of certain options granted in previous years have been modified whereby the dividend protection of these options was cancelled and replaced by the issuance of 2.5 million options in 2011 representing the economic value of the dividend protection feature. Since there was no change between the fair value of the original award before the modification and the fair value of the modified award after the modification, no additional expense was recorded as a result of this modification.

The weighted fair value of the options and assumptions used in applying a binomial option pricing model for the grants made by Ambev in 2011, 2010 and 2009 are as follows:

	Year ended 31 December
	2011		2010	2009(2)
	(Amounts in U.S. dollars)(1)
Fair value of options granted	11.98		11.24	10.40
Share price	29.65		24.09	15.39
Exercise price	24.73		24.57	14.94
Expected volatility	34%		28%	45%
Expected dividends	0.00% - 5.00%		2.57%	0.00%
Risk-free interest rate	3.10% - 11.89	%(3)	12.24%	12.64%

Notes:

(1)	Amounts converted into USD at the closing rate of the respective period.
(2)	Following the decision of the General Meeting of Shareholders on 17 December 2010, each common and preferred share issued by Ambev was split into five shares, without any modification to the amount of the capital stock of Ambev. As a consequence of the split of the Ambev shares by a factor of five, the exercise price and the number of options were adjusted with the intention of preserving the rights of the existing option holders. The 2009 and 2008 amounts have been adjusted for the share split.
(3)	The weighted average risk-free interest rates refer to granted ADRs and stock options respectively.

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

Board compensation in 2011

In 2011, the base annual fee for our directors was EUR 67,000 (USD 92,900) based on attendance at 10 Board meetings. The base supplement for each additional physical Board meeting or for each Committee meeting attended was EUR 1,500 (USD 2,080). Since 1999, we have also regularly issued warrants under the LTI warrant plan for the benefit of our Board members. See “—Share-Based Payment Plans—LTI Warrant Plan” for a description of the LTI warrant plan. In 2011, the base grant amounted to 15,000 LTI warrants.

The fees and warrants received by the Chairman of our Board in 2011 were double the respective base amounts. The Chairman of the Audit Committee was granted fees and warrants in 2011 which were 30% higher than the respective base amounts. All other directors received the base amount of fees and warrants. We do not provide pensions, medical benefits, benefits upon termination or end of service or other benefit programs to directors.

The table below provides an overview of the fixed and variable compensation that our directors received in 2011.

Name	Number of Board meetings attended	Annual fee for Board meetings	Fees for Committee meetings	Total fee	Number of warrants granted under LTI 19(1)
		(EUR)	(EUR)	(EUR)
August Busch IV (until 26 April 2011)	0	22,333	0	22,333	15,000
Jean-Luc Dehaene (until 26 April 2011)	1	22,333	4,500	26,833	15,000
Paul Cornet de Ways Ruart (as of 26 April 2011)	9	44,667	0	44,667	0
Stéfan Descheemaeker	10	67,000	6,000	73,000	15,000
Olivier Goudet (as of 26 April 2011)	8	44,667	12,000	56,667	0
Peter Harf	10	134,000	13,500	147,500	30,000
Jorge Paulo Lemann	11	67,000	6,000	73,000	15,000
Arnoud de Pret Roose de Calesberg (until 26 April 2011)	2	22,333	3,000	25,333	15,000
Carlos Alberto da Veiga Sicupira	10	67,000	6,000	73,000	15,000
Grégoire de Spoelberch	10	67,000	6,000	73,000	15,000
Kees J. Storm	11	87,100	24,000	111,100	20,000
Marcel Herrmann Telles	11	67,000	24,000	91,000	15,000
Roberto Moses Thompson Motta	11	67,000	6,000	73,000	15,000
Alexandre Van Damme	10	67,000	15,000	82,000	15,000
Mark Winkelman	11	67,000	12,000	79,000	15,000

All directors as group	—	913,433	138,000	1,051,433	215,000

Notes:

(1)	Warrants were granted under the LTI warrant plan in April 2011. See “—Share-Based Payment Plans—LTI Warrant Plan.” The warrants have an exercise price of 40.92 euro per share, have a term of five years and vest over a three-year period.

Warrants and options held by directors

The table below sets forth, for each of our current directors, the number of LTI warrants they owned as of 31 December 2011:

	LTI 19(2)	LTI 18	LTI 17	Rights-Offering Compensation(1)	LTI 16	LTI 15	LTI 14	LTI 13	LTI 12	LTI 10	Total options
Grant date	26 April 2011	27 April 2010	28 April 2009	28 April 2009	29 April 2008	24 April 2007	25 April 2006	26 April 2005	27 April 2004	10 Dec. 2002
Expiry date	25 April 2016	26 April 2015	27 April 2014	27 April 2014	28 April 2013	23 April 2012	24 April 2016	25 April 2015	26 April 2014	9 Dec. 2012

Paul Cornet de Ways Ruart	0	0	0	0	0	0	0	0	0	0	0
Stéfan Descheemaeker	15,000	15,000	15,000	0	0	0	0	0	0	0	45,000
Olivier Goudet	0	0	0	0	0	0	0	0	0	0	0
Peter Harf	30,000	30,000	30,000	32,274	18,000	18,000	5,513	3,121	0	0	166,908
Jorge Paulo Lemann	15,000	15,000	15,000	28,343	9,000	9,000	8,269	9,364	0	0	108,976
Marcel Herrmann Telles	15,000	15,000	15,000	28,343	9,000	9,000	8,269	9,364	0	0	108,976

	LTI 19(2)	LTI 18	LTI 17	Rights-Offering Compensation(1)	LTI 16	LTI 15	LTI 14	LTI 13	LTI 12	LTI 10	Total options
Grant date	26 April 2011	27 April 2010	28 April 2009	28 April 2009	29 April 2008	24 April 2007	25 April 2006	26 April 2005	27 April 2004	10 Dec. 2002
Expiry date	25 April 2016	26 April 2015	27 April 2014	27 April 2014	28 April 2013	23 April 2012	24 April 2016	25 April 2015	26 April 2014	9 Dec. 2012

Grégoire de Spoelberch	15,000	15,000	15,000	5,395	9,000	0	0	0	0	0	59,395

Kees J. Storm	20,000	20,000	20,000	60,660	11,700	11,700	8,269	9,364	11,016	11,016	183,725
Roberto Moses Thompson Motta	15,000	15,000	15,000	28,343	9,000	9,000	8,269	9,364	0	0	108,976
Alexandre Van Damme	15,000	15,000	15,000	55,365	9,000	9,000	8,269	9,364	11,016	0	147,014

Carlos Alberto da Veiga Sicupira	15,000	15,000	15,000	28,343	9,000	9,000	8,269	9,364	0	0	108,976
Mark Winkelman	15,000	15,000	15,000	28,343	9,000	9,000	8,269	9,364	0	0	108,976

Strike price (EUR)	40.92	37.51	21.72	21.72	58.31	55.41	38.70	27.08	23.02	21.83

Notes:

(1)	These warrants are part of the 984,203 warrants that were granted on 28 April 2009 to compensate for warrants that were not adjusted to take account of the effects of our December 2008 rights offering. See “—Share-based Payment Plans—LTI Warrant Plan” for more details.
(2)	Warrants were granted under the LTI warrant plan in April 2011. See “—Share-Based Payment Plans—LTI Warrant Plan.” The warrants have an exercise price of 40.92 euro per share, have a term of five years and vest over a three-year period.
(3)	In March 2011 Stéfan Descheemaeker exercised 55,982 warrants of the LTI 8 Series, 80,577 warrants of the LTI 13 Series and 27,991 warrants of the LTI 9 Series. In November 2011 he exercised 54,909 options of the Matching Options 2006 Series. In November 2011 Peter Harf exercised 6,243 warrants of the LTI 13 Series and 2,756 warrants of the LTI 14 Series. In November 2011 Alexandre Van Damme exercised 8,100 warrants of the LTI 9 Series.

Board share ownership

The table below sets forth the number of our shares owned by our directors as at 1 March 2012:

Name	Number of our shares held(1)	% of our outstanding shares

Paul Cornet de Ways Ruart	(*)	(*)
Stéfan Descheemaeker	(*)	(*)
Olivier Goudet	(*)	(*)
Peter Harf	(*)	(*)
Marcel Herrmann Telles	(*)	(*)
Jorge Paulo Lemann	(*)	(*)
Grégoire de Spoelberch	(*)	(*)
Kees J. Storm	(*)	(*)
Roberto Moses Thompson Motta	(*)	(*)
Alexandre Van Damme	(*)	(*)
Carlos Alberto da Veiga Sicupira	(*)	(*)
Mark Winkelman	(*)	(*)

TOTAL	698,808	<1%

Note:

(*)	Each director owns less than 1% of our outstanding shares as of 1 March 2012.

Executive Board of Management4

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

Our compensation system is designed to support our high-performance culture and the creation of long-term sustainable value for our shareholders. The goal of the system is to reward executives with market-leading compensation, which is conditional upon both company and individual performance, and ensures alignment with shareholders’ interests by strongly encouraging executive ownership of shares in our company.

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

In 2011, based on his employment contract, our Chief Executive Officer earned a fixed salary of EUR 1.16 million (USD 1.64 million). The other members of our executive board of management earned an aggregate base salary of EUR 6.19 million (USD 8.73 million).

Variable Compensation – Annual incentive

The variable compensation element of remuneration for members of our executive board of management is designed to encourage executives to drive our short- and long-term performance.

[4]

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

The target variable compensation is expressed as a percentage of the annual base salary of the executive.

The percentage of variable compensation effectively paid is directly linked to the achievement of annual company, entity and individual targets which are based on performance metrics. For 2011 company and entity targets were related to EBITDA, cash flow, operating costs and market share. Below a hurdle no incentive is earned (as was the case for the majority of the members of the Executive Board of Management in 2008). Even if company or entity targets are achieved, individual payments are dependent on each executive’s achievement of individual performance targets. Company and entity targets achievement is assessed by the Remuneration Committee on the basis of accounting and financial data. The Remuneration Committee also approves the individual targets achievement of the CEO and, upon recommendation of the CEO, of the Executive Board of Management.

Variable compensation is generally paid annually in arrears after publication of our full-year results. In 2009, in order to align the organization against the delivery of specific targets following the Anheuser-Busch acquisition, the Board decided to apply semi-annual targets which resulted in a semi-annual payment of 50% of the annual incentive, respectively in August 2009 and in March 2010. As of 2010, variable compensation is again paid annually in arrears after publication of our full-year results in or around March each year.

Variable compensation for performance in 2010 – Paid in March 2011

For the full year 2010, the Chief Executive Officer earned variable compensation of EUR 3.16 million (USD 4.18 million). The other members of the executive board of management earned aggregate variable compensation of EUR 9.59 million (USD 12.67 million).

The amount of variable compensation is based on our company’s performance during the year 2010 and the executives’ individual target achievement. The variable compensation was paid in March 2011. See “—Share-Based Payment Plans—Share-Based Compensation Plan.”

The following table sets forth information regarding the number of our shares voluntarily acquired and matching shares granted in March 2011 (variable compensation awarded for performance in 2010) to our Chief Executive Officer and the other members of our executive board of management under the Share-Based Compensation Plan. See “—Share-Based Payment Plans—Share-Based Compensation Plan.” The matching shares were granted in the form of restricted stock units and vest after five years, on 3 March 2016:

Name	Our Shares acquired	Matching Shares granted
Carlos Brito – CEO	51,823	155,070
Chris Burggraeve	7,238	25,673
Sabine Chalmers	6,822	24,194
Felipe Dutra	15,380	46,024
Claudio Braz Ferro	11,722	35,274
Tony Milikin	4,584	25,165
Claudio Garcia	5,566	27,328
Miguel Patricio	23,118	69,370
Jo Van Biesbroeck	0	0
Francisco Sá	6,250	18,754
João Castro Neves (1)	0	0
Luiz Fernando Edmond	10,438	31,104
Bernardo Pinto Paiva (1)	0	0

Note:

(1)	João Castro Neves, Zone President Latin America North, and Bernardo Pinto Paiva, while in his role as Zone President Latin America South until January 2012, reported to the Board of Directors of Ambev and participated in the incentive plans of Companhia de Bebidas das Americas – Ambev that are disclosed separately by Ambev.

Variable compensation for performance in 2011 – Paid in March 2012

For the full year 2011, the Chief Executive Officer earned variable compensation of EUR 1.33 million (USD 1.88 million). The other members of the executive board of management earned aggregate variable compensation of EUR 6.46 million (USD 9.11 million).

The amount of variable compensation is based on our company’s performance during the year 2011 and the executives’ individual target achievement. The variable compensation was paid in March 2012.

Long-Term Incentive Stock Options

The following table sets forth information regarding the number of stock options granted in 2011 under the 2009 Long-Term Incentive Stock-Option Plan to our Chief Executive Officer and the other members of our executive board of management. See “—Share-Based Payment Plans—LTI Stock-Option Plan” above.

The options were granted on 30 November 2011, have an exercise price of EUR 44.00 and become exercisable after five years, on 30 November 2016:

Name	Long-Term Incentive options granted
Carlos Brito – CEO	280,273
Chris Burggraeve	57,293
Sabine Chalmers	63,022
Felipe Dutra	100,836
Claudio Braz Ferro	57,293
Tony Milikin	19,479
Claudio Garcia	57,293
Miguel Patricio	103,128
Jo Van Biesbroeck	57,293
Francisco Sá	57,293
João Castro Neves (1)	0
Luiz Fernando Edmond	103,128
Bernardo Pinto Paiva (1)	0

Note:

(1)	João Castro Neves, Zone President Latin America North, and Bernardo Pinto Paiva, while in his role as Zone President Latin America South until January 2012, reported to the Board of Directors of Ambev and participated in the incentive plans of Companhia de Bebidas das Americas – Ambev that are disclosed separately by Ambev.

Programs for maintaining consistency of benefits granted and for encouraging global mobility of executives

In 2011, members of our executive board of management participated in the Exchange program and exchanged approximately 0.65 million Series A Options granted under the November 2008 Exceptional Grant for approximately 0.51 million of our ordinary shares.

In addition, under the Dividend waiver program in 2011, 0.25 million new options were granted to members of our executive board of management who moved to the United States. The options were granted on 11 July 2011 and have a strike price of 40.35 EUR, i.e. the closing share price on 8 July 2011.

Post-Employment Benefits

We sponsor various post-employment benefit plans worldwide. These include pension plans, both defined contribution plans and defined benefit plans, and other post-employment benefits. See note 24 to our audited consolidated financial statements as of 31 December 2011 and 2010, and for the three years ended 31 December 2011 for further details on our employee benefits.

Defined contribution plans. For defined contribution plans, we pay contributions to publicly or privately administered pension funds or insurance contracts. Once the contributions have been paid, we have no further payment obligation. The regular contribution expenses constitute an expense for the year in which they are due. For 2011, our defined contribution expenses amounted to USD 39 million compared to USD 44 million for 2010.

Defined benefit plans. We contribute to 61 defined benefit plans, of which 45 are retirement plans and 16 are medical cost plans. Most plans provide benefits related to pay and years of service. In 2011, the deficit under our post-employment and long-term employee benefit plans increased to USD 3,430 million. In 2012, we expect to contribute approximately USD 368 million to our funded defined benefit plans and USD 91 million to our unfunded defined benefit plans and post-retirement medical plans.

Our executives participate in our pension schemes in either Belgium or their home country. These schemes are in line with predominant market practices in the respective geographic environments.

Our Chief Executive Officer participates in a defined contribution plan. Our annual contribution to his plan amounts to approximately USD 0.24 million. The total amount we had set aside to provide pension, retirement or similar benefits for members of our executive board of management in the aggregate as of 31 December 2011 was USD 3 million, as compared to USD 2 million as of 31 December 2010. See note 32 to our audited consolidated financial statements as of 31 December 2011 and 2010, and for the three years ended 31 December 2011.

Other Compensation

We also provide executives with life and medical insurance and perquisites and other benefits that are competitive with market practice in the markets where such executives are employed. In addition, our Chief Executive Officer, for a limited period of time, enjoys certain expatriate perquisites i.e. a housing allowance and a schooling allowance in accordance with local market practice.

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

Termination arrangements are in line with legal requirements and/or jurisprudential practice. The termination arrangements for the members of the executive board of management provide for a termination indemnity of 12 months of remuneration including variable compensation in case of termination without cause. The variable compensation for purposes of the termination indemnity shall be calculated as the average of the variable compensation paid to the executive for the last two years of employment prior to the year of termination. In addition, if we decide to impose upon the executive a non-compete restriction of twelve months, the executive shall be entitled to receive an additional indemnity of six months.

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

Warrants and Options owned by Executives

The table below sets forth the number of LTI warrants and matching options owned by the members of our executive board of management in aggregate as of 31 December 2011 under the LTI Warrant Plans, LTI Stock-Option Plan, the Share-Based Compensation Plans and the 2008 Exceptional Grant. Since 2006, LTI warrants were no longer granted to our executive board of management. See “—Share-Based Payment Plans” above.

Program	Warrants and Options held in aggregate by our executive board of management	Strike price (EUR)	Grant date	Expiry date

LTI Warrant Plan 8(1)	0	18.05	11 December 2001	10 December 2011
LTI Warrant Plan 12	143,955	14.39	27 April 2004	26 April 2014
LTI Warrant Plan 13	95,170	16.93	26 April 2005	25 April 2015
LTI Stock-Option Plan 2009	1,174,417	35.90	18 December 2009	17 December 2019
LTI Stock-Option Plan 2009	922,327	42.41	30 November 2010	29 November 2020
LTI Stock-Option Plan 2009	956,331	44.00	30 November 2011	29 November 2021
Matching options 2009	1,730,435	27.06	14 August 2009	13 August 2019
Matching options 2009	80,765	20.49	6 March 2009	5 March 2019
Matching options 2008	634,033	34.34	3 March 2008	2 March 2018
Matching options 2008 - Dividend Waiver 09(2)	317,635	33.24	1 December 2009	2 March 2018
November 2008 Exceptional Grant Options Series A(3)	1,265,194	10.32	25 November 2008	24 November 2018
November 2008 Exceptional Grant Options Series A	903,710	10.50	25 November 2008	24 November 2018
November 2008 Exceptional Grant Options Series A – Dividend Waiver 09(2)	355,280	33.24	1 December 2009	24 November 2018
November 2008 Exceptional Grant Options Series B	903,710	10.50	25 November 2008	24 November 2023
November 2008 Exceptional Grant Options Series B	5,096,925	10.32	25 November 2008	24 November 2023
November 2008 Exceptional Grant Options Series B – Dividend Waiver 09(2)	2,589,811	33.24	1 December 2009	24 November 2023
November 2008 Exceptional Grant Options Series B – Dividend Waiver 11(5)	243,901	40.35	11 July 2011	24 November 2023
Matching options 2007	513,598	33.59	2 April 2007	1 April 2017
Matching options 2007 – Dividend Waiver 09(2)	317,713	33.24	1 December 2009	1 April 2017
Matching options 2006(4)	286,424	24.78	27 April 2006	26 April 2016
Matching options 2006 – Dividend Waiver 09(2)	177,792	33.24	1 December 2009	23 April 2016

Notes:

(1)	In May 2011, Jo Van Biesbroeck exercised 55,982 warrants of the LTI 8 series.
(2)	Options granted under the dividend waiver program. See “—Share-Based Payment Plans.”
(3)	361,484 options were exchanged by Bernardo Paiva in July 2011 and 289,187 options were exchanged by Jo Van Biesbroeck in December 2011 See ‘-Programs for maintaining consistency of benefits granted and for encouraging global mobility.”
(4)	In September 2011, Sabine Chalmers exercised 19,503 options of the Matching options 2006 Series.
(5)	Options granted under the dividend waiver program. See “—Share-Based Payment Plans.” 243,901 options were granted to Bernardo Paiva in July 2011.

Executive Share Ownership

The table below sets forth the number of our shares owned by the members of the executive board of management as at 1 March 2012:

Name	Number of our shares held	% of our outstanding shares
Carlos Brito	(*)	(*)
Sabine Chalmers	(*)	(*)
Jo Van Biesbroeck	(*)	(*)
Felipe Dutra	(*)	(*)
Claudio Garcia	(*)	(*)
Claudio Ferro	(*)	(*)
Chris Burggraeve	(*)	(*)
Stuart MacFarlane	(*)	(*)
Tony Milikin	(*)	(*)
Miguel Patricio	(*)	(*)
Francisco Sá	(*)	(*)
João Castro Neves	(*)	(*)
Luiz Fernando Edmond	(*)	(*)
Bernardo Pinto Paiva	(*)	(*)

TOTAL	6,489,838	<1%

Note:

(*)	Each member of our executive board of management owns less than 1% of our outstanding shares as of 1 March 2012.

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

August A. Busch IV Consulting Agreement

In connection with the Anheuser-Busch acquisition, we entered into a consulting agreement with Mr. Busch IV which became effective as of the closing of the Anheuser-Busch merger and will continue until 31 December 2013. In his role as consultant, Mr. Busch IV will, at the request of our Chief Executive Officer, provide advice to us on Anheuser-Busch new products and new business opportunities; review Anheuser-Busch marketing programs; meet with retailers, wholesalers and key advertisers of Anheuser-Busch; attend North American media events; provide advice with respect to Anheuser-Busch’s relationship with charitable organizations and the communities in which it operates; and provide advice on the taste, profile, and characteristics of the Anheuser-Busch malt-beverage products. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Consulting Agreement.” The end of the mandate of Mr. Busch IV as director of our company at the annual shareholders meeting of 26 April 2011 has no impact on the consulting agreement.

Information about Our Committees

General

As of 1 January 2011, our Board is assisted by four committees: the Audit Committee, the Finance Committee, the Remuneration Committee and the Nomination Committee.

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

The current members of the Audit Committee are Olivier Goudet, Peter Harf and Kees Storm (Chairman). Olivier Goudet succeeded to Jean-Luc Dehaene who retired from the Board and the Audit Committee as of 27 April 2011. As of 26 April 2012, Peter Harf will retire from the Board and the Audit Committee and Mark Winkelman will join the Audit Committee. From 26 April 2012, Kees Storm will succeed to Peter Harf as Chairman of our Board. Mr. Goudet will replace him as Chairman of the Audit Committee. Each member of our Audit Committee is an independent director according to our Corporate Governance Charter (see “—Directors and Senior Management—Board of Directors—Role and Responsibilities, Composition, Structure and Organization”) and under Rule 10A-3 under the Exchange Act. There is no minimum size for the Audit Committee.

Our Board of Directors has determined that Kees J. Storm is an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act.

The Audit Committee assists our Board in its responsibility for oversight of (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) the statutory auditors’ qualification and independence, and (iv) the performance of the statutory auditors and our internal audit function. The Audit Committee is entitled to review information on any point it wishes to verify, and is authorized to acquire such information from any of our employees. The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the statutory auditor. It also establishes procedures for confidential complaints regarding questionable accounting or auditing matters. It is also authorized to obtain independent advice, including legal advice, if this is necessary for an inquiry into any matter under its responsibility. It is entitled to call on the resources that will be needed for this task. It is entitled to receive reports directly from the statutory auditor, including reports with recommendations on how to improve our control processes.

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

The current members of the Finance Committee are Stéfan Descheemaeker, Alexandre Van Damme (Chairman), Jorge Paulo Lemann, Roberto Moses Thompson Motta and Mark Winkelman. Alexandre Van Damme succeeded to Arnoud de Pret who retired from the Board and the Finance Committee as of 27 April 2011.

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

The current members of the Remuneration Committee are Marcel Herrmann Telles (Chairman), Olivier Goudet and Mark Winkelman.

The Committee meets at least four times a year, and more often if required, and can be convoked by its Chairman or at the request of at least two of its members. The Committee holds the majority of its physical meetings in Belgium.

The Remuneration Committee’s principal role is to guide the Board with respect to all its decisions relating to the remuneration policies for the Board, the Chief Executive Officer and the executive board of management and on their individual remuneration packages. The Committee ensures that the Chief Executive Officer and members of the executive board of management are incentivized to achieve, and are compensated for, exceptional performance. The Committee also ensures the maintenance and continuous improvement of our company’s compensation policy which will be based on meritocracy with a view to aligning the interests of its employees with the interests of all shareholders.

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

The current members of the Nomination Committee are Carlos Alberto Sicupira, Grégoire de Spoelberch, Peter Harf, Marcel Herrmann Telles (Chairman) and Alexandre Van Damme. As of 26 April 2012, Peter Harf will retire from the Board and the Nomination Committee. He will be succeeded by Kees Storm, who will also become Chairman of the Board.

There is no minimum size for the Nomination Committee.

The Nomination Committee’s principal role is to guide the Board succession process. The Committee identifies persons qualified to become Board members and recommends director candidates for nomination by the Board and election at the shareholders’ meeting. The Committee will also guide the Board with respect to all its decisions relating to the appointment and retention of key talent within our company.

The Committee meets at least two times a year, and more, if required. The Committee holds the majority of its physical meetings in Belgium.

D.	EMPLOYEES

As at 31 December 2011, we employed approximately 116,000 people.

Overview of Employees per Zone

The table below sets out the number of full-time employees at the end of each relevant period in our business zones.

	As of 31 December
	2011	2010	2009
North America	17,924	18,264	19,597
Latin America North	33,076	32,098	28,460
Latin America South	8,641	8,040	7,780
Western Europe	7,832	7,989	7,551
Central & Eastern Europe	10,551	10,249	10,588
Asia Pacific	36,046	35,475	40,859
Global Export & Holding Companies	2,208	2,198	1,654

Total	116,278	114,313	116,489

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

In Brazil, all of our employees are represented by labor unions, but less than 5% are actually members of those unions. The number of administrative and distribution employees who are members of labor unions is not significant. Our collective bargaining agreements are negotiated separately for each facility or distribution center and have a term of one year. We usually enter into new collective bargaining agreements on or prior to the expiration of the existing agreements.

E.	SHARE OWNERSHIP

For a discussion of the share ownership of our directors and executives, as well as arrangements involving our employees in our capital, see “Item 6. Directors, Senior Management and Employees—B. Compensation.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

Shareholding Structure

The following table shows our shareholding structure based on the notifications made to the Belgian Financial Services and Markets Authority (the “FSMA”) (previously and until 01 April 2011, the Belgian Banking, Finance and Insurance Commission (the “CBFA”)) and to us on the date specified below by the shareholders specified below in accordance with Article 6 of the Belgian Law of 2 May 2007 on the disclosure of significant shareholdings in listed companies and in accordance with Article 74 of the Belgian Law of 01 April 2007 on public take-over bids.

The first eight entities mentioned in the table act in concert (see “—Shareholders’ Arrangements”) and hold 842,276,778 of our shares, representing 52.46% of the voting rights attached to our shares outstanding as of 29 August 2011, the date of the most recent notification.

All of our shares have the same voting rights.

Major shareholders	Number of our shares held	% of the voting rights attached to our outstanding shares held	Date of notification of interest
Stichting Anheuser-Busch InBev, a stichting incorporated under Dutch law(1)(2)	663,074,830	41.30%	29 August 2011
Eugénie Patri Sébastien S.A., a company incorporated under Luxembourg law affiliated to the Stichting that it jointly controls with BRC S.à.R.L. (2)(3)	133,267,604	8.30%	29 August 2011
Rayvax Société d’Investissement NV/SA, a company incorporated under Belgian law	10	<0.01%	29 August 2011
Fonds Voorzitter Verhelst SPRL, a company with a social purpose incorporated under Belgian law	6,997,665	0.44%	29 August 2011
Fonds InBev-Baillet Latour SPRL, a company with a social purpose incorporated under Belgian law	5,485,415	0.34%	29 August 2011
BRC S.à.R.L., a company incorporated under Luxembourg law, affiliated to the Stichting that it jointly controls with Eugénie Patri Sébastien S.A. (2)(4)	32,666,460	2.03%	29 August 2011
Sébastien Holding NV/SA, a company incorporated under Belgian law, affiliated to Rayvax Société d’Investissement NV/SA, its parent company	484,794	0.03%	29 August 2011
BR Global Investments Ltd, a company incorporated under the law of the Commonwealth of Bahamas, affiliated to BRC S.à.R.L. that it controls	300,000	0.02%	29 August 2011
Anheuser-Busch InBev SA/NV	7,601,955	0.47%	31 December 2011
Brandbrew S.A., a company incorporated under Luxembourg law and a subsidiary of Anheuser-Busch InBev	510,454	0.03%	31 December 2011
Capital Research and Management Company	47,828,428	2.98%	3 February 2011
Janus Capital Management LLC	46,872,867	2.92%	23 March 2010
Fidelity Management & Research LLC	48,561,873	3.03%	16 September 2009

Notes:

(1)	See section “—Controlling Shareholder.” By virtue of their responsibilities as directors of the Stichting, Stéfan Descheemaeker, Paul Cornet de Ways Ruart, Grégoire de Spoelberch, Alexandre Van Damme, Marcel Herrmann Telles, Jorge Paulo Lemann, Roberto Moses Thompson Motta and Carlos Alberto Sicupira may be deemed, under the rules of the SEC, to be beneficial owners of our ordinary shares held by the Stichting. However, each of these individuals disclaims such beneficial ownership in such capacity.
(2)	See section “—Shareholders’ Arrangements.”
(3)	By virtue of their responsibilities as directors of Eugénie Patri Sébastien S.A., Stéfan Descheemaeker, Paul Cornet de Ways Ruart, Grégoire de Spoelberch and Alexandre Van Damme may be deemed, under the rules of the SEC, to be beneficial owners of our ordinary shares held by Eugénie Patri Sébastien S.A. However, each of these individuals disclaims such beneficial ownership in such capacity.
(4)	Marcel Herrmann Telles, Jorge Paulo Lemann and Carlos Alberto Sicupira have disclosed to us that they control BRC S.à.R.L and as a result, under the rules of the SEC, they are deemed to be beneficial owners of our ordinary shares held by BRC S.à.R.L. By virtue of his responsibility as a director of BRC S.à.R.L, Roberto Moses Thompson Motta may also be deemed, under the rules of the SEC, to be the beneficial owner of our ordinary shares held by BRC S.à.R.L. However, Roberto Moses Thompson Motta disclaims such beneficial ownership in such capacity.

Since 1 January 2009 and until the notification made on 29 August 2011, there have been no significant changes of which we have been notified by our major shareholders described above.

On 29 August 2011, the first eight entities disclosed that they held 842,276,778 of our shares, representing 52.46% of the voting rights attached to our shares outstanding as of such date. The Stichting similarly notified us on 29 August 2011 that it held 663,074,830 of our shares, representing 41.30% of the voting rights attached to our shares outstanding as of such date.

U.S. Resident Shareholders

As a number of our shares are held in dematerialized form, we are not aware of the identity of all our shareholders. As of 31 December 2011, we had 3,112,210 registered shares held by 108 U.S. resident shareholders, representing 0.19% of the voting rights attached to our shares outstanding as of such date. In addition, Fidelity Management and Research LLC, a U.S. resident holder, notified us on 16 September 2009 that it held 48,561,873 ordinary shares, representing 3.03% of the voting rights attached to our shares outstanding as of such date, Capital Research and Management Company LLC, a U.S. resident holder, notified us on 3 February 2011 that it held 47,828,428 ordinary shares, representing 2.98% of the voting rights attached to our shares outstanding as of such date, and Janus Capital Management LLC, also a U.S. resident holder, notified us on 26 March 2010 that it held 46,872,867 ordinary shares, representing 2.92% of the voting rights attached to our shares outstanding as of such date. As of 31 December 2011, we also had 83,790,011 ADRs outstanding, each representing one ordinary share.

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

As of 29 August 2011, the date of its most recent notification, the Stichting owned 663,074,830 of our shares, which represented a 41.30% voting interest in us based on the number of our shares outstanding as of 29 August 2011. The Stichting and certain other entities acting in concert with it (see “—Shareholders’ Arrangements” below) held, in the aggregate, 52.46% of our shares based on the number of our shares outstanding on 29 August 2011. The Stichting is governed by its bylaws and its conditions of administration.

Shareholders’ Arrangements

In connection with the combination of Interbrew with Ambev in 2004, BRC S.à.R.L, Eugénie Patri Sébastien S.A., Rayvax Société d’Investissement NV/SA and the Stichting entered into a shareholders’ agreement on 2 March 2004 which provides for BRC S.à.R.L and Eugénie Patri Sébastien S.A. to hold their interests in us through the Stichting (except for approximately 133 million of our shares that are held directly by Eugénie Patri Sébastien S.A. and approximately 33 million of our shares that are held directly by BRC S.à.R.L as of 29 August 2011 (see “—Shareholding Structure”) and addresses, among other things, certain matters relating to the governance and management of the Stichting and Anheuser-Busch InBev SA/NV as well as the transfer of the Stichting certificates. As of 29 August 2011, BRC S.à.R.L held 331,537,415 class B Stichting certificates (indirectly representing 331,537,415 of our shares) and Eugénie Patri Sébastien S.A. held 331,537,415 class A Stichting certificates (indirectly representing 331,537,415 of our shares). The shareholders’ agreement was amended and restated on 9 September 2009 and has been filed as Exhibit 3.1 to this Form 20-F.

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

AB InBev Group and Consolidated Entities

We engage in various transactions with affiliated entities which form part of the consolidated AB InBev Group. These transactions include, but are not limited to: (i) the purchase and sale of raw material with affiliated entities, (ii) entering into distribution, cross-licensing, transfer pricing, indemnification, service and other agreements with affiliated entities, (iii) intercompany loans and guarantees, with affiliated entities, (iv) import agreements with affiliated entities, such as the import agreement under which Anheuser-Busch imports our European brands into the United States, and (v) royalty agreements with affiliated entities, such as our royalty agreement with one of our United Kingdom subsidiaries related to the production and sale of our Stella Artois brand in the United Kingdom. Such transactions between Anheuser-Busch InBev SA/NV and our subsidiaries are not disclosed in our consolidated financial statements as related party transactions because they are eliminated on consolidation. A list of our principal subsidiaries is shown in note 35 “AB InBev Companies” to our audited consolidated financial statements as of 31 December 2011 and 2010, and for the three years ended 31 December 2011.

Unrealized gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of our interest in the entity. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment. Transactions with associates and jointly controlled entities are discussed further below.

Where these are eliminated on consolidation, transactions between Anheuser-Busch InBev SA/NV and our subsidiaries are not disclosed in our consolidated financial statements as related party transactions. A list of our principal subsidiaries is shown in note 35 “AB InBev Companies” to our audited consolidated financial statements as of 31 December 2011 and 2010, and for the three years ended 31 December 2011.

Transactions with Directors and Executive Board of Management Members (Key Management Personnel)

Total compensation of our directors and executive board of management included in our income statement for 2011 set out below can be detailed as follows:

	Year ended 31 December 2011
	Directors	Executive Board Management
	(USD million)
Short-term employee benefits	3	21
Post-employment benefits	—	3
Share-based payments	4	51

Total	7	75

In addition to short-term employee benefits (primarily salaries), our executive board of management members are entitled to post-employment benefits. More particularly, members of the executive board of management participate in the pension plan of their respective country. See also note 24 “Employee benefits” and note 32 “Related parties” to our audited consolidated financial statements as of 31 December 2011 and 2010, and for the three years ended 31 December 2011. In addition, key management personnel are eligible for our Share-Based Payment Plan and/or our exchange of share ownership program. See also “Item 6. Directors, Senior Management and Employees—B. Compensation” and note 25 “Share-based payments” to our audited consolidated financial statements as of 31 December 2011 and 2010, and for the three years ended 31 December 2011.

Directors’ compensation consists mainly of directors’ fees. Key management personnel were not engaged in any transactions with our company and did not have any significant outstanding balances with our company.

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

Under the terms of the consulting agreement, as contemplated, at the time of the Anheuser-Busch acquisition, Mr. Busch IV received a lump sum cash payment equal to USD 10,350,000, less any applicable withholding. During the term of the consulting agreement, Mr. Busch IV will be paid a fee of approximately USD 120,000 per month. In addition, Mr. Busch IV will be provided with an appropriate office in St. Louis, Missouri, administrative support and certain employee benefits that are materially similar to those provided to full-time salaried employees of Anheuser-Busch. He was also provided with personal security services through 31 December 2011 (in St. Louis, Missouri) in accordance with Anheuser-Busch’s past practices including an income tax gross-up and with complimentary tickets to Anheuser-Busch sponsored events. Mr. Busch IV is also eligible for a gross-up payment under Section 280G of the U.S. Internal Revenue Code of 1986, as amended (estimated to be approximately USD 11.1 million), on various change in control payments and benefits to which he is entitled in connection with the Anheuser-Busch merger. Such Code Section 280G gross-up payments are payments which, after the imposition of certain taxes, will equal the excise tax imposed on such change of control payments and benefits to which Mr. Busch IV is entitled.

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

The mandate of Mr. Busch IV as a director expired in April 2011.

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

As of 31 December 2011
(USD million)
Non-current assets	129
Current assets	72
Non-current liabilities	162
Current liabilities	124
Result from operations	17
Profit attributable to equity holders	4

Transactions with Associates

Our transactions with associates were as follows:

Year ended 31 December 2011
(USD million)
Gross profit	259
Current assets	6
Current liabilities	9

Our transactions with associates primarily consist of sales to distributors in which we have a non-controlling interest.

Transactions with Pension Plans

Our transactions with pension plans mainly consisted of USD 9 million other income from pension plans in the U.S. and USD 6 million other income from pension plans in Brazil.

Transactions with Government-related Entities

We have no material transactions with government-related entities.

Ambev Special Goodwill Reserve

As a result of the merger of InBev Brasil into Ambev in July 2005, Ambev acquired tax benefits resulting from the partial amortization of the special premium reserve pursuant to article 7 of the Normative Ruling No. 319/99 of the CVM, the Brazilian Securities Commission. Such amortization will be carried out within the ten years following the merger. As permitted by Normative Ruling No. 319/99, the Protocol and Justification of the Merger, entered into between us, Ambev and InBev Brasil on 7 July 2005, established that 70% of the goodwill premium, which corresponded to the tax benefit resulting from the amortization of the tax goodwill derived from the merger, would be capitalized in Ambev to the benefit of us, with the remaining 30% being capitalized in Ambev without the issuance of new shares to the benefit of all shareholders. Since 2005, pursuant to the Protocol and Justification of the Merger, Ambev has carried out, with shareholders approval, capital increases through the partial capitalization of the goodwill premium reserve. Accordingly, two wholly-owned subsidiaries of Anheuser-Busch InBev (which hold our interest in Ambev) have annually subscribed to Ambev shares corresponding to 70% of the goodwill premium reserve (and Ambev minority shareholders subscribed shares pursuant to preferred subscription right under Brazilian law) and the remaining 30% of the tax benefit was capitalized without issuance of new shares to the benefit of all Ambev shareholders. The Protocol and Justification of the Merger also provides, among other matters, that we shall indemnify Ambev for any undisclosed liabilities of InBev Brasil.

In December 2011, Ambev received a tax assessment from the Secretaria da Receita Federal do Brasil related to the goodwill amortization resulting from Inbev Brasil’s merger referred to above. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings— Ambev and its Subsidiaries—Special Goodwill Reserve” for further information. Effective 21 December 2011, we entered into an agreement with Ambev formalizing the arrangement whereby we shall reimburse Ambev the amount proportional to the benefit received by us pursuant to the merger protocol, as well as the respective costs.

Ambev Labatt Indemnification Agreement

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

Grant Farm Lease Agreement

We lease approximately 267 acres located in St. Louis County, Missouri and certain other property, in part from a trust established for the benefit of certain heirs of the founder of Anheuser-Busch Companies, the late August A. Busch, Jr., and in part from Grant’s Farm Manor, Inc., a corporation owned by Andrew Busch. These leasing arrangements were entered into at arms-length. In 2011, we paid USD 2.5 million under these lease arrangements.

The beneficiaries of the trust are considered immediate family members of August Busch IV, who was a member of our board until 26 April 2011, but August Busch IV is not a beneficiary of the trust. Andrew Busch, the owner of Grant’s Farm Manor, Inc. is the stepuncle of August Busch IV.

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

Distribution Agreements

We have agreements, entered into at arms-length, with Busch Distributing Company, LLC, d/b/a Krey Distributing Company (“Krey”), Southern Eagle Distributing, Inc. (“Southern Eagle”), and Busch-Transou LC d/b/a Tri-Eagle Sales (“Tri-Eagle”) for the distribution of malt beverage products in St. Charles County, Missouri, Fort Pierce, Florida, and Midway, Florida, respectively. These entities are controlled by persons considered immediate family members of August Busch IV, who was a member of our board until 26 April 2011. During 2011, these entities paid us USD 41.1 million, USD 39.8 million and USD 33.7 million, respectively, for the purchase of products and wholesaler related services.

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

Airplane hangars

On 12 March 2010, we sold two airplane hangars and related assets to Spirit Flight East, LLC and Spirit Flight West, LLC, two entities controlled by Steven Busch, for USD 7,300,000. We also leased hangar and related space from those entities for a term of five years. The annual rent paid in 2011 was USD 140,000. Mr. Busch is the half-brother of August Busch IV, who was a member of our board until 26 April 2011. This transaction was conducted at arms-length.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements.

See “Item 18. Financial Statements.” For a discussion of our export sales, see “Item 5. Operating and Financial Review.”

Legal and Arbitration Proceedings

Litigation is subject to uncertainty and we and each of our subsidiaries named as a defendant believe, and have so been advised by counsel handling the respective cases, that we have valid defenses to the litigation pending against us, as well as valid bases for appeal of adverse verdicts, if any. All such cases are, and will continue to be, vigorously defended. However, we and our subsidiaries may enter into settlement discussions in particular cases if we believe it is in our best interests to do so. Except as set forth herein, there have been no governmental, judicial or arbitration proceedings (including any such proceedings which are pending or threatened against us or our subsidiaries of which we are aware) during a period between 1 January 2011 and the date of this Form 20-F which may have, or have had in the recent past, significant effects on our financial position and profitability.

Anheuser-Busch InBev SA/NV

Cerveceria Bucanero Trademark Claim

In 2009, we received notice of a claim purporting to be made under the Helms-Burton Act relating to the use of a trademark by Cerveceria Bucanero S.A., which is alleged to have been confiscated by the Cuban government and trafficked by us through our ownership and management of Cerveceria Bucanero S.A. Although we have attempted to review and evaluate the validity of the claim, due to the uncertain underlying circumstances, we are currently unable to express a view as to the validity of such claims, or as to the standing of the claimants to pursue them.

German Antitrust Investigation

In August 2011, the German Federal Cartel Office (Bundeskartellamt) launched an investigation against several breweries and retailers in Germany in connection with an allegation of anticompetitive vertical price maintenance by breweries vis-à-vis their trading partners in Germany. Depending on the outcome of the investigation, we may face fines. We are taking the appropriate steps in the pending proceedings but have not recorded any provisions for any potential fines at this point in time, as we do not know whether we will eventually face any such fines and, in any event, cannot at this stage reliably estimate the appropriate amount. In addition, we cannot at this stage estimate the likely timing of the resolution of this matter.

Budweiser Trademark Litigation

We are involved in a longstanding trademark dispute with the brewer Budejovicky Budvar, n.p. located in Ceske Budejovice, Czech Republic. This dispute involves the BUD and BUDWEISER trademarks and includes actions pending in national trademark offices as well as courts. There are approximately 74 actions pending in 23 jurisdictions. While there are a significant number of actions pending, taken in the aggregate, the actions do not represent a material risk to our financial position or profitability.

Oglala Sioux Litigation

In February 2012, the Oglala Sioux Tribe brought a claim in the state of Nebraska against us and several brewers, wholesalers and retailers. The claim alleges that we and the other defendants should have known that the sale of our products contributed to certain health problems, including problems related to the abuse of alcohol, suffered by the Oglala Sioux Tribe. The Tribe seeks monetary damages as well as injunctive relief to limit the amount of alcohol that may be sold by retailers located near the Tribe’s reservation. We are coordinating with the other defendants in the defense of this matter. We have not recorded any provision in connection with this claim.

Ambev and its Subsidiaries

Tax Matters

As of 31 December 2011, Ambev and its subsidiaries had several tax claims pending in Brazil, including judicial and administrative proceedings. Most of these claims relate to ICMS (Imposto sobre Circulação de Mercadorias e Serviços, which is a state value-added tax levied on goods and services), the IPI excise tax, and income tax and social contributions. As of 31 December 2011, Ambev had made provisions of R$259 million (USD 138.1 million) in connection with those tax proceedings for which it believed there was a probable chance of loss.

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

As of 31 December 2011, there were also tax proceedings with a total estimated possible risk of loss of R$9.5 billion (USD 5.1 billion). Approximately R$7.0 billion (USD 3.7 billion) of this figure related to income tax and social contributions. Approximately R$2.2 billion (USD 1.2 billion) related to value added and excise taxes, of which the most significant are discussed under “Ambev and its Subsidiaries”.

In order to carry out certain activities, including obtaining BNDES financings (that is, by Banco Nacional de Desenvolvimento Economico e Social, a Brazilian state owned development bank), certain tax incentives or registering the sale of real estate, Ambev, in common with other Brazilian companies, is required to obtain federal and state tax and social security good standing certificates, which are normally valid for six months. In circumstances in which such certificates are not issued by the competent authority on the basis of the existence of tax claims that Ambev believes are without merit or need further information, it has sought court injunctions requesting such certificates to be issued. As of 31 December 2011, Ambev had court bonds (cartas de fiança) issued in connection with such injunctions in the amount of approximately R$358 million (USD 190.9 million). Court bonds are a means provided for by Brazilian law to guarantee amounts under dispute in a given litigation, including the request for injunctive relief. In the event that Ambev loses the litigation, the court bond will be used to pay the amounts owed by Ambev and Ambev will have to reimburse the financial institution that issued such court bond.

Value Added Tax, Excise Tax and Taxes on Net Sales

Ambev is currently party to legal proceedings with the State of Rio de Janeiro where it is challenging such State’s attempt to assess ICMS with respect to irrevocable discounts granted by Ambev in January 1996 and February 1998. These proceedings are currently before the Superior Court of Justice and the Brazilian Supreme Court, and involve the amount of approximately R$309 million (USD 164.7 million) as of 31 December 2011, which Ambev has treated as a possible loss. Such estimate is based on reasonable assumptions and assessments of management, but should Ambev lose such proceedings the expected net impact on its income statement would be an expense for this amount.

The State of São Paulo has challenged in the Brazilian Supreme Court state laws upon which certain of the above benefits have been granted, on the basis that they constitute tax benefits created without certain approvals required under Brazilian tax laws and regulations, which would render such state laws unconstitutional. Although the Brazilian Supreme Court has already declared part of the State of Pará’s benefit law unconstitutional, almost every state has specific legislation on this topic and even the State of Pará may still grant benefits which were not covered by the decision. In this sense, insofar as the tax benefits are granted based on valid state legislation and the operational requirements are met, most companies apply for and use these benefits when granted. Furthermore, since 2007, as a result of a “fiscal war” between states, Ambev has received tax assessments from the States of São Paulo, Rio de Janeiro and Minas Gerais in the aggregate amount of approximately R$222.2 million (USD 118.5 million) as of 31 December 2011, challenging the legality of tax credits arising from existing tax incentives received by Ambev in some states. Ambev has treated these proceedings as a possible (but not probable) loss. Should Ambev lose such proceedings, the expected net impact on its income statement would be an expense for this amount. Moreover, Ambev cannot rule out the possibility of other Brazilian states issuing similar tax assessments related to Ambev’s tax incentives. Nevertheless, Ambev does not use tax incentives granted by laws that have been declared unconstitutional by the Brazilian Supreme Court.

Between 2000 and 2004, certain third-party distributors of Londrina Bebidas, Ltda (formerly Cintra) (“Londrina”) obtained preliminary injunctions permitting the non-payment of IPI. These preliminary injunctions were revoked between 2002 and 2005, and as a result, tax authorities assessed Cintra for the payment of IPI during the period in which IPI was not collected by the third-party distributors. As of 31 December 2011, Londrina had a provision of R$19 million (USD 10.1 million) with respect to such claims. Ambev believes R$190 million (USD 101.3 million) is considered as a possible loss.

Ambev profits generated abroad

During the first quarter 2005, certain subsidiaries of Ambev received a number of assessments from Brazilian federal tax authorities relating to profits of its foreign subsidiaries. In December 2008, the Administrative Court decided one of the tax assessments relating to earnings of Ambev’s foreign subsidiaries. This decision was partially favorable to Ambev, and in connection with the remaining part, Ambev filed an appeal to the Upper House of the Administrative Court and is awaiting its decision. With respect to another of the tax assessments relating to foreign profits, the Administrative Court rendered a decision favorable to Ambev in September 2011. After these decisions, Ambev estimates the total exposures of possible losses in relation to these assessments to be approximately R$2.5 billion (USD 1.3 billion) as of 31 December 2011. Ambev has not recorded any provision in connection therewith.

Tax Loss Offset

Ambev and certain of its subsidiaries received a number of assessments from Brazilian federal tax authorities relating to the use of income tax losses in company mergers. Ambev has not recorded any provision in connection therewith.

Ambev estimated the total exposures of possible losses in relation to these assessments to be approximately of R$516 million (USD 275.1 million) as of 31 December 2011.

Labatt tax matters

Labatt was assessed by the Canada Revenue Agency (“CRA”) for the interest rate used in certain related-party debts and related-party transactions, and other transactions existing prior to the merger of Labatt into Ambev. These issues were settled in April 2010 for CAD 123 million (USD 123.4 million) of the estimated exposure of CAD 218 million (USD 218.7 million) at 31 December 2009. Part of the amount settled, corresponding to transactions made prior to the merger of Labatt into Ambev, was reimbursed by us.

Additionally, Labatt received another tax assessment on its valuations of intercompany transactions amounting to CAD 158 million (USD 154.7 million). The company is appealing this tax assessment. In the event Labatt would be required to pay these amounts, the totality will be reimbursed by us.

Tax Amnesty and Refinancing Program

In 2009, Ambev elected to enroll in the Tax Amnesty and Refinancing Program, introduced by Brazilian Federal Law 11,941/09, with respect to some of its current tax lawsuits. Under this program, Ambev agreed to pay R$374.8 million (USD 199.8 million) in 180 monthly installments, as from June 2011. As of December 2011, the total amount due under such program is R$288 million (USD 153.5 million), registered under “Other taxes, charges and contributions”.

Special Goodwill Reserve

In December 2011, Ambev received a tax assessment from the Secretaria da Receita Federal do Brasil related to the goodwill amortization resulting from Inbev Brasil’s merger with Ambev referred to under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ambev Special Goodwill Reserve”. Ambev presented its defense in January 2012, and awaits the first administrative level decision (Delegacia Regional de Julgamento da Secretaria da Receita Federal do Brasil de São Paulo). Ambev estimates the amount of possible losses in relation to this assessment to be approximately R$3.5 billion (USD 1.9 billion) as of 31 December 2011. Ambev has not recorded any provision in connection therewith. In the event that Ambev is required to pay these amounts, we will reimburse Ambev the amount proportional to the benefit received by us pursuant to the merger protocol, as well as the respective costs.

Labor Matters

As of 31 December 2011, Ambev was involved in approximately 4,761 legal proceedings with former and current employees, mainly relating to overtime, dismissals, severance, health and safety premiums, supplementary retirement benefits and other matters, all of which are awaiting judicial resolution. Ambev has made provisions totaling R$195 million (USD 104.0 million) as of 31 December 2011. In Brazil, where Ambev is involved in 4,091 legal proceedings, it is not unusual for a company to be a defendant in a large number of labor claims.

Zeca Pagodinho

Ambev is party to a tortious interference claim brought by its competitor Schincariol whereby Schincariol seeks damages in the range of R$100 million (USD 53.3 million) from Ambev, claiming that Ambev signed up entertainer Zeca Pagodinho while he was still contractually bound with Schincariol. On 20 July 2007, the lower courts of the State of São Paulo denied Schincariol’s claim, and Schincariol filed an appeal on 24 August 2007. Ambev has not recorded a provision in connection with such proceeding. Schincariol’s appeal is waiting to be decided before the Appellate Court.
Warrants

In 2002, Ambev decided to request a ruling from the CVM (Comissao de Valores Mobiliarios, the Securities and Exchange Commission of Brazil) in connection with a dispute between Ambev and some of its warrant holders regarding the criteria used in the calculation of the strike price of certain Ambev warrants. In March and April 2003, the CVM ruled that the criteria used by Ambev to calculate the strike price were correct. In response to the CVM’s final decision and seeking to reverse it, some of the warrant holders filed separate lawsuits before the courts of São Paulo and Rio de Janeiro.

Although the warrants expired without being exercised, the warrant holders claim that the strike price should be reduced to take into account the strike price of certain stock options granted by Ambev under its Stock Ownership Program, as well as for the strike price of other warrants issued in 1993 by Brahma.

Ambev has been notified of seven claims from 12 holders arguing that they would be entitled to those rights. Two of them were ruled favorably to Ambev by the appellate court of the State of São Paulo. A third one was settled. Of the four other claims, Ambev recently received a favorable ruling in one claim by the court of first instance in Rio de Janeiro, and the appellate court of the State of Rio de Janeiro ruled against Ambev in the other three claims. Ambev has appealed to the Superior Court of Justice with respect to the final decisions issued by the appellate court of the State of Rio de Janeiro, and a final decision will be ruled by a group of judges from the same court.

The warrant holders of one of the claims denied by the appellate court of the State of São Paulo have also appealed to the Superior Court of Justice. The judgment of this appeal has already begun, with three favorable votes to Ambev. In addition, one of the judges voted against Ambev and the last judge is expected to vote in the next few months.

In the event the plaintiffs prevail in the above six pending proceedings, Ambev believes that the corresponding economic dilution for the existing shareholders would be the difference between the market value of the shares at the time they are issued and the value ultimately established in liquidation proceedings as being the subscription price pursuant to the exercise of the warrants. Ambev believes that the warrants which are the object of those six proceedings represented, on 31 December 2011, 27,684,596 preferred and 6,881,719 common shares that would be issued at a value substantially below fair market value, should claimants ultimately prevail. The plaintiffs also claim they should receive past dividends related to these shares in the amount of approximately R$272 million (USD 146 million).

Ambev believes that its chances of receiving unfavorable final decisions are possible and therefore it has not established a provision in its financial statements. As these disputes are based on whether Ambev should receive as a subscription price a lower price than the price that it considers correct, a provision of amounts with respect to these proceedings would only be applicable with respect to legal fees and past dividends.

Antitrust Matters

Investigations

Ambev currently has a number of antitrust investigations pending against it before Brazilian antitrust authorities.

Tô Contigo

On 22 July 2009, Conselho Administrativo de Defesa Economica (“CADE”) issued its ruling in connection with a proceeding initiated in 2004 as a result of a complaint filed by Schincariol that had, as its main purpose, the investigation of Ambev’s conduct in the market, in particular Ambev’s customer loyalty program known as “Tô Contigo” and which is similar to airline frequent flyer and other mileage programs.

During its investigation, the Secretariat of Economic Law of the Ministry of Justice (“SDE”) concluded that the program should be considered anticompetitive unless certain adjustments were made. These adjustments have already been substantially incorporated into the current version of the program. The SDE opinion did not threaten any fines and recommended that the other accusations be dismissed. After the SDE opinion, the proceeding was sent to CADE, which issued a ruling that, among other things, imposed a fine in the amount of R$352.7 million (USD 188.0 million). Ambev estimates that the amount of possible loss is limited to the fine in the amount of R$352.7 million (USD 188.0 million) and additional legal fees in connection with this matter.

Ambev has challenged CADE’s decision before the federal courts, which have ordered the suspension of the fine and other parts of the decision upon our posting of a guarantee. Ambev has already rendered a court bond (carta de fiança) for this purpose and the decision is partially suspended

On 29 March 2011, and following a determination included in the abovementioned CADE decision, the SDE initiated investigations to determine whether individuals should also be held responsible for the Tô Contigo practices, including Bernardo Pinto Paiva, currently our Chief Sales Officer, and Ricardo Tadeu Almeida Cabral de Soares, currently Sales Executive Officer of Ambev.

Kaiser

On 2 April 2007, Cervejaria Kaiser, which is currently the fourth largest beer producer in Brazil and a part of the FEMSA Group, filed a complaint with Brazilian antitrust authorities alleging that Ambev’s cooler programs and exclusivity agreements constituted anti-competitive practices, and also that Ambev launched two counter brands (Puerto del Sol and Puerto del Mar) in connection with the entry of Kaiser’s product Sol Pilsen in 2006. On 9 December 2008, the SDE registered two administrative proceedings to investigate the alleged practices. Ambev’s preliminary responses were filed before SDE on 18 February 2009 and 16 January 2012.

1L Bottle

On 20 August 2009, the Brazilian Association of Beverages filed a complaint with the Brazilian antitrust authorities challenging Ambev’s new proprietary one litre returnable bottle launched under its main brands. The Association claims that Ambev’s new one litre bottle would cause the standard 600ml bottle exchange system to cease to exist, therefore artificially increasing the costs of competitors and restricting their access to the points of sale. In response, on 14 September 2009, Ambev submitted preliminary clarifications to the SDE arguing for the economic rationale and the benefits to the consumer deriving from the one litre format. On 28 October 2009, SDE decided to initiate an Administrative Proceeding against us to further investigate the issue. In its note initiating the proceedings, the SDE stated that although it believes that market producers are in principle free to decide whether or not to participate in a standard bottle exchange system, it wanted to further investigate whether the manner pursuant to which Ambev was allegedly introducing the one litre bottle could potentially create lock-in effects. On 24 December 2010, SDE issued its opinion recommending the dismissal of the case stating that: (i) Ambev is free to decide whether or not it participates in common bottle exchange system, (ii) Ambev is not required to help competitors, and (iii) innovation developments – including new bottles – are pro-competitive. In December 2011, CADE’s Attorney General issued his opinion, which is in line with SDE’s opinion referred to above. In February 2012, the Federal Public Prosecutor issued his opinion against Ambev’s one litre bottle. The case shall now be decided by CADE

Others

In April 2007, the Brazilian Association of Carbonated Soft Drinks Manufacturers filed a complaint with the Brazilian antitrust authorities alleging that Ambev engaged in the following anticompetitive practices: (i) predatory prices, (ii) restriction of competitors’ access to shelf space in supermarkets; (iii) exclusivity agreements with strategic points of sales; and (iv) adoption of a proprietary reusable glass bottle. In August 2009, SDE initiated a preliminary inquiry to investigate these alleged practices. The case is still under the analysis of SDE which will decide whether or not to initiate an administrative proceeding to further investigate Ambev.

In July 2007, CADE forwarded to SDE for further investigation a complaint issued by Globalbev Bebidas e Alimentos Ltda. alleging that Ambev was restricting competitors’ access to the shelf space in supermarkets. In August 2009, SDE initiated a preliminary inquiry to investigate this supposed anticompetitive practice. The case is still under the analysis of SDE which will decide whether or not to initiate an administrative proceeding to further investigate Ambev.

Environmental matters

Riachuelo

Cerveceria y Malteria Quilmes S.A., Ambev’s brewery in Argentina, has challenged certain eviction orders received in November 2009, from the Government of the City of Buenos Aires and in October 2010, from the Autoridad de Cuenca Matanza Riachuelo (“Acumar”, an environmental authority created pursuant to Argentine Law No. 26,168), that are aimed at ordering the removal of all existing construction allegedly preventing the construction of a towpath along the riverside of the Riachuelo River, in the city of Buenos Aires. In the event Cerveceria y Malteria Quilmes S.A. is unable to successfully defend its property rights against these eviction orders, the operations of this soft drinks plant and distribution center located in Pompeya, City of Buenos Aires, by the riverside of the Riachuelo River, may be severely jeopardized.

In April 2011, the Government of the City of Buenos Aires agreed to Cerveceria y Malteria Quilmes S.A.’s proposal to adapt the layout of the plant and to relocate the distribution center. In July and in December 2011, the First Instance Federal Judge of Quilmes, in charge of enforcing all of these court dossiers, inspected the premises and informally validated the revised layout. Pending implementation of the revised layout, Cerveceria y Malteria Quilmes S.A. is prepared to deploy its litigation strategy should this become necessary to protect its property rights.

The Government of the City of Buenos Aires and Acumar argue that the eviction orders issued against all owners of real estate whose properties lie along the riverside of the Riachuelo River (including Cerveceria y Malteria Quilmes S.A.) are based on resolutions issued by the Argentine Supreme Court of Justice in an environmental complaint initiated by certain neighbors residing in the Riachuelo Basin against the State of Argentina, the Province of Buenos Aires, the City of Buenos Aires and more than forty corporate entities (including Cerveceria y Malteria Quilmes S.A.). In this complaint, the Argentine Supreme Court of Justice has resolved that the State of Argentina, the Province of Buenos Aires and the City of Buenos Aires remain primarily responsible for the remediation of the environment, and further resolved that Acumar would be responsible for the implementation of a Remediation Plan for the Riachuelo Basin.

Others

The Public Attorney of the State of Rio de Janeiro requested the initiation of a civil investigation on 12 December 2003 to investigate anonymous reports of pollution allegedly caused by Nova Rio, Ambev’s beer plant located in the state of Rio de Janeiro. Currently this investigation is in the discovery phase. Ambev expects this investigation to be dismissed as Ambev has presented several expert opinions, including one from the State environmental agency, showing lack of environmental damages. Furthermore, the police of Rio de Janeiro requested the initiation of a criminal investigation on 2 June 2003 to investigate the author of the alleged crime, which is also in the discovery phase. Ambev expects this investigation will be dismissed concurrently with the civil investigation mentioned above.

Brazilian Beer Industry Litigation

On 28 October 2008, the Brazilian Federal Prosecutor’s Office (Ministério Público Federal) filed a suit for damages against Ambev and two other brewing companies claiming total damages of approximately R$2.8 billion (USD 1.5 billion) (of which approximately R$2.1 billion (USD 1.1 billion) are claimed against Ambev). The public prosecutor alleges that: (i) alcohol causes serious damage to individual and public health, and that beer is the most consumed alcoholic beverage in Brazil; (ii) defendants have approximately 90% of the national beer market share and are responsible for significant investments in advertising; and (iii) the advertising campaigns increase not only the market share of the defendants but also the total consumption of alcohol and, hence, damage to society and encourage underage consumption.

Shortly after the above lawsuit was filed, a consumer-protection association applied to be admitted as a joint-plaintiff. The association has made further requests in addition to the ones made by the Public Prosecutor, including the claim for “collective moral damages” in an amount to be ascertained by the court; however, it suggests that it should be equal to the initial request of R$2.8 billion (USD 1.5 billion) (therefore, it doubles the initial amount involved). The court has admitted the association as joint-plaintiff and has agreed to hear the new claims. Ambev believes that its chances of loss are remote and therefore has not made any provision with respect to such claim.

Anheuser-Busch

Dispositions Pension Litigation

On 1 December 2009, Anheuser-Busch InBev SA/NV, Anheuser-Busch Companies and the Anheuser-Busch Companies Pension Plan were sued in the United States District Court for the Eastern District of Missouri in a lawsuit styled Richard F. Angevine v. Anheuser-Busch InBev SA/NV, et al. The plaintiff sought to represent a class of certain employees of Busch Entertainment Corporation, which was divested on 1 December 2009, and the four Metal Container Corporation plants which were divested on 1 October 2009. He also sought to certify a class action and represent certain employees of any other Anheuser-Busch Companies subsidiary that has been divested or may be divested during the three-year period from the date of the Anheuser-Busch acquisition, 18 November 2008 through 17 November 2011. Among other things, the lawsuit claimed that we failed to provide him and the other class members (if certified) with certain enhanced benefits, and breached our fiduciary duties under the U.S. Employee Retirement Income Security Act of 1974. On 16 July 2010, the court dismissed plaintiff’s lawsuit. The court ruled that the claims for breach of fiduciary duty and punitive damages were not proper. The court also found that the plaintiff did not exhaust all of his administrative remedies, which he must first do before filing a lawsuit. On 9 August 2010, the plaintiff filed an appeal of this decision to the Eighth Circuit Court of Appeals, which was denied on 22 July 2011.

On 15 September 2010, Anheuser-Busch InBev SA/NV and several of its related companies were sued in Federal Court for the Southern District of Ohio in a lawsuit entitled Rusby Adams et al. v. AB InBev, et al. This lawsuit was filed by four employees of Metal Container Corporation’s facilities in Columbus, Ohio, Gainesville, Florida, and Ft. Atkinson, Wisconsin that were divested on 1 October 2009. Similar to the Angevine lawsuit, these plaintiffs seek to represent a class of participants of the Anheuser-Busch Companies Salaried Employees’ Pension Plan (the “Plan”) who had been employed by Anheuser-Busch Companies subsidiaries that had been divested during the period of 18 November 2008 through 17 November 2011. The plaintiffs also allege claims similar to the Angevine lawsuit, namely, that by failing to provide plaintiffs with these enhanced benefits, we breached our fiduciary duties under the U.S. Employee Retirement Income Security Act of 1974. We filed a Motion to Dismiss and obtained dismissal of the breach of fiduciary duty claims in April 2011, leaving only the claims for benefits remaining. On 28 March 2012, the Court certified that the case could proceed as a class action comprised of former employees of the divested Metal Container Corporation operations.

On 10 January 2012, a class action complaint asserting claims very similar to those asserted in the Angevine lawsuit was filed in Federal Court for the Eastern District of Missouri, styled Nancy Anderson et al. v. Anheuser-Busch Companies Pension Plan et al. Unlike the Angevine case, however, the plaintiff in this matter alleges complete exhaustion of all administrative remedies. This complaint has not yet been served.

Acquisition Antitrust Matters

The Anheuser-Busch acquisition was subject, and required approvals or notifications pursuant, to various antitrust laws.

Argentina

Approval of the Anheuser-Busch acquisition in Argentina under the applicable antitrust law has been granted subject to our compliance, within a specific time period, with certain conditions imposed by the Argentinean competition authority. All of these conditions were timely complied with by December 2010. Accordingly, we expect the final clearance of the merger by the Argentine antitrust authorities to be granted in the near future.

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

The table below summarizes the dividends paid by us in the most recent financial years.

Financial year	Number of our shares outstanding at end of relevant financial year	Gross amount of dividend per Share (in EUR)	Gross amount of dividend per Share (in USD)	Payment date
2011	1,606,071,789	1.20	1.55	3 May 2012
2010	1,605,183,954	0.80	1.07	2 May 2011

Financial year	Number of our shares outstanding at end of relevant financial year	Gross amount of dividend per Share (in EUR)	Gross amount of dividend per Share (in USD)	Payment date
2009	1,604,301,123	0.38	0.55	3 May 2010
2008	1,602,427,569	0.28	0.35	5 May 2009
2007	615,043,509	2.44	3.67	30 April 2008

B.	SIGNIFICANT CHANGES

Our board of directors proposes a dividend of EUR 1.20 (USD 1.55) per share, subject to shareholder approval. If approved, the shares will trade ex-coupon as of 27 April 2012, the Record Date will be 2 May 2012 and dividends will be payable as of 3 May 2012.

ITEM 9.	THE OFFER AND LISTING

A.	THE OFFER AND LISTING

Price History of Stock

Ordinary shares listed on Euronext Brussels

The table below shows the quoted high and low closing sales prices in euro on Euronext Brussels for our shares for the indicated periods.

	Per Share
	High	Low
	(in EUR)
Annual
2011	47.31	35.15
2010	45.84	33.99
2009	36.51	16.50
2008(1)	38.69	10.32
2007(1)	41.87	30.00

Quarterly
2012
First Quarter	55.00	46.35
2011
Fourth Quarter	47.31	38.84
Third Quarter	41.32	35.15
Second Quarter	43.67	39.15
First Quarter	44.21	38.85
2010
Fourth Quarter	45.84	41.93
Third Quarter	43.69	38.70
Second Quarter	41.64	35.70
First Quarter	38.38	33.99

Monthly
2012
March	55.00	50.20
February	50.42	47.06
January	48.32	46.35
2011
December	47.31	44.00
November	44.30	39.49
October	40.36	38.84

Note:

(1)	As a result of the capital increase pursuant to the rights offering we completed in December 2008, our theoretical ex-rights share price was modified by an adjustment ratio of 0.6252 on 24 November 2008. Our historical share prices have not been restated to reflect this adjustment.

ADSs listed on NYSE

On 16 September 2009, we listed 1,608,663,943 ADSs on the NYSE, each of which represents one of our ordinary shares. The table below shows the quoted high and low closing sales prices in USD on NYSE for our shares for the indicated periods.

	Per Share
	High	Low
	(in USD)
Annual (1)
2011	63.97	49.72
2010	63.88	45.80

Quarterly
2012
First Quarter	73.48	58.92
2011
Fourth Quarter	61.21	51.76
Third Quarter	59.33	49.72
Second Quarter	63.97	55.65
First Quarter	58.68	53.90
2010
Fourth Quarter	63.88	54.94
Third Quarter	59.48	48.86
Second Quarter	52.35	45.8
First Quarter	53.49	46.43

Monthly
2012
March	73.48	65.88
February	67.25	62.74
January	62.45	58.92
2011
December	61.21	57.39
November	60.00	54.08
October	56.90	51.76

Note:

(1)	As we listed our ADSs in September 2009, we have provided annual price information for 2011 and 2010 only.

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

Euronext Brussels

Euronext Brussels is a subsidiary of Euronext N.V., a company organized under the laws of the Netherlands, and holds a national license as the stock exchange operator in Belgium. Euronext N.V. is a pan-European stock exchange, grouping together the Amsterdam, Brussels, Lisbon and Paris stock exchanges and Liffe, London’s derivatives market. The combination of Euronext N.V. with NYSE Group, Inc., a Delaware corporation, was consummated on 4 April 2007 to create NYSE Euronext. The exchanges of NYSE Euronext list a wide variety of securities, including domestic and international equity securities, convertible bonds, warrants, trackers and debt securities, including corporate and government bonds. All of NYSE Euronext’s markets in Europe are subsidiaries of Euronext N.V.

In 2011, NYSE Euronext was Europe’s second largest stock exchange group based on aggregate market capitalization of listed operating companies, and the largest stock exchange group based on the value of consolidated equities trading in the central order book. As of 31 December 2011, 1112 companies were listed on NYSE Euronext in Europe, of which 969 were based in one of Euronext N.V.’s home markets. NYSE Euronext is Europe’s largest consolidated cash market based on average daily trades and average daily turnover. The cash trading business unit comprises trading in equity securities and other cash instruments including funds, bonds, warrants, trackers and structured funds. During 2011, on an average day, 1.7 million trades for all cash instruments were executed on NYSE Euronext exchanges in Europe, while the total number of trades in all cash instruments was EUR 439 million.

Trading Platform and Market Structure. Cash trading on NYSE Euronext’s markets in Amsterdam, Brussels, Lisbon and Paris takes place via a single universal trading platform, following the successful migration of these markets from the former “nouveau système de cotation” in 2009.

Cash trading on NYSE Euronext in Europe is governed both by a single harmonized rulebook for trading on each of NYSE Euronext’s markets and by non-harmonized NYSE Euronext Rulebooks containing local exchange-specific rules. NYSE Euronext’s trading rules provide for an order-driven market using an open electronic central order book for each traded security, various order types and automatic order matching and a guarantee of full anonymity both for orders and trades.

Trading Members. The majority of NYSE Euronext’s cash trading members are brokers and dealers based in European Euronext’s marketplaces, but also include members in other parts of Europe, most notably the United Kingdom and Germany.

Clearing and Settlement. Clearing and settlement of trades executed on NYSE Euronext in Europe are handled by LCH.Clearnet (for central counterparty clearing), and independent entities that provide services to NYSE Euronext pursuant to contractual agreement.

Euronext Brussels is governed by, and recognized as a market undertaking under, the Belgian Act of 7 August 2002 (the “Act”). Pursuant to the Act, the FSMA is responsible for disciplinary powers against members and issuers, control of sensitive information, supervision of markets, and investigative powers. Euronext Brussels is responsible for the organization of the markets and the admission, suspension and exclusion of members, and has been appointed by law as the “competent authority” within the meaning of the Listing Directive (Directive 2001/34/EC of 28 May 2001 of the European Parliament, as amended).

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION AND OTHER SHARE INFORMATION

A copy of our articles of association dated 27 February 2012 has been filed as Exhibit 99.3 to Form 6-K filed by Anheuser-Busch InBev SA/NV on 8 March 2012.

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

Our Corporate Governance Charter prohibits us from making loans to directors, whether for the purpose of exercising options or for any other purpose (except for routine advances for business-related expenses in accordance with our rules for reimbursement of expenses). See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Directors and Executive Board of Management Members (Key Management Personnel)—Loans to directors.”

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

Description of the Rights and Benefits Attached to Our Shares

Right to Attend and Vote at Our Shareholders’ Meeting

Annual Shareholders’ Meeting

Our annual shareholders’ meeting shall be held on the last Wednesday of April of each year, at 11:00 a.m., or at any other time, in one of the municipalities (communes/gemeenten) of the Region of Brussels, in Leuven or in Liège, at the place mentioned in the notice. If this date is a legal holiday, the meeting is held on the next business day (excluding Saturday) at the same time. Our annual shareholders’ meeting in 2012 will be held on 25 April 2012.

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

In accordance with the Belgian law of 20 December 2010 on the exercise of certain rights of shareholders in listed companies, the Extraordinary Shareholders’ Meeting of 26 April 2011 approved an amendment to our articles of association. In accordance with this amendment, as of 1 January 2012, the right to participate in and vote at a shareholders’ meeting will require shareholders to:

(i)	have the ownership of their shares recorded in their name on the 14th calendar day preceding the date of the meeting (the “record date”):

•	through registration in the register of the registered shares of our company, for holders of registered shares; or

•	through book-entry in the accounts of an authorised account holder or clearing organisation, for holders of dematerialised shares.

AND

(ii)	notify us at the latest on the 6th calendar day preceding the day of the meeting, of their intention to participate in the meeting, indicating the number of shares in respect of which they intend to do so. In addition, the holders of dematerialised shares must, at the latest on the same day, provide us with an original certificate issued by an authorised account holder or a clearing organisation certifying the number of shares owned on the record date by the relevant shareholder and for which it has notified its intention to participate in the meeting.

To attend a shareholders’ meeting, holders of printed bearer shares must first convert their shares into registered or dematerialized shares as specified in article 25 of the articles of association.

Any shareholder may attend our shareholders’ meetings in person or be represented by a proxy, who need not be a shareholder. All proxies must be in writing in accordance with the form prescribed by us and must be received by us no later than the 6th calendar day preceding the day of the meeting.

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

Appointment of Directors

Pursuant to a shareholders’ agreement (see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders”) BRC S.à.R.L and Eugénie Patri Sébastien S.A. each have the right to nominate four directors. The Stichting board of directors nominates four to six directors who are independent of shareholders. The mandate of Peter Harf will come to an end on 25 April 2012. Pending the election of his successor, our Board will include three independent directors.

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

Mandatory Bid

Belgium implemented the Thirteenth Company Law Directive (European Directive 2004/25/EC of 21 April 2004) by the Belgian Law of 1 April 2007 on public takeover bids (the “Takeover Law”) and the Belgian Royal Decree of 27 April 2007 on public takeover bids (the “Takeover Royal Decree”). Pursuant to the Takeover Law, a mandatory bid will need to be launched on all our shares (and our other securities giving access to voting rights) if a person, as a result of its own acquisition or the acquisition by persons acting in concert with it or by persons acting for their account, directly or indirectly holds more than 30% of our shares (directly and/or through ADSs).

Public takeover bids on shares and other securities giving access to voting rights (such as, warrants or any convertible bonds) are subject to supervision by the FSMA. Public takeover bids must be made for all of our shares, as well as for all our other securities giving access to voting rights. Prior to making a bid, a bidder must publish a prospectus, approved by the FSMA prior to publication.

In accordance with Article 74 of the Takeover Law, our controlling shareholder (the Stichting) and the seven entities acting in concert with it (as set out in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Shareholding Structure”) have filed with us and the FSMA the disclosures set forth by the Takeover Law and are therefore exempt from the obligation to launch a takeover bid on our shares and other securities giving access to voting rights.

Limitations on the Right to Own Securities

Neither Belgian law nor our articles of association imposes any general limitation on the right of non-residents or foreign persons to hold our securities or exercise voting rights on our securities other than those limitations that would generally apply to all shareholders.

C.	MATERIAL CONTRACTS

The following contracts have been entered into by us within the two years immediately preceding the date of this Form 20-F or contain provisions under which we or another member of our group has an obligation or entitlement which is material to our group:

On 13 July 2008, InBev and its indirect wholly-owned subsidiary formed exclusively for the purpose of effecting the Anheuser-Busch merger (as defined below), Pestalozzi Acquisition Corp., entered into an Agreement and Plan of Merger with Anheuser-Busch Companies (the “Merger Agreement”). On 18 November 2008, we completed the merger and Anheuser-Busch became an indirect wholly-owned subsidiary of Anheuser-Busch InBev SA/NV.

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

The 2010 Senior Facilities Agreement contains customary representations and warranties, covenants and events of default. Among other things, an event of default is triggered if either a default or an event of default occurs under any of our or our subsidiaries’ financial indebtedness. The obligations of the borrowers under the 2010 Senior Facilities Agreement are jointly and severally guaranteed by Anheuser-Busch Companies, Brandbrew and Cobrew.

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

As of 31 December 2010, the 2010 Revolving Facility had been fully repaid and USD 8 billion remained available to be drawn. As of 31 December 2010, USD 4,410 million remained outstanding under the 2010 Term Facility.

Effective 25 July 2011, we amended the 2010 Revolving Facility under the 2010 Senior Facilities Agreement. The termination date of the 2010 Revolving Facility was amended to 25 July 2016. On 5 July 2011, in connection with the amendment, we fully prepaid and terminated the 2010 Term Facility under the 2010 Senior Facilities Agreement. The amendment to the 2010 Revolving Facility is filed as Exhibit 4.2 to this report.

We borrow under the 2010 Revolving Facility at an interest rate equal to LIBOR (or EURIBOR for euro-denominated loans) plus a margin of 0.40% per annum based upon the ratings assigned by rating agencies to our long-term debt as of the date of this report. These margins may change to the extent that the ratings assigned to our long-term debt are modified, ranging between 0.35% per annum and 1.50% per annum. A commitment fee of 35% of the applicable margin is applied to any undrawn but available funds under the 2010 Revolving Facility. In addition, a utilization fee of up to 0.3% per annum is payable, dependent on the amount drawn under the 2010 Revolving Facility.

As of 31 December 2011, the 2010 Revolving Facility had been fully repaid and USD 8 billion remained available to be drawn.

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

In certain circumstances, Belgian law provides, subject to certain conditions, for a reduction to 21% of the dividend withholding tax with respect to dividends paid on or attributed to shares issued on or after 1 January 1994. Shares eligible for this reduced rate may carry “VVPR Strips” which are securities representing the right to benefit from the reduced withholding tax rate of 21%. We have issued shares with VVPR strips. Our VVPR strips are listed and negotiated on Euronext Brussels separately from our shares. The coupons representing the right to dividends taxed at the ordinary withholding tax rate of 25% are attached to each share. The coupons representing the right to dividends taxed at the reduced withholding tax rate of 21% are attached to each VVPR Strip. The coupons in the VVPR Strips carry the same serial numbers as the ordinary coupons and mention “strips-PR” or, in Dutch, “strips-VV” (together “VVPR Strips”). Payment of withholding tax at the reduced 21% rate is possible only if two coupons carrying the same number are handed over to us or one of our paying agents before the end of a three-year period starting on January 1 of the year during which the dividend was declared.

If we redeem our own shares or ADSs, the redemption distribution (after deduction of the portion of fiscal capital represented by our redeemed shares or ADSs) will be treated as a dividend which in certain circumstances may be subject to a withholding tax of 21%, subject to such relief as may be available under applicable domestic or tax treaty provisions. No withholding tax will be triggered if such redemption is carried out on a stock exchange and meets certain conditions. In case of our liquidation, any amounts distributed in excess of the fiscal capital will be subject to the 10% withholding tax, subject to such relief as may be available under applicable domestic or tax treaty provisions.

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

Capital gains realized on our shares or ADSs by a corporate Holder which is not entitled to claim the benefits of the Treaty under the limitation of benefits article included in the Treaty are generally not subject to taxation and losses are not deductible (provided that our shares or ADSs are not held in connection with a business conducted in Belgium, nor through a fixed base or permanent establishment in Belgium).

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

Estate and Gift Tax

There is no Belgium estate tax on the transfer of our shares or ADSs on the death of a Belgian non-resident.

Donations of our shares or ADSs made in Belgium may or may not be subject to gift tax depending on the modalities under which the donation is carried out.

Belgian Tax on Stock Exchange Transactions

A stock market tax is normally levied on the purchase and the sale and on any other acquisition and transfer for consideration in Belgium of our existing shares or ADSs through a professional intermediary established in Belgium on the secondary market (so-called “secondary market transactions”). The applicable rate amounts to 0.22% of the consideration paid but with a cap of EUR 650 per transaction and per party. It has been reported in the press that the Belgian federal government will propose an increase of the tax rate to 0.25% (with a cap of EUR 740 per transaction and per party) as from 1 May 2012. As of the date of this Form 20-F, this tax increase was not yet approved by the Belgian legislator.

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

PFIC Rules

We believe that our shares and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. A company is considered a PFIC if, for any taxable year, either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. If we were to be treated as a PFIC, unless a U.S. holder elects to be taxed annually on a mark-to-market basis with respect to the shares or ADSs or makes a “qualified electing fund” (“QEF”) election the first taxable year in which we are treated as a PFIC, gain realized on the sale or other disposition of your shares or ADSs would in general not be treated as capital gain. Instead, if you are a U.S. holder, you would be treated as if you had realized such gain and certain excess distributions ratably over your holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your shares or ADSs. Dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are treated as a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income. The QEF election is conditioned upon our furnishing you annually with certain tax information. We may not take the action necessary for a U.S. shareholder to make a QEF election in the event our company is determined to be a PFIC.

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

You may read and copy any reports or other information that we file at the public reference rooms of the Securities and Exchange Commission (“SEC”) at 100 F Street, N.E., Washington, D.C. 20549, and at the SEC’s regional offices located at 3 World Financial Center, Suite 400, New York, New York 10281 and 175 W. Jackson Boulevard, Suite 900, Chicago, IL 60604. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Electronic filings made through the Electronic Data Gathering, Analysis and Retrieval system are also publicly available through the SEC’s website on the Internet at http://www.sec.gov.

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

We have filed our amended and restated articles of association and all other deeds that are to be published in the annexes to the Belgian State Gazette with the clerk’s office of the Commercial Court of Brussels (Belgium), where they are available to the public. A copy of the articles of association dated 27 February 2012 has been filed as Exhibit 99.3 to Form 6-K filed on 8 March 2012, and is also available on our website under http://www.ab-inbev.com/go/corporate_governance/bylaws.cfm.

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

Market Risk, Hedging and Financial Instruments

We are exposed to foreign currency, interest rate, commodity price, liquidity, equity and credit risks in the normal course of our business. We analyze each of these risks individually as well as on an interconnected basis, and define strategies to manage the economic impact on our performance in line with our financial risk management policy. Management meets on a frequent basis and is responsible for reviewing the results of the risk assessment, approving recommended risk management strategies, monitoring compliance with the financial risk management policy and reporting to the Finance Committee of our Board.

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

Please refer to note 28 to our audited consolidated financial statements as of 31 December 2011 and 2010, and for the three years ended 31 December 2011 for a fuller quantitative and qualitative discussion on the market risks to which we are subject and our policies with respect to managing those risks.

Foreign Currency Risk

We are exposed to foreign currency risk on borrowings, investments, (forecasted) sales, (forecasted) purchases, royalties, dividends, licenses, management fees and interest expense/income whenever they are denominated in a currency other than the functional currency of our subsidiary engaged in the relevant transaction. To manage this risk, we primarily make use of foreign currency rate agreements, exchange-traded foreign currency futures and cross-currency interest rate swaps.

As far as foreign currency risk on firm commitments and forecasted transactions is concerned, our policy is to hedge operational transactions that are reasonably expected to occur (for example, cost of goods sold and sales and marketing, general and administrative expenses) within the forecast period determined in the financial risk management policy. Operational transactions that are certain are hedged without any limitation in time. Non-operational transactions (such as acquisitions and disposals of subsidiaries) are hedged as soon as they are certain. Although we systematically hedge our transactional foreign exchange exposure, we do not hedge translational exposure.

As of 31 December 2011, we have locked in all of our anticipated transactional exposure for 2012 for the most important currency pairs such as Brazilian real/USD and USD/Argentinean peso. Some exposures such as USD/Ukrainian hryvnia, and EUR/Ukrainian hryvnia, had been either mostly or partially covered due to the fact that hedging can be limited in certain Eastern European countries as the local foreign exchange market prevents us from hedging at a reasonable cost.

We have performed analyses in relation to our foreign currency transaction exposures using a currency sensitivity model that identified varying ranges of possible closing rates for 2011, factoring in the possible volatility in those exchange rates (see note 28 to our audited consolidated financial statements as of 31 December 2011 and 2010, and for the three years ended 31 December 2011). Based on such analysis, we estimate that if certain currencies (primarily in certain Eastern European countries) had weakened or strengthened against the U.S. dollar or euro during 2011, our 2011 profit before taxes would have been USD 5 million higher or lower, respectively, while the pre-tax translation reserves in equity would have been USD 356 million higher or lower, respectively.

Foreign exchange rates have been subject to significant volatility in the recent past and may be again in the future. See note 28 to our audited consolidated financial statements as of 31 December 2011 and 2010, and for the three years ended 31 December 2011 for details of the above sensitivity analyses, a fuller quantitative and qualitative discussion on the foreign currency risks to which we are subject and our policies with respect to managing those risks.

Interest Rate Risk

We are exposed to interest rate risk on our variable-rate interest-bearing financial liabilities. As of 31 December 2011, after certain hedging and fair value adjustments, USD 9.9 billion, or 24.5%, of our interest-bearing financial liabilities (which include loans, borrowings and bank overdrafts) bore a variable interest rate. We apply a dynamic interest rate hedging approach where the target mix between fixed and floating rate is reviewed periodically. The purpose of our policy is to achieve an optimal balance between cost of funding and volatility of financial results, while taking into account market conditions as well as our overall business strategy. From time to time, we enter into interest rate swap agreements and forward rate agreements to manage our interest rate risk, and also enter into cross-currency interest rate swap agreements to manage both our foreign currency risk and interest rate risk.

We have performed sensitivity analyses in relation to our interest-bearing financial liabilities and assets that bear a variable rate of interest, factoring in a range of possible volatilities in the different markets where we hold such instruments (see note 28 to our audited consolidated financial statements as of 31 December 2011 and 2010, and for the three years ended 31 December 2011). We have estimated that a change in market interest rates based on the range of volatilities considered in our analysis could have impacted our 2011 interest expense by plus or minus USD 43 million in relation to our floating rate debt. Such increase or decrease would be more than offset by an USD 47 million decrease or increase in interest income on our interest-bearing financial assets.

Interest rates have been subject to significant volatility in the recent past and may be again in the future. See note 28 to our audited consolidated financial statements as of 31 December 2011 and 2010, and for the three years ended 31 December 2011 for details of the above sensitivity analyses, a fuller quantitative and qualitative discussion on the interest rate risks to which we are subject and our policies with respect to managing those risks.

Commodity Price Risk

We have significant exposures to the following commodities: aluminum, barley, corn grits, corn syrup, corrugated cardboard, fuel oil, glass, hops, labels, malt, natural gas, rice, steel and wheat. The commodity markets have experienced and are expected to continue to experience price fluctuation in the future. We therefore use both fixed-price purchasing contracts and commodity derivatives to minimize exposure to commodity price volatility, primarily for aluminum and sugar.

As of 31 December 2011, we had the following commodity derivatives outstanding, by maturity:

	Notional				Fair Value(1)
Commodities	<1 year	1-5 years	>5 years	Total

Aluminum swaps	1,372	553	—	1,925	(284)
Other commodity derivatives	756	87	—	843	(40)

Note:

(1)	Represents the excess of assets over liabilities as of 31 December 2011.

These hedges are designated in a cash flow hedge accounting relationship in accordance with IAS 39.

See note 28 to our audited consolidated financial statements as of 31 December 2011 and 2010, and for the three years ended 31 December 2011 for a fuller quantitative and qualitative discussion on the commodity risks that we are subjected to, and our policies with respect to managing those risks.

Other Risks

See note 28 to our audited consolidated financial statements as of 31 December 2011 and 2010, and for the three years ended 31 December 2011 for a fuller quantitative and qualitative discussion on the equity, credit and liquidity risks to which we are subject and our policies with respect to managing those risks.

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

Fees and Expenses payable by holders

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

The greater of (a) $.02 (or less) per ADS and (b) 6% of the cash distribution amount per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities to holders of deposited securities by the depositary to ADS holders

$.02 (or less) per ADSs per calendar year	Depositary services. The combined fee for depositary services and cash distribution fees will not exceed $0.02 per ADS for any year

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges that the depositary or the custodian has to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Telex or facsimile charges provided for in the deposit agreement	Expenses for depositary services

Any unavoidable charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

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

Fees payable by the depositary

For the year ended 31 December 2011, the depositary reimbursed us for expenses we incurred, or paid amounts on our behalf to third parties in connection with the ADS program for a total sum of USD 4.2 million.

Expenses the depositary reimbursed us	Amount (in USD)
Maintenance expenses	3,973,078.76

Total	3,973,078.76

The depositary has also agreed to waive fees for standard costs associated with the administration of the program and has paid certain expenses directly to third parties on our behalf. The table below sets forth those expenses that the depositary paid directly to third parties for the year ended 31 December 2011.

Expenses the depositary paid to third parties on our behalf	Amount (in USD)
Annual stock exchange listing fees	134,840.00

Standard out-of-pocket maintenance costs	126,913.92

Total	261,753.92

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of 31 December 2011. While there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures, our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Based upon our evaluation, as of 31 December 2011, the Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures, in accordance with Exchange Act Rule 13a-15(e), (i) are effective at that level of reasonable assurance in ensuring that information required to be disclosed in the reports that are filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and (ii) are effective at that level of reasonable assurance in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the management of our company, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed, under the supervision of the chief executive officer and chief financial officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with generally accepted accounting principles.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly, reflect transactions and dispositions of assets, provide reasonable assurance that transactions are recorded in the manner necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are only carried out in accordance with the authorization of our management and directors, and provide reasonable assurance regarding the prevention or timely detection of any unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Moreover, projections of any evaluation of the effectiveness of internal control to future periods are subject to a risk that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate.

Our management has assessed the effectiveness of internal control over financial reporting based on the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that our internal control over financial reporting as of 31 December 2011 was effective.

The effectiveness of internal control over financial reporting as of 31 December 2011 has been audited by PricewaterhouseCoopers Bedrijfsrevisoren BCVBA, as represented by Yves Vandenplas (“PricewaterhouseCoopers Bedrijfsrevisoren”), which also acted as our independent auditor. Their audit report, including their opinion on management’s assessment of internal control over financial reporting, is included in our audited consolidated financial statements included in this Form 20-F.

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

We have adopted a Code of Conduct and Code of Dealing, each of which applies to all of our employees, including our principal executive, principal financial and principal accounting officers. Our Code of Conduct and Code of Dealing are together intended to meet the definition of “code of ethics” under Item 16B of Form 20-F under the Exchange Act. Our Code of Conduct and Code of Dealing are filed as Exhibits 11.1 and 11.2 to this Form 20-F.

If the provisions of the code that apply to our principal executive officer, principal financial officer or principal accounting officer are amended, or if a waiver is granted, we will disclose such amendment or waiver.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers Bedrijfsrevisoren acted as our independent auditor for the fiscal years ended 31 December 2011 and 2010. The table below sets forth the total amount billed to us by PricewaterhouseCoopers Bedrijfsrevisoren for services performed in 2011 and 2010, and breaks down these amounts by category of service:

	2011	2010
	(USD thousand)
Audit Fees	8,530	7,513
Audit-Related Fees	771	500
Tax Fees	5,396	4,388
All Other Fees	469	363

Total	15,166	12,764

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

Tax Fees

Tax fees in 2011 and 2010 were related to tax compliance and tax advisory services.

All Other Fees

All other fees in 2011 primarily relate to due diligence and IT outsourcing, and in 2010 primarily relate to divesture advisory.

Pre-Approval Policies and Procedures

The advance approval of the Audit Committee or member thereof, to whom approval authority has been delegated, is required for all audit and non-audit services provided by our auditors. The pre-approval policy of the Audit Committee allows the Vice-President of Corporate Audit to approve in advance the following services, capped at USD 150,000 for each service: statutory or financial audits, services associated with registrations with Belgian and U.S. regulators as well as other documents issued in connection with the offering of securities, accounting advisory on the application of accounting standards, regulatory accounting including Belgian and U.S. SEC filings, responding to regulatory inquiries and training sessions, services related to acquisitions or disposals such as due diligence, audit of opening balance sheet, working capital verification, audit of carve-out financial statements and reports in connection with stock exchange requirements, audit of financial statements of employee benefit plans, preparation and review of tax returns, assistance in connection with field audits by tax authorities, expatriate and individual income tax returns except for individuals in a financial reporting oversight role, advice on pending or proposed tax legislation and tax guidance on proposed tax transactions.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER

There are no outstanding buy-back programs of our shares.

The following table sets forth certain information related to purchases made by the AB InBev Group of our shares or ADSs:

	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
	(number of shares)	(USD)	(number of shares)	(USD million)

1 January 2011 – 31 January 2011	—	—	—	—
1 February 2011 – 28 February 2011	2,962	(1)	—	—
1 March 2011 – 31 March 2011	83	(1)	—	—
1 April 2011 – 30 April 2011	—	—	—	—
1 May 2011 – 31 May 2011	83	(1)	—	—
1 June 2011 – 30 June 2011	3,521	(1)	—	—
1 July 2011 – 31 July 2011	66	(1)	—	—
1 August 2011 – 31 August 2011	1,561	(1)	—	—
1 September 2011 – 30 September 2011	333	(1)	—	—
1 October 2011 – 31 October 2011	—	—	—	—
1 November 2011 – 30 November 2011	3,578	(1)	—	—
1 December 2011 – 31 December 2011	—	—	—	—

Total	12,187	(1)	—	—

Note:

(1)	Under certain of our share-based compensation plans, shares are granted to employees at a discount. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share-Based Payment Plans—Ambev Exchange of Share-Ownership Program.” The discount is granted in the form of additional shares, and if such employees leave the AB InBev Group prior to the end of the applicable vesting period, we take back the shares representing the discount. Technically, all of the “discount” shares are repurchased from the employee by our subsidiary, Brandbrew, for an aggregate price of EUR 1.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

Under the NYSE listing standards, a majority of the directors of a listed U.S. company are required to be independent, while in Belgium, only three directors need be independent. As of 31 December 2011, our Board of

Directors comprised four independent directors and eight non-independent directors. None of the eight non-independent directors serve as part of our management, and seven of these eight directors are deemed not to be “independent” under the NYSE listing standards solely because they serve as directors of our majority shareholder, Stichting Anheuser-Busch InBev. As of 25 April 2012, the mandate of director Peter Harf will come to an end.

The NYSE rules further require that the nominating and compensation committees of a listed U.S. company be composed entirely of independent directors. The Belgian Corporate Governance Code recommends that a majority of the directors on each of these committees meet the technical requirements for independence under Belgian corporate law. As of 1 January 2012, four of the five directors on our Nomination Committee and one of the three directors on our Remuneration Committee would not meet the NYSE independence requirements. As these committees are composed exclusively of non-executive directors who are independent of management and free from any business relationship that could materially interfere with the exercise of their independent judgment, we consider that the composition of these committees achieves the Belgian Corporate Governance Code’s aim of avoiding potential conflicts of interest.

We consider that the terms of reference of our board committees are generally responsive to the relevant NYSE rules, but may not address all aspects of these rules.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this Form 20-F. The audit report of PricewaterhouseCoopers Bedrijfsrevisoren, independent registered public accounting firm, is included herein preceding the audited consolidated financial statements.

ITEM 19.	EXHIBITS

1.1	Consolidated Articles of Association of Anheuser-Busch InBev SA/NV, dated as of 27 February 2012 (English-language translation) (incorporated by reference to Exhibit 99.3 to Form 6-K filed by Anheuser-Busch InBev SA/NV on 8 March 2012).

2.1	Indenture, dated as of 16 October 2009, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, Brandbrew S.A., Cobrew NV/SA and Anheuser Busch Companies and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”) (incorporated by reference to Exhibit 4.1 to Form F-4 (File No. 333-163464) filed by Anheuser-Busch InBev SA/NV on 3 December 2009).

2.2	Fifth Supplemental Indenture, dated as of 27 November 2009, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors named therein, and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.6 to Form F-4 (File No. 333-163464) filed by Anheuser-Busch InBev SA/NV on 3 December 2009).

2.3	Tenth Supplemental Indenture, dated as of 7 April 2010, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors named therein, and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 2.3 to Form 20-F (File No. 001-34455) filed by Anheuser-Busch InBev SA/NV on 13 April 2011).

2.4	Twenty Fourth Supplemental Indenture, dated as of 6 October 2011, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors named therein, and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.2 to Form F-3/A (File No. 333-169514) filed by Anheuser-Busch InBev SA/NV on 7 October 2011).

3.1	Amended and Restated Anheuser-Busch InBev Shareholders Agreement (formerly InBev Shareholders Agreement and Interbrew Shareholders Agreement) dated 9 September 2009 among BRC S.à.R.L, Eugénie Patri Sébastien S.A. (formerly Eugénie Patri Sébastien SCA), Stichting Anheuser-Busch InBev (formerly Stichting InBev and Stichting Interbrew) and Rayvax Société d’Investissement NV/SA (incorporated by reference to Exhibit 3.1 to Form 20-F (File No. 001-36455) filed by Anheuser-Busch InBev SA/NV on 14 September 2009).

3.2	Voting Agreement between Stichting Anheuser-Busch InBev, Fonds InBev-Baillet Latour SPRL and Fonds Voorzitter Verhelst SPRL, dated 17 October 2008 (incorporated by reference to Exhibit 3.2 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 14 September 2009).

4.1	Senior Facilities Agreement for Anheuser-Busch InBev SA/NV and Anheuser-Busch InBev Worldwide Inc., dated 26 February 2010 (incorporated by reference to Exhibit 4.2 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 15 April 2010).*

4.2	Letter of Amendment dated 23 June 2011 amending the Senior Facilities Agreement dated 26 February 2010.*

4.3	Share-Based Compensation Plan Relating to Shares of Anheuser-Busch InBev (incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-172069) filed by Anheuser-Busch InBev SA/NV on 4 February 2011).

4.4	Share-Based Compensation Plan Relating to American Depositary Shares of Anheuser-Busch InBev (incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-172069) filed by Anheuser-Busch InBev SA/NV on 4 February 2011).

4.5	Long-Term Incentive Plan Relating to Shares of Anheuser-Busch InBev (incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-171231) filed by Anheuser-Busch InBev SA/NV on 17 December 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by Anheuser-Busch InBev SA/NV on 21 December 2011).

4.6	Long-Term Incentive Plan Relating to American Depositary Shares of Anheuser-Busch InBev (incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-171231) filed by Anheuser-Busch InBev SA/NV on 17 December 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by Anheuser-Busch InBev SA/NV on 21 December 2011).

4.7	Exceptional Incentive Restricted Stock Units Programme (incorporated by reference to Exhibit 4.5 to Form S-8 (File No. 333-171231) filed by Anheuser-Busch InBev SA/NV on 17 December 2010).

4.8	Discretionary Restricted Stock Units Programme (incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-169272) filed by Anheuser-Busch InBev SA/NV on 8 September 2010).

4.9	Terms and Conditions of Anheuser-Busch InBev SA/NV Stock Option Plan – Stock Options Grant of 18 December 2009 (incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-165065) filed by Anheuser-Busch InBev SA/NV on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by Anheuser-Busch InBev SA/NV on 4 February 2011).

4.10	Anheuser-Busch InBev SA/NV Long-Term Incentive Plan – Stock Options Grant of 18 December 2009 (incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-165065) filed by Anheuser-Busch InBev SA/NV on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by Anheuser-Busch InBev SA/NV on 4 February 2011).

4.11	Forms of Stock Option Plan underlying the Dividend Waiver and Exchange Program (incorporated by reference to Exhibit 4.5 to Form S-8 (File No. 333-165065) filed by Anheuser-Busch InBev SA/NV on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by Anheuser-Busch InBev SA/NV on 4 February 2011).

4.12	Share Based Compensation Plan March 2010 (incorporated by reference to Exhibit 4.6 to Form S-8 (File No. 333-165065) filed by Anheuser-Busch InBev SA/NV on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by Anheuser-Busch InBev SA/NV on 4 February 2011).

4.13	Share Based Compensation Plan March 2010 for EBM, GHQ & NY (incorporated by reference to Exhibit 4.7 to Form S-8 filed by Anheuser-Busch InBev SA/NV on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by Anheuser-Busch InBev SA/NV on 4 February 2011).

6.1	Description of earnings per share (included in note 22 to our audited consolidated financial statements included in this Form 20-F).

7.1	Description of ratios.

8.1	List of significant subsidiaries (included in note 35 to our audited consolidated financial statements included in this Form 20-F).

11.1	Anheuser-Busch InBev Code of Business Conduct, dated as of August 2011.

11.2	Anheuser-Busch InBev Code of Dealing, dated as of February 2010.

12.1	Principal Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Principal Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Principal Executive Officer and Principal Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of PricewaterhouseCoopers Bedrijfsrevisoren BCVBA.

15.2	Consent of KPMG — Bedrijfsrevisoren / Réviseurs d’Entreprises.

15.3	Consent of PricewaterhouseCoopers LLP.

Note:

*	Certain terms are omitted pursuant to a request for confidential treatment.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Anheuser-Busch InBev SA/NV
(Registrant)

Date: 12 April 2012	By:	/s/ Sabine Chalmers
Name: Sabine Chalmers
Title: Chief Legal and Corporate Affairs Officer

AB INBEV GROUP ACTUAL HISTORICAL FINANCIAL INFORMATION

To the Board of Directors and Shareholders of Anheuser-Busch InBev SA/NV

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Anheuser-Busch InBev SA/NV and its subsidiaries at 31 December 2011 and 2010, and the results of their operations and their cash flows for the two years ended 31 December 2011 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s annual report on internal control over financial reporting” as set out in Item 15 on page 173. Our responsibility is to express an opinion on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Sint-Stevens-Woluwe, 11 April 2012

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

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP St. Louis, MO April 14, 2010

Consolidated financial statements

Consolidated income statement

For the year ended 31 December Million US dollar, except earnings per shares in US dollar	Notes	2011	2010	2009[1]
Revenue		39 046	36 297	36 758
Cost of sales		(16 634)	(16 151)	(17 198)

Gross profit		22 412	20 146	19 560

Distribution expenses		(3 313)	(2 913)	(2 671)
Sales and marketing expenses		(5 143)	(4 712)	(4 992)
Administrative expenses		(2 043)	(1 960)	(2 310)
Other operating income/(expenses)	7	694	604	661
Restructuring (including impairment losses)	8	(351)	(252)	(153)
Fair value adjustments	8	—	—	(67)
Business and asset disposal (including impairment losses)	8	78	(16)	1 541
Acquisition costs business combinations	8	(5)	—	—

Profit from operations		12 329	10 897	11 569

Finance cost	11	(3 575)	(4 261)	(4 766)
Finance income	11	438	525	347

Net finance cost		(3 137)	(3 736)	(4 419)

Share of result of associates	16	623	521	513

Profit before tax		9 815	7 682	7 663

Income tax expense	12	(1 856)	(1 920)	(1 786)

Profit		7 959	5 762	5 877

Attributable to:
Equity holders of AB InBev		5 855	4 026	4 613
Non-controlling interest		2 104	1 736	1 264

Basic earnings per share	22	3.67	2.53	2.91
Diluted earnings per share	22	3.63	2.50	2.90

Consolidated statement of comprehensive income

For the year ended 31 December Million US dollar	2011	2010	2009[1]
Profit	7 959	5 762	5 877

Other comprehensive income:
Exchange differences on translation of foreign operations (gains/(losses))	(1 266)	606	2 146
Cash flow hedges
Recognized in equity	25	(120)	729
Removed from equity and included in profit or loss	77	892	478
Removed from equity and included in the initial cost of inventories	—	—	(37)
Actuarial gains/(losses)	(676)	(191)	134
Share of other comprehensive income/(loss) of associates	(820)	385	322

Other comprehensive income, net of tax	(2 660)	1 572	3 772

Total comprehensive income	5 299	7 334	9 649

Attributable to:
Equity holders of AB InBev	3 648	5 571	8 168
Non-controlling interest	1 651	1 763	1 481

The accompanying notes are an integral part of these consolidated financial statements.

[1]	Reclassified to conform to the 2010 presentation

Consolidated statement of financial position

As at 31 December Million US dollar	Notes	2011	2010
ASSETS
Non-current assets
Property, plant and equipment	13	16 022	15 893
Goodwill	14	51 302	52 498
Intangible assets	15	23 818	23 359
Investments in associates	16	6 696	7 295
Investment securities	17	244	243
Deferred tax assets	18	673	744
Employee benefits	24	10	13
Trade and other receivables	20	1 339	1 700

		100 104	101 745

Current assets
Investment securities	17	103	641
Inventories	19	2 466	2 409
Income tax receivable		312	366
Trade and other receivables	20	4 121	4 638
Cash and cash equivalents	21	5 320	4 511
Assets held for sale		1	32

		12 323	12 597

Total assets		112 427	114 342

EQUITY AND LIABILITIES
Equity
Issued capital	22	1 734	1 733
Share premium		17 557	17 535
Reserves		381	2 335
Retained earnings		17 820	13 656

Equity attributable to equity holders of AB InBev		37 492	35 259

Non-controlling interest		3 552	3 540

		41 044	38 799

Non-current liabilities
Interest-bearing loans and borrowings	23	34 598	41 961
Employee benefits	24	3 440	2 746
Deferred tax liabilities	18	11 279	11 909
Trade and other payables	27	1 548	2 295
Provisions	26	874	912

		51 739	59 823

Current liabilities
Bank overdrafts	21	8	14
Interest-bearing loans and borrowings	23	5 559	2 919
Income tax payable		499	478
Trade and other payables	27	13 337	12 071
Provisions	26	241	238

		19 644	15 720

Total equity and liabilities		112 427	114 342

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of changes in equity

	Attributable to equity holders of AB InBev[1]
Million US dollar	Issued capital	Share premium	Treasury shares	Share- based payment reserves	Translation reserves	Hedging reserves	Actuarial gains/ (losses)	Retained earnings	Total	Non- controlling interest	Total equity
As per 1 January 2009	1 730	17 477	(1 443)	123	1 027	(2 242)	(712)	6 482	22 442	1 989	24 431
Profit	—	—	—	—	—	—	—	4 613	4 613	1 264	5 877
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	—	—	—	—	1 894	—	—	—	1 894	252	2 146
Cash flow hedges	—	—	—	—	—	1 190	—	—	1 190	(20)	1 170
Actuarial gains/(losses)	—	—	—	—	—	—	165	(16)	149	(15)	134
Share of other comprehensive results of associates	—	—	—	—	322	—	—	—	322	—	322
Total comprehensive income	—	—	—	—	2 216	1 190	165	4 597	8 168	1 481	9 649
Shares issued	2	38	—	—	—	—	—	—	40	—	40
Dividends	—	—	—	—	—	—	—	(669)	(669)	(722)	(1 391)
Treasury shares	—	—	154	—	—	—	—	—	154	(3)	151
Share-based payments	—	—	—	145	—	—	—	—	145	10	155
Scope and other changes	—	—	—	—	—	—	—	38	38	98	136

As per 31 December 2009	1 732	17 515	(1 289)	268	3 243	(1 052)	(547)	10 448	30 318	2 853	33 171

	Attributable to equity holders of AB InBev[1]
Million US dollar	Issued capital	Share premium	Treasury shares	Share- based payment reserves	Translation reserves	Hedging reserves	Actuarial gains/ (losses)	Retained earnings	Total	Non- controlling interest	Total equity
As per 1 January 2010	1 732	17 515	(1 289)	268	3 243	(1 052)	(547)	10 448	30 318	2 853	33 171
Profit	—	—	—	—	—	—	—	4 026	4 026	1 736	5 762
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	—	—	—	—	554	—	—	—	554	52	606
Cash flow hedges	—	—	—	—	—	746	—	—	746	26	772
Actuarial gains/(losses)	—	—	—	—	—	—	(140)	—	(140)	(51)	(191)
Share of other comprehensive results of associates	—	—	—	—	385	—	—	—	385	—	385
Total comprehensive income	—	—	—	—	939	746	(140)	4 026	5 571	1 763	7 334
Shares issued	1	20	—	—	—	—	—	—	21	—	21
Dividends	—	—	—	—	—	—	—	(857)	(857)	(1 119)	(1 976)
Treasury shares	—	—	56	—	—	—	—	—	56	4	60
Share-based payments	—	—	—	111	—	—	—	—	111	15	126
Scope and other changes	—	—	—	—	—	—	—	39	39	24	63

As per 31 December 2010	1 733	17 535	(1 233)	379	4 182	(306)	(687)	13 656	35 259	3 540	38 799

[1]	Reclassified to conform to the 2011 presentation

	Attributable to equity holders of AB InBev
Million US dollar	Issued capital	Share premium	Treasury shares	Share- based payment reserves	Translation reserves	Hedging reserves	Actuarial gains/ (losses)	Retained earnings	Total	Non- controlling interest	Total equity
As per 1 January 2011	1 733	17 535	(1 233)	379	4 182	(306)	(687)	13 656	35 259	3 540	38 799
Profit	—	—	—	—	—	—	—	5 855	5 855	2 104	7 959
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	—	—	—	—	(944)	—	—	—	(944)	(322)	(1 266)
Cash flow hedges	—	—	—	—	—	118	—	—	118	(16)	102
Actuarial gains/(losses)	—	—	—	—	—	—	(561)	—	(561)	(115)	(676)
Share of other comprehensive results of associates	—	—	—	—	(820)	—	—	—	(820)	—	(820)
Total comprehensive income	—	—	—	—	(1 764)	118	(561)	5 855	3 648	1 651	5 299
Shares issued	1	22	—	—	—	—	—	—	23	—	23
Dividends	—	—	—	—	—	—	—	(1 716)	(1 716)	(1 712)	(3 428)
Treasury shares	—	—	96	—	—	—	—	—	96	(10)	86
Share-based payments	—	—	—	157	—	—	—	—	157	18	175
Scope and other changes	—	—	—	—	—	—	—	25	25	65	90

As per 31 December 2011	1 734	17 557	(1 137)	536	2 418	(188)	(1 248)	17 820	37 492	3 552	41 044

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated cash flow statement

For the year ended 31 December Million US dollar	Notes	2011	2010[1]	2009[1]
OPERATING ACTIVITIES
Profit		7 959	5 762	5 877
Depreciation, amortization and impairment	10	2 783	2 788	2 818
Impairment losses on receivables, inventories and other assets		47	150	167
Additions/(reversals) in provisions and employee benefits		441	373	188
Net finance cost	11	3 137	3 736	4 419
Loss/(gain) on sale of property, plant and equipment and intangible assets		(39)	(113)	(189)
Loss/(gain) on sale of subsidiaries, associates and assets held for sale		(71)	(58)	(1 555)
Equity-settled share-based payment expense	25	203	156	208
Income tax expense	12	1 856	1 920	1 786
Other non-cash items included in the profit		(314)	72	24
Share of result of associates	16	(623)	(521)	(513)

Cash flow from operating activities before changes in working capital and use of provisions		15 379	14 265	13 230

Decrease/(increase) in trade and other receivables		174	(190)	149
Decrease/(increase) in inventories		(157)	(134)	301
Increase/(decrease) in trade and other payables		1 392	550	337
Pension contributions and use of provisions		(710)	(519)	(548)

Cash generated from operations		16 078	13 972	13 469

Interest paid		(2 612)	(2 987)	(2 908)
Interest received		308	219	132
Dividends received		406	383	—
Income tax paid		(1 694)	(1 682)	(1 569)

CASH FLOW FROM OPERATING ACTIVITIES		12 486	9 905	9 124

INVESTING ACTIVITIES
Proceeds from sale of property, plant and equipment and of intangible assets		120	221	327
Proceeds from sale of assets held for sale		39	121	877
Proceeds from sale of associates		—	25	936
Sale of subsidiaries, net of cash disposed of	6	454	9	5 232
Acquisition of subsidiaries, net of cash acquired	6	(479)	(37)	(608)
Purchase of non-controlling interest	22	(25)	(34)	(38)
Acquisition of property, plant and equipment and of intangible assets	13-15	(3 376)	(2 344)	(1 713)
Net proceeds from sale/(acquisition) of investment in short-term debt securities	17	529	(604)	—
Net proceeds/(acquisition) of other assets		(3)	81	227
Net repayments/(payments) of loans granted		10	16	29

CASH FLOW FROM INVESTING ACTIVITIES		(2 731)	(2 546)	5 269

FINANCING ACTIVITIES
Net proceeds from the issue of share capital	22	155	215	76
Proceeds from borrowings		17 291	27 313	27 834
Payments on borrowings		(21 849)	(31 603)	(39 627)
Cash net finance costs other than interests		(1 505)	(758)	(66)
Dividends paid		(3 088)	(1 924)	(1 313)

CASH FLOW FROM FINANCING ACTIVITIES		(8 996)	(6 757)	(13 096)

Net increase/(decrease) in cash and cash equivalents		759	602	1 297

Cash and cash equivalents less bank overdrafts at beginning of year		4 497	3 661	2 171
Effect of exchange rate fluctuations		56	234	193

Cash and cash equivalents less bank overdrafts at end of year	21	5 312	4 497	3 661

The accompanying notes are an integral part of these consolidated financial statements.

[1]	Reclassified to conform to the 2011 presentation.

Notes to the consolidated financial statements

1.	CORPORATE INFORMATION

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world's top five consumer products companies. Beer, the original social network, has been bringing people together for thousands of years and our portfolio of well over 200 beer brands continues to forge strong connections with consumers. We invest the majority of our brand-building resources on our Focus Brands - those with the greatest growth potential such as global brands Budweiser®, Stella Artois® and Beck’s®, alongside Leffe®, Hoegaarden®, Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Hasseröder® and Jupiler®. In addition, the company owns a 50 percent equity interest in the operating subsidiary of Grupo Modelo, Mexico’s leading brewer and owner of the global Corona® brand. Anheuser-Busch InBev’s dedication to heritage and quality originates from the Den Hoorn brewery in Leuven, Belgium dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser-Busch InBev leverages the collective strengths of its approximately 116 000 employees based in 23 countries worldwide. In 2011, AB InBev realized 39.0 billion US dollar revenue. The company strives to be the Best Beer Company in a Better World.

The consolidated financial statements of the company for the year ended 31 December 2011 comprise the company and its subsidiaries (together referred to as “AB InBev” or the “company”) and the company’s interest in associates and jointly controlled entities.

The financial statements were authorized for issue by the Board of Directors on 11 April 2012.

2.	STATEMENT OF COMPLIANCE

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and in conformity with IFRS as adopted by the European Union up to 31 December 2011 (collectively “IFRS”). AB InBev did not apply any European carve-outs from IFRS. AB InBev has not applied early any new IFRS requirements that are not yet effective in 2011.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements by the company and its subsidiaries.

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

The financial statements of the company’s subsidiaries, jointly controlled entities and associates are prepared for the same reporting year as the parent company, using consistent accounting policies. In exceptional cases when the financial statements of a subsidiary, jointly controlled entity or associate are prepared as of a different date from that of AB InBev (e.g. Modelo), adjustments are made for the effects of significant transactions or events that occur between that date and the date of AB InBev’s financial statements. In such cases, the difference between the end of the reporting period of these subsidiaries, jointly controlled entities or associates from AB InBev’s reporting period is no more than three months.

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

A listing of the company’s most important subsidiaries and associates is set out in Note 35 AB InBev companies.

(E)	SUMMARY OF CHANGES IN ACCOUNTING POLICIES

A number of other new standards, amendment to standards and new interpretations became mandatory for the first time for the financial year beginning 1 January 2011, and have not been listed in these consolidated financial statements because of either their non-applicability to or their immateriality to AB InBev’s consolidated financial statements.

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

Effective 1 January 2010, one of AB InBev’s holding companies changed its functional currency from the euro to the US dollar. As a result of the refinancing of the debt related to the Anheuser-Busch acquisition in late 2009 and beginning 2010, the primary economic environment for this entity became the US dollar. In accordance with IAS 21 The Effects of Changes in Foreign Exchange Rates the change was accounted for prospectively.

EXCHANGE RATES

The most important exchange rates that have been used in preparing the financial statements are:

	Closing rate			Average rate
1 US dollar equals:	2011	2010	2009	2011	2010	2009
Argentinean peso	4.303188	3.975791	3.796702	4.124808	3.945504	3.726834
Brazilian real	1.875798	1.666201	1.741198	1.660243	1.767915	2.015192
Canadian dollar	1.021330	0.997006	1.050117	0.981580	1.033045	1.147982
Chinese yuan	6.305587	6.602304	6.826993	6.467171	6.757342	6.863060
Euro	0.772857	0.748391	0.694155	0.709397	0.756302	0.721191
Pound sterling	0.645567	0.644177	0.616479	0.621823	0.647243	0.643458
Russian ruble	32.195667	30.184359	30.117797	28.953797	30.144764	31.833634
Ukrainian hryvnia	7.989837	7.912866	7.947278	7.955556	7.849527	7.743168

(G)	INTANGIBLE ASSETS

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

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are capitalized as part of the cost of such assets.

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

OTHER INTANGIBLE ASSETS

Other intangible assets, acquired by the company, are recognized at cost less accumulated amortization and impairment losses.

Other intangible assets also include multi-year sponsorship rights acquired by the company. These are initially recognized at the present value of the future payments and subsequently measured at cost less accumulated amortization and impairment losses.

SUBSEQUENT EXPENDITURE

Subsequent expenditure on capitalized intangible assets is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures are expensed as incurred.

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

Brands are deemed intangible assets with indefinite useful lives and, therefore, are not amortized but tested for impairment on an annual basis (refer accounting policy P).

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

The estimated useful lives are defined in terms of the asset’s expected utility to the company and can vary from one geographical area to another. On average the estimated useful lives are as follows:

Industrial buildings - other real estate properties	20 - 33 years

Production plant and equipment:
Production equipment	10 -15 years
Storage, packaging and handling equipment	5 - 7 years

Returnable packaging:
Kegs	2 - 10 years
Crates	2 - 10 years
Bottles	2 - 5 years

Point of sale furniture and equipment	5 years

Vehicles	5 years

Information processing equipment	3 - 5 years

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

On disposal of an investment, the cumulative gain or loss previously recognized directly in other comprehensive income is recognized in profit or loss.

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

DIVIDENDS

Dividends are recognized in the consolidated financial statements on the date that the dividends are declared unless minimum statutory dividends are required by local legislation or the bylaws of the company’s subsidiaries. In such instances, statutory minimum dividends are recognized as a liability.

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

Trade and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

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

GOODS SOLD

In relation to the sale of beverages and packaging, revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, and no significant uncertainties remain regarding recovery of the consideration due, associated costs or the possible return of goods, and there is no continuing management involvement with the goods. Revenue from the sale of goods is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts, volume rebates, discounts for cash payments and excise taxes.

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

To the extent that new IFRS requirements are expected to be applicable in the future, they have been summarized hereafter. For the year ended 31 December 2011, they have not been applied in preparing these consolidated financial statements.

IFRS 9 Financial Instruments:

IFRS 9 is the standard issued as part of a wider project to replace IAS 39. IFRS 9 retains but simplifies the mixed measurement model and established two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The guidance in IAS 39 on impairment of financial assets and hedge accounting continues to apply.

IFRS 10 Consolidated Financial Statements, which provides a single consolidation model that identifies control as the basis for consolidation for all types of entities.

IFRS 11 Joint Arrangements, which establishes principles for the financial reporting by parties to a joint arrangement and replaces the current proportionate consolidation method by the equity method.

IFRS 12 Disclosure of Interests in Other Entities, which combines, enhances and replaces the disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities.

IFRS 13 Fair Value Measurement, which does not establish new requirements for when fair value is required but provides a single source of guidance on how fair value is measured.

IAS 1 Presentation of Financial Statements, which requires entities to separate items presented in other comprehensive income into two groups, based on whether or not they may be recycled to the income statement in the future.

IAS 19 Employee Benefits (Revised 2011):

The amendments that are expected to have the most significant impact include:

•

Expected returns on plan assets will no longer be recognized in profit or loss. Expected returns are replaced by recording interest income in profit or loss, which is calculated using the discount rate used to measure the pension obligation.

•

Unvested past service costs can no longer be deferred and recognized over the future vesting period. Instead, all past service costs will be recognized at the earlier of when the amendment/curtailment occurs or when the company recognizes related restructuring or termination costs.

IAS 27 Separated Financial Statements (Revised 2011), which has been amended for the issuance of IFRS 10 but retains the current guidance on separate financial statements.

IAS 28 Investments in Associates (Revised 2011), which has been amended for conforming changes on the basis of the issuance of IFRS 10 and IFRS 11.

IFRS 9 becomes mandatory for AB InBev’s 2015 consolidated financial statements. The other standards become mandatory for AB InBev’s 2013 consolidated financial statements. The company is currently assessing the impacts of IAS 19 Revised Employee Benefits on its consolidated financial statements. For the other standards mentioned above, it is anticipated that their application will not have a material impact on AB InBev’s consolidated financial statements in the period of initial application.

OTHER STANDARDS, INTERPRETATIONS AND AMENDMENTS TO STANDARDS

A number of other amendments to standards are effective for annual periods beginning after 1 January 2011, and have not been listed above because of either their non-applicability to or their immateriality to AB InBev’s consolidated financial statements.

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

The company is subject to income tax in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income tax. There are some transactions and calculations for which the ultimate tax determination is uncertain. Some subsidiaries within the group are involved in tax audits and local enquiries usually in relation to prior years. Investigations and negotiations with local tax authorities are ongoing in various jurisdictions at the balance sheet date and, by their nature, these can take considerable time to conclude. In assessing the amount of any income tax provisions to be recognized in the financial statements, estimation is made of the expected successful settlement of these matters. Estimates of interest and penalties on tax liabilities are also recorded. Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period such determination is made.

Judgments made by management in the application of IFRS that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are further discussed in the relevant notes hereafter.

5.	SEGMENT REPORTING

Segment information is presented by geographical segments, consistent with the information that is available and evaluated regularly by the chief operating decision maker. AB InBev operates its business through seven zones. Regional and operating company management is responsible for managing performance, underlying risks, and effectiveness of operations. Internally, AB InBev’s management uses performance indicators such as normalized profit from operations (normalized EBIT) and normalized EBITDA as measures of segment performance and to make decisions regarding allocation of resources. These measures are reconciled to segment profit in the tables presented (figures may not add up due to rounding).

Effective from 1 January 2010 onward, AB InBev has updated its segment reporting for purposes of internal review by senior management. This presentation treats all 2009 divestitures as if they had closed on 1 January 2009. In addition, certain intra–group transactions, which were previously recorded in the zones, are recorded in the Global Export and Holding Companies segment, thus with no impact at the consolidated level. The tables below provide the segment information per zone for 2009 in the format that is used by management to monitor performance. The differences between the 2009 Reference base and the 2009 audited income statement as Reported represent the effect of divestitures.

All figures in the table below are stated in million US dollar, except volume (million hls) and full time equivalents (FTE in units).

	North America			Latin America North			Latin America South			Western Europe
	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009
Volume	125	129	135	120	120	110	34	34	33	31	32	33

Revenue	15 304	15 296	15 486	11 524	10 018	7 649	2 704	2 182	1 899	3 945	3 937	4 312

Cost of sales	(6 726)	(6 946)	(7 525)	(3 738)	(3 410)	(2 487)	(1 040)	(842)	(735)	(1 652)	(1 883)	(1 962)
Distribution expenses	(807)	(774)	(792)	(1 332)	(1 128)	(781)	(227)	(180)	(166)	(409)	(393)	(457)
Sales and marketing expenses	(1 640)	(1 565)	(1 694)	(1 263)	(1 238)	(1 016)	(272)	(228)	(182)	(760)	(716)	(798)
Administrative expenses	(475)	(526)	(636)	(535)	(518)	(551)	(85)	(75)	(73)	(305)	(291)	(389)
Other operating income/(expenses)	54	61	54	462	359	243	1	(8)	(12)	37	83	(107)
Normalized profit from operations (EBIT)	5 710	5 546	4 894	5 118	4 083	3 056	1 081	849	731	856	737	599

Exceptional items (refer Note 8)	(188)	(237)	62	21	(34)	109	(6)	(8)	(7)	(123)	(54)	(56)
Profit from operations (EBIT)	5 521	5 309	4 956	5 139	4 049	3 165	1 076	841	724	733	683	543

Net finance cost	(591)	(503)	(567)	(168)	(98)	(353)	(60)	(55)	(92)	(360)	(291)	(299)
Share of result of associates	622	520	514	—	—	—	—	—	—	1	1	(1)
Profit before tax	5 552	5 326	4 903	4 971	3 951	2 811	1 016	786	632	374	393	244

Income tax expense	(1 637)	(1 454)	(1 519)	(765)	(637)	(521)	(289)	(230)	(184)	(84)	(98)	(73)

Profit	3 915	3 872	3 384	4 206	3 314	2 290	727	556	448	290	295	171

Normalized EBITDA	6 573	6 444	5 868	5 814	4 780	3 492	1 254	1 009	875	1 225	1 099	983
Exceptional (including impairment) (refer Note 8)	(188)	(237)	62	21	(34)	109	(6)	(8)	(7)	(123)	(54)	(56)
Depreciation, amortization and impairment	(864)	(898)	(974)	(696)	(697)	(437)	(172)	(160)	(144)	(369)	(362)	(384)
Net finance costs	(591)	(503)	(567)	(168)	(98)	(353)	(60)	(55)	(92)	(360)	(291)	(299)
Share of results of associates	622	520	514	—	—	—	—	—	—	1	1	(1)
Income tax expense	(1 637)	(1 454)	(1 519)	(765)	(637)	(521)	(289)	(230)	(184)	(84)	(98)	(73)

Profit	3 915	3 872	3 384	4 206	3 313	2 290	727	556	448	290	295	171

Normalized EBITDA margin in %	42.9%	42.1%	37.9%	50.5%	47.7%	45.7%	46.4%	46.2%	46.1%	31.1%	27.9%	22.8%
Segment assets	71 233	72 412	72 222	17 133	17 767	16 221	3 969	3 564	3 766	5 676	5 436	5 889
Intersegment elimination
Non-segmented assets

Total assets
Segment liabilities	6 762	5 737	5 250	6 004	4 619	3 819	1 232	685	785	3 009	2 593	3 067
Intersegment elimination
Non-segmented liabilities

Total liabilities
Gross capex	384	282	342	1 703	1 046	499	239	179	155	300	322	246
Additions to/(reversals of) provisions	81	167	(24)	82	28	53	1	2	3	116	62	59
FTE	17 924	18 264	19 597	33 076	32 098	28 460	8 641	8 040	7 780	7 832	7 989	7 551

	Central and Eastern Europe			Asia Pacific			Global Export and Holding Companies			Consolidated
	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009
Volume	26	27	40	56	50	53	7	7	5	399	399	409

Revenue	1 755	1 619	2 492	2 317	1 767	1 985	1 496	1 479	2 936	39 046	36 297	36 758

Cost of sales	(984)	(857)	(1 194)	(1 319)	(1 008)	(1 052)	(1 174)	(1 206)	(2 243)	(16 634)	(16 151)	(17 198)
Distribution expenses	(224)	(191)	(241)	(193)	(140)	(142)	(120)	(106)	(93)	(3 313)	(2 913)	(2 671)
Sales and marketing expenses	(420)	(353)	(485)	(588)	(439)	(542)	(200)	(174)	(275)	(5 143)	(4 712)	(4 992)
Administrative expenses	(108)	(109)	(171)	(221)	(148)	(142)	(314)	(292)	(349)	(2 043)	(1 960)	(2 310)
Other operating income/(expenses)	2	7	(121)	90	47	36	48	54	568	694	604	661
Normalized profit from operations (EBIT)	21	117	281	86	79	144	(264)	(245)	543	12 607	11 165	10 248

Exceptional items (refer Note 8)	—	2	(1)	(9)	9	(47)	27	54	1 261	(278)	(268)	1 321
Profit from operations (EBIT)	21	118	279	77	88	96	(238)	(191)	1 805	12 329	10 897	11 569

Net finance cost	(88)	(41)	(37)	12	8	(10)	(1 882)	(2 756)	(3 061)	(3 137)	(3 736)	(4 419)
Share of result of associates	—	—	—	—	—	—	—	—	—	623	521	513
Profit before tax	(67)	77	243	89	96	86	(2 120)	(2 947)	(1 256)	9 815	7 682	7 663

Income tax expense	13	(21)	(48)	(42)	(22)	(76)	948	542	636	(1 856)	(1 920)	(1 786)

Profit	(54)	56	195	47	74	10	(1 172)	(2 405)	(620)	7 959	5 762	5 877

Normalized EBITDA	225	323	599	356	292	349	(90)	(77)	870	15 357	13 869	13 037
Exceptional (including impairment) (refer Note 8)	—	2	(1)	(9)	9	(47)	27	54	1 261	(278)	(268)	1 321
Depreciation, amortization and impairment	(204)	(206)	(319)	(270)	(213)	(206)	(175)	(168)	(326)	(2 750)	(2 704)	(2 789)
Net finance costs	(88)	(41)	(37)	12	8	(10)	(1 882)	(2 756)	(3 061)	(3 137)	(3 736)	(4 419)
Share of results of associates	—	—	—	—	—	—	—	—	—	623	521	513
Income tax expense	13	(21)	(48)	(42)	(22)	(76)	948	542	636	(1 856)	(1 920)	(1 786)

Profit	(54)	56	195	47	74	10	(1 172)	(2 405)	(620)	7 959	5 762	5 877

Normalized EBITDA margin in %	12.8%	20.0%	24.1%	15.4%	16.5%	17.6%	—	—	—	39.3%	38.2%	35.5%
Segment assets	2 179	2 387	2 484	4 577	3 749	3 549	4 475	3 608	4 189	109 242	108 923	108 320
Intersegment elimination										(3 978)	(1 638)	(2 089)
Non-segmented assets										7 163	7 057	6 294

Total assets										112 427	114 342	112 525

Segment liabilities	526	609	418	1 921	1 403	1 143	3 923	3 712	3 134	23 377	19 358	17 616
Intersegment elimination										(3 978)	(1 638)	(2 089)
Non-segmented liabilities										93 028	96 622	96 998

Total liabilities										112 427	114 342	112 525

Gross capex	161	112	175	607	316	224	279	87	67	3 673	2 344	1 708
Additions to/(reversals of) provisions	—	(2)	—	11	(4)	47	(8)	114	69	283	367	207
FTE	10 551	10 249	10 588	36 046	35 475	40 859	2 208	2 198	1 654	116 278	114 313	116 489

SEGMENT REPORTING (2009 REFERENCE BASE)

All figures in the table below are stated in million US dollar, except volume (million hls).

	North America		Latin America North		Latin America South		Western Europe		Central and Eastern Europe		Asia Pacific		Global Export and Holding Companies		Effect of divestitures		Consolidated
	2010	2009 Refer- ence base	2010	2009 Refer- ence base	2010	2009 Refer- ence base	2010	2009 Refer- ence base	2010	2009 Refer- ence base	2010	2009 Refer- ence base	2010	2009 Refer- ence base	2010	2009 bridge to reported	2010	2009 Reported
Volume	129	134	120	110	34	33	32	32	27	27	50	49	7	6	—	18	399	409

Revenue	15 296	15 380	10 018	7 649	2 182	1 899	3 937	4 221	1 619	1 571	1 767	1 720	1 479	1 423	—	2 896	36 297	36 758

Cost of goods sold	(6 946)	(7 254)	(3 410)	(2 488)	(842)	(736)	(1 883)	(2 037)	(857)	(822)	(1 008)	(947)	(1 206)	(1 249)	—	(1 666)	(16 151)	(17 198)
Distribution expenses	(774)	(778)	(1 128)	(781)	(180)	(166)	(393)	(418)	(191)	(157)	(140)	(120)	(106)	(114)	—	(138)	(2 913)	(2 671)
Sales and marketing expenses	(1 565)	(1 691)	(1 238)	(1 016)	(228)	(182)	(716)	(775)	(353)	(297)	(439)	(493)	(174)	(164)	—	(374)	(4 712)	(4 992)
Administrative expenses	(526)	(633)	(518)	(551)	(75)	(73)	(291)	(389)	(109)	(126)	(148)	(132)	(292)	(324)	—	(83)	(1 960)	(2 310)
Other operating income/(expenses)	61	232	359	244	(8)	(7)	83	87	7	4	47	37	54	53	—	12	604	661
Normalized profit from operations (EBIT)	5 546	5 255	4 083	3 056	849	735	737	690	117	174	79	65	(245)	(375)	—	648	11 165	10 248

Depreciation, amortization and impairment	(898)	(970)	(698)	(437)	(160)	(144)	(362)	(382)	(206)	(211)	(213)	(194)	(168)	(171)	—	(280)	(2 704)	(2 789)

Normalized EBITDA	6 444	6 225	4 780	3 493	1 009	879	1 099	1 072	323	385	292	259	(77)	(204)	—	928	13 869	13 037

Normalized EBITDA margin in %	42.1%	40.5%	47.7%	45.7%	46.2%	46.3%	27.9%	25.4%	20.0%	24.5%	16.5%	15.0%	—	—	—	—	38.2%	35.5%

Net revenue from the beer business amounted to 34 747m US dollar (2010: 32 616m US dollar, 2009: 32 228m US dollar) while the net revenue from the non-beer business (soft drinks and other business) accounted for 4 299m US dollar (2010: 3 681m US dollar, 2009: 4 530m US dollar).

Net revenue from external customers attributable to AB InBev’s country of domicile (Belgium) represented 966m US dollar (2010: 886m US dollar, 2009: 1 015m US dollar) and non-current assets located in the country of domicile represent 1 188m US dollar (2010: 1 405m US dollar and 2009: 1 557m US dollar).

6.	ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES

The table below summarizes the impact of acquisitions on the Statement of financial position of AB InBev for 31 December 2011 and 2010:

Million US dollar	2011 Acquisitions	2010 Acquisitions	2011 Disposals	2010 Disposals
Non-current assets
Property, plant and equipment	123	1	—	(68)
Intangible assets	242	15	—	—
Investment securities	—	—	—	71
Deferred tax assets	7	—	—	—
Trade and other receivables	—	—	—	(1)

Current assets
Inventories	18	2	—	(14)
Trade and other receivables	6	2	—	(10)
Cash and cash equivalents	46	—	—	(7)

Non-current liabilities
Trade and other payables	(35)	—	—	—
Deferred tax liabilities	(15)	—	—	—

Current liabilities
Income tax payable	(2)	—	—	—
Interest-bearing loans and borrowings	—	—	—	4
Trade and other payables	(29)	(1)	—	(2)
			—

Net identifiable assets and liabilities	361	19	—	(27)

Loss/(gain) on disposals	—	—	—	31
Goodwill on acquisitions	158	—	—	—
Consideration to be paid	(1)	—	—	—
Net cash paid on prior years acquisitions	7	18	—	—
Collection of receivables from prior years disposals	—	—	(454)	(20)

Consideration paid/(received), satisfied in cash	525	37	(454)	(16)

Cash (acquired)/disposed of	(46)	—	—	7

Net cash outflow/(inflow)	479	37	(454)	(9)

2011 ACQUISITIONS

On 28 February 2011, the company closed a transaction with Dalian Daxue Group Co. Ltd and Kirin (China) Investment Co. Ltd to acquire a 100% equity interest in Liaoning Dalian Daxue Brewery Co. Ltd., which is among the top three breweries in Liaoning province. Daxue brews, markets and distributes major beer brands including “Daxue”, “Xiao Bang” and “Da Bang” which are popular beer brands in the south of Liaoning province, with a total sales volume of over 2 million hl in 2010.

On 1 May 2011, the company acquired Fulton Street Brewery LLC, also known as Goose Island, a Midwest craft brewer in the United States. Goose Island brews ales, such as 312 Urban Wheat Ale, Honkers Ale, India Pale Ale, Matilda, Pere Jacques, Sofie and a wide variety of seasonal draft only and barrel-aged releases, including Bourbon County Stout, the original bourbon barrel-aged beer.

On 31 May 2011, the company closed an agreement with Henan Weixue Beer Group Co. Ltd (China) to acquire its brands (Weixue and JiGongshan), assets and business, including its Xinyang brewery, Zhengzhou brewery and Gushi Brewery.

On 30 December 2011, the company acquired Premium Beers of Oklahoma distributorship in Oklahoma City, United States, a major wholesaler in that territory.

The acquired businesses contributed revenues of 63m US dollar to AB InBev from the acquisition date to 31 December 2011 and had an immaterial impact on profit level. If the acquisitions had occurred on 1 January 2011, the contribution to the consolidated revenue for the year ended 31 December 2011 would have been 83m US dollar, with an immaterial impact on consolidated profit.

The company is in the process of finalizing the allocation of the purchase price to the individual assets acquired and liabilities assumed in compliance with IFRS 3. The provisional allocation of the purchase price included in the 31 December 2011 statement of financial position and detailed in the table above is based on the current best estimates of AB InBev’s management with input from third parties. The completion of the purchase price allocation may result in further adjustment to the carrying value of the recorded assets and liabilities and the determination of any residual amount that will be allocated to goodwill. The transactions resulted in the provisional recognition of goodwill for an amount of 158m US dollar as at 31 December 2011. The factors that contributed to the recognition of goodwill include the acquisition of an assembled workforce and the premiums paid for synergies. None of the goodwill is expected to be deductible for tax purposes. Acquisition-related costs amount to 5m US dollar and are included in the income statement– see Note 8 Exceptional items.

During 2011, AB InBev paid 7m US dollar to former Anheuser-Busch shareholders (18m US dollar in 2010). By 31 December 2011, 25m US dollar consideration remains payable to former Anheuser-Busch shareholders whom did not yet claim the proceeds. This payable is recognized as a deferred consideration on acquisitions.

2010 ACQUISITIONS

On 29 October 2010, the company acquired a local distributor in the US for a total cash consideration of 19m US dollar. Costs directly attributable to the acquisition were less than 1m US dollar. As the purchase price was fully allocated to the respective asset categories, no goodwill was recognized.

DISPOSALS

No disposals occurred during 2011.

Upon completion of the sale of the Central European operations to CVC Capital Partners on 2 December 2009, the company received an unsecured deferred payment obligation with a six-year maturity. This deferred consideration with a notional amount of 300m euro had been reported for a fair value amount of 363m US dollar at year-end 2010. In July 2011, AB InBev sold the deferred consideration, including accrued interest, to a third party for a gross proceed of 454m US dollar and recognized a exceptional gain of 45m US dollar – see Note 8 Exceptional items.

During 2010, AB InBev collected the deferred consideration related to the disposal of Oriental Brewery. The deferred consideration with a notional amount of 300m US dollar had been reported for a fair value amount of 225m US dollar at year-end 2009. The deferred consideration was sold to a third party for a gross proceed of 275m US dollar excluding interest accrued since inception and resulted in a exceptional gain of 50m US dollar – see Note 8 Exceptional items. The cash receipt was partially offset by corporate taxes paid on the disposal of Busch Entertainment and other subsidiaries (255m US dollar).

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

7.	OTHER OPERATING INCOME / (EXPENSES)

Million US dollar	2011	2010	2009
Government grants	418	243	155
License income	98	96	84
Net (additions to)/reversals of provisions	23	(4)	159
Net gain on disposal of property, plant and equipment, intangible assets and assets held for sale	45	119	123
Net rental and other operating income	110	150	140

	694	604	661

Research expenses as incurred	175	184	159

The government grants relate primarily to fiscal incentives given by certain Brazilian states and Chinese provinces, based on the company’s operations and developments in those regions.

In 2011, the company expensed 175m US dollar in research, compared to 184m US dollar in 2010 and 159m US dollar in 2009. Part of this was expensed in the area of market research, but the majority is related to innovation in the areas of process optimization especially as it pertains to capacity, new product developments and packaging initiatives.

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

The exceptional items included in the income statement are as follows:

Million US dollar	2011	2010	2009
Restructuring (including impairment losses)	(351)	(252)	(153)
Fair value adjustments			(67)
Business and asset disposal (including impairment losses)	78	(16)	1 541
Acquisition costs business combinations	(5)	—	—

Impact on profit from operations	(278)	(268)	(1 321)

The 2011 exceptional restructuring charges (including impairment losses) total (351)m US dollar. These charges primarily relate to organizational alignments and outsourcing activities in Western Europe, North America, China and Latin America South in order to eliminate overlap or duplicated processes and activities across functions and zones, next to the closure of the Manitowoc Malt Plant in the United States. These one time expenses as a result of the series of decisions provide the company with a lower cost base besides a stronger focus on AB InBev’s core activities, quicker decision-making and improvements to efficiency, service and quality.

The 2011 business and asset disposals (including impairment losses) resulted in a net gain of 78m US dollar. 45m US dollar represents the net effect of the collection in July 2011 of the deferred consideration related to the disposal of the Central European operations in 2009 - see also Note 6 Acquisitions and disposals of subsidiaries. Furthermore, a net gain of 21m US dollar was realized on the sale of non-core assets in Brazil and a reversal of a exceptional impairment loss on current assets was recognized for an amount of 11m US dollar.

Acquisition costs of business combinations amount to (5)m US dollar for the year ended 31 December 2011 and relate to the acquisition of Liaoning Dalian Daxue Brewery Co. Ltd on 28 February 2011, the acquisition of the brands, assets and business of Henan Weixue Beer Group Co. Ltd on 31 May 2011, the acquisition of Fulton Street Brewery LLC (Goose Island) on 01 May 2011 and the acquisition of Premium Beers of Oklahoma distributorship on 30 December 2011 - see also Note 6 Acquisitions and disposals of subsidiaries.

The 2010 exceptional restructuring charges (including impairment losses) total (252)m US dollar. These charges are primarily related to the Anheuser-Busch integration in North America, organizational alignments and outsourcing activities in Western Europe and the closure of the Hamilton Brewery in Canada.

The 2010 business and asset disposals (including impairment losses) resulted in a net loss of (16)m US dollar mainly representing the net impact of the settlement of the deferred collection related to the 2009 disposal of the Korean subsidiary Oriental Brewery (50m US dollar), the measurement at fair value of the retained interest in the combination in Venezuela between Ambev and Cerveceria Regional S.A ((31)m US dollar), the disposal of non-core assets of Anheuser-Busch ((52)m US dollar, including a (65)m US dollar impairment loss) and a 17m US dollar adjustment of accruals and provisions relating to divestitures of previous years.

The company also incurred exceptional net finance costs of (540)m US dollar for the year ended 31 December 2011 versus (925)m US dollar for the year ended 31 December 2010 and (629)m US dollar for the year ended 31 December 2009 – see also Note 11 Finance cost and income.

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

All the above amounts are before income taxes. The 2011, 2010 and 2009 exceptional items as at 31 December decreased income taxes by 214m US dollar, 153m US dollar and 29m US dollar, respectively.

Non-controlling interest on the exceptional items amounts to 10m US dollar in 2011 versus 26m US dollar in 2010 and (35)m US dollar in 2009.

9.	PAYROLL AND RELATED BENEFITS

Million US dollar	2011	2010	2009
Wages and salaries	(3 147)	(2 912)	(3 835)
Social security contributions	(574)	(512)	(587)
Other personnel cost	(623)	(741)	(805)
Pension expense for defined benefit plans	(231)	(217)	1
Share-based payment expense	(204)	(156)	(208)
Contributions to defined contribution plans	(39)	(44)	(43)

	(4 818)	(4 582)	(5 477)

Number of full time equivalents (FTE)	116 278	114 313	116 489

The number of full time equivalents can be split as follows:

	2011	2010	2009
AB InBev NV (parent company)	316	272	261
Other subsidiaries	113 970	112 020	114 260
Proportionally consolidated entities	1 992	2 021	1 968

	116 278	114 313	116 489

Note 5 Segment reporting contains the split of the FTE by geographical segment.

10.	ADDITIONAL INFORMATION ON OPERATING EXPENSES BY NATURE

Depreciation, amortization and impairment charges are included in the following line items of the 2011 income statement:

Million US dollar	Depreciation and impairment of property, plant and equipment	Amortization and impairment of intangible assets	Impairment of goodwill
Cost of sales	1 982	5	—
Distribution expenses	111	1	—
Sales and marketing expenses	244	156	—
Administrative expenses	119	127	—
Other operating expenses	5	—	—
Exceptional items	33	—	—

	2 494	289	—

Depreciation, amortization and impairment charges were included in the following line items of the 2010 income statement:

Million US dollar	Depreciation and impairment of property, plant and equipment	Amortization and impairment of intangible assets	Impairment of goodwill
Cost of sales	1 943	11	—
Distribution expenses	126	1	—
Sales and marketing expenses	261	76	—
Administrative expenses	122	160	—
Other operating expenses	3	2	—
Exceptional items	83	—	—

	2 538	250	—

Depreciation, amortization and impairment charges were included in the following line items of the 2009 income statement:

Million US dollar	Depreciation and impairment of property, plant and equipment	Amortization and impairment of intangible assets	Impairment of goodwill
Cost of sales	1 996	16	—
Distribution expenses	111	—	—
Sales and marketing expenses	256	63	—
Administrative expenses	145	187	—
Other operating expenses	15	—	—
Exceptional items	23	6	—

	2 546	272	—

The depreciation, amortization and impairment of property, plant and equipment included a full-cost reallocation of 3m US dollar in 2011, (1)m US dollar in 2010 and 7m US dollar in 2009 from the aggregate depreciation, amortization and impairment expense to cost of goods sold.

11.	FINANCE COST AND INCOME

RECOGNIZED IN PROFIT OR LOSS

FINANCE COSTS

Million US dollar	2011	2010	2009[1]
Interest expense	(2 767)	(3 065)	(3 522)
Capitalization of borrowing costs	110	35	4
Accretion expense	(209)	(159)	(381)
Net foreign exchange losses (net of the effect of the foreign exchange derivative instruments)	(26)	—	—
Net losses on hedging instruments that are not part of a hedge accounting relationship	—	—	(46)
Net losses from hedge ineffectiveness	—	—	(46)
Tax on financial transactions	(35)	(30)	(25)
Other financial costs, including bank fees	(108)	(117)	(121)

	(3 035)	(3 336)	(4 137)

Exceptional finance costs	(540)	(925)	(629)

	(3 575)	(4 261)	(4 766)

2011 finance costs, excluding exceptional items, decreased by 301m US dollar from prior year mainly driven by lower interest charges and an increase of capitalization of borrowing costs. This decrease was partially offset by higher accretion expenses and net losses on foreign exchange. 2010 finance costs, excluding exceptional items, decreased by 801m US dollar also driven by lower interest charges following the refinancing and repayment of the 2008 and 2010 senior facilities - see Note 24 Interest-bearing loans and borrowings.

[1]	Reclassified to conform to the 2010 presentation

2011 interest expense decreased by 298m US dollar compared to 2010. 2010 interest and accretion expense decreased 457m US dollar and 222m US dollar compared to 2009. The decrease results from lower debt positions, the refinancing and repayments of the 2008 and 2010 senior facilities, as well as the early redemption in 2011 of certain outstanding notes. See also Note 23 Interest-bearing loans and borrowings.

Borrowing costs capitalized relate to the capitalization of interest expenses directly attributable to the acquisition and construction of qualifying assets mainly in Brazil. Interests are capitalized at a borrowing rate ranging between 6% and 12.5%.

In 2011 AB InBev incurred 540m US dollar (925m US dollar in 2010) exceptional finance costs as a result of:

•

The repayments and refinancing of the senior facilities, generating negative mark-to-market adjustments resulting in hedging losses of 235m US dollar (733m US dollar in 2010 and 474m US dollar in 2009) on interest rate swaps that became ineffective and incremental accretion expense of 12m US dollar (192m US dollar in 2010 and 145m US dollar in 2009);

•

The early redemption of 1.25 billion US dollar notes by one of the holding companies, maturing in January 2014 and bearing interest at a rate of 7.20%; and of 500m US dollar securities by Ambev, maturing in September 2013 and bearing interest at a rate of 8.75% (“Bond 13”). As a consequence of these early redemptions an expense of 245m US dollar was incurred, mainly as the price of these notes differed from their amortized cost;

•	The early redemption of certain Anheuser-Busch notes generating an incremental accretion expenses of 48m US dollar.

Interest expense is presented net of the effect of interest rate derivative instruments hedging AB InBev’s interest rate risk – see also Note 28 Risks arising from financial instruments.

Interest expense recognized on unhedged and hedged financial liabilities and the net interest expense from the related hedging derivative instruments can be summarized per type of hedging relationship as follows:

Million US dollar	2011	2010	2009
Financial liabilities measured at amortized cost – not hedged	(2 153)	(1 992)	(1 780)
Fair value hedges – hedged items	(204)	(236)	(216)
Fair value hedges – hedging instruments	(62)	(26)	(36)
Cash flow hedges – hedged items	(102)	(215)	(577)
Cash flow hedges – hedging instruments (reclassified from equity)	(182)	(501)	(580)
Net investment hedges - hedging instruments (interest component)	(82)	(77)	(54)
Economic hedges - hedged items not part of a hedge accounting relationship	(29)	(25)	—
Economic hedges - hedging instruments not part of a hedge accounting relationship	47	7	(279)

	(2 767)	(3 065)	(3 522)

The financial liabilities per type of hedging relationship are mainly composed of the following:

•	Financial liabilities measured at amortized cost – not hedged, relate mainly to bonds, unsecured bank loans and commercial papers;

•	Fair value hedges, relate mainly to the pound sterling, and the US dollar fixed-rate bonds entered into by Ambev that were hedged for the foreign currency and the interest rate fair value risk;

•

Cash flow hedges, relate mainly to the 2010 senior facilities floating-rate loans and to the Brazilian real debenture held in Canada that were hedged for the foreign currency and the interest rate risk;

•

Net investment hedges, relate mainly to US dollar/Brazilian real and euro/Brazilian real derivatives contracted to hedge the net assets of the company’s foreign operations from the foreign currency risk;

•	Economic hedges, for which no hedge accounting was applied, relates mainly to the Swiss franc fixed-rate bond that was hedged for the foreign currency and the interest rate risk.

For further information on instruments hedging AB InBev’s interest rate risk see the section B of the Note 28 Risks arising from financial instruments.

FINANCE INCOME

Million US dollar	2011	2010[1]	2009[1]
Interest income	324	316	151
Net foreign exchange gains (net of the effect of foreign exchange derivative instruments)	—	113	160
Net gains on hedging instruments that are not part of a hedge accounting relationship	58	21	—
Net gains from hedge ineffectiveness	16	40	—
Other financial income	40	35	36

	438	525	347

In 2011, AB InBev incurred 58m US dollar of net gains on hedging instruments that are not part of a hedge accounting relationship arising mainly from derivative contracts entered to hedge risks associated with different share based payment programs as partially offset by unfavorable variances arising from currency translation fluctuations.

No interest income was recognized on impaired financial assets.

The 2010 increase in interest income is explained by higher cash and cash equivalent positions and investments in Brazilian real denominated government debt securities in Ambev Brazil and in the holding companies.

[1]	Reclassified to conform to the 2011 presentation.

In 2010, net foreign exchange gains of 113m US dollar are mainly comprised of euro/US dollar currency fluctuations on intra-group transactions. Net foreign exchange gains of 160m US dollar in 2009 are related to hedging activities on bond proceeds that were issued during the same year and unrealized foreign exchange gains on monetary items.

The interest income stems from the following financial assets:

Million US dollar	2011	2010	2009
Cash and cash equivalents	167	165	101
Investment debt securities held for trading	95	118	22
Loans to customers	7	6	11
Other loans and receivables	55	27	17

	324	316	151

The interest income on other loans and receivables includes the interest accrued on cash deposits given as guarantees for certain legal proceedings pending resolution.

NET FOREIGN EXCHANGE RESULTS

Foreign exchange results recognized on unhedged and hedged exposures and from the related hedging derivative instruments can be summarized per type of hedging relationship as follows:

Million US dollar	2011	2010[1]	2009[1]
Fair value hedges - hedged items	(72)	40	358
Fair value hedges - hedging instruments	75	(40)	(358)
Cash flow hedges - hedged items	(32)	—	(78)
Cash flow hedges - hedging instruments (reclassified from equity)	33	(2)	78
Economic hedges - hedged items not part of a hedge accounting relationship	(9)	(102)	—
Economic hedges - hedging instruments not part of a hedge accounting relationship	39	111	—
Other results - not hedged	(60)	106	160

	(26)	113	160

In 2010, AB InBev incurred 113m US dollar of net foreign exchange gains arising mainly from favorable euro/US dollar currency fluctuations on intra-group transactions. Net foreign exchange gains of 160m US dollar in 2009 are related to hedging activities on bond proceeds that were issued during the same year and unrealized foreign exchange gains on monetary items.

For further information on instruments hedging AB InBev’s foreign exchange risk see Note 28 Risks arising from financial instruments.

RECOGNIZED DIRECTLY IN OTHER COMPREHENSIVE INCOME

Million US dollar	2011	2010	2009
Hedging reserve
Effective portion of changes in fair value of cash flow hedges	25	(120)	729
Net changes in fair value of cash flow hedges reclassified to profit or loss	77	892	478
Net changes in fair value of cash flow hedges transferred to initial carrying amounts of hedged items	—	—	(37)

	102	772	1 170

Translation reserve
Effective portion of changes in fair value of net investment hedges	(229)	(816)	1 776
Foreign currency translation differences for foreign operations	(1 857)	1 807	692

	(2 086)	991	2 468

The amounts recognized in the hedge reserve, net of related tax effects are mainly related to interest rate swaps entered into in 2008 to cover for the interest rate risk of the 2008 and 2010 senior facilities, as well as certain aluminum hedges. In 2011, the movement of the translation reserve is mainly related to the weakening of the closing rates of the Argentinean peso, the Brazilian real, the euro, the Mexican peso and the Russian ruble.

[1]	Reclassified to conform to the 2011 presentation

12.	INCOME TAXES

Income taxes recognized in the income statement can be detailed as follows:

Million US dollar	2011	2010	2009[1]
Current tax expense
Current year	(2 188)	(2 272)	(1 436)
(Underprovided)/overprovided in prior years	115	23	17

	(2 073)	(2 249)	(1 419)

Deferred tax (expense)/income
Origination and reversal of temporary differences	166	419	(168)
Utilization/recognition of deferred tax assets on tax losses	10	(106)	(251)
Recognition of previously unrecognized tax losses	41	16	52

	217	329	(367)

Total income tax expense in the income statement	(1 856)	(1 920)	(1 786)

The reconciliation of the effective tax rate with the aggregated weighted nominal tax rate can be summarized as follows:

Million US dollar	2011	2010	2009
Profit before tax	9 815	7 682	7 663
Deduct share of result of associates	623	521	513

Profit before tax and before share of result of associates	9 192	7 161	7 150

Adjustments on taxable basis
Expenses not deductible for tax purposes	342	234	2 770
Taxable intercompany dividends	303	8	9
Non-taxable financial and other income	(611)	(736)	(1 332)

	9 226	6 667	8 597

Aggregated weighted nominal tax rate	33.7%	34.7%	31.7%

Tax at aggregated weighted nominal tax rate	(3 105)	(2 313)	(2 721)

Adjustments on tax expense
Utilization of tax losses not previously recognized	69	32	—
Recognition of deferred tax assets on previous years’ tax losses	41	16	104
Write-down of deferred tax assets on tax losses and current year losses for which no deferred tax asset is recognized	(101)	(73)	(193)
(Underprovided)/overprovided in prior years	115	23	17
Tax savings/(costs) from tax credits and special tax status	1 241	667	1 184
Change in tax rate	75	(1)	(1)
Withholding taxes	(152)	(137)	(100)
Other tax adjustments	(39)	(134)	(76)

	(1 856)	(1 920)	(1 786)

Effective tax rate	20.2%	26.8%	25.0%

The total income tax expense amounts to 1 856m US dollar with an effective tax rate of 20.2% (versus 26.8% in 2010 and 25.0% in 2009). The decrease in the effective tax rate in 2011 compared to 2010 mainly resulted from changes of profit mix between countries with lower marginal tax rates, incremental income tax benefits in Brazil, as well as favorable outcomes on tax claims. The increase in the effective tax rate in 2010 compared to 2009 was primarily due to the effect of the non-deductibility of certain exceptional charges associated with refinancing and repayment of senior facilities, as well as exceptional taxable gains on disposals in low tax jurisdictions during 2009.

Expenses non-deductible for tax purposes in 2009 mainly related to a non-taxable intercompany loss that for purposes of this reconciliation has no net impact on AB InBev’s tax expenses as there is a compensating offset from tax savings from special tax status.

Income taxes were directly recognized in comprehensive income as follows:

Million US dollar	2011	2010	2009
Income tax (losses)/gains
Actuarial gains and losses on pensions	282	70	(104)
Cash flow hedges	33	(21)	(6)
Net investment hedges	(26)	(20)	(29)

[1]	Reclassified to conform to the 2010 presentation

13.	PROPERTY, PLANT AND EQUIPMENT

	2011					2010
Million US dollar	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total	Total
Acquisition cost
Balance at end of previous year	7 655	18 055	3 270	1 316	30 296	29 290
Effect of movements in foreign exchange	(251)	(745)	(171)	(96)	(1 263)	(249)
Effect of hyperinflation	—	—	—	—	—	56
Acquisitions	37	469	138	2 572	3 216	2 172
Acquisitions through business combinations	70	48	5	—	123	1
Disposals	(98)	(567)	(191)	(1)	(857)	(618)
Disposals through the sale of subsidiaries	—	—	—	—	—	(340)
Transfer (to)/from other asset categories and other movements	436	1 521	188	(2 303)	(158)	(16)

Balance at end of year	7 849	18 781	3 239	1 488	31 357	30 296

Depreciation and impairment losses
Balance at end of previous year	(2 289)	(9 711)	(2 403)	—	(14 403)	(12 829)
Effect of movements in foreign exchange	110	471	133	—	714	266
Effect of hyperinflation	—	—	—	—	—	(44)
Disposals	70	525	183	—	778	499
Disposals through the sale of subsidiaries	—	—	—	—	—	272
Depreciation	(331)	(1 717)	(353)	—	(2 401)	(2 355)
Impairment losses	(17)	(70)	—	(4)	(91)	(184)
Transfer to/(from) other asset categories and other movements	24	39	5	—	68	(28)

Balance at end of year	(2 433)	(10 463)	(2 435)	(4)	(15 335)	(14 403)

Carrying amount
at 31 December 2010	5 366	8 344	867	1 316	15 893	15 893
at 31 December 2011	5 416	8 318	804	1 484	16 022	—

The transfer (to)/from other asset categories and other movements mainly relates to transfers from assets under construction to their respective asset categories, to contributions of assets to pension plans and to the separate presentation in the balance sheet of property, plant and equipment held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations.

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

The carrying amount of property, plant and equipment subject to restrictions on title at 31 December 2011 and 31 December 2010 amounts to 125m US dollar and 158m US dollar, respectively.

Contractual commitments to purchase property, plant and equipment amounted to 689m US dollar as at 31 December 2011 compared to 983m US dollar as at 31 December 2010. The decrease results from projects becoming operational in 2011, mainly in Brazil.

LEASED ASSETS

The company leases land and buildings as well as equipment under a number of finance lease agreements. The carrying amount as at 31 December 2011 of leased land and buildings was 156m US dollar (2010: 164m US dollar, 2009: 98m US dollar) and of leased plant and equipment 17m US dollar (2010: 18m US dollar, 2009: 14m US dollar). For an overview of the operating lease agreements, please refer to Note 29 Operating Leases.

14.	GOODWILL

Million US dollar	2011	2010
Acquisition cost
Balance at end of previous year	52 505	52 132
Effect of movements in foreign exchange	(1 336)	386
Purchases of non-controlling interests	(18)	(13)
Acquisitions through business combinations	158	—

Balance at end of year	51 309	52 505
Impairment losses
Balance at end of previous year	(7)	(7)
Impairment losses	—	—

Balance at end of year	(7)	(7)

Carrying amount
at 31 December 2010	52 498	52 498
at 31 December 2011	51 302	—

Goodwill decreased from 52 498m US dollar per end of December 2010 to 51 302m US dollar per end of December 2011.

2011 movements represent a (1 336)m US dollar effect of movements in foreign currency exchange rates (386m US dollar in 2010), a subsequent fair value adjustment of (18)m US dollar related to a contingent consideration from the purchase of non-controlling interest in prior years ((13)m US dollar in 2010) and provisional goodwill recognition of 158m US dollar for acquisitions through business combinations that took place in 2011. The business combinations that resulted in the recognition of goodwill in 2011 are the acquisition of Liaoning Dalian Daxue Brewery Co. Ltd in China on 28 February 2011, the acquisition of the brands, assets and business of Henan Weixue Beer Group Co. Ltd in China on 31 May 2011 and the acquisition of Fulton Street Brewery LLC (Goose Island) in the United Stated on 01 May 2011 - see also Note 6 Acquisitions and disposals of subsidiaries.

The carrying amount of goodwill was allocated to the different business unit levels as follows:

Million US dollar Business unit	2011	2010
USA	32 654	32 617
Brazil	9 505	10 700
Canada	2 026	2 075
China	1 901	1 696
Germany/Italy/Switzerland/Austria	1 440	1 488
Hispanic Latin America	1 400	1 440
Russia/Ukraine	1 010	1 090
Global Export/Spain	685	707
UK/Ireland	584	585
Belgium/Netherlands/France/Luxemburg	97	100

	51 302	52 498

AB InBev completed its annual impairment test for goodwill and concluded, based on the assumptions described below, that no impairment charge was warranted. The company cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the asset values reported. AB InBev believes that all of its estimates are reasonable: they are consistent with the internal reporting and reflect management’s best estimates. However, inherent uncertainties exist that management may not be able to control. During its valuation, the company ran sensitivity analysis for key assumptions including the weighted average cost of capital and the terminal growth rate, in particular for the valuations of the USA and Brazil that show the highest goodwill. While a change in the estimates used could have a material impact on the calculation of the fair values and trigger an impairment charge, the company, based on sensitivity analyses performed around the base case assumptions is not aware of any reasonably possible change in a key assumption used that would cause a business unit’s carrying amount to exceed its recoverable amount.

Goodwill impairment testing relies on a number of critical judgments, estimates and assumptions. Goodwill, which accounted for approximately 46% of AB InBev’s total assets as at 31 December 2011, is tested for impairment at the business unit level (that is, one level below the segments) based on a fair-value-less-cost-to-sell approach using a discounted free cash flow approach based on current acquisition valuation models. The key judgments, estimates and assumptions used in the fair-value-less-cost-to-sell calculations are as follows:

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

•

Cash flows after the first ten-year period are extrapolated generally using expected annual long-term consumer price indices (CPI), based on external sources, in order to calculate the terminal value, considering sensitivities on this metric. For the two main cash generating units, the terminal growth rate applied ranged between 0.0% and 2.0% for the USA and 0.5% and 4.5% for Brazil;

•

Projections are made in the functional currency of the business unit and discounted at the unit’s weighted average cost of capital (WACC), considering sensitivities on this metric. The WACC ranged primarily between 6.0% and 13.1% in US dollar nominal terms for goodwill impairment testing conducted for 2011. For the two main cash generating units, the WACC applied in US dollar nominal terms ranged between 6.0% and 8.0% for the USA and 7% and 11% for Brazil.

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

15.	INTANGIBLE ASSETS

	2011					2010
Million US dollar	Brands	Commercial intangibles	Software	Other	Total	Total
Acquisition cost
Balance at end of previous year	21 650	1 786	848	169	24 453	24 067
Effect of movements in foreign exchange	14	(76)	(44)	—	(106)	(58)
Acquisitions through business combinations	5	219	—	18	242	15
Acquisitions and expenditures	31	320	50	56	457	428
Disposals	—	(72)	(5)	(1)	(78)	(29)
Transfer (to)/from other asset categories	—	11	35	59	105	30

Balance at end of year	21 700	2 188	884	301	25 073	24 453

Amortization and impairment losses
Balance at end of previous year	—	(475)	(583)	(36)	(1 094)	(902)
Effect of movements in foreign exchange	—	15	35	—	50	30
Amortization	—	(154)	(128)	(7)	(289)	(248)
Disposals	—	72	5	—	77	25
Impairment losses	—	—	—	—	—	(2)
Transfer to/(from) other asset categories	—	(2)	1	2	1	3

Balance at end of year	—	(544)	(670)	(41)	(1 255)	(1 094)

Carrying value
at 31 December 2010	21 650	1 311	265	133	23 359	23 359
at 31 December 2011	21 700	1 644	214	260	23 818	—

AB InBev is the owner of some of the world’s most valuable brands in the beer industry. As a result, brands and certain distribution rights are expected to generate positive cash flows for as long as the company owns the brands and distribution rights. Given AB InBev’s more than 600-year history, brands and certain distribution rights have been assigned indefinite lives.

Acquisitions and expenditures of commercial intangibles mainly represent supply and distribution rights, exclusive multi-year sponsorship rights and other commercial intangibles.

Intangible assets with indefinite useful lives are comprised primarily of brands and certain distribution rights that AB InBev purchases for its own products, and are tested for impairment during the fourth quarter of the year or whenever a triggering event has occurred. As of 31 December 2011, the carrying amount of the intangible assets amounted to 23 818m US dollar (2010: 23 359m US dollar, 2009: 23 165 US dollar) of which 22 462m US dollar was assigned an indefinite useful life (2010: 22 296m US dollar, 2009: 22 265m US dollar) and 1 356m US dollar a finite life (2010: 1 063m US dollar, 2009: 900m US dollar).

The carrying amount of intangible assets with indefinite useful lives was allocated to the different countries as follows:

Million US dollar Country	2011	2010
USA	21 248	21 077
Argentina	333	354
China	256	239
Paraguay	193	189
Bolivia	171	169
UK	104	104
Uruguay	50	50
Canada	39	40
Russia	25	27
Chile	24	27
Germany	19	20

	22 462	22 296

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

16.	INVESTMENT IN ASSOCIATES

Million US dollar	2011	2010
Balance at end of previous year	7 295	6 744
Effect of movements in foreign exchange	(820)	420
Disposals	—	(12)
Share of results of associates	623	521
Dividends	(403)	(378)
Other movements	1	—

Balance at end of year	6 696	7 295

AB InBev holds a 35.31% direct interest in Grupo Modelo, Mexico’s largest brewer, and a 23.25% direct interest in Diblo S.A. de C.V., Grupo Modelo’s operating subsidiary, providing AB InBev with, directly and indirectly, an approximate 50.35% interest in Modelo without however having voting or other control of either Grupo Modelo or Diblo. On a stand alone basis (100%) under IFRS, aggregate amounts of Modelo’s assets and liabilities for 2011 represented 16 518m US dollar and 2 915m US dollar respectively, while the 2011 net revenue amounted to 7 272m US dollar and the profit to 1 218m US dollar.

On 20 April 2011, AB InBev received a dividend of 4.73 billion Mexican peso (400m US dollar) from its participation in Grupo Modelo.

17.	INVESTMENT SECURITIES

Million US dollar	2011	2010
Non-current investments
Investments in quoted companies – available for sale	—	6
Investments in unquoted companies – available for sale	220	236
Debt securities held to maturity	24	1

	244	243

Current investments
Debt securities available for sale	103	—
Debt securities held for trading	—	641

	103	641

As of 31 December 2011, current debt securities available for sale of 103m US dollar are mainly comprised of investments in short term deposits. As of 31 December 2010, current debt securities of 641m US dollar mainly represented investments in Brazilian real denominated government debt securities in which the company had invested in order to facilitate liquidity and capital preservation. These bonds were sold during 2011.

AB InBev’s exposure to equity price risk is disclosed in Note 28 Risks arising from financial instruments. The equity securities available for sale consist mainly of investments in unquoted companies and are measured at cost as their fair value can not be reliably determined.

18.	DEFERRED TAX ASSETS AND LIABILITIES

The amount of deferred tax assets and liabilities by type of temporary difference can be detailed as follows:

	2011
Million US dollar	Assets	Liabilities	Net
Property, plant and equipment	355	(2 523)	(2 168)
Intangible assets	181	(8 420)	(8 239)
Goodwill	73	(14)	59
Inventories	98	(85)	13
Investment in associates	4	(1 481)	(1 477)
Trade and other receivables	44	(4)	40
Interest-bearing loans and borrowings	69	(499)	(430)
Employee benefits	1 266	(22)	1 244
Provisions	292	(22)	270
Derivatives	93	(14)	79
Other items	115	(412)	(297)
Loss carry forwards	300	—	300

Gross deferred tax assets/(liabilities)	2 890	(13 496)	(10 606)

Netting by taxable entity	(2 217)	2 217	—

Net deferred tax assets/(liabilities)	673	(11 279)	(10 606)

	2010
Million US dollar	Assets	Liabilities	Net
Property, plant and equipment	308	(2 718)	(2 410)
Intangible assets	178	(8 480)	(8 302)
Goodwill	118	(28)	90
Inventories	34	(78)	(44)
Investment in associates	3	(1 601)	(1 598)
Trade and other receivables	38	(2)	36
Interest-bearing loans and borrowings	46	(511)	(465)
Employee benefits	1 023	(21)	1 002
Provisions	282	(64)	218
Derivatives	92	(31)	61
Other items	132	(182)	(50)
Loss carry forwards	297	—	297

Gross deferred tax assets/(liabilities)	2 551	(13 716)	(11 165)

Netting by taxable entity	(1 807)	1 807	—

Net deferred tax assets/(liabilities)	744	(11 909)	(11 165)

The change in net deferred taxes recorded in the consolidated statement of financial position can be detailed as follows:

Million US dollar
Balance at 1 January 2011	(11 165)
Recognized in profit or loss	217
Recognized in other comprehensive income	289
Other movements	53

Balance at 31 December 2011	(10 606)

Million US dollar
Balance at 1 January 2010	(11 546)
Recognized in profit or loss	329
Recognized in other comprehensive income	29
Other movements	23

Balance at 31 December 2010	(11 165)

Net deferred tax assets and liabilities decreased from prior year due to timing of temporary differences, deferred tax assets on actuarial gains and losses, as well as the slight improvement of AB InBev’s deferred tax rate expected to be applied when the asset or liability is realized.

Most of the temporary differences are related to the fair value adjustment on intangible assets with indefinite useful lives and property, plant and equipment acquired in a business combination. The realization of such temporary differences is unlikely to revert within 12 months.

On 31 December 2011, a deferred tax liability of 51m US dollar (2010: 74m US dollar) relating to investment in subsidiaries has not been recognized because management believes that this liability will not be incurred in the foreseeable future.

Tax losses carried forward and deductible temporary differences on which no deferred tax asset is recognized amount to 2 455m US dollar (2010: 2 101m US dollar). 1 290m US dollar of these tax losses and deductible temporary differences do not have an expiration date, 66m US dollar, 80m US dollar and 103m US dollar expire within respectively 1, 2 and 3 years, while 916m US dollar have an expiration date of more than 3 years. Deferred tax assets have not been recognized on these items because it is not probable that future taxable profits will be available against which these tax losses and deductible temporary differences can be utilized and the company has no tax planning strategy currently in place to utilize these tax losses and deductible temporary differences.

19.	INVENTORIES

Million US dollar	2011	2010
Prepayments	56	129
Raw materials and consumables	1 572	1 519
Work in progress	214	217
Finished goods	590	497
Goods purchased for resale	34	47

	2 466	2 409
Inventories other than work in progress
Inventories stated at net realizable value	—	2
Carrying amount of inventories subject to collateral	—	—

The cost of inventories recognized as an expense in 2011 amounts to 16 634m US dollar, included in cost of sales. In 2010, this expense amounted to 16 151m US dollar and in 2009 to 17 198m US dollar.

Impairment losses on inventories recognized in 2011 amount to 21m US dollar (2010: 67m US dollar, 2009: 58m US dollar).

20.	TRADE AND OTHER RECEIVABLES

NON-CURRENT TRADE AND OTHER RECEIVABLES

Million US dollar	2011	2010[1]
Cash deposits for guarantees	298	332
Loans to customers	42	69
Deferred collection on disposals	16	381
Tax receivable, other than income tax	193	199
Derivatives	613	585
Trade and other receivables	177	134

	1 339	1 700

For the nature of cash deposits for guarantees see Note 30 Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other.

Upon completion of the sale of the Central European operations to CVC Capital Partners on 2 December 2009, the company received an unsecured deferred payment obligation with a six-year maturity. This deferred consideration with a notional amount of 300m euro had been reported for a fair value amount of 363m US dollar at year-end 2010. In July 2011, AB InBev sold the deferred consideration, including accrued interest, to a third party for a gross proceed of 454m US dollar and recognized a exceptional gain of 45m US dollar – see Note 8 Exceptional items.

CURRENT TRADE AND OTHER RECEIVABLES

Million US dollar	2011	2010[1]
Trade receivables and accrued income	2 572	2 639
Interest receivable	33	98
Tax receivable, other than income tax	335	303
Derivatives	659	1 059
Loans to customers	10	28
Prepaid expenses	434	451
Other receivables	78	60

	4 121	4 638

The fair value of trade and other receivables, excluding derivatives, equals their carrying amounts as the impact of discounting is not significant.

The ageing of the current trade receivables and accrued income, interest receivable, other receivables and current and non-current loans to customers can be detailed as follows for 2011 and 2010 respectively:

			Of which not impaired as of the reporting date and past due
	Net carrying amount as of December 31, 2011	Of which: neither impaired nor past due on the reporting date	Past due less than 30 days	Past due between 30 and 59 days	Past due between 60 and 89 days	Past due between 90 and 179 days	Past due between 180 and 359 days	Past due more than 359 days
Trade receivables and accrued income	2 572	2 459	76	19	10	7	—	1
Loans to customers	52	50	—	—	1	—	—	1
Interest receivable	33	33	—	—	—	—	—	—
Other receivables	78	78	—	—	—	—	—	—

	2 735	2 620	76	19	11	7	—	2

			Of which not impaired as of the reporting date and past due
	Net carrying amount as of December 31, 2010	Of which: neither impaired nor past due on the reporting date	Past due less than 30 days	Past due between 30 and 59 days	Past due between 60 and 89 days	Past due between 90 and 179 days	Past due between 180 and 359 days	Past due more than 359 days
Trade receivables and accrued income	2 639	2 531	58	21	11	8	7	3
Loans to customers	97	91	1	1	—	—	1	3
Interest receivable	98	98	—	—	—	—	—	—
Other receivables	60	60	—	—	—	—	—	—

	2 894	2 780	59	22	11	8	8	6

In accordance with IFRS 7 Financial Instruments: Disclosures the above analysis of the age of financial assets that are past due as at the reporting date but not impaired, also includes the non-current part of loans to customers. Past due amounts were not impaired when collection is still considered likely, for instance because the amounts can be recovered from the tax authorities or AB InBev has sufficient collateral. Impairment losses on trade and other receivables recognized in 2011 amount to 26m US dollar (2010: 56m US dollar).

AB InBev’s exposure to credit, currency and interest rate risks is disclosed in Note 28 Risks arising from financial instruments.

[1]	Reclassified to conform to the 2011 presentation.

21.	CASH AND CASH EQUIVALENTS

Million US dollar	2011	2010
Short term bank deposits	3 184	3 099
Cash and bank accounts	2 136	1 412

Cash and cash equivalents	5 320	4 511

Bank overdrafts	(8)	(14)

	5 312	4 497

As of 31 December 2011, cash and cash equivalents include restricted cash of 25m US dollar that reflects the outstanding consideration payable to former Anheuser-Busch shareholders who did not yet claim the proceeds (the related payable is recognized as a deferred consideration on acquisition).

22.	CHANGES IN EQUITY AND EARNINGS PER SHARE

STATEMENT OF CAPITAL

The tables below summarize the changes in issued capital and treasury shares during the year:

2011

ISSUED CAPITAL	Issued capital
	Million shares	Million US dollar
At the end of the previous year	1 605	1 733
Changes during the year	1	1

	1 606	1 734

TREASURY SHARES	Treasury shares		Result on the use of treasury shares Million US dollar
	Million shares	Million US dollar
At the end of the previous year	12.1	(588)	(645)
Changes during the year	(4.0)	194	(98)

	8.1	(394)	(743)

2010

ISSUED CAPITAL	Million shares	Million US dollar
At the end of the previous year	1 604	1 732
Changes during the year	1	1

	1 605	1 733

TREASURY SHARES	Treasury shares		Result on the use of treasury shares
	Million shares	Million US dollar	Million US dollar
At the end of the previous year	13.6	(659)	(630)
Changes during the year	(1.5)	71	(15)

	12.1	(588)	(645)

As at 31 December 2011, the total issued capital of 1 734m US dollar is represented by 1 606 071 799 shares without face value, of which 398 749 039 registered shares, 1 156 863 bearer shares and 1 206 165 897 dematerialized shares. For a total amount of capital of 3m US dollar (2m euro), there are still 2 994 533 of subscription rights outstanding corresponding with a maximum of 2 994 533 shares to be issued. The total of authorized, un-issued capital amounts to 48m US dollar (37m euro).

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

Capital contributions in subsidiaries, mainly in the zone Latin America North, subscribed by non-controlling interest amounted to 142m US dollar in 2011.

CHANGES IN OWNERSHIP INTERESTS

As of 2010 and in compliance with the revised IAS 27, the acquisition of additional shares in a subsidiary after control was obtained has been accounted for as an equity transaction with owners.

During 2011, AB InBev purchased non-controlling interests in several subsidiaries for a total consideration paid of 19m US dollar. As the related subsidiaries were already fully consolidated, the purchases did not impact AB InBev’s profit, but reduced the non-controlling interests and thus impacted the profit attributable to equity holders of AB InBev.

REPORT ACCORDING TO ARTICLE 624 OF THE BELGIAN COMPANIES CODE – PURCHASE OF OWN SHARES

During the year 2011, AB InBev did not purchase any AB InBev shares.

During 2011 the company proceeded with the following sale transactions:

•

1 031 251 shares were sold to members of the Ambev senior management who were transferred to AB InBev. The sale occurred according to a share exchange program at a price reduced with 16.66 % compared to the market price, in order to encourage management mobility;

•	324 111 shares were granted to executives of the group according to the company’s executive remuneration policy;

•

1 399 267 shares were granted to executives of the company in exchange for unvested options, in order to maintain consistency of granted benefits and encourage management mobility, in particular for the benefit of executives moving to the United States. The shares are subject to a lock-up period until 31 December 2018;

•	Finally, 1 193 930 shares were sold, as a result of the exercise of options granted to employees of the group.

At the end of the period, the group owned 8 112 409 own shares of which 7 601 955 were held directly by AB InBev.

The par value of the shares is 0.77 euro. As a consequence, the shares that were sold during the year 2011 represent 3 921 819 US dollar (3 031 006 euro) of the subscribed capital and the shares that the company still owned at the end of 2011 represent 8 082 418 US dollar (6 246 555 euro) of the subscribed capital.

DIVIDENDS

On 7 March 2012, a dividend of 1.20 euro per share or approximately 1 920m euro was proposed by the Board of Directors. In accordance with IAS 10 Events after the balance sheet date, the dividend has not been recorded in the 2011 financial statements.

On 26 April 2011, a dividend of 0.80 euro per share or approximately 1 276m euro was approved at the shareholders meeting. This dividend was paid out on 2 May 2011.

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

HEDGING RESERVES

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent the hedged risk has not yet impacted profit or loss – see also Note 28 Risks arising from financial instruments.

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

EARNINGS PER SHARE

The calculation of basic earnings per share is based on the profit attributable to equity holders of AB InBev of 5 855m US dollar (2010: 4 026m US dollar, 2009: 4 613m US dollar) and a weighted average number of ordinary shares outstanding during the year, calculated as follows:

Million shares	2011	2010	2009
Issued ordinary shares at 1 January, net of treasury shares	1 593	1 591	1 582
Effect of shares issued/share buyback programs	2	1	2

Weighted average number of ordinary shares at 31 December	1 595	1 592	1 584

The calculation of diluted earnings per share is based on the profit attributable to equity holders of AB InBev of 5 855m US dollar (2010: 4 026m US dollar, 2009: 4 613m US dollar) and a weighted average number of ordinary shares (diluted) outstanding during the year, calculated as follows:

Million shares	2011	2010	2009
Weighted average number of ordinary shares at 31 December	1 595	1 592	1 584
Effect of share options, warrants and restricted stock units	19	19	9

Weighted average number of ordinary shares (diluted) at 31 December	1 614	1 611	1 593

The calculation of earnings per share before exceptional items is based on the profit after tax and before exceptional items, attributable to equity holders of AB InBev. A reconciliation of profit before exceptional items, attributable to equity holders of AB InBev to profit attributable to equity holders of AB InBev is calculated as follows:

Million US dollar	2011	2010	2009
Profit before exceptional items, attributable to equity holders of AB InBev	6 449	5 040	3 927
Exceptional items, after taxes, attributable to equity holders of AB InBev (refer Note 8)	(172)	(142)	1 288
Exceptional finance cost, after taxes, attributable to equity holders of AB InBev (refer Note 8)	(422)	(872)	(602)
Profit attributable to equity holders of AB InBev	5 855	4 026	4 613

The table below sets out the EPS calculation:

Million US dollar	2011	2010	2009
Profit attributable to equity holders of AB InBev	5 855	4 026	4 613
Weighted average number of ordinary shares	1 595	1 592	1 584
Basic EPS	3.67	2.53	2.91

Profit before exceptional items, attributable to equity holders of AB InBev	6 449	5 040	3 927
Weighted average number of ordinary shares	1 595	1 592	1 584
EPS before exceptional items	4.04	3.17	2.48

Profit attributable to equity holders of AB InBev	5 855	4 026	4 613
Weighted average number of ordinary shares (diluted)	1 614	1 611	1 593
Diluted EPS	3.63	2.50	2.90

Profit before exceptional items, attributable to equity holders of AB InBev	6 449	5 040	3 927
Weighted average number of ordinary shares (diluted)	1 614	1 611	1 593
Diluted EPS before exceptional items	4.00	3.13	2.47

The average market value of the company’s shares for purposes of calculating the dilutive effect of share options and restricted stock units was based on quoted market prices for the period that the options and restricted stock units were outstanding. 16.2m share options and restricted stock units were anti-dilutive and not included in the calculation of the dilutive effect as at 31 December 2011.

23.	INTEREST-BEARING LOANS AND BORROWINGS

This note provides information about the company’s interest-bearing loans and borrowings. For more information about the company’s exposure to interest rate and foreign currency risk, refer to Note 28 Risks arising from financial instruments.

NON-CURRENT LIABILITIES Million US dollar	2011	2010
Secured bank loans	95	105
Unsecured bank loans	4 022	9 141
Unsecured bond issues	30 278	32 562
Secured other loans	6	6
Unsecured other loans	77	72
Finance lease liabilities	120	75
	34 598	41 961

CURRENT LIABILITIES Million US dollar	2011	2010[1]
Secured bank loans	60	32
Commercial papers	2 287	1 002
Unsecured bank loans	580	896
Unsecured bond issues	2 624	777
Unsecured other loans	3	172
Finance lease liabilities	5	40
	5 559	2 919

The current and non-current interest-bearing loans and borrowings amount to 40.2 billion US dollar as of 31 December 2011, compared to 44.9 billion US dollar as of 31 December 2010.

During 2009 and 2010, AB InBev fully refinanced and repaid its obligations under the 45 billion US dollar senior facilities entered into to finance the acquisition of Anheuser-Busch by using cash generated from operating activities, proceeds from the disposal of activities, drawdowns from existing loan facilities, proceeds of capital market offerings and proceeds of a new long-term bank financing consisting of a 13.0 billion US dollar senior credit facilities agreement (“the 2010 senior facilities”). The 2010 senior facilities comprised a 5.0 billion US dollar term loan maturing in 2013 and an 8.0 billion US dollar multi-currency revolving credit facility maturing in 2015. Effective 25 July 2011, AB InBev amended the terms of the 2010 senior facilities. The amendment provides an extension of the 8.0 billion US dollar 5-year revolving credit facility maturing in April 2015 with a revised maturity of July 2016, as well as a reduced margin grid. In connection with the amendment, AB InBev has fully prepaid and terminated the 5 billion US dollar 3-year term facility maturing in April 2013.

[1]	Reclassified to conform to the 2011 presentation.

During 2011, AB InBev continued to refinance and repay its obligations under the 2010 senior facilities by using cash generated from operating activities, drawdowns from existing loan facilities and by using the proceeds of capital market offering, as following:

•

On 27 January 2011, AB InBev issued a series of notes in an aggregate principal amount of 1.65 billion US dollar, consisting of 0.5 billion US dollar aggregate principal amount of fixed rate notes due 2016 and 0.5 billion US dollar aggregate principal amount of fixed rate notes due 2021 bearing interest at a rate of 2.875% and 4.375% respectively and a note consisting of 0.65 billion US dollar aggregate principal amount of floating rate notes due 2014 bearing interest at a floating rate three-month US dollar LIBOR plus 0.55%;

•	On 2 June 2011, AB InBev issued a series of fixed rate notes in an aggregate principal amount of 750m euro due 2021 bearing interest at a rate of 4.0%;

•

On 14 July 2011, AB InBev issued a series of notes in an aggregate principal amount of 1.05 billion US dollar, consisting of 0.3 billion US dollar aggregate principal amount of floating rate notes due 2014 bearing interest at a floating rate three-month US dollar LIBOR plus 0.36% and 0.75 billion US dollar aggregate principal amount of fixed rate notes due 2014 bearing interest at a rate of 1.50%;

As of 31 December 2011, there are no amounts drawn under the amended 8.0 billion US dollar multi-currency revolving credit facility.

Furthermore, in 2011, AB InBev completed the following exchange offer and early redemptions:

•

On 14 March 2011, AB InBev closed an exchange offer for up to 8.0 billion US dollar of outstanding unregistered notes, for freely tradable notes registered under the Securities Act of 1933 with otherwise substantially the same terms and conditions. The unregistered notes were issued during the first half of 2009 before AB InBev became an SEC registrant;

•	On 20 June 2011, AB InBev exercised its option to early redeem a series of notes in an aggregate principal amount of 1.25 billion US dollar due 2014 and bearing interest at a rate of 7.20%;

•

On 26 September 2011, AB InBev exercised its option to early redeem certain Anheuser-Busch notes in an aggregate principal amount of 263m US dollar, consisting of 163m US dollar aggregate principal amount of fixed rate notes due 2023 and 100m US dollar aggregate principal amount of fixed rate notes due 2017 bearing interest at a rate of 5.35% and 5.491% respectively;

•	On 7 November 2011, Ambev exercised its option to early redeem securities in an aggregate principal amount of 500m US dollar due 2013 and bearing an interest at a rate of 8.75% (“Bond 13”).

As of 31 December 2011, commercial papers amount to 2.3 billion US dollar and include programs in US dollar and euro with a total authorized issuance up to 3 billion US dollar and 1 billion euro, respectively.

TERMS AND DEBT REPAYMENT SCHEDULE AT 31 DECEMBER 2011 Million US dollar	Total	1 year or less	1-2 years	2-3 years	3-5 years	More than 5 years
Secured bank loans	155	60	30	26	33	6
Commercial papers	2 287	2 287	—	—	—	—
Unsecured bank loans	4 602	580	328	188	3 505	1
Unsecured bond issues	32 902	2 624	2 751	5 206	4 553	17 768
Secured other loans	6	—	6	—	—	—
Unsecured other loans	80	3	13	13	12	39
Finance lease liabilities	125	5	1	2	4	113

	40 157	5 559	3 129	5 435	8 107	17 927

TERMS AND DEBT REPAYMENT SCHEDULE AT 31 DECEMBER 2010[1] Million US dollar	Total	1 year or less	1-2 years	2-3 years	3-5 years	More than 5 years
Secured bank loans	137	32	58	29	12	6
Commercial papers	1 002	1 002	—	—	—	—
Unsecured bank loans	10 037	896	3 993	4 611	525	12
Unsecured bond issues	33 339	777	3 878	3 311	7 912	17 461
Secured other loans	6	—	—	6	—	—
Unsecured other loans	244	171	13	14	23	23
Finance lease liabilities	115	40	5	1	2	67

	44 880	2 918	7 947	7 972	8 474	17 569

FINANCE LEASE LIABILITIES Million US dollar	2011 Payments	2011 Interests	2011 Principal	2010 Payments	2010 Interests	2010 Principal
Less than one year	16	11	5	48	8	40
Between one and two years	11	10	1	12	7	5
Between two and three years	12	10	2	7	6	1
Between three and five years	23	19	4	14	12	2
More than 5 years	196	83	113	118	51	67

	258	133	125	199	84	115

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

[1]	Reclassified to conform to the 2011 presentation.

AB InBev’s net debt decreased to 34.7 billion US dollar as of 31 December 2011, from 39.7 billion US dollar as of 31 December 2010. Apart from operating results net of capital expenditures, the net debt is mainly impacted by dividend payments to shareholders of AB InBev and Ambev (3 088m US dollar), the payment of interests and taxes (3 998m US dollar) and the impact of changes in foreign exchange rates (262m US dollar decrease of net debt).

The following table provides a reconciliation of AB InBev’s net debt as 31 December as follows:

Million US dollar	2011	2010
Non-current interest bearing loans and borrowings	34 598	41 961
Current interest bearing loans and borrowings	5 559	2 919

	40 157	44 880

Bank overdrafts	8	14
Cash and cash equivalents	(5 320)	(4 511)
Interest bearing loans granted (included within Trade and other receivables)	(30)	(38)
Debt securities (included within Investment securities)	(127)	(641)

Net debt	34 688	39 704

24.	EMPLOYEE BENEFITS

AB InBev sponsors various post-employment benefit plans world-wide. These include pension plans, both defined contribution plans, and defined benefit plans, and other post-employment benefits (OPEB). In accordance with IAS 19 Employee Benefits post-employment benefit plans are classified as either defined contribution plans or defined benefit plans.

DEFINED CONTRIBUTION PLANS

For defined contribution plans, AB InBev pays contributions to publicly or privately administered pension funds or insurance contracts. Once the contributions have been paid, the group has no further payment obligation. The regular contribution expenses constitute an expense for the year in which they are due. For 2011, benefits paid for defined contribution plans for the company amounted to 39m US dollar compared to 44m US dollar for 2010 and 43m US dollar for 2009.

DEFINED BENEFIT PLANS

During 2011, the company contributed to 61 defined benefit plans, of which 45 are retirement plans and 16 are medical cost plans. Most plans provide benefits related to pay and years of service. The Belgian, Canadian, UK and US plans are partially funded. The assets of the other funded plans are held in legally separate funds set up in accordance with applicable legal requirements and common practice in each country. The medical cost plans in Canada, US, and Brazil provide medical benefits to employees and their families after retirement.

The present value of funded obligations includes a 268m US dollar liability related to two medical plans, for which the benefits are provided through the Fundação Antonio Helena Zerrenner (“FAHZ”). The FAHZ is a legally distinct entity which provides medical, dental, educational and social assistance to current and retired employees of Ambev. On 31 December 2011, the actuarial liabilities related to the benefits provided by the FAHZ are fully offset by an equivalent amount of assets existing in the fund. The net liability recognized in the balance sheet is nil.

The employee benefit net liability amounts to 3 430m US dollar as of 31 December 2011 compared to 2 733m US dollar as of 31 December 2010. The fair value of the plan assets value and the defined benefit obligations increased by 21m US dollar and 754m US dollar, respectively, in 2011. The increase in the employee benefit net liability is mainly driven by changes in actuarial assumptions (unfavorable changes in discount rates, mortality assumptions and asset returns).

The company’s net liability for post-employment and long-term employee benefit plans comprises the following at 31 December:

Million US dollar	2011	2010
Present value of funded obligations	(6 958)	(6 218)
Fair value of plan assets	5 095	5 074

Present value of net obligations for funded plans	(1 863)	(1 144)
Present value of unfunded obligations	(1 192)	(1 178)

Present value of net obligations	(3 055)	(2 322)

Unrecognized past service cost	(13)	(17)
Unrecognized asset	(346)	(378)

Net liability	(3 414)	(2 717)

Other long term employee benefits	(16)	(16)

Total employee benefits	(3 430)	(2 733)

Employee benefits amounts in the balance sheet:

Liabilities	(3 440)	(2 746)
Assets	10	13

Net liability	(3 430)	(2 733)

The changes in the present value of the defined benefit obligations are as follows:

Million US dollar	2011	2010	2009
Defined benefit obligation at 1 January	(7 396)	(6 856)	(6 565)
Current service costs	(112)	(104)	(124)
Contribution by plan participants	(5)	(5)	(14)
New past service cost	(101)	(68)	186
Interest cost	(441)	(428)	(416)
Actuarial losses	(744)	(378)	(126)
(Losses)/gains on curtailments	5	(3)	92
Reclassifications from provisions	—	(2)	—
Settlements	6	15	—
Exchange differences	154	(29)	(430)
Benefits paid	484	462	541

Defined benefit obligation at 31 December	(8 150)	(7 396)	(6 856)

The changes in the fair value of plan assets are as follows:

Million US dollar	2011	2010	2009
Fair value of plan assets at 1 January	5 074	4 645	3 873
Expected return	408	369	317
Actuarial gains and (losses)	(206)	117	396
Contributions by AB InBev	449	358	173
Contributions by plan participants	5	5	14
Exchange differences	(151)	40	416
Other	—	2	(3)
Benefits paid	(484)	(462)	(541)

Fair value of plan assets at 31 December	5 095	5 074	4 645

Actual return on plans assets amounted to a gain of 202m US dollar in 2011 compared to a gain of 486m US dollar in 2010. The decrease is mainly driven by lower market returns particularly in the US, Canada, UK, Brazil and Belgium.

Actual return on plans assets amounted to a gain of 486m US dollar in 2010 compared to a gain of 713m US dollar in 2009. This was mostly driven by investment returns generally in excess of long term expectations particularly in the UK, US, Netherlands and Canada.

The increase in contributions by AB InBev (449m US dollar in 2011 versus 358m US dollar in 2010 and versus 173m US dollar in 2009) is primarily explained by minimum contribution requirements in US plans.

The expense recognized in the income statement with regard to defined benefit plans can be detailed as follows:

Million US dollar	2011	2010	2009
Current service costs	(112)	(104)	(123)
Interest cost	(441)	(428)	(416)
Expected return on plan assets	408	369	317
Past service cost	(101)	(68)	133
(Losses)/gains on settlements or curtailments	15	14	120
Asset limitation	—	—	(30)

	(231)	(217)	1

In 2011 and 2010, early termination benefits and other plan changes, mainly in the US, increased the amortized past service cost.

In 2009, as part of the Anheuser-Busch integration into AB InBev, a curtailment was recognized following the amendment of certain US pension and post-retirement healthcare benefits. The effect of these changes was recorded through the income statement and led to an additional income amount of 240m US dollar.

The employee benefit expense is included in the following line items of the income statement:

Million US dollar	2011	2010	2009
Cost of sales	(87)	(99)	(66)
Distribution expenses	(16)	(17)	(29)
Sales and marketing expenses	(15)	(12)	(30)
Administrative expenses	(10)	(22)	(42)
Other operating income/expense	—	—	168
Exceptional items	(103)	(67)	—

	(231)	(217)	1

Weighted average assumptions used in computing the benefit obligations at the balance sheet date are as follows:

	2011	2010	2009
Discount rate	5.4%	6.1%	6.5%
Price inflation	2.6%	2.6%	2.6%
Future salary increases	3.2%	3.0%	2.8%
Future pension increases	2.6%	2.8%	2.6%
Medical cost trend rate	7.5% p.a. reducing to 6.0%	8.1% p.a. reducing to 5.8%	7.9% p.a. reducing to 5.6%
Life expectation for a 65 year old male	84	83	82
Life expectation for a 65 year old female	87	85	84

Weighted average assumptions used in computing the net periodic pension cost for the year are as follows:

	2011	2010	2009
Discount rate	6.1%	6.5%	6.5%
Expected return on plan assets	8.1%	8.1%	8.2%
Future salary increases	3.0%	2.8%	3.3%
Future pension increases	2.8%	2.6%	2.2%
Medical cost trend rate	8.1% p.a. reducing to 5.8%	7.9% p.a. reducing to 5.6%	8.9% p.a. reducing to 6.6%

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

Assumed medical cost trend rates have a significant effect on the amounts recognized in profit or loss. A one percentage point change in the assumed medical cost trend rates would have the following effects (note that a positive amount refers to a decrease in the obligations or cost while a negative amount refers to an increase in the obligations or cost):

Million US dollar	2011		2010		2009
	100 basis points increase	100 basis points decrease	100 basis points increase	100 basis points decrease	100 basis points increase	100 basis points decrease
Medical cost trend rate
Effect on the aggregate of the service cost and interest cost of medical plans	(8)	7	(10)	10	(6)	5
Effect on the defined benefit obligation for medical cost	(77)	71	(74)	73	(77)	70

In line with the IAS 1 Presentation of Financial Statements disclosure requirements on key sources of estimation uncertainty AB InBev has included the results of its sensitivity analysis with regard to the discount rate, the future salary increase and the longevity assumptions.

Million US dollar	2011		2010		2009
	50 basis points increase	50 basis points decrease	50 basis points increase	50 basis points decrease	50 basis points increase	50 basis points decrease
Discount rate
Effect on the aggregate of the service cost and interest cost of defined benefit plans	(3)	5	3	(1)	7	(6)
Effect on the defined benefit obligation	496	(544)	445	(475)	435	(476)

Million US dollar	2011		2010		2009
	50 basis points increase	50 basis points decrease	50 basis points increase	50 basis points decrease	50 basis points increase	50 basis points decrease
Future salary increase
Effect on the aggregate of the service cost and interest cost of defined benefit plans	(4)	3	(3)	3	(4)	4
Effect on the defined benefit obligation	(30)	29	(30)	28	(46)	45

Million US dollar	2011		2010		2009
	One year increase	One year decrease	One year increase	One year decrease	One year increase	One year decrease
Longevity
Effect on the aggregate of the service cost and interest cost of defined benefit plans	(13)	14	(12)	12	(6)	7
Effect on the defined benefit obligation	(211)	214	(195)	197	(105)	108

The above are purely hypothetical changes in individual assumptions holding all other assumptions constant: economic conditions and changes therein will often affect multiple assumptions at the same time and the effects of changes in key assumptions are not linear. Therefore, the above information is not necessarily a reasonable representation of future results.

The fair value of plan assets at 31 December consists of the following:

	2011	2010
Government bonds	28%	34%
Corporate bonds	24%	13%
Equity instruments	43%	49%
Property	3%	2%
Cash	1%	1%
Insurance contracts	1%	1%

	100%	100%

The change in allocation of the fair value of the plan assets in 2011 when compared to 2010 is mainly due to the de-risking strategy (reduction of equity assets as a percentage of the total portfolio when certain funding criteria are met) mainly in the US and a better performance of fixed income assets when compared to equities.

The five year history of the present value of the defined benefit obligations, the fair value of the plan assets and the deficit in the plans is as follows:

Million US dollar	2011	2010	2009	2008 Adjusted	2007
Present value of the defined benefit obligations	(8 150)	(7 396)	(6 856)	(6 565)	(3 888)
Fair value of plan assets	(5 095)	5 074	4 645	3 873	3 321
Deficit	(3 055)	(2 322)	(2 211)	(2 692)	(567)
Experience adjustments: (increase)/decrease plan liabilities	(76)	(15)	42	289	32
Experience adjustments: increase/(decrease) plan assets	(206)	117	390	(606)	(78)

AB InBev expects to contribute approximately 368 m US dollar for its funded defined benefit plans and 91 m US dollar in benefit payments to its unfunded defined benefit plans and post-retirement medical plans in 2012.

25.	SHARE-BASED PAYMENTS[1]

Different share and share option programs allow company senior management and members of the Board of Directors to receive or acquire shares of AB InBev or Ambev. AB InBev has three primary share-based compensation plans, the long-term incentive warrant plan (“LTI Warrant Plan”), established in 1999, the share-based compensation plan (“Share-Based Compensation Plan”), established in 2006 and amended as from 2010, and the long-term incentive stock-option plan, established in 2009. For all option plans, the fair value of share-based payment compensation is estimated at grant date, using a binomial Hull model, modified to reflect the IFRS 2 Share-based Payment requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option.

Share-based payment transactions resulted in a total expense of 203m US dollar for the year 2011 (including the variable compensation expense settled in shares), as compared to 156m US dollar for the year 2010 and 208m US dollar for the year 2009.

AB INBEV SHARE-BASED PAYMENT PROGRAMS

Share-Based Compensation Plan

As from 1 January 2010, the structure of the Share-Based Compensation Plan for certain executives, including the executive board of management and other senior management in the general headquarters, has been modified. From 1 January 2011, the new plan structure applies to all other senior management. Under this plan, the executive board of management and other senior employees will receive their bonus in cash but have the choice to invest some or all of the value of their bonus in AB InBev shares with a five-year vesting period, referred to as bonus shares. The company will match such voluntary investment by granting three matching shares for each bonus share voluntarily invested in, up to a limited total percentage of each participant’s bonus. The matching shares are granted in the form of restricted stock units which have a five-year vesting period. Additionally, the holders of the restricted stock units may be entitled to receive from AB InBev additional restricted stock units equal to the dividends declared since the restricted stock units were granted.

During 2011, AB InBev issued 1.1m of matching restricted stock units according to the new Share-Based Compensation Plan, as described above, in relation to the 2010 bonus. These matching restricted stock units are valued at the share price of the day of grant, representing a fair value of approximately 62.9m US dollar, and cliff vest after five years. During 2010, AB InBev issued 0.8m of matching restricted stock units with an estimated fair value of approximately 38.9m US dollar, in relation to the second half 2009 bonus.

LTI Warrant Plan

The company has issued warrants, or rights to subscribe for newly issued shares, under the LTI plan for the benefit of directors and, until 2006, members of the executive board of management and other senior employees. Since 2007, members of the executive board of management and other employees are no longer eligible to receive warrants under the LTI Warrant Plan, but instead receive a portion of their compensation in the form of shares and options granted under the Share-Based Compensation Plan and the LTI Stock-option Plan. Each LTI warrant gives its holder the right to subscribe for one newly issued share. The exercise price of LTI warrants is equal to the average price of the company’s shares on the regulated market of Euronext Brussels during the 30 days preceding their issue date. LTI warrants granted in the years prior to 2007 (except for 2003) have a duration of ten years; LTI warrants granted as from 2007 (and in 2003) have a duration of five years. LTI warrants are subject to a vesting period ranging from one to three years.

During 2011, 0.2m warrants were granted to members of the Board of Directors. These warrants vest in equal annual installments over a three-year period (one third on 1 January of 2013, one third on 1 January 2014 and one third on 1 January 2015) and represent a fair value of approximately 3.0m US dollar. During 2010, 0.2m warrants with a fair value of approximately 2.4m US dollar were granted under this plan.

Long-term Incentive Stock-option Plan

As from 1 July 2009, senior employees are eligible for an annual long-term incentive to be paid out in LTI stock options (or, in future, similar share-based instruments), depending on management’s assessment of the employee’s performance and future potential.

In November 2011 AB InBev issued 4.1m LTI stock options with an estimated fair value of 66.2m US dollar, whereby 1.2m options relate to American Depositary Shares (ADSs) and 2.9m options to AB InBev shares. In November 2010 AB InBev issued 4.0m LTI stock options with an estimated fair value of 64.6m US dollar, whereby 1.2m options relate to American Depositary Shares (ADSs) and 2.8m options to AB InBev shares.

[1]	Amounts have been converted to US dollar at the average rate of the period.

As from 2010 AB InBev has in place three specific long-term restricted stock unit programs. One program allows for the offer of restricted stock units to certain employees in certain specific circumstances, whereby grants are made at the discretion of the CEO, e.g. to compensate for assignments of expatriates in countries with difficult living conditions. The restricted stock units vest after five years and in case of termination of service before the vesting date, special forfeiture rules apply. In 2011, 0.1m restricted stock units with an estimated fair value of 2.8m US dollar were granted under this program to a selected number of employees. In 2010, 0.1m restricted stock units with an estimated fair value of 6.6m US dollar were granted under this program.

A second program allows for the exceptional offer of restricted stock units to certain employees at the discretion of the Remuneration Committee of AB InBev as a long-term retention incentive for key employees of the company. Employees eligible to receive a grant under this program receive two series of restricted stock units, the first half of the restricted stock units vesting after five years, the second half after ten years. In case of termination of service before the vesting date, special forfeiture rules apply. In December 2011 0.1m restricted stock units with an estimated fair value of 5.4m US dollar were granted under this program to a selected number of employees. In December 2010 0.3m restricted stock units with an estimated fair value of 18.3m US dollar were granted under this program.

A third program allows certain employees to purchase company shares at a discount aimed as a long-term retention incentive for (i) high-potential employees of the company, who are at a mid-manager level (“People bet share purchase program”) or (ii) for newly hired employees. The voluntary investment in company shares leads to the grant of 3 matching shares for each share invested. The discount and matching shares are granted in the form of restricted stock units which vest after 5 years. In case of termination before the vesting date, special forfeiture rules apply. In 2011, the company’s employees purchased shares under this program for the equivalent of 0.2m US dollar. In 2010 there were no grants under this program.

In order to maintain consistency of benefits granted to executives and to encourage international mobility of executives, an options exchange program has been executed whereby unvested options are exchanged against restricted shares that remain locked-up until 31 December 2018. In 2011, 2.0m unvested options were exchanged against 1.4m restricted shares. In 2010, 0.3m unvested options were exchanged against 0.2m restricted shares. Furthermore, certain options granted have been modified whereby the dividend protected feature of these options have been cancelled and replaced by the issuance of 0.6m options in 2011 and 0.2m options in 2010, representing the economic value of the dividend protection feature. As there was no change between the fair value of the original award immediately before the modification and the fair value of the modified award immediately after the modification, no additional expense was recorded as a result of the modification.

The weighted average fair value of the options and assumptions used in applying the AB InBev option pricing model for the 2011 grants of awards described above are as follows:

Amounts in US dollar unless otherwise indicated[1]	2011	2010	2009
Fair value of options and warrants granted	14.95	14.59	13.99
Share price	57.04	51.71	29.03
Exercise price	56.88	51.61	21.62
Expected volatility	26%	26%	32%
Expected dividends	2.50%	2.35%	0.85%
Risk-free interest rate	2.84%	3.29%	3.49%

Expected volatility is based on historical volatility calculated using 1 766 days of historical data. In the determination of the expected volatility, AB InBev is excluding the volatility measured during the period 15 July 2008 until 30 April 2009, in view of the extreme market conditions experienced during that period. The binomial Hull model assumes that all employees would immediately exercise their options if the AB InBev share price is 2.5 times above the exercise price. As a result, no single expected option life applies.

The total number of outstanding AB InBev options and warrants developed as follows:

Million options and warrants	2011	2010	2009
Options and warrants outstanding at 1 January	56.1	50.8	8.8
Options and warrants issued during the year	4.9	9.8	50.3
Options and warrants exercised during the year	(4.1)	(1.8)	(6.6)
Options and warrants forfeited during the year	(2.5)	(2.7)	(1.7)

Options and warrants outstanding at the end of December	54.4	56.1	50.8

The range of exercise prices of the outstanding options and warrants is between 10.32 euro (13.35 US dollar) and 58.31 euro (75.45 US dollar) while the weighted average remaining contractual life is 8.44 years.

Of the 54.4m outstanding options and warrants 5.6m are vested at 31 December 2011.

The weighted average exercise price of the AB InBev options and warrants is as follows:

Amounts in US dollar[1]	2011	2010	2009
Options and warrants outstanding at 1 January	29.88	27.37	34.42
Granted during the year	56.52	51.86	24.78
Exercised during the year	23.83	25.81	18.94
Forfeited during the year	27.65	27.76	27.48
Outstanding at the end of December	32.98	29.88	27.37
Exercisable at the end of December	31.91	30.71	31.16

For share options and warrants exercised during 2011 the weighted average share price at the date of exercise was 43.16 euro (55.84 US dollar).

[1]	Amounts have been converted to US dollar at the closing rate of the respective period.

The total number of outstanding AB InBev restricted stock units developed as follows:

Million restricted stock units	2011	2010	2009
Restricted stock units outstanding at 1 January	1.2	—	—
Restricted stock units issued during the year	1.2	1.2	—
Restricted stock units exercised during the year	—	—	—
Restricted stock units forfeited during the year	(0.1)	—	—

Restricted stock units outstanding at the end of December	2.3	1.2	—

AMBEV SHARE-BASED PAYMENT PROGRAMS

Since 2005, Ambev has had a plan which is substantially similar to the Share-Based Compensation Plan under which bonuses granted to company employees and management are partially settled in shares. Under the Share-Based Compensation Plan as modified as of 2010, Ambev issued, in March 2011, 1.4m restricted stock units with an estimated fair value of 38m US dollar.

As from 2010, senior employees are eligible for an annual long-term incentive to be paid out in Ambev LTI stock options (or, in future, similar share-based instruments), depending on management’s assessment of the employee’s performance and future potential. In 2011, Ambev granted 3.1m LTI stock options with an estimated fair value of 37m US dollar.

In order to encourage the mobility of managers, the features of certain options granted in previous years have been modified whereby the dividend protection of these options was cancelled and replaced by the issuance of 2.5m options in 2011 representing the economic value of the dividend protection feature. Since there was no change between the fair value of the original award before the modification and the fair value of the modified award after the modification, no additional expense was recorded as a result of this modification.

The weighted fair value of the options and assumptions used in applying a binomial option pricing model for the 2011 Ambev grants are as follows:

Amounts in US dollar unless otherwise indicated[1]	2011	2010	2009[2]
Fair value of options granted	11.98	11.24	10.40
Share price	29.65	24.09	15.39
Exercise price	24.73	24.57	14.94
Expected volatility	34%	28%	45%
Expected dividends	0.00% -5.00%	2.57%	0.00%
Risk-free interest rate	3.10% -11.89%[3]	12.24%	12.64%

The total number of outstanding Ambev options developed as follows:

Million options	2011	2010	2009[2]
Options outstanding at 1 January	26.3	20.6	14.1
Options issued during the year	5.6	6.6	8.2
Options exercised during the year	(1.7)	(0.5)	(0.6)
Options forfeited during the year	(0.6)	(0.4)	(1.1)

Options outstanding at the end of December	29.6	26.3	20.6

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

The range of exercise prices of the outstanding options is between 11.92 Brazilian real (6.35 US dollar) and 67.10 Brazilian real (35.77 US dollar) while the weighted average remaining contractual life is 8.59 years.

Of the 29.6m outstanding options 3.0m options are vested at 31 December 2011.

The weighted average exercise price of the Ambev options is as follows:

Amounts in US dollar[1]	2011	2010	2009[2]
Options outstanding at 1 January	14.83	12.46	11.20
Granted during the year	29.37	24.57	14.03
Exercised during the year	7.23	7.17	6.59
Forfeited during the year	12.66	11.59	11.35
Outstanding at the end of December	15.92	14.83	11.92
Exercisable at the end of December	7.04	7.00	6.56

For share options exercised during 2011 the weighted average share price at the date of exercise was 57.39 Brazilian real (30.60 US dollar).

The total number of outstanding Ambev restricted stock units developed as follows:

Million restricted stock units	2011	2010	2009
Restricted stock units outstanding at 1 January	0.2	—	—
Restricted stock units issued during the year	1.4	0.2	—
Restricted stock units exercised during the year	—	—	—
Restricted stock units forfeited during the year	—	—	—

Restricted stock units outstanding at the end of December	1.6	0.2	—

[1]	Amounts have been converted to US dollar at the closing rate of the respective period.
[2]	Amounts have been adjusted for the Ambev share split of 17 December 2010.
[3]	The weighted average risk-free interest rates refer to granted ADRs and stock options respectively.

During 2011, a limited number of Ambev shareholders who are part of the senior management of AB InBev were given the opportunity to exchange Ambev shares against a total of 1.0m AB InBev shares (0.3m AB InBev shares in 2010) at a discount of 16.7% provided that they stay in service for another five years. The fair value of this transaction amounts to approximately 10m US dollar (2m US dollar in 2010) and is expensed over the five years service period. The fair values of the Ambev and AB InBev shares were determined based on the market price.

26.	PROVISIONS

Million US dollar	Restructuring	Disputes	Other	Total
Balance at 1 January 2011	241	869	40	1 150
Effect of changes in foreign exchange rates	(4)	(42)	—	(46)
Provisions made	200	172	12	384
Provisions used	(141)	(163)	(8)	(312)
Provisions reversed	(23)	(74)	(4)	(101)
Other movements	(1)	41	—	40

Balance at 31 December 2011	272	803	40	1 115

Million US dollar	Restructuring	Disputes	Other	Total
Balance at 1 January 2010	230	788	256	1 274
Effect of changes in foreign exchange rates	(10)	6	(7)	(11)
Provisions made	169	224	7	400
Provisions used	(142)	(74)	(64)	(280)
Provisions reversed	(43)	(59)	(31)	(133)
Other movements	37	(16)	(121)	(100)

Balance at 31 December 2010	241	869	40	1 150

The restructuring provisions are primarily explained by the organizational alignments, as explained in Note 8 Exceptional items. Provisions for disputes mainly relate to various disputed direct and indirect taxes and to claims from former employees.

The provisions are expected to be settled within the following time windows:

Million US dollar	Total	< 1 year	1-2 years	2-5 years	> 5 years
Restructuring
Reorganization	272	141	34	83	14

Disputes
Income and indirect taxes	585	45	442	67	31
Labor	147	28	44	40	35
Commercial	24	11	3	4	6
Other disputes	47	9	20	15	3

	803	93	509	126	75
Other contingencies
Onerous contracts	4	1	—	—	3
Guarantees given	12	—	7	5	—
Other contingencies	24	6	4	3	11

	40	7	11	8	14

Total provisions	1 115	241	554	217	103

Since 1 January 2005 AB InBev is subject to the greenhouse gas emission allowance trading scheme in force in the European Union. Acquired emission allowances are recognized at cost as intangible assets. To the extent that it is expected that the number of allowances needed to settle the CO2 emissions exceeds the number of emission allowances owned, a provision is recognized. Such provision is measured at the estimated amount of the expenditure required to settle the obligation. At 31 December 2011, the emission allowances owned fully covered the expected CO2 emissions. As such no provision needed to be recognized.

27.	TRADE AND OTHER PAYABLES

NON-CURRENT TRADE AND OTHER PAYABLES

Million US dollar	2011	2010
Indirect taxes payable	397	535
Trade payables	466	395
Cash guarantees	11	12
Deferred consideration on acquisitions	91	117
Derivatives	508	1 216
Other payables	75	20

	1 548	2 295

CURRENT TRADE AND OTHER PAYABLES

Million US dollar	2011	2010
Trade payables and accrued expenses	7 709	6 704
Payroll and social security payables	610	624
Indirect taxes payable	1 447	1 323
Interest payable	829	874
Consigned packaging	576	559
Cash guarantees	52	45
Derivatives	1 427	1 730
Dividends payable	566	116
Deferred income	30	18
Deferred consideration on acquisitions	36	41
Other payables	55	37

	13 337	12 071

Derivatives mainly reflect the mark-to-market of the interest rate swaps entered into to hedge the Anheuser-Busch acquisition financing and the commodity forward contracts entered into to hedge the company’s operational exposure (See also Note 28 Risks arising from financial instruments).

28.	RISKS ARISING FROM FINANCIAL INSTRUMENTS

AB InBev’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest risk, commodity risk and equity risk), credit risk and liquidity risk. The company analyses each of these risks individually as well as on an interconnected basis, and defines strategies to manage the economic impact on the company’s performance in line with its financial risk management policy.

Some of the company’s risk management strategies include the usage of derivatives. The main derivative instruments used are foreign currency rate agreement, exchange traded foreign currency futures, interest rate swaps, cross currency interest rate swaps (“CCIRS”), exchange traded interest rate futures, commodity swaps, exchange traded commodity futures and equity swaps. AB InBev’s policy prohibits the use of derivatives in the context of speculative trading.

The following table provides an overview of the derivative financial instruments outstanding at year-end by maturity bucket. The amounts included in this table are the notional amounts.

	2011					2010
Million US dollar	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years
Foreign currency
Forward exchange contracts	5 614	1 422	—	—	—	2 206	952	—	—	—
Foreign currency futures	1 118	180	5	—	—	2 587	18	—	—	—

Interest rate
Interest rate swaps	70 578	6 583	11 050	350	160	216	70 196	6 153	4 750	180
Cross currency interest rate swaps	887	955	639	973	1 532	1 264	982	1 349	1 536	1 536
Interest rate futures	145	—	4	43	3	117	464	600	121	113

Commodities
Aluminum swaps	1 372	553	—	—	—	1 048	53	—	—	—
Other commodity derivatives	756	87	—	—	—	406	48	—	—	—

Equity
Equity derivatives	399	710	—	—	—	378	412	—	—	—

To finance the acquisition of Anheuser-Busch, AB InBev entered into a 45 billion US dollar senior facilities agreement, of which 44 billion US dollar was ultimately drawn (the “2008 senior facilities”). At the time of the Anheuser-Busch acquisition, the interest rate for an amount of up to 34.5 billion US dollar had effectively been fixed through a series of hedge arrangements at a weighted average rate of 3.875% per annum (plus applicable spreads) for the period 2009 to 2011 and a portion of the hedging arrangements had been successively extended for an additional two-year period. In 2009 the company repaid part of the 2008 senior facilities and in 2010, the 2008 senior facilities were fully refinanced and partially replaced by the 2010 senior facilities as described in Note 23 Interest-bearing loans and borrowings. Following the repayment and the refinancing activities performed throughout 2009, 2010 and 2011, the company entered into new interest rate swaps to unwind the ones that became freestanding as a result of these repayments. As of 31 December 2011, there are no remaining open positions covering the interest exposure on the outstanding balance drawn under the 2010 senior facilities.

A.	FOREIGN CURRENCY RISK

AB InBev incurs foreign currency risk on borrowings, investments, (forecasted) sales, (forecasted) purchases, royalties, dividends, licenses, management fees and interest expense/income whenever they are denominated in a currency other than the functional currency of the subsidiary. The main derivative financial instruments used to manage foreign currency risk are foreign currency rate agreement, exchange traded foreign currency futures and cross currency interest rate swaps.

FOREIGN EXCHANGE RISK ON OPERATING ACTIVITIES

As far as foreign currency risk on firm commitments and forecasted transactions is concerned, AB InBev’s policy is to hedge operational transactions which are reasonably expected to occur (e.g. cost of goods sold and selling, general & administrative expenses) within the forecast period determined in the financial risk management policy. Operational transactions that are certain are hedged without any limitation in time.

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

	31 December 2011			31 December 2010
Million US dollar	Total exposure	Total derivatives	Open position	Total exposure	Total derivatives	Open position
Canadian dollar/US dollar	(10)	(82)	(92)	—	—	—
Euro/Argentinean peso	—	—	—	(7)	7	—
Euro/Brazilian real	(37)	37	—	(38)	38	—
Euro/Canadian dollar	(22)	22	—	(35)	35	—
Euro/Pound sterling	(201)	285	84	(179)	172	(7)
Euro/Russian ruble	(127)	162	35	(154)	109	(45)
Euro/Ukrainian hryvnia	(109)	52	(57)	(101)	51	(50)
Pound sterling/Canadian dollar	(12)	12	—	(18)	18	—
Pound sterling/Euro	(33)	8	(25)	(23)	9	(14)
US dollar/Argentinean peso	(448)	448	—	(172)	172	—
US dollar/Bolivian boliviano	72	(72)	—	46	(46)	—
US dollar/Brazilian real	(1508)	1508	—	231	(231)	—
US dollar/Canadian dollar	(158)	158	—	(172)	172	—
US dollar/Chilean peso	46	(46)	—	39	(39)	—
US dollar/Dominican peso	(29)	29	—	(10)	10	—
US dollar/Euro	102	(102)	—	197	(197)	—
US dollar/Paraguayan guarani	(72)	72	—	(37)	37	—
US dollar/Peruvian nuevo sol	(53)	53	—	(76)	76	—
US dollar/Pound sterling	(43)	41	(2)	(26)	26	—
US dollar/Russian ruble	(98)	92	(6)	(85)	73	(12)
US dollar/Ukrainian hryvnia	(81)	52	(29)	(31)	18	(13)
US dollar/Uruguayan peso	(37)	37	—	(27)	27	—

Further analysis on the impact of open currency exposures is performed in the Currency Sensitivity Analysis below.

In conformity with IAS 39 hedge accounting rules, these hedges of firm commitments and highly probable forecasted transactions denominated in foreign currency are designated as cash flow hedges.

FOREIGN EXCHANGE RISK ON INTRAGROUP LOANS

In 2011, a series of foreign exchange derivatives were contracted to hedge the foreign currency risk from intercompany loans transacted between group entities with different functional currencies. Intercompany loans with Russia were hedged against US dollar for an amount of 6 300m Russian ruble. As of 31 December 2010, there were no outstanding derivative contracts linked to foreign exchange risk on intragroup loans.

FOREIGN EXCHANGE RISK ON NET INVESTMENTS IN FOREIGN OPERATIONS

AB InBev enters into hedging activities to mitigate exposures related to its investments in foreign operations. These strategies are designated as net investment hedges and include both derivative and non-derivative financial instruments.

As of 31 December 2011, designated derivative and non-derivative financial instruments in a net investment hedge relationship amount to 7 841m US dollar equivalent (6 283m US dollar in 2010) in Holding companies and approximately 1 254m US dollar equivalent (370m US dollar in 2010) at Ambev level. Those derivatives and non-derivatives are used to hedge foreign operations with functional currencies denominated in Brazilian real, Canadian dollar, pound sterling, Russian ruble, euro, and US dollar.

FOREIGN EXCHANGE RISK ON FOREIGN CURRENCY DENOMINATED DEBT

It is AB InBev’s policy to have the debt in the subsidiaries as much as possible in the functional currency of the subsidiary. To the extent this is not the case, hedging is put in place unless the cost to hedge outweighs the benefits. Following the acquisition of Anheuser-Busch, AB InBev adopted a hybrid currency matching model pursuant to which the company may (i) match net debt currency exposure to cash flows in such currency, measured on the basis of normalized EBITDA, by swapping a significant portion of US dollar debt to other currencies, such as Brazilian real (with a higher coupon), although this would negatively impact AB InBev’s profit and earnings due to the higher Brazilian real interest coupon, and (ii) use AB InBev’s US dollar cash flows to service interest payments under AB InBev’s debt obligations.

A description of the foreign currency risk hedging related to the debt instruments issued in a currency other than the functional currency of the subsidiary is further detailed in the Interest Rate Risk section below.

CURRENCY SENSITIVITY ANALYSIS

Currency transactional risk

Most of AB InBev’s non-derivative monetary financial instruments are either denominated in the functional currency of the subsidiary or are converted into the functional currency through the use of derivatives. However, the company can have open positions in Eastern European countries for which hedging can be limited as the illiquidity of the local foreign exchange market prevents us from hedging at a reasonable cost. The transactional foreign currency risk mainly arises from open positions in Canadian dollar, pound sterling, Russian ruble and Ukrainian hryvnia against the US dollar and the euro. AB InBev estimated the reasonably possible change of exchange rate, on the basis of the average volatility on the open currency pairs, as follows:

	2011
	Closing rate 31 December 2011	Possible closing rate[1]	Volatility of rates in %
Pound sterling/Euro	1.20	1.10 - 1.30	8.45%
Euro/Russian ruble	41.66	38.14 - 45.18	8.45%
Euro/Ukrainian hryvnia	10.34	9.02 - 11.65	12.71%
US dollar/Canadian dollar	1.02	0.92 - 1.13	10.30%
US dollar/Ukrainian hryvnia	7.99	7.78 - 8.2	2.62%

	2010
	Closing rate 31 December 2010	Possible closing rate[2]	Possible volatility of rates in %
Euro/Russian ruble	40.33	36.76 - 43.91	8.86%
Euro/Ukrainian hryvnia	10.57	9.26 - 11.89	12.46%
Pound sterling/Euro	1.16	1.06 - 1.27	9.16%
US dollar/Russian ruble	30.18	27.29 - 33.07	9.58%
US dollar/Ukrainian hryvnia	7.91	7.62 - 8.21	3.70%

Had the Canadian dollar, the pound sterling, the Russian ruble and the Ukrainian hryvnia weakened/strengthened during 2011 by the above estimated changes against the euro or the US dollar, with all other variables held constant, the 2011 impact on consolidated profit before taxes would have been approximately 5m US dollar (12m US dollar in 2010) higher/lower.

Additionally, the AB InBev sensitivity analysis1 to the foreign exchange rates on its total derivatives positions as of 31 December 2011, shows a pre-tax impact on equity reserves of 356m US dollar (22m US dollar in 2010) positive/negative.

B.	INTEREST RATE RISK

The company applies a dynamic interest rate hedging approach whereby the target mix between fixed and floating rate debt is reviewed periodically. The purpose of AB InBev’s policy is to achieve an optimal balance between cost of funding and volatility of financial results, while taking into account market conditions as well as AB InBev’s overall business strategy.

FAIR VALUE HEDGE

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

Ambev bond hedges (foreign currency risk + interest rate risk on borrowings in US dollar)

In December 2001, Ambev issued 500m US dollar in foreign securities (“Bond 11”). This bond bears interest at 10.5% and is repayable semi-annually as from July 2002 with final maturity in December 2011. In September 2003 Ambev issued another 500m US dollar in foreign securities (“Bond 13”). This bond bears interest at 8.75% and is repayable semi-annually since March 2004 with final maturity in September 2013. In July 2007 Ambev issued a Brazilian real bond (“Bond 17”), which bears interest at 9.5% and is repayable semi-annually with final maturity date in July 2017.

Ambev entered into several US dollar fixed/Brazilian real floating cross currency interest rate swaps to manage and reduce the impact of changes in the US dollar exchange rate and interest rate on these bonds. In addition to this, Ambev entered into a fixed/floating interest rate swap to hedge the interest rate risk on the bond 2017.

In 2011, following the repayment of the Bond 13 and Bond 11 as described in Note 23 Interest-bearing loans and borrowings only the hedging instruments hedging the bond 2017 remains designated in a fair value hedge accounting relationship.

US dollar fixed rate bond hedges (interest rate risk on borrowings in US dollar)

On 14 July 2011, AB InBev issued a series of notes in an aggregate principal amount of 750m US dollar aggregate principal amount of fixed rate notes due 2014 bearing interest at a rate of 1.50%.

The company entered into a series of US dollar fixed/floating interest rate swaps for an equivalent notional amount of 750m US dollar to manage and reduce the impact of changes in the US dollar interest rates on the fair value of this bond.

These derivative instruments are designated in fair value hedge accounting relationship by year end 2011.

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

1	Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2011.
2	Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2010.

As of 31 December 2011 and 2010, 75m US dollar hedges were designated for hedge accounting in fair value hedge relationships.

CASH FLOW HEDGE

Floating interest rate risk on borrowings in US Dollar

Following the refinancing and the repayment of the 2008 and 2010 senior facilities the interest rate swaps that were designated for the hedge of the financing of the Anheuser-Busch acquisition became freestanding given the repayment of part of these senior facilities. In order to offset the interest rate risk, the freestanding derivatives were unwound via additional offsetting trades.

As of 31 December 2011, there are no remaining open positions covering the interest exposure on the outstanding balance drawn under the 2010 senior facilities. As of 31 December 2010, the open positions amounted to 4.4 billion US dollar.

Canada Debenture Hedges (foreign currency risk + interest rate risk on borrowings in Brazilian Real)

As of 31 December 2011, the company has outstanding bank loans of 474m Brazilian real relating to a loan issued in 2006. The company has entered into a series of derivative contracts to hedge the foreign exchange and interest rate risk related to the Brazilian real. The maturity date for the derivative contract is identical to the maturity date of the loan, which matures in January 2012. This hedge was designated in a cash flow hedge accounting relationship.

NET INVESTMENT HEDGE

Net debt currency exposure adjustment (US dollar and euro to Brazilian real)

As of 31 December 2011 the company has outstanding US dollar/Brazilian real and euro/Brazilian real cross currency interest rate swap contracts for an equivalent of approximately 1 344m Brazilian real (1 344m Brazilian real in 2010) and 1 292m Brazilian real (1 292m Brazilian real in 2010), respectively.

The purpose of these derivatives is to effectively increase the level of Brazilian real denominated debt in order to achieve a better balance of the company’s net currency exposure.

These derivative instruments are designated in net investment hedge accounting relationship by year end 2011.

ECONOMIC HEDGE

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

31 December 2011	Before hedging		After hedging
Interest-bearing financial liabilities Million US dollar	Effective interest rate	Amount	Effective interest rate	Amount
Floating rate
Brazilian real	9.61%	1 361	10.05%	3 105
Euro	1.52%	1 471	2.85%	3 789
Russian ruble	—	—	6.27%	203
US dollar	0.71%	3 536	1.05%	2 752

		6 368		9 849

Fixed rate
Brazilian real	9.96%	1 014	8.23%	603
Canadian dollar	3.64%	586	4.24%	839
Chinese yuan	6.57%	27	6.57%	27
Euro	5.10%	6 231	4.93%	6 783
Guatemalan quetzal	6.76%	23	6.76%	23
Pound sterling	7.88%	2 120	9.75%	844
Swiss franc	4.51%	635	—	—
US dollar	5.18%	23 151	5.42%	21 187
Other	8.15%	9	8.15%	9

		33 796		30 315

31 December 2010	Before hedging		After hedging
Interest-bearing financial liabilities Million US dollar	Effective interest rate	Amount	Effective interest rate	Amount
Floating rate
Brazilian real	10.72%	2 527	10.37%	5 283
Canadian dollar	1.64%	181	2.11%	228
Euro	1.32%	3 105	2.98%	4 051
Russian ruble	5.00%	6	5.00%	6
US dollar	1.21%	6 768	0.54%	2 362

		12 587		11 930

Fixed rate
Argentinean peso	14.44%	46	14.44%	46
Brazilian real	11.85%	1 504	9.56%	610
Canadian dollar	4.18%	694	4.63%	1 361
Chinese yuan	5.21%	11	5.21%	11
Euro	6.47%	4 116	6.10%	4 686
Guatemalan quetzal	7.75%	17	7.75%	17
Pound sterling	7.88%	2 053	9.75%	845
Swiss franc	4.51%	636	—	—
Russian ruble	—	—	5.23%	79
US dollar	5.90%	23 223	5.75%	25 301
Other	6.24%	7	6.28%	8

		32 307		32 964

At 31 December 2011, the total carrying amount of the floating and fixed rate interest-bearing financial liabilities before hedging listed above includes bank overdrafts of 8m US dollar (2010: 14m US dollar).

As disclosed in the above table, 9 849m US dollar or 24.52% of the company’s interest bearing financial liabilities bear a variable interest rate. The company estimated that the reasonably possible change of the market interest rates applicable to its floating rate debt after hedging is as follows:

	2011
	Interest rate 31 December 2011[1]	Possible interest rate[2]	Volatility of rates in %
Brazilian real	10.53%	9.47% - 11.58%	10.02%
Euro	1.36%	1.21% - 1.50%	10.93%
Russian ruble	7.22%	5.85% - 8.59%	19.04%
US dollar	0.58%	0.52% - 0.64%	9.84%

	2010
	Interest rate 31 December 2010[1]	Possible interest rate[2]	Volatility of rates in %
Brazilian real	10.32%	9.09% - 11.54%	11.90%
Canadian dollar	1.30%	1.01% - 1.59%	22.67%
Euro	1.01%	0.92% - 1.09%	8.08%
US dollar	0.30%	0.24% - 0.37%	21.66%

When AB InBev applies the reasonably possible increase/decrease in the market interest rates mentioned above on its floating rate debt at 31 December 2011, with all other variables held constant, 2011 interest expense would have been 43m US dollar higher/lower (2010: 71m US dollar). This effect would be compensated by 47m US dollar higher/lower interest income on AB InBev’s interest-bearing financial assets (2010: 8m US dollar).

C.	COMMODITY PRICE RISK

The commodity markets have experienced and are expected to continue to experience price fluctuations. AB InBev therefore uses both fixed price purchasing contracts and commodity derivatives to minimize exposure to commodity price volatility. The company has important exposures to the following commodities: aluminum, barley, corn grits, corn syrup, corrugated board, fuel oil, glass, hops, labels, malt, natural gas, rice, steel and wheat. As of 31 December 2011, the company has the following commodity derivatives outstanding (in notional amounts): aluminum swaps for 1 925m US dollar (last year 1 101m US dollar), natural gas and energy derivatives for 274m US dollar (last year 132m US dollar), exchange traded sugar futures for 133m US dollar (last year 89m US dollar), corn swaps for 235m US dollar (last year 74m US dollar), exchange traded wheat futures for 122m US dollar (last year 128m US dollar) and rice swaps for 79m US dollar (last year 31m US dollar). These hedges are designated in a cash flow hedge accounting relationship.

COMMODITY PRICE SENSITIVITY ANALYSIS

The impact of changes in the commodity prices for AB InBev’s derivative exposures would have caused an immaterial impact on 2011 profits as most of the company’s commodity derivatives are designated in a hedge accounting relationship.

[1]	Applicable 3-month InterBank Offered Rates as of 31 December 2011 and as of 31 December 2010.
[2]

Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2011 and at December 2010. For the Brazilian real floating rate debt, the estimated market interest rate is composed of the InterBank Deposit Certificate (‘CDI’) and the Long-Term Interest Rate (‘TJLP’). With regard to other market interest rates, the company’s analysis is based on the 3-month InterBank Offered Rates applicable for the currencies concerned (e.g. EURIBOR 3M, LIBOR 3M).

The table below shows the estimated impact that changes in the price of the commodities, for which AB InBev held material derivative exposures at 31 December 2011, would have on the equity reserves.

	2011
	Volatility of prices in %[1]	Pre-tax impact on equity
Million US dollar		Prices increase	Prices decrease
Aluminum	22.40%	315	(315)
Sugar	41.41%	44	(44)
Wheat	38.11%	64	(64)
Energy	21.91%	49	(49)
Rice	28.76%	24	(24)
Corn	33.21%	72	(72)

D.	EQUITY PRICE RISK

During 2010 and 2011, AB InBev entered into a series of derivative contracts to hedge the risk arising from the different share-based payment programs. As of 31 December 2011, an exposure for an equivalent of 21m of AB InBev shares was hedged. The purpose of these derivatives is to effectively hedge the risk that a price increase in the AB InBev shares will negatively impact future cash flows related to the share-based payments. These derivative instruments could not qualify for hedge accounting therefore they have not been designated in any hedging relationships.

EQUITY PRICE SENSITIVITY ANALYSIS

The sensitivity analysis on the share-based payments hedging program, calculated based on a 22.30% reasonable possible volatility1 of the AB InBev share price and with all the other variables held constant, would show 287m US dollar positive/negative impact on the 2011 profit before tax.

E.	CREDIT RISK

Credit risk encompasses all forms of counterparty exposure, i.e. where counterparties may default on their obligations to AB InBev in relation to lending, hedging, settlement and other financial activities. The company has a credit policy in place and the exposure to counterparty credit risk is monitored.

AB InBev mitigates its exposure to counterparty credit risk through minimum counterparty credit guidelines, diversification of counterparties, working within agreed counterparty limits and through setting limits on the maturity of financial assets. The company has furthermore master netting agreements with most of the financial institutions that are counterparties to the derivative financial instruments. These agreements allow for the net settlement of assets and liabilities arising from different transactions with the same counterparty. Based on these factors, AB InBev considers the risk of counterparty default per 31 December 2011 to be limited.

AB InBev has established minimum counterparty credit ratings and enters into transactions only with financial institutions of investment grade. The company monitors counterparty credit exposures closely and reviews any downgrade in credit rating immediately. To mitigate pre-settlement risk, minimum counterparty credit standards become more stringent as the duration of the derivative financial instruments increases. To minimize the concentration of counterparty credit risk, the company enters into derivative transactions with different financial institutions.

EXPOSURE TO CREDIT RISK

The carrying amount of financial assets represents the maximum credit exposure of the Group. The carrying amount is presented net of the impairment losses recognized. The maximum exposure to credit risk at the reporting date was:

	2011			2010
Million US dollar	Gross	Impairment	Net carrying amount	Gross	Impairment	Net carrying amount
Held for trading	—	—	—	641	—	641
Available for sale	378	(55)	323	297	(55)	242
Held to maturity	24	—	24	2	—	2
Trade receivables	2 687	(230)	2 457	2 839	(234)	2 605
Cash deposits for guarantees	298	—	298	332	—	332
Loans to customers	161	(109)	52	215	(118)	97
Other receivables	1 491	(122)	1 369	1 785	(125)	1 660
Derivatives	1 272	—	1 272	1 644	—	1 644
Cash and cash equivalents	5 324	(4)	5 320	4 511	—	4 511

	11 635	(520)	11 115	12 266	(532)	11 734

There was no significant concentration of credit risks with any single counterparty per 31 December 2011.

[1]	Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2011.

IMPAIRMENT LOSSES

The allowance for impairment recognized during the period per classes of financial assets was as follows:

	2011
Million US dollar	Available for sale	Trade receivables	Loans to customers	Other receivables	Cash and cash equivalents	Total
Balance at 1 January	(55)	(234)	(118)	(125)	—	(532)
Impairment losses	(9)	(25)	(1)	(14)	(5)	(54)
Derecognition	7	14	7	7	—	35
Currency translation and other	2	15	3	10	1	31

Balance at 31 December	(55)	(230)	(109)	(122)	(4)	(520)

	2010
Million US dollar	Available for sale	Trade receivables	Loans to customers	Other receivables	Cash and cash equivalents	Total
Balance at 1 January	(34)	(214)	(102)	(117)	—	(467)
Impairment losses	(30)	(49)	(7)	—	—	(86)
Derecognition	1	27	9	—	—	37
Currency translation	8	2	(18)	(8)	—	(16)

Balance at 31 December	(55)	(234)	(118)	(125)	—	(532)

	2009
Million US dollar	Available for sale	Trade receivables	Loans to customers	Other receivables	Cash and cash equivalents	Total
Balance at 1 January	(22)	(264)	(72)	(84)	—	(442)
Impairment losses	(6)	(20)	(38)	(28)	—	(92)
Derecognition	6	44	10	3	—	63
Currency translation	(12)	26	(2)	(8)	—	4

Balance at 31 December	(34)	(214)	(102)	(117)	—	(467)

F.	LIQUIDITY RISK

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

The following are the nominal contractual maturities of non-derivative financial liabilities including interest payments and derivative financial assets and liabilities:

	2011
Million US dollar	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loans	(155)	(169)	(65)	(33)	(29)	(36)	(6)
Commercial papers	(2 287)	(2 291)	(2 291)	—	—	—	—
Unsecured bank loans	(4 602)	(5 073)	(715)	(418)	(266)	(3 672)	(2)
Unsecured bond issues	(32 902)	(51 881)	(4 464)	(4 515)	(6 857)	(7 321)	(28 724)
Secured other loans	(6)	(6)	(1)	(5)	—	—	—
Unsecured other loans	(80)	(125)	(5)	(17)	(16)	(16)	(71)
Finance lease liabilities	(125)	(259)	(17)	(11)	(11)	(24)	(196)
Bank overdraft	(8)	(8)	(8)	—	—	—	—
Trade & other payables	(12 925)	(13 080)	(11 910)	(131)	(162)	(261)	(616)

	(53 090)	(72 892)	(19 476)	(5 130)	(7 341)	(11 330)	(29 615)
Derivative financial assets/(liabilities)
Interest rate derivatives	(710)	(712)	(541)	(145)	(34)	—	8
Foreign exchange derivatives	3	(7)	(7)	—	—	—	—
Cross currency interest rate swaps	189	221	(27)	(33)	162	60	59
Commodity derivatives	(324)	(324)	(250)	(74)	—	—	—
Equity derivatives	178	180	49	131	—	—	—

	(664)	(642)	(776)	(121)	128	60	67

Of which: directly related to cash flow hedges	(243)	(253)	(173)	(80)	—	—	—

	2010
Million US dollar	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Non-derivative financial liabilities[1]
Secured bank loans	(137)	(169)	(40)	(66)	(36)	(19)	(8)
Commercial papers	(1 002)	(1 078)	(1 078)	—	—	—	—
Unsecured bank loans	(10 037)	(10 635)	(1 041)	(4 206)	(4 744)	(634)	(10)
Unsecured bond issues	(33 339)	(54 605)	(2 927)	(5 967)	(5 125)	(10 956)	(29 630)
Secured other loans	(6)	(7)	(1)	(1)	(5)	—	—
Unsecured other loans	(244)	(288)	(180)	(16)	(15)	(25)	(52)
Finance lease liabilities	(115)	(199)	(48)	(12)	(7)	(14)	(118)
Bank overdraft	(14)	(14)	(14)	—	—	—	—
Trade & other payables	(11 416)	(11 418)	(10 341)	(768)	(84)	(140)	(85)

	(56 310)	(78 413)	(15 670)	(11 036)	(10 016)	(11 788)	(29 903)
Derivative financial assets/(liabilities)
Interest rate derivatives	(1 658)	(1 661)	(984)	(546)	(108)	(42)	19
Foreign exchange derivatives	260	242	133	109	—	—	—
Cross currency interest rate swaps	(212)	(293)	(139)	(161)	(150)	140	17
Commodity derivatives	234	236	221	15	—	—	—
Equity derivatives	74	76	46	30	—	—	—

	(1 302)	(1 400)	(723)	(553)	(258)	98	36

Of which: directly related to cash flow hedges	120	111	193	(12)	(37)	(33)	—

G.	CAPITAL MANAGEMENT

AB InBev is continuously optimizing its capital structure targeting to maximize shareholder value while keeping the desired financial flexibility to execute the strategic projects. AB InBev’s capital structure policy and framework aims to optimize shareholder value through cash flow distribution to the company from its subsidiaries, while maintaining an investment-grade rating and minimizing investments with returns below AB InBev’s weighted average cost of capital. Besides the statutory minimum equity funding requirements that apply to the company’s subsidiaries in the different countries, AB InBev is not subject to any externally imposed capital requirements. When analyzing AB InBev’s capital structure the company uses the same debt/equity classifications as applied in the company’s IFRS reporting.

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

The following table summarizes for each type of derivative the fair values recognized as assets or liabilities in the balance sheet:

	Assets		Liabilities		Net
Million US dollar	2011	2010	2011	2010	2011	2010
Foreign currency
Forward exchange contracts	210	345	(208)	(76)	2	269
Foreign currency futures	32	5	(31)	(14)	1	(9)

Interest rate
Interest rate swaps	335	585	(1 045)	(2 242)	(710)	(1 657)
Cross currency interest rate swaps	407	370	(218)	(582)	189	(212)
Interest rate futures	—	—	—	(1)	—	(1)

Commodities
Aluminum swaps	57	126	(341)	(7)	(284)	119
Sugar futures	11	78	(18)	—	(7)	78
Wheat futures	28	17	(38)	(7)	(10)	10
Other commodity derivatives	14	40	(37)	(13)	(23)	27

Equity
Equity derivatives	178	78	—	(4)	178	74

	1 272	1 644	(1 936)	(2 946)	(664)	(1 302)

During the twelve-month period ended 31 December 2011, the net mark-to-market balance for interest rate swaps decreased by 947m US dollar, mainly driven by payment of interests and the unwind effect of hedging instruments not part of a hedge relationship.

As of 31 December 2011, the net mark-to-market liability of 710m US dollar for interest rate swaps mostly includes the un-paid portion of the hedges that were unwound as a result of the repayment and the refinancing of the 2008 and 2010 senior facilities and that have been recorded as exceptional costs in the income statement in 2009, 2010 and 2011 (see Note 23 Interest-bearing loans and borrowings).

[1]	Reclassified to conform to the 2011 presentation.

The following table summarizes the carrying amounts of the fixed rate interest-bearing financial liabilities and their fair value. Floating rate interest-bearing financial liabilities and all trade and other receivables and payables, including derivatives financial instruments, have been excluded from the analysis as their carrying amounts are a reasonable approximation of their fair values:

Interest-bearing financial liabilities Million US dollar	2011 Carrying amount	2011 Fair value	2010 Carrying amount	2010 Fair value
Fixed rate
Argentinean peso	(2)	(2)	(46)	(46)
Brazilian real	(1 014)	(963)	(1 504)	(1 568)
Canadian dollar	(586)	(614)	(694)	(699)
Chinese yuan	(27)	(27)	(11)	(11)
Euro	(6 231)	(6 805)	(4 116)	(4 650)
Guatemalan quetzal	(23)	(23)	(17)	(17)
Peruvian nuevo sol	(7)	(7)	(5)	(5)
Pound sterling	(2 120)	(2 690)	(2 053)	(2 538)
Swiss franc	(635)	(691)	(636)	(695)
US dollar	(23 151)	(28 784)	(23 223)	(27 185)
Other	—	—	(2)	(3)

	(33 796)	(40 606)	(32 307)	(37 417)

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

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Fair value hierarchy 2011 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3
Financial Assets
Available for sale	—	103	—
Derivatives at fair value through profit and loss	42	726	—
Derivatives in a cash flow hedge relationship	11	239	—
Derivatives in a fair value hedge relationship	—	176	—
Derivatives in a net investment hedge relationship	9	69	—

	62	1 313	—
Financial Liabilities
Non–derivatives recognized at fair value	5	52	—
Derivatives at fair value through profit and loss	26	1 332	—
Derivatives in a cash flow hedge relationship	50	443	—
Derivatives in a fair value hedge relationship	—	7	—
Derivatives in a net investment hedge relationship	4	74	—

	85	1 908	—

Fair value hierarchy 2010 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3
Financial Assets
Held for trading (non-derivatives)	641	—	—
Available for sale	6	—	—
Derivatives at fair value through profit and loss	—	735	—
Derivatives in a cash flow hedge relationship	96	635	—
Derivatives in a fair value hedge relationship	—	152	—
Derivatives in a net investment hedge relationship	5	21	—

	748	1 543	—
Financial Liabilities
Non–derivatives recognized at fair value	5	247	—
Derivatives at fair value through profit and loss	—	1 781	—
Derivatives in a cash flow hedge relationship	14	597	—
Derivatives in a fair value hedge relationship	29	326	—
Derivatives in a net investment hedge relationship	—	200	—

	48	3 151	—

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

NON-DERIVATIVE FINANCIAL LIABILITIES

The fair value of non-derivative financial liabilities is calculated based on commonly-used valuation techniques (i.e. net present value of future principal and interest cash flows discounted at market rate). These are based on market inputs from reliable financial information providers.

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

29.	OPERATING LEASES

Non-cancelable operating leases are payable and receivable as follows:

	2011
	Pub leases		Other operational leases			Net lease obligations
Million US dollar	Lessee	Sublease	Lessee	Sublease	Lessor
Less than one year	(114)	89	(119)	34	5	(105)
Between one and two years	(110)	85	(95)	25	3	(92)
Between two and three years	(106)	81	(75)	20	2	(78)
Between three and five years	(199)	150	(97)	26	2	(118)
More than five years	(836)	198	(203)	10	3	(828)

	(1 365)	603	(589)	115	15	(1 221)

	2010
	Pub leases		Other operational leases			Net lease obligations
Million US dollar	Lessee	Sublease	Lessee	Sublease	Lessor
Less than one year	(117)	95	(113)	36	6	(93)
Between one and two years	(113)	90	(97)	26	5	(89)
Between two and three years	(109)	85	(82)	21	4	(81)
Between three and five years	(203)	159	(118)	28	4	(130)
More than five years	(875)	211	(116)	13	4	(763)

	(1 417)	640	(526)	124	23	(1 156)
Following the sale of Dutch and Belgian pub real estate to Cofinimmo in October 2007, AB InBev entered into lease agreements of 27 years. These operating leases maturing in November 2034 represent an undiscounted obligation of 1 365m US dollar. The pubs leased from Cofinimmo are subleased for an average outstanding period of 6 to 8 years and represent an undiscounted right to receive 603m US dollar. These leases are subject to renewal after their expiration date. The impact of such renewal is not reported in the table above.

Furthermore, the company leases a number of warehouses, factory facilities and other commercial buildings under operating leases. The leases typically run for an initial period of five to ten years, with an option to renew the lease after that date. This represents an undiscounted obligation of 589m US dollar. Lease payments are increased annually to reflect market rentals. None of the leases include contingent rentals. Also in this category AB InBev has sublet some of the leased properties, representing an undiscounted right of 115m US dollar.

At 31 December 2011, 269m US dollar was recognized as an expense in the income statement in respect of operating leases as lessee (2010: 238m US dollar, 2009: 269m US dollar), while 154m US dollar was recognized as income in the income statement in respect of subleases (2010: 149m US dollar, 2009: 153m US dollar).

The company also leases out part of its own property under operating leases. At 31 December 2011, 8m US dollar was recognized as income in the income statement in respect of operating leases as lessor (2010: 9m US dollar, 2009: 13m US dollar).

30.	COLLATERAL AND CONTRACTUAL COMMITMENTS FOR THE ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT, LOANS TO CUSTOMERS AND OTHER

Million US dollar	2011	2010	2009
Collateral given for own liabilities	540	535	400
Collateral and financial guarantees received for own receivables and loans to customers	34	45	115
Contractual commitments to purchase property, plant and equipment	689	983	90
Contractual commitments to acquire loans to customers	40	71	173
Other commitments	782	746	533

The collateral given for own liabilities of 540m US dollar at 31 December 2011 contains 296m US dollar cash guarantees. Such cash deposits are a customary feature associated with litigations in Brazil: in accordance with Brazilian laws and regulations a company may or must (depending on the circumstances) place a deposit with a bank designated by the court or provide other security such as collateral on property, plant and equipment. With regard to judicial cases, AB InBev has made the appropriate provisions in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets – see also Note 26 Provisions. In the company’s balance sheet the cash guarantees are presented as part of other receivables – see Note 20 Trade and other receivables. The remaining part of collateral given for own liabilities (244m US dollar) contains collateral on AB InBev’s property in favor of the excise tax authorities, the amount of which is determined by the level of the monthly excise taxes due, inventory levels and transportation risk, and collateral on its property, plant and equipment with regard to outstanding loans. To the extent that AB InBev would not respect its obligations under the related outstanding contracts or would loose the pending judicial cases, the collateralized assets would be used to settle AB InBev’s obligations.

To keep AB InBev’s credit risk with regard to receivables and loans to customers as low as possible collateral and other credit enhancements were obtained for a total amount of 34m US dollar at 31 December 2011. Collateral is held on both real estate and debt securities while financial guarantees are obtained from banks and other third parties.

AB InBev has entered into commitments to purchase property, plant and equipment for an amount of 689m US dollar at 31 December 2011.

In a limited number of countries AB InBev has committed itself to acquire loans to customers from banks at their notional amount if the customers do not respect their reimbursement commitments towards the banks. The total outstanding amount of such loans is 40m US dollar at 31 December 2011.

Other commitments amount to 782m US dollar at 31 December 2011 and mainly cover guarantees given to pension funds, rental and other guarantees.

31.	CONTINGENCIES[1]

The company has contingencies for which, in the opinion of management and its legal counsel, the risk of loss is possible but not probable and therefore no provisions have been recorded. The most significant contingencies are discussed below.

TAX MATTERS

As of 31 December 2011, AB InBev’s material tax proceedings mainly related to Ambev and its subsidiaries with a total estimated possible risk of loss of 9.5 billion Brazilian real (5.1 billion US dollar). As of 31 December 2010, the total estimated possible risk of loss amounted to 6.1 billion Brazilian real (3.6 billion US dollar).

Approximately 7.0 billion Brazilian real (3.7 billion US dollar) of the aforementioned total estimated possible risk related to income tax and social contributions and approximately 2.2 billion Brazilian real (1.2 billion US dollar) related to value added and excise taxes, of which the most significant are discussed below. As of 31 December 2010, the amounts related to income tax and social contributions and to value added and excise taxes were 3.8 billion Brazilian real (2.3 billion US dollar) and 2.3 billion Brazilian real (1.2 billion US dollar), respectively.

Certain subsidiaries of Ambev have received tax assessments related to corporate Brazilian taxation of income generated outside Brazil. In 2005 and 2008, Ambev was officially notified of administrative Lower Court decisions, recognizing that a substantial portion of the amount of these tax assessments was incorrect. These decisions, of which some were appealed, reduced the amount of the tax assessments to 3.1 billion Brazilian real (1.7 billion US dollar) including interest and penalties. In September 2011, the Upper House of CARF judged definitely another notice of violation with decision favorable to Ambev. After this decision, Ambev estimates the total exposure of possible losses in relation to these assessments to be approximately 2.5 billion Brazilian real (1.3 billion US dollar). Based on the opinion of legal counsel, Ambev made no provision for this purpose. Ambev disputes the validity of these tax assessments and intends to vigorously defend its case.

In December 2011, Ambev received a tax assessment related to the goodwill amortization resulting from Inbev Holding Brasil S.A. merger. Ambev presented the defense in January 2012 and awaits the first administrative level decision (‘Delegacia Regional de Julgamento da Secretaria da Receita Federal do Brasil de São Paulo’). Ambev, based on the opinion of legal counsel, estimates the amount of possible losses in relation to this assessment to be approximately 3.5 billion Brazilian real (1.9 billion US dollar) as of December 31 2011. Ambev made no provision for this purpose. In the event Ambev would be required to pay these amounts, Anheuser-Busch InBev SA/NV will reimburse Ambev the amount proportional to the benefit received by Anheuser-Busch InBev SA/NV pursuant to the merger protocol, as well as the respective costs.

Ambev and certain of its subsidiaries received a number of assessments from Brazilian federal tax authorities relating to the consumption of income tax losses in relation to company mergers. Ambev estimates the total exposures of possible losses in relation to these assessments to be approximately of 516m Brazilian real (275m US dollar), as of 31 December 2011.

WARRANTS

Certain holders of warrants issued by Ambev in 1996 for exercise in 2003 proposed lawsuits to subscribe correspondent shares for an amount lower than Ambev considers as established upon the warrant issuance. In case Ambev loses the totality of these lawsuits, the issuance of 27 684 596 preferred shares and 6 881 719 common shares would be necessary. Ambev would receive in consideration funds that are materially lower than the current market value. This could result in a dilution of about 1% to all Ambev shareholders. Furthermore, the holders of these warrants are claiming that they should receive the dividends relative to these shares since 2003, approximately 272m Brazilian real (146m US dollar) in addition to legal fees. Ambev disputes these claims and intends to continue to vigorously defend its case.

[1]	Amounts have been converted to US dollar at the closing rate of the respective period.

ANTITRUST MATTERS

On 22 July 2009, CADE, the Brazilian antitrust authority issued its ruling in Administrative Proceeding No. 08012.003805/2004-1. This proceeding was initiated in 2004 as a result of a complaint filed by Schincariol (a South American brewery and beverage maker based in Brazil) and had, as its main purpose, the investigation of Ambev’s conduct in the market, in particular its customer loyalty program known as “Tô Contigo” and which is similar to airline frequent flyer and other mileage programs. During its investigation, the Secretariat of Economic Law of the Ministry of Justice (“SDE”) concluded that the program should be considered anticompetitive unless certain adjustments were made. These adjustments had already been substantially incorporated into the current version of the Program. The SDE opinion did not threaten any fines and recommended that the other accusations be dismissed. After the SDE opinion was issued, the proceeding was sent to CADE, which issued a ruling that, among other things, imposed a fine in the amount of 353m Brazilian real (188m US dollar). Ambev believes that CADE’s decision was without merit and thus has challenged it before the federal courts, which have ordered the suspension of the fine and other parts of the decision upon its posting of a guarantee. Ambev has already rendered a court bond (carta de fiança) for this purpose. According to its advisors’ analysis, a loss is possible (but not probable), and therefore the company has not established a provision in its financial statements. This possible loss is expected to be limited to the aforementioned fine of 353m Brazilian real (188m US dollar) and additional legal fees in connection with this matter. Ambev is also involved in other administrative proceedings before CADE and SDE, relating to the investigation of certain conduct, none of which the company believes contravenes applicable competition rules and regulations.

In August 2011, the German Federal Cartel Office (Bundeskartellamt) launched an investigation against several breweries and retailers in Germany in connection with an allegation of anticompetitive vertical price maintenance by breweries vis-à-vis their trading partners in Germany. Depending on the outcome of the investigation, the company may face fines. The company is taking the appropriate steps in the pending proceedings but has not recorded any provisions for any potential fines at this point in time, as it does not know whether it will eventually face any such fines and, in any event, cannot at this stage reliably estimate the appropriate amount. In addition, the company cannot at this stage estimate the likely timing of the resolution of this matter.

2009 DISPOSITIONS PENSION LITIGATION

On 1 December 2009, AB InBev and several of its related companies were sued in Federal Court in the Eastern District of Missouri in a lawsuit styled Richard F. Angevine v. AB InBev, et al. The plaintiff sought to represent a class of certain employees of Busch Entertainment Corporation, which was divested on 1 December 2009, and the four Metal Container Corporation plants which were divested on 1 October 2009. He also sought to represent certain employees of any other Anheuser-Busch Companies, Inc. (ABC) subsidiary that had been divested or may be divested during the 18 November 2008 and 17 November 2011 period. The lawsuit contained claims that the class was entitled to enhanced retirement benefits under sections 4.3 and 19.11(f) of the Anheuser-Busch Companies’ Salaried Employees’ Pension Plan (the “Plan”). Specifically, plaintiff alleged that the divestitures resulted in his “involuntarily termination” from “ABC and its operating division and subsidiaries” within three years of the 18 November 2008 ABC/InBev merger, which allegedly triggered the enhanced benefits under the Plan. The lawsuit claimed that by failing to provide the class members with these enhanced benefits, AB InBev, et al. breached their fiduciary duties under ERISA. The complaint sought punitive damages and attorneys’ fees. On 16 July 2010, the Court ruled that the claims for breach of fiduciary duty and punitive damages were not proper. The Court also found that Angevine did not exhaust his administrative remedies, which he must first do before filing a lawsuit. Angevine filed an appeal of this ruling with the Eighth Circuit Court of Appeals. On 22 July 2011, the Court of Appeals affirmed the decision of the lower court. No further appeals were filed.

On 15 September 2010, AB InBev and several of its related companies were sued in Federal Court for the Southern District of Ohio in a lawsuit entitled Rusby Adams et al. v. AB InBev et al. This lawsuit was filed by four employees of Metal Container Corporation’s facilities in Columbus, Ohio, Gainesville, Florida, and Ft. Atkinson, Wisconsin that were divested on 1 October 2009. Similar to the Angevine lawsuit, these plaintiffs seek to represent a class of participants of the Anheuser-Busch Companies’ Inc. Salaried Employees’ Pension Plan (the “Plan”) who had been employed by Anheuser-Busch Companies, Inc. subsidiaries that had been or may be divested during the period of 18 November 2008 and 17 November 2011. The plaintiffs also allege claims similar to the Angevine lawsuit: (1) that they are entitled to benefits under section 19.11(f) of the Plan; (2) that the denial of benefits was a breach of fiduciary duty. AB InBev believed that it has defenses to these claims, and filed a Motion to Dismiss. On April 25, 2011, the Court dismissed the breach of fiduciary duty claims, and the only remaining claim is for benefits under section 19.11(f). The Company intends to vigorously defend against the lawsuit.

32.	RELATED PARTIES

TRANSACTIONS WITH DIRECTORS AND EXECUTIVE BOARD MANAGEMENT MEMBERS (KEY MANAGEMENT PERSONNEL)

In addition to short-term employee benefits (primarily salaries) AB InBev’s executive board management members are entitled to post-employment benefits. More particular, members of the executive board management participate in the pension plan of their respective country – see also Note 24 Employee Benefits. Finally, key management personnel are eligible for the company’s share option, restricted stock and/or share swap program (refer Note 25 Share-based Payments). Total directors and executive board management compensation included in the income statement can be detailed as follows:

	2011		2010		2009
Million US dollar	Directors	Executive board management	Directors	Executive board management	Directors	Executive board management
Short-term employee benefits	3	21	4	35	4	54
Post-employment benefits	—	3	—	2	—	2
Share-based payments	4	51	5	43	4	51
Exceptional IFRS 2 adjustment	—	—	—	—	—	45

	7	75	9	80	8	152

Directors’ compensation consists mainly of directors’ fees. Key management personnel was not engaged in any transactions with AB InBev and did not have any significant outstanding balances with the company, with the exception of a consultancy agreement entered into between AB InBev and Mr. Busch IV in connection with the merger and which will continue until 31 December 2013. Under the terms of the consultancy agreement Mr. Busch IV received a lump sum cash payment of 10.3m US dollar in 2008. During the consultancy period Mr. Busch IV will be paid a fee of approximately 120 000 US dollar per month and Mr. Busch IV will be provided with an appropriate office in St Louis, Missouri, administrative support and certain employee benefits that are materially similar to those provided to full-time salaried employees of Anheuser-Busch. The mandate of Mr. Busch IV as a director of AB InBev expired in April 2011.

The decrease in key management remuneration mainly results from higher accruals for variable compensations in 2009 compared to 2010 and 2011. The exceptional IFRS 2 adjustment recognized in 2009 for a total of 45m US dollar relates to accelerated share-based payment expenses in accordance with IFRS 2, following the change in vesting conditions on certain share-based payment plans.

JOINTLY CONTROLLED ENTITIES

AB InBev reports its interest in jointly controlled entities using the line-by-line reporting format for proportionate consolidation. Significant interests in joint ventures include two distribution entities in Canada, two entities in Brazil, two in China and one in UK. None of these joint ventures are material to the company. Aggregate amounts of AB InBev’s interest are as follows:

Million US dollar	2011	2010	2009
Non-current assets	129	113	76
Current assets	72	69	42
Non-current liabilities	162	99	131
Current liabilities	124	217	84
Result from operations	17	11	—
Profit attributable to equity holders of AB InBev	4	1	—

TRANSACTIONS WITH ASSOCIATES

AB InBev’s transactions with associates were as follows:

Million US dollar	2011	2010	2009
Gross profit	259	36	45
Current assets	6	8	9
Current liabilities	9	11	22

TRANSACTIONS WITH PENSION PLANS

AB InBev’s transactions with pension plans mainly comprise 9m US dollar other income from pension plans in US and 6m US dollar other income from pension plans in Brazil.

TRANSACTIONS WITH GOVERNMENT-RELATED ENTITIES

AB InBev has no material transactions with government-related entities.

33.	SUPPLEMENTAL GUARANTOR FINANCIAL INFORMATION

The following guarantor financial information is presented to comply with U.S. SEC disclosure requirements of Rule 3-10 of Regulation S-X.

The issuances or exchanges of securities described below are related to securities fully and unconditionally guaranteed by AB InBev SA/NV (the “Parent Guarantor SEC registered”) and also jointly and severally guaranteed by Anheuser-Busch Companies, LLC, BrandBrew S.A. and Cobrew NV/SA (the “Subsidiary Guarantors”):

•

On 13 October 2009, Anheuser-Busch InBev Worldwide Inc. issued (i) 1.5 billion US dollar principal amount of 3.0% unsecured notes due 2012, (ii) 1.25 billion US dollar principal amount of 4.125% unsecured notes due 2015, (iii) 2.25 billion US dollar principal amount of 5.375% unsecured notes due 2020 and (iv) 0.5 billion US dollar principal amount of 6.375% unsecured notes due 2040 (collectively the “October Notes”). The October Notes were exchanged for publicly registered notes on 8 February 2010.

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

•	On 10 November 2010, Anheuser-Busch InBev Worldwide Inc. issued 0.75 billion Brazilian real principal amount of 9.75% notes due 2015.

•

On 24 January 2011, AB InBev Worldwide Inc. issued a series of notes in an aggregate principal amount of 1.65 billion, consisting of 0.65 billion US dollar aggregate principal amount of floating rate notes due 2014, 0.5 billion US dollar aggregate principal amount of fixed rate notes due 2016 and 0.5 billion US dollar aggregate principal amount of fixed rate notes due 2021. The notes bear interest at an annual rate of 55 basis points above three-month LIBOR for the floating rate notes, 2.875% for the 2016 notes, and 4.375% for the 2021 notes. The notes will mature on 27 January 2014 in the case of the floating rate notes, 15 February 2016 in the case of the 2016 notes and 15 February 2021 in the case of the 2021 notes. The issuance closed on 27 January 2011.

•

On 11 February 2011, Anheuser-Busch InBev Worldwide Inc. announced that it had filed a Registration Statement on Form F-4 with the United States Securities and Exchange Commission (“SEC”) seeking to undertake an exchange offer of (i) 1.25 billion US dollar principal amount of 7.2% notes due 2014, (ii) 2.5 billion US dollar principal amount of 7.75% notes due 2019, (iii) 1.25 billion US dollar principal amount of 8.2% notes due 2039 (collectively the “January Notes”) and (iv) 1.55 billion US dollar principal amount of 5.375% notes due 2014, (v) 1.0 billion US dollar principal amount of 6.875% notes due 2019, and (vi) 0.45 billion US dollar principal amount of 8.0% notes due 2039 (collectively the “May Notes”) . Anheuser-Busch InBev Worldwide would offer to exchange unregistered notes which have been privately issued under Rule 144A for freely tradable notes registered under the Securities Act of 1933 with otherwise substantially the same terms and conditions. The exchange offer closed on 14 March 2011.

•

On 19 May 2011, Anheuser-Busch InBev Worldwide Inc. announced that it has provided the holders of the 7.20% notes due 2014 (“Notes”) notice of its intention to redeem the outstanding 1.25 billion US dollar principal amount of the Notes, effective 20 June 2011. The Notes were originally issued on 12 January 2009 under the Base Indenture dated 12 January 2009 and the First Supplemental Indenture of the same date between Anheuser-Busch InBev Worldwide Inc and The Bank of New York Mellon, as trustee. Such notes were exempt from registration under the Securities Act of 1933, as amended (“Securities Act”) and were voluntarily exchanged by Anheuser-Busch InBev Worldwide Inc. for freely tradable notes registered under the Securities Act with otherwise substantially identical terms and conditions in a tender offer that closed on 14 March 2011. The redemption closed on 20 June 2011.

•

On 14 July 2011, Anheuser-Busch InBev Worldwide Inc. issued 1.05 billion US dollar aggregate principal amount of bonds, consisting of 300 million US dollar aggregate principal amount of floating rate notes due 2014 and 750 million US dollar aggregate principal amount of fixed rate notes due 2014. The notes will bear interest at an annual rate of 36 basis points above three-month LIBOR for the floating rate notes and 1.50% for the fixed rate notes.

The following condensed consolidating financial information presents the Condensed Consolidating Statement of Financial Position as of 31 December 2011 and 2010, the Condensed Consolidating Income Statements and Condensed Consolidating Statements of Cash Flows for the years ended 31 December 2011, 2010 and 2009 of (a) AB InBev SA/NV (the “Parent Guarantor”), (b) Anheuser-Busch Worldwide Inc. (the Issuer), (c) the Subsidiary Guarantors, (d) the non-guarantor subsidiaries, (e) elimination entries necessary to consolidate the Parent with the issuer, the guarantor subsidiaries and the non-guarantor subsidiaries; and (e) the Company on a consolidated basis. Investments in consolidated subsidiaries are presented under the equity method of accounting. Separate financial statements and other disclosures with respect to the guarantor subsidiaries have not been provided as management believes the following information is sufficient, as the guarantor subsidiaries are 100% owned by the Parent and all guarantees are full and unconditional. Except as disclosed in Note 22 “Changes in Equity and Earnings per Share,” there are no restrictions on the company’s ability to obtain funds from any of its direct or indirect wholly-owned subsidiaries through dividends, loans or advances.

CONDENSED CONSOLIDATING INCOME STATEMENT

For the year ended 31 December 2011 Million US dollar	AB InBev NV/SA	AB InBev Worldwide Inc	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total
Revenue	—	—	13 412	26 688	(1 054)	39 046
Cost of sales	(2)	—	(6 510)	(11 177)	1 055	(16 634)

Gross profit	(2)	—	6 902	15 511	1	22 412

Distribution expenses	3	—	(427)	(2 889)	—	(3 313)
Sales and marketing expenses	(88)	—	(1 427)	(3 628)	—	(5 143)
Administrative expenses	(265)	—	(330)	(1 448)	—	(2 043)
Other operating income/(expenses)	671	(261)	(275)	282	(1)	416

Profit from operations	319	(261)	4 443	7 828	—	12 329

Net finance cost	(753)	(2 313)	484	(555)	—	(3 137)

Share of result of associates	—	—	7	616	—	623
Profit before tax	(434)	(2 574)	4 934	7 889	—	9 815

Income tax expense	(6)	1 116	(1 504)	(1 462)	—	(1 856)
Profit	(440)	(1 458)	3 430	6 427	—	7 959

Income from subsidiaries	6 295	3 172	992	2 695	(13 154)	—
Profit	5 855	1 714	4 422	9 122	(13 154)	7 959

Attributable to:
Equity holders of AB InBev	5 855	1 714	4 422	7 018	(13 154)	5 855
Non-controlling interest	—	—	—	2 104	—	2 104

For the year ended 31 December 2010 Million US dollar	AB InBev NV/SA	AB InBev Worldwide Inc	Subsidiary Guarantors	Non-Guarantors	Eliminations	Total
Revenue	—	—	13 417	23 931	(1 051)	36 297
Cost of sales	—	—	(6 717)	(10 479)	1 045	(16 151)

Gross profit	—	—	6 700	13 452	(6)	20 146

Distribution expenses	—	—	(409)	(2 504)	—	(2 913)
Sales and marketing expenses	(34)	—	(1 376)	(3 302)	—	(4 712)
Administrative expenses	(270)	—	(373)	(1 317)	—	(1 960)
Other operating income/(expenses)	839	(358)	(380)	229	6	336

Profit from operations	535	(358)	4 162	6 558	—	10 897

Net finance cost	107	(1 955)	(796)	(1 092)	—	(3 736)

Share of result of associates	—	—	6	515	—	521
Profit before tax	642	(2 313)	3 372	5 981	—	7 682

Income tax expense	(116)	887	(1 501)	(1 190)	—	(1 920)
Profit	526	(1 426)	1 871	4 791	—	5 762

Income from subsidiaries	3 500	2 888	867	1 150	(8 405)	—
Profit	4 026	1 462	2 738	5 941	(8 405)	5 762

Attributable to:
Equity holders of AB InBev	4 026	1 462	2 738	4 205	(8 405)	4 026
Non-controlling interest	—	—	—	1 736	—	1 736
For the year ended 31 December 2009 Million US dollar	AB InBev NV/SA	AB InBev Worldwide Inc	Subsidiary Guarantors	Non-Guarantors	Eliminations	Total
Revenue	—	—	14 791	23 035	(1 068)	36 758
Cost of sales	(2)	—	(7 795)	(10 469)	1 068	(17 198)

Gross profit	(2)	—	6 996	12 566	—	19 560

Distribution expenses	—	—	(441)	(2 230)	—	(2 671)
Sales and marketing expenses	(73)	—	(1 638)	(3 281)	—	(4 992)
Administrative expenses	886	(851)	(732)	(1 613)	—	(2 310)
Other operating income/(expenses)	(293)	—	319	1 956	—	1 982

Profit from operations	518	(851)	4 504	7 398	—	11 569

Net finance cost	(2 768)	(1 180)	(999)	528	—	(4 419)

Share of result of associates	—	—	8	505	—	513
Profit before tax	(2 250)	(2 031)	3 513	8 431	—	7 663

Income tax expense	(2)	757	(1 481)	(1 060)	—	(1 786)
Profit	(2 252)	(1 274)	2 032	7 371	—	5 877

Income from subsidiaries	6 865	3 034	744	1 346	(11 989)	—
Profit	4 613	1 760	2 776	8 717	(11 989)	5 877

Attributable to:
Equity holders of AB InBev	4 613	1 760	2 776	7 453	(11 989)	4 613
Non-controlling interest	—	—	—	1 264	—	1 264

CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL POSITION

As at 31 December 2011 Million US dollar	AB InBev NV/SA	AB InBev Worldwide Inc	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total
ASSETS
Non-current assets
Property, plant and equipment	30	—	5 852	10 140	—	16 022
Goodwill	—	—	32 654	18 648	—	51 302
Intangible assets	388	—	21 590	1 840	—	23 818
Investments in subsidiaries	51 842	50 868	5 150	6 826	(114 686)	—
Investments in associates	—	—	51	6 645	—	6 696
Other non-current assets	107	317	32 755	5 256	(36 169)	2 266
	52 367	51 185	98 052	49 355	(150 855)	100 104

Current assets
Inventories	—	—	601	1 865	—	2 466
Trade and other receivables	2 241	—	5 084	6 271	(9 475)	4 121
Cash and cash equivalents	5	744	4 769	5 266	(5 464)	5 320
Other current assets	—	972	—	284	(840)	416
	2 246	1 716	10 454	13 686	(15 779)	12 323

Total assets	54 613	52 901	108 506	63 041	(166 634)	112 427

EQUITY AND LIABILITIES

Equity
Equity attributable to equity holders of AB InBev	37 492	13 782	74 279	26 627	(114 688)	37 492
Minority interest	—	—	10	3 542	—	3 552
	37 492	13 782	74 289	30 169	(114 688)	41 044

Non-current liabilities
Interest-bearing loans and borrowings	8 167	35 518	11 934	14 786	(35 807)	34 598
Employee benefits	4	—	2 150	1 286	—	3 440
Deferred tax liabilities	—	—	10 840	756	(317)	11 279
Other non-current liabilites	491	—	785	1 189	(43)	2 422
	8 662	35 518	25 709	18 017	(36 167)	51 739

Current liabilities
Interest-bearing loans and borrowings	2 486	3 169	3 611	4 099	(7 806)	5 559
Trade and other payables	787	432	4 037	9 750	(1 669)	13 337
Other current liabilities	5 186	—	860	1 006	(6 304)	748
	8 459	3 601	8 508	14 855	(15 779)	19 644

Total equity and liabilities	54 613	52 901	108 506	63 041	(166 634)	112 427

As at 31 December 2010 Million US dollar	AB InBev NV/SA	AB InBev Worldwide Inc	Subsidiary Guarantors	Non-Guarantors	Eliminations	Total
ASSETS
Non-current assets
Property, plant and equipment	86	—	6 329	9 478	—	15 893
Goodwill	—	—	32 617	19 881	—	52 498
Intangible assets	153	—	21 438	1 768	—	23 359
Investments in subsidiaries	47 037	49 961	4 835	10 716	(112 549)	—
Investments in associates	—	—	45	7 250	—	7 295
Other non-current assets	3 454	199	23 676	1 812	(26 441)	2 700
	50 730	50 160	88 940	50 905	(138 990)	101 745

Current assets
Inventories	—	—	639	1 770	—	2 409
Trade and other receivables	214	—	4 486	5 770	(5 832)	4 638
Cash and cash equivalents	7	570	2 833	4 492	(3 391)	4 511
Other current assets	—	693	—	811	(465)	1 039
	221	1 263	7 958	12 843	(9 688)	12 597

Total assets	50 951	51 423	96 898	63 748	(148 678)	114 342

EQUITY AND LIABILITIES

Equity
Equity attributable to equity holders of AB InBev	35 259	19 296	63 258	29 995	(112 549)	35 259
Minority interest	—	—	10	3 530	—	3 540
	35 259	19 296	63 268	33 525	(112 549)	38 799

Non-current liabilities
Interest-bearing loans and borrowings	10 855	31 702	11 003	14 643	(26 242)	41 961
Employee benefits	4	—	1 768	974	—	2 746
Deferred tax liabilities	—	—	11 403	705	(199)	11 909
Other non-current liabilites	336	—	1 468	1 404	—	3 207
	11 195	31 702	25 642	17 726	(26 441)	59 823

Current liabilities
Interest-bearing loans and borrowings	1 670	—	2 597	3 778	(5 126)	2 919
Trade and other payables	660	425	3 643	8 048	(706)	12 071
Other current liabilities	2 167	—	1 748	671	(3 856)	730
	4 497	425	7 988	12 497	(9 688)	15 720

Total equity and liabilities	50 951	51 423	96 898	63 748	(148 678)	114 342

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the year ended 31 December 2011 Million US dollar	AB InBev NV/SA	AB InBev Worldwide Inc	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total
OPERATING ACTIVITIES
Profit	5 855	1 714	4 422	9 122	(13 154)	7 959
Depreciation, amortization and impairment	77	—	801	1 905	—	2 783
Net finance cost	753	2 313	(484)	555	—	3 137
Income tax expense	6	(1 116)	1 504	1 462	—	1 856
Investment income	(6 295)	(3 172)	(992)	(2 695)	13 154	—
Other items	46	—	124	(526)	—	(356)
Cash flow from operating activities before changes in working capital and use of provisions	442	(261)	5 375	9 823	—	15 379

Working capital and provisions	(573)	693	(34)	588	25	699
Cash generated from operations	(131)	432	5 341	10 411	25	16 078

Interest paid, net	(418)	(2 093)	797	(591)	1	(2 304)
Dividends received	4 887	1 000	512	250	(6 243)	406
Income tax paid	(5)	—	(680)	(1 009)	—	(1 694)

CASH FLOW FROM OPERATING ACTIVITIES	4 333	(661)	5 970	9 061	(6 217)	12 486

INVESTING ACTIVITIES
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	454	(7)	(234)	(238)	—	(25)
Acquisition of property, plant and equipment and of intangible assets	(88)	—	(302)	(2 986)	—	(3 376)
Net proceeds/(acquisition) of other assets	4	—	29	627	—	660
Net repayments/(payments) of loans granted	(8 903)	—	(9 899)	(2 804)	21 616	10
CASH FLOW FROM INVESTING ACTIVITIES	(8 533)	(7)	(10 406)	(5 401)	21 616	(2 731)

FINANCING ACTIVITIES
Intra-group capital reimbursements	4 343	(6 000)	(1 428)	3 085	—	—
Proceeds from borrowings	11 686	9 986	17 794	9 237	(31 412)	17 291
Payments on borrowings	(13 508)	(2 962)	(6 274)	(8 880)	9 775	(21 849)
Other financing activities	(56)	(181)	(968)	(145)	—	(1 350)
Dividends paid	(1 771)	—	(1 362)	(6 199)	6 244	(3 088)
CASH FLOW FROM FINANCING ACTIVITIES	694	843	7 762	(2 902)	(15 393)	(8 996)

Net increase/(decrease) in cash and cash equivalents	(3 506)	175	3 326	758	6	759

Cash and cash equivalents less bank overdrafts at beginning of year	(2 127)	570	1 562	4 492	—	4 497
Effect of exchange rate fluctuations	474	—	(121)	(291)	(6)	56
Cash and cash equivalents less bank overdrafts at end of year	(5 159)	745	4 767	4 959	—	5 312

For the year ended 31 December 2010 Million US dollar	AB InBev NV/SA	AB InBev Worldwide Inc	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total
OPERATING ACTIVITIES
Profit	4 026	1 462	2 738	5 941	(8 405)	5 762
Depreciation, amortization and impairment	72	—	861	1 855	—	2 788
Net finance cost	(107)	1 955	795	1 093	—	3 736
Income tax expense	116	(887)	1 501	1 190	—	1 920
Investment income	(3 500)	(2 888)	(867)	(1 150)	8 405	—
Other items	43	—	316	(300)	—	59
Cash flow from operating activities before changes in working capital and use of provisions	650	(358)	5 344	8 629	—	14 265

Working capital and provisions	64	855	(998)	(183)	(31)	(293)
Cash generated from operations	714	497	4 346	8 446	(31)	13 972

Interest paid, net	(413)	(1 684)	50	(707)	(14)	(2 768)
Dividends received	104	5 600	662	7 988	(13 971)	383
Income tax paid	(3)	—	(826)	(853)	—	(1 682)

CASH FLOW FROM OPERATING ACTIVITIES	402	4 413	4 232	14 874	(14 016)	9 905

INVESTING ACTIVITIES
Acquisition of property, plant and equipment and of intangible assets	(68)	—	(210)	(2 066)	—	(2 344)
Net proceeds/(acquisition) of other assets	328	(15)	(148)	(916)	533	(218)
Net repayments/(payments) of loans granted	(10 168)	—	(17 776)	(1 490)	29 450	16
CASH FLOW FROM INVESTING ACTIVITIES	(9 908)	(15)	(18 134)	(4 472)	29 983	(2 546)

FINANCING ACTIVITIES
Intra-group capital reimbursements	11 536	(5 921)	—	(5 615)	—	—
Proceeds from borrowings	12 953	24 020	19 319	3 666	(32 645)	27 313
Payments on borrowings	(12 444)	(17 760)	(1 172)	(3 217)	2 990	(31 603)
Other financing activities	717	(2)	(1 022)	298	(534)	(543)
Dividends paid	(788)	(5 079)	(5 719)	(4 300)	13 962	(1 924)
CASH FLOW FROM FINANCING ACTIVITIES	11 974	(4 742)	11 406	(9 168)	(16 227)	(6 757)

Net increase/(decrease) in cash and cash equivalents	2 468	(344)	(2 496)	1 234	(260)	602

Cash and cash equivalents less bank overdrafts at beginning of year	(4 534)	914	4 036	3 245	—	3 661
Effect of exchange rate fluctuations	(61)	—	22	13	260	234

Cash and cash equivalents less bank overdrafts at end of year	(2 127)	570	1 562	4 492	—	4 497

For the year ended 31 December 2009 Million US dollar	AB InBev NV/SA	AB InBev Worldwide Inc	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total
OPERATING ACTIVITIES
Profit	4 613	1 760	2 776	8 717	(11 989)	5 877
Depreciation, amortization and impairment	111	—	1 035	1 839	—	2 985
Additions/(reversals) in provisions and employee benefits	50	—	(65)	203	—	188
Net finance cost	2 768	1 180	982	(511)	—	4 419
Loss/(gain) on sale of subsidiaries, associates	130	—	11	(1 696)	—	(1 555)
Income tax expense	2	(757)	1 481	1 060	—	1 786
Investment income	(6 865)	(3 034)	(744)	(1 346)	11 989	—
Other items	126	—	—	(596)	—	(470)
Cash flow from operating activities before changes in working capital and use of provisions	935	(851)	5 476	7 670	—	13 230

Increase/(decrease) in trade and other payables	(387)	—	858	831	(965)	337
Working capital and provisions	(284)	—	(97)	(691)	974	(98)
Cash generated from operations	264	(851)	6 237	7 810	9	13 469

Interest paid, net	(391)	(786)	(698)	(896)	(5)	(2 776)
Dividends received	4 531	3 200	506	5 354	(13 591)	—
Income tax paid	24	—	(977)	(616)	—	(1 569)

Cash flow from operating activities	4 428	1 563	5 068	11 652	(13 587)	9 124

INVESTING ACTIVITIES
Sale of subsidiaries, net of cash disposed of	585	—	2 446	7 025	(4 824)	5 232
Acquisition of subsidiaries, net of cash acquired	(127)	(454)	(149)	(831)	953	(608)
Purchase of non-controlling interest	—	—	—	(38)	—	(38)
Acquisition of property, plant and equipment and of intangible assets	(44)	—	(274)	(1 395)	—	(1 713)
Net proceeds/(acquisition) of other assets	649	—	588	(2 494)	3 653	2 396
Cash Flow from Investing Activities	1 063	(454)	2 611	2 267	(218)	5 269

FINANCING ACTIVITIES
Net proceeds from the issue of share capital	131	—	(1)	(3 925)	3 871	76
Net purchase of treasury shares	—	—	—	—	—	—
Proceeds from borrowings	11 045	13 407	6 445	13 556	(16 619)	27 834
Payments on borrowings	(18 775)	(14 000)	(7 390)	(12 308)	12 846	(39 627)
Cash net finance costs other than interests	(1 982)	—	520	1 396	—	(66)
Dividends paid	(597)	—	(3 479)	(10 792)	13 555	(1 313)
Cash flow from financing activities	(10 178)	(593)	(3 905)	(12 073)	13 653	(13 096)

Net increase/(decrease) in cash and cash equivalents	(4 687)	516	3 774	1 846	(152)	1 297

Cash and cash equivalents less bank overdrafts at beginning of year	—	398	463	1 310	—	2 171
Effect of exchange rate fluctuations	153	—	(201)	89	152	193

Cash and cash equivalents less bank overdrafts at end of year	(4 534)	914	4 036	3 245	—	3 661

34.	EVENTS AFTER THE BALANCE SHEET DATE

None.

35.	AB INBEV COMPANIES

Listed below are the most important AB InBev companies. A complete list of the company’s investments is available at AB InBev NV, Brouwerijplein 1, B-3000 Leuven, Belgium. The total number of companies consolidated (fully, proportional and equity method) is 354.

LIST OF MOST IMPORTANT FULLY CONSOLIDATED COMPANIES

NAME AND REGISTERED OFFICE OF FULLY CONSOLIDATED COMPANIES	% OF ECONOMIC INTEREST AS AT 31 DECEMBER 2011
ARGENTINA
CERVECERIA Y MALTERIA QUILMES SAICA y G - Charcas 5160 - Buenos Aires	61.90

BELGIUM
AB INBEV NV – Grote Markt 1 - 1000 - Brussel	Consolidating Company
BRASSERIE DE L’ABBAYE DE LEFFE S.A. - Place de l'Abbaye 1 - 5500 - Dinant	98.54
BROUWERIJ VAN HOEGAARDEN N.V. - Stoopkensstraat 46 - 3320 - Hoegaarden	100.00
COBREW N.V. - Brouwerijplein 1 - 3000 - Leuven	100.00
INBEV BELGIUM N.V. - Industrielaan 21 - 1070 - Brussel	100.00

BOLIVIA
CERVECERIA BOLIVIANA NACIONAL S.A. - Av. Montes 400 and Chuquisaca Street - La Paz	61.90

BRAZIL
CIA DE BEBIDAS DAS AMERICAS - AMBEV BRASIL - Rua Dr. Renato Paes de Barros, 1017, 4° Andar (parte), cj. 44 e 42 - Itaim Bibi, Sao Paulo	61.90

CANADA
LABATT BREWING COMPANY LIMITED - 207 Queen's Quay West, Suite 299 - M5J 1A7 - Toronto	61.90

CHILE
CERVECERIA CHILE S.A. - Av. Presidente Eduardo Frei Montalva 9600 - Quilicura	61.90

CHINA
BUDWEISER WUHAN INTERNATIONAL BREWING COMPANY LIMITED - Qingduankou Shang Shou - Hanyang District - Wuhan City - Hubei 430051	97.06
HARBIN BREWING COMPANY LIMITED - 20 Youfang Street - Xiangfang District - Harbin, Heilongjiang Province	100.00
INBEV (ZHOUSHAN) BREWERY CO LTD - No. 1 Linggang Yi Road, Linggang industrial area, Dinghai District - Zhou Shan	100.00
INBEV BAISHA (HUNAN) BREWERY CO LTD - No. 304 Shao Shan Zhong Lu - Changsha	100.00
INBEV DOUBLE DEER GROUP CO LTD - 419 Wu Tian Street - Wenzhou	55.00
INBEV JINLONGQUAN (HUBEI) BREWERY CO LTD - 89 Chang Ning Street - Jingmen	60.00
INBEV JINLONGQUAN (XIAOGAN) BREWERY CO LTD - No. 198 Chengzhan Street - Xiaogan	60.00
INBEV KK (NINGBO) BREWERY CO LTD - Yiyiang Zhen, 315000 - Ningbo	100.00
INBEV SEDRIN BREWERY Co, Ltd - 660 Gong Ye Road, Putian Hanjiang District - Fujiang	100.00
INBEV SHILIANG (ZHEJIANG) BREWERY CO LTD. - 159, Qi Xia Dong Road - Cheng Guan, Tiantai County	100.00
INBEV ZHEDONG (ZHEHIANG) BREWERY CO. LTD - Yiyiang Zhen, 315000 - Ningbo	100.00
NANJING INBEV JINLING BREWERY CO. LTD - Qi Li Qiao, Yiang Pu District - 211800	100.00

DOMINICAN REPUBLIC
COMPAÑIA CERVECERA AMBEV DOMINICANA C. por A - Av. San Martin, 279 - Apartado Postal 723 - Santo Domingo	61.90

ECUADOR
COMPAÑIA CERVECERA AMBEV ECUADOR S.A. - Av. Amazonas E4-69 y Av. Patria - Quito	61.90

FRANCE
AB - INBEV FRANCE S.A.S. 38 Allée Vauban 59110 La Madeleine	100.00

GERMANY
BRAUEREI BECK GmbH & CO. KG - Am Deich 18/19 - 28199 - Bremen	100.00
BRAUEREI DIEBELS GmbH & CO.KG - Brauerei-Diebels-Strasse 1 - 47661 - Issum	100.00
BRAUERGILDE HANNOVER AG - Hildesheimer Strasse 132 - 30173 - Hannover	100.00
HAAKE-BECK BRAUEREI GmbH & Co. KG - Am Deich 18/19 - 28199 - Bremen	99.96
HASSERÖDER BRAUEREI GmbH - Auerhahnring 1 - 38855 - Wernigerode	100.00
ANHEUSER-BUSCH INBEV GERMANY HOLDING GmbH - Am Deich 18/19 - 28199 - Bremen	100.00
SPATEN - FRANZISKANER - BRÄU GmbH - Marsstrasse 46 + 48 - 80335 - München	100.00

GRAND DUCHY OF LUXEMBURG
BRASSERIE DE LUXEMBOURG MOUSEL - DIEKIRCH - 1, Rue de la Brasserie - L-9214 - Diekirch	95.82

INDIA
CROWN BEERS INDIA LIMITED - #8-2-684/A, ROAD NO. 12 - BANJARA HILLS, HYDERABAD 500034 - ANDHRA PRADESH	100.00

PARAGUAY
CERVECERIA PARAGUAYA S.A. - Ruta Villeta KM 30 - Ypané	61.90

PERU
COMPANIA CERVECERA AMBEV PERU SAC - Av. Los Laureles Mz. A Lt. 4 del Centro Poblado Menor Santa Maria de s/n Huachipa - Lurigancho, Chosica City Lima 15	61.90

NAME AND REGISTERED OFFICE OF FULLY CONSOLIDATED COMPANIES	% OF ECONOMIC INTEREST AS AT 31 DECEMBER 2011
RUSSIA
OAO SUN INBEV - 28 Moscovskaya Street, Moscow region - 141600 - Klin	99.95

THE NETHERLANDS
INBEV NEDERLAND N.V. - Ceresstraat 1 - 4811 CA - Breda	100.00
INTERBREW INTERNATIONAL B.V. - Ceresstraat 1 - 4811 CA - Breda	100.00

UKRAINE
PJSC SUN InBev Ukraine - 30V Fizkultury St - 03680 - Kyiv	98.29

US
ANHEUSER-BUSCH COMPANIES, LLC. - One Busch Place - St. Louis, MO 63118	100.00
ANHEUSER-BUSCH INTERNATIONAL, INC. - One Busch Place - St. Louis, MO 63118	100.00
ANHEUSER-BUSCH PACKAGING GROUP, INC. - 3636 S. Geyer Road - Sunset Hills, MO 63127	100.00

UNITED KINGDOM
BASS BEERS WORLDWIDE LIMITED - Porter Tun House, 500 Capability Green - LU1 3LS - Luton	100.00
INBEV UK LTD - Porter Tun House, 500 Capability Green - LU1 3LS - Luton	100.00

URUGUAY
CERVECERIA Y MALTERIA PAYSSANDU S.A. - Rambla Baltasar Brum, 2933 - 11800 - Payssandu	61.90

LIST OF MOST IMPORTANT ASSOCIATED COMPANIES

NAME AND REGISTERED OFFICE OF ASSOCIATES	% OF ECONOMIC INTEREST AS AT 31 DECEMBER 2011
MEXICO
GRUPO MODELO S.A.B. de C.V. - Torre Acuario - Javier Barros Sierra No 555 - Piso 6 - Colonia Zedec Santa Fe - Delagacion Alvaro Obregon - 01210 México, D.F.	50.35