Form 20-F
period 2012-12-31
Anheuser-Busch InBev S.A.
filed 2013-03-25
CIK 1140467

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 December 2012

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

Brouwerijplein 1, 3000 Leuven

Belgium

Telephone No.: + 32 16 27 61 11

Fax No.: + 32 16 50 61 11

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary shares without nominal value	New York Stock Exchange*
American Depositary Shares, each representing one ordinary share without nominal value	New York Stock Exchange
9.750% Notes due 2015 (November 2010)	New York Stock Exchange
Floating Rate Notes due 2014 (January 2011)	New York Stock Exchange
2.875% Notes due 2016 (January 2011)	New York Stock Exchange
4.375% Notes due 2021 (January 2011)	New York Stock Exchange
Floating Rate Notes due 2014 (July 2011)	New York Stock Exchange
1.500% Notes due 2014 (July 2011)	New York Stock Exchange
0.800% Notes due 2015 (July 2012)	New York Stock Exchange
1.375% Notes due 2017 (July 2012)	New York Stock Exchange
2.500% Notes due 2022 (July 2012)	New York Stock Exchange
3.750% Notes due 2042 (July 2012)	New York Stock Exchange
0.800% Notes due 2016 (January 2013)	New York Stock Exchange
1.250% Notes due 2018 (January 2013)	New York Stock Exchange
2.625% Notes due 2023 (January 2013)	New York Stock Exchange
4.000% Notes due 2043 (January 2013)	New York Stock Exchange

*	Not for trading, but in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

1,606,787,543 ordinary shares

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).*    ☐  Yes    ☐  No

*	This requirement does not apply to the registrant in respect of this filing.

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

GENERAL INFORMATION

In this annual report on Form 20-F (“Form 20-F”) references to:

•	“we,” “us” and “our” are, as the context requires, to Anheuser-Busch InBev SA/NV or Anheuser-Busch InBev SA/NV and the group of companies owned and/or controlled by Anheuser-Busch InBev SA/NV;

•	“AB InBev Group” are to Anheuser-Busch InBev SA/NV and the group of companies owned and/or controlled by Anheuser-Busch InBev SA/NV;

•	“Anheuser-Busch” are to Anheuser-Busch Companies, LLC and the group of companies owned and/or controlled by Anheuser-Busch Companies, LLC, as the context requires; and

•	“Ambev” are to Companhia de Bebidas das Américas—Ambev, a Brazilian company listed on the New York Stock Exchange and on the São Paulo Stock Exchange.

•	PRESENTATION OF FINANCIAL AND OTHER DATA

We have prepared our audited consolidated financial statements as of 31 December 2012 and 2011, and for the three years ended 31 December 2012, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). The financial information and related discussion and analysis contained in this item are presented in U.S. dollars except as otherwise specified. Unless otherwise specified, the financial information analysis in this Form 20-F is based on our audited consolidated financial statements as of 31 December 2012 and 2011, and for the three years ended 31 December 2012. Unless otherwise specified, all financial information included in this Form 20-F has been stated in U.S. dollars.

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

PRESENTATION OF MARKET INFORMATION

Market information (including market share, market position and industry data for our operating activities and those of our subsidiaries or of companies acquired by us) or other statements presented in this Form 20-F regarding our position (or that of companies acquired by us) relative to our competitors largely reflect the best estimates of our management. These estimates are based upon information obtained from customers, trade or business organizations and associations, other contacts within the industries in which we operate and, in some cases, upon published statistical data or information from independent third parties. Except as otherwise stated, our market share data, as well as our management’s assessment of our comparative competitive position, has been derived by comparing our sales figures for the relevant period to our management’s estimates of our competitors’ sales figures for such period, as well as upon published statistical data and information from independent third parties, and, in particular, the reports published and the information made available by, among others, the local brewers’ associations and the national statistics bureaus in the various countries in which we sell our products. The principal sources generally used include Plato Logic Limited and AC Nielsen, as well as Beer Institute and SymphonyIRI (for the United States), the Brewers Association of Canada (for Canada), CCR (for Ecuador, Paraguay and Peru), CIES (for Bolivia), AC Nielsen (for Argentina, Brazil, Russia and Ukraine), FECU (for Chile), Belgian Brewers (for Belgium), German Brewers Association (for Germany), Seema International Limited (for China), the British Beer and Pub Association (for the United Kingdom), Centraal Brouwerij Kantoor—CBK (for the Netherlands), Association des Brasseurs de France (for France), Associazione degli Industriali della Birra e del Malto (for Italy) and other local brewers’ associations. You should not rely on the market share and other market information presented herein as precise measures of market share or of other actual conditions.

v

FORWARD-LOOKING STATEMENTS

There are statements in this Form 20-F, such as statements that include the words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “anticipate,” “estimate,” “project,” “may,” “might,” “could,” “believe,” “expect,” “plan,” “potential” or similar expressions that are forward-looking statements. These statements are subject to certain risks and uncertainties. Actual results may differ materially from those suggested by these statements due to, among others, the risks or uncertainties listed below. See also “Item 3. Key Information—D. Risk Factors” for further discussion of risks and uncertainties that could impact our business.

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

•	changes in government policies and currency controls;

•	tax consequences of restructuring and our ability to optimize our tax rate;

•

continued availability of financing and our ability to achieve our targeted coverage and debt levels and terms, including the risk of constraints on financing in the event of a credit rating downgrade;

•

the monetary and interest rate policies of central banks, in particular the European Central Bank, the Board of Governors of the U.S. Federal Reserve System, the Bank of England, Banco Central do Brasil, Banco Central de la República Argentina and other central banks;

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

•

the risk of unexpected consequences resulting from acquisitions, including the proposed combination with Grupo Modelo, joint ventures, strategic alliances or divestiture plans, and our ability to successfully integrate the operations of businesses or other assets that we acquire;

•	the outcome of pending and future litigation and governmental proceedings;

•	natural and other disasters;

•	any inability to economically hedge certain risks;

•	inadequate impairment provisions and loss reserves;

•	technological changes and threats to cybersecurity;

•	other statements included in this annual report that are not historical;

•	our success in managing the risks involved in the foregoing; and

•

the risk of unexpected consequences resulting from corporate restructurings, including the Ambev Stock Swap Merger, as defined below, and our ability to successfully and cost-effectively implement them and capture their intended benefits.

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

A. SELECTED FINANCIAL DATA

The selected historical financial information presented below as of 31 December 2012, 2011, 2010, 2009 and 2008, and for the five years ended 31 December 2012 has been derived from our audited consolidated financial statements, which were prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”).

The selected historical financial information presented in the tables below should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements and the accompanying notes. The audited consolidated financial statements and the accompanying notes as of 31 December 2012 and 2011 and for the three years ended 31 December 2012 have been included in this Form 20-F.

Following the 2008 Anheuser-Busch acquisition, we completed a series of asset disposals in 2009 and have utilized certain of the proceeds from such disposals to repay indebtedness incurred to finance the Anheuser-Busch acquisition. See “Item 4. Information on the Company—A. History and Development of the Company—History and Development of the Company” for a description of the Anheuser-Busch acquisition. Accordingly, the scope of our business after the completion of the series of asset disposals differs materially from the scope of our business presented in this Form 20-F for the year ended 31 December 2009.

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

	Year ended 31 December
	2012	2011	2010	2009	2008
	(USD million, unless otherwise indicated)
	(audited)
Income Statement Data
Revenue(1)	39,758	39,046	36,297	36,758	23,507
Profit from operations	12,733	12,329	10,897	11,569	5,340
Profit	9,434	7,959	5,762	5,877	3,126
Profit attributable to our equity holders	7,243	5,855	4,026	4,613	1,927

Weighted average number of ordinary shares (million shares)(2)	1,600	1,595	1,592	1,584	999
Diluted weighted average number of ordinary shares (million shares)(3)	1,628	1,614	1,611	1,593	1,000
Basic earnings per share (USD)(4)	4.53	3.67	2.53	2.91	1.93
Diluted earnings per share (USD)(5)	4.45	3.63	2.50	2.90	1.93
Dividends per share (USD)	2.24	1.55	1.07	0.55	0.35
Dividends per share (EUR)	1.70	1.20	0.80	0.38	0.28

	As of 31 December
	2012	2011	2010	2009	2008 (adjusted)(6)
	(USD million, unless otherwise indicated)
	(audited)
Financial Position Data
Total assets	122,621	112,427	114,342	112,525	113,748
Equity	45,441	41,044	38,799	33,171	24,431
Equity attributable to our equity holders	41,142	37,492	35,259	30,318	22,442
Issued capital	1,734	1,734	1,733	1,732	1,730

Other Data
Volumes (million hectoliters)	403	399	399	409	285

Notes:

(1)	Turnover less excise taxes and discounts. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to our customers (see “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Excise Taxes”).
(2)	Weighted average number of ordinary shares means, for any period, the number of shares outstanding at the beginning of the period, adjusted by the number of shares canceled, repurchased or issued during the period multiplied by a time-weighting factor.
(3)	Diluted weighted average number of ordinary shares means the weighted average number of ordinary shares, adjusted by the effect of share options issued.
(4)	Earnings per share means, for any period, profit attributable to our equity holders for the period divided by the weighted average number of ordinary shares.
(5)	Diluted earnings per share means, for any period, profit attributable to our equity holders for the period divided by the diluted weighted average number of ordinary shares.
(6)	In 2009, the company completed the purchase price allocation of the Anheuser-Busch acquisition in accordance with IFRS 3. IFRS 3 requires the acquirer to retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date. As such, total assets have been adjusted to reflect the final purchase price adjustments.

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

We are exposed to the risk of a global recession or a recession in one or more of our key markets, credit and capital market volatility and an economic or financial crisis, which could result in lower revenue and reduced profit. For example, recent concerns regarding the eurozone sovereign debt crisis and the level of U.S. federal debt have led to increased volatility in global credit and capital markets and may lead to reduced economic growth in Europe, the United States and elsewhere.

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

Although we report our consolidated results in U.S. dollars, in 2012, we derived approximately 61.7% of our revenue from operating companies that have non-U.S. dollar functional currencies (in most cases, in the local currency of the respective operating company). Consequently, any change in exchange rates between our operating companies’ functional currencies and the U.S. dollar will affect our consolidated income statement and balance sheet when the results of those operating companies are translated into U.S. dollars for reporting purposes. Decreases in the value of our operating companies’ functional currencies against the U.S. dollar will tend to reduce those operating companies’ contributions in dollar terms to our financial condition and results of operations.

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

Moreover, although we seek to proactively address and manage the relationship between borrowing currency liabilities and functional currency cash flows, much of our debt is denominated in U.S. dollars, while a significant portion of our cash flows are denominated in currencies other than the U.S. dollar. From time to time we enter into financial instruments to mitigate currency risk, but these transactions and any other efforts taken to better match the effective currencies of our liabilities to our cash flows could result in increased costs.

See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments” and note 28 to our audited financial information as of 31 December 2012 and 2011, and for the three years ended 31 December 2012, for further details on our approach to hedging commodity price and foreign currency risk.

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

The production and distribution of our products require material amounts of energy, including the consumption of oil-based products, natural gas, biomass, coal and electricity. Energy prices have been subject to significant price volatility in the recent past and may be again in the future. High energy prices over an extended period of time, as well as changes in energy taxation and regulation in certain geographies, may result in a negative effect on operating income and could potentially challenge our profitability in certain markets. There is no guarantee that we will be able to pass along increased energy costs to our customers in every case.

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

On 26 February 2010, we entered into USD 17.2 billion of senior credit agreements, including a USD 13.0 billion senior facilities agreement (the “2010 Senior Facilities Agreement”) (of which USD 10.1 billion was ultimately drawn) that consisted of a USD 8.0 billion five-year revolving credit facility and a USD 5.0 billion three-year term facility. Effective 25 July 2011, we amended the terms of the 2010 Senior Facilities Agreement to provide for an extension of the USD 8.0 billion five-year revolving credit facility under the 2010 Senior Facilities Agreement. In connection with the amendment, we fully prepaid and terminated the USD 5.0 billion three-year term facility under the 2010 Senior Facilities Agreement. The terms of the 2010 Senior Facilities Agreement, as well as its intended use, are described under “Item 10. Additional Information—C. Material Contracts.”

In connection with the publicly-announced combination with Grupo Modelo, S.A.B. de C.V., we entered into a USD 14.0 billion senior facilities agreement (the “2012 Senior Facilities Agreement”) on 20 June 2012 that consisted of an 8.0 billion USD three-year term facility and a 6.0 billion USD term facility with a maximum maturity of two years from the funding date. As of 31 December 2012, we have not drawn any amounts under the 2012 Senior Facilities Agreement.

We also access the bond markets from time to time based on our financing needs. For details of bond offerings in 2012 and the first quarter of 2013, see “Item 5. Operating and Financial Review—G. Liquidity and Capital Resources—Funding Sources—Borrowings.”

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

In the absence of appropriate external growth opportunities and subject to maintaining an optimal capital structure, increasing cash flow generation should translate into increasing cash returned to shareholders, with dividends being a more predictable growing flow, balanced with share buy-back programs. Our objective is to achieve a long term dividend yield in line with other fast moving consumer goods companies, with low volatility consistent with the non-cyclical nature of our business. In the event of a significant acquisition in the future, we may restrict temporarily the amount of dividends we pay in order to prioritize deleveraging and maintain an optimal capital structure.

Our ability to repay and renegotiate our outstanding indebtedness will depend upon market conditions. In recent years, the global credit markets experienced significant price volatility, dislocations and liquidity disruptions that caused the cost of debt financings to fluctuate considerably. The markets also put downward pressure on stock prices and credit capacity for certain issuers without regard to those issuers’ underlying financial strength. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors reduced, and in some cases, ceased to provide funding to borrowers. If such uncertain conditions persist, our costs could increase beyond what is anticipated. Such costs could have a material adverse impact on our cash flows, results of operations or both. In addition, an inability to refinance all or a substantial amount of our debt obligations when they become due, or more generally a failure to raise additional equity capital or debt financing or to realize proceeds from asset sales when needed, would have a material adverse effect on our financial condition and results of operations.

Our results could be negatively affected by increasing interest rates.

We use issuances of debt and bank borrowings as a source of funding and we carry a significant level of debt. Nevertheless, pursuant to our capital structure policy, we aim to optimize shareholder value through cash flow distribution to us from our subsidiaries, while maintaining an investment-grade rating and minimizing cash and investments with a return below our weighted average cost of capital.

Some of the debt we have issued or incurred was issued or incurred at variable interest rates, which exposes us to changes in such interest rates. As of 31 December 2012, after certain hedging and fair value adjustments, USD 5.7 billion, or 12.9%, of our interest-bearing financial liabilities (which include loans, borrowings and bank overdrafts) bore a variable interest rate, while USD 38.6 billion, or 87.1%, bore a fixed interest rate. Moreover, a significant part of our external debt is denominated in non-U.S. dollar currencies, including the euro, pounds sterling, Brazilian real and the Canadian dollar. Although we enter into interest rate swap agreements to manage our interest rate risk, and also enter into cross-currency interest rate swap agreements to manage both our foreign currency risk and interest-rate risk on interest-bearing financial liabilities, there can be no assurance that such instruments will be successful in reducing the risks inherent in exposures to interest rate fluctuations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments” and note 28 to our audited financial statements as of 31 December 2012 and 2011, and for the three years ended 31 December 2012, for further details on our approach to foreign currency and interest-rate risk.

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

If we do not successfully comply with laws and regulations designed to combat governmental corruption in countries in which we sell our products, we could become subject to fines, penalties or other regulatory sanctions and our sales and profitability could suffer.

We operate our business and market our products in certain countries that are less developed, have less stability in legal systems and financial markets, and are potentially more corrupt business environments than Europe and the United States, and therefore present greater political, economic and operational risks. Although we are committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to our business, there is a risk that the employees or representatives of our subsidiaries, affiliates, associates, joint-ventures or other business interests may take actions that violate applicable laws and regulations that generally prohibit the making of improper payments to foreign government officials for the purpose of obtaining or keeping business, including laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act. In respect of the U.S. Foreign Corrupt Practices Act, we have been informed by the U.S. Securities and Exchange Commission that it is conducting an investigation into the relationships of our affiliates in India, including our non-consolidated Indian joint venture. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings.”

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

To a large extent, we are organized as a holding company and our operations are carried out through subsidiaries. Our domestic and foreign subsidiaries’ and affiliated companies’ ability to upstream or distribute cash (to be used, among other things, to meet our financial obligations) through dividends, intercompany advances, management fees and other payments is, to a large extent, dependent on the availability of cash flows at the level of such domestic and foreign subsidiaries and affiliated companies and may be restricted by applicable laws and accounting principles. In particular, 41.6% (USD 16.5 billion) of our total revenue of USD 39.8 billion in 2012 came from our Brazilian listed subsidiary Companhia de Bebidas das Américas—Ambev (“Ambev”), which is not wholly owned and is listed on the São Paulo Stock Exchange and the New York Stock Exchange. Certain of our equity investments contribute cash flow to us through dividend payments but are not controlled by us, and our receipt of dividend payments from these entities is therefore outside our control. In addition to the above, some of our subsidiaries are subject to laws restricting their ability to pay dividends or the amount of dividends they may pay. See “Item 5. Operating and Financial Review—G. Liquidity and Capital Resources—Transfers from Subsidiaries” and “Item 10. Additional Information—F. Dividends and Paying Agents” for further information in this respect.

If we are not able to obtain sufficient cash flows from our domestic and foreign subsidiaries and affiliated companies, this could adversely impact our ability to pay dividends, and otherwise negatively impact our business, results of operations and financial condition.

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

We are exposed to emerging market risks, including the risks of devaluation, nationalization and inflation.

A substantial proportion of our operations, representing approximately 47.7% of our 2012 revenue, are carried out in emerging markets, including Brazil (which represents 27.1% of our revenue), Argentina, China, Russia, Bolivia, Paraguay, and Ukraine. We also have equity investments in brewers in China and Mexico.

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

Economic and political events in Argentina may adversely affect our Argentina operations.

We indirectly own 100% of the total share capital of a holding company with operating subsidiaries in Argentina and other South American countries, the net revenues of which corresponded to 4.9% of our total revenue for the year ended 31 December 2012. In the past, the Argentine economic and social situation has rapidly deteriorated, and may quickly deteriorate in the future; we cannot assure you that the Argentine economy will not rapidly deteriorate as it has in the past. The political instability, fluctuations in the economy, governmental actions concerning the economy of Argentina, the devaluation of the Argentine peso, inflation and deteriorating macroeconomic conditions in Argentina could indeed have a material adverse effect on our Latin American South operations, their financial condition and their results. Also, if the economic or political situation in Argentina deteriorates, our Latin American South operations may be subject to additional restrictions under new foreign exchange, export repatriation or expropriation regimes that could adversely affect our liquidity and operations, and our ability to access such funds from Argentina.

We may not be able to successfully carry out further acquisitions and business integrations or restructuring.

We have made in the past and may make in the future acquisitions of, investments in, joint ventures and similar arrangements with, other companies and businesses. We cannot make such further transactions unless we can identify suitable candidates and agree on the terms with them. We may not be able to successfully complete such transactions including the proposed combination with Grupo Modelo announced on 29 June 2012. After completion of a transaction, we may be required to integrate the acquired companies, businesses or operations into our existing operations. In addition, such transactions may involve the assumption of certain actual or potential, known or unknown liabilities, which may have a potential impact on our financial risk profile. Further, the price we may pay in any future transaction may prove to be too high as a result of various factors, such as a significant change in market conditions, the limited opportunity to conduct due diligence prior to a purchase or unexpected changes in the acquired business.

Our proposed combination with Grupo Modelo has exposed us to risks related to the closing of the transaction, significant costs related to the combination and potential difficulties in integration of Grupo Modelo into our existing operations and the extraction of synergies from the transaction.

On 29 June 2012, we announced an agreement with Grupo Modelo agreeing to acquire the remaining stake in Grupo Modelo that we do not already own for USD 9.15 per share in cash in a transaction valued at USD 20.1 billion (the “combination with Grupo Modelo”). In a related transaction, Constellation Brands, Inc. (“Constellation”) agreed to purchase Grupo Modelo’s 50% stake in Crown Imports LLC (“Crown Imports”), the joint venture that imports and markets Grupo Modelo’s brands in the United States, for USD 1.85 billion, giving Constellation 100% ownership and control of Crown Imports.

Process

The combination of us and Grupo Modelo will be completed through a series of steps that will simplify Grupo Modelo’s corporate structure, followed by an all-cash tender offer by us for all outstanding Grupo Modelo shares that we will not own at that time. Following the combination, two Grupo Modelo board members will join our Board of Directors, and they have committed, only if they tender their shares, to invest an aggregate amount of USD 1.5 billion of their proceeds from the tender offer into our shares to be delivered within five years via a deferred share instrument. Such investment will happen at the share price of USD 65.

Antitrust and other regulatory approvals

Completion of the combination with Grupo Modelo has been conditioned upon, among other things, antitrust approval from U.S. and Mexican authorities. We received approval from Mexican authorities. In July 2012, we and Grupo Modelo filed notification and report forms under the Hart-Scott-Rodino Act with the U.S. Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice (“DOJ”). In August 2012, we received a request for additional information from the DOJ. In January 2013, the DOJ brought a lawsuit seeking to block the proposed combination between us and Grupo Modelo.

In February 2013, we announced a revised agreement with Constellation valued at USD 2.9 billion in which Constellation will acquire Grupo Modelo’s Piedras Negras brewery in Mexico, and Crown Imports will be granted a perpetual and exclusive license for the Modelo brands produced in Mexico and distributed by Crown Imports in the United States. As previously announced, Constellation will also acquire Grupo Modelo’s 50% stake in Crown Imports for USD 1.85 billion. The terms of our combination with Grupo Modelo, announced in June 2012, are unchanged. Completion of the sale of Piedras Negras has been conditioned upon, among other things, any antitrust clearance from U.S. and Mexican authorities that may be required.

We, Grupo Modelo, Constellation and Crown Imports are engaged in discussions with the DOJ seeking to resolve the DOJ’s litigation challenging the combination with Grupo Modelo. In connection with such discussions, the parties and the DOJ jointly approached the court to request a stay of all litigation proceedings until 9 April 2013, and the court approved the request. There can be no assurance that the discussions will be successful.

The terms and conditions of any authorizations, approvals and/or clearances still to be obtained from the DOJ or any other governmental authority prior to or following the consummation of the combination with Grupo Modelo may require, among other things, the divestiture of additional assets or businesses to third parties, changes to our operations, restrictions on our ability to operate in certain jurisdictions following the combination with Grupo Modelo, or other commitments to regulatory authorities regarding ongoing operations. Any such actions could have a material adverse effect on our business and diminish substantially the synergies and the advantages which we expect to achieve from the combination with Grupo Modelo. Further, if the parties and the DOJ are unable to resolve the litigation through settlement, the court could enjoin the parties from completing the combination with Grupo Modelo. Finally, any delay in obtaining any authorizations, approvals and/or clearance in any of the jurisdictions pending may require us or Grupo Modelo not to consummate the combination or integrate our businesses and operations in these jurisdictions.

Other legal challenges

We are now and may in the future be party to legal proceedings and claims related to the combination with Grupo Modelo. For example, certain private parties have brought a legal challenge to the transactions, and the court in this private action could enjoin the parties from completing the combination with Grupo Modelo or could further delay it. We intend to defend against it vigorously. For further information, see “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings.”

Financing

We have obtained financing for the combination with Grupo Modelo with a USD 14.0 billion senior facilities agreement dated 20 June 2012 that consists of an 8.0 billion USD three-year term facility and a 6.0 billion USD term facility with a maximum maturity of two years from the funding date. We have also raised USD 7.5 billion in senior unsecured bonds in July 2012 and EUR 2.25 billion in euro medium-term notes in September 2012 to support the combination with Grupo Modelo. In addition, in January 2013, we issued a further USD 4.0 billion in senior unsecured bonds, a further EUR 500 million in euro medium-term notes and CAD 1.2 billion in a private offering in Canada. For further information, see “Item 5. Operating and Financial Review—G. Liquidity and Capital Resources—Borrowings.”

The increased level of debt could have significant consequences, including increasing our vulnerability to general adverse economic and industry conditions, limiting our ability to fund future working capital and capital expenditures, to engage in future acquisitions or development activities or to otherwise realize the value of our assets and opportunities fully because of the need to dedicate a substantial portion of our cash flow from operations to payments of interest and principal on our debt or to comply with any restrictive terms of our debt, limiting our flexibility in planning for, or reacting to, changes in its business and the industry in which we operate, impairing our ability to obtain additional financing in the future, and placing us at a competitive disadvantage compared to our competitors who have less debt.

In addition, if we fail to comply with the covenants or other terms of any agreements governing our facilities or bonds, our lenders may have the right to accelerate the maturity of that debt. Our ability to repay our outstanding indebtedness will depend upon market conditions, and unfavorable conditions could increase costs beyond what is anticipated. Such costs could have a material adverse impact on cash flows or our results of operations or both. In addition, an inability to refinance all or a substantial amount of these debt obligations when they become due would have a material adverse effect on our financial condition and results of operations.

See also “Item 3. Key Information—D. Risk Factors—Risks Relating to our Business—We may not be able to obtain the necessary funding for our future capital or refinancing needs and we face financial risks due to our level of debt and uncertain market conditions.”

Downgrade

Ratings agencies may downgrade our credit ratings below their current levels as a result of the combination with Grupo Modelo and the incurrence of the related financial indebtedness. A downgrading of our credit rating below investment grade may result in the need to refinance some of our outstanding indebtedness or the acceleration of existing indebtedness. Any credit rating downgrade could materially adversely affect our ability to finance our ongoing operations, and our ability to refinance the debt incurred to fund the combination with Grupo Modelo, including by increasing our cost of borrowing and significantly harming our financial condition, results of operations and profitability, including our ability to refinance our other existing indebtedness.

Synergy

Achieving the advantages of the combination with Grupo Modelo will depend partly on the rapid and efficient combination of our activities with Grupo Modelo, two companies of considerable size which functioned independently and were incorporated in different countries, with geographically dispersed operations, and with different business cultures and compensation structures.

The integration process involves inherent costs and uncertainties and there is no assurance that the combination with Grupo Modelo will achieve the anticipated business growth opportunities, cost savings, increased profits, synergies and other benefits we anticipate. We believe that we will be able to achieve annual synergies of approximately USD 1 billion, and we believe the consideration paid for the combination with Grupo Modelo is justified, in part, by the business growth opportunities, cost savings, increased profits, synergies, revenue benefits and other benefits Grupo Modelo expects to achieve by combining its operations with ours. However, these expected business growth opportunities, cost savings, increased profits, synergies and other benefits may not develop, and the assumptions upon which we determined the consideration paid for the combination with Grupo Modelo may prove to be incorrect.

Implementation of the combination with Grupo Modelo and the successful integration of Grupo Modelo will also require a significant amount of management time and, thus, may affect or impair management’s ability to run the business effectively during the period of the combination with Grupo Modelo and integration. In addition, we may not have, or be able to retain, employees with the appropriate skill sets for the tasks associated with our integration plan, which could adversely affect the integration of Grupo Modelo.

Although the estimated expense savings and revenue synergies contemplated by the combination with Grupo Modelo are significant, there can be no assurance that we will realize these benefits in the time expected or at all. Any failures, material delays or unexpected costs of the integration process could therefore have a material adverse effect on our business, results of operations and financial condition.

An impairment of goodwill or other intangible assets would adversely affect our financial condition and results of operations.

As a result of the 2008 Anheuser-Busch acquisition, we recognized USD 32.9 billion of goodwill on our balance sheet and recorded several brands from the Anheuser-Busch business (including brands in the Budweiser brand family, the Michelob brand family, the Busch brand family and the Natural brand family) as intangible assets with indefinite life with a fair value of USD 21.4 billion. As of 31 December 2012, goodwill amounted to USD 51.8 billion and intangible assets with indefinite life amounted to USD 23.0 billion. If our business does not develop as expected, impairment charges may be incurred in the future that could be significant and that could have an adverse effect on our results of operations and financial condition.

We rely on the reputation of our brands.

Our success depends on our ability to maintain and enhance the image and reputation of our existing products and to develop a favorable image and reputation for new products. The image and reputation of our products may be reduced in the future; concerns about product quality, even when unfounded, could tarnish the image and reputation of our products. For example, in late February 2013, lawsuits were filed against us (which we will vigorously defend against) relating to the alcohol-by-volume in several of our beer brands that allege that the products contain lower alcohol-by-volume levels than what is stated on the labels. An event, or series of events, that materially damages the reputation of one or more of our brands could have an adverse effect on the value of that brand and subsequent revenues from that brand or business. Restoring the image and reputation of our products may be costly and may not be possible.

Moreover, our marketing efforts are subject to restrictions on the permissible advertising style, media and messages used. In a number of countries, for example, television is a prohibited medium for advertising alcoholic beverage products, and in other countries, television advertising, while permitted, is carefully regulated. For example, the Brazilian Federal Prosecutor’s Office (Ministério Público Federal) in 2012 filed suits against the Brazilian Government to increase the restriction of beer advertising in Brazil. Any additional restrictions in such countries, or the introduction of similar restrictions in other countries, may constrain our brand building potential and thus reduce the value of our brands and related revenues.

Negative publicity, perceived health risks and associated government regulation may harm our business.

Media coverage, and publicity generally, can exert significant influence on consumer behavior and actions. If the social acceptability of beer or soft drinks were to decline significantly, sales of our products could materially decrease. In recent years, there has been increased public and political attention directed at the alcoholic beverage and food and soft drink industries. This attention is the result of health concerns related to the harmful use of alcohol, including drunk driving, excessive, abusive and underage drinking, as well as health concerns such as obesity and diabetes related to the overconsumption of food and soft drinks. Negative publicity regarding alcohol or soft drink consumption, publication of studies that indicate a significant health risk from consumption of alcohol or soft drinks, or changes in consumer perceptions in relation to alcohol or soft drinks generally could adversely affect the sale and consumption of our products and could harm our business, results of operations, cash flows or financial condition as consumers and customers change their purchasing patterns. For example, the Global Monitoring Framework (GMF) for Non-Communicable Diseases (NCDs) approved by the Executive Board of the World Health Organization (WHO) in January 2013 raised the profile of health risks related to the harmful use of alcohol. After a year-long discussion and numerous consultations, the GMF for NCDs calls for at least a 10% relative reduction in the harmful use of alcohol, as appropriate, within national contexts. For example, the Russian and Ukrainian authorities are considering legislative changes linked to concerns about the harmful use of alcohol. Russia adopted bans on the sale of beer in kiosks and the sale of beer between the hours of 11:00 pm and 8:00 am, a ban on beer advertisements on television, internet, printed media, radio and outdoor beer advertisements and a further increase in excise taxes by 25%, 20% and 11% in 2013, 2014 and 2015, respectively. Other legislative proposals discussed in Russia include a ban on PET packaging, stricter regulations on the ingredients and definition of “beer” and new labelling and health warning requirements. For 2013, the excise tax rate was increased in the Ukraine from UAH 0.81/liter to UAH 0.87/liter, and the government continues to look at proposals such as banning the sale of beer in kiosks and other points of sale close to social institutions, banning beer advertising and further increasing excise taxes. Concerns over alcohol abuse and underage drinking have also caused governments, including those in Argentina, Brazil, Russia, the United Kingdom and the United States, to consider measures such as increased taxation, implementation of minimum alcohol pricing regimes or other restrictions upon our commercial freedoms.

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

We seek to limit our exposure to market fluctuations in these supplies by entering into medium- and long-term fixed-price arrangements. We have a limited number of suppliers of aluminum cans and glass bottles. Consolidation of the aluminum can industry, and glass bottle industry in certain markets in which we operate has reduced local supply alternatives and increased the risk of disruption to aluminum can, and glass bottle supplies. Although we generally have other suppliers of raw materials and packaging materials, the termination of or material change to arrangements with certain key suppliers, disagreements with suppliers as to payment or other terms, or the failure of a key supplier to meet our contractual obligations or otherwise deliver materials consistent with current usage would or may require us to make purchases from alternative suppliers, in each case at potentially higher prices than those agreed with this supplier, and this could have a material impact on our production, distribution and sale of beer and soft drinks and have a material adverse effect on our business, results of operations, cash flows or financial condition.

A number of our key brand names are both licensed to third-party brewers and used by companies over which we do not have control. However, we monitor brewing quality to ensure our high standards. For instance, our global brand Stella Artois is licensed to third parties in Algeria, Australia, Bulgaria, Croatia, Czech Republic, Hungary, Israel, New Zealand, and Romania, and another global brand, Beck’s, is licensed to third parties in Algeria, Bulgaria, Croatia, Hungary, Turkey, Australia, New Zealand, Romania, Serbia, Tunisia and Montenegro. Finally, Budweiser is licensed to third parties in, amongst other countries, Argentina, India, Japan, South Korea, Panama, Italy, Ireland and Spain. See “Item 4. Information on the Company—B. Business Overview—8. Licensing” for more information in this respect. To the extent that one of these key brand names or our joint ventures, investments in companies in which we do not own a controlling interest and our licensees are subject to negative publicity, it could have a material adverse effect on our business, results of operations, cash flows or financial condition.

For certain packaging supplies and raw materials, we rely on a small number of important suppliers. If these suppliers became unable to continue to meet our requirements, and we are unable to develop alternative sources of supply, our operations and financial results could be adversely affected.

The consolidation of retailers may adversely affect us.

The retail industry in Europe and in many countries in which we operate continues to consolidate. Large retailers may seek to improve profitability and sales by asking for lower prices or increased trade spending. Although retailers purchase products from wholesalers (including in a number of markets, from our wholesaler operations), rather than directly from us, the efforts of retailers could result in reduced profitability for the beer industry as a whole and indirectly adversely affect our financial results.

We could incur significant costs as a result of compliance with, and/or violations of or liabilities under, various regulations that govern our operations.

Our business is highly regulated in many of the countries in which we or our licensed third partners operate. The regulations adopted by the authorities in these countries govern many parts of our operations, including brewing, marketing and advertising (in particular to ensure our advertising is directed to individuals of legal drinking age), transportation, distributor relationships and sales. We may be subject to claims that we have not complied with existing laws and regulations, which could result in fines, penalties or loss of operating licenses. We are also routinely subject to new or modified laws and regulations with which we must comply in order to avoid claims, fines and other penalties, which could adversely impact our business, results of operations and financial condition. We may also be subject to laws and regulations aimed at reducing the availability of beer products in some of our markets to address alcohol abuse and other social issues. There can be no assurance that we will not incur material costs or liabilities in connection with compliance with applicable regulatory requirements, or that such regulation will not interfere with our beer or soft drinks businesses.

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

We are now and may in the future be party to legal proceedings and claims and significant damages may be asserted against us. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings” and “Item 5. Operating and Financial Review—H. Contractual Obligations and Contingencies—Contingencies” and note 31 to our audited consolidated financial statements as of 31 December 2012 and 2011, and for the three years ended 31 December 2012 for a description of certain material contingencies which we believe are reasonably possible (but not probable) to be realized. Given the inherent uncertainty of litigation, it is possible that we might incur liabilities as a consequence of the proceedings and claims brought against us, including those that are not currently believed by us to be reasonably possible.

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

Taxation on our beer and non-beer products in the countries in which we operate is comprised of different taxes specific to each jurisdiction, such as excise and other indirect taxes. In many jurisdictions, such excise and other indirect taxes make up a large proportion of the cost of beer charged to customers. Increases in excise and other indirect taxes applicable to our products either on an absolute basis or relative to the levels applicable to other beverages tend to adversely affect our revenue or margins, both by reducing overall consumption of our products and by encouraging consumers to switch to other categories of beverages. These increases also adversely affect the affordability of our products and our profitability. In 2012, Brazil, France, Russia, Ukraine and the United Kingdom adopted legislation to increase beer excise taxes.

On 1 January 2010, Russia implemented an increase in the excise tax on regular-strength beer by 200% and, in 2009, Ukraine almost doubled the excise taxes on all beers. Since that time, taxes continue to increase. For example, as of 1 January 2011, the water tax in Ukraine further increased by 65%. In 2012, the Russian Parliament again passed a law to index excise taxes by 25%, 20% and 11% in 2013, 2014 and 2015, respectively, and Ukraine also increased its excise tax on beer. These tax increases have resulted in significant price increases in both countries, and continue to reduce our sales of beer. See “—Negative publicity, perceived health risks and associated government regulation may harm our business.”

In the United States, the brewing industry is subject to significant taxation. The U.S. federal government currently levies an excise tax of USD 18 per barrel (equivalent to 1.1734776 hectoliters) on beer sold for consumption in the United States. All states also levy excise and/or sales taxes on alcoholic beverages. From time to time, there are proposals to increase these taxes, and in the future these taxes could increase. Increases in excise taxes on alcohol could adversely affect our United States business and its profitability.

Minimum pricing is another form of fiscal regulation that can affect our company’s profitability. In 2012, the Scottish Government legislated to introduce a minimum unit price for alcoholic beverages. However, the implementation faces a delay, as the measure has been challenged in the Scottish courts and at the EU level. In November 2012, the UK Government published for consultation its own proposal to introduce a minimum unit price for alcoholic beverages, and Northern Ireland and the Republic of Ireland are also considering introducing a cross-border minimum unit price for alcoholic beverages.

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

While we have continuously invested in reducing our environmental risks and budgeted for future capital and operating expenditures to maintain compliance with environmental laws and regulations, there can be no assurance that we will not incur substantial environmental liability or that applicable environmental laws and regulations will not change or become more stringent in the future.

We operate a joint venture in Cuba, in which the Government of Cuba is our joint venture partner. Cuba has been identified by the U.S. Department of State as a state sponsor of terrorism and is targeted by broad and comprehensive economic and trade sanctions of the United States. Our operations in Cuba may adversely affect our reputation and the liquidity and value of our securities.

We own indirectly a 50% equity interest in Cerveceria Bucanero S.A., a Cuban company in the business of producing and selling beer. The other 50% equity interest is owned by the Government of Cuba. Cerveceria Bucanero S.A. is operated as a joint venture in which we appoint the general manager. Cerveceria Bucanero S.A.’s main brands are Bucanero and Cristal. In 2012, Cerveceria Bucanero S.A. sold 1.2 million hectoliters, representing about 0.31% of our global volume of 403 million hectoliters for the year. Although Cerveceria Bucanero S.A.’s production is primarily sold in Cuba, a small portion of its production is exported to and sold by certain distributors in other countries outside Cuba (but not the United States). Cerveceria Bucanero S.A. also imports and sells in Cuba a quantity of Beck’s branded products produced by one of our German subsidiaries that is less than 5,000 hectoliters.

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

We rely on information technology systems to process, transmit, and store electronic information. A significant portion of the communication between our personnel, customers, and suppliers depends on information technology. As with all large systems, our information systems may be vulnerable to a variety of interruptions due to events beyond our control, including, but not limited to, natural disasters, terrorist attacks, telecommunications failures, computer viruses, hackers or other security issues.

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

We experience from time to time attempted breaches of our technology systems and networks. In 2012, we experienced and expect to continue experiencing attempted breaches of our technology systems and networks. None of the attempted breaches on our systems (as a result of cyber-attacks, security breaches or similar events) had a material impact on our business or operations or resulted in material unauthorized access to our data.

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

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection

Auditors of companies that are registered with the U.S. Securities and Exchange Commission and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the U.S. Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because our auditors are located in Belgium, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Belgian authorities, our auditors are not currently inspected by the PCAOB.

This lack of PCAOB inspections in Belgium prevents the PCAOB from regularly evaluating audits and quality control procedures of any auditors operating in Belgium, including our auditors. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in Belgium makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of Belgium that are subject to PCAOB inspections.

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

As of 31 December 2012, our controlling shareholder (Stichting Anheuser-Busch InBev) owned 41.27% of our voting rights (and Stichting Anheuser-Busch InBev and certain other entities acting in concert with it held, in the aggregate, 52.23% of our voting rights), in each case based on the number of our shares outstanding on 31 December 2012 (see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders”).

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

Our shares currently trade on Euronext Brussels in euros and our ADSs trade on the New York Stock Exchange (“NYSE”) in U.S. dollars. Fluctuations in the exchange rate between the U.S. dollar and the euro may result in temporary differences between the value of our ADSs and the value of our ordinary shares, which may result in heavy trading by investors seeking to exploit such differences. For example, uncertainty regarding the ability of eurozone governments to resolve the eurozone sovereign debt crisis, including the possibility of an exit by one or more eurozone countries from the single currency, could lead to euro exchange rates becoming highly volatile and unpredictable. Similarly, uncertainty over fiscal and budgetary challenges in the United States may negatively impact global economic conditions, and could trigger sharply increased trading and consequent market fluctuations, which would increase the volatility of, and may have an adverse effect upon, the price of our shares or ADSs.

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

We are relying on a provision in the NYSE Listed Company Manual that allows us to follow Belgian corporate law and the Belgian Corporate Governance Code with regard to certain aspects of corporate governance. This allows us to continue following certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the NYSE. In particular, the NYSE rules require a majority of the directors of a listed U.S. company to be independent while, in Belgium, only three directors need be independent. Our board currently comprises three independent directors and eight non-independent directors. See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Board of Directors.” The NYSE rules further require that each of the nominating, compensation and audit committees of a listed U.S. company be comprised entirely of independent directors. However, the Belgian Corporate Governance Code recommends only that a majority of the directors on each of these committees meet the technical requirements for independence under Belgian corporate law. All voting members of the Audit Committee are independent under the NYSE rules and Rule 10A-3 of the Securities Exchange Act of 1934. Our Nomination Committee and Remuneration Committee have members who would not be considered independent under NYSE rules, and therefore our Nomination Committee and Remuneration Committee would not be in compliance with the NYSE Corporate Governance Standards for domestic issuers in respect of independence of these committees. However, both our Nomination Committee and Remuneration Committee are composed exclusively of non-executive directors who are independent of management and whom we consider to be free of any business or other relationship which could materially interfere with the exercise of their independent judgment. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—General—Information about Our Committees.”

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

We are the world’s largest brewing company by volume, and one of the world’s four largest consumer products companies. As a consumer-centric, sales-driven company, we produce, market, distribute and sell a strong, balanced portfolio of well over 200 beer brands. These include global flagship brands Budweiser, Stella Artois and Beck’s; multi-country brands such as Leffe and Hoegaarden; and many “local champions” such as Bud Light, Michelob, Skol, Brahma, Antarctica, Quilmes, Jupiler, Hasseroder, Klinskoye, Sibirskaya Korona, Chernigivske, Harbin and Sedrin. We also produce and distribute soft drinks, particularly in Latin America.

Our brewing heritage and quality are rooted in brewing traditions that originate from the Den Hoorn brewery in Leuven, Belgium, dating back to 1366, and those of Anheuser & Co. brewery, established in 1852 in St. Louis, U.S.A. As of 31 December 2012, we employed approximately 118,000 people, with operations in 23 countries across the world. Given the breadth of our operations, we are organized along seven business zones or segments: North America, Latin America North, Latin America South, Western Europe, Central & Eastern Europe, Asia Pacific and Global Export & Holding Companies. The first six correspond to specific geographic regions in which our operations are based. As a result, we have a global footprint with a balanced exposure to developed and developing markets and production facilities spread across our six geographic regions.

We have significant brewing operations within the developed markets of North America, and the North America business zone accounted for 31.1% of our consolidated volumes for the year ended 31 December 2012. We also have significant exposure to fast-growing developing markets in Latin America North (which accounted for 31.3% of our consolidated volumes in the year ended 31 December 2012), Asia Pacific (which accounted for 14.3% of our consolidated volumes in the year ended 31 December 2012) and Latin America South (which accounted for 8.5% of our consolidated volumes in the year ended 31 December 2012).

Our 2012 volumes (beer and non-beer) were 403 million hectoliters and our revenue amounted to USD 39.8 billion.

On 29 June 2012, we announced our agreement to acquire the remaining stake in Grupo Modelo that we do not already own in cash in a transaction valued at USD 20.1 billion, subject to regulatory approvals in the United States and Mexico and other customary closing conditions. See details in “—History and Development of the Company” below.

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

In 1987, the two largest breweries in Belgium merged: Brouwerijen Artois NV, located in Leuven, and Brasserie Piedboeuf SA, founded in 1853 and located in Jupille, resulting in the formation of Interbrew SA (“Interbrew”). Following this merger, Interbrew acquired a number of local breweries in Belgium. By 1991, a second phase of targeted external growth began outside Belgium’s borders. The first transaction in this phase took place in Hungary with the acquisition of Borsodi Sorgyar in 1991, followed in 1995 by the acquisition of John Labatt Ltd. in Canada and then in 1999 by a joint venture with SUN Brewing in Russia and Ukraine.

Interbrew operated as a family-owned business until December 2000, the time of its initial public offering on Euronext Brussels.

The period since the listing of Interbrew on Euronext Brussels has been marked by increasing geographical diversification. In 2000, Interbrew acquired Bass Brewers and Whitbread Beer Company in the United Kingdom, and in 2001 it established itself in Germany with the acquisition of Brauerei Diebels GmbH & Co KG. This was followed by the acquisition in 2002 of Brauerei Beck GmbH & Co KG. and of the Gilde Group. In 2002, Interbrew strengthened its position in China by acquiring stakes in the K.K. Brewery and the Zhujiang Brewery. In 2004, Interbrew acquired Spaten-Franziskaner Bräu KGaA.

2004 marked a significant event in our history: the combination of Interbrew and Ambev, a Brazilian company listed (and currently still listed) on the New York Stock Exchange and on the São Paulo Stock Exchange, resulting in the creation of InBev. At the time of the combination, Ambev was the world’s fifth largest brewer, with a significant presence in the Brazilian market, as well as strong positions throughout Latin America. As of 31 December 2012, we had a 74.05% voting interest in Ambev, and a 61.87% economic interest.

In 2003, we also acquired, through Ambev, our initial 50.64% interest in Quilmes Industrial S.A. (“Quinsa”), thereby strengthening our foothold in Argentina, Bolivia, Chile, Paraguay and Uruguay. Following a series of transactions and a restructuring in 2010, Ambev now owns 100% of the total share capital of the holding company with operating subsidiaries in Argentina and other South American countries. The Ambev and Quinsa transactions allowed InBev to position itself in the Latin American beer market and also to gain a presence in the soft drinks market (as Ambev is one of PepsiCo’s largest independent bottlers in the world).

In 2004, InBev acquired the China brewery activities of the Lion Group.

In 2004, InBev and Sun Trade (International) Ltd. (“Sun Trade”), the controlling shareholders of Sun Interbrew Ltd. reached an agreement whereby InBev acquired Sun Trade’s voting and economic interests in Sun Interbrew Plc (then known as “Sun Interbrew Ltd.”). Furthermore, in January 2005, InBev reached an agreement with Alfa-Eco, whereby InBev acquired all of Alfa-Eco’s holding of voting and non-voting shares in Sun Interbrew Ltd. On completion of the above transaction, and taking into consideration market purchases performed in 2005, InBev owned a 99.8% economic interest in Sun Interbrew Ltd.

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

On 13 July 2008, InBev and Anheuser-Busch announced their agreement to combine the two companies by way of an offer by InBev of USD 70 per share in cash for all outstanding shares of Anheuser-Busch. The total amount of funds necessary to consummate the 2008 Anheuser-Busch acquisition was approximately USD 54.8 billion, including the payment of USD 52.5 billion to shareholders of Anheuser-Busch, refinancing certain Anheuser-Busch indebtedness, payment of all transaction charges, fees and expenses and the amount of fees and expenses and accrued but unpaid interest to be paid on Anheuser-Busch’s outstanding indebtedness. InBev shareholders approved the 2008 Anheuser-Busch acquisition at InBev’s extraordinary shareholders meeting on 29 September 2008 and, on 12 November 2008, a majority of Anheuser-Busch shares voted to approve the transaction at a special shareholders meeting of Anheuser-Busch. The 2008 Anheuser-Busch acquisition was completed, and the certificate of merger filed, on 18 November 2008. As a result of the merger, we changed our name to Anheuser-Busch InBev SA/NV.

In November 2008, InBev agreed to divest the assets of InBev USA LLC as a condition for clearance from the U.S. Department of Justice for its acquisition of Anheuser-Busch. On 13 March 2009, we announced that we had completed the sale of the assets of InBev USA LLC (d/b/a Labatt USA) to an affiliate of KPS Capital Partners, LP. Under the terms of the agreement announced on 23 February 2009, KPS Capital Partners, LP acquired the assets of Labatt USA and an exclusive license, granted by Labatt, (i) to brew Labatt branded beer in the United States or Canada solely for sale for consumption in the United States; (ii) to distribute, market and sell Labatt branded beer for consumption in the United States; and (iii) to use the relevant trademarks and intellectual property to do so. On 11 August 2009, the U.S. District Court for the District of Columbia gave final approval to the settlement proposed by the U.S. Department of Justice in connection with our acquisition.

Beginning in 2003, Anheuser-Busch participated in a strategic alliance with Tsingtao, one of the largest brewers in China and producer of the Tsingtao brand. Through the 2008 Anheuser-Busch acquisition, we acquired Anheuser-Busch’s 27% economic ownership interest and a 20% voting interest in Tsingtao. On 30 April 2009, we completed the sale of a 19.9% minority stake in Tsingtao to Asahi Breweries, Ltd. On 8 May 2009, we announced that we had entered into an agreement with a private investor, Mr. Chen Fashu, to sell our remaining 7% stake in Tsingtao. On 5 June 2009, we announced that the transaction had closed.

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

On 2 December 2009, we completed the sale of our Central European operations to CVC Capital Partners for an enterprise value of USD 2.2 billion, of which USD 1.6 billion was cash, USD 448 million was received as an unsecured deferred payment obligation with a six-year maturity and USD 165 million represents the estimated value to minorities. Under the terms of the agreement, our operations in Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Hungary, Montenegro, Romania, Serbia and Slovakia were sold. On 15 July 2011, the deferred payment obligation, including accrued interest, was sold for USD 0.5 billion in cash. At the time of the 2009 sale to CVC Capital Partners, we also received additional rights under a Contingent Value Right Agreement to a future payment that was contingent on CVC’s return on its initial investments. On 15 June 2012, CVC sold the business to Molson Coors Brewing Company for an aggregate consideration of EUR 2.65 billion. We believe that as a result of the sale to Molson, the return earned by CVC Capital Partners triggered our right to a further payment under the CVR Agreement. On 25 October 2012, CVC Capital Partners issued proceedings against us in the English Commercial Court in relation to the CVR Agreement and sought a declaration that the return it received following the sale to Molson did not trigger our right to payment. We served our defense and counterclaim on 19 December 2012. The amount we are able to recover will depend on discovery and calculation criteria to be explored at trial.

By the end of 2009, we had completed our formal divestiture program resulting from the 2008 Anheuser-Busch acquisition, exceeding our target of USD 7.0 billion, with approximately USD 9.4 billion of asset disposals of which approximately USD 7.4 billion were realized cash proceeds.

On 20 October 2010, Ambev and Cerveceria Regional S.A. closed a transaction pursuant to which they combined their businesses in Venezuela, with Regional owning an 85% interest and Ambev owning the remaining 15% in the new company, which may be increased to 20% over the next four years.

On 28 February 2011, we closed a transaction with Dalian Daxue Group Co., Ltd and Kirin (China) Investment Co., Ltd to acquire a 100% equity interest in Liaoning Dalian Daxue Brewery Co., Ltd., which is among the top three breweries in Liaoning province. Daxue brews, markets and distributes major beer brands including “Daxue”, “Xiao Bang” and “Da Bang” which are popular beer brands in the south of Liaoning province, with a total sales volume of over two million hectoliters in 2010.

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

Effective as of 1 October 2011, our subsidiary Anheuser-Busch Companies, Inc., a Delaware corporation, converted to Anheuser-Busch Companies, LLC, pursuant to Section 266 of the Delaware General Corporation Law and Section 18-214 of the Delaware Limited Liability Company Act.

On 30 December 2011, we acquired Premium Beers of Oklahoma in Oklahoma City, United States, a major wholesaler in that territory.

On 11 May 2012, Ambev and E. León Jimenes S.A. (“ELJ”), which owned 83.5% of Cervecería Nacional Dominicana S.A. (“CND”), entered into a transaction to form a strategic alliance to create the leading beverage company in the Caribbean through the combination of their businesses in the region. Ambev’s initial indirect interest in CND was acquired through a cash payment of USD 1.0 billion and the contribution of Ambev Dominicana. Separately, Ambev Brazil acquired an additional stake in CND of 9.3%, which was owned by Heineken N.V., for USD 237 million at the closing date. During the second half of 2012, as part of the same transaction, Ambev acquired an additional 0.99% stake from other minority holders, through a cash payment of USD 36 million. As of 31 December 2012, Ambev owns a total indirect interest of 52.0% in CND.

On 29 June 2012, we announced an agreement with Grupo Modelo agreeing to acquire the remaining stake in Grupo Modelo that we do not already own for USD 9.15 per share in cash in a transaction valued at USD 20.1 billion. Completion of the combination with Grupo Modelo has been conditioned upon, among other things, antitrust approval from U.S. and Mexican authorities. In a related transaction, it was announced on 29 June 2012 that Grupo Modelo would sell its existing 50% stake in Crown Imports, the joint venture that imports and markets Grupo Modelo’s brands in the United States, to Constellation for USD 1.85 billion, giving Constellation 100% ownership and control. In February 2013, we announced a revised agreement with Constellation valued at USD 2.9 billion, which has been conditioned upon, among other things, any antitrust clearance from U.S. and Mexican authorities that may be required. For further information, see “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings—Anheuser-Busch InBev SA/NV—Grupo Modelo Transaction” and “Item 8. Financial Information—B. Significant Changes.”

On 21 September 2012, we entered into an agreement with Dragon Group to acquire its stake in Keytop group for an aggregate purchase price anticipated to be approximately USD 400 million. The Keytop group owns majority participations in four breweries located in the Jiangxi, Henan and Shandong provinces in China. This acquisition is expected to support our growth strategy in China through the addition of approximately nine million hectoliters in total production capacity, and the closing of the acquisition is subject to customary regulatory approvals.

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

Strengths

We believe that the following key strengths will drive the realization of our strategic goals and reinforce our competitive position in the marketplace:

Global platform with strong market positions in key markets

We are the world’s largest brewing company and believe we hold leading positions in the majority of our key markets. We have strong market positions based on strong brands and the benefits of scale. We believe this positions us well to deploy significant resources in sales and marketing to build and maintain our brands, achieve attractive sourcing terms, generate cost savings through centralization and operate under a lean cost structure. Our global reach provides us with a strong platform to grow our global and multi-country brands, while developing local brands tailored to regional tastes. We benefit from a global distribution network which, depending on the location, is either owned by us or is based on strong partnerships with wholesalers and local distributors.

We believe that in 2012 the approximate industry volumes and our approximate market shares by volume in the world’s six largest beer markets by volume are as follows:

	Total industry volume (million hectoliters)(1)	Our market share (%)(1)
China	429.0	13.4
United States	238.6	47.6
Brazil	126.5	68.5
Russia	85.6	15.6
Germany	84.1	9.4
United Kingdom	44.2	17.8

Note:

(1)	Total industry volume figures are based on total beer industry sales or consumption volumes in the relevant market, except for the China volume figures, which are based on total industry production volumes, and both Russia and Brazil volume figures, which are based on retail audits. Sources: China—Seema International Limited; United States—Beer Institute and SymphonyIRI; Brazil—AC Nielsen Audit Total Trade; Russia—AC Nielsen Audit Off Trade; Germany—German Brewers Association (GBA); United Kingdom—British Beer and Pub Association.

We have been the global leader in the brewing industry by volume for the past three years. Measured by EBITDA, as defined, for 2012, we are ranked among the top four consumer products companies worldwide. We have significant positions in the United States and Brazil, two of the most stable and profitable beer markets in the world, and in China, the world’s largest beer market by volume. Management believes that it can realize significant upside potential by continuing to roll out Anheuser-Busch InBev’s brands using our global distribution platform.

Geographic diversification

Our geographically diversified platform balances the growth opportunities of developing markets with the stability and strength of developed markets. With significant operations in both the Southern and Northern Hemispheres, we benefit from a natural hedge against market, economic and seasonal volatility. Developed markets represented approximately 51.0% of our 2012 operating profit and developing markets represented 49.0% of our 2012 operating profit.

Strong brand portfolio with global, multi-country and local brands

Our strong brand portfolio addresses a broad range of demand for different types of beer and offers a range of international and local brands in our Zones in three brand categories:

•

Global brands: Capitalizing on common values and experiences which appeal to consumers across borders, our global brands of Budweiser, Stella Artois and Beck’s have the strength to be marketed worldwide;

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

Strong innovation and brand development capabilities

As a consumer-centric, sales-driven company, we continue to strive to understand the values, lifestyles and preferences of both today’s and tomorrow’s consumers, building fresh appeal and competitive advantage through innovative products and services tailored to meet those needs. We believe that consumer demand can be best anticipated by a close relationship between our innovation and insight teams in which current and expected market trends trigger and drive research processes. Successful examples of recently developed products include Beck’s Sapphire, Bud Light Platinum, Bud Light Lime Lime-A-Rita (United States), Skol 360 and Antarctica Sub-Zero (Brazil), Quilmes “Night” (Argentina), Stella Artois Cidre (United Kingdom), Leffe Royale (Belgium), Franziskaner Royal (Germany), Chernigivske Chezz (Ukraine) and Harbin Ice GD (China).

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

•	the acquisition of Beck’s in 2002, which today is the number one German beer in the world, with distribution in over 80 countries;

•	the combination of Ambev and Quilmes in 2003, where Quilmes’ operating profit increased substantially from 2003 to 2008;

•	Ambev gaining control of Labatt in 2004, where profitability increased by approximately 10% within the first three years;

•	the creation of InBev in 2004, through the combination of Ambev and Interbrew, where operating profit margin has increased from 11.9% on a standalone basis in 2003 to 22.7% in 2008; and

•	our successful merger and integration of the Anheuser-Busch and InBev businesses starting in 2008.

Our strong track record also extends to successfully integrating portfolios of brands such as Spaten-Löwenbräu in 2003 and leveraging cross-selling potential and distribution networks such as the distribution of Stella Artois through Ambev’s channels in Latin America.

If the proposed combination with Grupo Modelo closes as expected, we believe that the combination should yield annual synergies of approximately USD 1 billion. These synergies are expected to be phased in over the first four years following the closing of the transaction and are expected to come from economies of scale through combined purchasing opportunities and the sharing of best practices around the world.

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

A clear and consistent business model is fundamental to our strategy

Our business model is focused on organic growth. We aim to create sustainable value for our shareholders through revenue growth ahead of the industry and strong cost management, leading to margin enhancement. The business model is supported by strict financial discipline in the generation and use of cash, including selective external growth opportunities, and is underpinned by our powerful Dream-People-Culture platform.

First, we aim to grow our revenue ahead of the benchmark of industry volume growth plus inflation, on a country by country basis.

•	We aim to do this through strong consumer preference for our brands, continued premiumization of our brand portfolio, and sales and marketing investment.

•	We seek to win new consumers and secure their long term loyalty.

•	In a rapidly changing marketplace, we focus on understanding consumer needs and aim to achieve high levels of connection with our brands by delivering on those needs.

•	We intend to further strengthen brand innovation in order to stay ahead of market trends and maintain consumer appeal.

•

In partnership with distributors, off-trade retailers and on-trade points of sale, we seek to build connection with our consumers at the point-of-sale by further improving the quality of the consumer’s shopping experience and consumption occasions.

•	We have established a number of consumer-dedicated activities, such as specific outdoor events, which are designed to provide consumers with a brand experience that exceeds the pure enjoyment of beer.

•	We leverage social media platforms to reach out to existing and potential consumers. Social media is becoming increasingly important to the development of our brands.

Second, we strive to continuously improve efficiency by unlocking the potential for variable and fixed cost savings.

•

We aim to maintain long-term cost increases at below inflation, benefiting from the application of cost efficiency programs such as ZBB and VPO, internal and external benchmarking, as well as from our scale.

•	We aim to leverage the Global Procurement Center, located in Belgium, to generate further cost synergies and leverage supplier relationships to bring new ideas and innovation to our business.

•

Our management believes cost savings are not yet fully realized across all geographies, and will continue to share best practices across all functions, as well as benchmark performance externally against other leading companies.

•	A combination of revenue growth ahead of the industry and inflation and cost increases below inflation should enable us to deliver on our commitment to long term margin enhancement.

Finally, we will continue to exercise strict financial discipline in the generation and use of cash.

•

We have consistently demonstrated our ability to generate significant operating cash flow from growth in our operating activities, tight working capital management and a disciplined approach to capital expenditure.

•	Since our combination with Anheuser-Busch in 2008, we focused on deleveraging the company and achieved our optimal capital structure by the end of 2012, in line with our commitment.

•

In the absence of appropriate external growth opportunities, surplus cash flow should be returned to shareholders with dividends being a more predictable growing flow, balanced with share buy-back programs, while maintaining an optimal capital structure.

While organic growth is the focus for our management, we will continue to drive external growth as and when appropriate opportunities arise.

•

Our management has repeatedly demonstrated its ability to successfully integrate acquisitions and drive revenue growth ahead of our competitors. External growth will remain an opportunity in the future.

•

The combination between Anheuser-Busch and InBev has provided us with global scale and a global footprint, and we see significant opportunities to continue to internationalize Anheuser-Busch’s key brands.

•

The combination with Grupo Modelo is also expected to create a significant growth opportunity worldwide from combining two leading brand portfolios and distribution networks. It would bring together five of the top six and seven of the top ten most valuable beer brands in the world, each with distinct brand imagery and consumer positioning. The combined company would unite Grupo Modelo’s number one position in Mexico, the world’s fourth-largest profit pool for beer companies, with our leading global position, further increasing our exposure to fast-growing developing markets. There will be meaningful opportunities to grow Corona globally outside the United States given our established platform for distribution worldwide and the resources at its disposal as the leading global brewer.

General factors facilitate the implementation of our corporate strategy

We have identified certain key tools which we believe will enable us to implement our corporate strategy, including:

•	a disciplined approach to innovation at all levels, aimed at revitalizing the beer category and increasing our share of value and our market share;

•	a strong company culture, investing in people and maintaining a strong target-related compensation structure;

•	best-in-class financial discipline spread throughout the whole organization; and

•	creating a Better World by supporting social responsibility initiatives connected to our business objectives and our consumers.

2.	PRINCIPAL ACTIVITIES AND PRODUCTS

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

The table below sets out the main brands we sell in the markets listed below.

Market	Global brands	Multi-country brands	Local brands
North America
Canada	Beck’s, Budweiser, Stella Artois	Hoegaarden, Leffe	Beer: Alexander Keith’s, Bass, Bud Light, Kokanee, Labatt, Lakeport, Lucky, Oland
Mexico (Grupo Modelo)	Budweiser		Beer: Corona, Bud Light
United States	Beck’s, Budweiser, Stella Artois	Hoegaarden, Leffe	Beer: Bass, Bud Light, Busch, Goose Island, Michelob, Natural Light, Shock Top
Latin America
Argentina	Budweiser, Stella Artois	Hoegaarden, Leffe	Beer: Andes, Brahma, Norte, Patagonia, Quilmes Soft drinks: 7UP, Pepsi, H2OH!
Bolivia	Stella Artois	—	Beer: Ducal, Paceña, Taquiña Soft drinks: 7UP, Pepsi
Brazil	Budweiser, Stella Artois	Hoegaarden, Leffe	Beer: Antarctica, Bohemia, Brahma, Skol Soft drinks: Guaraná Antarctica, Pepsi

Market	Global brands	Multi-country brands	Local brands
Chile	Budweiser, Stella Artois	—	Beer: Baltica, Becker, Brahma
Dominican Republic	Budweiser	—	Beer: Brahma, Presidente Soft drinks: Pepsi, 7UP, Red Rock
Ecuador	Budweiser	—	Beer: Brahma
Guatemala	Budweiser	—	Beer: Brahva
Paraguay	Budweiser, Stella Artois	—	Beer: Baviera, Brahma, Ouro Fino, Pilsen
Peru	Stella Artois	—	Beer: Brahma, Zenda Soft drinks: Concordia, Pepsi, 7UP, Triple Kola
Uruguay	Budweiser, Stella Artois	—	Beer: Pilsen, Norteña, Patricia Soft drinks: 7UP, Pepsi, H20h
Western Europe
Belgium	Beck’s, Budweiser, Stella Artois	Hoegaarden, Leffe	Beer: Belle-Vue, Jupiler, Vieux Temps
France	Beck’s, Budweiser, Stella Artois	Hoegaarden, Leffe	Beer: Belle-Vue, Boomerang, Loburg
Germany	Beck’s	—	Beer: Diebels, Franziskaner, Haake-Beck, Hasseröder, Löwenbräu, Spaten, Gilde
Luxembourg	Beck’s, Stella Artois	Hoegaarden, Leffe	Beer: Diekirch, Jupiler, Mousel
Netherlands	Beck’s, Stella Artois	Hoegaarden, Leffe	Beer: Dommelsch, Jupiler, Hertog Jan
United Kingdom	Beck’s, Budweiser, Stella Artois	Hoegaarden, Leffe	Beer: Bass, Boddingtons, Brahma, Whitbread, Mackeson
Italy	Beck’s, Budweiser, Stella Artois	Hoegaarden, Leffe	Beer: Franziskaner, Löwenbräu, Spaten
Central & Eastern Europe
Russia	Bud, Stella Artois	Hoegaarden, Leffe	Beer: Bagbier, Brahma, Klinskoye, Löwenbräu, Sibirskaya Korona, T, Tolstiak
Ukraine	Beck’s, Bud, Stella Artois	Hoegaarden, Leffe	Beer: Chernigivske, Rogan, Yantar
Asia Pacific
China	Beck’s, Budweiser, Stella Artois	Hoegaarden, Leffe	Beer: Double Deer, Harbin, Jinling, Jinlongquan, KK, Sedrin, Shiliang

The table below sets out our sales broken down by business zone for the periods shown:

	2012		2011		2010
Market	Revenue(1) (USD million)	Revenue (% of total)	Revenue(1) (USD million)	Revenue (% of total)	Revenue(1) (USD million)	Revenue (% of total)
North America	16,028	40.3%	15,304	39.2%	15,296	42.1%
Latin America North	11,455	28.8%	11,524	29.5%	10,018	27.6%
Latin America South	3,023	7.6%	2,704	6.9%	2,182	6.0%
Western Europe	3,625	9.1%	3,945	10.2%	3,937	10.8%
Central & Eastern Europe	1,668	4.2%	1,755	4.5%	1,619	4.5%
Asia Pacific	2,690	6.8%	2,317	5.9%	1,767	4.9%
Global Export & Holding Companies	1,270	3.2%	1,496	3.8%	1,479	4.1%

Total	39,758	100%	39,046	100%	36,297	100%

Notes:

(1)	Gross revenue (turnover) less excise taxes and discounts. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to our customers.

For a discussion of changes in revenue, see “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2012 Compared to the Year Ended 31 December 2011—Revenue” and “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2011 Compared to the Year Ended 31 December 2010—Revenue.”

The table below sets out the breakdown between our beer and non-beer volumes and revenue. Based on our actual historical financial information for these periods, our non-beer activities accounted for 11.9% of consolidated volumes in 2012, 11.5% of consolidated volumes in 2011, and 11.5% of consolidated volumes in 2010. In terms of revenue, our non-beer activities generated 9.7% of consolidated revenue in 2012, compared to 11.0% in 2011 and 10.1% in 2010 based on our actual historical financial information for these periods.

	Beer			Non-Beer(3)			Consolidated
	2012	2011	2010	2012	2011	2010	2012	2011	2010
Volume(1) (million hectoliters)	355	353	353	48	46	46	403	399	399
Revenue(2) (USD million)	35,914	34,747	32,616	3,844	4,299	3,681	39,758	39,046	36,297

Notes:

(1)	Volumes include not only brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network, particularly in Western Europe. Our pro-rata shares of volumes in Grupo Modelo are not included in this table.
(2)	Gross revenue (turnover) less excise taxes and discounts. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to our customers.
(3)	The non-beer category includes soft drinks and certain other beverages, such as Stella Artois Cidre.

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

Our brands are situated across all these categories. For instance, a global brand like Stella Artois generally targets the premium category across the globe, while a local brand like Natural Light targets the value category in the United States. In the United States, Bud Light targets the premium light or mainstream category, which is equivalent to the core category in other markets. We have a particular focus on core to premium categories, but will be present in the value segment if the market structure in a particular country necessitates.

We make clear category choices and, within those categories, clear brand choices. Examples of these choices include the focus on the core Quilmes brand in Argentina, on the core category in Brazil, on the light and premium categories in Canada, on core and premium brands in Russia and on the international premium, domestic premium and core categories in China. The majority of our resources are directed to our “focus brands,” those brands that we believe have the greatest growth potential in their relevant consumer categories. In 2012, our focus brands accounted for 69% of our volume.

From the early 2000s through 2007, we observed a trend where the premium category drove growth in the beer industry. Based on this trend, we established a strategy to select focus brands in certain markets (such as our North America, Western Europe and Central & Eastern Europe business zones) within the core and premium categories. Consumer preferences can change over time, especially in the face of challenging economic circumstances, such as those faced in many markets between 2008 and 2012. However, we believe we are well placed to deal with short-term trend changes from a portfolio perspective, particularly in key countries like the United States, while continuing our long-standing strategy of accelerating growth in the core and premium beer categories. Our own United States business saw positive mix change in 2012. We aim to continue our strategy of focusing on selected brands, which seeks to address consumers’ desire to trade up from value to core and from core to premium. Another trend is the growing need for consumer choice. Again, with our strong brand portfolio and best practice sharing, we believe we are well-placed to take advantage of this opportunity.

Our portfolio includes three global beers with worldwide distribution:

•

Budweiser, which we consider to be the United States’ first truly national beer brand, had an 8% share of the U.S. market (based on Beer Marketer’s Insights estimates). Budweiser is our number one global flagship brand with global volumes returning to growth in 2010 after many years of decline. This trend continued in 2011 and 2012, due in part to the August 2011 launch of Budweiser in Brazil and the 2012 launch of Bud in Ukraine. Global Budweiser volumes grew 6.3% in 2012, and the brand accounted for 11% of our total company volumes. Budweiser sold outside the United States now represents over 51% of global Budweiser volume, driven by strong growth in China, a sharp volume increase in Bud sales in Russia, and gains in the premium segment in Brazil. Budweiser has confirmed its sponsorship of the 2014, 2018 and 2022 FIFA World CupsTM. Budweiser is also a sponsor of the FA Cup in the United Kingdom for the three years starting in 2012.

•

Stella Artois, the number one Belgian beer in the world according to Plato Logic Limited. Stella currently is distributed in over 70 countries worldwide and has strong global potential. The brand can rely on a heritage dating back to our foundations in 1366. Stella Artois is a premium lager. Building upon the strength of the brand in the United Kingdom, we launched Stella Artois Cidre in April 2011 and launched Stella Artois Cidre Pear in June 2012.

•

Beck’s, the number one German export beer in the world according to Plato Logic Limited, which is distributed in over 80 countries. Beck’s has been brewed using only four key natural ingredients for over 125 years and according to the traditional German Reinheitsgebot (purity law). In 2012, Beck’s and its line extensions accounted for 1.9% of our total company volumes.

In addition, we have a multi-country portfolio of brands, which increasingly transcend the distinction between global and local. The key multi-country brands include:

•	Leffe, a rich, full-bodied beer that hails from Belgium, available in over 60 countries worldwide, with sales volumes that have more than doubled over the last decade; and

•

Hoegaarden, a high-end Belgian wheat (or “white”) beer. Based on a brewing tradition which dates back to 1445, Hoegaarden is top fermented, then refermented in the bottle or keg, leading to its distinctive cloudy white appearance.

More locally, we manage numerous well-known “local champions,” which form the foundation of our business. The portfolio of local brands includes:

North America

•

Bud Light, originating from the United States and the official sponsor of the NFL (National Football League), having signed a six-year sponsorship agreement in 2011. In the United States, its share of the premium category is approximately 42%, more than the combined share of the next two largest core brands (excluding Budweiser).

•

Bud Light Lime, a high-end brand extension of Bud Light introduced in 2008. Based on Bud Light Lime shipments, it became one of the top 25 U.S. beer brands by volume in its first year. In 2012, it was the number 19 U.S. beer brand according to Beer Marketer’s Insights.

•	Bud Light Platinum, 6% alcohol by volume, a blue cobalt bottle line extension aimed at the party time/night-life occasion, which became the most successful innovation of 2012 in the beer market.

•

Bud Light Lime Lime-A-Rita, an 8% alcohol by volume line extension designed to be served over ice, was rolled out in April 2012, and was the second most successful innovation in the beer market, behind Bud Light Platinum, in 2012.

•	Michelob ULTRA, which was rolled out nationally in 2002, estimated to be the number 12 brand in the United States according to Beer Marketer’s Insights.

•

Natural Light, the largest sub-premium (value) brand in the United States, with a 20% share of the sub-premium category in 2012 based on Natural Light shipments compared to Beer Marketer’s Insights sub-premium volume estimates. On the same basis, Busch Light and Busch are the number two and number three sub-premium brands, respectively, and all of our sub-premium brands combined have a 54% market share in this category in the United States.

•

Import and domestic craft beers, led by Stella Artois, Hoegaarden, Leffe, Beck’s, Land Shark and Shock Top. Stella Artois grew 18% in the United States in 2012, while the Shock Top brand family grew by over 62% in 2012.

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

•

Quilmes, the leading beer in Argentina in 2012, according to Nielsen, and a national symbol with its striped light blue and white label linked to the colors of the Argentine national flag and football team.

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

Central & Eastern Europe

•

Sibirskaya Korona, first established as a local Siberian brand with proud Siberian values, has grown into a national premium brand sold throughout Russia and is the benchmark for Russian quality beer and Russian pride.

•	Klinskoye, our largest brand in Russia, originated near Moscow and has been the leading brand of Russian consumers for over ten years.

•

Chernigivske is the best-selling brand of beer in Ukraine and the proud sponsor of the Ukrainian national football team. The reputation of this great beer experience continues to grow and its recognition is expanding into Russia, where sales have grown in the past three years.

Asia Pacific

•	Harbin, a well-known national brand with its roots in the northeast of China.

•	Sedrin, a strong regional brand from the southeast of China.

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

In December 2012, Ambev and Monster Energy Company (“Monster”) announced that they had signed a distribution agreement for the sale and distribution of Monster Energy drinks in Brazil. This partnership is expected to benefit both companies through the increase of their presence in the fast growing energy drink segment in Brazil. Operations began at the end of January 2013 under a long-term agreement renewable every five years.

In the United States, Anheuser-Busch also produces non-alcoholic malt beverage products, including O’Doul’s, O’Doul’s Amber and related products. On a limited basis, we have also entered into arrangements under which other non-alcoholic products, such as Monster Energy drinks, are distributed and sold in select markets though the Anheuser-Busch distribution network. In Europe, we also produce non-alcoholic products, including Jupiler Force, Hoegaarden 0.0 and related products.

3.	MAIN MARKETS

We are a global brewer, with sales in over 120 countries across the globe.

The last two decades have been characterized by rapid growth in fast-growing emerging markets, notably in regions in Latin America North, Latin America South, Central & Eastern Europe and Asia-Pacific, where we have significant sales. The table below sets out our total volumes broken down by business zone for the periods shown:

	2012		2011		2010
Market	Volumes (million hectoliters)	Volumes (% of total)	Volumes (million hectoliters)	Volumes (% of total)	Volumes (million hectoliters)	Volumes (% of total)
North America	125	31.1%	125	31.3%	129	32.5%
Latin America North	126	31.3%	120	30.1%	120	30.1%
Latin America South	34	8.5%	35	8.7%	34	8.5%
Western Europe	30	7.3%	31	7.7%	32	8.0%
Central & Eastern Europe	23	5.7%	26	6.4%	27	6.7%
Asia Pacific	58	14.3%	56	14.0%	50	12.6%
Global Export & Holding Companies	7	1.8%	7	1.8%	7	1.6%

Total	403	100%	399	100%	399	100%

On an individual country basis, our ten largest markets by volume during the year ended 31 December 2012 were the United States, Brazil, China, Argentina, Russia, Ukraine, Canada, the United Kingdom, Germany and Belgium. Each market has its own dynamics and consumer preferences and values. Given the breadth of our portfolio, we believe we are well placed and can launch, relaunch, market and ultimately sell the beer that best addresses consumer choice in the various categories (premium, core and value) in a given market.

Our marketing approach is supported by three solid pillars: brands, connections and renovation/innovation. We are committed to innovation generated from consumer and shopper insights. Through this approach, we seek to understand the values, lifestyles and preferences of today’s and tomorrow’s consumers and shoppers, with a view to building fresh appeal and competitive advantage through innovative products and services tailored to meet those needs. We have advanced our ability to deliver these innovative products and tailored services through globally deployed tools. See “—B. Business Overview—10. Intellectual Property; Research and Development” for further information.

4.	COMPETITION

Historically, brewing was a local industry with only a few players having a substantial international presence. Larger brewing companies often obtained an international footprint through direct exports, licensing agreements and joint venture arrangements. However, the last couple of decades have seen a transformation of the industry, with a prolonged period of consolidation. This trend started within the more established beer markets of Western Europe and North America, and took the form of larger businesses being formed through merger and acquisition activity within national markets. More recently, consolidation has also taken place within emerging markets. Over the last decade, the global consolidation process has accelerated, with brewing groups making significant acquisitions outside of their domestic markets and increasingly looking to purchase other regional brewing organizations. Recent examples of this trend include SABMiller’s acquisition of Bavaria in 2005, the acquisition of Scottish & Newcastle by Carlsberg and Heineken in 2008, Heineken’s acquisition of FEMSA Cerveza in April 2010, SABMiller’s acquisition of Foster’s in 2011, Kirin’s acquisition of Schincariol in Brazil and Heineken’s acquisition of Asia Pacific Breweries in 2012. As a result of this consolidation process, the absolute and relative size of the world’s largest brewers has increased substantially. Therefore, today’s leading international brewers have significantly more diversified operations and have established leading positions in a number of international markets.

We have participated in this consolidation trend, and have grown our international footprint through a series of mergers and acquisitions described in “—A. History and Development of the Company—History and Development of the Company,” which include:

•	the acquisition of Labatt in 1995;

•	the acquisition of Beck’s in 2002;

•	the combination of Ambev and Quilmes Industrial S.A. in 2003;

•	the creation of InBev in 2004, through the combination of Interbrew and Ambev;

•	the Anheuser-Busch acquisition in November 2008; and

•	the announced agreement to acquire the remaining shares of Grupo Modelo in June 2012.

The ten largest brewers in the world in 2011 in terms of volume were as set out in the table below.

Rank	Name	Volume (million hectoliters) (1) (2)
1	AB InBev	354.5
2	SABMiller	269.8
3	Heineken	205.1
4	Carlsberg	121.8
5	Tsingtao (Group)	71.5
6	Molson Coors Brewing Company	68.3
7	Modelo	55.1
8	Beijing Yanjing	55.1
9	Kirin	45.1
10	Anadolu Group (Efes)	30.2

Notes:

(1)	Source: Plato Logic Limited. AB InBev volumes indicated here are Plato Logic Limited’s estimates of our beer-only volumes and do not include volumes of associates. Our own estimate is that our adjusted beer volumes as of 31 December 2011 were 349.8 million hectoliters.
(2)	Calendar year basis.

In each of our regional markets, we compete against a mixture of national, regional, local and imported beer brands. In many countries in Latin America, we compete mainly with local players and local beer brands. In North America, Brazil and in selected countries in Latin America, Western Europe, Eastern Europe and Asia Pacific, we compete primarily with large leading international or regional brewers and international or regional brands.

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

We use only our own proprietary yeast, which we grow in our facilities. In some regions, we import hops to obtain adequate quality and appropriate variety for flavor and aroma. We purchase these ingredients through the open market and through contracts with suppliers. We also purchase barley and process it to meet our malt requirements at our malting plants.

Prices and sources of raw materials are determined by, among other factors:

•	the level of crop production;

•	weather conditions;

•	export demand; and

•	governmental regulations.

We are reducing the number of our suppliers in each region to develop closer relationships that allow for lower prices and better service, while at the same time ensuring that we are not entirely dependent on a single supplier. We hedge some of our commodities contracts on the financial markets and some of our malt requirements are purchased on the spot market. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market Risk, Hedging and Financial Instruments” and note 28 to our audited financial information as of 31 December 2012 and 2011, and for the three years ended 31 December 2012, for further details on commodities hedging.

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

Beverage Production Facilities

Our beverage production facilities comprised 141 breweries and/or soft drink plants as of 31 December 2012 spread across our six geographic regions. Of these 141 plants, 111 produced only beer, 12 produced only soft drinks and 18 produced both beer and soft drinks. Except in limited cases (for example, our Hoegaarden brewery in Belgium), our breweries are not dedicated to one single brand of beer. This allows us to allocate production capacity efficiently within our group.

The table below sets out, for each of our geographic zones in 2012, the number of our beverage production plants (breweries and/or soft drink plants) as well as the plants’ overall capacity and production volumes.

		2012 volumes		Annual engineering capacity as of 31 December 2012
Business zone	Number of plants	Beer (khl)	Soft drinks (khl)	Beer (khl)	Soft drinks (khl)
North America	19	125,139		149,200	n/a
Latin America North	36	91,495	34,692	139,900	58,600
Latin America South	23	21,623	12,669	33,200	25,500
Western Europe(1)	16	29,531		48,754	n/a
Central & Eastern Europe	11	22,747		38,395	n/a
Asia Pacific(2)	36	57,667		103,392	n/a

Total(3)	141	348,202	47,361	512,841	84,100

Notes:

(1)	Includes cider volumes.

(2)	Excludes our joint venture in Hyderabad, India.
(3)	Excludes Global Export & Holding Companies with 2012 beer volumes of 7 million hectoliters.

Non-Beverage Production Facilities

Our beverage production plants are supplemented and supported by a number of plants and other facilities that produce raw materials and packaging materials for our beverages. The table below provides additional detail on these facilities as of 31 December 2012.

Type of plant / facility	Number of plants / facilities	Countries in which plants / facilities are located
Malt plants	12	Brazil, Argentina, Uruguay, Russia, United States
Rice mill	1	United States
Corn grits	6	Brazil, Argentina, Bolivia
Hop farms	2	Germany, United States
Hop pellet plant	1	Argentina
Guaraná farm	1	Brazil
Glass bottle plants	3	United States, Brazil, Paraguay
Bottle cap plants	1	Brazil
Label plant	1	Brazil
Can plants	6	Bolivia, United States
Can lid manufacturing plants	2	United States
Crown and closure liner material plant	1	United States
Syrup plant	1	Brazil

In addition to production facilities, we also maintain a geographical footprint in key markets through sales offices and distribution centers. Such offices and centers are opened as needs in the various markets arise.

Capacity Expansion

We continually assess whether our production footprint is adequate in view of existing and potential customer demand. Footprint optimization by adding new plants to our portfolio not only allows us to boost production capacity, but the strategic location often also reduces distribution time and costs so that our products reach consumers rapidly and efficiently and at a lower distribution cost. Conversely, footprint optimization can lead to the divesting of plants through sales to third parties, or to plant closures in order to minimize our fixed costs and keep a healthy return on assets. In the third quarter of 2012, we completed the closure of our brewing and malting facilities in Kursk in Russia.

Additional production facilities can be acquired from third parties or through greenfield investments in new projects. For example, following an increased demand for our products in the northeast of Brazil, a decision was made to construct a greenfield plant in Pernambuco state which opened in the fourth quarter of 2011 in time to support year-end peak season activities and the long-term growth of the region.

In addition to building or acquiring additional facilities, we also upgrade and expand capacity in our existing operations. For example, we invested in a new canning line in our facility in Montreal to keep up with the demand for that type of packaging in the province of Quebec.

In 2013, we expect to invest in new capacity projects in China, Brazil and Argentina to meet our future demand expectations in these countries. Our capital expenditures are primarily funded through cash from operating activities and are for production facilities, logistics, improving administrative capabilities, hardware and software in our operational zones.

We also outsource, to a limited extent, the production of items which we are either unable to produce in our own production network (for example, due to a lack of capacity during seasonal peaks) or for which we do not yet want to invest in new production facilities (for example, to launch a new product without incurring the associated full start-up costs). Such outsourcing mainly relates to secondary repackaging materials that we cannot practicably produce on our own, in which case our products are sent to external companies for repackaging (for example, gift packs with different types of beers).

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

Transportation is mainly outsourced to third-party contractors, although we do own a small fleet of vehicles in certain countries where it makes economic or strategic sense.

Most of our breweries have a warehouse which is attached to its production facilities. In places where our warehouse capacity is limited, external warehouses are rented. We strive to centralize fixed costs, which has resulted in some plants sharing warehouse and other facilities with each other.

Where it has been implemented, the VPO program has had a direct impact on our logistics organization, for example, in respect of safety, scheduling, warehouse productivity and loss prevention actions.

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

In addition, the distribution of beer varies from country to country and from region to region. The nature of distribution reflects consumption patterns and market structure, geographical density of customers, local regulation, the structure of the local retail sector, scale considerations, market share, expected added-value and capital returns, and the existence of third-party wholesalers or distributors. In some markets brewers distribute directly to customers (for example, in Belgium), while in other markets wholesalers may, for legal reasons (for example, in certain U.S. states and Canada where there may be legal constraints on the ability of a beer manufacturer to own a wholesaler), or because of historical market practice (for example, in China, Russia and Argentina), play an important role in distributing a significant proportion of beer to customers. In some instances, as is currently the case in Brazil, we have acquired third-party distributors to help us self-distribute our products. The products we brew in the United States are sold to approximately 445 wholesalers for resale to retailers. As of the end of 2012, we owned 15 of these wholesalers and have ownership stakes in another three of them. The remaining wholesalers are independent businesses. In Mexico, Budweiser, Bud Light and O’Doul’s are imported and distributed by a wholly-owned subsidiary of Grupo Modelo. Under the distribution agreement with Grupo Modelo, it has exclusive distribution rights to those brands in all of Mexico. In return it agrees not to sell Budweiser, Bud Light and O’Doul’s outside of Mexico, and not to sell in Mexico any other beer that is brewed outside of Mexico without our consent. In certain countries, we enter into exclusive importer arrangements and depend on our counterparties to these arrangements to market and distribute our products to points of sale. In certain markets we also distribute the products of other brewers.

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

In Japan, Budweiser is brewed and sold through license and distribution agreements with Kirin Brewery Company, Limited. A licensing agreement allows Guinness Ireland Limited to brew and sell Budweiser and Bud Light in the Republic of Ireland. Budweiser is also brewed under license and sold by brewers in Spain (Sociedad Anonima Damm), India (RKJ Group) and Panama (Heineken). Compañía Cervecerías Unidas, a subsidiary of Compañía Cervecerías Unidas S.A., a leading Chilean brewer, distributes Budweiser under license in Chile and distributes Budweiser in Argentina through a subsidiary. In Italy, Budweiser is brewed and packaged by Heineken under a brewing contract agreement. We also sell various brands, including Budweiser, by exporting from our license partners’ breweries to other countries.

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

On 2 December 2009, we sold our Central European operations to CVC Capital Partners. See “Item 5. Operating and Financial Review—G. Liquidity and Capital Resources—Investments and Disposals.” The business we sold to CVC Capital Partners in 2009 has rights to brew and/or distribute, under license from us, Beck’s, Hoegaarden, Leffe, Löwenbräu, Spaten and Stella Artois, in Albania, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Hungary, Kosovo, Macedonia, Moldova, Montenegro, Romania, Serbia, Slovakia and Slovenia. On 15 June 2012, CVC sold the business to Molson Coors Brewing Company for an aggregate consideration of EUR 2.65 billion. As of 31 December 2012, we retain rights to brew and distribute Staropramen in Ukraine and Russia and to distribute Staropramen in Germany, Canada and Italy.

See “Item 3. Key Information—D. Risk Factors—Risks Relating to our Business—We rely on key third parties, including key suppliers, and the termination or modification of the arrangements with such third parties could negatively affect our business.”

We also manufacture and distribute other third-party brands. Ambev, our listed Brazilian subsidiary, and some of our other subsidiaries have entered into agreements with PepsiCo. Pursuant to the agreements between Ambev and PepsiCo, Ambev is one of PepsiCo’s largest independent bottlers in the world. Major brands that are distributed under this agreement are Pepsi, 7UP and Gatorade. See “—B. Business Overview—2. Principal Activities and Products—Non-Beer—Soft Drinks” for further information in this respect. Ambev also has a license agreement with Anheuser-Busch InBev allowing it to exclusively produce, distribute and market Budweiser and Stella Artois in Brazil and Canada. Ambev also distributes Budweiser in Ecuador, Paraguay, Guatemala, El Salvador and Nicaragua.

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

We have established a “focus brands” strategy. Focus brands are those in which we invest the majority of our resources (money, people, and attention). They are a small group of brands which we believe have the most growth potential within each relevant consumer group. These focus brands include our three global brands, key multi-country brands and selected “local champions.” In 2012, our focus brands accounted for 69% of our beer volume.

We seek to constantly strengthen and develop our brand portfolio through enhancement of brand quality, marketing and product innovation. Our marketing team therefore works together closely with our research and development team (see “—B. Business Overview—10. Intellectual Property; Research and Development” for further information).

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

We own the rights to our principal brand names and trademarks in perpetuity for the main countries where these brands are currently commercialized.

10.	INTELLECTUAL PROPERTY; RESEARCH AND DEVELOPMENT

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

Intellectual Property

Our intellectual property portfolio mainly consists of trademarks, patents, registered designs, copyright, know-how and domain names. This intellectual property portfolio is managed by our internal legal department, in collaboration with a selected network of external intellectual property advisors. We place importance on achieving close cooperation between our intellectual property team and our marketing and research and development teams. An internal stage gate process promotes the protection of our intellectual property rights, the swift progress of our innovation projects and the development of products that can be launched and marketed without infringing any third-party’s intellectual property rights. A project can only move on to the next step of its development after the necessary verifications (for example, availability of trademark, existence of prior technology/earlier patents and freedom to market) have been carried out. This internal process is designed to ensure that financial and other resources are not lost due to oversights in relation to intellectual property protection during the development process.

Our patent portfolio is carefully built to gain a competitive advantage and support our innovation and other intellectual assets. We currently have more than 100 patent families for which patents are pending or registered; that means we have or are seeking to obtain patent protection for more than 100 different technological inventions. The extent of the protection differs between technologies, as some patents are protected in many jurisdictions, while others are only protected in one or a few jurisdictions. Our patents may relate, for example, to brewing processes, improvements in production of fermented malt-based beverages, treatments for improved beer flavor stability, non-alcoholic beer development, filtration processes, beverage dispensing systems and devices or beer packaging.

We license in limited technology from third parties. We also license out certain of our intellectual property to third parties, for which we receive royalties.

Research and Development

Given our focus on innovation, we place a high value on research and development (“R&D”). In 2012, we spent USD 182 million (USD 175 million in 2011 and USD 184 million in 2010) in the area of market research and on innovation in the areas of process optimization and product development at our Belgian R&D center and across our zones.

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

See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Certain of our operations depend on independent distributors or wholesalers to sell our products,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Negative publicity, perceived health risks and associated government regulation may harm our business,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We could incur significant costs as a result of compliance with, and/or violations of or liabilities under, various regulations that govern our operations,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our operations are subject to environmental regulations, which could expose us to significant compliance costs and litigation relating to environmental issues,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We operate a joint venture in Cuba, in which the Government of Cuba is our joint venture partner. Cuba has been identified by the U.S. Department of State as a state sponsor of terrorism and is targeted by broad and comprehensive economic and trade sanctions of the United States. Our operations in Cuba may adversely affect our reputation and the liquidity and value of our securities,” and “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Governmental Regulations.”

Production, advertising, marketing and sales of alcoholic beverages are subject to various restrictions around the world. These range from a complete prohibition of alcohol in certain countries and cultures through the prohibition of the import of alcohol, to restrictions on the advertising style, media and messages used. In a number of countries, television is a prohibited medium for advertising alcohol products, and in other countries, television advertising, while permitted, is carefully regulated. Media restrictions may constrain our brand building potential. Labeling of our products is also regulated in certain markets, varying from health warning labels to importer identification, alcohol strength and other consumer information. Specific warning statements related to the risks of drinking alcohol products, including beer, have also become prevalent in recent years. Introduction of smoking bans in pubs and restaurants may have negative effects on on-trade consumption (that is, beer purchased for consumption in a pub or restaurant or similar retail establishment), as opposed to off-trade consumption (that is, beer purchased at a retail outlet for consumption at home or another location).

The distribution of our beer products may also be regulated. In certain markets, alcohol may only be sold through licensed outlets, varying from government or state operated monopoly outlets (for example, in the off-trade channel of certain Canadian provinces) to the common system of licensed on-trade outlets (for example, licensed bars and restaurants) which prevails in many countries (for example, in much of the European Union). In the United States, states operate under a three-tier system of regulation for beer products from brewer to wholesaler to retailer, meaning that we must work with licensed third-party distributors to distribute our products to the points of connection.

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

Governments in most of the countries in which we operate also establish minimum legal drinking ages, which generally vary from 16 to 21 years, impose minimum prices on beer products or impose other restrictions on sales, which affect demand for our products. Moreover, governments may respond to public pressure to curtail alcohol consumption by raising the legal drinking age, further limiting the number, type or operating hours of retail outlets or expanding retail licensing requirements. We work both independently and together with other brewers and alcoholic beverage companies to limit the negative consequences of inappropriate use of alcohol products and actively promote responsible sales and consumption.

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

In many jurisdictions, excise and other indirect duties, including legislation regarding minimum alcohol pricing, make up a large proportion of the cost of beer charged to customers. In the United States, for example, the brewing industry is subject to significant taxation. The United States federal government currently levies an excise tax of USD 18 per barrel (equivalent to 1.1734776 hectoliters) of beer sold for consumption in the United States. All states also levy excise taxes on alcoholic beverages. Proposals have been made to increase the federal excise tax as well as the excise taxes in some states. In the past few years, Bolivia, Brazil, Russia, the United Kingdom and Ukraine have all adopted proposals to increase beer excise taxes. Rising excise duties can drive up our pricing to the consumer, which in turn could have a negative impact on our results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—The beer and beverage industry may be subject to adverse changes in taxation.”

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

We are subject to different environmental legislation and controls in each of the countries in which we operate. Environmental laws in the countries in which we operate are mostly related to (i) the conformity of our operating procedures with environmental standards regarding, among other things, the emission of gas and liquid effluents and (ii) the disposal of one-way (that is, non-returnable) packaging and (iii) noise. We believe that the regulatory climate in most countries in which we operate is becoming increasingly strict with respect to environmental issues and expect this trend to continue in the future. Achieving compliance with applicable environmental standards and legislation may require plant modifications and capital expenditure. Laws and regulations may also limit noise levels and the disposal of waste, as well as impose waste treatment and disposal requirements. Some of the jurisdictions in which we operate have laws and regulations that require polluters or site owners or occupants to clean up contamination.

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

The amount of dividends payable to us by our operating subsidiaries is, in certain countries, subject to exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. See also “Item 5. Operating and Financial Review—G. Liquidity and Capital Resources—Transfers from Subsidiaries”, “Item 3. Key Information—D. Risk Factors.”

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

Our dream is to be the Best Beer Company in a Better World. In all we do, we strive to ensure that we produce the highest quality products, provide the best consumer experience, and maximize shareholder value by building the strongest competitive and financial position. We aim to use this increasing financial capacity and our global reach to deliver on our Better World commitment. Our Better World actions focus on three key areas — responsible drinking, environment and community.

Responsible Drinking

As a leader in the beer industry, our primary responsibility is to provide the highest-quality products and to encourage consumers to enjoy them responsibly at all times. That means we are adamantly opposed to the harmful use of alcohol, including drunk driving, underage drinking and excessive or abusive drinking.

We promote responsible drinking and discourage alcohol abuse by informing and educating consumers through focused campaigns and marketing activities that support our position on responsible drinking. These programs include:

•

Communicating regularly on topics such as the importance of designated drivers, the role parents play in helping prevent underage drinking by talking with their children, and encouraging young people to respect drinking-age laws.

•	Promoting our position and beliefs internally through our employee responsible drinking policies.

•	Promoting education for bar, restaurant and store staff to help them learn how to properly check a patron’s age to prevent underage sales and to discourage binge drinking.

•	Supporting the enforcement of blood alcohol content (BAC) laws to help prevent drunk driving around the world.

In 2012, we continued to develop and promote responsible drinking programs in our 23 key markets, often expanding their reach across the countries where we operate. Where possible, we established partnerships with governments, community organizations, educators and law enforcement agencies, focusing on preventing drunk driving, high-risk drinking and underage-drinking to maximize these efforts. In 2011, we issued global responsible drinking goals to be achieved by the end of 2014. In September 2012, we reported our progress:

•	We are on pace to reach at least 100 million adults with programs that help parents talk to their children about underage drinking. Thus far, we have reached almost 30 million adults.

•	In the first year, we provided ID-checking materials to more than 150,000 bars and other retailers, reaching roughly one-third of our target of at least 500,000.

•

In 2011, we trained almost 160,000 bartenders, waiters, grocery store clerks, servers and sellers of alcohol on responsible beverage sales. We aim to train a total of at least one million people who serve or sell alcohol by the end of 2014.

•

We have resoundingly spread the word about the importance of using a designated driver or safe ride home. In 2011, we had reached more than 270 million legal-age consumers, which is over 50 percent of our target of reaching at least 500 million consumers.

•	We invested almost USD 55 million with this message in 2011 in responsible drinking advertising and programs. We aim to invest at least an additional USD 245 million by the end of 2014.

•	We have committed to celebrating Global Be(er) Responsible Day annually to promote the importance of responsible drinking among employees, partners and consumers.

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

In 2010, we announced global companywide targets on key environmental measures covering water and energy use, carbon emission reductions, and waste and byproduct recycling. All targets were met by the end of 2012.

Key Performance Indicator	2012 Commitment	2009 – 2012 Actual
Water Usage - Hl/hl	3.5	3.5 (18.6% reduction)
Energy Usage - Mj/hl	10% reduction	12.0% reduction
Greenhouse Gas Emissions Kg/hl	10% reduction	15.7% (met in 2011)
Recycling Rate - %	99.0	99.2

Beyond operations management, we are also engaged with the international community and local groups to support key environmental initiatives. We are a signatory to the CEO Water Mandate, a public-private initiative of the United Nations Global Compact, which focuses on developing corporate strategies to address global water issues. We actively work to better understand and manage water risks across our supply chain and publicly report our risks and opportunities to the Carbon Disclosure Project. We were also active participants in the United Nations Environment Program’s annual World Environment Day, through which we engaged with many community stakeholders around the world.

Energy conservation has been a strategic focus for us for many years, especially with the unpredictable cost of energy and evolving climate change regulations. Our continued progress is based on the importance we place on sharing best technical and management practices across our operations. We publicly report our risks and opportunities related to climate change to the Carbon Disclosure Project.

We work with suppliers, wholesalers and procurement companies, as well as packaging experts, to help make decisions that minimize the cost and environmental impact of packaging materials. We use many types of product packaging, from bulk packaging (i.e., beer kegs, crates and pallets), which is almost always returnable and reusable, to cardboard boxes, glass bottles, aluminum cans and PET bottles, which are recyclable. We also continue the light-weighting of packaging to reduce material costs, minimize the use of natural resources, reduce waste and lessen our transportation fuel consumption. We are continually exploring new forms of packaging that meet consumer needs with fewer resources. In 2011, by working with supply chain partners to identify new ways to minimize the environmental impact and cost of our packaging, we reduced material use by more than 62,000 metric tons.

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

C. ORGANIZATIONAL STRUCTURE

Anheuser Busch InBev S.A./N.V. is the parent company of the AB InBev Group. Our most significant subsidiaries (as of 31 December 2012) are:

Subsidiary Name	Jurisdiction of incorporation or residence	Proportion of ownership interest	Proportion of voting rights held
Anheuser-Busch Companies, LLC
One Busch Place	Delaware,
St. Louis, MO 63118	U.S.A.	100%	100%
Companhia de Bebidas das Américas—Ambev(1)
Rua Dr. Renato Paes de Barros 1017
4° Andar (parte), cj. 44 e 42—Itaim Bibi
São Paulo	Brazil	61.87%	74.05%

Note:

(1)	The difference between economic interest and voting interest for Ambev results from the fact that Ambev has issued common shares (with voting rights) and preferred shares (without voting rights).

For a more comprehensive list of our most important financing and operating subsidiaries see note 35 of our audited consolidated financial statements as of 31 December 2012 and 2011, and for the three years ended 31 December 2012.

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

The following is a review of our financial condition and results of operations as of 31 December 2012 and 2011, and for the three years ended 31 December 2012, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations. You should read the following discussion and analysis in conjunction with our audited consolidated financial statements and the accompanying notes included elsewhere in this Form 20-F.

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

We have prepared our audited consolidated financial statements as of 31 December 2012 and 2011, and for the three years ended 31 December 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). The financial information and related discussion and analysis contained in this item are presented in U.S. dollars except as otherwise specified. Unless otherwise specified the financial information analysis in this Form 20-F is based on our audited consolidated financial statements as of 31 December 2012 and 2011, and for the three years ended 31 December 2012.

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

Acquisitions, Divestitures and Other Structural Changes

We regularly engage in acquisitions, divestitures and investments. We also engage in start-up or termination of activities and may transfer activities between business zones. Such events have had and are expected to continue to have a significant effect on our results of operations and the comparability of period-to-period results. Significant acquisitions, divestitures, investments and transfers of activities between business zones in the years ended 31 December 2012, 2011 and 2010 are described below.

Events in the year ended 31 December 2012 that have scope effects on our results include:

•

On 11 May 2012, we announced that Ambev and E. León Jimenes S.A. (“ELJ”), which owned 83.5% of CND, entered into a transaction to form a strategic alliance to create the leading beverage company in the Caribbean through the combination of their businesses in the region. Ambev’s initial indirect interest in CND was acquired through a cash payment of USD 1.0 billion and the contribution of Ambev Dominicana. Separately, Ambev Brazil acquired an additional stake in CND of 9.3%, which was owned by Heineken N.V., for USD 237 million at the closing date. During the second half of 2012, as part of the same transaction, Ambev acquired an additional 0.99% stake from other minority holders, through a cash payment of USD 36 million. As of 31 December 2012, Ambev owned a total indirect interest of 52.0% in CND.

Events in the year ended 31 December 2011 that have scope effects on our results include:

•

On 28 February 2011, we closed a transaction with Dalian Daxue Group Co. Ltd and Kirin (China) Investment Co. Ltd to acquire a 100% equity interest in Liaoning Dalian Daxue Brewery Co. Ltd., which is among the top three breweries in Liaoning province. Daxue brews, markets and distributes major beer brands including “Daxue,” “Xiao Bang” and “Da Bang” which are popular beer brands in the south of Liaoning province.

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

•	The sale of a series of non-core activities in North America.

•	The acquisition of a local distributor in the United States.

In addition to the acquisitions and divestitures described above, we may acquire, purchase or dispose of further assets or businesses in our normal course of operations. Accordingly, the financial information presented in this Form 20-F may not reflect the scope of our business as it will be conducted in the future.

Economic Conditions and Pricing

General economic conditions in the geographic regions in which we sell our products, such as the level of disposable income, the level of inflation, the rate of economic growth, the rate of unemployment, exchange rates and currency devaluation or revaluation, influence consumer confidence and consumer purchasing power. These factors, in turn, influence the demand for our products in terms of total volumes sold and the price that can be charged. This is particularly true for developing countries in our Latin America North, Latin America South, Central & Eastern Europe and Asia Pacific business zones, which tend to have lower disposable income per capita and may be subject to greater economic volatility than our principal markets in North America and Western Europe. The level of inflation has been particularly significant in our Latin America North, Latin America South and Central & Eastern Europe business zones. For instance, Brazil has periodically experienced extremely high rates of inflation. In 1993, the annual rate of inflation, as measured by the National Consumer Price Index (Indice Nacional de Preços ao Consumidor), reached a hyper-inflationary peak of 2,489.1%. As measured by the same index, Brazilian inflation was 5.8% in 2012. Similarly, Russia and Argentina have, in the past, experienced periods of hyper-inflation. Due to the decontrol of prices in 1992, retail prices in Russia increased by 2,520% in that year, as measured by the Russian Federal State Statistics Service. Argentine inflation in 1989 was 4,923.6% according to the Instituto Nacional de Estadística y Censos. As measured by these institutes, in 2012, Russian inflation was 6.5% and Argentine inflation was 10.8%. Consequently, a central element of our strategy for achieving sustained profitable volume growth is our ability to anticipate changes in local economic conditions and their impact on consumer demand in order to achieve the optimal combination of pricing and sales volume.

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

The price and supply of the raw and packaging materials that we use in our operations are determined by, among other factors, the level of crop production (both in the countries in which we are active and elsewhere in the world), weather conditions, supplier’s capacity utilization, end user demand, governmental regulations and legislation affecting agriculture and trade. In 2012, our commodity prices continued to be volatile. Packaging materials like aluminum, PET resin, steel and corrugated board had price declines, while the price of raw materials like corn and wheat increased due to drought. Accordingly, we expect that commodities will continue to experience volatility. We are also exposed to increases in fuel and other energy prices through our direct and indirect distribution networks and production operations. Increases in the prices of our products could affect demand among consumers, and thus, our sales volumes and revenue.

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

•

Transportation costs. In our direct distribution networks, we sell our products to the point of sale and incur additional freight costs in transporting those products between our plant and such points of sale. Such costs are included in our distribution expenses under IFRS. In most of our direct distribution networks, we use third-party transporters and incur costs through payments to these transporters, which are also included in our distribution expenses under IFRS. In indirect distribution networks, our distribution expenses are generally limited to expenses incurred in delivering our products to relevant wholesalers or independent distributors in those circumstances in which we make deliveries; and

•

Sales expenses. Under fully indirect distribution systems, the salesperson is generally an employee of the distributor, while under our direct distribution networks and indirect agency networks, the salesperson is generally our employee. To the extent that we deliver our products to points of sale through direct or indirect agency distribution networks, we will incur additional sales expenses from the hiring of additional employees (which may offset to a certain extent increased revenue gained as a result of direct distribution).

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

•

Global and national alcohol policy reviews and the implementation of policies aimed at preventing the harmful effects of alcohol misuse (including, among others, relating to underage drinking, drunk driving and excessive or abusive drinking);

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

•

Heightened environmental regulations and standards, including regulations addressing emissions of gas and liquid effluents and the disposal of waste and one-way packaging, compliance with which imposes costs; and

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

Consequently, for most countries in the Latin America North and Latin America South business zones (particularly Argentina and most of Brazil), volumes are usually stronger in the first and fourth quarters due to year-end festivities and the summer season in the Southern Hemisphere, while for countries in North America, Western Europe, Central & Eastern Europe and Asia Pacific business zones, volumes tend to be stronger during the spring and summer seasons in the second and third quarters of each year.

Based on 2012 information, for example, we realized 54% of our total 2012 volumes in Western Europe in the second and third quarters, compared to 46% in the first and fourth quarters of the year, whereas in Latin America South, we realized 41% of our sales volume in second and third quarters, compared to 59% in the first and fourth quarters.

Although such sales volume figures are the result of a range of factors in addition to weather and seasonality, they are nevertheless broadly illustrative of the historical trend described above.

B. SIGNIFICANT ACCOUNTING POLICIES

The U.S. Securities and Exchange Commission (the “SEC”) has defined a critical accounting policy as a policy for which there is a choice among alternatives available, and for which choosing a legitimate alternative would yield materially different results. We believe that the following are our critical accounting policies. We consider an accounting policy to be critical if it is important to our financial condition and results of operations and requires significant or complex judgments and estimates on the part of our management. For a summary of all of our significant accounting policies, see note 3 to our audited consolidated financial statements as of 31 December 2012 and 2011, and for the three years ended 31 December 2012 included in this Form 20-F.

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

In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to our customers. The aggregate deductions from revenue recorded by us in relation to these taxes was approximately USD 10.1 billion, USD 10.1 billion and USD 9.2 billion for the years ended 31 December 2012, 2011, and 2010, respectively.

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

As of 31 December 2012, our total goodwill amounted to USD 51.8 billion and our intangible assets with indefinite life amounted to USD 23.0 billion.

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

We test our goodwill and other long-lived assets for impairment annually or whenever events and circumstances indicate that the recoverable amount, determined as the higher of the asset’s fair value less cost to sell and value in use, of those assets is less than their carrying amount. The testing methodology consists of applying a discounted free cash flow approach based on acquisition valuation models for our major business units and the business units showing a high invested capital to EBITDA multiple, and valuation multiples for our other business units. Our cash flow estimates are based on historical results adjusted to reflect our best estimate of future market and operating conditions. Our estimates of fair values used to determine the resulting impairment loss, if any, represent our best estimate based on forecasted cash flows, industry trends and reference to market rates and transactions. Impairments can also occur when we decide to dispose of assets.

The key judgments, estimates and assumptions used in the discounted free cash flow calculations are as follows:

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

•

Cash flows after the first ten-year period are extrapolated generally using expected annual long-term consumer price indices, based on external sources, in order to calculate the terminal value, considering sensitivities on this metric. For the two main cash generating units, the terminal growth rate applied ranged between 0.0% and 2.0% for the United States and 0.0% and 3.2% for Brazil;

•

Projections are made in the functional currency of the business unit and discounted at the unit’s weighted average cost of capital (“WACC”), considering sensitivities on this metric. The WACC ranged primarily between 5% and 14% in U.S. dollar nominal terms for goodwill impairment testing conducted for 2012. For the two main cash generating units, the WACC applied in U.S. dollar nominal terms ranged between 5% and 8% for the United States and 6% and 10% for Brazil; and

•	Cost to sell is assumed to reach 2% of the entity value based on historical precedents.

The above calculations are corroborated by valuation multiples, quoted share prices for publicly-traded subsidiaries or other available fair value indicators.

Impairment testing of intangible assets with an indefinite useful life is based on the same methodology and assumptions as described above.

For additional information on goodwill, intangible assets, tangible assets and impairments, see notes 13, 14 and 15 to our audited consolidated financial statements as of 31 December 2012 and 2011, and for the three years ended 31 December 2012.

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

Assumptions used to value defined benefit liabilities are based on actual historical experience, plan demographics, external data regarding compensation and economic trends. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension obligation and our future expense. Actuarial gains and losses consist of the effects of differences between the previous actuarial assumptions and what has actually occurred and the effects of changes in actuarial assumptions. Actuarial gains and losses are fully recognized in other comprehensive income. For further information on how changes in these assumptions could change the amounts recognized see the sensitivity analysis within note 24 to our audited consolidated financial statements as of 31 December 2012 and 2011, and for the three years ended 31 December 2012.

A significant portion of our plan assets is invested in equity and debt securities. The equity and debt markets have experienced volatility in the recent past, which has affected the value of our pension plan assets. This volatility may make it difficult to estimate the long-term rate of return on plan assets. Actual asset returns that differ from our assumptions are fully recognized in other comprehensive income.

Other post-employment obligations

We and our subsidiaries provide health care benefits and other benefits to certain retirees. The expected costs of these benefits are recognized over the period of employment, using an accounting methodology similar to that used for defined benefit plans.

Share-Based Compensation

We have various types of equity settled share-based compensation schemes for employees. Employee services received, and the corresponding increase in equity, are measured by reference to the fair value of the equity instruments as of the date of grant. Fair value of stock options is estimated by using the binomial Hull model on the date of grant based on certain assumptions. Those assumptions are described in note 25 to our audited consolidated financial statements as of 31 December 2012 and 2011, and for the three years ended 31 December 2012 included in this Form 20-F and include, among others, the dividend yield, expected volatility and expected life of the stock options. The binomial Hull model assumes that all employees would immediately exercise their options if our share price were 2.5 times above the option exercise price. As a consequence, no single expected option life applies, whereas the assumption of the expected volatility has been set by reference to the implied volatility of our shares in the open market and in light of historical patterns of volatility. In the determination of the expected volatility, we excluded the volatility measured during the period 15 July 2008 to 30 April 2009 given the extreme market conditions experienced during that period.

Contingencies

The preparation of our financial statements requires management to make estimates and assumptions regarding contingencies which affect the valuation of assets and liabilities at the date of the financial statements and the revenue and expenses during the reported period.

We disclose material contingent liabilities unless the possibility of any loss arising is considered remote, and material contingent assets where the inflow of economic benefits is probable. We discuss our material contingencies in note 31 to our audited consolidated financial statements as of 31 December 2012 and 2011, and for the three years ended 31 December 2012.

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

As discussed in “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings,” and in note 31 to our audited consolidated financial statements as of 31 December 2012 and 2011, and for the three years ended 31 December 2012, legal proceedings covering a wide range of matters are pending or threatened in various jurisdictions against us. We record provisions for pending litigation when we determine that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertain nature of litigation, the ultimate outcome or actual cost of settlement may materially vary from estimates.

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

Accounting for Derivatives

Our risk management strategy includes the use of derivatives. The main derivative instruments we use are foreign currency rate agreements, exchange traded foreign currency futures, interest rate swaps and options, cross currency interest rate swaps and forwards, exchange traded interest rate futures, commodity swaps, exchange traded commodity futures and equity swaps. Our policy prohibits the use of derivatives in the context of speculative trading.

Derivative financial instruments are recognized initially at fair value. Fair value is the amount for which the asset could be exchanged or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

Subsequent to initial recognition, derivative financial instruments are remeasured to fair value at balance sheet date. For derivative financial instruments that qualify for hedge accounting, we apply the following policy: for fair value hedges, changes in fair value are recorded in the income statement and for cash flow and net investment hedges, changes in fair value are recognized in the other comprehensive income and/or in the income statement for the effective and/or ineffective portion of the hedge relationship, respectively.

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

C. BUSINESS ZONES

Both from an accounting and managerial perspective, we are organized along seven zones: North America, Latin America North (which includes Brazil, the Dominican Republic, Guatemala, Ecuador and Peru), Latin America South (which includes Bolivia, Paraguay, Uruguay, Argentina and Chile), Western Europe (which also includes Cuba), Central & Eastern Europe, Asia Pacific and Global Export & Holding Companies. In 2013, Peru and Ecuador became part of the Latin America South business zone.

The financial performance of each business zone, including the business zone’s sales volume and revenue, is measured based on our product sales within the countries that comprise that business zone rather than based on products manufactured within that business zone but sold elsewhere. The Global Export & Holding Companies business zone includes our headquarters and the countries in which our products are sold only on an export basis and in which we do not otherwise have any operations or production activities, as well as certain intra-group transactions.

In 2012, North America accounted for 31.1% of our consolidated volumes, Latin America North for 31.3%, Asia Pacific for 14.3%, Latin America South for 8.5%, Western Europe for 7.3%, Central & Eastern Europe for 5.7% and Global Export & Holding Companies for 1.8%. A substantial portion of our operations is carried out through our two largest subsidiaries, Anheuser-Busch (wholly owned) and Ambev (61.87% owned as of 31 December 2012) and their respective subsidiaries.

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

D. EQUITY INVESTMENTS

As of 31 December 2012, we held a 35.29% direct interest in Grupo Modelo, Mexico’s largest brewer and producer of the Corona brand, and a 23.25% direct interest in Grupo Modelo’s subsidiary Diblo, S.A. de C.V. (the “Modelo entities”). Our direct investments in Grupo Modelo and Diblo, S.A. de C.V. give us an approximate (direct and indirect) 50.34% equity interest in the Modelo entities. We have the right to appoint nine of 19 positions on Grupo Modelo’s board of directors (and the holders of Grupo Modelo’s Series A Shares have the right to appoint the other ten positions) and also have membership on the Executive Committee. However, we do not have voting or other effective control of either Diblo or Grupo Modelo and consequently account for our investments using the equity method. On 28 June 2012, a trust holding Series A Shares in Grupo Modelo that represented a controlling interest in the Modelo entities was dissolved and the shares previously held by the trust were distributed to the trust beneficiaries. In connection with such dissolution, we entered into covenant agreements with substantially all of the trust beneficiaries setting forth certain rights and obligations of the parties with respect to their shares in the Modelo entities. On 28 June 2012 we entered into a transaction agreement with Grupo Modelo to acquire the remaining stake in Grupo Modelo that we do not already own. For further details of the combination with Grupo Modelo, see “Item 10. Additional Information—C. Material Contracts—Grupo Modelo Transaction Agreement.”

See note 16 to our audited consolidated financial statements as of 31 December 2012 and 2011, and for the three years ended 31 December 2012 for further details on our equity investments.

E. RESULTS OF OPERATIONS

Year Ended 31 December 2012 Compared to the Year Ended 31 December 2011

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

The table below summarizes the volume evolution by zone.

	Year ended 31 December 2012	Year ended 31 December 2011	Change
	(thousand hectoliters)		(%)(1)
North America	125,139	124,899	0.2
Latin America North	126,187	120,340	4.9
Latin America South	34,292	34,565	(0.8)
Western Europe	29,531	30,887	(4.4)
Central & Eastern Europe	22,785	25,690	(11.3)
Asia Pacific	57,667	55,980	3.0
Global Export & Holding Companies	7,030	7,004	0.4

Total	402,631	399,365	0.8

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated volumes were 402.6 million hectoliters for the year ended 31 December 2012. This represented an increase of 3.3 million hectoliters, or 0.8%, as compared to our consolidated volumes for the year ended 31 December 2011. The results for the year ended 31 December 2012 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2011 and 2012.

•

The 2011 acquisitions include the acquisitions in China of Liaoning Dalian Daxue Brewery Co. Ltd (“Daxue”) and Henan Weixue Beer Group Co. Ltd (“Weixue”), and the acquisitions in the United States of Fulton Street Brewery LLC (“Goose Island”) and certain distribution rights. Furthermore, our volumes were impacted by the progressive termination of the transitional supply agreement to brew and supply Labatt branded beer to KPS Capital Partners, L.P. (“KPS”) following the disposal of InBev USA in 2009 and the termination of certain Staropramen brewing and distribution rights in 2011 (collectively, the “2011 acquisitions and disposals”). The 2012 acquisitions include the acquisition in Dominican Republic of CND (the “2012 acquisitions,” together with the 2011 acquisitions and disposals, the “2012 and 2011 acquisitions and disposals”). The 2012 and 2011 acquisitions and disposals impacted positively our volumes by 2.1 million hectoliters (net) for the year ended 31 December 2012 compared to the year ended 31 December 2011. For further details of these acquisitions and disposals, see “Item 5. Operating and Financial Review—A. Key Factors affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes.”

Excluding volume changes attributable to the acquisitions and disposals described above, our total volumes increased 0.3% in the year ended 31 December 2012 compared to the same period 2011. On the same basis, our own beer volumes and non-beer volumes increased 0.1% and 2.2%, respectively. Our focus brands, which represent approximately 70% of our total global beer volumes, grew 1.5% in the year ended 31 December 2012 as compared to the same period in 2011, with our three global brands, Budweiser, Stella Artois and Beck’s growing by 4.1%.

North America

In the year ended 31 December 2012, our volumes in North America increased by 0.2% compared to the year ended 31 December 2011. Excluding the acquisitions and disposals described above, our total volumes would have increased by 0.6% over the same period. Our shipment volumes in the United States grew 0.7% and domestic United States beer sales-to-retailers grew 0.4% for the year ended 31 December 2012 compared to the same period 2011.

We estimate that our market share trends continued to show improvement in the United States, declining by less than 20 bps in the year ended 31 December 2012, with significant improvements in the premium-plus category following the roll-out of Bud Light Platinum and Bud Light Lime Lime-A-Rita. We estimate that these innovations helped to grow the market share of the Bud Light Family by approximately 70 bps in the year ended 31 December 2012. Michelob Ultra, Shock Top, Stella Artois and our other high-end brands also grew share, while our market share remained under pressure as a result of softness in Budweiser and our pricing strategy of closing the gap between our sub-premium and premium brands within our portfolio.

In Canada, our beer volumes increased by 0.1% during the year ended 31 December 2012 compared to the year ended 31 December 2011, mostly driven by a tough comparison in terms of industry and the ice hockey lock-out. We estimate that our market share for the year ended 31 December 2012 was 40.6%.

Latin America North

In the year ended 31 December 2012, our volumes in Latin America North increased by 5.8 million hectoliters, or 4.9%, compared to the same period in 2011. Excluding the acquisitions and disposals described above, our total volumes would have increased by 3.0% over the same period, with beer volumes increasing 2.7% and soft drink volumes increasing 3.7% on the same basis.

In Brazil, our beer volumes increased 2.5% during the year ended 31 December 2012 compared to the same period in 2011, benefiting from an estimated industry growth of 3.2%, a strong 2012 Carnival execution, the positive effect of higher consumer disposable income in 2012, additional price promotions in the fourth quarter of 2012 following the partial postponement of the tax increase announced on September 2012, as well as strong execution of our commercial initiatives. However, the year over year volume growth was also impacted by an earlier than normal price increase taken during the third quarter of 2012. Our premium brands continued to grow ahead of the rest of our portfolio. We estimate that Budweiser, which has been in the market over a year, became the largest international premium brand in Brazil during the fourth quarter of 2012. Stella Artois is also growing quickly with over 45% volume growth during the year ended 31 December 2012, compared to the same period last year. We estimate that our market share was down by 50 bps during the year ended 31 December 2012 compared to the same period in 2011, reaching an average of 68.5%, primarily due to price increases in the third quarter of 2012.

Latin America South

Latin America South volumes for the year ended 31 December 2012 decreased by 0.3 million hectoliters, or 0.8%, with beer volumes increasing 0.1% and non-beer volumes decreasing by 2.2%, compared to the same period in 2011. Our beer volumes in Argentina declined 0.4% in the year ended 31 December 2012 compared to the same period in 2011 driven by an uncertain consumer environment and a weak industry. However, a strong performance from Quilmes and Stella Artois led to continued strong market share performance.

Western Europe

Our volumes, including subcontracted volumes, for the year ended 31 December 2012 decreased by 1.4 million hectoliters, or 4.4%, compared to the same period 2011. Excluding the acquisitions and disposals described above, our volumes would have decreased by 4.2% over the same period. Own beer volumes for the year ended 31 December 2012 decreased 3.5% compared to the same period 2011. On the same basis, total own products, including cider, declined by 3.0%.

In Belgium, own beer volumes decreased 4.1% in the year ended 31 December 2012 compared to the same period in 2011, driven by a weak weather-related industry performance in the first half of 2012. We estimate that market share was stable at 56.3% for the full year. In Germany, own beer volumes decreased 1.4% in the year ended 31 December 2012. We estimate that our market share was ahead during the year ended 31 December 2012, driven by a strong performance of our focus brands Beck’s and Hasseröder. In the United Kingdom, own product volumes decreased 8.2% in the year ended 31 December 2012 compared to the same period in 2011, mainly driven by a weak industry and market share pressure due to competitive activity in the off-trade channel.

Central & Eastern Europe

Our volumes for the year ended 31 December 2012 decreased by 2.9 million hectoliters, or 11.3%, compared to the year ended 31 December 2011. In Russia, our beer volumes fell 12.0% over the same period driven by industry weakness following regulatory changes. Market share loss was driven by the implementation of tax-related and other selective price increases ahead of competitors, and promotional pressure in key account channels. However, we continued to make progress with the optimization of our brand portfolio, with our premium and super-premium brands, including Sibirskaya Korona, Bud, Stella Artois, Hoegaarden and Löwenbräu gaining an estimated 90 bps share, and now representing 35% of total volumes. We estimate that Bud achieved an estimated market share of 1.4%.

In Ukraine, our beer volumes decreased 10.3% for the year ended 31 December 2012 compared to the same period in 2011, driven by a weak industry and market share loss. However, Bud achieved an estimated market share of 1% during the nine months since launch.

Asia Pacific

For the year ended 31 December 2012, our volumes grew 1.7 million hectoliters, or 3.0%, compared to the same period in 2011. Excluding the acquisitions described above, our total volumes would have increased by 1.9% in the year ended 31 December 2012 compared to the same period in 2011. On the same basis, our beer volumes in China grew 1.9% as industry volumes in our footprint declined by almost 12% during the last quarter of 2012 due to severe cold and wet weather. In China, our focus brands Budweiser, Harbin and Sedrin grew 8.1% in the year ended 31 December 2012 compared to the same period in 2011. We estimate that we gained market share in the year ended 31 December 2012 compared to the same period in 2011.

We continue to strengthen our position through distribution expansion, selective acquisitions and greenfield developments. We entered into an agreement with the Dragon Group on 21 September 2012 to acquire its stake in Keytop group for an aggregate purchase price anticipated to be approximately USD 400 million. The Keytop group owns majority participations in four breweries located in the Jiangxi, Henan and Shandong provinces in China. This acquisition is expected to support our growth strategy in China through the addition of approximately nine million hectoliters in total production capacity, and the closing of the acquisition is subject to regulatory approvals and customary closing conditions.

Global Export & Holding Companies

For the year ended 31 December 2012, Global Export & Holding Companies remained fundamentally unchanged, compared to the same period in 2011. Excluding the acquisitions and disposals described above, our volumes would have increased by 3.6%.

Revenue

Revenue refers to turnover less excise taxes and discounts. See “—A. Key Factors Affecting Results of Operations—Excise Taxes.”

The following table reflects changes in revenue across our business zones for the year ended 31 December 2012 as compared to our revenue for the year ended 31 December 2011.

	Year ended 31 December 2012	Year ended 31 December 2011	Change
	(USD million)		(%) (1)
North America	16,028	15,304	4.7
Latin America North	11,455	11,524	(0.6)
Latin America South	3,023	2,704	11.8
Western Europe	3,625	3,945	(8.1)
Central & Eastern Europe	1,668	1,755	(5.0)
Asia Pacific	2,690	2,317	16.1
Global Export & Holding Companies	1,270	1,496	(15.1)

Total	39,758	39,046	1.8

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated revenue was USD 39,758 million for the year ended 31 December 2012. This represented an increase of USD 712 million, or 1.8%, as compared to our consolidated revenue for the year ended 31 December 2011. The results for the year ended 31 December 2012 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2011 and 2012 and currency translation effects.

•

The 2012 and 2011 acquisitions and disposals (defined above) positively impacted our consolidated revenue by USD 312 million (net) for the year ended 31 December 2012 compared to the year ended 31 December 2011. For further details of these acquisitions and disposals, see “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes.”

•

Our consolidated revenue for the year ended 31 December 2012 also reflects an unfavorable currency translation impact of USD 2,421 million mainly arising from currency translation effects in Latin America North, Latin America South and Western Europe.

Excluding the effects of the business acquisitions and disposals described above and currency translation effects, our revenue would have increased 7.2% for the year ended 31 December 2012 compared to the year ended 31 December 2011. Our consolidated revenue for the year ended 31 December 2012 was partly impacted by the developments in volumes discussed above. On the same basis, revenue per hectoliter improved 7.8%, resulting from favorable brand mix and revenue management best practices.

The main business zones contributing to growth in our consolidated revenues were North America, driven by the benefit of the price increase implemented at the end of 2011, as well as positive brand mix; Latin America North, due to the price increases implemented the third quarter of 2012, positive premium brand mix and higher direct distribution, partly offset by higher taxes; Latin America South, as a result of revenue growth offsetting high cost inflation; and Asia Pacific driven by volume, brand mix and selective price increases.

Cost of Sales

The following table reflects changes in cost of sales across our business zones for the year ended 31 December 2012 as compared to the year ended 31 December 2011:

	Year ended 31 December 2012	Year ended 31 December 2011	Change
	(USD million)		(%)(1)
North America	(6,637)	(6,726)	1.3
Latin America North	(3,650)	(3,738)	2.4
Latin America South	(1,114)	(1,040)	(7.1)
Western Europe	(1,550)	(1,652)	6.2
Central & Eastern Europe	(914)	(984)	7.1
Asia Pacific	(1,565)	(1,319)	(18.7)
Global Export & Holding Companies	(1,018)	(1,174)	13.3

Total	(16,447)	(16,634)	1.1

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated cost of sales was USD 16,447 million for the year ended 31 December 2012. This represented a decrease of USD 187 million, or 1.1%, compared to our consolidated cost of sales for the year ended 31 December 2011. The results for the year ended 31 December 2012 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2011 and 2012 and currency translation effects.

•	The 2012 and 2011 acquisitions and disposals described above negatively impacted our consolidated cost of sales by USD 95 million (net) for the year ended 31 December 2012 compared to the year ended

31 December 2011. For further details of these acquisitions and disposals, see “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes.”

•

Our consolidated cost of sales for the year ended 31 December 2012 also reflects a positive currency translation impact of USD 762 million mainly arising from currency translation effects in Latin America North, Latin America South and Western Europe.

It should also be noted that the U.S. distribution system was amended at the start of 2012, from a freight pass-through to a delivered price model. Consequently, in 2012, our cost of sales decreased and our distribution expenses increased, with no net impact on EBITDA, as defined. The adjustment for the year ended 31 December 2012, therefore, includes a scope adjustment between cost of sales and distribution expenses of approximately 6% of 2011 North America cost of sales.

Excluding the effects of the business acquisitions and disposals described above, currency translation effects, and the effects of the amendment of the distribution system in the United States from a freight pass through system to a delivered price model as described above, our cost of sales would have increased by 5.4%. Our consolidated cost of sales for the year ended 31 December 2012 was partly impacted by the developments in volumes discussed above. On the same basis, cost of sales increased 7.0% on a per hectoliter basis as compared to the year ended 31 December 2011, primarily driven by higher commodity costs in most zones, higher labor costs in Latin America South, and brand mix in North America and China.

Operating Expenses

The discussion below relates to our operating expenses, which equal the sum of our distribution expenses, sales and marketing expenses, administrative expenses and other operating income and expenses (net), for the year ended 31 December 2012 as compared to the year ended 31 December 2011. Our operating expenses do not include exceptional charges, which are reported separately.

Our operating expenses for the year ended 31 December 2012 were USD 10,546 million, representing an increase of USD 741 million, or 7.6% compared to our operating expenses for the same period 2011.

Distribution expenses

The following table reflects changes in distribution expenses across our business zones for the year ended 31 December 2012 as compared to the year ended 31 December 2011:

	Year ended 31 December 2012	Year ended 31 December 2011	Change
	(USD million)		(%)(1)
North America	(1,317)	(807)	(63.2)
Latin America North	(1,311)	(1,332)	1.6
Latin America South	(263)	(227)	(15.9)
Western Europe	(364)	(409)	11.0
Central & Eastern Europe	(184)	(224)	17.9
Asia Pacific	(235)	(193)	(21.8)
Global Export & Holding Companies	(111)	(120)	7.5

Total	(3,785)	(3,313)	(14.2)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated distribution expenses were USD 3,785 million for the year ended 31 December 2012. This represented an increase of USD 472 million, or 14.2%, as compared to the year ended 31 December 2011. The results for the year ended 31 December 2012 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2011 and 2012 and currency translation effects.

•

The 2012 and 2011 acquisitions and disposals described above negatively impacted our consolidated distribution expenses by USD 24 million (net) for the year ended 31 December 2012 compared to the year ended 31 December 2011. For further details of these acquisitions and disposals, see “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes.”

•	Our consolidated distribution expenses for the year ended 31 December 2012 also reflect a positive currency translation impact of USD 279 million.

Excluding the effects of the business acquisitions and disposals, the currency translation effects described above, and the effects of the amendment of the distribution system in the United States from a freight pass through system to a delivered price model as described above, the increase in distribution expenses for the year ended 31 December 2012 as compared to the same period in 2011 would have been 8.9%, driven by (i) higher transportation costs and additional own distribution operations in both the United States and Brazil; (ii) the roll-out of our innovations in the United States, particularly Bud Light Lime Lime-A-Rita; and (iii) higher labor and transportation costs in Argentina and China.

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

The following table reflects changes in sales and marketing expenses across our business zones for the year ended 31 December 2012 as compared to the year ended 31 December 2011:

	Year ended 31 December 2012	Year ended 31 December 2011	Change
	(USD million)		(%)(1)
North America	(1,798)	(1,640)	(9.6)
Latin America North	(1,245)	(1,263)	1.4
Latin America South	(296)	(272)	(8.8)
Western Europe	(649)	(760)	14.6
Central & Eastern Europe	(400)	(420)	4.8
Asia Pacific	(670)	(588)	(13.9)
Global Export & Holding Companies	(200)	(200)	—

Total	(5,258)	(5,143)	(2.2)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated sales and marketing expenses were USD 5,258 million for the year ended 31 December 2012. This represented an increase of USD 115 million, or 2.2%, as compared to our consolidated sales and marketing expenses for the year ended 31 December 2011. The results for the year ended 31 December 2012 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2011 and 2012 and currency translation effects.

•

The 2012 and 2011 acquisitions and disposals described above negatively impacted our consolidated sales and marketing expenses by USD 50 million (net) for the year ended 31 December 2012 compared to the year ended 31 December 2011. For further details of these acquisitions and disposals, see “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes.”

•	Our consolidated sales and marketing expenses for the year ended 31 December 2012 also reflect a positive currency translation impact of USD 286 million.

Excluding the effects of the business acquisitions and disposals described above and currency translation effects, our overall sales and marketing expenses for the year ended 31 December 2012 as compared to the same period in 2011 would have increased 6.8% due to higher investments behind our brands and innovations.

Administrative expenses

The following table reflects changes in administrative expenses across our business zones for the year ended 31 December 2012 as compared to the year ended 31 December 2011:

	Year ended 31 December 2012	Year ended 31 December 2011	Change
	(USD million)		(%)(1)
North America	(458)	(475)	3.6
Latin America North	(600)	(535)	(12.1)
Latin America South	(93)	(85)	(9.4)
Western Europe	(267)	(305)	12.5
Central & Eastern Europe	(113)	(108)	(4.6)
Asia Pacific	(274)	(221)	(24.0)
Global Export & Holding Companies	(382)	(314)	(21.7)

Total	(2,187)	(2,043)	(7.0)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated administrative expenses were USD 2,187 million for the year ended 31 December 2012. This represented an increase of USD 144 million, or 7.0%, as compared to our consolidated administrative expenses for the year ended 31 December 2011. The results for the year ended 31 December 2012 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2011 and 2012 and currency translation effects.

•

The 2012 and 2011 acquisitions and disposals described above negatively impacted our consolidated administrative expenses by USD 41 million (net) for the year ended 31 December 2012 compared to the year ended 31 December 2011. For further details of these acquisitions and disposals, see “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes.”

•	Our consolidated administrative expenses for the year ended 31 December 2012 also reflect a positive currency translation impact of USD 151 million.

Excluding the effects of the business acquisitions and disposals and the currency translation effects described above, administrative expenses would have increased by 12.4% for the year ended 31 December 2012 as compared to the same period in 2011 with higher variable compensation accruals in most zones, as well as geographic expansion costs in China, partly offset by tight cost management in North America and Western Europe.

Other operating income/(expense)

The following table reflects changes in other operating income and expenses across our business zones for the year ended 31 December 2012 as compared to the year ended 31 December 2011:

	Year ended 31 December 2012	Year ended 31 December 2011	Change
	(USD million)		(%)(1)
North America	64	54	18.5
Latin America North	426	462	(7.8)
Latin America South	4	1	300.0
Western Europe	24	37	(35.1)
Central & Eastern Europe	5	2	150.0
Asia Pacific	121	90	34.4
Global Export & Holding Companies	40	48	(16.7)

Total	684	694	(1.4)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

The net positive effect of our other operating income and expenses for the year ended 31 December 2012 was USD 684 million. This represented a decrease of USD 10 million, or 1.4%, compared to the year ended 31 December 2011. The results for the year ended 31 December 2012 reflect a negative translation impact of USD 73 million.

Excluding the effects of currency translation effects, the net positive effect of our other operating income and expenses would have increased by 8.3% for the year ended 31 December 2012 as compared to the same period in 2011.

Exceptional Items

Exceptional items are items which, in our management’s judgment, need to be disclosed separately by virtue of their size and incidence in order to obtain a proper understanding of our financial information. We consider these items to be of significance in nature, and accordingly, our management has excluded these items from their segment measures of performance.

For the year ended 31 December 2012, exceptional items consisted of restructuring charges, business and asset disposals, and acquisition costs of business combinations. Exceptional items were as follows for the year ended 31 December 2012 and 2011:

	Year ended 31 December 2012	Year ended 31 December 2011
	(USD million)
Restructuring (including impairment losses)	(36)	(351)
Business and asset disposal (including impairment losses)	58	78
Acquisitions costs business combinations	(54)	(5)

Total	(32)	(278)

Restructuring

Exceptional restructuring charges (including impairment losses) amounted to a net cost of USD 36 million for the year ended 31 December 2012 as compared to a net cost of USD 351 million for the year ended 31 December 2011. The 2012 charges are primarily related to organizational alignments in North America and Europe and to the integration of CND in order to eliminate overlap or duplicated processes. These one-time expenses as a result of the series of decisions provide us with a lower cost base in addition to a stronger focus on our core activities, quicker decision-making and improvements to efficiency, service and quality.

Business and asset disposal

Business and asset disposals (including impairment losses) amounted to a net benefit of USD 58 million for the year ended 31 December 2012 compared to a net benefit of USD 78 million for the same period in 2011. The 2012 net benefit relates mainly to the sale of certain non-core assets, with a net gain of USD 51 million, and USD 7 million reversal of provisions for contractual exposures related to divestitures of previous years.

Acquisition costs business combinations

Acquisition costs of USD 54 million for the year ended 31 December 2012 relate to costs incurred for the combination with Grupo Modelo announced on 29 June 2012 and the acquisition of CND on 11 May 2012.

Profit from Operations

The following table reflects changes in profit from operations across our business zones for the year ended 31 December 2012 as compared to the year ended 31 December 2011:

	Year ended 31 December 2012	Year ended 31 December 2011	Change
	(USD million)		(%)(1)
North America	5,928	5,521	7.4
Latin America North	5,049	5,139	(1.8)
Latin America South	1,261	1,076	17.2
Western Europe	817	733	11.5
Central & Eastern Europe	57	21	171.4
Asia Pacific	69	77	(10.4)
Global Export & Holding Companies	(447)	(238)	(87.8)

Total	12,733	12,329	3.3

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our profit from operations increased to USD 12,733 million for the year ended 31 December 2012. This represented an increase of USD 404 million, or 3.3%, as compared to our profit from operations for the year ended 31 December 2011. The results for the year ended 31 December 2012 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2011 and 2012, currency translation effects and the effects of certain exceptional items as described above.

•

The 2012 and 2011 acquisitions and disposals described above positively impacted our consolidated profit from operations by USD 89 million (net) for the year ended 31 December 2012 compared to the year ended 31 December 2011. For further details of these acquisitions and disposals, see “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes.”

•	Our consolidated profit from operations for the year ended 31 December 2012 also reflects a negative currency translation impact of USD 1,070 million.

Our profit from operations for the year ended 31 December 2012 was negatively impacted by USD 32 million of certain exceptional items, as compared to a negative impact of USD 278 million for the year ended 31 December 2011. See “—Exceptional Items” above for a description of the exceptional items during the years ended 31 December 2012 and 2011.

EBITDA, as defined

The following table reflects changes in our EBITDA, as defined, for the year ended 31 December 2012 as compared to the year ended 31 December 2011:

	Year ended 31 December 2012	Year ended 31 December 2011	Change
	(USD million)		(%)(1)
Profit	9,434	7,959	18.5
Net finance cost	2,206	3,137	29.7
Income tax expense	1,717	1,856	7.5
Share of result of associates	(624)	(623)	0.2

Profit from operations	12,733	12,329	3.3
Depreciation, amortization and impairment	2,747	2,783	1.3

EBITDA, as defined	15,480	15,112	2.4

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

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

Our EBITDA, as defined, increased to USD 15,480 million for the year ended 31 December 2012. This represented an increase of USD 368 million, or 2.4%, as compared to our EBITDA, as defined, for the year ended 31 December 2011. The results for the year ended 31 December 2012 reflect the performance of our business after the completion of the acquisitions and disposals we undertook in 2011 and 2012 discussed above and currency translation effects. Furthermore, our EBITDA, as defined, was negatively impacted by USD 32 million (before impairment losses) of certain exceptional items in the year ended 31 December 2012, as compared to a negative impact of USD 245 million during the year ended 31 December 2011. See “—Exceptional Items” above for a description of the exceptional items during the years ended 31 December 2012 and 2011.

Net Finance Cost

Our net finance cost items were as follows for the years ended 31 December 2012 and 2011:

	Year ended 31 December 2012	Year ended 31 December 2011	Change
	(USD million)		(%)(1)
Net interest expense	(1,802)	(2,333)	22.8
Accretion expense	(270)	(209)	(29.2)
Other financial results	(116)	(55)	(110.9)

Net finance costs before exceptional finance costs	(2,188)	(2,597)	15.7

Mark-to-market adjustment on derivatives	—	(246)	—
Accelerated accretion expense	—	(77)	—
Other financial results	(18)	(217)	91.7

Exceptional finance costs	(18)	(540)	96.7

Net finance costs	(2,206)	(3,137)	29.7

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our net finance cost for the year ended 31 December 2012 was USD 2,206 million, as compared to USD 3,137 million for the year ended 31 December 2011, or a decrease of USD 931 million.

Net interest expenses reached USD 1,802 million for the year ended 31 December 2012 compared to USD 2,333 million for the same period in 2011, mainly as a result of reduced net debt levels and the lower coupon resulting from the debt refinancing and repayments which occurred in 2011.

Other financial results for the year ended 31 December 2012 amount to a net cost of USD 116 million primarily due to non-cash unrealized foreign exchange translation losses on intercompany payables and loans, costs of currency and commodity hedges, the payment of bank fees and taxes on financial transactions in the normal course of business, partially offset by gains from derivative contracts to hedge risks associated with different share-based compensation programs. Accretion expense of USD 270 million in the year ended 31 December 2012 increased primarily due to the IFRS accounting treatment for the put option associated with our investment in CND in Dominican Republic, following the closing of the transaction in May 2012. This non-cash expense will be approximately USD 30 million in a full quarter.

In light of the proposed acquisition of the remaining stake in Grupo Modelo, we recognized an exceptional finance cost of USD 18 million during the year ended 31 December 2012 related to commitment fees for the 2012 facilities agreement we entered into to fund the acquisition. Such commitment fees accrue and are payable periodically on the aggregate undrawn but available funds under these facilities.

Share of result of associates

Our share of result of associates for the year ended 31 December 2012 was USD 624 million as compared to USD 623 million for the year ended 31 December 2011, attributable to the results of our investment in Grupo Modelo in Mexico.

Income Tax Expense

Our total income tax expense for the year ended 31 December 2012 amounted to USD 1,717 million, with an effective tax rate of 16.3% (as compared to 20.2% for the year ended 31 December 2011). The decrease in the effective tax rate mainly results from a shift in profit mix to countries with lower marginal tax rates, incremental tax benefits, the non-taxable nature of gains from certain derivatives related to the hedging of share-based payment programs, as well as the favorable outcomes of tax claims and uncertain tax positions recognized in prior years amounting to USD 203 million.

In 2012 and 2011 we recognized the benefit at the Ambev level from the impact of interest on equity payments and tax deductible goodwill resulting from the merger between InBev Holding Brasil S.A. and Ambev in July 2005 and the acquisition of Quinsa in August 2006. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ambev Special Goodwill Reserve.” The impact of the tax deductible goodwill resulting from the merger between InBev Holding Brasil S.A. and Ambev in July 2005 was to reduce income tax expense for the year ended 31 December 2012 by USD 180 million, and the impact of the tax deductible goodwill resulting from the acquisition of Quinsa in August 2006 was to reduce income tax expense for the year end 2012 by USD 55 million. In December 2011, Ambev received a tax assessment related to the goodwill amortization resulting from the merger between InBev Holding Brasil S.A. and Ambev. In the event Ambev is required to pay these amounts, we shall reimburse Ambev the amount proportional to the benefit received by us pursuant to the merger protocol, as well as the respective costs. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings—Ambev and its Subsidiaries—Special Goodwill Reserve” for further information.

Profit Attributable to Non-Controlling Interests

The profit attributable to non-controlling interests was USD 2,191 million for the year ended 31 December 2012, an increase of USD 87 million from USD 2,104 million for the year ended 31 December 2011, as improved operating performance in Ambev was partially reduced by currency translation effects.

Profit Attributable to Our Equity Holders

Profit attributable to our equity holders for the year ended 31 December 2012 was USD 7,243 million with basic earnings per share of USD 4.53, based on 1,600 million shares outstanding, representing the weighted average number of shares outstanding during the year ended 31 December 2012. Excluding the exceptional items discussed above, profit attributable to our equity holders for the year ended 31 December 2012 would have been USD 7,283 million and basic earnings per share would have been USD 4.55.

Year Ended 31 December 2011 Compared to the Year Ended 31 December 2010

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

The results for the year ended 31 December 2011 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2010 and 2011. The 2010 acquisitions and disposals include the acquisition of certain distribution rights in the United States and the transaction entered into between Ambev and Cerveceria Regional S.A in Venezuela. The 2011 acquisitions include the acquisitions in China of Liaoning Dalian Daxue and Henan Weixue Beer Group Co. Ltd. and the acquisitions in the United States of Fulton Street Brewery LLC (“Goose Island”) and certain distribution rights. Furthermore, our volumes were impacted by the progressive termination of the transitional supply agreement to brew and supply Labatt branded beer to KPS Capital Partners, L.P. following the disposal of InBev USA in 2009 and the termination of certain Staropramen brewing and distribution rights in 2011. These transactions impacted positively our volumes by 1.3 million hectoliters (net) for the year ended 31 December 2011 compared to the year ended 31 December 2010. For further details of these acquisitions and dispositions, see “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes.”

Excluding volume changes attributable to the acquisitions and disposals described above, our own beer volumes remained basically flat in the year ended 31 December 2011 compared to our volumes for the year ended 31 December 2010, with a difficult comparison with the 2010 volumes, which saw strong growth in certain zones driven by the FIFA World CupTM. Our focus brands, which globally represented approximately 70% of our total beer volume in 2011, grew 0.8% in year ended 31 December 2011 as compared to 2010 led by Quilmes in Argentina, Antarctica in Brazil, and Budweiser and Harbin in China and Bud in Russia. On the same basis, in the period ended 30 December 2011, our non-beer volumes increased by 1.5% compared to the same period in 2010. Third-party volumes decreased by 29.5% year on year due to the termination of legacy third-party commercial products contracts in Western Europe.

North America

In the year ended 31 December 2011, our volumes in North America declined by 4.6 million hectoliters or 3.5% compared to the year ended 31 December 2010. Excluding the acquisitions and disposals described above, our total volume would have decreased by 3.1%. Shipment volumes in the United States declined 3.2% with domestic United States beer sales-to-retailers decreasing 3.0% for the year ended 31 December 2011 compared to 31 December 2010.

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

Latin America North

In the year ended 31 December 2011, our volumes in Latin America North remained flat compared to the same period in 2010. Excluding the transaction related to Venezuela described above, our total volumes would have increased by 0.7%, with beer volume increasing 0.5% and soft drink increasing 1.1% on the same basis. In Brazil, we estimate that industry beer volumes grew by 1.8% with our beer volume remaining basically flat for the year ended 31 December 2011, compared to the same period in 2010, following our decision to focus more on revenue management and profitability, rather than volume. Additionally, volumes in 2011 reflect difficult comparables with the strong beer growth experienced during the year ended 31 December 2010 compared to the same period in 2009, when our beer and soft drink volumes in Brazil grew by 10.7% and 7.9%, respectively, helped by the FIFA World CupTM, successful innovation launches and market share gains. Low growth in real disposable income in the zone also impacted our volumes in 2011.

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

Western Europe

Own beer volume for the year ended 31 December 2011 increased 0.4%. Our volumes, including subcontracted volumes and excluding the acquisitions and disposals described above, for the year ended 31 December 2011 decreased by 2.8%, compared to the year ended 31 December 2010, following the termination of third-party legacy commercial products contracts in the United Kingdom in March 2011. We estimate that third-party products volumes in the United Kingdom represented approximately 6% of our total Western Europe volumes for the year ended 31 December 2011, down from nearly 10% in 2010.

In Belgium, own beer volume grew 1.6% in year ended 31 December 2011 mainly driven by positive industry dynamics, with market share marginally ahead of 2010. The increase was partially offset by an exceptionally cold and rainy summer period. In Germany, own beer volumes increased 5.2% in the year ended 31 December 2011 driven by the relisting of our products by a major retail customer and a strong performance from our focus brands.

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

•

The 2010 acquisitions and disposals include the acquisition of certain distribution rights in the United States, the transaction entered into between Ambev and Cerveceria Regional S.A. in Venezuela and the disposal of certain non-core assets in the United States (collectively the “2010 acquisitions and disposals”). The 2011 acquisitions include the acquisitions in China of Daxue and Weixue, and the acquisitions in the United States of Goose Island and certain distribution rights. Furthermore, the 2011 volumes were impacted by the progressive termination of the transitional supply agreement to brew and supply Labatt branded beer to KPS following the disposal of InBev USA in 2009 (collectively the “2011 acquisitions and disposals” and together with the 2010 acquisitions and disposals, the “2010 and 2011 acquisitions and disposals”). These acquisitions and disposals negatively impacted our consolidated revenue by USD 137 million (net) for the year ended 31 December 2011 compared to the year ended 31 December 2010. For further details of these acquisitions and dispositions, see “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes.”

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

Excluding the effects of the business acquisitions and disposals described above, currency translation effects, and the effect of the review of the useful lives of certain of our fixed assets performed in 2010 on depreciation expenses, our cost of sales would have increased by 1.6%. Our consolidated cost of sales for the year ended 31 December 2011 was partly impacted by the developments in volume discussed above. On the same basis, cost of sales increased 1.7% on a per hectoliter basis as compared to the year ended 31 December 2010, primarily driven by higher input and production costs in Central and Eastern Europe, Latin America South and Asia Pacific. This increase was partially offset by favorable currency hedges and lower aluminum can costs in Latin America North, procurement savings and the implementation of best practice programs in North America, and the benefits of terminating legacy third-party commercial product contracts in Western Europe.

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

For the year ended 31 December 2011, exceptional items consisted of restructuring charges, business and asset disposals, and acquisition costs of business combinations. Exceptional items were as follows for the years ended 31 December 2011 and 2010:

	Year ended 31 December 2011	Year ended 31 December 2010
	(USD million)
Restructuring (including impairment losses)	(351)	(252)
Business and asset disposal (including impairment losses)	78	(16)
Acquisitions costs business combinations	(5)	—

Total	(278)	(268)

Restructuring

Exceptional restructuring charges (including impairment losses) amounted to a net cost of USD 351 million for the year ended 31 December 2011 as compared to a net cost of USD 252 million for the year ended 31 December 2010. The 2011 charges are primarily related to organizational alignments and outsourcing activities in Western Europe, North America, China and Latin America South in order to eliminate overlapping or duplicative processes and activities across functions, as well as the closure of a malt plant in the United States.

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

•

Our profit from operations for the year ended 31 December 2011 was impacted negatively by USD 278 million of certain exceptional items, as compared to a negative impact of USD 268 million for the year ended 31 December 2010. See “—Exceptional Items” above for a description of the exceptional items during the years ended 31 December 2011 and 2010.

See note 5 to our consolidated financial statements as of 31 December 2012 and 2011, and for the three years ended 31 December 2012 for additional information on our 2011 profit from operations.

EBITDA, as defined

The following table reflects changes in our EBITDA, as defined, for the year ended 31 December 2011 as compared to the year ended 31 December 2010:

	Year ended 31 December 2011	Year ended 31 December 2010	Change
	(USD million)		(%)(1)
Profit	7,959	5,762	38.1
Net finance cost	3,137	3,736	16.0
Income tax expense	1,856	1,920	3.3
Share of result of associates	(623)	(521)	19.6

Profit from operations	12,329	10,897	13.1
Depreciation, amortization and impairment	2,783	2,788	0.2

EBITDA, as defined	15,112	13,685	10.4

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

See “—Year Ended 31 December 2012 Compared to the Year Ended 31 December 2011—EBITDA, as defined” above for more information about our definition of EBITDA, as defined.

Our EBITDA, as defined, increased to USD 15,112 million for the year ended 31 December 2011. This represented an increase of USD 1,427 million, or 10.4%, as compared to our EBITDA, as defined, for the year ended 31 December 2010. The results for the year ended 31 December 2011 reflect the performance of our business after the completion of the acquisitions and disposals we undertook in 2010 and 2011 discussed above and currency translation effects. Furthermore, our EBITDA, as defined, was negatively impacted by USD 245 million (before impairment losses) of certain exceptional items in the year ended 31 December 2011, as compared to a negative impact of USD 185 million (before impairment losses) during the year ended 31 December 2010. See “—Exceptional Items” above for a description of the exceptional items during the years ended 31 December 2011 and 2010.

See note 5 to our audited consolidated financial statements as of 31 December 2012 and 2011, and for the three years ended 31 December 2012 for further performance measures used by our management. Also see note 10 to our audited consolidated financial statement as of 31 December 2012 and 2011, and for the three years ended 31 December 2012 for additional information regarding the allocation of our depreciation, amortization and impairment charges.

Net Finance Cost

Our net finance cost items were as follows for the years ended 31 December 2011 and 2010:

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

Net finance cost for the year ended 31 December 2011 included exceptional finance costs of USD 540 million resulting from incremental accretion expenses of USD 77 million, mark-to-market adjustment on derivatives of USD 246 million, and fair value adjustments of USD 217 million. These expenses are a result of the repayment and refinancing of our 2010 senior bank facilities, as certain interest rate swaps hedging borrowings under our 2010 senior bank facilities became ineffective as a result of the repayment and refinancing of these facilities, the early redemption of USD 1.25 billion notes that occurred in the third quarter of 2011, as well as the early repayment of USD 500 million of debt securities in the last quarter of 2011. While the accretion expense is a non-cash item, the cash equivalent of the negative mark-to-market adjustment will be spread over the period from 2011 to 2014. For the year ended 31 December 2010, exceptional finance costs were USD 925 million.

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

F. IMPACT OF CHANGES IN FOREIGN EXCHANGE RATES

Foreign exchange rates have a significant impact on our consolidated financial statements. The following table sets forth the percentage of our revenue realized by currency for the years ended 31 December 2012, 2011 and 2010:

	Year ended 31 December,
	2012	2011	2010
U.S. dollar	38.3%	37.5%	40.4%
Brazilian real	27.1%	28.7%	26.7%
Euro	7.0%	7.8%	7.6%
Chinese yuan	6.7%	5.9%	4.8%
Canadian dollar	5.2%	5.4%	5.7%
Argentinean peso	4.9%	4.2%	3.5%
Russian ruble	3.0%	3.3%	3.3%
Great Britain pound sterling	2.2%	2.5%	3.4%

As a result of the fluctuation of foreign exchange rates for the years ended 31 December 2012, 2011 and 2010:

•

We recorded a negative translation impact of USD 2,421 million on our 2012 revenue (as compared to a positive impact of USD 1,137 million in 2011 and a positive impact of USD 1,255 million in 2010) and a negative translation impact of USD 1,070 million on our 2012 profit from operations (as compared to a positive impact of USD 401 million in 2011 and a positive impact of USD 579 million in 2010).

•

Our 2012 reported profit (after tax) was negatively affected by a USD 950 million translation impact (as compared to a positive translation impact of USD 312 million in 2011 and a positive impact of USD 559 million in 2010), while the negative translation impact on our 2012 earnings per share base (profit attributable to our equity holders) was USD 648 million or USD 0.40 per share (as compared to a positive impact of 200 million or USD 0.13 per share in 2011 and a positive impact of USD 357 million or USD 0.22 per share in 2010).

•	Our net debt increased by USD 494 million in 2012 as a result of translation impacts (as compared to a decrease of USD 262 million in 2011 and USD 725 million in 2010).

•	Our equity decreased by USD 271 million in 2012 as a result of translation impacts (as compared to a decrease of 1,764 million in 2011 and an increase of USD 939 million in 2010).

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

Equity attributable to our equity holders and non-controlling interests amounted to USD 45.4 billion as of 31 December 2012 (USD 41.0 billion as of 31 December 2011 and USD 38.8 billion as of 31 December 2010) and our net debt amounted to USD 30.1 billion as of 31 December 2012 (USD 34.7 billion as of 31 December 2011 and USD 39.7 billion as of 31 December 2010). Our overriding objectives when managing capital resources are to safeguard the business as a going concern and to optimize our capital structure so as to maximize shareholder value while keeping the desired financial flexibility to execute strategic projects.

To finance the acquisition of Anheuser-Busch in 2008, we entered into a USD 45 billion senior facilities agreement (of which USD 44 billion was ultimately drawn) and a USD 9.8 billion bridge facility agreement, enabling us to consummate the acquisition. During 2008, 2009 and 2010, we fully refinanced and repaid our obligations under these debt facilities by using the proceeds from a rights offering in 2008, cash generated from operating activities, proceeds from the disposal of activities, drawdowns from existing loan facilities, proceeds of capital market offerings and the proceeds from a new senior credit facility entered into in April 2010 (the “2010 Senior Facilities Agreement”). The terms of the 2010 Senior Facilities Agreement, as well as its intended use, are described under “Item 10. Additional Information—C. Material Contracts.” Over the course of 2010, we made a number of repayments to the 2010 senior facilities. Effective 25 July 2011, we amended the terms of the 2010 Senior Facilities Agreement. The amendment provided for an extension of the USD 8.0 billion five-year revolving credit facility maturing in April 2015 with a revised maturity of July 2016, as well as a reduced margin grid. In connection with the amendment, we fully prepaid and terminated the USD 5.0 billion three-year term facility maturing in April 2013. During 2011, we continued to refinance and repay our obligations under the 2010 senior facilities by using cash generated from operating activities, drawdowns from existing loan facilities and by using the proceeds of capital market offerings. As of 31 December 2012, there were no amounts drawn under the amended USD 8.0 billion multi-currency revolving credit facility. See “Item 5. Operating and Financial Review—H. Contractual Obligations and Contingencies—Contractual Obligations.”

In connection with the announcement on 29 June 2012 that we and Grupo Modelo entered into an agreement under which we will acquire the remaining stake in Grupo Modelo that we do not already own, we entered into a USD 14.0 billion long-term bank financing, dated as of 20 June 2012. The new USD 14.0 billion facilities agreement (“2012 Facilities Agreement”) comprised of “Facility A,” a term facility with a maximum maturity of two years from the funding date for up to USD 6.0 billion principal amount and “Facility B,” a three-year term facility for up to USD 8.0 billion principal amount bearing interest at a floating rate equal to LIBOR, plus margins. In November 2012, the principal amount of “Facility A” was reduced to USD 5.1 billion, following a voluntary cancellation option under the 2012 Facilities Agreement. Accordingly, as of 31 December 2012, the total principal amount available under the 2012 Facilities Agreements amounted to USD 13.1 billion. The margins on each facility will be determined based on ratings assigned by rating agencies to our long-term debt. For Facility A, the margin ranges between 0.85% per annum and 2.15% per annum. For Facility B, the margin ranges between 1.10% per annum and 2.40% per annum. At our rating as of 31 December 2012, the initial margins would have been 1.00% and 1.25%, respectively. All proceeds from the drawdown under the 2012 Facilities Agreement must be applied, directly or indirectly, towards the acquisition of Grupo Modelo, refinancing of existing indebtedness of Grupo Modelo or any costs in connection therewith. As of 31 December 2012, both facilities remained undrawn. Each facility is available to be drawn until 20 June 2013, subject to an extension up to 20 December 2013 at our option. In the event that we choose to extend the availability period, the tenor of Facility B will be reduced by the length of the period by which the availability period has been extended. Customary commitment fees are payable on any undrawn but available funds under the 2012 Facilities Agreement. These fees are recorded as exceptional finance cost. See “Item 10. Additional Information—C. Material Contracts.”

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

Our cash, cash equivalents and short-term investments in debt securities less bank overdrafts as of 31 December 2012 amounted to USD 13,878 million. As of 31 December 2012, we had total liquidity of USD 35,143 million, which consisted of USD 8.0 billion of commitments under the 2010 senior facilities, USD 165 million under short-term credit facilities and USD 13,878 million of cash, cash equivalents and short-term investments in debt securities less bank overdrafts and USD 13.1 billion of commitments under the USD 14.0 billion 2012 Facilities Agreement. Although we may borrow such amounts to meet our liquidity needs, we principally rely on cash flows from operating activities to fund our continuing operations.

Cash Flow

The following table sets forth our consolidated cash flows for the years ended 31 December 2012, 2011 and 2010:

	Year ended 31 December (audited)
	2012	2011	2010
	(USD million)
Cash flow from operating activities	13,268	12,486	9,905
Cash flow from (used in) investing activities	(11,341)	(2,731)	(2,546)
Cash flow from (used in) financing activities	162	(8,996)	(6,757)

Net increase/(decrease) in cash and cash equivalents	2,089	759	602

Cash flow from operating activities

Our cash flows from operating activities for the years ended 31 December 2012, 2011 and 2010 were as follows:

	2012	2011	2010
Profit (including non-controlling interests)	9,434	7,959	5,762
Interest, taxes and non-cash items included in profit	6,294	7,420	8,503

Cash flow from operating activities before changes in working capital and provisions	15,728	15,379	14,265
Change in working capital(1)	1,099	1,409	226
Pension contributions and use of provisions	(621)	(710)	(519)
Interest, dividends, and taxes (paid)/received	(2,938)	(3,592)	(4,067)

Cash flow from operating activities	13,268	12,486	9,905

Note:

(1)	For purposes of the table above, working capital includes inventories, trade and other receivables and trade and other payables, both current and non-current.

Non-cash items included in profit include: depreciation, amortization and impairments, including impairment losses on receivables and inventories; additions and reversals in provisions and employee benefits; losses and gains on sales of property, plant and equipment, intangible assets, subsidiaries and assets held for sale; equity share-based payment expenses; share of result of associates; net finance cost; income tax expense and other non-cash items included in profit. Please refer to our consolidated cash flow statement in our audited consolidated financial statements as of 31 December 2012 and 2011, and for the three years ended 31 December 2012 for a more comprehensive overview of our cash flow from operating activities.

Our primary source of cash flow for our ongoing activities and operations is our cash flow from operating activities. For extraordinary transactions (such as the 2008 Anheuser-Busch acquisition), we may, from time to time, also rely on cash flows from other sources. See “—Cash Flow from Investing Activities” and “—Cash Flow from Financing Activities,” below.

Net cash from operating activities in 2012 increased by USD 782 million, or 6.3%, from USD 12,486 million in 2011 to USD 13,268 million in 2012. The increase mainly results from higher profits generated in 2012. The working capital improvements reflect primarily the results of on-going payables initiatives. In addition, trade payables increased at year end 2011 and 2012 related to capital expenditures, these payables having on average longer payment terms.

We devote substantial efforts to the efficient use of our working capital, especially those elements of working capital that are perceived as ‘core’ (including trade receivables, inventories and trade payables). The initiatives to improve our working capital include the implementation of best practices on collection of receivables and inventory management, such as optimizing our inventory levels per stock taking unit, improving the batch sizes in our production process and optimizing the duration of overhauls. Similarly, we aim to efficiently manage our payables by reviewing our standard terms and conditions on payments and resolving, where appropriate, the terms of payment within 120 days upon receipt of invoice. Changes in working capital contributed USD 1,099 million to operational cash flow in 2012. This contribution includes USD 57 million cash outflow from derivatives. Excluding the impact of derivatives, working capital management would have resulted in a positive USD 1,156 million cash impact.

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

Cash Flow from Investing Activities

Our cash flows from investing activities for the years ended 31 December 2012, 2011 and 2010 were as follows:

	Year ended 31 December (audited)
	2012	2011	2010
	(USD million)
Net capital expenditure(1)	(3,089)	(3,256)	(2,123)
Acquisition and sale of subsidiaries and associates, net of cash acquired/disposed of(2)	(1,412)	(25)	(28)
Proceeds from the sale of / (investment in) short-term debt securities	(6,702)	529	(604)
Other(2)	(138)	21	209

Cash flow from (used in) investing activities	(11,341)	(2,731)	(2,546)

Notes:

(1)	Net capital expenditure consists of acquisitions of plant, property and equipment and of intangible assets, minus proceeds from sale.
(2)	Reclassified to conform to the 2012 presentation.

Net cash used in investing activities was USD 11,341 million in 2012 as compared to USD 2,731 million in 2011.

During 2012, we raised USD 7.5 billion in senior unsecured bonds and EUR 2.25 billion (USD 2.97 billion) in euro medium-term notes to support the combination with Grupo Modelo. The excess liquidity resulting from these bonds was mainly invested in short-term debt securities and short-term (less than one year) U.S.Treasury Bills pending the closing of the combination with Grupo Modelo. Such U.S.Treasury Bills are of highly liquid nature. Please refer to notes 17, 21 and 23 of our audited consolidated financial statements as of 31 December 2012 and 2011, and for the three years ended 31 December 2012. The increase in net cash used in investing activities is further explained by the acquisition of CND in Dominican Republic in May 2012. Please refer to note 6 of our audited consolidated financial statements as of 31 December 2012 and 2011, and for the three years ended 31 December 2012. See “—Borrowings” below for details of long-term debt we entered into during 2012.

Our net capital expenditures amounted to USD 3,089 million in 2012 and USD 3,256 million in 2011. Out of the total capital expenditures of 2012, approximately 56% was used to improve our production facilities while 35% was used for logistics and commercial investments. Approximately 9% was used for improving administrative capabilities and purchase of hardware and software.

Net cash used in investing activities was USD 2,731 million in 2011 as compared to USD 2,546 million in 2010. The increase is due to higher capital expenditures, mainly in Brazil and in China. This increase was partially offset by USD 529 million of proceeds from the sale of short-term Brazilian real denominated government debt securities which we had invested in during 2010.

Cash Flow from Financing Activities

Our cash flows from financing activities for the years ended 31 December 2012, 2011 and 2010 were as follows:

	Year ended 31 December (audited)
	2012	2011	2010
	(USD million)
Dividends paid(1)	(3,632)	(3,088)	(1,924)
Net (payments on) / proceeds from borrowings	3,649	(4,558)	(4,290)
Net proceeds from the issue of share capital	102	155	215
Other (including net financing costs other than interest)	43	(1,505)	(758)

Cash flow from (used in) financing activities	162	(8,996)	(6,757)

Note:

(1)	Dividends paid in 2012 consisted primarily of USD 2,730 million paid by Anheuser-Busch InBev SA/NV and USD 1,101 million paid by Ambev. Dividends paid in 2011 consisted primarily of USD 1,771 million paid by Anheuser-Busch InBev SA/NV and USD 1,256 million paid by Ambev. Dividends paid in 2010 consisted primarily of USD 826 million paid by Anheuser-Busch InBev SA/NV and USD 1,097 million paid by Ambev.

Cash inflow from financing activities amounted to USD 162 million in 2012, as compared to a cash outflow of USD 8,996 million in 2011. During 2012, in order to pre-fund the combination with Grupo Modelo, we raised funds through a series of bond issuances. The excess liquidity resulting from these bonds was mainly invested in short-term debt securities and short-term (less than one year) U.S.Treasury Bills pending the closing of the combination with Grupo Modelo. Such U.S.Treasury Bills are of highly liquid nature. Please refer to notes 17, 21 and 23 of our audited consolidated financial statements as of 31 December 2012 and 2011, and for the three years ended 31 December 2012.

See “—Borrowings” below for details of long-term debt we entered into during 2012.

Cash flows used in financing activities amounted to USD 8,996 million in 2011, as compared to cash used in financing activities for the year ended 31 December 2010 of USD 6,757 million. The 2011 cash flow from financing activities reflected higher dividend payouts as compared to 2010, net repayments from borrowings as well as settlements of derivatives not part of a hedging relationship.

Transfers from Subsidiaries

The amount of dividends payable by our operating subsidiaries to us is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. For example, in Brazil, which accounted for 39.1% of our actual reported profit from operations for the year ended 31 December 2012, current legislation permits the Brazilian government to impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance in Brazil’s balance of payments. For approximately six months in 1989 and early 1990, the Brazilian government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors in order to conserve Brazil’s foreign currency reserves.

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

Cash and Cash Equivalents and Short-Term Investments

Our cash and cash equivalents and short-term investments less bank overdrafts at each of 31 December 2012, 2011 and 2010 were as follows:

	Year ended 31 December (audited)
	2012	2011	2010
	(USD million)
Cash and cash equivalents	7,051	5,320	4,511
Bank overdrafts	—	(8)	(14)
Investment in short-term debt securities	6,827	103	641

Cash and Cash Equivalents and Short-Term Investments	13,878	5,415	5,138

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

Effective 25 July 2011, we amended the terms of the 2010 Senior Facilities Agreement. The amendment provides an extension of the USD 8.0 billion five-year revolving credit facility maturing in April 2015 with a revised maturity of July 2016, as well as a reduced margin grid. In connection with the amendment, we fully prepaid and terminated the USD 5.0 billion three-year term facility maturing in April 2013. The amendment further extends our debt maturities and, as evidenced by the improved margin grid, materializes our enhanced credit profile. The terms of the 2010 Senior Facilities Agreement, its amendments, as well as its intended use, are described under “Item 10. Additional Information—C. Material Contracts.”

In addition, during 2011, we continued to refinance and repay our obligations under the 2010 Senior Facilities Agreement by using cash generated from operations, drawdowns from existing loan facilities and by using the proceeds of debt capital market offerings. As of 31 December 2012, there were no amounts drawn under the amended USD 8.0 billion multi-currency revolving credit facility.

In connection with the announcement on 29 June 2012 that we and Grupo Modelo entered into an agreement under which we plan to acquire the remaining stake in Grupo Modelo that we do not already own, we entered into a USD 14.0 billion long-term bank financing, dated as of 20 June 2012. The new USD 14.0 billion facilities agreement (“2012 Facilities Agreement”) comprised of “Facility A,” a term facility with a maximum maturity of two years from the funding date for up to USD 6.0 billion principal amount, and “Facility B,” a three-year term facility for up to USD 8.0 billion principal amount bearing interest at a floating rate equal to LIBOR, plus margins. In November 2012, the principal amount of “Facility A” was reduced to USD 5.1 billion, following a voluntary cancellation option under the 2012 Facilities Agreement. Accordingly, as of 31 December 2012, the total principal amount available under the 2012 Facilities Agreements amounted to USD 13.1 billion. The margins on each facility will be determined based on ratings assigned by rating agencies to our long-term debt. For Facility A, the margin ranges between 0.85% per annum and 2.15% per annum. For Facility B, the margin ranges between 1.10% per annum and 2.40% per annum. At our rating as of 31 December 2012, the initial margins would have been 1.00% and 1.25%, respectively. All proceeds from the drawdown under the 2012 Facilities Agreement must be applied, directly or indirectly, towards the acquisition of Grupo Modelo, refinancing of existing indebtedness of Grupo Modelo or any costs in connection therewith. As of 31 December 2012, both facilities remained undrawn. Each facility is available to be drawn until 20 June 2013, subject to an extension up to 20 December 2013 at our option. In the event that we choose to extend the availability period, the tenor of Facility B will be reduced by the length of the period by which the availability period has been extended. Customary commitment fees are payable on any undrawn but available funds under the 2012 Facilities Agreement. These fees are recorded as exceptional finance cost. See “Item 10. Additional Information—C. Material Contracts.”

Furthermore, in 2012 and in 2013 to date, we completed the following debt capital market offerings:

•

On 16 July 2012, we issued four series of notes in an aggregate principal amount of USD 7.5 billion, consisting of USD 1.5 billion aggregate principal amount of notes due 2015, bearing interest at a rate of 0.800%; USD 2.0 billion aggregate principal amount of notes due 2017, bearing interest at a rate of 1.375%; USD 3.0 billion aggregate principal amount of notes due 2022, bearing interest at a rate of 2.500%; and USD 1.0 billion aggregate principal amount of notes due 2042, bearing interest at a rate of 3.750%. We used the net proceeds of the offering for general corporate purposes and pre-funding of financing related to the proposed combination with (or acquisition of shares of) Grupo Modelo.

•

On 25 July 2012, we issued EUR 750 million aggregate principal amount of notes due 2017, bearing an interest of 1.250%; EUR 750 million aggregate principal amount of notes due 2019, bearing an interest of 2.000%; and EUR 750 million aggregate principal amount of notes due 2024, bearing an interest of 2.875%. The net proceeds of the offering were used for general corporate purposes and pre-funding of financing related to the proposed combination with (or acquisition of shares of) Grupo Modelo.

•

On 17 January 2013, we issued USD 4.0 billion aggregate principal amount of notes, consisting of USD 1.0 billion aggregate principal amount of fixed rate notes due 2016, USD 1.0 billion aggregate principal amount of fixed rate notes due 2018, USD 1.25 billion aggregate principal amount of fixed rate notes due 2023 and USD 750 million aggregate principal amount of fixed rate notes due 2043. The notes bear interest at an annual rate of 0.800% for the 2016 notes, 1.250% for the 2018 notes, 2.625% for the 2023 notes and 4.000% for the 2043 notes. The notes will mature on 15 January 2016 in the case of the 2016 notes, on 17 January 2018 in the case of the 2018 notes, on 17 January 2023 in the case of the 2023 notes and 17 January 2043 in the case of the 2043 notes. The net proceeds of the offering were used for general corporate purposes.

•

On 23 January 2013, we issued EUR 500 million aggregate principal amount of fixed rate notes due in 2033 and bearing interest at an annual rate of 3.250%. The net proceeds of the offering were used for general corporate purposes.

•

On 25 January 2013, we issued a private offering of notes in an aggregate principal amount of CAD 1.2 billion, consisting of CAD 600 million aggregate principal amount of notes with a fixed interest rate of 2.375% per annum and maturity date of 25 January 2018 and CAD 600 million aggregate principal amount of notes with a fixed interest rate of 3.375% per annum and maturity date of 25 January 2023. The notes were offered only to accredited investors resident in Canadian provinces via an Offering Memorandum dated 17 January 2013. The net proceeds of the offering were used for general corporate purposes.

Anheuser-Busch InBev SA/NV guarantees the outstanding capital markets debt previously issued or guaranteed by Anheuser-Busch. As of 31 December 2012, the Anheuser-Busch obligations guaranteed by Anheuser-Busch InBev SA/NV amounted to USD 4.8 billion.

Most of our other interest-bearing loans and borrowings are for general corporate purposes, based upon strategic capital structure concerns, although certain borrowings are incurred to fund significant acquisitions of subsidiaries, such as the borrowings to fund the proposed combination with Grupo Modelo. Although seasonal factors affect the business, they have little effect on our borrowing requirements.

We have a Belgian commercial paper program under which Anheuser-Busch InBev SA/NV and Cobrew NV may issue and have outstanding at any time commercial paper notes up to a maximum aggregate amount of EUR 1.0 billion (USD 1.3 billion) or its equivalent in alternative currencies. The proceeds from the issuance of any such notes may be used for general corporate purposes. The notes may be issued in two tranches: Tranche A has a maturity of not less than seven and not more than 364 days from and including the day of issue; Tranche B has a maturity of not less than one year. As of 31 December 2012, we had borrowed approximately USD 1.1 billion under the program. Our ability to borrow additional amounts under the program is subject to investor demand. If we are ever unable to refinance under this commercial program as it becomes due, we may borrow up to an amount of EUR 125 million (USD 165 million) under a committed special-purpose credit line or access funding through the use of our other committed lines of credit.

In June 2011, we also established a U.S. commercial paper program for an aggregate outstanding amount not exceeding USD 3.0 billion. We use the net proceeds from this program, before expenses, for general corporate purposes. As of 31 December 2012, the total outstanding commercial paper under this program amounted to USD 999 million. If we are ever unable to refinance under this commercial program as it becomes due, we have access to funding through the use of our committed lines of credit.

At the time of the Anheuser-Busch acquisition, the interest rate for an amount of up to USD 34.5 billion had effectively been fixed through a series of hedge arrangements at a weighted average rate of 3.875% per annum (plus applicable fixed spreads) for the period 2009 to 2011 and a portion of the hedging arrangements had been successively extended for an additional two-year period. Following the repayment and refinancing activities performed throughout 2009, 2010 and 2011, we entered into new interest rate swaps to unwind the ones that became freestanding as a result of these repayments. As of 31 December 2012, there are no remaining open positions covering the interest exposure on the outstanding balance drawn under the 2010 senior facilities. As a result of the partial prepayment of amounts drawn under the 2008 and 2010 Senior Facilities Agreement during 2009, 2010 and 2011, we recognized an exceptional finance cost of USD 474 million in 2009, of USD 733 million in 2010 and of USD 235 million in 2011 in hedging losses, as the interest rate swaps hedging the repaid parts of the 2008 and 2010 Senior Facilities Agreements were no longer effective. Please refer to note 28 of our audited consolidated financial statements as of 31 December 2012 and 2011, and for the three years ended 31 December 2012, “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments.”

Our borrowings are linked to different interest rates, both variable and fixed. As of 31 December 2012, after certain hedging and fair value adjustments, USD 5.7 billion, or 12.9%, of our interest-bearing financial liabilities (which include loans, borrowings and bank overdrafts) bore a variable interest rate, while USD 38.6 billion, or 87.1%, bore a fixed interest rate. Our net debt is denominated in various currencies, though primarily in the U.S. dollar, the euro, the Brazilian real, the pound sterling and the Canadian dollar. Our policy is to proactively address and manage the relationship between our various borrowing currency liabilities and our functional currency cash flows, through long-term or short-term borrowing arrangements, either directly in their functional currencies or indirectly through hedging arrangements.

The currency of borrowing is driven by various factors in the different countries of operation, including a need to hedge against functional currency inflation, currency convertibility constraints, or restrictions imposed by exchange control or other regulations. In accordance with our policy aimed at achieving an optimal balance between cost of funding and volatility of financial results, we seek to proactively address and manage the relationship between borrowing liabilities and functional currency cash flow, and we may enter into certain financial instruments in order to mitigate currency risk. We have also entered into certain financial instruments in order to mitigate interest rate risks. For further details on our approach to hedging foreign currency and interest rate risk, please refer to note 28 of our audited consolidated financial statements as of 31 December 2012 and 2011, and for the three years ended 31 December 2012, and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments.”

We use a hybrid currency matching model pursuant to which we may (i) match net debt currency exposure to cash flows in such currency, measured on the basis of EBITDA, as defined, adjusted for exceptional items, by swapping a significant portion of U.S. dollar debt to other currencies, such as Brazilian real (with a higher coupon), although this would negatively impact our profit and earnings due to the higher Brazilian real interest coupon, and (ii) use U.S. dollar cash flows to service interest payments under our debt obligations. Please refer to note 28 of our audited consolidated financial statements as of 31 December 2012 and 2011, and for the three years ended 31 December 2012, and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments—Foreign Currency Risk” for further details of our hedging arrangements. For our definition of EBITDA, as defined, see “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2012 Compared to the Year Ended 31 December 2011—EBITDA, as defined.”

We were in compliance with all our debt covenants as of 31 December 2012. The 2012 and 2010 Senior Facility Agreements do not include restrictive financial covenants. For further details regarding our total current and non-current liabilities, please refer to note 23 of our audited consolidated financial statements as of 31 December 2012 and 2011, and for the three years ended 31 December 2012.

The following table sets forth the level of our current and non-current interest-bearing loans and borrowings as of 31 December 2012 and 2011:

	Year ended 31 December (audited)
	2012	2011
	(USD million)
Secured bank loans	151	155
Commercial papers	2,088	2,287
Unsecured bank loans	1,040	4,602
Unsecured bond issues	40,828	32,902
Secured other loans	5	6
Unsecured other loans	88	80
Finance lease liabilities	141	125

Total(1)	44,341	40,157

Notes:

(1)	Total shown excludes USD 8 million of bank overdrafts in 2011.

The following table sets forth the contractual maturities of our interest-bearing liabilities as of 31 December 2012:

	Carrying Amount(1)	Less than 1 year	1 - 2 years	2 - 3 years	3 - 5 years	More than 5 years
	(USD million)
Secured bank loans	151	32	48	23	26	22
Commercial papers	2,088	2,088	—	—	—	—
Unsecured bank loans	1,040	413	264	207	150	6
Unsecured bond issues	40,828	2,840	5,318	4,679	6,879	21,112
Secured other loans	5	5	—	—	—	—
Unsecured other loans	88	9	12	12	11	44
Finance lease liabilities	141	3	3	4	9	122

Total	44,341	5,390	5,645	4,925	7,075	21,306

Notes:

(1)	“Carrying Amounts” refers to net book value as recognized on the balance sheet at 31 December 2012.

Please refer to note 28 of our audited consolidated financial statements as of 31 December 2012 and 2011, and for the three years ended 31 December 2012 for a description of the currencies of our financial liabilities and a description of the financial instruments we use to hedge our liabilities.

Credit Rating

As of 31 December 2012, our credit rating from Standard & Poor’s is A for long-term obligations and A-1 for short-term obligations, with a stable outlook, and our credit rating from Moody’s Investors Service is A3 for long-term obligations and P-2 for short-term obligations, with a positive outlook. Credit ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any of our or our subsidiaries’ securities. Any change in our credit ratings could have a significant impact on the cost of debt capital to us and/or our ability to raise capital in the debt markets.

Capital Expenditures

We spent USD 3,092 million during 2012 on acquiring capital assets (net of proceeds from the sale of property, plant, equipment and intangible assets). The decrease compared to 2011 was primarily related to currency devaluation in Brazil, translating into lower investments in U.S. dollars. Out of the total capital expenditures of 2012 approximately 56% was used to improve our production facilities, while 35% was used for logistics and commercial investments. Approximately 9% was used for improving administrative capabilities and purchase of hardware and software. Our capital expenditures are primarily funded through cash from operating activities.

We spent USD 3,256 million during 2011 on acquiring capital assets (net of proceeds from the sale of property, plant, equipment and intangible assets). The increase in comparison with 2010 primarily relates to investments in capacity expansion in Brazil and China in order to meet demand in these growth markets. Of our total capital expenditures in 2011, approximately 57% was used to improve our production facilities while 33% was used for logistics and commercial investments. Approximately 10% was used for improving administrative capabilities and purchase of hardware and software.

We spent USD 2,123 million in 2010 on acquiring capital assets. Of this amount, approximately 53% was used to improve our production facilities, while 38% was used for logistics and commercial investments. Approximately 9% was used for improving administrative capabilities and purchase of hardware and software.

Research and Development

In 2012, we spent USD 182 million (USD 175 million in 2011 and USD 184 million in 2010) on research and development at our Belgian R&D center and across our zones. Part of this was spent in the area of market research, but the majority is related to innovation in the areas of process optimization and product development. For further information, see “Item 4. Information on the Company—B. Business Overview—10. Intellectual Property; Research and Development—Research and Development.”

Investments and Disposals

On 11 May 2012, we announced that Ambev and E. León Jimenes S.A. (“ELJ”), which owned 83.5% of CND, entered into a transaction to form a strategic alliance to create the leading beverage company in the Caribbean through the combination of their businesses in the region. Ambev’s initial indirect interest in CND was acquired through a cash payment of USD 1.0 billion and the contribution of Ambev Dominicana. Separately, Ambev Brazil acquired an additional stake in CND of 9.3%, which was owned by Heineken N.V., for USD 237 million at the closing date. During the second half of 2012, as part of the same transaction, Ambev acquired an additional 0.99% stake from other minority holders, through a cash payment of USD 36 million. As of 31 December 2012, Ambev owned a total indirect interest of 52.0% in CND.

We entered into an agreement with the Dragon Group on 21 September 2012 to acquire its stake in Keytop group for an aggregate purchase price anticipated to be approximately USD 400 million. The Keytop group owns majority participations in four breweries located in the Jiangxi, Henan and Shandong provinces in China. This acquisition is expected to support our growth strategy in China through the addition of approximately nine million hectoliters in total production capacity, and the closing of the acquisition is subject to regulatory approvals and customary closing conditions.

On 29 June 2012, we announced an agreement with Grupo Modelo agreeing to acquire the remaining stake in Grupo Modelo that we do not already own for USD 9.15 per share in cash in a transaction valued at USD 20.1 billion. In a related transaction, Constellation agreed to purchase Grupo Modelo’s 50% stake in Crown Imports, the joint venture that imports and markets Grupo Modelo’s brands in the United States, for USD 1.85 billion, giving Constellation 100% ownership and control of Crown Imports.

The combination of us and Grupo Modelo is expected to be completed through a series of steps that will simplify Grupo Modelo’s corporate structure, followed by an all-cash tender offer by us for all outstanding Grupo Modelo shares that we will not own at that time. Following the combination, two Grupo Modelo board members will join our Board of Directors, and they have committed, only if they tender their shares, to invest an aggregate amount of USD 1.5 billion of their proceeds from the tender offer into our shares to be delivered within five years via a deferred share instrument. Such investment will happen at the share price of USD 65.

Completion of the combination with Grupo Modelo has been conditioned upon, among other things, antitrust approval from U.S. and Mexican authorities. We have received approval from Mexican authorities.

In January 2013, the DOJ brought a lawsuit seeking to block the proposed combination between us and Grupo Modelo.

In February 2013, we announced a revised agreement with Constellation valued at USD 2.9 billion under which Constellation would acquire Grupo Modelo’s Piedras Negras brewery in Mexico, and Crown Imports will be granted a perpetual and exclusive license for the Modelo brands produced in Mexico and distributed by Crown Imports in the United States. As previously announced, Constellation would also acquire Grupo Modelo’s 50% stake in Crown Imports for USD 1.85 billion. The terms of our combination with Grupo Modelo, announced in June 2012, are unchanged. Completion of the sale of Piedras Negras has been conditioned upon, among other things, any antitrust clearance from U.S. and Mexican authorities that may be required.

We, Grupo Modelo, Constellation and Crown Imports are engaged in discussions with the DOJ seeking to resolve the DOJ’s litigation challenging the combination with Grupo Modelo. In connection with such discussions, the parties and the DOJ jointly approached the court to request a stay of all litigation proceedings until 9 April 2013, and the court approved the request. There can be no assurance that the discussions will be successful.

The acquisitions or disposals we undertook in 2011 and 2010 did not result in our liquidity increasing or decreasing in a material way.

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

The following table provides a reconciliation of our net debt to the sum of current and non-current interest bearing loans and borrowings as of the dates indicated:

	31 December (audited)
	2012	2011
	(USD million)
Non-current interest bearing loans and borrowings	38,951	34,598
Current interest bearing loans and borrowings	5,390	5,559

Total	44,341	40,157
Bank overdrafts	—	8
Cash and cash equivalents	(7,051)	(5,320)
Interest-bearing loans granted (included within Trade and other receivables)	(324)	(30)
Debt securities (included within Investment securities) (1)	(6,852)	(127)

Total net debt	30,114	34,688

Note:

(1)	See note 23 to our audited consolidated financial statements as of 31 December 2012 and 2011, and for the three years ended 31 December 2012.

Net debt as of 31 December 2012 was USD 30.1 billion, a reduction of USD 4.6 billion as compared to 31 December 2011. Apart from operating results net of capital expenditures, our net debt was mainly impacted by dividend payments to our shareholders and to Ambev shareholders totaling USD 3,632 million; the payment of interest and taxes, amounting to USD 3,658 million; the payment associated with the strategic alliance with CND, amounting to USD 1,298 million; and the impact of changes in foreign exchange rates, resulting in a USD 494 million increase in net debt.

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

Consolidated equity attributable to our equity holders as of 31 December 2012 was USD 41,142 million, compared to USD 37,492 million at the end of 2011. The combined effect of the weakening of mainly the closing rates of the Brazilian real and the Argentinean peso and the strengthening of mainly the closing rates of the euro, the pound sterling, the Mexican peso, the Russian ruble and the Chinese yuan resulted in a negative foreign exchange translation adjustment of USD 271 million.

Consolidated equity attributable to our equity holders as of 31 December 2011 was USD 37,492 million, compared to USD 35,259 million at the end of 2010. The combined effect of the strengthening of mainly the closing rates of the Chinese yuan, and the weakening of mainly the closing rates of the Argentinean peso, the Brazilian real, the Canadian dollar, the euro, the Mexican peso, the pound sterling, the Russian ruble, and the Ukrainian hryvnia, resulted in a negative foreign exchange translation adjustment of USD 1,764 million.

Further details on equity movements can be found in our consolidated statement of changes in equity to our audited consolidated financial statements as of 31 December 2012 and 2011, and for the three years ended, 31 December 2012.

See “—Borrowings” above for details of long-term debt we entered into during 2012.

H. CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

Contractual Obligations

The following table reflects certain of our contractual obligations, and the effect such obligations are expected to have on our liquidity and cash flows in future periods, as of 31 December 2012:

			Payment Due By Period
Contractual Obligations	Contractual cash flows(2)	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
	(USD million)
Secured bank loans	161	35	50	25	28	23
Commercial papers	2,092	2,092	—	—	—	—
Unsecured bank loans	1,309	487	366	267	180	9
Unsecured bond issues	60,030	4,470	7,117	6,336	9,721	32,386
Secured other loans	6	6	—	—	—	—
Unsecured other loans	139	9	17	17	15	81
Finance lease liabilities	274	14	14	15	29	202
Operating lease liabilities	1,312	108	96	88	141	879
Purchase commitments	14,264	4,678	2,921	2,173	3,030	1,462
Trade and other payables	15,441	13,287	146	144	222	1,642

Total(1)	95,028	25,186	10,727	9,065	13,366	36,684

Notes:

(1)	“Total” amounts refer to non-derivative financial liabilities including interest payments.
(2)	The loan and bond issue contractual cash flow amounts presented above differ from the carrying amounts for these items in our financial statements in that they include our best estimates of future interest payable (not yet accrued) in order to better reflect our future cash flow position.

Please refer to “—Item G. Liquidity and Capital Resources—Funding Sources—Borrowings” for further information regarding our short-term borrowings and long-term debt.

Please refer to note 28 to our audited consolidated financial statements as of 31 December 2012 and 2011, and for the three years ended 31 December 2012, and in particular to the discussions therein on “Liquidity Risk,” for more information regarding the maturity of our contractual obligations, including interest payments and derivative financial assets and liabilities.

Please refer to note 29 to our audited consolidated financial statements as of 31 December 2012 and 2011, and for the three years ended 31 December 2012 for more information regarding our operating lease obligations.

Information regarding our pension commitments and funding arrangements is described in our Significant Accounting Policies and in note 24 to our audited consolidated financial statements as of 31 December 2012 and 2011, and for the three years ended 31 December 2012. The level of contributions to funded pension plans is determined according to the relevant legislation in each jurisdiction in which we operate. In some countries there are statutory minimum funding requirements while in others we have developed our own policies, sometimes in agreement with the local trustee bodies. The size and timing of contributions will usually depend upon the performance of investment markets. Depending on the country and plan in question, the funding level will be monitored periodically and the contribution amount amended appropriately. Consequently, it is not possible to predict with any certainty the amounts that might become payable from 2013 onwards. In 2012, our employer contributions to defined benefit and defined contribution pension plans amounted to USD 457 million. Contributions to defined benefit pension plans for 2013 are estimated to be approximately USD 270 million for our funded defined benefit plans, and USD 84 million in benefit payments to our unfunded defined benefit plans and post-retirement medical plans. Please refer to note 24 to our audited consolidated financial statements as of 31 December 2012 and 2011, and for the three years ended 31 December 2012 for further information on our employee benefit obligations.

Collateral and Contractual Commitments

The following table reflects our collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other commitments, as of 31 December 2012 and 2011:

	Year ended 31 December (audited)
	2012	2011
	(USD million)
Collateral given for own liabilities	628	540
Collateral and financial guarantees received for own receivables and loans to customers	36	34
Contractual commitments to purchase property, plant and equipment	415	689
Contractual commitments to acquire loans to customers	23	40
Other commitments	867	782

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

To the extent that we believe that the realization of a contingency is possible (but not probable) and is above certain materiality thresholds, we have disclosed those items in note 31 to our audited consolidated financial statements as of 31 December 2012 and 2011, and for the three years ended 31 December 2012.

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

J. OUTLOOK AND TREND INFORMATION

In terms of the volume outlook for 2013, we will continue to pursue our Focus Brands and premiumization strategy in the United States, supported by a healthy innovation pipeline and a strong sales execution plan. We expect volumes in the United States to be impacted in the first quarter due to short-term pressure on consumer disposable income and a tough weather comparable. We expect our beer volumes in Brazil to grow by low to mid single digits in the full year, with softness in the first quarter due to the earlier timing of Carnival compared to 2012, and wet weather. We expect a return to solid industry volume growth in China in 2013, with our own volumes in the first quarter showing a good recovery from the fourth quarter 2012.

We expect revenue per hectoliter to grow organically ahead of inflation, weighted by country, as a result of continued improvement in mix and revenue management initiatives.

We expect the cost of sales per hectoliter to increase organically by mid single digits in 2013, with global commodity cost increases and an unfavorable foreign exchange transactional impact (primarily BRL/USD), being partly mitigated by procurement savings and efficiency gains.

We expect distribution expenses per hectoliter to increase organically by mid single digits.

We will continue to drive top-line performance by investing in our brands, and, therefore, sales and marketing investments are expected to grow by high single digits.

We expect the average coupon on net debt to be in the range of 4.8% to 5.3%, provided that the combination with Grupo Modelo closes in the first half of 2013. The average coupon is expected to decline by 50 bps as from 2014 given the absence of the negative cash carry linked to the delay in the closing of the combination. Net pension interest expense (as a result of the revised IAS 19 standard) and accretion expenses, are expected to be approximately USD 40 and USD 75 million per quarter, respectively.

Our expectation for net capital expenditure in 2013 is approximately USD 3.7 billion, with the increase over 2012 being driven by investments in capacity expansion in Brazil and China in addition to commercial capital expenditure linked to our strong innovation pipeline and market programs.

After the completion of the combination with Grupo Modelo, we expect the ratio of net debt to EBITDA, as defined (adjusted for exceptional items) to reach below 2.0x during the course of 2014. Approximately one-third of our gross debt is denominated in currencies other than the U.S. dollar, principally the euro.

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

Board of Directors

Role and Responsibilities, Composition, Structure and Organization

The role and responsibilities of our Board, its composition, structure and organization are described in detail in our corporate governance charter (“Corporate Governance Charter”), which is available on our website: http://www.ab-inbev.com/go/corporate_ governance/corporate_governance_charter.

Our Board may be composed of a maximum of 14 members. There are currently 11 directors, all of whom are non-executives. Immediately after the annual shareholders meeting of 25 April 2012, the mandate of Peter Harf came to an end. Mr. Harf was succeeded as Chairman of the Board by Kees Storm, whose mandate will come to an end at the annual shareholders meeting to be held on 24 April 2013. The renewal of Mr. Storm’s mandate for an additional period of one year will be submitted to the shareholders for approval at the annual shareholders meeting on 24 April 2013.

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

As a consequence, our Board is currently composed of four members nominated by Eugénie Patri Sébastien S.A. (which represents Interbrew’s founding Belgian families and holds the class A Stichting certificates), four members nominated by BRC S.à.R.L. (which represents the Brazilian families that were previously the controlling shareholders of Ambev and holds the class B Stichting certificates) and three independent directors. The independent directors are recommended by our Nomination Committee, nominated by the Stichting board and subsequently elected at our shareholders’ meeting (at which the Stichting, together with its related parties, has the majority of the votes). Our Board was enlarged to 13 members through the addition of the former Anheuser-Busch President and Chief Executive Officer, August A. Busch IV, on 29 September 2008. The term of August Busch IV came to an end at the annual shareholders meeting of 26 April 2011. At the annual shareholders meeting of 25 April 2012, the mandate of Peter Harf came to an end. As a consequence, since 25 April 2012, the Board is composed of 11 directors, three of whom are independent directors. Directors are appointed for a maximum term of four years. The upper age limit for the directors is 70, although exceptions can be made in special circumstances.

Independent directors on our Board are required to meet the following requirements of independence pursuant to our current Corporate Governance Charter. Such requirements are derived from but not fully identical to the requirements of Belgian company law (when legally required, we shall apply the criteria of independence provided by Belgian company law). Based on the provisions of the new Belgian Corporate Governance Code of March 2009 and the Belgian Company Code, the requirements of independence contained in our Corporate Governance Charter are the following:

•	the director is not an executive or managing director of us or an associated company, and has not been in such a position for the previous five years;

•	the director has not served for more than three successive terms as a non-executive director on our board, or for a total term of more than 12 years;

•	the director is not an employee of us or an associated company and has not been in such a position for the previous three years;

•	the director does not receive significant additional remuneration or benefits from us or an associated company apart from a fee received as non-executive director;

•	the director is not the representative of a controlling shareholder or a shareholder with a shareholding of more than 10%, or a director or executive officer of such a shareholder;

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

The composition of our Board is currently as follows:

Name	Principal function	Nature of directorship	Initially appointed	Term expires
Paul Cornet de Ways Ruart	Director	Non-executive, nominated by the holders of class A Stichting certificates	2011	2015

Stéfan Descheemaeker	Director	Non-executive, nominated by the holders of class A Stichting certificates	2008	2015

Olivier Goudet	Independent director	Non-executive	2011	2015

Jorge Paulo Lemann	Director	Non-executive, nominated by the holders of class B Stichting certificates	2004	2014

Grégoire de Spoelberch	Director	Non-executive, nominated by the holders of class A Stichting certificates	2007	2014

Kees Storm	Independent director	Non-executive	2002	2013

Marcel Herrmann Telles	Director	Non-executive, nominated by the holders of class B Stichting certificates	2004	2014

Roberto Moses Thompson Motta	Director	Non-executive, nominated by the holders of class B Stichting certificates	2004	2014

Alexandre Van Damme	Director	Non-executive, nominated by the holders of class A Stichting certificates	1992	2014

Carlos Alberto Sicupira	Director	Non-executive, nominated by the holders of class B Stichting certificates	2004	2014

Mark Winkelman	Independent director	Non-executive	2004	2014

Immediately after the annual shareholders meeting on 25 April 2012, the mandate of Peter Harf came to an end. Kees Storm replaced him as Chairman of our Board. Mr. Storm’s mandate will come to an end at the annual shareholders meeting to be held on 24 April 2013. The renewal of Mr. Storm’s mandate for an additional period of one year will be submitted to the shareholders for approval at the annual shareholders meeting to be held on 24 April 2013.

The business address for all of our directors is: Brouwerijplein 1, 3000 Leuven, Belgium.

Mr. Cornet de Ways Ruart is a representative of the main shareholders (nominated by Eugénie Patri Sébastien S.A., the holder of the class A Stichting certificates). Born in 1968, he is a Belgian citizen and holds a

Master’s Degree as a Commercial Engineer from the Catholic University of Louvain and an MBA from the University of Chicago. From 2006 to 2011, he worked at Yahoo! and was in charge of Corporate Development for Europe before taking on additional responsibilities as Senior Financial Director for Audience and Chief of Staff. Prior to joining Yahoo!, Mr. Cornet was Director of Strategy for Orange UK and spent seven years with McKinsey & Company in London and Palo Alto, California. He is also a member of the Board of Directors of EPS, Rayvax, Adrien Invest, Floridienne S.A. and several privately held companies.

Mr. Descheemaeker is a representative of the main shareholders (nominated by Eugénie Patri Sébastien S.A., the holder of the class A Stichting certificates). Born in 1960, he is a Belgian citizen and holds a Master’s Degree in Commercial Engineering from Solvay Business School. He began his professional career with the Belgian Ministry of Finance and then worked in an investment group until 1996, when he joined Interbrew as head of Strategy & External Growth, managing its M&A activities, culminating with the combination of Interbrew and Ambev. In 2004, he transitioned to operational management, in charge of Interbrew’s operations in the United States and Mexico, and then as InBev’s Zone President Central and Eastern Europe, and, eventually, Western Europe. In 2008, Mr. Descheemaeker ended his operational responsibilities at Anheuser-Busch InBev and joined our Board as a non-executive Director. He was appointed Chief Financial Officer of Delhaize Group in January 2009 and appointed Chief Executive Officer of Delhaize Europe in January 2012. He is also a member of the Universite Libre de Bruxelles (ULB) Foundation.

Mr. Goudet is an independent Board member. Born in 1964, he is a French citizen, holds a Degree in Engineering from l’Ecole Centrale de Paris and graduated from the ESSEC Business School in Paris with a major in Finance. Mr. Goudet started his professional career in 1990 at Mars, Inc., serving on the finance team of the French business. After six years, he left Mars to join the VALEO Group, where he held several senior executive positions. In 1998, Mr. Goudet returned to Mars, where he became Chief Financial Officer in 2004. In 2008, his role was broadened and he was appointed Executive Vice President and Chief Financial Officer. In June 2012, he became an Advisor to the Board of Mars, Inc. Mr. Goudet is currently Partner and Chief Executive Officer of Joh. A. Benckiser (JAB), which is a privately held group focused on long-term investments in companies with premium brands in the fast-moving consumer goods category. The JAB group’s portfolio includes a majority stake in Coty Inc., a global leader in beauty products, a majority stake in Peet’s Coffee & Tea Inc., a premier specialty coffee and tea company, a minority stake in Reckitt Benckiser Group PLC, a global leader in health, hygiene and home products and a minority investment in D.E Master Blenders 1753 N.V., an international coffee and tea company. JAB group also owns Labelux, a luxury leather goods company with brands such as Jimmy Choo, Bally and Belstaff.

Mr. Lemann is a representative of the main shareholders (nominated by BRC S.à.R.L., the holder of the class B Stichting certificates). Born in Brazil in 1939, he received a Bachelor’s Degree from Harvard University in 1961. Mr. Lemann founded and was senior partner of Banco de Investimentos Garantia S.A. in Brazil from 1971 through June 1998, when it was sold to Credit Suisse First Boston. Until early 2005, he was a Director of The Gillette Company in Boston, Swiss Re in Zurich and of Lojas Americanas in São Paulo. He was also Chairman of the Latin American Advisory Committee of the NYSE. He is a co-founder and Board member of Fundação Estudar, a non-profit organization that provides scholarships for Brazilians, and Endeavor, an international non-profit organization that supports entrepreneurs in emerging markets. He has also supported educational institutions including Harvard and the University of Illinois with leadership and endowment gifts over the years.

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

Mr. Storm is an independent Board member and Chairman of our Board of Directors. Born in 1942, he is a Dutch citizen and received an MA in Business Economics from the University of Rotterdam in 1969. His first role after graduating was as an assistant accountant at Moret & Limperg. After six successful years there, he was appointed to the Executive Board of Kon Scholten-Honig in 1976. He was then a member of the Executive Board of

AEGON, the life insurance group, where he subsequently took responsibility for regions including the USA, the Netherlands and Europe, becoming Chairman of the Executive Board in 1993 until his retirement in 2002. He is currently Chairman of the Supervisory Board of KLM, the airline carrier of the Netherlands, Vice Chairman of the Supervisory Board of PON Holdings, a member of the Supervisory Board of AEGON and a member of the Board of Directors of Baxter International (including member of the audit committee) and Unilever (Vice Chairman and Senior Independent Director). His interest in improving healthcare has also led him to active involvement with the Amsterdam Cancer Center and the Health Insurance Fund for Africa.

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

Mr. Winkelman is an independent Board member. Born in 1946, he is a citizen of the Netherlands and holds a Degree in Economics from the Erasmus University in Rotterdam, and an MBA from the Wharton School at the University of Pennsylvania, where he is a trustee and chairman of the Penn Medicine Board. He served as a Management Committee member of Goldman, Sachs & Co. from 1988 to 1994, where he is now a Senior Director. Before joining Goldman, Sachs & Co. in 1978, he served at the World Bank for four years as a senior investment officer.

General Information on the Directors

In relation to each of the members of our Board, we are not aware of (i) any convictions in relation to fraudulent offenses in the last five years, (ii) any bankruptcies, receiverships or liquidations of any entities in which such members held any offices, directorships, or partner or senior management positions in the last five years, or (iii) any official public incrimination and/or sanction of such members by statutory or regulatory authorities (including designated professional bodies), or disqualification by a court from acting as a member of the administrative, management or supervisory bodies of an issuer or from acting in the management or conduct of the affairs of any issuer for at least the previous five years.

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

Over the five years preceding the date of this Form 20-F, the members of our Board hold or have held the following main directorships (apart from directorships they have held with us and our subsidiaries) or memberships of administrative, management or supervisory bodies and/or partnerships:

Name	Current	Past
Paul Cornet	Eugénie Patri Sébastien S.A., Rayvax Société d’Investissement S.A., Sebacoop SCRL, Adrien Invest SCRL, Floridienne S.A., Gourmet Food Collection S.A. and the Stichting	Sparflex

Stéfan Descheemaeker	Eugénie Patri Sébastien S.A., the Stichting and Delhaize Group	—

Olivier Goudet	Joh. A. Benckiser Group, Joh. A. Benckiser sàrl, Joh. A. Benckiser AdvisorCo LLC, Peet’s Coffee & Tea, Inc. and Mars Inc.	Wm. Wrigley Jr. Company and the Washington Performing Arts Society

Jorge Paulo Lemann	Harvard Business School’s Board of Dean’s Advisors, 3G Capital, Inc., Fundação Estudar, Fundação Lemann, the Stichting and Instituto Veris—IBMEC São Paulo	Lojas Americanas S.A., São Carlos Empreendimentos e Participações S.A., GP Investimentos, The Gillette Company, Swiss Re, DaimlerChrysler (International Advisory Board), NYSE (Latin American Advisory Board)

Grégoire de Spoelberch	Agemar S.A., Wernelin S.A., Fiprolux S.A., Eugénie Patri Sébastien S.A., the Stichting, G.D.S. Consult, Cobehold, Compagnie Benelux Participations, Vervodev, Wesparc, Groupe Josi(1), Financière Stockel(1), Immobilière du Canal(1), Verlinvest(1), Midi Developpement(1), Solferino Holding S.A., Navarin S.A., Zencar S.A., Clearvolt S.A. and Fonds InBev Baillet Latour	Atanor(1), Amantelia(1), Demeter
Finance, Lunch Garden Services(1),
Lunch Garden(1), Lunch Garden
Management(1), Lunch Garden
Finance(1), Lunch Garden Concepts(1),
HEC Partners(1), Q.C.C.(1), A.V.G.
Catering Equipment(1), Immo Drijvers-
Stevens(1), Elpo-Cuisinex Wholesale(1)

Kees Storm	Unilever N.V., Unilever Plc, Baxter International Inc., Pon Holdings B.V., AEGON N.V. and Koninklijke Luchtvaart Maatschappij N.V.	Royal Wessanen N.V. and Laurus N.V.

Marcel Herrmann Telles	3G Capital, Inc., Burger King Worldwide Holdings, Inc., Instituto de Desenvolvimento Gerencial—INDG, Fundação Estudar, Instituto Social Maria Telles, Itau/Unibanco International, the Stichting and Harvard Business School’s Board of Dean’s Advisors	Lojas Americanas S.A., São Carlos Empreendimentos e Participações S.A., Editora Abril S.A. GP Investimentos and Instituto Veris—IBMEC São Paulo

Roberto Moses Thompson Motta	São Carlos Empreendimentos e Participações S.A., Lojas Americanas S.A., B2W Companhia Global do Varejo, 3G Capital, Inc., the Stichting and Ambev SA.	GP Investment Limited, Mcom Wireless Ltda. and LPDS Participações S.A.

Alexandre Van Damme	Royal Sporting Club Anderlecht, Burger King Worldwide Holdings Inc., the Stichting and Eugénie Patri Sébastien S.A.	UCB S.A.

Name	Current	Past
Carlos Alberto Sicupira	B2W Companhia Global do Varejo, São Carlos Empreendimentos e Participações S.A, Burger King Worldwide Holdings, Inc., Lojas Americanas S.A., 3G Capital, Inc., Instituto de Desenvolvimento Gerencial—INDG, Movimento Brasil Competitivo—MBC, Fundação Estudar, Fundação Brava, the Stichting, Instituto Veris—IBMEC São Paulo, Instituto Empreender Endeavor Brasil, and Harvard Business School’s Board of Dean’s Advisors	ALL América Latina Logística S.A. and GP Investimentos

Mark Winkelman	Goldman, Sachs & Co. and University of Pennsylvania	Select Reinsurance, Ltd. and J.C. Flowers & Co.

Note:

(1)	As permanent representative.

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

Our Chief Executive Officer leads an executive board of management comprised of the Chief Executive Officer, seven global functional heads and six geographic business zone presidents.

The other members of the executive board of management work with our Chief Executive Officer to enable our Chief Executive Officer to properly perform his duties of daily management.

Although exceptions can be made in special circumstances, the upper age limit for the members of our executive board of management is 65, unless their employment contract provides otherwise.

Our executive board of management currently consists of the following members:

Name	Function
Carlos Brito	Chief Executive Officer
Felipe Dutra	Chief Financial Officer
Claudio Braz Ferro	Chief Supply Officer
Miguel Patricio	Chief Marketing Officer
Sabine Chalmers	Chief Legal and Corporate Affairs Officer
Claudio Garcia	Chief People and Technology Officer
Tony Milikin	Chief Procurement Officer
Bernardo Pinto Paiva	Chief Sales Officer
Jo Van Biesbroeck	Zone President Western Europe and Chief Strategy Officer
Michel Doukeris	Zone President Asia Pacific
Stuart MacFarlane	Zone President Central & Eastern Europe
Francisco Sá	Zone President Latin America South
João Castro Neves	Zone President Latin America North
Luiz Fernando Edmond	Zone President North America

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

Claudio Braz Ferro is our Chief Supply Officer. Born in 1955, Mr. Ferro is a Brazilian citizen and holds a Degree in Industrial Chemistry from the Universidade Federal de Santa Maria, RS, and has studied Brewing Science at the Catholic University of Leuven. Mr. Ferro joined Ambev in 1977, where he held several key positions, including plant manager of the Skol brewery, Industrial Director of Brahma operations in Brazil and later VP Operations at Ambev in Latin America. He was appointed our Chief Supply Officer in January 2007.

Miguel Patricio is our Chief Marketing Officer. Born in 1966, he is a Portuguese citizen and holds a Degree in Business Administration from Fundação Getulio Vargas in São Paulo. Prior to joining Ambev in 1998, Mr. Patricio held several senior positions across the Americas at Philip Morris, the Coca-Cola Company and Johnson & Johnson. At Ambev, he was Vice President Marketing, before being appointed Vice President Marketing of InBev’s North American Zone based in Toronto in January 2005. In January 2006 he was promoted to Zone President North America, and in January 2008, he moved to Shanghai to take on the role of Zone President Asia Pacific. He became our Chief Marketing Officer in July 2012.

Sabine Chalmers is our Chief Legal and Corporate Affairs Officer and Secretary to the Board of Directors. Born in 1965, Ms. Chalmers is of German and Indian origin and holds an LL.B. from the London School of Economics. She is qualified as a solicitor in England and is a member of the New York State Bar. Ms. Chalmers joined us in January 2005 after over 12 years with Diageo plc where she held a number of senior legal positions in various geographies across Europe, the Americas and Asia including as General Counsel of the Latin American and North American businesses. Prior to Diageo, she was an associate at the law firm of Lovells in London, specializing in mergers and acquisitions. Ms. Chalmers is a member of the Board of Directors of Grupo Modelo. She also serves on several professional councils and not-for-profit boards, including the Association of Corporate Counsel and Legal Momentum, the United States’ oldest legal defense and education fund dedicated to advancing the rights of women and girls.

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

Tony Milikin is our Chief Procurement Officer. Born in 1961, he is a U.S. citizen and holds an undergraduate Finance Degree from the University of Florida and an MBA in Marketing from Texas Christian

University in Fort Worth, Texas. Mr. Milikin joined us in May 2009 from MeadWestvaco, where he was Vice President, Supply Chain and Chief Purchasing Officer, based in Richmond, Virginia, since 2004. Prior to joining MeadWestvaco, he held various purchasing and supply chain positions including Vice-President Purchasing and Supply Management for Sealy, Inc.; Senior Director, Purchasing, Transportation and Distribution for Monsanto; and Manager, Direct Material Sourcing for Alcon Laboratories. He serves on several professional councils, including The Conference Board’s Purchasing and Supply Leadership Council and Manufacturers Alliance/MAPI’s Purchasing Council. He was also a member of the Board of Directors of the Institute for Supply Management™ (ISM).

Bernardo Pinto Paiva is our Chief Sales Officer. Born in 1968, he is a Brazilian citizen and holds a Degree in Engineering from Universidade Federal do Rio de Janeiro and an Executive MBA from Pontifícia Universidade Católica do Rio de Janeiro. Mr. Pinto Paiva joined Ambev in 1991 as a management trainee and during his career at our company has held leadership positions in Sales, Supply, Distribution and Finance. He was appointed Zone President North America in January 2008 and Zone President Latin America South in January 2009 before becoming Chief Sales Officer in January 2012.

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

Michel Doukeris is our Zone President Asia Pacific. Born in 1973, he is a Brazilian citizen and holds a Degree in Chemical Engineering from Federal University of Santa Catarina in Brazil and a Master’s Degree in Marketing from Fundação Getulio Vargas, also in Brazil. He has also completed post-graduate programs in Marketing and Marketing Strategy from the Kellogg School of Management and Wharton Business School in the United States. Mr. Doukeris joined our company in 1996 and held sales positions of increasing responsibility before becoming Vice President Soft Drinks for our Latin America North Zone in 2008. He was appointed President, AB InBev China in January 2010 and currently serves as Zone President Asia Pacific, a position he has held since January 2013.

Stuart MacFarlane is our Zone President Central & Eastern Europe. Born in 1967, he is a citizen of the UK and received a Degree in Business Studies from Sheffield University in the UK. He is also a qualified Chartered Management Accountant. He joined our company in 1992 and since then has held senior roles in Finance, Marketing, Sales and was Managing Director for our company’s business in Ireland. Mr. MacFarlane was appointed President of AB InBev UK & Ireland in January 2008, and in January 2012, became our Zone President Central & Eastern Europe.

Francisco Sá is our Zone President Latin America South. Born in 1965, he is a Brazilian citizen and holds a Degree in Civil Engineering from Universidade Federal da Bahia and an MBA from University of California, Berkeley. He was President of Refrigerantes da Bahia S/A (Coca Bottling Company) for seven years prior to joining Ambev in 1998. He has also held several roles including Direct Distribution Manager, Regional Sales Director and VP Soft Drinks for the Latin America North Zone. Mr. Sá was appointed Zone President Central & Eastern Europe in January 2008 and took over his current role, Zone President Latin America South, in January 2012.

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

Over the five years preceding the date of this Form 20-F, the members of the executive board of management have held the following main directorships (apart from directorships they have held with us and our subsidiaries) or memberships of administrative, management or supervisory bodies and/or partnerships:

Name	Current	Past
Carlos Brito	Director of Fundação Antonio e Helena Zerrenner, Grupo Modelo	—

Felipe Dutra	Director of Grupo Modelo	—

Claudio Braz Ferro	—	—

Miguel Patricio	—	—

Sabine Chalmers	Director of the Association of Corporate Counsel (ACC), Legal Momentum, Grupo Modelo	—

Claudio Garcia	—	—

Tony Milikin	—	Director of the Institute of Supply Management and Director of Supply Chain Council

Name	Current	Past
Bernardo Pinto Paiva	—	—
Jo Van Biesbroeck	Director of Inno.com NV	—
Michel Doukeris	—	—
Stuart MacFarlane	—	—
Francisco Sá	—	—
João Castro Neves	—	—
Luiz Fernando Edmond	—	—

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

LTI Warrant Plan

Since 1999, we have regularly issued warrants (droits de souscription/warrants, or rights to subscribe for newly-issued shares) under our LTI Warrant Plan for the benefit of our directors and, until 2006, for the benefit of members of our executive board of management and other senior employees. Since 2007, members of our executive board of management and other employees are no longer eligible to receive warrants under the LTI Warrant Plan, but instead receive a portion of their compensation in the form of shares and options granted under our Share-Based Compensation Plan and LTI Stock-Option Plan. See “—Share-Based Compensation Plan” and “—LTI Stock-Option Plan” below. Only our directors continue to be eligible to receive a portion of their compensation in the form of LTI warrants. Such grants are made annually at our shareholders’ meeting on a discretionary basis upon recommendation of our Remuneration Committee. See “—C. Board Practices—Information about Our Committees—The Remuneration Committee.”

Each LTI warrant gives its holder the right to subscribe for one newly-issued share. Shares subscribed for upon the exercise of LTI warrants are ordinary registered Anheuser-Busch InBev SA/NV shares. Holders of such shares have the same rights as any other registered shareholder. The exercise price of LTI warrants is equal to the average price of our shares on the regulated market of Euronext Brussels during the 30 days preceding their issue date. LTI warrants granted in the years prior to 2007 (except for 2003) have a duration of ten years. From 2007 onwards (and in 2003) LTI warrants have a duration of five years. LTI warrants are subject to a vesting period ranging from one to three years. Except as a result of the death of the holder, LTI warrants may not be transferred. Forfeiture of a warrant occurs in certain circumstances when the holder leaves our employment.

The table below provides an overview of all of the warrants outstanding under our LTI Warrant Plan as of 31 December 2012:

LTI Plan	Issue date of warrants	Expiry date of warrants	Number of warrants granted(1)		Number of warrants outstanding	Exercise price	Number of warrants outstanding	Exercise price
					Unadjusted(2)		As adjusted as a result of rights offering(3)
			(in millions)		(in millions)	(in EUR)	(in millions)	(in EUR)
1	29 June 1999	28 June 2009	1.301		0	14.23	0	8.90
2	26 October 1999	25 October 2009	0.046		0	13.76	—	—
3	25 April 2000	24 April 2010	2.425		0	11.64	0	7.28
4	31 October 2000	30 October 2010	0.397		0	25.02	0	15.64
5	13 March 2001	12 March 2011	1.186		0	30.23	0	18.90
6	23 April 2001	22 April 2011	0.343		0	29.74	0	18.59
7	4 September 2001	3 September 2011	0.053		0	28.69	0	17.94
8	11 December 2001	10 December 2011	1.919		0	28.87	0	18.05
9	13 June 2002	12 June 2012	0.245		0	32.70	0	20.44
10	10 December 2002	9 December 2012	3.464		0	21.83	0	13.65
11	29 April 2003	28 April 2008	0.066		0	19.51	—	—
12	27 April 2004	26 April 2014	3.881		0.202	23.02	0.20	14.39
13	26 April 2005	25 April 2015	2.544		0.213	27.08	0.21	16.93
14	25 April 2006	24 April 2016	0.688		0.178	38.70	0.11	24.20
15	24 April 2007	23 April 2012	0.120		0	55.41	—	—
16	29 April 2008	28 April 2013	0.120		0.093	58.31	—	—
17	28 April 2009	27 April 2014	1.199	(4)	1.045	21.72	—	—
18	27 April 2010	26 April 2015	0.215		0.215	37.51	—	—
19	26 April 2011	25 April 2016	0.215		0.215	40.92	—	—
20	27 April 2012	27 April 2017	0.200		0.200	54.71	—	—

	Total		20.627		2.36		0.52

Notes:

(1)	The number of warrants granted reflects the number of warrants originally granted under the LTI Warrant Plan, plus the number of additional warrants granted to holders of those warrants as a result of adjustment resulting from our rights offering in December 2008, as described in more detail below. The number of warrants remaining outstanding from such grants, and their respective exercise prices, are shown separately in the table based on whether or not the relevant warrants were adjusted in connection with our rights offering in December 2008.
(2)	Entries in the “unadjusted” columns reflect the number of warrants outstanding, and the exercise price of such warrants, in each case that were not adjusted as a result of our rights offering in December 2008, as described in more detail below.
(3)	Entries in the “adjusted” columns reflect the adjusted number of warrants outstanding, and the adjusted exercise price of such warrants as a result of our rights offering in December 2008, as described in more detail below.
(4)	984,203 of the 1,199,203 warrants granted on 28 April 2009 were granted to persons whose outstanding warrants were not adjusted as a result of our rights offering in December 2008 to compensate such persons for the effects of this non-adjustment as described in more detail below.

As of 31 December 2012, the total number of warrants granted under the LTI Warrant Plan, including the additional warrants granted to compensate for the effects of the December 2008 rights offering, is 20,627 million. As of 31 December 2012, of the 2.36 million outstanding warrants, 1.45 million were vested.

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

For additional information on the LTI warrants held by members of our Board of Directors and members of our executive board of management, see “—Compensation of Directors and Executives.”

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

Through 2009, pursuant to the Share-Based Compensation Plan, eligible employees could elect to receive the other half of their variable compensation in cash or invest all or half of it in our shares. These shares must be held for five years. If an eligible employee voluntarily agreed to defer receiving part of their variable compensation by electing to invest in such shares, they would receive matching options (that is, rights to acquire existing shares) that will become vested after five years, provided that certain pre-defined financial targets are met or exceeded. These targets will be met if our return on invested capital less our weighted average cost of capital over a period of three to five years exceeds certain pre-agreed thresholds. The number of matching options received was determined based on the proportion of the remaining 50% of the eligible employee’s variable compensation that he invested in such shares. For instance, if an eligible employee invested all of the remaining 50% of his variable compensation in our shares, he received a number of options equal to 4.6 times the number of shares he purchased, based on the gross amount of the variable compensation invested. If the eligible employee instead chose to receive 25% of his total variable compensation in cash and invests the remaining 25% in our shares, he would receive a number of options equal to 2.3 times the number of shares he purchased, based on the gross amount of the variable compensation invested.

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

•

options have a maximum life of ten years and an exercise period that starts after five years, subject to financial performance conditions to be met at the end of the second, third or fourth year following the granting;

•	upon exercise, each option entitles the option holder to subscribe to one share; and

•	specific restrictions or forfeiture provisions apply in case the grantee leaves our employment.

The table below gives an overview of the matching options that were granted under the Share-Based Compensation Plan that were outstanding as of 31 December 2012:

Issue Date	Number of shares granted	Number of matching options granted(3)	Number of matching options outstanding	Exercise price	Expiry date of options
	(in millions)	(in millions)	(in millions)	(in EUR)
27 April 2006	0.28	0.98	0.297	24.78	26 April 2016
2 April 2007(1)	0.44	1.42	0.738	33.59	1 April 2017
3 March 2008	0.42	1.66	1.205	34.34	2 March 2018
6 March 2009	0.16	0.40	0.209	20.49	5 March 2019
14 August 2009	1.10	3.76	3.212	27.06	13 August 2019
1 December 2009(2)	—	0.23	0.195	33.24	26 April 2016
1 December 2009(2)	—	0.38	0.360	33.24	1 April 2017
1 December 2009(2)	—	0.45	0.442	33.24	2 March 2018
1 December 2009(2)	—	0.02	0.001	33.24	5 March 2019
5 March 2010	0.28	0.70	0.589	36.52	4 March 2020
30 November 2010(2)	—	0.03	0.019	42.41	26 April 2016
30 November 2010(2)	—	0.02	0.018	42.41	1 April 2017
30 November 2010(2)	—	0.02	0.020	42.41	2 March 2018
30 November 2010(2)	—	0.03	0.035	42.41	13 August 2019
30 November 2010(2)	—	0.03	0.031	42.41	4 March 2020
30 November 2011(2)	—	0.01	0.008	44.00	26 April 2016
30 November 2011(2)	—	0.01	0.014	44.00	1 April 2017
30 November 2011(2)	—	0.01	0.007	44.00	2 March 2018
30 November 2011(2)	—	0.01	0.012	44.00	5 March 2019
30 November 2011(2)	—	0.03	0.027	44.00	13 August 2019
30 November 2011(2)	—	0.01	0.015	44.00	4 March 2020

Total	2.68	10.21	7.45

Notes:

(1)	Certain matching options granted in April 2007 have an exercise price of EUR 33.79.
(2)	Further to the establishment of our New York functional support office, we have established a “dividend waiver” program, which aims at encouraging the international mobility of executives while complying with all legal and tax obligations. According to this program, where applicable, the dividend protection feature of the outstanding matching options owned by executives who moved to the United States, has been cancelled. In order to compensate for the economic loss which results from this cancellation, a number of new matching options has been granted to these executives with a value equal to this economic loss. The new options have a strike price equal to the share price on the day preceding the grant date of the options. All other terms and conditions, in particular with respect to vesting, exercise limitations and forfeiture rules of the new options are identical to the outstanding matching options for which the dividend protection feature was cancelled. The table above includes the new options.
(3)	The Share-Based Compensation Plan terms and conditions provide that, in the event that a corporate change decided by us and having an impact on our capital has an unfavorable effect on the exercise price of the matching options, the exercise price and/or number of our shares to which the options relate will be adjusted to protect the interests of the option holders. Our December 2008 rights offering constituted such a corporate change and triggered an adjustment. Pursuant to the Share-Based Compensation Plan terms and conditions, the unexercised matching options were adjusted in the same manner as the unexercised LTI warrants (see “—LTI Warrant Plan” above), and 1.37 million new matching options were granted in 2008 in connection with this adjustment. The table above reflects the adjusted exercise price and number of options.

As of 31 December 2012, of the 7.45 million outstanding matching options, 1.675 million were vested.

Share-Based Compensation Plan from 2010

As from 5 March 2010, we have modified the structure of the Share-Based Compensation Plan for certain executives, including members of our executive board of management and other senior management in our general headquarters. These executives receive their variable compensation in cash1 but have the choice to invest some or all of the value of their variable compensation in our shares to be held for a five-year period, referred to as voluntary shares. Such voluntary investment leads to a 10% discount to the market price of the shares. Further, we will match such voluntary investment by granting three matching shares for each voluntary share invested, up to a limited total percentage of each executive’s variable compensation. The matching is based on the gross amount of the variable compensation invested. The percentage of the variable compensation that is entitled to get matching shares varies depending on the position of the executive. The Chief Executive Officer and members of our executive board of management currently may take up to a maximum of 60% of their variable compensation with matching shares. The current maximum for executives below the executive board of management is 40% or less. From 1 January 2011, the new plan structure applies to all other senior management.

Voluntary shares are:

•	our existing ordinary shares;

•	entitled to dividends paid as from the date of granting;

•	subject to a lock-up period of five years; and

•

granted at market price. The discount is at the discretion of our Board of Directors. Currently, the discount is 10%, which is delivered as Restricted Stock units subject to specific restrictions or forfeiture provisions in case of termination of service.

Matching shares and discounted shares are granted in the form of restricted stock units which will be vested after five years. In case of termination of service before the vesting date, special forfeiture rules will apply.

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

In accordance with the authorization granted in our bylaws, as amended by the general shareholders’ meeting of 26 April 2011, the variable compensation system deviates from article 520 of the Belgian Company Code, as it allows:

1.	for the variable remuneration to be paid out based on the achievement of annual targets without staggering its grant or payment over a three-year period. However, executives are encouraged to invest some or all of their variable compensation in company shares which are blocked for five years (the “voluntary shares”). Such voluntary investment also leads to a grant of matching shares in the form of restricted stock units which only vest after five years, ensuring sustainable long-term performance;

2.	for the voluntary shares granted under the share-based compensation plan to vest at their grant, instead of applying a vesting period of a minimum of three years. Nonetheless, as indicated above, the voluntary shares remain blocked for five years. On the other hand, any matching shares that are granted, will only vest after five years.

During 2012, we issued 0.7 million of matching restricted stock units pursuant to the new Share-Based Compensation Plan as described above, in relation to the 2011 bonus. These matching restricted stock units are valued at the share price at the day of grant, representing a fair value of approximately USD 46 million.

LTI Stock Option Plan

As from 1 July 2009, senior employees are eligible for an annual long-term incentive to be paid out in LTI stock options (or, in future, similar share-based instrument), depending on management’s assessment of the employee’s performance and future potential.

LTI stock options have the following features:

•	Upon exercise, each LTI stock option entitles the option holder to one share. As of 2010, we have also issued LTI stock options entitling the holder to one American Depositary Share;

•	An exercise price that is set equal to the market price of our share or our American Depositary Share at the time of granting;

•	A maximum lifetime of ten years and an exercise period that starts after five years; and

•	The LTI stock options cliff vest after five years. Unvested options are subject to specific forfeiture provisions in case of termination of service before the end of the five-year vesting period.

The table below gives an overview of the LTI stock options on our shares that have been granted under the LTI Stock Option Plan outstanding as of 31 December 2012:

Issue Date	Number of LTI stock options granted	Number of LTI stock options outstanding	Exercise price	Expiry date of options
	(in millions)	(in millions)	(in EUR)
18 December 2009	1.58	1.12	35.90	17 December 2019
30 November 2010	2.80	2.57	42.41	29 November 2020
30 November 2011	2.84	2.75	44.00	29 November 2021
30 November 2012	2.82	2.82	66.56	29 November 2022
14 December 2012	0.24	0.24	66.88	13 December 2022

The table below gives an overview of the LTI stock options on our American Depositary Shares that have been granted under the LTI Stock Option Plan outstanding as of 31 December 2012:

Issue Date	Number of LTI stock options granted	Number of LTI stock options outstanding	Exercise price	Expiry date of options
	(in millions)	(in millions)	(in USD)
30 November 2010	1.22	1.14	56.02	29 November 2020
30 November 2011	1.18	1.18	58.44	29 November 2021
30 November 2012	1.17	1.17	86.43	29 November 2022
14 December 2012	0.17	0.17	87.34	13 December 2022

Long-Term Restricted Stock Unit Programs

As of 2010, we have in place three Restricted Stock Unit Programs.

Restricted Stock Units Program: this program allows for the offer of restricted stock units to certain employees in certain specific circumstances. Grants are made at the discretion of our Chief Executive Officer. For example, grants may be made to compensate for assignments of expatriates in countries with difficult living conditions. The characteristics of the restricted stock units are identical to the characteristics of the Matching Shares that are granted as part of the Share-Based Compensation Plan. See “—Share-Based Compensation Plan—Share-Based Compensation Plan from 2010.” The restricted stock units vest after five years and in the case of termination of service before the vesting date, specific forfeiture rules apply. In 2012, 0.015 million restricted stock units were granted under the program to our senior management.

Exceptional Incentive Restricted Stock Units Program: this program allows for the exceptional offer of restricted stock units to certain employees at the discretion of our Remuneration Committee as a long-term retention incentive for our key employees. Employees eligible to receive a grant under the program will receive two series of restricted stock units. The first half of the restricted stock units vests after five years. The second half of the restricted stock units vests after ten years. In case of termination of service before the vesting date, specific forfeiture rules apply. In 2012, 0.26 million restricted stock units were granted under the program to our senior management.

Share Purchase Program: this program allows certain employees to purchase our shares at a discount. This program is a long-term retention incentive (i) for high-potential employees who are at a mid-manager level (“People Bet Share Purchase Program”) or (ii) for newly hired employees. A voluntary investment in our shares by the participating employee is matched with a grant of three matching shares for each share invested. The discount and matching shares are granted in the form of restricted stock units which vest after five years. In case of termination before the vesting date, special forfeiture rules apply. In 2012, our employees purchased 0.002 million shares under the program.

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

In total, members of our senior management exchanged 0.15 million Ambev shares for a total of 0.11 million of our shares in 2012 (0.25 million in 2011 and 0.25 million in 2010). The fair value of these transactions amounted to approximately USD 1.1 million in 2012 (USD 10.0 million in 2011 and USD 2.0 million in 2010).

Programs for maintaining consistency of benefits granted and for encouraging global mobility of executives

Our Board of Directors recommended to our shareholders for approval two programs that are aimed at maintaining consistency of benefits granted to executives and at encouraging the international mobility of executives while complying with all legal and tax obligations. The programs were approved at the annual shareholders’ meeting of 27 April 2010.

The Exchange program: under this program, the vesting and transferability restrictions of the Series A Options granted under the November 2008 Exceptional Grant2 and of the Options granted under the April 2009 Exceptional Grant3 can be released, e.g., for executives who move to the United States. These executives are then offered the possibility to exchange their options against a number of our shares that remain locked up until 31 December 2018. In total, in 2012, members of the executive board of management have exchanged 0.36 million Series A Options granted under the November 2008 Exceptional Grant for approximately 0.32 million shares. In total, other members of our senior management have exchanged approximately 0.06 million options granted under the April 2009 Exceptional Grant and 0.2 million Series A Options granted under the November 2008, for approximately 0.20 million shares. The exchange was based on the fair market value of the share on the day of the exchange.

The Dividend waiver program: the dividend protection feature of the outstanding options, where applicable, owned by executives who move to the United States will be cancelled. In order to compensate for the economic loss which results from this cancellation, a number of new options is granted to these executives with a value equal to this economic loss. The new options have a strike price equal to the share price on the day preceding the grant date of the options. All other terms and conditions, in particular with respect to vesting, exercise limitations and forfeiture rules of the new options are identical to the outstanding options for which the dividend protection feature is cancelled. As a consequence, the grant of these new options does not result in the grant of any additional economic benefit to the executives concerned. In 2012, under this program, no dividend waiver was processed.

Fair Value of Our Warrants and Options

The fair value of the warrants and options under all of the plans and other grants detailed above is estimated at the relevant grant date, using a binomial Hull model, modified to reflect the IFRS 2 Share-based Payment requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option.

We expense the fair value of the warrants and options over the vesting period. When granted, the LTI warrants granted in 2012 in respect of the 2011 performance had a fair value of approximately USD 2.5 million and the options granted under the long-term stock option plan had a fair value of approximately USD 86 million.

[2]	The Series A Options have a duration of ten years from granting and vest on 1 January 2014. The Series B Options have a duration of 15 years from granting and vest on 1 January 2019. The exercise of the stock options is subject, among other things, to the company meeting a performance test. This performance test has been met as the net debt/EBITDA, as defined (adjusted for exceptional items) ratio fell below 2.5 before 31 December 2013. Specific forfeiture rules apply in the case of termination of employment. The exercise price of the options is EUR 10.32 or EUR 10.50, which corresponds to the fair market value of the shares at the time of the option grant, as adjusted for the rights offering that took place in December 2008.
[3]	The options have a duration of ten years from granting and vest on 1 January 2014. The exercise of the stock options is subject, among other things, to the company meeting a performance test. This performance test has been met as the net debt/EBITDA, as defined (adjusted for exceptional items) ratio fell below 2.5 before 31 December 2013. Specific forfeiture rules apply in the case of termination of employment. The exercise price of the options is EUR 21.94 or EUR 23.28, which corresponds to the fair market value of the shares at the time of the option grant.

The weighted average fair value of all of the warrants and options under all of the plans and other grants detailed above and the assumptions used in applying the option pricing model for the grants made in 2012, 2011 and 2010 were as follows:

	Year ended 31 December
	2012	2011	2010
	(Amounts in USD)(1)
Weighted average fair value of warrants and options granted	19.57	14.95	14.59
Share price	86.87	57.04	51.71
Average exercise price	86.83	56.88	51.61
Expected volatility	25%	26%	26%
Expected dividends	2.50%	2.50%	2.35%
Risk-free interest rate	1.73%	2.84%	3.29%

Note:

(1)	Amounts converted into USD at the closing rate of the respective period.

Expected volatility is based on historical volatility calculated using 2,032 days of historical data. In the determination of the expected volatility, we excluded the volatility measured during the period 15 July 2008 until 30 April 2009, in view of the extreme market conditions experienced during that period. The binomial Hull model assumes that all employees would immediately exercise their warrants and options if our share price is 2.5 times above the exercise price. As a result, no single expected option life applies.

The aggregate total number of our options and warrants outstanding under all the plans and other grants described above has developed as follows:

	Year ended 31 December
Million Options and Warrants	2012	2011	2010
Options and warrants outstanding at start of period	54.4	56.1	50.8
Options and warrants issued during the period(1)	4.5	4.9	9.8
Options and warrants exercised during the period	(3.3)	(4.1)	(1.8)
Options and warrants forfeited during the period	(2.3)	(2.5)	(2.7)

Options and warrants outstanding at end of period	53.3	54.4	56.1

Note:

(1)	Comprises 0.2 million warrants granted to directors under the LTI plan (see “—LTI Warrant Plan”), 0.6 million options granted under the dividend waiver program (see “—Share-Based Compensation Plan” and “—Programs for maintaining consistency of benefits granted and encouraging global mobility of executives moving to the United States”), 4.1 million LTI stock options granted to members of the executive board of management and senior employees under the LTI Stock Option Plan (see “—LTI Stock Option Plan”).

The weighted average exercise price of our outstanding options and warrants is as follows:

	Year ended 31 December
	2012	2011	2010
	(Amounts in USD)(1)
Warrants and options outstanding at start of period	32.98	29.88	27.37
Granted during the period	87.94	56.52	51.86
Exercised during the period	31.85	23.83	25.81
Forfeited during the period	32.82	27.65	27.76
Outstanding at the end of the period	38.31	32.98	29.88
Exercisable at the end of the period	40.65	31.91	30.71

Note:

(1)	Amounts converted into USD at the closing rate of the respective period.

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

Under the Share-Based Compensation Plan as modified as of 2010, Ambev issued, in March 2012, 1 million restricted stock units with an estimated fair value of USD 24 million. In March 2011, Ambev issued 1.4 million restricted stock units with an estimated fair value of USD 38 million.

As from 2010, senior employees are eligible for an annual long-term incentive to be paid out in Ambev LTI stock options (or, in future, similar share-based instruments), depending on management’s assessment of the employee’s performance and future potential. In 2012, Ambev granted 3 million LTI stock options with an estimated fair value of USD 43 million. In 2011, Ambev granted 3.1 million LTI stock options with an estimated fair value of USD 37 million.

In order to encourage the mobility of managers, the features of certain options granted in previous years have been modified whereby the dividend protection of these options was cancelled and replaced by the issuance of 0.1 million options in 2012 representing the economic value of the dividend protection feature. In 2011, 2.5 million options were issued representing the economic value of the dividend protection feature. Since there was no change between the fair value of the original award before the modification and the fair value of the modified award after the modification, no additional expense was recorded as a result of this modification.

The weighted fair value of the options and assumptions used in applying a binomial option pricing model for the grants made by Ambev in 2012, 2011 and 2010 are as follows:

	Year ended 31 December
	2012	2011	2010
	(Amounts in USD)(1)
Fair value of options granted	13.64	11.98	11.24
Share price	41.72	29.65	24.09
Exercise price	41.72	24.73	24.57
Expected volatility	33%	34%	28%
Expected dividends	0.00% - 5.00%	0.00% - 5.00%	2.57%
Risk-free interest rate	2.10% - 11.20%	3.10% - 11.89%(3)	12.24%

Note:

(1)	Amounts converted into USD at the closing rate of the respective period.
(2)	Following the decision of the General Meeting of Shareholders on 17 December 2010, each common and preferred share issued by Ambev was split into five shares, without any modification to the amount of the capital stock of Ambev. As a consequence of the split of the Ambev shares by a factor of five, the exercise price and the number of options were adjusted with the intention of preserving the rights of the existing option holders.
(3)	The weighted average risk-free interest rates refer to granted ADRs and stock options, respectively.

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

Board compensation in 2012

In 2012, the base annual fee for our directors was EUR 67,000 (USD 88,400) based on attendance at ten Board meetings. The base supplement for each additional physical Board meeting or for each Committee meeting attended was EUR 1,500 (USD 1,979). Since 1999, we have also regularly issued warrants under the LTI warrant plan for the benefit of our Board members. See “—Share-Based Payment Plans—LTI Warrant Plan” for a description of the LTI warrant plan. In 2012, the base grant amounted to 15,000 LTI warrants.

The fees and warrants received by the Chairman of our Board in 2012 were double the respective base amounts. The Chairman of the Audit Committee was granted fees and warrants in 2012 which were 30% higher than the respective base amounts. All other directors received the base amount of fees and warrants. We do not provide pensions, medical benefits, benefits upon termination or end of service or other benefit programs to directors.

During its meeting held on 25 February 2013, the Remuneration Committee made a recommendation to increase, as from the date following the annual shareholders’ meeting to be held on 24 April 2013, the fixed annual fee of Board members from EUR 67,000 (USD 88,400) to EUR 75,000 (USD 98,955) (based on attendance at up to ten Board meetings). On 26 February 2013, the Board approved the Remuneration Committee’s recommendation. Such increase in the annual fixed fee of Board members will be submitted to the shareholders for approval at the annual shareholders’ meeting to be held on 24 April 2013.

The table below provides an overview of the fixed and variable compensation that our directors received in 2012.

Name	Number of Board meetings attended	Annual fee for Board meetings	Fees for Committee meetings	Total fee	Number of warrants granted under LTI 20(1)
		(EUR)	(EUR)	(EUR)
Paul Cornet de Ways Ruart	12	67,000	6,000	73,000	15,000
Stéfan Descheemaeker	10	67,000	1,500	68,500	15,000
Olivier Goudet	12	67,000	27,000	94,000	15,000
Peter Harf (until 25 April 2012)	6	44,667	6,000	50,667	30,000
Jorge Paulo Lemann	12	67,000	4,500	71,500	15,000
Carlos Alberto da Veiga Sicupira	12	67,000	6,000	73,000	15,000
Grégoire de Spoelberch	12	67,000	6,000	73,000	15,000
Kees Storm (Chairman as of 25 April 2012)	12	134,000	28,500	162,500	20,000
Marcel Herrmann Telles	12	67,000	30,000	97,000	15,000
Roberto Moses Thompson Motta	12	67,000	4,500	71,500	15,000
Alexandre Van Damme	12	67,000	15,000	82,000	15,000
Mark Winkelman	12	67,000	19,500	86,500	15,000

All directors as group	—	848,667	154,500	1,003,167	200,000

Notes:

(1)	Warrants were granted under the LTI warrant plan in April 2012. See “—Share-Based Payment Plans—LTI Warrant Plan.” The warrants have an exercise price of EUR 54.71 per share, have a term of five years and vest over a three-year period.

Warrants and options held by directors

The table below sets forth, for each of our current directors, the number of LTI warrants they owned as of 31 December 2012:

	LTI 20(2)	LTI 19	LTI 18	LTI 17	Rights-Offering Compensation(1)	LTI 16(3)	LTI 14	LTI 13	LTI 12	Total options
Grant date	26 April 2012	26 April 2011	27 April 2010	28 April 2009	28 April 2009	29 April 2008	25 April 2006	26 April 2005	27 April 2004
Expiry date	25 April 2017	25 April 2016	26 April 2015	27 April 2014	27 April 2014	28 April 2013	24 April 2016	25 April 2015	26 April 2014
Paul Cornet de Ways Ruart	15,000	0	0	0	0	0	0	0	0	15,000
Stéfan Descheemaeker	15,000	15,000	15,000	15,000	0	0	0	0	0	60,000
Olivier Goudet	15,000	0	0	0	0	0	0	0	0	15,000
Peter Harf	30,000	30,000	30,000	30,000	32,274	18,000	5,513	3,121	0	178,908
Jorge Paulo Lemann	15,000	15,000	15,000	15,000	28,343	9,000	8,269	9,364	0	114,976
Marcel Herrmann Telles	15,000	15,000	15,000	15,000	28,343	9,000	8,269	9,364	0	114,976

Grégoire de Spoelberch	15,000	15,000	15,000	15,000	5,395	9,000	0	0	0	74,395
Kees Storm	20,000	20,000	20,000	20,000	60,660	11,700	8,269	9,364	11,016	181,009
Roberto Moses Thompson Motta	15,000	15,000	15,000	15,000	28,343	9,000	8,269	9,364	0	114,976
Alexandre Van Damme	15,000	15,000	15,000	15,000	55,365	0	8,269	9,364	11,016	144,014
Carlos Alberto da Veiga Sicupira	15,000	15,000	15,000	15,000	28,343	9,000	8,269	9,364	0	114,976
Mark Winkelman	15,000	15,000	15,000	15,000	28,343	9,000	8,269	9,364	0	114,976

Strike price (EUR)	54.51	40.92	37.51	21.72	21.72	58.31	38.70	27.08	23.02	—

Notes:

(1)	These warrants are part of the 984,203 warrants that were granted on 28 April 2009 to compensate for warrants that were not adjusted to take account of the effects of our December 2008 rights offering. See “—Share-Based Payment Plans—LTI Warrant Plan” for more details.
(2)	Warrants were granted under the LTI warrant plan in April 2012. See “—Share-Based Payment Plans—LTI Warrant Plan.” The warrants have an exercise price of EUR 54.71 per share, have a term of five years and vest over a three-year period.
(3)	In August 2012, Kees Storm exercised 11,016 warrants of the LTI 10 Series. In December 2012, Alexandre Van Damme exercised 9,000 warrants of the LTI 16 Series.

Board share ownership

The table below sets forth the number of our shares owned by our directors as of 25 February 2013:

Name	Number of our shares held		% of our outstanding shares
Paul Cornet de Ways Ruart	(*	)	(*	)
Stéfan Descheemaeker	(*	)	(*	)
Olivier Goudet	(*	)	(*	)
Marcel Herrmann Telles	(*	)	(*	)
Jorge Paulo Lemann	(*	)	(*	)
Grégoire de Spoelberch	(*	)	(*	)
Kees Storm	(*	)	(*	)
Roberto Moses Thompson Motta	(*	)	(*	)
Alexandre Van Damme	(*	)	(*	)
Carlos Alberto da Veiga Sicupira	(*	)	(*	)
Mark Winkelman	(*	)	(*	)

TOTAL	530,792		<1%

Note:

(*)	Each director owns less than 1% of our outstanding shares as of 25 February 2013.

Executive Board of Management4

The main elements of our executive remuneration are (i) base salary, (ii) variable compensation, (iii) stock-options, (iv) post-employment benefits and (v) other compensation.

Our executive compensation and reward programs are overseen by our Remuneration Committee. It submits recommendations on the compensation of our Chief Executive Officer to the Board for approval. Upon the recommendation of our Chief Executive Officer, the Remuneration Committee also submits recommendations on the compensation of the other members of our executive board of management to our Board for approval. Such submissions to our Board include recommendations on the annual targets and corresponding variable compensation scheme. Further, in certain exceptional circumstances, the Remuneration Committee or its appointed designees may grant limited waivers from lock-up requirements provided that adequate protections are implemented to ensure that the commitment to hold shares remains respected until the original termination date. The Nomination Committee approves our targets and individual annual targets and the Remuneration Committee approves the target achievement and corresponding annual and long-term incentives of members of our executive board of management. See “C. Board Practices—Information about Our Committees—The Remuneration Committee.” The remuneration policy and any schemes that grant shares or rights to acquire shares are submitted to our annual shareholders meeting for approval.

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

Base Salary

In order to ensure alignment with market practice, base salaries are reviewed against benchmarks on an annual basis. These benchmarks are collated by independent providers, in relevant industries and geographies. For benchmarking, a custom sample of peer companies (“Peer Group”) is used when available. If Peer Group data are not available for a given level, data from Fortune 100 companies are used. Our executives’ base salaries are intended to be aligned to mid-market levels for the appropriate market. Mid-market means that for a similar job in the market, 50% of companies in that market pay more and 50% of companies pay less. Executives’ total compensation is intended to be 10% above the 3rd quartile.

In 2012, based on his employment contract, our Chief Executive Officer earned a fixed salary of EUR 1.27 million (USD 1.64 million). The other members of our executive board of management earned an aggregate base salary of EUR 7.40 million (USD 9.54 million).

Variable Compensation – Share-Based Compensation Plan

The variable compensation element of remuneration for members of our executive board of management is designed to encourage executives to drive our short- and long-term performance.

The target variable compensation is expressed as a percentage of the annual market reference salary applicable to the executive based on Peer Group or other data (as described above).

The percentage of variable compensation effectively paid is directly linked to the achievement of annual company, entity and individual targets which are based on performance metrics. For 2012, company and entity targets were related to EBITDA, cash flow, operating costs and market share. Below a hurdle no incentive is earned (as was the case for the majority of the members of the Executive Board of Management in 2008). Even if company or entity targets are achieved, individual payments are dependent on each executive’s achievement of individual performance targets. Company and entity targets achievement is assessed by the Remuneration Committee on the basis of accounting and financial data. The Remuneration Committee also approves the individual targets achievement of the CEO and, upon recommendation of the CEO, of the Executive Board of Management.

Variable compensation is generally paid annually in arrears after publication of our full-year results. The variable compensation may be paid out semi-annually at the discretion of the Board based on the achievement of semi-annual targets. In such cases, the first half of the variable compensation is paid immediately after publication of the half-year results, and the second half of the variable compensation is paid after publication of the full-year results. In 2009, in order to align the organization against the delivery of specific targets following the Anheuser-Busch acquisition, the Board decided to apply semi-annual targets which resulted in a semi-annual payment of 50% of the annual incentive in August 2009 and in March 2010, respectively. As of 2010, variable compensation is again paid annually in arrears after publication of our full-year results in or around March each year.

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

Variable compensation for performance in 2012 – Paid in March 2013

For the full year 2012, the Chief Executive Officer earned variable compensation of EUR 2.48 million (USD 3.20 million). The other members of the executive board of management earned aggregate variable compensation of EUR 9.11 million (USD 12.02 million).

The amount of variable compensation is based on our company’s performance during the year 2012 and the executives’ individual target achievement. The variable compensation was paid in March 2013.

Long-Term Incentive Stock Options

The following table sets forth information regarding the number of stock options granted in 2012 under the 2009 Long-Term Incentive Stock-Option Plan to our Chief Executive Officer and the other members of our executive board of management. See “—Share-Based Payment Plans—LTI Stock-Option Plan” above.

The options were granted on 30 November 2012, have an exercise price of EUR 66.56 and become exercisable after five years:

Name	Long-Term Incentive options granted
Carlos Brito – CEO	527,193
Chris Burggraeve (1)	0
Miguel Patricio	82,763
Sabine Chalmers	55,175
Felipe Dutra	110,350
Claudio Braz Ferro	45,979
Tony Milikin	15,633
Claudio Garcia	45,979
Jo Van Biesbroeck	45,979
Francisco Sá(2)	0
João Castro Neves (2)	0
Luiz Fernando Edmond	111,730
Bernardo Pinto Paiva	55,175
Stuart MacFarlane	22,989
Michel Doukeris	26,549

Note:

(1)	Chris Burggraeve did not receive any LTI options in 2012.
(2)	João Castro Neves, Zone President Latin America North, reports to the Board of Directors of Ambev. He and Francisco Sá, Zone President Latin America South, participated in the incentive plans of Companhia de Bebidas das Americas – Ambev that are disclosed separately by Ambev.

Programs for maintaining consistency of benefits granted and for encouraging global mobility of executives

In 2012, members of our executive board of management participated in the Exchange program and exchanged approximately 0.36 million Series A Options granted under the November 2008 Exceptional Grant for approximately 0.32 million of our ordinary shares.

In 2012, there were no options granted under the Dividend waiver program for the Executive Board of Management.

Post-Employment Benefits

We sponsor various post-employment benefit plans worldwide. These include pension plans, both defined contribution plans and defined benefit plans, and other post-employment benefits. See note 24 to our audited consolidated financial statements as of 31 December 2012 and 2011, and for the three years ended 31 December 2012 for further details on our employee benefits.

Defined contribution plans. For defined contribution plans, we pay contributions to publicly or privately administered pension funds or insurance contracts. Once the contributions have been paid, we have no further payment obligation. The regular contribution expenses constitute an expense for the year in which they are due. For 2012, our defined contribution expenses amounted to USD 41 million compared to USD 39 million for 2011.

Defined benefit plans. We contribute to 61 defined benefit plans, of which 45 are retirement plans and 16 are medical cost plans. Most plans provide benefits related to pay and years of service. In 2012, the deficit under our post-employment and long-term employee benefit plans increased to USD 3,687 million. In 2013, we expect to contribute approximately USD 270 million to our funded defined benefit plans and USD 84 million to our unfunded defined benefit plans and post-retirement medical plans.

Our executives participate in our pension schemes in either Belgium or their home country. These schemes are in line with predominant market practices in the respective geographic environments.

Our Chief Executive Officer participates in a defined contribution plan. Our annual contribution to his plan amounts to approximately USD 0.22 million. The total amount we had set aside to provide pension, retirement or similar benefits for members of our executive board of management in the aggregate as of 31 December 2012 was USD 2 million, as compared to USD 3 million as of 31 December 2011. See note 32 to our audited consolidated financial statements as of 31 December 2012 and 2011, and for the three years ended 31 December 2012.

Other Compensation

We also provide executives with life and medical insurance and perquisites and other benefits that are competitive with market practice in the markets where such executives are employed. In addition, our Chief Executive Officer, for a limited period of time, enjoys certain expatriate perquisites, i.e., a housing allowance (which ended on 1 September 2012) and a schooling allowance.

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

Termination arrangements are in line with legal requirements and/or jurisprudential practice. The termination arrangements for the members of the executive board of management provide for a termination indemnity of 12 months of remuneration including variable compensation in case of termination without cause. The variable compensation for purposes of the termination indemnity shall be calculated as the average of the variable compensation paid to the executive for the last two years of employment prior to the year of termination. In addition, if we decide to impose upon the executive a non-compete restriction of 12 months, the executive shall be entitled to receive an additional indemnity of six months.

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

Warrants and Options owned by Executives

The table below sets forth the number of LTI warrants and matching options owned by the members of our executive board of management in aggregate as of 31 December 2012 under the LTI Warrant Plans, LTI Stock-Option Plan, the Share-Based Compensation Plans and the 2008 Exceptional Grant. Since 2006, LTI warrants were no longer granted to our executive board of management. See “—Share-Based Payment Plans” above.

Program	Warrants and Options held in aggregate by our executive board of management	Strike price (EUR)	Grant date	Expiry date
LTI Warrant Plan 8	0	18.05	11 December 2001	10 December 2011
LTI Warrant Plan 12	0	14.39	27 April 2004	26 April 2014
LTI Warrant Plan 13	0	16.93	26 April 2005	25 April 2015
LTI Stock-Option Plan 2009	1,174,417	35.90	18 December 2009	17 December 2019
LTI Stock-Option Plan 2009	939,620	42.41	30 November 2010	29 November 2020
LTI Stock-Option Plan 2009	967,543	44.00	30 November 2011	29 November 2021
LTI Stock-Option Plan 2009	1,319,993	66.56	30 November 2012	29 November 2022
Matching options 2009	1,767,099	27.06	14 August 2009	13 August 2019
Matching options 2009	80,765	20.49	6 March 2009	5 March 2019
Matching options 2008	646,261	34.34	3 March 2008	2 March 2018
Matching options 2008 – Dividend Waiver 09(2)	317,635	33.24	1 December 2009	2 March 2018
November 2008 Exceptional Grant Options Series A	1,084,452	10.32	25 November 2008	24 November 2018
November 2008 Exceptional Grant Options Series A	903,710	10.50	25 November 2008	24 November 2018
November 2008 Exceptional Grant Options Series A – Dividend Waiver 09(2)	355,280	33.24	1 December 2009	24 November 2018
November 2008 Exceptional Grant Options Series B	903,710	10.50	25 November 2008	24 November 2023
November 2008 Exceptional Grant Options Series B	5,277,667	10.32	25 November 2008	24 November 2023
November 2008 Exceptional Grant Options Series B – Dividend Waiver 09(2)	2,589,811	33.24	1 December 2009	24 November 2023
November 2008 Exceptional Grant Options Series B – Dividend Waiver 11	243,901	40.35	11 July 2011	24 November 2023
Matching options 2007	513,598	33.59	2 April 2007	1 April 2017
Matching options 2007 – Dividend Waiver 09(2)	317,713	33.24	1 December 2009	1 April 2017
Matching options 2006 (1)	238.986	24.78	27 April 2006	26 April 2016
Matching options 2006 – Dividend Waiver 09(2)	177,792	33.24	1 December 2009	23 April 2016

Notes:

(1)	In August 2012, Jo Van Biesbroeck exercised 47.438 Matching options 2006.
(2)	Options granted under the dividend waiver program. See “—Share-Based Payment Plans.”

Executive Share Ownership

The table below sets forth the number of our shares owned by the members of the executive board of management as of 25 February 2013:

Name	Number of our shares held		% of our outstanding shares
Carlos Brito	(*	)	(*	)
Sabine Chalmers	(*	)	(*	)
Felipe Dutra	(*	)	(*	)
Claudio Garcia	(*	)	(*	)
Claudio Ferro	(*	)	(*	)
Miguel Patricio	(*	)	(*	)
Bernardo Pinto Paiva	(*	)	(*	)
Tony Milikin	(*	)	(*	)
Jo Van Biesbroeck	(*	)	(*	)
Michel Doukeris	(*	)	(*	)
Stuart MacFarlane	(*	)	(*	)
Francisco Sá	(*	)	(*	)
João Castro Neves	(*	)	(*	)
Luiz Fernando Edmond	(*	)	(*	)

TOTAL	10,833,002		<1%

Note:

(*)	Each member of our executive board of management owns less than 1% of our outstanding shares as of 25 February 2013.

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

Information about Our Committees

General

As of 1 January 2012, our Board is assisted by four committees: the Audit Committee, the Finance Committee, the Remuneration Committee and the Nomination Committee.

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

The Audit Committee

The Audit Committee consists of a minimum of three voting members. The Audit Committee’s Chairman and the Committee members are appointed by the Board from among the non-executive directors. The Chairman of the Audit Committee is not the Chairman of the Board. The Chief Executive Officer, Chief Legal and Corporate Affairs Officer and Chief Financial Officer are invited to the meetings of the Audit Committee, unless the Chairman or a majority of the members decide to meet in closed session.

The current members of the Audit Committee are Olivier Goudet (Chairman), Mark Winkelman and Kees Storm. Mark Winkelman succeeded Peter Harf who retired from the Board and the Audit Committee as of 25 April 2012. As of the same date, Kees Storm succeeded Peter Harf as Chairman of our Board and Olivier Goudet replaced Kees Storm as Chairman of the Audit Committee. Each member of our Audit Committee is an independent director according to our Corporate Governance Charter (see “—A. Directors and Senior Management—Board of Directors—Role and Responsibilities, Composition, Structure and Organization”) and under Rule 10A-3 under the Exchange Act.

Our Board of Directors has determined that Kees Storm and Olivier Goudet are each “audit committee financial experts” as defined in Item 16A of Form 20-F under the Exchange Act.

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

The Audit Committee holds as many meetings as necessary with a minimum of four per year. The Committee holds the majority of its physical meetings each year in Belgium. Paul Cornet attends Audit Committee meetings as a non-voting observer.

The Finance Committee

The Finance Committee consists of at least three, but no more than six, members appointed by the Board. The Board appoints a Chairman and, if deemed appropriate, a Vice-Chairman from among the Finance Committee members. The Chief Executive Officer and the Chief Financial Officer are invited ex officio to the Finance Committee meetings unless explicitly decided otherwise. Other employees are invited on an ad hoc basis as deemed useful.

The current members of the Finance Committee are Stéfan Descheemaeker, Alexandre Van Damme (Chairman), Jorge Paulo Lemann, Roberto Moses Thompson Motta and Mark Winkelman.

The Corporate Governance Charter requires the Finance Committee to meet at least four times a year and as often as deemed necessary by its Chairman or at least two of its members. In 2012, the Finance Committee met only three times. The Committee holds the majority of its physical meetings each year in Belgium.

The Finance Committee assists the Board in fulfilling its oversight responsibilities in the areas of corporate finance, risk management, Treasury controls, mergers and acquisitions, tax and legal, pension plans, financial communication and stock market policies and all other related areas as deemed appropriate.

The Remuneration Committee

The Remuneration Committee consists of three members appointed by the Board, all of whom will be non-executive directors. The Chairman of the Committee will be a representative of the controlling shareholders and the other two members will meet the requirements of independence as established in our Corporate Governance Charter and by the Belgian Company Law. The Chairman of our Remuneration Committee would not be considered independent under NYSE rules, and therefore our Remuneration Committee would not be in compliance with the NYSE Corporate Governance Standards for domestic issuers in respect of independence of compensation committees. The Chief Executive Officer and the Chief People and Technology Officer are invited ex officio to the meetings of the Committee unless explicitly decided otherwise.

The current members of the Remuneration Committee are Marcel Herrmann Telles (Chairman), Olivier Goudet and Mark Winkelman.

The Committee meets at least four times a year, and more often if required, and can be convoked by its Chairman or at the request of at least two of its members. The Committee holds the majority of its physical meetings each year in Belgium.

The Remuneration Committee’s principal role is to guide the Board with respect to all its decisions relating to the remuneration policies for the Board, the Chief Executive Officer and the executive board of management and on their individual remuneration packages. The Committee ensures that the Chief Executive Officer and members of the executive board of management are incentivized to achieve, and are compensated for, exceptional performance. The Committee also ensures the maintenance and continuous improvement of our company’s compensation policy which will be based on meritocracy with a view to aligning the interests of its employees with the interests of all shareholders. In certain exceptional circumstances, the Remuneration Committee or its appointed designees may grant limited waivers from lock-up requirements provided that adequate protections are implemented to ensure that the commitment to hold shares remains respected until the original termination date.

The Nomination Committee

The Nomination Committee consists of five members appointed by the Board. The five members include the Chairman of the Board and the Chairman of the Remuneration Committee. Four of the five Committee members are representatives of the controlling shareholders. These four members of our Nomination Committee would not be considered independent under NYSE rules, and therefore our Nomination Committee would not be in compliance with the NYSE Corporate Governance Standards for domestic issuers in respect of independence of nominating committees. The Chief Executive Officer, the Chief People and Technology Officer and the Chief Legal and Corporate Affairs Officer are invited ex officio to attend the meetings of the Nomination Committee unless explicitly decided otherwise.

The current members of the Nomination Committee are Carlos Alberto Sicupira, Grégoire de Spoelberch, Kees Storm, Marcel Herrmann Telles (Chairman) and Alexandre Van Damme. Kees Storm succeeded Peter Harf, who retired from the Board and the Nomination Committee as of 25 April 2012.

The Nomination Committee’s principal role is to guide the Board succession process. The Committee identifies persons qualified to become Board members and recommends director candidates for nomination by the Board and election at the shareholders’ meeting. The Committee also guides the Board with respect to all its decisions relating to the appointment and retention of key talent within our company.

The Committee meets at least two times a year, and more, if required. The Committee holds the majority of its physical meetings each year in Belgium.

D. EMPLOYEES

As of 31 December 2012, we employed approximately 118,000 people.

Overview of Employees per Zone

The table below sets out the number of full-time employees at the end of each relevant period in our business zones.

	As of 31 December
	2012	2011	2010
North America	17,136	17,924	18,264
Latin America North	37,789	33,076	32,098
Latin America South	8,787	8,641	8,040
Western Europe	8,067	7,832	7,989
Central & Eastern Europe	9,510	10,551	10,249
Asia Pacific	34,455	36,046	35,475
Global Export & Holding Companies	1,888	2,208	2,198

Total	117,632	116,278	114,313

Employee Compensation and Benefits

To support our culture that recognizes and values results, we offer employees competitive salaries benchmarked to fixed mid-market local salaries, combined with variable incentive schemes based on individual performance and performance of the business entity in which they work. Senior employees above a certain level are eligible for the Share-Based Compensation Plan. See “B. Compensation—Share-Based Payment Plans—Share-Based Compensation Plan” and “B. Compensation—Compensation of Directors and Executives—Executive Board of Management.” Depending on local practices, we offer employees and their family members pension plans, life insurance, medical, dental and optical insurance, death-in-service insurance, and illness and disability insurance. Some of our countries have tuition reimbursement plans and employee assistance programs.

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

A. MAJOR SHAREHOLDERS

Shareholding Structure

The following table shows our shareholding structure based on the notifications made to the Belgian Financial Services and Markets Authority (the “FSMA”) (previously and until 1 April 2011, the Belgian Banking, Finance and Insurance Commission (the “CBFA”)) and to us on the date specified below by the shareholders specified below in accordance with Article 6 of the Belgian Law of 2 May 2007 on the disclosure of significant shareholdings in listed companies and in accordance with Article 74 of the Belgian Law of 1 April 2007 on public take-over bids or information based on public filings with the U.S. Securities and Exchange Commission.

The first seven entities mentioned in the table act in concert (see “—Shareholders’ Arrangements”) and hold 839,243,967 of our shares, representing 52.23% of the voting rights attached to our shares outstanding as of 31 December 2012. Under Belgian law, shareholders are required to notify us as soon as the amount of securities held giving voting right exceeds or falls below a 3% threshold.

All of our shares have the same voting rights.

Major shareholders	Number of our shares held	% of the voting rights attached to our outstanding shares held	As of date in notification or SEC filing
Stichting Anheuser-Busch InBev, a stichting incorporated under Dutch law(1)(2)	663,074,830	41.27%	31 December 2012
Eugénie Patri Sébastien S.A., a company incorporated under Luxembourg law affiliated to the Stichting that it jointly controls with BRC S.à.R.L. (2)(3)	130,234,791	8.11%	31 December 2012
Rayvax Société d’Investissement NV/SA, a company incorporated under Belgian law	10	<0.01%	31 December 2012
Fonds Voorzitter Verhelst SPRL, a company with a social purpose incorporated under Belgian law	6,997,665	0.44%	31 December 2012
Fonds InBev-Baillet Latour SPRL, a company with a social purpose incorporated under Belgian law	5,485,415	0.34%	31 December 2012
BRC S.à.R.L., a company incorporated under Luxembourg law, affiliated to the Stichting that it jointly controls with Eugénie Patri Sébastien S.A. (2)(4)	32,966,462	2.05%	31 December 2012
Sébastien Holding NV/SA, a company incorporated under Belgian law, affiliated to Rayvax Société d’Investissement NV/SA, its parent company	484,794	0.03%	31 December 2012
Anheuser-Busch InBev SA/NV	4,190,715	0.26%	31 December 2012
BrandBrew S.A., a company incorporated under Luxembourg law and a subsidiary of Anheuser-Busch InBev	519,322	0.03%	31 December 2012
BlackRock, Inc.	48,302,036	3.01%	4 March 2013

Notes:

(1)	See section “—Controlling Shareholder.” By virtue of their responsibilities as directors of the Stichting, Stéfan Descheemaeker, Paul Cornet de Ways Ruart, Grégoire de Spoelberch, Alexandre Van Damme, Marcel Herrmann Telles, Jorge Paulo Lemann, Roberto Moses Thompson Motta and Carlos Alberto Sicupira may be deemed, under the rules of the SEC, to be beneficial owners of our ordinary shares held by the Stichting. However, each of these individuals disclaims such beneficial ownership in such capacity.

(2)	See section “—Shareholders’ Arrangements.”
(3)	By virtue of their responsibilities as directors of Eugénie Patri Sébastien S.A., Stéfan Descheemaeker, Paul Cornet de Ways Ruart, Grégoire de Spoelberch and Alexandre Van Damme may be deemed, under the rules of the SEC, to be beneficial owners of our ordinary shares held by Eugénie Patri Sébastien S.A. However, each of these individuals disclaims such beneficial ownership in such capacity.
(4)	Marcel Herrmann Telles, Jorge Paulo Lemann and Carlos Alberto Sicupira have disclosed to us that they control BRC S.à.R.L and as a result, under the rules of the SEC, they are deemed to be beneficial owners of our ordinary shares held by BRC S.à.R.L. By virtue of his responsibility as a director of BRC S.à.R.L, Roberto Moses Thompson Motta may also be deemed, under the rules of the SEC, to be the beneficial owner of our ordinary shares held by BRC S.à.R.L. However, Roberto Moses Thompson Motta disclaims such beneficial ownership in such capacity.

Since 1 January 2010 and until 31 December 2012, there have been no significant changes for the first seven entities mentioned in the table above. Since 1 January 2010 and until 31 December 2012, there have been no significant changes for either Anheuser-Busch InBev SA/NV or BrandBrew S.A. On 4 March 2013, BlackRock, Inc. notified us that its shareholdings exceeded 3% of our voting rights. Prior to that date, we had not received notice regarding the shareholdings of BlackRock, Inc. related to the period from 1 January 2010 until 4 March 2013.

U.S. Holders of Record

As a number of our shares are held in dematerialized form, we are not aware of the identity of all our shareholders. As of 31 December 2012, we had 96,081,740 registered shares held by 603 record holders in the United States, representing approximately 6% of the voting rights attached to our shares outstanding as of such date. As of 31 December 2012, we also had 96,081,740 ADSs outstanding, each representing one ordinary share.

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

As of 31 December 2012, the Stichting owned 663,074,830 of our shares, which represented a 41.27% voting interest in us based on the number of our shares outstanding as of 31 December 2012. The Stichting and certain other entities acting in concert with it (see “—Shareholders’ Arrangements” below) held, in the aggregate, 52.23% of our shares based on the number of our shares outstanding on 31 December 2012. The Stichting is governed by its bylaws and its conditions of administration.

Shareholders’ Arrangements

In connection with the combination of Interbrew with Ambev in 2004, BRC S.à.R.L, Eugénie Patri Sébastien S.A., Rayvax Société d’Investissement NV/SA and the Stichting entered into a shareholders’ agreement on 2 March 2004 which provides for BRC S.à.R.L and Eugénie Patri Sébastien S.A. to hold their interests in us through the Stichting (except for approximately 130 million of our shares that are held directly by Eugénie Patri Sébastien S.A. and approximately 33 million of our shares that are held directly by BRC S.à.R.L as of 31 December 2012 (see “—Shareholding Structure”) and addresses, among other things, certain matters relating to the governance and management of the Stichting and Anheuser-Busch InBev SA/NV as well as the transfer of the Stichting certificates. As of 27 August 2012, BRC S.à.R.L held 331,537,415 class B Stichting certificates (indirectly representing 331,537,415 of our shares) and Eugénie Patri Sébastien S.A. held 331,537,415 class A Stichting certificates (indirectly representing 331,537,415 of our shares). The shareholders’ agreement was amended and restated on 9 September 2009 and has been filed as Exhibit 3.1 to this Form 20-F.

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

The shareholders’ agreement will remain in effect for an initial term of 20 years starting from 27 August 2004. Thereafter, it will be automatically renewed for successive terms of ten years each unless, not later than two years prior to the expiration of the initial or any successive ten-year term, either BRC S.à.R.L or Eugénie Patri Sébastien S.A. notifies the other of its intention to terminate the shareholders’ agreement.

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

B. RELATED PARTY TRANSACTIONS

AB InBev Group and Consolidated Entities

We engage in various transactions with affiliated entities which form part of the consolidated AB InBev Group. These transactions include, but are not limited to: (i) the purchase and sale of raw material with affiliated entities, (ii) entering into distribution, cross-licensing, transfer pricing, indemnification, service and other agreements with affiliated entities, (iii) intercompany loans and guarantees, with affiliated entities, (iv) import agreements with affiliated entities, such as the import agreement under which Anheuser-Busch imports our European brands into the United States, and (v) royalty agreements with affiliated entities, such as our royalty agreement with one of our United Kingdom subsidiaries related to the production and sale of our Stella Artois brand in the United Kingdom. Such transactions between Anheuser-Busch InBev SA/NV and our subsidiaries are not disclosed in our consolidated financial statements as related party transactions because they are eliminated on consolidation. A list of our principal subsidiaries is shown in note 35 “AB InBev Companies” to our audited consolidated financial statements as of 31 December 2012 and 2011, and for the three years ended 31 December 2012.

Unrealized gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of our interest in the entity. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment. Transactions with associates and jointly controlled entities are discussed further below.

Where these are eliminated on consolidation, transactions between Anheuser-Busch InBev SA/NV and our subsidiaries are not disclosed in our consolidated financial statements as related party transactions. A list of our principal subsidiaries is shown in note 35 “AB InBev Companies” to our audited consolidated financial statements as of 31 December 2012 and 2011, and for the three years ended 31 December 2012.

Transactions with Directors and Executive Board of Management Members (Key Management Personnel)

Total compensation of our directors and executive board of management included in our income statement for 2012 set out below can be detailed as follows:

	Year ended 31 December 2012
	Directors	Executive Board Management
	(USD million)
Short-term employee benefits	3	25
Post-employment benefits	—	2
Share-based payments	3	51

Total	6	78

In addition to short-term employee benefits (primarily salaries), our executive board of management members are entitled to post-employment benefits. More particularly, members of the executive board of management participate in the pension plan of their respective country. See also note 24 “Employee benefits” and note 32 “Related parties” to our audited consolidated financial statements as of 31 December 2012 and 2011, and for the three years ended 31 December 2012. In addition, key management personnel are eligible for our Share-Based Payment Plan and/or our exchange of share ownership program. See also “Item 6. Directors, Senior Management and Employees—B. Compensation” and note 25 “Share-based payments” to our audited consolidated financial statements as of 31 December 2012 and 2011, and for the three years ended 31 December 2012.

Directors’ compensation consists mainly of directors’ fees. Key management personnel were not engaged in any transactions with our company and did not have any significant outstanding balances with our company.

Loans to directors

Under the terms of our Corporate Governance Charter, we are prohibited from making loans to our directors or members of our executive board of management. A ten million Belgian franc (USD 331,235) loan was granted by us to Stéfan Descheemaeker, bearing no interest. The loan was part of the compensation package awarded to Mr. Descheemaeker when he joined us as Vice-President Industrial Strategy and Partnerships. The repayment schedule for the loan is ten annual payments of EUR 24,789 (USD 32,707) from 2001. The maximum amount outstanding in the last three financial years was EUR 24,789 (USD 32,707) in 2010. As of the date of this Form 20-F, there are no amounts outstanding and the loan has been repaid in full.

Consulting Agreement

In connection with the 2008 Anheuser-Busch merger, we and Mr. Busch IV entered into a consulting agreement that will continue until 31 December 2013, substantially on the terms described below. In his role as consultant, Mr. Busch IV will, at the request of our Chief Executive Officer, provide advice to us on Anheuser-Busch new products and new business opportunities; review Anheuser-Busch marketing programs; meet with retailers, wholesalers and key advertisers of Anheuser-Busch; attend North American media events; provide advice with respect to Anheuser-Busch’s relationship with charitable organizations and the communities in which it operates; and provide advice on the taste, profile and characteristics of the Anheuser-Busch malt-beverage products.

Under the terms of the consulting agreement, as contemplated, at the time of the Anheuser-Busch acquisition, Mr. Busch IV received a lump sum cash payment equal to USD 10,350,000, less any applicable withholding. During the term of the consulting agreement, Mr. Busch IV will be paid a fee of approximately USD 120,000 per month. In addition, Mr. Busch IV will be provided with an appropriate office in St. Louis, Missouri, administrative support and certain employee benefits that are materially similar to those provided to full-time salaried employees of Anheuser-Busch. He was also provided with personal security services through 31 December 2011 (in St. Louis, Missouri) in accordance with Anheuser-Busch’s past practices including an income tax gross-up and with complimentary tickets to Anheuser-Busch-sponsored events. Mr. Busch IV is also eligible for a gross-up payment under Section 280G of the U.S. Internal Revenue Code of 1986, as amended (estimated to be approximately USD 11.1 million), on various change-in-control payments and benefits to which he is entitled in connection with the Anheuser-Busch merger. Such Code Section 280G gross-up payments are payments which, after the imposition of certain taxes, will equal the excise tax imposed on such change-of-control payments and benefits to which Mr. Busch IV is entitled.

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

As of 31 December 2012
(USD million)
Non-current assets	129
Current assets	72
Non-current liabilities	154
Current liabilities	120
Result from operations	18
Profit attributable to equity holders	9

Transactions with Associates

Our transactions with associates were as follows:

Year ended 31 December 2012
(USD million)
Gross profit	232
Current assets	14
Current liabilities	9

Our transactions with associates primarily consist of sales to distributors in which we have a non-controlling interest.

Transactions with Pension Plans

Our transactions with pension plans mainly consisted of USD 11 million other income from pension plans in the United States and USD 5 million other income from pension plans in Brazil.

Transactions with Government-Related Entities

We have no material transactions with government-related entities.

Ambev Special Goodwill Reserve

As a result of the merger of InBev Brasil into Ambev in July 2005, Ambev acquired tax benefits resulting from the partial amortization of the special premium reserve pursuant to article 7 of the Normative Ruling No. 319/99 of the CVM, the Brazilian Securities Commission. Such amortization will be carried out within the ten years following the merger. As permitted by Normative Ruling No. 319/99, the Protocol and Justification of the Merger, entered into between us, Ambev and InBev Brasil on 7 July 2005, established that 70% of the goodwill premium, which corresponded to the tax benefit resulting from the amortization of the tax goodwill derived from the merger, would be capitalized in Ambev to the benefit of us, with the remaining 30% being capitalized in Ambev without the issuance of new shares to the benefit of all shareholders. Since 2005, pursuant to the Protocol and Justification of the Merger, Ambev has carried out, with shareholders’ approval, capital increases through the partial capitalization of the goodwill premium reserve. Accordingly, two wholly-owned subsidiaries of Anheuser-Busch InBev (which hold our interest in Ambev) have annually subscribed to Ambev shares corresponding to 70% of the goodwill premium reserve (and Ambev minority shareholders subscribed shares pursuant to preferred subscription right under Brazilian law) and the remaining 30% of the tax benefit was capitalized without issuance of new shares to the benefit of all Ambev shareholders. The Protocol and Justification of the Merger also provides, among other matters, that we shall indemnify Ambev for any undisclosed liabilities of InBev Brasil.

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

Ambev Stock Swap Merger

On 7 December 2012, Ambev announced its intention to propose for deliberation by its shareholders, at an extraordinary general shareholders’ meeting to be held in the first half of 2013, a corporate restructuring to combine Ambev’s current dual-class capital structure comprised of voting common shares and non-voting preferred shares into a new, single-class capital structure comprised exclusively of voting common shares. The purpose of the proposed restructuring is to simplify Ambev’s corporate structure and improve its corporate governance with a view to increasing liquidity for all shareholders, eliminating certain administrative, financial and other costs and providing more flexibility for management of Ambev’s capital structure.

If approved, the proposed corporate restructuring will be implemented by means of a stock swap merger under the Brazilian Corporation Law (incorporação de ações) of Ambev with Ambev S.A. (formerly InBev Participações Societárias S.A.), which is currently a non-reporting, privately-held Brazilian corporation with no business operations (the “Ambev Stock Swap Merger”). We currently own, indirectly, 100% of the shares of Ambev S.A. Per the terms of the proposed Ambev Stock Swap Merger, all the issued and outstanding shares of Ambev (including in the form of ADRs) not held by Ambev S.A. shall be exchanged for newly-issued common shares (some in the form of ADRs) of Ambev S.A. if the transaction is approved by the required shareholder vote. Upon consummation and as a result of the Ambev Stock Swap Merger, Ambev will become a wholly-owned subsidiary of Ambev S.A. and our indirect ownership of Ambev S.A. will be reduced to 61.9%.

The exchange ratio for the Ambev Stock Swap Merger will be such that equal value shall be ascribed to each common and preferred share of Ambev, as a result of which the equity stake that each shareholder of Ambev will hold in Ambev S.A. after the Ambev Stock Swap Merger shall be the same as the equity stake that each such shareholder held in Ambev prior to the transaction.

Following the Ambev Stock Swap Merger and as a result thereof, all shareholders of Ambev will receive in exchange for their Ambev shares newly-issued common shares of Ambev S.A. that will confer to the holders the same rights and privileges currently conferred by the common shares of Ambev, including full voting rights and the right to be included in a change-of-control tender offer under the Brazilian Corporation Law that ensures that holders of common stock are offered 80% of the price per share paid to a selling controlling shareholder in a change-of-control transaction.

In addition, the bylaws of Ambev S.A. will be substantially identical to Ambev’s current bylaws, except that:

•	Ambev S.A.’s minimum mandatory dividend shall be 40% of adjusted net income, as compared to 35% for Ambev; and

•	Ambev S.A.’s board of directors shall at all times include two independent members, as compared to no similar requirement for Ambev’s board of directors.

After the Ambev Stock Swap Merger, at which point Ambev will have become a wholly-owned subsidiary of Ambev S.A., Ambev and certain of Ambev’s wholly-owned subsidiaries shall be subject with an upstream merger with and into Ambev S.A.

Special voting procedures for minority shareholder protection will be adopted at the Ambev extraordinary general shareholders’ meeting to ensure that the transaction will be implemented only if both the minority holders of the Ambev common and preferred shares, as separate classes and without interference from Ambev’s controlling shareholders, are each in favor of the transaction. The Ambev Stock Swap Merger will be approved only if a majority of the Ambev common shares present at the extraordinary general shareholders’ meeting (that are not held by Ambev’s controlling shareholders or their affiliates) vote in favor of the transaction and if a majority of the Ambev preferred shares at the extraordinary general shareholders’ meeting (that are not held by Ambev’s controlling shareholders or their affiliates) have not rejected the Ambev Stock Swap Merger.

The implementation of the Ambev Stock Swap Merger is subject to the approval of Ambev’s extraordinary general shareholders’ meeting that will deliberate on the matter, the negotiation of a stock swap merger agreement under Brazilian Corporation Law (protocolo de incorporação) and obtaining the required registrations from the competent authorities.

ITEM 8.	FINANCIAL INFORMATION

A. CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements.

See “Item 18. Financial Statements.” For a discussion of our export sales, see “Item 5. Operating and Financial Review.”

Legal and Arbitration Proceedings

Litigation is subject to uncertainty and we and each of our subsidiaries named as a defendant believe, and have so been advised by counsel handling the respective cases, that we have valid defenses to the litigation pending against us, as well as valid bases for appeal of adverse verdicts, if any. All such cases are, and will continue to be, vigorously defended. However, we and our subsidiaries may enter into settlement discussions in particular cases if we believe it is in our best interests to do so. Except as set forth herein, there have been no governmental, judicial or arbitration proceedings (including any such proceedings which are pending or threatened against us or our subsidiaries of which we are aware) during a period between 1 January 2012 and the date of this Form 20-F which may have, or have had in the recent past, significant effects on our financial position and profitability.

Anheuser-Busch InBev SA/NV

Grupo Modelo Transaction

On 29 June 2012, we announced an agreement with Grupo Modelo agreeing to acquire the remaining stake in Grupo Modelo that we do not already own for USD 9.15 per share in cash in a transaction valued at USD 20.1 billion.

On 31 January 2013, we announced that the DOJ had filed an action seeking to block the proposed combination between us and Grupo Modelo. On 8 February 2013, we filed a memorandum with the United States District Court for the District of Columbia in support of Constellation’s and Crown Imports’ Motion to Intervene as parties to the antitrust complaint filed by the DOJ. Grupo Modelo also joined in the filing.

On 14 February 2013, we and Constellation announced a revised agreement that establishes Crown Imports as the number three producer and marketer of beer in the United States through a complete divestiture of Grupo Modelo’s U.S. business and our agreement to sell Compañía Cervecera de Coahuila, Grupo Modelo’s state-of-the-art brewery in Piedras Negras, Mexico, and grant perpetual brand licenses to Constellation for USD 2.9 billion.

Thereafter, on 20 February 2013, we announced that we, Grupo Modelo, Constellation and Crown Imports were engaged in discussions with the DOJ seeking to resolve the DOJ’s litigation challenging our proposed combination with Grupo Modelo. In connection with such discussions, the parties and the DOJ jointly approached the court to request a stay of all litigation proceedings until 9 April 2013, and the court approved the request. There can be no assurance that the discussions will be successful.

On 22 March 2013, an action was filed in the U.S. District Court for the Northern District of California by nine consumers, also seeking to enjoin the proposed combination between us and Grupo Modelo. Even if we, Grupo Modelo, Constellation and Crown Imports resolve the litigation with the DOJ, the court in this private action could enjoin the parties from completing the combination with Grupo Modelo, or could further delay it. We intend to defend against it vigorously.

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

Budweiser Trademark Litigation

We are involved in a longstanding trademark dispute with the brewer Budejovicky Budvar, n.p. located in Ceske Budejovice, Czech Republic. This dispute involves the BUD and BUDWEISER trademarks and includes actions pending in national trademark offices as well as courts. There are approximately 73 actions pending in 23 jurisdictions. While there are a significant number of actions pending, taken in the aggregate, the actions do not represent a material risk to our financial position or profitability.

Oglala Sioux Litigation

In February 2012, the Oglala Sioux Tribe brought a claim in the state of Nebraska against us and several brewers, wholesalers and retailers. The claim alleged that we and the other defendants should have known that the sale of our products contributed to certain health problems, including problems related to the abuse of alcohol, suffered by the Oglala Sioux Tribe. The Tribe sought monetary damages as well as injunctive relief to limit the amount of alcohol that may be sold by retailers located near the Tribe’s reservation. We coordinated with the other defendants in the defense of this matter, and filed Motions to Dismiss. On 1 October 2012, the court dismissed the lawsuit without prejudice, finding that there was no federal jurisdiction. The lawsuit has not been refiled in state court.

Starbev Litigation

At the time of the 2009 sale of our Central European operations to CVC Capital Partners, we received rights under a Contingent Value Right Agreement (“CVR Agreement”) to a future payment that was contingent on CVC’s return on its initial investments. On 15 June 2012, CVC sold the business to Molson Coors Brewing Company for an aggregate consideration of EUR 2.65 billion. We believe that as a result of the sale to Molson, the return earned by CVC Capital Partners triggered our right to a further payment under the CVR Agreement. On 25 October 2012, CVC Capital Partners issued proceedings against us in the English Commercial Court in relation to the CVR Agreement and sought a declaration that the return it received following the sale to Molson did not trigger our right to payment. We served our defense and counterclaim on 19 December 2012. The amount we are able to recover will depend on discovery and calculation criteria to be explored at trial.

SEC Investigation Inquiring into Indian Operations

We have been informed by the SEC that it is conducting an investigation into our affiliates in India, including our non-consolidated Indian joint venture, InBev Indian Int’l Private Ltd, and whether certain relationships of agents and employees were compliant with the FCPA. We are investigating the conduct in question and cooperating with the SEC.

Alcohol-by-Volume Litigation

In late February 2013, seven lawsuits were filed against us relating to the alcohol-by-volume in several of our beer brands. Six of these lawsuits were filed in Federal Courts located in California, Colorado, New Jersey, Ohio, Pennsylvania and Texas. The seventh was filed in State Court in Missouri. The lawsuits generally allege that such products contain lower alcohol-by-volume levels than what is stated on the labels, in violation of various federal and state laws. Responsive pleadings have not yet been filed, and we will vigorously defend against these lawsuits.

Ambev and its Subsidiaries

Tax Matters

As of 31 December 2012, Ambev and its subsidiaries had several tax claims pending in Brazil, including judicial and administrative proceedings. Most of these claims relate to ICMS value-added tax, IPI excise tax, and income tax and social contributions. As of 31 December 2012, Ambev had made provisions of R$313 million (USD 153 million) in connection with those tax proceedings for which it believed there was a probable chance of loss.

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

As of 31 December 2012, there were also tax proceedings with a total estimated possible risk of loss of R$10.989 billion (USD 5.378 billion). Approximately R$7.6 billion (USD 3.7 billion) of this figure is related to income tax and social contributions. Approximately R$2.9 billion (USD 1.4 billion) is related to value-added and excise taxes, of which the most significant are discussed below.

Value-Added Tax, Excise Tax and Taxes on Net Sales

Ambev is currently party to legal proceedings with the State of Rio de Janeiro where it is challenging such State’s attempt to assess ICMS with respect to irrevocable discounts granted by Ambev in January 1996 and February 1998. These proceedings are currently before the Superior Court of Justice and the Brazilian Supreme Court, and involve the amount of approximately R$356 million (USD 174 million) as of 31 December 2012, which Ambev has treated as a possible loss. Such estimate is based on reasonable assumptions and assessments of management, but should Ambev lose such proceedings the expected net impact on its income statement would be an expense for this amount.

Many states in Brazil offer tax benefits programs to attract investments to their regions. Ambev participates in ICMS value-added tax credit programs offered by various Brazilian states, which provide (i) tax credits to offset ICMS value-added tax payable and (ii) ICMS value-added tax deferrals. In return, Ambev is required to meet certain operational requirements including, depending on the state, production volume and employment targets, among others. All of these conditions are included in specific agreements between Ambev and the Brazilian state governments. In the event that Ambev does not meet the program’s targets, future benefits may be withdrawn. The total amount deferred (financing) as of 31 December 2012, was R$168.7 million (USD 82.6 million). There is a controversy regarding whether these state tax deferral benefits are constitutional when granted without the approval of every state of Brazil. Some states and public prosecutors have filed direct actions of unconstitutionality in the Brazilian Supreme Court to challenge the constitutionality of certain Brazilian state laws granting tax incentive programs unilaterally, without the prior approval of CONFAZ (the council formed by all 27 Brazilian State Treasury Secretaries). Since 2007, Ambev has received tax assessments from the States of São Paulo, Rio de Janeiro and Minas Gerais in the aggregate amount of approximately R$440 million (USD 215 million) challenging the legality of tax credits arising from existing tax incentives received by Ambev in other states. Ambev has treated these proceedings as a possible (but not probable) loss. Should Ambev lose such proceedings, the expected net impact on its income statement would be an expense for this amount. Moreover, Ambev cannot rule out the possibility of other Brazilian states issuing similar tax assessments related to Ambev’s tax incentives. In 2011 the Brazilian Supreme Court declared 14 Brazilian state laws granting tax incentives without the prior approval of CONFAZ unconstitutional, including one granting incentives to Ambev in the federal district, which Ambev has ceased to benefit from since such decision. In a meeting held on 30 September 2011, CONFAZ issued a resolution suspending the state’s right to claim return of the tax incentives incurred by the beneficiaries of the state laws declared unconstitutional. There are a number of other actions before the Brazilian Supreme Court challenging the constitutionality of benefit laws offered by some states, which may impact Ambev’s tax benefits.

Goods manufactured within the Manaus Free Trade Zone – ZFM intended for consumption elsewhere in Brazil are exempt from the Brazilian IPI excise tax. Ambev’s subsidiaries have been registering IPI excise tax presumed credits upon the acquisition of exempted inputs manufactured therein. Since 2009 Ambev has been receiving a number of tax assessments from the Brazilian Federal Tax Authorities relating to the disallowance of such presumed credits, which decision from the Upper House of the Administrative Court is still pending. Ambev’s management estimates possible losses in relation to these assessments to be approximately R$410 million (USD 200 million) as of 31 December 2012.

Ambev Profits Generated Abroad

During the first quarter 2005, certain subsidiaries of Ambev received a number of assessments from Brazilian federal tax authorities relating to profits of its foreign subsidiaries. In December 2008, the Administrative Court decided one of the tax assessments relating to earnings of Ambev’s foreign subsidiaries. This decision was partially favorable to Ambev, and in connection with the remaining part, Ambev filed an appeal to the Upper House of the Administrative Court and is awaiting its decision. With respect to another of the tax assessments relating to foreign profits, the Administrative Court rendered a decision favorable to Ambev in September 2011. After these decisions, Ambev estimates the total exposures of possible losses in relation to these assessments to be approximately R$2.6 billion (USD 1.3 billion) as of 31 December 2012. Ambev has not recorded any provision in connection therewith.

Tax Loss Offset

Ambev and certain of its subsidiaries received a number of assessments from Brazilian federal tax authorities relating to the use of income tax losses in company mergers. Ambev has not recorded any provision in connection therewith.

Ambev estimated the total exposures of possible losses in relation to these assessments to be approximately of R$522 million (USD 255 million) as of 31 December 2012.

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

Labatt received another tax assessment on its valuations of certain intercompany transactions amounting to CAD 158 million (USD 158.7 million). Ambev appealed this tax assessment. The appeal was allowed in April 2012 by the Canada Revenue Agency with no cost to Labatt.

Tax Amnesty and Refinancing Program

In 2009, Ambev elected to enroll in the Tax Amnesty and Refinancing Program, introduced by Brazilian Federal Law 11,941/09, with respect to some of its current tax lawsuits. Under this program, Ambev agreed to pay R$374.8 million (USD 183.4 million) in 180 monthly installments, as from June 2011. As of December 2012, the total amount due under such program is R$271.9 million (USD 133.1 million), registered under the “Other taxes, charges and contributions” item of Ambev’s income statement.

Special Goodwill Reserve

In December 2011, Ambev received a tax assessment from the Secretaria da Receita Federal do Brasil related to the goodwill amortization resulting from InBev Brasil’s merger with Ambev referred to under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ambev Special Goodwill Reserve.” In June 2012, Ambev filed an appeal against the unfavorable first-level administrative decision and awaits the decision of the Administrative Court. Ambev believes that the goodwill amortization and respective deduction for tax purposes were in compliance with the provisions set forth by CVM Instruction No. 319/1999 and that Ambev’s use of this goodwill was lawful. Ambev believes that the Brazilian Federal Tax Authorities’ position is incorrect, the grounds to contest the tax assessment are well founded, and the risk of loss is possible (but not probable). Accordingly, Ambev has not recorded any provisions for this matter and estimates the amount of possible losses in relation to this assessment to be approximately R$3.7 billion (USD 1.8 billion) as of 31 December 2012. In the event that Ambev is required to pay these amounts, we will reimburse Ambev the amount proportional to the benefit received by us pursuant to the merger protocol, as well as the related costs.

Labor Matters

Ambev is involved in a total of 18,971 labor claims. In Brazil, it is not unusual for a company to be named as a defendant in such a large number of claims. As of 31 December 2012, Ambev has made provisions totaling R$169.3 million (USD 82.8 million) in connection with approximately 4,188 of Ambev and its subsidiaries’ labor claims with former and current employees. The claims primarily relate to overtime, dismissals, severance, health and safety premiums, supplementary retirement benefits and other matters, all of which are awaiting judicial resolution.

Civil Claims

As of 31 December 2012, Ambev had 4,543 civil claims pending in Brazil, including third-party distributors and product-related claims. Ambev is the plaintiff in 1,268 and the defendant in 3,175 of these claims. Ambev has established provisions totaling R$30.4 million (USD 14.9 million) for Ambev and its subsidiaries as of December 31, 2012, in connection with civil claims.

Zeca Pagodinho

Ambev is party to a tortious interference claim brought by its competitor Schincariol whereby Schincariol seeks damages in the range of R$100 million (USD 48.9 million) from Ambev, claiming that Ambev signed up the entertainer Zeca Pagodinho while he was still contractually bound with Schincariol. On 20 July 2007, the lower courts of the State of São Paulo denied Schincariol’s claim, and Schincariol filed an appeal on 24 August 2007. Ambev has not recorded a provision in connection with such proceeding. Schincariol’s appeal is waiting to be decided before the Appellate Court.

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

Ambev has been notified of seven claims from 12 holders arguing that they would be entitled to those rights. Two of them were ruled favorably to Ambev by the appellate court of the State of São Paulo. A third one was settled. Of the four other claims, Ambev recently received a favorable ruling in one claim by the court of first instance in Rio de Janeiro, and the appellate court of the State of Rio de Janeiro ruled against Ambev in the other three claims. Ambev has appealed to the Superior Court of Justice with respect to the final decisions issued by the appellate court of the State of Rio de Janeiro.

The warrant holders of one of the claims denied by the appellate court of the State of São Paulo have also appealed to the Superior Court of Justice. In September 2012, the Superior Court of Justice decided in favor of Ambev and the possibilities of a reversal decision are remote.

In the event the plaintiffs prevail in the above six pending proceedings, Ambev believes that the corresponding economic dilution for the existing shareholders would be the difference between the market value of the shares at the time they are issued and the value ultimately established in liquidation proceedings as being the subscription price pursuant to the exercise of the warrants. Ambev believes that the warrants which are the object of those six proceedings represented, on 31 December 2012, 27,684,596 preferred and 6,881,719 common shares that would be issued at a value substantially below fair market value, should claimants ultimately prevail. The plaintiffs also claim they should receive past dividends related to these shares in the amount of approximately R$367.3 million (USD 179.7 million).

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

During its investigation, the Secretariat of Economic Law of the Ministry of Justice (“SDE”) concluded that the program should be considered anticompetitive unless certain adjustments were made. These adjustments were substantially incorporated into the version of the program at that time, and the program no longer exists. The SDE opinion did not threaten any fines and recommended that the other accusations be dismissed. After the SDE opinion, the proceeding was sent to CADE, which issued a ruling that, among other things, imposed a fine in the amount of R$352.7 million (USD 172.6 million), or R$486 million as of 31 December 2012, reflecting accrued interest (USD 238 million).

Ambev has challenged CADE’s decision before the federal courts, which have ordered the suspension of the fine and other parts of the decision upon our posting of a guarantee. Ambev has already rendered a court bond (carta de fiança) for this purpose and the decision is partially suspended.

On 29 March 2011, and following a determination included in the abovementioned CADE decision, the SDE initiated investigations to determine whether individuals should also be held responsible for the Tô Contigo practices, including Bernardo Pinto Paiva, currently our Chief Sales Officer, and Ricardo Tadeu Almeida Cabral de Soares, currently working for us and formerly the Sales Executive Officer of Ambev.

Kaiser

On 2 April 2007, Cervejaria Kaiser, which is currently the fourth-largest beer producer in Brazil and a part of the Heineken Group, filed a complaint with Brazilian antitrust authorities alleging that Ambev’s cooler programs and exclusivity agreements constituted anti-competitive practices, and also that Ambev launched two counter brands (Puerto del Sol and Puerto del Mar) in connection with the entry of Kaiser’s product Sol Pilsen in 2006. On 9 December 2008, the SDE registered two administrative proceedings to investigate the alleged practices. Ambev’s preliminary responses were filed before SDE on 18 February 2009 and 16 January 2012.

1L Bottle

On 20 August 2009, the Brazilian Association of Beverages filed a complaint with the Brazilian antitrust authorities challenging Ambev’s new proprietary one-liter returnable bottle launched under its main brands. The Association claims that Ambev’s new one-liter bottle would cause the standard 600ml bottle exchange system to cease to exist, therefore artificially increasing the costs of competitors and restricting their access to the points of sale. In response, on 14 September 2009, Ambev submitted preliminary clarifications to the SDE arguing for the economic rationale and the benefits to the consumer deriving from the one-liter format. On 28 October 2009, SDE decided to initiate an Administrative Proceeding against us to further investigate the issue. In its note initiating the proceedings, the SDE stated that although it believes that market producers are in principle free to decide whether or not to participate in a standard bottle exchange system, it wanted to further investigate whether the manner pursuant to which Ambev was allegedly introducing the one liter bottle could potentially create lock-in effects. On 24 December 2010, SDE issued its opinion recommending the dismissal of the case stating that: (i) Ambev is free to decide whether or not it participates in common bottle exchange system, (ii) Ambev is not required to help competitors, and (iii) innovation developments – including new bottles – are pro-competitive. In December 2011, CADE’s Attorney General issued his opinion, which is in line with SDE’s opinion referred to above. In February 2012, the Federal Public Prosecutor issued his opinion against Ambev’s one-liter bottle. In August 2012, the case was dismissed by CADE.

Others

In April 2007, the Brazilian Association of Carbonated Soft Drinks Manufacturers filed a complaint with the Brazilian antitrust authorities alleging that Ambev engaged in the following anticompetitive practices: (i) predatory prices, (ii) restriction of competitors’ access to shelf space in supermarkets; (iii) exclusivity agreements with strategic points of sales; and (iv) adoption of a proprietary reusable glass bottle. In August 2009, SDE initiated a preliminary inquiry to investigate these alleged practices. The case was dismissed by CADE in December 2012.

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

Environmental Matters

Riachuelo

In 2004, an environmental complaint was initiated by certain neighbors residing in the Riachuelo Basin against the State of Argentina, the Province of Buenos Aires, the city of Buenos Aires and more than 40 corporate entities (including Cerveceria y Malteria Quilmes S.A.) with premises located in the Riachuelo Basin or that discharge their waste into the Riachuelo River. In this complaint, the Argentine Supreme Court of Justice has resolved that the State of Argentina, the Province of Buenos Aires and the city of Buenos Aires remain primarily responsible for the remediation of the environment, and further resolved that the Riachuelo Basin Authority (“Acumar”, an environmental authority created in 2006 pursuant to the Argentine Law No. 26, 168) would be responsible for the implementation of a Remediation Plan for the Riachuelo Basin. The Supreme Court of Justice has not yet resolved on the responsibility for the environmental damage.

Others

The Public Attorney of the State of Rio de Janeiro requested the initiation of a civil inquiry on 12 December 2003 to investigate anonymous reports of pollution allegedly caused by Nova Rio, Ambev’s breweries located in the State of Rio de Janeiro. Currently this investigation is in the discovery phase. Ambev expects this investigation to be dismissed as Ambev has presented several expert opinions, including one from the State environmental agency, showing lack of environmental damages. Furthermore, the police of Rio de Janeiro requested the initiation of a criminal inquiry on 2 June 2003 to investigate the author of the alleged environmental crime, which is also in the discovery phase. Ambev expects this investigation will be dismissed concurrently with the civil investigation mentioned above.

Brazilian Beer Industry Litigation

On 28 October 2008, the Brazilian Federal Prosecutor’s Office (Ministério Público Federal) filed a suit for damages against Ambev and two other brewing companies claiming total damages of approximately R$2.8 billion (USD 1.4 billion) (of which approximately R$2.1 billion (USD 1.0 billion) are claimed against Ambev). The public prosecutor alleges that: (i) alcohol causes serious damage to individual and public health, and that beer is the most consumed alcoholic beverage in Brazil; (ii) defendants have approximately 90% of the national beer market share and are responsible for significant investments in advertising; and (iii) the advertising campaigns increase not only the market share of the defendants but also the total consumption of alcohol and, hence, damage society and encourage underage consumption.

Shortly after the above lawsuit was filed, a consumer-protection association applied to be admitted as a joint-plaintiff. The association has made further requests in addition to the ones made by the Public Prosecutor, including the claim for “collective moral damages” in an amount to be ascertained by the court; however, it suggests that it should be equal to the initial request of R$2.8 billion (USD 1.4 billion) (therefore, it doubles the initial amount involved). The court has admitted the association as joint-plaintiff and has agreed to hear the new claims. Ambev believes that its chances of loss are remote and, therefore, has not made any provision with respect to such claim.

Anheuser-Busch

Dispositions Pension Litigation

On 1 December 2009, Anheuser-Busch InBev SA/NV, Anheuser-Busch Companies, LLC and the Anheuser-Busch Companies Pension Plan were sued in the United States District Court for the Eastern District of Missouri in a lawsuit styled Richard F. Angevine v. Anheuser-Busch InBev SA/NV, et al. The plaintiff sought to represent a class of certain employees of Busch Entertainment Corporation, which was divested on 1 December 2009, and the four Metal Container Corporation plants which were divested on 1 October 2009. He also sought to certify a class action and represent certain employees of any other subsidiary of Anheuser-Busch Companies, LLC that has been divested or may be divested during the three-year period from the date of the Anheuser-Busch acquisition, 18 November 2008 through 17 November 2011. Among other things, the lawsuit claimed that we failed to provide him and the other class members (if certified) with certain enhanced benefits, and breached our fiduciary duties under the U.S. Employee Retirement Income Security Act of 1974. On 16 July 2010, the court dismissed plaintiff’s lawsuit. The court ruled that the claims for breach of fiduciary duty and punitive damages were not proper. The court also found that the plaintiff did not exhaust all of his administrative remedies, which he must first do before filing a lawsuit. On 9 August 2010, the plaintiff filed an appeal of this decision to the Eighth Circuit Court of Appeals, which was denied on 22 July 2011. No further appeals were filed.

On 15 September 2010, Anheuser-Busch InBev SA/NV and several of its related companies were sued in Federal Court for the Southern District of Ohio in a lawsuit entitled Rusby Adams et al. v. AB InBev, et al. This lawsuit was filed by four employees of Metal Container Corporation’s facilities in Columbus, Ohio, Gainesville, Florida, and Ft. Atkinson, Wisconsin that were divested on 1 October 2009. Similar to the Angevine lawsuit, these plaintiffs seek to represent a class of participants of the Anheuser-Busch Companies Salaried Employees’ Pension Plan (the “Plan”) who had been employed by subsidiaries of Anheuser-Busch Companies, LLC that had been divested during the period of 18 November 2008 through 17 November 2011. The plaintiffs also allege claims similar to the Angevine lawsuit, namely, that by failing to provide plaintiffs with these enhanced benefits, we breached our fiduciary duties under the U.S. Employee Retirement Income Security Act of 1974. We filed a Motion to Dismiss and obtained dismissal of the breach of fiduciary duty claims in April 2011, leaving only the claims for benefits remaining. On 28 March 2012, the Court certified that the case could proceed as a class action comprised of former employees of the divested Metal Container Corporation operations. On 9 January 2013, the Court granted our Motion for Judgment on the Administrative Record. The plaintiffs appealed the decision on 2 February 2013.

On 10 January 2012, a class action complaint asserting claims very similar to those asserted in the Angevine lawsuit was filed in Federal Court for the Eastern District of Missouri, styled Nancy Anderson et al. v. Anheuser-Busch Companies Pension Plan et al. Unlike the Angevine case, however, the plaintiff in this matter alleges complete exhaustion of all administrative remedies. We filed a Motion to Dismiss on 9 October 2012. This was still pending when the court allowed the Complaint to be amended on 19 November 2012 to name four new plaintiffs. We filed a Motion to Dismiss this new Complaint on 17 December 2012 which is still pending.

On 10 October 2012, another class action complaint was filed against Anheuser-Busch Companies, LLC, Anheuser-Busch Companies Pension Plan, Anheuser-Busch Companies Pension Plan Appeals Committee and the Anheuser-Busch Companies Pension Plan Administrative Committee by Brian Knowlton and several other former Busch Entertainment Corporation Employees. It was filed in Federal Court in the Southern District of California, and was amended on 12 October 2012. Like the other lawsuits, it claims that the employees of any divested assets were entitled to enhanced retirement benefits under section 19.11(f) of the Plan. However, it specifically excluded the divested Metal Container Corporation facilities that were included in the Adams class action. On 6 November 2012, the plaintiffs filed a motion asking the court to move the Anderson case to California to join it with the Anderson case for discovery. We filed a Motion to Dismiss/Motion to Transfer the case to Missouri on 12 November 2012. On 30 January 2013, the Court granted the Motion to Transfer, so this case will now proceed in Federal Court in Missouri.

Acquisition Antitrust Matters

The combination with Grupo Modelo is subject, and requires approvals or notifications pursuant, to various antitrust laws, including under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “Hart-Scott-Rodino Act”).

United States

Under the Hart-Scott-Rodino Act, before the combination with Grupo Modelo can be consummated, Grupo Modelo and we were each required to file a notification and report form and to wait until the applicable waiting period had expired or been terminated. In July 2012, we and Grupo Modelo filed notification and report forms under the Hart-Scott-Rodino Act with the U.S. Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice. The initial 30-day waiting period was extended on 17 August 2012 for a period of time necessary for us and Grupo Modelo to respond to requests for additional information we and Grupo Modelo received from the U.S. Department of Justice, plus an additional 30 days for the relevant U.S. authorities to review after both parties substantially complied with the requests.

On 31 January 2013, the U.S. Department of Justice filed suit in the U.S. District Court for the District of Columbia challenging the proposed combination with Grupo Modelo and seeking an injunction to block the transaction. On 14 February 2013, we announced that we and Constellation entered into revised agreements providing for the divestiture of Grupo Modelo’s U.S. business to Constellation. We believe this revised agreement addresses all of the concerns raised by the U.S. Department of Justice in its lawsuit. We, Grupo Modelo, Constellation and Crown Imports are engaged in discussions with the DOJ seeking to resolve the DOJ’s litigation challenging the combination with Grupo Modelo. In connection with such discussions, the parties and the DOJ jointly approached the court to request a stay of all litigation proceedings until 9 April 2013, and the court approved the request. Those discussions remain ongoing and we and Grupo Modelo have agreed not to consummate the combination with Grupo Modelo during the pendency of those discussions. There can be no assurance that the discussions will be successful.

Mexico

The Mexican Antitrust Commission approved the combination with Grupo Modelo without any condition by resolution dated on 8 November 2012. The term of the Mexican Antitrust Commission’s approval was extended on 19 February 2013 for an additional period of six months, effective until 19 August 2013. Additionally, in connection with the announced revised agreement with Constellation, in which, Constellation will acquire Grupo Modelo’s Piedras Negras brewery in Mexico, among other matters, we filed a request for approval of that transaction with the Mexican Antitrust Commission on 21 February 2013.

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

The dividends are approved by our annual shareholders’ meeting and are paid on the dates and at the places appointed by our Board. Our Board may pay an interim dividend in accordance with the provisions of the Belgian Companies Code.

In February 2013, our Board decided to pay the dividends on a semi-annual basis going forward. Starting with dividends for fiscal year 2013, the dividends payable for any given fiscal year will be paid in November of such year and in May of the following year. The dividend payable in November will be an advance amount decided by the board of directors in the form of an interim dividend. The dividend payable in May of the following year will be decided by the shareholders meeting and will supplement the amount already distributed in November. In both cases, the dividends will be paid on the dates and at the places communicated by the board of directors. This change will allow us to manage our cash flow more efficiently throughout the year by matching dividend payments more closely with operating cash flow generation.

The table below summarizes the dividends paid by us in the most recent financial years.

Financial year	Number of our shares outstanding at end of relevant financial year	Gross amount of dividend per Share (in EUR)	Gross amount of dividend per Share (in USD)	Payment date
2012	1,606,787,543	1.70	2.24	2 May 2013
2011	1,606,071,789	1.20	1.55	3 May 2012
2010	1,605,183,954	0.80	1.07	2 May 2011
2009	1,604,301,123	0.38	0.55	3 May 2010
2008	1,602,427,569	0.28	0.35	5 May 2009

B. SIGNIFICANT CHANGES

On 29 June 2012, we and Grupo Modelo announced that we had entered into an agreement under which we will acquire the remaining stake in Grupo Modelo that we do not already own for USD 9.15 per share in cash in a transaction valued at USD 20.1 billion. The combination will be completed through a series of steps that will simplify Grupo Modelo’s corporate structure, followed by an all-cash tender offer by us for all outstanding Grupo Modelo shares that it will not own at that time. In a related transaction, it was announced on 29 June 2012 that Grupo Modelo would sell its existing 50% stake in Crown Imports, the joint venture that imports and markets Grupo Modelo’s brands in the United States, to Constellation for USD 1.85 billion, giving Constellation 100% ownership and control.

The transactions are subject to regulatory approvals in the United States, Mexico and other countries and other customary closing conditions. On 20 July 2012, Grupo Modelo held a shareholders’ meeting at which a majority of the shareholders approved amendments to Grupo Modelo’s by-laws and other steps required in connection with the agreement under which we will acquire the remaining stake in Grupo Modelo.

On 31 January 2013, we announced that the DOJ filed an action seeking to block the proposed combination between us and Grupo Modelo.

On 14 February 2013, we and Constellation announced a revised agreement that establishes Crown Imports as the number three producer and marketer of beer in the United States through a complete divestiture of Grupo Modelo’s U.S. business. The transaction establishes Crown Imports as a fully-owned entity of Constellation, and provides Constellation with independent brewing operations, Grupo Modelo’s full profit stream from all U.S. sales, and rights in perpetuity to the Modelo brands distributed by Crown Imports in the United States. As part of our acquisition of the 50% of Grupo Modelo we do not already own, we have agreed to sell Compañía Cervecera de Coahuila, Grupo Modelo’s state-of-the-art brewery in Piedras Negras, Mexico, and grant perpetual brand licenses to Constellation for USD 2.9 billion, subject to a post-closing adjustment. This price is based on an assumed 2012 EBITDA of USD 310 million earned from manufacturing and licensing the Modelo brands for sale by the Crown Imports joint venture, with an implied multiple of approximately nine times. The sale of the brewery, which is located near the Texas border, would ensure independence of supply for Crown Imports and provides Constellation with complete control of the production of the Modelo brands produced in Mexico and distributed by Crown Imports in the United States. We and Constellation have also agreed to a three-year transition services agreement to ensure the smooth transition of the operation of the Piedras Negras brewery, which is fully self-sufficient, utilizes top-of-the-line technology and was built to be readily expanded to increase production capacity.

On 20 February 2013, we announced that we, Grupo Modelo, Constellation and Crown Imports were engaged in discussions with the DOJ seeking to resolve the DOJ’s litigation challenging our proposed combination with Grupo Modelo. In connection with such discussions, the parties and the DOJ jointly approached the court to request a stay of all litigation proceedings until 9 April 2013, and the court approved the request. There can be no assurance that the discussions will be successful and the transactions remain conditioned on regulatory approvals in the United States and Mexico and other customary closing conditions.

On 17 January 2013, we issued USD 4.0 billion aggregate principal amount of bonds, consisting of USD 1.0 billion aggregate principal amount of fixed rate notes due 2016, USD 1.0 billion aggregate principal amount of fixed rate notes due 2018, USD 1.25 billion aggregate principal amount of fixed rate notes due 2023 and USD 750 million aggregate principal amount of fixed rate notes due 2043. The notes bear interest at an annual rate of 0.800% for the 2016 notes, 1.250% for the 2018 notes, 2.625% for the 2023 notes and 4.000% for the 2043 notes. The notes will mature on 15 January 2016 in the case of the 2016 notes, on 17 January 2018 in the case of the 2018 notes, on 17 January 2023 in the case of the 2023 notes and 17 January 2043 in the case of the 2043 notes.

On 23 January 2013, we issued EUR 500 million aggregate principal amount of fixed rate notes due in 2033 and bearing interest at an annual rate of 3.250%.

On 25 January 2013, we issued a private offering of notes in an aggregate principal amount of CAD 1.2 billion, consisting of CAD 600 million aggregate principal amount of notes with a fixed interest rate of 2.375% per annum and maturity date of 25 January 2018 and CAD 600 million aggregate principal amount of notes with a fixed interest rate of 3.375% per annum and maturity date of 25 January 2023. The notes were offered only to accredited investors resident in Canadian provinces via an Offering Memorandum dated 17 January 2013.

Our board of directors proposed a dividend in respect of 2012 of EUR 1.70 (USD 2.245) per share, subject to shareholder approval. If approved, the shares will trade ex-coupon as of 26 April 2013, the Record Date will be 30 April 2013 and dividends will be payable as of 2 May 2013.

ITEM 9.	THE OFFER AND LISTING

A. THE OFFER AND LISTING

Price History of Stock

Ordinary shares listed on Euronext Brussels

The table below shows the quoted high and low closing sales prices in euro on Euronext Brussels for our shares for the indicated periods.

	Per Share
	High	Low
	(in EUR)
Annual
2012	69.94	46.35
2011	47.31	35.15
2010	45.84	33.99
2009	36.51	16.50
2008(1)	38.69	10.32

Quarterly
2012
Fourth Quarter	69.42	64.26
Third Quarter	69.94	62.52
Second Quarter	61.30	52.77
First Quarter	55.00	46.35

2011
Fourth Quarter	47.31	38.84
Third Quarter	41.32	35.15
Second Quarter	43.67	39.15
First Quarter	44.21	38.85

Monthly
2013
February	71.76	63.99
January	69.30	63.90
2012
December	68.45	65.74
November	67.39	64.26
October	69.42	64.51
September	69.94	65.02

Note:

(1)	As a result of the capital increase pursuant to the rights offering we completed in December 2008, our theoretical ex-rights share price was modified by an adjustment ratio of 0.6252 on 24 November 2008. Our historical share prices have not been restated to reflect this adjustment.

ADSs listed on NYSE

On 16 September 2009, we listed 1,608,663,943 ADSs on the NYSE, each of which represents one of our ordinary shares. The table below shows the quoted high and low closing sales prices in USD on NYSE for our shares for the indicated periods.

	Per Share
	High	Low
	(in USD)
Annual (1)
2012	90.27	58.92
2011	63.97	49.72
2010	63.88	45.80

Quarterly
2012
Fourth Quarter	90.27	81.94
Third Quarter	87.54	76.64
Second Quarter	79.65	65.57
First Quarter	73.48	58.92
2011
Fourth Quarter	61.21	51.76
Third Quarter	59.33	49.72
Second Quarter	63.97	55.65
First Quarter	58.68	53.90

Monthly
2013
February	93.99	85.74
January	94.14	84.29
2012
December	89.07	86.81
November	87.97	81.94
October	90.27	83.80
September	87.54	83.98

Note:

(1)	As we listed our ADSs in September 2009, we have provided annual price information for only 2012, 2011 and 2010.

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

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

We are incorporated under the laws of Belgium (register of legal entities number 0417.497.106), and our shares are listed on the regulated market of Euronext Brussels under the symbol “ABI.” The securities that we have listed on the NYSE are ADSs, each of which represents one of our shares. We listed 1,608,663,943 ADSs listed on the NYSE on 16 September 2009 (such number equal to the number of our shares plus the number of warrants on our shares outstanding as of 7 September 2009). For more information on our shares see “—B. Memorandum and Articles of Association and Other Share Information—Form and Transferability of Our Shares.” Our ADSs are described in greater detail under “Item 12. Description of Securities Other Than Equity Securities—D. American Depositary Shares.”

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

In 2012, NYSE Euronext reported that it was Europe’s second largest stock exchange group based on aggregate market capitalization of listed operating companies, and the largest stock exchange group based on the value of consolidated equities trading in the central order book. As of 31 December 2012, 1,335 companies were listed on NYSE Euronext in Europe, of which 1,165 were based in one of Euronext N.V.’s home markets. NYSE Euronext is Europe’s largest consolidated cash market based on average daily trades and average daily turnover. The cash trading business unit comprises trading in equity securities and other cash instruments including funds, bonds, warrants, trackers and structured funds. During 2012, on an average day, 1.4 million trades (double counted) for all cash instruments were executed on NYSE Euronext exchanges in Europe, while the average daily value of the total number of trades in all cash instruments was EUR 5.4 billion.

Trading Platform and Market Structure. Cash trading on NYSE Euronext’s markets in Amsterdam, Brussels, Lisbon and Paris takes place via a single universal trading platform, following the successful migration of these markets from the former nouveau système de cotation in 2009.

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

Euronext Brussels is governed by, and recognized as a market undertaking under, the Belgian Act of 2 August 2002 (the “Act”). Pursuant to the Act, the FSMA is responsible for disciplinary powers against members and issuers, control of sensitive information, supervision of markets, and investigative powers. Euronext Brussels is responsible for the organization of the markets and the admission, suspension and exclusion of members, and has been appointed by law as the “competent authority” within the meaning of the Listing Directive (Directive 2001/34/EC of 28 May 2001 of the European Parliament, as amended).

D. SELLING SHAREHOLDERS

Not applicable.

E. DILUTION

Not applicable.

F. EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION AND OTHER SHARE INFORMATION

A copy of our articles of association dated 28 February 2013 has been filed as Exhibit 99.2 to Form 6-K filed by Anheuser-Busch InBev SA/NV on 8 March 2013.

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

Article 523 of the Belgian Companies Code provides that if one of our directors directly or indirectly has a personal financial interest that conflicts with a decision or transaction that falls within the powers of our Board, the director concerned must inform our other directors before our Board makes any decision on such transaction. The statutory auditor must also be notified. The director may not participate in the deliberation or vote on the conflicting decision or transaction. An excerpt from the minutes of the meeting of our Board that sets forth the financial impact of the matter on us and justifies the decision of our Board must be published in our annual report. The statutory auditors’ report to the annual accounts must contain a description of the financial impact on us of each of the decisions of our Board where director conflicts arise.

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

In the event that the conversion of the shares is not requested by the above date, the shares will be automatically converted into dematerialized shares and recorded in our name, with all rights attached to such shares being suspended until their proved owner comes forward and requests that such shares be recorded in his own name. In addition, the Belgian Law of 14 December 2005 provides that, as of 1 January 2015, securities listed on a stock exchange and whose owner remains unknown must be sold by us on a stock exchange in accordance with the modalities provided by such law. We must then deposit (i) the proceeds or (ii) if the securities are not sold before 30 November 2015 at latest, these non-sold securities, with the Belgian Caisse des dépôts et consignations/Deposito-en Consignatiekas, where such proceeds or securities, respectively, may be claimed by their beneficiaries, subject to certain administrative fines being payable by claimants.

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

At our extraordinary shareholders’ meeting held on 28 April 2009, our shareholders authorized our Board, for a period of five years from the date of publication of the changes to the articles of association decided by our shareholders’ meeting on 28 April 2009, to increase our share capital, in one or more transactions, by a number of shares representing no more than 3% of the total number of shares issued and outstanding on 28 April 2009 (which was 1,602,862,013). In accordance with Article 603, indent 1, of the Belgian Companies Code, such increase may not result in the share capital being increased by an amount exceeding the amount of share capital on such date. As of the date of this Form 20-F, the authorized capital had not been used.

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

Our shareholders’ meeting of 28 April 2009 delegated authority to our Board, for a period of five years from such a date, to acquire our shares up to the maximum number allowed under Article 620, § 1, 2° of the Belgian Companies Code and for a consideration that may not be less than 10% below the lowest closing price in the last 20 stock exchange days preceding the transaction and not more than 10% above the highest closing price in the last 20 stock exchange days preceding the transaction.

See “Item 16E. Purchases of Equity Securities by the Issuer” for details of our recent share repurchase programs.

Description of the Rights and Benefits Attached to Our Shares

Right to Attend and Vote at Our Shareholders’ Meeting

Annual Shareholders’ Meeting

Our annual shareholders’ meeting shall be held on the last Wednesday of April of each year, at 11:00 a.m., or at any other time, in one of the municipalities (communes/gemeenten) of the Region of Brussels, in Leuven or in Liège, at the place mentioned in the notice. If this date is a legal holiday, the meeting is held on the next business day (excluding Saturday) at the same time. Our annual shareholders’ meeting in 2013 will be held on 24 April 2013.

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

In accordance with the Belgian law of 20 December 2010 on the exercise of certain rights of shareholders in listed companies, the Extraordinary Shareholders’ Meeting of 26 April 2011 approved an amendment to our articles of association. In accordance with this amendment, as of 1 January 2012, the right to participate in and vote at a shareholders’ meeting will require shareholders to:

(i)	have the ownership of their shares recorded in their name on the 14th calendar day preceding the date of the meeting (the “record date”):

– through registration in the register of the registered shares of our company, for holders of registered shares; or

– through book-entry in the accounts of an authorized account holder or clearing organization, for holders of dematerialized shares.

AND

(ii)	notify us at the latest on the 6th calendar day preceding the day of the meeting, of their intention to participate in the meeting, indicating the number of shares in respect of which they intend to do so. In addition, the holders of dematerialized shares must, at the latest on the same day, provide us with an original certificate issued by an authorized account holder or a clearing organization certifying the number of shares owned on the record date by the relevant shareholder and for which it has notified its intention to participate in the meeting.

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

Any modification of our corporate purpose or legal form requires a quorum of shareholders holding an aggregate of at least 50% of the share capital and approval by a qualified majority of at least 80% of the share capital present or represented at the meeting. If there is no quorum, a second meeting must be convened. At the second meeting, no quorum is required, but the relevant resolution must be approved by a qualified majority of at least 80% of the share capital present or represented at the meeting.

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

Appointment of Directors

Pursuant to a shareholders’ agreement (see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders”) BRC S.à.R.L and Eugénie Patri Sébastien S.A. each have the right to nominate four directors. The Stichting board of directors nominates four to six directors who are independent of shareholders. The mandate of Peter Harf ended on 25 April 2012. Our Board currently comprises three independent directors.

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

Disclosure of Significant Shareholdings

In addition to any shareholder notification thresholds under applicable legislation (which notification is required at 5%, 10%, 15% and so on in five-percentage-point increments), our articles of association require holders of our shares to disclose the number of our shares held if their shareholding exceeds or falls below 3% of our outstanding shares with voting rights. For details of our major shareholders, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

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

In accordance with Article 74 of the Takeover Law, our controlling shareholder (the Stichting) and the six entities acting in concert with it (as set out in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Shareholding Structure”) have filed with us and the FSMA the disclosures set forth by the Takeover Law and are, therefore, exempt from the obligation to launch a takeover bid on our shares and other securities giving access to voting rights.

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

2010 Senior Facilities Agreement

On 26 February 2010, we entered into USD 17.2 billion of senior credit agreements, comprising a USD 13 billion 2010 Senior Facilities Agreement (the “2010 Senior Facilities Agreement”) with a syndicate of thirteen banks, and two term facilities totaling USD 4.2 billion, enabling us to fully refinance a previous senior facilities agreement related to our Anheuser-Busch merger in 2008 (the “2008 Senior Facilities Agreement”). These facilities extended our debt maturities while building additional liquidity, thus enhancing our credit profile as evidenced by the improved terms under the facilities, which do not include financial covenants or mandatory prepayment provisions (except in the context of a change in control). The two term facilities totaling USD 4.2 billion were cancelled on 31 March 2010 before being drawn.

The 2010 Senior Facilities Agreement made the following two senior facilities available to us and our subsidiary, Anheuser-Busch InBev Worldwide Inc.: (i) the “2010 Term Facility,” a three-year term loan facility for up to USD 5.0 billion principal amount available to be drawn in USD, and (ii) the “2010 Revolving Facility,” a five-year multicurrency revolving credit facility for up to USD 8.0 billion principal amount, which is also available to Cobrew NV and BrandBrew S.A. The 2010 Senior Facilities Agreement is filed as Exhibit 4.2 to our Annual Report on Form 20-F for the fiscal year ended 31 December 2009 filed with the SEC on 15 April 2010.

The 2010 Senior Facilities Agreement contains customary representations and warranties, covenants and events of default. Among other things, an event of default is triggered if either a default or an event of default occurs under any of our or our subsidiaries’ financial indebtedness. The obligations of the borrowers under the 2010 Senior Facilities Agreement are jointly and severally guaranteed by the other borrowers, Anheuser-Busch InBev Finance Inc., Anheuser-Busch Companies, LLC and Brandbev S.à r.l.

Initial drawdowns under the 2010 Senior Facilities Agreement were applied towards refinancing the 2008 Senior Facilities Agreement. After the initial drawdowns, borrowings under the 2010 Revolving Facility, which may be drawn down or utilized by way of letters of credit, may be applied towards the general corporate and working capital purposes of us and our subsidiaries.

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

Mandatory prepayments are required to be made under the 2010 Senior Facilities Agreement in circumstances where a person or a group of persons acting in concert (other than our controlling shareholder, Stichting Anheuser-Busch InBev or any of its certificate holders or any persons or group of persons acting in concert with such persons) acquires control of us, in which case individual lenders are accorded rights to require prepayment in full of their respective portions of the outstanding utilizations.

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

Effective 25 July 2011, we amended the 2010 Revolving Facility under the 2010 Senior Facilities Agreement. The termination date of the 2010 Revolving Facility was amended to 25 July 2016. On 5 July 2011, in connection with the amendment, we fully prepaid and terminated the 2010 Term Facility under the 2010 Senior Facilities Agreement. The amendment to the 2010 Revolving Facility is incorporated by reference as Exhibit 4.2 to this Form 20-F.

We borrow under the 2010 Revolving Facility at an interest rate equal to LIBOR (or EURIBOR for euro-denominated loans) plus a margin of 0.375% per annum based upon the ratings assigned by rating agencies to our long-term debt as of the date of this report. These margins may change to the extent that the ratings assigned to our long-term debt are modified, ranging between 0.35% per annum and 1.50% per annum. A commitment fee of 35% of the applicable margin is applied to any undrawn but available funds under the 2010 Revolving Facility. In addition, a utilization fee of up to 0.3% per annum is payable, dependent on the amount drawn under the 2010 Revolving Facility.

As of 31 December 2012, the 2010 Revolving Facility had been fully repaid and USD 8 billion remained available to be drawn.

Grupo Modelo Transaction Agreement

On 28 June 2012, we, Anheuser-Busch International Holdings, Inc., a Delaware corporation (“ABI Holdings”), Anheuser-Busch México Holding, S. de R.L. de C.V., a Mexican corporation (“ABI Sub”), Grupo Modelo and Diblo, S.A. de C.V. (“Diblo”), a subsidiary of Grupo Modelo, entered into a Transaction Agreement (the “Transaction Agreement”). The Transaction Agreement provides, subject to the terms and conditions contained therein, for the acquisition by us of the remaining equity of Grupo Modelo that is not currently owned by us. The transaction is structured to occur in a series of steps. Following the satisfaction or waiver of certain conditions to closing, Diblo will be merged with and into Grupo Modelo (the “Diblo Merger”) and, simultaneously therewith, Dirección de Fábricas, S.A. de C.V., a leading glass bottle manufacturer in Mexico with output largely dedicated to Grupo Modelo, will also be merged with and into Grupo Modelo (the “Difa Merger”, and together with the Diblo Merger, the “Mergers”). As a result of the Mergers and the subscription by us to purchase from Diblo 6,050,000 of Diblo Series B-II shares immediately prior to the Mergers, we will hold 50.3% of the capital stock of Grupo Modelo upon completion of the Mergers. We and Grupo Modelo also entered into a related transaction described below. See “—Crown Imports Membership Interest Purchase Agreement and Brewery Sale and Purchase Agreement.”

The completion of the Diblo Merger is subject to certain conditions, including, among others (i) approval of the shareholders of Grupo Modelo and Diblo, (ii) the expiration or termination of the applicable waiting periods under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the receipt of certain other regulatory approvals, and (iii) certain other closing conditions. In connection with the execution of the Transaction Agreement, we entered into letter agreements with certain shareholders of Grupo Modelo under which such shareholders committed to vote in favor of the transactions contemplated by the Transaction Agreement. In addition, the completion of the Difa Merger is conditioned upon the consummation of the Diblo Merger and other customary closing conditions.

Following completion of the Mergers, ABI Sub will commence an all-cash tender offer for all outstanding Grupo Modelo shares for USD 9.15 per share, or an aggregate transaction value of USD 20.1 billion. Once commenced, the tender offer will be held open for 20 business days unless extended. Following the settlement of the tender offer, we will establish a trust that will accept further tenders of shares by Grupo Modelo shareholders over a period of up to 25 months after the tender offer closing. The tender offer is not subject to any minimum tender condition or any financing condition.

We have also agreed to various covenants and agreements in the Transaction Agreement, including, among other things, to (i) preserve Grupo Modelo’s name, its existence and the location of its headquarters in Mexico, (ii) continue certain indemnification obligations for current and former Grupo Modelo officers and directors, and (iii) provide substantially similar compensation and benefits to Grupo Modelo employees for one year after the closing of the Mergers.

In addition, we and Grupo Modelo have committed to use reasonable best efforts to obtain the required antitrust approvals, provided that neither party is required to (i) take any action, propose, negotiate, commit to or effect any divestiture, hold separate condition or any other undertaking, condition, remedy, restriction, obligation, consent decree, settlement, stipulation, commitment, action or agreement that would reasonably be expected to result in adverse valuation effects (after giving effect to net after-tax proceeds or other benefits, calculated on a net-present value basis) exceeding USD 3 billion to (A) the business, results of operations or financial condition of (x) Grupo Modelo and its subsidiaries or (y) we and our subsidiaries (before or after the merger and tender offer) or (B) any anticipated benefits (net of costs associated therewith) reasonably expected to result to us, Grupo Modelo and our and their respective subsidiaries from the merger or tender offer, or (ii) divest, split (with respect to asset, brand, brand family, trademarks or geography), license any rights with respect to, or agree to other actions, commitments or restrictions with respect to the Budweiser, Bud Light, Michelob, Corona or Modelo brand families or any extension thereof, the operation of the business of such brand families or the tangible or intangible assets or property (including IP and contracts) used primarily in connection with such brand families.

The Transaction Agreement also includes termination rights for us and Grupo Modelo. In the event that the Transaction Agreement is terminated under certain circumstances where all conditions to closing have been satisfied other than the receipt of certain antitrust approvals, we will be required to pay Grupo Modelo, as agent for the holders of Grupo Modelo’s Series A and Series C shares, a termination fee equal to USD 650 million.

In connection with the transaction, we and two of Grupo Modelo’s shareholders (the “Shareholders”) have entered into agreements with us providing for the subscription and purchase by the Shareholders of our deferred share entitlements for USD 1.5 billion in the aggregate, the underlying shares for which will be delivered within five years of closing of the tender offer. Such investment will happen at the share price of USD 65. The Shareholders have agreed to serve on our Board of Directors following the settlement of the tender offer and we have agreed to use reasonable best efforts to nominate and cause these individuals to be elected to the Board of Directors for a term of at least four years. The Shareholders will also agree to a non-competition provision for three years after the settlement of the tender offer.

Crown Imports Membership Interest Purchase Agreement and Brewery Sale and Purchase Agreement

In a sale related to the combination with Grupo Modelo, we, Grupo Modelo and Constellation, Inc. announced on 29 June 2012 that Grupo Modelo would sell its existing 50% stake in Crown Imports, the joint venture that imports and markets Grupo Modelo’s brands in the United States, to Constellation for USD 1.85 billion, giving Constellation 100% ownership and control of Crown Imports.

On 14 February 2013, we, Grupo Modelo and Constellation, Inc. announced a revised agreement that establishes Crown Imports as a fully-owned entity of Constellation, and provides Constellation with independent brewing operations, Grupo Modelo’s full profit stream from all U.S. sales, and rights in perpetuity to the Modelo brands distributed by Crown Imports in the United States. We agreed to sell Compañía Cervecera de Coahuila, Grupo Modelo’s state-of-the-art brewery in Piedras Negras, Mexico, and grant perpetual brand licenses to Constellation for USD 2.9 billion, subject to a post-closing adjustment. This price is based on an assumed 2012 EBITDA of USD 310 million earned from manufacturing and licensing the Modelo brands for sale by the Crown Imports joint venture, with an implied multiple of approximately nine times. The sale of the brewery, which is located near the Texas border, would ensure independence of supply for Crown Imports and provides Constellation with complete control of the production of the Modelo brands produced in Mexico and distributed by Crown Imports in the United States. We and Constellation have also agreed to a three-year transition services agreement to ensure the smooth transition of the operation of the Piedras Negras brewery, which is fully self-sufficient, utilizes top-of-the-line technology and was built to be readily expanded to increase production capacity.

The license agreement that a subsidiary of Grupo Modelo intends to enter into at the closing of the brewery sale and purchase agreement will grant to Constellation an irrevocable, exclusive, fully paid-up sub-license to use certain trademarks, recipes, trade secrets, know-how, trade dress, mold designs, patents, copyrights, trade names, and certain other intellectual property rights in connection with the manufacture, bottling and packaging in Mexico (or worldwide under certain circumstances including force majeure events) and importation, distribution, sale, resale, advertisement, promotion and marketing in the United States of Grupo Modelo’s Mexican beer portfolio and certain extension brands. The term of the license agreement is perpetual, and Grupo Modelo subsidiary would have no right to terminate the license agreement notwithstanding any breach of the license agreement by Constellation.

The closing of these transactions announced on 14 February 2013 remains conditioned on the completion of the combination with Grupo Modelo, as well as regulatory approvals in the United States and Mexico and other customary closing conditions.

2012 Senior Facilities Agreement

On 20 June 2012, we entered into a USD 14.0 billion Senior Facilities Agreement with a syndicate of eleven banks in connection with the combination with Grupo Modelo. The 2012 Senior Facilities Agreement makes the following two facilities available to us, our subsidiaries, Anheuser-Busch InBev Worldwide Inc. and Cobrew NV: (i) “Facility A”, a term facility with a maximum maturity of two years from the funding date for up to USD 6.0 billion principal amount available to be drawn in USD and (ii) “Facility B”, a three-year term facility for up to USD 8.0 billion principal amount available to be drawn in USD. The 2012 Senior Facilities Agreement is filed as Exhibit 4.16 to this Form 20-F.

As of 30 September 2012, the amount of the Facility A was reduced from USD 6.0 billion to USD 5.1 billion. Each facility is available to be drawn until 20 June 2013, subject to an extension up to 20 December 2013, at our option. In the event that we choose to extend the availability period, the tenor of Facility B will be reduced by the length of the period by which the availability period has been extended. As of 31 December 2012, both Facility A and Facility B remained undrawn.

The 2012 Senior Facilities Agreement contains customary representations, covenants and events of default. Among other things and subject to certain thresholds and limitations, an event of default is triggered if any of our or our subsidiaries’ financial indebtedness is accelerated following an event of default. The obligations of the borrowers under the 2012 Senior Facilities Agreement will be jointly and severally guaranteed by the other borrowers and by Anheuser-Busch InBev Finance Inc., Anheuser-Busch Companies, LLC, Brandbev S.à r.l. and BrandBrew SA.

All proceeds from the drawdown under the 2012 Senior Facilities Agreement must be applied, directly or indirectly, toward the combination with Grupo Modelo, refinancing of existing indebtedness of Grupo Modelo or any costs in connection therewith.

The availability of funds under the 2012 Senior Facilities Agreement is subject to the satisfaction of customary conditions precedent. In addition to these conditions, the utilizations under the 2012 Senior Facilities Agreement also require that certain events of default are not outstanding and would not result from the proposed utilizations, that all utilizations are made on the same day and that certain representations made by each borrower and guarantor remain true in all material respects.

We may borrow under the 2012 Senior Facilities Agreement at an interest rate equal to LIBOR, plus mandatory costs (if any), plus a margin on each of Facility A and Facility B based on ratings assigned by rating agencies to our long-term debt. For Facility A, the margin ranges between 0.85% per annum and 2.15% per annum, which margin will increase in fixed increments from the date falling six months after the date of drawdown of Facility A and on the last day of each three-month period ending thereafter. For Facility B, the margin ranges between 1.10% per annum and 2.40% per annum. Based on our ratings as of 31 December 2012, the applicable margin for Facility A was 1.00% and the applicable margin for Facility B was 1.25%. Customary ticking fees are payable on any undrawn but available funds under the Facilities.

Mandatory prepayments are not required to be made under the 2012 Senior Facilities Agreement, except in certain limited circumstances, including (i) for Facility A only (following the drawdown thereof), out of the net proceeds received by us or our subsidiaries from funds raised in the public international debt capital markets subject to specific exceptions and (ii) for both Facility A and Facility B, where a person or a group of persons acting in concert (other than our controlling shareholder, Stichting Anheuser-Busch InBev or any of its certificate holders or any persons or group of persons acting in concert with such persons) acquires control of us.

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

Dividend Withholding Tax

As a general rule, a withholding tax of 25% is levied on the gross amount of dividends paid on or attributed to our shares or ADSs, subject to such relief as may be available under applicable domestic or tax treaty provisions. Dividends subject to the dividend withholding tax include all benefits paid on or attributed to our shares or ADSs, irrespective of their form, as well as reimbursements of statutory share capital, except reimbursements of fiscal capital made in accordance with the Belgian Companies Code. In principle, fiscal capital includes paid-up statutory share capital, and subject to certain conditions, the paid-up issue premiums and the cash amounts subscribed to at the time of the issue of profit-sharing certificates.

If we redeem our own shares or ADSs, the redemption distribution (after deduction of the portion of fiscal capital represented by our redeemed shares or ADSs) will be treated as a dividend, which in certain circumstances may be subject to a withholding tax of 25%, subject to such relief as may be available under applicable domestic or tax treaty provisions. No withholding tax will be triggered if such redemption is carried out on a stock exchange and meets certain conditions. In case of our liquidation, any amounts distributed in excess of the fiscal capital will be subject to the 10% withholding tax, subject to such relief as may be available under applicable domestic or tax treaty provisions.

For non-resident individuals and companies, the dividend withholding tax will be the only tax on dividends in Belgium, unless the non-resident holds our shares or ADSs in connection with a business conducted in Belgium, through a fixed base in Belgium or a Belgian permanent establishment.

Relief of Belgian dividend withholding tax

Under the income tax convention between the United States of America and Belgium (the “Treaty”), there is a reduced Belgian withholding tax rate of 15% on dividends paid by us to a U.S. resident that beneficially owns the dividends and is entitled to claim the benefits of the Treaty under the limitation of benefits article included in the Treaty (“Qualifying Holders”). If such Qualifying Holder is a company that owns directly at least 10% of our voting stock, the Belgian withholding tax rate is further reduced to 5%. No withholding tax is, however, applicable if the Qualifying Holder is: (i) a company that is a resident of the United States that has owned directly our shares or ADSs representing at least 10% of our capital for a 12-month period ending on the date the dividend is declared, or (ii) a pension fund that is a resident of the United States, provided that such dividends are not derived from the carrying on of a business by the pension fund or through an associated enterprise.

Under the normal procedure, we or our paying agent must withhold the full Belgian withholding tax (without taking into account the Treaty rate). Qualifying Holders may make a claim for reimbursement for amounts withheld in excess of the rate defined by the Treaty. The reimbursement form (Form 276 Div-Aut.) may be obtained from the Bureau Central de Taxation Bruxelles-Etranger, 33 Boulevard Roi Albert II, 33 (North Galaxy Tower B7), 1030 Brussels, Belgium. Qualifying Holders may also, subject to certain conditions, obtain the reduced Treaty rate at source. Qualifying Holders should deliver a duly completed Form 276 Div-Aut. no later than ten days after the date on which the dividend becomes payable. U.S. holders should consult their own tax advisers as to whether they qualify for reduction in withholding tax upon payment or attribution of dividends, and as to the procedural requirements for obtaining a reduced withholding tax upon the payment of dividends or for making claims for reimbursement.

Withholding tax is also not applicable, pursuant to Belgian domestic tax law, on dividends paid to certain U.S. organizations that are not engaged in any business or other profit-making activity and are exempted from income taxes in the United States, provided that such organization is not contractually obligated to redistribute the dividends to any beneficial owner of such dividends for whom it would manage our shares or ADSs and subject to certain procedural formalities.

Capital Gains and Losses

Pursuant to the Treaty, capital gains and/or losses realized by a Qualifying Holder from the sale, exchange or other disposition of our shares or ADSs do not fall within the scope of application of Belgian domestic tax law.

Capital gains realized on our shares or ADSs by a corporate Holder which is not entitled to claim the benefits of the Treaty under the limitation of benefits article included in the Treaty are generally not subject to taxation and losses are not deductible (provided that our shares or ADSs are neither held in connection with a business conducted in Belgium, nor through a fixed base or permanent establishment in Belgium).

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

Belgian Tax on Stock Exchange Transactions

A stock market tax is normally levied on the purchase and the sale and on any other acquisition and transfer for consideration in Belgium of our existing shares or ADSs through a professional intermediary established in Belgium on the secondary market (so-called “secondary market transactions”). The applicable rate amounts to 0.25% of the consideration paid, but with a cap of EUR 740 per transaction and per party. Under current Belgian tax law, this rate and this cap will reduce to 0.22% and EUR 650, respectively, for transactions occurring from 1 January 2015.

Belgian non-residents who purchase or otherwise acquire or transfer, for consideration, existing shares or ADSs in Belgium for their own account through a professional intermediary may be exempt from the stock market tax if they deliver a sworn affidavit to the intermediary in Belgium confirming their non-resident status.

In addition to the above, no stock market tax is payable by: (i) professional intermediaries described in Article 2, 9° and 10° of the Law of 2 August 2002 acting for their own account, (ii) insurance companies described in Article 2, § 1 of the Law of 9 July 1975 acting for their own account, (iii) professional retirement institutions referred to in Article 2, 1° of the Law of 27 October 2006 relating to the control of professional retirement institutions acting for their own account, or (iv) collective investment institutions acting for their own account.

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

U.S. Taxation

This section describes the material United States federal income tax consequences of the ownership and disposition of shares or ADSs. It applies to you only if you are a U.S. holder, as described below, and you hold your shares or ADSs as capital assets for United States federal income tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a bank;

•	a dealer in securities;

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

•	a tax-exempt organization;

•	a life insurance company;

•	a person liable for alternative minimum tax;

•	a person that actually or constructively owns 10% or more of our voting stock;

•	a person that holds shares or ADSs as part of a straddle or a hedging or conversion transaction;

•	a person that purchases or sells shares or ADSs as part of a wash sale for tax purposes; or

•	a person whose functional currency is not the U.S. dollar.

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

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company (or PFIC) rules discussed below, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a non-corporate U.S. holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gain provided that you hold our shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the shares generally will be qualified dividend income.

You must include any Belgian tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you, in the case of shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. If the dividend is paid in Euros, the amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Euro payments made, determined at the spot Euro/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain.

Subject to certain limitations, the Belgian tax withheld in accordance with the Treaty and paid over to Belgium will be creditable against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent a refund of the tax withheld is available to you under Belgian law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability. In addition, if you are eligible under the Treaty for a lower rate of Belgian withholding tax on a distribution with respect to the shares or ADSs, yet you do not claim such lower rate and as a result, you are subject to a greater Belgian withholding tax on the distribution than you could have obtained by claiming benefits under the Treaty, such additional Belgian withholding tax would likely not be eligible for credit against your United States federal income tax liability.

Dividends will generally be income from sources outside the United States, and depending on your circumstances, will generally be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to you.

Taxation of Capital Gains

Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a non-corporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Your ability to deduct capital losses is subject to limitations.

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

We have filed our amended and restated articles of association and all other deeds that are to be published in the annexes to the Belgian State Gazette with the clerk’s office of the Commercial Court of Brussels (Belgium), where they are available to the public. A copy of the articles of association dated 28 February 2013 has been filed as Exhibit 99.2 to Form 6-K filed on 8 March 2013, and is also available on our website under http://www.ab-inbev.com/go/corporate_governance/bylaws.cfm.

In accordance with Belgian law, we must prepare audited annual statutory and consolidated financial statements. The audited annual statutory and consolidated financial statements and the reports of our Board and statutory auditor relating thereto are filed with the Belgian National Bank, where they are available to the public. Furthermore, as a listed company, we publish an annual announcement preceding the publication of our annual financial report (which includes the audited annual financial statements, the report of our Board and the statutory auditor’s report). In addition, we publish interim management statements. Copies of these documents are available on our website under:

•	http://www.ab-inbev.com/go/investors/reports_and_publications/statutory_accounts.cfm;

•	http://www.ab-inbev.com/go/investors/reports_and_publications/annual_and_hy_reports.cfm; and

•	http://www.ab-inbev.com/go/investors/reports_and_publications/quarterly_reports.cfm.

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

Please refer to note 28 to our audited consolidated financial statements as of 31 December 2012 and 2011, and for the three years ended 31 December 2012 for a fuller quantitative and qualitative discussion on the market risks to which we are subject and our policies with respect to managing those risks.

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

As of 31 December 2012, we have locked in all of our anticipated transactional exposure for 2013 for the most important currency pairs such as Brazilian real/USD and USD/Argentinean peso. Some exposures such as USD/Ukrainian hryvnia, and EUR/Ukrainian hryvnia, had been either mostly or partially covered due to the fact that hedging can be limited in certain Eastern European countries as the local foreign exchange market prevents us from hedging at a reasonable cost.

We have performed analyses in relation to our foreign currency transaction exposures using a currency sensitivity model that identified varying ranges of possible closing rates for 2012, factoring in the possible volatility in those exchange rates (see note 28 to our audited consolidated financial statements as of 31 December 2012 and 2011, and for the three years ended 31 December 2012). Based on such analysis, we estimate that if certain currencies (primarily in certain Eastern European countries) had weakened or strengthened against the U.S. dollar or euro during 2012, our 2012 profit before taxes would have been USD 12 million higher or lower, respectively, while the pre-tax translation reserves in equity would have been USD 261 million higher or lower, respectively.

Foreign exchange rates have been subject to significant volatility in the recent past and may be again in the future. See note 28 to our audited consolidated financial statements as of 31 December 2012 and 2011, and for the three years ended 31 December 2012 for details of the above sensitivity analyses, a fuller quantitative and qualitative discussion on the foreign currency risks to which we are subject and our policies with respect to managing those risks.

Interest Rate Risk

We are exposed to interest rate risk on our variable-rate interest-bearing financial liabilities. As of 31 December 2012, after certain hedging and fair value adjustments, USD 5.7 billion, or 12.9%, of our interest-bearing financial liabilities (which include loans, borrowings and bank overdrafts) bore a variable interest rate. We apply a dynamic interest rate hedging approach where the target mix between fixed and floating rate is reviewed periodically. The purpose of our policy is to achieve an optimal balance between cost of funding and volatility of financial results, while taking into account market conditions as well as our overall business strategy. From time to time, we enter into interest rate swap agreements and forward rate agreements to manage our interest rate risk, and also enter into cross-currency interest rate swap agreements to manage both our foreign currency risk and interest rate risk.

We have performed sensitivity analyses in relation to our interest-bearing financial liabilities and assets that bear a variable rate of interest, factoring in a range of possible volatilities in the different markets where we hold such instruments (see note 28 to our audited consolidated financial statements as of 31 December 2012 and 2011, and for the three years ended 31 December 2012). We have estimated that a change in market interest rates based on the range of volatilities considered in our analysis could have impacted our 2012 interest expense by plus or minus USD 14 million in relation to our floating rate debt. Such increase or decrease would be more than offset by an USD 47 million decrease or increase in interest income on our interest-bearing financial assets.

Interest rates have been subject to significant volatility in the recent past and may be again in the future. See note 28 to our audited consolidated financial statements as of 31 December 2012 and 2011, and for the three years ended 31 December 2012 for details of the above sensitivity analyses, a fuller quantitative and qualitative discussion on the interest rate risks to which we are subject and our policies with respect to managing those risks.

Commodity Price Risk

We have significant exposures to the following commodities: aluminum, barley, corn grits, coal, corn syrup, corrugated cardboard, fuel oil, glass, hops, labels, malt, natural gas, orange juice, rice, steel and wheat. The commodity markets have experienced and are expected to continue to experience price fluctuation in the future. We therefore use both fixed-price purchasing contracts and commodity derivatives to minimize exposure to commodity price volatility, primarily for aluminum and sugar.

As of 31 December 2012, we had the following commodity derivatives outstanding, by maturity:

	Notional				Fair Value(1)
Commodities	<1 year	1-5 years	>5 years	Total
Aluminum swaps	1,351	54	—	1,405	(109)
Other commodity derivatives	820	201	—	1,027	(12)

Note:

(1)	Represents the excess of assets over liabilities as of 31 December 2012.

These hedges are designated in a cash flow hedge accounting relationship in accordance with IAS 39.

See note 28 to our audited consolidated financial statements as of 31 December 2012 and 2011, and for the three years ended 31 December 2012 for a fuller quantitative and qualitative discussion on the commodity risks that we are subjected to, and our policies with respect to managing those risks.

Other Risks

See note 28 to our audited consolidated financial statements as of 31 December 2012 and 2011, and for the three years ended 31 December 2012 for a fuller quantitative and qualitative discussion on the equity, credit and liquidity risks to which we are subject and our policies with respect to managing those risks.

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

American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent one share (or a right to receive one share) deposited with the principal Brussels office of ING Belgium SA/NV, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at One Wall Street, New York, New York 10286.

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

Fees payable by the depositary

For the year ended 31 December 2012, the depositary reimbursed us for expenses we incurred, or paid amounts on our behalf to third parties in connection with the ADS program for a total sum of USD 4.8 million.

Expenses the depositary reimbursed us	Amount (in USD)
Maintenance expenses	4,681,905.46
Total	4,681,905.46

The depositary has also agreed to waive fees for standard costs associated with the administration of the program and has paid certain expenses directly to third parties on our behalf. The table below sets forth those expenses that the depositary paid directly to third parties for the year ended 31 December 2012.

Expenses the depositary paid to third parties on our behalf	Amount (in USD)
Annual stock exchange listing fees	0
Standard out-of-pocket maintenance costs	129,047.33
Total	129,047.33

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of 31 December 2012. While there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures, our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Based upon our evaluation, as of 31 December 2012, the Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures, in accordance with Exchange Act Rule 13a-15(e), (i) are effective at that level of reasonable assurance in ensuring that information required to be disclosed in the reports that are filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and (ii) are effective at that level of reasonable assurance in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the management of our company, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

Our management has assessed the effectiveness of internal control over financial reporting based on the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that our internal control over financial reporting as of 31 December 2012 was effective.

The effectiveness of internal control over financial reporting as of 31 December 2012 has been audited by PricewaterhouseCoopers Bedrijfsrevisoren BCVBA, as represented by Yves Vandenplas (“PricewaterhouseCoopers Bedrijfsrevisoren”), which also acted as our independent auditor. Their audit report, including their opinion on management’s assessment of internal control over financial reporting, is included in our audited consolidated financial statements included in this Form 20-F.

Changes in internal control over financial reporting

During the period covered by this Form 20-F, we have not made any change to our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Kees Storm and Olivier Goudet are “audit committee financial experts” as defined in Item 16A of Form 20-F under the Exchange Act and are independent directors under Rule 10A-3 under the Exchange Act.

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

PricewaterhouseCoopers Bedrijfsrevisoren acted as our independent auditor for the fiscal years ended 31 December 2012 and 2011. The table below sets forth the total amount billed to us by PricewaterhouseCoopers Bedrijfsrevisoren for services performed in 2012 and 2011, and breaks down these amounts by category of service:

	2012	2011
	(USD thousand)
Audit Fees	8,277	8,530
Audit-Related Fees	359	771
Tax Fees	5,691	5,396
All Other Fees	337	469

Total	14,664	15,166

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

Tax Fees

Tax fees in 2012 were primarily related to services incurred in connection with expat services and services related to due diligence work, and tax fees in 2011 were related to tax compliance and tax advisory services.

All Other Fees

All other fees in 2012 primarily related to due diligence and internal control framework, and in 2011 primarily related to due diligence and IT outsourcing.

Pre-Approval Policies and Procedures

The advance approval of the Audit Committee or member thereof, to whom approval authority has been delegated, is required for all audit and non-audit services provided by our auditors.

Prior to 27 April 2012, the pre-approval policy of the Audit Committee allowed the Vice-President of Corporate Audit to approve in advance the following services, capped at USD 150,000 for each service: statutory or financial audits, services associated with registrations with Belgian and U.S. regulators as well as other documents issued in connection with the offering of securities, accounting advisory on the application of accounting standards, regulatory accounting including Belgian and U.S. SEC filings, responding to regulatory inquiries and training sessions, services related to acquisitions or disposals such as due diligence, audit of opening balance sheet, working capital verification, audit of carve-out financial statements and reports in connection with stock exchange requirements, audit of financial statements of employee benefit plans, preparation and review of tax returns, assistance in connection with field audits by tax authorities, expatriate and individual income tax returns except for individuals in a financial reporting oversight role, advice on pending or proposed tax legislation and tax guidance on proposed tax transactions.

The Audit Committee decided as of 27 April 2012 to change the Pre-Approval Procedure. The advance approval of the Chairman of the Audit Committee is required for all audit and non-audit services provided by our auditors. The Vice-President of Corporate Audit can no longer pre-approve services provided by our auditors.

Our auditors and management report, on a quarterly basis, to the Audit Committee regarding the extent of the services provided and the fees for the services performed to date.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER

There are no outstanding buy-back programs of our shares.

The following table sets forth certain information related to purchases made by the AB InBev Group of our shares or ADSs:

	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
	(number of shares)	(USD)	(number of shares)	(USD million)
1 January 2012 – 31 January 2012	1,498	(1)	—	—
1 February 2012 – 28 February 2012	—	—	—	—
1 March 2012 – 31 March 2012	833	(1)	—	—
1 April 2012 – 30 April 2012	1,187	(1)	—	—
1 May 2012 – 31 May 2012	—	—	—	—
1 June 2012 – 30 June 2012	—	—	—	—
1 July 2012 – 31 July 2012	4,998	(1)	—	—
1 August 2012 – 31 August 2012	—	—	—	—
1 September 2012 – 30 September 2012	—	—	—	—
1 October 2012 – 31 October 2012	—	—	—	—
1 November 2012 – 30 November 2012	352	(1)	—	—
1 December 2012 – 31 December 2012	—	—	—	—

Total	8,868	(1)	—	—

Note:

(1)	Under certain of our share-based compensation plans, shares are granted to employees at a discount. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share-Based Payment Plans—Ambev Exchange of Share-Ownership Program.” The discount is granted in the form of additional shares, and if such employees leave the AB InBev Group prior to the end of the applicable vesting period, we take back the shares representing the discount. Technically, all of the “discount” shares are repurchased from the employee by our subsidiary, Brandbrew, for an aggregate price of EUR 1, or USD 1 if the individual is located in the United States.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

We believe the following to be the significant differences between our corporate governance practices and those applicable to U.S. companies under the NYSE listing standards.

In general, the 2009 Belgian Corporate Governance Code that applies to us is a code of best practices applied to listed companies on a non-binding basis. The Code applies a “comply or explain” approach. That is, companies may depart from the Code’s provisions if they give a reasoned explanation of the reasons for doing so.

Under the NYSE listing standards, a majority of the directors of a listed U.S. company are required to be independent, while in Belgium, only three directors need be independent. As of 31 December 2012, our Board of Directors comprised three independent directors and eight non-independent directors. None of the eight non-independent directors serve as part of our management, and seven of these eight directors are deemed not to be “independent” under the NYSE listing standards solely because they serve as directors of our majority shareholder, Stichting Anheuser-Busch InBev.

The NYSE rules further require that the audit, nominating and compensation committees of a listed U.S. company be composed entirely of independent directors, including that there be a minimum of three members on the audit committee. The Belgian Corporate Governance Code recommends only that a majority of the directors on each of these committees meet the technical requirements for independence under Belgian corporate law. As of 1 January 2013, all voting members of the Audit Committee are independent under the NYSE rules and Rule 10A-3 of the Securities Exchange Act of 1934. However, four of the five directors on our Nomination Committee and one of the three directors on our Remuneration Committee would not meet the NYSE independence requirements. As the Nomination Committee and Remuneration Committee are composed exclusively of non-executive directors who are independent of management and free from any business relationship that could materially interfere with the exercise of their independent judgment, we consider that the composition of these committees achieves the Belgian Corporate Governance Code’s aim of avoiding potential conflicts of interest.

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

ITEM 19.	EXHIBITS

1.1	Consolidated Articles of Association of Anheuser-Busch InBev SA/NV, dated as of 28 February 2013 (English-language translation) (incorporated by reference to Exhibit 99.2 to Form 6-K filed by Anheuser-Busch InBev SA/NV on 8 March 2013).

2.1	Indenture, dated as of 16 October 2009, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, Brandbrew S.A., Cobrew NV/SA and Anheuser Busch Companies, LLC and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”) (incorporated by reference to Exhibit 4.1 to Form F-4 (File No. 333-163464) filed by Anheuser-Busch InBev SA/NV on 3 December 2009).

2.2	Fifth Supplemental Indenture, dated as of 27 November 2009, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors named therein, and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.6 to Form F-4 (File No. 333-163464) filed by Anheuser-Busch InBev SA/NV on 3 December 2009).

2.3	Tenth Supplemental Indenture, dated as of 7 April 2010, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors named therein, and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 2.3 to Form 20-F (File No. 001-34455) filed by Anheuser-Busch InBev SA/NV on 13 April 2011).

2.4	Twenty Fourth Supplemental Indenture, dated as of 6 October 2011, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors named therein, and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.2 to Form F-3/A (File No. 333-169514) filed by Anheuser-Busch InBev SA/NV on 7 October 2011).

2.5	Indenture, dated as of 17 January 2013, among Anheuser-Busch InBev Finance Inc., Anheuser-Busch InBev SA/NV, Brandbrew S.A., Cobrew NV/SA, Anheuser-Busch InBev Worldwide Inc. and Anheuser Busch Companies, LLC and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”).

3.1	Amended and Restated Anheuser-Busch InBev Shareholders Agreement (formerly InBev Shareholders Agreement and Interbrew Shareholders Agreement) dated 9 September 2009 among BRC S.à.R.L, Eugénie Patri Sébastien S.A. (formerly Eugénie Patri Sébastien SCA), Stichting Anheuser-Busch InBev (formerly Stichting InBev and Stichting Interbrew) and Rayvax Société d’Investissement NV/SA (incorporated by reference to Exhibit 3.1 to Form 20-F (File No. 001-36455) filed by Anheuser-Busch InBev SA/NV on 14 September 2009).

3.2	Voting Agreement between Stichting Anheuser-Busch InBev, Fonds InBev-Baillet Latour SPRL and Fonds Voorzitter Verhelst SPRL, dated 17 October 2008 (incorporated by reference to Exhibit 3.2 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 14 September 2009).

4.1	2010 Senior Facilities Agreement for Anheuser-Busch InBev SA/NV and Anheuser-Busch InBev Worldwide Inc., dated 26 February 2010 (incorporated by reference to Exhibit 4.2 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 15 April 2010).*

4.2	Letter of Amendment dated 23 June 2011 amending the 2010 Senior Facilities Agreement dated 26 February 2010 (incorporated by reference to Exhibit 4.2 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 13 April 2012).*

4.3	Share-Based Compensation Plan Relating to Shares of Anheuser-Busch InBev (incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-172069) filed by Anheuser-Busch InBev SA/NV on 4 February 2011).

4.4	Share-Based Compensation Plan Relating to American Depositary Shares of Anheuser-Busch InBev (incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-172069) filed by Anheuser-Busch InBev SA/NV on 4 February 2011).

4.5	Long-Term Incentive Plan Relating to Shares of Anheuser-Busch InBev (incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-171231) filed by Anheuser-Busch InBev SA/NV on 17 December 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by Anheuser-Busch InBev SA/NV on 21 December 2011).

4.6	Long-Term Incentive Plan Relating to American Depositary Shares of Anheuser-Busch InBev (incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-171231) filed by Anheuser-Busch InBev SA/NV on 17 December 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by Anheuser-Busch InBev SA/NV on 21 December 2011).

4.7	Exceptional Incentive Restricted Stock Units Programme (incorporated by reference to Exhibit 4.5 to Form S-8 (File No. 333-171231) filed by Anheuser-Busch InBev SA/NV on 17 December 2010).

4.8	Discretionary Restricted Stock Units Programme (incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-169272) filed by Anheuser-Busch InBev SA/NV on 8 September 2010).

4.9	Terms and Conditions of Anheuser-Busch InBev SA/NV Stock Option Plan – Stock Options Grant of 18 December 2009 (incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-165065) filed by Anheuser-Busch InBev SA/NV on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by Anheuser-Busch InBev SA/NV on 4 February 2011).

4.10	Anheuser-Busch InBev SA/NV Long-Term Incentive Plan – Stock Options Grant of 18 December 2009 (incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-165065) filed by Anheuser-Busch InBev SA/NV on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by Anheuser-Busch InBev SA/NV on 4 February 2011).

4.11	Forms of Stock Option Plan underlying the Dividend Waiver and Exchange Program (incorporated by reference to Exhibit 4.5 to Form S-8 (File No. 333-165065) filed by Anheuser-Busch InBev SA/NV on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by Anheuser-Busch InBev SA/NV on 4 February 2011).

4.12	Share-Based Compensation Plan March 2010 (incorporated by reference to Exhibit 4.6 to Form S-8 (File No. 333-165065) filed by Anheuser-Busch InBev SA/NV on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by Anheuser-Busch InBev SA/NV on 4 February 2011).

4.13	Share-Based Compensation Plan March 2010 for EBM, GHQ & NY (incorporated by reference to Exhibit 4.7 to Form S-8 filed by Anheuser-Busch InBev SA/NV on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by Anheuser-Busch InBev SA/NV on 4 February 2011).

4.14	2012 Senior Facilities Agreement for Anheuser-Busch InBev SA/NV, Anheuser-Busch InBev Worldwide Inc. and Cobrew NV, dated 20 June 2012.*

4.15	Transaction Agreement by and among Grupo Modelo, S.A.B. de C.V., Diblo, S.A. de C.V., Anheuser-Busch InBev SA/NV, Anheuser-Busch International Holdings, Inc. and Anheuser-Busch México Holdings, S. de R.L. de C.V., dated as of 28 June 2012 (incorporated by reference to Exhibit 99.1 to Form 6-K filed by Anheuser-Busch InBev SA/NV on 2 July 2012).

4.16	Amended and restated Membership Interest Purchase Agreement, dated 13 February 2013, among Constellation Beers Ltd., Constellation Brands Beach Holdings, Inc., Constellation Brands, Inc. and Anheuser-Busch InBev SA/NV.

4.17	Stock Purchase Agreement between Anheuser-Busch InBev SA/NV and Constellation Brands, Inc. dated 13 February 2012.*

6.1	Description of earnings per share (included in note 22 to our audited consolidated financial statements included in this Form 20-F).

7.1	Description of ratios.

8.1	List of significant subsidiaries (included in note 35 to our audited consolidated financial statements included in this Form 20-F).

11.1	Anheuser-Busch InBev Code of Business Conduct, dated as of August 2011 (incorporated by reference to Exhibit 11.1 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 13 April 2012).

11.2	Anheuser-Busch InBev Code of Dealing, dated as of February 2010 (incorporated by reference to Exhibit 11.2 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 13 April 2012).

12.1	Principal Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Principal Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Principal Executive Officer and Principal Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of PricewaterhouseCoopers Bedrijfsrevisoren BCVBA.

Note:

*	Certain terms are omitted pursuant to a request for confidential treatment.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Anheuser-Busch InBev SA/NV
(Registrant)

Date: 25 March 2013	By:	/s/ Sabine Chalmers
	Name:	Sabine Chalmers
	Title:	Chief Legal and Corporate Affairs Officer

AB INBEV GROUP ACTUAL HISTORICAL INFORMATION

To the Board of Directors and Shareholders of Anheuser-Busch InBev SA/NV

Report of Independent Registered Public Accounting Firm

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Anheuser-Busch InBev SA/NV and its subsidiaries at 31 December 2012 and 2011, and the results of their operations and their cash flows for the three years ended 31 December 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s annual report on internal control over financial reporting” as set out in Item 15 on page 181. Our responsibility is to express an opinion on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Sint-Stevens-Woluwe, 23 March 2013

PwC Bedrijfsrevisoren BCVBA

Represented by

/s/ Yves Vandenplas

Yves Vandenplas

Bedrijfsrevisor

PwC Bedrijfsrevisoren cvba, burgerlijke vennootschap met handelsvorm - PwC Reviseurs d’Entreprises scrl,

société civile à forme commerciale - Financial Assurance Services

Maatschappelijke zetel/Siège social: Woluwe Garden, Woluwedal 18, B-1932 Sint-Stevens-Woluwe

T: +32 (0)2 710 4211, F: +32 (0)2 710 4299, www.pwc.com

BTW/TVA BE 0429.501.944 / RPR Brussel - RPM Bruxelles / ING BE43 3101 3811 9501 - BIC BBRUBEBB /

RBS BE89 7205 4043 3185 - BIC ABNABEBR

Consolidated financial statements

Consolidated income statement

For the year ended 31 December Million US dollar, except earnings per shares in US dollar	Notes	2012	2011	2010
Revenue		39 758	39 046	36 297
Cost of sales		(16 447)	(16 634)	(16 151)

Gross profit		23 311	22 412	20 146

Distribution expenses		(3 785)	(3 313)	(2 913)
Sales and marketing expenses		(5 258)	(5 143)	(4 712)
Administrative expenses		(2 187)	(2 043)	(1 960)
Other operating income/(expenses)	7	684	694	604

Restructuring (including impairment losses)	8	(36)	(351)	(252)
Business and asset disposal (including impairment losses)	8	58	78	(16)
Acquisition costs business combinations	8	(54)	(5)	—

Profit from operations		12 733	12 329	10 897

Finance cost	11	(2 550)	(3 575)	(4 261)
Finance income	11	344	438	525

Net finance cost		(2 206)	(3 137)	(3 736)

Share of result of associates	16	624	623	521

Profit before tax		11 151	9 815	7 682

Income tax expense	12	(1 717)	(1 856)	(1 920)

Profit		9 434	7 959	5 762

Attributable to:
Equity holders of AB InBev		7 243	5 855	4 026
Non-controlling interest		2 191	2 104	1 736

Basic earnings per share	22	4.53	3.67	2.53
Diluted earnings per share	22	4.45	3.63	2.50

Consolidated statement of comprehensive income

For the year ended 31 December Million US dollar	2012	2011[1]	2010[1]
Profit	9 434	7 959	5 762

Other comprehensive income
Translation reserves (gains/(losses))
Exchange differences on translation of foreign operations	(764)	(1 037)	1 422
Effective portion of changes in fair value of net investment hedges	(104)	(229)	(816)
Cash flow hedges
Recognized in equity	123	25	(120)
Removed from equity and included in profit or loss	(6)	77	892
Actuarial gains/(losses)	(378)	(676)	(191)
Share of other comprehensive results of associates	475	(820)	385

Other comprehensive income, net of tax	(654)	(2 660)	1 572

Total comprehensive income	8 780	5 299	7 334

Attributable to:
Equity holders of AB InBev	6 725	3 648	5 571
Non-controlling interest	2 055	1 651	1 763

The accompanying notes are an integral part of these consolidated financial statements.

[1]	Reclassified to conform to the 2012 presentation.

Consolidated statement of financial position

As at 31 December Million US dollar	Notes	2012	2011
ASSETS
Non-current assets
Property, plant and equipment	13	16 461	16 022
Goodwill	14	51 766	51 302
Intangible assets	15	24 371	23 818
Investments in associates	16	7 090	6 696
Investment securities	17	256	244
Deferred tax assets	18	807	673
Employee benefits	24	12	10
Trade and other receivables	20	1 228	1 339

		101 991	100 104

Current assets
Investment securities	17	6 827	103
Inventories	19	2 500	2 466
Income tax receivable		195	312
Trade and other receivables	20	4 023	4 121
Cash and cash equivalents	21	7 051	5 320
Assets held for sale		34	1

		20 630	12 323

Total assets		122 621	112 427

EQUITY AND LIABILITIES
Equity
Issued capital	22	1 734	1 734
Share premium		17 574	17 557
Reserves		157	381
Retained earnings		21 677	17 820

Equity attributable to equity holders of AB InBev		41 142	37 492
Non-controlling interest		4 299	3 552

		45 441	41 044
Non-current liabilities
Interest-bearing loans and borrowings	23	38 951	34 598
Employee benefits	24	3 699	3 440
Deferred tax liabilities	18	11 168	11 279
Trade and other payables	27	2 313	1 548
Provisions	26	641	874

		56 772	51 739
Current liabilities
Bank overdrafts	21	—	8
Interest-bearing loans and borrowings	23	5 390	5 559
Income tax payable		543	499
Trade and other payables	27	14 295	13 337
Provisions	26	180	241

		20 408	19 644

Total equity and liabilities		122 621	112 427

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of changes in equity

	Attributable to equity holders of AB InBev[1]									Non-controlling interest	Total equity
Million US dollar	Issued capital	Share premium	Treasury shares	Share- based payment reserves	Translation reserves	Hedging reserves	Actuarial gains/ (losses)	Retained earnings	Total
As per 1 January 2010	1 732	17 515	(1 289)	268	3 243	(1 052)	(547)	10 448	30 318	2 853	33 171
Profit	—	—	—	—	—	—	—	4 026	4 026	1 736	5 762
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	—	—	—	—	554	—	—	—	554	52	606
Cash flow hedges	—	—	—	—	—	746	—	—	746	26	772
Actuarial gains/(losses)	—	—	—	—	—	—	(140)	—	(140)	(51)	(191)
Share of other comprehensive results of associates	—	—	—	—	385	—	—	—	385	—	385
Total comprehensive income	—	—	—	—	939	746	(140)	4 026	5 571	1 763	7 334
Shares issued	1	20	—	—	—	—	—	—	21	—	21
Dividends	—	—	—	—	—	—	—	(836)	(836)	(1 119)	(1 955)
Treasury shares	—	—	56	—	—	—	—	—	56	4	60
Share-based payments	—	—	—	111	—	—	—	—	111	15	126
Scope and other changes	—	—	—	—	—	—	—	18	18	24	42

As per 31 December 2010	1 733	17 535	(1 233)	379	4 182	(306)	(687)	13 656	35 259	3 540	38 799

	Attributable to equity holders of AB InBev[2]									Non-controlling interest	Total equity
Million US dollar	Issued capital	Share premium	Treasury shares	Share- based payment reserves	Translation reserves	Hedging reserves	Actuarial gains/ (losses)	Retained earnings	Total
As per 1 January 2011	1 733	17 535	(1 233)	379	4 182	(306)	(687)	13 656	35 259	3 540	38 799
Profit	—	—	—	—	—	—	—	5 855	5 855	2 104	7 959
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	—	—	—	—	(944)	—	—	—	(944)	(322)	(1 266)
Cash flow hedges	—	—	—	—	—	118	—	—	118	(16)	102
Actuarial gains/(losses)	—	—	—	—	—	—	(561)	—	(561)	(115)	(676)
Share of other comprehensive results of associates	—	—	—	—	(820)	—	—	—	(820)	—	(820)
Total comprehensive income	—	—	—	—	(1 764)	118	(561)	5 855	3 648	1 651	5 299
Shares issued	1	22	—	—	—	—	—	—	23	—	23
Dividends	—	—	—	—	—	—	—	(1 686)	(1 686)	(1 742)	(3 428)
Treasury shares	—	—	96	—	—	—	—	—	96	(10)	86
Share-based payments	—	—	—	157	—	—	—	—	157	18	175
Scope and other changes	—	—	—	—	—	—	—	(5)	(5)	95	90

As per 31 December 2011	1 734	17 557	(1 137)	536	2 418	(188)	(1 248)	17 820	37 492	3 552	41 044

[1]	Reclassified to conform to the 2011 presentation.
[2]	Reclassified to conform to the 2012 presentation.

	Attributable to equity holders of AB InBev
Million US dollar	Issued capital	Share premium	Treasury shares	Share- based payment reserves	Translation reserves	Hedging reserves	Actuarial gains/ (losses)	Retained earnings	Total	Non-controlling interest	Total equity
As per 1 January 2012	1 734	17 557	(1 137)	536	2 418	(188)	(1 248)	17 820	37 492	3 552	41 044
Profit	—	—	—	—	—	—	—	7 243	7 243	2 191	9 434
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	—	—	—	—	(746)	—	—	—	(746)	(122)	(868)
Cash flow hedges	—	—	—	—	—	109	—	—	109	8	117
Actuarial gains/(losses)	—	—	—	—	—	—	(356)	—	(356)	(22)	(378)
Share of other comprehensive results of associates	—	—	—	—	475	—	—	—	475	—	475
Total comprehensive income	—	—	—	—	(271)	109	(356)	7 243	6 725	2 055	8 780
Shares issued	—	17	—	—	—	—	—	—	17	—	17
Dividends	—	—	—	—	—	—	—	(2 705)	(2 705)	(1 406)	(4 111)
Treasury shares	—	—	137	—	—	—	—	(56)	81	(7)	74
Share-based payments	—	—	—	157	—	—	—	—	157	18	175
Scope and other changes	—	—	—	—	—	—	—	(625)	(625)	87	(538)

As per 31 December 2012	1 734	17 574	(1 000)	693	2 147	(79)	(1 604)	21 677	41 142	4 299	45 441

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated cash flow statement

For the year ended 31 December Million US dollar	Notes	2012	2011[1]	2010[1]
OPERATING ACTIVITIES
Profit		9 434	7 959	5 762
Depreciation, amortization and impairment	10	2 747	2 783	2 788
Impairment losses on receivables, inventories and other assets		106	47	150
Additions/(reversals) in provisions and employee benefits		146	441	373
Net finance cost	11	2 206	3 137	3 736
Loss/(gain) on sale of property, plant and equipment and intangible assets		(68)	(39)	(113)
Loss/(gain) on sale of subsidiaries, associates and assets held for sale		(19)	(71)	(58)
Equity-settled share-based payment expense	25	201	203	156
Income tax expense	12	1 717	1 856	1 920
Other non-cash items included in the profit		(118)	(314)	72
Share of result of associates	16	(624)	(623)	(521)

Cash flow from operating activities before changes in working capital and use of provisions		15 728	15 379	14 265
Decrease/(increase) in trade and other receivables		(102)	174	(190)
Decrease/(increase) in inventories		(130)	(157)	(134)
Increase/(decrease) in trade and other payables		1 331	1 392	550
Pension contributions and use of provisions		(621)	(710)	(519)

Cash generated from operations		16 206	16 078	13 972
Interest paid		(1 978)	(2 612)	(2 987)
Interest received		112	308	219
Dividends received		720	406	383
Income tax paid		(1 792)	(1 694)	(1 682)

CASH FLOW FROM OPERATING ACTIVITIES		13 268	12 486	9 905

INVESTING ACTIVITIES
Proceeds from sale of property, plant and equipment and of intangible assets		175	120	221
Sale of subsidiaries, net of cash disposed of	6	33	454	9
Acquisition of subsidiaries, net of cash acquired	6	(1 445)	(479)	(37)
Purchase of non-controlling interest	22	(110)	(25)	(34)
Proceeds from sale of associates		—	—	25
Acquisition of property, plant and equipment and of intangible assets	13/15	(3 264)	(3 376)	(2 344)
Net proceeds from sale/(acquisition) of investment in short-term debt securities	17	(6 702)	529	(604)
Net proceeds from sale/(acquisition) of other assets[1]		(42)	36	202
Net repayments/(payments) of loans granted		14	10	16

CASH FLOW FROM INVESTING ACTIVITIES		(11 341)	(2 731)	(2 546)

FINANCING ACTIVITIES
Net proceeds from the issue of share capital	22	102	155	215
Proceeds from borrowings		18 463	17 291	27 313
Payments on borrowings		(14 814)	(21 849)	(31 603)
Cash net finance costs other than interests		43	(1 505)	(758)
Dividends paid		(3 632)	(3 088)	(1 924)

CASH FLOW FROM FINANCING ACTIVITIES		162	(8 996)	(6 757)

Net increase/(decrease) in cash and cash equivalents		2 089	759	602
Cash and cash equivalents less bank overdrafts at beginning of year		5 312	4 497	3 661
Effect of exchange rate fluctuations		(350)	56	234

Cash and cash equivalents less bank overdrafts at end of period	21	7 051	5 312	4 497

The accompanying notes are an integral part of these consolidated financial statements.

[1]	Reclassified to conform to the 2012 presentation.

Notes to the consolidated financial statements

Corporate information	1

Statement of compliance	2

Summary of significant accounting policies	3

Use of estimates and judgments	4

Segment reporting	5

Acquisitions and disposals of subsidiaries	6

Other operating income/(expenses)	7

Exceptional items	8

Payroll and related benefits	9

Additional information on operating expenses by nature	10

Finance cost and income	11

Income taxes	12

Property, plant and equipment	13

Goodwill	14

Intangible assets	15

Investment in associates	16

Investment securities	17

Deferred tax assets and liabilities	18

Inventories	19

Trade and other receivables	20

Cash and cash equivalents	21

Changes in equity and earnings per share	22

Interest-bearing loans and borrowings	23

Employee benefits	24

Share-based payments	25

Provisions	26

Trade and other payables	27

Risks arising from financial instruments	28

Operating leases	29

Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other	30

Contingencies	31

Related parties	32

Supplemental guarantor financial information	33

Events after the balance sheet date	34

AB InBev companies	35

1.	CORPORATE INFORMATION

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. Beer, the original social network, has been bringing people together for thousands of years and our portfolio of well over 200 beer brands continues to forge strong connections with consumers. We invest the majority of our brand-building resources on our Focus Brands - those with the greatest growth potential such as global brands Budweiser®, Stella Artois® and Beck’s®, alongside Leffe®, Hoegaarden®, Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Hasseröder® and Jupiler®. In addition, the company owns a 50 percent equity interest in the operating subsidiary of Grupo Modelo, Mexico’s leading brewer and owner of the global Corona® brand. Anheuser-Busch InBev’s dedication to heritage and quality originates from the Den Hoorn brewery in Leuven, Belgium dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser-Busch InBev leverages the collective strengths of its approximately 118 000 employees based in 23 countries worldwide. In 2012, AB InBev realized 39.8 billion US dollar revenue. The company strives to be the Best Beer Company in a Better World.

The consolidated financial statements of the company for the year ended 31 December 2012 comprise the company and its subsidiaries (together referred to as “AB InBev” or the “company”) and the company’s interest in associates and jointly controlled entities.

The financial statements were authorized for issue by the Board of Directors on 23 March 2013.

2.	STATEMENT OF COMPLIANCE

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and in conformity with IFRS as adopted by the European Union up to 31 December 2012 (collectively “IFRS”). AB InBev did not apply any European carve-outs from IFRS. AB InBev has not applied early any new IFRS requirements that are not yet effective in 2012.

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

A number of other new standards, amendment to standards and new interpretations became mandatory for the first time for the financial year beginning 1 January 2012, and have not been listed in these consolidated financial statements because of either their non-applicability to or their immateriality to AB InBev’s consolidated financial statements.

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

TRANSLATION OF THE RESULTS AND FINANCIAL POSITION OF FOREIGN OPERATIONS

Assets and liabilities of foreign operations are translated to US dollar at foreign exchange rates prevailing at the balance sheet date. Income statements of foreign operations, excluding foreign entities in hyperinflationary economies, are translated to US dollar at exchange rates for the year approximating the foreign exchange rates prevailing at the dates of the transactions. The components of shareholders’ equity are translated at historical rates. Exchange differences arising from the translation of shareholders’ equity to US dollar at year-end exchange rates are taken to other comprehensive income (translation reserves).

In hyperinflationary economies, re-measurement of the local currency denominated non-monetary assets, liabilities, income statement accounts as well as equity accounts is made by applying a general price index. These re-measured accounts are used for conversion into US dollar at the closing exchange rate. AB InBev did not operate in hyperinflationary economies in 2011 and 2012.

EXCHANGE RATES

The most important exchange rates that have been used in preparing the financial statements are:

	Closing rate			Average rate
1 US dollar equals:	2012	2011	2010	2012	2011	2010
Argentinean peso	4.917311	4.303188	3.975791	4.544242	4.124808	3.945504
Brazilian real	2.043500	1.875798	1.666201	1.947644	1.660243	1.767915
Canadian dollar	0.995679	1.021330	0.997006	1.000770	0.981580	1.033045
Chinese yuan	6.230640	6.305587	6.602304	6.312949	6.467171	6.757342
Euro	0.757920	0.772857	0.748391	0.775893	0.709397	0.756302
Pound sterling	0.618538	0.645567	0.644177	0.629801	0.621823	0.647243
Russian ruble	30.372685	32.195667	30.184359	31.116623	28.953797	30.144764
Ukrainian hryvnia	7.992997	7.989837	7.912866	7.991152	7.955556	7.849527

(G)	INTANGIBLE ASSETS

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

Property, plant and equipment is measured at cost less accumulated depreciation and impairment losses (refer accounting policy P). Cost includes the purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management (e.g. nonrefundable tax and transport cost). The cost of a self-constructed asset is determined using the same principles as for an acquired asset. The depreciation methods, residual value, as well as the useful lives are reassessed and adjusted if appropriate, annually.

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

The estimated useful lives are defined in terms of the asset’s expected utility to the company and can vary from one geographical area to another. On average the estimated useful lives are as follows:

Industrial buildings - other real estate properties	20 -33 years

Production plant and equipment:
Production equipment	10 -15 years
Storage, packaging and handling equipment	5 - 7 years

Returnable packaging:
Kegs	2 - 10 years
Crates	2 - 10 years
Bottles	2 - 5 years

Point of sale furniture and equipment	5 years

Vehicles	5 years

Information processing equipment	3 - 5 years

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

In general, investments in debt securities with maturities of more than three months when acquired and remaining maturities of less than one year are classified as short-term investments. Investments with maturities beyond one year may be classified as short-term based on their highly liquid nature and because such marketable securities represent the investment of cash that is available for current operations.

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

Inventories are written down on a case-by-case basis if the anticipated net realizable value declines below the carrying amount of the inventories. The calculation of the net realizable value takes into consideration specific characteristics of each inventory category, such as expiration date, remaining shelf life, slow-moving indicators, amongst others.

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

The carrying amounts of financial assets, property, plant and equipment, goodwill and intangible assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated. In addition, goodwill, intangible assets that are not yet available for use and intangibles with an indefinite useful life are tested for impairment annually at the business unit level (that is one level below a reporting segment). An impairment loss is recognized whenever the carrying amount of an asset or the related cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement.

CALCULATION OF RECOVERABLE AMOUNT

The recoverable amount of the company’s investments in unquoted debt securities is calculated as the present value of expected future cash flows, discounted at the debt securities’ original effective interest rate. For equity investments classified as available for sale and quoted debt securities the recoverable amount is their fair value.

The recoverable amount of other assets is determined as the higher of their fair value less costs to sell and value in use. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. The recoverable amount of the cash generating units to which the goodwill and the intangible assets with indefinite useful life belong is based on discounted future cash flows using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit on a pro rata basis.

REVERSAL OF IMPAIRMENT LOSSES

Non-financial assets other than goodwill and equity investments classified as held for sale that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

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

CASH FLOW HEDGE ACCOUNTING

When a derivative financial instrument hedges the variability in cash flows of a recognized asset or liability, the foreign currency risk of a firm commitment or a highly probable forecasted transaction, the effective part of any resulting gain or loss on the derivative financial instrument is recognized directly in other comprehensive income (hedging reserves). When the firm commitment in foreign currency or the forecasted transaction results in the recognition of a non-financial asset or a non-financial liability, the cumulative gain or loss is removed from other comprehensive income and included in the initial measurement of the asset or liability. When the hedge relates to financial assets or liabilities, the cumulative gain or loss on the hedging instrument is reclassified from other comprehensive income into the income statement in the same period during which the hedged risk affects the income statement (e.g. when the variable interest expense is recognized). The ineffective part of any gain or loss is recognized immediately in the income statement.

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

(DD) RECENTLY ISSUED IFRS

To the extent that new IFRS requirements are expected to be applicable in the future, they have been summarized hereafter. For the year ended 31 December 2012, they have not been applied in preparing these consolidated financial statements.

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

Similar to the 2012 effective version of IAS 19, IAS 19 (Revised 2011) does not specify where in profit of loss an entity should present the net interest component. As a consequence, the company has determined that, once IAS 19 (Revised 2011) becomes mandatory, the net interest component will be presented as part of the company’s net finance cost. This change in presentation is in line with IAS 1, which permits entities to provide disaggregated information in the performance statements.

Had IAS 19 (Revised 2011) been already applied in 2012, the total pre-tax pension expense would have been 146m US dollar higher. The impact is mainly caused by the change in the calculation of returns on assets aforementioned. On the same basis, had the company presented the net interest component separately as part of its net finance cost as at 31 December 2012, profit from operations would have been 14m US dollar higher and net finance costs would have been 160m US dollar higher.

IAS 19 (Revised 2011) would cause no material impact on net defined benefit obligation at 31 December 2012.

The revised standard will be effective for annual periods beginning on or after 1 January 2013, with retrospective application required. Hence the reported numbers for 2012 will be restated accordingly for comparison purposes.

IAS 27 Separated Financial Statements (Revised 2011), which has been amended for the issuance of IFRS 10 but retains the current guidance on separate financial statements.

IAS 28 Investments in Associates (Revised 2011), which has been amended for conforming changes on the basis of the issuance of IFRS 10 and IFRS 11.

IFRS 9 becomes mandatory for AB InBev’s 2015 consolidated financial statements. The other standards become mandatory for AB InBev’s 2013 consolidated financial statements. The impacts of IAS 19 Revised Employee Benefits on its consolidated financial statements are described above. For the other standards aforementioned, it is anticipated that their application will not have a material impact on AB InBev’s consolidated financial statements in the period of initial application.

OTHER STANDARDS, INTERPRETATIONS AND AMENDMENTS TO STANDARDS

A number of other amendments to standards are effective for annual periods beginning after 1 January 2012, and have not been listed above because of either their non-applicability to or their immateriality to AB InBev’s consolidated financial statements.

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

The company uses its judgment to select a variety of methods including the discounted cash flow method and option valuation models and makes assumptions about the fair value of financial instruments that are mainly based on market conditions existing at each balance sheet date.

Actuarial assumptions are established to anticipate future events and are used in calculating pension and other long-term employee benefit expense and liability. These factors include assumptions with respect to interest rates, expected investment returns on plan assets, rates of increase in health care costs, rates of future compensation increases, turnover rates, and life expectancy.

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

All figures in the table below are stated in million US dollar, except volume (million hls) and full time equivalents (FTE in units).

	North America			Latin America North			Latin America South			Western Europe
	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010
Volume	125	125	129	126	120	120	34	34	34	30	31	32

Revenue	16 028	15 304	15 296	11 455	11 524	10 018	3 023	2 704	2 182	3 625	3 945	3 937

Cost of sales	(6 637)	(6 726)	(6 946)	(3 650)	(3 738)	(3 410)	(1 114)	(1 040)	(842)	(1 550)	(1 652)	(1 883)
Distribution expenses	(1 317)	(807)	(774)	(1 311)	(1 332)	(1 128)	(263)	(227)	(180)	(364)	(409)	(393)
Sales and marketing expenses	(1 798)	(1 640)	(1 565)	(1 245)	(1 263)	(1 238)	(296)	(272)	(228)	(649)	(760)	(716)
Administrative expenses	(458)	(475)	(526)	(600)	(535)	(518)	(93)	(85)	(75)	(267)	(305)	(291)
Other operating income/(expenses)	64	54	61	426	462	359	4	1	(8)	24	37	83
Normalized profit from operations (EBIT)	5 881	5 710	5 546	5 074	5 118	4 083	1 261	1 081	849	819	856	737

Exceptional items (refer Note 8)	47	(188)	(237)	(26)	21	(34)	—	(6)	(8)	(2)	(123)	(54)
Profit from operations (EBIT)	5 928	5 521	5 309	5 049	5 139	4 049	1 261	1 076	841	817	733	683

Net finance cost	(437)	(591)	(503)	(362)	(168)	(98)	(56)	(60)	(55)	(357)	(360)	(291)
Share of result of associates	623	622	520	—	—	—	—	—	—	1	1	1
Profit before tax	6 114	5 552	5 326	4 687	4 971	3 951	1 205	1 016	786	461	374	393

Income tax expense	(1 386)	(1 637)	(1 454)	(491)	(765)	(637)	(340)	(289)	(230)	(138)	(84)	(98)

Profit	4 729	3 915	3 872	4 195	4 206	3 314	866	727	556	322	290	295

Normalized EBITDA	6 706	6 573	6 444	5 801	5 814	4 780	1 432	1 254	1 009	1 155	1 225	1 099
Exceptional items (including impairment)	47	(188)	(237)	(26)	21	(34)	—	(6)	(8)	(2)	(123)	(54)
Depreciation, amortization and impairment	(824)	(864)	(898)	(726)	(696)	(697)	(170)	(172)	(160)	(336)	(369)	(362)
Net finance cost	(437)	(591)	(503)	(362)	(168)	(98)	(56)	(60)	(55)	(357)	(360)	(291)
Share of results of associates	623	622	520	—	—	—	—	—	—	1	1	1
Income tax expense	(1 386)	(1 637)	(1 454)	(491)	(765)	(637)	(340)	(289)	(230)	(138)	(84)	(98)

Profit	4 729	3 915	3 872	4 195	4 206	3 313	866	727	556	322	290	295

Normalized EBITDA margin in %	41.8%	42.9%	42.1%	50.6%	50.5%	47.7%	47.4%	46.4%	46.2%	31.9%	31.1%	27.9%

Segment assets	72 845	71 233	72 412	18 426	17 133	17 767	4 176	3 969	3 564	5 939	5 676	5 436
Intersegment elimination
Non-segmented assets

Total assets

Segment liabilities	8 292	6 762	5 737	7 383	6 004	4 619	1 627	1 232	685	3 751	3 009	2 593
Intersegment elimination
Non-segmented liabilities

Total liabilities

Gross capex	449	384	282	1 225	1 703	1 046	287	239	179	295	300	322
Additions to/(reversals of) provisions	13	81	167	134	82	28	2	1	2	3	116	62
FTE	17 137	17 924	18 264	37 789	33 076	32 098	8 787	8 641	8 040	8 066	7 832	7 989

	Central and Eastern Europe			Asia Pacific			Global Export and Holding Companies			Consolidated
	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010
Volume	23	26	27	58	56	50	7	7	7	403	399	399

Revenue	1 668	1 755	1 619	2 690	2 317	1 767	1 270	1 496	1 479	39 758	39 046	36 297

Cost of sales	(914)	(984)	(857)	(1 565)	(1 319)	(1 008)	(1 018)	(1 174)	(1 206)	(16 447)	(16 634)	(16 151)
Distribution expenses	(184)	(224)	(191)	(235)	(193)	(140)	(111)	(120)	(106)	(3 785)	(3 313)	(2 913)
Sales and marketing expenses	(400)	(420)	(353)	(670)	(588)	(439)	(200)	(200)	(174)	(5 258)	(5 143)	(4 712)
Administrative expenses	(113)	(108)	(109)	(274)	(221)	(148)	(382)	(314)	(292)	(2 187)	(2 043)	(1 960)
Other operating income/(expenses)	5	2	7	121	90	47	40	48	54	684	694	604
Normalized profit from operations (EBIT)	62	21	117	67	86	79	(400)	(264)	(245)	12 765	12 607	11 165

Exceptional items (refer Note 8)	(5)	—	2	2	(9)	9	(47)	27	54	(32)	(278)	(268)
Profit from operations (EBIT)	57	21	118	69	77	88	(447)	(238)	(191)	12 733	12 329	10 897

Net finance cost	(117)	(88)	(41)	—	12	8	(877)	(1 882)	(2 756)	(2 206)	(3 137)	(3 736)
Share of result of associates	—	—	—	—	—	—		—	—	624	623	521
Profit before tax	(60)	(67)	77	69	89	96	(1 324)	(2 120)	(2 947)	11 151	9 815	7 682

Income tax expense	(13)	13	(21)	(53)	(42)	(22)	704	948	542	(1 717)	(1 856)	(1 920)

Profit	(73)	(54)	56	16	47	74	(621)	(1 172)	(2 405)	9 434	7 959	5 762

Normalized EBITDA	257	225	323	396	356	292	(234)	(90)	(77)	15 511	15 357	13 869
Exceptional items (including impairment)	(5)	—	2	2	(9)	9	(47)	27	54	(32)	(278)	(268)
Depreciation, amortization and impairment	(195)	(204)	(206)	(329)	(270)	(213)	(166)	(175)	(168)	(2 747)	(2 750)	(2 704)
Net finance cost	(117)	(88)	(41)	—	12	8	(877)	(1 882)	(2 756)	(2 206)	(3 137)	(3 736)
Share of results of associates	—	—	—	—	—	—	—	—	—	624	623	521
Income tax expense	(13)	13	(21)	(53)	(42)	(22)	704	948	542	(1 717)	(1 856)	(1 920)

Profit	(73)	(54)	56	16	47	74	(621)	(1 172)	(2 405)	9 434	7 959	5 762

Normalized EBITDA margin in %	15.4%	12.8%	20.0%	14.7%	15.4%	16.5%	—	—	—	39.0%	39.3%	38.2%

Segment assets	2 153	2 179	2 387	5 028	4 577	3 749	3 865	4 475	3 608	112 432	109 242	108 923
Intersegment elimination										(5 557)	(3 978)	(1 638)
Non-segmented assets										15 746	7 163	7 057

Total assets										122 621	112 427	114 342

Segment liabilities	578	526	609	2 467	1 921	1 403	2 254	3 923	3 712	26 353	23 377	19 358
Intersegment elimination										(5 557)	(3 978)	(1 638)
Non-segmented liabilities										101 825	93 028	96 622

Total liabilities										122 621	112 427	114 342

Gross capex	127	161	112	786	607	316	143	279	87	3 313	3 673	2 344
Additions to/(reversals of) provisions	1	—	(2)	(2)	11	(4)	(208)	(8)	114	(57)	283	367
FTE	9 510	10 551	10 249	34 455	36 046	35 475	1 888	2 208	2 198	117 632	116 278	114 313

Net revenue from the beer business amounted to 35 914m US dollar (2011: 34 747m US dollar; 2010: 32 616m US dollar) while the net revenue from the non-beer business (soft drinks and other business) accounted for 3 844m US dollar (2011: 4 299m US dollar; 2010: 3 681m US dollar).

Net revenue from external customers attributable to AB InBev’s country of domicile (Belgium) and non-current assets located in the country of domicile represented 873m US dollar (2011: 966m US dollar; 2010: 886m US dollar) and 1 160m US dollar (2011:1 188m US dollar; 2010: 1 405m US dollar), respectively.

6.	ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES

The table below summarizes the impact of acquisitions on the Statement of financial position of AB InBev for 31 December 2012 and 2011:

Million US dollar	2012 Acquisitions	2011 Acquisitions	2012 Disposals	2011 Disposals
Non-current assets
Property, plant and equipment	382	123	(11)	—
Intangible assets	540	242	—	—
Deferred tax assets	—	7	—	—
Trade and other receivables	312	—	—	—

Current assets
Inventories	39	18	(4)	—
Income tax receivable	5	—	—	—
Trade and other receivables	48	6	—	—
Cash and cash equivalents	29	46	(6)	—
Assets held for sale	2	—	—	—

Non-current liabilities
Interest-bearing loans and borrowings	(229)	—	—	—
Trade and other payables	(10)	(35)	—	—
Employee benefits	(11)	—	—	—
Provisions	(21)	—	—	—
Deferred tax liabilities	(145)	(15)	—	—

Current liabilities
Interest-bearing loans and borrowings	(45)	—	—	—
Income tax payable	—	(2)	—	—
Trade and other payables	(59)	(29)	4	—

Net identifiable assets and liabilities	837	361	(17)	—

Goodwill on acquisitions	1 113	158	—	—
Loss/(gain) on disposal	—	—	(22)	—
Decrease/(increase) on non-controlling interests on shareholdings increases	(334)	—	—	—
Consideration to be paid	(2)	(1)	—	—
Net cash paid on prior years acquisitions	14	7	—	—
Non-cash consideration	(154)	—	—	—
Collection of receivables from prior years disposals	—	—	—	(454)

Consideration paid/(received), satisfied in cash	1 474	525	(39)	(454)

Cash (acquired)/ disposed of	(29)	(46)	6	—

Net cash outflow/(inflow)	1 445	479	(33)	(454)

2012 ACQUISITIONS

ACQUISITION OF CERVECERIA NACIONAL DOMINICANA

On 11 May 2012, AB InBev announced that Ambev and E. León Jimenes S.A. (“ELJ”), which owned 83.5% of Cervecería Nacional Dominicana S.A. (“CND”), entered into a transaction to form a strategic alliance to create the leading beverage company in the Caribbean through the combination of their businesses in the region. Ambev’s initial indirect interest in CND was acquired through a cash payment of 1 025m US dollar and the contribution of Ambev Dominicana. Separately, Ambev Brazil acquired an additional stake in CND of 9.3%, which was owned by Heineken N.V., for 237m US dollar at the closing date. During the second half of 2012, as part of the same transaction, Ambev acquired an additional 0.99% stake from other minority holders, through a cash payment of 36m US dollar. As at 31 December 2012 Ambev owns a total indirect interest of 52.0% in CND.

The company is in the process of finalizing the allocation of the purchase price to the individual assets acquired and liabilities assumed in compliance with IFRS 3. The provisional allocation of the purchase price included in the Statement of financial position as at 31 December is based on the current best estimates of AB InBev’s management with input from independent third parties. The completion of the purchase price allocation may result in further adjustment to the carrying value of CND’s recorded assets and liabilities and the determination of any residual amount that will be allocated to goodwill. The non-controlling interest of

Dominican Republic was measured based on the proportional share of the identifiable net assets. The transaction resulted in the provisional recognition of goodwill for an amount of 1 092m US dollar as at 31 December 2012. The factors that contributed to the recognition of goodwill include the acquisition of an assembled workforce and expected synergies. Part of the goodwill will be deductible for tax purposes. Acquisition related costs amount to 8m US dollar and are included in the income statement – see Note 8 Exceptional items.

As of the completion date of the acquisition, CND contributed 369m US dollar to the revenue and 67m US dollar to the profit of AB InBev. If the acquisition date had been 1 January 2012 it is estimated that AB InBev’s revenue and profit would have been higher by 145m US dollar and 24m US dollar, respectively.

As part of the shareholders agreement between Ambev and ELJ, a put and call option is in place, which may result in Ambev acquiring additional Class B shares of CND. The put option granted to ELJ is exercisable as of the first year following the transaction and the call option is exercisable as of 1 January 2019. The valuation of these options is based on the EBITDA of the consolidated operations in Dominican Republic. As of 31 December 2012 the put option was valued at 1 040m US dollar and was recognized as a financial liability against equity. No value was allocated to the call option.

OTHER ACQUISITIONS

In the US, the company acquired Western Beverage LLC in Eugene, Oregon in January and K&L Distributors, Inc. in Renton, Washington in July, both major wholesalers in those territories. Furthermore, Ambev acquired all the shares issued by the company Lachaise Aromas e Participações Ltda., whose main corporate purpose is the production of flavorings, a necessary component in the production of concentrates and the company Lambert & Cia Ltda, which is a distribution center located in the southern region of Brazil. The acquired businesses had an immaterial impact on profit in 2012. The company is in the process of finalizing the allocation of the purchase price to the individual assets acquired and liabilities assumed in compliance with IFRS 3.

During 2012, AB InBev paid 14m US dollar to former Anheuser-Busch shareholders (7m US dollar in 2011). By 31 December 2012, 11m US dollar consideration remains payable to former Anheuser-Busch shareholders whom did not yet claim the proceeds. This payable is recognized as a deferred consideration on acquisitions.

2011 ACQUISITIONS

On 28 February 2011, the company closed a transaction with Dalian Daxue Group Co. Ltd and Kirin (China) Investment Co. Ltd to acquire a 100% equity interest in Liaoning Dalian Daxue Brewery Co. Ltd., which is among the top three breweries in Liaoning province. Daxue brews, markets and distributes major beer brands including “Daxue”, “Xiao Bang” and “Da Bang” which are popular beer brands in the south of Liaoning province.

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

These acquired businesses had an immaterial impact on profit in 2011.

2012 DISPOSALS

On 1 July 2012, AB InBev sold its investment in the company Eagle Brands Wedco in Miami, Florida, US for a total gross consideration of 39m US dollar. As a result of the sale, AB InBev recorded an exceptional gain of 22m US dollar – see Note 8 Exceptional items.

2011 DISPOSALS

No disposals occurred during 2011.

Upon completion of the sale of the Central European operations to CVC Capital Partners on 2 December 2009, the company received an unsecured deferred payment obligation with a six-year maturity. This deferred consideration with a notional amount of 300m euro had been reported for a fair value amount of 363m US dollar at year-end 2010. In July 2011, AB InBev sold the deferred consideration, including accrued interest, to a third party for a gross proceed of 454m US dollar and recognized an exceptional gain of 45m US dollar – see Note 8 Exceptional items.

7.	OTHER OPERATING INCOME/(EXPENSES)

Million US dollar	2012	2011	2010
Government grants	469	418	243
License income	111	98	96
Net (additions to)/reversals of provisions	(15)	23	(4)
Net gain on disposal of property, plant and equipment, intangible assets and assets held for sale	38	45	119
Net rental and other operating income	81	110	150

	684	694	604

Research expenses as incurred	182	175	184

The government grants relate primarily to fiscal incentives given by certain Brazilian states and Chinese provinces, based on the company’s operations and developments in those regions.

In 2012, the company expensed 182m US dollar in research, compared to 175m US dollar in 2011 and 184m US dollar in 2010. Part of this was expensed in the area of market research, but the majority is related to innovation in the areas of process optimization especially as it pertains to capacity, new product developments and packaging initiatives.

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

The exceptional items included in the income statement are as follows:

Million US dollar	2012	2011	2010
Restructuring (including impairment losses)	(36)	(351)	(252)
Business and asset disposal (including impairment losses)	58	78	(16)
Acquisition costs business combinations	(54)	(5)	—

Impact on profit from operations	(32)	(278)	(268)

The exceptional restructuring charges for 2012 total (36)m US dollars. These charges primarily relate to organizational alignments in North America and Europe and to the integration of Cervecería Nacional Dominicana S.A. in order to eliminate overlap or duplicated processes. These one-time expenses, as a result of the series of decisions, provide the company with a lower cost base in addition to a stronger focus on AB InBev’s core activities, quicker decision-making and improvements to efficiency, service and quality.

The 2012 business and asset disposals (including impairment losses) resulted in a net gain of 58m US dollars mainly attributable to the sale of non-core assets in the United States, with a net gain of 51m US dollars and a 7m US dollar reversal of provisions for contractual exposures related to divestitures of previous years.

Acquisition costs of business combinations amount to (54)m US dollars for the year ended 31 December 2012 relating to cost incurred for the combination with Grupo Modelo announced on 29 June 2012 and the acquisition of Cervecería Nacional Dominicana S.A. on 11 May 2012 - see also Note 6 Acquisitions and disposals of subsidiaries.

The 2011 exceptional restructuring charges (including impairment losses) total (351)m US dollars. These charges primarily relate to organizational alignments and outsourcing activities in Western Europe, North America, China and Latin America South.

The 2011 business and asset disposals (including impairment losses) resulted in a net gain of 78m US dollar. 45m US dollars represent the net effect of the collection in July 2011 of the deferred consideration related to the disposal of the Central European operations in 2009 - see also Note 6 Acquisitions and disposals of subsidiaries. Furthermore, a net gain of 21m US dollars was realized on the sale of non-core assets in Brazil and a reversal of an exceptional impairment loss on current assets was recognized for an amount of 11m US dollars.

The 2011 acquisition costs of business combinations amount to (5)m US dollars for 2011 - see also Note 6 Acquisitions and disposals of subsidiaries.

The company also incurred exceptional net finance costs of (18)m US dollars for the year ended 31 December 2012 versus (540)m US dollar for the year ended 31 December 2011 and (925)m US dollar for the year ended 31 December 2010 – see also Note 11 Finance cost and income.

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

All the above amounts are before income taxes. The 2012, 2011 and 2010 exceptional items as at 31 December increased income taxes by 1m US dollar, decreased income taxes by 214m US dollar and 153m US dollar, respectively.

Non-controlling interest on the exceptional items amounts to 11m US dollar in 2012 versus 10m US dollar in 2011 and 26m US dollar in 2010.

9.	PAYROLL AND RELATED BENEFITS

Million US dollar	2012	2011	2010
Wages and salaries	(3 199)	(3 147)	(2 912)
Social security contributions	(607)	(574)	(512)
Other personnel cost	(680)	(623)	(741)
Pension expense for defined benefit plans	(86)	(231)	(217)
Share-based payment expense	(201)	(204)	(156)
Contributions to defined contribution plans	(41)	(39)	(44)

	(4 814)	(4 818)	(4 582)

Number of full time equivalents (FTE)	117 632	116 278	114 313

The number of full time equivalents can be split as follows:

	2012	2011	2010
AB InBev NV (parent company)	319	316	272
Other subsidiaries	115 343	113 970	112 020
Proportionally consolidated entities	1 970	1 992	2 021

	117 632	116 278	114 313

Note 5 Segment reporting contains the split of the FTE by geographical segment.

10.	ADDITIONAL INFORMATION ON OPERATING EXPENSES BY NATURE

Depreciation, amortization and impairment charges are included in the following line items of the 2012 income statement:

Million US dollar	Depreciation and impairment of property, plant and equipment	Amortization and impairment of intangible assets	Impairment of goodwill
Cost of sales	2 005	5	—
Distribution expenses	105	1	—
Sales and marketing expenses	220	173	—
Administrative expenses	133	105	—
Other operating expenses	—	—	—
Exceptional items	—	—	—

	2 463	284

Depreciation, amortization and impairment charges were included in the following line items of the 2011 income statement:

Million US dollar	Depreciation and impairment of property, plant and equipment	Amortization and impairment of intangible assets	Impairment of goodwill
Cost of sales	1 982	5	—
Distribution expenses	111	1	—
Sales and marketing expenses	244	156	—
Administrative expenses	119	127	—
Other operating expenses	5	—	—
Exceptional items	33	—	—

	2 494	289	—

Depreciation, amortization and impairment charges were included in the following line items of the 2010 income statement:

Million US dollar	Depreciation and impairment of property, plant and equipment	Amortization and impairment of intangible assets	Impairment of goodwill
Cost of sales	1 943	11	—
Distribution expenses	126	1	—
Sales and marketing expenses	261	76	—
Administrative expenses	122	160	—
Other operating expenses	3	2	—
Exceptional items	83	—	—

	2 538	250	—

The depreciation, amortization and impairment of property, plant and equipment included a full-cost reallocation of 3m US dollar in 2011 and (1)m US dollar in 2010 from the aggregate depreciation, amortization and impairment expense to cost of goods sold. In 2012 this reallocation was immaterial.

11.	FINANCE COST AND INCOME

RECOGNIZED IN PROFIT OR LOSS

FINANCE COSTS

Million US dollar	2012	2011	2010
Interest expense	(2 065)	(2 767)	(3 065)
Capitalization of borrowing costs	57	110	35
Accretion expense	(270)	(209)	(159)
Net foreign exchange losses (net of the effect of foreign exchange derivative instruments)	(103)	(26)	—
Tax on financial transactions	(59)	(35)	(30)
Other financial costs, including bank fees	(92)	(108)	(117)

	(2 532)	(3 035)	(3 336)

Exceptional finance costs	(18)	(540)	(925)

	(2 550)	(3 575)	(4 261)

2012 finance costs, excluding exceptional items, decreased by 503m US dollar from prior year mainly driven by lower interest charges. This decrease was partially offset by higher accretion expenses, net foreign exchange losses and taxes on financial transactions. 2011 finance costs, excluding exceptional items, decreased by 301m US dollar also driven by lower interest charges and an increase of capitalization borrowing costs, partially offset by higher accretion expenses and net losses on foreign exchange.

2012 interest expense decreased by 702m US dollar compared to 2011. The decrease is due to lower debt positions and lower coupon resulting from the debt refinancing and repayments which occurred in 2011. 2011 interest expense decreased by 298m US dollar compared to 2010, as a result of lower debt positions, the refinancing and repayments of the 2008 and 2010 senior facilities, as well as the early redemption in 2011 of certain outstanding notes.

Borrowing costs capitalized relate to the capitalization of interest expenses directly attributable to the acquisition and construction of qualifying assets mainly in Brazil. Interests are capitalized at a borrowing rate ranging between 6% and 12.5%.

In 2011 AB InBev incurred 540m US dollar (925m US dollar in 2010) exceptional finance costs as a result of the repayments and refinancing of the senior facilities, generating negative mark-to-market adjustments resulting in hedging losses of 235m US dollar (733m US dollar in 2010) on interest rate swaps that became ineffective and incremental accretion expenses of 12m US dollar (192m US dollar in 2010). Additionally, AB InBev incurred finance costs of 245m US dollar as a result of the early redemption of a 1.25 billion US dollar note maturing in January 2014 and bearing interest at a rate of 7.20%; and of 500m US dollar securities by Ambev, maturing in September 2013 and bearing interest at a rate of 8.75% (“Bond 13”). AB InBev also incurred incremental accretion expenses of 48m US dollar related to the early redemption of certain Anheuser-Busch notes. These amounts have been recorded as exceptional finance costs.

In light of the announced acquisition of the remaining stake in Grupo Modelo, AB InBev recognized an exceptional expense of 18m US dollar in 2012 related to commitment fees for the 2012 Facilities agreement. Such commitment fees accrue and are payable periodically on the aggregate undrawn but available funds under these facilities. See also note 23 Interest-bearing loans and borrowings.

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

Interest expense recognized on unhedged and hedged financial liabilities and the net interest expense from the related hedging derivative instruments can be summarized per type of hedging relationship as follows:

Million US dollar	2012	2011	2010
Financial liabilities measured at amortized cost – not hedged	(1 972)	(2 153)	(1 992)
Fair value hedges – hedged items	(97)	(204)	(236)
Fair value hedges – hedging instruments	43	(62)	(26)
Cash flow hedges – hedged items	(6)	(102)	(215)
Cash flow hedges – hedging instruments (reclassified from equity)	(47)	(182)	(501)
Net investment hedges - hedging instruments (interest component)	55	(82)	(77)
Economic hedges - hedged items not part of a hedge accounting relationship	(27)	(29)	(25)
Economic hedges - hedging instruments not part of a hedge accounting relationship	(14)	47	7

	(2 065)	(2 767)	(3 065)

The financial liabilities per type of hedging relationship are mainly comprised of the following:

•	Financial liabilities measured at amortized cost – not hedged, relate mainly to bonds, unsecured bank loans and commercial papers;

•	Fair value hedges, relate mainly to bonds hedged for the foreign currency and the interest rate fair value risk;

•

Cash flow hedges, relate mainly to the 2010 senior facilities floating-rate loans, issued bonds hedged for the foreign currency and the interest rate risk and future bond issuances hedged for the interest rate risk;

•

Net investment hedges contracted to hedge the net assets of the company’s foreign operations from the foreign currency risk. Derivatives and non-derivatives are used to hedge foreign operations with functional currencies mainly denominated in Argentinean peso, Brazilian real, Bolivian boliviano, euro, Canadian dollar, Chilean peso, Dominican peso, pound sterling, Russian ruble, and US dollar.

•	Economic hedges, for which no hedge accounting was applied, relates mainly to the Swiss franc fixed-rate bond that was hedged for the foreign currency and the interest rate risk.

For further information on instruments hedging AB InBev’s interest rate risk see the section B of the Note 28 Risks arising from financial instruments.

FINANCE INCOME

Million US dollar	2012	2011	2010[1]
Interest income	206	324	316
Net gains on hedging instruments that are not part of a hedge accounting relationship	108	58	113
Net gains from hedge ineffectiveness	13	16	21
Other financial income	17	40	40

	344	438	35

			525

In 2012, AB InBev incurred 108m US dollar (58m US dollar in 2011) of net gains on hedging instruments that are not part of a hedge accounting relationship arising mainly from positive results on derivative contracts entered into to hedge risks associated with different share based payment programs, partially offset by costs of currency hedges.

In 2010, net foreign exchange gains of 113m US dollar are mainly comprised of euro/US dollar currency fluctuations on intra-group transactions.

No interest income was recognized on impaired financial assets.

The interest income stems from the following financial assets:

Million US dollar	2012	2011	2010
Cash and cash equivalents	132	167	165
Investment debt securities held for trading	41	95	118
Loans to customers	3	7	6
Other loans and receivables	30	55	27

	206	324	316

The interest income on other loans and receivables includes the interest accrued on cash deposits given as guarantees for certain legal proceedings pending resolution.

NET FOREIGN EXCHANGE RESULTS

Foreign exchange results recognized on unhedged and hedged exposures and from the related hedging derivative instruments can be summarized per type of hedging relationship as follows:

Million US dollar	2012	2011	2010[1]
Fair value hedges - hedged items	4	(72)	40
Fair value hedges - hedging instruments	(4)	75	(40)
Cash flow hedges - hedged items	(31)	(32)	—
Cash flow hedges - hedging instruments (reclassified from equity)	40	33	(2)
Economic hedges - hedged items not part of a hedge accounting relationship	(86)	(9)	(102)
Economic hedges - hedging instruments not part of a hedge accounting relationship	37	39	111
Other results - not hedged	(63)	(60)	106

	(103)	(26)	113

For further information on instruments hedging AB InBev’s foreign exchange risk see Note 28 Risks arising from financial instruments.

[1]	Reclassified to conform to the 2011 presentation.

12.	INCOME TAXES

Income taxes recognized in the income statement can be detailed as follows:

Million US dollar	2012	2011	2010
Current tax expense
Current year	(2 126)	(2 188)	(2 272)
(Underprovided)/overprovided in prior years	242	115	23

	(1 884)	(2 073)	(2 249)

Deferred tax (expense)/income
Origination and reversal of temporary differences	231	166	419
(Utilization)/recognition of deferred tax assets on tax losses	(64)	10	(106)
Recognition of previously unrecognized tax losses	—	41	16

	167	217	329

Total income tax expense in the income statement	(1 717)	(1 856)	(1 920)

The reconciliation of the effective tax rate with the aggregated weighted nominal tax rate can be summarized as follows:

Million US dollar	2012	2011	2010
Profit before tax	11 151	9 815	7 682
Deduct share of result of associates	624	623	521

Profit before tax and before share of result of associates	10 527	9 192	7 161

Adjustments on taxable basis
Expenses not deductible for tax purposes	241	342	234
Taxable intercompany dividends	394	303	8
Non-taxable financial and other income	(717)	(611)	(736)

	10 445	9 226	6 667

Aggregated weighted nominal tax rate	32.8%	33.7%	34.7%

Tax at aggregated weighted nominal tax rate	(3 428)	(3 105)	(2 313)

Adjustments on tax expense
Utilization of tax losses not previously recognized	131	69	32
Recognition of deferred tax assets on previous years’ tax losses	—	41	16
Write-down of deferred tax assets on tax losses and current year losses for which no deferred tax asset is recognized	(129)	(101)	(73)
(Underprovided)/overprovided in prior years	242	115	23
Tax savings from tax credits and special tax status	1 274	1 241	667
Change in tax rate	(18)	75	(1)
Withholding taxes	(143)	(152)	(137)
Other tax adjustments	354	(39)	(134)

	(1 717)	(1 856)	(1 920)
Effective tax rate	16.3%	20.2%	26.8%

The total income tax expense amounts to 1 717m US dollar in 2012 compared to 1 856m US dollar in 2011 and 1 920m US dollar in 2010. The effective tax rate decreased from 20.2% to 16.3% from 2011 to 2012. The decrease in effective tax rate mainly results from a shift in profit mix to countries with lower marginal tax rates, incremental tax benefits, the non-taxable nature of gains from certain derivatives related to the hedging of share-based payment programs, as well as the favorable outcomes of tax claims and uncertain tax positions recognized in prior years amounting to 203m US dollar. The decrease in the effective tax rate in 2011 compared to 2010 mainly results from a shift in profit mix to countries with lower marginal tax rates, incremental tax benefits in Brazil, as well as favorable outcomes on tax claims.

Income taxes were directly recognized in other comprehensive income as follows:

Million US dollar	2012	2011	2010
Income tax (losses)/gains
Actuarial gains and losses on pensions	176	282	70
Cash flow hedges	(37)	33	(21)
Net investment hedges	68	(26)	(20)

13.	PROPERTY, PLANT AND EQUIPMENT

	2012					2011
Million US dollar	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total	Total
Acquisition cost
Balance at end of previous year	7 849	18 781	3 239	1 488	31 357	30 296
Effect of movements in foreign exchange	(91)	(264)	(38)	(57)	(450)	(1 263)
Acquisitions	16	445	110	2 461	3 032	3 216
Acquisitions through business combinations	204	158	19	3	384	123
Disposals	(109)	(702)	(217)	(15)	(1 043)	(857)
Disposals through the sale of subsidiaries	(11)	(6)	—	—	(17)	—
Transfer (to)/from other asset categories and other movements	315	1 576	215	(2 261)	(155)	(158)

Balance at end of the period	8 173	19 988	3 328	1 619	33 108	31 357

Depreciation and impairment losses
Balance at end of previous year	(2 433)	(10 463)	(2 435)	(4)	(15 335)	(14 403)
Effect of movements in foreign exchange	18	116	22	—	156	714
Disposals	60	642	204	—	906	778
Disposals through the sale of subsidiaries	1	3	—	—	4	—
Depreciation	(321)	(1 757)	(323)	—	(2 401)	(2 401)
Impairment losses	(1)	(58)	(1)	(2)	(62)	(91)
Transfer to/(from) other asset categories and other movements	60	7	15	3	85	68

Balance at end of the period	(2 616)	(11 510)	(2 518)	(3)	(16 647)	(15 335)

Carrying amount
at 31 December 2011	5 416	8 318	804	1 484	16 022	16 022
at 31 December 2012	5 557	8 478	810	1 616	16 461	—

The transfer (to)/from other asset categories and other movements mainly relates to transfers from assets under construction to their respective asset categories, to contributions of assets to pension plans and to the separate presentation in the balance sheet of property, plant and equipment held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations.

The carrying amount of property, plant and equipment subject to restrictions on title amounts to 104m US dollar as at 31 December 2012 (2011: 125m US dollar).

Contractual commitments to purchase property, plant and equipment amounted to 415m US dollar as at 31 December 2012 compared to 689m US dollar as at 31 December 2011. The decrease results from projects becoming operational in 2012, mainly in Brazil and China.

14.	GOODWILL

Million US dollar	2012	2011
Acquisition cost
Balance at end of previous year	51 309	52 505
Effect of movements in foreign exchange	(643)	(1 336)
Purchases of non-controlling interest	(6)	(18)
Acquisitions through business combinations	1 113	158

Balance at end of year	51 773	51 309

Impairment losses
Balance at end of previous year	(7)	(7)
Impairment losses	—	—

Balance at end of year	(7)	(7)

Carrying amount
at 31 December 2011	51 302	51 302
at 31 December 2012	51 766	—

Goodwill increased from 51 302m US dollar per end of December 2011 to 51 766m US dollar per end of December 2012.

2012 movements represent a (643)m US dollar effect of movements in foreign currency exchange rates (2011: (1 336)m US dollar), a subsequent fair value adjustment of (6)m US dollar related to a contingent consideration from the purchase of non-controlling interest in prior years (2011: (18)m US dollar) and goodwill recognition of 1 113m US dollar for acquisitions through business combinations that took place in 2012 (2011: 158m US dollar). The business combination that resulted in the recognition of goodwill in 2012 are the acquisition of Cervecería Nacional Dominicana S.A in Dominican Republic in May 2012, the acquisition of Western Beverage LLC and K&L Distributors Inc. in the United States and the acquisition of Lachaise Aromas e Participações Ltda and Lambert & Cia Ltda by Ambev in Brazil.

The business combinations that resulted in the recognition of goodwill in 2011 were the acquisition of Liaoning Dalian Daxue Brewery Co. Ltd in China on 28 February 2011, the acquisition of the brands, assets and business of Henan Weixue Beer Group Co. Ltd in China on 31 May 2011 and the acquisition of Fulton Street Brewery LLC (Goose Island) in the United States on 01 May 2011. - see also Note 6 Acquisitions and disposals of subsidiaries.

The carrying amount of goodwill was allocated to the different business unit levels as follows:

Million US dollar Business unit	2012	2011
USA	32 654	32 654
Brazil	8 743	9 505
Canada	2 078	2 026
China	1 925	1 901
Germany/Italy/Switzerland/Austria	1 469	1 440
Hispanic Latin America	1 345	1 400
Dominican Republic	1 089	—
Russia/Ukraine	1 057	1 010
Global Export/Spain	698	685
UK/Ireland	609	584
Belgium/Netherlands/France/Luxemburg	99	97

	51 766	51 302

AB InBev completed its annual impairment test for goodwill and concluded, based on the assumptions described below, that no impairment charge was warranted. The company cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the asset values reported. AB InBev believes that all of its estimates are reasonable: they are consistent with the internal reporting and reflect management’s best estimates. However, inherent uncertainties exist that management may not be able to control. During its valuation, the company ran sensitivity analysis for key assumptions including the weighted average cost of capital and the terminal growth rate, in particular for the valuations of the US and Brazil, countries that show the highest goodwill. While a change in the estimates used could have a material impact on the calculation of the fair values and trigger an impairment charge, the company, based on sensitivity analyses performed around the base case assumptions is not aware of any reasonably possible change in a key assumption used that would cause a business unit’s carrying amount to exceed its recoverable amount.

Goodwill impairment testing relies on a number of critical judgments, estimates and assumptions. Goodwill, which accounted for approximately 42% of AB InBev’s total assets as at 31 December 2012, is tested for impairment at the business unit level (that is one level below the reporting segments). The business unit level is the lowest level at which goodwill is monitored for internal management purposes. Whenever a business combination occurs, goodwill is allocated as from the acquisition date, to each of AB InBev’s business units that are expected to benefit from the synergies of the combination.

AB InBev impairment testing methodology is in accordance with IAS 36, in which a fair-value-less-cost-to-sell and value in use approaches are taken into consideration. This consists in applying a discounted free cash flow approach based on acquisition valuation models for its major business units and the business units showing a high invested capital to EBITDA multiple, and valuation multiples for its other business units.

The key judgments, estimates and assumptions used in the discounted free cash flow calculations are as follows:

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

•

Cash flows after the first ten-year period are extrapolated generally using expected annual long-term consumer price indices (CPI), based on external sources, in order to calculate the terminal value, considering sensitivities on this metric. For the two main cash generating units, the terminal growth rate applied ranged between 0.0% and 2.0% for the US and between 0.0% and 3.2% for Brazil;

•

Projections are made in the functional currency of the business unit and discounted at the unit’s weighted average cost of capital (WACC), considering sensitivities on this metric. The WACC ranged primarily between 5% and 14% in US dollar nominal terms for goodwill impairment testing conducted for 2012. For the two main cash generating units, the WACC applied in US dollar nominal terms ranged between 5% and 8% for the US and 6% and 10% for Brazil.

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

15.	INTANGIBLE ASSETS

	2012					2011
Million US dollar	Brands	Commercial intangibles	Software	Other	Total	Total
Acquisition cost
Balance at end of previous year	21 700	2 188	884	301	25 073	24 453
Effect of movements in foreign exchange	(22)	(8)	(7)	4	(33)	(106)
Acquisitions through business combinations	427	106	4	3	540	242
Acquisitions and expenditures	10	174	73	24	281	457
Disposals	—	(26)	(3)	(1)	(30)	(78)
Transfer (to)/from other asset categories	9	(13)	28	13	37	105

Balance at end of period	22 124	2 421	979	344	25 868	25 073

Amortization and impairment losses
Balance at end of previous year	—	(544)	(670)	(41)	(1 255)	(1 094)
Effect of movements in foreign exchange	—	4	5	(1)	8	50
Amortization	—	(170)	(107)	(7)	(284)	(289)
Disposals	—	25	3	1	29	77
Transfer to/(from) other asset categories	—	3	1	1	5	1

Balance at end of period	—	(682)	(768)	(47)	(1 497)	(1 255)

Carrying value
at 31 December 2011	21 700	1 644	214	260	23 818	23 818
at 31 December 2012	22 124	1 739	211	297	24 371	—

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

Intangible assets with indefinite useful lives are comprised primarily of brands and certain distribution rights that AB InBev purchases for its own products, and are tested for impairment during the fourth quarter of the year or whenever a triggering event has occurred. As of 31 December 2012, the carrying amount of the intangible assets amounted to 24 371m US dollar (2011: 23 818m US dollar; 2010: 23 359m US dollar) of which 22 984m US dollar was assigned an indefinite useful life (2011: 22 462m US dollar; 2010: 22 296m US dollar) and 1 387m US dollar a finite life (2011: 1 356m US dollar; 2010: 1 063m US dollar).

The carrying amount of intangible assets with indefinite useful lives was allocated to the different countries as follows:

Million US dollar Country	2012	2011
USA	21 340	21 248
Dominican Republic	425	—
Argentina	292	333
China	280	256
Paraguay	201	193
Bolivia	171	171
UK	108	104
Uruguay	52	50
Canada	40	39
Russia	27	25
Chile	26	24
Germany	19	19
Brazil	3	—

	22 984	22 462

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

16.	INVESTMENT IN ASSOCIATES

Million US dollar	2012	2011
Balance at end of previous year	6 696	7 295
Effect of movements in foreign exchange	485	(820)
Share of results of associates	624	623
Dividends	(719)	(403)
Capital increase	4	1

Balance at end of the period	7 090	6 696

AB InBev holds a 35.29% direct interest in Grupo Modelo, Mexico’s largest brewer, and a 23.25% direct interest in Diblo S.A. de C.V., Grupo Modelo’s operating subsidiary, providing AB InBev with, directly and indirectly, an approximate 50.34% interest in Modelo without however having voting or other control of either Grupo Modelo or Diblo. On a stand-alone basis (100%) under IFRS, aggregate amounts of Modelo’s assets and liabilities for 2012 represented 17 461m US dollar and 3 013m US dollar respectively, while the 2012 net revenue amounted to 7 516m US dollar and the profit to 1 228m US dollar.

On 30 April 2012, AB InBev received a dividend of 9.2 billion Mexican peso (715m US dollar) from its participation in Grupo Modelo.

17.	INVESTMENT SECURITIES

Million US dollar	2012	2011
Non-current investments
Investments in unquoted companies – available for sale	231	220
Debt securities held to maturity	25	24

	256	244

Current investments
Debt securities available for sale	91	103
Debt securities held for trading	6 736	—

	6 827	103

During 2012, AB InBev raised 7.5 billion US dollar in senior unsecured bonds and 2.25 billion in euro medium term notes to support the Modelo acquisition. The excess liquidity resulting from these bonds were mainly invested in debt securities held for trading and in short-term (less than one year) US Treasury Bills pending the closing of the Modelo acquisition. Such US Treasury Bills are of highly liquid nature. See also note 21 Cash and cash equivalents and note 23 Interest-bearing loans and borrowings.

As of 31 December 2012, current debt securities of 6 827m US dollar mainly represented investments in US Treasury Bills with a term of more than three months from the date on which they were acquired, as well as investments in Brazilian real denominated government debt securities. The company’s investments in such short-term debt securities are primarily to facilitate liquidity and for capital preservation.

AB InBev’s exposure to equity price risk is disclosed in Note 28 Risks arising from financial instruments. The equity securities available for sale consist mainly of investments in unquoted companies and are measured at cost as their fair value cannot be reliably determined.

18.	DEFERRED TAX ASSETS AND LIABILITIES

The amount of deferred tax assets and liabilities by type of temporary difference can be detailed as follows:

	2012
Million US dollar	Assets	Liabilities	Net
Property, plant and equipment	452	(2 538)	(2 086)
Intangible assets	179	(8 547)	(8 368)
Goodwill	51	(14)	37
Inventories	81	(87)	(6)
Investment in associates	4	(1 319)	(1 315)
Trade and other receivables	51	(3)	48
Interest-bearing loans and borrowings	150	(491)	(341)
Employee benefits	1 320	(14)	1 306
Provisions	291	(21)	270
Derivatives	214	(40)	174
Other items	100	(423)	(323)
Loss carry forwards	242	—	242

Gross deferred tax assets/(liabilities)	3 135	(13 497)	(10 362)

Netting by taxable entity	(2 328)	2 328	—

Net deferred tax assets/(liabilities)	807	(11 169)	(10 362)

	2011
Million US dollar	Assets	Liabilities	Net
Property, plant and equipment	355	(2 523)	(2 168)
Intangible assets	181	(8 420)	(8 239)
Goodwill	73	(14)	59
Inventories	98	(85)	13
Investment in associates	4	(1 481)	(1 477)
Trade and other receivables	44	(4)	40
Interest-bearing loans and borrowings	69	(499)	(430)
Employee benefits	1 266	(22)	1 244
Provisions	292	(22)	270
Derivatives	93	(14)	79
Other items	115	(412)	(297)
Loss carry forwards	300	—	300

Gross deferred tax assets/(liabilities)	2 890	(13 496)	(10 606)

Netting by taxable entity	(2 217)	2 217	—

Net deferred tax assets/(liabilities)	673	(11 279)	(10 606)

The change in net deferred taxes recorded in the consolidated statement of financial position can be detailed as follows:

Million US dollar	2012	2011[1]	2010
Balance at 1 January	(10 606)	(11 165)	(11 546)
Recognized in profit or loss	167	217	329
Recognized in other comprehensive income	207	289	29
Acquisitions through business combinations	(145)	(15)	—
Other movements	15	68	23

Balance at 31 December	(10 362)	(10 606)	(11 165)

Net deferred tax assets and liabilities decreased from prior year mainly due to timing of temporary differences and deferred tax assets on actuarial gains and losses. Such decrease was partially offset by deferred tax liabilities arising on the acquisition of Cervecería Nacional Dominicana S.A. in Dominican Republic in May 2012.

Most of the temporary differences are related to the fair value adjustment on intangible assets with indefinite useful lives and property, plant and equipment acquired in a business combination. The realization of such temporary differences is unlikely to revert within 12 months.

On 31 December 2012, a deferred tax liability of 31m US dollar (2011: 51m US dollar) relating to investment in subsidiaries has not been recognized because management believes that this liability will not be incurred in the foreseeable future.

Tax losses carried forward and deductible temporary differences on which no deferred tax asset is recognized amount to 2 336m US dollar (2011: 2 455m US dollar). 576m US dollar of these tax losses and deductible temporary differences do not have an expiration date, 102m US dollar, 127m US dollar and 117m US dollar expire within respectively 1, 2 and 3 years, while 1 414m US dollar have an expiration date of more than 3 years. Deferred tax assets have not been recognized on these items because it is not probable that future taxable profits will be available against which these tax losses and deductible temporary differences can be utilized and the company has no tax planning strategy currently in place to utilize these tax losses and deductible temporary differences.

19.	INVENTORIES

Million US dollar	2012	2011
Prepayments	39	56
Raw materials and consumables	1 508	1 572
Work in progress	267	214
Finished goods	656	590
Goods purchased for resale	30	34

	2 500	2 466
Inventories other than work in progress
Inventories stated at net realizable value	—	—
Carrying amount of inventories subject to collateral	—	—

The cost of inventories recognized as an expense in 2012 amounts to 16 447m US dollar, included in cost of sales. In 2011, this expense amounted to 16 634m US dollar and in 2010 to 16 151m US dollar.

Impairment losses on inventories recognized in 2012 amount to 66m US dollar (2011: 21m US dollar; 2010: 67m US dollar).

[1]	Reclassified to conform to the 2012 presentation.

20.	TRADE AND OTHER RECEIVABLES

NON-CURRENT TRADE AND OTHER RECEIVABLES

Million US dollar	2012	2011
Cash deposits for guarantees	272	298
Loans to customers	21	42
Deferred collection on disposals	38	16
Tax receivable, other than income tax	177	193
Derivatives	241	613
Trade and other receivables	479	177

	1 228	1 339

For the nature of cash deposits for guarantees see Note 30 Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other.

CURRENT TRADE AND OTHER RECEIVABLES

Million US dollar	2012	2011
Trade receivables and accrued income	2 736	2 572
Interest receivable	67	33
Tax receivable, other than income tax	283	335
Derivatives	398	659
Loans to customers	9	10
Prepaid expenses	453	434
Other receivables	77	78

	4 023	4 121

The fair value of trade and other receivables, excluding derivatives, equals their carrying amounts as the impact of discounting is not significant.

The ageing of the current trade receivables and accrued income, interest receivable, other receivables and current and non-current loans to customers can be detailed as follows for 2012 and 2011 respectively:

	Net carrying amount as of December 31, 2012	Of which: neither impaired nor past due on the reporting date	Of which not impaired as of the reporting date and past due
			Less than 30 days	Between 30 and 59 days	Between 60 and 89 days	More than 90 days
Trade receivables and accrued income	2 736	2 588	107	23	14	4
Loans to customers	30	29	—	—	—	1
Interest receivable	67	67	—	—	—	—
Other receivables	77	77	—	—	—	—

	2 910	2 761	107	23	14	5

	Net carrying amount as of December 31, 2011	Of which: neither impaired nor past due on the reporting date	Of which not impaired as of the reporting date and past due
			Less than 30 days	Between 30 and 59 days	Between 60 and 89 days	More than 90 days
Trade receivables and accrued income	2 572	2 459	76	19	10	8
Loans to customers	52	50	—	—	1	1
Interest receivable	33	33	—	—	—	—
Other receivables	78	78	—	—	—	—

	2 735	2 620	76	19	11	9

In accordance with IFRS 7 Financial Instruments: Disclosures the above analysis of the age of financial assets that are past due as at the reporting date but not impaired, also includes the non-current part of loans to customers. Past due amounts were not impaired when collection is still considered likely, for instance because the amounts can be recovered from the tax authorities or AB InBev has sufficient collateral. Impairment losses on trade and other receivables recognized in 2012 amount to 40m US dollar (2011: 26m US dollar).

AB InBev’s exposure to credit, currency and interest rate risks is disclosed in Note 28 Risks arising from financial instruments.

21.	CASH AND CASH EQUIVALENTS

Million US dollar	2012	2011
Short-term bank deposits	2 741	3 184
US Treasury Bills	1 000	—
Cash and bank accounts	3 310	2 136

Cash and cash equivalents	7 051	5 320
Bank overdrafts	—	(8)

	7 051	5 312

As of 31 December 2012, cash and cash equivalents include restricted cash of 11m US dollar that reflects the outstanding consideration payable to former Anheuser-Busch shareholders who did not yet claim the proceeds (the related payable is recognized as a deferred consideration on acquisition).

Cash and cash equivalents also include investments in US Treasury Bills with a term of less than three months from the date on which they were acquired. In addition to US Treasury Bills classified as cash and cash equivalents, the company also had 6.6 billion US dollar invested in short-term (less than one year) US Treasury Bills classified as debt securities held for trading (see note 17 Investment Securities). Such US Treasury Bills are of highly liquid nature.

22.	CHANGES IN EQUITY AND EARNINGS PER SHARE

STATEMENT OF CAPITAL

The tables below summarize the changes in issued capital and treasury shares during the year:

2012:
ISSUED CAPITAL	Issued capital
	Million shares	Million US dollar
At the end of the previous year	1 606	1 734
Changes during the year	1	—

	1 607	1 734

TREASURY SHARES	Treasury shares		Result on the use of treasury shares
	Million shares	Million US dollar	Million US dollar
At the end of the previous year	8.1	(394)	(743)
Changes during the year	(3.4)	153	(16)

	4.7	(241)	(759)

2011:
ISSUED CAPITAL	Issued capital
	Million shares	Million US dollar
At the end of the previous year	1 605	1 733
Changes during the year	1	1

	1 606	1 734

TREASURY SHARES	Treasury shares		Result on the use of treasury shares
	Million shares	Million US dollar	Million US dollar
At the end of the previous year	12.1	(588)	(645)
Changes during the year	(4.0)	194	(98)

	8.1	(394)	(743)

As at 31 December 2012, the total issued capital of 1 734m US dollar is represented by 1 606 787 543 shares without face value, of which 391 149 374 registered shares, 36 463 bearer shares and 1 215 601 706 dematerialized shares. For a total amount of capital of 2.4m US dollar (1.8m euro), there are still 2 361 317 of subscription rights outstanding corresponding with a maximum of 2 361 317 shares to be issued. The total of authorized, un-issued capital amounts to 49m US dollar (37m euro).

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

Capital contributions in subsidiaries, mainly in the zone Latin America North, subscribed by non-controlling interest amounted to 90m US dollar in 2012.

CHANGES IN OWNERSHIP INTERESTS

In compliance with IAS 27, the acquisition of additional shares in a subsidiary is accounted for as an equity transaction with owners.

During 2012, AB InBev purchased non-controlling interests in subsidiaries for a total consideration of 104m US dollar. As the related subsidiaries were already fully consolidated, the purchases did not impact AB InBev’s profit, but reduced the non-controlling interests and thus impacted the profit attributable to equity holders of AB InBev.

REPORT ACCORDING TO ARTICLE 624 OF THE BELGIAN COMPANIES CODE - PURCHASE OF OWN SHARES

During the year 2012, AB InBev did not purchase any AB InBev shares.

During 2012 the company proceeded with the following sale transactions:

•

111 265 shares were sold to members of the Ambev senior management who were transferred to AB InBev. The sale occurred according to a share exchange program at a price reduced with 16.66% compared to the market price, in order to encourage management mobility;

•	442 579 shares were granted to executives of the group according to the company’s executive remuneration policy;

•

524 836 shares were granted to executives of the company in exchange for unvested options, in order to maintain consistency of granted benefits and encourage management mobility, in particular for the benefit of executives moving to the United States. The shares are subject to a lock-up period until 31 December 2018;

•	Finally, 2 332 248 shares were sold, as a result of the exercise of options granted to employees of the group.

At the end of the period, the group owned 4 710 037 own shares of which 4 190 715 were held directly by AB InBev.

The par value of the shares is 0.77 euro. As a consequence, the shares that were sold during the year 2012 represent 3 456 599 US dollar (2 619 826 euro) of the subscribed capital and the shares that the company still owned at the end of 2012 represent 4 785 105 US dollar (3 626 728 euro) of the subscribed capital.

DIVIDENDS

On 26 February 2013, a dividend of 1.70 euro per share or approximately 2 725m euro was proposed by the Board of Directors. In accordance with IAS 10 Events after the balance sheet date, the dividend has not been recorded in the 2012 financial statements.

On 25 April 2012, a dividend of 1.20 euro per share or approximately 1 920m euro was approved at the shareholders meeting. This dividend was paid out on 3 May 2012.

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

EARNINGS PER SHARE

The calculation of basic earnings per share is based on the profit attributable to equity holders of AB InBev of 7 243m US dollar (2011: 5 855m US dollar; 2010: 4 026m US dollar) and a weighted average number of ordinary shares outstanding during the year, calculated as follows:

Million shares	2012	2011	2010
Issued ordinary shares at 1 January, net of treasury shares	1 598	1 593	1 591
Effect of shares issued and share buyback programs	2	2	1

Weighted average number of ordinary shares at 31 December	1 600	1 595	1 592

The calculation of diluted earnings per share is based on the profit attributable to equity holders of AB InBev of 7 243m US dollar (2011: 5 855m US dollar; 2010: 4 026m US dollar) and a weighted average number of ordinary shares (diluted) outstanding during the year, calculated as follows:

Million shares	2012	2011	2010
Weighted average number of ordinary shares at 31 December	1600	1 595	1 592
Effect of share options, warrants and restricted stock units	28	19	19

Weighted average number of ordinary shares (diluted) at 31 December	1 628	1 614	1 611

The calculation of earnings per share before exceptional items is based on the profit after tax and before exceptional items, attributable to equity holders of AB InBev. A reconciliation of profit before exceptional items, attributable to equity holders of AB InBev to profit attributable to equity holders of AB InBev is calculated as follows:

Million US dollar	2012	2011	2010
Profit before exceptional items, attributable to equity holders of AB InBev	7 283	6 449	5 040
Exceptional items, after taxes, attributable to equity holders of AB InBev (refer Note 8)	(22)	(172)	(142)
Exceptional finance cost, after taxes, attributable to equity holders of AB InBev (refer Note 8)	(18)	(422)	(872)

Profit attributable to equity holders of AB InBev	7 243	5 855	4 026

The table below sets out the EPS calculation:

Million US dollar	2012	2011	2010
Profit attributable to equity holders of AB InBev	7 243	5 855	4 026
Weighted average number of ordinary shares	1 600	1 595	1 592
Basic EPS	4.53	3.67	2.53

Profit before exceptional items, attributable to equity holders of AB InBev	7 283	6 449	5 040
Weighted average number of ordinary shares	1 600	1 595	1 592
EPS before exceptional items	4.55	4.04	3.17

Profit attributable to equity holders of AB InBev	7 243	5 855	4 026
Weighted average number of ordinary shares (diluted)	1 628	1 614	1 611
Diluted EPS	4.45	3.63	2.50

Profit before exceptional items, attributable to equity holders of AB InBev	7 283	6 449	5 040
Weighted average number of ordinary shares (diluted)	1 628	1 614	1 611
Diluted EPS before exceptional items	4.47	4.00	3.13

The average market value of the company’s shares for purposes of calculating the dilutive effect of share options and restricted stock units was based on quoted market prices for the period that the options and restricted stock units were outstanding. 4.9m share options and restricted stock units were anti-dilutive and not included in the calculation of the dilutive effect as at 31 December 2012.

23.	INTEREST-BEARING LOANS AND BORROWINGS

This note provides information about the company’s interest-bearing loans and borrowings. For more information about the company’s exposure to interest rate and foreign currency risk, refer to Note 28 Risks arising from financial instruments.

NON-CURRENT LIABILITIES Million US dollar	2012	2011
Secured bank loans	119	95
Unsecured bank loans	627	4 022
Unsecured bond issues	37 988	30 278
Secured other loans	—	6
Unsecured other loans	79	77
Finance lease liabilities	138	120

	38 951	34 598

CURRENT LIABILITIES Million US dollar	2012	2011
Secured bank loans	32	60
Commercial papers	2 088	2 287
Unsecured bank loans	413	580
Unsecured bond issues	2 840	2 624
Secured other loans	5	—
Unsecured other loans	9	3
Finance lease liabilities	3	5

	5 390	5 559

The current and non-current interest-bearing loans and borrowings amount to 44.3 billion US dollar as of 31 December 2012, compared to 40.2 billion US dollar as of 31 December 2011.

In connection with the announcement on 29 June 2012 that AB InBev and Grupo Modelo entered into an agreement under which AB InBev will acquire the remaining stake in Grupo Modelo that it does not already own, AB InBev entered into a 14.0 billion US dollar long-term bank financing, dated as of 20 June 2012. The new financing consisted of a 14.0 billion US dollar facilities agreement (“2012 Facilities Agreement”) comprising of “Facility A”, a term facility with a maximum maturity of two years from the funding date for up to 6.0 billion US dollar principal amount and “Facility B” a three-year term facility for up to 8.0 billion US dollar principal amount bearing interest at a floating rate equal to LIBOR, plus margins. In November 2012, the US principal amount of “Facility A” was reduced to 5.1 billion US dollar, following a voluntary cancellation option under the 2012 Facilities Agreement. Accordingly, as at 31 December 2012, the total US dollar principal amount available under the 2012 Facilities Agreements amounted to 13.1 billion US dollar. The margins on each facility will be determined based on ratings assigned by rating agencies to AB InBev long-term debt. For Facility A, the margin ranges between 0.85% per annum and 2.15% per annum. For Facility B, the margin ranges between 1.10% per annum and 2.40% per annum. At AB InBev’s rating as of 31 December 2012, the initial margins would have been 1.00 % and 1.25% respectively. All proceeds from the drawdown under the 2012 Facilities Agreement must be applied, directly or indirectly, towards the acquisition of Grupo Modelo, refinancing of existing indebtedness of Grupo Modelo or any costs in connection therewith. As of 31 December 2012, both facilities remain undrawn. Each facility is available to be drawn until 20 June 2013, subject to an extension up to 20 December 2013 at AB InBev’s option. In the event that AB InBev chooses to extend the availability period, the tenor of Facility B will be reduced by the length of the period by which the availability period has been extended. Customary commitment fees are payable on any undrawn but available funds under the 2012 Facilities Agreement. These fees are recorded as exceptional finance cost.

Furthermore, AB InBev raised the following bonds to support the Modelo acquisition:

•

On 16 July 2012, Anheuser-Busch InBev Worldwide Inc., a subsidiary of AB InBev, issued 7.5 billion US dollar aggregate principal amount of bonds, consisting of 1.5 billion US dollar aggregate principal amount of fixed rate notes due 2015, 2.0 billion US dollar aggregate principal amount of fixed rate notes due 2017, 3.0 billion US dollar aggregate principal amount of fixed rate notes due 2022 and 1.0 billion US dollar aggregate principal amount of fixed rate notes due 2042. The notes will bear interest at an annual rate of 0.800% for the 2015 notes, 1.375% for the 2017 notes, 2.500% for the 2022 notes and 3.750% for the 2042 notes.

•

On 25 September 2012, Anheuser-Busch InBev issued 2.25 billion euro aggregate principal amount of bonds, consisting of 750 million euro aggregate principal amount of fixed rate notes due 2017 bearing interest at annual rate of 1.250%, 750 million euro aggregate principal amount of fixed rate notes due 2019 bearing interest at annual rate of 2.000% and 750 million euro aggregate principal amount of fixed rate notes due 2024 bearing interest at annual rate of 2.875%.

The excess liquidity resulting from the aforementioned bonds were mainly invested in short-term debt securities held for trading and short-term US Treasury Bills pending the closing of the Modelo acquisition. See also note 17 Investment Securities and note 21 Cash and cash equivalents.

During 2012, AB InBev early redeemed 209m US dollar aggregate principal amount of Anheuser-Busch fixed rate notes with several maturities ranging from 2032 to 2047.

As of 31 December 2012, there are no amounts drawn under the 8.0 billion US dollar 2010 senior facilities.

Commercial papers amount to 2.1 billion US dollar as of 31 December 2012 and include programs in US dollar and euro with a total authorized issuance up to 3.0 billion US dollar and 1.0 billion euro, respectively.

AB InBev is in compliance with all its debt covenants as of 31 December 2012. The 2012 Facilities Agreement and the 2010 Senior Facilities do not include restrictive financial covenants.

TERMS AND DEBT REPAYMENT SCHEDULE AT 31 DECEMBER 2012 Million US dollar	Total	1 year or less	1-2 years	2-3 years	3-5 years	More than 5 years
Secured bank loans	151	32	48	23	26	22
Commercial papers	2 088	2 088	—	—	—	—
Unsecured bank loans	1 040	413	264	207	150	6
Unsecured bond issues	40 828	2 840	5 318	4 679	6 879	21 112
Secured other loans	5	5	—	—	—	—
Unsecured other loans	88	9	12	12	11	44
Finance lease liabilities	141	3	3	4	9	122

	44 341	5 390	5 645	4 925	7 075	21 306

TERMS AND DEBT REPAYMENT SCHEDULE AT 31 DECEMBER 2011 Million US dollar	Total	1 year or less	1-2 years	2-3 years	3-5 years	More than 5 years
Secured bank loans	155	60	30	26	33	6
Commercial papers	2 287	2 287	—	—	—	—
Unsecured bank loans	4 602	580	328	188	3 505	1
Unsecured bond issues	32 902	2 624	2 751	5 206	4 553	17 768
Secured other loans	6	—	6	—	—	—
Unsecured other loans	80	3	13	13	12	39
Finance lease liabilities	125	5	1	2	4	113

	40 157	5 559	3 129	5 435	8 107	17 927

FINANCE LEASE LIABILITIES Million US dollar	2012 Payments	2012 Interests	2012 Principal	2011 Payments	2011 Interests	2011 Principal
Less than one year	14	11	3	16	11	5
Between one and two years	14	11	3	11	10	1
Between two and three years	16	11	5	12	10	2
Between three and five years	29	21	8	23	19	4
More than 5 years	201	79	122	196	83	113

	274	133	141	258	133	125

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

AB InBev’s net debt decreased to 30.1 billion US dollar as of 31 December 2012, from 34.7 billion US dollar as of 31 December 2011. Apart from operating results net of capital expenditures, the net debt is mainly impacted by dividend payments to shareholders of AB InBev and Ambev (3 632m US dollar), the payment of interests and taxes (3 658m US dollar), the payment associated with the strategic alliance with Cervecería Nacional Dominicana S.A. (1 298m US dollar) and the impact of changes in foreign exchange rates (494m US dollar increase of net debt).

The following table provides a reconciliation of AB InBev’s net debt as of the dates indicated:

Million US dollar	2012	2011
Non-current interest-bearing loans and borrowings	38 951	34 598
Current interest-bearing loans and borrowings	5 390	5 559

	44 341	40 157
Bank overdrafts	—	8
Cash and cash equivalents	(7 051)	(5 320)
Interest bearing loans granted (included within Trade and other receivables)	(324)	(30)
Debt securities (included within Investment securities)	(6 852)	(127)

Net debt	30 114	34 688

24.	EMPLOYEE BENEFITS

AB InBev sponsors various post-employment benefit plans world-wide. These include pension plans, both defined contribution plans, and defined benefit plans, and other post-employment benefits (OPEB). In accordance with IAS 19 Employee Benefits post-employment benefit plans are classified as either defined contribution plans or defined benefit plans.

DEFINED CONTRIBUTION PLANS

For defined contribution plans, AB InBev pays contributions to publicly or privately administered pension funds or insurance contracts. Once the contributions have been paid, the group has no further payment obligation. The regular contribution expenses constitute an expense for the year in which they are due. For 2012, benefits paid for defined contribution plans for the company amounted to 41m US dollar compared to 39m US dollar for 2011 and 44m US dollar for 2010.

DEFINED BENEFIT PLANS

During 2012, the company contributed to 61 defined benefit plans, of which 45 are retirement plans and 16 are medical cost plans. Most plans provide benefits related to pay and years of service. The Belgian, Dominican Republic, Canadian, UK and US plans are partially funded. When plan assets are funded, the assets are held in legally separate funds set up in accordance with applicable legal requirements and common practice in each country. The medical cost plans in Canada, US, and Brazil provide medical benefits to employees and their families after retirement.

The present value of funded obligations includes a 280m US dollar liability related to two medical plans, for which the benefits are provided through the Fundação Antonio Helena Zerrenner (“FAHZ”). The FAHZ is a legally distinct entity which provides medical, dental, educational and social assistance to current and retired employees of Ambev. On 31 December 2012, the actuarial liabilities related to the benefits provided by the FAHZ are fully offset by an equivalent amount of assets existing in the fund. The net liability recognized in the balance sheet is nil.

The employee benefit net liability amounts to 3 687m US dollar as of 31 December 2012 compared to 3 430m US dollar as of 31 December 2011. In 2012, the fair value of the plan assets value and the defined benefit obligations increased by 609m US dollar and 905m US dollar, respectively. The increase in the employee benefit net liability is mainly driven by changes in actuarial assumptions (unfavorable changes in discount rates).

The company’s net liability for post-employment and long-term employee benefit plans comprises the following at 31 December:

Million US dollar	2012	2011
Present value of funded obligations	(7 812)	(6 958)
Fair value of plan assets	5 704	5 095

Present value of net obligations for funded plans	(2 108)	(1 863)
Present value of unfunded obligations	(1 243)	(1 192)

Present value of net obligations	(3 351)	(3 055)
Unrecognized past service cost	(12)	(13)
Unrecognized asset	(307)	(346)

Net liability	(3 670)	(3 414)
Other long term employee benefits	(17)	(16)

Total employee benefits	(3 687)	(3 430)

Employee benefits amounts in the balance sheet:
Liabilities	(3 699)	(3 440)
Assets	12	10

Net liability	(3 687)	(3 430)

The changes in the present value of the defined benefit obligations are as follows:

Million US dollar	2012	2011	2010
Defined benefit obligation at 1 January	(8 150)	(7 396)	(6 856)
Current service costs	(82)	(112)	(104)
Acquisition through business combination	(39)	—	—
Contribution by plan participants	(5)	(5)	(5)
New past service gain/(cost)	5	(101)	(68)
Interest cost	(426)	(441)	(428)
Actuarial losses	(846)	(744)	(378)
(Losses)/gains on curtailments	28	5	(3)
Reclassifications from provisions	(1)	—	(2)
Settlements	1	6	15
Exchange differences	(42)	154	(29)
Benefits paid	502	484	462

Defined benefit obligation at 31 December	(9 055)	(8 150)	(7 396)

The changes in the fair value of plan assets are as follows:

Million US dollar	2012	2011	2010
Fair value of plan assets at 1 January	5 095	5 074	4 645
Expected return	387	408	369
Acquisition through business combination	28	—	—
Actuarial gains and (losses)	286	(206)	117
Contributions by AB InBev	416	449	358
Contributions by plan participants	5	5	5
Exchange differences	(8)	(151)	40
Other	(3)	—	2
Benefits paid	(502)	(484)	(462)

Fair value of plan assets at 31 December	5 704	5 095	5 074
Actual return on plans assets amounted to a gain of 673m US dollar in 2012 compared to a gain of 202m US dollar in 2011. The increase is mainly driven by higher market returns particularly in the US, Brazil, Canada and UK.

Actual return on plans assets amounted to a gain of 202m US dollar in 2011 compared to a gain of 486m US dollar in 2010. The decrease is mainly driven by lower market returns particularly in the US, Canada, UK, Brazil and Belgium.

The decrease in contributions by AB InBev (416m US dollar in 2012 versus 449m US dollar in 2011 and versus 358m US dollar in 2010) is primarily explained by lower required contributions in the US.

The expense recognized in the income statement with regard to defined benefit plans can be detailed as follows:

Million US dollar	2012	2011	2010
Current service costs	(82)	(112)	(104)
Interest cost	(426)	(441)	(428)
Expected return on plan assets	387	408	369
Past service cost	6	(101)	(68)
(Losses)/gains on settlements or curtailments	29	15	14

	(86)	(231)	(217)

In 2011, early termination benefits and other plan changes, mainly in the US, increased the amortized past service cost.

The employee benefit expense is included in the following line items of the income statement:

Million US dollar	2012	2011	2010
Cost of sales	(86)	(87)	(99)
Distribution expenses	(11)	(16)	(17)
Sales and marketing expenses	1	(15)	(12)
Administrative expenses	11	(10)	(22)
Exceptional items	(1)	(103)	(67)

	(86)	(231)	(217)

Weighted average assumptions used in computing the benefit obligations at the balance sheet date are as follows:

	2012	2011	2010
Discount rate	4.5%	5.4%	6.1%
Price inflation	2.6%	2.6%	2.6%
Future salary increases	3.2%	3.2%	3.0%
Future pension increases	2.5%	2.6%	2.8%
Medical cost trend rate	7.4% p.a. reducing to 6.0%	7.5% p.a. reducing to 6.0%	8.1% p.a. reducing to 5.8%
Life expectation for a 65 year old male	84	84	83
Life expectation for a 65 year old female	87	87	85

Weighted average assumptions used in computing the net periodic pension cost for the year are as follows:

	2012	2011	2010
Discount rate	5.4%	6.1%	6.5%
Expected return on plan assets	7.6%	8.1%	8.1%
Future salary increases	3.2%	3.0%	2.8%
Future pension increases	2.6%	2.8%	2.6%
Medical cost trend rate	7.5% p.a. reducing to 6.0%	8.1% p.a. reducing to 5.8%	7.9% p.a. reducing to 5.6%

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

Assumed medical cost trend rates have a significant effect on the amounts recognized in profit or loss. A one percentage point change in the assumed medical cost trend rates would have the following effects (note that a positive amount refers to a decrease in the obligations or cost while a negative amount refers to an increase in the obligations or cost):

Million US dollar	2012		2011		2010
Medical cost trend rate	100 basis points increase	100 basis points decrease	100 basis points increase	100 basis points decrease	100 basis points increase	100 basis points decrease
Effect on the aggregate of the service cost and interest cost of medical plans	(7)	7	(8)	7	(10)	10
Effect on the defined benefit obligation for medical cost	(88)	80	(77)	71	(74)	73

In line with the IAS 1 Presentation of Financial Statements disclosure requirements on key sources of estimation uncertainty AB InBev has included the results of its sensitivity analysis with regard to the discount rate, the future salary increase and the longevity assumptions.

Million US dollar	2012		2011		2010
Discount rate	50 basis points increase	50 basis points decrease	50 basis points increase	50 basis points decrease	50 basis points increase	50 basis points decrease
Effect on the aggregate of the service cost and interest cost of defined benefit plans	(7)	9	(3)	5	3	(1)
Effect on the defined benefit obligation	580	(635)	496	(544)	445	(475)

Million US dollar	2012		2011		2010
Future salary increase	50 basis points increase	50 basis points decrease	50 basis points increase	50 basis points decrease	50 basis points increase	50 basis points decrease
Effect on the aggregate of the service cost and interest cost of defined benefit plans	(4)	3	(4)	3	(3)	3
Effect on the defined benefit obligation	(42)	39	(30)	29	(30)	28

Million US dollar	2012		2011		2010
Longevity	One year increase	One year decrease	One year increase	One year decrease	One year increase	One year decrease
Effect on the aggregate of the service cost and interest cost of defined benefit plans	(12)	12	(13)	14	(12)	12
Effect on the defined benefit obligation	(212)	218	(211)	214	(195)	197

The above are purely hypothetical changes in individual assumptions holding all other assumptions constant: economic conditions and changes therein will often affect multiple assumptions at the same time and the effects of changes in key assumptions are not linear. Therefore, the above information is not necessarily a reasonable representation of future results.

The fair value of plan assets at 31 December consists of the following:

	2012	2011
Government bonds	28%	28%
Corporate bonds	24%	24%
Equity instruments	44%	43%
Property	3%	3%
Cash	—	1%
Insurance contracts and others	1%	1%

	100%	100%

The five year history of the present value of the defined benefit obligations, the fair value of the plan assets and the deficit in the plans is as follows:

Million US dollar	2012	2011	2010	2009	2008 Adjusted
Present value of the defined benefit obligations	(9 055)	(8 150)	(7 396)	(6 856)	(6 565)
Fair value of plan assets	5 704	5 095	5 074	4 645	3 873
Deficit	(3 351)	(3 055)	(2 322)	(2 211)	(2 692)
Experience adjustments: (increase)/decrease plan liabilities	45	(76)	(15)	42	289
Experience adjustments: increase/(decrease) plan assets	291	(206)	117	390	(606)

AB InBev expects to contribute approximately 270m US dollar for its funded defined benefit plans and 84m US dollar in benefit payments to its unfunded defined benefit plans and post-retirement medical plans in 2013.

25.	SHARE-BASED PAYMENTS[1]

Different share and share option programs allow company senior management and members of the Board of Directors to receive or acquire shares of AB InBev or Ambev. AB InBev has three primary share-based compensation plans, the long-term incentive warrant plan (“LTI Warrant Plan”), established in 1999, the share-based compensation plan (“Share-Based Compensation Plan”), established in 2006 and amended as from 2010, and the long-term incentive stock-option plan (“LTI stock-option Plan”), established in 2009. For all option plans, the fair value of share-based payment compensation is estimated at grant date, using a binomial Hull model, modified to reflect the IFRS 2 Share-based Payment requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option.

Share-based payment transactions resulted in a total expense of 201m US dollar for the year 2012 (including the variable compensation expense settled in shares), as compared to 203m US dollar for the year 2011 and 156m US dollar in 2010.

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

During 2012, AB InBev issued 0.7m of matching restricted stock units according to the new Share-Based Compensation Plan, as described above, in relation to the 2011 bonus. These matching restricted stock units are valued at the share price of the day of grant, representing a fair value of approximately 46m US dollar, and cliff vest after five years. During 2011, AB InBev issued 1.1m of matching restricted stock units according to the new Share-Based Compensation Plan, with an estimated fair value of approximately 62.9m US dollar, in relation to the 2010 bonus.

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

During 2012, 0.2m warrants were granted to members of the Board of Directors. These warrants vest in equal annual installments over a three-year period (one third on 1 January of 2014, one third on 1 January 2015 and one third on 1 January 2016) and represent a fair value of approximately 2.5m US dollar. During 2011, 0.2m warrants with a fair value of approximately 3.0m US dollar were granted under this plan.

LTI Stock-option Plan

As from 1 July 2009, senior employees are eligible for an annual long-term incentive to be paid out in LTI stock options (or, in future, similar share-based instruments), depending on management’s assessment of the employee’s performance and future potential.

In November 2012 AB InBev issued 4.4m LTI stock options with an estimated fair value of 86m US dollar, whereby 1.2m options relate to American Depositary Shares (ADSs) and 3.2m options to AB InBev shares. In November 2011 AB InBev issued 4.1m LTI stock options with an estimated fair value of 66.2m US dollar, whereby 1.2m options relate to American Depositary Shares (ADSs) and 2.9m options to AB InBev shares.

[1]	Amounts have been converted to US dollar at the average rate of the period.

As from 2010 AB InBev has in place three specific long-term restricted stock unit programs. One program allows for the offer of restricted stock units to certain employees in certain specific circumstances, whereby grants are made at the discretion of the CEO, e.g. to compensate for assignments of expatriates in countries with difficult living conditions. The restricted stock units vest after five years and in case of termination of service before the vesting date, special forfeiture rules apply. In 2012, 0.1m restricted stock units with an estimated fair value of 1.0m US dollar were granted under this program to a selected number of employees. In 2011, 0.1m restricted stock units with an estimated fair value of 2.8m US dollar were granted under this program.

A second program allows for the exceptional offer of restricted stock units to certain employees at the discretion of the Remuneration Committee of AB InBev as a long-term retention incentive for key employees of the company. Employees eligible to receive a grant under this program receive two series of restricted stock units, the first half of the restricted stock units vesting after five years, the second half after ten years. In case of termination of service before the vesting date, special forfeiture rules apply. In December 2012 0.3m restricted stock units with an estimated fair value of 22.7m US dollar were granted under this program to a selected number of employees. In December 2011 0.1m restricted stock units with an estimated fair value of 5.4m US dollar were granted under this program.

A third program allows certain employees to purchase company shares at a discount aimed as a long-term retention incentive for (i) high-potential employees of the company, who are at a mid-manager level (“People bet share purchase program”) or (ii) for newly hired employees. The voluntary investment in company shares leads to the grant of 3 matching shares for each share invested. The discount and matching shares are granted in the form of restricted stock units which vest after 5 years. In case of termination before the vesting date, special forfeiture rules apply. In 2012, the company’s employees purchased shares under this program for the equivalent of 0.2m US dollar. In 2011, the company’s employees purchased shares under this program for the equivalent of 0.2m US dollar.

In order to maintain consistency of benefits granted to executives and to encourage international mobility of executives, an options exchange program has been executed whereby unvested options are exchanged against restricted shares that remain locked-up until 31 December 2018. In 2012, 0.6m unvested options were exchanged against 0.5m restricted shares. In 2011, 2.0m unvested options were exchanged against 1.4m restricted shares. Furthermore, certain options granted have been modified whereby the dividend protected feature of these options have been cancelled and replaced by the issuance of options. In 2012 no new options were issued. In 2011 0.6m options were issued, representing the economic value of the dividend protection feature. As there was no change between the fair value of the original award immediately before the modification and the fair value of the modified award immediately after the modification, no additional expense was recorded as a result of the modification.

For further information on share-based payment grants of previous years, please refer to Note 25 Share-based payments of the 2011 consolidated financial statements.

The weighted average fair value of the options and assumptions used in applying the AB InBev option pricing model for the 2012 grants of awards described above are as follows:

Amounts in US dollar unless otherwise indicated[1]	2012	2011	2010
Fair value of options and warrants granted	19.57	14.95	14.59
Share price	86.87	57.04	51.71
Exercise price	86.83	56.88	51.61
Expected volatility	25%	26%	26%
Expected dividends	2.50%	2.50%	2.35%
Risk-free interest rate	1.73%	2.84%	3.29%

Expected volatility is based on historical volatility calculated using 2 032 days of historical data. In the determination of the expected volatility, AB InBev is excluding the volatility measured during the period 15 July 2008 until 30 April 2009, in view of the extreme market conditions experienced during that period. The binomial Hull model assumes that all employees would immediately exercise their options if the AB InBev share price is 2.5 times above the exercise price. As a result, no single expected option life applies.

The total number of outstanding AB InBev options and warrants developed as follows:

Million options and warrants	2012	2011	2010
Options and warrants outstanding at 1 January	54.4	56.1	50.8
Options and warrants issued during the year	4.5	4.9	9.8
Options and warrants exercised during the year	(3.3)	(4.1)	(1.8)
Options and warrants forfeited during the year	(2.3)	(2.5)	(2.7)

Options and warrants outstanding at the end of December	53.3	54.4	56.1

The range of exercise prices of the outstanding options and warrants is between 10.32 euro (13.62 US dollar) and 66.88 euro (88.24 US dollar) while the weighted average remaining contractual life is 7.93 years.

Of the 53.3m outstanding options and warrants 4.7m are vested at 31 December 2012.

[1]	Amounts have been converted to US dollar at the closing rate of the respective period.

The weighted average exercise price of the AB InBev options and warrants is as follows:

Amounts in US dollar[1]	2012	2011	2010
Options and warrants outstanding at 1 January	32.98	29.88	27.37
Granted during the year	87.94	56.52	51.86
Exercised during the year	31.85	23.83	25.81
Forfeited during the year	32.82	27.65	27.76
Outstanding at the end of December	38.31	32.98	29.88
Exercisable at the end of December	40.65	31.91	30.71

For share options and warrants exercised during 2012 the weighted average share price at the date of exercise was 58.64 euro (77.37 US dollar).

The total number of outstanding AB InBev restricted stock units developed as follows:

Million restricted stock units	2012	2011	2010
Restricted stock units outstanding at 1 January	2.3	1.2	—
Restricted stock units issued during the year	1.1	1.2	1.2
Restricted stock units exercised during the year	—	—	—
Restricted stock units forfeited during the year	(0.1)	(0.1)	—

Restricted stock units outstanding at the end of December	3.3	2.3	1.2

AMBEV SHARE-BASED PAYMENT PROGRAMS

Since 2005, Ambev has had a plan which is substantially similar to the Share-Based Compensation Plan under which bonuses granted to company employees and management are partially settled in shares. Under the Share-Based Compensation Plan as modified as of 2010, Ambev issued, in March 2012, 1m restricted stock units with an estimated fair value of 24m US dollar. In March 2011, Ambev issued 1.4m restricted stock units with an estimated fair value of 38m US dollar.

As from 2010, senior employees are eligible for an annual long-term incentive to be paid out in Ambev LTI stock options (or, in future, similar share-based instruments), depending on management’s assessment of the employee’s performance and future potential. In 2012, Ambev granted 3m LTI stock options with an estimated fair value of 43m US dollar. In 2011, Ambev granted 3.1m LTI stock options with an estimated fair value of 37m US dollar.

In order to encourage the mobility of managers, the features of certain options granted in previous years have been modified whereby the dividend protection of these options was cancelled and replaced by the issuance of 0.1m options in 2012 representing the economic value of the dividend protection feature. In 2011, 2.5m options were issued representing the economic value of the dividend protection feature. Since there was no change between the fair value of the original award before the modification and the fair value of the modified award after the modification, no additional expense was recorded as a result of this modification.

The weighted fair value of the options and assumptions used in applying a binomial option pricing model for the 2012 Ambev grants are as follows:

Amounts in US dollar unless otherwise indicated[1]	2012	2011	2010
Fair value of options granted	13.64	11.98	11.24
Share price	41.72	29.65	24.09
Exercise price	41.72	24.73	24.57
Expected volatility	33%	34%	28%
Expected dividends	0.00% -5.00%	0.00% -5.00%	2.57%
Risk-free interest rate	2.10% -11.20%[2]	3.10% -11.89%[2]	12.24%

The total number of outstanding Ambev options developed as follows:

Million options	2012	2011	2010
Options outstanding at 1 January	29.6	26.3	20.6
Options issued during the year	3.1	5.6	6.6
Options exercised during the year	(2.5)	(1.7)	(0.5)
Options forfeited during the year	(1.4)	(0.6)	(0.4)

Options outstanding at the end of December	28.8	29.6	26.3

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

The range of exercise prices of the outstanding options is between 11.52 Brazilian real (5.64 US dollar) and 89.20 Brazilian real (43.65 US dollar) while the weighted average remaining contractual life is 8.15 years.

Of the 28.8m outstanding options 5.0m options are vested at 31 December 2012.

[1]	Amounts have been converted to US dollar at the closing rate of the respective period.
[2]	The weighted average risk-free interest rates refer to granted ADRs and stock options respectively.

The weighted average exercise price of the Ambev options is as follows:

Amounts in US dollar[1]	2012	2011	2010
Options outstanding at 1 January	15.92	14.83	12.46
Granted during the year	41.95	29.37	24.57
Exercised during the year	6.91	7.23	7.17
Forfeited during the year	6.82	12.66	11.59
Outstanding at the end of December	17.70	15.92	14.83
Exercisable at the end of December	9.28	7.04	7.00

For share options exercised during 2012 the weighted average share price at the date of exercise was 78.68 Brazilian real (38.50 US dollar).

The total number of outstanding Ambev restricted stock units developed as follows:

Million restricted stock units	2012	2011	2010
Restricted stock units outstanding at 1 January	1.6	0.2	—
Restricted stock units issued during the year	1.0	1.4	0.2
Restricted stock units exercised during the year	—	—	—
Restricted stock units forfeited during the year	(0.3)	—	—

Restricted stock units outstanding at the end of December	2.3	1.6	0.2

During 2012, a limited number of Ambev shareholders who are part of the senior management of AB InBev were given the opportunity to exchange Ambev shares against a total of 0.1m AB InBev shares (1.0m AB InBev shares in 2011) at a discount of 16.7% provided that they stay in service for another five years. The fair value of this transaction amounts to approximately 1.1m US dollar (10m US dollar in 2011) and is expensed over the five years’ service period. The fair values of the Ambev and AB InBev shares were determined based on the market price.

26.	PROVISIONS

Million US dollar	Restructuring	Disputes	Other	Total
Balance at 1 January 2012	272	803	40	1 115
Effect of changes in foreign exchange rates	3	(22)	1	(18)
Changes through business combinations	—	21	—	21
Provisions made	23	225	1	249
Provisions used	(105)	(139)	(6)	(250)
Provisions reversed	(17)	(271)	(18)	(306)
Other movements	1	7	2	10

Balance at 31 December 2012	177	624	20	821

Million US dollar	Restructuring	Disputes	Other	Total
Balance at 1 January 2011	241	869	40	1 150
Effect of changes in foreign exchange rates	(4)	(42)	—	(46)
Provisions made	200	172	12	384
Provisions used	(141)	(163)	(8)	(312)
Provisions reversed	(23)	(74)	(4)	(101)
Other movements	(1)	41	—	40

Balance at 31 December 2011	272	803	40	1 115

The restructuring provisions are primarily explained by the organizational alignments, as explained in Note 8 Exceptional. Provisions for disputes mainly relate to various disputed direct and indirect taxes and to claims from former employees.

The provisions are expected to be settled within the following time windows:

Million US dollar	Total	< 1 year	1-2 years	2-5 years	> 5 years
Restructuring
Reorganization	177	57	28	80	12

Disputes
Income and indirect taxes	395	65	266	49	15
Labor	131	30	47	46	8
Commercial	26	11	5	7	3
Other disputes	72	12	20	39	1

	624	118	338	141	27
Other contingencies
Onerous contracts	4	2	—	—	2
Guarantees given	6	—	1	5	—
Other contingencies	10	3	2	2	3

	20	5	3	7	5

Total provisions	821	180	369	228	44

Since 1 January 2005 AB InBev is subject to the greenhouse gas emission allowance trading scheme in force in the European Union. Acquired emission allowances are recognized at cost as intangible assets. To the extent that it is expected that the number of allowances needed to settle the CO2 emissions exceeds the number of emission allowances owned, a provision is recognized. Such provision is measured at the estimated amount of the expenditure required to settle the obligation. At 31 December 2012, the emission allowances owned fully covered the expected CO2 emissions. As such no provision needed to be recognized.

27.	TRADE AND OTHER PAYABLES

NON-CURRENT TRADE AND OTHER PAYABLES

Million US dollar	2012	2011
Indirect taxes payable	381	397
Trade payables	461	466
Cash guarantees	12	11
Deferred consideration on acquisitions	1 125	91
Derivatives	273	508
Other payables	60	75

	2 312	1 548

The increase in the deferred consideration on acquisitions results from the put option included in the shareholders’ agreement between Ambev and E. León Jimenes S.A. (“ELJ”), which may result in Ambev acquiring additional Class B shares of Cervecería Nacional Dominicana S.A. (“CND”). The put option granted to ELJ is exercisable as of the first year following the transaction. The valuation of this option is based on the EBITDA of the consolidated operations in Dominican Republic. As of 31 December 2012 such put option was valued at 1 040m US dollar and was recognized as a financial liability against equity.

CURRENT TRADE AND OTHER PAYABLES

Million US dollar	2012	2011
Trade payables and accrued expenses	8 476	7 709
Payroll and social security payables	883	610
Indirect taxes payable	1 497	1 447
Interest payable	870	829
Consigned packaging	639	576
Cash guarantees	53	52
Derivatives	1 008	1 427
Dividends payable	765	566
Deferred income	28	30
Deferred consideration on acquisitions	41	36
Other payables	35	55

	14 295	13 337

Derivatives mainly reflect the mark-to-market of the interest rate swaps entered into to hedge the Anheuser-Busch acquisition financing, the pre-hedge of future bond issuances and the commodity forward contracts entered into to hedge the company’s operational exposure (See also Note 28 Risks arising from financial instruments).

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

Some of the company’s risk management strategies include the usage of derivatives. The main derivative instruments used are foreign currency rate agreements, exchange traded foreign currency futures and options, interest rate swaps and forwards, cross currency interest rate swaps (“CCIRS”), exchange traded interest rate futures, commodity swaps, exchange traded commodity futures and equity swaps. AB InBev’s policy prohibits the use of derivatives in the context of speculative trading.

The following table provides an overview of the derivative financial instruments outstanding at year-end by maturity bucket. The amounts included in this table are the notional amounts.

	2012					2011
Million US dollar	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years
Foreign currency
Forward exchange contracts	5 900	8	—	—	—	5 614	1 422	—	—	—
Foreign currency futures	2 108	—	—	—	—	1 118	180	5	—	—

Interest rate
Interest rate swaps	6 783	12 700	1 550	3 697	500	70 578	6 583	11 050	350	160
Cross currency interest rate swaps	1 390	656	1 115	1 632	377	887	955	639	973	1 532
Interest rate futures	—	—	83	113	—	145	—	4	43	3
Other interest rate derivatives	1 000	—	—	—	—	—	—	—	—	—

Commodities
Aluminum swaps	1 351	54	—	—	—	1 372	553	—	—	—
Other commodity derivatives	820	201	—	—	—	756	87	—	—	—

Equity
Equity derivatives	2 590	1 125	—	—	—	399	710	—	—	—

To finance the acquisition of Anheuser-Busch, AB InBev entered into a 45 billion US dollar senior facilities agreement, of which 44 billion US dollar was ultimately drawn (the “2008 senior facilities”). At the time of the Anheuser-Busch acquisition, the interest rate for an amount of up to 34.5 billion US dollar had effectively been fixed through a series of hedge arrangements at a weighted average rate of 3.875% per annum (plus applicable spreads) for the period 2009 to 2011 and a portion of the hedging arrangements had been successively extended for an additional two-year period. In 2009 the company repaid part of the 2008 senior facilities and in 2010, the 2008 senior facilities were fully refinanced and partially replaced by the 2010 senior facilities as described in Note 23 Interest-bearing loans and borrowings of the 31 December 2011 consolidated financial statements. Following the repayment and the refinancing activities performed throughout 2009, 2010 and 2011, the company entered into new interest rate swaps to unwind the ones that became freestanding as a result of these repayments. As of 31 December 2011 and 2012, there were no remaining open positions covering the interest exposure on the outstanding balance drawn under the 2010 senior facilities. During 2012 interest rate swaps for a notional equivalent of approximately 70.6 billion US dollar came to maturity.

Furthermore, during 2012, the company entered into interest rate swaps for a total notional amount of 6.4 billion US dollar and into Treasury lock interest rate derivatives for a total notional amount of 1.0 billion US dollar in order to pre-hedge future bond issuances.

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

	31 December 2012			31 December 2011
	Total	Total	Open	Total	Total	Open
Million US dollar	exposure	derivatives	position	exposure	derivatives	position
Canadian dollar/US dollar	—	(95)	(95)	(10)	(82)	(92)
Euro/Brazilian real	—	—	—	(37)	37	—
Euro/Canadian dollar	(30)	30	—	(22)	22	—
Euro/Czech koruna	—	(11)	(11)	—	—	—
Euro/Hungarian forint	—	(15)	(15)	—	—	—
Euro/Pound sterling	(165)	237	72	(201)	285	84
Euro/Russian ruble	(85)	149	64	(127)	162	35
Euro/Ukrainian hryvnia	(98)	80	(18)	(109)	52	(57)
Pound sterling/Canadian dollar	(11)	11	—	(12)	12	—
Pound sterling/Euro	(53)	29	(24)	(33)	8	(25)
US dollar/Argentinean peso	(585)	585	—	(448)	448	—
US dollar/Bolivian boliviano	(70)	70	—	72	(72)	—
US dollar/Brazilian real	(1 542)	1 542	—	(1 508)	1 508	—
US dollar/Canadian dollar	(598)	598	—	(158)	158	—
US dollar/Chilean peso	(45)	45	—	46	(46)	—
US dollar/Dominican peso	(15)	15	—	(29)	29	—
US dollar/Euro	146	(44)	102	102	(102)	—
US dollar/Paraguayan guarani	(64)	64	—	(72)	72	—
US dollar/Peruvian nuevo sol	(85)	85	—	(53)	53	—
US dollar/Pound sterling	(34)	30	(4)	(43)	41	(2)
US dollar/Russian ruble	(75)	92	17	(98)	92	(6)
US dollar/Ukrainian hryvnia	(37)	59	22	(81)	52	(29)
US dollar/Uruguayan peso	(31)	31	—	(37)	37	—

Further analysis on the impact of open currency exposures is performed in the Currency Sensitivity Analysis below.

In conformity with IAS 39 hedge accounting rules, these hedges of firm commitments and highly probable forecasted transactions denominated in foreign currency are designated as cash flow hedges.

FOREIGN EXCHANGE RISK ON INTRAGROUP LOANS

In 2011 and 2012, a series of foreign exchange derivatives were contracted to hedge the foreign currency risk from intercompany loans transacted between group entities with different functional currencies. As of 31 December 2012, intercompany loans with Russia were hedged against US dollar for an amount of 6 700m Russian ruble (6 300m Russian ruble in 2011).

FOREIGN EXCHANGE RISK ON NET INVESTMENTS IN FOREIGN OPERATIONS

AB InBev enters into hedging activities to mitigate exposures related to its investments in foreign operations. These strategies are designated as net investment hedges and include both derivative and non-derivative financial instruments.

As of 31 December 2012, designated derivative and non-derivative financial instruments in a net investment hedge relationship amount to 6 058m US dollar equivalent (7 841m US dollar in 2011) in Holding companies and approximately 3 290m US dollar equivalent (1 254m US dollar in 2011) at Ambev level. Those derivatives and non-derivatives are used to hedge foreign operations with functional currencies mainly denominated in Argentinean peso, Brazilian real, Bolivian boliviano, euro, Canadian dollar, Chilean peso, Dominican peso, pound sterling, Russian ruble, and US dollar.

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

CURRENCY SENSITIVITY ANALYSIS

Currency transactional risk

Most of AB InBev’s non-derivative monetary financial instruments are either denominated in the functional currency of the subsidiary or are converted into the functional currency through the use of derivatives. However, the company can have open positions in certain Eastern European countries for which hedging can be limited as the illiquidity of the local foreign exchange market prevents the company from hedging at a reasonable cost. The transactional foreign currency risk mainly arises from open positions in Canadian dollar, Czech koruna, Hungarian forint, pound sterling, Russian ruble and Ukrainian hryvnia against the US dollar and the euro. AB InBev estimated the reasonably possible change of exchange rate, on the basis of the average volatility on the open currency pairs, as follows:

	2012
	Closing rate 31 December 2012	Possible closing rate[1]	Volatility of rates in %
Pound sterling/Euro	1.23	1.16 - 1.3	5.74%
Euro/Czech koruna	25.15	23.56 - 26.74	6.31%
Euro/Hungarian forint	292.31	263.67 - 320.96	9.80%
Euro/Russian ruble	40.07	37.12 - 43.03	7.37%
Euro/Ukrainian hryvnia	10.55	9.67 - 11.42	8.31%
US dollar/Canadian dollar	1.00	0.93 - 1.06	6.22%
US dollar/Euro	0.76	0.70 - 0.82	7.93%
US dollar/Russian ruble	30.37	27.09 - 33.66	10.82%
US dollar/Ukrainian hryvnia	7.99	7.73 - 8.26	3.34%

	2011
	Closing rate 31 December 2011	Possible closing rate[2]	Possible volatility of rates in %
Pound sterling/Euro	1.20	1.10 - 1.30	8.45%
Euro/Russian ruble	41.66	38.14 - 45.18	8.45%
Euro/Ukrainian hryvnia	10.34	9.02 - 11.65	12.71%
US dollar/Canadian dollar	1.02	0.92 - 1.13	10.30%
US dollar/Ukrainian hryvnia	7.99	7.78 - 8.2	2.62%

Had the Canadian dollar, the Czech koruna, the Hungarian forint, the pound sterling, the Russian ruble and the Ukrainian hryvnia weakened/strengthened during 2012 by the above estimated changes against the euro or the US dollar, with all other variables held constant, the 2012 impact on consolidated profit before taxes would have been approximately 12m US dollar (5m US dollar in 2011) higher/lower.

Additionally, the AB InBev sensitivity analysis1 to the foreign exchange rates on its total derivatives positions as of 31 December 2012, shows a positive/negative pre-tax impact on equity reserves of 261m US dollar (356m US dollar in 2011).

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

These derivative instruments have been designated in a fair value hedge and cash flow hedge accounting relationship.

Ambev bond hedges (interest rate risk on borrowings in Brazilian real)

In July 2007 Ambev issued a Brazilian real bond (“Bond 17”), which bears interest at 9.5% and is repayable semi-annually with final maturity date in July 2017.

Ambev entered into a fixed/floating interest rate swap to hedge the interest rate risk on such bond. These derivative instruments have been designated in a fair value hedge accounting relationship.

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

As of 31 December 2012 and 2011, 75m US dollar hedges were designated for hedge accounting in fair value hedge relationships.

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

[1]	Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2012.
[2]	Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2011.

As of 31 December 2012 and 2011, there are no remaining open positions covering the interest exposure on the outstanding balance drawn under the 2010 senior facilities.

Pre-hedge of future bond issuances

During 2012, the company entered into interest rate swaps for a total notional amount of 6.4 billion US dollar and into Treasury lock interest rate derivatives for a total notional amount of 1.0 billion US dollar in order to pre-hedge future bond issuances.

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

31 December 2012	Before hedging		After hedging
Interest-bearing financial liabilities Million US dollar	Effective interest rate	Amount	Effective interest rate	Amount
Floating rate
Brazilian real	6.79%	747	6.90%	1 082
Dominican peso	10.61%	92	10.61%	92
Euro	4.69%	66	4.83%	2 533
Russian ruble	—	—	6.22%	215
US dollar	1.17%	1 662	1.33%	1 814

		2 567		5 736
Fixed rate
Brazilian real	8.25%	708	8.27%	554
Canadian dollar	3.65%	601	3.65%	601
Dominican peso	12.00%	16	12.00%	16
Euro	4.07%	9 076	4.07%	9 076
Pound sterling	7.88%	2 233	9.75%	881
Swiss franc	4.51%	653	—	—
US dollar	4.53%	28 487	4.58%	27 477

		41 774		38 605

31 December 2011	Before hedging		After hedging
Interest-bearing financial liabilities Million US dollar	Effective interest rate	Amount	Effective interest rate	Amount
Floating rate
Brazilian real	9.61%	1 361	10.05%	3 105
Euro	1.52%	1 471	2.85%	3 789
Russian ruble	—	—	6.27%	203
US dollar	0.71%	3 536	1.05%	2 752

		6 368		9 849
Fixed rate
Brazilian real	9.96%	1 014	8.23%	603
Canadian dollar	3.64%	586	4.24%	839
Chinese yuan	6.57%	27	6.57%	27
Euro	5.10%	6 231	4.93%	6 783
Guatemalan quetzal	6.76%	23	6.76%	23
Pound sterling	7.88%	2 120	9.75%	844
Swiss franc	4.51%	635	—	—
US dollar	5.18%	23 151	5.42%	21 187
Other	8.15%	9	8.15%	9

		33 796		30 315

At 31 December 2011, the total carrying amount of the floating and fixed rate interest-bearing financial liabilities before hedging listed above includes bank overdrafts of 8m US dollar.

As disclosed in the above table, 5 736m US dollar or 12.94% of the company’s interest bearing financial liabilities bear a variable interest rate. The company estimated that the reasonably possible change of the market interest rates applicable to its floating rate debt after hedging is as follows:

	2012
	Interest rate 31 December 2012[1]	Possible interest rate[2]	Volatility of rates in %
Brazilian real	6.77%	5.72% - 7.81%	15.44%
Dominican peso	5.00%	4.12% - 5.88%	17.51%
Euro	0.19%	0.15% - 0.22%	19.03%
Russian ruble	7.47%	7.01% - 7.93%	6.11%
US dollar	0.31%	0.29% - 0.32%	6.19%

	2011
	Interest rate 31 December 2011[15]	Possible interest rate[2]	Volatility of rates in %
Brazilian real	10.53%	9.47% - 11.58%	10.02%
Euro	1.36%	1.21% - 1.50%	10.93%
Russian ruble	7.22%	5.85% - 8.59%	19.04%
US dollar	0.58%	0.52% - 0.64%	9.84%

When AB InBev applies the reasonably possible increase/decrease in the market interest rates mentioned above on its floating rate debt at 31 December 2012, with all other variables held constant, 2012 interest expense would have been 14m US dollar higher/lower (2011: 43m US dollar). This effect would be compensated by 47m US dollar higher/lower interest income on AB InBev’s interest-bearing financial assets (2011: 47m US dollar).

C.	COMMODITY PRICE RISK

The commodity markets have experienced and are expected to continue to experience price fluctuations. AB InBev therefore uses both fixed price purchasing contracts and commodity derivatives to minimize exposure to commodity price volatility. The company has important exposures to the following commodities: aluminum, barley, coal, corn grits, corn syrup, corrugated board, fuel oil, glass, hops, labels, malt, natural gas, orange juice, rice, steel and wheat. As of 31 December 2012, the company has the following commodity derivatives outstanding (in notional amounts): aluminum swaps for 1 405m US dollar (2011: 1 925m US dollar), natural gas and energy derivatives for 246m US dollar (2011: 274m US dollar), exchange traded sugar futures for 174m US dollar (2011: 133m US dollar), corn swaps for 392m US dollar (2011: 235m US dollar), exchange traded wheat futures for 136m US dollar (2011: 122m US dollar) and rice swaps for 73m US dollar (2011: 79m US dollar). These hedges are designated in a cash flow hedge accounting relationship.

COMMODITY PRICE SENSITIVITY ANALYSIS

The impact of changes in the commodity prices for AB InBev’s derivative exposures would have caused an immaterial impact on 2012 profits as most of the company’s commodity derivatives are designated in a hedge accounting relationship.

The table below shows the estimated impact that changes in the price of the commodities, for which AB InBev held material derivative exposures at 31 December 2012, would have on the equity reserves.

	2012
	Volatility of prices in %[3]	Pre-tax impact on equity
Million US dollar		Prices increase	Prices decrease
Aluminum	19.35%	201	(201)
Sugar	26.76%	44	(44)
Wheat	31.20%	42	(42)
Energy	16.92%	40	(40)
Rice	20.10%	14	(14)
Corn	28.37%	87	(87)

	2011
	Volatility of prices in %[4]	Pre-tax impact on equity
Million US dollar		Prices increase	Prices decrease
Aluminum	22.40%	315	(315)
Sugar	41.41%	44	(44)
Wheat	38.11%	64	(64)
Energy	21.91%	49	(49)
Rice	28.76%	24	(24)
Corn	33.21%	72	(72)

[1]	Applicable 3-month InterBank Offered Rates as of 31 December 2012 and as of 31 December 2011.
[2]

Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2012 and at December 2011. For the Brazilian real floating rate debt, the estimated market interest rate is composed of the InterBank Deposit Certificate (‘CDI’) and the Long-Term Interest Rate (‘TJLP’). With regard to other market interest rates, the company’s analysis is based on the 3-month InterBank Offered Rates applicable for the currencies concerned (e.g. EURIBOR 3M, LIBOR 3M).

[3]	Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2012.
[4]	Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2011.

D.	EQUITY PRICE RISK

During 2010, 2011 and 2012, AB InBev entered into a series of derivative contracts to hedge the risk arising from the different share-based payment programs. The purpose of these derivatives is mainly to effectively hedge the risk that a price increase in the AB InBev shares will negatively impact future cash flows related to the share-based payments. Most of these derivative instruments could not qualify for hedge accounting therefore they have not been designated in any hedging relationships.

As of 31 December 2012, an exposure for an equivalent of 37.8m of AB InBev shares was hedged, resulting in a total gain of 375m US dollar recognized in the profit or loss account for the period.

During 2012, AB InBev reset with counterparties certain derivative contracts to market price, which resulted in a cash inflow of 675m US dollar and a decrease of counterparty risk.

EQUITY PRICE SENSITIVITY ANALYSIS

The sensitivity analysis on the share-based payments hedging program, calculated based on a 19.18% (2011: 22.30%) reasonable possible volatility1 of the AB InBev share price and with all the other variables held constant, would show 629m US dollar positive/negative impact on the 2012 profit before tax (2011: 287m US dollar).

E.	CREDIT RISK

Credit risk encompasses all forms of counterparty exposure, i.e. where counterparties may default on their obligations to AB InBev in relation to lending, hedging, settlement and other financial activities. The company has a credit policy in place and the exposure to counterparty credit risk is monitored.

AB InBev mitigates its exposure to counterparty credit risk through minimum counterparty credit guidelines, diversification of counterparties, working within agreed counterparty limits and through setting limits on the maturity of financial assets. The company has furthermore master netting agreements with most of the financial institutions that are counterparties to the derivative financial instruments. These agreements allow for the net settlement of assets and liabilities arising from different transactions with the same counterparty. Based on these factors, AB InBev considers the risk of counterparty default per 31 December 2012 to be limited.

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

EXPOSURE TO CREDIT RISK

The carrying amount of financial assets represents the maximum credit exposure of the company. The carrying amount is presented net of the impairment losses recognized. The maximum exposure to credit risk at the reporting date was:

	2012			2011
Million US dollar	Gross	Impairment	Net carrying amount	Gross	Impairment	Net carrying amount
Debt securities held for trading	6 736	—	6 736	—	—	—
Available for sale	370	(48)	322	378	(55)	323
Held to maturity	25	—	25	24	—	24
Trade receivables	2 876	(246)	2 630	2 687	(230)	2 457
Cash deposits for guarantees	272	—	272	298	—	298
Loans to customers	130	(100)	30	161	(109)	52
Other receivables	1 802	(134)	1 668	1 491	(122)	1 369
Derivatives	639	—	639	1 272	—	1 272
Cash and cash equivalents	7 051	—	7 051	5 324	(4)	5 320

	19 901	(528)	19 373	11 635	(520)	11 115

There was no significant concentration of credit risks with any single counterparty per 31 December 2012.

IMPAIRMENT LOSSES

The allowance for impairment recognized during the period per classes of financial assets was as follows:

	2012
Million US dollar	Available for sale	Trade receivables	Loans to customers	Other receivables	Cash and cash equivalents	Total
Balance at 1 January	(55)	(230)	(109)	(122)	(4)	(520)
Impairment losses	—	(29)	(3)	(8)	—	(40)
Derecognition	6	12	15	1	—	34
Currency translation and other	1	1	(3)	(5)	4	(2)

Balance at 31 December	(48)	(246)	(100)	(134)	0	(528)

	2011
Million US dollar	Available for sale	Trade receivables	Loans to customers	Other receivables	Cash and cash equivalents	Total
Balance at 1 January	(55)	(234)	(118)	(125)	—	(532)
Impairment losses	(9)	(25)	(1)	(14)	(5)	(54)
Derecognition	7	14	7	7	—	35
Currency translation	2	15	3	10	1	31

Balance at 31 December	(55)	(230)	(109)	(122)	(4)	(520)

	2010
Million US dollar	Available for sale	Trade receivables	Loans to customers	Other receivables	Cash and cash equivalents	Total
Balance at 1 January	(34)	(214)	(102)	(117)	—	(467)
Impairment losses	(30)	(49)	(7)	—	—	(86)
Derecognition	1	27	9	—	—	37
Currency translation	8	2	(18)	(8)	—	(16)

Balance at 31 December	(55)	(234)	(118)	(125)	—	(532)

F.	LIQUIDITY RISK

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

The following are the nominal contractual maturities of non-derivative financial liabilities including interest payments and derivative financial assets and liabilities:

	2012
Million US dollar	Carrying amount[1]	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loans	(151)	(161)	(35)	(50)	(25)	(28)	(23)
Commercial papers	(2 088)	(2 092)	(2 092)	—	—	—	—
Unsecured bank loans	(1 040)	(1 309)	(487)	(366)	(267)	(180)	(9)
Unsecured bond issues	(40 828)	(60 030)	(4 470)	(7 117)	(6 336)	(9 721)	(32 386)
Secured other loans	(5)	(6)	(6)	—	—	—	—
Unsecured other loans	(88)	(139)	(9)	(17)	(17)	(15)	(81)
Finance lease liabilities	(141)	(274)	(14)	(14)	(15)	(29)	(202)
Trade and other payables	(15 311)	(15 441)	(13 287)	(146)	(144)	(222)	(1 642)

	(59 652)	(79 452)	(20 400)	(7 710)	(6 804)	(10 195)	(34 343)
Derivative financial assets/(liabilities)
Interest rate derivatives	(271)	(251)	(147)	(76)	(51)	8	15
Foreign exchange derivatives	(247)	(274)	(272)	(2)	—	—	—
Cross currency interest rate swaps	22	53	(64)	30	31	56	—
Commodity derivatives	(121)	(121)	(129)	8	—	—	—
Equity derivatives	(26)	(26)	(29)	3	—	—	—

	(643)	(619)	(641)	(37)	(20)	64	15

Of which: directly related to cash flow hedges	(273)	(273)	(216)	(39)	(53)	20	15

[1]	“Carrying amount” refers to net book value as recognized in the balance sheet at each reporting date.

	2011
Million US dollar	Carrying amount[1]	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loans	(155)	(169)	(65)	(33)	(29)	(36)	(6)
Commercial papers	(2 287)	(2 291)	(2 291)	—	—	—	—
Unsecured bank loans	(4 602)	(5 073)	(715)	(418)	(266)	(3 672)	(2)
Unsecured bond issues	(32 902)	(51 881)	(4 464)	(4 515)	(6 857)	(7 321)	(28 724)
Secured other loans	(6)	(6)	(1)	(5)	—	—	—
Unsecured other loans	(80)	(125)	(5)	(17)	(16)	(16)	(71)
Finance lease liabilities	(125)	(259)	(17)	(11)	(11)	(24)	(196)
Bank overdraft	(8)	(8)	(8)	—	—	—	—
Trade and other payables	(12 925)	(13 080)	(11 910)	(131)	(162)	(261)	(616)

	(53 090)	(72 892)	(19 476)	(5 130)	(7 341)	(11 330)	(29 615)
Derivative financial assets/(liabilities)
Interest rate derivatives	(710)	(712)	(541)	(145)	(34)	—	8
Foreign exchange derivatives	3	(7)	(7)	—	—	—	—
Cross currency interest rate swaps	189	221	(27)	(33)	162	60	59
Commodity derivatives	(324)	(324)	(250)	(74)	—	—	—
Equity derivatives	178	180	49	131	—	—	—

	(664)	(642)	(776)	(121)	128	60	67

Of which: directly related to cash flow hedges	(243)	(253)	(173)	(80)	—	—	—

G.	CAPITAL MANAGEMENT

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

The following table summarizes for each type of derivative the fair values recognized as assets or liabilities in the balance sheet:

	Assets		Liabilities		Net
Million US dollar	2012	2011	2012	2011	2012	2011
Foreign currency
Forward exchange contracts	93	210	(337)	(208)	(244)	2
Foreign currency futures	27	32	(30)	(31)	(3)	1

Interest rate
Interest rate swaps	169	335	(435)	(1 045)	(266)	(710)
Cross currency interest rate swaps	258	407	(236)	(218)	22	189
Other interest rate derivatives	—	—	(5)	—	(5)	—

Commodities
Aluminum swaps	34	57	(143)	(341)	(109)	(284)
Sugar futures	8	11	(22)	(18)	(14)	(7)
Wheat futures	7	28	(10)	(38)	(3)	(10)
Other commodity derivatives	36	14	(31)	(37)	5	(23)

Equity
Equity derivatives	7	178	(33)	—	(26)	178

	639	1 272	(1 282)	(1 936)	(643)	(664)

[1]	“Carrying amount” refers to net book value as recognized in the balance sheet at each reporting date.

During 2012, the net mark-to-market balance for interest rate swaps decreased by 444m US dollar, mainly driven by payment of interests on hedging instruments not part of a hedge relationship.

As of 31 December 2012, the net mark-to-market liability of 266m US dollar for interest rate swaps mostly includes the un-paid portion of the hedges that were unwound as a result of the repayment and the refinancing of the 2008 and 2010 senior facilities and that have been recorded as exceptional costs in the income statement in 2009, 2010 and 2011 (see Note 23 Interest-bearing loans and borrowings), as well as the mark-to-market of 6.4 billion US dollar designated to pre-hedging future bond issuances.

The following table summarizes the carrying amounts of the fixed rate interest-bearing financial liabilities and their fair value. Floating rate interest-bearing financial liabilities and all trade and other receivables and payables, including derivatives financial instruments, have been excluded from the analysis as their carrying amounts are a reasonable approximation of their fair values:

Interest-bearing financial liabilities Million US dollar	2012 Carrying amount[1]	2012 Fair value	2011 Carrying amount[1]	2011 Fair value
Fixed rate
Argentinean peso	—	—	(2)	(2)
Brazilian real	(708)	(748)	(1 014)	(963)
Canadian dollar	(601)	(632)	(586)	(614)
Chinese yuan	—	—	(27)	(27)
Dominican peso	(16)	(16)	—	—
Euro	(9 076)	(9 870)	(6 231)	(6 805)
Guatemalan quetzal	—	—	(23)	(23)
Peruvian nuevo sol	—	—	(7)	(7)
Pound sterling	(2 233)	(2 894)	(2 120)	(2 690)
Swiss franc	(653)	(695)	(635)	(691)
US dollar	(28 487)	(34 440)	(23 151)	(28 784)

	(41 774)	(49 295)	(33 796)	(40 606)

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

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Fair value hierarchy 2012 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3
Financial Assets
Held for trading (non-derivatives)	6 736	—	—
Available for sale	—	91	—
Derivatives at fair value through profit and loss	17	346	—
Derivatives in a cash flow hedge relationship	16	124	—
Derivatives in a fair value hedge relationship	—	91	—
Derivatives in a net investment hedge relationship	15	30	—

	6 784	682	—
Financial Liabilities
Non-derivatives recognized at fair value	5	—	—
Deferred consideration on acquisitions at fair value	—	—	1 040
Derivatives at fair value through profit and loss	20	753	—
Derivatives in a cash flow hedge relationship	43	370	—
Derivatives in a fair value hedge relationship	—	34	—
Derivatives in a net investment hedge relationship	12	50	—

	80	1 207	1 040

[1]	“Carrying amount” refers to net book value as recognized in the balance sheet at each reporting date.

Fair value hierarchy 2011 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3
Financial Assets
Available for sale	—	103	—
Derivatives at fair value through profit and loss	42	726	—
Derivatives in a cash flow hedge relationship	11	239	—
Derivatives in a fair value hedge relationship	—	176	—
Derivatives in a net investment hedge relationship	9	69	—

	62	1 313	—
Financial Liabilities
Non-derivatives recognized at fair value	5	52	—
Derivatives at fair value through profit and loss	26	1 332	—
Derivatives in a cash flow hedge relationship	50	443	—
Derivatives in a fair value hedge relationship	—	7	—
Derivatives in a net investment hedge relationship	4	74	—

	85	1 908	—

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

NON-DERIVATIVE FINANCIAL LIABILITIES

As part of the shareholders agreement between Ambev and E. León Jimenes S.A., following the acquisition of Cervecería Nacional Dominicana S.A. (“CND”), a put and call option is in place which may result in Ambev acquiring additional shares in CND. As of 31 December 2012, the put option was valued 1 040m US dollar and recognized as a deferred consideration on acquisitions at fair value in “level 3” category above. No value was allocated to the call option – see also Note 6 – Acquisition and disposal of subsidiaries. The fair value of such deferred consideration is calculated based on commonly-used valuation techniques (i.e. net present value of future principal and interest cash flows discounted at market rate). These are based on market inputs from reliable financial information providers.

Fair values determined by reference to prices provided by reliable financial information providers are periodically checked for consistency against other pricing sources.

I.	SIGNIFICANCE OF FINANCIAL INSTRUMENTS FOR FINANCIAL PERFORMANCE

The note at hand discloses the different elements composing AB InBev’s position towards financial risk and instruments. The effect of AB InBev’s financial risk management on performance mainly materializes in the items of income, expense, gains or losses recognized in the income statement or in the gains and losses directly recognized in equity (see Note 11 Finance cost and income).

29.	OPERATING LEASES

Non-cancelable operating leases are payable and receivable as follows:

	2012
	Pub leases		Other operational leases			Net lease obligations
Million US dollar	Lessee	Sublease	Lessee	Sublease	Lessor
Less than one year	(117)	92	(124)	38	3	(108)
Between one and two years	(113)	88	(102)	29	2	(96)
Between two and three years	(109)	83	(86)	23	1	(88)
Between three and five years	(203)	155	(126)	32	1	(141)
More than five years	(831)	206	(269)	11	4	(879)

	(1 373)	624	(707)	133	11	(1 312)

	2011
	Pub leases		Other operational leases			Net lease obligations
Million US dollar	Lessee	Sublease	Lessee	Sublease	Lessor
Less than one year	(114)	89	(119)	34	5	(105)
Between one and two years	(110)	85	(95)	25	3	(92)
Between two and three years	(106)	81	(75)	20	2	(78)
Between three and five years	(199)	150	(97)	26	2	(118)
More than five years	(836)	198	(203)	10	3	(828)

	(1 365)	603	(589)	115	15	(1 221)

Following the sale of Dutch and Belgian pub real estate to Cofinimmo in October 2007, AB InBev entered into lease agreements of 27 years. These operating leases maturing in November 2034 represent an undiscounted obligation of 1 373m US dollar. The pubs leased from Cofinimmo are subleased for an average outstanding period of 6 to 8 years and represent an undiscounted right to receive 624m US dollar. These leases are subject to renewal after their expiration date. The impact of such renewal is not reported in the table above.

Furthermore, the company leases a number of warehouses, factory facilities and other commercial buildings under operating leases. The leases typically run for an initial period of five to ten years, with an option to renew the lease after that date. This represents an undiscounted obligation of 707m US dollar. Lease payments are increased annually to reflect market rentals. None of the leases include contingent rentals. Also in this category AB InBev has sublet some of the leased properties, representing an undiscounted right of 133m US dollar.

At 31 December 2012, 260m US dollar was recognized as an expense in the income statement in respect of operating leases as lessee (2011: 269m US dollar; 2010: 238m US dollar), while 145m US dollar was recognized as income in the income statement in respect of subleases (2011: 154m US dollar; 2010: 149m US dollar).

The company also leases out part of its own property under operating leases. At 31 December 2012, 7m US dollar was recognized as income in the income statement in respect of operating leases as lessor (2011: 8m US dollar; 2010: 9m US dollar).

30.	COLLATERAL AND CONTRACTUAL COMMITMENTS FOR THE ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT, LOANS TO CUSTOMERS AND OTHER

Million US dollar	2012	2011
Collateral given for own liabilities	628	540
Collateral and financial guarantees received for own receivables and loans to customers	36	34
Contractual commitments to purchase property, plant and equipment	415	689
Contractual commitments to acquire loans to customers	23	40
Other commitments	867	782

The collateral given for own liabilities of 628m US dollar at 31 December 2012 contains 270m US dollar cash guarantees. Such cash deposits are a customary feature associated with litigations in Brazil: in accordance with Brazilian laws and regulations a company may or must (depending on the circumstances) place a deposit with a bank designated by the court or provide other security such as collateral on property, plant and equipment. With regard to judicial cases, AB InBev has made the appropriate provisions in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets – see also Note 26 Provisions. In the company’s balance sheet the cash guarantees are presented as part of other receivables – see Note 20 Trade and other receivables. The remaining part of collateral given for own liabilities (358m US dollar) contains collateral on AB InBev’s property in favor of the excise tax authorities, the amount of which is determined by the level of the monthly excise taxes due, inventory levels and transportation risk, and collateral on its property, plant and equipment with regard to outstanding loans. To the extent that AB InBev would not respect its obligations under the related outstanding contracts or would lose the pending judicial cases, the collateralized assets would be used to settle AB InBev’s obligations.

To keep AB InBev’s credit risk with regard to receivables and loans to customers as low as possible collateral and other credit enhancements were obtained for a total amount of 36m US dollar at 31 December 2012. Collateral is held on both real estate and debt securities while financial guarantees are obtained from banks and other third parties.

AB InBev has entered into commitments to purchase property, plant and equipment for an amount of 415m US dollar at 31 December 2012.

In a limited number of countries AB InBev has committed itself to acquire loans to customers from banks at their notional amount if the customers do not respect their reimbursement commitments towards the banks. The total outstanding amount of such loans is 23m US dollar at 31 December 2012.

Other commitments amount to 867m US dollar at 31 December 2012 and mainly cover guarantees given to pension funds, rental and other guarantees.

As at 31 December 2012, M&A related commitments existed with respect to the combination with Grupo Modelo and in China.

On 29 June 2012, AB InBev and Grupo Modelo, S.A.B. de C.V. announced that they had entered into an agreement under which AB InBev will acquire the remaining stake in Grupo Modelo that it does not already own for 9.15 US dollar per share in cash in a transaction valued at 20.1 billion US dollar. The combination will be completed through a series of steps that will simplify Grupo Modelo’s corporate structure, followed by an all-cash tender offer by AB InBev for all outstanding Grupo Modelo shares that it will not own at that time. The transaction is subject to regulatory approvals in the U.S., Mexico and other countries and other customary closing conditions. Following the combination, 2 Grupo Modelo board members will join AB InBev’s Board of Directors, and they have committed, only upon tender of their shares, to invest an aggregate amount of 1.5 billion US dollar of their proceeds from the tender offer into shares of AB InBev to be delivered within 5 years via a deferred share instrument. Such investment will happen at the share price of 65 US dollar.

In a related transaction announced on 29 June 2012, Grupo Modelo will sell its existing 50% stake in Crown Imports, the joint venture that imports and markets Grupo Modelo’s brands in the U.S., to Constellation Brands for 1.85 billion US dollar, giving Constellation Brands 100% ownership and control.

As part of AB InBev’s acquisition of the 50% of Grupo Modelo it does not already own, on 14 February 2013, AB InBev announced that it agreed to sell Compañía Cervecera de Coahuila, Grupo Modelo’s state-of-the-art brewery in Piedras Negras, Mexico, and grant perpetual brand licenses to Constellation Brands, Inc. for 2.9 billion US dollar, subject to a post-closing adjustment. AB InBev and Constellation Brands have also agreed to a three-year transition services agreement to ensure the smooth transition of the operation of the Piedras Negras brewery.

On 21 September 2012 AB InBev entered into agreements to acquire majority participations in four breweries in China for an aggregate purchase price of approximately 400m US dollar. Subject to customary regulatory approvals, these acquisitions are expected to close in the first quarter of 2013.

31.	CONTINGENCIES[1]

The company has contingencies for which, in the opinion of management and its legal counsel, the risk of loss is possible but not probable and therefore no provisions have been recorded. The most significant contingencies are discussed below.

TAX MATTERS

As of 31 December 2012, AB InBev’s material tax proceedings mainly related to Ambev and its subsidiaries with a total estimated possible risk of loss of 10.8 billion Brazilian real (5.3 billion US dollar). As of 31 December 2011, the total estimated possible risk of loss amounted to 9.5 billion Brazilian real (5.1 billion US dollar).

Approximately 7.6 billion Brazilian real (3.7 billion US dollar) of the aforementioned total estimated possible risk related to income tax and social contributions and approximately 2.9 billion Brazilian real (1.4 billion US dollar) related to value added and excise taxes, of which the most significant are discussed below. As of 31 December 2011, the amounts related to income tax and social contributions and to value added and excise taxes were 7.0 billion Brazilian real (3.7 billion US dollar) and 2.2 billion Brazilian real (1.2 billion US dollar), respectively.

During the first quarter 2005, certain subsidiaries of Ambev received a number of assessments from Brazilian federal tax authorities relating to profits of its foreign subsidiaries. In December 2008, the Administrative Court decided on one of the tax assessments relating to earnings of Ambev’s foreign subsidiaries. This decision was partially favorable to Ambev, and in connection with the remaining part, Ambev filed an appeal to the Upper House of the Administrative Court and is awaiting its decision. With respect to another of the tax assessments relating to foreign profits, the Administrative Court rendered a decision favorable to Ambev in September 2011. After these decisions, Ambev management estimates the total exposures of possible losses in relation to these assessments to be approximately 2.6 billion Brazilian real (1.3 billion US dollar) as of 31 December 2012. Ambev has not recorded any provision in connection therewith.

In December 2011, Ambev received a tax assessment related to the goodwill amortization resulting from the Inbev Holding Brasil S.A. merger with Ambev. Ambev filed an appeal in June 2012 and awaits the administrative level decision (‘Conselho Administrativo de Recursos Fiscais do Ministério da Fazenda - CARF’). Ambev management estimates the amount of possible losses in relation to this assessment to be approximately 3.7 billion Brazilian real (1.8 billion US dollar) as of 31 December 2012. Ambev has not recorded any provision in connection therewith. In the event Ambev would be required to pay these amounts, Anheuser-Busch InBev SA/NV will reimburse Ambev the amount proportional to the benefit received by Anheuser-Busch InBev SA/NV pursuant to the merger protocol, as well as the respective costs.

Ambev and certain of its subsidiaries received a number of assessments from Brazilian federal tax authorities relating to the consumption of income tax losses in relation to company mergers. Ambev management estimates the total exposures of possible losses in relation to these assessments to be approximately of 522m Brazilian real (255m US dollar), as of 31 December 2012.

WARRANTS

Certain holders of warrants issued by Ambev in 1996 for exercise in 2003 proposed lawsuits to subscribe correspondent shares for an amount lower than Ambev considers as established upon the warrant issuance. In case Ambev loses the totality of these lawsuits, the issuance of 27 684 596 preferred shares and 6 881 719 common shares would be necessary. Ambev would receive in consideration funds that are materially lower than the current market value. This could result in a dilution of about 1% to all Ambev shareholders. Furthermore, the holders of these warrants are claiming that they should receive the dividends relative to these shares since 2003, approximately 367m Brazilian real (180m US dollar) in addition to legal fees. Ambev disputes these claims and intends to continue to vigorously defend its case.

ANTITRUST MATTERS

On 22 July 2009, CADE, the Brazilian antitrust authority issued its ruling in Administrative Proceeding No. 08012.003805/2004-1. This proceeding was initiated in 2004 as a result of a complaint filed by Schincariol (a South American brewery and beverage maker based in Brazil) and had, as its main purpose, the investigation of Ambev’s conduct in the market, in particular its customer loyalty program known as “Tô Contigo,” which is similar to airline frequent flyer and other mileage programs. During its investigation, the Secretariat of Economic Law of the Ministry of Justice (“SDE”) concluded that the program should be considered anticompetitive unless certain adjustments were made. These adjustments had already been substantially incorporated into the then-current version of the Program. The SDE opinion did not threaten any fines and recommended that the other accusations be dismissed. After the SDE opinion was issued, the proceeding was sent to CADE, which issued a ruling that, among other things, imposed a fine in the amount of 353m Brazilian real (174m US dollar). Ambev believes that CADE’s decision was without merit and thus has challenged it before the federal courts, which have ordered the suspension of the fine and other parts of the decision upon its posting of a guarantee. Ambev has already rendered a court bond (carta de fiança) for this purpose. According to the opinion of Ambev’s management, a loss is possible (but not probable), and therefore Ambev has not established a provision in its financial statements. This possible loss is expected to be limited to the aforementioned fine (which was 486m Brazilian Real (238m US dollar) as of 31 December 2012, reflecting accrued interests) and additional legal fees in connection with this matter. Ambev is also involved in other administrative proceedings before CADE and SDE, relating to the investigation of certain conduct, none of which the company believes contravenes applicable competition rules and regulations

[1]	Amounts have been converted to US dollar at the closing rate of the respective period.

In August 2011, the German Federal Cartel Office (Bundeskartellamt) launched an investigation against several breweries and retailers in Germany in connection with an allegation of anticompetitive vertical price maintenance by breweries vis-à-vis their trading partners in Germany. Depending on the outcome of the investigation, the company may face fines. The company is taking the appropriate steps in the pending proceedings but has not recorded any provisions for any potential fines at this point in time, as AB InBev management does not know whether the company will eventually face any such fines and, in any event, cannot at this stage reliably estimate the appropriate amount. In addition, the company cannot at this stage estimate the likely timing of the resolution of this matter.

2009 DISPOSITIONS PENSION LITIGATION

On 1 December 2009, AB InBev and several of its related companies were sued in Federal Court in the Eastern District of Missouri in a lawsuit styled Richard F. Angevine v. AB InBev, et al. The plaintiff sought to represent a class of certain employees of Busch Entertainment Corporation, which was divested on 1 December 2009, and the four Metal Container Corporation plants which were divested on 1 October 2009. He also sought to represent certain employees of any other subsidiary of Anheuser-Busch Companies, Inc. (ABC) that had been divested or may be divested during the 18 November 2008 and 17 November 2011 period. The lawsuit contained claims that the class was entitled to enhanced retirement benefits under sections 4.3 and 19.11(f) of the Anheuser-Busch Companies’ Salaried Employees’ Pension Plan (the “Plan”). Specifically, plaintiff alleged that the divestitures resulted in his “involuntarily termination” from “ABC and its operating division and subsidiaries” within three years after the 18 November 2008 ABC/InBev merger, which allegedly triggered the enhanced benefits under the Plan. The lawsuit claimed that by failing to provide the class members with these enhanced benefits, AB InBev, et al. breached their fiduciary duties under ERISA. The complaint sought punitive damages and attorneys’ fees. On 16 July 2010, the Court ruled that the claims for breach of fiduciary duty and punitive damages were not proper. The Court also found that Angevine did not exhaust his administrative remedies, which he must first do before filing a lawsuit. Angevine filed an appeal of this ruling with the Eighth Circuit Court of Appeals. On 22 July 2011, the Court of Appeals affirmed the decision of the lower court. No further appeals were filed.

On 15 September 2010, AB InBev and several of its related companies were sued in Federal Court for the Southern District of Ohio in a lawsuit entitled Rusby Adams et al. v. AB InBev et al. This lawsuit was filed by four employees of Metal Container Corporation’s facilities in Columbus, Ohio, Gainesville, Florida, and Ft. Atkinson, Wisconsin that were divested on 1 October 2009. Similar to the Angevine lawsuit, these plaintiffs seek to represent a class of participants of the Anheuser-Busch Companies’ Inc. Salaried Employees’ Pension Plan (the “Plan”) who had been employed by subsidiaries of Anheuser-Busch Companies, Inc. that had been or may be divested during the period of 18 November 2008 and 17 November 2011. The plaintiffs also allege claims similar to the Angevine lawsuit: (1) that they are entitled to benefits under section 19.11(f) of the Plan; and (2) that the denial of benefits was a breach of fiduciary duty. AB InBev believed that it has defenses to these claims, and filed a motion to dismiss. On April 25, 2011, the Court dismissed the breach of fiduciary duty claims, and the only remaining claim is for benefits under section 19.11(f). On 28 March 2012, the Court certified that the case could proceed as a class action comprised of former employees of the divested MCC operations. Merits briefing has been completed and we are awaiting a decision by the Court. On 9 January 2013, the Court granted our motion for Judgment on the Administrative Record. The plaintiffs appealed this decision on 2 February 2013.

On 10 January 2012, a class action complaint asserting claims very similar to those asserted in the Angevine lawsuit was filed in Federal Court for the Eastern District of Missouri, styled Nancy Anderson et al. v. Anheuser-Busch Companies Pension Plan et al. Unlike the Angevine case, however, the plaintiff in this matter alleges complete exhaustion of all administrative remedies. The company filed a motion to dismiss on 9 October 2012, which is still pending.

On 10 October 2012, another class action complaint was filed against Anheuser-Busch Companies, LLC, Anheuser-Busch Companies Pension Plan, Anheuser-Busch Companies Pension Plan Appeals Committee and the Anheuser-Busch Companies Pension Plans Administrative Committee. This complaint, filed in Federal Court in the Southern District of California, was amended on 12 October 2012. Like the other lawsuits, it claims that the employees of any divested assets were entitled to enhanced retirement benefits under section 19.11(f) of the Plan. However, it specifically excludes the divested Metal Container Corporation facilities that have been included in the Adams class action. On 6 November 2012, the plaintiffs filed a motion asking the court to move the Anderson case to California to join it with the Anderson case for discovery. The company filed a motion to dismiss/motion to transfer the case to Missouri on 12 November 2012. On 30 January 2013, the Court granted the motion to transfer, so this case will now proceed in Federal Court in Missouri.

32.	RELATED PARTIES

TRANSACTIONS WITH DIRECTORS AND EXECUTIVE BOARD MANAGEMENT MEMBERS (KEY MANAGEMENT PERSONNEL)

In addition to short-term employee benefits (primarily salaries) AB InBev’s executive board management members are entitled to post-employment benefits. More particular, members of the executive board management participate in the pension plan of their respective country – see also Note 24 Employee Benefits. Finally, key management personnel are eligible for the company’s share option; restricted stock and/or share swap program (refer Note 25 Share-based Payments). Total directors and executive board management compensation included in the income statement can be detailed as follows

	2012		2011		2010
Million US dollar	Directors	Executive board management	Directors	Executive board management	Directors	Executive board management
Short-term employee benefits	3	25	3	21	4	35
Post-employment benefits	—	2	—	3	—	2
Share-based payments	3	51	4	51	5	43

	6	78	7	75	9	80

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

JOINTLY CONTROLLED ENTITIES

AB InBev reports its interest in jointly controlled entities using the line-by-line reporting format for proportionate consolidation. Significant interests in joint ventures include two distribution entities in Canada, two entities in Brazil, one in China and one in UK. None of these joint ventures are material to the company. Aggregate amounts of AB InBev’s interest are as follows:

Million US dollar	2012	2011	2010
Non-current assets	129	129	113
Current assets	72	72	69
Non-current liabilities	154	162	99
Current liabilities	120	124	217
Result from operations	18	17	11
Profit attributable to equity holders of AB InBev	9	4	1

TRANSACTIONS WITH ASSOCIATES

AB InBev’s transactions with associates were as follows:

Million US dollar	2012	2011	2010
Gross profit	232	259	36
Current assets	14	6	8
Current liabilities	9	9	11

TRANSACTIONS WITH PENSION PLANS

AB InBev’s transactions with pension plans mainly comprise 11m US dollar other income from pension plans in US and 5m US dollar other income from pension plans in Brazil.

TRANSACTIONS WITH GOVERNMENT-RELATED ENTITIES

AB InBev has no material transactions with government-related entities.

33.	SUPPLEMENTAL GUARANTOR FINANCIAL INFORMATION

The following guarantor financial information is presented to comply with U.S. SEC disclosure requirements of Rule 3-10 of Regulation S-X.

The issuances or exchanges of securities described below are related to securities fully and unconditionally guaranteed by AB InBev SA/NV (the “Parent Guarantor SEC registered”) and also jointly and severally guaranteed by Anheuser-Busch Companies, LLC, Anheuser-Busch InBev Finance Inc., BrandBrew S.A., Brandbev S.à r.l. and Cobrew NV/SA (the “Subsidiary Guarantors”). In December 2012 the guarantee structure was amended to include Anheuser-Busch InBev Finance Inc. as a subsidiary guarantor for existing debt, who was also the issuer of new registered debt in January 2013, see Note 34 Events after the balance sheet date.

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

•

On 11 February 2011, Anheuser-Busch InBev Worldwide Inc. announced that it had filed a Registration Statement on Form F-4 with the United States Securities and Exchange Commission (“SEC”) seeking to undertake an exchange offer of (i) 1.25 billion US dollar principal amount of 7.2 % notes due 2014, (ii) 2.5 billion US dollar principal amount of 7.75 % notes due 2019, (iii) 1.25 billion US dollar principal amount of 8.2 % notes due 2039 (collectively the “January Notes”) and (iv) 1.55 billion US dollar principal amount of 5.375 % notes due 2014, (v) 1.0 billion US dollar principal amount of 6.875 % notes due 2019, and (vi) 0.45 billion US dollar principal amount of 8.0 % notes due 2039 (collectively the “May Notes”) . Anheuser-Busch InBev Worldwide would offer to exchange unregistered notes which have been privately issued under Rule 144A for freely tradable notes registered under the Securities Act of 1933 with otherwise substantially the same terms and conditions. The exchange offer closed on 14 March 2011.

•

On 19 May 2011, Anheuser-Busch InBev Worldwide Inc. announced that it has provided the holders of the 7.20% notes due 2014 (“Notes”) notice of its intention to redeem the outstanding 1.25 billion US dollar principal amount of the Notes, effective 20 June 2011. The Notes were originally issued on 12 January 2009 under the Base Indenture dated 12 January 2009 and the First Supplemental Indenture of the same date between Anheuser-Busch InBev Worldwide Inc. and The Bank of New York Mellon, as trustee. Such notes were exempt from registration under the Securities Act of 1933, as amended (“Securities Act”) and were voluntarily exchanged by Anheuser-Busch InBev Worldwide Inc. for freely tradable notes registered under the Securities Act with otherwise substantially identical terms and conditions in a tender offer that closed on 14 March 2011. The redemption closed on 20 June 2011.

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

•

On 16 July 2012, Anheuser-Busch InBev Worldwide Inc., issued 7.5 billion US dollar aggregate principal amount of bonds, consisting of 1.5 billion US dollar aggregate principal amount of fixed rate notes due 2015, 2.0 billion US dollar aggregate principal amount of fixed rate notes due 2017, 3.0 billion US dollar aggregate principal amount of fixed rate notes due 2022 and 1.0 billion US dollar aggregate principal amount of fixed rate notes due 2042. The notes will bear interest at an annual rate of 0.800% for the 2015 notes, 1.375% for the 2017 notes, 2.500% for the 2022 notes and 3.750% for the 2042 notes.

The following condensed consolidating financial information presents the Condensed Consolidating Statement of Financial Position as of 31 December 2012 and 2011, the Condensed Consolidating Income Statements and Condensed Consolidating Statements of Cash Flows for the years ended 31 December 2012, 2011 and 2010 of (a) AB InBev SA/NV (the “Parent Guarantor”), (b) Anheuser-Busch Worldwide Inc. (the Issuer), (c) the Subsidiary Guarantors, (d) the non-guarantor subsidiaries, (e) elimination entries necessary to consolidate the Parent with the issuer, the guarantor subsidiaries and the non-guarantor subsidiaries; and (e) the Company on a consolidated basis. Investments in consolidated subsidiaries are presented under the equity method of accounting. Separate financial statements and other disclosures with respect to the guarantor subsidiaries have not been provided as management believes the following information is sufficient, as the guarantor subsidiaries are 100% owned by the Parent and all guarantees are full and unconditional. Except as disclosed in Note 22 Changes in Equity and Earnings per Share, there are no restrictions on the Company’s ability to obtain funds from any of its direct or indirect wholly-owned subsidiaries through dividends, loans or advances.

CONDENSED CONSOLIDATING INCOME STATEMENT

For the year ended 31 December 2012 Million US dollar	AB InBev NV/SA	AB InBev Worldwide Inc	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total
Revenue	—	—	14 197	26 658	(1 097)	39 758
Cost of sales	(3)	—	(6 483)	(11 058)	1 097	(16 447)

Gross profit	(3)	—	7 714	15 600	—	23 311

Distribution expenses	—	—	(943)	(2 842)	—	(3 785)
Sales and marketing expenses	(89)	—	(1 591)	(3 578)	—	(5 258)
Administrative expenses	(352)	—	(273)	(1 562)	—	(2 187)
Other operating income/(expenses)	781	790	(1 316)	397	—	652

Profit from operations	337	790	3 591	8 015	—	12 733

Net finance cost	(66)	(2 370)	523	(293)	—	(2 206)

Share of result of associates	—	—	5	619	—	624
Profit before tax	271	(1 580)	4 119	8 341	—	11 151

Income tax expense	200	722	(1 322)	(1 317)	—	(1 717)
Profit	471	(858)	2 797	7 024	—	9 434

Income from subsidiaries	6 772	2 240	718	130	(9 860)	—
Profit	7 243	1 382	3 515	7 154	(9 860)	9 434

Attributable to:
Equity holders of AB InBev	7 243	1 382	3 515	4 963	(9 860)	7 243
Non-controlling interest	—	—	—	2 191	—	2 191

For the year ended 31 December 2011 Million US dollar	AB InBev NV/SA	AB InBev Worldwide Inc	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total
Revenue	—	—	13 412	26 688	(1 054)	39 046
Cost of sales	(2)	—	(6 510)	(11 177)	1 055	(16 634)

Gross profit	(2)	—	6 902	15 511	1	22 412

Distribution expenses	3	—	(427)	(2 889)	—	(3 313)
Sales and marketing expenses	(88)	—	(1 427)	(3 628)	—	(5 143)
Administrative expenses	(265)	—	(330)	(1 448)	—	(2 043)
Other operating income/(expenses)	671	(261)	(275)	282	(1)	416

Profit from operations	319	(261)	4 443	7 828	—	12 329

Net finance cost	(753)	(2 313)	484	(555)	—	(3 137)

Share of result of associates	—	—	7	616	—	623
Profit before tax	(434)	(2 574)	4 934	7 889	—	9 815

Income tax expense	(6)	1 116	(1 504)	(1 462)	—	(1 856)
Profit	(440)	(1 458)	3 430	6 427	—	7 959

Income from subsidiaries	6 295	3 172	992	2 695	(13 154)	—
Profit	5 855	1 714	4 422	9 122	(13 154)	7 959

Attributable to:
Equity holders of AB InBev	5 855	1 714	4 422	7 018	(13 154)	5 855
Non-controlling interest	—	—	—	2 104	—	2 104

For the year ended 31 December 2010 Million US dollar	AB InBev NV/SA	AB InBev Worldwide Inc	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total
Revenue	—	—	13 417	23 931	(1 051)	36 297
Cost of sales	—	—	(6 717)	(10 479)	1 045	(16 151)

Gross profit	—	—	6 700	13 452	(6)	20 146

Distribution expenses	—	—	(409)	(2 504)	—	(2 913)
Sales and marketing expenses	(34)	—	(1 376)	(3 302)	—	(4 712)
Administrative expenses	(270)	—	(373)	(1 317)	—	(1 960)
Other operating income/(expenses)	839	(358)	(380)	229	6	336

Profit from operations	535	(358)	4 162	6 558	—	10 897

Net finance cost	107	(1 955)	(796)	(1 092)	—	(3 736)

Share of result of associates	—	—	6	515	—	521
Profit before tax	642	(2 313)	3 372	5 981	—	7 682

Income tax expense	(116)	887	(1 501)	(1 190)	—	(1 920)
Profit	526	(1 426)	1 871	4 791	—	5 762

Income from subsidiaries	3 500	2 888	867	1 150	(8 405)	—
Profit	4 026	1 462	2 738	5 941	(8 405)	5 762

Attributable to:
Equity holders of AB InBev	4 026	1 462	2 738	4 205	(8 405)	4 026
Non-controlling interest	—	—	—	1 736	—	1 736

CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL POSITION

As at 31 December 2012 Million US dollar	AB InBev NV/SA	AB InBev Worldwide Inc	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total
ASSETS
Non-current assets
Property, plant and equipment	29	—	5 475	10 957	—	16 461
Goodwill	—	—	32 654	19 112	—	51 766
Intangible assets	405	—	21 663	2 303	—	24 371
Investments in subsidiaries	52 005	52 961	3 609	(1 459)	(107 116)	—
Investments in associates	—	—	56	7 034	—	7 090
Other non-current assets	817	365	33 479	5 689	(38 047)	2 303
	53 256	53 326	96 936	43 636	(145 163)	101 991

Current assets
Inventories	—	—	636	1 864	—	2 500
Trade and other receivables	925	1 257	2 470	5 318	(5 947)	4 023
Cash and cash equivalents	1 004	362	9 793	5 846	(9 954)	7 051
Investment securities	3 730	2 864	—	233	—	6 827
Other current assets	—	667	(528)	90	—	229
	5 659	5 150	12 371	13 351	(15 901)	20 630

Total assets	58 915	58 476	109 307	56 987	(161 064)	122 621

EQUITY AND LIABILITIES

Equity
Equity attributable to equity holders of AB InBev	41 142	15 619	74 844	16 654	(107 117)	41 142
Minority interest	—	—	10	4 289	—	4 299
	41 142	15 619	74 854	20 943	(107 117)	45 441

Non-current liabilities
Interest-bearing loans and borrowings	9 912	39 309	8 690	18 721	(37 681)	38 951
Employee benefits	7	—	2 281	1 411	—	3 699
Deferred tax liabilities	—	—	10 677	857	(366)	11 168
Other non-current liabilities	230	—	717	2 006	1	2 954
	10 149	39 309	22 365	22 995	(38 046)	56 772

Current liabilities
Interest-bearing loans and borrowings	2 157	3 081	2 761	1 004	(3 613)	5 390
Trade and other payables	877	467	4 286	11 000	(2 335)	14 295
Other current liabilities	4 590	—	5 041	1 045	(9 953)	723
	7 624	3 548	12 088	13 049	(15 901)	20 408

Total equity and liabilities	58 915	58 476	109 307	56 987	(161 064)	122 621

As at 31 December 2011 Million US dollar	AB InBev NV/SA	AB InBev Worldwide Inc	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total[1]
ASSETS
Non-current assets
Property, plant and equipment	30	—	5 852	10 140	—	16 022
Goodwill	—	—	32 654	18 648	—	51 302
Intangible assets	388	—	21 590	1 840	—	23 818
Investments in subsidiaries	51 842	50 868	5 150	6 826	(114 686)	—
Investments in associates	—	—	51	6 645	—	6 696
Other non-current assets	107	317	32 755	5 256	(36 169)	2 266
	52 367	51 185	98 052	49 355	(150 855)	100 104

Current assets
Inventories	—	—	601	1 865	—	2 466
Trade and other receivables	2 241	—	5 084	6 271	(9 475)	4 121
Cash and cash equivalents	5	744	4 769	5 266	(5 464)	5 320
Investment securities	—	—	—	103	—	103
Other current assets	—	972	—	181	(840)	313
	2 246	1 716	10 454	13 686	(15 779)	12 323

Total assets	54 613	52 901	108 506	63 041	(166 634)	112 427

EQUITY AND LIABILITIES

Equity
Equity attributable to equity holders of AB InBev	37 492	13 782	74 279	26 627	(114 688)	37 492
Minority interest	—	—	10	3 542	—	3 552
	37 492	13 782	74 289	30 169	(114 688)	41 044

Non-current liabilities
Interest-bearing loans and borrowings	8 167	35 518	11 934	14 786	(35 807)	34 598
Employee benefits	4	—	2 150	1 286	—	3 440
Deferred tax liabilities	—	—	10 840	756	(317)	11 279
Other non-current liabilities	491	—	785	1 189	(43)	2 422
	8 662	35 518	25 709	18 017	(36 167)	51 739

Current liabilities
Interest-bearing loans and borrowings	2 486	3 169	3 611	4 099	(7 806)	5 559
Trade and other payables	787	432	4 037	9 750	(1 669)	13 337
Other current liabilities	5 186	—	860	1 006	(6 304)	748
	8 459	3 601	8 508	14 855	(15 779)	19 644

Total equity and liabilities	54 613	52 901	108 506	63 041	(166 634)	112 427

[1]	Reclassified to conform to the 2012 presentation.

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the year ended 31 December 2012 Million US dollar	AB InBev NV/SA	AB InBev Worldwide Inc	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total
OPERATING ACTIVITIES
Profit	7 243	1 382	3 515	7 154	(9 860)	9 434
Depreciation, amortization and impairment	76	—	752	1 919	—	2 747
Net finance cost	66	2 370	(523)	293	—	2 206
Income tax expense	(200)	(722)	1 322	1 317	—	1 717
Investment income	(6 772)	(2 240)	(718)	(130)	9 860	—
Other items	77	—	147	(600)	—	(376)
Cash flow from operating activities before changes in working capital and use of provisions	490	790	4 495	9 953	—	15 728

Working capital and provisions	623	(283)	(653)	788	3	478
Cash generated from operations	1 113	507	3 842	10 741	3	16 206

Interest paid, net	(490)	(2 301)	1 253	(328)	—	(1 866)
Dividends received	4 743	500	843	78	(5 444)	720
Income tax paid	(3)	—	(786)	(1 003)	—	(1 792)
CASH FLOW FROM OPERATING ACTIVITIES	5 363	(1 294)	5 152	9 488	(5 441)	13 268

INVESTING ACTIVITIES
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	—	(14)	(86)	(1 312)	—	(1 412)
Acquisition of property, plant and equipment and of intangible assets	(111)	—	(356)	(2 797)	—	(3 264)
Net proceeds from sale/(acquisition) of investment in short-term debt securities	(3 717)	(2 863)	—	(122)	—	(6 702)
Net proceeds/(acquisition) of other assets	—	—	26	(3)	—	23
Net repayments/(payments) of loans granted	49	—	(1 424)	480	909	14
CASH FLOW FROM INVESTING ACTIVITIES	(3 779)	(2 877)	(1 840)	(3 754)	909	(11 341)

FINANCING ACTIVITIES
Intra-group capital reimbursements	984	90	2 089	(3 163)	—	—
Proceeds from borrowings	10 129	7 501	3 418	5 151	(7 736)	18 463
Payments on borrowings	(9 069)	(3 736)	(4 336)	(4 464)	6 791	(14 814)
Other financing activities	607	(67)	(623)	228	—	145
Dividends paid	(2 499)	—	(3 799)	(2 778)	5 444	(3 632)
CASH FLOW FROM FINANCING ACTIVITIES	152	3 788	(3 251)	(5 026)	4 499	162

Net increase/(decrease) in cash and cash equivalents	1 736	(383)	61	708	(33)	2 089
Cash and cash equivalents less bank overdrafts at beginning of year	(5 159)	745	4 767	4 959	—	5 312
Effect of exchange rate fluctuations	(156)	—	(68)	(159)	33	(350)

Cash and cash equivalents less bank overdrafts at end of year	(3 579)	362	4 760	5 508	—	7 051

For the year ended 31 December 2011 Million US dollar	AB InBev NV/SA	AB InBev Worldwide Inc	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total[1]
OPERATING ACTIVITIES
Profit	5 855	1 714	4 422	9 122	(13 154)	7 959
Depreciation, amortization and impairment	77	—	801	1 905	—	2 783
Net finance cost	753	2 313	(484)	555	—	3 137
Income tax expense	6	(1 116)	1 504	1 462	—	1 856
Investment income	(6 295)	(3 172)	(992)	(2 695)	13 154	—
Other items	46	—	124	(526)	—	(356)
Cash flow from operating activities before changes in working capital and use of provisions	442	(261)	5 375	9 823	—	15 379

Working capital and provisions	(573)	693	(34)	588	25	699
Cash generated from operations	(131)	432	5 341	10 411	25	16 078

Interest paid, net	(418)	(2 093)	797	(591)	1	(2 304)
Dividends received	4 887	1 000	512	250	(6 243)	406
Income tax paid	(5)	—	(680)	(1 009)	—	(1 694)

CASH FLOW FROM OPERATING ACTIVITIES	4 333	(661)	5 970	9 061	(6 217)	12 486

INVESTING ACTIVITIES
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	454	(7)	(234)	(238)	—	(25)
Acquisition of property, plant and equipment and of intangible assets	(88)	—	(302)	(2 986)	—	(3 376)
Net proceeds from sale/(acquisition) of investment in short-term debt securities	—	—	—	529	—	529
Net proceeds/(acquisition) of other assets	4	—	29	98	—	131
Net repayments/(payments) of loans granted	(8 903)	—	(9 899)	(2 804)	21 616	10
CASH FLOW FROM INVESTING ACTIVITIES	(8 533)	(7)	(10 406)	(5 401)	21 616	(2 731)

FINANCING ACTIVITIES
Intra-group capital reimbursements	4 343	(6 000)	(1 428)	3 085	—	—
Proceeds from borrowings	11 686	9 986	17 794	9 237	(31 412)	17 291
Payments on borrowings	(13 508)	(2 962)	(6 274)	(8 880)	9 775	(21 849)
Other financing activities	(56)	(181)	(968)	(145)	—	(1 350)
Dividends paid	(1 771)	—	(1 362)	(6 199)	6 244	(3 088)
CASH FLOW FROM FINANCING ACTIVITIES	694	843	7 762	(2 902)	(15 393)	(8 996)

Net increase/(decrease) in cash and cash equivalents	(3 506)	175	3 326	758	6	759
Cash and cash equivalents less bank overdrafts at beginning of year	(2 127)	570	1 562	4 492	—	4 497
Effect of exchange rate fluctuations	474	—	(121)	(291)	(6)	56

Cash and cash equivalents less bank overdrafts at end of year	(5 159)	745	4 767	4 959	—	5 312

[1]	Reclassified to conform to the 2012 presentation.

For the year ended 31 December 2010 Million US dollar	AB InBev NV/SA	AB InBev Worldwide Inc	Subsidiary Guarantors	Non-Guarantors	Eliminations	Total[1]
OPERATING ACTIVITIES
Profit	4 026	1 462	2 738	5 941	(8 405)	5 762
Depreciation, amortization and impairment	72	—	861	1 855	—	2 788
Net finance cost	(107)	1 955	795	1 093	—	3 736
Income tax expense	116	(887)	1 501	1 190	—	1 920
Investment income	(3 500)	(2 888)	(867)	(1 150)	8 405	—
Other items	43	—	316	(300)	—	59
Cash flow from operating activities before changes in working capital and use of provisions	650	(358)	5 344	8 629	—	14 265

Working capital and provisions	64	855	(998)	(183)	(31)	(293)
Cash generated from operations	714	497	4 346	8 446	(31)	13 972

Interest paid, net	(413)	(1 684)	50	(707)	(14)	(2 768)
Dividends received	104	5 600	662	7 988	(13 971)	383
Income tax paid	(3)	—	(826)	(853)	—	(1 682)

CASH FLOW FROM OPERATING ACTIVITIES	402	4 413	4 232	14 874	(14 016)	9 905

INVESTING ACTIVITIES
Acquisition of property, plant and equipment and of intangible assets	(68)	—	(210)	(2 066)	—	(2 344)
Net proceeds from sale/(acquisition) of investment in short-term debt securities	—	—	—	(604)	—	(604)
Net proceeds/(acquisition) of other assets	328	(15)	(148)	(312)	533	386
Net repayments/(payments) of loans granted	(10 168)	—	(17 776)	(1 490)	29 450	16
CASH FLOW FROM INVESTING ACTIVITIES	(9 908)	(15)	(18 134)	(4 472)	29 983	(2 546)

FINANCING ACTIVITIES
Intra-group capital reimbursements	11 536	(5 921)	—	(5 615)	—	—
Proceeds from borrowings	12 953	24 020	19 319	3 666	(32 645)	27 313
Payments on borrowings	(12 444)	(17 760)	(1 172)	(3 217)	2 990	(31 603)
Other financing activities	717	(2)	(1 022)	298	(534)	(543)
Dividends paid	(788)	(5 079)	(5 719)	(4 300)	13 962	(1 924)
CASH FLOW FROM FINANCING ACTIVITIES	11 974	(4 742)	11 406	(9 168)	(16 227)	(6 757)

Net increase/(decrease) in cash and cash equivalents	2 468	(344)	(2 496)	1 234	(260)	602

Cash and cash equivalents less bank overdrafts at beginning of year	(4 534)	914	4 036	3 245	—	3 661
Effect of exchange rate fluctuations	(61)	—	22	13	260	234

Cash and cash equivalents less bank overdrafts at end of year	(2 127)	570	1 562	4 492	—	4 497

34.	EVENTS AFTER THE BALANCE SHEET DATE

On 17 January 2013, Anheuser-Busch InBev Finance Inc., a subsidiary of AB InBev, issued 4.0 billion US dollar aggregated principal amount of bonds, consisting of 1.0 billion US dollar aggregated principal amount of fixed rate notes due 2016, 1.0 billion US dollar aggregated principal amount of fixed rate notes due 2018, 1.25 billion US dollar aggregated principal amount of fixed rate notes due 2023 and 0.75 billion US dollar aggregated principal amount of fixed rate notes due 2043. The notes will bear interest at an annual rate of 0.800% for the 2016 notes, 1.250% for the 2018 notes, 2.625% for the 2023 notes and 4.000% for the 2043 notes.

On 23 January 2013, AB InBev issued 500m euro aggregate principal amount of fixed rate notes due in 2033 and bearing interest at an annual rate of 3.250%.

On 25 January 2013, Anheuser-Busch InBev Finance Inc., a subsidiary of AB InBev, issued a private offering of notes in an aggregated principal amount of 1.2 billion Canadian dollar, consisting of 0.6 billion Canadian dollar aggregated principal amount of fixed rate notes due 2018 and 0.6 billion Canadian dollar aggregated principal amount of fixed rate notes due 2023. The notes will bear interest at an annual rate of 2.375% for the 2018 notes and 3.375% for the 2023 notes.

GRUPO MODELO

On 29 June 2012, AB InBev and Grupo Modelo, S.A.B. de C.V. announced that they had entered into an agreement under which AB InBev will acquire the remaining stake in Grupo Modelo that it does not already own for 9.15 US dollar per share in cash in a transaction valued at 20.1 billion US dollar. The combination will be completed through a series of steps that will simplify Grupo Modelo’s corporate structure, followed by an all-cash tender offer by AB InBev for all outstanding Grupo

[1]	Reclassified to conform to the 2012 presentation.

Modelo shares that it will not own at that time. In a related transaction, it was announced on 29 June 2012 that Grupo Modelo would sell its existing 50% stake in Crown Imports, the joint venture that imports and markets Grupo Modelo’s brands in the U.S., to Constellation Brands for 1.85 billion US dollar, giving Constellation Brands 100% ownership and control.

The transactions are subject to regulatory approvals in the U.S., Mexico and other countries and other customary closing conditions. On 20 July 2012, Grupo Modelo held a shareholders’ meeting at which a majority of the shareholders approved amendments to Grupo Modelo’s by-laws and other steps required in connection with the agreement under which AB InBev will acquire the remaining stake in Grupo Modelo.

On 31 January 2013, AB InBev announced that the U.S. Department of Justice (DOJ) filed an action seeking to block the proposed combination between AB InBev and Grupo Modelo.

On 14 February 2013, AB InBev and Constellation Brands, Inc. announced a revised agreement that establishes Crown Imports as the #3 producer and marketer of beer in the U.S. through a complete divestiture of Grupo Modelo’s U.S. business. The transaction establishes Crown as a fully owned entity of Constellation, and provides Constellation with independent brewing operations, Modelo’s full profit stream from all U.S. sales, and rights in perpetuity to the Grupo Modelo brands distributed by Crown in the U.S. As part of AB InBev’s acquisition of the 50% of Grupo Modelo it does not already own, AB InBev has agreed to sell Compañía Cervecera de Coahuila, Grupo Modelo’s state-of-the-art brewery in Piedras Negras, Mexico, and grant perpetual brand licenses to Constellation for 2.9 billion US dollar, subject to a post-closing adjustment. This price is based on an assumed 2012 EBITDA of 310m US dollar earned from manufacturing and licensing the Modelo brands for sale by the Crown joint venture, with an implied multiple of approximately 9 times. The sale of the brewery, which is located near the Texas border, would ensure independence of supply for Crown and provides Constellation with complete control of the production of the Modelo brands produced in Mexico and distributed by Crown in the U.S. AB InBev and Constellation Brands have also agreed to a three-year transition services agreement to ensure the smooth transition of the operation of the Piedras Negras brewery, which is fully self-sufficient, utilizes top-of-the-line technology and was built to be readily expanded to increase production capacity.

On 20 February 2013, AB InBev announced that it, Grupo Modelo, Constellation Brands and Crown Imports were engaged in discussions with the DOJ seeking to resolve the DOJ’s litigation challenging AB InBev’s proposed combination with Grupo Modelo. In connection with such discussions, the parties and the DOJ agreed to jointly approach the court to request a stay of all litigation proceedings until 19 March 2013, and the court approved the request for a stay of litigation on 22 February 2013. There can be no assurance that the discussions will be successful and the transactions remain conditioned on regulatory approvals in the U.S. and Mexico and other customary closing conditions.

35.	AB INBEV COMPANIES

Listed below are the most important AB InBev companies. A complete list of the company’s investments is available at AB InBev NV, Brouwerijplein 1, B-3000 Leuven, Belgium. The total number of companies consolidated (fully, proportional and equity method) is 352.

LIST OF MOST IMPORTANT FULLY CONSOLIDATED COMPANIES

NAME AND REGISTERED OFFICE OF FULLY CONSOLIDATED COMPANIES	% OF ECONOMIC INTEREST AS AT 31 DECEMBER 2012
ARGENTINA
CERVECERIA Y MALTERIA QUILMES SAICA y G - Charcas 5160 - Buenos Aires	61.87

BELGIUM
AB INBEV NV – Grote Markt 1 - 1000 - Brussel	Consolidating Company
BRASSERIE DE L’ABBAYE DE LEFFE S.A. - Place de l’Abbaye 1 - 5500 - Dinant	98.54
BROUWERIJ VAN HOEGAARDEN N.V. - Stoopkensstraat 46 - 3320 - Hoegaarden	100.00
COBREW N.V. - Brouwerijplein 1 - 3000 - Leuven	100.00
INBEV BELGIUM N.V. - Industrielaan 21 - 1070 - Brussel	100.00

BOLIVIA
CERVECERIA BOLIVIANA NACIONAL S.A. - Av. Montes 400 and Chuquisaca Street - La Paz	61.87

BRAZIL
CIA DE BEBIDAS DAS AMERICAS - AMBEV BRASIL - Rua Dr. Renato Paes de Barros, 1017, 4° Andar (parte), cj. 44 e 42 - Itaim Bibi, Sao Paulo	61.87

CANADA
LABATT BREWING COMPANY LIMITED - 207 Queen’s Quay West, Suite 299 - M5J 1A7 - Toronto	61.87

CHILE
CERVECERIA CHILE S.A. - Av. Presidente Eduardo Frei Montalva 9600 - Quilicura	61.87

CHINA
ANHEUSER-BUSCH INBEV (WUHAN) BREWING COMPANY LIMITED - Shangshou, Qin Duan Kou, Hanyang Area, Wuhan, Hubei Province	97.06
ANHEUSER-BUSCH INBEV HARBIN BREWERY COMPANY LIMITED - 20 Youfang Street - Xiangfang District - Harbin, Heilongjiang Province	100.00
ANHEUSER-BUSCH INBEV (ZHOUSHAN) BREWERY Co., Ltd. - No.1 Linggang Yi Road, Linggang industrial area, Dinghai District - Zhou Shan	100.00
INBEV BAISHA (HUNAN) BREWERY CO LTD - No. 304 Shao Shan Zhong Lu - Changsha	100.00
INBEV DOUBLE DEER GROUP CO LTD - 419 Wu Tian Street - Wenzhou	55.00
INBEV JINLONGQUAN (HUBEI) BREWERY CO LTD - 89 Chang Ning Street - Jingmen	60.00
INBEV JINLONGQUAN (XIAOGAN) BREWERY CO LTD - No. 198 Chengzhan Street - Xiaogan	60.00
INBEV KK (NINGBO) BREWERY CO LTD - Jinjiang Zhen, 315000 - Ningbo	100.00
INBEV SEDRIN BREWERY Co, Ltd - No.2 factory Xialin Cun, Chen Xiang district, PuTian City, Fujian Province	100.00
ANHEUSER-BUSCH INBEV (TAIZHOU) BREWERY CO., LTD. - 159, Qi Xia Dong Road - Cheng Guan, Tiantai County	100.00
ANHEUSER-BUSCH INBEV (NINGBO) BREWERY CO., LTD. - JinJiang Zhen,- 315000 - Ningbo, Zhejiang Province	100.00
ANHEUSER-BUSCH INBEV (NANJING) BREWERY CO., LTD.- Qi Li Qiao, Jiang Pu district, -211800- Nanjing	100.00

DOMINICAN REPUBLIC
CERVECERIA NACIONAL DOMINICANA, esquina formada por la Autopista 30 de Mayo – Km. 6-1/2 y calle San Juan Bautista, Santo Domingo, Distrito Nacional	32.19

ECUADOR
COMPAÑIA CERVECERA AMBEV ECUADOR S.A. - Av. Amazonas E4-69 y Av. Patria - Quito	61.87

FRANCE
AB - INBEV FRANCE S.A.S. 38 Allée Vauban 59110 La Madeleine	100.00

GERMANY
BRAUEREI BECK GmbH & CO. KG - Am Deich 18/19 - 28199 - Bremen	100.00
BRAUEREI DIEBELS GmbH & CO.KG - Brauerei-Diebels-Strasse 1 - 47661 - Issum	100.00
BRAUERGILDE HANNOVER AG - Hildesheimer Strasse 132 - 30173 - Hannover	100.00
HAAKE-BECK BRAUEREI GmbH & Co. KG - Am Deich 18/19 - 28199 - Bremen	99.96
HASSERÖDER BRAUEREI GmbH - Auerhahnring 1 - 38855 - Wernigerode	100.00
ANHEUSER-BUSCH INBEV GERMANY HOLDING GmbH - Am Deich 18/19 - 28199 - Bremen	100.00
SPATEN - FRANZISKANER - BRÄU GmbH - Marsstrasse 46 + 48 - 80335 - München	100.00

GRAND DUCHY OF LUXEMBURG
BRASSERIE DE LUXEMBOURG MOUSEL - DIEKIRCH - 1, Rue de la Brasserie - L-9214 - Diekirch	95.82

INDIA
CROWN BEERS INDIA LIMITED - #8-2-684/A, ROAD NO. 12 - BANJARA HILLS, HYDERABAD 500034 - ANDHRA PRADESH	100.00

PARAGUAY
CERVECERIA PARAGUAYA S.A. - Ruta Villeta KM 30 - Ypané	61.87

PERU
COMPANIA CERVECERA AMBEV PERU SAC - Av. Los Laureles Mz. A Lt. 4 del Centro Poblado Menor Santa Maria de s/n Huachipa - Lurigancho, Chosica City Lima 15	61.87

RUSSIA
OAO SUN INBEV - 28 Moscovskaya Street, Moscow region - 141600 - Klin	99.95

THE NETHERLANDS
INBEV NEDERLAND N.V. - Ceresstraat 1 - 4811 CA - Breda	100.00
INTERBREW INTERNATIONAL B.V. - Ceresstraat 1 - 4811 CA - Breda	100.00

UKRAINE
PJSC SUN InBev Ukraine - 30V Fizkultury St - 03680 - Kyiv	98.29

US
ANHEUSER-BUSCH COMPANIES, LLC. - One Busch Place - St. Louis, MO 63118	100.00
ANHEUSER-BUSCH INTERNATIONAL, INC. - One Busch Place - St. Louis, MO 63118	100.00
ANHEUSER-BUSCH PACKAGING GROUP, INC. - 3636 S. Geyer Road - Sunset Hills, MO 63118	100.00

UNITED KINGDOM
BASS BEERS WORLDWIDE LIMITED - Porter Tun House, 500 Capability Green - LU1 3LS - Luton	100.00
INBEV UK LTD - Porter Tun House, 500 Capability Green - LU1 3LS - Luton	100.00

URUGUAY
CERVECERIA Y MALTERIA PAYSSANDU S.A. - Rambla Baltasar Brum, 2933 - 11800 - Payssandu	61.87

LIST OF MOST IMPORTANT ASSOCIATED COMPANIES

NAME AND REGISTERED OFFICE OF ASSOCIATES	% OF ECONOMIC INTEREST AS AT 31 DECEMBER 2012
MEXICO
GRUPO MODELO S.A.B. de C.V. - Torre Acuario - Javier Barros Sierra No 555 - Piso 6 - Colonia Zedec Santa Fe - Delagacion Alvaro Obregon - 01210 México, D.F.	50.34

Information to our shareholders