Form 20-F
period 2013-12-31
Anheuser-Busch InBev S.A.
filed 2014-03-25
CIK 1140467

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 December 2013

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

Brouwerijplein 1, 3000 Leuven

Belgium

Telephone No.: + 32 16 27 61 11

Fax No.: + 32 16 50 61 11

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary shares without nominal value	New York Stock Exchange*
American Depositary Shares, each representing one ordinary share without nominal value	New York Stock Exchange
9.750% Notes due 2015 (November 2010)	New York Stock Exchange
Floating Rate Notes due 2014 (January 2011)	New York Stock Exchange
2.875% Notes due 2016 (January 2011)	New York Stock Exchange
4.375% Notes due 2021 (January 2011)	New York Stock Exchange
Floating Rate Notes due 2014 (July 2011)	New York Stock Exchange
1.500% Notes due 2014 (July 2011)	New York Stock Exchange
0.800% Notes due 2015 (July 2012)	New York Stock Exchange
1.375% Notes due 2017 (July 2012)	New York Stock Exchange
2.500% Notes due 2022 (July 2012)	New York Stock Exchange
3.750% Notes due 2042 (July 2012)	New York Stock Exchange
0.800% Notes due 2016 (January 2013)	New York Stock Exchange
1.250% Notes due 2018 (January 2013)	New York Stock Exchange
2.625% Notes due 2023 (January 2013)	New York Stock Exchange
4.000% Notes due 2043 (January 2013)	New York Stock Exchange
Floating Rate Notes due 2017 (January 2014)	New York Stock Exchange
Floating Rate Notes due 2019 (January 2014)	New York Stock Exchange
1.125% Notes due 2017 (January 2014)	New York Stock Exchange
2.150% Notes due 2019 (January 2014)	New York Stock Exchange
3.700% Notes due 2024 (January 2014)	New York Stock Exchange
4.625% Notes due 2044 (January 2014)	New York Stock Exchange

*	Not for trading, but in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

1,607,844,590 ordinary shares

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

GENERAL INFORMATION

In this annual report on Form 20-F (“Form 20-F”) references to:

•

“AB InBev,” “we,” “us” and “our” are, as the context requires, to Anheuser-Busch InBev SA/NV or Anheuser-Busch InBev SA/NV and the group of companies owned and/or controlled by Anheuser-Busch InBev SA/NV;

•	“AB InBev Group” are to Anheuser-Busch InBev SA/NV and the group of companies owned and/or controlled by Anheuser-Busch InBev SA/NV;

•	“Anheuser-Busch” are to Anheuser-Busch Companies, LLC and the group of companies owned and/or controlled by Anheuser-Busch Companies, LLC, as the context requires; and

•

“Ambev” are to Ambev S.A., a Brazilian company listed on the New York Stock Exchange and on the São Paulo Stock Exchange, and successor of Companhia de Bebidas das Américas—Ambev (as described in item “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ambev Stock Swap Merger”).

•	“Grupo Modelo” are to Grupo Modelo, S.A.B. de C.V. – a Mexican company listed on the Mexican Stock Exchange.

PRESENTATION OF FINANCIAL AND OTHER DATA

We have prepared our audited consolidated financial statements as of 31 December 2013 and 2012, and for the three years ended 31 December 2013, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). The financial information and related discussion and analysis contained in this item are presented in U.S. dollars except as otherwise specified. Unless otherwise specified, the financial information analysis in this Form 20-F is based on our audited consolidated financial statements as of 31 December 2013 and 2012, and for the three years ended 31 December 2013. Unless otherwise specified, all financial information included in this Form 20-F has been stated in U.S. dollars.

All references in this Form 20-F to (i) “euro” or “EUR” are to the common currency of the European Union, (ii) “U.S. dollar,” “$,” or “USD” are to the currency of the United States, (iii) “CAD” are to the currency of Canada, (iv) “R$”, “real” or “reais” are to the currency of Brazil, (v) “GBP” (pounds sterling) are to the currency of the United Kingdom, and (vi) “P$” (Mexican pesos) are to the currency of Mexico.

Unless otherwise specified, volumes, as used in this Form 20-F, include both beer and non-beer (primarily carbonated soft drinks) volumes. In addition, unless otherwise specified, our volumes include not only brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor, and third-party products that we sell through our distribution network, particularly in Western Europe. Our volume figures in this Form 20-F reflect 100% of the volumes of entities that we fully consolidate in our financial reporting and a proportionate share of the volumes of entities that we proportionately consolidate in our financial reporting, but do not include volumes of our associates or non-consolidated entities. Following the combination with Grupo Modelo, S.A.B. de C.V. (“Grupo Modelo”) we are fully consolidating Grupo Modelo in our financial reporting as of 4 June 2013 and are reporting the Grupo Modelo volumes in the reported volumes as of that date.

Certain monetary amounts and other figures included in this Form 20-F have been subject to rounding adjustments. Accordingly, any discrepancies in any tables between the totals and the sums of amounts listed are due to rounding.

See “Item 5. Operating and Financial Review—B. Significant Accounting Policies—Summary of Changes in Accounting Policies” for further information on how our accounting policies changed beginning on 1 January 2013.

PRESENTATION OF MARKET INFORMATION

Market information (including market share, market position and industry data for our operating activities and those of our subsidiaries or of companies acquired by us) or other statements presented in this Form 20-F regarding our position (or that of companies acquired by us) relative to our competitors largely reflect the best estimates of our management. These estimates are based upon information obtained from customers, trade or business organizations and associations, other contacts within the industries in which we operate and, in some cases, upon published statistical data or information from independent third parties. Except as otherwise stated, our market share data, as well as our management’s assessment of our comparative competitive position, has been derived by comparing our sales figures for the relevant period to our management’s estimates of our competitors’ sales figures for such period, as well as upon published statistical data and information from independent third parties, and, in particular, the reports published and the information made available by, among others, the local brewers’ associations and the national statistics bureaus in the various countries in which we sell our products. The principal sources generally used include Plato Logic Limited and AC Nielsen, as well as Beer Institute and SymphonyIRI (for the United States), the Brewers Association of Canada (for Canada), CCR (for Ecuador, Paraguay and Peru), CIES (for Bolivia), AC Nielsen (for Argentina, Brazil, Dominican Republic, Guatemala, Russia, Ukraine and Uruguay), Cámara Nacional de la Industria Cervecera y Malta (for Mexico), FECU (for Chile), Belgian Brewers (for Belgium), German Brewers Association (for Germany), Seema International Limited (for China), the British Beer and Pub Association (for the United Kingdom), Centraal Brouwerij Kantoor—CBK (for the Netherlands), Association des Brasseurs de France (for France), Associazione degli Industriali della Birra e del Malto (for Italy) and other local brewers’ associations. You should not rely on the market share and other market information presented herein as precise measures of market share or of other actual conditions.

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

•	limitations on our ability to contain costs and expenses;

•	our expectations with respect to expansion plans, premium growth, accretion to reported earnings, working capital improvements and investment income or cash flow projections;

•	our ability to continue to introduce competitive new products and services on a timely, cost-effective basis;

•	the effects of competition and consolidation in the markets in which we operate, which may be influenced by regulation, deregulation or enforcement policies;

•	changes in consumer spending;

•	changes in pricing environments;

•	volatility in the prices of raw materials, commodities and energy;

•	difficulties in maintaining relationships with employees;

•	regional or general changes in asset valuations;

•	greater than expected costs (including taxes) and expenses;

•

the risk of unexpected consequences resulting from acquisitions, including the combination with Grupo Modelo, joint ventures, strategic alliances, corporate reorganizations or divestiture plans, and our ability to successfully and cost-effectively implement these transactions and integrate the operations of businesses or other assets that we acquired, and the extraction of synergies from the Grupo Modelo combination;

•	the outcome of pending and future litigation, investigations and governmental proceedings;

•	natural and other disasters;

•	any inability to economically hedge certain risks;

•	inadequate impairment provisions and loss reserves;

•	technological changes and threats to cybersecurity;

•	other statements included in this annual report that are not historical; and

•	our success in managing the risks involved in the foregoing;

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

A. SELECTED FINANCIAL DATA

The selected historical financial information presented below as of 31 December 2013, 2012, 2011, 2010 and 2009, and for the five years ended 31 December 2013 has been derived from our audited consolidated financial statements, which were prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). Unless otherwise specified, all financial information included in this Form 20-F has been stated in U.S. dollars.

The selected historical financial information presented in the tables below should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements and the accompanying notes. The audited consolidated financial statements and the accompanying notes as of 31 December 2013 and 2012 and for the three years ended 31 December 2013 have been included in this Form 20-F.

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

	Year ended 31 December
	2013	2012(6)	2011(6)	2010	2009
	(USD million, unless otherwise indicated)
	(audited)
Income Statement Data
Revenue(1)	43,195	39,758	39,046	36,297	36,758
Profit from operations	20,443	12,747	12,346	10,897	11,569
Profit	16,518	9,325	7,859	5,762	5,877
Profit attributable to our equity holders	14,394	7,160	5,779	4,026	4,613

Weighted average number of ordinary shares (million shares)(2)	1,617	1,600	1,595	1,592	1,584
Diluted weighted average number of ordinary shares (million shares)(3)	1,650	1,628	1,614	1,611	1,593
Basic earnings per share (USD)(4)	8.90	4.48	3.62	2.53	2.91
Diluted earnings per share (USD)(5)	8.72	4.40	3.58	2.50	2.90
Dividends per share (USD)	2.83	2.24	1.55	1.07	0.55
Dividends per share (EUR)	2.05	1.70	1.20	0.80	0.38

	As of 31 December
	2013	2012(6)	2011(6)	2010	2009
	(USD million, unless otherwise indicated)
	(audited)
Financial Position Data
Total assets	141,666	122,621	112,427	114,342	112,525
Equity	55,308	45,453	41,056	38,799	33,171
Equity attributable to our equity holders	50,365	41,154	37,504	35,259	30,318
Issued capital	1,735	1,734	1,734	1,733	1,732

Other Data
Volumes (million hectoliters)	426	403	399	399	409

Notes:

(1)	Turnover less excise taxes and discounts. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to our customers (see “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Excise Taxes”).
(2)	Weighted average number of ordinary shares means, for any period, the number of shares outstanding at the beginning of the period, adjusted by the number of shares canceled, repurchased or issued during the period, including deferred share instruments, multiplied by a time-weighting factor.
(3)	Diluted weighted average number of ordinary shares means the weighted average number of ordinary shares, adjusted by the effect of share options issued.
(4)	Earnings per share means, for any period, profit attributable to our equity holders for the period divided by the weighted average number of ordinary shares.
(5)	Diluted earnings per share means, for any period, profit attributable to our equity holders for the period divided by the diluted weighted average number of ordinary shares.
(6)	2012 and 2011 as reported, adjusted to reflect the changes to the revised IAS 19 Employee Benefits (see “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Summary of Changes in Accounting Policies”).

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

Currently, disposable income is low in many of the developing countries in which we operate compared to disposable income in more developed countries. Any decrease in disposable income resulting from an increase in inflation, income taxes, the cost of living, unemployment levels, political or economic instability or other factors would likely adversely affect demand for beer. Moreover, because a significant portion of our brand portfolio consists of premium beers, our volumes and revenue may be impacted to a greater degree than those of some of our competitors, as some consumers may choose to purchase value or discount brands rather than premium or core brands. For additional information on the categorization of the beer market and our positioning, see “Item 4. Information on the Company—B. Business Overview—2. Principal Activities and Products—Beer.”

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

Although we report our consolidated results in U.S. dollars, in 2013, we derived approximately 64.6% of our revenue from operating companies that have non-U.S. dollar functional currencies (in most cases, in the local currency of the respective operating company). Consequently, any change in exchange rates between our operating companies’ functional currencies and the U.S. dollar will affect our consolidated income statement and balance sheet when the results of those operating companies are translated into U.S. dollars for reporting purposes. Decreases in the value of our operating companies’ functional currencies against the U.S. dollar will tend to reduce those operating companies’ contributions in dollar terms to our financial condition and results of operations. For example, in January 2014, the Argentinean peso underwent a severe devaluation, which is expected to decrease the company’s net assets in Argentina. The translation of results and cash flows of the company’s Argentinean operations are also expected to be impacted.

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

See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments” and note 29 to our audited financial information as of 31 December 2013 and 2012, and for the three years ended 31 December 2013, for further details on our approach to hedging commodity price and foreign currency risk.

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

On 26 February 2010, we entered into USD 17.2 billion of senior credit agreements, including a USD 13.0 billion senior facilities agreement (the “2010 Senior Facilities Agreement”) (of which USD 10.1 billion was ultimately drawn) that consisted of a USD 8.0 billion five-year revolving credit facility and a USD 5.0 billion three-year term facility. Effective 25 July 2011, we amended the terms of the 2010 Senior Facilities Agreement to provide for an extension of the USD 8.0 billion five-year revolving credit facility under the 2010 Senior Facilities Agreement. In connection with the amendment, we fully prepaid and terminated the USD 5.0 billion three-year term facility under the 2010 Senior Facilities Agreement. Effective 20 August 2013, we amended the terms of the USD 8.0 billion five-year revolving credit facility extending the provision of USD 7.2 billion to a revised maturity of July 2018. The terms of the 2010 Senior Facilities Agreement, as well as its intended use, are described under “Item 10. Additional Information—C. Material Contracts.”

In connection with the publicly-announced combination with Grupo Modelo, S.A.B. de C.V. (“Grupo Modelo”), we entered into a USD 14.0 billion senior facilities agreement (the “2012 Senior Facilities Agreement”) on 20 June 2012 that consisted of an 8.0 billion USD three-year term facility and a 6.0 billion USD term facility with a maximum maturity of two years from the funding date. In June 2013, we fully repaid the portion of the USD 14.0 billion 2012 Senior Facilities Agreement that was drawn for the combination with Grupo Modelo and terminated the USD 14.0 billion 2012 Senior Facilities Agreement.

We also access the bond markets from time to time based on our financing needs. For details of bond offerings in 2013 and the first quarter of 2014, see “Item 5. Operating and Financial Review—G. Liquidity and Capital Resources—Funding Sources—Borrowings.”

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

Priority has been given to deleveraging, with surplus free cash flow being used to reduce the level of outstanding debt. Deleveraging remains a priority and may restrict the amount of dividends we are able to pay.

In the absence of appropriate external growth opportunities and subject to maintaining an optimal capital structure, increasing cash flow generation should translate into increasing cash returned to shareholders, with dividends being a more predictable growing flow, balanced with share buy-back programs. Our objective is to achieve a long term dividend yield in line with other fast moving consumer goods companies, with low volatility consistent with the non-cyclical nature of our business. In the event of a significant acquisition, we may restrict temporarily the amount of dividends we pay in order to prioritize deleveraging and maintain an optimal capital structure.

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

Some of the debt we have issued or incurred was issued or incurred at variable interest rates, which exposes us to changes in such interest rates. As of 31 December 2013, after certain hedging and fair value adjustments, USD 4.4 billion, or 8.9%, of our interest-bearing financial liabilities (which include loans, borrowings and bank overdrafts) bore a variable interest rate, while USD 44.7 billion, or 91.1%, bore a fixed interest rate. Moreover, a significant part of our external debt is denominated in non-U.S. dollar currencies, including the euro, pounds sterling, Brazilian real and the Canadian dollar. Although we enter into interest rate swap agreements to manage our interest rate risk, and also enter into cross-currency interest rate swap agreements to manage both our foreign currency risk and interest-rate risk on interest-bearing financial liabilities, there can be no assurance that such instruments will be successful in reducing the risks inherent in exposures to interest rate fluctuations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments” and note 29 to our audited financial statements as of 31 December 2013 and 2012, and for the three years ended 31 December 2013, for further details on our approach to foreign currency and interest-rate risk.

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

We operate our business and market our products in certain countries that are less developed, have less stability in legal systems and financial markets, and are potentially more corrupt business environments than Europe and the United States, and therefore present greater political, economic and operational risks. Although we are committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to our business, there is a risk that the employees or representatives of our subsidiaries, affiliates, associates, joint-ventures or other business interests may take actions that violate applicable laws and regulations that generally prohibit the making of improper payments to foreign government officials for the purpose of obtaining or keeping business, including laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act. In respect of the U.S. Foreign Corrupt Practices Act, we have been informed by the U.S. Department of Justice and U.S. Securities and Exchange Commission that they are conducting an investigation into the relationships of our affiliates in India, including our non-consolidated Indian joint venture. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings.”

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

To a large extent, we are organized as a holding company and our operations are carried out through subsidiaries. Our domestic and foreign subsidiaries’ and affiliated companies’ ability to upstream or distribute cash (to be used, among other things, to meet our financial obligations) through dividends, intercompany advances, management fees and other payments is, to a large extent, dependent on the availability of cash flows at the level of such domestic and foreign subsidiaries and affiliated companies and may be restricted by applicable laws and accounting principles. In particular, 37.3% (USD 16.1 billion) of our total revenue of USD 43.2 billion in 2013 came from our Brazilian listed subsidiary Ambev S.A. (“Ambev”), which is not wholly owned and is listed on the São Paulo Stock Exchange and the New York Stock Exchange. In addition to the above, some of our subsidiaries are subject to laws restricting their ability to pay dividends or the amount of dividends they may pay. See “Item 5. Operating and Financial Review—G. Liquidity and Capital Resources—Transfers from Subsidiaries” and “Item 10. Additional Information—F. Dividends and Paying Agents” for further information in this respect.

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

A substantial proportion of our operations, representing approximately 52.0% of our 2013 revenue, are carried out in emerging markets, including Brazil (which represents 23.7% of our revenue), Argentina, China, Mexico, Russia, Bolivia, Paraguay, and Ukraine. We also have equity investments in brewers in China.

Our operations and equity investments in these markets are subject to the customary risks of operating in developing countries, which include potential political and economic uncertainty, application of exchange controls, nationalization or expropriation, crime and lack of law enforcement, political insurrection, external interference, financial risks, changes in government policy, political and economic changes, changes in the relations between the countries, actions of governmental authorities affecting trade and foreign investment, regulations on repatriation of funds, interpretation and application of local laws and regulations, enforceability of intellectual property and contract rights, local labor conditions and regulations. Such factors could affect our results by causing interruptions to our operations or by increasing the costs of operating in those countries or by limiting our ability to repatriate profits from those countries. Financial risks of operating in emerging markets also include risks of liquidity, inflation (for example, Brazil, Argentina and Russia have periodically experienced extremely high rates of inflation), devaluation (for example, the Brazilian and Argentine currencies have been devalued frequently during the last several decades, and the Argentinean peso underwent a severe devaluation in January 2014), price volatility, currency convertibility and country default. These various factors could adversely impact our business, results of operations and financial condition. Due to our geographic mix, these factors could affect us more than our competitors with less exposure to emerging markets, and any general decline in emerging markets as a whole could impact us disproportionately compared to our competitors.

Economic and political events in Argentina may adversely affect our Argentina operations.

We indirectly own 100% of the total share capital of a holding company with operating subsidiaries in Argentina and other South American countries, the net revenues of which corresponded to 4.6% of our total revenue and 3.6% of our EBITDA, as defined, for the year ended 31 December 2013. For our definition of EBITDA, as defined, see “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2013 Compared to the Year Ended 31 December 2012—EBITDA, as defined.” In the past, the Argentine economic and social situation has rapidly deteriorated, and may quickly deteriorate in the future; we cannot assure you that the Argentine economy will not rapidly deteriorate as it has in the past. The political instability, fluctuations in the economy, governmental actions concerning the economy of Argentina, the devaluation of the Argentine peso, inflation and deteriorating macroeconomic conditions in Argentina could indeed have a material adverse effect on our Latin America South operations, their financial condition and their results. In addition, if the economic or political situation in Argentina deteriorates, our Latin America South operations may be subject to additional restrictions under new foreign exchange, export repatriation or expropriation regimes that could adversely affect our liquidity and operations, and our ability to access such funds from Argentina. In January 2014, the Argentinean peso underwent a severe devaluation. The 2013 Argentinean full year results were translated at an average rate of 5.4466 Argentinean pesos per US dollar. The 2014 devaluation, and further devaluations in the future, if any, is expected to decrease the company’s net assets in Argentina, with a balancing entry in the equity of the company.

Political events in Ukraine may adversely affect our operations in Ukraine and in surrounding countries.

We indirectly own 98.3% of the total share capital of SUN InBev Ukraine OJSC in Ukraine, the net revenues of which corresponded to 1.0% of our total revenue and 0.2% of our EBITDA, as defined, for the year ended 2013. We also own and operate beer production facilities in Ukraine. Severe political instability threatens Ukraine following civilian riots, which began in November 2013, the ouster of the Ukrainian President in February 2014, and the subsequent military action in the destabilized country operating under a temporary government. Continued political instability, deteriorating macroeconomic conditions and actual or threatened military action in the region could have a material adverse effect on our subsidiaries’ operations in the region and on the results of operations of our Europe segment.

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

Our combination with Grupo Modelo has exposed us to risks related to the significant costs and potential difficulties in integration of Grupo Modelo into our existing operations and the extraction of synergies from the transaction.

Achieving the advantages of the combination with Grupo Modelo will depend partly on the rapid and efficient combination of our activities with Grupo Modelo, two companies of considerable size which functioned independently and were incorporated in different countries, with geographically dispersed operations, and with different business cultures and compensation structures.

The integration process involves inherent costs and uncertainties and there is no assurance that the combination with Grupo Modelo will achieve the anticipated business growth opportunities, cost savings, increased profits, synergies and other benefits we anticipate. We remain committed to delivering at least USD 1 billion in cost synergies by the end of 2016, with the majority of that by the end of 2015, and we believe the consideration paid for the combination with Grupo Modelo is justified, in part, by the business growth opportunities, cost savings, increased profits, synergies, revenue benefits and other benefits Grupo Modelo expects to achieve by combining its operations with ours. However, these expected business growth opportunities, cost savings, increased profits, synergies and other benefits may not develop, and the assumptions upon which we determined the consideration paid for the combination with Grupo Modelo may prove to be incorrect.

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

Obligations under the Modelo settlement agreement.

The settlement agreement we reached with the U.S. Department of Justice in relation to the combination with Grupo Modelo, includes a three-year transition services agreement to ensure the smooth transition of the operation of the Piedras Negras brewery as well as certain distribution guarantees for Constellation Brands, Inc. in the fifty states of the United States, the District of Columbia and Guam. Our compliance with our obligations under the settlement agreement is monitored by the U.S. Department of Justice and the Monitoring Trustee appointed by them. Were we to fail to fulfill our obligations under the settlement, whether intentionally or inadvertently, we could be subject to monetary fines. See “Item 10. Additional Information—C. Material Contracts—Grupo Modelo Settlement Agreement.”

An impairment of goodwill or other intangible assets would adversely affect our financial condition and results of operations.

We have recognized significant goodwill on our balance sheet through acquisitions. For example, as a result of the combination with Grupo Modelo in 2013, we recognized USD 19.6 billion of goodwill on our balance sheet and recorded several brands from the Grupo Modelo business (including brands in the Corona brand family among others) as intangible assets with indefinite life with a fair value of USD 4.7 billion. Similarly, as a result of the 2008 Anheuser-Busch acquisition, we recognized USD 32.9 billion of goodwill on our balance sheet and recorded several brands from the Anheuser-Busch business (including brands in the Budweiser brand family among others) as intangible assets with indefinite life with a fair value of USD 21.4 billion. As of 31 December 2013, goodwill amounted to USD 70.0 billion and intangible assets with indefinite life amounted to USD 27.6 billion. If our business does not develop as expected, impairment charges may be incurred in the future that could be significant and that could have an adverse effect on our results of operations and financial condition.

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

Media coverage, and publicity generally, can exert significant influence on consumer behavior and actions. If the social acceptability of beer or soft drinks were to decline significantly, sales of our products could materially decrease. In recent years, there has been increased public and political attention directed at the alcoholic beverage and food and soft drink industries. This attention is the result of health concerns related to the harmful use of alcohol, including drunk driving, excessive, abusive and underage drinking, as well as health concerns such as obesity and diabetes related to the overconsumption of food and soft drinks. Negative publicity regarding alcohol or soft drink consumption, publication of studies that indicate a significant health risk from consumption of alcohol or soft drinks, or changes in consumer perceptions in relation to alcohol or soft drinks generally could adversely affect the sale and consumption of our products and could harm our business, results of operations, cash flows or financial condition as consumers and customers change their purchasing patterns. For example in May 2013, the World Health Assembly endorsed the World Health Organization’s Global Action Plan for the Prevention and Control of Noncommunicable Diseases (NCDs) 2013–2020. The harmful use of alcohol has been cited as a risk factor for NCDs. The action plan for NCDs calls for at least a 10% relative reduction in the harmful use of alcohol, as appropriate, within national contexts.

As a further example, the Russian authorities have adopted legislative changes linked to concerns about the harmful use of alcohol. In 2012, Russia adopted bans on the sale of beer in kiosks and the sale of beer between the hours of 11:00 pm and 8:00 am, a ban on beer advertisements on television, internet, printed media, radio and outdoor beer advertisements and a further increase in excise taxes. Between 2009 and 2014, the beer excise rate increased six times—from RUB 3/liter (USD .09/liter) to RUB 18/liter (USD .55/liter). Other legislative proposals discussed in Russia include a ban on PET packaging and restriction of PET packaging, stricter regulations on the ingredients and definition of “beer” and, new labelling and health warning requirements, and an increase in the minimum drinking age. Similarly, in the Ukraine, the excise tax rate increased in 2013 from UAH 0.81/liter (USD .10/liter) to UAH 0.87/liter (USD .11/liter), and in early 2014, the government proposed a draft law with another excise increase of just over 8%, in line with estimated inflation. The Ukrainian government also continues to look at proposals such as banning the sale of beer in kiosks and other points of sale close to social institutions, banning beer advertising and further increasing excise taxes.

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

We are required to report greenhouse gas emissions, energy data and other related information to a variety of entities, and to comply with the wider obligations of the EU Emissions Trading Scheme (ETS). Potential risks might be incurred if we were not able to measure, track and disclose information accurately and in a timely manner, and the EU ETS could result in increased operational costs if we were unable to meet our compliance obligations and exceed emission allocations. There is also a risk of new environmental regulation in many geographies where we operate, including the EU and the U.S.

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

A number of our key brand names are both licensed to third-party brewers and used by companies over which we do not have control. For instance, Budweiser is licensed to third parties in, amongst other countries, Argentina, Japan, South Korea, Panama, Italy, Ireland and Spain. Stella Artois is licensed to third parties in Algeria, Australia, Bulgaria, Croatia, Czech Republic, Hungary, Israel, New Zealand, and Romania, and Corona is licensed to Constellation Brands, Inc. for marketing and sales in fifty states of the United States, the District of Columbia and Guam, as well as related production in Mexico for those marketing and sales efforts. Corona is also distributed by third parties in over 100 countries worldwide, including Australia and New Zealand. See “Item 4. Information on the Company—B. Business Overview—8. Licensing” for more information in this respect.

We monitor brewing quality to ensure our high standards. To the extent that one of these key brand names or our joint ventures, investments in companies in which we do not own a controlling interest and our licensees are subject to negative publicity, it could have a material adverse effect on our business, results of operations, cash flows or financial condition.

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

We are now and may in the future be party to legal proceedings and claims and significant damages may be asserted against us. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings” and “Item 5. Operating and Financial Review—H. Contractual Obligations and Contingencies—Contingencies” and note 32 to our audited consolidated financial statements as of 31 December 2013 and 2012, and for the three years ended 31 December 2013 for a description of certain material contingencies which we believe are reasonably possible (but not probable) to be realized. Given the inherent uncertainty of litigation, it is possible that we might incur liabilities as a consequence of the proceedings and claims brought against us, including those that are not currently believed by us to be reasonably possible.

Moreover, companies in the alcoholic beverage industry and soft drinks industry are, from time to time, exposed to collective suits (class actions) or other litigation relating to alcohol advertising, alcohol abuse problems or health consequences from the excessive consumption of alcohol and soft drinks. As an illustration, certain beer and alcoholic beverage producers from Brazil, Canada, Europe and the United States have been involved in class actions and other litigation seeking damages for, among other things, alleged marketing of alcoholic beverages to underage consumers. If any of these types of litigation were to result in fines, damages or reputational damage for us, this could have a material adverse effect on our business, results of operations, cash flows or financial position.

See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings” for additional information on litigation matters.

The beer and beverage industry may be subject to adverse changes in taxation.

Taxation on our beer and non-beer products in the countries in which we operate is comprised of different taxes specific to each jurisdiction, such as excise and other indirect taxes. In many jurisdictions, such excise and other indirect taxes make up a large proportion of the cost of beer charged to customers. Increases in excise and other indirect taxes applicable to our products either on an absolute basis or relative to the levels applicable to other beverages tend to adversely affect our revenue or margins, both by reducing overall consumption of our products and by encouraging consumers to switch to other categories of beverages. These increases also adversely affect the affordability of our products and our profitability. In 2013, Russia, Ukraine, Belgium and Peru increased beer excise taxes.

In Russia, between 2009 and 2014, the beer excise rate increased six times—from RUB 3/liter (USD .09/liter) to RUB 18/liter (USD .55/liter). Similarly, in the Ukraine, the excise tax rate increased in 2013 from UAH 0.81/liter (USD .10/liter) to UAH 0.87/liter (USD .11/liter), and in early 2014, the government proposed a draft law with another excise increase of just over 8%, in line with estimated inflation. Another relevant tax increase in Ukraine came into effect on 1 January 2011, when the water tax further increased by 65%. These tax increases have resulted in significant price increases in both countries, and continue to reduce our sales of beer. See “—Negative publicity, perceived health risks and associated government regulation may harm our business.

In the United States, the brewing industry is subject to significant taxation. The U.S. federal government currently levies an excise tax of USD 18 per barrel (equivalent to 1.1734776 hectoliters) on beer sold for consumption in the United States. All states also levy excise and/or sales taxes on alcoholic beverages. From time to time, there are proposals to increase these taxes, and in the future these taxes could increase. Increases in excise taxes on alcohol could adversely affect our United States business and its profitability. In 2013, Rhode Island increased its beer excise tax rate from USD 3 per barrel to USD 3.30 per barrel.

Minimum pricing is another form of fiscal regulation that can affect our company’s profitability. In 2012, the Scottish Government legislated to introduce a minimum unit price for alcoholic beverages. However, the implementation faces a delay, as the measure has been challenged in the Scottish courts and at the EU level. In November 2012, the UK Government published for consultation its own proposal to introduce a minimum unit price for alcoholic beverages, and Northern Ireland and the Republic of Ireland are also considering introducing a cross-border minimum unit price for alcoholic beverages; following the consultation, in July 2013, the UK government decided not to pursue minimum pricing. In October 2013, Northern Ireland and the Republic of Ireland decided to implement a cross-border minimum unit price for alcoholic beverages calculated on a sale price per gram of alcohol, although the question of legality under EU law remains to be determined.

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

On January 28, 2014, a subsidiary of our subsidiary Ambev acquired from us a 50% equity interest in Cerveceria Bucanero S.A., a Cuban company in the business of producing and selling beer. Consequently, we indirectly own, through our subsidiary Ambev, a 50% equity interest in Cerveceria Bucanero S.A. The other 50% equity interest is owned by the Government of Cuba. Cerveceria Bucanero S.A. is operated as a joint venture in which Ambev appoints the general manager. Cerveceria Bucanero S.A.’s main brands are Bucanero and Cristal. In 2013, Cerveceria Bucanero S.A. sold 1.3 million hectoliters, representing about 0.3% of our global volume of 426 million hectoliters for the year. Although Cerveceria Bucanero S.A.’s production is primarily sold in Cuba, a small portion of its production is exported to and sold by certain distributors in other countries outside Cuba (but not the United States). Cerveceria Bucanero S.A. also imports and sells in Cuba a quantity of Beck’s branded products produced by one of our German subsidiaries that is less than 5,000 hectoliters.

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

Our United States organization has approximately 4,300 hourly brewery workers represented by the International Brotherhood of Teamsters. Their compensation and other terms of employment are governed by collective bargaining agreements negotiated between the company and the Teamsters. The current collective bargaining agreements were scheduled to expire on February 28, 2014, but have been renewed to March 31, 2014. We are currently negotiating with the Teamsters concerning the terms of new collective bargaining agreements. We and the Teamsters have jointly announced that we expect to reach new agreements in a timely manner.

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

The cost of some of our insurance policies could increase in the future. In addition, some types of losses, such as losses resulting from wars, acts of terrorism, or natural disasters, generally are not insured because they are either uninsurable or it is not economically practical to obtain insurance. Moreover, insurers recently have become more reluctant to insure against these types of events. In addition to maintaining insurance policies to cover various risks, we also use self-insurance in certain areas. Should an uninsured loss (self-insured risks) or a loss in excess of insured limits occur, this could adversely impact our business, results of operations and financial condition.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

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

As of 31 December 2013, our controlling shareholder (Stichting Anheuser-Busch InBev) owned 41.24% of our voting rights (and Stichting Anheuser-Busch InBev and certain other entities acting in concert with it held, in the aggregate, 52.20% of our voting rights), in each case based on the number of our shares outstanding on 31 December 2013 (see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders”). Stichting Anheuser-Busch InBev has the ability to effectively control or have a significant influence on the election of our Board of Directors and the outcome of corporate actions requiring shareholder approval, including dividend policy, mergers, share capital increases, going-private transactions and other extraordinary transactions. See “Item 10. Additional Information—B. Memorandum and Articles of Association and Other Share Information—Description of the Rights and Benefits Attached to Our Shares” for further information in this respect.

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

We are the world’s largest brewer by volume and one of the world’s top five consumer products companies. As a consumer-centric, sales-driven company, we produce, market, distribute and sell a strong, balanced portfolio of well over 200 beer brands. These include global brands Budweiser, Corona (except in the United States) and Stella Artois; international brands such as Beck’s, Leffe and Hoegaarden; and many local brands such as Bud Light and Michelob Ultra in the United States, Corona Light, Modelo Especial, Modelo Light, Negra Modelo, Victoria and Pacifico in Mexico, Skol, Brahma and Antarctica in Brazil, Quilmes in Argentina, Jupiler in Belgium and the Netherlands, Hasseröder in Germany, Klinskoye and Sibirskaya Korona in Russia, Chernigivske in Ukraine, Harbin and Sedrin in China. We also produce and distribute soft drinks, particularly in Latin America.

Our brewing heritage and quality are rooted in brewing traditions that originate from the Den Hoorn brewery in Leuven, Belgium, dating back to 1366, and those of Anheuser & Co. brewery, established in 1852 in St. Louis, U.S.A. As of 31 December 2013, we employed approximately 155,000 people, with operations in 24 countries across the world. Given the breadth of our operations, we are organized along different business segments, which, with the exception of Global Export & Holding Companies, correspond to geographic regions in which our operations are based, and we also call “zones”.

As of 31 December 2013, we had eight business segments: North America, Mexico, Latin America North (including Brazil, the Dominican Republic, Guatemala), Latin America South (including Bolivia, Paraguay, Uruguay, Argentina, Chile, Ecuador and Peru), Western Europe (including Cuba), Central & Eastern Europe, Asia Pacific and Global Export & Holding Companies. Mexico became a separate business segment and zone upon completion of the combination with Grupo Modelo in 2013, and our business segments underwent several additional shifts in early 2014. Effective 1 January 2014, we created a single Europe zone by combining two pre-existing zones: Western Europe and Central & Eastern Europe. As part of this process, our interest in our joint venture in Cuba is being moved from the Western Europe Zone to the Latin America North Zone. As a result, at the time of filing this Form 20-F, we have seven business segments: North America, Mexico, Latin America North, Latin America South, Europe, Asia Pacific and Global Export & Holding Companies.

We have significant brewing operations within the developed markets of North America (which accounted for 28.7% of our consolidated volumes for the year ended 31 December 2013) and Western Europe (which accounted for 6.7% of our consolidated volumes for the year ended 31 December 2013).

We also have significant exposure to developing markets in Latin America North (which accounted for 28.0% of our consolidated volumes in the year ended 31 December 2013), Asia Pacific (which accounted for 15.4% of our consolidated volumes in the year ended 31 December 2013), Latin America South (which accounted for 8.7% of our consolidated volumes in the year ended 31 December 2013), Mexico (which accounted for 5.3% of our consolidated volumes in the year ended 31 December 2013), and Central & Eastern Europe (which accounted for 4.5% of our consolidated volumes for the year ended 31 December 2013).

Our 2013 volumes (beer and non-beer) were 425.9 million hectoliters and our revenue amounted to USD 43.2 billion.

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

History and Development of the Company

Our roots can be traced back to Den Hoorn in Leuven, which began making beer in 1366. In 1717 Sébastien Artois, master brewer of Den Hoorn, took over the brewery and renamed it Sébastien Artois. In 1987, the two largest breweries in Belgium merged: Brouwerijen Artois NV, located in Leuven, and Brasserie Piedboeuf SA, founded in 1853 and located in Jupille, resulting in the formation of Interbrew SA. Interbrew operated as a family owned business until December 2000, the time of its initial public offering on Euronext Brussels. The period since the listing of Interbrew on Euronext Brussels has been marked by increasing geographical diversification.

A significant event in our history was the combination of Interbrew and Ambev, a Brazilian company listed (and currently still listed) on the New York Stock Exchange and on the São Paulo Stock Exchange, resulting in the creation of InBev.

The creation of Ambev consisted of the combination of two Brazilian beer companies, Brahma and Antarctica, and was carried out over the course of 1999 and 2000. In 2003, Ambev acquired its initial interest in Quilmes Industrial S.A., which is now 100% owned by Ambev, and in 2004 the combination between Interbrew and Ambev was completed. As of 31 December 2013, we had a 61.9% voting and economic interest in Ambev.

On 13 July 2008, InBev and Anheuser-Busch announced their agreement to combine the two companies by way of an offer by InBev of USD 70 per share in cash for all outstanding shares of Anheuser-Busch. The total amount of funds necessary to consummate the 2008 Anheuser-Busch acquisition was approximately USD 54.8 billion, including the payment of USD 52.5 billion to shareholders of Anheuser-Busch. As a result of the merger, we changed our name to Anheuser-Busch InBev SA/NV and announced a plan to reduce debt taken on for the Anheuser-Busch combination by means of a formal divestiture program.

Anheuser-Busch previously participated in a strategic alliance with Tsingtao, one of the largest brewers in China. Through the 2008 Anheuser-Busch acquisition, we acquired Anheuser-Busch’s 27% economic ownership interest and a 20% voting interest in

Tsingtao. On 30 April 2009, we completed the sale of a 19.9% minority stake in Tsingtao to Asahi Breweries, Ltd. On 8 May 2009, we announced that we had entered into an agreement with a private investor, Mr. Chen Fashu, to sell our remaining 7% stake in Tsingtao. On 5 June 2009, we announced that the transaction had closed.

On 24 July 2009, we completed the sale of our South Korean subsidiary, Oriental Brewery, to an affiliate of Kohlberg Kravis Roberts & Co. L.P. for USD 1.8 billion, which resulted in USD 1.5 billion of cash proceeds and receipt of a USD 0.3 billion note receivable at closing. On 12 March 2010, the note receivable was sold for USD 0.3 billion in cash. Under the terms of the agreement, we continued our relationship with Oriental Brewery through granting Oriental Brewery exclusive licenses to distribute certain brands in South Korea including Budweiser, Bud Ice and Hoegaarden, and by having an ongoing interest in Oriental Brewery through an agreed earn-out. In addition, we retained the right, but not the obligation, to reacquire Oriental Brewery five years after the closing of the transaction based on predetermined financial terms. On 20 January 2014, we announced our reacquisition of Oriental Brewery as described in greater detail below.

On 29 September 2009, we completed the sale of our Tennent’s Lager brand and associated trading assets in Scotland, Northern Ireland and the Republic of Ireland (part of InBev UK Limited) to C&C Group plc for a total enterprise value of GBP 180 million (USD 298 million).

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

On 2 December 2009, we completed the sale of our Central European operations to CVC Capital Partners for an enterprise value of USD 2.2 billion, of which USD 1.6 billion was cash, USD 448 million was received as an unsecured deferred payment obligation with a six-year maturity and USD 165 million represents the estimated value to minorities. Under the terms of the agreement, our operations in Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Hungary, Montenegro, Romania, Serbia and Slovakia were sold. On 15 July 2011, the deferred payment obligation, including accrued interest, was sold for USD 0.5 billion in cash. At the time of the 2009 sale to CVC Capital Partners, we also received additional rights under a Contingent Value Right Agreement to a future payment that was contingent on CVC’s return on its initial investments. On 15 June 2012, CVC sold the business to Molson Coors Brewing Company for an aggregate consideration of EUR 2.65 billion (USD 3.65 billion). We believe that as a result of the sale to Molson, the return earned by CVC Capital Partners triggered our right to a further payment under the CVR Agreement. On 25 October 2012, CVC Capital Partners issued proceedings against us in the English Commercial Court in relation to the CVR Agreement and sought a declaration that the return it received following the sale to Molson did not trigger our right to payment. We served our defense and counterclaim on 19 December 2012. The amount we are able to recover will depend on discovery and calculation criteria explored at trial in March 2014.

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

On 11 May 2012, Ambev and E. León Jimenes S.A. (“ELJ”), which owned 83.5% of Cervecería Nacional Dominicana S.A. (“CND”), entered into a transaction to form a strategic alliance to create the leading beverage company in the Caribbean through the combination of their businesses in the region. Ambev’s initial indirect interest in CND was acquired through a cash payment of USD 1.0 billion and the contribution of Ambev Dominicana. Separately, Ambev Brazil acquired an additional stake in CND of 9.3%, which was owned by Heineken N.V., for USD 237 million at the closing date. During 2012 and 2013, Ambev acquired additional stakes from other minority holders. As of 31 December 2013, Ambev owns a total indirect interest of 55.0% in CND.

On 27 April 2013, we completed a transaction to acquire four breweries in China with a total capacity of approximately 9 million hectoliters. The aggregate purchase price was approximately USD 439 million.

On 4 June 2013, we announced the completion of our combination with Grupo Modelo in a transaction valued at USD 20.1 billion. The combination was the natural next step given our economic stake of more than 50% in Grupo Modelo prior to the transaction and the successful long-term partnership between the two companies. The combined company benefits from the significant growth potential that Modelo brands such as Corona have globally outside of the US, as well as locally in Mexico, where there will also be opportunities to introduce our brands through Modelo’s distribution network. The combination was completed through a series of steps that simplified Grupo Modelo’s corporate structure, followed by an all-cash tender offer by us for all outstanding Grupo Modelo shares that it did not own at that time for USD 9.15 per share. By 4 June 2013 and following the settlement of the tender offer, we owned approximately 95% of Grupo Modelo’s outstanding shares. We established and funded a trust to accept further tender of shares by Grupo Modelo shareholders at a price of USD 9.15 per share over a period of up to 25 months from the completion of the combination. As of 31 December 2013, we owned approximately 96% of Grupo Modelo’s outstanding shares.

In a transaction related to the combination with Grupo Modelo, select Grupo Modelo shareholders purchased a deferred share entitlement to acquire the equivalent of approximately 23.1 million AB InBev shares, to be delivered within five years, for consideration of approximately USD 1.5 billion. This investment occurred on 5 June 2013.

On 7 June 2013, in a transaction related to the combination with Grupo Modelo, Grupo Modelo completed the sale of its United States business to Constellation Brands, Inc. for approximately USD 4.75 billion, in aggregate, subject to a post-closing adjustment, which will be paid by Constellation Brands, Inc. no later than 7 June 2014. The post-closing adjustment is approximately USD 558 million. The transaction included the sale of Grupo Modelo’s Piedras Negras brewery, Grupo Modelo’s 50% stake in Crown Imports and perpetual rights to certain of Grupo Modelo’s brands in the United States. As a consequence, we have granted Constellation Brands, Inc. the exclusive right to market and sell Corona and certain other Modelo brands in the fifty states of the United States, the District of Columbia and Guam.

On 20 January 2014, we announced an agreement whereby we will reacquire Oriental Brewery, the leading brewer in South Korea, from KKR and Affinity Equity Partners. The enterprise value for the transaction is USD 5.8 billion, and as a result of an agreement entered into with KKR and Affinity Equity Partners in 2009, we will receive approximately USD 320 million in cash at closing from this transaction, subject to closing adjustments according to the terms of the transaction. This agreement returns Oriental Brewery to our portfolio after we sold the company in July 2009, following the combination of InBev and Anheuser-Busch in support of the company’s deleveraging target. We will reacquire Oriental Brewery earlier than July 2014, as we were originally entitled to do under the terms of the 2009 transaction, drawing on existing liquidity to fund the acquisition. The closing of this transaction is subject to regulatory approval in South Korea as well as other customary closing conditions, and is expected to close in the first half of 2014.

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

Strengths

We believe that the following key strengths will drive the realization of our strategic goals and reinforce our competitive position in the marketplace:

Global platform with strong market positions in key markets

We are the world’s largest brewer and believe we hold leading positions in the majority of our key markets. We have strong market positions based on strong brands and the benefits of scale. We believe this positions us well to deploy significant resources in sales and marketing to build and maintain our brands, achieve attractive sourcing terms, generate cost savings through centralization and operate under a lean cost structure. Our global reach provides us with a strong platform to grow our global and international brands, while developing local brands tailored to regional tastes. We benefit from a global distribution network which, depending on the location, is either owned by us or is based on strong partnerships with wholesalers and local distributors.

We believe that in 2013 the approximate industry volumes and our approximate market shares by volume in seven of the world’s ten largest beer markets by volume are as follows:

	Total industry volume (million hectoliters)(1)	Our estimated market share (%)(1)
China	442.9	14.1%
United States	234.3	47.2%
Brazil	122.1	67.9%
Mexico	65.4	58.4%
Russia	76.7	15.1%
Germany	82.8	8.8%
United Kingdom	44.4	17.2%

Note:

(1)	Total industry volume figures are based on total beer industry sales or consumption volumes in the relevant market, except for the China volume figures, which are based on total industry production volumes, and both Russia and Brazil volume figures, which are based on retail audits. Sources: China—Seema International Limited; United States—Beer Institute and SymphonyIRI; Brazil—AC Nielsen Audit Total Trade; Mexico—Cámara Nacional de la Industria Cerveceria y Malta; Russia—AC Nielsen Audit Off Trade; Germany—German Brewers Association (GBA); United Kingdom—British Beer and Pub Association.

We have been the global leader in the brewing industry by volume for the past six years. Measured by EBITDA, as defined, for 2013, we are ranked among the top five consumer products companies worldwide. We have significant positions in the United States and Brazil, two of the most stable and profitable beer markets in the world, and in China, the world’s largest beer market by volume. Management believes that it can realize significant upside potential by continuing to roll out Anheuser-Busch InBev’s brands using our global distribution platform.

Geographic diversification

Our geographically diversified platform balances the growth opportunities of developing markets with the stability and strength of developed markets. With significant operations in both the Southern and Northern Hemispheres, we benefit from a natural hedge against market, economic and seasonal volatility. Developed markets represented approximately 48% of our 2013 revenue and developing markets represented 52% of our 2013 revenue.

Strong brand portfolio with global brands, international brands and local brands

With well over 200 brands, of which 17 have an estimated retail sales value of over USD 1 billion, we believe our portfolio is the strongest in the industry. Six of our brands—Bud Light, Budweiser, Corona, Skol, Stella Artois and Brahma—are ranked among the Global Top Ten most valuable beer brands by BrandZ™.

As dedicated and successful brand builders, we invest the majority of our resources and efforts in those brands with the greatest growth and profit potential, which we call our focus brands:

•	Global brands: Budweiser, Corona and Stella Artois

•	International brands: Beck’s, Hoegaarden and Leffe

•	Local brands—brands that lead in their respective markets

Our strategy is to focus our attention on the core to premium brands. As a result, we undertake clear brand choices and seek to invest in those brands that build deep connections with consumers and meet their needs. We seek to replicate our successful brand initiatives and best practices across geographic markets.

Focus brands are those in which we invest the majority of our resources (money, people, and attention). They are a small group of brands which we believe have the best growth potential within each relevant consumer group. These focus brands include our three global brands, our international brands and selected local brands.

Focus brands represented 69% of our own beer volume in 2013 and declined by 0.9% in 2013, driven by challenging macro-economic conditions in a number of our markets. Our global brands grew 4.7% in 2013, led by growth in Budweiser and Corona of 6.4% and 3.9%, respectively.

Strong innovation and brand development capabilities

As a consumer-centric, sales-driven company, we continue to strive to understand the values, lifestyles and preferences of both today’s and tomorrow’s consumers, building fresh appeal and competitive advantage through innovative products and services tailored to meet those needs. We believe that consumer demand can be best anticipated by a close relationship between our innovation and insight teams in which current and expected market trends trigger and drive research processes. Successful examples of recently developed products include Bud Light Platinum, Bud Light Lime Lime-A-Rita and Straw-Ber-Rita and Budweiser Black Crown (United States), Brahma 0,0% and Skol Beats Extreme (Brazil), Quilmes “Night” (Argentina), Stella Artois Cidre (United Kingdom and United States), Leffe Royale (Belgium), Franziskaner Royal (Germany), Sibirskaya Korona Tri Khmelya (Russia) and Budweiser Supreme (China).

We believe that our internal excellence programs are one of our main competitive advantages. We have established an integrated marketing and sales execution program, the “World Class Commercial Program,” which is designed to continuously improve the quality of our sales and marketing capabilities and processes by ensuring they are understood and consistently followed.

Strict financial discipline

World-class efficiency has been, and remains, a long-term objective across all lines of business and markets as well as under all economic circumstances. Avoiding unnecessary costs is a core competency within our culture. We distinguish between “non-working” and “working” expenses, the latter having a direct impact on sales volumes or revenues. Across our business, we have implemented programs aimed at reducing non-working expenses, given that they are incurred independently from sales volumes or revenues and without immediate benefit to customers or consumers. By maintaining strict financial discipline and turning non-working expenses into working expenses, our “Cost—Connect—Win” model aims to fund sustainable sales and marketing efforts throughout an economic cycle in order to connect with our customers and win by achieving long-term, profitable growth. We have a number of group-wide cost efficiency programs in place, including:

•

Zero-Based Budgeting or ZBB: Under ZBB, budget decisions are unrelated to the previous year’s levels of expenditure and require justification starting from a zero base each year. Employee compensation is closely tied to delivering on zero-based budgets. ZBB has been successfully introduced into all of our major markets, as well as our global headquarters.

•

Voyager Plant Optimization or VPO: VPO aims to bring greater efficiency and standardization to our brewing operations and to generate cost savings, while at the same time improving quality, safety and the environment. VPO also entails assessment of our procurement processes to maximize purchasing power and to help us achieve the best results when purchasing a range of goods and services. Behavioral change towards greater efficiencies is at the core of this program, and comprehensive training modules have been established to assist our employees with the implementation of VPO in their daily routines.

In addition, we have set up business service centers across our zones which focus on transactional and support activities within our group. The centers help standardize working practices and identify and disseminate best practices.

Experienced management team with a strong track record of delivering synergies through business combinations

During the last two decades, our management (or the management of our predecessor companies) has executed a number of merger and acquisition transactions of varying sizes, with acquired businesses being successfully integrated into our operations, realizing significant synergies. Notable examples include:

•

the creation of Ambev in 2000 through the combination of Brahma and Antarctica. Between 2000 and 2004, operating income after financial income and financial expense increased from 332 million reais (USD 142 million) to 2,163 million reais (USD 923 million);

•	the acquisition of Beck’s in 2002, which today is the number one German beer in the world, with distribution in over 80 countries. Beck’s is brewed in various countries;

•	the combination of Ambev and Quilmes in 2003, where Quilmes’ operating profit increased substantially from 2003 to 2008;

•	Ambev gaining control of Labatt in 2004, where profitability increased by approximately 10% within the first three years;

•	the creation of InBev in 2004, through the combination of Ambev and Interbrew, where operating profit margin has increased from 11.9% on a standalone basis in 2003 to 22.7% in 2008; and

•	our successful combination with Anheuser-Busch in November 2008. Between 2008 and 2011, we delivered against the announced synergy target of USD 2.25 billion.

•

In June 2013 we successfully completed our combination with Grupo Modelo and have quickly started to realize the benefits from the combination. By the end of 2013, we realized cost synergies of approximately USD 460 million, with approximately USD 385 million being delivered since the combination, and an additional USD 75 million being delivered prior to the closing as a result of best practice sharing. We remain committed to delivering at least USD 1 billion in cost synergies by the end of 2016, with the majority of that by the end of 2015. We also remain on track to deliver USD 500 million of working capital improvements in the first two years after closing.

Our strong track record also extends to successfully integrating portfolios of brands such as Budweiser and Stella Artois into our global distribution network, including leveraging Ambev’s distribution channels in Latin America.

Strategy

Our strategy is based on our dream to be “the Best Beer Company in a Better World”

The guiding principle for our strategy is a dream to be “the Best Beer Company in a Better World” by uniting strong brand development, sales execution and best-in-class efficiency with the role of a responsible global corporate citizen. The “Best Beer Company” element relates primarily to our aim of maintaining highly profitable operations in all markets with leading brands and market positions where we operate. The term “Better World” articulates our belief that all stakeholders will benefit from good corporate citizenship, finding its expression in our work to promote responsible enjoyment of our products, protecting the environment and giving back to the communities in which we operate. We discourage consumers from excessive or underage drinking and drinking and driving through marketing campaigns and program initiatives, often in partnership with governments and community organizations, as well as ensuring that our marketing is directed to legal age consumers, as outlined in our Responsible Marketing and Communications Code.

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

First, we aim to grow our revenue ahead of the benchmark of industry volume growth plus inflation, on a country by country basis.

•	We aim to grow our revenue through strong consumer preference for our brands, continued premiumization of our brand portfolio, and sales and marketing investment.

•	We seek to win new consumers and secure their long term loyalty.

•	In a rapidly changing marketplace, we focus on understanding consumer needs and aim to achieve high levels of brand preference by delivering on those needs.

•	We intend to further strengthen brand innovation in order to stay ahead of market trends and maintain consumer appeal.

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

•

We leverage social media platforms to reach out to existing and potential consumers. Social media is becoming increasingly important to the development of our brands, and has become an important platform in building connections with digitally savvy, legal drinking age consumers.

Second, we strive to continuously improve efficiency by unlocking the potential for variable and fixed cost savings.

•

We aim to maintain long-term cost increases at below inflation, benefiting from the application of cost efficiency programs such as Zero-Based Budgeting and Voyager Plant Optimization, internal and external benchmarking, as well as from our scale.

•	We aim to leverage the Global Procurement Center, located in Belgium, to generate further cost savings and build on our supplier relationships to bring new ideas and innovation to our business.

•

Our management believes cost savings are not yet fully realized across all geographies, and will continue to share best practices across all functions, as well as benchmark performance externally against other leading companies.

•

A combination of revenue growth ahead of the industry and inflation, a more premium brand mix, and cost increases below inflation should enable us to deliver on our commitment to long term margin enhancement.

Finally, we will continue to exercise strict financial discipline in the generation and use of cash.

•

We have consistently demonstrated our ability to generate significant operating cash flow from growth in our operating activities, tight working capital management and a disciplined approach to capital expenditure.

•	Following our combination with Anheuser-Busch in 2008, we focused on deleveraging the company and reached our optimal capital structure by the end of 2012, in line with our commitment.

•	While organic growth is the focus for our management, we will continue to drive external growth as and when appropriate opportunities arise.

•

Our management has repeatedly demonstrated its ability to successfully integrate acquisitions and generate significant cost synergies and revenue growth opportunities. External growth is a core competency and will remain an opportunity in the future.

•

In the absence of appropriate external growth opportunities, surplus cash flow should be returned to shareholders with dividends being a more predictable growing flow, balanced with share buyback programs. Our goal is to reach a dividend yield in line with other large capitalization consumer goods companies, and with low volatility consistent with the non-cyclical nature of our business.

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

We produce, market, distribute and sell a strong, balanced portfolio of well over 200 beer brands and have a global footprint with a balanced exposure to mature and emerging markets and production facilities spread across our zones.

Our production and distribution facilities and other assets are predominantly located in the same geographical areas as our consumers. We set up local production when we believe that there is substantial potential for local sales that cannot be addressed in a cost efficient manner through exports or third-party distribution into the relevant country. Local production also helps us to reduce, although it does not eliminate, our exposure to currency movements.

The table below sets out the main brands we sell in the markets listed below.

Market	Global brands	International brands	Local brands
North America
Canada	Budweiser, Corona, Stella Artois	Beck’s, Hoegaarden, Leffe	Beer: Alexander Keith’s, Bass, Bud Light, Kokanee, Labatt, Lakeport, Lucky, Oland
United States	Budweiser, Stella Artois	Beck’s, Hoegaarden, Leffe	Beer: Bass, Bud Light, Busch, Goose Island, Michelob, Natural Light, Shock Top
Mexico	Budweiser Corona	—	Beer: Bud Light, Modelo Especial, Victoria, Pacifico, Negra Modelo
Latin America
Argentina	Budweiser, Stella Artois	Hoegaarden, Leffe	Beer: Andes, Brahma, Norte, Patagonia, Quilmes Soft drinks: 7UP, Pepsi, H2OH!
Bolivia	Stella Artois	—	Beer: Ducal, Paceña, Taquiña Soft drinks: 7UP, Pepsi
Brazil	Budweiser, Stella Artois	Hoegaarden, Leffe	Beer: Antarctica, Bohemia, Brahma, Skol Soft drinks: Guaraná Antarctica, Pepsi
Chile	Budweiser, Stella Artois	—	Beer: Baltica, Becker, Brahma
Dominican Republic	Corona, Budweiser	—	Beer: Brahma, Presidente Soft drinks: Pepsi, 7UP, Red Rock
Ecuador	Budweiser	—	Beer: Brahma
Guatemala	Corona, Budweiser	—	Beer: Brahva
Paraguay	Budweiser, Stella Artois	—	Beer: Baviera, Brahma, Ouro Fino, Pilsen
Peru	Corona, Stella Artois	—	Beer: Brahma, Zenda Soft drinks: Concordia, Pepsi, 7UP, Triple Kola
Uruguay	Budweiser, Stella Artois	—	Beer: Pilsen, Norteña, Patricia Soft drinks: 7UP, Pepsi, H20h
Europe
Belgium	Budweiser, Stella Artois	Beck’s, Hoegaarden, Leffe	Beer: Belle-Vue, Jupiler, Vieux Temps
France	Budweiser, Corona, Stella Artois	Beck’s, Hoegaarden, Leffe	Beer: Belle-Vue, Boomerang, Loburg
Germany	—	Beck’s	Beer: Diebels, Franziskaner, Haake-Beck, Hasseröder, Löwenbräu, Spaten, Gilde
Luxembourg	Stella Artois	Beck’s, Hoegaarden, Leffe	Beer: Diekirch, Jupiler, Mousel
Netherlands	Stella Artois	Beck’s, Hoegaarden, Leffe	Beer: Dommelsch, Jupiler, Hertog Jan
United Kingdom	Budweiser, Stella Artois	Beck’s, Hoegaarden, Leffe	Beer: Bass, Boddingtons, Brahma, Whitbread, Mackeson
Italy	Budweiser, Corona, Stella Artois	Beck’s, Hoegaarden, Leffe	Beer: Franziskaner, Löwenbräu, Spaten
Spain	Corona, Stella Artois	Leffe, Beck’s	Beer: Franziskaner
Russia	Bud, Stella Artois	Hoegaarden, Leffe	Beer: Bagbier, Brahma, Klinskoye, Löwenbräu, Sibirskaya Korona, T, Tolstiak
Ukraine	Bud, Stella Artois	Hoegaarden, Leffe	Beer: Chernigivske, Rogan, Yantar
Asia Pacific
China	Budweiser, Stella Artois	Beck’s, Hoegaarden, Leffe	Beer: Double Deer, Harbin, Jinling, Jinlongquan, KK, Sedrin, Shiliang

The table below sets out our sales broken down by business segment for the periods shown:

	2013		2012		2011
Market	Revenue(1) (USD million)	Revenue (% of total)	Revenue(1) (USD million)	Revenue (% of total)	Revenue(1) (USD million)	Revenue (% of total)
North America	16,023	37.1%	16,028	40.3%	15,304	39.2%
Mexico(2)	2,769	6.4%	—	—	—	—
Latin America North(3)	10,877	25.2%	11,268	28.3%	11,350	29.1%
Latin America South(3)	3,269	7.6%	3,209	8.1%	2,878	7.4%
Western Europe	3,620	8.4%	3,625	9.1%	3,945	10.1%
Central & Eastern Europe	1,445	3.3%	1,668	4.2%	1,755	4.5%
Asia Pacific	3,354	7.8%	2,690	6.8%	2,317	5.9%
Global Export & Holding Companies	1,839	4.2%	1,270	3.2%	1,496	3.8%

Total	43,195	100.00%	39,758	100%	39,046	100%

Notes:

(1)	Gross revenue (turnover) less excise taxes and discounts. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to our customers.
(2)	Following the combination with Grupo Modelo we are fully consolidating Grupo Modelo in our financial reporting as of 4 June 2013 and are reporting the Grupo Modelo revenue in the reported revenue as of that date. Grupo Modelo results are reported according to their geographical presence in the following segments: the Mexico beer and packaging businesses are reported in the new Zone Mexico, the Spanish business is reported in the Zone Western Europe and the Export business is reported in the Global Export and Holding Companies segment.
(3)	Peru and Ecuador were transferred from the Latin America North zone to the Latin America South zone on 1 January 2013. The figures for both zones reflect this allocation.

For a discussion of changes in revenue, see “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2013 Compared to the Year Ended 31 December 2012—Revenue” and “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2012 Compared to the Year Ended 31 December 2011—Revenue.”

The table below sets out the breakdown between our beer and non-beer volumes and revenue. Based on our actual historical financial information for these periods, our non-beer activities accounted for 11.0% of consolidated volumes in 2013, 11.9% of consolidated volumes in 2012, and 11.5% of consolidated volumes in 2011. In terms of revenue, our non-beer activities generated 9.5% of consolidated revenue in 2013, compared to 9.7% in 2012 and 11.0% in 2011 based on our actual historical financial information for these periods.

	Beer(3)			Non-Beer(4)			Consolidated
	2013	2012	2011	2013	2012	2011	2013	2012	2011
Volume(1) (million hectoliters)	379	355	353	47	48	46	426	403	399
Revenue(2) (USD million)	39,080	35,914	34,747	4,115	3,844	4,299	43,195	39,758	39,046

Notes:

(1)	Volumes include not only brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network, particularly in Western Europe.
(2)	Gross revenue (turnover) less excise taxes and discounts. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to our customers.
(3)	The beer category includes flavored malt beverages, sold as part of the Bud Light family.
(4)	The non-beer category includes soft drinks and certain other beverages, such as Stella Artois Cidre.

Beer

We manage a portfolio of well over 200 brands of beer. Our beer portfolio is divided into global brands, international brands and local brands. Our brands are our foundation and the cornerstone of our relationships with consumers. We invest in our brands to create a long-term, sustainable and competitive advantage, by meeting the various needs and expectations of consumers and by developing leading brand positions around the globe.

On the basis of quality and price, beer can be differentiated into the following categories:

•	Premium or high-end brands;

•	Core brands; and

•	Value, discount or sub-premium brands.

Our brands are positioned across all these categories. For instance, a global brand like Stella Artois generally targets the premium category across the globe, while a local brand like Natural Light targets the value category in the United States. In the United States, Bud Light targets the premium light or mainstream category, which is equivalent to the core category in other markets. We have a particular focus on core to premium categories, but will be present in the value segment if the market structure in a particular country necessitates.

We make clear category choices and, within those categories, clear brand choices. Examples of these choices include the focus on the core Quilmes brand in Argentina, on the core category in Brazil, on the light and premium categories in Canada, on core and premium brands in Russia and on the international premium, domestic premium and core categories in China. The majority of our resources are directed to our “focus brands,” those brands that we believe have the greatest growth potential in their relevant consumer categories. In 2013, our focus brands accounted for 69% of our volume.

In the early 2000s, we observed a trend where the premium category drove growth in the beer industry. Based on this trend, we established a strategy to select focus brands in certain markets (such as our North America, Western Europe and Central & Eastern Europe zones) within the core and premium categories. Consumer preferences can change over time, especially in the face of challenging economic circumstances, such as those faced in many markets between 2008 and 2013. However, we believe we are well placed to deal with short-term trend changes from a portfolio perspective, while continuing our long-standing strategy of accelerating growth in the core and premium beer categories. We aim to continue our strategy of focusing on selected brands, which seeks to address consumers’ desire to trade up from value to core and from core to premium. For example, our United States business saw positive brand mix growth in 2011, 2012 and 2013 as a result of this strategy.

Some of our recent innovations have stretched beyond typical beer occasions, such as Stella Artois Cidre in the United Kingdom and the United States, and Bud Light Lime or Lime-A-Rita in the United States. These innovations are designed to grow the beer category and improve beer’s share of throat versus other alcoholic beverage categories, by addressing changing consumer trends and preferences, including, for example, a preference for sweeter tasting liquids with higher alcohol content. We have also continued to expand our global portfolio of non-alchohol beverages, including, for example, the launch of Jupiler Force and Hoegaarden 0.0 in Belgium for consumers who prefer non-alcohol alternatives.

Our portfolio includes three global brands with worldwide distribution:

•

Budweiser, which we consider to be the United States’ first truly national beer brand, had an 8.0% share of the U.S. market (based on Beer Marketer’s Insights estimates). Budweiser is our number one global flagship brand with global volumes returning to growth in 2010 after many years of decline. This trend continued in 2011, 2012 and 2013, mainly due to the brand’s strong growth in China and the launch of Budweiser in Russia and Brazil. Global Budweiser volumes grew 6.4% in 2013, and the brand accounted for 9.2% of our total company volumes. Budweiser sold outside the United States now represents over 51.0% of global Budweiser volume, driven by strong growth in China, a sharp volume increase in Bud sales in Russia, and gains in the premium segment in Brazil. Budweiser has confirmed its sponsorship of the 2014, 2018 and 2022 FIFA World CupsTM.

•

Corona, the best-selling Mexican beer in the world and the leading beer brand in Mexico. Corona is available in more than 180 countries and is the leading imported premium beer in 38 countries. In 2013, it was ranked number four in the BrandzTM list of most valuable beer brands worldwide. We have granted Constellation Brands, Inc. the exclusive right to market and sell Corona and certain other Modelo brands in fifty states of the United States, the District of Columbia and Guam.

•

Stella Artois, the number one Belgian beer in the world according to Plato Logic Limited. Stella currently is distributed in over 80 countries worldwide and has strong global potential. The brand can rely on a heritage dating back to our foundations in 1366. Stella Artois is a premium lager. Building upon the strength of the brand in the United Kingdom, we launched Stella Artois Cidre in 2011 and Stella Artois Cidre Pear in 2012. In the United States, Stella Artois Cidre was launched in 2013.

In addition, we have international brands, which increasingly transcend the distinction between global and local. Our international brands include:

•

Beck’s, the world’s No. 1 German beer, is renowned for uncompromising quality. It is brewed today, just as it was in 1873, with a rigorous brewing process and a recipe using only four natural ingredients. Beck’s adheres to the strictest quality standards of the German Reinheitsgebot (Purity Law). Beck’s is brewed in various countries, including the United States.

•	Leffe, a rich, full-bodied beer that hails from Belgium has the longest heritage in our beer portfolio. Leffe is available in over 60 countries worldwide.

•

Hoegaarden, a high-end Belgian wheat beer. Based on a brewing tradition which dates back to 1445, Hoegaarden is top fermented, then refermented in the bottle or keg, leading to its distinctive cloudy white appearance.

On a local basis, we manage numerous well-known local brands, which form the foundation of our business. The portfolio of local brands includes:

North America

•

Bud Light, is the best-selling beer in the United States. and the leader in the premium-light category. Bud Light is the official sponsor of the NFL (National Football League), having signed a six-year sponsorship agreement through 2016. In the United States, its share of the premium category is approximately 43%, more than the combined share of the next two largest core brands (excluding Budweiser).

•	Michelob ULTRA was rolled out nationally in 2002 and is estimated to be the number 10 brand in the United States according to Beer Marketer’s Insights.

Mexico

•

Victoria is an ultra-premium Vienna-style lager and one of Mexico’s most popular beers. The brand’s fans appreciate its medium body and slight malt sweetness. Victoria was produced for the first time in 1865, making Victoria Mexico’s oldest beer brand.

•

Modelo Especial, is a full-flavored pilsner beer brewed with premium two-row barley malt for a slightly sweet, well-balanced taste with a light hop character and crisp finish. Brewed since 1925, it was created to be a “model” beer for all of Mexico and stands for pride and authenticity.

We have granted Constellation Brands, Inc. the exclusive right to market and sell Corona and certain other Modelo brands in fifty states of the United States, the District of Columbia and Guam, including Victoria, Modelo Especial, Pacifico and Negra Modelo.

Latin America

•

Skol, the leading beer brand in the Brazilian market according to Plato Logic Limited. We have invested in pioneering and innovation of the Skol brand, creating new market trends and involvement in entertainment initiatives, such as music festivals.

•	Brahma, the second most consumed beer in Brazil according to Plato Logic Limited. It is one of the Brazilian official sponsors of the FIFA World CupTM.

•	Antarctica, the third most consumed beer in Brazil according to Plato Logic Limited.

•	Quilmes, the leading beer in Argentina, according to Nielsen, and a national symbol with its striped light blue and white label linked to the colors of the Argentine national flag and football team.

Europe

•

Jupiler, the market leader in terms of sales volumes in Belgium and the official sponsor of the highest Belgian football division, the Jupiler League. It is also the sponsor of the Belgian national football team.

•	Hasseröder, a leading brand in eastern Germany, gained country-wide exposure following national marketing campaigns and by leveraging of global assets such as the 2010 FIFA World Cup™ sponsorship.

•	Klinskoye, our largest brand in Russia, originating near Moscow, is a leading brand for Russian consumers.

•	Sibirskaya Korona, first established as a local Siberian brand with proud Siberian values, has grown into a national premium brand sold throughout Russia.

•	Chernigivske is the best-selling brand of beer in Ukraine and the sponsor of the Ukrainian national football team.

Asia Pacific

•	Harbin, is a national brand with its roots in the northeast of China. Harbin is our largest brand in China and the 11th largest beer brand in the world according to Plato Logic.

•	Sedrin, is a strong regional brand that originated in China’s Fujian province.

The branding and marketing of our global brands, Budweiser, Corona and Stella Artois, is managed centrally within our group. International brands are managed with more flexibility at the local level for branding and marketing, while the marketing and branding of our local brands is generally managed at a local level. See “—B. Business Overview—9. Branding and Marketing” for more information on brand positioning, branding and marketing.

In certain markets, we also distribute products of other brewers.

Non-Beer

Soft Drinks

While our core business is beer, we also have a presence in the soft drink market in Latin America through our subsidiary Ambev and in the United States through Anheuser-Busch. Soft drinks include both carbonated soft and non-carbonated soft drinks.

Our soft drinks business includes both our own production and agreements with PepsiCo related to bottling and distribution. Ambev is one of PepsiCo’s largest independent bottlers in the world. Major brands that are distributed under these agreements are Pepsi, 7UP and Gatorade. Ambev has long-term agreements with PepsiCo whereby Ambev has the exclusive right to bottle, sell and distribute certain brands of PepsiCo’s portfolio of carbonated and non-carbonated soft drinks in Brazil. The agreements will expire on 31 December 2017 and are automatically extended for additional ten-year terms unless terminated prior to the expiration date by written notice by either party at least two years prior to the expiration of their term or on account of other events, such as a change of control or insolvency of, or failure to comply with material terms or meet material commitments by, our relevant subsidiary. Ambev also has agreements with PepsiCo to bottle, sell, distribute and market some of its brands in the Dominican Republic. Through our Latin America South operations, Ambev is also PepsiCo’s bottler for Argentina, Bolivia, Uruguay and in some regions of Peru.

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

In the United States, Anheuser-Busch also produces non-alcohol malt beverage products, including O’Doul’s, O’Doul’s Amber and related products. On a limited basis, we have also entered into arrangements under which other non-alcohol products, such as Monster Energy drinks, are distributed and sold in select markets though the Anheuser-Busch distribution network.

We have also continued to expand our global portfolio of non-alchohol beverages, including, for example, the launch of Jupiler Force and Hoegaarden 0.0% in Belgium for consumers who prefer non-alcohol alternatives. See “Item 4. Information on the Company—B. Business Overview—2. Principal Activities and Products—Beer” for more information.

3.	MAIN MARKETS

We are a global brewer, with sales in over 120 countries across the globe.

The last two decades have been characterized by rapid growth in fast-growing emerging markets, notably in regions in Latin America North, Latin America South and Asia-Pacific, where we have significant sales. The table below sets out our total volumes broken down by business segment for the periods shown:

	2013		2012		2011
Market	Volumes (million hectoliters)	Volumes (% of total)	Volumes (million hectoliters)	Volumes (% of total)	Volumes (million hectoliters)	Volumes (% of total)
North America	122	28.7%	125	31.1%	125	31.3%
Mexico(1)	22	5.3%	—	—	—	—
Latin America North(2)	119	28.0%	122	30.3%	116	29.1%
Latin America South	37	8.7%	38	9.4%	39	9.8%
Western Europe	28	6.7%	30	7.3%	31	7.7%
Central & Eastern Europe	19	4.5%	23	5.7%	26	6.4%
Asia Pacific	66	15.4%	58	14.3%	56	14.0%
Global Export & Holding Companies	12	2.8%	7	1.8%	7	1.8%

Total	426	100.0%	403	100%	399	100%

(1)	Following the combination with Grupo Modelo we are fully consolidating Grupo Modelo in our financial reporting as of 4 June 2013 and are reporting the Grupo Modelo volumes in the reported volumes as of that date. Grupo Modelo results are reported according to their geographical presence in the following segments: the Mexico beer and packaging businesses are reported in the new Zone Mexico, the Spanish business is reported in the Zone Western Europe and the Export business is reported in the Global Export and Holding Companies segment.
(2)	Peru and Ecuador were transferred from the Latin America North zone to the Latin America South zone on 1 January 2013. The figures for both zones reflect this allocation.

On an individual country basis, our largest markets by volume during the year ended 31 December 2013 were the United States, Canada, Mexico, Brazil, Dominican Republic, Argentina, Belgium, the United Kingdom, Germany, Russia, Ukraine and China. Each market has its own dynamics and consumer preferences and values. Given the breadth of our portfolio, we believe we are well placed and can launch, relaunch, market and ultimately sell the beer that best addresses consumer choice in the various categories (premium, core and value) in a given market.

Our marketing approach is supported by three solid pillars: brands, connections and renovation/innovation. We are committed to innovation generated from consumer and shopper insights. Through this approach, we seek to understand the values, lifestyles, preferences and consumption occasions of today’s and tomorrow’s consumers and shoppers, with a view to building fresh appeal and competitive advantage through innovative products and services tailored to meet those needs. We have advanced our ability to deliver these innovative products and tailored services through globally deployed tools. See “—B. Business Overview—10. Intellectual Property; Research and Development” for further information.

4.	COMPETITION

Historically, brewing was a local industry with only a few players having a substantial international presence. Larger brewing companies often obtained an international footprint through direct exports, licensing agreements and joint venture arrangements. However, the last several decades have seen a transformation of the industry, with a prolonged period of consolidation. This trend started within the more established beer markets of Western Europe and North America, and took the form of larger businesses being formed through merger and acquisition activity within national markets. More recently, consolidation has also taken place within emerging markets. Over the last decade, the global consolidation process has accelerated, with brewing groups making significant acquisitions outside of their domestic markets and increasingly looking to purchase other regional brewing organizations. Recent examples of this trend include SABMiller’s acquisition of Bavaria in 2005, the acquisition of Scottish & Newcastle by Carlsberg and Heineken in 2008, Heineken’s acquisition of FEMSA Cerveza in April 2010, SABMiller’s acquisition of Foster’s in 2011, Kirin’s acquisition of Schincariol in Brazil and Heineken’s acquisition of Asia Pacific Breweries in 2012. As a result of this consolidation process, the absolute and relative size of the world’s largest brewers has increased substantially. Therefore, today’s leading international brewers have significantly more diversified operations and have established leading positions in a number of international markets.

We have participated in this consolidation trend, and have grown our international footprint through a series of mergers and acquisitions described in “—A. History and Development of the Company—History and Development of the Company.”

The ten largest brewers in the world in 2012 in terms of volume were as set out in the table below.

Rank	Name	Volume (thousand hectoliters) (1) (2) (3)
1	AB InBev	355,430
2	SABMiller	279,736
3	Heineken	212,859
4	Carlsberg	121,592
5	Tsingtao (Group)	79,000
6	Molson Coors Brewing Company	66,498
7	Modelo	55,795
8	Beijing Yanjing	54,040
9	Kirin	45,626
10	Anadolu Group (Efes)	29,525

Notes:

(1)	Source: Plato Logic Limited as of November 2013. AB InBev volumes indicated here are Plato Logic Limited’s estimates of our beer-only volumes and do not include volumes of associates. Our own beer volumes as of 31 December 2012 were 353.9 million hectoliters.
(2)	Calendar year basis.
(3)	Grupo Modelo volumes are shown separately from AB InBev volumes because this chart is based on 2012 reported volumes, prior to our acquisition of Grupo Modelo.

In each of our regional markets, we compete against a mixture of national, regional, local and imported beer brands. In many countries in Latin America, we compete mainly with local players and local beer brands. In North America, Asia Pacific, Brazil, Mexico, Europe and in selected other countries in Latin America, we compete primarily with large leading international or regional brewers and international or regional brands.

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

Prices and sources of raw materials are determined by, among other factors:

•	the level of crop production;

•	weather conditions;

•	export demand; and

•	governmental taxes and regulations.

We are reducing the number of our suppliers in each region to develop closer relationships that allow for lower prices and better service, while at the same time ensuring that we are not entirely dependent on a single supplier. We hedge some of our commodities contracts on the financial markets and some of our malt requirements are purchased on the spot market. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market Risk, Hedging and Financial Instruments” and note 29 to our audited financial information as of 31 December 2013 and 2012, and for the three years ended 31 December 2013, for further details on commodities hedging.

We have supply contracts with respect to most packaging materials as well as our own production capacity as outlined below in “—Production Facilities.” The choice of packaging materials varies by cost and availability in different regions, as well as consumer preferences and the image of each brand. We also use aluminum cansheet for the production of beverage cans and lids.

Hops, PET resin, soda ash for our glass plants and, to some extent, cans are mainly sourced globally. Malt, adjuncts (such as unmalted grains or fruit), sugar, steel, cans, labels, metal closures, plastic closures, preforms and folding cartons are sourced regionally. Electricity is sourced nationally, while water is sourced locally, for example, from municipal water systems and private wells.

We use natural gas as our primary fuel, and we believe adequate supplies of fuel and electricity are available for the conduct of our business. The energy commodity markets have experienced, and can be expected to continue to experience, significant price volatility. We manage our energy costs using various methods including supply contracts, hedging techniques, and fuel switching.

Production Facilities

Our production facilities are spread across our zones, giving us a balanced geographical footprint in terms of production and allowing us to efficiently meet consumer demand across the globe. We manage our production capacity across our zones, countries and plants. We typically own our production facilities free of any major encumbrances. We also lease a number of warehouses and other commercial buildings from third parties. See “Item 4. Information on the Company—B. Business Overview—11. Regulations Affecting Our Business” for a description of the environmental and other regulations that affect our production facilities.

Beverage Production Facilities

Our beverage production facilities comprised 151 breweries and/or soft drink plants as of 31 December 2013 spread across our zones. Of these 151 plants, 122 produced only beer, 12 produced only soft drinks and 17 produced both beer and soft drinks. Except in limited cases (for example, our Hoegaarden brewery in Belgium), our breweries are not dedicated to one single brand of beer. This allows us to allocate production capacity efficiently within our group.

The table below sets out, for each of our zones in 2013, the number of our beverage production plants (breweries and/or soft drink plants) as well as the plants’ overall capacity and shipment volumes.

		2013 volumes(1)		Annual engineering capacity as of 31 December 2013
Zone	Number of plants	Beer (khl)	Soft drinks (khl)	Beer (khl)	Soft drinks (khl)
North America	19	122,116	—	149,200	n/a
Mexico(2)	7	22,366	—	57,807	n/a
Latin America North	36	87,595	31,533	139,900	58,600
Latin America South	23	22,093	14,825	34,784	25,085
Western Europe(3)	16	28,385	—	46,587	n/a
Central & Eastern Europe	10	19,186	—	37,600	n/a
Asia Pacific(4)	40	65,787	—	122,695	n/a

Total(5)	151	367,528	46,358	588,573	83,685

Notes:

(1)	Reported volumes (shipments)
(2)	Following the combination with Grupo Modelo we are fully consolidating Grupo Modelo in our financial reporting as of 4 June 2013 and are reporting the Grupo Modelo volumes in the reported volumes as of that date. Grupo Modelo results are reported according to their geographical presence in the following segments: the Mexico beer and packaging businesses are reported in the new Zone Mexico, the Spanish business is reported in the Zone Western Europe and the Export business is reported in the Global Export and Holding Companies segment.
(3)	Includes cider and flavored malted beverage volumes.
(4)	Excludes our joint ventures in India and Zhujiang, China.
(5)	Excludes Global Export & Holding Companies with 2013 beer volumes of 12,054 million hectoliters.

Non-Beverage Production Facilities

Our beverage production plants are supplemented and supported by a number of plants and other facilities that produce raw materials and packaging materials for our beverages. The table below provides additional detail on these facilities as of 31 December 2013.

Type of plant / facility	Number of plants / facilities	Countries in which plants / facilities are located
Malt plants	14	Brazil, Argentina, Uruguay, Russia, United States, Mexico(1)
Rice mill	1	United States
Corn grits	6	Brazil, Argentina, Bolivia
Hop farms	2	Germany, United States
Hop pellet plant	1	Argentina
Guaraná farm	1	Brazil
Glass bottle plants	7	United States, Mexico, Brazil, Paraguay
Bottle cap plants	2	Brazil, Mexico
Label plant	1	Brazil
Can plants	7	Bolivia, United States, Mexico
Can lid manufacturing plants	2	United States
Crown and closure liner material plant	1	United States
Syrup plant	1	Brazil
Sand quarries	2	Mexico

Notes:

(1)	Excludes Cargill joint venture.

In addition to production facilities, we also maintain a geographical footprint in key markets through sales offices and distribution centers. Such offices and centers are opened as needs in the various markets arise.

Capacity Expansion

We continually assess whether our production footprint is adequate in view of existing and potential customer demand. Footprint optimization by adding new plants to our portfolio not only allows us to boost production capacity, but the strategic location often also reduces distribution time and costs so that our products reach consumers rapidly and efficiently and at a lower distribution cost. Conversely, footprint optimization can lead to the divesting of plants through sales to third parties, or to plant closures in order to minimize our fixed costs and keep a healthy return on assets. In Russia, we closed the Kursk and Novocheboksarks breweries in 2012 and 2013 after regulatory changes put pressure on the beer industry, including an excise tax increase and various legislative restrictions and bans. This action will help maintain our competitiveness and ensure the long-term, sustainable success of our organization in Russia.

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

In addition to building or acquiring additional facilities, we also upgrade and expand capacity in our existing operations. For example, we invested in adding capabilities to produce Lime-A-Rita and other Rita family products in several U.S. breweries to keep up with demand and reduce logistics costs.

In 2013, we invested in new capacity projects in China, Brazil and Argentina to meet our future demand expectations in these countries. Our capital expenditures are primarily funded through cash from operating activities and are for production facilities, logistics, improving administrative capabilities, hardware and software.

We also outsource, to a limited extent, the production of items which we are either unable to produce in our own production network (for example, due to a lack of capacity during seasonal peaks) or for which we do not yet want to invest in new production facilities (for example, to launch a new product without incurring the full associated start-up costs). Such outsourcing mainly relates to secondary repackaging materials that we cannot practicably produce on our own, in which case our products are sent to external companies for repackaging (for example, gift packs with different types of beers).

Logistics

Our logistics organization is composed of (i) a first tier, which comprises all inbound flows into the plants of raw materials and packaging materials and all the outbound flows from the plants into the second drop point in the chain (for example, distribution centers, warehouses, wholesalers or key accounts) and (ii) a second tier, which comprises all distribution flows from the second drop point into the customer delivery tier (for example, pubs or retailers).

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

Where it has been implemented, the VPO program has had a direct impact on our logistics organization, for example, in respect of safety, quality, environment, scheduling, warehouse productivity and loss prevention actions.

7.	DISTRIBUTION OF PRODUCTS

We depend on effective distribution networks to deliver products to our customers. We review our focus markets for distribution and licensing agreements on an annual basis. The focus markets will typically be markets with an interesting premium category and with sound and strong partners (brewers and/or importers). Based on these criteria, focus markets are then chosen.

The distribution of beer varies from country to country and from region to region. The nature of distribution reflects consumption patterns and market structure, geographical density of customers, local regulation, the structure of the local retail sector, scale considerations, market share, expected added-value and capital returns, and the existence of third-party wholesalers or distributors. In some markets brewers distribute directly to customers (for example, in Belgium). In other markets wholesalers may play an important role in distributing a significant proportion of beer to customers either for legal reasons (for example, in certain U.S. states and Canada where there may be legal constraints on the ability of a beer manufacturer to own a wholesaler), or because of historical market practice (for example, in China, Russia and Argentina). In some instances, we have acquired third-party distributors to help us self-distribute our products as we have done in Brazil and Mexico.

The products we brew in the United States are sold to approximately 500 wholesalers for resale to retailers, with some entities owning more than one wholesalership. As of the end of 2013, we owned 17 of these wholesalers and have ownership stakes in another two of them. The remaining wholesalers are independent businesses. In certain countries, we enter into exclusive importer arrangements and depend on our counterparties to these arrangements to market and distribute our products to points of sale. In certain markets we also distribute the products of other brewers.

We generally distribute our products through (i) own distribution, in which we deliver to points of sale directly, and (ii) third party distribution networks, in which delivery to points of sale occurs through wholesalers and independent distributors. Third party distribution networks may be exclusive or non-exclusive and may, in certain business segments, involve use of third-party distribution while we retain the sales function through an agency framework. We seek to fully manage the sales teams in each of our markets. In case of non-exclusive distributorships, we try to encourage best practices through wholesaler excellence programs.

See “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Distribution Arrangements” for a discussion of the effect of the choice of distribution arrangements on our results of operations.

As a customer-driven organization, we have programs for professional relationship building with our customers in all markets regardless of the chosen distribution method. This happens directly, for example, by way of key customer account management, and indirectly by way of wholesaler excellence programs.

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

Budweiser is brewed and sold in Japan through license and distribution agreements with Kirin Brewery Company, Limited. A licensing agreement allows Guinness Ireland Limited to brew and sell Budweiser and Bud Light in the Republic of Ireland. Budweiser is also brewed under license and sold by brewers in Spain (Sociedad Anonima Damm), India (ABInBev India Private Limited) and Panama (Heineken). Compañía Cervecerías Unidas, a subsidiary of Compañía Cervecerías Unidas S.A., a leading Chilean brewer, distributes Budweiser under license in Chile and brews and distributes Budweiser in Argentina through a subsidiary. We also sell various brands, including Budweiser, by exporting from our license partners’ breweries to other countries.

Corona is licensed to Constellation Brands, Inc. for production in Mexico and marketing and sales in fifty states of the United States, the District of Columbia and Guam. Corona is also distributed by third parties in over 100 countries worldwide, including Australia and New Zealand.

Stella Artois is licensed to third parties in Algeria, Australia, Bulgaria, Croatia, Czech Republic, Hungary, Israel, New Zealand, and Romania, while Beck’s is licensed to third parties in Algeria, Bulgaria, Croatia, Hungary, Turkey, Australia, New Zealand, Romania, Serbia, Tunisia and Montenegro.

On 2 December 2009, we sold our Central European operations to CVC Capital Partners. The business we sold to CVC Capital Partners in 2009 has rights to brew and/or distribute, under license from us, Beck’s, Hoegaarden, Leffe, Löwenbräu, Spaten and Stella Artois, in Albania, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Hungary, Kosovo, Macedonia, Moldova, Montenegro, Romania, Serbia, Slovakia and Slovenia. On 15 June 2012, CVC sold the business to Molson Coors Brewing Company for an aggregate consideration of EUR 2.65 billion (USD 3.65 billion). We retain rights to brew and distribute Staropramen in Ukraine and Russia and to distribute Staropramen in Germany, Canada and Italy.

On 20 January 2014, we announced an agreement whereby we will reacquire Oriental Brewery, the South Korean subsidiary that we sold on 24 July 2009 to an affiliate of Kohlberg Kravis Roberts & Co. L.P. The transaction is subject to regulatory approval in South Korea as well as other customary closing conditions, and is expected to close in the first half of 2014. Under the terms of the sale agreement in 2009, we granted Oriental Brewery exclusive distribution rights over certain brands in South Korea including Budweiser, Bud Ice and Hoegaarden.

See “Item 3. Key Information—D. Risk Factors—Risks Relating to our Business—We rely on key third parties, including key suppliers, and the termination or modification of the arrangements with such third parties could negatively affect our business.”

We also manufacture and distribute other third-party brands, such as Kirin in the United States. Ambev, our listed Brazilian subsidiary, and some of our other subsidiaries have entered into manufacturing and distribution agreements with PepsiCo that have made Ambev one of PepsiCo’s largest independent bottlers in the world. Major brands that are distributed under this agreement are Pepsi, 7UP and Gatorade. See “—B. Business Overview—2. Principal Activities and Products—Non-Beer—Soft Drinks” for further information in this respect. Ambev also has a license agreement with Anheuser-Busch InBev allowing it to exclusively produce, distribute and market Budweiser and Stella Artois in Brazil and Canada. Ambev also distributes Budweiser in Ecuador, Paraguay, Guatemala, Dominican Republic, El Salvador and Nicaragua and Corona in Peru, Guatemala, El Salvador, Panama, Nicaragua and Canada.

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

Our brand portfolio consists of three global brands (Budweiser, Corona and Stella Artois), our international brands (Beck’s, Leffe and Hoegaarden), and many local brands such as Jupiler, Skol, Quilmes, Bud Light, Sibirskaya Korona, Modelo Especial and Harbin. We believe this global brand portfolio provides us with strong growth and revenue opportunities and, coupled with a powerful range of premium brands, positions us well to meet the needs of consumers in each of the markets in which we compete. For further information about our focus brands, see “—B. Business Overview—2. Principal Activities and Products—Beer.”

We have established a “focus brands” strategy. Focus brands are those in which we invest the majority of our resources (money, people, and attention). They are a small group of brands which we believe have the best growth potential within each relevant consumer group. These focus brands include our three global brands, our international brands and selected local brands. In 2013, our focus brands accounted for 69% of our volume.

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

Research and Development

Given our focus on innovation, we place a high value on research and development (“R&D”). In 2013, we spent USD 185 million (USD 182 million in 2012 and USD 175 million in 2011) in the area of market research and on innovation in the areas of process optimization and product development at our Belgian R&D center and across our business segments.

R&D in process optimization is primarily aimed at capacity increase (plant debottlenecking and addressing volume issues, while minimizing capital expenditure), quality improvement and cost efficiency, and at pursuing our Better World commitments to reduce our packaging material, energy and water consumption. Newly developed processes, materials and/or equipment are documented in best practices and shared across business segments. Current projects range from malting to bottling of finished products.

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

Our R&D team is briefed annually on our business segments’ priorities and approves concepts which are subsequently prioritized for development. Launch time, depending on complexity and prioritization, usually falls within the next calendar year.

In November 2006, we opened our Global Innovation and Technology Centre in Leuven, Belgium. This state of the art building accommodates the Packaging, Product, Process Development teams and facilities such as Labs, Experimental Brewery and the European Central Lab, which also includes Sensory Analysis.

In addition to our Global Innovation and Technology Centre, we also have Product, Packaging and Process development teams located in each of our zones focusing on the short-term needs of such regions.

11.	REGULATIONS AFFECTING OUR BUSINESS

Our worldwide operations are subject to extensive regulatory requirements regarding, among other things, production, distribution, importation, marketing, promotion, labeling, advertising, labor, pensions and public health, consumer protection and environmental issues. For example, in the United States, federal and state laws regulate most aspects of the brewing, sale, marketing, labeling and wholesaling of our products. At the federal level, the Alcohol & Tobacco Tax & Trade Bureau of the U.S. Treasury Department oversees the industry, and each state in which we sell or produce products, and some local authorities in jurisdictions in which we sell products, also have regulations that affect the business conducted by us and other brewers and wholesalers. It is our policy to abide by the laws and regulations around the world that apply to us or to our business. We rely on legal and operational compliance programs, as well as local in-house and external counsel, to guide businesses in complying with applicable laws and regulations of the countries in which we operate.

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

In many jurisdictions, excise and other indirect duties, including legislation regarding minimum alcohol pricing, make up a large proportion of the cost of beer charged to customers. In the United States, for example, the brewing industry is subject to significant taxation. The United States federal government currently levies an excise tax of USD 18 per barrel (equivalent to 1.1734776 hectoliters) of beer sold for consumption in the United States. All states also levy excise taxes on alcoholic beverages. Proposals have been made to increase the federal excise tax as well as the excise taxes in some states. In the past few years, Belgium, Mexico, Bolivia, Brazil, Peru, Russia and Ukraine have all adopted proposals to increase beer excise taxes. Rising excise duties can drive up our pricing to the consumer, which in turn could have a negative impact on our results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—The beer and beverage industry may be subject to adverse changes in taxation.”

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

We are subject to different environmental legislation and controls in each of the countries in which we operate. Environmental laws in the countries in which we operate mostly relate to (i) the conformity of our operating procedures with environmental standards regarding, among other things, the emission of gas and liquid effluents, (ii) the disposal of one-way (that is, non-returnable) packaging and (iii) noise. We believe that the regulatory climate in most countries in which we operate is becoming increasingly strict with respect to environmental issues and expect this trend to continue in the future. Achieving compliance with applicable environmental standards and legislation may require plant modifications and capital expenditures. Laws and regulations may also limit noise levels and the disposal of waste, as well as impose waste treatment and disposal requirements. Some of the jurisdictions in which we operate have laws and regulations that require polluters or site owners or occupants to clean up contamination.

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

We believe we have adequate insurance cover taking into account our market capitalization and our worldwide presence. We further believe that the level of insurance we maintain is appropriate for the risks of our business and is comparable to that maintained by other companies in its industry. In addition to these insurance policies, we also use self-insurance in certain areas.

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

In 2013, we continued to develop, promote and expand responsible drinking programs in our key markets around the world. Where possible, we established partnerships with governments, community organizations, educators and law enforcement agencies, focusing on preventing drunk driving, high-risk drinking and underage drinking to maximize these efforts. In 2011, we issued global responsible drinking goals to be achieved by the end of 2014. In September 2013, we reported our progress:

•	We have exceeded our goal to reach at least 100 million adults with programs that help parents talk to their children about underage drinking, reaching almost 145 million adults.

•	In the first two years, we provided ID-checking materials to almost 450,000 bars and other retailers, about 93 percent our target of at least 500,000.

•

In 2011 and 2012, we trained almost 228,000 bartenders, waiters, grocery store clerks, servers and sellers of alcohol on responsible beverage sales. We aim to train a total of at least one million people who serve or sell alcohol by the end of 2014.

•

We have resoundingly spread the word about the importance of using a designated driver or safe ride home. In 2011 and 2012, we had reached more than 748 million legal-age consumers, exceeding our target of reaching at least 500 million consumers.

•	We invested more than USD 112 million in 2011 and 2012 combined in responsible drinking advertising and programs. We aim to invest at least USD 300 million by the end of 2014.

•	We have committed to celebrating Global Be(er) Responsible Day annually to promote the importance of responsible drinking among employees, partners and consumers.

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

In 2013, we announced seven new global goals that focus on operational efficiencies and key areas outside the brewery walls that are vital to our business and our stakeholders. We aim to reach the goals by the end of 2017. The new global environmental goals are as follows:

1.	Reduce water risks and improve water management in 100% of our key barley growing regions in partnership with local stakeholders

2.	Engage in watershed protection measures at 100% of our facilities located in key areas in Argentina, Bolivia, Brazil, China, Mexico, Peru and the United States, in partnership with local stakeholders

3.	Reduce global water usage to a leading-edge 3.2 hectoliters of water per hectoliter of production,

4.	Reduce global greenhouse gas emissions per hectoliter of production by 10%, including a 15% reduction per hectoliter in China

5.	Reduce global energy usage per hectoliter of production by 10%, which is equivalent to the amount of electricity needed to light about a quarter of a million night football matches

6.	Reduce packaging materials by 100,000 tons, which is equivalent to the weight of about a quarter of a billion full cans of beer

7.	Reach a 70% global average of eco-friendly cooler purchases annually

Progress on our environmental goals is reported annually in our Global Citizenship Report, which is released in April each year.

Beyond operations management, we are also engaged with the international community and local groups to support key environmental initiatives. We are a signatory to the CEO Water Mandate, a public-private initiative of the United Nations Global Compact, which focuses on developing corporate strategies to address global water issues. We actively work to better understand and manage climate change and water risks across our supply chain and publicly report our risks and opportunities to the Carbon Disclosure Project. We are members of the Sustainable Agricutlure Initiative, a global food industry organization that supports the development of sustainable agriculture through the involvement of food chain stakeholders. We were also active participants in the United Nations Environment Program’s annual World Environment Day, through which we engaged with many community stakeholders around the world.

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

Operating ethically is also part of our environmental mission. We have a Responsible Sourcing Policy, as well as a Human Rights Policy, that include standards on labor issues and business conduct. We are committed to operating ethically and with high integrity, maintaining our commitment to quality, and encouraging similar conduct for our business partners. We are a member of AIM-Progress, a global forum of consumer goods companies sponsored by the European Brands Association and the Grocery Manufacturers Association. The group’s purpose is to promote responsible supply chain and sourcing standards covering labor practices, health and safety, environmental management and business integrity. As a member, we report audits of our suppliers to AIM-Progress. We are also members of SEDEX, a not-for-profit organization dedicated to driving visibility in ethical and responsible business practices in global supply chains.

Community

We make significant contributions to the well-being of the communities where we do business, around the world. This occurs through the jobs we provide, the salaries and wages we pay, the taxes we contribute to local, regional and national governments, and the community support we provide in the form of donations and volunteer activities. For example, we have been involved in supporting Hope Schools for elementary school children in poverty-stricken areas in China, constructing temporary houses in Uruguay and Paraguay, supporting education and community development programs in Argentina and Russia, and providing canned drinking water to victims in disaster stricken areas in Canada, Europe and the United States.

Our People

It takes great people to build a great company. That is why we focus on attracting and retaining the best talent. Our approach is to enhance our people’s skills and potential through education and training, competitive compensation and a culture of ownership that rewards people for taking responsibility and producing results. Our ownership culture unites our people, providing the necessary energy, commitment and alignment needed to pursue our dream—to be the Best Beer Company in a Better World.

Having the right people in the right roles at the right time—aligned through a clear goal-setting and rewards process—improves productivity and enables us to continue to invest in our business and strengthen our social responsibility initiatives.

C. ORGANIZATIONAL STRUCTURE

Anheuser Busch InBev S.A./N.V. is the parent company of the AB InBev Group. Our most significant subsidiaries (as of 31 December 2013) are:

Subsidiary Name	Jurisdiction of incorporation or residence	Proportion of ownership interest	Proportion of voting rights held
Anheuser-Busch Companies, LLC
One Busch Place	Delaware,
St. Louis, MO 63118	U.S.A.	100%	100%
Ambev S.A.
Rua Dr. Renato Paes de Barros 1017
3° Andar Itaim Bibi
São Paulo	Brazil	62%	62%
Grupo Modelo, S.A.B. de C.V.
Javier Barros Sierra No. 555 Piso 3
Zedec Santa Fe, 01210 Mexico, DF	Mexico	96%	96%

For a more comprehensive list of our most important financing and operating subsidiaries see note 36 of our audited consolidated financial statements as of 31 December 2013 and 2012, and for the three years ended 31  December 2013.

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

The following is a review of our financial condition and results of operations as of 31 December 2013 and 2012, and for the three years ended 31 December 2013, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations. You should read the following discussion and analysis in conjunction with our audited consolidated financial statements and the accompanying notes included elsewhere in this Form 20-F.

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

We have prepared our audited consolidated financial statements as of 31 December 2013 and 2012, and for the three years ended 31 December 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). The financial information and related discussion and analysis contained in this item are presented in U.S. dollars except as otherwise specified. Unless otherwise specified the financial information analysis in this Form 20-F is based on our audited consolidated financial statements as of 31 December 2013 and 2012, and for the three years ended 31 December 2013.

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

Acquisitions, Divestitures and Other Structural Changes

We regularly engage in acquisitions, divestitures and investments. We also engage in start-up or termination of activities and may transfer activities between business segments. Such events have had and are expected to continue to have a significant effect on our results of operations and the comparability of period-to-period results. Significant acquisitions, divestitures, investments and transfers of activities between business segments in the years ended 31 December 2013, 2012 and 2011 are described below.

Events in the year ended 31 December 2013 that have scope effects on our results include:

•

On 4 June 2013 we announced the completion of our combination with Grupo Modelo. The combination was a natural next step given our economic stake of more than 50% in Grupo Modelo prior to the transaction and the successful long-term partnership between the two companies. The combination was completed through a series of steps that simplified Grupo Modelo’s corporate structure, followed by an all-cash tender offer for all outstanding Grupo Modelo shares that we did not own at that time for USD 9.15 per share. By 4 June 2013 and following the settlement of the tender offer, we owned approximately 95% of Grupo Modelo’s outstanding shares. We established and funded a trust to accept further tender of shares by Grupo Modelo shareholders at a price of USD 9.15 per share over a period of up to 25 months from the completion of the combination. On 7 June 2013, in a transaction related to the combination, Grupo Modelo completed the sale of its business in the fifty states of the United States, the District of Columbia and Guam to Constellation Brands, Inc. for approximately USD 4.75 billion, in aggregate, subject to a post-closing adjustment, which will be paid by Constellation Brands, Inc. no later than 7 June 2014. The post-closing adjustment is approximately USD 558 million. In a transaction related to the combination with Grupo Modelo, select Grupo Modelo shareholders purchased a deferred share entitlement to acquire the equivalent of approximately 23.1 million AB InBev shares, to be delivered within five years, for consideration of approximately USD 1.5 billion. This investment occurred on 5 June 2013. As of 31 December 2013, we owned approximately 96% of Grupo Modelo’s outstanding shares. Please refer to note 6 of our audited consolidated financial statements as of 31 December 2013 and 2012, and for the three years ended 31 December 2013.

•

On 27 April 2013, we completed a transaction to acquire four breweries in China with a total capacity of approximately 9 million hectoliters. The aggregate purchase price was approximately USD 439 million.

Events in the year ended 31 December 2012 that have scope effects on our results include:

•

On 11 May 2012, we announced that Ambev and E. León Jimenes S.A. (“ELJ”), which owned 83.5% of CND, entered into a transaction to form a strategic alliance to create the leading beverage company in the Caribbean through the combination of their businesses in the region. Ambev’s initial indirect interest in CND was acquired through a cash payment of USD 1.0 billion and the contribution of Ambev Dominicana. Separately, Ambev Brazil acquired an additional stake in CND of 9.3%, which was owned by Heineken N.V., for USD 237 million at the closing date. During 2012 and 2013, as part of the same transaction, Ambev acquired an additional stake from other minority holders. As of 31 December 2013, Ambev owned a total indirect interest of approximately 55.0% in CND.

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

Economic Conditions and Pricing

General economic conditions in the geographic regions in which we sell our products, such as the level of disposable income, the level of inflation, the rate of economic growth, the rate of unemployment, exchange rates and currency devaluation or revaluation, influence consumer confidence and consumer purchasing power. These factors, in turn, influence the demand for our products in terms of total volumes sold and the price that can be charged. This is particularly true for developing countries in our Latin America North, Latin America South, Mexico, Central & Eastern Europe and Asia Pacific zones, which tend to have lower disposable income per capita and may be subject to greater economic volatility than our markets in North America and Western Europe. The level of inflation has been particularly significant in our Latin America North, Latin America South and Central & Eastern Europe zones. For instance, Brazil has periodically experienced extremely high rates of inflation. In 1993, the annual rate of inflation, as measured by the National Consumer Price Index (Indice Nacional de Preços ao Consumidor), reached a hyper-inflationary peak of 2,489%. As measured by the same index, Brazilian inflation was 5.6% in 2013. Similarly, Russia and Argentina have, in the past, experienced periods of hyper-inflation. Due to the decontrol of prices in 1992, retail prices in Russia increased by 2,520% in that year, as measured by the Russian Federal State Statistics Service. Argentine inflation in 1989 was 4,924% according to the Instituto Nacional de Estadística y Censos. As measured by these institutes, in 2013, Russian inflation was 6.5% and Argentine inflation was 10.9%. Consequently, a central element of our strategy for achieving sustained profitable volume growth is our ability to anticipate changes in local economic conditions and their impact on consumer demand in order to achieve the optimal combination of pricing and sales volume.

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

The price of the raw and packaging materials that we use in our operations is determined by, among other factors, the level of crop production (both in the countries in which we are active and elsewhere in the world), weather conditions, supplier’s capacity utilization, end user demand, governmental regulations, and legislation affecting agriculture and trade. We are also exposed to increases in fuel and other energy prices through our own and third party distribution networks and production operations. Furthermore, we are exposed to increases in raw material transport costs charged by suppliers. Increases in the prices of our products could affect demand among consumers, and thus, our sales volumes and revenue. Even though we seek to minimize the impact of such fluctuations through financial and physical hedging, the results of our hedging activities may vary across time.

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

Distribution Arrangements

We depend on effective distribution networks to deliver our products to our customers. Generally, we distribute our products through (i) own distribution, in which we deliver to points of sale directly, and (ii) third party distribution networks, in which delivery to points of sale occurs through wholesalers and independent distributors. Third party distribution networks may be exclusive or non-exclusive and may, in certain business segments, involve use of third-party distribution while we retain the sales function through an agency framework. We use different distribution networks in the markets in which we operate, as appropriate, based on the structure of the local retail sectors, local geographic considerations, scale considerations, regulatory requirements, market share and the expected added-value and capital returns.

Although specific results may vary depending on the relevant distribution arrangement and market, in general, the use of own distribution or third party distribution networks will have the following effects on our results of operations:

•

Revenue. Revenue per hectoliter derived from sales through own distribution tends to be higher than revenue derived from sales through third parties. In general, under own distribution, we receive a higher price for our products since we are selling directly to points of sale, capturing the margin that would otherwise be retained by intermediaries;

•

Transportation costs. In our own distribution networks, we sell our products to the point of sale and incur additional freight costs in transporting those products between our plant and such points of sale. Such costs are included in our distribution expenses under IFRS. In most of our own distribution networks, we use third-party transporters and incur costs through payments to these transporters, which are also included in our distribution expenses under IFRS. In third party distribution networks, our distribution expenses are generally limited to expenses incurred in delivering our products to relevant wholesalers or independent distributors in those circumstances in which we make deliveries; and

•

Sales expenses. Under fully third party distribution systems, the salesperson is generally an employee of the distributor, while under our own distribution and indirect agency networks, the salesperson is generally our employee. To the extent that we deliver our products to points of sale through direct or indirect agency distribution networks, we will incur additional sales expenses from the hiring of additional employees (which may offset to a certain extent increased revenue gained as a result of own distribution).

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

Excise Taxes

Taxation on our beer and non-beer products in the countries in which we operate is comprised of different taxes specific to each jurisdiction, such as excise and other indirect taxes. In many jurisdictions, such excise and other indirect taxes make up a large proportion of the cost of beer charged to customers. Increases in excise and other indirect taxes applicable to our products either on an absolute basis or relative to the levels applicable to other beverages tend to adversely affect our revenue or margins, both by reducing overall consumption and by encouraging consumers to switch to lower-taxed categories of beverages. These increases also adversely affect the affordability of our products and our ability to raise prices. For example, see the discussion of taxes in the United States, Russia and Ukraine in “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—The beer and beverage industry may be subject to adverse changes in taxation.”

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

Weather and Seasonality

Weather conditions directly affect consumption of our products. High temperatures and prolonged periods of warm weather favor increased consumption of our products, while unseasonably cool or wet weather, especially during the spring and summer months, adversely affects our sales volumes and, consequently, our revenue. Accordingly, product sales in all of our business segments are generally higher during the warmer months of the year (which also tend to be periods of increased tourist activity) as well as during major holiday periods.

Consequently, for most countries in the Latin America North and Latin America South zones (particularly Argentina and most of Brazil), volumes are usually stronger in the first and fourth quarters due to year-end festivities and the summer season in the Southern Hemisphere, while for countries in North America, Mexico, Western Europe, Central & Eastern Europe and Asia Pacific zones, volumes tend to be stronger during the spring and summer seasons in the second and third quarters of each year.

Based on 2013 information, for example, we realized 55% of our total 2013 volumes in Western Europe in the second and third quarters, compared to 45% in the first and fourth quarters of the year, whereas in Latin America South, we realized 43% of our sales volume in second and third quarters, compared to 57% in the first and fourth quarters.

Although such sales volume figures are the result of a range of factors in addition to weather and seasonality, they are nevertheless broadly illustrative of the historical trend described above.

B. SIGNIFICANT ACCOUNTING POLICIES

The U.S. Securities and Exchange Commission (the “SEC”) has defined a critical accounting policy as a policy for which there is a choice among alternatives available, and for which choosing a legitimate alternative would yield materially different results. We believe that the following are our critical accounting policies. We consider an accounting policy to be critical if it is important to our financial condition and results of operations and requires significant or complex judgments and estimates on the part of our management. For a summary of all of our significant accounting policies, see note 3 to our audited consolidated financial statements as of 31 December 2013 and 2012, and for the three years ended 31 December 2013 included in this Form 20-F.

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

Summary of Changes in Accounting Policies

The following standards issued by the International Accounting Standards Board became effective for annual periods beginning on 1 January 2013:

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

IAS 19 Employee Benefits (Revised 2011):

The amendments that caused the most significant impacts on our audited consolidated financial statements as of 31 December 2013 and 2012, and for the three years ended 31 December 2013:

•

Expected returns on plan assets are no longer recognized in profit or loss. Expected returns are replaced by recording interest income in profit or loss. This interest is calculated using the discount rate used to measure the pension obligation.

•

Unvested past service costs can no longer be deferred and recognized over the future vesting period. Instead, all past service costs are recognized at the earlier of when the amendment/curtailment occurs or when we recognize related restructuring or termination costs.

Except for IAS 19 (Revised 2011), the standards above did not have a significant impact on our audited consolidated financial statements as of 31 December 2013 and 2012, and for the three years ended 31 December 2013 upon initial application.

IAS 19 (Revised 2011) requires retrospective application. Accordingly, the comparative figures in our audited consolidated financial statements as of 31 December 2013 and 2012, and for the three years ended 31 December 2013 have been adjusted as if IAS 19 (Revised 2011) had always applied.

Similar to the 2012 version of IAS 19, IAS 19 (Revised 2011) does not specify where in profit of loss an entity should present the net interest on net defined benefit liabilities. As a consequence, we have determined that, upon initial application of IAS 19 (Revised 2011), the net interest component will be presented as part of our net finance cost. This change in presentation is in line with IAS 1, which permits entities to provide disaggregated information in the performance statements.

With the retrospective application of IAS 19 (Revised 2011) and our decision to present the net interest component as part of our net finance cost as described above, the 2012 full year adjusted total pre-tax pension expense is USD 146 million higher than previously reported, with profits from operations and net finance costs higher by USD 14 million and USD 160 million, respectively and the 2011 full year adjusted total pre-tax pension expense is USD 130 million higher than previously reported, with profits from operations and net finance costs higher by USD 17 million and USD 147 million, respectively. The impact is mainly caused by the change in the calculation of returns on assets mentioned above. The impact of the retrospective application of IAS 19 (Revised 2011) on the net benefit obligation was a decrease in the liability of approximately USD 12 million as at 31 December 2012 and 2011 and as at 1 January 2011.

The adjusted figures upon implementation of IAS 19 (Revised 2011) and the previously reported figures are demonstrated below:

Audited consolidated income statement as of 31 December 2013 and 2012, and for the three years ended 31 December 2013:

For the period ended (USD million)	31 December 2012 (adjusted)	31 December 2012 (reported)	31 December 2011 (adjusted)	31 December 2011 (reported)
Revenue	39,758	39,758	39,046	39,046

Cost of sales	(16,422)	(16,447)	(16,610)	(16,634)
Distribution expenses	(3,787)	(3,785)	(3,315)	(3,313)
Sales and marketing expenses	(5,254)	(5,258)	(5,133)	(5,143)
Administrative expenses	(2,200)	(2,187)	(2,057)	(2,043)
Other operating income/(expenses)	684	684	694	694
Exceptional items	(32)	(32)	(278)	(278)
Profit from operations (EBIT)	12,747	12,733	12,346	12,329

Net finance cost	(2,366)	(2,206)	(3,284)	(3,137)
Share of result of associates	624	624	623	623
Profit before tax	11,005	11,151	9,685	9,815

Income tax expense	(1,680)	(1,717)	(1,826)	(1,856)

Profit	9,325	9,434	7,859	7,959

Audited consolidated balance sheet as of 31 December 2013 and 2012, and for the three years ended 31 December 2013 and as of 1 January 2012 and 2011:

As at (USD million)	31 December 2012 (adjusted)	31 December 2012 (reported)	1 January 2012 (adjusted)	1 January 2011 (adjusted)

Equity	45,453	45,441	41,056	38,811

Non-current liabilities	56,760	56,772	51,727	59,811
Employee benefits	3,687	3,699	3,428	2,734

A number of other new standards, amendment to standards and new interpretations became mandatory for the first time for the financial year beginning 1 January 2013, and have not been listed in this Form 20-F because of either their non-applicability or their immateriality to our audited consolidated financial statements as of 31 December 2013 and 2012, and for the three years ended 31 December 2013.

Effective 1 January 2013, we transferred management responsibility for Ecuador and Peru to the Zone Latin America South. These countries were previously reported within the Zone Latin America North. The 2012 Latin America South and Latin America North information have been adjusted in this Form 20-F for comparative purposes.

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

In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to our customers. The aggregate deductions from revenue recorded by us in relation to these taxes was approximately USD 10.6 billion, USD 10.1 billion and USD 10.1 billion for the years ended 31 December 2013, 2012, and 2011, respectively.

Accounting for Business Combinations and Impairment of Goodwill and Intangible Assets

We have made acquisitions that included a significant amount of goodwill and other intangible assets, including the acquisition of Anheuser-Busch and Grupo Modelo.

As of 31 December 2013, our total goodwill amounted to USD 70.0 billion and our intangible assets with indefinite life amounted to USD 27.6 billion.

We apply the purchase method of accounting to account for acquisition of business. The cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred and equity instruments issued. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date. The excess of the cost of the acquisition over our interest in the fair value of the identifiable net assets acquired is recoded as goodwill. If the business combination is achieved in stages, the acquisition date carrying value of our previously held interest in the acquiree is re-measured to fair value at the acquisition date; any gains or losses arising from such re-measurement are recognized in profit or loss. We exercise significant judgment in the process of identifying tangible and intangible assets and liabilities, valuing such assets and liabilities and in determining their remaining useful lives. We generally engage third-party valuation firms to assist in valuing the acquired assets and liabilities. The valuation of these assets and liabilities is based on the assumptions and criteria which include, in some cases, estimates of future cash flows discounted at the appropriate rates. The use of different assumptions used for valuation purposes including estimates of future cash flows or discount rates may have resulted in different estimates of value of assets acquired and liabilities assumed. Although we believe that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts and the difference could be material.

We test our goodwill and other long-lived assets for impairment annually or whenever events and circumstances indicate that the recoverable amount, determined as the higher of the asset’s fair value less cost to sell and value in use, of those assets is less than their carrying amount. The testing methodology consists of applying a discounted free cash flow approach based on acquisition valuation models for our major business units and the business units showing a high invested capital to EBITDA, as defined, multiple, and valuation multiples for our other business units. Our cash flow estimates are based on historical results adjusted to reflect our best estimate of future market and operating conditions. Our estimates of fair values used to determine the resulting impairment loss, if any, represent our best estimate based on forecasted cash flows, industry trends and reference to market rates and transactions. Impairments can also occur when we decide to dispose of assets.

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

•

Cash flows after the first ten-year period are extrapolated generally using expected annual long-term consumer price indices, based on external sources, in order to calculate the terminal value, considering sensitivities on this metric. For the three main cash generating units, the terminal growth rate applied ranged between 0.0% and 2.3% for the United States, 0.0% and 3.3% for Brazil and 0.0% and 2.6% for Mexico;

•

Projections are made in the functional currency of the business unit and discounted at the unit’s weighted average cost of capital (“WACC”), considering sensitivities on this metric. The WACC ranged primarily between 7% and 30% in U.S. dollar nominal terms for goodwill impairment testing conducted for 2013. For the three main cash generating units, the WACC applied in U.S. dollar nominal terms ranged between 7% and 9% for the United States, 9% and 11% for Brazil, and 8% and 10% for Mexico; and

•	Cost to sell is assumed to reach 2% of the entity value based on historical precedents.

The above calculations are corroborated by valuation multiples, quoted share prices for publicly-traded subsidiaries or other available fair value indicators.

Impairment testing of intangible assets with an indefinite useful life is based on the same methodology and assumptions as described above.

For additional information on goodwill, intangible assets, tangible assets and impairments, see notes 13, 14 and 15 to our audited consolidated financial statements as of 31 December 2013 and 2012, and for the three years ended 31 December 2013.

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

Defined benefit plans

For defined benefit plans, liabilities and expenses are assessed separately for each plan using the projected unit credit method. The projected unit credit method takes into account each period of service as giving rise to an additional unit of benefit to measure each unit separately. Under this method, the cost of providing pensions is charged to the income statement during the period of service of the employee. The amounts charged to the income statement consist of current service cost, net interest cost/(income), past service costs and the effect of any settlements and curtailments. Past service costs are recognized at the earlier of when the amendment / curtailment occurs or when we recognize related restructuring or termination costs.

The net defined benefit plan liability recognized in the statement of financial position is measured as the current value of the estimated future cash outflows using a discount rate equivalent to high quality corporate bond yields with maturity terms similar to those of the obligation, less the fair value of any plan assets. Where the calculated amount of a defined benefit plan liability is negative (an asset), we recognize such asset to the extent that economic benefits are available to us either from refunds or reductions in future contributions.

Assumptions used to value defined benefit liabilities are based on actual historical experience, plan demographics, external data regarding compensation and economic trends. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension obligation and our future expense. Re-measurements, comprising actuarial gains and losses, the effect of the asset ceiling (excluding net interest) and the return on plan assets (excluding net interest) are recognized in full in the period in which they occur in the statement of comprehensive income. For further information on how changes in these assumptions could change the amounts recognized see the sensitivity analysis within note 25 to our audited consolidated financial statements as of 31 December 2013 and 2012, and for the three years ended 31 December 2013.

A significant portion of our plan assets is invested in equity and debt securities. The equity and debt markets have experienced volatility in the recent past, which has affected the value of our pension plan assets. This volatility may impact the long-term rate of return on plan assets. Actual asset returns that differ from the interest income recognized in our income statement are fully recognized in other comprehensive income.

Other post-employment obligations

We and our subsidiaries provide health care benefits and other benefits to certain retirees. The expected costs of these benefits are recognized over the period of employment, using an accounting methodology similar to that used for defined benefit plans.

Share-Based Compensation

We have various types of equity settled share-based compensation schemes for employees. Employee services received, and the corresponding increase in equity, are measured by reference to the fair value of the equity instruments as of the date of grant. Fair value of stock options is estimated by using the binomial Hull model on the date of grant based on certain assumptions. Those assumptions are described in note 26 to our audited consolidated financial statements as of 31 December 2013 and 2012, and for the three years ended 31 December 2013 included in this Form 20-F and include, among others, the dividend yield, expected volatility and expected life of the stock options. The binomial Hull model assumes that all employees would immediately exercise their options if our share price were 2.5 times above the option exercise price. As a consequence, no single expected option life applies, whereas the assumption of the expected volatility has been set by reference to the implied volatility of our shares in the open market and in light of historical patterns of volatility. In the determination of the expected volatility, we excluded the volatility measured during the period 15 July 2008 to 30 April 2009 given the extreme market conditions experienced during that period.

Contingencies

The preparation of our financial statements requires management to make estimates and assumptions regarding contingencies which affect the valuation of assets and liabilities at the date of the financial statements and the revenue and expenses during the reported period.

We disclose material contingent liabilities unless the possibility of any loss arising is considered remote, and material contingent assets where the inflow of economic benefits is probable. We discuss our material contingencies in note 31 to our audited consolidated financial statements as of 31 December 2013 and 2012, and for the three years ended 31 December 2013.

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

As discussed in “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings,” and in note 31 to our audited consolidated financial statements as of 31 December 2013 and 2012, and for the three years ended 31 December 2013, legal proceedings covering a wide range of matters are pending or threatened in various jurisdictions against us. We record provisions for pending litigation when we determine that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertain nature of litigation, the ultimate outcome or actual cost of settlement may materially vary from estimates.

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

Derivative financial instruments are recognized initially at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Subsequent to initial recognition, derivative financial instruments are re-measured to fair value at balance sheet date. For derivative financial instruments that qualify for hedge accounting, we apply the following policy: for fair value hedges, changes in fair value are recorded in the income statement and for cash flow and net investment hedges, changes in fair value are recognized in the other comprehensive income and/or in the income statement for the effective and/or ineffective portion of the hedge relationship, respectively.

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

C. BUSINESS SEGMENTS

Both from an accounting and managerial perspective, we are organized according to business segments, which, with the exception of Global Export & Holding Companies, correspond to geographic regions in which our operations are based, and which we call “zones”. The Global Export & Holding Companies segment includes our headquarters and the countries in which our products are sold only on an export basis and in which we do not otherwise have any operations or production activities.

On 31 December 2013, our eight business segments were: North America, Mexico, Latin America North (including Brazil, the Dominican Republic, Guatemala), Latin America South (including Bolivia, Paraguay, Uruguay, Argentina, Chile, Ecuador and Peru), Western Europe (including Cuba), Central & Eastern Europe, Asia Pacific and Global Export & Holding Companies.

On 1 January 2013, Peru and Ecuador became part of Latin America South. Later in 2013, Mexico became a separate business segment upon completion of the combination with Grupo Modelo.

The Grupo Modelo operations are reported according to their geographical presence in the following segments: the Mexico beer and packaging businesses are reported in the new Zone Mexico, the Spanish business is reported in the Zone Europe and the Export business is reported in the Global Export and Holding Companies segment.

Effective 1 January 2014, we created a single Europe zone by combining the Western Europe Zone and the Central & Eastern Europe Zone. As part of this process, we have transferred the responsibility of our Spanish operations from Global Export and Holding Companies to the Europe zone, transferred the export of Corona to a number of European countries, and transferred the management responsibility for our joint venture in Cuba to the Zone Latin America North. Accordingly, as of the date of filing this Form 20-F, our seven business segments are: North America, Mexico, Latin America North (which includes Brazil, the Dominican Republic, Guatemala and Cuba), Latin America South (which includes Bolivia, Paraguay, Uruguay, Argentina, Chile, Ecuador and Peru), Europe, Asia Pacific and Global Export & Holding Companies.

The financial performance of each business segment, including its sales volume and revenue, is measured based on our product sales within the countries that comprise that business segment rather than based on products manufactured within that business segment but sold elsewhere. The Global Export & Holding Companies business segment includes our headquarters and the countries in which our products are sold only on an export basis and in which we do not otherwise have any operations or production activities, as well as certain intra-group transactions.

In 2013, North America accounted for 28.7% of our consolidated volumes, Latin America North for 28.0%, Asia Pacific for 15.4%, Latin America South for 8.7%, Western Europe for 6.7%, Mexico for 5.3%, Central & Eastern Europe for 4.5% and Global Export & Holding Companies for 2.7%. A substantial portion of our operations is carried out through our three largest subsidiaries, Anheuser-Busch (wholly owned), Ambev (62% owned as of 31 December 2013) and Grupo Modelo (96% owned as of 31 December 2013) and their respective subsidiaries.

Throughout the world, we are primarily active in the beer business. However, we also have non-beer activities (primarily consisting of soft drinks), within certain countries in Latin America, in particular, Brazil, the Dominican Republic, Peru, Bolivia, Uruguay and Argentina. Both the beer and non-beer volumes comprise sales of brands that we own or license, third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network.

D. EQUITY INVESTMENTS

The 2013 combination with Grupo Modelo was completed through a series of steps that simplified Grupo Modelo’s corporate structure, followed by an all-cash tender offer for all outstanding Grupo Modelo shares that we did not own at that time for USD 9.15 per share. By 4 June 2013 and following the settlement of the tender offer, we owned approximately 95% of Grupo Modelo’s outstanding shares. Thereafter, we established and funded a trust to accept further tender of shares by Grupo Modelo shareholders at a price of USD 9.15 per share over a period of up to 25 months from the completion of the combination. As of 31 December 2013, we held approximately 96% of Grupo Modelo’s outstanding shares.

Following the 2013 combination with Grupo Modelo, we are fully consolidating Grupo Modelo in our consolidated financial statements as of 4 June 2013, which resulted in the derecognition of the investment in associates previously held in Grupo Modelo as of that date. See note 16 to our audited consolidated financial statements as of 31 December 2013 and 2012, and for the three years ended 31 December 2013 for further details on our investments in associates.

For further details of the combination with Grupo Modelo, see “Item 10. Additional Information—C. Material Contracts—Grupo Modelo Transaction Agreement.” and note 6 to our audited consolidated financial statements as of 31 December 2013 and 2012, and for the three years ended 31 December 2013.

E. RESULTS OF OPERATIONS

Year Ended 31 December 2013 Compared to the Year Ended 31 December 2012

Volumes

Our reported volumes include both beer and non-beer (primarily carbonated soft drinks) volumes. In addition, volumes include not only brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network, particularly in Western Europe. Volumes sold by the Global Export & Holding Companies businesses are shown separately. The Grupo Modelo volumes are reported in our volumes as from 4 June 2013.

The table below summarizes the volume evolution by business segment.

	Year ended 31 December 2013	Year ended 31 December 2012(2)	Change
	(thousand hectoliters)		(%)(1)
North America	122,116	125,139	(2.4)
Mexico	22,366	—	—
Latin America North	119,128	122,382	(2.7)
Latin America South	36,918	38,097	(3.1)
Western Europe	28,385	29,531	(3.9)
Central & Eastern Europe	19,185	22,785	(15.8)
Asia Pacific	65,787	57,667	14.1
Global Export & Holding Companies	12,054	7,030	71.5

Total	425,939	402,631	5.8

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2012 as reported, adjusted to reflect the changes on the segment reporting. See “Item 5. Operating and Financial Review—B. Significant Accounting Policies”.

Our consolidated volumes were 426 million hectoliters for the year ended 31 December 2013. This represented an increase of 23.3 million hectoliters, or 5.8%, as compared to our consolidated volumes for the year ended 31 December 2012. The results for the year ended 31 December 2013 reflect the performance of our business after the completion of certain acquisitions we undertook in 2012 and 2013.

•

The 2012 acquisitions relates to the acquisition in Dominican Republic of CND. This transaction impacted positively our volumes by 0.8 million hectoliters for the year ended 31 December 2013 compared to the year ended 31 December 2012.

•

The 2013 combination with Grupo Modelo, which was included as from 4 June 2013 within our consolidated scope for the year ended 31 December 2013, increased our volumes by 28.2 million hectoliters. The acquisition primarily affects the Mexican zone and, to a lesser degree, our Western Europe and Global Export & Holding Companies volumes.

•	The 2013 acquisition of four breweries in China impacted positively our volumes by 2.9 million hectoliters for the year ended 31 December 2013 compared to the year ended 31 December 2012.

For further details of these acquisitions and disposals, see “Item 5. Operating and Financial Review—A. Key Factors affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes.” See also note 6 to our audited consolidated financial statements as of 31 December 2013 and 2012, and for the three years ended 31 December 2013 included in this Form 20-F.

Excluding volume changes attributable to the acquisitions described above, our total volumes decreased 2.0% in the year ended 31 December 2013 compared to the same period 2012. On the same basis, our own beer volumes and non-beer volumes decreased 2.0% and 2.2%, respectively. Our focus brands volumes declined by 0.9%, driven by challenging macro-economic conditions in a number of our markets. Our global brands grew by 4.7% in 2013, led by growth in Budweiser and Corona.

North America

In the year ended 31 December 2013, our volumes in North America decreased by 3.0 million hectoliters or 2.4% compared to the year ended 31 December 2012. We estimate that industry beer sales-to-retailers adjusted for the number of selling days declined by 1.8% during the year ended 31 December 2013 compared to the same period last year. On the same basis, our shipment volumes in the United States declined 2.7% and domestic United States beer sales-to-retailers adjusted for the number of selling days declined by 2.9%. The decline is mainly due to pressure on consumer disposable income. We estimate that our U.S. market share declined during the year ended 31 December 2013 compared to 31 December 2012, mainly due to the mix shift to the high end, where we under index versus the industry. We estimate that Budweiser and Bud Light families lost market share, despite strong performances from line extensions. We estimate that the Rita’s family, Budweiser Black Crown, Michelob Ultra, Shock Top, Stella Artois and our other high end brands gained market share in 2013.

In Canada, our beer volumes declined by 2.3% during the year ended 31 December 2013 compared to the same period last year, due to industry decline as a result of higher taxes and pressure on consumer disposable income. We estimate that our market share was down, with a strong performance by Bud Light which grew both volume and share.

Mexico

Our volumes in Mexico were 22.4 million hectoliters in the year ended 31 December 2013 following the inclusion of Grupo Modelo volumes in our results as from 4 June 2013.

Latin America North

In the year ended 31 December 2013, our volumes in Latin America North decreased by 3.3 million hectoliters, or 2.7%, compared to the same period in 2012. Excluding the acquisitions described above, our total volumes would have decreased by 3.3% over the same period, with our beer volumes and soft drinks decreasing 3.9% and 1.7%, respectively.

In Brazil, beer volumes declined by 4.3%. The beer industry in Brazil faced a challenging 2013, driven mainly by poor weather and high food inflation putting pressure on consumer disposable income. We estimate that Brazil beer industry volumes declined by 3.5% during the year ended 31 December 2013 compared to the same period last year. We estimate that our market share declined in 2013, ending the year with an average estimated market share of 67.9%, while premium brands continued to grow ahead of the rest of our portfolio.

Latin America South

Latin America South volumes for the year ended 31 December 2013 decreased by 1.2 million hectoliters, or 3.1%, with beer and non-beer volumes declining 2.8% and 3.5%, respectively, compared to the same period in 2012. On the same basis, our beer volumes in Argentina decreased by 1.9%, as a result of a difficult economic environment in 2013 with high inflationary pressure. However, we estimate that strong performances of Stella Artois and Brahma led to continued market share growth during the year ended 31 December 2013 as compared to 31 December 2012.

Western Europe

Our volumes, including subcontracted volumes, for the year ended 31 December 2013 decreased by 1.1 million hectoliters, or 3.9%, compared to the same period in 2012. Excluding the acquisitions described above, our beer volumes would have declined 4.3% over the same period. Own beer volumes in Belgium declined 3.0% in the year ended 31 December 2013 compared to the same period in 2012, mainly driven by a weak weather-related industry performance in the first half of the year. On the same basis, in Germany, own beer volumes decreased 7.1%, as a result of a weak industry and market share decline due to a challenging pricing environment. In the United Kingdom, own product volumes including cider declined 3.0% in the year ended 31 December 2013.

Central & Eastern Europe

Our volumes for the year ended 31 December 2013 decreased by 3.6 million hectoliters, or 15.8%, compared to the year ended 31 December 2012. On the same basis, in Russia, our beer volumes fell 13.6%, driven by industry weakness following significant regulatory changes, and market share loss in the value segment in line with our premiumization strategy.

In Ukraine, our beer volumes declined 18.9% for the year ended 31 December 2013 compared to the same period in 2012, impacted by a volume decline of 41.3% during the fourth quarter of 2013, with the instability in the country significantly impacting beer consumption.

Asia Pacific

For the year ended 31 December 2013, our volumes grew 8.1 million hectoliters, or 14.1%, compared to the same period in 2012. Excluding the acquisitions described above, our total volumes would have increased by 9.0% in the year ended 31 December 2013 compared to the same period in 2012. On the same basis, our beer volumes in China grew by 8.9%, driven by estimated industry growth and market share gains, as a result of strong organic volume growth by our focus brands strategy, and geographic expansion.

Global Export & Holding Companies

For the year ended 31 December 2013, Global Export & Holding Companies volumes increased by 5.0 million hectoliters, or 71.5%, compared to the same period in 2012. Excluding the transfer of activities from North America and the acquisitions described above, volumes for the year ended 31 December 2013 would have decreased by 4.1%.

Revenue

Revenue refers to turnover less excise taxes and discounts. See “—A. Key Factors Affecting Results of Operations—Excise Taxes.”

The following table reflects changes in revenue across our business segments for the year ended 31 December 2013 as compared to our revenue for the year ended 31 December 2012.

	Year ended 31 December 2013	Year ended 31 December 2012(2)	Change
	(USD million)		(%) (1)
North America	16,023	16,028	—
Mexico	2,769	—	—
Latin America North	10,877	11,268	(3.5)
Latin America South	3,269	3,209	1.9
Western Europe	3,620	3,625	(0.1)
Central & Eastern Europe	1,445	1,668	(13.4)
Asia Pacific	3,354	2,690	24.7
Global Export & Holding Companies	1,839	1,270	44.8

Total	43,195	39,758	8.6

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2012 as reported, adjusted to reflect the changes on the segment reporting. See “Item 5. Operating and Financial Review—B. Significant Accounting Policies”.

Our consolidated revenue was USD 43,195 million for the year ended 31 December 2013. This represented an increase of USD 3,437 million, or 8.6%, as compared to our consolidated revenue for the year ended 31 December 2012. The results for the year ended 31 December 2013 reflect the performance of our business after the completion of certain acquisitions we undertook in 2012 and 2013 and currency translation effects.

•

The 2012 acquisition in the Dominican Republic of Cervecería Nacional Dominicana (“CND”) and the 2013 acquisition of four breweries in China (further referred to as “2012 and 2013 acquisitions”) positively impacted our consolidated revenue by USD 241 million for the year ended 31 December 2013 compared to the year ended 31 December 2012.

•

The 2013 combination with Grupo Modelo, which was included within our consolidated scope as from 4 June 2013, positively impacted our consolidated revenue by USD 3,401 million for the year ended 31 December 2013 compared to the year ended 31 December 2012.

•

Our consolidated revenue for the year ended 31 December 2013 also reflects an unfavorable currency translation impact of USD 1,466 million mainly arising from currency translation effects in Latin America North and Latin America South.

Excluding the effects of the business acquisitions described above and currency translation effects, our revenue would have increased 3.2% for the year ended 31 December 2013 compared to the year ended 31 December 2012. Our consolidated revenue for the year ended 31 December 2013 was partly impacted by the developments in volumes discussed above. On the same basis, our revenue per hectoliter improved as a result of favorable brand mix and revenue management best practices.

The main business segments contributing to growth in our consolidated revenues were (i) Latin America North, due to our revenue management initiatives, positive premium mix and increased weight of own distribution; (ii) Latin America South, due to revenue management initiatives; and (iii) Asia Pacific driven mainly by volume and geographic expansion.

Cost of Sales

The following table reflects changes in cost of sales across our zones for the year ended 31 December 2013 as compared to the year ended 31 December 2012:

	Year ended 31 December 2013	Year ended 31 December 2012(2)	Change
	(USD million)		(%)(1)
North America	(6,519)	(6,615)	1.5
Mexico	(869)	—	—
Latin America North	(3,494)	(3,519)	0.7
Latin America South	(1,185)	(1,244)	4.7
Western Europe	(1,544)	(1,550)	0.4
Central & Eastern Europe	(776)	(914)	15.1
Asia Pacific	(1,885)	(1,565)	(20.4)
Global Export & Holding Companies	(1,323)	(1,015)	(30.3)

Total	(17,594)	(16,422)	(7.1)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2012 as reported, adjusted to reflect the changes on the segment reporting and on the revised IAS 19 Employee Benefits. See “Item 5. Operating and Financial Review—B. Significant Accounting Policies”.

Our consolidated cost of sales was USD 17,594 million for the year ended 31 December 2013. This represented an increase of USD 1,172 million or 7.1%, as compared to our consolidated cost of sales for the year ended 31 December 2012. The results for the year ended 31 December 2013 reflect the performance of our business after the completion of certain acquisitions we undertook in 2012 and 2013 and currency translation effects.

•	The 2012 and 2013 acquisitions negatively impacted our consolidated cost of sales by USD 117 million for the year ended 31 December 2013 compared to the year ended 31 December 2012.

•	The 2013 combination with Grupo Modelo negatively impacted our consolidated cost of sales by USD 1,268 million for the year ended 31 December 2013 compared to the year ended 31 December 2012.

•

Our consolidated cost of sales for the year ended 31 December 2013 also reflects a positive currency translation impact of USD 465 million mainly arising from currency translation effects in Latin America North and Latin America South.

Excluding the effects of the business acquisitions described above, currency translation effects, our cost of sales would have increased by 1.5%. Our consolidated cost of sales for the year ended 31 December 2013 was partly impacted by the developments in volumes discussed above. Our cost of sales on a per hectoliter basis for the year ended 31 December 2013 increased, due to unfavorable foreign exchange transactional impact, unfavorable package mix and higher depreciation, partly offset by lower commodity costs, in Brazil, high cost inflation in Latin America South, while cost pressures in North America eased as a result of an improved production footprint for our innovations.

Operating Expenses

The discussion below relates to our operating expenses, which equal the sum of our distribution expenses, sales and marketing expenses, administrative expenses and other operating income and expenses (net), for the year ended 31 December 2013 as compared to the year ended 31 December 2012. Our operating expenses do not include exceptional charges, which are reported separately.

Our operating expenses for the year ended 31 December 2013 were USD 11,398 million, representing an increase of USD 841 million, or 8.0% compared to our operating expenses for the same period 2012.

Distribution expenses

The following table reflects changes in distribution expenses across our business segments for the year ended 31 December 2013 as compared to the year ended 31 December 2012:

	Year ended 31 December 2013	Year ended 31 December 2012(2)	Change
	(USD million)		(%)(1)
North America	(1,235)	(1,319)	6.4
Mexico	(232)	—	—
Latin America North	(1,338)	(1,277)	(4.8)
Latin America South	(309)	(296)	(4.4)
Western Europe	(364)	(364)	—
Central & Eastern Europe	(146)	(184)	20.7
Asia Pacific	(302)	(235)	(28.5)
Global Export & Holding Companies	(135)	(111)	(21.6)

Total	(4,061)	(3,787)	(7.2)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2012 as reported, adjusted to reflect the changes on the segment reporting and on the revised IAS 19 Employee Benefits. See “Item 5. Operating and Financial Review—B. Significant Accounting Policies”.

Our consolidated distribution expenses were USD 4,061 million for the year ended 31 December 2013. This represented an increase of USD 274 million, or 7.2%, as compared to the year ended 31 December 2012. The results for the year ended 31 December 2013 reflect the performance of our business after the completion of certain acquisitions we undertook in 2012 and 2013 and currency translation effects.

•	The 2012 and 2013 acquisitions negatively impacted our consolidated distribution expenses by USD 28 million for the year ended 31 December 2013 compared to the year ended 31 December 2012.

•	The 2013 combination with Grupo Modelo negatively impacted our consolidated distribution expenses by USD 254 million for the year ended 31 December 2013 compared to the year ended 31 December 2012.

•	Our consolidated distribution expenses for the year ended 31 December 2013 also reflect a positive currency translation impact of USD 180 million.

Excluding the effects of the business acquisitions and the currency translation effects described above, the increase in distribution expenses would have been 4.5%, with lower distribution expenses in the United States offset by increased own distribution in Brazil, higher labor and transportation costs in Argentina, and geographic expansion in China.

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

The following table reflects changes in sales and marketing expenses across our business segments for the year ended 31 December 2013 as compared to the year ended 31 December 2012:

	Year ended 31 December 2013	Year ended 31 December 2012(2)	Change
	(USD million)		(%)(1)
North America	(1,908)	(1,794)	(6.4)
Mexico	(484)	—	—
Latin America North	(1,145)	(1,204)	4.9
Latin America South	(346)	(336)	(3.0)
Western Europe	(673)	(650)	(3.5)
Central & Eastern Europe	(378)	(400)	5.5
Asia Pacific	(833)	(670)	(24.3)
Global Export & Holding Companies	(191)	(200)	4.5

Total	(5,958)	(5,254)	(13.4)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2012 as reported, adjusted to reflect the changes on the segment reporting and on the revised IAS 19 Employee Benefits. See “Item 5. Operating and Financial Review—B. Significant Accounting Policies”.

Our consolidated sales and marketing expenses were USD 5,958 million for the year ended 31 December 2013. This represented an increase of USD 704 million, or 13.4%, as compared to our sales and marketing expenses for the year ended 31 December 2012. The results for the year ended 31 December 2013 reflect the performance of our business after the completion of certain acquisitions we undertook in 2012 and 2013 and currency translation effects.

•	The 2012 and 2013 acquisitions negatively impacted our consolidated sales and marketing expenses by USD 32 million for the year ended 31 December 2013 compared to the year ended 31 December 2012.

•

The 2013 combination with Grupo Modelo negatively impacted our consolidated sales and marketing expenses by USD 513 million for the year ended 31 December 2013 compared to the year ended 31 December 2012.

•	Our consolidated sales and marketing expenses for the year ended 31 December 2013 also reflect a positive currency translation impact of USD 138 million.

Excluding the effects of the business acquisitions described above and currency translation effects, our overall sales and marketing expenses for the year ended 31 December 2013 would have increased 5.7% due to higher investments behind our brands and innovations.

Administrative expenses

The following table reflects changes in administrative expenses across our business segments for the year ended 31 December 2013 as compared to the year ended 31 December 2012:

	Year ended 31 December 2013	Year ended 31 December 2012(2)	Change
	(USD million)		(%)(1)
North America	(497)	(452)	(10.0)
Mexico	(234)	—	—
Latin America North	(589)	(612)	3.8
Latin America South	(112)	(108)	(3.7)
Western Europe	(264)	(257)	(2.7)
Central & Eastern Europe	(98)	(113)	13.3
Asia Pacific	(317)	(274)	(15.7)
Global Export & Holding Companies	(429)	(382)	(12.3)

Total	(2,539)	(2,200)	(15.4)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2012 as reported, adjusted to reflect the changes on the segment reporting and on the revised IAS 19 Employee Benefits. See “Item 5. Operating and Financial Review—B. Significant Accounting Policies”.

Our consolidated administrative expenses were USD 2,539 million for the year ended 31 December 2013. This represented an increase of USD 339 million, or 15.4%, as compared to our consolidated administrative expenses for the year ended 31 December 2012. The results for the year ended 31 December 2013 reflect the performance of our business after the completion of certain acquisitions we undertook in 2012 and 2013 and currency translation effects.

•	The 2012 and 2013 acquisitions negatively impacted our consolidated administrative expenses by USD 20 million for the year ended 31 December 2013 compared to the year ended 31 December 2012.

•	The 2013 combination with Grupo Modelo negatively impacted our consolidated administrative expenses by USD 239 million for the year ended 31 December 2013 compared to the year ended 31 December 2012.

•	Our consolidated administrative expenses for the year ended 31 December 2013 also reflect a positive currency translation impact of USD 54 million.

Excluding the effects of the business acquisitions and the currency translation effects described above, administrative expenses would have increased by 6.2% as a result of higher variable compensation expenses, and geographic expansion in China.

Other operating income/(expense)

The following table reflects changes in other operating income and expenses across our business segments for the year ended 31 December 2013 as compared to the year ended 31 December 2012:

	Year ended 31 December 2013	Year ended 31 December 2012(2)	Change
	(USD million)		(%)(1)
North America	67	64	4.7
Mexico	104	—	—
Latin America North	807	426	89.4
Latin America South	(5)	4	—
Western Europe	27	24	12.5
Central & Eastern Europe	3	5	(40.0)
Asia Pacific	109	121	(9.9)
Global Export & Holding Companies	48	40	20.0

Total	1,160	684	69.6

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2012 as reported, adjusted to reflect the changes on the segment reporting and on the revised IAS 19 Employee Benefits. See “Item 5. Operating and Financial Review—B. Significant Accounting Policies”.

The net positive effect of our other operating income and expenses for the year ended 31 December 2013 was USD 1,160 million. This represented an increase of USD 476 million, or 69.6%, compared to the year ended 31 December 2012. The results for the year ended 31 December 2013 reflect a negative translation impact of USD 82 million.

Excluding the effects of the business acquisitions and the currency translation effects described above, the net positive effect of our other operating income and expenses would have increased by 78.0% for the year ended 31 December 2013 as compared to the same period in 2012 mainly due to higher government incentives linked to our investments in Brazil, and a one-time gain of USD 143 million related to the recovery of restricted funds in Brazil.

Exceptional Items

Exceptional items are items which, in our management’s judgment, need to be disclosed separately by virtue of their size and incidence in order to obtain a proper understanding of our financial information. We consider these items to be significant in nature, and accordingly, our management has excluded these items from their segment measure of performance.

For the year ended 31 December 2013, exceptional items consisted of restructuring charges, fair value adjustments, business and asset disposal and acquisition costs of business combinations. Exceptional items were as follows for the year ended 31 December 2013 and 2012:

	Year ended 31 December 2013	Year ended 31 December 2012
	(USD million)
Restructuring (including impairment losses)	(118)	(36)
Fair value adjustments	6,410	—
Business and asset disposal (including impairment losses)	30	58
Acquisition costs business combinations	(82)	(54)

Total	6,240	(32)

Restructuring

Exceptional restructuring charges (including impairment losses) amounted to a net cost of USD 118 million for the year ended 31 December 2013 as compared to a net cost of USD 36 million for the year ended 31 December 2012. The 2013 charges primarily relate to the integration of Grupo Modelo, the integration of CND and to organizational alignments in China, Europe, North America and Latin America. These changes aim to eliminate overlap or duplicated processes, taking into account the right match of employee profiles with the new organizational requirements. These one-time expenses, as a result of the series of decisions, provide us with a lower cost base in additional to a stronger focus on our core activities, quicker decision-making and improvements to efficiency, service and quality.

Fair value adjustments

Fair value adjustments recognized during the year ended 31 December 2013 of USD 6,410 million mainly relate to the exceptional, non-cash impact of revaluing the initial investment held in Grupo Modelo and the recycling to the consolidated income statement of amounts related to the investment, previously recognized in the consolidated statement of comprehensive income in line with IFRS 3. Please refer to note 6 of our audited consolidated financial statements as of 31 December 2013 and 2012, and for the three years ended 31 December 2013.

Business and asset disposal

Business and asset disposals (including impairment losses) amounted to a net benefit of USD 30 million for the year ended 31 December 2013 compared to a net benefit of USD 58 million for the same period 2012. The 2013 net benefit results mainly from additional proceeds from the 2009 sale of the Central European operations to CVC Capital Partners.

Acquisitions costs business combinations

Acquisition costs of USD 82 million for the year ended 31 December 2013 relate to costs incurred for the combination with Grupo Modelo on 4 June 2013 and the acquisition of four breweries in China on 27 April 2013.

Profit from Operations

The following table reflects changes in profit from operations across our business segments for the year ended 31 December 2013 as compared to the year ended 31 December 2012:

	Year ended 31 December 2013	Year ended 31 December 2012(2)	Change
	(USD million)		(%)(1)
North America	5,927	5,957	(0.5)
Mexico	1,000	—	—
Latin America North	5,112	5,055	1.1
Latin America South	1,306	1,228	6.4
Western Europe	770	825	(6.7)
Central & Eastern Europe	46	57	(19.3)
Asia Pacific	101	69	46.4
Global Export & Holding Companies	6,181	(445)	1,489.0

Total	20,443	12,747	60.4

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2012 as reported, adjusted to reflect the changes on the segment reporting and on the revised IAS 19 Employee Benefits. See “Item 5. Operating and Financial Review—B. Significant Accounting Policies”.

Our profit from operations amounted to USD 20,443 million for year ended 31 December 2013. This represented an increase of USD 7,696 million, or 60.4%, as compared to our profit from operations for the year ended 31 December 2012. The results for year ended 31 December 2013 reflect the performance of our business after the completion of certain acquisitions we undertook in 2012 and 2013, currency translation effects and the effects of certain exceptional items as described above.

•

The 2013 and 2012 acquisitions described above and the combination with Grupo Modelo positively impacted our consolidated profit from operations by USD 1,135 million (net) for the year ended 31 December 2013 compared to the year ended 31 December 2012.

•	Our consolidated profit from operations for the year ended 31 December 2013 also reflects a negative currency translation impact of USD 491 million.

•

Our profit from operations for the year ended 31 December 2013 was positively impacted by USD 6,240 million of certain exceptional items, as compared to a negative impact of USD 32 million for the year ended 31 December 2012. See “—Exceptional Items” above for a description of the exceptional items during the Year ended 31 December 2013 and 2012.

EBITDA, as defined

The following table reflects changes in our EBITDA, as defined, for the year ended 31 December 2013 as compared to the year ended 31 December 2012:

	Year ended 31 December 2013	Year ended 31 December 2012(2)	Change
	(USD million)		(%)(1)
Profit	16,518	9,325	77.1
Net finance cost	2,203	2,366	6.9
Income tax expense	2,016	1,680	(20.0)
Share of result of associates	(294)	(624)	(52.9)

Profit from operations	20,443	12,747	60.4
Depreciation, amortization and impairment	2,985	2,747	(8.7)

EBITDA, as defined	23,428	15,493	51.2

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2012 as reported, adjusted to reflect the changes on the revised IAS 19 Employee Benefits. See “Item 5. Operating and Financial Review—B. Significant Accounting Policies”.

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

Our EBITDA, as defined, amounted to USD 23,428 million for the year ended 31 December 2013. This represented an increase of USD 7,935 million, or 51.2%, as compared to our EBITDA, as defined, for the year ended 31 December 2012. The results for the year ended 31 December 2013 reflect the performance of our business after the completion of the acquisitions we undertook in 2012 and 2013 discussed above and currency translation effects. Furthermore, our EBITDA, as defined, was positively impacted by USD 6,240 million (before impairment losses) of certain exceptional items in the year ended 31 December 2013, as compared to a negative impact of USD 32 million during the year ended 31 December 2012. See “—Exceptional Items” above for a description of the exceptional items during the year ended 31 December 2013 and 2012.

Net Finance Cost

Our net finance cost items were as follows for the years ended 31 December 2013 and 2012:

	Year ended 31 December 2013	Year ended 31 December 2012(2)	Change
	(USD million)		(%)(1)
Net interest expense	(1,719)	(1,802)	4.6
Net interest on net defined benefit liabilities	(156)	(160)	2.5
Accretion expense	(360)	(270)	(33.3)
Other financial results	(251)	(116)	(116.4)

Net finance cost before exceptional items	(2,486)	(2,348)	(5.9)

Mark-to-market adjustment on derivatives	384	—	—
Other financial results	(101)	(18)	—

Exceptional finance income/(cost)	283	(18)	—

Net finance costs	(2,203)	(2,366)	6.9

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2012 as reported, adjusted to reflect the changes on the revised IAS 19 Employee Benefits. See “Item 5. Operating and Financial Review—B. Significant Accounting Policies”.

Our net finance cost for the year ended 31 December 2013 was USD 2,203 million, as compared to USD 2,366 million for the year ended 31 December 2012, representing a decrease of USD 163 million.

Other financial results in the year ended 31 December 2013 includes USD 456 million gains from derivatives related to our share-based payment programs. These gains were offset by negative currency results and the payment of bank fees and taxes in the normal course of business. Other financial results in the year ended 31 December 2012 included a USD 372 million gains from such hedges.

Exceptional net finance income was USD 283 million resulting from USD 101 million cost related to utilization fees and accelerated accretion expenses related to the 2012 Facilities Agreement and USD 384 million gain related to mark-to-market adjustments on derivative instruments entered into to hedge the deferred share instrument issued in a transaction related to the combination with Grupo Modelo. By 31 December 2013, 100% of the deferred share instrument had been hedged at an average price of approximately EUR 68 per share (USD 94).

Share of result of associates

Our share of result of associates for the year ended 31 December 2013 was USD 294 million as compared to USD 624 million for the year ended 31 December 2012, attributable mainly to the results of Grupo Modelo in Mexico. Following our combination with Grupo Modelo, we are fully consolidating Grupo Modelo in our financial statements as from 4 June 2013, and stopped reporting Grupo Modelo’s results as results from associates as of that date.

Income Tax Expense

Our total income tax expense for the year ended 31 December 2013 amounted to USD 2,016 million, with an effective tax rate of 11.1%, as compared to an income tax expense of USD 1,680*1 million and an effective tax rate of 16.2%*1 for the year ended 31 December 2012. The decrease in the effective tax rate mainly results from the non-taxable nature of the non-recurring gain related to the fair value adjustment on the initial investment held in Grupo Modelo, gains from derivatives related to our share-based payment programs, a shift in profit mix to countries with lower marginal tax rates, including the combination with Grupo Modelo, as well as incremental tax benefits.

In 2013 and 2012 we recognized the benefit at the Ambev level from the impact of interest on equity payments and tax deductible goodwill resulting from the merger between InBev Holding Brasil S.A. and Ambev in July 2005 and the acquisition of Quinsa in August 2006. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ambev Special Goodwill Reserve.” The impact of the tax deductible goodwill resulting from the merger between InBev Holding Brasil S.A. and Ambev in July 2005 was to reduce income tax expense for the year ended 31 December 2013 by USD 135 million, and the impact of the tax deductible goodwill resulting from the acquisition of Quinsa in August 2006 was to reduce income tax expense for the year end 2013 by USD 50 million. In December 2011, Ambev received a tax assessment related to the goodwill amortization resulting from the merger between InBev Holding Brasil S.A. and Ambev. In the event Ambev is required to pay these amounts, we shall reimburse Ambev the amount proportional to the benefit received by us pursuant to the merger protocol, as well as the respective costs. In October 2013, Ambev received a tax assessment related to the goodwill amortization resulting from the merger of Quinsa into Ambev. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings—Ambev and its Subsidiaries—Special Goodwill Reserve” for further information.

Profit Attributable to Non-Controlling Interests

The profit attributable to non-controlling interests was USD 2,124 million for the Year ended 31 December 2013, a decrease of USD 41 million from USD 2,165*1 million for the year ended 31 December 2012, as an improved operating performance in Ambev was offset by currency translation effects.

Profit Attributable to Our Equity Holders

Profit attributable to our equity holders for the year ended 31 December 2013 was USD 14,394 million (compared to USD 7,160*1 million for the year ended 31 December 2012) with basic earnings per share of USD 8.90, based on 1,617 million shares outstanding, representing the weighted average number of shares outstanding during the year ended 31 December 2013. For the definition of weighted average number of shares outstanding, see footnote 2 of the table in “Item 3. Key Information—A. Selected Financial Data.” The increase in profit attributable to our equity holders during the year ended 31 December 2013 is mainly driven by the exceptional gain related to the fair value adjustment on the initial investment held in Grupo Modelo.

*1	2011 and 2012 as reported, adjusted to reflect the changes on the segment reporting and/or on the revised IAS 19 Employee Benefits. See “Item 5. Operating and Financial Review—B. Significant Accounting Policies.”

Excluding the after-tax exceptional items discussed above, profit attributable to our equity holders for the year ended 31 December 2013 would have been USD 7,936 million and basic earnings per share would have been USD 4.91.

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

The table below summarizes the volume evolution by business segment.

	Year ended 31 December 2012(2)	Year ended 31 December 2011(2)	Change
	(thousand hectoliters)		(%)(1)
North America	125,139	124,899	0.2
Latin America North	122,382	116,306	5.2
Latin America South	38,097	38,599	(1.3)
Western Europe	29,531	30,887	(4.4)
Central & Eastern Europe	22,785	25,690	(11.3)
Asia Pacific	57,667	55,980	3.0
Global Export & Holding Companies	7,030	7,004	0.4

Total	402,631	399,365	0.8

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2011 and 2012 as reported, adjusted to reflect the changes on the segment reporting. See “Item 5. Operating and Financial Review—B. Significant Accounting Policies”.

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

Latin America North

In the year ended 31 December 2012, our volumes in Latin America North increased by 6.1*1 million hectoliters, or 5.2%*1, compared to the same period in 2011. Excluding the acquisitions and disposals described above, our total volumes would have increased by 3.3%*1 over the same period, with beer volumes increasing 2.8%*1 and soft drink volumes increasing 4.6%*1 on the same basis.

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

Latin America South

Latin America South volumes for the year ended 31 December 2012 decreased by 0.5*1 million hectoliters, or 1.3%*1, with beer volumes increasing 0.1%*1 and non-beer volumes decreasing by 3.0%*1, compared to the same period in 2011. Our beer volumes in Argentina declined 0.4% in the year ended 31 December 2012 compared to the same period in 2011 driven by an uncertain consumer environment and a weak industry. However, a strong performance from Quilmes and Stella Artois led to continued strong market share performance.

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

Central & Eastern Europe

Our volumes for the year ended 31 December 2012 decreased by 2.9 million hectoliters, or 11.3%, compared to the year ended 31 December 2011. In Russia, our beer volumes fell 12.0% over the same period driven by industry weakness following regulatory changes. Market share loss was driven by the implementation of tax-related and other selective price increases ahead of competitors, and promotional pressure in key account channels. However, we continued to make progress with the optimization of our brand portfolio, with our premium brands, including Sibirskaya Korona, Bud, Stella Artois, Hoegaarden and Löwenbräu gaining an estimated 90 bps share, and now representing 35% of total volumes. We estimate that Bud achieved an estimated market share of 1.4%.

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

The following table reflects changes in revenue across our business segments for the year ended 31 December 2012 as compared to our revenue for the year ended 31 December 2011.

	Year ended 31 December 2012(2)	Year ended 31 December 2011(2)	Change
	(USD million)		(%) (1)
North America	16,028	15,304	4.7
Latin America North	11,268	11,350	(0.7)
Latin America South	3,209	2,878	11.5
Western Europe	3,625	3,945	(8.1)
Central & Eastern Europe	1,668	1,755	(5.0)
Asia Pacific	2,690	2,317	16.1
Global Export & Holding Companies	1,270	1,496	(15.1)

Total	39,758	39,046	1.8

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2011 and 2012 as reported, adjusted to reflect the changes on the segment reporting. See “Item 5. Operating and Financial Review—B. Significant Accounting Policies”.

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

The main business segments contributing to growth in our consolidated revenues were North America, driven by the benefit of the price increase implemented at the end of 2011, as well as positive brand mix; Latin America North, due to the price increases implemented the third quarter of 2012, positive premium brand mix and higher own distribution, partly offset by higher taxes; Latin America South, as a result of revenue growth offsetting high cost inflation; and Asia Pacific driven by volume, brand mix and selective price increases.

Cost of Sales

The following table reflects changes in cost of sales across our business segments for the year ended 31 December 2012 as compared to the year ended 31 December 2011:

	Year ended 31 December 2012(2)	Year ended 31 December 2011(2)	Change
	(USD million)		(%)(1)
North America	(6,615)	(6,706)	1.4
Latin America North	(3,519)	(3,625)	2.9
Latin America South	(1,244)	(1,151)	(8.1)
Western Europe	(1,550)	(1,654)	6.3
Central & Eastern Europe	(914)	(985)	7.2
Asia Pacific	(1,565)	(1,318)	(18.7)
Global Export & Holding Companies	(1,015)	(1,171)	13.3

Total	(16,422)	(16,610)	1.1

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2011 and 2012 as reported, adjusted to reflect the changes on the segment reporting and on the revised IAS 19 Employee Benefits. See “Item 5. Operating and Financial Review—B. Significant Accounting Policies”.

Our consolidated cost of sales was USD 16,422*1 million for the year ended 31 December 2012. This represented a decrease of USD 188*1 million, or 1.1%, compared to our consolidated cost of sales for the year ended 31 December 2011. The results for the year ended 31 December 2012 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2011 and 2012 and currency translation effects.

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

Our operating expenses for the year ended 31 December 2012 were USD 10,557*1 million, representing an increase of USD 746*1 million, or 7.6% compared to our operating expenses for the same period 2011.

Distribution expenses

The following table reflects changes in distribution expenses across our business segments for the year ended 31 December 2012 as compared to the year ended 31 December 2011:

	Year ended 31 December 2012(2)	Year ended 31 December 2011(2)	Change
	(USD million)		(%)(1)
North America	(1,319)	(808)	(63.2)
Latin America North	(1,277)	(1,301)	1.8
Latin America South	(296)	(259)	(14.3)
Western Europe	(364)	(409)	11
Central & Eastern Europe	(184)	(224)	17.9
Asia Pacific	(235)	(193)	(21.8)
Global Export & Holding Companies	(111)	(120)	7.5

Total	(3,787)	(3,315)	(14.2)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2011 and 2012 as reported, adjusted to reflect the changes on the segment reporting and on the revised IAS 19 Employee Benefits. See “Item 5. Operating and Financial Review—B. Significant Accounting Policies”.

Our consolidated distribution expenses were USD 3,787*1 million for the year ended 31 December 2012. This represented an increase of USD 472 million, or 14.2%, as compared to the year ended 31 December 2011. The results for the year ended 31 December 2012 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2011 and 2012 and currency translation effects.

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

The following table reflects changes in sales and marketing expenses across our business segments for the year ended 31 December 2012 as compared to the year ended 31 December 2011:

	Year ended 31 December 2012(2)	Year ended 31 December 2011(2)	Change
	(USD million)		(%)(1)
North America	(1,794)	(1,631)	(10.0)
Latin America North	(1,204)	(1,229)	2.0
Latin America South	(336)	(305)	(10.2)
Western Europe	(650)	(761)	14.6
Central & Eastern Europe	(400)	(420)	4.8
Asia Pacific	(670)	(588)	(13.9)
Global Export & Holding Companies	(200)	(199)	(0.5)

Total	(5,254)	(5,133)	(2.4)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2011 and 2012 as reported, adjusted to reflect the changes on the segment reporting and on the revised IAS 19 Employee Benefits. See “Item 5. Operating and Financial Review—B. Significant Accounting Policies”.

Our consolidated sales and marketing expenses were USD 5,254*1 million for the year ended 31 December 2012. This represented an increase of USD 121*1 million, or 2.4%*1, as compared to our consolidated sales and marketing expenses for the year ended 31 December 2011. The results for the year ended 31 December 2012 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2011 and 2012 and currency translation effects.

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

Administrative expenses

The following table reflects changes in administrative expenses across our business segments for the year ended 31 December 2012 as compared to the year ended 31 December 2011:

	Year ended 31 December 2012(2)	Year ended 31 December 2011(2)	Change
	(USD million)		(%)(1)
North America	(452)	(467)	3.2
Latin America North	(612)	(554)	(10.5)
Latin America South	(108)	(99)	(9.1)
Western Europe	(257)	(298)	13.8
Central & Eastern Europe	(113)	(108)	(4.6)
Asia Pacific	(274)	(221)	(24.0)
Global Export & Holding Companies	(382)	(310)	(23.2)

Total	(2,200)	(2,057)	(7.0)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2011 and 2012 as reported, adjusted to reflect the changes on the segment reporting and on the revised IAS 19 Employee Benefits. See “Item 5. Operating and Financial Review—B. Significant Accounting Policies”.

Our consolidated administrative expenses were USD 2,200*1 million for the year ended 31 December 2012. This represented an increase of USD 143*1 million, or 7.0%, as compared to our consolidated administrative expenses for the year ended 31 December 2011. The results for the year ended 31 December 2012 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2011 and 2012 and currency translation effects.

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

Other operating income/(expense)

The following table reflects changes in other operating income and expenses across our business segments for the year ended 31 December 2012 as compared to the year ended 31 December 2011:

	Year ended 31 December 2012(2)	Year ended 31 December 2011(2)	Change
	(USD million)		(%)(1)
North America	64	54	18.5
Latin America North	426	462	(7.8)
Latin America South	4	2	100.0
Western Europe	24	36	(33.3)
Central & Eastern Europe	5	2	150.0
Asia Pacific	121	90	34.4
Global Export & Holding Companies	40	47	(14.9)

Total	684	694	(1.4)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2011 and 2012 as reported, adjusted to reflect the changes on the segment reporting and on the revised IAS 19 Employee Benefits. See “Item 5. Operating and Financial Review—B. Significant Accounting Policies”.

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

For the year ended 31 December 2012, exceptional items consisted of restructuring charges, business and asset disposals, and acquisition costs of business combinations. Exceptional items were as follows for the year ended 31 December 2012 and 2011:

	Year ended 31 December 2012(2)	Year ended 31 December 2011(2)
	(USD million)
Restructuring (including impairment losses)	(36)	(351)
Business and asset disposal (including impairment losses)	58	78
Acquisitions costs business combinations	(54)	(5)

Total	(32)	(278)

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

Profit from Operations

The following table reflects changes in profit from operations across our business segments for the year ended 31 December 2012 as compared to the year ended 31 December 2011:

	Year ended 31 December 2012(2)	Year ended 31 December 2011(2)	Change
	(USD million)		(%)(1)
North America	5,958	5,558	7.2
Latin America North	5,055	5,124	(1.3)
Latin America South	1,228	1,059	16.0
Western Europe	825	737	11.9
Central & Eastern Europe	57	22	159.1
Asia Pacific	69	77	(10.4)
Global Export & Holding Companies	(445)	(231)	(92.6)

Total	12,747	12,346	3.2

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2011 and 2012 as reported, adjusted to reflect the changes on the segment reporting and on the revised IAS 19 Employee Benefits. See “Item 5. Operating and Financial Review—B. Significant Accounting Policies”.

Our profit from operations increased to USD 12,747*1 million for the year ended 31 December 2012. This represented an increase of USD 401 million, or 3.2%, as compared to our profit from operations for the year ended 31 December 2011. The results for the year ended 31 December 2012 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2011 and 2012, currency translation effects and the effects of certain exceptional items as described above.

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

EBITDA, as defined

The following table reflects changes in our EBITDA, as defined, for the year ended 31 December 2012 as compared to the year ended 31 December 2011:

	Year ended 31 December 2012(2)	Year ended 31 December 2011(2)	Change
	(USD million)		(%)(1)
Profit	9,325	7,859	18.7
Net finance cost	2,366	3,284	28.0
Income tax expense	1,680	1,826	8.0
Share of result of associates	(624)	(623)	0.2

Profit from operations	12,747	12,346	3.2
Depreciation, amortization and impairment	2,747	2,783	1.3

EBITDA, as defined	15,493	15,129	2.4

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2011 and 2012 as reported, adjusted to reflect the changes on the revised IAS 19 Employee Benefits. See “Item 5. Operating and Financial Review—B. Significant Accounting Policies”.

See “—Year Ended 31 December 2013 Compared to the Year Ended 31 December 2012—EBITDA, as defined” above for more information about our definition of EBITDA, as defined.

Our EBITDA, as defined, increased to USD 15,493*1 million for the year ended 31 December 2012. This represented an increase of USD 364*1 million, or 2.4%, as compared to our EBITDA, as defined, for the year ended 31 December 2011. The results for the year ended 31 December 2012 reflect the performance of our business after the completion of the acquisitions and disposals we undertook in 2011 and 2012 discussed above and currency translation effects. Furthermore, our EBITDA, as defined, was negatively impacted by USD 32 million (before impairment losses) of certain exceptional items in the year ended 31 December 2012, as compared to a negative impact of USD 245 million during the year ended 31 December 2011. See “—Exceptional Items” above for a description of the exceptional items during the years ended 31 December 2012 and 2011.

Net Finance Cost

Our net finance cost items were as follows for the years ended 31 December 2012 and 2011:

	Year ended 31 December 2012(2)	Year ended 31 December 2011(2)	Change
	(USD million)		(%)(1)
Net interest expense	(1,802)	(2,333)	22.8
Net interest on net defined benefit liabilities	(160)	(147)	(8.8)
Accretion expense	(270)	(209)	(29.2)
Other financial results	(116)	(55)	(110.9)

Net finance costs before exceptional finance cost	(2,348)	(2,744)	14.4

Mark-to-market adjustment on derivatives	—	(246)	—
Other financial results	(18)	(294)	93.9

Exceptional net finance cost	(18)	(540)	96.7

Net finance costs	(2,366)	(3,284)	28.0

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2011 and 2012 as reported, adjusted to reflect the changes on the revised IAS 19 Employee Benefits. See “Item 5. Operating and Financial Review—B. Significant Accounting Policies”.

Our net finance cost for the year ended 31 December 2012 was USD 2,366*1 million, as compared to USD 3,284*1 million for the year ended 31 December 2011, or a decrease of USD 918*1 million.

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

Income Tax Expense

Our total income tax expense for the year ended 31 December 2012 amounted to USD 1,680*1 million, with an effective tax rate of 16.2%*1 (as compared to 20.2%*1 for the year ended 31 December 2011). The decrease in the effective tax rate mainly results from a shift in profit mix to countries with lower marginal tax rates, incremental tax benefits, the non-taxable nature of gains from certain derivatives related to the hedging of share-based payment programs, as well as the favorable outcomes of tax claims and uncertain tax positions recognized in prior years amounting to USD 203 million.

In 2012 and 2011 we recognized the benefit at the Ambev level from the impact of interest on equity payments and tax deductible goodwill resulting from the merger between InBev Holding Brasil S.A. and Ambev in July 2005 and the acquisition of Quinsa in August 2006. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ambev Special Goodwill Reserve.” The impact of the tax deductible goodwill resulting from the merger between InBev Holding Brasil S.A. and Ambev in July 2005 was to reduce income tax expense for the year ended 31 December 2012 by USD 180 million, and the impact of the tax deductible goodwill resulting from the acquisition of Quinsa in August 2006 was to reduce income tax expense for the year end 2012 by USD 55 million. In December 2011, Ambev received a tax assessment related to the goodwill amortization resulting from the merger between InBev Holding Brasil S.A. and Ambev. In the event Ambev is required to pay these amounts, we shall reimburse Ambev the amount proportional to the benefit received by us pursuant to the merger protocol, as well as the respective costs. . In October 2013, Ambev received a tax assessment related to the goodwill amortization resulting from the merger of Quinsa into Ambev. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings—Ambev and its Subsidiaries—Special Goodwill Reserve” for further information.

Profit Attributable to Non-Controlling Interests

The profit attributable to non-controlling interests was USD 2,165*1 million for the year ended 31 December 2012, an increase of USD 85*1 million from USD 2,080*1 million for the year ended 31 December 2011, as improved operating performance in Ambev was partially reduced by currency translation effects.

Profit Attributable to Our Equity Holders

Profit attributable to our equity holders for the year ended 31 December 2012 was USD 7,160*1 million with basic earnings per share of USD 4.48*1, based on 1,600 million shares outstanding, representing the weighted average number of shares outstanding during the year ended 31 December 2012. For the definition of weighted average number of shares outstanding, see footnote 2 of the table in “Item 3. Key Information—A. Selected Financial Data.” Excluding the exceptional items discussed above, profit attributable to our equity holders for the year ended 31 December 2012 would have been USD 7,201*1 million and basic earnings per share would have been USD 4.50*1.

F. IMPACT OF CHANGES IN FOREIGN EXCHANGE RATES

Foreign exchange rates have a significant impact on our consolidated financial statements. The following table sets forth the percentage of our revenue realized by currency for the years ended 31 December 2013, 2012 and 2011:

	Year ended 31 December,
	2013	2012	2011
U.S. dollar	35.3%	38.3%	37.5%
Brazilian real	23.8%	27.1%	28.7%
Mexican peso	7.9%	—	—
Chinese yuan	7.7%	6.7%	5.9%
Euro	6.4%	7.0%	7.8%
Canadian dollar	4.6%	5.2%	5.4%
Argentinean peso	4.6%	4.9%	4.2%
Russian ruble	2.4%	3.0%	3.3%
Other	7.3%	7.8%	7.2%

As a result of the fluctuation of foreign exchange rates for the years ended 31 December 2013, 2012 and 2011:

•

We recorded a negative translation impact of USD 1,373 million on our 2013 revenue (as compared to a negative impact of USD 2,421million in 2012 and a positive impact of USD 1,137 million in 2011) and a negative translation impact of USD 491 million on our 2013 profit from operations (as compared to a negative impact of USD 1,070 million in 2012 and a positive impact of USD 401 million in 2011).

•

Our 2013 reported profit (after tax) was negatively affected by a USD 389 million translation impact (as compared to a negative translation impact of USD 950 million in 2012 and a positive translation impact of USD 312 million in 2011), while the negative translation impact on our 2013 earnings per share base (profit attributable to our equity holders) was USD 167 million or USD 0.10 per share (as compared to a negative impact of USD 648 million in 2012 or USD 0.40 per share and a positive impact of 200 million or USD 0.13 per share in 2011).

•	Our net debt increased by USD 606 million in 2013 as a result of translation impacts (as compared to an increase of USD 494 million in 2012 and a decrease of USD 262 million in 2011).

•	Our equity decreased by USD 3,109 million in 2013 as a result of translation impacts (as compared to a decrease of USD 271 million in 2012 and a decrease of 1,764 million in 2011).

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

Equity attributable to our equity holders and non-controlling interests amounted to USD 55.3 billion as of 31 December 2013 (USD 45.4 billion as of 31 December 2012 and USD 41.0 billion as of 31 December 2011) and our net debt amounted to USD 38.8 billion as of 31 December 2013 (USD 30.1 billion as of 31 December 2012 and USD 34.7 billion as of 31 December 2011). Our overriding objectives when managing capital resources are to safeguard the business as a going concern and to optimize our capital structure so as to maximize shareholder value while keeping the desired financial flexibility to execute strategic projects.

To finance the acquisition of Anheuser-Busch in 2008, we entered into a USD 45 billion senior facilities agreement (of which USD 44 billion was ultimately drawn) and a USD 9.8 billion bridge facility agreement, enabling us to consummate the acquisition. During 2008, 2009 and 2010, we fully refinanced and repaid our obligations under these debt facilities by using the proceeds from a rights offering in 2008, cash generated from operating activities, proceeds from the disposal of activities, drawdowns from existing loan facilities, proceeds of capital market offerings and the proceeds from a new senior credit facility entered into in April 2010 (the “2010 Senior Facilities Agreement”). The terms of the 2010 Senior Facilities Agreement, as well as its intended use, are described under “Item 10. Additional Information—C. Material Contracts.” Over the course of 2010, we made a number of repayments to the 2010 senior facilities. Effective 25 July 2011, we amended the terms of the 2010 Senior Facilities Agreement. The amendment provided for an extension of the USD 8.0 billion five-year revolving credit facility maturing in April 2015 with a revised maturity of July 2016, as well as a reduced margin grid. In connection with the amendment, we fully prepaid and terminated the USD 5.0 billion three-year term facility maturing in April 2013. During 2011, we continued to refinance and repay our obligations under the 2010 senior facilities by using cash generated from operating activities, drawdowns from existing loan facilities and by using the proceeds of capital market offerings. Effective 20 August 2013, we amended the terms of the USD 8.0 billion five-year revolving credit facility extending the provision of USD 7.2 billion to a revised maturity of July 2018. As of 31 December 2013, there were no amounts drawn under the amended USD 8.0 billion multi-currency revolving credit facility. See “Item 5. Operating and Financial Review—H. Contractual Obligations and Contingencies—Contractual Obligations.”

To facilitate the combination with Grupo Modelo, we entered into a USD 14.0 billion long-term bank financing, dated as of 20 June 2012. The new USD 14.0 billion facilities agreement (“2012 Facilities Agreement”) comprised of “Facility A,” a term facility with a maximum maturity of two years from the funding date for up to USD 6.0 billion principal amount and “Facility B,” a three-year term facility for up to USD 8.0 billion principal amount bearing interest at a floating rate equal to LIBOR, plus margins. In November 2012, the principal amount of “Facility A” was reduced to USD 5.1 billion, following a voluntary cancellation option under the 2012 Facilities Agreement and on 31 May 2013, we opted to cancel the remaining commitments under “Facility A”. On 3 June 2013, we drew down USD 8.0 billion under “Facility B” to finance the Grupo Modelo combination. In June 2013, we fully repaid the portion of the 2012 Facilities Agreement that was drawn for the combination and terminated the 2012 Facilities Agreement. As of 31 December 2013, no amount remained outstanding under the 2012 Facilities Agreement. See “Item 10. Additional Information—C. Material Contracts.”

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

Our cash, cash equivalents and short-term investments in debt securities less bank overdrafts as of 31 December 2013 amounted to USD 9,956 million. As of 31 December 2013, we had total liquidity of USD 17,956 million, which consisted of USD 8.0 billion of commitments under the 2010 senior facilities, and USD 9,956 million of cash, cash equivalents and short-term investments in debt securities less bank overdrafts. Although we may borrow such amounts to meet our liquidity needs, we principally rely on cash flows from operating activities to fund our continuing operations.

Cash Flow

The following table sets forth our consolidated cash flows for the years ended 31 December 2013, 2012 and 2011:

	Year ended 31 December (audited)
	2013	2012(2)	2011(2)
	(USD million)
Cash flow from operating activities	13,864	13,268	12,486
Cash flow from (used in) investing activities	(10,281)	(11,341)	(2,731)
Cash flow from (used in) financing activities	341	162	(8,996)

Net increase/(decrease) in cash and cash equivalents	3,924	2,089	759

Cash flow from operating activities

Our cash flows from operating activities for the years ended 31 December 2013, 2012 and 2011 were as follows:

	Year ended 31 December (audited)
	2013	2012(2)	2011(2)
	(USD million)
Profit (including non-controlling interests)	16,518	9,325	7,859
Revaluation of initial investment Grupo Modelo	(6,415)	—	—
Interest, taxes and non-cash items included in profit	7,135	6,403	7,520

Cash flow from operating activities before changes in working capital and provisions	17,238	15,728	15,379
Change in working capital(1)	866	1,099	1,409
Pension contributions and use of provisions	(653)	(621)	(710)
Interest and taxes (paid)/received	(4,193)	(3,658)	(3,998)
Dividends received	606	720	406

Cash flow from operating activities	13,864	13,268	12,486

Note:

(1)	For purposes of the table above, working capital includes inventories, trade and other receivables and trade and other payables, both current and non-current.
(2)	2011 and 2012 as reported, adjusted to reflect the changes on the revised IAS 19 Employee Benefits. See “—Summary of Changes in Accounting Policies” above.

Non-cash items included in profit include: depreciation, amortization and impairments, including impairment losses on receivables and inventories; additions and reversals in provisions and employee benefits; losses and gains on sales of property, plant and equipment, intangible assets, subsidiaries and assets held for sale; equity share-based payment expenses; share of result of associates; net finance cost; income tax expense and other non-cash items included in profit. Please refer to our consolidated cash flow statement in our audited consolidated financial statements as of 31 December 2013 and 2012, and for the three years ended 31 December 2013 for a more comprehensive overview of our cash flow from operating activities.

Our primary source of cash flow for our ongoing activities and operations is our cash flow from operating activities. For extraordinary transactions (such as the 2008 Anheuser-Busch acquisition and the 2013 Modelo combination), we may, from time to time, also rely on cash flows from other sources. See “—Cash Flow from Investing Activities” and “—Cash Flow from Financing Activities,” below.

Net cash from operating activities in 2013 increased by USD 596 million, or 4.5%, from USD 13,268 million in 2012 to USD 13,864 million in 2013. The increase mainly results from higher profits generated in 2013. The combination with Grupo Modelo resulted in approximately USD 400 million working capital improvements by the end of 2013, from the USD 500 million synergies expected in the first two years after the closing of the transaction and previously announced.

We devote substantial efforts to the efficient use of our working capital, especially those elements of working capital that are perceived as ‘core’ (including trade receivables, inventories and trade payables). The initiatives to improve our working capital include the implementation of best practices on collection of receivables and inventory management, such as optimizing our inventory levels per stock taking unit, improving the batch sizes in our production process and optimizing the duration of overhauls. Similarly, we aim to efficiently manage our payables by reviewing our standard terms and conditions on payments and resolving, where appropriate, the terms of payment within 120 days upon receipt of invoice. Changes in working capital contributed USD 866 million to operational cash flow in 2013. This contribution includes USD 51 million cash outflow from derivatives. Excluding the impact of derivatives, working capital management would have resulted in a positive USD 917 million cash impact.

Net cash from operating activities in 2012 increased by USD 782 million, or 6.3%, from USD 12,486 million in 2011 to USD 13,268 million in 2012. The increase mainly results from higher profits generated in 2012. The working capital improvements reflected primarily the results of on-going payables initiatives. In addition, trade payables increased at year end 2011 and 2012 due to capital expenditures, these payables having on average longer payment terms.

Cash Flow from Investing Activities

Our cash flows from investing activities for the years ended 31 December 2013, 2012 and 2011 were as follows:

	Year ended 31 December (audited)
	2013	2012	2011
	(USD million)
Net capital expenditure(1)	(3,612)	(3,089)	(3,256)
Acquisition and sale of subsidiaries and associates, net of cash acquired/disposed of(2)	(17,397)	(1,412)	(25)
Proceeds from the sale of / (investment in) short-term debt securities	6,707	(6,702)	529
Proceeds from the sale of assets held for sale(3)	4,002	(3)	—
Other(2)	19	(135)	21

Cash flow from (used in) investing activities	(10,281)	(11,341)	(2,731)

Notes:

(1)	Net capital expenditure consists of acquisitions of plant, property and equipment and of intangible assets, minus proceeds from sale.
(2)	Reclassified to conform to the 2012 presentation.
(3)	Reclassified to conform to the 2013 presentation.

Net cash used in investing activities was USD 10,281 million in 2013 as compared to USD 11,341 million in 2012. The evolution of the cash used in investment activities in 2013 is mainly explained by the combination with Grupo Modelo and the sale by Grupo Modelo of its business in the fifty states of the United States, the District of Columbia and Guam to Constellation Brands, Inc. See note 6 to our audited consolidated financial statements as of 31 December 2013 and 2012, and for the three years ended 31 December 2013 included in this Form 20-F.

Please also refer to notes 17, 21 and 24 of our audited consolidated financial statements as of 31 December 2013 and 2012, and for the three years ended 31 December 2013.

Our net capital expenditures amounted to USD 3,612 million in 2013 and USD 3,089 million in 2012. Out of the total capital expenditures of 2013, approximately 57% was used to improve our production facilities while 34% was used for logistics and commercial investments. Approximately 9% was used for improving administrative capabilities and purchase of hardware and software.

Net cash used in investing activities was USD 11,341 million in 2012 as compared to USD 2,731 million in 2011. During 2012, we raised a series of bonds and accumulated liquidity to support the Modelo acquisition. The excess liquidity was mainly invested in short-term debt securities and short-term U.S. Treasury Bills pending the closing of the combination with Grupo Modelo. The increase in net cash used in investing activities is further explained by the acquisition of CND in Dominican Republic in May 2012.

Cash Flow from Financing Activities

Our cash flows from financing activities for the years ended 31 December 2013, 2012 and 2011 were as follows:

	Year ended 31 December (audited)
	2013	2012	2011
	(USD million)
Dividends paid(1)	(6,253)	(3,632)	(3,088)
Net (payments on) / proceeds from borrowings	4,458	3,649	(4,558)
Net proceeds from the issue of share capital	73	102	155
Cash received for deferred shares instrument	1,500	—	—
Other (including net financing costs other than interest)	563	43	(1,505)

Cash flow from (used in) financing activities	341	162	(8,996)

Note:

(1)	Dividends paid in 2013 consisted primarily of USD 4,821 million paid by Anheuser-Busch InBev SA/NV and USD 1,281 million paid by Ambev. Dividends paid in 2012 consisted primarily of USD 2,730 million paid by Anheuser-Busch InBev SA/NV and USD 1,101 million paid by Ambev. Dividends paid in 2011 consisted primarily of USD 1,771 million paid by Anheuser-Busch InBev SA/NV and USD 1,256 million paid by Ambev.

Cash inflow from financing activities amounted to USD 341 million in 2013, as compared to a cash inflow of USD 162 million in 2012. The 2013 cash flow from financing activities reflects the funding of the combination with Grupo Modelo, higher dividend pay outs as compared to 2012 and the cash proceeds from the deferred share instruments issued in a transaction related to the combination with Grupo Modelo. Please refer to notes 17, 21 and 24 of our audited consolidated financial statements as of 31 December 2013 and 2012, and for the three years ended 31 December 2013.

See “—Borrowings” below for details of long-term debt we entered into during 2013.

Cash flows used in financing activities amounted to USD 162 million in 2012, as compared to cash used in financing activities for the year ended 31 December 2011 of USD 8,996 million. During 2012, in order to support the Modelo acquisition, we raised a series of bonds. The excess liquidity resulting from these bonds were mainly invested in short-term debt securities and short-term U.S. Treasury Bills pending the closing of the Modelo acquisition.

Transfers from Subsidiaries

The amount of dividends payable by our operating subsidiaries to us is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. For example, in Brazil, which accounted for 24.1% of our actual reported profit from operations for the year ended 31 December 2013, current legislation permits the Brazilian government to impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance in Brazil’s balance of payments. For approximately six months in 1989 and early 1990, the Brazilian government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors in order to conserve Brazil’s foreign currency reserves.

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

Cash and Cash Equivalents and Short-Term Investments

Our cash and cash equivalents and short-term investments less bank overdrafts at each of 31 December 2013, 2012 and 2011 were as follows:

	Year ended 31 December (audited)
	2013	2012	2011
	(USD million)
Cash and cash equivalents	9,839	7,051	5,320
Bank overdrafts	(6)	—	(8)
Investment in short-term debt securities	123	6,827	103

Cash and Cash Equivalents and Short-Term Investments	9,956	13,878	5,415

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

Effective 25 July 2011, we amended the terms of the 2010 Senior Facilities Agreement. The amendment provides an extension of the USD 8.0 billion five-year revolving credit facility maturing in April 2015 with a revised maturity of July 2016, as well as a reduced margin grid. In connection with the amendment, we fully prepaid and terminated the USD 5.0 billion three-year term facility maturing in April 2013. The amendment further extended our debt maturities and, as evidenced by the improved margin grid, materializes our enhanced credit profile. Effective 20 August 2013, we amended the terms of the USD 8.0 billion five-year revolving credit facility extending the provision of USD 7.2 billion to a revised maturity of July 2018. The terms of the 2010 Senior Facilities Agreement, its amendments, as well as its intended use, are described under “Item 10. Additional Information—C. Material Contracts.”

In addition, during 2013, we continued to refinance and repay our obligations under the 2010 Senior Facilities Agreement by using cash generated from operations, drawdowns from existing loan facilities and by using the proceeds of debt capital market offerings. As of 31 December 2013, there were no amounts drawn under the amended USD 8.0 billion multi-currency revolving credit facility.

To facilitate the combination with Grupo Modelo, we entered into a USD 14.0 billion long-term bank financing, dated as of 20 June 2012. The new USD 14.0 billion facilities agreement (“2012 Facilities Agreement”) comprised of “Facility A,” a term facility with a maximum maturity of two years from the funding date for up to USD 6.0 billion principal amount and “Facility B,” a three-year term facility for up to USD 8.0 billion principal amount bearing interest at a floating rate equal to LIBOR, plus margins. In November 2012, the principal amount of “Facility A” was reduced to USD 5.1 billion, following a voluntary cancellation option under the 2012 Facilities Agreement and on 31 May 2013, we opted to cancel the remaining commitments under “Facility A”. On 3 June 2013, we drew down USD 8.0 billion under “Facility B” to finance the combination with Grupo Modelo. In June 2013, we fully repaid the portion of the 2012 Facilities Agreement that was drawn for the combination and terminated the 2012 Facilities Agreement. As of 31 December 2013, no amount remained outstanding under the 2012 Facilities Agreement. See “Item 10. Additional Information—C. Material Contracts.”

Furthermore, in 2013 and in 2014 to date, we completed the following debt capital market offerings:

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

•

On 23 January 2013, we issued EUR 500 million (USD 690 million) aggregate principal amount of fixed rate notes due in 2033 and bearing interest at an annual rate of 3.250%. The net proceeds of the offering were used for general corporate purposes.

•

On 25 January 2013, we issued a private offering of notes in an aggregate principal amount of CAD 1.2 billion (USD 1.1 billion), consisting of CAD 600 million (USD 564 million) aggregate principal amount of notes with a fixed interest rate of 2.375% per annum and maturity date of 25 January 2018 and CAD 600 million (USD 564 million) aggregate principal amount of notes with a fixed interest rate of 3.375% per annum and maturity date of 25 January 2023. The notes were offered only to accredited investors resident in Canadian provinces via an Offering Memorandum dated 17 January 2013. The net proceeds of the offering were used for general corporate purposes.

•

On 24 September 2013, we issued EUR 750 million (USD 1,034 million) aggregate principal amount of fixed rate notes due in 2020 bearing interest at an annual rate of 2.250% and GBP 500 million (USD 827 million) aggregate principal amount of fixed rate notes due in 2025 bearing interest at an annual rate of 4.000%. The use of the proceeds of such issuance was for general corporate purposes.

•

On 27 January 2014, we issued USD 5.25 billion aggregate principal amount of notes, consisting of USD 1.2 billion aggregate principal amount of fixed rate notes due 2017; USD 300 million aggregate principal amount of floating rate notes due 2017; USD 1.25 billion aggregate principal amount of fixed rate notes due 2019; USD 250 million aggregate principal amount of floating rate notes due 2019; USD 1.4 billion aggregate principal amount of fixed rate notes due 2024; and USD 850 million aggregate principal amount of fixed rate notes due 2044. The fixed rate notes will bear interest at an annual rate of 1.125% for the 2017 notes; 2.150% for the 2019 notes; 3.700% for the 2024 notes; and 4.625% for the 2044 notes. The floating rate notes will bear interest at an annual rate of 19.00 basis points above three-month LIBOR for the 2017 floating rate notes and 40.00 basis points above three-month LIBOR for the 2019 floating rate notes. The use of the proceeds of such issuance was for general corporate purposes and pre-funding of financing related to the announced reacquisition of Oriental Brewery.

Further to the above, during 2013, we early redeemed USD 22 million aggregate principal amount of Anheuser-Busch fixed rate notes with maturities in 2034 and 2041.

Most of our other interest-bearing loans and borrowings are for general corporate purposes, based upon strategic capital structure concerns, although certain borrowings are incurred to fund significant acquisitions of subsidiaries, such as the borrowings to fund the combination with Grupo Modelo. Although seasonal factors affect the business, they have little effect on our borrowing requirements.

We have a Belgian commercial paper program under which Anheuser-Busch InBev SA/NV and Cobrew NV may issue and have outstanding at any time commercial paper notes up to a maximum aggregate amount of EUR 1.0 billion (USD 1.3 billion) or its equivalent in alternative currencies. The proceeds from the issuance of any such notes may be used for general corporate purposes. The notes may be issued in two tranches: Tranche A has a maturity of not less than seven and not more than 364 days from and including the day of issue; Tranche B has a maturity of not less than one year. As of 31 December 2013, we had borrowed approximately USD 1.1 billion under the program. Our ability to borrow additional amounts under the program is subject to investor demand.

In June 2011, we also established a U.S. commercial paper program for an aggregate outstanding amount not exceeding USD 3.0 billion. We use the net proceeds from this program, before expenses, for general corporate purposes. As of 31 December 2013, the total outstanding commercial paper under this program amounted to USD 999 million. If we are ever unable to refinance under this commercial program as it becomes due, we have access to funding through the use of our committed lines of credit.

At the time of the Anheuser-Busch acquisition, the interest rate for an amount of up to USD 34.5 billion had effectively been fixed through a series of hedge arrangements at a weighted average rate of 3.875% per annum (plus applicable fixed spreads) for the period 2009 to 2011 and a portion of the hedging arrangements had been successively extended for an additional two-year period. Following the repayment and refinancing activities performed throughout 2009, 2010 and 2011, we entered into new interest rate swaps to unwind the ones that became freestanding as a result of these repayments. As of 31 December 2013, there are no remaining open positions covering the interest exposure on the outstanding balance drawn under the 2010 senior facilities. As a result of the partial prepayment of amounts drawn under the 2008 and 2010 Senior Facilities Agreement during 2009, 2010 and 2011, we recognized an exceptional finance cost of USD 474 million in 2009, of USD 733 million in 2010 and of USD 235 million in 2011 in hedging losses, as the interest rate swaps hedging the repaid parts of the 2008 and 2010 Senior Facilities Agreements were no longer effective.

Furthermore, during 2013, we had interest rate swaps for a total notional of USD 6.4 billion and Treasury lock interest rate derivatives for a total amount of USD 1.0 billion in order to pre-hedge future bond issuances. These interest rate swaps and Treasury lock interest rate swaps were settled in 2013. As of 31 December 2013, there were no remaining pre-hedge position outstanding.

Please refer to note 29 of our audited consolidated financial statements as of 31 December 2013 and 2012, and for the three years ended 31 December 2013, “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments.”

Our borrowings are linked to different interest rates, both variable and fixed. As of 31 December 2013, after certain hedging and fair value adjustments, USD 4.4 billion, or 8.9%, of our interest-bearing financial liabilities (which include loans, borrowings and bank overdrafts) bore a variable interest rate, while USD 44.7 billion, or 91.1%, bore a fixed interest rate. Our net debt is denominated in various currencies, though primarily in the U.S. dollar, the euro, the Brazilian real, the pound sterling and the Canadian dollar. Our policy is to proactively address and manage the relationship between our various borrowing currency liabilities and our functional currency cash flows, through long-term or short-term borrowing arrangements, either directly in their functional currencies or indirectly through hedging arrangements.

The currency of borrowing is driven by various factors in the different countries of operation, including a need to hedge against functional currency inflation, currency convertibility constraints, or restrictions imposed by exchange control or other regulations. In accordance with our policy aimed at achieving an optimal balance between cost of funding and volatility of financial results, we seek to proactively address and manage the relationship between borrowing liabilities and functional currency cash flow, and we may enter into certain financial instruments in order to mitigate currency risk. We have also entered into certain financial instruments in order to mitigate interest rate risks. For further details on our approach to hedging foreign currency and interest rate risk, please refer to note 29 of our audited consolidated financial statements as of 31 December 2013 and 2012, and for the three years ended 31 December 2013, and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments.”

We use a hybrid currency matching model pursuant to which we may (i) match net debt currency exposure to cash flows in such currency, measured on the basis of EBITDA, as defined, adjusted for exceptional items, by swapping a significant portion of U.S. dollar debt to other currencies, such as Brazilian real (with a higher coupon), although this would negatively impact our profit and earnings due to the higher Brazilian real interest coupon, and (ii) use U.S. dollar cash flows to service interest payments under our debt obligations. Please refer to note 29 of our audited consolidated financial statements as of 31 December 2013 and 2012, and for the three years ended 31 December 2013, and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments—Foreign Currency Risk” for further details of our hedging arrangements. For our definition of EBITDA, as defined, see “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2013 Compared to the Year Ended 31 December 2012—EBITDA, as defined.”

We were in compliance with all our debt covenants as of 31 December 2013. The 2012 and 2010 Senior Facility Agreements do not include restrictive financial covenants. For further details regarding our total current and non-current liabilities, please refer to note 24 of our audited consolidated financial statements as of 31 December 2013 and 2012, and for the three years ended 31 December 2013.

The following table sets forth the level of our current and non-current interest-bearing loans and borrowings as of 31 December 2013 and 2012:

	Year ended 31 December (audited)
	2013	2012
	(USD million)
Secured bank loans	286	151
Commercial papers	2,065	2,088
Unsecured bank loans	694	1,040
Unsecured bond issues	45,853	40,828
Secured other loans	—	5
Unsecured other loans	87	88
Finance lease liabilities	135	141

Total	49,120	44,341

The following table sets forth the contractual maturities of our interest-bearing liabilities as of 31 December 2013:

	Carrying Amount(1)	Less than 1 year	1 - 2 years	2 - 3 years	3 - 5 years	More than 5 years
		(USD million)
Secured bank loans	286	94	81	46	30	35
Commercial papers	2,065	2,065	—	—	—	—
Unsecured bank loans	694	345	170	142	37	—
Unsecured bond issues	45,853	5,327	4,587	2,465	8,677	24,797
Unsecured other loans	87	12	22	15	10	28
Finance lease liabilities	135	3	3	4	7	118
Total	49,120	7,846	4,863	2,672	8,761	24,978

Notes:

(1)	“Carrying Amounts” refers to net book value as recognized on the balance sheet at 31 December 2013.

Please refer to note 29 of our audited consolidated financial statements as of 31 December 2013 and 2012, and for the three years ended 31 December 2013 for a description of the currencies of our financial liabilities and a description of the financial instruments we use to hedge our liabilities.

Credit Rating

As of 31 December 2013, our credit rating from Standard & Poor’s was A for long-term obligations and A-1 for short-term obligations, with a stable outlook, and our credit rating from Moody’s Investors Service was A3 for long-term obligations and P-2 for short-term obligations, with a positive outlook. On 20 March 2014, our credit rating from Moody’s Investors Service was upgraded to A2 for long-term obligations and P-1 for short-term obligations, with a positive outlook. Credit ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any of our or our subsidiaries’ securities. Any change in our credit ratings could have a significant impact on the cost of debt capital to us and/or our ability to raise capital in the debt markets.

Capital Expenditures

We spent USD 3,612 million during 2013 on acquiring capital assets (net of proceeds from the sale of property, plant, equipment and intangible assets). The increase compared to 2012 is mainly explained by the combination with Grupo Modelo. Out of the total capital expenditures of 2013, approximately 57% was used to improve our production facilities while 34% was used for logistics and commercial investments. Approximately 9% was used for improving administrative capabilities and purchase of hardware and software. Our capital expenditures are primarily funded through cash from operating activities.

We spent USD 3,089 million during 2012 on acquiring capital assets (net of proceeds from the sale of property, plant, equipment and intangible assets). The decrease compared to 2011 was primarily related to currency devaluation in Brazil, translating into lower investments in U.S. dollars. Out of the total capital expenditures of 2012 approximately 56% was used to improve our production facilities, while 35% was used for logistics and commercial investments. Approximately 9% was used for improving administrative capabilities and purchase of hardware and software.

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

Research and Development

In 2013, we spent USD 185 million (USD 182 million in 2012 and USD 175 million in 2011) on research and development at our Belgian R&D center and across our zones. Part of this was spent in the area of market research, but the majority is related to innovation in the areas of process optimization and product development. For further information, see “Item 4. Information on the Company—B. Business Overview—10. Intellectual Property; Research and Development—Research and Development.”

Investments and Disposals

On 11 May 2012, we announced that Ambev and E. León Jimenes S.A. (“ELJ”), which owned 83.5% of CND, entered into a transaction to form a strategic alliance to create the leading beverage company in the Caribbean through the combination of their businesses in the region. Ambev’s initial indirect interest in CND was acquired through a cash payment of USD 1.0 billion and the contribution of Ambev Dominicana. Separately, Ambev Brazil acquired an additional stake in CND of 9.3%, which was owned by Heineken N.V., for USD 237 million at the closing date. During 2012 and 2013, as part of the same transaction, Ambev acquired an additional stake from other minority holders. As of 31 December 2013, Ambev owned a total indirect interest of approximately 55.0% in CND.

On 27 April 2013, we completed a transaction to acquire four breweries in China with a total capacity of approximately 9 million hectoliters. The aggregate purchase price was approximately USD 439 million.

On 4 June 2013 we announced the completion of our combination with Grupo Modelo. The combination was a natural next step given our economic stake of more than 50% in Grupo Modelo prior to the transaction and the successful long-term partnership between the two companies. The combination was completed through a series of steps that simplified Grupo Modelo’s corporate structure, followed by an all-cash tender offer for all outstanding Grupo Modelo shares that we did not own at that time for USD 9.15 per share. By 4 June 2013 and following the settlement of the tender offer, we owned approximately 95% of Grupo Modelo’s outstanding shares. We established and funded a trust to accept further tender of shares by Grupo Modelo shareholders at a price of USD 9.15 per share over a period of up to 25 months from the completion of the combination. On 7 June 2013, in a transaction related to the combination, Grupo Modelo completed the sale of its business in the fifty states of the United States, the District of Columbia and Guam to Constellation Brands, Inc. for approximately USD 4.75 billion, in aggregate, subject to a post-closing adjustment, which will be paid by Constellation Brands, Inc. no later than 7 June 2014. The post-closing adjustment is approximately USD 558 million. In a transaction related to the combination with Grupo Modelo, select Grupo Modelo shareholders purchased a deferred share entitlement to acquire the equivalent of approximately 23.1 million AB InBev shares, to be delivered within five years, for consideration of approximately USD 1.5 billion. This investment occurred on 5 June 2013. As of 31 December 2013, we owned approximately 96% of Grupo Modelo’s outstanding shares. Please refer to note 6 of our audited consolidated financial statements as of 31 December 2013 and 2012, and for the three years ended 31 December 2013. During 2013, we acquired different distributors in Brazil and in the United States for a total consideration of USD 96 million.

On 20 January 2014, we announced an agreement whereby we will reacquire Oriental Brewery, the leading brewer in South Korea, from KKR and Affinity Equity Partners. The enterprise value for the transaction is USD 5.8 billion. As a result of an agreement entered into with KKR and Affinity Equity Partners in 2009, we will receive approximately USD 320 million in cash at closing from this transaction, subject to closing adjustments according to the terms of the transaction. This agreement returns Oriental Brewery to our portfolio after we sold the company in July 2009, following the combination of InBev and Anheuser-Busch in support of the company’s deleveraging target. We will reacquire Oriental Brewery earlier than July 2014, as we were originally entitled to do under the terms of the 2009 transaction. The closing of this transaction is subject to regulatory approval in South Korea as well as other customary closing conditions, and is expected to close in the first half of 2014.

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

The following table provides a reconciliation of our net debt to the sum of current and non-current interest bearing loans and borrowings as of the dates indicated:

	31 December (audited)
	2013	2012
	(USD million)
Non-current interest bearing loans and borrowings	41,274	38,951
Current interest bearing loans and borrowings	7,846	5,390

Total	49,120	44,341
Bank overdrafts	6	—
Cash and cash equivalents	(9,839)	(7,051)
Interest-bearing loans granted (included within Trade and other receivables)	(310)	(324)
Debt securities (included within Investment securities) (1)	(146)	(6,852)

Total net debt	38,831	30,114

Note:

(1)	See note 24 to our audited consolidated financial statements as of 31 December 2013 and 2012, and for the three years ended 31 December 2013.

Net debt as of 31 December 2013 was USD 38.8 billion, an increase of USD 8.7 billion as compared to 31 December 2012. Apart from operating results net of capital expenditures, the net debt is mainly impacted by the payment associated with the Modelo combination net of the cash acquired and the proceeds from the sales to Constellation Brands, Inc. (USD 13.0 billion), the proceeds from the deferred share instruments (USD 1.5 billion), dividend payments to shareholders of AB InBev and Ambev (USD 6.3 billion), the payment of interests and taxes (USD 4.2 billion) and the impact of changes in foreign exchange rates (USD 606 million increase of net debt). See note 6 to our audited consolidated financial statements as of 31 December 2013 and 2012, and for the three years ended 31 December 2013 included in this Form 20-F.

Net debt as of 31 December 2012 was USD 30.1 billion, a reduction of USD 4.6 billion as compared to 31 December 2011. Apart from operating results net of capital expenditures, our net debt was mainly impacted by dividend payments to our shareholders and to Ambev shareholders (USD 3.6 billion), the payment of interest and taxes (USD 3.7 billion), the payment associated with the strategic alliance with CND (USD 1.3 billion), and the impact of changes in foreign exchange rates (USD 494 million increase of net debt).

Consolidated equity attributable to equity holders of AB InBev as at 31 December 2013 was USD 50,365 million, compared to USD 41,154*1 million as at 31 December 2012. The combined effect of the weakening of mainly the closing rates of the Brazilian real, the Argentinean peso, the Mexican peso and the Russian ruble and the strengthening of mainly the closing rates of the euro, the pound sterling and the Chinese yuan resulted in a negative foreign exchange translation adjustment of USD 3,109 million.

Consolidated equity attributable to our equity holders as of 31 December 2012 was USD 41,154*1 million, compared to USD 37,504*1 million at the end of 2011. The combined effect of the weakening of mainly the closing rates of the Brazilian real and the Argentinean peso and the strengthening of mainly the closing rates of the euro, the pound sterling, the Mexican peso, the Russian ruble and the Chinese yuan resulted in a negative foreign exchange translation adjustment of USD 271 million.

Further details on equity movements can be found in our consolidated statement of changes in equity to our audited consolidated financial statements as of 31 December 2013 and 2012, and for the three years ended, 31 December 2013.

See “—Borrowings” above for details of long-term debt we entered into during 2013.

H. CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

Contractual Obligations

The following table reflects certain of our contractual obligations, and the effect such obligations are expected to have on our liquidity and cash flows in future periods, as of 31 December 2013:

			Payment Due By Period
Contractual Obligations	Contractual cash flows(2)	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
		(USD million)
Secured bank loans	312	104	86	50	34	38
Commercial papers	2,066	2,066	—	—	—	—
Unsecured bank loans	774	374	206	156	38	—
Unsecured bond issues	65,215	6,590	6,391	4,138	11,758	36,338
Unsecured other loans	160	20	27	19	16	78
Finance lease liabilities	256	14	13	14	28	187
Bank overdraft	6	6	—	—	—	—
Operating lease liabilities	1,210	136	109	84	130	751
Purchase commitments	10,321	4,449	2,420	1,700	1,730	22
Trade and other payables	19,121	15,841	1,806	271	260	943

Total(1)	99,441	29,600	11,058	6,432	13,994	38,357

Notes:

(1)	“Total” amounts refer to non-derivative financial liabilities including interest payments.
(2)	The loan and bond issue contractual cash flow amounts presented above differ from the carrying amounts for these items in our financial statements in that they include our best estimates of future interest payable (not yet accrued) in order to better reflect our future cash flow position.

Please refer to “—Item G. Liquidity and Capital Resources—Funding Sources—Borrowings” for further information regarding our short-term borrowings and long-term debt.

Please refer to note 29 to our audited consolidated financial statements as of 31 December 2013 and 2012, and for the three years ended 31 December 2013, and in particular to the discussions therein on “Liquidity Risk,” for more information regarding the maturity of our contractual obligations, including interest payments and derivative financial assets and liabilities.

Please refer to note 30 to our audited consolidated financial statements as of 31 December 2013 and 2012, and for the three years ended 31 December 2013 for more information regarding our operating lease obligations.

Information regarding our pension commitments and funding arrangements is described in our Significant Accounting Policies and in note 25 to our audited consolidated financial statements as of 31 December 2013 and 2012, and for the three years ended 31 December 2013. The level of contributions to funded pension plans is determined according to the relevant legislation in each jurisdiction in which we operate. In some countries there are statutory minimum funding requirements while in others we have developed our own policies, sometimes in agreement with the local trustee bodies. The size and timing of contributions will usually depend upon the performance of investment markets. Depending on the country and plan in question, the funding level will be monitored periodically and the contribution amount amended appropriately. Consequently, it is not possible to predict with any certainty the amounts that might become payable from 2014 onwards. In 2013, our employer contributions to defined benefit and defined contribution pension plans amounted to USD 441 million. Contributions to defined benefit pension plans for 2014 are estimated to be approximately USD 270 million for our funded defined benefit plans, and USD 84 million in benefit payments to our unfunded defined benefit plans and post-retirement medical plans. Please refer to note 25 to our audited consolidated financial statements as of 31 December 2013 and 2012, and for the three years ended 31 December 2013 for further information on our employee benefit obligations.

Collateral and Contractual Commitments

The following table reflects our collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other commitments, as of 31 December 2013 and 2012:

	Year ended 31 December (audited)
	2013	2012
	(USD million)
Collateral given for own liabilities	559	628
Collateral and financial guarantees received for own receivables and loans to customers	57	36
Contractual commitments to purchase property, plant and equipment	591	415
Contractual commitments to acquire loans to customers	26	23
Other commitments	1,021	867

As at 31 December 2013, the following M&A related commitments existed with respect to the combination with Grupo Modelo:

•

In a transaction related to the combination of AB InBev and Grupo Modelo select Grupo Modelo shareholders purchased a deferred share entitlement to acquire the equivalent of approximately 23.1 million AB InBev shares, to be delivered within five years, for consideration of approximately USD 1.5 billion. This investment occurred on 5 June 2013. Pending the delivery of the AB InBev shares, we will pay a coupon on each undelivered AB InBev share, pursuant to the terms of the deferred share instrument, so that the deferred share instrument holders are compensated on an after tax basis, for the dividends they would have received had the AB InBev shares been delivered to them prior to the record date for such dividend.

•

On 7 June 2013, in a transaction related to the Grupo Modelo Combination, AB InBev and Constellation Brands, Inc. have entered into a three-year transition services agreement by virtue of which Grupo Modelo or its affiliates will provide certain transition services to Constellation Brands, Inc. to ensure a smooth operational transition of the Piedras Negras brewery. AB InBev and Constellation Brands, Inc. have also entered into a temporary supply agreement for an initial three-year term, whereby Constellation Brands, Inc. can purchase inventory from Grupo Modelo or its affiliates under a specified pricing while the Piedras Negras brewery business acquires the necessary capacity to fulfill 100 percent of the US demand.

Please refer to note 31 to our audited consolidated financial statements as of 31 December 2013 and 2012, and for the three years ended 31 December 2013 for more information regarding collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other.

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

To the extent that we believe that the realization of a contingency is possible (but not probable) and is above certain materiality thresholds, we have disclosed those items in note 32 to our audited consolidated financial statements as of 31 December 2013 and 2012, and for the three years ended 31 December 2013.

I. OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. Please refer to “—H. Contractual Obligations and Contingencies—Collateral and Contractual Commitments” for a description of certain collateral and contractual commitments to which we are subject. Please also refer to note 31 to our audited consolidated financial statements as of 31 December 2013 and 2012, and for the three years ended 31 December 2013.

We intend to enter into stock lending arrangements for up to 20 million of our ordinary shares, in the medium term, in order to fulfill our commitments under the various outstanding stock option plans.

J. OUTLOOK AND TREND INFORMATION

In terms of the volume outlook for 2014, we expect United States industry volumes to be marginally down, with a stronger economy being partly offset by challenging winter weather in the first quarter of 2014. We expect the Mexican beer industry to return to growth, driven by stronger economic growth than in 2013, as well as our own commercial programs. We expect Brazil beer industry volumes to grow by low to mid single digits, helped by the 2014 FIFA World Cup. We expect a year of solid industry volume growth in China.

We expect revenue per hectoliter to grow organically in line with inflation, on a constant geographic basis, as a result of continued improvement in mix and revenue management initiatives.

We expect cost of sales per hectoliter to increase organically by low single digits, on a constant geographic basis, driven by mix and unfavorable foreign exchange transactional impact (primarily with regards to the Brazilian real and the U.S. dollar), partly offset by favorable global commodity costs, procurement savings and efficiency gains.

We expect distribution expenses per hectoliter to increase organically by low single digits.

We expect a low teens percentage increase in our sales and marketing investments as we continue to drive top-line performance by investing behind our brands. This increase includes investment behind our innovations, the 2014 FIFA World Cup and the scaling up of proven trade marketing programs. We expect the increase in sales & marketing expenses to be weighted towards the first half of the year.

We expect the average coupon on net debt to be in the range of 4.3% to 4.8%. Net pension interest expense and accretion expenses are expected to be approximately USD 40 million and USD 75 million per quarter, respectively. Other financial results will continue to be impacted by gains and losses related to the hedging of our share-based payment programs.

Our guidance for net capital expenditure in 2014 is approximately USD 4.0 billion, with the increase being driven mainly by consumer and commercial investments linked to our strong innovation pipeline and market programs.

We expect to reach our optimal capital structure of a net debt to EBITDA, as defined (adjusted for exceptional items) ratio of approximately 2.0x in the medium term, although we are prepared to exceed this level as and when appropriate M&A opportunities arise. Approximately one third of our gross debt is denominated in currencies other than the U.S. dollar, principally the Euro.

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

Our Board may be composed of a maximum of 14 members. There are currently 11 directors, all of whom are non-executives. The renewal of Mr. Storm’s mandate for an additional period of one year was approved by the shareholders at the annual shareholders meeting on 24 April 2013. Further to the completion of the combination with Grupo Modelo S.A.B. de CV on 4 June 2013, it was announced that María Asuncion Aramburuzabala and Valentín Diez Morodo will join our Board as non-executive, non-independent directors, subject to the approval of the shareholders at the annual shareholders meeting scheduled to be held on 30 April 2014.

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

Independent directors on our Board are required to meet the following requirements of independence pursuant to our current Corporate Governance Charter. Such requirements are derived from but not fully identical to the requirements of Belgian company law (when legally required, we shall apply the criteria of independence provided by Belgian company law). Based on the provisions of the Belgian Corporate Governance Code of March 2009 and the Belgian Company Code, the requirements of independence contained in our Corporate Governance Charter are the following:

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

The composition of our Board is currently as follows:

Name	Principal function	Nature of directorship	Initially appointed	Term expires
Paul Cornet de Ways Ruart	Director	Non-executive, nominated by the holders of class A Stichting certificates	2011	2015

Stéfan Descheemaeker	Director	Non-executive, nominated by the holders of class A Stichting certificates	2008	2015

Olivier Goudet	Independent director	Non-executive	2011	2015

Jorge Paulo Lemann	Director	Non-executive, nominated by the holders of class B Stichting certificates	2004	2014

Grégoire de Spoelberch	Director	Non-executive, nominated by the holders of class A Stichting certificates	2007	2014

Kees Storm	Independent director	Non-executive	2002	2014

Marcel Herrmann Telles	Director	Non-executive, nominated by the holders of class B Stichting certificates	2004	2014

Roberto Moses Thompson Motta	Director	Non-executive, nominated by the holders of class B Stichting certificates	2004	2014

Alexandre Van Damme	Director	Non-executive, nominated by the holders of class A Stichting certificates	1992	2014

Name	Principal function	Nature of directorship	Initially appointed	Term expires
Carlos Alberto Sicupira	Director	Non-executive, nominated by the holders of class B Stichting certificates	2004	2014

Mark Winkelman	Independent director	Non-executive	2004	2014

The mandates of Alexandre Van Damme, Grégoire de Spoelberch, Jorge Paulo Lemann, Roberto Moses Thompson Motta, Marcel Herrmann Telles, Carlos Alberto Sicupira, Kees Storm and Mark Winkelman will come to an end immediately after the annual shareholders meeting scheduled to be held on 30 April 2014. Their mandates are renewable. The proposal of our Board to the shareholders regarding the renewal of these directors, the appointment of any successor or any new additional director will be based on a recommendation of the Nomination Committee and disclosed in the convening notice for the annual shareholders meeting scheduled to be held on 30 April 2014. Further to the completion of the combination with Grupo Modelo S.A.B. de CV on 4 June 2013, the appointment of María Asuncion Aramburuzabala and Valentín Diez Morodo as non-executive, non-independent directors for a period of 4 years will be submitted to the shareholders for approval at the annual shareholders meeting scheduled to be held on 30 April 2014.

The business address for all of our directors is: Brouwerijplein 1, 3000 Leuven, Belgium.

Mr. Cornet de Ways Ruart is a representative of the main shareholders (nominated by Eugénie Patri Sébastien S.A., the holder of the class A Stichting certificates). Born in 1968, he is a Belgian citizen and holds a Master’s Degree as a Commercial Engineer from the Catholic University of Louvain and an MBA from the University of Chicago. He has attended the Master Brewer program at the Catholic University of Louvain. From 2006 to 2011, he worked at Yahoo! and was in charge of Corporate Development for Europe before taking on additional responsibilities as Senior Financial Director for Audience and Chief of Staff. Prior to joining Yahoo!, Mr. Cornet was Director of Strategy for Orange UK and spent seven years with McKinsey & Company in London and Palo Alto, California. He is also a member of the Board of Directors of EPS, Rayvax, Adrien Invest, Upignac S.A., Floridienne S.A. and several privately held companies.

Mr. Descheemaeker is a representative of the main shareholders (nominated by Eugénie Patri Sébastien S.A., the holder of the class A Stichting certificates). Born in 1960, he is a Belgian citizen and holds a Master’s Degree in Commercial Engineering from Solvay Business School. He began his professional career with the Belgian Ministry of Finance and then worked in an investment group until 1996, when he joined Interbrew as head of Strategy & External Growth, managing its M&A activities, culminating with the combination of Interbrew and Ambev. In 2004, he transitioned to operational management, in charge of Interbrew’s operations in the United States and Mexico, and then as InBev’s Zone President Central and Eastern Europe, and, eventually, Western Europe. In 2008, Mr. Descheemaeker ended his operational responsibilities at Anheuser-Busch InBev and joined our Board as a non-executive Director. He was appointed Chief Financial Officer of Delhaize Group in January 2009 and served as Chief Executive Officer of Delhaize Europe from January 2012 until October 2013. He is also a member of the Universite Libre de Bruxelles (ULB) Foundation.

Mr. Goudet is an independent Board member. Born in 1964, he is a French citizen, holds a Degree in Engineering from l’Ecole Centrale de Paris and graduated from the ESSEC Business School in Paris with a major in Finance. Mr. Goudet is Partner and CEO of the Joh. A. Benckiser Group, a position he has held since June 2012. He started his professional career in 1990 at Mars, Inc., serving on the finance team of the French business. After six years, he left Mars to join the VALEO Group, where he held several senior executive positions. In 1998, Mr. Goudet returned to Mars, where he later became Chief Financial Officer in 2004. In 2008, his role was broadened and he was appointed Executive Vice President and Chief Financial Officer. In June 2012, he became an Advisor to the Board of Mars, Inc. In January 2013, Mr. Goudet became the Chairman of Peet’s Coffee & Tea Inc. He is also a member of the Board of Directors of Coty Inc. and D.E. Master Blenders 1753.

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

Mr. Telles is a representative of the main shareholders (nominated by BRC S.à.R.L., the holder of the class B Stichting certificates). Born in 1950, he is a Brazilian citizen and holds a Degree in Economics from Universidade Federal do Rio de Janeiro and attended the Owners/Presidents Management Program at Harvard Business School. He was Chief Executive Officer of Brahma and Ambev and has been a member of the Board of Directors of Ambev since 2000. He is also a member of the Board of Directors of H.J. Heinz Company and of the Board of associates of Insper. He is co-founder and Board member of Fundação Estudar, a non-profit organization that provides scholarships for Brazilians; and a founder and Chairman of Ismart, a non-profit organization that provides scholarships to low-income students. He is also an ambassador for Endeavor, an international non-profit organization that supports entrepreneurs in emerging markets.

Mr. Thompson Motta is a representative of the main shareholders (nominated by BRC S.à.R.L., the holder of the class B Stichting certificates). Born in 1957, he is a Brazilian citizen and holds a Degree in Mechanical Engineering from Pontificia Universidade Católica do Rio de Janeiro and an MBA from the Wharton School of the University of Pennsylvania. From 1993 to 2004, he was a managing partner of GP Investimentos, the largest private equity group in Brazil, and a Board member until 2010. Mr. Thompson Motta is also a Board member of Ambev S.A., Burger King Worldwide Holdings, Lojas Americanas; and São Carlos Empreendimentos e Participações S.A.

Mr. Van Damme is a representative of the main shareholders (nominated by Eugénie Patri Sébastien S.A., the holder of the class A Stichting certificates). Born in 1962, he is a Belgian citizen and graduated from Solvay Business School, Brussels. Mr. Van Damme joined the beer industry early in his career and held various operational positions within Interbrew until 1991, including Head of Corporate Planning and Strategy. He has managed several private venture holding companies and is currently a director of Patri S.A. (Luxembourg), Burger King Worldwide Holdings and of Douwe Egberts Master Blenders 1753. He is also an administrator of the InBev Baillet-Latour Fund, a foundation that encourages social, cultural, artistic, technical, sporting, educational and philanthropic achievements.

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

Ms. Aramburuzabala will become a non-executive, non-independent Board member subject to the approval of shareholders at the annual shareholders meeting scheduled to be held on 30 April 2014. Born in 1963, she is a citizen of Mexico and holds a degree in Accounting from the ITAM. She has served as Chief Executive Officer of Tresalia Capital, S.A. de C.V. since 1996 and is the Chairwoman of Tresalia Capital, Kio Networks, Abilia and Red Universalia. She is a member of the Board of Directors of Grupo Modelo, Grupo Financiero Banamex, Banco Nacional de México, Médica Sur, Latin America Conservation Council, Calidad de Vida, Progreso y Desarrollo para la Ciudad de México, a non-executive director of Fresnillo PLC, and an Advisory Board member of the Instituto Tecnológico Autónomo de México (ITAM) School of Business.

Mr. Diez will become a non-executive, non-independent Board member subject to the approval of shareholders at the annual shareholders meeting scheduled to be held on 30 April 2014. Born in 1940, he is a citizen of Mexico. He holds a degree in Business Administration from the Universidad Iberoamericana and participated in postgraduate courses at the University of Michigan. He is currently President of Grupo Nevadi International, Chairman of the Consejo Empresarial Mexicano de Comercio Exterior, Inversión y Tecnología, AC (COMCE) and Chairman of that organization’s Mexico-Spain Bilateral Committee. He is a member of the Board of Directors of Grupo Modelo, Vice President of Kimberly Clark de México, and Grupo Aeroméxico, He is member of the Board of Grupo Financiero Banamex, Acciones y Valores Banamex, Grupo Dine, Mexichem, OHL México, Zara México, Telefónica Móviles México, Banco Nacional de Comercio Exterior, S.N.C. (Bancomext), ProMexico and the Instituto de Empresa, Madrid. He is member of the Consejo Mexicano de Hombres de Negocios and Chairman of the Instituto Mexicano para la Competitividad, IMCO. He is Chairman of the Assembly of Associates of the Universidad Iberoamericana, and Founder and Chairman of the Diez Morodo Foundation, which encourages social, sporting, educational and philanthropic causes. Mr. Diez is also a member of the Board of the Museo Nacional de las Artes, MUNAL in Mexico and member of the International Trustees of the Museo del Prado in Madrid, Spain.

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

Over the five years preceding the date of this Form 20-F, the members of our Board hold or have held the following main directorships (apart from directorships they have held with us and our subsidiaries) or memberships of administrative, management or supervisory bodies and/or partnerships:

Name	Current	Past
Paul Cornet	Eugénie Patri Sébastien S.A., Rayvax Société d’Investissement S.A., Sebacoop SCRL, Adrien Invest SCRL, Floridienne S.A., Gourmet Food Collection S.A., Upignac S.A. and the Stichting	Sparflex

Stéfan Descheemaeker	Eugénie Patri Sébastien S.A. and the Stichting	Delhaize Group

Olivier Goudet	Joh. A. Benckiser Group, Joh. A. Benckiser sàrl, Joh. A. Benckiser AdvisorCo LLC, Peet’s Coffee & Tea, Inc., Mars Inc., Coty Inc., Douwe Egberts Master Blenders 1753 N.V. and Acorn Holdings B.V.	Wm. Wrigley Jr. Company and the Washington Performing Arts Society

Jorge Paulo Lemann	Harvard Business School’s Board of Dean’s Advisors, 3G Capital, Inc., Fundação Estudar, Fundação Lemann, the Stichting and Instituto Veris—IBMEC São Paulo	Lojas Americanas S.A., São Carlos Empreendimentos e Participações S.A., GP Investimentos, The Gillette Company, Swiss Re, DaimlerChrysler (International Advisory Board), NYSE (Latin American Advisory Board)

Grégoire de Spoelberch	Agemar S.A., Wernelin S.A., Fiprolux S.A., Eugénie Patri Sébastien S.A., the Stichting, G.D.S. Consult, Cobehold, Compagnie Benelux Participations, Vervodev, Wesparc, Groupe Josi(1), Financière Stockel(1), Immobilière du Canal(1), Verlinvest(1), Midi Developpement(1), Solferino Holding S.A., Navarin S.A., Zencar S.A., Clearvolt S.A. and Fonds InBev Baillet Latour	Atanor(1), Amantelia(1), Demeter
Finance, Lunch Garden Services(1),
Lunch Garden(1), Lunch Garden
Management(1), Lunch Garden
Finance(1), Lunch Garden Concepts(1),
HEC Partners(1), Q.C.C.(1), A.V.G.
Catering Equipment(1), Immo Drijvers-
Stevens(1), Elpo-Cuisinex Wholesale(1)

Kees Storm	Unilever N.V., Unilever Plc, Baxter International Inc., Pon Holdings B.V., AEGON N.V.(until 21 May 2014) and Koninklijke Luchtvaart Maatschappij N.V (until 23 April 2014).	Royal Wessanen N.V. and Laurus N.V.

Marcel Herrmann Telles	3G Capital,Inc., H.J.Heinz Company, Instituto de Desenvolvimento Gerencial—INDG, Fundação Estudar, Instituto Social María Telles, the Stichting	Lojas Americanas S.A., São Carlos
Empreendimentos e
Participações S.A., Editora Abril S.A.
GP Investimentos and Instituto Veris—
IBMEC São Paulo, Burger King
Worldwide Holdings, Inc., Itau/
Unibanco International, Harvard
Business School’s Board of Dean’s
Advisors

Roberto Moses Thompson Motta	São Carlos Empreendimentos e Participações S.A., Lojas Americanas S.A., Burger King Worldwide Holdings, B2W Companhia Global do Varejo, 3G Capital, Inc., the Stichting and Ambev SA.	GP Investment Limited, Mcom Wireless Ltda. and LPDS Participações S.A.

Name	Current	Past
Alexandre Van Damme	Douwe Egberts Master Blenders 1753 N.V., Burger King Worldwide Holdings Inc., the Stichting and Eugénie Patri Sébastien S.A.	UCB S.A.

Carlos Alberto Sicupira	Burger King Worldwide Holdings, Inc., Lojas Americanas S.A., 3G Capital, Inc., Instituto de Desenvolvimento Gerencial—INDG,	B2W Companhia Global do Varejo, São Carlos Empreendimentos e Participações S.A, Movimento Brasil Competitivo—MBC, ALL América Latina Logística S.A. and GP Investimentos

Mark Winkelman	Goldman, Sachs & Co. and University of Pennsylvania	Select Reinsurance, Ltd. and J.C. Flowers & Co.

María Asunción Aramburuzabala (subject to shareholder approval)	Tresalia Capital, Grupo Modelo, Kio Networks, Abilia, Red Universalia, Grupo Financiero Banamex, Banco Nacional de México, Fresnillo, plc, Médica Sur, Latin America Conservation Council, Calidad de Vida Progreso y Desarrollo para la Ciudad de México, Instituto Tecnológico Autónomo de México (ITAM) School of Business	América Móvil, Artega Automobil,
Consejo Asesor para las Negociaciones
Comerciales Internacionales, Diblo,
Dirección de Fábricas, Empresas ICA,
Filantropía Modelo, Grupo Televisa,
Grupo Aeroméxico, Siemens, Tory
Burch, Compromiso Social por la
Calidad de la Educación

Valentín Diez (subject to shareholder approval)	Grupo Nevadi International, Grupo Modelo, Kimberly Clark de México, Grupo Aeroméxico, Grupo Financiero Banamex, Acciones y Valores Banamex, Grupo Dine, Mexichem, OHL México, Zara México, Telefónica Móviles México, Banco Nacional de Comercio Exterior, S.N.C. –Bancomext-, ProMexico, Instituto de Empresa –Madrid-, Consejo Mexicano de Hombres de Negocios, Instituto Mexicano para la Competitividad –IMCO-, Assembly of Associates of the Universidad Iberoamericana, and the Diez Morodo Foundation.	Grupo, Alfa, Aeroportuario del Sureste, Grupo MVS Multivision

Note:

(1)	As permanent representative.

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

Our Chief Executive Officer leads an executive board of management comprised of the Chief Executive Officer, eight global functional heads and six zone presidents. Further to the completion of the combination with Grupo Modelo S.A.B. de CV on 4 June 2013, Mexico became a separate business segment and geographic zone, and Ricardo Tadeu was appointed Zone President Mexico. Effective 1 January 2014, we have combined Western Europe and Central & Eastern Europe into one European Zone. As a result of this decision, Stuart MacFarlane, formerly Zone President Central & Eastern Europe, now leads the Europe Zone. Jo Van Biesbroeck, formerly Zone President Western Europe & Chief Strategy Officer, will continue to serve as our Chief Strategy Officer and leader of AB InBev International.

Also, effective 1 January 2014, Felipe Dutra, Chief Financial and Technology Officer, is assuming leadership of the Global IBS area in addition to his Finance responsibilities. Following this change, Claudio Garcia, formerly Chief People & Technology Officer, will focus on the People area, leading the team as we continue to build the best people pipeline globally.

Finally, effective 1 January 2014, Marcio Froes became Zone President Latin America South, succeeding Fransisco Sà, who left the company. Marcio Froes was formerly VP Supply for our Latin America North Zone.

The other members of the executive board of management work with our Chief Executive Officer to enable our Chief Executive Officer to properly perform his duties of daily management.

Although exceptions can be made in special circumstances, the upper age limit for the members of our executive board of management is 65, unless their employment contract provides otherwise.

Our executive board of management currently consists of the following members:

Name	Function
Carlos Brito	Chief Executive Officer
Felipe Dutra	Chief Financial and Technology Officer
Claudio Braz Ferro	Chief Supply Officer
Miguel Patricio	Chief Marketing Officer
Sabine Chalmers	Chief Legal and Corporate Affairs Officer
Claudio Garcia	Chief People Officer
Tony Milikin	Chief Procurement Officer
Bernardo Pinto Paiva	Chief Sales Officer
Jo Van Biesbroeck	Chief Strategy Officer
Michel Doukeris	Zone President Asia Pacific
Stuart MacFarlane	Zone President Europe
Francisco Sá (until 1 January 2014)	Zone President Latin America South
Marcio Froes (as of 1 January 2014)	Zone President Latin America South
João Castro Neves	Zone President Latin America North
Luiz Fernando Edmond	Zone President North America
Ricardo Tadeu	Zone President Mexico

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

Felipe Dutra is our Chief Financial and Technology Officer. Mr. Dutra has served as the Chief Financial Officer of Anheuser-Busch InBev since the combination with Anheuser-Busch in 2008 and became our Chief Financial and Technology Officer in 2014. He was previously the Chief Financial Officer of InBev since January 2005, following the merger between Ambev and Interbrew, and in 1999 was appointed Ambev’s Chief Financial Officer as result of the merger between Brahma and Antarctica. Mr. Dutra joined Brahma in 1990 from Aracruz Celulose, a major Brazilian manufacturer of pulp and paper. At Brahma, he held various positions in Treasury and Finance before being appointed General Manager of Brahma’s subsidiary, Fratelli Vita — taking up the challenge of turning around a business division and capturing opportunities in beverages other than beer and soft drinks. Born in 1965, Mr. Dutra is a Brazilian citizen and holds a Degree in Economics from Candido Mendes and an MBA in Controlling from Universidade de São Paulo. Mr. Dutra is also a member of the Board of Directors of Ambev and Grupo Modelo.

Claudio Braz Ferro is our Chief Supply Officer. Born in 1955, Mr. Ferro is a Brazilian citizen and holds a Degree in Industrial Chemistry from the Universidade Federal de Santa María, RS, and has studied Brewing Science at the Catholic University of Leuven. Mr. Ferro joined Ambev in 1977, where he held several key positions, including plant manager of the Skol brewery, Industrial Director of Brahma operations in Brazil and later VP Operations at Ambev in Latin America. Mr. Ferro also played a key role in structuring the supply organization when Brahma and Antarctica combined to form AmBev in 2000. He was appointed our Chief Supply Officer in January 2007.

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

Sabine Chalmers is our Chief Legal and Corporate Affairs Officer and Secretary to the Board of Directors. Born in 1965, Ms. Chalmers is a U.S. citizen of German and Indian origin and holds an LL.B. from the London School of Economics. She is qualified as a solicitor in England and is a member of the New York State Bar. Ms. Chalmers joined us in January 2005 after over 12 years with Diageo plc where she held a number of senior legal positions in various geographies across Europe, the Americas and Asia including as General Counsel of the Latin American and North American businesses. Prior to Diageo, she was an associate at the law firm of Lovells in London, specializing in mergers and acquisitions. Ms. Chalmers is a member of the Board of Directors of Grupo Modelo. She also serves on several professional councils and not-for-profit boards, including the Association of Corporate Counsel and Legal Momentum, the United States’ oldest legal defense and education fund dedicated to advancing the rights of women and girls.

Claudio Garcia is our Chief People Officer. Born in 1968, he is a Brazilian citizen and holds a Degree in Economics from the Universidade Estadual do Rio de Janeiro. Mr. Garcia joined Ambev as a management trainee in 1991 and thereafter held various positions in Finance and Operations before being appointed Information Technology and Shared Services Director in 2002. Mr. Garcia was appointed InBev’s Chief Information and Services Officer in January 2005 and its Chief People and Technology Officer in September 2006. To ensure a greater focus on building the best people pipeline globally, Mr. Garcia was appointed Chief People Officer in 2014 focusing on our People organization globally. This includes the Global Management Trainee Program, Global MBA recruitment, executive education, and training and engagement initiatives.

Tony Milikin is our Chief Procurement Officer. Born in 1961, he is a U.S. citizen and holds an undergraduate Finance Degree from the University of Florida and an MBA in Marketing from Texas Christian University in Fort Worth, Texas. Mr. Milikin joined us in May 2009 from MeadWestvaco, where he was Vice President, Supply Chain and Chief Purchasing Officer, based in Richmond, Virginia, since 2004. Prior to joining MeadWestvaco, he held various purchasing and supply chain positions with increasing responsibilities at Monsanto and Alcon Laboratories.

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

Jo Van Biesbroeck is our Chief Strategy Officer. Born in 1956, Mr. Van Biesbroeck is a Belgian citizen and received a Degree in Economics from the Catholic University of Leuven. He joined Interbrew and held several positions in Controlling and Finance prior to becoming Senior Vice President Corporate Strategy in 2003. In January 2005, he was appointed Chief Strategy and Business Development Officer of InBev; and in May 2006, he took up the position of Chief Strategy and Sales Officer. In January 2010 he was appointed Zone President Western Europe and Chief Strategy Officer. Since 2010, he has also remained responsible for leading our export business. Mr. Van Biesbroeck was appointed to the fully dedicated position of Chief Strategy Officer in January 2014.

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

Stuart MacFarlane is our Zone President Europe. Born in 1967, he is a citizen of the UK and received a Degree in Business Studies from Sheffield University in the UK. He is also a qualified Chartered Management Accountant. He joined our company in 1992 and since then has held senior roles in Finance, Marketing, Sales and was Managing Director for our company’s business in Ireland. Mr. MacFarlane was appointed President of AB InBev UK & Ireland in January 2008, and in January 2012, became our Zone President Central & Eastern Europe. In January 2014 he was appointed as Zone President Europe to lead our new single European Zone.

Francisco Sá was our Zone President Latin America South until 31 December 2013. Born in 1965, he is a Brazilian citizen and holds a Degree in Civil Engineering from Universidade Federal da Bahia and an MBA from University of California, Berkeley. He was President of Refrigerantes da Bahia S/A (Coca Bottling Company) for seven years prior to joining Ambev in 1998. He has also held several roles including Direct Distribution Manager, Regional Sales Director and VP Soft Drinks for the Latin America North Zone. Mr. Sá was appointed Zone President Central & Eastern Europe in January 2008 and Zone President Latin America South in January 2012. He left the company effective January 2014.

Marcio Froes is our Zone President, Latin America South. Born in 1968, he is a Brazilian citizen and received a Degree in Chemical Engineering from the Universidade Federal do Rio de Janeiro and a Masters Degree in Brewing from the University of Madrid, Spain, in Industrial Technology. He joined Ambev in 1993 as a Management Trainee and has held roles in Supply, People and Sales, before being appointed Vice President People for our Canadian business in 2006. In Canada, he also served as Vice President Supply and Sales prior to being appointed Business Unit President from 2008 to 2009. Most recently, he was Vice President, Supply in Latin America North and was appointed Zone President Latin America South in January 2014.

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

Luiz Fernando Edmond is our Zone President North America and Chief Executive Officer of Anheuser-Busch. Born in 1966, he is a Brazilian citizen and holds a Degree in Production Engineering from the Universidade Federal do Rio de Janeiro.Mr. Edmond joined Brahma, which later became Ambev, in 1990 as part of its first Management Trainee Program. At Ambev, he held various positions in the commercial, supply and distribution areas. He was appointed Zone President Latin America North and Ambev’s Chief Executive Officer in January 2005 and has held his current position since November 2008. He also is a member of the Board of Directors of Ambev; is Vice Chair of the Beer Institute, a national association of the brewing industry; and a member of Civic Progress, an organization of St. Louis leaders working to improve community and business life in the region.

Ricardo Tadeu is our Zone President Mexico. Born in 1976, he is a Brazilian citizen, and received a Law Degree from the Universidade Cândido Mendes in Brazil and a Master of Law from Harvard Law School in Cambridge, Massachusetts. He joined AB InBev in 1995 and has held various roles across the Commercial area. He was appointed Business Unit President for our operations in Hispanic Latin America in 2005, and served as Business Unit President, Brazil from 2008 to 2012.

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

Over the five years preceding the date of this Form 20-F, the members of the executive board of management have held the following main directorships (apart from directorships they have held with us and our subsidiaries) or memberships of administrative, management or supervisory bodies and/or partnerships:

Name	Current	Past
Carlos Brito	Director of Fundação Antonio e Helena Zerrenner	—

Felipe Dutra	—	—

Claudio Braz Ferro	—	—

Miguel Patricio	—	—

Sabine Chalmers	Director of the Association of Corporate Counsel (ACC), Legal Momentum	—

Claudio Garcia	Lojas Americanas	—

Name	Current	Past
Tony Milikin	—	Director of the Institute of Supply Management and Director of Supply Chain Council

Bernardo Pinto Paiva	—	—

Jo Van Biesbroeck	Director of Inno.com NV	—

Michel Doukeris	—	—

Stuart MacFarlane	—	—

Francisco Sá	—	—

João Castro Neves	Fundaçao Antonio e Helena Zerrenner	—

Ricardo Tadeu	—	—

Marcio Froes	—	—

Luiz Fernando Edmond	—	—

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

Forfeiture of a warrant occurs in certain circumstances when the holder leaves our employment. Subject to the approval of the shareholders at the annual shareholders meeting scheduled to be held on 30 April 2014, future grants to our directors will consist of LTI stock options instead of LTI warrants, i.e. the right to purchase existing shares instead of the right to subscribe to newly-issued shares. All other terms and conditions of the LTI Warrant Plan will remain unchanged.

Subject to the approval of the shareholders at the annual shareholders meeting scheduled to be held on 30 April 2014, existing grants to our directors will be converted into LTI stock options, i.e. the right to purchase existing ordinary shares of the Company instead of the right to subscribe to newly-issued ordinary shares. All other terms and conditions of the existing grants under the LTI Warrant Plan will remain unchanged.

The Remuneration Committee will also recommend for approval of the shareholders at the annual shareholders meeting scheduled to be held on 30 April 2014, the following changes to the LTI Plan for our directors in order to align future grants to the features of the LTI Stock Option Plan for executives:

•	Future grants will be offered in the form of stock options on existing shares, instead of warrants. Hence, upon exercise, each LTI stock option will entitle the holder to one existing ordinary share;

•	An exercise price that is set equal to the market price of our share at the time of granting;

•	A maximum lifetime of ten years and an exercise period that starts after five years; and

•

The LTI stock options cliff vest after five years. Unvested options are subject to specific forfeiture provisions in the event that the directorship is not renewed upon the expiry of its term or is terminated in the course of its term, due to a breach of duty by the director.

The table below provides an overview of all of the warrants outstanding under our LTI Warrant Plan as of 31 December 2013:

LTI Plan	Issue date of warrants	Expiry date of warrants	Number of warrants granted(1)		Number of warrants outstanding	Exercise price	Number of warrants outstanding	Exercise price
					Unadjusted(2)		As adjusted as a result of rights offering(3)
			(in millions)		(in millions)	(in EUR)	(in millions)	(in EUR)
1	29 June 1999	28 June 2009	1.301		0	14.23	0	8.90
2	26 October 1999	25 October 2009	0.046		0	13.76	—	—
3	25 April 2000	24 April 2010	2.425		0	11.64	0	7.28
4	31 October 2000	30 October 2010	0.397		0	25.02	0	15.64
5	13 March 2001	12 March 2011	1.186		0	30.23	0	18.90
6	23 April 2001	22 April 2011	0.343		0	29.74	0	18.59
7	4 September 2001	3 September 2011	0.053		0	28.69	0	17.94
8	11 December 2001	10 December 2011	1.919		0	28.87	0	18.05
9	13 June 2002	12 June 2012	0.245		0	32.70	0	20.44
10	10 December 2002	9 December 2012	3.464		0	21.83	0	13.65
11	29 April 2003	28 April 2008	0.066		0	19.51	—	—
12	27 April 2004	26 April 2014	3.881		0.011	23.02	0.013	14.39
13	26 April 2005	25 April 2015	2.544		0.091	27.08	0.091	16.93
14	25 April 2006	24 April 2016	0.688		0.091	38.70	0.055	24.20
15	24 April 2007	23 April 2012	0.120		0	55.41	—	—
16	29 April 2008	28 April 2013	0.120		0	58.31	—	—
17	28 April 2009	27 April 2014	1.199	(4)	0.343	21.72	—	—
18	27 April 2010	26 April 2015	0.215		0.205	37.51	—	—
19	26 April 2011	25 April 2016	0.215		0.215	40.92	—	—
20	27 April 2012	26 April 2017	0.200		0.200	54.71	—	—
21	24 April 2013	23 April 2018	0.185		0.185	76.20	—	—

	Total		20.812		1.341		0.159

Notes:

(1)	The number of warrants granted reflects the number of warrants originally granted under the LTI Warrant Plan, plus the number of additional warrants granted to holders of those warrants as a result of adjustment resulting from our rights offering in December 2008, as described in more detail below. The number of warrants remaining outstanding from such grants, and their respective exercise prices, are shown separately in the table based on whether or not the relevant warrants were adjusted in connection with our rights offering in December 2008.
(2)	Entries in the “unadjusted” columns reflect the number of warrants outstanding, and the exercise price of such warrants, in each case that were not adjusted as a result of our rights offering in December 2008, as described in more detail below.
(3)	Entries in the “adjusted” columns reflect the adjusted number of warrants outstanding, and the adjusted exercise price of such warrants as a result of our rights offering in December 2008, as described in more detail below.
(4)	984,203 of the 1,199,203 warrants granted on 28 April 2009 were granted to persons whose outstanding warrants were not adjusted as a result of our rights offering in December 2008 to compensate such persons for the effects of this non-adjustment as described in more detail below.

As of 31 December 2013, the total number of warrants granted under the LTI Warrant Plan, including the additional warrants granted to compensate for the effects of the December 2008 rights offering, is approximately 20.8 million. As of 31 December 2013, of the 1.50 million outstanding warrants, 0.9 million were vested.

The LTI Warrant Plan terms and conditions provide that, in the event that a corporate change decided by us and having an impact on our capital has an unfavorable effect on the exercise price of the LTI warrants, their exercise price and/or the number of our shares to which they give rights will be adjusted to protect the interests of their holders. Our rights offering in December 2008 constituted such a corporate change and triggered an adjustment. Pursuant to the LTI Warrant Plan terms and conditions, we determined that the most appropriate manner to account for the impact of the rights offering on the unexercised warrants was to apply the “ratio method” as set out in the NYSE Euronext “Liffe’s Harmonised Corporate Action Policy,” pursuant to which both the number of warrants and their exercise price were adjusted on the basis of a (P-E)/P ratio where “E” represented the theoretical value of the December 2008 rights and “P” represented the closing price of our shares on Euronext Brussels on the day immediately preceding the beginning of the relevant rights subscription period. The unexercised warrants were adjusted on 17 December 2008, the day after the closing of the rights offering. Based on the above “ratio method,” we used an adjustment ratio of 0.6252. The adjusted exercise price of the warrants equals the original exercise price multiplied by the adjustment ratio. The adjusted number of warrants equals the original number of warrants divided by the adjustment ratio. In total, 1,615,453 new warrants were granted pursuant to the adjustment.

The adjustment was not applied to warrants owned by persons that were directors at the time the warrants were granted. In order to compensate such persons, an additional 984,203 warrants were granted under the LTI grant on 28 April 2009, as authorized by our 2009 shareholders’ meeting. 263,135 warrants out of these 984,203 warrants were granted to our current directors. The table above reflects the adjusted exercise price and adjusted number of warrants.

For additional information on the LTI warrants held by members of our Board of Directors and members of our executive board of management, see “—Compensation of Directors and Executives.”

Share-Based Compensation Plan

Since 2006, members of our executive board of management and certain other senior employees are granted variable compensation under our Share-Based Compensation Plan. On 5 March 2010, the general structure of the compensation under the plan was modified.

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

The table below gives an overview of the matching options that were granted under the Share-Based Compensation Plan that were outstanding as of 31 December 2013:

Issue Date	Number of shares granted	Number of matching options granted(3)	Number of matching options outstanding	Exercise price	Expiry date of options
	(in millions)	(in millions)	(in millions)	(in EUR)
27 April 2006	0.28	0.98	0.067	24.78	26 April 2016
2 April 2007(1)	0.44	1.42	0.295	33.59	1 April 2017
3 March 2008	0.42	1.66	0.867	34.34	2 March 2018

Issue Date	Number of shares granted	Number of matching options granted(3)	Number of matching options outstanding	Exercise price	Expiry date of options
	(in millions)	(in millions)	(in millions)	(in EUR)
6 March 2009	0.16	0.40	0.234	20.49	5 March 2019
14 August 2009	1.10	3.76	3.199	27.06	13 August 2019
1 December 2009(2)	—	0.23	0.017	33.24	26 April 2016
1 December 2009(2)	—	0.39	0.103	33.24	1 April 2017
1 December 2009(2)	—	0.46	0.351	33.24	2 March 2018
1 December 2009(2)	—	0.02	0.001	33.24	5 March 2019
5 March 2010	0.28	0.70	0.606	36.52	4 March 2020
30 November 2010(2)	—	0.03	0.014	42.41	26 April 2016
30 November 2010(2)	—	0.02	0.015	42.41	1 April 2017
30 November 2010(2)	—	0.02	0.020	42.41	2 March 2018
30 November 2010(2)	—	0.03	0.035	42.41	13 August 2019
30 November 2010(2)	—	0.03	0.030	42.41	4 March 2020
30 November 2011(2)	—	0.01	0.008	44.00	26 April 2016
30 November 2011(2)	—	0.01	0.014	44.00	1 April 2017
30 November 2011(2)	—	0.01	0.007	44.00	2 March 2018
30 November 2011(2)	—	0.01	0.012	44.00	5 March 2019
30 November 2011(2)	—	0.03	0.027	44.00	13 August 2019
30 November 2011(2)	—	0.01	0.015	44.00	4 March 2020
25 January 2013(2)	—	0.01	0.005	67.60	2 March 2018
25 January 2013(2)	—	0.01	0.008	67.60	13 August 2019
25 January 2013(2)	—	0.01	0.009	67.60	4 March 2020
15 May 2013(2)	—	0.05	0.051	75.82	2 March 2018
15 May 2013(2)	—	0.04	0.042	75.82	5 March 2019
15 May 2013(2)	—	0.08	0.085	75.82	13 August 2019
15 May 2013(2)	—	0.01	0.005	75.82	4 March 2020

Total	2.68	10.44	6.14

Notes:

(1)	Certain matching options granted in April 2007 have an exercise price of EUR 33.79 (USD 46.60).
(2)	Further to the establishment of our New York functional support office, we have established a “dividend waiver” program, which aims at encouraging the international mobility of executives while complying with all legal and tax obligations. According to this program, where applicable, the dividend protection feature of the outstanding matching options owned by executives who moved to the United States, has been cancelled. In order to compensate for the economic loss which results from this cancellation, a number of new matching options has been granted to these executives with a value equal to this economic loss. The new options have a strike price equal to the share price on the day preceding the grant date of the options. All other terms and conditions, in particular with respect to vesting, exercise limitations and forfeiture rules of the new options are identical to the outstanding matching options for which the dividend protection feature was cancelled. The table above includes the new options.
(3)	The Share-Based Compensation Plan terms and conditions provide that, in the event that a corporate change decided by us and having an impact on our capital has an unfavorable effect on the exercise price of the matching options, the exercise price and/or number of our shares to which the options relate will be adjusted to protect the interests of the option holders. Our December 2008 rights offering constituted such a corporate change and triggered an adjustment. Pursuant to the Share-Based Compensation Plan terms and conditions, the unexercised matching options were adjusted in the same manner as the unexercised LTI warrants (see “—LTI Warrant Plan” above), and 1.37 million new matching options were granted in 2008 in connection with this adjustment. The table above reflects the adjusted exercise price and number of options.

As of 31 December 2013, of the 6.14 million outstanding matching options, 1.834 million were vested.

Share-Based Compensation Plan from 2010

On 5 March 2010, we modified the structure of the Share-Based Compensation Plan for certain executives, including members of our executive board of management and other senior management in our general headquarters. These executives receive their variable compensation in cash1 but have the choice to invest some or all of the value of their variable compensation in our shares to be held for a five-year period, referred to as voluntary shares. Such voluntary investment leads to a 10% discount to the market price of the shares. Further, we will match such voluntary investment by granting three matching shares for each voluntary share invested, up to a limited total percentage of each executive’s variable compensation. The matching is based on the gross amount of the variable compensation invested. The percentage of the variable compensation that is entitled to get matching shares varies depending on the position of the executive. The Chief Executive Officer and members of our executive board of management currently may take up to a maximum of 60% of their variable compensation with matching shares. The current maximum for executives below the executive board of management is 40% or less. From 1 January 2011, the new plan structure applies to all other senior management.

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

During 2013, we issued 0.82 million of matching restricted stock units pursuant to the new Share-Based Compensation Plan as described above, in relation to the 2012 bonus. These matching restricted stock units are valued at the share price at the day of grant, representing a fair value of approximately USD 78 million.

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

The table below gives an overview of the LTI stock options on our shares that have been granted under the LTI Stock Option Plan outstanding as of 31 December 2013:

Issue Date	Number of LTI stock options granted	Number of LTI stock options outstanding	Exercise price	Expiry date of options
	(in millions)	(in millions)	(in EUR)
18 December 2009	1.54	1.06	35.90	17 December 2019
30 November 2010	2.80	2.37	42.41	29 November 2020
30 November 2011	2.85	2.55	44.00	29 November 2021
30 November 2012	2.75	2.69	66.56	29 November 2022
14 December 2012	0.22	0.22	66.88	13 December 2022
2 December 2013	2.54	2.54	75.15	1 December 2023
19 December 2013	0.39	0.39	74.49	18 December 2023

The table below gives an overview of the LTI stock options on our American Depositary Shares that have been granted under the LTI Stock Option Plan outstanding as of 31 December 2013:

Issue Date	Number of LTI stock options granted	Number of LTI stock options outstanding	Exercise price	Expiry date of options
	(in millions)	(in millions)	(in USD)
30 November 2010	1.23	0.93	56.02	29 November 2020
30 November 2011	1.17	1.05	58.44	29 November 2021
30 November 2012	1.16	1.11	86.43	29 November 2022
14 December 2012	0.17	0.17	87.34	13 December 2022
2 December 2013	1.05	1.05	102.11	1 December 2023
19 December 2013	0.09	0.09	103.39	18 December 2023

Long-Term Restricted Stock Unit Programs

As of 2010, we have in place three Restricted Stock Unit Programs.

Restricted Stock Units Program: this program allows for the offer of restricted stock units to certain employees in certain specific circumstances. Grants are made at the discretion of our Chief Executive Officer. For example, grants may be made to compensate for assignments of expatriates in countries with difficult living conditions. The characteristics of the restricted stock units are identical to the characteristics of the Matching Shares that are granted as part of the Share-Based Compensation Plan. See “—Share-Based Compensation Plan—Share-Based Compensation Plan from 2010.” The restricted stock units vest after five years and in the case of termination of service before the vesting date, specific forfeiture rules apply. In 2013, 0.367 million restricted stock units were granted under the program to our senior management.

Exceptional Incentive Restricted Stock Units Program: this program allows for the exceptional offer of restricted stock units to certain employees at the discretion of our Remuneration Committee as a long-term retention incentive for our key employees. Employees eligible to receive a grant under the program will receive two series of restricted stock units. The first half of the restricted stock units vests after five years. The second half of the restricted stock units vests after ten years. In case of termination of service before the vesting date, specific forfeiture rules apply. In 2013, 0.35 million restricted stock units were granted under the program to our senior management.

Share Purchase Program: this program allows certain employees to purchase our shares at a discount. This program is a long-term retention incentive (i) for high-potential employees who are at a mid-manager level (“People Bet Share Purchase Program”) or (ii) for newly hired employees. A voluntary investment in our shares by the participating employee is matched with a grant of three matching shares for each share invested. The discount and matching shares are granted in the form of restricted stock units which vest after five years. In case of termination before the vesting date, special forfeiture rules apply. In 2013, our employees purchased 0.005 million shares under the program.

Ambev Exchange of Share-Ownership Program

The combination with Ambev in 2004 provided us with a unique opportunity to share best practices within our group and from time to time involves the transfer of certain members of Ambev’s senior management to us. As a result, the Board approved a Program that allows for the exchange by these managers of their Ambev shares for our shares. Under the ABI/Ambev Exchange Program, Ambev shares can be exchanged for our shares based on the average share price of both the Ambev and our shares on the date the exchange is requested. A discount of 16.66% is granted in exchange for a five-year lock-up period for the shares and provided that the manager remains in service during this period.

In total, members of our senior management exchanged 0.25 million Ambev shares for a total of 0.13 million of our shares in 2013 (0.11 million in 2012 and 1.03 million in 2011). The fair value of these transactions amounted to approximately 2.2 million in 2013 (USD 1.1 million in 2012 and USD 10.0 million in 2011).

Programs for maintaining consistency of benefits granted and for encouraging global mobility of executives

Our Board of Directors recommended to our shareholders for approval two programs that are aimed at maintaining consistency of benefits granted to executives and at encouraging the international mobility of executives while complying with all legal and tax obligations, which were approved at the annual shareholders’ meeting of 27 April 2010.

The Exchange program: under this program, the vesting and transferability restrictions of the Series A Options granted under the November 2008 Exceptional Grant2 and of the Options granted under the April 2009

[2]

The Series A Options have a duration of ten years from granting and vested on 1 January 2014. The Series B Options have a duration of 15 years from granting and vest on 1 January 2019. The exercise of the stock options is subject, among other things, to the company meeting a performance test. This performance test has been met as the net debt/EBITDA, as defined (adjusted for exceptional items) ratio fell below 2.5 before 31 December 2013. Specific forfeiture rules apply in the case of termination of employment. The exercise price of the options is EUR 10.32 (USD 14.23) or EUR 10.50 (USD 14.48), which corresponds to the fair market value of the shares at the time of the option grant, as adjusted for the rights offering that took place in December 2008.

Exceptional Grant3 can be released, e.g., for executives who move to the United States. These executives are then offered the possibility to exchange their options against a number of our shares that remain locked up until 31 December 2018. In total, in 2013, members of the executive board of management have exchanged 0.18 million Series A Options granted under the November 2008 Exceptional Grant for approximately 0.17 million of our shares. In total, other members of our senior management have exchanged approximately 0.36 million Series A Options granted under the November 2008 Exceptional Grant, for approximately 0.32 million of our shares. In total, in 2013, our senior management exchanged 0.06 million Options granted under the April 2009 Exceptional Grant, for approximately 0.05 million of our shares. The exchanges were based on the fair market value of the share on the day of the exchange.

The Dividend waiver program: the dividend protection feature of the outstanding options, where applicable, owned by executives who move to the United States will be cancelled. In order to compensate for the economic loss which results from this cancellation, a number of new options is granted to these executives with a value equal to this economic loss. The new options have a strike price equal to the share price on the day preceding the grant date of the options. All other terms and conditions, in particular with respect to vesting, exercise limitations and forfeiture rules of the new options are identical to the outstanding options for which the dividend protection feature is cancelled. As a consequence, the grant of these new options does not result in the grant of any additional economic benefit to the executives concerned. In 2013, under this program:

•	On 25 January 2013, 0.15 million options were granted to our senior management and have a strike price of EUR 67.60 (USD 93.23), i.e. the closing share price on 24 January 2013.

•

On 15 May 2013, 0.45 million options were granted to members of the executive board of management and 0.02 million options were granted to our senior management and have a strike price of EUR 75.82 (USD 104.56), i.e. the closing share price on 14 May 2013.

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

We expense the fair value of the warrants and options over the vesting period. When granted, the LTI warrants granted in 2013 in respect of the 2012 performance had a fair value of approximately USD 3 million and the options granted under the long-term stock option plan had a fair value of approximately USD 93 million.

The weighted average fair value of all of the warrants and options under all of the plans and other grants detailed above and the assumptions used in applying the option pricing model for the grants made in 2013, 2012 and 2011 were as follows:

	Year ended 31 December
	2013	2012	2011
	(Amounts in USD)(1)
Weighted average fair value of warrants and options granted	21.74	19.57	14.95
Share price	103.06	86.87	57.04
Average exercise price	103.05	86.83	56.88
Expected volatility	24%	25%	26%
Expected dividends	2.92%	2.50%	2.50%
Risk-free interest rate	2.06%	1.73%	2.84%

[3]	The options have a duration of ten years from granting and vested on 1 January 2014. The exercise of the stock options is subject, among other things, to the company meeting a performance test. This performance test has been met as the net debt/EBITDA, as defined (adjusted for exceptional items) ratio fell below 2.5 before 31 December 2013. Specific forfeiture rules apply in the case of termination of employment. The exercise price of the options is EUR 21.94 (USD 30.26) or EUR 23.28 (USD 32.11), which corresponds to the fair market value of the shares at the time of the option grant.

Note:

(1)	Amounts converted into USD at the closing rate of the respective period.

Expected volatility is based on historical volatility calculated using 2,272 days of historical data. In the determination of the expected volatility, we excluded the volatility measured during the period 15 July 2008 until 30 April 2009, in view of the extreme market conditions experienced during that period. The binomial Hull model assumes that all employees would immediately exercise their warrants and options if our share price is 2.5 times above the exercise price. As a result, no single expected option life applies.

The aggregate total number of our options and warrants outstanding under all the plans and other grants described above has developed as follows:

	Year ended 31 December
Million Options and Warrants	2013	2012	2011
Options and warrants outstanding at start of period	53.3	54.4	56.1
Options and warrants issued during the period(1)	4.8	4.5	4.9
Options and warrants exercised during the period	(4.2)	(3.3)	(4.1)
Options and warrants forfeited during the period	(1.4)	(2.3)	(2.5)

Options and warrants outstanding at end of period	52.5	53.3	54.4

Note:

(1)	Comprises 0.2 million warrants granted to directors under the LTI plan (see “—LTI Warrant Plan”), 0.6 million options granted under the dividend waiver program (see “—Share-Based Compensation Plan” and “—Programs for maintaining consistency of benefits granted and encouraging global mobility of executives moving to the United States”), 4.1 million LTI stock options granted to members of the executive board of management and senior employees under the LTI Stock Option Plan (see “—LTI Stock Option Plan”).

The weighted average exercise price of our outstanding options and warrants is as follows:

	Year ended 31 December
	2013	2012	2011
	(Amounts in USD)(1)
Warrants and options outstanding at start of period	38.31	32.98	29.88
Granted during the period	103.05	87.94	56.52
Exercised during the period	41.07	31.85	23.83
Forfeited during the period	45.18	32.82	27.65
Outstanding at the end of the period	45.38	38.31	32.98
Exercisable at the end of the period	57.28	40.65	31.91

Note:

(1)	Amounts converted into USD at the closing rate of the respective period.

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

Under the Share-Based Compensation Plan as modified as of 2010, Ambev issued, in March 2013, 4.3 million restricted stock units with an estimated fair value of USD 35 million. In March 2012, Ambev issued 4.8 million restricted stock units with an estimated fair value of USD 24 million.

As from 2010, senior employees are eligible for an annual long-term incentive to be paid out in Ambev LTI stock options (or, in future, similar share-based instruments), depending on management’s assessment of the employee’s performance and future potential. In 2013, Ambev granted 12.8 million LTI stock options with an estimated fair value of USD 64 million. In 2012, Ambev granted 15.2 million LTI stock options with an estimated fair value of USD 43 million.

In order to encourage the mobility of managers, the features of certain options granted in previous years have been modified whereby the dividend protection of these options was cancelled and replaced by the issuance of 0.2 million options in 2013 representing the economic value of the dividend protection feature. In 2012, 0.3 million options were issued representing the economic value of the dividend protection feature. Since there was no change between the fair value of the original award before the modification and the fair value of the modified award after the modification, no additional expense was recorded as a result of this modification.

Following the decision of the General Meeting of Shareholders of 30 July 2013 effective on 11 November 2013, each common share issued by Ambev was split into 5 shares, without any modification to the amount of the capital stock of Ambev. As a consequence of the split of the Ambev shares with a factor 5, the exercise price and the number of options were adjusted with the intention of preserving the rights of the existing option holders.

The weighted fair value of the options and assumptions used in applying a binomial option pricing model for the grants made by Ambev in 2013, 2012 and 2011 are as follows:

	Year ended 31 December
	2013(2)	2012(2)	2011(2)
	(Amounts in USD)(1)
Fair value of options granted	2.61	2.73	2.40
Share price	7.30	8.34	5.93
Exercise price	7.30	8.34	4.95
Expected volatility	33%	33%	34%
Expected dividends	0.00% - 5.00%	0.00% - 5.00%	0.00% - 5.00%
Risk-free interest rate	1.90% - 12.60%(3)	2.10% - 11.20%(3)	3.10% - 11.89%(3)

Note:

(1)	Amounts converted into USD at the closing rate of the respective period.
(2)	Amounts have been adjusted for the Ambev share split of 11 November 2013.
(3)	The weighted average risk-free interest rates refer to granted ADRs and stock options, respectively.

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

Board compensation in 2013

The annual shareholders meeting of 24 April 2013 approved the recommendation of the Remuneration Committee to increase the base annual fee for our directors from EUR 67,000 (USD 88,684) to EUR 75,000 (USD 99,274) based on attendance at ten Board meetings. The increased base annual fee is applicable as from the date following the annual shareholders’ meeting of 24 April 2013. The base supplement for each additional physical Board meeting or for each Committee meeting attended remains unchanged at EUR 1,500 (USD 1,985). Since 1999, we have also regularly issued warrants under the LTI warrant plan for the benefit of our Board members. See “—Share-Based Payment Plans—LTI Warrant Plan” for a description of the LTI warrant plan. In 2013, the base grant amounted to 15,000 LTI warrants.

The fees and warrants received by the Chairman of our Board in 2013 were double the respective base amounts. The Chairman of the Audit Committee was granted fees and warrants in 2013 which were 30% higher than the respective base amounts. All other directors received the base amount of fees and warrants. We do not provide pensions, medical benefits, benefits upon termination or end of service or other benefit programs to directors.

The Remuneration Committee plans to recommend for approval of the shareholders at the annual shareholders meeting scheduled to be held on 30 April 2014, the following changes to the LTI Warrant Plan for our directors in order to align future grants with the features of the LTI Stock Option Plan for executives:

•	Future grants will be offered in the form of stock options on existing shares, instead of warrants. Hence, upon exercise, each LTI stock option will entitle the holder to one existing ordinary share;

•	An exercise price that is set equal to the market price of our share at the time of granting;

•	A maximum lifetime of ten years and an exercise period that starts after five years; and

•

The LTI stock options cliff vest after five years. Unvested options are subject to specific forfeiture provisions in the event that the directorship is not renewed upon the expiry of its term or is terminated in the course of its term, due to a breach of duty by the director.

The table below provides an overview of the fixed and variable compensation that our directors received in 2013.

Name	Number of Board meetings attended	Annual fee for Board meetings	Fees for Committee meetings	Total fee	Number of warrants granted under LTI 21(2)
		(EUR)(1)	(EUR)	(EUR)
Paul Cornet de Ways Ruart	15	72,333	4,500	76,833	15,000
Stéfan Descheemaeker	15	72,333	4,500	76,833	15,000
Olivier Goudet	14	94,033	30,000	124,033	20,000
Jorge Paulo Lemann	14	72,333	6,000	78,333	15,000
Carlos Alberto da Veiga Sicupira	14	72,333	6,000	78,333	15,000
Grégoire de Spoelberch	14	72,333	6,000	78,333	15,000
Kees Storm (Chairman)	13	144,666	22,500	167,166	30,000
Marcel Herrmann Telles	15	72,333	28,500	100,833	15,000
Roberto Moses Thompson Motta	16	72,333	6,000	78,333	15,000
Alexandre Van Damme	16	72,333	18,000	90,333	15,000
Mark Winkelman	13	72,333	18,000	90,333	15,000

All directors as group	—	889,696	150,000	1,039,696	185,000

Notes:

(1)	The annual base fee of EUR 67,000 (USD 92,400) has been applied for 4 months and the increased annual base fee of EUR 75,000 (USD 103,432) has been applied for 8 months

(2)	Warrants were granted under the LTI warrant plan in April 2013. See “—Share-Based Payment Plans—LTI Warrant Plan.” The warrants have an exercise price of EUR 76.20 (USD 105.09) per share, have a term of five years and vest over a three-year period.

Warrants and options held by directors

The table below sets forth, for each of our current directors, the number of LTI warrants they owned as of 31 December 2013:

	LTI 21(2)	LTI 20	LTI 19	LTI 18(3)	LTI 17(3)	Rights-Offering Compensation(1)	LTI 16(3)	LTI 14	LTI 13	LTI 12(3)	Total options
Grant date	24 April 2013	26 April 2012	26 April 2011	27 April 2010	28 April 2009	28 April 2009	29 April 2008	25 April 2006	26 April 2005	27 April 2004
Expiry date	23 April 2018	25 April 2017	25 April 2016	26 April 2015	27 April 2014	27 April 2014	28 April 2013	24 April 2016	25 April 2015	26 April 2014
Paul Cornet de Ways Ruart	15,000	15,000	0	0	0	0	0	0	0	0	30,000
Stéfan Descheemaeker	15,000	15,000	15,000	5,000	0	0	0	0	0	0	50,000
Olivier Goudet	20,000	15,000	0	0	0	0	0	0	0	0	35,000

Jorge Paulo Lemann	15,000	15,000	15,000	15,000	15,000	28,343	0	8,269	9,364	0	120,976
Marcel Herrmann Telles	15,000	15,000	15,000	15,000	15,000	28,343	0	8,269	9,364	0	120,976

Grégoire de Spoelberch	15,000	15,000	15,000	15,000	0	0	0	0	0	0	60,000
Kees Storm	30,000	20,000	20,000	20,000	0	0	0	8,269	9,364	0	107,633
Roberto Moses Thompson Motta	15,000	15,000	15,000	15,000	15,000	28,343	0	8,269	9,364	0	120,976
Alexandre Van Damme	15,000	15,000	15,000	15,000	0	0	0	8,269	9,364	0	77,633
Carlos Alberto da Veiga Sicupira	15,000	15,000	15,000	15,000	15,000	28,343	0	8,269	9,364	0	120,976
Mark Winkelman	15,000	15,000	15,000	15,000	15,000	28,343	0	8,269	9,364	0	120,976

Strike price (EUR)	76.20	54.51	40.92	37.51	21.72	21.72	58.31	38.70	27.08	23.02	—

Notes:

(1)	These warrants are part of the 984,203 warrants that were granted on 28 April 2009 to compensate for warrants that were not adjusted to take account of the effects of our December 2008 rights offering. See “—Share-Based Payment Plans—LTI Warrant Plan” for more details.
(2)	Warrants were granted under the LTI warrant plan in April 2013. See “—Share-Based Payment Plans—LTI Warrant Plan.” The warrants have an exercise price of EUR 76.20 (USD 105.09) per share, have a term of five years and vest over a three-year period.
(3)	In April 2013, all our directors exercised their warrants of the LTI 16 Series that was to expire on 28 April 2013. In June 2013, Gregoire de Spoelberch exercised 15,000 warrants of the LTI 17 Series and 5,395 warrants of the Rights-Offering Compensation. In August 2013, Stéfan Descheemaeker exercised 15,000 warrants of the LTI 17 Series and 10,000 warrants of the LTI 18 Series. In November 2013, Kees Storm exercised 11,016 warrants of the LTI 12 Series, 20,000 warrants of the LTI 17 Series and 60,660 warrants of the Rights-Offering Compensation. In December 2013, Alexandre Van Damme exercised 11,016 warrants of the LTI 12 Series, 15,000 warrants of the LTI 17 Series and 55,365 warrants of the Rights-Offering Compensation.

Board share ownership

The table below sets forth the number of our shares owned by our directors as of 28 February 2014:

Name	Number of our shares held		% of our outstanding shares
Paul Cornet de Ways Ruart	(*	)	(*	)
Stéfan Descheemaeker	(*	)	(*	)
Olivier Goudet	(*	)	(*	)
Marcel Herrmann Telles	(*	)	(*	)
Jorge Paulo Lemann	(*	)	(*	)
Grégoire de Spoelberch	(*	)	(*	)
Kees Storm	(*	)	(*	)
Roberto Moses Thompson Motta	(*	)	(*	)
Alexandre Van Damme	(*	)	(*	)
Carlos Alberto da Veiga Sicupira	(*	)	(*	)
Mark Winkelman	(*	)	(*	)

TOTAL	947,197		<1%

Note:

(*)	Each director owns less than 1% of our outstanding shares as of 28 February 2014.

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

In 2013, based on his employment contract, our Chief Executive Officer earned a fixed salary of EUR 1.24 million (USD 1.64 million). The other members of our executive board of management earned an aggregate base salary of EUR 7.51 million (USD 9.94 million).

[4]

Figures in this section may differ from the figures in the notes to our consolidated financial statements for the following reasons: (i) figures in this section are figures gross of tax, while figures in the notes to our consolidated financial statements are reported as “cost for the Company”; (ii) the split “short-term employee benefits” vs. “share-based compensation” in the notes to our consolidated financial statements does not necessarily correspond to the split “base salary” vs. “variable compensation” in this section. Short-term employee benefits in the notes to our consolidated financial statements include the base salary and the portion of the variable compensation paid in cash. Share-based compensation includes the portion of the variable compensation paid in shares and certain non-cash elements, such as the fair value of the options granted, which is based on financial pricing models; and (iii) the scope for the reporting is different as the figures in the notes to our consolidated financial statements also contain the remuneration of executives who left during the year, while figures in this section only contain the remuneration of executives who were in service at the end of the reporting year.

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

The percentage of variable compensation effectively paid is directly linked to the achievement of annual company, entity and individual targets which are based on performance metrics. For 2013, company and entity targets were related to the following financial KPIs:

•	EBITDA, as defined (adjusted for exceptional items),

•	cash flow,

•	operating costs and

•	market share.

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

Variable compensation for performance in 2013 – expected to be paid in March 2014

For the full year 2013, the Chief Executive Officer earned variable compensation of EUR 3.29 million (USD 4.36 million). The other members of the executive board of management earned aggregate variable compensation of EUR 11.44 million (USD 15.15 million).

The amount of variable compensation is based on our company’s performance during the year 2013 and the executives’ individual target achievement. The variable compensation is expected to be paid in March 2014.

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

Long-Term Incentive Stock Options

The following table sets forth information regarding the number of stock options granted in 2013 under the 2009 Long-Term Incentive Stock-Option Plan to our Chief Executive Officer and the other members of our executive board of management. See “—Share-Based Payment Plans—LTI Stock-Option Plan” above.

The options were granted on 2 December 2013, have an exercise price of EUR 75.15 (USD 103.64) and become exercisable after five years:

Name	Long-Term Incentive options granted
Carlos Brito – CEO	322,521
Miguel Patricio	80,575
Sabine Chalmers	44,764
Felipe Dutra	85,947
Claudio Braz Ferro	44,764
Tony Milikin	22,382
Claudio Garcia	44,764
Jo Van Biesbroeck	44,764
Francisco Sá(2)	0
João Castro Neves (2)	0
Luiz Fernando Edmond	80,575
Bernardo Pinto Paiva	53,717
Stuart MacFarlane	22,382
Michel Doukeris	33,573
Ricardo Tadeu	22,382

Note:

(2)	João Castro Neves, Zone President Latin America North, reports to the Board of Directors of Ambev. He and Francisco Sá, Zone President Latin America South, participated in the incentive plans of Ambev S.A. that are disclosed separately by Ambev.

Programs for maintaining consistency of benefits granted and for encouraging global mobility of executives

In 2013, members of our executive board of management participated in the Exchange program and exchanged approximately 0.18 million Series A Options granted under the November 2008 Exceptional Grant for approximately 0.17 million of our ordinary shares.

In 2013, approximately 0.45 million options were granted under the Dividend waiver program for the executive board of management. The options were granted on 15 May 2013 and have a strike price of EUR 75.82 (USD 104.56), which corresponds to the closing share price on 14 May 2013. The terms and conditions of the options are identical to the outstanding options for which the dividend protection was cancelled. The grant of the new options does not result in the grant of any additional economic benefit to the executives concerned. See “- Share-Based Payment Plans” above.

Post-Employment Benefits

We sponsor various post-employment benefit plans worldwide. These include pension plans, both defined contribution plans and defined benefit plans, and other post-employment benefits. See note 25 to our audited consolidated financial statements as of 31 December 2013 and 2012, and for the three years ended 31 December 2013 for further details on our employee benefits.

Defined contribution plans. For defined contribution plans, we pay contributions to publicly or privately administered pension funds or insurance contracts. Once the contributions have been paid, we have no further payment obligation. The regular contribution expenses constitute an expense for the year in which they are due. For 2013, our defined contribution expenses amounted to USD 117 million compared to USD 41 million for 2012.

Defined benefit plans. We contribute to 67 defined benefit plans, of which 51 are retirement plans and 16 are medical cost plans. Most plans provide benefits related to pay and years of service. In 2013, the deficit under our post-employment and long-term employee benefit plans increased to USD 2,862 million. In 2014, we expect to contribute approximately USD 270 million to our funded defined benefit plans and USD 84 million to our unfunded defined benefit plans and post-retirement medical plans.

Our executives participate in our pension schemes in either Belgium or their home country. These schemes are in line with predominant market practices in the respective geographic environments.

Our Chief Executive Officer participates in a defined contribution plan. Our annual contribution to his plan amounts to approximately USD 0.23 million. The total amount we had set aside to provide pension, retirement or similar benefits for members of our executive board of management in the aggregate as of 31 December 2013 was USD 2 million, as compared to USD 2 million as of 31 December 2012. See note 33 to our audited consolidated financial statements as of 31 December 2013 and 2012, and for the three years ended 31 December 2013.

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

Warrants and Options owned by Executives

The table below sets forth the number of LTI warrants and matching options owned by the members of our executive board of management in aggregate as of 31 December 2013 under the LTI Warrant Plans, LTI Stock-Option Plan, the Share-Based Compensation Plans and the 2008 Exceptional Grant. Since 2006, LTI warrants were no longer granted to our executive board of management. See “—Share-Based Payment Plans” above.

Program	Warrants and Options held in aggregate by our executive board of management	Strike price (EUR)	Grant date	Expiry date
LTI Stock-Option Plan 2009	731,923	35.90	18 December 2009	17 December 2019
LTI Stock-Option Plan 2009	914,266	42.41	30 November 2010	29 November 2020
LTI Stock-Option Plan 2009	962,093	44.00	30 November 2011	29 November 2021
LTI Stock-Option Plan 2009	1,145,494	66.56	30 November 2012	29 November 2022
LTI Stock-Option Plan 2009	903,110	75.15	02 December 2013	01 December 2023
Matching options 2010	15,296	36.52	05 March 2010	04 March 2020
Matching options 2009	1,615,238	27.06	14 August 2009	13 August 2019
Matching options 2009	80,765	20.49	6 March 2009	5 March 2019
Matching options 2008	541,151	34.34	3 March 2008	2 March 2018
Matching options 2008 – Dividend Waiver 09(1)	265,393	33.24	1 December 2009	2 March 2018
November 2008 Exceptional Grant Options Series A	1,265,194	10.32	25 November 2008	24 November 2018
November 2008 Exceptional Grant Options Series A	903,710	10.50	25 November 2008	24 November 2018
November 2008 Exceptional Grant Options Series A – Dividend Waiver 09(1)	355,280	33.24	1 December 2009	24 November 2018
November 2008 Exceptional Grant Options Series B	903,710	10.50	25 November 2008	24 November 2023
November 2008 Exceptional Grant Options Series B	5,349,964	10.32	25 November 2008	24 November 2023
November 2008 Exceptional Grant Options Series B – Dividend Waiver 09(1)	2,406,406	33.24	1 December 2009	24 November 2023
November 2008 Exceptional Grant Options Series B – Dividend Waiver 11	243,901	40.35	11 July 2011	24 November 2023
November 2008 Exceptional Grant Options Series B – Dividend Waiver 13	286,977	75.82	15 May 2013	24 November 2023
Matching options 2007	106,611	33.59	2 April 2007	1 April 2017
Matching options 2007 – Dividend Waiver 09(1)	65,994	33.24	1 December 2009	1 April 2017
Matching options 2006	0	24.78	27 April 2006	26 April 2016
Matching options 2006 – Dividend Waiver 09(1)	0	33.24	1 December 2009	23 April 2016
Matching options 2008 – Dividend waiver 13	49,468	75.82	15 May 2013	02 March 2018
Matching options 2009 – Dividend waiver 13	74,869	75.82	15 May 2013	05 March 2019
Matching options 2009 – Dividend waiver 13	37,131	75.82	15 May 2013	13 August 2019

Notes:

(1)	Options granted under the dividend waiver program. See “—Share-Based Payment Plans.”

Executive Share Ownership

The table below sets forth the number of our shares owned by the members of the executive board of management as of 28 February 2014:

Name	Number of our shares held		% of our outstanding shares
Carlos Brito	(*	)	(*	)
Sabine Chalmers	(*	)	(*	)
Felipe Dutra	(*	)	(*	)
Claudio Garcia	(*	)	(*	)
Claudio Ferro	(*	)	(*	)
Miguel Patricio	(*	)	(*	)
Bernardo Pinto Paiva	(*	)	(*	)
Tony Milikin	(*	)	(*	)
Jo Van Biesbroeck	(*	)	(*	)
Michel Doukeris	(*	)	(*	)
Stuart MacFarlane	(*	)	(*	)
Francisco Sá	(*	)	(*	)
Ricardo Tadeu	(*	)	(*	)
João Castro Neves	(*	)	(*	)
Luiz Fernando Edmond	(*	)	(*	)

TOTAL	10,131,735		<1%

Note:

(*)	Each member of our executive board of management owns less than 1% of our outstanding shares as of 28 February 2014.

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

Information about Our Committees

General

Our Board is assisted by four committees: the Audit Committee, the Finance Committee, the Remuneration Committee and the Nomination Committee.

The existence of the Committees does not affect the responsibility of our Board. Board committees meet to prepare matters for consideration by our Board. By exception to this principle, (i) the Remuneration Committee may make decisions on individual compensation packages, other than with respect to our Chief Executive Officer and our executive board of management (which are submitted to our Board for approval) and on performance against targets and (ii) the Finance Committee may make decisions on matters specifically delegated to it under our Corporate Governance Charter, in each case without having to refer to an additional Board decision. Each of our Committees operates under typical rules for such committees under Belgian law, including the requirement that a majority of the members must be present for a valid quorum and decisions are taken by a majority of members present.

The Audit Committee

The Audit Committee consists of a minimum of three voting members. The Audit Committee’s Chairman and the Committee members are appointed by the Board from among the non-executive directors. The Chairman of the Audit Committee is not the Chairman of the Board. The Chief Executive Officer, Chief Legal and Corporate Affairs Officer and Chief Financial and Technology Officer are invited to the meetings of the Audit Committee, unless the Chairman or a majority of the members decide to meet in closed session.

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

The Finance Committee

The Finance Committee consists of at least three, but no more than six, members appointed by the Board. The Board appoints a Chairman and, if deemed appropriate, a Vice-Chairman from among the Finance Committee members. The Chief Executive Officer and the Chief Financial and Technology Officer are invited ex officio to the Finance Committee meetings unless explicitly decided otherwise. Other employees are invited on an ad hoc basis as deemed useful.

The current members of the Finance Committee are Alexandre Van Damme (Chairman), Stéfan Descheemaeker, Jorge Paulo Lemann, Roberto Moses Thompson Motta and Mark Winkelman.

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

The Remuneration Committee

The Remuneration Committee consists of three members appointed by the Board, all of whom will be non-executive directors. The Chairman of the Committee will be a representative of the controlling shareholders and the other two members will meet the requirements of independence as established in our Corporate Governance Charter and by the Belgian Company Law. The Chairman of our Remuneration Committee would not be considered independent under NYSE rules, and therefore our Remuneration Committee would not be in compliance with the NYSE Corporate Governance Standards for domestic issuers in respect of independence of compensation committees. The Chief Executive Officer and the Chief People Officer are invited ex officio to the meetings of the Committee unless explicitly decided otherwise.

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

The Nomination Committee

The Nomination Committee consists of five members appointed by the Board. The five members include the Chairman of the Board and the Chairman of the Remuneration Committee. Four of the five Committee members are representatives of the controlling shareholders. These four members of our Nomination Committee would not be considered independent under NYSE rules, and therefore our Nomination Committee would not be in compliance with the NYSE Corporate Governance Standards for domestic issuers in respect of independence of nominating committees. The Chief Executive Officer, the Chief People Officer and the Chief Legal and Corporate Affairs Officer are invited ex officio to attend the meetings of the Nomination Committee unless explicitly decided otherwise.

The current members of the Nomination Committee are Marcel Herrmann Telles (Chairman), Carlos Alberto Sicupira, Grégoire de Spoelberch, Kees Storm and Alexandre Van Damme. Kees Storm succeeded Peter Harf, who retired from the Board and the Nomination Committee as of 25 April 2012.

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

D. EMPLOYEES

As of 31 December 2013, we employed approximately 155,000 people.

Overview of Employees per Business Segment

The table below sets out the number of full-time employees at the end of each relevant period in our business segments.

	As of 31 December
	2013	2012	2011
North America	16,852	17,136	17,924
Mexico(1)	34,203	N/A	N/A
Latin America North(2)	37,721	35,653	31,467
Latin America South	10,482	10,924	10,251
Western Europe	7,764	8,067	7,832
Central & Eastern Europe	7,948	9,510	10,551
Asia Pacific	37,680	34,455	36,046
Global Export & Holding Companies	1,936	1,888	2,208

Total	154,587	117,632	116,278

(1)	Mexico became a separate business segment on 4 June 2013 upon completion of the combination with Grupo Modelo.
(2)	Peru and Ecuador were transferred from the Latin America North zone to the Latin America South zone on 1 January 2013. The figures for both zones reflect this allocation.

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

Labor Unions

Many of our hourly employees across our business segments are represented by unions. Generally, relationships between us and the unions that represent our employees are good. See “D. Risk Factors—Risks Relating to Our Business—We are exposed to labor strikes and disputes that could lead to a negative impact on our costs and production level.”

In Europe, collective bargaining occurs at the national level in Belgium and the Netherlands, and at the local level in all other countries. The degree of membership in unions varies from country to country, with a low proportion of membership in the United Kingdom and the Netherlands, and a high proportion of membership in Belgium and Germany.

Our United States organization has approximately 4,300 hourly brewery workers represented by the International Brotherhood of Teamsters. Their compensation and other terms of employment are governed by collective bargaining agreements negotiated between the Company and the Teamsters. The current collective bargaining agreements were scheduled to expire on February 28, 2014, but have been renewed to March 31, 2014. We are currently negotiating with the Teamsters concerning the terms of new collective bargaining agreements. We and the Teamsters have jointly announced that we expect to reach new agreements in a timely manner. Hourly employees at certain of our company-owned distributorships and packaging plants also are union-represented, with local bargaining agreements ranging in duration from three to five years.

In Canada, nearly two-thirds of the total workforce within brewery operations, logistics, office administration and sales is unionized with collective bargaining agreements ranging in duration from three to seven years.

In Mexico, approximately half of our employees are union members. Our collective bargaining agreements are negotiated and executed separately for each facility or distribution center. They are periodically reviewed with the unions as mandated by Mexican Labor Law (i.e. yearly revisions of salary, benefits and salary revisions every two years).

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

The first ten entities mentioned in the table act in concert (see “—Shareholders’ Arrangements”) and hold 839,172,743 of our shares, representing 52.20% of the voting rights attached to our shares outstanding as of 31 December 2013. Under Belgian law, shareholders are required to notify us as soon as the amount of securities held giving voting right exceeds or falls below a 3% threshold.

All of our shares have the same voting rights.

Major shareholders	Number of our shares held	% of the voting rights attached to our outstanding shares held	As of date in notification or SEC filing(7)
Stichting Anheuser-Busch InBev, a stichting incorporated under Dutch law (the “Stichting”)(1)(2)	663,074,830	41.24%	15 January 2014
EPS Participations S.à.R.L., a company incorporated under Luxembourg law, affiliated to Eugénie Patri Sébastien (EPS) SA., its parent company.(2)(3)(5)	130,063,567	8.09%	15 January 2014
Eugénie Patri Sébastien (EPS) SA, a company incorporated under Luxembourg law, affiliated to the Stichting that it jointly controls with BRC S.à.R.L (2)(3)(5)	100,000	0.01%	15 January 2014

Major shareholders	Number of our shares held	% of the voting rights attached to our outstanding shares held	As of date in notification or SEC filing(7)
Rayvax Société d’Investissement SA, a company incorporated under Belgian law	10	<0.01%	15 January 2014
Fonds Verhelst SPRL, a company with a social purpose incorporated under Belgian law	0	0.00%	15 January 2014
Fonds Voorzitter Verhelst SPRL, a company with a social purpose incorporated under Belgian law, affiliated to Fonds Verhelst SPRL with social purpose, that controls it	6,997,665	0.44%	15 January 2014
Stichting Fonds InBev-Baillet Latour, a stichting incorporated under Dutch law	0	0.00%	15 January 2014
Fonds InBev-Baillet Latour SPRL, a company with a social purpose incorporated under Belgian law, affiliated to Stichting Fonds InBev-Baillet Latour under Dutch law, that controls is(6)	5,485,415	0.34%	15 January 2014
BRC S.à.R.L., a company incorporated under Luxembourg law, affiliated to the Stichting that it jointly controls with Eugénie Patri Sébastien (EPS) SA(2)(4)	32,966,462	2.05%	15 January 2014
Sébastien Holding NV/SA, a company incorporated under Belgian law, affiliated to Rayvax Société d’Investissement SA, its parent company	484,794	0.03%	15 January 2014
Anheuser-Busch InBev SA/NV	1,093,369	0.07%	15 January 2014
BrandBrew SA, a company incorporated under Luxembourg law and a subsidiary of Anheuser-Busch InBev SA/NV	525,433	0.03%	15 January 2014
BlackRock, Inc.	Undisclosed	< 3.00%	25 February 2014

Notes:

(1)	See section “—Controlling Shareholder.” By virtue of their responsibilities as directors of the Stichting, Stéfan Descheemaeker, Paul Cornet de Ways Ruart, Grégoire de Spoelberch, Alexandre Van Damme, Marcel Herrmann Telles, Jorge Paulo Lemann, Roberto Moses Thompson Motta and Carlos Alberto Sicupira may be deemed, under the rules of the SEC, to be beneficial owners of our ordinary shares held by the Stichting. However, each of these individuals disclaims such beneficial ownership in such capacity.
(2)	See section “—Shareholders’ Arrangements.”
(3)	By virtue of their responsibilities as directors of Eugénie Patri Sébastien S.A and EPS Participations S.à.R.L.., Stéfan Descheemaeker, Paul Cornet de Ways Ruart, Grégoire de Spoelberch and Alexandre Van Damme may be deemed, under the rules of the SEC, to be beneficial owners of our ordinary shares held by Eugénie Patri Sébastien S.A. and EPS Participations S.à.R.L However, each of these individuals disclaims such beneficial ownership in such capacity.
(4)	Marcel Herrmann Telles, Jorge Paulo Lemann and Carlos Alberto Sicupira have disclosed to us that they control BRC S.à.R.L and as a result, under the rules of the SEC, they are deemed to be beneficial owners of our ordinary shares held by BRC S.à.R.L. By virtue of his responsibility as a director of BRC S.à.R.L, Roberto Moses Thompson Motta may also be deemed, under the rules of the SEC, to be the beneficial owner of our ordinary shares held by BRC S.à.R.L. However, Roberto Moses Thompson Motta disclaims such beneficial ownership in such capacity.
(5)	On 18 December 2013, Eugénie Patri Sébastien (EPS) SA contributed to EPS Participations S.à.R.L. its certificates in the Stichting and the shares it held directly in Anheuser-Busch InBev SA/NV, except for 100,000 shares.
(6)	On 27 December 2013, Stichting Fonds InBev-Baillet Latour under Dutch law, acquired a controlling stake in Fonds-InBev Baillet Latour SPRL with a social purpose.
(7)	On 14 February 2014, a Schedule 13G was filed confirming that, as of 31 December 2013, a group of shareholders beneficially hold 839,172,743 of our shares, representing 52.20% of our voting rights.

Since 1 January 2010 and until the notification made on 15 January 2014, there have been no significant changes for the first ten entities mentioned in the table above. Since 1 January 2010 and until the notification made on 15 January 2014, there have been no significant changes for either Anheuser-Busch InBev SA/NV or BrandBrew SA. On 25 February 2014 BlackRock, Inc. notified us that its shareholdings had fallen below 3% of our voting rights. This notification was subsequent to a series of successive notifications in 2014 and 2013 in which BlackRock, Inc. notified us that its shareholding exceeded or had fallen below the threshold of 3% of our voting rights (17 February 2014, 3 February 2014, 23 January 2014, 21 January 2014, 28 October 2013, 26 June 2013, 4 March 2013).

U.S. Holders of Record

As a number of our shares are held in dematerialized form, we are not aware of the identity of all our shareholders. As of 31 December 2013, we had 9,563,097 registered shares held by 262 record holders in the United States, representing approximately 0.6 % of the voting rights attached to our shares outstanding as of such date. As of 31 December 2013, we also had 117,098,980 ADSs outstanding, each representing one ordinary share.

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

As of 15 January 2014, the Stichting owned 663,074,830 of our shares, which represented a 41.24% voting interest in us based on the number of our shares outstanding as of 15 January 2014. The Stichting and certain other entities acting in concert with it (see “—Shareholders’ Arrangements” below) held, in the aggregate, 52.20% of our shares based on the number of our shares outstanding on 15 January 2014. As of 15 January 2014, BRC S.à.R.L held 331,537,415 class B Stichting certificates (indirectly representing 20.62% of our shares) and EPS Participations S.à.R.L.. held 331,537,415 class A Stichting certificates (indirectly representing 20.62% of our shares). The Stichting is governed by its bylaws and its conditions of administration.

Shareholders’ Arrangements

In connection with the combination of Interbrew with Ambev in 2004, BRC S.à.R.L, Eugénie Patri Sébastien SA, Rayvax Société d’Investissement SA and the Stichting entered into a shareholders’ agreement on 2 March 2004 which provides for BRC S.à.R.L and Eugénie Patri Sébastien SA to hold their interests in us through the Stichting (except for approximately 130 million of our shares that are held directly or indirectly by Eugénie Patri Sébastien SA and approximately 33 million of our shares that are held directly by BRC S.à.R.L as of 15 January 2014 (see “—Shareholding Structure”). The shareholders’ agreement was amended and restated on 9 September 2009 and has been filed as Exhibit 3.1 to this Form 20-F. On 18 December 2013, Eugénie Patri Sébastien SA contributed to EPS Participations S.à.R.L. its certificates in the Stichting and the shares it held in Anheuser-Busch InBev SA/NV, except for 100,000 shares. EPS Participations S.à.R.L. has joined the concert constituted by BRC S.à.R.L, Eugénie Patri Sébastien SA, Rayvax Société d’Investissement SA and the Stichting and adhered to the shareholders’ agreement.

The shareholders’ agreement addresses, among other things, certain matters relating to our governance and management and to the governance and management of the Stichting, as well as the transfer of the Stichting certificates. Pursuant to the terms of the shareholders’ agreement, BRC S.à.R.L and Eugénie Patri Sébastien SA jointly and equally exercise control over the Stichting and those of our shares held by the Stichting. Among other things, BRC S.à.R.L and Eugénie Patri Sébastien SA have agreed that the Stichting will be managed by an eight-member board of directors and that each of BRC S.à.R.L and Eugénie Patri Sébastien SA will have the right to appoint four directors to the Stichting board of directors. At least seven of the eight Stichting directors must be present in order to constitute a quorum of the Stichting board, and any action to be taken by the Stichting board of directors will, subject to certain qualified majority conditions, require the approval of a majority of the directors present, including at least two directors appointed by BRC S.à.R.L and two appointed by Eugénie Patri Sébastien SA. Subject to certain exceptions, all decisions of the Stichting with respect to our shares held by it, including how such shares will be voted at our shareholders’ meetings, will be made by the Stichting board of directors.

The shareholders’ agreement requires the Stichting board of directors to meet prior to each of our shareholders’ meetings to determine how those of our shares held by the Stichting will be voted.

The shareholders’ agreement as amended provides for restrictions on the ability of BRC S.à.R.L and EPS Participations S.à.R.L. to transfer their Stichting certificates (and consequently their shares in us held through the Stichting).

In addition, the shareholders’ agreement requires Eugénie Patri Sébastien SA, EPS Participations S.à.R.L., BRC S.à.R.L and their permitted transferees under the shareholders’ agreement whose shares in us are not held through the Stichting to vote their shares in us in the same manner as our shares held by the Stichting and to effect any transfers of their shares in us in an orderly manner of disposal that does not disrupt the market for our shares and in accordance with any conditions established by us to ensure such orderly disposal. In addition, under the shareholders’ agreement, Eugénie Patri Sébastien SA, EPS Participations S.à.R.L. and BRC S.à.R.L agree not to acquire any shares of Ambev’s capital stock, subject to limited exceptions.

Pursuant to the shareholders’ agreement, the Stichting board of directors proposes to our shareholders’ meeting for approval the nomination of eight directors to our Board of Directors, among which each of BRC S.à.R.L and Eugénie Patri Sébastien SA have the right to nominate four directors. In addition, the Stichting board of directors proposes the nomination of four to six directors to our Board who are independent of shareholders.

The shareholders’ agreement will remain in effect for an initial term of 20 years starting from 27 August 2004. Thereafter, it will be automatically renewed for successive terms of ten years each unless, not later than two years prior to the expiration of the initial or any successive ten-year term, either BRC S.à.R.L or Eugénie Patri Sébastien SA notifies the other of its intention to terminate the shareholders’ agreement.

In addition, the Stichting has entered into a voting agreement with Fonds InBev-Baillet Latour SPRL with a social purpose and Fonds Voorzitter Verhelst SPRL with a social purpose, a copy of which has been filed as Exhibit 3.2 to this Form 20-F. This agreement provides for consultations between the three bodies before any of our shareholders’ meetings to decide how they will exercise the voting rights attached to our shares. Under this voting agreement, consensus is required for all items that are submitted to the approval of any of our shareholders’ meetings. If the parties fail to reach a consensus, Fonds InBev-Baillet Latour SPRL with a social purpose and Fonds Voorzitter Verhelst SPRL with a social purpose will vote their shares in the same manner as the Stichting. This agreement will expire on 16 October 2016, but is renewable.

B. RELATED PARTY TRANSACTIONS

AB InBev Group and Consolidated Entities

We engage in various transactions with affiliated entities which form part of the consolidated AB InBev Group. These transactions include, but are not limited to: (i) the purchase and sale of raw material with affiliated entities, (ii) entering into distribution, cross-licensing, transfer pricing, indemnification, service and other agreements with affiliated entities, (iii) intercompany loans and guarantees, with affiliated entities, (iv) import agreements with affiliated entities, such as the import agreement under which Anheuser-Busch imports our European brands into the United States, and (v) royalty agreements with affiliated entities, such as our royalty agreement with one of our United Kingdom subsidiaries related to the production and sale of our Stella Artois brand in the United Kingdom. Such transactions between Anheuser-Busch InBev SA/NV and our subsidiaries are not disclosed in our consolidated financial statements as related party transactions because they are eliminated on consolidation. A list of our principal subsidiaries is shown in note 36 “AB InBev Companies” to our audited consolidated financial statements as of 31 December 2013 and 2012, and for the three years ended 31 December 2013. On January 28, 2014, a subsidiary of our subsidiary Ambev acquired from us a 50% equity interest in Cerveceria Bucanero S.A., a Cuban company in the business of producing and selling beer.

Unrealized gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of our interest in the entity. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment. Transactions with associates and jointly controlled entities are discussed further below.

Where these are eliminated on consolidation, transactions between Anheuser-Busch InBev SA/NV and our subsidiaries are not disclosed in our consolidated financial statements as related party transactions. A list of our principal subsidiaries is shown in note 36 “AB InBev Companies” to our audited consolidated financial statements as of 31 December 2013 and 2012, and for the three years ended 31 December 2013.

Transactions with Directors and Executive Board of Management Members (Key Management Personnel)

Total compensation of our directors and executive board of management included in our income statement for 2013 set out below can be detailed as follows:

	Year ended 31 December 2013
	Directors	Executive Board Management
	(USD million)
Short-term employee benefits	2	22
Post-employment benefits	—	2
Share-based payments	3	66
Total	5	90

In addition to short-term employee benefits (primarily salaries), our executive board of management members are entitled to post-employment benefits. More particularly, members of the executive board of management participate in the pension plan of their respective country. See also note 25 “Employee benefits” and note 33 “Related parties” to our audited consolidated financial statements as of 31 December 2013 and 2012, and for the three years ended 31 December 2013. In addition, key management personnel are eligible for our Share-Based Payment Plan and/or our exchange of share ownership program. See also “Item 6. Directors, Senior Management and Employees—B. Compensation” and note 26 “Share-based payments” to our audited consolidated financial statements as of 31 December 2013 and 2012, and for the three years ended 31 December 2013.

Directors’ compensation consists mainly of directors’ fees. Key management personnel were not engaged in any transactions with our company and did not have any significant outstanding balances with our company.

Deferred Share Entitlements

In a transaction related to the combination with Grupo Modelo, two Grupo Modelo shareholders, María Asuncion Aramburuzabala and Valentín Diez Morodo purchased a deferred share entitlement to acquire the equivalent of approximately 23.1 million AB InBev shares, to be delivered within five years, for consideration of approximately USD 1.5 billion. This investment occurred on 5 June 2013. María Asuncion Aramburuzabala and Valentín Diez Morodo have agreed to serve on our Board of Directors for a term of at least four years. They have also agreed to a non-competition provision for three years following the completion of the combination with Grupo Modelo.

Consulting Agreement

In connection with the 2008 Anheuser-Busch merger, we and Mr. Busch IV entered into a consulting agreement that continued until 31 December 2013, substantially on the terms described below. In his role as consultant, Mr. Busch IV provided, at the request of our Chief Executive Officer, advice to us on Anheuser-Busch new products and new business opportunities; reviewed Anheuser-Busch marketing programs; met with retailers, wholesalers and key advertisers of Anheuser-Busch; attended North American media events; provided advice with respect to Anheuser-Busch’s relationship with charitable organizations and the communities in which it operates; and provided advice on the taste, profile and characteristics of the Anheuser-Busch malt-beverage products.

Under the terms of the consulting agreement, as contemplated, at the time of the Anheuser-Busch acquisition, Mr. Busch IV received a lump sum cash payment equal to USD 10,350,000, less any applicable withholding. During the term of the consulting agreement, Mr. Busch IV was paid a fee of approximately USD 120,000 per month. In addition, Mr. Busch IV was provided with an appropriate office in St. Louis, Missouri, administrative support and certain employee benefits that are materially similar to those provided to full-time salaried employees of Anheuser-Busch. He was also provided with personal security services through 31 December 2011 (in St. Louis, Missouri) in accordance with Anheuser-Busch’s past practices including an income tax gross-up and with complimentary tickets to Anheuser-Busch-sponsored events. Mr. Busch IV is also eligible for a gross-up payment under Section 280G of the U.S. Internal Revenue Code of 1986, as amended (estimated to be approximately USD 11.1 million), on various change-in-control payments and benefits to which he is entitled in connection with the Anheuser-Busch merger. Such Code Section 280G gross-up payments are payments which, after the imposition of certain taxes, will equal the excise tax imposed on such change-of-control payments and benefits to which Mr. Busch IV is entitled.

Mr. Busch IV was subject to restrictive covenants relating to non-competition and non-solicitation of employees and customers which were in effect for the duration of the consulting agreement and a confidentiality covenant. The parties were subject to a mutual non-disparagement covenant.

Mr. Busch IV will generally be indemnified by us from and against all claims arising from the performance of his duties as a consultant for the term of the consulting agreement. In addition, we and Mr. Busch IV have executed a mutual release of claims regarding all pre-closing matters.

The mandate of Mr. Busch IV as a director expired in April 2011.

Jointly Controlled Entities

Significant interests we hold in joint ventures include two distribution entities in Canada, two entities in Brazil, two in China, one in Mexico and one in the United Kingdom. None of these joint ventures are material to us. Aggregate amounts of our interests in such entities are as follows:

As of 31 December 2013
(USD million)
Non-current assets	101
Current assets	57
Non-current liabilities	67
Current liabilities	115
Result from operations	24
Profit attributable to equity holders	11

Transactions with Associates

Our transactions with associates were as follows:

Year ended 31 December 2013
(USD million)
Gross profit	31
Current assets	6
Current liabilities	32

Our transactions with associates primarily consist of sales to distributors in which we have a non-controlling interest.

Transactions with Pension Plans

Our transactions with pension plans mainly consisted of USD 12 million other income from pension plans in the United States and USD 5 million other income from pension plans in Brazil.

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

Ambev Labatt Indemnification Agreement

In the context of the U.S. Department of Justice’s antitrust review of the Anheuser-Busch acquisition, we entered into an indemnification agreement with Ambev on 13 November 2008, pursuant to which we agreed to indemnify Ambev under certain circumstances arising from the perpetual license of Labatt branded beer to KPS Capital Partners, LP for consumption in the United States and the interim supply of Labatt branded beer to KPS Capital Partners, LP for consumption in the United States. This agreement terminated in 2013.

Ambev Stock Swap Merger

On 7 December 2012, Companhia de Bebidas das Américas—Ambev (“Companhia de Bebidas”), a majority-owned subsidiary of AB InBev, announced its intention to propose for deliberation by its shareholders, at an extraordinary general shareholders’ meeting, a corporate restructuring to combine Companhia de Bebidas’s dual-class capital structure comprised of voting common and non-voting preferred shares into a new, single-class capital structure comprised exclusively of voting common shares. The purpose of the proposed corporate restructuring is to simplify Companhia de Bebidas’s corporate structure and improve its corporate governance with a view to increasing liquidity to all Companhia de Bebidas shareholders, eliminating certain administrative, financial and other costs and providing more flexibility for management of Companhia de Bebidas’s capital structure.

The extraordinary general shareholders’ meeting was held on 30 July 2013, and the proposed corporate restructuring was approved. The restructuring has been implemented by means of a stock swap merger under the Brazilian Corporate Law (incorporação de ações) of Companhia de Bebidas with Ambev S.A (the “Ambev Stock Swap Merger”). As a result of the Ambev Stock Swap Merger, Companhia de Bebidas became a wholly-owned subsidiary of Ambev S.A.and the Companhia de Bebidas shareholders received five Ambev S.A. common shares in exchange for each Companhia de Bebidas common or preferred share, and holders of ADRs representing common or preferred shares of Companhia de Bebidas, received five Ambev S.A. ADRs in exchange for each Companhia de Bebidas ADR.

On 30 October 2013, the Brazilian Securities Commission (Comissão de Valores Mobiliários—CVM) granted Ambev S.A.’s registration as a public-held company and its shares and ADRs began to be traded, respectively, in the BM&FBOVESPA and in the NYSE on 11 November 2013. The shares issued by Companhia de Bebidas have no longer been traded on the traditional segment of BM&FBOVESPA since 8 November 2013.

On 2 January 2014, the Ambev S.A. shareholders approved the merger of Companhia de Bebidas into Ambev S.A. Thereafter, we retained an unchanged 61.9% economic interest in Ambev S.A., which will continue the Companhia de Bebidas operations, and our voting interest in Ambev S.A. was reduced to 61.9%.

ITEM 8.	FINANCIAL INFORMATION

A. CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements.

See “Item 18. Financial Statements.” For a discussion of our export sales, see “Item 5. Operating and Financial Review.”

Legal and Arbitration Proceedings

Litigation is subject to uncertainty and we and each of our subsidiaries named as a defendant believe, and have so been advised by counsel handling the respective cases, that we have valid defenses to the litigation pending against us, as well as valid bases for appeal of adverse verdicts, if any. All such cases are, and will continue to be, vigorously defended. However, we and our subsidiaries may enter into settlement discussions in particular cases if we believe it is in our best interests to do so. Except as set forth herein, there have been no governmental, judicial or arbitration proceedings (including any such proceedings which are pending or threatened against us or our subsidiaries of which we are aware) during a period between 1 January 2013 and the date of this Form 20-F which may have, or have had in the recent past, significant effects on our financial position and profitability.

Anheuser-Busch InBev SA/NV

Grupo Modelo Transaction

On 31 January 2013, we announced that the U.S. Department of Justice had filed an action seeking to block the combination with Grupo Modelo, and specifically, our proposal at that time to acquire the remaining stake in Grupo Modelo.

Thereafter, on 19 April 2013, we announced that together with Grupo Modelo and Constellation Brands, Inc., we had reached a final settlement agreement with the U.S. Department of Justice. The terms of the settlement were substantially in line with the revised transaction announced on 14 February 2013, and included binding commitments to the revised transaction, designed to ensure a prompt divestiture of assets by us to Constellation Brands, Inc., the necessary build-out of the Piedras Negras brewery by Constellation Brands, Inc., as well as certain distribution guarantees for Constellation Brands, Inc. in the fifty states of the United States, the District of Columbia and Guam.

We announced the completion of the combination with Grupo Modelo on 4 June 2013, and on 7 June 2013, we announced that in a related transaction, Grupo Modelo completed the sale of its business in the fifty states of the United States, the District of Columbia and Guamto Constellation Brands, Inc. for approximately USD 4.75 billion, in aggregate, subject to post-closing adjustment, which will be paid by Constellation Brands, Inc. no later than 7 June 2014. The post-closing adjustment is approximately USD 558 million.

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

Budweiser Trademark Litigation

We are involved in a longstanding trademark dispute with the brewer Budejovicky Budvar, n.p. located in Ceske Budejovice, Czech Republic. This dispute involves the BUD and BUDWEISER trademarks and includes actions pending in national trademark offices as well as courts. There are more than 60 actions pending in approximately 20 jurisdictions. While there are a significant number of actions pending, taken in the aggregate, the actions do not represent a material risk to our financial position or profitability.

Starbev Litigation

At the time of the 2009 sale of our Central European operations to CVC Capital Partners, we received rights under a Contingent Value Right Agreement (“CVR Agreement”) to a future payment that was contingent on CVC’s return on its initial investments. On 15 June 2012, CVC sold the business to Molson Coors Brewing Company for an aggregate consideration of EUR 2.65 billion (USD 3.65 billion). We believe that as a result of the sale to Molson, the return earned by CVC Capital Partners triggered our right to a further payment under the CVR Agreement. On 25 October 2012, CVC Capital Partners issued proceedings against us in the English Commercial Court in relation to the CVR Agreement and sought a declaration that the return it received following the sale to Molson did not trigger our right to payment. We served our defense and counterclaim on 19 December 2012. The amount we are able to recover will depend on discovery and calculation criteria explored at trial in March 2014.

Investigations Inquiring into Indian Operations

We have been informed by the SEC that it is conducting an investigation into our affiliates in India, including our non-consolidated Indian joint venture, ABInBev India Private Limited, and whether certain relationships of agents and employees were compliant with the FCPA. We have been informed by the U.S. Department of Justice that it is also conducting a similar investigation. We are investigating the conduct in question and are cooperating with the SEC and the DOJ.

Alcohol-by-Volume Litigation

In the first quarter of 2013, nine lawsuits were filed against us relating to the alcohol-by-volume in several of our beer brands. Eight of these lawsuits were filed in Federal Courts located in California, Colorado, New Jersey, Ohio, Pennsylvania and Texas. The ninth was filed in State Court in Missouri. The lawsuits generally allege that such products contain lower alcohol-by-volume levels than what is stated on the labels, in violation of various federal and state laws. In June 2013, the lawsuits in Federal Courts were consolidated into a multi-district litigation in Ohio. We will vigorously defend against these lawsuits.

Ambev and its Subsidiaries

Tax Matters

As of 31 December 2013, Ambev and its subsidiaries had several tax claims pending in Brazil, including judicial and administrative proceedings. Most of these claims relate to ICMS value-added tax, IPI excise tax, and income tax and social contributions. As of 31 December 2013, Ambev had made provisions of R$255 million (USD 109 million) in connection with those tax proceedings for which it believed there was a probable chance of loss.

Among the pending tax claims, there are claims filed by Ambev against Brazilian tax authorities alleging that certain taxes are unconstitutional. Such tax proceedings include claims for income taxes, ICMS value-added tax, IPI excise tax and taxes on revenue, such as the Social Integration Program Contribution (Programa de Integração Social), or the PIS Contribution, and the Social Security Funding Contribution (Contribuição para Financiamento da Seguridade Social), or the COFINS . As these claims are contingent on obtaining favorable judicial decisions, the corresponding assets which might arise in the future are only recorded once it becomes certain that Ambev will receive the amounts previously paid or deposited.

As of 31 December 2013, there were also tax proceedings with a total estimated possible risk of loss of R$14.4 billion (USD 6.1 billion). Approximately R$10.2 billion (USD 4.4 billion) of this figure is related to income tax and social contributions. Approximately R$3.8 billion (USD 1.6 billion) is related to value-added and excise taxes, of which the most significant are discussed below.

Value-Added Tax, Excise Tax and Taxes on Net Sales

Ambev is currently party to legal proceedings with the State of Rio de Janeiro where it is challenging such State’s attempt to assess ICMS with respect to irrevocable discounts granted by Ambev in January 1996 and February 1998. These proceedings are currently before the Superior Court of Justice and the Brazilian Supreme Court. In November 2013, we received similar tax assessments issued by the State of Pará. Ambev management estimates the total exposure in relation to the matter to be of R$760 million (USD 324 million) as of 31 December 2013, which Ambev has treated as a possible loss. Such estimate is based on reasonable assumptions and assessments of management, but should Ambev lose such proceedings the expected net impact on its income statement would be an expense for this amount.

Many states in Brazil offer tax benefits programs to attract investments to their regions. Ambev participates in ICMS value-added tax credit programs offered by various Brazilian states, which provide (i) tax credits to offset ICMS value-added tax payable and (ii) ICMS value-added tax deferrals. In return, Ambev is required to meet certain operational requirements including, depending on the state, production volume and employment targets, among others. All of these conditions are included in specific agreements between Ambev and the Brazilian state governments. In the event that Ambev does not meet the program’s targets, future benefits may be withdrawn. The total amount deferred (financing) as of 31 December 2013, was R$169 million (USD 72 million).

There is a controversy regarding whether these state tax deferral benefits are constitutional when granted without the approval of every state of Brazil. Some states and public prosecutors have filed direct actions of unconstitutionality in the Brazilian Supreme Court to challenge the constitutionality of certain Brazilian state laws granting tax incentive programs unilaterally, without the prior approval of CONFAZ (the council formed by all 27

Brazilian State Treasury Secretaries). Since 2007, Ambev has received tax assessments from the States of São Paulo, Rio de Janeiro and Minas Gerais in the aggregate amount of approximately R$364 million (USD 155 million) challenging the legality of tax credits arising from existing tax incentives received by Ambev in other states. Ambev has treated these proceedings as a possible (but not probable) loss. Should Ambev lose such proceedings, the expected net impact on its income statement would be an expense for this amount. Moreover, Ambev cannot rule out the possibility of other Brazilian states issuing similar tax assessments related to Ambev’s tax incentives. In 2011 the Brazilian Supreme Court declared 14 Brazilian state laws granting tax incentives without the prior approval of CONFAZ unconstitutional, including one granting incentives to Ambev in the federal district, which Ambev has ceased to benefit from since such decision. In a meeting held on 30 September 2011, CONFAZ issued a resolution suspending the state’s right to claim return of the tax incentives incurred by the beneficiaries of the state laws declared unconstitutional. There are a number of other actions before the Brazilian Supreme Court challenging the constitutionality of benefit laws offered by some states, which may impact Ambev’s tax benefits.

Goods manufactured within the Manaus Free Trade Zone – ZFM intended for consumption elsewhere in Brazil are exempt from the Brazilian IPI excise tax. Ambev’s subsidiaries have been registering IPI excise tax presumed credits upon the acquisition of exempted inputs manufactured therein. Since 2009 Ambev has been receiving a number of tax assessments from the Brazilian Federal Tax Authorities relating to the disallowance of such presumed credits, which decision from the Upper House of the Administrative Court is still pending. Ambev’s management estimates possible losses in relation to these assessments to be approximately R$720 million (USD 307 million) as of 31 December 2013.

Ambev Profits Generated Abroad

During the first quarter of 2005, certain subsidiaries of Ambev received a number of assessments from Brazilian federal tax authorities relating to profits of its foreign subsidiaries. In December 2008, the Administrative Court decided one of the tax assessments relating to earnings of Ambev’s foreign subsidiaries. This decision was partially favorable to Ambev, and in connection with the remaining part, Ambev filed an appeal to the Appellate Division of the Administrative Court and is awaiting its decision. With respect to another of the tax assessments relating to foreign profits, the Administrative Court rendered a decision favorable to Ambev in September 2011. In December 2013, Ambev received another tax assessment related to the matter. Ambev estimates the exposures of possible losses in relation to these assessments to be approximately R$3.8 billion (USD 1.6 billion) as of 31 December 2013, and of probable losses to be of R$32 million (USD 14 million).

Tax Loss Offset

Ambev and certain of its subsidiaries received a number of assessments from Brazilian federal tax authorities relating to the offset of tax loss carry forwards arising in the context of business combinations.

Ambev estimated the total exposures of possible losses in relation to these assessments to be approximately of R$583 million (USD 249 million) as of 31 December 2013. Ambev has not recorded any provision in connection therewith.

Tax Amnesty and Refinancing Program

In 2009, Ambev elected to enroll in the Tax Amnesty and Refinancing Program, introduced by Brazilian Federal Law 11,941/09, with respect to some of its current tax lawsuits. Under this program, Ambev agreed to pay R$375 million (USD 160 million) in 180 monthly installments, as from June 2011, in return for ceasing to dispute certain tax amounts (the “2009 Tax Amnesty and Refinancing Program”). As of December 2013, the total amount due under the 2009 Tax Amnesty and Refinancing Program is R$239 million (USD 102 million), recorded under the “Other taxes, charges and contributions” item of Ambev’s income statement.

On December 2013, pursuant to Law No. 12,865/2013, which allowed the inclusion of additional disputed tax amounts in a Tax Amnesty and Refinancing Program with the same conditions of the 2009 Tax Amnesty and Refinancing Program (the “2013 Tax Amnesty and Refinancing Program”), Ambev included in the 2013 Tax Amnesty and Refinancing Program certain additional disputed tax amounts that had been previously litigated by Ambev. As of 31 December 2013, the tax liabilities included in the 2013 Tax Amnesty and Refinancing Program totaled R$178 million (USD 76 million).

Special Goodwill Reserve

In December 2011, Ambev received a tax assessment from the Secretaria da Receita Federal do Brasil related to the goodwill amortization resulting from InBev Brasil’s merger with Ambev referred to under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ambev Special Goodwill Reserve.” In June 2012, Ambev filed an appeal against the unfavorable first-level administrative decision and awaits the decision of the Administrative Court. Ambev believes that the goodwill amortization and respective deduction for tax purposes were in compliance with the provisions set forth by CVM Instruction No. 319/1999 and that Ambev’s use of this goodwill was lawful. Ambev believes that the Brazilian Federal Tax Authorities’ position is incorrect, the grounds to contest the tax assessment are well founded, and the risk of loss is possible (but not probable). Accordingly, Ambev has not recorded any provisions for this matter and estimates the amount of possible losses in relation to this assessment to be approximately R$3.9 billion (USD 1.7 billion) as of 31 December 2013. In the event that Ambev is required to pay these amounts, we will reimburse Ambev the amount proportional to the benefit received by us pursuant to the merger protocol, as well as the related costs.

In October 2013, Ambev also received a tax assessment related to the goodwill amortization resulting from the merger of Quinsa S.A. into Ambev. Ambev filed a defense in November 2013 and awaits the administrative first decision. Ambev management estimates the amount of possible losses in relation to this assessment to be approximately R$1.1 billion (USD 0.5 billion) as of 31 December 2013. Ambev has not recorded any provision in connection therewith.

Labor Matters

Ambev is involved in a total of 19,923 labor claims. In Brazil, it is not unusual for a company to be named as a defendant in such a significant number of claims. As of 31 December 2013, Ambev has made provisions totaling R$159 million (USD 68 million) in connection with slightly over a fifth of the above labor claims with former and current employees. The claims primarily relate to overtime, dismissals, severance, health and safety premiums, supplementary retirement benefits and other matters, all of which are awaiting judicial resolution.

Civil Claims

As of 31 December 2013, Ambev had 4,671 civil claims pending in Brazil, including third-party distributors and product-related claims. Ambev is the plaintiff in 1,181 and the defendant in 3,394 of these claims. Ambev has established provisions totaling R$21 million (USD 9 million) for Ambev and its subsidiaries as of 31 December 2013, in connection with civil claims.

Zeca Pagodinho

Ambev is party to a tortious interference claim brought by its competitor Schincariol whereby Schincariol seeks damages in the range of R$100 million (USD 43 million) from Ambev, claiming that Ambev signed up the entertainer Zeca Pagodinho while he was still contractually bound with Schincariol. On 20 July 2007, the lower courts of the State of São Paulo denied Schincariol’s claim, and Schincariol filed an appeal on 24 August 2007. On 12 June 2013, the Court of Appeals of São Paulo State partially granted Schincariol’s appeals and sentenced us to indemnify Schincariol for reputational damages in the amount of R$ 200,000 (USD 85,375) and monetary damages to be calculated at a later stage. Monetary damages should encompass Schincariol’s expenses with advertisement that could not be used by virtue of the termination of the contract with Zeca Pagodinho. Both Schincariol and Ambev appealed against such decision. The appeals are awaiting judgment. Ambev has not recorded a provision in connection with such proceeding.

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

Ambev has knowledge of at least eleven claims in which the plaintiff argues that they would be entitled to those rights. Two of them were ruled favorably to Ambev by the appellate court of the State of São Paulo. A third one was settled. Ambev received a favorable ruling in one claim by a first level court in Rio de Janeiro, and the appellate court of the State of Rio de Janeiro ruled against Ambev in the other three claims. Ambev has appealed to the Superior Court of Justice with respect to the final decisions issued by the appellate court of the State of Rio de Janeiro.

The warrant holders of both claims denied by the appellate court of the State of São Paulo have also appealed to the Superior Court of Justice.The Superior Court of Justice decided in favor of Ambev in both claims, although one of the decisions was rendered by a single judge and was appealed to the full court, where judgment is pending. The possibility of reversal by the full court of a decision issued by a single judge is possible, while the possibility of reversal of a decision issued by the full court is remote.

In the event the plaintiffs prevail in the above six pending proceedings, Ambev believes that the corresponding economic dilution for the existing shareholders would be the difference between the market value of the shares at the time they are issued and the value ultimately established in liquidation proceedings as being the subscription price pursuant to the exercise of the warrants. Ambev believes that the warrants which are the object of those six proceedings represented, on 31 December 2013, 172,831,575 common shares that would be issued at a value substantially below fair market value, should claimants ultimately prevail. The plaintiffs also claim they should receive past dividends related to these shares in the amount of approximately R$413 million (USD 176 million).

Ambev believes that its chances of receiving unfavorable final decisions are either possible or remote, and therefore it has not established a provision for this litigation in its financial statements. As these disputes are based on whether Ambev should receive as a subscription price a lower price than the price that it considers correct, a provision of amounts with respect to these proceedings would only be applicable with respect to legal fees and past dividends.

Antitrust Matters

Investigations

Ambev currently has a number of antitrust investigations pending against it before antitrust authorities.

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

During its investigation, the Secretariat of Economic Law of the Ministry of Justice (“SDE”) concluded that the program should be considered anticompetitive unless certain adjustments were made. These adjustments were substantially incorporated into the version of the program at that time, and the program no longer exists. The SDE opinion did not threaten any fines and recommended that the other accusations be dismissed. After the SDE opinion, the proceeding was sent to CADE, which issued a ruling that, among other things, imposed a fine in the amount of R$353 million (USD 151 million), or R$490 million (USD 209 million) as of 31 December 2013, reflecting accrued interest.

Ambev has challenged CADE’s decision before the federal courts, which have ordered the suspension of the fine and other parts of the decision upon our posting of a guarantee. Ambev has already rendered a court bond (carta de fiança) for this purpose and the decision is partially suspended. The lawsuit is awaiting judgement.

On 29 March 2011, and following a determination included in the abovementioned CADE decision, the SDE initiated investigations to determine whether individuals should also be held responsible for the Tô Contigo practices, including Bernardo Pinto Paiva, currently our Chief Sales Officer, and Ricardo Tadeu Almeida Cabral de Soares, currently our Zone President Mexico and formerly the Chief Sales Officer and Sales Executive Officer of Ambev.

Kaiser

On 2 April 2007, Cervejaria Kaiser, which is currently one of the largest beer producers in Brazil and a part of the Heineken Group, filed a complaint with Brazilian antitrust authorities alleging that Ambev’s cooler programs and exclusivity agreements constituted anti-competitive practices, and also that Ambev launched two counter brands (Puerto del Sol and Puerto del Mar) in connection with the entry of Kaiser’s product Sol Pilsen in 2006. On 9 December 2008, the SDE registered two administrative proceedings to investigate the alleged practices. Ambev’s preliminary responses were filed before SDE on 18 February 2009 and 16 January 2012. Both cases are being investigated by CADE. With respect to the Puerto del Sol and Puerto del Mar disputes, one of the five reporting CADE commissioner in charge of the matter issued an opinion in February 2014 finding that no antitrust violations resulted from our launch of these beer brands and recommending that the case be dismissed; the case is awaiting the decision from the other four commissioners in charge.

Environmental Matters

Riachuelo

In 2004, an environmental complaint was initiated by certain neighbors residing in the Riachuelo Basin against the State of Argentina, the Province of Buenos Aires, the city of Buenos Aires and more than 40 corporate entities (including Cerveceria y Malteria Quilmes S.A.) with premises located in the Riachuelo Basin or that discharge their waste into the Riachuelo River. In this complaint, the Argentine Supreme Court of Justice has resolved that the State of Argentina, the Province of Buenos Aires and the city of Buenos Aires remain primarily responsible for the remediation of the environment, and further resolved that the Riachuelo Basin Authority, an environmental authority created in 2006 pursuant to the Argentine Law No. 26, 168, would be responsible for the implementation of a Remediation Plan for the Riachuelo Basin. The Supreme Court of Justice has not ruled on the issue of liability for environmental damages.

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

Brazilian Beer Industry Litigation

On 28 October 2008, the Brazilian Federal Prosecutor’s Office (Ministério Público Federal) filed a suit for damages against Ambev and two other brewing companies claiming total damages of approximately R$2.8 billion (USD 1.2 billion) (of which approximately R$2.1 billion (USD 896 million) are claimed against Ambev). The public prosecutor alleges that: (i) alcohol causes serious damage to individual and public health, and that beer is the most consumed alcoholic beverage in Brazil; (ii) defendants have approximately 90% of the national beer market share and are responsible for significant investments in advertising; and (iii) the advertising campaigns increase not only the market share of the defendants but also the total consumption of alcohol and, hence, damage society and encourage underage consumption.

Shortly after the above lawsuit was filed, a consumer-protection association applied to be admitted as a joint-plaintiff. The association has made further requests in addition to the ones made by the Public Prosecutor, including the claim for “collective moral damages” in an amount to be ascertained by the court; however, it suggests that it should be equal to the initial request of R$2.8 billion (USD 1.2 billion) (therefore, it doubles the initial amount involved). The court has admitted the association as joint-plaintiff and has agreed to hear the new claims. Ambev believes that its chances of loss are remote and, therefore, has not made any provision with respect to such claim.

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

On 15 September 2010, Anheuser-Busch InBev SA/NV and several of its related companies were sued in Federal Court for the Southern District of Ohio in a lawsuit entitled Rusby Adams et al. v. AB InBev, et al. This lawsuit was filed by four employees of Metal Container Corporation’s facilities in Columbus, Ohio, Gainesville, Florida, and Ft. Atkinson, Wisconsin that were divested on 1 October 2009. Similar to the Angevine lawsuit, these plaintiffs seek to represent a class of participants of the Anheuser-Busch Companies Salaried Employees’ Pension Plan (the “Plan”) who had been employed by subsidiaries of Anheuser-Busch Companies, LLC that had been divested during the period of 18 November 2008 through 17 November 2011. The plaintiffs also allege claims similar to the Angevine lawsuit, namely, that by failing to provide plaintiffs with these enhanced benefits, we breached our fiduciary duties under the U.S. Employee Retirement Income Security Act of 1974. We filed a Motion to Dismiss and obtained dismissal of the breach of fiduciary duty claims in April 2011, leaving only the claims for benefits remaining. On 28 March 2012, the Court certified that the case could proceed as a class action comprised of former employees of the divested Metal Container Corporation operations. On 9 January 2013, the Court granted our Motion for Judgment on the Administrative Record. The plaintiffs appealed the decision on 5 February 2013 and the appeal has been argued before the US Court of Appeals of the Sixth Circuit.

On 10 January 2012, a class action complaint asserting claims very similar to those asserted in the Angevine lawsuit was filed in Federal Court for the Eastern District of Missouri, styled Nancy Anderson et al. v. Anheuser-Busch Companies Pension Plan et al. Unlike the Angevine case, however, the plaintiff in this matter alleges complete exhaustion of all administrative remedies. On 11 March 2013 the court consolidated the case with the Knowlton case mentioned below. A consolidated complaint was filed on 19 April 2013. On 30 October 2013, the court dismissed the breach of fiduciary claims. One count remains outstanding and we filed a motion to dismiss, which is still pending.

On 10 October 2012, another class action complaint was filed against Anheuser-Busch Companies, LLC, Anheuser-Busch Companies Pension Plan, Anheuser-Busch Companies Pension Plan Appeals Committee and the Anheuser-Busch Companies Pension Plan Administrative Committee by Brian Knowlton and several other former Busch Entertainment Corporation Employees. It was filed in Federal Court in the Southern District of California, and was amended on 12 October 2012. Like the other lawsuits, it claims that the employees of any divested assets were entitled to enhanced retirement benefits under section 19.11(f) of the Plan. However, it specifically excluded the divested Metal Container Corporation facilities that were included in the Adams class action. On 11 March 2013 the court consolidated the case with the Nancy Anderson case mentioned above. A consolidated complaint was filed on 19 April 2013. On 30 October 2013, the court dismissed the breach of fiduciary claims. One count remains outstanding and we filed a motion to dismiss, which is still pending. Class certification briefing is scheduled to occur during the first quarter of 2014.

Acquisition Antitrust Matters

The combination with Grupo Modelo was subject, and required approvals or notifications pursuant, to various antitrust laws, including under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “Hart-Scott-Rodino Act”).

United States

Under the Hart-Scott-Rodino Act, before the combination with Grupo Modelo could be consummated, Grupo Modelo and we were each required to file a notification and report form and to wait until the applicable waiting period had expired or been terminated. In July 2012, we and Grupo Modelo filed notification and report forms under the Hart-Scott-Rodino Act with the U.S. Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice. The initial 30-day waiting period was extended on 17 August 2012 for a period of time necessary for us and Grupo Modelo to respond to requests for additional information we and Grupo Modelo received from the U.S. Department of Justice, plus an additional 30 days for the relevant U.S. authorities to review after both parties substantially complied with the requests.

On 31 January 2013, the U.S. Department of Justice filed suit in the U.S. District Court for the District of Columbia challenging the proposed combination with Grupo Modelo and seeking an injunction to block the transaction.

Thereafter, on 19 April 2013, we announced that together with Grupo Modelo and Constellation Brands, Inc., we had reached a final settlement agreement with the U.S. Department of Justice. The terms of the settlement were substantially in line with the revised transaction announced on 14 February 2013, and included binding commitments to the revised transaction, designed to ensure a prompt divestiture of assets by us to Constellation Brands, Inc., the necessary build-out of the Piedras Negras brewery by Constellation Brands, Inc., as well as certain distribution guarantees for Constellation Brands, Inc. in the fifty states of the United States, the District of Columbia and Guam.

We announced the completion of the combination with Grupo Modelo on 4 June 2013, and on 7 June 2013, we announced that in a related transaction, Grupo Modelo completed the sale of its business in the fifty states of the United States, the District of Columbia and Guam to Constellation Brands, Inc. The transaction included the sale of Grupo Modelo’s 50% stake in Crown Imports and the sale of the Grupo Modelo’s Piedras Negras brewery and perpetual rights to certain of Grupo Modelo’s brands in the United States.

Mexico

The Mexican Antitrust Commission approved the combination with Grupo Modelo without any condition by resolution dated on 8 November 2012. The term of the Mexican Antitrust Commission’s approval was extended on 19 February 2013 for an additional period of six months, effective until 19 August 2013. The combination with Grupo Modelo was completed on 4 June 2013.

On 7 June 2013, in a transaction related to the combination with Grupo Modelo, Grupo Modelo completed the sale of its business in the fifty states of the United States, the District of Columbia and Guam to Constellation Brands, Inc. for approximately USD 4.75 billion, in aggregate, subject to post-closing adjustment, which will be paid by Constellation Brands, Inc. no later than 7 June 2014. The post-closing adjustment is approximately USD 558 million.

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

The table below summarizes the dividends paid by us in the most recent financial years.

Financial year	Number of our shares outstanding at end of relevant financial year	Gross amount of dividend per Share (in EUR)	Gross amount of dividend per Share (in USD)	Payment date(s)
2013	1,607,844,590	1.45	2.00	8 May 2014
2013	1,607,844,590	0.60	0.83	18 November 2013
2012	1,606,787,543	1.70	2.24	2 May 2013
2011	1,606,071,789	1.20	1.55	3 May 2012
2010	1,605,183,954	0.80	1.07	2 May 2011
2009	1,604,301,123	0.38	0.55	3 May 2010

B. SIGNIFICANT CHANGES

On 20 January 2014, we announced an agreement whereby we will reacquire Oriental Brewery, the leading brewer in South Korea, from KKR and Affinity Equity Partners. The enterprise value for the transaction is USD 5.8 billion, and as a result of an agreement entered into with KKR and Affinity Equity Partners in 2009, we will receive approximately USD 320 million in cash at closing from this transaction, subject to closing adjustments according to the terms of the transaction. This agreement returns Oriental Brewery to our portfolio after we sold the company in July 2009, following the combination of InBev and Anheuser-Busch in support of the company’s deleveraging target. We will reacquire Oriental Brewery earlier than July 2014, as we were originally entitled to do under the terms of the 2009 transaction, drawing on existing liquidity to fund the acquisition. The closing of this transaction is subject to regulatory approval in South Korea as well as other customary closing conditions, and is expected to close in the first half of 2014

On 27 January 2014, we issued USD 5.25 billion aggregate principal amount of bonds, consisting of USD 1.2 billion aggregate principal amount of fixed rate notes due 2017; USD 300 million aggregate principal amount of floating rate notes due 2017; USD 1.25 billion aggregate principal amount of fixed rate notes due 2019; USD 250 million aggregate principal amount of floating rate notes due 2019; USD 1.4 billion aggregate principal amount of fixed rate notes due 2024; and USD 850 million aggregate principal amount of fixed rate notes due 2044. The fixed rate notes will bear interest at an annual rate of 1.125% for the 2017 notes; 2.150% for the 2019 notes; 3.700% for the 2024 notes; and 4.625% for the 2044 notes. The floating rate notes will bear interest at an annual rate of 19.00 basis points above three-month LIBOR for the 2017 floating rate notes and 40.00 basis points above three-month LIBOR for the 2019 floating rate notes.

In January 2014, the Argentinean peso underwent a severe devaluation. In 2013, the Argentinean operations represented 4.6% of our total revenue and 3.6% of our EBITDA, as defined. The 2013 Argentinean full year results were translated at an average rate of 5.4466 Argentinean pesos per US dollar. The 2014 devaluation, and further devaluations in the future, if any, is expected to decrease the company’s net assets in Argentina, with a balancing entry in the equity of the company. The translation of results and cash flows of the company’s Argentinean operations are also expected to be impacted. For our definition of EBITDA, as defined, see “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2013 Compared to the Year Ended 31 December 2012—EBITDA, as defined.”

On 30 October 2013, an interim dividend of EUR 0.60 (USD 0.83) per share was approved by our board of directors. This dividend was paid out on 18 November 2013. On 25 February 2014, in addition to the interim dividend paid on 18 November 2013, a dividend of EUR 1.45 (USD 2.00) per share was proposed by our board of directors, reflecting a total dividend payment for 2013 fiscal year of EUR 2.05 (USD 2.83) per share. If approved, the shares will trade ex-coupon as of 5 May 2014, the Record Date will be 7 May 2014 and dividends will be payable as of 8 May 2014.

ITEM 9.	THE OFFER AND LISTING

A. THE OFFER AND LISTING

Price History of Stock

Ordinary shares listed on Euronext Brussels

The table below shows the quoted high and low closing sales prices in euro on Euronext Brussels for our shares for the indicated periods.

	Per Share
	High	Low
	(in EUR)
Annual
2013	78.66	63.90
2012	69.94	46.35
2011	47.31	35.15
2010	45.84	33.99
2009	36.51	16.50

Quarterly
2013
Fourth Quarter	77.90	70.90
Third Quarter	76.34	66.55
Second Quarter	78.66	65.05
First Quarter	77.25	63.90

2012
Fourth Quarter	69.42	64.26
Third Quarter	69.94	62.52
Second Quarter	61.30	52.77
First Quarter	55.00	46.35

Monthly
2014
February	76.34	69.55
January	77.26	70.97
2013
December	77.38	72.56
November	77.90	75.15
October	76.60	70.90
September	76.34	71.86

ADSs listed on NYSE

On 16 September 2009, we listed 1,608,663,943 ADSs on the NYSE, each of which represents one of our ordinary shares. The table below shows the quoted high and low closing sales prices in USD on NYSE for our shares for the indicated periods.

	Per Share
	High	Low
	(in USD)
Annual
2013	106.46	84.29
2012	90.27	58.92
2011	63.97	49.72

Quarterly
2013
Fourth Quarter	106.46	95.84
Third Quarter	102.57	87.46
Second Quarter	101.84	86.64
First Quarter	99.55	84.29
2012
Fourth Quarter	90.27	81.94
Third Quarter	87.54	76.64
Second Quarter	79.65	65.57
First Quarter	73.48	58.92

Monthly
2014
February	104.61	94.17
January	105.20	95.89
2013
December	106.46	100.21
November	104.83	101.53
October	104.71	95.84
September	102.57	93.35

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

Euronext Brussels

Euronext Brussels is a subsidiary of Euronext N.V., a company organized under the laws of the Netherlands, and holds a national license as the stock exchange operator in Belgium. Euronext N.V. is a pan-European stock exchange, grouping together the Amsterdam, Brussels, Lisbon and Paris stock exchanges and Liffe, London’s derivatives market. The combination of Euronext N.V. with NYSE Group, Inc., a Delaware corporation, was consummated on 4 April 2007 to create NYSE Euronext. The exchanges of NYSE Euronext list a wide variety of securities, including domestic and international equity securities, convertible bonds, warrants, trackers and debt securities, including corporate and government bonds. All of NYSE Euronext’s markets in Europe are subsidiaries of Euronext N.V. On December 20, 2012, NYSE Euronext announced a definitive agreement for IntercontinentalExchange Group to acquire NYSE Euronext in a stock-and-cash transaction. The agreement, which was amended and restated on March 19, 2013, provides for the combination of two leading exchange groups to create a premier global exchange operator diversified across markets including agricultural and energy commodities, credit derivatives, equities and equity derivatives, foreign exchange and interest rates.

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

B. MEMORANDUM AND ARTICLES OF ASSOCIATION AND OTHER SHARE INFORMATION

A copy of our articles of association dated 10 February 2014 has been filed as Exhibit 99.2 to Form 6-K filed by Anheuser-Busch InBev SA/NV on 11 February 2014.

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

Furthermore, holders of bearer shares that would not have been subject to this automatic conversion (that is, bearer shares not held in book-entry form) had to request, in accordance with the modalities provided by the Belgian Law of 14 December 2005 concerning the suppression of bearer securities, at the latest by 31 December 2013, that such shares be converted into registered or dematerialized shares.

In the event that the conversion of the shares has not been requested by the above date, the shares have been automatically converted into dematerialized shares and recorded in our name, with all rights attached to such shares being suspended until their proved owner comes forward and requests that such shares be recorded in his own name. In addition, the Belgian Law of 14 December 2005 provides that, as of 1 January 2015, securities listed on a stock exchange and whose owner remains unknown must be sold by us on a stock exchange in accordance with the modalities provided by such law. We must then deposit (i) the proceeds or (ii) if the securities are not sold before 30 November 2015 at latest, these non-sold securities, with the Belgian Caisse des dépôts et consignations/Deposito-en Consignatiekas, where such proceeds or securities, respectively, may be claimed by their beneficiaries, subject to certain administrative fines being payable by claimants.

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

At our extraordinary shareholders’ meeting held on 28 April 2009, our shareholders authorized our Board, for a period of five years from the date of publication of the changes to the articles of association decided by our shareholders’ meeting on 28 April 2009, to increase our share capital, in one or more transactions, by a number of shares representing no more than 3% of the total number of shares issued and outstanding on 28 April 2009 (which was 1,602,862,013). In accordance with Article 603, indent 1, of the Belgian Companies Code, such increase may not result in the share capital being increased by an amount exceeding the amount of share capital on such date. As of the date of this Form 20-F, the authorized capital had not been used. The authorization will come to an end on 14 May 2014. The proposal of our Board to the shareholders regarding the renewal of the authorization will be disclosed in the convening notice for the annual shareholders meeting to be held on 30 April 2014.

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

Our shareholders’ meeting of 28 April 2009 delegated authority to our Board, for a period of five years from such a date, to acquire our shares up to the maximum number allowed under Article 620, § 1, 2° of the Belgian Companies Code and for a consideration that may not be less than 10% below the lowest closing price in the last 20 stock exchange days preceding the transaction and not more than 10% above the highest closing price in the last 20 stock exchange days preceding the transaction. The authorization will come to an end on 28 April 2014. The proposal of our Board to the shareholders regarding the renewal of the authorization will be disclosed in the convening notice for the annual shareholders meeting to be held on 30 April 2014.

See “Item 16E. Purchases of Equity Securities by the Issuer” for details of our recent share repurchase programs.

Description of the Rights and Benefits Attached to Our Shares

Right to Attend and Vote at Our Shareholders’ Meeting

Annual Shareholders’ Meeting

Our annual shareholders’ meeting shall be held on the last Wednesday of April of each year, at 11:00 a.m., or at any other time, in one of the municipalities (communes/gemeenten) of the Region of Brussels, in Leuven or in Liège, at the place mentioned in the notice. If this date is a legal holiday, the meeting is held on the next business day (excluding Saturday) at the same time. Our annual shareholders’ meeting in 2014 is scheduled to be held on 30 April 2014.

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

Shareholders are allowed to vote in person, by proxy or by mail. Votes by mail must be cast using the form prepared by us and must be received by us no later than the date upon which our shareholders must notify us of their intention to participate in the meeting.

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

As of 31 December 2010, the 2010 Revolving Facility had been fully repaid and USD 8 billion remained available to be drawn. As of 31 December 2010, USD 4.41 billion remained outstanding under the 2010 Term Facility.

Effective 25 July 2011, we amended the 2010 Revolving Facility under the 2010 Senior Facilities Agreement. The termination date of the 2010 Revolving Facility was amended to 25 July 2016. On 5 July 2011, in connection with the amendment, we fully prepaid and terminated the 2010 Term Facility under the 2010 Senior Facilities Agreement. The amendment to the 2010 Revolving Facility is incorporated by reference as Exhibit 4.2 to this Form 20-F. Effective 20 August 2013, we amended the terms of the USD 8.0 billion five-year revolving credit facility extending the provision of USD 7.2 billion to a revised maturity of July 2018. The amendment to the 2010 Revolving Facility is filed as Exhibit 4.2 to this Form 20-F.

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

In 2013, we drew 3.5 billion from the 2010 Revolving Facility and repaid 3.5 billion. As of 31 December 2013, the 2010 Revolving Facility had been fully repaid and USD 8.0 billion remained available to be drawn.

Grupo Modelo Transaction Agreement

On 28 June 2012, we, Anheuser-Busch International Holdings, Inc., a Delaware corporation and predecessor of Anheuser-Busch International Holdings, LLC (“ABI Holdings”), Anheuser-Busch México Holding, S. de R.L. de C.V., a Mexican corporation (“ABI Sub”), Grupo Modelo and Diblo, S.A. de C.V. (“Diblo”), then a subsidiary of Grupo Modelo, entered into a Transaction Agreement (the “Transaction Agreement”).

We agreed to various covenants and agreements in the Transaction Agreement, including, among other things, to (i) preserve Grupo Modelo’s name, its existence and the location of its headquarters in Mexico, (ii) continue to honor its obligations under Grupo Modelo’s collective bargaining agreements, (iii) continue certain indemnification obligations for current and former Grupo Modelo officers and directors, and (iv) provide substantially similar compensation and benefits to Grupo Modelo employees for one year after the closing of the mergers agreed to therein.

In a transaction related to, and following the settlement of, the tender offer for Grupo Modelo contemplated by the Transaction Agreement, select Grupo Modelo shareholders purchased a deferred share entitlement to acquire the equivalent of approximately 23.1 million AB InBev shares, to be delivered within five years, for consideration of approximately USD 1.5 billion. This investment occurred on 5 June 2013. María Asuncion Aramburuzabala and Valentín Diez Morodo have agreed to serve on our Board of Directors for a term of at least four years. They have also agreed to a non-competition provision for three years following the completion of the tender offer for Grupo Modelo.

Crown Imports Membership Interest Purchase Agreement and Brewery Sale and Purchase Agreement

In a sale related to the combination with Grupo Modelo, we, Grupo Modelo and Constellation Brands, Inc. (“Constellation”) announced on 29 June 2012 that Grupo Modelo would sell its existing 50% stake in Crown Imports, the joint venture that imports and markets Grupo Modelo’s brands in the fifty states of the United States, the District of Columbia and Guam, to Constellation for USD 1.85 billion, giving Constellation 100% ownership and control of Crown Imports.

On 14 February 2013, we, Grupo Modelo and Constellation announced a revised agreement that establishes Crown Imports as a fully-owned entity of Constellation, and provides Constellation with independent brewing operations, Grupo Modelo’s full profit stream from all sales in the fifty states of the United States, the District of Columbia and Guam, and rights in perpetuity to certain of the Modelo brands in the United States. We agreed to sell Compañía Cervecera de Coahuila, Grupo Modelo’s state-of-the-art brewery in Piedras Negras, Mexico, and grant perpetual brand licenses to Constellation for USD 2.9 billion, subject to a post-closing adjustment. This price is based on an assumed 2012 EBITDA of USD 310 million earned from manufacturing and licensing the Modelo brands for sale by the Crown Imports joint venture, with an implied multiple of approximately nine times. We and Constellation also agreed to a three-year transition services agreement to ensure the smooth transition of the operation of the Piedras Negras brewery, which is fully self-sufficient, utilizes top-of-the-line technology and was built to be readily expanded to increase production capacity.

On 4 June 2013 we announced the completion of the combination with Grupo Modelo, and on 7 June 2013, Grupo Modelo completed the sale of its business in the fifty states of the United States, the District of Columbia and Guam to Constellation Brands, Inc. for approximately USD 4.75 billion, in aggregate, subject to post-closing adjustment, which will be paid by Constellation no later than 7 June 2014. The post-closing adjustment is approximately USD 558 million.

The license agreement that a subsidiary of Grupo Modelo entered on 7 June 2013, at the closing of the brewery sale and purchase agreement granted to Constellation an irrevocable, exclusive, fully paid-up sub-license to use certain trademarks, recipes, trade secrets, know-how, trade dress, mold designs, patents, copyrights, trade names, and certain other intellectual property rights in connection with the manufacture, bottling and packaging in Mexico (or worldwide under certain circumstances including force majeure events) and importation, distribution, sale, resale, advertisement, promotion and marketing in the fifty states of the United States, the District of Columbia and Guam of Grupo Modelo’s Mexican beer portfolio and certain extension brands. The term of the license agreement is perpetual, and the Grupo Modelo subsidiary has no right to terminate the license agreement notwithstanding any breach of the license agreement by Constellation.

2012 Senior Facilities Agreement

On 20 June 2012, we entered into a USD 14.0 billion Senior Facilities Agreement with a syndicate of eleven banks in connection with the combination with Grupo Modelo. The 2012 Senior Facilities Agreement made the following two facilities available to us, our subsidiaries, Anheuser-Busch InBev Worldwide Inc. and Cobrew NV: (i) “Facility A”, a term facility with a maximum maturity of two years from the funding date for up to USD 6.0 billion principal amount available to be drawn in USD and (ii) “Facility B”, a three-year term facility for up to USD 8.0 billion principal amount available to be drawn in USD. The 2012 Senior Facilities Agreement is filed as Exhibit 4.16 to this Form 20-F.

As of 30 September 2012, the amount of the Facility A was reduced from USD 6.0 billion to USD 5.1 billion and on 31 May 2013 the amount of Facility A was reduced from USD 5.1 billion to USD 0.0 billion. Facility B was drawn for the full USD 8.0 billion principal amount on 3 June 2013 to partially fund the combination with Grupo Modelo. The amount of Facility B was reduced to USD 0.0 billion on 17 June 2013. As of 17 June 2013, we had fully terminated the USD 14.0 billion Senior Facilities Agreement.

Grupo Modelo Settlement Agreement

On 19 April 2013 we, Grupo Modelo, S.A.B. de C.V., Constellation Brands, Inc. and Crown Imports LLC, reached a final agreement with the U.S. Department of Justice on the terms of a settlement of the Department of Justice’s litigation challenging our acquisition of Grupo Modelo. The parties to the settlement jointly approached the U.S. District Court for the District of Columbia with the terms of a proposed final judgment, fully resolving the Department of Justice’s claims in its litigation challenging our proposed acquisition of the remaining stake in Grupo Modelo that we did not already own. The settlement required the divestiture to Constellation Brands, Inc. of Grupo Modelo’s brewery in Piedras Negras, Mexico and Grupo Modelo’s 50% stake in Crown Imports LLC, as well as the grant of perpetual brand licenses to Constellation Brands, Inc. On 22 April 2013, the Court signed a stipulation and order between us, Grupo Modelo, Constellation Brands, Inc. and the Department of Justice, which required the parties to comply with the proposed final judgment pending final approval by the Court and allowed the parties to complete the pending transactions. The final judgment was subsequently approved by the Court in October 2013.

Under the terms of the stipulation order and final judgment, (i) Constellation Brands, Inc. was joined as a party to the action for the purposes of settlement and for the entry of a final judgment, (ii) we and Modelo agreed to the prompt and certain divestiture of certain rights and assets held by them, (iii) we and Constellation Brands, Inc. agreed to amend certain agreements that were executed in connection with the acquisition of the equity interest in Crown Imports LLC and the brewery, (iv) Constellation Brands, Inc. is obligated to build-out and expand the Brewery to a nominal capacity of at least 20 million hectoliters of packaged beer annually by 31 December 2016, and to use its best efforts to achieve certain construction milestones by specified dates, (v) the United States has approval rights, in its sole discretion, for amendments or modifications to the agreements between us and Constellation Brands, Inc., and (vi) the United States has a right of approval, in its sole discretion, of any extension beyond three years of the term of the interim supply agreement, which was executed by us and Constellation Brands, Inc. at the closing of the acquisition.

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

If we redeem our own shares or ADSs, the redemption distribution (after deduction of the portion of fiscal capital represented by our redeemed shares or ADSs) will be treated as a dividend, which in certain circumstances may be subject to a withholding tax of 25%, subject to such relief as may be available under applicable domestic or tax treaty provisions. No withholding tax will be triggered if such redemption is carried out on a stock exchange and meets certain conditions. In case of our liquidation, any amounts distributed in excess of the fiscal capital will be subject to a 10% withholding tax, subject to such relief as may be available under applicable domestic or tax treaty provisions. However, this withholding tax will increase from 10% to 25% as from 1 October 2014.

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

Withholding tax is also not applicable, pursuant to Belgian domestic tax law, on dividends paid to a U.S. pension fund which satisfies the following conditions: (i) to be a legal entity with fiscal residence in the United States; (ii) whose corporate purpose consists solely in managing and investing funds collected in order to pay legal or complementary pensions; (iii) whose activity is limited to the investment of funds collected in the exercise of its statutory mission, without any profit making aim; (iv) which is exempt from income tax in the United States; and (v) provided that it is not contractually obligated to redistribute the dividends to any ultimate beneficiary of such dividends for whom it would manage the shares or ADSs, nor obligated to pay a manufactured dividend with respect to the shares or ADSs under a securities borrowing transaction. The exemption will only apply if the U.S. pension fund provides a certificate confirming that it is the full legal owner or usufruct holder of the shares or ADSs and that the above conditions are satisfied. The organization must then forward that certificate to us or our paying agent.

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

Belgian Tax on Stock Exchange Transactions

A stock market tax is normally levied on the purchase and the sale and on any other acquisition and transfer for consideration in Belgium of our existing shares or ADSs through a professional intermediary established in Belgium on the secondary market (so-called “secondary market transactions”). The applicable rate amounts to 0.25% of the consideration paid, but with a cap of EUR 740 (USD 1,021) per transaction and per party. Under current Belgian tax law, this rate and this cap will reduce to 0.22% and EUR 650 (USD 896), respectively, for transactions occurring from 1 January 2015.

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

We also make available on our website, free of charge, our annual reports on Form 20-F, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is http://www.ab-inbev.com. The information on our website is not incorporated by reference in this document.

We have filed our amended and restated articles of association and all other deeds that are to be published in the annexes to the Belgian State Gazette with the clerk’s office of the Commercial Court of Brussels (Belgium), where they are available to the public. A copy of the articles of association dated 10 February 2014 has been filed as Exhibit 99.2 to Form 6-K filed on 11 February 2014, and is also available on our website under http://www.ab-inbev.com/go/corporate_governance/bylaws.cfm.

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

Market Risk, Hedging and Financial Instruments

Our activities expose us to a variety of financial risks: market risk (including currency risk, fair value interest risk, cash flow interest risk, commodity risk and equity risk), credit risk and liquidity risk. We analyze each of these risks individually as well as on an interconnected basis, and define strategies to manage the economic impact on our performance in line with our financial risk management policy. Management meets on a frequent basis and is responsible for reviewing the results of the risk assessment, approving recommended risk management strategies, monitoring compliance with the financial risk management policy and reporting to the Finance Committee of our Board.

Some of our risk management strategies include the usage of derivatives. The main derivative instruments used are foreign currency rate agreements, exchange traded foreign currency futures and options, interest rate swaps and forwards, cross currency interest rate swaps, exchange traded interest rate futures, commodity swaps, exchange traded commodity futures and equity swaps. We do not, as a matter of policy, make use of derivative financial instruments in the context of speculative trading.

Financial markets experienced significant volatility over the past years, which we have addressed and are continuing to address through our existing risk management policies.

Please refer to note 29 to our audited consolidated financial statements as of 31 December 2013 and 2012, and for the three years ended 31 December 2013 for a fuller quantitative and qualitative discussion on the market risks to which we are subject and our policies with respect to managing those risks.

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

As of 31 December 2013, we have substantially locked in our anticipated transactional exposure for 2014 for the most important currency pairs such as USD/Brazilian real, USD/Mexican peso and USD/Argentinean peso. Some exposures in certain Eastern European countries had been either mostly or partially covered due to the fact that hedging can be limited in such countries as the local foreign exchange market prevents us from hedging at a reasonable cost. Open positions can also be the result of our risk management policy.

We have performed analyses in relation to our foreign currency transaction exposures using a currency sensitivity model that identified varying ranges of possible closing rates for 2013, factoring in the possible volatility in those exchange rates (see note 29 to our audited consolidated financial statements as of 31 December 2013 and 2012, and for the three years ended 31 December 2013). Based on such analysis, we estimate that if certain currencies had weakened or strengthened against the U.S. dollar or euro during 2013, our 2013 profit before taxes would have been USD 19 million higher or lower, respectively, while the pre-tax translation reserves in equity would have been USD 427 million higher or lower, respectively.

Foreign exchange rates have been subject to significant volatility in the recent past and may be again in the future. See note 29 to our audited consolidated financial statements as of 31 December 2013 and 2012, and for the three years ended 31 December 2013 for details of the above sensitivity analyses, a fuller quantitative and qualitative discussion on the foreign currency risks to which we are subject and our policies with respect to managing those risks.

Interest Rate Risk

We are exposed to interest rate risk on our variable-rate interest-bearing financial liabilities. As of 31 December 2013, after certain hedging and fair value adjustments, USD 4.4 billion, or 8.9%, of our interest-bearing financial liabilities (which include loans, borrowings and bank overdrafts) bore a variable interest rate. We apply a dynamic interest rate hedging approach where the target mix between fixed and floating rate is reviewed periodically. The purpose of our policy is to achieve an optimal balance between cost of funding and volatility of financial results, while taking into account market conditions as well as our overall business strategy. From time to time, we enter into interest rate swap agreements and forward rate agreements to manage our interest rate risk, and also enter into cross-currency interest rate swap agreements to manage both our foreign currency risk and interest rate risk.

We have performed sensitivity analyses in relation to our interest-bearing financial liabilities and assets that bear a variable rate of interest, factoring in a range of possible volatilities in the different markets where we hold such instruments (see note 29 to our audited consolidated financial statements as of 31 December 2013 and 2012, and for the three years ended 31 December 2013). We have estimated that a change in market interest rates based on the range of volatilities considered in our analysis could have impacted our 2013 interest expense by plus or minus USD 13 million in relation to our floating rate debt. Such increase or decrease would be more than offset by an USD 82 million decrease or increase in interest income on our interest-bearing financial assets.

Interest rates have been subject to significant volatility in the recent past and may be again in the future. See note 29 to our audited consolidated financial statements as of 31 December 2013 and 2012, and for the three years ended 31 December 2013 for details of the above sensitivity analyses, a fuller quantitative and qualitative discussion on the interest rate risks to which we are subject and our policies with respect to managing those risks.

Commodity Price Risk

We have significant exposures to the following commodities: aluminum, barley, corn grits, coal, corn syrup, corrugated cardboard, fuel oil, glass, hops, labels, malt, natural gas, orange juice, rice, steel and wheat. The commodity markets have experienced and are expected to continue to experience price fluctuation in the future. We therefore use both fixed-price purchasing contracts and commodity derivatives to minimize exposure to commodity price volatility, such as for aluminum.

As of 31 December 2013, we had the following commodity derivatives outstanding, by maturity:

	Notional				Fair Value(1)
Commodities	<1 year	1-5 years	>5 years	Total
Aluminum swaps	1,383	327	—	1,710	(89)
Other commodity derivatives	992	293	—	1,285	(60)

Note:

(1)	Represents the excess of assets over liabilities as of 31 December 2013.

These hedges are designated in a cash flow hedge accounting relationship in accordance with IAS 39.

See note 29 to our audited consolidated financial statements as of 31 December 2013 and 2012, and for the three years ended 31 December 2013 for a fuller quantitative and qualitative discussion on the commodity risks that we are subjected to, and our policies with respect to managing those risks.

Other Risks

See note 29 to our audited consolidated financial statements as of 31 December 2013 and 2012, and for the three years ended 31 December 2013 for a fuller quantitative and qualitative discussion on the equity, credit and liquidity risks to which we are subject and our policies with respect to managing those risks.

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

Fees and Expenses payable by holders

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

Persons depositing or withdrawing shares or ADS holders must pay:	For:
The greater of (a) $.02 (or less) per ADS and (b) 6% of the cash distribution amount per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities to holders of deposited securities by the depositary to ADS holders

$.02 (or less) per ADSs per calendar year	Depositary services. The combined fee for depositary services and cash distribution fees will not exceed $0.02 per ADS for any year

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges that the depositary or the custodian has to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Telex or facsimile charges provided for in the deposit agreement	Expenses for depositary services

Any unavoidable charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

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

Fees payable by the depositary

For the year ended 31 December 2013, the depositary reimbursed us for expenses we incurred, or paid amounts on our behalf to third parties in connection with the ADS program for a total sum of USD 9,081,413.71.

Expenses the depositary reimbursed us	Amount (in USD)
Maintenance expenses	$9,081,413.71

Total	$9,081,413.71

The depositary has also agreed to waive fees for standard costs associated with the administration of the program and has paid certain expenses directly to third parties on our behalf. The table below sets forth those expenses that the depositary paid directly to third parties for the year ended 31 December 2013.

Expenses the depositary paid to third parties on our behalf	Amount (in USD)
Annual stock exchange listing fees	$0.00
Standard out-of-pocket maintenance costs	$136,185.45

Total	$136,185.45

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial & Technology Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of 31 December 2013. While there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures, our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Based upon our evaluation, as of 31 December 2013, the Chief Executive Officer and Chief Financial & Technology Officer have concluded that the disclosure controls and procedures, in accordance with Exchange Act Rule 13a-15(e), (i) are effective at that level of reasonable assurance in ensuring that information required to be disclosed in the reports that are filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and (ii) are effective at that level of reasonable assurance in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the management of our company, including the Chief Executive Officer and the Chief Financial & Technology Officer, to allow timely decisions regarding required disclosure.

Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed, under the supervision of the Chief Executive Officer and Chief Financial & Technology Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with generally accepted accounting principles.

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

Our management has assessed the effectiveness of internal control over financial reporting based on the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 1992. Based on this assessment, our management has concluded that our internal control over financial reporting as of 31 December 2013 was effective.

Our management has excluded Grupo Modelo from its assessment of internal control over financial reporting as of 31 December 2013 as the combination with Grupo Modelo occurred during 2013. As a result, our independent registered public accounting firm has also excluded Grupo Modelo from the audit of the effectiveness of internal control over financial reporting. As of 31 December 2013, we owned approximately 96% of Grupo Modelo’s outstanding shares; Grupo Modelo’s total segment assets and total revenues represent 21.4% and 6.4%, respectively, of our consolidated total assets and consolidated revenues as of and for the year ended 31 December 2013.

The effectiveness of internal control over financial reporting as of 31 December 2013 has been audited by PricewaterhouseCoopers Bedrijfsrevisoren BCVBA (“PricewaterhouseCoopers Bedrijfsrevisoren”), our independent registered public accounting firm, as represented by Yves Vandenplas. Their audit report, including their opinion on management’s assessment of internal control over financial reporting, is included in our audited consolidated financial statements included in this Form 20-F.

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

PricewaterhouseCoopers Bedrijfsrevisoren acted as our independent auditor for the fiscal years ended 31 December 2013 and 2012. The table below sets forth the total amount billed to us by PricewaterhouseCoopers Bedrijfsrevisoren for services performed in 2013 and 2012, and breaks down these amounts by category of service:

	2013	2012
	(USD thousand)
Audit Fees	13,668	8,277
Audit-Related Fees	1,437	359
Tax Fees	6,540	5,691
All Other Fees	104	337

Total	21,749	14,664

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

Tax Fees

Tax fees in 2013 were primarily related to expat services, tax planning and services related to due diligence work, and tax fees in 2012 were primarily related to services incurred in connection with expat services and services related to due diligence work.

All Other Fees

All other fees in 2013 primarily related to the development of the global scorecard and other services, and in 2012 primarily related to due diligence and internal control framework.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER

There are no outstanding buy-back programs of our shares.

The following table sets forth certain information related to purchases made by the AB InBev Group of our shares or ADSs:

	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
	(number of shares)	(USD)	(number of shares)	(USD million)
1 January 2013 – 31 January 2013	4,123	(1)
1 February 2013 – 28 February 2013	166	(1)
1 March 2013 – 31 March 2013	—
1 April 2013 – 30 April 2013	499	(1)
1 May 2013 – 31 May 2013	658	(1)
1 June 2013 – 30 June 2013	665	(1)
1 July 2013 – 31 July 2013	—
1 August 2013 – 31 August 2013	—
1 September 2013 – 30 September 2013	—
1 October 2013 – 31 October 2013	—
1 November 2013 – 30 November 2013	—
1 December 2013 – 31 December 2013	—
Total	6,111

Note:

(1)	Under certain of our share-based compensation plans, shares are granted to employees at a discount. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share-Based Payment Plans” The discount is granted in the form of additional shares, and if such employees leave the AB InBev Group prior to the end of the applicable vesting period, we take back the shares representing the discount. Technically, all of the “discount” shares are repurchased from the employee by our subsidiary, Brandbrew, for an aggregate price of EUR 1, or USD 1 if the individual is located in the United States.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

Under the NYSE listing standards, a majority of the directors of a listed U.S. company are required to be independent, while in Belgium, only three directors need to be independent. As of 31 December 2013, our Board of

Directors comprised three independent directors and eight non-independent directors. None of the eight non-independent directors serve as part of our management, and these eight directors are deemed not to be “independent” under the NYSE listing standards solely because they serve as directors of our majority shareholder, Stichting Anheuser-Busch InBev.

The NYSE rules further require that the audit, nominating and compensation committees of a listed U.S. company be composed entirely of independent directors, including that there be a minimum of three members on the audit committee. The Belgian Corporate Governance Code recommends only that a majority of the directors on each of these committees meet the technical requirements for independence under Belgian corporate law. As of 1 January 2014, all voting members of the Audit Committee are independent under the NYSE rules and Rule 10A-3 of the Securities Exchange Act of 1934. However, four of the five directors on our Nomination Committee and one of the three directors on our Remuneration Committee would not meet the NYSE independence requirements. As the Nomination Committee and Remuneration Committee are composed exclusively of non-executive directors who are independent of management and free from any business relationship that could materially interfere with the exercise of their independent judgment, we consider that the composition of these committees achieves the Belgian Corporate Governance Code’s aim of avoiding potential conflicts of interest.

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

ITEM 19.	EXHIBITS

1.1	Consolidated Articles of Association of Anheuser-Busch InBev SA/NV, dated as of 10 February 2014 (English-language translation) (incorporated by reference to Exhibit 99.2 to Form 6-K filed by Anheuser-Busch InBev SA/NV on 11 February 2014).

2.1	Indenture, dated as of 16 October 2009, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, Brandbrew S.A., Cobrew NV/SA and Anheuser Busch Companies, LLC and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”) (incorporated by reference to Exhibit 4.1 to Form F-4 (File No. 333-163464) filed by Anheuser-Busch InBev SA/NV on 3 December 2009).

2.2	Fifth Supplemental Indenture, dated as of 27 November 2009, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors named therein, and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.6 to Form F-4 (File No. 333-163464) filed by Anheuser-Busch InBev SA/NV on 3 December 2009).

2.3	Tenth Supplemental Indenture, dated as of 7 April 2010, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors named therein, and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 2.3 to Form 20-F (File No. 001-34455) filed by Anheuser-Busch InBev SA/NV on 13 April 2011).

2.4	Twenty-Fourth Supplemental Indenture, dated as of 6 October 2011, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors named therein, and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.2 to Form F-3/A (File No. 333-169514) filed by Anheuser-Busch InBev SA/NV on 7 October 2011).

2.5	Twenty-Ninth Supplemental Indenture, dated as of 20 December 2012, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev NV/SA, the Subsidiary Guarantors party thereto from time to time and The Bank of New York Mellon Trust Company, N.A., Trustee (incorporated by reference to Exhibit 4.2 to Form F-3/A (File No. 333-169514) filed by Anheuser-Busch InBev SA/NV on 21 December 2012).

2.6	Indenture, dated as of 17 January 2013, among Anheuser-Busch InBev Finance Inc., Anheuser-Busch InBev SA/NV, Brandbrew S.A., Cobrew NV/SA, Anheuser-Busch InBev Worldwide Inc. and Anheuser Busch Companies, LLC and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”) (incorporated by reference to Exhibit 2.5 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 25 March 2013).

3.1	Amended and Restated Anheuser-Busch InBev Shareholders Agreement (formerly InBev Shareholders Agreement and Interbrew Shareholders Agreement) dated 9 September 2009 among BRC S.à.R.L, Eugénie Patri Sébastien S.A. (formerly Eugénie Patri Sébastien SCA), Stichting Anheuser-Busch InBev (formerly Stichting InBev and Stichting Interbrew) and Rayvax Société d’Investissement NV/SA (incorporated by reference to Exhibit 3.1 to Form 20-F (File No. 001-36455) filed by Anheuser-Busch InBev SA/NV on 14 September 2009).

3.2	Voting Agreement between Stichting Anheuser-Busch InBev, Fonds InBev-Baillet Latour SPRL and Fonds Voorzitter Verhelst SPRL, dated 17 October 2008 (incorporated by reference to Exhibit 3.2 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 14 September 2009).

4.1	2010 Senior Facilities Agreement for Anheuser-Busch InBev SA/NV and Anheuser-Busch InBev Worldwide Inc., dated 26 February 2010 (incorporated by reference to Exhibit 4.2 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 15 April 2010).*

4.2	Letter of Amendment dated 23 June 2011 amending the 2010 Senior Facilities Agreement dated 26 February 2010 (incorporated by reference to Exhibit 4.2 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 13 April 2012).*

4.3	Share-Based Compensation Plan Relating to Shares of Anheuser-Busch InBev (incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-172069) filed by Anheuser-Busch InBev SA/NV on 4 February 2011).

4.4	Share-Based Compensation Plan Relating to American Depositary Shares of Anheuser-Busch InBev (incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-172069) filed by Anheuser-Busch InBev SA/NV on 4 February 2011).

4.5	Long-Term Incentive Plan Relating to Shares of Anheuser-Busch InBev (most recent version is incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-192806) filed by Anheuser-Busch InBev SA/NV on 13 December 2013).

4.6	Long-Term Incentive Plan Relating to American Depositary Shares of Anheuser-Busch InBev (most recent version is incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-192806) filed by Anheuser-Busch InBev SA/NV on 13 December 2013).

4.7	Exceptional Incentive Restricted Stock Units Programme (most recent version is incorporated by reference to Exhibit 4.1 to Post-Effective Amendment No. 2 to Form S-8 (File No. 333-171231) filed by Anheuser-Busch InBev SA/NV on 10 May 2013).

4.8	Discretionary Restricted Stock Units Programme (incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-169272) filed by Anheuser-Busch InBev SA/NV on 8 September 2010).

4.9	Terms and Conditions of Anheuser-Busch InBev SA/NV Stock Option Plan – Stock Options Grant of 18 December 2009 (incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-165065) filed by Anheuser-Busch InBev SA/NV on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by Anheuser-Busch InBev SA/NV on 4 February 2011).

4.10	Anheuser-Busch InBev SA/NV Long-Term Incentive Plan – Stock Options Grant of 18 December 2009 (incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-165065) filed by Anheuser-Busch InBev SA/NV on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by Anheuser-Busch InBev SA/NV on 4 February 2011).

4.11	Forms of Stock Option Plan underlying the Dividend Waiver and Exchange Program (incorporated by reference to Exhibit 4.5 to Form S-8 (File No. 333-165065) filed by Anheuser-Busch InBev SA/NV on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by Anheuser-Busch InBev SA/NV on 4 February 2011).

4.12	Share-Based Compensation Plan March 2010 (incorporated by reference to Exhibit 4.6 to Form S-8 (File No. 333-165065) filed by Anheuser-Busch InBev SA/NV on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by Anheuser-Busch InBev SA/NV on 4 February 2011).

4.13	Share-Based Compensation Plan March 2010 for EBM, GHQ & NY (incorporated by reference to Exhibit 4.7 to Form S-8 filed by Anheuser-Busch InBev SA/NV on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by Anheuser-Busch InBev SA/NV on 4 February 2011).

4.14	2012 Senior Facilities Agreement for Anheuser-Busch InBev SA/NV, Anheuser-Busch InBev Worldwide Inc. and Cobrew NV, dated 20 June 2012 (incorporated by reference to Exhibit 4.14 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 25 March 2013).*

4.15	Transaction Agreement by and among Grupo Modelo, S.A.B. de C.V., Diblo, S.A. de C.V., Anheuser-Busch InBev SA/NV, Anheuser-Busch International Holdings, Inc. and Anheuser-Busch México Holdings, S. de R.L. de C.V., dated as of 28 June 2012 (incorporated by reference to Exhibit 99.1 to Form 6-K filed by Anheuser-Busch InBev SA/NV on 2 July 2012).

4.16	Amended and restated Membership Interest Purchase Agreement, dated 13 February 2013, among Constellation Beers Ltd., Constellation Brands Beach Holdings, Inc., Constellation Brands, Inc. and Anheuser-Busch InBev SA/NV (incorporated by reference to Exhibit 4.16 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 25 March 2013).

4.17	Stock Purchase Agreement between Anheuser-Busch InBev SA/NV and Constellation Brands, Inc. dated 13 February 2012 (incorporated by reference to Exhibit 4.17 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 25 March 2013).*

4.18	Final Judgment of the United States District Court for the District of Columbia entered into on 21 October 2013 outlining the Grupo Modelo settlement.

4.19	First Amendment to Amended and Restated Membership Interest Purchase Agreement, dated as of 19 April 2013, among Anheuser-Busch SA/NV, Constellation Beers Ltd., Constellation Brands Beach Holdings, Inc. and Constellation Brands, Inc., as part of the Grupo Modelo settlement agreement.

4.20	First Amendment to Stock Purchase Agreement dated as 19 April 2013, between Anheuser-Busch InBev SA/NV and Constellation Brands, Inc., as part of the Grupo Modelo settlement agreement.*

6.1	Description of earnings per share (included in note 23 to our audited consolidated financial statements included in this Form 20-F).

7.1	Description of ratios.

8.1	List of significant subsidiaries (included in note 36 to our audited consolidated financial statements included in this Form 20-F).

11.1	Anheuser-Busch InBev Code of Business Conduct, dated as of January 2014.

11.2	Anheuser-Busch InBev Code of Dealing, dated as of February 2010 (incorporated by reference to Exhibit 11.2 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 13 April 2012).

12.1	Principal Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Principal Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Principal Executive Officer and Principal Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of PricewaterhouseCoopers Bedrijfsrevisoren BCVBA.

Note:

*	Certain terms are omitted pursuant to a request for confidential treatment.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Anheuser-Busch InBev SA/NV
(Registrant)

Date: 24 March 2014	By:	/s/ Sabine Chalmers
	Name:	Sabine Chalmers
	Title:	Chief Legal and Corporate Affairs Officer

AB INBEV GROUP AUDITED CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors and Shareholders of Anheuser-Busch InBev SA/NV

Report of Independent Registered Public Accounting Firm

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Anheuser-Busch InBev SA/NV and its subsidiaries at 31 December 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s annual report on internal control over financial reporting” as set out in Part II - Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

As described in “Management’s annual report on internal control over financial reporting” as set out in part II - Item 15, management has excluded Grupo Modelo from its assessment of internal control over financial reporting as of 31 December 2013 as the combination with Grupo Modelo occurred during 2013. We have also excluded Grupo Modelo from our audit of internal control over financial reporting. As of 31 December 2013, the Company owned approximately 96% of Grupo Modelo’s outstanding shares; Grupo Modelo’s total segment assets and total revenues represent 21,4% and 6,4%, respectively, of the related consolidated total assets and consolidated revenues as of and for the year ended 31 December 2013.

Sint-Stevens-Woluwe, 21 March 2014

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

Maatschappelijke zetel/Siège social: Woluwe Garden, Woluwedal 18, B-1932 Sint-Stevens-Woluwe

T: +32 (0)2 710 4211, F: +32 (0)2 710 4299, www.pwc.com

BTW/TVA BE 0429.501.944 / RPR Brussel - RPM Bruxelles / ING BE43 3101 3811 9501 - BIC BBRUBEBB /

RBS BE89 7205 4043 3185 - BIC ABNABEBR

Consolidated financial statements

Consolidated income statement

For the year ended 31 December Million US dollar, except earnings per shares in US dollar	Notes	2013	2012[1]	2011[1]
Revenue		43 195	39 758	39 046
Cost of sales		(17 594)	(16 422)	(16 610)
Gross profit		25 601	23 336	22 436

Distribution expenses		(4 061)	(3 787)	(3 315)
Sales and marketing expenses		(5 958)	(5 254)	(5 133)
Administrative expenses		(2 539)	(2 200)	(2 057)
Other operating income/(expenses)	7	1 160	684	694
Restructuring (including impairment losses)	8	(118)	(36)	(352)
Business and asset disposal (including impairment losses)	8	30	58	78
Acquisition costs business combinations	8	(82)	(54)	(5)
Fair value adjustments		6 410	—
Profit from operations		20 443	12 747	12 346

Finance cost	11	(3 047)	(2 710)	(3 722)
Finance income	11	844	344	438
Net finance cost		(2 203)	(2 366)	(3 284)

Share of result of associates	16	294	624	623
Profit before tax		18 534	11 005	9 685

Income tax expense	12	(2 016)	(1 680)	(1 826)
Profit		16 518	9 325	7 859

Attributable to:
Equity holders of AB InBev		14 394	7 160	5 779
Non-controlling interest		2 124	2 165	2 080

Basic earnings per share	23	8.90	4.48	3.62
Diluted earnings per share	23	8.72	4.40	3.58

[1]	2012 and 2011 as Reported, adjusted to reflect the effects of retrospective application on the revised IAS 19 Employee Benefits (see Note 3 Summary of significant accounting policies).

Consolidated statement of comprehensive income

For the year ended 31 December Million US dollar	2013	2012[1]	2011[1]
Profit	16 518	9 325	7 859

Other comprehensive income: Items that will not be reclassified to profit or loss:
Re-measurements of post-employment benefits	503	(270)	(563)

	503	(270)	(563)
Other comprehensive income: Items that may be reclassified subsequently to profit or loss:
Translation reserves (gains/(losses))
Exchange differences on translation of foreign operations	(3 500)	(764)	(1 037)
Effective portion of changes in fair value of net investment hedges	(66)	(104)	(229)
Cash flow hedges
Recognized in equity	579	123	25
Removed from equity and included in profit or loss	(36)	(6)	77
Share of other comprehensive results of associates	(67)	475	(820)

	(3 090)	(276)	(1 984)
Other comprehensive income, net of tax	(2 587)	(546)	(2 547)

Total comprehensive income	13 931	8 779	5 312

Attributable to:
Equity holders of AB InBev	12 285	6 724	3 660
Non-controlling interest	1 646	2 055	1 652

The accompanying notes are an integral part of these consolidated financial statements.

[1]	2012 and 2011 as Reported, adjusted to reflect the effects of retrospective application on the revised IAS 19 Employee Benefits (see Note 3 Summary of significant accounting policies).

Consolidated statement of financial position

As at Million US dollar	Notes	31 December 2013	31 December 2012[1]	1 January 2012[1]
ASSETS
Non-current assets
Property, plant and equipment	13	20 889	16 461	16 022
Goodwill	14	69 927	51 766	51 302
Intangible assets	15	29 338	24 371	23 818
Investments in associates	16	187	7 090	6 696
Investment securities	17	193	256	244
Deferred tax assets	18	1 180	807	673
Employee benefits	25	10	12	10
Trade and other receivables	20	1 252	1 228	1 339

		122 976	101 991	100 104

Current assets
Investment securities	17	123	6 827	103
Inventories	19	2 950	2 500	2 466
Income tax receivable		332	195	312
Trade and other receivables	20	5 362	4 023	4 121
Cash and cash equivalents	21	9 839	7 051	5 320
Assets held for sale	22	84	34	1

		18 690	20 630	12 323

Total assets		141 666	122 621	112 427

EQUITY AND LIABILITIES
Equity
Issued capital	23	1 735	1 734	1 734
Share premium		17 608	17 574	17 557
Reserves		18	327	469
Retained earnings		31 004	21 519	17 744

Equity attributable to equity holders of AB InBev		50 365	41 154	37 504
Non-controlling interest		4 943	4 299	3 552

		55 308	45 453	41 056
Non-current liabilities
Interest-bearing loans and borrowings	24	41 274	38 951	34 598
Employee benefits	25	2 862	3 687	3 428
Deferred tax liabilities	18	12 841	11 168	11 279
Trade and other payables	28	3 222	2 313	1 548
Provisions	27	532	641	874

		60 731	56 760	51 727
Current liabilities
Bank overdrafts	21	6	—	8
Interest-bearing loans and borrowings	24	7 846	5 390	5 559
Income tax payable		1 105	543	499
Trade and other payables	28	16 474	14 295	13 337
Provisions	27	196	180	241

		25 627	20 408	19 644

Total equity and liabilities		141 666	122 621	112 427

The accompanying notes are an integral part of these consolidated financial statements.

[1]	2012 and 2011 as Reported, adjusted to reflect the effects of retrospective application on the revised IAS 19 Employee Benefits (see Note 3 Summary of significant accounting policies).

Consolidated statement of changes in equity

	Attributable to equity holders of AB InBev[1]
Million US dollar	Issued capital	Share premium	Treasury shares	Share- based payment reserves	Translation reserves	Hedging reserves	Re-measurements of post-employment benefits	Deferred share instrument	Retained earnings	Total	Non- controlling interest	Total equity
As per 1 January 2011	1 733	17 535	(1 233)	379	4 182	(306)	(687)	—	13 656	35 259	3 540	38 799
Profit	—	—	—	—	—	—	—	—	5 779	5 779	2 080	7 859
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	—	—	—	—	(944)	—	—	—	—	(944)	(322)	(1 266)
Cash flow hedges	—	—	—	—	—	118	—	—	—	118	(16)	102
Re-measurements of post-employment benefits	—	—	—	—	—	—	(473)	—	—	(473)	(90)	(563)
Share of other comprehensive results of associates	—	—	—	—	(820)	—	—	—	—	(820)	—	(820)
Total comprehensive income	—	—	—	—	(1 764)	118	(473)	—	5 779	3 660	1 652	5 312
Shares issued	1	22	—	—	—	—	—	—	—	23	—	23
Dividends	—	—	—	—	—	—	—	—	(1 686)	(1 686)	(1 742)	(3 428)
Treasury shares	—	—	96	—	—	—	—	—	—	96	(10)	86
Share-based payments	—	—	—	157	—	—	—	—	—	157	18	175
Scope and other changes	—	—	—	—	—	—	—	—	(5)	(5)	94	89

As per 31 December 2011	1 734	17 557	(1 137)	536	2 418	(188)	(1 160)	—	17 744	37 504	3 552	41 056

	Attributable to equity holders of AB InBev[1]
Million US dollar	Issued capital	Share premium	Treasury shares	Share- based payment reserves	Translation reserves	Hedging reserves	Re-measurements of post-employment benefits	Deferred share instrument	Retained earnings	Total	Non- controlling interest	Total equity
As per 1 January 2012	1 734	17 557	(1 137)	536	2 418	(188)	(1 160)	—	17 744	37 504	3 552	41 056
Profit	—	—	—	—	—	—	—	—	7 160	7 160	2 165	9 325
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	—	—	—	—	(746)	—	—	—	—	(746)	(122)	(868)
Cash flow hedges	—	—	—	—	—	109	—	—	—	109	8	117
Re-measurements of post-employment benefits	—	—	—	—	—	—	(274)	—	—	(274)	4	(270)
Share of other comprehensive results of associates	—	—	—	—	475	—	—	—	—	475	—	475
Total comprehensive income	—	—	—	—	(271)	109	(274)	—	7 160	6 724	2 055	8 779
Shares issued	—	17	—	—	—	—	—	—	—	17	—	17
Dividends	—	—	—	—	—	—	—	—	(2705)	(2 705)	(1 406)	(4 111)
Treasury shares	—	—	137	—	—	—	—	—	(56)	81	(7)	74
Share-based payments	—	—	—	157	—	—	—	—	—	157	18	175
Scope and other changes	—	—	—	—	—	—	—	—	(624)	(624)	87	(537)

As per 31 December 2012	1 734	17 574	(1 000)	693	2 147	(79)	(1 434)	—	21 519	41 154	4 299	45 453

[1]	2012 and 2011 as Reported, adjusted to reflect the effects of retrospective application on the revised IAS 19 Employee Benefits (see Note 3 Summary of significant accounting policies).

	Attributable to equity holders of AB InBev[1]
Million US dollar	Issued capital	Share premium	Treasury shares	Share- based payment reserves	Translation reserves	Hedging reserves	Re-measurements of post-employment benefits	Deferred share instrument	Retained earnings	Total	Non- controlling interest	Total equity
As per 1 January 2013	1 734	17 574	(1 000)	693	2 147	(79)	(1 434)	—	21 519	41 154	4 299	45 453
Profit	—	—	—	—	—	—	—	—	14 394	14 394	2 124	16 518
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	—	—	—	—	(3 042)	—	—	—	—	(3 042)	(524)	(3 566)
Cash flow hedges	—	—	—	—	—	534	—	—	—	534	9	543
Re-measurements of post-employment benefits	—	—	—	—	—	—	466	—	—	466	37	503
Share of other comprehensive results of associates	—	—	—	—	(67)	—	—	—	—	(67)	—	(67)
Total comprehensive income	—	—	—	—	(3 109)	534	466	—	14 394	12 285	1 646	13 931
Shares issued	1	34	—	—	—	—	—	1 500	—	1 535	—	1 535
Dividends	—	—	—	—	—	—	—	(18)	(4 788)	(4 806)	(1 019)	(5 825)
Treasury shares	—	—	126	—	—	—	—	—	—	126	—	126
Share-based payments	—	—	—	192	—	—	—	—	—	192	23	215
Scope and other changes	—	—	—	—	—	—	—	—	(121)	(121)	(6)	(127)

As per 31 December 2013	1 735	17 608	(874)	885	(962)	455	(968)	1 482	31 004	50 365	4 943	55 308

The accompanying notes are an integral part of these consolidated financial statements.

[1]	2012 and 2011 as Reported, adjusted to reflect the effects of retrospective application on the revised IAS 19 Employee Benefits (see Note 3 Summary of significant accounting policies).

Consolidated cash flow statement

For the year ended 31 December Million US dollar	Notes	2013	2012[1]	2011[1]
OPERATING ACTIVITIES
Profit		16 518	9 325	7 859
Depreciation, amortization and impairment	10	2 985	2 747	2 783
Impairment losses on receivables, inventories and other assets		91	106	47
Additions/(reversals) in provisions and employee benefits		109	(14)	294
Net finance cost	11	2 203	2 366	3 284
Loss/(gain) on sale of property, plant and equipment and intangible assets		(25)	(68)	(39)
Loss/(gain) on sale of subsidiaries, associates and assets held for sale		(85)	(19)	(71)
Revaluation of initial investment in Grupo Modelo	6	(6 415)	—	—
Equity-settled share-based payment expense	26	240	201	203
Income tax expense	12	2 016	1 680	1 826
Other non-cash items included in the profit		(105)	28	(184)
Share of result of associates	16	(294)	(624)	(623)

Cash flow from operating activities before changes in working capital and use of provisions		17 238	15 728	15 379
Decrease/(increase) in trade and other receivables		(25)	(102)	174
Decrease/(increase) in inventories		(129)	(130)	(157)
Increase/(decrease) in trade and other payables		1 020	1 331	1 392
Pension contributions and use of provisions		(653)	(621)	(710)

Cash generated from operations		17 451	16 206	16 078
Interest paid		(2 214)	(1 978)	(2 612)
Interest received		297	112	308
Dividends received		606	720	406
Income tax paid		(2 276)	(1 792)	(1 694)

CASH FLOW FROM OPERATING ACTIVITIES		13 864	13 268	12 486

INVESTING ACTIVITIES
Proceeds from sale of property, plant and equipment and of intangible assets		257	175	120
Sale of subsidiaries, net of cash disposed of	6	42	33	454
Acquisition of subsidiaries, net of cash acquired	6	(17 439)	(1 445)	(479)
Purchase of non-controlling interest	23	(99)	(110)	(25)
Acquisition of property, plant and equipment and of intangible assets	13/15	(3 869)	(3 264)	(3 376)
Proceeds from the sale of assets held for sale		4 002	(3)	39
Net proceeds from sale/(acquisition) of investment in short-term debt securities	17	6 707	(6 702)	529
Net proceeds from sale/(acquisition) of other assets		(13)	(39)	(3)
Net repayments/(payments) of loans granted		131	14	10

CASH FLOW FROM INVESTING ACTIVITIES		(10 281)	(11 341)	(2 731)

FINANCING ACTIVITIES
Net proceeds from the issue of share capital	23	73	102	155
Proceeds from borrowings		22 464	18 463	17 291
Payments on borrowings		(18 006)	(14 814)	(21 849)
Cash received for deferred shares instrument		1 500	—	—
Cash net finance (cost)/income other than interests		563	43	(1 505)
Dividends paid		(6 253)	(3 632)	(3 088)

CASH FLOW FROM FINANCING ACTIVITIES		341	162	(8 996)

Net increase/(decrease) in cash and cash equivalents		3 924	2 089	759
Cash and cash equivalents less bank overdrafts at beginning of year		7 051	5 312	4 497
Effect of exchange rate fluctuations		(1 142)	(350)	56

Cash and cash equivalents less bank overdrafts at end of period	21	9 833	7 051	5 312

The accompanying notes are an integral part of these consolidated financial statements.

[1]	2012 and 2011 as Reported, adjusted to reflect the effects of retrospective application on the revised IAS 19 Employee Benefits (see Note 3 Summary of significant accounting policies).

Notes to the consolidated financial statements

Corporate information	11

Statement of compliance	11

Summary of significant accounting policies	11

Use of estimates and judgments	22

Segment reporting	24

Acquisitions and disposals of subsidiaries	27

Other operating income/(expenses)	30

Exceptional items	31

Payroll and related benefits	32

Additional information on operating expenses by nature	32

Finance cost and income	33

Income taxes	34

Property, plant and equipment	36

Goodwill	36

Intangible assets	38

Investment in associates	39

Investment securities	39

Deferred tax assets and liabilities	39

Inventories	40

Trade and other receivables	41

Cash and cash equivalents	42

Assets and liabilities held for sale	42

Changes in equity and earnings per share	42

Interest-bearing loans and borrowings	45

Employee benefits	48

Share-based payments	51

Provisions	56

Trade and other payables	56

Risks arising from financial instruments	57

Operating leases	69

Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other	70

Contingencies	70

Related parties	73

Supplemental guarantor financial information	74

Events after the balance sheet date	81

AB InBev companies	83

1.	CORPORATE INFORMATION

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. Beer, the original social network, has been bringing people together for thousands of years and the company’s portfolio of well over 200 beer brands continues to forge strong connections with consumers. This includes global brands Budweiser®, Corona® and Stella Artois®; international brands Beck’s®, Leffe® and Hoegaarden®; and local champions Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Victoria®, Modelo Especial® Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, and Jupiler®. Anheuser-Busch InBev’s dedication to heritage and quality originates from the Den Hoorn brewery in Leuven, Belgium dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser Busch InBev leverages the collective strengths of its more than 150 000 employees based in 24 countries worldwide. In 2013, AB InBev realized 43.2 billion US dollar revenue. The company strives to be the Best Beer Company in a Better World.The consolidated financial statements of the company for the year ended 31 December 2013 comprise the company and its subsidiaries (together referred to as “AB InBev” or the “company”) and the company’s interest in associates and jointly controlled entities.

The financial statements were authorized for issue by the Board of Directors on 21 March 2014.

2.	STATEMENT OF COMPLIANCE

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (‘IASB”) and in conformity with IFRS as adopted by the European Union up to 31 December 2013 (collectively “IFRS”). AB InBev did not apply any European carve-outs from IFRS. AB InBev has not applied early any new IFRS requirements that are not yet effective in 2013.

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

Subsidiaries are those entities controlled by AB InBev. AB InBev controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. In assessing control, potential voting rights are taken into account. Control is presumed to exist where AB InBev owns, directly or indirectly, more than one half of the voting rights (which does not always equate to economic ownership), unless it can be demonstrated that such ownership does not constitute control. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Total comprehensive income of subsidiaries is attributed to the owners of the company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Associates are undertakings in which AB InBev has significant influence over the financial and operating policies, but which it does not control. This is generally evidenced by ownership of between 20% and 50% of the voting rights. A joint venture is an arrangement in which AB InBev has joint control, whereby AB InBev has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities. Associates and joint ventures are accounted for by the equity method of accounting, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. When AB InBev’s share of losses exceeds the carrying amount of the associate or joint venture, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that AB InBev has incurred legal or constructive obligations on behalf of the associate or joint venture.

Joint operations arise when AB InBev has rights to the assets and obligations to the liabilities of a joint arrangement. AB InBev accounts for its share of the assets, liabilities, revenues and expenses as from the moment joint operation commences until the date that joint operation ceases.

The financial statements of the company’s subsidiaries, joint ventures, joint operations and associates are prepared for the same reporting year as the parent company, using consistent accounting policies. In exceptional cases when the financial statements of a subsidiary, joint venture, joint operation or associate are prepared as of a different date from that of AB InBev (e.g. Modelo prior to the AB InBev and Grupo Modelo combination), adjustments are made for the effects of significant transactions or events that occur between that date and the date of AB InBev’s financial statements. In such cases, the difference between the end of the reporting period of these subsidiaries, joint ventures, joint operations or associates from AB InBev’s reporting period is no more than three months.

All intercompany transactions, balances and unrealized gains and losses on transactions between group companies have been eliminated. Unrealized gains arising from transactions with joint ventures, joint operations and associates are eliminated to the extent of AB InBev’s interest in the entity. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

A listing of the company’s most important subsidiaries, joint ventures, joint operations and associates is set out in Note 36 AB InBev companies.

(E)	SUMMARY OF CHANGES IN ACCOUNTING POLICIES

IFRSs WITH EFFECTIVE APPLICATION FOR ANNUAL PERIODS BEGINNING ON 1st JANUARY 2013:

IFRS 10 Consolidated Financial Statements, which provides a single consolidation model that identifies control as the basis for consolidation for all types of entities.

IFRS 11 Joint Arrangements, which establishes principles for the financial reporting by parties to a joint arrangement and replaces the proportionate consolidation method by the equity method.

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

IAS 19 Employee Benefits (Revised 2011):

The amendments that caused the most significant impacts in the company’s financial statements include:

•

Expected returns on plan assets are no longer recognized in profit or loss. Expected returns are replaced by recording interest income in profit or loss. This interest is calculated using the discount rate used to measure the pension obligation.

•

Unvested past service costs can no longer be deferred and recognized over the future vesting period. Instead, all past service costs are recognized at the earlier of when the amendment/curtailment occurs or when the company recognizes related restructuring or termination costs.

Except for IAS 19 (Revised 2011), the standards above did not have a significant impact on AB InBev’s consolidated financial statements upon initial application.

IAS 19 (Revised 2011) requires retrospective application. Accordingly, the comparative figures in AB InBev’s consolidated financial statements have been adjusted as if IAS 19 (Revised 2011) had always applied.

Similar to the 2012 version of IAS 19, IAS 19 (Revised 2011) does not specify where in profit or loss an entity should present the net interest on net defined benefit liabilities. As a consequence, the company has determined that, upon initial application of IAS 19 (Revised 2011), the net interest component would be presented as part of the company’s net finance cost. This change in presentation is in line with IAS 1, which permits entities to provide disaggregated information in the performance statements.

With the retrospective application of IAS 19 (Revised 2011) and the decision of the company to present the net interest component as part of the company’s net finance cost as described above, the 2012 full year adjusted total pre-tax pension expense is 146m US dollar higher than previously reported, with profits from operations and net finance costs higher by 14m US dollar and 160m US dollar, respectively. On the same basis, , the 2011 full year adjusted total pre-tax pension expense is 130m US dollar higher than previously reported, with profits from operations and net finance costs higher by 17m US dollar and 147m US dollar, respectively. The impact is mainly caused by the change in the calculation of returns on assets mentioned above. The impact of the retrospective application of IAS 19 (Revised 2011) on the net benefit obligation was a decrease in the liability by 12m US dollar as at 31 December 2012 and as at 1st January 2012.

The adjusted figures upon implementation of IAS 19 (Revised 2011) and the previously reported figures are demonstrated below:

Consolidated income statement

For the period ended Million US dollar	31 December 2012 (adjusted)	31 December 2012 (reported)	31 December 2011 (adjusted)	31 December 2011 (reported)
Revenue	39 758	39 758	39 046	39 046

Cost of sales	(16 422)	(16 447)	(16 610)	(16 634)
Distribution expenses	(3 787)	(3 785)	(3 315)	(3 313)
Sales and marketing expenses	(5 254)	(5 258)	(5 133)	(5 143)
Administrative expenses	(2 200)	(2 187)	(2 057)	(2 043)
Other operating income/(expenses)	684	684	694	694
Exceptional items	(32)	(32)	(278)	(278)

Profit from operations (EBIT)	12 747	12 733	12 346	12 329

Net finance cost	(2 366)	(2 206)	(3 284)	(3 137)
Share of result of associates	624	624	623	623
Profit before tax	11 005	11 151	9 685	9 815

Income tax expense	(1 680)	(1 717)	(1 826)	(1 856)

Profit	9 325	9 434	7 859	7 959
Consolidated statement of financial position

As at Million US dollar	31 December 2012 (adjusted)	31 December 2012 (reported)	1st January 2012 (adjusted)	1 January 2011 (adjusted)

Equity	45 453	45 441	41 056	38 811

Non-current liabilities	56 760	56 772	51 727	59 811
Employee benefits	3 687	3 699	3 428	2 734

A number of other new standards, amendment to standards and new interpretations became mandatory for the first time for the financial year beginning 1 January 2013, and have not been listed in these consolidated financial statements because of either their non-applicability to or their immateriality to AB InBev’s consolidated financial statements.

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

TRANSLATION OF THE RESULTS AND FINANCIAL POSITION OF FOREIGN OPERATIONS

Assets and liabilities of foreign operations are translated to US dollar at foreign exchange rates prevailing at the balance sheet date. Income statements of foreign operations, excluding foreign entities in hyperinflationary economies, are translated to US dollar at exchange rates for the year approximating the foreign exchange rates prevailing at the dates of the transactions. The components of shareholders’ equity are translated at historical rates. Exchange differences arising from the translation of shareholders’ equity to US dollar at period-end exchange rates are taken to other comprehensive income (translation reserves).

In hyperinflationary economies, re-measurement of the local currency denominated non-monetary assets, liabilities, income statement accounts as well as equity accounts is made by applying a general price index. These re-measured accounts are used for conversion into US dollar at the closing exchange rate. AB InBev did not operate in hyperinflationary economies in 2012 and 2013.

EXCHANGE RATES

The most important exchange rates that have been used in preparing the financial statements are:

	Closing rate			Average rate
1 US dollar equals:	2013	2012	2011	2013	2012	2011
Argentinean peso	6.518027	4.917311	4.303188	5.446585	4.544242	4.124808
Brazilian real	2.342604	2.043500	1.875798	2.157419	1.947644	1.660243
Canadian dollar	1.063810	0.995679	1.021330	1.030040	1.000770	0.981580
Chinese yuan	6.054043	6.230640	6.305587	6.155014	6.312949	6.467171
Euro	0.725111	0.757920	0.772857	0.755485	0.775893	0.709397
Mexican Peso	13.084394	13.024470	13.950991	12.836159	13.234397	12.349796
Pound sterling	0.604525	0.618538	0.645567	0.640409	0.629801	0.621823
Russian ruble	32.729000	30.372685	32.195667	31.859528	31.116623	28.953797
Ukrainian hryvnia	7.993022	7.992997	7.989837	7.993027	7.991152	7.955556

(G)	INTANGIBLE ASSETS

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

Acquisition-related costs are expensed as incurred.

If the business combination is achieved in stages, the acquisition date carrying value of AB InBev’s previously held interest in the acquiree is re-measured to fair value at the acquisition date; any gains or losses arising from such re-measurement are recognized in profit or loss.

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

In respect of associates and joint ventures, the carrying amount of goodwill is included in the carrying amount of the investment in the associate.

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

Leases of property, plant and equipment where the company assumes substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are recognized as assets and liabilities (interest-bearing loans and borrowings) at amounts equal to the lower of the fair value of the leased property and the present value of the minimum lease payments at inception of the lease. Amortization and impairment testing for depreciable leased assets is the same as for depreciable assets that are owned (refer accounting policies J and P).

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

An allowance for impairment of trade and other receivables is established if the collection of a receivable becomes doubtful. Such receivable becomes doubtful when there is objective evidence that the company will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter into bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the receivable is impaired. The amount of the allowance is the difference between the asset’s carrying amount and the present value of the estimated future cash flows. An impairment loss is recognized in the income statement, as are subsequent recoveries of previous impairments.

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

A defined benefit plan is a pension plan that is not a defined contribution plan. Typically defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. For defined benefit plans, the pension expenses are assessed separately for each plan using the projected unit credit method. The projected unit credit method considers each period of service as giving rise to an additional unit of benefit entitlement. Under this method, the cost of providing pensions is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries who carry out a full valuation of the plans at least every three years. The amounts charged to the income statement include current service cost, net interest cost (income), past service costs and the effect of any curtailments or settlements. Past service costs are recognized at the earlier of when the amendment / curtailment occurs or when the company recognizes related restructuring or termination costs. The pension obligations recognized in the balance sheet are measured at the present value of the estimated future cash outflows using interest rates based on high quality corporate bond yields, which have terms to maturity approximating the terms of the related liability, less the fair value of any plan assets. Re-measurements, comprising of actuarial gains and losses, the effect of the asset ceiling (excluding net interest) and the return on plan assets (excluding net interest) are recognized in full in the period in which they occur in the statement of comprehensive income. Re-measurements are not reclassified to profit or loss in subsequent periods.

Where the calculated amount of a defined benefit liability is negative (an asset), AB InBev recognizes such pension asset to the extent that economic benefits are available to AB InBev either from refunds or reductions in future contributions.

OTHER POST-EMPLOYMENT OBLIGATIONS

Some AB InBev companies provide post-employment medical benefits to their retirees. The entitlement to these benefits is usually based on the employee remaining in service up to retirement age. The expected costs of these benefits are accrued over the period of employment, using an accounting methodology similar to that for defined benefit pension plans.

TERMINATION BENEFITS

Termination benefits are recognized as an expense at the earlier when the company is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the normal retirement date and when the company recognizes costs for a restructuring. Termination benefits for voluntary redundancies are recognized if the company has made an offer encouraging voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably.

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

All interest costs incurred in connection with borrowings or financial transactions are expensed as incurred as part of finance costs. Any difference between the initial amount and the maturity amount of interest bearing loans and borrowings, such as transaction costs and fair value adjustments, are recognized in the income statement (in accretion expense) over the expected life of the instrument on an effective interest rate basis (refer accounting policy U). The interest expense component of finance lease payments is also recognized in the income statement using the effective interest rate method.

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

AB InBev uses derivative financial instruments to mitigate the transactional impact of foreign currencies, interest rates, equity prices and commodity prices on the company’s performance. AB InBev’s financial risk management policy prohibits the use of derivative financial instruments for trading purposes and the company does therefore not hold or issue any such instruments for such purposes. Derivative financial instruments that are economic hedges but that do not meet the strict IAS 39 Financial Instruments: Recognition and Measurement hedge accounting rules, however, are accounted for as financial assets or liabilities at fair value through profit or loss.

Derivative financial instruments are recognized initially at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of derivative financial instruments is either the quoted market price or is calculated using pricing models taking into account current market rates. These pricing models also take into account the current creditworthiness of the counterparties.

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

OFFSETTING DERIVATIVE ASSETS WITH DERIVATIVE LIABILITIES

A derivative asset and a derivative liability shall be offset and the net amount presented in the statement of financial position when, and only when, the company has a currently legally enforceable right to set off the recognized amounts; and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

(AA) SEGMENT REPORTING

Operating segments are components of the company’s business activities about which separate financial information is available that is evaluated regularly by management.

AB InBev’s operating segment reporting format is geographical because the company’s risks and rates of return are affected predominantly by the fact that AB InBev operates in different geographical areas. The company’s management structure and internal reporting system to the Board of Directors is set up accordingly. A geographical segment is a distinguishable component of the company that is engaged in providing products or services within a particular economic environment, which is subject to risks and returns that are different from those of other segments. In accordance with IFRS 8 Operating segments AB InBev’s reportable geographical segments were determined as North America, Mexico, Latin America North, Latin America South, Western Europe, Central and Eastern Europe, Asia Pacific and Global Export and Holding Companies. The company’s assets are predominantly located in the same geographical areas as its customers.

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

(DD) RECENTLY ISSUED IFRS

To the extent that new IFRS requirements are expected to be applicable in the future, they have been summarized hereafter. For the year ended 31 December 2013, they have not been applied in preparing these consolidated financial statements.

IFRS 9 Financial Instruments:

IFRS 9 is the standard issued as part of a wider project to replace IAS 39. IFRS 9 retains but simplifies the mixed measurement model and established two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. IFRS 9 also introduces a new hedge accounting model, together with corresponding disclosures about risk management for those companies applying hedge accounting. Because the impairment phase of the IFRS 9 project has not yet been completed, the IASB decided that the mandatory effective date should be decided upon when the entire IFRS 9 project is closer to completion.

OTHER STANDARDS, INTERPRETATIONS AND AMENDMENTS TO STANDARDS

A number of other amendments to standards are effective for annual periods beginning after 1 January 2013, and have not been listed above because of either their non-applicability to or their immateriality to AB InBev’s consolidated financial statements.

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

Actuarial assumptions are established to anticipate future events and are used in calculating pension and other long-term employee benefit expense and liability. These factors include assumptions with respect to interest rates, rates of increase in health care costs, rates of future compensation increases, turnover rates, and life expectancy.

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

In preparing these consolidated financial statements, the significant judgments made by management in applying the company’s accounting policies and the key sources of estimating uncertainty mainly related to the valuation of the individual assets acquired and liabilities assumed as part of the allocation of the Grupo Modelo purchase price. The company is in the process of finalizing the allocation of the purchase price to the individual assets acquired and liabilities assumed in compliance with IFRS 3. Following the AB InBev and Grupo Modelo combination, AB InBev is fully consolidating Grupo Modelo in the AB InBev consolidated financial statements as of 4 June 2013. Detail is provided in Note 6 – Acquisitions and disposals of Subsidiaries of these consolidated financial statements.

5.	SEGMENT REPORTING

Segment information is presented by geographical segments, consistent with the information that is available and evaluated regularly by the chief operating decision maker. AB InBev operates its business through eight zones. Regional and operating company management is responsible for managing performance, underlying risks, and effectiveness of operations. Internally, AB InBev’s management uses performance indicators such as normalized profit from operations (normalized EBIT) and normalized EBITDA as measures of segment performance and to make decisions regarding allocation of resources. These measures are reconciled to segment profit in the tables presented (figures may not add up due to rounding).

AB InBev has updated its 2012 segment reporting for purposes of internal review by senior management. This presentation (further referred to as the “2012 Reference base”) includes Grupo Modelo’s results as from 4 June 2012, for comparative purposes. The 2012 Reference base also reflects the effects of retrospective application on the revised IAS 19 - Employee Benefits (see Note 3 Summary of significant accounting policies) and the transfer of management responsibility for Ecuador and Peru to the Zone Latin America South. These countries were previously reported within the Zone Latin America North, thus with no impact at the consolidated level. The tables below provide the segment information per zone for the twelve-month period ended 31 December 2012 and 2013 in the format that is used by management to monitor performance. The differences between the 2012 Reference base and the 2012 audited income statement as Reported represent the effect of the combination with Grupo Modelo.

All figures in the table below are stated in million US dollar, except volume (million hls) and full time equivalents (FTE in units).

SEGMENT REPORTING (2012 REFERENCE BASE) – NON-AUDITED

	North America		Mexico		Latin America North		Latin America South		Western Europe
	2013	2012 Reference base	2013	2012 Reference base	2013	2012 Reference base	2013	2012 Reference base	2013	2012 Reference base
Volume	122	125	22	23	119	122	37	38	28	30

Revenue	16 023	16 028	2 769	2 616	10 877	11 268	3 269	3 209	3 620	3 650

Cost of sales	(6 519)	(6 615)	(869)	(1 014)	(3 494)	(3 519)	(1 185)	(1 244)	(1 544)	(1 555)
Distribution expenses	(1 235)	(1 319)	(232)	(270)	(1 338)	(1 277)	(309)	(296)	(364)	(369)
Sales and marketing expenses	(1 908)	(1 794)	(484)	(515)	(1 145)	(1 204)	(346)	(336)	(673)	(663)
Administrative expenses	(497)	(452)	(234)	(338)	(589)	(612)	(112)	(108)	(264)	(259)
Other operating income/(expenses)	67	64	104	102	807	426	(5)	4	27	24
Normalized profit from operations (EBIT)	5 932	5 911	1 054	582	5 118	5 081	1 311	1 228	801	827

Depreciation, amortization and impairment	(796)	(824)	(227)	(196)	(701)	(706)	(180)	(191)	(324)	(336)

Normalized EBITDA	6 728	6 735	1 281	777	5 819	5 787	1 491	1 419	1 125	1 163

Normalized EBITDA margin in %	42.0%	42.0%	46.3%	29.7%	53.5%	51.4%	45.6%	44.2%	31.1%	31.9%

	Central and Eastern Europe		Asia Pacific		Global Export and Holding Companies		Effect of acquisition		Consolidated
	2013	2012 Reference base	2013	2012 Reference base	2013	2012 Reference base	2013	2012 Bridge to Reported	2013	2012 Reported[1]

Volume	19	23	66	58	12	12		(28)	426	403

Revenue	1 445	1 668	3 354	2 690	1 839	1 798		(3 169)	43 195	39 758

Cost of sales	(776)	(914)	(1 885)	(1 565)	(1 323)	(1 328)		1 332	(17 594)	(16 422)
Distribution expenses	(146)	(184)	(302)	(235)	(135)	(132)		295	(4 061)	(3 787)
Sales and marketing expenses	(378)	(400)	(833)	(670)	(191)	(220)		549	(5 958)	(5 254)
Administrative expenses	(98)	(113)	(317)	(274)	(429)	(386)		345	(2 539)	(2 200)
Other operating income/(expenses)	3	5	109	121	48	47		(109)	1 160	684
Normalized profit from operations (EBIT)	51	62	127	67	(191)	(221)		(758)	14 203	12 779

Depreciation, amortization and impairment	(174)	(195)	(419)	(329)	(165)	(166)		197	(2 985)	(2 746)

Normalized EBITDA	225	257	546	396	(25)	(54)		(955)	17 188	15 525

Normalized EBITDA margin in %	15.6%	15.4%	16.3%	14.7%					39.8%	39.0%

[1]	2012 and 2011 as Reported, adjusted to reflect the effects of retrospective application on the revised IAS 19 Employee Benefits (see Note 3 Summary of significant accounting policies).

SEGMENT REPORTING (2012 AND 2011 AS REPORTED)

	North America			Mexico			Latin America North			Latin America South			Western Europe
	2013	2012[1]	2011[1]	2013	2012[1]	2011[1]	2013	2012[1]	2011[1]	2013	2012[1]	2011[1]	2013	2012[1]	2011[1]
Volume	122	125	125	22	—	—	119	122	120	37	38	35	28	30	31

Revenue	16 023	16 028	15 304	2 769	—	—	10 877	11 268	11 350	3 269	3 209	2 878	3 620	3 625	3 945

Cost of sales	(6 519)	(6 615)	(6 706)	(869)	—	—	(3 494)	(3 519)	(3 625)	(1 185)	(1 244)	(1 151)	(1 544)	(1 550)	(1 654)
Distribution expenses	(1 235)	(1 319)	(808)	(232)	—	—	(1 338)	(1 277)	(1 301)	(309)	(296)	(259)	(364)	(364)	(409)
Sales and marketing expenses	(1 908)	(1 794)	(1 631)	(484)	—	—	(1 145)	(1 204)	(1 229)	(346)	(336)	(305)	(673)	(650)	(761)
Administrative expenses	(497)	(452)	(467)	(234)	—	—	(589)	(612)	(554)	(112)	(108)	(99)	(264)	(257)	(298)
Other operating income/(expenses)	67	64	54	104	—	—	807	426	462	(5)	4	2	27	24	36
Normalized profit from operations (EBIT)	5 932	5 911	5 747	1 054	—	—	5 118	5 081	5 103	1 311	1 228	1 065	801	828	861

Exceptional items (refer Note 8)	(5)	47	(188)	(54)	—	—	(6)	(26)	21	(5)	—	(5)	(32)	(2)	(123)
Profit from operations (EBIT)	5 927	5 958	5 559	1 000	—	—	5 112	5 055	5 124	1 306	1 228	1 059	770	825	737

Net finance (cost)/income	(494)	(565)	(708)	(1 059)	—	—	(418)	(371)	(181)	(317)	(60)	(58)	(589)	(378)	(379)
Share of result of associates	278	624	622	11	—	—	5	—	—		—	—	—	1	1
Profit/(loss) before tax	5 710	6 017	5 474	(47)	—	—	4 698	4 684	4 943	989	1 169	1 001	181	448	359

Income tax expense	(1 216)	(1 386)	(1 637)	(112)	—	—	(386)	(490)	(764)	(457)	(340)	(290)	14	(138)	(84)
Profit/(loss)	4 495	4 631	3 835	(159)	—	—	4 312	4 194	4 179	532	828	711	195	310	275

Normalized EBITDA	6 728	6 735	6 610	1 281	—	—	5 819	5 787	5 780	1 491	1 419	1 256	1 125	1 163	1 229
Exceptional items (including impairment)	(5)	47	(188)	(54)	—	—	(6)	(26)	21	(5)	—	(5)	(32)	(2)	(123)
Depreciation, amortization and impairment	(796)	(824)	(864)	(226)	—	—	(702)	(706)	(677)	(180)	(191)	(192)	(323)	(336)	(369)
Net finance (cost)/income	(494)	(565)	(708)	(1 059)	—	—	(418)	(371)	(181)	(317)	(60)	(58)	(589)	(378)	(379)
Share of results of associates	278	624	622	11	—	—	5	—	—	—	—	—	—	1	1
Income tax expense	(1 216)	(1 386)	(1 637)	(112)	—	—	(386)	(490)	(764)	(457)	(340)	(290)	14	(138)	(84)
Profit/(loss)	4 495	4 631	3 835	(159)	—	—	4 312	4 194	4 179	532	828	711	195	310	275

Normalized EBITDA margin %	42.0%	42.0%	43.2%	46.3%	—	—	53.5%	51.4%	50.9%	45.6%	44.2%	43.7%	31.1%	32.1%	31.2%

Segment assets	64 639	72 845	71 233	30 259	—	—	17 436	18 268	17 133	3 483	4 335	3 969	6 557	5 939	5 854
Intersegment elimination
Non-segmented assets
Total assets

Segment liabilities	6 690	8 292	6 762	3 653	—	—	5 675	7 228	6 004	1 228	1 782	1 232	4 402	3 751	3 009
Intersegment elimination
Non-segmented items
Total equity and liabilities

Gross capex	588	449	384	202	—	—	1 411	1 225	1 703	299	287	239	307	295	300
Addition to/(reversal of) provisions	8	13	81	(1)	—	—	188	134	82	1	3	1	33	3	116
FTE	16 852	17 136	17 924	34 203	—	—	37 722	35 653	31 467	10 482	10 924	10 251	7 764	8 066	7 831

[1]	As Reported, adjusted to reflect the effects of retrospective application on the revised IAS 19 Employee Benefits (see Note 3 Summary of significant accounting policies).

	Central and Eastern Europe			Asia Pacific			Global Export and Holding Companies			Consolidated
	2013	2012[1]	2011[1]	2013	2012[1]	2011[1]	2013	2012[1]	2011[1]	2013	2012[1]	2011[1]
Volume	19	23	26	66	58	56	12	7	7	426	403	399

Revenue	1 445	1 668	1 755	3 354	2 690	2 317	1 839	1 270	1 496	43 195	39 758	39 046

Cost of sales	(776)	(914)	(985)	(1 885)	(1 565)	(1 318)	(1 323)	(1 015)	(1 171)	(17 594)	(16 422)	(16 610)
Distribution expenses	(146)	(184)	(224)	(302)	(235)	(193)	(135)	(111)	(120)	(4 061)	(3 787)	(3 315)
Sales and marketing expenses	(378)	(400)	(420)	(833)	(670)	(588)	(191)	(200)	(199)	(5 958)	(5 254)	(5 133)
Administrative expenses	(98)	(113)	(108)	(317)	(274)	(221)	(429)	(382)	(310)	(2 539)	(2 200)	(2 057)
Other operating income/(expenses)	3	5	2	109	121	90	48	40	47	1 160	684	694
Normalized profit from operations (EBIT)	51	62	21	127	67	86	(191)	(398)	(257)	14 203	12 779	12 625

Exceptional items (refer Note 8)	(5)	(5)	1	(26)	2	(10)	6 372	(47)	27	6 240	(32)	(279)
Profit from operations (EBIT)	46	57	22	101	69	77	6 181	(445)	(231)	20 443	12 747	12 346

Net finance (cost)/income	(82)	(117)	(88)	8	—	12	749	(877)	(1 883)	(2 203)	(2 366)	(3 284)
Share of result of associates	—	—	—	—	—	—	—	—	—	294	624	623
Profit/(loss) before tax	(37)	(60)	(66)	109	69	88	6 930	(1 322)	(2 114)	18 534	11 005	9 685

Income tax expense	13	(13)	13	(53)	(53)	(42)	181	740	978	(2 016)	(1 680)	(1 826)
Profit/(loss)	(24)	(73)	(53)	56	16	46	7 112	(582)	(1 136)	16 518	9 325	7 859

Normalized EBITDA	225	257	225	546	396	356	(25)	(231)	(83)	17 188	15 525	15 375
Exceptional items (including impairment)	(5)	(5)	1	(26)	2	(10)	6 372	(47)	27	6 240	(32)	(279)
Depreciation, amortization and impairment	(175)	(195)	(204)	(419)	(329)	(270)	(165)	(167)	(175)	(2 985)	(2 746)	(2 750)
Net finance (cost)/income	(82)	(117)	(88)	8	—	12	749	(877)	(1 883)	(2 203)	(2 366)	(3 284)
Share of results of associates	—	—	—	—	—	—	—	—	—	294	624	623
Income tax expense	13	(13)	13	(53)	(53)	(42)	181	740	978	(2 016)	(1 680)	(1 826)
Profit/(loss)	(24)	(73)	(53)	56	16	46	7 112	(582)	(1 136)	16 518	9 325	7 859

Normalized EBITDA margin %	15.5%	15.4%	12.8%	16.3%	14.7%	15.4%	—	—	—	39.8%	39.0%	39.4%

Segment assets	1 908	2 153	2 179	6 246	5 028	4 577	4 242	3 865	4 296	134 769	112 432	109 242
Intersegment elimination										(5 171)	(5 557)	(3 978)
Non-segmented assets										12 068	15 746	7 163
Total assets										141 666	122 621	112 427

Segment liabilities	517	578	525	2 996	2 467	1 921	3 133		3 923	28 293	26 341	23 377
Intersegment elimination										(5 171)	(5 557)	(3 978)
Non-segmented items										118 544	101 837	93 028
Total equity and liabilities										141 666	122 621	112 427

Gross capex	131	127	161	817	786	607	84		279	3 839	3 312	3 673
Addition to/(reversal of) provisions	(2)	1	—	11	(2)	11	(19)		(8)	219	(57)	283
FTE	7 948	9 510	10 551	37 680	34 455	36 046	1 936		2 208	154 587	117 632	116 278

[1]	2012 and 2011 as Reported, adjusted to reflect the effects of retrospective application on the revised IAS 19 Employee Benefits (see Note 3 Summary of significant accounting policies).

Net revenue from the beer business amounted to 39 080m US dollar (2012: 35 914m US dollar; 2011: 34 747m US dollar) while the net revenue from the non-beer business (soft drinks and other business) accounted for 4 115m US dollar (2012: 3 844m US dollar; 2011: 4 299m US dollar).

Net revenue from external customers attributable to AB InBev’s country of domicile (Belgium) and non-current assets located in the country of domicile represented 880m US dollar (2012: 873m US dollar; 2011: 966m US dollar) and 1 304m US dollar (2012: 1 160m US dollar; 2011: 1 188m US dollar), respectively.

6.	ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES

The table below summarizes the impact of acquisitions on the Statement of financial position of AB InBev for 31 December 2013 and 2012:

Million US dollar	2013 Acquisitions	2012 Acquisitions	2013 Disposals	2012 Disposals
Non-current assets
Property, plant and equipment	4 818	382	—	(11)
Intangible assets	5 068	540	—	—
Investment in subsidiaries	44	—	—	—
Investment in associates	75	—	—	—
Investment securities	19	—	—	—
Deferred tax assets	14	—	—	—
Trade and other receivables	65	312	—	—

Current assets
Inventories	605	39	—	(4)
Income tax receivable	1	5	—	—
Trade and other receivables	676	48	—	—
Cash and cash equivalents	2 674	29	—	(6)
Assets held for sale	5 385	2	—	—

Non-controlling interests	(11)	—	—	—

Non-current liabilities
Interest-bearing loans and borrowings	—	(229)	—	—
Trade and other payables	(566)	(10)	—	—
Employee benefits	(256)	(11)	—	—
Provisions	(21)	(21)	—	—
Deferred tax liabilities	(1 157)	(145)	—	—

Current liabilities
Interest-bearing loans and borrowings	(68)	(45)	—	—
Income tax payable	(1 502)	—		—
Trade and other payables	(1 258)	(59)	—	4
Provision	(17)	—		—

Net identifiable assets and liabilities	14 588	837	—	(17)

Goodwill on acquisitions	19 988	1 113	—	—
Loss/(gain) on disposal	—	—	(42)	(22)
Acquisition-date fair value of the previously held equity interest	(12 946)	—	—	—
Shareholdings increases	(11)	—	—	—

Decrease/(increase) on non-controlling interests on shareholdings increases	—	(334)	—	—
Consideration to be paid	(1 509)	(2)	—	—
Net cash paid on prior years acquisitions	3	14	—	—
Non-cash consideration	—	(154)	—	—

Consideration paid/(received), satisfied in cash	20 113	1 474	(42)	(39)

Cash (acquired)/ disposed of	(2 674)	(29)	—	6

Net cash outflow/(inflow)	17 439	1 445	(42)	(33)

2013 ACQUISITIONS

The following transactions took place in 2013:

COMBINATION WITH GRUPO MODELO

On 4 June 2013, AB InBev completed the combination with Grupo Modelo pursuant to the Transaction agreement between AB InBev and Grupo Modelo S.A.B de CV announced on 29 June 2012. This agreement was a natural next step, given AB InBev’s economic stake of more than 50 % in Grupo Modelo, prior to the transaction and the successful long-term partnership between the two companies. The combined company will lead the beer industry with roughly 400m hectoliters of beer volume annually.

The combination was completed through a series of steps that simplified Grupo Modelo’s corporate structure, followed by an all-cash tender offer by AB InBev for all outstanding Grupo Modelo shares that it did not own at that time for 9.15 US dollar per share, in a transaction value at 20.1 billion US dollar. By 4 June 2013 and following the settlement of the tender offer AB InBev owned approximately 95% of Grupo Modelo’s outstanding shares. On 4 June 2013, AB InBev established and funded a Trust that will accept further tender of shares by Grupo Modelo shareholders at a price of 9.15 US dollar per share over a period of up to 25 months, during which time Grupo Modelo will continue to be quoted on the Mexican stock exchange. As of 31 December 2013, AB InBev owned approximately 96% of Grupo Modelo’s outstanding shares and 1.5 billion US dollar is deposited with the Trust and are reported in these audited financial statements as restricted cash. AB InBev recognized a liability for the Grupo Modelo shares it did not acquire by 31 December 2013 (see also Note 21 Cash and cash equivalents and Note 28 Trade and other payables).

AB InBev financed the transactions with funds drawn under the 2012 Facilities Agreement and cash, cash equivalents and short term investment in debt securities the company had accumulated pending the closing of the Grupo Modelo transaction. In June 2013, AB InBev fully repaid the portion of the 2012 Facilities Agreement that was drawn for the combination and terminated the 2012 Facilities Agreement (see also Note 17 Investment securities, Note 21 Cash and cash equivalents and Note 24 Interest bearing loans and borrowings).

Transaction costs for the combination approximated 0.1 billion US dollar and were reported as incurred in the exceptional expenses in 2012 and 2013.

On 23 April 2013, as part of a Grupo Modelo pre-closing corporate structure reorganization, AB InBev performed a capital increase in Grupo Modelo. The 959m US dollar capital contribution increased the cash at closing held by Grupo Modelo without impact on the net purchase consideration.

For business combinations achieved in stages, IFRS requires that any previously held interest of an acquirer in an acquiree is adjusted to its fair value as of the acquisition date with any resulting gain (or loss) reported in the consolidated income statement. IFRS also requires that any amounts previously recognized in the consolidated statement of other comprehensive income (“OCI”) related to such investment be recycled to the consolidated income statement, as if such investment was sold. AB InBev has estimated the fair value of the initial 50.34% economic interest it held directly and indirectly in Grupo Modelo at 12.9 billion US dollar and has recycled 199m US dollar from OCI to the consolidated income statement, resulting in a net exceptional, non-cash gain of 6.4 billion US dollar (see also Note 8 Exceptional items).

The company is in the process of finalizing the allocation of the purchase price to the individual assets acquired and liabilities assumed in compliance with IFRS 3. The provisional allocation of the purchase price included in the balance sheet and detailed in the table below is based on the current best estimates of AB InBev’s management with input from independent third parties. The completion of the purchase price allocation may result in further adjustment to the carrying value of Grupo Modelo’s recorded assets and liabilities and the determination of any residual amount that will be allocated to goodwill.

The following table presents the provisional allocation of purchase price to the Grupo Modelo business:

Million US dollar	Before Purchase Price Allocation	Purchase Price Allocation	After Purchase Price Allocation
Non-current assets
Property, plant and equipment	4 609	99	4 708
Goodwill	796	(796)	—
Intangible assets	458	4 454	4 912
Investment in associates	79	(4)	75
Investment securities	19	—	19
Trade and other receivables	65	—	65

Current assets
Inventories	630	(41)	589
Trade and other receivables	617	(11)	606
Income tax receivable	91	(91)	—
Assets held for sale	909	4 476	5 385
Cash and cash equivalent	2 610	—	2 610

Non-current liabilities
Employee benefits	(256)	—	(256)
Provisions	(1)	(20)	(21)
Trade and other payables	(77)	(489)	(566)
Deferred tax liabilities	(418)	(714)	(1 132)

Current liabilities
Interest-bearing loans and borrowings	(67)	—	(67)
Income tax payable	—	(1 468)	(1 468)
Trade and other payables	(845)	(182)	(1 027)
Provisions	(16)	—	(16)

Net identified assets and liabilities	9 203	5 214	14 417

Goodwill on acquisition			19 592

Net assets acquired			34 008

Cash consideration (including Trust)			20 103
Acquisition-date fair value of the previously held equity interest			12 946
Equity increase 23 April 2013			959

Total gross purchase consideration			34 008

Cash and cash equivalent acquired			(2 610)

Total net purchase consideration			31 398

The transaction resulted in 19.6 billion US dollar of goodwill provisionally allocated primarily to the Mexico business. The factors that contributed to the recognition of goodwill include the acquisition of an assembled workforce and the premiums paid for cost synergies expected to be achieved in Grupo Modelo. Management’s assessment of the future economic benefits supporting recognition of this goodwill is in part based on expected savings through the implementation of AB InBev best practices such as, among others, a zero based budgeting program and initiatives that are expected to bring greater efficiency and standardization, generate cost savings and maximize purchasing power. Goodwill also arises due to the recognition of deferred tax liabilities in relation to the preliminary fair value adjustments on acquired intangible assets for which the amortization does not qualify as a tax deductible expense. None of the goodwill recognized is deductible for tax purposes.

The valuation of the property, plant and equipment, intangible assets, investment in associates, interest bearing loans and borrowings and employee benefits and other assets and liabilities are based on the current best estimates of AB InBev’s management, with input from independent third parties.

The majority of the intangible asset valuation relates to brands with indefinite life. The valuation of the brands with indefinite life is based on a series of factors, including the brand history, the operating plan and the countries in which the brands are sold. The intangibles with an indefinite life mainly include the Corona brand family, the Modelo brand family and the Victoria brand family and have been fair valued for a total amount of 4.5 billion US dollar.

A deferred tax liability has been accrued on most fair value adjustments considering a tax rate of 30%.

On 7 June 2013, in a transaction related to the combination of AB InBev and Grupo Modelo, Grupo Modelo completed the sale of its US business to Constellation Brands, Inc. (“Constellation”). The transaction included the sale of Grupo Modelo’s 50% stake in Crown Imports for a total consideration of 1.845 billion US dollar and the sale of the Grupo Modelo’s Piedras Negras brewery and perpetual rights to Grupo Modelo’s brands distributed by Crown in the US for 2.9 billion US dollar, subject to a post-closing adjustment estimated at 558m US dollar and collectable in 2014. These assets were recognized as assets held for sale at their after tax net realizable value in the opening balance sheet. AB InBev recognized a receivable for the post-closing adjustment by 31 December 2013 (see also Note 20 Trade and other receivables).

AB InBev and Constellation have established a three-year transition services agreement to ensure the smooth transition of the operations of the Piedras Negras brewery. A temporary supply agreement has also been negotiated as part of the acquisition agreements whereby Constellation can purchase inventory from AB InBev under a specified pricing until the Piedras Negras brewery business acquires the necessary capacity to fulfill 100 percent of the US demand. As part of the opening balance sheet AB InBev recognized a liability of 289m US dollar for prepaid discounts related to the temporary supply agreement. The prepaid discount will be amortized in the consolidated income statement in line with volumes sold to Constellation.

As of 4 June 2013, the completion date of the transaction, Grupo Modelo contributed 3 340m US dollar to the revenue and 600m US dollar to the profit of AB InBev. If the acquisition date had been 1 January 2013 it is estimated that AB InBev’s unaudited combined revenue, profit from operations and profit would have been higher by 2.4 billion US dollar, 0.6 billion US dollar, and 0.5 billion US dollar respectively. The unaudited combined data includes certain purchase accounting adjustments such as the estimated changes in depreciations and amortization expenses on acquired tangible and intangible assets. However, the unaudited combined results do not include any anticipated cost savings or other effects of the planned integration of Grupo Modelo. Accordingly, such amounts are not necessarily indicative of the results if the combination had occurred on 1 January 2013 or that may result in the future.

OTHER ACQUISITIONS

On 27 April 2013, AB InBev completed a transaction to acquire four breweries in China with a total capacity of approximately 9 million hectoliters. The aggregate purchase price was approximately 439m USD. The acquired business had an immaterial impact on profit in 2013. The company is in the process of finalizing the allocation of the purchase price to the individual assets acquired and liabilities assumed in compliance with IFRS 3.

During 2013, AB InBev acquired different distributors in Brazil and in the US for a total consideration of 90m US dollar. The acquired businesses had an immaterial impact on profit in 2013. The company is in the process of finalizing the allocation of the purchase price to the individual assets acquired and liabilities assumed in compliance with IFRS 3.

During 2013, Ambev acquired an additional stake in Cervecería Nacional Dominicana S.A. (“CND”) for a total consideration of 22m US dollar, as part of the 2012 transaction in which Ambev acquired a controlling interest in CND. As at 31 December 2013 Ambev owned a total indirect interest of 55.0% in CND.

During 2013, AB InBev paid 3.0m US dollar to former Anheuser-Busch shareholders (14m US dollar in 2012). By 31 December 2013, 8m US dollar consideration remains payable to former Anheuser-Busch shareholders whom did not yet claim the proceeds. This payable is recognized as a deferred consideration on acquisitions.

2012 ACQUISITIONS

On 11 May 2012, AB InBev announced that Ambev and E. León Jimenes S.A. (“ELJ”), which owned 83.5% of Cervecería Nacional Dominicana S.A. (“CND”), closed a transaction to form a strategic alliance to create the leading beverage company in the Caribbean through the combination of their businesses in the region. Ambev’s initial indirect interest in CND was acquired through a cash payment of 1 025m US dollar and the contribution of Ambev Dominicana. Separately, Ambev Brazil acquired an additional stake in CND of 9.3%, which was owned by Heineken N.V., for 237m US dollar at the closing date. During September, as part of the same transaction, Ambev acquired an additional stake from other minority holders, through a cash payment of 24m US dollar.

In the US, the company acquired Western Beverage LLC in Eugene, Oregon and K&L Distributors, Inc. in Renton, Washington, both major wholesalers in those territories. Furthermore, Ambev acquired all the shares issued by the company Lachaise Aromas e Participações Ltda., whose main corporate purpose is the production of flavorings, a necessary component in the production of concentrates.

2013 DISPOSALS

During 2013, AB InBev collected 42m US dollar proceeds from prior years’ sale of the Central European operations to CVC Capital Partners.

2012 DISPOSALS

On 1 July 2012, AB InBev sold its investment in the company Eagle Brands Wedco in Miami, Florida, US for a total gross consideration of 39m US dollar. As a result of the sale, AB InBev recorded an exceptional gain of 22m US dollar – see Note 8 Exceptional items.

7.	OTHER OPERATING INCOME/(EXPENSES)

Million US dollar	2013	2012	2011
Government grants	614	469	418
License income	125	111	98
Net (additions to)/reversals of provisions	(31)	(15)	23
Net gain on disposal of property, plant and equipment, intangible assets and assets held for sale	32	38	45
Net rental and other operating income	420	81	110

	1 160	684	694

Research expenses as incurred	185	182	175

The government grants relate primarily to fiscal incentives given by certain Brazilian states and Chinese provinces, based on the company’s operations and developments in those regions.

Net rental and other operating income increased from 81m US dollar in 2012 to 420m US dollar in 2013. This increase results from the combination with Grupo Modelo, the positive outcome of a series of claims and the recognition of receivables related to indirect taxes and 143m US dollar one time gain related to recovery of restricted funds.

In 2013, the company expensed 185m US dollar in research, compared to 182m US dollar in 2012 and 175m US dollar in 2011. Part of this was expensed in the area of market research, but the majority is related to innovation in the areas of process optimization especially as it pertains to capacity, new product developments and packaging initiatives.

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

The exceptional items included in the income statement are as follows:

Million US dollar	2013	2012	2011
Restructuring (including impairment losses)	(118)	(36)	(351)
Fair value adjustments	6 410	—	—
Acquisition costs business combinations	(82)	(54)	(5)
Business and asset disposal (including impairment losses)	30	58	78

Impact on profit from operations	6 240	(32)	(278)

The exceptional restructuring charges for 2013 total (118)m US dollar. These charges primarily relate to the integration of Grupo Modelo, the integration of Cervecería Nacional Dominicana S.A. and to organizational alignments in China, Europe, North America, and Latin America. These changes aim to eliminate overlap or duplicated processes, taking into account the right match of employee profiles with the new organizational requirements. The 2012 exceptional restructuring charges total (36)m US dollar. These charges primarily relate to organizational alignments in North America and Europe and to the integration of Cervecería Nacional Dominicana S.A. The 2011 exceptional restructuring charges of (351)m US dollar primarily relate to organizational alignments and outsourcing activities in Western Europe, North America, China and Latin America South. These one-time expenses, as a result of the series of decisions, provide the company with a lower cost base in addition to a stronger focus on AB InBev’s core activities, quicker decision-making and improvements to efficiency, service and quality.

Fair value adjustments recognized in 2013 for a total of 6 410m US dollar, mainly relate to 6 415m US dollar exceptional, non-cash impact of revaluing the initial investment held in Grupo Modelo and the recycling to the consolidated income statement of amounts related to the investment, previously recognized in the consolidated statement of comprehensive income in line with IFRS 3 – see also Note 6 Acquisitions and disposals of subsidiaries.

Acquisition costs of business combinations amount to (82)m US dollar for the year ended 31 December 2013 relate to cost incurred for the combination with Grupo Modelo and the acquisition of four breweries in China on 27 April 2013. The 2012 acquisition costs of business combinations amount to (54)m US dollar for 2012 relate to the cost incurred for the combination with Grupo Modelo and the acquisition of Cervecería Nacional Dominicana - see also Note 6 Acquisitions and disposals of subsidiaries.

The business and asset disposals (including impairment losses) resulted in a net gain of 30m US dollar in 2013 mainly attributable to the additional proceeds from the sale of the Central European operations to CVC Capital Partners; a net gain of 58m US dollar in 2012 mainly attributable to the sale of non-core assets in the United States and a net gain of 78m US dollar in 2011 related to proceeds from the sale of the Central European operations to CVC Capital Partners (45m US dollar), the sale of non-core assets in Brazil (21m US dollar), as well as the reversal of en exceptional impairment loss on current assets (11m US dollar).

The company also incurred exceptional net finance income of 283m US dollar for the year ended 31 December 2013 versus (18)m US dollar for the year ended 31 December 2012 and (540)m US dollar for the year ended 31 December 2011 – see also Note 11 Finance cost and income.

All the above amounts are before income taxes. The 2013, 2012 and 2011 exceptional items as at 31 December increased income taxes by (70)m US dollar and (1)m US dollar and decreased income tax by 214m US dollar respectively.

Non-controlling interest on the exceptional items amounts to 5m US dollar in 2013 versus 11m US dollar in 2012 and 10m US dollar in 2011.

9.	PAYROLL AND RELATED BENEFITS

Million US dollar	2013	2012	2011
Wages and salaries	(4 137)	(3 199)	(3 147)
Social security contributions	(722)	(607)	(574)
Other personnel cost	(807)	(680)	(623)
Pension expense for defined benefit plans	(141)	(86)	(231)
Share-based payment expense	(243)	(201)	(204)
Contributions to defined contribution plans	(117)	(41)	(39)

	(6 167)	(4 814)	(4 818)

Number of full time equivalents (FTE)	154 587	117 632	116 278

The number of full time equivalents can be split as follows:

	2013	2012	2011
AB InBev NV (parent company)	184	319	316
Other subsidiaries	152 441	115 343	113 970
Proportionally consolidated entities	1 962	1 970	1 992

	154 587	117 632	116 278

Note 5 Segment reporting contains the split of the FTE by geographical segment.

10.	ADDITIONAL INFORMATION ON OPERATING EXPENSES BY NATURE

Depreciation, amortization and impairment charges are included in the following line items of the 2013 income statement:

Million US dollar	Depreciation and impairment of property, plant and equipment	Amortization and impairment of intangible assets	Impairment of goodwill
Cost of sales	2 123	10	—
Distribution expenses	117	1	—
Sales and marketing expenses	253	194	—
Administrative expenses	146	132	—
Other operating expenses	2	7	—
Exceptional items	—	—	—

	2 641	344	—

Depreciation, amortization and impairment charges were included in the following line items of the 2012 income statement:

Million US dollar	Depreciation and impairment of property, plant and equipment	Amortization and impairment of intangible assets	Impairment of goodwill
Cost of sales	2 005	5	—
Distribution expenses	105	1	—
Sales and marketing expenses	220	173	—
Administrative expenses	133	105	—

	2 463	284	—

Depreciation, amortization and impairment charges were included in the following line items of the 2011 income statement:

Million US dollar	Depreciation and impairment of property, plant and equipment	Amortization and impairment of intangible assets	Impairment of goodwill
Cost of sales	1 982	5	—
Distribution expenses	111	1	—
Sales and marketing expenses	244	156	—
Administrative expenses	119	127	—
Other operating expenses	5	—	—
Exceptional items	33	—	—

	2 494	289	—

The depreciation, amortization and impairment of property, plant and equipment included a full-cost reallocation of 4m US dollar in 2013 from the aggregate depreciation, amortization and impairment expense to cost of goods sold. In 2012 this reallocation was immaterial. In 2011 the full-cost reallocation was 3m US dollar.

11.	FINANCE COST AND INCOME

RECOGNIZED IN PROFIT OR LOSS

FINANCE COSTS

Million US dollar	2013	2012[1]	2011[1]
Interest expense	(2 043)	(2 065)	(2 767)
Capitalization of borrowing costs	38	57	110
Net interest on net defined benefit liabilities	(156)	(160)	(147)
Accretion expense	(360)	(270)	(209)
Net foreign exchange losses (net of the effect of foreign exchange derivative instruments)	(295)	(103)	(26)
Tax on financial transactions	(47)	(59)	(35)
Other financial costs, including bank fees	(184)	(92)	(108)

	(3 047)	(2 692)	(3 182)

Exceptional finance costs	(101)	(18)	(540)

	(3 148)	(2 710)	(3 722)

2013 finance costs, excluding exceptional items, increased by 355m US dollar from prior year mainly as a result of higher accretion expenses, net foreign exchange losses and other financial costs. 2012 finance costs, excluding exceptional items, decreased by 490m US dollar from prior year mainly driven by lower interest charges. This decrease was partially offset by higher accretion expenses, net foreign exchange losses and taxes on financial transactions.

2012 interest expense decreased by 702m US dollar compared to 2011, as a result of lower debt positions and lower coupon resulting from the debt refinancing and repayments which occurred in 2011.

Borrowing costs capitalized relate to the capitalization of interest expenses directly attributable to the acquisition and construction of qualifying assets mainly in Brazil. Interests are capitalized at a borrowing rate ranging between 6% and 12%.

Following the acquisition of the remaining stake in Grupo Modelo, AB InBev recognized an exceptional expense of 101m US dollar in 2013 mainly composed of utilization fees and accelerated accretion expenses related to the 2012 Facilities Agreement. The accelerated accretion follows the repayment and termination of the 2012 Facilities Agreement in June 2013. See also Note 24 Interest-bearing loans and borrowings.

In 2011 AB InBev incurred 540m US dollar exceptional finance costs as a result of the repayments and refinancing of the senior facilities, generating negative mark-to-market adjustments resulting in hedging losses of 235m US dollar on interest rate swaps that became ineffective and incremental accretion expenses of 12m US dollar. Additionally, AB InBev incurred finance costs of 245m US dollar as a result of the early redemption of a 1.25 billion US dollar note maturing in January 2014 and bearing interest at a rate of 7.20%; and of 500m US dollar securities by Ambev, maturing in September 2013 and bearing interest at a rate of 8.75% (“Bond 13”). AB InBev also incurred incremental accretion expenses of 48m US dollar related to the early redemption of certain Anheuser-Busch notes.

Interest expense is presented net of the effect of interest rate derivative instruments hedging AB InBev’s interest rate risk – see also Note 29 Risks arising from financial instruments.

FINANCE INCOME

Million US dollar	2013	2012[1]	2011[1]
Interest income	286	206	324
Net gains on hedging instruments that are not part of a hedge accounting relationship	186	108	58
Net gains from hedge ineffectiveness	—	13	16
Other financial income	89	17	40

	561	344	438

Exception finance income	384	—	—

	945	344	438

In 2013, AB InBev incurred 186m US dollar (108m and 58m US dollar in 2012 and 2011, respectively) of net gains on hedging instruments that are not part of a hedge accounting relationship arising mainly from positive results on derivative contracts entered into to hedge risks associated with different share based payment programs, partially offset by costs of currency hedges.

Exceptional net finance income was 384m US dollar resulting from mark-to market adjustments on derivative instruments entered into to hedge the deferred share instrument issued in a transaction related to the combination with Grupo Modelo. By 31 December 2013, 100% of the deferred share instrument had been hedged at an average price of approximately 68 euro per share. See also Note 23 Changes in equity and earnings per share.

[1]	2012 and 2011 as Reported, adjusted to reflect the effects of retrospective application on the revised IAS 19 Employee Benefits (see Note 3 Summary of significant accounting policies).

No interest income was recognized on impaired financial assets.

The interest income stems from the following financial assets:

Million US dollar	2013	2012	2011
Cash and cash equivalents	209	132	167
Investment debt securities held for trading	21	41	95
Loans to customers	2	3	7
Other loans and receivables	54	30	55

	286	206	324

The interest income on other loans and receivables includes the interest accrued on cash deposits given as guarantees for certain legal proceedings pending resolution.

For further information on instruments hedging AB InBev’s foreign exchange risk see Note 29 Risks arising from financial instruments.

12.	INCOME TAXES

Income taxes recognized in the income statement can be detailed as follows:

Million US dollar	2013	2012[1]	2011[1]
Current tax expense
Current year	(2 130)	(2 125)	(2 188)
(Underprovided)/overprovided in prior years	132	242	115

	(1 998)	(1 883)	(2 073)

Deferred tax (expense)/income
Origination and reversal of temporary differences	(174)	267	196
(Utilization)/recognition of deferred tax assets on tax losses	153	(64)	10
Recognition of previously unrecognized tax losses	3	—	41

	(18)	203	247

Total income tax expense in the income statement	(2 016)	(1 680)	(1 826)

The reconciliation of the effective tax rate with the aggregated weighted nominal tax rate can be summarized as follows:

Million US dollar	2013	2012[1]	2011[1]
Profit before tax	18 534	11 005	9 685
Deduct share of result of associates	294	624	623

Profit before tax and before share of result of associates	18 240	10 381	9 062

Adjustments on taxable basis
Expenses not deductible for tax purposes	801	241	342
Taxable intercompany dividends	135	394	303
Non-taxable financial and other income	(8 543)	(717)	(611)

	10 633	10 299	9 096

Aggregated weighted nominal tax rate	33.3%	32.8%	33.7%

Tax at aggregated weighted nominal tax rate	(3 545)	(3 379)	(3 065)

Adjustments on tax expense
Utilization of tax losses not previously recognized	16	131	69
Recognition of deferred taxes assets on previous years’ tax losses	3	—	41
Write-down of deferred tax assets on tax losses and current year losses for which no deferred tax asset is recognized	(74)	(129)	(101)
(Underprovided)/overprovided in prior years	132	242	115
Tax savings from tax credits and special tax status	1 620	1 274	1 241
Change in tax rate	116	(18)	75
Withholding taxes	(425)	(143)	(152)
Other tax adjustments	141	342	(49)

	(2 016)	(1 680)	(1 826)
Effective tax rate	11.1%	16.2%	20.1%

The total income tax expense amounts to 2 016m US dollar in 2013 compared to 1 680m US dollar in 2012 and 1 826m US dollar in 2011. The effective tax rate decreased from 16.2% to 11.1% from 2012 to 2013. The decrease of the effective tax rate mainly results from the non-taxable nature of the exceptional gain related to the fair value adjustment on the initial investment held in Grupo Modelo (see also Note 6 Acquisitions and disposals of subsidiaries and Note 8 Exceptional items), gains from certain

[1]	2012 and 2011 as Reported, adjusted to reflect the effects of retrospective application on the revised IAS 19 Employee Benefits (see Note 3 Summary of significant accounting policies).

derivatives related to the hedging of share-based payment programs, changes of profit mix to countries with lower marginal tax rates, as well as incremental income tax benefits. This decrease was partially offset by the combination with Grupo Modelo, which has a nominal tax rate of 30%. The decrease in the effective tax rate in 2012 compared to 2011 mainly results from a shift in profit mix to countries with lower marginal tax rates, incremental tax benefits in Brazil, as well as favorable outcomes on tax claims.

Income taxes were directly recognized in other comprehensive income as follows:

Million US dollar	2013	2012	2011
Income tax (losses)/gains
Re-measurements of post-employment benefits	(289)	140	253
Cash flow hedges	(12)	(37)	(26)
Net investment hedges	8	68	33

13.	PROPERTY, PLANT AND EQUIPMENT

	2013					2012
Million US dollar	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total	Total
Acquisition cost
Balance at end of previous year	8 173	19 988	3 328	1 619	33 108	31 357
Effect of movements in foreign exchange	(297)	(801)	(142)	(119)	(1 359)	(450)
Acquisitions	21	476	164	2 862	3 523	3 032
Acquisitions through business combinations	1 771	2 078	483	486	4 818	384
Disposals	(142)	(1 150)	(409)	4	(1 697)	(1 043)
Disposals through the sale of subsidiaries	—	—	—	—	—	(17)
Transfer (to)/from other asset categories and other movements	442	1 823	236	(2 787)	(286)	(155)

Balance at end of the period	9 968	22 414	3 660	2 065	38 107	33 108

Depreciation and impairment losses
Balance at end of previous year	(2 616)	(11 510)	(2 518)	(3)	(16 647)	(15 335)
Effect of movements in foreign exchange	64	402	84	(1)	549	156
Disposals	74	1 056	340	—	1 470	906
Disposals through the sale of subsidiaries	—	—	—	—	—	4
Depreciation	(358)	(1 866)	(343)	—	(2 567)	(2 401)
Impairment losses	(4)	(61)	(4)	(1)	(70)	(62)
Transfer to/(from) other asset categories and other movements	16	32	(3)	2	47	85

Balance at end of the period	(2 824)	(11 947)	(2 444)	(3)	(17 218)	(16 647)

Carrying amount
at 31 December 2012	5 557	8 478	810	1 616	16 461	16 461
at 31 December 2013	7 144	10 467	1 216	2 062	20 889	—

The transfer (to)/from other asset categories and other movements mainly relates to transfers from assets under construction to their respective asset categories, to contributions of assets to pension plans and to the separate presentation in the balance sheet of property, plant and equipment held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations.

The carrying amount of property, plant and equipment subject to restrictions on title amounts to 84m US dollar as at 31 December 2013 (2012: 104m US dollar).

Contractual commitments to purchase property, plant and equipment amounted to 591m US dollar as at 31 December 2013 compared to 415m US dollar as at 31 December 2012. The increase results from projects mainly in Brazil and China.

14.	GOODWILL

Million US dollar	2013	2012
Acquisition cost
Balance at end of previous year	51 773	51 309
Effect of movements in foreign exchange	(1 799)	(643)
Purchases of non-controlling interest	(29)	(6)
Acquisitions through business combinations	19 988	1 113

Balance at end of year	69 933	51 773

Impairment losses
Balance at end of previous year	(7)	(7)
Impairment losses	—	—

Balance at end of year	(7)	(7)

Carrying amount
at 31 December 2012	51 766	51 766
at 31 December 2013	69 927	—

Current year acquisitions through business combinations primarily reflect the Modelo combination. This transaction resulted in the recognition of goodwill of 19 592m US dollar. The other business combinations that took place in 2013 resulted in goodwill recognition of 380m US dollar following the acquisition of four breweries in China, different distributors in Brazil and a wholesaler in the United States. The contingent consideration from the purchase of Cervecería Nacional Dominicana S.A. also led to the recognition of an additional goodwill of 16m US dollar.

The business combination that resulted in the recognition of goodwill in 2012 were the acquisition of Cervecería Nacional Dominicana S.A. in Dominican Republic in May 2012, the acquisition of 2 distributors in the United States and the acquisition of 2 companies by Ambev in Brazil - see also Note 6 Acquisitions and disposals of subsidiaries.

The carrying amount of goodwill was allocated to the different business unit levels as follows:

Million US dollar Business unit	2013	2012
USA	32 654	32 654
Mexico	19 171	—
Brazil	7 669	8 743
China	2 317	1 925
Canada	1 945	2 078
Germany/Italy/Switzerland/Austria	1 535	1 469
Argentina and other Hispanic Latin America countries	1 181	1 345
Dominican Republic	1 037	1 089
Russia/Ukraine	960	1 057
Global Export/Spain	731	698
UK/Ireland	624	609
Belgium/Netherlands/France/Luxemburg	103	99

	69 927	51 766
AB InBev completed its annual impairment test for goodwill and concluded, based on the assumptions described below, that no impairment charge was warranted. The company cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the asset values reported. AB InBev believes that all of its estimates are reasonable: they are consistent with the internal reporting and reflect management’s best estimates. However, inherent uncertainties exist that management may not be able to control. During its valuation, the company ran sensitivity analysis for key assumptions including the weighted average cost of capital and the terminal growth rate, in particular for the valuations of the US, Brazil and Mexico, countries that show the highest goodwill. While a change in the estimates used could have a material impact on the calculation of the fair values and trigger an impairment charge, the company, based on sensitivity analysis performed around the base case assumptions is not aware of any reasonably possible change in a key assumption used that would cause a business unit’s carrying amount to exceed its recoverable amount.

Goodwill impairment testing relies on a number of critical judgments, estimates and assumptions. Goodwill, which accounted for approximately 49% of AB InBev’s total assets as at 31 December 2013, is tested for impairment at the business unit level (that is one level below the reporting segments). The business unit level is the lowest level at which goodwill is monitored for internal management purposes. Whenever a business combination occurs, goodwill is allocated as from the acquisition date, to each of AB InBev’s business units that are expected to benefit from the synergies of the combination.

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

•

Cash flows after the first ten-year period are extrapolated generally using expected annual long-term consumer price indices (CPI), based on external sources, in order to calculate the terminal value, considering sensitivities on this metric. For the three main cash generating units, the terminal growth rate applied ranged between 0.0% and 2.3% for the US; 0.0% and 3.3% for Brazil and 0.0% and 2.6% for Mexico;

•

Projections are made in the functional currency of the business unit and discounted at the unit’s weighted average cost of capital (WACC), considering sensitivities on this metric. The WACC ranged primarily between 7% and 30% in US dollar nominal terms for goodwill impairment testing conducted for 2013. For the three main cash generating units, the WACC applied in US dollar nominal terms ranged between 7% and 9% for the US, 9% and 11% for Brazil, and 8% and 10% for Mexico.

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

15.	INTANGIBLE ASSETS

	2013					2012
Million US dollar	Brands	Commercial intangibles	Software	Other	Total	Total
Acquisition cost
Balance at end of previous year	22 124	2 421	979	344	25 868	25 073
Effect of movements in foreign exchange	(220)	(6)	(20)	6	(240)	(33)
Acquisitions through business combinations	4 564	303	170	31	5 068	540
Acquisitions and expenditures	2	128	300	113	543	281
Disposals	—	(39)	(242)	(5)	(286)	(30)
Transfer (to)/from other asset categories and other movements	21	(25)	153	29	178	37

Balance at end of period	26 491	2 782	1 340	518	31 131	25 868

Amortization and impairment losses
Balance at end of previous year	—	(682)	(768)	(47)	(1 497)	(1 255)
Effect of movements in foreign exchange	—	7	10	(1)	16	8
Amortization	—	(190)	(125)	(19)	(334)	(284)
Impairment losses	—	(3)	(7)	—	(10)	—
Disposals	—	36	12	4	52	29
Transfer to/(from) other asset categories and other movements	—	2	(24)	2	(20)	5

Balance at end of period	—	(830)	(902)	(61)	(1 793)	(1 497)

Carrying value
at 31 December 2012	22 124	1 739	211	297	24 371	24 371
at 31 December 2013	26 491	1 952	438	457	29 338	—

Current year acquisitions through business combinations primarily reflect the Modelo combination which resulted in the recognition of brands and commercial intangibles with an indefinite life of 4 698m US dollar and intangible assets with a finite life of 214m US dollar, which primarily consists of software and distribution agreements. These are being amortized over the term of the associated contracts ranging from 5 to 20 years.

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

Intangible assets with indefinite useful lives are comprised primarily of brands and certain distribution rights that AB InBev purchases for its own products, and are tested for impairment during the fourth quarter of the year or whenever a triggering event has occurred. As of 31 December 2013, the carrying amount of the intangible assets amounted to 29 338m US dollar (31 December 2012: 24 371m US dollar; 2011: 23 818m US dollar) of which 27 593m US dollar was assigned an indefinite useful life (2012: 22 984m US dollar; 2011: 22 462m US dollar) and 1 745m US dollar a finite life (2012: 1 387m US dollar; 2011: 1 356m US dollar).

The carrying amount of intangible assets with indefinite useful lives was allocated to the different countries as follows:

Million US dollar Country	2013	2012
USA	21 414	21 340
Mexico	4 608	—
Dominican Republic	399	425
Argentina	220	292
China	330	280
Paraguay	187	201
Bolivia	171	171
UK	111	108
Uruguay	47	52
Canada	38	40
Russia	25	27
Chile	24	26
Germany	19	19
Brazil	—	3

	27 593	22 984

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

16.	INVESTMENT IN ASSOCIATES

Million US dollar	2013	2012
Balance at end of previous year	7 090	6 696
Effect of movements in foreign exchange	123	485
Acquisition through business combination	75	—
Share of results of associates	294	624
Dividends	(604)	(719)
Transfer to other categories	(6 793)	—
Other movements	2	4

Balance at end of the period	187	7 090

Following the AB InBev and Grupo Modelo combination, AB InBev is fully consolidating Grupo Modelo in the AB InBev consolidated financial statements as of 4 June 2013, which resulted in the derecognition of the investment in associates previously held in Grupo Modelo at the same date. In line with IFRS 3, the initial stake in Grupo Modelo was re-valued at its deemed fair value at the acquisition date, resulting in an exceptional, non-cash gain reported in the consolidated income statement – see also Note 6 Acquisitions and disposals of subsidiaries and Note 8 Exceptional items.

17.	INVESTMENT SECURITIES

Million US dollar	2013	2012
Non-current investments
Investments in unquoted companies – available for sale	170	231
Debt securities held to maturity	23	25

	193	256

Current investments
Debt securities available for sale	—	91
Debt securities held for trading	123	6 736

	123	6 827

AB InBev raised a series of bonds in 2012 and in the first quarter of 2013 to support the Modelo combination. The excess liquidity resulting from these bonds was mainly invested in short-term; highly liquid, debt securities and US Treasury Bills pending the closing of the Modelo combination which occurred on 4 June 2013.

As of 31 December 2013, current debt securities of 123m US dollar mainly represented investments in Brazilian real denominated government debt securities. The company’s investments in such short-term debt securities are primarily to facilitate liquidity and for capital preservation.

AB InBev’s exposure to equity price risk is disclosed in Note 29 Risks arising from financial instruments. The equity securities available for sale consist mainly of investments in unquoted companies and are measured at cost as their fair value cannot be reliably determined.

18.	DEFERRED TAX ASSETS AND LIABILITIES

The amount of deferred tax assets and liabilities by type of temporary difference can be detailed as follows:

	2013
Million US dollar	Assets	Liabilities	Net
Property, plant and equipment	490	(2 879)	(2 389)
Intangible assets	234	(9 812)	(9 578)
Goodwill	37	(18)	19
Inventories	101	(91)	10
Investment in associates	—	(1 280)	(1 280)
Trade and other receivables	81	(47)	34
Interest-bearing loans and borrowings	90	(517)	(427)
Employee benefits	885	(35)	850
Provisions	286	(24)	262
Derivatives	57	(10)	47
Other items	1 060	(663)	397
Loss carry forwards	394	—	394

Gross deferred tax assets/(liabilities)	3 715	(15 376)	(11 661)

Netting by taxable entity	(2 535)	2 535

Net deferred tax assets/(liabilities)	1 180	(12 841)	(11 661)

	2012
Million US dollar	Assets	Liabilities	Net
Property, plant and equipment	452	(2 538)	(2 086)
Intangible assets	179	(8 547)	(8 368)
Goodwill	51	(14)	37
Inventories	81	(87)	(6)
Investment in associates	4	(1 319)	(1 315)
Trade and other receivables	51	(3)	48
Interest-bearing loans and borrowings	150	(491)	(341)
Employee benefits	1 320	(14)	1 306
Provisions	291	(21)	270
Derivatives	214	(40)	174
Other items	100	(422)	(322)
Loss carry forwards	242	—	242

Gross deferred tax assets/(liabilities)	3 135	(13 496)	(10 361)

Netting by taxable entity	(2 328)	2 328	—

Net deferred tax assets/(liabilities)	807	(11 168)	(10 361)

The change in net deferred taxes recorded in the consolidated statement of financial position can be detailed as follows:

Million US dollar	2013	2012[1]	2011[1]
Balance at 1 January	(10 361)	(10 606)	(11 165)
Recognized in profit or loss	(18)	203	217
Recognized in other comprehensive income	(293)	171	289
Acquisitions through business combinations	(1 143)	(145)	(15)
Other movements	154	16	68

Balance at 31 December	(11 661)	(10 361)	(10 606)

Net deferred tax assets and liabilities increased from prior year mainly due to deferred tax liabilities associated with the Modelo combination.

Most of the temporary differences are related to the fair value adjustment on intangible assets with indefinite useful lives and property, plant and equipment acquired in a business combination. The realization of such temporary differences is unlikely to revert within 12 months.

On 31 December 2013, a deferred tax liability of 41m US dollar (2012: 31m US dollar) relating to investment in subsidiaries has not been recognized because management believes that this liability will not be incurred in the foreseeable future.

Tax losses carried forward and deductible temporary differences on which no deferred tax asset is recognized amount to 2 282m US dollar (2012: 2 366m US dollar). 718m US dollar of these tax losses and deductible temporary differences do not have an expiration date, 111m US dollar, 117m US dollar and 116m US dollar expire within respectively 1, 2 and 3 years, while 1 220m US dollar have an expiration date of more than 3 years. Deferred tax assets have not been recognized on these items because it is not probable that future taxable profits will be available against which these tax losses and deductible temporary differences can be utilized and the company has no tax planning strategy currently in place to utilize these tax losses and deductible temporary differences.

19.	INVENTORIES

Million US dollar	2013	2012
Prepayments	78	39
Raw materials and consumables	1 717	1 508
Work in progress	326	267
Finished goods	761	656
Goods purchased for resale	68	30

	2 950	2 500
Inventories other than work in progress
Inventories stated at net realizable value	29	—
Carrying amount of inventories subject to collateral	—	—

The cost of inventories recognized as an expense in 2013 amounts to 17 594m US dollar, included in cost of sales. In 2012 this expense amounted to 16 422m US dollar and in 2011 to 16 634m US dollar.

Impairment losses on inventories recognized in 2013 amount to 59m US dollar (2012: 66m US dollar; 2011: 21m US dollar).

[1]	2012 and 2011 as Reported, adjusted to reflect the effects of retrospective application on the revised IAS 19 Employee Benefits (see Note 3 Summary of significant accounting policies).

20.	TRADE AND OTHER RECEIVABLES

NON-CURRENT TRADE AND OTHER RECEIVABLES

Million US dollar	2013	2012
Cash deposits for guarantees	240	272
Loans to customers	65	21
Deferred collection on disposals	37	38
Tax receivable, other than income tax	198	177
Derivatives	120	241
Trade and other receivables	592	479

	1 252	1 228

For the nature of cash deposits for guarantees see Note 31 Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other.

CURRENT TRADE AND OTHER RECEIVABLES

Million US dollar	2013	2012
Trade receivables and accrued income	2 935	2 736
Interest receivable	38	67
Tax receivable, other than income tax	429	283
Derivatives	607	398
Loans to customers	50	9
Prepaid expenses	616	453
Other receivables	687	77

	5 362	4 023

As of 31 December 2013, AB InBev recognized a receivable of 558m US dollar, collectable in 2014, related to the post-closing adjustment of the sale of the US business to Constellation (see also Note 6 Acquisitions and disposals of subsidiaries).

The fair value of trade and other receivables, excluding derivatives, equals their carrying amounts as the impact of discounting is not significant.

The ageing of the current trade receivables and accrued income, interest receivable, other receivables and current and non-current loans to customers can be detailed as follows for 2013 and 2012 respectively:

	Net carrying amount as of December 31, 2013	Of which: neither impaired nor past due on the reporting date	Of which not impaired as of the reporting date and past due
			Less than 30 days	Between 30 and 59 days	Between 60 and 89 days	More than 90 days
Trade receivables and accrued income	2 935	2 738	139	24	11	23
Loans to customers	115	105	—	1	1	8
Interest receivable	38	38	—	—	—	—
Other receivables	687	687	—	—	—	—

	3 775	3 568	139	25	12	31

	Net carrying amount as of December 31, 2012	Of which: neither impaired nor past due on the reporting date	Of which not impaired as of the reporting date and past due
			Less than 30 days	Between 30 and 59 days	Between 60 and 89 days	More than 90 days
Trade receivables and accrued income	2 736	2 588	107	23	14	4
Loans to customers	30	29	—	—	—	1
Interest receivable	67	67	—	—	—	—
Other receivables	77	77	—	—	—	—

	2 910	2 761	107	23	14	5

In accordance with IFRS 7 Financial Instruments: Disclosures the above analysis of the age of financial assets that are past due as at the reporting date but not impaired, also includes the non-current part of loans to customers. Past due amounts were not impaired when collection is still considered likely, for instance because the amounts can be recovered from the tax authorities or AB InBev has sufficient collateral. Impairment losses on trade and other receivables recognized in 2013 amount to 85m US dollar (2012: 40m US dollar).

AB InBev’s exposure to credit, currency and interest rate risks is disclosed in Note 29 Risks arising from financial instruments.

21.	CASH AND CASH EQUIVALENTS

Million US dollar	2013	2012
Short-term bank deposits	7 109	2 741
US Treasury Bills	—	1 000
Cash and bank accounts	2 730	3 310

Cash and cash equivalents	9 839	7 051
Bank overdrafts	(6)	—

	9 833	7 051

AB InBev raised a series of bonds in 2012 and in the first quarter of 2013 to support the Modelo combination. The excess liquidity resulting from these bonds was mainly invested in short-term debt, highly liquid, securities and US Treasury Bills pending the closing of the Modelo combination which occurred on 4 June 2013. See also note 17 Investment securities and note 24 Interest-bearing loans and borrowings.

The cash outstanding per 31 December 2013 includes restricted cash for an amount of 1 512m US dollar. This restricted cash includes 1 504m US dollar deposited with a Trust established and funded on 4 June 2013, following the closing of the AB InBev and Grupo Modelo combination. The Trust will accept further tender of shares by Grupo Modelo shareholders at a price of 9.15 US dollar per share over a period of up to 25 months. AB InBev set up a liability for the Grupo Modelo shares it did not acquire by 31 December 2013 – see also Note 28 Trade and other payables.

The restricted cash also includes 8m US dollar for the outstanding consideration payable to former Anheuser-Busch shareholders who did not yet claim the proceeds from the 2008 Anheuser-Busch combination (the related payable is recognized as a deferred consideration on acquisition).

22.	ASSETS AND LIABILITIES HELD FOR SALE

	Assets		Liabilities
Million US dollar	2013	2012	2013	2012
Balance at the end of previous year	34	1	—	—
Effect of movements in foreign exchange	(4)	1	—	—
Addition through business combination	5 385	2	—	—
Disposals	(4 844)	(6)	—	1
Impairment loss	—	—	—	—
Transfers from other asset categories	(487)	36	—	(1)

Balance at end of year	84	34	—	—

The 2013 additions and disposals of assets held for sale are explained by the combination with Grupo Modelo and the sale by Grupo Modelo of its US business to Constellation Brands. See also Note 6 Acquisitions and disposals of subsidiaries.

23.	CHANGES IN EQUITY AND EARNINGS PER SHARE

STATEMENT OF CAPITAL

2013:

The tables below summarize the changes in issued capital and treasury shares during the year:

Issued capital
ISSUED CAPITAL	Million shares	Million US dollar
At the end of the previous year	1 607	1 734
Changes during the year	1	1

	1 608	1 735

TREASURY SHARES	Treasury shares		Result on the use of treasury shares
	Million shares	Million US dollar	Million US dollar
At the end of the previous year	4.7	(241)	(759)
Changes during the year	(3.1)	144	(18)

	1.6	(97)	(777)

2012:
ISSUED CAPITAL	Issued capital
	Million shares	Million US dollar
At the end of the previous year	1 606	1 734
Changes during the year	1	—

	1 607	1 734

TREASURY SHARES	Treasury shares		Result on the use of treasury shares
	Million shares	Million US dollar	Million US dollar
At the end of the previous year	8.1	(394)	(743)
Changes during the year	(3.4)	153	(16)

	4.7	(241)	(759)

As at 31 December 2013, the total issued capital of 1 735m US dollar is represented by 1 607 844 590 shares without face value, of which 386 932 946 registered shares, 16 574 bearer shares and 1 220 895 070 dematerialized shares. For a total amount of capital of 1.6m US dollar (1.2m euro), there are still 1 499 587 of subscription rights outstanding corresponding with a maximum of 1 499 587 shares to be issued. The total of authorized, un-issued capital amounts to 51m US dollar (37m euro).

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

Capital contributions in subsidiaries, mainly in the zone Latin America North, subscribed by non-controlling interest amounted to 38.4m US dollar in 2013.

CHANGES IN OWNERSHIP INTERESTS

In compliance with IAS 27, the acquisition of additional shares in a subsidiary is accounted for as an equity transaction with owners.

During 2013, AB InBev purchased non-controlling interests in subsidiaries for a total consideration of 72m US dollar. As the related subsidiaries were already fully consolidated, the purchases did not impact AB InBev’s profit, but reduced the non-controlling interests and thus impacted the profit attributable to equity holders of AB InBev.

REPORT ACCORDING TO ARTICLE 624 OF THE BELGIAN COMPANIES CODE - PURCHASE OF OWN SHARES

During the year 2013, AB InBev did not purchase any of its shares.

During 2013, the company proceeded with the following sale transactions:

•

132 311 shares were sold to members of the Ambev senior management who were transferred to AB InBev. The sale occurred according to a share exchange program at a price reduced with 16.66 % compared to the market price, in order to encourage management mobility;

•	222 630 shares were granted to executives of the group according to the company’s executive remuneration policy;

•

528 037 shares were granted to executives of the company in exchange for unvested options, in order to maintain consistency of granted benefits and encourage management mobility, in particular for the benefit of executives moving to the United States. The shares are subject to a lock-up period until 31 December 2018;

•	Finally, 2 214 368 shares were sold, as a result of the exercise of options granted to employees of the group.

At the end of the period, the group owned 1 618 802 own shares of which 1 093 369 were held directly by AB InBev.

The par value of the shares is 0.77 euro. As a consequence, the shares that were sold during the year 2013 represent 3 289 090 US dollar (2 384 956 euro) of the subscribed capital and the shares that the company still owned at the end of 2013 represent 1 719 017 US dollar (1 246 478 euro) of the subscribed capital.

DIVIDENDS

On 30 October 2013, an interim dividend of 0.60 euro per share or approximately 963m euro was approved by the Board of Directors. This dividend was paid out on 18 November 2013. On 25 February 2014, in addition to the interim dividend paid on 18 November 2013, a dividend of 1.45 euro per share or approximately 2 322m euro was proposed by the Board of Directors, reflecting a total dividend payment for 2013 fiscal year of 2.05 euro per share or approximately 3 285m euro.

In accordance with the IAS 10 Events after the balance sheet date, the February 2014 dividend has not been recorded in the 2013 financial statements.

On 24 April 2013, a dividend of 1.70 euro per share or approximately 2 725m euro was approved at the shareholders meeting. This dividend was paid out on 2 May 2013.

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

DEFERRED SHARE INSTRUMENT

In a transaction related to the combination with Grupo Modelo, select Grupo Modelo shareholders committed, upon tender of their Grupo Modelo shares, to acquire 23 076 923 AB InBev shares to be delivered within 5 years for consideration of approximately 1.5 billion US dollar. The consideration was paid on 5 June 2013. Pending the delivery of the AB InBev shares, AB InBev will pay a coupon on each undelivered AB InBev share, so that the Deferred Share Instrument holders are compensated on an after tax basis, for dividends they would have received had the AB InBev shares been delivered to them prior to the record date for such dividend.

The deferred share instrument is classified as an equity instrument, in line with the IAS 32, as the number of shares and consideration received are fixed. The coupon to compensate for the dividend equivalent is reported through equity. On 18 November 2013, the company paid a coupon of 0.60 euro per share or approximately 18m US dollar.

AB InBev included the weighted average number of shares promised via the deferred share instruments as of 5 June 2013 in the calculation of the basic and diluted earnings per shares.

EARNINGS PER SHARE

The calculation of basic earnings per share is based on the profit attributable to equity holders of AB InBev of 14 394m US dollar (2012: 7 160m US dollar; 2011: 5 779m US dollar) and a weighted average number of ordinary shares (including deferred share instruments) outstanding during the year, calculated as follows:

Million shares	2013	2012	2011
Issued ordinary shares at 1 January, net of treasury shares	1 602	1 598	1 593
Effect of shares issued and share buyback programs	2	2	2
Effect of undelivered shares under the deferred share instrument	13	—	—

Weighted average number of ordinary shares at 31 December	1 617	1 600	1 595

The calculation of diluted earnings per share is based on the profit attributable to equity holders of AB InBev of 14 394m US dollar (2012: 7 160m US dollar; 2011: 5 779m US dollar) and a weighted average number of ordinary shares (diluted) outstanding (including deferred share instruments) during the year, calculated as follows:

Million shares	2013	2012	2011
Weighted average number of ordinary shares at 31 December	1 604	1 600	1 595
Effect of undelivered shares under the deferred share instrument	13	—	—
Effect of share options, warrants and restricted stock units	33	28	19

Weighted average number of ordinary shares (diluted) at 31 December	1 650	1 628	1 614

The calculation of earnings per share before exceptional items is based on the profit after tax and before exceptional items, attributable to equity holders of AB InBev. A reconciliation of profit before exceptional items, attributable to equity holders of AB InBev to profit attributable to equity holders of AB InBev is calculated as follows:

Million US dollar	2013	2012[1]	2011[1]
Profit before exceptional items, attributable to equity holders of AB InBev	7 936	7 201	6 375
Exceptional items, after taxes, attributable to equity holders of AB InBev (refer Note 8)	6 175	(23)	(174)
Exceptional finance cost, after taxes, attributable to equity holders of AB InBev (refer Note 8)	283	(18)	(422)

Profit attributable to equity holders of AB InBev	14 394	7 160	5 779

The table below sets out the EPS calculation:

Million US dollar	2013	2012[1]	2011[1]
Profit attributable to equity holders of AB InBev	14 394	7 160	5 779
Weighted average number of ordinary shares	1 617	1 600	1 595
Basic EPS	8.90	4.48	3.62

Profit before exceptional items, attributable to equity holders of AB InBev	7 936	7 201	6 375
Weighted average number of ordinary shares	1 617	1 600	1 595
EPS before exceptional items	4.91	4.50	4.00

Profit attributable to equity holders of AB InBev	14 394	7 160	5 779
Weighted average number of ordinary shares (diluted)	1 650	1 628	1 614
Diluted EPS	8.72	4.40	3.58

Profit before exceptional items, attributable to equity holders of AB InBev	7 936	7 201	6 375
Weighted average number of ordinary shares (diluted)	1 650	1 628	1 614
Diluted EPS before exceptional items	4.81	4.42	3.95

The average market value of the company’s shares for purposes of calculating the dilutive effect of share options and restricted stock units was based on quoted market prices for the period that the options and restricted stock units were outstanding. 8.9m share options were anti-dilutive and not included in the calculation of the dilutive effect as at 31 December 2013.

24.	INTEREST-BEARING LOANS AND BORROWINGS

This note provides information about the company’s interest-bearing loans and borrowings. For more information about the company’s exposure to interest rate and foreign currency risk, refer to Note 29 Risks arising from financial instruments.

[1]	2012 and 2011 as Reported, adjusted to reflect the effects of retrospective application on the revised IAS 19 Employee Benefits (see Note 3 Summary of significant accounting policies).

NON-CURRENT LIABILITIES Million US dollar	2013	2012
Secured bank loans	192	119
Unsecured bank loans	349	627
Unsecured bond issues	40 526	37 988
Unsecured other loans	75	79
Finance lease liabilities	132	138

	41 274	38 951

CURRENT LIABILITIES Million US dollar	2013	2012
Secured bank loans	94	32
Commercial papers	2 065	2 088
Unsecured bank loans	345	413
Unsecured bond issues	5 327	2 840
Secured other loans	—	5
Unsecured other loans	12	9
Finance lease liabilities	3	3

	7 846	5 390

The current and non-current interest-bearing loans and borrowings amount to 49.1 billion US dollar as of 31 December 2013, compared to 44.3 billion US dollar as of 31 December 2012.

In connection with the announcement on 29 June 2012 of the acquisition of the remaining stake in Grupo Modelo that it did not already own, AB InBev entered into a 14.0 billion US dollar long-term bank financing, dated as of 20 June 2012. The new financing consisted of a 14.0 billion US dollar facilities agreement (“2012 Facilities Agreement”) comprising of “Facility A”, a term facility with a maximum maturity of two years from the funding date for up to 6.0 billion US dollar principal amount and “Facility B” a three-year term facility for up to 8.0 billion US dollar principal amount bearing interest at a floating rate equal to LIBOR, plus margins. In November 2012, the US principal amount of “Facility A” was reduced to 5.1 billion US dollar, following a voluntary cancellation option under the 2012 Facilities Agreement and on 31 May 2013, the company opted to cancel the remaining commitments under “Facility A”. On 3 June 2013, the company drew down 8.0 billion US dollar under “Facility B” to finance the Modelo combination. In June 2013, AB InBev fully repaid the portion of the 2012 Facilities Agreement that was drawn for the combination and terminated the 2012 Facilities Agreement. As of 31 December 2013, no amount remains outstanding under the 2012 Facilities Agreement.

Furthermore, AB InBev raised the following bonds to support the Modelo combination:

•

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

•	On 23 January 2013, AB InBev issued 500m euro aggregate principal amount of fixed rate notes due in 2033 and bearing interest at an annual rate of 3.250%.

•

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

In addition to the above, on 24 September 2013, AB InBev issued 750m euro aggregate principal amount of fixed rate notes due in 2020 bearing interest at an annual rate of 2.250% and 500m pound sterling aggregate principal amount of fixed rate notes due in 2025 bearing interest at an annual rate of 4.000%. The use of the proceeds of such issuance was for general corporate purposes.

Effective 20 August 2013, AB InBev amended the terms of the 8.0 billion US dollar 5-year 2010 Senior Facilities, originally entered into in February 2010 and subsequently amended to extend the maturity until July 2016. The August 2013 amendment provides an extension of 7.2 billion US dollar of the 5-year revolving credit facility to a revised maturity of July 2018. As of 31 December 2013, there are no amounts drawn under the 8.0 billion US dollar 2010 Senior Facilities.

During 2013, AB InBev early redeemed 22m US dollar aggregate principal amount of Anheuser-Busch fixed rate notes with maturities in 2034 and 2041.

Commercial papers amount to 2.1 billion US dollar as of 31 December 2013 and include programs in US dollar and euro with a total authorized issuance up to 3.0 billion US dollar and 1.0 billion euro, respectively.

AB InBev is in compliance with all its debt covenants as of 31 December 2013. The 2012 Facilities Agreement and the 2010 Senior Facilities do not include restrictive financial covenants.

TERMS AND DEBT REPAYMENT SCHEDULE AT 31 DECEMBER 2013 Million US dollar	Total	1 year or less	1-2 years	2-3 years	3-5 years	More than 5 years
Secured bank loans	286	94	81	46	30	35
Commercial papers	2 065	2 065	—	—	—	—
Unsecured bank loans	694	345	170	142	37	—
Unsecured bond issues	45 853	5 327	4 587	2 465	8 677	24 797
Unsecured other loans	87	12	22	15	10	28
Finance lease liabilities	135	3	3	4	7	118

	49 120	7 846	4 863	2 672	8 761	24 978

TERMS AND DEBT REPAYMENT SCHEDULE AT 31 DECEMBER 2012 Million US dollar	Total	1 year or less	1-2 years	2-3 years	3-5 years	More than 5 years
Secured bank loans	151	32	48	23	26	22
Commercial papers	2 088	2 088	—	—	—	—
Unsecured bank loans	1 040	413	264	207	150	6
Unsecured bond issues	40 828	2 840	5 318	4 679	6 879	21 112
Secured other loans	5	5	—	—	—	—
Unsecured other loans	88	9	12	12	11	44
Finance lease liabilities	141	3	3	4	9	122

	44 341	5 390	5 645	4 925	7 075	21 306

FINANCE LEASE LIABILITIES Million US dollar	2013 Payments	2013 Interests	2013 Principal	2012 Payments	2012 Interests	2012 Principal
Less than one year	14	11	3	14	11	3
Between one and two years	14	11	3	14	11	3
Between two and three years	13	10	3	16	11	5
Between three and five years	28	20	8	29	21	8
More than 5 years	186	68	118	201	79	122

	255	120	135	274	133	141

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

AB InBev’s net debt increased to 38.8 billion US dollar as of 31 December 2013, from 30.1 billion US dollar as of 31 December 2012. Apart from operating results net of capital expenditures, the net debt is mainly impacted by the payment associated with the Modelo combination net of the cash acquired and the proceeds from the sales to Constellation (13.0 billion US dollar), the proceeds from the deferred share instruments (1.5 billion US dollar), dividend payments to shareholders of AB InBev and Ambev (6.3 billion US dollar), the payment of interests and taxes (4.2 billion US dollar) and the impact of changes in foreign exchange rates (606m US dollar increase of net debt). – See also note 6 – Acquisitions and disposals of subsidiaries.

The following table provides a reconciliation of AB InBev’s net debt as of the dates indicated:

Million US dollar	2013	2012
Non-current interest-bearing loans and borrowings	41 274	38 951
Current interest-bearing loans and borrowings	7 846	5 390

	49 120	44 341
Bank overdrafts	6	—
Cash and cash equivalents	(9 839)	(7 051)
Interest bearing loans granted (included within Trade and other receivables)	(310)	(324)
Debt securities (included within Investment securities)	(146)	(6 852)

Net debt	38 831	30 114

25.	EMPLOYEE BENEFITS

AB InBev sponsors various post-employment benefit plans world-wide. These include pension plans, both defined contribution plans, and defined benefit plans, and other post-employment benefits (OPEB). In accordance with IAS 19 Employee Benefits post-employment benefit plans are classified as either defined contribution plans or defined benefit plans.

DEFINED CONTRIBUTION PLANS

For defined contribution plans, AB InBev pays contributions to publicly or privately administered pension funds or insurance contracts. Once the contributions have been paid, the group has no further payment obligation. The regular contribution expenses constitute an expense for the year in which they are due. For 2013, benefits paid for defined contribution plans for the company amounted to 117m US dollar compared to 41m US dollar for 2012 and 39m US dollar for 2011.

DEFINED BENEFIT PLANS

During 2013, the company contributed to 67 defined benefit plans, of which 51 are retirement plans and 16 are medical cost plans. Most plans provide benefits related to pay and years of service. The Belgian, Dominican Republic, Canadian, Mexican, UK and US plans are partially funded. When plan assets are funded, the assets are held in legally separate funds set up in accordance with applicable legal requirements and common practice in each country. The medical cost plans in Canada, US, and Brazil provide medical benefits to employees and their families after retirement. Many of the defined benefit plans are closed to new entrants.

The present value of funded obligations includes a 201m US dollar liability related to two medical plans, for which the benefits are provided through the Fundação Antonio Helena Zerrenner (“FAHZ”). The FAHZ is a legally distinct entity which provides medical, dental, educational and social assistance to current and retired employees of Ambev. On 31 December 2013, the actuarial liabilities related to the benefits provided by the FAHZ are fully offset by an equivalent amount of assets existing in the fund. The net liability recognized in the balance sheet is nil.

The employee benefit net liability amounts to 2 852m US dollar as of 31 December 2013 compared to 3 675m US dollar as of 31 December 2012. In 2013, the fair value of the plan assets value increased by 672m US dollar and the defined benefit obligations increased by 19m US dollar. The decrease in the employee benefit net liability is mainly driven by favorable changes in discount rates (mainly in the US, Canada and Brazil) and positive asset returns (mainly in the US, Canada and UK), partially offset by unfavorable mortality assumptions changes in Canada and employee benefit liabilities associated with the Modelo combination.

The company’s net liability for post-employment and long-term employee benefit plans comprises the following at 31 December:

Million US dollar	2013	2012[1]
Present value of funded obligations	(7 939)	(7 812)
Fair value of plan assets	6 376	5 704

Present value of net obligations for funded plans	(1 563)	(2 108)
Present value of unfunded obligations	(1 134)	(1 243)

Present value of net obligations	(2 697)	(3 351)
Unrecognized asset	(137)	(307)

Net liability	(2 834)	(3 658)
Other long term employee benefits	(18)	(17)

Total employee benefits	(2 852)	(3 675)

Employee benefits amounts in the balance sheet:
Liabilities	(2 862)	(3 687)
Assets	10	12

Net liability	(2 852)	(3 675)

[1]	2012 as Reported, adjusted to reflect the effects of retrospective application on the revised IAS 19 Employee Benefits (see Note 3 Summary of significant accounting policies).

The changes in the present value of the defined benefit obligations are as follows:

Million US dollar	2013	2012[1]	2011
Defined benefit obligation at 1 January	(9 055)	(8 150)	(7 396)
Current service costs	(105)	(82)	(112)
Acquisition through business combination	(942)	(39)	—
Contribution by plan participants	(4)	(5)	(5)
Past service gain/(cost)	63	5	(101)
Interest cost	(428)	(429)	(441)
Actuarial gains/(losses) – demographic assumptions	(110)	25	(59)
Actuarial gains/(losses) – financial assumptions	729	(916)	(151)
Experience adjustments	33	48	(534)
(Losses)/gains on curtailments	88	28	5
Exchange differences	160	(42)	154
Settlements	—	—	6

Benefits paid	498	502	484

Defined benefit obligation at 31 December	(9 073)	(9 055)	(8 150)

As at the last valuation date, the present value of the defined benefit obligation was comprised of approximately 2.5 billion US dollar relating to active employees, 1.7 billion US dollar relating to deferred members and 4.9 billion US dollar relating to members in retirement.

The changes in the fair value of plan assets are as follows:

Million US dollar	2013	2012[1]	2011[1]
Fair value of plan assets at 1 January	5 704	5 095	5 074
Interest income	299	303	333
Administration costs	(23)	(19)	(24)
Acquisition through business combination	694	28	—
Return on plan assets excluding interest income	159	370	(131)
Contributions by AB InBev	324	416	449
Contributions by plan participants	4	5	5
Exchange differences	(141)	(8)	(151)
Other movements	(146)	(3)	—
Benefits paid net of administration costs	(498)	(483)	(460)

Fair value of plan assets at 31 December	6 376	5 704	5 095

Actual return on plans assets amounted to a gain of 458m US dollar in 2013 compared to a gain of 673m US dollar in 2012. The decrease is mainly driven by lower market returns particularly in Brazil. Actual return on plans assets amounted to a gain of 673m US dollar in 2012 compared to a gain of 202m US dollar in 2011. The decrease is mainly driven by lower market returns particularly in the US, Canada, UK, Brazil and Belgium.

The decrease in contributions by AB InBev (324m US dollar in 2013 versus 416m US dollar in 2012 and versus 449m US dollar in 2011) is primarily explained by lower required contributions in the US.

The acquisition through business combinations in 2013 stems from the Modelo combination.

The changes in the asset ceiling are as follows:

Million US dollar	2013	2012[1]	2011[1]
Asset ceiling impact at 1 January	(307)	(346)	(378)
Interest expense	(27)	(34)	(39)
Change in asset ceiling excluding amounts included in interest expense	197	73	71

Asset ceiling impact at 31 December	(136)	(307)	(346)

[1]	2012 and 2011 as Reported, adjusted to reflect the effects of retrospective application on the revised IAS 19 Employee Benefits (see Note 3 Summary of significant accounting policies).

The expense recognized in the income statement with regard to defined benefit plans can be detailed as follows:

Million US dollar	2013	2012[1]	2011[1]
Current service costs	(105)	(82)	(112)
Administration costs	(23)	(19)	(16)
Past service cost	63	—	(101)
(Losses)/gains on settlements or curtailments	88	29	`15

Profit from operations	23	(72)	214
Finance cost	(156)	(160)	(147)

Total employee benefit expense	(132)	(232)	361

As part of the Modelo integration into AB InBev, a curtailment has been recognized following the amendment of certain pension benefits. The effects of these changes are being recorded through the income statement and led to an additional income amount of 130m US dollar being recognized in 2013. This income amount has been partially offset by the increase in expense relating to the inclusion of Modelo’s benefit obligations as from 4 June 2013.

In 2011, past service cost mainly relates to early termination benefits in the US.

The employee benefit expense is included in the following line items of the income statement:

Million US dollar	2013	2012[1]	2011[1]
Cost of sales	(56)	(62)	(63)
Distribution expenses	(3)	(13)	(18)
Sales and marketing expenses	(8)	5	(6)
Administrative expenses	9	(1)	(24)
Other operating (expense)/income	2	—	—
Exceptional items	80	(1)	(103)
Finance Cost	(156)	(160)	(147)

	(132)	(232)	(361)

Weighted average assumptions used in computing the benefit obligations at the balance sheet date are as follows:

	2013
	United States	Canada	Mexico	Brazil	United Kingdom	AB InBev
Discount rate	4.9%	4.9%	7.8%	11.3%	4.6%	5.4%
Price inflation	—	2.0%	3.5%	4.5%	3.4%	2.7%
Future salary increases	2.0%	1.3%	—	7.7%	3.4%	3.3%
Future pension increases	—	—	3.5%	—	3.1%	2.7%
Medical cost trend rate	8.1%-5.0%	4.2%-4.5%	—	8.2%	—	7.6%-5.8%
Life expectation for a 65 year old male	83	85	83	85	87	84
Life expectation for a 65 year old female	85	87	83	88	89	87

	2012
	United States	Canada	Mexico	Brazil	United Kingdom	AB InBev
Discount rate	4.0%	4.2%	—	9.2%	4.7%	4.5%
Price inflation	—	2.0%	—	4.5%	2.8%	2.6%
Future salary increases	2.0%	1.3%	—	7.7%	2.8%	3.2%
Future pension increases	—	2.0%	—	—	2.7%	2.5%
Medical cost trend rate	7.3%-5.0%	5.5%-4.5%	—	8.2%	—	7.4%-6.0%
Life expectation for a 65 year old male	83	84	—	85	86	84
Life expectation for a 65 year old female	85	87	—	88	88	87

Through its defined benefit pension plans and post-employment medical plans, the company is exposed to a number of risks, the most significant are detailed below:

ASSET VOLATILITY

The plan liabilities are calculated using a discount rate set with reference to high quality corporate yields; if plan assets underperform this yield, the company’s net defined benefit obligation may increase. Most of the company’s funded plans hold a significant proportion of equities, which are expected to outperform corporate bonds in the long-term while providing volatility and risk in the short-term. As the plans mature, the company usually reduces the level of investment risk by investing more in assets that better match the liabilities. However, the company believes that due to the long-term nature of the plan liabilities, a level of continuing equity investment is an appropriate element of the company’s long-term strategy to manage the plans efficiently.

[1]	2012 and 2011 as Reported, adjusted to reflect the effects of retrospective application on the revised IAS 19 Employee Benefits (see Note 3 Summary of significant accounting policies).

CHANGES IN BOND YIELDS

A decrease in corporate bond yields will increase plan liabilities, although this will be partially offset by an increase in the value of the plans’ bond holdings.

INFLATION RISK

Some of the company’s pension obligations (i.e. United Kingdom) are linked to inflation, and higher inflation will lead to higher liabilities. The majority of the plan’s assets are either unaffected by or loosely correlated with inflation, meaning that an increase in inflation could potentially increase the company’s net benefit obligation.

LIFE EXPECTANCY

The majority of the plans’ obligations are to provide benefits for the life of the member, so increases in life expectancy will result in an increase in the plans’ liabilities.

In case of funded plans, the company ensures that the investment positions are managed within an asset-liability matching (ALM) framework that has been developed to achieve long-term investments that are in line with the obligations under the pension schemes. Within this framework, the company’s ALM objective is to match assets to the pension obligations by investing in long-term fixed interest securities with maturities that match the benefit payments as they fall due and in the appropriate currency. The company actively monitors how the duration and the expected yield of the investments are matching the expected cash outflows arising from the pension obligation. The company has not changed the processes used to manage its risks from previous periods.

The weighted average duration of the defined benefit obligation is 13.9 years (2012: 13.5 years).

The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions is:

Million US dollar	2013
	Change in assumption	Increase in assumption	Decrease in assumption
Discount rate	0.50%	(577)	629
Future salary increase	0.50%	25	(22)
Medical cost trend rate	1.00%	65	(61)
Longevity	One year	221	(226)

The above are purely hypothetical changes in individual assumptions holding all other assumptions constant: economic conditions and changes therein will often affect multiple assumptions at the same time and the effects of changes in key assumptions are not linear. Therefore, the above information is not necessarily a reasonable representation of future results.

The fair value of plan assets at 31 December consists of the following:

	2013			2012
	Quoted	Unquoted	Total	Quoted	Unquoted	Total
Government bonds	27%	—	27%	28%		28%
Corporate bonds	27%	—	27%	24%		24%
Equity instruments	40%	—	40%	44%		44%
Property	—	3%	3%		3%	3%
Insurance contracts and others	3%	—	3%	1%		1%

	97%	3%	100%	97%	3%	100%

AB InBev expects to contribute approximately 270m US dollar for its funded defined benefit plans and 84m US dollar in benefit payments to its unfunded defined benefit plans and post-retirement medical plans in 2014.

26.	SHARE-BASED PAYMENTS[1]

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

Share-based payment transactions resulted in a total expense of 243m US dollar for the year 2013 (including the variable compensation expense settled in shares), as compared to 201m US dollar for the year 2012 and 203m US dollar for the year 2011.

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

During 2013, AB InBev issued 0.8m of matching restricted stock units according to the new Share-Based Compensation Plan, as described above, in relation to the 2012 bonus. These matching restricted stock units are valued at the share price of the day of grant, representing a fair value of approximately 78m US dollar, and cliff vest after five years. During 2012, AB InBev issued 0.7m of matching restricted stock units according to the new Share-Based Compensation Plan, with an estimated fair value of approximately 46m US dollar, in relation to the 2011 bonus.

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

During 2013, 0.2m warrants were granted to members of the Board of Directors. These warrants vest in equal annual installments over a three-year period (one third on 1 January of 2015, one third on 1 January 2016 and one third on 1 January 2017) and represent a fair value of approximately 3m US dollar. During 2012, 0.2m warrants with a fair value of approximately 2.5m US dollar were granted under this plan.

LTI Stock-option Plan

As from 1 July 2009, senior employees are eligible for an annual long-term incentive to be paid out in LTI stock options (or, in future, similar share-based instruments), depending on management’s assessment of the employee’s performance and future potential.

In December 2013 AB InBev issued 4.1m LTI stock options with an estimated fair value of 93m US dollar, whereby 1.2m options relate to American Depositary Shares (ADSs) and 2.9m options to AB InBev shares. In November 2012 AB InBev issued 4.4m LTI stock options with an estimated fair value of 86m US dollar, whereby 1.2m options relate to American Depositary Shares (ADSs) and 3.2m options to AB InBev shares.

Other Grants

As from 2010 AB InBev has in place three specific long-term restricted stock unit programs. One program allows for the offer of restricted stock units to certain employees in certain specific circumstances, whereby grants are made at the discretion of the CEO, e.g. to compensate for assignments of expatriates in countries with difficult living conditions. The restricted stock units vest after five years and in case of termination of service before the vesting date, special forfeiture rules apply. In 2013, 0.4m restricted stock units with an estimated fair value of 36m US dollar were granted under this program to a selected number of employees. In 2012, 0.1m restricted stock units with an estimated fair value of 1m US dollar were granted under this program.

A second program allows for the exceptional offer of restricted stock units to certain employees at the discretion of the Remuneration Committee of AB InBev as a long-term retention incentive for key employees of the company. Employees eligible to receive a grant under this program receive two series of restricted stock units, the first half of the restricted stock units vesting after five years, the second half after ten years. In case of termination of service before the vesting date, special forfeiture rules apply. In December 2013 0.4m restricted stock units with an estimated fair value of 34m US dollar were granted under this program to a selected number of employees. In December 2012 0.3m restricted stock units with an estimated fair value of 23m US dollar were granted under this program.

A third program allows certain employees to purchase company shares at a discount aimed as a long-term retention incentive for (i) high-potential employees of the company, who are at a mid-manager level (“People bet share purchase program”) or (ii) for newly hired employees. The voluntary investment in company shares leads to the grant of 3 matching shares for each share invested. The discount and matching shares are granted in the form of restricted stock units which vest after 5 years. In case of termination before the vesting date, special forfeiture rules apply. In 2013, the company’s employees purchased shares under this program for the equivalent of 0.5m US dollar. In 2012, the company’s employees purchased shares under this program for the equivalent of 0.2m US dollar.

In order to maintain consistency of benefits granted to executives and to encourage international mobility of executives, an options exchange program has been executed whereby unvested options are exchanged against restricted shares that remain locked-up until 31 December 2018. In 2013, 0.6m unvested options were exchanged against 0.5m restricted shares. In 2012, 0.6m unvested options were exchanged against 0.5m restricted shares. Furthermore, certain options granted have been modified whereby the dividend protected feature of these options have been cancelled and compensated by the issuance of new additional options. In 2013 0.6m new options were issued, representing the economic value of the dividend protection feature. In 2012 no new options were issued. As there was no change between the fair value of the original award immediately before the modification and the fair value of the modified award immediately after the modification, no additional expense was recorded as a result of the modification.

For further information on share-based payment grants of previous years, please refer to Note 25 Share-based payments of the 2012 consolidated financial statements.

The weighted average fair value of the options and assumptions used in applying the AB InBev option pricing model for the 2013 grants of awards described above are as follows:

Amounts in US dollar unless otherwise indicated[1]	2013	2012	2011
Fair value of options and warrants granted	21.74	19.57	14.95
Share price	103.06	86.87	57.04
Exercise price	103.05	86.83	56.88
Expected volatility	24%	25%	26%
Expected dividends	2.92%	2.50%	2.50%
Risk-free interest rate	2.06%	1.73%	2.84%

Expected volatility is based on historical volatility calculated using 2 272 days of historical data. In the determination of the expected volatility, AB InBev is excluding the volatility measured during the period 15 July 2008 until 30 April 2009, in view of the extreme market conditions experienced during that period. The binomial Hull model assumes that all employees would immediately exercise their options if the AB InBev share price is 2.5 times above the exercise price. As a result, no single expected option life applies.

The total number of outstanding AB InBev options and warrants developed as follows:

Million options and warrants	2013	2012	2011
Options and warrants outstanding at 1 January	53.3	54.4	56.1
Options and warrants issued during the year	4.8	4.5	4.9
Options and warrants exercised during the year	(4.2)	(3.3)	(4.1)
Options and warrants forfeited during the year	(1.4)	(2.3)	(2.5)

Options and warrants outstanding at the end of December	52.5	53.3	54.4

The range of exercise prices of the outstanding options and warrants is between 10.32 euro (14.23 US dollar) and 76.20 euro (105.09 US dollar) while the weighted average remaining contractual life is 7.56 years.

Of the 52.5m outstanding options and warrants 2.9m are vested at 31 December 2013.

The weighted average exercise price of the AB InBev options and warrants is as follows:

Amounts in US dollar[1]	2013	2012	2011
Options and warrants outstanding at 1 January	38.31	32.98	29.88
Granted during the year	103.05	87.94	56.52
Exercised during the year	41.07	31.85	23.83
Forfeited during the year	45.18	32.82	27.65
Outstanding at the end of December	45.38	38.31	32.98
Exercisable at the end of December	57.28	40.65	31.91

For share options and warrants exercised during 2013 the weighted average share price at the date of exercise was 73.64 euro (101.56 US dollar).

[1]	Amounts have been converted to US dollar at the closing rate of the respective period.

The total number of outstanding AB InBev restricted stock units developed as follows:

Million restricted stock units	2013	2012	2011
Restricted stock units outstanding at 1 January	3.3	2.3	1.2
Restricted stock units issued during the year	1.6	1.1	1.2
Restricted stock units exercised during the year	—	—	—
Restricted stock units forfeited during the year	(0.2)	(0.1)	(0.1)

Restricted stock units outstanding at the end of December	4.7	3.3	2.3

AMBEV SHARE-BASED PAYMENT PROGRAMS

Since 2005, Ambev has had a plan which is substantially similar to the Share-Based Compensation Plan under which bonuses granted to company employees and management are partially settled in shares. Under the Share-Based Compensation Plan as modified as of 2010, Ambev issued, in March 2013, 4.3m restricted stock units with an estimated fair value of 35m US dollar. In March 2012, Ambev issued 4.8m restricted stock units with an estimated fair value of 24m US dollar.

As from 2010, senior employees are eligible for an annual long-term incentive to be paid out in Ambev LTI stock options (or, in future, similar share-based instruments), depending on management’s assessment of the employee’s performance and future potential. In 2013, Ambev granted 12.8m LTI stock options with an estimated fair value of 64m US dollar. In 2012, Ambev granted 15.2m LTI stock options with an estimated fair value of 43m US dollar.

In order to encourage the mobility of managers, the features of certain options granted in previous years have been modified whereby the dividend protection of these options was cancelled and replaced by the issuance of 0.2m options in 2013 representing the economic value of the dividend protection feature. In 2012, 0.3m options were issued representing the economic value of the dividend protection feature. Since there was no change between the fair value of the original award before the modification and the fair value of the modified award after the modification, no additional expense was recorded as a result of this modification.

The weighted fair value of the options and assumptions used in applying a binomial option pricing model for the 2013 Ambev grants are as follows:

Amounts in US dollar unless otherwise indicated[1]	2013	2012[2]	2011[2]
Fair value of options granted	2.61	2.73	2.40
Share price	7.30	8.34	5.93
Exercise price	7.30	8.34	4.95
Expected volatility	33%	33%	34%
Expected dividends	0.00% -5.00%	0.00% -5.00%	0.00% -5.00%
Risk-free interest rate	1.90% -12.60%[3]	2.10% -11.20%[3]	3.10% -11.89%[3]

[1]	Amounts have been converted to US dollar at the closing rate of the respective period.
[2]	Amounts have been adjusted for the Ambev share split of 11 November 2013.
[3]	The weighted average risk-free interest rates refer to granted ADRs and stock options respectively.

The total number of outstanding Ambev options developed as follows:

Million options	2013	2012[2]	2011[2]
Options outstanding at 1 January	143.9	147.8	131.3
Options issued during the year	13.1	15.5	28.1
Options exercised during the year	(7.2)	(12.5)	(8.7)
Options forfeited during the year	(2.1)	(6.9)	(2.9)

Options outstanding at the end of December	147.7	143.9	147.8

Following the decision of the General Meeting of Shareholders of 30 July 2013 effective on 11 November 2013, each common share issued by Ambev was split into 5 shares, without any modification to the amount of the capital stock of Ambev. As a consequence of the split of the Ambev shares with a factor 5, the exercise price and the number of options were adjusted with the intention of preserving the rights of the existing option holders.

The range of exercise prices of the outstanding options is between 1.83 Brazilian real (0.78 US dollar) and 17.84 Brazilian real (7.62 US dollar) while the weighted average remaining contractual life is 8.51 years.

Of the 147.7m outstanding options 34.6m options are vested at 31 December 2013.

The weighted average exercise price of the Ambev options is as follows:

Amounts in US dollar[1]	2013	2012[2]	2011[2]
Options outstanding at 1 January	3.54	3.18	2.97
Granted during the year	7.27	8.39	5.87
Exercised during the year	1.15	1.38	1.45
Forfeited during the year	3.46	1.37	2.53
Outstanding at the end of December	2.69	3.54	3.18
Exercisable at the end of December	1.42	1.85	1.41

For share options exercised during 2013 the weighted average share price at the date of exercise was 15.64 Brazilian real (6.67 US dollar).

The total number of outstanding Ambev restricted stock units developed as follows:

Million restricted stock units	2013	2012[2]	2011[2]
Restricted stock units outstanding at 1 January	11.5	8.0	1.0
Restricted stock units issued during the year	4.3	5.0	7.0
Restricted stock units exercised during the year	—	—	—
Restricted stock units forfeited during the year	(0.2)	(1.5)	—

Restricted stock units outstanding at the end of December	15.6	11.5	8.0

During 2013, a limited number of Ambev shareholders who are part of the senior management of AB InBev were given the opportunity to exchange Ambev shares against a total of 0.1m AB InBev shares (0.1m AB InBev shares in 2012) at a discount of 16.7% provided that they stay in service for another five years. The fair value of this transaction amounts to approximately 2.2m US dollar (1.1m US dollar in 2012) and is expensed over the five years’ service period. The fair values of the Ambev and AB InBev shares were determined based on the market price.

[1]	Amounts have been converted to US dollar at the closing rate of the respective period.
[2]	Amounts have been adjusted for the Ambev share split of 11 November 2013

27.	PROVISIONS

Million US dollar	Restructuring	Disputes	Other	Total
Balance at 1 January 2013	177	624	20	821
Effect of changes in foreign exchange rates	6	(34)	—	(28)
Changes through business combinations	—	38	—	38
Provisions made	59	317	1	377
Provisions used	(58)	(187)	(2)	(247)
Provisions reversed	(8)	(138)	(3)	(149)
Other movements	1	(85)	—	(84)

Balance at 31 December 2013	177	535	16	728

Million US dollar	Restructuring	Disputes	Other	Total
Balance at 1 January 2012	272	803	40	1 115
Effect of changes in foreign exchange rates	3	(22)	1	(18)
Changes through business combinations	—	21	—	21
Provisions made	23	225	1	249
Provisions used	(105)	(139)	(6)	(250)
Provisions reversed	(17)	(271)	(18)	(306)
Other movements	1	7	2	10

Balance at 31 December 2012	177	624	20	821

The restructuring provisions are primarily explained by the organizational alignments, as explained in Note 8 Exceptional items. Provisions for disputes mainly relate to various disputed direct and indirect taxes and to claims from former employees.

The provisions are expected to be settled within the following time windows:

Million US dollar	Total	< 1 year	1-2 years	2-5 years	> 5 years
Restructuring
Reorganization	177	80	16	69	12

Disputes
Income and indirect taxes	343	58	238	34	13
Labor	104	34	29	38	3
Commercial	32	12	15	2	3
Other disputes	56	7	19	30	—

	535	111	301	104	19
Other contingencies
Onerous contracts	2	1	1	—	—
Guarantees given	4	—	1	3	—
Other contingencies	10	4	1	2	3

	16	5	3	5	3

Total provisions	728	196	320	178	34

Since 1 January 2005 AB InBev is subject to the greenhouse gas emission allowance trading scheme in force in the European Union. Acquired emission allowances are recognized at cost as intangible assets. To the extent that it is expected that the number of allowances needed to settle the CO2 emissions exceeds the number of emission allowances owned, a provision is recognized. Such provision is measured at the estimated amount of the expenditure required to settle the obligation. At 31 December 2013, the emission allowances owned fully covered the expected CO2 emissions. As such no provision needed to be recognized.

28.	TRADE AND OTHER PAYABLES

NON-CURRENT TRADE AND OTHER PAYABLES

Million US dollar	2013	2012
Indirect taxes payable	369	381
Trade payables	381	461
Cash guarantees	12	12
Deferred consideration on acquisitions	1 801	1 125
Derivatives	159	273
Other payables	500	61

	3 222	2 313

CURRENT TRADE AND OTHER PAYABLES

Million US dollar	2013	2012
Trade payables and accrued expenses	9 834	8 476
Payroll and social security payables	1 173	883
Indirect taxes payable	1 689	1 497
Interest payable	888	870
Consigned packaging	682	639
Cash guarantees	71	53
Derivatives	630	1 008
Dividends payable	384	765
Deferred income	38	28
Deferred consideration on acquisitions	861	41
Other payables	224	35

	16 474	14 295

The deferred consideration on acquisitions is mainly comprised of 1.5 billion US dollar liability for the Grupo Modelo shares the company did not acquire by 31 December 2013. AB InBev established and funded a Trust to accept further tender of shares by Grupo Modelo shareholders at a price of 9.15 US dollar per share over a period of up to 25 months. Deferred consideration on acquisitions is also comprised of 1.1 billion US dollar for the put option included in the shareholders’ agreement between Ambev and E. León Jimenes S.A. (“ELJ”), which may result in Ambev acquiring additional Class B shares of Cervecería Nacional Dominicana S.A. (“CND”). The put option granted to ELJ is exercisable as of the first year following the transaction. The valuation of this option is based on the EBITDA of the consolidated operations in Dominican Republic.

Derivatives mainly reflect the mark-to-market of interest rate swaps, of forward exchange contracts and of commodity forward contracts entered into to hedge the company’s operational exposure (See also Note 29 Risks arising from financial instruments of the 31 December 2012 consolidated financial statements).

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

	2013					2012
Million US dollar	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years
Foreign currency
Forward exchange contracts	7 530	4	—	—	—	5 900	8	—	—	—
Foreign currency futures	927	—	—	—	—	2 108	—	—	—	—
Other foreign currency derivatives	415	—	—	—	—	—	—	—	—	—

Interest rate
Interest rate swaps	11 800	350	—	128	—	6 783	12 700	1 550	3 697	500
Cross currency interest rate swaps	683	1 096	—	2 841	827	1 390	656	1 115	1 632	377
Interest rate futures	—	137	13	—	—	—	—	83	113	—
Other interest rate derivatives	—	—	—	—	—	1 000	—	—	—	—

Commodities
Aluminum swaps	1 383	327	—	—	—	1 351	54	—	—	—
Other commodity derivatives	992	293	—	—	—	820	201	—	—	—

Equity
Equity derivatives	4 947	716	—	—	—	2 590	1 125	—	—	—

To finance the acquisition of Anheuser-Busch, AB InBev entered into a 45 billion US dollar senior facilities agreement, of which 44 billion US dollar was ultimately drawn (the “2008 Senior Facilities”). At the time of the Anheuser-Busch acquisition, the interest rate for an amount of up to 34.5 billion US dollar had effectively been fixed through a series of hedge arrangements at a weighted average rate of 3.875% per annum (plus applicable spreads) for the period 2009 to 2011 and a portion of the hedging arrangements had been successively extended for an additional two-year period. In 2009 the company repaid part of the 2008 Senior Facilities and in 2010, the 2008 Senior Facilities were fully refinanced and partially replaced by the 2010 Senior Facilities. Following the repayment and the refinancing activities performed throughout 2009, 2010 and 2011, the company entered into new interest rate swaps to unwind the ones that became freestanding as a result of these repayments. As of 31 December 2013, there were no remaining open positions covering the interest exposure on the 2010 Senior Facilities and interest rate swaps for a notional equivalent of 8.8 billion US dollar remain outstanding.

Furthermore, during 2013, the company had interest rate swaps for a total notional amount of 6.4 billion US dollar and Treasury lock interest rate derivatives for a total amount of 1.0 billion US dollar in order to pre-hedge future bond issuances. These interest rate swaps and Treasury lock interest rate swaps were settled in 2013. As of 31 December 2013, there were no remaining pre-hedge positions outstanding.

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

	31 December 2013			31 December 2012
	Total	Total	Open	Total	Total	Open
Million US dollar	exposure	derivatives	position	exposure	derivatives	position
Canadian dollar/US dollar	—	—	—	—	(95)	(95)
Euro/Brazilian real	(38)	38	—	—	—	—
Euro/Canadian dollar	(39)	39	—	(30)	30	—
Euro/Czech koruna	(3)	(10)	(13)	—	(11)	(11)
Euro/Hungarian forint	(4)	(14)	(18)	—	(15)	(15)
Euro/Mexican peso	138	(138)	—	—	—	—
Euro/Pound sterling	(161)	259	98	(165)	237	72
Euro/Russian ruble	(97)	97	—	(85)	149	64
Euro/Ukrainian hryvnia	(94)	68	(26)	(98)	80	(18)
Pound sterling/Canadian dollar	—	—	—	(11)	11	—
Pound sterling/Euro	(53)	33	(20)	(53)	29	(24)
US dollar/Argentinean peso	(282)	282	—	(585)	585	—
US dollar/Bolivian boliviano	(52)	52	—	(70)	70	—
US dollar/Brazilian real	(1 680)	1 680	—	(1 542)	1 542	—
US dollar/Canadian dollar	(184)	184	—	(598)	598	—
US dollar/Chilean peso	(68)	68	—	(45)	45	—
US dollar/Dominican peso	—	—	—	(15)	15	—
US dollar/Euro	101	(147)	(46)	146	(44)	102
US dollar/Mexican peso	(694)	627	(67)	—	—	—
US dollar/Paraguayan guarani	(48)	48	—	(64)	64	—
US dollar/Peruvian nuevo sol	(57)	57	—	(85)	85	—
US dollar/Pound sterling	(31)	27	(4)	(34)	30	(4)
US dollar/Russian ruble	(75)	121	46	(75)	92	17
US dollar/Ukrainian hryvnia	(35)	70	35	(37)	59	22
US dollar/Uruguayan peso	(29)	29	—	(31)	31	—

Further analysis on the impact of open currency exposures is performed in the Currency Sensitivity Analysis below.

In conformity with IAS 39 hedge accounting rules, these hedges of firm commitments and highly probable forecasted transactions denominated in foreign currency are designated as cash flow hedges.

FOREIGN EXCHANGE RISK ON INTRAGROUP LOANS

In 2011, 2012 and 2013, a series of foreign exchange derivatives were contracted to hedge the foreign currency risk from intercompany loans transacted between group entities with different functional currencies. As of 31 December 2013, intercompany loans with Russia were hedged against US dollar for an amount of 5 900m Russian ruble (6 700m Russian ruble in 2012).

FOREIGN EXCHANGE RISK ON NET INVESTMENTS IN FOREIGN OPERATIONS

AB InBev enters into hedging activities to mitigate exposures related to its investments in foreign operations. These strategies are designated as net investment hedges and include both derivative and non-derivative financial instruments.

As of 31 December 2013, designated derivative and non-derivative financial instruments in a net investment hedge relationship amount to 7 866m US dollar equivalent (6 058m US dollar in 2012) in Holding companies and approximately 2 500m US dollar equivalent (3 290m US dollar in 2012) at Ambev level. Those derivatives and non-derivatives are used to hedge foreign operations with functional currencies mainly denominated in Argentinean peso, Brazilian real, Bolivian boliviano, Canadian dollar, Chilean peso, Dominican peso, euro, Mexican peso, pound sterling, Russian ruble, and US dollar.

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

CURRENCY SENSITIVITY ANALYSIS

Currency transactional risk

Most of AB InBev’s non-derivative monetary financial instruments are either denominated in the functional currency of the subsidiary or are converted into the functional currency through the use of derivatives. However, the company can have open positions in certain Eastern European countries for which hedging can be limited as the illiquidity of the local foreign exchange market prevents the company from hedging at a reasonable cost. The transactional foreign currency risk mainly arises from open positions in Czech koruna, Hungarian forint, Mexican peso, pound sterling, Russian ruble and Ukrainian hryvnia against the US dollar and the euro. AB InBev estimated the reasonably possible change of exchange rate, on the basis of the average volatility on the open currency pairs, as follows:

	2013
	Closing rate 31 December 2013	Possible closing rate[1]	Volatility of rates in %
Pound sterling/Euro	1.20	1.12 - 1.28	6.96%
Euro/Czech koruna	27.43	25.67 - 29.18	6.39%
Euro/Hungarian forint	297.00	274.46 - 319.54	7.59%
Euro/Ukrainian hryvnia	11.02	10.18 - 11.87	7.64%
US dollar/Euro	0.73	0.67 - 0.78	7.09%
US dollar/Mexican peso	13.08	11.67 - 14.5	10.80%
US dollar/Russian ruble	32.73	30.29 - 35.17	7.45%
US dollar/Ukrainian hryvnia	7.99	7.78 - 8.21	2.72%

	2012
	Closing rate 31 December 2013	Possible closing rate[2]	Possible volatility of rates in %
Pound sterling/Euro	1.23	1.16 - 1.3	5.74%
Euro/Czech koruna	25.15	23.56 - 26.74	6.31%
Euro/Hungarian forint	292.31	263.67 - 320.96	9.80%
Euro/Russian ruble	40.07	37.12 - 43.03	7.37%
Euro/Ukrainian hryvnia	10.55	9.67 - 11.42	8.31%
US dollar/Canadian dollar	1.00	0.93 - 1.06	6.22%
US dollar/Euro	0.76	0.70 - 0.82	7.93%
US dollar/Russian ruble	30.37	27.09 - 33.66	10.82%
US dollar/Ukrainian hryvnia	7.99	7.73 - 8.26	3.34%

Had the Czech koruna, the Hungarian forint, the Mexican peso, the pound sterling, the Russian ruble and the Ukrainian hryvnia weakened/strengthened during 2013 by the above estimated changes against the euro or the US dollar, with all other variables held constant, the 2013 impact on consolidated profit before taxes would have been approximately 19m US dollar (12m US dollar in 2012) higher/lower.

Additionally, the AB InBev sensitivity analysis1 to the foreign exchange rates on its total derivatives positions as of 31 December 2013, shows a positive/negative pre-tax impact on equity reserves of 427m US dollar (261m US dollar in 2012).

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

In September 2013, the company issued a pound sterling bond for an equivalent of 500m pound sterling. This bond bears interest at 4.00% per year with maturity in September 2025.

The company entered into several pound sterling fixed/euro floating cross currency interest rate swaps to manage and reduce the impact of changes in the pound sterling exchange rate and interest rate on these bonds.

These derivative instruments have been designated in a cash flow hedge accounting relationship.

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

Private placement hedges (foreign currency risk + interest rate risk on borrowings in US dollar)

The company borrowed 850m US dollar through private placement of which 775m US dollar matured during 2009 and 2010, and 75m US dollar matured in 2013.

The company entered into US dollar fixed/euro floating cross currency interest rate swaps for a total amount of 730m US dollar of which 655m US dollar expired during 2009 and 2010 and the remaining matured in 2013.

As of 31 December 2013, there were no remaining balance and open positions related to private placement.

[1]	Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2013.
[2]	Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2012.

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

As of 31 December 2013 and 2012, there are no remaining open positions covering the interest exposure on the outstanding balance drawn under the 2010 senior facilities.

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

31 December 2013	Before hedging		After hedging
Interest-bearing financial liabilities Million US dollar	Effective interest rate	Amount	Effective interest rate	Amount
Floating rate
Brazilian real	7.17%	535	8.16%	862
Canadian dollar	0.98%	6	0.98%	6
Dominican peso	8.07%	12	8.07%	12
Euro	4.40%	69	5.70%	2 406
Russian ruble	—	—	6.10%	184
US dollar	0.81%	1 229	0.77%	899

		1 851		4 369
Fixed rate
Brazilian real	7.93%	611	7.55%	492
Canadian dollar	3.14%	1 682	3.22%	1 263
Chinese yuan	7.11%	7	7.11%	7
Dominican peso	13.00%	20	13.00%	20
Euro	3.61%	10 055	3.59%	10 928
Pound sterling	5.69%	3 031	9.75%	890
Swiss franc	4.51%	673	—	—
US dollar	4.21%	31 195	4.18%	31 156

		47 274		44 756

31 December 2012	Before hedging		After hedging
Interest-bearing financial liabilities Million US dollar	Effective interest rate	Amount	Effective interest rate	Amount
Floating rate
Brazilian real	6.79%	747	6.90%	1 082
Dominican peso	10.61%	92	10.61%	92
Euro	4.69%	66	4.83%	2 533
Russian ruble	—	—	6.22%	215
US dollar	1.17%	1 662	1.33%	1 814

		2 567		5 736
Fixed rate
Brazilian real	8.25%	708	8.27%	554
Canadian dollar	3.65%	601	3.65%	601
Dominican peso	12.00%	16	12.00%	16
Euro	4.07%	9 076	4.07%	9 076
Pound sterling	7.88%	2 233	9.75%	881
Swiss franc	4.51%	653	—	—
US dollar	4.53%	28 487	4.58%	27 477

		41 774		38 605
At 31 December 2013, the total carrying amount of the floating and fixed rate interest-bearing financial liabilities before hedging listed above includes bank overdrafts of 6m US dollar.

As disclosed in the above table, 4 369m US dollar or 8.89% of the company’s interest bearing financial liabilities bear a variable interest rate. The company estimated that the reasonably possible change of the market interest rates applicable to its floating rate debt after hedging is as follows:

	2013
	Interest rate 31 December 2013[1]	Possible interest rate[2]	Volatility of rates in %
Brazilian real	9.44%	8.17% - 10.7%	13.41%
Canadian dollar	1.28%	1.27% - 1.28%	0.60%
Dominican peso	6.25%	3.61% - 8.89%	42.16%
Euro	0.29%	0.24% - 0.33%	16.02%
Russian ruble	7.15%	6.68% - 7.62%	6.61%
US dollar	0.25%	0.23% - 0.26%	7.29%

	2012
	Interest rate 31 December 2012[1]	Possible interest rate[2]	Volatility of rates in %
Brazilian real	6.77%	5.72% - 7.81%	15.44%
Dominican peso	5.00%	4.12% - 5.88%	17.51%
Euro	0.19%	0.15% - 0.22%	19.03%
Russian ruble	7.47%	7.01% - 7.93%	6.11%
US dollar	0.31%	0.29% - 0.32%	6.19%

When AB InBev applies the reasonably possible increase/decrease in the market interest rates mentioned above on its floating rate debt at 31 December 2013, with all other variables held constant, 2013 interest expense would have been 13m US dollar higher/lower (2012: 14m US dollar). This effect would be more than offset by 82m US dollar higher/lower interest income on AB InBev’s interest-bearing financial assets (2012: 47m US dollar).

C.	COMMODITY PRICE RISK

The commodity markets have experienced and are expected to continue to experience price fluctuations. AB InBev therefore uses both fixed price purchasing contracts and commodity derivatives to minimize exposure to commodity price volatility. The company has important exposures to the following commodities: aluminum, barley, coal, corn grits, corn syrup, corrugated board, fuel oil, glass, hops, labels, malt, natural gas, orange juice, rice, steel and wheat. As of 31 December 2013, the company has the following commodity derivatives outstanding (in notional amounts): aluminum swaps for 1 710m US dollar (2012: 1 405m US dollar), natural gas and energy derivatives for 330m US dollar (2012: 246m US dollar), exchange traded sugar futures for 147m US dollar (2012: 174m US dollar), corn swaps for 332m US dollar (2012: 392m US dollar), exchange traded wheat futures for 390m US dollar (2012: 136m US dollar) and rice swaps for 70m US dollar (2012: 73m US dollar). These hedges are designated in a cash flow hedge accounting relationship.

COMMODITY PRICE SENSITIVITY ANALYSIS

The impact of changes in the commodity prices for AB InBev’s derivative exposures would have caused an immaterial impact on 2013 profits as most of the company’s commodity derivatives are designated in a hedge accounting relationship.

The table below shows the estimated impact that changes in the price of the commodities, for which AB InBev held material derivative exposures at 31 December 2013, would have on the equity reserves.

	2013
	Volatility of prices in %[3]	Pre-tax impact on equity
Million US dollar		Prices increase	Prices decrease
Aluminum	16.89%	244	(244)
Sugar	18.23%	27	(27)
Wheat	19.73%	1	(1)
Energy	13.77%	46	(46)
Rice	18.19%	11	(11)
Corn	37.72%	93	(93)

	2012
	Volatility of prices in %[4]	Pre-tax impact on equity
Million US dollar		Prices increase	Prices decrease
Aluminum	19.35%	201	(201)
Sugar	26.76%	44	(44)
Wheat	31.20%	42	(42)
Energy	16.92%	40	(40)
Rice	20.10%	14	(14)
Corn	28.37%	87	(87)

[1]	Applicable 3-month InterBank Offered Rates as of 31 December 2013 and as of 31 December 2012.
[2]

Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2013 and at December 2012. For the Brazilian real floating rate debt, the estimated market interest rate is composed of the InterBank Deposit Certificate (‘CDI’) and the Long-Term Interest Rate (‘TJLP’). With regard to other market interest rates, the company’s analysis is based on the 3-month InterBank Offered Rates applicable for the currencies concerned (e.g. EURIBOR 3M, LIBOR 3M).

[3]	Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2013.
[4]	Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2012.

D.	EQUITY PRICE RISK

AB InBev entered into a series of derivative contracts to hedge the risk arising from the different share-based payment programs. The purpose of these derivatives is mainly to effectively hedge the risk that a price increase in the AB InBev shares will negatively impact future cash flows related to the share-based payments. Furthermore, AB InBev entered into a series of derivative contracts to hedge the deferred share instrument related to the Modelo combination (see also Note 11 Finance cost and income and Note 23 Changes in equity and earnings per share). Most of these derivative instruments could not qualify for hedge accounting therefore they have not been designated in any hedging relationships.

As of 31 December 2013, an exposure for an equivalent of 50.9m of AB InBev shares was hedged, resulting in a total gain of 840m US dollar recognized in the profit or loss account for the period, of which 456m US dollar related to the company’s share-based payment programs and 384m US dollar related to the Modelo transaction (see also Note 11 Finance cost and income).

During 2013, AB InBev reset with counterparties certain derivative contracts to market price, which resulted in a cash inflow of 515m US dollar and a decrease of counterparty risk.

EQUITY PRICE SENSITIVITY ANALYSIS

The sensitivity analysis on the share-based payments hedging program, calculated based on a 23.47% (2012: 19.18%) reasonable possible volatility1 of the AB InBev share price and with all the other variables held constant, would show 1 272m US dollar positive/negative impact on the 2013 profit before tax (2012: 629m US dollar).

E.	CREDIT RISK

Credit risk encompasses all forms of counterparty exposure, i.e. where counterparties may default on their obligations to AB InBev in relation to lending, hedging, settlement and other financial activities. The company has a credit policy in place and the exposure to counterparty credit risk is monitored.

AB InBev mitigates its exposure to counterparty credit risk through minimum counterparty credit guidelines, diversification of counterparties, working within agreed counterparty limits and through setting limits on the maturity of financial assets. The company has furthermore master netting agreements with all of the financial institutions that are counterparties to the over the counter (OTC) derivative financial instruments. These agreements allow for the net settlement of assets and liabilities arising from different transactions with the same counterparty. Based on these factors, AB InBev considers the risk of counterparty default per 31 December 2013 to be limited.

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

EXPOSURE TO CREDIT RISK

The carrying amount of financial assets represents the maximum credit exposure of the company. The carrying amount is presented net of the impairment losses recognized. The maximum exposure to credit risk at the reporting date was:

	2013			2012
Million US dollar	Gross	Impairment	Net carrying amount	Gross	Impairment	Net carrying amount
Debt securities held for trading	123	—	123	6 736	—	6 736
Available for sale	183	(13)	170	370	(48)	322
Held to maturity	23	—	23	25	—	25
Trade receivables	3 052	(249)	2 803	2 876	(246)	2 630
Cash deposits for guarantees	240	—	240	272	—	272
Loans to customers	198	(84)	114	130	(100)	30
Other receivables	2 885	(162)	2 723	1 802	(134)	1 668
Derivatives	727	—	727	639	—	639
Cash and cash equivalents	9 839	—	9 839	7 051	—	7 051

	17 270	(508)	16 762	19 901	(528)	19 373

There was no significant concentration of credit risks with any single counterparty per 31 December 2013.

[1]	Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2013.

IMPAIRMENT LOSSES

The allowance for impairment recognized during the period per classes of financial assets was as follows:

	2013
Million US dollar	Available for sale	Trade receivables	Loans to customers	Other receivables	Cash and cash equivalents	Total
Balance at 1 January	(48)	(246)	(100)	(134)	—	(528)
Impairment losses	(69)	(53)	—	(1)	—	(123)
Derecognition	104	41	19	2	—	204
Currency translation and other	—	9	(3)	(29)	—	(23)

Balance at 31 December	(13)	(249)	(84)	(162)	—	(508)

	2012
Million US dollar	Available for sale	Trade receivables	Loans to customers	Other receivables	Cash and cash equivalents	Total
Balance at 1 January	(55)	(230)	(109)	(122)	(4)	(520)
Impairment losses	—	(29)	(3)	(8)	—	(40)
Derecognition	6	12	15	1	—	34
Currency translation	1	1	(3)	(5)	4	(2)

Balance at 31 December	(48)	(246)	(100)	(134)	0	(528)

	2011
Million US dollar	Available for sale	Trade receivables	Loans to customers	Other receivables	Cash and cash equivalents	Total
Balance at 1 January	(55)	(234)	(118)	(125)	—	(532)
Impairment losses	(9)	(25)	(1)	(14)	(5)	(54)
Derecognition	7	14	7	7	—	35
Currency translation	2	15	3	10	1	31

Balance at 31 December	(55)	(230)	(109)	(122)	(4)	(520)

F.	LIQUIDITY RISK

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

The following are the nominal contractual maturities of non-derivative financial liabilities including interest payments and derivative financial assets and liabilities:

	2013
Million US dollar	Carrying amount[1]	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loans	(286)	(312)	(104)	(86)	(50)	(34)	(38)
Commercial papers	(2 065)	(2 066)	(2 066)	—	—	—	—
Unsecured bank loans	(694)	(774)	(374)	(206)	(156)	(38)	—
Unsecured bond issues	(45 853)	(65 215)	(6 590)	(6 391)	(4 138)	(11 758)	(36 338)
Unsecured other loans	(87)	(160)	(20)	(27)	(19)	(16)	(78)
Finance lease liabilities	(135)	(256)	(14)	(13)	(14)	(28)	(187)
Bank overdraft	(6)	(6)	(6)	—	—	—	—
Trade and other payables	(18 891)	(19 121)	(15 841)	(1 806)	(271)	(260)	(943)

	(68 017)	(87 910)	(25 015)	(8 529)	(4 648)	(12 134)	(37 584)
Derivative financial assets/(liabilities)
Interest rate derivatives	(36)	(36)	(30)	1	—	(7)	—
Foreign exchange derivatives	(64)	(74)	(74)	—	—	—	—
Cross currency interest rate swaps	(61)	76	15	4	3	10	44
Commodity derivatives	(149)	(147)	(154)	7	—	—	—
Equity derivatives	248	248	210	38	—	—	—

	(62)	67	(33)	50	3	3	44

Of which: directly related to cash flow hedges	(66)	26	(61)	4	7	32	44

	2012
Million US dollar	Carrying amount[1]	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loans	(151)	(161)	(35)	(50)	(25)	(28)	(23)
Commercial papers	(2 088)	(2 092)	(2 092)	—	—	—	—
Unsecured bank loans	(1 040)	(1 309)	(487)	(366)	(267)	(180)	(9)
Unsecured bond issues	(40 828)	(60 030)	(4 470)	(7 117)	(6 336)	(9 721)	(32 386)
Secured other loans	(5)	(6)	(6)	—	—	—	—
Unsecured other loans	(88)	(139)	(9)	(17)	(17)	(15)	(81)
Finance lease liabilities	(141)	(274)	(14)	(14)	(15)	(29)	(202)
Trade and other payables	(15 311)	(15 441)	(13 287)	(146)	(144)	(222)	(1 642)

	(59 652)	(79 452)	(20 400)	(7 710)	(6 804)	(10 195)	(34 343)
Derivative financial assets/(liabilities)
Interest rate derivatives	(271)	(251)	(147)	(76)	(51)	8	15
Foreign exchange derivatives	(247)	(274)	(272)	(2)	—	—	—
Cross currency interest rate swaps	22	53	(64)	30	31	56	—
Commodity derivatives	(121)	(121)	(129)	8	—	—	—
Equity derivatives	(26)	(26)	(29)	3	—	—	—

	(643)	(619)	(641)	(37)	(20)	64	15

Of which: directly related to cash flow hedges	(273)	(273)	(216)	(39)	(53)	20	15

G.	CAPITAL MANAGEMENT

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

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In conformity with IAS 39 all derivatives are recognized at fair value in the balance sheet.

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

The following table summarizes for each type of derivative the fair values recognized as assets or liabilities in the balance sheet:

	Assets		Liabilities		Net
Million US dollar	2013	2012	2013	2012	2013	2012
Foreign currency
Forward exchange contracts	200	93	(322)	(337)	(122)	(244)
Foreign currency futures	36	27	(29)	(30)	7	(3)
Other foreign currency derivatives	51	—	—	—	51	—

Interest rate
Interest rate swaps	39	169	(75)	(435)	(36)	(266)
Cross currency interest rate swaps	100	258	(161)	(236)	(61)	22
Other interest rate derivatives	—	—	—	(5)	—	(5)

Commodities
Aluminum swaps	11	34	(100)	(143)	(89)	(109)
Sugar futures	1	8	(22)	(22)	(21)	(14)
Wheat futures	14	7	(19)	(10)	(5)	(3)
Other commodity derivatives	27	36	(61)	(31)	(34)	5

Equity
Equity derivatives	248	7	—	(33)	248	(26)

	727	639	(789)	(1 282)	(62)	(643)

During 2013, the net mark-to-market balance for interest rate swaps decreased by 230m US dollar, mainly driven by payment of interests on hedging instruments not part of a hedge relationship, as well as the settlement of interest rate swaps designated for the pre-hedge of future bond issuances.

As of 31 December 2013, the net mark-to-market liability of 36m US dollar for interest rate swaps mostly includes the un-paid portion of the hedges that were unwound as a result of the repayment and the refinancing of the 2008 and 2010 Senior Facilities and that have been recorded as exceptional costs in the income statement in 2009, 2010 and 2011.

The following table summarizes the carrying amounts of the fixed rate interest-bearing financial liabilities and their fair value. The fair value was assessed using common discounted cash-flow method based on market conditions existing at the balance sheet date. Therefore, the fair value of the fixed interest-bearing liabilities is within level 2 of the fair value hierarchy as set forth by IFRS 13 – Fair value measurement. Floating rate interest-bearing financial liabilities and all trade and other receivables and payables, including derivatives financial instruments, have been excluded from the analysis as their carrying amounts are a reasonable approximation of their fair values:

Interest-bearing financial liabilities Million US dollar	2013 Carrying amount[1]	2013 Fair value	2012 Carrying amount[1]	2012 Fair value
Fixed rate
Brazilian real	(611)	(624)	(708)	(748)
Canadian dollar	(1 682)	(1 685)	(601)	(632)
Chinese yuan	(7)	(7)	—	—
Dominican peso	(20)	(20)	(16)	(16)
Euro	(10 055)	(10 577)	(9 076)	(9 870)
Pound sterling	(3 031)	(3 615)	(2 233)	(2 894)
Swiss franc	(673)	(687)	(653)	(695)
US dollar	(31 195)	(35 028)	(28 487)	(34 440)

	(47 274)	(52 243)	(41 774)	(49 295)

As required by IFRS 13 Fair value measurement, the following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable.

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

•

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3 fair value measurements are those derived from valuation techniques for which the lowest level of input that is significant to the fair value measurement is unobservable.

[1]	“Carrying amount” refers to net book value as recognized in the balance sheet at each reporting date.

Fair value hierarchy 2013 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3
Financial Assets
Held for trading (non-derivatives)	123	—	—
Derivatives at fair value through profit and loss	27	412	—
Derivatives in a cash flow hedge relationship	100	119	—
Derivatives in a fair value hedge relationship	—	25	—
Derivatives in a net investment hedge relationship	—	44	—

	250	600	—
Financial Liabilities
Deferred consideration on acquisitions at fair value	—	—	1 111
Derivatives at fair value through profit and loss	16	392	—
Derivatives in a cash flow hedge relationship	69	216	—
Derivatives in a fair value hedge relationship	—	68	—
Derivatives in a net investment hedge relationship	13	15	—

	98	691	1 111

Fair value hierarchy 2012 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3
Financial Assets
Held for trading (non-derivatives)	6 736	—	—
Available for sale	—	91	—
Derivatives at fair value through profit and loss	17	346	—
Derivatives in a cash flow hedge relationship	16	124	—
Derivatives in a fair value hedge relationship	—	91	—
Derivatives in a net investment hedge relationship	15	30	—

	6 784	682	—
Financial Liabilities
Non-derivatives recognized at fair value	5	—	—
Deferred consideration on acquisitions at fair value	—	—	1 040
Derivatives at fair value through profit and loss	20	753	—
Derivatives in a cash flow hedge relationship	43	370	—
Derivatives in a fair value hedge relationship	—	34	—
Derivatives in a net investment hedge relationship	12	50	—

	80	1 207	1 040

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

NON-DERIVATIVE FINANCIAL LIABILITIES

As part of the shareholders agreement between Ambev and E. León Jimenes S.A., following the acquisition of Cervecería Nacional Dominicana S.A. (“CND”), a put and call option is in place which may result in Ambev acquiring additional shares in CND. As of 31 December 2013, the put option was valued 1 076m US dollar (2012: 1 040m US dollar) and recognized as a deferred consideration on acquisitions at fair value in “level 3” category above. The variance is mainly explained by accretion and foreign exchange expenses partially offset by fair value gains. No value was allocated to the call option. The fair value of such deferred consideration is calculated based on commonly-used valuation techniques (i.e. net present value of future principal and interest cash flows discounted at market rate). These are based on market inputs from reliable financial information providers. As the put option may be exercised in the short-term, the portion of the liability that would relate to such exercise is presented as a current liability.

Fair values determined by reference to prices provided by reliable financial information providers are periodically checked for consistency against other pricing sources.

I.	OFFSETTING FINANCIAL ASSETS & FINANCIAL LIABILITIES

The following financial assets and liabilities are subject to offsetting, enforceable master netting agreements and similar agreements:

	2013
	Amounts offset			Amounts not offset		Net
Million US dollar	Gross amounts	Gross amounts offset	Net amounts presented	Financial instruments	Cash collateral received

Derivative assets	727	—	727	(601)	—	126
Derivative liabilities	(789)	—	(789)	601	21	(167)

	2012
	Amounts offset			Amounts not offset		Net
Million US dollar	Gross amounts	Gross amounts offset	Net amounts presented	Financial instruments	Cash collateral received

Derivative assets	639	—	639	(589)	—	50
Derivative liabilities	(1 281)	—	(1 281)	589	17	(675)

For the financial assets and liabilities subject to enforceable master netting agreements or similar agreements above, each agreement between the company and the counterparty allows for net settlement of the relevant financial assets and liabilities when both elect to settle on a net basis. In the absence of such election, financial assets and liabilities will be settled on a gross basis, however, each party to the master net agreement will have the option to settle all such amounts on a net basis in the event of default of the other part.

J.	SIGNIFICANCE OF FINANCIAL INSTRUMENTS FOR FINANCIAL PERFORMANCE

The note at hand discloses the different elements composing AB InBev’s position towards financial risk and instruments. The effect of AB InBev’s financial risk management on performance mainly materializes in the items of income, expense, gains or losses recognized in the income statement as presented below (see also Note 11 Finance cost and income) or in the gains and losses directly recognized in other comprehensive income.

INTEREST EXPENSE

Interest expense recognized on unhedged and hedged financial liabilities and the net interest expense from the related hedging derivative instruments can be summarized per type of hedging relationship as follows:

Million US dollar	2013	2012	2011
Financial liabilities measured at amortized cost – not hedged	(2 066)	(1 972)	(2 153)
Fair value hedges – hedged items	(106)	(97)	(204)
Fair value hedges – hedging instruments	21	43	(62)
Cash flow hedges – hedged items	—	(6)	(102)
Cash flow hedges – hedging instruments (reclassified from equity)	(5)	(47)	(182)
Net investment hedges – hedging instruments (interest component)	94	55	(82)
Economic hedges - hedged items not part of a hedge accounting relationship	(24)	(27)	(29)
Economic hedges - hedging instruments not part of a hedge accounting relationship	43	(14)	47

	(2 043)	(2 065)	(2 767)

The financial liabilities per type of hedging relationship are mainly comprised of the following:

•	Financial liabilities measured at amortized cost – not hedged, relate mainly to bonds, unsecured bank loans and commercial papers;

•	Fair value hedges, relate mainly to bonds hedged for the foreign currency and the interest rate fair value risk;

•

Cash flow hedges, relate mainly to the 2010 senior facilities floating-rate loans, issued bonds hedged for the foreign currency and the interest rate risk and future bond issuances hedged for the interest rate risk;

•

Net investment hedges contracted to hedge the net assets of the company’s foreign operations from the foreign currency risk. Derivatives and non-derivatives are used to hedge foreign operations with functional currencies mainly denominated in Argentinean peso, Brazilian real, Bolivian boliviano, Canadian dollar, Chilean peso, Dominican peso, euro, Mexican peso, pound sterling, Russian ruble, and US dollar.

•	Economic hedges, for which no hedge accounting was applied, relates mainly to the Swiss franc fixed-rate bond that was hedged for the foreign currency and the interest rate risk.

NET FOREIGN EXCHANGE RESULTS

Foreign exchange results recognized on unhedged and hedged exposures and from the related hedging derivative instruments can be summarized per type of hedging relationship as follows:

Million US dollar	2013	2012	2011
Fair value hedges - hedged items	—	4	(72)
Fair value hedges - hedging instruments	(2)	(4)	75
Cash flow hedges - hedged items	2	(31)	(32)
Cash flow hedges - hedging instruments (reclassified from equity)	(1)	40	33
Economic hedges - hedged items not part of a hedge accounting relationship	(122)	(86)	(9)
Economic hedges - hedging instruments not part of a hedge accounting relationship	125	37	39
Other results - not hedged	(297)	(63)	(60)

	(295)	(103)	(26)

30.	OPERATING LEASES

Non-cancelable operating leases are payable and receivable as follows:

	2013
	Pub leases		Other operational leases			Net lease obligations
Million US dollar	Lessee	Sublease	Lessee	Sublease	Lessor
Less than one year	(121)	94	(152)	40	3	(136)
Between one and two years	(117)	90	(116)	31	3	(109)
Between two and three years	(113)	85	(86)	27	3	(84)
Between three and five years	(209)	158	(123)	38	6	(130)
More than five years	(826)	210	(164)	22	7	(751)

	(1 386)	637	(641)	158	22	(1 210)

	2012
	Pub leases		Other operational leases			Net lease obligations
Million US dollar	Lessee	Sublease	Lessee	Sublease	Lessor
Less than one year	(117)	92	(124)	38	3	(108)
Between one and two years	(113)	88	(102)	29	2	(96)
Between two and three years	(109)	83	(86)	23	1	(88)
Between three and five years	(203)	155	(126)	32	1	(141)
More than five years	(831)	206	(269)	11	4	(879)

	(1 373)	624	(707)	133	11	(1 312)

Following the sale of Dutch and Belgian pub real estate to Cofinimmo in October 2007, AB InBev entered into lease agreements of 27 years. These operating leases maturing in November 2034 represent an undiscounted obligation of 1 386m US dollar. The pubs leased from Cofinimmo are subleased for an average outstanding period of 6 to 8 years and represent an undiscounted right to receive 637m US dollar. These leases are subject to renewal after their expiration date. The impact of such renewal is not reported in the table above.

Furthermore, the company leases a number of warehouses, factory facilities and other commercial buildings under operating leases. The leases typically run for an initial period of five to ten years, with an option to renew the lease after that date. This represents an undiscounted obligation of 641m US dollar. Lease payments are increased annually to reflect market rentals. None of the leases include contingent rentals. Also in this category AB InBev has sublet some of the leased properties, representing an undiscounted right of 158m US dollar.

At 31 December 2013, 255m US dollar was recognized as an expense in the income statement in respect of operating leases as lessee (2012: 260m US dollar; 2011: 269m US dollar), while 141m US dollar was recognized as income in the income statement in respect of subleases (2012: 145m US dollar; 2011: 154m US dollar).

The company also leases out part of its own property under operating leases. At 31 December 2013, 7m US dollar was recognized as income in the income statement in respect of operating leases as lessor (2012: 7m US dollar).

31.	COLLATERAL AND CONTRACTUAL COMMITMENTS FOR THE ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT, LOANS TO CUSTOMERS AND OTHER

Million US dollar	2013	2012
Collateral given for own liabilities	559	628
Collateral and financial guarantees received for own receivables and loans to customers	57	36
Contractual commitments to purchase property, plant and equipment	591	415
Contractual commitments to acquire loans to customers	26	23
Other commitments	1 021	867

The collateral given for own liabilities of 559m US dollar at 31 December 2013 contains 233m US dollar cash guarantees. Such cash deposits are a customary feature associated with litigations in Brazil: in accordance with Brazilian laws and regulations a company may or must (depending on the circumstances) place a deposit with a bank designated by the court or provide other security such as collateral on property, plant and equipment. With regard to judicial cases, AB InBev has made the appropriate provisions in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets – see also Note 27 Provisions. In the company’s balance sheet the cash guarantees are presented as part of other receivables – see Note 20 Trade and other receivables. The remaining part of collateral given for own liabilities (326m US dollar) contains collateral on AB InBev’s property in favor of the excise tax authorities, the amount of which is determined by the level of the monthly excise taxes due, inventory levels and transportation risk, and collateral on its property, plant and equipment with regard to outstanding loans. To the extent that AB InBev would not respect its obligations under the related outstanding contracts or would lose the pending judicial cases, the collateralized assets would be used to settle AB InBev’s obligations.

To keep AB InBev’s credit risk with regard to receivables and loans to customers as low as possible collateral and other credit enhancements were obtained for a total amount of 57m US dollar at 31 December 2013. Collateral is held on both real estate and debt securities while financial guarantees are obtained from banks and other third parties.

AB InBev has entered into commitments to purchase property, plant and equipment for an amount of 591m US dollar at 31 December 2013.

In a limited number of countries AB InBev has committed itself to acquire loans to customers from banks at their notional amount if the customers do not respect their reimbursement commitments towards the banks. The total outstanding amount of such loans is 26m US dollar at 31 December 2013.

Other commitments amount to 1 021m US dollar at 31 December 2013 and mainly cover guarantees given to pension funds, rental and other guarantees.

As at 31 December 2013, the following M&A related commitments existed with respect to the combination with Grupo Modelo:

•

In a transaction related to the combination of AB InBev and Grupo Modelo select Grupo Modelo shareholders committed, upon tender of their Grupo Modelo shares, to acquire 23 076 923 AB InBev shares to be delivered within 5 years for consideration of approximately 1.5 billion US dollar. The consideration was paid on 5 June 2013. Pending the delivery of the AB InBev shares, AB InBev will pay a coupon on each undelivered AB InBev share, so that the Deferred Share Instrument holders are compensated on an after tax basis, for dividends they would have received had the AB InBev shares been delivered to them prior to the record date for such dividend.

•

On 7 June 2013, in a transaction related to the combination of AB InBev and Grupo Modelo, AB InBev and Constellation have entered into a three-year transition services agreement by virtue of which Grupo Modelo or its affiliates will provide certain transition services to Constellation to ensure a smooth operational transition of the Piedras Negras brewery. AB InBev and Constellation have also entered into a temporary supply agreement for an initial three-year term, whereby Constellation can purchase inventory from Grupo Modelo or its affiliates under a specified pricing until the Piedras Negras brewery business acquires the necessary capacity to fulfill 100 percent of the US demand.

32.	CONTINGENCIES[1]

The company has contingencies for which, in the opinion of management and its legal counsel, the risk of loss is possible but not probable and therefore no provisions have been recorded. The most significant contingencies are discussed below.

TAX MATTERS

As of 31 December 2013, AB InBev’s material tax proceedings mainly related to Ambev and its subsidiaries with a total estimated possible risk of loss of 14.4 billion Brazilian real (6.1 billion US dollar). As of 31 December 2012, the total estimated possible risk of loss amounted to 10.8 billion Brazilian real (5.3 billion US dollar).

Approximately 10.2 billion Brazilian real (4.4 billion US dollar) of the aforementioned total estimated possible risk related to income tax and social contributions and approximately 3.8 billion Brazilian real (1.6 billion US dollar) related to value added and excise taxes, of which the most significant are discussed below. As of 31 December 2012, the amounts related to income tax and social contributions and to value added and excise taxes were 7.6 billion Brazilian real (3.7 billion US dollar) and 2.9 billion Brazilian real (1.4 billion US dollar), respectively.

[1]	Amounts have been converted to US dollar at the closing rate of the respective period.

During the first quarter 2005, certain subsidiaries of Ambev received a number of assessments from Brazilian federal tax authorities relating to profits of its foreign subsidiaries. In December 2008, the Administrative Court decided on one of the tax assessments relating to earnings of Ambev’s foreign subsidiaries. This decision was partially favorable to Ambev, and in connection with the remaining part, Ambev filed an appeal to the Upper House of the Administrative Court and is awaiting its decision. With respect to another of the tax assessments relating to foreign profits, the Administrative Court rendered a decision favorable to Ambev in September 2011. In December 2013, Ambev received another tax assessment related to profits of its foreign subsidiaries. As of 31 December 2013, Ambev management estimates the exposure of approximately 3.8 billion Brazilian real (1.6 billion US dollar) as a possible risk, and accordingly has not recorded a provision for such amount, and approximately 32m Brazilian real (14m US dollar) as a probable loss.

In December 2011, Ambev received a tax assessment related to the goodwill amortization resulting from the Inbev Holding Brasil S.A. merger with Ambev. Ambev filed an appeal in June 2012 and awaits the administrative level decision (‘Conselho Administrativo de Recursos Fiscais do Ministério da Fazenda - CARF’). Ambev management estimates the amount of possible losses in relation to this assessment to be approximately 3.9 billion Brazilian real (1.7 billion US dollar) as of 31 December 2013. Ambev has not recorded any provision in connection therewith. In the event Ambev would be required to pay these amounts, Anheuser-Busch InBev SA/NV will reimburse Ambev the amount proportional to the benefit received by Anheuser-Busch InBev SA/NV pursuant to the merger protocol, as well as the respective costs.

Ambev and certain of its subsidiaries received a number of assessments from Brazilian federal tax authorities relating to the consumption of income tax losses in relation to company mergers. Ambev management estimates the total exposures of possible losses in relation to these assessments to be approximately of 582m Brazilian real (248m US dollar), as of 31 December 2013.

In Brazil, goods manufactured within the Manaus Free Trade Zone intended for consumption elsewhere in Brazil are exempt from IPI excise tax. Ambev’s subsidiaries have been registering IPI excise tax presumed credits upon the acquisition of exempted inputs manufactured therein. Since 2009, Ambev has been receiving a number of tax assessments from the Brazilian Federal Tax Authorities relating to the disallowance of such presumed credits, which the decision from the Upper House of the Administrative Court is still pending. Ambev management estimates the possible losses related to these assessments to be approximately 720m Brazilian real (307m US dollar) as of December 31, 2013.

In October 2013, Ambev received a tax assessment related to the goodwill amortization resulting from the merger of QUINSA S.A. into Ambev. Ambev filed a defense in November 2013 and awaits the administrative first decision. Ambev management estimates the amount of possible losses in relation to this assessment to be approximately 1,1 billion Brazilian real (0.5 billion US dollar) as of 31 December 2013. Ambev has not recorded any provision in connection therewith.

Ambev is currently party to legal proceedings with the State of Rio de Janeiro where it is challenging such State’s attempt to assess ICMS with respect to irrevocable discounts granted by Ambev in January 1996 and February 1998. These proceedings are currently before the Superior Court of Justice and the Brazilian Supreme Court. In November 2013, Ambev received a similar tax assessments issued by the State of Pará. Ambev management estimates the total exposure of possible losses in relation to the matter to be approximately 760m Brazilian real (324m US dollar), as of December 31, 2013.

WARRANTS

Certain holders of warrants issued by Ambev in 1996 for exercise in 2003 proposed lawsuits to subscribe correspondent shares for an amount lower than Ambev considers as established upon the warrant issuance. In case Ambev loses the totality of these lawsuits, the issuance of 172 831 575 shares would be necessary. Ambev would receive in consideration funds that are materially lower than the current market value. This could result in a dilution of about 1% to all Ambev shareholders. Furthermore, the holders of these warrants are claiming that they should receive the dividends relative to these shares since 2003, approximately 413m Brazilian real (176m US dollar) in addition to legal fees. Ambev disputes these claims and intends to continue to vigorously defend its case.

ANTITRUST MATTERS

On 22 July 2009, CADE, the Brazilian antitrust authority issued its ruling in Administrative Proceeding No. 08012.003805/2004-1. This proceeding was initiated in 2004 as a result of a complaint filed by Schincariol (a South American brewery and beverage maker based in Brazil) and had, as its main purpose, the investigation of Ambev’s conduct in the market, in particular its customer loyalty program known as “Tô Contigo,” which is similar to airline frequent flyer and other mileage programs. During its investigation, the Secretariat of Economic Law of the Ministry of Justice (“SDE”) concluded that the program should be considered anticompetitive unless certain adjustments were made. These adjustments had already been substantially incorporated into the then-current version of the Program. The SDE opinion did not threaten any fines and recommended that the other accusations be dismissed. After the SDE opinion was issued, the proceeding was sent to CADE, which issued a ruling that, among other things, imposed a fine in the amount of 353m Brazilian real (151m US dollar). Ambev believes that CADE’s decision was without merit and thus has challenged it before the federal courts, which have ordered the suspension of the fine and other parts of the decision upon its posting of a guarantee. Ambev has already rendered a court bond (letter of credit) for this purpose. According to the opinion of Ambev’s management, a loss is possible (but not probable), and therefore Ambev has not established a provision in its financial statements. This possible loss is expected to be limited to the aforementioned fine (which was 490m Brazilian Real (209m US dollar) as of 31 December 2013, reflecting accrued interests) and additional legal fees in connection with this matter. Ambev is also involved in other administrative proceedings before CADE and SDE, relating to the investigation of certain conduct, none of which the company believes contravenes applicable competition rules and regulations

In August 2011, the German Federal Cartel Office (Bundeskartellamt) launched an investigation against several breweries and retailers in Germany in connection with an allegation of anticompetitive vertical price maintenance by breweries vis-à-vis their trading partners in Germany. Depending on the outcome of the investigation, the company may face fines. The company is taking the appropriate steps in the pending proceedings but has not recorded any provisions for any potential fines at this point in time, as AB InBev management does not know whether the company will eventually face any such fines and, in any event, cannot at this stage reliably estimate the appropriate amount. In addition, the company cannot at this stage estimate the likely timing of the resolution of this matter.

2009 DISPOSITIONS PENSION LITIGATION

On 1 December 2009, AB InBev and several of its related companies were sued in Federal Court in the Eastern District of Missouri in a lawsuit styled Richard F. Angevine v. AB InBev, et al. The plaintiff sought to represent a class of certain employees of Busch Entertainment Corporation, which was divested on 1 December 2009, and the four Metal Container Corporation plants which were divested on 1 October 2009. He also sought to represent certain employees of any other subsidiary of Anheuser-Busch Companies, Inc. (ABC) which were divested on 1 October 2009. The lawsuit contained claims that the class was entitled to enhanced retirement benefits under sections 4.3 and 19.11(f) of the Anheuser-Busch Companies’ Salaried Employees’ Pension Plan (the “Plan”). Specifically, plaintiff alleged that the divestitures resulted in his “involuntarily termination” from “ABC and its operating division and subsidiaries” within three years after the 18 November 2008 ABC/InBev merger, which allegedly triggered the enhanced benefits under the Plan. The lawsuit claimed that by failing to provide the class members with these enhanced benefits, AB InBev, et al. breached their fiduciary duties under ERISA. The complaint sought punitive damages and attorneys’ fees. On 16 July 2010, the Court ruled that the claims for breach of fiduciary duty and punitive damages were not proper. The Court also found that Angevine did not exhaust his administrative remedies, which he must first do before filing a lawsuit. Angevine filed an appeal of this ruling with the Eighth Circuit Court of Appeals. On 22 July 2011, the Court of Appeals affirmed the decision of the lower court. No further appeals were filed.

On 15 September 2010, AB InBev and several of its related companies were sued in Federal Court for the Southern District of Ohio in a lawsuit entitled Rusby Adams et al. v. AB InBev et al. This lawsuit was filed by four employees of Metal Container Corporation’s facilities in Columbus, Ohio, Gainesville, Florida, and Ft. Atkinson, Wisconsin that were divested on 1 October 2009. Similar to the Angevine lawsuit, these plaintiffs seek to represent a class of participants of the Anheuser-Busch Companies’ Inc. Salaried Employees’ Pension Plan (the “Plan”) who had been employed by subsidiaries of Anheuser-Busch Companies, Inc. that had been divested during the period of 18 November 2008 and 17 November 2011. The plaintiffs also allege claims similar to the Angevine lawsuit: (1) that they are entitled to benefits under section 19.11(f) of the Plan; and (2) that the denial of benefits was a breach of fiduciary duty. AB InBev believed that it had defenses to these claims, and filed a motion to dismiss. On 25 April 2011, the Court dismissed the breach of fiduciary duty claims, and the only remaining claim is for benefits under section 19.11(f). On 28 March 2012, the Court certified that the case could proceed as a class action comprised of former employees of the divested MCC operations. On 9 January 2013, the Court granted AB InBev’s motion for Judgment on the Administrative Record. The plaintiffs appealed this decision on 5 February 2013. That appeal has been fully briefed and argued, and is pending before the Court of Appeals for the 6th Circuit.

On 10 January 2012, a class action complaint asserting claims very similar to those asserted in the Angevine lawsuit was filed in Federal Court for the Eastern District of Missouri, styled Nancy Anderson et al. v. Anheuser-Busch Companies Pension Plan et al. Unlike the Angevine case, however, the plaintiff in this matter alleges complete exhaustion of all administrative remedies. The company filed a motion to dismiss on 9 October 2012. This was still pending when the Court allowed the complaint to be amended on 19 November 2012 to name four new plaintiffs. AB InBev filed a motion to dismiss on 17 December 2012. While this motion was pending, on 11 March 2013 the Court consolidated the case with the Knowlton case (see below) which had been transferred from California to Missouri.

On 10 October 2012, another class action complaint was filed against Anheuser-Busch Companies, LLC, Anheuser-Busch Companies Pension Plan, Anheuser-Busch Companies Pension Plan Appeals Committee and the Anheuser-Busch Companies Pension Plans Administrative Committee by Brian Knowlton, an employee of the divested Busch Entertainment Corporation. This complaint, filed in Federal Court in the Southern District of California, was amended on 12 October 2012. Like the other lawsuits, it claims that the employees of any divested assets were entitled to enhanced retirement benefits under section 19.11(f) of the Plan. However, it specifically excludes the divested Metal Container Corporation facilities that have been included in the Adams class action. On 6 November 2012, the plaintiffs filed a motion asking the court to move the Anderson case to California to join it with the Knowlton case for discovery. The company filed a motion to dismiss/motion to transfer the case to Missouri on 12 November 2012, which was granted on 30 January 2013. As outlined above, on 11 March 2013, the Knowlton case was then consolidated in Missouri with the Anderson case. On 19 April 2013 a consolidated complaint was filed, and a Motion to Dismiss was filed by the company on 10 May 2013. On 30 October 2013, the court dismissed the breach of fiduciary claims, and an answer was filed on 13 November 2013. On 19 November 2013, plaintiffs amended one count of the consolidated complaint. A Motion to Dismiss the amended count was filed on 6 December 2013 and has not yet been ruled upon. Class certification briefing is scheduled to occur during the first quarter of 2014.

33.	RELATED PARTIES

TRANSACTIONS WITH DIRECTORS AND EXECUTIVE BOARD MANAGEMENT MEMBERS (KEY MANAGEMENT PERSONNEL)

In addition to short-term employee benefits (primarily salaries) AB InBev’s executive board management members are entitled to post-employment benefits. More particular, members of the executive board management participate in the pension plan of their respective country – see also Note 25 Employee Benefits. Finally, key management personnel are eligible for the company’s share option; restricted stock and/or share swap program (refer Note 26 Share-based Payments). Total directors and executive board management compensation included in the income statement can be detailed as follows

	2013		2012		2011
Million US dollar	Directors	Executive board management	Directors	Executive board management	Directors	Executive board management
Short-term employee benefits	2	22	3	25	3	21
Post-employment benefits	—	2	—	2	—	3
Share-based payments	3	66	3	51	4	51

	5	90	6	78	7	75

Directors’ compensation consists mainly of directors’ fees. Key management personnel was not engaged in any transactions with AB InBev and did not have any outstanding balances with the company.

JOINTLY CONTROLLED ENTITIES

Significant interests in joint ventures include two distribution entities in Canada, two entities in Brazil, two in China, one in Mexico and one in UK. None of these joint ventures are material to the company. Aggregate amounts of AB InBev’s interest are as follows:

Million US dollar	2013	2012	2011
Non-current assets	101	129	129
Current assets	57	72	72
Non-current liabilities	67	154	162
Current liabilities	115	120	124
Result from operations	24	18	17
Profit attributable to equity holders of AB InBev	11	9	4

TRANSACTIONS WITH ASSOCIATES

AB InBev’s transactions with associates were as follows:

Million US dollar	2013	2012	2011
Gross profit	31	232	259
Current assets	6	14	6
Current liabilities	32	9	9

TRANSACTIONS WITH PENSION PLANS

AB InBev’s transactions with pension plans mainly comprise 12m US dollar other income from pension plans in US and 5m US dollar other income from pension plans in Brazil.

TRANSACTIONS WITH GOVERNMENT-RELATED ENTITIES

AB InBev has no material transactions with government-related entities.

34.	SUPPLEMENTAL GUARANTOR FINANCIAL INFORMATION

The following guarantor financial information is presented to comply with U.S. SEC disclosure requirements of Rule 3-10 of Regulation S-X.

The issuances or exchanges of securities described below are related to securities issued by Anheuser-Busch Worldwide Inc. (prior to 2013) and Anheuser-Busch InBev Finance Inc. (from 2013 onwards), and in each case fully and unconditionally guaranteed by AB InBev SA/NV (the “Parent Guarantor”). Each such security is also jointly and severally guaranteed by Anheuser-Busch Companies, LLC, BrandBrew S.A., Brandbev S.à r.l. and Cobrew NV/SA (the “Other Subsidiary Guarantors”), and in respect of debt issued from 2013 onwards, by Anheuser-Busch Worldwide Inc. In December 2012 the guarantee structure of securities listed previously issued by Anheuser-Busch Worldwide Inc. was amended to accede Anheuser-Busch InBev Finance Inc. as a subsidiary guarantor of such securities.

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

•

On 11 February 2011, Anheuser-Busch InBev Worldwide Inc. announced that it had filed a Registration Statement on Form F-4 with the United States Securities and Exchange Commission (“SEC”) seeking to undertake an exchange offer of (i) 1.25 billion US dollar principal amount of 7.2 % notes due 2014, (ii) 2.5 billion US dollar principal amount of 7.75 % notes due 2019, (iii) 1.25 billion US dollar principal amount of 8.2 % notes due 2039 (collectively the “January Notes”) and (iv) 1.55 billion US dollar principal amount of 5.375 % notes due 2014, (v) 1.0 billion US dollar principal amount of 6.875 % notes due 2019, and (vi) 0.45 billion US dollar principal amount of 8.0 % notes due 2039 (collectively the “May Notes”). Anheuser-Busch InBev Worldwide would offer to exchange unregistered notes which have been privately issued under Rule 144A for freely tradable notes registered under the Securities Act of 1933 with otherwise substantially the same terms and conditions. The exchange offer closed on 14 March 2011.

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

•

On 17 January 2013, Anheuser-Busch InBev Finance Inc. issued 4.0 billion US dollar aggregated principal amount of bonds, consisting of 1.0 billion US dollar aggregated principal amount of fixed rate notes due 2016, 1.0 billion US dollar aggregated principal amount of fixed rate notes due 2018, 1.25 billion US dollar aggregated principal amount of fixed rate notes due 2023 and 0.75 billion US dollar aggregated principal amount of fixed rate notes due 2043. The notes will bear interest at an annual rate of 0.800% for the 2016 notes, 1.250% for the 2018 notes, 2.625% for the 2023 notes and 4.000% for the 2043 notes.

•

On 27 January 2014, Anheuser-Busch InBev Finance Inc., issued 5.25 billion US dollar aggregate principal amount of bonds, consisting of 1.2 billion US dollar aggregate principal amount of fixed rate notes due 2017; 300m US dollar aggregate principal amount of floating rate notes due 2017; 1.25 billion US dollar aggregate principal amount of fixed rate notes due 2019; 250m US dollar aggregate principal amount of floating rate notes due 2019; 1.4 billion US dollar aggregate principal amount of fixed rate notes due 2024; and 850m US dollar aggregate principal amount of fixed rate notes due 2044. The fixed rate notes will bear interest at an annual rate of 1.125% for the 2017 notes; 2.150% for the 2019 notes; 3.700% for the 2024 notes; and 4.625% for the 2044 notes. The floating rate notes will bear interest at an annual rate of 19.00 basis points above three-month LIBOR for the 2017 floating rate notes and 40.00 basis points above three-month LIBOR for the 2019 floating rate notes.

The following condensed consolidating financial information presents the Condensed Consolidating Statement of Financial Position as of 31 December 2013 and 31 December 2012, the Condensed Consolidating Income Statements and Condensed Consolidating Statements of Cash Flows for the years ended 31 December 2013, 2012 and 2011 of (a) AB InBev SA/NV, (b) Anheuser-Busch Worldwide Inc. (the Issuer prior to 2013, and guarantor of notes issued by Anheuser-Busch InBev Finance Inc.), (c) Anheuser-Busch InBev Finance Inc. (the Issuer from 2013 onwards, and guarantor of notes issued by Anheuser-Busch Worldwide Inc.), (d) the Other Subsidiary Guarantors, (e) the non-guarantor subsidiaries, (f) elimination entries necessary to consolidate the Parent with the issuer, the guarantor subsidiaries and the non-guarantor subsidiaries; and (g) the Company on a consolidated basis. Investments in consolidated subsidiaries are presented under the equity method of accounting. Separate financial statements and other disclosures with respect to the guarantor subsidiaries have not been provided as management believes the following information is sufficient, as the guarantor subsidiaries are 100% owned by the Parent and all guarantees are full and unconditional. Except as disclosed in Note 23 Changes in Equity and Earnings per Share, there are no restrictions on the Company’s ability to obtain funds from any of its direct or indirect wholly-owned subsidiaries through dividends, loans or advances. Anheuser-Busch InBev Finance Inc. is not included in the financial information presented as of 31 December 2012 because it was incorporated on 17 December 2012 and its financial position and results prior to 1 January 2013 were immaterial.

CONDENSED CONSOLIDATING INCOME STATEMENT

For the year ended 31 December 2013 Million US dollar	AB InBev NV/SA	AB InBev Worldwide Inc	AB InBev Finance Inc	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total
Revenue	—	—	—	14 309	30 106	(1 220)	43 195
Cost of sales	(4)	—	—	(6 383)	(12 427)	1 220	(17 594)

Gross profit	(4)	—	—	7 926	17 679	—	25 601

Distribution expenses	—	—	—	(915)	(3 146)	—	(4 061)
Sales and marketing expenses	(110)	—	—	(1 681)	(4 167)	—	(5 958)
Administrative expenses	(340)	—	—	(263)	(1 936)	—	(2 539)
Other operating income/(expenses)	800	835	—	(1 466)	821	—	990
Fair value adjustments	—	—	—	6 415	(5)	—	6 410

Profit from operations	346	835	—	10 016	9 246	—	20 443

Net finance cost	(508)	(2 152)	(63)	2 454	(1 934)	—	(2 203)
	—	—	—	—	—	—	—

Share of result of associates	—	—	—	277	17	—	294
Profit before tax	(162)	(1 317)	(63)	12 747	7 329	—	18 534

Income tax expense	19	594	30	(1 259)	(1 400)	—	(2 016)
Profit	(143)	(723)	(33)	11 488	5 929	—	16 518

Income from subsidiaries	14 537	8 164	—	781	637	(24 119)	—
Profit	14 394	7 441	(33)	12 269	6 566	(24 119)	16 518

Attributable to:
Equity holders of AB InBev	14 394	7 441	(33)	12 269	4 442	(24 119)	14 394
Non-controlling interest	—	—	—	—	2 124	—	2 124

For the year ended 31 December 2012[1] Million US dollar	AB InBev NV/SA	AB InBev Worldwide Inc	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total
Revenue	—	—	14 197	26 658	(1 097)	39 758
Cost of sales	(3)	—	(6 461)	(11 055)	1 097	(16 422)

Gross profit	(3)	—	7 736	15 603	—	23 336

Distribution expenses	—	—	(943)	(2 844)	—	(3 787)
Sales and marketing expenses	(89)	—	(1 587)	(3 578)	—	(5 254)
Administrative expenses	(352)	—	(267)	(1 581)	—	(2 200)
Other operating income/(expenses)	781	790	(1 316)	397	—	652

Profit from operations	337	790	3 623	7 997	—	12 747

Net finance cost	(66)	(2 370)	427	(357)	—	(2 366)
	—	—	—	—	—	—

Share of result of associates	—	—	5	619	—	624
Profit before tax	271	(1 580)	4 055	8 259	—	11 005

Income tax expense	200	722	(1 321)	(1 281)	—	(1 680)
Profit	471	(858)	2 734	6 978	—	9 325

Income from subsidiaries	6 689	2 176	711	130	(9 706)	—
Profit	7 160	1 318	3 445	7 108	(9 706)	9 325

Attributable to:
Equity holders of AB InBev	7 160	1 318	3 445	4 943	(9 706)	7 160
Non-controlling interest	—	—	—	2 165	—	2 165

For the year ended 31 December 2011[1] Million US dollar	AB InBev NV/SA	AB InBev Worldwide Inc	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total
Revenue	—	—	13 412	26 688	(1 054)	39 046
Cost of sales	(2)	—	(6 488)	(11 175)	1 055	(16 610)

Gross profit	(2)	—	6 924	15 513	1	22 436

Distribution expenses	3	—	(427)	(2 891)	—	(3 315)
Sales and marketing expenses	(88)	—	(1 417)	(3 628)	—	(5 133)
Administrative expenses	(265)	—	(319)	(1 473)	—	(2 057)
Other operating income/(expenses)	671	(261)	(275)	281	(1)	415

Profit from operations	319	(261)	4 486	7 802	—	12 346

Net finance cost	(753)	(2 313)	393	(611)	—	(3 284)

Share of result of associates	—	—	7	616	—	623
Profit before tax	(434)	(2 574)	4 886	7 807	—	9 685

Income tax expense	(6)	1 116	(1 504)	(1 432)	—	(1 826)
Profit	(440)	(1 458)	3 382	6 375	—	7 859

Income from subsidiaries	6 220	3 123	992	2 646	(12 981)	—
Profit	5 780	1 665	4 374	9 021	(12 981)	7 859

Attributable to:
Equity holders of AB InBev	5 780	1 665	4 374	6 941	(12 981)	5 779
Non-controlling interest	—	—	—	2 080	—	2 080

[1]	2012 and 2011 as Reported, adjusted to reflect the effects of retrospective application on the revised IAS 19 Employee Benefits (see Note 3 Summary of significant accounting policies).

CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL POSITION

As at 31 December 2013 Million US dollar	AB InBev NV/SA	AB InBev Worldwide Inc	AB InBev Finance Inc	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total
ASSETS
Non-current assets
Property, plant and equipment	62	—	—	5 171	15 656	—	20 889
Goodwill	—	—	—	32 654	37 273	—	69 927
Intangible assets	391	—	—	21 630	7 317	—	29 338
Investments in subsidiaries	61 148	60 641	—	17 251	15 824	(154 864)	—
Investments in associates	—	—	—	58	129	—	187
Deferred tax assets	—	—	14	—	1 166	—	1 180
Other non-current assets	9 367	377	5 128	70 418	21 232	(105 067)	1 455
	70 968	61 018	5 142	147 182	98 597	(259 931)	122 976

Current assets
Inventories	—	—	—	632	2 318	—	2 950
Trade and other receivables	2 776	325	11	4 305	7 680	(9 735)	5 362
Cash and cash equivalents	2 142	8	216	11 258	16 547	(20 332)	9 839
Investment securities	—	—	—	—	123	—	123
Other current assets	—	548	3	—	416	(551)	416
	4 918	881	230	16 195	27 084	(30 618)	18 690

Total assets	75 886	61 899	5 372	163 377	125 681	(290 549)	141 666

EQUITY AND LIABILITIES

Equity
Equity attributable to equity holders of AB InBev	50 365	21 628	232	94 611	38 388	(154 859)	50 365
Minority interest	—	—	—	10	4 933	—	4 943
	50 365	21 628	232	94 621	43 321	(154 859)	55 308

Non-current liabilities
Interest-bearing loans and borrowings	16 199	35 019	5 084	32 566	57 096	(104 690)	41 274
Employee benefits	7	—	—	1 516	1 339	—	2 862
Deferred tax liabilities	—	—	—	10 799	2 419	(377)	12 841
Other non-current liabilities	185	—	—	533	3 036	—	3 754
	16 391	35 019	5 084	45 414	63 890	(105 067)	60 731

Current liabilities
Interest-bearing loans and borrowings	2 852	4 758	—	4 662	3 321	(7 747)	7 846
Income tax payable	—	—	—	431	1 225	(551)	1 105
Trade and other payables	1 026	455	56	3 536	13 394	(1 993)	16 474
Other current liabilities	5 252	39	—	14 713	530	(20 332)	202
	9 130	5 252	56	23 342	18 470	(30 623)	25 627

Total equity and liabilities	75 886	61 899	5 372	163 377	125 681	(290 549)	141 666

As at 31 December 2012 Million US dollar	AB InBev NV/SA	AB InBev Worldwide Inc	AB InBev Finance Inc	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total[1]
ASSETS
Non-current assets
Property, plant and equipment	29	—	—	5 475	10 957	—	16 461
Goodwill	—	—	—	32 654	19 112	—	51 766
Intangible assets	405	—	—	21 663	2 303	—	24 371
Investments in subsidiaries	52 017	52 897	—	3 602	(1 459)	(107 057)	—
Investments in associates	—	—	—	56	7 034	—	7 090
Deferred tax assets	—	—		—	807	—	807
Other non-current assets	817	365		33 479	4 882	(38 047)	1 496
	53 268	53 262	—	96 929	43 636	(145 104)	101 991

Current assets
Inventories	—	—	—	636	1 864	—	2 500
Trade and other receivables	925	1 257	—	2 470	5 318	(5 947)	4 023
Cash and cash equivalents	1 004	362	—	9 793	5 846	(9 954)	7 051
Investment securities	3 730	2 864	—	—	233	—	6 827
Other current assets	—	667	—	(528)	90	—	229
	5 659	5 150	—	12 371	13 351	(15 901)	20 630

Total assets	58 927	58 412	—	109 300	56 987	(161 005)	122 621

EQUITY AND LIABILITIES

Equity
Equity attributable to equity holders of AB InBev	41 154	15 555	—	74 837	16 665	(107 057)	41 154
Minority interest	—	—	—	10	4 289	—	4 299
	41 154	15 555	—	74 847	20 954	(107 057)	45 453

Non-current liabilities
Interest-bearing loans and borrowings	9 912	39 309	—	8 690	18 721	(37 681)	38 951
Employee benefits	7	—	—	2 281	1 399	—	3 687
Deferred tax liabilities	—	—	—	10 677	857	(366)	11 168
Other non-current liabilities	230	—	—	717	2 006	1	2 954
	10 149	39 309	—	22 365	22 983	(38 046)	56 760

Current liabilities
Interest-bearing loans and borrowings	2 157	3 081	—	2 761	1 004	(3 613)	5 390
Income tax payable	—	—	—	—	543	—	543
Trade and other payables	877	467	—	4 286	11 000	(2 335)	14 295
Other current liabilities	4 590	—	—	5 041	502	(9 953)	180
	7 624	3 548	—	12 088	13 049	(15 901)	20 408

Total equity and liabilities	58 927	58 412	—	109 300	56 986	(161 004)	122 621

[1]	2012 and 2011 as reported, adjusted to reflect the effects of retrospective application on the revised IAS 19 Employee Benefits (see Note 3 Summary of significant accounting policies).

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the year ended 31 December 2013 Million US dollar	AB InBev NV/SA	AB InBev Worldwide Inc	AB InBev Finance Inc	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total
OPERATING ACTIVITIES
Profit	14 394	7 441	(33)	12 269	6 566	(24 119)	16 518
Depreciation, amortization and impairment	87	—	—	717	2 181	—	2 985
Net finance cost	508	2 152	63	(2 454)	1 934	—	2 203
Income tax expense	(19)	(594)	(30)	1 258	1 401	—	2 016
Investment income	(14 537)	(8 164)	—	(781)	(637)	24 119	—
Revaluation of initial investment in Grupo Modelo	—	—	—	(6 415)	—	—	(6 415)
Other items	82	—	—	(63)	(88)	—	(69)
Cash flow from operating activities before changes in working capital and use of provisions	515	835	—	4 531	11 357	—	17 238

Working capital and provisions	103	1 598	4	(1 779)	229	58	213
Cash generated from operations	618	2 433	4	2 752	11 586	58	17 451

Interest paid, net	(550)	(2 143)	13	1 855	(1 129)	37	(1 917)
Dividends received	2 503	2 000	—	610	1 507	(6 014)	606
Income tax paid	(2)	—	(1)	(827)	(1 446)	—	(2 276)
CASH FLOW FROM OPERATING ACTIVITIES	2 569	2 290	16	4 390	10 518	(5 919)	13 864

INVESTING ACTIVITIES
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	—	(3)	—	(1 008)	(16 386)	—	(17 397)
Acquisition of property, plant and equipment and of intangible assets	(112)	—	—	(410)	(3 347)	—	(3 869)
Proceeds from the sale of assets held for sale	—	—	—	—	4 002	—	4 002
Net proceeds from sale/(acquisition) of investment in short-term securities	3 774	2 864	—	—	69	—	6 707
Net proceeds/(acquisition) of other assets	—	—	—	19	126	—	145
Net repayments/(payments) of loans granted	(8 722)	—	(5 160)	(53 749)	(40 500)	108 262	131
CASH FLOW FROM INVESTING ACTIVITIES	(5 060)	2 861	(5 160)	(55 148)	(56 036)	108 262	(10 281)

FINANCING ACTIVITIES
Intra-group capital reimbursements	3 504	(1 500)	250	423	(2 677)	—	—
Proceeds from borrowings	21 887	2 546	5 197	48 730	65 960	(121 856)	22 464
Payments on borrowings	(17 430)	(5 090)	(53)	(4 219)	(4 653)	13 439	(18 006)
Cash received for deferred shares instrument	—	—	—	—	1 500	—	1 500
Other financing activities	270	—	(34)	1 145	(745)	—	636
Dividends paid	(4 918)	(1 500)	—	(4 130)	(1 719)	6 014	(6 253)
CASH FLOW FROM FINANCING ACTIVITIES	3 313	(5 544)	5 360	41 949	57 666	(102 403)	341

Net increase/(decrease) in cash and cash equivalents	822	(393)	216	(8 809)	12 148	(60)	3 924
Cash and cash equivalents less bank overdrafts at beginning of year	(3 579)	362	—	4 760	5 508	—	7 051
Effect of exchange rate fluctuations	(344)	—	—	600	(1 458)	60	(1 142)

Cash and cash equivalents less bank overdrafts at end of year	(3 101)	(31)	216	(3 449)	16 198	—	9 833

For the year ended 31 December 2012[1] Million US dollar	AB InBev NV/SA	AB InBev Worldwide Inc	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total
OPERATING ACTIVITIES
Profit	7 160	1 318	3 445	7 108	(9 706)	9 325
Depreciation, amortization and impairment	76	—	752	1 919	—	2 747
Net finance cost	66	2 370	(426)	356	—	2 366
Income tax expense	(200)	(722)	1 321	1 281	—	1 680
Investment income	(6 689)	(2 176)	(711)	(130)	9 706	—
Other items	77	—	114	(581)	—	(390)
Cash flow from operating activities before changes in working capital and use of provisions	490	790	4 495	9 953	—	15 728

Working capital and provisions	623	(283)	(653)	788	3	478
Cash generated from operations	1 113	507	3 842	10 741	3	16 206

Interest paid, net	(490)	(2 301)	1 253	(328)	—	(1 866)
Dividends received	4 743	500	843	78	(5 444)	720
Income tax paid	(3)	—	(786)	(1 003)	—	(1 792)
CASH FLOW FROM OPERATING ACTIVITIES	5 363	(1 294)	5 152	9 488	(5 441)	13 268

INVESTING ACTIVITIES
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	—	(14)	(86)	(1 312)	—	(1 412)
Acquisition of property, plant and equipment and of intangible assets	(111)	—	(356)	(2 797)	—	(3 264)
Net proceeds from sale/(acquisition) of investment in short-term securities	(3 717)	(2 863)	—	(122)	—	(6 702)
Net proceeds/(acquisition) of other assets	—	—	26	(3)	—	23
Net repayments/(payments) of loans granted	49	—	(1 424)	480	909	14

CASH FLOW FROM INVESTING ACTIVITIES	(3 779)	(2 877)	(1 840)	(3 754)	909	(11 341)

FINANCING ACTIVITIES
Intra-group capital reimbursements	984	90	2 089	(3 163)	—	—
Proceeds from borrowings	10 129	7 501	3 418	5 151	(7 736)	18 463
Payments on borrowings	(9 069)	(3 736)	(4 336)	(4 464)	6 791	(14 814)
Other financing activities	607	(67)	(623)	228	—	145
Dividends paid	(2 499)	—	(3 799)	(2 778)	5 444	(3 632)
CASH FLOW FROM FINANCING ACTIVITIES	152	3 788	(3 251)	(5 026)	4 499	162

Net increase/(decrease) in cash and cash equivalents	1 736	(383)	61	708	(33)	2 089
Cash and cash equivalents less bank overdrafts at beginning of year	(5 159)	745	4 767	4 959	—	5 312
Effect of exchange rate fluctuations	(156)	—	(68)	(159)	33	(350)

Cash and cash equivalents less bank overdrafts at end of year	(3 579)	362	4 760	5 508	0	7 051

[1]	2012 and 2011 as reported, adjusted to reflect the effects of retrospective application on the revised IAS 19 Employee Benefits (see Note 3 Summary of significant accounting policies).

For the year ended 31 December 2011[1] Million US dollar	AB InBev NV/SA	AB InBev Worldwide Inc	Subsidiary Guarantors	Non-Guarantors	Eliminations	Total
OPERATING ACTIVITIES
Profit	5 780	1 665	4 374	9 021	(12 981)	7 859
Depreciation, amortization and impairment	77	—	801	1 905	—	2 783
Net finance cost	753	2 313	(393)	611	—	3 284
Income tax expense	6	(1 116)	1 504	1 432	—	1 826
Investment income	(6 220)	(3 123)	(992)	(2 646)	12 981	—
Other items	46	—	81	(500)	—	(373)
Cash flow from operating activities before changes in working capital and use of provisions	442	(261)	5 375	9 823	—	15 379

Working capital and provisions	(573)	693	(34)	588	25	699
Cash generated from operations	(131)	432	5 341	10 411	25	16 078

Interest paid, net	(418)	(2 093)	797	(591)	1	(2 304)
Dividends received	4 887	1 000	512	250	(6 243)	406
Income tax paid	(5)	—	(680)	(1 009)	—	(1 694)

CASH FLOW FROM OPERATING ACTIVITIES	4 333	(661)	5 970	9 061	(6 217)	12 486

INVESTING ACTIVITIES
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	454	(7)	(234)	(238)	—	(25)
Acquisition of property, plant and equipment and of intangible assets	(88)	—	(302)	(2 986)	—	(3 376)
Net proceeds/(acquisition) of other assets	4	—	29	627	—	660
Net repayments/(payments) of loans granted	(8 903)	—	(9 899)	(2 804)	21 616	10
CASH FLOW FROM INVESTING ACTIVITIES	(8 533)	(7)	(10 406)	(5 401)	21 616	(2 731)

FINANCING ACTIVITIES
Intra-group capital reimbursements	4 343	(6 000)	(1 428)	3 085	—	—
Proceeds from borrowings	11 686	9 986	17 794	9 237	(31 412)	17 291
Payments on borrowings	(13 508)	(2 962)	(6 274)	(8 880)	9 775	(21 849)
Other financing activities	(56)	(181)	(968)	(145)	—	(1 350)
Dividends paid	(1 771)	—	(1 362)	(6 199)	6 244	(3 088)
CASH FLOW FROM FINANCING ACTIVITIES	694	843	7 762	(2 902)	(15 393)	(8 996)

Net increase/(decrease) in cash and cash equivalents	(3 506)	175	3 326	758	6	759

Cash and cash equivalents less bank overdrafts at beginning of year	(2 127)	570	1 562	4 492	—	4 497
Effect of exchange rate fluctuations	474	—	(121)	(291)	(6)	56

Cash and cash equivalents less bank overdrafts at end of year	(5 159)	745	4 767	4 959	—	5 312

35.	EVENTS AFTER THE BALANCE SHEET DATE

ORIENTAL BREWERY ACQUISITION

On 20 January, AB InBev, KKR and Affinity Equity Partners announced that an agreement has been entered into whereby AB InBev will reacquire Oriental Brewery (“OB”), the leading brewer in South Korea, from KKR and Affinity for 5.8 billion US dollar.

This agreement returns OB to the AB InBev portfolio, after AB InBev sold the company in July 2009, following the combination of InBev and Anheuser-Busch, in support of the company’s deleveraging commitment. AB InBev will reacquire OB earlier than July 2014, as it was originally entitled to under the 2009 transaction.

Since KKR and Affinity entered into partnership with OB in 2009, OB has grown to become the largest brewer in South Korea, driven by strong growth of the Cass brand. OB and AB InBev also remained long-term partners through OB’s exclusive license to distribute select AB InBev brands in South Korea such as Budweiser, Corona and Hoegaarden.

The enterprise value for the transaction is 5.8 billion USD, and as a result of an agreement entered into with KKR and Affinity in 2009, AB InBev will also receive approximately 320m US dollar in cash at closing from this transaction, subject to closing adjustments according to the terms of the transaction. OB estimates its EBITDA in 2013 was approximately KRW 529 billion or approximately 500m US dollar at exchange rates at the date of the announcement.

The transaction is subject to regulatory approval in South Korea as well as other customary closing conditions, and is expected to close in the first half of 2014.

BOND ISSUANCE

On 27 January 2014, Anheuser-Busch InBev Finance Inc., a subsidiary of AB InBev, issued 5.25 billion US dollar aggregate principal amount of bonds, consisting of 1.2 billion US dollar aggregate principal amount of fixed rate notes due 2017; 300m US dollar aggregate principal amount of floating rate notes due 2017; 1.25 billion US dollar aggregate principal amount of fixed rate notes due 2019; 250m US dollar aggregate principal amount of floating rate notes due 2019; 1.4 billion US dollar aggregate principal amount of fixed rate notes due 2024; and 850m US dollar aggregate principal amount of fixed rate notes due 2044. The fixed rate notes will bear interest at an annual rate of 1.125% for the 2017 notes; 2.150% for the 2019 notes; 3.700% for the 2024 notes; and 4.625% for the 2044 notes. The floating rate notes will bear interest at an annual rate of 19.00 basis points above three-month LIBOR for the 2017 floating rate notes and 40.00 basis points above three-month LIBOR for the 2019 floating rate notes.

ARGENTINEAN PESO DEVALUATION

In January 2014, the Argentinean peso underwent a severe devaluation. In 2013, the Argentinean operations represented 4.6% of the company’s consolidated revenue and 5.1% of the company’s consolidated normalized EBITDA. The 2013 Argentinean full year results were translated at an average rate of 5.4466 Argentinean pesos per US dollar. The 2014 devaluation, and further devaluations in the future, if any, is expected to decrease the company’s net assets in Argentina, with a balancing entry in the equity of the company. The translation of results and cash flows of the company’s Argentinean operations are also expected to be impacted.

36.	AB INBEV COMPANIES

Listed below are the most important AB InBev companies. A complete list of the company’s investments is available at AB InBev NV, Brouwerijplein 1, B-3000 Leuven, Belgium. The total number of companies consolidated (fully, proportional and equity method) is 452.

LIST OF MOST IMPORTANT FULLY CONSOLIDATED COMPANIES

NAME AND REGISTERED OFFICE OF FULLY CONSOLIDATED COMPANIES	% OF ECONOMIC INTEREST AS AT 31 DECEMBER 2013
ARGENTINA
CERVECERIA Y MALTERIA QUILMES SAICA y G - Charcas 5160 - Buenos Aires	61.89

BELGIUM
AB INBEV NV – Grote Markt 1 - 1000 - Brussel	Consolidating Company
BRASSERIE DE L’ABBAYE DE LEFFE S.A. - Place de l’Abbaye 1 - 5500 - Dinant	98.54
BROUWERIJ VAN HOEGAARDEN N.V. - Stoopkensstraat 46 - 3320 - Hoegaarden	100.00
COBREW N.V. - Brouwerijplein 1 - 3000 - Leuven	100.00
INBEV BELGIUM N.V. - Industrielaan 21 - 1070 - Brussel	100.00

BOLIVIA
CERVECERIA BOLIVIANA NACIONAL S.A. - Av. Montes 400 and Chuquisaca Street - La Paz	61.89

BRAZIL
CIA DE BEBIDAS DAS AMERICAS - AMBEV BRASIL - Rua Dr. Renato Paes de Barros, 1017, 4° Andar (parte), cj. 44 e 42 - Itaim Bibi, Sao Paulo	61.89

CANADA
LABATT BREWING COMPANY LIMITED - 207 Queen’s Quay West, Suite 299 - M5J 1A7 - Toronto	61.89

CHILE
CERVECERIA CHILE S.A. - Av. Presidente Eduardo Frei Montalva 9600 - Quilicura	61.89

CHINA
ANHEUSER-BUSCH INBEV (WUHAN) BREWING COMPANY LIMITED - Shangshou, Qin Duan Kou, Hanyang Area, Wuhan, Hubei Province	97.06
ANHEUSER-BUSCH INBEV HARBIN BREWERY COMPANY LIMITED - 20 Youfang Street - Xiangfang District - Harbin, Heilongjiang Province	100.00
ANHEUSER-BUSCH INBEV (ZHOUSHAN) BREWERY Co., Ltd. - No.1 Linggang Yi Road, Linggang industrial area, Dinghai District - Zhou Shan	100.00
INBEV BAISHA (HUNAN) BREWERY CO LTD - No. 304 Shao Shan Zhong Lu - Changsha	100.00
INBEV DOUBLE DEER GROUP CO LTD - 419 Wu Tian Street - Wenzhou	55.00
INBEV JINLONGQUAN (HUBEI) BREWERY CO LTD - 89 Chang Ning Street - Jingmen	60.00
INBEV JINLONGQUAN (XIAOGAN) BREWERY CO LTD - No. 198 Chengzhan Street - Xiaogan	60.00
INBEV KK (NINGBO) BREWERY CO LTD - Jinjiang Zhen, 315000 - Ningbo	100.00
INBEV SEDRIN BREWERY Co, Ltd - No.2 factory Xialin Cun, Chen Xiang district, PuTian City, Fujian Province	100.00
ANHEUSER-BUSCH INBEV (TAIZHOU) BREWERY CO., LTD. - 159, Qi Xia Dong Road - Cheng Guan, Tiantai County	100.00
ANHEUSER-BUSCH INBEV (NINGBO) BREWERY CO., LTD. - JinJiang Zhen,- 315000 - Ningbo, Zhejiang Province	100.00
ANHEUSER-BUSCH INBEV (NANJING) BREWERY CO., LTD.- Qi Li Qiao, Jiang Pu district, -211800- Nanjing	100.00

DOMINICAN REPUBLIC
CERVECERIA NACIONAL DOMINICANA, esquina formada por la Autopista 30 de Mayo – Km. 6-1/2 y calle San Juan Bautista, Santo Domingo, Distrito Nacional	34.04

ECUADOR
COMPAÑIA CERVECERA AMBEV ECUADOR S.A. - Km 14.5 Via a Daule S/N y Av. Las Iguanas, Guayaquil	61.89

FRANCE
AB - INBEV FRANCE S.A.S. 38 Allée Vauban 59110 La Madeleine	100.00

GERMANY
BRAUEREI BECK GmbH & CO. KG - Am Deich 18/19 - 28199 - Bremen	100.00
BRAUEREI DIEBELS GmbH & CO.KG - Brauerei-Diebels-Strasse 1 - 47661 - Issum	100.00
BRAUERGILDE HANNOVER AG - Hildesheimer Strasse 132 - 30173 - Hannover	100.00
HAAKE-BECK BRAUEREI GmbH & Co. KG - Am Deich 18/19 - 28199 - Bremen	99.96
HASSERÖDER BRAUEREI GmbH - Auerhahnring 1 - 38855 - Wernigerode	100.00
ANHEUSER-BUSCH INBEV GERMANY HOLDING GmbH - Am Deich 18/19 - 28199 - Bremen	100.00
SPATEN - FRANZISKANER - BRÄU GmbH - Marsstrasse 46 + 48 - 80335 - München	100.00

GRAND DUCHY OF LUXEMBURG
BRASSERIE DE LUXEMBOURG MOUSEL - DIEKIRCH - 1, Rue de la Brasserie - L-9214 - Diekirch	95.82

INDIA
CROWN BEERS INDIA LIMITED - #8-2-684/A, Road No. 12 - Banjara Hills, Hyderabad 500034 - Andhra Pradesh	100.00

MEXICO
GRUPO MODELO, S.A.B. DE C.V. - JAVIER BARROS SIERRA 555 PISO 3 ZEDEC ED PLAZA SANTA FE DISTRITO FEDERAL C.P. 01210	100.00

PARAGUAY
CERVECERIA PARAGUAYA S.A. - Ruta Villeta KM30 - Ypané	61.89

PERU
COMPANIA CERVECERA AMBEV PERU SAC - Av Los Laureles Mza a lote 4 (Mirador 12 Carretera R. Priale) Lima - Luringancho	61.89

RUSSIA
OAO SUN INBEV - 28 Moscovskaya Street, Moscow region - 141600 - Klin	99.95

THE NETHERLANDS
INBEV NEDERLAND N.V. - Ceresstraat 1 - 4811 CA - Breda	100.00
INTERBREW INTERNATIONAL B.V. - Ceresstraat 1 - 4811 CA - Breda	100.00

UKRAINE
PJSC SUN InBev Ukraine - 30V Fizkultury St - 03680 - Kyiv	98.29

US
ANHEUSER-BUSCH COMPANIES, LLC. - One Busch Place - St. Louis, MO 63118	100.00
ANHEUSER-BUSCH INTERNATIONAL, INC. - One Busch Place - St. Louis, MO 63118	100.00
ANHEUSER-BUSCH PACKAGING GROUP, INC. - One Busch Place - St. Louis, MO 63118	100.00

UNITED KINGDOM
BASS BEERS WORLDWIDE LIMITED - Porter Tun House, 500 Capability Green - LU1 3LS - Luton	100.00
INBEV UK LTD - Porter Tun House, 500 Capability Green - LU1 3LS - Luton	100.00

URUGUAY
CERVECERIA Y MALTERIA PAYSSANDU S.A. - Rambla Baltasar Brum, 2933 - 11800 - Payssandu	61.89