Form 20-F/A
period 2013-12-31
Anheuser-Busch InBev S.A.
filed 2014-06-30
CIK 1140467

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

N/A    ☐  Yes    ☐  No

TABLE OF CONTENTS

Page
EXPLANATORY NOTE	2
ITEM 19. EXHIBITS	3

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (the “Form 20-F/A”) amends our annual report on Form 20-F for the fiscal year ended 31 December 2013, which was originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 25, 2014 (the “Form 20-F”). The purpose of this Form 20-F/A is to amend the Form 20-F to replace Exhibit 4.19 with the attached Exhibit 4.19 and to replace Exhibit 4.20 with the attached Exhibit 4.20. No other changes have been made to the Form 20-F.

ITEM 19.	EXHIBITS

1.1	Consolidated Articles of Association of Anheuser-Busch InBev SA/NV, dated as of 10 February 2014 (English-language translation) (incorporated by reference to Exhibit 99.2 to Form 6-K filed by Anheuser-Busch InBev SA/NV on 11 February 2014).

2.1	Indenture, dated as of 16 October 2009, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, Brandbrew S.A., Cobrew NV/SA and Anheuser Busch Companies, LLC and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”) (incorporated by reference to Exhibit 4.1 to Form F-4 (File No. 333-163464) filed by Anheuser-Busch InBev SA/NV on 3 December 2009).

2.2	Fifth Supplemental Indenture, dated as of 27 November 2009, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors named therein, and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.6 to Form F-4 (File No. 333-163464) filed by Anheuser-Busch InBev SA/NV on 3 December 2009).

2.3	Tenth Supplemental Indenture, dated as of 7 April 2010, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors named therein, and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 2.3 to Form 20-F (File No. 001-34455) filed by Anheuser-Busch InBev SA/NV on 13 April 2011).

2.4	Twenty-Fourth Supplemental Indenture, dated as of 6 October 2011, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors named therein, and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.2 to Form F-3/A (File No. 333-169514) filed by Anheuser-Busch InBev SA/NV on 7 October 2011).

2.5	Twenty-Ninth Supplemental Indenture, dated as of 20 December 2012, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev NV/SA, the Subsidiary Guarantors party thereto from time to time and The Bank of New York Mellon Trust Company, N.A., Trustee (incorporated by reference to Exhibit 4.2 to Form F-3/A (File No. 333-169514) filed by Anheuser-Busch InBev SA/NV on 21 December 2012).

2.6	Indenture, dated as of 17 January 2013, among Anheuser-Busch InBev Finance Inc., Anheuser-Busch InBev SA/NV, Brandbrew S.A., Cobrew NV/SA, Anheuser-Busch InBev Worldwide Inc. and Anheuser Busch Companies, LLC and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”) (incorporated by reference to Exhibit 2.5 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 25 March 2013).

3.1	Amended and Restated Anheuser-Busch InBev Shareholders Agreement (formerly InBev Shareholders Agreement and Interbrew Shareholders Agreement) dated 9 September 2009 among BRC S.à.R.L, Eugénie Patri Sébastien S.A. (formerly Eugénie Patri Sébastien SCA), Stichting Anheuser-Busch InBev (formerly Stichting InBev and Stichting Interbrew) and Rayvax Société d’Investissement NV/SA (incorporated by reference to Exhibit 3.1 to Form 20-F (File No. 001-36455) filed by Anheuser-Busch InBev SA/NV on 14 September 2009).

3.2	Voting Agreement between Stichting Anheuser-Busch InBev, Fonds InBev-Baillet Latour SPRL and Fonds Voorzitter Verhelst SPRL, dated 17 October 2008 (incorporated by reference to Exhibit 3.2 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 14 September 2009).

4.1	2010 Senior Facilities Agreement for Anheuser-Busch InBev SA/NV and Anheuser-Busch InBev Worldwide Inc., dated 26 February 2010 (incorporated by reference to Exhibit 4.2 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 15 April 2010).*

4.2	Letter of Amendment dated 23 June 2011 amending the 2010 Senior Facilities Agreement dated 26 February 2010 (incorporated by reference to Exhibit 4.2 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 13 April 2012).*

4.3	Share-Based Compensation Plan Relating to Shares of Anheuser-Busch InBev (incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-172069) filed by Anheuser-Busch InBev SA/NV on 4 February 2011).

4.4	Share-Based Compensation Plan Relating to American Depositary Shares of Anheuser-Busch InBev (incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-172069) filed by Anheuser-Busch InBev SA/NV on 4 February 2011).

4.5	Long-Term Incentive Plan Relating to Shares of Anheuser-Busch InBev (most recent version is incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-192806) filed by Anheuser-Busch InBev SA/NV on 13 December 2013).

4.6	Long-Term Incentive Plan Relating to American Depositary Shares of Anheuser-Busch InBev (most recent version is incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-192806) filed by Anheuser-Busch InBev SA/NV on 13 December 2013).

4.7	Exceptional Incentive Restricted Stock Units Programme (most recent version is incorporated by reference to Exhibit 4.1 to Post-Effective Amendment No. 2 to Form S-8 (File No. 333-171231) filed by Anheuser-Busch InBev SA/NV on 10 May 2013).

4.8	Discretionary Restricted Stock Units Programme (incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-169272) filed by Anheuser-Busch InBev SA/NV on 8 September 2010).

4.9	Terms and Conditions of Anheuser-Busch InBev SA/NV Stock Option Plan – Stock Options Grant of 18 December 2009 (incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-165065) filed by Anheuser-Busch InBev SA/NV on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by Anheuser-Busch InBev SA/NV on 4 February 2011).

4.10	Anheuser-Busch InBev SA/NV Long-Term Incentive Plan – Stock Options Grant of 18 December 2009 (incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-165065) filed by Anheuser-Busch InBev SA/NV on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by Anheuser-Busch InBev SA/NV on 4 February 2011).

4.11	Forms of Stock Option Plan underlying the Dividend Waiver and Exchange Program (incorporated by reference to Exhibit 4.5 to Form S-8 (File No. 333-165065) filed by Anheuser-Busch InBev SA/NV on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by Anheuser-Busch InBev SA/NV on 4 February 2011).

4.12	Share-Based Compensation Plan March 2010 (incorporated by reference to Exhibit 4.6 to Form S-8 (File No. 333-165065) filed by Anheuser-Busch InBev SA/NV on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by Anheuser-Busch InBev SA/NV on 4 February 2011).

4.13	Share-Based Compensation Plan March 2010 for EBM, GHQ & NY (incorporated by reference to Exhibit 4.7 to Form S-8 filed by Anheuser-Busch InBev SA/NV on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by Anheuser-Busch InBev SA/NV on 4 February 2011).

4.14	2012 Senior Facilities Agreement for Anheuser-Busch InBev SA/NV, Anheuser-Busch InBev Worldwide Inc. and Cobrew NV, dated 20 June 2012 (incorporated by reference to Exhibit 4.14 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 25 March 2013).*

4.15	Transaction Agreement by and among Grupo Modelo, S.A.B. de C.V., Diblo, S.A. de C.V., Anheuser-Busch InBev SA/NV, Anheuser-Busch International Holdings, Inc. and Anheuser-Busch México Holdings, S. de R.L. de C.V., dated as of 28 June 2012 (incorporated by reference to Exhibit 99.1 to Form 6-K filed by Anheuser-Busch InBev SA/NV on 2 July 2012).

4.16	Amended and restated Membership Interest Purchase Agreement, dated 13 February 2013, among Constellation Beers Ltd., Constellation Brands Beach Holdings, Inc., Constellation Brands, Inc. and Anheuser-Busch InBev SA/NV (incorporated by reference to Exhibit 4.16 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 25 March 2013).

4.17	Stock Purchase Agreement between Anheuser-Busch InBev SA/NV and Constellation Brands, Inc. dated 13 February 2012 (incorporated by reference to Exhibit 4.17 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 25 March 2013).*

4.18	Final Judgment of the United States District Court for the District of Columbia entered into on 21 October 2013 outlining the Grupo Modelo settlement (incorporated by reference to Exhibit 4.18 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 25 March 2014).

4.19	First Amendment to Amended and Restated Membership Interest Purchase Agreement, dated as of 19 April 2013, among Anheuser-Busch SA/NV, Constellation Beers Ltd., Constellation Brands Beach Holdings, Inc. and Constellation Brands, Inc., as part of the Grupo Modelo settlement agreement (filed herewith).*

4.20	First Amendment to Stock Purchase Agreement dated as 19 April 2013, between Anheuser-Busch InBev SA/NV and Constellation Brands, Inc., as part of the Grupo Modelo settlement agreement (filed herewith).*

6.1	Description of earnings per share (incorporated by reference to note 23 to our audited consolidated financial statements included in the Form 20-F filed by Anheuser-Busch InBev SA/NV on 25 March 2014).

7.1	Description of ratios (incorporated by reference to Exhibit 7.1 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 25 March 2014)

8.1	List of significant subsidiaries (incorporated by reference to note 36 to our audited consolidated financial statements included in the Form 20-F filed by Anheuser-Busch InBev SA/NV on 25 March 2014).

11.1	Anheuser-Busch InBev Code of Business Conduct, dated as of January 2014 (incorporated by reference to Exhibit 11.1 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 25 March 2014).

11.2	Anheuser-Busch InBev Code of Dealing, dated as of February 2010 (incorporated by reference to Exhibit 11.2 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 13 April 2012).

12.1	Principal Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (incorporated by reference to Exhibit 12.1 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 25 March 2014).

12.2	Principal Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (incorporated by reference to Exhibit 12.2 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 25 March 2014).

12.3	Principal Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 with respect to Amendment No. 1 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 25 March 2014 (filed herewith).

12.4	Principal Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 with respect to Amendment No. 1 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 25 March 2014 (filed herewith).

13.1	Principal Executive Officer and Principal Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (incorporated by reference to Exhibit 13.1 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 25 March 2014).

15.1	Consent of PricewaterhouseCoopers Bedrijfsrevisoren BCVBA (incorporated by reference to Exhibit 15.1 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 25 March 2014).

Note:

*	Certain terms are omitted pursuant to a request for confidential treatment.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this 20-F/A on its behalf.

Anheuser-Busch InBev SA/NV (Registrant)

Date: June 30, 2014	By:	/s/ Sabine Chalmers
Name: Sabine Chalmers
Title: Chief Legal and Corporate Affairs Officer