Form 20-F
period 2014-12-31
Anheuser-Busch InBev S.A.
filed 2015-03-24
CIK 1140467

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 December 2014

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

Brouwerijplein 1, 3000 Leuven

Belgium

Telephone No.: + 32 16 27 61 11

Fax No.: + 32 16 50 61 11

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary shares without nominal value	New York Stock Exchange*
American Depositary Shares, each representing one ordinary share without nominal value	New York Stock Exchange
6.375% Notes due 2040 (January 2010)	New York Stock Exchange
5.375% Notes due 2020 (January 2010)	New York Stock Exchange
3.625% Notes due 2015 (August 2010)	New York Stock Exchange
9.750% Notes due 2015 (November 2010)	New York Stock Exchange
2.875% Notes due 2016 (January 2011)	New York Stock Exchange
4.375% Notes due 2021 (January 2011)	New York Stock Exchange
6.875% Notes due 2019 (February 2011)	New York Stock Exchange
0.800% Notes due 2015 (July 2012)	New York Stock Exchange
1.375% Notes due 2017 (July 2012)	New York Stock Exchange
2.500% Notes due 2022 (July 2012)	New York Stock Exchange
3.750% Notes due 2042 (July 2012)	New York Stock Exchange
0.800% Notes due 2016 (January 2013)	New York Stock Exchange
1.250% Notes due 2018 (January 2013)	New York Stock Exchange
2.625% Notes due 2023 (January 2013)	New York Stock Exchange
4.000% Notes due 2043 (January 2013)	New York Stock Exchange
Floating Rate Notes due 2017 (January 2014)	New York Stock Exchange
Floating Rate Notes due 2019 (January 2014)	New York Stock Exchange
1.125% Notes due 2017 (January 2014)	New York Stock Exchange
2.150% Notes due 2019 (January 2014)	New York Stock Exchange
3.700% Notes due 2024 (January 2014)	New York Stock Exchange
4.625% Notes due 2044 (January 2014)	New York Stock Exchange

*	Not for trading, but in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

1,608,242,156 ordinary shares

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

•	“Grupo Modelo” are to Grupo Modelo, S.A.B. de C.V., a Mexican company listed on the Mexican Stock Exchange.

PRESENTATION OF FINANCIAL AND OTHER DATA

We have prepared our audited consolidated financial statements as of 31 December 2014 and 2013, and for the three years ended 31 December 2014, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). Unless otherwise specified, the financial information analysis in this Form 20-F is based on our audited consolidated financial statements as of 31 December 2014 and 2013, and for the three years ended 31 December 2014. Unless otherwise specified, all financial information included in this Form 20-F has been stated in U.S. dollars.

All references in this Form 20-F to (i) “euro” or “EUR” are to the common currency of the European Union, (ii) “U.S. dollar,” “$,” or “USD” are to the currency of the United States, (iii) “CAD” are to the currency of Canada, (iv) “R$,” “real” or “reais” are to the currency of Brazil, (v) “GBP” (pound sterling) are to the currency of the United Kingdom, and (vi) “MXN” (Mexican peso) are to the currency of Mexico.

Unless otherwise specified, volumes, as used in this Form 20-F, include beer (including near beer) and non-beer (primarily carbonated soft drinks) volumes. In addition, unless otherwise specified, our volumes include not only brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor, and third-party products that we sell through our distribution network, particularly in Western Europe. Our volume figures in this Form 20-F reflect 100% of the volumes of entities that we fully consolidate in our financial reporting and a proportionate share of the volumes of entities that we proportionately consolidate in our financial reporting, but do not include volumes of our associates or non-consolidated entities.

Following the combination with Grupo Modelo, we are fully consolidating Grupo Modelo in our financial reporting as of 4 June 2013 and are reporting the Grupo Modelo volumes in the reported volumes as of that date. The Grupo Modelo operations are reported according to their geographical presence in the following segments: the Mexico beer and packaging businesses are reported in the Mexico zone, the Export business is reported in the Global Export & Holding Companies segment and the sale of Modelo brands by our affiliates is reported in the respective zones where these affiliates operate. Effective 1 April 2014, we discontinued the reporting of volumes sold to Constellation Brands under the interim supply agreement, since these volumes do not form part of the underlying performance of our business.

The Oriental Brewery business is reported in the Asia Pacific zone as from 1 April 2014.

Effective 1 January 2014, we created a single Europe zone by combining the Western Europe zone and the Central & Eastern Europe zone, we transferred the responsibility of our Spanish operations from Global Export & Holding Companies to the Europe zone, we transferred the export of Corona to a number of European countries and we transferred the management responsibility for our joint venture in Cuba to the Latin America North zone. The Western Europe, Central & Eastern Europe and Latin America North information for 2012 and 2013 has been adjusted in this Form 20-F for comparative purposes. Certain monetary amounts and other figures included in this Form 20-F have been subject to rounding adjustments. Accordingly, any discrepancies in any tables between the totals and the sums of amounts listed are due to rounding.

See “Item 5. Operating and Financial Review—B. Significant Accounting Policies—Summary of Changes in Accounting Policies” for further information on how our accounting policies changed beginning on 1 January 2014.

PRESENTATION OF MARKET INFORMATION

Market information (including market share, market position and industry data for our operating activities and those of our subsidiaries or of companies acquired by us) or other statements presented in this Form 20-F regarding our position (or that of companies acquired by us) relative to our competitors largely reflect the best estimates of our management. These estimates are based upon information obtained from customers, trade or business organizations and associations, other contacts within the industries in which we operate and, in some cases, upon published statistical data or information from independent third parties. Except as otherwise stated, our market share data, as well as our management’s assessment of our comparative competitive position, has been derived by comparing our sales figures for the relevant period to our management’s estimates of our competitors’ sales figures for such period, as well as upon published statistical data and information from independent third parties, and, in particular, the reports published and the information made available by, among others, the local brewers’ associations and the national statistics bureaus in the various countries in which we sell our products. The principal sources generally used include Plato Logic Limited and AC Nielsen, as well as internal estimations based on data from the Beer Institute and IRI (for the United States), the Brewers Association of Canada (for Canada), CCR (for Ecuador, Paraguay and Peru), CIES (for Bolivia), AC Nielsen (for Argentina, Brazil, Chile, Dominican Republic, Guatemala, Russia, Ukraine and Uruguay), Cámara Nacional de la Industria de la Cerveca y de la Malta (for Mexico), Belgian Brewers Association (for Belgium), German Brewers Association (for Germany), Seema International Limited (for China), the British Beer and Pub Association (for the United Kingdom), Centraal Brouwerij Kantoor—CBK (for the Netherlands), Association des Brasseurs de France and IRI (for France), Plato Logic Limited (for Italy), the Korean International Trade Association (for South Korea) and other local brewers’ associations. You should not rely on the market share and other market information presented herein as precise measures of market share or of other actual conditions.

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

•

financial risks, such as interest rate risk, foreign exchange rate risk (in particular as against the U.S. dollar, our reporting currency), commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, liquidity risk, inflation or deflation;

•

continued geopolitical instability, which may result in, among other things, economic and political sanctions and currency exchange rate volatility, and which may have a substantial impact on the economies of one or more of our key markets;

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

•

changes in applicable laws, regulations and taxes in jurisdictions in which we operate, including the laws and regulations governing our operations and changes to tax benefit programs, as well as actions or decisions of courts and regulators;

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

v

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. DIRECTORS AND SENIOR MANAGEMENT

Not applicable.

B. ADVISERS

Not applicable.

C. AUDITORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

A. OFFER STATISTICS

Not applicable.

B. METHOD AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. SELECTED FINANCIAL DATA

The selected historical financial information presented below as of 31 December 2014, 2013, 2012, 2011 and 2010, and for the five years ended 31 December 2014 has been derived from our audited consolidated financial statements, which were prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). Unless otherwise specified, all financial information included in this Form 20-F has been stated in U.S. dollars.

The selected historical financial information presented in the tables below should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements and the accompanying notes. The audited consolidated financial statements and the accompanying notes as of 31 December 2014 and 2013 and for the three years ended 31 December 2014 have been included in this Form 20-F.

	Year ended 31 December
	2014	2013	2012(6)	2011(6)	2010
	(USD million, unless otherwise indicated)
	(audited)
Income Statement Data
Revenue(1)	47,063	43,195	39,758	39,046	36,297
Profit from operations	15,111	20,443	12,747	12,346	10,897
Profit	11,302	16,518	9,325	7,859	5,762
Profit attributable to our equity holders	9,216	14,394	7,160	5,779	4,026

Weighted average number of ordinary shares (million shares)(2)	1,634	1,617	1,600	1,595	1,592
Diluted weighted average number of ordinary shares (million shares)(3)	1,665	1,650	1,628	1,614	1,611
Basic earnings per share (USD)(4)	5.64	8.90	4.48	3.62	2.53
Diluted earnings per share (USD)(5)	5.54	8.72	4.40	3.58	2.50
Dividends per share (USD)	3.52	2.83	2.24	1.55	1.07
Dividends per share (EUR)	3.00	2.05	1.70	1.20	0.80

	As of 31 December
	2014	2013	2012(6)	2011(6)	2010
	(USD million, unless otherwise indicated)
	(audited)
Financial Position Data
Total assets	142,550	141,666	122,621	112,427	114,342
Equity	54,257	55,308	45,453	41,056	38,799
Equity attributable to our equity holders	49,972	50,365	41,154	37,504	35,259
Issued capital	1,736	1,735	1,734	1,734	1,733

Other Data
Volumes (million hectoliters)	459	426	403	399	399

Notes:

(1)	Turnover less excise taxes and discounts. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to our customers (see “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Excise Taxes”).
(2)	Weighted average number of ordinary shares means, for any period, the number of shares outstanding at the beginning of the period, adjusted by the number of shares canceled, repurchased or issued during the period, including deferred share instruments and stock lending, multiplied by a time-weighting factor.
(3)	Diluted weighted average number of ordinary shares means the weighted average number of ordinary shares, adjusted by the effect of share options issued.
(4)	Earnings per share means, for any period, profit attributable to our equity holders for the period divided by the weighted average number of ordinary shares.
(5)	Diluted earnings per share means, for any period, profit attributable to our equity holders for the period divided by the diluted weighted average number of ordinary shares.
(6)	2012 and 2011 as reported, adjusted to reflect the changes to the revised IAS 19 Employee Benefits.

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

Beer, other alcoholic beverage and soft drink consumption in many of the jurisdictions in which we operate is closely linked to general economic conditions, with levels of consumption tending to rise during periods of rising per capita income and fall during periods of declining per capita income. Additionally, per capita consumption is inversely related to the sale price of our products.

Besides moving in concert with changes in per capita income, beer and other alcoholic beverage consumption also increases or decreases in accordance with changes in disposable income.

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

Although we report our consolidated results in U.S. dollars, in 2014, we derived approximately 68% of our revenue from operating companies that have non-U.S. dollar functional currencies (in most cases, in the local currency of the respective operating company). Consequently, any change in exchange rates between our operating companies’ functional currencies and the U.S. dollar will affect our consolidated income statement and balance sheet when the results of those operating companies are translated into U.S. dollars for reporting purposes, as we cannot hedge against translational exposures. Decreases in the value of our operating companies’ functional currencies against the U.S. dollar will tend to reduce those operating companies’ contributions in dollar terms to our financial condition and results of operations. For example, in January 2014, the Argentine peso underwent a severe devaluation, impacting the net assets, results and cash flows of our Argentine operations when translated into U.S. dollars. During 2014 and the first months of 2015, several other currencies such as the Mexican peso, the Brazilian reais, the Canadian dollar, the Russian ruble and the euro underwent significant devaluation compared to the U.S dollar.

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

See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments” and note 27 to our audited financial information as of 31 December 2014 and 2013, and for the three years ended 31 December 2014, for further details on our approach to hedging commodity price and foreign currency risk.

Changes in the availability or price of raw materials, commodities and energy could have an adverse effect on our results of operations.

A significant portion of our operating expenses are related to raw materials and commodities, such as malted barley, wheat, corn grits, corn syrup, rice, hops, flavored concentrate, fruit concentrate, sugar, sweetener, water, glass, polyethylene terephthalate (“PET”) and aluminum bottles, aluminum or steel cans and kegs, aluminum can stock, labels, plastic crates, metal and plastic closures, folding cartons, cardboard products and plastic films.

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

We may not be able to obtain the necessary funding for our future capital or refinancing needs and may face financial risks due to our level of debt and uncertain market conditions.

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

We have a USD 8.0 billion five-year revolving credit facility which matures in July 2018. As of 31 December 2014, the revolving credit facility was fully undrawn. The terms of such revolving credit facility are described under “Item 10. Additional Information—C. Material Contracts.” We also access the bond markets from time to time based on our financing needs. For details of bond offerings since 2014, see “Item 5. Operating and Financial Review—G. Liquidity and Capital Resources—Funding Sources—Borrowings.”

We expect the portion of our consolidated balance sheet represented by debt to remain significantly higher as compared to our historical position.

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

In the absence of appropriate external growth opportunities and subject to maintaining an optimal capital structure, increasing cash flow generation should translate into increasing cash returned to shareholders, with dividends being a more predictable growing flow, balanced with share buyback programs. Our objective is to achieve a long-term dividend yield in line with other fast moving consumer goods companies, with low volatility consistent with the non-cyclical nature of our business. In the event of a significant acquisition, we may restrict temporarily the amount of dividends we pay in order to prioritize deleveraging and maintain an optimal capital structure.

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

Some of the debt we have issued or incurred was issued or incurred at variable interest rates, which exposes us to changes in such interest rates. As of 31 December 2014, after certain hedging and fair value adjustments, USD 7.2 billion, or 14.1%, of our interest-bearing financial liabilities (which include loans, borrowings and bank overdrafts) bore a variable interest rate, while USD 43.9 billion, or 85.9%, bore a fixed interest rate. Moreover, a significant part of our external debt is denominated in non-U.S. dollar currencies, including the euro, pound sterling, Brazilian real and the Canadian dollar. Although we enter into interest rate swap agreements to manage our interest rate risk, and also enter into cross-currency interest rate swap agreements to manage both our foreign currency risk and interest-rate risk on interest-bearing financial liabilities, there can be no assurance that such instruments will be successful in reducing the risks inherent in exposures to interest rate fluctuations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments” and note 27 to our audited financial statements as of 31 December 2014 and 2013, and for the three years ended 31 December 2014, for further details on our approach to foreign currency and interest-rate risk.

Certain of our operations depend on independent distributors or wholesalers to sell our products.

Certain of our operations are dependent on government-controlled or privately owned but independent wholesale distributors for distribution of our products for resale to retail outlets. See “Item 4. Information on the Company—B. Business Overview— 7. Distribution of Products” and “Item 4. Information on the Company—B. Business Overview—11. Regulations Affecting Our Business” for further information in this respect. There can be no assurance as to the financial affairs of such distributors or that these distributors, who often act both for us and our competitors, will not give our competitors’ products higher priority, thereby reducing their efforts to sell our products.

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

If we do not successfully comply with laws and regulations designed to combat governmental corruption in countries in which we sell our products, we could become subject to fines, penalties or other regulatory sanctions, as well as to adverse press coverage, which could cause our reputation, our sales or our profitability to suffer.

We operate our business and market our products in certain countries that are less developed, have less stability in legal systems and financial markets, and are potentially more corrupt business environments than Europe and the United States, and therefore present greater political, economic and operational risks. Although we are committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to our business, there is a risk that the employees or representatives of our subsidiaries, affiliates, associates, joint ventures or other business interests may take actions that violate applicable laws and regulations that generally prohibit the making of improper payments to foreign government officials for the purpose of obtaining or keeping business, including laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act, and Brazilian Law No. 12,846/13 (a new antibribery statute that was enacted in January 2014). Such actions could expose us to potential liability and the costs associated with investigating potential misconduct. In addition, any press coverage associated with misconduct under these laws and regulations, even if unwarranted or baseless, could damage our reputation and sales.

In respect of the U.S. Foreign Corrupt Practices Act, we have been informed by the U.S. Department of Justice and U.S. Securities and Exchange Commission that they are conducting investigations into the relationships of our current and former affiliates in India, including our former non-consolidated Indian joint venture. In February 2015, we announced that we will exit this joint venture. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings.”

In Brazil, governmental authorities are currently investigating consulting services provided by a firm part-owned by a former elected government official who has been subject to prosecution. Our subsidiary, Ambev, has, in the past, hired the services of this consulting firm. We have reviewed our internal controls and compliance procedures in relation to these services and have not identified any evidence of misconduct.

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

Competition may divert consumers and customers from our products. Competition in our various markets and increased purchasing power of players in our distribution channels could cause us to reduce pricing, increase capital investment, increase marketing and other expenditures, prevent us from increasing prices to recover higher costs, and thereby cause us to reduce margins or lose market share. Moreover, because we rely on only a limited number of brands across a limited number of markets for the majority of our sales, any dilution of our brands as a result of competitive trends could also lead to a significant erosion of our profitability. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations. Innovation faces inherent risks, and the new products we introduce may not be successful, while competitors may be able to respond more quickly than we can to emerging trends, such as the increasing consumer preference for “craft beers” produced by smaller microbreweries.

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

To a large extent, we are organized as a holding company and our operations are carried out through subsidiaries. Our domestic and foreign subsidiaries’ and affiliated companies’ ability to upstream or distribute cash (to be used, among other things, to meet our financial obligations) through dividends, intercompany advances, management fees and other payments is, to a large extent, dependent on the availability of cash flows at the level of such domestic and foreign subsidiaries and affiliated companies and may be restricted by applicable laws and accounting principles. In particular, 34.4% (USD 16.2 billion) of our total revenue of USD 47.1 billion in 2014 came from our Brazilian listed subsidiary Ambev S.A. (“Ambev”), which is not wholly owned and is listed on the São Paulo Stock Exchange and the New York Stock Exchange. In addition to the above, some of our subsidiaries are subject to laws restricting their ability to pay dividends or the amount of dividends they may pay. If we are not able to obtain sufficient cash flows from our domestic and foreign subsidiaries and affiliated companies, this could adversely impact our ability to pay dividends, and otherwise negatively impact our business, results of operations and financial condition. See “Item 5. Operating and Financial Review—G. Liquidity and Capital Resources—Transfers from Subsidiaries” and “Item 10. Additional Information—F. Dividends and Paying Agents” for further information in this respect.

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

We are exposed to developing market risks, including the risks of devaluation, nationalization and inflation.

A substantial proportion of our operations, representing approximately 53% of our 2014 revenue, is carried out in developing markets, including Brazil (which represents 22.1% of our revenue), Argentina, China, Mexico, Russia, Bolivia, Paraguay, Ukraine and South Korea. We also have equity investments in brewers in China.

Our operations and equity investments in these markets are subject to the customary risks of operating in developing countries, which include political instability or insurrection, external interference, financial risks, changes in government policy, political and economic changes, changes in the relations between the countries, actions of governmental authorities affecting trade and foreign investment, regulations on repatriation of funds, interpretation and application of local laws and regulations, enforceability of intellectual property and contract rights, local labor conditions and regulations, potential political and economic uncertainty, application of exchange controls, nationalization or expropriation, crime and lack of law enforcement. Such factors could affect our results by causing interruptions to our operations or by increasing the costs of operating in those countries or by limiting our ability to repatriate profits from those countries. Financial risks of operating in developing markets also include risks of liquidity, inflation (for example, Brazil, Argentina and Russia have periodically experienced extremely high rates of inflation), devaluation (for example, the Brazilian and Argentine currencies have been devalued frequently during the last several decades, the Argentine peso underwent a severe devaluation in January 2014 and the Russian ruble underwent a severe devaluation in the second half of 2014), price volatility, currency convertibility and country default. These various factors could adversely impact our business, results of operations and financial condition. Due to our geographic mix, these factors could affect us more than our competitors with less exposure to developing markets, and any general decline in developing markets as a whole could impact us disproportionately compared to our competitors.

Economic and political events in Argentina may adversely affect our Argentina operations.

We indirectly own 100% of the total share capital of a holding company with operating subsidiaries in Argentina and other South American countries. Net revenues from our operating subsidiaries in Argentina corresponded to 3.6% of our total revenue and 4.1% of our EBITDA, as defined, for the year ended 31 December 2014. For our definition of EBITDA, as defined, see “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2014 Compared to the Year Ended 31 December 2013—EBITDA, as defined.” In the past, the Argentine economic and social situation has rapidly deteriorated; we cannot assure you that the Argentine economy will not rapidly deteriorate as it has in the past. The political instability, fluctuations in the economy, governmental actions concerning the economy of Argentina, the devaluation of the Argentine peso, inflation and deteriorating macroeconomic conditions in Argentina could have a material adverse effect on our Latin America South operations, their financial condition and their results. In January 2014, the Argentine peso underwent a severe devaluation. The 2014 Argentine full year results were translated at an average rate of 8.1193 Argentine pesos per U.S. dollar. The 2014 devaluation, and further devaluations in the future, if any, may decrease our net assets in Argentina, with a balancing entry in our equity.

In addition, on 30 July 2014, Argentina entered into a selective default on its restructured debt. The full consequences of the default on Argentina’s political and economic landscape, and on our operations there, are still unclear. If the economic or political situation in Argentina deteriorates, our Latin America South operations may be subject to additional restrictions under new foreign exchange, export repatriation or expropriation regimes that could adversely affect our liquidity and operations, and our ability to access funds from Argentina.

Political events in Ukraine, related sanctions adopted by the European Union and the United States targeting Russia and economic events in Russia may adversely affect our operations in Ukraine, Russia and elsewhere in the region.

We indirectly own 98.1% of the total share capital of PJSC SUN InBev Ukraine in Ukraine, the net revenues of which accounted for less than 1% of our total revenues in 2014. We also own and operate beer production facilities in Ukraine. In addition, we indirectly own 99.8% of the total share capital of SUN InBev OJSC in Russia, the net revenues of which accounted for less than 2% of our total revenues in 2014.

Severe political instability threatens Ukraine following civilian riots, which began in November 2013, the ouster of the Ukrainian President in February 2014, and subsequent military action in the destabilized country operating under a temporary government. As a result of ongoing conflict in the region, the United States and the European Union have imposed sanctions on certain individuals and companies in Ukraine and Russia. These sanctions were targeted at persons threatening the peace and security of Ukraine, senior officials of the Government of the Russian Federation and the energy, defense and financial services sectors of Russia, but they have had macroeconomic consequences beyond those persons and industries. In response, Russia instituted a set of reciprocal sanctions, and in August 2014 it imposed a one-year import ban on certain agricultural products, food and raw materials from countries that have imposed sanctions against Russia.

In December 2014, the United States imposed further sanctions aimed at blocking new investments in the Crimea region of Ukraine and trade between the United States or U.S. persons and Crimea. These sanctions also authorized the United States government to impose sanctions on any persons determined to be operating in the Crimea region of Ukraine. PJSC SUN InBev Ukraine and SUN InBev OJSC conduct limited selling and distribution activities in the Crimea region. We continue to monitor our subsidiaries’ activities in light of the restriction imposed by these and any future sanctions.

Political instability in the region has combined with low worldwide oil prices to significantly devalue the Russian ruble and may continue to have a negative impact on the Russian economy. In addition, the Ukrainian hryvnia also experienced significant devaluation in 2014. The possibility of additional sanctions implemented by the United States and/or the European Union against Russia or vice versa, continued political instability, civil strife, deteriorating macroeconomic conditions and actual or threatened military action in the region may result in serious economic challenges in Ukraine, Russia and the surrounding areas. This could have a material adverse effect on our subsidiaries’ operations in the region and on the results of operations of our Europe segment, and may result in impairment charges on goodwill or other intangible assets.

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

Our combination with Grupo Modelo has exposed us, and continues to expose us, to risks related to the significant costs and difficulties in integrating Grupo Modelo into our existing operations and the extraction of synergies from the transaction.

Although we believe our combination with Grupo Modelo is proceeding well, achieving the full potential of the transaction is dependent on the continued rapid and efficient combination of our activities with Grupo Modelo, two companies of considerable size which functioned independently and were incorporated in different countries, with geographically dispersed operations, and with different business cultures and compensation structures.

The integration process has involved and we expect will continue to involve inherent costs and uncertainties and there is no assurance that the combination with Grupo Modelo will achieve the full business growth opportunities, cost savings, increased profits, synergies and other benefits we anticipate. We remain committed to delivering at least USD 1 billion in cost synergies by the end of 2016 and we believe the consideration paid for the combination with Grupo Modelo is justified, in part, by the business growth opportunities, cost savings, increased profits, synergies, revenue benefits and other benefits Grupo Modelo expects to achieve by combining its operations with ours. However, these expected business growth opportunities, cost savings, increased profits, synergies and other benefits may not develop, and the assumptions upon which we determined the consideration paid for the combination with Grupo Modelo may prove to be incorrect.

Completion of the successful integration of Grupo Modelo into our business also requires a significant amount of management time and may affect or impair management’s ability to run the business effectively during the period of such integration. In addition, we may not be able to continue to retain employees with the appropriate skill sets for the tasks associated with our integration plan, which could adversely affect the integration of Grupo Modelo.

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

Our failure to satisfy our obligations under the Grupo Modelo settlement agreement could adversely affect our financial condition and results of operations.

The settlement agreement we reached with the U.S. Department of Justice in relation to the combination with Grupo Modelo includes a three-year transition services agreement to ensure the smooth transition of the operation of the Piedras Negras brewery as well as certain distribution guarantees for Constellation Brands, Inc. in the 50 states of the United States, the District of Columbia and Guam. Our compliance with our obligations under the settlement agreement is monitored by the U.S. Department of Justice and the Monitoring Trustee appointed by them. Were we to fail to fulfill our obligations under the settlement, whether intentionally or inadvertently, we could be subject to monetary fines. See “Item 10. Additional Information—C. Material Contracts—Grupo Modelo Settlement Agreement.”

An impairment of goodwill or other intangible assets would adversely affect our financial condition and results of operations.

We have recognized significant goodwill on our balance sheet through acquisitions. For example, as a result of the combination with Grupo Modelo in 2013, we recognized USD 19.6 billion of goodwill on our balance sheet and recorded several brands from the Grupo Modelo business (including brands in the Corona brand family among others) as intangible assets with indefinite life with a fair value of USD 4.7 billion. Similarly, as a result of the 2008 Anheuser-Busch acquisition, we recognized USD 32.9 billion of goodwill on our balance sheet and recorded several brands from the Anheuser-Busch business (including brands in the Budweiser brand family among others) as intangible assets with indefinite life with a fair value of USD 21.4 billion. As of 31 December 2014, goodwill amounted to USD 70.8 billion and intangible assets with indefinite life amounted to USD 28.2 billion. If our business does not develop as expected, impairment charges may be incurred in the future that could be significant and that could have an adverse effect on our results of operations and financial condition.

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

Moreover, our marketing efforts are subject to restrictions on the permissible advertising style, media and messages used. In a number of countries, for example, television is a prohibited medium for advertising beer and other alcoholic beverage products, and in other countries, television advertising, while permitted, is carefully regulated. Any additional restrictions in such countries, or the introduction of similar restrictions in other countries, may constrain our brand building potential and thus reduce the value of our brands and related revenues.

Negative publicity, perceived health risks and associated government regulation may harm our business.

Media coverage, and publicity generally, can exert significant influence on consumer behavior and actions. If the social acceptability of beer, other alcoholic beverages or soft drinks were to decline significantly, sales of our products could materially decrease. In recent years, there has been increased public and political attention directed at the alcoholic beverage and food and soft drink industries. This attention is the result of health concerns related to the harmful use of alcohol, including drunk driving, excessive, abusive and underage drinking and drinking while pregnant, as well as health concerns such as obesity and diabetes related to the overconsumption of food and soft drinks. Negative publicity regarding beer, other alcoholic beverage or soft drink consumption, publication of studies that indicate a significant health risk from consumption of beer, other alcoholic beverages or soft drinks, or changes in consumer perceptions in relation to beer, other alcoholic beverages or soft drinks generally could adversely affect the sale and consumption of our products and could harm our business, results of operations, cash flows or financial condition as consumers and customers change their purchasing patterns.

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

As a further example, the Russian authorities have adopted legislative changes linked to concerns about the harmful use of alcohol. In 2012, Russia adopted bans on the sale of beer in kiosks and the sale of beer between the hours of 11:00 pm and 8:00 am, a ban on beer advertisements on television, internet, printed media, radio and outdoor beer advertisements and a further increase in excise taxes. Between 2009 and 2014, the beer excise rate increased nine times—from RUB 2/liter (USD 0.07/liter) to RUB 18/liter (USD 0.32/liter). Other legislative proposals discussed in Russia include restrictions on PET containers, the imposition of production and turnover licensing requirements, acceleration of the implementation of a proposed waste taxation scheme from 2016 to 2015, and a requirement that companies that engage in the production and marketing of beer and other malt beverages register under the Unified State Automated Information System.

Similarly, in Ukraine, from 2013 to 2014, the excise tax rate increased 42.5% to UAH 1.24/liter (USD 0.08/liter) in 2014. At the end of December 2014, the Ukrainian Parliament significantly changed the regulatory environment for beer, making it legally equivalent to spirits. As of July 2015, beer cannot be advertised in printed media, by indoor or outdoor advertisement, on the metro and other public transportation, nor on radio and television between the hours of 6:00 pm and 11:00 am. In addition, production, wholesale and retail licensing requirements and wholesale, import and export certifications have been imposed. Ukraine has also implemented a new excise tax of 5% for retailers.

Concerns over alcohol abuse and underage drinking have also caused governments, including those in Argentina, Brazil, Spain, Russia, the United Kingdom and the United States, to consider measures such as increased taxation, implementation of minimum alcohol pricing regimes or other changes to the regulatory framework governing our marketing and other commercial practices.

Key brand names are used by us, our subsidiaries, associates and joint ventures, and are licensed to third-party brewers. To the extent that we or one of our subsidiaries, associates, joint ventures or licensees are subject to negative publicity, and the negative publicity causes consumers and customers to change their purchasing patterns, it could have a material adverse effect on our business, results of operations, cash flows or financial condition. As we continue to expand our operations into developing and growth markets, there is a greater risk that we may be subject to negative publicity, in particular in relation to labor rights and local work conditions. Negative publicity that materially damages the reputation of one or more of our brands could have an adverse effect on the value of that brand and subsequent revenues from that brand or business, which could adversely impact our business, results of operations, cash flows and financial condition.

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

We also face water scarcity and quality risks. The availability of clean water is a limited resource in many parts of the world, facing unprecedented challenges from climate change and the resulting change in precipitation patterns and frequency of extreme weather, overexploitation, increasing pollution, and poor water management. As demand for water continues to increase around the world, and as water becomes scarcer and the quality of available water deteriorates, we may be affected by increasing production costs or capacity constraints, which could adversely affect our business and results of operations.

We are required to report greenhouse gas emissions, energy data and other related information to a variety of entities, and to comply with the wider obligations of the EU Emissions Trading Scheme. Potential risks might be incurred if we were not able to measure, track and disclose information accurately and in a timely manner, and the EU Emissions Trading Scheme could result in increased operational costs if we were unable to meet our compliance obligations and exceed emission allocations. There is also a risk of new environmental regulation in many geographies where we operate, including the EU, U.S. and China, among others. For example, in May 2014, the State Council of the People’s Republic of China issued a plan that sets compulsory reduction goals related to pollutant emissions, energy consumption and carbon emissions that could require additional investment, business capabilities or operational changes.

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

We rely on key third-party suppliers, including third-party suppliers for a range of raw materials for beer and non-beer such as malted barley, corn grits, corn syrup, rice, hops, water, flavored concentrate, fruit concentrate, sugar and sweetener, and for packaging material, such as glass, PET and aluminum bottles, aluminum or steel cans and kegs, labels, plastic crates, metal and plastic closures, folding cartons, cardboard products and plastic films.

We seek to limit our exposure to market fluctuations in these supplies by entering into medium- and long-term fixed-price arrangements. We have a limited number of suppliers of aluminum cans and glass bottles. Consolidation of the aluminum can industry, and glass bottle industry in certain markets in which we operate has reduced local supply alternatives and increased the risk of disruption to aluminum can, and glass bottle supplies. Although we generally have other suppliers of raw materials and packaging materials, the termination of or material change to arrangements with certain key suppliers, disagreements with suppliers as to payment or other terms, or the failure of a key supplier to meet our contractual obligations or otherwise deliver materials consistent with current usage would or may require us to make purchases from alternative suppliers, in each case at potentially higher prices than those agreed with this supplier, and this could have a material impact on our production, distribution and sale of beer, other alcoholic beverages and soft drinks and have a material adverse effect on our business, results of operations, cash flows or financial condition.

A number of our key brand names are both licensed to third-party brewers and used by companies over which we do not have control. For instance, our global brand Stella Artois is licensed to third parties in Algeria, Australia, Bulgaria, Croatia, Czech Republic, Hungary, Israel, New Zealand and Romania, and another global brand, Corona, is licensed to Constellation Brands, Inc. for marketing and sales in 50 states of the United States, the District of Columbia and Guam, as well as related production in Mexico for those marketing and sales efforts. Corona is also distributed by third parties in over 100 countries worldwide, including Australia and New Zealand. Finally, Budweiser is licensed to third parties in, among other countries, Argentina, Japan, South Korea, Panama, Italy, Ireland and Spain. See “Item 4. Information on the Company—B. Business Overview—8. Licensing” for more information in this respect.

We monitor brewing quality to ensure our high standards, but, to the extent that one of these key licensed brand names is subject to negative publicity, it could have a material adverse effect on our business, results of operations, cash flows or financial condition.

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

Our business is highly regulated in many of the countries in which we or our licensed third parties operate. The regulations adopted by the authorities in these countries govern many parts of our operations, including brewing, marketing and advertising (in particular to ensure our advertising is directed to individuals of legal drinking age), environmental protection, transportation, distributor relationships and sales. We may be subject to claims that we have not complied with existing laws and regulations, which could result in fines and penalties or loss of operating licenses. We are also routinely subject to new or modified laws and regulations with which we must comply in order to avoid claims, fines and other penalties, which could adversely impact our business, results of operations and financial condition. We may also be subject to laws and regulations aimed at reducing the availability of beer and other alcoholic beverage products in some of our markets to address alcohol abuse and other social issues. There can be no assurance that we will not incur material costs or liabilities in connection with compliance with applicable regulatory requirements, or that such regulation will not interfere with our beer, other alcoholic beverage and soft drink businesses.

Our facilities in the United States and in the other countries in which we operate are subject to local environmental protection laws and regulations. We comply with these laws and regulations or are currently taking action to comply with them.

Certain U.S. states and various countries have adopted laws and regulations that require deposits on beverages or establish refillable bottle systems. Such laws generally increase beer prices above the costs of deposit and may result in sales declines. Lawmakers in various jurisdictions in which we operate continue to consider similar legislation, the adoption of which would impose higher operating costs on us while depressing sales volume.

The level of regulation to which our businesses are subject can be affected by changes in the public perception of beer, other alcoholic beverage and soft drink consumption. In recent years, there has been increased social and political attention in certain countries directed at the beer, other alcoholic beverage and soft drink industries, and governmental bodies may respond to any public criticism by implementing further regulatory restrictions on advertising, opening hours, drinking ages or marketing activities (including the marketing or selling of beer at sporting events). Such public concern and any resulting restrictions may cause the social acceptability of beer, other alcoholic beverages or soft drinks to decline significantly and consumption trends to shift away from these products, which would have a material adverse effect on our business, financial condition and results of operations. For common regulations and restrictions on us, see “Item 4. Information on the Company—B. Business Overview—11. Regulations Affecting Our Business” and “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Governmental Regulations.”

We are exposed to the risk of litigation.

We are now and may in the future be party to legal proceedings and claims and significant damages may be asserted against us. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings” and “Item 5. Operating and Financial Review—H. Contractual Obligations and Contingencies—Contingencies” and

note 30 to our audited consolidated financial statements as of 31 December 2014 and 2013, and for the three years ended 31 December 2014, for a description of certain material contingencies which we believe are reasonably possible (but not probable) to be realized. Given the inherent uncertainty of litigation, it is possible that we might incur liabilities as a consequence of the proceedings and claims brought against us, including those that are not currently believed by us to be reasonably possible.

Moreover, companies in the alcoholic beverage industry and soft drink industry are, from time to time, exposed to collective suits (class actions) or other litigation relating to alcohol advertising, alcohol abuse problems or health consequences from the excessive consumption of beer, other alcoholic beverages and soft drinks. As an illustration, certain beer and other alcoholic beverage producers from Brazil, Canada, Europe and the United States have been involved in class actions and other litigation seeking damages for, among other things, alleged marketing of alcoholic beverages to underage consumers. If any of these types of litigation were to result in fines, damages or reputational damage for us, this could have a material adverse effect on our business, results of operations, cash flows or financial position.

See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings” for additional information on litigation matters.

The beer and beverage industry may be subject to adverse changes in taxation.

Taxation on our beer, other alcoholic beverage and soft drink products in the countries in which we operate is comprised of different taxes specific to each jurisdiction, such as excise and other indirect taxes. In many jurisdictions, such excise and other indirect taxes make up a large proportion of the cost of beer charged to customers. Increases in excise and other indirect taxes applicable to our products either on an absolute basis or relative to the levels applicable to other beverages tend to adversely affect our revenue or margins, both by reducing overall consumption of our products and by encouraging consumers to switch to other categories of beverages. These increases also adversely affect the affordability of our products and our profitability. In 2014, Russia, Ukraine, Australia, South Africa, Egypt and Singapore, among others, increased beer excise taxes.

In Russia, between 2009 and 2014, the beer excise rate increased nine times—from RUB 2/liter (USD 0.07/liter) to RUB 18/liter (USD 0.32/liter). Similarly, in Ukraine, from 2013 to 2014, the excise tax rate increased 42.5% to UAH 1.24/liter (USD 0.08/liter) in 2014. These tax increases have resulted in significant price increases in both countries, and continue to reduce our sales of beer. See “—Negative publicity, perceived health risks and associated government regulation may harm our business.”

In the United States, the brewing industry is subject to significant taxation. The U.S. federal government currently levies an excise tax of USD 18 per barrel (equivalent to approximately 117 liters) on beer sold for consumption in the United States. All states also levy excise and/or sales taxes on alcoholic beverages. From time to time, there are proposals to increase these taxes, and in the future these taxes could increase. Increases in excise taxes on alcohol could adversely affect our United States business and its profitability.

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

Proposals to increase excise or other indirect taxes, including legislation regarding minimum alcohol pricing, may result from the current economic climate and may also be influenced by changes in the public perception regarding the consumption of beer, other alcoholic beverages and soft drinks. To the extent that the effect of the tax reforms described above or other proposed changes to excise and other indirect duties in the countries in which we operate is to increase the total burden of indirect taxation on our products, the results of our operations in those countries could be adversely affected.

In addition to excise and other indirect duties, we are subject to income and other taxes in the countries in which we operate. There can be no assurance that the operations of our breweries and other facilities will not become subject to increased taxation by national, local or foreign authorities or that we and our subsidiaries will not become subject to higher corporate income tax rates or to new or modified taxation regulations and requirements. For example, the work being carried out by the Organisation for Economic Co-operation and Development on base erosion and profit shifting or ongoing initiatives at the European Union level as a response to increasing globalization of trade and business operations could result in changes in tax treaties, the introduction of new legislation, updates to existing legislation, or changes to regulatory interpretations of existing legislation, any of which could impose additional taxes on businesses. Any such increases or changes in taxation would tend to adversely impact our results of operations.

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

Our operations are subject to environmental regulations by national, state and local agencies, including, in certain cases, regulations that impose liability without regard to fault. These regulations can result in liability that might adversely affect our operations. The environmental regulatory climate in the markets in which we operate is becoming stricter, with a greater emphasis on enforcement.

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

On 28 January 2014, a subsidiary of our subsidiary Ambev acquired from us a 50% equity interest in Cerveceria Bucanero S.A., a Cuban company in the business of producing and selling beer. Consequently, we indirectly own, through our subsidiary Ambev, a 50% equity interest in Cerveceria Bucanero S.A. The other 50% equity interest is owned by the Government of Cuba. Cerveceria Bucanero S.A. is operated as a joint venture in which Ambev appoints the general manager. Cerveceria Bucanero S.A.’s main brands are Bucanero and Cristal. In 2014, Cerveceria Bucanero S.A. sold 1.3 million hectoliters, representing about 0.3% of our global volume of 459 million hectoliters for the year. Although Cerveceria Bucanero S.A.’s production is primarily sold in Cuba, a small portion of its production is exported to and sold by certain distributors in other countries outside Cuba (but not the United States). Cerveceria Bucanero S.A. also imports and sells in Cuba a quantity of beer products, produced by certain of our non-U.S. subsidiaries, that in total was less than 5,000 hectoliters in 2014.

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

In addition, the Cuban Liberty and Democratic Solidarity (LIBERTAD) Act of 1996 (known as the “Helms-Burton Act”) authorizes private lawsuits for damages against anyone who traffics in property confiscated without compensation by the Government of Cuba from persons who at the time were, or have since become, nationals of the United States. Although this section of the Helms-Burton Act is currently suspended by discretionary presidential action, the suspension may not continue in the future. Claims accrue notwithstanding the suspension and may be asserted if the suspension is discontinued. The Helms-Burton Act also includes a section that authorizes the U.S. Department of State to prohibit entry into the United States of non-U.S. persons who traffic in confiscated property, and corporate officers and principals of such persons, and their families. In 2009, we received notice of a claim purporting to be made under the Helms-Burton Act relating to the use of a trademark by Cerveceria Bucanero S.A., which is alleged to have been confiscated by the Cuban government and trafficked by us through our ownership and management of Cerveceria Bucanero S.A. Although we have attempted to review and evaluate the validity of the claim, due to the uncertain underlying circumstances, we are currently unable to express a view as to the validity of such a claim, or as to the standing of the claimants to pursue it.

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

Our United States organization has approximately 5,500 hourly brewery workers represented by the International Brotherhood of Teamsters. Their compensation and other terms of employment are governed by collective bargaining agreements negotiated between us and the Teamsters. We announced a new five-year agreement with our Teamster-represented brewery workers on 30 April 2014.

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

In addition, the concentration of processes in shared services centers means that any technology disruption could impact a large portion of our business within the operating zones served. If we do not allocate, and effectively manage, the resources necessary to build and sustain the proper technology infrastructure, we could be subject to transaction errors, processing inefficiencies, loss of customers, business disruptions, or the loss of or damage to intellectual property through a security breach. As with all information technology systems, our system could also be penetrated by outside parties intent on extracting information, corrupting information or disrupting business processes.

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

While we continue to invest in new technology monitoring and cyber-attack prevention systems, we nonetheless experience attempted breaches of our technology systems and networks from time to time. In 2014, as in previous years, we experienced and expect to continue experiencing attempted breaches of our technology systems and networks. None of the attempted breaches on our systems (as a result of cyber-attacks, security breaches or similar events) had a material impact on our business or operations or resulted in material unauthorized access to our or our customers’ data.

Natural and other disasters could disrupt our operations.

Our business and operating results could be negatively impacted by social, technical or physical risks such as earthquakes, hurricanes, flooding, fire, power loss, loss of water supply, telecommunications and information technology system failures, cyber-attacks, political instability, military conflict and uncertainties arising from terrorist attacks, including a global economic slowdown, the economic consequences of any military action and associated political instability.

Our insurance coverage may not be sufficient.

We purchase insurance for director and officer liability and other coverage where required by law or contract or where considered to be in the best interest of the Company. Even though we maintain these insurance policies, we self-insure most of our insurable risk. Should an uninsured loss or a loss in excess of insured limits occur, this could adversely impact our business, results of operations and financial condition.

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

As of 31 December 2014, our controlling shareholder (Stichting Anheuser-Busch InBev) owned 41.23% of our voting rights (and Stichting Anheuser-Busch InBev and certain other entities acting in concert with it held, in the aggregate, 52.16% of our voting rights), in each case based on the number of our shares outstanding on 31 December 2014 (see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders”). Stichting Anheuser-Busch InBev has the ability to effectively control or have a significant influence on the election of our Board of Directors and the outcome of corporate actions requiring shareholder approval, including dividend policy, mergers, share capital increases, going-private transactions and other extraordinary transactions. See “Item 10. Additional Information—B. Memorandum and Articles of Association and Other Share Information—Description of the Rights and Benefits Attached to Our Shares” for further information in this respect.

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

Our shares currently trade on Euronext Brussels in euros and our ADSs trade on the New York Stock Exchange (“NYSE”) in U.S. dollars. Fluctuations in the exchange rate between the U.S. dollar and the euro may result in temporary differences between the value of our ADSs and the value of our ordinary shares, which may result in heavy trading by investors seeking to exploit such differences. Similarly, uncertainty over fiscal and budgetary challenges in the United States and/or Europe may negatively impact global economic conditions, and could trigger sharply increased trading and consequent market fluctuations, which would increase the volatility of, and may have an adverse effect upon, the price of our shares or ADSs.

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

Our constitutional documents provide for preference rights to be granted to our existing shareholders unless such rights are disapplied by resolution of our shareholders’ meeting or the Board of Directors. Our shareholders’ meeting or Board of Directors may disapply such rights in future equity offerings. In addition, certain shareholders (including shareholders resident in, or citizens of, certain jurisdictions, such as the United States, Australia, Canada and Japan) may not be entitled to exercise such rights even if they are not disapplied unless the rights and related shares are registered or qualified for sale under the relevant legislation or regulatory framework. As a result, there is the risk that investors may suffer dilution of their shareholding should they not be permitted to participate in preference right equity or other offerings that we may conduct in the future.

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

We are relying on a provision in the NYSE Listed Company Manual that allows us to follow Belgian corporate law and the Belgian Corporate Governance Code with regard to certain aspects of corporate governance. This allows us to continue following certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the NYSE. In particular, the NYSE rules require a majority of the directors of a listed U.S. company to be independent while, in Belgium, only three directors need be independent. Our board currently comprises four independent directors and ten non-independent directors. See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Board of Directors.” The NYSE rules further require that each of the nominating, compensation and audit committees of a listed U.S. company be comprised entirely of independent directors. However, the Belgian Corporate Governance Code recommends only that a majority of the directors on each of these committees meet the technical requirements for independence under Belgian corporate law. All voting members of the Audit Committee are independent under the NYSE rules and Rule 10A-3 of the Securities Exchange Act of 1934. Our Nomination Committee and Remuneration Committee have members who would not be considered independent under NYSE rules, and therefore our Nomination Committee and Remuneration Committee would not be in compliance with the NYSE Corporate Governance Standards for domestic issuers in respect of independence of these committees. However, both our Nomination Committee and Remuneration Committee are composed exclusively of non-executive directors who are independent of management and whom we consider to be free of any business or other relationship which could materially interfere with the exercise of their independent judgment. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—General—Information about Our Committees.”

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

As a “foreign private issuer” in the United States, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the U.S. Securities and Exchange Commission.

As a “foreign private issuer,” we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions under Section 16 of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the U.S. Securities and Exchange Commission (the “SEC”) as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. Accordingly, there may be less publicly available information concerning us than there is for U.S. public companies.

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

Any future payments of dividends on shares are expected to be denominated in euro. The U.S. dollar — or other currency — equivalent of any dividends paid on our shares or received in connection with any sale of our shares could be adversely affected by the depreciation of the euro against these other currencies.

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

We are the world’s largest brewer by volume and one of the world’s top five consumer products companies. As a consumer-centric, sales-driven company, we produce, market, distribute and sell a strong, balanced portfolio of well over 200 beer and other malt beverage brands. These include global brands Budweiser, Corona (except in the United States) and Stella Artois; multi-country brands such as Beck’s, Leffe and Hoegaarden; and many local brands such as Bud Light and Michelob Ultra in the United States, Corona Light, Modelo Especial, Modelo Light, Negra Modelo, Victoria and Pacifico in Mexico, Skol, Brahma and Antarctica in Brazil, Quilmes in Argentina, Jupiler in Belgium and the Netherlands, Hasseröder in Germany, Klinskoye and Sibirskaya Korona in Russia, Chernigivske in Ukraine, Harbin and Sedrin in China and Cass in South Korea. We also produce and distribute soft drinks, particularly in Latin America, and other near beer products, such as Lime-A-Rita and other Rita family products, in the United States and other countries.

Our brewing heritage and quality are rooted in brewing traditions that originate from the Den Hoorn brewery in Leuven, Belgium, dating back to 1366, and those of Anheuser & Co. brewery, established in 1852 in St. Louis, U.S.A. As of 31 December 2014, we employed approximately 155,000 people, with operations in 25 countries across the world. Given the breadth of our operations, we are organized into seven business segments: North America, Mexico, Latin America North, Latin America South, Europe, Asia Pacific and Global Export & Holding Companies. The first six correspond to specific geographic regions in which our operations are based. As a result, we have a global footprint with a balanced exposure to developed and developing markets and production facilities spread across our six geographic regions, which we refer to as “zones.”

We have significant brewing operations within the developed markets in our North America zone (which accounted for 26.4% of our consolidated volumes for the year ended 31 December 2014) and in our Europe zone (which accounted for 9.7% of our consolidated volumes for the year ended 31 December 2014). We also have significant exposure to developing markets in Latin America North (which accounted for 27.3% of our consolidated volumes in the year ended 31 December 2014), Asia Pacific (which accounted for 18.0% of our consolidated volumes in the year ended 31 December 2014), Latin America South (which accounted for 8.0% of our consolidated volumes in the year ended 31 December 2014) and Mexico (which accounted for 8.5% of our consolidated volumes in the year ended 31 December 2014).

Our 2014 volumes (beer and non-beer) were 459 million hectoliters and our revenue amounted to USD 47.1 billion.

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

2004 marked a significant event in our history: the combination of Interbrew and Ambev, a Brazilian company listed (and currently still listed) on the New York Stock Exchange and on the São Paulo Stock Exchange, resulting in the creation of InBev. Ambev was itself created from the combination of two Brazilian beer companies, Brahma and Antarctica, over the course of 1999 and 2000. As of 31 December 2014, we had a 61.8% voting and economic interest in Ambev.

In 2003, Ambev acquired its initial interest in Quilmes Industrial S.A., which is now 100% owned by Ambev.

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

Beginning in 2003, Anheuser-Busch participated in a strategic alliance with Tsingtao, one of the largest brewers in China. In 2009, following the combination with Anheuser-Busch in 2008, we divested the 27% economic ownership interest Anheuser-Busch held in Tsingtao.

On 24 July 2009, we completed the sale of our South Korean subsidiary, Oriental Brewery, to an affiliate of Kohlberg Kravis Roberts & Co. L.P. for USD 1.8 billion, which resulted in USD 1.5 billion of cash proceeds and receipt of a USD 0.3 billion note receivable at closing. On 12 March 2010, the note receivable was sold for USD 0.3 billion in cash. Under the terms of the agreement, we continued our relationship with Oriental Brewery through granting Oriental Brewery exclusive licenses to distribute certain brands in South Korea including Budweiser, Bud Ice and Hoegaarden, and by having an ongoing interest in Oriental Brewery through an agreed earn-out. In addition, we retained the right, but not the obligation, to reacquire Oriental Brewery five years after the closing of the transaction based on predetermined financial terms. On 1 April 2014, we announced the completion of our reacquisition of Oriental Brewery as described in greater detail below.

On 29 September 2009, we completed the sale of our Tennent’s Lager brand and associated trading assets in Scotland, Northern Ireland and the Republic of Ireland (part of InBev UK Limited) to C&C Group plc for a total enterprise value of GBP 180 million (USD 292 million).

On 1 October 2009, we completed the sale of four metal beverage can and lid manufacturing plants from our U.S. metal packaging subsidiary to Ball Corporation for approximately USD 577 million. In connection with this transaction, Ball Corporation entered into a long-term supply agreement to continue to supply us with metal beverage cans and lids from the divested plants.

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

On 2 December 2009, we completed the sale of our Central European operations to CVC Capital Partners for an enterprise value of USD 2.2 billion, of which USD 1.6 billion was cash, USD 448 million was received as an unsecured deferred payment obligation with a six-year maturity and USD 165 million represents the estimated value to minorities. Under the terms of the agreement, our operations in Bosnia and Herzegovina, Bulgaria, Croatia, Czech Republic, Hungary, Montenegro, Romania, Serbia and Slovakia were sold. On 15 July 2011, the deferred payment obligation, including accrued interest, was sold for USD 0.5 billion in cash. At the time of the 2009 sale to CVC Capital Partners, we also received additional rights under a Contingent Value Right Agreement to a future payment that was contingent on CVC’s return on its initial investments. On 15 June 2012, CVC sold the business to Molson Coors Brewing Company for an aggregate consideration of EUR 2.65 billion (USD 3.50 billion). We believe that as a result of the sale to Molson, the return earned by CVC Capital Partners triggered our right to a further payment. Following the conclusion in our favor of a declaratory action initiated by CVC Capital Partners in the English Commercial Court, we received approximately EUR 32 million (USD 42 million) in 2013 and EUR 147 million (USD 197 million) in 2014 from CVC. Appeals related to the EUR 147 million (USD 197 million) received to date have not yet concluded.

In 2009, we undertook a series of other disposals, and by the end of the year, we had completed our formal divestiture program resulting from the 2008 Anheuser-Busch acquisition, exceeding our target of USD 7.0 billion, with approximately USD 9.4 billion of asset disposals of which approximately USD 7.4 billion were realized cash proceeds.

On 11 May 2012, Ambev and E. León Jimenes S.A., which owned 83.5% of Cervecería Nacional Dominicana S.A. (“CND”), entered into a transaction to form a strategic alliance to create the leading beverage company in the Caribbean through the combination of their businesses in the region. Ambev’s initial indirect interest in CND was acquired through a cash payment of USD 1.0 billion and the contribution of Ambev Dominicana. Separately, Ambev Brazil acquired an additional stake in CND of 9.3%, which was owned by Heineken N.V., for USD 237 million at the closing date. During 2012 and 2013, as part of the same transaction, Ambev acquired additional stakes from other minority holders. As of 31 December 2014, Ambev owns a total indirect interest of 55.0% in CND.

On 4 June 2013, we announced the completion of our combination with Grupo Modelo in a transaction valued at USD 20.1 billion. The combination was the natural next step given our economic stake of more than 50% in Grupo Modelo prior to the transaction and the successful long-term partnership between the two companies. The combined company benefits from the significant growth potential that Grupo Modelo brands such as Corona have globally outside of the US, as well as locally in Mexico, where we expect there will also be opportunities to introduce our brands through Grupo Modelo’s distribution network. The combination was completed through a series of steps that simplified Grupo Modelo’s corporate structure, followed by an all-cash tender offer by us for all outstanding Grupo Modelo shares that we did not own at that time for USD 9.15 per share. By 4 June 2013 and following the settlement of the tender offer, we owned approximately 95% of Grupo Modelo’s outstanding shares. We established and funded a trust to accept further tender of shares by Grupo Modelo shareholders at a price of USD 9.15 per share over a period of up to 25 months from the completion of the combination.

In a transaction related to the combination with Grupo Modelo, select Grupo Modelo shareholders purchased a deferred share entitlement to acquire the equivalent of approximately 23.1 million AB InBev shares, to be delivered within five years, for consideration of approximately USD 1.5 billion. This investment occurred on 5 June 2013.

On 7 June 2013, in a transaction related to the combination with Grupo Modelo, Grupo Modelo completed the sale of its U.S. business to Constellation Brands, Inc. for approximately USD 4.75 billion, in aggregate, subject to a post-closing adjustment, which was paid by Constellation Brands, Inc. on 6 June 2014. The post-closing adjustment is approximately USD 558 million. The transaction included the sale of Grupo Modelo’s Piedras Negras brewery, Grupo Modelo’s 50% stake in Crown Imports and perpetual rights to certain of Grupo Modelo’s brands in the United States. As a consequence, we have granted Constellation Brands, Inc. the exclusive right to market and sell Corona and certain other Grupo Modelo brands in the 50 states of the United States, the District of Columbia and Guam.

During 2014, we purchased USD 1.0 billion of Grupo Modelo shares through the trust established on 4 June 2013 to accept further tender of shares by Grupo Modelo shareholders over a period of up to 25 months. As of 31 December 2014, we owned approximately 99% of Grupo Modelo’s outstanding shares.

On 1 April 2014, we announced the completion of our reacquisition of Oriental Brewery, the leading brewer in South Korea, from KKR and Affinity Equity Partners. The enterprise value for the transaction is USD 5.8 billion, and as a result of an agreement entered into with KKR and Affinity Equity Partners in 2009, we received approximately USD 320 million in cash at closing from this transaction, subject to closing adjustments according to the terms of the transaction. This acquisition returns Oriental Brewery to our portfolio after we sold the company in July 2009, following the combination of InBev and Anheuser-Busch in support of our deleveraging target.

Furthermore, during 2013 and 2014, we performed a series of investments and disposals. For further details, see “Item 5. Operating and Financial Review—G. Liquidity and Capital Resources—Investments and Disposals.”

B. BUSINESS OVERVIEW

1.	STRENGTHS AND STRATEGY

Strengths

We believe that the following key strengths will drive the realization of our strategic goals and reinforce our competitive position in the marketplace:

Global platform with strong market positions in key markets

We are the world’s largest brewer and believe we hold leading positions in the majority of our key markets, based on strong brands and the benefits of scale. We believe this enables us to invest significant sales and marketing resources in our brands, achieve attractive sourcing terms, generate cost savings through centralization and operate under a lean cost structure. Our global reach provides us with a strong platform to grow our global and multi-country brands, while developing local brands tailored to regional tastes and trends. We benefit from a global distribution network which, depending on the location, is either owned by us or is based on strong partnerships with wholesalers and local distributors.

We believe that in 2014 the approximate industry volumes and our approximate market shares by volume in our top four markets are as follows:

	Total industry volume (million hectoliters)(1)	Our estimated market share (%)(1)
China	424.1	15.9%
United States	234.5	46.4%
Brazil	127.4	68.2%
Mexico	67.1	57.8%

Note:

(1)	Total industry volume figures are based on total beer industry sales or consumption volumes in the relevant market, except for the China volume figures, which are based on total industry production volumes. Sources: China—Seema International Limited; United States—Beer Institute and SymphonyIRI; Brazil—AC Nielsen Audit Total Trade; Mexico—Cámara Nacional de la Industria de la Cerveca y de la Malta.

We have been the global leader in the brewing industry by volume for the past seven years, and, in 2014, were one of the largest consumer products companies worldwide, measured by EBITDA, as defined. We hold the number one position in terms of total market share of beer by volume, based on our estimates, in the United States, Mexico and Brazil, three of the top five most profitable beer markets in the world. We estimate that we hold the number three position in total market share of beer by volume and the number one position by volume in the fast-growing premium beer category in China, the world’s largest beer market by volume.

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

Developed markets represented approximately 47% of our 2014 revenue and developing markets represented 53% of our 2014 revenue. Our developing markets include Brazil (which represents 22.1% of our revenue), Argentina, China, Mexico, Russia, Bolivia, Paraguay, Ukraine and South Korea. We also have equity investments in brewers in China.

Strong brand portfolio with global brands, multi-country brands and local brands

Our strong brand portfolio addresses a broad range of demand for different types of beer, comprising three brand categories:

•

Global brands: Capitalizing on common values and experiences which appeal to consumers across borders, our three global brands, Budweiser, Corona and Stella Artois, have the strength to be marketed worldwide;

•

Multi-country brands: With a strong consumer base in their home market, our three multi-country brands, Beck’s, Leffe and Hoegaarden, bring international flavor to selected markets, connecting with consumers across continents; and

•

Local brands: Offering locally popular tastes, local brands such as Bud Light, Michelob, Victoria, Modelo Especial, Negra Modelo, Skol, Brahma, Antarctica, Quilmes, Jupiler, Klinskoye, Sibirskaya Korona, Chernigivske, Cass, Harbin and Sedrin connect particularly well with consumers in their home markets.

With well over 200 brands, of which 16 had an estimated retail sales value of over USD 1 billion in 2014, we believe our portfolio is the strongest in the industry. Six of our brands—Bud Light, Budweiser, Corona, Skol, Stella Artois and Brahma—are ranked among the Global Top Ten most valuable beer brands by BrandZ™.

Our strategy is to focus our attention on our core to premium brands. As a result, we make clear brand choices and seek to invest in those brands that build deep connections with consumers and meet their needs. We seek to replicate our successful brand initiatives, market programs and best practices across multiple geographic markets.

Focus brands are a small number of brands which we believe have the best long-term growth potential, and in which we invest the majority of our resources (money, people and attention). These brands include our three global brands, our multi-country brands and selected local brands.

Focus brands represented 68% of our own beer volume and grew by 2.2% in 2014. Our global brands grew 5.4% in 2014, led by growth in Budweiser, Corona and Stella Artois of 5.9%, 5.8% and 2.5%, respectively.

Strong consumer insights-driven brand development capabilities

As a consumer insights-driven company, we continue to strive to understand the values, lifestyles and preferences of both today’s and tomorrow’s consumers. We expect that this will allow us to remain relevant, as well as build fresh appeal and competitive advantage through innovative products and services tailored to meet evolving consumer needs. We believe that consumer demand can be best anticipated by a close relationship between our innovation and insight teams in which current and expected market trends trigger and drive research processes. Successful examples of recently developed products include Bud Light Platinum, the Rita family of products and a new re-closeable 16-ounce aluminum bottle (United States), Skol Beats Sense and Brahma 0.0 (Brazil), MixxTail Mojito (Argentina), Cubanisto (United Kingdom and France) and Budweiser Supreme (China).

We believe that our internal excellence programs, such as our World Class Commercial Program, are a major competitive advantage. The World Class Commercial Program is an integrated marketing and sales execution program designed to continuously improve the quality of our sales and marketing capabilities and processes by ensuring they are fully understood by all relevant employees and consistently followed.

Strict financial discipline

World-class efficiency has been, and will remain, a long-term focus across all markets, all lines of business and under all economic circumstances. Avoiding unnecessary costs is a core competency within our culture. We distinguish between “non-working” and “working” expenses, the latter having a direct impact on our consumers and our customers, and therefore on our sales volumes and revenues. As a result, we have implemented, and will continue to develop, programs and initiatives aimed at reducing non-working expenses. This strict financial discipline has allowed us to develop a “Cost—Connect—Win” model in which savings from reducing non-working expenses are used to fund sales and marketing investments designed to connect with our consumers and customers and win by achieving long-term, profitable growth.

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

•

Business Shared Service Centers: We have established a number of business shared service centers across our zones which focus on transactional and support activities within our group. These centers help to standardize working practices and identify and disseminate best practices.

Experienced management team with a strong track record of delivering synergies through business combinations

During the last two decades, our management (or the management of our predecessor companies) has executed a number of merger and acquisition transactions of varying sizes, with acquired businesses being successfully integrated into our operations, realizing significant synergies. Notable historical examples include the creation of Ambev in 2000 through the combination of Brahma and Antarctica, the acquisition of Beck’s by Interbrew in 2002, the combination of Ambev and Quilmes in 2003, Ambev gaining control of Labatt in 2004 and the creation of InBev in 2004 from the combination of Interbrew and Ambev.

More recent examples include:

•	the combination with Anheuser-Busch in November 2008. Between 2008 and 2011, we delivered against the announced cost synergy target of USD 2.25 billion.

•

the combination with Grupo Modelo in June 2013. We have made quick progress in delivering against our cost synergies commitment as a result of the combination. By the end of 2014, we had realized cost synergies of approximately USD 730 million, with approximately USD 655 million being delivered since the combination, and an additional USD 75 million being delivered prior to the closing as a result of best practice sharing. We remain committed to delivering at least USD 1 billion in aggregate cost synergies by the end of 2016, with the vast majority of that by the end of 2015. By the end of 2014, we satisfied ahead of schedule our target of delivering USD 500 million of working capital improvements within two years of the completion of the combination with Grupo Modelo.

•	the reacquisition of Oriental Brewery, the leading brewer in South Korea, which was completed on 1 April 2014.

Our strong track record also extends to successfully integrating brands such as Budweiser, Corona and Stella Artois into our global brand portfolio and distribution network, including leveraging Ambev’s distribution channels in Latin America and Canada.

Strategy

Our strategy is based on our dream to be “the Best Beer Company Bringing People Together For a Better World”

The guiding principle for our strategy is a dream to be “the Best Beer Company Bringing People Together For a Better World.” The “Best Beer Company” element relates primarily to our aim of building and maintaining highly profitable operations, with leading brands and market positions wherever we choose to operate. With our strong brand portfolio, we are “Bringing People Together” in ways that few others can. By building common ground, strengthening human connections and helping our consumers share unique experiences, we are able to achieve something together that cannot be accomplished alone. The term “Better World” articulates our belief that all stakeholders will benefit from good corporate citizenship, finding its expression in our work to promote responsible enjoyment of our products, protecting the environment and giving back to the communities in which we operate. We discourage consumers from excessive or underage drinking and drinking and driving. We achieve this through marketing campaigns and program initiatives, often in partnership with governments, other private sector companies and community organizations, as well as ensuring that our marketing is directed to legal age consumers, as outlined in our Responsible Marketing and Communications Code.

A clear and consistent business model is fundamental to our strategy

Our business model is focused on organic growth and long-term, sustainable value creation for our shareholders. This is achieved through revenue growth ahead of the industry, driven by deep consumer insights and solid market execution, coupled with strong cost management and margin enhancement. This business model is supported by strict financial discipline in the generation and use of cash, including selective external growth opportunities, and is underpinned by our powerful Dream-People-Culture platform.

First, we aim to grow our revenue ahead of the benchmark of industry volume growth plus inflation, on a country-by-country basis.

•	We aim to grow our revenue by investing to drive strong consumer preference for our brands and continued premiumization of our brand portfolio.

•

In a rapidly changing marketplace, we focus on a deep understanding of consumer needs and aim to achieve high levels of brand preference by delivering against those needs. We seek to remain relevant to existing consumers, win new consumers, and secure their long-term brand loyalty.

•	We intend to further strengthen brand innovation in order to stay ahead of market trends and maintain consumer appeal.

•

In partnership with distributors, off-trade retailers and on-trade points of sale, we seek to build connection with our consumers at the point-of-sale by further improving the quality of the consumer’s shopping experience and consumption occasions.

•

We leverage social media platforms to reach out to existing and potential consumers and build connections with our brands. Social media is becoming increasingly important to the development of our brands, and has become an important platform in building connections with digitally savvy, legal drinking age consumers.

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

•

Our management believes that cost management and efficiency are part of an ongoing process. We will continue to share best practices across all functions, as well as benchmark performance externally against other leading companies.

•

A combination of revenue growth ahead of the industry and inflation, a more premium brand mix, and cost increases below inflation should enable us to deliver on our commitment to long-term margin enhancement.

Finally, we will continue to exercise strict financial discipline in the generation and use of cash.

•	We have consistently generated significant operating cash flow from growth in our operating activities, tight working capital management and a disciplined approach to capital expenditure.

•	While organic growth is the focus for our management, external growth remains a core competency and we will continue to take advantage of opportunities as and when they arise.

•	Our management has repeatedly demonstrated its ability to successfully integrate acquisitions and generate significant cost synergies and revenue growth opportunities.

•

In the absence of appropriate external growth opportunities, surplus cash flow should be returned to shareholders with dividends providing a predictable growing flow, balanced with share buyback programs. Our goal is to reach a dividend yield in line with other large capitalization consumer goods companies, in the 3% to 4% range, with low volatility consistent with the non-cyclical nature of our business. The Board has approved a share buyback program for an amount of USD 1.0 billion, which will be conducted during the course of 2015.

General factors facilitate the implementation of our corporate strategy

We have identified a number of other factors which we believe will facilitate the implementation of our corporate strategy:

•	a disciplined approach to innovation, aimed at revitalizing the beer category and increasing our share of the beer and total alcohol markets;

•	a strong company culture, investing in people and maintaining a strong target-related compensation structure;

•	best-in-class financial discipline spread throughout the whole organization; and

•	a strong Better World platform which links our business objectives to our consumers and our social responsibility initiatives.

2.	PRINCIPAL ACTIVITIES AND PRODUCTS

We produce, market, distribute and sell a strong portfolio of well over 200 beer and malt beverage brands. We have a global footprint with a balanced exposure to developed and developing markets and production facilities spread across our zones.

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

The table below sets out the main brands we sell in the markets listed below as of 31 December 2014.

Market	Global brands	Multi-country brands	Local brands
North America
Canada	Budweiser, Corona, Stella Artois	Beck’s, Hoegaarden, Leffe	Beer: Alexander Keith’s, Bass, Bud Light, Kokanee, Labatt, Lakeport, Lucky, Oland
United States	Budweiser, Stella Artois	Beck’s, Hoegaarden, Leffe	Beer: Bass, Bud Light, Busch, Goose Island, Michelob Ultra, Natural Light, Shock Top, Blue Point, Busch Light, Bud Light Lime Rita Family
Mexico	Budweiser, Corona, Stella Artois	—	Beer: Bud Light, Modelo Especial, Victoria, Pacifico, Negra Modelo, Barrilito, Estrella, Leon, Montejo, Tropical, Ideal
Latin America
Argentina	Budweiser, Corona, Stella Artois	Beck’s, Hoegaarden, Leffe	Beer: Andes, Brahma, Norte, Patagonia, Quilmes, Iguana, Franziskaner, MixxTail, Lowenbrau, Pilsen, Negra Modelo Non-beer: 7UP, Pepsi, H2OH!, Mirinda, Paso de los Toros, Tropicana, Gatorade
Bolivia	Corona, Stella Artois	—	Beer: Paceña, Taquiña, Huari Non-beer: 7UP, Pepsi
Brazil	Budweiser, Corona, Stella Artois	Hoegaarden, Leffe	Beer: Antarctica, Bohemia, Brahma, Skol Non-beer: Guaraná Antarctica, Pepsi
Chile	Budweiser, Corona,(1) Stella Artois	—	Beer: Baltica, Becker, Brahma
Dominican Republic	Budweiser, Corona, Stella Artois	Hoegaarden, Leffe	Beer: Brahma, Presidente, Bohemia, The One Non-beer: Pepsi, 7UP, Red Rock
Ecuador	Budweiser	—	Beer: Brahma, Biela
Guatemala	Budweiser, Corona, Stella Artois	Beck’s, Hoegaarden, Leffe	Beer: Brahva, Modelo Especial, Bud Light
Paraguay	Budweiser, Corona, Stella Artois	—	Beer: Baviera, Brahma, Ouro Fino, Pilsen
Peru	Budweiser, Corona, Stella Artois	—	Beer: Brahma, Lowenbrau Non-beer: Concordia, Pepsi, 7UP, Triple Kola
Uruguay	Budweiser, Corona, Stella Artois	—	Beer: Pilsen, Norteña, Patricia, Zillertal Non-beer: 7UP, Pepsi, H2OH!

Market	Global brands	Multi-country brands	Local brands
Europe
Belgium	Budweiser, Stella Artois	Beck’s, Hoegaarden, Leffe	Beer: Belle-Vue, Jupiler, Vieux Temps
France	Budweiser, Corona, Stella Artois	Beck’s, Hoegaarden, Leffe	Beer: Belle-Vue, Boomerang, Loburg
Germany	—	Beck’s	Beer: Diebels, Franziskaner, Haake-Beck, Hasseröder, Löwenbräu, Spaten, Gilde, Lindener, Ratskeller
Luxembourg	Stella Artois	Beck’s, Hoegaarden, Leffe	Beer: Diekirch, Jupiler, Mousel
Netherlands	Corona,(1) Stella Artois	Beck’s, Hoegaarden, Leffe	Beer: Dommelsch, Jupiler, Hertog Jan
United Kingdom	Budweiser, Corona,(1) Stella Artois	Beck’s, Hoegaarden, Leffe	Beer: Bass, Boddingtons, Brahma, Mackeson, Tennents Super, Cubanisto
Italy	Budweiser, Corona, Stella Artois	Beck’s, Hoegaarden, Leffe	Beer: Franziskaner, Löwenbräu, Spaten, Tennents Super
Spain	Corona, Stella Artois	Beck’s, Leffe	Beer: Franziskaner
Russia	Bud, Corona, Stella Artois	Hoegaarden, Leffe	Beer: Bagbier, Brahma, Klinskoye, Löwenbräu, Sibirskaya Korona, T, Tolstiak, Spaten, Franziskaner
Ukraine	Bud, Corona, Stella Artois,	Beck’s, Hoegaarden, Leffe	Beer: Chernigivske, Rogan, Yantar
Asia Pacific
China	Budweiser, Corona, Stella Artois	Beck’s, Hoegaarden, Leffe	Beer: Harbin, Sedrin, Big Boss, Ginsber
South Korea	Budweiser, Corona, Stella Artois		Beer: Cass, OB

Notes:

(1)	We began distributing Corona in Chile, the Netherlands and the United Kingdom in January 2015.

The table below sets out our sales broken down by business segment for the periods shown:

	2014		2013		2012
Market	Revenue(1) (USD million)	Revenue (% of total)	Revenue(1) (USD million)	Revenue (% of total)	Revenue(1) (USD million)	Revenue (% of total)
North America	16,093	34.2%	16,023	37.1%	16,028	40.3%
Mexico(2)	4,619	9.8%	2,769	6.4%	—	—
Latin America North(3)(5)	11,269	23.9%	10,877	25.2%	11,268	28.3%
Latin America South(3)	2,961	6.3%	3,269	7.6%	3,209	8.1%
Europe(3)(4)(5)	4,865	10.3%	5,065	11.7%	5,293	13.3%
Asia Pacific(6)	5,040	10.7%	3,354	7.8%	2,690	6.8%
Global Export & Holding Companies	2,216	4.7%	1,839	4.2%	1,270	3.2%

Total	47,063	100.00%	43,195	100.00%	39,758	100%

Notes:

(1)	Gross revenue (turnover) less excise taxes and discounts. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to our customers.
(2)	Following the combination with Grupo Modelo, we are fully consolidating Grupo Modelo in our financial reporting as of 4 June 2013 and are reporting the Grupo Modelo revenue in the reported revenue as of that date. Grupo Modelo results are reported according to their geographical presence in the following segments: the Mexico beer and packaging businesses are reported in the new Mexico zone, the Spanish business is reported in the Europe zone and the Export business is reported in the Global Export & Holding Companies segment.
(3)	Peru and Ecuador were transferred from the Latin America North zone to the Latin America South zone on 1 January 2013. The figures for both zones reflect this allocation.
(4)	Effective 1 January 2014, we created a single Europe zone by combining two preexisting zones: Western Europe and Central & Eastern Europe.
(5)	As part of the creation of a single Europe zone, our interest in our joint venture in Cuba was moved from the Western Europe zone to the Latin America North zone. The figures for both zones reflect this allocation from 1 January 2014.
(6)	Following the reacquisition of Oriental Brewery, we are fully consolidating Oriental Brewery in our financial reporting as of 1 April 2014 and are reporting the Oriental Brewery revenue in the reported revenue as of that date. Oriental Brewery results are reported in the Asia Pacific zone.

For a discussion of changes in revenue, see “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2014 Compared to the Year Ended 31 December 2013—Revenue” and “Item 5. Operating and Financial Review— E. Results of Operations—Year Ended 31 December 2013 Compared to the Year Ended 31 December 2012—Revenue.”

The table below sets out the breakdown between our beer and non-beer volumes and revenue. Based on our actual historical financial information for these periods, our non-beer activities accounted for 10.2% of consolidated volumes in 2014, 11.0% of consolidated volumes in 2013 and 11.9% of consolidated volumes in 2012. In terms of revenue, our non-beer activities generated 8.4% of consolidated revenue in 2014, compared to 9.5% in 2013 and 9.7% in 2012 based on our actual historical financial information for these periods.

	Beer(1)(3)			Non-Beer(4)			Consolidated
	2014	2013	2012	2014	2013	2012	2014	2013	2012
Volume (million hectoliters)	411	379	355	47	47	48	459	426	403
Revenue(2) (USD million)	43,116	39,080	35,914	3,947	4,115	3,844	47,063	43,195	39,758

Notes:

(1)	Beer volumes and revenue include not only brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network, particularly in Western Europe.
(2)	Gross revenue (turnover) less excise taxes and discounts. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to our customers.
(3)	The beer category includes flavored malt beverages, such as the Rita family of beverages and MixxTail Mojito.
(4)	The non-beer category includes soft drinks and certain other beverages, such as Stella Artois Cidre.

Beer

We manage a portfolio of well over 200 brands of beer. Our beer portfolio is divided into global brands, multi-country brands and local brands. Our brands are our foundation and the cornerstone of our relationships with consumers. We invest in our brands to create a long-term, sustainable competitive advantage, by meeting the various needs and expectations of consumers and by developing leading brand positions around the globe.

On the basis of quality and price, beer can be differentiated into the following categories:

•	Premium or high-end brands;

•	Core brands; and

•	Value, discount or sub-premium brands.

Our brands are positioned across all these categories. For instance, a global brand like Stella Artois generally targets the premium category across the globe, while a local brand like Natural Light targets the sub-premium category in the United States. In the United States, Bud Light targets the premium light or mainstream category, which is equivalent to the core category in other markets. We have a particular focus on core to premium categories, but intend to be present in the value segment if the market structure in a particular country necessitates this presence.

We make clear category choices and, within those categories, clear brand choices. Examples of these choices include the focus on the core Quilmes brand in Argentina, on the core category in Brazil, on the core and premium categories in Canada, on core and premium brands in Russia and on the multi-country premium, domestic premium and core categories in China. The majority of our resources are directed to our “focus brands,” those brands that we believe have the greatest growth potential in their relevant consumer categories. In 2014, our focus brands accounted for 68% of our volume.

Consumer preferences can change over time, especially in the face of challenging economic circumstances, such as those faced in many markets between 2008 and 2014. However, we believe we are well placed to deal with short-term trend changes from a portfolio perspective, while continuing our long-standing strategy of driving growth in the core and premium beer categories. We aim to continue with our focus brands strategy, which addresses the desire of consumers to trade up from value to core and from core to premium.

Our portfolio includes three global brands with worldwide distribution:

•

Budweiser is our number one global flagship brand and had a 7.0% share of the U.S. market in 2014 (based on IRI estimates). Global Budweiser volumes have grown every year since 2010, including growth of 5.9% in 2014, accounting for 11% of our total company beer volumes. Budweiser sold outside the United States now represents over 60% of global Budweiser volume, driven by strong growth in China and Brazil. Budweiser was a sponsor of the 2014 FIFA World Cup™ and has confirmed its sponsorship of the 2018 and 2022 FIFA World Cups™;

•

Corona, the best-selling Mexican beer in the world and the leading beer brand in Mexico. Corona is available in more than 180 countries and is the leading imported premium beer in 38 countries. In 2014, it was ranked number four in the Brandz™ list of most valuable beer brands worldwide. We have granted Constellation Brands, Inc. the exclusive right to market and sell Corona and certain other Grupo Modelo brands in 50 states of the United States, the District of Columbia and Guam; and

•

Stella Artois, the number one Belgian beer in the world according to Plato Logic Limited. Stella currently is distributed in over 95 countries worldwide and has strong global potential. Stella Artois is a premium lager with a heritage dating back to our foundations in 1366. Building upon the strength of the brand in the United Kingdom, we launched Stella Artois Cidre in 2011, Stella Artois Cidre Pear in 2012 and Stella Artois Cidre Raspberry in 2014. In the United States, Stella Artois Cidre was launched in 2013.

In addition, we have three multi-country brands, including:

•

Beck’s, the world’s number one German beer, is renowned for uncompromising quality. It is brewed today, just as it was in 1873, with a rigorous brewing process and a recipe using only four natural ingredients. Beck’s adheres to the strictest quality standards of the German Reinheitsgebot (Purity Law). Beck’s is brewed in various countries, including the United States;

•	Leffe, a rich, full-bodied beer that hails from Belgium, has the longest heritage in our beer portfolio and is available in over 45 countries worldwide; and

•

Hoegaarden, a high-end Belgian wheat (or “white”) beer. Based on a brewing tradition which dates back to 1445, Hoegaarden is top fermented, then refermented in the bottle or keg, leading to its distinctive cloudy white appearance.

More locally, we manage numerous well-known “local champions,” which form the foundation of our business. The portfolio of local brands includes:

North America

•

Bud Light is the best-selling beer in the United States and the official sponsor of the NFL (National Football League), having signed a six-year sponsorship agreement ending in 2016. In the United States, its share of the premium category is approximately 45.0%, more than the combined share of the next two largest core brands (based on IRI estimates).

•	Michelob ULTRA was rolled out nationally in the United States in 2002 and is estimated to be the number nine brand in the United States according to Beer Marketer’s Insights.

Mexico

•

Victoria is a Vienna-style lager and one of Mexico’s most popular beers. The brand’s fans appreciate its medium body and slight malt sweetness. Victoria was produced for the first time in 1865, making Victoria Mexico’s oldest beer brand.

•

Modelo Especial is a full-flavored pilsner beer brewed with premium two-row barley malt for a slightly sweet, well-balanced taste with a light hop character and crisp finish. Brewed since 1925, it was created to be a “model” beer for all of Mexico and stands for pride and authenticity.

We have granted Constellation Brands, Inc. the exclusive right to market and sell Corona and certain other Grupo Modelo brands in 50 states of the United States, the District of Columbia and Guam, including Victoria, Modelo Especial, Pacifico and Negra Modelo.

Latin America

•

Skol is the leading beer brand in the Brazilian market according to Plato Logic Limited. Skol has been a pioneer and innovator in the beer category, engaging with consumers and creating new market trends, especially with entertainment initiatives such as music festivals.

•	Brahma is the second-most consumed beer in Brazil according to Plato Logic Limited. It was one of the Brazilian official sponsors of the 2014 FIFA World Cup™.

•	Antarctica is the third-most consumed beer in Brazil according to Plato Logic Limited.

•	Quilmes is the leading beer in Argentina, according to Nielsen, and a national icon with its striped light blue and white label linked to the colors of the Argentine national flag and football team.

Europe

•

Jupiler is the market leader in Belgium and the official sponsor of the most important Belgian professional football league, the Jupiler League. It is also the sponsor of the Belgian national football team.

•	Klinskoye, our largest brand in Russia, originated near Moscow.

•	Sibirskaya Korona, first established as a local Siberian brand with proud Siberian values, has grown into a national premium brand sold throughout Russia.

•	Chernigivske is the best-selling brand of beer in Ukraine and the sponsor of the Ukrainian national football team.

Asia Pacific

•	Harbin is a national brand with its roots in the northeast of China. Harbin is our largest brand in China and the 11th largest beer brand in the world according to Plato Logic.

•	Sedrin is a strong regional brand that originated in China’s Fujian province.

•	Cass is the market leader in South Korea.

The branding and marketing of our global brands, Budweiser, Corona and Stella Artois, is managed centrally within our group. Multi-country brands are managed at the zone and local levels for flexibility, while our local brands are generally managed at a local level. See “—B. Business Overview—9. Branding and Marketing” for more information on brand positioning, branding and marketing.

In certain markets, we also distribute products of other brewers.

Non-Alcoholic Malt Beverages

In the United States, Anheuser-Busch also produces non-alcohol malt beverage products, including O’Doul’s, O’Doul’s Amber and related products.

We have also continued to expand our global portfolio of non-alcohol beverages, including, for example, the launch of Hoegaarden 0.0% in Belgium for consumers who prefer non-alcohol alternatives. See “Item 4. Information on the Company—B. Business Overview—2. Principal Activities and Products—Beer” for more information.

Near Beer

Some of our recent innovations, which often involve other malt beverages, have stretched beyond typical beer occasions, such as the Rita family in the United States and MixxTail Mojito in Argentina. These innovations are designed to grow the near beer category and improve our market share of alcoholic beverage categories other than beer, by addressing changing consumer trends and preferences, including, for example, a preference for sweeter tasting liquids with higher alcohol content.

Non-Beer

Soft Drinks

While our core business is beer, we also have a presence in the soft drink market in Latin America through our subsidiary Ambev and in the United States through Anheuser-Busch. Soft drinks include both carbonated and non-carbonated soft drinks.

Our soft drinks business includes both our own brands, as well as agreements with PepsiCo related to bottling and distribution of PepsiCo brands. Ambev is one of PepsiCo’s largest independent bottlers in the world. Major brands that are distributed under these agreements are Pepsi, 7UP and Gatorade. Ambev has long-term agreements with PepsiCo whereby Ambev has the exclusive right to bottle, sell and distribute certain brands of PepsiCo’s portfolio of carbonated and non-carbonated soft drinks in Brazil. The agreements will expire on 31 December 2017 and are automatically extended for additional ten-year terms unless terminated prior to the expiration date by written notice by either party at least two years prior to the expiration of their term or on account of other events, such as a change of control or insolvency of, or failure to comply with material terms or meet material commitments by, our relevant subsidiary. Ambev also has agreements with PepsiCo to bottle, sell, distribute and market some of its brands in the Dominican Republic. Through our Latin America South operations, Ambev is also PepsiCo’s bottler for Argentina, Bolivia, Uruguay and in some regions of Peru.

Apart from the bottling and distribution agreements with PepsiCo, Ambev also produces, sells and distributes its own soft drinks. Its main carbonated soft drinks brand is Guaraná Antarctica.

Since 2006, Anheuser-Busch has provided coordination services for the distribution of Monster Energy Company (“Monster”) Energy drinks in portions of the United States and certain wholesaler operations, and its independent wholesalers have distributed the products in local markets. Additionally, Ambev sells and distributes Monster Energy drinks in Brazil pursuant to a distribution agreement executed in December 2012 and a renewable long-term agreement executed in January 2013. On 14 August 2014, Monster announced that it had entered into a long-term strategic partnership in the global energy drink category with The Coca-Cola Company and that The Coca-Cola Company would become Monster’s preferred global distributor, including in the United States. As a result, certain agreements Anheuser-Busch InBev and Monster had entered into relating to the local distribution by our subsidiaries of Monster products in the United States will be terminated.

3.	MAIN MARKETS

We are a global brewer, with sales in over 110 countries across the globe.

The last two decades have been characterized by rapid growth in fast-growing developing markets, notably in regions in Latin America North, Latin America South and Asia-Pacific, where we have significant sales. The table below sets out our total volumes broken down by business segment for the periods shown:

	2014		2013		2012
Market	Volumes (million hectoliters)	Volumes (% of total)	Volumes (million hectoliters)	Volumes (% of total)	Volumes (million hectoliters)	Volumes (% of total)
North America	121	26.4%	122	28.7%	125	31.1%
Mexico(1)	39	8.5%	22	5.3%	—	—
Latin America North(2)(4)	125	27.3%	119	28.0%	122	30.3%
Latin America South(2)	37	8.0%	37	8.7%	38	9.4%
Europe(3)(4)	44	9.7%	47	11.2%	53	13.0%
Asia Pacific	83	18.0%	66	15.4%	58	14.3%
Global Export & Holding Companies(5)	10	2.1%	12	2.8%	7	1.8%

Total	459	100.0%	426	100.0%	403	100%

Notes:

(1)	Following the combination with Grupo Modelo we are fully consolidating Grupo Modelo in our financial reporting as of 4 June 2013 and are reporting the Grupo Modelo volumes in the reported volumes as of that date. Grupo Modelo results are reported according to their geographical presence in the following segments: the Mexico beer and packaging businesses are reported in the new Mexico zone, the Spanish business is reported in the Europe zone and the Export business is reported in the Global Export & Holding Companies segment.
(2)	Peru and Ecuador were transferred from the Latin America North zone to the Latin America South zone on 1 January 2013. The figures for both zones reflect this allocation.
(3)	Effective 1 January 2014, we created a single Europe zone by combining two preexisting zones: Western Europe and Central & Eastern Europe.
(4)	As part of the creation of a single Europe zone, our interest in our joint venture in Cuba was moved from the Western Europe zone to the Latin America North zone. The figures for both zones reflect this allocation from 1 January 2014.
(5)	Following the reacquisition of Oriental Brewery, we are fully consolidating Oriental Brewery in our financial reporting as of 1 April 2014 and are reporting the Oriental Brewery volumes in the reported volumes as of that date. Oriental Brewery results are reported in the Asia Pacific zone.

On an individual country basis, our largest markets by volume during the year ended 31 December 2014 were Brazil, the United States, China, Mexico, Argentina, South Korea, Russia, Canada, the United Kingdom, Germany, Ukraine, the Dominican Republic and Belgium, with each market having its own dynamics and consumer preferences and trends. Given the breadth of our brand portfolio, we believe we are well placed to address changing consumer needs in the various categories (premium, core and value) within a given market.

4.	COMPETITION

Historically, brewing was a local industry with only a few players having a substantial international presence. Larger brewing companies often obtained an international footprint through direct exports, licensing agreements and joint venture arrangements. However, the last several decades have seen a transformation of the industry, with a prolonged period of consolidation. This trend started within the more established beer markets of Western Europe and North America, and took the form of larger businesses being formed through merger and acquisition activity within national markets. More recently, consolidation has also taken place within developing markets. Over the last decade, the global consolidation process has accelerated, with brewing groups making significant acquisitions outside of their domestic markets and increasingly looking to purchase other regional brewing organizations. Recent examples of this trend include SABMiller’s acquisition of Bavaria in 2005, the acquisition of Scottish & Newcastle by Carlsberg and Heineken in 2008, Heineken’s acquisition of FEMSA Cerveza in April 2010, SABMiller’s acquisition of Foster’s in 2011, Kirin’s acquisition of Schincariol in Brazil and Heineken’s acquisition of Asia Pacific Breweries in 2012. As a result of this consolidation process, the absolute and relative size of the world’s largest brewers has increased substantially. Therefore, today’s leading international brewers have significantly more diversified operations and have established leading positions in a number of international markets.

We have participated in this consolidation trend, and have grown our international footprint through a series of mergers and acquisitions described in “—A. History and Development of the Company—History and Development of the Company,” which include:

•	the acquisition of Labatt in 1995;

•	the acquisition of Beck’s in 2002;

•	the acquisition of Ambev and Quilmes Industrial S.A. in 2003;

•	the creation of InBev in 2004, through the combination of Interbrew and Ambev;

•	the Anheuser-Busch acquisition in November 2008;

•	the combination with Grupo Modelo in June 2013; and

•	the reacquisition of Oriental Brewery in April 2014.

The ten largest brewers in the world in 2013 in terms of volume are as set out in the table below.

Rank	Name	Volume (million hectoliters) (1) (2)
1	AB InBev	404.3
2	SABMiller	289.8
3	Heineken	207.1
4	Carlsberg	135.5
5	Tsingtao (Group)	87.0
6	Molson Coors Brewing Company	64.7
7	Beijing Yanjing	57.1
8	Kirin	45.1
9	Castel.BGI	29.4
10	Asahi	29.4

Notes:

(1)	Source: Plato Logic Limited as of October 2014. AB InBev volumes indicated here are Plato Logic Limited’s estimates of our beer-only volumes and do not include volumes of associates. Our own beer volumes as of 31 December 2014 were 408 million hectoliters.
(2)	Calendar year basis.

In each of our regional markets, we compete against a mixture of national, regional, local and imported beer brands. In many countries in Latin America, we compete mainly with local players and local beer brands. In North America, Brazil, and in other selected countries in Latin America, Europe and Asia Pacific, we compete primarily with large leading international or regional brewers and international or regional brands.

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

The first step in the brewing process is making wort by mixing malt with warm water and then gradually heating it to around 75°C in large mash tuns to dissolve the starch and transform it into a mixture, called “mash,” of maltose and other sugars. The spent grains are filtered out and the liquid, now called “wort,” is boiled. Hops are added at this point to give a special bitter taste and aroma to the beer. The wort is boiled for one to two hours to sterilize and concentrate it, and extract the flavor from the hops. Cooling follows, using a heat exchanger. The hopped wort is saturated with air or oxygen, essential for the growth of the yeast in the next stage.

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

Raw Materials and Packaging

The main raw materials used in our beer and other alcoholic malt beverage production are malted barley, corn grits, corn syrup, rice, hops and water. For non-beer production (mainly carbonated soft drinks) the main ingredients are flavored concentrate, fruit concentrate, sugar, sweetener and water. In addition to these inputs into our products, delivery of our products to consumers requires extensive use of packaging materials such as glass, PET and aluminum bottles, aluminum or steel cans and kegs, aluminum can stock, labels, plastic crates, metal and plastic closures, folding cartons, cardboard products and plastic films.

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

We are reducing the number of our suppliers in each region to develop closer relationships that allow for lower prices and better service, while at the same time ensuring that we are not entirely dependent on a single supplier. We hedge some of our commodities contracts on the financial markets and some of our malt requirements are purchased on the spot market. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market Risk, Hedging and Financial Instruments” and note 27 to our audited financial information as of 31 December 2014 and 2013, and for the three years ended 31 December 2014, for further details on commodities hedging.

We have supply contracts with respect to most packaging materials as well as our own production capacity as outlined below in “—Production Facilities.” The choice of packaging materials varies by cost and availability in different regions, as well as consumer preferences and the image of each brand. We also use aluminum cansheet for the production of beverage cans and lids.

Hops, PET resin and, to some extent, cans are mainly sourced globally. Malt, adjuncts (such as unmalted grains or fruit), sugar, steel, cans, labels, metal closures, soda ash for our glass plants, plastic closures, preforms and folding cartons are sourced regionally. Electricity is sourced nationally, while water is sourced locally, for example, from municipal water systems and private wells.

We use natural gas as the primary fuel for our plants, and diesel as the primary fuel for freight. We believe adequate supplies of fuel and electricity are available for the conduct of our business. The energy commodity markets have experienced, and can be expected to continue to experience, significant price volatility. We manage our energy costs using various methods including supply contracts, hedging techniques, and fuel switching.

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

Beverage Production Facilities

Our beverage production facilities comprised 153 breweries and/or non-beer plants as of 31 December 2014 spread across our zones. Of these 153 plants, 123 produced only beer and other alcoholic malt beverages, 13 produced only soft drinks and 17 produced beer, other alcoholic malt beverages and soft drinks. Except in limited cases (for example, our Hoegaarden brewery in Belgium), our breweries are not dedicated to one single brand of beer. This allows us to allocate production capacity efficiently within our group.

The table below sets out, for each of our zones in 2014, the number of our beverage production plants (breweries and/or non-beer drink plants) as well as the plants’ overall capacity and shipment volumes.

		2014 volumes(1)(4)		Annual engineering capacity as of 31 December 2014(4)
Zone	Number of plants(4)	Beer (khl)(2)	Non-Beer(3) (khl)	Beer (khl)(2)	Non-Beer(3) (khl)
North America	21	121,150	0	149,200	0
Mexico	7	38,800	0	60,000	0
Latin America North	35	93,151	32,267	137,848	56,044
Latin America South	23	22,096	14,730	32,045	26,922
Europe	24	44,278	0	77,083	0
Asia Pacific	43	82,529	0	151,281	0

Total(5)	153	402,004	46,997	607,456	82,965

Notes:

(1)	Reported volumes
(2)	For purposes of this table, the beer category includes near beer beverages, such as the Rita family of beverages and MixxTail Mojito.
(3)	The non-beer category includes soft drinks and certain other beverages, such as Stella Artois Cidre.
(4)	Excludes our joint ventures.
(5)	Excludes Global Export & Holding Companies with 2014 beer volumes of 9,800 hectoliters.

Non-Beverage Production Facilities

Our beverage production plants are supplemented and supported by a number of plants and other facilities that produce raw materials and packaging materials for our beverages. The table below provides additional detail on these facilities as of 31 December 2014.

Type of plant / facility	Number of plants/facilities(1)	Countries in which plants / facilities are located(1)
Malt plants	14	Brazil, Argentina, Uruguay, Russia, United States, Mexico, South Korea
Rice mill	1	United States
Corn grits	5	Brazil, Argentina, Bolivia
Hop farms	2	Germany, United States
Hop pellet plant	1	Argentina
Guaraná farm	1	Brazil
Glass bottle plants	6	United States, Mexico, Brazil, Paraguay
Bottle cap plants	3	Brazil, Mexico, Argentina
Label plant	1	Brazil
Can plants	7	Bolivia, United States, Mexico
Can lid manufacturing plants	2	United States
Crown and closure liner material plant	1	United States
Syrup plant	2	Brazil
Sand quarries	1	Mexico

Note:

(1)	Excludes plants and facilities owned by joint ventures.

In addition to production facilities, we also maintain a geographical footprint in key markets through sales offices and distribution centers. Such offices and centers are opened as needs in the various markets arise.

Capacity Expansion

We continually assess whether our production footprint is optimized to support future customer demand. Through footprint optimization, adding new capabilities (such as plants, packaging lines or distribution centers) to our portfolio not only allows us to boost production capacity, but the strategic location often also reduces distribution time and costs so that our products reach consumers rapidly, efficiently and at a lower total cost. Conversely, footprint optimization can lead to divesting of some assets, such as reducing some production and distribution capabilities as needed to maintain the most optimal operational network.

For example, in 2014 in China, we closed two older breweries, while opening three greenfield breweries in the Harbin, Guangxi and Jiangsu provinces. Additionally, we expanded further three existing breweries and continue scoping requirements for capacity additions and expansions to support this growing market. We also invested in additional brewing, packaging and distribution capacities in Brazil, Mexico, the U.S., Uruguay and Belgium to meet our future demand expectations in these countries.

Our capital expenditures are primarily funded through cash from operating activities and are for production facilities, logistics, administrative capabilities improvements, hardware and software.

We may also outsource, to a limited extent, the production of items which we are either unable to produce in our own production network (for example, due to a lack of capacity during seasonal peaks) or for which we do not yet want to invest in new production facilities (for example, to launch a new product without incurring the full associated start-up costs). Such outsourcing mainly relates to secondary repackaging materials that we cannot practicably produce on our own, in which case our products are sent to external companies for repackaging (for example, gift packs with different types of beers).

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

The distribution of beer, other alcoholic beverages and non-beer drinks varies from country to country and from region to region. The nature of distribution reflects consumption patterns and market structure, geographical density of customers, local regulation, the structure of the local retail sector, scale considerations, market share, expected added-value and capital returns, and the existence of third-party wholesalers or distributors. In some markets brewers distribute directly to customers (for example, in Belgium). In other markets wholesalers may play an important role in distributing a significant proportion of beer to customers either for legal reasons (for example, in certain U.S. states and Canada where there may be legal constraints on the ability of a beer manufacturer to own a wholesaler), or because of historical market practice (for example, in China, Russia and Argentina). In some instances, we have acquired third-party distributors to help us self-distribute our products as we have done in Brazil and Mexico.

The products we brew in the United States are sold to approximately 500 wholesalers for resale to retailers, with some entities owning more than one wholesalership. As of the end of 2014, we owned 17 of these wholesalers and have ownership stakes in another two of them. The remaining wholesalers are independent businesses. In certain countries, we enter into exclusive importer arrangements and depend on our counterparties to these arrangements to market and distribute our products to points of sale. In certain markets we also distribute the products of other brewers.

We generally distribute our products through (i) own distribution, in which we deliver to points of sale directly, and (ii) third-party distribution networks, in which delivery to points of sale occurs through wholesalers and independent distributors. Third-party distribution networks may be exclusive or non-exclusive and may, in certain business segments, involve use of third-party distribution while we retain the sales function through an agency framework. We seek to fully manage the sales teams in each of our markets. In case of non-exclusive distributorships, we try to encourage best practices through wholesaler excellence programs.

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

Stella Artois is licensed to third parties in Algeria, Australia, Bulgaria, Croatia, Czech Republic, Hungary, Israel, Montenegro, New Zealand, Romania and Serbia while Beck’s is licensed to third parties in Algeria, Australia, Bulgaria, Croatia, Hungary, New Zealand, Montenegro, Romania, Serbia, Tunisia, and Turkey.

Budweiser is brewed and sold in Japan through license and distribution agreements with Kirin Brewery Company, Limited. A licensing agreement allows Guinness Ireland Limited to brew and sell Budweiser and Bud Light in the Republic of Ireland. Budweiser is also brewed under license and sold by brewers in Spain (Sociedad Anonima Damm) and Panama (Heineken). Compañía Cervecerías Unidas, a subsidiary of Compañía Cervecerías Unidas S.A., a leading Chilean brewer, distributes Budweiser under license in Chile and brews and distributes Budweiser in Argentina through a subsidiary. We also sell various brands, including Budweiser, by exporting from our license partners’ breweries to other countries.

Corona is licensed to Constellation Brands, Inc. for production in Mexico and marketing and sales in 50 states of the United States, the District of Columbia and Guam. Corona is also distributed either through our own network or by third parties in over 100 countries worldwide.

On 2 December 2009, we sold our Central European operations to CVC Capital Partners. The business we sold to CVC Capital Partners in 2009 has rights to brew and/or distribute, under license from us, Beck’s, Hoegaarden, Leffe, Löwenbräu, Spaten and Stella Artois, in Albania, Bosnia and Herzegovina, Bulgaria, Croatia, Czech Republic, Hungary, Kosovo, Macedonia, Moldova, Montenegro, Romania, Serbia, Slovakia and Slovenia. On 15 June 2012, CVC sold the business to Molson Coors Brewing Company for an aggregate consideration of EUR 2.65 billion (USD 3.50 billion). As of 31 December 2014, we retain rights to brew and distribute Staropramen in Ukraine and Russia and to distribute Staropramen in Italy.

On 1 April 2014, we announced the completion of our reacquisition of Oriental Brewery, the leading brewer in South Korea, from KKR and Affinity Equity Partners. Prior to this acquisition, Oriental Brewery possessed an exclusive license to distribute select brands in South Korea, such as Budweiser, Corona and Hoegaarden.

We also manufacture and distribute other third-party brands, such as Kirin in the United States. Ambev, our listed Brazilian subsidiary, and some of our other subsidiaries have entered into manufacturing and distribution agreements with PepsiCo. Pursuant to the agreements between Ambev and PepsiCo, Ambev is one of PepsiCo’s largest independent bottlers in the world. Major brands that are distributed under this agreement are Pepsi, 7UP and Gatorade. See “—B. Business Overview—2. Principal Activities and Products—Non-Beer—Soft Drinks” for further information in this respect. Ambev also has a license agreement with Anheuser-Busch InBev allowing it to exclusively produce, distribute and market Budweiser and Stella Artois in Brazil and Canada. Ambev also distributes Budweiser in Ecuador, Paraguay, Uruguay, Guatemala, Dominican Republic, El Salvador, Peru and Nicaragua and Corona in Argentina, Paraguay, Bolivia, Uruguay, Chile, Peru, Guatemala, El Salvador, Panama, Nicaragua and Canada.

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

Our brand portfolio consists of three global brands (Budweiser, Corona and Stella Artois), our multi-country brands (Beck’s, Leffe and Hoegaarden), and many “local champions” (Jupiler, Skol, Quilmes, Bud Light, Sibirskaya Korona, Modelo Especial and Harbin, to name but a few). We believe this global brand portfolio provides us with strong growth and revenue opportunities and, coupled with a powerful range of premium brands, positions us well to meet the needs of consumers in each of the markets in which we compete. For further information about our focus brands, see “—B. Business Overview—2. Principal Activities and Products—Beer.”

We have established a “focus brands” strategy. Focus brands are those in which we invest the majority of our resources (money, people, and attention). They are a small group of brands which we believe have the best growth potential within each relevant consumer group. These focus brands include our three global brands, key multi-country brands and selected “local champions.” In 2014, our focus brands accounted for 68% of our beer volume.

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

Our marketing approach is based on a “value-based brands” approach. A value-based brands proposition is a single, clear, compelling values-based reason for consumer preference. We have defined 37 different consumer values (such as ambition, authenticity or friendship) to establish a connection between consumers and our products. The value-based brands approach first involves the determination of consumer portraits; secondly, brand attributes (that is, tangible characteristics of the brand that support the brand’s positioning) and brand personality (that is, the way the brand would behave as a person) are defined; and, finally, a positioning statement to help ensure the link between the consumer and the brand is made. Once this link has been established, a particular brand can either be developed (brand innovation) or relaunched (brand renovation or line extension from the existing brand portfolio) to meet the customers’ needs. We apply zero-based planning principles to yearly budget decisions and for ongoing investment reviews and reallocations. We invest in each brand in line with its local or global strategic priority and, taking into account its local circumstances, seek to maximize profitable and sustainable growth.

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

Intellectual Property

Our intellectual property portfolio mainly consists of trademarks, patents, registered designs, copyrights, know-how and domain names. This intellectual property portfolio is managed by our internal legal department, in collaboration with a selected network of external intellectual property advisors. We place importance on achieving close cooperation between our intellectual property team and our marketing and research and development teams. An internal stage gate process promotes the protection of our intellectual property rights, the swift progress of our innovation projects and the development of products that can be launched and marketed without infringing any third-party’s intellectual property rights. A project can only move on to the next step of its development after the necessary verifications (for example, availability of trademark, existence of prior technology/earlier patents and freedom to market) have been carried out. This internal process is designed to ensure that financial and other resources are not lost due to oversights in relation to intellectual property protection during the development process.

Our patent portfolio is carefully built to gain a competitive advantage and support our innovation and other intellectual assets. We currently have more than 85 pending patent families, each of which covers one or more technological inventions. This means we have or are seeking to obtain patent protection for more than 100 different technological inventions. The extent of the protection differs between technologies, as some patents are protected in many jurisdictions, while others are only protected in one or a few jurisdictions. Our patents may relate, for example, to brewing processes, improvements in production of fermented malt-based beverages, treatments for improved beer flavor stability, non-alcoholic beer development, filtration processes, beverage dispensing systems and devices or beer packaging.

We license in limited technology from third parties. We also license out certain of our intellectual property to third parties, for which we receive royalties.

Research and Development

Given our focus on innovation, we place a high value on research and development (“R&D”). In 2014, we spent USD 217 million (USD 185 million in 2013 and USD 182 million in 2012) in the area of market research and on innovation in the areas of process optimization and product development at our Belgian R&D center and across our business segments.

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

In November 2006, we opened our Global Innovation and Technology Centre in Leuven, Belgium. This state-of-the-art building accommodates the Packaging, Product, Process Development teams and facilities such as Labs, Experimental Brewery and the European Central Lab, which also includes Sensory Analysis.

In addition to our Global Innovation and Technology Centre, we also have Product, Packaging and Process development teams located in each of our zones focusing on the short-term needs of such regions.

11.	REGULATIONS AFFECTING OUR BUSINESS

Our worldwide operations are subject to extensive regulatory requirements regarding, among other things, production, distribution, importation, marketing, promotion, labeling, advertising, labor, pensions and public health, consumer protection and environmental issues. For example, in the United States, federal and state laws regulate most aspects of the brewing, sale, marketing, labeling and wholesaling of our products. At the federal level, the Alcohol and Tobacco Tax and Trade Bureau of the U.S. Treasury Department oversees the industry, and each state in which we sell or produce products, and some local authorities in jurisdictions in which we sell products, also have regulations that affect the business conducted by us and other brewers and wholesalers. It is our policy to abide by the laws and regulations around the world that apply to us or to our business. We rely on legal and operational compliance programs, as well as local in-house and external counsel, to guide businesses in complying with applicable laws and regulations of the countries in which we operate.

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

Production, advertising, marketing and sales of alcoholic beverages are subject to various restrictions around the world, often based on health considerations related to the misuse or harmful use of alcohol. These range from a complete prohibition of alcohol in certain countries and cultures through the prohibition of the import of alcohol, to restrictions on the advertising style, media and messages used. In a number of countries, television is a prohibited medium for advertising alcohol products, and in other countries, television advertising, while permitted, is carefully regulated. Media restrictions may constrain our brand building potential. Labeling of our products is also regulated in certain markets, varying from health warning labels to importer identification, alcohol strength and other consumer information. Specific warning statements related to the risks of drinking alcohol products, including beer, have also become prevalent in recent years. Introduction of smoking bans in pubs and restaurants may have negative effects on on-trade consumption (that is, beer purchased for consumption in a pub or restaurant or similar retail establishment), as opposed to off-trade consumption (that is, beer purchased at a retail outlet for consumption at home or another location). We believe that the regulatory environment in most countries in which we operate is becoming increasingly strict with respect to health issues and expect this trend to continue in the future.

The distribution of our beer and other alcoholic beverage products may also be regulated. In certain markets, alcohol may only be sold through licensed outlets, varying from government-or state-operated monopoly outlets (for example, in the off-trade channel of certain Canadian provinces) to the common system of licensed on-trade outlets (for example, licensed bars and restaurants) which prevails in many countries (for example, in much of the European Union). In the United States, states operate under a three-tier system of regulation for beer products from brewer to wholesaler to retailer, meaning that we must work with licensed third-party distributors to distribute our products to the points of connection.

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

Governments in most of the countries in which we operate also establish minimum legal drinking ages, which generally vary from 16 to 21 years, impose minimum prices on alcohol products or impose other restrictions on sales, which affect demand for our products. Moreover, governments may respond to public pressure to curtail alcohol consumption by raising the legal drinking age, further limiting the number, type or operating hours of retail outlets or expanding retail licensing requirements. We work both independently and together with other brewers and alcoholic beverage companies to limit the negative consequences of inappropriate use of alcohol products and actively promote responsible sales and consumption.

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

In many jurisdictions, excise and other indirect duties, including legislation regarding minimum alcohol pricing, make up a large proportion of the cost of beer charged to customers. In the United States, for example, the brewing industry is subject to significant taxation. The United States federal government currently levies an excise tax of USD 18 per barrel (equivalent to approximately 117 liters) of beer sold for consumption in the United States. All states also levy excise taxes on alcoholic beverages. Proposals have been made to increase the federal excise tax as well as the excise taxes in some states. In the past few years, Belgium, Mexico, Bolivia, Brazil, Peru, Chile, Australia, Vietnam, Singapore, the Netherlands, Russia and Ukraine, among others, have all adopted proposals to increase beer excise taxes. Rising excise duties can drive up our pricing to the consumer, which in turn could have a negative impact on our results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—The beer and beverage industry may be subject to adverse changes in taxation.”

Our products are generally sold in glass or PET bottles or aluminum or steel cans. Legal requirements apply in various jurisdictions in which we operate, requiring that deposits or certain eco-taxes or fees are charged for the sale, marketing and use of certain non-refillable beverage containers. The precise requirements imposed by these measures vary. Other types of beverage container-related deposit, recycling, eco-tax and/or extended producer responsibility statutes and regulations also apply in various jurisdictions in which we operate.

We are subject to different environmental legislation and controls in each of the countries in which we operate. Environmental laws in the countries in which we operate mostly relate to (i) the conformity of our operating procedures with environmental standards regarding, among other things, the emission of gas and liquid effluents, (ii) the disposal of one-way (that is, non-returnable) packaging and (iii) noise levels. We believe that the regulatory climate in most countries in which we operate is becoming increasingly strict with respect to environmental issues and expect this trend to continue in the future. Achieving compliance with applicable environmental standards and legislation may require plant modifications and capital expenditures. Laws and regulations may also limit noise levels and the disposal of waste, as well as impose waste treatment and disposal requirements. Some of the jurisdictions in which we operate have laws and regulations that require polluters or site owners or occupants to clean up contamination.

The amount of dividends payable to us by our operating subsidiaries is, in certain countries, subject to exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. See also “Item 5. Operating and Financial Review—G. Liquidity and Capital Resources—Transfers from Subsidiaries,” “Item 3. Key Information—D. Risk Factors.”

12.	INSURANCE

We self-insure most of our insurable risk. However, we do purchase insurance for director and officer liability and other coverage where required by law or contract or where considered to be in the best interest of the Company. We maintain a comprehensive approach to insurable risk, which is mainly divided in two general categories:

•	Assets: a combination of self-insurance and insurance is used to cover our physical properties and business interruption; and

•

Liabilities: a combination of self-insurance and insurance is used to cover losses due to damages caused to third parties; insurance is used primarily for executive risks (risks related to our board and management) and automobile insurance (which is required by law in most jurisdictions).

We believe we have an adequate approach to insurable risk based on our market capitalization and our worldwide presence. We further believe that the types and level of insurance we maintain is appropriate for the risks of our business.

13.	SOCIAL AND COMMUNITY MATTERS

Our dream is to be the Best Beer Company Bringing People Together For a Better World. In all we do, we strive to ensure that we produce the highest quality products, provide the best consumer experience, and maximize shareholder value by building the strongest competitive and financial position. We aim to use this increasing financial capacity and our global reach to deliver on our Better World commitment. Our Better World actions focus on three key areas—responsible drinking, environment and community.

Responsible Drinking

As the world’s leading brewer, we are committed to promoting the responsible enjoyment of our products. To support that commitment, we develop and implement alcohol education and awareness programs, while opposing the harmful use of alcohol, including underage drinking, excessive drinking and drunk driving.

In 2011, we set six companywide Global Responsible Drinking Goals to be met by the end of 2014. Over the past four years, we came together with our colleagues and partners across the globe to meet all of those goals and far exceeded some:

•	Reach at least 100 million adults with programs developed by subject matter experts that help parents talk with their children about underage drinking

•	Provide ID-checking materials and other educational information to at least half a million bars, clubs, restaurants and grocery stores to help them prevent sales to minors

•	Provide training on responsible alcohol beverage sales to at least 1 million bartenders, waiters, grocery store clerks, and others who serve and sell alcohol

•	Reach at least half a billion legal-age consumers to increase awareness of the importance of using a designated driver or safe-ride home

•	Invest at least USD 300 million in advertising and programs to help remind and educate consumers about the importance of responsible drinking

•	Celebrate Global Be(er) Responsible Day annually to promote the importance of responsible drinking among our employees, retail customers and consumers.

Specific progress from 2014 on achievement of all our responsible drinking goals will be announced in the Global Citizenship Report in April 2015.

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

In 2013, we announced seven new global goals that focus on operational efficiencies and key areas outside the brewery walls that are vital to our business and our stakeholders. We added an additional goal focused on logistics in 2014. We aim to reach these goals by the end of 2017. The global environmental goals are:

•	Reduce water risks and improve water management in 100% of our key barley-growing regions in partnership with local stakeholders;

•	Engage in watershed protection measures at 100% of our facilities located in key areas in Argentina, Bolivia, Brazil, China, Mexico, Peru and the United States, in partnership with local stakeholders;

•	Reduce global water usage to a leading-edge 3.2 hectoliters of water per hectoliter of production;

•	Reduce global greenhouse gas emissions per hectoliter of production by 10%, including a 15% reduction per hectoliter in China;

•	Reduce global energy usage per hectoliter of production by 10%, which is equivalent to the amount of electricity needed to light about a quarter of a million night football matches;

•	Reduce packaging materials by 100,000 tons, which is equivalent to the weight of about a quarter of a billion full cans of beer;

•	Reach a 70% global average of eco-friendly cooler purchases annually; and

•	Reduce carbon emissions in our logistics operations by 15%.

We report progress on our environmental goals in our Global Citizenship Report, which is typically released in April each year.

Beyond operations management, we are also engaged with the international community and local groups to support key environmental initiatives. We are a signatory to the CEO Water Mandate, a public-private initiative of the United Nations Global Compact, which focuses on developing corporate strategies to address global water issues, and we also serve on the Mandate Steering Group. We actively work to better understand and manage climate change and water risks across our supply chain and publicly report our risks and opportunities to the Carbon Disclosure Project.

We take a multi-faceted approach that includes applying a mix of operational changes and technological solutions and building effective partnerships and a sustainability-focused mindset, underscored by strong teamwork, in order to help reduce the use of water in our direct operations, to help protect watersheds that serve our breweries and local communities and to help improve water management in our barley supply chain.

We are members of the Sustainable Agriculture Initiative, a global food industry organization that supports the development of sustainable agriculture through the involvement of food chain stakeholders. We were also active participants in the United Nations Environment Program’s annual World Environment Day, through which we engage annually with many community stakeholders around the world.

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

Community

We make significant contributions to the well-being of the communities where we do business, around the world. This occurs through the jobs we provide, the salaries and wages we pay, the taxes we contribute to local, regional and national governments, and the community support we provide in the form of donations and volunteer activities. For example, we have been involved in supporting Hope Schools for elementary school children in poverty-stricken areas in China, constructing temporary houses in Uruguay and Paraguay, supporting education and community development programs in Argentina and Russia, and providing funds and canned drinking water to victims in disaster stricken areas in Argentina, Brazil, Bolivia, Canada, China, the Dominican Republic, Germany, Italy and the United States.

Our People

It takes great people to build a great company. That is why we focus on attracting and retaining the best talent. Our approach is to enhance our people’s skills and potential through education and training, competitive compensation and a culture of ownership that rewards people for taking responsibility and producing results. Our ownership culture unites our people, providing the necessary energy, commitment and alignment needed to pursue our dream—to be the Best Beer Company Bringing People Together For a Better World.

Having the right people in the right roles at the right time—aligned through a clear goal-setting and rewards process—improves productivity and enables us to continue to invest in our business and strengthen our social responsibility initiatives.

C. ORGANIZATIONAL STRUCTURE

Anheuser Busch InBev SA/NV is the parent company of the AB InBev Group. Our most significant subsidiaries (as of 31 December 2014) are:

Subsidiary Name	Jurisdiction of incorporation or residence	Proportion of ownership interest	Proportion of voting rights held
Anheuser-Busch Companies, LLC	Delaware, U.S.A.	100%	100%
One Busch Place
St. Louis, MO 63118
Ambev S.A.	Brazil	62%	62%
Rua Dr. Renato Paes de Barros 1017
3° Andar Itaim Bibi
São Paulo
Grupo Modelo, S.A.B. de C.V.	Mexico	99%	99%
Javier Barros Sierra No. 555 Piso 3
Zedec Santa Fe, 01210 Mexico, DF

For a more comprehensive list of our most important financing and operating subsidiaries see note 36 of our audited consolidated financial statements as of 31 December 2014 and 2013, and for the three years ended 31  December 2014.

D. PROPERTY, PLANTS AND EQUIPMENT

For a further discussion of property, plants and equipment, see “Item 3. Key Information—D. Risk Factors—Our operations are subject to environmental regulations, which could expose us to significant compliance costs and litigation relating to environmental issues,” “Item 4. Information on the Company—B. Business Overview—6. Brewing Process; Raw Materials and Packaging; Production Facilities; Logistics—Capacity Expansion,” “Item 5. Operating and Financial Review—G. Liquidity and Capital Resources—Capital Expenditures” and “Item 5. Operating and Financial Review—J. Outlook and Trend Information.”

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW

The following is a review of our financial condition and results of operations as of 31 December 2014 and 2013, and for the three years ended 31 December 2014, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations. You should read the following discussion and analysis in conjunction with our audited consolidated financial statements and the accompanying notes included elsewhere in this Form 20-F.

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

We have prepared our audited consolidated financial statements as of 31 December 2014 and 2013, and for the three years ended 31 December 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). The financial information and related discussion and analysis contained in this item are presented in U.S. dollars except as otherwise specified. Unless otherwise specified the financial information analysis in this Form 20-F is based on our audited consolidated financial statements as of 31 December 2014 and 2013, and for the three years ended 31 December 2014.

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

Acquisitions, Divestitures and Other Structural Changes

We regularly engage in acquisitions, divestitures and investments. We also engage in start-up or termination of activities and may transfer activities between business segments. Such events have had and are expected to continue to have a significant effect on our results of operations and the comparability of period-to-period results. Significant acquisitions, divestitures, investments and transfers of activities between business segments in the years ended 31 December 2014, 2013 and 2012 are described below.

Events in the year ended 31 December 2014 include:

•

On 1 April 2014, we announced the completion of our acquisition of Oriental Brewery, the leading brewer in South Korea, from KKR and Affinity Equity Partners. The enterprise value for the transaction was USD 5.8 billion, and as a result of an agreement entered into with KKR and Affinity Equity Partners in 2009, we received approximately USD 320 million in cash at closing from this transaction, subject to closing adjustments according to the terms of the transaction. This acquisition returned Oriental Brewery to our portfolio after we sold the company in July 2009, following the combination of InBev and Anheuser-Busch in support of our deleveraging target.

•

In 2014, we completed the acquisition of the Siping Ginsber Draft Beer Co., Ltd., which owns the Ginsber brand, as well as a transaction to acquire three breweries in China. The aggregate purchase price of such acquisitions was approximately USD 868 million.

•	In 2014, we sold our investment in the company Comercio y Distribución Modelo, Mexico.

•	During 2014, we also acquired the Blue Point brewery (Long Island), 10 Barrel Brewing in the northwest of the United States and two wholesalers in Kentucky and Oregon.

•

During 2014, we purchased USD 1.0 billion of Grupo Modelo shares through the trust established on 4 June 2013, to accept further tender of shares by Grupo Modelo shareholders over a period of up to 25 months. By 31 December 2014, we owned approximately 99% of Grupo Modelo’s outstanding shares.

In addition, a number of events occurred which had an immaterial effect on our results of operations and which we do not expect will materially affect our ongoing and future operations:

•

During 2014, we completed the sale of the glass plant located in Piedras Negras, Coahuila, Mexico, which will be included as a scope effect for the year ending 31 December 2015. Please refer to “—Item G. Liquidity and Capital Resources—Investments and Disposals.”

•

On 14 August 2014, Monster announced that it had entered into a long-term strategic partnership in the global energy drink category with The Coca-Cola Company and that The Coca-Cola Company would become Monster’s preferred global distributor, including in the United States. As a result, certain agreements Anheuser-Busch InBev and Monster had entered into relating to the local distribution by our subsidiaries of Monster products in the United States will be terminated.

•

During the first quarter of 2015, Constellation Brands, Inc. notified us that it was exercising its rights under the final judgment issued in connection with our purchase of Grupo Modelo to require us to sell all local distribution rights held by us at the purchase price formula specified by the final judgment.

Events in the year ended 31 December 2013 include:

•

On 4 June 2013 we announced the completion of our combination with Grupo Modelo. The combination was a natural next step given our economic stake of more than 50% in Grupo Modelo prior to the transaction and the successful long-term partnership between the two companies. The combination was completed through a series of steps that simplified Grupo Modelo’s corporate structure, followed by an all-cash tender offer for all outstanding Grupo Modelo shares that we did not own at that time for USD 9.15 per share. By 4 June 2013 and following the settlement of the tender offer, we owned approximately 95% of Grupo Modelo’s outstanding shares. We established and funded a trust to accept further tender of shares by Grupo Modelo shareholders at a price of USD 9.15 per share over a period of up to 25 months from the completion of the combination. On 7 June 2013, in a transaction related to the combination, Grupo Modelo completed the sale of its business in the 50 states of the United States, the District of Columbia and Guam to Constellation Brands, Inc. for approximately USD 4.75 billion, in aggregate, subject to post-closing adjustment, which was paid by Constellation Brands, Inc. on 6 June 2014. The post-closing adjustment was approximately USD 558 million. In a transaction related to the combination with Grupo Modelo, select Grupo Modelo shareholders purchased a deferred share entitlement to acquire the equivalent of approximately 23.1 million AB InBev shares, to be delivered within five years, for consideration of approximately USD 1.5 billion. This investment occurred on 5 June 2013. Please refer to note 6 of our audited consolidated financial statements as of 31 December 2014 and 2013, and for the three years ended 31 December 2014.

•

On 27 April 2013, we completed a transaction to acquire four breweries in China with a total capacity of approximately 9 million hectoliters. The aggregate purchase price was approximately USD 439 million.

Events in the year ended 31 December 2012 include:

•

On 11 May 2012, we announced that Ambev and E. León Jimenes S.A., which owned 83.5% of CND, entered into a transaction to form a strategic alliance to create the leading beverage company in the Caribbean through the combination of their businesses in the region. Ambev’s initial indirect interest in CND was acquired through a cash payment of USD 1.0 billion and the contribution of Ambev Dominicana. Separately, Ambev Brazil acquired an additional stake in CND of 9.3%, which was owned by Heineken N.V., for USD 237 million at the closing date. During 2012 and 2013, as part of the same transaction, Ambev acquired an additional stake from other minority holders. As of 31 December 2014, Ambev owned a total indirect interest of approximately 55.0% in CND.

In addition to the acquisitions and divestitures described above, we may acquire, purchase or dispose of further assets or businesses in our normal course of operations. Accordingly, the financial information presented in this Form 20-F may not reflect the scope of our business as it will be conducted in the future.

Economic Conditions and Pricing

General economic conditions in the geographic regions in which we sell our products, such as the level of disposable income, the level of inflation, the rate of economic growth, the rate of unemployment, exchange rates and currency devaluation or revaluation, influence consumer confidence and consumer purchasing power. These factors, in turn, influence the demand for our products in terms of total volumes sold and the price that can be charged. This is particularly true for developing countries in our Latin America North, Latin America South, Mexico and Asia Pacific zones, as well as certain countries within our Europe zone, which tend to have lower disposable income per capita and may be subject to greater economic volatility than our markets in North America and developed countries in Europe. The level of inflation has been particularly significant in our Latin America North and Latin America South zones and in certain countries within the Europe zones. For instance, Brazil has periodically experienced extremely high rates of inflation. In 1993, the annual rate of inflation, as measured by the National Consumer Price Index (Indice Nacional de Preços ao Consumidor), reached a hyperinflationary peak of 2,489%. As measured by the same index, Brazilian inflation was 6.4% in 2014. Similarly, Russia and Argentina have, in the past, experienced periods of hyper-inflation. Due to the decontrol of prices in 1992, retail prices in Russia increased by 2,520% in that year, as measured by the Russian Federal State Statistics Service. Argentine inflation in 1989 was 4,924% according to the Instituto Nacional de Estadística y Censos. As measured by these institutes, in 2014, Russian inflation was 11.4% and Argentine inflation was 23.9%. Consequently, a central element of our strategy for achieving sustained profitable volume growth is our ability to anticipate changes in local economic conditions and their impact on consumer demand in order to achieve the optimal combination of pricing and sales volume.

In addition to affecting demand for our products, the general economic conditions described above may cause consumer preferences to shift between on-trade consumption channels, such as restaurants and cafés, bars, sports and leisure venues and hotels, and off-trade consumption channels, such as traditional grocery stores, supermarkets, hypermarkets and discount stores. Products sold in off-trade consumption channels typically generate higher volumes and lower margins per retail outlet than those sold in on-trade consumption channels, although on-trade consumption channels typically require higher levels of investment. The relative profitability of on-trade and off-trade consumption channels varies depending on various factors, including costs of invested capital and the distribution arrangements in the different countries in which we operate. A shift in consumer preferences towards lower-margin products may adversely affect our price realization and profit margins.

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

The main raw materials used in our beer and other alcoholic malt beverage production are malted barley, corn grits, corn syrup, rice, hops and water, while those used in our non-beer production are flavored concentrate, fruit concentrate, sugar, sweetener and water. In addition to these inputs into our products, delivery of our products to consumers requires extensive use of packaging materials, such as glass, PET and aluminum bottles, aluminum or steel cans and kegs, labels, plastic crates, metal and plastic closures, folding cartons, cardboard products and plastic films.

The price of the raw and packaging materials that we use in our operations is determined by, among other factors, the level of crop production (both in the countries in which we are active and elsewhere in the world), weather conditions, supplier’s capacity utilization, end user demand, governmental regulations, and legislation affecting agriculture and trade. We are also exposed to increases in fuel and other energy prices through our own and third-party distribution networks and production operations. Furthermore, we are exposed to increases in raw material transport costs charged by suppliers. Increases in the prices of our products could affect demand among consumers, and thus, our sales volumes and revenue. Even though we seek to minimize the impact of such fluctuations through financial and physical hedging, the results of our hedging activities may vary across time.

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

Distribution Arrangements

We depend on effective distribution networks to deliver our products to our customers. Generally, we distribute our products through (i) own distribution, in which we deliver to points of sale directly, and (ii) third-party distribution networks, in which delivery to points of sale occurs through wholesalers and independent distributors. Third-party distribution networks may be exclusive or non-exclusive and may, in certain business segments, involve use of third-party distribution while we retain the sales function through an agency framework. We use different distribution networks in the markets in which we operate, as appropriate, based on the structure of the local retail sectors, local geographic considerations, scale considerations, regulatory requirements, market share and the expected added-value and capital returns.

Although specific results may vary depending on the relevant distribution arrangement and market, in general, the use of own distribution or third-party distribution networks will have the following effects on our results of operations:

•

Revenue. Revenue per hectoliter derived from sales through own distribution tends to be higher than revenue derived from sales through third parties. In general, under own distribution, we receive a higher price for our products since we are selling directly to points of sale, capturing the margin that would otherwise be retained by intermediaries;

•

Transportation costs. In our own distribution networks, we sell our products to the point of sale and incur additional freight costs in transporting those products between our plant and such points of sale. Such costs are included in our distribution expenses under IFRS. In most of our own distribution networks, we use third-party transporters and incur costs through payments to these transporters, which are also included in our distribution expenses under IFRS. In third-party distribution networks, our distribution expenses are generally limited to expenses incurred in delivering our products to relevant wholesalers or independent distributors in those circumstances in which we make deliveries; and

•

Sales expenses. Under fully third-party distribution systems, the salesperson is generally an employee of the distributor, while under our own distribution and indirect agency networks, the salesperson is generally our employee. To the extent that we deliver our products to points of sale through direct or indirect agency distribution networks, we will incur additional sales expenses from the hiring of additional employees (which may offset to a certain extent increased revenue gained as a result of own distribution).

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

Excise Taxes

Taxation on our beer, other alcoholic beverage and non-beer products in the countries in which we operate is comprised of different taxes specific to each jurisdiction, such as excise and other indirect taxes. In many jurisdictions, such excise and other indirect taxes make up a large proportion of the cost of beer charged to customers. Increases in excise and other indirect taxes applicable to our products either on an absolute basis or relative to the levels applicable to other beverages tend to adversely affect our revenue or margins, both by reducing overall consumption and by encouraging consumers to switch to lower-taxed categories of beverages. These increases also adversely affect the affordability of our products and our ability to raise prices. For example, see the discussion of taxes in the United States, Russia and Ukraine in “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—The beer and beverage industry may be subject to adverse changes in taxation.”

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

•

Any change in the exchange rates between our operating companies’ functional currencies and our reporting currency affects our consolidated income statement and consolidated statement of financial position when the results of those operating companies are translated into the reporting currency for reporting purposes as translational exposures are not hedged. Assets and liabilities of foreign operations are translated to the reporting currency at foreign exchange rates prevailing at the balance sheet date. Income statements of foreign operations are translated to the reporting currency at exchange rates for the year approximating the foreign exchange rates prevailing at the dates of transactions. The components of shareholders’ equity are translated at historical rates. Exchange differences arising from the translation of shareholders’ equity into the reporting currency at year-end are taken to other comprehensive income (that is, in a translation reserve). Decreases in the value of our operating companies’ functional currencies against the reporting currency tend to reduce their contribution to, among other things, our consolidated revenue and profit.

For further details regarding the currencies in which our revenue is realized and the effect of foreign currency fluctuations on our results of operations see “—F. Impact of Changes in Foreign Exchange Rates” below.

Weather and Seasonality

Weather conditions directly affect consumption of our products. High temperatures and prolonged periods of warm weather favor increased consumption of our products, while unseasonably cool or wet weather, especially during the spring and summer months, adversely affect our sales volumes and, consequently, our revenue. Accordingly, product sales in all of our business segments are generally higher during the warmer months of the year (which also tend to be periods of increased tourist activity) as well as during major holiday periods.

Consequently, for most countries in the Latin America North and Latin America South zones (particularly Argentina and most of Brazil), volumes are usually stronger in the first and fourth quarters due to year-end festivities and the summer season in the Southern Hemisphere, while for Mexico and the countries in the North America, Europe and Asia Pacific zones, volumes tend to be stronger during the spring and summer seasons in the second and third quarters of each year.

Based on 2014 information, for example, we realized 57% of our total 2014 volumes in Europe in the second and third quarters, compared to 43% in the first and fourth quarters of the year, whereas in Latin America South, we realized 42% of our sales volume in the second and third quarters, compared to 58% in the first and fourth quarters.

Although such sales volume figures are the result of a range of factors in addition to weather and seasonality, they are nevertheless broadly illustrative of the historical trend described above.

B. SIGNIFICANT ACCOUNTING POLICIES

The U.S. Securities and Exchange Commission has defined a critical accounting policy as a policy for which there is a choice among alternatives available, and for which choosing a legitimate alternative would yield materially different results. We believe that the following are our critical accounting policies. We consider an accounting policy to be critical if it is important to our financial condition and results of operations and requires significant or complex judgments and estimates on the part of our management. For a summary of all of our significant accounting policies, see note 3 to our audited consolidated financial statements as of 31 December 2014 and 2013, and for the three years ended 31 December 2014 included in this Form 20-F.

Although each of our significant accounting policies reflects judgments, assessments or estimates, we believe that the following accounting policies reflect the most critical judgments, estimates and assumptions that are important to our business operations and the understanding of its results: revenue recognition; accounting for business combinations and impairment of goodwill and intangible assets; pension and other post-retirement benefits; share-based compensation; contingencies; deferred and current income taxes; and accounting for derivatives. Although we believe that our judgments, assumptions and estimates are appropriate, actual results may differ from these estimates under different assumptions or conditions.

Summary of Changes in Accounting Policies

Effective 1 January 2013, we transferred management responsibility for Ecuador and Peru to the Latin America South zone. These countries were previously reported within the Latin America North zone. The 2012 Latin America South and Latin America North information has been adjusted in this Form 20-F for comparative purposes.

Effective 1 January 2014, we created a single Europe zone by combining the Western Europe zone and the Central & Eastern Europe zone, we transferred the responsibility for our Spanish operations from Global Export & Holding Companies to the Europe zone, we transferred the export of Corona to a number of European countries, and we transferred the management responsibility for our operations in Cuba to the Latin America North zone. The 2013 and 2012 Western Europe and Central & Eastern Europe and Latin America North information has been adjusted in this Form 20-F for comparative purposes.

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

In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to our customers. The aggregate deductions from revenue recorded by us in relation to these taxes was approximately USD 13.2 billion, USD 10.6 billion and USD 10.1 billion for the years ended 31 December 2014, 2013, and 2012, respectively.

Accounting for Business Combinations and Impairment of Goodwill and Intangible Assets

We have made acquisitions that included a significant amount of goodwill and other intangible assets, including the acquisition of Anheuser-Busch and Grupo Modelo.

As of 31 December 2014, our total goodwill amounted to USD 70.8 billion and our intangible assets with indefinite life amounted to USD 28.2 billion.

We apply the purchase method of accounting to account for acquisition of businesses. The cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred and equity instruments issued. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date. The excess of the cost of the acquisition over our interest in the fair value of the identifiable net assets acquired is recorded as goodwill. If the business combination is achieved in stages, the acquisition date carrying value of our previously held interest in the acquiree is remeasured to fair value at the acquisition date; any gains or losses arising from such remeasurement are recognized in profit or loss. We exercise significant judgment in the process of identifying tangible and intangible assets and liabilities, valuing such assets and liabilities and in determining their remaining useful lives. We generally engage third-party valuation firms to assist in valuing the acquired assets and liabilities. The valuation of these assets and liabilities is based on the assumptions and criteria which include, in some cases, estimates of future cash flows discounted at the appropriate rates. The use of different assumptions used for valuation purposes including estimates of future cash flows or discount rates may have resulted in different estimates of value of assets acquired and liabilities assumed. Although we believe that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts and the difference could be material.

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

The key judgments, estimates and assumptions used in the discounted free cash flow calculations are generally as follows:

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

•

Cash flows after the first ten-year period are extrapolated generally using expected annual long-term consumer price indices, based on external sources, in order to calculate the terminal value, considering sensitivities on this metric. For the three main cash generating units, the terminal growth rate applied ranged between 0.0% and 2.0% for the United States, 0.0% and 3.2% for Brazil and 0.0% and 2.5% for Mexico;

•

Projections are made in the functional currency of the business unit and discounted at the unit’s weighted average cost of capital (“WACC”), considering sensitivities on this metric. The WACC ranged primarily between 6% and 22% in U.S. dollar nominal terms for goodwill impairment testing conducted for 2014. For the three main cash generating units, the WACC applied in U.S. dollar nominal terms ranged between 6% and 8% for the United States, 9% and 11% for Brazil, and 8% and 10% for Mexico; and

•	Cost to sell is assumed to reach 2% of the entity value based on historical precedents.

The above calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

Impairment testing of intangible assets with an indefinite useful life is based on the same methodology and assumptions as described above.

For additional information on goodwill, intangible assets, tangible assets and impairments, see notes 13, 14 and 15 to our audited consolidated financial statements as of 31 December 2014 and 2013, and for the three years ended 31 December 2014.

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

Assumptions used to value defined benefit liabilities are based on actual historical experience, plan demographics, external data regarding compensation and economic trends. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension obligation and our future expense. Re-measurements, comprising actuarial gains and losses, the effect of asset ceilings (excluding net interest) and the return on plan assets (excluding net interest) are recognized in full in the period in which they occur in the statement of comprehensive income. For further information on how changes in these assumptions could change the amounts recognized see the sensitivity analysis within note 23 to our audited consolidated financial statements as of 31 December 2014 and 2013, and for the three years ended 31 December 2014.

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

Share-Based Compensation

We have various types of equity settled share-based compensation schemes for employees. Employee services received, and the corresponding increase in equity, are measured by reference to the fair value of the equity instruments as of the date of grant. Fair value of stock options is estimated by using the binomial Hull model on the date of grant based on certain assumptions. Those assumptions are described in note 24 to our audited consolidated financial statements as of 31 December 2014 and 2013, and for the three years ended 31 December 2014 included in this Form 20-F and include, among others, the dividend yield, expected volatility and expected life of the stock options. The binomial Hull model assumes that all employees would immediately exercise their options if our share price were 2.5 times above the option exercise price. As a consequence, no single expected option life applies, whereas the assumption of the expected volatility has been set by reference to the implied volatility of our shares in the open market and in light of historical patterns of volatility. In the determination of the expected volatility, we excluded the volatility measured during the period 15 July 2008 to 30 April 2009 given the extreme market conditions experienced during that period.

Contingencies

The preparation of our financial statements requires management to make estimates and assumptions regarding contingencies which affect the valuation of assets and liabilities at the date of the financial statements and the revenue and expenses during the reported period.

We disclose material contingent liabilities unless the possibility of any loss arising is considered remote, and material contingent assets where the inflow of economic benefits is probable. We discuss our material contingencies in note 30 to our audited consolidated financial statements as of 31 December 2014 and 2013, and for the three years ended 31 December 2014.

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

As discussed in “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings,” and in note 30 to our audited consolidated financial statements as of 31 December 2014 and 2013, and for the three years ended 31 December 2014, legal proceedings covering a wide range of matters are pending or threatened in various jurisdictions against us. We record provisions for pending litigation when we determine that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertain nature of litigation, the ultimate outcome or actual cost of settlement may materially vary from estimates.

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

C. BUSINESS SEGMENTS

Both from an accounting and managerial perspective, we are organized according to business segments, which, with the exception of Global Export & Holding Companies, correspond to geographic regions in which our operations are based, and which we call “zones.” The Global Export & Holding Companies segment includes our headquarters and the countries in which our products are sold only on an export basis and in which we generally do not otherwise have any operations or production activities, as well as certain intra-group transactions.

On 31 December 2014, our seven business segments were: North America, Mexico, Latin America North (including Brazil, the Dominican Republic, Guatemala, and Cuba), Latin America South (including Bolivia, Paraguay, Uruguay, Argentina, Chile, Ecuador and Peru), Europe, Asia Pacific and Global Export & Holding Companies.

On 1 January 2013, Peru and Ecuador became part of Latin America South. Later in 2013, Mexico became a separate business segment upon completion of the combination with Grupo Modelo.

The Grupo Modelo operations are reported according to their geographical presence in the following segments: the Mexico beer and packaging businesses are reported in the Mexico zone, the Spanish business is reported in the Europe zone and the Export business is reported in the Global Export & Holding Companies segment.

Effective 1 January 2014, we created a single Europe zone by combining the Western Europe zone and the Central & Eastern Europe zone, we transferred the responsibility of our Spanish operations from Global Export & Holding Companies to the Europe zone, we transferred the export of Corona to a number of European countries, and we transferred the management responsibility for our operations in Cuba to the Latin America North zone. The Western Europe and Central & Eastern Europe and Latin America North information for 2012 and 2013 have been adjusted in this 20-F for comparative purposes.

The financial performance of each business segment, including its sales volume and revenue, is measured based on our product sales within the countries that comprise that business segment rather than based on products manufactured within that business segment but sold elsewhere.

In 2014, Latin America North accounted for 27.3% of our consolidated volumes, North America accounted for 26.4%, Asia Pacific for 18.0%, Europe for 9.7%, Mexico for 8.5%, Latin America South for 8.0% and Global Export & Holding Companies for 2.1%. A substantial portion of our operations is carried out through our three largest subsidiaries, Anheuser-Busch (wholly owned), Ambev (61.8% owned as of 31 December 2014) and Grupo Modelo (99% owned as of 31 December 2014) and their respective subsidiaries.

Throughout the world, we are primarily active in the beer business. However, we also have non-beer activities (primarily consisting of soft drinks) within certain countries in Latin America, in particular Brazil, the Dominican Republic, Peru, Bolivia, Uruguay and Argentina. Both the beer and non-beer volumes comprise sales of brands that we own or license, third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network.

D. EQUITY INVESTMENTS

The 2013 combination with Grupo Modelo was completed through a series of steps that simplified Grupo Modelo’s corporate structure, followed by an all-cash tender offer for all outstanding Grupo Modelo shares that we did not own at that time for USD 9.15 per share. By 4 June 2013 and following the settlement of the tender offer, we owned approximately 95% of Grupo Modelo’s outstanding shares. Thereafter, we established and funded a trust to accept further tender of shares by Grupo Modelo shareholders at a price of USD 9.15 per share over a period of up to 25 months from the completion of the combination. As of 31 December 2014, we held approximately 99% of Grupo Modelo’s outstanding shares.

Following the 2013 combination with Grupo Modelo, we fully consolidated Grupo Modelo in our consolidated financial statements as of 4 June 2013, which resulted in the derecognition of the investment in associates previously held in Grupo Modelo as of that date.

For further details of the combination with Grupo Modelo, see “Item 10. Additional Information—C. Material Contracts—Grupo Modelo Transaction Agreement” and note 6 to our audited consolidated financial statements as of 31 December 2014 and 2013, and for the three years ended 31 December 2014.

E. RESULTS OF OPERATIONS

Year Ended 31 December 2014 Compared to the Year Ended 31 December 2013

Volumes

Our reported volumes include both beer (including near beer) and non-beer (primarily carbonated soft drinks) volumes. In addition, volumes include not only brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network, particularly in Europe. Volumes sold by the Global Export & Holding Companies businesses are shown separately. Following the combination with Grupo Modelo, we are fully consolidating Grupo Modelo in our financial reporting as of 4 June 2013 and are reporting the Grupo Modelo volumes in the reported volumes as of that date. Following the closing of the Oriental Brewery acquisition in South Korea on 1 April 2014, we are reporting the results and volumes of the company as of that date.

Effective 1 April 2014, we discontinued the reporting of volumes sold to Constellation Brands under the interim supply agreement, since these volumes do not form part of the underlying performance of our business.

The table below summarizes the volume evolution by business segment.

	Year ended 31 December 2014	Year ended 31 December 2013(2)	Change
	(thousand hectoliters)		(%)(1)
North America	121,150	122,116	(0.8)
Mexico	38,800	22,366	73.5
Latin America North	125,418	120,427	4.1
Latin America South	36,826	36,918	(0.2)
Europe	44,278	46,271	(4.3)
Asia Pacific	82,529	65,787	25.4
Global Export & Holding Companies	9,800	12,054	(18.7)

Total	458,801	425,939	7.7

Notes:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2013 as reported, adjusted to reflect changes in the segment reporting. See “Item 5. Operating and Financial Review—B. Significant Accounting Policies.”

Our consolidated volumes were 459 million hectoliters for the year ended 31 December 2014. This represented an increase of 32.9 million hectoliters, or 7.7%, as compared to our consolidated volumes for the year ended 31 December 2013. The results for the year ended 31 December 2014 reflect the performance of our business after the completion of certain acquisitions we undertook in 2013 and 2014.

•

Our combination with Grupo Modelo closed on 4 June 2013 and was included in our consolidated financial reporting as of that date. In the first five months of 2014, Grupo Modelo contributed an increase of 18.3 million hectoliters to our consolidated volumes. The acquisition primarily affects the Mexico zone and, to a lesser degree, our European and Global Export & Holding Companies volumes.

•

The 2013 acquisition of four breweries in China impacted positively our volumes by 1.0 million hectoliters for the period in the year ended 31 December 2014 corresponding to the period in 2013 for which volumes from these acquisitions were not included in our consolidated financial reporting.

•

The 2014 acquisition of Oriental Brewery, which was included as from 1 April 2014 in our consolidated financial reporting for the year ended 31 December 2014, increased our volumes by 10.8 million hectoliters.

•

On the same basis, the 2014 acquisition of the Siping Ginsber Draft Beer Co., Ltd. and three breweries in China impacted positively our volumes by 3.9 million hectoliters while the 2014 acquisitions in the United States and the disposal of the company Comercio y Distribución Modelo in Mexico had an immaterial impact on our volumes.

For further details of these acquisitions and disposals, see “Item 5. Operating and Financial Review—A. Key Factors affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes.” See also note 6 to our audited consolidated financial statements as of 31 December 2014 and 2013, and for the three years ended 31 December 2014 included in this Form 20-F.

Excluding volume changes attributable to the acquisitions and the discontinued reporting of the interim supply agreement volumes referred to above, our own beer volumes increased 0.3% in the year ended 31 December 2014 compared to our beer volumes for the year ended 31 December 2013. On the same basis, in the year ended 31 December 2014, our non-beer volumes increased by 1.3% compared to the year ended 31 December 2013.

North America

In the year ended 31 December 2014, our volumes in North America decreased by 1.0 million hectoliters or 0.8% compared to the year ended 31 December 2013. We estimate that our shipment volumes in the United States declined by 1.5% and our beer sales-to-retailers adjusted for the number of selling days declined by 1.7% during the year ended 31 December 2014 compared to the year ended 31 December 2013. On the same basis, we estimate that United States beer industry sales-to-retailers adjusted for the number of selling days declined by 0.6% compared to an estimated decline of 1.8% during 2013. We estimate that market share was down approximately 50 bps during 2014 compared to 2013, largely due to Budweiser.

In Canada, we began distributing our Grupo Modelo brands which we assumed from Molson Coors at the beginning of March 2014. Excluding the effect of the distribution of Grupo Modelo brands in Canada, our beer volumes decreased by 0.7% during the year ended 31 December 2014 compared to the year ended 31 December 2013, mainly driven by very cold weather during the first quarter 2014, partly offset by a better industry performance in the fourth quarter 2014.

Mexico

Our volumes in Mexico were 38.8 million hectoliters in the year ended 31 December 2014.

Our combination with Grupo Modelo closed on 4 June 2013. Year-over-year, for the period Grupo Modelo was consolidated, Grupo Modelo volumes grew by 1.2%. We estimate that Mexican beer industry volumes grew by low single digits, driven primarily by a stronger economy.

On the same basis, we estimate that we lost some market share in 2014 driven by regional mix. Industry growth was weaker in the Central region, where we have a high market share, while growth was much stronger in the North, where we have a lower, but growing, market share, based on estimates. We estimate our focus brands grew, with the Corona family continuing to perform well despite supply shortages during the first half of the year, and Bud Light and Victoria volumes also increasing in 2014.

Latin America North

In the year ended 31 December 2014, our volumes in Latin America North increased by 5.0 million hectoliters, or 4.1%, compared to the year ended 31 December 2013, with our beer volumes and soft drinks increasing 4.7% and 2.3%, respectively.

In Brazil, beer volumes increased by 4.7% and soft-drinks increased 1.4% during the year ended 31 December 2014 compared to the year ended 31 December 2013. On the same basis, we estimate that beer industry volumes grew by approximately 4.3% during 2014, benefiting from a strong summer and the FIFA World Cup. We estimate that our year-over-year market share increased by approximately 30 bps to 68.2%. Premium brands continued to outperform the rest of our portfolio, due to a strong performance by Budweiser.

The consumer environment in Brazil continues to be challenging, and our pack price, returnable package and innovation strategies remain major business priorities.

Latin America South

Latin America South volumes for the year ended 31 December 2014 decreased 0.2% compared to the year ended 31 December 2013, with beer volumes basically flat and non-beer volumes declining 0.6%. On the same basis, beer volumes in Argentina decreased 1.7%, with some market share loss, based on our estimates, due to competitive pressure.

Europe

Our volumes, including subcontracted volumes, for the year ended 31 December 2014 decreased by 2.0 million hectoliters, or 4.3%, compared to the year ended 31 December 2013. Excluding the acquisitions described above, own beer volumes for the year ended 31 December 2014 decreased 6.1% compared to the year ended 31 December 2013, mainly driven by a weak beer industry in Ukraine and Russia, as well as high promotional pressure in Germany. Volume decreases in Europe were partially offset by FIFA World Cup activations in Belgium, Germany and the United Kingdom. Own beer volumes were flat in Belgium, declined by 2.8% in Germany and grew by 2.4% in the United Kingdom.

Asia Pacific

For the year ended 31 December 2014, our volumes grew 16.7 million hectoliters, or 25.4%, compared to the year ended 31 December 2013. Excluding the acquisitions described above, our total volumes would have increased by 1.7% over the same period. On the same basis, we estimate that industry volumes in China declined by approximately 4%, while our volumes increased by 1.6%.

Our focus brands, Budweiser, Harbin and Sedrin, which represent nearly 73% of our portfolio in China, grew by 7.8% in the year ended 31 December 2014 compared to the year ended 31 December 2013. On the same basis, we estimate that we gained market share in 2014, reaching 15.9%.

Global Export & Holding Companies

For the year ended 31 December 2014, Global Export & Holding Companies volumes decreased by 2.3 million hectoliters, or 18.7%, compared to the year ended 31 December 2013. The volume performance mainly results from the combination with Grupo Modelo and by the discontinued reporting of the interim supply agreement volumes referred to above.

Revenue

Revenue refers to turnover less excise taxes and discounts. See “—A. Key Factors Affecting Results of Operations—Excise Taxes.”

The following table reflects changes in revenue across our business segments for the year ended 31 December 2014 as compared to our revenue for the year ended 31 December 2013.

	Year ended 31 December 2014	Year ended 31 December 2013(2)	Change
	(USD million)		(%) (1)
North America	16,093	16,023	0.4
Mexico	4,619	2,769	66.8
Latin America North	11,269	11,009	2.4
Latin America South	2,961	3,269	(9.4)
Europe	4,865	4,932	(1.4)
Asia Pacific	5,040	3,354	50.3
Global Export & Holding Companies	2,216	1,839	20.5

Total	47,063	43,195	9.0

Notes:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2013 as reported, adjusted to reflect changes in the segment reporting. See “Item 5. Operating and Financial Review—B. Significant Accounting Policies.”

Our consolidated revenue was USD 47,063 million for the year ended 31 December 2014. This represented an increase of USD 3,868 million, or 9.0%, as compared to our consolidated revenue for the year ended 31 December 2013. The results for the year ended 31 December 2014 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2013 and 2014 and currency translation effects.

•

The 2013 acquisition of four breweries in China, the 2014 acquisition of Oriental Brewery in South Korea, the acquisition of Siping Ginsber Draft Beer Co., Ltd. and three breweries in China, as well as the disposal of Comercio y Distribución Modelo (further referred to as “2013 and 2014 acquisitions and disposals”), positively impacted our consolidated revenue by USD 1,264 million for the year ended 31 December 2014 compared to year ended 31 December 2013.

•

Our combination with Grupo Modelo closed on 4 June 2013 and was included in our consolidated financial reporting as from that date. In the first five months of 2014, Grupo Modelo contributed an increase of USD 2,384 million to our consolidated revenue.

•

Our consolidated revenue for the year ended 31 December 2014 also reflects an unfavorable currency translation impact of USD 2,371 million mainly arising from currency translation effects in Europe, Latin America North and Latin America South.

Excluding the effects of the business acquisitions and disposals described above and currency translation effects, our revenue would have increased 6.0% in the year ended 31 December 2014 compared to the year ended 31 December 2013. Our consolidated revenue for the year ended 31 December 2014 was partly impacted by the developments in volumes discussed above. Our revenue per hectoliter for the year ended 31 December 2014 improved, driven by revenue management initiatives and brand mix improvements from our premiumization strategies.

The main business zones contributing to growth in our consolidated revenues were (i) Latin America North, due to our revenue management initiatives, an increase in own distribution, premium brand mix and package mix; (ii) Latin America South, driven by price increases to offset inflation; and (iii) Asia Pacific, driven primarily by improved brand mix, with consumers trading up to our core plus and premium-priced brands, especially Budweiser and Harbin Ice.

Cost of Sales

The following table reflects changes in cost of sales across our zones for the year ended 31 December 2014 as compared to the year ended 31 December 2013:

	Year ended 31 December 2014	Year ended 31 December 2013(2)	Change
	(USD million)		(%)(1)
North America	(6,391)	(6,519)	2.0
Mexico	(1,374)	(869)	(58.1)
Latin America North	(3,741)	(3,576)	(4.6)
Latin America South	(1,081)	(1,185)	8.8
Europe	(2,081)	(2,238)	7.0
Asia Pacific	(2,552)	(1,885)	(35.4)
Global Export & Holding Companies	(1,538)	(1,323)	(16.3)

Total	(18,756)	(17,594)	(6.6)

Notes:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2013 as reported, adjusted to reflect changes in the segment reporting. See “Item 5. Operating and Financial Review—B. Significant Accounting Policies.”

Our consolidated cost of sales was USD 18,756 million for the year ended 31 December 2014. This represented an increase of USD 1,162 million or 6.6%, as compared to our consolidated cost of sales for the year ended 31 December 2013. The results for the year ended 31 December 2014 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2013 and 2014 and currency translation effects.

•	The 2013 and 2014 acquisitions and disposals negatively impacted our consolidated cost of sales by USD 553 million for the year ended 31 December 2014 compared to year ended 31 December 2013.

•

Our combination with Grupo Modelo closed on 4 June 2013 and was included in our consolidated financial reporting as from that date. In the first five months of 2014, Grupo Modelo contributed an increase of USD 861 million to our consolidated cost of sales.

•

Our consolidated cost of sales for the year ended 31 December 2014 also reflects a positive currency translation impact of USD 864 million mainly arising from currency translation effects in Europe, Latin America North and Latin America South.

Excluding the effects of the business acquisitions and disposals described above and currency translation effects, our cost of sales would have increased by 3.5%. Our consolidated cost of sales for year ended 31 December 2014 was partly impacted by the developments in volumes discussed above. The increase in our cost of sales is also driven primarily by higher depreciation and packaging costs in Brazil, as well as additional bottle costs in Mexico related to higher than expected demand for Corona globally, partly mitigated by procurement savings and efficiency gains.

Operating Expenses

The discussion below relates to our operating expenses, which equal the sum of our distribution expenses, sales and marketing expenses, administrative expenses and other operating income and expenses (net), for the year ended 31 December 2014 as compared to the year ended 31 December 2013. Our operating expenses do not include exceptional charges, which are reported separately.

Our operating expenses for the year ended 31 December 2014 were USD 12,999 million, representing an increase of USD 1,601 million, or 14.0% compared to our operating expenses for 2013.

Distribution Expenses

The following table reflects changes in distribution expenses across our business segments for the year ended 31 December 2014 as compared to the year ended 31 December 2013:

	Year ended 31 December 2014	Year ended 31 December 2013(2)	Change
	(USD million)		(%)(1)
North America	(1,324)	(1,235)	(7.2)
Mexico	(453)	(232)	(95.3)
Latin America North	(1,404)	(1,351)	(3.9)
Latin America South	(290)	(309)	6.1
Europe	(477)	(497)	4.0
Asia Pacific	(434)	(302)	(43.7)
Global Export & Holding Companies	(175)	(135)	(29.6)

Total	(4,558)	(4,061)	(12.2)

Notes:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2013 as reported, adjusted to reflect changes in the segment reporting. See “Item 5. Operating and Financial Review—B. Significant Accounting Policies.”

Our consolidated distribution expenses were USD 4,558 million for the year ended 31 December 2014. This represented an increase of USD 497 million, or 12.2%, as compared to the year ended 31 December 2013. The results for the year ended 31 December 2014 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2013 and 2014 and currency translation effects.

•

The 2013 and 2014 acquisitions and disposals negatively impacted our consolidated distribution expenses by USD 107 million for the year ended 31 December 2014 compared to the year ended 31 December 2013.

•

Our combination with Grupo Modelo closed on 4 June 2013 and was included in our consolidated financial reporting as from that date. In the first five months of 2014, Grupo Modelo contributed an increase of USD 216 million to our consolidated distribution expenses.

•	Our consolidated distribution expenses for the year ended 31 December 2014 also reflect a positive currency translation impact of USD 281 million.

Excluding the effects of the business acquisitions and disposals and the currency translation effects described above, the increase in distribution expenses would have increased 11.3%, mainly driven by increases in freight rates in the U.S., increased own distribution in Brazil, which is more than offset by the increase in net revenues, the growth of our premium brands in Brazil, and higher fuel costs and wage increases for unionized workers in Latin America South.

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

The following table reflects changes in sales and marketing expenses across our business segments for the year ended 31 December 2014 as compared to the year ended 31 December 2013:

	Year ended 31 December 2014	Year ended 31 December 2013(2)	Change
	(USD million)		(%)(1)
North America	(2,136)	(1,908)	(11.9)
Mexico	(808)	(484)	(66.9)
Latin America North	(1,253)	(1,147)	(9.2)
Latin America South	(315)	(346)	9.0
Europe	(1,067)	(1,049)	(1.7)
Asia Pacific	(1,227)	(833)	(47.3)
Global Export & Holding Companies	(230)	(191)	(20.4)

Total	(7,036)	(5,958)	(18.1)

Notes:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2013 as reported, adjusted to reflect changes in the segment reporting. See “Item 5. Operating and Financial Review—B. Significant Accounting Policies.”

Our consolidated sales and marketing expenses were USD 7,036 million for the year ended 31 December 2014. This represented an increase of USD 1,078 million, or 18.1%, as compared to our sales and marketing expenses for the year ended 31 December 2013. The results for the year ended 31 December 2014 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2013 and 2014 and currency translation effects.

•

The 2013 and 2014 acquisitions and disposals negatively impacted our consolidated sales and marketing expenses by USD 274 million for the year ended 31 December 2014 compared to the year ended 31 December 2013.

•

Our combination with Grupo Modelo closed on 4 June 2013 and was included in our consolidated financial reporting as from that date. In the first five months of 2014, Grupo Modelo contributed an increase of USD 352 million to our consolidated sales and marketing expenses.

•	Our consolidated sales and marketing expenses for the year ended 31 December 2014 also reflect a positive currency translation impact of USD 288 million.

Excluding the effects of the business acquisitions and disposals described above and currency translation effects described above, our overall sales and marketing expenses for the year ended 31 December 2014 would have increased 12.5%, with increased support for our brands, innovations and sales activations in most zones. The increased investments include the FIFA World Cup activations, particularly in Latin America North and South, Mexico and Europe, as well as investments behind proven trade marketing programs and new programs, such as the Bud Light summer campaign in the U.S.

Administrative Expenses

The following table reflects changes in administrative expenses across our business segments for the year ended 31 December 2014 as compared to the year ended 31 December 2013:

	Year ended 31 December 2014	Year ended 31 December 2013(2)	Change
	(USD million)		(%)(1)
North America	(473)	(497)	4.8
Mexico	(430)	(234)	(83.8)
Latin America North	(581)	(592)	1.9
Latin America South	(106)	(112)	5.4
Europe	(362)	(359)	(0.8)
Asia Pacific	(400)	(317)	(26.2)
Global Export & Holding Companies	(440)	(429)	(2.6)

Total	(2,791)	(2,539)	(9.9)

Notes:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2013 as reported, adjusted to reflect changes in the segment reporting. See “Item 5. Operating and Financial Review—B. Significant Accounting Policies.”

Our consolidated administrative expenses were USD 2,791 million for the year ended 31 December 2014. This represented an increase of USD 252 million, or 9.9%, as compared to our consolidated administrative expenses for the year ended 31 December 2013. The results for the year ended 31 December 2014 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2013 and 2014 and currency translation effects.

•

The 2013 and 2014 acquisitions and disposals negatively impacted our consolidated administrative expenses by USD 63 million for the year ended 31 December 2014 compared to the year ended 31 December 2013.

•

Our combination with Grupo Modelo closed on 4 June 2013 and was included in our consolidated financial reporting as from that date. In the first five months of 2014, Grupo Modelo contributed an increase of USD 207 million to our consolidated administrative expenses.

•	Our consolidated administrative expenses for year ended 31 December 2014 also reflect a positive currency translation impact of USD 99 million.

Excluding the effects of the business acquisitions and disposals and the currency translation effects described above, administrative expenses would have increased by 3.2%.

Other Operating Income/(Expense)

The following table reflects changes in other operating income and expenses across our business segments for the year ended 31 December 2014 as compared to the year ended 31 December 2013:

	Year ended 31 December 2014	Year ended 31 December 2013(2)	Change
	(USD million)		(%)(1)
North America	299	67	346.3
Mexico	237	104	127.9
Latin America North	689	807	(14.6)
Latin America South	5	(5)	(200.0)
Europe	28	30	(6.7)
Asia Pacific	90	109	(17.4)
Global Export & Holding Companies	39	48	(18.8)

Total	1,386	1,160	19.5

Notes:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2013 as reported, adjusted to reflect changes in the segment reporting. See “Item 5. Operating and Financial Review—B. Significant Accounting Policies.”

The net positive effect of our other operating income and expenses for the year ended 31 December 2014 was USD 1,386 million. This represented an increase of USD 226 million, or 19.5%, compared to the year ended 31 December 2013. The results for the year ended 31 December 2014 reflect a negative translation impact of USD 64 million.

The other operating income of USD 1,386 million includes a one-time positive accounting adjustment of USD 223 million, reported in North America, following an actuarial reassessment of future liabilities under our post-retirement healthcare benefit plans.

Excluding the effects of the business acquisitions and disposals, currency translation effects and the one-time accounting adjustment described above, the net positive effect of our other operating income and expenses would have increased by 4.2% for the year ended 31 December 2014 as compared to the year ended 31 December 2013. This increase was mainly due to income from government incentives.

Exceptional Items

Exceptional items are items which, in our management’s judgment, need to be disclosed separately by virtue of their size and incidence in order to obtain a proper understanding of our financial information. We consider these items to be significant in nature, and accordingly, our management has excluded these items from their segment measure of performance.

For the year ended 31 December 2014, exceptional items consisted of restructuring charges, business and asset disposal and acquisition costs of business combinations. Exceptional items were as follows for the years ended 31 December 2014 and 2013:

	Year ended 31 December 2014	Year ended 31 December 2013
	(USD million)
Restructuring (including impairment losses)	(277)	(118)
Fair value adjustments	—	6,410
Business and asset disposal (including impairment losses)	157	30
Acquisition costs business combinations	(77)	(82)

Total	(197)	6,240

Restructuring

Exceptional restructuring charges (including impairment losses) amounted to a net cost of USD 277 million for the year ended 31 December 2014 as compared to a net cost of USD 118 million for the year ended 31 December 2013. These charges relate mainly to the integration of Grupo Modelo, organizational alignments in Asia Pacific and Europe and the closure of the Angarsk and Perm breweries in Russia. These changes aim to eliminate overlap or duplicated processes, taking into account the right match of employee profiles with the new organizational requirements. These one-time expenses, as a result of the series of decisions, provide us with a lower cost base in addition to a stronger focus on our core activities, quicker decision making and improvements to efficiency, service and quality.

Business and asset disposal

Business and asset disposals (including impairment losses) amounted to a net benefit of USD 157 million for the year ended 31 December 2014 mainly attributable to additional proceeds from the sale of the Central European operations to CVC Capital Partners and the disposal of Comercio y Distribución Modelo and the glass plant located in Piedras Negras, Coahuila, Mexico. See note 6 to our audited consolidated financial statements as of 31 December 2014 and 2013, and for the three years ended 31 December 2014 included in this Form 20-F.

Acquisitions costs business combinations

Acquisition costs of USD (77) million for the year ended 31 December 2014 primarily relate to cost incurred for the acquisition of Oriental Brewery that closed on 1 April 2014. See note 6 to our audited consolidated financial statements as of 31 December 2014 and 2013, and for the three years ended 31 December 2014 included in this Form 20-F.

Profit from Operations

The following table reflects changes in profit from operations across our business segments for the year ended 31 December 2014 as compared to the year ended 31 December 2013:

	Year ended 31 December 2014	Year ended 31 December 2013(2)	Change
	(USD million)		(%)(1)
North America	6,063	5,927	2.3
Mexico	1,685	1,000	68.5
Latin America North	4,957	5,145	(3.7)
Latin America South	1,163	1,306	(10.9)
Europe	774	782	(1.0)
Asia Pacific	432	101	327.7
Global Export & Holding Companies	37	6,181	—

Total	15,111	20,443	(26.1)

Notes:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2013 as reported, adjusted to reflect changes in the segment reporting. See “Item 5. Operating and Financial Review—B. Significant Accounting Policies.”

Our profit from operations amounted to USD 15,111 million for the year ended 31 December 2014. This represented a decrease of USD 5,332 million, or 26.1%, as compared to our profit from operations for the year ended 31 December 2013. The results for the year ended 31 December 2014 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2013 and 2014, currency translation effects and the effects of certain exceptional items as described above.

•

The 2013 and 2014 acquisitions and disposals positively impacted our consolidated profit from operations by USD 412 million for the year ended 31 December 2014 compared to the year ended 31 December 2013.

•

Our combination with Grupo Modelo closed on 4 June 2013 and was included in our consolidated financial volumes as from that date. In the first five months of 2014, Grupo Modelo contributed an increase of USD 771 million to our consolidated profit from operations.

•	Our consolidated profit from operations for the year ended 31 December 2014 also reflects a negative currency translation impact of USD 858 million.

•

Our profit from operations for year ended 31 December 2014 was negatively impacted by USD 197 million of certain exceptional items, as compared to a positive impact of USD 6,240 million for the year ended 31 December 2013. See “—Exceptional Items” above for a description of the exceptional items during the years ended 31 December 2014 and 2013.

EBITDA, as defined

The following table reflects changes in our EBITDA, as defined, for the year ended 31 December 2014 as compared to the year ended 31 December 2013:

	Year ended 31 December 2014	Year ended 31 December 2013	Change
	(USD million)		(%)(1)
Profit	11,302	16,518	(31.6)
Net finance cost	1,319	2,203	40.1
Income tax expense	2,499	2,016	(24.0)
Share of result of associates	(9)	(294)	—

Profit from operations	15,111	20,443	(26.1)
Depreciation, amortization and impairment	3,353	2,985	(12.3)

EBITDA, as defined	18,464	23,428	(21.2)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

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

Our EBITDA, as defined, amounted to USD 18,464 million for the year ended 31 December 2014. This represented a decrease of USD 4,964 million, or 21.2%, as compared to our EBITDA, as defined, for the year ended 31 December 2013. The results for the year ended 31 December 2014 reflect the performance of our business after the completion of the acquisitions and disposals we undertook in 2013 and 2014 discussed above and currency translation effects. Furthermore, our EBITDA, as defined, was negatively impacted by USD 78 million (before impairment losses) of certain exceptional items in the year ended 31 December 2014, as compared to a positive impact of USD 6,240 million during the year ended 31 December 2013. See “—Exceptional Items” above for a description of the exceptional items during the year ended 31 December 2014 and 2013.

Net Finance Cost

Our net finance cost items were as follows for the years ended 31 December 2014 and 2013:

	Year ended 31 December 2014	Year ended 31 December 2013	Change
	(USD million)		(%)(1)
Net interest expense	(1,634)	(1,719)	4.9
Net interest on net defined benefit liabilities	(124)	(156)	20.5
Accretion expense	(364)	(360)	(1.1)
Other financial results	294	(251)	217.1

Net finance cost before exceptional items	(1,828)	(2,486)	26.5

Mark-to-market adjustment on derivatives	509	384	32.6
Other financial results	—	(101)	—

Exceptional finance income/(cost)	509	283	79.9

Net finance costs	(1,319)	(2,203)	40.1

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our net finance cost for the year ended 31 December 2014 was USD 1,319 million, as compared to USD 2,203 million for the year ended 31 December 2013, representing a decrease of USD 884 million. The decrease is mainly driven by lower interest expenses, currency gains reported in other financial results, and a mark-to-market gain of USD 711 million linked to the hedging of our share based payment programs, compared to a gain of USD 456 million during the year ended 31 December 2013. The number of shares included in the hedging of our share-based payment programs, and the share prices at the beginning and end of the twelve-month period ended 31 December 2014 and 2013, are shown in the table below:

	Year ended 31 December 2014	Year ended 31 December 2013
Share price at the start of the period (in euro)	77.26	65.74
Share price at the end of the period (in euro)	93.86	77.26
Number of equity derivative instruments (in millions)	33.7	28.3

Exceptional net finance income was USD 509 million resulting from gains related to mark-to-market adjustments on derivative instruments entered into to hedge the deferred share instrument issued in a transaction related to the combination with Grupo Modelo, compared to a gain of USD 283 million during the year ended 31 December 2013 (of which, USD 101 million cost related to commitment and utilization fees incurred for the 2012 Facility agreement entered into to fund the Grupo Modelo combination and USD 384 million gain related to gains on derivatives entered to hedge the deferred share instrument mentioned above). By 31 December 2014, 100% of the deferred share instrument had been hedged at an average price of approximately EUR 68 per share. The number of shares included in the hedging of the deferred share instrument, and the share prices at the beginning and end of the quarter, are shown in the table below:

	Year ended 31 December 2014	Year ended 31 December 2013
Share price at the start of the period (in euro)	77.26	65.74
Share price of additional hedges in the period (in euro)	—	69.47
Share price at the end of the period (in euro)	93.86	77.26
Number of equity derivative instruments at the start of the period (in millions)	23.1	9.5
Number of equity derivative instruments at the end of the period (in millions)	23.1	23.1

Share of result of associates

Our share of result of associates for the year ended 31 December 2014 was USD 9 million as compared to USD 294 million for the year ended 31 December 2013. In 2013, the share of results of associates reflected our equity investment in Grupo Modelo. The results of Grupo Modelo have been fully consolidated since the combination with Grupo Modelo on 4 June 2013.

Income Tax Expense

Our total income tax expense for the year ended 31 December 2014 amounted to USD 2,499 million, with an effective tax rate of 18.1%, as compared to an income tax expense of USD 2,016 million and an effective tax rate of 11.1% for the year ended 31 December 2013. The increase in the effective tax rate mainly resulted from the 2013 non-taxable, exceptional gain related to the fair value adjustment on the initial investment held in Grupo Modelo, and changes in country profit mix, including the impact resulting from the combination with Grupo Modelo.

In 2014 and 2013 we recognized the benefit at the Ambev level from the impact of interest on equity payments and tax deductible goodwill resulting from the merger between InBev Holding Brasil S.A. and Ambev in July 2005 and the acquisition of Quinsa in August 2006. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ambev Special Goodwill Reserve.” The impact of the tax deductible goodwill resulting from the merger between InBev Holding Brasil S.A. and Ambev in July 2005 expired in 2013, and the impact of the tax deductible goodwill resulting from the acquisition of Quinsa in August 2006 and other mergers was to reduce income tax expense for the year ended 31 December 2014 by USD 80.7 million. In December 2011, Ambev received a tax assessment related to the goodwill amortization resulting from the merger between InBev Holding Brasil S.A. and Ambev. In the event Ambev is required to pay these amounts, we shall reimburse Ambev the amount proportional to the benefit received by us pursuant to the merger protocol, as well as the respective costs. In October 2013, Ambev received a tax assessment related to the goodwill amortization resulting from the merger of Quinsa into Ambev. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings—Ambev and its Subsidiaries—Special Goodwill Reserve” for further information.

We benefit from tax exempted income and tax credits which are expected to continue in the future, except for the one-time benefit realized in 2013 relating to Grupo Modelo, and the tax deductible goodwill in Brazil which will expire in 2017. We do not benefit from significantly low tax rates in any particular jurisdiction.

Profit Attributable to Non-Controlling Interests

The profit attributable to non-controlling interests was USD 2,086 million for the year ended 31 December 2014, a decrease of USD 38 million from USD 2,124 million for the year ended 31 December 2013, with improved operating performance in Ambev being offset by currency translation effects.

Profit Attributable to Our Equity Holders

Profit attributable to our equity holders for the year ended 31 December 2014 was USD 9,216 million (compared to USD 14,394 million for the year ended 31 December 2013) with basic earnings per share of USD 5.64, based on 1,634 million shares outstanding, representing the weighted average number of shares outstanding during the year ended 31 December 2014. For the definition of weighted average number of shares outstanding, see footnote 2 of the table in “Item 3. Key Information—A. Selected Financial Data.” The decrease in profit attributable to our equity holders during the year ended 31 December 2014 was mainly driven by the exceptional impact in 2013 of revaluing the initial investment held in Grupo Modelo (see “Exceptional Items” above), partially offset by higher profit from operations, including the results from Modelo for the year ended 31 December 2014 and the results of Oriental Brewery as from 1 April 2014 and lower net finance costs. Profit attributable to our equity holders for the year ended 31 December 2014 also includes the benefit of a one-time gain of USD 223 million following an actuarial reassessment of future liabilities under our post-retirement healthcare benefit plans.

Excluding the after-tax exceptional items discussed above, profit attributable to our equity holders for the year ended 31 December 2014 would have been USD 8,865 million and basic earnings per share would have been USD 5.43.

Year Ended 31 December 2013 Compared to the Year Ended 31 December 2012

Volumes

Our reported volumes include both beer and non-beer (primarily carbonated soft drinks) volumes. In addition, volumes include not only brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network, particularly in Europe. Volumes sold by the Global Export & Holding Companies businesses are shown separately. The Grupo Modelo volumes are reported in our volumes as from 4 June 2013.

The table below summarizes the volume evolution by business segment.

	Year ended 31 December 2013(2)	Year ended 31 December 2012(2)	Change
	(thousand hectoliters)		(%)(1)
North America	122,116	125,139	(2.4)
Mexico	22,366	—	—
Latin America North	120,427	123,625	(2.6)
Latin America South	36,918	38,097	(3.1)
Europe	46,271	51,073	(9.4)
Asia Pacific	65,787	57,667	14.1
Global Export & Holding Companies	12,054	7,030	71.5

Total	425,939	402,631	5.8

Notes:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2012 and 2013 as reported, adjusted to reflect changes in the segment reporting. See “Item 5. Operating and Financial Review—B. Significant Accounting Policies.”

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

•

The 2013 combination with Grupo Modelo, which was included as from 4 June 2013 within our consolidated financial reporting for the year ended 31 December 2013, increased our volumes by 28.2 million hectoliters. The acquisition primarily affects the Mexico zone and, to a lesser degree, our Europe and Global Export & Holding Companies volumes.

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

Excluding volume changes attributable to the acquisitions described above, our total volumes decreased 2.0% in the year ended 31 December 2013 compared to 2012. On the same basis, our own beer volumes and non-beer volumes decreased 2.0% and 2.2%, respectively. Our focus brands volumes declined by 0.9%, driven by challenging macroeconomic conditions in a number of our markets. Our global brands grew by 4.7% in 2013, led by growth in Budweiser and Corona.

North America

In the year ended 31 December 2013, our volumes in North America decreased by 3.0 million hectoliters or 2.4% compared to the year ended 31 December 2012. We estimate that industry beer sales-to-retailers adjusted for the number of selling days declined by 1.8% during the year ended 31 December 2013 compared to 2012. On the same basis, our shipment volumes in the United States declined 2.7% and domestic United States beer sales-to-retailers adjusted for the number of selling days declined by 2.9%. The decline is mainly due to pressure on consumer disposable income. We estimate that our U.S. market share declined during the year ended 31 December 2013 compared to 31 December 2012, mainly due to the mix shift to the high end, where we under index versus the industry. We estimate that Budweiser and Bud Light families lost market share, despite strong performances from line extensions. We estimate that the Rita’s family, Budweiser Black Crown, Michelob Ultra, Shock Top, Stella Artois and our other high-end brands gained market share in 2013.

In Canada, our beer volumes declined by 2.3% during the year ended 31 December 2013 compared to 2012, due to industry decline as a result of higher taxes and pressure on consumer disposable income. We estimate that our market share was down, despite a strong performance by Bud Light which grew both volume and share.

Mexico

Our volumes in Mexico were 22.4 million hectoliters in the year ended 31 December 2013 following the inclusion of Grupo Modelo volumes in our results as from 4 June 2013.

Latin America North

In the year ended 31 December 2013, our volumes in Latin America North decreased by 2.9 million hectoliters, or 2.4%, compared to 2012. Excluding the acquisitions described above, our total volumes would have decreased by 3.3% over the same period, with our beer volumes and soft drinks decreasing 3.9% and 1.7%, respectively.

In Brazil, beer volumes declined by 4.3%. The beer industry in Brazil faced a challenging 2013, driven mainly by poor weather and high food inflation putting pressure on consumer disposable income. We estimate that Brazil beer industry volumes declined by 3.5% during the year ended 31 December 2013 compared to 2012. We estimate that our market share declined in 2013, ending the year with an average estimated market share of 67.9%, while premium brands continued to grow ahead of the rest of our portfolio.

Latin America South

Latin America South volumes for the year ended 31 December 2013 decreased by 1.2 million hectoliters, or 3.1%, with beer and non-beer volumes declining 2.8% and 3.5%, respectively, compared to 2012. On the same basis, our beer volumes in Argentina decreased by 1.9%, as a result of a difficult economic environment in 2013 with high inflationary pressure. However, we estimate that strong performances of Stella Artois and Brahma led to continued market share growth during the year ended 31 December 2013 as compared to 31 December 2012.

Europe

Our volumes, including subcontracted volumes, for the year ended 31 December 2013 decreased by 4.8 million hectoliters, or 9.4%, compared to 2012.

Excluding the acquisitions described above, our beer volumes would have declined 9.6% over the same period. Own beer volumes in Belgium declined 3.0% in the year ended 31 December 2013 compared to 2012, mainly driven by a weak weather-related industry performance in the first half of the year. On the same basis, in Germany, own beer volumes decreased 7.1%, as a result of a weak industry and market share decline due to a challenging pricing environment. In the United Kingdom, own product volumes including cider declined 3.0% in the year ended 31 December 2013. In Russia, our beer volumes fell 13.6%, driven by industry weakness following significant regulatory changes, and market share loss in the value segment in line with our premiumization strategy. In Ukraine, our beer volumes declined 18.9% for the year ended 31 December 2013 compared to 2012, impacted by a volume decline of 41.3% during the fourth quarter of 2013, with the instability in the country significantly impacting beer consumption.

Asia Pacific

For the year ended 31 December 2013, our volumes grew 8.1 million hectoliters, or 14.1%, compared to 2012. Excluding the acquisitions described above, our total volumes would have increased by 9.0% in the year ended 31 December 2013 compared to 2012. On the same basis, our beer volumes in China grew by 8.9%, driven by estimated industry growth and market share gains, as a result of strong organic volume growth by our focus brands strategy, and geographic expansion.

Global Export & Holding Companies

For the year ended 31 December 2013, Global Export & Holding Companies volumes increased by 5.0 million hectoliters, or 71.5%, compared to 2012. Excluding the transfer of activities from North America and the acquisitions described above, volumes for the year ended 31 December 2013 would have decreased by 4.1%.

Revenue

Revenue refers to turnover less excise taxes and discounts. See “—A. Key Factors Affecting Results of Operations—Excise Taxes.”

The following table reflects changes in revenue across our business segments for the year ended 31 December 2013 as compared to our revenue for the year ended 31 December 2012.

	Year ended 31 December 2013(2)	Year ended 31 December 2012(2)	Change
	(USD million)		(%) (1)
North America	16,023	16,028	—
Mexico	2,769	—	—
Latin America North	11,009	11,395	(3.4)
Latin America South	3,269	3,209	1.9
Europe	4,932	5,166	(4.5)
Asia Pacific	3,354	2,690	24.7
Global Export & Holding Companies	1,839	1,270	44.8

Total	43,195	39,758	8.6

Notes:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2012 and 2013 as reported, adjusted to reflect changes in the segment reporting. See “Item 5. Operating and Financial Review—B. Significant Accounting Policies.”

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

•

The 2012 acquisition in the Dominican Republic of Cervecería Nacional Dominicana and the 2013 acquisition of four breweries in China (further referred to as “2012 and 2013 acquisitions”) positively impacted our consolidated revenue by USD 241 million for the year ended 31 December 2013 compared to the year ended 31 December 2012.

•

The 2013 combination with Grupo Modelo, which was included within our consolidated financial reporting as from 4 June 2013, positively impacted our consolidated revenue by USD 3,401 million for the year ended 31 December 2013 compared to the year ended 31 December 2012.

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

Cost of Sales

The following table reflects changes in cost of sales across our zones for the year ended 31 December 2013 as compared to the year ended 31 December 2012:

	Year ended 31 December 2013(2)	Year ended 31 December 2012(2)	Change
	(USD million)		(%)(1)
North America	(6,519)	(6,615)	1.5
Mexico	(869)	—	—
Latin America North	(3,576)	(3,598)	0.6
Latin America South	(1,185)	(1,244)	4.7
Europe	(2,238)	(2,385)	6.2
Asia Pacific	(1,885)	(1,565)	(20.4)
Global Export & Holding Companies	(1,323)	(1,015)	(30.3)

Total	(17,594)	(16,422)	(7.1)

Notes:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2012 and 2013 as reported, adjusted to reflect changes in the segment reporting and to the revised IAS 19 Employee Benefits.

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

Excluding the effects of the business acquisitions described above, currency translation effects, our cost of sales would have increased by 1.5%. Our consolidated cost of sales for the year ended 31 December 2013 was partly impacted by the developments in volumes discussed above. Our cost of sales on a per hectoliter basis for the year ended 31 December 2013 increased, due to unfavorable foreign exchange transactional impact, unfavorable package mix and higher depreciation, partly offset by lower commodity costs in Brazil and high cost inflation in Latin America South, while cost pressures in North America eased as a result of an improved production footprint for our innovations.

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

Our operating expenses for the year ended 31 December 2013 were USD 11,398 million, representing an increase of USD 841 million, or 7.4% compared to our operating expenses for 2012.

Distribution Expenses

The following table reflects changes in distribution expenses across our business segments for the year ended 31 December 2013 as compared to the year ended 31 December 2012:

	Year ended 31 December 2013(2)	Year ended 31 December 2012(2)	Change
	(USD million)		(%)(1)
North America	(1,235)	(1,319)	6.4
Mexico	(232)	—	—
Latin America North	(1,351)	(1,290)	(4.7)
Latin America South	(309)	(296)	(4.4)
Europe	(497)	(536)	7.3
Asia Pacific	(302)	(235)	(28.5)
Global Export & Holding Companies	(135)	(111)	(21.6)

Total	(4,061)	(3,787)	(7.2)

Notes:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2012 and 2013 as reported, adjusted to reflect changes in the segment reporting and to the revised IAS 19 Employee Benefits.

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

The following table reflects changes in sales and marketing expenses across our business segments for the year ended 31 December 2013 as compared to the year ended 31 December 2012:

	Year ended 31 December 2013(2)	Year ended 31 December 2012(2)	Change
	(USD million)		(%)(1)
North America	(1,908)	(1,794)	(6.4)
Mexico	(484)	—	—
Latin America North	(1,147)	(1,206)	4.9
Latin America South	(346)	(336)	(3.0)
Europe	(1,049)	(1,048)	(0.1)
Asia Pacific	(833)	(670)	(24.3)
Global Export & Holding Companies	(191)	(200)	4.5

Total	(5,958)	(5,254)	(13.4)

Notes:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2012 and 2013 as reported, adjusted to reflect changes in the segment reporting and to the revised IAS 19 Employee Benefits.

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

Administrative Expenses

The following table reflects changes in administrative expenses across our business segments for the year ended 31 December 2013 as compared to the year ended 31 December 2012:

	Year ended 31 December 2013(2)	Year ended 31 December 2012(2)	Change
	(USD million)		(%)(1)
North America	(497)	(452)	(10.0)
Mexico	(234)	—	—
Latin America North	(592)	(614)	3.6
Latin America South	(112)	(108)	(3.7)
Europe	(359)	(368)	2.4
Asia Pacific	(317)	(274)	(15.7)
Global Export & Holding Companies	(429)	(382)	(12.3)

Total	(2,539)	(2,200)	(15.4)

Notes:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2012 and 2013 as reported, adjusted to reflect changes in the segment reporting and to the revised IAS 19 Employee Benefits.

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

Other Operating Income/(Expense)

The following table reflects changes in other operating income and expenses across our business segments for the year ended 31 December 2013 as compared to the year ended 31 December 2012:

	Year ended 31 December 2013(2)	Year ended 31 December 2012(2)	Change
	(USD million)		(%)(1)
North America	67	64	4.7
Mexico	104	—	—
Latin America North	807	426	89.4
Latin America South	(5)	4	—
Europe	30	29	3.4
Asia Pacific	109	121	(9.9)
Global Export & Holding Companies	48	40	20.0

Total	1,160	684	69.6

Notes:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2012 and 2013 as reported, adjusted to reflect changes in the segment reporting and to the revised IAS 19 Employee Benefits.

The net positive effect of our other operating income and expenses for the year ended 31 December 2013 was USD 1,160 million. This represented an increase of USD 476 million, or 69.6%, compared to the year ended 31 December 2012. The results for the year ended 31 December 2013 reflect a negative translation impact of USD 82 million.

Excluding the effects of the business acquisitions and the currency translation effects described above, the net positive effect of our other operating income and expenses would have increased by 78.0% for the year ended 31 December 2013 as compared to 2012 mainly due to higher government incentives linked to our investments in Brazil, and a one-time gain of USD 143 million related to the recovery of restricted funds in Brazil.

Exceptional Items

Exceptional items are items which, in our management’s judgment, need to be disclosed separately by virtue of their size and incidence in order to obtain a proper understanding of our financial information. We consider these items to be significant in nature, and accordingly, our management has excluded these items from their segment measure of performance.

For the year ended 31 December 2013, exceptional items consisted of restructuring charges, fair value adjustments, business and asset disposal and acquisition costs of business combinations. Exceptional items were as follows for the years ended 31 December 2013 and 2012:

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

Business and Asset Disposal

Business and asset disposals (including impairment losses) amounted to a net benefit of USD 30 million for the year ended 31 December 2013 compared to a net benefit of USD 58 million for 2012. The 2013 net benefit results mainly from additional proceeds from the 2009 sale of the Central European operations to CVC Capital Partners.

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

Profit from Operations

The following table reflects changes in profit from operations across our business segments for the year ended 31 December 2013 as compared to the year ended 31 December 2012:

	Year ended 31 December 2013(2)	Year ended 31 December 2012(2)	Change
	(USD million)		(%)(1)
North America	5,927	5,957	(0.5)
Mexico	1,000	—	—
Latin America North	5,145	5,087	1.1
Latin America South	1,306	1,228	6.4
Europe	782	850	(8.0)
Asia Pacific	101	69	46.4
Global Export & Holding Companies	6,181	(445)	1,489.0

Total	20,443	12,747	60.4

Notes:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2012 and 2013 as reported, adjusted to reflect changes in the segment reporting and to the revised IAS 19 Employee Benefits.

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

EBITDA, as defined

The following table reflects changes in our EBITDA, as defined, for the year ended 31 December 2013 as compared to the year ended 31 December 2012:

	Year ended 31 December 2013(2)	Year ended 31 December 2012(2)	Change
	(USD million)		(%)(1)
Profit	16,518	9,325	77.1
Net finance cost	2,203	2,366	6.9
Income tax expense	2,016	1,680	(20.0)
Share of result of associates	(294)	(624)	(52.9)

Profit from operations	20,443	12,747	60.4
Depreciation, amortization and impairment	2,985	2,747	(8.7)

EBITDA, as defined	23,428	15,493	51.2

Notes:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2012 as reported, adjusted to reflect the changes to the revised IAS 19 Employee Benefits.

See “—Year Ended 31 December 2014 Compared to the Year ended 31 December 2013—EBITDA, as defined” above for more information about our definition of EBITDA, as defined.

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

Net Finance Cost

Our net finance cost items were as follows for the years ended 31 December 2013 and 2012:

	Year ended 31 December 2013(2)	Year ended 31 December 2012(2)	Change
	(USD million)		(%)(1)
Net interest expense	(1,719)	(1,802)	4.6
Net interest on net defined benefit liabilities	(156)	(160)	2.5
Accretion expense	(360)	(270)	(33.3)
Other financial results	(251)	(116)	(116.4)

Net finance cost before exceptional items	(2,486)	(2,348)	(5.9)

Mark-to-market adjustment on derivatives	384	—	—
Other financial results	(101)	(18)	—

Exceptional finance income/(cost)	283	(18)	—

Net finance costs	(2,203)	(2,366)	6.9

Notes:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2012 as reported, adjusted to reflect the changes to the revised IAS 19 Employee Benefits.

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

Exceptional net finance income was USD 283 million resulting from USD 101 million cost related to utilization fees and accelerated accretion expenses related to the 2012 Facilities Agreement and USD 384 million gain related to mark-to-market adjustments on derivative instruments entered into to hedge the deferred share instrument issued in a transaction related to the combination with Grupo Modelo. By 31 December 2013, 100% of the deferred share instrument had been hedged at an average price of approximately EUR 68 per share.

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

Income Tax Expense

Our total income tax expense for the year ended 31 December 2013 amounted to USD 2,016 million, with an effective tax rate of 11.1%, as compared to an income tax expense of USD 1,680 million(1) and an effective tax rate of 16.2%(1) for the year ended 31 December 2012. The decrease in the effective tax rate mainly results from the non-taxable nature of the non-recurring gain related to the fair value adjustment on the initial investment held in Grupo Modelo, gains from derivatives related to our share-based payment programs, a shift in profit mix to countries with lower marginal tax rates, including the combination with Grupo Modelo, as well as incremental tax benefits.

In 2013 and 2012 we recognized the benefit at the Ambev level from the impact of interest on equity payments and tax deductible goodwill resulting from the merger between InBev Holding Brasil S.A. and Ambev in July 2005 and the acquisition of Quinsa in August 2006. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ambev Special Goodwill Reserve.” The impact of the tax deductible goodwill resulting from the merger between InBev Holding Brasil S.A. and Ambev in July 2005 was to reduce income tax expense for the year ended 31 December 2013 by USD 135 million, and the impact of the tax deductible goodwill resulting from the acquisition of Quinsa in August 2006 was to reduce income tax expense for the year ended 2013 by USD 50 million. In December 2011, Ambev received a tax assessment related to the goodwill amortization resulting from the merger between InBev Holding Brasil S.A. and Ambev. In the event Ambev is required to pay these amounts, we shall reimburse Ambev the amount proportional to the benefit received by us pursuant to the merger protocol, as well as the respective costs. In October 2013, Ambev received a tax assessment related to the goodwill amortization resulting from the merger of Quinsa into Ambev. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings—Ambev and its Subsidiaries—Special Goodwill Reserve” for further information.

Profit Attributable to Non-Controlling Interests

The profit attributable to non-controlling interests was USD 2,124 million for the year ended 31 December 2013, a decrease of USD 41 million from USD 2,165 million(1) for the year ended 31 December 2012 (adjusted to reflect changes in the segment reporting and/or to the revised IAS 19 Employee Benefits), as an improved operating performance in Ambev was offset by currency translation effects.

Profit Attributable to Our Equity Holders

Profit attributable to our equity holders for the year ended 31 December 2013 was USD 14,394 million (compared to USD 7,160 million(1) for the year ended 31 December 2012, adjusted to reflect changes in the segment reporting and/or to the revised IAS 19 Employee Benefits) with basic earnings per share of USD 8.90, based on 1,617 million shares outstanding, representing the weighted average number of shares outstanding during the year ended 31 December 2013. For the definition of weighted average number of shares outstanding, see footnote 2 of the table in “Item 3. Key Information—A. Selected Financial Data.” The increase in profit attributable to our equity holders during the year ended 31 December 2013 is mainly driven by the exceptional gain related to the fair value adjustment on the initial investment held in Grupo Modelo.

Excluding the after-tax exceptional items discussed above, profit attributable to our equity holders for the year ended 31 December 2013 would have been USD 7,936 million and basic earnings per share would have been USD 4.91.

(1)	2012 as reported, adjusted to reflect changes in the segment reporting and/or to the revised IAS 19 Employee Benefits.

F. IMPACT OF CHANGES IN FOREIGN EXCHANGE RATES

Foreign exchange rates have a significant impact on our consolidated financial statements. The following table sets forth the percentage of our revenue realized by currency for the years ended 31 December 2014, 2013 and 2012:

	Year ended 31 December,
	2014	2013	2012
U.S. dollar	32.4%	35.3%	38.3%
Brazilian real	22.1%	23.8%	27.1%
Mexican peso	11.9%	7.9%	—
Chinese yuan	8.2%	7.7%	6.7%
Euro	6.6%	6.4%	7.0%
Canadian dollar	4.2%	4.6%	5.2%
Argentine peso	3.6%	4.6%	4.9%
South Korean won	2.4%	—	—
Russian ruble	1.7%	2.4%	3.0%
Other	6.9%	7.3%	7.8%

As a result of the fluctuation of foreign exchange rates for the years ended 31 December 2014, 2013 and 2012:

•

We recorded a negative translation impact of USD 2,371 million on our revenue for the year ended 31 December 2014 (as compared to a negative impact of USD 1,466 million on our revenue in 2013 and a negative impact of USD 2,421 million in 2012) and a negative translation impact of USD 858 million on our profit from operations for the year ended 31 December 2014 (as compared to a negative impact of USD 491 million on our profit from operations in 2013 and a negative impact of USD 1,070 million in 2012).

•

Our reported profit (after tax) was negatively affected by a USD 534 million translation impact for the year ended 31 December 2014 (as compared to a negative translation impact of USD 389 million in 2013 and a negative impact of USD 950 million in 2012), while the negative translation impact on our earnings per share base for the year ended 31 December 2014 (profit attributable to our equity holders) was USD 316 million or USD 0.19 per share (as compared to a negative impact of USD 167 million or USD 0.10 per share in 2013 and a negative impact of USD 648 million or USD 0.40 per share in 2012).

•

Our net debt decreased by USD 447 million in the year ended 31 December 2014 as a result of translation impacts (as compared to an increase of USD 606 million in 2013 and an increase of USD 494 million in 2012).

•

Equity attributable to our equity holders decreased by USD 4,374 million in the year ended 31 December 2014 as a result of translation impacts (as compared to a decrease of USD 3,109 million in 2013 and a decrease of USD 271  million in 2012).

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

Equity attributable to our equity holders and non-controlling interests amounted to USD 54.2 billion as of 31 December 2014 (USD 55.3 billion as of 31 December 2013 and USD 45.4 billion as of 31 December 2012) and our net debt amounted to USD 42.1 billion as of 31 December 2014 (USD 38.8 billion as of 31 December 2013 and USD 30.1 billion as of 31 December 2012). Our overriding objectives when managing capital resources are to safeguard the business as a going concern and to optimize our capital structure so as to maximize shareholder value while keeping the desired financial flexibility to execute strategic projects.

To finance the Anheuser-Busch acquisition, in 2008 we entered into a USD 45 billion senior facilities agreement of which USD 44 billion was ultimately drawn. We refinanced and repaid our obligations under this senior facilities agreement during 2009 and 2010, and in 2010 entered into a new senior facilities agreement (the “2010 Senior Facilities Agreement”). The 2010 Senior Facilities Agreement comprised a USD 5.0 billion term loan maturing in 2013, which was fully prepaid and terminated in April 2013, and a USD 8.0 billion multi-currency revolving credit facility maturing in 2015. In 2013, we amended the terms of the USD 8.0 billion multi-currency revolving credit facility extending the provision of USD 7.2 billion to a revised maturity of July 2018. As of 31 December 2014, there were no amounts drawn under the amended USD 8.0 billion multi-currency revolving credit facility. The terms of the 2010 Senior Facilities Agreement, its amendments, as well as its intended use, are described under “Item 10. Additional Information—C. Material Contracts.”

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

Our cash, cash equivalents and short-term investments in debt securities less bank overdrafts as of 31 December 2014 amounted to USD 8,617 million.

As of 31 December 2014, we had total liquidity of USD 16,617 million, which consisted of USD 8.0 billion of commitments under the 2010 senior facilities, and USD 8,617 million of cash, cash equivalents and short-term investments in debt securities less bank overdrafts. Although we may borrow such amounts to meet our liquidity needs, we principally rely on cash flows from operating activities to fund our continuing operations.

Cash Flow

The following table sets forth our consolidated cash flows for the years ended 31 December 2014, 2013 and 2012:

	Year ended 31 December (audited)
	2014	2013	2012(2)
	(USD million)
Cash flow from operating activities	14,144	13,864	13,268
Cash flow from (used in) investing activities	(11,152)	(10,281)	(11,341)
Cash flow from (used in) financing activities	(3,855)	341	162

Net increase/(decrease) in cash and cash equivalents	(863)	3,924	2,089

Cash flow from operating activities

Our cash flows from operating activities for the years ended 31 December 2014, 2013 and 2012 were as follows:

	Year ended 31 December (audited)
	2014	2013	2012(2)
	(USD million)
Profit (including non-controlling interests)	11,302	16,518	9,325
Revaluation of initial investment Grupo Modelo	—	(6,415)	—
Interest, taxes and non-cash items included in profit	7,029	7,135	6,403

Cash flow from operating activities before changes in working capital and provisions	18,331	17,238	15,728
Change in working capital(1)	815	866	1,099
Pension contributions and use of provisions	(458)	(653)	(621)
Interest and taxes (paid)/received	(4,574)	(4,193)	(3,658)
Dividends received	30	606	720

Cash flow from operating activities	14,144	13,864	13,268

Notes:

(1)	For purposes of the table above, working capital includes inventories, trade and other receivables and trade and other payables, both current and non-current.
(2)	2012 as reported, adjusted to reflect the changes to the revised IAS 19 Employee Benefits.

Non-cash items included in profit include: depreciation, amortization and impairments, including impairment losses on receivables and inventories; additions and reversals in provisions and employee benefits; losses and gains on sales of property, plant and equipment, intangible assets, subsidiaries and assets held for sale; equity share-based payment expenses; share of result of associates; net finance cost; income tax expense and other non-cash items included in profit. Please refer to our consolidated cash flow statement in our audited consolidated financial statements as of 31 December 2014 and 2013, and for the three years ended 31 December 2014 for a more comprehensive overview of our cash flow from operating activities.

Our primary source of cash flow for our ongoing activities and operations is our cash flow from operating activities. For extraordinary transactions (such as the 2008 Anheuser-Busch acquisition and the 2013 Grupo Modelo combination), we may, from time to time, also rely on cash flows from other sources. See “—Cash Flow from Investing Activities” and “—Cash Flow from Financing Activities,” below.

Net cash from operating activities in 2014 increased by USD 280 million, or 2.0%, from USD 13,864 million in 2013 to USD 14,144 million in 2014, mainly explained by the higher profit following the combination with Grupo Modelo, as well as strong working capital management. These increases were partly offset by an increase in interests and taxes paid, and a reduction in dividends received due to the consolidation of the results of Grupo Modelo following the combination in June 2013.

We devote substantial efforts to the efficient use of our working capital, especially those elements of working capital that are perceived as ‘core’ (including trade receivables, inventories and trade payables). The initiatives to improve our working capital include the implementation of best practices on collection of receivables and inventory management, such as optimizing our inventory levels per stock taking unit, improving the batch sizes in our production process and optimizing the duration of overhauls. Similarly, we aim to efficiently manage our payables by reviewing our standard terms and conditions on payments and resolving, where appropriate, the terms of payment within 120 days upon receipt of invoice. Changes in working capital contributed USD 815 million to operational cash flow in 2014. This contribution includes USD 136 million cash inflow from derivatives. By the end of 2014, we had satisfied ahead of schedule our target of delivering USD 500 million of working capital improvements within two years of the completion of the combination with Grupo Modelo.

Net cash from operating activities in 2013 increased by USD 596 million, or 4.5%, from USD 13,268 million in 2012 to USD 13,864 million in 2013. The increase mainly results from higher profits generated in 2013 and the combination with Grupo Modelo.

Cash Flow from Investing Activities

Our cash flows from investing activities for the years ended 31 December 2014, 2013 and 2012 were as follows:

	Year ended 31 December (audited)
	2014	2013	2012
	(USD million)
Net capital expenditure(1)	(4,122)	(3,612)	(3,089)
Acquisition and sale of subsidiaries and associates, net of cash acquired/disposed of	(6,700)	(17,397)	(1,412)
Proceeds from the sale of / (investment in) short-term debt securities	(187)	6,707	(6,702)
Net of tax proceeds from the sale of assets held for sale(2)	(65)	4,002	(3)
Other	(78)	19	(135)

Cash flow from (used in) investing activities	(11,152)	(10,281)	(11,341)

Notes:

(1)	Net capital expenditure consists of acquisitions of plant, property and equipment and of intangible assets, minus proceeds from sale.
(2)	Reclassified to conform to the 2013 presentation.

Net cash used in investing activities was USD 11,152 million in 2014 as compared to USD 10,281 million in 2013. The evolution of the cash used in investing activities in 2014 mainly reflects the Oriental Brewery acquisition. See note 6 to our audited consolidated financial statements as of 31 December 2014 and 2013, and for the three years ended 31 December 2014 included in this Form 20-F.

Our net capital expenditures amounted to USD 4,122 million in 2014 and USD 3,612 million in 2013. Out of the total capital expenditures of 2014, approximately 50% was used to improve our production facilities while 40% was used for logistics and commercial investments. Approximately 10% was used for improving administrative capabilities and purchase of hardware and software.

Net cash used in investing activities was USD 10,281 million in 2013 as compared to USD 11,341 million in 2012. The evolution of the cash used in investment activities in 2013 is mainly explained by the combination with Grupo Modelo and the proceeds from the sale of Piedras Negras brewery to Constellation Brands and the perpetual rights to the Grupo Modelo brands distributed in the U.S. by Crown Imports.

Cash Flow from Financing Activities

Our cash flows from financing activities for the years ended 31 December 2014, 2013 and 2012 were as follows:

	Year ended 31 December (audited)
	2014	2013	2012
	(USD million)
Dividends paid(1)	(7,400)	(6,253)	(3,632)
Net (payments on) / proceeds from borrowings	3,223	4,458	3,649
Net proceeds from the issue of share capital	83	73	102
Cash received for deferred shares instrument	—	1,500	—
Other (including net financing costs other than interest)	239	563	43

Cash flow from (used in) financing activities	(3,855)	341	162

Note:

(1)	Dividends paid in 2014 consisted primarily of USD 5,385 million paid by Anheuser-Busch InBev SA/NV and USD 1,955 million paid by Ambev. Dividends paid in 2013 consisted primarily of USD 4,821 million paid by Anheuser-Busch InBev SA/NV and USD 1,281 million paid by Ambev. Dividends paid in 2012 consisted primarily of USD 2,730 million paid by Anheuser-Busch InBev SA/NV and USD 1,101 million paid by Ambev.

Cash outflow from financing activities amounted to USD 3,855 million in 2014, as compared to a cash inflow of USD 341 million in 2013. The cash flow from financing activities in 2014 reflects the funding of the Oriental Brewery acquisition and higher dividends paid. Please refer to note 22 of our audited consolidated financial statements as of 31 December 2014 and 2013, and for the three years ended 31 December 2014.

See “—Borrowings” below for details of long-term debt we entered into during 2014.

Cash flows from financing activities amounted to USD 341 million in 2013, as compared to cash from financing activities for the year ended 31 December 2012 of USD 162 million. The 2013 cash flow from financing activities reflects the funding of the combination with Grupo Modelo, higher dividend payouts as compared to 2012 and the cash proceeds from the deferred share instruments issued in a transaction related to the combination with Grupo Modelo.

Transfers from Subsidiaries

The amount of dividends payable by our operating subsidiaries to us is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. For example, in Brazil, which accounted for 30.9% of our actual reported profit from operations for the year ended 31 December 2014, current legislation permits the Brazilian government to impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance in Brazil’s balance of payments. For approximately six months in 1989 and early 1990, the Brazilian government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors in order to conserve Brazil’s foreign currency reserves.

Dividends paid to us by certain of our subsidiaries are also subject to withholding taxes. Withholding tax, if applicable, generally does not exceed 10%.

Capital transfer restrictions are also common in certain developing countries, and may affect our flexibility in implementing a capital structure we believe to be efficient. For example, China has very specific approval regulations for all capital transfers to or from the country and certain capital transfers to and from Ukraine are subject to obtaining specific permits.

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

Cash and Cash Equivalents and Short-Term Investments

Our cash and cash equivalents and short-term investments less bank overdrafts at each of 31 December 2014, 2013 and 2012 were as follows:

	Year ended 31 December (audited)
	2014	2013	2012
	(USD million)
Cash and cash equivalents	8,357	9,839	7,051
Bank overdrafts	(41)	(6)	—
Investment in short-term debt securities	301	123	6,827

Cash and Cash Equivalents and Short-Term Investments	8,616	9,956	13,878

Borrowings

To finance the Anheuser-Busch acquisition, in 2008 we entered into a USD 45 billion senior facilities agreement of which USD 44 billion was ultimately drawn. We refinanced and repaid our obligations under this senior facilities agreement during 2009 and 2010, and in 2010 entered into a new senior facilities agreement (the “2010 Senior Facilities Agreement”). The 2010 Senior Facilities Agreement comprised a USD 5.0 billion term loan maturing in 2013, which was fully prepaid and terminated in April 2013, and a USD 8.0 billion multi-currency revolving credit facility maturing in 2015. In 2013, we amended the terms of the USD 8.0 billion multi-currency revolving credit facility extending the provision of USD 7.2 billion to a revised maturity of July 2018. As of 31 December 2014, there were no amounts drawn under the amended USD 8.0 billion multi-currency revolving credit facility. The terms of the 2010 Senior Facilities Agreement, its amendments, as well as its intended use, are described under “Item 10. Additional Information—C. Material Contracts.”

Furthermore, in 2014 and in 2015 to date, we completed the following debt capital market offerings:

•

On 27 January 2014, we issued USD 5.25 billion aggregate principal amount of notes, consisting of USD 1.2 billion aggregate principal amount of fixed rate notes due 2017; USD 300 million aggregate principal amount of floating rate notes due 2017; USD 1.25 billion aggregate principal amount of fixed rate notes due 2019; USD 250 million aggregate principal amount of floating rate notes due 2019; USD 1.4 billion aggregate principal amount of fixed rate notes due 2024; and USD 850 million aggregate principal amount of fixed rate notes due 2044. The fixed rate notes bear interest at an annual rate of 1.125% for the 2017 notes; 2.150% for the 2019 notes; 3.700% for the 2024 notes; and 4.625% for the 2044 notes. The floating rate notes bear interest at an annual rate of 19.00 basis points above three-month LIBOR for the 2017 floating rate notes and 40.00 basis points above three-month LIBOR for the 2019 floating rate notes. The use of the proceeds of such issuance was for general corporate purposes and pre-funding of financing related to the announced acquisition of Oriental Brewery.

•

On 30 March 2014, we issued EUR 2.5 billion aggregate principal amount of bonds, consisting of EUR 850 million aggregate principal amount of floating rate notes due 2018; EUR 650 million aggregate principal amount of fixed rate notes due 2021; and EUR 1 billion aggregate principal amount of fixed rate notes due 2026. The fixed rate notes bear interest at an annual rate of 1.95% for the 2021 notes and 2.70% for the 2026 notes. The floating rate notes bear interest at an annual rate of 38.00 basis points above the three-month EURIBOR.

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

We have a Belgian commercial paper program under which Anheuser-Busch InBev SA/NV and Cobrew NV may issue and have outstanding at any time commercial paper notes up to a maximum aggregate amount of EUR 1.0 billion (USD 1.2 billion) or its equivalent in alternative currencies. The proceeds from the issuance of any such notes may be used for general corporate purposes. The notes may be issued in two tranches: Tranche A has a maturity of not less than seven and not more than 364 days from and including the day of issue; Tranche B has a maturity of not less than one year. We also have established a U.S. commercial paper program for an aggregate outstanding amount not exceeding USD 3.0 billion. As of 31 December 2014, the total outstanding commercial paper under these programs amounted to USD 2.2 billion. Our ability to borrow additional amounts under the programs is subject to investor demand. If we are ever unable to refinance under this commercial programs as they becomes due, we have access to funding through the use of our committed lines of credit.

Our borrowings are linked to different interest rates, both variable and fixed. As of 31 December 2014, after certain hedging and fair value adjustments, USD 7.2 billion, or 14.1%, of our interest-bearing financial liabilities (which include loans, borrowings and bank overdrafts) bore a variable interest rate, while USD 43.9 billion, or 85.9%, bore a fixed interest rate. Our net debt is denominated in various currencies, though primarily in the U.S. dollar, the euro, the Brazilian real, the pound sterling and the Canadian dollar. Our policy is to proactively address and manage the relationship between our various borrowing currency liabilities and our functional currency cash flows, through long-term or short-term borrowing arrangements, either directly in their functional currencies or indirectly through hedging arrangements.

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

We use a hybrid currency matching model pursuant to which we may (i) match net debt currency exposure to cash flows in such currency, measured on the basis of EBITDA, as defined, adjusted for exceptional items, by swapping a significant portion of U.S. dollar debt to other currencies, such as Brazilian real (with a higher coupon), although this would negatively impact our profit and earnings due to the higher Brazilian real interest coupon, and (ii) use U.S. dollar cash flows to service interest payments under our debt obligations. For our definition of EBITDA, as defined, see “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2014 Compared to the Year Ended 31 December 2013—EBITDA, as defined.”

We have also entered into certain financial instruments in order to mitigate interest rate risks.

Please refer to note 27 of our audited consolidated financial statements as of 31 December 2014 and 2013, and for the three years ended 31 December 2014, “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments.”

We were in compliance with all our debt covenants as of 31 December 2014. The 2010 Senior Facility Agreements do not include restrictive financial covenants. For further details regarding our total current and non-current liabilities, please refer to note 22 of our audited consolidated financial statements as of 31 December 2014 and 2013, and for the three years ended 31 December 2014.

The following table sets forth the level of our current and non-current interest-bearing loans and borrowings as of 31 December 2014 and 2013:

	Year ended 31 December (audited)
	2014	2013
	(USD million)
Secured bank loans	286	286
Commercial papers	2,211	2,065
Unsecured bank loans	820	694
Unsecured bond issues	47,549	45,853
Unsecured other loans	82	87
Finance lease liabilities	133	135

Total	51,081	49,120

The following table sets forth the contractual maturities of our interest-bearing liabilities as of 31 December 2014:

	Carrying Amount(1)	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
		(USD million)
Secured bank loans	286	117	72	28	41	28
Commercial papers	2,211	2,211	—	—	—	—
Unsecured bank loans	820	560	138	63	59	—
Unsecured bond issues	47,549	4,535	2,383	6,682	10,240	23,709
Unsecured other loans	82	25	14	10	13	20
Finance lease liabilities	133	3	4	4	14	108

Total	51,081	7,451	2,611	6,787	10,367	23,865

Note:

(1)	“Carrying Amounts” refers to net book value as recognized on the balance sheet at 31 December 2014.

Please refer to note 27 of our audited consolidated financial statements as of 31 December 2014 and 2013, and for the three years ended 31 December 2014 for a description of the currencies of our financial liabilities and a description of the financial instruments we use to hedge our liabilities.

Credit Rating

As of 31 December 2014, our credit rating from Standard & Poor’s was A for long-term obligations and A-1 for short-term obligations, with a stable outlook, and our credit rating from Moody’s Investors Service was A2 for long-term obligations and P-1 for short-term obligations, with a positive outlook. Credit ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any of our or our subsidiaries’ securities. Any change in our credit ratings could have a significant impact on the cost of debt capital to us and/or our ability to raise capital in the debt markets.

Capital Expenditures

We spent USD 4,122 million during 2014 on acquiring capital assets (net of proceeds from the sale of property, plant, equipment and intangible assets). Out of the total capital expenditures of 2014, approximately 50% was used to improve our production facilities while 40% was used for logistics and commercial investments. Approximately 10% was used for improving administrative capabilities and purchase of hardware and software. Our capital expenditures are primarily funded through cash from operating activities.

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

Research and Development

In 2014, we spent USD 217 million (USD 185 million in 2013 and USD 182 million in 2012) on research and development. Part of this was spent in the area of market research, but the majority is related to innovation in the areas of process optimization and product development. For further information, see “Item 4. Information on the Company—B. Business Overview—10. Intellectual Property; Research and Development—Research and Development.”

Investments and Disposals

On 11 May 2012, we announced that Ambev and E. León Jimenes S.A., which owned 83.5% of CND, entered into a transaction to form a strategic alliance to create the leading beverage company in the Caribbean through the combination of their businesses in the region. Ambev’s initial indirect interest in CND was acquired through a cash payment of USD 1.0 billion and the contribution of Ambev Dominicana. Separately, Ambev Brazil acquired an additional stake in CND of 9.3%, which was owned by Heineken N.V., for USD 237 million at the closing date. During 2012 and 2013, as part of the same transaction, Ambev acquired an additional stake from other minority holders. As of 31 December 2014, Ambev owned a total indirect interest of approximately 55% in CND.

On 27 April 2013, we completed a transaction to acquire four breweries in China with a total capacity of approximately 9 million hectoliters. The aggregate purchase price was approximately USD 439 million.

On 4 June 2013 we announced the completion of our combination with Grupo Modelo. The combination was a natural next step given our economic stake of more than 50% in Grupo Modelo prior to the transaction and the successful long-term partnership between the two companies. The combination was completed through a series of steps that simplified Grupo Modelo’s corporate structure, followed by an all-cash tender offer for all outstanding Grupo Modelo shares that we did not own at that time for USD 9.15 per share. By 4 June 2013 and following the settlement of the tender offer, we owned approximately 95% of Grupo Modelo’s outstanding shares. We established and funded a trust to accept further tender of shares by Grupo Modelo shareholders at a price of USD 9.15 per share over a period of up to 25 months from the completion of the combination. On 7 June 2013, in a transaction related to the combination, Grupo Modelo completed the sale of its business in the 50 states of the United States, the District of Columbia and Guam to Constellation Brands, Inc. for approximately USD 4.75 billion, in aggregate, subject to a post-closing adjustment, which was paid by Constellation Brands, Inc. on 6 June 2014. The post-closing adjustment was approximately USD 558 million. In a transaction related to the combination with Grupo Modelo, select Grupo Modelo shareholders purchased a deferred share entitlement to acquire the equivalent of approximately 23.1 million AB InBev shares, to be delivered within five years, for consideration of approximately USD 1.5 billion. This investment occurred on 5 June 2013. Please refer to note 6 of our audited consolidated financial statements as of 31 December 2014 and 2013, and for the three years ended 31 December 2014.

On 1 April 2014, we announced the completion of our reacquisition of Oriental Brewery, the leading brewer in South Korea, from KKR and Affinity Equity Partners. The enterprise value for the transaction was USD 5.8 billion, and as a result of an agreement entered into with KKR and Affinity Equity Partners in 2009, we received approximately USD 320 million in cash at closing from this transaction, subject to closing adjustments according to the terms of the transaction. This acquisition returned Oriental Brewery to our portfolio after we sold the company in July 2009, following the combination of InBev and Anheuser-Busch in support of our deleveraging target.

During 2014, we also completed the acquisition of the Siping Ginsber Draft Beer Co., Ltd., which owns the Ginsber brand, and we completed a transaction to acquire three breweries in China. The aggregate purchase price was approximately USD 868 million.

During 2014, we sold our investment in the company Comercio y Distribución Modelo in Mexico and we completed the sale of our glass plant located in Piedras Negras, Coahuila, Mexico, to affiliates of Constellation Brands Inc.

During 2014, we also acquired the Blue Point brewery (Long Island), 10 Barrel Brewing in the northwest of the United States and two wholesalers in Kentucky and Oregon.

During 2014, we purchased USD 1.0 billion Grupo Modelo’s shares through the Trust established on 4 June 2013, to accept further tender of shares by Grupo Modelo shareholders over a period of up to 25 months. By 31 December 2014, we owned approximately 99% of Grupo Modelo’s outstanding shares.

In 2013 and 2014, we collected approximately EUR 179 million (USD 239 million) from our 2013 sale of Central European operations to CVC Capital Partners.

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

The following table provides a reconciliation of our net debt to the sum of current and non-current interest bearing loans and borrowings as of the dates indicated:

	31 December (audited)
	2014	2013
	(USD million)
Non-current interest bearing loans and borrowings	43,630	41,274
Current interest bearing loans and borrowings	7,451	7,846

Total	51,081	49,120
Bank overdrafts	41	6
Cash and cash equivalents	(8,357)	(9,839)
Interest-bearing loans granted (included within Trade and other receivables)	(308)	(310)
Debt securities (included within Investment securities) (1)	(322)	(146)

Total net debt	42,135	38,831

Note:

(1)	See note 22 to our audited consolidated financial statements as of 31 December 2014 and 2013, and for the three years ended 31 December 2014.

Net debt as of 31 December 2014 was USD 42.1 billion, an increase of USD 3.3 billion as compared to 31 December 2013. Apart from operating results net of capital expenditures, the net debt was mainly impacted by the Oriental Brewery acquisition (USD 5.5 billion), dividends paid to shareholders of AB InBev and Ambev (USD 7.4 billion), the payment of interests and taxes (USD 4.6 billion) and the impacts of changes in foreign exchange rates (USD 447 million decrease of net debt). See also note 6 to our audited consolidated financial statements as of 31 December 2014 and 2013, and for the three years ended 31 December 2014 included in this Form 20-F.

Net debt as of 31 December 2013 was USD 38.8 billion, an increase of USD 8.7 billion as compared to 31 December 2012. Apart from operating results net of capital expenditures, the net debt was mainly impacted by the payment associated with the Grupo Modelo combination net of the cash acquired and the proceeds from the sales to Constellation Brands, Inc. (USD 13.0 billion), the proceeds from the deferred share instruments (USD 1.5 billion), dividend payments to shareholders of AB InBev and Ambev (USD 6.3 billion), the payment of interests and taxes (USD 4.2 billion) and the impact of changes in foreign exchange rates (USD 606 million increase of net debt).

Consolidated equity attributable to equity holders of AB InBev as at 31 December 2014 was USD 49,972 million, compared to USD 50,365 million as at 31 December 2013. The combined effect of the weakening of mainly the closing rates of the euro, the Brazilian real, the Argentine peso, the Mexican peso, the pound sterling, the Russian ruble and the Chinese yuan resulted in a negative foreign exchange translation adjustment of USD 4,374 million.

Consolidated equity attributable to equity holders of AB InBev as at 31 December 2013 was USD 50,365 million, compared to USD 41,154 million(1) as at 31 December 2012 (adjusted to reflect changes in the segment reporting and/or to the revised IAS 19 Employee Benefits). The combined effect of the weakening of mainly the closing rates of the Brazilian real, the Argentine peso, the Mexican peso and the Russian ruble and the strengthening of mainly the closing rates of the euro, the pound sterling and the Chinese yuan resulted in a negative foreign exchange translation adjustment of USD 3,109 million.

Further details on equity movements can be found in our consolidated statement of changes in equity to our audited consolidated financial statements as of 31 December 2014 and 2013, and for the three years ended, 31 December 2014.

See “—Borrowings” above for details of long-term debt we entered into during 2014.

(1)	2012 as reported, adjusted to reflect changes in the segment reporting and/or to the revised IAS 19 Employee Benefits.

H. CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

Contractual Obligations

The following table reflects certain of our contractual obligations, and the effect such obligations are expected to have on our liquidity and cash flows in future periods, as of 31 December 2014:

			Payment Due By Period
Contractual Obligations	Contractual cash flows(2)	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
		(USD million)
Secured bank loans	(313)	(124)	(82)	(32)	(46)	(29)
Commercial papers	(2,214)	(2,214)	—	—	—	—
Unsecured bank loans	(889)	(590)	(168)	(69)	(62)	—
Unsecured bond issues	(66,851)	(5,715)	(4,212)	(8,339)	(13,154)	(35,431)
Unsecured other loans	(175)	(35)	(21)	(18)	(22)	(79)
Finance lease liabilities	(244)	(14)	(14)	(14)	(34)	(168)
Bank overdraft	(41)	(41)	—	—	—	—
Operating lease liabilities	(1,013)	(106)	(98)	(83)	(126)	(600)
Purchase commitments	(9,303)	(4,479)	(2,686)	(1,952)	(176)	(10)
Trade and other payables	(19,151)	(17,908)	(356)	(215)	(163)	(509)

Total(1)	(100,194)	(31,226)	(7,637)	(10,722)	(13,783)	(36,826)

Notes:

(1)	“Total” amounts refer to non-derivative financial liabilities including interest payments.
(2)	The loan and bond issue contractual cash flow amounts presented above differ from the carrying amounts for these items in our financial statements in that they include our best estimates of future interest payable (not yet accrued) in order to better reflect our future cash flow position.

Please refer to “—Item G. Liquidity and Capital Resources—Funding Sources—Borrowings” for further information regarding our short-term borrowings and long-term debt.

Please refer to note 27 to our audited consolidated financial statements as of 31 December 2014 and 2013, and for the three years ended 31 December 2014, and in particular to the discussions therein on “Liquidity Risk,” for more information regarding the maturity of our contractual obligations, including interest payments and derivative financial assets and liabilities.

Please refer to note 28 to our audited consolidated financial statements as of 31 December 2014 and 2013, and for the three years ended 31 December 2014 for more information regarding our operating lease obligations.

Information regarding our pension commitments and funding arrangements is described in our Significant Accounting Policies and in note 23 to our audited consolidated financial statements as of 31 December 2014 and 2013, and for the three years ended 31 December 2014. The level of contributions to funded pension plans is determined according to the relevant legislation in each jurisdiction in which we operate. In some countries there are statutory minimum funding requirements while in others we have developed our own policies, sometimes in agreement with the local trustee bodies. The size and timing of contributions will usually depend upon the performance of investment markets. Depending on the country and plan in question, the funding level will be monitored periodically and the contribution amount amended appropriately. Consequently, it is not possible to predict with any certainty the amounts that might become payable from 2015 onwards. In 2014, our employer contributions to defined benefit and defined contribution pension plans amounted to USD 471 million. Contributions to defined benefit pension plans for 2015 are estimated to be approximately USD 250 million for our funded defined benefit plans, and USD 68 million in benefit payments to our unfunded defined benefit plans and post-retirement medical plans. Please refer to note 23 to our audited consolidated financial statements as of 31 December 2014 and 2013, and for the three years ended 31 December 2014 for further information on our employee benefit obligations.

Collateral and Contractual Commitments

The following table reflects our collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other commitments, as of 31 December 2014 and 2013:

	Year ended 31 December (audited)
	2014	2013
	(USD million)
Collateral given for own liabilities	641	559
Collateral and financial guarantees received for own receivables and loans to customers	193	57
Contractual commitments to purchase property, plant and equipment	647	591
Contractual commitments to acquire loans to customers	13	26
Other commitments	1,801	1,021

As at 31 December 2014, the following M&A related commitments existed with respect to the combination with Grupo Modelo:

•

In a transaction related to the combination with Grupo Modelo, select Grupo Modelo shareholders purchased a deferred share entitlement to acquire the equivalent of approximately 23.1 million AB InBev shares, to be delivered within five years, for consideration of approximately USD 1.5 billion. This investment occurred on 5 June 2013. Pending the delivery of AB InBev shares, we will pay a coupon on each undelivered share, so that the Deferred Share Instrument holders are compensated on an after tax basis, for dividends they would have received had AB InBev shares been delivered to them prior to the record date for such dividend.

•

On 7 June 2013, in a transaction related to the combination of Grupo Modelo, we entered into a three-year transition services agreement with Constellation by virtue of which Grupo Modelo or its affiliates will provide certain transition services to Constellation to ensure a smooth operational transition of the Piedras Negras brewery. We have also entered into an interim supply agreement with Constellation for an initial three-year term, whereby Constellation can purchase inventory from us or our affiliates under a specified pricing while the Piedras Negras brewery business acquires the necessary capacity to fulfill 100 percent of the U.S. demand.

Please refer to note 29 to our audited consolidated financial statements as of 31 December 2014 and 2013, and for the three years ended 31 December 2014 for more information regarding collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and others.

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

To the extent that we believe that the realization of a contingency is possible (but not probable) and is above certain materiality thresholds, we have disclosed those items in note 30 to our audited consolidated financial statements as of 31 December 2014 and 2013, and for the three years ended 31 December 2014.

I. OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. Please refer to “—H. Contractual Obligations and Contingencies—Collateral and Contractual Commitments” for a description of certain collateral and contractual commitments to which we are subject. Please also refer to note 29 to our audited consolidated financial statements as of 31 December 2014 and 2013, and for the three years ended 31 December 2014.

In order to fulfill our commitments under various outstanding stock option plans, we entered into stock lending arrangements for up to 13 million of our own ordinary shares. We shall pay the lenders any dividend equivalent, after tax in respect of the loaned securities. This payment will be reported through equity as dividend. As of 31 December 2014, 10 million loaned securities were used to fulfill our stock option plan commitments. Please also refer to note 29 to our audited consolidated financial statements as of 31 December 2014 and 2013, and for the three years ended 31 December 2014.

J. OUTLOOK AND TREND INFORMATION

In terms of the volume outlook for 2015, we expect United States industry volumes to continue to improve in 2015. We expect our own sales-to-wholesalers to decline by mid-single digits in the first quarter due to a difficult comparable following the build-up of wholesaler inventories in the first quarter of the year ended 31 December 2014 ahead of union negotiations. We expect sales-to-wholesalers and sales-to-retailers to converge on a full-year basis. In Mexico, we expect beer industry volumes to grow in 2015, driven by a stronger economy and our own commercial initiatives. In Brazil, we expect our net revenues to grow by mid to high single digits, helped by continuing growth in the premium segment. In China, we expect beer industry volumes to return to growth in 2015 and we expect our revenue per hectoliter to continue to be driven by favorable brand mix.

We expect revenue per hectoliter to grow organically in line with inflation, on a constant geographic basis, as a result of continued improvement in mix and revenue management initiatives.

We expect cost of sales per hectoliter to increase organically by low single digits, on a constant geographic basis, driven by mix and unfavorable foreign exchange transactional impact (primarily with regards to the Brazilian real to U.S. dollar exchange rate), partly offset by favorable global commodity costs, procurement savings and efficiency gains.

We expect distribution expenses per hectoliter to increase organically by mid-single digits, driven by higher distribution expenses in Brazil, the U.S. and Mexico.

We expect our sales and marketing investments to grow by mid to high single digits as we continue to invest behind our brands and global platforms for the long term.

We expect the average coupon on net debt to be in the range of 3.5% to 4.0% for 2015. Net pension interest expense and accretion expenses are expected to be approximately USD 35 million and USD 80 million per quarter, respectively. We expect that other financial results will continue to be impacted by the potential gains and losses related to the hedging of our share-based payment programs.

We expect the normalized effective tax rate in fiscal year 2015 to be between 22% and 24%. We expect the normalized effective tax rate for 2016 to 2018 to be in the range of 22% to 25%, and in the range of 25% to 27% thereafter.

We expect net capital expenditure of approximately USD 4.3 billion for 2015, driven by investments in our consumer and commercial initiatives and capacity expansion.

Our optimal capital structure remains at a net debt to EBITDA, as defined (adjusted for exceptional items), ratio of around 2x. Approximately one-third of our gross debt is denominated in currencies other than the U.S. dollar, principally the euro.

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

Board of Directors

Role and Responsibilities, Composition, Structure and Organization

The role and responsibilities of our Board and its composition, structure and organization are described in detail in our corporate governance charter (“Corporate Governance Charter”), which is available on our website: http://www.ab-inbev.com/corporate-governance/charter.html.

Our Board may be composed of a maximum of 14 members. There are currently 14 directors, all of whom are non-executives.

Pursuant to a shareholders’ agreement in which certain of our key shareholders agree to hold certain of their interests in us through Stichting Anheuser-Busch InBev, a foundation organized under the laws of the Netherlands (the “Stichting”), the holders of the class A Stichting certificates and the holders of the class B Stichting certificates each have the right to nominate four of our directors (see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders”). The Stichting board of directors (which consists of eight directors, four of whom are appointed by the holders of the class A certificates and four of whom are appointed by the holders of the class B certificates) may nominate three to six directors to our Board who are independent of shareholders, based on recommendations of our Nomination Committee.

As a consequence, our Board is currently composed of four members nominated by Eugénie Patri Sébastien S.A. (which represents Interbrew’s founding Belgian families and holds the class A Stichting certificates), four members nominated by BRC S.à.R.L. (which represents the Brazilian families that were previously the controlling shareholders of Ambev and holds the class B Stichting certificates), two non-executive directors who were appointed in accordance with the terms of the combination with Grupo Modelo and four independent directors. The independent directors are recommended by our Nomination Committee, nominated by the Stichting board and subsequently elected at our shareholders’ meeting (at which the Stichting, together with its related parties, has the majority of the votes). Directors are appointed for a maximum term of four years. The upper age limit for the directors is 70, although exceptions can be made in special circumstances.

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

•

the director does not have or has not had within the financial reported year a significant business relationship with us or an associated company, either directly or as a partner, shareholder, director or senior employee of a body that has such a relationship;

•	the director is not or has not been within the last three years a partner or an employee of our external auditor or the external auditor of an associated company; and

•	the director is not a close family member of an executive or managing director or of persons in the situations described above.

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

The composition of our Board is currently as follows:

Name	Principal function	Nature of directorship	Initially appointed	Term expires
María Asuncion Aramburuzabala	Director	Non-executive	2014	2018

Alexandre Behring	Director	Non-executive, nominated by the holders of class B Stichting certificates	2014	2018

Name	Principal function	Nature of directorship	Initially appointed	Term expires
Paul Cornet de Ways Ruart	Director	Non-executive, nominated by the holders of class A Stichting certificates	2011	2015

Stéfan Descheemaeker	Director	Non-executive, nominated by the holders of class A Stichting certificates	2008	2015

Valentín Diez Morodo	Director	Non-executive	2014	2018

Olivier Goudet	Independent director	Non-executive	2011	2015

Paulo Alberto Lemann	Director	Non-executive, nominated by the holders of class B Stichting certificates	2014	2018

Elio Leoni Sceti	Independent director	Non-executive	2014	2018

Carlos Alberto Sicupira	Director	Non-executive, nominated by the holders of class B Stichting certificates	2004	2018

Grégoire de Spoelberch	Director	Non-executive, nominated by the holders of class A Stichting certificates	2007	2018

Kees Storm	Independent director, Chairman of the Board	Non-executive	2002	2015

Marcel Herrmann Telles	Director	Non-executive, nominated by the holders of class B Stichting certificates	2004	2018

Alexandre Van Damme	Director	Non-executive, nominated by the holders of class A Stichting certificates	1992	2018

Mark Winkelman	Independent director	Non-executive	2004	2015

The mandates of Paul Cornet de Ways Ruart, Stéfan Descheemaeker, Kees Storm and Mark Winkelman will come to an end immediately after the annual shareholders’ meeting scheduled to be held on 29 April 2015. Their mandates are renewable. The proposal of our Board to the shareholders regarding the renewal of these directors and the appointment of any successors will be based on the recommendation of the Nomination Committee and disclosed in the convening notice for the annual shareholders’ meeting scheduled to be held on 29 April 2015.

The business address for all of our directors is: Brouwerijplein 1, 3000 Leuven, Belgium.

No member of the Board has any conflicts of interest within the meaning of the Belgian Company Code between any duties he/she owes to us and any private interests and/or other duties.

Ms. Aramburuzabala is a non-executive Board member. Born in 1963, she is a citizen of Mexico and holds a degree in Accounting from ITAM (Instituto Tecnologico Autonomo de Mexico). She has served as CEO of Tresalia Capital since 1996. She is currently chairman of the Boards of Directors of Tresalia Capital, KIO Networks, Abilia and Red Universalia. She is also a member of the Boards of Grupo Modelo, Grupo Financiero Banamex, Banco Nacional de México, Médica Sur, Fresnillio plc and Calidad de Vida, Progreso y Desarrollo para la Ciudad de México, and is an Advisory Board member of ITAM School of Business.

Mr. Behring is a representative of the main shareholders (nominated by BRC S.à.R.L., the holder of the class B Stichting certificates). Born in 1967, he is a Brazilian citizen and received a BS in Electrical Engineering from Pontificia Universidade Catolica in Rio de Janeiro and an MBA from Harvard Business School, having graduated as a Baker Scholar and Loeb Scholar. He is a co-founder and the Managing Partner of 3G Capital, a global investment firm with offices in New York and Rio de Janeiro, since 2004. Mr. Behring has served as Chairman of Restaurant Brands International since 3G Capital’s acquisition of Burger King in October 2010 and following Burger King’s subsequent acquisition of Tim Hortons in December 2014. Mr. Behring also serves as Chairman of H.J. Heinz following its acquisition by Berkshire Hathaway and 3G Capital in June 2013. Additionally, Mr. Behring formerly served as a Director of CSX Corporation, a leading U.S. rail-based transportation company, from 2008 to 2011. Previously, Mr. Behring spent approximately 10 years at GP Investments, one of Latin America’s premier private-equity firms, including eight years as a partner and member of the firm’s Investment Committee. He served for seven years, from 1998 through 2004, as a Director and CEO of one of Latin America’s largest railroads, ALL (America Latina Logistica).

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

Mr. Descheemaeker is a representative of the main shareholders (nominated by Eugénie Patri Sébastien S.A., the holder of the class A Stichting certificates). Born in 1960, he is a Belgian citizen and holds a Master’s Degree in Commercial Engineering from Solvay Business School. He began his professional career with the Belgian Ministry of Finance and then worked in an investment group until 1996, when he joined Interbrew as head of Strategy & External Growth, managing its M&A activities, culminating with the combination of Interbrew and Ambev. In 2004, he transitioned to operational management, first in charge of Interbrew’s operations in the United States and Mexico, and then as InBev’s Zone President Central and Eastern Europe and eventually, Western Europe. In 2008, Mr. Descheemaeker ended his operational responsibilities at Anheuser-Busch InBev and joined our Board as a non-executive Director. He was appointed Chief Financial Officer of Delhaize Group in January 2009 and served as Chief Executive Officer of Delhaize Europe from January 2012 until October 2013. He is also a member of the Université Libre de Bruxelles (ULB) Foundation and a member of the Board of Directors of Telenet Group Holding NV.

Mr. Diez Morodo is a non-executive, non-independent Board member. Born in 1940, he is a citizen of Mexico. He holds a degree in Business Administration from the Universidad Iberoamericana and participated in postgraduate courses at the University of Michigan. He is currently President of Grupo Nevadi Internacional, Chairman of the Consejo Empresarial Mexicano de Comercio Exterior, Inversión y Tecnología, AC (COMCE) and Chairman of that organization’s Mexico-Spain Bilateral Committee. He is a member of the Board of Directors of Grupo Modelo, Vice President of Kimberly Clark de México and Grupo Aeroméxico. He is member of the Board of Grupo Financiero Banamex, Acciones y Valores Banamex, Grupo KUO, Grupo Dine, Mexichem, OHL México, Zara México, Telefónica Móviles México, Bodegas Vega Sicilia, Banco Nacional de Comercio Exterior, S.N.C. (Bancomext), ProMexico and the Instituto de Empresa, Madrid. He is member of the Consejo Mexicano de Negocios and Chairman of the Instituto Mexicano para la Competitividad, IMCO. He is Chairman of the Assembly of Associates of the Universidad Iberoamericana, and Founder and Chairman of the Diez Morodo Foundation, which encourages social, sporting, educational and philanthropic causes. Mr. Diez Morodo is also a member of the Board of the Museo Nacional de las Artes, MUNAL in Mexico and member of the International Trustees of the Museo del Prado in Madrid, Spain.

Mr. Goudet is an independent Board member. Born in 1964, he is a French citizen, holds a Degree in Engineering from l’Ecole Centrale de Paris and graduated from the ESSEC Business School in Paris with a major in Finance. Mr. Goudet is Partner and CEO of JAB Holding Company, LLC, a position he has held since June 2012. He started his professional career in 1990 at Mars, Inc., serving on the finance team of the French business. After six years, he left Mars to join the VALEO Group, where he held several senior executive positions. In 1998, Mr. Goudet returned to Mars, where he later became Chief Financial Officer in 2004. In 2008, his role was broadened and he was appointed Executive Vice President and Chief Financial Officer. In June 2012, he became an Advisor to the Board of Mars, Inc. Mr. Goudet is the Chairman of Peet’s Coffee & Tea Inc, and of Caribou Einstein. He is also a member of the Board of Directors of Coty Inc., D.E. Master Blenders 1753 and Jimmy Choo, PLC.

Mr. Lemann is a representative of the main shareholders (nominated by BRC S.à.R.L., the holder of the class B Stichting certificates). Born in Brazil in 1968, he is a Brazilian citizen and graduated from Faculdade Candid Mendes in Rio de Janeiro, Brazil with a B.A. in Economics. Mr. Lemann interned at PriceWaterhouse in 1989 and was employed as an Analyst at Andersen Consulting from 1990 to 1991. Mr. Lemann also performed equity analysis while at Banco Marka and Dynamo Asset Management (both in Rio de Janeiro). From 1997 to 2004, he developed the hedge fund investment group at Tinicum Inc., a New York-based investment office that advised the Synergy Fund of Funds, where he served as Portfolio Manager. In May 2005, Mr. Lemann founded Pollux Capital and is currently the Portfolio Manager there. Mr. Lemann is a board member of Lojas Americanas, the Lemann Foundation and Ambev.

Mr. Leoni Sceti is an independent Board member. Born in 1966, he is an Italian citizen who lives in the UK. He graduated Magna Cum Laude in Economics from LUISS in Rome, where he passed the Dottore Commercialista post-graduate bar exam. Mr. Leoni Sceti is currently CEO of Iglo Group, a European food business whose brands are Birds Eye, Findus (in Italy) and Iglo. He has over 20 years’ experience in the FMCG and media sectors. He served as CEO of EMI Music from 2008 to 2010. Prior to EMI, Mr. Leoni Sceti had an international career in marketing and held senior leadership roles at Procter & Gamble and Reckitt Benckiser. Mr. Leoni Sceti is also a private investor in technology start-ups, and is currently Chairman of Beamly Ltd, Chairman of LSG holdings, and a Counsellor at One Young World.

Mr. Sicupira is a representative of the main shareholders (nominated by BRC S.à.R.L., the holder of the class B Stichting certificates). Born in 1948, he is a Brazilian citizen and received a Bachelor of Business Administration from Universidade Federal do Rio de Janeiro and attended the Owners/Presidents Management Program at Harvard Business School. He has been Chairman of Lojas Americanas since 1981, where he also served as Chief Executive Officer until 1992. He is a member of the Board of Directors of Burger King Worldwide Holdings and the Harvard Business School’s Board of Dean’s Advisors and a co-founder and Board member of Fundação Estudar, a non-profit organization that provides scholarships for Brazilians.

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

Mr. Storm is an independent Board member and Chairman of our Board of Directors. Born in 1942, he is a Dutch citizen and received an MA in Business Economics from the University of Rotterdam in 1969. His first role after graduating was as an assistant accountant at Moret & Limperg. After six successful years there, he was appointed to the Executive Board of Kon Scholten-Honig in 1976. He was then a member of the Executive Board of AEGON, the life insurance group, where he subsequently took responsibility for regions including the USA, the Netherlands and Europe, becoming Chairman of the Executive Board in 1993 until his retirement in 2002. He was a member of the Supervisory Board of Aegon until May 2014 and Chairman of the Supervisory Board of KLM, the airline carrier of the Netherlands, until April 2014. He is currently Vice Chairman of the Supervisory Board of PON Holdings and a member of the Board of Directors of Baxter International (including member of the audit committee) and Unilever (Vice Chairman and Senior Independent Director). His interest in improving healthcare has also led him to active involvement with the Amsterdam Cancer Center and the Health Insurance Fund for Africa.

Mr. Telles is a representative of the main shareholders (nominated by BRC S.à.R.L., the holder of the class B Stichting certificates). Born in 1950, he is a Brazilian citizen and holds a Degree in Economics from Universidade Federal do Rio de Janeiro and attended the Owners/Presidents Management Program at Harvard Business School. He was Chief Executive Officer of Brahma and Ambev and has been a member of the Board of Directors of Ambev since 2000. He is also a member of the Board of Directors of H.J. Heinz Company and of the Board of associates of Insper. He is co-founder and Board member of Fundação Estudar, a non-profit organization that provides scholarships for Brazilians and a founder and Chairman of Ismart, a non-profit organization that provides scholarships to low-income students. He is also an ambassador for Endeavor, an international non-profit organization that supports entrepreneurs in developing markets.

Mr. Van Damme is a representative of the main shareholders (nominated by Eugénie Patri Sébastien S.A., the holder of the class A Stichting certificates). Born in 1962, he is a Belgian citizen and graduated from Solvay Business School, Brussels. Mr. Van Damme joined the beer industry early in his career and held various operational positions within Interbrew until 1991, including Head of Corporate Planning and Strategy. He has managed several private venture holding companies and is currently a director of Patri S.A. (Luxembourg), Restaurant Brands International (formerly Burger King Worldwide Holdings) and Douwe Egberts Master Blenders 1753. He is also an administrator of the InBev Baillet-Latour Fund, a foundation that encourages social, cultural, artistic, technical, sporting, educational and philanthropic achievements, as well as a director of the charitable, non-profit organization DKMS, the largest bone marrow donor center in the world.

Mr. Winkelman is an independent Board member. Born in 1946, he is a citizen of the Netherlands and holds a Degree in Economics from Erasmus University in Rotterdam and an MBA from the Wharton School at the University of Pennsylvania, where he is a trustee and chairman of the Penn Medicine Board. He served as a Management Committee member of Goldman, Sachs & Co. from 1988 to 1994 and as a Senior Director from 1999 to 2014. Before joining Goldman, Sachs & Co. in 1978, he served at the World Bank for four years as a senior investment officer. Mr. Winkelman was named a Board Director at The Goldman Sachs Group, Inc. in December 2014.

General Information on the Directors

In relation to each of the members of our Board, we are not aware of (i) any convictions in relation to fraudulent offenses in the last five years, (ii) any bankruptcies, receiverships or liquidations of any entities in which such members held any offices, directorships or partner or senior management positions in the last five years, or (iii) any official public incrimination and/or sanction of such members by statutory or regulatory authorities (including designated professional bodies), or disqualification by a court from acting as a member of the administrative, management or supervisory bodies of an issuer or from acting in the management or conduct of the affairs of any issuer for at least the previous five years.

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

Over the five years preceding the date of this Form 20-F, the members of our Board hold or have held the following main directorships (apart from directorships they have held with us and our subsidiaries) or memberships of administrative, management or supervisory bodies and/or partnerships:

Name	Current	Past
María Asunción Aramburuzabala	Tresalia Capital, Grupo Modelo, KIO Networks, Abilia, Red Universalia, Grupo Financiero Banamex, LLC, Banco Nacional de México, Fresnillo, plc, Médica Sur, Calidad de Vida Progreso y Desarrollo para la Ciudad de México and Instituto Tecnológico Autónomo de México (ITAM) School of Business	Telmex, América Móvil, Televisa, Cablevisión, Empresas ICA, Aeroméxico, Siemens, Tory Burch, LLC, Artega Automobil, Diblo, Dirección de Fábricas, Filantropía Modelo, Consejo Asesor para las Negociaciones Comerciales Internacionales, Compromiso Social por la Calidad de la Educación and Latin America Conservation Council

Alexandre Behring	3G Capital Inc., Restaurant Brands International and H.J. Heinz Company	CSX Corporation

Paul Cornet	Eugénie Patri Sébastien S.A., Rayvax Société d’Investissement S.A., Sebacoop SCRL, Adrien Invest SCRL, Floridienne S.A., Gourmet Food Collection S.A., Upignac S.A. and the Stichting	Sparflex

Stéfan Descheemaeker	Telenet Group Holding NV, Eugénie Patri Sébastien S.A. and the Stichting	Delhaize Group

Valentín Diez Morodo	Grupo Nevadi International, Consejo Empresarial Mexicao de Comercio Exterior, Inversion y Tecnologia COMCE, Grupo Modelo, Kimberly Clark de México, Grupo Aeroméxico, Grupo Financiero Banamex, Acciones y Valores Banamex, Grupo KUO, Grupo Dine, Mexichem, OHL México, Zara México, Telefónica Móviles México, Bodegas Vega Sicilia, Banco Nacional de Comercio Exterior, S.N.C.–Bancomext,	Grupo, Alfa, Aeroportuario del Sureste, Grupo MVS Multivision, International Advisory Board Citigroup

Name	Current	Past
ProMexico, Instituto de Empresa–Madrid, Consejo Mexicano de Hombres de Negocios, Instituto Mexicano para la Competitividad–IMCO, Assembly of Associates of the Universidad Iberoamericana, the Diez Morodo Foundation, Museo Nacional de las Artes-MUNAL and Museo Nacional del Prado

Olivier Goudet	JAB Holding Company, Peet’s Coffee & Tea, Inc., Mars Inc., Coty Inc., Douwe Egberts Master Blenders 1753 N.V., Acorn Holdings B.V., Jimmy Choo PLC and Caribou Einstein	Wm. Wrigley Jr. Company and the Washington Performing Arts Society

Paulo Alberto Lemann	Pollux Capital, Lojas Americanas S.A., Lemann Foundation and Ambev

Elio Leoni Sceti	Iglo Group, Beamly Ltd (formerly Zeebox Ltd) and LSG Holdings	EMI Music

Carlos Alberto Sicupira	Restaurant Brands International, Lojas Americanas S.A., 3G Capital, Inc., Instituto de Desenvolvimento Gerencial—INDG and the Stichting	B2W Companhia Global do Varejo, São Carlos Empreendimentos e Participações S.A, Movimento Brasil Competitivo—MBC, ALL América Latina Logística S.A. and GP Investimentos

Grégoire de Spoelberch	Agemar S.A., Wernelin S.A., Fiprolux S.A., Eugénie Patri Sébastien S.A., the Stichting, G.D.S. Consult, Cobehold, Compagnie Benelux Participations, Vervodev, Wesparc, Groupe Josi,(1) Financière Stockel,(1) Immobilière du Canal,(1) Verlinvest,(1) Midi Developpement,(1) Solferino Holding S.A., Navarin S.A., Zencar S.A., Clearvolt S.A. and Fonds InBev Baillet Latour	Atanor,(1) Amantelia,(1) Demeter Finance, Lunch Garden Services,(1) Lunch Garden,(1) Lunch Garden Management,(1) Lunch Garden Finance,(1) Lunch Garden Concepts,(1) HEC Partners,(1) Q.C.C.,(1) A.V.G. Catering Equipment,(1) Immo Drijvers-Stevens and(1) Elpo-Cuisinex Wholesale(1)

Kees Storm	Unilever N.V., Unilever Plc, Baxter International Inc. and Pon Holdings B.V.	AEGON N.V., Koninklijke Luchtvaart Maatschappij N.V., Royal Wessanen N.V. and Laurus N.V.

Marcel Herrmann Telles	3G Capital, Inc., H.J. Heinz Company, Instituto de Desenvolvimento Gerencial—INDG, Fundação Estudar, Instituto Social María Telles, Ambev and the Stichting	Lojas Americanas S.A., São Carlos Empreendimentos e Participações S.A., Editora Abril S.A. GP Investimentos and Instituto Veris—IBMEC São Paulo, Burger King Worldwide Holdings, Inc., Itau/Unibanco International and Harvard Business School’s Board of Dean’s Advisors

Alexandre Van Damme	Douwe Egberts Master Blenders 1753 N.V., Restaurant Brands International, the Stichting and Eugénie Patri Sébastien, S.A.	UCB S.A.

Mark Winkelman	Goldman, Sachs & Co. and University of Pennsylvania	Select Reinsurance, Ltd. and J.C. Flowers & Co.

Note:

(1)	As permanent representative.

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

Our Chief Executive Officer leads an executive board of management comprised of the Chief Executive Officer, nine global functional heads and six zone presidents. Effective 1 January 2014, we combined Western Europe and Central & Eastern Europe into one European zone. As a result of this decision, Stuart MacFarlane, formerly Zone President Central & Eastern Europe, now leads the Europe zone. Jo Van Biesbroeck, formerly Zone President Western Europe & Chief Strategy Officer, continues to serve as our Chief Strategy Officer and leader of AB InBev International and will do so until his retirement in September 2015.

Effective 1 January 2014, Felipe Dutra, Chief Financial and Technology Officer, assumed leadership of the Global IBS area in addition to his Finance responsibilities. Following this change, Claudio Garcia, formerly Chief People & Technology Officer, has focused on the People area, leading the team as we continue to build the best people pipeline globally.

Effective 1 January 2014, Marcio Froes became Zone President Latin America South, succeeding Fransisco Sà, who left the company. Marcio Froes was formerly VP Supply for our Latin America North zone.

Effective 1 January 2015, João Castro Neves became Zone President North America, following his previous role as Zone President Latin America North and CEO of Ambev. Effective 1 January 2015, Bernardo Pinto Paiva became Zone President Latin America North and CEO of Ambev, following his previous role as our Chief Sales Officer. Effective 1 January 2015, Luiz Fernando Edmond became our Chief Sales Officer, following his previous role as Zone President North America.

Effective 10 February 2015, Pedro Earp joined our executive board of management as Chief Disruptive Growth Officer, a newly created role within our executive board of management dedicated to accelerating new business development opportunities. It is expected that in this new role Pedro Earp will step up our initiatives in e-commerce, mobile, craft and branded experiences such as brew pubs.

The other members of the executive board of management work with our Chief Executive Officer to enable our Chief Executive Officer to properly perform his duties of daily management.

Although exceptions can be made in special circumstances, the upper age limit for the members of our executive board of management is 65, unless their employment contract provides otherwise.

Our executive board of management currently consists of the following members:

Name	Function
Carlos Brito	Chief Executive Officer
Claudio Braz Ferro	Chief Supply Officer
Sabine Chalmers	Chief Legal and Corporate Affairs Officer
Felipe Dutra	Chief Financial and Technology Officer
Pedro Earp	Chief Disruptive Growth Officer
Luiz Fernando Edmond	Chief Sales Officer
Claudio Garcia	Chief People Officer
Tony Milikin	Chief Procurement Officer
Miguel Patricio	Chief Marketing Officer
Jo Van Biesbroeck	Chief Strategy Officer
Michel Doukeris	Zone President Asia Pacific
Stuart MacFarlane	Zone President Europe

Name	Function
Marcio Froes	Zone President Latin America South
Bernardo Pinto Paiva	Zone President Latin America North
João Castro Neves	Zone President North America
Ricardo Tadeu	Zone President Mexico

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

João Castro Neves is our Zone President North America. Born in 1967, Mr. Castro Neves is a Brazilian citizen and holds a Degree in Engineering from Pontifícia Universidade Católica do Rio de Janeiro and an MBA from the University of Illinois. He joined Ambev in 1996 and has held positions in various departments such as Mergers and Acquisitions, Treasury, Investor Relations, Business Development, Technology and Shared Services. He was Ambev’s Chief Financial Officer and Investor Relations Officer before being appointed Zone President Latin America South in January 2007. He took on the role of Zone President Latin America North and CEO of Ambev in January 2009 and was appointed Zone President North America effective 1 January 2015. He is also a member of the Board of Directors of Ambev.

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

Felipe Dutra is our Chief Financial and Technology Officer. Born in 1965, Mr. Dutra is a Brazilian citizen and holds a Degree in Economics from Candido Mendes and an MBA in Controlling from Universidade de Sao Paulo. He joined Ambev in 1990 from Aracruz Celulose, a major Brazilian manufacturer of pulp and paper. At Ambev, he held various positions in Treasury and Finance before being appointed General Manager of one of our subsidiaries. Mr. Dutra was appointed Ambev’s Chief Financial Officer in 1999 and he became our Chief Financial Officer in January 2005. In 2014, Mr. Dutra became our Chief Financial and Technology Officer. He is also a member of the Board of Directors of Ambev and Grupo Modelo.

Pedro Earp is our Chief Disruptive Growth Officer. Born in 1977, he is a Brazilian citizen and holds a Bachelor of Science degree in Financial Economics from the London School of Economics. Mr. Earp joined us in 2000 as a Global Management Trainee in our Latin America North Zone. In 2002, he became responsible for the Zone’s M&A team and in 2005 he moved to our Global Headquarters in Leuven, Belgium to become Global Director, M&A. Later, he was appointed VP, Strategic Planning in Canada in 2006, Global VP, Insights and Innovation in 2007, Global VP, M&A in 2009 and VP, Marketing for the Latin America North Zone in 2013. He was appointed Chief Disruptive Growth Officer in February 2015.

Luiz Fernando Edmond is our Chief Sales Officer. Born in 1966, he is a Brazilian citizen and holds a Degree in Production Engineering from the Universidade Federal do Rio de Janeiro. Mr. Edmond joined Brahma, which later became Ambev, in 1990 as part of its first Management Trainee Program. At Ambev, he held various positions in the commercial, supply and distribution areas. He was appointed Zone President Latin America North and Ambev’s Chief Executive Officer in January 2005 and held the position of Zone President North America from November 2008 to December 2014. He was also a member of the Board of Directors of Ambev until December 2014. Effective 1 January 2015 he became our Chief Sales Officer. He also is Vice Chair of the Beer Institute, a national association of the brewing industry, and a member of Civic Progress, an organization of St. Louis leaders working to improve community and business life in the region.

Marcio Froes is our Zone President, Latin America South. Born in 1968, he is a Brazilian citizen and received a Degree in Chemical Engineering from the Universidade Federal do Rio de Janeiro and a Master’s Degree in Brewing from the University of Madrid, Spain, in Industrial Technology. He joined Ambev in 1993 as a Management Trainee and has held roles in Supply, People and Sales, before being appointed Vice President People for our Canadian business in 2006. In Canada, he also served as Vice President Supply and Sales prior to being appointed Business Unit President from 2008 to 2009. Most recently, he was Vice President, Supply in Latin America North and was appointed Zone President Latin America South in January 2014.

Claudio Garcia is our Chief People Officer. Born in 1968, he is a Brazilian citizen and holds a Degree in Economics from the Universidade Estadual do Rio de Janeiro. Mr. Garcia joined Ambev as a management trainee in 1991 and thereafter held various positions in Finance and Operations before being appointed Information Technology and Shared Services Director in 2002. Mr. Garcia was appointed InBev’s Chief Information and Services Officer in January 2005 and its Chief People and Technology Officer in September 2006. To ensure a greater focus on building the best people pipeline globally, Mr. Garcia was appointed Chief People Officer in 2014 focusing on our People organization globally. This includes the Global Management Trainee Program, Global MBA recruitment, executive education and training and engagement initiatives.

Stuart MacFarlane is our Zone President Europe. Born in 1967, he is a citizen of the UK and received a Degree in Business Studies from Sheffield University in the UK. He is also a qualified Chartered Management Accountant. He joined our company in 1992 and since then has held senior roles in Finance, Marketing and Sales and was Managing Director for our company’s business in Ireland. Mr. MacFarlane was appointed President of AB InBev UK & Ireland in January 2008, and in January 2012, became our Zone President Central & Eastern Europe. In January 2014 he was appointed as Zone President Europe to lead our new single European zone.

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

Miguel Patricio is our Chief Marketing Officer. Born in 1966, he is a Portuguese citizen and holds a Degree in Business Administration from Fundação Getulio Vargas in São Paulo. Prior to joining Ambev in 1998, Mr. Patricio held several senior positions across the Americas at Philip Morris, the Coca-Cola Company and Johnson & Johnson. At Ambev, he was Vice President Marketing before being appointed Vice President Marketing of InBev’s North American zone based in Toronto in January 2005. In January 2006 he was promoted to Zone President North America, and in January 2008 he moved to Shanghai to take on the role of Zone President Asia Pacific. He became our Chief Marketing Officer in July 2012.

Bernardo Pinto Paiva is our Zone President Latin America North. Born in 1968, he is a Brazilian citizen and holds a Degree in Engineering from Universidade Federal do Rio de Janeiro and an Executive MBA from Pontifícia Universidade Católica do Rio de Janeiro. Mr. Pinto Paiva joined Ambev in 1991 as a management trainee and during his career at our company has held leadership positions in Sales, Supply, Distribution and Finance. He was appointed Zone President North America in January 2008 and Zone President Latin America South in January 2009 before becoming Chief Sales Officer in January 2012. Effective 1 January 2015, he became Zone President Latin America North and CEO of Ambev.

Ricardo Tadeu is our Zone President Mexico and Chief Executive Officer of Grupo Modelo. Born in 1976, he is a Brazilian citizen, and received a Law Degree from the Universidade Cândido Mendes in Brazil and a Master of Law from Harvard Law School in Cambridge, Massachusetts. He joined AB InBev in 1995 and has held various roles across the Commercial area. He was appointed Business Unit President for our operations in Hispanic Latin America in 2005, and served as Business Unit President, Brazil from 2008 to 2012.

Jo Van Biesbroeck is our Chief Strategy Officer. Born in 1956, Mr. Van Biesbroeck is a Belgian citizen and received a Degree in Economics from the Catholic University of Leuven. He joined Interbrew and held several positions in Controlling and Finance prior to becoming Senior Vice President Corporate Strategy in 2003. In January 2005, he was appointed Chief Strategy and Business Development Officer of InBev and, in May 2006, he took up the position of Chief Strategy and Sales Officer. In January 2010 he was appointed Zone President Western Europe and Chief Strategy Officer. Mr. Van Biesbroeck was appointed to the fully dedicated position of Chief Strategy Officer in January 2014.

General Information on the Members of the Executive Board of Management

In relation to each of the members of the executive board of management, other than as set out below, we are not aware of (i) any convictions in relation to fraudulent offenses in the last five years, (ii) any bankruptcies, receiverships or liquidations of any entities in which such members held any office, directorships or partner or senior management positions in the last five years, or (iii) any official public incrimination and/or sanctions of such members by statutory or regulatory authorities (including designated professional bodies), or disqualification by a court from acting as a member of the administrative, management or supervisory bodies of an issuer or from acting in the management or conduct of the affairs of any issuer for at least the previous five years.

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

Over the five years preceding the date of this Form 20-F, the members of the executive board of management have held the following main directorships (apart from directorships they have held with us and our subsidiaries) or memberships of administrative, management or supervisory bodies and/or partnerships:

Name	Current	Past
Claudio Braz Ferro	—	—

Carlos Brito	Director of Fundação Antonio e Helena Zerrenner	—

João Castro Neves	Director of Fundaçao Antonio e Helena Zerrenner	—

Sabine Chalmers	Director of the Association of Corporate Counsel (ACC), Legal Momentum	—

Michel Doukeris	—	—

Felipe Dutra	—	—

Pedro Earp	—	—

Luiz Fernando Edmond	—	—

Marcio Froes	—	—

Claudio Garcia	Director of Lojas Americanas	—

Stuart MacFarlane	—	—

Tony Milikin	—	Director of the Institute of Supply Management and Director of Supply Chain Council

Miguel Patricio	—	—

Bernardo Pinto Paiva	—	—

Ricardo Tadeu	—	—

Jo Van Biesbroeck	Director of Inno.com NV	—

B. COMPENSATION

Introduction

Our compensation system has been designed and approved to help motivate high performance. The goal is to deliver market-leading compensation, driven by both company and individual performance, and alignment with shareholders’ interests by encouraging ownership of our shares. Our focus is on annual and long-term variable pay, rather than on base salary or fees.

Share-Based Payment Plans

We currently have three primary share-based payment plans, namely our long-term incentive warrant plan (“LTI Warrant Plan”), established in 1999 and replaced by the long-term incentive stock option plan for directors (“LTI Stock Option Plan Directors”) in 2014, our share-based compensation plan (“Share-Based Compensation Plan”), established in 2006 (and amended as from 2010) and our long-term incentive stock option plan for executives (“LTI Stock Option Plan Executives”), established in 2009.

In addition, from time to time, we make exceptional grants to our employees and employees of our subsidiaries or grants of shares or options under plans established by us or by certain of our subsidiaries.

LTI Warrant Plan

Before 2014, we regularly issued warrants (droits de souscription/warrants, or rights to subscribe for newly issued shares) under our LTI Warrant Plan for the benefit of our directors and, until 2006, for the benefit of members of our executive board of management and other senior employees.

Each LTI warrant gives its holder the right to subscribe for one newly issued share. Shares subscribed for upon the exercise of LTI warrants are ordinary registered Anheuser-Busch InBev SA/NV shares. Holders of such shares have the same rights as any other registered shareholder. The exercise price of LTI warrants is equal to the average price of our shares on the regulated market of Euronext Brussels during the 30 days preceding their issue date. LTI warrants granted in the years prior to 2007 (except for 2003) have a duration of ten years. From 2007 onwards (and in 2003) LTI warrants have a duration of five years. LTI warrants are subject to a vesting period ranging from one to three years. Except as a result of the death of the holder, LTI warrants may not be transferred. Forfeiture of a warrant occurs in certain circumstances when the holder leaves our employment. At the annual shareholders’ meeting of 30 April 2014, all outstanding LTI warrants under our LTI Warrant Plan were converted into LTI stock options, i.e., the right to purchase existing shares of Anheuser-Busch InBev SA/NV instead of the right to subscribe to newly issued ordinary shares. All other terms and conditions of the existing grants under the LTI Warrant Plan remain unchanged.

Since 2007, members of our executive board of management and other employees are no longer eligible to receive warrants under the LTI Warrant Plan, but instead receive a portion of their compensation in the form of shares and options granted under our Share-Based Compensation Plan and LTI Stock Option Plan Executives. See “—Share-Based Compensation Plan” and “—LTI Stock Option Plan Executives” below. Since 2014, our directors are no longer eligible to receive warrants under the LTI Warrant Plan. Instead, on 30 April 2014, the annual shareholders’ meeting decided to replace the LTI Warrant Plan with the LTI Stock Option Plan Directors. As a result, grants to our directors now consist of LTI stock options instead of LTI warrants, i.e., the right to purchase existing shares instead of the right to subscribe to newly issued shares. Grants are made annually at our shareholders’ meeting on a discretionary basis upon recommendation of our Remuneration Committee. See “—C. Board Practices—Information about Our Committees—The Remuneration Committee.”

LTI stock options have an exercise price that is set equal to the market price of our shares at the time of granting, with a maximum lifetime of ten years and an exercise period that starts after five years. The LTI stock options cliff vest after five years. Unvested options are subject to specific forfeiture provisions in the event that the directorship is not renewed upon the expiry of its term or is terminated in the course of its term, due to a breach of duty by the director.

The table below provides an overview of all of the options outstanding under our LTI Warrant Plan as of 31 December 2014:

LTI Plan	Issue date of Options	Expiry date of options	Number of options granted(1)(2)		Number of options outstanding(1)	Exercise price	Number of options outstanding(1)	Exercise price
					Unadjusted(3)		As adjusted as a result of rights offering(4)
			(in millions)		(in millions)	(in EUR)	(in millions)	(in EUR)
1	29 June 1999	28 June 2009	1.301		0	14.23	0	8.90
2	26 October 1999	25 October 2009	0.046		0	13.76	—	—
3	25 April 2000	24 April 2010	2.425		0	11.64	0	7.28
4	31 October 2000	30 October 2010	0.397		0	25.02	0	15.64
5	13 March 2001	12 March 2011	1.186		0	30.23	0	18.90
6	23 April 2001	22 April 2011	0.343		0	29.74	0	18.59
7	4 September 2001	3 September 2011	0.053		0	28.69	0	17.94
8	11 December 2001	10 December 2011	1.919		0	28.87	0	18.05
9	13 June 2002	12 June 2012	0.245		0	32.70	0	20.44
10	10 December 2002	9 December 2012	3.464		0	21.83	0	13.65
11	29 April 2003	28 April 2008	0.066		0	19.51	—	—
12	27 April 2004	26 April 2014	3.881		0	23.02	0	14.39
13	26 April 2005	25 April 2015	2.544		0.072	27.08	0.020	16.93
14	25 April 2006	24 April 2016	0.688		0.091	38.70	0.025	24.20
15	24 April 2007	23 April 2012	0.120		0	55.41	—	—
16	29 April 2008	28 April 2013	0.120		0	58.31	—	—
17	28 April 2009	27 April 2014	1.199	(5)	0	21.72	—	—
18	27 April 2010	26 April 2015	0.215		0.120	37.51	—	—
19	26 April 2011	25 April 2016	0.215		0.200	40.92	—	—
20	27 April 2012	26 April 2017	0.200		0.200	54.71	—	—
21	24 April 2013	23 April 2018	0.185		0.185	76.20	—	—

	Total		20.812		0.868		0.045

Notes:

(1)	At the annual shareholders’ meeting of 30 April 2014, all outstanding LTI warrants under our LTI Warrant Plan (See “—Share-Based Payment Plans—LTI Warrant Plan”) were converted into LTI stock options, i.e., the right to purchase existing ordinary shares instead of the right to subscribe to newly issued ordinary shares. All other terms and conditions of the existing grants under the LTI Warrant Plan remained unchanged.
(2)	The number of stock options granted reflects the number of warrants originally granted under the LTI Warrant Plan, plus the number of additional warrants granted to holders of those warrants as a result of the adjustment resulting from our rights offering in December 2008, as described in more detail below. The number of stock options remaining outstanding from such grants, and their respective exercise prices, are shown separately in the table based on whether or not the relevant warrants, which have subsequently been converted to stock options, were adjusted in connection with our rights offering in December 2008.
(3)	Entries in the “unadjusted” columns reflect the number of stock options outstanding, and the exercise price of such stock options, in each case that were not adjusted as a result of our rights offering in December 2008, as described in more detail below.
(4)	Entries in the “adjusted” columns reflect the adjusted number of stock options outstanding, and the adjusted exercise price of such stock options as a result of our rights offering in December 2008, as described in more detail below.
(5)	984,203 of the 1,199,203 warrants granted on 28 April 2009 were granted to persons whose outstanding warrants were not adjusted as a result of our rights offering in December 2008 to compensate such persons for the effects of this non-adjustment as described in more detail below.

As of 31 December 2014, the total number of stock options and warrants granted under the LTI Warrant Plan, including the additional warrants granted to compensate for the effects of the December 2008 rights offering, is approximately 20.8 million. As of 31 December 2014, of the 0.913 million outstanding stock options, 0.523 million were vested.

The LTI Warrant Plan terms and conditions provide that, in the event that a corporate change decided by us and having an impact on our capital has an unfavorable effect on the exercise price of the LTI stock options, their exercise price and/or the number of our shares to which they give rights will be adjusted to protect the interests of their holders. Our rights offering in December 2008 constituted such a corporate change and triggered an adjustment. Pursuant to the LTI Warrant Plan terms and conditions, we determined that the most appropriate manner to account for the impact of the rights offering on the unexercised warrants was to apply the “ratio method” as set out in the NYSE Euronext “Liffe’s Harmonised Corporate Action Policy,” pursuant to which both the number of warrants and their exercise price were adjusted on the basis of a (P-E)/P ratio where “E” represented the theoretical value of the December 2008 rights and “P” represented the closing price of our shares on Euronext Brussels on the day immediately preceding the beginning of the relevant rights subscription period. The unexercised warrants were adjusted on 17 December 2008, the day after the closing of the rights offering. Based on the above “ratio method,” we used an adjustment ratio of 0.6252. The adjusted exercise price of the warrants equals the original exercise price multiplied by the adjustment ratio. The adjusted number of warrants equals the original number of warrants divided by the adjustment ratio. In total, 1,615,453 new warrants were granted pursuant to the adjustment.

The adjustment was not applied to warrants owned by persons that were directors at the time the warrants were granted. In order to compensate such persons, an additional 984,203 warrants were granted under the LTI grant on 28 April 2009, as authorized by our 2009 shareholders’ meeting. Two hundred and six thousand four hundred and forty nine warrants out of these 984,203 warrants were granted to our current directors. The table above reflects the adjusted exercise price and adjusted number of warrants.

The table below provides an overview of all of the stock options outstanding under our new LTI Stock Option Plan Directors as of 31 December 2014:

Grant date of stock options	Expiry date of stock options	Number of options granted	Number of options outstanding	Exercise price
		(in millions)	(in millions)	(in EUR)
30 April 2014	29 April 2024	0.185	0.185	80.83

Total		0.185	0.185

As of 31 December 2014, the total number of stock options granted under the LTI Stock Option Plan Directors is 0.185 million. As of 31 December 2014, of the 0.185 million outstanding options, none were vested.

For additional information on the LTI stock options held by members of our Board of Directors and members of our executive board of management, see “—Compensation of Directors and Executives.”

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

•	upon exercise, each option entitles the option holder to purchase one share; and

•	specific restrictions or forfeiture provisions apply in case the grantee leaves our employment.

The table below gives an overview of the matching options that were granted under the Share-Based Compensation Plan that were outstanding as of 31 December 2014:

Issue Date	Number of shares granted	Number of matching Options granted(3)	Number of matching options outstanding	Exercise price	Expiry date of options
	(in millions)	(in millions)	(in millions)	(in EUR)
27 April 2006	0.28	0.98	0.017	24.78	26 April 2016
2 April 2007(1)	0.44	1.42	0.088	33.59	1 April 2017
3 March 2008	0.42	1.66	0.693	34.34	2 March 2018
6 March 2009	0.16	0.40	0.135	20.49	5 March 2019
14 August 2009	1.10	3.76	2.115	27.06	13 August 2019
1 December 2009(2)	—	0.23	0.017	33.24	26 April 2016
1 December 2009(2)	—	0.39	0.028	33.24	1 April 2017
1 December 2009(2)	—	0.46	0.307	33.24	2 March 2018

Issue Date	Number of shares granted	Number of matching Options granted(3)	Number of matching options outstanding	Exercise price	Expiry date of options
	(in millions)	(in millions)	(in millions)	(in EUR)
1 December 2009(2)	—	0.02	0	33.24	5 March 2019
5 March 2010	0.28	0.70	0.591	36.52	4 March 2020
30 November 2010(2)	—	0.03	0.011	42.41	26 April 2016
30 November 2010(2)	—	0.02	0.015	42.41	1 April 2017
30 November 2010(2)	—	0.02	0.015	42.41	2 March 2018
30 November 2010(2)	—	0.03	0.024	42.41	13 August 2019
30 November 2010(2)	—	0.03	0.030	42.41	4 March 2020
30 November 2011(2)	—	0.01	0	44.00	26 April 2016
30 November 2011(2)	—	0.01	0	44.00	1 April 2017
30 November 2011(2)	—	0.01	0	44.00	2 March 2018
30 November 2011(2)	—	0.01	0	44.00	5 March 2019
30 November 2011(2)	—	0.03	0.014	44.00	13 August 2019
30 November 2011(2)	—	0.01	0.015	44.00	4 March 2020
25 January 2013(2)	—	0.01	0.005	67.60	2 March 2018
25 January 2013(2)	—	0.01	0.008	67.60	13 August 2019
25 January 2013(2)	—	0.01	0.009	67.60	4 March 2020
15 May 2013(2)	—	0.05	0.049	75.82	2 March 2018
15 May 2013(2)	—	0.04	0.042	75.82	5 March 2019
15 May 2013(2)	—	0.08	0.085	75.82	13 August 2019
15 May 2013(2)	—	0.01	0.005	75.82	4 March 2020
15 January 2014(2)	—	0.002	0.002	75.29	2 March 2018
15 January 2014(2)	—	0.005	0.005	75.29	5 March 2019
15 January 2014(2)	—	0.005	0.005	75.29	13 August 2019
15 January 2014(2)	—	0.007	0.007	75.29	4 March 2020
12 June 2014(2)	—	0.006	0.006	83.29	13 August 2019
12 June 2014(2)	—	0.002	0.002	83.29	4 March 2020
1 December 2014(2)	—	0.002	0.002	94.46	4 March 2020

Total	2.68	10.469	4.347

Notes:

(1)	Certain matching options granted in April 2007 have an exercise price of EUR 33.79 (USD 41.02).
(2)	Further to the establishment of our New York functional support office, we have established a “dividend waiver” program, which aims at encouraging the international mobility of executives while complying with all legal and tax obligations. According to this program, where applicable, the dividend protection feature of the outstanding matching options owned by executives who moved to the United States, has been cancelled. In order to compensate for the economic loss which results from this cancellation, a number of new matching options has been granted to these executives with a value equal to this economic loss. The new options have a strike price equal to the share price on the day preceding the grant date of the options. All other terms and conditions, in particular with respect to vesting, exercise limitations and forfeiture rules of the new options, are identical to the outstanding matching options for which the dividend protection feature was cancelled. The table above includes the new options.
(3)	The Share-Based Compensation Plan terms and conditions provide that, in the event that a corporate change decided by us and having an impact on our capital has an unfavorable effect on the exercise price of the matching options, the exercise price and/or number of our shares to which the options relate will be adjusted to protect the interests of the option holders. Our December 2008 rights offering constituted such a corporate change and triggered an adjustment. Pursuant to the Share-Based Compensation Plan terms and conditions, the unexercised matching options were adjusted in the same manner as the unexercised LTI warrants (see “—LTI Warrant Plan” above), and 1.37 million new matching options were granted in 2008 in connection with this adjustment. The table above reflects the adjusted exercise price and number of options.

As of 31 December 2014, of the 4.347 million outstanding matching options, 3.681 million were vested.

Share-Based Compensation Plan from 2010

On 5 March 2010, we modified the structure of the Share-Based Compensation Plan for certain executives, including members of our executive board of management and other senior management in our general headquarters. These executives receive their variable compensation in cash(1) but have the choice to invest some or all of the value of their variable compensation in our shares to be held for a five-year period, referred to as voluntary shares. Such voluntary investment leads to a 10% discount to the market price of the shares. Further, we will match such voluntary investment by granting three matching shares for each voluntary share invested, up to a limited total percentage of each executive’s variable compensation. The matching is based on the gross amount of the variable compensation invested. The percentage of the variable compensation that is entitled to get matching shares varies depending on the position of the executive. The Chief Executive Officer and members of our executive board of management currently may take up to a maximum of 60% of their variable compensation with matching shares. The current maximum for executives below the executive board of management is 40% or less. From 1 January 2011, the new plan structure applies to all other senior management.

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

Matching shares and discounted shares are granted in the form of restricted stock units which will be vested after five years. In case of termination of service before the vesting date, special forfeiture rules will apply. No performance conditions apply to the vesting of the restricted stock units. However, restricted stock units will only be granted under the double condition that the executive:

•	has earned a bonus, which is subject to the successful achievement of total company, business unit and individual performance targets; and

•	has agreed to reinvest all or part of his or her bonus in company shares that are locked for a five-year period.

In accordance with the authorization granted in our bylaws, as amended by the general shareholders’ meeting of 26 April 2011, the variable compensation system deviates from article 520 of the Belgian Company Code, as it allows:

1.	for the variable remuneration to be paid out based on the achievement of annual targets without staggering its grant or payment over a three-year period. However, executives are encouraged to invest some or all of their variable compensation in voluntary shares, which are blocked for five years. Such voluntary investment also leads to a grant of matching shares in the form of restricted stock units which only vest after five years, ensuring sustainable long-term performance; and

2.	for the voluntary shares granted under the share-based compensation plan to vest at their grant, instead of applying a vesting period of a minimum of three years. Nonetheless, as indicated above, the voluntary shares remain blocked for five years. On the other hand, any matching shares that are granted, will only vest after five years.

During 2014, we issued 0.89 million of matching restricted stock units pursuant to the new Share-Based Compensation Plan as described above, in relation to the 2013 bonus. These matching restricted stock units are valued at the share price at the day of grant, representing a fair value of approximately USD 89.9 million.

(1)

Depending on local regulations, the cash element in the variable compensation may be replaced by options which are linked to a stock market index or an investment fund of listed European blue-chip companies.

LTI Stock Option Plan Executives

As from 1 July 2009, senior employees are eligible for an annual long-term incentive to be paid out in LTI stock options (or, in the future, similar share-based instruments), depending on management’s assessment of the employee’s performance and future potential.

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

The table below gives an overview of the LTI stock options on our shares that have been granted under the LTI Stock Option Plan outstanding as of 31 December 2014:

Issue Date	Number of LTI stock options granted	Number of LTI stock options outstanding	Exercise price	Expiry date of options
	(in millions)	(in millions)	(in EUR)
18 December 2009	1.54	0.95	35.90	17 December 2019
30 November 2010	2.80	2.26	42.41	29 November 2020
30 November 2011	2.85	2.40	44.00	29 November 2021
30 November 2012	2.75	2.56	66.56	29 November 2022
14 December 2012	0.22	0.19	66.88	13 December 2022
2 December 2013	2.54	2.42	75.15	1 December 2023
19 December 2013	0.39	0.37	74.49	18 December 2023
1 December 2014	2.57	2.57	94.46	30 November 2024
17 December 2014	0.54	0.54	88.53	16 December 2024

The table below gives an overview of the LTI stock options on our American Depositary Shares that have been granted under the LTI Stock Option Plan outstanding as of 31 December 2014:

Issue Date	Number of LTI stock options granted	Number of LTI stock options outstanding	Exercise price	Expiry date of options
	(in millions)	(in millions)	(in USD)
30 November 2010	1.23	0.89	56.02	29 November 2020
30 November 2011	1.17	0.98	58.44	29 November 2021
30 November 2012	1.16	1.02	86.43	29 November 2022
14 December 2012	0.17	0.17	87.34	13 December 2022
2 December 2013	1.05	0.99	102.11	1 December 2023
19 December 2013	0.09	0.09	103.39	18 December 2023
1 December 2014	1.04	1.04	116.99	30 November 2024
17 December 2014	0.22	0.22	108.93	16 December 2024

Long-Term Restricted Stock Unit Programs

As of 2010, we have in place three Restricted Stock Unit Programs.

Restricted Stock Units Program: This program allows for the offer of restricted stock units to certain employees in certain specific circumstances. Grants are made at the discretion of our Chief Executive Officer. For example, grants may be made to compensate for assignments of expatriates in countries with difficult living conditions. The characteristics of the restricted stock units are identical to the characteristics of the Matching Shares that are granted as part of the Share-Based Compensation Plan. See “—Share-Based Compensation Plan—Share-Based Compensation Plan from 2010.” The restricted stock units vest after five years and in the case of termination of service before the vesting date, specific forfeiture rules apply. In 2014, 0.02 million restricted stock units were granted under the program to our senior management.

Exceptional Incentive Restricted Stock Units Program: This program allows for the exceptional offer of restricted stock units to certain employees at the discretion of our Remuneration Committee as a long-term retention incentive for our key employees. Employees eligible to receive a grant under the program will receive two series of restricted stock units. The first half of the restricted stock units vests after five years. The second half of the restricted stock units vests after ten years. In case of termination of service before the vesting date, specific forfeiture rules apply. In 2014, 0.18 million restricted stock units were granted under the program to our senior management.

Share Purchase Program: This program allows certain employees to purchase our shares at a discount. This program is a long-term retention incentive (i) for high-potential employees who are at a mid-manager level (“People Bet Share Purchase Program”) or (ii) for newly hired employees. A voluntary investment in our shares by the participating employee is matched with a grant of three matching shares for each share invested. The discount and matching shares are granted in the form of restricted stock units which vest after five years. In case of termination before the vesting date, special forfeiture rules apply. In 2014, our employees purchased 0.005 million shares under the program.

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

In total, members of our senior management exchanged 9.40 million Ambev shares for a total of 0.62 million of our shares in 2014 (0.13 million in 2013 and 0.11 million in 2012). The fair value of these transactions amounted to approximately 12.01 million in 2014 (USD 2.2 million in 2013 and USD 1.1 million in 2012).

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

The Exchange Program: Under this program, the vesting and transferability restrictions of the Series A Options granted under the November 2008 Exceptional Grant(1) and of the Options granted under the April 2009 Exceptional Grant(2) could be released, e.g., for executives who moved to the United States. These executives were then offered the opportunity to exchange their options against a number of our shares that remain locked up until 31 December 2018.

Because the Series A Options granted under the November 2008 Exceptional Grant and the Options granted under the April 2009 Exceptional Grant vested on 1 January 2014, the Exchange program is no longer relevant for these options. Instead, the Exchange program has now become applicable to the Series B Options granted under the November 2008 Exceptional Grant. Under the extended program, executives who are relocated, e.g., to the United States, can elect to exchange their options against a number of our ordinary shares that remain locked up until 31 December 2023.

In total, in 2014, members of our senior management exchanged approximately 0.54 million Series B Options granted under the November 2008 Exceptional Grant, for approximately 0.49 million of our shares. The exchanges were based on the fair market value of the share on the day of the exchange.

The Remuneration Committee has also approved a variant of the Exchange program, which allows the early release of the vesting conditions of the Series B Options granted under the November 2008 Exceptional Grant to João Castro Neves, who has been appointed Zone President North America as of 1 January 2015. In accordance with this approval, João Castro Neves exercised 0.54 million options. The shares that result from the exercise of the options will remain blocked until 31 December 2023.

Although required by the applicable Corporate Governance rules, these modifications to the original Exchange program have not been submitted to the shareholders for their prior approval, as the Board is of the opinion that they remain fully consistent with the original program and were necessary to enable the strategic relocation of the executives without further delay.

(1)	The Series A Options have a duration of ten years from granting and vested on 1 January 2014. The Series B Options have a duration of 15 years from granting and vest on 1 January 2019. The exercise of the stock options is subject, among other things, to us meeting a performance test. This performance test has been met as the net debt/EBITDA, as defined (adjusted for exceptional items) ratio fell below 2.5 before 31 December 2013. Specific forfeiture rules apply in the case of termination of employment. The exercise price of the options is EUR 10.32 (USD 12.53) or EUR 10.50 (USD 12.75), which corresponds to the fair market value of the shares at the time of the option grant, as adjusted for the rights offering that took place in December 2008.
(2)	The options have a duration of ten years from granting and vested on 1 January 2014. The exercise of the stock options is subject, among other things, to us meeting a performance test. This performance test has been met as the net debt/EBITDA, as defined (adjusted for exceptional items) ratio fell below 2.5 before 31 December 2013. Specific forfeiture rules apply in the case of termination of employment. The exercise price of the options is EUR 21.94 (USD 26.64) or EUR 23.28 (USD 28.26), which corresponds to the fair market value of the shares at the time of the option grant.

The Dividend Waiver Program: The dividend protection feature of the outstanding options, where applicable, owned by executives who move to the United States will be cancelled. In order to compensate for the economic loss which results from this cancellation, a number of new options is granted to these executives with a value equal to this economic loss. The new options have a strike price equal to the share price on the day preceding the grant date of the options. All other terms and conditions, in particular with respect to vesting, exercise limitations and forfeiture rules of the new options are identical to the outstanding options for which the dividend protection feature is cancelled. As a consequence, the grant of these new options does not result in the grant of any additional economic benefit to the executives concerned. In 2014, under this program:

•	On 15 January 2014, 0.02 million options were granted to our senior management and have a strike price of EUR 75.29 (USD 91.41), i.e., the closing share price on 14 January 2014.

•	On 12 June 2014, 0.01 million options were granted to our senior management and have a strike price of EUR 83.29 (USD 101.12), i.e., the closing share price on 11 June 2014.

•	On 1 December 2014, 0.002 million options were granted to our senior management and have a strike price of 94.46 EUR (USD 114.68), i.e., the closing share price on 28 November 2014.

All other terms and conditions of the options are identical to the outstanding options for which the dividend protection was cancelled.

Compensation of Directors and Executives

Unless otherwise specified, all compensation amounts in this section are gross of tax.

Board of Directors

Our directors receive fixed compensation in the form of annual fees and supplemental fees for physical attendance at Board committee meetings or supplemental Board meetings, and variable compensation in the form of LTI stock options. Our Remuneration Committee recommends the level of remuneration for directors, including the Chairman of the Board. These recommendations are subject to approval by our Board and, subsequently, by our shareholders at the annual general meeting. The Remuneration Committee benchmarks directors’ compensation against peer companies to ensure that it is competitive. In addition, the Board sets and revises, from time to time, the rules and level of compensation for directors carrying out a special mandate or sitting on one or more of the Board committees and the rules for reimbursement of directors’ business-related out-of-pocket expenses. See “—C. Board Practices—Information about Our Committees—The Remuneration Committee.”

Board Compensation in 2014

The base annual fee for our directors in 2014 amounted to EUR 75,000 (USD 100,308) based on attendance at ten Board meetings. The base supplement for each additional physical Board meeting or for each Committee meeting attended amounted to EUR 1,500 (USD 2,006).

The fees received by the Chairman of our Board in 2014 were double the respective base amounts. The Chairman of the Audit Committee was granted fees in 2014 which were 30% higher than the respective base amounts. All other directors received the base amount of fees. We do not provide pensions, medical benefits, benefits upon termination or end of service or other benefit programs to directors.

On 30 April 2014, the annual shareholders’ meeting, in accordance with its decision to replace the LTI Warrant Plan with a long-term incentive stock option plan for directors, granted each director 15,000 LTI stock options. The Chairman of the Board was granted 30,000 LTI stock options and the Chairman of the Audit Committee was granted 20,000 LTI stock options. The LTI stock options have an exercise price of EUR 80.83 per share, which is the closing price of our share on the day preceding the grant date, i.e., on 29 April 2014. The LTI stock options have a lifetime of ten years and cliff vest after five years, i.e., on 30 April 2019. See “—Share-Based Payment Plans—LTI Warrant Plan” for a description of the LTI Stock Option Plan Directors.

The table below provides an overview of the fixed and variable compensation that our directors received in 2014.

Name	Number of Board meetings attended	Annual fee for Board meetings	Fees for Committee meetings	Total fee	Number of stock options granted(1)
		(EUR)	(EUR)	(EUR)
María Asuncion Aramburuzabala (as of 30 April 2014)(2)	7	50,000	0	50,000	0
Alexandre Behring (as of 30 April 2014)	8	50,000	4,500	54,500	0
Paul Cornet de Ways Ruart	11	75,000	0	75,000	15,000
Stéfan Descheemaeker	12	75,000	6,000	81,000	15,000
Valentín Diez Morodo (as of 30 April 2014)(2)	6	50,000	0	50,000	0
Olivier Goudet	12	97,500	36,000	133,500	20,000
Jorge Paulo Lemann (until 30 April 2014)	4	25,000	1,500	26,500	15,000
Paulo Alberto Lemann (as of 30 April 2014)	8	50,000	4,500	54,500	0
Elio Leoni Sceti (as of 30 April 2014)(2)	7	50,000	4,500	54,500	0
Carlos Alberto da Veiga Sicupira	11	75,000	6,000	81,000	15,000
Grégoire de Spoelberch	11	75,000	6,000	81,000	15,000
Kees Storm (Chairman)	11	150,000	21,000	171,000	30,000
Marcel Herrmann Telles	12	75,000	24,000	99,000	15,000
Roberto Moses Thompson Motta (until 30 April 2014)	4	25,000	1,500	26,500	15,000
Alexandre Van Damme	12	75,000	18,000	93,000	15,000
Mark Winkelman	11	75,000	22,500	97,500	15,000

All directors as group	—	1,072,500	156,000	1,228,500	185,000

Notes:

(1)	Stock options were granted under the LTI Stock Option Plan Directors on 30 April 2014. See “—Share-Based Payment Plans—LTI Warrant Plan.” The stock options have an exercise price of EUR 80.83 (USD 98.14) per share, have a term of ten years and cliff vest after five years.

(2)	In 2014, Ms. Aramburuzabala, Mr. Diez and Mr. Sceti each also earned EUR 28,125 (USD 37,616) for attending the Board meetings in January, February and April 2014 in an advisory and non-voting capacity for contributing their experience and knowledge to the deliberations of the Board.

Stock Options Held by Directors

The table below sets forth, for each of our current directors, the number of LTI stock options they owned as of 31 December 2014(1):

	LTI 22(3)	LTI 21	LTI 20	LTI 19	LTI 18(4)	LTI 17(4)	Rights-Offering Compensation(2)	LTI 14	LTI 13(4)	LTI 12	Total options
Grant date	30 April 2014	24 April 2013	26 April 2012	26 April 2011	27 April 2010	28 April 2009	28 April 2009	25 April 2006	26 April 2005	27 April 2004
Expiry date	29 April 2024	23 April 2018	25 April 2017	25 April 2016	26 April 2015	27 April 2014	27 April 2014	24 April 2016	25 April 2015	26 April 2014
María Asuncion Aramburuzabala	0	0	0	0	0	0	0	0	0	0	0
Alexandre Behring	0	0	0	0	0	0	0	0	0	0	0
Paul Cornet de Ways Ruart	15,000	15,000	15,000	0	0	0	0	0	0	0	45,000
Stéfan Descheemaeker	15,000	15,000	15,000	15,000	0	0	0	0	0	0	60,000
Valentín Diez Morodo	0	0	0	0	0	0	0	0	0	0	0
Olivier Goudet	20,000	20,000	15,000	0	0	0	0	0	0	0	55,000
Paulo Alberto Lemann	0	0	0	0	0	0	0	0	0	0	0
Elio Leoni Sceti	0	0	0	0	0	0	0	0	0	0	0
Marcel Herrmann Telles	15,000	15,000	15,000	15,000	15,000	0	0	8,269	9,364	0	92,633

Grégoire de Spoelberch	15,000	15,000	15,000	15,000	0	0	0	0	0	0	60,000
Kees Storm	30,000	30,000	20,000	20,000	0	0	0	8,269	0	0	108,269
Alexandre Van Damme	15,000	15,000	15,000	15,000	0	0	0	8,269	0	0	68,269
Carlos Alberto da Veiga Sicupira	15,000	15,000	15,000	15,000	15,000	0	0	8,269	9,364	0	92,633
Mark Winkelman	15,000	15,000	15,000	15,000	15,000	0	0	8,269	9,364	0	92,633

Strike price (EUR)	80.83	76.20	54.51	40.92	37.51	21.72	21.72	38.70	27.08	23.02	—

Notes:

(1)	At the annual shareholders’ meeting of 30 April 2014, all outstanding LTI warrants under our LTI Warrant Plan (See “—Share-Based Payment Plans—LTI Warrant Plan”) were converted into LTI stock options, i.e., the right to purchase existing ordinary shares instead of the right to subscribe to newly issued ordinary shares. All other terms and conditions of the existing grants under the LTI Warrant Plan remained unchanged.
(2)	These options were part of the 984,203 warrants that were granted on 28 April 2009 to compensate for options that were not adjusted to take account of the effects of our December 2008 rights offering. See “—Share-Based Payment Plans—LTI Warrant Plan” for more details.
(3)	Stock options were granted under the LTI Stock Option Plan Directors in April 2014. See “—Share-Based Payment Plans—LTI Warrant Plan.” The stock options have an exercise price of EUR 80.83 (USD 98.14) per share, have a term of ten years and cliff vest after five years.
(4)	In February 2014, Stéfan Descheemaeker exercised 5,000 options of the LTI 18 Series. In April 2014, Carlos Sicupira, Marcel Telles and Mark Winkelman exercised their options of the LTI 17 Series that expired on 27 April 2014. In September 2014, Kees Storm exercised 20,000 options of the LTI 18 Series and 9,364 options of the LTI 13 Series. In November 2014, Grégoire de Spoelberch exercised 15,000 options of the LTI 18 Series. In December 2014, Alexandre Van Damme exercised 15,000 options of the LTI 18 Series and 9,364 options of the LTI 13 Series.

Board Share Ownership

The table below sets forth the number of our shares owned by our directors as of 15 February 2015:

Name	Number of our shares held		% of our outstanding shares
María Asuncion Aramburuzabala	(*	)	(*	)
Alexandre Behring	(*	)	(*	)
Paul Cornet de Ways Ruart	(*	)	(*	)
Stéfan Descheemaeker	(*	)	(*	)
Valentín Diez Morodo	(*	)	(*	)
Olivier Goudet	(*	)	(*	)
Paulo Alberto Lemann	(*	)	(*	)
Elio Leoni Sceti	(*	)	(*	)
Grégoire de Spoelberch	(*	)	(*	)
Kees Storm	(*	)	(*	)
Marcel Herrmann Telles	(*	)	(*	)
Alexandre Van Damme	(*	)	(*	)
Carlos Alberto da Veiga Sicupira	(*	)	(*	)
Mark Winkelman	(*	)	(*	)

TOTAL	4,394,948		<1%

Note:

(*)	Each director owns less than 1% of our outstanding shares as of 15 February 2015.

Executive Board of Management(1)

The main elements of our executive remuneration are (i) a fixed base salary, (ii) variable performance-related compensation, (iii) long-term incentive stock options, (iv) post-employment benefits and (v) other compensation.

Our executive compensation and reward programs are overseen by our Remuneration Committee. It submits recommendations on the compensation of our Chief Executive Officer to the Board for approval. Upon the recommendation of our Chief Executive Officer, the Remuneration Committee also submits recommendations on the compensation of the other members of our executive board of management to our Board for approval. Such submissions to our Board include recommendations on the annual targets and corresponding variable compensation scheme. Further, in certain exceptional circumstances, the Remuneration Committee or its appointed designees may grant limited waivers from lock-up requirements provided that adequate protections are implemented to ensure that the commitment to hold shares remains respected until the original termination date. The Nomination Committee approves our targets and individual annual targets and the Remuneration Committee approves the target achievement and corresponding annual and long-term incentives of members of our executive board of management. See “C. Board Practices—Information about Our Committees—The Remuneration Committee.” The remuneration policy and any schemes that grant shares or rights to acquire shares are submitted to our annual shareholders’ meeting for approval.

Our compensation system is designed to support our high-performance culture and the creation of long-term sustainable value for our shareholders. The goal of the system is to reward executives with market-leading compensation, which is conditional upon both our overall success and individual performance. It ensures alignment with shareholders’ interests by strongly encouraging executive ownership of shares in our company and enables us to attract and retain the industry’s best talent at global levels.

Through our Share-Based Compensation Plan, executives who demonstrate personal financial commitment to us by investing (all or part of) their annual variable compensation in our shares will be rewarded with the potential for significantly higher long-term compensation.

Base Salary

In order to ensure alignment with market practice, base salaries are reviewed against benchmarks on an annual basis. These benchmarks are collated by independent compensation consultants, in relevant industries and geographies. For benchmarking, a custom sample of Fast Moving Consumer Goods peer companies (“Peer Group”) is used when available. The Peer Group consists, among others, of British American Tobacco, Cargill Europe, Coca Cola Enterprises, Kimberly Clark, PepsiCo International, Phillip Morris and Unilever. If Peer Group data are not available for a given level in certain geographies, data from Fortune 100 companies are used. Our executives’ base salaries are intended to be aligned to mid-market levels for the appropriate market. Mid-market means that for a similar job in the market, 50% of companies in that market pay more and 50% of companies pay less. Executives’ total compensation is intended to be 10% above the 3rd quartile.

In 2014, based on his employment contract, our Chief Executive Officer earned a fixed salary of EUR 1.22 million (USD 1.64 million). The other members of our executive board of management earned an aggregate base salary of EUR 7.77 million (USD 10.39 million).

Variable Performance-Related Compensation – Share-Based Compensation Plan

The variable performance- related compensation element of remuneration for members of our executive board of management is aimed at rewarding executives for driving our short- and long-term performance.

The target variable compensation is expressed as a percentage of the annual market reference salary applicable to the executive based on Peer Group or other data (as described above).

(1)

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

The effective pay-out of variable compensation is directly correlated with performance, i.e., linked to the achievement of total company, business unit and individual targets, all of which are based on performance metrics.

Total company and business unit targets are based on four key performance metrics which focus on top-line growth, profitability and value creation. For 2014 and 2015, these key performance metrics are market share, total revenue growth, EBITDA and cash flow.

Below a hurdle of achievement for total company and business unit targets, no bonus is earned.

In addition, the final individual bonus pay-out percentage also depends on each executive’s personal achievement of their individual performance targets. Individual performance targets of the CEO and the executive board of management may consist of financial and non-financial targets, such as sustainability and other elements of corporate social responsibility as well as compliance- and ethics-related targets. Typical performance measures in this area can relate to employee management, talent pipeline, Better World goals and compliance dashboards, among other metrics that are also important for sustainable financial performance.

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

Variable Compensation for Performance in 2014 – Expected to be Paid in March 2015

For the full year 2014, the Chief Executive Officer earned variable compensation of EUR 1 million (USD 1.34 million). The other members of the executive board of management earned aggregate variable compensation of EUR 4.86 million (USD 6.50 million).

The amount of variable compensation is based on our company’s performance during the year 2014 and the executives’ individual target achievement. The variable compensation is expected to be paid in March 2015.

Variable Compensation for Performance in 2013 – Paid in March 2014

For the full year 2013, the Chief Executive Officer earned variable compensation of EUR 3.29 million (USD 4.36 million). The other members of the executive board of management earned aggregate variable compensation of EUR 11.44 million (USD 15.15 million).

The amount of variable compensation is based on our company’s performance during the year 2013 and the executives’ individual target achievement. The variable compensation was paid in March 2014.

Long-Term Incentive Stock Options

The following table sets forth information regarding the number of stock options granted in 2014 under the 2009 Long-Term Incentive Stock-Option Plan to our Chief Executive Officer and the other members of our executive board of management. See“—Share-Based Payment Plans—LTI Stock-Option Plan Executives” above.

The options were granted on 1 December 2014, have an exercise price of EUR 94.46 (USD 114.68) and become exercisable after five years:

Name	Long-Term Incentive options granted
Carlos Brito – CEO	167,634
Miguel Patricio	64,095
Sabine Chalmers	44,510
Michel Doukeris	66,766
Felipe Dutra	80,119

Name	Long-Term Incentive options granted
Luiz Fernando Edmond	80,119
Claudio Braz Ferro	35,608
Marcio Froes(1)	0
Claudio Garcia	31,157
Stuart MacFarlane	35,608
Tony Milikin	22,255
João Castro Neves (1)	0
Bernardo Pinto Paiva	53,412
Ricardo Tadeu	33,383
Jo Van Biesbroeck	35,608

Note:

(1)	João Castro Neves, Zone President Latin America North until 31 December 2014, reported to the Board of Directors of Ambev until that date. He and Marcio Froes, Zone President Latin America South, participated in 2014 in the incentive plans of Ambev S.A. that are disclosed separately by Ambev.

Programs for Maintaining Consistency of Benefits granted and for Encouraging Global Mobility of Executives

The Remuneration Committee has also approved a variant of the Exchange program, which allows early release of the vesting conditions of the Series B options granted under the November 2008 Exceptional Grant to João Castro Neves, who has been appointed Zone President North America as of 1 January 2015. In accordance with this approval, João Castro Neves exercised 0.54 million options. The shares that result from the exercise of the options will remain blocked until 31 December 2023.

In 2014, none of the members of our executive board of management participated in the Dividend waiver. See “—Share-Based Payment Plans” above.

Post-Employment Benefits

We sponsor various post-employment benefit plans worldwide. These include pension plans, both defined contribution plans and defined benefit plans, and other post-employment benefits. See note 23 to our audited consolidated financial statements as of 31 December 2014 and 2013, and for the three years ended 31 December 2014 for further details on our employee benefits.

Defined Contribution Plans: For defined contribution plans, we pay contributions to publicly or privately administered pension funds or insurance contracts. Once the contributions have been paid, we have no further payment obligation. The regular contribution expenses constitute an expense for the year in which they are due. For 2014, our defined contribution expenses amounted to USD 145 million compared to USD 117 million for 2013.

Defined Benefit Plans: We contribute to 63 defined benefit plans, of which 49 are retirement plans and 14 are medical cost plans. Most plans provide benefits related to pay and years of service. In 2014, the deficit under our post-employment and long-term employee benefit plans increased to USD 3,039 million. In 2015, we expect to contribute approximately USD 250 million to our funded defined benefit plans and USD 68 million to our unfunded defined benefit plans and post-retirement medical plans.

Our executives participate in our pension schemes in either Belgium or their home country. These schemes are in line with predominant market practices in the respective geographic environments.

Our Chief Executive Officer participates in a defined contribution plan. Our annual contribution to his plan amounts to approximately USD 0.24 million. The total amount we had set aside to provide pension, retirement or similar benefits for members of our executive board of management in the aggregate was USD 2 million as of both 31 December 2014 and 31 December 2013. See note 31 to our audited consolidated financial statements as of 31 December 2014 and 2013, and for the three years ended 31 December 2014.

Other Compensation

We also provide executives with life and medical insurance and perquisites and other benefits that are competitive with market practice in the markets where such executives are employed. In addition to life and medical insurance, our Chief Executive Officer enjoys a schooling allowance in accordance with local market practice for a limited period of time.

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

Termination arrangements are in line with legal requirements and/or jurisprudential practice. The termination arrangements for the members of the executive board of management provide for a termination indemnity of 12 months of remuneration including variable compensation in case of termination without cause. The variable compensation for purposes of the termination indemnity shall be calculated as the average of the variable compensation paid to the executive for the last two years of employment prior to the year of termination. In addition, if we decide to impose upon the executive a non-compete restriction of 12 months, the executive shall be entitled to receive an additional indemnity of six months. During the year 2014, Francisco Sà, former Zone President Latin America South, left the company. He was granted a termination payment that corresponds to 12 months of base salary plus an amount corresponding to the average of bonuses paid for 2012 and 2013.

Carlos Brito was appointed to serve as our Chief Executive Officer starting as of 1 March 2006. In the event of termination of his employment other than on the grounds of serious cause, he is entitled to a termination indemnity of 12 months of remuneration including variable compensation as described above. There is no “claw-back” provision in case of misstated financial statements.

Options Owned by Executives

The table below sets forth the number of LTI stock options and matching options owned by the members of our executive board of management in aggregate as of 31 December 2014 under the LTI Stock-Option Plan Executives, the Share-Based Compensation Plans and the 2008 Exceptional Grant. Our executive board of management does not hold any warrants or stock options relating to our shares under our other incentive plans.

Program	Options held in aggregate by our executive board of management	Strike price (EUR)	Grant date	Expiry date
LTI Stock-Option Plan 2009	654,939	35.90	18 December 2009	17 December 2019
LTI Stock-Option Plan 2009	850,693	42.41	30 November 2010	29 November 2020
LTI Stock-Option Plan 2009	904,800	44.00	30 November 2011	29 November 2021
LTI Stock-Option Plan 2009	1,145,494	66.56	30 November 2012	29 November 2022
LTI Stock-Option Plan 2009	903,110	75.15	2 December 2013	1 December 2023
LTI Stock Option Plan 2009	750,274	94.46	1 December 2014	30 November 2024
Matching options 2007	23,652	33.59	2 April 2007	1 April 2017
Matching options 2008	533,816	34.34	3 March 2008	2 March 2018
Matching options 2009	1,369,734	27.06	14 August 2009	13 August 2019
Matching options 2009	80,765	20.49	6 March 2009	5 March 2019
Matching options 2010	15,296	36.52	5 March 2010	4 March 2020
November 2008 Exceptional Grant Options Series A	361,484	10.32	25 November 2008	24 November 2018
November 2008 Exceptional Grant Options Series A	542,226	10.50	25 November 2008	24 November 2018
November 2008 Exceptional Grant Options Series A – Dividend Waiver 09(1)	213,168	33.24	1 December 2009	24 November 2018
November 2008 Exceptional Grant Options Series B	903,710	10.50	25 November 2008	24 November 2023
November 2008 Exceptional Grant Options Series B	4,626,996	10.32	25 November 2008	24 November 2023
November 2008 Exceptional Grant Options Series B – Dividend Waiver 09(1)	2,406,406	33.24	1 December 2009	24 November 2023
November 2008 Exceptional Grant Options Series B – Dividend Waiver 11(1)	243,901	40.35	11 July 2011	24 November 2023
November 2008 Exceptional Grant Options Series B – Dividend Waiver 13(1)	286,977	75.82	15 May 2013	24 November 2023
Matching options 2007 – Dividend Waiver 09(1)	14,641	33.24	1 December 2009	1 April 2017
Matching options 2008 – Dividend Waiver 09(1)	265,393	33.24	1 December 2009	2 March 2018
Matching options 2008 – Dividend Waiver 13(1)	49,468	75.82	15 May 2013	2 March 2018
Matching options 2009 – Dividend Waiver 13(1)	74,869	75.82	15 May 2013	5 March 2019
Matching options 2009 – Dividend Waiver 13(1)	37,131	75.82	15 May 2013	13 August 2019

Note:

(1)	Options granted under the dividend waiver program. See “—Share-Based Payment Plans.”

Executive Share Ownership

The table below sets forth the number of our shares owned by the members of the executive board of management as of 13 February 2015:

Name	Number of our shares held		% of our outstanding shares
Carlos Brito	(*	)	(*	)
João Castro Neves	(*	)	(*	)
Sabine Chalmers	(*	)	(*	)
Michel Doukeris	(*	)	(*	)
Felipe Dutra	(*	)	(*	)
Pedro Earp	(*	)	(*	)
Luiz Fernando Edmond	(*	)	(*	)
Claudio Ferro	(*	)	(*	)
Marcio Froes	(*	)	(*	)
Claudio Garcia	(*	)	(*	)
Stuart MacFarlane	(*	)	(*	)
Tony Milikin	(*	)	(*	)
Miguel Patricio	(*	)	(*	)
Bernardo Pinto Paiva	(*	)	(*	)
Ricardo Tadeu	(*	)	(*	)
Jo Van Biesbroeck	(*	)	(*	)

TOTAL	11,929,054		<1%

Note:

(*)	Each member of our executive board of management owns less than 1% of our outstanding shares as of 13 February 2015.

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

The Audit Committee assists our Board in its responsibility for oversight of (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements and the environmental and social responsibilities, (iii) the statutory auditors’ qualification and independence, and (iv) the performance of the statutory auditors and our internal audit function. The Audit Committee is entitled to review information on any point it wishes to verify, and is authorized to acquire such information from any of our employees. The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the statutory auditor. It also establishes procedures for confidential complaints regarding questionable accounting or auditing matters. It is also authorized to obtain independent advice, including legal advice, if this is necessary for an inquiry into any matter under its responsibility. It is entitled to call on the resources that will be needed for this task. It is entitled to receive reports directly from the statutory auditor, including reports with recommendations on how to improve our control processes.

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

The current members of the Finance Committee are Alexandre Van Damme (Chairman), Stéfan Descheemaeker, Paulo Alberto Lemann, Alexandre Behring and Mark Winkelman.

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

The current members of the Remuneration Committee are Marcel Herrmann Telles (Chairman), Olivier Goudet and Elio Leoni Sceti.

The Committee meets at least four times a year, and more often if required, and can be convoked by its Chairman or at the request of at least two of its members. The Committee holds the majority of its physical meetings each year in Belgium.

The Remuneration Committee’s principal role is to guide the Board with respect to all its decisions relating to the remuneration policies for the Board, the Chief Executive Officer and the executive board of management and on their individual remuneration packages. The Committee ensures that the Chief Executive Officer and members of the executive board of management are incentivized to achieve, and are compensated for, exceptional performance. The Committee also ensures the maintenance and continuous improvement of our company’s compensation policy which is to be based on meritocracy with a view to aligning the interests of its employees with the interests of all shareholders. In certain exceptional circumstances, the Remuneration Committee or its appointed designees may grant limited waivers from lock-up requirements provided that adequate protections are implemented to ensure that the commitment to hold shares remains respected until the original termination date.

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

D. EMPLOYEES

As of 31 December 2014, we employed approximately 155,000 people.

Overview of Employees per Business Segment

The table below sets out the number of full-time employees at the end of each relevant period in our business segments.

	As of 31 December
	2014	2013	2012
North America(5)	15,348	16,852	17,136
Mexico(1)	30,927	34,203	N/A
Latin America North(2)(4)	38,381	38,338	36,241
Latin America South(2)	10,872	10,482	10,924
Europe(3)(4)	13,865	15,096	16,989
Asia Pacific	42,727	37,680	34,455
Global Export & Holding Companies	1,910	1,936	1,888

Total	154,029	154,587	117,632

Notes:

(1)	Mexico became a separate business segment on 4 June 2013 upon completion of the combination with Grupo Modelo.
(2)	Peru and Ecuador were transferred from the Latin America North zone to the Latin America South zone on 1 January 2013. The figures for both zones reflect this allocation.
(3)	Effective 1 January 2014, we created a single Europe zone by combining two preexisting zones: Western Europe and Central & Eastern Europe.
(4)	As part of the creation of a single Europe zone, our interest in our joint venture in Cuba was moved from the Western Europe zone to the Latin America North zone. The figures for both zones reflect this allocation from 1 January 2014.
(5)	Effective 1 January 2014, we ceased the proportional consolidation of certain operations we have in Canada and started to apply equity reporting as of that date without a material impact on our audited consolidated financial statements as of 31 December 2014.

Employee Compensation and Benefits

To support our culture that recognizes and values results, we offer employees competitive salaries benchmarked to fixed mid-market local salaries, combined with variable incentive schemes based on individual performance and performance of the business entity in which they work. Senior employees above a certain level are eligible for the Share-Based Compensation Plan. See “B. Compensation—Share-Based Payment Plans—Share-Based Compensation Plan” and “B. Compensation—Compensation of Directors and Executives—Executive Board of Management.” Depending on local practices, we offer employees and their family members pension plans, life insurance, medical, dental and optical insurance, death-in-service insurance and illness and disability insurance. Some of our countries have tuition reimbursement plans and employee assistance programs.

Labor Unions

Many of our hourly employees across our business segments are represented by unions. Generally, relationships between us and the unions that represent our employees are good. See “D. Risk Factors—Risks Relating to Our Business—We are exposed to labor strikes and disputes that could lead to a negative impact on our costs and production level.”

In Europe, collective bargaining occurs at the local and/or national level in all countries with union representation for our employees. The degree of membership in unions varies from country to country, with a low proportion of membership in the United Kingdom and the Netherlands, and a high proportion of membership in Belgium and Germany. A European Workers Council has been established since 1996 to promote the social dialogue and to exchange opinions at a European level.

In Mexico, approximately half of our employees are union members. Our collective bargaining agreements are negotiated and executed separately for each facility or distribution center. They are periodically reviewed with the unions as mandated by Mexican Labor Law (i.e., yearly revisions of salary, benefits and salary revisions every two years).

All of our employees in Brazil are represented by labor unions, but less than 5% of our employees in Brazil are actually members of labor unions. The number of administrative and distribution employees who are members of labor unions is not significant. Salary negotiations are conducted annually between the workers’ unions and us. Collective bargaining agreements are negotiated separately for each facility or distribution center. Our Brazilian collective bargaining agreements have a term of one or two years, and we usually enter into new collective bargaining agreements on or prior to the expiration of the existing agreements.

In Canada, nearly two-thirds of the total workforce within brewery operations, logistics, office administration and sales is unionized with collective bargaining agreements ranging in duration from three to seven years.

Our United States organization has approximately 5,500 hourly brewery workers represented by the International Brotherhood of Teamsters. Their compensation and other terms of employment are governed by collective bargaining agreements negotiated between us and the Teamsters. We announced a new five-year agreement with our Teamster-represented brewery workers on 30 April 2014. Approximately 2,000 hourly employees at certain company-owned distributorships and packaging plants also are represented by the Teamsters and other unions, with local bargaining agreements ranging in distribution from three to five years.

E. SHARE OWNERSHIP

For a discussion of the share ownership of our directors and executives, as well as arrangements involving our employees in our capital, see “Item 6. Directors, Senior Management and Employees—B. Compensation.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

Shareholding Structure

The following table shows our shareholding structure on the date specified below based on the notifications made to us and to the Belgian Financial Services and Markets Authority (the “FSMA”) by the shareholders specified below in accordance with Article 6 of the Belgian Law of 2 May 2007 on the disclosure of significant shareholdings in listed companies and in accordance with Article 74 of the Belgian Law of 1 April 2007 on public takeover bids or information based on public filings with the U.S. Securities and Exchange Commission.

The first ten entities mentioned in the table act in concert (see “—Shareholders’ Arrangements”) and hold 838,902,092 of our shares, representing 52.16% of the voting rights attached to our shares outstanding as of 31 December 2014. Under Belgian law, shareholders are required to notify us as soon as the amount of securities held giving voting right exceeds or falls below a 3% threshold.

All of our shares have the same voting rights.

Major shareholders	Number of our shares held	% of the voting rights attached to our outstanding shares held	As of date in notification or SEC filing(7)
Stichting Anheuser-Busch InBev, a stichting incorporated under Dutch law (the “Stichting”)(1)(2)	663,074,831	41.23%	31 December 2014
EPS Participations S.à.R.L., a company incorporated under Luxembourg law, affiliated to Eugénie Patri Sébastien (EPS) S.A., its parent company(2)(3)(5)	128,437,141	7.99%	31 December 2014
Eugénie Patri Sébastien (EPS) S.A., a company incorporated under Luxembourg law, affiliated to the Stichting that it jointly controls with BRC S.à.R.L. (2)(3)(5)	100,000	0.01%	31 December 2014
Rayvax Société d’Investissement S.A., a company incorporated under Belgian law	10	<0.01%	31 December 2014
Fonds Verhelst SPRL, a company with a social purpose incorporated under Belgian law	0	0%	31 December 2014
Fonds Voorzitter Verhelst SPRL, a company with a social purpose incorporated under Belgian law, affiliated to Fonds Verhelst SPRL with social purpose, that controls it	6,997,665	0.43%	31 December 2014
Stichting Fonds InBev-Baillet Latour, a stichting incorporated under Dutch law	0	0%	31 December 2014
Fonds InBev-Baillet Latour SPRL, a company with a social purpose incorporated under Belgian law, affiliated to Stichting Fonds InBev-Baillet Latour under Dutch law, that controls it(6)	5,485,415	0.34%	31 December 2014
BRC S.à.R.L., a company incorporated under Luxembourg law, affiliated to the Stichting that it jointly controls with Eugénie Patri Sébastien (EPS) S.A.(2)(4)	34,322,236	2.13%	31 December 2014
Sébastien Holding NV/SA, a company incorporated under Belgian law, affiliated to Rayvax Société d’Investissement S.A., its parent company	484,794	0.03%	31 December 2014
Anheuser-Busch InBev SA/NV	356,336	0.02%	31 December 2014
Brandbrew S.A., a company incorporated under Luxembourg law and a subsidiary of Anheuser-Busch InBev SA/NV	525,894	0.03%	31 December 2014
BlackRock, Inc.	Undisclosed	< 3.00%	25 February 2014

Notes:

(1)	See section “—Controlling Shareholder.” By virtue of their responsibilities as directors of the Stichting, Stéfan Descheemaeker, Paul Cornet de Ways Ruart, Grégoire de Spoelberch, Alexandre Van Damme, Marcel Herrmann Telles, Jorge Paulo Lemann, Roberto Moses Thompson Motta and Carlos Alberto Sicupira may be deemed, under the rules of the SEC, to be beneficial owners of our ordinary shares held by the Stichting. However, each of these individuals disclaims such beneficial ownership in such capacity.
(2)	See section “—Shareholders’ Arrangements.”
(3)	By virtue of their responsibilities as directors of Eugénie Patri Sébastien (EPS) S.A. and EPS Participations S.à.R.L., Stéfan Descheemaeker, Paul Cornet de Ways Ruart, Grégoire de Spoelberch and Alexandre Van Damme may be deemed, under the rules of the SEC, to be beneficial owners of our ordinary shares held by Eugénie Patri Sébastien (EPS) S.A. and EPS Participations S.à.R.L. However, each of these individuals disclaims such beneficial ownership in such capacity.
(4)	Marcel Herrmann Telles, Jorge Paulo Lemann and Carlos Alberto Sicupira have disclosed to us that they control BRC S.à.R.L. and as a result, under the rules of the SEC, they are deemed to be beneficial owners of our ordinary shares held by BRC S.à.R.L. By virtue of their responsibilities as directors of BRC S.à.R.L., Alexandre Behring and Paulo Alberto Lemann may also be deemed, under the rules of the SEC, to be the beneficial owner of our ordinary shares held by BRC S.à.R.L. However, Alexandre Behring and Paulo Alberto Lemann disclaim such beneficial ownership in such capacity.
(5)	On 18 December 2013, Eugénie Patri Sébastien (EPS) S.A. contributed to EPS Participations S.à.R.L. its certificates in the Stichting and the shares it held directly in Anheuser-Busch InBev SA/NV, except for 100,000 shares.
(6)	On 27 December 2013, Stichting Fonds InBev-Baillet Latour under Dutch law, acquired a controlling stake in Fonds-InBev Baillet Latour SPRL with a social purpose.
(7)	On 13 February 2015, a Schedule 13G was filed confirming that, as of 31 December 2014, a group of shareholders beneficially hold 838,902,092 of our shares, representing 52.16% of our voting rights.

Since 1 January 2010 and until 31 December 2014, there have been no significant changes for the first ten entities mentioned in the table above. Since 1 January 2010 and until 31 December 2014, there have been no significant changes for either Anheuser-Busch InBev SA/NV or Brandbrew SA. On 25 February 2014 BlackRock, Inc. notified us that its shareholdings had fallen below 3% of our voting rights. This notification was subsequent to a series of successive notifications in 2014 and 2013 in which BlackRock, Inc. notified us that its shareholding exceeded or had fallen below the threshold of 3% of our voting rights (17 February 2014, 3 February 2014, 23 January 2014, 21 January 2014, 28 October 2013, 26 June 2013, 4 March 2013).

U.S. Holders of Record

As a number of our shares are held in dematerialized form, we are not aware of the identity of all our shareholders. As of 31 December 2014, we had 9,098,545 registered shares held by 164 record holders in the United States, representing approximately 0.6% of the voting rights attached to our shares outstanding as of such date. As of 31 December 2014, we also had 125,819,209 ADSs outstanding, each representing one ordinary share.

Controlling Shareholder

Our controlling shareholder is the Stichting, a foundation (stichting) organized under the laws of the Netherlands which represents an important part of the interests of the founding Belgian families of Interbrew (mainly represented by Eugénie Patri Sébastien S.A.) and the interests of the Brazilian families which were previously the controlling shareholders of Ambev (represented by BRC S.à.R.L.).

On 16 January 2015, Eugénie Patri Sébastien S.A. transferred one of our shares to the Stichting for certification by the latter, so that on 16 January 2015, Eugénie Patri Sébastien held 99,999 of our shares and the Stichting owned 663,074,832 of our shares, which represented a 41.23% voting interest in us based on the number of our shares outstanding as of 16 January 2015. The Stichting and certain other entities acting in concert with it (see “—Shareholders’ Arrangements” below) held, in the aggregate, 52.16% of our shares based on the number of our shares outstanding on 16 January 2015. As of 16 January 2015, BRC S.à.R.L. held 331,537,416 class B Stichting certificates (indirectly representing 20.61% of our shares), Eugénie Patri Sébastien S.A. held 1 class A Stichting certificate and EPS Participations S.à.R.L. held 331,537,415 class A Stichting certificates (together indirectly representing 20.61% of our shares). The Stichting is governed by its bylaws and its conditions of administration.

Shareholders’ Arrangements

In connection with the combination of Interbrew with Ambev in 2004, BRC S.à.R.L., Eugénie Patri Sébastien S.A., Rayvax Société d’Investissement S.A. and the Stichting entered into a shareholders’ agreement on 2 March 2004 which provides for BRC S.à.R.L. and Eugénie Patri Sébastien S.A. to hold their interests in us through the Stichting (except for approximately 128 million of our shares that are held directly or indirectly by Eugénie Patri Sébastien S.A. and approximately 34 million of our shares that are held directly by BRC S.à.R.L. as of 31 December 2014 (see “—Shareholding Structure”). The shareholders’ agreement was amended and restated on 9 September 2009. On 18 December 2013, Eugénie Patri Sébastien S.A. contributed to EPS Participations S.à.R.L. its certificates in the Stichting and the shares it held in Anheuser-Busch InBev SA/NV, except for 100,000 shares. Immediately thereafter, EPS Participations S.à.R.L. joined the concert constituted by BRC S.à.R.L., Eugénie Patri Sébastien S.A., Rayvax Société d’Investissement S.A. and the Stichting and adhered to the shareholders’ agreement. On 18 December 2014, the Stichting, Eugénie Patri Sébastien S.A., EPS Participations S.à.R.L., BRC S.à.R.L. and Rayvax Société d’Investissement S.A. entered into a new shareholders’ agreement that replaced the previous shareholders’ agreement of 2009 and has been filed as Exhibit 3.2 to this Form 20-F.

The shareholders’ agreement addresses, among other things, certain matters relating to our governance and management and to the governance and management of the Stichting, as well as (i) the transfer of the Stichting certificates and (ii) the decertification and re-certification process of our shares and the circumstances in which our shares held by the Stichting may be de-certified and/or pledged at the request of BRC S.à.R.L., Eugénie Patri Sébastien S.A. or EPS Participations S.à.R.L. Pursuant to the terms of the shareholders’ agreement, BRC S.à.R.L. and Eugénie Patri Sébastien S.A. jointly and equally exercise control over the Stichting and those of our shares held by the Stichting. Among other things, BRC S.à.R.L. and Eugénie Patri Sébastien S.A. have agreed that the Stichting will be managed by an eight-member board of directors and that each of BRC S.à.R.L. and Eugénie Patri Sébastien S.A. will have the right to appoint four directors to the Stichting board of directors. At least seven of the eight Stichting directors must be present or represented in order to constitute a quorum of the Stichting board, and any action to be taken by the Stichting board of directors will, subject to certain qualified majority conditions, require the approval of a majority of the directors present or represented, including at least two directors appointed by BRC S.à.R.L. and two directors appointed by Eugénie Patri Sébastien S.A. Subject to certain exceptions, all decisions of the Stichting with respect to our shares held by it, including how such shares will be voted at our shareholders’ meetings, will be made by the Stichting board of directors.

The shareholders’ agreement requires the Stichting board of directors to meet prior to each of our shareholders’ meetings to determine how those of our shares held by the Stichting will be voted.

The shareholders’ agreement provides for restrictions on the ability of BRC S.à.R.L. and EPS Participations S.à.R.L. to transfer their Stichting certificates (and consequently their shares in us held through the Stichting).

In addition, the shareholders’ agreement also requires Eugénie Patri Sébastien S.A., EPS Participations S.à.R.L., BRC S.à.R.L. and Rayvax Société d’Investissement SA, as well as any other potential holder of certificates issued by the Stichting, to vote their shares in the same manner as our shares held by the Stichting. The abovementioned persons are also required to use their best efforts so that their permitted transferees under the shareholders’ agreement whose shares in us are not held through the Stichting, and who have decided to attend any of our shareholders’ meetings, vote their shares in us in the same manner as our shares held by the Stichting and to effect any free transfers of their shares in us in an orderly manner of disposal that does not disrupt the market for our shares and in accordance with any conditions established by us to ensure such orderly disposal. In addition, under the shareholders’ agreement, Eugénie Patri Sébastien S.A., EPS Participations S.à.R.L. and BRC S.à.R.L. agree not to acquire any shares of Ambev’s capital stock, subject to limited exceptions.

Pursuant to the shareholders’ agreement, the Stichting board of directors proposes to our shareholders’ meeting for approval the nomination of eight directors to our Board of Directors, among which each of BRC S.à.R.L. and Eugénie Patri Sébastien S.A. have the right to nominate four directors. In addition, the Stichting board of directors proposes the nomination of three to six directors to our Board who are independent of shareholders.

The shareholders’ agreement will remain in effect for an initial term until 27 August 2024. Thereafter, it will be automatically renewed for successive terms of ten years each unless, not later than two years prior to the expiration of the initial or any successive ten-year term, either party notifies the other of its intention to terminate the shareholders’ agreement.

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

B. RELATED PARTY TRANSACTIONS

AB InBev Group and Consolidated Entities

We engage in various transactions with affiliated entities which form part of the consolidated AB InBev Group. These transactions include, but are not limited to: (i) the purchase and sale of raw material with affiliated entities, (ii) entering into distribution, cross-licensing, transfer pricing, indemnification, service and other agreements with affiliated entities, (iii) intercompany loans and guarantees, with affiliated entities, (iv) import agreements with affiliated entities, such as the import agreement under which Anheuser-Busch imports our European brands into the United States, and (v) royalty agreements with affiliated entities, such as our royalty agreement with one of our United Kingdom subsidiaries related to the production and sale of our Stella Artois brand in the

United Kingdom. Such transactions between Anheuser-Busch InBev SA/NV and our subsidiaries are not disclosed in our consolidated financial statements as related party transactions because they are eliminated on consolidation. A list of our principal subsidiaries is shown in note 34 “AB InBev Companies” to our audited consolidated financial statements as of 31 December 2014 and 2013, and for the three years ended 31 December 2014. On 28 January 2014, a subsidiary of our subsidiary Ambev acquired from us a 50% equity interest in Cerveceria Bucanero S.A., a Cuban company in the business of producing and selling beer.

Unrealized gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of our interest in the entity. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment. Transactions with associates and jointly controlled entities are discussed further below.

Where these are eliminated on consolidation, transactions between Anheuser-Busch InBev SA/NV and our subsidiaries are not disclosed in our consolidated financial statements as related-party transactions. A list of our principal subsidiaries is shown in note 34 “AB InBev Companies” to our audited consolidated financial statements as of 31 December 2014 and 2013, and for the three years ended 31 December 2014.

Transactions with Directors and Executive Board of Management Members (Key Management Personnel)

Total compensation of our directors and executive board of management included in our income statement for 2014 set out below can be detailed as follows:

	Year ended 31 December 2014
	Directors	Executive Board Management
	(USD million)
Short-term employee benefits	2	21
Post-employment benefits	—	2
Other long-term employee benefits	—	1
Share-based payments	3	73

Total	5	97

In addition to short-term employee benefits (primarily salaries), our executive board of management members are entitled to post-employment benefits. More particularly, members of the executive board of management participate in the pension plan of their respective country. See also note 23 “Employee benefits” and note 31 “Related parties” to our audited consolidated financial statements as of 31 December 2014 and 2013, and for the three years ended 31 December 2014. In addition, key management personnel are eligible for our Share-Based Payment Plan and/or our exchange of share ownership program. See also “Item 6. Directors, Senior Management and Employees—B. Compensation” and note 24 “Share-based payments” to our audited consolidated financial statements as of 31 December 2014 and 2013, and for the three years ended 31 December 2014.

Directors’ compensation consists mainly of directors’ fees. Key management personnel did not have any significant outstanding balances with our company. During 2014, no payments were made to key management personnel except in the transactions listed below.

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

Other Transactions

In 2014, Grupo Modelo paid approximately USD 9.1 million to a company of which María Asuncion Aramburuzabala, a member of our Board of Directors, is Chairman of the Board. The payments were made for information technology infrastructure services provided by that company to Grupo Modelo.

In addition, on 7 April 2014, Valentín Diez Morodo, also a member of our Board of Directors, purchased real estate located in Toluca, Mexico from Modelo Museum of Technology, a non-consolidated, non-profit affiliate of Grupo Modelo for USD 28 million, a price corresponding to the average of two independent external valuation reports. Mr. Diez Morodo will lease the premises back to another affiliate of Grupo Modelo for an initial period of 10 years at a rate of MXN 225,000 (USD 15,287) per month.

Jointly Controlled Entities

Significant interests we hold in joint ventures include two distribution entities in Canada, two entities in Brazil, two in China, one in Mexico and one in the United Kingdom. None of these joint ventures are material to us. Aggregate amounts of our interests in such entities are as follows:

As of 31 December 2014
(USD million)
Non-current assets	2
Current assets	4
Non-current liabilities	—
Current liabilities	5
Result from operations	6
Profit attributable to equity holders	3

Transactions with Associates

Our transactions with associates were as follows:

Year ended 31 December 2014
(USD million)
Gross profit	92
Current assets	2
Current liabilities	11

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

Ambev Special Goodwill Reserve

As a result of the merger of InBev Brasil into Ambev in July 2005, Ambev acquired tax benefits resulting from the partial amortization of the special premium reserve pursuant to article 7 of the Normative Ruling No. 319/99 of the CVM, the Brazilian Securities Commission. Such amortization will be carried out within the ten years following the merger. As permitted by Normative Ruling No. 319/99, the Protocol and Justification of the Merger, entered into between us, Ambev and InBev Brasil on 7 July 2005, established that 70% of the goodwill premium, which corresponded to the tax benefit resulting from the amortization of the tax goodwill derived from the merger, would be capitalized in Ambev to the benefit of us, with the remaining 30% being capitalized in Ambev without the issuance of new shares to the benefit of all shareholders. Since 2005, pursuant to the Protocol and Justification of the Merger, Ambev has carried out, with shareholders’ approval, capital increases through the partial capitalization of the goodwill premium reserve. Accordingly, two wholly owned subsidiaries of Anheuser-Busch InBev (which hold our interest in Ambev) have annually subscribed to Ambev shares corresponding to 70% of the goodwill premium reserve (and Ambev minority shareholders subscribed shares pursuant to preferred subscription right under Brazilian law) and the remaining 30% of the tax benefit was capitalized without issuance of new shares to the benefit of all Ambev shareholders. The Protocol and Justification of the Merger also provides, among other matters, that we shall indemnify Ambev for any undisclosed liabilities of InBev Brasil.

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

The extraordinary general shareholders’ meeting was held on 30 July 2013, and the proposed corporate restructuring was approved. The restructuring has been implemented by means of a stock swap merger under the Brazilian Corporate Law (incorporação de ações) of Companhia de Bebidas with Ambev S.A. As a result of this stock swap merger, Companhia de Bebidas became a wholly owned subsidiary of Ambev S.A. and the Companhia de Bebidas shareholders received five Ambev S.A. common shares in exchange for each Companhia de Bebidas common or preferred share, and holders of ADRs representing common or preferred shares of Companhia de Bebidas, received five Ambev S.A. ADRs in exchange for each Companhia de Bebidas ADR.

On 30 October 2013, the Brazilian Securities Commission (Comissão de Valores Mobiliários—CVM) granted Ambev S.A.’s registration as a publicly held company and its shares and ADRs began to be traded, respectively, in the BM&FBOVESPA and in the NYSE on 11 November 2013. The shares issued by Companhia de Bebidas have no longer been traded on the traditional segment of BM&FBOVESPA since 8 November 2013.

On 2 January 2014, the Ambev S.A. shareholders approved the merger of Companhia de Bebidas into Ambev S.A. Thereafter, we retained an unchanged 61.8% economic interest in Ambev S.A., which will continue the Companhia de Bebidas operations, and our voting interest in Ambev S.A. was reduced to 61.8%.

ITEM 8.	FINANCIAL INFORMATION

A. CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements.

See “Item 18. Financial Statements.” For a discussion of our export sales, see “Item 5. Operating and Financial Review.”

Legal and Arbitration Proceedings

Litigation is subject to uncertainty and we and each of our subsidiaries named as a defendant believe, and have so been advised by counsel handling the respective cases, that we have valid defenses to the litigation pending against us, as well as valid bases for appeal of adverse verdicts, if any. All such cases are, and will continue to be, vigorously defended. However, we and our subsidiaries may enter into settlement discussions in particular cases if we believe it is in our best interests to do so. Except as set forth herein, there have been no governmental, judicial or arbitration proceedings (including any such proceedings which are pending or threatened against us or our subsidiaries of which we are aware) during a period between 1 January 2014 and the date of this Form 20-F which may have, or have had in the recent past, significant effects on our financial position and profitability.

Anheuser-Busch InBev SA/NV

Grupo Modelo Transaction

On 31 January 2013, we announced that the U.S. Department of Justice had filed an action seeking to block the combination with Grupo Modelo, and specifically, our proposal at that time to acquire the remaining stake in Grupo Modelo.

Thereafter, on 19 April 2013, we announced that together with Grupo Modelo and Constellation Brands, Inc., we had reached a final settlement agreement with the U.S. Department of Justice. The terms of the settlement were substantially in line with the revised transaction announced on 14 February 2013, and included binding commitments to the revised transaction, designed to ensure a prompt divestiture of assets by us to Constellation Brands, Inc., the necessary build-out of the Piedras Negras brewery by Constellation Brands, Inc., as well as certain distribution guarantees for Constellation Brands, Inc. in the 50 states of the United States, the District of Columbia and Guam.

We announced the completion of the combination with Grupo Modelo on 4 June 2013, and on 7 June 2013, we announced that in a related transaction, Grupo Modelo completed the sale of its business in the 50 states of the United States, the District of Columbia and Guam to Constellation Brands, Inc. for approximately USD 4.75 billion, in aggregate, subject to post-closing adjustment, which was paid by Constellation Brands, Inc. on 6 June 2014. The post-closing adjustment was USD 558 million.

As part of the settlement with the U.S. Department of Justice, we completed the sale of our glass production plant and other assets on the same site in Nava, Coahuila, Mexico to Constellation Brands, Inc. in a transaction related to the Grupo Modelo combination. The sale price for all of these assets was approximately USD 300 million.

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

German Antitrust Investigation

In August 2011, the German Federal Cartel Office (Bundeskartellamt) launched an investigation against several breweries and retailers in Germany in connection with an allegation of anticompetitive vertical price maintenance by breweries vis-à-vis their trading partners in Germany. Depending on the outcome of the investigation, we may face fines. We are taking the appropriate steps in the pending proceedings but have not recorded any provisions for any potential fines at this point in time, as we do not know whether we will eventually face any such fines and, in any event, cannot at this stage reliably estimate the appropriate amount. In addition, we cannot at this stage estimate the precise timing of the resolution of this matter.

Budweiser Trademark Litigation

We are involved in a longstanding trademark dispute with the brewer Budejovicky Budvar, n.p. located in Ceske Budejovice, Czech Republic. This dispute involves the BUD and BUDWEISER trademarks and includes actions pending in national trademark offices as well as courts. Currently there are more than 70 actions pending in more than 20 jurisdictions. While there are a significant number of actions pending, taken in the aggregate, the actions do not represent a material risk to our financial position or profitability.

Starbev Litigation

At the time of the 2009 sale of our Central European operations to CVC Capital Partners, we received rights under a Contingent Value Right Agreement (“CVR Agreement”) to a future payment that was contingent on CVC’s return on its initial investments. On 15 June 2012, CVC sold the business to Molson Coors Brewing Company for an aggregate consideration of EUR 2.65 billion (USD 3.50 billion). We believe that as a result of the sale to Molson, the return earned by CVC Capital Partners triggered our right to a further payment under the CVR Agreement. On 25 October 2012, CVC Capital Partners issued proceedings against us in the English Commercial Court in relation to the CVR Agreement and sought a declaration that the return it received following the sale to Molson did not trigger our right to payment. We served our defense and counterclaim on 19 December 2012. We received approximately EUR 32 million (USD 42 million) in 2013 and EUR 147 million (USD 197 million) in 2014 from CVC as a result of that proceeding. Appeals related to the EUR 147 million (USD 197 million) received to date have not yet concluded.

Investigations Inquiring into Indian Operations

We have been informed by the U.S. Securities and Exchange Commission and the U.S. Department of Justice that they are conducting investigations into our affiliates in India, including a non-consolidated Indian joint venture that we previously owned, ABInBev India Private Limited, and whether certain relationships of agents and employees were compliant with the FCPA. We are investigating the conduct in question and are cooperating with the U.S. Securities and Exchange Commission and the U.S. Department of Justice.

Alcohol-by-Volume Litigation

In the first quarter of 2013, nine lawsuits were filed against us relating to the alcohol-by-volume in several of our beer brands. Eight of these lawsuits were filed in Federal Courts located in California, Colorado, New Jersey, Ohio, Pennsylvania and Texas. The ninth was filed in State Court in Missouri. The lawsuits generally allege that such products contain lower alcohol-by-volume levels than what is stated on the labels, in violation of various federal and state laws. In June 2013, the lawsuits in Federal Courts were consolidated into a multi-district litigation in Ohio. In June 2014, the lawsuits in Federal Courts were dismissed with prejudice. Plaintiffs have appealed the dismissal and the lawsuit in state court in Missouri is stayed pending the outcome of the appeal. We will vigorously defend against these lawsuits.

Ambev and Its Subsidiaries

Tax Matters

As of 31 December 2014, Ambev and its subsidiaries had several tax claims pending in Brazil, including judicial and administrative proceedings. Most of these claims relate to ICMS value-added tax, IPI excise tax, and income tax and social contributions. As of 31 December 2014, Ambev had made provisions of R$330 million (USD 124.2 million) in connection with those tax proceedings for which it believed there was a probable chance of loss.

Among the pending tax claims, there are claims filed by Ambev against Brazilian tax authorities alleging that certain taxes are unconstitutional. Such tax proceedings include claims for income taxes, ICMS value-added tax, IPI excise tax and taxes on revenue, such as the Social Integration Program Contribution (Programa de Integração Social), or the PIS Contribution, and the Social Security Funding Contribution (Contribuição para Financiamento da Seguridade Social), or the COFINS. As these claims are contingent on obtaining favorable judicial decisions, the corresponding assets which might arise in the future are only recorded once it becomes certain that Ambev will receive the amounts previously paid or deposited.

As of 31 December 2014, there were also tax proceedings with a total estimated possible risk of loss of R$19 billion (USD 7.1 billion). Approximately R$12.7 billion (USD 4.9 billion) of this figure is related to income tax and social contributions. Approximately R$5.6 billion (USD 2.1 billion) is related to value-added and excise taxes, of which the most significant are discussed below.

Value-Added Tax, Excise Tax and Taxes on Net Sales

Ambev is currently party to legal proceedings with the State of Rio de Janeiro where it is challenging such State’s attempt to assess ICMS with respect to irrevocable discounts granted by Ambev from January 1996 to February 1998. These proceedings are currently before the Brazilian Superior Court of Justice and the Brazilian Supreme Court. In November 2013, November 2014 and December 2014, we received similar tax assessments issued by the State of Pará. Ambev management estimates the total exposure in relation to the matter to be of R$820 million (USD 309 million) as of 31 December 2014, of which Ambev has treated R$704 million (USD 265 million) as a possible loss and has made a provision for R$116 million (USD 44 million) in connection with one tax proceeding for which Ambev believes there is a probable chance of loss.

Many states in Brazil offer tax benefits programs to attract investments to their regions. Ambev participates in ICMS value-added tax credit programs offered by various Brazilian states, which provide (i) tax credits to offset ICMS value-added tax payable and (ii) ICMS value-added tax deferrals. In return, Ambev is required to meet certain operational requirements including, depending on the state, production volume and employment targets, among others. All of these conditions are included in specific agreements between Ambev and the Brazilian state governments. In the event that Ambev does not meet the program’s targets, future benefits may be withdrawn. The total amount deferred (financing) as of 31 December 2014, was R$182 million (USD 68.5 million).

There is a controversy regarding whether these state tax deferral benefits are constitutional when granted without the approval of every state of Brazil. Some states and public prosecutors have filed direct actions of unconstitutionality in the Brazilian Supreme Court to challenge the constitutionality of certain Brazilian state laws granting tax incentive programs unilaterally, without the prior approval of CONFAZ (the council formed by all 27 Brazilian State Treasury Secretaries). Ambev is currently challenging tax assessments from the states of São Paulo, Rio de Janeiro and Minas Gerais, which question the legality of tax credits arising from existing tax incentives received by Ambev in other states. In August 2014, November 2014 and December 2014, Ambev received other tax assessments related to the same issue. Ambev management estimates the possible losses related to these assessments to be approximately R$1.0 billion (USD 390 million) challenging the legality of tax credits arising from existing tax incentives received by Ambev in other states. Ambev has treated these proceedings as a possible (but not probable) loss. Should Ambev lose such proceedings, the expected net impact on its income statement would be an expense for this amount. Moreover, Ambev cannot rule out the possibility of other Brazilian states issuing similar tax assessments related to Ambev’s tax incentives. In 2011 the Brazilian Supreme Court declared 14 Brazilian state laws granting tax incentives without the prior approval of CONFAZ unconstitutional, including one granting incentives to Ambev in the federal district, which Ambev has ceased to benefit from since such decision. In a meeting held on 30 September 2011, CONFAZ issued a resolution suspending the state’s right to claim return of the tax incentives incurred by the beneficiaries of the state laws declared unconstitutional. There are a number of other actions before the Brazilian Supreme Court challenging the constitutionality of benefit laws offered by some states, which may impact Ambev’s tax benefits.

Goods manufactured within the Manaus Free Trade Zone–ZFM intended for remittance elsewhere in Brazil are exempt from the Brazilian IPI excise tax. Ambev’s subsidiaries have been registering IPI excise tax presumed credits upon the acquisition of exempted inputs manufactured therein. Since 2009 Ambev has been receiving a number of tax assessments from the Brazilian Federal Tax Authorities relating to the disallowance of such presumed credits and other IPI credits, which are under discussion. Ambev’s management estimates possible losses in relation to these assessments to be approximately R$917 million (USD 345 million) as of 31 December 2014. Ambev has not recorded any provision in connection with these assessments.

In 2014, Ambev received tax assessments from the Brazilian Federal Tax Authorities relating to IPI excise taxes associated with remittances of manufactured goods to other related factories. A decision on this matter from the Upper House of the Administrative Court is currently pending. Ambev management estimates the possible losses related to these assessments to be approximately R$510 million (USD 192 million) as of 31 December 2014. Ambev has not recorded any provision in connection with these assessments. On 7 January 2015, Ambev received a new tax assessment related to this issue in the amount of R$568 million (USD 214 million), also considered a possible loss.

Ambev Profits Generated Abroad

During the first quarter of 2005, certain subsidiaries of Ambev received a number of assessments from Brazilian federal tax authorities relating to profits of its foreign subsidiaries. In December 2008, the Administrative Court decided one of the tax assessments relating to earnings of Ambev’s foreign subsidiaries. This decision was partially favorable to Ambev, and in connection with the remaining part, Ambev filed an appeal to the Appellate Division of the Administrative Court and is awaiting its decision. With respect to another of the tax assessments relating to foreign profits, the Administrative Court rendered a decision favorable to Ambev in September 2011. In December 2013, Ambev received another tax assessment related to the matter. Ambev estimates the exposures of possible losses in relation to these assessments to be approximately R$4.2 billion (USD 1.6 billion) as of 31 December 2014, and of probable losses to be of R$35 million (USD 13 million), for which Ambev recorded a provision as of 31 December 2014.

Tax Loss Offset

Ambev and certain of its subsidiaries received a number of assessments from Brazilian federal tax authorities relating to the offset of tax loss carry forwards arising in the context of business combinations. After a decision issued by the Administrative Court, Ambev has determined that part of the loss is remote, and Ambev’s management has subsequently determined that the total exposure of possible losses in relation to these assessments should be reduced to approximately R$419 million (USD 158 million) as of 31 December 2014. Ambev has not recorded any provision in connection therewith.

Tax Amnesty and Refinancing Program

In 2009, Ambev elected to enroll in the Tax Amnesty and Refinancing Program, introduced by Brazilian Federal Law 11,941/09, with respect to some of its current tax lawsuits. Under this program, Ambev agreed to pay R$375 million (USD 160 million) in 180 monthly installments, as from June 2011, in return for ceasing to dispute certain tax amounts (the “2009 Tax Amnesty and Refinancing Program”). As of December 2013, the total amount due under the 2009 Tax Amnesty and Refinancing Program was approximately R$239 million (USD 102 million), recorded under the “Other taxes, charges and contributions” item of Ambev’s income statement. As of 30 June 2014, Ambev has paid in cash the total amount due under the 2009 Tax Amnesty and Refinancing Program.

In December 2013, pursuant to Law No. 12,865/2013, which allowed the inclusion of additional disputed tax amounts in a Tax Amnesty and Refinancing Program with the same conditions of the 2009 Tax Amnesty and Refinancing Program (the “2013 Tax Amnesty and Refinancing Program”), Ambev included in the 2013 Tax Amnesty and Refinancing Program certain additional disputed tax amounts that had been previously litigated by Ambev and agreed to pay R$189 million (USD 81 million). In August 2014, Law No. 12,996/14 was issued, which allowed the inclusion of additional disputed tax amounts in a new Tax Amnesty and Refinancing Program (the “2014 Tax Amnesty and Refinancing Program”) and Ambev agreed to pay R$52 million (USD 20 million). In November 2014, Ambev paid the debts enrolled under the 2013 Tax Amnesty and Refinancing Program, as well as the additional debts enrolled in the 2014 Tax Amnesty and Refinancing Program, in the amount of R$201 million (USD 76 million), partially using tax losses of related companies and partially in cash. As of 31 December 2014, Ambev has paid the total amounts due under both the 2013 and 2014 Tax Amnesty and Refinancing Programs.

Special Goodwill Reserve

In December 2011, Ambev received a tax assessment from the Secretaria da Receita Federal do Brasil related to the goodwill amortization resulting from InBev Brasil’s merger with Ambev referred to under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ambev Special Goodwill Reserve.” In June 2012, Ambev filed an appeal against the unfavorable first-level administrative decision. Ambev believes that the goodwill amortization and respective deduction for tax purposes were in compliance with the provisions set forth by CVM Instruction No. 319/1999 and that Ambev’s use of this goodwill was lawful. Ambev believes that the Brazilian Federal Tax Authorities’ position is incorrect, the grounds to contest the tax assessment are well founded, and the risk of loss is possible (but not probable). In November 2014, the Lower Administrative Court concluded the judgment and Ambev is awaiting the publication of the decision. As this decision was partly favorable, Ambev will present an appeal to the Upper Administrative Court after such publication. Ambev has not recorded any provisions for this matter and estimates the amount of possible losses in relation to this assessment to be approximately R$4.2 billion (USD 1.6 billion) as of 31 December 2014. In the event that Ambev is required to pay these amounts, we will reimburse Ambev the amount proportional to the benefit received by us pursuant to the merger protocol, as well as the related costs.

In October 2013, Ambev also received a tax assessment related to the goodwill amortization resulting from the merger of Quinsa S.A. into Ambev. Ambev filed a defense in November 2013. In December, 2014, Ambev filed an appeal against the unfavorable first level administrative decision published in November 2014. Ambev management estimates the amount of possible losses in relation to this assessment to be approximately R$1.2 billion (USD 0.5 billion) as of 31 December 2014. Ambev has not recorded any provision in connection therewith.

Disallowance of Expenses and Deductibility of Losses

In December 2014, Ambev received a tax assessment from the Brazilian Federal Tax Authorities related to the disallowance of alleged non-deductible expenses and certain loss deductions, mainly associated with financial investments and loans. Ambev presented its defense on 28 January 2015. Ambev management estimates the amount of possible losses in relation to this assessment to be approximately R$1.2 billion (USD 0.5 billion) as of 31 December 2014. Ambev has not recorded any provision in connection therewith.

Labor Matters

Ambev is involved in a total of 22,783 labor claims. In Brazil, it is not unusual for a company to be named as a defendant in such a significant number of claims. As of 31 December 2014, Ambev has made provisions totaling R$149 million (USD 56 million) in connection with slightly over a fourth of the above labor claims with former and current employees. The claims primarily relate to overtime, dismissals, severance, health and safety premiums, supplementary retirement benefits and other matters, all of which are awaiting judicial resolution.

Civil Claims

As of 31 December 2014, Ambev had 4,547 civil claims pending in Brazil, including third-party distributors and product-related claims. Ambev is the plaintiff in 1,129, the defendant in 3,313 and an interested party in 105 of these claims. Ambev has established provisions totaling R$9.6 million (USD 3.6 million) (or R$37.3 million (USD 14 million) reflecting applicable adjustments such as accrued interest) for Ambev and its subsidiaries as of 31 December 2014 in connection with civil claims.

Zeca Pagodinho

Ambev was party to a tortious interference claim brought by its competitor Schincariol whereby Schincariol seeks damages in the range of R$100 million (USD 38 million) from Ambev, claiming that Ambev signed up entertainer Zeca Pagodinho while he was still contractually bound with Schincariol. The parties reached an amicable settlement in 2014.

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

Ambev has knowledge of at least seven claims in which the plaintiff argues that they would be entitled to those rights. Two of them were ruled favorably to Ambev by the appellate court of the State of São Paulo. A third one was settled. Ambev received a favorable ruling in one claim by a first level court in Rio de Janeiro, and the appellate court of the State of Rio de Janeiro ruled against Ambev in the other three claims. Ambev has appealed to the Superior Court of Justice with respect to the final decisions issued by the appellate court of the State of Rio de Janeiro.

The warrant holders of one of the claims denied by the appellate court of the State of São Paulo have also appealed to the Superior Court of Justice. The Superior Court of Justice decided in favor of Ambev in both claims, although one of the decisions was rendered by a single judge and was appealed to the full court, where judgment is pending. The possibility of reversal by the full court of a decision issued by a single judge is possible, while the possibility of reversal of a decision issued by the full court is remote.

In the event the plaintiffs prevail in the above six pending proceedings, Ambev believes that the corresponding economic dilution for the existing shareholders would be the difference between the market value of the shares at the time they are issued and the value ultimately established in liquidation proceedings as being the subscription price pursuant to the exercise of the warrants. Ambev believes that the warrants which are the object of those six proceedings represented, on 31 December 2014, 172,831,574 common shares that would be issued at a value substantially below fair market value, should claimants ultimately prevail. The plaintiffs also claim they should receive past dividends related to these shares in the amount of approximately R$572 million (USD 215 million).

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

Antitrust Matters

Investigations

Ambev currently has three antitrust investigations pending against it before antitrust authorities.

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

During its investigation, the Secretariat of Economic Law of the Ministry of Justice (“SDE”) concluded that the program should be considered anticompetitive unless certain adjustments were made. These adjustments have already been substantially incorporated into the current version of the program, and the program no longer exists. The SDE opinion did not threaten any fines and recommended that the other accusations be dismissed. After the SDE opinion, the proceeding was sent to CADE, which issued a ruling that, among other things, imposed a fine in the amount of R$353 million (USD 133 million), or R$524 million (USD 197 million) as of 31 December 2014, reflecting accrued interest.

Ambev has challenged CADE’s decision before the federal courts, which have ordered the suspension of the fine and other parts of the decision upon our posting of a guarantee. Ambev has already rendered a court bond (carta de fiança) for this purpose and the decision is partially suspended. The lawsuit is awaiting judgment.

On 29 March 2011, and following a determination included in the abovementioned CADE decision, the SDE initiated investigations to determine whether individuals should also be held responsible for the Tô Contigo practices, including Bernardo Pinto Paiva, currently Ambev’s Chief Executive Officer, and Ricardo Tadeu Almeida Cabral de Soares, currently our Zone President Mexico and formerly the Chief Sales Officer and Sales Executive Officer of Ambev. On 29 October 2014, CADE accepted settlement proposals presented by all the individuals involved and the case has been terminated.

Kaiser

On 2 April 2007, Cervejaria Kaiser, which is currently one of the largest beer producers in Brazil and a part of the Heineken Group, filed a complaint with Brazilian antitrust authorities alleging that Ambev’s cooler programs and exclusivity agreements constituted anti-competitive practices, and also that Ambev launched two counter brands (Puerto del Sol and Puerto del Mar) in connection with the entry of Kaiser’s product Sol Pilsen in 2006. On 9 December 2008, the SDE registered two administrative proceedings to investigate the alleged practices. Ambev’s preliminary responses were filed before SDE on 18 February 2009 and 16 January 2012. Both cases are being investigated by CADE. With respect to the Puerto del Sol and Puerto del Mar disputes, one of the five reporting CADE commissioners in charge of the matter issued an opinion in February 2014 finding that no antitrust violations resulted from our launch of these beer brands and recommending that the case be dismissed. In August 2014, the other three commissioners in charge decided that there were no antitrust violations and the case was dismissed.

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

Brazilian Beer Industry Litigation

On 28 October 2008, the Brazilian Federal Prosecutor’s Office (Ministério Público Federal) filed a suit for damages against Ambev and two other brewing companies claiming total damages of approximately R$2.8 billion (USD 1.1 billion) (of which approximately R$2.1 billion (USD 790 million) are claimed against Ambev). The public prosecutor alleges that: (i) alcohol causes serious damage to individual and public health, and that beer is the most consumed alcoholic beverage in Brazil; (ii) defendants have approximately 90% of the national beer market share and are responsible for significant investments in advertising; and (iii) the advertising campaigns increase not only the market share of the defendants but also the total consumption of alcohol and, hence, damage society and encourage underage consumption.

Shortly after the above lawsuit was filed, a consumer-protection association applied to be admitted as a joint-plaintiff. The association has made further requests in addition to the ones made by the Public Prosecutor, including the claim for “collective moral damages” in an amount to be ascertained by the court; however, it suggests that it should be equal to the initial request of R$2.8 billion (USD 1.1 billion) (therefore, it doubles the initial amount involved). The court has admitted the association as joint-plaintiff and has agreed to hear the new claims. Ambev believes that its chances of loss are remote and, therefore, has not made any provision with respect to such claim.

Brewers Retail Inc. Litigation

On 12 December 2014, claimants in Canada brought a lawsuit against the Liquor Control Board of Ontario, Brewers Retail Inc. (The Beer Store) and the owners of Brewers Retail Inc. (Molson Coors Canada, Sleeman Breweries Ltd. and Labatt Breweries of Canada LP). The lawsuit, brought pursuant to the Ontario Class Proceedings Act in the Ontario Superior Court of Justice, seeks, among other things, a declaration that the defendants conspired and agreed with each other to allocate sales, territories, customers or markets for the supply of beer sold in Ontario since 1 June 2000 and a declaration that the owners of Brewers Retail Inc. conspired and agreed to fix, increase and/or maintain prices charged to Ontario licensees (on-trade) for beer and the fees charged by The Beer Store to other competitive brewers who wished to sell their products through The Beer Store. The claimants are seeking damages not exceeding CAD $1.4 billion (USD 1.2 billion) and punitive, exemplary and aggravated damages of CAD $5 million (USD 4.3 million). We believe that there are strong defenses and, accordingly, we have not recorded any provision in connection therewith.

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

On 15 September 2010, Anheuser-Busch InBev SA/NV and several of its related companies were sued in Federal Court for the Southern District of Ohio in a lawsuit entitled Rusby Adams et al. v. AB InBev, et al. This lawsuit was filed by four employees of Metal Container Corporation’s facilities in Columbus, Ohio, Gainesville, Florida, and Ft. Atkinson, Wisconsin that were divested on 1 October 2009. Similar to the Angevine lawsuit, these plaintiffs seek to represent a class of participants of the Anheuser-Busch Companies Salaried Employees’ Pension Plan (the “Plan”) who had been employed by subsidiaries of Anheuser-Busch Companies, LLC that had been divested during the period of 18 November 2008 through 17 November 2011. The plaintiffs also allege claims similar to the Angevine lawsuit, namely, that by failing to provide plaintiffs with these enhanced benefits, we breached our fiduciary duties under the U.S. Employee Retirement Income Security Act of 1974. We filed a Motion to Dismiss and obtained dismissal of the breach of fiduciary duty claims in April 2011, leaving only the claims for benefits remaining. On 28 March 2012, the Court certified that the case could proceed as a class action comprised of former employees of the divested Metal Container Corporation operations. On 9 January 2013, the Court granted our Motion for Judgment on the Administrative Record. The plaintiffs appealed the decision on 5 February 2013. On 11 July 2014, the Sixth Circuit Court of Appeals reversed the lower court and remanded the case for judgment. On 16 September 2014, our Motion for Rehearing En Banc was denied. A Final Order and Judgment was then entered by the district court on 24 December 2014, which ordered the Plan to provide the enhanced pension benefits to members of the certified class. We believe the total amount of the enhanced benefits is approximately USD 8 million.

On 10 January 2012, a class action complaint asserting claims very similar to those asserted in the Angevine lawsuit was filed in Federal Court for the Eastern District of Missouri, styled Nancy Anderson et al. v. Anheuser-Busch Companies Pension Plan et al. Unlike the Angevine case, however, the plaintiff in this matter alleges complete exhaustion of all administrative remedies. On 11 March 2013 the court consolidated the case with the Knowlton case mentioned below. A three-count consolidated complaint was filed on 19 April 2013. On 30 October 2013, the court dismissed Counts II and III, including the breach of fiduciary claims, but granted plaintiff leave to amend. On 19 November 2013, the plaintiff filed an amended Count III. We filed an Answer to amended Count III on 30 May 2014. On 16 May 2014, the Court granted the plaintiff’s class certification motion on Count I, which certified a class of divested employees of Busch Entertainment Corporation.

On 10 October 2012, another class action complaint was filed against Anheuser-Busch Companies, LLC, Anheuser-Busch Companies Pension Plan, Anheuser-Busch Companies Pension Plan Appeals Committee and the Anheuser-Busch Companies Pension Plan Administrative Committee by Brian Knowlton and several other former Busch Entertainment Corporation Employees. It was filed in Federal Court in the Southern District of California, and was amended on 12 October 2012. Like the other lawsuits, it claims that the employees of any divested assets were entitled to enhanced retirement benefits under section 19.11(f) of the Plan. However, it specifically excluded the divested Metal Container Corporation facilities that were included in the Adams class action. On 11 March 2013 the court consolidated the case with the Nancy Anderson case mentioned above. A consolidated complaint was filed on 19 April 2013. On 30 October 2013, the court dismissed Counts II and III, including the breach of fiduciary claims, but granted plaintiff leave to amend. On 19 November 2013, the plaintiff filed an amended Count III. We filed an Answer to amended Count III on 30 May 2014. On 16 May 2014, the Court granted the plaintiff’s class certification motion on Count I, which certified a class of divested employees of Busch Entertainment Corporation. On 10 November 2014, the plaintiffs filed a Motion for Judgment on the Pleadings based on the decision by the Sixth Circuit Court of Appeals in the Adams case. We have opposed the motion and are awaiting the court’s decision.

Tax Matters

During the first six months of 2014, Anheuser-Busch InBev Worldwide Inc., an indirectly wholly owned subsidiary of Anheuser-Busch InBev SA/NV, received a net proposed tax assessment from the U.S. Internal Revenue Service (“IRS”) of USD 306 million, predominately involving certain inter-company transactions related to tax returns for the years 2008 and 2009. Anheuser-Busch InBev Worldwide Inc. has contested the proposed assessment with the IRS and intends to vigorously defend its position.

Acquisition Antitrust Matters

The combination with Grupo Modelo was subject, and required approvals or notifications pursuant to various antitrust laws, including under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “Hart-Scott-Rodino Act”).

United States

Under the Hart-Scott-Rodino Act, before the combination with Grupo Modelo could be completed, Grupo Modelo and we were each required to file a notification and report form and to wait until the applicable waiting period had expired or been terminated. In July 2012, we and Grupo Modelo filed notification and report forms under the Hart-Scott-Rodino Act with the U.S. Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice. The initial 30-day waiting period was extended on 17 August 2012 for a period of time necessary for us and Grupo Modelo to respond to requests for additional information we and Grupo Modelo received from the U.S. Department of Justice, plus an additional 30 days for the relevant U.S. authorities to review after both parties substantially complied with the requests.

On 31 January 2013, the U.S. Department of Justice filed suit in the U.S. District Court for the District of Columbia challenging the proposed combination with Grupo Modelo and seeking an injunction to block the transaction.

Thereafter, on 19 April 2013, we announced that together with Grupo Modelo and Constellation Brands, Inc., we had reached a final settlement agreement with the U.S. Department of Justice. The terms of the settlement were substantially in line with the revised transaction announced on 14 February 2013, and included binding commitments to the revised transaction, designed to ensure a prompt divestiture of assets by us to Constellation Brands, Inc., the necessary build-out of the Piedras Negras brewery by Constellation Brands, Inc., as well as certain distribution guarantees for Constellation Brands, Inc. in the 50 states of the United States, the District of Columbia and Guam.

We announced the completion of the combination with Grupo Modelo on 4 June 2013, and on 7 June 2013, we announced that in a related transaction, Grupo Modelo completed the sale of its business in the 50 states of the United States, the District of Columbia and Guam to Constellation Brands, Inc. The transaction included the sale of Grupo Modelo’s 50% stake in Crown Imports and the sale of the Grupo Modelo’s Piedras Negras brewery and perpetual rights to certain of Grupo Modelo’s brands in the United States.

As part of the settlement with the U.S. Department of Justice, we completed the sale of our glass production plant and other assets on the same site in Nava, Coahuila, Mexico to Constellation Brands, Inc. in a transaction related to the Grupo Modelo combination. The sale price for all of these assets was approximately USD 300 million.

Mexico

The Mexican Antitrust Commission approved the combination with Grupo Modelo without any condition by resolution dated on 8 November 2012. The term of the Mexican Antitrust Commission’s approval was extended on 19 February 2013 for an additional period of six months, effective until 19 August 2013. The combination with Grupo Modelo was completed on 4 June 2013.

On 7 June 2013, in a transaction related to the combination with Grupo Modelo, Grupo Modelo completed the sale of its business in the 50 states of the United States, the District of Columbia and Guam to Constellation Brands, Inc. for approximately USD 4.75 billion, in aggregate, subject to post-closing adjustment, which was paid by Constellation Brands, Inc. on 6 June 2014. The post-closing adjustment is approximately USD 558 million.

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

In February 2013, our Board decided to pay the dividends on a semi-annual basis going forward. Starting with dividends for fiscal year 2013, the dividends payable for any given fiscal year will be paid in November of such year and in May of the following year. The dividend payable in November will be an advance amount decided by the board of directors in the form of an interim dividend. The dividend payable in May of the following year will be decided by the shareholders’ meeting and will supplement the amount already distributed in November. In both cases, the dividends will be paid on the dates and at the places communicated by the board of directors. We expect this change to allow us to manage our cash flow more efficiently throughout the year by matching dividend payments more closely with operating cash flow generation.

The table below summarizes the dividends paid by us in the most recent financial years.

Financial year	Number of our shares outstanding at end of relevant financial year	Gross amount of dividend per Share (in EUR)	Gross amount of dividend per Share (in USD)	Payment date(s)
2014	1,608,242,156	2.00	2.27	6 May 2015
2014	1,608,242,156	1.00	1.25	14 November 2014
2013	1,607,844,590	1.45	2.00	8 May 2014
2013	1,607,844,590	0.60	0.83	18 November 2013
2012	1,606,787,543	1.70	2.24	2 May 2013
2011	1,606,071,789	1.20	1.55	3 May 2012
2010	1,605,183,954	0.80	1.07	2 May 2011
2009	1,604,301,123	0.38	0.55	3 May 2010

B. SIGNIFICANT CHANGES

On 27 January 2014, we issued USD 5.25 billion aggregate principal amount of bonds, consisting of USD 1.2 billion aggregate principal amount of fixed rate notes due 2017; USD 300 million aggregate principal amount of floating rate notes due 2017; USD 1.25 billion aggregate principal amount of fixed rate notes due 2019; USD 250 million aggregate principal amount of floating rate notes due 2019; USD 1.4 billion aggregate principal amount of fixed rate notes due 2024; and USD 850 million aggregate principal amount of fixed rate notes due 2044. The fixed rate notes bear interest at an annual rate of 1.125% for the 2017 notes; 2.150% for the 2019 notes; 3.700% for the 2024 notes; and 4.625% for the 2044 notes. The floating rate notes bear interest at an annual rate of 19.00 basis points above three-month LIBOR for the 2017 floating rate notes and 40.00 basis points above three-month LIBOR for the 2019 floating rate notes.

On 31 March 2014, we issued EUR 2.5 billion aggregate principal amount of bonds, consisting of EUR 850 million aggregate principal amount of floating rate notes due 2018; EUR 650 million aggregate principal amount of fixed rate notes due 2021; and EUR 1 billion aggregate principal amount of fixed rate notes due 2026. The fixed rate notes bear interest at an annual rate of 1.95% for the 2021 notes and 2.70% for the 2026 notes. The floating rate notes bear interest at an annual rate of 38.00 basis points above the three-month EURIBOR.

On 1 April 2014, we announced the completion of our reacquisition of Oriental Brewery, the leading brewer in South Korea, from KKR and Affinity Equity Partners. The enterprise value for the transaction was USD 5.8 billion, and as a result of an agreement entered into with KKR and Affinity Equity Partners in 2009, we received approximately USD 320 million in cash at closing from this transaction, subject to closing adjustments according to the terms of the transaction. This acquisition returns Oriental Brewery to our portfolio after we sold the company in July 2009, following the combination of InBev and Anheuser-Busch in support of our deleveraging target.

In February 2015, we announced the entry into an agreement with RJ Corp Limited under which we will exit our Indian joint venture with RJ Corp Limited and staff and operations of the joint venture will be moved to Crown Beers India Private Limited, our wholly owned subsidiary. Later in February 2015, we exited the Indian joint venture. Following a transition period into mid-2015, we will operate independently in India via Crown Beers India Private Limited.

On 30 October 2014, an interim dividend of EUR 1.00 (USD 1.25) per share was approved by our board of directors. This interim dividend was paid out on 14 November 2014. On 25 February 2015, in addition to the interim dividend paid on 14 November 2014, a dividend of EUR 2.00 (USD 2.27) per share was proposed by our board of directors, reflecting a total dividend payment for the 2014 fiscal year of EUR 3.00 (USD 3.52) per share. If approved, this dividend will be payable from 6 May 2015.

The Board has approved a share buyback program for an amount of USD 1.0 billion, which will be conducted during the course of 2015. Our current intention is to use the shares acquired to fulfill our various share delivery commitments under the stock ownership plan. The program will be executed under the powers granted at the General Meeting of Shareholders on 30 April 2014.

ITEM 9.	THE OFFER AND LISTING

A. THE OFFER AND LISTING

Price History of Stock

Ordinary Shares Listed on Euronext Brussels

The table below shows the quoted high and low closing sales prices in euro on Euronext Brussels for our shares for the indicated periods.

	Per Share
	High	Low
	(in EUR)
Annual
2014	94.80	69.55
2013	78.66	63.90
2012	69.94	46.35
2011	47.31	35.15
2010	45.84	33.99

Quarterly
2014
Fourth Quarter	94.80	81.42
Third Quarter	89.15	79.26
Second Quarter	85.13	76.16
First Quarter	77.39	69.55

2013
Fourth Quarter	77.90	70.90
Third Quarter	76.34	66.55
Second Quarter	78.66	65.05
First Quarter	77.25	63.90

Monthly
2015
February	113.70	106.15
January	108.35	89.68
2014
December	94.80	87.94
November	94.46	86.40
October	88.11	81.42
September	89.15	84.95

ADSs Listed on NYSE

On 16 September 2009, we listed 1,608,663,943 ADSs on the NYSE, each of which represents one of our ordinary shares. The table below shows the quoted high and low closing sales prices in USD on NYSE for our shares for the indicated periods.

	Per Share
	High	Low
	(in USD)
Annual
2014	116.99	94.17
2013	106.46	84.29
2012	90.27	58.92

Quarterly
2014
Fourth Quarter	116.99	103.85
Third Quarter	115.65	106.79
Second Quarter	116.17	105.53
First Quarter	105.81	94.17

	Per Share
	High	Low
	(in USD)
2013
Fourth Quarter	106.46	95.84
Third Quarter	102.57	87.46
Second Quarter	101.84	86.64
First Quarter	99.55	84.29

Monthly
2015
February	127.49	120.39
January	123.47	107.85
2014
December	116.15	108.93
November	116.99	108.34
October	110.98	103.85
September	114.81	110.69

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

Euronext Brussels

Euronext Brussels is a subsidiary of Euronext N.V., a company organized under the laws of the Netherlands, and holds a national license as the stock exchange operator in Belgium. Euronext N.V. is a pan-European stock exchange, grouping together the Amsterdam, Brussels, Lisbon and Paris stock exchanges. Euronext lists a wide variety of securities, including domestic and international equity securities, exchange traded funds, warrants and certificates, bonds, derivatives, commodities and indices. Euronext also leverages its expertise of running markets by providing technology and managed services to third parties.

Trading Platform and Market Structure. Cash trading on Euronext’s markets in Amsterdam, Brussels, Lisbon and Paris takes place via a single universal trading platform, following the successful migration of these markets from the former nouveau système de cotation in 2009.

Cash trading on Euronext is governed both by a single harmonized rulebook for trading on each of Euronext’s markets and by non-harmonized Euronext Rulebooks containing local exchange-specific rules. Euronext’s trading rules provide for an order-driven market using an open electronic central order book for each traded security, various order types and automatic order matching and a guarantee of full anonymity both for orders and trades.

Trading Members. The majority of Euronext’s cash trading members are brokers and dealers based in Euronext’s marketplaces, but also include members in other parts of Europe, most notably the United Kingdom and Germany.

Clearing and Settlement. Clearing and settlement of trades executed on Euronext in Europe are handled by LCH.Clearnet (for central counterparty clearing), and independent entities that provide services to Euronext pursuant to contractual agreement.

Euronext Brussels is governed by, and recognized as a market undertaking under, the Belgian Act of 2 August 2002. Pursuant to this legislation, the FSMA is responsible for disciplinary powers against members and issuers, control of sensitive information, supervision of markets, and investigative powers. Euronext Brussels is responsible for the organization of the markets and the admission, suspension and exclusion of members, and has been appointed by law as the “competent authority” within the meaning of the Listing Directive (Directive 2001/34/EC of 28 May 2001 of the European Parliament, as amended).

D. SELLING SHAREHOLDERS

Not applicable.

E. DILUTION

Not applicable.

F. EXPENSES OF THE ISSUE

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION AND OTHER SHARE INFORMATION

A copy of our articles of association dated 30 April 2014 has been filed as Exhibit 99.2 to Form 6-K filed by Anheuser-Busch InBev SA/NV on 2 May 2014.

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

In the event that the conversion of the bearer shares has not been requested by the above date, the shares have been automatically converted into dematerialized shares and recorded in our name, with all rights attached to such shares being suspended until their proved owner comes forward and requests that such shares be recorded in his own name. In addition, the Belgian Law of 14 December 2005 provides that, as of 1 January 2015 and by 15 November 2015 at the latest, securities listed on a stock exchange and whose owner remains unknown must be offered for sale by us on a stock exchange in accordance with the modalities provided by such law. We must then deposit (i) the proceeds of the sale or (ii) if the securities are not sold before 30 November 2015 at latest, these non-sold securities, with the Belgian Caisse des Dépôts et Donsignations/Deposito-en Consignatiekas, where such proceeds or securities, respectively, may be claimed by their beneficiaries, subject to certain administrative fines being payable by claimants.

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

At our extraordinary shareholders’ meeting held on 30 April 2014, our shareholders authorized our Board, for a period of five years from the date of publication of the changes to the articles of association decided by our shareholders’ meeting on 30 April 2014, to increase our share capital, in one or more transactions, by a number of shares representing no more than 3% of the total number of shares issued and outstanding on 30 April 2014 (which was 1,608,242,156). In accordance with Article 603, indent 1, of the Belgian Companies Code, such increase may not result in the share capital being increased by an amount exceeding the amount of share capital on such date. As of the date of this Form 20-F, the authorized capital had not been used. The authorization will come to an end on 21 May 2019.

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

Our shareholders’ meeting of 30 April 2014 delegated authority to our Board, for a period of five years from such a date, to acquire our shares up to the maximum number allowed under Article 620, § 1, 2° of the Belgian Companies Code and for a unitary price that may not be less than one (1.00) euro and not more than 20% above the highest closing price in the last 20 stock exchange days preceding the transaction. The authorization will come to an end on 30 April 2019.

The Board has approved a share buyback program for an amount of USD 1.0 billion, which will be conducted during the course of 2015. Our current intention is to use the shares acquired to fulfill our various share delivery commitments under the stock ownership plan. The program will be executed under the powers granted at the General Meeting of Shareholders on 30 April 2014.

See “Item 16E. Purchases of Equity Securities by the Issuer” for details of our recent share repurchase programs.

Description of the Rights and Benefits Attached to Our Shares

Right to Attend and Vote at Our Shareholders’ Meeting

Annual Shareholders’ Meeting

Our annual shareholders’ meeting shall be held on the last Wednesday of April of each year, at 11:00 a.m., or at any other time, in one of the municipalities (communes/gemeenten) of the Region of Brussels, in Leuven or in Liège, at the place mentioned in the notice. If this date is a legal holiday, the meeting is held on the next business day (excluding Saturday) at the same time. Our annual shareholders’ meeting in 2015 is scheduled to be held on 29 April 2015.

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

Notices of all our shareholders’ meetings and all related documents, such as specific Board and auditor’s reports, are also published on our website, http://www.ab-inbev.com/corporate-governance.html.

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

Dividends

The Belgian Companies Code provides that dividends can only be paid up to an amount equal to the excess of our shareholders equity over the sum of (i) paid-up or called-up share capital and (ii) reserves not available for distribution pursuant to law or the articles of association.

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

Appointment of Directors

Pursuant to a shareholders’ agreement (see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders”) BRC S.à.R.L. and Eugénie Patri Sébastien S.A. have the right to nominate four directors each. The Stichting board of directors nominates three to six directors who are independent of shareholders. Our Board currently comprises four independent directors.

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

Public takeover bids on shares and other securities giving access to voting rights (such as warrants or any convertible bonds) are subject to supervision by the FSMA. Public takeover bids must be made for all of our shares, as well as for all our other securities giving access to voting rights. Prior to making a bid, a bidder must publish a prospectus, approved by the FSMA prior to publication.

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

2010 Senior Facilities Agreement

On 26 February 2010, we entered into USD 17.2 billion of senior credit agreements, comprising a USD 13 billion 2010 Senior Facilities Agreement with a syndicate of 13 banks, and two term facilities totaling USD 4.2 billion, enabling us to fully refinance a previous senior facilities agreement related to our Anheuser-Busch merger in 2008. These facilities extended our debt maturities while building additional liquidity, thus enhancing our credit profile as evidenced by the improved terms under the facilities, which do not include financial covenants or mandatory prepayment provisions (except in the context of a change in control). The two term facilities totaling USD 4.2 billion were cancelled on 31 March 2010 before being drawn.

The 2010 Senior Facilities Agreement made the following two senior facilities available to us and our subsidiary, Anheuser-Busch InBev Worldwide Inc.: (i) the “2010 Term Facility,” a three-year term loan facility for up to USD 5.0 billion principal amount available to be drawn in USD, and (ii) the “2010 Revolving Facility,” a five-year multi-currency revolving credit facility for up to USD 8.0 billion principal amount, which is also available to Cobrew NV and Brandbrew S.A. The 2010 Senior Facilities Agreement is filed as Exhibit 4.2 to our Annual Report on Form 20-F for the fiscal year ended 31 December 2009 filed with the SEC on 15 April 2010.

The 2010 Senior Facilities Agreement contains customary representations and warranties, covenants and events of default. Among other things, an event of default is triggered if either a default or an event of default occurs under any of our or our subsidiaries’ financial indebtedness. The obligations of the borrowers under the 2010 Senior Facilities Agreement are jointly and severally guaranteed by the other borrowers, Anheuser-Busch InBev Finance Inc., Anheuser-Busch Companies, LLC and Brandbev S.à.r.l.

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

Effective 25 July 2011, we amended the 2010 Revolving Facility under the 2010 Senior Facilities Agreement. The termination date of the 2010 Revolving Facility was amended to 25 July 2016. On 5 July 2011, in connection with the amendment, we fully prepaid and terminated the 2010 Term Facility under the 2010 Senior Facilities Agreement. The amendment to the 2010 Revolving Facility is incorporated by reference as Exhibit 4.2 to this Form 20-F. Effective 20 August 2013, we amended the terms of the USD 8.0 billion five-year revolving credit facility extending the provision of USD 7.2 billion to a revised maturity of July 2018. The amendment to the 2010 Revolving Facility is filed as Exhibit 4.3 to this Form 20-F.

We borrow under the 2010 Revolving Facility at an interest rate equal to LIBOR (or EURIBOR for euro-denominated loans) plus a margin of 0.35% per annum based upon the ratings assigned by rating agencies to our long-term debt as of the date of this report. These margins may change to the extent that the ratings assigned to our long-term debt are modified, ranging between 0.35% per annum and 1.50% per annum. A commitment fee of 35% of the applicable margin is applied to any undrawn but available funds under the 2010 Revolving Facility. In addition, a utilization fee of up to 0.3% per annum is payable, dependent on the amount drawn under the 2010 Revolving Facility.

In 2014, we drew approximately USD 898 million from the 2010 Revolving Facility and repaid approximately USD 898 million. As of 31 December 2014, the 2010 Revolving Facility had been fully repaid and USD 8.0 billion remained available to be drawn.

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

In a transaction related to, and following the settlement of, the tender offer for Grupo Modelo contemplated by the Transaction Agreement, two Grupo Modelo shareholders, María Asuncion Aramburuzabala and Valentín Diez Morodo, purchased a deferred share entitlement to acquire the equivalent of approximately 23.1 million AB InBev shares, to be delivered within five years, for consideration of approximately USD 1.5 billion. This investment occurred on 5 June 2013. María Asuncion Aramburuzabala and Valentín Diez Morodo were appointed to our Board of Directors in accordance with the terms of the Grupo Modelo combination with ABI. They have also agreed to a non-competition provision for three years following the completion of the tender offer for Grupo Modelo.

Crown Imports Membership Interest Purchase Agreement and Brewery Sale and Purchase Agreement

In a sale related to the completion of the combination with Grupo Modelo, we, Grupo Modelo and Constellation Brands, Inc. (“Constellation”) announced on 29 June 2012 that Grupo Modelo would sell its existing 50% stake in Crown Imports, the joint venture that imports and markets Grupo Modelo’s brands in the 50 states of the United States, the District of Columbia and Guam, to Constellation for USD 1.85 billion, giving Constellation 100% ownership and control of Crown Imports.

Thereafter, on 14 February 2013, we, Grupo Modelo and Constellation announced a revised agreement that establishes Crown Imports as a fully owned entity of Constellation, and provides Constellation with independent brewing operations, Grupo Modelo’s full profit stream from all sales in the 50 states of the United States, the District of Columbia and Guam, and rights in perpetuity to certain of Grupo Modelo’s brands in the United States. In addition, on 14 February 2013, we entered into an agreement to sell

Compañía Cervecera de Coahuila, Grupo Modelo’s state-of-the-art brewery in Piedras Negras, Mexico, and grant perpetual brand licenses to Constellation for USD 2.9 billion, subject to a post-closing adjustment. This price is based on an assumed 2012 EBITDA of USD 310 million earned from manufacturing and licensing Grupo Modelo’s brands for sale by the Crown Imports joint venture, with an implied multiple of approximately nine times.

Upon closing, we and Constellation also entered into a three-year transition services agreement to ensure the smooth transition of the operation of the Piedras Negras brewery, which is fully self-sufficient, utilizes top-of-the-line technology and was built to be readily expanded to increase production capacity.

On 4 June 2013 we announced the completion of the combination with Grupo Modelo, and on 7 June 2013, Grupo Modelo completed the sale of its business in the 50 states of the United States, the District of Columbia and Guam to Constellation Brands, Inc. for approximately USD 4.75 billion, in aggregate, subject to post-closing adjustment, which was paid by Constellation on 6 June 2014. The post-closing adjustment was USD 558 million.

The license agreement that a subsidiary of Grupo Modelo entered on 7 June 2013, at the closing of the brewery sale and purchase agreement, granted to Constellation an irrevocable, exclusive, fully paid-up sub-license to use certain trademarks, recipes, trade secrets, know-how, trade dress, mold designs, patents, copyrights, trade names, and certain other intellectual property rights in connection with the manufacture, bottling and packaging in Mexico (or worldwide under certain circumstances including force majeure events) and importation, distribution, sale, resale, advertisement, promotion and marketing in the 50 states of the United States, the District of Columbia and Guam of Grupo Modelo’s Mexican beer portfolio and certain extension brands. The term of the license agreement is perpetual, and the Grupo Modelo subsidiary has no right to terminate the license agreement notwithstanding any breach of the license agreement by Constellation.

Grupo Modelo Settlement Agreement

On 19 April 2013 we, Grupo Modelo, Constellation Brands, Inc. and Crown Imports LLC, reached a final agreement with the U.S. Department of Justice on the terms of a settlement of the Department of Justice’s litigation challenging our acquisition of Grupo Modelo. The parties to the settlement jointly approached the U.S. District Court for the District of Columbia with the terms of a proposed final judgment, fully resolving the Department of Justice’s claims in its litigation challenging our proposed acquisition of the remaining stake in Grupo Modelo that we did not already own. The settlement required the divestiture to Constellation Brands, Inc. of Grupo Modelo’s brewery in Piedras Negras, Mexico and Grupo Modelo’s 50% stake in Crown Imports LLC, as well as the grant of perpetual brand licenses to Constellation Brands, Inc. On 22 April 2013, the Court signed a stipulation and order between us, Grupo Modelo, Constellation Brands, Inc. and the Department of Justice, which required the parties to comply with the proposed final judgment pending final approval by the Court and allowed the parties to complete the pending transactions. The final judgment was subsequently approved by the Court in October 2013.

Under the terms of the stipulation order and final judgment, (i) Constellation Brands, Inc. was joined as a party to the action for the purposes of settlement and for the entry of a final judgment, (ii) we and Grupo Modelo agreed to the prompt and certain divestiture of certain rights and assets held by them, (iii) we and Constellation Brands, Inc. agreed to amend certain agreements that were executed in connection with the acquisition of the equity interest in Crown Imports LLC and the brewery, (iv) Constellation Brands, Inc. is obligated to build-out and expand the Brewery to a nominal capacity of at least 20 million hectoliters of packaged beer annually by 31 December 2016, and to use its best efforts to achieve certain construction milestones by specified dates, (v) the United States has approval rights, in its sole discretion, for amendments or modifications to the agreements between us and Constellation Brands, Inc., and (vi) the United States has a right of approval, in its sole discretion, of any extension beyond three years of the term of the interim supply agreement, which was executed by us and Constellation Brands, Inc. at the closing of the acquisition.

As part of the settlement with the U.S. Department of Justice, we completed the sale of our glass production plant and other assets on the same site in Nava, Coahuila, Mexico to Constellation Brands, Inc. in a transaction related to the Grupo Modelo combination. The sale price for all of these assets was approximately USD 300 million. Our transition services agreement and interim supply agreement with Constellation Brands, Inc. were amended as part of this sale. These amendments are filed as Exhibits 4.21 and 4.22 to this Form 20-F.

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

Investors should consult their own advisors regarding the tax consequences of an investment in our shares or ADSs in the light of their particular circumstances, including the effect of any state, local or other national laws.

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

If we redeem our own shares or ADSs, the redemption distribution (after deduction of the portion of fiscal capital represented by our redeemed shares or ADSs) will be treated as a dividend, which in certain circumstances may be subject to a withholding tax of 25%, subject to such relief as may be available under applicable domestic or tax treaty provisions. No withholding tax will be triggered if such redemption is carried out on a stock exchange and meets certain conditions. In case of our liquidation, any amounts distributed in excess of the fiscal capital will be subject to a 25% withholding tax, subject to such relief as may be available under applicable domestic or tax treaty provisions.

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

Withholding tax is also not applicable, pursuant to Belgian domestic tax law, on dividends paid to a U.S. pension fund which satisfies the following conditions: (i) it is a legal entity with fiscal residence in the United States; (ii) whose corporate purpose consists solely in managing and investing funds collected in order to pay legal or complementary pensions; (iii) whose activity is limited to the investment of funds collected in the exercise of its statutory mission, without any profit making aim; (iv) which is exempt from income tax in the United States; and (v) provided that it is not contractually obligated to redistribute the dividends to any ultimate beneficiary of such dividends for whom it would manage the shares or ADSs, nor obligated to pay a manufactured dividend with respect to the shares or ADSs under a securities borrowing transaction. The exemption will only apply if the U.S. pension fund provides a certificate confirming that it is the full legal owner or usufruct holder of the shares or ADSs and that the above conditions are satisfied. The organization must then forward that certificate to us or our paying agent.

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

Private individual Holders who are not entitled to claim the benefits of the Treaty under the limitation of benefits article included in the Treaty and who are holding our shares or ADSs as a private investment will, as a rule, not be subject to tax on any capital gains arising out of a disposal of our shares or ADSs. Losses will, as a rule, not be deductible in Belgium.

However, if the gains realized by such individual Holders on our shares or ADSs are deemed to be realized outside the scope of the normal management of such individual’s private estate and the capital gain is obtained or received in Belgium, the gain will be subject to a final professional withholding tax of 30.28%. The Official Commentary to the ITC 1992 stipulates that occasional transactions on a stock exchange regarding our shares or ADSs should not be considered as transactions realized outside the scope of normal management of one’s own private estate.

Capital gains realized by such individual Holders on the disposal of our shares or ADSs for consideration, outside the exercise of a professional activity, to a non-resident company (or a body constituted in a similar legal form), to a foreign State (or one of its political subdivisions or local authorities) or to a non-resident legal entity that is established outside the European Economic Area, are in principle taxable at a rate of 16.5% if, at any time during the five years preceding the sale, such individual Holder has owned directly or indirectly, alone or with his/her spouse or with certain relatives, a substantial shareholding in us (that is, a shareholding of more than 25% of our shares).

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

Belgian Tax on Stock Exchange Transactions

A stock market tax is normally levied on the purchase and the sale and on any other acquisition and transfer for consideration in Belgium of our existing shares or ADSs through a professional intermediary established in Belgium on the secondary market (so-called “secondary market transactions”). The applicable rate amounts to 0.27% of the consideration paid, but with a cap of EUR 800 (USD 971) per transaction and per party.

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

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company (or PFIC) rules discussed below, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a non-corporate U.S. holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains, provided that you hold our shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the shares or ADSs generally will be qualified dividend income.

You must include any Belgian tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you, in the case of shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. If the dividend is paid in euros, the amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the euro payments made, determined at the spot euro/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain. However, we do not calculate earnings and profits in accordance with United States federal income tax principles. Accordingly, you should not expect to generally treat distributions we make as dividends.

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

PFIC Rules

We believe that our shares and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. A company is considered a PFIC if, for any taxable year, either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. If we were to be treated as a PFIC, unless a U.S. holder elects to be taxed annually on a mark-to-market basis with respect to the shares or ADSs or makes a “qualified electing fund” (“QEF”) election the first taxable year in which we are treated as a PFIC, gain realized on the sale or other disposition of your shares or ADSs would in general not be treated as capital gain. Instead, if you are a U.S. holder, you would be treated as if you had realized such gain and certain excess distributions ratably over your holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your shares or ADSs. Dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are treated as a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income. The QEF election is conditioned upon our furnishing you annually with certain tax information. We may not take the action necessary for a U.S. shareholder to make a QEF election in the event our company is determined to be a PFIC.

Belgian Stock Market Tax

Any Belgian stock market tax that you pay will likely not be a creditable tax for United States federal income tax purposes. However, U.S. holders are exempt from such tax if they act for their own account and certain information is provided to relevant professional intermediaries (as described under “—Belgian Taxation—Belgian Tax on Stock Exchange Transactions”). U.S. holders are urged to consult their own tax advisors regarding the potential application of Belgian tax law to the ownership and disposition of our shares or ADSs.

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

We have filed our amended and restated articles of association and all other deeds that are to be published in the annexes to the Belgian State Gazette with the clerk’s office of the Commercial Court of Brussels (Belgium), where they are available to the public. A copy of the articles of association dated 30 April 2014 has been filed as Exhibit 99.2 to Form 6-K filed on 2 May 2014, and is also available on our website under http://www.ab-inbev.com//corporate-governance/bylaws.html.

In accordance with Belgian law, we must prepare audited annual statutory and consolidated financial statements. The audited annual statutory and consolidated financial statements and the reports of our Board and statutory auditor relating thereto are filed with the Belgian National Bank, where they are available to the public. Furthermore, as a listed company, we publish an annual announcement preceding the publication of our annual financial report (which includes the audited annual financial statements, the report of our Board and the statutory auditor’s report). In addition, we publish interim management statements. Copies of these documents are available on our website under:

•	http://legacy.ab-inbev.com/go/investors/reports_and_publications/statutory_accounts.cfm;

•	http://legacy.ab-inbev.com/go/investors/reports_and_publications/annual_and_hy_reports.cfm; and

•	http://legacy.ab-inbev.com/go/investors/reports_and_publications/quarterly_reports.cfm.

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

Please refer to note 27 to our audited consolidated financial statements as of 31 December 2014 and 2013, and for the three years ended 31 December 2014 for a fuller quantitative and qualitative discussion on the market risks to which we are subject and our policies with respect to managing those risks.

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

As of 31 December 2014, we have substantially locked in our anticipated exposures related to firm commitments and forecasted transactions for 2015 for the most important currency pairs such as USD/Brazilian real, USD/Mexican peso and USD/Argentine peso. Some exposures in certain Eastern European countries had been either mostly or partially covered due to the fact that hedging can be limited in such countries as the local foreign exchange market prevents us from hedging at a reasonable cost. Open positions can also be the result of our risk management policy.

We have performed analyses in relation to our foreign currency transaction exposures using a currency sensitivity model that identified varying ranges of possible closing rates for 2014, factoring in the possible volatility in those exchange rates (see note 27 to our audited consolidated financial statements as of 31 December 2014 and 2013, and for the three years ended 31 December 2014). Based on such analysis, we estimate that if certain currencies had weakened or strengthened against the U.S. dollar or euro during 2014, our 2014 profit before taxes would have been USD 103 million higher or lower, respectively, while the pre-tax translation reserves in equity would have been USD 446 million higher or lower, respectively.

Foreign exchange rates have been subject to significant volatility in the recent past and may be again in the future. See note 27 to our audited consolidated financial statements as of 31 December 2014 and 2013, and for the three years ended 31 December 2014 for details of the above sensitivity analyses, a fuller quantitative and qualitative discussion on the foreign currency risks to which we are subject and our policies with respect to managing those risks.

Interest Rate Risk

We are exposed to interest rate risk on our variable-rate interest-bearing financial liabilities. As of 31 December 2014, after certain hedging and fair value adjustments, USD 7.2 billion, or 14.1%, of our interest-bearing financial liabilities (which include loans, borrowings and bank overdrafts) bore a variable interest rate. We apply a dynamic interest rate hedging approach where the target mix between fixed and floating rate is reviewed periodically. The purpose of our policy is to achieve an optimal balance between cost of funding and volatility of financial results, while taking into account market conditions as well as our overall business strategy. From time to time, we enter into interest rate swap agreements and forward rate agreements to manage our interest rate risk, and also enter into cross-currency interest rate swap agreements to manage both our foreign currency risk and interest rate risk.

We have performed sensitivity analyses in relation to our interest-bearing financial liabilities and assets that bear a variable rate of interest, factoring in a range of possible volatilities in the different markets where we hold such instruments (see note 27 to our audited consolidated financial statements as of 31 December 2014 and 2013, and for the three years ended 31 December 2014). We have estimated that a change in market interest rates based on the range of volatilities considered in our analysis could have impacted our 2014 interest expense by plus or minus USD 19 million in relation to our floating rate debt. Such increase or decrease would be more than offset by an USD 70 million decrease or increase in interest income on our interest-bearing financial assets.

Interest rates have been subject to significant volatility in the recent past and may be again in the future. See note 27 to our audited consolidated financial statements as of 31 December 2014 and 2013, and for the three years ended 31 December 2014 for details of the above sensitivity analyses, a fuller quantitative and qualitative discussion on the interest rate risks to which we are subject and our policies with respect to managing those risks.

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

As of 31 December 2014, we had the following commodity derivatives outstanding, by maturity:

	Notional				Fair Value(1)
Commodities	<1 year	1-5 years	>5 years	Total
Aluminum swaps	1,422	48	—	1,470	(36)
Other commodity derivatives	1,374	194	—	1,568	(130)

Note:

(1)	Represents the excess of assets over liabilities as of 31 December 2014.

These hedges are designated in a cash flow hedge accounting relationship in accordance with IAS 39.

See note 27 to our audited consolidated financial statements as of 31 December 2014 and 2013, and for the three years ended 31 December 2014 for a fuller quantitative and qualitative discussion on the commodity risks that we are subjected to, and our policies with respect to managing those risks.

Other Risks

See note 27 to our audited consolidated financial statements as of 31 December 2014 and 2013, and for the three years ended 31 December 2014 for a fuller quantitative and qualitative discussion on the equity, credit and liquidity risks to which we are subject and our policies with respect to managing those risks.

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

American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent one share (or a right to receive one share) deposited with the principal Brussels office of ING Belgium SA/NV, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, NY 10286. The Bank of New York Mellon’s principal executive office is located at One Wall Street, New York, NY 10286.

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

Fees and Expenses Payable by Holders

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

Persons depositing or withdrawing shares or ADS holders must pay:	For:
The greater of (a) $0.02 (or less) per ADS and (b) 6% of the cash distribution amount per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities to holders of deposited securities by the depositary to ADS holders

$0.02 (or less) per ADSs per calendar year	Depositary services. The fee for depositary services will not exceed $0.02 per ADS for any year

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges that the depositary or the custodian has to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Telex or facsimile charges provided for in the deposit agreement	Expenses for depositary services

Any unavoidable charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

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

Fees Payable by the Depositary

For the year ended 31 December 2014, the depositary reimbursed us for expenses we incurred, or paid amounts on our behalf to third parties in connection with the ADS program for a total sum of USD 7,863,959.75.

Expenses the depositary reimbursed us	Amount (in USD)
Maintenance expenses	7,863,959.75

Total	7,863,959.75

The depositary has also agreed to waive fees for standard costs associated with the administration of the program and has paid certain expenses directly to third parties on our behalf. The table below sets forth those expenses that the depositary paid directly to third parties for the year ended 31 December 2014.

Expenses the depositary paid to third parties on our behalf	Amount (in USD)
Annual stock exchange listing fees	0.00
Standard out-of-pocket maintenance costs	144,486.21

Total	144,486.21

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial & Technology Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of 31 December 2014. While there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures, our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Based upon our evaluation, as of 31 December 2014, the Chief Executive Officer and Chief Financial & Technology Officer have concluded that the disclosure controls and procedures, in accordance with Exchange Act Rule 13a-15(e), (i) are effective at that level of reasonable assurance in ensuring that information required to be disclosed in the reports that are filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and (ii) are effective at that level of reasonable assurance in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the management of our company, including the Chief Executive Officer and the Chief Financial & Technology Officer, to allow timely decisions regarding required disclosure.

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

Our management has assessed the effectiveness of internal control over financial reporting based on the Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013. Based on this assessment, our management has concluded that our internal control over financial reporting as of 31 December 2014 was effective.

Our management has excluded Oriental Brewery from its assessment of internal control over financial reporting as of 31 December 2014 as the acquisition of Oriental Brewery occurred during 2014. As a result, our independent registered public accounting firm has also excluded Oriental Brewery from the audit of the effectiveness of internal control over financial reporting.

The effectiveness of internal control over financial reporting as of 31 December 2014 has been audited by PricewaterhouseCoopers Bedrijfsrevisoren BCVBA (“PricewaterhouseCoopers Bedrijfsrevisoren”), our independent registered public accounting firm, as represented by Yves Vandenplas. Their audit report, including their opinion on management’s assessment of internal control over financial reporting, is included in our audited consolidated financial statements included in this Form 20-F.

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

PricewaterhouseCoopers Bedrijfsrevisoren acted as our independent auditor for the fiscal years ended 31 December 2014 and 2013. The table below sets forth the total amount billed to us by PricewaterhouseCoopers Bedrijfsrevisoren for services performed in 2014 and 2013, and breaks down these amounts by category of service:

	2014	2013
	(USD thousand)
Audit Fees	14,698	13,668
Audit-Related Fees	564	1,437
Tax Fees	3,925	6,540
All Other Fees	1,299	104

Total	20,486	21,749

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

Audit-Related Fees

Audit-related fees are fees for assurance services or other work traditionally provided to us by external audit firms in their role as statutory auditors. These services usually result in a certification or specific opinion on an investigation or specific procedures applied, and include opinions/audit reports on information provided by us at the request of a third party (for example, prospectuses, comfort letters).

Over the last two years, audit-related services were mainly related to services incurred in connection with rights and bonds issuance, interim dividends, responsible drinking certification and capital increases. In 2013, the Ambev governance model represented the main part of audit-related expenses.

Tax Fees

Tax fees in 2014 were related to expat services and other services. Last year, the majority of our tax fees related to the Grupo Modelo integration, expat services and other services.

All Other Fees

All other fees were primarily related to a study on the craft beer segment in the U.S. and other services in 2014 and to the development of the global scorecard in 2013.

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

The Board has approved a share buyback program for an amount of USD 1.0 billion. The share buyback will be executed under the powers granted at the General Meeting of Shareholders on 30 April 2014, and will be conducted during the course of 2015. “Item 8. Financial Information—B. Significant Changes” for details on this program.

The following table sets forth certain information related to purchases made by the AB InBev Group of our shares or ADSs:

	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
	(number of shares)	(USD)	(number of shares)	(USD million)
1 January 2014 – 31 January 2014	—
1 February 2014 – 28 February 2014	395	(1)
1 March 2014 – 31 March 2014	—
1 April 2014 – 30 April 2014	66	(1)
1 May 2014 – 31 May 2014	—
1 June 2014 – 30 June 2014	—
1 July 2014 – 31 July 2014	—
1 August 2014 – 31 August 2014	—
1 September 2014 – 30 September 2014	—
1 October 2014 – 31 October 2014	—
1 November 2014 – 30 November 2014	—
1 December 2014 – 31 December 2014	—
Total	461

Note:

(1)	Under certain of our share-based compensation plans, shares are granted to employees at a discount. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share-Based Payment Plans.” The discount is granted in the form of additional shares, and if such employees leave the AB InBev Group prior to the end of the applicable vesting period, we take back the shares representing the discount. Technically, all of the “discount” shares are repurchased from the employee by our subsidiary, Brandbrew, for an aggregate price of EUR 1, or USD 1 if the individual is located in the United States.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

Under the NYSE listing standards, a majority of the directors of a listed U.S. company are required to be independent, while in Belgium, only three directors need to be independent. As of 31 December 2014, our Board of Directors comprised four independent directors and 10 non-independent directors. None of the 10 non-independent directors serve as part of our management, and these 10 directors are deemed not to be “independent” under the NYSE listing standards. Of these 10 directors, eight are considered non-independent solely because they serve as directors of our majority shareholder, Stichting Anheuser-Busch InBev. The remaining two of the 10 directors, María Asuncion Aramburuzabala and Valentín Diez Morodo, directors of Grupo Modelo, are considered non-independent under NYSE listing standards because they purchased a deferred share entitlement to acquire the equivalent of approximately 23.1 million AB InBev shares, to be delivered within five years, for consideration of approximately USD 1.5 billion on 5 June 2013.

The NYSE rules further require that the audit, nominating and compensation committees of a listed U.S. company be composed entirely of independent directors, including that there be a minimum of three members on the audit committee. The Belgian Corporate Governance Code recommends only that a majority of the directors on each of these committees meet the technical requirements for independence under Belgian corporate law. As of 1 January 2015, all voting members of the Audit Committee are independent under the NYSE rules and Rule 10A-3 of the Securities Exchange Act of 1934. However, four of the five directors on our Nomination Committee and one of the three directors on our Remuneration Committee would not meet the NYSE independence requirements. As the Nomination Committee and Remuneration Committee are composed exclusively of non-executive directors who are independent of management and free from any business relationship that could materially interfere with the exercise of their independent judgment, we consider that the composition of these committees achieves the Belgian Corporate Governance Code’s aim of avoiding potential conflicts of interest.

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

ITEM 19.	EXHIBITS

1.1	Consolidated Articles of Association of Anheuser-Busch InBev SA/NV, dated as of 30 April 2014 (English-language translation) (incorporated by reference to Exhibit 99.2 to Form 6-K filed by Anheuser-Busch InBev SA/NV on 2 May 2014).

2.1	Indenture, dated as of 16 October 2009, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, Brandbrew S.A., Cobrew NV/SA and Anheuser Busch Companies, LLC and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to Form F-4 (File No. 333-163464) filed by Anheuser-Busch InBev SA/NV on 3 December 2009).

2.2	Fifth Supplemental Indenture, dated as of 27 November 2009, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors named therein, and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.6 to Form F-4 (File No. 333-163464) filed by Anheuser-Busch InBev SA/NV on 3 December 2009).

2.3	Tenth Supplemental Indenture, dated as of 7 April 2010, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors named therein, and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 2.3 to Form 20-F (File No. 001-34455) filed by Anheuser-Busch InBev SA/NV on 13 April 2011).

2.4	Twenty-Fourth Supplemental Indenture, dated as of 6 October 2011, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors named therein, and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.2 to Form F-3/A (File No. 333-169514) filed by Anheuser-Busch InBev SA/NV on 7 October 2011).

2.5	Twenty-Ninth Supplemental Indenture, dated as of 20 December 2012, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev NV/SA, the Subsidiary Guarantors party thereto from time to time and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.2 to Form F-3/A (File No. 333-169514) filed by Anheuser-Busch InBev SA/NV on 21 December 2012).

2.6	Indenture, dated as of 17 January 2013, among Anheuser-Busch InBev Finance Inc., Anheuser-Busch InBev SA/NV, Brandbrew S.A., Cobrew NV/SA, Anheuser-Busch InBev Worldwide Inc. and Anheuser Busch Companies, LLC and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 2.5 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 25 March 2013).

3.1	Voting Agreement between Stichting Anheuser-Busch InBev, Fonds InBev-Baillet Latour SPRL and Fonds Voorzitter Verhelst SPRL, dated 17 October 2008 (incorporated by reference to Exhibit 3.2 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 14 September 2009).

3.2	New Shareholders Agreement, dated 18 December 2014 among BRC S.à.R.L., Eugénie Patri Sébastian S.A., EPS Participations S.à.R.L., Rayvax Société d’Investissements S.A. and the Stichting Anheuser-Busch InBev (incorporated by reference to Exhibit 2.34 to Amendment No. 14 to Schedule 13D filed by Anheuser-Busch InBev SA/NV on 30 December 2014).

4.1	2010 Senior Facilities Agreement for Anheuser-Busch InBev SA/NV and Anheuser-Busch InBev Worldwide Inc., dated 26 February 2010 (incorporated by reference to Exhibit 4.2 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 15 April 2010).*

4.2	Letter of Amendment dated 23 June 2011, amending the 2010 Senior Facilities Agreement dated 26 February 2010 (incorporated by reference to Exhibit 4.2 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 13 April 2012).*

4.3	Letter of Amendment dated 20 August 2013, amending the 2010 Senior Facilities Agreement dated 26 February 2010 (filed herewith).

4.4	Share-Based Compensation Plan Relating to Shares of Anheuser-Busch InBev (incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-172069) filed by Anheuser-Busch InBev SA/NV on 4 February 2011).

4.5	Share-Based Compensation Plan Relating to American Depositary Shares of Anheuser-Busch InBev (incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-172069) filed by Anheuser-Busch InBev SA/NV on 4 February 2011).

4.6	Long-Term Incentive Plan Relating to Shares of Anheuser-Busch InBev (most recent version is incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-201386) filed by Anheuser-Busch InBev SA/NV on 7 January 2015).

4.7	Long-Term Incentive Plan Relating to American Depositary Shares of Anheuser-Busch InBev (most recent version is incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-201386) filed by Anheuser-Busch InBev SA/NV on 7 January 2015).

4.8	Exceptional Incentive Restricted Stock Units Programme (most recent version is incorporated by reference to Exhibit 4.1 to Post-Effective Amendment No. 2 to Form S-8 (File No. 333-171231) filed by Anheuser-Busch InBev SA/NV on 10 May 2013).

4.9	Discretionary Restricted Stock Units Programme (incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-169272) filed by Anheuser-Busch InBev SA/NV on 8 September 2010).

4.10	Terms and Conditions of Anheuser-Busch InBev SA/NV Stock Option Plan–Stock Options Grant of 18 December 2009 (incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-165065) filed by Anheuser-Busch InBev SA/NV on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by Anheuser-Busch InBev SA/NV on 4 February 2011).

4.11	Anheuser-Busch InBev SA/NV Long-Term Incentive Plan–Stock Options Grant of 18 December 2009 (incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-165065) filed by Anheuser-Busch InBev SA/NV on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by Anheuser-Busch InBev SA/NV on 4 February 2011).

4.12	Forms of Stock Option Plan underlying the Dividend Waiver and Exchange Program (incorporated by reference to Exhibit 4.5 to Form S-8 (File No. 333-165065) filed by Anheuser-Busch InBev SA/NV on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by Anheuser-Busch InBev SA/NV on 4 February 2011).

4.13	Share-Based Compensation Plan March 2010 (incorporated by reference to Exhibit 4.6 to Form S-8 (File No. 333-165065) filed by Anheuser-Busch InBev SA/NV on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by Anheuser-Busch InBev SA/NV on 4 February 2011).

4.14	Share-Based Compensation Plan March 2010 for EBM, GHQ & NY (incorporated by reference to Exhibit 4.7 to Form S-8 filed by Anheuser-Busch InBev SA/NV on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by Anheuser-Busch InBev SA/NV on 4 February 2011).

4.15	Transaction Agreement by and among Grupo Modelo, S.A.B. de C.V., Diblo, S.A. de C.V., Anheuser-Busch InBev SA/NV, Anheuser-Busch International Holdings, Inc. and Anheuser-Busch México Holdings, S. de R.L. de C.V., dated as of 28 June 2012 (incorporated by reference to Exhibit 99.1 to Form 6-K filed by Anheuser-Busch InBev SA/NV on 2 July 2012).

4.16	Amended and restated Membership Interest Purchase Agreement, dated 13 February 2013, among Constellation Beers Ltd., Constellation Brands Beach Holdings, Inc., Constellation Brands, Inc. and Anheuser-Busch InBev SA/NV (incorporated by reference to Exhibit 4.16 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 25 March 2013).

4.17	Stock Purchase Agreement between Anheuser-Busch InBev SA/NV and Constellation Brands, Inc. dated 13 February 2012 (incorporated by reference to Exhibit 4.17 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 25 March 2013).*

4.18	Final Judgment of the United States District Court for the District of Columbia, entered into on 21 October 2013, outlining the Grupo Modelo settlement (incorporated by reference to Exhibit 4.18 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 25 March 2014).

4.19	First Amendment to Amended and Restated Membership Interest Purchase Agreement, dated as of 19 April 2013, among Anheuser-Busch SA/NV, Constellation Beers Ltd., Constellation Brands Beach Holdings, Inc. and Constellation Brands, Inc., as part of the Grupo Modelo settlement agreement (incorporated by reference to Exhibit 4.19 to Amendment No. 1 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 30 June 2014).*

4.20	First Amendment to Stock Purchase Agreement, dated as 19 April 2013, between Anheuser-Busch InBev SA/NV and Constellation Brands, Inc., as part of the Grupo Modelo settlement agreement (incorporated by reference to Exhibit 4.20 to Amendment No. 1 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 30 June 2014).*

4.21	First Amendment to Interim Supply Agreement, dated as 30 October 2014, between CIH International S.à.R.L., as successor by assignment to Crown Imports LLC, and Grupo Modelo S.A.B. de C.V., as part of the Grupo Modelo settlement agreement (filed herewith).*

4.22	First Amendment to Transition Services Agreement, dated as 16 December 2014, between Anheuser-Busch InBev SA/NV and Constellation Brands, Inc., as part of the Grupo Modelo settlement agreement (filed herewith).*

6.1	Description of earnings per share (included in note 23 to our audited consolidated financial statements included in this Form 20-F).

7.1	Description of ratios.

8.1	List of significant subsidiaries (included in note 36 to our audited consolidated financial statements included in this Form 20-F).

11.1	Anheuser-Busch InBev Code of Business Conduct, dated as of January 2014 (incorporated by reference to Exhibit 11.1 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 25 March 2014).

11.2	Anheuser-Busch InBev Code of Dealing, dated as of February 2010 (incorporated by reference to Exhibit 11.2 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 13 April 2012).

12.1	Principal Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Principal Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Principal Executive Officer and Principal Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of PricewaterhouseCoopers Bedrijfsrevisoren BCVBA.

Note:

*	Certain terms are omitted pursuant to a request for confidential treatment.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Anheuser-Busch InBev SA/NV
(Registrant)

Date: 24 March 2015	By:	/s/ Sabine Chalmers
	Name:	Sabine Chalmers
	Title:	Chief Legal and Corporate Affairs Officer

AB INBEV GROUP AUDITED CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors and Shareholders of Anheuser-Busch InBev SA/NV

Report of Independent Registered Public Accounting Firm

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Anheuser-Busch InBev SA/NV and its subsidiaries at 31 December 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s annual report on internal control over financial reporting” as set out in Part II, Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

As described in “Management’s annual report on internal control over financial reporting” as set out in part II - Item 15, management has excluded Oriental Brewery from its assessment of internal control over financial reporting as of 31 December 2014 as the combination with Oriental Brewery occurred during 2014. We have also excluded Oriental Brewery from our audit of internal control over financial reporting. As of 31 December 2014, the Company owned 100% of Oriental Brewery’s outstanding shares; Oriental Brewery’s total segment assets and total revenues represent 4% and 2%, respectively, of the related consolidated total assets and consolidated revenues as of and for the year ended 31 December 2014.

Sint-Stevens-Woluwe, 24 March 2015

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

Maatschappelijke zetel/Siège social: Woluwe Garden, Woluwedal 18, B-1932 Sint-Stevens-Woluwe

T: +32 (0)2 710 4211, F: +32 (0)2 710 4299, www.pwc.com

BTW/TVA BE 0429.501.944 / RPR Brussel - RPM Bruxelles / ING BE43 3101 3811 9501 - BIC BBRUBEBB /

RBS BE89 7205 4043 3185 - BIC ABNABEBR

Consolidated financial statements

Consolidated income statement

For the year ended 31 December Million US dollar, except earnings per shares in US dollar	Notes	2014	2013	2012[1]
Revenue		47 063	43 195	39 758
Cost of sales		(18 756)	(17 594)	(16 422)

Gross profit		28 307	25 601	23 336
Distribution expenses		(4 558)	(4 061)	(3 787)
Sales and marketing expenses		(7 036)	(5 958)	(5 254)
Administrative expenses		(2 791)	(2 539)	(2 200)
Other operating income/(expenses)	7	1 386	1 160	684

Restructuring (including impairment losses)	8	(277)	(118)	(36)
Business and asset disposal (including impairment losses)	8	157	30	58
Acquisition costs business combinations	8	(77)	(82)	(54)
Fair value adjustments	8	—	6 410	—

Profit from operations		15 111	20 443	12 747
Finance cost	11	(2 797)	(3 047)	(2 710)
Finance income	11	1 478	844	344

Net finance cost		(1 319)	(2 203)	(2 366)
Share of result of associates		9	294	624

Profit before tax		13 801	18 534	11 005
Income tax expense	12	(2 499)	(2 016)	(1 680)

Profit		11 302	16 518	9 325
Attributable to:
Equity holders of AB InBev		9 216	14 394	7 160
Non-controlling interest		2 086	2 124	2 165
Basic earnings per share	21	5.64	8.90	4.48
Diluted earnings per share	21	5.54	8.72	4.40

The accompanying notes are an integral part of these consolidated financial statements.

[1]	2012 as Reported, adjusted to reflect the effects of retrospective application on the revised IAS 19 Employee Benefits (see Note 3 Summary of significant accounting policies).

Consolidated statement of comprehensive income

For the year ended 31 December Million US dollar	2014	2013	2012[1]
Profit	11 302	16 518	9 325
Other comprehensive income: Items that will not be reclassified to profit or loss:
Re-measurements of post-employment benefits	(491)	503	(270)

	(491)	503	(270)
Other comprehensive income: Items that may be reclassified subsequently to profit or loss:
Translation reserves (gains/(losses))
Exchange differences on translation of foreign operations	(4 793)	(3 500)	(764)
Effective portion of changes in fair value of net investment hedges	33	(66)	(104)
Cash flow hedges
Recognized in equity	314	579	123
Removed from equity and included in profit or loss	(190)	(36)	(6)
Share of other comprehensive results of associates	—	(67)	475

	(4 636)	(3 090)	(276)
Other comprehensive income, net of tax	(5 127)	(2 587)	(546)
Total comprehensive income	6 175	13 931	8 779
Attributable to:
Equity holders of AB InBev	4 465	12 285	6 724
Non-controlling interest	1 710	1 646	2 055

The accompanying notes are an integral part of these consolidated financial statements.

[1]	2012 as Reported, adjusted to reflect the effects of retrospective application on the revised IAS 19 Employee Benefits (see Note 3 Summary of significant accounting policies).

Consolidated statement of financial position

As at 31 December Million US dollar	Notes	2014	2013
ASSETS
Non-current assets
Property, plant and equipment	13	20 263	20 889
Goodwill	14	70 758	69 927
Intangible assets	15	29 923	29 338
Investments in associates		110	187
Investment securities	16	118	193
Deferred tax assets	17	1 058	1 180
Employee benefits	23	10	10
Trade and other receivables	19	1 769	1 252

		124 009	122 976
Current assets
Investment securities	16	301	123
Inventories	18	2 974	2 950
Income tax receivable		359	332
Trade and other receivables	19	6 449	5 362
Cash and cash equivalents	20	8 357	9 839
Assets held for sale		101	84

		18 541	18 690

Total assets		142 550	141 666
EQUITY AND LIABILITIES
Equity
Issued capital	21	1 736	1 735
Share premium		17 620	17 608
Reserves		(4 558)	18
Retained earnings		35 174	31 004

Equity attributable to equity holders of AB InBev		49 972	50 365
Non-controlling interest		4 285	4 943

		54 257	55 308
Non-current liabilities
Interest-bearing loans and borrowings	22	43 630	41 274
Employee benefits	23	3 050	2 862
Deferred tax liabilities	17	12 701	12 841
Trade and other payables	26	1 070	3 222
Provisions	25	634	532

		61 085	60 731
Current liabilities
Bank overdrafts	20	41	6
Interest-bearing loans and borrowings	22	7 451	7 846
Income tax payable		629	1 105
Trade and other payables	26	18 922	16 474
Provisions	25	165	196

		27 208	25 627

Total equity and liabilities		142 550	141 666

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of changes in equity

	Attributable to equity holders of AB InBev[1]
Million US dollar	Issued capital	Share premium	Treasury shares	Share- based payment reserves	Translation reserves	Hedging reserves	Re-measurements of post-employment benefits	Deferred share instrument	Retained earnings	Total	Non- controlling interest	Total equity
As per 1 January 2012	1 734	17 557	(1 137)	536	2 418	(188)	(1 160)	—	17 744	37 504	3 552	41 056
Profit	—	—	—	—	—	—	—	—	7 160	7 160	2 165	9 325
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	—	—	—	—	(746)	—	—	—	—	(746)	(122)	(868)
Cash flow hedges	—	—	—	—	—	109	—	—	—	109	8	117
Re-measurements of post-employment benefits	—	—	—	—	—	—	(274)	—	—	(274)	4	(270)
Share of other comprehensive results of associates	—	—	—	—	475	—	—	—	—	475	—	475
Total comprehensive income	—	—	—	—	(271)	109	(274)	—	7 160	6 724	2 055	8 779
Shares issued	—	17	—	—	—	—	—	—	—	17	—	17
Dividends	—	—	—	—	—	—	—	—	(2 705)	(2 705)	(1 406)	(4 111)
Treasury shares	—	—	137	—	—	—	—	—	(56)	81	(7)	74
Share-based payments	—	—	—	157	—	—	—	—	—	157	18	175
Scope and other changes	—	—	—	—	—	—	—	—	(624)	(624)	87	(537)

As per 31 December 2012	1 734	17 574	(1 000)	693	2 147	(79)	(1 434)	—	21 519	41 154	4 299	45 453

	Attributable to equity holders of AB InBev[1]
Million US dollar	Issued capital	Share premium	Treasury shares	Share- based payment reserves	Translation reserves	Hedging reserves	Re-measurements of post-employment benefits	Deferred share instrument	Retained earnings	Total	Non- controlling interest	Total equity
As per 1 January 2013	1 734	17 574	(1 000)	693	2 147	(79)	(1 434)	—	21 519	41 154	4 299	45 453
Profit	—	—	—	—	—	—	—	—	14 394	14 394	2 124	16 518
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	—	—	—	—	(3 042)	—	—	—	—	(3 042)	(524)	(3 566)
Cash flow hedges	—	—	—	—	—	534	—	—	—	534	9	543
Re-measurements of post-employment benefits	—	—	—	—	—	—	466	—	—	466	37	503
Share of other comprehensive results of associates	—	—	—	—	(67)	—	—	—	—	(67)	—	(67)
Total comprehensive income	—	—	—	—	(3 109)	534	466	—	14 394	12 285	1 646	13 931
Shares issued	1	34	—	—	—	—	—	1 500	—	1 535	—	1 535
Dividends	—	—	—	—	—	—	—	(18)	(4 788)	(4 806)	(1 019)	(5 825)
Treasury shares	—	—	126	—	—	—	—	—	—	126	—	126
Share-based payments	—	—	—	192	—	—	—	—	—	192	23	215
Scope and other changes	—	—	—	—	—	—	—	—	(121)	(121)	(6)	(127)

As per 31 December 2013	1 735	17 608	(874)	885	(962)	455	(968)	1 482	31 004	50 365	4 943	55 308

[1]	As Reported, adjusted to reflect the effects of retrospective application on the revised IAS 19 Employee Benefits (see Note 3 Summary of significant accounting policies).

	Attributable to equity holders of AB InBev
Million US dollar	Issued capital	Share premium	Treasury shares	Share- based payment reserves	Translation reserves	Hedging reserves	Re-measurements of post-employment benefits	Deferred share instrument	Retained earnings	Total	Non- controlling interest	Total equity
As per 1 January 2014	1 735	17 608	(874)	885	(962)	455	(968)	1 482	31 004	50 365	4 943	55 308
Profit	—	—	—	—	—	—	—	—	9 216	9 216	2 086	11 302
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—
Exchange differences on translation of foreign operations (gains/(losses))	—	—	—	—	(4 374)	—	—	—	—	(4 374)	(386)	(4 760)
Cash flow hedges	—	—	—	—	—	102	—	—	—	102	22	124
Re-measurements of post-employment benefits	—	—	—	—	—	—	(479)	—	—	(479)	(12)	(491)
Total comprehensive income	—	—	—	—	(4 374)	102	(479)	—	9 216	4 465	1 710	6 175
Shares issued	1	12	—	—	—	—	—	—	—	13	—	13
Dividends	—	—	—	—	—	—	—	(75)	(5 244)	(5 319)	(2 296)	(7 615)
Treasury shares	—	—	55	—	—	—	—	—	—	55	—	55
Share-based payments	—	—	—	195	—	—	—	—	—	195	18	213
Scope and other changes	—	—	—	—	—	—	—	—	198	198	(90)	108

As per 31 December 2014	1 736	17 620	(819)	1 080	(5 336)	557	(1 447)	1 407	35 174	49 972	4 285	54 257

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated cash flow statement

For the year ended 31 December Million US dollar	Notes	2014	2013	2012[1]
OPERATING ACTIVITIES
Profit		11 302	16 518	9 325
Depreciation, amortization and impairment	10	3 353	2 985	2 747
Impairment losses on receivables, inventories and other assets		108	91	106
Additions/(reversals) in provisions and employee benefits		(85)	109	(14)
Net finance cost	11	1 319	2 203	2 366
Loss/(gain) on sale of property, plant and equipment and intangible assets		4	(25)	(68)
Loss/(gain) on sale of subsidiaries, associates and assets held for sale		(219)	(85)	(19)
Revaluation of initial investment in Grupo Modelo	6	—	(6 415)	—
Equity-settled share-based payment expense	24	249	240	201
Income tax expense	12	2 499	2 016	1 680
Other non-cash items included in the profit		(190)	(105)	28
Share of result of associates		(9)	(294)	(624)

Cash flow from operating activities before changes in working capital and use of provisions		18 331	17 238	15 728
Decrease/(increase) in trade and other receivables		(371)	(25)	(102)
Decrease/(increase) in inventories		(354)	(129)	(130)
Increase/(decrease) in trade and other payables		1 540	1 020	1 331
Pension contributions and use of provisions		(458)	(653)	(621)

Cash generated from operations		18 688	17 451	16 206
Interest paid		(2 476)	(2 214)	(1 978)
Interest received		273	297	112
Dividends received		30	606	720
Income tax paid		(2 371)	(2 276)	(1 792)

CASH FLOW FROM OPERATING ACTIVITIES		14 144	13 864	13 268
INVESTING ACTIVITIES
Proceeds from sale of property, plant and equipment and of intangible assets		273	257	175
Sale of subsidiaries, net of cash disposed of	6	426	42	33
Acquisition of subsidiaries, net of cash acquired	6	(7 126)	(17 439)	(1 445)
Purchase of non-controlling interest	21	(92)	(99)	(110)
Acquisition of property, plant and equipment and of intangible assets	13/15	(4 395)	(3 869)	(3 264)
Net of tax proceeds from the sale of assets held for sale		(65)	4 002	(3)
Net proceeds from sale/(acquisition) of investment in short-term debt securities	16	(187)	6 707	(6 702)
Net proceeds from sale/(acquisition) of other assets		15	(13)	(39)
Net repayments/(payments) of loans granted		(1)	131	14

CASH FLOW FROM INVESTING ACTIVITIES		(11 152)	(10 281)	(11 341)
FINANCING ACTIVITIES
Net proceeds from the issue of share capital	21	83	73	102
Proceeds from borrowings		18 382	22 464	18 463
Payments on borrowings		(15 159)	(18 006)	(14 814)
Cash received for deferred shares instrument		—	1 500	—
Cash net finance (cost)/income other than interests		239	563	43
Dividends paid		(7 400)	(6 253)	(3 632)

CASH FLOW FROM FINANCING ACTIVITIES		(3 855)	341	162
Net increase/(decrease) in cash and cash equivalents		(863)	3 924	2 089
Cash and cash equivalents less bank overdrafts at beginning of year		9 833	7 051	5 312
Effect of exchange rate fluctuations		(654)	(1 142)	(350)

Cash and cash equivalents less bank overdrafts at end of period	20	8 316	9 833	7 051

The accompanying notes are an integral part of these consolidated financial statements.

[1]	2012 as Reported, adjusted to reflect the effects of retrospective application on the revised IAS 19 Employee Benefits (see Note 3 Summary of significant accounting policies).

Notes to the consolidated financial statements

Corporate information	1

Statement of compliance	2

Summary of significant accounting policies	3

Use of estimates and judgments	4

Segment reporting	5

Acquisitions and disposals of subsidiaries	6

Other operating income/(expenses)	7

Exceptional items	8

Payroll and related benefits	9

Additional information on operating expenses by nature	10

Finance cost and income	11

Income taxes	12

Property, plant and equipment	13

Goodwill	14

Intangible assets	15

Investment securities	16

Deferred tax assets and liabilities	17

Inventories	18

Trade and other receivables	19

Cash and cash equivalents	20

Changes in equity and earnings per share	21

Interest-bearing loans and borrowings	22

Employee benefits	23

Share-based payments	24

Provisions	25

Trade and other payables	26

Risks arising from financial instruments	27

Operating leases	28

Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other	29

Contingencies	30

Related parties	31

Supplemental guarantor financial information	32

Events after the balance sheet date	33

AB InBev companies	34

1.	CORPORATE INFORMATION

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. Beer, the original social network, has been bringing people together for thousands of years and the company’s portfolio of well over 200 beer brands continues to forge strong connections with consumers. This includes global brands Budweiser®, Corona® and Stella Artois®; international brands Beck’s®, Leffe® and Hoegaarden®; and local champions Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Victoria®, Modelo Especial®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Cass® and Jupiler®. Anheuser-Busch InBev’s dedication to heritage and quality originates from the Den Hoorn brewery in Leuven, Belgium dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser Busch InBev leverages the collective strengths of approximately 155 000 employees based in 25 countries worldwide. In 2014, AB InBev realized 47.1 billion US dollar revenue. The company strives to be the Best Beer Bringing People Together For a Better World.

The consolidated financial statements of the company for the year ended 31 December 2014 comprise the company and its subsidiaries (together referred to as “AB InBev” or the “company”) and the company’s interest in associates and jointly controlled entities.

The financial statements were authorized for issue by the Board of Directors on 24 March 2015.

2.	STATEMENT OF COMPLIANCE

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (‘IASB”) and in conformity with IFRS as adopted by the European Union up to 31 December 2014 (collectively “IFRS”). AB InBev did not early apply any new IFRS requirements that were not yet effective in 2014 and did not apply any European carve-outs from IFRS.

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

A listing of the company’s most important subsidiaries, joint ventures, joint operations and associates is set out in Note 34 AB InBev companies.

(E)	SUMMARY OF CHANGES IN ACCOUNTING POLICIES

A number of new standards, amendment to standards and new interpretations became mandatory for the first time for the financial year beginning 1 January 2014, and have not been listed in these consolidated financial statements because of either their non-applicability to or their immateriality to AB InBev’s consolidated financial statements.

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

In hyperinflationary economies, re-measurement of the local currency denominated non-monetary assets, liabilities, income statement accounts as well as equity accounts is made by applying a general price index. These re-measured accounts are used for conversion into US dollar at the closing exchange rate. AB InBev did not operate in hyperinflationary economies in 2013 and 2014.

EXCHANGE RATES

The most important exchange rates that have been used in preparing the financial statements are:

	Closing rate			Average rate
1 US dollar equals:	2014	2013	2012	2014	2013	2012
Argentinean peso	8.552034	6.518027	4.917311	8.119265	5.446585	4.544242
Brazilian real	2.656197	2.342604	2.043500	2.348760	2.157419	1.947644
Canadian dollar	1.158305	1.063810	0.995679	1.099011	1.030040	1.000770
Chinese yuan	6.206895	6.054043	6.230640	6.165793	6.155014	6.312949
Euro	0.823655	0.725111	0.757920	0.747695	0.755485	0.775893
South Korean won	1 090.93	—	—	1 045.73	—	—
Mexican peso	14.718112	13.084394	13.024470	13.224411	12.836159	13.234397
Pound sterling	0.641544	0.604525	0.618538	0.605515	0.640409	0.629801
Russian ruble	56.256744	32.729000	30.372685	36.741769	31.859528	31.116623
Ukrainian hryvnia	15.768560	7.993022	7.992997	11.426006	7.993027	7.991152

(G)	INTANGIBLE ASSETS

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

Acquired customer relationships in a business combination are initially recognized at fair value as supply rights, to the extent that they arise from contractual rights. If the IFRS recognition criteria are not met, these relationships are subsumed under goodwill.

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

AB InBev’s operating segment reporting format is geographical because the company’s risks and rates of return are affected predominantly by the fact that AB InBev operates in different geographical areas. The company’s management structure and internal reporting system to the Board of Directors is set up accordingly. A geographical segment is a distinguishable component of the company that is engaged in providing products or services within a particular economic environment, which is subject to risks and returns that are different from those of other segments. In accordance with IFRS 8 Operating segments AB InBev’s reportable geographical segments were determined as North America, Mexico, Latin America North, Latin America South, Europe, Asia Pacific and Global Export and Holding Companies. The company’s assets are predominantly located in the same geographical areas as its customers.

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

(DD) RECENTLY ISSUED IFRS

To the extent that new IFRS requirements are expected to be applicable in the future, they have been summarized hereafter. For the year ended 31 December 2014 they have not been applied in preparing these consolidated financial statements.

IFRS 9 Financial Instruments:

IFRS 9 Financial Instruments is the standard issued as part of a wider project to replace IAS 39. IFRS 9 introduces a logical approach for the classification of financial assets, which is driven by cash flow characteristics and the business model in which an asset is held; defines a new expected-loss impairment model that will require more timely recognition of expected credit losses; and introduces a substantially-reformed model for hedge accounting, with enhanced disclosures about risk management activity. The new hedge accounting model represents a significant overhaul of hedge accounting that aligns the accounting treatment with risk management activities. IFRS 9 also removes the volatility in profit or loss that was caused by changes in the credit risk of liabilities elected to be measured at fair value. IFRS 9 will be effective for annual periods beginning on or after 1 January 2018. Early application is permitted.

IFRS 15 Revenue from Contracts with Customers:

The core principle of the new standard is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the company expects to be entitled in exchange for those goods or services. The new standard will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements. IFRS 15 is effective for an entity’s first annual IFRS financial statements for periods beginning on or after 1 January 2017. Early application is permitted.

Other Standards, Interpretations and Amendments to Standards

A number of other amendments to standards are effective for annual periods beginning after 1 January 2014, and have not been listed above because of either their non-applicability to or their immateriality to AB InBev’s consolidated financial statements.

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

In preparing these consolidated financial statements, the significant judgments made by management in applying the company’s accounting policies and the key sources of estimating uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended 31 December 2013, except as for the valuation of the individual assets acquired and liabilities assumed as part of the allocation of the OB purchase price. The company is in the process of finalizing the allocation of the purchase price to the individual assets acquired and liabilities assumed in compliance with IFRS 3. Following the acquisition of OB, AB InBev is fully consolidating OB in the AB InBev audited financial statements as of 1 April 2014. Detail is provided in Note 6 – Acquisitions and disposals of Subsidiaries of these audited consolidated financial statements. Furthermore, effective 1 January 2014, the company ceased the proportional consolidation of certain operations it has in Canada and started to apply equity reporting as of that date without a material impact on AB InBev’s consolidated financial statements.

5.	SEGMENT REPORTING

Segment information is presented by geographical segments, consistent with the information that is available and evaluated regularly by the chief operating decision maker. AB InBev operates its business through seven business segments. Regional and operating company management is responsible for managing performance, underlying risks, and effectiveness of operations. Internally, AB InBev’s management uses performance indicators such as normalized profit from operations (normalized EBIT) and normalized EBITDA as measures of segment performance and to make decisions regarding allocation of resources. These measures are reconciled to segment profit in the tables presented (figures may not add up due to rounding).

Given the transformational nature of the transaction with Grupo Modelo that closed on 4 June 2013, and to facilitate the understanding of AB InBev’s underlying performance, AB InBev has updated its 2013 segment reporting for purposes of result announcement and internal review by senior management. This presentation (referred to as the “2013 Reference base”) includes, for comparative purposes, the results of the Grupo Modelo business as if the combination had taken place on 4 June 2012. Accordingly, the 2013 Reference base presented below includes 12 months of the Grupo Modelo combination.

The 2013 Reference base further reflects updates to the 2013 segment reporting for purposes of result announcement and internal review by senior management to reflect changes in the Zone presentation of AB InBev that were effective 1 January 2014. The changes include the combination of AB InBev’s Western Europe and Central & Eastern Europe Zones into a single Europe Zone, the transfer of responsibility from Global Export and Holding Companies to the Europe Zone of the company’s Spanish operations and the export of Corona to a number of European countries, and the transfer of management responsibility for Cuba to the Zone Latin America North.

The Grupo Modelo operations are reported according to their geographical presence in the following segments: the Mexico beer and packaging businesses are reported in the Zone Mexico, the Export business is reported in the Global Export and Holding Companies segment and the sale of Modelo brands by AB InBev affiliates are reported in the respective Zones where these affiliates operate. The Oriental Brewery (“OB”) business is reported in the Zone Asia Pacific as from 1 April 2014.

All figures in the tables below are stated in million US dollar, except volume (million hls), Normalized EBITDA margin (in %) and full time equivalents (FTE in units).

SEGMENT REPORTING (2013 REFERENCE BASE) – NON-AUDITED

	North America		Mexico		Latin America North		Latin America South		Europe		Asia Pacific		Global Export and Holding Companies		Effect of acquisition		Consolidated
	2014	2013 Refe- rence base	2014	2013 Refe- rence base	2014	2013 Refe- rence base	2014	2013 Refe- rence base	2014	2013 Refe- rence base	2014	2013 Refe- rence base	2014	2013 Refe- rence base	2014	2013 Bridge to reported	2014	2013 Reported

Volume	121	122	39	38	125	120	37	37	44	47	83	66	10	15		(20)	459	426

Revenue	16 093	16 023	4 619	4 669	11 269	11 010	2 961	3 269	4 865	5 021	5 040	3 354	2 216	2 138		(2 288)	47 063	43 195

Cost of sales	(6 391)	(6 519)	(1 374)	(1 570)	(3 741)	(3 576)	(1 081)	(1 185)	(2 081)	(2 272)	(2 552)	(1 885)	(1 538)	(1 549)		961	(18 756)	(17 594)
Distribution expenses	(1 324)	(1 235)	(453)	(443)	(1 404)	(1 351)	(290)	(309)	(477)	(503)	(434)	(302)	(175)	(143)		225	(4 558)	(4 061)
Sales and marketing expenses	(2 136)	(1 908)	(808)	(844)	(1 253)	(1 147)	(315)	(346)	(1 067)	(1 066)	(1 227)	(833)	(230)	(194)		380	(7 036)	(5 958)
Administrative expenses	(473)	(497)	(430)	(455)	(581)	(591)	(106)	(112)	(362)	(364)	(400)	(317)	(440)	(430)		227	(2 791)	(2 539)
Other operating income/(expenses)	299	67	237	200	689	807	5	(5)	28	32	90	109	39	52		(102)	1 386	1 160
Normalized profit from operations (EBIT)	6 068	5 932	1 791	1 557	4 979	5 151	1 175	1 311	906	849	517	127	(128)	(126)		(598)	15 308	14 203

Depreciation, amortization and impairment	(752)	(796)	(395)	(383)	(763)	(707)	(177)	(180)	(437)	(492)	(550)	(419)	(161)	(166)		158	(3 234)	(2 985)

Normalized EBITDA	6 820	6 728	2 186	1 940	5 742	5 858	1 352	1 491	1 343	1 341	1 067	546	33	40		(755)	18 542	17 188

Normalized EBITDA margin	42.4%	42.0%	47.3%	41.5%	51.0%	53.2%	45.6%	45.6%	27.6%	26.7%	21.2%	16.3%					39.4%	39.8%

SEGMENT REPORTING (2014 AND 2013 AS REPORTED)

	North America			Mexico			Latin America North			Latin America South			Europe
	2014	2013	2012[1]	2014	2013	2012[1]	2014	2013	2012[1]	2014	2013	2012[1]	2014	2013	2012[1]

Volume	121	122	125	39	22	—	125	120	124	37	37	38	44	46	51

Revenue	16 093	16 023	16 028	4 619	2 769	—	11 269	11 010	11 395	2 961	3 269	3 209	4 865	4 932	5 166

Cost of sales	(6 391)	(6 519)	(6 615)	(1 374)	(869)	—	(3 741)	(3 576)	(3 598)	(1 081)	(1 185)	(1 244)	(2 081)	(2 238)	(2 385)
Distribution expenses	(1 324)	(1 235)	(1 319)	(453)	(232)	—	(1 404)	(1 351)	(1 290)	(290)	(309)	(296)	(477)	(497)	(536)
Sales and marketing expenses	(2 136)	(1 908)	(1 794)	(808)	(484)	—	(1 253)	(1 147)	(1 206)	(315)	(346)	(336)	(1 067)	(1 049)	(1 048)
Administrative expenses	(473)	(497)	(452)	(430)	(234)	—	(581)	(592)	(614)	(106)	(112)	(108)	(362)	(359)	(368)
Other operating income/(expenses)	299	67	64	237	104	—	689	807	426	5	(5)	4	28	30	29
Normalized profit from operations (EBIT)	6 068	5 932	5 911	1 791	1 054	—	4 979	5 151	5 113	1 175	1 311	1 228	906	819	857

Exceptional items (refer Note 8)	(5)	(5)	47	(105)	(54)	—	(21)	(6)	(26)	(12)	(5)	—	(132)	(37)	(7)
Profit from operations (EBIT)	6 063	5 927	5 958	1 685	1 000	—	4 957	5 145	5 087	1 163	1 306	1 228	774	782	850

Net finance (cost)/income	(403)	(494)	(565)	(1 371)	(1 059)	—	(414)	(418)	(373)	(230)	(317)	(60)	(704)	(672)	(492)
Share of result of associates	6	278	624	(2)	11	—	5	5	—	—	—	—	—	—	1
Profit/(loss) before tax	5 666	5 710	6 017	312	(47)	—	4 548	4 732	4 714	933	989	1 169	70	111	359

Income tax expense	(1 402)	(1 216)	(1 386)	(362)	(112)	—	(360)	(397)	(500)	(311)	(457)	(340)	(71)	37	(141)

Profit/(loss)	4 264	4 495	4 631	(49)	(159)	—	4 188	4 335	4 214	622	532	828	(1)	148	218

Normalized EBITDA	6 820	6 728	6 735	2 186	1 281	—	5 742	5 858	5 826	1 352	1 491	1 419	1 343	1 311	1 381
Exceptional items (including impairment)	(5)	(5)	47	(105)	(54)	—	(21)	(6)	(26)	(12)	(5)	—	(132)	(37)	(7)
Depreciation, amortization and impairment	(752)	(796)	(824)	(395)	(226)	—	(764)	(707)	(713)	(177)	(180)	(191)	(437)	(491)	(524)
Net finance (cost)/income	(403)	(494)	(565)	(1 371)	(1 059)	—	(414)	(418)	(373)	(230)	(317)	(60)	(704)	(672)	(492)
Share of results of associates	6	278	624	(2)	11	—	5	5	—	—	—	—	—	—	1
Income tax expense	(1 402)	(1 216)	(1 386)	(362)	(112)	—	(360)	(397)	(500)	(311)	(457)	(340)	(71)	37	(141)

Profit/(loss)	4 264	4 495	4 631	(49)	(159)	—	4 188	4 335	4 214	622	532	828	(1)	148	218

Normalized EBITDA margin %	42.4%	42.0%	42.0%	47.3%	46.3%	—	51.0%	53.2%	51.1%	45.6%	45.6%	44.2%	27.6%	26.6%	26.7%

Segment assets	63 921	64 639	72 845	28 918	30 259	—	16 538	17 541	18 373	3 508	3 483	4 335	7 210	8 359	7 986

Intersegment elimination
Non-segmented assets
Total assets

Segment liabilities	6 321	6 690	8 292	5 513	3 653	—	6 778	5 783	7 320	1 465	1 228	1 782	4 842	4 812	4 238
Intersegment elimination
Non-segmented items
Total equity and liabilities

Gross capex	542	588	449	439	202	—	1 464	1 415	1 227	385	299	287	445	434	420
Addition to/(reversal of) provisions	90	8	13	16	(1)	—	139	188	134	7	1	3	15	31	4
FTE	15 348	16 852	17 136	30 927	34 203	—	38 381	38 338	36 241	10 872	10 482	10 924	13 865	15 096	16 989

[1]	As Reported, adjusted to reflect the effects of retrospective application on the revised IAS 19 Employee Benefits (see Note 3 Summary of significant accounting policies).

SEGMENT REPORTING (2014 AND 2013 AS REPORTED)

	Asia Pacific			Global Export and Holding Companies			Consolidated
	2014	2013	2012[1]	2014	2013	2012[1]	2014	2013	2012[1]

Volume	83	66	58	10	12	7	459	426	403

Revenue	5 040	3 354	2 690	2 216	1 839	1 270	47 063	43 195	39 758

Cost of sales	(2 552)	(1 885)	(1 565)	(1 538)	(1 323)	(1 015)	(18 756)	(17 594)	(16 422)
Distribution expenses	(434)	(302)	(235)	(175)	(135)	(111)	(4 558)	(4 061)	(3 787)
Sales and marketing expenses	(1 227)	(833)	(670)	(230)	(191)	(200)	(7 036)	(5 958)	(5 254)
Administrative expenses	(400)	(317)	(274)	(440)	(429)	(382)	(2 791)	(2 539)	(2 200)
Other operating income/(expenses)	90	109	121	39	48	40	1 386	1 160	684
Normalized profit from operations (EBIT)	517	127	67	(128)	(191)	(398)	15 308	14 203	12 779

Exceptional items (refer Note 8)	(85)	(26)	2	165	6 372	(47)	(197)	6 240	(32)
Profit from operations (EBIT)	432	101	69	37	6 181	(445)	15 111	20 443	12 747

Net finance (cost)/income	(24)	8	—	1 826	749	(877)	(1 319)	(2 203)	(2 366)
Share of result of associates	—	—	—	—	—	—	9	294	624
Profit/(loss) before tax	408	109	69	1 864	6 930	(1 322)	13 801	18 534	11 005

Income tax expense	(142)	(53)	(53)	148	181	740	(2 499)	(2 016)	(1 680)

Profit/(loss)	266	56	16	2 012	7 112	(582)	11 302	16 518	9 325

Normalized EBITDA	1 067	546	396	33	(25)	(231)	18 542	17 188	15 525
Exceptional items (including impairment)	(85)	(26)	2	165	6 372	(47)	(197)	6 240	(32)
Depreciation, amortization and impairment	(550)	(419)	(329)	(161)	(165)	(167)	(3 234)	(2 985)	(2 746)
Net finance (cost)/income	(24)	8	—	1 826	749	(877)	(1 319)	(2 203)	(2 366)
Share of results of associates	—	—	—	—	—	—	9	294	624
Income tax expense	(142)	(53)	(53)	148	181	740	(2 499)	(2 016)	(1 680)

Profit/(loss)	266	56	16	2 012	7 112	(582)	11 302	16 518	9 325

Normalized EBITDA margin %	21.2%	16.3%	14.7%	—	—	—	39.4%	39.8%	39.0%

Segment assets	13 921	6 246	5 028	5 728	4 242	3 865	139 743	134 769	112 432
Intersegment elimination							(8 338)	(5 171)	(5 557)
Non-segmented assets							11 145	12 068	15 746
Total assets							142 550	141 666	122 621

Segment liabilities	4 018	2 996	2 467	2 958	3 133	2 242	31 894	28 293	26 341
Intersegment elimination							(8 338)	(5 171)	(5 557)
Non-segmented items							118 994	118 544	101 837
Total equity and liabilities							142 550	141 666	122 621

Gross capex	987	817	786	80	84	143	4 342	3 839	3 312
Addition to/(reversal of) provisions	34	11	(2)	(2)	(19)	(208)	300	219	(57)
FTE	42 727	37 680	34 455	1 910	1 936	1 888	154 029	154 587	117 632

[1]	As Reported, adjusted to reflect the effects of retrospective application on the revised IAS 19 Employee Benefits (see Note 3 Summary of significant accounting policies).

Net revenue from the beer business amounted to 43 116m US dollar (2013: 39 080m US dollar; 2012: 35 914m US dollar) while the net revenue from the non-beer business (soft drinks and other business) accounted for 3 947m US dollar (2013: 4 115m US dollar; 2012: 3 844m US dollar).

Net revenue from external customers attributable to AB InBev’s country of domicile (Belgium) and non-current assets located in the country of domicile represented 896m US dollar and 1 176m US dollar (2013: 880m US dollar; 2012: 873m US dollar), respectively.

6.	ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES

The table below summarizes the impact of acquisitions on the Statement of financial position and cash flows of AB InBev for 31 December 2014 and 2013:

Million US dollar	2014 Acquisitions	2013 Acquisitions	2014 Disposal	2013 Disposal

Non-current assets
Property, plant and equipment	947	4 818	—	—
Intangible assets	1 255	5 068	—	—
Investment in subsidiaries	—	44	—	—
Investment in associates	—	75	—	—
Investment securities	—	19	—	—
Trade and other receivables	47	65	—	—
Deferred tax assets	56	14	—	—

Current assets
Inventories	113	605	—	—
Income tax receivable	—	1	—	—
Trade and other receivables	323	676	—	—
Cash and cash equivalents	257	2 674	—	—
Assets held for sale	—	5 385	(365)	—

Non-controlling interest	—	(11)	—	—

Non-current liabilities
Interest-bearing loans and borrowings	(513)	—	—	—
Trade and other payables	(187)	(566)	—	—
Employee benefits	(31)	(256)	—	—
Provisions	—	(21)	—	—
Deferred tax liabilities	(306)	(1 157)	—	—

Current liabilities
Bank overdraft	(3)	—	—	—
Interest-bearing loans and borrowings	(96)	(68)	—	—
Income tax payable	(107)	(1 502)	—	—
Trade and other payables	(853)	(1 258)	—	—
Provisions	—	(17)	—	—

Net identifiable assets and liabilities	902	14 588	(365)	—

Goodwill on acquisitions	5 307	19 988	—	—
Loss/(gain) on disposal	—	—	(196)	(42)
Acquisition-date fair value of the previously held equity interest	—	(12 946)	—	—
Shareholdings increases	—	(11)	—	—
Consideration to be paid	—	(1 509)	52	—
Net cash paid on prior years acquisitions	1 021	3	—	—

Consideration paid/(received), satisfied in cash	7 226	20 113	(509)	(42)

Cash (acquired)/ disposed of	(254)	(2 674)	24	—

Net cash outflow / (inflow)	6 976	17 439	(485)	(42)

2014 ACQUISITIONS

The following transactions took place in 2014:

Oriental Brewery acquisition

On 1 April 2014, AB InBev completed the acquisition of OB, the leading brewer in South Korea. The acquisition returned OB to the AB InBev portfolio, after AB InBev sold the company in July 2009, following the combination of InBev and Anheuser-Busch, in support of the company’s deleveraging commitment.

The enterprise value for the transaction was 5.8 billion US dollar, and as a result of an agreement entered into in 2009, AB InBev also received approximately 320m US dollar in cash at closing from this transaction, subject to closing adjustments according to the terms of the transaction.

AB InBev financed the transactions with the issuance of bonds during the first half of 2014.

Transaction costs for the combination approximated 0.1 billion US dollar and were reported as incurred in the exceptional expenses in 2014.

The company is in the process of finalizing the allocation of the purchase price to the individual assets acquired and liabilities assumed in compliance with IFRS 3. The provisional allocation of the purchase price included in the balance sheet and detailed in the table below is based on the current best estimates of AB InBev’s management with input from independent third parties. The completion of the purchase price allocation may result in further adjustment to the carrying value of OB’s recorded assets and liabilities and the determination of any residual amount that will be allocated to goodwill.

The following table presents the provisional allocation of purchase price to the OB business:

Million US dollar	Before Purchase Price Allocation	Purchase Price Allocation	After Purchase Price Allocation

Non-current assets
Property, plant and equipment	729	5	734
Goodwill	1 128	(1 128)	—
Intangible assets	313	797	1 110
Trade and other receivables	47	—	47

Current assets
Inventories	95	—	95
Trade and other receivables	272	(2)	270
Cash and cash equivalent	245	—	245

Non-current liabilities
Interest-bearing loans and borrowings	(499)	—	(499)
Employee benefits	(27)	(4)	(31)
Deferred tax liabilities	(92)	(192)	(284)

Current liabilities
Interest-bearing loans and borrowings	(7)	—	(7)
Income tax payable	(94)	—	(94)
Trade and other payables	(523)	(165)	(688)

Net identified assets and liabilities	1 587	(689)	898

Goodwill on acquisition			4 298

Net assets acquired			5 196

Consideration paid (enterprise value minus net debt)			5 519
Cash received as part of the operation			(323)

Net consideration paid, satisfied in cash			5 196

Cash and cash equivalent acquired			(245)

Net cash outflow			4 951

The transaction resulted in 4.3 billion US dollar of goodwill provisionally allocated primarily to the South Korean business. The factors that contributed to the recognition of goodwill include the acquisition of an assembled workforce and expected improved efficiencies through best-practice sharing. Goodwill also arises due to the recognition of deferred tax liabilities in relation to the preliminary fair value adjustments on acquired intangible assets. None of the goodwill recognized is deductible for tax purposes.

The valuation of the property, plant and equipment, intangible assets, employee benefits and other assets and liabilities are based on the current best estimates of AB InBev’s management, with input from independent third parties.

The majority of the intangible asset valuation relates to brands with indefinite life. The valuation of the brands with indefinite life is based on a series of factors, including the brand history, the operating plan and the countries in which the brands are sold. The intangibles with an indefinite life mainly include the Cass brand family and have been fair valued for a total amount of 1.1 billion US dollar.

A deferred tax liability has been accrued on most fair value adjustments considering a tax rate of 24.2%.

As of 1 April 2014, the completion date of the transaction, OB contributed 1 142m US dollar to the revenue and 206m US dollar to the profit of AB InBev. If the acquisition date had been 1 January 2014 it is estimated that AB InBev’s unaudited combined revenue, profit from operations and profit would have been higher by 318m US dollar, 99m US dollar, and 70m US dollar, respectively. The unaudited combined results do not include any anticipated cost savings or other effects of the planned integration of OB. Accordingly, such amounts are not necessarily indicative of the results if the combination had occurred on 1 January 2014 or that may result in the future.

Other 2014 acquisitions

In 2014, AB InBev completed the acquisition of the Siping Ginsber Draft Beer Co., Ltd. (“Ginsber”), which owns the Ginsber brand, as well as it completed a transaction to acquire three breweries in China. The aggregate purchase price of such acquisitions was approximately 868m US dollar. The acquired business had an immaterial impact on profit in 2014. The company is in the process of finalizing the allocation of the purchase price to the individual assets acquired and liabilities assumed in compliance with IFRS 3.

During 2014, AB InBev also acquired the Blue Point brewery (Long Island), 10 Barrel Brewing in the northwest of the United States and two wholesalers in Kentucky and Oregon. The acquired businesses had an immaterial impact on profit in 2014. The company is in the process of finalizing the allocation of the purchase price to the individual assets acquired and liabilities assumed in compliance with IFRS 3.

During 2014, AB InBev purchased 1 046m US dollar Grupo Modelo’s shares through the Trust established on 4 June 2013, to accept further tender of shares by Grupo Modelo shareholders over a period of up to 25 months. By 31 December 2014, AB InBev owned approximately 99% of Grupo Modelo’s outstanding shares.

During 2014, AB InBev paid 1m US dollar to former Anheuser-Busch shareholders (3m US dollar in 2013). Additionally, 3m US dollar were remitted to U.S. states through an escheatment process, whereby the states become the owner of unclaimed amounts after a period of time specified by the state law. By 31 December 2014, 4m US dollar consideration remains payable to former Anheuser-Busch shareholders whom did not yet claim the proceeds. This payable is recognized as a deferred consideration on acquisitions.

2013 ACQUISITIONS

The following transactions took place in 2013:

Combination with Grupo Modelo

On 4 June 2013, AB InBev completed the combination with Grupo Modelo pursuant to the Transaction agreement between AB InBev and Grupo Modelo S.A.B de CV announced on 29 June 2012.

The combination was completed through a series of steps that simplified Grupo Modelo’s corporate structure, followed by an all-cash tender offer by AB InBev for all outstanding Grupo Modelo shares that it did not own at that time for 9.15 US dollar per share, in a transaction valued at 20.1 billion US dollar. By 4 June 2013 and following the settlement of the tender offer AB InBev owned approximately 95% of Grupo Modelo’s outstanding shares. On 4 June 2013, AB InBev established and funded a Trust that will accept further tender of shares by Grupo Modelo shareholders at a price of 9.15 US dollar per share over a period of up to 25 months, during which time Grupo Modelo will continue to be quoted on the Mexican stock exchange. As of 31 December 2014, AB InBev owned approximately 99% of Grupo Modelo’s outstanding shares and 0.5 billion US dollar is deposited with the Trust and are reported in these audited financial statements as restricted cash. AB InBev recognized a liability for the Grupo Modelo shares it did not acquire by 31 December 2014 (see also Note 20 Cash and cash equivalents and Note 26 Trade and other payables).

The transaction resulted in 19.6 billion US dollar of goodwill allocated primarily to the Mexico business. The majority of the intangible asset valuation related to brands with indefinite life. These mainly include the Corona brand family, the Modelo brand family and the Victoria brand family and have been fair valued for a total amount of 4.5 billion US dollar.

A deferred tax liability has been accrued on most fair value adjustments considering a tax rate of 30%.

On 7 June 2013, in a transaction related to the combination of AB InBev and Grupo Modelo, Grupo Modelo completed the sale of its US business to Constellation Brands, Inc. (“Constellation”). The transaction included the sale of Grupo Modelo’s 50% stake in Crown Imports for a total consideration of 1.845 billion US dollar and the sale of the Grupo Modelo’s Piedras Negras brewery and perpetual rights to Grupo Modelo’s brands distributed by Crown in the US for 2.9 billion US dollar, subject to a post-closing adjustment estimated at 558m US dollar and collected in 2014. These assets were recognized as assets held for sale at their after tax net realizable value in the opening balance sheet.

AB InBev and Constellation have established a three-year transition services agreement to ensure the smooth transition of the operations of the Piedras Negras brewery. A temporary supply agreement has also been negotiated as part of the acquisition agreements whereby Constellation can purchase for an initial three-year term inventory from AB InBev under a specified pricing while the Piedras Negras brewery business acquires the necessary capacity to fulfill 100 percent of the US demand. As part of the opening balance sheet AB InBev recognized a liability for prepaid discounts related to the temporary supply agreement. The prepaid discount will be amortized in the consolidated income statement in line with volumes sold to Constellation.

Other 2013 acquisitions

On 27 April 2013, AB InBev completed a transaction to acquire four breweries in China with a total capacity of approximately 9 million hectoliters. The aggregated purchase price was approximately 439m US dollar.

During 2013, Ambev acquired different distributors in Brazil for a total consideration of 47m US dollar and 0.92% additional stake in Cervecería Nacional Dominicana S.A. (“CND”) for a total consideration of 22m US dollar, as part of the 2012 transaction in which Ambev acquired a controlling interest in CND.

During 2013, AB InBev paid 3m US dollar to former Anheuser-Busch shareholders (14m US dollar in 2012). By 31 December 2013, 8m US dollar consideration remained payable to former Anheuser-Busch shareholders whom did not yet claim the proceeds. This payable was recognized as a deferred consideration on acquisitions.

2014 DISPOSALS

During 2014, AB InBev collected 197m US dollar proceeds from prior years’ sale of the Central European operations to CVC Capital Partners.

During 2014, AB InBev sold its investment in the company Comercio y Distribución Modelo (“Extra”) and AB InBev completed the sale of its glass production plant and other assets located in Piedras Negras, Coahuila, Mexico, to affiliates of Constellation Brands Inc. The result of such sales was recorded as a non-recurring item – see note 8 Exceptional items.

2013 DISPOSALS

During 2013, AB InBev collected 42m US dollar proceeds from prior years’ sale of the Central European operations to CVC Capital Partners.

7.	OTHER OPERATING INCOME/(EXPENSES)

Million US dollar	2014	2013	2012

Government grants	697	614	469
License income	123	125	111
Net (additions to)/reversals of provisions	(10)	(31)	(15)
Net gain on disposal of property, plant and equipment, intangible assets and assets held for sale	5	32	38
Net rental and other operating income	573	420	81

	1 387	1 160	684

Research expenses as incurred	217	185	182

The government grants relate primarily to fiscal incentives given by certain Brazilian states and Chinese provinces, based on the company’s operations and developments in those regions.

Net rental and other operating income increased from 420m US dollar in 2013 to 573m US dollar in 2014. This increase results mainly from a one-time positive accounting adjustment of 223m US dollar, following an actuarial reassessment of future liabilities under the company’s post-retirement healthcare benefit plans in the US. Net rental and other operating income increased from 81m US dollar in 2012 to 420m US dollar in 2013. This increase results from the combination with Grupo Modelo, the positive outcome of a series of claims and the recognition of receivables related to indirect taxes and 143m US dollar one time gain related to recovery of restricted funds.

In 2014, the company expensed 217m US dollar in research, compared to 185m US dollar in 2013 and 182m US dollar in 2012. Part of this was expensed in the area of market research, but the majority is related to innovation in the areas of process optimization especially as it pertains to capacity, new product developments and packaging initiatives.

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

The exceptional items included in the income statement are as follows:

Million US dollar	2014	2013	2012

Restructuring (including impairment losses)	(277)	(118)	(36)
Fair value adjustments	—	6 410	—
Acquisition costs business combinations	(77)	(82)	(54)
Business and asset disposal (including impairment losses)	157	30	58

Impact on profit from operations	(197)	6 240	(32)

The exceptional restructuring charges for 2014 total (277)m US dollar. These charges relate mainly to the integration of Grupo Modelo, organizational alignments in Asia Pacific and Europe and the closure of the Angarsk and Perm breweries in Russia. These changes aim to eliminate overlap or duplicated processes, taking into account the right match of employee profiles with the new organizational requirements. These one-time expenses, as a result of the series of decisions, provide the company with a lower cost base in addition to a stronger focus on AB InBev’s core activities, quicker decision-making and improvements to efficiency, service and quality.

Acquisition costs of business combinations amount to (77)m US dollar by the end of December 2014 primarily relating to cost incurred for the acquisition of OB that closed on 1 April 2014 – see also Note 6 Acquisitions and disposals of subsidiaries.

The business and asset disposals (including impairment losses) resulted in a net gain of 157m US dollar as per 31 December 2014 mainly attributable to the additional proceeds from the sale of the Central European operations to CVC Capital Partners and the disposal of Extra and the glass production plant located in Piedras Negras, Coahuila, Mexico – see also Note 6 Acquisitions and disposals of subsidiaries.

The exceptional restructuring charges for the period ended 31 December 2013 total (118)m US dollar. These charges primarily relate to the integration of Grupo Modelo, the integration of Cervecería Nacional Dominicana S.A. and to organizational alignments in China, Europe, North America and Latin America South.

Fair value adjustments recognized in 2013 for a total of 6 410m US dollar, mainly relate to 6 415m US dollar exceptional, non-cash impact of revaluing the initial investment held in Grupo Modelo and the recycling to the consolidated income statement of amounts related to the investment, previously recognized in the consolidated statement of comprehensive income in line with IFRS 3.

Acquisition costs of business combinations amount to (82)m US dollar by the end of December 2013 relating to cost incurred for the combination with Grupo Modelo and the acquisition of four breweries in China on 27 April 2013 – see also Note 6 Acquisitions and disposals of subsidiaries.

30m US dollar business and asset disposal (including impairment losses) as per 31 December 2013 results mainly from additional proceeds from the sale of the Central European operations to CVC Capital Partners.

The 2012 exceptional restructuring charges of (36)m US dollar related primarily to organizational alignments in North America and Europe and to the integration of Cervecería Nacional Dominicana S.A. 2012 acquisition costs of business combinations of (54)m US dollar related to the cost incurred for the combination with Grupo Modelo and the acquisition of Cervecería Nacional Dominicana. The 2012 gain on business and asset disposal (including impairment losses), related to the sale of non-core assets in the United States.

The company also incurred exceptional finance income of 509m US dollar for the period ended 31 December 2014 (31 December 2013: 283m US dollar; 2012: (18)m US dollar) - see Note 11 Finance cost and income.

All the above amounts are before income taxes. The exceptional items as of 31 December 2014 decreased income taxes by 25m US dollar (2013: (70)m US dollar increase of income taxes; 2012: (1)m US dollar).

Non-controlling interest on the exceptional items amounts to 14m US dollar for the period ended 31 December 2014 (31 December 2013: 5m US dollar; 2012: 11m US dollar).

9.	PAYROLL AND RELATED BENEFITS

Million US dollar	2014	2013	2012

Wages and salaries	(3 844)	(4 137)	(3 199)
Social security contributions	(663)	(722)	(607)
Other personnel cost	(682)	(807)	(680)
Pension expense for defined benefit plans	206	(141)	(86)
Share-based payment expense	(251)	(243)	(201)
Contributions to defined contribution plans	(145)	(117)	(41)

	(5 379)	(6 167)	(4 814)

Number of full time equivalents (FTE)	154 029	154 587	117 632

The number of full time equivalents can be split as follows:

	2014	2013	2012

AB InBev NV (parent company)	185	184	319
Other subsidiaries	153 844	152 441	115 343
Proportionally consolidated entities	—	1 962	1 970

	154 029	154 587	117 632

Effective 1 January 2014, the company discontinued the proportional consolidation of certain operations – see also Note 4 Use of estimates and judgments.

Note 5 Segment reporting contains the split of the FTE by geographical segment.

10.	ADDITIONAL INFORMATION ON OPERATING EXPENSES BY NATURE

Depreciation, amortization and impairment charges are included in the following line items of the 2014 income statement:

Million US dollar	Depreciation and impairment of property, plant and equipment	Amortization and impairment of intangible assets	Impairment of goodwill

Cost of sales	2 258	12	—
Distribution expenses	127	1	—
Sales and marketing expenses	292	189	—
Administrative expenses	170	180	—
Other operating expenses	—	5	—
Exceptional items	119	—	—

	2 967	388	—

Depreciation, amortization and impairment charges were included in the following line items of the 2013 income statement:

Million US dollar	Depreciation and impairment of property, plant and equipment	Amortization and impairment of intangible assets	Impairment of goodwill

Cost of sales	2 123	10	—
Distribution expenses	117	1	—
Sales and marketing expenses	253	194	—
Administrative expenses	146	132	—
Other operating expenses	2	7	—
Exceptional items	—	—	—

	2 641	344	—

Depreciation, amortization and impairment charges were included in the following line items of the 2012 income statement:

Million US dollar	Depreciation and impairment of property, plant and equipment	Amortization and impairment of intangible assets	Impairment of goodwill

Cost of sales	2 005	5	—
Distribution expenses	105	1	—
Sales and marketing expenses	220	173	—
Administrative expenses	133	105	—

	2 463	284	—

The depreciation, amortization and impairment of property, plant and equipment included a full-cost reallocation of 4m US dollar in 2014 from the aggregate depreciation, amortization and impairment expense to cost of goods sold. In 2013 this reallocation was 4m US dollar. In 2012 this reallocation was immaterial.

11.	FINANCE COST AND INCOME

RECOGNIZED IN PROFIT OR LOSS

FINANCE COSTS

Million US dollar	2014	2013	2012[1]

Interest expense	(2 008)	(2 043)	(2 065)
Capitalization of borrowing costs	39	38	57
Net interest on net defined benefit liabilities	(124)	(156)	(160)
Accretion expense	(364)	(360)	(270)
Net foreign exchange losses (net of the effect of foreign exchange derivative instruments)	—	(295)	(103)
Tax on financial transactions	(36)	(47)	(59)
Other financial costs, including bank fees	(304)	(184)	(92)

	(2 797)	(3 047)	(2 692)

Exceptional finance costs	—	(101)	(18)

	(2 797)	(3 148)	(2 710)

Finance costs, excluding exceptional items, decreased by 250m US dollar from prior year mainly driven by lower net foreign exchange losses. 2013 finance cost, excluding exceptional items, increased by 355m US dollar from prior year mainly as a result of higher accretion expenses, net foreign exchange losses and other financial costs. 2012 finance costs, excluding exceptional items, decreased by 490m US dollar from prior year mainly driven by lower interest charges.

Borrowing costs capitalized relate to the capitalization of interest expenses directly attributable to the acquisition and construction of qualifying assets mainly in Brazil and China. Interests were capitalized at a borrowing rate ranging from 6% to 8%.

Following the acquisition of the remaining stake in Grupo Modelo, AB InBev recognized an exceptional expense of 101m US dollar in 2013 mainly composed of utilization fees and accelerated accretion expenses related to the 2012 Facilities Agreement. The accelerated accretion resulted from the repayment and termination of the 2012 Facilities Agreement in June 2013.

Interest expense is presented net of the effect of interest rate derivative instruments hedging AB InBev’s interest rate risk – see also Note 27 Risks arising from financial instruments.

[1]	2012 as Reported, adjusted to reflect the effects of retrospective application on the revised IAS 19 Employee Benefits (see Note 3 Summary of significant accounting policies).

FINANCE INCOME

Million US dollar	2014	2013	2012[1]

Interest income	335	286	206
Net foreign exchange gains (net of the effect of foreign exchange derivative instruments)	319	—	108
Net gains on hedging instruments that are not part of a hedge accounting relationship	275	186	13
Other financial income	40	89	17

	969	561	344

Exceptional finance income	509	384	—

	1 478	945	344

Finance income, excluding exceptional items, increased mainly due to net foreign exchange gains on US dollar cash held in Mexico and the mark-to-market result on certain derivatives related to the hedging of share-based payment programs which reached net gains of 711m US dollar in 2014 (2013: 456m US dollar income; 2012: 375m US dollar income). This result was partially offset by costs of currency hedges. See also Note 27 Risks arising from financial instruments.

Exceptional net finance income was 509m US dollar resulting from mark-to market adjustments on derivative instruments entered into to hedge the deferred share instrument issued in a transaction related to the combination with Grupo Modelo (2013: 384m US dollar income). By 31 December 2014, 100% of the deferred share instrument had been hedged at an average price of approximately 68 euro per share. See also Note 21 Changes in equity and earnings per share.

No interest income was recognized on impaired financial assets.

The interest income stems from the following financial assets:

Million US dollar	2014	2013	2012

Cash and cash equivalents	227	209	132
Investment debt securities held for trading	33	21	41
Loans to customers	1	2	3
Other loans and receivables	74	54	30

	335	286	206

The interest income on other loans and receivables includes the interest accrued on cash deposits given as guarantees for certain legal proceedings pending resolution.

For further information on instruments hedging AB InBev’s foreign exchange risk see Note 27 Risks arising from financial instruments.

12.	INCOME TAXES

Income taxes recognized in the income statement can be detailed as follows:

Million US dollar	2014	2013	2012[1]

Current tax expense
Current year	(2 332)	(2 130)	(2 125)
(Underprovided)/overprovided in prior years	18	132	242

	(2 314)	(1 998)	(1 883)

Deferred tax (expense)/income
Origination and reversal of temporary differences	(293)	(174)	267
(Utilization)/recognition of deferred tax assets on tax losses	96	153	(64)
Recognition of previously unrecognized tax losses	12	3	—

	(185)	(18)	203

Total income tax expense in the income statement	(2 499)	(2 016)	(1 680)

The reconciliation of the effective tax rate with the aggregated weighted nominal tax rate can be summarized as follows:

Million US dollar	2014	2013[2]	2012[1,2]

Profit before tax	13 801	18 534	11 005
Deduct share of result of associates	9	294	624

Profit before tax and before share of result of associates	13 792	18 240	10 381

Adjustments on taxable basis
One-time events related to the Grupo Modelo combination	—	(6 577)	—
Foreign source income	(523)	(679)	(73)
Government incentives	(701)	(638)	(500)
Taxable intercompany dividends	331	135	394
Expenses not deductible for tax purposes	1 186	801	241
Other non-taxable income	(530)	(649)	(144)

	13 555	10 633	10 299

Aggregated weighted nominal tax rate	31.6%	33.3%	32.8%

Tax at aggregated weighted nominal tax rate	(4 288)	(3 545)	(3 379)

Adjustments on tax expense
Utilization of tax losses not previously recognized	93	16	131
Recognition of deferred taxes assets on previous years’ tax losses	12	3	—
Write-down of deferred tax assets on tax losses and current year losses for which no deferred tax asset is recognized	(151)	(74)	(129)
(Underprovided)/overprovided in prior years	18	132	242
Deductions from interest on equity	971	610	484
Deductions from goodwill	113	264	282
Other tax deductions	1 006	746	508
Change in tax rate	46	116	(18)
Withholding taxes	(436)	(425)	(143)
Other tax adjustments	115	141	342

	(2 499)	(2 016)	(1 680)

Effective tax rate	18.1%	11.1%	16.2%

The total income tax expense amounts to 2 499m US dollar in 2014 compared to 2 016m US dollar in 2013 and 1 680m in 2012. The effective tax rate increased from 11.1% to 18.1% from 2013 to 2014 (2012: 16.2%), mainly resulting from the 2013 non-taxable, exceptional gain related to the fair value adjustment on the initial investment held in Grupo Modelo, changes in country profit mix, including the impact resulting from the combination with Grupo Modelo and the OB acquisition.

The Company benefits from tax exempted income and tax credits which are expected to continue in the future, except for the one-time benefit realized in 2013 relating to Grupo Modelo, and the tax deductible goodwill in Brazil which will expire in 2017. The Company does not benefit from significantly low tax rates in any particular jurisdiction.

Income taxes were directly recognized in other comprehensive income as follows:

Million US dollar	2014	2013	2012

Income tax (losses)/gains
Re-measurements of post-employment benefits	308	(289)	140
Cash flow hedges	(34)	(12)	(37)
Net investment hedges	58	8	68

[1]	2012 as Reported, adjusted to reflect the effects of retrospective application on the revised IAS 19 Employee Benefits (see Note 3 Summary of significant accounting policies).
[2]	Reclassified to conform to the 2014 presentation.

13.	PROPERTY, PLANT AND EQUIPMENT

	2014					2013
Million US dollar	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total	Total

Acquisition cost
Balance at end of previous year	9 968	22 414	3 660	2 065	38 107	33 108
Effect of movements in foreign exchange	(821)	(2 143)	(477)	(179)	(3 620)	(1 359)
Acquisitions	222	1 161	339	2 088	3 810	3 523
Acquisitions through business combinations	532	363	25	30	950	4 818
Disposals	(123)	(761)	(287)	(17)	(1 188)	(1 697)
Disposals through the sale of subsidiaries	(108)	(153)	(158)	—	(419)	—
Transfer (to)/from other asset categories and other movements[1]	318	1 589	236	(2 299)	(156)	(286)

Balance at end of the period	9 988	22 471	3 338	1 688	37 485	38 107

Depreciation and impairment losses
Balance at end of previous year	(2 824)	(11 947)	(2 444)	(3)	(17 218)	(16 647)
Effect of movements in foreign exchange	305	1 278	327	5	1 915	549
Disposals	34	631	253	—	918	1 470
Disposals through the sale of subsidiaries	4	22	93	—	119	—
Depreciation	(376)	(2 018)	(414)	—	(2 808)	(2 567)
Impairment losses	(58)	(92)	(1)	(12)	(163)	(70)
Transfer to/(from) other asset categories and other movements[1]	88	(113)	40	1	16	47

Balance at end of the period	(2 826)	(12 240)	(2 147)	(9)	(17 222)	(17 218)

Carrying amount
at 31 December 2013	7 144	10 467	1 216	2 062	20 889	20 889
at 31 December 2014	7 162	10 231	1 191	1 679	20 263	—

The carrying amount of property, plant and equipment subject to restrictions on title amounts to 37m US dollar.

Contractual commitments to purchase property, plant and equipment amounted to 647m US dollar as at 31 December 2014 compared to 591m US dollar as at 31 December 2013. The increase results from projects mainly in North America and Mexico.

LEASED ASSETS

The company leases land and buildings as well as equipment under a number of finance lease agreements. The carrying amount as at 31 December 2014 of leased land and buildings was 151m US dollar (31 December 2013: 155m US dollar).

[1]	The transfer (to)/from other asset categories and other movements mainly relates to transfers from assets under construction to their respective asset categories, to contributions of assets to pension plans and to the separate presentation in the balance sheet of property, plant and equipment held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations.

14.	GOODWILL

Million US dollar	2014	2013

Acquisition cost
Balance at end of previous year	69 933	51 773
Effect of movements in foreign exchange	(4 403)	(1 799)
Purchases of non-controlling interest	(5)	(29)
Disposals through the sale of subsidiaries	(60)	—
Acquisitions through business combinations	5 300	19 988

Balance at end of year	70 765	69 933

Impairment losses
Balance at end of previous year	(7)	(7)
Impairment losses	—	—

Balance at end of year	(7)	(7)

Carrying amount
at 31 December 2013	69 927	69 927
at 31 December 2014	70 758	—

Goodwill increased from 69 927m US dollar per end of December 2013 to 70 758m US dollar per end of December 2014.

Current year acquisitions through business combinations primarily reflect the OB acquisition in South Korea and the acquisition of Ginsber and three breweries in China – see note 6 Acquisitions and disposals.

Disposals through the sale of subsidiaries relate to the sale of the glass production plant in Mexico - see note 6 Acquisitions and disposals.

In 2013, the combination with Grupo Modelo resulted in the recognition of goodwill of 19 592m US dollar and the acquisition of four breweries in China, different distributors in Brazil and a wholesaler in United States resulted in the recognition of 380m US dollar goodwill.

The carrying amount of goodwill was allocated to the different business unit levels as follows:

Million US dollar Business unit	2014	2013

USA	32 718	32 654
Mexico	17 100	19 171
Brazil	6 764	7 669
South Korea	4 031	—
China	3 031	2 317
Canada	1 786	1 945
Germany/Italy/Switzerland/Austria	1 352	1 535
Dominican Republic	1 040	1 037
Argentina and other Hispanic Latin America countries	1 031	1 181
Global Export/Spain/Czech Republic	679	731
UK/Ireland	588	624
Russia/Ukraine	547	960
Belgium/Netherlands/France/Luxemburg	91	103

	70 758	69 927

AB InBev completed its annual impairment test for goodwill and concluded, based on the assumptions described below, that no impairment charge was warranted. The company cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the asset values reported. AB InBev believes that all of its estimates are reasonable: they are consistent with the internal reporting and reflect management’s best estimates. However, inherent uncertainties exist that management may not be able to control. During its valuation, the company ran sensitivity analysis for key assumptions including the weighted average cost of capital and the terminal growth rate, in particular for the valuations of the US, Brazil and Mexico, countries that show the highest goodwill, as well as for Russia and Ukraine due to continued political instability and deteriorating macroeconomic conditions. While a change in the estimates used could have a material impact on the calculation of the fair values and trigger an impairment charge, the company, based on the sensitivity analysis performed is not aware of any reasonably possible change in a key assumption used that would cause a business unit’s carrying amount to materially exceed its recoverable amount.

Goodwill impairment testing relies on a number of critical judgments, estimates and assumptions. Goodwill, which accounted for approximately 50% of AB InBev’s total assets as at 31 December 2014, is tested for impairment at the business unit level (that is one level below the reporting segments). The business unit level is the lowest level at which goodwill is monitored for internal management purposes. Whenever a business combination occurs, goodwill is allocated as from the acquisition date, to each of AB InBev’s business units that are expected to benefit from the synergies of the combination.

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

The key judgments, estimates and assumptions used in the discounted free cash flow calculations are generally as follows:

•	The first year of the model is based on management’s best estimate of the free cash flow outlook for the current year;

•	In the second to fourth years of the model, free cash flows are based on AB InBev’s strategic plan as approved by key management. AB InBev’s strategic plan is prepared per country and is based on external sources in respect of macro-economic assumptions, industry, inflation and foreign exchange rates, past experience and identified initiatives in terms of market share, revenue, variable and fixed cost, capital expenditure and working capital assumptions;

•	For the subsequent six years of the model, data from the strategic plan is extrapolated generally using simplified assumptions such as constant volumes and variable cost per hectoliter and fixed cost linked to inflation, as obtained from external sources;

•	Cash flows after the first ten-year period are extrapolated generally using expected annual long-term consumer price indices (CPI), based on external sources, in order to calculate the terminal value, considering sensitivities on this metric. For the three main cash generating units, the terminal growth rate applied ranged between 0.0% and 2.0% for the US; 0.0% and 3.2% for Brazil and 0.0% and 2.5% for Mexico;

•	Projections are made in the functional currency of the business unit and discounted at the unit’s weighted average cost of capital (WACC), considering sensitivities on this metric. The WACC ranged primarily between 6% and 22% in US dollar nominal terms for goodwill impairment testing conducted for 2014. For the three main cash generating units, the WACC applied in US dollar nominal terms ranged between 6% and 8% for the US, 9% and 11% for Brazil, and 8% and 10% for Mexico.

•	Cost to sell is assumed to reach 2% of the entity value based on historical precedents.

The above calculations are corroborated by valuation multiples, quoted share prices for publicly-traded subsidiaries or other available fair value indicators (i.e. recent market transactions from peers).

Although AB InBev believes that its judgments, assumptions and estimates are appropriate, actual results may differ from these estimates under different assumptions or market or macro-economic conditions.

15.	INTANGIBLE ASSETS

	2014					2013
Million US dollar	Brands	Commercial intangibles	Software	Other	Total	Total

Acquisition cost
Balance at end of previous year	26 491	2 782	1 340	518	31 131	25 868
Effect of movements in foreign exchange	(656)	(172)	(165)	(33)	(1 026)	(240)
Acquisitions through business combinations	1 170	46	5	35	1 256	5 068
Acquisitions and expenditures	5	298	155	74	532	543
Disposals through the sales of subsidiaries	—	(8)	(1)	(1)	(10)	—
Disposals	(1)	(31)	—	(5)	(37)	(286)
Transfer (to)/from other asset categories and other movements	26	(78)	92	(6)	34	178

Balance at end of period	27 035	2 838	1 425	582	31 880	31 131

Amortization and impairment losses
Balance at end of previous year	—	(830)	(902)	(61)	(1 793)	(1 497)
Effect of movements in foreign exchange	—	75	115	4	194	16
Amortization	—	(194)	(177)	(13)	(384)	(334)
Impairment losses	—	—	—	(4)	(4)	(10)
Disposals through the sales of subsidiaries	—	—	1	—	1	—
Disposals	—	26	—	3	29	52
Transfer to/(from) other asset categories and other movements	—	(9)	8	1	—	(20)

Balance at end of period	—	(932)	(955)	(70)	(1 957)	(1 793)

Carrying value
at 31 December 2013	26 491	1 952	438	457	29 338	29 338
at 31 December 2014	27 035	1 906	470	512	29 923	—

Current year acquisitions through business combinations primarily reflect the OB acquisition which resulted in the recognition of brands with an indefinite life of 1 104m US dollar and other intangible assets.

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

Intangible assets with indefinite useful lives are comprised primarily of brands and certain distribution rights that AB InBev purchases for its own products, and are tested for impairment during the fourth quarter of the year or whenever a triggering event has occurred. As of 31 December 2014, the carrying amount of the intangible assets amounted to 29 923m US dollar (31 December 2013: 29 338m US dollar) of which 28 159m US dollar was assigned an indefinite useful life (31 December 2013: 27 593m US dollar) and 1 764m US dollar a finite life (31 December 2013: 1 745m US dollar).

The carrying amount of intangible assets with indefinite useful lives was allocated to the different countries as follows:

Million US dollar Country	2014	2013

USA	21 468	21 414
Mexico	4 091	4 608
South Korea	1 035	—
China	417	330
Dominican Republic	386	399
Paraguay	186	187
Bolivia	171	171
Argentina	169	220
UK	107	111
Uruguay	41	47
Canada	35	38
Chile	21	24
Germany	17	19
Russia	15	25

	28 159	27 593

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

16.	INVESTMENT SECURITIES

Million US dollar	2014	2013

Non-current investments
Investments in unquoted companies – available for sale	97	170
Debt securities held to maturity	21	23

	118	193

Current investments
Debt securities held for trading	301	123

	301	123

As of 31 December 2014, current debt securities of 301m US dollar mainly represented investments in Brazilian real denominated government debt securities. The company’s investments in such short-term debt securities are primarily to facilitate liquidity and for capital preservation.

The securities available for sale consist mainly of investments in unquoted companies and are measured at cost as their fair value cannot be reliably determined.

17.	DEFERRED TAX ASSETS AND LIABILITIES

The amount of deferred tax assets and liabilities by type of temporary difference can be detailed as follows:

	2014
Million US dollar	Assets	Liabilities	Net

Property, plant and equipment	457	(2 765)	(2 308)
Intangible assets	264	(9 891)	(9 627)
Goodwill	29	(13)	16
Inventories	140	(102)	38
Investment in associates	—	(837)	(837)
Trade and other receivables	51	(98)	(47)
Interest-bearing loans and borrowings	163	(585)	(422)
Employee benefits	899	(51)	848
Provisions	368	(40)	328
Derivatives	50	(6)	44
Other items	585	(651)	(66)
Loss carry forwards	390	—	390

Gross deferred tax assets/(liabilities)	3 396	(15 039)	(11 643)

Netting by taxable entity	(2 338)	2 338	—

Net deferred tax assets/(liabilities)	1 058	(12 701)	(11 643)

	2013
Million US dollar	Assets	Liabilities	Net

Property, plant and equipment	490	(2 879)	(2 389)
Intangible assets	234	(9 812)	(9 578)
Goodwill	37	(18)	19
Inventories	101	(91)	10
Investment in associates	—	(1 280)	(1 280)
Trade and other receivables	81	(47)	34
Interest-bearing loans and borrowings	90	(517)	(427)
Employee benefits	885	(35)	850
Provisions	286	(24)	262
Derivatives	57	(10)	47
Other items	1 060	(663)	397
Loss carry forwards	394	—	394

Gross deferred tax assets/(liabilities)	3 715	(15 376)	(11 661)

Netting by taxable entity	(2 535)	2 535	—

Net deferred tax assets/(liabilities)	1 180	(12 841)	(11 661)

The change in net deferred taxes recorded in the consolidated statement of financial position can be detailed as follows:

Million US dollar	2014	2013	2012[1]

Balance at 1 January	(11 661)	(10 361)	(10 606)
Recognized in profit or loss	(147)	(18)	203
Recognized in other comprehensive income	308	(293)	171
Acquisitions through business combinations	(250)	(1 143)	(145)
Other movements and effect of changes in foreign exchange rates	107	154	16

Balance at 31 December	(11 643)	(11 661)	(10 361)

Most of the temporary differences are related to the fair value adjustment on intangible assets with indefinite useful lives and property, plant and equipment acquired in a business combination. The realization of such temporary differences is unlikely to revert within 12 months.

On 31 December 2014, a deferred tax liability of 283m US dollar (2013: 41m US dollar) relating to investment in subsidiaries has not been recognized because management believes that this liability will not be incurred in the foreseeable future.

Tax losses carried forward and deductible temporary differences on which no deferred tax asset is recognized amount to 2 397m US dollar (2013: 2 282m US dollar). 1 023m US dollar of these tax losses and deductible temporary differences do not have an expiration date, 86m US dollar, 87m US dollar and 94m US dollar expire within respectively 1, 2 and 3 years, while 1 107m US dollar have an expiration date of more than 3 years. Deferred tax assets have not been recognized on these items because it is not probable that future taxable profits will be available against which these tax losses and deductible temporary differences can be utilized and the company has no tax planning strategy currently in place to utilize these tax losses and deductible temporary differences.

18.	INVENTORIES

Million US dollar	2014	2013

Prepayments	86	78
Raw materials and consumables	1 723	1 717
Work in progress	315	326
Finished goods	795	761
Goods purchased for resale	55	68

	2 974	2 950
Inventories other than work in progress
Inventories stated at net realizable value	107	29
Carrying amount of inventories subject to collateral	—	—

The cost of inventories recognized as an expense in 2014 amounts to 18 756m US dollar, included in cost of sales (2013: 17 594m US dollar; 2012: 16 422m US dollar).

Impairment losses on inventories recognized in 2014 amount to 70m US dollar (2013: 59m US dollar; 2012: 66m US dollar).

[1]	2012 as Reported, adjusted to reflect the effects of retrospective application on the revised IAS 19 Employee Benefits (see Note 3 Summary of significant accounting policies).

19.	TRADE AND OTHER RECEIVABLES

NON-CURRENT TRADE AND OTHER RECEIVABLES

Million US dollar	2014	2013

Cash deposits for guarantees	229	240
Loans to customers	40	65
Deferred collection on disposals	26	37
Tax receivable, other than income tax	167	198
Derivatives	507	120
Trade and other receivables	800	592

	1 769	1 252

For the nature of cash deposits for guarantees see Note 29 Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other.

CURRENT TRADE AND OTHER RECEIVABLES

Million US dollar	2014	2013

Trade receivables and accrued income	3 363	2 935
Interest receivable	63	38
Tax receivable, other than income tax	505	429
Derivatives	1 737	607
Loans to customers	52	50
Prepaid expenses	554	616
Other receivables	175	687

	6 449	5 362

The fair value of trade and other receivables, excluding derivatives, equals their carrying amounts as the impact of discounting is not significant.

The ageing of the current trade receivables and accrued income, interest receivable, other receivables and current and non-current loans to customers can be detailed as follows for 2014 and 2013 respectively:

	Net carrying amount as of December 31, 2014	Of which: neither impaired nor past due on the reporting date	Of which not impaired as of the reporting date and past due
			Less than 30 days	Between 30 and 59 days	Between 60 and 89 days	More than 90 days

Trade receivables and accrued income	3 363	3 164	152	28	19	—
Loans to customers	92	89	1	1	1	—
Interest receivable	63	63	—	—	—	—
Other receivables	175	175	—	—	—	—

	3 694	3 492	153	29	20	—

	Net carrying amount as of December 31, 2013	Of which: neither impaired nor past due on the reporting date	Of which not impaired as of the reporting date and past due
			Less than 30 days	Between 30 and 59 days	Between 60 and 89 days	More than 90 days

Trade receivables and accrued income	2 935	2 738	139	24	11	23
Loans to customers	115	105	—	1	1	8
Interest receivable	38	38	—	—	—	—
Other receivables	687	687	—	—	—	—

	3 775	3 568	139	25	12	31

In accordance with IFRS 7 Financial Instruments: Disclosures, the above analysis of the age of financial assets that are past due as at the reporting date but not impaired also includes the non-current part of loans to customers. Past due amounts were not impaired when collection is still considered likely, for instance because the amounts can be recovered from the tax authorities or AB InBev has sufficient collateral. Impairment losses on trade and other receivables recognized in 2014 amount to 39m US dollar (2013: 85m US dollar).

AB InBev’s exposure to credit, currency and interest rate risks is disclosed in Note 27 Risks arising from financial instruments.

20.	CASH AND CASH EQUIVALENTS

Million US dollar	2014	2013

Short-term bank deposits	5 804	7 109
US Treasury Bills	800	—
Cash and bank accounts	1 753	2 730

Cash and cash equivalents	8 357	9 839

Bank overdrafts	(41)	(6)

	8 316	9 833

The cash outstanding per 31 December 2014 includes restricted cash for an amount of 462m US dollar. This restricted cash includes 458m US dollar deposited with a Trust established and funded on 4 June 2013, following the closing of the AB InBev and Grupo Modelo combination. The Trust will accept further tender of shares by Grupo Modelo shareholders at a price of 9.15 US dollar per share over a period of up to 25 months. AB InBev set up a liability for the Grupo Modelo shares it did not acquire by 31 December 2014 – see also Note 26 Trade and other payables.

The restricted cash also includes 4m US dollar for the outstanding consideration payable to former Anheuser-Busch shareholders who did not yet claim the proceeds from the 2008 Anheuser-Busch combination (the related payable is recognized as a deferred consideration on acquisition).

21.	CHANGES IN EQUITY AND EARNINGS PER SHARE

STATEMENT OF CAPITAL

The tables below summarize the changes in issued capital and treasury shares during the year:

2014:

ISSUED CAPITAL	Issued capital
	Million shares	Million US dollar

At the end of the previous year	1 608	1 735
Changes during the year	—	1

	1 608	1 736

TREASURY SHARES	Treasury shares		Result on the use of treasury shares
	Million shares	Million US dollar	Million US dollar

At the end of the previous year	1.6	(97)	(777)
Changes during the year	(0.7)	34	21

	0.9	(63)	(756)

2013:

ISSUED CAPITAL	Issued capital
	Million shares	Million US dollar

At the end of the previous year	1 607	1 734
Changes during the year	1	1

	1 608	1 735

TREASURY SHARES	Treasury shares		Result on the use of treasury shares
	Million shares	Million US dollar	Million US dollar

At the end of the previous year	4.7	(241)	(759)
Changes during the year	(3.1)	144	(18)

	1.6	(97)	(777)

As at 31 December 2014, the total issued capital of 1 736m US dollar is represented by 1 608 242 156 shares without face value, of which 462 932 373 registered shares, and 1 145 309 783 dematerialized shares. As of the AGM of 30 April 2014, all outstanding subscription rights have been converted into options on existing shares further to the approval of the shareholders. Therefore, there are no outstanding subscription rights.

The total of authorized, un-issued capital amounts to 45m US dollar (37m euro).

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

CHANGES IN OWNERSHIP INTERESTS

In compliance with IFRS 10, the acquisition of additional shares in a subsidiary is accounted for as an equity transaction with owners.

During 2014, AB InBev purchased non-controlling interests in subsidiaries for a total consideration of 88m US dollar. As the related subsidiaries were already fully consolidated, the purchases did not impact AB InBev’s profit, but reduced the non-controlling interests and thus impacted the profit attributable to equity holders of AB InBev.

REPORT ACCORDING TO ARTICLE 624 OF THE BELGIAN COMPANIES CODE - PURCHASE OF OWN SHARES

During the year 2014, AB InBev did not purchase any of its shares.

During 2014, the company proceeded with the following sale transactions:

•	34 903 shares were sold to members of the Ambev senior management who were transferred to AB InBev. The sale occurred according to a share exchange program at a price reduced with 16.66% compared to the market price, in order to encourage management mobility;

•	228 200 shares were granted to executives of the group according to the company’s executive remuneration policy;

•	Finally, 473 930 shares were sold, as a result of the exercise of options granted to employees of the group.

At the end of the period, the group owned 882 230 own shares of which 356 336 were held directly by AB InBev.

The par value of the shares is 0.77 euro. As a consequence, the shares that were sold during the year 2014 represent 689 021 US dollar (567 515 euro) of the subscribed capital and the shares that the company still owned at the end of 2014 represent 824 759 US dollar (679 317 euro) of the subscribed capital.

DIVIDENDS

On 30 October 2014, an interim dividend of 1.00 euro per share or approximately 1 636m euro was approved by the Board of Directors. This interim dividend was paid out 14 November 2014. On 25 February 2015, in addition to the interim dividend paid on 14 November 2014, a dividend of 2.00 euro per share or approximately 3 279m euro was proposed by the Board of Directors, reflecting a total dividend payment for 2014 fiscal year of 3.00 euro per share or approximately 4 915m euro.

In accordance with IAS 10 Events after the balance sheet date, the February 2015 dividend has not been recorded in the 2014 financial statements.

On 30 October 2013, an interim dividend of 0.60 euro per share or approximately 963m euro was approved by the Board of Directors. This dividend was paid out on 18 November 2013. On 30 April 2014, in addition to the interim dividend paid on 18 November 2013, a dividend of 1.45 euro per share or approximately 2 322m euro was approved at the shareholders meeting, reflecting a total dividend payment for 2013 fiscal year of 2.05 euro per share or approximately 3 285m euro. This dividend was paid out on 8 May 2014.

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

HEDGING RESERVES

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent the hedged risk has not yet impacted profit or loss – see also Note 27 Risks arising from financial instruments.

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

The deferred share instrument is classified as an equity instrument, in line with IAS 32, as the number of shares and consideration received are fixed. The coupon to compensate for the dividend equivalent is reported through equity. On 14 November 2014, the company paid a coupon of 1.00 euro per share or approximately 31m US dollar. On 30 April 2014, the company paid a coupon of 1.45 euro per share or approximately 44m US dollar.

AB InBev included the weighted average number of shares promised via the deferred share instruments as of 5 June 2013 in the calculation of the basic and diluted earnings per shares.

STOCK LENDING

In order to fulfil AB InBev’s commitments under various outstanding stock option plans, AB InBev entered into stock lending arrangements for up to 13 million of its own ordinary shares. AB InBev shall pay any dividend equivalent, after tax in respect of the loaned securities. This payment will be reported through equity as dividend.

As of 31 December 2014, 10 million loaned securities were used to fulfil stock option plan commitments.

EARNINGS PER SHARE

The calculation of basic earnings per share is based on the profit attributable to equity holders of AB InBev of 9 216m US dollar (2013: 14 394m US dollar; 2012: 7 160m US dollar) and a weighted average number of ordinary shares (including deferred share instruments and stock lending) outstanding during the year, calculated as follows:

Million shares	2014	2013	2012

Issued ordinary shares at 1 January, net of treasury shares	1 607	1 602	1 598
Effect of shares issued and share buyback programs	—	2	2
Effect of stock lending	4	—	—
Effect of undelivered shares under the deferred share instrument	23	13	—

Weighted average number of ordinary shares at 31 December	1 634	1 617	1 600

The calculation of diluted earnings per share is based on the profit attributable to equity holders of AB InBev of 9 216m US dollar (2013: 14 394m US dollar; 2012: 7 160m US dollar) and a weighted average number of ordinary shares (diluted) outstanding (including deferred share instruments and stock lending) during the year, calculated as follows:

Million shares	2014	2013	2012

Weighted average number of ordinary shares at 31 December	1 607	1 604	1 600
Effect of stock lending	4	—	—
Effect of undelivered shares under the deferred share instrument	23	13	—
Effect of share options, warrants and restricted stock units	31	33	28

Weighted average number of ordinary shares (diluted) at 31 December	1 665	1 650	1 628

The calculation of earnings per share before exceptional items is based on the profit after tax and before exceptional items, attributable to equity holders of AB InBev. A reconciliation of profit before exceptional items, attributable to equity holders of AB InBev to profit attributable to equity holders of AB InBev is calculated as follows:

Million US dollar	2014	2013	2012[1]

Profit before exceptional items, attributable to equity holders of AB InBev	8 865	7 936	7 201
Exceptional items, after taxes, attributable to equity holders of AB InBev (refer Note 8)	(158)	6 175	(23)
Exceptional finance cost, after taxes, attributable to equity holders of AB InBev (refer Note 8)	509	283	(18)

Profit attributable to equity holders of AB InBev	9 216	14 394	7 160

The table below sets out the EPS calculation:

Million US dollar	2014	2013	2012[1]

Profit attributable to equity holders of AB InBev	9 216	14 394	7 160
Weighted average number of ordinary shares	1 634	1 617	1 600
Basic EPS	5.64	8.90	4.48

Profit before exceptional items, attributable to equity holders of AB InBev	8 865	7 936	7 201
Weighted average number of ordinary shares	1 634	1617	1 600
EPS before exceptional items	5.43	4.91	4.50

Profit attributable to equity holders of AB InBev	9 216	14 394	7 160
Weighted average number of ordinary shares (diluted)	1 665	1 650	1 628
Diluted EPS	5.54	8.72	4.40

Profit before exceptional items, attributable to equity holders of AB InBev	8 865	7 936	7 201
Weighted average number of ordinary shares (diluted)	1 665	1 650	1 628
Diluted EPS before exceptional items	5.32	4.81	4.42

[1]	2012 as Reported, adjusted to reflect the effects of retrospective application on the revised IAS 19 Employee Benefits (see Note 3 Summary of significant accounting policies).

The average market value of the company’s shares for purposes of calculating the dilutive effect of share options and restricted stock units was based on quoted market prices for the period that the options and restricted stock units were outstanding. 8.5m share options were anti-dilutive and not included in the calculation of the dilutive effect as at 31 December 2014.

22.	INTEREST-BEARING LOANS AND BORROWINGS

This note provides information about the company’s interest-bearing loans and borrowings. For more information about the company’s exposure to interest rate and foreign currency risk, refer to Note 27 Risks arising from financial instruments.

NON-CURRENT LIABILITIES Million US dollar	2014	2013

Secured bank loans	169	192
Unsecured bank loans	260	349
Unsecured bond issues	43 014	40 526
Unsecured other loans	57	75
Finance lease liabilities	130	132

	43 630	41 274

CURRENT LIABILITIES Million US dollar	2014	2013

Secured bank loans	117	94
Commercial papers	2 211	2 065
Unsecured bank loans	560	345
Unsecured bond issues	4 535	5 327
Unsecured other loans	25	12
Finance lease liabilities	3	3

	7 451	7 846

The current and non-current interest-bearing loans and borrowings amount to 51.1 billion US dollar as of 31 December 2014, compared to 49.1 billion US dollar as of 31 December 2013.

In connection with the announcement of the acquisition of OB, on 27 January 2014, Anheuser-Busch InBev Finance Inc., a subsidiary of AB InBev, issued 5.25 billion US dollar aggregated principal amount of bonds, consisting of 1.2 billion US dollar aggregated principal amount of fixed rate notes due 2017, 0.3 billion US dollar aggregated principal amount of floating rate notes due 2017, 1.25 billion US dollar aggregated principal amount of fixed rate notes due 2019, 0.25 billion US dollar aggregated principal amount of floating rate notes due 2019, 1.4 billion US dollar aggregated principal amount of fixed rate notes due 2024 and 0.85 billion US dollar aggregated principal amount of fixed rate notes due 2044. The fixed rate notes bear interest at an annual rate of 1.125% for the 2017 notes, 2.150% for the 2019 notes, 3.700% for the 2024 notes and 4.625% for the 2044 notes. The floating rate notes bear interest at an annual rate of 19 basis points above three-month LIBOR for the 2017 floating rate notes and 40 basis points above three-month LIBOR for the 2019 floating rate notes.

In addition to the above, on 30 March 2014, AB InBev issued 2.5 billion euro aggregate principal amount of notes, consisting of 850m euro aggregate principal amount of floating rate notes due 2018 bearing interest at an annual rate of 38 basis points above three-month EURIBOR; 650m euro aggregate principal amount of fixed rate notes due 2021 bearing interest at an annual rate of 1.95% and 1.0 billion euro aggregate principal amount of fixed rate notes due 2026 bearing interest at an annual rate of 2.70%. The use of the proceeds of such issuance was for general corporate purposes.

As of 31 December 2014, there are no amounts drawn under the 8.0 billion US dollar 2010 Senior Facilities.

Commercial papers amount to 2.2 billion US dollar as of 31 December 2014 and include programs in US dollar and euro with a total authorized issuance up to 3.0 billion US dollar and 1.0 billion euro, respectively.

AB InBev is in compliance with all its debt covenants as of 31 December 2014. The 2010 Senior Facilities do not include restrictive financial covenants.

TERMS AND DEBT REPAYMENT SCHEDULE AT 31 DECEMBER 2014 Million US dollar	Total	1 year or less	1-2 years	2-3 years	3-5 years	More than 5 years

Secured bank loans	286	117	72	28	41	28
Commercial papers	2 211	2 211	—	—	—	—
Unsecured bank loans	820	560	138	63	59	—
Unsecured bond issues	47 549	4 535	2 383	6 682	10 240	23 709
Unsecured other loans	82	25	14	10	13	20
Finance lease liabilities	133	3	4	4	14	108

	51 081	7 451	2 611	6 787	10 367	23 865

TERMS AND DEBT REPAYMENT SCHEDULE AT 31 DECEMBER 2013 Million US dollar	Total	1 year or less	1-2 years	2-3 years	3-5 years	More than 5 years

Secured bank loans	286	94	81	46	30	35
Commercial papers	2 065	2 065	—	—	—	—
Unsecured bank loans	694	345	170	142	37	—
Unsecured bond issues	45 853	5 327	4 587	2 465	8 677	24 797
Unsecured other loans	87	12	22	15	10	28
Finance lease liabilities	135	3	3	4	7	118

	49 120	7 846	4 863	2 672	8 761	24 978

FINANCE LEASE LIABILITIES Million US dollar	2014 Payments	2014 Interests	2014 Principal	2013 Payments	2013 Interests	2013 Principal

Less than one year	14	11	3	14	11	3
Between one and two years	13	10	3	14	11	3
Between two and three years	14	10	4	13	10	3
Between three and five years	33	19	14	28	20	8
More than 5 years	168	59	109	186	68	118

	242	109	133	255	120	135

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

AB InBev’s net debt increased to 42.1 billion US dollar as of 31 December 2014, from 38.8 billion US dollar as of 31 December 2013. Apart from operating results net of capital expenditures, the net debt is mainly impacted by the OB acquisition (5.5 billion US dollar), dividend payments to shareholders of AB InBev and Ambev (7.4 billion US dollar), the payment of interests and taxes (4.6 billion US dollar) and the impact of changes in foreign exchange rates (447m US dollar decrease of net debt). – See also note 6 – Acquisitions and disposals of subsidiaries.

The following table provides a reconciliation of AB InBev’s net debt as of the dates indicated:

Million US dollar	2014	2013

Non-current interest-bearing loans and borrowings	43 630	41 274
Current interest-bearing loans and borrowings	7 451	7 846

	51 081	49 120

Bank overdrafts	41	6
Cash and cash equivalents	(8 357)	(9 839)
Interest bearing loans granted (included within Trade and other receivables)	(308)	(310)
Debt securities (included within Investment securities)	(322)	(146)

Net debt	42 135	38 831

23.	EMPLOYEE BENEFITS

AB InBev sponsors various post-employment benefit plans worldwide. These include pension plans, both defined contribution plans, and defined benefit plans, and other post-employment benefits. In accordance with IAS 19 Employee Benefits post-employment benefit plans are classified as either defined contribution plans or defined benefit plans.

DEFINED CONTRIBUTION PLANS

For defined contribution plans, AB InBev pays contributions to publicly or privately administered pension funds or insurance contracts. Once the contributions have been paid, the group has no further payment obligation. The regular contribution expenses constitute an expense for the year in which they are due. For 2014, contributions paid into defined contribution plans for the company amounted to 145m US dollar compared to 117m US dollar for 2013 and 41m US dollar for 2012.

DEFINED BENEFIT PLANS

During 2014, the company contributed to 63 defined benefit plans, of which 49 are retirement plans and 14 are medical cost plans. Most plans provide benefits related to pay and years of service. The Belgian, Brazilian, Dominican Republic, Dutch, Canadian, South Korean, Mexican, UK and US plans are partially funded. When plan assets are funded, the assets are held in legally separate funds set up in accordance with applicable legal requirements and common practice in each country. The medical cost plans in Canada, US, and Brazil provide medical benefits to employees and their families after retirement. Many of the defined benefit plans are closed to new entrants.

The present value of funded obligations includes a 210m US dollar liability related to two medical plans in Brazil, for which the benefits are provided through the Fundação Antonio Helena Zerrenner (“FAHZ”). The FAHZ is a legally distinct entity which provides medical, dental, educational and social assistance to current and retired employees of Ambev. On 31 December 2014, the actuarial liabilities related to the benefits provided by the FAHZ are fully offset by an equivalent amount of assets existing in the fund. The net liability recognized in the balance sheet is nil.

The employee benefit net liability amounts to 3 039m US dollar as of 31 December 2014 compared to 2 852m US dollar as of 31 December 2013. In 2014, the fair value of the plan assets value decreased by 603m US dollar and the defined benefit obligations decreased by 488m US dollar. The increase in the employee benefit net liability is mainly driven by unfavorable changes in discount rates (mainly in the Eurozone, Mexico, US, UK and Canada) and mortality assumptions in the US, partially offset by positive asset returns and gains on plan amendments of post-retirement pensions and healthcare benefits in the US.

The company’s net liability for post-employment and long-term employee benefit plans comprises the following at 31 December:

Million US dollar	2014	2013

Present value of funded obligations	(7 776)	(7 939)
Fair value of plan assets	5 773	6 376

Present value of net obligations for funded plans	(2 003)	(1 563)
Present value of unfunded obligations	(809)	(1 134)

Present value of net obligations	(2 812)	(2 697)

Unrecognized asset	(171)	(137)

Net liability	(2 983)	(2 834)

Other long term employee benefits	(57)	(18)

Total employee benefits	(3 039)	(2 852)

Employee benefits amounts in the balance sheet:
Liabilities	(3 049)	(2 862)
Assets	10	10

Net liability	(3 039)	(2 852)

The changes in the present value of the defined benefit obligations are as follows:

Million US dollar	2014	2013	2012[1]

Defined benefit obligation at 1 January	(9 073)	(9 055)	(8 150)
Current service costs	(74)	(105)	(82)
Interest cost	(438)	(428)	(429)
Past service gain/(cost)	334	63	5
(Losses)/gains on curtailments	—	88	28
Settlements	176	—	—
Benefits paid	896	498	502
Contribution by plan participants	(4)	(4)	(5)
Acquisition through business combination	(78)	(942)	(39)
Actuarial gains/(losses) – demographic assumptions	(210)	(110)	25
Actuarial gains/(losses) – financial assumptions	(962)	729	(916)
Experience adjustments	(40)	33	48
Exchange differences	445	160	(42)
Transfers and other movements	443	—	—

Defined benefit obligation at 31 December	(8 585)	(9 073)	(9 055)

Transfers and other movements refer to the fact that, effective 1 January 2014, the company discontinued the proportional consolidation of certain operations – see also Note 4 Use of estimates and judgments.

As at the last valuation date, the present value of the defined benefit obligation was comprised of approximately 2.3 billion US dollar relating to active employees, 1.5 billion US dollar relating to deferred members and 4.8 billion US dollar relating to members in retirement.

[1]	2012 as Reported, adjusted to reflect the effects of retrospective application on the revised IAS 19 Employee Benefits (see Note 3 Summary of significant accounting policies).

The changes in the fair value of plan assets are as follows:

Million US dollar	2014	2013	2012[1]

Fair value of plan assets at 1 January	6 376	5 704	5 095
Interest income	328	299	303
Administration costs	(24)	(23)	(19)
Return on plan assets exceeding interest income	418	159	370
Contributions by AB InBev	326	324	416
Contributions by plan participants	4	4	5
Benefits paid net of administration costs	(896)	(498)	(483)
Acquisition through business combination	51	694	28
Assets distributed on settlements	(82)	—	—
Exchange differences	(338)	(141)	(8)
Transfers and other movements	(392)	(146)	(3)

Fair value of plan assets at 31 December	5 773	6 376	5 704

Actual return on plans assets amounted to a gain of 746m US dollar in 2014 compared to a gain of 458m US dollar in 2013. The increase is mainly driven by higher market returns particularly in Brazil, US and UK. Actual return on plans assets amounted to a gain of 458m US dollar in 2013 compared to a gain of 673m US dollar in 2012. The decrease is mainly driven by lower market returns particularly in Brazil.

The acquisition through business combinations in 2014 stems from the OB combination.

Transfers and other movements refer to the fact that, effective 1 January 2014, the company discontinued the proportional consolidation of certain operations – see also Note 4 Use of estimates and judgments.

The changes in the asset ceiling are as follows:

Million US dollar	2014	2013	2012[1]

Irrecoverable surplus impact at 1 January	(136)	(307)	(346)
Interest expense	(12)	(27)	(34)
Change in asset ceiling excluding amounts included in interest expense	(22)	197	73

Irrecoverable surplus impact at 31 December	(171)	(136)	(307)

The expense recognized in the income statement with regard to defined benefit plans can be detailed as follows:

Million US dollar	2014	2013	2012[1]

Current service costs	(74)	(105)	(82)
Administration costs	(24)	(23)	(19)
Past service cost	334	63	—
(Losses)/gains on settlements or curtailments	94	88	29

Profit from operations	330	23	(72)
Finance cost	(124)	(156)	(160)

Total employee benefit expense	206	(132)	(232)

The employee benefit expense is included in the following line items of the income statement:

Million US dollar	2014	2013	2012[1]

Cost of sales	(1)	(56)	(62)
Distribution expenses	(9)	(3)	(13)
Sales and marketing expenses	(14)	(8)	5
Administrative expenses	(24)	9	(1)
Other operating (expense)/income	284	2	—
Exceptional items	85	80	(1)
Finance Cost	(115)	(156)	(160)

	206	(132)	(232)

During 2014, the company implemented certain post-retirement pension and healthcare benefits, mainly in the US.

[1]	2012 as Reported, adjusted to reflect the effects of retrospective application on the revised IAS 19 Employee Benefits (see Note 3 Summary of significant accounting policies).

Weighted average assumptions used in computing the benefit obligations at the balance sheet date are as follows:

	2014
	United States	Canada	Mexico	Brazil	United Kingdom	AB InBev

Discount rate	4.1%	4.1%	6.5%	10.8%	3.8%	4.4%
Price inflation	—	2.0%	3.5%	4.5%	3.0%	2.7%
Future salary increases	2.0%	1.0%	4.7%	5.8%	—	3.6%
Future pension increases	—	—	3.5%	—	2.8%	2.7%
Medical cost trend rate	6.9%-5.0%	4.5%	—	8.2%	—	7.7%-5.8%
Life expectation for a 65 year old male	85	86	82	85	87	85
Life expectation for a 65 year old female	88	89	85	88	89	88

	2013
	United States	Canada	Mexico	Brazil	United Kingdom	AB InBev

Discount rate	4.9%	4.9%	7.8%	11.3%	4.6%	5.4%
Price inflation	—	2.0%	3.5%	4.5%	3.4%	2.7%
Future salary increases	2.0%	1.3%	4.7%	7.7%	3.4%	3.3%
Future pension increases	—	—	3.5%	—	3.1%	2.7%
Medical cost trend rate	8.1%-5.0%	4.2%-4.5%	—	8.2%	—	7.6%-5.8%
Life expectation for a 65 year old male	83	85	83	85	87	84
Life expectation for a 65 year old female	85	87	83	88	89	87

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

INFLATION RISK

Some of the company’s pension obligations, mainly in the UK, are linked to inflation, and higher inflation will lead to higher liabilities. The majority of the plan’s assets are either unaffected by or loosely correlated with inflation, meaning that an increase in inflation could potentially increase the company’s net benefit obligation.

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

The weighted average duration of the defined benefit obligation is 14.3 years (2013: 13.9 years).

The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions is:

Million US dollar	2014
	Change in assumption	Increase in assumption	Decrease in assumption
Discount rate	0.50%	(556)	613
Future salary increase	0.50%	28	(26)
Medical cost trend rate	1.00%	49	(43)
Longevity	One year	214	(207)

The above are purely hypothetical changes in individual assumptions holding all other assumptions constant: economic conditions and changes therein will often affect multiple assumptions at the same time and the effects of changes in key assumptions are not linear. Therefore, the above information is not necessarily a reasonable representation of future results.

The fair value of plan assets at 31 December consists of the following:

	2014			2013
	Quoted	Unquoted	Total	Quoted	Unquoted	Total
Government bonds	29%	—	29%	27%	—	27%
Corporate bonds	26%	—	26%	27%	—	27%
Equity instruments	36%	—	36%	40%	—	40%
Property	—	3%	3%	—	3%	3%
Insurance contracts and others	5%	1%	6%	3%	—	3%

	96%	4%	100%	97%	3%	100%

AB InBev expects to contribute approximately 250m US dollar for its funded defined benefit plans and 68m US dollar in benefit payments to its unfunded defined benefit plans and post-retirement medical plans in 2015.

24.	SHARE-BASED PAYMENTS[1]

Different share and share option programs allow company senior management and members of the Board of Directors to receive or acquire shares of AB InBev or Ambev. AB InBev has three primary share-based compensation plans, the share-based compensation plan (“Share-Based Compensation Plan”), established in 2006 and amended as from 2010, the long-term incentive warrant plan (“LTI Warrant Plan”), established in 1999 and replaced by a long-term incentive stock option plan for directors (“LTI Stock Option Plan Directors”) in 2014, and the long-term incentive stock-option plan for executives (“LTI Stock Option Plan Executives”), established in 2009. For all option plans, the fair value of share-based payment compensation is estimated at grant date, using a binomial Hull model, modified to reflect the IFRS 2 Share-based Payment requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option.

Share-based payment transactions resulted in a total expense of 251m US dollar for the year 2014 (including the variable compensation expense settled in shares), as compared to 243m US dollar for the year 2013 and 201m US dollar for the year 2012.

AB INBEV SHARE-BASED PAYMENT PROGRAMS

Share-Based Compensation Plan

As from 1 January 2010, the structure of the Share-Based Compensation Plan for certain executives, including the executive board of management and other senior management in the general headquarters, has been modified. From 1 January 2011, the new plan structure applies to all other senior management. Under this plan, the executive board of management and other senior employees will receive their bonus in cash but have the choice to invest some or all of the value of their bonus in AB InBev shares with a five-year vesting period, referred to as bonus shares. Such voluntary investment leads to a 10% discount to the market price of the shares. The company will also match such voluntary investment by granting three matching shares for each bonus share voluntarily invested in, up to a limited total percentage of each participant’s bonus. The percentage of the variable compensation that is entitled to get matching shares varies depending on the position of the executive. The matching is based on the gross amount of the variable compensation invested. The discount shares and matching shares are granted in the form of restricted stock units which have a five-year vesting period. Additionally, the holders of the restricted stock units may be entitled to receive from AB InBev additional restricted stock units equal to the dividends declared since the restricted stock units were granted.

During 2014, AB InBev issued 0.9m of matching restricted stock units in relation to the 2013 bonus granted to company employees and management. These matching restricted stock units are valued at the share price of the day of grant, representing a fair value of approximately 90m US dollar, and cliff vest after five years. During 2013, AB InBev issued 0.8m of matching restricted stock units according to the Share-Based Compensation Plan, with an estimated fair value of approximately 78m US dollar, in relation to the 2012 bonus.

LTI Warrant Plan replaced by LTI Stock Option Plan for Directors

Before 2014, the company issued regularly warrants, or rights to subscribe for newly issued shares under the LTI Warrant Plan for the benefit of directors and, until 2006, for the benefit of members of the executive board of management and other senior employees. Each LTI warrant gave its holder the right to subscribe for one newly issued share. The exercise price of LTI warrants is equal to the average price of the company’s shares on the regulated market of Euronext Brussels during the 30 days preceding their issue date. LTI warrants granted in the years prior to 2007 (except for 2003) have a duration of ten years; LTI warrants granted as from 2007 (and in 2003) have a duration of five years. LTI warrants are subject to a vesting period ranging from one to three years. Forfeiture of a warrant occurs in certain circumstances when the holder leaves our employment. At the annual shareholders meeting of 30 April 2014, all outstanding LTI warrants under the company’s LTI Warrant Plan were converted into LTI stock options, i.e. the right to purchase existing ordinary shares of Anheuser-Busch InBev SA/NV instead of the right to subscribe to newly issued shares. All other terms and conditions of the existing grants under the LTI Warrant Plan remain unchanged.

Since 2007, members of the executive board of management and other employees are no longer eligible to receive warrants under the LTI Warrant Plan, but instead receive a portion of their compensation in the form of shares and options granted under the Share-Based Compensation Plan and the LTI Stock Option Plan Executives.

Since 2014, directors are no longer eligible to receive warrants under the LTI Warrant Plan. Instead, on 30 April 2014, the annual shareholders meeting decided to replace the LTI Warrant Plan by a LTI Stock Option plan for directors. As a result, grants for directors now consist of LTI stock options instead of LTI warrants (i.e. the right to purchase existing shares instead of the right to subscribe to newly issued shares). Grants are made annually at our shareholders meeting on a discretionary basis upon recommendation of the Remuneration Committee. The LTI stock options have an exercise price that is set equal to the market price at the time of the granting, a maximum lifetime of 10 years and an exercise period that starts after 5 years. The LTI stock options cliff vest after 5 years. Unvested options are subject to specific forfeiture provisions in the event that the directorship is not renewed upon the expiry of its term or is terminated in the course of its term, both due to a breach of duty by the director.

[1]	Amounts have been converted to US dollar at the average rate of the period.

AB InBev granted 0.2m stock options to members of the board of directors during 2014 representing a fair value of approximately 4m US dollar. During 2013, 0.2m warrants with a fair value of approximately 3m US dollar were granted under this plan.

LTI Stock Option Plan Executives

As from 1 July 2009, senior employees are eligible for an annual long-term incentive to be paid out in LTI stock options (or, in future, similar share-based instruments), depending on management’s assessment of the employee’s performance and future potential.

In December 2014 AB InBev issued 4.4m LTI stock options with an estimated fair value of 101m US dollar, whereby 1.3m options relate to American Depositary Shares (ADSs) and 3.1m options to AB InBev shares. In December 2013 AB InBev issued 4.1m LTI stock options with an estimated fair value of 93m US dollar, whereby 1.2m options relate to American Depositary Shares (ADSs) and 2.9m options to AB InBev shares.

Other Grants

As from 2010 AB InBev has in place three specific long-term restricted stock unit programs. One program allows for the offer of restricted stock units to certain employees in certain specific circumstances, whereby grants are made at the discretion of the CEO, e.g. to compensate for assignments of expatriates in countries with difficult living conditions. The restricted stock units vest after five years and in case of termination of service before the vesting date, special forfeiture rules apply. In 2014, 0.1m restricted stock units with an estimated fair value of 2m US dollar were granted under this program to a selected number of employees. In 2013, 0.4m restricted stock units with an estimated fair value of 36m US dollar were granted under this program.

A second program allows for the exceptional offer of restricted stock units to certain employees at the discretion of the Remuneration Committee of AB InBev as a long-term retention incentive for key employees of the company. Employees eligible to receive a grant under this program receive two series of restricted stock units, the first half of the restricted stock units vesting after five years, the second half after ten years. In case of termination of service before the vesting date, special forfeiture rules apply. In December 2014 0.2m restricted stock units with an estimated fair value of 21m US dollar were granted under this program to a selected number of employees. In December 2013 0.4m restricted stock units with an estimated fair value of 34m US dollar were granted under this program.

A third program allows certain employees to purchase company shares at a discount aimed as a long-term retention incentive for (i) high-potential employees of the company, who are at a mid-manager level (“People bet share purchase program”) or (ii) for newly hired employees. The voluntary investment in company shares leads to the grant of 3 matching shares for each share invested. The discount and matching shares are granted in the form of restricted stock units which vest after 5 years. In case of termination before the vesting date, special forfeiture rules apply. In 2014, employees purchased shares under this program for the equivalent of 0.5m US dollar (2013: equivalent of 0.5m US dollar).

In order to maintain consistency of benefits granted to executives and to encourage international mobility of executives, an options exchange program has been executed whereby unvested options are exchanged against restricted shares that remain locked-up until 31 December 2023. In 2014, 0.5m unvested options were exchanged against 0.5m restricted shares. In 2013, 0.6m unvested options were exchanged against 0.5m restricted shares. As a variant to this program, the Remuneration Committee has also approved the early release of the vesting conditions of 0.5m unvested options. The shares that result from the exercise of the options must remain locked-up until 31 December 2023. As the vesting period for these stock options was changed, an accelerated expense was recorded as a result of the modification. Furthermore, certain options granted have been modified whereby the dividend protected feature of these options have been cancelled and compensated by the issuance of new additional options. In 2014 0.1m new options were issued, representing the economic value of the dividend protection feature (2013: 0.6m new options). As there was no change between the fair value of the original award immediately before the modification and the fair value of the modified award immediately after the modification, no additional expense was recorded as a result of the modification.

For further information on share-based payment grants of previous years, please refer to Note 24 Share-based payments of the 2013 consolidated financial statements.

The weighted average fair value of the options and assumptions used in applying the AB InBev option pricing model for the 2014 grants of awards described above are as follows:

Amounts in US dollar unless otherwise indicated[1]	2014	2013	2012

Fair value of options and warrants granted	20.70	21.74	19.57
Share price	113.29	103.06	86.87
Exercise price	113.29	103.05	86.83
Expected volatility	24%	24%	25%
Expected dividends	3.00%	2.92%	2.50%
Risk-free interest rate	1.23%	2.06%	1.73%

Expected volatility is based on historical volatility calculated using 2 531 days of historical data. In the determination of the expected volatility, AB InBev is excluding the volatility measured during the period 15 July 2008 until 30 April 2009, in view of the extreme market conditions experienced during that period. The binomial Hull model assumes that all employees would immediately exercise their options if the AB InBev share price is 2.5 times above the exercise price. As a result, no single expected option life applies.

[1]	Amounts have been converted to US dollar at the closing rate of the respective period.

The total number of outstanding AB InBev options and warrants developed as follows:

Million options and warrants	2014	2013	2012

Options and warrants outstanding at 1 January	52.5	53.3	54.4
Options and warrants issued during the year	4.5	4.8	4.5
Options and warrants exercised during the year	(10.0)	(4.2)	(3.3)
Options and warrants forfeited during the year	(1.4)	(1.4)	(2.3)

Options and warrants outstanding at the end of December	45.6	52.5	53.3

The range of exercise prices of the outstanding options and warrants is between 10.32 euro (12.53 US dollar) and 96.36 euro (116.99 US dollar) while the weighted average remaining contractual life is 7.34 years.

Of the 45.6m outstanding options and warrants 10.8m are vested at 31 December 2014.

The weighted average exercise price of the AB InBev options and warrants is as follows:

Amounts in US dollar[1]	2014	2013	2012

Options and warrants outstanding at 1 January	45.38	38.31	32.98
Granted during the year	113.29	103.05	87.94
Exercised during the year	24.40	41.07	31.85
Forfeited during the year	45.75	45.18	32.82
Outstanding at the end of December	51.35	45.38	38.31
Exercisable at the end of December	36.21	57.28	40.65

For share options and warrants exercised during 2014, the weighted average share price at the date of exercise was 83.54 euro (101.42 US dollar).

The total number of outstanding AB InBev restricted stock units developed as follows:

Million restricted stock units	2014	2013	2012

Restricted stock units outstanding at 1 January	4.7	3.3	2.3
Restricted stock units issued during the year	1.3	1.6	1.1
Restricted stock units exercised during the year	—	—	—
Restricted stock units forfeited during the year	(0.2)	(0.2)	(0.1)

Restricted stock units outstanding at the end of December	5.8	4.7	3.3

AMBEV SHARE-BASED PAYMENT PROGRAMS

Since 2005, Ambev has had a plan which is substantially similar to the Share-based compensation plan under which bonuses granted to company employees and management are partially settled in shares. Under the Share-based compensation plan as modified as of 2010 Ambev issued in March 2014, 5.2m restricted stock units with an estimated fair value of 38m US dollar. In March 2013, Ambev issued 4.3m restricted stock units with an estimated fair value of 35m US dollar.

As from 2010, senior employees are eligible for an annual long-term incentive to be paid out in Ambev LTI stock options (or, in future, similar share-based instruments), depending on management’s assessment of the employee’s performance and future potential. In 2014, Ambev granted 16.8m LTI stock options with an estimated fair value of 37m US dollar. In 2013, Ambev granted 12.8m LTI stock options with an estimated fair value of 36m US dollar.

In order to encourage the mobility of managers, the features of certain Ambev options granted in previous years have been modified whereby the dividend protection of these options was cancelled and replaced by the issuance of 0.2m options in 2014 representing the economic value of the dividend protection feature. In 2013, 0.2m options were issued representing the economic value of the dividend protection feature. Since there was no change between the fair value of the original award before the modification and the fair value of the modified award after the modification, no additional expense was recorded as a result of this modification.

The weighted fair value of the options and assumptions used in applying a binomial option pricing model for the 2014 Ambev grants are as follows:

Amounts in US dollar unless otherwise indicated[1]	2014	2013	2012[2]

Fair value of options granted	1.96	2.61	2.73
Share price	6.00	7.30	8.34
Exercise price	6.00	7.30	8.34
Expected volatility	32%	33%	33%
Expected dividends	0.00% - 5.00%	0.00% - 5.00%	0.00% - 5.00%
Risk-free interest rate	2.20% - 12.40%[3]	1.90% - 12.60%[3]	2.10% - 11.20%[3]

[1]	Amounts have been converted to US dollar at the closing rate of the respective period.
[2]	Amounts have been adjusted for the Ambev share split of 11 November 2013.
[3]	The weighted average risk-free interest rates refer to granted ADRs and stock options respectively.

The total number of outstanding Ambev options developed as follows:

Million options	2014	2013	2012[2]

Options outstanding at 1 January	147.7	143.9	147.8
Options issued during the year	17.0	13.1	15.5
Options exercised during the year	(34.8)	(7.2)	(12.5)
Options forfeited during the year	(3.8)	(2.1)	(6.9)

Options outstanding at the end of December	126.1	147.7	143.9

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

The range of exercise prices of the outstanding options is between 1.06 Brazilian real (0.40 US dollar) and 19.14 Brazilian real (7.21 US dollar) while the weighted average remaining contractual life is 6.87 years.

Of the 126.1m outstanding options 35.9m options are vested at 31 December 2014.

The weighted average exercise price of the Ambev options is as follows:

Amounts in US dollar[1]	2014	2013	2012[2]

Options outstanding at 1 January	2.69	3.54	3.18
Granted during the year	6.03	7.27	8.39
Exercised during the year	1.45	1.15	1.38
Forfeited during the year	4.25	3.46	1.37
Outstanding at the end of December	3.79	2.69	3.54
Exercisable at the end of December	1.11	1.42	1.85

For share options exercised during 2014, the weighted average share price at the date of exercise was 16.12 Brazilian real (6.07 US dollar).

The total number of outstanding Ambev restricted stock units developed as follows:

Million restricted stock units	2014	2013	2012[2]

Restricted stock units outstanding at 1 January	15.6	11.5	8.0
Restricted stock units issued during the year	5.2	4.3	5.0
Restricted stock units exercised during the year	(2.3)	—	—
Restricted stock units forfeited during the year	(1.0)	(0.2)	(1.5)

Restricted stock units outstanding at the end of December	17.5	15.6	11.5

During 2014, a limited number of Ambev shareholders who are part of the senior management of AB InBev were given the opportunity to exchange Ambev shares against a total of 0.6m AB InBev shares (0.1m AB InBev shares in 2013) at a discount of 16.7% provided that they stay in service for another five years. The fair value of this transaction amounts to approximately 12m US dollar (2.2m US dollar in 2013) and is expensed over the five years’ service period. The fair values of the Ambev and AB InBev shares were determined based on the market price.

25.	PROVISIONS

Million US dollar	Restructuring	Disputes	Other	Total

Balance at 1 January 2014	177	535	16	728
Effect of changes in foreign exchange rates	(10)	(40)	(2)	(52)
Provisions made	65	327	1	393
Provisions used	(56)	(130)	(1)	(187)
Provisions reversed	(11)	(79)	(3)	(93)
Other movements	1	10	(1)	10

Balance at 31 December 2014	166	623	10	799

Million US dollar	Restructuring	Disputes	Other	Total

Balance at 1 January 2013	177	624	20	821
Effect of changes in foreign exchange rates	6	(34)	—	(28)
Changes through business combinations	—	38	—	38
Provisions made	59	317	1	377
Provisions used	(58)	(187)	(2)	(247)
Provisions reversed	(8)	(138)	(3)	(149)
Other movements	1	(85)	—	(84)

Balance at 31 December 2013	177	535	16	728

The restructuring provisions are primarily explained by the organizational alignments - see also Note 8 Exceptional items. Provisions for disputes mainly relate to various disputed direct and indirect taxes and to claims from former employees.

The provisions are expected to be settled within the following time windows:

Million US dollar	Total	< 1 year	1-2 years	2-5 years	> 5 years

Restructuring
Reorganization	166	60	10	83	13

Disputes
Income and indirect taxes	356	43	247	53	13
Labor	83	25	19	36	3
Commercial	47	26	14	4	3
Other disputes	137	9	95	32	1

	623	103	375	125	20

Other contingencies
Onerous contracts	1	—	—	1	—
Guarantees given	3	—	1	2	—
Other contingencies	6	2	1	3	—

	10	2	2	6	—

Total provisions	799	165	387	214	33

Since 1 January 2005 AB InBev is subject to the greenhouse gas emission allowance trading scheme in force in the European Union. Acquired emission allowances are recognized at cost as intangible assets. To the extent that it is expected that the number of allowances needed to settle the CO2 emissions exceeds the number of emission allowances owned, a provision is recognized. Such provision is measured at the estimated amount of the expenditure required to settle the obligation. At 31 December 2014, the emission allowances owned fully covered the expected CO2 emissions. As such no provision needed to be recognized.

26.	TRADE AND OTHER PAYABLES

NON-CURRENT TRADE AND OTHER PAYABLES

Million US dollar	2014	2013

Indirect taxes payable	230	369
Trade payables	305	381
Cash guarantees	11	12
Deferred consideration on acquisitions	138	1 801
Derivatives	64	159
Other payables	322	500

	1 070	3 222

CURRENT TRADE AND OTHER PAYABLES

Million US dollar	2014	2013

Trade payables and accrued expenses	10 913	9 834
Payroll and social security payables	1 030	1 173
Indirect taxes payable	1 849	1 689
Interest payable	850	888
Consigned packaging	715	682
Cash guarantees	64	71
Derivatives	1 013	630
Dividends payable	518	384
Deferred income	53	38
Deferred consideration on acquisitions	1 640	861
Other payables	277	224

	18 922	16 474

Deferred consideration on acquisitions is mainly comprised of 1.2 billion US dollar for the put option included in the shareholders’ agreement between Ambev and E. León Jimenes S.A. (“ELJ”), which may result in Ambev acquiring additional Class B shares of Cervecería Nacional Dominicana S.A. (“CND”). The put option granted to ELJ is exercisable as of the first year following the transaction. The valuation of this option is based on the EBITDA of the consolidated operations in Dominican Republic.

The deferred consideration on acquisitions is also comprised of 0.5 billion US dollar liability for the Grupo Modelo shares the company did not acquire by 31 December 2014. On 3 June 2013, AB InBev established and funded a Trust to accept further tender of shares by Grupo Modelo shareholders at a price of 9.15 US dollar per share over a period of up to 25 months.

Derivatives mainly reflect the mark-to-market of interest rate swaps, of forward exchange contracts and of commodity forward contracts entered into to hedge the company’s operational exposure (See also Note 27 Risks arising from financial instruments of the 31 December 2014 consolidated financial statements).

27.	RISKS ARISING FROM FINANCIAL INSTRUMENTS

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

	2014					2013
Million US dollar	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years

Foreign currency
Forward exchange contracts	7 554	47	—	—	—	7 530	4	—	—	—
Foreign currency futures	1 822	—	—	—	—	927	—	—	—	—
Other foreign currency derivatives	—	—	—	—	—	415	—	—	—	—

Interest rate
Interest rate swaps	350	—	113	2 250	787	11 800	350	—	128	—
Cross currency interest rate swaps	1 023	—	1 789	2 373	1 197	683	1 096	—	2 841	827
Interest rate futures	—	139	113	151	—	—	137	13	—	—

Commodities
Aluminum swaps	1 422	48	—	—	—	1 383	327	—	—	—
Other commodity derivatives	1 374	194	—	—	—	992	293	—	—	—

Equity
Equity derivatives	4 854	838	—	—	—	4 947	716	—	—	—

A.	FOREIGN CURRENCY RISK

AB InBev incurs foreign currency risk on borrowings, investments, (forecasted) sales, (forecasted) purchases, royalties, dividends, licenses, management fees and interest expense/income whenever they are denominated in a currency other than the functional currency of the subsidiary. The main derivative financial instruments used to manage foreign currency risk are foreign currency rate agreements, exchange traded foreign currency futures and cross currency interest rate swaps.

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

	31 December 2014			31 December 2013
Million US dollar	Total exposure	Total hedges	Open position	Total exposure	Total hedges[1]	Open position

Euro/Brazilian real	(64)	64	—	(38)	38	—
Euro/Canadian dollar	(51)	51	—	(39)	39	—
Euro/Czech koruna	(3)	(9)	(12)	(3)	(10)	(13)
Euro/Hungarian forint	(4)	(13)	(17)	(4)	(14)	(18)
Euro/Mexican peso	(104)	104	—	138	(138)	—
Euro/Pound sterling	(94)	225	131	(161)	259	98
Euro/Russian ruble	(102)	127	25	(97)	97	—
Euro/Ukrainian hryvnia	(72)	—	(72)	(94)	68	(26)
Euro/US dollar	—	127	127	—	—	—
Pound sterling/Euro	(49)	11	(38)	(53)	33	(20)
US dollar/Argentinean peso	(345)	345	—	(282)	282	—
US dollar/Bolivian boliviano	(72)	72	—	(52)	52	—
US dollar/Brazilian real	(1 389)	1 389	—	(1 680)	1 680	—
US dollar/Canadian dollar	(271)	271	—	(184)	184	—
US dollar/Chilean peso	(140)	140	—	(68)	68	—
US dollar/Euro	(145)	120	(25)	101	(147)	(46)
US dollar/Mexican peso	(1 182)	5 795	4 613	(694)	5 316	4 622
US dollar/Paraguayan guarani	(84)	84	—	(48)	48	—
US dollar/Peruvian nuevo sol	(46)	46	—	(57)	57	—
US dollar/Pound sterling	(25)	14	(11)	(31)	27	(4)
US dollar/Russian ruble	(135)	81	(54)	(75)	121	46
US dollar/Ukrainian hryvnia	(44)	—	(44)	(35)	70	35
US dollar/Uruguayan peso	(37)	37	—	(29)	29	—

The US dollar/Mexican peso open long position is mainly related to US dollar cash held in Mexico.

Further analysis on the impact of open currency exposures is performed in the Currency Sensitivity Analysis below.

In conformity with IAS 39 hedge accounting rules, these hedges of firm commitments and highly probable forecasted transactions denominated in foreign currency are designated as cash flow hedges.

FOREIGN EXCHANGE RISK ON INTRAGROUP LOANS

In 2012, 2013 and 2014, a series of foreign exchange derivatives were contracted to hedge the foreign currency risk from intercompany loans transacted between group entities with different functional currencies. As of 31 December 2014, intercompany loans with Russia were hedged against US dollar for an amount of 3 300m Russian ruble (5 900m Russian ruble in 2013).

FOREIGN EXCHANGE RISK ON NET INVESTMENTS IN FOREIGN OPERATIONS

AB InBev enters into hedging activities to mitigate exposures related to its investments in foreign operations. These strategies are designated as net investment hedges and include both derivative and non-derivative financial instruments.

As of 31 December 2014, designated derivative and non-derivative financial instruments in a net investment hedge relationship amount to 7 012m US dollar equivalent (7 866m US dollar in 2013) in Holding companies and approximately 2 889m US dollar equivalent (2 500m US dollar in 2013) at Ambev level. Those derivatives and non-derivatives are used to hedge foreign operations with functional currencies mainly denominated in Argentinean peso, Brazilian real, Bolivian boliviano, Canadian dollar, Chilean peso, Dominican peso, euro, Mexican peso, pound sterling, South Korean won and US dollar.

FOREIGN EXCHANGE RISK ON FOREIGN CURRENCY DENOMINATED DEBT

It is AB InBev’s policy to have the debt in the subsidiaries as much as possible in the functional currency of the subsidiary. To the extent this is not the case, hedging is put in place unless the cost to hedge outweighs the benefits. Interest rate decisions and currency mix of debt and cash are decided on a global basis and take into consideration the holistic risk management approach.

A description of the foreign currency risk hedging related to the debt instruments issued in a currency other than the functional currency of the subsidiary is further detailed in the Interest Rate Risk section below.

[1]	Reclassified to conform to the 2014 presentation.

CURRENCY SENSITIVITY ANALYSIS

Currency transactional risk

Most of AB InBev’s non-derivative monetary financial instruments are either denominated in the functional currency of the subsidiary or are converted into the functional currency through the use of derivatives. However, the company can have open positions in certain countries for which hedging can be limited as the illiquidity of the local foreign exchange market prevents the company from hedging at a reasonable cost. The transactional foreign currency risk mainly arises from open positions in Czech koruna, Hungarian forint, Mexican peso, pound sterling, Russian ruble and Ukrainian hryvnia against the US dollar and the euro. AB InBev estimated the reasonably possible change of exchange rate, on the basis of the average volatility on the open currency pairs, as follows:

	2014
	Closing rate 31 December 2014	Possible closing rate[1]	Volatility of rates in %

Pound sterling/Euro	1.28	1.21 - 1.36	5.76%
Euro/Czech koruna	27.73	27.11 - 28.36	2.26%
Euro/Hungarian forint	315.56	294.18 - 336.93	6.77%
Euro/Russian ruble	68.30	49.11 - 87.5	28.10%
Euro/Ukrainian hryvnia	19.14	13.61 - 24.68	28.90%
US dollar/Euro	0.82	0.77 - 0.87	6.14%
US dollar/Mexican peso	14.72	13.69 - 15.75	7.00%
US dollar/Pound sterling	0.64	0.61 - 0.68	5.59%
US dollar/Russian ruble	56.26	41.27 - 71.25	26.65%
US dollar/Ukrainian hryvnia	15.77	11.27 - 20.27	28.54%

	2013
	Closing rate 31 December 2013	Possible closing rate[2]	Possible volatility of rates in %

Pound sterling/Euro	1.20	1.12-1.28	6.96%
Euro/Czech koruna	27.43	25.67-29.18	6.39%
Euro/Hungarian forint	297.00	274.46-319.54	7.59%
Euro/Ukrainian hryvnia	11.02	10.18-11.87	7.64%
US dollar/Euro	0.73	0.67-0.78	7.09%
US dollar/Mexican peso	13.08	11.67-14.5	10.80%
US dollar/Russian ruble	32.73	30.29-35.17	7.45%
US dollar/Ukrainian hryvnia	7.99	7.78-8.21	2.72%

Had the Czech koruna, the Hungarian forint, the Mexican peso, the pound sterling, the Russian ruble and the Ukrainian hryvnia weakened/strengthened during 2014 by the above estimated changes against the euro or the US dollar, with all other variables held constant, the 2014 impact on consolidated profit before taxes would have been approximately 103m US dollar (19m US dollar in 2013) higher/lower.

Additionally, the AB InBev sensitivity analysis1 to the foreign exchange rates on its total derivatives positions as of 31 December 2014, shows a positive/negative pre-tax impact on equity reserves of 446m US dollar (427m US dollar in 2013).

NET FOREIGN EXCHANGE RESULTS

Foreign exchange results recognized on unhedged and hedged exposures and from the related hedging derivative instruments can be summarized per type of hedging relationship as follows:

Million US dollar	2014	2013	2012

Fair value hedges - hedged items	—	—	4
Fair value hedges - hedging instruments	—	(2)	(4)
Cash flow hedges - hedged items	(60)	2	(31)
Cash flow hedges - hedging instruments (reclassified from equity)	53	(1)	40
Economic hedges - hedged items not part of a hedge accounting relationship	—	(122)	(86)
Economic hedges - hedging instruments not part of a hedge accounting relationship	11	125	37
Other results - not hedged	315	(297)	(63)

	319	(295)	(103)

B.	INTEREST RATE RISK

The company applies a dynamic interest rate hedging approach whereby the target mix between fixed and floating rate debt is reviewed periodically. The purpose of AB InBev’s policy is to achieve an optimal balance between cost of funding and volatility of financial results, while taking into account market conditions as well as AB InBev’s overall business strategy.

FAIR VALUE HEDGE

Pound sterling bond hedges (foreign currency risk + interest rate risk on borrowings in pound sterling)

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

US dollar fixed rate bond hedges (interest rate risk on borrowings in US dollar)

In May 2009, the company issued a series of fixed rate notes in an aggregate principal amount of 1.0 billion US dollar. These bond bears interest at 6.875% with maturity in November 2019.

[1]	Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2014.
[2]	Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2013.

In March 2010, the company issued a series of fixed rate notes in an aggregate principal amount of 1.0 billion US dollar. These bond bears interest at 5.00% with maturity in April 2020.

The company entered into several US dollar fixed/floating interest rate swaps to manage and reduce the impact of changes in the US dollar interest rates on the fair value of these bonds.

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

US dollar fixed rate bond hedges (interest rate risk on borrowings in US dollar)

In January 2014, the company issued a series of fixed rate notes in an aggregate principal amount of 1.25 billion US dollar. This bond bears interest at 2.15% with maturity in February 2019.

The company entered into several US dollar fixed/floating interest rate swaps to manage and reduce the impact of changes in the US dollar interest rates on this bond.

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

As of 31 December 2014 and 2013, there are no remaining open positions covering the interest exposure on the outstanding balance drawn under the 2010 senior facilities and the remaining interest rate swaps matured during the course of 2014.

Canadian dollar bond hedges (foreign currency risk + interest rate risk on borrowings in Canadian dollar)

In January 2013, the company issued a series of notes in an aggregated principal amount of 1.2 billion Canadian dollar. These bonds bear interest at 2.375% with maturity in January 2018 and 3.375% with maturity in January 2023.

The company entered into several Canadian dollar fixed/euro floating cross currency interest rate swaps to manage and reduce the impact of changes in the Canadian dollar exchange rate and interest rate on these bonds.

These derivative instruments have been designated in a cash flow hedge accounting relationship.

Pound sterling bond hedges (foreign currency risk + interest rate risk on borrowings in pound sterling)

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

ECONOMIC HEDGE

Swiss franc bond hedges (foreign currency risk + interest rate risk on borrowings in Swiss franc)

In May 2009, the company issued a Swiss franc bond for an equivalent of 600m Swiss franc. This bond matured in June 2014.

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

As of 31 December 2014, there were no remaining balance and open positions related to Swiss franc bond.

Marketable debt security hedges (interest rate risk on Brazilian real)

During 2014, Ambev invested in highly liquid Brazilian real denominated government debt securities. Those fixed-rate instruments are included in the held for trading category.

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

31 December 2014	Before hedging		After hedging
Interest-bearing financial liabilities Million US dollar	Effective interest rate	Amount	Effective interest rate	Amount

Floating rate
Brazilian real	7.24%	438	8.74%	668
Euro	0.36%	1 328	2.70%	2 844
Russian ruble	—	—	8.96%	94
US dollar	0.98%	745	2.62%	3 539
Other	11.12%	26	11.12%	26

		2 537		7 171

Fixed rate
Argentinean peso	23.69%	37	23.69%	37
Brazilian real	7.99%	595	7.96%	457
Canadian dollar	3.14%	1 548	3.22%	1 161
Dominican peso	10.38%	23	10.38%	23
Euro	3.02%	10 246	2.90%	12 822
Pound sterling	6.71%	2 816	9.34%	888
South Korean won	—	—	2.26%	500
US dollar	4.02%	33 312	4.13%	28 055
Other	7.18%	8	7.18%	8

		48 585		43 951

31 December 2013	Before hedging		After hedging
Interest-bearing financial liabilities Million US dollar	Effective interest rate	Amount	Effective interest rate	Amount

Floating rate
Brazilian real	7.17%	535	8.16%	862
Canadian dollar	0.98%	6	0.98%	6
Dominican peso	8.07%	12	8.07%	12
Euro	4.40%	69	5.70%	2 406
Russian ruble	—	—	6.10%	184
US dollar	0.81%	1 229	0.77%	899

		1 851		4 369

Fixed rate
Brazilian real	7.93%	611	7.55%	492
Canadian dollar	3.14%	1 682	3.22%	1 263
Chinese yuan	7.11%	7	7.11%	7
Dominican peso	13.00%	20	13.00%	20
Euro	3.61%	10 055	3.59%	10 928
Pound sterling	5.69%	3 031	9.75%	890
Swiss franc	4.51%	673	—	—
US dollar	4.21%	31 195	4.18%	31 156

		47 274		44 756

At 31 December 2014, the total carrying amount of the floating and fixed rate interest-bearing financial liabilities before hedging listed above includes bank overdrafts of 41m US dollar.

As disclosed in the above table, 7 171m US dollar or 14.03% of the company’s interest bearing financial liabilities bear a variable interest rate. The company estimated that the reasonably possible change of the market interest rates applicable to its floating rate debt after hedging is as follows:

	2014
	Interest rate 31 December 2014[1]	Possible interest rate[2]	Volatility of rates in %

Brazilian real	11.11%	10.25% - 11.97%	7.72%
Euro	0.08%	0.04% - 0.11%	43.74%
Russian ruble	23.77%	11.93% - 35.61%	49.79%
US dollar	0.26%	0.23% - 0.28%	9.16%

	2013
	Interest rate 31 December 2013[1]	Possible interest rate[2]	Volatility of rates in %

Brazilian real	9.44%	8.17% - 10.7%	13.41%
Canadian dollar	1.28%	1.27% - 1.28%	0.60%
Dominican peso	6.25%	3.61% - 8.89%	42.16%
Euro	0.29%	0.24% - 0.33%	16.02%
Russian ruble	7.15%	6.68% - 7.62%	6.61%
US dollar	0.25%	0.23% - 0.26%	7.29%
When AB InBev applies the reasonably possible increase/decrease in the market interest rates mentioned above on its floating rate debt at 31 December 2014, with all other variables held constant, 2014 interest expense would have been 19m US dollar higher/lower (2013: 13m US dollar). This effect would be more than offset by 70m US dollar higher/lower interest income on AB InBev’s interest-bearing financial assets (2013: 82m US dollar).

INTEREST EXPENSE

Interest expense recognized on unhedged and hedged financial liabilities and the net interest expense from the related hedging derivative instruments can be summarized per type of hedging relationship as follows:

Million US dollar	2014	2013	2012

Financial liabilities measured at amortized cost – not hedged	(2 236)	(2 066)	(1 972)
Fair value hedges – hedged items	(97)	(106)	(97)
Fair value hedges – hedging instruments	42	21	43
Cash flow hedges – hedged items	(35)	—	(6)
Cash flow hedges – hedging instruments (reclassified from equity)	10	(5)	(47)
Net investment hedges – hedging instruments (interest component)	192	94	55
Economic hedges – hedged items not part of a hedge accounting relationship	(9)	(24)	(27)
Economic hedges – hedging instruments not part of a hedge accounting relationship	125	43	(14)

	(2 008)	(2 043)	(2 065)

C.	COMMODITY PRICE RISK

The commodity markets have experienced and are expected to continue to experience price fluctuations. AB InBev therefore uses both fixed price purchasing contracts and commodity derivatives to minimize exposure to commodity price volatility. The company has important exposures to the following commodities: aluminum, barley, coal, corn grits, corn syrup, corrugated board, fuel oil, glass, hops, labels, malt, natural gas, orange juice, rice, steel and wheat. As of 31 December 2014, the company has the following commodity derivatives outstanding (in notional amounts): aluminum swaps for 1 470m US dollar (2013: 1 710m US dollar), natural gas and energy derivatives for 330m US dollar (2013: 330m US dollar), exchange traded sugar futures for 83m US dollar (2013: 147m US dollar), corn swaps for 285m US dollar (2013: 332m US dollar), exchange traded wheat futures for 648m US dollar (2013: 390m US dollar), rice swaps for 76m US dollar (2013: 70m US dollar) and plastic derivatives for 146m US dollar (2013: 16m US dollar). These hedges are designated in a cash flow hedge accounting relationship.

COMMODITY PRICE SENSITIVITY ANALYSIS

The impact of changes in the commodity prices for AB InBev’s derivative exposures would have caused an immaterial impact on 2014 profits as most of the company’s commodity derivatives are designated in a hedge accounting relationship.

[1]	Applicable 3-month InterBank Offered Rates as of 31 December 2014 and as of 31 December 2013.
[2]	Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2014 and at December 2013. For the Brazilian real floating rate debt, the estimated market interest rate is composed of the InterBank Deposit Certificate (‘CDI’) and the Long-Term Interest Rate (‘TJLP’). With regard to other market interest rates, the company’s analysis is based on the 3-month InterBank Offered Rates applicable for the currencies concerned (e.g. EURIBOR 3M, LIBOR 3M).

The table below shows the estimated impact that changes in the price of the commodities, for which AB InBev held material derivative exposures at 31 December 2014, would have on the equity reserves.

	2014
	Volatility of prices in %[1]	Pre-tax impact on equity
Million US dollar		Prices increase	Prices decrease

Aluminum	15.81%	197	(197)
Sugar	26.74%	53	(53)
Wheat	26.57%	57	(57)
Energy	22.48%	67	(67)
Rice	16.72%	13	(13)
Corn	22.30%	59	(59)

	2013
	Volatility of prices in %[2]	Pre-tax impact on equity
Million US dollar		Prices increase	Prices decrease

Aluminum	16.89%	244	(244)
Sugar	18.23%	27	(27)
Wheat	19.73%	1	(1)
Energy	13.77%	46	(46)
Rice	18.19%	11	(11)
Corn	37.72%	93	(93)

D.	EQUITY PRICE RISK

AB InBev entered into a series of derivative contracts to hedge the risk arising from the different share-based payment programs. The purpose of these derivatives is mainly to effectively hedge the risk that a price increase in the AB InBev shares will negatively impact future cash flows related to the share-based payments. Furthermore, AB InBev entered into a series of derivative contracts to hedge the deferred share instrument related to the Modelo combination (see also Note 11 Finance cost and income and Note 21 Changes in equity and earnings per share). Most of these derivative instruments could not qualify for hedge accounting therefore they have not been designated in any hedging relationships.

As of 31 December 2014, an exposure for an equivalent of 56.7m of AB InBev shares was hedged, resulting in a total gain of 1 220m US dollar recognized in the profit or loss account for the period, of which 711m US dollar related to the company’s share-based payment programs and 509m US dollar related to the Modelo transaction (see also Note 11 Finance cost and income).

During 2012, 2013 and 2014, AB InBev reset with counterparties certain derivative contracts to market price. This resulted in a cash inflow of 675m US dollar, 515m US dollar and 155m US dollar in 2012, 2013 and 2014, respectively, and a decrease of counterparty risk.

EQUITY PRICE SENSITIVITY ANALYSIS

The sensitivity analysis on the share-based payments hedging program, calculated based on a 18.29% (2013: 23.47%) reasonable possible volatility3 of the AB InBev share price and with all the other variables held constant, would show 1 183m US dollar positive/negative impact on the 2014 profit before tax (2013: 1 272m US dollar).

E.	CREDIT RISK

Credit risk encompasses all forms of counterparty exposure, i.e. where counterparties may default on their obligations to AB InBev in relation to lending, hedging, settlement and other financial activities. The company has a credit policy in place and the exposure to counterparty credit risk is monitored.

AB InBev mitigates its exposure to counterparty credit risk through minimum counterparty credit guidelines, diversification of counterparties, working within agreed counterparty limits and through setting limits on the maturity of financial assets. The company has furthermore master netting agreements with all of the financial institutions that are counterparties to the over the counter (OTC) derivative financial instruments. These agreements allow for the net settlement of assets and liabilities arising from different transactions with the same counterparty. Based on these factors, AB InBev considers the risk of counterparty default per 31 December 2014 to be limited.

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

[1]	Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2014.
[2]	Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2013.
[3]	Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2014.

EXPOSURE TO CREDIT RISK

The carrying amount of financial assets represents the maximum credit exposure of the company. The carrying amount is presented net of the impairment losses recognized. The maximum exposure to credit risk at the reporting date was:

	2014			2013
Million US dollar	Gross	Impairment	Net carrying amount	Gross	Impairment	Net carrying amount

Debt securities held for trading	301	—	301	123	—	123
Available for sale	108	(11)	97	183	(13)	170
Held to maturity	21	—	21	23	—	23
Trade receivables	3 488	(260)	3 228	3 052	(249)	2 803
Cash deposits for guarantees	229	—	229	240	—	240
Loans to customers	121	(30)	91	198	(84)	114
Other receivables	2 281	(128)	2 153	2 885	(162)	2 723
Derivatives	2 244	—	2 244	727	—	727
Cash and cash equivalents	8 357	—	8 357	9 839	—	9 839

	17 150	(429)	16 721	17 270	(508)	16 762

There was no significant concentration of credit risks with any single counterparty per 31 December 2014 and no single customer represented more than 10% of the total revenue of the group in 2014.

IMPAIRMENT LOSSES

The allowance for impairment recognized during the period per classes of financial assets was as follows:

	2014
Million US dollar	Available for sale	Trade receivables	Loans to customers	Other receivables	Cash and cash equivalents	Total

Balance at 1 January	(13)	(249)	(84)	(162)	—	(508)
Impairment losses	(1)	(37)	(1)	—	—	(39)
Derecognition	2	28	38	15	—	83
Currency translation and other	1	(2)	17	19	—	35

Balance at 31 December	(11)	(260)	(30)	(128)	—	(429)

	2013
Million US dollar	Available for sale	Trade receivables	Loans to customers	Other receivables	Cash and cash equivalents	Total

Balance at 1 January	(48)	(246)	(100)	(134)	—	(528)
Impairment losses	(69)	(53)	—	(1)	—	(123)
Derecognition	104	41	19	2	—	204
Currency translation	—	9	(3)	(29)	—	(23)

Balance at 31 December	(13)	(249)	(84)	(162)	—	(508)

	2012
Million US dollar	Available for sale	Trade receivables	Loans to customers	Other receivables	Cash and cash equivalents	Total

Balance at 1 January	(55)	(230)	(109)	(122)	(4)	(520)
Impairment losses	—	(29)	(3)	(8)	—	(40)
Derecognition	6	12	15	1	—	34
Currency translation	1	1	(3)	(5)	4	(2)

Balance at 31 December	(48)	(246)	(100)	(134)	0	(528)

F.	LIQUIDITY RISK

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

The following are the nominal contractual maturities of non-derivative financial liabilities including interest payments and derivative financial assets and liabilities:

	2014
Million US dollar	Carrying amount[1]	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years

Non-derivative financial liabilities
Secured bank loans	(286)	(313)	(124)	(82)	(32)	(46)	(29)
Commercial papers	(2 211)	(2 214)	(2 214)	—	—	—	—
Unsecured bank loans	(820)	(889)	(590)	(168)	(69)	(62)	—
Unsecured bond issues	(47 549)	(66 851)	(5 715)	(4 212)	(8 339)	(13 154)	(35 431)
Unsecured other loans	(82)	(175)	(35)	(21)	(18)	(22)	(79)
Finance lease liabilities	(133)	(244)	(14)	(14)	(14)	(34)	(168)
Bank overdraft	(41)	(41)	(41)	—	—	—	—
Trade and other payables	(18 909)	(19 151)	(17 908)	(356)	(215)	(163)	(509)

	(70 031)	(89 878)	(26 641)	(4 853)	(8 687)	(13 481)	(36 216)

Derivative financial assets/(liabilities)
Interest rate derivatives	33	33	47	21	(11)	(24)	—
Foreign exchange derivatives	(277)	(281)	(281)	—	—	—	—
Cross currency interest rate swaps	319	384	83	41	103	116	41
Commodity derivatives	(166)	(169)	(171)	2	—	—	—
Equity derivatives	1 258	1 246	1 028	218	—	—	—

	1 167	1 213	706	282	92	92	41

Of which: directly related to cash flow hedges	(45)	(47)	(46)	2	41	(43)	(1)

	2013
Million US dollar	Carrying amount[2]	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years

Non-derivative financial liabilities
Secured bank loans	(286)	(312)	(104)	(86)	(50)	(34)	(38)
Commercial papers	(2 065)	(2 066)	(2 066)	—	—	—	—
Unsecured bank loans	(694)	(774)	(374)	(206)	(156)	(38)	—
Unsecured bond issues	(45 853)	(65 215)	(6 590)	(6 391)	(4 138)	(11 758)	(36 338)
Unsecured other loans	(87)	(160)	(20)	(27)	(19)	(16)	(78)
Finance lease liabilities	(135)	(256)	(14)	(13)	(14)	(28)	(187)
Bank overdraft	(6)	(6)	(6)	—	—	—	—
Trade and other payables	(18 891)	(19 121)	(15 841)	(1 806)	(271)	(260)	(943)

	(68 017)	(87 910)	(25 015)	(8 529)	(4 648)	(12 134)	(37 584)

Derivative financial assets/(liabilities)
Interest rate derivatives	(36)	(36)	(30)	1	—	(7)	—
Foreign exchange derivatives	(64)	(74)	(74)	—	—	—	—
Cross currency interest rate swaps	(61)	76	15	4	3	10	44
Commodity derivatives	(149)	(147)	(154)	7	—	—	—
Equity derivatives	248	248	210	38	—	—	—

	(62)	67	(33)	50	3	3	44

Of which: directly related to cash flow hedges	(66)	26	(61)	4	7	32	44

G.	CAPITAL MANAGEMENT

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

[1]	“Carrying amount” refers to net book value as recognized in the balance sheet at each reporting date.
[2]	“Carrying amount” refers to net book value as recognized in the balance sheet at each reporting date.

The fair value of these instruments generally reflects the estimated amount that AB InBev would receive on the settlement of favorable contracts or be required to pay to terminate unfavorable contracts at the balance sheet date, and thereby takes into account any unrealized gains or losses on open contracts.

The following table summarizes for each type of derivative the fair values recognized as assets or liabilities in the balance sheet:

	Assets		Liabilities		Net
Million US dollar	2014	2013	2014	2013	2014	2013
Foreign currency
Forward exchange contracts	420	200	(652)	(322)	(232)	(122)
Foreign currency futures	72	36	(117)	(29)	(45)	7
Other foreign currency derivatives	—	51	—	—	—	51

Interest rate
Interest rate swaps	41	39	(8)	(75)	33	(36)
Cross currency interest rate swaps	379	100	(60)	(161)	319	(61)

Commodities
Aluminum swaps	17	11	(53)	(100)	(36)	(89)
Sugar futures	2	1	(27)	(22)	(25)	(21)
Wheat futures	47	14	(16)	(19)	31	(5)
Other commodity derivatives	8	27	(144)	(61)	(136)	(34)

Equity
Equity derivatives	1 258	248	—	—	1 258	248

	2 244	727	(1 077)	(789)	1 167	(62)

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

Interest-bearing financial liabilities Million US dollar	2014 Carrying amount[1]	2014 Fair value	2013 Carrying amount[1]	2013 Fair value
Fixed rate
Argentinean peso	(37)	(37)	—	—
Brazilian real	(595)	(591)	(611)	(624)
Canadian dollar	(1 548)	(1 580)	(1 682)	(1 685)
Dominican peso	(23)	(23)	(20)	(20)
Euro	(10 246)	(11 373)	(10 055)	(10 577)
Pound sterling	(2 816)	(3 534)	(3 031)	(3 615)
Swiss franc	—	—	(673)	(687)
US dollar	(33 312)	(37 646)	(31 195)	(35 028)
Other	(8)	(8)	(7)	(7)

	(48 585)	(54 792)	(47 274)	(52 243)

As required by IFRS 13 Fair value measurement, the following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable.

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3 fair value measurements are those derived from valuation techniques for which the lowest level of input that is significant to the fair value measurement is unobservable.

[1]	“Carrying amount” refers to net book value as recognized in the balance sheet at each reporting date.

Fair value hierarchy 2014 Million US dollar	Quoted (unadjusted) prices – level 1	Observable market inputs – level 2	Unobservable market inputs – level 3
Financial Assets
Held for trading (non-derivatives)	301	—	—
Derivatives at fair value through profit and loss	37	1 352	—
Derivatives in a cash flow hedge relationship	11	369	—
Derivatives in a fair value hedge relationship	—	140	—
Derivatives in a net investment hedge relationship	34	301	—

	383	2 162	—

Financial Liabilities
Deferred consideration on acquisitions at fair value	—	—	1 268
Derivatives at fair value through profit and loss	65	459	—
Derivatives in a cash flow hedge relationship	89	336	—
Derivatives in a fair value hedge relationship	—	18	—
Derivatives in a net investment hedge relationship	19	91	—

	173	904	1 268

Fair value hierarchy 2013 Million US dollar	Quoted (unadjusted) prices – level 1	Observable market inputs – level 2	Unobservable market inputs – level 3
Financial Assets
Held for trading (non-derivatives)	123	—	—
Derivatives at fair value through profit and loss	27	412	—
Derivatives in a cash flow hedge relationship	100	119	—
Derivatives in a fair value hedge relationship	—	25	—
Derivatives in a net investment hedge relationship	—	44	—

	250	600	—

Financial Liabilities
Deferred consideration on acquisitions at fair value	—	—	1 111
Derivatives at fair value through profit and loss	16	392	—
Derivatives in a cash flow hedge relationship	69	216	—
Derivatives in a fair value hedge relationship	—	68	—
Derivatives in a net investment hedge relationship	13	15	—

	98	691	1 111

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

NON-DERIVATIVE FINANCIAL LIABILITIES

As part of the shareholders agreement between Ambev and E. León Jimenes S.A., following the acquisition of Cervecería Nacional Dominicana S.A. (“CND”), a put and call option is in place which may result in Ambev acquiring additional shares in CND. As of 31 December 2014, the put option was valued 1 239m US dollar (2013: 1 076m US dollar) and recognized as a deferred consideration on acquisitions at fair value in “level 3” category above. The variance is mainly explained by accretion and foreign exchange expenses as well as fair value losses. No value was allocated to the call option. The fair value of such deferred consideration is calculated based on commonly-used valuation techniques (i.e. net present value of future principal and interest cash flows discounted at market rate). These are based on market inputs from reliable financial information providers. As the put option may be exercised in the short-term, a portion of the liability is presented as a current liability.

Fair values determined by reference to prices provided by reliable financial information providers are periodically checked for consistency against other pricing sources.

I.	OFFSETTING FINANCIAL ASSETS & FINANCIAL LIABILITIES

The following financial assets and liabilities are subject to offsetting, enforceable master netting agreements and similar agreements:

	2014
	Amounts offset			Amounts not offset		Net
Million US dollar	Gross amounts	Gross amounts offset	Net amounts presented	Financial instruments	Cash collateral pledged / (received)
Derivative assets	2 244	—	2 244	(922)	(293)	1 029
Derivative liabilities	(1 077)	—	(1 077)	922	19	(136)

	2013
	Amounts offset			Amounts not offset		Net
Million US dollar	Gross amounts	Gross amounts offset	Net amounts presented	Financial instruments	Cash collateral pledged / (received)
Derivative assets	727	—	727	(601)	—	126
Derivative liabilities	(789)	—	(789)	601	21	(167)

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

28.	OPERATING LEASES

Non-cancelable operating leases are payable and receivable as follows:

	2014
	Pub leases		Other operational leases			Net lease obligations
Million US dollar	Lessee	Sublease	Lessee	Sublease	Lessor
Less than one year	(121)	83	(107)	36	3	(106)
Between one and two years	(118)	79	(89)	28	2	(98)
Between two and three years	(115)	75	(70)	24	3	(83)
Between three and five years	(214)	140	(90)	34	4	(126)
More than five years	(704)	186	(118)	21	15	(600)

	(1 272)	563	(474)	143	27	(1 013)

	2013
	Pub leases		Other operational leases			Net lease obligations
Million US dollar	Lessee	Sublease	Lessee	Sublease	Lessor
Less than one year	(121)	94	(152)	40	3	(136)
Between one and two years	(117)	90	(116)	31	3	(109)
Between two and three years	(113)	85	(86)	27	3	(84)
Between three and five years	(209)	158	(123)	38	6	(130)
More than five years	(826)	210	(164)	22	7	(751)

	(1 386)	637	(641)	158	22	(1 210)

Following the sale of Dutch and Belgian pub real estate to Cofinimmo in October 2007, AB InBev entered into lease agreements of 27 years. These operating leases maturing in November 2034 represent an undiscounted obligation of 1 272m US dollar. The pubs leased from Cofinimmo are subleased for an average outstanding period of 6 to 8 years and represent an undiscounted right to receive 563m US dollar. These leases are subject to renewal after their expiration date. The impact of such renewal is not reported in the table above.

Furthermore, the company leases a number of warehouses, factory facilities and other commercial buildings under operating leases. The leases typically run for an initial period of five to ten years, with an option to renew the lease after that date. This represents an undiscounted obligation of 474m US dollar. Lease payments are increased annually to reflect market rentals. None of the leases include contingent rentals. Also in this category AB InBev has sublet some of the leased properties, representing an undiscounted right of 143m US dollar.

At 31 December 2014, 276m US dollar was recognized as an expense in the income statement in respect of operating leases as lessee (2013: 255m US dollar; 2012: 260m US dollar), while 148m US dollar was recognized as income in the income statement in respect of subleases (2013: 141m US dollar; 2012: 145m US dollar).

The company also leases out part of its own property under operating leases. At 31 December 2014, 23m US dollar was recognized as income in the income statement in respect of operating leases as lessor (2013: 7m US dollar).

29.	COLLATERAL AND CONTRACTUAL COMMITMENTS FOR THE ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT, LOANS TO CUSTOMERS AND OTHER

Million US dollar	2014	2013
Collateral given for own liabilities	641	559
Collateral and financial guarantees received for own receivables and loans to customers	193	57
Contractual commitments to purchase property, plant and equipment	647	591
Contractual commitments to acquire loans to customers	13	26
Other commitments	1 801	1 021

The collateral given for own liabilities of 641m US dollar at 31 December 2014 contains 198m US dollar cash guarantees. Such cash deposits are a customary feature associated with litigations in Brazil: in accordance with Brazilian laws and regulations a company may or must (depending on the circumstances) place a deposit with a bank designated by the court or provide other security such as collateral on property, plant and equipment. With regard to judicial cases, AB InBev has made the appropriate provisions in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets – see also Note 25 Provisions. In the company’s balance sheet the cash guarantees are presented as part of other receivables – see Note 19 Trade and other receivables. The remaining part of collateral given for own liabilities (443m US dollar) contains collateral on AB InBev’s property in favor of the excise tax authorities, the amount of which is determined by the level of the monthly excise taxes due, inventory levels and transportation risk, and collateral on its property, plant and equipment with regard to outstanding loans. To the extent that AB InBev would not respect its obligations under the related outstanding contracts or would lose the pending judicial cases, the collateralized assets would be used to settle AB InBev’s obligations.

To keep AB InBev’s credit risk with regard to receivables and loans to customers as low as possible collateral and other credit enhancements were obtained for a total amount of 193m US dollar at 31 December 2014. Collateral is held on both real estate and debt securities while financial guarantees are obtained from banks and other third parties.

AB InBev has entered into commitments to purchase property, plant and equipment for an amount of 647m US dollar at 31 December 2014.

In a limited number of countries AB InBev has committed itself to acquire loans to customers from banks at their notional amount if the customers do not respect their reimbursement commitments towards the banks. The total outstanding amount of such loans is 13m US dollar at 31 December 2014.

Other commitments amount to 1 801m US dollar at 31 December 2014 and mainly cover guarantees given to pension funds, rental and other guarantees.

As at 31 December 2014, the following M&A related commitments existed with respect to the combination with Grupo Modelo:

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

In order to fulfil AB InBev’s commitments under various outstanding stock option plans, AB InBev entered into stock lending arrangements for up to 13 million of its own ordinary shares. AB InBev shall pay any dividend equivalent, after tax in respect of the loaned securities. This payment will be reported through equity as dividend. As of 31 December 2014, 10 million loaned securities were used to fulfil stock option plan commitments.

30.	CONTINGENCIES[1]

The company has contingencies for which, in the opinion of management and its legal counsel, the risk of loss is possible but not probable and therefore no provisions have been recorded. Due to their nature, such legal proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions, and as a consequence AB InBev management cannot at this stage estimate the likely timing of resolution of these matters. The most significant contingencies are discussed below.

[1]	Amounts have been converted to US dollar at the closing rate of the respective period.

AMBEV TAX MATTERS

As of 31 December 2014, AB InBev’s material tax proceedings related to Ambev and its subsidiaries. Estimates of amounts of possible loss are as follows:

Million US dollar	31 December 2014	31 December 2013
Income tax and social contribution	4 874	4 352
Value-added and excise taxes	2 127	1 625
Other taxes	115	155

	7 116	6 132

The most significant tax proceedings of Ambev are discussed below.

INCOME TAX AND SOCIAL CONTRIBUTION

During the first quarter 2005, certain subsidiaries of Ambev received a number of assessments from Brazilian federal tax authorities relating to profits of its foreign subsidiaries. In December 2008, the Administrative Court decided on one of the tax assessments relating to earnings of Ambev’s foreign subsidiaries. This decision was partially favorable to Ambev, and in connection with the remaining part, Ambev filed an appeal to the Upper House of the Administrative Court and is awaiting its decision. With respect to another tax assessment relating to foreign profits, the Administrative Court rendered a decision favorable to Ambev in September 2011. In December 2013, Ambev received another tax assessment related to profits of its foreign subsidiaries. As of 31 December 2014, Ambev management estimates the exposure of approximately 4.2 billion Brazilian real (1.6 billion US dollar) as a possible risk, and accordingly has not recorded a provision for such amount, and approximately 35m Brazilian real (13m US dollar) as a probable loss.

In December 2011, Ambev received a tax assessment related to the goodwill amortization resulting from the Inbev Holding Brasil S.A. merger with Ambev. In November 2014 the Lower Administrative Court concluded the judgment and now Ambev awaits the publication of the decision. As this decision was partly favorable, Ambev will present an appeal to the Upper Administrative Court after such publication. Ambev management estimates the amount of possible losses in relation to this assessment to be approximately 4.2 billion Brazilian real (1.6 billion US dollar) as of 31 December 2014. Ambev has not recorded any provision in connection therewith. In the event Ambev would be required to pay these amounts, Anheuser-Busch InBev SA/NV will reimburse Ambev the amount proportional to the benefit received by Anheuser-Busch InBev SA/NV pursuant to the merger protocol, as well as the respective costs.

In October 2013, Ambev also received a tax assessment related to the goodwill amortization resulting from the merger of QUINSA S.A. into Ambev. Ambev filed a defense in November 2013. In December 2014, Ambev filed an appeal against the unfavorable first level administrative decision published in November 2014. Ambev management estimates the amount of possible losses in relation to this assessment to be approximately 1.2 billion Brazilian real (0.5 billion US dollar) as of 31 December 2014. Ambev has not recorded any provision in connection therewith.

Ambev and certain of its subsidiaries received a number of assessments from Brazilian federal tax authorities relating to the consumption of income tax losses in relation to company mergers. After a decision by the CARF and a related appeal presented by the tax authorities on one of those assessments, Ambev management estimates the total exposures of possible losses in relation to these assessments to be approximately of 419m Brazilian real (158m US dollar) as of 31 December 2014.

In December 2014, Ambev received a tax assessment from the Brazilian Federal Tax Authorities related to the disallowance of alleged non-deductible expenses and the deduction of certain losses mainly associated to financial investments and loans. The defense was presented on 28 January 2015. Ambev management estimates the amount of possible losses in relation to this assessment to be approximately 1.2 billion Brazilian real (0.5 billion US dollar) as of 31 December 2014. Ambev has not recorded any provision in connection therewith.

ICMS VALUE ADDED TAX, IPI EXCISE TAX AND TAXES ON NET SALES

In Brazil, goods manufactured within the Manaus Free Trade Zone intended for consumption elsewhere in Brazil are exempt from IPI excise tax. Ambev’s subsidiaries have been registering IPI excise tax presumed credits upon the acquisition of exempted inputs manufactured therein. Since 2009, Ambev has been receiving a number of tax assessments from the Brazilian Federal Tax Authorities relating to the disallowance of such presumed credits and other IPI credits, which are under discussion. Ambev management estimates the possible losses related to these assessments to be approximately 917m Brazilian real (345m US dollar) as of 31 December 2014. Ambev has not recorded any provision in connection therewith.

In 2014, Ambev received tax assessments from the Brazilian Federal Tax Authorities relating to IPI excise tax, supposedly due over remittances of manufactured goods to other related factories, for which the decision from the Upper House of the Administrative Court is still pending. Ambev management estimates the possible losses related to these assessments to be approximately 510m Brazilian real (192m US dollar) as of 31 December 2014. Ambev has not recorded any provision in connection therewith. In 7 January 2015, Ambev received a new tax assessment related to this issue in the amount of 568m Brazilian real (214m US dollar), also considered a possible loss.

Ambev is currently challenging tax assessments from the States of São Paulo, Rio de Janeiro and Minas Gerais, which question the legality of tax credits arising from existing tax incentives received by Ambev in other States. In August 2014, Ambev received other tax assessments related to the same issue. Ambev management estimates the possible losses related to these assessments to be approximately 1.0 billion Brazilian real (390m US dollar) as of 31 December 2014. Ambev has not recorded any provision in connection therewith.

Ambev is currently party to legal proceedings with the State of Rio de Janeiro where it is challenging such State’s attempt to assess ICMS with respect to unconditional discounts granted by Ambev from January 1996 to February 1998. These proceedings are currently before the Superior Court of Justice and the Brazilian Supreme Court. In November 2013, Ambev received a similar tax assessments issued by the State of Pará. Ambev management estimates the total exposure in relation to the matter to be approximately 820m Brazilian real (309m US dollar) as of 31 December 2014, of which 704m Brazilian real (265m US dollar) are considered as possible losses, and accordingly Ambev has not recorded a provision for such amount, and approximately 116m Brazilian real (44m US dollar) as a probable loss.

OTHER TAX MATTERS

During 2014, Anheuser-Busch InBev Worldwide Inc. received a net proposed tax assessment from the United States federal tax authorities (IRS) of 0.3 billion US dollar predominantly involving certain inter-company transactions, related to tax returns for the years 2008 and 2009. Anheuser-Busch InBev Worldwide Inc. has filed protests with the IRS and intends to vigorously defend its position.

WARRANTS

Certain holders of warrants issued by Ambev in 1996 for exercise in 2003 proposed lawsuits to subscribe correspondent shares for an amount lower than Ambev considers as established upon the warrant issuance. In case Ambev loses the totality of these lawsuits, the issuance of 172,831,575 shares would be necessary. Ambev would receive in consideration funds that are materially lower than the current market value. This could result in a dilution of about 1% to all Ambev shareholders. Furthermore, the holders of these warrants are claiming that they should receive the dividends relative to these shares since 2003, approximately 572m Brazilian real (215m US dollar) in addition to legal fees. Ambev disputes these claims and intends to continue to vigorously defend its case.

ANTITRUST MATTERS

On 22 July 2009, CADE, the Brazilian antitrust authority issued its ruling in Administrative Proceeding No. 08012.003805/2004-1. This proceeding was initiated in 2004 as a result of a complaint filed by Schincariol (a South American brewery and beverage maker based in Brazil) and had, as its main purpose, the investigation of Ambev’s conduct in the market, in particular its customer loyalty program known as “Tô Contigo,” which is similar to airline frequent flyer and other mileage programs. During its investigation, the Secretariat of Economic Law of the Ministry of Justice (“SDE”) concluded that the program should be considered anticompetitive unless certain adjustments were made. These adjustments had already been substantially incorporated into the then-current version of the Program. The SDE opinion did not threaten any fines and recommended that the other accusations be dismissed. After the SDE opinion was issued, the proceeding was sent to CADE, which issued a ruling that, among other things, imposed a fine in the amount of 353m Brazilian real (133m US dollar). Ambev believes that CADE’s decision was without merit and thus has challenged it before the federal courts, which have ordered the suspension of the fine and other parts of the decision upon its posting of a guarantee. Ambev has already rendered a court bond (letter of credit) for this purpose. According to the opinion of Ambev’s management, a loss is possible (but not probable), and therefore Ambev has not established a provision in its financial statements. This possible loss is expected to be limited to the aforementioned fine (which reached 524m Brazilian Real (197m US dollar) as of 31 December 2014, reflecting adjustment for inflation and accrued interests and additional legal fees in connection with this matter. Ambev is also involved in other administrative proceedings before CADE and SDE, relating to the investigation of certain conduct, none of which the company believes contravenes applicable competition rules and regulations.

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

On 12 December 2014, claimants in Canada brought a lawsuit against the Liquor Control Board of Ontario, Brewers Retail Inc. (The Beer Store) and the owners of Brewers Retail Inc. (Molson Coors Canada, Sleeman Breweries Ltd. and Labatt Breweries of Canada LP). The lawsuit, brought pursuant to the Ontario Class Proceedings Act in the Ontario Superior Court of Justice, seeks, among other things: a declaration that the defendants conspired and agreed with each other to allocate sales, territories, customers or markets for the supply of beer sold in Ontario since June 1, 2000, and a declaration that the owners of Brewers Retail Inc. conspired and agreed to fix, increase and/or maintain prices charged to Ontario licensees (on-trade) for beer and the fees charged by The Beer Store to other competitive brewers who wished to sell their products through The Beer Store. The claimants are seeking damages not exceeding 1.4 billion Canadian dollar (1.2 billion US dollar) and punitive, exemplary and aggravated damages of 5 million Canadian dollar. The company believes that there are strong defenses and, accordingly, has not recorded any provision in connection therewith.

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

On 15 September 2010, AB InBev and several of its related companies were sued in Federal Court for the Southern District of Ohio in a lawsuit entitled Rusby Adams et al. v. AB InBev et al. This lawsuit was filed by four employees of Metal Container Corporation’s facilities (“MCC”) in Columbus, Ohio, Gainesville, Florida, and Ft. Atkinson, Wisconsin that were divested on 1 October 2009. Similar to the Angevine lawsuit, these plaintiffs seek to represent a class of participants of the Anheuser-Busch Companies’ Inc. Salaried Employees’ Pension Plan (the “Plan”) who had been employed by subsidiaries of Anheuser-Busch Companies, Inc. that had been divested during the period of 18 November 2008 and 17 November 2011. The plaintiffs also allege claims similar to the Angevine lawsuit: (1) that they are entitled to benefits under section 19.11(f) of the Plan; and (2) that the denial of benefits was a breach of fiduciary duty. AB InBev believed that it had defenses to these claims, and filed a motion to dismiss. On 25 April 2011, the Court dismissed the breach of fiduciary duty claims, and the only remaining claim is for benefits under section 19.11(f). On 28 March 2012, the Court certified that the case could proceed as a class action comprised of former employees of the divested MCC operations. On 9 January 2013, the Court granted AB InBev’s motion for Judgment on the Administrative Record. The plaintiffs appealed this decision on 5 February 2013. On 11 July 2014, the Court of Appeals for the 6th Circuit reversed the lower court and remanded the case for judgment against AB InBev. On 16 September 2014, AB InBev’s Motion for Rehearing En Banc was denied. A Final Order and Judgment was then entered by the District Court on 24 December 2014, which ordered the Plan to provide the enhanced pension benefit under Section 19.11(f) to members of the certified class. The company believes that the total amount of the enhanced pension benefit is approximately 8m US dollar. Plaintiffs are in the process of preparing their attorneys’ fee application.

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

On 10 October 2012, another class action complaint was filed against Anheuser-Busch Companies, LLC, Anheuser-Busch Companies Pension Plan, Anheuser-Busch Companies Pension Plan Appeals Committee and the Anheuser-Busch Companies Pension Plans Administrative Committee by Brian Knowlton, an employee of the divested Busch Entertainment Corporation (“BEC”). This complaint, filed in Federal Court in the Southern District of California, was amended on 12 October 2012. Like the other lawsuits, it claims that the employees of any divested assets were entitled to enhanced retirement benefits under section 19.11(f) of the Plan. However, it specifically excludes the divested Metal Container Corporation facilities that have been included in the Adams class action. On 6 November 2012, the plaintiffs filed a motion asking the court to move the Anderson case to California to join it with the Knowlton case for discovery. The company filed a motion to dismiss/motion to transfer the case to Missouri on 12 November 2012, which was granted on 30 January 2013. As outlined above, on 11 March 2013, the Knowlton case was then consolidated in Missouri with the Anderson case. On 19 April 2013 a consolidated complaint was filed, and a Motion to Dismiss was filed by the company on 10 May 2013. On 30 October 2013, the court dismissed the breach of fiduciary claims, and an answer was filed on 13 November 2013. On 19 November 2013, plaintiffs amended one count of the consolidated complaint. On 16 May 2014, the Court granted class certification. The class consists of divested BEC employees. On 10 November 2014, Plaintiffs filed a Motion for Judgment on the Pleadings based on the decision by the Sixth Circuit Court of Appeals in the Adams case.

31.	RELATED PARTIES

TRANSACTIONS WITH DIRECTORS AND EXECUTIVE BOARD MANAGEMENT MEMBERS (KEY MANAGEMENT PERSONNEL)

In addition to short-term employee benefits (primarily salaries) AB InBev’s executive board management members are entitled to post-employment benefits. More particular, members of the executive board management participate in the pension plan of their respective country – see also Note 23 Employee Benefits. Finally, key management personnel are eligible for the company’s share option; restricted stock and/or share swap program (refer Note 24 Share-based Payments). Total directors and executive board management compensation included in the income statement can be detailed as follows:

	2014		2013		2012
Million US dollar	Directors	Executive board management	Directors	Executive board management	Directors	Executive board management
Short-term employee benefits	2	21	2	22	3	25
Post-employment benefits	—	2	—	2	—	2
Other long-term employee benefits	—	1	—	—	—	—
Share-based payments	3	73	3	66	3	51

	5	97	5	90	6	78

Directors’ compensation consists mainly of directors’ fees. During 2014, AB InBev acquired, through a subsidiary of Grupo Modelo, information technology and infrastructure services for a consideration of approximately 9m US dollar from a company in which one of the company’s Board Member had significant influence as of 31 December 2014. AB InBev also sold real estate from a non-consolidated, non-profit affiliate of Grupo Modelo to one of its Board Members for a consideration of approximately 28m US dollar, a price corresponding to the average of two independent external valuation reports. With the exception of the abovementioned transactions, key management personnel were not engaged in any transactions with AB InBev and did not have any significant outstanding balances with the company.

JOINTLY CONTROLLED ENTITIES

Significant interests in joint ventures include two entities in Brazil, two in China, one in Mexico and one in UK. None of these joint ventures are material to the company. Aggregate amounts of AB InBev’s interest are as follows:

Million US dollar	2014	2013	2012
Non-current assets	2	101	129
Current assets	4	57	72
Non-current liabilities	—	67	154
Current liabilities	5	115	120
Result from operations	6	24	18
Profit attributable to equity holders of AB InBev	3	11	9

Effective 1 January 2014, the company discontinued the proportional consolidation of certain operations. – see also Note 4 Use of estimates and judgments.

TRANSACTIONS WITH ASSOCIATES

AB InBev’s transactions with associates were as follows:

Million US dollar	2014	2013	2012
Gross profit	(92)	31	232
Current assets	2	6	14
Current liabilities	11	32	9

TRANSACTIONS WITH PENSION PLANS

AB InBev’s transactions with pension plans mainly comprise 12m US dollar other income from pension plans in US and 5m US dollar other income from pension plans in Brazil.

TRANSACTIONS WITH GOVERNMENT-RELATED ENTITIES

AB InBev has no material transactions with government-related entities.

32.	SUPPLEMENTAL GUARANTOR FINANCIAL INFORMATION

The following guarantor financial information is presented to comply with U.S. SEC disclosure requirements of Rule 3-10 of Regulation S-X.

The issuances or exchanges of securities described below are related to securities issued by Anheuser-Busch Worldwide Inc. (prior to 2013) and Anheuser-Busch InBev Finance Inc. (from 2013 onwards), and in each case fully and unconditionally guaranteed by AB InBev SA/NV (the “Parent Guarantor”). Each such security is also jointly and severally guaranteed by Anheuser-Busch Companies, LLC, BrandBrew S.A., Brandbev S.à r.l. and Cobrew NV/SA (the “Other Subsidiary Guarantors”), and in respect of debt issued from 2013 onwards, by Anheuser-Busch Worldwide Inc.. In December 2012 the guarantee structure of securities listed previously issued by Anheuser-Busch Worldwide Inc. was amended to accede Anheuser-Busch InBev Finance Inc. as a subsidiary guarantor of such securities.

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

The following condensed consolidating financial information presents the Condensed Consolidating Statement of Financial Position as of 31 December 2014 and 31 December 2013, the Condensed Consolidating Income Statements and Condensed Consolidating Statements of Cash Flows for the years ended 31 December 2014, 2013 and 2012 of (a) AB InBev SA/NV, (b) Anheuser-Busch Worldwide Inc. (the Issuer prior to 2013, and guarantor of notes issued by Anheuser-Busch InBev Finance Inc.), (c) Anheuser-Busch InBev Finance Inc. (the Issuer from 2013 onwards, and guarantor of notes issued by Anheuser-Busch Worldwide Inc.), (d) the Other Subsidiary Guarantors, (e) the non-guarantor subsidiaries, (f) elimination entries necessary to consolidate the Parent with the issuer, the guarantor subsidiaries and the non-guarantor subsidiaries; and (g) the Company on a consolidated basis. Investments in consolidated subsidiaries are presented under the equity method of accounting. Separate financial statements and other disclosures with respect to the guarantor subsidiaries have not been provided as management believes the following information is sufficient, as the guarantor subsidiaries are 100% owned by the Parent and all guarantees are full and unconditional. Except as disclosed in Note 21 Changes in Equity and Earnings per Share, there are no restrictions on the Company’s ability to obtain funds from any of its direct or indirect wholly-owned subsidiaries through dividends, loans or advances. Anheuser-Busch InBev Finance Inc. is not included in the financial information presented as of 31 December 2012 because it was incorporated on 17 December 2012 and its financial position and results prior to 1 January 2013 were immaterial.

CONDENSED CONSOLIDATING INCOME STATEMENT

For the year ended 31 December 2014 Million US dollar	AB InBev NV/SA	AB InBev Worldwide Inc.	AB InBev Finance Inc.	Other Subsidiary Guarantors	Non- Guarantors	Eliminations	Total
Revenue	—	—	—	14 345	34 111	(1 393)	47 063
Cost of sales	(4)	—	—	(6 312)	(13 833)	1 393	(18 756)

Gross profit	(4)	—	—	8 033	20 278	—	28 307
Distribution expenses	1	—	—	(969)	(3 590)	—	(4 558)
Sales and marketing expenses	(157)	—	—	(1 888)	(4 991)	—	(7 036)
Administrative expenses	(320)	—	—	(235)	(2 236)	—	(2 791)
Other operating income/(expenses)	884	815	—	(1 115)	605	—	1 189

Profit from operations	404	815	—	3 826	10 066	—	15 111
Net finance cost	(548)	(2 181)	(35)	2 175	(730)	—	(1 319)
Share of result of associates	—	—	—	3	6	—	9
Profit before tax	(144)	(1 366)	(35)	6 004	9 342	—	13 801
Income tax expense	(5)	597	17	(1 303)	(1 805)	—	(2 499)
Profit	(149)	(769)	(18)	4 701	7 537	—	11 302
Income from subsidiaries	9 365	1 797	—	2 327	1 223	(14 712)	—
Profit	9 216	1 028	(18)	7 028	8 760	(14 712)	11 302
Attributable to:
Equity holders of AB InBev	9 216	1 028	(18)	7 028	6 674	(14 712)	9 216
Non-controlling interest	—	—	—	—	2 086	—	2 086

For the year ended 31 December 2013 Million US dollar	AB InBev NV/SA	AB InBev Worldwide Inc	AB InBev Finance Inc	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total
Revenue	—	—	—	14 309	30 106	(1 220)	43 195
Cost of sales	(4)	—	—	(6 383)	(12 427)	1 220	(17 594)
Gross profit	(4)	—	—	7 926	17 679	—	25 601
Distribution expenses	—	—	—	(915)	(3 146)	—	(4 061)
Sales and marketing expenses	(110)	—	—	(1 681)	(4 167)	—	(5 958)
Administrative expenses	(340)	—	—	(263)	(1 936)	—	(2 539)
Other operating income/(expenses)	800	835	—	(1 466)	821	—	990
Fair value adjustments	—	—	—	6 415	(5)	—	6 410
Profit from operations	346	835	—	10 016	9 246	—	20 443
Net finance cost	(508)	(2 152)	(63)	2 454	(1 934)	—	(2 203)
Share of result of associates	—	—	—	277	17	—	294
Profit before tax	(162)	(1 317)	(63)	12 747	7 329	—	18 534
Income tax expense	19	594	30	(1 259)	(1 400)	—	(2 016)
Profit	(143)	(723)	(33)	11 488	5 929	—	16 518
Income from subsidiaries	14 537	8 164	—	781	637	(24 119)	—
Profit	14 394	7 441	(33)	12 269	6 566	(24 119)	16 518
Attributable to:
Equity holders of AB InBev	14 394	7 441	(33)	12 269	4 442	(24 119)	14 394
Non-controlling interest	—	—	—	—	2 124	—	2 124

For the year ended 31 December 2012[1] Million US dollar	AB InBev NV/SA	AB InBev Worldwide Inc	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total
Revenue	—	—	14 197	26 658	(1 097)	39 758
Cost of sales	(3)	—	(6 461)	(11 055)	1 097	(16 422)

Gross profit	(3)	—	7 736	15 603	—	23 336
Distribution expenses	—	—	(943)	(2 844)	—	(3 787)
Sales and marketing expenses	(89)	—	(1 587)	(3 578)	—	(5 254)
Administrative expenses	(352)	—	(267)	(1 581)	—	(2 200)
Other operating income/(expenses)	781	790	(1 316)	397	—	652

Profit from operations	337	790	3 623	7 997	—	12 747
Net finance cost	(66)	(2 370)	427	(357)	—	(2 366)
Share of result of associates	—	—	5	619	—	624
Profit before tax	271	(1 580)	4 055	8 259	—	11 005
Income tax expense	200	722	(1 321)	(1 281)	—	(1 680)
Profit	471	(858)	2 734	6 978	—	9 325
Income from subsidiaries	6 689	2 176	711	130	(9 706)	—
Profit	7 160	1 318	3 445	7 108	(9 706)	9 325
Attributable to:
Equity holders of AB InBev	7 160	1 318	3 445	4 943	(9 706)	7 160
Non-controlling interest	—	—	—	2 165	—	2 165

[1]	2012 as Reported, adjusted to reflect the effects of retrospective application on the revised IAS 19 Employee Benefits (see Note 3 Summary of significant accounting policies).

CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL POSITION

As at 31 December 2014 Million US dollar	AB InBev NV/SA	AB InBev Worldwide Inc	AB InBev Finance Inc	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total
ASSETS
Non-current assets
Property, plant and equipment	63	—	—	4 959	15 241	—	20 263
Goodwill	—	—	—	32 718	38 040	—	70 758
Intangible assets	304	—	—	21 677	7 942	—	29 923
Investments in subsidiaries	72 270	58 087	—	33 351	7 011	(170 719)	—
Investments in associates	—	—	—	38	72	—	110
Deferred tax assets	—	—	3	—	1 055	—	1 058
Other non-current assets	9 265	391	10 286	44 329	6 735	(69 109)	1 897
	81 902	58 478	10 289	137 072	76 096	(239 828)	124 009
Current assets
Inventories	—	—	—	579	2 395	—	2 974
Trade and other receivables	2 267	—	75	10 526	8 914	(15 333)	6 449
Cash and cash equivalents	1 118	4	460	6 727	13 797	(13 749)	8 357
Investment securities	—	—	—	—	301	—	301
Other current assets	—	551	—	—	296	(387)	460
	3 385	555	535	17 832	25 703	(29 469)	18 541
Total assets	85 287	59 033	10 824	154 904	101 799	(269 297)	142 550
EQUITY AND LIABILITIES
Equity
Equity attributable to equity holders of AB InBev	54 257	19 947	494	105 372	40 622	(170 720)	49 972
Minority interest	—	—	—	—	4 285	—	4 285
	54 257	19 947	494	105 372	44 907	(170 720)	54 257
Non-current liabilities
Interest-bearing loans and borrowings	23 078	33 025	10 221	15 127	30 898	(68 719)	43 630
Employee benefits	6	—	—	1 596	1 448	—	3 050
Deferred tax liabilities	—	—	—	10 263	2 829	(391)	12 701
Other non-current liabilities	165	—	—	492	1 047	—	1 704
	23 249	33 025	10 221	27 478	36 222	(69 110)	61 085
Current liabilities
Interest-bearing loans and borrowings	6 048	5 379	—	5 999	3 726	(13 701)	7 451
Income tax payable	—	—	—	404	612	(387)	629
Trade and other payables	1 112	438	109	3 123	15 770	(1 630)	18 922
Other current liabilities	621	244	—	12 528	562	(13 749)	206
	7 781	6 061	109	22 054	20 670	(29 467)	27 208
Total equity and liabilities	85 287	59 033	10 824	154 904	101 799	(269 297)	142 550

As at 31 December 2013 Million US dollar	AB InBev NV/SA	AB InBev Worldwide Inc	AB InBev Finance Inc	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total
ASSETS
Non-current assets
Property, plant and equipment	62	—	—	5 171	15 656	—	20 889
Goodwill	—	—	—	32 654	37 273	—	69 927
Intangible assets	391	—	—	21 630	7 317	—	29 338
Investments in subsidiaries	61 148	60 641	—	17 251	15 824	(154 864)	—
Investments in associates	—	—	—	58	129	—	187
Deferred tax assets	—	—	14	—	1 166	—	1 180
Other non-current assets	9 367	377	5 128	70 418	21 232	(105 067)	1 455
	70 968	61 018	5 142	147 182	98 597	(259 931)	122 976
Current assets
Inventories	—	—	—	632	2 318	—	2 950
Trade and other receivables	2 776	325	11	4 305	7 680	(9 735)	5 362
Cash and cash equivalents	2 142	8	216	11 258	16 547	(20 332)	9 839
Investment securities	—	—	—	—	123	—	123
Other current assets	—	548	3	—	416	(551)	416
	4 918	881	230	16 195	27 084	(30 618)	18 690
Total assets	75 886	61 899	5 372	163 377	125 681	(290 549)	141 666
EQUITY AND LIABILITIES
Equity
Equity attributable to equity holders of AB InBev	50 365	21 628	232	94 611	38 388	(154 859)	50 365
Minority interest	—	—	—	10	4 933	—	4 943
	50 365	21 628	232	94 621	43 321	(154 859)	55 308
Non-current liabilities
Interest-bearing loans and borrowings	16 199	35 019	5 084	32 566	57 096	(104 690)	41 274
Employee benefits	7	—	—	1 516	1 339	—	2 862
Deferred tax liabilities	—	—	—	10 799	2 419	(377)	12 841
Other non-current liabilities	185	—	—	533	3 036	—	3 754
	16 391	35 019	5 084	45 414	63 890	(105 067)	60 731
Current liabilities
Interest-bearing loans and borrowings	2 852	4 758	—	4 662	3 321	(7 747)	7 846
Income tax payable	—	—	—	431	1 225	(551)	1 105
Trade and other payables	1 026	455	56	3 536	13 394	(1 993)	16 474
Other current liabilities	5 252	39	—	14 713	530	(20 332)	202
	9 130	5 252	56	23 342	18 470	(30 623)	25 627
Total equity and liabilities	75 886	61 899	5 372	163 377	125 681	(290 549)	141 666

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the year ended 31 December 2014 Million US dollar	AB InBev NV/SA	AB InBev Worldwide Inc.	AB InBev Finance Inc.	Other Subsidiary Guarantors	Non- Guarantors	Eliminations	Total
OPERATING ACTIVITIES
Profit	9 216	1 028	(18)	7 028	8 760	(14 712)	11 302
Depreciation, amortization and impairment	91	—	—	688	2 574	—	3 353
Net finance cost	548	2 181	35	(2 177)	732	—	1 319
Income tax expense	5	(597)	(17)	1 303	1 805	—	2 499
Investment income	(9 365)	(1 797)	—	(2 327)	(1 223)	14 712	—
Other items	59	1	—	(158)	(44)	—	(142)
Cash flow from operating activities before changes in working capital and use of provisions	554	816	—	4 357	12 604	—	18 331
Working capital and provisions	103	873	2	(1 527)	830	76	357
Cash generated from operations	657	1 689	2	2 830	13 434	76	18 688
Interest paid, net	(467)	(2 176)	29	2 267	(1 767)	(89)	(2 203)
Dividends received	3 945	4 100	—	2 826	2 524	(13 365)	30
Income tax paid	(5)	—	—	(667)	(1 699)	—	(2 371)
CASH FLOW FROM OPERATING ACTIVITIES	4 130	3 613	31	7 256	12 492	(13 378)	14 144
INVESTING ACTIVITIES
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	—	(3)	—	(146)	(6 551)	—	(6 700)
Acquisition of property, plant and equipment and of intangible assets	(85)	—	—	(468)	(3 842)	—	(4 395)
Proceeds from the sale of assets held for sale	—	—	—	—	(65)	—	(65)
Net proceeds/(acquisition) of other assets	—	—	—	54	142	—	196
Net proceeds from sale/(acquisition) of investment in short-term debt securities	—	—	—	—	(187)	—	(187)
Net repayments/(payments) of loans granted	(7 813)	—	(5 250)	(1 945)	(7 255)	22 262	(1)
CASH FLOW FROM INVESTING ACTIVITIES	(7 898)	(3)	(5 250)	(2 505)	(17 758)	22 262	(11 152)
FINANCING ACTIVITIES
Intra-group capital reimbursements	404	—	250	(135)	(519)	—	—
Proceeds from borrowings	16 868	6 657	5 250	2 095	9 681	(22 169)	18 382
Payments on borrowings	(4 710)	(7 966)	(30)	(967)	(1 384)	(102)	(15 159)
Other financing activities	298	—	(7)	(1 004)	1 035	—	322
Dividends paid	(5 420)	(2 510)	—	(6 600)	(6 235)	13 365	(7 400)
CASH FLOW FROM FINANCING ACTIVITIES	7 440	(3 819)	5 463	(6 611)	2 578	(8 906)	(3 855)
Net increase/(decrease) in cash and cash equivalents	3 672	(209)	244	(1 860)	(2 688)	(22)	(863)
Cash and cash equivalents less bank overdrafts at beginning of year	(3 101)	(31)	216	(3 449)	16 198	—	9 833
Effect of exchange rate fluctuations	(69)	—	—	(480)	(127)	22	(654)
Cash and cash equivalents less bank overdrafts at end of year	502	(240)	460	(5 789)	13 383	—	8 316

For the year ended 31 December 2013 Million US dollar	AB InBev NV/SA	AB InBev Worldwide Inc	AB InBev Finance Inc	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total
OPERATING ACTIVITIES
Profit	14 394	7 441	(33)	12 269	6 566	(24 119)	16 518
Depreciation, amortization and impairment	87	—	—	717	2 181	—	2 985
Net finance cost	508	2 152	63	(2 454)	1 934	—	2 203
Income tax expense	(19)	(594)	(30)	1 258	1 401	—	2 016
Investment income	(14 537)	(8 164)	—	(781)	(637)	24 119	—
Revaluation of initial investment in Grupo Modelo	—	—	—	(6 415)	—	—	(6 415)
Other items	82	—	—	(63)	(88)	—	(69)
Cash flow from operating activities before changes in working capital and use of provisions	515	835	—	4 531	11 357	—	17 238
Working capital and provisions	103	1 598	4	(1 779)	229	58	213
Cash generated from operations	618	2 433	4	2 752	11 586	58	17 451
Interest paid, net	(550)	(2 143)	13	1 855	(1 129)	37	(1 917)
Dividends received	2 503	2 000	—	610	1 507	(6 014)	606
Income tax paid	(2)	—	(1)	(827)	(1 446)	—	(2 276)
CASH FLOW FROM OPERATING ACTIVITIES	2 569	2 290	16	4 390	10 518	(5 919)	13 864
INVESTING ACTIVITIES
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	—	(3)	—	(1 008)	(16 386)	—	(17 397)
Acquisition of property, plant and equipment and of intangible assets	(112)	—	—	(410)	(3 347)	—	(3 869)
Proceeds from the sale of assets held for sale	—	—	—	—	4 002	—	4 002
Net proceeds from sale/(acquisition) of investment in short-term securities	3 774	2 864	—	—	69	—	6 707
Net proceeds/(acquisition) of other assets	—	—	—	19	126	—	145
Net repayments/(payments) of loans granted	(8 722)	—	(5 160)	(53 749)	(40 500)	108 262	131
CASH FLOW FROM INVESTING ACTIVITIES	(5 060)	2 861	(5 160)	(55 148)	(56 036)	108 262	(10 281)
FINANCING ACTIVITIES
Intra-group capital reimbursements	3 504	(1 500)	250	423	(2 677)	—	—
Proceeds from borrowings	21 887	2 546	5 197	48 730	65 960	(121 856)	22 464
Payments on borrowings	(17 430)	(5 090)	(53)	(4 219)	(4 653)	13 439	(18 006)
Cash received for deferred shares instrument	—	—	—	—	1 500	—	1 500
Other financing activities	270	—	(34)	1 145	(745)	—	636
Dividends paid	(4 918)	(1 500)	—	(4 130)	(1 719)	6 014	(6 253)
CASH FLOW FROM FINANCING ACTIVITIES	3 313	(5 544)	5 360	41 949	57 666	(102 403)	341
Net increase/(decrease) in cash and cash equivalents	822	(393)	216	(8 809)	12 148	(60)	3 924
Cash and cash equivalents less bank overdrafts at beginning of year	(3 579)	362	—	4 760	5 508	—	7 051
Effect of exchange rate fluctuations	(344)	—	—	600	(1 458)	60	(1 142)
Cash and cash equivalents less bank overdrafts at end of year	(3 101)	(31)	216	(3 449)	16 198	—	9 833

For the year ended 31 December 2012[1] Million US dollar	AB InBev NV/SA	AB InBev Worldwide Inc	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total
OPERATING ACTIVITIES
Profit	7 160	1 318	3 445	7 108	(9 706)	9 325
Depreciation, amortization and impairment	76	—	752	1 919	—	2 747
Net finance cost	66	2 370	(426)	356	—	2 366
Income tax expense	(200)	(722)	1 321	1 281	—	1 680
Investment income	(6 689)	(2 176)	(711)	(130)	9 706	—
Other items	77	—	114	(581)	—	(390)
Cash flow from operating activities before changes in working capital and use of provisions	490	790	4 495	9 953	—	15 728
Working capital and provisions	623	(283)	(653)	788	3	478
Cash generated from operations	1 113	507	3 842	10 741	3	16 206
Interest paid, net	(490)	(2 301)	1 253	(328)	—	(1 866)
Dividends received	4 743	500	843	78	(5 444)	720
Income tax paid	(3)	—	(786)	(1 003)	—	(1 792)
CASH FLOW FROM OPERATING ACTIVITIES	5 363	(1 294)	5 152	9 488	(5 441)	13 268
INVESTING ACTIVITIES
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	—	(14)	(86)	(1 312)	—	(1 412)
Acquisition of property, plant and equipment and of intangible assets	(111)	—	(356)	(2 797)	—	(3 264)
Net proceeds from sale/(acquisition) of investment in short-term securities	(3 717)	(2 863)	—	(122)	—	(6 702)
Net proceeds/(acquisition) of other assets	—	—	26	(3)	—	23
Net repayments/(payments) of loans granted	49	—	(1 424)	480	909	14
CASH FLOW FROM INVESTING ACTIVITIES	(3 779)	(2 877)	(1 840)	(3 754)	909	(11 341)
FINANCING ACTIVITIES
Intra-group capital reimbursements	984	90	2 089	(3 163)	—	—
Proceeds from borrowings	10 129	7 501	3 418	5 151	(7 736)	18 463
Payments on borrowings	(9 069)	(3 736)	(4 336)	(4 464)	6 791	(14 814)
Other financing activities	607	(67)	(623)	228	—	145
Dividends paid	(2 499)	—	(3 799)	(2 778)	5 444	(3 632)
CASH FLOW FROM FINANCING ACTIVITIES	152	3 788	(3 251)	(5 026)	4 499	162
Net increase/(decrease) in cash and cash equivalents	1 736	(383)	61	708	(33)	2 089
Cash and cash equivalents less bank overdrafts at beginning of year	(5 159)	745	4 767	4 959	—	5 312
Effect of exchange rate fluctuations	(156)	—	(68)	(159)	33	(350)
Cash and cash equivalents less bank overdrafts at end of year	(3 579)	362	4 760	5 508	0	7 051

[1]	2012 as reported, adjusted to reflect the effects of retrospective application on the revised IAS 19 Employee Benefits (see Note 3 Summary of significant accounting policies).

33.	EVENTS AFTER THE BALANCE SHEET DATE

SHARE BUYBACK PROGRAM

The Board of Directors has approved a share buyback program for an amount of one billion US dollar, which will be conducted during the course of 2015. The company’s current intention is to use the shares acquired to fulfil its various share delivery commitments under the stock ownership plan. The program will be executed under the powers granted at the General Meeting of Shareholders on 30 April 2014.

AB INBEV INDIAN OPERATIONS

In February 2015, AB InBev announced the entry into an agreement with RJ Corp Limited under which AB InBev will exit the Indian joint venture with RJ Corp Limited and staff and operations of the joint venture will be moved to Crown Beers India Private Limited, a wholly-owned subsidiary of AB InBev. Later in February 2015, AB InBev exited the Indian joint venture. Following a transition period into mid-2015, AB InBev will operate independently in India via Crown Beers India Private Limited.

34.	AB INBEV COMPANIES

Listed below are the most important AB InBev companies. A complete list of the company’s investments is available at AB InBev NV, Brouwerijplein 1, B-3000 Leuven, Belgium. The total number of companies consolidated (fully, proportional and equity method) is 439.

LIST OF MOST IMPORTANT FULLY CONSOLIDATED COMPANIES

NAME AND REGISTERED OFFICE OF FULLY CONSOLIDATED COMPANIES	% OF ECONOMIC INTEREST AS AT 31 DECEMBER 2014

ARGENTINA
CERVECERIA Y MALTERIA QUILMES SAICA y G – Charcas 5160 – Buenos Aires	61.84

BELGIUM
AB INBEV NV – Grote Markt 1 – 1000 – Brussel	Consolidating Company
BRASSERIE DE L’ABBAYE DE LEFFE S.A. – Place de l’Abbaye 1 – 5500 – Dinant	98.54
BROUWERIJ VAN HOEGAARDEN N.V. – Stoopkensstraat 46 – 3320 – Hoegaarden	100.00
COBREW N.V. – Brouwerijplein 1 – 3000 – Leuven	100.00
INBEV BELGIUM N.V. – Industrielaan 21 – 1070 – Brussel	100.00

BOLIVIA
CERVECERIA BOLIVIANA NACIONAL S.A. – Av. Montes 400 and Chuquisaca Street – La Paz	61.84

BRAZIL
CIA DE BEBIDAS DAS AMERICAS – AMBEV BRASIL – Rua Dr. Renato Paes de Barros, 1017, 4° Andar (parte), cj. 44 e 42 – Itaim Bibi, Sao Paulo	61.84

CANADA
LABATT BREWING COMPANY LIMITED – 207 Queen’s Quay West, Suite 299 – M5J 1A7 – Toronto	61.84

CHILE
CERVECERIA CHILE S.A. – Av. Presidente Eduardo Frei Montalva 9600 – Quilicura	61.84

CHINA
ANHEUSER-BUSCH INBEV (WUHAN) BREWING COMPANY LIMITED – Shangshou, Qin Duan Kou, Hanyang Area, Wuhan, Hubei Province	97.06
ANHEUSER-BUSCH INBEV HARBIN BREWERY COMPANY LIMITED – 20 Youfang Street – Xiangfang District – Harbin, Heilongjiang Province	100.00
ANHEUSER-BUSCH INBEV (ZHOUSHAN) BREWERY Co., Ltd. – No.1 Linggang Yi Road, Linggang industrial area, Dinghai District – Zhou Shan	100.00
INBEV BAISHA (HUNAN) BREWERY CO LTD – No. 304 Shao Shan Zhong Lu – Changsha	100.00
INBEV DOUBLE DEER GROUP CO LTD – 419 Wu Tian Street – Wenzhou	55.00
INBEV JINLONGQUAN (HUBEI) BREWERY CO LTD – 89 Chang Ning Street – Jingmen	60.00
INBEV JINLONGQUAN (XIAOGAN) BREWERY CO LTD – No. 198 Chengzhan Street – Xiaogan	60.00
INBEV KK (NINGBO) BREWERY CO LTD – Jinjiang Zhen, 315000 – Ningbo	100.00
INBEV SEDRIN BREWERY Co, Ltd – No.2 factory Xialin Cun, Chen Xiang district, PuTian City, Fujian Province	100.00
ANHEUSER-BUSCH INBEV (TAIZHOU) BREWERY CO., LTD. – 159, Qi Xia Dong Road – Cheng Guan, Tiantai County	100.00
ANHEUSER-BUSCH INBEV (NINGBO) BREWERY CO., LTD. – JinJiang Zhen,- 315000 – Ningbo, Zhejiang Province	100.00
ANHEUSER-BUSCH INBEV (NANJING) BREWERY CO., LTD. – Qi Li Qiao, Jiang Pu district, – 211800 – Nanjing	100.00
Siping Ginsber Draft Beer Co Ltd-XianMaQuan area, TieDong district, ShiPing city, JiLin province, Hebei, China	100.00
JIANGSHU BIG BOSS CO.,LTD. No. 666 Zhaoxia road, High technical develop District, Nantong city	100.00
YANCHENG BIG BOSS CO.,LTD. West Shou of South huan road, Gongyeyuan district, Dazhong town, Dafeng city	100.00
SUZHOU BIG BOSS CO.,LTD. No. 12 East Jiaotong Road, Lili town, Wujiang District, Suzhou city	100.00

CZECH REPUBLIC
Pivovar Samson a.s. – V parku 2326/18, Chodov, 148 00 Praha 4, Česká republika	100.00

DOMINICAN REPUBLIC
CND – Cervecería Nacional Dominicana, Autopista 30 de Mayo, Distrito Nacional, RD	34.01

ECUADOR
COMPAÑIA CERVECERA AMBEV ECUADOR S.A. – Km 14.5 Via a Daule S/N y Av. Las Iguanas, Guayaquil	61.84

FRANCE
AB – INBEV FRANCE S.A.S. 38 Allée Vauban 59110 La Madeleine	100.00

NAME AND REGISTERED OFFICE OF FULLY CONSOLIDATED COMPANIES	% OF ECONOMIC INTEREST AS AT 31 DECEMBER 2014

GERMANY
BRAUEREI BECK GmbH & CO. KG – Am Deich 18/19 – 28199 – Bremen	100.00
BRAUEREI DIEBELS GmbH & CO.KG – Brauerei-Diebels-Strasse 1 – 47661 – Issum	100.00
BRAUERGILDE HANNOVER AG – Hildesheimer Strasse 132 – 30173 – Hannover	100.00
HAAKE-BECK BRAUEREI GmbH & Co. KG – Am Deich 18/19 – 28199 – Bremen	99.96
HASSERÖDER BRAUEREI GmbH – Auerhahnring 1 – 38855 – Wernigerode	100.00
ANHEUSER-BUSCH INBEV GERMANY HOLDING GmbH – Am Deich 18/19 – 28199 – Bremen	100.00
SPATEN – FRANZISKANER – BRÄU GmbH – Marsstrasse 46 + 48 – 80335 – München	100.00

GRAND DUCHY OF LUXEMBOURG
BRASSERIE DE LUXEMBOURG MOUSEL – DIEKIRCH – 1, Rue de la Brasserie – L-9214 – Diekirch	95.82

INDIA
CROWN BEERS INDIA LIMITED – #8-2-684/A, ROAD NO. 12 – BANJARA HILLS, HYDERABAD 500034 – ANDHRA PRADESH	100.00

SOUTH KOREA
ORIENTAL BREWERY CO., LTD – 151, Hyeondogongdan-ro, Seowon-gu Cheongju-si, Chungcheongbuk-do, South Korea	100.00

MEXICO
GRUPO MODELO, S.A.B. DE C.V. – JAVIER BARROS SIERRA 555 PISO 3 ZEDEC ED PLAZA SANTA FE DISTRITO FEDERAL C.P. 01210	98.87

PARAGUAY
CERVECERIA PARAGUAYA S.A. – Ruta Villeta KM30 – Ypané	61.84

PERU
COMPANIA CERVECERA AMBEV PERU SAC – Av Los Laureles Mza a lote 4 (Mirador 12 Carretera R. Priale) Lima – Luringancho	61.84

RUSSIA
OAO SUN INBEV – 28 Moscovskaya Street, Moscow region – 141600 – Klin	99.95

THE NETHERLANDS
INBEV NEDERLAND N.V. – Ceresstraat 1 – 4811 CA – Breda	100.00
INTERBREW INTERNATIONAL B.V. – Ceresstraat 1 – 4811 CA – Breda	100.00

UKRAINE
PJSC SUN InBev Ukraine – 30V Fizkultury St – 03680 – Kyiv	98.29

US
ANHEUSER-BUSCH COMPANIES, LLC. – One Busch Place – St. Louis, MO 63118	100.00
ANHEUSER-BUSCH INTERNATIONAL, INC. – One Busch Place – St. Louis, MO 63118	100.00
ANHEUSER-BUSCH PACKAGING GROUP, INC. – One Busch Place – St. Louis, MO 63118	100.00

UNITED KINGDOM
BASS BEERS WORLDWIDE LIMITED – Porter Tun House, 500 Capability Green – LU1 3LS – Luton	100.00
INBEV UK LTD – Porter Tun House, 500 Capability Green – LU1 3LS – Luton	100.00

URUGUAY
CERVECERIA Y MALTERIA PAYSSANDU S.A. – Rambla Baltasar Brum, 2933 – 11800 – Payssandu	61.84

VIETNAM
ANHEUSER-BUSCH INBEV VIETNAM BREWERY COMPANY LIMITED/No.2 VSIP II-A, Street no. 28, Vietnam – Singapore II-A Industrial Park, Tan Uyen District, Binh Duong Province, Vietnam	100.00