Form 20-F
period 2015-12-31
Anheuser-Busch InBev S.A.
filed 2016-03-14
CIK 1140467

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 December 2015

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

Brouwerijplein 1, 3000 Leuven

Belgium

Telephone No.: + 32 16 27 61 11

Fax No.: + 32 16 50 61 11

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary shares without nominal value	New York Stock Exchange*
American Depositary Shares, each representing one ordinary share without nominal value	New York Stock Exchange
6.375% Notes due 2040 (issued January 2010)	New York Stock Exchange
5.375% Notes due 2020 (issued January 2010)	New York Stock Exchange
4.375% Notes due 2021 (issued January 2011)	New York Stock Exchange
6.875% Notes due 2019 (issued February 2011)	New York Stock Exchange
1.375% Notes due 2017 (issued July 2012)	New York Stock Exchange
2.500% Notes due 2022 (issued July 2012)	New York Stock Exchange
3.750% Notes due 2042 (issued July 2012)	New York Stock Exchange
1.250% Notes due 2018 (issued January 2013)	New York Stock Exchange
2.625% Notes due 2023 (issued January 2013)	New York Stock Exchange
4.000% Notes due 2043 (issued January 2013)	New York Stock Exchange
Floating Rate Notes due 2017 (issued January 2014)	New York Stock Exchange
Floating Rate Notes due 2019 (issued January 2014)	New York Stock Exchange
1.125% Notes due 2017 (issued January 2014)	New York Stock Exchange
2.150% Notes due 2019 (issued January 2014)	New York Stock Exchange
3.700% Notes due 2024 (issued January 2014)	New York Stock Exchange
4.625% Notes due 2044 (issued January 2014)	New York Stock Exchange
1.900% Notes due 2019 (issued January 2016)	New York Stock Exchange
2.650% Notes due 2021 (issued January 2016)	New York Stock Exchange
3.300% Notes due 2023 (issued January 2016)	New York Stock Exchange
3.650% Notes due 2026 (issued January 2016)	New York Stock Exchange
4.700% Notes due 2036 (issued January 2016)	New York Stock Exchange
4.900% Notes due 2046 (issued January 2016)	New York Stock Exchange
Floating Rate Notes due 2021 (issued January 2016)	New York Stock Exchange

*	Not for trading, but in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

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

•

“Ambev” are to Ambev S.A., a Brazilian company listed on the New York Stock Exchange and on the São Paulo Stock Exchange, and successor of Companhia de Bebidas das Américas—Ambev (as described in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ambev Stock Swap Merger”);

•

“Combined Group” are to the combined group following the completion of the proposed acquisition of SABMiller plc, comprising the AB InBev Group, the SABMiller Group (as defined below) and Newbelco (as defined below);

•	“Grupo Modelo” are to Grupo Modelo, S. de R.L. de C.V., a Mexican limited liability company;

•

“Newbelco” are to Newbelco SA/NV, a newly incorporated, public limited liability company organized under the laws of Belgium, formed for the purposes of implementing the Transaction and being the ultimate holding company of the Combined Group following the completion of the proposed acquisition of SABMiller plc. In certain agreements, press releases and other documents entered into or disclosed prior to the date of this Annual Report on Form 20-F, certain of which are incorporated by reference as exhibits hereto, Newbelco was referred to by its indicative name, “Newco”;

•	“SABMiller” are, as the context requires, to SABMiller plc or to SABMiller plc and the group of companies owned and/or controlled by SABMiller plc; and

•	“SABMiller Group” are to SABMiller plc and the group of companies owned and/or controlled by SABMiller plc.

•	“Transaction” are to the recommended acquisition by AB InBev of the entire issued and to be issued share capital of SABMiller.

PRESENTATION OF FINANCIAL AND OTHER DATA

We have prepared our audited consolidated financial statements as of 31 December 2015 and 2014, and for the three years ended 31 December 2015, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). Unless otherwise specified, the financial information analysis in this Form 20-F is based on our audited consolidated financial statements as of 31 December 2015 and 2014, and for the three years ended 31 December 2015. Unless otherwise specified, all financial information included in this Form 20-F has been stated in U.S. dollars.

All references in this Form 20-F to (i) “euro” or “EUR” are to the common currency of the European Union, (ii) “U.S. dollar,” “$,” or “USD” are to the currency of the United States, (iii) “CAD” are to the currency of Canada, (iv) “R$,” “real” or “reais” are to the currency of Brazil, (v) “GBP” (pound sterling) are to the currency of the United Kingdom, (vi) “MXN” (Mexican peso) are to the currency of Mexico, (vii) “RUB” (Russian ruble) are to the currency of Russia and (viii) “UAH” (Ukrainian hryvnia) are to the currency of Ukraine.

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

Following the combination with Grupo Modelo, we are fully consolidating Grupo Modelo in our financial reporting as of 4 June 2013 and are reporting the Grupo Modelo volumes in the reported volumes as of that date. The Grupo Modelo operations are reported according to their geographical presence in the following segments: the Mexico beer and packaging businesses are reported in the Mexico zone, the Export business is reported in the Global Export & Holding Companies segment and the sale of Modelo brands by our affiliates is reported in the respective Zones where these affiliates operate. Effective 1 April 2014, we discontinued the reporting of volumes sold to Constellation Brands, Inc. under the interim supply agreement, since these volumes do not form part of the underlying performance of our business.

The Oriental Brewery business is reported in the Asia Pacific zone as from 1 April 2014.

Effective 1 January 2014, we created a single Europe zone by combining the Western Europe zone and the Central & Eastern Europe zone, we transferred the responsibility of our Spanish operations from Global Export & Holding Companies to the Europe zone, we transferred the export of Corona to a number of European countries and we transferred our joint venture in Cuba to the Latin America North zone. The Western Europe, Central & Eastern Europe and Latin America North information for 2013 has been adjusted in this Form 20-F for comparative purposes. Certain monetary amounts and other figures included in this Form 20-F have been subject to rounding adjustments. Accordingly, any discrepancies in any tables between the totals and the sums of amounts listed are due to rounding.

See “Item 5. Operating and Financial Review—B. Significant Accounting Policies—Summary of Changes in Accounting Policies” for further information on how our accounting policies changed beginning on 1 January 2015.

PRESENTATION OF MARKET INFORMATION

Market information (including market share, market position and industry data for our operating activities and those of our subsidiaries or of companies acquired by us) or other statements presented in this Form 20-F regarding our position (or that of companies acquired by us) relative to our competitors largely reflect the best estimates of our management. These estimates are based upon information obtained from customers, trade or business organizations and associations, other contacts within the industries in which we operate and, in some cases, upon published statistical data or information from independent third parties. Except as otherwise stated, our market share data, as well as our management’s assessment of our comparative competitive position, has been derived by comparing our sales figures for the relevant period to our management’s estimates of our competitors’ sales figures for such period, as well as upon published statistical data and information from independent third parties, and, in particular, the reports published and the information made available by, among others, the local brewers’ associations and the national statistics bureaus in the various countries in which we sell our products. The principal sources generally used include Plato Logic Limited and AC Nielsen, as well as internal estimations based on data from the Beer Institute and IRI (for the United States), the Brewers Association of Canada (for Canada), CIES (for Bolivia), AC Nielsen (for Argentina, Brazil, Chile, the Dominican Republic, Guatemala, Paraguay, Russia, Ukraine and Uruguay), Cámara Nacional de la Industria de la Cerveca y de la Malta (for Mexico), Belgian Brewers Association (for Belgium), German Brewers Association (for Germany), Seema International Limited (for China), the British Beer and Pub Association (for the United Kingdom), Centraal Brouwerij Kantoor—CBK (for the Netherlands), Association des Brasseurs de France and IRI (for France), Plato Logic Limited (for Italy), the Korean International Trade Association (for South Korea) and other local brewers’ associations. You should not rely on the market share and other market information presented herein as precise measures of market share or of other actual conditions.

FORWARD-LOOKING STATEMENTS

There are statements in this Form 20-F, such as statements that include the words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “anticipate,” “estimate,” “project,” “may,” “might,” “could,” “believe,” “expect,” “plan,” “potential,” “we aim,” “our goal,” “our vision,” “we intend” or similar expressions that are forward-looking statements. These statements are subject to certain risks and uncertainties. Actual results may differ materially from those suggested by these statements due to, among others, the risks or uncertainties listed below. See also “Item 3. Key Information—D. Risk Factors” for further discussion of risks and uncertainties that could impact our business.

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

v

•

continued availability of financing and our ability to achieve our targeted coverage and debt levels and terms, including the risk of constraints on financing in the event of a credit rating downgrade;

•

the monetary and interest rate policies of central banks, in particular the European Central Bank, the Board of Governors of the U.S. Federal Reserve System, the Bank of England, Banco Central do Brasil, Banco Central de la República Argentina, the Central Bank of China, the South African Reserve Bank, Banco de la República in Colombia and other central banks;

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

•

the risk of unexpected consequences resulting from acquisitions, joint ventures, strategic alliances, corporate reorganizations or divestiture plans, and our ability to successfully and cost-effectively implement these transactions and integrate the operations of businesses or other assets we have acquired;

•	the outcome of pending and future litigation, investigations and governmental proceedings;

•	natural and other disasters;

•	any inability to economically hedge certain risks;

•	inadequate impairment provisions and loss reserves;

•	technological changes and threats to cybersecurity;

•	other statements included in this annual report that are not historical; and

•	our success in managing the risks involved in the foregoing.

The forward-looking statements contained in this Form 20-F also include statements relating to the Transaction, the related divestitures and the financing of the Transaction, including the expected effects of the Transaction on us and/or the SABMiller Group and the expected timing of the Transaction. These forward-looking statements may include statements relating to the: expected characteristics of the Combined Group; expected ownership of Newbelco by our shareholders and SABMiller shareholders; expected customer reach of the Combined Group; expected benefits of the proposed Transaction and the financing of the proposed Transaction.

All statements regarding the Transaction, the related divestitures and the financing of the Transaction, other than statements of historical facts, are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of our management, and are subject to numerous risks and uncertainties about us, the SABMiller Group, and the Combined Group, and are dependent on many factors, some of which are outside of our and their control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including the satisfaction of the pre-conditions and the conditions to the Transaction; the ability to realize the anticipated benefits and synergies of the Transaction, including as a result of a delay in completing the Transaction or difficulty in integrating the businesses of the companies involved; the ability to obtain the regulatory approvals related to the Transaction, the ability to satisfy any conditions required to obtain such approvals and the impact of any conditions imposed by various regulatory authorities on the AB InBev Group, the SABMiller Group and the Combined Group; the potential costs associated with the complex cross-border structure of the Transaction; the financial and operational risks in refinancing the Transaction and due to our increased level of debt; any change of control or restriction on merger provisions in agreements to which we or SABMiller or our respective subsidiaries, associates and/or joint ventures are a party that might be triggered by the Transaction; the impact of foreign exchange rates; the performance of the global economy; the capacity for growth in beer, alcoholic beverage and non-alcoholic beverage markets; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the Transaction making it more difficult to maintain relationships with customers, employees, suppliers, associates or joint venture partners as well as governments in the territories in which the SABMiller Group and the AB InBev Group operate; the impact of any potential impairments of goodwill or other intangible assets on the financial condition and results of operations of the Combined Group; the impact that the size of the Combined Group, contractual limitations it is subject to and its position in the markets in which it operates may have on its ability to successfully carry out further acquisitions and business integrations, and the success of the AB InBev Group and/or the Combined Group in managing the risks involved in the foregoing. For further information on the Transaction, please see “Item 4. Information on the Company—A. History and Development of the Company.”

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

A. SELECTED FINANCIAL DATA

The selected historical financial information presented below as of 31 December 2015, 2014, 2013, 2012 and 2011, and for the five years ended 31 December 2015, has been derived from our audited consolidated financial statements, which were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). Unless otherwise specified, all financial information included in this Form 20-F has been stated in U.S. dollars.

The selected historical financial information presented in the tables below should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements and the accompanying notes. The audited consolidated financial statements and the accompanying notes as of 31 December 2015 and 2014 and for the three years ended 31 December 2015 have been included in this Form 20-F.

	Year ended 31 December
	2015	2014	2013	2012(6)	2011(6)
	(USD million, unless otherwise indicated)
	(audited)
Income Statement Data
Revenue(1)	43,604	47,063	43,195	39,758	39,046
Profit from operations	13,904	15,111	20,443	12,747	12,346
Profit	9,867	11,302	16,518	9,325	7,859
Profit attributable to our equity holders	8,273	9,216	14,394	7,160	5,779

Weighted average number of ordinary shares (million shares)(2)	1,638	1,634	1,617	1,600	1,595

	Year ended 31 December
	2015	2014	2013	2012(6)	2011(6)
	(USD million, unless otherwise indicated)
	(audited)
Diluted weighted average number of ordinary shares (million shares)(3)	1,668	1,665	1,650	1,628	1,614
Basic earnings per share (USD)(4)	5.05	5.64	8.90	4.48	3.62
Diluted earnings per share (USD)(5)	4.96	5.54	8.72	4.40	3.58
Dividends per share (USD)	3.95	3.52	2.83	2.24	1.55
Dividends per share (EUR)	3.60	3.00	2.05	1.70	1.20
Financial Position Data
Total assets	134,635	142,550	141,666	122,621	112,427
Equity	45,719	54,257	55,308	45,453	41,056
Equity attributable to our equity holders	42,137	49,972	50,365	41,154	37,504
Issued capital	1,736	1,736	1,735	1,734	1,734

Other Data
Volumes (million hectoliters)	457	459	426	403	399

Notes:

(1)	Turnover less excise taxes and discounts. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to our customers (see “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Excise Taxes”).
(2)	Weighted average number of ordinary shares means, for any period, the number of shares outstanding at the beginning of the period, adjusted by the number of shares cancelled, repurchased or issued during the period, including deferred share instruments and stock lending, multiplied by a time-weighting factor.
(3)	Diluted weighted average number of ordinary shares means the weighted average number of ordinary shares, adjusted by the effect of share options issued.
(4)	Earnings per share means, for any period, profit attributable to our equity holders for the period divided by the weighted average number of ordinary shares.
(5)	Diluted earnings per share means, for any period, profit attributable to our equity holders for the period divided by the diluted weighted average number of ordinary shares.
(6)	2012 and 2011 as reported, adjusted to reflect the changes to the revised IAS 19 Employee Benefits.

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

Risks Relating to Our Existing Business

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

Currently, disposable income is low in many of the developing countries in which we operate compared to disposable income in more developed countries. Any decrease in disposable income resulting from an increase in inflation, income taxes, the cost of living, unemployment levels, political or economic instability or other factors would likely adversely affect the demand for beer. Moreover, because a significant portion of our brand portfolio consists of premium beers, our volumes and revenue may be impacted to a greater degree than those of some of our competitors, as some consumers may choose to purchase value or discount brands rather than premium or core brands. For additional information on the categorization of the beer market and our positioning, see “Item 4. Information on the Company—B. Business Overview—2. Principal Activities and Products—Beer.”

Capital and credit market volatility, such as that experienced recently, may result in downward pressure on stock prices and the credit capacity of issuers. A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on our ability to access capital, on our business, results of operations and financial condition, and on the market price of our shares and ADSs.

Our results of operations are affected by fluctuations in exchange rates.

Although we report our consolidated results in U.S. dollars, in 2015, we derived approximately 66% of our revenue from operating companies that have non-U.S. dollar functional currencies (in most cases, in the local currency of the respective operating company). Consequently, any change in exchange rates between our operating companies’ functional currencies and the U.S. dollar will affect our consolidated income statement and balance sheet when the results of those operating companies are translated into U.S. dollars for reporting purposes, as we cannot hedge against translational exposures. Decreases in the value of our operating companies’ functional currencies against the U.S. dollar will tend to reduce those operating companies’ contributions in dollar terms to our financial condition and results of operations.

During 2014 and 2015, several currencies, such as the Argentine peso, Mexican peso, the Brazilian reais, the Canadian dollar, the Russian ruble and the euro, underwent significant devaluation compared to the U.S. dollar. Our total consolidated revenue was USD 43.6 billion for the year ended 31 December 2015, a decrease of USD 3.5 billion compared to the year ended 31 December 2014. The negative impact of unfavorable currency translation effects on our consolidated revenue in the year ended 31 December 2015 was USD 6.0 billion, primarily as a result of the impact of the currencies listed above.

More than half of the unfavorable currency translation impact described above resulted from negative currency translation effects in our Latin American North zone, predominately as the result of a devaluation in the

Brazilian real to the U.S. dollar. The 2015 results in Brazilian real were translated at an average rate of 3.26 Brazilian real per U.S. dollar compared to 2014 results which were translated at a rate of 2.35 Brazilian real per U.S. dollar, representing a devaluation of 27.9% year over year.

Several currencies continue to undergo further significant devaluations. As an example, the Brazilian real reached an exchange rate of 3.90 Brazilian real per U.S. dollar on 31 December 2015 and in December 2015, the Argentine peso underwent a severe devaluation and reached 13.00 Argentine pesos per U.S. dollar by 31 December 2015 (compared to an average translation rate of 9.11 Argentine pesos per U.S. dollar in 2015 and 8.12 Argentine pesos per U.S. dollar in 2014). Significant changes in the value of foreign currencies relative to the U.S. dollar could adversely affect the amounts we record for our foreign assets, liabilities, revenues and expenses, and could have a negative effect on our results of operations and profitability . See “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2015 Compared to the Year Ended 31 December 2014” for further details on the impact of currency translation effects on our results of operations.

Moreover, following the completion of the Transaction, the Combined Group will continue to report its consolidated results in U.S. dollars. After taking into account the effects of the MillerCoors divestiture, the SABMiller Group derives the vast majority of its revenues from operating companies that have non-U.S. dollar functional currencies (in most cases, in the local currency of the respective operating company). After the completion of the acquisition of SABMiller, we expect that over 75% of the revenues of the Combined Group (not accounting for any possible divestitures other than the MillerCoors divestiture) would be derived from operating companies that have non-U.S. dollar functional currencies, increasing the exposure of our results to changes in exchange rates.

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

In connection with the acquisition of SABMiller, we are committed to paying the cash consideration to former SABMiller shareholders in British pounds sterling (and, to the extent required for some SABMiller shareholders, South African rand), but the committed debt facilities we entered into are denominated in U.S. dollars, and we expect that as of the completion of the acquisition of SABMiller, a significant majority of our debt will be denominated in U.S. dollars. We have entered into, and may in the future enter into, financial transactions to mitigate exchange risk between U.S. dollars and British pounds sterling, but these financial transactions and any other efforts taken to better hedge our exposure to the British pound sterling may result in increased costs.

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

See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments” and note 27 to our audited financial information as of 31 December 2015 and 2014, and for the three years ended 31 December 2015, for further details on our approach to hedging commodity price and foreign currency risk.

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

We may not be able to obtain the necessary funding for our future capital or refinancing needs and may face financial risks due to our level of debt (including as a result of the acquisition of SABMiller), uncertain market conditions and as a result of the potential downgrading of our credit ratings.

We may be required to raise additional funds for our future capital needs or to refinance our current indebtedness through public or private financing, strategic relationships or other arrangements. There can be no assurance that the funding, if needed, will be available on attractive terms, or at all.

In connection with the Transaction, we entered into a USD 75.0 billion senior facilities agreement (the “2015 Senior Facilities Agreement”) on 28 October 2015, consisting of a USD 15.0 billion 364-day bridge facility, a second USD 15.0 billion 364-day bridge facility (with an option to extend for an additional 12 months), a USD 10.0 billion 364-day disposals bridge facility, a USD 25.0 billion two-year term facility (with an option to extend for an additional 12 months) and a USD 10.0 billion five-year term facility. As of 31 December 2015, we had not made any drawdowns under the 2015 Senior Facilities Agreement.

In January 2016, we issued bonds in debt capital markets offerings resulting in aggregate net proceeds of approximately USD 47.0 billion (see “Item 5. Operating and Financial Review—G. Liquidity and Capital Resources—Funding Sources—Borrowings.”). Upon receipt of these proceeds, we were required to cancel the two USD 15.0 billion bridge facilities under the 2015 Senior Facilities Agreement, and, in addition, we elected to cancel USD 12.5 billion of the two-year term facility. As a result of such cancellations, as of the date of this Form 20-F, the total committed amount under the 2015 Senior Facilities Agreement comprised USD 22.5 billion under the term facilities and USD 10.0 billion under the disposals bridge facility.

The disposals bridge facility is repayable in full on the first anniversary of the completion of the Transaction. Subject to certain exceptions, we are required to apply the entirety of the proceeds from any asset disposal in excess of USD 1 billion to cancel or repay the commitments or outstanding loans under the disposals bridge facility. Upon completion, the net proceeds of the MillerCoors divestiture will repay part of the disposals bridge facility, and we intend to refinance the remainder of the disposals bridge facility from a combination of the proceeds of certain asset divestitures (for example, if a sale is agreed, using the proceeds of the sale of SABMiller’s Peroni, Grolsch and Meantime brand families and associated business) and debt capital markets offerings. Such asset divestitures and debt capital markets offerings are not conditioned upon one another and may be consummated at various times. However, we may not be able to effect any offerings or divestitures at the time intended, or at all or at the desired price, especially in challenging market conditions. In addition, any asset divestiture could itself be the subject of regulatory restrictions or challenges or litigation and a regulatory authority or court could delay any such transactions or prohibit them from occurring on their proposed terms, or from occurring at all, which could adversely affect the funding, synergies and cost-savings sought to be achieved in connection with the Transaction.

Failure to complete the anticipated asset divestitures and debt capital markets offerings would constrain our ability to refinance this indebtedness and require us to seek alternative refinancing sources, which may be unavailable or result in higher costs. Whether or not we are able to refinance the indebtedness incurred in connection with the Transaction through asset disposals, the portion of our consolidated balance sheet that will be represented by debt will increase substantially as compared to our historical position.

The terms of the 2015 Senior Facilities Agreement and our USD 9.0 billion revolving credit facility maturing in August 2020, as well as their intended uses, are described under “Item 10. Additional Information—C. Material Contracts.”

We expect the portion of our consolidated balance sheet represented by debt to remain significantly higher as compared to our historical position. Our continued increased level of debt could have significant consequences, including:

•	increasing our vulnerability to general adverse economic and industry conditions;

•

limiting our ability to fund future working capital and capital expenditures, to engage in future acquisitions or development activities or to otherwise realize the value of our assets and opportunities fully;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	impairing our ability to obtain additional financing in the future, or requiring us to obtain financing involving restrictive covenants;

•	requiring us to issue additional equity (possibly under unfavorable conditions), which could dilute our existing shareholders equity; and

•	placing us at a competitive disadvantage compared to our competitors that have less debt.

In addition, ratings agencies may downgrade our credit ratings below their current levels, including as a result of the incurrence of the financial indebtedness related to the Transaction. As of 31 December 2015, our credit rating from Standard & Poor’s Rating Services was A- for long-term obligations and A-2 for short-term obligations, with a stable outlook, and our credit rating from Moody’s Investors Service was A2 for long-term obligations and P-1 for short-term obligations, and was under review for downgrade. Any further downgrading of our credit ratings would result in an increase to the coupon payable on each of the facilities under our 2015 Senior Facilities Agreement, and may result in the need to refinance some of the outstanding indebtedness of SABMiller which provides holders with redemption rights at a premium when a change of control is accompanied by a rating downgrade below investment grade. Any credit rating downgrade could materially adversely affect our ability to finance our ongoing operations, and our ability to refinance the debt incurred to fund the Transaction, including by increasing our cost of borrowing and significantly harming our financial condition, results of operations and profitability, including our ability to refinance our other existing indebtedness

In recent years, we have given priority to deleveraging, with surplus free cash flow being used to reduce the level of outstanding debt. In light of the increased debt that would result from the completion of the Transaction, deleveraging will remain a priority and may restrict the amount of dividends we are able to pay.

Our ability to repay and renegotiate our outstanding indebtedness will depend upon market conditions. In recent years, the global credit markets experienced significant price volatility, dislocations and liquidity disruptions that caused the cost of debt financings to fluctuate considerably. The markets also put downward pressure on stock prices and credit capacity for certain issuers without regard to those issuers’ underlying financial strength. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors reduced and, in some cases, ceased to provide funding to borrowers. If such uncertain conditions persist, our costs could increase beyond what is anticipated. Such costs could have a material adverse impact on our cash flows, results of operations or both. In addition, an inability to refinance all or a substantial amount of our debt obligations when they become due, or more generally a failure to raise additional equity capital or debt financing or to realize proceeds from asset sales when needed, would have a material adverse effect on our financial condition and results of operations.

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

Some of the debt we have issued or incurred was issued or incurred at variable interest rates, which exposes us to changes in such interest rates. As of 31 December 2015, after certain hedging and fair value adjustments, USD 6.1 billion, or 12.4%, of our interest-bearing financial liabilities (which include loans, borrowings and bank overdrafts) bore a variable interest rate, while USD 43.3 billion, or 87.6%, bore a fixed interest rate. Moreover, a significant part of our external debt is denominated in non-U.S. dollar currencies, including the euro, pound sterling, Brazilian real and the Canadian dollar. Although we enter into interest rate swap agreements to manage our interest rate risk, and also enter into cross-currency interest rate swap agreements to manage both our foreign currency risk and interest rate risk on interest-bearing financial liabilities, there can be no assurance that such instruments will be successful in reducing the risks inherent in exposures to interest rate fluctuations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments” and note 27 to our audited financial statements as of 31 December 2015 and 2014, and for the three years ended 31 December 2015, for further details on our approach to foreign currency and interest rate risk.

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

We operate our business and market our products in emerging markets that, as a result of political and economic instability, a lack of well-developed legal systems and potentially corrupt business environments, present us with political, economic and operational risks. Although we are committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to our business, there is a risk that the employees or representatives of our subsidiaries, affiliates, associates, joint ventures or other business interests may take actions that violate applicable laws and regulations that generally prohibit the making of improper payments to foreign government officials for the purpose of obtaining or keeping business, including laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act, and Brazilian Law No. 12,846/13 (an anti-bribery statute that was enacted in January 2014). Such actions could expose us to potential liability and the costs associated with investigating potential misconduct. In addition, any press coverage associated with misconduct under these laws and regulations, even if unwarranted or baseless, could damage our reputation and sales.

In respect of the U.S. Foreign Corrupt Practices Act, we have been informed by the U.S. Department of Justice and U.S. Securities and Exchange Commission (the “SEC”) that they are conducting investigations into the relationships of our current and former affiliates in India, including our former non-consolidated Indian joint venture, which we exited during 2015. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings.”

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

We compete with both brewers and other drinks companies and our products compete with other beverages. Globally, brewers, as well as other players in the beverage industry, compete mainly on the basis of brand image, price, quality, distribution networks and customer service. Consolidation has significantly increased the capital base and geographic reach of our competitors in some of the markets in which we operate, and competition is expected to increase further as the trend towards consolidation among companies in the beverage industry continues. Consolidation activity has also increased along our distribution channels — in the case of both on-trade points of sale, such as pub companies, and off-trade retailers, such as supermarkets. Such consolidation could increase the purchasing power of players in our distribution channels.

Competition may divert consumers and customers from our products. Competition in our various markets and increased purchasing power of players in our distribution channels could cause us to reduce pricing, increase capital investment, increase marketing and other expenditures, and/or prevent us from increasing prices to recover higher costs, and thereby cause us to reduce margins or lose market share. Moreover, because we rely on only a limited number of brands across a limited number of markets for the majority of our sales, any dilution of our brands as a result of competitive trends could also lead to a significant erosion of our profitability. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations. Innovation faces inherent risks, and the new products we introduce may not be successful, while competitors may be able to respond more quickly than we can to emerging trends, such as the increasing consumer preference for “craft beers” produced by smaller microbreweries.

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

To a large extent, we are organized as a holding company and our operations are carried out through subsidiaries. Our domestic and foreign subsidiaries’ and affiliated companies’ ability to upstream or distribute cash (to be used, among other things, to meet our financial obligations) through dividends, intercompany advances, management fees and other payments is, to a large extent, dependent on the availability of cash flows at the level of such domestic and foreign subsidiaries and affiliated companies and may be restricted by applicable laws and accounting principles. In particular, 32.8% (USD 14.3 billion) of our total revenue of USD 43.6 billion in 2015 came from our Brazilian listed subsidiary, Ambev, which is not wholly owned and is listed on the São Paulo Stock Exchange and the New York Stock Exchange. In addition to the above, some of our subsidiaries are subject to laws restricting their ability to pay dividends or the amount of dividends they may pay. If we are not able to obtain sufficient cash flows from our domestic and foreign subsidiaries and affiliated companies, this could adversely impact our ability to pay dividends, and otherwise negatively impact our business, results of operations and financial condition. See “Item 5. Operating and Financial Review—G. Liquidity and Capital Resources—Transfers from Subsidiaries” and “Item 10. Additional Information—F. Dividends and Paying Agents” for further information in this respect.

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

A substantial proportion of our operations, representing approximately 52% of our 2015 revenue, is carried out in developing markets, including Brazil (which represents 18.5% of our revenue), Argentina, China, Mexico, Russia, Bolivia, Paraguay, Ukraine and South Korea. We also have equity investments in brewers in China.

Our operations and equity investments in these markets are subject to the customary risks of operating in developing countries, which include political instability or insurrection, external interference, financial risks, changes in government policy, political and economic changes, changes in the relations between countries, actions of governmental authorities affecting trade and foreign investment, regulations on repatriation of funds, interpretation and application of local laws and regulations, enforceability of intellectual property and contract rights, local labor conditions and regulations, potential political and economic uncertainty, application of exchange controls, nationalization or expropriation, crime and lack of law enforcement. Such factors could affect our results by causing interruptions to our operations or by increasing the costs of operating in those countries or by limiting our ability to repatriate profits from those countries. The financial risks of operating in developing markets also include risks of illiquidity, inflation (for example, Brazil, Argentina and Russia have periodically experienced extremely high rates of inflation), devaluation (see “—Our results of operations are affected by fluctuations in exchange rates”), price volatility, currency convertibility and country default. These various factors could adversely impact our business, results of operations and financial condition. Due to our geographic mix, these factors could affect us more than our competitors with less exposure to developing markets, and following the completion of the Transaction, our exposure to developing markets will increase. Any general decline in developing markets as a whole could impact us disproportionately compared to our competitors.

Economic and political events in Argentina may adversely affect our Argentine operations.

Our subsidiary Ambev indirectly owns 100% of the total share capital of a holding company with operating subsidiaries in Argentina and other South American countries. Net revenues from our operating subsidiaries in Argentina corresponded to 4.8% of our total revenue and 5.4% of our EBITDA, as defined, for the year ended 31 December 2015. For our definition of EBITDA, as defined, see “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2015 Compared to the Year Ended 31 December 2014—EBITDA, as defined.” In the past, the Argentine economic, social and political situation has deteriorated, and may continue to do so. The political instability, fluctuations in the economy, governmental actions concerning the economy of Argentina, the devaluation of the Argentine peso, inflation, Argentina’s selective default on its restructured debt in July 2014 and deteriorating macroeconomic conditions in Argentina could have a material adverse effect on our Latin America South operations, their financial condition and their results.

During recent years, the Argentine government has increased its direct intervention in the Argentine economy, including the establishment of currency controls. However, on 16 December 2015, the Argentine government announced that it was lifting these currency controls, which led to a 26.5% devaluation against the U.S. dollar on 17 December 2015 and may lead to further unpredictable consequences for the value of the Argentine peso, including possible further devaluation. The 2015 Argentine full-year results were translated at an average rate of 9.10 Argentine pesos per U.S. dollar (as compared to 8.12 Argentine pesos per U.S. dollar in 2014), and as of 31 December 2015, the exchange rate was 13.00 Argentine pesos per U.S. dollar. Further devaluations in the future, if any, may decrease our net assets in Argentina, with a balancing entry in our equity.

If the economic or political situation in Argentina further deteriorates, our Latin America South operations may be subject to additional restrictions under new foreign exchange, export repatriation or expropriation regimes that could adversely affect our liquidity and operations, and our ability to access funds from Argentina.

Political events in Ukraine, related sanctions adopted by the European Union and the United States targeting Russia and economic events in Russia may adversely affect our operations in Ukraine, Russia and elsewhere in the region.

We indirectly own 98.1% of the total share capital of PJSC SUN InBev Ukraine in Ukraine, the net revenues of which accounted for less than 1% of our total revenues in 2015. We also own and operate beer production facilities in Ukraine. In addition, we indirectly own 99.8% of the total share capital of SUN InBev OJSC in Russia, the net revenues of which accounted for less than 2% of our total revenues in 2015.

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

In December 2014, the United States imposed further sanctions aimed at blocking new investment in the Crimea region of Ukraine and trade between the United States or U.S. persons and Crimea. These sanctions also authorized the United States government to impose sanctions on any persons determined to be operating in the Crimea region of Ukraine. Both the United States and the European Union sanctions remain in place as of the date of this Form 20-F. SUN InBev OJSC conducts, and in the past PJSC SUN InBev Ukraine has conducted, limited selling and distribution activities in the Crimea region. We continue to monitor our subsidiaries’ activities in light of the restrictions imposed by these and any future sanctions.

Political instability in the region has combined with low worldwide oil prices to significantly devalue the Russian ruble and may continue to have a negative impact on the Russian economy. In addition, the Ukrainian hryvnia has also experienced significant devaluation since the beginning of 2014. The possibility of additional sanctions implemented by the United States and/or the European Union against Russia or vice versa, continued political instability, civil strife, deteriorating macroeconomic conditions and actual or threatened military action in the region may result in serious economic challenges in Ukraine, Russia and the surrounding areas. This could have a material adverse effect on our subsidiaries’ operations in the region and on the results of operations of our Europe segment, and may result in impairment charges on goodwill or other intangible assets.

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

Negative publicity, perceived health risks and associated governmental regulation may harm our business.

Media coverage, and publicity generally, can exert significant influence on consumer behavior and actions. If the social acceptability of beer, other alcoholic beverages or soft drinks were to decline significantly, sales of our products could materially decrease. In recent years, there has been increased public and political attention directed at the alcoholic beverage and food and soft drink industries. This attention is the result of health concerns related to the harmful use of alcohol, including drink driving, excessive, abusive and underage drinking and drinking while pregnant, as well as health concerns such as obesity and diabetes related to the overconsumption of food and soft drinks. Negative publicity regarding beer, other alcoholic beverage or soft drink consumption, publication of studies that indicate a significant health risk from consumption of beer, other alcoholic beverages or soft drinks, or changes in consumer perceptions in relation to beer, other alcoholic beverages or soft drinks generally could adversely affect the sale and consumption of our products and could harm our business, results of operations, cash flows or financial condition as consumers and customers change their purchasing patterns.

For example, in May 2013, the World Health Assembly endorsed the World Health Organization’s Global Action Plan for the Prevention and Control of Noncommunicable Diseases (NCDs) 2013–2020. The harmful use of alcohol has been cited as a risk factor for NCDs. The action plan for NCDs calls for at least a 10% relative reduction in the harmful use of alcohol, as appropriate, within national contexts.

As a further example, the Russian authorities have adopted legislative changes linked to concerns about the harmful use of alcohol. In 2012, Russia adopted bans on the sale of beer in kiosks and the sale of beer between the hours of 11:00 pm and 8:00 am, a ban on beer advertisements on television, internet, printed media, radio and outdoor beer advertisements and a further increase in excise taxes on beer. Between 2009 and 2014, the beer excise rate increased nine times—from RUB 2/liter to RUB 18/liter. Other legislative proposals discussed in Russia include restrictions on PET containers, the imposition of production and turnover licensing requirements and a requirement that companies that engage in the production and marketing of beer and other malt beverages register under the Unified State Automated Information System. In addition, effective 1 January 2015, Russia now imposes a levy on manufacturers and importers that do not meet certain waste recycling targets.

Similarly, in Ukraine, from 2013 to 2014, the beer excise tax rate increased 42.5% to UAH 1.24/liter in 2014, and as of 1 January 2016, the excise tax rate for beer doubled to UAH 2.48/liter. At the end of December 2014, the Ukrainian Parliament significantly changed the regulatory environment for beer, making it legally equivalent to spirits. As of July 2015, beer cannot be advertised in printed media, by indoor or outdoor advertisement, on the metro and other public transportation, nor on radio and television between the hours of 6:00 pm and 11:00 am In addition, production, wholesale and retail licensing requirements and wholesale, import and export certifications have been imposed. Effective 1 January 2015, Ukraine has also implemented a new excise tax of 5% for retailers on certain products, including beer and alcoholic beverages.

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

We are required to report greenhouse gas emissions, energy data and other related information to a variety of entities, and to comply with the wider obligations of the EU Emissions Trading Scheme. Potential risks might be incurred if we were not able to measure, track and disclose information accurately and in a timely manner, and the EU Emissions Trading Scheme could result in increased operational costs if we were unable to meet our compliance obligations and exceed our emission allocations. There is also a risk of new environmental regulation in many geographies where we operate, including the EU, U.S. and China, among others. For example, in May 2014, the State Council of the People’s Republic of China issued a plan that sets compulsory reduction goals related to pollutant emissions, energy consumption and carbon emissions that could require additional investment, business capabilities or operational changes.

If any of our products is defective or found to contain contaminants, we may be subject to product recalls or other liabilities.

We take precautions to ensure that our beverage products are free from contaminants and that our packaging materials (such as bottles, crowns, cans and other containers) are free of defects. Such precautions include quality-control programs and various technologies for primary materials, the production process and our final products. We have established procedures to correct problems that are detected.

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

We rely on key third-party suppliers, including third-party suppliers for a range of raw materials for beer and non-beer such as malted barley, corn grits, corn syrup, rice, hops, water, flavored concentrate, fruit concentrate, sugar and sweeteners, and for packaging material, such as glass, PET and aluminum bottles, aluminum or steel cans and kegs, labels, plastic crates, metal and plastic closures, folding cartons, cardboard products and plastic films.

We seek to limit our exposure to market fluctuations in these supplies by entering into medium- and long-term fixed-price arrangements. We have a limited number of suppliers of aluminum cans and glass bottles. Consolidation of the aluminum can industry and glass bottle industry in certain markets in which we operate has reduced local supply alternatives and increased the risk of disruption to aluminum can and glass bottle supplies. Although we generally have other suppliers of raw materials and packaging materials, the termination of or material change to arrangements with certain key suppliers, disagreements with suppliers as to payment or other terms, or the failure of a key supplier to meet our contractual obligations or otherwise deliver materials consistent with current usage would or may require us to make purchases from alternative suppliers, in each case at potentially higher prices than those agreed with that supplier, and this could have a material impact on our production, distribution and sale of beer, other alcoholic beverages and soft drinks and have a material adverse effect on our business, results of operations, cash flows or financial condition.

A number of our key brand names are both licensed to third-party brewers and used by companies over which we do not have control. For instance, our global brand Stella Artois is licensed to third parties in, among other countries, Algeria, Australia, Bulgaria, Croatia, Czech Republic, Hungary, Israel, New Zealand and Romania, and another global brand, Corona, is perpetually licensed to Constellation Brands, Inc. for marketing and sales in 50 states of the United States, the District of Columbia and Guam, as well as related production in Mexico for those marketing and sales efforts. Budweiser is also licensed to third parties in, among other countries, Argentina, Japan, South Korea, Panama, Italy, Ireland and Spain. See “Item 4. Information on the Company—B. Business Overview—8. Licensing” for more information in this respect.

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

We are now and may in the future be party to legal proceedings and claims and significant damages may be asserted against us. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings” and “Item 5. Operating and Financial Review—H. Contractual Obligations and Contingencies—Contingencies” and note 30 to our audited consolidated financial statements as of 31 December 2015 and 2014, and for the three years ended 31 December 2015, for a description of certain material contingencies which we believe are reasonably possible (but not probable) to be realized. Given the inherent uncertainty of litigation, it is possible that we might incur liabilities as a consequence of the proceedings and claims brought against us, including those that are not currently believed by us to be reasonably possible.

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

The settlement agreement we reached with the U.S. Department of Justice in relation to the combination with Grupo Modelo includes a three-year transition services agreement to ensure the smooth transition of the operation of the Piedras Negras brewery as well as certain distribution guarantees for Constellation Brands, Inc. in the 50 states of the United States, the District of Columbia and Guam. Our compliance with our obligations under the settlement agreement is monitored by the U.S. Department of Justice and the Monitoring Trustee appointed by it. Were we to fail to fulfill our obligations under the settlement, whether intentionally or inadvertently, we could be subject to monetary fines. See “Item 10. Additional Information—C. Material Contracts—Grupo Modelo Settlement Agreement.”

The beer and beverage industry may be subject to adverse changes in taxation.

Taxation on our beer, other alcoholic beverage and soft drink products in the countries in which we operate is comprised of different taxes specific to each jurisdiction, such as excise and other indirect taxes. In many jurisdictions, excise and other indirect duties, including legislation regarding minimum alcohol pricing (MUP), make up a large proportion of the cost of beer charged to customers. Increases in excise and other indirect taxes applicable to our products either on an absolute basis or relative to the levels applicable to other beverages tend to adversely affect our revenue or margins, both by reducing overall consumption of our products and by encouraging consumers to switch to other categories of beverages. These increases also adversely affect the affordability of our products and our profitability. In 2014, Russia, Ukraine, Australia, South Africa, Egypt and Singapore, among others, increased beer excise taxes.

In Russia, between 2009 and 2014, the beer excise rate increased nine times—from RUB 2/liter to RUB 18/liter. Similarly, in Ukraine, from 2013 to 2014, the beer excise tax rate increased 42.5% to UAH 1.24/liter in 2014 and in 2015 an additional 5% excise tax was imposed on retailers of certain products, including beer and other alcoholic beverages. As of 1 January 2016, the beer excise tax in Ukraine doubled to UAH 2.48/liter. These tax increases have resulted in significant price increases in both countries, and continue to reduce our sales of beer. See “—Negative publicity, perceived health risks and associated governmental regulation may harm our business.”

In the United States, the brewing industry is subject to significant taxation. The U.S. federal government currently levies an excise tax of USD 18 per barrel (equivalent to approximately 117 liters) on beer sold for consumption in the United States. All states also levy excise and/or sales taxes on alcoholic beverages. From time to time there are proposals to increase these taxes, and in the future these taxes could increase. Increases in excise taxes on alcohol could adversely affect our United States business and its profitability.

Minimum pricing is another form of fiscal regulation that can affect our profitability. In 2012, the Scottish Government legislated to introduce a minimum unit price for alcoholic beverages (although its implementation was blocked by a decision of the Court of Justice of the European Union in December 2015). In November 2012, the UK Government published for consultation its own proposal to introduce a minimum unit price for alcoholic beverages, and Northern Ireland and the Republic of Ireland are also considering introducing a cross-border minimum unit price for alcoholic beverages; following the consultation, in July 2013, the UK government decided not to pursue minimum pricing. In October 2013, Northern Ireland and the Republic of Ireland decided to implement a cross-border minimum unit price for alcoholic beverages calculated on a sale price per gram of alcohol, although the question of legality under EU law remains to be determined.

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

In addition to excise and other indirect duties, we are subject to income and other taxes in the countries in which we operate. There can be no assurance that the operations of our breweries and other facilities will not become subject to increased taxation by national, local or foreign authorities or that we and our subsidiaries will not become subject to higher corporate income tax rates or to new or modified taxation regulations and requirements. For example, the work being carried out by the Organisation for Economic Co-operation and Development on base erosion and profit shifting or ongoing initiatives at the European Union level (including the proposed draft anti-tax avoidance directive published in January 2016), as a response to increasing globalization of trade and business operations, could result in changes in tax treaties, the introduction of new legislation, updates to existing legislation, or changes to regulatory interpretations of existing legislation, any of which could impose additional taxes on businesses. Any such increases or changes in taxation would tend to adversely impact our results of operations.

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

Our operations are subject to environmental regulation by national, state and local agencies, including, in certain cases, regulations that impose liability without regard to fault. These regulations can result in liability that might adversely affect our operations. The environmental regulatory climate in the markets in which we operate is becoming stricter, with a greater emphasis on enforcement.

While we have continuously invested in reducing our environmental risks and budgeted for future capital and operating expenditures to maintain compliance with environmental laws and regulations, there can be no assurance that we will not incur substantial environmental liability or that applicable environmental laws and regulations will not change or become more stringent in the future.

Our subsidiary, Ambev, operates a joint venture in Cuba, in which the Government of Cuba is its joint venture partner. Cuba remains subject to comprehensive economic and trade sanctions by the United States and operations in Cuba may adversely affect our reputation and the liquidity and value of our securities.

On 28 January 2014, a subsidiary of our subsidiary Ambev acquired from us a 50% equity interest in Cerveceria Bucanero S.A., a Cuban company in the business of producing and selling beer. Consequently, we indirectly own through our subsidiary Ambev a 50% equity interest in Cerveceria Bucanero S.A. The other 50% equity interest is owned by the Government of Cuba. Cerveceria Bucanero S.A. is operated as a joint venture in which Ambev appoints the general manager. Cerveceria Bucanero S.A.’s main brands are Bucanero and Cristal, but it also imports and sells in Cuba other brands produced by certain of our non-U.S. subsidiaries. In 2015, Cerveceria Bucanero S.A. sold 1.5 million hectoliters, representing about 0.3% of our global volume of 457 million hectoliters for the year. Although Cerveceria Bucanero S.A.’s production is primarily sold in Cuba, a small portion of its production is exported to and sold by certain distributors in other countries outside Cuba (but not in the United States).

The U.S. Treasury Department’s Office of Foreign Assets Control and the U.S. Commerce Department together administer and enforce broad and comprehensive economic and trade sanctions based on U.S. foreign policy towards Cuba. Although our operations in Cuba through our subsidiary Ambev are quantitatively immaterial, our overall business reputation may suffer or we may face additional regulatory scrutiny as a result of our activities in Cuba based on the identification of Cuba as a target of U.S. economic and trade sanctions.

In addition, the Cuban Liberty and Democratic Solidarity (LIBERTAD) Act of 1996 (known as the “Helms-Burton Act”) authorizes private lawsuits for damages against anyone who traffics in property confiscated without compensation by the Government of Cuba from persons who at the time were, or have since become, nationals of the United States. Although this section of the Helms-Burton Act is currently suspended by discretionary presidential action, the suspension may not continue in the future. Claims accrue notwithstanding the suspension and may be asserted if the suspension is discontinued. The Helms-Burton Act also includes a section that authorizes the U.S. Department of State to prohibit entry into the United States of non-U.S. persons who traffic in confiscated property, and corporate officers and principals of such persons, and their families. In 2009, we received notice of a claim purporting to be made under the Helms-Burton Act relating to the use of a trademark by Cerveceria Bucanero S.A., which is alleged to have been confiscated by the Cuban government and trafficked by us through our ownership and management of this company. Although we have attempted to review and evaluate the validity of the claim, due to the uncertain underlying circumstances, we are currently unable to express a view as to the validity of such claim or as to the claimants’ standing to pursue it.

We may not be able to recruit or retain key personnel.

In order to develop, support and market our products, we must hire and retain skilled employees with particular expertise. The implementation of our strategic business plans could be undermined by a failure to recruit or retain key personnel or the unexpected loss of senior employees, including in acquired companies.

We face various challenges inherent in the management of a large number of employees across diverse geographical regions. It is not certain that we will be able to attract or retain key employees and successfully manage them, which could disrupt our business and have an unfavorable material effect on our financial position, income from operations and competitive position.

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

A strike, work stoppage or slowdown within our operations or those of our suppliers, or an interruption or shortage of raw materials for any other reason (including, but not limited to, financial distress, natural disaster or difficulties affecting a supplier) could have a material adverse effect on our earnings, financial condition and ability to operate our business.

Our United States organization has approximately 5,500 hourly brewery workers represented by the International Brotherhood of Teamsters. Their compensation and other terms of employment are governed by collective bargaining agreements negotiated between us and the Teamsters, which expire on 28 February 2019.

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

While we continue to invest in new technology monitoring and cyber-attack prevention systems, we nonetheless experience attempted breaches of our technology systems and networks from time to time. In 2015, as in previous years, we experienced attempted breaches of our technology systems and networks. None of the attempted breaches of our systems (as a result of cyber-attacks, security breaches or similar events) had a material impact on our business or operations or resulted in material unauthorized access to our data or our customers’ data.

Natural and other disasters could disrupt our operations.

Our business and operating results could be negatively impacted by natural, social, technical or physical risks such as a widespread health emergency (or concerns over the possibility of such an emergency), earthquakes, hurricanes, flooding, fire, water scarcity, power loss, loss of water supply, telecommunications and information technology system failures, cyber-attacks, labor disputes, political instability, military conflict and uncertainties arising from terrorist attacks, including a global economic slowdown, the economic consequences of any military action and associated political instability.

Our insurance coverage may not be sufficient.

We purchase insurance for director and officer liability and other coverage where required by law or contract or where considered to be in our best interest. Even though we maintain these insurance policies, we self-insure most of our insurable risk. Should an uninsured loss or a loss in excess of insured limits occur, this could adversely impact our business, results of operations and financial condition.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Auditors of companies that are registered with the SEC and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the U.S. Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because our auditors are located in Belgium, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Belgian authorities, our auditors are not currently inspected by the PCAOB.

This lack of PCAOB inspections in Belgium prevents the PCAOB from regularly evaluating audits and quality-control procedures of any auditors operating in Belgium, including our auditors. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in Belgium makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality-control procedures as compared to auditors outside of Belgium that are subject to PCAOB inspections.

Risks Relating to the Transaction

The announced proposed acquisition of SABMiller plc and divestiture of SABMiller plc’s interest in MillerCoors LLC expose us to risks related to the closing of the transactions, significant costs related to, and potential difficulties in, the integration of SABMiller into our existing operations and the extraction of synergies from the acquisition, which may have an adverse effect on our results of operations.

On 11 November 2015, our board and the board of SABMiller announced that they had reached agreement on the terms of a recommended acquisition by us of the entire issued and to be issued share capital of SABMiller. The Transaction will be implemented through a series of stages including the acquisition of SABMiller by Newbelco. We will merge into Newbelco so that, following completion of the Transaction, Newbelco will be the new holding company for the Combined Group.

Subject to the satisfaction or waiver of all pre-conditions to making a formal offer and conditions to completion, the Transaction is currently expected to be completed in the second half of 2016. We are exposed to risks related to the closing of the Transaction, significant costs related to the Transaction and potential difficulties in the integration of SABMiller into our existing operations and the creation of synergies from the acquisition of SABMiller, which may have an adverse effect on our results of operations, as discussed in more detail below.

The Transaction remains subject to the review and authorization of various regulatory authorities which could impose conditions that could have an unfavorable impact on the Combined Group.

Completion of the Transaction is subject to a number of pre-conditions and conditions. These pre-conditions and conditions include the receipt of regulatory clearances in the European Union, the United States, South Africa, China, Colombia, Ecuador, Australia, India and Canada and certain other jurisdictions. On the same day that we announced the Transaction, we announced the sale of SABMiller’s interest in MillerCoors LLC (a joint venture in the U.S. and Puerto Rico between Molson Coors Brewing Company (“Molson Coors”) and SABMiller) and SABMiller’s portfolio of Miller brands outside the U.S. to Molson Coors Brewing Company (the “MillerCoors divestiture”). On 10 February 2016, we announced that we received a binding offer from Asahi Group Holdings, Ltd. (“Asahi”) to acquire SABMiller’s Peroni, Grolsch and Meantime brand families and their associated business (excluding certain rights in the U.S.), in each case with the goal of proactively addressing potential regulatory considerations regarding our proposed acquisition of SABMiller. In addition, on 2 March 2016, we announced that we had entered into an agreement to sell SABMiller’s 49% interest in China Resources Snow Breweries Ltd. (“CR Snow”) to China Resources Beer (Holdings) Co. Ltd., which currently owns 51% of CR Snow.

The terms and conditions of any authorizations, approvals and/or clearances to be obtained, or any other action taken by a regulatory authority following the closing of the Transaction, may require, among other things, the divestiture of assets or businesses of either the AB InBev Group or the SABMiller Group to third parties, changes to operations in connection with the completion of the Transaction, restrictions on the ability of the Combined Group to operate in certain jurisdictions following the completion of the Transaction, restrictions on the AB InBev Group and the SABMiller Group combining our operations in certain jurisdictions or other commitments to regulatory authorities regarding ongoing operations.

Any such actions could have a material adverse effect on the business of the Combined Group and diminish substantially the synergies and the advantages which we expect to achieve from the Transaction. Furthermore, we may not be able to effect any divestitures or other commitments at the time intended, or at all, or at the desired price, especially in challenging market conditions. Any event that prevents or delays the integration of the AB InBev Group and the SABMiller Group businesses and operations in any jurisdiction could have a material adverse effect on the AB InBev Group and/or the Combined Group and their results of operations.

In addition, divestitures and other commitments made in order to obtain regulatory approvals, if any, may have an adverse effect on the Combined Group’s business, results of operations, financial condition and prospects. These or any conditions, remedies or changes also could have the effect of delaying completion of the Transaction, reducing the anticipated benefits of the Transaction, reducing the price we are able to obtain for such disposals or imposing additional costs on or limiting the Combined Group’s revenues following the completion of the Transaction, any of which might have a material adverse effect on the Combined Group following the completion of the Transaction.

Ultimately, there is no guarantee that the regulatory pre-conditions and conditions will be satisfied (or waived, if applicable). Failure to satisfy any of the conditions may result in the Transaction not being completed, and, in certain circumstances, including if any regulatory pre-condition or condition is not satisfied by the specified long stop date of 11 May 2017 (unless extended), we may be required to pay or procure the payment to SABMiller of a break payment of USD 3.0 billion.

In addition to regulatory authorizations, the Transaction is subject to the satisfaction (or waiver, where applicable) of a number of other conditions.

In addition to the pre-conditions and conditions relating to regulatory authorities described above, the Transaction is subject to the satisfaction (or waiver, where applicable) of a number of other conditions as described in the Rule 2.7 Announcement, (which is filed as Exhibit 15.3 to this Form 20-F), including the scheme of arrangement in the UK becoming effective; the Belgian voluntary takeover offer closing and our merger into Newbelco being completed; the necessary shareholder resolutions of AB InBev and Newbelco being passed by the relevant shareholders; the shares of Newbelco having been approved for admission to listing and trading in Belgium, South Africa and Mexico; and the approval for the admission to trading of Newbelco’s American Depositary Shares on the New York Stock Exchange.

There is no guarantee that these (or any other) conditions will be satisfied (or waived, if applicable). Failure to satisfy any of the conditions may result in the Transaction not being completed, and, in certain circumstances, we may be required to pay or procure the payment to SABMiller of a break payment of USD 3.0 billion, including if our specified shareholder resolutions are not passed by the relevant date or our board withdraws its recommendation to our shareholders to vote in favor of our specified shareholder resolutions and is permitted to withdraw from the Transaction.

Any resolution proposed at the meeting of SABMiller shareholders convened by the UK court to approve the UK scheme of arrangement must be approved by a majority in number of the SABMiller shareholders (or any such class or classes of them) present and voting at the meeting, either in person or by proxy, representing not less than 75% of the relevant SABMiller ordinary shares voted at such meeting (the “UK Scheme”). There is no guarantee that the required level of shareholder support will be achieved. Although SABMiller’s two largest shareholders (Altria Group, Inc. and BEVCO Ltd.) have each provided irrevocable undertakings (which are filed as Exhibits 4.29 and 4.30 to this Form 20-F) to vote to implement the Transaction, in certain circumstances such irrevocable undertakings may cease to be binding (as described further in paragraph 19 and Appendix 4 to the Rule 2.7 Announcement (which is filed as Exhibit 15.3 to this Form 20-F)). In addition, it will be necessary for SABMiller to determine with the UK court whether, for the purposes of voting at such meeting, all of the SABMiller shareholders (including Altria Group, Inc. and BEVCO Ltd.) should be treated as one class (in which case they would vote together in one meeting) or as part of a separate class or classes (in which case the different classes would vote separately). The UK court will consider whether the legal rights of the SABMiller shareholders under the UK Scheme are sufficiently similar or whether a difference in legal rights makes it more appropriate for particular SABMiller shareholders to be distinguished as a separate class.

Furthermore, even if we desired to invoke a condition to prevent completion of the Transaction, under the UK City Takeover Code on Takeovers and Mergers we are only able to invoke such conditions if the UK Panel on Takeovers and Mergers is satisfied that the circumstances giving rise to such conditions not being satisfied are of material significance to us in the context of the Transaction (subject to limited exceptions). The UK Panel has historically determined that this is a high threshold, so even if some event were to occur which we believe means that a condition is not satisfied (such as a material adverse change affecting the SABMiller Group), we may not be permitted to invoke such condition and may be required to proceed with completion of the Transaction in any event.

Change of control, prohibition on merger or other restrictive provisions in agreements and instruments to which members of the AB InBev Group and/or the SABMiller Group are a party may be triggered upon the completion of the Transaction and may lead to adverse consequences for the Combined Group, including the loss of significant contractual rights and benefits, the possible termination of material agreements or the requirement to repay outstanding indebtedness.

Members of both the AB InBev Group and the SABMiller Group are parties to joint ventures, distribution and other agreements, guarantees and instruments which may contain change of control or other restrictive provisions that may be triggered (or be alleged to be triggered) upon the completion of the Transaction. Some of these agreements may be material and some may contain change of control provisions which provide for or permit, or which may be alleged to provide for or permit, the termination of the agreement or other remedies upon the occurrence of a change of control of one of the parties or, in the case of certain debt instruments, entitle holders to require repayment of all outstanding indebtedness owed to them. In addition, we have issued debt instruments and are party to other agreements that may contain restrictions on the merger of, or cessation of business or dissolution of, AB InBev. Certain of these provisions may be triggered (or be alleged to be triggered) upon our merger into Newbelco.

If, upon review of these agreements, we and SABMiller determine that such provisions can be waived by the relevant counterparties, we may decide to seek such waivers. In the absence of such waivers, the operation of the change of control or other restrictive provisions, if any, could result in the loss of material contractual rights and benefits, the termination of the relevant agreements or the requirement to repay outstanding indebtedness. Alternatively, in respect of certain debt instruments, the parties may decide to seek to effect certain restructuring transactions or redeem the instruments in accordance with their terms. Both of these approaches may be subject to uncertainty and may result in significant costs to the Combined Group.

In addition, various compensation and benefit programs with members of SABMiller senior management and directors and other SABMiller employees contain change of control provisions providing for vesting of stock options and other share-based awards, accelerated payouts under certain pension and bonus plans and tax gross-ups to be paid following the completion of the Transaction. We have taken into account potential payments arising from the operation of change of control provisions, including compensation arising from change of control provisions in employment agreements, but such payments may exceed our expectations.

We intend for the Transaction to be implemented through a complex cross-border structure and failure to implement the Transaction in this manner may result in significant costs to the Combined Group.

It is intended that the Transaction will be implemented by way of a three-stage process involving: (i) a UK law court-sanctioned scheme of arrangement under Part 26 of the UK Companies Act 2006; (ii) a Belgian law voluntary cash takeover offer pursuant to the Belgian Law of 1 April 2007 on takeover bids and the Belgian Royal Decree of 27 April 2007 on takeover bids; and (iii) a Belgian law reverse merger under the Belgian Companies Code (which is a merger in accordance with Belgian law whereby the holding company is merged into its subsidiary, with the subsidiary being the surviving company).

This complex structure will involve a series of steps, in multiple legal jurisdictions. The implementation of the proposed structure is dependent on the actions and approval of a number of third parties, including governmental and regulatory bodies, which are beyond our control, and on regulations and legislation in force as of the date we announced the proposed agreement with SABMiller. It may eventually not be possible, whether as a result of a change in law or otherwise, to implement the Transaction as currently intended, but we may be required to complete the Transaction.

On 11 November 2015, we entered into a tax matters agreement (which is filed as Exhibit 4.27 to this Form 20-F) (the “Tax Matters Agreement”) with Altria Group Inc., pursuant to which we (and, after completion of the Transaction, Newbelco) will provide assistance and co-operation to, and will give certain representations and undertakings to, Altria Group Inc. in relation to certain matters that are relevant to Altria under U.S. tax legislation, including the structure and implementation of the Transaction. If certain of these representations or undertakings are breached, including, potentially, because the structure of the Transaction is required to be amended, we (and, after the completion of the Transaction, Newbelco) may be required to indemnify Altria for certain tax costs it may incur in relation to the Transaction.

Disruption from the Transaction may make it more difficult to maintain relationships with customers, employees, suppliers, associates or joint venture partners as well as governments in the territories in which the Combined Group will operate.

The uncertainty regarding the effect of the Transaction and any related asset divestitures could cause disruptions to our business and the business of the SABMiller Group. These uncertainties may materially and adversely affect our business and the SABMiller Group’s business and our operations and could cause customers, distributors, other business partners and other parties that have business relationships with us or the SABMiller Group to defer the consummation of other transactions or other decisions concerning our or the SABMiller Group’s businesses, or to seek to change existing business relationships with these companies.

The success of the Combined Group will depend, among other things, on its capacity to retain certain key employees of ours and the SABMiller Group. The key employees of either us or the SABMiller Group could leave their employment because of the uncertainties about their roles in the Combined Group, difficulties related to the Transaction, or because of a general desire not to remain with the Combined Group. Moreover, the Combined Group will have to address issues inherent in the management of a greater number of employees in some very diverse geographic areas. Therefore, it is not certain that the Combined Group will be able to attract or retain its key employees and successfully manage them, which could disrupt its business and have an unfavorable material effect on its financial position, its income from operations and on the competitive position of the Combined Group.

We may not be able to successfully integrate the SABMiller Group or realize the anticipated benefits and synergies of the Transaction, including as a result of a delay in completing the Transaction or difficulty in integrating the businesses of the companies involved, and any such benefits and synergies will be offset by the significant fees and other costs we incur in connection with the Transaction.

Achieving the advantages of the Transaction will depend partly on the rapid and efficient combination of the AB InBev Group’s activities with the SABMiller Group, two groups of considerable size which functioned independently and were incorporated in different countries, with geographically dispersed operations, and with different business cultures and compensation structures.

The integration process involves inherent costs and uncertainties. These uncertainties are exacerbated because the SABMiller Group is active in new or developing markets in which we do not have significant operations, and because we had little opportunity to perform detailed due diligence on the SABMiller Group prior to or after the announcement of the proposed Transaction. As compared to us, the Combined Group may face increased exposure to certain risks as a result of the Transaction. For example:

•

the SABMiller Group has entered into important strategic partnerships in a number of Eurasian and African countries. The Combined Group may face challenges in continuing to develop collaborative relationships with these partners in order to ensure that decisions are taken in such partnerships which promote the strategic and business objectives of the Combined Group.

•

the SABMiller Group operates its business and markets its products in emerging markets that, as a result of political and economic instability, a lack of well-developed legal systems and potentially corrupt business environments, present it with economic and operational risks. The SABMiller Group is not subject to the same laws relating to corruption that we are subject to, and there is a risk that improper actions taken by its employees or representatives of its subsidiaries, affiliates, associates, joint ventures or other business interests may expose the Combined Group to potential liability and the costs associated with investigating potential misconduct. In addition, any press coverage associated with such misconduct, even if unwarranted or baseless, could damage the reputation and sales of the Combined Group.

Furthermore, there is no assurance that the Transaction will achieve the benefits we anticipate from the integration. We believe that the consideration expected to be paid is justified, in part, by the procurement and engineering savings, brewery and distribution efficiency gains, best practices sharing and other cost savings, synergies and benefits that we expect to achieve by combining the SABMiller Group’s operations with ours. However, these expected savings, gains, synergies and other benefits may not be achieved, and the assumptions upon which we determined the consideration paid to the former SABMiller shareholders in connection with the Transaction may prove to be incorrect. The implementation of the Transaction and the successful integration of the SABMiller Group’s operations into ours will also require a significant amount of management time and, thus, may affect or impair management’s ability to run the businesses effectively during the period prior to the completion of the Transaction and the integration of the businesses thereafter.

In addition, we and the SABMiller Group have incurred, and will continue to incur, significant transaction fees and other costs associated with the Transaction. These fees and costs are substantial and include financing, financial advisory, legal and accounting fees, and expenses. In addition, the Combined Group may face additional unanticipated costs as a result of the integration of us and the SABMiller Group, which would offset any realized synergy benefits resulting from the Transaction.

Finally, the Tax Matters Agreement we have entered into with Altria Group Inc. (which is filed as Exhibit 4.27 to this Form 20-F) imposes some limits on the ability of the Combined Group to effect some group reorganizations after the completion of the Transaction, which may limit our capacity to integrate the SABMiller Group’s operations into ours.

The size of the Combined Group, contractual limitations it is subject to and its position in the markets in which it operates may decrease our ability to successfully carry out further acquisitions and business integrations.

In the past, we and the SABMiller Group have made acquisitions of, investments in and joint ventures and similar arrangements with, other companies and businesses. Much of our growth in recent years is attributable to such transactions, including the combination of Interbrew and Ambev in 2004, the combination of InBev and Anheuser-Busch in 2008 and the combination of AB InBev and Grupo Modelo in 2013.

The Combined Group may be unsuccessful in the implementation of future acquisitions, investments or joint ventures or alliances.

We cannot enter into further transactions unless we can identify suitable candidates and agree on the terms with them. The size of the Combined Group and its position in the markets in which it operates may make it harder to identify suitable candidates, including because it may be harder for the Combined Group to obtain regulatory approval for future transactions. If appropriate opportunities do become available, the Combined Group may seek to acquire or invest in other businesses; however, any future acquisition may pose regulatory, anti-trust and other risks. In addition, after completion of a transaction, we may be required to integrate the acquired companies, business or operations into our existing operations. Such transactions may also involve the assumption of certain actual or potential, known or unknown liabilities, which may have a potential impact on our financial risk profile.

These risks and limitations may limit the Combined Group’s ability to implement its global strategy and its ability to achieve future business growth.

The Transaction is, and may in the future be, subject to litigation attempting to enjoin its completion.

We are now and may in the future be party to legal proceedings and claims related to the Transaction. For example, certain private parties have brought a legal challenge to the Transaction, and the court in this private action could enjoin the parties from completing the Transaction or could delay it. For further information, see “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings—Anheuser-Busch InBev—SABMiller Transaction.” We believe the claims in the current litigation are without merit and we intend to defend against current and any future legal proceedings vigorously.

An impairment of goodwill or other intangible assets would adversely affect our financial condition and results of operations.

We have recognized significant goodwill on our balance sheet through acquisitions. For example, as a result of the combination with Grupo Modelo in 2013, we recognized USD 19.6 billion of goodwill on our balance sheet and recorded several brands from the Grupo Modelo business (including brands in the Corona brand family, among others) as intangible assets with indefinite useful lives with a fair value of USD 4.7 billion. Similarly, as a result of the 2008 Anheuser-Busch acquisition, we recognized USD 32.9 billion of goodwill on our balance sheet and recorded several brands from the Anheuser-Busch business (including brands in the Budweiser brand family, among others) as intangible assets with indefinite useful lives with a fair value of USD 21.4 billion.

Additionally, upon completion of the acquisition of SABMiller and its related transactions, we will recognize a significant amount of incremental goodwill on our balance sheet. Our accounting policy (and that of the Combined Group) considers brands and distribution rights for our own products as intangible assets with indefinite useful lives, which are tested for impairment on an annual basis (or more often if an event or circumstance indicates that an impairment loss may have been incurred) and not amortized. After the completion of the Transaction, we will record brands and other intangibles from the SABMiller business as intangible assets with indefinite useful lives. Our current estimate of the fair value of such brands and other intangibles (which does not account for any possible divestitures other than the MillerCoors divestiture) is USD 21 billion. If the combination of the businesses meets with unexpected difficulties, or if the Combined Group’s business does not develop as expected, impairment charges may be incurred in the future that could be significant and that could have an adverse effect on our results of operations and financial condition.

As of 31 December 2015, goodwill amounted to USD 65.1 billion and intangible assets with indefinite useful lives amounted to USD 27.6 billion. If our business does not develop as expected, impairment charges may be incurred in the future that could be significant and that could have an adverse effect on our results of operations and financial condition.

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

Our controlling shareholder may use its controlling interest to take actions not supported by our other shareholders.

As of 31 December 2015, our controlling shareholder, Stichting Anheuser-Busch InBev, owned 41.28% of our voting rights (and Stichting Anheuser-Busch InBev and certain other entities acting in concert with it (within the meaning of the Belgian Law of 1 April 2007 on public takeover bids and/or the Belgian Law of 2 May 2007 on disclosure of major holdings in issuers whose shares are admitted to trading on a regulated market and laying down miscellaneous provisions) held, in the aggregate, 52.77% of our voting rights), in each case based on the number of our shares outstanding on 31 December 2015 (see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders”). Stichting Anheuser-Busch InBev has the ability to effectively control or have a significant influence on the election of our Board of Directors and the outcome of corporate actions requiring shareholder approval, including dividend policy, mergers, share capital increases, going-private transactions and other extraordinary transactions. See “Item 10. Additional Information—B. Memorandum and Articles of Association and Other Share Information—Description of the Rights and Benefits Attached to Our Shares” for further information in this respect.

Upon the completion of the Transaction, Stichting Anheuser-Busch InBev will remain the controlling shareholder of the Combined Group. Assuming no further issuances of our shares, that Newbelco issues 316,999,695 restricted shares (as described under “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes—Proposed Acquisition of SABMiller”) and based on our outstanding treasury shares as of 31 December 2015, it is expected that Stichting Anheuser-Busch InBev will own Newbelco new ordinary shares representing 34.5% of the Combined Group’s voting rights. Furthermore, it is expected that the shareholders’ agreement and the voting agreement (or successors thereto) will continue to apply in respect of the Newbelco new ordinary shares upon completion of the Transaction, and that Stichting Anheuser-Busch InBev and such other entities acting in concert (within the meaning of the Belgian Law of 1 April 2007 on public takeover bids and/or the Belgian Law of 2 May 2007 on disclosure of major holdings in issuers whose shares are admitted to trading on a regulated market and laying down miscellaneous provisions) would hold on the same basis, in aggregate, approximately 44.1% of the Combined Group’s voting rights.

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

Fluctuations in the exchange rate between the euro, the South African rand, the Mexican peso and the U.S. dollar may increase the risk of holding our ADSs and shares.

Our shares currently trade on Euronext Brussels in euros and we have secondary listings of our shares on the Johannesburg Stock Exchange in South African rand and the Mexican Stock Exchange (Bolsa Mexicana de Valores) in Mexican pesos. Our ADSs trade on the New York Stock Exchange (“NYSE”) in U.S. dollars. Fluctuations in the exchange rate between the euro, the South African rand, the Mexican peso and the U.S. dollar may result in temporary differences between the value of our shares trading in different currencies, and between our shares and our ADSs, which may result in heavy trading by investors seeking to exploit such differences. Similarly, uncertainty over fiscal and budgetary challenges in the United States, South Africa, Mexico and/or Europe may negatively impact global economic conditions, and could trigger sharply increased trading and consequent market fluctuations, which would increase the volatility of, and may have an adverse effect upon, the price of our shares or ADSs.

In addition, as a result of fluctuations in the exchange rate between the U.S. dollar, the euro, the South African rand and the Mexican peso, the U.S. dollar equivalent of the proceeds that a holder of our ADSs would receive upon the sale in Belgium, South Africa or Mexico of any shares withdrawn from the American Depositary Receipt (“ADR”) depositary and the U.S. dollar equivalent of any cash dividends paid in euros on our shares represented by the ADSs could also decline.

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

Our constitutional documents provide for preference rights to be granted to our existing shareholders unless such rights are disapplied by resolution of our shareholders’ meeting or the Board of Directors. Our shareholders’ meeting or Board of Directors may disapply such rights in future equity offerings. In addition, certain shareholders (including shareholders resident in, or citizens of, certain jurisdictions, such as the United States, Australia, Canada and Japan) may not be entitled to exercise such rights even if they are not disapplied unless the rights and related shares are registered or qualified for sale under the relevant legislative or regulatory framework. As a result, there is the risk that investors may suffer dilution of their shareholding should they not be permitted to participate in preference right equity or other offerings that we may conduct in the future.

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

In general, the Belgian Corporate Governance Code is a code of best practice applying to Belgian listed companies on a non-binding basis. The Code applies a “comply or explain” approach, that is, companies may depart from the Code’s provisions if, as required by law, they give a reasoned explanation of the reasons for doing so.

We are relying on a provision in the NYSE Listed Company Manual that allows us to follow Belgian corporate law and the Belgian Corporate Governance Code with regard to certain aspects of corporate governance. This allows us to continue following certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the NYSE. In particular, the NYSE rules require a majority of the directors of a listed U.S. company to be independent while, in Belgium, only three directors need be independent. Our board currently comprises four independent directors and ten non-independent directors. See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Board of Directors.” The NYSE rules further require that each of the nominating, compensation and audit committees of a listed U.S. company be comprised entirely of independent directors. However, the Belgian Corporate Governance Code recommends only that a majority of the directors on each of these committees meet the technical requirements for independence under Belgian corporate law. All voting members of the Audit Committee are independent under the NYSE rules and Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our Nomination Committee and Remuneration Committee have members who would not be considered independent under NYSE rules, and therefore our Nomination Committee and Remuneration Committee would not be in compliance with the NYSE Corporate Governance Standards for domestic issuers in respect of the independence of these committees. However, both our Nomination Committee and Remuneration Committee are composed exclusively of non-executive directors who are independent of management and whom we consider to be free of any business or other relationship which could materially interfere with the exercise of their independent judgment. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—General—Information about Our Committees.”

Under Belgian corporate law, other than certain limited information that we must make public, our shareholders may not ask for an inspection of our corporate records, while under Delaware corporate law any shareholder, irrespective of the size of his or her shareholdings, may do so. Shareholders of a Belgian corporation are also unable to initiate a derivative action, a remedy typically available to shareholders of U.S. companies, in order to enforce a right of AB InBev, in case we fail to enforce such right ourselves, other than in certain cases of director liability under limited circumstances. In addition, a majority of our shareholders may release a director from any claim of liability we may have, including if he or she has acted in bad faith or has breached his or her duty of loyalty, provided, in some cases, that the relevant acts were specifically mentioned in the convening notice to the shareholders’ meeting deliberating on the discharge. In contrast, most U.S. federal and state laws prohibit a company or its shareholders from releasing a director from liability altogether if he or she has acted in bad faith or has breached his or her duty of loyalty to the company. Finally, Belgian corporate law does not provide any form of appraisal rights in the case of a business combination.

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

As a “foreign private issuer,” we are exempt from certain rules under the Exchange Act, that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions under Section 16 of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. Accordingly, there may be less publicly available information concerning us than there is for U.S. public companies.

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

We are the world’s largest brewer by volume and one of the world’s top five consumer products companies. As a consumer-centric, sales-driven company, we produce, market, distribute and sell a strong, balanced portfolio of well over 200 beer and other malt beverage brands. These include global brands Budweiser, Corona (except in the United States) and Stella Artois; multi-country brands such as Beck’s, Leffe and Hoegaarden; and many local brands such as Bud Light and Michelob Ultra in the United States, Corona Light, Modelo Especial, Modelo Light, Negra Modelo, Victoria and Pacifico in Mexico, Skol, Brahma and Antarctica in Brazil, Quilmes in Argentina, Jupiler in Belgium and the Netherlands, Hasseröder in Germany, Klinskoye and Sibirskaya Korona in Russia, Chernigivske in Ukraine, Harbin and Sedrin in China and Cass in South Korea. We also produce and distribute soft drinks, particularly in Latin America, and other near beer products, such as Lime-A-Rita and other Rita family products in the United States and MixxTail in China, Argentina and other countries.

Our dedication to quality goes back to a brewing tradition of more than 600 years and the Den Hoorn brewery in Leuven, Belgium, as well as the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. As of 31 December 2015, we employed more than 150,000 people, with operations in 26 countries across the world. Given the breadth of our operations, we are organized into seven business segments: North America, Mexico, Latin America North, Latin America South, Europe, Asia Pacific and Global Export & Holding Companies. The first six correspond to specific geographic regions in which our operations are based. As a result, we have a global footprint with a balanced exposure to developed and developing markets and production facilities spread across our six geographic regions, which we refer to as “Zones.”

We have significant brewing operations within the developed markets in our North America zone (which accounted for 25.8% of our consolidated volumes for the year ended 31 December 2015) and in a significant majority of our markets in our Europe zone (which accounted for 9.4% of our consolidated volumes for the year ended 31 December 2015). We also have significant exposure to developing markets in Latin America North (which accounted for 27.0% of our consolidated volumes in the year ended 31 December 2015), Asia Pacific (which accounted for 19.3% of our consolidated volumes in the year ended 31 December 2015), Mexico (which accounted for 9.1% of our consolidated volumes in the year ended 31 December 2015) and Latin America South (which accounted for 7.9% of our consolidated volumes in the year ended 31 December 2015).

Our 2015 volumes (beer and non-beer) were 457 million hectoliters and our revenue amounted to USD 43.6 billion.

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

We are a publicly traded company, with our primary listing on Euronext Brussels under the symbol ABI. We also have secondary listings on the Johannesburg Stock Exchange under the symbol ANB and the Mexican Stock Exchange under the symbol ABI. ADSs representing rights to receive our ordinary shares are listed and trade on the NYSE under the symbol BUD.

History and Development of the Company

Stella Artois’ dedication to quality goes back to a brewing tradition of more than 600 years and the Den Hoorn brewery in Leuven, Belgium. In 1717, Sébastien Artois, master brewer of Den Hoorn, took over the brewery and renamed it Sébastien Artois. In 1987, the two largest breweries in Belgium merged: Brouwerijen Artois NV, located in Leuven, and Brasserie Piedboeuf SA, founded in 1853 and located in Jupille, resulting in the formation of Interbrew SA. Interbrew operated as a family-owned business until December 2000, the time of its initial public offering on Euronext Brussels. The period since the listing of Interbrew on Euronext Brussels has been marked by increasing geographical diversification.

2004 marked a significant event in our history: the combination of Interbrew and Ambev, a Brazilian company listed (and currently still listed) on the New York Stock Exchange and on the São Paulo Stock Exchange, resulting in the creation of InBev. Ambev was itself created from the combination of two Brazilian beer companies, Brahma and Antarctica, over the course of 1999 and 2000. As of 31 December 2015, we had a 62.0% voting and economic interest in Ambev.

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

On 2 December 2009, we completed the sale of our Central European operations to CVC Capital Partners for an enterprise value of USD 2.2 billion, of which USD 1.6 billion was cash, USD 448 million was received as an unsecured deferred payment obligation with a six-year maturity and USD 165 million represented the estimated value to minorities. Under the terms of the agreement, our operations in Bosnia and Herzegovina, Bulgaria, Croatia, The Czech Republic, Hungary, Montenegro, Romania, Serbia and Slovakia were sold. On 15 July 2011, the deferred payment obligation, including accrued interest, was sold for USD 0.5 billion in cash. At the time of the 2009 sale to CVC Capital Partners, we also received additional rights under a Contingent Value Right Agreement to a future payment that was contingent on CVC’s return on its initial investments. On 15 June 2012, CVC sold the business to Molson Coors Brewing Company for an aggregate consideration of EUR 2.65 billion (USD 3.50 billion). We believe that as a result of the sale to Molson, the return earned by CVC Capital Partners triggered our right to a further payment. Following the conclusion in our favor of a declaratory action initiated by CVC Capital Partners in the English Commercial Court, we received approximately EUR 32 million (USD 42 million) in 2013 and EUR 147 million (USD 197 million) in 2014 from CVC. Appeals related to the EUR 147 million (USD 197 million) received to date have not yet concluded.

In 2009, we undertook a series of other disposals, including Tennent’s Lager brand, four metal beverage can and lid manufacturing plants and Busch Entertainment Corporation, and by the end of the year, we had completed our formal divestiture program resulting from the 2008 Anheuser-Busch acquisition, exceeding our target of USD 7.0 billion, with approximately USD 9.4 billion of asset disposals of which approximately USD 7.4 billion were realized cash proceeds.

On 11 May 2012, Ambev and E. León Jimenes S.A., which owned 83.5% of Cervecería Nacional Dominicana S.A., entered into a transaction to form a strategic alliance to create the leading beverage company in the Caribbean through the combination of their businesses in the region. Ambev’s initial indirect interest in Cervecería Nacional Dominicana S.A. was acquired through a cash payment of USD 1.0 billion and the contribution of Ambev Dominicana. Separately, Ambev Brazil acquired an additional stake in Cervecería Nacional Dominicana S.A. of 9.3%, which was owned by Heineken N.V., for USD 237 million at the closing date. During 2012 and 2013, as part of the same transaction, Ambev acquired additional stakes from other minority holders. As of 31 December 2015, Ambev owns a total indirect interest of 55.0% in Cervecería Nacional Dominicana S.A.

On 4 June 2013, we announced the completion of our combination with Grupo Modelo in a transaction valued at USD 20.1 billion. The combination was the natural next step given our economic stake of more than 50% in Grupo Modelo prior to the transaction and the successful long-term partnership between the two companies. The combined company benefits from the significant growth potential that Grupo Modelo brands such as Corona have globally outside of the United States, as well as locally in Mexico, where we have had the opportunity to introduce our brands through Grupo Modelo’s distribution network. The combination was completed through a series of steps that simplified Grupo Modelo’s corporate structure, followed by an all-cash tender offer by us for all outstanding Grupo Modelo shares that we did not own at that time for USD 9.15 per share. By 4 June 2013 and following the settlement of the tender offer, we owned approximately 95% of Grupo Modelo’s outstanding shares. Once the tender offer was completed and fully paid, we established and funded a trust to accept further tenders of shares by Grupo Modelo shareholders at a price of USD 9.15 per share over a period of up to 25 months from the completion of the combination.

In a transaction related to the combination with Grupo Modelo, select Grupo Modelo shareholders purchased a deferred share entitlement to acquire the equivalent of approximately 23.1 million AB InBev shares, to be delivered within five years, for consideration of approximately USD 1.5 billion. This investment occurred on 5 June 2013.

On 7 June 2013, in another transaction related to the combination with Grupo Modelo, Grupo Modelo completed the sale of its U.S. business to Constellation Brands, Inc. for approximately USD 4.75 billion, in aggregate, subject to a post-closing adjustment of approximately USD 558 million, which was paid by Constellation Brands, Inc. on 6 June 2014. The transaction included the sale of Grupo Modelo’s Piedras Negras brewery, Grupo Modelo’s 50% stake in Crown Imports and perpetual rights to certain of Grupo Modelo’s brands in the United States. As a consequence, we have granted Constellation Brands, Inc. the exclusive right to market and sell Corona and certain other Grupo Modelo brands in the 50 states of the United States, the District of Columbia and Guam.

On 1 April 2014, we announced the completion of our reacquisition of Oriental Brewery, the leading brewer in South Korea, from KKR and Affinity Equity Partners. The enterprise value for the transaction was USD 5.8 billion, and as a result of an agreement entered into with KKR and Affinity Equity Partners in 2009, we received approximately USD 320 million in cash at closing from this transaction, subject to closing adjustments according to the terms of the transaction. This acquisition returns Oriental Brewery to our portfolio after we sold the company in July 2009, following the combination of InBev and Anheuser-Busch, in support of our deleveraging target.

During 2014, we purchased USD 1.0 billion of Grupo Modelo shares through the trust established to accept further tender of shares and, during 2015, we performed a mandatory tender offer and purchased all outstanding Grupo Modelo shares held by third parties for a total consideration of USD 483 million. Once such purchases were completed, by August 2015 we owned 99.9% of Grupo Modelo’s outstanding shares, and carried out a process with the Mexican Securities and Exchange Commission and the Mexican Stock Exchange pursuant to which Grupo Modelo (i) cancelled its registry of shares with the Mexican National Securities Registry, (ii) delisted its shares from the Mexican Stock Exchange and (iii) as a consequence of the actions listed in (i) and (ii) above, as well as the resolutions adopted by its shareholders in October 2015, Grupo Modelo was transformed from a publicly listed Mexican company into a Mexican limited liability company (sociedad de responsabilidad limitada), and became 100% owned by us.

On 11 November 2015, our board and the board of SABMiller announced that they had reached agreement on the terms of a recommended acquisition by us of the entire issued and to be issued share capital of SABMiller. The Transaction will be implemented through a series of stages including the acquisition of SABMiller by Newbelco. We will merge into Newbelco so that, following completion of the Transaction, Newbelco will be the new holding company for the Combined Group.

Also on 11 November 2015, we announced an agreement under which Molson Coors will purchase the whole of SABMiller’s interest in MillerCoors LLC, a joint venture in the U.S. and Puerto Rico between Molson Coors and SABMiller, together with rights to the Miller brand globally, in a related transaction, conditional upon the completion of our Transaction. The purchase agreement between us and Molson Coors Brewing Company dated 11 November 2015 has been filed as Exhibit 4.28 to this Form 20-F. In addition, on 10 February 2016, we announced that we received a binding offer from Asahi to acquire SABMiller’s Peroni, Grolsch and Meantime brand families and their associated business (excluding certain rights in the U.S.), and on 2 March 2016, we announced that we had entered into an agreement to sell SABMiller’s 49% interest in CR Snow to China Resources Beer (Holdings) Co. Ltd., in each case with the goal of proactively addressing potential regulatory considerations regarding the Transaction.

Subject to the satisfaction or waiver of all pre-conditions to making a formal offer and conditions to completion, the Transaction and related divestitures are currently expected to be completed in the second half of 2016. We are exposed to risks related to the closing of the Transaction, significant costs related to the Transaction, potential difficulties in the integration of SABMiller into our existing operations and the delivery of cost synergies from the acquisition of SABMiller, which may have an adverse effect on our results of operations, as discussed in more detail in “Item 3. Key Information—Risk Factors—Risks Relating to the Transaction.”

Furthermore, during 2014 and 2015, we performed a series of investments and disposals. For further details, see “Item 5. Operating and Financial Review—G. Liquidity and Capital Resources—Investments and Disposals.”

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

We believe that in 2015 the approximate industry volumes and our approximate market shares by volume in our top four markets are as follows:

	Total industry volume (million hectoliters)(1)	Our estimated market share (%)(1)
China	399.4	18.6%
United States	233.7	45.8%
Brazil	126.4	67.5%
Mexico	71.5	58.2%

Notes:

(1)	Total industry volume figures are based on total beer industry sales or consumption volumes in the relevant market, except for the China volume figures, which are based on total industry production volumes. Sources for market share: China—Seema International Limited; United States—Beer Institute and SymphonyIRI; Brazil—AC Nielsen Audit Total Trade; Mexico—Cámara Nacional de la Industria de la Cerveca y de la Malta.

We have been the global leader in the brewing industry by volume for the past eight years, and, in 2015, were one of the largest consumer products companies worldwide, measured by EBITDA, as defined. We hold the number one position in terms of total market share of beer by volume, based on our estimates, in the United States, Mexico and Brazil, three of the top five most profitable beer markets in the world. We estimate that we hold the number three position in total market share of beer by volume and the number one position by volume in the fast-growing premium beer category in China, the world’s largest beer market by volume.

Management believes that it can realize significant upside potential by continuing to roll out our brands using our global distribution platform.

Geographic diversification

Our geographically diversified platform balances the growth opportunities of developing markets with the stability and strength of developed markets. With significant operations in both the Southern and Northern Hemispheres, we benefit from a natural hedge against market, economic and seasonal volatility.

Developed markets represented approximately 48% of our 2015 revenue and developing markets represented 52% of our 2015 revenue. Our developing markets include Brazil (which represents 18.5% of our 2015 revenue), Argentina, China, Mexico, Russia, Bolivia, Paraguay, Ukraine and South Korea. We also have equity investments in brewers in China.

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

With well over 200 brands, of which 19 had an estimated retail sales value of over USD 1 billion in 2015, we believe our portfolio is the strongest in the industry. Six of our brands—Bud Light, Budweiser, Corona, Skol, Stella Artois and Brahma—are ranked among the Global Top Ten most valuable beer brands by BrandZ™.

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

Focus brands represented 69.6% of our own beer volume and grew by 0.4% in 2015. Our global brands grew 7.3% in 2015, led by growth in Budweiser, Corona and Stella Artois of 6.9%, 8.1% and 7.5%, respectively.

Strong consumer insights-driven brand development capabilities

As a consumer insights-driven company, we continue to strive to understand the values, lifestyles and preferences of both today’s and tomorrow’s consumers. We expect that this will allow us to remain relevant, as well as build fresh appeal and competitive advantage through innovative products and services tailored to meet evolving consumer needs. We believe that consumer demand can be best anticipated by a close relationship between our innovation and insight teams in which current and expected market trends trigger and drive research processes. Successful examples of recently developed products include Bud Light Platinum, the Rita family of products and a re-closeable 16-ounce aluminum bottle (United States), Skol Beats Senses and Brahma 0.0 (Brazil), MixxTail (Argentina and China), Cubanisto (United Kingdom and France) and Budweiser Supreme (China).

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

Strict financial discipline

World-class efficiency has been, and will remain, a long-term focus across all markets, all lines of business and under all economic circumstances. Avoiding unnecessary costs is a core competency within our culture. We distinguish between “non-working” and “working” expenses, the latter having a direct impact on our consumers and our customers, and therefore on our sales volumes and revenues. As a result, we have implemented, and will continue to develop, programs and initiatives aimed at reducing non-working expenses. This strict financial discipline has allowed us to develop a “Cost—Connect—Win” model in which savings from reducing non-working expenses are used to fund sales and marketing investments designed to connect with our consumers and customers and to win by achieving long-term, profitable growth.

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

•

Business Shared Services Centers: We have established a number of business shared services centers across our Zones which focus on transactional and support activities within our group. These centers help to standardize working practices and identify and disseminate best practices.

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

•

the combination with Grupo Modelo in June 2013. By the end of 2015, we had realized cost synergies of approximately USD 940 million and expect to deliver the remaining cost savings toward our USD 1 billion target during the first half of 2016.

•	the reacquisition of Oriental Brewery, the leading brewer in South Korea, which was completed on 1 April 2014.

•

the proposed acquisition of SABMiller, which was announced on 11 November 2015. Per that announcement, we expect pre-tax cost synergies to reach a recurring annual run rate of USD 1.4 billion by the end of the fourth year following completion. Such synergies are expected to be incremental to the aggregate annual run rate cost-saving initiatives of at least USD 1.05 billion by 31 March 2020, announced by SABMiller on 9 October 2015.

Our strong track record also extends to successfully integrating brands such as Budweiser, Corona and Stella Artois into our global brand portfolio and distribution network, including leveraging Ambev’s distribution channels in Latin America and Canada.

Strategy

Our strategy is based on our Dream to be “the Best Beer Company Bringing People Together for a Better World”

The guiding principle for our strategy is a Dream to be “the Best Beer Company Bringing People Together for a Better World.” The “Best Beer Company” element relates primarily to our aim of building and maintaining highly profitable operations, with leading brands and market positions wherever we choose to operate. With our strong brand portfolio, we are “Bringing People Together” in ways that few others can. By building common ground, strengthening human connections and helping our consumers share unique experiences, we are able to achieve something together that cannot be accomplished alone. The term “Better World” articulates our belief that all stakeholders will benefit from good corporate citizenship, finding its expression in our work to promote responsible enjoyment of our products, protecting the environment and giving back to the communities in which we operate. We discourage consumers from excessive or underage drinking and drinking and driving. We achieve this through marketing campaigns and program initiatives, including our Smart Drinking Goals, often in partnership with governments, other private sector companies and community organizations, as well as ensuring that our marketing is directed to legal age consumers, as outlined in our Responsible Marketing and Communications Code. For further information about our Smart Drinking Goals, see “Item 4. Information on the Company—B. Business Overview—13. Social and Community Matters.”

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

•

In partnership with distributors, off-trade retailers and on-trade points of sale, we seek to build connections with our consumers at the point-of-sale by further improving the quality of the consumer’s shopping experience and consumption occasions.

•

We leverage social media platforms to reach out to existing and potential consumers and build connections with our brands. Social media is becoming increasingly important to the development of our brands, and has become an important platform in building connections with digitally savvy, legal drinking age consumers.

Second, we strive to continuously improve efficiency by unlocking the potential for variable and fixed-cost savings.

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

•

A combination of revenue growth ahead of the industry and inflation, a more premium brand mix, and cost increases below inflation should enable us to deliver on our commitment of long-term margin enhancement.

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

•

In terms of long-term capital allocation, we will continue to prioritize investment in the organic growth of our business. Non-organic, external growth is a core competency and we will continue to consider suitable opportunities as and when they arise. In the absence of appropriate external growth opportunities, surplus cash flow should be returned to shareholders, with dividends providing a predictable growing flow. Our goal is to reach a dividend yield in line with other large capitalization consumer goods companies, in the 3% to 4% range, with low volatility consistent with the non-cyclical nature of our business. In addition, our optimal capital structure is a net debt to EBITDA, as defined (adjusted for exceptional items), ratio of 2x, and around this level, the return of cash to shareholders should be comprised of both dividends and share buybacks. Net debt to EBITDA, as defined (adjusted for exceptional items), increased from 2.27x for the 12-month period ending 31 December 2014 to 2.51x for the 12-month period ending 31 December 2015, both on a reported basis. In 2015, we conducted a successful share buyback program in relation to our various share delivery commitments under the stock ownership plan, in which 8,200,090 ordinary shares were repurchased for a total consideration of approximately USD 1 billion. We expect our net debt to EBITDA, as defined (adjusted for exceptional items), ratio to increase meaningfully in excess of 2x upon completion of the Transaction.

General factors facilitate the implementation of our corporate strategy

We have identified a number of other factors which we believe will facilitate the implementation of our corporate strategy:

•	a disciplined approach to innovation, aimed at invigorating the beer category and increasing our share of the beer and total alcohol markets;

•	a strong company culture, investing in people and maintaining a strong target-related compensation structure;

•	best-in-class financial discipline spread throughout the whole organization; and

•	a strong Better World platform, which links our business objectives to our consumers and our social responsibility initiatives.

2.	PRINCIPAL ACTIVITIES AND PRODUCTS

We produce, market, distribute and sell a strong portfolio of well over 200 beer and malt beverage brands. We have a global footprint with a balanced exposure to developed and developing markets and production facilities spread across our Zones.

Our production and distribution facilities and other assets are predominantly located in the same geographical areas as our consumers. We set up local production when we believe that there is substantial potential for local sales that cannot be addressed in a cost-efficient manner through exports or third-party distribution into the relevant country. Local production also helps us to reduce, although it does not eliminate, our exposure to currency movements.

The table below sets out the main brands we sell in the markets listed below as of 31 December 2015.

Market	Global brands	Multi-country brands	Local brands
North America
Canada	Budweiser, Corona, Stella Artois	Beck’s, Hoegaarden, Leffe	Beer: Alexander Keith’s, Bass, Bud Light, Kokanee, Labatt, Lakeport, Lucky, Oland, Mike’s Hard Lemonade, Okanagan, Palm Bay, Stanley Park, Mill Street
United States	Budweiser, Stella Artois	Beck’s, Hoegaarden, Leffe	Beer: Bass, Bud Light, Busch, Goose Island, Michelob Ultra, Natural Light, Shock Top, Blue Point, Busch Light, Bud Light, Lime-A-Rita Family, MixxTail, Oculto, 10 Barrel, Elysian, Golden Road, Four Peaks
Mexico	Budweiser, Corona, Stella Artois	—	Beer: Bud Light, Modelo Especial, Victoria, Pacifico, Negra Modelo, Modelo Ambar, Modelo Light, Barrilito, Estrella, Leon, Montejo, Tropical, Ideal, Mexicali, Day of the Dead, Tijuana
Latin America
Argentina	Budweiser, Corona, Stella Artois	Beck’s, Hoegaarden, Leffe	Beer: Andes, Brahma, Norte, Patagonia, Quilmes, Iguana, Franziskaner, MixxTail, Lowenbrau, Pilsen, Negra Modelo Non-beer: 7UP, Pepsi, H2OH!, Mirinda, Paso de los Toros, Tropicana, Gatorade
Bolivia	Corona, Stella Artois	—	Beer: Paceña, Taquiña, Huari Non-beer: 7UP, Pepsi
Brazil	Budweiser, Corona, Stella Artois	Hoegaarden, Leffe	Beer: Antarctica, Bohemia, Brahma, Skol, Colorado Non-beer: Guaraná Antarctica, Pepsi
Chile	Budweiser, Corona, Stella Artois	—	Beer: Baltica, Becker, Brahma
Colombia	Budweiser, Corona, Stella Artois	—	Beer: Bogota Beer Company, Modelo Especial, Bud Light
Dominican Republic	Budweiser, Corona, Stella Artois	Hoegaarden, Leffe	Beer: Brahma, Presidente, Bohemia, The One Non-beer: Pepsi, 7UP, Red Rock
Ecuador	Budweiser	—	Beer: Brahma, Biela
Guatemala	Budweiser, Corona, Stella Artois	Beck’s, Hoegaarden, Leffe	Beer: Brahva, Modelo Especial, Bud Light

Market	Global brands	Multi-country brands	Local brands
Paraguay	Budweiser, Corona, Stella Artois	—	Beer: Baviera, Brahma, Ouro Fino, Pilsen
Peru(1)	Budweiser, Corona, Stella Artois	—	Beer: Brahma, Lowenbrau
Uruguay	Budweiser, Corona, Stella Artois	—	Beer: Pilsen, Norteña, Patricia, Zillertal Non-beer: 7UP, Pepsi, H2OH!
Europe
Belgium	Budweiser, Stella Artois	Beck’s, Hoegaarden, Leffe	Beer: Belle-Vue, Jupiler, Vieux Temps
France	Budweiser, Corona, Stella Artois	Beck’s, Hoegaarden, Leffe	Beer: Belle-Vue, Boomerang, Loburg
Germany	—	Beck’s	Beer: Diebels, Franziskaner, Haake-Beck, Hasseröder, Löwenbräu, Spaten, Gilde, Lindener, Ratskeller
Luxembourg	Stella Artois	Beck’s, Hoegaarden, Leffe	Beer: Diekirch, Jupiler, Mousel
Netherlands	Corona, Stella Artois	Beck’s, Hoegaarden, Leffe	Beer: Dommelsch, Jupiler, Hertog Jan
United Kingdom	Budweiser, Corona, Stella Artois	Beck’s, Hoegaarden, Leffe	Beer: Bass, Boddingtons, Brahma, Mackeson, Cubanisto, Camden Town
Italy	Budweiser, Corona, Stella Artois	Beck’s, Hoegaarden, Leffe	Beer: Franziskaner, Löwenbräu, Spaten
Spain	Corona, Stella Artois	Beck’s, Leffe	Beer: Franziskaner
Russia	Bud, Corona, Stella Artois	Hoegaarden, Leffe	Beer: Bagbier, Brahma, Klinskoye, Löwenbräu, Sibirskaya Korona, T, Tolstiak, Spaten, Franziskaner
Ukraine	Bud, Corona, Stella Artois,	Beck’s, Hoegaarden, Leffe	Beer: Chernigivske, Rogan, Yantar
Asia Pacific
China	Budweiser, Corona, Stella Artois	Beck’s, Hoegaarden, Leffe	Beer: Harbin, Sedrin, Big Boss, Ginsber, MixxTail
South Korea	Budweiser, Corona, Stella Artois	Hoegaarden	Beer: Cass, OB

Notes:

(1)	We divested our soft drink business in Peru in July 2015.

The table below sets out our sales broken down by business segment for the periods shown:

	2015		2014		2013
Market	Revenue(1) (USD million)	Revenue (% of total)	Revenue(1) (USD million)	Revenue (% of total)	Revenue(1) (USD million)	Revenue (% of total)
North America	15,603	35.8%	16,093	34.2%	16,023	37.1%
Mexico(2)	3,951	9.1%	4,619	9.8%	2,769	6.4%
Latin America North(4)	9,096	20.9%	11,269	23.9%	10,877	25.2%
Latin America South	3,458	7.9%	2,961	6.3%	3,269	7.6%
Europe(3)(4)	4,012	9.2%	4,865	10.3%	5,065	11.7%
Asia Pacific(5)	5,555	12.7%	5,040	10.7%	3,354	7.8%
Global Export & Holding Companies	1,929	4.4%	2,216	4.7%	1,839	4.2%

Total	43,604	100.0%	47,063	100.0%	43,195	100.0%

Notes:

(1)	Gross revenue (turnover) less excise taxes and discounts. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to our customers.

(2)	Following the combination with Grupo Modelo, we are fully consolidating Grupo Modelo in our financial reporting as of 4 June 2013 and are reporting the Grupo Modelo revenue in the reported revenue as of that date. Grupo Modelo results are reported according to their geographical presence in the following segments: the Mexico beer and packaging businesses are reported in the Mexico zone, the Spanish business is reported in the Europe zone and the Export business is reported in the Global Export & Holding Companies segment.
(3)	Effective 1 January 2014, we created a single Europe zone by combining two preexisting Zones: Western Europe and Central & Eastern Europe.
(4)	As part of the creation of a single Europe zone, our interest in a joint venture in Cuba through our subsidiary Ambev was moved from the Western Europe zone to the Latin America North zone. The figures for both Zones reflect this allocation from 1 January 2014.
(5)	Following the reacquisition of Oriental Brewery, we are fully consolidating Oriental Brewery in our financial reporting as of 1 April 2014 and are reporting the Oriental Brewery revenue in the reported revenue as of that date. Oriental Brewery results are reported in the Asia Pacific zone.

For a discussion of changes in revenue, see “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2015 Compared to the Year Ended 31 December 2014—Revenue” and “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2014 Compared to the Year Ended 31 December 2013—Revenue.”

The table below sets out the breakdown between our beer and non-beer volumes and revenue. Based on our actual historical financial information for these periods, our non-beer activities accounted for 9.6% of consolidated volumes in 2015, 10.2% of consolidated volumes in 2014 and 11.0% of consolidated volumes in 2013. In terms of revenue, our non-beer activities generated 6.9% of consolidated revenue in 2015, compared to 8.4% in 2014 and 9.5% in 2013 based on our actual historical financial information for these periods.

	Beer(1)(3)			Non-Beer(4)			Consolidated
	2015	2014	2013	2015	2014	2013	2015	2014	2013
Volume (million hectoliters)	413	411	379	44	47	47	457	459	426
Revenue(2) (USD million)	40,595	43,116	39,080	3,009	3,947	4,115	43,604	47,063	43,195

Notes:

(1)	Beer volumes and revenue include not only brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network, particularly in Western Europe.
(2)	Gross revenue (turnover) less excise taxes and discounts. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to our customers.
(3)	The beer category includes flavored malt beverages, such as the Rita family of beverages and MixxTail.
(4)	The non-beer category includes soft drinks and certain other beverages, such as Stella Artois Cidre.

Beer

We manage a portfolio of well over 200 brands of beer. Our beer portfolio is divided into global brands, multi-country brands and local brands. Our brands are our foundation and the cornerstone of our relationships with consumers. We invest in our brands to create a long-term and sustainable competitive advantage by meeting the various needs and expectations of consumers and by developing leading brand positions around the globe.

On the basis of quality and price, beer can be differentiated into the following categories:

•	Premium or high-end brands;

•	Core brands; and

•	Value, discount or sub-premium brands.

Our brands are positioned across all these categories. For example, a global brand like Stella Artois generally targets the premium category across the globe, while a local brand like Natural Light targets the sub-premium category in the United States. In the United States, Bud Light targets the premium light or mainstream category, which is equivalent to the core category in other markets. We have a particular focus on core to premium categories, but intend to be present in the value category if the market structure in a particular country necessitates this presence.

We make clear category choices and, within those categories, clear brand choices. Examples of these choices include the focus on the core Quilmes brand in Argentina, on the core category in Brazil, on the core and premium categories in Canada, on core and premium brands in Russia and on the multi-country premium, domestic premium and core categories in China. The majority of our resources are directed to our “focus brands,” those brands that we believe have the greatest growth potential in their relevant consumer categories. In 2015, our focus brands accounted for 69.6% of our own beer volume.

Consumer preferences can change over time, especially in the face of challenging economic circumstances, such as those faced in many markets between 2008 and 2015. However, we believe we are well placed to deal with short-term trend changes from a portfolio perspective, while continuing our long-standing strategy of driving growth in the core and premium beer categories. We aim to continue with our focus brands strategy, which addresses the desire of consumers to trade up from value to core and from core to premium brands.

Our portfolio includes three global brands with worldwide distribution:

•

Budweiser is our largest global flagship brand, accounting for 11.3% of our total company own beer volumes in 2015. Globally, Budweiser volumes have grown every year since 2010, including growth of 6.9% in 2015, driven by strong growth in China and Brazil. Budweiser was a sponsor of the 2014 FIFA World Cup™ and has confirmed its sponsorship of the 2018 and 2022 FIFA World Cups™;

•

Corona is the best-selling Mexican beer in the world and the leading beer brand in Mexico. Corona is available in more than 120 countries. In 2015, it was ranked number six in the Brandz™ list of most valuable beer brands worldwide. We have granted Constellation Brands, Inc. the exclusive right to market and sell Corona and certain other Grupo Modelo brands in 50 states of the United States, the District of Columbia and Guam; and

•

Stella Artois is the number one Belgian beer in the world according to Plato Logic Limited. Stella Artois is distributed in over 90 countries worldwide and has strong global potential. Stella Artois is a premium lager with a heritage dating back to our foundations in 1366. Our top three markets for Stella Artois are currently the United Kingdom, United States and Argentina. Building upon the strength of this brand in the United Kingdom, we launched Stella Artois Cidre in 2011, Stella Artois Cidre Pear in 2012 and Stella Artois Cidre Raspberry in 2014. In the United States, Stella Artois Cidre was launched in 2013.

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

•	Leffe, a rich, full-bodied beer that hails from Belgium, has the longest heritage in our beer portfolio and is available in over 70 countries worldwide; and

•

Hoegaarden, a high-end Belgian wheat (or “white”) beer. Based on its brewing tradition dating back to 1445, Hoegaarden is top fermented and then refermented in the bottle or keg leading to its distinctive cloudy white appearance.

More locally, we manage numerous well-known “local champions,” which form the foundation of our business. The portfolio of local brands includes:

North America

•

Bud Light is the best-selling beer in the United States and the leader in the premium light category. It is the official sponsor of the NFL (National Football League), with a six-year sponsorship agreement ending in 2016, which has been extended by six years to 2022. In the United States, its share of the premium light category is approximately 44.6%, more than the combined share of the next two largest core brands (based on IRI estimates).

•

Michelob ULTRA was rolled out nationally in the United States in 2002 and is estimated to be the number nine brand in the United States according to Beer Marketer’s Insights. Michelob ULTRA was the fastest growing beer brand in the United States in 2015, according to IRI.

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

We have also continued to expand our global portfolio of non-alcoholic beverages, including, for example, the launch of Hoegaarden 0.0% in Belgium for consumers who prefer non-alcoholic alternatives. In addition, in 2015, Brahma 0.0% became the number one non-alcoholic beer in Brazil, reaching 71.9% market share in the category according to AC Nielsen. See “Item 4. Information on the Company—B. Business Overview—2. Principal Activities and Products—Beer” for more information.

Near Beer

Some of our recent innovations, which often involve other malt beverages, have stretched beyond typical beer occasions, such as the Rita family in the United States and MixxTail in China and Argentina. These innovations are designed to grow the near beer category and improve our market share of alcoholic beverage categories other than beer, by addressing changing consumer trends and preferences, including, for example, a preference for sweeter tasting liquids with higher alcohol content.

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

Since 2006, Anheuser-Busch has provided coordination services for the distribution of Monster Energy Company (“Monster”) energy drinks in portions of the United States, and certain wholly owned and independent Anheuser-Busch wholesalers have distributed the products in local markets. Additionally, Ambev sells and distributes Monster Energy drinks in Brazil pursuant to a distribution agreement executed in November 2012. In 2015, Monster entered into an investment and distribution arrangement with The Coca-Cola Company and The Coca-Cola Company became Monster’s preferred global distributor, including in the United States. As a result, during 2015, Monster terminated most of its agreements with Anheuser-Busch wholesalers relating to local distribution of Monster products in the United States, including all such agreements with Anheuser-Busch’s wholly owned wholesalers.

3.	MAIN MARKETS

We are a global brewer, with sales in over 130 countries across the globe.

The last two decades have been characterized by rapid growth in fast-growing developing markets, notably in regions in Latin America North, Latin America South and Asia Pacific, where we have significant sales. The table below sets out our total volumes broken down by business segment for the periods shown:

	2015		2014		2013
Market	Volumes (million hectoliters)	Volumes (% of total)	Volumes (million hectoliters)	Volumes (% of total)	Volumes (million hectoliters)	Volumes (% of total)
North America	118	25.8%	121	26.4%	122	28.7%
Mexico(1)	42	9.1%	39	8.5%	22	5.3%
Latin America North(3)	123	27.0%	125	27.3%	119	28.0%
Latin America South	36	7.9%	37	8.0%	37	8.7%
Europe(2)(3)	43	9.4%	44	9.7%	47	11.2%
Asia Pacific	88	19.3%	83	18.0%	66	15.4%
Global Export & Holding Companies(4)	7	1.5%	10	2.1%	12	2.8%

Total	457	100.0%	459	100.00%	426	100.0%

Notes:

(1)	Following the combination with Grupo Modelo. we are fully consolidating Grupo Modelo in our financial reporting as of 4 June 2013 and are reporting the Grupo Modelo volumes in the reported volumes as of that date. Grupo Modelo results are reported within the relevant zone where we have existing local operations. The Mexico beer and packaging businesses are reported in the Mexico zone. The remaining Export business is reported in the Global Export & Holding Companies segment.
(2)	Effective 1 January 2014, we created a single Europe zone by combining two preexisting Zones: Western Europe and Central & Eastern Europe.
(3)	As part of the creation of a single Europe zone, our interest in a joint venture in Cuba through our subsidiary Ambev was moved from the Western Europe zone to the Latin America North zone. The figures for both Zones reflect this allocation from 1 January 2014.

(4)	Following the reacquisition of Oriental Brewery, we are fully consolidating Oriental Brewery in our financial reporting as of 1 April 2014 and are reporting the Oriental Brewery volumes in the reported volumes as of that date. Oriental Brewery results are reported in the Asia Pacific zone.

On an individual country basis, our largest markets by volume, during the year ended 31 December 2015, were Argentina, Belgium, Brazil, Canada, China, the Dominican Republic, Germany, Mexico, Russia, South Korea, Ukraine, the United Kingdom and the United States, with each market having its own dynamics and consumer preferences and trends. Given the breadth of our brand portfolio, we believe we are well placed to address changing consumer needs in the various categories (premium, core and value) within any given market.

4.	COMPETITION

Historically, brewing was a local industry with only a few players having a substantial international presence. Larger brewing companies often obtained an international footprint through direct exports, licensing agreements and joint venture arrangements. However, the last several decades have seen a transformation of the industry, with a prolonged period of consolidation. This trend started within the more established beer markets of Western Europe and North America, and took the form of larger businesses being formed through merger and acquisition activity within national markets. More recently, consolidation has also taken place within developing markets. Over the last decade, the global consolidation process has accelerated, with brewing groups making significant acquisitions outside of their domestic markets and increasingly looking to purchase other regional brewing organizations. As a result of this consolidation process, the absolute and relative size of the world’s largest brewers has substantially increased. Therefore, today’s leading international brewers have significantly more diversified operations and have established leading positions in a number of international markets.

We have participated in this consolidation trend and grown our international footprint through a series of mergers and acquisitions described in “—A. History and Development of the Company” which include:

•	the acquisition of Labatt in 1995;

•	the acquisition of Beck’s in 2002;

•	the acquisition of Ambev and Quilmes Industrial S.A. in 2003;

•	the creation of InBev in 2004, through the combination of Interbrew and Ambev;

•	the Anheuser-Busch acquisition in November 2008;

•	the combination with Grupo Modelo in June 2013; and

•	the reacquisition of Oriental Brewery in April 2014.

The ten largest brewers in the world in 2014 in terms of volume are as set out in the table below.

Rank	Name	Volume (million hectoliters)(1)
1	AB InBev	411.9
2	SABMiller	291.7
3	Heineken	210.5
4	Carlsberg	129.4
5	Tsingtao (Group)	91.5
6	Molson Coors Brewing Company	63.4
7	Beijing Yanjing	53.2
8	Kirin	42.1
9	Castel BGI	30.7
10	Asahi	29.9

Note:

(1)	Source: Plato Logic Limited report for the calendar year 2014 (published in December 2015). AB InBev volumes indicated here are Plato Logic Limited’s estimates of our beer-only volumes and do not include volumes of associates. Our own beer volumes for the year ended 2014 were 408 million hectoliters and were 410 million hectoliters for the year ended 31 December 2015.

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

We are reducing the number of our suppliers in each region to develop closer relationships that allow for lower prices and better service, while at the same time ensuring that we are not entirely dependent on a single supplier. We hedge some of our commodities contracts on the financial markets and some of our malt requirements are purchased on the spot market. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market Risk, Hedging and Financial Instruments” and note 27 to our audited financial information as of 31 December 2015 and 2014, and for the three years ended 31 December 2015, for further details on commodities hedging.

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

Beverage Production Facilities

Our beverage production facilities comprised 156 breweries and/or non-beer plants as of 31 December 2015 spread across our Zones. Of these 156 plants, 127 produced only beer and other alcoholic malt beverages, 12 produced only soft drinks and 17 produced beer, other alcoholic malt beverages and soft drinks. Except in limited cases (for example, our Hoegaarden brewery in Belgium), our breweries are not dedicated to one single brand of beer. This allows us to allocate production capacity efficiently within our group.

The table below sets out, for each of our Zones in 2015, the number of our beverage production plants (breweries and/or non-beer drink plants) as well as the plants’ overall capacity and shipment volumes.

		2015 volumes(1)(4)		Annual engineering capacity as of 31 December 2015(4)
Zone	Number of plants(4)	Beer (khl)(2)	Non-Beer(3) (khl)	Beer (khl)(2)	Non-Beer(3) (khl)
North America	25	118,151	0	135,912	0
Mexico	9	41,629	0	64,232	0
Latin America North	35	92,366	31,102	144,781	56,998
Latin America South	22	23,229	12,756	31,296	20,489
Europe	23	42,955	0	75,235	0
Asia Pacific	42	88,218	0	156,260	0

Total(5)	156	406,548	43,858	607,717	77,487

Notes:

(1)	Reported volumes.
(2)	For purposes of this table, the beer category includes near beer beverages, such as the Rita family of beverages and MixxTail.
(3)	The non-beer category includes soft drinks and certain other beverages, such as Stella Artois Cidre.
(4)	Excludes our joint ventures.
(5)	Excludes Global Export & Holding Companies with 2015 beer volumes of 6.9 million hectoliters.

Non-Beverage Production Facilities

Our beverage production plants are supplemented and supported by a number of plants and other facilities that produce raw materials and packaging materials for our beverages. The table below provides additional detail on these facilities as of 31 December 2015.

Type of plant / facility	Number of plants/facilities(1)	Countries in which plants / facilities are located(1)
Malt plants	14	Argentina, Brazil, Mexico, Russia, South Korea, United States, Uruguay
Rice mill	1	United States
Corn grits	5	Argentina, Bolivia, Brazil
Hop farms	2	Germany, United States
Hop pellet plant	1	Argentina
Guaraná farm	1	Brazil
Glass bottle plants	6	Brazil, Mexico, Paraguay, United States
Bottle cap plants	3	Argentina, Brazil, Mexico
Label plant	1	Brazil
Can plants	7	Bolivia, Mexico, United States
Can lid manufacturing plants	2	United States
Crown and closure liner material plant	1	United States
Syrup plant	2	Brazil
Sand quarries	1	Mexico

Notes:

(1)	Excludes plants and facilities owned by joint ventures.

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

For example, in 2015, in China, we closed four older breweries, while opening three new breweries in the Heilongjiang, Yunnan and Jiangxi provinces. Additionally, we further expanded three existing breweries and continue scoping requirements for capacity additions and expansions to support this growing market. We also invested in additional brewing, packaging and distribution capacities in Brazil, Mexico, the U.S., Uruguay and Belgium to meet our future demand expectations in these countries.

Our capital expenditures are primarily funded through cash from operating activities and are for production facilities, logistics, administrative capabilities improvements, hardware and software.

We may also outsource, to a limited extent, the production of items that we are either unable to produce in our own production network (for example, due to a lack of capacity during seasonal peaks) or for which we do not yet want to invest in new production facilities (for example, to launch a new product without incurring the full associated start-up costs). Such outsourcing mainly relates to secondary repackaging materials that we cannot practicably produce on our own, in which case our products are sent to external companies for repackaging (for example, gift packs with different types of beers).

Logistics

Our logistics organization is composed of (i) a first tier, which comprises all inbound flows into the plants of raw materials and packaging materials and all the outbound flows from the plants into the second drop point in the chain (for example, distribution centers, warehouses, wholesalers or key accounts), and (ii) a second tier, which comprises all distribution flows from the second drop point into the customer delivery tier (for example, pubs or retailers).

Transportation is mainly outsourced to third-party contractors, although we do own a small fleet of vehicles in certain countries where it makes economic or strategic sense.

Most of our breweries have a warehouse that is attached to its production facilities. In places where our warehouse capacity is limited, external warehouses are rented. We strive to centralize fixed costs, which has resulted in some plants sharing warehouse and other facilities with each other.

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

The distribution of beer, other alcoholic beverages and non-beer drinks varies from country to country and from region to region. The nature of distribution reflects consumption patterns and market structure, geographical density of customers, local regulation, the structure of the local retail sector, scale considerations, market share, expected added-value and capital returns, and the existence of third-party wholesalers or distributors. In some markets, brewers distribute directly to customers (for example, in Belgium). In other markets, wholesalers may play an important role in distributing a significant proportion of beer to customers either for legal reasons (for example, in certain U.S. states and Canada where there may be legal constraints on the ability of a beer manufacturer to own a wholesaler), or because of historical market practice (for example, in China, Russia and Argentina). In some instances, we have acquired third-party distributors to help us self-distribute our products as we have done in Brazil and Mexico.

The products we brew in the United States are sold to approximately 500 wholesalers for resale to retailers, with some entities owning more than one wholesalership. As of the end of 2015, we owned 21 of these wholesalers and have ownership stakes in another two of them. The remaining wholesalers are independent businesses. In certain countries, we enter into exclusive importer arrangements and depend on our counterparties to these arrangements to market and distribute our products to points of sale. In certain markets, we also distribute the products of other brewers.

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

As a customer-driven organization, we have programs for professional relationship building with our customers in all markets regardless of the chosen distribution method. This happens directly, for example, by way of key customer account management, and indirectly, by way of wholesaler excellence programs.

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

Stella Artois is licensed to third parties in Algeria, Australia, Bosnia and Herzegovina, Bulgaria, Croatia, Czech Republic, Hungary, Israel, Kosovo, Montenegro, New Zealand, Romania, Serbia and Slovakia, while Beck’s is licensed to third parties in Algeria, Australia, Bosnia and Herzegovina, Bulgaria, Croatia, Hungary, Kosovo, Montenegro, New Zealand, Romania, Serbia, Slovakia, Tunisia and Turkey.

Budweiser is brewed and sold in Japan through license and distribution agreements with Kirin Brewery Company, Limited. A licensing agreement allows Diageo Ireland to brew and sell Budweiser and Bud Light in the Republic of Ireland and Northern Ireland. Budweiser is also brewed under license and sold by brewers in Spain (Sociedad Anonima Damm) and Panama (Heineken). Compañía Cervecerías Unidas, a subsidiary of Compañía Cervecerías Unidas S.A., a leading Chilean brewer, brews and distributes Budweiser in Argentina through a subsidiary. We also sell various brands, including Budweiser, by exporting from our license partners’ breweries to other countries.

Corona is perpetually licensed to Constellation Brands, Inc. for production in Mexico and marketing and sales in 50 states of the United States, the District of Columbia and Guam. Corona is also distributed either through our own network or by third parties in over 120 other countries worldwide.

On 2 December 2009, we sold our Central European operations to CVC Capital Partners. The business we sold to CVC Capital Partner, in 2009 has rights to brew and/or distribute, under license from us, Beck’s, Hoegaarden, Leffe, Löwenbräu, Spaten and Stella Artois, in Albania, Bosnia and Herzegovina, Bulgaria, Croatia, Czech Republic, Hungary, Kosovo, Macedonia, Moldova, Montenegro, Romania, Serbia, Slovakia and Slovenia. On 15 June 2012, CVC sold the business to Molson Coors Brewing Company for an aggregate consideration of EUR 2.65 billion (USD 3.50 billion). As of 31 December 2015, we retain rights to brew and distribute Staropramen in Ukraine and Russia and to distribute Staropramen in Italy.

We also manufacture and distribute other third-party brands, such as Kirin in the United States. Ambev, our listed Brazilian subsidiary, and some of our other subsidiaries have entered into manufacturing and distribution agreements with PepsiCo. Pursuant to the agreements between Ambev and PepsiCo, Ambev is one of PepsiCo’s largest independent bottlers in the world. Major brands that are distributed under this agreement are Pepsi, 7UP and Gatorade. See “—2. Principal Activities and Products—Non-Beer—Soft Drinks” for further information in this respect. Ambev also has a license agreement with us allowing it to exclusively produce, distribute and market Budweiser and Stella Artois in Brazil and Canada. Ambev also distributes Budweiser in Chile, Ecuador, Paraguay, Uruguay, Guatemala, Dominican Republic, El Salvador, Peru and Nicaragua and Corona in Argentina, Paraguay, Bolivia, Uruguay, Chile, Peru, Guatemala, El Salvador, Panama, Nicaragua and Canada.

9.	BRANDING AND MARKETING

Our brands are the foundation, and cornerstone of our relationships with consumers and the key to our long-term success. Our brand portfolio, its enduring bonds with consumers and its partnerships with customers are our most important assets. We invest in our brands to create long-term sustainable competitive advantage by seeking to meet the beverage needs of consumers around the world and to develop leading brand positions in every market in which we operate.

Our brand portfolio consists of three global brands (Budweiser, Corona and Stella Artois), our multi-country brands (Beck’s, Leffe and Hoegaarden), and many “local champions” (Jupiler, Skol, Quilmes, Bud Light, Sibirskaya Korona, Modelo Especial and Harbin, to name but a few). We believe this global brand portfolio provides us with strong growth and revenue opportunities and, coupled with a powerful range of premium brands, positions us well to meet the needs of consumers in each of the markets in which we compete. For further information about our focus brands, see “—2. Principal Activities and Products—Beer.”

We have established a “focus brands” strategy. Focus brands are those in which we invest the majority of our resources (money, people and attention). They are a small group of brands which we believe have the best growth potential within each relevant consumer group. These focus brands include our three global brands, key multi-country brands and selected “local champions.” In 2015, our focus brands accounted for 69.6% of our beer volume.

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

For example, we focus on our growth strategy for each of our brands based on different growth driver platforms, which depend on the occasion at which our products are consumed (e.g., relaxing at home with friends; or socializing in a bar). These growth driver platforms are a global company-wide initiative, incorporating the whole organization from supply, to operations, to sales and marketing, bringing our teams together to deliver end-to-end integrated consumer experiences.

We own the rights to our principal brand names and trademarks in perpetuity for the main countries where these brands are currently commercialized (with the exception of the Modelo brands licensed in the United States as described under “—8. Licensing” above).

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

Our patent portfolio is carefully built to gain a competitive advantage and support our innovation and other intellectual assets. We currently have more than 95 pending patent families, each of which covers one or more technological inventions. This means we have or are seeking to obtain patent protection for more than 110 different technological inventions. The extent of the protection differs between technologies, as some patents are protected in many jurisdictions, while others are only protected in one or a few jurisdictions. Our patents may relate, for example, to brewing processes, improvements in production of fermented malt-based beverages, treatments for improved beer flavor stability, non-alcoholic beer development, filtration processes, beverage dispensing systems and devices or beer packaging.

We license in limited technology from third parties. We also license out certain of our intellectual property to third parties, for which we receive royalties.

Research and Development

Given our focus on innovation, we place a high value on research and development (“R&D”). In 2015, we spent USD 207 million (USD 217 million in 2014 and USD 185 million in 2013) on R&D. Part of this was spent in the area of market research, but the majority is related to innovation in the areas of process optimization and product development.

R&D in product innovation covers liquid, packaging and dispense innovation. Product innovation consists of breakthrough innovation, incremental innovation and renovation (that is, updates and enhancements of existing products and packages). The main goal for the innovation process is to provide consumers with better products and experiences. This includes launching new liquids, new packaging and new dispense systems that deliver better performance both for the consumer and in terms of financial results, by increasing our competitiveness in the relevant markets. With consumers comparing products and experiences offered across very different beverage categories and the choice of beverages increasing, our R&D efforts also require an understanding of the strengths and weaknesses of other beverage categories, spotting opportunities for beer and malt beverages and developing consumer solutions (products) that better address consumer needs and deliver better experiences. This requires understanding consumer emotions and expectations. Sensory experience, premiumization, convenience, sustainability and design are all central to our R&D efforts.

R&D in process optimization is primarily aimed at quality improvement, capacity increase (plant debottlenecking and addressing volume issues, while minimizing capital expenditure) and improving efficiency. Newly developed processes, materials and/or equipment are documented in best practices and shared across business Zones. Current projects range from malting to bottling of finished products.

Knowledge management and learning also make up an integral part of research and development. We seek to continuously increase our knowledge through collaborations with universities and other industries.

Our R&D team is briefed at least annually on our priorities and our business Zones’ priorities and approves concepts and technologies which are subsequently prioritized for development. The R&D teams invest in both short- and long-term strategic projects for future growth, with the launch time depending on complexity and prioritization.

The Global Innovation and Technology Center, located in Leuven, Belgium, accommodates the Product, Packaging, Raw Material, Process, and Dispense Development teams and has facilities such as Labs, Experimental Brewery and Sensory Analysis. In addition to the Global Innovation and Technology Center, we also have Product, Packaging and Process development teams located in each of our six geographic regions focusing on the short-term development and implementation needs of such regions.

11.	REGULATIONS AFFECTING OUR BUSINESS

Our worldwide operations are subject to extensive regulatory requirements regarding, among other things, production, distribution, importation, marketing, promotion, labeling, advertising, labor, pensions and public health, consumer protection and environmental issues. For example, in the United States, federal and state laws regulate most aspects of the brewing, sale, marketing, labeling and wholesaling of our products. At the federal level, the Alcohol and Tobacco Tax and Trade Bureau of the U.S. Treasury Department oversees the industry, and each state in which we sell or produce products, and some local authorities in jurisdictions in which we sell products, also have regulations that affect the business conducted by us and other brewers and wholesalers. It is our policy to abide by the laws and regulations around the world that apply to us or to our business. We rely on legal and operational compliance programs, as well as local in-house and external counsel, to guide our businesses in complying with applicable laws and regulations of the countries in which we operate.

See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Existing Business—Certain of our operations depend on independent distributors or wholesalers to sell our products,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Existing Business—Negative publicity, perceived health risks and associated governmental regulation may harm our business,” “Item 3. Key Information—D. Risk Factors—Risks Relating to

Our Existing Business—We could incur significant costs as a result of compliance with, and/or violations of or liabilities under, various regulations that govern our operations,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Existing Business—Our operations are subject to environmental regulations, which could expose us to significant compliance costs and litigation relating to environmental issues,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Existing Business—Our subsidiary, Ambev, operates a joint venture in Cuba, in which the Government of Cuba is its joint venture partner. Cuba remains subject to comprehensive economic and trade sanctions by the United States and our operations in Cuba may adversely affect our reputation and the liquidity and value of our securities,” and “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Governmental Regulations.”

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

The distribution of our beer and other alcoholic beverage products may also be regulated. In certain markets, alcohol may only be sold through licensed outlets, varying from government- or state-operated monopoly outlets (for example, in the off-trade channel of certain Canadian provinces) to the common system of licensed on-trade outlets (for example, licensed bars and restaurants) which prevails in many countries (for example, in much of the European Union). In the United States, states operate under a three-tier system of regulation for beer products from brewer to wholesaler to retailer, meaning that we usually work with licensed third-party distributors to distribute our products to the points of sale.

In the United States, both federal and state laws generally prohibit us from providing anything of value to retailers, including paying slotting fees or (subject to exceptions) holding ownership interests in retailers. Some states prohibit us from being licensed as a wholesaler for our products. State laws also regulate the interactions among us, our wholesalers and consumers by, for example, limiting merchandise that can be provided to consumers or limiting promotional activities that can be held at retail premises. If we were found to have violated applicable federal or state alcoholic beverage laws, we could be subject to a variety of sanctions, including fines, equitable relief and suspension or permanent revocation of our licenses to brew or sell our products.

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

We are subject to antitrust and competition laws in the jurisdictions in which we operate and may be subject to regulatory scrutiny in certain of these jurisdictions. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Existing Business—We are exposed to antitrust and competition laws in certain jurisdictions and the risk of changes in such laws or in the interpretation and enforcement of existing antitrust and competition laws.”

In many jurisdictions, excise and other indirect duties, including legislation regarding minimum alcohol pricing, make up a large proportion of the cost of beer charged to customers. In the United States, for example, the brewing industry is subject to significant taxation. The United States federal government currently levies an excise tax of USD 18 per barrel (equivalent to approximately 117 liters) of beer sold for consumption in the United States. All states also levy excise taxes on alcoholic beverages. Proposals have been made to increase the federal excise tax as well as the excise taxes in some states. In the past few years, Argentina, Belgium, Mexico, Bolivia, Brazil, Peru, Chile, Australia, Vietnam, Singapore, the Netherlands, Russia and Ukraine, among others, have all adopted proposals to increase beer excise taxes. Rising excise duties can drive up our pricing to the consumer, which in turn could have a negative impact on our results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Existing Business—The beer and beverage industry may be subject to adverse changes in taxation.”

Our products are generally sold in glass or PET bottles or aluminum or steel cans. Legal requirements apply in various jurisdictions in which we operate, requiring that deposits or certain eco-taxes or fees are charged for the sale, marketing and use of certain non-refillable beverage containers. The precise requirements imposed by these measures vary. Other types of beverage-container-related deposit, recycling, eco-tax and/or extended producer responsibility statutes and regulations also apply in various jurisdictions in which we operate.

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

We self-insure most of our insurable risk. However, we do purchase insurance for director and officer liability and other coverage where required by law or contract or where considered to be in our best interest. We maintain a comprehensive approach to insurable risk, which is mainly divided in two general categories:

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

Our Dream is to be the Best Beer Company Bringing People Together for a Better World. In all we do, we strive to ensure that we produce the highest-quality products, provide the best consumer experience, and maximize shareholder value by building the strongest competitive and financial position. We aim to use this increasing financial capacity and our global reach to deliver on our Better World commitment. Our Better World actions focus on three key areas—smart drinking, environment and community.

Smart Drinking

As the world’s leading brewer, we are committed to promoting the responsible enjoyment of our products. To support that commitment, we develop and implement alcohol education and awareness programs, while opposing the harmful use of alcohol, including underage drinking, excessive drinking and drink driving.

In 2014, we successfully met or exceeded all six of the original Global Responsible Drinking Goals we set for ourselves in 2011. This set of goals included collaborations with a wide range of partners, public education initiatives, retailer training and other activities that reinforced responsible drinking.

In 2015, after four years of working towards the achievement of our original Global Responsible Drinking Goals and after more than 30 years of investing in efforts to promote responsible drinking and discourage the harmful uses of alcohol, we reflected on our progress and lessons learned through our experiences. We acknowledged the accomplishments that we made through strategic partnerships, public education initiatives and joint efforts with retailers, all focused on driving awareness of alcohol responsibility, and we determined that, by taking an evolved approach to positively changing behavior by investing in longer-term, evidence-based approaches, we have an opportunity to continue to make an impact on underage drinking, binge drinking and drink driving.

With this as our vision, in 2015 we launched our new set of Global Smart Drinking Goals (2015-2025), which focus on two key areas: changing behaviors through social norms and empowering consumers through choice.

In order to achieve our vision of a global culture of smart drinking, we aim to implement effective and collaborative solutions through our four established goals:

•	reduce the harmful use of alcohol by at least 10% in six cities by the end of 2020 and implement best practices globally by the end of 2025;

•

influence social norms and individual behaviors to reduce harmful alcohol use by investing at least USD 1 billion across our markets in dedicated social marketing campaigns and related programs by the end of 2025;

•	ensure no-alcohol (by which we mean ABV 0.0%-0.5%) and lower-alcohol (by which we mean ABV 0.51%-3.5%) beer products represent at least 20% of our global beer volume by the end of 2025; and

•	place a guidance label on all of our beer products in all of our markets by the end of 2020 and increase alcohol health literacy by the end of 2025.

Specific progress on our Global Smart Drinking Goals will be communicated annually in our Global Citizenship Report, which is typically released in April each year.

Environment

Beer is a product of natural ingredients, and the stewardship of our natural environment—land, water and air—is fundamental to the quality of our brands in the long-term. To be a responsible and resource-efficient global brewer, we must continually look for ways to incorporate practices that help us make the most of our raw materials, while also reducing the impact of our packaging and transportation on the environment.

Environmental key performance indicators and targets are fully integrated into our VPO global management system. It is designed to bring greater efficiency to our brewery operations, generate cost savings and improve environmental management, in accordance with our Environmental Policy and Strategy.

In 2013, we announced seven global goals that focus on operational efficiencies and key areas outside the brewery walls that are vital to our business and our stakeholders. We added an additional goal focused on logistics in 2014. With the reduction of our global water usage ratio to 3.2hl/hl and an over 10% decrease in our global GHG emissions, we achieved two of the eight goals in 2014. We have made further progress against the remaining goals in 2015, five of which have an external focus reflecting our increased attention to our supply chain. We continue to both optimize internal management systems and best practices and rely on external partnerships to drive environmental and social progress. We aim to reach these goals by the end of 2017. The global environmental goals are:

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

We report annual progress on our environmental goals in our Global Citizenship Report, which is typically released in April each year.

Beyond operations management, we are also engaged with the international community and local groups to support key environmental initiatives. We recognize the critical role that companies can play in addressing some of the world’s most pressing environmental challenges, such as water scarcity and climate change. We are a signatory to the CEO Water Mandate, a public/private initiative of the United Nations Global Compact, which focuses on developing corporate strategies to address global water issues, and we also serve on the Mandate Steering Group. We actively work to better understand and manage climate change and water risks across our supply chain and publicly report our risks and opportunities to the Carbon Disclosure Project.

We take a multi-faceted approach that includes applying a mix of operational changes and technological solutions, building effective partnerships and having a sustainability-focused mindset, underscored by strong teamwork, in order to help reduce the use of water in our direct operations, to help protect watersheds that serve our breweries and local communities and to help improve water management in our barley supply chain. At 3.2 hl of water per hl of beer produced, we are the most water-efficient global brewer.

We are members of the Beverage Industry Environmental Roundtable, a technical coalition of leading global beverage companies working together to advance environmental sustainability within the beverage sector. We are members of the Sustainable Agriculture Initiative, a global food industry organization that supports the development of sustainable agriculture through the involvement of food chain stakeholders. In addition, we were active participants in the United Nations Environment Program’s annual World Environment Day, through which we engage annually with many community stakeholders around the world.

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

Community

We make significant contributions to the well-being of the communities where we do business, around the world. This occurs through the jobs we provide, the salaries and wages we pay, the taxes we contribute to local, regional and national governments, and the community support we provide in the form of donations and volunteer activities. For example, we have been involved in supporting Hope Schools for elementary school children in poverty-stricken areas in China, constructing temporary houses in Uruguay and Paraguay, supporting education and community development programs in Argentina and Russia, and providing funds and canned drinking water to victims in disaster stricken areas in Europe, the United States and Latin America.

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

C. ORGANIZATIONAL STRUCTURE

Anheuser Busch InBev SA/NV is the parent company of the AB InBev Group. Our most significant subsidiaries (as of 31 December 2015) are:

Subsidiary Name	Jurisdiction of incorporation or residence	Proportion of ownership interest	Proportion of voting rights held
Anheuser-Busch Companies, LLC	Delaware, U.S.A.	100%	100%
One Busch Place
St. Louis, MO 63118
Ambev S.A.	Brazil	62%	62%
Rua Dr. Renato Paes de Barros 1017
3° Andar Itaim Bibi
São Paulo
Grupo Modelo, S. de R.L. de C.V.	Mexico	100%	100%
Javier Barros Sierra No. 555 Piso 3
Zedec Santa Fe, 01210 Mexico, DF

For a more comprehensive list of our most important financing and operating subsidiaries see note 34 of our audited consolidated financial statements as of 31 December 2015 and 2014, and for the three years ended 31  December 2015.

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

The following is a review of our financial condition and results of operations as of 31 December 2015 and 2014, and for the three years ended 31 December 2015, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations. You should read the following discussion and analysis in conjunction with our audited consolidated financial statements and the accompanying notes included elsewhere in this Form 20-F.

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

We have prepared our audited consolidated financial statements as of 31 December 2015 and 2014, and for the three years ended 31 December 2015 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). The financial information and related discussion and analysis contained in this item are presented in U.S. dollars except as otherwise specified. Unless otherwise specified the financial information analysis in this Form 20-F is based on our audited consolidated financial statements as of 31 December 2015 and 2014, and for the three years ended 31 December 2015.

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

Acquisitions, Divestitures and Other Structural Changes

We regularly engage in acquisitions, divestitures and investments. We also engage in start-up or termination of activities and may transfer activities between business segments. Such events have had and are expected to continue to have a significant effect on our results of operations and the comparability of period-to-period results. Significant acquisitions, divestitures, investments, transfers of activities between business segments and other structural changes in the years ended 31 December 2015, 2014, and 2013 are described below. See also note 6 and note 8 to our audited consolidated financial statements as of 31 December 2015 and 2014, and for the three years ended 31 December 2015 included in this Form 20-F.

Grupo Modelo Combination

On 4 June 2013, we announced the completion of our combination with Grupo Modelo. The combination was a natural next step given our economic stake of more than 50% in Grupo Modelo prior to the transaction and the successful long-term partnership between the two companies. The combination was completed through a series of steps that simplified Grupo Modelo’s corporate structure, followed by an all-cash tender offer for all outstanding Grupo Modelo shares that we did not own at that time for USD 9.15 per share. By 4 June 2013 and following the settlement of the tender offer, we owned approximately 95% of Grupo Modelo’s outstanding shares. We established and funded a trust to accept further tender of shares by Grupo Modelo shareholders at a price of USD 9.15 per share over a period of up to 25 months from the completion of the combination. On 7 June 2013, in a transaction related to the combination, Grupo Modelo completed the sale of its business in the 50 states of the United States, the District of Columbia and Guam to Constellation Brands, Inc. for approximately USD 4.75 billion, in aggregate, subject to post-closing adjustment of USD 558 million, which was paid by Constellation Brands, Inc. on 6 June 2014. In a transaction related to the combination with Grupo Modelo, select Grupo Modelo shareholders purchased a deferred share entitlement to acquire the equivalent of approximately 23.1 million AB InBev shares, to be delivered within five years, for consideration of approximately USD 1.5 billion. This investment occurred on 5 June 2013.

During 2014, we purchased USD 1.0 billion of Grupo Modelo shares through the trust established on 4 June 2013, to accept further tender of shares by Grupo Modelo shareholders over a period of up to 25 months and, during 2015, we performed a mandatory tender offer and purchased all outstanding Grupo Modelo shares held by third parties for a total consideration of USD 483 million. Following the tender offer, Grupo Modelo became our wholly owned subsidiary and Grupo Modelo was delisted. An amount of USD 2 million was recognized as restricted cash for the outstanding consideration payable to former Grupo Modelo shareholders who did not yet claim their proceeds.

Oriental Brewery Acquisition

In April 2014, we announced the completion of our acquisition of Oriental Brewery, the leading brewer in South Korea, from KKR and Affinity Equity Partners. The enterprise value for the transaction was USD 5.8 billion, and as a result of an agreement entered into with KKR and Affinity Equity Partners in 2009, we received approximately USD 320 million in cash at closing from this transaction, subject to closing adjustments according to the terms of the transaction. This acquisition returned Oriental Brewery to our portfolio after we sold the company in July 2009, following the combination of InBev and Anheuser-Busch in support of our deleveraging target.

Proposed Acquisition of SABMiller

On 11 November 2015, our board and the board of SABMiller announced that we had reached an agreement on the terms of the Transaction.

The Transaction will be implemented through a series of stages, including the acquisition of SABMiller by Newbelco, a newly incorporated Belgian company formed for the purposes of the Transaction. We will also merge into Newbelco so that, following completion of the Transaction, Newbelco will be the new holding company for the Combined Group.

Under the terms of the Transaction, each SABMiller shareholder will be entitled to receive GBP 44.00 in cash in respect of each SABMiller share. The Transaction will also include a partial share alternative (the “Partial Share Alternative”), under which SABMiller shareholders can elect to receive GBP 3.7788 in cash and 0.483969 restricted shares in respect of each SABMiller share in lieu of the full cash consideration to which they would otherwise be entitled under the Transaction (subject to scaling back in accordance with the terms of the Partial Share Alternative).

The Partial Share Alternative is limited to a maximum of 326,000,000 restricted shares and GBP 2,545,387,824 in cash, which will be available for approximately 41.6% of the SABMiller shares. Altria Group, Inc. and BEVCO Ltd. which hold approximately 27% and 14% of the ordinary share capital of SABMiller, respectively, have given irrevocable undertakings to us to elect for the Partial Share Alternative in respect of their entire beneficial holdings in SABMiller. The restricted shares will be unlisted, not admitted to trading on any stock exchange, and will be subject to, among other things, restrictions on transfer until converted into new ordinary shares on a one-for-one basis with effect from the fifth anniversary of completion of the Transaction. From completion of the Transaction, such restricted shares will rank equally with the new ordinary shares with respect to dividends and voting rights.

The total value of the Transaction was, as at 10 November 2015, estimated to be approximately GBP 71 billion. The aggregate value of the Transaction of approximately GBP 71 billion is calculated based on AB InBev’s closing share price of EUR 111.20 on 10 November 2015, based on a GBP:EUR exchange rate of 1.4135 and a fully diluted share capital of SABMiller of 1,654,630,463 shares, assuming that Altria Group, Inc. and BEVCO Ltd. elect for the Partial Share Alternative in respect of their entire beneficial holdings of 430,000,000 and 225,000,000 SABMiller shares respectively, and all other SABMiller shareholders elect for the cash consideration. The board of SABMiller has unanimously recommended the cash offer of GBP 44.00 in respect of each SABMiller share to SABMiller shareholders.

On 11 November 2015, we also announced an agreement with Molson Coors Brewing Company, conditional on completion of the Transaction, regarding a complete divestiture of SABMiller’s interest in MillerCoors LLC (a joint venture in the U.S. and Puerto Rico between Molson Coors Brewing Company and SABMiller) and in the Miller Global Brand Business to Molson Coors Brewing Company. The total transaction is valued at USD 12 billion and is conditional on completion of the Transaction.

On 10 February 2016, we announced that we had received a binding offer from Asahi to acquire to acquire SABMiller’s Peroni, Grolsch and Meantime brand families and their associated business (excluding certain rights in the U.S.). The offer values the Peroni, Grolsch, and Meantime brand families and associated businesses in Italy, the Netherlands, the UK and internationally at EUR 2,550 million on a debt free/cash-free basis. The parties have commenced the relevant employee information and consultation processes, during which time we have agreed to a period of exclusivity with Asahi in respect of these brands and businesses. Asahi’s offer is conditional on the successful closing of the Transaction.

On 2 March 2016, we announced that we had entered into an agreement to sell SABMiller’s 49% interest in CR Snow to China Resources Beer (Holdings) Co. Ltd., which currently owns 51% of CR Snow. The agreement values SABMiller’s 49% stake in CR Snow at USD 1.6 billion. The sale is conditional on the successful closing of the Transaction and is subject to any applicable regulatory approvals in China.

The Transaction is subject to regulatory and shareholder approvals and closing is expected to occur during the second half of 2016.

Other Acquisition, Disposals and Structural Changes

During the first quarter of 2015, Constellation Brands, Inc. notified us that it was exercising its rights under the final judgment issued in connection with our purchase of Grupo Modelo to require us to sell all U.S. local distribution rights held by us at the purchase price formula specified by the final judgment.

On 14 August 2014, Monster announced that it had entered into a long-term strategic partnership in the global energy drink category with The Coca-Cola Company and that The Coca-Cola Company would become Monster’s preferred global distributor, including in the United States. In 2015, Monster entered into an investment and distribution arrangement with The Coca-Cola Company and The Coca-Cola Company became Monster’s preferred global distributor, including in the United States. As a result, during 2015 Monster terminated most of its agreements with Anheuser-Busch wholesalers relating to local distribution of Monster products in the United States, including all such agreements with Anheuser-Busch’s wholly owned wholesalers.

During 2015, we undertook a series of acquisitions and disposals with no significant impact to our audited consolidated financial statements as of 31 December 2015 and 2014, and for the three years ended 31 December 2015 included in this Form 20-F.

In February 2015, we announced the entry into an agreement with RJ Corp Limited under which we would exit our Indian joint venture with RJ Corp Limited. Later in February 2015, we exited the Indian joint venture. We now operate independently in India via our wholly owned subsidiary Crown Beers India Private Limited.

In 2014, we completed the acquisition of the Siping Ginsber Draft Beer Co., Ltd., which owns the Ginsber brand, as well as a transaction to acquire three breweries in China. The aggregate purchase price of such acquisitions was approximately USD 868 million.

In 2014, we sold our investment in the company Comercio y Distribución Modelo, Mexico and we completed the sale of the glass plant located in Piedras Negras, Coahuila, Mexico.

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

Economic Conditions and Pricing

General economic conditions in the geographic regions in which we sell our products, such as the level of disposable income, the level of inflation, the rate of economic growth, the rate of unemployment, exchange rates and currency devaluation or revaluation, influence consumer confidence and consumer purchasing power. These factors, in turn, influence the demand for our products in terms of total volumes sold and the price that can be charged. This is particularly true for developing countries in our Latin America North, Latin America South, Mexico and Asia Pacific Zones, as well as certain countries within our Europe zone, which tend to have lower disposable income per capita and may be subject to greater economic volatility than our markets in North America and developed countries in Europe. The level of inflation has been particularly significant in our Latin America North and Latin America South Zones and in certain countries within the Europe Zones. For instance, Brazil has periodically experienced extremely high rates of inflation. In 1993, the annual rate of inflation, as measured by the National Consumer Price Index (Indice Nacional de Preços ao Consumidor), reached a hyperinflationary peak of 2,489%. As measured by the same index, Brazilian inflation was approximately 10.7% in 2015. Similarly, Russia and Argentina have, in the past, experienced periods of hyper-inflation. Due to the decontrol of prices in 1992, retail prices in Russia increased by 2,520% in that year, as measured by the Russian Federal State Statistics Service. Argentine inflation in 1989 was

4,924% according to the Instituto Nacional de Estadística y Censos. As measured by these institutes, in 2015, Russian inflation was 12.9% and Argentine inflation was approximately 27.9%. Consequently, a central element of our strategy for achieving sustained profitable volume growth is our ability to anticipate changes in local economic conditions and their impact on consumer demand in order to achieve the optimal combination of pricing and sales volume.

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

The price of the raw and packaging materials that we use in our operations is determined by, among other factors, the level of crop production (both in the countries in which we are active and elsewhere in the world), weather conditions, supplier’s capacity utilization, end-user demand, governmental regulations, and legislation affecting agriculture and trade. We are also exposed to increases in fuel and other energy prices through our own and third-party distribution networks and production operations. Furthermore, we are exposed to increases in raw material transport costs charged by suppliers. Increases in the prices of our products could affect demand among consumers, and thus, our sales volumes and revenue. Even though we seek to minimize the impact of such fluctuations through financial and physical hedging, the results of our hedging activities may vary across time.

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

Excise Taxes

Taxation on our beer, other alcoholic beverage and non-beer products in the countries in which we operate is comprised of different taxes specific to each jurisdiction, such as excise and other indirect taxes. In many jurisdictions, excise and other indirect duties, including legislation regarding minimum alcohol pricing (MUP), make up a large proportion of the cost of beer charged to customers. Increases in excise and other indirect taxes applicable to our products either on an absolute basis or relative to the levels applicable to other beverages tend to adversely affect our revenue or margins, both by reducing overall consumption and by encouraging consumers to switch to lower-taxed categories of beverages. These increases also adversely affect the affordability of our products and our ability to raise prices. For example, see the discussion of taxes in the United States, Russia and Ukraine in “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Existing Business—The beer and beverage industry may be subject to adverse changes in taxation.”

Governmental Regulations

Governmental restrictions on beer consumption in the markets in which we operate vary from one country to another, and in some instances, within countries. The most relevant restrictions are:

•	Legal drinking ages;

•

Global and national alcohol policy reviews and the implementation of policies aimed at preventing the harmful effects of alcohol misuse (including, among others, relating to underage drinking, drink driving, drinking while pregnant and excessive or abusive drinking);

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

•

Any change in the exchange rates between our operating companies’ functional currencies and our reporting currency affects our consolidated income statement and consolidated statement of financial position when the results of those operating companies are translated into the reporting currency for reporting purposes as translational exposures are not hedged. Assets and liabilities of foreign operations are translated to the reporting currency at foreign exchange rates prevailing at the balance sheet date. Income statements of foreign operations are translated to the reporting currency at exchange rates for the year approximating the foreign exchange rates prevailing at the dates of transactions. The components of shareholders’ equity are translated at historical rates. Exchange differences arising from the translation of shareholders’ equity into the reporting currency at year-end are taken to other comprehensive income (that is, in a translation reserve). Decreases in the value of our operating companies’ functional currencies against the reporting currency tend to reduce their contribution to, among other things, our consolidated revenue and profit. During 2014 and 2015, several currencies, such as the Argentine peso, the Mexican peso, the Brazilian real, the Canadian dollar, the Russian ruble and the euro, underwent significant devaluation compared to the U.S. dollar. Our total consolidated revenue was USD 43.6 billion for the year ended 31 December 2015, a decrease of USD 3.5 billion compared to the year ended 31 December 2014. The negative impact of unfavorable currency translation effects on our consolidated revenue in the year ended 31 December 2015 was USD 6.0 billion, primarily as a result of the impact of the currencies listed above.

For further details regarding the currencies in which our revenue is realized and the effect of foreign currency fluctuations on our results of operations see “—F. Impact of Changes in Foreign Exchange Rates” below.

See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Existing Business—Our results of operations are affected by fluctuations in exchange rates” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Existing Business—We are exposed to developing market risks, including the risks of devaluation, nationalization and inflation.”

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

Based on 2015 information, for example, we realized 57% of our total 2015 volumes in Europe in the second and third quarters, compared to 43% in the first and fourth quarters of the year, whereas in Latin America South, we realized 43% of our sales volume in the second and third quarters, compared to 57% in the first and fourth quarters.

Although such sales volume figures are the result of a range of factors in addition to weather and seasonality, they are nevertheless broadly illustrative of the historical trend described above.

B. SIGNIFICANT ACCOUNTING POLICIES

The SEC has defined a critical accounting policy as a policy for which there is a choice among alternatives available, and for which choosing a legitimate alternative would yield materially different results. We believe that the following are our critical accounting policies. We consider an accounting policy to be critical if it is important to our financial condition and results of operations and requires significant or complex judgments and estimates on the part of our management. For a summary of all of our significant accounting policies, see note 3 to our audited consolidated financial statements as of 31 December 2015 and 2014, and for the three years ended 31 December 2015 included in this Form 20-F.

Although each of our significant accounting policies reflect judgments, assessments or estimates, we believe that the following accounting policies reflect the most critical judgments, estimates and assumptions that are important to our business operations and the understanding of its results: revenue recognition; accounting for business combinations and impairment of goodwill and intangible assets; pension and other post-retirement benefits; share-based compensation; contingencies; deferred and current income taxes; and accounting for derivatives. Although we believe that our judgments, assumptions and estimates are appropriate, actual results may differ from these estimates under different assumptions or conditions.

Summary of Changes in Accounting Policies

Effective 1 January 2014, we created a single Europe zone by combining the Western Europe zone and the Central & Eastern Europe zone, we transferred the responsibility for our Spanish operations from Global Export & Holding Companies to the Europe zone, we transferred the export of Corona to a number of European countries, and we transferred the management responsibility for operations in Cuba through our subsidiary Ambev to the Latin America North zone. The 2013 Western Europe and Central & Eastern Europe and Latin America North information has been adjusted in this Form 20-F for comparative purposes.

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

In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to our customers. The aggregate deductions from revenue recorded by us in relation to these taxes was approximately USD 11.2 billion, USD 13.2 billion, and USD 10.6 billion for the years ended 31 December 2015, 2014, and 2013, respectively.

Accounting for Business Combinations and Impairment of Goodwill and Intangible Assets

We have made acquisitions that included a significant amount of goodwill and other intangible assets, including the acquisition of Anheuser-Busch and Grupo Modelo.

As of 31 December 2015, our total goodwill amounted to USD 65.1 billion and our intangible assets with indefinite useful lives amounted to USD 27.7 billion.

We apply the acquisition method of accounting to account for acquisition of businesses. The cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred and equity instruments issued. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date. The excess of the cost of the acquisition over our interest in the fair value of the identifiable net assets acquired is recorded as goodwill. If the business combination is achieved in stages, the acquisition date carrying value of our previously held interest in the acquiree is remeasured to fair value at the acquisition date; any gains or losses arising from such remeasurement are recognized in profit or loss. We exercise significant judgment in the process of identifying tangible and intangible assets and liabilities, valuing such assets and liabilities and in determining their remaining useful lives. We generally engage third-party valuation firms to assist in valuing the acquired assets and liabilities. The valuation of these assets and liabilities is based on the assumptions and criteria which include, in some cases, estimates of future cash flows discounted at the appropriate rates. The use of different assumptions used for valuation purposes including estimates of future cash flows or discount rates may have resulted in different estimates of value of assets acquired and liabilities assumed. Although we believe that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts and the difference could be material.

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

•

In the second to fourth years of the model, free cash flows are based on our strategic plan as approved by key management. Our strategic plan is prepared per business unit and is based on external sources in respect of macroeconomic assumptions, industry, inflation and foreign exchange rates, past experience and identified initiatives in terms of market share, revenue, variable and fixed cost, capital expenditure and working capital assumptions;

•

For the subsequent six years of the model, data from the strategic plan is extrapolated generally using simplified assumptions such as constant volumes and variable cost per hectoliter and fixed cost linked to inflation, as obtained from external sources;

•

Cash flows after the first ten-year period are extrapolated generally using expected annual long-term consumer price indices, based on external sources, in order to calculate the terminal value, considering sensitivities on this metric. For the three main cash generating units, the terminal growth rate applied ranged between 0.0% and 2.4% for the United States, 0.0% and 3.4% for Brazil and 0.0% and 2.6% for Mexico;

•

Projections are made in the functional currency of the business unit and discounted at the unit’s weighted average cost of capital (“WACC”), considering sensitivities on this metric. The WACC ranged primarily between 7% and 17% in U.S. dollar nominal terms for goodwill impairment testing conducted for 2015. For the three main cash generating units, the WACC applied in U.S. dollar nominal terms ranged between 7% and 9% for the United States, 9% and 11% for Brazil, and 8% and 10% for Mexico; and

•	Cost to sell is assumed to reach 2% of the entity value based on historical precedents.

The above calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

Although we believe that our judgments, assumptions and estimates are appropriate, actual results may differ from these estimates under different assumptions or market or macroeconomic conditions.

Impairment testing of intangible assets with an indefinite useful life is based on the same methodology and assumptions as described above.

For additional information on goodwill, intangible assets, tangible assets and impairments, see notes 8, 13, 14 and 15 to our audited consolidated financial statements as of 31 December 2015 and 2014, and for the three years ended 31 December 2015.

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

The net defined benefit plan liability recognized in the statement of financial position is measured as the current value of the estimated future cash outflows using a discount rate equivalent to high-quality corporate bond yields with maturity terms similar to those of the obligation, less the fair value of any plan assets. Where the calculated amount of a defined benefit plan liability is negative (an asset), we recognize such asset to the extent that economic benefits are available to us either from refunds or reductions in future contributions.

Assumptions used to value defined benefit liabilities are based on actual historical experience, plan demographics, external data regarding compensation and economic trends. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension obligation and our future expense. Re-measurements, comprising actuarial gains and losses, the effect of asset ceilings (excluding net interest) and the return on plan assets (excluding net interest) are recognized in full in the period in which they occur in the statement of comprehensive income. For further information on how changes in these assumptions could change the amounts recognized, see the sensitivity analysis within note 23 to our audited consolidated financial statements as of 31 December 2015 and 2014, and for the three years ended 31 December 2015.

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

Share-Based Compensation

We have various types of equity settled share-based compensation schemes for employees. Employee services received, and the corresponding increase in equity, are measured by reference to the fair value of the equity instruments as of the date of grant. Fair value of stock options is estimated by using the binomial Hull model on the date of grant based on certain assumptions. Those assumptions are described in note 24 to our audited consolidated financial statements as of 31 December 2015 and 2014, and for the three years ended 31 December 2015 included in this Form 20-F and include, among others, the dividend yield, expected volatility and expected life of the stock options. The binomial Hull model assumes that all employees would immediately exercise their options if our share price were 2.5 times above the option exercise price. As a consequence, no single expected option life applies, whereas the assumption of the expected volatility has been set by reference to the implied volatility of our shares in the open market and in light of historical patterns of volatility. In the determination of the expected volatility, we excluded the volatility measured during the period 15 July 2008 to 30 April 2009 given the extreme market conditions experienced during that period.

Contingencies

The preparation of our financial statements requires management to make estimates and assumptions regarding contingencies which affect the valuation of assets and liabilities at the date of the financial statements and the revenue and expenses during the reported period.

We disclose material contingent liabilities unless the possibility of any loss arising is considered remote, and material contingent assets where the inflow of economic benefits is probable. We discuss our material contingencies in note 30 to our audited consolidated financial statements as of 31 December 2015 and 2014, and for the three years ended 31 December 2015.

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

As discussed in “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings,” and in note 30 to our audited consolidated financial statements as of 31 December 2015 and 2014, and for the three years ended 31 December 2015, legal proceedings covering a wide range of matters are pending or threatened in various jurisdictions against us. We record provisions for pending litigation when we determine that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertain nature of litigation, the ultimate outcome or actual cost of settlement may materially vary from estimates.

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

On 31 December 2015, our seven business segments were: North America, Mexico, Latin America North (including Brazil, Dominican Republic, Guatemala, and Cuba), Latin America South (including Bolivia, Paraguay, Uruguay, Argentina, Chile, Ecuador, Peru and Colombia), Europe, Asia Pacific and Global Export & Holding Companies.

Following the combination with Grupo Modelo, we are fully consolidating Grupo Modelo in our financial reporting as of 4 June 2013 and are reporting the Grupo Modelo volumes in the reported volumes as of that date. The Grupo Modelo operations are reported according to their geographical presence in the following segments: the Mexico beer and packaging businesses are reported in the Mexico zone, the Export business is reported in the Global Export & Holding Companies segment and the sale of Grupo Modelo brands by our affiliates is reported in the respective Zones where these affiliates operate. Effective 1 April 2014, we discontinued the reporting of volumes sold to Constellation Brands, Inc. under the interim supply agreement, since these volumes do not form part of the underlying performance of our business.

The Oriental Brewery business is reported in the Asia Pacific zone as from 1 April 2014.

Effective 1 January 2014, we created a single Europe zone by combining the Western Europe zone and the Central & Eastern Europe zone, we transferred the responsibility of our Spanish operations from Global Export & Holding Companies to the Europe zone, we transferred the export of Corona to a number of European countries, and we transferred the management responsibility for operations in Cuba through our subsidiary Ambev to the Latin America North zone. The Western Europe and Central & Eastern Europe and Latin America North information for 2013 has been adjusted in this 20-F for comparative purposes.

The financial performance of each business segment, including its sales volume and revenue, is measured based on our product sales within the countries that comprise that business segment rather than based on products manufactured within that business segment but sold elsewhere.

In 2015, Latin America North accounted for 27.0% of our consolidated volumes, North America accounted for 25.8%, Asia Pacific for 19.3%, Europe for 9.4%, Mexico for 9.1%, Latin America South for 7.9% and Global Export & Holding Companies for 1.5%. A substantial portion of our operations is carried out through our three largest subsidiaries, Anheuser-Busch (wholly owned), Ambev (62% owned as of 31 December 2015) and Grupo Modelo (wholly owned as of 31 December 2015) and their respective subsidiaries.

Throughout the world, we are primarily active in the beer business. However, we also have non-beer activities (primarily consisting of soft drinks) within certain countries in Latin America, in particular Brazil, the Dominican Republic, Bolivia, Uruguay and Argentina. Both the beer and non-beer volumes comprise sales of brands that we own or license, third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network.

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

During 2014, we purchased USD 1.0 billion of Grupo Modelo shares through the trust established on 4 June 2013, to accept further tender of shares by Grupo Modelo shareholders over a period of up to 25 months and, during 2015, we performed a mandatory tender offer and purchased all outstanding Grupo Modelo shares held by third parties for a total consideration of USD 483 million. Following the tender offer, Grupo Modelo became our wholly owned subsidiary and Grupo Modelo was delisted. An amount of USD 2 million was recognized as restricted cash for the outstanding consideration payable to former Grupo Modelo shareholders who did not yet claim their proceeds.

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

E. RESULTS OF OPERATIONS

Year Ended 31 December 2015 Compared to the Year Ended 31 December 2014

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

Effective 1 April 2014, we discontinued the reporting of volumes sold to Constellation Brands, Inc. under the interim supply agreement, since these volumes do not form part of the underlying performance of our business.

The table below summarizes the volume evolution by business segment.

	Year ended 31 December 2015	Year ended 31 December 2014	Change
	(thousand hectoliters)		(%)(1)
North America	118,151	121,150	(2.5)
Mexico	41,629	38,800	7.3
Latin America North	123,468	125,418	(1.6)
Latin America South	35,985	36,826	(2.3)
Europe	42,955	44,278	(3.0)
Asia Pacific	88,218	82,529	6.9
Global Export & Holding Companies	6,911	9,800	(29.5)

Total	457,317	458,801	(0.3)

Notes:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated volumes were 457 million hectoliters for the year ended 31 December 2015. This represented a decrease of 1.5 million hectoliters, or 0.3%, as compared to our consolidated volumes for the year ended 31 December 2014. The results for the year ended 31 December 2015 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2014 and 2015.

•

The 2014 acquisitions include the acquisition of Oriental Brewery, which was included as from 1 April 2014 in our consolidated financial reporting for the year ended 31 December 2014, the acquisition of the Siping Ginsber Draft Beer Co., Ltd. and three breweries in China. The 2014 disposals of Comercio y Distribución Modelo and the glass plant located in Piedras Negras, Coahuila, Mexico had an immaterial impact on our 2014 consolidated volumes.

•

The 2015 acquisitions and disposals include the termination of certain distribution rights in Europe, the termination of agreements with Crown Imports for the distribution of Grupo Modelo products through some of our company-owned distributors in the United States, and with Monster, for the distribution of its brands in the United States, as well as the disposal of our soft drink business in Peru. Furthermore, our 2015 volumes compared to 2014 volumes were impacted by the discontinuance of the reporting of volumes sold to Constellation Brands, Inc. mentioned above.

•	These 2014 and 2015 transactions positively impacted our volumes, in the aggregate, by 1.3 million hectoliters (net) for the year ended 31 December 2015 compared to the year ended 31 December 2014.

For further details of these acquisitions and disposals, see “Item 5. Operating and Financial Review—A. Key Factors affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes.” See also note 6 to our audited consolidated financial statements as of 31 December 2015 and 2014, and for the three years ended 31 December 2015 included in this Form 20-F.

Excluding volume changes attributable to the acquisitions and disposals described above, total volumes declined 0.6%, with our own beer volumes essentially flat and non-beer volumes decreasing 4.7% in the year ended 31 December 2015 compared to our beer volumes for the year ended 31 December 2014.

North America

In the year ended 31 December 2015, our volumes in North America decreased by 3.0 million hectoliters, or 2.5%, compared to the year ended 31 December 2014. Excluding volume changes attributable to the acquisitions and disposals described above, our volumes would have declined by 1.9% compared to the same period in 2014.

We estimate that the United States industry’s beer sales-to-retailers adjusted for the number of selling days declined by 0.3% in the year ended 31 December 2015 compared to the same period last year. On the same basis, we estimate that our shipment volumes in the United States and our beer sales-to-retailers adjusted for the number of selling days declined by 2.2% and 1.7%, respectively. We estimate that our total market share, based on beer sales-to-retailers adjusted for the number of selling days, declined by approximately 65 bps during 2015 compared to 2014. We estimate that Budweiser sales-to-retailers adjusted for the number of selling days declined by low single digits, with the brand’s share of total market down approximately 20 bps in 2015. On the same basis, we estimate that Bud Light’s share of total market was down approximately 40 bps, with some share loss in the premium light category. Our portfolio of above premium brands performed well during the year, with sales-to-retailers adjusted for the number of selling days up mid-single digits, leading to a gain of approximately 30 bps of total market share, based on our estimate.

In Canada, beer volumes increased by low single digits in 2015, on the back of a good industry performance. We estimate we gained market share.

Mexico

In the year ended 31 December 2015, our volumes in Mexico increased by 2.8 million hectoliters or 7.3% compared to the year ended 31 December 2014, driven by a favorable macroeconomic environment, and good performances by Corona, Bud Light and Victoria. Our focus brands, which represent approximately 90% of our total volumes, continue to grow ahead of the total portfolio, increasing by 9.0% during 2015. We estimate that beer will continue to gain share of total alcohol in Mexico, with good volume growth in all regions of the country. We estimate that our market share was marginally up in the year ended 31 December 2015, reaching a level of just over 58%, driven by the strong performance of our focus brands.

Latin America North

In the year ended 31 December 2015, our volumes in Latin America North decreased by 2.0 million hectoliters, or 1.6%, compared to the year ended 31 December 2014, with our beer volumes and soft drinks decreasing 0.9% and 3.6%, respectively.

In Brazil, beer volumes and soft drinks decreased by 1.8% and 5.2%, respectively. These results were delivered despite a very challenging macroeconomic environment, a difficult FIFA World Cup comparable, and unfavorable weather in the fourth quarter of 2015. We estimate that the volumes of our premium and near beer brands, which now account for almost 10% of our total beer volumes, delivered good growth, led by Budweiser, Stella Artois, Corona, Original and Skol Beats Senses. We estimate that our total beer market share, according to AC Nielsen, was 67.5% in 2015.

Latin America South

Latin America South volumes for the year ended 31 December 2015 decreased by 0.8 million hectoliters or 2.3% compared to the year ended 31 December 2014. Excluding the acquisitions and disposals described above, our volumes would have increased by 0.6%, with beer volumes increasing 5.1% and non-beer volumes decreasing 6.7%. Our beer volumes in Argentina increased by low single digits, as a result of growth of our premium brands, Stella Artois and Corona, as well as a good performance by MixxTail.

Europe

Our volumes, including subcontracted volumes, for the year ended 31 December 2015 decreased by 1.3 million hectoliters, or 3.0%, compared to the year ended 31 December 2014. Excluding the acquisitions and disposals described above, own beer volumes for the year ended 31 December 2015 decreased 1.3% compared to the year ended 31 December 2014, mainly driven by a weak beer industry in Russia and Ukraine. On the same basis, our beer volumes declined by low-single digits in Belgium and Germany mainly due to a difficult FIFA World Cup comparable. In the United Kingdom, our own products volumes grew by mid-single digits, driven by strong performance from our Stella Artois and Corona activations. We estimate we gained market share in the majority of our markets, driven by organic growth from our focus brands, especially in France, Italy and the Netherlands.

Asia Pacific

For the year ended 31 December 2015, our volumes increased by 5.7 million hectoliters, or 6.9%, compared to the year ended 31 December 2014. Excluding the acquisitions described above, our total volumes remained basically flat over the same period. In China, we estimate that the total industry volumes declined by approximately 6.0% in 2015, mainly driven by continuing economic headwinds, with most of the impact being felt in the value and core categories. Our own beer volumes grew by 0.4% and we estimate we gained approximately 100 bps market share in 2015, reaching 18.6%, driven by our commercial strategy of growing the premium and super premium brands nationally, and increasing distribution in the growth channels. The combined volumes of our core+, premium and super premium brands grew double digits in the year, and now represent more than 50% of our total China volume.

The acquisition of Oriental Brewery closed on 1 April 2014. Year-over-year, for the period Oriental Brewery was consolidated, our beer volumes in South Korea were down mid-single digits, due to an estimated market share loss in a very competitive environment.

Global Export & Holding Companies

For the year ended 31 December 2015, Global Export & Holding Companies volumes decreased by 2.9 million hectoliters. The change in volume performance mainly results from the discontinued reporting of the volumes sold to Constellation Brands, Inc. referred to above.

Revenue

Revenue refers to turnover less excise taxes and discounts. See “—A. Key Factors Affecting Results of Operations—Excise Taxes.”

The following table reflects changes in revenue across our business segments for the year ended 31 December 2015 as compared to our revenue for the year ended 31 December 2014.

	Year ended 31 December 2015	Year ended 31 December 2014	Change
	(USD million)		(%)(1)
North America	15,603	16,093	(3.0)
Mexico	3,951	4,619	(14.5)
Latin America North	9,096	11,269	(19.3)
Latin America South	3,458	2,961	16.8
Europe	4,012	4,865	(17.5)
Asia Pacific	5,555	5,040	10.2
Global Export & Holding Companies	1,929	2,216	(13.0)

Total	43,604	47,063	(7.3)

Notes:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated revenue was USD 43,604 million for the year ended 31 December 2015. This represented a decrease of USD 3,459 million, or 7.3%, as compared to our consolidated revenue for the year ended 31 December 2014. The results for the year ended 31 December 2015 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2014 and 2015 and currency translation effects.

•

The 2014 acquisitions and disposals include the acquisition of Oriental Brewery, which was included as from 1 April 2014 in our consolidated financial reporting for the year ended 31 December 2014, the acquisition of the Siping Ginsber Draft Beer Co., Ltd. and three breweries in China, as well as the disposal of Comercio y Distribución Modelo and the glass plant located in Piedras Negras, Coahuila, Mexico (collectively, the “2014 acquisitions and disposals”). Furthermore, our 2015 consolidated results were impacted by the phasing out of inventory sales and transition services provided under agreements with Constellation Brands, Inc. in connection with the disposal of the Piedras Negras glass plant, the termination of certain distribution rights in Europe and the termination of agreements with Crown Imports, for the distribution of Grupo Modelo products through some of our company-owned distributors in the United States, and with Monster, for the distribution of its brands in the United States, as well as the disposal of our soft drink business in Peru (collectively, the “2015 acquisitions and disposals,” and together with the 2014 acquisitions and disposals, the “2014 and 2015 acquisitions and disposals”). These acquisitions and disposals negatively impacted our consolidated revenue by USD 348 million (net) for the year ended 31 December 2015 compared to the year ended 31 December 2014.

•

Our consolidated revenue for the year ended 31 December 2015 also reflects an unfavorable currency translation impact of USD 5,957 million mainly arising from currency translation effects in Latin America North and South, Europe and Mexico.

Excluding the effects of the business acquisitions and disposals described above, currency translation effects and a change in the presentation of government surcharges in Asia Pacific previously reported in administrative expenses, our revenue would have increased 6.3%, and by 7.0% on a per hectoliter basis, in the year ended 31 December 2015 compared to the year ended 31 December 2014 driven by revenue management initiatives and brand mix, as we continue to implement our premiumization strategies. Our consolidated revenue for the year ended 31 December 2015 was partly impacted by the developments in volumes discussed above. Revenues of our three global brands grew by 12.6% in 2015, with global revenues for Budweiser growing by 7.6%, for Stella Artois by 12.5% and for Corona by 23.0%.

The main business Zones contributing to growth in our consolidated revenues were (i) Latin America North, benefitting from our revenue management initiatives, increased own distribution and premium brand mix; (ii) Latin America South, mainly as a result of growth of our premium and super premium brands, Stella Artois and Corona, as well as good performances by MixxTail in Argentina; (iii) Mexico driven by our revenue management initiatives and a positive impact on our brands mix, driven by Bud Light; and (iv) Asia Pacific, with a 9.8% increase in China, mainly driven by improved brand mix, driven by the growth of Budweiser and our super premium portfolio.

Cost of Sales

The following table reflects changes in cost of sales across our Zones for the year ended 31 December 2015 as compared to the year ended 31 December 2014:

	Year ended 31 December 2015	Year ended 31 December 2014	Change
	(USD million)		(%)(1)
North America	(6,122)	(6,391)	4.2
Mexico	(1,034)	(1,374)	24.7
Latin America North	(3,032)	(3,741)	19.0
Latin America South	(1,232)	(1,081)	(14.0)
Europe	(1,667)	(2,081)	19.9
Asia Pacific	(2,758)	(2,552)	(8.1)
Global Export & Holding Companies	(1,294)	(1,538)	15.9

Total	(17,137)	(18,756)	8.6

Notes:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated cost of sales was USD 17,137 million for the year ended 31 December 2015. This represented a decrease of USD 1,619 million or 8.6%, as compared to our consolidated cost of sales for the year ended 31 December 2014. The results for the year ended 31 December 2015 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2014 and 2015 and currency translation effects.

•

The 2014 and 2015 acquisitions and disposals described above positively impacted our consolidated cost of sales by USD 237 million for the year ended 31 December 2015 compared to year ended 31 December 2014.

•

Our consolidated cost of sales for the year ended 31 December 2015 also reflects a positive currency translation impact of USD 2,097 million mainly arising from currency translation effects in Latin America North and South, Europe and Mexico.

Excluding the effects of the business acquisitions and disposals described above and currency translation effects, our cost of sales would have increased by 3.9%, and by 4.5% on a per hectoliter basis, driven primarily by unfavorable foreign exchange transactional impacts, higher depreciation from recent investments and product mix. These increases were partly offset by procurement savings and the synergies delivered in Mexico. Our consolidated cost of sales for the year ended 31 December 2015 was partly impacted by the developments in volumes discussed above.

Operating Expenses

The discussion below relates to our operating expenses, which equal the sum of our distribution expenses, sales and marketing expenses, administrative expenses and other operating income and expenses (net), for the year ended 31 December 2015 as compared to the year ended 31 December 2014. Our operating expenses do not include exceptional charges, which are reported separately.

Our operating expenses for the year ended 31 December 2015 were USD 12,700 million, representing a decrease of USD 299 million, or 2.3% compared to our operating expenses for 2014.

Distribution Expenses

The following table reflects changes in distribution expenses across our business segments for the year ended 31 December 2015 as compared to the year ended 31 December 2014:

	Year ended 31 December 2015	Year ended 31 December 2014	Change
	(USD million)		(%)(1)
North America	(1,317)	(1,324)	0.5
Mexico	(403)	(453)	11.0
Latin America North	(1,137)	(1,404)	19.0
Latin America South	(327)	(290)	(12.8)
Europe	(407)	(477)	14.7
Asia Pacific	(464)	(434)	(6.9)
Global Export & Holding Companies	(202)	(175)	(15.4)

Total	(4,259)	(4,558)	6.6

Notes:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated distribution expenses were USD 4,259 million for the year ended 31 December 2015. This represented a decrease of USD 299 million, or 6.6%, as compared to the year ended 31 December 2014. The results for the year ended 31 December 2015 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2014 and 2015 and currency translation effects.

•	The 2014 and 2015 acquisitions and disposals described above positively impacted our consolidated distribution expenses by USD 2 million for the same period last year.

•	Our consolidated distribution expenses for the year ended 31 December 2015 also reflect a positive currency translation impact of USD 672 million.

Excluding the effects of the business acquisitions and disposals and the currency translation effects described above, distribution expenses would have increased 8.3%, driven mainly by increased own distribution in Brazil, which is more than offset by the increase in net revenues, the growth of our premium and near beer brands, and inflationary increases in Latin America South.

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

The following table reflects changes in sales and marketing expenses across our business segments for the year ended 31 December 2015 as compared to the year ended 31 December 2014:

	Year ended 31 December 2015	Year ended 31 December 2014	Change
	(USD million)		(%)(1)
North America	(2,293)	(2,136)	(7.4)
Mexico	(720)	(808)	10.9
Latin America North	(980)	(1,253)	21.8
Latin America South	(394)	(315)	(25.1)
Europe	(888)	(1,067)	16.8
Asia Pacific	(1,399)	(1,227)	(14.0)
Global Export & Holding Companies	(238)	(230)	(3.5)

Total	(6,913)	(7,036)	1.7

Notes:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated sales and marketing expenses were USD 6,913 million for the year ended 31 December 2015. This represented a decrease of USD 123 million, or 1.7%, as compared to our sales and marketing expenses for the year ended 31 December 2014. The results for the year ended 31 December 2015 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2014 and 2015 and currency translation effects.

•

The 2014 and 2015 acquisitions and disposals described above negatively impacted our consolidated sales and marketing expenses by USD 83 million for the year ended 31 December 2015 compared to the same period last year.

•	Our consolidated sales and marketing expenses for the year ended 31 December 2015 also reflect a positive currency translation impact of USD 867 million.

Excluding the effects of the 2014 and 2015 acquisitions and disposals and currency translation effects, our overall sales and marketing expenses for the year ended 31 December 2015 would have increased 9.4%, with increased support behind the long-term growth of our brands, innovations and sales activations. The increase during the year ended 31 December 2015 compared to a growth of 12.5% in the year ended 31 December 2014, which reflected our FIFA World Cup activations.

Administrative Expenses

The following table reflects changes in administrative expenses across our business segments for the year ended 31 December 2015 as compared to the year ended 31 December 2014:

	Year ended 31 December 2015	Year ended 31 December 2014	Change
	(USD million)		(%)(1)
North America	(503)	(473)	(6.3)
Mexico	(347)	(430)	19.3
Latin America North	(483)	(581)	16.9
Latin America South	(129)	(106)	(21.7)
Europe	(321)	(362)	11.3
Asia Pacific	(332)	(400)	17.0
Global Export & Holding Companies	(445)	(440)	(1.1)

Total	(2,560)	(2,791)	8.3

Notes:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated administrative expenses were USD 2,560 million for the year ended 31 December 2015. This represented a decrease of USD 231 million, or 8.3%, as compared to our consolidated administrative expenses for the year ended 31 December 2014. The results for the year ended 31 December 2015 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2014 and 2015 and currency translation effects.

•

The 2014 and 2015 acquisitions and disposals negatively impacted our consolidated administrative expenses by USD 10 million for the year ended 31 December 2015 compared to the year ended 31 December 2014.

•	Our consolidated administrative expenses for the year ended 31 December 2015 also reflect a positive currency translation impact of USD 396 million.

Excluding the effects of the business acquisitions and disposals described above, currency translation effects and a change in the presentation of government surcharges in Asia Pacific to revenue, administrative expenses would have increased by 8.3%, mainly due to variable compensation accruals.

Other Operating Income/(Expense)

The following table reflects changes in other operating income and expenses across our business segments for the year ended 31 December 2015 as compared to the year ended 31 December 2014:

	Year ended 31 December 2015	Year ended 31 December 2014	Change
	(USD million)		(%)(1)
North America	50	299	(83.3)
Mexico	222	237	(6.3)
Latin America North	557	689	(19.2)
Latin America South	16	5	220.0
Europe	19	28	(32.1)
Asia Pacific	140	90	55.6
Global Export & Holding Companies	27	39	(30.8)

Total	1,032	1,386	(25.5)

Notes:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

The net positive effect of our other operating income and expenses for the year ended 31 December 2015 was USD 1,032 million. This represented a decrease of USD 354 million, or 25.5%, compared to the year ended 31 December 2014.

Other operating income in the year ended 31 December 2014 included a one-time positive accounting adjustment of USD 223 million, following an actuarial reassessment of future liabilities under our post-retirement healthcare benefit plans in the United States. Furthermore, the results for the year ended 31 December 2015 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2014 and 2015 and currency translation effects.

•

The 2014 and 2015 acquisitions and disposals described above negatively impacted our consolidated, other operating income by USD 58 million for the year ended 31 December 2015 compared to the same period last year.

•	Our other operating income for the year ended 31 December 2015 also reflects a negative currency translation impact of USD 266 million.

Exceptional Items

Exceptional items are items which, in our management’s judgment, need to be disclosed separately by virtue of their size and incidence in order to obtain a proper understanding of our financial information. We consider these items to be significant in nature, and accordingly, our management has excluded these items from their segment measure of performance.

For the year ended 31 December 2015, exceptional items consisted of restructuring charges, acquisition costs of business combinations, business and asset disposal, impairment of assets and judicial settlement. Exceptional items were as follows for the years ended 31 December 2015 and 2014:

	Year ended 31 December 2015	Year ended 31 December 2014(1)
	(USD million)
Restructuring	(171)	(158)
Acquisition costs business combination	(55)	(77)
Business and asset disposal	524	157
Impairment of assets	(82)	(119)
Judicial settlement	(80)	—

Total	136	(197)

Notes:

(1)	Reclassified to conform to the 2015 presentation.

Restructuring

Exceptional restructuring charges amounted to a net cost of USD 171 million for the year ended 31 December 2015 as compared to a net cost of USD 158 million for the year ended 31 December 2014. These charges primarily relate mainly to the integration of Grupo Modelo and to organizational alignments in North America and Europe. These changes aim to eliminate overlap or duplicated processes, taking into account the right match of employee profiles with the new organizational requirements. These one-time expenses, as a result of the series of decisions, provide us with a lower cost base in addition to a stronger focus on our core activities, quicker decision-making and improvements to efficiency, service and quality.

Acquisition Costs and Business Combinations

Acquisition costs of USD 55 million for the year ended 31 December 2015 primarily related to costs incurred in relation to the proposed acquisition of SABMiller.

Business and Asset Disposal

Business and asset disposals amounted to a net benefit of USD 524 million for the year ended 31 December 2015. This gain consists primarily of gains on property sales, and compensation for the termination agreements with Crown imports for the distribution of Grupo Modelo products thought our wholly owned distributors in the U.S., and with Monster for the distribution of its brands through the Anheuser-Busch distribution system.

Impairment of Assets

During the year ended 31 December 2015, we incurred USD 50 million impairment losses related to goodwill and other assets in respect of our operations in Ukraine and impairment of non-core brands for an amount of USD 32 million.

Judicial Settlement

The judicial settlement for the year-end 31 December 2015 relates to the settlement reached between CADE, the Brazilian Antitrust Authority, and Ambev regarding the “Tô Contigo” customer loyalty program. Please also refer to note 30 to our audited consolidated financial statements as of 31 December 2015 and 2014, and for the three years ended 31 December 2015.

Profit from Operations

The following table reflects changes in profit from operations across our business segments for the year ended 31 December 2015 as compared to the year ended 31 December 2014:

	Year ended 31 December 2015	Year ended 31 December 2014	Change
	(USD million)		(%)(1)
North America	5,520	6,063	(9.0)
Mexico	1,700	1,685	0.9
Latin America North	3,937	4,957	(20.6)
Latin America South	1,380	1,163	18.7
Europe	818	774	5.7
Asia Pacific	833	432	92.8
Global Export & Holding Companies	(283)	37	—

Total	13,904	15,111	(8.0)

Notes:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our profit from operations amounted to USD 13,904 million for the year ended 31 December 2015. This represented a decrease of USD 1,207 million, or 8.0%, as compared to our profit from operations for the year ended 31 December 2014. The results for the year ended 31 December 2015 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2014 and 2015, currency translation effects and the effects of certain exceptional items as described above.

•	The 2014 and 2015 acquisitions and disposals negatively impacted our consolidated profit from operations by USD 493 million for the year ended 31 December 2015 compared to the same period last year.

•	Our consolidated profit from operations for the year ended 31 December 2015 also reflects a negative currency translation impact of USD 2,111 million.

•

Our profit from operations for the year ended 31 December 2015 was positively impacted by USD 136 million of certain exceptional items, as compared to a negative impact of USD 197 million for the year ended 31 December 2014. See “—Exceptional Items” above for a description of the exceptional items during the years ended 31 December 2015 and 2014.

EBITDA, as defined

The following table reflects changes in our EBITDA, as defined, for the year ended 31 December 2015 as compared to the year ended 31 December 2014:

	Year ended 31 December 2015	Year ended 31 December 2014	Change
	(USD million)		(%)(1)
Profit	9,867	11,302	(12.7)
Net finance cost	1,453	1,319	(10.2)
Income tax expense	2,594	2,499	(3.8)
Share of result of associates	(10)	(9)	11.1

Profit from operations	13,904	15,111	(8.0)
Depreciation, amortization and impairment	3,153	3,353	6.0

EBITDA, as defined	17,057	18,464	(7.6)

Notes:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

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

We believe EBITDA, as defined, facilitates comparisons of our operating performance across our Zones from period to period. In comparison to profit, EBITDA, as defined, excludes items which do not impact the day-to-day operation of our primary business (that is, the selling of beer and other operational businesses) and over which management has little control. Items excluded from EBITDA, as defined, are our share of results of associates, depreciation and amortization, impairment, financial charges and corporate income taxes, which management does not consider to be items that drive our underlying business performance. Because EBITDA, as defined, includes only items management can directly control or influence, it forms part of the basis for many of our performance targets. For example, certain options under our share-based compensation plan were granted such that they vest only when certain targets derived from EBITDA, as defined, were met.

We further believe that EBITDA, as defined, and measures derived from it, are frequently used by securities analysts, investors and other interested parties in their evaluation of us and in comparison to other companies, many of which present an EBITDA performance measure when reporting their results.

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

Our EBITDA, as defined, amounted to USD 17,057 million for the year ended 31 December 2015. This represented a decrease of USD 1,407 million, or 7.6%, as compared to our EBITDA, as defined, for the year ended 31 December 2014. The results for the year ended 31 December 2015 reflect the performance of our business after the completion of the acquisitions and disposals we undertook in 2014 and 2015 discussed above and currency translation effects. Furthermore, our EBITDA, as defined, was positively impacted by USD 218 million (before impairment losses) of certain exceptional items in the year ended 31 December 2015, as compared to a negative impact of USD 78 million (before impairment losses) during the year ended 31 December 2014. See “—Exceptional Items” above for a description of the exceptional items during the year ended 31 December 2015 and 2014.

Net Finance Cost

Our net finance cost items were as follows for the years ended 31 December 2015 and 2014:

	Year ended 31 December 2015	Year ended 31 December 2014	Change
	(USD million)		(%)(1)
Net interest expense	(1,466)	(1,634)	10.3
Net interest on net defined benefit liabilities	(118)	(124)	4.8
Accretion expense	(326)	(364)	10.4
Other financial results	671	294	—

Net finance costs before exceptional finance results	(1,239)	(1,828)	32.2

Mark-to-market adjustment on derivatives	(195)	509	—
Other	(19)	—	—

Exceptional net finance income/(cost)	(214)	509	—

Net finance income/(cost)	(1,453)	(1,319)	(10.2)

Notes:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our net finance cost for the year ended 31 December 2015 was USD 1,453 million, as compared to USD 1,319 million for the year ended 31 December 2014, representing an increase of USD 134 million.

The decrease in net finance costs before exceptional items is driven primarily by lower net interest expenses and positive other financial results, mainly due to net foreign exchange gains on U.S. dollar cash held in Mexico and a positive mark-to-market adjustment of USD 844 million linked to the hedging of our share-based payment programs. In 2014, mark-to-market adjustment linked to the hedging of our share-based payment programs amounted to USD 711 million.

The number of shares covered by the hedging of our share-based payment programs, and the opening and closing share prices are as follows:

	Year ended 31 December 2015	Year ended 31 December 2014
Share price at the start of the period (in euro)	93.86	77.26
Share price at the end of the period (in euro)	114.4	93.86
Number of derivative equity instruments at the end of the period (in millions)	35.5	33.7

Exceptional net finance cost in 2015 includes a negative mark-to-market adjustment of USD 688 million related to the portion of the hedging of the purchase price of the proposed acquisition of SABMiller that does not qualify for hedge accounting under IFRS rules. This is partly offset by a favorable mark-to-market adjustment of USD 511 million on derivative instruments entered into to hedge the deferred share instrument issued in a transaction related to the combination with Grupo Modelo, compared to a favorable mark-to-market adjustment of USD 509 million in 2014.

The deferred share instrument was hedged at an average price of EUR 68 per share. The number of shares covered by the hedging of the deferred share instrument, and the opening and closing share prices are as follows:

	Year ended 31 December 2015	Year ended 31 December 2014
Share price at the start of the period (in euro)	93.86	77.26
Share price at the end of the period (in euro)	114.4	93.86
Number of derivative equity instruments at the end of the period (in millions)	23.1	23.1

Share of Result of Associates

Our share of result of associates for the year ended 31 December 2015 was USD 10 million as compared to USD 9 million for the year ended 31 December 2014.

Income Tax Expense

Our total income tax expense for the year ended 31 December 2015 amounted to USD 2,594 million, with an effective tax rate of 20.8%, as compared to an income tax expense of USD 2,499 million and an effective tax rate of 18.1% for the year ended 31 December 2014. The increase in the effective tax rate mainly results from non-deductible foreign exchange losses from certain derivatives entered into in relation to the proposed acquisition of SABMiller that could not qualify for hedge accounting under IFRS rules, as well as unfavorable outcome of tax claims and uncertain tax positions. Changes in country profit mix are also impacting the effective tax rate. See also notes 8, 12 and 27 to our audited consolidated financial statements as of 31 December 2015 and 2014, and for the three years ended 31 December 2015 included in this Form 20-F.

In 2015 and 2014, we recognized the benefit at the Ambev level from the impact of interest on equity payments and tax deductible goodwill resulting from the merger of Beverage Associates Holding Limited into Ambev in August 2006. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ambev Special Goodwill Reserve.” The impact of the tax deductible goodwill resulting from the merger of Beverage Associates Holding Limited into Ambev in August 2006 and other mergers was to reduce income tax expense for the year ended 31 December 2015 by USD 44 million. In October 2013, Ambev received a tax assessment related to the goodwill amortization resulting from the merger of Beverage Associates Holding Limited into Ambev. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings—Ambev and its Subsidiaries—Special Goodwill Reserve” for further information.

We benefit from tax exempted income and tax credits which are expected to continue in the future, except for the tax deductibility of existing goodwill in Brazil, which will expire in 2017. We do not have significant benefits coming from low tax rates in any particular jurisdiction.

Profit Attributable to Non-Controlling Interests

The profit attributable to non-controlling interests was USD 1,594 million for the year ended 31 December 2015, a decrease of USD 492 million from USD 2,086 million for the year ended 31 December 2014, with an improved operating performance of Ambev being offset by currency translation effects.

Profit Attributable to Our Equity Holders

Profit attributable to our equity holders for the year ended 31 December 2015 was USD 8,273 million (compared to USD 9,216 million for the year ended 31 December 2014) with basic earnings per share of USD 5.05, based on 1,638 million shares outstanding, representing the weighted average number of shares outstanding during the year ended 31 December 2015. For the definition of weighted average number of shares outstanding, see footnote 2 of the table in “Item 3. Key Information—A. Selected Financial Data.”

Excluding the after-tax exceptional items and unfavorable outcome of tax claims and uncertain tax positions discussed above, profit attributable to our equity holders for the year ended 31 December 2015 would have been USD 8,513 million and basic earnings per share would have been USD 5.20.

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

Effective 1 April 2014, we discontinued the reporting of volumes sold to Constellation Brands, Inc. under the interim supply agreement, since these volumes do not form part of the underlying performance of our business.

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

•

On the same basis, the 2014 acquisition of the Siping Ginsber Draft Beer Co., Ltd. and three breweries in China impacted positively our volumes by 3.9 million hectoliters while the 2014 acquisitions in the United States and the disposal of Comercio y Distribución Modelo in Mexico had an immaterial impact on our volumes.

For further details of these acquisitions and disposals, see “Item 5. Operating and Financial Review—A. Key Factors affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes.” See also note 6 to our audited consolidated financial statements as of 31 December 2014 and 2013, and for the three years ended 31 December 2014 included in our 2014 Annual Report on Form 20-F.

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

In Brazil, beer volumes increased by 4.7% and soft drinks increased 1.4% during the year ended 31 December 2014 compared to the year ended 31 December 2013. On the same basis, we estimate that beer industry volumes grew by approximately 4.3% during 2014, benefiting from a strong summer and the FIFA World Cup. We estimate that our year-over-year market share increased by approximately 30 bps to 68.2%. Premium brands continued to outperform the rest of our portfolio, due to a strong performance by Budweiser.

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

Excluding the effects of the business acquisitions and disposals described above and currency translation effects, our cost of sales would have increased by 3.5%. Our consolidated cost of sales for the year ended 31 December 2014 was partly impacted by the developments in volumes discussed above. The increase in our cost of sales is also driven primarily by higher depreciation and packaging costs in Brazil, as well as additional bottle costs in Mexico related to higher than expected demand for Corona globally, partly mitigated by procurement savings and efficiency gains.

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

Excluding the effects of the business acquisitions and disposals described above and currency translation effects described above, our overall sales and marketing expenses for the year ended 31 December 2014 would have increased 12.5%, with increased support for our brands, innovations and sales activations in most Zones. The increased investments include the FIFA World Cup activations, particularly in Latin America North and South, Mexico and Europe, as well as investments behind proven trade marketing programs and new programs, such as the Bud Light summer campaign in the United States.

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

•	Our consolidated administrative expenses for the year ended 31 December 2014 also reflect a positive currency translation impact of USD 99 million.

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

Excluding the effects of the business acquisitions and disposals, currency translation effects and the one-time accounting adjustment described above, our other operating income and expenses would have increased by 4.2% for the year ended 31 December 2014 as compared to the year ended 31 December 2013. This increase was mainly due to income from government incentives.

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

For the year ended 31 December 2014, exceptional items consisted of restructuring charges, business and asset disposal and acquisition costs of business combinations. Exceptional items were as follows for the years ended 31 December 2014 and 2013:

	Year ended 31 December 2014(1)	Year ended 31 December 2013(1)
	(USD million)
Restructuring	(158)	(118)
Fair value adjustments	—	6,410
Acquisition costs business combinations	(77)	(82)

Business and asset disposal	157	30

Impairment of assets	(119)	—

Total	(197)	6,240

Notes:

(1)	Reclassified to conform to the 2015 presentation.

Restructuring

Exceptional restructuring charges amounted to a net cost of USD 158 million for the year ended 31 December 2014 as compared to a net cost of USD 118 million for the year ended 31 December 2013. These charges relate mainly to the integration of Grupo Modelo, organizational alignments in Asia Pacific and Europe. These changes aim to eliminate overlap or duplicated processes, taking into account the right match of employee profiles with the new organizational requirements.

Business and Asset Disposal

Business and asset disposals (including impairment losses) amounted to a net benefit of USD 157 million for the year ended 31 December 2014 mainly attributable to additional proceeds from the sale of the Central European operations to CVC Capital Partners and the disposal of Comercio y Distribución Modelo and the glass plant located in Piedras Negras, Coahuila, Mexico. See note 6 to our audited consolidated financial statements as of 31 December 2014 and 2013, and for the three years ended 31 December 2014 included in our 2014 Annual Report on Form 20-F.

Acquisitions Costs Business Combinations

Acquisition costs of USD 77 million for the year ended 31 December 2014 primarily relate to cost incurred for the acquisition of Oriental Brewery that closed on 1 April 2014. See note 6 to our audited consolidated financial statements as of 31 December 2014 and 2013, and for the three years ended 31 December 2014 included in our 2014 Annual Report on Form 20-F.

Impairment of assets

Impairment of assets mainly relates to the closure of the Angarsk and Perm breweries in Russia.

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

•

Our profit from operations for the year ended 31 December 2014 was negatively impacted by USD 197 million of certain exceptional items, as compared to a positive impact of USD 6,240 million for the year ended 31 December 2013. See “—Exceptional Items” above for a description of the exceptional items during the years ended 31 December 2014 and 2013.

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

See “—Year Ended 31 December 2015 Compared to the Year ended 31 December 2014—EBITDA, as defined” above for more information about our definition of EBITDA, as defined.

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

Our net finance cost for the year ended 31 December 2014 was USD 1,319 million, as compared to USD 2,203 million for the year ended 31 December 2013, representing a decrease of USD 884 million. The decrease is mainly driven by lower interest expenses, currency gains reported in other financial results, and a mark-to-market gain of USD 711 million linked to the hedging of our share based payment programs, compared to a gain of USD 456 million during the year ended 31 December 2013. The number of shares included in the hedging of our share-based payment programs, and the share prices at the beginning and end of the 12-month period ended 31 December 2014 and 2013, are shown in the table below:

	Year ended 31 December 2014	Year ended 31 December 2013
Share price at the start of the period (in euro)	77.26	65.74
Share price at the end of the period (in euro)	93.86	77.26
Number of derivative equity instruments at the end of the period (in millions)	33.7	28.3

Exceptional net finance income was USD 509 million resulting from gains related to mark-to-market adjustments on derivative instruments entered into to hedge the deferred share instrument issued in a transaction related to the combination with Grupo Modelo, compared to a gain of USD 283 million during the year ended 31 December 2013, of which USD 101 million cost related to commitment and utilization fees incurred for the 2012 Facility agreement entered into to fund the Grupo Modelo combination and USD 384 million gain related to gains on derivatives entered to hedge the deferred share instrument mentioned above. By 31 December 2014, 100% of the deferred share instrument had been hedged at an average price of approximately EUR 68 per share. The number of shares included in the hedging of the deferred share instrument, and the share prices at the beginning and end of the quarter, are shown in the table below:

	Year ended 31 December 2014	Year ended 31 December 2013
Share price at the start of the period (in euro)	77.26	65.74
Share price of additional hedges in the period (in euro)	—	69.47
Share price at the end of the period (in euro)	93.86	77.26
Number of derivative equity instruments at the start of the period (in millions)	23.1	9.5
Number of derivative equity instruments at the end of the period (in millions)	23.1	23.1

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

In 2014 and 2013. we recognized the benefit at the Ambev level from the impact of interest on equity payments and tax deductible goodwill resulting from the merger between InBev Holding Brasil S.A. and Ambev in July 2005 and the merger of Beverage Associates Holding Limited (“BAH”) into Ambev in August 2006. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ambev Special Goodwill Reserve.” The impact of the tax deductible goodwill resulting from the merger between InBev Holding Brasil S.A. and Ambev in July 2005 expired in 2013, and the impact of the tax deductible goodwill resulting from the merger of BAH into Ambev in August 2006 and other mergers was to reduce income tax expense for the year ended 31 December 2014 by USD 81 million. In December 2011, Ambev received a tax assessment related to the goodwill amortization resulting from the merger between InBev Holding Brasil S.A. and Ambev. In the event Ambev is required to pay these amounts, we shall reimburse Ambev the amount proportional to the benefit received by us pursuant to the merger protocol, as well as the respective costs. In October 2013, Ambev received a tax assessment related to the goodwill amortization resulting from the merger of BAH into Ambev. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings—Ambev and its Subsidiaries—Special Goodwill Reserve” for further information.

We benefit from tax exempted income and tax credits that are expected to continue in the future, except for the tax deductibility of existing goodwill in Brazil, which will expire in 2017. We do not have significant benefits coming from low tax rates in any particular jurisdiction.

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

F. IMPACT OF CHANGES IN FOREIGN EXCHANGE RATES

Foreign exchange rates have a significant impact on our consolidated financial statements. The following table sets forth the percentage of our revenue realized by currency for the years ended 31 December 2015, 2014 and 2013:

	Year ended 31 December,
	2015	2014	2013
U.S. dollar	34.0%	32.4%	35.3%
Brazilian real	18.5%	22.1%	23.8%
Mexican peso	11.1%	11.9%	7.9%
Chinese yuan	9.6%	8.2%	7.7%
Euro	6.0%	6.6%	6.4%
Canadian dollar	4.1%	3.6%	4.6%
Argentine peso	4.8%	4.2%	4.6%
South Korean won	3.0%	2.4%	—
Russian ruble	1.2%	1.7%	2.4%
Other	7.7%	6.9%	7.3%

As a result of the fluctuation of foreign exchange rates for the years ended 31 December 2015, 2014 and 2013:

•

We recorded a negative translation impact of USD 5,957 million on our revenue for the year ended 31 December 2015 (as compared to a negative impact of USD 2,371 million on our revenue in 2014 and 1,466 million on our revenue in 2013) and a negative translation impact of USD 2,111 million on our profit from operations for the year ended 31 December 2015 (as compared to a negative impact of USD 858 million on our profit from operations in 2014 and a negative impact of USD 491 million in 2013).

•

Our reported profit (after tax) was negatively affected by a USD 1,492 million translation impact for the year ended 31 December 2015 (as compared to a negative translation impact of USD 534 million in 2014 and USD 389 million in 2013), while the negative translation impact on our earnings per share base for the year ended 31 December 2015 (profit attributable to our equity holders) was USD 1,109 million or USD 0.68 per share (as compared to a negative impact of USD 316 million or USD 0.19 per share in 2014 and USD 167 million or USD 0.10 per share in 2013).

•

Our net debt decreased by USD 1,100 million in the year ended 31 December 2015 as a result of translation impacts (as compared to a decrease of USD 447 million in 2014, and an increase of USD 606 million in 2013).

•

Equity attributable to our equity holders decreased by USD 6,157 million in the year ended 31 December 2015 as a result of translation impacts (as compared to a decrease of USD 4,374 million in 2014 and a decrease of USD 3,109  million in 2013).

G. LIQUIDITY AND CAPITAL RESOURCES

General

Our primary sources of cash flow have historically been cash flows from operating activities, the issuance of debt, bank borrowings and the issuance of equity securities. Our material cash requirements have included the following:

•	Debt service;

•	Capital expenditures;

•	Investments in companies participating in the brewing, carbonated soft drink and malting industries;

•	Increases in ownership of our subsidiaries or companies in which we hold equity investments;

•	Share buyback programs; and

•	Payments of dividends and interest on shareholders’ equity.

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

Equity attributable to our equity holders and non-controlling interests amounted to USD 45.7 billion as of 31 December 2015 (USD 54.2 billion as of 31 December 2014 and USD 55.3 billion as of 31 December 2013) and our net debt amounted to USD 42.2 billion as of 31 December 2015 (USD 42.1 billion as of 31 December 2014 and USD 38.8 billion as of 31 December 2013). Our overriding objectives when managing capital resources are to safeguard the business as a going concern and to optimize our capital structure so as to maximize shareholder value while keeping the desired financial flexibility to execute strategic projects.

In connection with the proposed acquisition of SABMiller, we entered into a USD 75.0 billion senior facilities agreement (the “2015 Senior Facilities Agreement”) on 28 October 2015, consisting of a USD 15.0 billion 364-day bridge facility, a second USD 15.0 billion 364-day bridge facility (with an option to extend for an additional 12 months), a USD 10.0 billion 364-day disposals bridge facility, a USD 25.0 billion two-year term facility (with an option to extend for an additional 12 months) and a USD 10.0 billion five-year term facility. As of 31 December 2015, we had not made any drawdowns under the 2015 Senior Facilities Agreement.

In January 2016, we issued bonds in debt capital markets offerings resulting in aggregate net proceeds of approximately USD 47.0 billion (see “—Funding Sources—Borrowings.”). Upon receipt of these proceeds, we were required to cancel the two USD 15.0 billion bridge facilities under the 2015 Senior Facilities Agreement, and in addition, we elected to cancel USD 12.5 billion of the two-year term facility. As a result of such cancellations, as of the date of this Form 20-F, the total committed amount under the 2015 Senior Facilities Agreement comprised USD 22.5 billion under the term facilities and USD 10.0 billion under the disposals bridge facility.

We also have a revolving facility under our 2010 Senior Facilities Agreement, with a total commitment of USD 9.0 billion, maturing in August 2020. As of 31 December 2015, the revolving facility was fully undrawn.

Our ability to manage the maturity profile of our debt and repay our outstanding indebtedness in line with management plans will nevertheless depend upon market conditions. If such uncertain market conditions as experienced in the period between late 2007 and early 2009 and again in 2011 continue in the future, our financing costs could increase beyond what is currently anticipated. Such costs could have a material adverse impact on our cash flows, results of operations or both. In addition, an inability to refinance all or a substantial amount of our debt obligations when they become due would have a material adverse effect on our financial condition and results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Existing Business—We may not be able to obtain the necessary funding for our future capital or refinancing needs and we face financial risks due to our level of debt and uncertain market conditions.”

Our cash, cash equivalents and short-term investments in debt securities less bank overdrafts as of 31 December 2015 amounted to USD 6,965 million.

As of 31 December 2015, we had total liquidity of USD 15,965 million, which consisted of USD 9.0 billion available under committed long-term credit facilities and USD 6,965 million of cash, cash equivalents and short-term investments in debt securities less bank overdrafts. Although we may borrow such amounts to meet our liquidity needs, we principally rely on cash flows from operating activities to fund our continuing operations.

Cash Flow

The following table sets forth our consolidated cash flows for the years ended 31 December 2015, 2014 and 2013:

	Year ended 31 December (audited)
	2015	2014	2013
	(USD million)
Cash flow from operating activities	14,121	14,144	13,864
Cash flow from (used in) investing activities(1)	(4,930)	(11,060)	(10,182)
Cash flow from (used in) financing activities(1)	(9,281)	(3,947)	242

Net increase/(decrease) in cash and cash equivalents	(90)	(863)	3,924

Notes:

(1)	Reclassified to conform to the 2015 presentation.

Cash Flow from Operating Activities

Our cash flows from operating activities for the years ended 31 December 2015, 2014 and 2013 were as follows:

	Year ended 31 December (audited)
	2015	2014	2013
	(USD million)
Profit (including non-controlling interests)	9,867	11,302	16,518
Revaluation of initial investment Grupo Modelo	—	—	(6,415)
Interest, taxes and non-cash items included in profit	6,859	7,029	7,135

Cash flow from operating activities before changes in working capital and provisions	16,726	18,331	17,238
Change in working capital(1)	1,786	815	866
Pension contributions and use of provisions	(449)	(458)	(653)
Interest and taxes (paid)/received	(3,964)	(4,574)	(4,193)
Dividends received	22	30	606

Cash flow from operating activities	14,121	14,144	13,864

Notes:

(1)	For purposes of the table above, working capital includes inventories, trade and other receivables and trade and other payables, both current and non-current.

Non-cash items included in profit include: depreciation, amortization and impairments, including impairment losses on receivables and inventories; additions and reversals in provisions and employee benefits; losses and gains on sales of property, plant and equipment, intangible assets, subsidiaries and assets held for sale; equity share-based payment expenses; share of result of associates; net finance cost; income tax expense and other non-cash items included in profit. Please refer to our consolidated cash flow statement in our audited consolidated financial statements as of 31 December 2015 and 2014, and for the three years ended 31 December 2015 for a more comprehensive overview of our cash flow from operating activities.

Our primary source of cash flow for our ongoing activities and operations is our cash flow from operating activities. For extraordinary transactions (such as the 2008 Anheuser-Busch acquisition, the 2013 Grupo Modelo combination and the proposed acquisition of SABMiller), we may, from time to time, also rely on cash flows from other sources. See “—Cash Flow from Investing Activities” and “—Cash Flow from Financing Activities,” below.

Net cash from operating activities in 2015 decreased by USD 23 million, or 0.2%, from USD 14,144 million in 2014 to USD 14,121 million in 2015, mainly explained by unfavorable foreign exchange translational impacts, partly offset by strong working capital management and increases of trade payables at year-end, related to the timing of our capital expenditures, these payables having, on average, longer payment terms.

We devote substantial efforts to the efficient use of our working capital, especially those elements of working capital that are perceived as “core” (including trade receivables, inventories and trade payables). The initiatives to improve our working capital include the implementation of best practices on collection of receivables and inventory management, such as optimizing our inventory levels per stock taking unit, improving the batch sizes in our production process and optimizing the duration of overhauls. Similarly, we aim to efficiently manage our payables by reviewing our standard terms and conditions on payments and resolving, where appropriate, the terms of payment within 120 days upon receipt of invoice. Changes in working capital contributed USD 1,786 million to operational cash flow in 2015. This contribution includes USD 300 million cash inflow from derivatives. By the end of 2014, we had satisfied ahead of schedule our target of delivering USD 500 million of working capital improvements within two years of the completion of the combination with Grupo Modelo.

Net cash from operating activities in 2014 increased by USD 280 million, or 2.0%, from USD 13,864 million in 2013 to USD 14,144 million in 2014. The increase mainly results from higher profits generated in 2013 following the combination with Grupo Modelo.

Cash Flow from Investing Activities

Our cash flows from investing activities for the years ended 31 December 2015, 2014 and 2013 were as follows:

	Year ended 31 December (audited)
	2015	2014	2013
	(USD million)
Net capital expenditure(1)	(4,337)	(4,122)	(3,612)
Acquisition and sale of subsidiaries and associates, net of cash acquired/disposed of	(918)	(6,700)	(17,397)
Proceeds from the sale of / (investment in) short-term debt securities	169	(187)	6,707
Net of tax proceeds from the sale of assets held for sale	397	(65)	4,002
Other(2)	(241)	14	118

Cash flow from (used in) investing activities	(4,930)	(11,060)	(10,182)

Notes:

(1)	Net capital expenditure consists of acquisitions of plant, property and equipment and of intangible assets, minus proceeds from sale.
(2)	Reclassified to conform to the 2015 presentation.

Net cash used in investing activities was USD 4,930 million in 2015 as compared to USD 11,060 million in 2014.

Our net capital expenditures amounted to USD 4,337 million in 2015 and USD 4,122 million in 2014. Out of the total capital expenditures of 2015, approximately 52% was used to improve our production facilities while 36% was used for logistics and commercial investments. Approximately 12% was used for improving administrative capabilities and purchase of hardware and software.

Net cash used in investing activities was USD 11,060 million in 2014 as compared to USD 10,182 million in 2013. The evolution of the cash used in investment activities in 2014 mainly reflects the Oriental Brewery acquisition.

Cash Flow from Financing Activities

Our cash flows from financing activities for the years ended 31 December 2015, 2014 and 2013 were as follows:

	Year ended 31 December (audited)
	2015	2014	2013
	(USD million)
Dividends paid(1)	(7,966)	(7,400)	(6,253)
Net (payments on) / proceeds from borrowings	457	3,223	4,458
Net proceeds from the issue of share capital	5	83	73
Share buyback	(1,000)	—
Cash received for deferred shares instrument	—	—	1,500
Other (including net financing costs other than interest) (2)	(777)	147	464

Cash flow from (used in) financing activities	(9,281)	(3,947)	242

Notes:

(1)	Dividends paid in 2015 consisted primarily of USD 6.6 million paid by Anheuser-Busch InBev SA/NV and USD 1.3 million paid by Ambev. Dividends paid in 2014 consisted primarily of USD 5.4 billion paid by Anheuser-Busch InBev SA/NV and USD 2.0 billion paid by Ambev. Dividends paid in 2013 consisted primarily of USD 4,821 million paid by Anheuser-Busch InBev SA/NV and USD 1,281 million paid by Ambev.
(2)	Reclassified to conform to 2015 presentation.

Cash outflow from financing activities amounted to USD 9,281 million in 2015, as compared to a cash outflow of USD 3,947 million in 2014. The cash outflow from financing activities in 2015 reflects the share buyback and higher dividends paid.

See “—Borrowings” below for details of long-term debt we entered into during 2015.

Cash flows from financing activities amounted to USD 3,947 million in 2014, as compared to a cash inflow of USD 242 million in 2013. The cash flow from financing activities in 2014 reflects the funding of the Oriental Brewery acquisition and higher dividends paid.

Transfers from Subsidiaries

The amount of dividends payable by our operating subsidiaries to us is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. For example, in Brazil, which accounted for 25.7% of our actual reported profit from operations for the year ended 31 December 2015, current legislation permits the Brazilian government to impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance in Brazil’s balance of payments. For approximately six months in 1989 and early 1990, the Brazilian government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors in order to conserve Brazil’s foreign currency reserves.

Dividends paid to us by certain of our subsidiaries are also subject to withholding taxes. Withholding tax, if applicable, generally does not exceed 15%.

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

Cash and Cash Equivalents and Short-Term Investments

Our cash and cash equivalents and short-term investments less bank overdrafts at each of 31 December 2015, 2014 and 2013 were as follows:

	Year ended 31 December (audited)
	2015	2014	2013
	(USD million)
Cash and cash equivalents	6,923	8,357	9,839
Bank overdrafts	(13)	(41)	(6)
Investment in short-term debt securities	55	301	123

Cash and Cash Equivalents and Short-Term Investments	6,965	8,616	9,956

Borrowings

In 2010, we entered into a senior facilities agreement (the “2010 Senior Facilities Agreement”). The 2010 Senior Facilities Agreement comprised a USD 5.0 billion term loan maturing in 2013, which was fully prepaid and terminated in April 2013, and a USD 8.0 billion multi-currency revolving credit facility maturing in 2015. In 2013, we amended the terms of the revolving facility, extending the provision of USD 7.2 billion to a revised maturity of July 2018. On 28 August 2015, we further amended the terms of the revolving facility to increase the total commitment to USD 9.0 billion and to extend the maturity to August 2020. As of 31 December 2015, the revolving facility was fully undrawn.

In connection with the proposed acquisition of SABMiller, we entered into a USD 75.0 billion senior facilities agreement on 28 October 2015, consisting of a USD 15.0 billion 364-day bridge facility, a second USD 15.0 billion 364-day bridge facility (with an option to extend for an additional 12 months), a USD 10.0 billion 364-day disposals bridge facility, a USD 25.0 billion two-year term facility (with an option to extend for an additional 12 months) and a USD 10.0 billion five-year term facility. As of 31 December 2015, we had not made any drawdowns under the 2015 Senior Facilities Agreement and, on 27 January 2016, we cancelled USD 42.5 billion of the USD 75.0 billion available under the 2015 Senior Facilities Agreement. The terms of the Revolving Facility and the 2015 Senior Facilities Agreement, as well as their intended uses, are described under “Item 10. Additional Information—C. Material Contracts.”

Furthermore, in 2015 and in 2016 to date, we completed the following debt capital market offerings:

•

On 20 April 2015, we issued EUR 3.0 billion aggregate principal amount of bonds, consisting of EUR 1.25 billion aggregate principal amount of fixed rate notes due 2030; EUR 1.0 billion aggregate principal amount of fixed rate notes due 2023; and EUR 0.75 billion aggregate principal amount of floating rate notes due 2018. The fixed rate notes bear interest at an annual rate of 1.500% for the 2030 notes and 0.800% for the 2023 notes. The floating rate notes bear interest at an annual rate of 25.00 basis points above the three-month EURIBOR.

•

On 23 July 2015, we issued USD 565 million aggregate principal amount of fixed rate notes due 2045. The fixed rate notes bear interest at an annual rate of 4.600%. The use of the proceeds of such issuance was for general corporate purposes.

•

On 25 January 2016, we issued USD 46.0 billion aggregate principal amount of notes, consisting of USD 500 million aggregate principal amount of floating rate notes due 2021; USD 4.0 billion aggregate principal amount of fixed rate notes due 2019; USD 7.5 billion aggregate principal amount of fixed rate notes due 2021; USD 6.0 billion aggregate principal amount of fixed rate notes due 2023; USD 11.0 billion aggregate principal amount of fixed rate notes due 2026; USD 6.0 billion aggregate principal amount of fixed rate notes due 2036 and USD 11.0 billion aggregate principal amount of fixed rate notes due 2046. The floating rate notes bear interest at an annual rate of 126 basis points above three-month LIBOR. The fixed rate notes bear interest at an annual rate of 1.900% for the 2019 notes, 2.650% for the 2021 notes, 3.300% for the 2023 notes, 3.650% for the 2026 notes, 4.700% for the 2036 notes and 4.900% for the 2046 notes. Substantially all of the net proceeds of the offering will be used to fund a portion of the purchase price for the acquisition of SABMiller and related transactions. The remainder of the net proceeds will be used for general corporate purposes. The 2019 notes, the 2021 fixed and floating rate notes, the 2023 notes and the 2026 notes will be subject to a special mandatory redemption at a redemption price equal to 101% of the initial price of such notes, plus accrued and unpaid interest to, but not including, the special mandatory redemption date if the acquisition of SABMiller is not consummated on or prior to 11 November 2016 (which date is extendable at our option to 11 May 2017) or if, prior to such date, we announce the withdrawal or lapse of the acquisition of SABMiller and that we are no longer pursuing the acquisition of SABMiller.

•

On 29 January 2016, we issued USD 1.47 billion aggregate principal amount of fixed rate notes due 2046. The fixed rate notes bear interest at an annual rate of 4.915% . Substantially all of the net proceeds of the offering are expected to be used to fund a portion of the purchase price for the acquisition of SABMiller and related transactions. The remainder of the net proceeds will be used for general corporate purposes.

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

We have a Euro Medium-Term Notes Programme (the “EMTN Programme”) under which Anheuser-Busch InBev SA/NV may periodically issue and have outstanding debt denominated in any currency or currencies, subject to compliance with all applicable legal and/or regulatory and/or central bank requirements, outside the U.S. to non-U.S. persons in reliance on Regulation S. The guarantors of payments of all amounts due in respect of notes issued under the EMTN Programme are Cobrew NV, Brandbrew SA, Brandbev S.à.R.L., Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev Finance Inc. and Anheuser-Busch Companies, LLC (subject to certain terms and conditions). Under the EMTN Programme, we may issue notes on a continuing basis up to a maximum aggregate principal amount of EUR 40.0 billion (USD 43.4 billion) or its equivalent in other currencies. Such notes may be fixed, floating, zero coupon, or a combination of these. The proceeds from the issuance of any such notes may be used to repay short-term and/or long-term debt and to fund general corporate purposes of the AB InBev Group. If in respect of any particular issue of notes, there is a particular identified use of proceeds, this will be stated in the applicable final terms relating to the notes. As of 31 December 2015, the total outstanding debt under the EMTN Programme amounted to EUR 13.4 billion (USD 14.6 billion). Our ability to issue additional notes under the EMTN Programme is subject to market conditions.

We have a Belgian commercial paper program under which Anheuser-Busch InBev SA/NV and Cobrew NV may issue and have outstanding at any time commercial paper notes up to a maximum aggregate amount of EUR 1.0 billion (USD 1.1 billion) or its equivalent in alternative currencies. The proceeds from the issuance of any such notes may be used for general corporate purposes. The notes may be issued in two tranches: Tranche A has a maturity of not less than seven and not more than 364 days from and including the day of issue; Tranche B has a maturity of not less than one year. We also have established a U.S. commercial paper program for an aggregate outstanding amount not exceeding USD 3.0 billion. As of 31 December 2015, the total outstanding commercial paper under these programs amounted to USD 2.1 billion. Our ability to borrow additional amounts under the programs is subject to investor demand. If we are ever unable to refinance under this commercial programs as they becomes due, we have access to funding through the use of our committed lines of credit.

Our borrowings are linked to different interest rates, both variable and fixed. As of 31 December 2015, after certain hedging and fair value adjustments, USD 6.1 billion, or 12.4%, of our interest-bearing financial liabilities (which include loans, borrowings and bank overdrafts) bore a variable interest rate, while USD 43.3 billion, or 87.6%, bore a fixed interest rate. Our net debt is denominated in various currencies, though primarily in the U.S. dollar, the euro, the Brazilian real, the pound sterling and the Canadian dollar. Our policy is to proactively address and manage the relationship between our various borrowing currency liabilities and our functional currency cash flows, through long-term or short-term borrowing arrangements, either directly in their functional currencies or indirectly through hedging arrangements.

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

We use a hybrid currency matching model pursuant to which we may (i) match net debt currency exposure to cash flows in such currency, measured on the basis of EBITDA, as defined, adjusted for exceptional items, by swapping a significant portion of U.S. dollar debt to other currencies, such as Brazilian real (with a higher coupon), although this would negatively impact our profit and earnings due to the higher Brazilian real interest coupon, and (ii) use U.S. dollar cash flows to service interest payments under our debt obligations. For our definition of EBITDA, as defined, see “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2015 Compared to the Year Ended 31 December 2014—EBITDA, as defined.”

We have also entered into certain financial instruments in order to mitigate interest rate risks.

Please refer to note 27 of our audited consolidated financial statements as of 31 December 2015 and 2014, and for the three years ended 31 December 2015, “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments.”

We were in compliance with all our debt covenants as of 31 December 2015. The 2010 Senior Facilities Agreement and the 2015 Senior Facilities Agreement do not include restrictive financial covenants. For further details regarding our total current and non-current liabilities, please refer to note 22 of our audited consolidated financial statements as of 31 December 2015 and 2014, and for the three years ended 31 December 2015.

The following table sets forth the level of our current and non-current interest-bearing loans and borrowings as of 31 December 2015 and 2014:

	Year ended 31 December (audited)
	2015	2014
	(USD million)
Secured bank loans	277	286
Commercial papers	2,087	2,211
Unsecured bank loans	1,469	820
Unsecured bond issues	45,442	47,549
Unsecured other loans	52	82
Finance lease liabilities	126	133

Total	49,453	51,081

The following table sets forth the contractual maturities of our interest-bearing liabilities as of 31 December 2015:

	Carrying Amount(1)	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
		(USD million)
Secured bank loans	277	102	72	20	28	55
Commercial papers	2,087	2,087	—	—	—	—
Unsecured bank loans	1,469	1,380	84	—	5	—
Unsecured bond issues	45,442	2,330	6,415	4,613	10,163	21,921
Unsecured other loans	52	9	10	8	9	16
Finance lease liabilities	126	4	4	5	15	98

Total	49,453	5,912	6,585	4,646	10,220	22,090

Notes:

(1)	“Carrying Amount” refers to net book value as recognized on the balance sheet at 31 December 2015.

Please refer to note 27 of our audited consolidated financial statements as of 31 December 2015 and 2014, and for the three years ended 31 December 2015 for a description of the currencies of our financial liabilities and a description of the financial instruments we use to hedge our liabilities.

Credit Rating

As of 31 December 2015, our credit rating from Standard & Poor’s was A- for long-term obligations and A-2 for short-term obligations, with a stable outlook, and our credit rating from Moody’s Investors Service was A2 for long-term obligations and P-1 for short-term obligations, and was under review for downgrade. Credit ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any of our or our subsidiaries’ securities. Any change in our credit ratings could have a significant impact on the cost of debt capital to us and/or our ability to raise capital in the debt markets.

Capital Expenditures

We spent USD 4,337 million during 2015 on acquiring capital assets (net of proceeds from the sale of property, plant, equipment and intangible assets). Out of the total capital expenditures of 2015, approximately 52% was used to improve our production facilities while 36% was used for logistics and commercial investments. Approximately 12% was used for improving administrative capabilities and purchase of hardware and software.

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

Research and Development

In 2015, we spent USD 207 million (USD 217 million in 2014 and USD 185 million in 2013) on research and development. Part of this was spent in the area of market research, but the majority is related to innovation in the areas of process optimization and product development. For further information, see “Item 4. Information on the Company—B. Business Overview—10. Intellectual Property; Research and Development—Research and Development.”

Investments and Disposals

We regularly engage in acquisitions, divestitures and investments. We also engage in start-up or termination of activities and may transfer activities between business segments. Such events have had, and are expected to continue to have, a significant effect on our results of operations and the comparability of period-to-period results. See “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations— Acquisitions, Divestitures and Other Structural Changes” for further information on significant acquisitions, divestitures, investments, transfers of activities between business segments and other structural changes in the years ended 31 December 2015, 2014, and 2013. See also note 6 and note 8 to our audited consolidated financial statements as of 31 December 2015 and 2014, and for the three years ended 31 December 2015 included in this Form 20-F.

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

The following table provides a reconciliation of our net debt to the sum of current and non-current interest bearing loans and borrowings as of the dates indicated:

	31 December (audited)
	2015	2014
	(USD million)
Non-current interest bearing loans and borrowings	43,541	43,630
Current interest bearing loans and borrowings	5,912	7,451

Total	49,453	51,081
Bank overdrafts	13	41
Cash and cash equivalents	(6,923)	(8,357)
Interest-bearing loans granted (included within Trade and other receivables)	(286)	(308)
Debt securities (included within Investment securities) (1)	(72)	(322)

Total net debt	42,185	42,135

Notes:

(1)	See note 22 to our audited consolidated financial statements as of 31 December 2015 and 2014, and for the three years ended 31 December 2015.

Net debt as of 31 December 2015 was USD 42.2 billion, an increase of USD 0.1 billion as compared to 31 December 2014. Apart from operating results net of capital expenditures, the net debt is mainly impacted by share buyback (USD 1.0 billion), dividend payments to shareholders of AB InBev and Ambev (USD 8.0 billion ), the payment of interests and taxes (USD 4.0 billion) and the impact of changes in foreign exchange rates (USD 1.1 billion decrease of net debt).

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

Consolidated equity attributable to equity holders of AB InBev as at 31 December 2015 was USD 42,137 million, compared to USD 49,972 million as at 31 December 2014. The combined effect of the weakening of mainly the closing rates of the Argentine peso, the Brazilian real, the Canadian dollar, the Chinese yuan, the euro, the Mexican peso, the pound sterling, the Russian ruble and the South Korean won resulted in a negative foreign exchange translation adjustment of USD 6,157 million.

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

Further details on equity movements can be found in our consolidated statement of changes in equity to our audited consolidated financial statements as of 31 December 2015 and 2014, and for the three years ended, 31 December 2015.

Our optimal capital structure remains a net debt to EBITDA, as defined (adjusted for exceptional items), ratio of around 2x. We expect our net debt to EBITDA, as defined (adjusted for exceptional items) ratio to increase meaningfully in excess of 2x upon completion of the Transaction.

See “—Borrowings” above for details of long-term debt we entered into during 2015.

H. CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

Contractual Obligations

The following table reflects certain of our contractual obligations, and the effect such obligations are expected to have on our liquidity and cash flows in future periods, as of 31 December 2015:

			Payment Due By Period
Contractual Obligations	Contractual cash flows(2)	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
		(USD million)
Secured bank loans	(340)	(115)	(81)	(27)	(39)	(78)
Commercial papers	(2,089)	(2,089)	—	—	—	—
Unsecured bank loans	(1,740)	(1,446)	(216)	(56)	(22)	—
Unsecured bond issues	(63,694)	(3,434)	(8,036)	(6,209)	(12,546)	(33,469)
Unsecured other loans	(114)	(15)	(16)	(14)	(15)	(54)
Finance lease liabilities	(218)	(13)	(14)	(14)	(32)	(145)
Bank overdraft	(13)	(13)	—	—	—	—
Operating lease liabilities	(1,099)	(108)	(105)	(103)	(190)	(593)
Purchase commitments	(8,830)	(4,902)	(2,056)	(1,261)	(303)	(308)
Trade and other payables	(19,082)	(17,616)	(454)	(184)	(392)	(436)

Total(1)	(97,219)	(29,751)	(10,978)	(7,868)	(13,539)	(35,083)

Notes:

(1)	“Total” amounts refer to non-derivative financial liabilities including interest payments.
(2)	The loan and bond issue contractual cash flow amounts presented above differ from the carrying amounts for these items in our financial statements in that they include our best estimates of future interest payable (not yet accrued) in order to better reflect our future cash flow position.

Please refer to “—Item G. Liquidity and Capital Resources—Funding Sources—Borrowings” for further information regarding our short-term borrowings and long-term debt.

Please refer to note 27 to our audited consolidated financial statements as of 31 December 2015 and 2014, and for the three years ended 31 December 2015, and in particular to the discussions therein on “Liquidity Risk,” for more information regarding the maturity of our contractual obligations, including interest payments and derivative financial assets and liabilities.

Please refer to note 28 to our audited consolidated financial statements as of 31 December 2015 and 2014, and for the three years ended 31 December 2015 for more information regarding our operating lease obligations.

Information regarding our pension commitments and funding arrangements is described in our Significant Accounting Policies and in note 23 to our audited consolidated financial statements as of 31 December 2015 and 2014, and for the three years ended 31 December 2015. The level of contributions to funded pension plans is determined according to the relevant legislation in each jurisdiction in which we operate. In some countries there are statutory minimum funding requirements while in others we have developed our own policies, sometimes in agreement with the local trustee bodies. The size and timing of contributions will usually depend upon the performance of investment markets. Depending on the country and plan in question, the funding level will be monitored periodically and the contribution amount amended appropriately. Consequently, it is not possible to predict with any certainty the amounts that might become payable from 2016 onwards. In 2015, our employer contributions to defined benefit and defined contribution pension plans amounted to USD 365 million. Contributions to defined benefit pension plans for 2016 are estimated to be approximately USD 242 million for our funded defined benefit plans, and USD 61 million in benefit payments to our unfunded defined benefit plans and post-retirement medical plans. Please refer to note 23 to our audited consolidated financial statements as of 31 December 2015 and 2014, and for the three years ended 31 December 2015 for further information on our employee benefit obligations.

Collateral and Contractual Commitments

The following table reflects our collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other commitments, as of 31 December 2015 and 2014:

	Year ended 31 December (audited)
	2015	2014
	(USD million)
Collateral given for own liabilities	562	641
Collateral and financial guarantees received for own receivables and loans to customers	194	193
Contractual commitments to purchase property, plant and equipment	750	647
Contractual commitments to acquire loans to customers	14	13
Other commitments	1,713	1,801

On 23 July 2015, we entered into a subscription agreement for private placement of shares of Guangzhou Zhujiang Brewery Co., Ltd (“Zhujiang Brewery”), investing no less than RMB 1.6 billion (approximately USD 258 million) to increase its holdings in Zhujiang Brewery to 29.99%, subject to various regulatory approvals. This additional investment allows us to further deepen the strategic partnership with Zhujiang Brewery which started in the early 1980s.

On 11 November 2015, one of our indirect subsidiaries entered into an agreement to acquire the Canadian rights to a range of primarily spirit-based beers and ciders from Mark Anthony Group. In a separate transaction, Mark Anthony Group agreed to sell certain non-U.S. and non-Canadian trademark rights and other intellectual property to one of our subsidiaries. Mark Anthony Group retains full ownership of its U.S. business, as well as the Canadian wine, spirits and beer import and distribution business. The transaction closed on 20 January, 2016.

As at 31 December 2015, the following M&A related commitments existed with respect to the combination with Grupo Modelo:

•

In a transaction related to the combination with Grupo Modelo, select Grupo Modelo shareholders purchased a deferred share entitlement to acquire the equivalent of approximately 23.1 million AB InBev shares, to be delivered within five years, for consideration of approximately USD 1.5 billion. This investment occurred on 5 June 2013. Pending the delivery of AB InBev shares, we will pay a coupon on each undelivered share, so that the Deferred Share Instrument holders are compensated on an after-tax basis, for dividends they would have received had AB InBev shares been delivered to them prior to the record date for such dividend.

•

On 7 June 2013, in a transaction related to the combination with Grupo Modelo, we entered into a three-year transition services agreement with Constellation Brands, Inc. by virtue of which Grupo Modelo or its affiliates agreed to provide certain transition services to Constellation Brands, Inc. to ensure a smooth operational transition of the Piedras Negras brewery. We have also entered into an interim supply agreement with Constellation Brands, Inc. for an initial three-year term, whereby Constellation can purchase inventory from us or our affiliates under a specified pricing while the Piedras Negras brewery business acquires the necessary capacity to fulfill 100 percent of the U.S. demand.

As at 31 December 2015, the following M&A related commitments existed with respect to the proposed acquisition of SABMiller:

•

On 11 November 2015, our board and the board of SABMiller announced that we had reached agreement on the terms of a recommended acquisition of the entire issued and to be issued share capital of SABMiller by us. Under the terms of the Transaction, each SABMiller shareholder will be entitled to receive GBP 44.00 in cash in respect of each SABMiller share, with a partial share alternative available for approximately 41.6% of the SABMiller shares. The board of SABMiller has unanimously recommended the cash offer of GBP 44.00 per SABMiller share to SABMiller shareholders. The Transaction is subject to regulatory and shareholder approvals and closing is expected to occur during the second half of 2016.

•

On 11 November 2015, we also announced an agreement with Molson Coors Brewing Company, conditional on completion of the Transaction, regarding a complete divestiture of SABMiller’s interest in MillerCoors LLC (a joint venture in the U.S. and Puerto Rico between Molson Coors Brewing Company and SABMiller) and in the Miller Global Brand Business to Molson Coors Brewing Company. The total transaction is valued at USD 12 billion and is conditional on completion of the Transaction.

•

On 10 February 2016, we announced that we had received a binding offer from Asahi to acquire SABMiller’s Peroni, Grolsch and Meantime brand families and their associated business (excluding certain rights in the U.S.). The offer values the Peroni, Grolsch, and Meantime brand families and associated businesses in Italy, the Netherlands and the UK and internationally at EUR 2,550 million on a debt free/cash basis. The parties have commenced the relevant employee information and consultation processes, during which time we have agreed to a period of exclusivity with Asahi in respect of these brands and businesses. Asahi’s offer is conditional on the successful closing of the Transaction.

•

On 2 March 2016, we announced that we had entered into an agreement to sell SABMiller’s 49% interest in CR Snow to China Resources Beer (Holdings) Co. Ltd., which currently owns 51% of CR Snow. The agreement values SABMiller’s 49% stake in CR Snow at USD 1.6 billion. The sale is conditional on the successful closing of the Transaction and is subject to any applicable regulatory approvals in China.

•

There is no guarantee that the regulatory pre-conditions and conditions will be satisfied (or waived, if applicable). Failure to satisfy any of the conditions may result in the Transaction not being completed and, in certain circumstances, including if any regulatory pre-condition or condition is not satisfied by the specified long stop date of 11 May 2017 (unless extended), we may be required to pay or procure the payment to SABMiller of a break payment of USD 3.0 billion.

Please refer to note 29 to our audited consolidated financial statements as of 31 December 2015 and 2014, and for the three years ended 31 December 2015 for more information regarding collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and others.

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

To the extent that we believe that the realization of a contingency is possible (but not probable) and is above certain materiality thresholds, we have disclosed those items in note 30 to our audited consolidated financial statements as of 31 December 2015 and 2014, and for the three years ended 31 December 2015.

I. OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. Please refer to “—H. Contractual Obligations and Contingencies—Collateral and Contractual Commitments” for a description of certain collateral and contractual commitments to which we are subject. Please also refer to note 29 to our audited consolidated financial statements as of 31 December 2015 and 2014, and for the three years ended 31 December 2015.

In order to fulfill our commitments under various outstanding stock option plans, we entered into stock lending arrangements for up to 15 million of our own ordinary shares. We shall pay the lenders any dividend equivalent, after tax in respect of the loaned securities. This payment will be reported through equity as dividend. As of 31 December 2015, 10.6 million loaned securities were used to fulfill our stock option plan commitments. Please also refer to note 29 to our audited consolidated financial statements as of 31 December 2015 and 2014, and for the three years ended 31 December 2015.

J. OUTLOOK AND TREND INFORMATION

We continue to expect the Transaction to complete in the second half of 2016, subject to the satisfaction or waiver of the conditions and pre-conditions thereto. However, given the uncertainty regarding the timing of completion, we present our outlook for 2016 excluding any impact from the Transaction except where specified.

In terms of our outlook for 2016, we expect revenue per hectoliter to grow organically ahead of inflation, on a constant geographic basis, as a result of our revenue management initiatives and continued improvements in mix.

In the United States, we expect industry volumes to continue to improve in 2016. We expect our own sales-to-wholesalers and sales-to-retailers to converge on a full-year basis. We expect further improvement in our net revenue per hectoliter performance, supported by favorable brand mix.

In Mexico, we expect another year of solid growth in industry volumes, driven by a favorable macro-environment and our own commercial initiatives.

In Brazil, we expect the economy to remain challenging in 2016. We expect our own net revenues to grow organically by mid to high single digits in 2016, after an expected weak first quarter due to a tough comparable.

In China, we expect industry volumes to remain under pressure in 2016. We expect our own volumes to perform better than the industry, driven by our premium and super premium brands.

We expect cost of sales per hectoliter to increase by mid-single digits on a constant geographic basis, driven by unfavorable foreign exchange transactional impacts and growth in our premium brands.

We expect distribution expenses per hectoliter to increase organically by high single digits, driven by the growth in our premium brands, as well as an increase in own distribution in Brazil, both of which we expect to be more than offset by the increase in net revenue.

We expect sales and marketing investments to grow by high single to low double digits, weighted towards the first half of the year, as we continue to invest behind our brands and global platforms for the long-term.

We expect the average rate of interest on net debt in 2016, excluding the impact of the Transaction, to be in the range of 3.5% to 4.0%. Net pension interest expense and accretion expenses are expected to be approximately USD 30 million and USD 85 million per quarter, respectively. Other financial results will continue to be impacted by any gains and losses related to the hedging of our share-based payment programs. The net cost of the pre-funding of the SABMiller purchase price will be accounted for in net interest expense and is expected to amount to approximately USD 400 million in a full quarter.

We expect net capital expenditure of approximately USD 4.0 billion in 2016. This represents a reduction of approximately USD 300 million compared to 2015, driven by favorable foreign exchange translation, which offsets increased investments in our consumer and commercial initiatives and capacity expansion.

Our optimal capital structure remains a net debt to EBITDA, as defined (adjusted for exceptional items), ratio of around 2x. Approximately one third of our gross debt is denominated in currencies other than the U.S. dollar, principally the euro.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

On 11 November 2015, an announcement was made that an agreement had been reached on the terms of our recommended acquisition of the entire issued and to be issued share capital of SABMiller. The Transaction is expected to complete in the second half of 2016, subject to the satisfaction or waiver of the conditions and pre-conditions set out in the Rule 2.7 Announcement, which has been filed as Exhibit 15.3 to this Form 20-F.

The completion of the transaction will have a significant impact on our corporate governance structure. For example, the Combined Group’s shareholder structure, capital structure and composition and structure of its Board of directors will likely have significant differences from our present corporate governance structures. Reference is made to the full text of the announcement for more details on these changes, none of which have been included in this Form 20-F.

Administrative, Management, Supervisory Bodies and Senior Management Structure

Our management structure is a “one-tier” governance structure composed of our Board, a Chief Executive Officer responsible for our day-to-day management and an executive board of management chaired by our Chief Executive Officer. Our Board is assisted by five main committees: the Audit Committee, the Finance Committee, the Remuneration Committee, the Nomination Committee and, as of March 2015, the Strategy Committee. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Information about Our Committees.”

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

The composition of our Board is currently as follows:

Name	Principal function	Nature of directorship	Initially appointed	Term expires
María Asuncion Aramburuzabala	Director	Non-executive	2014	2018

Alexandre Behring	Director	Non-executive, nominated by the holders of class B Stichting certificates	2014	2018

M. Michele Burns	Independent Director	Non-executive	2015	2019

Paul Cornet de Ways Ruart	Director	Non-executive, nominated by the holders of class A Stichting certificates	2011	2019

Name	Principal function	Nature of directorship	Initially appointed	Term expires
Stéfan Descheemaeker	Director	Non-executive, nominated by the holders of class A Stichting certificates	2008	2019

Valentín Diez Morodo	Director	Non-executive	2014	2018

Olivier Goudet	Independent director, Chairman of the Board	Non-executive	2011	2019

Paulo Alberto Lemann	Director	Non-executive, nominated by the holders of class B Stichting certificates	2014	2018

Kasper Rorsted	Independent Director	Non-executive	2015	2019

Elio Leoni Sceti	Independent director	Non-executive	2014	2018

Carlos Alberto Sicupira	Director	Non-executive, nominated by the holders of class B Stichting certificates	2004	2018

Grégoire de Spoelberch	Director	Non-executive, nominated by the holders of class A Stichting certificates	2007	2018

Marcel Herrmann Telles	Director	Non-executive, nominated by the holders of class B Stichting certificates	2004	2018

Alexandre Van Damme	Director	Non-executive, nominated by the holders of class A Stichting certificates	1992	2018

The mandates of Paul Cornet de Ways Ruart, Stéfan Descheemaeker, Olivier Goudet, Kees Storm and Mark Winkelman came to an end immediately after the annual shareholders’ meeting held on 29 April 2015. The annual shareholders’ meeting acknowledged the end of the mandates of Kees Storm and Mark Winkelman and renewed the mandates of Paul Cornet de Ways Ruart, Olivier Goudet and Stéfan Descheemaeker for a term of four years. The annual shareholders’ meeting appointed M. Michele Burns and Kasper Rorsted as new independent directors for a term of four years. Olivier Goudet succeeded to Kees Storm as Chairman of the Board. No mandates are scheduled to come to an end at the annual shareholders’ meeting to be held on 27 April 2016.

The business address for all of our directors is: Brouwerijplein 1, 3000 Leuven, Belgium.

No member of the Board has any conflicts of interest within the meaning of the Belgian Company Code between any duties he/she owes to us and any private interests and/or other duties.

Ms. Aramburuzabala is a non-executive Board member. Born in 1963, she is a citizen of Mexico and holds a degree in Accounting from ITAM (Instituto Tecnologico Autonomo de Mexico). She has served as CEO of Tresalia Capital since 1996. She is currently chairman of the Boards of Directors of Tresalia Capital, KIO Networks, Abilia and Red Universalia. She is also a member of the Advisory Board of Grupo Modelo and was formerly a member of the Grupo Modelo Board of Directors, and is currently on the Boards of Consejo Mexicano de Negocios, Médica Sur, Fresnillio plc and Calidad de Vida, Progreso y Desarrollo para la Ciudad de México, and is an Advisory Board member of ITAM School of Business.

Mr. Behring is a representative of the main shareholders (nominated by BRC S.à.R.L., the holder of the class B Stichting certificates). Born in 1967, he is a Brazilian citizen and received a BS in Electrical Engineering from Pontificia Universidade Catolica in Rio de Janeiro and an MBA from Harvard Business School, having graduated as a Baker Scholar and Loeb Scholar. He is a co-founder and the Managing Partner of 3G Capital, a global investment firm with offices in New York and Rio de Janeiro, since 2004. Mr. Behring has served as Chairman of Restaurant Brands International since 3G Capital’s acquisition of Burger King in October 2010 and following Burger King’s subsequent acquisition of Tim Hortons in December 2014. Mr. Behring also serves as Chairman of the Kraft Heinz Company following the acquisition of H.J. Heinz Company by Berkshire Hathaway and 3G Capital in June 2013 and subsequent combination with Kraft Foods Group in July 2015. Additionally, Mr. Behring formerly served as a Director of CSX Corporation, a leading U.S. rail-based transportation company, from 2008 to 2011. Previously, Mr. Behring spent approximately ten years at GP Investments, one of Latin America’s premier private-equity firms, including eight years as a partner and member of the firm’s Investment Committee. He served for seven years, from 1998 through 2004, as a Director and CEO of one of Latin America’s largest railroads, ALL (America Latina Logistica).

Ms. Burns is an independent Board member. Born in 1958, she is an American citizen and graduated Summa Cum Laude from the University of Georgia with a Bachelor’s Degree in Business Administration and a Master’s Degree in Accountancy. Ms. Burns was the Chairman and Chief Executive Officer of Mercer LLC from 2006 until 2012. She currently serves on the Boards of Directors of The Goldman Sachs Group, where she chairs the Risk Committee, Alexion Pharmaceuticals, where she chairs the Strategy and Risk Committee and Cisco Systems, as well as two private companies, Etsy and Circle Online Financial. From 2003 until 2013, she served as a director of Wal-Mart Stores, where she chaired the Compensation and Nominating Committee and the Strategic Planning and Finance Committee. She also serves as the Center Fellow and Strategic Advisor to the Stanford Center on Longevity at Stanford University. Ms. Burns is on the Executive Board of the Elton John Aids Foundation, where she serves as Treasurer. Ms. Burns began her career in 1981 at Arthur Andersen, where she became a partner in 1991. In 1999, she joined Delta Air Lines, assuming the role of Chief Financial Officer from 2000 to 2004. From 2004 to 2006, Ms. Burns served as Chief Financial Officer and Chief Restructuring Officer of Mirant Corporation, an independent power producer. From March 2006 until September 2006, Ms. Burns served as the Chief Financial Officer of Marsh and McLennan Companies.

Mr. Cornet de Ways Ruart is a representative of the main shareholders (nominated by Eugénie Patri Sébastien S.A., the holder of the class A Stichting certificates). Born in 1968, he is a Belgian citizen and holds a Master’s Degree as a Commercial Engineer from the Catholic University of Louvain and an MBA from the University of Chicago. He has attended the Master Brewer program at the Catholic University of Louvain. From 2006 to 2011, he worked at Yahoo! and was in charge of Corporate Development for Europe before taking on additional responsibilities as Senior Financial Director for Audience and Chief of Staff. Prior to joining Yahoo!, Mr. Cornet was Director of Strategy for Orange UK and spent seven years with McKinsey & Company in London and Palo Alto, California. He is also a member of the Board of Directors of Bunge Limited, EPS, Rayvax, Adrien Invest, Floridienne S.A. and several privately held companies.

Mr. Descheemaeker is a representative of the main shareholders (nominated by Eugénie Patri Sébastien S.A., the holder of the class A Stichting certificates). Born in 1960, he is a Belgian citizen and graduated from Solvay Business School. He is the CEO of Nomad Food, a leader in the European frozen food sector. He joined Interbrew in 1996 as head of Strategy & External Growth, managing its M&A activities, culminating with the combination of Interbrew and Ambev. In 2004, he transitioned to operational management, first in charge of Interbrew’s operations in the United States and Mexico, and then as InBev’s Zone President Central and Eastern Europe and eventually, Western Europe. In 2008, Mr. Descheemaeker ended his operational responsibilities at AB InBev and joined our Board as a non-executive Director. He was appointed Chief Financial Officer of Delhaize Group in January 2009 and served as Chief Executive Officer of Delhaize Europe from January 2012 until October 2013. He is a professor in Business Strategy at the Solvay Business School.

Mr. Diez Morodo is a non-executive, non-independent Board member. Born in 1940, he is a citizen of Mexico. He holds a degree in Business Administration from the Universidad Iberoamericana and participated in postgraduate courses at the University of Michigan. He is currently President of Grupo Nevadi Internacional, Chairman of the Consejo Empresarial Mexicano de Comercio Exterior, Inversión y Tecnología, AC (COMCE) and Chairman of that organization’s Mexico-Spain Bilateral Committee. He is Vice President of Kimberly Clark de México and a member of the Advisory Board of Grupo Modelo and was formerly a member of the Grupo Modelo Board of Directors. He is a member of the Board of Directors of Grupo Aeroméxico, Grupo Financiero Banamex, Grupo KUO, Grupo Dine, Mexichem, Zara México, Telefónica Móviles México, Bodegas Vega Sicilia, Banco Nacional de Comercio Exterior, S.N.C. (Bancomext), ProMexico and the Instituto de Empresa, Madrid. He is member of the Consejo Mexicano de Negocios and Chairman of the Instituto Mexicano para la Competitividad, IMCO. He is Chairman of the Assembly of Associates of the Universidad Iberoamericana, and Founder and Chairman of the Diez Morodo Foundation, which encourages social, sporting, educational and philanthropic causes. Mr. Diez Morodo is also a member of the Board of the Museo Nacional de las Artes, MUNAL in Mexico and member of the International Trustees of the Museo del Prado in Madrid, Spain.

Mr. Goudet is an independent Board member. Born in 1964, he is a French citizen, holds a degree in Engineering from l’Ecole Centrale de Paris and graduated from the ESSEC Business School in Paris with a major in Finance. Mr. Goudet is Partner and CEO of JAB Holding Company, LLC, a position he has held since June 2012. He started his professional career in 1990 at Mars, Inc., serving on the finance team of the French business. After six years, he left Mars to join the VALEO Group, where he held several senior executive positions, including CFO. In 1998 he returned to Mars, where he became Chief Financial Officer in 2004. In 2008, his role was broadened to become the Executive Vice President as well as CFO. Between June 2012 and November 2015 he served as an Advisor to the Board of Mars. Mr. Goudet is also a Board member of Jacobs Douwe Egberts, the world’s leading pure play coffee and tea company; Chairman of Peet’s Coffee & Tea, a premier specialty coffee and tea company and of Caribou Einstein, a premium coffee and bagel restaurant chain; a Board member of Coty Inc., a global leader in beauty; a Board member of Espresso House Baresso, the largest branded coffee shop chains in Scandinavia; and a Board member of Jimmy Choo PLC, a luxury leather goods company.

Mr. Lemann is a representative of the main shareholders (nominated by BRC S.à.R.L., the holder of the class B Stichting certificates). Born in Brazil in 1968, he is a Brazilian citizen and graduated from Faculdade Candido Mendes in Rio de Janeiro, Brazil with a B.A. in Economics. Mr. Lemann interned at PriceWaterhouse in 1989 and was employed as an Analyst at Andersen Consulting from 1990 to 1991. Mr. Lemann also performed equity analysis while at Banco Marka and Dynamo Asset Management (both in Rio de Janeiro). From 1997 to 2004, he developed the hedge fund investment group at Tinicum Inc., a New York-based investment office that advised the Synergy Fund of Funds, where he served as Portfolio Manager. In May 2005, Mr. Lemann founded Pollux Capital and is currently the Portfolio Manager there. Mr. Lemann is a board member of Lojas Americanas, the Lemann Foundation and Ambev.

Mr. Rorsted is an independent Board member. Born in 1962, he is a Danish citizen and graduated from the International Business School in Copenhagen. Since April 2008, Mr. Rorsted has been Chief Executive Officer of Henkel AG & Company, KgaA, a fast-moving consumer goods company which operates brands in laundry and home care, beauty care and adhesive technologies. In January 2016, it was announced that adidas AG, a German sportswear company, had appointed Mr. Rorsted to its executive board, effective 1 August 2016, and as its chief executive officer, effective 1 October 2016, at which time Mr. Rorsted will stand down as Chief Executive Officer of Henkel. Prior to joining Henkel, Mr. Rorsted has held senior leadership roles at Oracle Corporation, Compaq Computer Corporation and Hewlett-Packard Company. Mr. Rorsted is also a Board member of Bertelsmann SE & Co., KGA and Danfoss A/S in Denmark.

Mr. Leoni Sceti is an independent Board member. Born in 1966, he is an Italian citizen who lives in the UK. He graduated Magna Cum Laude in Economics from LUISS in Rome, where he passed the Dottore Commercialista post-graduate bar exam. Mr. Leoni Sceti has over 25 years’ experience in the fast-moving consumer goods and media sectors. He was CEO of Iglo Group, a European food business whose brands are Birds Eye, Findus & Iglo. Iglo group was sold in May 2015 to Nomad Foods, of which Mr. Leoni Sceti remains a Board director. He previously served as CEO of EMI Music from 2008 to 2010. Prior to EMI, Mr. Leoni Sceti had an international career in marketing and held senior leadership roles at Procter & Gamble and Reckitt Benckiser. Mr. Leoni Sceti is a private early investor in Media & Tech, the Chairman of London based LSG holdings and a Counsellor at One Young World.

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

Mr. de Spoelberch is a representative of the main shareholders (nominated by Eugénie Patri Sébastien S.A., the holder of the class A Stichting certificates). Born in 1966, he is a Belgian citizen and holds an MBA from INSEAD. Mr. de Spoelberch is an active private equity shareholder and his recent activities include shared Chief Executive Officer responsibilities for Lunch Garden, the leading Belgian self-service restaurant chain. He is a member of the board of several family-owned companies, such as Eugénie Patri Sébastien S.A., Verlinvest and Cobehold (Cobepa). He is also an administrator of the Baillet-Latour Fund, a foundation that encourages social, cultural, artistic, technical, sporting, educational and philanthropic achievements.

Mr. Telles is a representative of the main shareholders (nominated by BRC S.à.R.L., the holder of the class B Stichting certificates). Born in 1950, he is a Brazilian citizen and holds a degree in Economics from Universidade Federal do Rio de Janeiro and attended the Owners/Presidents Management Program at Harvard Business School. He was Chief Executive Officer of Brahma and Ambev and has been a member of the Board of Directors of Ambev since 2000. He served as member of the Board of Directors of H.J. Heinz Company and now serves as member of the Board of Directors of the Kraft Heinz Company and of the Board of associates of Insper. He is co-founder and Board member of Fundação Estudar, a non-profit organization that provides scholarships for Brazilians and a founder and Chairman of Ismart, a non-profit organization that provides scholarships to low-income students. He is also an ambassador for Endeavor, an international non-profit organization that supports entrepreneurs in developing markets.

Mr. Van Damme is a representative of the main shareholders (nominated by Eugénie Patri Sébastien S.A., the holder of the class A Stichting certificates). Born in 1962, he is a Belgian citizen and graduated from Solvay Business School, Brussels. Mr. Van Damme joined the beer industry early in his career and held various operational positions within Interbrew until 1991, including Head of Corporate Planning and Strategy. He has managed several private venture holding companies and is currently a director of Patri S.A. (Luxembourg), Restaurant Brands International (formerly Burger King Worldwide Holdings) and Jacobs Douwe Egberts (JDE). He is also an administrator of the Baillet-Latour Fund, a foundation that encourages social, cultural, artistic, technical, sporting, educational and philanthropic achievements, as well as a director of the charitable, non-profit organization DKMS, the largest bone marrow donor center in the world.

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

Over the five years preceding the date of this Form 20-F, the members of our Board hold or have held the following main directorships (apart from directorships they have held with us and our subsidiaries) or memberships of administrative, management or supervisory bodies and/or partnerships:

Name	Current	Past
María Asunción Aramburuzabala	Tresalia Capital, Grupo Modelo, KIO Networks, Abilia, Red Universalia, Consejo Mexicano de Negocios, Fresnillo, plc, Médica Sur, Calidad de Vida Progreso y Desarrollo para la Ciudad de México and Instituto Tecnológico Autónomo de México (ITAM) School of Business,	Grupo Financiero Banamex, LLC, Banco Nacional de México,Telmex, América Móvil, Televisa, Cablevisión, Empresas ICA, Aeroméxico, Siemens, Tory Burch, LLC, Artega Automobil, Diblo, Dirección de Fábricas, Filantropía Modelo, Consejo Asesor para las Negociaciones Comerciales Internacionales, Compromiso Social por la Calidad de la Educación and Latin America Conservation Council

Alexandre Behring	3G Capital Partners., Restaurant Brands International and The Kraft Heinz Company	CSX Corporation

M. Michele Burns	Cisco Systems Inc.,The Goldman Sachs Group Inc., Alexion Pharmaceuticals Inc., Etsy Inc., Circle Internet Financial	Wal-Mart Stores Inc.

Paul Cornet	Bunge Ltd, Eugénie Patri Sébastien S.A., Rayvax Société d’Investissement S.A., Sebacoop SCRL, Adrien Invest SCRL, Floridienne S.A.. and the Stichting	Sparflex

Stéfan Descheemaeker	Eugénie Patri Sébastien S.A. and the Stichting	Telenet Group Holding NV, Delhaize Group

Valentín Diez Morodo	Grupo Nevadi International, Consejo Empresarial Mexicano de Comercio Exterior, Inversion y Tecnologia COMCE, Grupo Modelo, Kimberly Clark de México, Grupo Aeroméxico, Grupo Financiero Banamex, Acciones y Valores Banamex, Grupo KUO, Grupo Dine, Mexichem, OHL México, Zara México, Telefónica Móviles México, Bodegas Vega Sicilia, Banco Nacional de Comercio Exterior, S.N.C.–Bancomext, ProMexico, Instituto de Empresa–Madrid, Consejo Mexicano de Negocios, Instituto Mexicano para la Competitividad–IMCO, Assembly of Associates of the Universidad Iberoamericana, the Diez Morodo Foundation, Museo Nacional de las Artes-MUNAL and Museo del Prado	Grupo, Alfa, Aeroportuario del Sureste, Grupo MVS Multivision, International Advisory Board Citigroup, Acciones y Valores Banamex, OHL México

Olivier Goudet	JAB Holding Company, Peet’s Coffee & Tea, Inc., Coty Inc., Jacobs Douwe Egberts (JDE) , Acorn Holdings B.V., Jimmy Choo PLC, Espresso House Baresso, and Caribou Einstein	Mars Inc., Wm. Wrigley Jr. Company and the Washington Performing Arts Society

Paulo Alberto Lemann	Pollux Capital, Lojas Americanas S.A., Lemann Foundation and Ambev, Lone Pine Capital LLC

Name	Current	Past
Kasper Rorsted	Henkel AG & Co. KGaA, Bertelsmann SE & Co. KGaA, Danfoss A/S

Elio Leoni Sceti	Nomad Foods and LSG Holdings	EMI Music, Iglo Group, Beamly Ltd

Carlos Alberto Sicupira	Restaurant Brands International, Lojas Americanas S.A., 3G Capital Partners, Instituto de Desenvolvimento Gerencial—INDG and the Stichting	B2W Companhia Global do Varejo, São Carlos Empreendimentos e Participações S.A, Movimento Brasil Competitivo—MBC, ALL América Latina Logística S.A. and GP Investimentos

Grégoire de Spoelberch	Agemar S.A., Wernelin S.A., Fiprolux S.A., Eugénie Patri Sébastien S.A., the Stichting, G.D.S. Consult, Cobehold, Compagnie Benelux Participations, Vervodev, Wesparc, Groupe Josi,(1) Financière Stockel,(1) Immobilière du Canal,(1) Verlinvest,(1) Midi Developpement,(1) Solferino Holding S.A., Navarin S.A., Zencar S.A., Clearvolt S.A. and Fonds InBev Baillet Latour	Atanor,(1) Amantelia,(1) Demeter Finance, Lunch Garden Services,(1) Lunch Garden,(1) Lunch Garden Management,(1) Lunch Garden Finance,(1) Lunch Garden Concepts,(1) HEC Partners,(1) Q.C.C.,(1) A.V.G. Catering Equipment,(1) Immo Drijvers-Stevens and(1) Elpo-Cuisinex Wholesale(1)

Marcel Herrmann Telles	3G Capital Partners, The Kraft Heinz Company, Instituto de Desenvolvimento Gerencial—INDG, Fundação Estudar, Instituto Social María Telles, Ambev and the Stichting	Lojas Americanas S.A., São Carlos Empreendimentos e Participações S.A., Editora Abril S.A. GP Investimentos and Instituto Veris—IBMEC São Paulo, Burger King Worldwide Holdings, Inc., Itau/Unibanco International and Harvard Business School’s Board of Dean’s Advisors

Alexandre Van Damme	Jacobs Douwe Egberts (JDE), Restaurant Brands International, the Stichting and Eugénie Patri Sébastien, S.A.	UCB S.A.

Notes:

(1)	As permanent representative.

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

Effective 10 February 2015, Pedro Earp joined our executive board of management as Chief Disruptive Growth Officer, a newly created role within our executive board of management dedicated to accelerating new business development opportunities. In this role Pedro Earp will step up our initiatives in e-commerce, mobile, craft and branded experiences such as brew pubs.

Effective 1 September 2015, Jo Van Biesbroeck, Chief Strategy Officer and leader of AB InBev International, retired.

Effective 1 December 2015, David Almeida was appointed as Chief Integration Officer in light of the proposed Transaction. The role was created to lead the integration planning and follow-up during the first years of the SABMiller business integration once the transaction closes. Prior to closing, the role will ensure that any integration planning activities are conducted in compliance will all antitrust laws and clean team protocols. Most recently David Almeida has served as Vice President, U.S. Sales, a role he took on in 2011.

The other members of the executive board of management work with our Chief Executive Officer to enable our Chief Executive Officer to properly perform his duties of daily management.

Although exceptions can be made in special circumstances, the upper age limit for the members of our executive board of management is 65, unless their employment contract provides otherwise.

Our executive board of management currently consists of the following members:

Name	Function
Carlos Brito	Chief Executive Officer
David Almeida	Chief Integration Officer
Claudio Braz Ferro	Chief Supply Officer
Sabine Chalmers	Chief Legal and Corporate Affairs Officer
Felipe Dutra	Chief Financial and Technology Officer
Pedro Earp	Chief Disruptive Growth Officer
Luiz Fernando Edmond	Chief Sales Officer
Claudio Garcia	Chief People Officer
Tony Milikin	Chief Procurement Officer
Miguel Patricio	Chief Marketing Officer
Michel Doukeris	Zone President Asia Pacific
Stuart MacFarlane	Zone President Europe
Marcio Froes	Zone President Latin America South
Bernardo Pinto Paiva	Zone President Latin America North
João Castro Neves	Zone President North America
Ricardo Tadeu	Zone President Mexico

The business address for all of these executives is: Brouwerijplein 1, 3000 Leuven, Belgium.

David Almeida is our Chief Integration Officer. Born in 1976, David is a dual citizen of the U.S. and Brazil and holds a Bachelor’s Degree in Economics from the University of Pennsylvania. Most recently, he served as Vice President, U.S. Sales, a role he took on in 2011, having previously held the position of Vice President, Finance for the North American organization. Prior to that, he served as InBev’s head of mergers and acquisitions, where he led the combination with Anheuser-Busch in 2008 and subsequent integration activities in the U.S. Before joining InBev in 1998, he worked at Salomon Brothers in New York as a financial analyst in the Investment Banking division.

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

Carlos Brito is our Chief Executive Officer. Born in 1960, he is a Brazilian citizen and received a Degree in Mechanical Engineering from the Universidade Federal do Rio de Janeiro and an MBA from Stanford University. He held positions at Shell Oil and Daimler Benz prior to joining Ambev in 1989. At Ambev he had roles in Finance, Operations, and Sales, before being appointed Chief Executive Officer in January 2004. He was appointed Zone President North America at InBev in January 2005 and Chief Executive Officer in December 2005. He is also a member of the Board of Directors of Ambev and of the Advisory Board of Grupo Modelo and was formerly a member of the Grupo Modelo Board of Directors.

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

Sabine Chalmers is our Chief Legal and Corporate Affairs Officer and Secretary to the Board of Directors. Born in 1965, Ms. Chalmers is a U.S. citizen of German and Indian origin and holds an LL.B. from the London School of Economics. She is qualified as a solicitor in England and is a member of the New York State Bar. Ms. Chalmers joined us in January 2005 after over 12 years with Diageo plc where she held a number of senior legal positions in various geographies across Europe, the Americas and Asia including as General Counsel of the Latin American and North American businesses. Prior to Diageo, she was an associate at the law firm of Lovells in London, specializing in mergers and acquisitions. Ms. Chalmers is a member of the Advisory Board of Grupo Modelo and was formerly a member of the Grupo Modelo Board of Directors. She also serves on several professional councils and not-for-profit boards, including the Association of Corporate Counsel and Legal Momentum, the United States’ oldest legal defense and education fund dedicated to advancing the rights of women and girls.

Michel Doukeris is our Zone President, Asia Pacific. Born in 1973, he is a Brazilian citizen and holds a Degree in Chemical Engineering from Federal University of Santa Catarina in Brazil and a Master’s Degree in Marketing from Fundação Getulio Vargas, also in Brazil. He has also completed post-graduate programs in Marketing and Marketing Strategy from the Kellogg School of Management and Wharton Business School in the United States. Mr. Doukeris joined our company in 1996 and held sales positions of increasing responsibility before becoming Vice President, Soft Drinks for our Latin America North zone in 2008. He was appointed President, AB InBev China in January 2010 and currently serves as Zone President, Asia Pacific, a position he has held since January 2013.

Felipe Dutra is our Chief Financial and Technology Officer. Born in 1965, Mr. Dutra is a Brazilian citizen and holds a Degree in Economics from Candido Mendes and an MBA in Controlling from Universidade de Sao Paulo. He joined Ambev in 1990 from Aracruz Celulose, a major Brazilian manufacturer of pulp and paper. At Ambev, he held various positions in Treasury and Finance before being appointed General Manager of one of our subsidiaries. Mr. Dutra was appointed Ambev’s Chief Financial Officer in 1999 and he became our Chief Financial Officer in January 2005. In 2014, Mr. Dutra became our Chief Financial and Technology Officer. He is also a member of the Board of Directors of Ambev and of the Advisory Board of Grupo Modelo and was formerly a member of the Grupo Modelo Board of Directors.

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

Luiz Fernando Edmond is our Chief Sales Officer. Born in 1966, he is a Brazilian citizen and holds a Degree in Production Engineering from the Universidade Federal do Rio de Janeiro. Mr. Edmond joined Brahma, which later became Ambev, in 1990 as part of its first Management Trainee Program. At Ambev, he held various positions in the commercial, supply and distribution areas. He was appointed Zone President, Latin America North and Ambev’s Chief Executive Officer in January 2005 and held the position of Zone President, North America from November 2008 to December 2014. He was also a member of the Board of Directors of Ambev until December 2014. Effective 1 January 2015, he became our Chief Sales Officer.

Marcio Froes is our Zone President, Latin America South. Born in 1968, he is a Brazilian citizen and received a Degree in Chemical Engineering from the Universidade Federal do Rio de Janeiro and a Master’s Degree in Brewing from the University of Madrid, Spain, in Industrial Technology. He joined Ambev in 1993 as a Management Trainee and has held roles in Supply, People and Sales, before being appointed Vice President, People for our Canadian business in 2006. In Canada, he also served as Vice President, Supply and Sales prior to being appointed Business Unit President from 2008 to 2009. Most recently, he was Vice President, Supply in Latin America North and was appointed Zone President, Latin America South in January 2014.

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

Stuart MacFarlane is our Zone President Europe. Born in 1967, he is a citizen of the UK and received a Degree in Business Studies from Sheffield University in the UK. He is also a qualified Chartered Management Accountant. He joined our company in 1992 and since then has held senior roles in Finance, Marketing and Sales and was Managing Director for our company’s business in Ireland. Mr. MacFarlane was appointed President of AB InBev UK & Ireland in January 2008, and, in January 2012, became our Zone President, Central & Eastern Europe. In January 2014, he was appointed as Zone President, Europe to lead our new single European zone.

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

Miguel Patricio is our Chief Marketing Officer. Born in 1966, he is a Portuguese citizen and holds a Degree in Business Administration from Fundação Getulio Vargas in São Paulo. Prior to joining Ambev in 1998, Mr. Patricio held several senior positions across the Americas at Philip Morris, the Coca-Cola Company and Johnson & Johnson. At Ambev, he was Vice President, Marketing before being appointed Vice President, Marketing of InBev’s North American zone based in Toronto in January 2005. In January 2006, he was promoted to Zone President, North America, and in January 2008 he moved to Shanghai to take on the role of Zone President, Asia Pacific. He became our Chief Marketing Officer in July 2012.

Bernardo Pinto Paiva is our Zone President, Latin America North. Born in 1968, he is a Brazilian citizen and holds a Degree in Engineering from Universidade Federal do Rio de Janeiro and an Executive MBA from Pontifícia Universidade Católica do Rio de Janeiro. Mr. Pinto Paiva joined Ambev in 1991 as a management trainee and during his career at our company has held leadership positions in Sales, Supply, Distribution and Finance. He was appointed Zone President, North America in January 2008 and Zone President, Latin America South in January 2009 before becoming Chief Sales Officer in January 2012. Effective 1 January 2015, he became Zone President, Latin America North and CEO of Ambev.

Ricardo Tadeu is our Zone President Mexico and Chief Executive Officer of Grupo Modelo. Born in 1976, he is a Brazilian citizen, and received a law degree from the Universidade Cândido Mendes in Brazil and a Master of Law from Harvard Law School in Cambridge, Massachusetts. He joined AB InBev in 1995 and has held various roles across the Commercial area. He was appointed Business Unit President for our operations in Hispanic Latin America in 2005, and served as Business Unit President, Brazil from 2008 to 2012. He is also a member of the Advisory Board of Grupo Modelo and was formerly a member of the Grupo Modelo Board of Directors.

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

Over the five years preceding the date of this Form 20-F, the members of the executive board of management have held the following main directorships (apart from directorships they have held with us and our subsidiaries) or memberships of administrative, management or supervisory bodies and/or partnerships:

Name	Current	Past
David Almeida	—	—

Claudio Braz Ferro	—	—

Carlos Brito	—	—

João Castro Neves	Director of Fundaçao Antonio e Helena Zerrenner	—

Sabine Chalmers	Director of the Association of Corporate Counsel (ACC), Legal Momentum	—

Michel Doukeris	—	—

Felipe Dutra	—	—

Pedro Earp	Voxus	—

Luiz Fernando Edmond	—	—

Marcio Froes	—	—

Name	Current	Past
Claudio Garcia	Director of Lojas Americanas	—

Stuart MacFarlane	—	—

Tony Milikin	—	Director of the Institute of Supply Management and Director of Supply Chain Council

Miguel Patricio	—	—

Bernardo Pinto Paiva	—	—

Ricardo Tadeu	—	—

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

Each LTI warrant gives its holder the right to subscribe for one newly issued share. Shares subscribed for upon the exercise of LTI warrants are ordinary registered Anheuser-Busch InBev SA/NV shares. Holders of such shares have the same rights as any other registered shareholder. The exercise price of LTI warrants is equal to the average price of our shares on the regulated market of Euronext Brussels during the 30 days preceding their issue date. LTI warrants granted in the years prior to 2007 (except for 2003) have a duration of ten years. From 2007 onwards (and in 2003), LTI warrants have a duration of five years. LTI warrants are subject to a vesting period ranging from one to three years. Except as a result of the death of the holder, LTI warrants may not be transferred. Forfeiture of a warrant occurs in certain circumstances when the holder leaves our employment. At the annual shareholders’ meeting of 30 April 2014, all outstanding LTI warrants under our LTI Warrant Plan were converted into LTI stock options, i.e., the right to purchase existing shares of Anheuser-Busch InBev SA/NV instead of the right to subscribe to newly issued ordinary shares. All other terms and conditions of the existing grants under the LTI Warrant Plan remain unchanged.

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

The table below provides an overview of all of the options outstanding under our LTI Warrant Plan as of 31 December 2015:

LTI Plan	Issue date of Options	Expiry date of options	Number of options granted(1)(2)		Number of options outstanding(1)	Exercise price	Number of options outstanding(1)	Exercise price
					Unadjusted(3)		As adjusted as a result of rights offering(4)
			(in millions)		(in millions)	(in EUR)	(in millions)	(in EUR)
1	29 June 1999	28 June 2009	1.301		0	14.23	0	8.90
2	26 October 1999	25 October 2009	0.046		0	13.76	—	—
3	25 April 2000	24 April 2010	2.425		0	11.64	0	7.28
4	31 October 2000	30 October 2010	0.397		0	25.02	0	15.64
5	13 March 2001	12 March 2011	1.186		0	30.23	0	18.90
6	23 April 2001	22 April 2011	0.343		0	29.74	0	18.59
7	4 September 2001	3 September 2011	0.053		0	28.69	0	17.94
8	11 December 2001	10 December 2011	1.919		0	28.87	0	18.05
9	13 June 2002	12 June 2012	0.245		0	32.70	0	20.44
10	10 December 2002	9 December 2012	3.464		0	21.83	0	13.65
11	29 April 2003	28 April 2008	0.066		0	19.51	—	—
12	27 April 2004	26 April 2014	3.881		0	23.02	0	14.39
13	26 April 2005	25 April 2015	2.544		0	27.08	0	16.93
14	25 April 2006	24 April 2016	0.688		0.074	38.70	0.004	24.20
15	24 April 2007	23 April 2012	0.120		0	55.41	—	—
16	29 April 2008	28 April 2013	0.120		0	58.31	—	—
17	28 April 2009	27 April 2014	1.199	(5)	0	21.72	—	—
18	27 April 2010	26 April 2015	0.215		0	37.51	—	—
19	26 April 2011	25 April 2016	0.215		0.095	40.92	—	—
20	27 April 2012	26 April 2017	0.200		0.180	54.71	—	—
21	24 April 2013	23 April 2018	0.185		0.185	76.20	—	—

	Total		20.812		0.534		0.004

Notes:

(1)	At the annual shareholders’ meeting of 30 April 2014, all outstanding LTI warrants under our LTI Warrant Plan (see “—Share-Based Payment Plans—LTI Warrant Plan”) were converted into LTI stock options, i.e., the right to purchase existing ordinary shares instead of the right to subscribe to newly issued ordinary shares. All other terms and conditions of the existing grants under the LTI Warrant Plan remained unchanged.
(2)	The number of stock options granted reflects the number of warrants originally granted under the LTI Warrant Plan, plus the number of additional warrants granted to holders of those warrants as a result of the adjustment resulting from our rights offering in December 2008, as described in more detail below. The number of stock options remaining outstanding from such grants, and their respective exercise prices, are shown separately in the table based on whether or not the relevant warrants, which have subsequently been converted to stock options, were adjusted in connection with our rights offering in December 2008.

(3)	Entries in the “unadjusted” columns reflect the number of stock options outstanding, and the exercise price of such stock options, in each case that were not adjusted as a result of our rights offering in December 2008, as described in more detail below.
(4)	Entries in the “adjusted” columns reflect the adjusted number of stock options outstanding, and the adjusted exercise price of such stock options as a result of our rights offering in December 2008, as described in more detail below.
(5)	984,203 of the 1,199,203 warrants granted on 28 April 2009 were granted to persons whose outstanding warrants were not adjusted as a result of our rights offering in December 2008 to compensate such persons for the effects of this non-adjustment as described in more detail below.

As of 31 December 2015, the total number of stock options and warrants granted under the LTI Warrant Plan, including the additional warrants granted to compensate for the effects of the December 2008 rights offering, is approximately 20.8 million. As of 31 December 2015, of the 0.538 million outstanding stock options, 0.349 million were vested.

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

The table below provides an overview of all of the stock options outstanding under our new LTI Stock Option Plan Directors as of 31 December 2015:

Grant date of stock options	Expiry date of stock options	Number of options granted	Number of options outstanding	Exercise price
		(in millions)	(in millions)	(in EUR)
30 April 2014	29 April 2024	0.185	0.185	80.83
29 April 2015	28 April 2025	0.236	0.236	113.10

Total		0.421	0.421

As of 31 December 2015, the total number of stock options granted under the LTI Stock Option Plan Directors is 0.421 million. As of 31 December 2015, of the 0.421 million outstanding options, none were vested.

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

Through 2009, pursuant to the Share-Based Compensation Plan, eligible employees could elect to receive the other half of their variable compensation in cash or invest all or half of it in our shares. These shares must be held for five years. If an eligible employee voluntarily agreed to defer receiving part of their variable compensation by electing to invest in such shares, they would receive matching options (that is, rights to acquire existing shares) that will become vested after five years, provided that certain pre-defined financial targets are met or exceeded. These targets which required our return on invested capital less our weighted average cost of capital over a period of three to five years to exceed certain pre-agreed thresholds were met for all matching options granted. The number of matching options received was determined based on the proportion of the remaining 50% of the eligible employee’s variable compensation that he invested in such shares. For instance, if an eligible employee invested all of the remaining 50% of his variable compensation in our shares, he received a number of options equal to 4.6 times the number of shares he purchased, based on the gross amount of the variable compensation invested. If the eligible employee instead chose to receive 25% of his total variable compensation in cash and invests the remaining 25% in our shares, he would receive a number of options equal to 2.3 times the number of shares he purchased, based on the gross amount of the variable compensation invested.

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

The table below gives an overview of the matching options that were granted under the Share-Based Compensation Plan that were outstanding as of 31 December 2015:

Issue Date	Number of shares granted	Number of matching Options granted(3)	Number of matching options outstanding	Exercise price	Expiry date of options
	(in millions)	(in millions)	(in millions)	(in EUR)
27 April 2006	0.28	0.98	0.005	24.78	26 April 2016
2 April 2007(1)	0.44	1.42	0.009	33.59	1 April 2017
3 March 2008	0.42	1.66	0.105	34.34	2 March 2018
6 March 2009	0.16	0.40	0.135	20.49	5 March 2019
14 August 2009	1.10	3.76	0.787	27.06	13 August 2019
1 December 2009(2)	—	0.23	0.002	33.24	26 April 2016
1 December 2009(2)	—	0.39	0	33.24	1 April 2017
1 December 2009(2)	—	0.46	0.004	33.24	2 March 2018
1 December 2009(2)	—	0.02	0	33.24	5 March 2019
5 March 2010	0.28	0.70	0.305	36.52	4 March 2020
30 November 2010(2)	—	0.03	0	42.41	26 April 2016
30 November 2010(2)	—	0.02	0	42.41	1 April 2017
30 November 2010(2)	—	0.02	0.002	42.41	2 March 2018
30 November 2010(2)	—	0.03	0.003	42.41	13 August 2019
30 November 2010(2)	—	0.03	0.025	42.41	4 March 2020
30 November 2011(2)	—	0.01	0	44.00	26 April 2016
30 November 2011(2)	—	0.01	0	44.00	1 April 2017
30 November 2011(2)	—	0.01	0	44.00	2 March 2018
30 November 2011(2)	—	0.01	0	44.00	5 March 2019
30 November 2011(2)	—	0.03	0.002	44.00	13 August 2019
30 November 2011(2)	—	0.01	0.006	44.00	4 March 2020
25 January 2013(2)	—	0.01	0.005	67.60	2 March 2018
25 January 2013(2)	—	0.01	0.008	67.60	13 August 2019
25 January 2013(2)	—	0.01	0.009	67.60	4 March 2020
15 May 2013(2)	—	0.05	0.049	75.82	2 March 2018
15 May 2013(2)	—	0.04	0.042	75.82	5 March 2019
15 May 2013(2)	—	0.08	0.078	75.82	13 August 2019
15 May 2013(2)	—	0.01	0	75.82	4 March 2020
15 January 2014(2)	—	0.002	0.002	75.29	2 March 2018
15 January 2014(2)	—	0.005	0.003	75.29	5 March 2019
15 January 2014(2)	—	0.005	0.005	75.29	13 August 2019
15 January 2014(2)	—	0.007	0.007	75.29	4 March 2020
12 June 2014(2)	—	0.006	0.006	83.29	13 August 2019
12 June 2014(2)	—	0.002	0.002	83.29	4 March 2020
1 December 2014(2)	—	0.002	0.002	94.46	4 March 2020
Total	2.68	10.469	1.608

Notes:

(1)	Certain matching options granted in April 2007 have an exercise price of EUR 33.79 (USD 41.02).
(2)	Further to the establishment of our New York functional support office, we have established a “dividend waiver” program, which aims at encouraging the international mobility of executives while complying with all legal and tax obligations. According to this program, where applicable, the dividend protection feature of the outstanding matching options owned by executives who moved to the United States, has been cancelled. In order to compensate for the economic loss which results from this cancellation, a number of new matching options have been granted to these executives with a value equal to this economic loss. The new options have a strike price equal to the share price on the day preceding the grant date of the options. All other terms and conditions, in particular with respect to vesting, exercise limitations and forfeiture rules of the new options, are identical to the outstanding matching options for which the dividend protection feature was cancelled. The table above includes the new options.
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

As of 31 December 2015, of the 1.61 million outstanding matching options, all were vested.

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

Matching shares and discounted shares are granted in the form of restricted stock units which will be vested after five years. In case of termination of service before the vesting date, special forfeiture rules will apply. No performance conditions apply to the vesting of the restricted stock units. However, restricted stock units will only be granted under the double condition that the executive:

•	has earned a bonus, which is subject to the successful achievement of total company, business unit and individual performance targets (performance condition); and

•	has agreed to reinvest all or part of his or her bonus in company shares that are locked for a five-year period (ownership condition).

[1]	Depending on local regulations, the cash element in the variable compensation may be replaced by options which are linked to a stock market index or an investment fund of listed European blue-chip companies.

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

2.	for the voluntary shares granted under the share-based compensation plan to vest at their grant, instead of applying a vesting period of a minimum of three years. Nonetheless, as indicated above, the voluntary shares remain blocked for five years. On the other hand, any matching shares that are granted will only vest after five years.

During 2015, we issued 0.36 million of matching restricted stock units pursuant to the new Share-Based Compensation Plan as described above, in relation to the 2014 bonus. These matching restricted stock units are valued at the share price at the day of grant, representing a fair value of approximately USD 45.41 million.

During 2015, we also issued 0.07 million of matching restricted stock units pursuant to the new Share-Based Compensation Plan as described above, in relation to the 2015 half-year bonus for the North American Zone. These matching restricted stock units are valued at the share price at the day of grant, representing a fair value of approximately USD 8.83 million.

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

The table below gives an overview of the LTI stock options on our shares that have been granted under the LTI Stock Option Plan outstanding as of 31 December 2015:

Issue Date	Number of LTI stock options granted	Number of LTI stock options outstanding	Exercise price	Expiry date of options
	(in millions)	(in millions)	(in EUR)
18 December 2009	1.54	0.80	35.90	17 December 2019
30 November 2010	2.80	1.76	42.41	29 November 2020
30 November 2011	2.85	2.29	44.00	29 November 2021
30 November 2012	2.75	2.45	66.56	29 November 2022

Issue Date	Number of LTI stock options granted	Number of LTI stock options outstanding	Exercise price	Expiry date of options
	(in millions)	(in millions)	(in EUR)
14 December 2012	0.22	0.18	66.88	13 December 2022
2 December 2013	2.48	2.32	75.15	1 December 2023
19 December 2013	0.37	0.34	74.49	18 December 2023
1 December 2014	2.48	2.41	94.46	30 November 2024
17 December 2014	0.53	0.53	88.53	16 December 2024
1 December 2015	1.70	1.70	121.95	30 November 2025
22 December 2015	1.90	1.90	113.00	21 December 2025

The table below gives an overview of the LTI stock options on our American Depositary Shares that have been granted under the LTI Stock Option Plan outstanding as of 31 December 2015:

Issue Date	Number of LTI stock options granted	Number of LTI stock options outstanding	Exercise price	Expiry date of options
	(in millions)	(in millions)	(in USD)
30 November 2010	1.23	0.71	56.02	29 November 2020
30 November 2011	1.17	0.91	58.44	29 November 2021
30 November 2012	1.16	0.92	86.43	29 November 2022
14 December 2012	0.17	0.15	87.34	13 December 2022
2 December 2013	1.05	0.89	102.11	1 December 2023
19 December 2013	0.09	0.09	103.39	18 December 2023
1 December 2014	1.04	0.95	116.99	30 November 2024
17 December 2014	0.22	0.21	108.93	16 December 2024
1 December 2015	1.00	1.00	128.46	30 November 2025
22 December 2015	0.14	0.14	123.81	21 December 2025

Long-Term Restricted Stock Unit Programs

As of 2010, we have in place three Restricted Stock Unit Programs.

Restricted Stock Units Program: This program allows for the offer of restricted stock units to certain employees in certain specific circumstances. Grants are made at the discretion of our Chief Executive Officer. For example, grants may be made to compensate for assignments of expatriates in countries with difficult living conditions. The characteristics of the restricted stock units are identical to the characteristics of the Matching Shares that are granted as part of the Share-Based Compensation Plan. See “—Share-Based Compensation Plan—Share-Based Compensation Plan from 2010.” The restricted stock units vest after five years and in the case of termination of service before the vesting date, specific forfeiture rules apply. In 2015, 0.12 million restricted stock units were granted under the program to our senior management.

Exceptional Incentive Restricted Stock Units Program: This program allows for the exceptional offer of restricted stock units to certain employees at the discretion of our Remuneration Committee as a long-term retention incentive for our key employees. Employees eligible to receive a grant under the program will receive two series of restricted stock units. The first half of the restricted stock units vests after five years. The second half of the restricted stock units vests after ten years. In case of termination of service before the vesting date, specific forfeiture rules apply. In 2015, 0.21 million restricted stock units were granted under the program to our senior management.

Share Purchase Program: This program allows certain employees to purchase our shares at a discount. This program is a long-term retention incentive (i) for high-potential employees who are at a mid-manager level (“People Bet Share Purchase Program”) or (ii) for newly hired employees. A voluntary investment in our shares by the participating employee is matched with a grant of three matching shares for each share invested. The discount and matching shares are granted in the form of restricted stock units which vest after five years. In case of termination before the vesting date, special forfeiture rules apply. In 2015, our employees purchased 0.01 million shares under the program.

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

In total, members of our senior management exchanged 5.3 million Ambev shares for a total of 0.28 million of our shares in 2015 (0.62 million in 2014 and 0.13 million in 2013). The fair value of these transactions amounted to approximately USD 5.90 million in 2015 (USD 12.01 million in 2014 and USD 2.2 million in 2013).

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

The Exchange Program: Under this program, the vesting and transferability restrictions of the Series A Options granted under the November 2008 Exceptional Grant1 and of the Options granted under the April 2009 Exceptional Grant2 could be released, e.g., for executives who moved to the United States. These executives were then offered the opportunity to exchange their options against a number of our shares that remain locked up until 31 December 2018.

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

[1]	The Series A Options have a duration of ten years from granting and vested on 1 January 2014. The Series B Options have a duration of 15 years from granting and vest on 1 January 2019. The exercise of the stock options is subject, among other things, to us meeting a performance test. This performance test has been met as the net debt/EBITDA, as defined (adjusted for exceptional items) ratio fell below 2.5 before 31 December 2013. Specific forfeiture rules apply in the case of termination of employment. The exercise price of the options is EUR 10.32 (USD 12.53) or EUR 10.50 (USD 12.75), which corresponds to the fair market value of the shares at the time of the option grant, as adjusted for the rights offering that took place in December 2008.
[2]	The options have a duration of ten years from granting and vested on 1 January 2014. The exercise of the stock options is subject, among other things, to us meeting a performance test. This performance test has been met as the net debt/EBITDA, as defined (adjusted for exceptional items) ratio fell below 2.5 before 31 December 2013. Specific forfeiture rules apply in the case of termination of employment. The exercise price of the options is EUR 21.94 (USD 26.64) or EUR 23.28 (USD 28.26), which corresponds to the fair market value of the shares at the time of the option grant.

In 2015, no exchanges were executed under this program.

The Remuneration Committee has also approved a variant of the Exchange program, which allows the early release of the vesting conditions of the Series B Options granted under the November 2008 Exceptional Grant for executives who are relocated, e.g. to the United States. The shares that result from the exercise of these options will remain blocked until 31 December 2023. In accordance with this approval, Pedro Earp, a member of the executive board of management, exercised 0.30 million options in 2015. Other members of the senior management have exercised approximately 0.66 million options.

The Dividend Waiver Program: The dividend protection feature of the outstanding options, where applicable, owned by executives who move to the United States will be cancelled. In order to compensate for the economic loss which results from this cancellation, a number of new options is granted to these executives with a value equal to this economic loss. The new options have a strike price equal to the share price on the day preceding the grant date of the options. All other terms and conditions, in particular with respect to vesting, exercise limitations and forfeiture rules of the new options are identical to the outstanding options for which the dividend protection feature is cancelled. As a consequence, the grant of these new options does not result in the grant of any additional economic benefit to the executives concerned. In 2015, no new options were granted under this program.

All other terms and conditions of the options are identical to the outstanding options for which the dividend protection was cancelled.

Exceptional Incentive Stock Options

On 22 December 2015, approximately 4.8 million options were granted to a select group of approximately 65 members of our senior management, who are considered to be instrumental in helping us achieve our ambitious growth target. Each option gives the grantee the right to purchase one existing share. The exercise price of the options is EUR 113.00, which corresponds to the closing share price on the day preceding the grant date.

The options have a duration of ten years from granting and vest after five years. The exercise of the exceptional incentive stock options is subject to a performance test under which we must meet an absolute net revenue target by 2022 at the latest.

No exceptional incentive stock options were granted to members of the executive board of management.

New Performance Related Incentive Plan for Disruptive Growth Function

In 2016 we will implement a new performance related incentive plan, which will substitute the long-term incentive stock option plan for those executives in the Disruptive Growth Function. The Disruptive Growth Function was created in 2015 to accelerate new business development opportunities, focusing on initiatives in e-commerce, mobile, craft and branded experiences, such as brew pubs, and is headed by Pedro Earp, Chief Disruptive Growth Officer.

The new incentive plan, which is inspired by compensation models in technology and start-up businesses, aims at specifically linking compensation to the value creation and success of the disruptive growth business within the AB InBev Group.

Executives will be granted performance share units whose value will depend on the internal rate of return of their business area. The units will vest after 5 years, provided a performance test is met, which is based on a minimal growth rate of the internal rate of return. At vesting, the performance share units may be settled in cash or in our ordinary shares. Specific forfeiture rules apply if the executive leaves the AB InBev Group.

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

Board Compensation in 2015

The base annual fee for our directors in 2015 amounted to EUR 75,000 (USD 83,417) based on attendance at ten Board meetings. The base supplement for each additional physical Board meeting or for each Committee meeting attended amounted to EUR 1,500 (USD 1,668).

The fees received by the Chairman of our Board in 2015 were double the respective base amounts. The annual shareholders’ meeting on 29 April 2015 decided to increase the fixed annual fee for the Chairman of the Audit Committee from 30% to 70% of the respective base amounts, which is higher than the fixed annual fee for the other directors. In practice, this means that the fixed annual remuneration of the Chairman of the Audit Committee increased from EUR 97,500 to EUR 127,500 as of 1 May 2015. The increase was motivated by the importance of the role, its risk exposure and the increasing responsibilities entrusted to the Chairman of the Audit Committee.

All other directors received the base amount of fees. We do not provide pensions, medical benefits, benefits upon termination or end of service or other benefit programs to directors.

On 29 April 2015, the annual shareholders’ meeting granted each director 15,000 LTI stock options. The Chairman of the Board was granted 30,000 LTI stock options and the Chairman of the Audit Committee was granted 25,500 LTI stock options. The LTI stock options have an exercise price of EUR 113.10 per share, which is the closing price of our shares on the day preceding the grant date, i.e., on 28 April 2015. The LTI stock options have a lifetime of ten years and cliff vest after five years, i.e., on 29 April 2020. See “—Share-Based Payment Plans—LTI Warrant Plan” for a description of the LTI Stock Option Plan Directors.

The table below provides an overview of the fixed and variable compensation that our directors received in 2015.

Name	Number of Board meetings attended	Annual fee for Board meetings	Fees for Committee meetings	Total fee	Number of stock options granted(1)
		(EUR)	(EUR)	(EUR)
María Asuncion Aramburuzabala	10	75,000	0	75,000	15,000
Alexandre Behring	13	75,000	6,000	81,000	15,000
M. Michele Burns (as of 29 April 2015)	9	85,000	22,500	107,500	0
Paul Cornet de Ways Ruart	13	75,000	0	75,000	15,000
Stéfan Descheemaeker	13	75,000	6,000	81,000	15,000
Valentín Diez Morodo	12	75,000	0	75,000	15,000
Olivier Goudet (Chairman as of 29 April 2015)	13	132,500	33,000	165,500	25,500
Paulo Alberto Lemann	13	75,000	6,000	81,000	15,000
Kasper Rorsted (as of 29 April 2015)	7	50,000	9,000	59,000	0
Elio Leoni Sceti	13	75,000	6,000	81,000	15,000
Carlos Alberto da Veiga Sicupira	13	75,000	6,000	81,000	15,000
Grégoire de Spoelberch	13	75,000	6,000	81,000	15,000

Name	Number of Board meetings attended	Annual fee for Board meetings	Fees for Committee meetings	Total fee	Number of stock options granted(1)
		(EUR)	(EUR)	(EUR)
Kees Storm (until 29 April 2015)	3	50,000	6,000	56,000	30,000
Marcel Herrmann Telles	13	75,000	27,000	102,000	15,000
Alexandre Van Damme	13	75,000	24,000	99,000	15,000
Mark Winkelman (until 29 April 2015)	3	25,000	9,000	34,000	15,000

All directors as group	—	1,167,500	166,500	1,334,000	235,500

Notes:

(1)	Stock options were granted under the LTI Stock Option Plan Directors on 29 April 2015. See “—Share-Based Payment Plans—LTI Warrant Plan.” The stock options have an exercise price of EUR 113.10 (USD 125.79) per share, have a term of ten years and cliff vest after five years.

Stock Options Held by Directors

The table below sets forth, for each of our current directors, the number of LTI stock options they owned as of 31 December 2015: (1)(3)

	LTI 23(2)	LTI 22(1)(3)	LTI 21	LTI 20	LTI 19(3)	LTI 18(3)	LTI 17	Rights-Offering Compensation	LTI 14(3)	LTI 13(3)	Total options
Grant date	29 April 2015	30 April 2014	24 April 2013	26 April 2012	26 April 2011	27 April 2010	28 April 2009	28 April 2009	25 April 2006	26 April 2005
Expiry date	28 April 2025	29 April 2024	23 April 2018	25 April 2017	25 April 2016	26 April 2015	27 April 2014	27 April 2014	24 April 2016	25 April 2015
María Asuncion Aramburuzabala	15,000	0	0	0	0	0	0	0	0	0	15,000
Alexandre Behring	15,000	0	0	0	0	0	0	0	0	0	15,000
M. Michele Burns	0	0	0	0	0	0	0	0	0	0	0
Paul Cornet de Ways Ruart	15,000	15,000	15,000	15,000	0	0	0	0	0	0	60,000
Stéfan Descheemaeker	15,000	15,000	15,000	15,000	0	0	0	0	0	0	60,000
Valentín Diez Morodo	15,000	0	0	0	0	0	0	0	0	0	15,000
Olivier Goudet	25,500	20,000	20,000	15,000	0	0	0	0	0	0	80,500
Paulo Alberto Lemann	15,000	0	0	0	0	0	0	0	0	0	15,000
Kasper Rorsted	0	0	0	0	0	0	0	0	0	0	0

Elio Leoni Sceti	15,000	0	0	0	0	0	0	0	0	0	15,000
Marcel Herrmann Telles	15,000	15,000	15,000	15,000	15,000	0	0	0	8,269	0	83,269
Grégoire de Spoelberch	15,000	15,000	15,000	15,000	0	0	0	0	0	0	60,000
Alexandre Van Damme	15,000	15,000	15,000	15,000	0	0	0	0	0	0	60,000
Carlos Alberto da Veiga Sicupira	15,000	15,000	15,000	15,000	15,000	0	0	0	8,269	0	83,269

Strike price (EUR)	113.10	80.83	76.20	54.51	40.92	37.51	21.72	21.72	38.70	27.08	—

Notes:

(1)	At the annual shareholders’ meeting of 30 April 2014, all outstanding LTI warrants under our LTI Warrant Plan (see “—Share-Based Payment Plans—LTI Warrant Plan”) were converted into LTI stock options, i.e., the right to purchase existing ordinary shares instead of the right to subscribe to newly issued ordinary shares. All other terms and conditions of the existing grants under the LTI Warrant Plan remained unchanged.

(2)	Stock options were granted under the LTI Stock Option Plan Directors in April 2015. See “—Share-Based Payment Plans—LTI Warrant Plan.” The stock options have an exercise price of EUR 113.10 (USD 125.79) per share, have a term of ten years and cliff vest after five years.
(3)	In January 2015, Stéfan Descheemaeker exercised 15,000 options of the LTI 19 Series. In April 2015, Carlos Sicupira and Marcel Telles each exercised 15,000 options of the LTI 18 Series and 9,364 options of the LTI 13 Series, which both expired in April 2015. In April 2015, Grégoire de Spoelberch exercised 15,000 options of the LTI 19 Series. In December 2015, Alexandre Van Damme exercised 8,269 options of the LTI 14 Series and 15,000 options of the LTI 19 Series.

Board Share Ownership

The table below sets forth the number of our shares owned by our directors as of 15 February 2016:

Name	Number of our shares held		% of our outstanding shares
María Asuncion Aramburuzabala	(*	)	(*	)
Alexandre Behring	(*	)	(*	)
M. Michele Burns	(*	)	(*	)
Paul Cornet de Ways Ruart	(*	)	(*	)
Stéfan Descheemaeker	(*	)	(*	)
Valentín Diez Morodo	(*	)	(*	)
Olivier Goudet	(*	)	(*	)
Paulo Alberto Lemann	(*	)	(*	)
Kasper Rorsted	(*	)	(*	)
Elio Leoni Sceti	(*	)	(*	)
Grégoire de Spoelberch	(*	)	(*	)
Marcel Herrmann Telles	(*	)	(*	)
Alexandre Van Damme	(*	)	(*	)
Carlos Alberto da Veiga Sicupira	(*	)	(*	)

TOTAL	(*)5,421,680		<1%

Notes:

(*)	Each director owns less than 1% of our outstanding shares as of 15 February 2016.

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

In 2015, based on his employment contract, our Chief Executive Officer earned a fixed salary of EUR 1.47 million (USD 1.64 million). The other members of our executive board of management earned an aggregate base salary of EUR 9.92 million (USD 11.04 million).

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

Total company and business unit targets are based on four key performance metrics which focus on top-line growth, profitability and value creation. For 2015, these key performance metrics are market share, total revenue growth, EBITDA and cash flow.

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

Variable compensation is generally paid annually in arrears after publication of our full-year results. The variable compensation may be paid out semi-annually at the discretion of the Board based on the achievement of semi-annual targets. In such cases, the first half of the variable compensation is paid immediately after publication of the half-year results, and the second half of the variable compensation is paid after publication of the full-year results. In 2015, in order to align the U.S. organization against the delivery of specific targets for this market, the Board decided to apply semi-annual targets which resulted in a semi-annual payment of 50% of the annual incentive in August 2015 and in March 2016, respectively. The variable compensation for the remainder of Executives will be paid in arrears after publication of our full-year results in or around March 2016.

Variable Compensation for Performance in 2015 – Expected to Be Paid in March 2016

For the full year 2015, the Chief Executive Officer earned variable compensation of EUR 2.96 million (USD 3.29 million). The other members of the executive board of management earned aggregate variable compensation of EUR 13.19 million (USD 14.67 million).

The amount of variable compensation is based on our company’s performance during the year 2015 and the executives’ individual target achievement. The variable compensation is expected to be paid in March 2016. No variable compensation was paid to members of the executive board of management in August 2015 for performance in the first half of 2015.

Variable Compensation for Performance in 2014 – Paid in March 2015

For the full year 2014, the Chief Executive Officer earned variable compensation of EUR 1 million (USD 1.34 million). The other members of the executive board of management earned aggregate variable compensation of EUR 4.86 million (USD 6.50 million).

The amount of variable compensation is based on our company’s performance during the year 2014 and the executives’ individual target achievements. The variable compensation was paid in March 2015.

Long-Term Incentive Stock Options

The following table sets forth information regarding the number of stock options granted in 2015 under the 2009 Long-Term Incentive Stock Option Plan to our Chief Executive Officer and the other members of our executive board of management. See “—Share-Based Payment Plans—LTI Stock Option Plan Executives” above.

The options were granted on 22 December 2015, have an exercise price of EUR 113.00 (USD 125.68) and become exercisable after five years:

Name	Long-Term Incentive options granted(2)
Carlos Brito – CEO	487,804
David Almeida	12,977
Miguel Patricio	55,005
Sabine Chalmers	68,756

Name	Long-Term Incentive options granted(2)
Michel Doukeris	45,837
Felipe Dutra	123,761
Pedro Earp	18,335
Luiz Fernando Edmond	82,507
Claudio Braz Ferro	45,837
Marcio Froes(1)	0
Claudio Garcia	32,086
Stuart MacFarlane	36,670
Tony Milikin	22,918
João Castro Neves	82,507
Bernardo Pinto Paiva(1)	0
Ricardo Tadeu	34,378

Notes:

(1)	Bernardo Pinto Paiva, Zone President Latin America North, and Marcio Froes, Zone President Latin America South, participated in 2015 in the incentive plans of Ambev S.A. that are disclosed separately by Ambev.
(2)	The options were granted on 1 December 2015, have an exercise price of EUR 121.95 (USD 135.63) and become exercisable after five years.

Programs for Maintaining Consistency of Benefits Granted and for Encouraging Global Mobility of Executives

In 2015, in accordance with the decision of the Remuneration Committee to approve a variant of the Exchange Program and to allow the early release of the vesting conditions of the Series B Options granted under the November 2008 Exceptional Grant for executives who are relocated, e.g. to the United States, Pedro Earp, a member of the executive board of management, has exercised 0.30 million Series B Options. The shares that resulted from the exercise of these options will remain blocked until 31 December 2023.

None of the members of our executive board of management participated in the Dividend Waiver Program in 2015.

See “—Share-Based Payment Plans” above.

Post-Employment Benefits

We sponsor various post-employment benefit plans worldwide. These include pension plans, both defined contribution plans and defined benefit plans, and other post-employment benefits. See note 23 to our audited consolidated financial statements as of 31 December 2015 and 2014, and for the three years ended 31 December 2015 for further details on our employee benefits.

Defined Contribution Plans: For defined contribution plans, we pay contributions to publicly or privately administered pension funds or insurance contracts. Once the contributions have been paid, we have no further payment obligation. The regular contribution expenses constitute an expense for the year in which they are due. For 2015, our defined contribution expenses amounted to USD 90 million compared to USD 145 million for 2014.

Defined Benefit Plans: We contribute to 62 defined benefit plans, of which 50 are retirement plans and 12 are medical cost plans. Most plans provide benefits related to pay and years of service. In 2015, the deficit under our post-employment and long-term employee benefit plans decreased to USD 689 million. In 2016, we expect to contribute approximately USD 242 million to our funded defined benefit plans and USD 61 million to our unfunded defined benefit plans and post-retirement medical plans.

Our executives participate in our pension schemes in either Belgium or their home country. These schemes are in line with predominant market practices in the respective geographic environments.

Our Chief Executive Officer participates in a defined contribution plan. Our annual contribution to his plan amounts to approximately USD 0.21 million. The total amount we had set aside to provide pension, retirement or similar benefits for members of our executive board of management in the aggregate was USD 2 million as of both 31 December 2015 and 31 December 2014. See note 31 to our audited consolidated financial statements as of 31 December 2015 and 2014, and for the three years ended 31 December 2015.

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

During the year 2015, Jo Van Biesbroeck, former Chief Strategy Officer, retired from the AB InBev Group. No termination indemnity was granted.

Carlos Brito was appointed to serve as our Chief Executive Officer starting as of 1 March 2006. In the event of termination of his employment other than on the grounds of serious cause, he is entitled to a termination indemnity of 12 months of remuneration including variable compensation as described above. There is no “claw-back” provision in case of misstated financial statements.

Options Owned by Executives
The table below sets forth the number of LTI stock options and matching options owned by the members of our executive board of management in aggregate as of 31 December 2015 under the LTI Stock Option Plan Executives, the Share-Based Compensation Plans and the 2008 Exceptional Grant. Our executive board of management does not hold any warrants or stock options relating to our shares under our other incentive plans.

Program	Options held in aggregate by our executive board of management	Strike price (EUR)	Grant date	Expiry date
LTI Stock Option Plan 2009	457,467	35.90	18 December 2009	17 December 2019
LTI Stock Option Plan 2009	838,215	42.41	30 November 2010	29 November 2020

Program	Options held in aggregate by our executive board of management	Strike price (EUR)	Grant date	Expiry date
LTI Stock Option Plan 2009	897,430	44.00	30 November 2011	29 November 2021
LTI Stock Option Plan 2009	1,129,639	66.56	30 November 2012	29 November 2022
LTI Stock Option Plan 2009	903,782	75.15	2 December 2013	1 December 2023
LTI Stock Option Plan 2009	717,679	94.46	1 December 2014	30 November 2024
LTI Stock Option Plan 2009	12,977	121.95	1 December 2015	30 November 2025
LTI Stock Option Plan 2009	1,136,401	113.00	22 December 2015	21 December 2025
Matching options 2007	0	33.59	2 April 2007	1 April 2017
Matching options 2008	61,974	34.34	3 March 2008	2 March 2018
Matching options 2009	80,765	20.49	6 March 2009	5 March 2019
Matching options 2009	414,431	27.06	14 August 2009	13 August 2019
Matching options 2010	15,296	36.52	5 March 2010	4 March 2020
November 2008 Exceptional Grant Options Series A	361,484	10.32	25 November 2008	24 November 2018
November 2008 Exceptional Grant Options Series A	542,226	10.50	25 November 2008	24 November 2018
November 2008 Exceptional Grant Options Series A – Dividend Waiver 09(1)	0	33.24	1 December 2009	24 November 2018
November 2008 Exceptional Grant Options Series B	1,265,194	10.50	25 November 2008	24 November 2023
November 2008 Exceptional Grant Options Series B	4,337,809	10.32	25 November 2008	24 November 2023
November 2008 Exceptional Grant Options Series B – Dividend Waiver 09(1)	2,635,349	33.24	1 December 2009	24 November 2023
November 2008 Exceptional Grant Options Series B – Dividend Waiver 11(1)	243,901	40.35	11 July 2011	24 November 2023
November 2008 Exceptional Grant Options Series B – Dividend Waiver 13(1)	286,977	75.82	15 May 2013	24 November 2023
Matching options 2007 – Dividend Waiver 09(1)	0	33.24	1 December 2009	1 April 2017
Matching options 2008 – Dividend Waiver 09(1)	0	33.24	1 December 2009	2 March 2018
Matching options 2008 – Dividend Waiver 13(1)	49,468	75.82	15 May 2013	2 March 2018
Matching options 2009 – Dividend Waiver 13(1)	74,869	75.82	15 May 2013	5 March 2019
Matching options 2009 – Dividend Waiver 13(1)	37,131	75.82	15 May 2013	13 August 2019

Notes:

(1)	Options granted under the dividend waiver program. See “—Share-Based Payment Plans.”

Executive Share Ownership

The table below sets forth the number of our shares owned by the members of the executive board of management as of 15 February 2016:

Name	Number of our shares held		% of our outstanding shares
Carlos Brito	(*	)	(*	)
David Almeida	(*	)	(*	)
João Castro Neves	(*	)	(*	)
Sabine Chalmers	(*	)	(*	)
Michel Doukeris	(*	)	(*	)
Felipe Dutra	(*	)	(*	)
Pedro Earp	(*	)	(*	)
Luiz Fernando Edmond	(*	)	(*	)
Claudio Ferro	(*	)	(*	)
Marcio Froes	(*	)	(*	)

Name	Number of our shares held		% of our outstanding shares
Claudio Garcia	(*	)	(*	)
Stuart MacFarlane	(*	)	(*	)
Tony Milikin	(*	)	(*	)
Miguel Patricio	(*	)	(*	)
Bernardo Pinto Paiva	(*	)	(*	)
Ricardo Tadeu	(*	)	(*	)
TOTAL	13,816,097		<1%

Notes:

(*)	Each member of our executive board of management owns less than 1% of our outstanding shares as of 15 February 2016.

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

Information about Our Committees

General

Our Board is assisted by five committees: the Audit Committee, the Finance Committee, the Remuneration Committee, the Nomination Committee and, as of March 2015, the Strategy Committee.

In addition, further to the agreement that has been reached on the terms of our recommended acquisition of the entire issued and to-be-issued share capital of SABMiller, the Board set up a temporary ad hoc Convergence Committee in November 2015.

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

The current members of the Audit Committee are M. Michele Burns (Chairman), Olivier Goudet and Kasper Rorsted. Each member of our Audit Committee is an independent director according to our Corporate Governance Charter (see “—A. Directors and Senior Management—Board of Directors—Role and Responsibilities, Composition, Structure and Organization”) and under Rule 10A-3 under the Exchange Act.

Our Board of Directors has determined that M. Michele Burns and Olivier Goudet are each “audit committee financial experts” as defined in Item 16A of Form 20-F under the Exchange Act.

The Audit Committee assists our Board in its responsibility for oversight of (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements and environmental and social responsibilities, (iii) the statutory auditors’ qualification and independence, and (iv) the performance of the statutory auditors and our internal audit function. The Audit Committee is entitled to review information on any point it wishes to verify, and is authorized to acquire such information from any of our employees. The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the statutory auditor. It also establishes procedures for confidential complaints regarding questionable accounting or auditing matters. It is also authorized to obtain independent advice, including legal advice, if this is necessary for an inquiry into any matter under its responsibility. It is entitled to call on the resources that will be needed for this task. It is entitled to receive reports directly from the statutory auditor, including reports with recommendations on how to improve our control processes.

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

The current members of the Finance Committee are Alexandre Van Damme (Chairman), Stéfan Descheemaeker, Paulo Alberto Lemann, Alexandre Behring and M. Michele Burns.

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

The current members of the Nomination Committee are Marcel Herrmann Telles (Chairman), Carlos Alberto Sicupira, Grégoire de Spoelberch, Olivier Goudet and Alexandre Van Damme.

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

The Strategy Committee

The Strategy Committee consists of three members, two of which are appointed by the Board. The Chairman of the Board is the third member. The Chairman of the Strategy Committee is a representative of the controlling shareholders. The Chief Executive Officer and the Chief Financial and Technology Officer are invited ex officio to the Committee meetings unless specifically decided otherwise.

The current members of the Strategy Committee are Alexandre Van Damme (Chairman), Olivier Goudet and Marcel Herrmann Telles.

The Strategy Committee assists the Board in providing strategic direction in the areas of corporate strategy, external growth, organic growth, divestments and new business opportunities. It identifies critical strategic issues facing the AB InBev Group and/or the industry, as well as major risks for the long-term sustainable development of the company’s business, and analyzes alternative strategic options.

The Convergence Committee

The Convergence Committee is not a formal Board committee and should be considered as a temporary mixed (comprised of both Board and executive membership) taskforce that will monitor the progress of the completion of the proposed acquisition and the subsequent integration of AB InBev and SABMiller. It is to be dissolved once the integration of both companies is deemed completed.

The Committee is composed of Alexandre Van Damme, Marcel Telles, Carlos Brito, David Almeida and Sabine Chalmers.

D. EMPLOYEES

As of 31 December 2015, we employed more than 150,000 people.

Overview of Employees per Business Segment

The table below sets out the number of full-time employees at the end of each relevant period in our business segments.

	As of 31 December
	2015	2014	2013
North America(1)	16,844	15,348	16,852
Mexico(2)	31,034	30,927	34,203
Latin America North(3)	39,359	38,381	38,338
Latin America South	10,782	10,872	10,482
Europe(3)(4)	11,749	13,865	15,096
Asia Pacific	40,101	42,727	37,680
Global Export & Holding Companies	2,454	1,910	1,936

Total	152,321	154,029	154,587

Notes:

(1)	Effective 1 January 2014, we ceased the proportional consolidation of certain operations we have in Canada and started to apply equity reporting as of that date without a material impact on our audited consolidated financial statements as of 31 December 2014.
(2)	Mexico became a separate business segment on 4 June 2013 upon completion of the combination with Grupo Modelo.
(3)	As part of the creation of a single Europe zone, our interest in a joint venture in Cuba through our subsidiary Ambev was moved from the Western Europe zone to the Latin America North zone. The figures for both Zones reflect this allocation from 1 January 2014.
(4)	Effective 1 January 2014, we created a single Europe zone by combining two preexisting Zones: Western Europe and Central & Eastern Europe.

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

Labor Unions

Many of our hourly employees across our business segments are represented by unions. Generally, relationships between us and the unions that represent our employees are good. See “D. Risk Factors—Risks Relating to Our Existing Business—We are exposed to labor strikes and disputes that could lead to a negative impact on our costs and production level.”

In Europe, collective bargaining occurs at the local and/or national level in all countries with union representation for our employees. The degree of membership in unions varies from country to country, with a low proportion of membership in the United Kingdom and the Netherlands, and a high proportion of membership in Belgium and Germany. A European Workers Council has been established since 1996 to promote social dialogue and to exchange opinions at a European level.

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

Our United States organization has approximately 5,500 hourly brewery workers represented by the International Brotherhood of Teamsters. Their compensation and other terms of employment are governed by collective bargaining agreements negotiated between us and the Teamsters, which expire on 28 February 2019. Approximately 2,000 hourly employees at certain company-owned distributorships and packaging plants also are represented by the Teamsters and other unions, with local bargaining agreements ranging in distribution from three to five years.

E. SHARE OWNERSHIP

For a discussion of the share ownership of our directors and executives, as well as arrangements involving our employees in our capital, see “Item 6. Directors, Senior Management and Employees—B. Compensation.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

Shareholding Structure

The following table shows our shareholding structure on the date specified below based on the notifications made to us and to the Belgian Financial Services and Markets Authority (the “FSMA”) by the shareholders specified below in accordance with Article 6 of the Belgian Law of 2 May 2007 on the disclosure of significant shareholdings in listed companies and in accordance with Article 74 of the Belgian Law of 1 April 2007 on public takeover bids or information based on public filings with the SEC.

The first twelve entities mentioned in the table act in concert (it being understood that (i) the first ten entities act in concert within the meaning of Article 3, 13° of the Belgian Law of 2 May 2007 on disclosure of significant holdings in listed companies and (ii) the eleventh and twelfth entities act in concert with the first ten entities within the meaning of Article 3, §2 of the Belgian Law of 1 April 2007 on public takeover bids) (see “—Shareholders’ Arrangements”) and hold 847,648,483 of our shares, representing 52.77% of the voting rights attached to our shares outstanding as of 31 December 2015 excluding the 1,859,625 treasury shares held by us and our subsidiaries Brandbrew S.A., Brandbev S.à.R.L. and Mexbrew S.à.R.L. Pursuant to our articles of association, shareholders are required to notify us as soon as the amount of securities held giving voting right exceeds or falls below a 3% threshold.

All of our shares have the same voting rights.

Major shareholders	Number of our shares held	% of the voting rights attached to our outstanding shares held(8)	As of date in notification or SEC filing(7)
Stichting Anheuser-Busch InBev, a stichting incorporated under Dutch law (the “Stichting”)(1)(2)	663,074,832	41.28%	31 December 2015
EPS Participations S.à.R.L., a company incorporated under Luxembourg law, affiliated to Eugénie Patri Sébastien (EPS) S.A., its parent company(2)(3)(5)	130,257,459	8.11%	31 December 2015
Eugénie Patri Sébastien (EPS) S.A., a company incorporated under Luxembourg law, affiliated to the Stichting that it jointly controls with BRC S.à.R.L.(2)(3)(5)	99,999	0.01%	31 December 2015
Rayvax Société d’Investissement S.A., a company incorporated under Belgian law(2)	484,794	0.03%	31 December 2015
Fonds Verhelst SPRL, a company with a social purpose incorporated under Belgian law	0	0%	31 December 2015
Fonds Voorzitter Verhelst SPRL, a company with a social purpose incorporated under Belgian law, affiliated to Fonds Verhelst SPRL with social purpose, that controls it	6,997,665	0.44%	31 December 2015
Stichting Fonds Baillet Latour, a stichting incorporated under Dutch law	0	0%	31 December 2015
Fonds Baillet Latour SPRL, a company with a social purpose incorporated under Belgian law, affiliated to Stichting Fonds Baillet Latour under Dutch law, that controls it(6)	5,485,415	0.34%	31 December 2015
BRC S.à.R.L., a company incorporated under Luxembourg law, affiliated to the Stichting that it jointly controls with Eugénie Patri Sébastien (EPS) S.A.(2)(4)	37,598,236	2.34%	31 December 2015
Sébastien Holding NV/SA, a company incorporated under Belgian law, affiliated to Rayvax Société d’Investissement S.A., its parent company(2)	10	<0.01%	31 December 2015
MHT Benefit Holding Company Ltd, a company incorporated under the law of the Bahamas, acting in concert with Marcel Herrmann Telles within the meaning of Article 3, §2 of the Belgian Law of 1 April 2007 on public takeover bids	3,645,605	0.23%	31 December 2015
LTS Trading Company LLC, a company incorporated under Delaware law, acting in concert with Marcel Herrmann Telles, Jorge Paulo Lemann and Carlos Alberto Sicupira within the meaning of Article 3, §2 of the Belgian Law of 1 April 2007 on public takeover bids	4,468	<0.01%	31 December 2015
Fidelity Management & Research LLC, Massachusetts, USA	48,561,873	3.02%	16 September 2009

Notes:

(1)	See section “—Controlling Shareholder.” By virtue of their responsibilities as directors of the Stichting, Stéfan Descheemaeker, Paul Cornet de Ways Ruart, Grégoire de Spoelberch, Alexandre Van Damme, Marcel Herrmann Telles, Jorge Paulo Lemann, Roberto Moses Thompson Motta and Carlos Alberto Sicupira may be deemed, under the rules of the SEC, to be beneficial owners of our ordinary shares held by the Stichting. However, each of these individuals disclaims such beneficial ownership in such capacity.

(2)	See section“—Shareholders’ Arrangements.”
(3)	By virtue of their responsibilities as directors of Eugénie Patri Sébastien (EPS) S.A. and EPS Participations S.à.R.L., Stéfan Descheemaeker, Paul Cornet de Ways Ruart, Grégoire de Spoelberch and Alexandre Van Damme may be deemed, under the rules of the SEC, to be beneficial owners of our ordinary shares held by Eugénie Patri Sébastien (EPS) S.A. and EPS Participations S.à.R.L. However, each of these individuals disclaims such beneficial ownership in such capacity.
(4)	Marcel Herrmann Telles, Jorge Paulo Lemann and Carlos Alberto Sicupira have disclosed to us that they control BRC S.à.R.L. and as a result, under the rules of the SEC, they are deemed to be beneficial owners of our ordinary shares held by BRC S.à.R.L. By virtue of their responsibilities as directors of BRC S.à.R.L., Alexandre Behring and Paulo Alberto Lemann may also be deemed, under the rules of the SEC, to be the beneficial owner of our ordinary shares held by BRC S.à.R.L. However, Alexandre Behring and Paulo Alberto Lemann disclaim such beneficial ownership in such capacity.
(5)	On 18 December 2013, Eugénie Patri Sébastien (EPS) S.A. contributed to EPS Participations S.à.R.L. its certificates in the Stichting and the shares it held directly in AB InBev, except for 100,000 shares.
(6)	On 27 December 2013, Stichting Fonds Baillet Latour, under Dutch law, acquired a controlling stake in Fonds Baillet Latour SPRL with a social purpose.
(7)	On 12 February 2016, a Schedule 13G was filed confirming that, as of 31 December 2015, a group of shareholders beneficially hold 847,648,483 of our shares, representing 52.77% of our voting rights.
(8)	Percentages are calculated on the total number of outstanding ordinary shares as at 31 December 2015 (1,608,242,156 shares) minus the number of outstanding ordinary shares held in treasury by us and our subsidiaries Brandbrew S.A., Brandbev S.à.R.L. and Mexbrew S.à.R.L. as at 31 December 2015 (1,859,625 shares).

Since 1 January 2010 and until 31 December 2015, there have been no significant changes for the first ten entities mentioned in the table above. On 26 August 2015, MHT Benefit Holding Company Ltd notified us that it held 3,645,605 of our shares. On the same day, LTS Trading Company LLC notified us that it held 4,468 of our shares.

U.S. Holders of Record

As a number of our shares are held in dematerialized form, we are not aware of the identity of all our shareholders. As of 31 December 2015, we had 1,608,242,156 registered shares held by 212 record holders in the United States, representing approximately 11.2 million of the voting rights attached to our shares outstanding as of such date. As of 31 December 2015, we also had 116,714,207 ADSs outstanding, each representing one ordinary share.

Controlling Shareholder

Our controlling shareholder is the Stichting, a foundation organized under the laws of the Netherlands which represents an important part of the interests of the founding Belgian families of Interbrew (mainly represented by Eugénie Patri Sébastien S.A.) and the interests of the Brazilian families which were previously the controlling shareholders of Ambev (represented by BRC S.à.R.L.).

As of 31 December 2015 the Stichting owned 663,074,832 of our shares, which represented a 41.28% voting interest based on the number of our shares outstanding as of 31 December 2015 excluding the 1,859,625 treasury shares held by us and our subsidiaries Brandbrew S.A., Brandbev S.à.R.L. and Mexbrew S.à.R.L. The Stichting and certain other entities acting in concert (within the meaning of Article 3, 13° of the Belgian Law of 2 May on disclosure of significant holdings in listed companies and/or within the meaning of Article 3, §2 of the Belgian Law of 1 April 2007 on public takeover bids) with it (see “—Shareholders’ Arrangements” below) held, in the aggregate, 52.77% of our shares based on the number of our shares outstanding on 31 December 2015 excluding the 1,859,625 treasury shares held by us and our subsidiaries Brandbrew S.A., Brandbev S.à.R.L. and Mexbrew

S.à.R.L. As of 31 December 2015, BRC S.à.R.L. held 331,537,416 class B Stichting certificates (indirectly representing 20.64% of our shares), Eugénie Patri Sébastien S.A. held 1 class A Stichting certificate and EPS Participations S.à.R.L. held 331,537,415 class A Stichting certificates (together indirectly representing 20.64% of our shares). The Stichting is governed by its bylaws and its conditions of administration.

Shareholders’ Arrangements

In connection with the combination of Interbrew with Ambev in 2004, BRC S.à.R.L., Eugénie Patri Sébastien S.A., Rayvax Société d’Investissement S.A. and the Stichting entered into a shareholders’ agreement on 2 March 2004 which provides for BRC S.à.R.L. and Eugénie Patri Sébastien S.A. to hold their interests in us through the Stichting (except for approximately 130 million of our shares that are held directly or indirectly by Eugénie Patri Sébastien S.A. and approximately 37 million of our shares that are held directly by BRC S.à.R.L. as of 31 December 2015 (see “—Shareholding Structure”). The shareholders’ agreement was amended and restated on 9 September 2009. On 18 December 2013, Eugénie Patri Sébastien S.A. contributed to EPS Participations S.à.R.L. its certificates in the Stichting and the shares it held in Anheuser-Busch InBev SA/NV, except for 100,000 shares. Immediately thereafter, EPS Participations S.à.R.L. joined the concert constituted by BRC S.à.R.L., Eugénie Patri Sébastien S.A., Rayvax Société d’Investissement S.A. and the Stichting and adhered to the shareholders’ agreement. On 18 December 2014, the Stichting, Eugénie Patri Sébastien S.A., EPS Participations S.à.R.L., BRC S.à.R.L. and Rayvax Société d’Investissement S.A. entered into a new shareholders’ agreement that replaced the previous shareholders’ agreement of 2009 and has been filed as Exhibit 3.2 to this Form 20-F.

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

In addition, the Stichting has entered into a voting agreement with Fonds Baillet Latour SPRL with a social purpose and Fonds Voorzitter Verhelst SPRL with a social purpose. This agreement provides for consultations between the three bodies before any of our shareholders’ meetings to decide how they will exercise the voting rights attached to our shares. Under this voting agreement, consensus is required for all items that are submitted to the approval of any of our shareholders’ meetings. If the parties fail to reach a consensus, Fonds Baillet Latour SPRL with a social purpose and Fonds Voorzitter Verhelst SPRL with a social purpose will vote their shares in the same manner as the Stichting. This agreement, which was to expire on 16 October 2016, has been extended until 1 November 2034. A copy of this agreement has been filed as Exhibit 3.2 to this Form 20-F.

Upon the completion of the Transaction, the Stichting will remain the controlling shareholder of the Combined Group. Assuming no further issuances of our shares, that Newbelco issues 316,999,695 restricted shares (as described under “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes—Proposed Acquisition of SABMiller”) and based on our outstanding treasury shares as of 31 December 2015, it is expected that the Stichting will own Newbelco new ordinary shares representing 34.5% of the Combined Group’s voting rights. Furthermore, it is expected that the shareholders’ agreement and the voting agreement (or successors thereto) will continue to apply in respect of the Newbelco new ordinary shares upon completion of the Transaction, and that the first twelve entities listed in the table above would hold on the same basis, in aggregate, approximately 44.1% of the Combined Group’s voting rights.

B. RELATED PARTY TRANSACTIONS

AB InBev Group and Consolidated Entities

We engage in various transactions with affiliated entities which form part of the consolidated AB InBev Group. These transactions include, but are not limited to: (i) the purchase and sale of raw material with affiliated entities, (ii) entering into distribution, cross-licensing, transfer pricing, indemnification, service and other agreements with affiliated entities, (iii) intercompany loans and guarantees, with affiliated entities, (iv) import agreements with affiliated entities, such as the import agreement under which Anheuser-Busch imports our European brands into the United States, and (v) royalty agreements with affiliated entities, such as our royalty agreement with one of our United Kingdom subsidiaries related to the production and sale of our Stella Artois brand in the United Kingdom. Such transactions between Anheuser-Busch InBev SA/NV and our subsidiaries are not disclosed in our consolidated financial statements as related party transactions because they are eliminated on consolidation. A list of our principal subsidiaries is shown in note 34 “AB InBev Companies” to our audited consolidated financial statements as of 31 December 2015 and 2014, and for the three years ended 31 December 2015.

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

Transactions with Directors and Executive Board of Management Members (Key Management Personnel)

Total compensation of our directors and executive board of management included in our income statement for 2015 set out below can be detailed as follows:

	Year ended 31 December 2015
	Directors	Executive Board of Management
	(USD million)
Short-term employee benefits	3	25
Post-employment benefits	—	2
Other long-term employee benefits	—	—
Share-based payments	2	65

Total	5	91

In addition to short-term employee benefits (primarily salaries), our executive board of management members are entitled to post-employment benefits. More particularly, members of the executive board of management participate in the pension plan of their respective country. See also note 23 “Employee benefits” and note 31 “Related parties” to our audited consolidated financial statements as of 31 December 2015 and 2014, and for the three years ended 31 December 2015. In addition, key management personnel are eligible for our Share-Based Payment Plan and/or our exchange of share ownership program. See also “Item 6. Directors, Senior Management and Employees—B. Compensation” and note 24 “Share-based payments” to our audited consolidated financial statements as of 31 December 2015 and 2014, and for the three years ended 31 December 2015.

Directors’ compensation consists mainly of directors’ fees. Key management personnel did not have any significant outstanding balances with our company. During 2015, no payments were made to key management personnel except in the transactions listed below.

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

Other Transactions

Grupo Modelo paid MXN 67.3 million (USD 4.3 million) to a company of which María Asuncion Aramburuzabala, a member of our Board of Directors, is Chairman of the Board. The payments were made for information technology infrastructure services provided by that company to Grupo Modelo in 2015.

On 7 April 2014, Valentín Diez Morodo, also a member of our Board of Directors, purchased real estate located in Toluca, Mexico from Modelo Museum of Technology, a non-consolidated, non-profit affiliate of Grupo Modelo for USD 28 million, a price corresponding to the average of two independent external valuation reports. Mr. Diez has agreed to lease part of the premises back to another affiliate of Grupo Modelo pursuant to a sublease contract entered into in June 2015 at a rate of MXN 6 million (USD 0.4 million) per year. In addition, in 2015, Grupo Modelo entered into a sponsorship agreement with a sports team owned by Mr. Diez. The sponsorship agreement provides for payments of MXN 66.7 million (USD 4.2 million) per year for three years.

Jointly Controlled Entities

Significant interests we hold in joint ventures include two distribution entities in Canada, two entities in Brazil, two in China, one in Mexico and one in the United Kingdom. None of these joint ventures are material to us. Aggregate amounts of our interests in such entities are as follows:

As of 31 December 2015
(USD million)
Non-current assets	2
Current assets	5
Non-current liabilities	2
Current liabilities	5
Result from operations	(1)
Profit attributable to equity holders	—

Transactions with Associates

Our transactions with associates were as follows:

Year ended 31 December 2015
(USD million)
Gross profit	(77)
Current assets	2
Current liabilities	25

Our transactions with associates primarily consist of sales to distributors in which we have a non-controlling interest.

Transactions with Pension Plans

Our transactions with pension plans mainly consisted of USD 12 million other income from pension plans in the United States and USD 1 million other income from pension plans in Brazil.

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

The extraordinary general shareholders’ meeting was held on 30 July 2013, and the proposed corporate restructuring was approved. The restructuring has been implemented by means of a stock swap merger under the Brazilian Corporate Law (incorporação de ações) of Companhia de Bebidas with Ambev S.A. As a result of this stock swap merger, Companhia de Bebidas became a wholly owned subsidiary of Ambev S.A. and the Companhia de Bebidas shareholders received five Ambev S.A. common shares in exchange for each Companhia de Bebidas common or preferred share, and holders of ADRs representing common or preferred shares of Companhia de Bebidas received five Ambev S.A. ADRs in exchange for each Companhia de Bebidas ADR.

On 30 October 2013, the Brazilian Securities Commission (Comissão de Valores Mobiliários—CVM) granted Ambev S.A.’s registration as a publicly held company and its shares and ADRs began to be traded, respectively, on the BM&FBOVESPA and on the NYSE on 11 November 2013. The shares issued by Companhia de Bebidas have no longer been traded on the traditional segment of BM&FBOVESPA since 8 November 2013.

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

Consolidated Financial Statements

See “Item 18. Financial Statements.” For a discussion of our export sales, see “Item 5. Operating and Financial Review.”

Legal and Arbitration Proceedings

Litigation is subject to uncertainty and we and each of our subsidiaries named as a defendant believe, and have so been advised by counsel handling the respective cases, that we have valid defenses to the litigation pending against us, as well as valid bases for appeal of adverse verdicts, if any. All such cases are, and will continue to be, vigorously defended. However, we and our subsidiaries may enter into settlement discussions in particular cases if we believe it is in our best interests to do so. Except as set forth herein, there have been no governmental, judicial or arbitration proceedings (including any such proceedings which are pending or threatened against us or our subsidiaries of which we are aware) during a period between 1 January 2015 and the date of this Form 20-F which may have, or have had in the recent past, significant effects on our financial position and profitability.

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

We announced the completion of the combination with Grupo Modelo on 4 June 2013, and on 7 June 2013, we announced that in a related transaction, Grupo Modelo completed the sale of its business in the 50 states of the United States, the District of Columbia and Guam to Constellation Brands, Inc. for approximately USD 4.75 billion, in aggregate, subject to post-closing adjustment of USD 558 million, which was paid by Constellation Brands, Inc. on 6 June 2014.

As part of the settlement with the U.S. Department of Justice, we completed the sale of our glass production plant and other assets on the same site in Nava, Coahuila, Mexico to Constellation Brands, Inc. in a transaction related to the Grupo Modelo combination. The sale price for all of these assets was approximately USD 300 million.

German Antitrust Investigation

In August 2011, the German Federal Cartel Office (Bundeskartellamt) launched an investigation against several breweries and retailers in Germany in connection with an allegation of anticompetitive vertical price maintenance by breweries vis-à-vis their trading partners in Germany. On 18 June 2015, the Bundeskartellamt announced that it partially concluded these proceedings and issued fines. Due to our cooperation with the Bundeskartellamt, we received immunity from fines. Although the investigation of the Bundeskartellamt is partially continuing, we have reason to believe that we will not receive a fine and that we will have full immunity from fines at the end of the proceedings.

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

Investigations Inquiring into Indian Operations

We have been informed by the SEC and the U.S. Department of Justice that they are conducting investigations into our current and former affiliates in India, including a non-consolidated Indian joint venture that we exited in 2015, AB InBev India Private Limited, and whether certain relationships of agents and employees were compliant with the FCPA. We are cooperating in the SEC and the U.S. Department of Justice investigations.

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

Belgian Tax Matters

In February 2015, the European Commission opened an in-depth State Aid investigation into the Belgian excess profit ruling system. On 11 January 2016, the European Commission adopted a negative decision finding that the Belgian excess profit ruling system constitutes an aid scheme incompatible with the internal market and ordering Belgium to recover the incompatible aid from a number of aid beneficiaries. The Belgian authorities must now determine which companies have benefitted from the system and the precise amounts of incompatible aid to be recovered from each company. AB InBev has a Belgian excess profit ruling. We have not yet received any formal communication from Belgium on recovery. In addition, Belgium has announced that it will appeal the European Commission decision to the European Union’s General Court. The appeal does not suspend the recovery process, and we cannot at this stage estimate the outcome of such legal proceedings. Based on the estimated exposure related to the excess profit ruling applicable to us and the different elements referred to above, we have not recorded any provisions in connection therewith as of 31 December 2015.

SABMiller Transaction

On 1 December 2015, a group of consumers filed an antitrust lawsuit in federal court in Oregon, seeking an injunction to block the Transaction. The court in this private litigation could enjoin the parties from completing the Transaction, or delay its implementation. We believe that we have strong defenses to the plaintiffs’ claims and intend to defend against them vigorously.

Ambev and Its Subsidiaries

Cerveceria Bucanero Trademark Claim

In 2009, we received notice of a claim purporting to be made under the Helms-Burton Act relating to the use of a trademark by Cerveceria Bucanero S.A., which is alleged to have been confiscated by the Cuban government and trafficked by us through our ownership and management of this company. Although we have attempted to review and evaluate the validity of the claim, due to the uncertain underlying circumstances, we are currently unable to express a view as to the validity of such claims, or as to the standing of the claimants to pursue them.

Tax Matters

As of 31 December 2015, Ambev had several tax claims pending against it, including judicial and administrative proceedings. Most of these claims relate to ICMS value-added tax, IPI excise tax, and income tax and social contributions. As of 31 December 2015, Ambev had made a provision of R$223 million (USD 57 million) in connection with those tax proceedings for which it believed there was a probable chance of loss.

Among the pending tax claims, there are claims filed by Ambev against Brazilian tax authorities alleging that certain taxes are unconstitutional. Such tax proceedings include claims for income taxes, ICMS value-added tax, IPI excise tax and taxes on revenues, such as the Social Integration Program Contribution (Programa de Integração Social), or the PIS Contribution and the Social Security Funding Contribution (Contribuição para Financiamento da Seguridade Social), or COFINS. As these claims are contingent on obtaining favorable judicial decisions, the corresponding assets which might arise in the future are only recorded once it becomes certain that Ambev will receive the amounts previously paid or deposited.

As of 31 December 2015, there were also tax proceedings with a total estimated possible risk of loss of R$27.6 billion (USD 7.1 billion). Approximately R$16.4 billion (USD 4.2 billion) of this figure is related to income tax and social contributions. Approximately R$10.4 billion (USD 2.7 billion) is related to ICMS value-added and IPI excise taxes, of which the most significant are discussed below.

ICMS Value-Added Tax, IPI Excise Tax and Taxes on Net Sales

Ambev has been party to legal proceedings with the state of Rio de Janeiro where it is challenging such State’s attempt to assess ICMS value-added tax with respect to unconditional discounts granted by Ambev from January 1996 to February 1998. In 2015, these proceedings were before the Brazilian Superior Court of Justice and the Brazilian Supreme Court (Supremo Tribunal Federal). In 2013, 2014 and 2015, we received similar tax assessments issued by the States of Pará and Piauí relating to the same issue, which are currently under discussion. In October 2015 and January 2016, Ambev paid the amounts related to the state of Rio de Janeiro’s proceedings with discounts under an incentive tax payment program granted by that state in the total amount of R$271 million (USD 69 million). Ambev management estimates the amount involved in these proceedings to be approximately R$862 million (USD 221 million) as of 31 December 2015 (which reflects the payment made in October 2015), which is classified as a possible loss and, therefore, for which no provision has been made. Moreover, considering the above mentioned January 2016 payment, the total amount involved in these proceedings has been reduced to approximately R$492 million (USD 126 million), as of 5 January 2016, classified as possible loss and for which no related provision has been made.

Goods manufactured within the Manaus Free Trade Zone (ZFM) intended for remittance elsewhere in Brazil are exempt from the Brazilian IPI excise tax. Ambev has been registering IPI excise tax presumed credits upon the acquisition of exempted inputs manufactured in the Manaus Free Trade Zone. Since 2009, Ambev has been receiving a number of tax assessments from the Brazilian federal tax authorities relating to the disallowance of such presumed tax credits, which are under discussion before the Brazilian Supreme Court. Ambev management estimates the possible losses in relation to these assessments to be R$1.8 billion (USD 0.5 billion) as of 31 December 2015. Ambev has not recorded any provision in connection with these assessments.

In 2014, Ambev received tax assessments from the Brazilian federal tax authorities relating to IPI excise tax associated with remittances of manufactured goods to other related factories, with respect to which a decision from the Upper House of the Administrative Tax Court is still pending. Ambev management estimates the possible losses related to these assessments to be approximately R$1.3 billion (USD 0.3 billion) as of 31 December 2015.

In June 2015, Ambev received a tax assessment issued by the State of Pernambuco, relating to ICMS value-added tax differences, based on alleged non-compliance with a state tax incentive agreement, PRODEPE, related to February 2014. In September 2015, Ambev was notified of a new tax assessment related to the periods spanning from March 2014 to July 2015 based on the fact that it presented a defense against the first assessment, in the amount of approximately R$564 million (USD 144 million). In the fourth quarter of 2015, Ambev received other assessments related to the same tax incentive agreement. Ambev management estimates the total amount related to this matter to be approximately R$666 million (USD 171 million) as of 31 December 2015, classified as a possible loss and, therefore, for which no provision has been made.

Over the years, Ambev has received tax assessments relating to ICMS value-added tax differences that some Brazilian states consider due in the tax substitution system in cases where the price of the products sold by a factory reached levels above the price table basis established by such states. Ambev is currently challenging those charges before the courts. In 2015, Ambev received new tax assessments related to the same issue, in the amount of approximately R$332 million (USD 85 million), increasing the amount related to this issue to approximately R$796 million (USD 195 million) as of 31 December 2015, classified as a possible loss and, therefore, for which no provision has been made.

Ambev Profits Generated Abroad

During the first quarter of 2005, certain subsidiaries of Ambev received a number of assessments from Brazilian federal tax authorities relating to profits obtained by its subsidiaries domiciled outside Brazil. In December 2008, the Administrative Tax Court handed down a decision on one of the tax assessments relating to earnings of Ambev’s foreign subsidiaries. This decision was partially favorable to Ambev, and in connection with the remaining part, Ambev filed an appeal to the Appellate Division of the Administrative Tax Court and is awaiting its decision. With respect to another of the tax assessments relating to foreign profits, the Administrative Tax Court rendered a decision favorable to Ambev in September 2011. In December 2013, Ambev received another tax assessment related to this matter. Ambev estimates its exposure to possible losses in relation to these assessments to be R$4.5 billion (USD 1.2 billion) as of 31 December 2015 and its exposure to probable losses to be R$38 million (USD 10 million) as of that date, for which Ambev has recorded a provision in the corresponding amount.

Income Tax - Tax Loss Offset

Ambev and certain of its subsidiaries received a number of assessments from Brazilian federal tax authorities relating to the offset of tax loss carry forwards arising in the context of business combinations. Ambev management estimates the total exposures of possible losses in relation to these assessments to be R$455 million (USD 117 million) as of 31 December 2015. Ambev has not recorded any provision in connection with this dispute.

State Tax Incentives of the National Council on Fiscal Policy (Conselho Nacional de Política Fazendária or “CONFAZ”)

Many states in Brazil offer tax incentive programs to attract investments to their regions, pursuant to the rules of the CONFAZ, a council formed by all of the 27 Treasury Secretaries from each of the Brazilian states. Ambev participates in ICMS value-added tax credit programs offered by various Brazilian states which provide (i) tax credits to offset ICMS value-added tax payables and (ii) ICMS value-added tax deferrals. In return, Ambev is required to meet certain operational requirements, including, depending on the state, production volume and employment targets, among others. All of these conditions are included in specific agreements between Ambev and the relevant state governments.

There is a controversy regarding whether these benefits are constitutional when granted without the prior approval of every Brazilian state participating in the CONFAZ. Some states and public prosecutors have filed direct actions of unconstitutionality (Ação Direta de Inconstitucionalidade) before the Brazilian Supreme Court to challenge the constitutionality of certain state laws granting tax incentive programs unilaterally, without the prior approval of the CONFAZ.

Since 2007, Ambev has received tax assessments from the states of São Paulo, Rio de Janeiro, Minas Gerais and other states in the aggregate amount of R$1.7 billion (USD 0.4 billion) as of 31 December 2015, challenging the legality of tax credits arising from existing tax incentives received by Ambev in other states. Ambev has treated these proceedings as a possible (but not probable) loss. Such estimate is based on Ambev management assessments, but should Ambev lose such proceedings, the expected net impact on its income statement would be an expense for this amount. Moreover, Ambev cannot rule out the possibility of other Brazilian states issuing similar tax assessments relating to other of Ambev’s state tax incentives. In 2011, the Brazilian Supreme Court ruled 14

Brazilian state laws granting tax incentives without the prior approval of the CONFAZ to be unconstitutional, including one granting incentives to Ambev in the federal district, which Ambev has ceased to benefit from since such decision. In a meeting held on 30 September 2011, the CONFAZ issued a resolution suspending the right of the states to claim the return of the tax incentives incurred by the beneficiaries of the state laws declared unconstitutional. There are a number of other lawsuits before the Brazilian Supreme Court challenging the constitutionality of incentives laws offered by some states without the prior approval of the CONFAZ, which may impact Ambev’s state tax incentives.

In 2012, the Brazilian Supreme Court issued a binding precedent proposal (Proposta de Súmula Vinculante No. 69/2012), which would automatically declare as unconstitutional all tax incentives granted without prior unanimous approval of the CONFAZ. In order to become effective, such proposal must be approved by two-thirds of the members of the Brazilian Supreme Court. Ambev does not expect that the Brazilian Supreme Court will vote on this matter before the Brazilian Congress votes a bill of law aimed at regulating this issue. There are currently a number of different proposals before the Brazilian Congress, which generally provide for (i) existing tax incentives to be grandfathered for a number of years; (ii) new tax incentives to be approved by a majority of the Brazilian states (rather than unanimously) and (iii) a reduction on interstate ICMS value-added taxes in order to decrease the effect of tax benefits on interstate transactions. However, no assurance can be given that the Brazilian Supreme Court will not vote on the binding precedent proposal before the matter is ultimately legislated by the Brazilian Congress.

Tax Amnesty and Refinancing Program

In December 2013, pursuant to Law No. 12,865/2013, which allowed the inclusion of additional disputed tax amounts in a tax amnesty and refinancing plan (the “2013 Tax Amnesty and Refinancing Program”) with the same characteristics of a 2009 tax refinancing program in which we had participated. Ambev included in the 2013 Tax Amnesty and Refinancing Program certain disputed tax amounts that had been previously litigated by Ambev and agreed to pay R$188.7 million (USD 81 million). In August 2014, Law No. 12,996/14 was issued, which allowed the inclusion of additional disputed tax amounts in a new Tax Amnesty and Refinancing Program (the “2014 Tax Amnesty and Refinancing Program”) and Ambev agreed to pay R$52.6 million (USD 20 million). In November 2014, Ambev paid the debts enrolled in the amnesty related to the 2013 Tax Amnesty and Refinancing Program, as well as the additional debts enrolled in the 2014 Tax Amnesty and Refinancing Program, in the amount of R$201 million (USD 76 million), which included R$83 million (USD 31 million) in cash, and R$119 million (USD 45 million) using tax losses of related companies. As of 31 December 2014, Ambev paid the total amounts due under both the 2013 and 2014 Tax Amnesty and Refinancing Programs.

Special Goodwill Reserve

In December 2011, Ambev received a tax assessment from the Brazilian federal tax authorities related to the goodwill amortization resulting from InBev Brasil’s merger with Ambev referred to under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ambev Special Goodwill Reserve.” In June 2012, Ambev filed an appeal against the unfavorable first-level administrative decision. In November 2014 the Lower Administrative Tax Court concluded the judgment. The decision was partly favorable. Ambev was notified in August 2015 and presented an appeal to the Upper House of the Administrative Tax Court. No ruling has yet been issued on that appeal. Ambev has not recorded any provisions for this matter and its management estimates possible losses in relation to this assessment to be approximately R$4.6 billion (USD 1.2 billion) as of 31 December 2015. In the event that Ambev is required to pay these amounts, we will reimburse Ambev the amount proportional to the benefit received by us pursuant to the merger protocol, as well as the related costs.

In October 2013, Ambev also received a tax assessment related to the goodwill amortization resulting from the merger of Beverage Associate Holding into Ambev. Ambev filed its defense in November 2013 and in November 2014 the Lower Administrative Tax Court published a decision unfavorable to Ambev. Ambev filed an appeal on 2 December 2014 and has been awaiting the decision of the Appeals Administrative Tax Court. Ambev management estimates the amount of possible losses in relation to this assessment to be approximately R$1.3 billion (USD 0.3 billion) as of 31 December 2015. Ambev has not recorded any provision in connection with this assessment.

Disallowance of Expenses and Deductibility of Losses

In December 2014, Ambev received a tax assessment from the Brazilian federal tax authorities related to disallowance of alleged non-deductible expenses and certain loss deductions mainly associated with financial investments and loans. Ambev’s defense was presented on 28 January 2015. Ambev management estimates the amount of possible losses in relation to this assessment to be approximately R$1.3 billion (USD 0.3 billion) as of 31 December 2015. Ambev has not recorded any provision in connection with this assessment.

In December 2015, Ambev also received a new tax assessment related to the same matter. Ambev management estimates the amount of possible losses in relation to this assessment to be approximately R$332 million (USD 85 million) as of 31 December 2015. Ambev has not recorded any provision in connection with this assessment.

Disallowance of Taxes Paid Abroad

During 2014 and the first quarter of 2015, Ambev received tax assessments from the Brazilian federal tax authorities related to the disallowance of deductions associated with alleged unproven taxes paid abroad, for which the decision from the Upper House of the Administrative Tax Court is still pending. Ambev management estimates the possible losses related to these assessments to be approximately R$1.9 billion (USD 0.5 billion) as of 31 December 2015. Ambev has not recorded any provision in connection therewith.

Labor Matters

Ambev is involved in more than 22,000 labor claims. Most of the labor claims facing Ambev relate to its Brazilian operations. In Brazil, it is not unusual for a large company to be named as a defendant in such a significant number of claims. As of 31 December 2015, Ambev has made provisions totaling R$180 million (USD 46 million) in connection with approximately a fifth of the above labor claims involving former and current employees and relating mainly to overtime, dismissals, severance, health and safety premiums, supplementary retirement benefits and other matters, all of which are awaiting judicial resolution and have probable chance of loss.

Civil Claims

As of 31 December 2015, Ambev was involved in more than 1,200 civil claims pending, including third-party distributors and product-related claims. Ambev has established provisions totaling R$32 million (USD 8 million) reflecting applicable adjustments, such as accrued interest, as of 31 December 2015 in connection with civil claims.

Subscription Warrants

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

Although the warrants expired without being exercised, the warrant holders claim that the strike price should be reduced to take into account the strike price of certain stock options granted by Ambev under its then-existing stock ownership program, as well as for the strike price of other warrants issued in 1993 by Brahma.

Ambev has knowledge of at least seven claims in which the plaintiffs argue that they would be entitled to those rights. Two of them were ruled favorably to Ambev by the appellate court of the State of São Paulo. A third one was settled. Of the four other claims, Ambev received a favorable ruling in one claim by a first level court in Rio de Janeiro, and the appellate court of the state of Rio de Janeiro ruled against Ambev in another three claims. Ambev has appealed to the Brazilian Superior Court of Justice with respect to the final decisions issued by the appellate court of the state of Rio de Janeiro. Such appeals are still pending judgment.

The warrant holders of both claims that were denied by the appellate court of the State of São Paulo have also appealed to the Superior Court of Justice. The Superior Court of Justice decided in favor of Ambev in both claims, although the decisions are subject to appeal. In the event the plaintiffs prevail in the above six pending proceedings, Ambev believes that the corresponding economic dilution for the existing shareholders would be the difference between the market value of the shares at the time they are issued and the value ultimately established in liquidation proceedings as being the subscription price pursuant to the exercise of the warrants. Ambev believes that the warrants which are the object of those six proceedings represented, on 31 December 2015, 172,831,574 common shares that would be issued at a value substantially below fair market value, should claimants ultimately prevail. The plaintiffs also claim they should receive past dividends related to these shares in the amount of R$648 million (USD 166 million) as of 31 December 2015.

Ambev believes, based on its management assessments, that its chances of receiving unfavorable final decisions in this matter are either possible or remote, and therefore it has not established a provision for this litigation in its audited consolidated financial statements. As these disputes are based on whether Ambev should receive as a subscription price a lower price than the price that it considers correct, a provision of amounts with respect to these proceedings would only be applicable with respect to legal fees and past dividends.

Antitrust Matters

Ambev had, in the past, a series of ongoing antitrust matters before the Conselho Administrativo de Defesa Economica (“CADE”) and Brazilian courts. However, in July 2015, Ambev settled its last material antitrust case, which dealt with its “Tô Contigo” customer loyalty program, which was discontinued several years ago. The controversy initiated in 2004 with an investigation conducted by the CADE and was being litigated in Brazilian federal court until its settlement in 2015. Pursuant to the terms of the in-court settlement, all legal actions against Ambev relating to this program have been terminated in exchange for Ambev’s payment of a R$229 million (USD 77 million) contribution in five installments. Ambev currently has no antitrust matters pending against it before Brazilian antitrust authorities and Brazilian courts.

Environmental Matters

Riachuelo

In 2004, an environmental complaint was initiated by certain neighbors residing in the Riachuelo Basin against the State of Argentina, the Province of Buenos Aires, the city of Buenos Aires and more than 40 corporate entities (including Cerveceria y Malteria Quilmes S.A.) with premises located in the Riachuelo Basin or that discharge their waste into the Riachuelo River. In this complaint, the Argentine Supreme Court of Justice ruled that the State of Argentina, the Province of Buenos Aires and the city of Buenos Aires remain primarily responsible for the remediation of the environment, and further resolved that the Riachuelo Basin Authority, an environmental authority created in 2006 pursuant to the Argentine Law No. 26, 168, would be responsible for the implementation of a Remediation Plan for the Riachuelo Basin. The Argentine Supreme Court of Justice has not yet decided on the issue of liability for environmental damages but has already decided that each party shall bear its own trial expenses.

Lawsuit Against the Brazilian Beer Industry

On 28 October 2008, the Brazilian Federal Prosecutor’s Office (Ministério Público Federal) filed a suit for damages against Ambev and two other brewing companies claiming total damages of approximately R$2.8 billion (USD 0.7 billion) (of which approximately R$2.1 billion (USD 0.5 billion) are claimed against Ambev). The public prosecutor alleges that: (i) alcohol causes serious damage to individual and public health, and that beer is the most consumed alcoholic beverage in Brazil; (ii) defendants have approximately 90% of the national beer market share and are responsible for heavy investments in advertising; and (iii) the advertising campaigns increase not only the market share of the defendants but also the total consumption of alcohol and, hence, cause damage to society and encourage underage consumption.

Shortly after the above lawsuit was filed, a consumer-protection association applied to be admitted as a joint-plaintiff. The association has made further requests in addition to the ones made by the Public Prosecutor, including the claim for “collective moral damages” in an amount to be ascertained by the court; however, it suggests that it should be equal to the initial request of R$2.8 billion (USD 0.7 billion) (therefore, it doubles the initial amount involved). The court has admitted the association as joint plaintiff and has agreed to hear the new claims. After the exchange of written submissions and documentary evidence, the parties expect the case to be ruled by the lower court judge in 2016. Ambev believes, based on management assessments, that its chances of loss are remote and, therefore, has not made any provision with respect to such claim.

Class Action Canada (Brewers Retail Inc. Litigation)

On 12 December 2014, a lawsuit was commenced in the Ontario Superior Court of Justice against the Liquor Control Board of Ontario, Brewers Retail Inc. (known as The Beer Store or “TBS”) and the owners of Brewers Retail Inc. (Molson Coors Canada, Sleeman Breweries Ltd. and Labatt Breweries of Canada LP). The lawsuit was brought in Canada pursuant to the Ontario Class Proceedings Act, and sought, among other things: (i) to obtain a declaration that the defendants conspired with each other to allocate markets for the supply of beer sold in Ontario since 1 June 2000; (ii) to obtain a declaration that Brewers Retail Inc. and the owners of Brewers Retail Inc. conspired to fix, increase and/or maintain prices charged to Ontario licensees (on-trade) for beer and the fees charged by TBS to other competitive brewers who wished to sell their products through TBS and (iii) damages for unjust enrichment. As part of this third allegation, the plaintiffs allege illegal trade practices by the owners of Brewers Retail Inc. They are seeking damages not exceeding CAD $1.4 (USD 1.0 billion), as well as, punitive, exemplary and aggravated damages of CAD $5 million (USD 4 million) and changes/repeals of the affected legislation. Ambev has not recorded any provision in connection therewith.

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

On 10 October 2012, another class action complaint was filed against Anheuser-Busch Companies, LLC, Anheuser-Busch Companies Pension Plan, Anheuser-Busch Companies Pension Plan Appeals Committee and the Anheuser-Busch Companies Pension Plan Administrative Committee by Brian Knowlton and several other former Busch Entertainment Corporation Employees. It was filed in Federal Court in the Southern District of California, and was amended on 12 October 2012. Like the other lawsuits, it claims that the employees of any divested assets were entitled to enhanced retirement benefits under section 19.11(f) of the Plan. However, it specifically excluded the divested Metal Container Corporation facilities that were included in the Adams class action. On 11 March 2013 the court consolidated the case with the Nancy Anderson case mentioned above. A consolidated complaint was filed on 19 April 2013. On 30 October 2013, the court dismissed Counts II and III, including the breach of fiduciary claims, but granted plaintiff leave to amend. On 19 November 2013, the plaintiff filed an amended Count III. We filed an Answer to amended Count III on 30 May 2014. On 16 May 2014, the court granted the plaintiff’s class certification motion on Count I, which certified a class of divested employees of Busch Entertainment Corporation. On 10 November 2014, the plaintiffs filed a Motion for Judgment on the Pleadings based on the decision by the Sixth Circuit Court of Appeals in the Adams case. On 8 July 2015, the court issued an order of partial judgement on the pleadings, holding that the employees of Busch Entertainment Corporation were entitled to enhanced retirement benefits under the Plan. The 8 July 2015 order, however, was not a final appealable order. On 21 August 2015, we filed a motion seeking entry of a final, appealable order as well as a stay pending appeal, both of which were granted on 9 October 2015. We subsequently appealed; that appeal remains pending. We believe that the total amount of enhanced pension benefit at issue in this case is approximately USD 66 million.

Tax Matters

In early 2014, Anheuser-Busch InBev Worldwide Inc., an indirectly wholly owned subsidiary of Anheuser-Busch InBev SA/NV, received a net proposed tax assessment from the U.S. Internal Revenue Service (“IRS”) of USD 306 million, predominately involving certain inter-company transactions related to tax returns for the years 2008 and 2009. In November 2015, the IRS issued an additional proposed tax assessment of USD 133 million for tax years 2010 and 2011. Anheuser-Busch InBev Worldwide Inc. has contested the proposed assessments for the 2008 to 2011 tax years with the IRS and intends to vigorously defend its position.

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

On 7 June 2013, in a transaction related to the combination with Grupo Modelo, Grupo Modelo completed the sale of its business in the 50 states of the United States, the District of Columbia and Guam to Constellation Brands, Inc. for approximately USD 4.75 billion, in aggregate, subject to post-closing adjustment of USD 558 million, which was paid by Constellation Brands, Inc. on 6 June 2014.

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

The table below summarizes the dividends paid by us in the most recent financial years.

Financial year	Number of our shares outstanding at end of relevant financial year	Gross amount of dividend per Share (in EUR)	Gross amount of dividend per Share (in USD)	Payment date(s)
2015	1,608,242,156	1.60	1.75	16 November 2015
2014	1,608,242,156	2.00	2.27	6 May 2015
2014	1,608,242,156	1.00	1.25	14 November 2014
2013	1,607,844,590	1.45	2.00	8 May 2014
2013	1,607,844,590	0.60	0.83	18 November 2013
2012	1,606,787,543	1.70	2.24	2 May 2013
2011	1,606,071,789	1.20	1.55	3 May 2012
2010	1,605,183,954	0.80	1.07	2 May 2011
2009	1,604,301,123	0.38	0.55	3 May 2010

B. SIGNIFICANT CHANGES

On 29 October 2015, an interim dividend of EUR 1.60 (USD 1.75) per share was approved by our board of directors. This interim dividend was paid out on 16 November 2015. On 24 February 2016, in addition to the interim dividend paid on 16 November 2015, a dividend of EUR 2.00 (USD 2.20) per share was proposed by our board of directors, reflecting a total dividend payment for the 2015 fiscal year of EUR 3.60 (USD 3.95) per share. If approved, this dividend will be payable from 3 May 2016.

In December 2015, the Argentine peso underwent a severe devaluation. In 2015, our Argentine operations represented 4.8% of our consolidated revenue and 5.4% of our EBITDA, as defined, for the year ended 31 December 2015. The 2015 Argentine full-year results were translated at an average rate of 9.10 Argentine pesos per U.S. dollar. The 2015 devaluation, and further devaluations in the future, if any, are expected to decrease our net assets in Argentina, with a balancing entry in our equity. The translation of results and cash flows of our Argentine operations are also expected to be impacted.

On 25 January 2016, our subsidiary ABIFI issued USD 46 billion aggregate principal amount of bonds guaranteed by us and certain other subsidiaries. The bonds comprise the following series:

Title of Securities	1.900% Notes due 2019	2.650% Notes due 2021	3.300% Notes due 2023	3.650% Notes due 2026	4.700% Notes due 2036	4.900% Notes due 2046	Floating Rate Notes due 2021
Aggregate principal amount sold:	USD 4 billion	USD 7.5 billion	USD 6 billion	USD 11 billion	USD 6 billion	USD 11 billion	USD 500 million

Maturity date:	1 February 2019	1 February 2021	1 February 2023	1 February 2026	1 February 2036	1 February 2046	1 February 2021

Public offering price:	99.729% of the principal	99.687% of the principal	99.621% of the principal	99.833% of the principal	99.166% of the principal	99.765% of the principal	100.00% of the principal

Interest payment dates:	Semi- annually on each 1 February and 1 August, commencing on 1 August 2016	Semi- annually on each 1 February and 1 August, commencing on 1 August 2016	Semi- annually on each 1 February and 1 August, commencing on 1 August 2016	Semi- annually on each 1 February and 1 August, commencing on 1 August 2016	Semi- annually on each 1 February and 1 August, commencing on 1 August 2016	Semi- annually on each 1 February and 1 August, commencing on 1 August 2016	Quarterly, on each 1 February, 1 May, 1 August and 1 November, commencing on 2 May 2016

Interest Rate:	1.900%	2.650%	3.300%	3.650%	4.700%	4.900%	Three- month LIBOR plus 126 bps

Optional Redemption:	Make-whole call at treasury rate plus 15 bps	Prior to 1 January 2021, make- whole call at treasury rate plus 20 bps; par call at any time thereafter	Prior to 1 December 2022, make- whole call at treasury rate plus 25 bps; par call at any time thereafter	Prior to 1 November 2025, make- whole call at treasury rate plus 25 bps; par call at any time thereafter	Prior to 1 August 2035, make- whole call at treasury rate plus 30 bps; par call at any time thereafter	Prior to 1 August 2045, make- whole call at treasury rate plus 35 bps; par call at any time thereafter	None

Substantially all of the net proceeds of the offering will be used to fund a portion of the purchase price for the acquisition of SABMiller and related transactions. The remainder of the net proceeds will be used for general corporate purposes.

The 2019 notes, the 2021 fixed and floating rate notes, the 2023 notes and the 2026 notes will be subject to a special mandatory redemption at a redemption price equal to 101% of the initial price of such notes, plus accrued and unpaid interest to, but not including, the special mandatory redemption date if the acquisition of SABMiller is not consummated on or prior to 11 November 2016 (which date is extendable at our option to 11 May 2017) or if, prior to such date, we announce the withdrawal or lapse of the acquisition of SABMiller and that we are no longer pursuing the acquisition of SABMiller.

On 27 January 2016, we cancelled USD 42.5 billion of commitments under the 2015 Senior Facilities Agreement following our debt capital market issuances announced on 13 January and 20 January 2016, in which we received approximately USD 47.0 billion of net proceeds. Following the receipt of the proceeds from the issuance announced on 13 January, we were required to cancel Cash/DCM Bridge Facility A and Cash/DCM Bridge Facility B in accordance with the mandatory prepayment provisions described above. In addition, we voluntarily cancelled USD 12.5 billion of Term Facility A, as permitted under the terms of the 2015 Senior Facilities Agreement. We intend to use the net proceeds from the MillerCoors divestiture and certain other future disposals to pay down and cancel the Disposals Bridge Facility in due course. See “Item 5. Operating and Financial Review—G. Liquidity and Capital Resources—Funding Sources” for further details on our debt capital markets issuances.

On 29 January 2016, we issued USD 1.47 billion aggregate principal amount of fixed rate notes due 2046. The fixed rate notes bear interest at an annual rate of 4.915%. Substantially all of the net proceeds of the offering are expected to be used to fund a portion of the purchase price for the acquisition of SABMiller and related transactions. The remainder of the net proceeds will be used for general corporate purposes.

On 10 February 2016, we announced that we had received a binding offer from Asahi to acquire SABMiller’s Peroni, Grolsch and Meantime brand families and their associated business (excluding certain rights in the U.S.). The offer values the Peroni, Grolsch, and Meantime brand families and associated businesses in Italy, the Netherlands and the UK and internationally at EUR 2,550 million on a debt free/cash free basis. The parties have commenced the relevant employee information and consultation processes, during which time we have agreed to a period of exclusivity with Asahi in respect of these brands and businesses. Asahi’s offer is conditional on the successful closing of the Transaction.

In addition, on 2 March 2016, we announced that we had entered into an agreement to sell SABMiller’s 49% interest in CR Snow to China Resources Beer (Holdings) Co. Ltd., which currently owns 51% of CR Snow. The agreement values SABMiller’s 49% stake in CR Snow at USD 1.6 billion. The sale is conditional on the successful closing of the Transaction and is subject to any applicable regulatory approvals in China.

ITEM 9.	THE OFFER AND LISTING

A. THE OFFER AND LISTING

Price History of Stock

Ordinary Shares Listed on Euronext Brussels

The table below shows the quoted high and low closing sales prices in euro on Euronext Brussels for our shares for the indicated periods.

	Per Share
	High	Low
	(in EUR)
Annual
2015	123.25	89.68
2014	94.80	69.55
2013	78.66	63.90
2012	69.94	46.35
2011	47.31	35.15

Quarterly
2015
Fourth Quarter	123.25	94.29
Third Quarter	118.80	91.28
Second Quarter	118.50	104.80
First Quarter	115.85	89.68

2014
Fourth Quarter	94.80	81.42
Third Quarter	89.15	79.26
Second Quarter	85.13	76.16
First Quarter	77.39	69.55

Monthly
2016
February	116.15	100.60
January	115.85	105.30
2015
December	121.45	110.40
November	123.25	108.55
October	108.70	94.29
September	100.65	93.55

ADSs Listed on NYSE

On 16 September 2009, we listed 1,608,663,943 ADSs on the NYSE, each of which represents one of our ordinary shares. The table below shows the quoted high and low closing sales prices in USD on NYSE for our shares for the indicated periods.

	Per Share
	High	Low
	(in USD)
Annual
2015	129.14	103.86
2014	116.99	94.17
2013	106.46	84.29
2012	90.27	58.92
2011	63.97	49.72

Quarterly
2015
Fourth Quarter	129.14	106.67
Third Quarter	128.51	103.86
Second Quarter	126.66	117.20
First Quarter	127.69	107.85
2014
Fourth Quarter	116.99	103.85
Third Quarter	115.65	106.79
Second Quarter	116.17	105.53
First Quarter	105.81	94.17

Monthly
2016
February	126.71	111.50
January	125.84	115.94
2015
December	128.90	122.48
November	129.14	118.10
October	119.33	106.67
September	115.43	103.86

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

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

We are incorporated under the laws of Belgium (register of legal entities number 0417.497.106), and our shares are listed on the regulated market of Euronext Brussels under the symbol “ABI.” We also have secondary listings of our shares on the Johannesburg Stock Exchange under the symbol “ANB” and on the Mexican Stock Exchange under the symbol “ABI.” The securities that we have listed on the NYSE are ADSs, each of which represents one of our shares. We listed 1,608,663,943 ADSs listed on the NYSE on 16 September 2009 (such number equal to the number of our shares plus the number of warrants on our shares outstanding as of 7 September 2009). For more information on our shares see “—B. Memorandum and Articles of Association and Other Share Information—Form and Transferability of Our Shares.” Our ADSs are described in greater detail under “Item 12. Description of Securities Other Than Equity Securities—D. American Depositary Shares.”

Euronext Brussels

Euronext Brussels is a subsidiary of Euronext N.V., a company organized under the laws of the Netherlands, and holds a national license as the stock exchange operator in Belgium. Euronext is the primary exchange in the Euro zone with more than 1,300 listed issuers worth more than €3.0 trillion in market capitalization as of the end of December 2015, an unmatched blue chip franchise consisting of 25 issuers in the EURO STOXX 50® benchmark and a strong diverse domestic and international client base. Euronext operates regulated and transparent equity and derivatives markets. Its total product offering includes Equities, Exchange Traded Funds, Warrants & Certificates, Bonds, Derivatives, Commodities and Indices. Euronext also leverages its expertise in running markets by providing technology and managed services to third parties.

Trading Platform and Market Structure. Cash trading on Euronext’s markets in Amsterdam, Brussels, Lisbon and Paris takes place via a single universal trading platform.

Cash trading on Euronext is governed both by a single harmonized rulebook for trading on each of Euronext’s markets and by non-harmonized Euronext Rulebooks containing a few local exchange-specific rules. Euronext’s trading rules provide for an order-driven market using an open electronic central order book for each traded security, various order types and automatic order matching and a guarantee of full anonymity both for orders and trades.

Trading Members. The majority of Euronext’s cash trading members are brokers and dealers based in Euronext’s marketplaces, but also include members in other parts of Europe, most notably the United Kingdom and Germany.

Clearing and Settlement. Clearing and settlement of trades executed on Euronext in Europe are handled by LCH.Clearnet (for central counterparty clearing), and independent entities that provide services to Euronext pursuant to contractual agreement. Euroclear is taking care of the settlement part of the transactions.

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

B. MEMORANDUM AND ARTICLES OF ASSOCIATION AND OTHER SHARE INFORMATION

A copy of our articles of association dated 29 April 2015 has been filed as Exhibit 99.1 to Form 6-K filed by Anheuser-Busch InBev SA/NV on 6 May 2015.

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

•

To acquire and manage investments, shares and interests in companies or undertakings having objects similar or related to, or likely to promote the attainment of, any of the foregoing objects, and in financing companies; to finance such companies or undertakings by means of loans, guarantees or in any other manner whatsoever; and to take part in the management of the aforesaid companies through membership of our Board of Directors or the like governing body; and

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

On 1 January 2008, bearer shares booked into a securities account were automatically converted into dematerialized shares. As from 1 January 2008, bearer shares not yet booked into a securities account have been automatically converted into dematerialized shares as from the time they were booked into a securities account.

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

In the event that the conversion of the bearer shares has not been requested by the above date, the shares have been automatically converted into dematerialized shares and recorded in our name, with all rights attached to such shares being suspended until their proven owner comes forward and requests that such shares be recorded in his own name. According to the Belgian Law of 14 December 2005, the shares whose owner remained unknown to us were offered for sale by us on the Euronext Brussels stock exchange on 2 November 2015, in accordance with the modalities provided by the law. We have deposited the proceeds of the sale with the Belgian Caisse des Dépôts et Donsignations/Deposito-en Consignatiekas, where such proceeds may be claimed by their beneficiaries, subject to certain administrative fines to be paid by the claimants.

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

The Board approved and we conducted a successful share buyback program in relation to our various share delivery commitments under the stock ownership plan, in which 8,200,090 ordinary shares were repurchased for a total consideration of approximately USD 1 billion. The program was executed pursuant to the powers granted at the General Meeting of Shareholders on 30 April 2014.

See “Item 16E. Purchases of Equity Securities by the Issuer” for details of our recent share repurchase programs.

Description of the Rights and Benefits Attached to Our Shares

Right to Attend and Vote at Our Shareholders’ Meeting

Annual Shareholders’ Meeting

Our annual shareholders’ meeting shall be held on the last Wednesday of April of each year, at 11:00 am, or at any other time, in one of the municipalities (communes/gemeenten) of the Region of Brussels, in Leuven or in Liège, at the place mentioned in the notice. If this date is a legal holiday, the meeting is held on the next business day (excluding Saturday) at the same time. Our annual shareholders’ meeting in 2016 is scheduled to be held on 27 April 2016.

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

Any shareholder may attend our shareholders’ meetings in person or be represented by a proxy, who need not be a shareholder. All proxies must be in writing in accordance with the form prescribed by us and must be received by us no later than the sixth calendar day preceding the day of the meeting.

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

Our extraordinary shareholders’ meeting of 25 April 2006 approved an amendment to our articles of association. As a consequence, the following matters are now within the exclusive jurisdiction of our shareholders’ meetings and shall be adopted by the approval of at least 75% of the shares attending or represented at the meeting, regardless of the number of shares attending or represented:

•	Any decision to apply for the delisting of our securities from any stock market; and

•	Any acquisition or disposal of assets by us for an amount exceeding one-third of our consolidated total assets as reported in our most recent audited financial statements.

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

•

The ratification of any transaction of ours or one of our direct or indirect subsidiaries with a controlling shareholder of us or with a legal or natural person affiliated to or associated with such controlling shareholder within the meaning of Articles 11 and 12 of the Belgian Companies Code, it being understood that, for the purposes of this provision of the articles of association, our direct or indirect subsidiaries are not considered as affiliated to or associated with our controlling shareholders; and

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

In accordance with Article 74 of the Takeover Law, our controlling shareholder (the Stichting) and the six entities acting in concert with it within the meaning of Articles 3, §1, 5° or 3, §2 of the Belgian Law of 1 April 2007 on public takeover bids (as set out in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Shareholding Structure”) have filed with us and the FSMA the disclosures set forth by the Takeover Law and are, therefore, exempt from the obligation to launch a takeover bid on our shares and other securities giving access to voting rights.

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

Material Contracts Related to the Acquisition of SABMiller

2015 Senior Facilities Agreement

On 28 October 2015, we entered into a USD 75.0 billion Senior Facilities Agreement with a syndicate of banks in connection with the Transaction. The 2015 Senior Facilities Agreement made the following five facilities available to us and our wholly owned subsidiaries, subject to certain conditions: (i) “Cash/DCM Bridge Facility A”, a 364-day bridge facility for up to USD 15.0 billion principal amount available; (ii) “Cash/DCM Bridge Facility B”, a 364-day bridge facility, with an option to extend for an additional 12 months, for up to USD 15.0 billion principal amount available; (iii) “Disposals Bridge Facility”, a 364-day bridge facility for up to USD 10.0 billion principal amount available; (iv) “Term Facility A”, a two-year term facility, with an option to extend for an additional 12 months, for up to USD 25.0 billion principal amount available; and (v) “Term Facility B”, a five-year term facility for up to USD 10.0 billion principal amount available. The facilities are to be drawn in USD, except that a portion of each facility may be drawn in euro at our option. The 2015 Senior Facilities Agreement is filed as Exhibit 4.5 to this Form 20-F.

On 27 January 2016, we cancelled USD 42.5 billion of commitments under the 2015 Senior Facilities Agreement following our debt capital market issuances announced on 13 January and 20 January 2016, in which we received approximately USD 47.0 billion of net proceeds. Following the receipt of the proceeds from the issuance announced on 13 January, we were required to cancel Cash/DCM Bridge Facility A and Cash/DCM Bridge Facility B in accordance with the mandatory cancellation and prepayment provisions described below. In addition, we voluntarily cancelled USD 12.5 billion of Term Facility A, as permitted under the terms of the 2015 Senior Facilities Agreement. We intend to use the net proceeds from the MillerCoors divestiture and certain other future disposals to pay down and cancel the Disposals Bridge Facility in due course. See “Item 5. Operating and Financial Review—G. Liquidity and Capital Resources—Funding Sources” for further details on our debt capital markets issuances.

Each outstanding facility is available to be drawn until the earlier of (i) 28 October 2016, subject to an extension up to 28 April 2017, at our option, and (ii) two months after the settlement date of our proposed offer to be made to acquire all of the shares in Newbelco, as described below under “—Co-operation Agreement.” For so long as the facilities are available to be drawn, the commitments under those facilities will be certain funds, subject to certain customary limitations. As of 31 December 2015, the facilities available under the 2015 Senior Facilities Agreement remained undrawn.

The 2015 Senior Facilities Agreement contains customary representations, covenants and events of default. Among other things and subject to certain thresholds and limitations, an event of default is triggered if any of our or our subsidiaries’ financial indebtedness is accelerated following an event of default. Our obligations as borrower under the 2015 Senior Facilities Agreement will be jointly and severally guaranteed by us (in the event an additional borrower is added at a later date), Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch Companies, LLC, Anheuser-Busch InBev Finance Inc., Brandbrew S.A., Brandbev S.à.R.L. and Cobrew SA/NV. Within six months of the settlement of the Transaction, to the extent such entities remain obligors under SABMiller’s (as defined herein) existing publicly held debt securities (and subject to certain other conditions, including the absence of financial assistance, general statutory limitations, corporate benefit considerations, the absence of fraudulent preference or similar principles that may affect the ability of entities to provide a guarantee), SABMiller and certain of its key subsidiaries are required to accede as guarantors to the 2015 Senior Facilities Agreement.

All proceeds from the drawdown under the 2015 Senior Facilities Agreement must be applied to finance the cash consideration payable pursuant to our proposed offer for all Newbelco shares and, following the settlement date of the proposed offer, for financing fees, costs and expenses incurred in connection with the Transaction and the refinancing of any existing SABMiller Group indebtedness.

The availability of funds under the 2015 Senior Facilities Agreement is subject to the satisfaction of customary conditions precedent. In addition to these conditions, the utilizations under the 2015 Senior Facilities Agreement also require that no default is continuing or would result from the proposed utilizations and that certain representations made by the borrower and each guarantor remain true in all material respects.

The interest rates applicable under the 2015 Senior Facilities Agreement are equal to LIBOR (or EURIBOR, for euro-denominated loans) plus the applicable margin on each facility, based on ratings assigned by rating agencies to our long-term debt. For Cash/DCM Bridge Facility A and Cash/DCM Bridge Facility B, the margin ranges between 0.85% per annum and 1.30% per annum, which margin will increase in fixed increments of 0.20% per annum from the date falling three months after the settlement date of our proposed offer for all Newbelco shares and on the last day of each three-month period thereafter. For the Disposals Bridge Facility, the margin ranges between 0.85% per annum and 1.30% per annum. For Term Facility A, the margin ranges between 0.90% per annum and 1.35% per annum. For Term Facility B, the margin ranges between 1.00% per annum and 1.45% per annum, which margin will increase in fixed increments of 0.0625% per annum from the date falling thirty-six months after the settlement date of our proposed offer for all Newbelco shares and on the last day of each three-month period thereafter. Based on our ratings as of 31 December 2015, the applicable margins for each facility were: (i) for Cash/DCM Bridge Facility A, Cash/DCM Bridge Facility B and the Disposals Bridge Facility, 0.95% per annum; (ii) for Term Facility A, 1.025% per annum and (iii) for Term Facility B, 1.150% per annum. Customary ticking fees are payable on any undrawn but available funds under the facilities.

Mandatory prepayments are not required to be made under the 2015 Senior Facilities Agreement, except in certain limited circumstances, including (i) for Cash/DCM Bridge Facility A, Cash/DCM Bridge Facility B and the Disposals Bridge Facility, an amount equal to (a) the net proceeds of any disposal made by SABMiller or its subsidiaries or us or our subsidiaries and (b) 80% of the net proceeds received by us or our subsidiaries from funds raised in the public international debt capital markets, in each case subject to certain exceptions, and (ii) for all facilities, where a person or a group of persons acting in concert (other than our controlling shareholder, the Stichting or any of its certificate holders or any persons or group of persons acting in concert with such persons) acquires control of us.

Under the terms of the 2015 Senior Facilities Agreement, once borrowed, prepayments of the facilities are applied as follows:

•

Voluntary prepayments will be applied first to prepayment of the Disposals Bridge Facility until it is repaid in full and cancelled, then to the Cash/DCM Bridge Facility A until it is repaid in full and cancelled, then to the Cash/DCM Bridge Facility B until it is repaid in full and cancelled, then to Term Facility A until it repaid in full and cancelled and finally to Term Facility B until it is repaid in full and cancelled.

•

The net cash proceeds from disposals (subject to certain exceptions) will be applied first to prepayment of the Disposals Bridge Facility until it is repaid in full and cancelled, then to the Cash/DCM Bridge Facility A until it is repaid in full and cancelled and finally to the Cash/DCM Bridge Facility B until it is repaid in full and cancelled.

•

80% of the net cash proceeds from funds raised in any public or private loan or debt capital markets offerings will (subject to certain exceptions) be applied first to prepayment of Cash/DCM Bridge Facility A until it is repaid in full and cancelled, then to Cash/DCM Bridge Facility B until it is repaid in full and cancelled. On 27 January 2016, we cancelled the commitments under the Cash/DCM Bridge Facility A and the Cash/DCM Bridge Facility B.

Co-operation Agreement

On 11 November 2015, we entered into a Co-operation Agreement with SABMiller, pursuant to which we have agreed to use our best efforts to secure the regulatory clearances and authorizations necessary to satisfy the pre-conditions and regulatory conditions to the Transaction as set out in the Rule 2.7 Announcement released by us and SABMiller on 11 November 2015 (which has been filed as Exhibit 15.3 to this Form 20-F). The Co-operation Agreement has been filed as Exhibit 4.26 to this Form 20-F.

We and SABMiller have agreed to certain undertakings to co-operate and provide each other with reasonable information, assistance and access in relation to the filings, submissions and notifications to be made in relation to such regulatory clearances and authorizations. We and SABMiller have also agreed to provide each other with reasonable information, assistance and access for the preparation of the key shareholder documentation and in relation to the obtaining of any other official authorization or regulatory clearance required in relation to the implementation of the Transaction.

By way of compensation for any loss suffered by SABMiller or its shareholders on the occurrence of the below events, we have agreed to pay to SABMiller a USD 3.0 billion break payment if:

•	key AB InBev shareholder resolutions are not passed by a specified date;

•

at or before the start of the general meeting to be convened in connection with the Transaction, our board withdraws its recommendation to our shareholders to vote in favor of the key shareholder resolutions and SABMiller confirms that it no longer intends to proceed with the Transaction (and the UK Panel on Takeovers and Mergers (the “UK Panel”) and the Belgian Financial Services and Markets Authority (“BFSMA”), if applicable, confirm that we are no longer required to proceed with the Transaction); or

•

any pre-condition or regulatory condition to the Transaction (as set out in the Rule 2.7 Announcement) has not been satisfied or waived by 11:59 pm on the date which is 14 days prior to the long stop date (11 May 2017, unless extended by us and SABMiller), or we invoke (and are permitted by the UK Panel) any pre-condition or regulatory condition prior to the agreed long stop date.

We have the right to terminate the Co-operation Agreement (and the break payment shall not be payable) in certain circumstances as set out in the Rule 2.7 Announcement, including, but not limited to, if the SABMiller board withdraws or modifies its recommendation in respect of the Transaction; SABMiller announces that it will not (i) convene the meeting(s) of the relevant SABMiller shareholders to consider, and if thought fit, approve the proposed scheme of arrangement between SABMiller and the relevant SABMiller shareholders to implement the acquisition of SABMiller by Newbelco (the “UK Scheme”), (ii) convene the general meeting of SABMiller shareholders to approve, implement and effect the Transaction or (iii) post the UK Scheme shareholder document, which incorporates the notice of the general meeting of SABMiller shareholders (or an equivalent document, should the Transaction be implemented by an alternative structure); the meeting(s) of the relevant SABMiller Shareholders in relation to the UK Scheme, the general meeting of Newbelco shareholders to consider certain resolutions to approve, implement and effect the Transaction and/or the hearing of the High Court of Justice in England and Wales to sanction the UK Scheme are not held by the specified dates; a pre-condition or condition to the acquisition (as set out in the Rule 2.7 Announcement) is not satisfied or waived or has become incapable of satisfaction or waiver by an agreed long stop date; certain shareholder (and in the case of Newbelco, board of director) resolutions of SABMiller and Newbelco to approve, implement and effect the Transaction are not passed; a competing proposal is recommended by the relevant SABMiller directors or completes; if the implementation of the acquisition is, with the permission of the UK Panel and, where applicable, the BFSMA, withdrawn or lapses in accordance with its terms prior to the agreed long stop date (other than where: (a) such withdrawal or lapse is as a result of the exercise of our right (with the consent of the UK Panel) to effect a change in the implementation of the Transaction from a UK Scheme to an alternative structure or, subject to applicable law and regulation, to otherwise change the proposed structure of the Transaction; or (b) it is otherwise to be followed within five Business Days by an announcement under Rule 2.7 of the City Code on Takeovers and Mergers made by us or a person acting in concert with us to implement the Transaction by a different offer or scheme on substantially the same or improved terms); or if completion of the Transaction has not occurred by the agreed long stop date. The Co-operation Agreement will also terminate upon notice by either party on the occurrence of an event triggering a break payment, as described above.

We and SABMiller have agreed to work together in good faith to develop a proposal in relation to SABMiller’s Zenzele Broad-Based Black Economic Empowerment scheme (the “Zenzele Scheme”) as soon as reasonably practicable following the date of the Co-operation Agreement.

The SABMiller board and our board recognize the importance of retaining the necessary skills and experience within the SABMiller business in the period to completion of the Transaction (expected to be in the second half of 2016) and beyond. We and SABMiller have therefore agreed in the Co-operation Agreement to certain retention and other arrangements for SABMiller employees (excluding executive directors). The Co-operation Agreement also contains provisions in relation to certain SABMiller employee share plans.

Tax Matters Agreement

On 11 November 2015, we entered into a Tax Matters Agreement with Altria Group Inc. (“Altria”), pursuant to which we (and, after completion of the Transaction, Newbelco) will provide assistance and co-operation to, and will give certain representations and undertakings to, Altria in relation to certain matters that are relevant to Altria under U.S. tax legislation, including the structure and implementation of the Transaction. If certain of these representations or undertakings are breached, including, potentially, because the structure of the Transaction is required to be amended, we (and, after the completion of the Transaction, Newbelco) may be required to indemnify Altria for certain tax costs it may incur in relation to the Transaction. The Tax Matters Agreement provides that, upon closing of the Transaction, the existing tax matters agreement that was in place between Altria and SABMiller will be terminated. The Tax Matters Agreement has been filed as Exhibit 4.27 to this Form 20-F.

Altria Irrevocable

On 11 November 2015, we entered into an irrevocable undertaking with Altria (the “Altria Irrevocable”), pursuant to which Altria has irrevocably undertaken to vote in favor of the Transaction and to elect for the Partial Share Alternative in respect of its entire beneficial holding of SABMiller shares.

Under the Altria Irrevocable, Altria is permitted to pledge its holding of SABMiller shares in the period to completion of the Transaction provided that the relevant pledgee (meaning, the beneficiary of the pledge) provides an undertaking in favor of AB InBev which provides, in all material respects, equivalent undertakings to AB InBev as those undertakings set out in the Altria Irrevocable (or such other form as we may agree). We have given our prior consent to Altria to certain pledges, such consent being binding on Newbelco.

The Altria Irrevocable will remain binding if a higher competing offer for SABMiller is made but will cease to be binding in, among others, the following circumstances:

•	eighteen months from the date of the Altria Irrevocable (or such later date as may be agreed by Altria);

•	on the date on which the Transaction is withdrawn or lapses in accordance with its terms;

•

if the shareholders or board of directors’ resolution of Newbelco to adopt new articles of association of Newbelco with effect from closing of the Belgian offer (a voluntary cash takeover offer made by AB InBev pursuant to the Belgian Law of 1 April 2007 on takeover bids and the Belgian Royal Decree of 27 April 2007 on takeover bids for all of the shares of Newbelco to be issued to the shareholders of SABMiller as a result of the UK Scheme, the “Belgian Offer”) is not passed or is revoked prior to the UK Scheme becoming effective;

•

if there is an increase in the cash consideration being paid in connection with the Transaction and Altria has not given its consent to such increase in circumstances where the cash element of the partial share alternative (the cash consideration in an amount of GBP 3.7788 in respect of each SABMiller ordinary share and/or SABMiller ADS it owns as well as 0.483969 restricted shares in Newbelco, the “Partial Share Alternative”) is not increased by an equal (or greater) amount;

•	fourteen days following the date of the successful implementation of the Transaction in accordance with its terms;

•	other than with the consent of Altria, if there is a switch from the UK Scheme to a UK takeover offer;

•

other than with the consent of Altria, if (i) changes are made to the proposed structure of the Transaction (as is set out by the Rule 2.7 Announcement) or (ii) we agree to permit or in any way facilitate any action by SABMiller that would constitute “frustrating action” under Rule 21.1 of the UK City Code on Takeovers and Mergers with respect to the Transaction, in each case which would be reasonably expected to have certain material adverse effects on Altria or

•

other than with the consent of Altria, if we fail to deliver six business days prior to the meeting of the relevant SABMiller shareholders in relation to the UK Scheme and the SABMiller general meeting, the certification we are required to deliver on such date pursuant to the Tax Matters Agreement.

In the event that the Altria Irrevocable ceases to be binding in accordance with the last two bullets above, Altria is required to vote against the SABMiller shareholder resolutions proposed at the meeting of the relevant SABMiller shareholders in connection with the UK Scheme and the SABMiller general meeting in respect of its entire beneficial holding of SABMiller shares respectively. As a result of Altria’s holding of SABMiller shares, this requirement would be expected to result in the UK Scheme lapsing. The Altria Irrevocable has been filed as Exhibit 4.29 to this Form 20-F.

BEVCO Irrevocable

On 11 November 2015, we entered into an irrevocable undertaking with BEVCO Ltd. (“BEVCO”, and such irrevocable undertaking, the “BEVCO Irrevocable”), pursuant to which BEVCO has irrevocably undertaken to vote in favor of the Transaction and to elect for the Partial Share Alternative in respect of its entire beneficial holding of SABMiller shares.

BEVCO has 83,288,000 SABMiller shares pledged as at the date of the BEVCO Irrevocable. BEVCO is permitted to pledge additional SABMiller shares in the period to completion of the Transaction provided that the relevant pledgee provides an undertaking in favor of AB InBev which provides, in all material respects, equivalent undertakings to AB InBev as those undertakings set out in the BEVCO Irrevocable (or such other form as we may agree). We have given our prior consent to BEVCO to certain pledges, such consent being binding on Newbelco.

The BEVCO Irrevocable will remain binding if a higher competing offer for SABMiller is made but will cease to be binding in, among others, the following circumstances:

•	in respect of the SABMiller shares pledged as of the date of the BEVCO Irrevocable, in the event of a foreclosure event;

•	eighteen months from the date of the BEVCO Irrevocable (or such later date as may be agreed by BEVCO);

•	on the date on which the Transaction is withdrawn or lapses in accordance with its terms; or

•

if the Altria Irrevocable lapses in accordance with its terms or is varied or waived such that (in aggregate) there are commitments in force from or on behalf of holders of SABMiller shares (excluding BEVCO’s holding of SABMiller shares) to elect for the Partial Share Alternative in respect of less than 400 million SABMiller shares;

•	other than with the consent of BEVCO, if there is a switch from the UK Scheme to a UK takeover offer; or

•	other than with the consent of BEVCO, if changes are made to the proposed structure which would be reasonably expected to have certain material adverse effects on BEVCO.

The BEVCO Irrevocable has been filed as Exhibit 4.30 to this Form 20-F.

AB InBev Shareholder Irrevocables

On 11 November 2015, we and SABMiller received irrevocable undertakings from each of the Stichting, EPS Participations S.à.R.L. and BRC S.à.R.L., who as at 10 November 2015 collectively held the voting rights in respect of approximately 51.8% of the issued share capital of AB InBev, to vote in favor of certain AB InBev shareholder resolutions to approve, implement and effect the Transaction at the AB InBev general meeting to be convened in connection with the Transaction. The irrevocable undertakings from EPS Participations S.à.R.L. and BRC S.à.R.L. do not prevent them from disposing of their voting rights in us. As at 10 November 2015, EPS Participations S.à.R.L. and BRC S.à.R.L. collectively held the voting rights in respect of approximately 10.5% of our issued share capital. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Shareholding Structure” for further details on the shareholdings of the Stichting, EPS Participations S.à.R.L. and BRC S.à.R.L.

These irrevocable undertakings remain binding if a higher competing offer for SABMiller is made, but cease to be binding: (a) eighteen months from the date of the Rule 2.7 Announcement (or such later date as may be agreed by the Stichting, EPS Participations S.à.R.L. or BRC S.à.R.L. (as applicable)); (b) on the date on which the Transaction is withdrawn or lapses in accordance with its terms; (c) fourteen days following the date of the successful implementation of the Transaction in accordance with its terms or (d) if certain shareholder or board of directors resolutions of Newbelco to adopt the new articles of association of Newbelco or appoint the new board of directors of Newbelco, in each case with effect from the closing of the Belgian Offer, are not passed, or if such Newbelco resolutions above are revoked prior to the UK Scheme becoming effective. The AB InBev Shareholder Irrevocables have been filed as Exhibits 4.29 through 4.33 to this Form 20-F.

Molson Coors Purchase Agreement

On 11 November 2015, Molson Coors Brewing Company (“Molson Coors”) entered into a purchase agreement (the “Molson Coors Purchase Agreement”) with us pursuant to which Molson Coors will acquire all of SABMiller’s interest in MillerCoors LLC, a joint venture between SABMiller and Molson Coors (“MillerCoors”), and certain assets (including trademarks, other intellectual property, contracts, inventory and other assets) related to SABMiller’s portfolio of Miller brands outside the U.S. for an aggregate purchase price of USD 12.0 billion in cash, subject to certain adjustments as described in the Molson Coors Purchase Agreement. Following the closing of the MillerCoors divestiture, Molson Coors will directly or indirectly own 100% of the outstanding equity interests of MillerCoors.

The completion of the MillerCoors divestiture is subject to the following closing conditions:

•	the absence of any applicable and material law or government order prohibiting the consummation of the MillerCoors divestiture or making the divestiture illegal; and

•	the closing of the Transaction.

We and Molson Coors have agreed to use reasonable best efforts to consummate and make effective the MillerCoors divestiture, including with respect to obtaining regulatory consents and approvals as described in the Molson Coors Purchase Agreement. Our obligation to use such efforts is subject to the limitations set forth in the Co-operation Agreement, and Molson Coors’ obligation to agree to divestitures or other remedies to obtain regulatory consents and approvals is subject to certain limitations set forth in the Molson Coors Purchase Agreement.

Molson Coors has arranged committed debt financing to fund its acquisition of SABMiller’s interest in MillerCoors and the related fees and expenses. Pursuant to the Molson Coors Purchase Agreement, Molson Coors has agreed to customary covenants to obtain its financing, and we have agreed to use our reasonable best efforts to cause SABMiller to provide reasonable co-operation with Molson Coors in Molson Coors’ efforts to obtain its financing. There is no financing condition to the MillerCoors divestiture.

The Molson Coors Purchase Agreement may be terminated by the mutual written consent of Molson Coors and AB InBev or by either party if the Transaction has not closed before 11 November 2016, subject to an automatic extension for six months if all regulatory approvals necessary to consummate the MillerCoors divestiture and the Transaction have not been obtained. The Molson Coors Purchase Agreement will automatically terminate if the Transaction has been withdrawn or has lapsed, except for certain withdrawals or lapses in connection with a change in the structure of the Transaction. In the event that the Molson Coors Purchase Agreement is terminated as a result of the Transaction having been withdrawn or lapsed as described in the Molson Coors Purchase Agreement, we have agreed to reimburse Molson Coors for certain out-of-pocket expenses incurred in connection with the MillerCoors divestiture.

Under certain conditions, Molson Coors may terminate its purchase of assets related to SABMiller’s portfolio of Miller brands outside the U.S., and such termination would not impact the sale of SABMiller’s interest in MillerCoors.

We have agreed to indemnify Molson Coors for losses arising out of: (i) certain breaches of representations, warranties, covenants and agreements of AB InBev contained in the Molson Coors Purchase Agreement; (ii) all liabilities of AB InBev, SABMiller and any of their respective affiliates that are not expressly assumed by Molson Coors in the MillerCoors divestiture; and (iii) certain other liabilities (including in connection with actions required to be taken by Molson Coors to obtain necessary regulatory consents and approvals). Our indemnification obligations arising from breaches of our representations and warranties in the Molson Coors Purchase Agreement survive for twenty-four months after closing of the MillerCoors divestiture and are subject to a USD 5 million deductible and a USD 750 million cap.

We have agreed to provide certain transition services to Molson Coors, including producing certain Miller branded products in specified countries outside the U.S. for three years, and to provide certain other transition services for one year following the closing of the MillerCoors divestiture. We have also agreed to enter into amendments to certain existing agreements between SABMiller and its affiliates and MillerCoors in respect of the license and/or supply of certain brands owned by SABMiller and distributed by MillerCoors in the U.S. and Puerto Rico, including granting perpetual licenses to such brands to MillerCoors and committing to supply product to MillerCoors under those brands for three years (plus two one-year extensions at Molson Coors’ election).

The Molson Coors Purchase Agreement also contains other customary representations, warranties and covenants by each party that are subject, in some cases, to specified exceptions and qualifications contained in the Molson Coors Purchase Agreement. The Molson Coors Purchase Agreement has been filed as Exhibit 4.28 to this Form 20-F.

Revolving Facility

On 26 February 2010, we entered into USD 17.2 billion of senior credit agreements, comprising a USD 13 billion senior facilities agreement (the “2010 Senior Facilities Agreement”) with a syndicate of 13 banks, and two term facilities totaling USD 4.2 billion, enabling us to fully refinance a previous senior facilities agreement related to our Anheuser-Busch merger in 2008. These facilities extended our debt maturities while building additional liquidity, thus enhancing our credit profile as evidenced by the improved terms under the facilities, which do not include financial covenants or mandatory prepayment provisions (except in the context of a change in control). The two term facilities totaling USD 4.2 billion were cancelled on 31 March 2010 before being drawn.

The 2010 Senior Facilities Agreement made the following two senior facilities available to us and our subsidiary, Anheuser-Busch InBev Worldwide Inc.: (i) the term facility, a three-year term loan facility for up to USD 5.0 billion principal amount available to be drawn in USD, and (ii) the “Revolving Facility,” a five-year multi-currency revolving credit facility for up to USD 8.0 billion principal amount, which is also available to Cobrew NV and Brandbrew S.A. The 2010 Senior Facilities Agreement is filed as Exhibit 4.2 to our Annual Report on Form 20-F for the fiscal year ended 31 December 2009 filed with the SEC on 15 April 2010.

The Revolving Facility contains customary representations and warranties, covenants and events of default. Among other things, an event of default is triggered if either a default or an event of default occurs under any of our or our subsidiaries’ financial indebtedness. The obligations of the borrowers under the 2010 Senior Facilities Agreement are jointly and severally guaranteed by the other borrowers, Anheuser-Busch InBev Finance Inc., Anheuser-Busch Companies, LLC and Brandbev S.à.R.L.

Mandatory prepayments are required to be made under the 2010 Senior Facilities Agreement in circumstances where a person or a group of persons acting in concert (other than our controlling shareholder, the Stichting or any of its certificate holders or any persons or group of persons acting in concert with such persons) acquires control of us, in which case individual lenders are accorded rights to require prepayment in full of their respective portions of the outstanding utilizations.

Effective 25 July 2011, we amended the Revolving Facility under the 2010 Senior Facilities Agreement. The termination date of the Revolving Facility was amended to 25 July 2016. On 5 July 2011, in connection with the amendment, we fully prepaid and terminated the term facility under the 2010 Senior Facilities Agreement. The amendment to the Revolving Facility is incorporated by reference as Exhibit 4.2 to this Form 20-F. Effective 20 August 2013, we amended the terms of the USD 8.0 billion five-year Revolving Facility extending the provision of USD 7.2 billion to a revised maturity of July 2018. The amendment to the Revolving Facility is incorporated by reference as Exhibit 4.3 to this Form 20-F. Effective 28 August 2015, we amended the terms of our Revolving Facility to increase the total commitment to USD 9.0 billion and to extend the maturity to August 2020. The amendment to the Revolving Facility is filed as Exhibit 4.4 to this Form 20-F.

We borrow under the Revolving Facility at an interest rate equal to LIBOR (or EURIBOR for euro-denominated loans) plus a margin of 0.20% per annum based upon the ratings assigned by rating agencies to our long-term debt as of the date of this report. These margins may change to the extent that the ratings assigned to our long-term debt are modified, ranging between 0.175% per annum and 0.70% per annum. A commitment fee of 35% of the applicable margin is applied to any undrawn but available funds under the Revolving Facility. A utilization fee of up to 0.3% per annum is payable, dependent on the amount drawn under the Revolving Facility.

As of 31 December 2015, the Revolving Facility had been fully repaid and remained undrawn, with USD 9.0 billion remaining available to be drawn.

Grupo Modelo Transaction Agreement

On 28 June 2012, we, Anheuser-Busch International Holdings, Inc., a Delaware corporation and predecessor of Anheuser-Busch International Holdings, LLC (“ABI Holdings”), Anheuser-Busch México Holding, S. de R.L. de C.V., a Mexican corporation (“ABI Sub”) and Grupo Modelo and Diblo, S.A. de C.V. (“Diblo”), then a subsidiary of Grupo Modelo, entered into a Transaction Agreement (the “Transaction Agreement”).

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

Crown Imports Membership Interest Purchase Agreement and Brewery Sale and Purchase Agreement

In a sale related to the completion of the combination with Grupo Modelo, we, Grupo Modelo and Constellation Brands, Inc. announced on 29 June 2012 that Grupo Modelo would sell its existing 50% stake in Crown Imports, the joint venture that imports and markets Grupo Modelo’s brands in the 50 states of the United States, the District of Columbia and Guam, to Constellation Brands, Inc. for USD 1.85 billion, giving Constellation Brands, Inc. 100% ownership and control of Crown Imports.

Thereafter, on 14 February 2013, we, Grupo Modelo and Constellation Brands, Inc. announced a revised agreement that establishes Crown Imports as a fully owned entity of Constellation Brands, Inc., and provides Constellation Brands, Inc. with independent brewing operations, Grupo Modelo’s full profit stream from all sales in the 50 states of the United States, the District of Columbia and Guam, and rights in perpetuity to certain of Grupo Modelo’s brands in the United States. In addition, on 14 February 2013, we entered into an agreement to sell Compañía Cervecera de Coahuila, Grupo Modelo’s state-of-the-art brewery in Piedras Negras, Mexico, and grant perpetual brand licenses to Constellation Brands, Inc. for USD 2.9 billion, subject to a post-closing adjustment. Upon closing, we and Constellation Brands, Inc. also entered into a three-year transition services agreement to ensure the smooth transition of the operation of the Piedras Negras brewery, which is fully self-sufficient, utilizes top-of-the-line technology and was built to be readily expanded to increase production capacity.

On 4 June 2013 we announced the completion of the combination with Grupo Modelo, and on 7 June 2013, Grupo Modelo completed the sale of its business in the 50 states of the United States, the District of Columbia and Guam to Constellation Brands, Inc. for approximately USD 4.75 billion, in aggregate, subject to post-closing adjustment of USD 558 million, which was paid by Constellation Brands, Inc. on 6 June 2014.

Grupo Modelo Settlement Agreement

On 19 April 2013 we, Grupo Modelo, Constellation Brands, Inc. and Crown Imports LLC, reached a final agreement with the U.S. Department of Justice on the terms of a settlement of the Department of Justice’s litigation challenging our acquisition of Grupo Modelo. The settlement required the divestiture to Constellation Brands, Inc. of Grupo Modelo’s brewery in Piedras Negras, Mexico and Grupo Modelo’s 50% stake in Crown Imports LLC, as well as the grant of perpetual brand licenses to Constellation Brands, Inc. The final judgment was approved by the Court in October 2013.

Under the terms of the stipulation order and final judgment, (i) Constellation Brands, Inc. was joined as a party to the action for the purposes of settlement and for the entry of a final judgment, (ii) we and Grupo Modelo agreed to the prompt and certain divestiture of certain rights and assets held by them, (iii) we and Constellation Brands, Inc. agreed to amend certain agreements that were executed in connection with the acquisition of the equity interest in Crown Imports LLC and the brewery, (iv) Constellation Brands, Inc. is obligated to build out and expand the Brewery to a nominal capacity of at least 20 million hectoliters of packaged beer annually by 31 December 2016, and to use its best efforts to achieve certain construction milestones by specified dates, (v) the United States has approval rights, in its sole discretion, for amendments or modifications to the agreements between us and Constellation Brands, Inc., and (vi) the United States has a right of approval, in its sole discretion, of any extension beyond three years of the term of the interim supply agreement, which was executed by us and Constellation Brands, Inc. at the closing of the acquisition.

As part of the settlement with the U.S. Department of Justice, we completed the sale of our glass production plant and other assets on the same site in Nava, Coahuila, Mexico to Constellation Brands, Inc. in a transaction related to the Grupo Modelo combination. The sale price for all of these assets was approximately USD 300 million. Our transition services agreement and interim supply agreement with Constellation Brands, Inc. were amended as part of this sale and in 2015, the interim supply agreement was extended for an additional year. These amendments are filed as Exhibits 4.22 and 4.23 to this Form 20-F.

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

The summary only discusses Belgian tax aspects which are relevant to U.S. holders of our shares or ADSs (“Holders”). This summary does not address Belgian tax aspects which are relevant to persons who are residents in Belgium or engaged in a trade or business in Belgium through a permanent establishment or a fixed base in Belgium. This summary does not purport to be a description of all of the tax consequences of the ownership of our shares or ADSs, and does not take into account the specific circumstances of any particular investor, some of which may be subject to special rules, or the tax laws of any country other than Belgium. This summary does not describe the tax treatment of investors that are subject to special rules, such as banks insurance companies, collective investment undertakings, dealers in securities or currencies, persons that hold, or will hold, our shares or ADSs in a position in a straddle, share-repurchase transaction, conversion transaction, synthetic security or other integrated financial transaction. Investors should consult their own advisors regarding the tax consequences of an investment in our shares or ADSs in the light of their particular circumstances, including the effect of any state, local or other national laws.

Dividend Withholding Tax

As a general rule, a withholding tax of 27% (increase from 25% to 27% effective as of 1 January 2016) is levied on the gross amount of dividends paid on or attributed to our shares or ADSs, subject to such relief as may be available under applicable domestic or tax treaty provisions. Dividends subject to the dividend withholding tax include all benefits paid on or attributed to our shares or ADSs, irrespective of their form, as well as reimbursements of statutory share capital, except reimbursements of fiscal capital made in accordance with the Belgian Companies Code. In principle, fiscal capital includes paid-up statutory share capital, and subject to certain conditions, the paid-up issue premiums and the cash amounts subscribed to at the time of the issue of profit-sharing certificates.

If we redeem our own shares or ADSs, the redemption distribution (after deduction of the portion of fiscal capital represented by our redeemed shares or ADSs) will be treated as a dividend, which in certain circumstances may be subject to a withholding tax of 27%, subject to such relief as may be available under applicable domestic or tax treaty provisions. No withholding tax will be triggered if such redemption is carried out on a stock exchange and meets certain conditions. In case of our liquidation, any amounts distributed in excess of the fiscal capital will be subject to a 27% withholding tax, subject to such relief as may be available under applicable domestic or tax treaty provisions.

For non-resident individuals and companies, the dividend withholding tax will be the only tax on dividends in Belgium, unless the non-resident holds our shares or ADSs in connection with a business conducted in Belgium, through a fixed base in Belgium or a Belgian permanent establishment.

Relief of Belgian Dividend Withholding Tax

Under the income tax convention between the United States of America and Belgium (the “Treaty”), there is a reduced Belgian withholding tax rate of 15% on dividends paid by us to a U.S. resident that beneficially owns the dividends and is entitled to claim the benefits of the Treaty under the limitation of benefits article included in the Treaty (“Qualifying Holders”). If such Qualifying Holder is a company that owns directly at least 10% of our voting stock, the Belgian withholding tax rate is further reduced to 5%. No withholding tax is, however, applicable if the Qualifying Holder is: (i) a company that is a resident of the United States that has owned directly our shares or ADSs representing at least 10% of our capital for a 12-month period ending on the date the dividend is declared, or (ii) a pension fund that is a resident of the United States, provided that such dividends are not derived from the carrying on of a business by the pension fund or through an associated enterprise. A reduced withholding tax rate of 1.6995% will apply on dividends paid by us to a company that is a resident of the United States, provided that (i) it has owned directly our shares or ADSs for a 12-month period ending on the date the dividend is declared, representing less than 10% of our capital but with an acquisition value of at least EUR 2,500,000 and (ii) if, and to the extent that, the ordinary withholding tax (at the rate of 27%) is, in principle, neither creditable nor reimbursable in the hands of the company that is a resident of the United States.

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

Private individual Holders who are not entitled to claim the benefits of the Treaty under the limitation of benefits article included in the Treaty and who are holding our shares or ADSs as a private investment will, as a rule, not be subject to tax on any capital gains arising out of a disposal of our shares or ADSs and capital losses will, as a rule, not be deductible in Belgium, subject to the exceptions below.

If capital gains realized by Private individual Holders who are not entitled to claim the benefits of the Treaty under the limitation of benefits article included in the Treaty on our shares or ADSs are deemed to be realized outside the scope of the normal management of such individual’s private estate and the capital gain is obtained or received in Belgium, the gain will be subject to a final professional withholding tax of 30.28%. The Official Commentary to the ITC 1992 stipulates that occasional transactions on a stock exchange regarding our shares or ADSs should not be considered as transactions realized outside the scope of normal management of one’s own private estate.

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

As of 1 January 2016, a so-called “speculation tax” of 33% (not subject to local surcharges) applies to capital gains (if any) realized on our shares or ADSs which have been acquired for consideration less than six months before the transfer for consideration, other than in the framework of a professional activity, by Private individual Holders who are not entitled to claim the benefits of the Treaty under the limitation of benefits article included in the Treaty, provided such capital gains are obtained or received in Belgium. The speculation tax also applies to capital gains on our shares or ADSs acquired by way of gift, if our shares or ADSs are transferred for consideration within six months from the date of their acquisition for consideration by the direct or indirect donor.

In case of multiple acquisitions, the six months holding period is calculated by applying a “Last In First Out” method on a share per share basis with the same ISIN code. In the case of short transactions (shorttansactie / vente à découvert, as provided under Article 2, 1st indent, b) of EU Regulation n° 236/2012 of 14 March 2012) with respect to our shares or ADSs, the six-month period is calculated between the date of the last short sale of our shares or ADSs and the concerned purchase date of our shares or ADSs.

The speculation tax is levied by way of a withholding tax due by an intermediary who intervenes in the transaction in Belgium.

The taxable base of the speculation tax is equal to the difference between (i) the price received for our shares or ADSs (in whatever form), reduced with the Belgian tax on stock exchange transactions (see “—Belgian Tax on Stock Exchange Transactions” below) borne by the taxpayer on the transfer, if any, and the acquisition price paid by the taxpayer (or the donor in case of a gift) increased with the Belgian tax on stock exchange transactions borne by the taxpayer (or donor) on the acquisition, if any. If the acquisition price is unknown, the withholding tax is applied on the entire price received for our shares or ADSs (less the Belgian tax on stock exchange transactions, if any) and any excess speculation tax may be reclaimed through a Belgian income tax return. Under certain circumstances, in case of a sales transaction involving our shares or ADSs acquired at different times during the six month period prior to such sales transaction, capital losses incurred on certain of our shares or ADSs may offset capital gains realized on the other shares or ADSs with the same ISIN code, but the total net result cannot be lower than zero.

Certain capital gains on our shares or ADSs are excluded from the speculation tax. These include capital gains realized upon transfer of our shares or ADSs for consideration solely at our initiative and where no choice is available to the investor. According to the preparatory documents to the law introducing the speculation tax, this includes forms of imposed reorganizations of companies (such as mergers and demergers) and dividends in shares where the taxpayer does not have an option to choose between cash and shares.

The speculation tax applies on qualifying sales of our shares or ADSs acquired as from 1 January 2016. With respect to short sales of our shares or ADSs, the tax applies on sales occurring as from 1 January 2016.

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

Belgian Tax on Stock Exchange Transactions

A stock market tax is normally levied on the purchase and the sale and on any other acquisition and transfer for consideration in Belgium of our existing shares or ADSs through a professional intermediary established in Belgium on the secondary market (so-called “secondary market transactions”). The applicable rate amounts to 0.27% of the consideration paid, but with a cap of EUR 800 (USD 734.82) per transaction and per party.

Belgian non-residents who purchase or otherwise acquire or transfer, for consideration, existing shares or ADSs in Belgium for their own account through a professional intermediary may be exempt from the stock market tax if they deliver a sworn affidavit to the intermediary in Belgium confirming their non-resident status.

In addition to the above, no stock market tax is payable by: (i) professional intermediaries described in Article 2, 9° and 10° of the Law of 2 August 2002 acting for their own account, (ii) insurance companies described in Article 2, § 1 of the Law of 9 July 1975 acting for their own account, (iii) professional retirement institutions referred to in Article 2, 1° of the Law of 27 October 2006 relating to the control of professional retirement institutions acting for their own account, (iv) collective investment institutions or (v) public and institutional regulated real estate companies as described in Article 2 of the Belgian Act of 12 May 2014 acting for their own account.

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

U.S. Taxation

This section describes the material United States federal income tax consequences of the ownership and disposition of shares or ADSs. It applies to you only if you are a U.S. holder, as described below, and you hold your shares or ADSs as capital assets for United States federal income tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a bank;

•	a dealer in securities;

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

•	a tax exempt organization;

•	a life insurance company;

•	a person liable for alternative minimum tax;

•	a person that actually or constructively owns 10% or more of our voting stock;

•	a person that holds shares or ADSs as part of a straddle or a hedging or conversion transaction;

•	a person that purchases or sells shares or ADSs as part of a wash sale for tax purposes; or

•	a person whose functional currency is not the U.S. dollar.

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

You must include any Belgian tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you, in the case of shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-

received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. If the dividend is paid in euros, the amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the euro payments made, determined at the spot euro/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain. However, we do not calculate earnings and profits in accordance with United States federal income tax principles. Accordingly, you should expect to generally treat distributions we make as dividends.

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

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

You may read and copy any reports or other information that we file at the public reference rooms of the SEC at 100 F Street, N.E., Washington, D.C. 20549, and at the SEC’s regional offices located at 3 World Financial Center, Suite 400, New York, NY 10281 and 175 W. Jackson Boulevard, Suite 900, Chicago, IL 60604. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Electronic filings made through the Electronic Data Gathering, Analysis and Retrieval system are also publicly available through the SEC’s website on the Internet at http://www.sec.gov.

We also make available on our website, free of charge, our annual reports on Form 20-F, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is http://www.ab-inbev.com. The information on our website is not incorporated by reference in this document.

We have filed our amended and restated articles of association and all other deeds that are to be published in the annexes to the Belgian State Gazette with the clerk’s office of the Commercial Court of Brussels (Belgium), where they are available to the public. A copy of the articles of association dated 29 April 2015 has been filed as Exhibit 99.1 to Form 6-K filed on 6 May 2015, and is also available on our website under http://www.ab-inbev.com//corporate-governance/bylaws.html.

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

Please refer to note 27 to our audited consolidated financial statements as of 31 December 2015 and 2014, and for the three years ended 31 December 2015 for a fuller quantitative and qualitative discussion on the market risks to which we are subject and our policies with respect to managing those risks.

Foreign Currency Risk

We are exposed to foreign currency risk on borrowings, investments, (forecasted) sales, (forecasted) purchases, royalties, dividends, licenses, management fees and interest expense/income whenever they are denominated in a currency other than the functional currency of our subsidiary engaged in the relevant transaction. To manage this risk, we primarily make use of foreign currency rate agreements, exchange traded foreign currency futures and cross-currency interest rate swaps.

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

As of 31 December 2015, we have substantially locked in our anticipated exposures related to firm commitments and forecasted transactions for 2016 for the most important currency pairs such as USD/Brazilian real, USD/Mexican peso and USD/Argentine peso. Some exposures in certain countries had been either mostly or partially covered due to the fact that hedging can be limited in such countries as the local foreign exchange market prevents us from hedging at a reasonable cost. Open positions can also be the result of our risk management policy.

We have performed analyses in relation to our foreign currency transaction exposures using a currency sensitivity model that identified varying ranges of possible closing rates for 2015, factoring in the possible volatility in those exchange rates (see note 27 to our audited consolidated financial statements as of 31 December 2015 and 2014, and for the three years ended 31 December 2015). Based on such analysis, we estimate that if certain currencies had weakened or strengthened against the U.S. dollar or euro during 2015, our 2015 profit before taxes would have been USD 71 million higher or lower, respectively, while the pre-tax translation reserves in equity would have been USD 895 million higher or lower, respectively.

Foreign exchange rates have been subject to significant volatility in the recent past and may be again in the future. See note 27 to our audited consolidated financial statements as of 31 December 2015 and 2014, and for the three years ended 31 December 2015 for details of the above sensitivity analyses, a fuller quantitative and qualitative discussion on the foreign currency risks to which we are subject and our policies with respect to managing those risks.

Foreign exchange risk on the proposed acquisition of SABMiller

Following the announcement of the proposed acquisition of SABMiller, we entered into derivative foreign exchange forward contracts with respect to GBP 45 billion of the purchase price, to hedge against exposure to changes in the USD exchange rate for the cash component of the purchase consideration in GBP. The GBP 45 billion has been hedged at an average rate of USD 1.5295 per GBP. Although these derivatives are considered to be economic hedges, only a portion of such derivatives could qualify for hedge accounting under IFRS rules, as Anheuser-Busch InBev SA/NV, the acquiring company has a euro functional currency for accounting purposes.

The mark-to-market of the financial instruments that qualify for a hedge relationship will be reported in equity until the closing of the Transaction, whereas the mark-to-market of the financial instruments that do not qualify for hedge accounting will be reported in the profit and loss account until the closing of the Transaction.

As of 31 December 2015, financial instruments for approximately USD 45.0 billion equivalent qualified for hedge accounting, and a mark-to-market of USD 1,738 million loss was reported in equity. Additionally, financial instruments for approximately USD 23.9 billion did not qualify for hedge accounting, and a mark-to-market of USD 688 million loss was reported as an exceptional finance cost in the profit and loss account. See notes 8, 11 and 27 to our audited consolidated financial statements as of 31 December 2015 and 2014, and for the three years ended 31 December 2015.

Interest Rate Risk

We are exposed to interest rate risk on our variable-rate interest-bearing financial liabilities. As of 31 December 2015, after certain hedging and fair value adjustments, USD 6.1 billion, or 12.4%, of our interest-bearing financial liabilities (which include loans, borrowings and bank overdrafts) bore a variable interest rate. We apply a dynamic interest rate hedging approach where the target mix between fixed and floating rate is reviewed periodically. The purpose of our policy is to achieve an optimal balance between cost of funding and volatility of financial results, while taking into account market conditions as well as our overall business strategy. From time to time, we enter into interest rate swap agreements and forward rate agreements to manage our interest rate risk, and also enter into cross-currency interest rate swap agreements to manage both our foreign currency risk and interest rate risk.

We have performed sensitivity analyses in relation to our interest-bearing financial liabilities and assets that bear a variable rate of interest, factoring in a range of possible volatilities in the different markets where we hold such instruments (see note 27 to our audited consolidated financial statements as of 31 December 2015 and 2014, and for the three years ended 31 December 2015). We have estimated that a change in market interest rates based on the range of volatilities considered in our analysis could have impacted our 2015 interest expense by plus or minus USD 5 million in relation to our floating rate debt. Such increase or decrease would be more than offset by a USD 50 million decrease or increase in interest income on our interest-bearing financial assets.

Interest rates have been subject to significant volatility in the recent past and may be again in the future. See note 27 to our audited consolidated financial statements as of 31 December 2015 and 2014, and for the three years ended 31 December 2015 for details of the above sensitivity analyses, a fuller quantitative and qualitative discussion on the interest rate risks to which we are subject and our policies with respect to managing those risks.

Commodity Price Risk

We have significant exposures to the following commodities: aluminum, barley, corn grits, coal, corn syrup, corrugated cardboard, fuel oil, diesel, glass, hops, labels, malt, natural gas, orange juice, plastics, rice, steel and wheat. The commodity markets have experienced and are expected to continue to experience price fluctuation in the future. We therefore use both fixed-price purchasing contracts and commodity derivatives to minimize exposure to commodity price volatility, such as for aluminum.

As of 31 December 2015, we had the following commodity derivatives outstanding, by maturity:

	Notional				Fair Value(1)
Commodities	<1 year	1-5 years	>5 years	Total
Aluminum swaps	1,509	172	—	1,681	(183)
Other commodity derivatives	1,227	82	—	1,309	(63)

Notes:

(1)	Represents the excess of assets over liabilities as of 31 December 2015.

These hedges are designated in a cash flow hedge accounting relationship in accordance with IAS 39.

See note 27 to our audited consolidated financial statements as of 31 December 2015 and 2014, and for the three years ended 31 December 2015 for a fuller quantitative and qualitative discussion on the commodity risks that we are subjected to, and our policies with respect to managing those risks.

Equity price risk

We entered into a series of derivative contracts to hedge the risk arising from the different share-based payment programs. The purpose of these derivatives is mainly to effectively hedge the risk that a price increase in our shares could negatively impact future cash flows related to the share-based payments. Furthermore, we entered into a series of derivative contracts to hedge the deferred share instrument related to the Grupo Modelo combination (see also note 11 and 21 to our audited consolidated financial statements as of 31 December 2015 and 2014, and for the three years ended 31 December 2015) and some share-based payments in connection with the acquisition of SABMiller. Most of these derivative instruments could not qualify for hedge accounting, therefore, they have not been designated in any hedging relationships.

As of 31 December 2015, an exposure for an equivalent of 64.5 million of our shares was hedged, resulting in a total gain of USD 1,337 million recognized in the profit or loss account for the period, of which USD 844 million related to our share-based payment programs, and USD 493 million and USD 18 million related to the Grupo Modelo and SABMiller acquisitions, respectively.

The sensitivity analysis on the share-based payments hedging program, calculated based on a 25.12% reasonable possible volatility1 of our share price, and with all the other variables held constant, would show USD 2,017 million positive/negative impact on our 2015 profit before tax.

Other Risks

See note 27 to our audited consolidated financial statements as of 31 December 2015 and 2014, and for the three years ended 31 December 2015 for a fuller quantitative and qualitative discussion on the equity, credit and liquidity risks to which we are subject and our policies with respect to managing those risks.

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

[1]	Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2015.

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

Fees and Expenses Payable by Holders

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

The greater of (a) $0.02 per ADS (or portion thereof) and (b) 6% of the cash distribution amount per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities to holders of deposited securities by the depositary to ADS holders

$0.02 (or less) per ADSs per calendar year	Depositary services. The fee for depositary services will not exceed $0.02 per ADS for any year

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges that the depositary or the custodian has to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Telex or facsimile charges provided for in the deposit agreement	Expenses for depositary services

Any unavoidable charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

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

Fees Payable by the Depositary

For the year ended 31 December 2015, the depositary reimbursed us for expenses we incurred, or paid amounts on our behalf to third parties in connection with the ADS program for a total sum of USD 14,300,357.30.

Expenses the depositary reimbursed us	Amount (in USD)
Maintenance expenses	14,300,357.30

Total	14,300,357.30

The depositary has also agreed to waive fees for standard costs associated with the administration of the program and has paid certain expenses directly to third parties on our behalf. The table below sets forth those expenses that the depositary paid directly to third parties for the year ended 31 December 2015.

Expenses the depositary paid to third parties on our behalf	Amount (in USD)
Standard out-of-pocket maintenance costs	131,433.83

Total	131,433.83

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial & Technology Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of 31 December 2015. While there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures, our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Based upon our evaluation, as of 31 December 2015, the Chief Executive Officer and Chief Financial & Technology Officer have concluded that the disclosure controls and procedures, in accordance with Exchange Act Rule 13a-15(e), (i) are effective at that level of reasonable assurance in ensuring that information required to be disclosed in the reports that are filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and (ii) are effective at that level of reasonable assurance in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the management of our company, including the Chief Executive Officer and the Chief Financial & Technology Officer, to allow timely decisions regarding required disclosure.

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

Our management has assessed the effectiveness of internal control over financial reporting based on the Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013. Based on this assessment, our management has concluded that our internal control over financial reporting as of 31 December 2015 was effective.

The effectiveness of internal control over financial reporting as of 31 December 2015 has been audited by PricewaterhouseCoopers Bedrijfsrevisoren bcvba, our independent registered public accounting firm, as represented by Koen Hens. Their audit report, including their opinion on management’s assessment of internal control over financial reporting, is included in our audited consolidated financial statements included in this Form 20-F.

Changes in Internal Control over Financial Reporting

During the period covered by this Form 20-F, we have not made any change to our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that M. Michele Burns and Olivier Goudet are “audit committee financial experts” as defined in Item 16A of Form 20-F under the Exchange Act and are independent directors under Rule 10A-3 under the Exchange Act.

ITEM 16B.	CODE OF ETHICS

We have adopted a Code of Business Conduct and Code of Dealing, each of which applies to all of our employees, including our principal executive, principal financial and principal accounting officers. Our Code of Business Conduct and Code of Dealing are together intended to meet the definition of “code of ethics” under Item 16B of Form 20-F under the Exchange Act. Our Code of Business Conduct and Code of Dealing are filed as Exhibits 11.1 and 11.2 to this Form 20-F.

If the provisions of the code that apply to our principal executive officer, principal financial officer or principal accounting officer are amended, or if a waiver is granted, we will disclose such amendment or waiver.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

PwC Bedrijfsrevisoren bcvba acted as our independent auditor for the fiscal years ended 31 December 2015 and 2014. The table below sets forth the total amount billed to us by PwC Bedrijfsrevisoren bcvba for services performed in 2015 and 2014, and breaks down these amounts by category of service:

	2015	2014
	(USD thousand)
Audit Fees	6,939	14,698
Audit-Related Fees	2,164	564
Tax Fees	2,664	3,925
All Other Fees	204	1,299

Total	11,971	20,486

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

Over the last two years, audit-related services were mainly incurred in relation to the potential acquisition of SABMiller and services in connection with rights and bonds issuances, interim dividends, responsible drinking certification and capital increases.

Tax Fees

Tax fees in 2015 were related to expat services and other services. In 2014, the majority of our tax fees related to the Grupo Modelo integration, expat services and other services.

All Other Fees

All other fees were primarily related to the review of an e-commerce project in 2015 and to a study on the craft beer category in the U.S. and other services in 2014.

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

The Board approved a share buyback program for an amount of USD 1.0 billion. The share buyback was executed under the powers granted at the General Meeting of Shareholders on 30 April 2014, and was conducted during the course of 2015. See “Item 8. Financial Information—B. Significant Changes” for details on this program.

The following table sets forth certain information related to purchases made by the AB InBev Group of our shares or ADSs:

	Total number of shares purchased		Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs		Maximum number (or approximate dollar value) of shares that may yet be purchased under the plans or programs
	(number of shares)		(USD)	(number of shares)		(USD million)
1 January 2015 – 31 January 2015	—		—	—
1 February 2015 – 28 February 2015	—		—	—
1 March 2015 – 31 March 2015	1,434,884	(1)	122.32	1,434,884	(1)	824.5
1 April 2015 – 30 April 2015	2,366,967	(1)	123.08	2,366,967	(1)	533.2
1 May 2015 – 31 May 2015	3,106,262	(1)	121.34	3,106,262	(1)	156.2
1 June 2015 – 30 June 2015	1,291,977	(1)	120.93	1,291,977	(1)	—
1 July 2015 – 31 July 2015	—		—	—
1 August 2015 – 31 August 2015	—		—	—
1 September 2015 – 30 September 2015	—		—	—
1 October 2015 – 31 October 2015	—		—	—
1 November 2015 – 30 November 2015	—		—	—
1 December 2015 – 31 December 2015	—		—	—
Total	8,200,090	(1)	121.95	8,200,090	(1)	—

Notes:

(1)	Under certain of our share-based compensation plans, shares are granted to employees at a discount. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share-Based Payment Plans.” The discount is granted in the form of additional shares, and if such employees leave the AB InBev Group prior to the end of the applicable vesting period, we take back the shares representing the discount. Technically, all of the “discount” shares are repurchased from the employee by our subsidiary, Brandbrew, for an aggregate price of EUR 1, or USD 1 if the individual is located in the United States.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

In accordance with Belgian Company Law, PwC Bedrijfsrevisoren bcvba was appointed to act as our independent registered accounting firm for a three-year period to audit our consolidated financial statements for the fiscal years ending 31 December 2013, 31 December 2014 and 31 December 2015. In 2014, we invited auditing firms to submit engagement proposals for their services for the next three-year period following the expiration of PwC Bedrijfsrevisoren bcvba’s statutory audit mandate, covering the years ending December 31, 2016, 2017 and 2018. On 26 November 2014, our Audit Committee approved the recommendation to our 2016 general shareholders meeting of the engagement of Deloitte Bedrijfsrevisoren BV o.v.v.e. CVBA to act as our independent registered public accounting firm for our financial periods beginning as of 1 January 2016. As a result, following completion of the audit of our financial statements for the year ended 31 December 2015 and the audit of the effectiveness of internal control over financial reporting as of 31 December 2015, Deloitte Bedrijfsrevisoren BV o.v.v.e. CVBA will become our independent registered accounting firm, subject to approval by shareholders at our general shareholders meeting scheduled for 27 April 2016.

PwC Bedrijfsrevisoren bcvba’s reports on our consolidated financial statements for the three-year period ending 31 December 2015 did not contain an adverse opinion or disclaimer of opinion or report, nor was any report qualified or modified as to uncertainty, audit scope or accounting principles.

During our two most recent fiscal years, there were no disagreements with PwC Bedrijfsrevisoren bcvba, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreement, if not resolved to the satisfaction of PwC Bedrijfsrevisoren bcvba, would have caused PwC Bedrijfsrevisoren bcvba to make a reference to the subject matter of the disagreement in connection with any reports it would have issued, and there were no “reportable events” as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

We have provided PwC Bedrijfsrevisoren bcvba with a copy of the foregoing disclosure, and we have requested that it furnish us with a letter addressed to the SEC stating whether or not it agrees with the above disclosures. A copy of this letter is filed as Exhibit 15.4 to this Form 20-F.

We did not consult Deloitte Bedrijfsrevisoren BV o.v.v.e. CVBA during our two most recent fiscal years or any subsequent interim period regarding (i) the application of accounting principles to a specified transaction, either completed or proposed or the type of audit opinion that might be rendered on our financial statements; or (ii) any matter that was the subject of a disagreement as that term is used in Item 16F(a)(1)(iv) of Form 20-F or a “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.

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

Under the NYSE listing standards, a majority of the directors of a listed U.S. company are required to be independent, while in Belgium, only three directors need to be independent. As of 31 December 2015, our Board of Directors comprised four independent directors and 10 non-independent directors. None of the 10 non-independent directors serve as part of our management, and these 10 directors are deemed not to be “independent” under the NYSE listing standards. Of these 10 directors, eight are considered non-independent solely because they serve as directors of our majority shareholder, the Stichting. The remaining two of the 10 directors, María Asuncion Aramburuzabala and Valentín Diez Morodo, members of the Advisory Board of Grupo Modelo and former members of the Board of Directors of Grupo Modelo, are considered non-independent under NYSE listing standards because they purchased a deferred share entitlement to acquire the equivalent of approximately 23.1 million AB InBev shares, to be delivered within five years, for consideration of approximately USD 1.5 billion on 5 June 2013.

The NYSE rules further require that the audit, nominating and compensation committees of a listed U.S. company be composed entirely of independent directors, including that there be a minimum of three members on the audit committee. The Belgian Corporate Governance Code recommends only that a majority of the directors on each of these committees meet the technical requirements for independence under Belgian corporate law. As of 1 January 2016, all voting members of the Audit Committee are independent under the NYSE rules and Rule 10A-3 of the Securities Exchange Act of 1934. However, four of the five directors on our Nomination Committee and one of the three directors on our Remuneration Committee would not meet the NYSE independence requirements. As the Nomination Committee and Remuneration Committee are composed exclusively of non-executive directors who are independent of management and free from any business relationship that could materially interfere with the exercise of their independent judgment, we consider that the composition of these committees achieves the Belgian Corporate Governance Code’s aim of avoiding potential conflicts of interest.

We consider that the terms of reference of our board committees are generally responsive to the relevant NYSE rules, but may not address all aspects of these rules.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this Form 20-F. The audit report of PwC Bedrijfsrevisoren bcvba, independent registered public accounting firm, is included herein preceding the audited consolidated financial statements.

ITEM 19.	EXHIBITS

1.1	Consolidated Articles of Association of Anheuser-Busch InBev SA/NV, dated as of 29 April 2015 (English-language translation) (incorporated by reference to Exhibit 99.1 to Form 6-K filed by Anheuser-Busch InBev SA/NV on 6 May 2015).

2.1	Indenture, dated as of 16 October 2009, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, Brandbrew S.A., Cobrew NV/SA and Anheuser Busch Companies, LLC and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to Form F-4 (File No. 333-163464) filed by Anheuser-Busch InBev SA/NV on 3 December 2009).

2.2	Fifth Supplemental Indenture, dated as of 27 November 2009, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors named therein, and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.6 to Form F-4 (File No. 333-163464) filed by Anheuser-Busch InBev SA/NV on 3 December 2009).

2.3	Tenth Supplemental Indenture, dated as of 7 April 2010, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors named therein, and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 2.3 to Form 20-F (File No. 001-34455) filed by Anheuser-Busch InBev SA/NV on 13 April 2011).

2.4	Twenty-Fourth Supplemental Indenture, dated as of 6 October 2011, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors named therein, and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.2 to Form F-3/A (File No. 333-169514) filed by Anheuser-Busch InBev SA/NV on 7 October 2011).

2.5	Twenty-Ninth Supplemental Indenture, dated as of 20 December 2012, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev NV/SA, the Subsidiary Guarantors party thereto from time to time and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.2 to Form F-3/A (File No. 333-169514) filed by Anheuser-Busch InBev SA/NV on 21 December 2012).

2.6	Indenture, dated as of 17 January 2013, among Anheuser-Busch InBev Finance Inc., Anheuser-Busch InBev SA/NV, Brandbrew S.A., Cobrew NV/SA, Anheuser-Busch InBev Worldwide Inc. and Anheuser Busch Companies, LLC and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 2.5 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 25 March 2013).

2.7	Indenture, dated as of 25 January 2016, among Anheuser-Busch InBev Finance Inc., Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, Brandbrew S.A., Cobrew NV/SA and Anheuser Busch Companies, LLC and The Bank of New York Mellon Trust Company, N.A., as Trustee (filed herewith).

3.1	Voting Agreement between Stichting Anheuser-Busch InBev, Fonds Baillet Latour SPRL and Fonds Voorzitter Verhelst SPRL, effective 1 November 2015 (incorporated by reference to Exhibit 2.36 to Amendment No. 15 to Schedule 13D filed by Anheuser-Busch InBev SA/NV on 9 March 2016).

3.2	New Shareholders Agreement, dated 18 December 2014 among BRC S.à.R.L., Eugénie Patri Sébastian S.A., EPS Participations S.à.R.L., Rayvax Société d’Investissements S.A. and Stichting Anheuser-Busch InBev (incorporated by reference to Exhibit 2.34 to Amendment No. 14 to Schedule 13D filed by Anheuser-Busch InBev SA/NV on 30 December 2014).

4.1	2010 Senior Facilities Agreement for Anheuser-Busch InBev SA/NV and Anheuser-Busch InBev Worldwide Inc., dated 26 February 2010 (incorporated by reference to Exhibit 4.2 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 15 April 2010).*

4.2	Letter of Amendment dated 23 June 2011, amending the 2010 Senior Facilities Agreement dated 26 February 2010 (incorporated by reference to Exhibit 4.2 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 13 April 2012).*

4.3	Letter of Amendment dated 20 August 2013, amending the 2010 Senior Facilities Agreement dated 26 February 2010 (incorporated by reference to Exhibit 4.3 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 24 March 2015).

4.4	Amendment and Restatement Agreement dated 28 August 2015, amending the 2010 Senior Facilities Agreement dated 26 February 2010 (filed herewith).

4.5	2015 Senior Facilities Agreement for Anheuser-Busch InBev SA/NV, dated 28 October 2015 (incorporated by reference to Exhibit 99.4 to Anheuser-Busch InBev SA/NV’s Current Report on Form 6-K filed with the SEC on 12 November 2015).

4.6	Share-Based Compensation Plan Relating to Shares of Anheuser-Busch InBev (incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-172069) filed by Anheuser-Busch InBev SA/NV on 4 February 2011).

4.7	Share-Based Compensation Plan Relating to American Depositary Shares of Anheuser-Busch InBev (incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-172069) filed by Anheuser-Busch InBev SA/NV on 4 February 2011).

4.8	Long-Term Incentive Plan Relating to Shares of Anheuser-Busch InBev (most recent version is incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-208634) filed by Anheuser-Busch InBev SA/NV on 18 December 2015).

4.9	Long-Term Incentive Plan Relating to American Depositary Shares of Anheuser-Busch InBev (most recent version is incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-208634) filed by Anheuser-Busch InBev SA/NV on 18 December 2015).

4.10	Exceptional Incentive Restricted Stock Units Programme (most recent version is incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-208634) filed by Anheuser-Busch InBev SA/NV on 18 December 2015).

4.11	Discretionary Restricted Stock Units Programme (incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-169272) filed by Anheuser-Busch InBev SA/NV on 8 September 2010).

4.12	Terms and Conditions of Anheuser-Busch InBev SA/NV Stock Option Plan–Stock Options Grant of 18 December 2009 (incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-165065) filed by Anheuser-Busch InBev SA/NV on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by Anheuser-Busch InBev SA/NV on 4 February 2011).

4.13	Anheuser-Busch InBev SA/NV Long-Term Incentive Plan–Stock Options Grant of 18 December 2009 (incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-165065) filed by Anheuser-Busch InBev SA/NV on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by Anheuser-Busch InBev SA/NV on 4 February 2011).

4.14	Forms of Stock Option Plan underlying the Dividend Waiver and Exchange Program (incorporated by reference to Exhibit 4.5 to Form S-8 (File No. 333-165065) filed by Anheuser-Busch InBev SA/NV on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by Anheuser-Busch InBev SA/NV on 4 February 2011).

4.15	Share-Based Compensation Plan March 2010 (incorporated by reference to Exhibit 4.6 to Form S-8 (File No. 333-165065) filed by Anheuser-Busch InBev SA/NV on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by Anheuser-Busch InBev SA/NV on 4 February 2011).

4.16	Share-Based Compensation Plan March 2010 for EBM, GHQ & NY (incorporated by reference to Exhibit 4.7 to Form S-8 filed by Anheuser-Busch InBev SA/NV on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by Anheuser-Busch InBev SA/NV on 4 February 2011).

4.17	2020 Dream Incentive Plan (incorporated by reference to Exhibit 4.6 to Form S-8 (File No. 333-208634) filed by Anheuser-Busch InBev SA/NV on 18 December 2015).

4.18	Transaction Agreement by and among Grupo Modelo S.A.B. de C.V., Diblo, S.A. de C.V., Anheuser-Busch InBev SA/NV, Anheuser-Busch International Holdings, Inc. and Anheuser-Busch México Holdings, S. de R.L. de C.V., dated as of 28 June 2012 (incorporated by reference to Exhibit 99.1 to Form 6-K filed by Anheuser-Busch InBev SA/NV on 2 July 2012).

4.19	Amended and restated Membership Interest Purchase Agreement, dated 13 February 2013, among Constellation Beers Ltd., Constellation Brands Beach Holdings, Inc., Constellation Brands, Inc. and Anheuser-Busch InBev SA/NV (incorporated by reference to Exhibit 4.16 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 25 March 2013).

4.20	Stock Purchase Agreement between Anheuser-Busch InBev SA/NV and Constellation Brands, Inc. dated 13 February 2012 (incorporated by reference to Exhibit 4.17 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 25 March 2013).*

4.21	Final Judgment of the United States District Court for the District of Columbia, entered into on 21 October 2013, outlining the Grupo Modelo settlement (incorporated by reference to Exhibit 4.18 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 25 March 2014).

4.22	First Amendment to Amended and Restated Membership Interest Purchase Agreement, dated as of 19 April 2013, among Anheuser-Busch SA/NV, Constellation Beers Ltd., Constellation Brands Beach Holdings, Inc. and Constellation Brands, Inc., as part of the Grupo Modelo settlement agreement (incorporated by reference to Exhibit 4.19 to Amendment No. 1 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 30 June 2014).*

4.23	First Amendment to Stock Purchase Agreement, dated as of 19 April 2013, between Anheuser-Busch InBev SA/NV and Constellation Brands, Inc., as part of the Grupo Modelo settlement agreement (incorporated by reference to Exhibit 4.20 to Amendment No. 1 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 30 June 2014).*

4.24	First Amendment to Interim Supply Agreement, dated as of 30 October 2014, between CIH International S.à.R.L., as successor by assignment to Crown Imports LLC, and Grupo Modelo S.A.B. de C.V., as part of the Grupo Modelo settlement agreement (incorporated by reference to Exhibit 4.21 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 24 March 2015).*

4.25	First Amendment to Transition Services Agreement, dated as of 16 December 2014, between Anheuser-Busch InBev SA/NV and Constellation Brands, Inc., as part of the Grupo Modelo settlement agreement (incorporated by reference to Exhibit 4.22 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 24 March 2015).*

4.26	Co-operation Agreement, dated as of 11 November 2015, between Anheuser-Busch InBev SA/NV and SABMiller plc (incorporated by reference to Exhibit 99.3 to Anheuser-Busch InBev SA/NV’s Current Report on Form 6-K filed with the SEC on 12 November 2015).

4.27	Tax Matters Agreement, dated as of 11 November 2015, between Anheuser-Busch InBev SA/NV and Altria Group, Inc. (incorporated by reference to Exhibit 99.5 to Anheuser-Busch InBev SA/NV’s Current Report on Form 6-K filed with the SEC on 12 November 2015).

4.28	Purchase Agreement, dated as of 11 November 2015, between Anheuser-Busch InBev SA/NV and Molson Coors Brewing Company (incorporated by reference to Exhibit 99.7 to Anheuser-Busch InBev SA/NV’s Current Report on Form 6-K filed with the SEC on 12 November 2015).†

4.29	Irrevocable Undertaking from Altria Group, Inc., dated as of 11 November 2015 (incorporated by reference to Exhibit 99.8 to Anheuser-Busch InBev SA/NV’s Current Report on Form 6-K filed with the SEC on 12 November 2015).

4.30	Irrevocable Undertaking from BEVCO Ltd., dated as of 11 November 2015 (incorporated by reference to Exhibit 99.9 to Anheuser-Busch InBev SA/NV’s Current Report on Form 6-K filed with the SEC on 12 November 2015).

4.31	Irrevocable Undertaking from Stichting Anheuser-Busch InBev, dated as of 11 November 2015 (incorporated by reference to Exhibit 99.10 to Anheuser-Busch InBev SA/NV’s Current Report on Form 6-K filed with the SEC on 12 November 2015).

4.32	Irrevocable Undertaking from BRC S.à.R.L., dated as of 11 November 2015 (incorporated by reference to Exhibit 99.11 to Anheuser-Busch InBev SA/NV’s Current Report on Form 6-K filed with the SEC on 12 November 2015).

4.33	Irrevocable Undertaking from EPS Participations S.à.R.L., dated as of 11 November 2015 (incorporated by reference to Exhibit 99.12 to Anheuser-Busch InBev SA/NV’s Current Report on Form 6-K filed with the SEC on 12 November 2015).

6.1	Description of earnings per share (included in note 21 to our audited consolidated financial statements included in this Form 20-F).

7.1	Description of ratios.

8.1	List of significant subsidiaries (included in note 34 to our audited consolidated financial statements included in this Form 20-F).

11.1	Anheuser-Busch InBev Code of Dealing, dated as of February 2010 (incorporated by reference to Exhibit 11.2 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 13 April 2012).

11.2	Anheuser-Busch InBev Code of Business Conduct, dated as of May 2015 (filed herewith).

12.1	Principal Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Principal Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Principal Executive Officer and Principal Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of PricewaterhouseCoopers Bedrijfsrevisoren.

15.2	Consent of Deloitte Touche Tohmatsu Auditores Independentes.

15.3	Rule 2.7 Announcement, dated as of 11 November 2015, relating to the proposed acquisition of SABMiller plc (incorporated by reference to Exhibit 99.1 to Anheuser-Busch InBev SA/NV’s Current Report on Form 6-K filed with the SEC on 12 November 2015).

15.4	Letter of PwC Bedrijfsrevisoren bcvba dated as of 14 March 2016.

Notes:

*	Certain terms are omitted pursuant to a request for confidential treatment.
†	This filing excludes certain schedules and exhibits, which the Registrant agrees to furnish supplementally to the SEC upon request by the SEC.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Anheuser-Busch InBev SA/NV (Registrant)

Date: 14 March 2016	By:	/s/ Sabine Chalmers
	Name:	Sabine Chalmers
	Title:	Chief Legal and Corporate Affairs Officer

AB INBEV GROUP AUDITED CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors and Shareholders of Anheuser-Busch InBev SA/NV

Report of Independent Registered Public Accounting Firm

In our opinion, based on our audits and the report of other auditors, the accompanying consolidated statements of financial position and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Anheuser-Busch InBev SA/NV and its subsidiaries at 31 December 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, based on our audit and the report of other auditors, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s annual report on internal control over financial reporting” as set out in Part II, Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We did not audit the consolidated financial statements of AmBev S.A. and its subsidiaries as of and for the year ended December 31, 2015 nor did we audit the effectiveness of AmBev S.A. and its subsidiaries’ internal control over financial reporting as of December 31, 2015. Those statements reflect total assets of USD 23,094 million as of 31 December 2015, and total revenues of USD 14,333 million in the year then ended. The consolidated financial statements and internal control over financial reporting of AmBev S.A. and its subsidiaries were audited by other auditors whose reports thereon have been furnished to us, and our opinion on the consolidated financial statements expressed herein, insofar as it relates to the amounts included for AmBev S.A. and its subsidiaries and the effectiveness of AmBev S.A. and its subsidiaries’ internal control over financial reporting, is based solely on the reports of the other auditors. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits and the report of other auditors provide a reasonable basis for our opinions.

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

PwC Bedrijfsrevisoren BCVBA
Represented by

/s/ Koen Hens
Koen Hens
Bedrijfsrevisor Sint-Stevens-Woluwe, 14 March 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Ambev S.A. and Subsidiaries

Sao Paulo, Brazil

We have audited the consolidated balance sheet of Ambev S.A. and subsidiaries (the “Company”) as of December 31, 2015, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Ambev S.A. and subsidiaries as of December 31, 2015, and the results of their operations and their cash flows for the year then in conformity with International Financial Reporting Standards – IFRS, as issued by the International Accounting Standards Board – IASB.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2016 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

Auditores Independentes

Sao Paulo, Brazil

March 14, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Ambev S.A. and Subsidiaries

Sao Paulo, Brazil

We have audited the internal control over financial reporting of Ambev S.A. and subsidiaries (the “Company”) as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management´s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2015 of the Company and our report dated March 14, 2016 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

Auditores Independentes

Sao Paulo, Brazil

March 14, 2016

Consolidated financial statements

Consolidated income statement

For the year ended 31 December Million US dollar, except earnings per shares in US dollar	Notes	2015	2014[1]	2013
Revenue		43 604	47 063	43 195
Cost of sales		(17 137)	(18 756)	(17 594)

Gross profit		26 467	28 307	25 601
Distribution expenses		(4 259)	(4 558)	(4 061)
Sales and marketing expenses		(6 913)	(7 036)	(5 958)
Administrative expenses		(2 560)	(2 791)	(2 539)
Other operating income/(expenses)	7	1 032	1 386	1 160

Restructuring	8	(171)	(158)	(118)
Business and asset disposal	8	524	157	30
Acquisition costs business combinations	8	(55)	(77)	(82)
Impairment of assets	8	(82)	(119)	—
Judicial settlement	8	(80)	—	—
Fair value adjustments	8	—	—	6 410

Profit from operations		13 904	15 111	20 443
Finance cost	11	(3 142)	(2 797)	(3 047)
Finance income	11	1 689	1 478	844

Net finance income/(cost)		(1 453)	(1 319)	(2 203)
Share of result of associates		10	9	294

Profit before tax		12 461	13 801	18 534
Income tax expense	12	(2 594)	(2 499)	(2 016)

Profit		9 867	11 302	16 518
Attributable to:
Equity holders of AB InBev		8 273	9 216	14 394
Non-controlling interest		1 594	2 086	2 124
Basic earnings per share	21	5.05	5.64	8.90
Diluted earnings per share	21	4.96	5.54	8.72

The accompanying notes are an integral part of these consolidated financial statements.

[1]	Reclassified to conform to the 2015 presentation.

Consolidated statement of comprehensive income

For the year ended 31 December Million US dollar	2015	2014	2013
Profit	9 867	11 302	16 518
Other comprehensive income: Items that will not be reclassified to profit or loss:
Re-measurements of post-employment benefits	45	(491)	503

	45	(491)	503
Other comprehensive income: Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(6 898)	(4 793)	(3 500)
Foreign exchange contracts recognized in equity in relation to the SABMiller proposed combination	(1 738)	—	—
Effective portion of changes in fair value of net investment hedges	(201)	33	(66)
Cash flow hedges recognized in equity	281	314	579
Removed from equity and included in profit or loss	(240)	(190)	(36)

	(8 796)	(4 636)	(3 090)
Other comprehensive income, net of tax	(8 751)	(5 127)	(2 587)
Total comprehensive income	1 116	6 175	13 931
Attributable to:
Equity holders of AB InBev	389	4 465	12 285
Non-controlling interest	727	1 710	1 646

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of financial position

As at Million US dollar	Notes	31 December 2015	31 December 2014[1]
ASSETS
Non-current assets
Property, plant and equipment	13	18 952	20 263
Goodwill	14	65 061	70 758
Intangible assets	15	29 677	29 923
Investments in associates and joint ventures		212	198
Investment securities	16	48	30
Deferred tax assets	17	1 181	1 058
Employee benefits	23	2	10
Derivatives	27H	295	507
Trade and other receivables	19	913	1 262

		116 341	124 009
Current assets
Investment securities	16	55	301
Inventories	18	2 862	2 974
Income tax receivable		687	359
Derivatives	27H	3 268	1 737
Trade and other receivables	19	4 451	4 712
Cash and cash equivalents	20	6 923	8 357
Assets held for sale		48	101

		18 294	18 541

Total assets		134 635	142 550
EQUITY AND LIABILITIES
Equity
Issued capital	21	1 736	1 736
Share premium		17 620	17 620
Reserves		(13 168)	(4 558)
Retained earnings		35 949	35 174

Equity attributable to equity holders of AB InBev		42 137	49 972
Non-controlling interest		3 582	4 285

		45 719	54 257
Non-current liabilities
Interest-bearing loans and borrowings	22	43 541	43 630
Employee benefits	23	2 725	3 050
Deferred tax liabilities	17	11 961	12 701
Derivatives	27H	315	64
Trade and other payables	26	1 241	1 006
Provisions	25	677	634

		60 460	61 085
Current liabilities
Bank overdrafts	20	13	41
Interest-bearing loans and borrowings	22	5 912	7 451
Income tax payable		669	629
Derivatives	27H	3 980	1 013
Trade and other payables	26	17 662	17 909
Provisions	25	220	165

		28 456	27 208

Total equity and liabilities		134 635	142 550

The accompanying notes are an integral part of these consolidated financial statements.

[1]	Reclassified to conform to the 2015 presentation.

Consolidated statement of changes in equity

	Attributable to equity holders of AB InBev
Million US dollar	Issued capital	Share premium	Treasury shares	Share- based payment reserves	Translation reserves	Hedging reserves	Post-employment benefits	Deferred share instrument	Retained earnings	Total	Non- controlling interest	Total equity
As per 1 January 2013	1 734	17 574	(1 000)	693	2 147	(79)	(1 434)	—	21 519	41 154	4 299	45 453
Profit	—	—	—	—	—	—	—	—	14 394	14 394	2 124	16 518
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	—	—	—	—	(3 042)	—	—	—	—	(3 042)	(524)	(3 566)
Cash flow hedges	—	—	—	—	—	534	—	—	—	534	9	543
Re-measurements of post-employment benefits	—	—	—	—	—	—	466	—	—	466	37	503
Share of other comprehensive results of associates	—	—	—	—	(67)	—	—	—	—	(67)	—	(67)
Total comprehensive income	—	—	—	—	(3 109)	534	466	—	14 394	12 285	1 646	13 931
Shares issued	1	34	—	—	—	—	—	1 500	—	1 535	—	1 535
Dividends	—	—	—	—	—	—	—	(18)	(4 788)	(4 806)	(1 019)	(5 825)
Treasury shares	—	—	126	—	—	—	—	—	—	126	—	126
Share-based payments	—	—	—	192	—	—	—	—	—	192	23	215
Scope and other changes	—	—	—	—	—	—	—	—	(121)	(121)	(6)	(127)

As per 31 December 2013	1 735	17 608	(874)	885	(962)	455	(968)	1 482	31 004	50 365	4 943	55 308

	Attributable to equity holders of AB InBev
Million US dollar	Issued capital	Share premium	Treasury shares	Share- based payment reserves	Translation reserves	Hedging reserves	Post-employment benefits	Deferred share instrument	Retained earnings	Total	Non- controlling interest	Total equity
As per 1 January 2014	1 735	17 608	(874)	885	(962)	455	(968)	1 482	31 004	50 365	4 943	55 308
Profit	—	—	—	—	—	—	—	—	9 216	9 216	2 086	11 302
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	—	—	—	—	(4 374)	—	—	—	—	(4 374)	(386)	(4 760)
Cash flow hedges	—	—	—	—	—	102	—	—	—	102	22	124
Re-measurements of post-employment benefits	—	—	—	—	—	—	(479)	—	—	(479)	(12)	(491)
Total comprehensive income	—	—	—	—	(4 374)	102	(479)	—	9 216	4 465	1 710	6 175
Shares issued	1	12	—	—	—	—	—	—	—	13	—	13
Dividends	—	—	—	—	—	—	—	(75)	(5 244)	(5 319)	(2 296)	(7 615)
Treasury shares	—	—	55	—	—	—	—	—	—	55	—	55
Share-based payments	—	—	—	195	—	—	—	—	—	195	18	213
Scope and other changes	—	—	—	—	—	—	—	—	198	198	(90)	108

As per 31 December 2014	1 736	17 620	(819)	1 080	(5 336)	557	(1 447)	1 407	35 174	49 972	4 285	54 257

	Attributable to equity holders of AB InBev
Million US dollar	Issued capital	Share premium	Treasury shares	Share- based payment reserves	Translation reserves	Hedging reserves	Post-employment benefits	Deferred share instrument	Retained earnings	Total	Non- controlling interest	Total equity
As per 1 January 2015	1 736	17 620	(819)	1 080	(5 336)	557	(1 447)	1 407	35 174	49 972	4 285	54 257
Profit	—	—	—	—	—	—	—	—	8 273	8 273	1 594	9 867
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	—	—	—	—	(6 157)	—	—	—	—	(6 157)	(942)	(7 099)
Foreign exchange contracts recognized in equity in relation to the SABMiller proposed combination	—	—	—	—	—	(1 738)	—	—	—	(1 738)	—	(1 738)
Cash flow hedges	—	—	—	—	—	(36)	—	—	—	(36)	77	41
Re-measurements of post-employment benefits	—	—	—	—	—	—	47	—	—	47	(2)	45
Total comprehensive income	—	—	—	—	(6 157)	(1 774)	47	—	8 273	389	727	1 116
Dividends	—	—	—	—	—	—	—	(103)	(7 191)	(7 294)	(1 305)	(8 599)
Treasury shares	—	—	(807)	—	—	—	—	—	—	(807)	—	(807)
Share-based payments	—	—	—	184	—	—	—	—	—	184	20	204
Scope and other changes	—	—	—	—	—	—	—	—	(307)	(307)	(145)	(452)

As per 31 December 2015	1 736	17 620	(1 626)	1 264	(11 493)	(1 217)	(1 400)	1 304	35 949	42 137	3 582	45 719

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated cash flow statement

For the year ended 31 December Million US dollar	Notes	2015	2014[1]	2013[1]
OPERATING ACTIVITIES
Profit		9 867	11 302	16 518
Depreciation, amortization and impairment	10	3 153	3 353	2 985
Impairment losses on receivables, inventories and other assets		64	108	91
Additions/(reversals) in provisions and employee benefits		324	(85)	109
Net finance cost	11	1 453	1 319	2 203
Loss/(gain) on sale of property, plant and equipment and intangible assets		(189)	4	(25)
Loss/(gain) on sale of subsidiaries, associates and assets held for sale		(362)	(219)	(85)
Revaluation of initial investment in Grupo Modelo		—	—	(6 415)
Equity-settled share-based payment expense	24	221	249	240
Income tax expense	12	2 594	2 499	2 016
Other non-cash items included in the profit		(389)	(190)	(105)
Share of result of associates		(10)	(9)	(294)

Cash flow from operating activities before changes in working capital and use of provisions		16 726	18 331	17 238
Decrease/(increase) in trade and other receivables		(138)	(371)	(25)
Decrease/(increase) in inventories		(424)	(354)	(129)
Increase/(decrease) in trade and other payables		2 348	1 540	1 020
Pension contributions and use of provisions		(449)	(458)	(653)

Cash generated from operations		18 063	18 688	17 451
Interest paid		(1 943)	(2 476)	(2 214)
Interest received		334	273	297
Dividends received		22	30	606
Income tax paid		(2 355)	(2 371)	(2 276)

CASH FLOW FROM OPERATING ACTIVITIES		14 121	14 144	13 864
INVESTING ACTIVITIES
Proceeds from sale of property, plant and equipment and of intangible assets		412	273	257
Sale of subsidiaries, net of cash disposed of	6	72	426	42
Acquisition of subsidiaries, net of cash acquired	6	(990)	(7 126)	(17 439)
Acquisition of property, plant and equipment and of intangible assets	13/15	(4 749)	(4 395)	(3 869)
Net of tax proceeds from the sale of assets held for sale		397	(65)	4 002
Net proceeds from sale/(acquisition) of investment in short-term debt securities	16	169	(187)	6 707
Net proceeds from sale/(acquisition) of other assets		(195)	15	(13)
Net repayments/(payments) of loans granted		(46)	(1)	131

CASH FLOW FROM INVESTING ACTIVITIES		(4 930)	(11 060)	(10 182)
FINANCING ACTIVITIES
Purchase of non-controlling interest	21	(296)	(92)	(99)
Net proceeds from the issue of share capital	21	5	83	73
Proceeds from borrowings		16 237	18 382	22 464
Payments on borrowings		(15 780)	(15 159)	(18 006)
Cash received for deferred shares instrument		—	—	1 500
Cash net finance (cost)/income other than interests		(481)	239	563
Share buyback		(1 000)	—	—
Dividends paid		(7 966)	(7 400)	(6 253)

CASH FLOW FROM FINANCING ACTIVITIES		(9 281)	(3 947)	242
Net increase/(decrease) in cash and cash equivalents		(90)	(863)	3 924
Cash and cash equivalents less bank overdrafts at beginning of year		8 316	9 833	7 051
Effect of exchange rate fluctuations		(1 316)	(654)	(1 142)

Cash and cash equivalents less bank overdrafts at end of period	20	6 910	8 316	9 833

The accompanying notes are an integral part of these consolidated financial statements.

[1]	Reclassified to conform to the 2015 presentation.

Notes to the consolidated financial statements

Corporate information	1

Statement of compliance	2

Summary of significant accounting policies	3

Use of estimates and judgments	4

Segment reporting	5

Acquisitions and disposals of subsidiaries	6

Other operating income/(expenses)	7

Exceptional items	8

Payroll and related benefits	9

Additional information on operating expenses by nature	10

Finance cost and income	11

Income taxes	12

Property, plant and equipment	13

Goodwill	14

Intangible assets	15

Investment securities	16

Deferred tax assets and liabilities	17

Inventories	18

Trade and other receivables	19

Cash and cash equivalents	20

Changes in equity and earnings per share	21

Interest-bearing loans and borrowings	22

Employee benefits	23

Share-based payments	24

Provisions	25

Trade and other payables	26

Risks arising from financial instruments	27

Operating leases	28

Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other	29

Contingencies	30

Related parties	31

Supplemental guarantor financial information	32

Events after the balance sheet date	33

AB InBev companies	34

1.	CORPORATE INFORMATION

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with a secondary listing on the Mexico (MEXBOL: ABI) and South Africa (JSE: ANB) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. Beer, the original social network, has been bringing people together for thousands of years and the company’s portfolio of well over 200 beer brands continues to forge strong connections with consumers. This includes global brands Budweiser®, Corona® and Stella Artois®; international brands Beck’s®, Leffe® and Hoegaarden®; and local champions Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Victoria®, Modelo Especial®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Cass® and Jupiler®. Anheuser-Busch InBev’s dedication to quality goes back to a brewing tradition of more than 600 years and the Den Hoorn brewery in Leuven, Belgium, as well as the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser Busch InBev leverages the collective strengths of more than 150 000 employees based in 26 countries worldwide. In 2015, AB InBev realized 43.6 billion US dollar revenue. The company strives to be the Best Beer Company Bringing People Together For a Better World.

The consolidated financial statements of the company for the year ended 31 December 2015 comprise the company and its subsidiaries (together referred to as “AB InBev” or the “company”) and the company’s interest in associates and joint ventures and operations.

The financial statements were authorized for issue by the Board of Directors on 24 February 2016.

2.	STATEMENT OF COMPLIANCE

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (‘IASB”) and in conformity with IFRS as adopted by the European Union up to 31 December 2015 (collectively “IFRS”). AB InBev did not early apply any new IFRS requirements that were not yet effective in 2015 and did not apply any European carve-outs from IFRS.

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

A number of new standards, amendment to standards and new interpretations became mandatory for the first time for the financial year beginning 1 January 2015, and have not been listed in these consolidated financial statements because of either their non-applicability to or their immateriality to AB InBev’s consolidated financial statements.

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

In hyperinflationary economies, re-measurement of the local currency denominated non-monetary assets, liabilities, income statement accounts as well as equity accounts is made by applying a general price index. These re-measured accounts are used for conversion into US dollar at the closing exchange rate. AB InBev did not operate in hyperinflationary economies in 2014 and 2015.

EXCHANGE RATES

The most important exchange rates that have been used in preparing the financial statements are:

	Closing rate			Average rate
1 US dollar equals:	2015	2014	2013	2015	2014	2013
Argentinean peso	13.004955	8.552034	6.518027	9.101728	8.119265	5.446585
Brazilian real	3.904803	2.656197	2.342604	3.259601	2.348760	2.157419
Canadian dollar	1.388446	1.158305	1.063810	1.270237	1.099011	1.030040
Chinese yuan	6.485535	6.206895	6.054043	6.256495	6.165793	6.155014
Euro	0.918527	0.823655	0.725111	0.899096	0.747695	0.755485
South Korean won	1 176.09	1 090.93	—	1 129.52	1 045.73	—
Mexican peso	17.206357	14.718112	13.084394	15.730837	13.224411	12.836159
Pound sterling	0.674152	0.641544	0.604525	0.653179	0.605515	0.640409
Russian ruble	72.881615	56.256744	32.729000	59.186097	36.741769	31.859528
Ukrainian hryvnia	24.000600	15.768560	7.993022	21.493019	11.426006	7.993027

(G)	INTANGIBLE ASSETS

RESEARCH AND DEVELOPMENT

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in the income statement as an expense as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if the product or process is technically and commercially feasible, future economic benefits are probable and the company has sufficient resources to complete development. The expenditure capitalized includes the cost of materials, direct labor and an appropriate proportion of overheads. Other development expenditure is recognized in the income statement as an expense as incurred. Capitalized development expenditure is stated at cost less accumulated amortization (see below) and impairment losses (refer to accounting policy P).

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

AMORTIZATION

Intangible assets with a finite life are amortized using the straight-line method over their estimated useful lives. Licenses, brewing, supply and distribution rights are amortized over the period in which the rights exist. Brands are considered to have an indefinite life unless plans exist to discontinue the brand. Discontinuance of a brand can be either through sale or termination of marketing support. When AB InBev purchases distribution rights for its own products the life of these rights is considered indefinite, unless the company has a plan to discontinue the related brand or distribution. Software and capitalized development costs related to technology are amortized over 3 to 5 years.

Brands are deemed intangible assets with indefinite useful lives and, therefore, are not amortized but tested for impairment on an annual basis (refer to accounting policy P).

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

The company applies the acquisition method of accounting to account for acquisitions of businesses. The cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred and equity instruments issued. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date. The excess of the cost of the acquisition over the company’s interest in the fair value of the identifiable net assets acquired is recorded as goodwill.

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

In conformity with IFRS 3 Business Combinations, goodwill is stated at cost and not amortized but tested for impairment on an annual basis and whenever there is an indicator that the cash generating unit to which goodwill has been allocated, may be impaired (refer to accounting policy P).

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

Property, plant and equipment is measured at cost less accumulated depreciation and impairment losses (refer to accounting policy P). Cost includes the purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management (e.g. nonrefundable tax and transport cost). The cost of a self-constructed asset is determined using the same principles as for an acquired asset. The depreciation methods, residual value, as well as the useful lives are reassessed and adjusted if appropriate, annually.

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

Leases of property, plant and equipment where the company assumes substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are recognized as assets and liabilities (interest-bearing loans and borrowings) at amounts equal to the lower of the fair value of the leased property and the present value of the minimum lease payments at inception of the lease. Amortization and impairment testing for depreciable leased assets is the same as for depreciable assets that are owned (refer to accounting policies J and P).

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

Tax claims are recorded within provisions on the balance sheet (refer to accounting policy R).

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

FINANCE INCOME

Finance income comprises interest received or receivable on funds invested, dividend income, foreign exchange gains, losses on currency hedging instruments offsetting currency gains, gains on hedging instruments that are not part of a hedge accounting relationship, gains on financial assets classified as trading as well as any gains from hedge ineffectiveness (refer to accounting policy Z).

Interest income is recognized as it accrues (taking into account the effective yield on the asset) unless collectability is in doubt.

DIVIDEND INCOME

Dividend income is recognized in the income statement on the date that the dividend is declared.

(Y)	EXPENSES

FINANCE COSTS

Finance costs comprise interest payable on borrowings, calculated using the effective interest rate method, foreign exchange losses, gains on currency hedging instruments offsetting currency losses, results on interest rate hedging instruments, losses on hedging instruments that are not part of a hedge accounting relationship, losses on financial assets classified as trading, impairment losses on available-for-sale financial assets as well as any losses from hedge ineffectiveness (refer to accounting policy Z).

All interest costs incurred in connection with borrowings or financial transactions are expensed as incurred as part of finance costs. Any difference between the initial amount and the maturity amount of interest bearing loans and borrowings, such as transaction costs and fair value adjustments, are recognized in the income statement (in accretion expense) over the expected life of the instrument on an effective interest rate basis (refer to accounting policy U). The interest expense component of finance lease payments is also recognized in the income statement using the effective interest rate method.

RESEARCH AND DEVELOPMENT, ADVERTISING AND PROMOTIONAL COSTS AND SYSTEMS DEVELOPMENT COSTS

Research, advertising and promotional costs are expensed in the year in which these costs are incurred. Development costs and systems development costs are expensed in the year in which these costs are incurred if they do not meet the criteria for capitalization (refer to accounting policy G).

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

(DD) RECENTLY ISSUED IFRS

To the extent that new IFRS requirements are expected to be applicable in the future, they have been listed hereafter. For the year ended 31 December 2015 they have not been applied in preparing these consolidated financial statements.

IFRS 9 Financial Instruments, effective for annual periods beginning on or after 1 January 2018. Early application is permitted.

IFRS 15 Revenue from Contracts with Customers, effective for annual periods beginning on or after 1 January 2018. Early application is permitted.

IFRS 16 Leases, effective for annual periods beginning on or after 1 January 2019. Early application is permitted for companies that also apply IFRS 15.

Other Standards, Interpretations and Amendments to Standards

A number of other amendments to standards are effective for annual periods beginning after 1 January 2015, and have not been listed above because of either their non-applicability to or their immateriality to AB InBev’s consolidated financial statements.

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

In preparing these consolidated financial statements, the significant judgments made by management in applying the company’s accounting policies and the key sources of estimating uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended 31 December 2014.

5.	SEGMENT REPORTING

Segment information is presented by geographical segments, consistent with the information that is available and evaluated regularly by the chief operating decision maker. AB InBev operates its business through seven business segments. Regional and operating company management is responsible for managing performance, underlying risks, and effectiveness of operations. Internally, AB InBev’s management uses performance indicators such as normalized profit from operations (normalized EBIT) and normalized EBITDA as measures of segment performance and to make decisions regarding allocation of resources. These measures are reconciled for the company, to profit in the table presented (figures may not add due to rounding).

All figures in the tables below are stated in million US dollar, except volume (million hls) and Normalized EBITDA margin (in %).

	North America			Mexico			Latin America North			Latin America South			Europe
	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013

Volume	118	121	122	42	39	22	123	125	120	36	37	37	43	44	46

Revenue	15 603	16 093	16 023	3 951	4 619	2 769	9 096	11 269	11 010	3 458	2 961	3 269	4 012	4 865	4 932

Normalized EBITDA	6 172	6 820	6 728	2 007	2 186	1 281	4 709	5 742	5 858	1 588	1 352	1 491	1 090	1 343	1 311
Normalized EBITDA margin %	39.6%	42.4%	42.0%	50.8%	47.3%	46.3%	51.8%	51.0%	53.2%	45.9%	45.6%	45.6%	27.2%	27.6%	26.6%

Depreciation, amortization and impairment	(754)	(752)	(796)	(337)	(395)	(226)	(689)	(764)	(707)	(196)	(177)	(180)	(343)	(437)	(491)

Normalized profit from operations (EBIT)	5 418	6 068	5 932	1 670	1 791	1 054	4 020	4 979	5 151	1 392	1 175	1 311	748	906	819

Exceptional items (refer Note 8)	102	(5)	(5)	30	(105)	(54)	(84)	(21)	(6)	(12)	(12)	(5)	70	(132)	(37)

Profit from operations (EBIT)	5 520	6 063	5 927	1 700	1 685	1 000	3 937	4 957	5 145	1 380	1 163	1 306	818	774	782

Net finance income/(cost)
Share of results of associates
Income tax expense

Profit/(loss)

Segment assets (non-current)	61 870	61 693	62 065	21 615	25 129	28 658	11 357	14 553	15 099	2 435	2 645	2 785	4 316	4 875	6 130
Gross capex	1 112	542	588	496	439	202	1 056	1 464	1 415	507	385	299	466	445	434

	Asia Pacific			Global Export and Holding Companies			Consolidated
	2015	2014	2013	2015	2014	2013	2015	2014	2013

Volume	88	83	66	7	10	12	457	459	426

Revenue	5 555	5 040	3 354	1 929	2 216	1 839	43 604	47 063	43 195

Normalized EBITDA	1 349	1 067	546	(75)	33	(25)	16 839	18 542	17 188
Normalized EBITDA margin %	24.3%	21.2%	16.3%	—	—	—	38.6%	39.4%	39.8%

Depreciation, amortization and impairment	(606)	(550)	(419)	(148)	(161)	(165)	(3 071)	(3 234)	(2 985)

Normalized profit from operations (EBIT)	742	517	127	(223)	(128)	(191)	13 768	15 308	14 203

Exceptional items (refer Note 8)	90	(85)	(26)	(61)	165	6 372	136	(197)	6 240

Profit from operations (EBIT)	833	432	101	(283)	37	6 181	13 904	15 111	20 443

Net finance income/(cost)							(1 453)	(1 319)	(2 203)
Share of results of associates							10	9	294
Income tax expense							(2 594)	(2 499)	(2 016)

Profit/(loss)							9 867	11 302	16 518

Segment assets (non-current)	12 761	13 053	5 957	1 987	2 062	2 282	116 341	124 009	122 976
Gross capex	1 166	987	817	225	80	84	5 028	4 342	3 839

For the period ended 31 December 2015, net revenue from the beer business amounted to 40 595m US dollar (2014: 43 116m US dollar; 2013: 39 080m US dollar) while the net revenue from the non-beer business (soft drinks and other business) accounted for 3 009m US dollar (2014: 3 947m US dollar; 2013: 4 115m US dollar). On the same basis, net revenue from external customers attributable to AB InBev’s country of domicile (Belgium) and non-current assets located in the country of domicile represented 690m US dollar and 1 169m US dollar (2014: 896m US dollar; 2013: 880m US dollar), respectively.

6.	ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES

The table below summarizes the impact of acquisitions on the Statement of financial position and cash flows of AB InBev for 31 December 2015 and 2014:

Million US dollar	2015 Acquisitions	2014 Acquisitions	2015 Disposal	2014 Disposal

Non-current assets
Property, plant and equipment	121	947	(51)	—
Intangible assets	270	1 255	(19)	—
Trade and other receivables	—	47	—	—
Deferred tax assets	—	56	—	—

Current assets
Inventories	20	113	(1)	—
Trade and other receivables	40	323	—	—
Cash and cash equivalents	14	257	—	—
Assets held for sale	—	—	1	(365)

Non-controlling interest	—	—	—	—

Non-current liabilities
Interest-bearing loans and borrowings	(7)	(513)	—	—
Trade and other payables	(45)	(187)	—	—
Employee benefits	—	(31)	1	—
Deferred tax liabilities	(7)	(306)	—	—
Provisions	—	—	(3)	—

Current liabilities
Bank overdraft	—	(3)	—	—
Interest-bearing loans and borrowings	(3)	(96)	—	—
Income tax payable	—	(107)	—	—
Trade and other payables	(12)	(853)	—	—

Net identifiable assets and liabilities	391	902	(72)	(365)

Goodwill on acquisitions	288	5 307	—	—
Loss/(gain) on disposal	—	—	(21)	(196)
Consideration to be paid	(25)	—	—	52
Net cash paid on prior years acquisitions	485	1 021	—	—

Consideration paid/(received), satisfied in cash	1 139	7 226	(93)	(509)

Cash (acquired)/ disposed of	(14)	(254)	—	24

Net cash outflow / (inflow)	1 125	6 976	(93)	(485)

2015 ACQUISITIONS AND DISPOSALS

During 2015, the company undertook a series of acquisitions and disposals with no significant impact in the company’s consolidated income statement.

During 2015, AB InBev performed a mandatory tender offer and purchased all outstanding Grupo Modelo’s shares held by third parties for a total consideration of 483m US dollar. Following the tender offer, Modelo became a wholly owned subsidiary of AB InBev and Modelo was delisted. An amount of 2m US dollar was recognized as restricted cash for the outstanding consideration payable to former Modelo’s shareholders who did not yet claim their proceeds.

2014 ACQUISITIONS

The following transactions took place in 2014:

Oriental Brewery acquisition

On 1 April 2014, AB InBev completed the acquisition of Oriental Brewery (“OB”), the leading brewer in South Korea. The acquisition returned OB to the AB InBev portfolio, after AB InBev sold the company in July 2009, following the combination of InBev and Anheuser-Busch, in support of the company’s deleveraging commitment.

The enterprise value for the transaction was 5.8 billion US dollar, and as a result of an agreement entered into in 2009, AB InBev also received approximately 320m US dollar in cash at closing from this transaction, subjected to closing adjustments according to the terms of the transaction.

The transaction resulted in 4.3 billion US dollar of goodwill allocated primarily to the Korean business. The majority of the intangible asset valuation related to brands with indefinite life. These mainly include the Cass brand family and have been fair valued for a total amount of 1.1 billion US dollar.

A deferred tax liability has been accrued on most fair value adjustments considering a tax rate of 24.2%.

2014 Other acquisitions

In 2014, AB InBev completed the acquisition of the Siping Ginsber Draft Beer Co., Ltd. (“Ginsber”), which owns the Ginsber brand in China, as well as the acquisition of three breweries in China. The aggregate purchase price of such transactions was approximately 868m US dollar.

2014 DISPOSALS

During 2014, AB InBev collected 197m US dollar proceeds from prior years’ sale of the Central European operations to CVC Capital Partners.

During 2014, AB InBev sold its investment in the company Comercio y Distribución Modelo (“Extra”) and AB InBev completed the sale of its glass production plant and other assets located in Piedras Negras, Coahuila, Mexico, to affiliates of Constellation Brands Inc. The result of such sales was recorded as a exceptional item – see Note 8 Exceptional items.

7.	OTHER OPERATING INCOME/(EXPENSES)

Million US dollar	2015	2014	2013

Government grants	668	697	614
License income	73	123	125
Net (additions to)/reversals of provisions	(31)	(10)	(31)
Net gain on disposal of property, plant and equipment, intangible assets and assets held for sale	20	5	32
Net rental and other operating income	302	573	420

	1 032	1 387	1 160

Research expenses as incurred	207	217	185

The government grants relate primarily to fiscal incentives given by certain Brazilian states and Chinese provinces, based on the company’s operations and developments in those regions.

Net rental and other operating income decreased from 573m US dollar in 2014 to 302m US dollar in 2015. This decrease results mainly from a 2014 one-time positive accounting adjustment of 223m US dollar, following an actuarial reassessment of future liabilities under the company’s post-retirement healthcare benefit plans in the US.

In 2015, the company expensed 207m US dollar in research, compared to 217m US dollar in 2014 and 185m US dollar in 2013. Part of this was expensed in the area of market research, but the majority is related to innovation in the areas of process optimization especially as it pertains to capacity, new product developments and packaging initiatives.

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

The exceptional items included in the income statement are as follows:

Million US dollar	2015	2014[1]	2013

Restructuring	(171)	(158)	(118)
Fair value adjustments	—	—	6 410
Acquisition costs business combinations	(55)	(77)	(82)
Business and asset disposal	524	157	30
Impairment of assets	(82)	(119)	—
Judicial settlement	(80)	—	—

Impact on profit from operations	136	(197)	6 240

The exceptional restructuring charges for 2015 total (171)m US dollar. These charges primarily relate to the integration of Grupo Modelo and to organizational alignments in North America and Europe. These changes aim to eliminate overlap or duplicated processes, taking into account the right match of employee profiles with the new organizational requirements. These one-time expenses, as a result of the series of decisions, provide the company with a lower cost base in addition to a stronger focus on AB InBev’s core activities, quicker decision-making and improvements to efficiency, service and quality.

Business and asset disposals resulted in a net gain of 524m US dollar as per 31 December 2015. This gain consists primarily of gains on property sales, and compensation for the termination agreements with Crown imports for the distribution of Grupo Modelo products thought the company’s wholly owned distributors in the US, and with Monster for the distribution of its brands through the Anheuser-Busch distribution system.

During 2015, the group incurred 50m US dollar impairment losses related to goodwill and other assets in respect of its operations in Ukraine and impaired a non-core brand for an amount of 32m US dollar.

[1]	Reclassified to conform to the 2015 presentation.

Acquisition costs of business combinations amount to (55)m US dollar by the end of December 2015, primarily related to costs incurred in relation to the proposed combination with SABMiller.

The judicial settlement relates to the agreement reached between CADE, the Brazilian Antitrust Authority and Ambev, regarding the “Tô Contigo” customer loyalty program - see Note 30 Contingencies.

The exceptional restructuring charges for the period ended 31 December 2014 total 158m US dollar. These charges primarily relate to the integration of Grupo Modelo and to organizational alignments in Asia Pacific and Europe.

Acquisition costs of business combinations amount to (77)m US dollar by the end of December 2014 primarily relating to cost incurred for the acquisition of OB that closed on 1 April 2014 – see also Note 6 Acquisitions and disposals of subsidiaries

The business and asset disposals resulted in a net gain of 157m US dollar as per 31 December 2014 mainly attributable to the additional proceeds from the sale of the Central European operations to CVC Capital Partners and the disposal of Extra and the glass production plant located in Piedras Negras, Coahuila, Mexico – see also Note 6 Acquisitions and disposals of subsidiaries.

Impairment of assets for the period ended 31 December 2014 mainly relate to the closure of the Angarsk and Perm breweries in Russia.

The 2013 exceptional restructuring charges of (118)m US dollar related primarily to the integration of Grupo Modelo, the integration of Cervecería Nacional Dominicana S.A. and to organizational alignments in China, Europe, North America, and Latin America. 2013 acquisition costs of business combinations amount to (82)m US dollar related to cost incurred for the combination with Grupo Modelo and the acquisition of four breweries in China on 27 April 2013. The fair value adjustments recognized in 2013 for a total of 6 410m US dollar mainly related to non-cash impact of revaluing the initial investment held in Grupo Modelo and the recycling to the consolidated income statement of amounts related to the investment, previously recognized in the consolidated statement of comprehensive income in line with IFRS 3. The company also incurred exceptional finance cost of (214)m US dollar for the period ended 31 December 2015 (31 December 2014: 509m US dollar; 2013: 283m US dollar) - see Note 11 Finance cost and income.

All the above amounts are before income taxes. The exceptional income taxes as of 31 December 2015 increased income taxes by (201)m US dollar (31 December 2014: 25m US dollar decrease of income taxes and 2013: (70)m US dollar increase of income taxes). Exceptional income taxes include (105)m US dollar related to unfavorable tax claims in Korea related to the period prior to OB acquisition.

Non-controlling interest on the exceptional items amounts to 39m US dollar for the period ended 31 December 2015 (31 December 2014: 14m US dollar; 2013: 5m US dollar).

9.	PAYROLL AND RELATED BENEFITS

Million US dollar	2015	2014	2013

Wages and salaries	(3 706)	(3 844)	(4 137)
Social security contributions	(633)	(663)	(722)
Other personnel cost	(648)	(682)	(807)
Pension expense for defined benefit plans	(212)	206	(141)
Share-based payment expense	(225)	(251)	(243)
Contributions to defined contribution plans	(90)	(145)	(117)

	(5 514)	(5 379)	(6 167)

Number of full time equivalents (FTE)	152 321	154 029	154 587

The number of full time equivalents can be split as follows:

	2015	2014	2013

AB InBev NV (parent company)	191	185	184
Other subsidiaries	152 130	153 844	152 441
Proportionally consolidated entities	—	—	1 962

	152 321	154 029	154 587

Effective 1 January 2014, the company discontinued the proportional consolidation of certain operations – see also Note 4 Use of estimates and judgments.

10.	ADDITIONAL INFORMATION ON OPERATING EXPENSES BY NATURE

Depreciation, amortization and impairment charges are included in the following line items of the 2015 income statement:

Million US dollar	Depreciation and impairment of property, plant and equipment	Amortization and impairment of intangible assets	Impairment of goodwill

Cost of sales	2 122	17	—
Distribution expenses	122	1	—
Sales and marketing expenses	285	173	—
Administrative expenses	170	177	—
Other operating expenses	4	—	—
Exceptional items	12	32	38

	2 715	400	38

Depreciation, amortization and impairment charges were included in the following line items of the 2014 income statement:

Million US dollar	Depreciation and impairment of property, plant and equipment	Amortization and impairment of intangible assets	Impairment of goodwill

Cost of sales	2 258	12	—
Distribution expenses	127	1	—
Sales and marketing expenses	292	189	—
Administrative expenses	170	180	—
Other operating expenses	—	5	—
Exceptional items	119	—	—

	2 967	388	—

Depreciation, amortization and impairment charges were included in the following line items of the 2013 income statement:

Million US dollar	Depreciation and impairment of property, plant and equipment	Amortization and impairment of intangible assets	Impairment of goodwill

Cost of sales	2 123	10	—
Distribution expenses	117	1	—
Sales and marketing expenses	253	194	—
Administrative expenses	146	132	—
Other operating expenses	2	7	—
Exceptional items	—	—	—

	2 641	344	—

The depreciation, amortization and impairment of property, plant and equipment included a full-cost reallocation of 3m US dollar in 2015 from the aggregate depreciation, amortization and impairment expense to cost of goods sold (2014 and 2013: 4m US dollar).

11.	FINANCE COST AND INCOME

RECOGNIZED IN PROFIT OR LOSS

FINANCE COSTS

Million US dollar	2015	2014	2013

Interest expense	(1 833)	(2 008)	(2 043)
Capitalization of borrowing costs	28	39	38
Net interest on net defined benefit liabilities	(118)	(124)	(156)
Accretion expense	(326)	(364)	(360)
Net foreign exchange losses (net of the effect of foreign exchange derivative instruments)	—	—	(295)
Tax on financial transactions	(61)	(36)	(47)
Other financial costs, including bank fees	(107)	(304)	(184)

	(2 417)	(2 797)	(3 047)

Exceptional finance cost	(725)	—	(101)

	(3 142)	(2 797)	(3 148)

Finance costs, excluding exceptional items, decreased by 380m US dollar from prior year mainly driven by lower interest expenses and other financial costs. 2014 finance costs, excluding exceptional items, decreased by 250m US dollar from prior year mainly driven by lower net foreign exchange losses.

Borrowing costs capitalized relate to the capitalization of interest expenses directly attributable to the acquisition and construction of qualifying assets mainly in Brazil and China. Interests are capitalized at a borrowing rate ranging from 4% to 8%.

In the light of the announced proposed combination with SABMiller, AB InBev recognized exceptional expenses of 725m US dollar, of which:

•	688m US dollar as a result of derivative foreign exchange forward contracts entered into with respect to 45 billion pound sterling purchase price, for which a portion of the hedges could not qualify for hedge accounting– see also Note 27 Risks arising from financial instruments;

•	19m US dollar related to commitment fees for the 2015 Committed Senior Acquisition Facilities Agreement and other expenses. Such commitment fees accrue and are payable periodically on any undrawn but available funds under these facilities. See also Note 22 Interest-bearing loans and borrowings and

•	18m US dollar exceptional finance costs resulting from mark-to market adjustments on derivative instruments entered into to hedge the shares to be issued in relation to the proposed combination– see also Note 27 Risks arising from financial instruments.

Interest expense is presented net of the effect of interest rate derivative instruments hedging AB InBev’s interest rate risk – see also Note 27 Risks arising from financial instruments.

FINANCE INCOME

Million US dollar	2015	2014	2013

Interest income	339	335	286
Net foreign exchange gains (net of the effect of foreign exchange derivative instruments)	378	319	—
Net gains on hedging instruments that are not part of a hedge accounting relationship	399	275	186
Other financial income	62	40	89

	1 178	969	561

Exceptional finance income	511	509	384

	1 689	1 478	945

Finance income, excluding exceptional items, increased by 209m US dollar mainly as a result of net foreign exchange gains on US dollar cash held in Mexico and the mark-to-market result on certain derivatives related to the hedging of share-based payment programs which reached net gains of 844m US dollar in 2015 (2014: 711m US dollar income; 2013: 456m US dollar income).

Exceptional finance income for the period ended 31 December 2015 was 511m US dollar resulting from mark-to market adjustments on derivative instruments entered into to hedge the deferred share instrument issued in a transaction related to the combination with Grupo Modelo (31 December 2014: 509m US dollar income). By 31 December 2015, 100% of the deferred share instrument had been hedged at an average price of approximately 68 euro per share. See also Note 21 Changes in equity and earnings per share.

No interest income was recognized on impaired financial assets.

The interest income stems from the following financial assets:

Million US dollar	2015	2014	2013

Cash and cash equivalents	254	227	209
Investment debt securities held for trading	37	33	21
Other loans and receivables	48	75	56

	339	335	286

The interest income on other loans and receivables includes the interest accrued on cash deposits given as guarantees for certain legal proceedings pending resolution.

For further information on instruments hedging AB InBev’s foreign exchange risk see Note 27 Risks arising from financial instruments.

12.	INCOME TAXES

Income taxes recognized in the income statement can be detailed as follows:

Million US dollar	2015	2014	2013

Current tax expense
Current year	(2 300)	(2 332)	(2 130)
(Underprovided)/overprovided in prior years	(95)	18	132

	(2 395)	(2 314)	(1 998)

Deferred tax (expense)/income
Origination and reversal of temporary differences	(242)	(293)	(174)
(Utilization)/recognition of deferred tax assets on tax losses	3	96	153
Recognition of previously unrecognized tax losses	40	12	3

	(199)	(185)	(18)

Total income tax expense in the income statement	(2 594)	(2 499)	(2 016)

The reconciliation of the effective tax rate with the aggregated weighted nominal tax rate can be summarized as follows:

Million US dollar	2015	2014	2013

Profit before tax	12 461	13 801	18 534
Deduct share of result of associates	10	9	294

Profit before tax and before share of result of associates	12 451	13 792	18 240

Adjustments on taxable basis
One-time events related to the Grupo Modelo combination			(6 577)
Foreign source income	(969)	(523)	(679)
Government incentives	(948)	(701)	(638)
Taxable intercompany dividends	173	331	135
Expenses not deductible for tax purposes	1 559	1 186	801
Other non-taxable income	(165)	(530)	(649)

	12 101	13 555	10 633

Aggregated weighted nominal tax rate	30.5%	31.6%	33.3%

Tax at aggregated weighted nominal tax rate	(3 687)	(4 288)	(3 545)

Adjustments on tax expense
Utilization of tax losses not previously recognized	32	93	16
Recognition of deferred tax assets on previous years’ tax losses	40	12	3
Write-down of deferred tax assets on tax losses and current year losses for which no deferred tax asset is recognized	(195)	(151)	(74)
(Underprovided)/overprovided in prior years	(95)	18	132
Deductions from interest on equity	643	971	610
Deductions from goodwill	66	113	264
Other tax deductions	1 033	1 006	746
Change in tax rate	12	46	116
Withholding taxes	(450)	(436)	(425)
Other tax adjustments	7	117	141

	(2 594)	(2 499)	(2 016)

Effective tax rate	20.8%	18.1%	11.1%

The total income tax expense amounts to 2 594m US dollar in 2015 compared to 2 499m US dollar in 2014. The effective tax rate increase from 18.1% to 20.8% from 2014 to 2015 (2013: 11.1%), mainly resulting from non-deducible foreign exchange losses from certain derivatives entered into in relation to the proposed combination with SABMiller that could not qualify for hedge accounting under IFRS rules, as well as unfavorable outcome of tax claims and uncertain tax positions. Changes in country profit mix are also impacting the effective tax rate. Please refer to Note 27 Risks arising from financial instruments and Note 8 Exceptional items.

The Company benefits from tax exempted income and tax credits which are expected to continue in the future, except for the tax deductibility of existing goodwill in Brazil, which will expire in 2017. The Company does not have significant benefits coming from low tax rates in any particular jurisdiction.

Income taxes were directly recognized in other comprehensive income as follows:

Million US dollar	2015	2014	2013

Income tax (losses)/gains
Re-measurements of post-employment benefits	(37)	308	(289)
Cash flow and net investment hedges	930	24	(4)

	893	332	(293)

13.	PROPERTY, PLANT AND EQUIPMENT

	2015					2014
Million US dollar	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total	Total

Acquisition cost
Balance at end of previous year	9 988	22 471	3 338	1 688	37 485	38 107
Effect of movements in foreign exchange	(1 111)	(3 024)	(608)	(304)	(5 047)	(3 620)
Acquisitions	255	1 410	287	2 324	4 276	3 810
Acquisitions through business combinations	47	49	11	14	121	950
Disposals	(116)	(914)	(173)	(3)	(1 206)	(1 188)
Disposals through the sale of subsidiaries	(63)	(105)	(16)	—	(184)	(419)
Transfer (to)/from other asset categories and other movements[1]	239	1 088	343	(1 786)	(116)	(156)

Balance at end of the period	9 239	20 975	3 182	1 933	35 329	37 485

Depreciation and impairment losses
Balance at end of previous year	(2 826)	(12 240)	(2 156)	—	(17 222)	(17 218)
Effect of movements in foreign exchange	336	1 666	384	—	2 386	1 915
Disposals	69	784	158	—	1 011	918
Disposals through the sale of subsidiaries	36	87	10	—	133	119
Depreciation	(375)	(1 897)	(398)	—	(2 670)	(2 808)
Impairment losses	—	(45)	(3)	—	(48)	(163)
Transfer to/(from) other asset categories and other movements[1]	15	32	(14)	—	33	16

Balance at end of the period	(2 745)	(11 613)	(2 019)	—	(16 377)	(17 222)

Carrying amount
at 31 December 2014	7 162	10 231	1 182	1 688	20 263	20 263
at 31 December 2015	6 494	9 362	1 163	1 933	18 952	—

The carrying amount of property, plant and equipment subject to restrictions on title amounts to 21m US dollar.

Contractual commitments to purchase property, plant and equipment amounted to 750m US dollar as at 31 December 2015 (2014: 647m US dollar). The increase results from projects mainly in Mexico and North America.

LEASED ASSETS

The company leases land and buildings as well as equipment under a number of finance lease agreements. The carrying amount as at 31 December 2015 of leased land and buildings was 141m US dollar (2014: 151m US dollar).

14.	GOODWILL

Million US dollar	2015	2014

Acquisition cost
Balance at end of previous year	70 765	69 933
Effect of movements in foreign exchange	(5 956)	(4 410)
Purchases of non-controlling interest	2	(5)
Disposals through the sale of subsidiaries	—	(60)
Acquisitions through business combinations	288	5 307

Balance at end of year	65 099	70 765

Impairment losses
Balance at end of previous year	(7)	(7)
Impairment losses	(38)	—
Effect of movements in foreign exchange and other movements	7	—

Balance at end of year	(38)	(7)

Carrying amount
at 31 December 2014	70 758	70 758
at 31 December 2015	65 061	—

During 2015, the group incurred 38m US dollar goodwill impairment loss in respect of its operations in Ukraine as a result of the country’s continued political instability and deteriorating macroeconomic conditions – see Note 8 Exceptional items.

In 2014, acquisitions through business combinations primarily reflect the OB acquisition in South Korea and the acquisition of Ginsber and three breweries in China. The 2014 disposals relate to the sale of the glass production plant in Mexico.

[1]	The transfer (to)/from other asset categories and other movements mainly relates to transfers from assets under construction to their respective asset categories, to contributions of assets to pension plans and to the separate presentation in the balance sheet of property, plant and equipment held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations.

The carrying amount of goodwill was allocated to the different business unit levels as follows:

Million US dollar Business unit	2015	2014

USA	32 831	32 718
Mexico	14 630	17 100
Brazil	4 613	6 764
South Korea	3 739	4 031
China	2 901	3 031
Canada	1 583	1 786
Germany/Italy/Switzerland/Austria	1 212	1 352
Dominican Republic	1 024	1 040
Argentina and other Hispanic Latin America countries	899	1 031
Global Export/Spain/Czech Republic	603	679
UK/Ireland	559	588
Russia/Ukraine	385	547
Belgium/Netherlands/France/Luxemburg	82	91

	65 061	70 758

AB InBev completed its annual impairment test for goodwill and concluded, based on the assumptions described below, that exception made for its operations in Ukraine, no impairment charge was warranted.

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

Goodwill impairment testing relies on a number of critical judgments, estimates and assumptions. Goodwill, which accounted for approximately 48% of AB InBev’s total assets as at 31 December 2015, is tested for impairment at the business unit level (that is one level below the reporting segments). The business unit level is the lowest level at which goodwill is monitored for internal management purposes. Whenever a business combination occurs, goodwill is allocated as from the acquisition date, to each of AB InBev’s business units that are expected to benefit from the synergies of the combination.

AB InBev’s impairment testing methodology is in accordance with IAS 36, in which fair-value-less-cost-to-sell and value in use approaches are taken into consideration. This consists in applying a discounted free cash flow approach based on acquisition valuation models for its major business units and the business units showing a high invested capital to EBITDA multiple, and valuation multiples for its other business units.

The key judgments, estimates and assumptions used in the discounted free cash flow calculations are generally as follows:

•	The first year of the model is based on management’s best estimate of the free cash flow outlook for the current year;

•	In the second to fourth year of the model, free cash flows are based on AB InBev’s strategic plan as approved by key management. AB InBev’s strategic plan is prepared per business unit and is based on external sources in respect of macro-economic assumptions, industry, inflation and foreign exchange rates, past experience and identified initiatives in terms of market share, revenue, variable and fixed cost, capital expenditure and working capital assumptions;

•	For the subsequent six years of the model, data from the strategic plan is extrapolated generally using simplified assumptions such as constant volumes and variable cost per hectoliter and fixed cost linked to inflation, as obtained from external sources;

•	Cash flows after the first ten-year period are extrapolated generally using expected annual long-term consumer price indices (CPI), based on external sources, in order to calculate the terminal value, considering sensitivities on this metric. For the three main cash generating units, the terminal growth rate applied ranged between 0.0% and 2.4% for the US; 0.0% and 3.4% for Brazil and 0.0% and 2.6% for Mexico;

•	Projections are made in the functional currency of the business unit and discounted at the unit’s weighted average cost of capital (WACC), considering sensitivities on this metric. The WACC ranged primarily between 7% and 17% in US dollar nominal terms for goodwill impairment testing conducted for 2015. For the three main cash generating units, the WACC applied in US dollar nominal terms ranged between 7% and 9% for the US, 9% and 11% for Brazil, and 8% and 10% for Mexico.

•	Cost to sell is assumed to reach 2% of the entity value based on historical precedents.

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

15.	INTANGIBLE ASSETS

	2015					2014
Million US dollar	Brands	Commercial intangibles	Software	Other	Total	Total

Acquisition cost
Balance at end of previous year	28 070	1 803	1 425	582	31 880	31 131
Effect of movements in foreign exchange	(888)	(128)	(197)	(54)	(1 267)	(1 026)
Acquisitions through business combinations	29	210	—	31	270	1 256
Acquisitions and expenditures	308	424	144	142	1 018	532
Disposals through the sales of subsidiaries	(17)	(3)	—	—	(20)	(10)
Disposals	—	(82)	(9)	(17)	(108)	(37)
Transfer (to)/from other asset categories and other movements	(76)	3	36	(17)	(54)	34

Balance at end of period	27 426	2 227	1 399	667	31 719	31 880

Amortization and impairment losses
Balance at end of previous year	—	(932)	(955)	(70)	(1 957)	(1 793)
Effect of movements in foreign exchange	—	100	133	5	238	194
Amortization	—	(176)	(177)	(15)	(368)	(384)
Impairment losses	(32)	—	—	—	(32)	(4)
Disposals through the sales of subsidiaries	—	2	—	—	2	1
Disposals	—	59	9	9	77	29
Transfer to/(from) other asset categories and other movements	—	(7)	3	2	(2)	—

Balance at end of period	(32)	(954)	(987)	(69)	(2 042)	(1 957)

Carrying value
at 31 December 2014[1]	28 070	871	470	512	29 923	29 923
at 31 December 2015	27 394	1 273	412	598	29 677	—

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

Intangible assets with indefinite useful lives are comprised primarily of brands and certain distribution rights that AB InBev purchases for its own products, and are tested for impairment during the fourth quarter of the year or whenever a triggering event has occurred. As of 31 December 2015, the carrying amount of the intangible assets amounted to 29 677m US dollar (31 December 2014: 29 923m US dollar) of which 27 722m US dollar was assigned an indefinite useful life (31 December 2014: 28 159m US dollar) and 1 955m US dollar a finite life (31 December 2014: 1 764m US dollar).

The carrying amount of intangible assets with indefinite useful lives was allocated to the different countries as follows:

Million US dollar Country	2015	2014

USA	21 484	21 468
Mexico	3 503	4 091
South Korea	960	1 035
Dominican Republic	598	386
China	399	417
Paraguay	153	186
Bolivia	171	171
Argentina	111	169
UK	102	107
Other countries	241	129

	27 722	28 159

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

[1]	Reclassified to conform to the 2015 presentation.

16.	INVESTMENT SECURITIES

Million US dollar	2015	2014[1]

Non-current investments
Investments in unquoted companies – available for sale	31	9
Debt securities held to maturity	17	21

	48	30

Current investments
Debt securities held for trading	55	301

	55	301

As of 31 December 2015, current debt securities of 55m US dollar mainly represented investments in Brazilian real denominated government debt securities. The company’s investments in such short-term debt securities are primarily to facilitate liquidity and for capital preservation.

The securities available for sale consist mainly of investments in unquoted companies and are measured at cost as their fair value cannot be reliably determined.

17.	DEFERRED TAX ASSETS AND LIABILITIES

The amount of deferred tax assets and liabilities by type of temporary difference can be detailed as follows:

	2015
Million US dollar	Assets	Liabilities	Net

Property, plant and equipment	514	(2 482)	(1 968)
Intangible assets	221	(9 709)	(9 488)
Inventories	103	(97)	6
Trade and other receivables	91	(59)	32
Interest-bearing loans and borrowings	569	(403)	166
Employee benefits	751	(28)	723
Provisions	337	(36)	301
Derivatives	92	(47)	45
Other items	151	(997)	(846)
Loss carry forwards	249	—	249

Gross deferred tax assets/(liabilities)	3 078	(13 858)	(10 780)

Netting by taxable entity	(1 897)	1 897	—

Net deferred tax assets/(liabilities)	1 181	(11 961)	(10 780)

	2014[1]
Million US dollar	Assets	Liabilities	Net

Property, plant and equipment	457	(2 765)	(2 308)
Intangible assets	264	(9 891)	(9 627)
Inventories	140	(102)	38
Trade and other receivables	51	(98)	(47)
Interest-bearing loans and borrowings	163	(585)	(422)
Employee benefits	899	(51)	848
Provisions	368	(40)	328
Derivatives	50	(6)	44
Other items	614	(1 501)	(887)
Loss carry forwards	390	—	390

Gross deferred tax assets/(liabilities)	3 396	(15 039)	(11 643)

Netting by taxable entity	(2 338)	2 338	—

Net deferred tax assets/(liabilities)	1 058	(12 701)	(11 643)

[1]	Reclassified to conform to the 2015 presentation.

The change in net deferred taxes recorded in the consolidated statement of financial position can be detailed as follows:

Million US dollar	2015	2014[1]	2013

Balance at 1 January	(11 643)	(11 661)	(10 361)
Recognized in profit or loss	(199)	(185)	(18)
Recognized in other comprehensive income	893	332	(293)
Acquisitions through business combinations	(7)	(250)	(1 143)
Other movements and effect of changes in foreign exchange rates	176	121	154

Balance at 31 December	(10 780)	(11 643)	(11 661)

Most of the temporary differences are related to the fair value adjustment on intangible assets with indefinite useful lives and property, plant and equipment acquired in a business combination. The realization of such temporary differences is unlikely to revert within 12 months.

On 31 December 2015, a deferred tax liability of 235m US dollar (2014: 283m US dollar) relating to investment in subsidiaries has not been recognized because management believes that this liability will not be incurred in the foreseeable future.

Tax losses carried forward and deductible temporary differences on which no deferred tax asset is recognized amount to 2 766m US dollar (2014: 2 397m US dollar). 812m US dollar of these tax losses and deductible temporary differences do not have an expiration date, 66m US dollar, 60m US dollar and 164m US dollar expire within respectively 1, 2 and 3 years, while 1 664m US dollar have an expiration date of more than 3 years. Deferred tax assets have not been recognized on these items because it is not probable that future taxable profits will be available against which these tax losses and deductible temporary differences can be utilized and the company has no tax planning strategy currently in place to utilize these tax losses and deductible temporary differences.

18.	INVENTORIES

Million US dollar	2015	2014

Prepayments	103	86
Raw materials and consumables	1 539	1 723
Work in progress	294	315
Finished goods	819	795
Goods purchased for resale	107	55

	2 862	2 974
Inventories other than work in progress
Inventories stated at net realizable value	46	107
Carrying amount of inventories subject to collateral	—	—

The cost of inventories recognized as an expense in 2015 amounts to 17 137m US dollar, included in cost of sales (2014: 18 756m US dollar; 2013: 17 594m US dollar).

Impairment losses on inventories recognized in 2015 amount to 21m US dollar (2014: 70m US dollar; 2013: 59m US dollar).

19.	TRADE AND OTHER RECEIVABLES

NON-CURRENT TRADE AND OTHER RECEIVABLES

Million US dollar	2015	2014[1]

Cash deposits for guarantees	187	229
Loans to customers	37	40
Deferred collection on disposals	25	26
Tax receivable, other than income tax	86	167
Trade and other receivables	578	800

	913	1 262

For the nature of cash deposits for guarantees see Note 29 Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other.

CURRENT TRADE AND OTHER RECEIVABLES

Million US dollar	2015	2014[1]

Trade receivables and accrued income	3 241	3 363
Interest receivable	21	63
Tax receivable, other than income tax	353	505
Loans to customers	57	52
Prepaid expenses	465	554
Other receivables	314	175

	4 451	4 712

The fair value of trade and other receivables equals their carrying amounts as the impact of discounting is not significant.

[1]	Reclassified to conform to the 2015 presentation.

The ageing of the current trade receivables and accrued income, interest receivable, other receivables and current and non-current loans to customers can be detailed as follows for 2015 and 2014 respectively:

	Net carrying amount as of December 31, 2015	Of which: neither impaired nor past due on the reporting date	Of which not impaired as of the reporting date and past due
			Less than 30 days	Between 30 and 59 days	Between 60 and 89 days	More than 90 days

Trade receivables and accrued income	3 241	3 105	110	13	13	—
Loans to customers	94	88	3	2	1	—
Interest receivable	21	21	—	—	—	—
Other receivables	314	314	—	—	—	—

	3 670	3 528	113	15	14	—

	Net carrying amount as of December 31, 2014	Of which: neither impaired nor past due on the reporting date	Of which not impaired as of the reporting date and past due
			Less than 30 days	Between 30 and 59 days	Between 60 and 89 days	More than 90 days

Trade receivables and accrued income	3 363	3 164	152	28	19	—
Loans to customers	92	89	1	1	1	—
Interest receivable	63	63	—	—	—	—
Other receivables	175	175	—	—	—	—

	3 694	3 492	153	29	20	—

In accordance with IFRS 7 Financial Instruments: Disclosures, the above analysis of the age of financial assets that are past due as at the reporting date but not impaired also includes the non-current part of loans to customers. Past due amounts were not impaired when collection is still considered likely, for instance because the amounts can be recovered from the tax authorities or AB InBev has sufficient collateral. Impairment losses on trade and other receivables recognized in 2015 amount to 44m US dollar (2014: 39m US dollar).

AB InBev’s exposure to credit, currency and interest rate risks is disclosed in Note 27 Risks arising from financial instruments.

20.	CASH AND CASH EQUIVALENTS

Million US dollar	2015	2014

Short-term bank deposits	4 462	5 804
US Treasury Bills	—	800
Cash and bank accounts	2 461	1 753

Cash and cash equivalents	6 923	8 357

Bank overdrafts	(13)	(41)

	6 910	8 316

The cash outstanding per 31 December 2015 includes restricted cash for an amount of 5m US dollar. This restricted cash refers to outstanding consideration payable to former Anheuser-Busch and Grupo Modelo shareholders who did not yet claim the proceeds from the 2008 and 2013 combinations, respectively.

21.	CHANGES IN EQUITY AND EARNINGS PER SHARE

STATEMENT OF CAPITAL

The tables below summarize the changes in issued capital and treasury shares during the year:

2015:

ISSUED CAPITAL	Issued capital
	Million shares	Million US dollar

At the end of the previous year	1 608	1 736
Changes during the year	—	—

	1 608	1 736

TREASURY SHARES	Treasury shares		Result on the use of treasury shares
	Million shares	Million US dollar	Million US dollar

At the end of the previous year	0.9	(63)	(756)
Changes during the year	1.0	(139)	(668)

	1.9	(202)	(1 424)

2014:

ISSUED CAPITAL	Issued capital
	Million shares	Million US dollar

At the end of the previous year	1 608	1 735
Changes during the year	—	1

	1 608	1 736

TREASURY SHARES	Treasury shares		Result on the use of treasury shares
	Million shares	Million US dollar	Million US dollar

At the end of the previous year	1.6	(97)	(777)
Changes during the year	(0.7)	34	21

	0.9	(63)	(756)

As at 31 December 2015, the total issued capital of 1 736m US dollar is represented by 1 608 242 156 shares without face value, of which 471 374 576 registered shares, and 1 136 867 580 dematerialized shares.

The total of authorized, un-issued capital amounts to 40m US dollar (37m euro).

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

During 2015, AB InBev purchased non-controlling interests in subsidiaries for a total consideration of 296m US dollar. As the related subsidiaries were already fully consolidated, the purchases did not impact AB InBev’s profit, but reduced the non-controlling interests and thus impacted the profit attributable to equity holders of AB InBev.

REPORT ACCORDING TO ARTICLE 624 OF THE BELGIAN COMPANIES CODE - PURCHASE OF OWN SHARES

Using the powers granted at the shareholders meeting of 30 April 2014, the Board of Directors approved a share buyback program for an amount of 1 billion US dollar. As of 31 December 2015, AB InBev bought back 8 200 090 shares for a total amount of 1 billion US dollar, corresponding to 0.51% of the total shares outstanding. The shares acquired were mainly used to fulfill the company’s various share delivery commitments under the stock ownership plan.

During 2015, the company proceeded with the following sale transactions:

•	119 067 shares were granted to executives of the group according to the company’s executive remuneration policy;

•	1 103 228 shares were sold, as a result of the exercise of options granted to employees of the group;

•	Finally, 6 000 400 shares were used to fulfill share delivery commitments.

At the end of the period, the group owned 1 859 625 own shares of which 1 333 731 were held directly by AB InBev.

The par value of the shares is 0.77 euro. As a consequence, the shares that were sold during the year 2015 represent 6 054 778 US dollar (5 561 475 euro) of the subscribed capital and the shares that the company still owned at the end of 2015 represent 1 558 922 US dollar (1 431 911 euro) of the subscribed capital.

DIVIDENDS

On 29 October 2015, an interim dividend of 1.60 euro per share or approximately 2 570m euro was approved by the Board of Directors. This interim dividend was paid out on 16 November 2015. On 24 February 2016, in addition to the interim dividend paid on 16 November 2015, a dividend of 2.00 euro per share or approximately 3 206m euro was proposed by the Board of Directors, reflecting a total dividend payment for 2015 fiscal year of 3.60 euro per share or approximately 5 776m euro.

In accordance with IAS 10 Events after the balance sheet date, the February 2016 dividend has not been recorded in the 2015 financial statements.

On 30 October 2014, an interim dividend of 1.00 euro per share or approximately 1 636m euro was approved by the Board of Directors. This interim dividend was paid out on 14 November 2014. On 29 April 2015, in addition to the interim dividend paid on 14 November 2014, a dividend of 2.00 euro per share or approximately 3 276m euro was approved at the shareholders meeting, reflecting a total dividend payment for 2014 fiscal year of 3.00 euro per share or approximately 4 912m euro. This dividend was paid out on 6 May 2015.

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

TRANSFERS FROM SUBSIDIARIES

The amount of dividends payable to AB InBev by its operating subsidiaries is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. Capital transfer restrictions are also common in certain emerging market countries, and may affect AB InBev’s flexibility in implementing a capital structure it believes to be efficient. Dividends paid to AB InBev by certain of its subsidiaries are also subject to withholding taxes. Withholding tax, if applicable, generally does not exceed 15%.

DEFERRED SHARE INSTRUMENT

In a transaction related to the combination with Grupo Modelo, select Grupo Modelo shareholders committed, upon tender of their Grupo Modelo shares, to acquire 23 076 923 AB InBev shares to be delivered within 5 years for a consideration of approximately 1.5 billion US dollar. The consideration was paid on 5 June 2013. Pending the delivery of the AB InBev shares, AB InBev will pay a coupon on each undelivered AB InBev share, so that the Deferred Share Instrument holders are compensated on an after tax basis, for dividends they would have received had the AB InBev shares been delivered to them prior to the record date for such dividend.

The deferred share instrument is classified as an equity instrument, in line with IAS 32, as the number of shares and consideration received are fixed. The coupon to compensate for the dividend equivalent is reported through equity. On 6 May 2015, the company paid a coupon of 2.00 euro per share or approximately 62m US dollar. On 16 November 2015, the company paid a coupon of 1.60 euro per share or approximately 41m US dollar.

STOCK LENDING

In order to fulfil AB InBev’s commitments under various outstanding stock option plans, AB InBev entered into stock lending arrangements for up to 15 million of its own ordinary shares. AB InBev shall pay any dividend equivalent, after tax in respect of the loaned securities. This payment will be reported through equity as dividend.

As of 31 December 2015, 10.6 million loaned securities were used to fulfil stock option plan commitments.

EARNINGS PER SHARE

The calculation of basic earnings per share is based on the profit attributable to equity holders of AB InBev of 8 273m US dollar (2014: 9 216m US dollar; 2013: 14 394m US dollar) and a weighted average number of ordinary shares (including deferred share instruments and stock lending) outstanding during the year, calculated as follows:

Million shares	2015	2014	2013

Issued ordinary shares at 1 January, net of treasury shares	1 607	1 607	1 602
Effect of shares issued and share buyback programs	(2)	—	2
Effect of stock lending	10	4	—
Effect of undelivered shares under the deferred share instrument	23	23	13

Weighted average number of ordinary shares at 31 December	1 638	1 634	1 617

The calculation of diluted earnings per share is based on the profit attributable to equity holders of AB InBev of 8 273m US dollar (2014: 9 216m US dollar; 2013: 14 394m US dollar) and a weighted average number of ordinary shares (diluted) outstanding (including deferred share instruments and stock lending) during the year, calculated as follows:

Million shares	2015	2014	2013

Weighted average number of ordinary shares at 31 December	1 605	1 607	1 604
Effect of stock lending	10	4	—
Effect of undelivered shares under the deferred share instrument	23	23	13
Effect of share options, warrants and restricted stock units	30	31	33

Weighted average number of ordinary shares (diluted) at 31 December	1 668	1 665	1 650

The calculation of earnings per share before exceptional items is based on the profit after tax and before exceptional items, attributable to equity holders of AB InBev. A reconciliation of profit before exceptional items, attributable to equity holders of AB InBev to profit attributable to equity holders of AB InBev is calculated as follows:

Million US dollar	2015	2014	2013

Profit before exceptional items, attributable to equity holders of AB InBev	8 513	8 865	7 936
Exceptional items, after taxes, attributable to equity holders of AB InBev (refer Note 8)	(26)	(158)	6 175
Exceptional finance cost, after taxes, attributable to equity holders of AB InBev (refer Note 8)	(214)	509	283

Profit attributable to equity holders of AB InBev	8 273	9 216	14 394

The table below sets out the EPS calculation:

Million US dollar	2015	2014	2013

Profit attributable to equity holders of AB InBev	8 273	9 216	14 394
Weighted average number of ordinary shares	1 638	1 634	1 617
Basic EPS	5.05	5.64	8.90

Profit before exceptional items, attributable to equity holders of AB InBev	8 513	8 865	7 936
Weighted average number of ordinary shares	1 638	1 634	1 617
EPS before exceptional items	5.20	5.43	4.91

Profit attributable to equity holders of AB InBev	8 273	9 216	14 394
Weighted average number of ordinary shares (diluted)	1 668	1 665	1 650
Diluted EPS	4.96	5.54	8.72

Profit before exceptional items, attributable to equity holders of AB InBev	8 513	8 865	7 936
Weighted average number of ordinary shares (diluted)	1 668	1 665	1 650
Diluted EPS before exceptional items	5.10	5.32	4.81

The average market value of the company’s shares for purposes of calculating the dilutive effect of share options and restricted stock units was based on quoted market prices for the period that the options and restricted stock units were outstanding. 0.2m share options were anti-dilutive and not included in the calculation of the dilutive effect as at 31 December 2015.

22.	INTEREST-BEARING LOANS AND BORROWINGS

This note provides information about the company’s interest-bearing loans and borrowings. For more information about the company’s exposure to interest rate and foreign exposure currency risk - refer to Note 27 Risks arising from financial instruments.

NON-CURRENT LIABILITIES Million US dollar	2015	2014

Secured bank loans	175	169
Unsecured bank loans	89	260
Unsecured bond issues	43 112	43 014
Unsecured other loans	43	57
Finance lease liabilities	122	130

	43 541	43 630

CURRENT LIABILITIES Million US dollar	2015	2014

Secured bank loans	102	117
Commercial papers	2 087	2 211
Unsecured bank loans	1 380	560
Unsecured bond issues	2 330	4 535
Unsecured other loans	9	25
Finance lease liabilities	4	3

	5 912	7 451

The current and non-current interest-bearing loans and borrowings amount to 49.5 billion US dollar as of 31 December 2015, compared to 51.1 billion US dollar as of 31 December 2014.

On 20 April 2015, AB InBev issued 3.0 billion euro aggregate principal amount of notes, consisting of 0.75 billion euro aggregate principal amount of floating rate notes due 2018 bearing interest at an annual rate of 25 basis points above three-month EURIBOR; 1.0 billion euro aggregate principal amount of fixed rate notes due 2023 bearing interest at an annual rate of 0.80% and 1.25 billion euro aggregate principal amount of fixed rate notes due 2030 bearing interest at an annual rate of 1.50%. The use of the proceeds of such issuance was for general corporate purposes.

On 23 July 2015, Anheuser-Busch InBev Finance Inc., a subsidiary of AB InBev, issued 565 million US dollar aggregated principal amount of fixed rate notes due 2045. The notes will bear interest at an annual rate of 4.60%.

Commercial papers amount to 2.1 billion US dollar as of 31 December 2015 and include programs in US dollar and euro with a total authorized issuance up to 3.0 billion US dollar and 1.0 billion euro, respectively.

Effective 28 August 2015, AB InBev amended the terms of the 8.0 billion US dollar 5-year 2010 Senior Facilities Agreement, originally entered into in February 2010 and subsequently amended to a 7.2 billion US dollar facility with a revised maturity of July 2018. The August 2015 amendments increased the total amount of the facilities to 9.0 billion US dollar and extended the maturity to August 2020. As of 31 December 2015, there are no amounts drawn under the 9.0 billion US dollar 2010 amended Senior Facilities Agreement.

In connection with the proposed combination with SABMiller, AB InBev entered into a 75.0 billion US dollar Committed Senior Acquisition Facilities agreement dated 28 October 2015 to fund the cash consideration of the transaction. The new financing consists of a 10.0 billion US dollar Disposal Bridge Facility, a 15.0 billion US dollar Cash/DCM Bridge Facility A, a 15.0 billion US dollar Cash/DCM Bridge Facility B, a 25.0 billion US dollar Term Facility A, and a 10.0 billion US dollar Term Facility B, (“2015 Committed Senior Acquisition Facilities Agreement”).

The margins on each facility will be determined based on ratings assigned by rating agencies to AB InBev long-term debt. For the Disposal Bridge Facility, the Cash/DCM Bridge Facility A and the Cash/DCM Bridge Facility B, the margin ranges between 0.85% per annum and 1.30% per annum. For Term Facility A, the margin ranges between 0.90% per annum and 1.35% per annum and for Term Facility B, the margin ranges between 1.00% per annum and 1.45% per annum.

For the purposes of calculating the commitment fees, until such time as S&P and Moody’s have assigned (or indicated on a pro-forma basis assuming completion of the Acquisition) to AB InBev a credit rating taking into account the Acquisition, the margin applicable to each facility shall be calculated on the basis that AB InBev’s credit rating is not higher than A-/A3. At AB InBev’s rating as of 31 December 2015 of A-/A2, the initial margins would have been 1.00%, 1.00%, 1.00%, 1.10%, and 1.25% respectively.

All proceeds from the drawdown under the 2015 Committed Senior Acquisition Facilities Agreement must be applied, directly or indirectly, towards the acquisition of SABMiller, refinancing of existing indebtedness of SABMiller or any costs in connection therewith. As of 31 December 2015, all facilities remain undrawn. Each facility is available to be drawn until 28 October 2016, subject to an extension up to 28 April 2017 at AB InBev’s option. The maximum tenor for Term Facility A and Term Facility B is determined by reference to the date of the 2015 Committed Senior Acquisition Facilities Agreement and will not be affected by an extension of the availability period. Customary commitment fees are payable on any undrawn but available funds under the 2015 Committed Senior Acquisition Facilities Agreement. These fees are recorded as exceptional finance cost.

On 27 January 2016, AB InBev announced that it had cancelled the Bridge to Cash / DCM Facilities A & B totaling 30 billion US dollar and had chosen to make a voluntary cancellation of 12.5 billion US dollar of the Term Facility A of the 75.0 billion US dollar Committed Senior Acquisition Facilities following approximately 47 billion US dollar capital markets issuances in January 2016– see also Note 33: Events after the balance sheet date.

AB InBev is in compliance with all its debt covenants as of 31 December 2015. The 2010 Senior Facilities and the 2015 Committed Senior Acquisition Facilities Agreement do not include restrictive financial covenants.

TERMS AND DEBT REPAYMENT SCHEDULE AT 31 DECEMBER 2015 Million US dollar	Total	1 year or less	1-2 years	2-3 years	3-5 years	More than 5 years

Secured bank loans	277	102	72	20	28	55
Commercial papers	2 087	2 087	—	—	—	—
Unsecured bank loans	1 469	1 380	84	—	5	—
Unsecured bond issues	45 442	2 330	6 415	4 613	10 163	21 921
Unsecured other loans	52	9	10	8	9	16
Finance lease liabilities	126	4	4	5	15	98

	49 453	5 912	6 585	4 646	10 220	22 090

TERMS AND DEBT REPAYMENT SCHEDULE AT 31 DECEMBER 2014 Million US dollar	Total	1 year or less	1-2 years	2-3 years	3-5 years	More than 5 years

Secured bank loans	286	117	72	28	41	28
Commercial papers	2 211	2 211	—	—	—	—
Unsecured bank loans	820	560	138	63	59	—
Unsecured bond issues	47 549	4 535	2 383	6 682	10 240	23 709
Unsecured other loans	82	25	14	10	13	20
Finance lease liabilities	133	3	4	4	14	108

	51 081	7 451	2 611	6 787	10 367	23 865

FINANCE LEASE LIABILITIES Million US dollar	2015 Payments	2015 Interests	2015 Principal	2014 Payments	2014 Interests	2014 Principal

Less than one year	14	10	4	14	11	3
Between one and two years	14	10	4	13	10	3
Between two and three years	14	9	5	14	10	4
Between three and five years	32	17	15	33	19	14
More than 5 years	145	47	98	168	59	109

	219	93	126	242	109	133

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

AB InBev’s net debt increased to 42.2 billion US dollar as of 31 December 2015, from 42.1 billion US dollar as of 31 December 2014. Apart from operating results net of capital expenditures, the net debt is mainly impacted by share buyback (1.0 billion US dollar), dividend payments to shareholders of AB InBev and Ambev (8.0 billion US dollar), the payment of interests and taxes (4.0 billion US dollar) and the impact of changes in foreign exchange rates (1.1 billion US dollar decrease of net debt).

The following table provides a reconciliation of AB InBev’s net debt as of the dates indicated:

Million US dollar	2015	2014

Non-current interest-bearing loans and borrowings	43 541	43 630
Current interest-bearing loans and borrowings	5 912	7 451

	49 453	51 081

Bank overdrafts	13	41
Cash and cash equivalents	(6 923)	(8 357)
Interest bearing loans granted (included within Trade and other receivables)	(286)	(308)
Debt securities (included within Investment securities)	(72)	(322)

Net debt	42 185	42 135

23.	EMPLOYEE BENEFITS

AB InBev sponsors various post-employment benefit plans worldwide. These include pension plans, both defined contribution plans, and defined benefit plans, and other post-employment benefits. In accordance with IAS 19 Employee Benefits post-employment benefit plans are classified as either defined contribution plans or defined benefit plans.

DEFINED CONTRIBUTION PLANS

For defined contribution plans, AB InBev pays contributions to publicly or privately administered pension funds or insurance contracts. Once the contributions have been paid, the group has no further payment obligation. The regular contribution expenses constitute an expense for the year in which they are due. For 2015, contributions paid into defined contribution plans for the company amounted to 90m US dollar compared to 145m US dollar for 2014 and 117m US dollar for 2013.

DEFINED BENEFIT PLANS

During 2015, the company contributed to 62 defined benefit plans, of which 50 are retirement plans and 12 are medical cost plans. Most plans provide retirement and leaving service benefits related to pay and years of service. The Belgian, Brazilian, Dominican Republic, Dutch, Canadian, South Korean, Mexican, UK and US plans are partially funded. When plan assets are funded, the assets are held in legally separate funds set up in accordance with applicable legal requirements and common practice in each country. The medical cost plans in Canada, US, and Brazil provide medical benefits to employees and their families after retirement. Many of the defined benefit plans are closed to new entrants.

The present value of funded obligations includes a 126m US dollar liability related to two medical plans in Brazil, for which the benefits are provided through the Fundação Antonio Helena Zerrenner (“FAHZ”). The FAHZ is a legally distinct entity which provides medical, dental, educational and social assistance to current and retired employees of Ambev. On 31 December 2015, the actuarial liabilities related to the benefits provided by the FAHZ are fully offset by an equivalent amount of assets existing in the fund. The net liability recognized in the balance sheet is nil.

The employee benefit net liability amounts to 2 722m US dollar as of 31 December 2015 compared to 3 039m US dollar as of 31 December 2014. In 2015, the fair value of the plan assets value decreased by 698m US dollar and the defined benefit obligations decreased by 991m US dollar. The decrease in the employee benefit net liability is mainly driven by changes in discount rates and currency translation, partially offset by negative asset returns.

The company’s net liability for post-employment and long-term employee benefit plans comprises the following at 31 December:

Million US dollar	2015	2014

Present value of funded obligations	(6 905)	(7 776)
Fair value of plan assets	5 075	5 773

Present value of net obligations for funded plans	(1 830)	(2 003)
Present value of unfunded obligations	(689)	(809)

Present value of net obligations	(2 519)	(2 812)

Unrecognized asset	(137)	(171)

Net liability	(2 656)	(2 983)

Other long term employee benefits	(67)	(57)

Total employee benefits	(2 723)	(3 039)

Employee benefits amounts in the balance sheet:
Liabilities	(2 725)	(3 049)
Assets	2	10

Net liability	(2 723)	(3 039)

The changes in the present value of the defined benefit obligations are as follows:

Million US dollar	2015	2014	2013

Defined benefit obligation at 1 January	(8 585)	(9 073)	(9 055)
Current service costs	(81)	(74)	(105)
Interest cost	(354)	(438)	(428)
Past service gain/(cost)	8	334	63
(Losses)/gains on curtailments	—	—	88
Settlements	3	176	—
Benefits paid	517	896	498
Contribution by plan participants	(4)	(4)	(4)
Acquisition and disposal through business combination	—	(78)	(942)
Actuarial gains/(losses) – demographic assumptions	4	(210)	(110)
Actuarial gains/(losses) – financial assumptions	283	(962)	729
Experience adjustments	14	(40)	33
Exchange differences	606	445	160
Transfers and other movements	(5)	443	—

Defined benefit obligation at 31 December	(7 594)	(8 585)	(9 073)

As at the last valuation date, the present value of the defined benefit obligation was comprised of approximately 1.8 billion US dollar relating to active employees, 1.5 billion US dollar relating to deferred members and 4.3 billion US dollar relating to members in retirement.

The changes in the fair value of plan assets are as follows:

Million US dollar	2015	2014	2013

Fair value of plan assets at 1 January	5 773	6 376	5 704
Interest income	253	328	299
Administration costs	(20)	(24)	(23)
Return on plan assets exceeding interest income	(211)	418	159
Contributions by AB InBev	275	326	324
Contributions by plan participants	4	4	4
Benefits paid net of administration costs	(517)	(896)	(498)
Acquisition through business combination	—	51	694
Assets distributed on settlements	—	(82)	—
Exchange differences	(482)	(338)	(141)
Transfers and other movements	—	(392)	(146)

Fair value of plan assets at 31 December	5 075	5 773	6 376

Actual return on plans assets amounted to a gain of 42m US dollar in 2015 compared to a gain of 746m US dollar in 2014. The decrease is mainly driven by lower market returns particularly in United States, United Kingdom and Brazil. Actual return on plans assets amounted to a gain of 746m US dollar in 2014 compared to a gain of 458m US dollar in 2013. The increase is mainly driven by higher market returns particularly in Brazil, US and UK.

The acquisition through business combinations in 2014 stems from the OB combination.

The changes in the irrecoverable surplus are as follows:

Million US dollar	2015	2014	2013

Irrecoverable surplus impact at 1 January	(171)	(136)	(307)
Interest expense	(15)	(12)	(27)
Change in asset ceiling excluding amounts included in interest expense	49	(22)	197

Irrecoverable surplus impact at 31 December	(137)	(171)	(136)

The expense recognized in the income statement with regard to defined benefit plans can be detailed as follows:

Million US dollar	2015	2014	2014

Current service costs	(81)	(74)	(105)
Administration costs	(20)	(24)	(23)
Past service cost	8	334	63
(Losses)/gains on settlements or curtailments	(2)	94	88

Profit from operations	(95)	330	23
Net finance cost	(116)	(124)	(156)

Total employee benefit expense	(211)	206	(132)

The employee benefit expense is included in the following line items of the income statement:

Million US dollar	2015	2014[1]	2013

Cost of sales	(64)	(1)	(56)
Distribution expenses	(8)	(9)	(3)
Sales and marketing expenses	(14)	(14)	(8)
Administrative expenses	(17)	(15)	9
Other operating (expense)/income	6	284	2
Exceptional items	2	85	80
Net finance cost	(116)	(124)	(156)

	(211)	206	(132)

During 2014, the company amended certain post-retirement pension and healthcare benefits, mainly in the US.

Weighted average assumptions used in computing the benefit obligations at the balance sheet date are as follows:

	2015
	United States	Canada	Mexico	Brazil	United Kingdom	AB InBev

Discount rate	4.4%	4.1%	7.0%	12.1%	4.0%	4.6%
Price inflation	—	2.0%	3.5%	4.5%	3.2%	2.7%
Future salary increases	2.0%	1.0%	4.8%	5.8%	—	3.6%
Future pension increases	—	—	3.5%	—	2.9%	2.7%
Medical cost trend rate	6.2%-5.0%	4.5%	—	8.2%	—	6.6%-5.9%
Life expectation for a 65 year old male	85	86	82	85	87	85
Life expectation for a 65 year old female	88	89	85	88	89	88

	2014
	United States	Canada	Mexico	Brazil	United Kingdom	AB InBev

Discount rate	4.1%	4.1%	6.5%	10.8%	3.8%	4.4%
Price inflation	—	2.0%	3.5%	4.5%	3.0%	2.7%
Future salary increases	2.0%	1.0%	4.7%	5.8%	—	3.6%
Future pension increases	—	—	3.5%	—	2.8%	2.7%
Medical cost trend rate	6.9%-5.0%	4.5%	—	8.2%	—	7.7%-5.8%
Life expectation for a 65 year old male	85	86	82	85	87	85
Life expectation for a 65 year old female	88	89	85	88	89	88

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

INVESTMENT STRATEGY

In case of funded plans, the company ensures that the investment positions are managed within an asset-liability matching (ALM) framework that has been developed to achieve long-term investments that are in line with the obligations under the pension schemes. Within this framework, the company’s ALM objective is to match assets to the pension obligations by investing in long-term fixed interest securities with maturities that match the benefit payments as they fall due and in the appropriate currency. The company actively monitors how the duration and the expected yield of the investments are matching the expected cash outflows arising from the pension obligation. In 2015, the company has started the implementation of a new pension de-risking strategy to reduce the risk profile of certain plans by reducing gradually the current exposure to equities and shifting those assets to fixed income securities.

[1]	Reclassified to conform to the 2015 presentation.

The weighted average duration of the defined benefit obligation is 14.4 years (2014: 14.3 years).

The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions is:

Million US dollar	2015
	Change in assumption	Increase in assumption	Decrease in assumption
Discount rate	0.5%	(477)	523
Future salary increase	0.5%	26	(24)
Medical cost trend rate	1%	34	(30)
Longevity	One year	201	(197)

Sensitivities are what is reasonably possible changes in assumptions and they are calculated using the same approach as was used to determine the defined benefit obligation. Therefore, the above information is not necessarily a reasonable representation of future results.

The above are purely hypothetical changes in individual assumptions holding all other assumptions constant: economic conditions and changes therein will often affect multiple assumptions at the same time and the effects of changes in key assumptions are not linear.

The fair value of plan assets at 31 December consists of the following:

	2015			2014
	Quoted	Unquoted	Total	Quoted	Unquoted	Total
Government bonds	26%	—	26%	29%	—	29%
Corporate bonds	31%	—	31%	26%	—	26%
Equity instruments	29%	—	29%	36%	—	36%
Property	—	3%	3%	—	3%	3%
Insurance contracts and others	10%	1%	11%	5%	1%	6%

	96%	4%	100%	96%	4%	100%

AB InBev expects to contribute approximately 242m US dollar for its funded defined benefit plans and 61m US dollar in benefit payments to its unfunded defined benefit plans and post-retirement medical plans in 2016.

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

Share-based payment transactions resulted in a total expense of 225m US dollar for the year 2015 (including the variable compensation expense settled in shares), as compared to 251m US dollar for the year 2014 and 243m US dollar for the year 2013.

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

During 2015, AB InBev issued 0.4m of matching restricted stock units in relation to the 2014 bonus and 0.1m matching restricted stock units in relation to a 2015 bonus granted to company employees and management. These matching restricted stock units are valued at the share price at the day of grant, representing a fair value of approximately 54m US dollar, and cliff vest after five years. During 2014, AB InBev issued 0.9m of matching restricted stock units according to the Share-Based Compensation Plan, with an estimated fair value of approximately 90m US dollar, in relation to the 2013 bonus.

[1]	Amounts have been converted to US dollar at the average rate of the period, unless otherwise indicated.

LTI Stock Option Plan for Directors

Before 2014, the company issued regularly warrants, or rights to subscribe for newly issued shares under the LTI Warrant Plan for the benefit of directors and, until 2006, for the benefit of members of the executive board of management and other senior employees. LTI warrants were subject to a vesting period ranging from one to three years. Forfeiture of a warrant occurs in certain circumstances when the holder leaves the company’s employment.

Since 2007, members of the executive board of management and other employees are no longer eligible to receive warrants under the LTI Warrant Plan, but instead receive a portion of their compensation in the form of shares and options granted under the Share-Based Compensation Plan and the LTI Stock Option Plan Executives.

Since 2014, directors are no longer eligible to receive warrants under the LTI Warrant Plan. Instead, on 30 April 2014, the annual shareholders meeting decided to replace the LTI Warrant Plan by a LTI Stock Option plan for directors. As a result, grants for directors now consist of LTI stock options instead of LTI warrants (i.e. the right to purchase existing shares instead of the right to subscribe to newly issued shares). Grants are made annually at the company’s shareholders meeting on a discretionary basis upon recommendation of the Remuneration Committee. The LTI stock options have an exercise price that is set equal to the market price at the time of the granting, a maximum lifetime of 10 years and an exercise period that starts after 5 years. The LTI stock options cliff vest after 5 years. Unvested options are subject to specific forfeiture provisions in the event that the directorship is not renewed upon the expiry of its term or is terminated in the course of its term, both due to a breach of duty by the director.

AB InBev granted 0.2m stock options to members of the board of directors during 2015 representing a fair value of approximately 5m US dollar (2014: 0.2m stock options with a fair value of approximately 4m US dollar).

Furthermore, at the annual shareholders meeting of 30 April 2014, all outstanding LTI warrants granted under the company’s LTI Warrant Plan were converted into LTI stock options, i.e. the right to purchase existing ordinary shares of Anheuser-Busch InBev SA/NV instead of the right to subscribe to newly issued shares. All other terms and conditions of the existing grants under the LTI Warrant Plan remain unchanged.

LTI Stock Option Plan Executives

As from 1 July 2009, senior employees are eligible for an annual long-term incentive to be paid out in LTI stock options (or, in future, similar share-based instruments), depending on management’s assessment of the employee’s performance and future potential.

In December 2015 AB InBev issued 4.7m LTI stock options with an estimated fair value of 117m US dollar, whereby 1.1m options relate to American Depositary Shares (ADSs) and 3.6m options to AB InBev shares. In December 2014 AB InBev issued 4.4m LTI stock options with an estimated fair value of 101m US dollar, whereby 1.3m options relate to American Depositary Shares (ADSs) and 3.1m options to AB InBev shares.

Exceptional incentive stock options

On 22 December 2015, approximately 4.8 million options were granted to a selected group of 65 members of the company’s senior management who are not members of the executive board of management and are considered to be instrumental to help the company to achieve its ambitious growth target. Each option gives the grantee the right to purchase one existing share. The exercise price of the options is 113.00 Euro which corresponds to the closing share price on the day preceding the grant date.

The options have a duration of 10 years from granting and vest after 5 years. They only become exercisable provided a performance test is met by AB InBev.

No exceptional incentive stock options were granted to members of the executive board of management.

Other Grants

AB InBev has in place three specific long-term restricted stock unit programs.

One program allows for the offer of restricted stock units to certain employees in certain specific circumstances, whereby grants are made at the discretion of the CEO, e.g. to compensate for assignments of expatriates in countries with difficult living conditions. The restricted stock units vest after five years and in case of termination of service before the vesting date, special forfeiture rules apply. In 2015, 0.1m restricted stock units with an estimated fair value of 15m US dollar were granted under this program to a selected number of employees (2014: 0.1m restricted stock units with an estimated fair value of 2m US dollar).

A second program allows for the exceptional offer of restricted stock units to certain employees at the discretion of the Remuneration Committee of AB InBev as a long-term retention incentive for key employees of the company. Employees eligible to receive a grant under this program receive two series of restricted stock units, the first half of the restricted stock units vesting after five years, the second half after ten years. In case of termination of service before the vesting date, special forfeiture rules apply. In 2015 0.2m restricted stock units with an estimated fair value of 26m US dollar were granted under this program to a selected number of employees (2014: 0.2m restricted stock units with an estimated fair value of 21m US dollar).

A third program allows certain employees to purchase company shares at a discount aimed as a long-term retention incentive for (i) high-potential employees of the company, who are at a mid-manager level (“People bet share purchase program”) or (ii) for newly hired employees. The voluntary investment in company shares leads to the grant of 3 matching shares for each share invested. The discount and matching shares are granted in the form of restricted stock units which vest after 5 years. In case of termination before the vesting date, special forfeiture rules apply. In 2015, employees purchased shares under this program for the equivalent of 0.8m US dollar (2014: equivalent of 0.5m US dollar).

In order to maintain consistency of benefits granted to executives and to encourage international mobility of executives, an options exchange program has been executed whereby unvested options are exchanged against restricted shares that remain locked-up until 31 December 2023. In 2015, no unvested options were exchanged against restricted shares (2014: 0.5m unvested options were exchanged against 0.5m restricted shares). As a variant to this program, the Remuneration Committee has also approved the early release of the vesting conditions of 1.0m unvested options. The shares that result from the exercise of the options must remain locked-up until 31 December 2023. As the vesting period for these stock options was changed, an accelerated expense was recorded as a result of the modification. Furthermore, certain options granted have been modified whereby the dividend protected feature of these options have been cancelled and compensated by the issuance of new additional options. As there was no change between the fair value of the original award immediately before the modification and the fair value of the modified award immediately after the modification, no additional expense was recorded as a result of the modification. In 2015 no new options related to the dividend protection feature were issued (2014: 0.1m new options).

For further information on share-based payment grants of previous years, please refer to Note 24 Share-based payments of the 2014 consolidated financial statements.

The weighted average fair value of the options and assumptions used in applying the AB InBev option pricing model for the 2015 grants of awards described above are as follows:

Amounts in US dollar unless otherwise indicated[1]	2015	2014	2013

Fair value of options and warrants granted	21.78	20.70	21.74
Share price	125.29	113.29	103.06
Exercise price	125.29	113.29	103.05
Expected volatility	24%	24%	24%
Expected dividends	3.00%	3.00%	2.92%
Risk-free interest rate	0.82%	1.23%	2.06%

Expected volatility is based on historical volatility calculated using 2785 days of historical data. In the determination of the expected volatility, AB InBev is excluding the volatility measured during the period 15 July 2008 until 30 April 2009, in view of the extreme market conditions experienced during that period. The binomial Hull model assumes that all employees would immediately exercise their options if the AB InBev share price is 2.5 times above the exercise price. As a result, no single expected option life applies.

The total number of outstanding AB InBev options and warrants developed as follows:

Million options and warrants	2015	2014	2013

Options and warrants outstanding at 1 January	45.6	52.5	53.3
Options and warrants issued during the year	9.7	4.5	4.8
Options and warrants exercised during the year	(6.6)	(10.0)	(4.2)
Options and warrants forfeited during the year	(1.1)	(1.4)	(1.4)

Options and warrants outstanding at the end of December	47.6	45.6	52.5

The range of exercise prices of the outstanding options and warrants is between 10.32 euro (11.24 US dollar)1 and 121.95 euro (132.77 US dollar)1 while the weighted average remaining contractual life is 7.22 years.

Of the 47.6m outstanding options and warrants 8.8m are vested at 31 December 2015.

The weighted average exercise price of the AB InBev options and warrants is as follows:

Amounts in US dollar[1]	2015	2014	2013

Options and warrants outstanding at 1 January	51.35	45.38	38.31
Granted during the year	126.67	113.29	103.05
Exercised during the year	32.47	24.40	41.07
Forfeited during the year	54.88	45.75	45.18
Outstanding at the end of December	64.50	51.35	45.38
Exercisable at the end of December	37.15	36.21	57.28

For share options and warrants exercised during 2015, the weighted average share price at the date of exercise was 111.56 euro (121.45 US dollar)1.

The total number of outstanding AB InBev restricted stock units developed as follows:

Million restricted stock units	2015	2014	2013

Restricted stock units outstanding at 1 January	5.8	4.7	3.3
Restricted stock units issued during the year	1.0	1.3	1.6
Restricted stock units exercised during the year	(1.0)	—	—
Restricted stock units forfeited during the year	(0.2)	(0.2)	(0.2)

Restricted stock units outstanding at the end of December	5.6	5.8	4.7

AMBEV SHARE-BASED PAYMENT PROGRAMS

Since 2005, Ambev has had a plan which is substantially similar to the Share-based compensation plan under which bonuses granted to company employees and management are partially settled in shares. Under the Share-based compensation plan as modified as of 2010 Ambev issued in March 2015, 2.7m restricted stock units with an estimated fair value of 15m US dollar (2014: 5.2m restricted stock units with an estimated fair value of 38m US dollar).

[1]	Amounts have been converted to US dollar at the closing rate of the respective period.

As from 2010, senior employees are eligible for an annual long-term incentive to be paid out in Ambev LTI stock options (or, in future, similar share-based instruments), depending on management’s assessment of the employee’s performance and future potential. In 2015, Ambev granted 16.5m LTI stock options with an estimated fair value of 40m US dollar (2014: 16.8m LTI stock options with an estimated fair value of 37m US dollar).

In order to encourage the mobility of managers, the features of certain Ambev options granted in previous years have been modified whereby the dividend protection of these options was cancelled and replaced by the issuance of 0.1m options in 2015 representing the economic value of the dividend protection feature (2014: 0.2m options). Since there was no change between the fair value of the original award before the modification and the fair value of the modified award after the modification, no additional expense was recorded as a result of this modification.

The weighted fair value of the options and assumptions used in applying a binomial option pricing model for the 2015 Ambev grants are as follows:

Amounts in US dollar unless otherwise indicated[1]	2015	2014	2013

Fair value of options granted	2.01	1.96	2.61
Share price	4.72	6.00	7.30
Exercise price	4.72	6.00	7.30
Expected volatility	27%	32%	33%
Expected dividends	0.00% - 5.00%	0.00% - 5.00%	0.00% - 5.00%
Risk-free interest rate	15.90%[2]	2.20% - 12.40%[2]	1.90% - 12.60%[2]

The total number of outstanding Ambev options developed as follows:

Million options	2015	2014	2013

Options outstanding at 1 January	126.1	147.7	143.9
Options issued during the year	16.6	17.0	13.1
Options exercised during the year	(20.0)	(34.8)	(7.2)
Options forfeited during the year	(1.0)	(3.8)	(2.1)

Options outstanding at the end of December	121.7	126.1	147.7

Following the decision of the shareholders meeting of 30 July 2013 effective on 11 November 2013, each common share issued by Ambev was split into 5 shares, without any modification to the amount of the capital stock of Ambev. As a consequence of the split of the Ambev shares with a factor 5, the exercise price and the number of options were adjusted with the intention of preserving the rights of the existing option holders.

The range of exercise prices of the outstanding options is between 0.35 Brazilian real (0.09 US dollar)1 and 26.57 Brazilian real (6.80 US dollar)1 while the weighted average remaining contractual life is 6.30 years.

Of the 121.8m outstanding options 48.7m options are vested at 31 December 2015.

The weighted average exercise price of the Ambev options is as follows:

Amounts in US dollar[1]	2015	2014	2013

Options outstanding at 1 January	3.79	2.69	3.54
Granted during the year	4.72	6.03	7.27
Exercised during the year	1.29	1.45	1.15
Forfeited during the year	5.21	4.25	3.46
Outstanding at the end of December	3.17	3.79	2.69
Exercisable at the end of December	0.84	1.11	1.42

For share options exercised during 2015, the weighted average share price at the date of exercise was 18.95 Brazilian real (4.85 US dollar)1.

The total number of outstanding Ambev restricted stock units developed as follows:

Million restricted stock units	2015	2014	2013

Restricted stock units outstanding at 1 January	17.5	15.6	11.5
Restricted stock units issued during the year	2.7	5.2	4.3
Restricted stock units exercised during the year	(0.8)	(2.3)	—
Restricted stock units forfeited during the year	(0.3)	(1.0)	(0.2)

Restricted stock units outstanding at the end of December	19.1	17.5	15.6

During 2015, a limited number of Ambev shareholders who are part of the senior management of AB InBev were given the opportunity to exchange Ambev shares against a total of 0.3m AB InBev shares (0.6m AB InBev shares in 2014) at a discount of 16.7% provided that they stay in service for another five years. The fair value of this transaction amounts to approximately 6m US dollar (12m US dollar in 2014) and is expensed over the five years’ service period. The fair values of the Ambev and AB InBev shares were determined based on the market price.

[1]	Amounts have been converted to US dollar at the closing rate of the respective period.
[2]	The weighted average risk-free interest rates refer to granted ADRs and stock options respectively.

25.	PROVISIONS

Million US dollar	Restructuring	Disputes	Other	Total

Balance at 1 January 2015	166	623	10	799
Effect of changes in foreign exchange rates	(11)	(84)	(1)	(96)
Provisions made	77	380	—	457
Provisions used	(66)	(222)	(1)	(289)
Provisions reversed	(8)	(109)	(1)	(118)
Other movements	(1)	143	—	142

Balance at 31 December 2015	157	733	7	897

Million US dollar	Restructuring	Disputes	Other	Total

Balance at 1 January 2014	177	535	16	728
Effect of changes in foreign exchange rates	(10)	(40)	(2)	(52)
Provisions made	65	327	1	393
Provisions used	(56)	(130)	(1)	(187)
Provisions reversed	(11)	(79)	(3)	(93)
Other movements	1	10	(1)	10

Balance at 31 December 2014	166	623	10	799

The restructuring provisions are primarily explained by the organizational alignments - see also Note 8 Exceptional items. Provisions for disputes mainly relate to various disputed direct and indirect taxes and to claims from former employees.

The provisions are expected to be settled within the following time windows:

Million US dollar	Total	< 1 year	1-2 years	2-5 years	> 5 years

Restructuring	157	63	8	83	3

Disputes
Income and indirect taxes	477	124	211	100	42
Labor	97	16	16	54	11
Commercial	25	6	15	2	2
Other disputes	134	9	95	29	1

	733	155	337	185	56

Other contingencies	7	2	1	4	—

Total provisions	897	220	346	272	59

AB InBev is subject to the greenhouse gas emission allowance trading scheme in force in the European Union and a similar scheme in Korea. Acquired emission allowances are recognized at cost as intangible assets. To the extent that it is expected that the number of allowances needed to settle the CO2 emissions exceeds the number of emission allowances owned, a provision is recognized. Such provision is measured at the estimated amount of the expenditure required to settle the obligation. At 31 December 2015, the emission allowances owned fully covered the expected CO2 emissions. As such no provision needed to be recognized.

26.	TRADE AND OTHER PAYABLES

NON-CURRENT TRADE AND OTHER PAYABLES

Million US dollar	2015	2014[1]

Indirect taxes payable	186	230
Trade payables	484	305
Deferred consideration on acquisitions	329	138
Other payables	242	333

	1 241	1 006

CURRENT TRADE AND OTHER PAYABLES

Million US dollar	2015	2014[1]

Trade payables and accrued expenses	11 616	10 913
Payroll and social security payables	924	1 030
Indirect taxes payable	1 610	1 849
Interest payable	817	850
Consigned packaging	680	715
Dividends payable	239	518
Deferred income	49	53
Deferred consideration on acquisitions	1 474	1 640
Other payables	253	341

	17 662	17 909

[1]	Reclassified to conform to the 2015 presentation.

Deferred consideration on acquisitions is mainly comprised of 1.424 billion US dollar for the put option included in the 2012 shareholders’ agreement between Ambev and E. León Jimenes S.A. (“ELJ”), which may result in Ambev acquiring additional Class B shares of Cervecería Nacional Dominicana S.A. (“CND”). The put option granted to ELJ is exercisable as of the first year following the 2012 transaction. The valuation of this option is based on the EBITDA of the consolidated operations in Dominican Republic.

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

	2015					2014
Million US dollar	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years

Foreign currency
Forward exchange contracts SABMiller proposed combination	68 860	—	—	—	—	—	—	—	—	—
Other forward exchange contracts	10 481	—	508	803	—	7 554	47	—	—	—
Foreign currency futures	1 568	100	—	—	—	1 822	—	—	—	—

Interest rate
Interest rate swaps	—	77	—	3 000	74	350	—	113	2 250	787
Cross currency interest rate swaps	—	1 604	777	1 803	1 560	1 023	—	1 789	2 373	1 197
Interest rate futures	—	13	—	109	—	—	139	113	151	—
Other interest rate derivatives	—	—	—	—	565	—	—	—	—	—

Commodities
Aluminum swaps	1 509	172	—	—	—	1 422	48	—	—	—
Other commodity derivatives	1 227	82	—	—	—	1 374	194	—	—	—

Equity
Equity derivatives	5 985	—	—	—	—	4 854	838	—	—	—

A.	FOREIGN CURRENCY RISK

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

FOREIGN EXCHANGE RISK ON THE PROPOSED COMBINATION WITH SABMILLER

Following the proposed combination with SABMiller, AB InBev entered into derivative foreign exchange forward contracts with respect to 45 billion pound sterling of the purchase price, to hedge against exposure changes in the US dollar exchange rate for the cash component of the purchase consideration in pound sterling. The 45 billion pound sterling has been hedged at an average rate of 1.5295 US dollar per pound sterling. Although these derivatives are considered to be economic hedges, only a portion of such derivatives could qualify for hedge accounting under IFRS rules, as AB InBev NV, the acquiring company, has a euro functional currency.

The mark-to market of the financial instruments that qualify for a hedge relationship will be reported in equity until the closing of the combination, whereas the mark-to market of the financial instruments that do not qualify for hedge accounting will be reported in the profit and loss account until the closing of the transaction.

As of 31 December 2015, financial instruments for approximately 45.0 billion US dollar equivalent qualified for hedge accounting and a mark-to market of 1 738m US dollar loss was reported in equity and financial instruments for approximately 23.9 billion US dollar did not qualify for hedge accounting and a mark-to market of 688m US dollar loss was reported as a exceptional finance cost in the profit and loss account- see Note 8 Exceptional items and Note 11 Finance cost and income.

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

	31 December 2015			31 December 2014
Million US dollar	Total exposure	Total hedges	Open position	Total exposure	Total hedges	Open position

Euro/Brazilian real	(97)	97	—	(64)	64	—
Euro/Canadian dollar	(56)	56	—	(51)	51	—
Euro/Czech koruna	(2)	(8)	(10)	(3)	(9)	(12)
Euro/Hungarian forint	(3)	—	(3)	(4)	(13)	(17)
Euro/Mexican peso	—	—	—	(104)	104	—
Euro/South Korean won	(57)	27	(30)	—	—	—
Euro/Pound sterling	(52)	184	132	(45)	214	169
Euro/Russian ruble	(74)	109	35	(102)	127	25
Euro/Ukrainian hryvnia	(68)	—	(68)	(72)	—	(72)
Euro/US dollar	(420)	152	(268)	—	127	127
Japanese yen/South Korean won	(10)	10	—	—	—	—
Mexican peso/Colombian peso	(33)	33	—	—	—	—
Mexican peso/South Korean won	(5)	5	—	—	—	—
US dollar/Argentinean peso	(459)	459	—	(345)	345	—
US dollar/Bolivian boliviano	(62)	62	—	(72)	72	—
US dollar/Brazilian real	(1 419)	1 419	—	(1 389)	1 389	—
US dollar/Canadian dollar	(321)	321	—	(271)	271	—
US dollar/Chilean peso	(152)	152	—	(140)	140	—
US dollar/Chinese yuan	(135)	121	(14)	—	—	—
US dollar/Colombian peso	(10)	10	—	—	—	—
US dollar/Euro	(197)	301	104	(145)	120	(25)
US dollar/Mexican peso	(1 234)	1 933	699	(1 182)	5 795	4 613
US dollar/Paraguayan guarani	(96)	96	—	(84)	84	—
US dollar/Peruvian nuevo sol	(5)	5	—	(46)	46	—
US dollar/Pound sterling	(23)	23	—	(25)	14	(11)
US dollar/Russian ruble	(78)	115	37	(135)	81	(54)
US dollar/South Korean won	(35)	84	49	—	—	—
US dollar/Ukrainian hryvnia	(46)	—	(46)	(44)	—	(44)
US dollar/Uruguayan peso	(52)	52	—	(37)	37	—

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

As of 31 December 2015, designated derivative and non-derivative financial instruments in a net investment hedge relationship amount to 11 193m US dollar equivalent (7 012m US dollar in 2014) in Holding companies and approximately 1 460m US dollar equivalent (2 889m US dollar in 2014) at Ambev level. Those derivatives and non-derivatives are used to hedge foreign operations with functional currencies mainly denominated in Argentinean peso, Brazilian real, Bolivian boliviano, Canadian dollar, Chilean peso, Dominican peso, euro, Mexican peso, pound sterling, South Korean won and US dollar.

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

CURRENCY SENSITIVITY ANALYSIS

Currency transactional risk

Most of AB InBev’s non-derivative monetary financial instruments are either denominated in the functional currency of the subsidiary or are converted into the functional currency through the use of derivatives. However, the company can have open positions in certain countries for which hedging can be limited as the illiquidity of the local foreign exchange market prevents the company from hedging at a reasonable cost. The transactional foreign currency risk mainly arises from open positions in Czech koruna, Mexican peso, pound sterling, Russian ruble, South Korean won and Ukrainian hryvnia against the US dollar and the euro. AB InBev estimated the reasonably possible change of exchange rate, on the basis of the average volatility on the open currency pairs, as follows:

	2015
	Closing rate 31 December 2015	Possible closing rate[1]	Volatility of rates in %

Pound sterling/Euro	1.36	1.23 - 1.50	9.73%
Euro/Czech koruna	27.02	26.21 - 27.83	2.99%
Euro/Russian ruble	79.35	58.04 - 100.66	26.86%
Euro/Ukrainian hryvnia	26.13	10.51 - 41.75	59.79%
US dollar/Euro	0.92	0.81 - 1.03	12.13%
US dollar/Mexican peso	17.21	15.38 - 19.04	10.63%
US dollar/Pound sterling	0.67	0.62 - 0.73	8.34%
US dollar/Russian ruble	72.88	54.75 - 91.01	24.88%
US dollar/Ukrainian hryvnia	24.00	8.88 - 39.12	63.01%

	2014
	Closing rate 31 December 2014	Possible closing rate[2]	Volatility of rates in %

Pound sterling/Euro	1.28	1.21-1.36	5.76%
Euro/Czech koruna	27.73	27.11-28.36	2.26%
Euro/Hungarian forint	315.56	294.18-336.93	6.77%
Euro/Russian ruble	68.30	49.11-87.5	28.10%
Euro/Ukrainian hryvnia	19.14	13.61-24.68	28.90%
US dollar/Euro	0.82	0.77-0.87	6.14%
US dollar/Mexican peso	14.72	13.69-15.75	7.00%
US dollar/Pound sterling	0.64	0.61-0.68	5.59%
US dollar/Russian ruble	56.26	41.27-71.25	26.65%
US dollar/Ukrainian hryvnia	15.77	11.27-20.27	28.54%

Had the Czech koruna, the Mexican peso, the pound sterling, the Russian ruble, South Korean won and the Ukrainian hryvnia weakened/strengthened during 2015 by the above estimated changes against the euro or the US dollar, with all other variables held constant, the 2015 impact on consolidated profit before taxes would have been approximately 71m US dollar (103m US dollar in 2014) higher/lower.

Additionally, the AB InBev sensitivity analysis1 to the foreign exchange rates on its total derivatives positions as of 31 December 2015, shows a positive/negative pre-tax impact on equity reserves of 895m US dollar (446m US dollar in 2014).

NET FOREIGN EXCHANGE RESULTS

Foreign exchange results recognized on unhedged and hedged exposures and from the related hedging derivative instruments can be summarized per type of hedging relationship as follows:

Million US dollar	2015	2014	2013

Fair value hedges - hedging instruments	—	—	(2)
Cash flow hedges - hedged items	61	(60)	2
Cash flow hedges - hedging instruments (reclassified from equity)	(11)	53	(1)
Economic hedges - hedged items not part of a hedge accounting relationship	(347)	—	(122)
Economic hedges - hedging instruments not part of a hedge accounting relationship	352	11	125
Other results - not hedged	323	315	(297)

	378	319	(295)

B.	INTEREST RATE RISK

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

[1]	Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2015.
[2]	Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2014.

The company entered into several pound sterling fixed/euro floating cross currency interest rate swaps to manage and reduce the impact of changes in the pound sterling exchange rate and interest rate on this bond.

These derivative instruments have been designated in a fair value hedge accounting relationship.

US dollar fixed rate bond hedges (interest rate risk on borrowings in US dollar)

The company entered into several US dollar fixed/floating interest rate swaps to manage and reduce the impact of changes in the US dollar interest rates on the fair value of certain fixed rate bonds with an aggregate principal amount of 3.8 billion US dollar.

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

The company entered into several Canadian dollar fixed/US dollar fixed cross currency interest rate swaps to manage and reduce the impact of changes in the Canadian dollar exchange rate and interest rate on these bonds.

These derivative instruments have been designated in a cash flow hedge accounting relationship.

Pound sterling bond hedges (foreign currency risk + interest rate risk on borrowings in pound sterling)

In September 2013, the company issued a pound sterling bond for an equivalent of 500m pound sterling. This bond bears interest at 4.00% per year with maturity in September 2025.

The company entered into several pound sterling fixed/euro fixed cross currency interest rate swaps to manage and reduce the impact of changes in the pound sterling exchange rate and interest rate on this bond.

These derivative instruments have been designated in a cash flow hedge accounting relationship.

ECONOMIC HEDGE

Marketable debt security hedges (interest rate risk on Brazilian real)

During 2015, Ambev invested in highly liquid Brazilian real denominated government debt securities.

The company also entered into interest rate future contacts in order to offset the Brazilian real interest rate exposure of such government bonds. Since both instruments are measured at fair value with changes recorded into profit or loss, no hedge accounting designation was done.

INTEREST RATE SENSITIVITY ANALYSIS

In respect of interest-bearing financial liabilities, the table below indicates their effective interest rates at balance sheet date as well as the split per currency in which the debt is denominated.

31 December 2015	Before hedging		After hedging
Interest-bearing financial liabilities Million US dollar	Effective interest rate	Amount	Effective interest rate	Amount

Floating rate
Brazilian real	9.41%	270	11.19%	355
Euro	0.09%	2 934	1.41%	3 975
US dollar	1.12%	584	1.20%	1 787
Other	6.10%	6	6.10%	6

		3 795		6 124

Fixed rate
Brazilian real	7.13%	282	8.22%	237
Canadian dollar	3.14%	1 290	3.22%	968
Dominican peso	9.52%	101	9.52%	101
Euro	2.47%	11 363	2.31%	13 893
Pound sterling	6.54%	2 686	8.67%	912
South Korean won	—	—	2.44%	1 000
US dollar	4.21%	29 935	4.37%	26 216
Other	3.60%	14	3.60%	14

		45 671		43 342

31 December 2014	Before hedging		After hedging
Interest-bearing financial liabilities Million US dollar	Effective interest rate	Amount	Effective interest rate	Amount

Floating rate
Brazilian real	7.24%	438	8.74%	668
Euro	0.36%	1 328	2.70%	2 844
Russian ruble	—	—	8.96%	94
US dollar	0.98%	745	2.62%	3 539
Other	11.12%	26	11.12%	26

		2 537		7 171

Fixed rate
Argentinean peso	23.69%	37	23.69%	37
Brazilian real	7.99%	595	7.96%	457
Canadian dollar	3.14%	1 548	3.22%	1 161
Dominican peso	10.38%	23	10.38%	23
Euro	3.02%	10 246	2.90%	12 822
Pound sterling	6.71%	2 816	9.34%	888
South Korean won	—	—	2.26%	500
US dollar	4.02%	33 312	4.13%	28 055
Other	7.18%	8	7.18%	8

		48 585		43 951

At 31 December 2015, the total carrying amount of the floating and fixed rate interest-bearing financial liabilities before hedging listed above includes bank overdrafts of 13m US dollar.

As disclosed in the above table, 6 124m US dollar or 12.38% of the company’s interest bearing financial liabilities bear a variable interest rate. The company estimated that the reasonably possible change of the market interest rates applicable to its floating rate debt after hedging is as follows:

	2015
	Interest rate 31 December 2015[1]	Possible interest rate[2]	Volatility of rates in %

Brazilian real	13.64%	12.48% - 14.8%	8.52%
Euro	0%	0.15% - 0%	211.93%
US dollar	0.61%	0.5% - 0.73%	18.83%

	2014
	Interest rate 31 December 2014[1]	Possible interest rate[2]	Volatility of rates in %

Brazilian real	11.11%	10.25% - 11.97%	7.72%
Euro	0.08%	0.04% - 0.11%	43.74%
Russian ruble	23.77%	11.93% - 35.61%	49.79%
US dollar	0.26%	0.23% - 0.28%	9.16%

[1]	Applicable 3-month InterBank Offered Rates as of 31 December 2015 and as of 31 December 2014.
[2]	Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2015 and at December 2014. For the Brazilian real floating rate debt, the estimated market interest rate is composed of the InterBank Deposit Certificate (‘CDI’) and the Long-Term Interest Rate (‘TJLP’). With regard to other market interest rates, the company’s analysis is based on the 3-month InterBank Offered Rates applicable for the currencies concerned (e.g. EURIBOR 3M, LIBOR 3M).

When AB InBev applies the reasonably possible increase/decrease in the market interest rates mentioned above on its floating rate debt at 31 December 2015, with all other variables held constant, 2015 interest expense would have been 5m US dollar higher/lower (2014: 19m US dollar). This effect would be more than offset by 50m US dollar higher/lower interest income on AB InBev’s interest-bearing financial assets (2014: 70m US dollar).

INTEREST EXPENSE

Interest expense recognized on unhedged and hedged financial liabilities and the net interest expense from the related hedging derivative instruments can be summarized per type of hedging relationship as follows:

Million US dollar	2015	2014	2013

Financial liabilities measured at amortized cost – not hedged	(2 005)	(2 236)	(2 066)
Fair value hedges – hedged items	(87)	(97)	(106)
Fair value hedges – hedging instruments	50	42	21
Cash flow hedges – hedged items	(31)	(35)	—
Cash flow hedges – hedging instruments (reclassified from equity)	24	10	(5)
Net investment hedges – hedging instruments (interest component)	152	192	94
Economic hedges – hedged items not part of a hedge accounting relationship	8	(9)	(24)
Economic hedges – hedging instruments not part of a hedge accounting relationship	56	125	43

	(1 833)	(2 008)	(2 043)

C.	COMMODITY PRICE RISK

The commodity markets have experienced and are expected to continue to experience price fluctuations. AB InBev therefore uses both fixed price purchasing contracts and commodity derivatives to minimize exposure to commodity price volatility. The company has important exposures to the following commodities: aluminum, barley, coal, corn grits, corn syrup, corrugated board, diesel, fuel oil, glass, hops, labels, malt, natural gas, orange juice, plastics, rice, steel and wheat. As of 31 December 2015, the company has the following commodity derivatives outstanding (in notional amounts): aluminum swaps for 1 681m US dollar (2014: 1 470m US dollar), natural gas and energy derivatives for 216m US dollar (2014: 330m US dollar), exchange traded sugar futures for 92m US dollar (2014: 83m US dollar), corn swaps for 272m US dollar (2014: 285m US dollar), exchange traded wheat futures for 484m US dollar (2014: 648m US dollar), rice swaps for 138m US dollar (2014: 76m US dollar) and plastic derivatives for 107m US dollar (2014: 146m US dollar). These hedges are designated in a cash flow hedge accounting relationship.

COMMODITY PRICE SENSITIVITY ANALYSIS

The impact of changes in the commodity prices for AB InBev’s derivative exposures would have caused an immaterial impact on 2015 profits as most of the company’s commodity derivatives are designated in a hedge accounting relationship.

The table below shows the estimated impact that changes in the price of the commodities, for which AB InBev held material derivative exposures at 31 December 2015, would have on the equity reserves.

	2015
	Volatility of prices in %[1]	Pre-tax impact on equity
Million US dollar		Prices increase	Prices decrease

Aluminum	18.06%	203	(203)
Sugar	31.20%	30	(30)
Wheat	34.65%	(7)	7
Energy	30.28%	59	(59)
Rice	23.52%	22	(22)
Corn	13.45%	53	(53)
Plastic	18.43%	23	(23)

	2014
	Volatility of prices in %[2]	Pre-tax impact on equity
Million US dollar		Prices increase	Prices decrease

Aluminum	15.81%	197	(197)
Sugar	26.74%	53	(53)
Wheat	26.57%	57	(57)
Energy	22.48%	67	(67)
Rice	16.72%	13	(13)
Corn	22.30%	59	(59)

[1]	Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2015.
[2]	Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2014.

D.	EQUITY PRICE RISK

AB InBev entered into a series of derivative contracts to hedge the risk arising from the different share-based payment programs. The purpose of these derivatives is mainly to effectively hedge the risk that a price increase in the AB InBev shares will negatively impact future cash flows related to the share-based payments. Furthermore, AB InBev entered into a series of derivative contracts to hedge the deferred share instrument related to the Modelo combination (see also Note 11 Finance cost and income and Note 21 Changes in equity and earnings per share) and some share-based payments in connection with the combination with SABMiller. Most of these derivative instruments could not qualify for hedge accounting therefore they have not been designated in any hedging relationships.

As of 31 December 2015, an exposure for an equivalent of 64.5m of AB InBev shares was hedged, resulting in a total gain of 1 337 US dollar recognized in the profit or loss account for the period, of which 844m US dollar related to the company’s share-based payment programs, 493m US dollar and 18m US dollar related to the Modelo and SABMiller transactions, respectively.

Between 2012 and 2015, AB InBev reset with counterparties certain derivative contracts to market price. This resulted in a cash inflow of 1.3 billion US dollar between 2012 and 2014 and 21m US dollar in 2015 and, accordingly, a decrease of counterparty risk.

EQUITY PRICE SENSITIVITY ANALYSIS

The sensitivity analysis on the share-based payments hedging program, calculated based on a 25.12% (2014: 18.29%) reasonable possible volatility1 of the AB InBev share price and with all the other variables held constant, would show 2 017m US dollar positive/negative impact on the 2015 profit before tax (2014: 1 183m US dollar).

E.	CREDIT RISK

Credit risk encompasses all forms of counterparty exposure, i.e. where counterparties may default on their obligations to AB InBev in relation to lending, hedging, settlement and other financial activities. The company has a credit policy in place and the exposure to counterparty credit risk is monitored.

AB InBev mitigates its exposure to counterparty credit risk through minimum counterparty credit guidelines, diversification of counterparties, working within agreed counterparty limits and through setting limits on the maturity of financial assets. The company has furthermore master netting agreements with all of the financial institutions that are counterparties to the over the counter (OTC) derivative financial instruments. These agreements allow for the net settlement of assets and liabilities arising from different transactions with the same counterparty. Based on these factors, AB InBev considers the risk of counterparty default per 31 December 2015 to be limited.

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

EXPOSURE TO CREDIT RISK

The carrying amount of financial assets represents the maximum credit exposure of the company. The carrying amount is presented net of the impairment losses recognized. The maximum exposure to credit risk at the reporting date was:

	2015			2014
Million US dollar	Gross	Impairment	Net carrying amount	Gross[2]	Impairment	Net carrying amount[2]

Debt securities held for trading	55	—	55	301	—	301
Available for sale	40	(9)	31	20	(11)	9
Held to maturity	17	—	17	21	—	21
Trade receivables	3 244	(230)	3 014	3 488	(260)	3 228
Cash deposits for guarantees	187	—	187	229	—	229
Loans to customers	94	—	94	121	(30)	91
Other receivables	1 975	(99)	1 876	2 281	(128)	2 153
Derivatives	3 563	—	3 563	2 244	—	2 244
Cash and cash equivalents	6 923	—	6 923	8 357	—	8 357

	16 098	(338)	15 760	17 062	(429)	16 633

There was no significant concentration of credit risks with any single counterparty per 31 December 2015 and no single customer represented more than 10% of the total revenue of the group in 2015.

[1]	Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2015.
[2]	Reclassified to conform to the 2015 presentation.

IMPAIRMENT LOSSES

The allowance for impairment recognized during the period per classes of financial assets was as follows:

	2015
Million US dollar	Available for sale	Trade receivables	Loans to customers	Other receivables	Cash and cash equivalents	Total

Balance at 1 January	(11)	(260)	(30)	(128)	—	(429)
Impairment losses	—	(41)	—	(16)	—	(57)
Derecognition	—	20	30	22	—	72
Currency translation and other	2	51	—	23	—	76

Balance at 31 December	(9)	(230)	—	(99)	—	(338)

	2014
Million US dollar	Available for sale	Trade receivables	Loans to customers	Other receivables	Cash and cash equivalents	Total

Balance at 1 January	(13)	(249)	(84)	(162)	—	(508)
Impairment losses	(1)	(37)	(1)	—	—	(39)
Derecognition	2	28	38	15	—	83
Currency translation	1	(2)	17	19	—	35

Balance at 31 December	(11)	(260)	(30)	(128)	—	(429)

	2013
Million US dollar	Available for sale	Trade receivables	Loans to customers	Other receivables	Cash and cash equivalents	Total

Balance at 1 January	(48)	(246)	(100)	(134)	—	(528)
Impairment losses	(69)	(53)	—	(1)	—	(123)
Derecognition	104	41	19	2	—	204
Currency translation	—	9	(3)	(29)	—	(23)

Balance at 31 December	(13)	(249)	(84)	(162)	—	(508)

F.	LIQUIDITY RISK

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

The following are the nominal contractual maturities of non-derivative financial liabilities including interest payments and derivative financial assets and liabilities:

	2015
Million US dollar	Carrying amount[1]	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years

Non-derivative financial liabilities
Secured bank loans	(277)	(340)	(115)	(81)	(27)	(39)	(78)
Commercial papers	(2 087)	(2 089)	(2 089)	—	—	—	—
Unsecured bank loans	(1 469)	(1 740)	(1 446)	(216)	(56)	(22)	—
Unsecured bond issues	(45 442)	(63 694)	(3 434)	(8 036)	(6 209)	(12 546)	(33 469)
Unsecured other loans	(52)	(114)	(15)	(16)	(14)	(15)	(54)
Finance lease liabilities	(126)	(218)	(13)	(14)	(14)	(32)	(145)
Bank overdraft	(13)	(13)	(13)	—	—	—	—
Trade and other payables	(18 816)	(19 082)	(17 616)	(454)	(184)	(392)	(436)

	(68 282)	(87 290)	(24 741)	(8 817)	(6 504)	(13 046)	(34 182)

Derivative financial assets/(liabilities)
Interest rate derivatives	(99)	(100)	18	(8)	(15)	(13)	(82)
Foreign exchange derivatives	(3 022)	(3 088)	(3 072)	2	(12)	(6)	—
Cross currency interest rate swaps	167	175	57	182	(73)	(81)	90
Commodity derivatives	(246)	(247)	(250)	3	—	—	—
Equity derivatives	2 468	2 469	2 469	—	—	—	—

	(732)	(791)	(778)	179	(100)	(100)	8

Of which: directly related to cash flow hedges	(1 187)	(1 269)	(1 238)	45	(105)	13	16

	2014
Million US dollar	Carrying amount[1]	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years

Non-derivative financial liabilities
Secured bank loans	(286)	(313)	(124)	(82)	(32)	(46)	(29)
Commercial papers	(2 211)	(2 214)	(2 214)	—	—	—	—
Unsecured bank loans	(820)	(889)	(590)	(168)	(69)	(62)	—
Unsecured bond issues	(47 549)	(66 851)	(5 715)	(4 212)	(8 339)	(13 154)	(35 431)
Unsecured other loans	(82)	(175)	(35)	(21)	(18)	(22)	(79)
Finance lease liabilities	(133)	(244)	(14)	(14)	(14)	(34)	(168)
Bank overdraft	(41)	(41)	(41)	—	—	—	—
Trade and other payables	(18 909)	(19 151)	(17 908)	(356)	(215)	(163)	(509)

	(70 031)	(89 878)	(26 641)	(4 853)	(8 687)	(13 481)	(36 216)

Derivative financial assets/(liabilities)
Interest rate derivatives	33	33	47	21	(11)	(24)	—
Foreign exchange derivatives	(277)	(281)	(281)	—	—	—	—
Cross currency interest rate swaps	319	384	83	41	103	116	41
Commodity derivatives	(166)	(169)	(171)	2	—	—	—
Equity derivatives	1 258	1 246	1 028	218	—	—	—

	1 167	1 213	706	282	92	92	41

Of which: directly related to cash flow hedges	(45)	(47)	(46)	2	41	(43)	(1)

G.	CAPITAL MANAGEMENT

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

[1]	“Carrying amount” refers to net book value as recognized in the balance sheet at each reporting date.

The following table summarizes for each type of derivative the fair values recognized as assets or liabilities in the balance sheet:

	Assets		Liabilities		Net
Million US dollar	2015	2014	2015	2014	2015	2014
Foreign currency
Forward exchange contracts	574	420	(3 625)	(652)	(3 051)	(232)
Foreign currency futures	94	72	(65)	(117)	29	(45)

Interest rate
Interest rate swaps	—	41	(19)	(8)	(19)	33
Cross currency interest rate swaps	307	379	(140)	(60)	167	319
Other interest rate derivatives	—	—	(80)	—	(80)	—

Commodities
Aluminum swaps	28	17	(211)	(53)	(183)	(36)
Sugar futures	7	2	(11)	(27)	(4)	(25)
Wheat futures	62	47	(24)	(16)	38	31
Other commodity derivatives	5	8	(102)	(144)	(97)	(136)

Equity
Equity derivatives	2 486	1 258	(18)	—	2 468	1 258

	3 563	2 244	(4 295)	(1 077)	(732)	1 167

Of which:
Non-current	295	507	(315)	(64)	(20)	443
Current	3 268	1 737	(3 980)	(1 013)	(712)	724

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

Interest-bearing financial liabilities Million US dollar	2015 Carrying amount[1]	2015 Fair value	2014 Carrying amount[1]	2014 Fair value
Fixed rate
Argentinean peso	(1)	(1)	(37)	(37)
Brazilian real	(282)	(281)	(595)	(591)
Canadian dollar	(1 290)	(1 416)	(1 548)	(1 580)
Dominican peso	(101)	(101)	(23)	(23)
Euro	(11 363)	(12 669)	(10 246)	(11 373)
Pound sterling	(2 686)	(3 242)	(2 816)	(3 534)
US dollar	(29 935)	(32 959)	(33 312)	(37 646)
Other	(13)	(14)	(8)	(8)

	(45 671)	(50 683)	(48 585)	(54 792)

As required by IFRS 13 Fair value measurement, the following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable.

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3 fair value measurements are those derived from valuation techniques for which the lowest level of input that is significant to the fair value measurement is unobservable.

[1]	“Carrying amount” refers to net book value as recognized in the balance sheet at each reporting date.

Fair value hierarchy 2015 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3
Financial Assets
Held for trading (non-derivatives)	55	—	—
Derivatives at fair value through profit and loss	41	2 712	—
Derivatives in a cash flow hedge relationship	47	404	—
Derivatives in a fair value hedge relationship	—	180	—
Derivatives in a net investment hedge relationship	16	163	—

	159	3 459	—

Financial Liabilities
Deferred consideration on acquisitions at fair value	—	—	1 449
Derivatives at fair value through profit and loss	36	1 819	—
Derivatives in a cash flow hedge relationship	35	1 603	—
Derivatives in a fair value hedge relationship	—	117	—
Derivatives in a net investment hedge relationship	19	666	—

	90	4 205	1 449

Fair value hierarchy 2014 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3
Financial Assets
Held for trading (non-derivatives)	301	—	—
Derivatives at fair value through profit and loss	37	1 352	—
Derivatives in a cash flow hedge relationship	11	369	—
Derivatives in a fair value hedge relationship	—	140	—
Derivatives in a net investment hedge relationship	34	301	—

	383	2 162	—

Financial Liabilities
Deferred consideration on acquisitions at fair value	—	—	1 268
Derivatives at fair value through profit and loss	65	459	—
Derivatives in a cash flow hedge relationship	89	336	—
Derivatives in a fair value hedge relationship	—	18	—
Derivatives in a net investment hedge relationship	19	91	—

	173	904	1 268

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

NON-DERIVATIVE FINANCIAL LIABILITIES

As part of the 2012 shareholders agreement between Ambev and E. León Jimenes S.A., following the acquisition of Cervecería Nacional Dominicana S.A. (“CND”), a put and call option is in place which may result in Ambev acquiring additional shares in CND. As of 31 December 2015, the put option was valued 1 424m US dollar (2014: 1 239m US dollar) and recognized as a deferred consideration on acquisitions at fair value in “level 3” category above. The variance is mainly explained by accretion and foreign exchange expenses as well as fair value gains. No value was allocated to the call option. The fair value of such deferred consideration is calculated based on commonly-used valuation techniques (i.e. net present value of future principal and interest cash flows discounted at market rate). These are based on market inputs from reliable financial information providers. As the put option may be exercised in the short-term, a portion of the liability is presented as a current liability.

Fair values determined by reference to prices provided by reliable financial information providers are periodically checked for consistency against other pricing sources.

I.	OFFSETTING FINANCIAL ASSETS & FINANCIAL LIABILITIES

The following financial assets and liabilities are subject to offsetting, enforceable master netting agreements and similar agreements:

	2015
Million US dollar	Gross amount	Net amount recognized in the statement of financial position[1]	Other offsetting agreements[2]	Total net amount
Derivative assets	3 563	3 563	(4 633)	(1 070)
Derivative liabilities	(4 295)	(4 295)	3 475	(820)

[1]	Net amount recognized in the statement of financial position after taking into account offsetting agreements that meet the offsetting criteria as per IFRS rules
[2]	Other offsetting agreements include collateral and other guarantee instruments, as well as offsetting agreements that do not meet the offsetting criteria as per IFRS rules

	2014
Million US dollar	Gross amount	Net amount recognized in the statement of financial position[1]	Other offsetting agreements[2]	Total net amount
Derivative assets	2 244	2 244	(1 215)	1 029
Derivative liabilities	(1 077)	(1 077)	941	(136)

28.	OPERATING LEASES

Non-cancelable operating leases are payable and receivable as follows:

	2015
	Pub leases		Other operational leases			Net lease obligations
Million US dollar	Lessee	Sublease	Lessee	Sublease	Lessor
Less than one year	(108)	73	(95)	31	2	(97)
Between one and two years	(105)	70	(80)	24	2	(89)
Between two and three years	(103)	66	(69)	18	2	(86)
Between three and five years	(190)	123	(87)	26	2	(126)
More than five years	(593)	163	(157)	15	2	(570)

	(1 099)	495	(488)	114	10	(968)

	2014
	Pub leases		Other operational leases			Net lease obligations
Million US dollar	Lessee	Sublease	Lessee	Sublease	Lessor
Less than one year	(121)	83	(107)	36	3	(106)
Between one and two years	(118)	79	(89)	28	2	(98)
Between two and three years	(115)	75	(70)	24	3	(83)
Between three and five years	(214)	140	(90)	34	4	(126)
More than five years	(704)	186	(118)	21	15	(600)

	(1 272)	563	(474)	143	27	(1 013)

Following the sale of Dutch and Belgian pub real estate to Cofinimmo in October 2007, AB InBev entered into lease agreements of 27 years. These operating leases maturing in November 2034 represent an undiscounted obligation of 1 099m US dollar. The pubs leased from Cofinimmo are subleased for an average outstanding period of 6 to 8 years and represent an undiscounted right to receive 495m US dollar. These leases are subject to renewal after their expiration date. The impact of such renewal is not reported in the table above.

Furthermore, the company leases a number of warehouses, factory facilities and other commercial buildings under operating leases. The leases typically run for an initial period of five to ten years, with an option to renew the lease after that date. This represents an undiscounted obligation of 488m US dollar. Lease payments are increased annually to reflect market rentals. None of the leases include contingent rentals. Also in this category AB InBev has sublet some of the leased properties, representing an undiscounted right of 114m US dollar.

At 31 December 2015, 233m US dollar was recognized as an expense in the income statement in respect of operating leases as lessee (2014: 276m US dollar; 2013: 255m US dollar), while 121m US dollar was recognized as income in the income statement in respect of subleases (2014: 148m US dollar; 2013: 141m US dollar).

The company also leases out part of its own property under operating leases. At 31 December 2015, 20m US dollar was recognized as income in the income statement in respect of operating leases as lessor (2014: 23m US dollar).

29.	COLLATERAL AND CONTRACTUAL COMMITMENTS FOR THE ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT, LOANS TO CUSTOMERS AND OTHER

Million US dollar	2015	2014
Collateral given for own liabilities	562	641
Collateral and financial guarantees received for own receivables and loans to customers	194	193
Contractual commitments to purchase property, plant and equipment	750	647
Contractual commitments to acquire loans to customers	14	13
Other commitments	1 713	1 801

The collateral given for own liabilities of 562m US dollar at 31 December 2015 contains 157m US dollar cash guarantees. Such cash deposits are a customary feature associated with litigations in Brazil: in accordance with Brazilian laws and regulations a company may or must (depending on the circumstances) place a deposit with a bank designated by the court or provide other

[1]	Net amount recognized in the statement of financial position after taking into account offsetting agreements that meet the offsetting criteria as per IFRS rules
[2]	Other offsetting agreements include collateral and other guarantee instruments, as well as offsetting agreements that do not meet the offsetting criteria as per IFRS rules security such as collateral on property, plant and equipment. With regard to judicial cases, AB InBev has made the appropriate provisions in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets – see also Note 25 Provisions. In the company’s balance sheet the cash guarantees are presented as part of other receivables – see Note 19 Trade and other receivables. The remaining part of collateral given for own liabilities (405m US dollar) contains collateral on AB InBev’s property in favor of the excise tax authorities, the amount of which is determined by the level of the monthly excise taxes due, inventory levels and transportation risk, and collateral on its property, plant and equipment with regard to outstanding loans. To the extent that AB InBev would not respect its obligations under the related outstanding contracts or would lose the pending judicial cases, the collateralized assets would be used to settle AB InBev’s obligations.

To keep AB InBev’s credit risk with regard to receivables and loans to customers as low as possible collateral and other credit enhancements were obtained for a total amount of 194m US dollar at 31 December 2015. Collateral is held on both real estate and debt securities while financial guarantees are obtained from banks and other third parties.

AB InBev has entered into commitments to purchase property, plant and equipment for an amount of 750m US dollar at 31 December 2015.

In a limited number of countries AB InBev has committed itself to acquire loans to customers from banks at their notional amount if the customers do not respect their reimbursement commitments towards the banks. The total outstanding amount of such loans is 14m US dollar at 31 December 2015

On 23 July 2015 AB InBev entered into a subscription agreement for private placement of shares of Guangzhou Zhujiang Brewery Co., Ltd (“Zhujiang Brewery”), investing no less than 1.6 billion RMB (approximately 258m US dollar) to increase its holdings in Zhujiang Brewery to 29.99%, subject to various regulatory approvals. This additional investment allows the company to further deepen the strategic partnership with Zhujiang Brewery which started in the early 1980s.

On 11 November 2015, AB Inbev’s indirect subsidiaries entered into an agreement to acquire the Canadian rights to a range of primarily spirit-based beers and ciders from Mark Anthony Group. In a separate transaction, Mark Anthony Group agreed to sell certain non-U.S. and non-Canadian trademark rights and other intellectual property to a subsidiary of AB InBev. Mark Anthony Group retains full ownership of its U.S. business, as well as the Canadian wine, spirits and beer import and distribution business. The transaction closed on January 20, 2016.

As at 31 December 2015, the following M&A related commitments existed with respect to the combination with Grupo Modelo and the proposed combination with SABMiller:

•	In a transaction related to the combination of AB InBev and Grupo Modelo select Grupo Modelo shareholders committed, upon tender of their Grupo Modelo shares, to acquire 23 076 923 AB InBev shares to be delivered within 5 years for consideration of approximately 1.5 billion US dollar. The consideration was paid on 5 June 2013. Pending the delivery of the AB InBev shares, AB InBev will pay a coupon on each undelivered AB InBev share, so that the Deferred Share Instrument holders are compensated on an after tax basis, for dividends they would have received had the AB InBev shares been delivered to them prior to the record date for such dividend.

•	On 7 June 2013, in a transaction related to the combination of AB InBev and Grupo Modelo, AB InBev and Constellation have entered into a three-year transition services agreement by virtue of which Grupo Modelo or its affiliates agreed to provide certain transition services to Constellation to ensure a smooth operational transition of the Piedras Negras brewery. AB InBev and Constellation have also entered into a temporary supply agreement for an initial three-year term, whereby Constellation can purchase inventory from Grupo Modelo or its affiliates under a specified pricing until the Piedras Negras brewery business acquires the necessary capacity to fulfill 100 percent of the US demand.

•	On 11 November 2015, the boards of AB InBev and SABMiller announced that they had reached agreement on the terms of a recommended acquisition of the entire issued and to be issued share capital of SABMiller by AB InBev (the “Combination”). Under the terms of the Combination, each SABMiller shareholder will be entitled to receive 44.00 pounds sterling in cash for each SABMiller share, with a partial share alternative available for approximately 41.6% of the SABMiller shares. The board of SABMiller has unanimously recommended the cash offer of 44.00 pounds sterling per SABMiller share to SABMiller shareholders. The Combination is subject to regulatory and shareholder approvals and closing is expected to occur during the second half of 2016.

•	On 11 November 2015, AB InBev also announced an agreement with Molson Coors Brewing Company, conditional on completion of the Combination, regarding a complete divestiture of SABMiller’s interest in MillerCoors LLC (a joint venture in the U.S. and Puerto Rico between Molson Coors Brewing Company and SABMiller) and in the Miller Global Brand Business to Molson Coors Brewing Company. The total transaction is valued at 12 billion US dollar and is conditional on completion of the Combination.

•	On 10 February 2016, AB InBev announced that it had received a binding offer from Asahi Group Holdings, Ltd (“Asahi”) to acquire certain of SABMiller’s European premium brands and related business. The offer values the Peroni, Grolsch, and Meantime brand families and associated businesses in Italy, the Netherlands, UK and internationally at 2 550m euro on a debt free/cash free basis. The parties will now commence the relevant employee information and consultation processes, during which time AB InBev has agreed to a period of exclusivity with Asahi in respect of these brands and businesses. Asahi’s offer is conditional on the successful closing of the recommended acquisition of SABMiller by AB InBev, as announced on 11 November 2015.

•	There is no guarantee that the regulatory pre-conditions and conditions will be satisfied (or waived, if applicable). Failure to satisfy any of the conditions may result in the Combination not being completed and, in certain circumstances, including if any regulatory pre-condition or condition is not satisfied by the specified long stop date of 11 May 2017 (unless extended), AB InBev may be required to pay or procure the payment to SABMiller of a break payment of 3 billion US dollar.

Other commitments amount to 1 713m US dollar at 31 December 2015 and mainly cover guarantees given to pension funds, rental and other guarantees.

In order to fulfil AB InBev’s commitments under various outstanding stock option plans, AB InBev entered into stock lending arrangements for up to 15 million of its own ordinary shares. AB InBev shall pay any dividend equivalent, after tax in respect of the loaned securities. This payment will be reported through equity as dividend. As of 31 December 2015, 10.6 million loaned securities were used to fulfil stock option plan commitments.

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

AMBEV TAX MATTERS

As of 31 December 2015, AB InBev’s material tax proceedings related to Ambev and its subsidiaries. Estimates of amounts of possible loss are as follows:

Million US dollar	31 December 2015	31 December 2014
Income tax and social contribution	4 189	4 874
Value-added and excise taxes	2 658	2 127
Other taxes	220	115

	7 067	7 116

The most significant tax proceedings of Ambev are discussed below.

INCOME TAX AND SOCIAL CONTRIBUTION

During 2005, certain subsidiaries of Ambev received a number of assessments from Brazilian federal tax authorities relating to profits of its foreign subsidiaries. In December 2008, the Administrative Court decided on one of the tax assessments relating to earnings of Ambev’s foreign subsidiaries. This decision was partially favorable to Ambev, and in connection with the remaining part, Ambev filed an appeal to the Upper House of the Administrative Court and is awaiting its decision. With respect to another tax assessment relating to foreign profits, the Administrative Court rendered a decision favorable to Ambev in September 2011. In December 2013, Ambev received another tax assessment related to profits of its foreign subsidiaries. As of 31 December 2015, Ambev management estimates the exposure of approximately 4.5 billion Brazilian real (1.2 billion US dollar) as a possible risk, and accordingly has not recorded a provision for such amount, and approximately 38 million Brazilian real (10m US dollar) as a probable loss, for which a provision has been recorded.

In December 2011, Ambev received a tax assessment related to the goodwill amortization resulting from the Inbev Holding Brasil S.A. merger with Ambev. In November 2014 the Lower Administrative Court concluded the judgment. The decision was partly favorable, Ambev was notified in August 2015 and presented an appeal to the Upper Administrative Court. Now Ambev awaits the respective judgement of the appeal. Ambev has not recorded any provisions for this matter, and management estimates possible losses in relation to this assessment to be approximately 4.6 billion Brazilian real (1.2 billion US dollar) as of 31 December 2015. In the event we are required to pay these amounts, the company will reimburse the amount proportional to the benefit received by the company pursuant to the merger protocol, as well as the related costs.

In October 2013, Ambev also received a tax assessment related to the goodwill amortization resulting from the merger of Beverage Associates Holding Limited (“BAH”) into Ambev. Ambev filed a defense in November 2013. In December 2014, Ambev filed an appeal against the unfavorable first level administrative decision published in November 2014. Ambev management estimates the amount of possible losses in relation to this assessment to be approximately 1.3 billion Brazilian real (0.3 billion US dollar) as of 31 December 2015. Ambev has not recorded any provision in connection therewith.

Ambev and certain of its subsidiaries received a number of assessments from Brazilian federal tax authorities relating to the consumption of income tax losses in relation to company mergers. Ambev management estimates the total exposures of possible losses in relation to these assessments to be approximately 455 million Brazilian real (117 m US dollar) as of 31 December 2015.

In December 2014, Ambev received a tax assessment from the Brazilian Federal Tax Authorities related to the disallowance of alleged non-deductible expenses and the deduction of certain losses mainly associated to financial investments and loans. The defense was presented on 28 January 2015. Ambev management estimates the amount of possible losses in relation to this assessment to be approximately 1.3 billion Brazilian real (0.3 billion US dollar) as of 31 December 2015. Ambev has not recorded any provision in connection therewith.

In December 2015, Ambev also received a new tax assessment related to the same matter. Ambev management estimates the amount of possible losses in relation to this assessment to be approximately 332 million Brazilian real (85m US dollar) as of 31 December 2015. Ambev has not recorded any provision in connection with this assessment.

During 2014 and the first quarter of 2015, Ambev received tax assessments from the Brazilian Federal Tax Authorities related to the disallowance of deductions associated with alleged unproven taxes paid abroad, for which the decision from the Upper House of the Administrative Court is still pending. Ambev management estimates the possible losses related to these assessments to be approximately 1.9 billion Brazilian real (0.5 billion US dollar) as of 31 December 2015. Ambev has not recorded any provision in connection therewith.

[1]	Amounts have been converted to US dollar at the closing rate of the respective period.

ICMS VALUE ADDED TAX, IPI EXCISE TAX AND TAXES ON NET SALES

In Brazil, goods manufactured within the Manaus Free Trade Zone intended for remittance elsewhere in Brazil are exempt from IPI excise tax. Ambev’s subsidiaries have been registering IPI excise tax presumed credits upon the acquisition of exempted inputs manufactured therein. Since 2009, Ambev has been receiving a number of tax assessments from the Brazilian Federal Tax Authorities relating to the disallowance of such presumed credits and other IPI credits, which are under discussion. Ambev management estimates the possible losses related to these assessments to be approximately 1.8 billion Brazilian real (0.5 billion US dollar) as of 31 December 2015. Ambev has not recorded any provision in connection therewith.

In 2014 and 2015, Ambev received tax assessments from the Brazilian Federal Tax Authorities relating to IPI excise tax, supposedly due over remittances of manufactured goods to other related factories, for which the decision from the Upper House of the Administrative Court is still pending. Ambev management estimates the possible losses related to these assessments to be approximately 1.3 billion Brazilian real (0.3 billion US dollar) as of 31 December 2015. Ambev has not recorded any provision in connection therewith.

Ambev is currently challenging tax assessments from the States of São Paulo, Rio de Janeiro, Minas Gerais and other States, which question the legality of tax credits arising from existing tax incentives received by Ambev in other States. Ambev management estimates the possible losses related to these assessments to be approximately 1.7 billion Brazilian real (0.4 billion US dollar) as of 31 December 2015. Ambev has not recorded any provision in connection therewith.

Ambev has been party to legal proceedings with the State of Rio de Janeiro where it is challenging such State’s attempt to assess ICMS with respect to unconditional discounts granted by Ambev from January 1996 to February 1998. In 2015, these proceedings were before the Superior Court of Justice and the Brazilian Supreme Court. In 2013, 2014 and 2015, Ambev received similar tax assessments issued by the State of Pará and Piauí, relating to the same issue, which are currently under discussion. In October 2015 and January 2016, Ambev paid the debts related to the State of Rio de Janeiro under the incentive tax payment program with discounts promoted by the State, in the total amount of approximately 271 million Brazilian real (69m US dollar). After the above mentioned payments, Ambev management estimates the amount involved in these proceedings to be approximately 492 million Brazilian real (126m US dollar) as of 31 December 2015, classified as possible loss and, therefore with no related provision.

Over the years, Ambev has received tax assessments relating to ICMS differences that some States consider due in the tax substitution system, in cases where the price of the products sold by the factory reaches levels above the price table basis established by such States. Ambev is currently challenging those charges before Courts. In 2015, Ambev received new tax assessments related to the same issue, in the amount of approximately 332 million Brazilian real (85m US dollar), increasing possible losses related to this issue to approximately 796 million Brazilian real (195m US dollar) as of 31 December 2015. Ambev has not recorded any provision in connection therewith.

OTHER TAX MATTERS

During 2014, Anheuser-Busch InBev Worldwide Inc. received a net proposed tax assessment from the United States federal tax authorities (IRS) of 0.3 billion US dollar predominantly involving certain inter-company transactions, related to tax returns for the years 2008 and 2009. In November 2015, the IRS issued an additional proposed tax assessment of 0.1 billion US dollar for tax years 2010 and 2011. Anheuser-Busch InBev Worldwide Inc. has filed protests with the IRS for the 2008 to 2011 tax years and intends to vigorously defend its position.

In February 2015, the European Commission opened an in-depth State Aid investigation into the Belgian excess profit ruling system. On 11 January 2016, the European Commission adopted a negative decision finding that the Belgian excess profit ruling system constitutes an aid scheme incompatible with the internal market and ordering Belgium to recover the incompatible aid from a number of aid beneficiaries. The Belgian authorities must now determine which companies have benefitted from the system and the precise amounts of incompatible aid to be recovered from each company. AB InBev has a Belgian excess profit ruling. AB InBev has not yet received any formal communication from Belgium on recovery. In addition, Belgium has announced that it will appeal the Commission decision to the EU’s General Court. The appeal does not suspend the recovery process, and the company cannot at this stage estimate the outcome of such legal proceedings. Based on the estimated exposure related to the excess profit ruling applicable to AB InBev, and the different elements referred to above, the company has not recorded any provisions in connection therewith as of 31 December 2015.

WARRANTS

Certain holders of warrants issued by Ambev in 1996 for exercise in 2003 proposed lawsuits to subscribe correspondent shares for an amount lower than Ambev considers as established upon the warrant issuance. In case Ambev loses the totality of these lawsuits, the issuance of 172,831,575 shares would be necessary. Ambev would receive in consideration funds that are materially lower than the current market value. This could result in a dilution of about 1% to all Ambev shareholders. Furthermore, the holders of these warrants are claiming that they should receive the dividends relative to these shares since 2003, approximately 648 million Brazilian real (166m US dollar) in addition to legal fees. Ambev disputes these claims and intends to continue to vigorously defend its case.

ANTITRUST MATTERS

On 22 July 2009, CADE, the Brazilian antitrust authority issued its ruling in Administrative Proceeding No. 08012.003805/2004-10. This proceeding was initiated in 2004 as a result of a complaint filed by Schincariol (a South American brewery and beverage maker based in Brazil) and had, as its main purpose, the investigation of Ambev’s conduct in the market, in particular its customer loyalty program known as “Tô Contigo,” which is similar to airline frequent flyer and other mileage programs. After the administrative investigation, CADE issued a ruling that, among other things, imposed a fine in the amount of 353 million Brazilian real (114m US dollar). Ambev challenged the decision before the federal courts, which ordered the suspension of the fine and other parts of the decision upon its posting of a guarantee. According to the opinion of Ambev’s management, a loss was possible (but not probable), and therefore Ambev had not established a provision in its financial statements. This possible loss was expected to be limited to the aforementioned fine (which reached 620 million Brazilian Real (200m US dollar) as of 30 June 2015, reflecting adjustment for inflation and accrued interests) and additional legal fees in connection with this matter. On 14 July 2015, CADE and Ambev reached a judicial settlement to definitely close the lawsuit relating to the decision issued by CADE in the Administrative Proceeding No. 08012.003805/2004-10. With this settlement, Ambev agreed to pay a fine in the amount of 229 million Brazilian real (77m US dollar). The final amount agreed upon by the parties is the result of the correction of some mistakes in the original decision, as well as an approximate 20% discount granted by CADE.

In August 2011, the German Federal Cartel Office (Bundeskartellamt) launched an investigation against several breweries and retailers in Germany in connection with an allegation of anticompetitive vertical price maintenance by breweries vis-à-vis their trading partners in Germany. On 18 June 2015, the Bundeskartellamt announced that it partially concluded these proceedings and issued fines. Due to AB InBev’s cooperation with the Bundeskartellamt, AB InBev received immunity from fines. Although the investigation of the Bundeskartellamt is partially continuing, AB InBev has reason to believe that it will not receive a fine and that it will have full immunity from fines at the end of the proceedings.

On 12 December 2014 a lawsuit was commenced in the Ontario Superior Court of Justice against the Liquor Control Board of Ontario, Brewers Retail Inc. (The Beer Store) and the owners of Brewers Retail Inc. (Molson Coors Canada, Sleeman Breweries Ltd. and Labatt Breweries of Canada LP). The lawsuit was amended by the claimants on 20 May 2015. The lawsuit, brought pursuant to the Ontario Class Proceedings Act, seeks, among other things: a declaration that the defendants conspired and agreed with each other to allocate sales, territories, customers or markets for the supply of beer sold in Ontario since June 1, 2000, a declaration that Brewers Retail Inc. and the owners of Brewers Retail Inc. conspired and agreed to fix, increase and/or maintain the fees charged by The Beer Store to other competitive brewers who wished to sell their products through The Beer Store, a declaration that the parties conspired to impose higher/differential prices to Ontario licensees (on-trade) for beer, which the claimants allege is illegal under the Liquor Control Act and a declaration that The Beer Store was not permitted by law to charge “licensee” prices that are in excess of retail prices for beer. The claimants are seeking damages not exceeding 1.4 billion Canadian dollar (1.0 billion US dollar), punitive, exemplary and aggravated damages of 5 million Canadian dollar (4m US dollar) and disgorgement of certain revenues. The company believes that there are strong defenses and, accordingly, has not recorded any provision in connection therewith.

2009 DISPOSITIONS PENSION LITIGATION

On 1 December 2009, AB InBev and several of its related companies were sued in Federal Court in the Eastern District of Missouri in a lawsuit styled Richard F. Angevine v. AB InBev, et al. The plaintiff sought to represent a class of certain employees of Busch Entertainment Corporation, which was divested on 1 December 2009, and the four Metal Container Corporation plants which were divested on 1 October 2009. He also sought to represent certain employees of any other subsidiary of Anheuser-Busch Companies, Inc. (ABC) which were divested on 1 October 2009. The lawsuit contained claims that the class was entitled to enhanced retirement benefits under sections 4.3 and 19.11(f) of the Anheuser-Busch Companies’ Salaried Employees’ Pension Plan (the “Plan”). Specifically, plaintiff alleged that the divestitures resulted in his “involuntary termination” from “ABC and its operating division and subsidiaries” within three years after the 18 November 2008 ABC/InBev merger, which allegedly triggered the enhanced benefits under the Plan. The lawsuit claimed that by failing to provide the class members with these enhanced benefits, AB InBev, et al. breached their fiduciary duties under ERISA. The complaint sought punitive damages and attorneys’ fees. On 16 July 2010, the Court ruled that the claims for breach of fiduciary duty and punitive damages were not proper. The Court also found that Angevine did not exhaust his administrative remedies, which was required before filing a lawsuit. Angevine filed an appeal of this ruling with the Eighth Circuit Court of Appeals. On 22 July 2011, the Court of Appeals affirmed the decision of the lower court. No further appeals were filed.

On 15 September 2010, AB InBev and several of its related companies were sued in Federal Court for the Southern District of Ohio in a lawsuit entitled Rusby Adams et al. v. AB InBev et al. This lawsuit was filed by four employees of Metal Container Corporation’s facilities (“MCC”) in Columbus, Ohio, Gainesville, Florida, and Ft. Atkinson, Wisconsin that were divested on 1 October 2009. Similar to the Angevine lawsuit, these plaintiffs sought to represent a class of participants of the Anheuser-Busch Companies’ Inc. Salaried Employees’ Pension Plan (the “Plan”) who had been employed by subsidiaries of Anheuser-Busch Companies, Inc. that had been divested during the period of 18 November 2008 and 17 November 2011. The plaintiffs also alleged claims similar to the Angevine lawsuit: (1) that they were entitled to benefits under section 19.11(f) of the Plan; and (2) that the denial of benefits was a breach of fiduciary duty. AB InBev believed that it had defenses to these claims, and filed a motion to dismiss. On 25 April 2011, the Court dismissed the breach of fiduciary duty claims, and the only remaining claim was for benefits under section 19.11(f). On 28 March 2012, the Court certified that the case could proceed as a class action comprised of former employees of the divested MCC operations. On 9 January 2013, the Court granted AB InBev’s motion for Judgment on the Administrative Record. The plaintiffs appealed this decision on 5 February 2013. On 11 July 2014, the Court of Appeals for the 6th Circuit reversed the lower court and remanded the case for judgment against AB InBev. On 16 September 2014, AB InBev’s Motion for Rehearing En Banc was denied. A Final Order and Judgment was then entered by the District Court on 24 December 2014, which ordered the Plan to provide the enhanced pension benefit under Section 19.11(f) to members of the certified class. The company believes that the total amount of the enhanced pension benefit is approximately 7 million US dollar. Plaintiffs’ counsel has received approximately 0.8 million US dollar in legal fees.

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

On 10 October 2012, another class action complaint was filed against Anheuser-Busch Companies, LLC, Anheuser-Busch Companies Pension Plan, Anheuser-Busch Companies Pension Plan Appeals Committee and the Anheuser-Busch Companies

Pension Plans Administrative Committee by Brian Knowlton, an employee of the divested Busch Entertainment Corporation (“BEC”). This complaint, filed in Federal Court in the Southern District of California, was amended on 12 October 2012. Like the other lawsuits, it claims that the employees of any divested assets were entitled to enhanced retirement benefits under section 19.11(f) of the Plan. However, it specifically excludes the divested Metal Container Corporation facilities that have been included in the Adams class action. On 6 November 2012, the plaintiffs filed a motion asking the court to move the Anderson case to California to join it with the Knowlton case for discovery. The company filed a motion to dismiss/motion to transfer the case to Missouri on 12 November 2012, which was granted on 30 January 2013. As outlined above, on 11 March 2013, the Knowlton case was then consolidated in Missouri with the Anderson case. On 19 April 2013 a consolidated complaint was filed, and a Motion to Dismiss was filed by the company on 10 May 2013. On 30 October 2013, the court dismissed the breach of fiduciary claims, and an answer was filed on 13 November 2013. On 19 November 2013, plaintiffs amended one count of the consolidated complaint. On 16 May 2014, the Court granted class certification. The class consists of divested BEC employees. On 10 November 2014, Plaintiffs filed a Motion for Judgment on the Pleadings based on the decision by the Sixth Circuit Court of Appeals in the Adams case. On 8 July 2015, the Court issued an order of partial judgment on the pleadings, holding that the employees of BEC were entitled to enhanced retirement benefits under the Plan. The 8 July 2015 Order, however, was not a final, appealable order. On 21 August 2015, the company filed a motion seeking entry of a final, appealable order, as well as, a stay pending appeal and that motion was granted on 9 October 2015. The company subsequently appealed. That appeal remains pending. The company believes that the total amount of the enhanced pension benefit at issue in this case is approximately 66 million US dollar.

31.	RELATED PARTIES

TRANSACTIONS WITH DIRECTORS AND EXECUTIVE BOARD MANAGEMENT MEMBERS (KEY MANAGEMENT PERSONNEL)

In addition to short-term employee benefits (primarily salaries) AB InBev’s executive board management members are entitled to post-employment benefits. More particular, members of the executive board of management participate in the pension plan of their respective country – see also Note 23 Employee Benefits. Finally, key management personnel are eligible for the company’s share option; restricted stock and/or share swap program (refer Note 24 Share-based Payments). Total directors and executive board management compensation included in the income statement can be detailed as follows:

	2015		2014		2013
Million US dollar	Directors	Executive board management	Directors	Executive board management	Directors	Executive board management
Short-term employee benefits	3	25	2	21	2	22
Post-employment benefits	—	2	—	2	—	2
Other long-term employee benefits	—	—	—	1	—	—
Share-based payments	2	65	3	73	3	66

	5	91	5	97	5	90

Directors’ compensation consists mainly of directors’ fees.

During 2015, AB InBev entered into the following transactions through Grupo Modelo and its subsidiaries:

•	The acquisition of information technology and infrastructure services for a consideration of approximately 5m US dollar from a company in which one of the company’s Board Member had significant influence as of 31 December 2015;

•	The acquisition of sponsorship rights, lease and other agreements for an aggregated consideration of 5m US dollar from companies owned by one of the company’s Board Member as of 31 December 2015.

With the exception of the abovementioned transactions, key management personnel were not engaged in any transactions with AB InBev and did not have any significant outstanding balances with the company.

JOINTLY CONTROLLED ENTITIES

Significant interests in joint ventures include three entities in Brazil, one in Mexico and two in Canada. None of these joint ventures are material to the company. Aggregate amounts of AB InBev’s interest are as follows:

Million US dollar	2015	2014	2013
Non-current assets	2	2	101
Current assets	5	4	57
Non-current liabilities	2	—	67
Current liabilities	5	5	115
Result from operations	(1)	6	24
Profit attributable to equity holders of AB InBev	—	3	11

TRANSACTIONS WITH ASSOCIATES

AB InBev’s transactions with associates were as follows:

Million US dollar	2015	2014	2013
Gross profit	(77)	(92)	31
Current assets	2	2	6
Current liabilities	25	11	32

TRANSACTIONS WITH PENSION PLANS

AB InBev’s transactions with pension plans mainly comprise 12m US dollar other income from pension plans in US and 1m US dollar other income from pension plans in Brazil.

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

•	On 13 October 2009, Anheuser-Busch InBev Worldwide Inc. issued (i) 1.5 billion US dollar principal amount of 3.0% unsecured notes due 2012, (ii) 1.25 billion US dollar principal amount of 4.125% unsecured notes due 2015, (iii) 2.25 billion US dollar principal amount of 5.375% unsecured notes due 2020 and (iv) 0.5 billion US dollar principal amount of 6.375% unsecured notes due 2040 (collectively the “October Notes”). The October Notes were exchanged for publicly registered notes on 8 February 2010.

•	On 24 March 2010, Anheuser-Busch Worldwide Inc. issued (i) 1.0 billion US dollar principal amount of 2.5% unsecured notes due 2013, (ii) 0.75 billion US dollar principal amount 3.625% unsecured notes due 2015, (iii) 1.0 billion US dollar principal amount of 5.0% due 2020 and (iv) 0.5 billion US dollar bearing interest at a floating rate of 3 month US dollar LIBOR plus 0.73% due 2013 (collectively the “March Notes”). These Notes were exchanged for publicly registered notes on 5 August 2010.

•	On 10 November 2010, Anheuser-Busch InBev Worldwide Inc. issued 0.75 billion Brazilian real principal amount of 9.75% notes due 2015.

•	On 24 January 2011, AB InBev Worldwide Inc. issued a series of notes in an aggregate principal amount of 1.65 billion, consisting of 0.65 billion US dollar aggregate principal amount of floating rate notes due 2014, 0.5 billion US dollar aggregate principal amount of fixed rate notes due 2016 and 0.5 billion US dollar aggregate principal amount of fixed rate notes due 2021. The notes bear interest at an annual rate of 55 basis points above three-month LIBOR for the floating rate notes, 2.875% for the 2016 notes, and 4.375% for the 2021 notes. The notes will mature on 27 January 2014 in the case of the floating rate notes, 15 February 2016 in the case of the 2016 notes and 15 February 2021 in the case of the 2021 notes. The issuance closed on 27 January 2011.

•	On 11 February 2011, Anheuser-Busch InBev Worldwide Inc. announced that it had filed a Registration Statement on Form F-4 with the United States Securities and Exchange Commission (“SEC”) seeking to undertake an exchange offer of (i) 1.25 billion US dollar principal amount of 7.2 % notes due 2014, (ii) 2.5 billion US dollar principal amount of 7.75 % notes due 2019, (iii) 1.25 billion US dollar principal amount of 8.2 % notes due 2039 (collectively the “January Notes”) and (iv) 1.55 billion US dollar principal amount of 5.375 % notes due 2014, (v) 1.0 billion US dollar principal amount of 6.875 % notes due 2019, and (vi) 0.45 billion US dollar principal amount of 8.0 % notes due 2039 (collectively the “May Notes”) . Anheuser-Busch InBev Worldwide would offer to exchange unregistered notes which have been privately issued under Rule 144A for freely tradable notes registered under the Securities Act of 1933 with otherwise substantially the same terms and conditions. The exchange offer closed on 14 March 2011.

•	On 19 May 2011, Anheuser-Busch InBev Worldwide Inc. announced that it has provided the holders of the 7.20% notes due 2014 (“Notes”) notice of its intention to redeem the outstanding 1.25 billion US dollar principal amount of the Notes, effective 20 June 2011. The Notes were originally issued on 12 January 2009 under the Base Indenture dated 12 January 2009 and the First Supplemental Indenture of the same date between Anheuser-Busch InBev Worldwide Inc. and The Bank of New York Mellon, as trustee. Such notes were exempt from registration under the Securities Act of 1933, as amended (“Securities Act”) and were voluntarily exchanged by Anheuser-Busch InBev Worldwide Inc. for freely tradable notes registered under the Securities Act with otherwise substantially identical terms and conditions in a tender offer that closed on 14 March 2011. The redemption closed on 20 June 2011.

•	On 14 July 2011, Anheuser-Busch InBev Worldwide Inc. issued 1.05 billion US dollar aggregate principal amount of bonds, consisting of 300 million US dollar aggregate principal amount of floating rate notes due 2014 and 750 million US dollar aggregate principal amount of fixed rate notes due 2014. The notes will bear interest at an annual rate of 36 basis points above three-month LIBOR for the floating rate notes and 1.50% for the fixed rate notes.

•	On 16 July 2012, Anheuser-Busch InBev Worldwide Inc., issued 7.5 billion US dollar aggregate principal amount of bonds, consisting of 1.5 billion US dollar aggregate principal amount of fixed rate notes due 2015, 2.0 billion US dollar aggregate principal amount of fixed rate notes due 2017, 3.0 billion US dollar aggregate principal amount of fixed rate notes due 2022 and 1.0 billion US dollar aggregate principal amount of fixed rate notes due 2042. The notes will bear interest at an annual rate of 0.800% for the 2015 notes, 1.375% for the 2017 notes, 2.500% for the 2022 notes and 3.750% for the 2042 notes.

•	On 17 January 2013, Anheuser-Busch InBev Finance Inc. issued 4.0 billion US dollar aggregated principal amount of bonds, consisting of 1.0 billion US dollar aggregated principal amount of fixed rate notes due 2016, 1.0 billion US dollar aggregated principal amount of fixed rate notes due 2018, 1.25 billion US dollar aggregated principal amount of fixed rate notes due 2023 and 0.75 billion US dollar aggregated principal amount of fixed rate notes due 2043. The notes will bear interest at an annual rate of 0.800% for the 2016 notes, 1.250% for the 2018 notes, 2.625% for the 2023 notes and 4.000% for the 2043 notes.

•	On 27 January 2014, Anheuser-Busch InBev Finance Inc., issued 5.25 billion US dollar aggregate principal amount of bonds, consisting of 1.2 billion US dollar aggregate principal amount of fixed rate notes due 2017; 300m US dollar aggregate principal amount of floating rate notes due 2017; 1.25 billion US dollar aggregate principal amount of fixed rate notes due 2019; 250m US dollar aggregate principal amount of floating rate notes due 2019; 1.4 billion US dollar aggregate principal amount of fixed rate notes due 2024; and 850m US dollar aggregate principal amount of fixed rate notes due 2044. The fixed rate notes will bear interest at an annual rate of 1.125% for the 2017 notes; 2.150% for the 2019 notes; 3.700% for the 2024 notes; and 4.625% for the 2044 notes. The floating rate notes will bear interest at an annual rate of 19.00 basis points above three-month LIBOR for the 2017 floating rate notes and 40.00 basis points above three-month LIBOR for the 2019 floating rate notes.

•	On 23 July 2015, Anheuser-Busch InBev Finance Inc., issued 565 million US dollar aggregated principal amount of fixed rate notes due 2045. The notes will bear interest at an annual rate of 4.60%.

The following condensed consolidating financial information presents the Condensed Consolidating Statement of Financial Position as of 31 December 2015 and 31 December 2014, the Condensed Consolidating Income Statements and Condensed Consolidating Statements of Cash Flows for the years ended 31 December 2015, 2014 and 2013 of (a) AB InBev SA/NV, (b) Anheuser-Busch Worldwide Inc. (the Issuer prior to 2013, and guarantor of notes issued by Anheuser-Busch InBev Finance Inc.), (c) Anheuser-Busch InBev Finance Inc. (the Issuer from 2013 onwards, and guarantor of notes issued by Anheuser-Busch Worldwide Inc.), (d) the Other Subsidiary Guarantors, (e) the non-guarantor subsidiaries, (f) elimination entries necessary to consolidate the Parent with the issuer, the guarantor subsidiaries and the non-guarantor subsidiaries; and (g) the Company on a consolidated basis. Investments in consolidated subsidiaries are presented under the equity method of accounting. Separate financial statements and other disclosures with respect to the guarantor subsidiaries have not been provided as management believes the following information is sufficient, as the guarantor subsidiaries are 100% owned by the Parent and all guarantees are full and unconditional. Except as disclosed in Note 21 Changes in Equity and Earnings per Share, there are no restrictions on the Company’s ability to obtain funds from any of its direct or indirect wholly-owned subsidiaries through dividends, loans or advances.

CONDENSED CONSOLIDATING INCOME STATEMENT

For the year ended 31 December 2015 Million US dollar	AB InBev NV/SA	AB InBev Worldwide Inc	AB InBev Finance Inc	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total
Revenue	104	—	—	14 097	31 059	(1 656)	43 604
Cost of sales	(72)	—	—	(6 179)	(12 542)	1 656	(17 137)

Gross profit	32	—	—	7 918	18 517	—	26 467
Distribution expenses	(3)	—	—	(1 009)	(3 246)	—	(4 258)
Sales and marketing expenses	(147)	—	—	(2 065)	(4 701)	—	(6 913)
Administrative expenses	(297)	—	—	(258)	(2 005)	—	(2 560)
Other operating income/(expenses)	542	701	—	(1 210)	1 135	—	1 168

Profit from operations	127	701	—	3 376	9 700	—	13 904
Net finance cost	(565)	(1 791)	41	(311)	1 173	—	(1 453)
Share of result of associates	—	—	—	2	8	—	10
Profit before tax	(438)	(1 090)	41	3 067	10 881	—	12 461
Income tax expense	—	659	(36)	(1 068)	(2 149)	—	(2 594)
Profit	(438)	(431)	5	1 999	8 732	—	9 867
Income from subsidiaries	8 711	1 374	—	3 484	1 410	(14 979)	—
Profit	8 273	943	5	5 483	10 142	(14 979)	9 867
Attributable to:
Equity holders of AB InBev	8 273	943	5	5 483	8 548	(14 979)	8 273
Non-controlling interest	—	—	—	—	1 594	—	1 594

For the year ended 31 December 2014 Million US dollar	AB InBev NV/SA	AB InBev Worldwide Inc	AB InBev Finance Inc	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total
Revenue	—	—	—	14 345	34 111	(1 393)	47 063
Cost of sales	(4)	—	—	(6 312)	(13 833)	1 393	(18 756)

Gross profit	(4)	—	—	8 033	20 278	—	28 307
Distribution expenses	1	—	—	(969)	(3 590)	—	(4 558)
Sales and marketing expenses	(157)	—	—	(1 888)	(4 991)	—	(7 036)
Administrative expenses	(320)	—	—	(235)	(2 236)	—	(2 791)
Other operating income/(expenses)	884	815	—	(1 115)	605	—	1 189
Profit from operations	404	815	—	3 826	10 066	—	15 111
Net finance cost	(548)	(2 181)	(35)	2 175	(730)	—	(1 319)
Share of result of associates	—	—	—	3	6	—	9
Profit before tax	(144)	(1 366)	(35)	6 004	9 342	—	13 801
Income tax expense	(5)	597	17	(1 303)	(1 805)	—	(2 499)
Profit	(149)	(769)	(18)	4 701	7 537	—	11 302
Income from subsidiaries	9 365	1 797	—	2 327	1 223	(14 712)	—
Profit	9 216	1 028	(18)	7 028	8 760	(14 712)	11 302
Attributable to:
Equity holders of AB InBev	9 216	1 028	(18)	7 028	6 674	(14 712)	9 216
Non-controlling interest	—	—	—	—	2 086	—	2 086

For the year ended 31 December 2013 Million US dollar	AB InBev NV/SA	AB InBev Worldwide Inc	AB InBev Finance Inc	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total
Revenue	—	—	—	14 309	30 106	(1 220)	43 195
Cost of sales	(4)	—	—	(6 383)	(12 427)	1 220	(17 594)

Gross profit	(4)	—	—	7 926	17 679	—	25 601
Distribution expenses	—	—	—	(915)	(3 146)	—	(4 061)
Sales and marketing expenses	(110)	—	—	(1 681)	(4 167)	—	(5 958)
Administrative expenses	(340)	—	—	(263)	(1 936)	—	(2 539)
Other operating income/(expenses)	800	835	—	(1 466)	821	—	990
Fair value adjustments	—	—	—	6 415	(5)	—	6 410

Profit from operations	346	835	—	10 016	9 246	—	20 443
Net finance cost	(508)	(2 152)	(63)	2 454	(1 934)	—	(2 203)
Share of result of associates	—	—	—	277	17	—	294
Profit before tax	(162)	(1 317)	(63)	12 747	7 329	—	18 534
Income tax expense	19	594	30	(1 259)	(1 400)	—	(2 016)
Profit	(143)	(723)	(33)	11 488	5 929	—	16 518
Income from subsidiaries	14 537	8 164	—	781	637	(24 119)	—
Profit	14 394	7 441	(33)	12 269	6 566	(24 119)	16 518
Attributable to:
Equity holders of AB InBev	14 394	7 441	(33)	12 269	4 442	(24 119)	14 394
Non-controlling interest	—	—	—	—	2 124	—	2 124

CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL POSITION

As at 31 December 2015 Million US dollar	AB InBev NV/SA	AB InBev Worldwide Inc	AB InBev Finance Inc	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total
ASSETS
Non-current assets
Property, plant and equipment	80	—	—	4 895	13 977	—	18 952
Goodwill	—	—	—	32 831	32 230	—	65 061
Intangible assets	259	—	—	21 983	7 435	—	29 677
Investments in subsidiaries	78 857	56 214	—	44 555	21 778	(201 404)	—
Investments in associates	—	—	—	31	181	—	212
Deferred tax assets	—	456	—	—	1 181	(456)	1 181
Other non-current assets	6 712	13 745	9 680	38 555	19 901	(87 335)	1 258
	85 908	70 415	9 680	142 850	96 683	(289 195)	116 341
Current assets
Inventories	—	—	—	581	2 281	—	2 862
Trade and other receivables	5 388	574	1 087	17 035	11 170	(27 535)	7 719
Cash and cash equivalents	38	739	525	10 042	9 015	(13 436)	6 923
Investment securities	—	—	—	—	55	—	55
Other current assets	—	526	—	(433)	642	—	735
	5 426	1 839	1 612	27 225	23 163	(40 971)	18 294
Total assets	91 334	72 254	11 292	170 075	119 846	(330 166)	134 635
EQUITY AND LIABILITIES
Equity
Equity attributable to equity holders of AB InBev	45 719	34 401	526	116 127	46 770	(201 406)	42 137
Minority interest	—	—	—	—	3 582	—	3 582
	45 719	34 401	526	116 127	50 352	(201 406)	45 719
Non-current liabilities
Interest-bearing loans and borrowings	34 187	33 626	9 621	11 947	41 476	(87 316)	43 541
Employee benefits	5	—	—	1 404	1 316	—	2 725
Deferred tax liabilities	—	—	12	10 014	2 391	(456)	11 961
Other non-current liabilities	149	—	—	950	1 152	(18)	2 233
	34 341	33 626	9 633	24 315	46 335	(87 790)	60 460
Current liabilities
Interest-bearing loans and borrowings	8 164	3 830	1 000	12 468	6 106	(25 656)	5 912
Income tax payable	—	—	15	2	652	—	669
Trade and other payables	1 136	397	118	6 009	15 860	(1 878)	21 642
Other current liabilities	1 974	—	—	11 154	541	(13 436)	233
	11 274	4 227	1 133	29 633	23 159	(40 970)	28 456
Total equity and liabilities	91 334	72 254	11 292	170 075	119 846	(330 166)	134 635

As at 31 December 2014[1] Million US dollar	AB InBev NV/SA	AB InBev Worldwide Inc	AB InBev Finance Inc	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total
ASSETS
Non-current assets
Property, plant and equipment	63	—	—	4 959	15 241	—	20 263
Goodwill	—	—	—	32 718	38 040	—	70 758
Intangible assets	304	—	—	21 677	7 942	—	29 923
Investments in subsidiaries	72 270	58 087	—	33 351	7 011	(170 719)	—
Investments in associates	—	—	—	38	160	—	198
Deferred tax assets	—	—	3	—	1 055	—	1 058
Other non-current assets	9 265	391	10 286	44 329	6 647	(69 109)	1 809
	81 902	58 478	10 289	137 072	76 096	(239 828)	124 009
Current assets
Inventories	—	—	—	579	2 395	—	2 974
Trade and other receivables	2 267	—	75	10 526	8 914	(15 333)	6 449
Cash and cash equivalents	1 118	4	460	6 727	13 797	(13 749)	8 357
Investment securities	—	—	—	—	301	—	301
Other current assets	—	551	—	—	296	(387)	460
	3 385	555	535	17 832	25 703	(29 469)	18 541
Total assets	85 287	59 033	10 824	154 904	101 799	(269 297)	142 550
EQUITY AND LIABILITIES
Equity
Equity attributable to equity holders of AB InBev	54 257	19 947	494	105 372	40 622	(170 720)	49 972
Minority interest	—	—	—	—	4 285	—	4 285
	54 257	19 947	494	105 372	44 907	(170 720)	54 257
Non-current liabilities
Interest-bearing loans and borrowings	23 078	33 025	10 221	15 127	30 898	(68 719)	43 630
Employee benefits	6	—	—	1 596	1 448	—	3 050
Deferred tax liabilities	—	—	—	10 263	2 829	(391)	12 701
Other non-current liabilities	165	—	—	492	1 047	—	1 704
	23 249	33 025	10 221	27 478	36 222	(69 110)	61 085
Current liabilities
Interest-bearing loans and borrowings	6 048	5 379	—	5 999	3 726	(13 701)	7 451
Income tax payable	—	—	—	404	612	(387)	629
Trade and other payables	1 112	438	109	3 123	15 770	(1 630)	18 922
Other current liabilities	621	244	—	12 528	562	(13 749)	206
	7 781	6 061	109	22 054	20 670	(29 467)	27 208
Total equity and liabilities	85 287	59 033	10 824	154 904	101 799	(269 297)	142 550

[1]	Reclassified to conform to the 2015 presentation.

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the year ended 31 December 2015 Million US dollar	AB InBev NV/SA	AB InBev Worldwide Inc	AB InBev Finance Inc	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total
OPERATING ACTIVITIES
Profit	8 273	943	5	5 483	10 142	(14 979)	9 867
Depreciation, amortization and impairment	74	—	—	727	2 352	—	3 153
Net finance cost	565	1 791	(41)	311	(1 173)	—	1 453
Income tax expense	101	(659)	36	1 068	2 048	—	2 594
Investment income	(8 711)	(1 374)	—	(3 484)	(1 410)	14 979	—
Other items	57	—	—	85	(483)	—	(341)
Cash flow from operating activities before changes in working capital and use of provisions	359	701	—	4 190	11 476	—	16 726
Working capital and provisions	(215)	550	(2)	(630)	1 669	(35)	1 337
Cash generated from operations	144	1 251	(2)	3 560	13 145	(35)	18 063
Interest paid, net	(442)	(1 845)	48	1 820	(1 122)	(68)	(1 609)
Dividends received	2 607	1 891	—	19	984	(5 479)	22
Income tax paid	(9)	—	—	(846)	(1 500)	—	(2 355)
CASH FLOW FROM OPERATING ACTIVITIES	2 300	1 297	46	4 553	11 507	(5 582)	14 121
INVESTING ACTIVITIES
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	—	(2)	—	(312)	(604)	—	(918)
Acquisition of property, plant and equipment and of intangible assets	(105)	—	—	(646)	(3 998)	—	(4 749)
Net of tax proceeds from the sale of assets held for sale	—	—	—	244	153	—	397
Net proceeds/(acquisition) of other assets	—	—	—	44	173	—	217
Net proceeds from sale/(acquisition) of investment in short-term debt securities	—	—	—	—	169	—	169
Net repayments/(payments) of loans granted	(13 496)	508	(565)	598	(10 284)	23 193	(46)
CASH FLOW FROM INVESTING ACTIVITIES	(13 601)	506	(565)	(72)	(14 391)	23 193	(4 930)
FINANCING ACTIVITIES
Intra-group capital reimbursements	156	—	22	3 294	(3 472)	—	—
Proceeds from borrowings	19 965	24 078	565	6 933	12 163	(47 467)	16 237
Payments on borrowings	(3 553)	(24 869)	(3)	(3 845)	(7 807)	24 297	(15 780)
Other financing activities	159	(33)	(1)	(2 353)	1 456	—	(772)
Share buy back	(1 000)	—	—	—	—	—	(1 000)
Dividends paid	(6 586)	—	—	(3 370)	(3 489)	5 479	(7 966)
CASH FLOW FROM FINANCING ACTIVITIES	9 141	(824)	583	659	(1 149)	(17 691)	(9 281)
Net increase/(decrease) in cash and cash equivalents	(2 160)	979	64	5 140	(4 033)	(80)	(90)
Cash and cash equivalents less bank overdrafts at beginning of year	502	(240)	460	(5 789)	13 383	—	8 316
Effect of exchange rate fluctuations	(174)	—	1	(451)	(772)	80	(1 316)
Cash and cash equivalents less bank overdrafts at end of year	(1 832)	739	525	(1 100)	8 578	—	6 910

For the year ended 31 December 2014[1] Million US dollar	AB InBev NV/SA	AB InBev Worldwide Inc	AB InBev Finance Inc	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total
OPERATING ACTIVITIES
Profit	9 216	1 028	(18)	7 028	8 760	(14 712)	11 302
Depreciation, amortization and impairment	91	—	—	688	2 574	—	3 353
Net finance cost	548	2 181	35	(2 177)	732	—	1 319
Income tax expense	5	(597)	(17)	1 303	1 805	—	2 499
Investment income	(9 365)	(1 797)	—	(2 327)	(1 223)	14 712	—
Other items	59	1	—	(158)	(44)	—	(142)
Cash flow from operating activities before changes in working capital and use of provisions	554	816	—	4 357	12 604	—	18 331
Working capital and provisions	103	873	2	(1 527)	830	76	357
Cash generated from operations	657	1 689	2	2 830	13 434	76	18 688
Interest paid, net	(467)	(2 176)	29	2 267	(1 767)	(89)	(2 203)
Dividends received	3 945	4 100	—	2 826	2 524	(13 365)	30
Income tax paid	(5)	—	—	(667)	(1 699)	—	(2 371)
CASH FLOW FROM OPERATING ACTIVITIES	4 130	3 613	31	7 256	12 492	(13 378)	14 144
INVESTING ACTIVITIES
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	—	(3)	—	(146)	(6 551)	—	(6 700)
Acquisition of property, plant and equipment and of intangible assets	(85)	—	—	(468)	(3 842)	—	(4 395)
Net of tax proceeds from the sale of assets held for sale	—	—	—	—	(65)	—	(65)
Net proceeds/(acquisition) of other assets	—	—	—	54	234	—	288
Net proceeds from sale/(acquisition) of investment in short-term debt securities	—	—	—	—	(187)	—	(187)
Net repayments/(payments) of loans granted	(7 813)	—	(5 250)	(1 945)	(7 255)	22 262	(1)
CASH FLOW FROM INVESTING ACTIVITIES	(7 898)	(3)	(5 250)	(2 505)	(17 666)	22 262	(11 060)
FINANCING ACTIVITIES
Intra-group capital reimbursements	404	—	250	(135)	(519)	—	—
Proceeds from borrowings	16 868	6 657	5 250	2 095	9 681	(22 169)	18 382
Payments on borrowings	(4 710)	(7 966)	(30)	(967)	(1 384)	(102)	(15 159)
Other financing activities	298	—	(7)	(1 004)	943	—	230
Dividends paid	(5 420)	(2 510)	—	(6 600)	(6 235)	13 365	(7 400)
CASH FLOW FROM FINANCING ACTIVITIES	7 440	(3 819)	5 463	(6 611)	2 486	(8 906)	(3 947)
Net increase/(decrease) in cash and cash equivalents	3 672	(209)	244	(1 860)	(2 688)	(22)	(863)
Cash and cash equivalents less bank overdrafts at beginning of year	(3 101)	(31)	216	(3 449)	16 198	—	9 833
Effect of exchange rate fluctuations	(69)	—	—	(480)	(127)	22	(654)
Cash and cash equivalents less bank overdrafts at end of year	502	(240)	460	(5 789)	13 383	—	8 316

[1]	Reclassified to conform to the 2015 presentation.

For the year ended 31 December 2013[1] Million US dollar	AB InBev NV/SA	AB InBev Worldwide Inc	AB InBev Finance Inc	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total
OPERATING ACTIVITIES
Profit	14 394	7 441	(33)	12 269	6 566	(24 119)	16 518
Depreciation, amortization and impairment	87	—	—	717	2 181	—	2 985
Net finance cost	508	2 152	63	(2 454)	1 934	—	2 203
Income tax expense	(19)	(594)	(30)	1 258	1 401	—	2 016
Investment income	(14 537)	(8 164)	—	(781)	(637)	24 119	—
Revaluation of initial investment in Grupo Modelo	—	—	—	(6 415)	—	—	(6 415)
Other items	82	—	—	(63)	(88)	—	(69)
Cash flow from operating activities before changes in working capital and use of provisions	515	835	—	4 531	11 357	—	17 238
Working capital and provisions	103	1 598	4	(1 779)	229	58	213
Cash generated from operations	618	2 433	4	2 752	11 586	58	17 451
Interest paid, net	(550)	(2 143)	13	1 855	(1 129)	37	(1 917)
Dividends received	2 503	2 000	—	610	1 507	(6 014)	606
Income tax paid	(2)	—	(1)	(827)	(1 446)	—	(2 276)
CASH FLOW FROM OPERATING ACTIVITIES	2 569	2 290	16	4 390	10 518	(5 919)	13 864
INVESTING ACTIVITIES
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	—	(3)	—	(1 008)	(16 386)	—	(17 397)
Acquisition of property, plant and equipment and of intangible assets	(112)	—	—	(410)	(3 347)	—	(3 869)
Net of tax proceeds from the sale of assets held for sale	—	—	—	—	4 002	—	4 002
Net proceeds from sale/(acquisition) of investment in short-term securities	3 774	2 864	—	—	69	—	6 707
Net proceeds/(acquisition) of other assets	—	—	—	19	225	—	244
Net repayments/(payments) of loans granted	(8 722)	—	(5 160)	(53 749)	(40 500)	108 262	131
CASH FLOW FROM INVESTING ACTIVITIES	(5 060)	2 861	(5 160)	(55 148)	(55 937)	108 262	(10 182)
FINANCING ACTIVITIES
Intra-group capital reimbursements	3 504	(1 500)	250	423	(2 677)	—	—
Proceeds from borrowings	21 887	2 546	5 197	48 730	65 960	(121 856)	22 464
Payments on borrowings	(17 430)	(5 090)	(53)	(4 219)	(4 653)	13 439	(18 006)
Cash received for deferred shares instrument	—	—	—	—	1 500	—	1 500
Other financing activities	270	—	(34)	1 145	(844)	—	537
Dividends paid	(4 918)	(1 500)	—	(4 130)	(1 719)	6 014	(6 253)
CASH FLOW FROM FINANCING ACTIVITIES	3 313	(5 544)	5 360	41 949	57 567	(102 403)	242
Net increase/(decrease) in cash and cash equivalents	822	(393)	216	(8 809)	12 148	(60)	3 924
Cash and cash equivalents less bank overdrafts at beginning of year	(3 579)	362	—	4 760	5 508	—	7 051
Effect of exchange rate fluctuations	(344)	—	—	600	(1 458)	60	(1 142)
Cash and cash equivalents less bank overdrafts at end of year	(3 101)	(31)	216	(3 449)	16 198	—	9 833

[1]	Reclassified to conform to the 2015 presentation.

33.	EVENTS AFTER THE BALANCE SHEET DATE

BOND ISSUANCE

On 25 January 2016 Anheuser-Busch InBev Finance Inc., a subsidiary of Anheuser-Busch InBev SA/NV, issued 46 billion US dollar aggregate principal amount of bonds. The bonds comprise the following series: 4.0 billion US dollar aggregate principal amount of fixed rate Notes due 1 February 2019 bearing interest at an annual rate of 1.900%; 7.5 billion US dollar aggregate principal amount of fixed rate Notes due 1 February 2021 bearing interest at an annual rate of 2.650%; 6.0 billion US dollar aggregate principal amount of fixed rate Notes due 1 February 2023 bearing interest at an annual rate of 3.300%; 11.0 billion US dollar aggregate principal amount of fixed rate Notes due 1 February 2026 bearing interest at an annual rate of 3.650%; 6.0 billion US dollar aggregate principal amount of fixed rate Notes due 1 February 2036 bearing interest at an annual rate of 4.700%; 11.0 billion US dollar aggregate principal amount of fixed rate Notes due 1 February 2046 bearing interest at an annual rate of 4.900%; and 0.5 billion US dollar aggregate principal amount of floating rate Notes due 1 February 2021 bearing interest at an annual rate of 126 basis points above three-month LIBOR.

Substantially all of the net proceeds of the offering will be used to fund a portion of the purchase price for the Combination with SABMiller and related transactions. The remainder of the net proceeds will be used for general corporate purposes.

The 2019 notes, the 2021 fixed and floating rate notes, the 2023 notes and the 2026 notes will be subject to a special mandatory redemption at a redemption price equal to 101% of the initial price of such notes, plus accrued and unpaid interest to, but not including the special mandatory redemption date if the Combination is not consummated on or prior to 11 November 2016 (which date is extendable at the option of the Issuer to 11 May 2017) or if, prior to such date, AB InBev announces the withdrawal or lapse of the Combination and that it is no longer pursuing the Combination.

On 29 January 2016 Anheuser-Busch InBev Finance Inc., a subsidiary of Anheuser-Busch InBev SA/NV, issued 1.47 billion US dollar aggregate principal amount of fixed rate Notes due 2046. The Notes will bear interest at an annual rate of 4.915%.

PARTIAL CANCELATION OF THE 75.0 BILLION US DOLLAR COMMITTED SENIOR ACQUISITION FACILITIES

On 27 January 2016, AB InBev announced that it had cancelled 42.5 billion US dollar of the 75.0 billion US dollar Committed Senior Acquisition Facilities following the bond issuances described above. Upon receipt of the net proceeds of the 46 billion US dollar offering, the company was required to cancel the Bridge to Cash / DCM Facilities A & B totaling 30 billion US dollar. Additionally, the company chose to make a voluntary cancellation of 12.5 billion US dollar of the Term Facility A as permitted under the terms of the Committed Senior Acquisition Facilities. It is intended that the net proceeds from the announced sale of both SABMiller’s interests in MillerCoors and the global Miller brand, and certain other future disposals, will be used to pay down and cancel the Disposal Bridge Facility in due course.

ARGENTINA PESO DEVALUATION

In December 2015, the Argentinean peso underwent a severe devaluation. In 2015, the Argentinean operations represented 4.8% of the company’s consolidated revenue and 5.5% of the company’s consolidated normalized EBITDA. The 2015 Argentinean full year results were translated at an average rate of 9.1017 Argentinean pesos per US dollar. The 2015 devaluation, and further devaluations in the future, if any, is expected to decrease the company’s net assets in Argentina, with a balancing entry in the equity of the company. The translation of results and cash flows of the company’s Argentinean operations are also expected to be impacted.

SABMILLER’S EUROPEAN BUSINESS

On 3 December 2015, in line with its commitment to proactively address potential regulatory considerations, Anheuser-Busch InBev SA/NV announced that it was exploring the sale of certain of SABMiller’s European premium brands and related businesses.

On 10 February 2016, AB InBev announced that it had received a binding offer from Asahi Group Holdings, Ltd (“Asahi”) to acquire certain of SABMiller’s European premium brands and related business. The offer values the Peroni, Grolsch, and Meantime brand families and associated businesses in Italy, the Netherlands, UK and internationally at 2 550m euro on a debt free/cash free basis. The parties have now commenced the relevant employee information and consultation processes, during which time AB InBev has agreed to a period of exclusivity with Asahi in respect of these brands and businesses.

Asahi’s offer is conditional on the successful closing of the recommended acquisition of SABMiller by AB InBev, as announced on 11 November 2015.

SABMILLER’S INTEREST IN CHINA RESOURCES SNOW BREWERIES LTD.

On 3 March 2016, AB InBev announced that it has entered into an agreement to sell SABMiller’s 49% interest in China Resources Snow Breweries Ltd. (“CR Snow”) to China Resources Beer (Holdings) Co. Ltd. (“CRB”), which currently owns 51% of CR Snow. This announcement represents the next step in AB InBev’s continued commitment to proactively address regulatory considerations in its recommended acquisition of SABMiller. The agreement values SABMiller’s 49% stake in CR Snow at 1.6 billion US dollar. The transaction has been approved by the Board of CRB as well as by its majority shareholder and thus no extraordinary general meeting will be required for approval. Upon completion of the transaction, CR Snow will become a direct wholly-owned subsidiary of CRB.

The agreement with CRB is conditional on the successful closing of the recommended acquisition of SABMiller by AB InBev as announced on 11 November 2015, which itself contains certain regulatory pre-conditions and conditions. In addition, this agreement is subject to any applicable regulatory approval in China, and AB InBev and CRB will work closely together through any such process. CRB’s acquisition of SABMiller’s stake in CR Snow is expected to close in conjunction with AB InBev’s acquisition of SABMiller.

34.	AB INBEV COMPANIES

Listed below are the most important AB InBev companies. A complete list of the company’s investments is available at AB InBev NV, Brouwerijplein 1, B-3000 Leuven, Belgium. The total number of companies consolidated (fully, proportional and equity method) is 485.

LIST OF MOST IMPORTANT FULLY CONSOLIDATED COMPANIES

NAME AND REGISTERED OFFICE OF FULLY CONSOLIDATED COMPANIES	% OF ECONOMIC INTEREST AS AT 31 DECEMBER 2015

ARGENTINA
CERVECERIA Y MALTERIA QUILMES SAICA y G – Charcas 5160 – C1425BOF – Buenos Aires	61.83

BELGIUM
AB INBEV NV – Grote Markt 1 – 1000 – Brussel	Consolidating Company
BRASSERIE DE L’ABBAYE DE LEFFE S.A. – Place de l’Abbaye 1 – 5500 – Dinant	98.54
BROUWERIJ VAN HOEGAARDEN N.V. – Stoopkensstraat 46 – 3320 – Hoegaarden	100.00
COBREW N.V. – Brouwerijplein 1 – 3000 – Leuven	100.00
INBEV BELGIUM N.V. – Industrielaan 21 – 1070 – Brussel	100.00

BOLIVIA
CERVECERIA BOLIVIANA NACIONAL S.A. – Av. Montes 400 and Chuquisaca No. 121, Zona Challapampa – La Paz	53.63

BRAZIL
AMBEV S.A. – Rua Dr Renato Paes de Barros, 1017, 3° andar, Itaim Bibi – CEP 04530-001 – São Paulo	61.98

CANADA
LABATT BREWING COMPANY LIMITED – 207 Queen’s Quay West, Suite 299 – M5J 1A7 – Toronto	61.98

CHILE
CERVECERIA CHILE S.A. – Av. Presidente Eduardo Frei Montalva 9600 – 8700000 – Quilicura	61.98

CHINA
ANHEUSER-BUSCH INBEV (WUHAN) BREWING COMPANY LIMITED – Shangshou, Qin Duan Kou, Hanyang Area – 430051 – Wuhan, Hubei Province	97.06
ANHEUSER-BUSCH INBEV (HARBIN) SALES COMPANY LTD. – 20 Youfang Street, Xiangfang District – 150030 – Harbin City, Heilongjiang Province	100.00
ANHEUSER-BUSCH INBEV (ZHOUSHAN) BREWERY CO. LTD. – 1 Linggang Yi Road – Zhou Shan City, Zhejiang Province	100.00
INBEV BAISHA (HUNAN) BREWERY CO. LTD. – 304 Shaozhong Middle Road – 410000 – Changsha City, Hunan Province	100.00
INBEV DOUBLE DEER BREWING GROUP CO. LTD. – 419 Wu Tian Street – Wenzhou City, Zhejiang Province	55.00
INBEV JINLONGQUAN (HUBEI) BREWERY CO. LTD. – 89 Jin Long Quan Avenue – Jingmen City, Hubei Province	60.00
INBEV JINLONGQUAN (XIAOGAN) BREWERY CO. LTD. – 198 Chengzhan Road – Xiaogan City, Hubei Province	60.00
INBEV KK (NINGBO) BREWERY CO LTD. – YinJiang Town, Yin Zhou District – 315000 – Ningbo City, Zhejiang Province	100.00
ANHEUSER-BUSCH INBEV SEDRIN BREWERY CO. LTD. – 660 Gong Ye Road, Hanjiang District – 351111 – Putian City, Fujian Province	100.00
ANHEUSER-BUSCH INBEV (TAIZHOU) BREWERY CO. LTD. – 159 Qi Xia East Road, Chengguan Town, Tiantai County – 317200 – Taizhou Cithy, Zhejiang Province	100.00
ANHEUSER-BUSCH INBEV (NINGBO) BREWERY CO. LTD. – YinJiang Town, Yin Zhou District – 315000 – Ningbo City, Zhejiang Province	100.00
ANHEUSER-BUSCH INBEV (NANJING) BREWERY CO. LTD. – Qiliqiao Pukou District – 211800 – Nanjing City, Jiangsu Province	100.00
Siping Ginsber Draft Beer Co Ltd-XianMaQuan area,TieDong district,ShiPing city, JiLin province,Hebei, China	100.00
ANHEUSER-BUSCH INBEV BIG BOSS (JIANGSU) BREWERY CO. LTD. – 666 Zhaoxia Road – Nantong City, Jiangsu Province	100.00
ANHEUSER-BUSCH INBEV BIG BOSS (YANCHENG) BREWERY CO. LTD. – West of Nanhuan Road, Industry District, Dazhong Town – Dafeng City, Jiangsu Province	100.00
ANHEUSER-BUSCH INBEV BIG BOSS (SUZHOU) BREWERY CO. LTD. – 12, East Traffic Road, Lili Town, Wujiang District – Suzhou City, Jiangsu Province	100.00

COLOMBIA
BOGOTA BEER COMPANY BBC S.A.S. – Avenida Carrera 24 85A-47 – Bogota	61.98

CZECH REPUBLIC
Pivovar Samson a.s. – V parku 2326/18, Chodov, 148 00 Praha 4, Česká republika	100.00

NAME AND REGISTERED OFFICE OF FULLY CONSOLIDATED COMPANIES	% OF ECONOMIC INTEREST AS AT 31 DECEMBER 2015

DOMINICAN REPUBLIC
CERVECERIA NACIONAL DOMINICANA S.A. – Autopista 30 de Mayo Km 61/2, Distrito Nacional – A.P. 1086 – Santo Domingo	34.09

ECUADOR
COMPAÑIA CERVECERA AMBEV ECUADOR S.A. – Km 14.5 Via a Daule S/N y Av. Las Iguanas, Guayaquil	61.98

FRANCE
AB INBEV FRANCE S.A.S. – Immeuble Crystal, 38, Place Vauban – C.P. 59110 – La Madeleine	100.00

GERMANY
BRAUEREI BECK GmbH & CO. KG – Am Deich 18/19 – 28199 – Bremen	100.00
BRAUEREI DIEBELS GmbH & CO.KG – Brauerei-Diebels-Strasse 1 – 47661 – Issum	100.00
BRAUERGILDE HANNOVER AG – Hildesheimer Strasse 132 – 30173 – Hannover	100.00
HAAKE-BECK BRAUEREI GmbH & Co. KG – Am Deich 18/19 – 28199 – Bremen	99.96
HASSERÖDER BRAUEREI GmbH – Auerhahnring 1 – 38855 – Wernigerode	100.00
ANHEUSER-BUSCH INBEV GERMANY HOLDING GmbH – Am Deich 18/19 – 28199 – Bremen	100.00
SPATEN – FRANZISKANER – BRÄU GmbH – Marsstrasse 46 + 48 – 80335 – München	100.00

GRAND DUCHY OF LUXEMBOURG
BRASSERIE DE LUXEMBOURG MOUSEL – DIEKIRCH – 1, Rue de la Brasserie – L-9214 – Diekirch	95.82

INDIA
CROWN BEERS INDIA LIMITED – #8-2-684/A, ROAD NO. 12 – BANJARA HILLS, HYDERABAD 500034 – ANDHRA PRADESH	100.00

SOUTH KOREA
ORIENTAL BREWERY CO., LTD – 151, Hyeondogongdan-ro, Seowon-gu Cheongju-si, Chungcheongbuk-do, South Korea	100.00

MEXICO
GRUPO MODELO S.A.B. DE C.V. – JAVIER BARROS SIERRA N° 555 – PISO 6, TORRE ACUARIO, COLONIA ZEDEC SANTA FE – C.P. 01210 – MEXICO CITY, DISTRITO FEDERAL – ALVARO OBREGON	100.00

PARAGUAY
CERVECERIA PARAGUAYA S.A. – Ruta Villeta km 30 N 3045 – 2660 – Ypané	54.15

PERU
COMPANIA CERVECERA AMBEV PERU S.A.C. – Av. Los Laureles Mza. A Lt. 4 del Centro Poblado Menor Santa Maria de Huachipa – Lurigancho (Chosica) – Lima 15	61.98

RUSSIA
OAO SUN INBEV – 28 Moscovskaya Street, Moscow region – 141600 – Klin	99.95

THE NETHERLANDS
INBEV NEDERLAND N.V. – Ceresstraat 1 – 4811 CA – Breda	100.00
INTERBREW INTERNATIONAL B.V. – Ceresstraat 1 – 4811 CA – Breda	100.00

UKRAINE
SUN INBEV UKRAINE PJSC – 30-V Fizkultury Str., BC “Faringeit” 4th floor – 3068 – Kiev	98.29

US
ANHEUSER-BUSCH COMPANIES, LLC. – One Busch Place – St. Louis, MO 63118	100.00
ANHEUSER-BUSCH INTERNATIONAL, INC. – One Busch Place – St. Louis, MO 63118	100.00
ANHEUSER-BUSCH PACKAGING GROUP, INC. – One Busch Place – St. Louis, MO 63118	100.00

UNITED KINGDOM
BASS BEERS WORLDWIDE LIMITED – Porter Tun House, 500 Capability Green – LU1 3LS – Luton	100.00
INBEV UK LTD – Porter Tun House, 500 Capability Green – LU1 3LS – Luton	100.00

URUGUAY
CERVECERIA Y MALTERIA PAYSANDU S.A. – Cesar Cortinas, 2037 – C.P. 11500 – Montevideo	61.94

VIETNAM
ANHEUSER-BUSCH INBEV VIETNAM BREWERY COMPANY LIMITED/No.2 VSIP II-A, Street no. 28, Vietnam – Singapore II-A Industrial Park, Tan Uyen District, Binh Duong Province, Vietnam	100.00